Form 20-F
period 2002-12-31
CREDIT SUISSE GROUP
filed 2003-03-27
CIK 1159510

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
or
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

(Commission file number 001-15244)

Credit Suisse Group

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Shares with a par value of CHF 1	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:
 1,189,891,720 shares, par value CHF 1 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	/x/	No	/ /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	/ /	Item 18	/x/

i

Definitions

For the purposes of this Form 20-F, unless the context otherwise requires, the terms "we," "us," "our" and "the Group" mean the Credit Suisse Group and its consolidated subsidiaries.

Sources

Throughout this Form 20-F, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor's, Standard & Poor's Europe Insurance Market Profile, Thomson Financial, Institutional Investor, Lipper, Moody's Investors Service and Fitch Ratings.

Accounting basis and reporting currency

Our consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Federal Banking Commission guidelines and Swiss GAAP FER Financial Reporting Standards for the insurance businesses of the Group, which collectively are the generally accepted accounting principles for banks and insurance companies, respectively, in Switzerland and which we refer to in this Form 20-F as Swiss GAAP.

Our consolidated financial statements are denominated in Swiss francs, or CHF. For your convenience, we have translated certain amounts referred to in this Form 20-F from Swiss francs into US dollars, or USD, at the rate of CHF 1.3833 = USD 1.00, which was the noon buying rate for Swiss francs on December 31, 2002 in New York City as certified by the Federal Reserve Bank of New York. You should not construe this convenience translation as a representation that the Swiss franc amounts actually denote the corresponding US dollar amounts or could be converted into US dollars at the indicated rate. The assumed rate also differs from the rates used in the preparation of the consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000. For further information on foreign currency translation rates, please refer to note 45 of the notes to the consolidated financial statements.

Incorporation by reference

Portions of Credit Suisse Group's Annual Report 2002 are incorporated by reference in this Form 20-F in response to Items 3, 4, 5, 6, 7, 11 and 18. Such Annual Report, except for those portions thereof which are expressly incorporated by reference herein, is furnished for the information of the United States Securities and Exchange Commission, or SEC, and is not to be deemed "filed" as part of the filing of this Form 20-F.

ii

Cautionary statement regarding forward-looking information

This Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

  •
  Our plans, objectives or goals;
  •
  Our future economic performance or prospects;
  •
  The potential effect on our future performance of certain contingencies; and
  •
  Assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

  •
  Market and interest rate fluctuations;
  •
  The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
  •
  The ability of counterparties to meet their obligations to us;
  •
  The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
  •
  Political and social developments, including war, civil unrest or terrorist activity;
  •
  The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
  •
  The ability to maintain sufficient liquidity and access capital markets;
  •
  Operational factors such as systems failure, human error, or the failure properly to implement procedures;
  •
  Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
  •
  The effects of changes in laws, regulations or accounting policies or practices;
  •
  Competition in geographic and business areas in which we conduct our operations;
  •
  The ability to retain and recruit qualified personnel;
  •
  The ability to maintain our reputation and promote our brands;
  •
  The ability to increase market share and control expenses;
  •
  Technological changes;
  •
  The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
  •
  Acquisitions, including the ability to integrate successfully acquired businesses;
  •
  The adverse resolution of litigation and other contingencies; and
  •
  Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in "Item 3 — Risk factors."

iii

ITEM 3: KEY INFORMATION

Selected financial data

We are a global financial services company domiciled in Switzerland. In the area of financial services, we offer investment products, wealth management and financial advisory services, including insurance and pension solutions, for private and corporate clients. In the area of global investment banking, we provide financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services.

Effective January 1, 2002, we divided our existing operations into two business units, Credit Suisse Financial Services, or CSFS, and Credit Suisse First Boston, or CSFB, containing separate operating segments. CSFS includes the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance segments. CSFB includes the Institutional Securities (formerly Investment Banking) and CSFB Financial Services segments. For further information, please refer to "Information on the Company" in the attached Annual Report 2002.

The audited consolidated financial statements have been prepared in accordance with Swiss GAAP, which differ from US generally accepted accounting principles, or US GAAP, in certain material respects. For a discussion of the differences between Swiss GAAP and US GAAP material to our financial statements and a reconciliation of certain financial information to US GAAP, please refer to note 48 of the notes to the consolidated financial statements.

This data should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Form 20-F and the attached Annual Report 2002.

Information related to selected financial data is set forth under the caption "Five-Year Summary of Selected Financial Data" in the Annual Report 2002 on pages 204 to 205 and such information is incorporated herein by reference.

US GAAP consolidated income statement data 1)	2002 in USD m	2)	2002 in CHF m	2001 in CHF m	2000 in CHF m

Revenues, net of interest expenses	39,153		54,161	66,503	66,055
(Loss)/profit from continuing operations before taxes, extraordinary items and minority interests	(3,286)		(4,546)	(576)	6,251
(Loss)/profit from discontinued operations, net of tax	(468)		(648)	(101)	(10)
Net (loss)/profit	(3,383)		(4,680)	(687)	4,487
Total comprehensive income	(5,764)		(7,974)	(4,430)	4,790

US GAAP consolidated balance sheet data 1)	31.12.02 in USD m	2)	31.12.02 in CHF m	31.12.01 in CHF m	31.12.00 in CHF m

Total assets	742,593		1,027,229	1,134,972	1,057,455
Shareholders' equity	26,959		37,293	48,051	53,832
Minority interests in shareholders' equity	2,083		2,881	3,155	3,926

US GAAP ratios	2002	2001	2000

Return on equity	(11.8%)	(1.4%)	9.9%

US GAAP earnings per share 3) 4)	2002	2001	2000

US GAAP basic
Earnings from continuing operations	(3.56)	(0.62)	4.25
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect of changes in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	(0.01)	0.03

US GAAP — basic	(4.05)	(0.61)	4.27

US GAAP diluted
Earnings from continuing operations	(3.56)	(0.62)	4.10
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect of changes in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	(0.01)	0.03

US GAAP — diluted	(4.05)	(0.61)	4.12

1)
For more detailed US GAAP information, please refer to note 48 of the notes to the consolidated financial statements.
2)
Translated for convenience purposes only using the period-end exchange rate information below.
3)
Share and per share information has been adjusted retroactively to reflect the 4-for-1 share split effective as of August 15, 2001.
4)
Our American Depositary Shares each represent one registered Group share.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00.

Year	Period end	Average1)	High	Low

1998	0.7281	0.6894	0.7731	0.6485
1999	0.6277	0.6605	0.7361	0.6244
2000	0.6172	0.5912	0.6441	0.5479
2001	0.6025	0.5910	0.6331	0.5495
2002	0.7229	0.6481	0.6953	0.5892

Month	High	Low

September 2002	0.6789	0.6578
October 2002	0.6760	0.6605
November 2002	0.6941	0.6714
December 2002	0.7229	0.6736
January 2003	0.7401	0.7135
February 2003	0.7411	0.7275
March 2003 (through March 19, 2003)	0.7549	0.7193

1)
The average of the noon buying rates on the last business day of each month during the relevant period.

On March 19, 2003, the noon buying rate for Swiss francs was CHF 1.00 = USD 0.7193.

Risk factors

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

Market risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility

We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These substantial positions can be adversely affected by volatility in financial markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. At December 31, 2002, our trading and other than trading portfolios represented approximately 18.1% and 16.9% of our total assets, respectively. For further information on market risk exposures in our trading and other than trading portfolios, please refer to "Risk Management — Market risk — Overview of market risk exposures —Trading portfolios" and "— Non-trading portfolios" in the attached Annual Report 2002. We also use a broad range of trading and hedging products including swaps, futures, options and structured products.

To the extent that we own assets, or have long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our net short positions by acquiring assets in a rising market. We may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which we expect to earn income based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. Such losses, if significant, could adversely affect our results of operations and financial condition.

Adverse market or economic conditions may cause a decrease in operating income

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the United States and around the world. The slowdown in global economic growth, which commenced in the second half of 2000, persisted in 2002. The continued negative economic conditions in the United States, Europe and Japan and weak global equity markets created an adverse operating environment for financial services companies. Terrorism, military action and the threat of future military action and a global recession caused stock markets around the world to drop to their lowest levels in years. The poor market conditions were also adversely affected by a continued worsening in the credit environment and investor concerns about actual and perceived accounting irregularities, which resulted in proposals and adoptions of corporate governance reforms, and corporate earnings. Investor fears and uncertainty from these events continue to have a negative effect on financial markets.

While fixed income markets benefited from lower interest rates, lower valuations and declining volatility affected the equity markets. There was a large decline in merger and acquisition activity and capital markets transactions in virtually all sectors and the new issue market was severely impacted, especially in the technology area. The poor market conditions have persisted in 2003 notwithstanding some indications that the economy may be recovering.

Financial markets in Europe, the United States and elsewhere may decline further or experience volatility. Our operating income would likely decline in such circumstances, and if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, further deterioration in economic conditions may negatively affect our banking and insurance businesses and the estimates and assumptions used to determine the fair value of our reporting segments, which could cause us to record a goodwill impairment charge in the future.

Terrorist attacks, military conflicts and economic or political sanctions could in the future have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

Private banking and asset management businesses

Further unfavorable market or economic conditions could affect our private banking and asset management businesses by reducing sales of our investment products, such as mutual funds, and by reducing the volume of our asset management activities. In addition, because the fees we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of those portfolios or increases the amount of withdrawals would reduce our commission and fee income. Even in the absence of a market downturn, below-market performance by our mutual funds and managed portfolios may result in increased withdrawals and reduced inflows, which would reduce the operating income we receive from the asset management activities of our private banking and asset management businesses.

Insurance businesses

In our insurance businesses, continued adverse market or economic conditions could result in customers reducing their rate of investment, investing in different types of instruments, or ceasing to invest altogether, which would adversely affect the sales of insurance products such as unit-linked life insurance and individual pension products. For certain types of life and pension products we charge a fee based on the market value of the assets managed; a market downturn that reduces the value of these assets would reduce the amount of fee income earned. Additionally, continued unfavorable economic conditions could cause an increase in the frequency or severity of non-life insurance claims, which would produce increased claim settlement costs.

Non-life insurance companies frequently experience losses from catastrophes. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires and terrorist attacks. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophe is a function of the terms of the relevant insurance contracts, total amount of losses our policyholders incur, number of policyholders affected, the frequency of events and the severity of the particular catastrophe. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be adequate.

In 2002, our insurance businesses reported substantial losses due in large part to the fact that a significant amount of their investments were in the volatile and declining equity market. Although the insurance businesses have reduced the equity exposure of their investment portfolios, movements in the debt and equity markets could adversely affect the results of operations and financial condition of our insurance businesses. Please refer to "Operating and Financial Review" in the attached Annual Report 2002.

Investment banking business

The slowdown in global economic growth persisted throughout 2002; difficult market and economic conditions had a negative impact on our investment banking business in 2002, particularly capital markets and financial advisory services. Continuing adverse market or economic conditions are likely to continue to reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice and other services. Our financial advisory fees and underwriting fees are directly related to the number and size of the transactions in which we participate and would therefore continue to be adversely affected by a sustained market downturn. Continuing market declines are also likely to continue to lead to a decline in the volume of securities trades that we execute for customers and, therefore, to continue to have an adverse effect on operating income we receive from commissions and spreads. In the past two years, we implemented significant cost cutting initiatives at CSFB in an effort to align more closely the size of our investment banking business with changing market conditions and to begin to bring its cost structure in line with its major competitors. Our investment banking business also continued its strategy to exit non-core businesses to concentrate on increasing its market share and improving its results in those areas where it already has a significant leadership position. Continued economic weakness and market volatility would likely have a negative impact on the results of operations and financial condition of our investment banking business. In addition, these adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we could lose some or all of any management or similar fees, may not receive any increased share of the income and gains from such investment, may lose our pro rata share of the capital invested and it could become more difficult to dispose of the investment, particularly if private companies delay or decide against initial public offerings in light of the significant corporate governance, disclosure and accounting requirements imposed under the Sarbanes-Oxley Act of 2002 and similar legislation, directives or rules proposed or implemented in the jurisdictions in which we operate. For further information, please refer to "Information on the Company — Credit Suisse First Boston — Institutional Securities — Investment Banking division" in the attached Annual Report 2002.

We may incur significant losses in the real estate sector

Our banking and investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire real estate and real estate-related products and originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations and financial condition.

Our revenues may decline in line with declines in certain sectors

Decreasing economic growth has reduced the operating income of our investment banking business. We have made a significant commitment to providing investment banking advisory and underwriting services in certain sectors such as technology and telecommunications. Downturn in these sectors has negatively affected the operating income of our investment banking business and may continue to do so.

Holding large and concentrated positions may expose us to large losses

Concentration of risk could increase losses at our private banking, banking, insurance and investment banking businesses. These businesses have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Our loans due from banks and due from customers and mortgages amounted to CHF 195.8 billion, or 20.5%, of total assets and to CHF 277.0 billion, or 29.0%, of total assets, respectively, as of December 31, 2002. Excluding loans due from banks, our three largest industry concentrations were: financial services, real estate companies and other services, including technology companies, which represented, 18.0%, 7.7%, and 7.2%, respectively, of total loans due from customers and mortgages before professional securities transactions and securitized loans at December 31, 2002. A downturn in these sectors has had and in the future may have an adverse effect on our results of operations and financial condition. For information relating to our loans by economic sector, please refer to "Risk Management — Credit risk for the banking businesses — Loan portfolio" in the attached Annual Report 2002.

Furthermore, our investment banking business could be exposed to increased losses in activities such as arbitrage, market making, block and proprietary trading, merchant banking, underwriting and lending. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular industry, country or region. The trend in all major capital markets is toward larger and more frequent commitments of capital. Such concentration of risk could increase our losses due to our sizeable securities holdings.

Significant interest rate changes could affect our results of operations and financial condition

Banking businesses

The level of our net interest income significantly affects the results of operations of our banking businesses. Changes in market interest rates could affect the interest rates charged on interest earning assets differently than the interest rates paid on interest-bearing liabilities. This exposes our banks to risk due to potential mismatches of interest-bearing liabilities and interest-earning assets. Interest rates are highly sensitive to many factors beyond our control. Increases in the interest rate at which short-term funding is available and maturity mismatches may adversely affect the banking businesses' results.

Insurance businesses

Certain of the products offered by our insurance businesses provide for payment at guaranteed rates of interest. In particular, Swiss group pension plans that are part of the "second pillar" of the Swiss retirement savings program are subject to a minimum return set by the Swiss federal law on occupational benefit plans (second pillar). These products expose our insurance businesses to interest rate risk related to market prices and variability in cash flows associated with changes in market interest rates. Interest rate volatility could expose us to disintermediation risk and a reduction in net interest rate spread, adversely impacting our results. During periods of declining interest rates, our investment income will be lower because the interest earnings on our fixed-income investments likely will have declined in line with market interest rates. In addition, borrowers may prepay or redeem mortgages and debt securities in our investment portfolio as they seek to borrow at lower market rates, and we might have to reinvest those funds in lower interest-bearing investments. Accordingly, during periods of declining interest rates, a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio may adversely affect our results. In the current environment, characterized by enduring low interest rates and weak equity markets, although the Swiss government's reduction of the Swiss guaranteed rate from 4% to 3.25%, as of January 1, 2003, may contribute towards alleviating the adverse business environment for group life insurers, the Swiss guaranteed return continues to represent a constraint on profitability of the insurance businesses.

In periods of increasing interest rates, insurance policy surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns. This process may result in cash outflows requiring that our insurance businesses sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

Our hedging strategies may not prevent losses

If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. For instance, our insurance businesses reported substantial losses in 2002 due in part to the fact that their exposure to the declining equity markets was not fully hedged. Unexpected market developments may also affect our hedging strategies.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

Credit risk

We may suffer significant losses from our credit exposures

Our businesses are subject to the risk that borrowers and other counterparties are unable to meet their obligations to us. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions.

Banking businesses

Our banking businesses establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity's loan portfolio. For further information on potential problem loans, please refer to "Risk Management — Credit risk for the banking businesses — Risk element lendings" in the attached Annual Report 2002. Although management uses its best judgment in providing for loan losses, our banks may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. In 2002, we established a credit provision for a change in the estimate of the risk of loss inherent in the portfolio of non-impaired loans. Any increase in the banks' provisions for loan losses, any loan losses in excess of the banks' provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

Insurance businesses

We transfer a portion of our exposure to insurance risks through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. When we obtain reinsurance, we are not discharged from our legal duty to pay claims on reinsured policies. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations and financial condition. For further information relating to our reinsurance arrangements, please refer to "Risk management — Insurance Risk — Reinsurance" in the attached Annual Report 2002.

Investment banking business

We are exposed to the risk that third parties that owe our investment bank money, securities or other assets will not perform their obligations. This risk may arise, for example, from:

  •
  A decrease in the value of securities of third parties held by us as collateral;
  •
  Entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;

  •
  Executing securities, futures or currency trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearinghouses or other financial intermediaries;
  •
  Extending credit to our clients through bridge or margin loans or other arrangements; and
  •
  Economic and political conditions beyond our control.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. We have had an increase in our investment bank's provisions for credit losses and further increases, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations and financial condition.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically

The credit environment in 2002 was among the most difficult in recent history, with default rates substantially higher and recoveries substantially lower than historic levels. In 2002, there were seven of the 12 largest US bankruptcies ever, and we expect that the number of bankruptcies could increase. The credit environment was also adversely affected by significant instances of fraud. The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between institutions. As a result, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral. For an analysis of our loan portfolio by collateral amount, please refer to "Risk Management — Credit Risk for the banking businesses — Loan portfolio" in the attached Annual Report 2002.

Cross border and foreign exchange risk

Cross border risks may increase market and credit risks we face

Country, regional and political risks are components of market risk as well as credit risk. Financial markets and economic conditions generally in the United States and around the world have in the past been, and in the future may continue to be, materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. The political, economic or other circumstances of the countries in which we operate may have an adverse impact on our results of operations and financial condition.

We may face significant losses in emerging markets

As a global financial services company, we are exposed to economic instability in emerging market countries. We have adopted a lower risk profile for our emerging market operations. This strategy includes improved risk monitoring, greater diversity in the sectors in which we invest and greater emphasis on customer driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations and financial condition

We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our insurance, investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations and financial condition.

Insurance underwriting risk

Underwriting risk represents the exposure to loss resulting from actual policy experience differing from the assumptions made in product pricing associated with mortality, morbidity, surrender rates and expenses on life insurance products and claim frequency and severity on non-life insurance products. Earnings in our insurance businesses depend significantly on the assumptions made in pricing insurance products and establishing the liabilities for future benefits and claims to be paid. For information relating to insurance underwriting risk, please refer to "Risk Management — Insurance Risk" in the attached Annual Report 2002.

For information relating to our non-life insurance liabilities, please refer to "Item 5 — Selected statistical information — Non-life insurance reserves." To the extent that actual claims experience is less favorable than our underlying assumptions used in establishing such liabilities, we would be required to increase our liabilities, which could have a material adverse impact on our results of operations and financial condition.

Liquidity risk

Our banking businesses may face asset liability mismatches

Our banking businesses face potential asset and liability mismatches that could lead to an inability to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise. Most of the funding requirements of our banking businesses are met through short-term funding sources, primarily in the form of deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets has medium- or long-term maturities, creating a potential for funding mismatches. For further information relating to the assets and liabilities of our banking businesses, please refer to "Item 5 — Selected statistical information — Investments portfolio," "— Deposits" and "— Short-term borrowings." In the past, a substantial portion of our customer deposits has rolled over upon maturity and has been, over time, a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected.

Our insurance businesses may face liquidity problems

Our insurance businesses could experience liquidity difficulties under certain circumstances. The insurance operation's short-term cash needs consist primarily of paying claims, as well as day-to-day operating expenses. Those needs are met through cash receipts from operations, which may be insufficient to cover our actual amount of claims and benefits experience particularly with regard to catastrophe losses caused by various events, such as hurricanes, windstorms, earthquakes, hail, tornadoes, explosions, fires and extreme winter weather, which by their nature cannot be predicted. Furthermore, our insurance businesses face a risk of asset and liability mismatches arising from our investment activities. For information relating to the investments of our insurance businesses, please refer to "Operating and Financial Review — Investments for insurance business" in the attached Annual Report 2002. We accumulate assets because premiums are paid earlier than claims are settled. These funds must be invested in a manner that allows cash outflows at the appropriate time to meet liabilities, or we could face liquidity difficulties that could adversely affect our results of operations and financial condition.

An inability to access capital markets could impair our liquidity

All of our businesses, particularly our investment banking business, depend on continuous access to the capital markets to finance day-to-day operations. An inability to raise money in the long-term or short-term debt capital markets, or an inability to access the repurchase and securities lending markets, could have a substantial negative effect on our liquidity. Our ability to borrow in the debt markets could be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative views about the financial services industry generally. In addition, lenders could develop a negative perception of our long-term or short-term financial prospects if:

  •
  We incurred large trading or loan losses;
  •
  We incurred unexpected large insurance claims;
  •
  The level of our business activity continued to decrease due to a continuing market downturn;
  •
  Regulatory authorities took significant action against us; or
  •
  We discovered serious employee misconduct or illegal activity.

Our liquidity may be adversely affected if we cannot sell assets

If we were unable to borrow in the debt capital markets, or access the repurchase and securities lending markets, our businesses would need to liquidate assets to meet our maturing liabilities. Our investment and trading portfolios are a source of liquidity, through the sale of readily marketable debt securities, equity securities, short-term investments and longer-term investments. A market downturn could also adversely affect our ability to liquidate portfolios. In certain market environments, such as when there is market volatility or uncertainty, overall market liquidity may decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Changes in our ratings may adversely affect our business

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on "credit watch" with negative implications at any time. Credit ratings are important to us when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives transactions. In 2002, Moody's Investors Service, or Moody's, Standard & Poor's, or S&P, and Fitch Ratings, or Fitch, each downgraded our credit ratings and/or outlook. Moody's lowered the financial strength rating of Winterthur Insurance to A1 and the senior debt rating of Winterthur Capital Ltd. to A2, with a negative outlook. Moody's changed the ratings outlook for the senior debt ratings of each of Credit Suisse Group, Credit Suisse First Boston, Credit Suisse First Boston (USA), Inc., or CSFB (USA), Inc., and Credit Suisse to negative. S&P lowered Credit Suisse Group's long-term debt rating to A but affirmed it's A-1 short-term debt rating and lowered Credit Suisse First Boston's long-term debt rating to A+ and its short-term debt rating to A-1. S&P lowered CSFB (USA), Inc. 's long-term debt rating to A+ and its short-term debt rating to A-1, and lowered Credit Suisse's long-term debt rating to A+ and its short-term debt rating to A-1. S&P, however, revised its ratings outlook for Credit Suisse Group, Credit Suisse First Boston, CSFB (USA), Inc. and Credit Suisse from negative to stable. Fitch lowered Credit Suisse First Boston's long-term debt rating to AA- and changed the ratings outlook for Credit Suisse Group's, Credit Suisse First Boston's, CSFB (USA), Inc. 's and Credit Suisse's long-term debt rating to negative.

Further reductions in our credit ratings could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of certain of our businesses, including our insurance and private banking businesses, to sell or market their products, compete for attractive acquisition opportunities and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

For more information relating to our credit ratings and the credit ratings of our principal banks and insurance company, please refer to "Item 5 — Liquidity and capital resources."

Operational risk

We are exposed to a variety of operational risks

Operational risk is the risk of adverse impacts to our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. In general, our businesses face a wide variety of operational risks. We face risk arising from organizational factors such as change of management and other personnel, data flow, communication, co-ordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers' facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively impacted. Any of such risks, if they actually materialize, could have an adverse effect on our results of operation and financial condition.

We may suffer losses due to employee misconduct

Our businesses are in particular exposed to risk from potential non-compliance with policies on loans, selling of insurance, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

Our dependence on systems could expose us to losses

We also face operational risk from potential losses caused by a breakdown in information, communication, transaction settlement, clearance and processing procedures. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

Legal and regulatory risks

Our exposure to legal liability is significant

We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms are increasing. These risks involve disputes over the terms of transactions in which we act as principal, disputes concerning the adequacy or enforceability of documents relating to our transactions, potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions in which we act as underwriter, placement agent or financial advisor, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements, disputes over the independence of our research and misselling insurance. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. Companies in our industry are increasingly exposed to claims for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, these claims have increased and we would expect them in the future to increase.

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving the Group's businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. We also refer you to "Item 5 — Operating and financial review and prospects — Critical accounting policies and estimates" and "Item 8 — Financial information — Legal proceedings."

We are exposed to actions by employees

We are also subject to claims arising from disputes with employees for, among other things, alleged discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We have incurred significant legal expenses in defending against employee litigation and other adversarial proceedings, and we expect to continue to do so in the future. Actions by employees could have a negative impact on our results of operations and financial condition.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the United States and virtually all other jurisdictions in which we operate around the world. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, please refer to "Item 4 — Regulation and supervision."

International regulation of banking practices is increasing

In recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. These measures may accelerate. For example, in 2001, the US Congress enacted the USA Patriot Act, which imposed significant new record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the USA Patriot Act involve new compliance obligations. Final regulations pursuant to the USA Patriot Act have not been adopted in all of these areas. Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing.

The European Union has adopted a directive on financial conglomerates, defined as groups that include regulated entities active in the banking/investment services sector, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria, which will impose (from 2005) additional prudential requirements on the regulated entities comprising the financial conglomerate including, to a certain extent, any mixed financial holding company. In addition to the directive on financial conglomerates, the European Union has adopted a number of other directives and measures within the scope of a comprehensive Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. As part of the FSAP, the European Union adopted a Market Abuse Directive in 2002. This directive covers both insider trading and market manipulation and applies to transactions, including off-market transactions, in financial instruments that are traded on any EU-regulated market. It emphasizes enforcement through administrative procedures and sanctions. Furthermore, the EU Commission submitted its proposed new Investment Services Directive to the European Parliament and the Council in November 2002. As currently drafted, this directive would impose certain pre-trade transparency requirements on dealers and broker-dealers that engage in in-house matching of orders. Although Switzerland is not a member of the European Union, such regulation may have an impact on our operations in the European Union and, indirectly, in Switzerland. The impact of these and other regulations on our operations will depend on how the regulations and requirements are implemented. See "Item 4 — Information on the Company — Regulation and supervision —Banking."

Furthermore, Switzerland and the Swiss banking industry have in the past come under criticism for their laws and guidelines protecting the privacy of the customer, and such criticism may continue in the future.

Our investment banking business in particular is exposed to risk of loss from legal and regulatory proceedings

Our subsidiaries, in particular Credit Suisse First Boston, are subject to a number of legal proceedings, regulatory actions and investigations.

For example, in early 2002, in connection with industry-wide investigations into research analyst practices and certain initial public offering, or IPO, allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the New York State Attorney General, or the NYAG; (2) the Massachusetts Secretary of the Commonwealth Securities Division, or the MSD; (3) the SEC; (4) the National Association of Securities Dealers Regulation, Inc., or the NASDR; (5) the New York Stock Exchange, or the NYSE; and (6) the United States Attorney's Office for the Southern District of New York. (The SEC, NASDR and NYSE have conducted a joint investigation.) The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning"). On December 20, 2002, CSFB and several other Wall Street firms reached agreements in principle with a coalition of state and federal regulators and self-regulatory organizations, including the above governmental and regulatory bodies, to settle certain pending investigations.

In addition, since January 2001, Credit Suisse First Boston Corporation, or CSFB Corp. (now known as CSFB LLC), an affiliate of CSFB LLC and several other investment banks have been named as defendants in several putative class action complaints filed in the US District Court for the Southern District of New York concerning IPO allocation practices. In 2002, actions have been filed in various US federal and state courts against, among others, CSFB LLC and/or certain CSFB-related affiliates relating to Enron Corp. or its affiliates. The actions allege, inter alia, violations of the US federal securities laws, the Employee Retirement Income Security Act, the Racketeer Influenced and Corrupt Organizations Act, state law negligence and/or civil conspiracy.

For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, please refer to "Item 8 — Legal proceedings."

Changes in our regulatory regime may affect our results of operations and capital requirements

Changes in laws, rules or regulations affecting the private banking, banking, insurance, investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. For example, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, is currently considering significant changes to existing international capital adequacy standards. Under a timetable announced by the Basle Committee in July 2002, a revised version of these proposals is expected to be released later this year and finalized thereafter. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards effective at year-end 2006. If and when the proposed capital adequacy standards become effective, we may need to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs and adversely affect our results of operations. We cannot predict at this time whether, or in what form, the new standards will be adopted, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations.

Legal restrictions on our clients may reduce the demand for our services

We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. In 2002, the US Congress passed the Sarbanes-Oxley Act, and the SEC, the NYSE and NASDAQ have proposed or adopted rules that significantly alter the duties and obligations relating to, among other things, corporate governance and financial disclosure. Most of these requirements are applicable to SEC-registered companies. To the extent private companies elect not to engage in IPOs in order to avoid being subject to these provisions, our equity new issuances business and our potential for exiting certain private equity investments may be adversely affected. In addition, the provisions of these requirements, coupled with the current state of the economy, have diverted many companies' focus from capital markets transactions, such as securities offerings and acquisition or disposition transactions, and as long as such diversion exists our investment banking businesses may be adversely affected.

Competition

We face increased competition due to consolidation and new entrants

We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. New competitors, including Internet-based financial services providers and non-financial companies, are entering the market, many of which are not subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. The European and American financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from insurance, loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Recently enacted US federal financial reform legislation significantly expands the activities permissible for financial services firms in the United States. For further information relating to the regulation of our businesses, please refer to "Item 4 — Information on the Company — Regulation and supervision." This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition.

Our competitive position could be harmed if our reputation is damaged

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our brand. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail or appear to fail to address conflicts of interest properly. Our reputation could in the future be damaged by, among other things, employee misconduct, a decline in results, adverse legal or regulatory action against us or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

We must recruit and retain highly skilled employees

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with companies outside the financial services industry; such competition with non-financial services companies in particular is intensifying due to the fact that average compensation within our industry is decreasing, reflecting the current economic environment. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

Intense competition in all business segments could harm our results

Private banking and banking businesses

Competition in the private banking and banking markets is based on a number of factors including products, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Our private bank faces growing competition from the private banking units of other global financial services companies and from investment banks. There is increasing pressure due to competition from online banking and financial services and substantial consolidation in recent years. We also face intense competition in the banking business, where the Swiss retail market is mature and demand for banking services depends, to a large extent, on the overall development of the Swiss economy. To compete effectively, our private banking and banking businesses must develop new products and distribution channels.

Insurance businesses

Competition in the insurance market is intense and increasing as a result of continuing performance pressure. This pressure stems from declining financial returns from reinvestment at lower yields, low margins on traditional products, insufficient solvency capital, and customer demand for greater transparency of products and pricing. We face increased competition in distribution and also face competition from many new entrants to the market who have been able to reduce cost barriers to entry through the use of new technology. In particular, we face growing competition in the mass market customer segment due to a trend towards more standardization of products. In addition, competition is high in the affluent customer segment, which is targeted by insurance companies, banks, investment management firms, brokers and independent financial advisers. These areas of competition will likely require further development of our own brands, customer service and product capabilities. These strategies will require significant expenditures of resources, and our results of operations and financial condition could be harmed if our strategies are not as successful as our competitors' strategies.

Investment banking business

Our investment banking operation competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. Investment banking has experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. Competition from alternative trading systems is reducing fees and commissions. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. The principal competitive pressures on our investment banking business are its ability to attract and retain highly skilled employees, its reputation in the market place, its client relationships and its mix of market and product capabilities.

Asset management business

The asset management business faces competition from the asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in the United States and Europe. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. To compete effectively, our asset management business must continue to develop a broad range of products aimed at both global and local markets and to improve its marketing channels.

We face competition from new trading technologies

Our private banking, investment banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Acquisition risk

Acquisition of financial services businesses has been an important element of our strategy, and when appropriate we expect to consider additional acquisitions in the future. Even though we review the records of companies we plan to acquire, such reviews are inherently incomplete and it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses.

Integration risk

We face the risk that we will not be able to integrate acquisitions into our existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. If we are unable to address these challenges effectively, our results of operations and financial condition could be adversely affected.

ITEM 4: INFORMATION ON THE COMPANY

Information on the Company

We are registered as a corporation in the commercial register of, and have registered offices in, Zurich, Switzerland. The address of our principal executive offices is Paradeplatz 8, P.O. Box 1, CH-8070, Zurich, Switzerland, and our telephone number is +41 1 212 1616. For the purposes of this Item 4 of the Form 20-F, our authorized representative in the United States is Credit Suisse First Boston (USA), Inc., 11 Madison Avenue, New York, New York, 10010, USA.

Information related to the description of the business of Credit Suisse Group, the Credit Suisse Financial Services business unit and the Credit Suisse First Boston business unit are set forth under the caption "Information on the Company" in the Annual Report 2002 on pages 8 to 33 and such information is incorporated herein by reference.

Regulation and supervision

Overview

Our operations throughout the world are regulated and supervised as applicable by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, insurance regulators, financial services agencies, securities agencies and self-regulatory organizations are among the regulatory authorities that oversee our banking, insurance, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. For example, a number of countries in which we operate impose limitations on foreign or foreign-owned financial services companies including:

  •
  Restrictions on the opening of local offices, branches or subsidiaries and restrictions on the types of banking and non-banking activities that may be conducted by these local offices, branches or subsidiaries;

  •
  Restrictions on the acquisition of local banks or restrictions requiring a specific percentage of local ownership; and

  •
  Restrictions on investment and other financial flows entering or leaving the country.

Our structure is based on several legal entities, which comprise two business units: Credit Suisse Financial Services and Credit Suisse First Boston. These business units contain separate operating segments. Our legal entities include two principal Swiss banks, Credit Suisse and Credit Suisse First Boston, and their respective subsidiaries, and a Swiss insurance company, "Winterthur" Swiss Insurance Company and its subsidiaries. The Credit Suisse legal entity encompasses the Private Banking and Corporate & Retail Banking segments. Winterthur is comprised of the Life & Pensions and Insurance segments. The Credit Suisse First Boston legal entity consists of the Institutional Securities and CSFB Financial Services segments. In general, we are subject to regulation at the legal entity, rather than the business unit or operating segment level.

Central banks and other bank regulators, financial services agencies and self-regulatory organizations are responsible for the regulation and supervision of our banking businesses in each of the jurisdictions in which we operate. These authorities impose a wide variety of requirements, including those relating to:

  •
  Reporting obligations;
  •
  Reserves;
  •
  Capital adequacy;
  •
  Depositor protection;
  •
  Prudential supervision;
  •
  Risk concentration;
  •
  Prevention and detection of money laundering and terrorist financing; and
  •
  Liquidity requirements.

Some of the more important regulatory requirements affecting our insurance businesses in various jurisdictions include:

  •
  Maintenance of minimum solvency margins;
  •
  Restrictions on the type of business that insurance companies can undertake;
  •
  Restrictions on the types of assets and investments that can be used to support the insurance operations;
  •
  Limits in some countries on premium rates and commission rates that can be charged to customers;
  •
  Guaranteed rates of return for certain lines of insurance;
  •
  Control of actuarial and claim reserves of the regulated insurer; and

  •
  Allocation of profits to policyholders on participating life policies.

In addition, some of the principal jurisdictions in which we have insurance operations have change of control requirements that may deter, delay or prevent certain transactions affecting the control of the ownership of our insurance businesses.

Our investment banking business is also subject to oversight by securities authorities and self-regulatory organizations in various jurisdictions, including regulation as a broker-dealer under US securities laws. Regulations affecting this business include, among others, those relating to:

  •
  Capital requirements;

  •
  Limitations on extensions of credit;

  •
  Customer sales practice rules;

  •
  Prevention and detection of money laundering and terrorist financing;

  •
  Research analyst independence; and

  •
  Trading rules.

In addition, the investment banking and asset management businesses are regulated as investment advisers under the securities laws of the United States and certain other jurisdictions.

The regulatory regime in the United Kingdom applicable to our banking, insurance, investment banking and asset management businesses has undergone a significant change under the Financial Services and Markets Act 2000, or FSMA, most of the provisions of which came into force on or before December 1, 2001. Under this act, regulation of the entire financial services industry has been almost entirely consolidated in the Financial Services Authority, or FSA. Although the new regulatory regime is similar to the old structure, the UK regulatory regime is still subject to change and the FSA intends to harmonize rules across the various segments of the industry. Adapting to the FSMA and its subsidiary rules and regulations has represented, and we believe will continue to represent, a significant challenge, in terms of management time and resources, for our businesses in the United Kingdom.

The regulatory structure that applies to our operations in certain key countries is discussed more fully below.

Banking

Switzerland

The Credit Suisse Group legal entity is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and its Implementing Ordinance of May 17, 1972, as amended, or the Implementing Ordinance. However, the Swiss Federal Banking Commission, or FBC, issued a decree, the Decree, in 1998 pursuant to which the Credit Suisse Group legal entity is required to comply with Switzerland's requirements for banks with respect to capital adequacy, solvency and risk concentration on a consolidated basis, subject to specific stipulations required by the FBC. We are also subject to certain of the reporting obligations of Swiss banks. Furthermore, our banking operations in Switzerland, the Credit Suisse and Credit Suisse First Boston legal entities, are regulated on an individual as well as on a consolidated basis.

The Credit Suisse and Credit Suisse First Boston legal entities operate under banking licenses granted by the FBC pursuant to the Bank Law and the Implementing Ordinance. In addition, both banks hold securities dealer licenses granted by the FBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting and filing requirements of the Swiss National Bank, or the National Bank, particularly in connection with capital export regulations. In addition, banks and securities dealers must file an annual statement of condition and detailed monthly interim balance sheets with the National Bank and the FBC.

As a member of the Financial Action Task Force on Money Laundering from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the FBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the Swiss Bankers' Association, or the SBA, a self-regulatory organization, with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector on April 1, 1998. In January 2003, the FBC issued an anti-money laundering ordinance which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that entail higher legal or reputational risks. This ordinance will take effect on July 1, 2003 and replace earlier FBC anti-money laundering guidelines. In addition, the

SBA issued a revised Code of Conduct that applies to business relationships in general. In the aggregate, these provisions, which also aim at the prevention of the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with clients, including the duty to identify the business partner and to establish the beneficial owner of funds, and in transacting business with clients or correspondent banks, such as special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze assets and to notify Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering or terrorist financing activities or tax fraud. In particular, Swiss customer secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The FBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the FBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the FBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for the implementation of those parts of the government's monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks, such as the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; the Portfolio Management Guidelines, which set standards for banks when managing customers' funds and administering assets on their behalf; and the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. On January 24, 2003, the SBA issued the Directives on the Independence of Financial Research. These Directives, which were previously ratified by the FBC, will become effective on July 1, 2003. The Directives have been issued with a view to ensuring the independence of financial research and cover sell-side and buy-side research of FBC-regulated financial institutions with respect to equity and debt securities.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm that is licensed by the FBC. These Bank Law auditors, which are appointed by the bank's board of directors, are required to annually perform an audit of the bank's financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and FBC regulations, as well as guidelines for self-regulation. The audit report is submitted to the bank's board of directors and to the FBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the FBC if the violation or irregularity is not cured within a time limit designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the FBC established the Large Banking Groups Department, or the FBC Department, which at present is responsible solely for supervising us and UBS AG, the other large banking group in Switzerland. The FBC Department, which oversees all of the main businesses in which we operate, supervises us directly through regular review of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The FBC Department also coordinates the activities of the FBC with our external auditors and with our principal foreign regulators.

In November 2001, the Swiss Federal Council appointed a group of experts with the task of formulating a concept for the integrated supervision of the financial markets in Switzerland. In February 2003, the group of experts recommended establishing a federal financial market supervisory agency by consolidating the FBC and the Swiss Federal Office of Private Insurance, or FOPI. The group of experts intends to prepare a draft legislative act to be considered by the Swiss Parliament in 2004 at the earliest. The new act, if passed by the Swiss Parliament, would not be expected to enter into force before 2006.

Capital requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Credit Suisse Group legal entity on a consolidated basis. For purposes of complying with Swiss capital requirements, bank capital is divided into three main categories:

  •
  Tier 1 capital (core capital);
  •
  Tier 2 capital (supplementary capital); and
  •
  Tier 3 capital (additional capital).

Tier 1 capital includes primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this is reduced by the holding of our own shares outside the trading book and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance, equals total bank or regulatory capital.

The Implementing Ordinance was amended in 1995 and 1998 to bring Swiss capital requirements more in line with those imposed elsewhere, to take into consideration the risks attached to off-balance sheet activities and to reflect more fairly the different levels of risk inherent in different levels of activity. The revised regulations include a number of the key elements of the existing Basle Committee international capital adequacy standards, many of which were already, in substance, part of Swiss requirements.

We are required to maintain a minimum capital ratio of 8%, calculated by dividing total eligible capital by aggregate risk-weighted assets, measured on a consolidated basis. Statements of required and existing regulatory capital must be completed semi-annually on a consolidated basis. We are required to submit our annual statement of condition to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. For information on our capital ratios, please refer to "Item 5 — Liquidity and capital resources."

The Basle Committee is currently considering significant changes to existing international capital adequacy standards. Under a timetable announced by the Basle Committee in July 2002, a revised version of these proposals is expected to be released later this year and finalized thereafter. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards effective at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be adopted by the Basle Committee, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations.

Liquidity requirements

Banks, such as the Credit Suisse and Credit Suisse First Boston legal entities, are required to maintain specified measures of primary and secondary liquidity under Swiss law. According to the Decree, the Credit Suisse Group legal entity is only required to maintain adequate levels of liquidity within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations described below for banks.

Primary liquidity is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under current law, a bank's liquid assets must be maintained to a level of at least 2.5% of the sum of these kinds of liabilities.

Secondary liquidity is measured by comparing (i) the total of liquid assets and "easily realizable assets" with (ii) the total of "short-term liabilities." The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

The Credit Suisse and Credit Suisse First Boston legal entities are required to file with the FBC and the National Bank monthly statements reflecting their primary liquidity position and quarterly statements reflecting their secondary liquidity position.

Risk concentration

Under Swiss law, banks and securities dealers are required to ensure diversification of risk. Credit granted to any single customer and an investment in any single undertaking must bear an adequate relationship to the bank's equity, taking into account counterparty risks and the nature of collateral held. A bank's overall weighted risk exposure to a single counterparty may not exceed a prudent level; risk exposures exceeding 10% of a bank's capital base, a so-called large exposure, must be reported to the Bank Law auditors. In addition, no single counterparty may account for more than 25% of a bank's capital base, and the aggregate of all large exposure positions may not exceed 800% of the capital base; risk exposures exceeding these thresholds must be reported, subject to certain exceptions, immediately to the Bank Law auditors and to the FBC, which may require corrective action and impose sanctions, if appropriate.

Pursuant to the Decree, we must adhere to these risk concentration rules on a consolidated level. However, the FBC has agreed that our Swiss banks and securities dealers are entitled to exclude from the 25% and 800% limits (i) the risk positions of any of our companies which are subject to adequate supervision and (ii) the risk positions in respect of the Credit Suisse Group legal entity. In addition, our banking sub-groups (including the Credit Suisse and Credit Suisse First Boston legal entities) are exempt from risk consolidation.

European Union

In November 2002, the European Union adopted a directive on financial conglomerates. Financial conglomerates are defined as groups that include regulated entities active in both the banking/investment services sectors, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria. The aim of the directive is to impose (from 2005) additional prudential requirements in respect of the regulated entities that are part of financial conglomerates including, to a certain extent, any mixed financial holding company. The supplementary supervision will be organized at the level of the financial conglomerate and cover capital adequacy, risk concentration and intra-group transactions. The directive further requires non-EU headed groups that operate regulated entities in the European Union to be subject to equivalent consolidated supervision in their home country.

Furthermore, in 2002, the European Union adopted a number of other directives and measures within the scope of the FSAP, designed to increase internal market integration and harmonization. As part of the FSAP, the European Union adopted a Market Abuse Directive in 2002. This directive covers both insider trading and market manipulation and applies to transactions, including off-market transactions, in financial instruments that are traded on any EU-regulated market. It emphasizes enforcement through administrative procedures and sanctions. Futhermore, the EU Commission submitted its proposed new Investment Services Directive to the European Parliament and the Council in November 2002. As currently drafted, this directive would impose certain pre-trade transparency requirements on dealers and broker-dealers that engage in in-house matching of orders.

As of January 2003, the Council of the European Union has reached an agreement in principle on the taxation of cross-border interest payments to individuals within the European Union. Under the proposal, EU Member States would be required from 2004 to exchange information on fixed income derived from savings by natural persons who are resident in another Member State. Instead of exchanging information, Austria, Belgium and Luxembourg would, at least during a transitional period, apply a withholding tax on fixed income derived from savings held by residents of other Member States. The proposal would further require that sufficient assurances be obtained from certain key financial centers, including Switzerland, on the application of equivalent measures to those provided for in the proposal. The negotiations with Switzerland are ongoing.

United States

Our operations in the United States are subject to a variety of regulatory regimes. The Credit Suisse First Boston legal entity operates a bank branch in New York, or the New York Branch, and the Credit Suisse legal entity operates a US administrative office in Florida and representative offices in New York and Texas. We refer to these collectively as our US Banking Offices. Each of these offices is licensed by the state banking authority in the state in which it is located and is subject to regulation and examination by its licensing authority. Because the New York Branch does not engage in "retail" deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking Department and the Federal Reserve Bank of New York and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted at year-end 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including U.S. treasuries, other obligations issued or guaranteed by the U.S. government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Credit Suisse First Boston legal entity and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches' liabilities as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

  •
  Violation of any law;
  •
  Conduct of business in an unauthorized or unsafe manner;
  •
  Capital impairments;
  •
  Suspension of payment of obligations;
  •
  Liquidation of a foreign bank in the jurisdiction of its domicile; or
  •
  Existence of reason to doubt a foreign bank's ability to pay in full certain claims of its creditors.

Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch's assets and the assets of the foreign bank located in New York. In liquidating or dealing with a branch's business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of creditors (unaffiliated with the Credit Suisse First Boston legal entity) that arose out of transactions with the New York Branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Credit Suisse First Boston legal entity on a global basis.

In addition to being subject to various state laws and regulations, our operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board of Governors of the Federal Reserve System, or the Board, in its capacity as our US "umbrella supervisor." Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies, and most US branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a US branch or agency of a foreign bank if it finds that:

  •
  The foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or
  •
  There is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against the Credit Suisse First Boston legal entity, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch. In 2001, the US Congress enacted the USA Patriot Act, which imposed significant new record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The USA Patriot Act also required the US Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The US Treasury Secretary delegated this authority to a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network, or FinCEN.

Many of the new anti-money laundering compliance requirements of the USA Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch and the US subsidiaries of Credit Suisse Group under Board regulations before the USA Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA Patriot Act, such as procedures relating to correspondent accounts for non-US financial institutions and procedures relating to the verification of customers' identities, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on our US operations will depend on how FinCEN implements these requirements.

Non-banking activities

Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended, or the BHCA, imposes significant restrictions on our US non-banking operations and on our worldwide holdings of equity in companies operating in the United States. Historically, our US non-banking activities were principally limited to activities that the Board found to be a proper incident to banking or managing or controlling banks or an exemption applied (such as certain "grandfather rights" accorded to certain segments within the Credit Suisse First Boston legal entity pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Once GLBA took effect in March 2000, qualifying bank holding companies and foreign banks qualifying as " financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, merchant banking and other financial activities—in many cases without prior notice to, or approval from, the Board or any other US banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of US banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, we are required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, we became a financial holding company effective March 23, 2000. To qualify as a financial holding company, we were required to certify and demonstrate that the Credit Suisse First Boston legal entity was "well capitalized" and "well managed." These standards, as applied to us, are comparable to the standards US domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Credit Suisse First Boston legal entity is required to maintain capital equivalent to that of a US bank, including a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. If in the future we cease to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly authorized financial activities or terminate our New York Branch. Our ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of GLBA will narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and " dealer" under the Securities Exchange Act of 1934, or Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed "dealer" definition is currently expected to take effect in September 2003, and the narrowed "broker" definition is currently expected to take effect in May 2003. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

United Kingdom

The London branch of the Credit Suisse First Boston legal entity, or the London Branch, and its affiliated entities, Credit Suisse First Boston International and Credit Suisse (UK) Limited, are authorized under the FSMA with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of our wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA generally fall within the scope of a voluntary code of conduct called the Investment Products Code which is published by the Bank of England. The FSA is an independent quasi-governmental body given statutory regulatory powers by the FSMA to regulate the financial services industry in the UK. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions in cases of breaches or likely breaches of rules, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on deposit taking business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be a fit and proper person. Guidance on what constitutes a fit and proper person is set out in the FSA Handbook and includes consideration of its connection with any person, the nature of the regulated activity that it carries on or seeks to carry on and the need to ensure that its affairs are conducted soundly and prudently. The FSA may also take into account anything that could influence a firm's continuing ability to satisfy this condition, including the firm's position within a group and information provided by overseas regulators. In connection with its authorization the FSA may impose conditions relating to the operation of the bank and the conduct of banking business. The FSA retains the power to waive or modify the application of or compliance with certain of the rules promulgated by the FSA under FSMA.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank's risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank's capital ratios or revoke the bank's authorization, either of which would adversely affect our results of operation and financial condition.

The FSA requires Credit Suisse First Boston International and Credit Suisse (UK) Limited to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The London Branch is also subject to Swiss Bank Law requirements in respect of capital adequacy and large exposures. The FSA generally requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due.

Our investment banking activities, such as acting as an intermediary, adviser, arranger, dealer or underwriter in certain types of investments, are also subject to regulation and supervision by the FSA. This includes compliance with the FSA rules relating to the treatment of client money and customer assets. For more information on regulation of our investment banking business, please refer to "Investment banking and asset management."

The banking businesses that are subject to oversight by the FSA are regulated in accordance with EU directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the EU countries in which we operate and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

Insurance

Switzerland

We conduct our insurance business under operating licenses that were granted by the Swiss Federal Department of Justice and Police, or the Department. Our Swiss insurance operations are subject to supervision by FOPI, an administrative unit of the Department, pursuant to the Swiss Insurance Supervisory Act of 1978, as amended. FOPI has supervisory power as well as the authority to make decisions to the extent that the law does not explicitly designate the Department as the governing regulatory body.

Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than insurance and reinsurance. This requirement is subject to exceptions, which may be granted by FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance business are viewed as non-threatening to the solvency of the insurance company. Life insurance companies require approval by FOPI if their interest in a non-insurance company exceeds 10% of the capital of the company; for investments by non-life insurance companies the relevant threshold is 20%. If the acquisition of interests in non-insurance companies exceeds 10% of the equity of the acquiring insurance company, approval is also required. Approval may be granted if the investment is viewed as non-threatening to the solvency of the acquiring insurance company.

FOPI requires each insurance company to submit, together with its application for an operating license, a business plan that provides information on the purpose and organization of the insurance company, the nature and geographic scope of its activities, its articles of association, its financial statements, the portion of its tariffs that is subject to supervision and details about the calculations of its technical provisions (that is, the provisions to cover future liabilities for insurance contracts). Any change to these elements of the business plan requires the prior approval of FOPI.

Swiss insurance companies are required to allocate a portion of their assets to a "Safety Fund" (for life insurance companies) or to "Bound Assets" (for non-life insurance companies). The Safety Fund and the Bound Assets cover the technical provisions and provide a minimum basis for satisfying liabilities of the insurance business. For the Bound Assets and the Safety Fund special investment restrictions apply.

In addition, life insurance companies are subject to the requirements and procedures set forth in the Federal Statute concerning the Combat of Money Laundering in the Financial Sector. For further information about this statute and the possible consolidation of FOPI and the FBC, please refer to "Item 4 — Regulation and Supervision — Banking."

Insurance companies are required to submit to FOPI the statutory annual return, which includes a more detailed breakdown of certain balance sheet and income statement positions, the audited accounts on a stand-alone basis, management letters and the Board of Directors Report issued by external auditors. Furthermore, reports on the Safety Fund and Bound Assets, respectively, have to be submitted on a regular basis. FOPI can ask for ad-hoc reports if the situation requires this.

European Union

The European Union has established a regulatory framework for the insurance sector through the issuance of directives concerning both life and non-life insurance and on the supplementary supervision of financial conglomerates. The general objective of these directives is to achieve a single integrated financial services market and to improve standards of prudential supervision and safeguard for policyholders through harmonization of core regulatory standards and solvency requirements among EU member states. Individual EU member states, such as Germany and the United Kingdom, implement these directives through national legislation, the details of which may vary from country to country and which may set higher standards.

Under new rules, which will be implemented in the EU member states in 2004, each insurance company in an EU member state must maintain a solvency margin (shareholders' equity and quasi-equity) at a level that depends on the nature of the insurers' activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of EUR 3 million (EUR 2 million for some classes of non-life insurance).

The directives are part of the European Commission's efforts to achieve a single European market for financial services by 2005. The directives also will give regulators greater powers to intervene in the event of concerns regarding an insurance company's financial position.

Germany

German insurance companies are subject to a comprehensive system of regulation under the German Law of the Supervision of Insurance Undertakings of 1992, as amended, or the Insurance Supervision Law, which implements EU directives on insurance regulation. The Federal Financial Supervisory Authority, or Supervisory Authority, monitors and enforces compliance with German insurance laws, applicable accounting standards, investment and technical provisions and solvency margins. Insurance companies are required to submit to the Supervisory Authority statutory annual returns, audited annual accounts, quarterly interim reports and quarterly reports on certain investments.

Under the Insurance Supervision Law and related regulations and regulatory releases, German insurance companies are subject to detailed requirements with respect to investment of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. Therefore, insurers must maintain a minimum solvency margin, including a guarantee fund equal to one third of the solvency margin.

Under current regulations, German insurance companies may not carry out business that is not directly related to their insurance activities. Life insurance, and health insurance replacing the statutory health insurance, must be transacted by companies that do not write other kinds of insurance. Composite life and non-life businesses are not allowed in Germany, although different companies are permitted within the same group. Primary insurers may write reinsurance.

United Kingdom

Insurance companies in the United Kingdom are now subject to the FSMA and are regulated by the FSA. For a description of the FSA's enforcement powers, please refer to "Item 4 — Regulation and Supervision — Banking."

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on the insurance business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be a fit and proper person. For further information on this requirement, please refer to "Item 4 — Regulation and Supervision — Banking." In connection with its authorization, the FSA may impose conditions relating to the operation of the company and the writing of insurance business. In addition, the FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules. The FSMA and underlying rules also regulate, among other matters, solvency requirements, segregation of assets, reporting requirements, declaration of dividends and change of control.

The FSA has announced plans for significant and far-reaching changes to the regulation of the UK insurance industry. According to the FSA, the changes aim to bolster consumer protection by, among other things, strengthening the disclosure regime and tightening existing requirements on solvency and on the responsibilities of insurers' senior management. By using the new powers that it received in December 2001, the FSA aims to develop a risk-based approach to insurance regulation, and all other financial business, that will integrate and simplify the approaches taken to different types of financial services business. Under the new approach, each firm's risk will be assessed on a common FSA-wide model covering the company's control environment and business and customer risks together with an assessment of the potential impact on consumer protection and market stability of financial or compliance failure of that firm. The FSA's objective is to create a single set of prudential requirements organized according to risk category with sections containing rules and guidance on credit, market, operational and insurance risks, as well as capital adequacy and consolidated supervision.

At this time, we are unable to predict the effect the intended changes of the FSA regulation may have on us or our subsidiaries' financial condition or results of operations.

United States

Insurance companies are also subject to risk-based capital, or RBC, guidelines, which provide a method to measure the adjusted capital that insurance companies are required to maintain for regulatory purposes, taking into account the risk characteristics of the company's investments and products. To facilitate a uniform regulation of insurer solvency across the United States, the National Association of Insurance Commissioners, or NAIC, has adopted a formula and model law to implement RBC requirements for life insurance companies and most non-life insurance companies. The RBC requirements are used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. For these purposes, the insurer's surplus is measured in relation to its specific asset and liability profiles. A company's RBC is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items.

Although the US federal government does not directly regulate the business of insurance, federal legislation and administrative policies in certain areas may significantly affect the insurance industry, including Winterthur. These areas include employee benefit plan regulation, financial services regulation, federal taxation and securities laws.

Insurance companies in the United States are also subject to comprehensive and detailed regulation and supervision of their activities under US state laws in the individual states in which they conduct business. The laws of the various states establish insurance departments with broad powers to regulate most aspects of the insurance business. In addition, many state insurance regulatory laws contain provisions that require pre-notification to state agencies of a change in control of a non-domestic admitted insurance company in that state. Furthermore, state insurance regulatory laws require pre-approval by state agencies of a change in control of an insurance company domiciled or commercially domiciled in that state.

Investment Banking and Asset Management

Switzerland

Effective February 1, 1997, the securities dealer activities of the Credit Suisse and Credit Suisse First Boston legal entities became subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities trading business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the FBC. Recently, the FBC adopted guidelines relating to the independence of research analysts.

Our asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss law on mutual funds, this activity is conducted through Credit Suisse Asset Management Funds, which is under the supervision of the FBC.

United States

In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies and the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board of Governors of the Federal Reserve System promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, the broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

Our investment banking business includes broker-dealers registered with the SEC, all 50 states of the United States, the District of Columbia and Puerto Rico, and with the CFTC as futures commission merchants and commodities trading advisers. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, our investment banking business is subject to over-lapping schemes of regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

  •
  Capital requirements;
  •
  The use and safekeeping of customers' funds and securities;
  •
  Recordkeeping and reporting requirements;
  •
  Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
  •
  Supervisory and organizational procedures intended to prevent improper trading on "material non-public" information;
  •
  Employee-related matters;
  •
  Limitations on extensions of credit in securities transactions;
  •
  Required procedures for trading on securities exchanges and in the over-the-counter market;
  •
  Anti-money laundering procedures;
  •
  Procedures relating to research analyst independence; and
  •
  Procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, US broker-dealers may be required in some instances to make "suitability" determinations as to certain customer transactions, are frequently limited in the amounts that they may charge customers, generally cannot trade ahead of their customers and cannot engage in fraudulent trading practices. US broker-dealers must make certain required disclosures to their customers.

The broker-dealers' operations are also subject to the SEC's net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the US Securities Exchange Act of 1934, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. We also have a so-called "broker—dealer lite" entity which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of our operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends and make payments on our debt.

As registered futures commission merchants, our broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended, and the SEC's rules and regulations thereunder. Our asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. The US-registered mutual funds that we advise are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC's rules and regulations thereunder. For pension fund clients, we are subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles we advise are commodity pools, we are subject to the Commodity Exchange Act for such clients.

Our investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of our underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could aversely affect our underwriting, advisory and trading revenues.

Recently, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research and research analysts. CSFB LLC, as a member of the NASD and the NYSE and by virtue of having affiliated broker-dealers registered with the SEC, is subject to such rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. On February 6, 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances. We do not know what effects the changes will have on our businesses.

In 2002, as part of changing practices in the investment banking industry and CSFB's commitment to ensuring the independence of its research, CSFB made a number of changes in its equity securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of CSFB for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement in principle with various US regulators regarding, among other things, research analyst independence, CSFB has agreed to adopt internal structural and operational reforms that will augment the steps it has already taken to ensure research analyst independence. Please refer to "Item 8—Legal Proceedings."

In 2001, the US Congress enacted the USA Patriot Act. For further information relating to the USA Patriot Act, please refer to "Item 4 — Regulation and Supervision — Banking."

United Kingdom

Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. For a description of the FSA's enforcement powers, please refer to "Item 4 — Regulation and Supervision — Banking."

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be a fit and proper person. For further information on this requirement, please refer to "Item 4 — Regulation and Supervision — Banking." In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm's business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures. The FSA has stated that it intends to develop a risk-based approach to regulation of financial services that will integrate and simplify the approaches taken to different types of financial services business. Accordingly, requirements on capital and related systems and controls are proposed to be set as far as possible by risk factor rather than by the sector from which the firm comes.

Property and equipment

Our principal executive offices, which we own, are located at Paradeplatz 8, Zürich, Switzerland. At December 31, 2002, we maintained worldwide over 930 offices and branches, of which approximately half were located in Switzerland.

As of December 31, 2002, approximately 40% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 55% of which expire after 2007. The book value of the ten largest owned properties exceeded CHF 2.2 billion at December 31, 2002. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2002, the total amount of indebtedness secured by these facilities was not material to us.

We believe our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Additional information

For additional information relating to our principal capital expenditures and divestitures at the present time and for the last three financial years, please refer to "Item 5 — Liquidity and capital resources."

For a breakdown of our total revenues by geographic market for each of the past three years, please refer to note 4.2 of the notes to the consolidated financial statements.

For a list of our principal participations, please refer to note 46 of the notes to the consolidated financial statements.

For selected statistical information relating to our banking and insurance businesses, please refer to "Item 5 — Selected statistical information" and "Risk Management" in the attached Annual Report 2002.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis of financial conditions and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is set forth under the caption "Operating and Financial Review" in the Annual Report 2002 on pages 36 to 83 and such information, other than the tables under the heading "Operating and Financial Review — Supplemental Information" on pages 80 to 83, is incorporated herein by reference.

Critical accounting policies and estimates

The Group's accounting policies are integral to understanding our consolidated financial statements. Our consolidated financial statements are prepared in accordance with Swiss GAAP. In addition, as set forth in note 48 of the notes to the consolidated financial statements, we provide a reconciliation of our consolidated financial statements to US GAAP and describe the differences between Swiss GAAP and US GAAP.

In preparing our consolidated financial statements, we are required to make estimates and assumptions based on judgment and available information. The reported amounts of assets and liabilities, contingent assets and liabilities and revenues and expenses are affected by these estimates and assumptions. We caution that the best estimates routinely require adjustments. Accordingly, actual results could differ from those estimates, and those differences could be material and have an effect on the results of operations for any particular period. We believe that the estimates and judgments we have made are appropriate, and that our consolidated financial statements present our financial position and results fairly in all material respects. The discussion below is presented solely to assist the reader's understanding of our consolidated financial statements and is not intended to suggest that other estimates and assumptions would be more appropriate.

Our significant accounting policies are disclosed in note 1 to our consolidated financial statements. We believe that the critical accounting policies described below may involve the most complex judgments and estimates.

Fair value

The values we report in our consolidated financial statements with respect to financial instruments, excluding loans held to maturity, are based on either fair value or the lower of original cost or fair value.

Fair value may be objective, as is the case for exchange-traded instruments, for which quoted prices in price-efficient and liquid markets generally exist. Fair value may also be subject to varying degrees of judgment depending on liquidity, concentration, uncertainty of market factors and pricing assumptions and other risks affecting the specific instrument. Described below is how we determine fair value for the significant financial instruments by balance sheet category.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Replacement values of derivatives

Our derivatives portfolio includes both exchange-traded and over-the-counter, or OTC, derivatives. The replacement values of all derivatives are reported as Other Assets or Other Liabilities in our consolidated balance sheet, and income from derivatives held for trading purposes is recorded in Trading Income. Income from derivatives held for hedging purposes is reported in the same income statement category as the hedged instrument and differences between the fair value of the derivatives and their hedge accounting values is reported in Other Assets or Other Liabilities.

The fair value of exchange-traded derivatives is typically derived from the observable exchange price and/or observable market parameters. Our primary exchange-traded derivatives include futures and certain option agreements.

OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equities and credit products. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters. In well established derivative markets, the use of a particular model may be widely accepted. For example, the Black-Scholes model is widely used to calculate the fair value of many types of options. These models are used to calculate the fair value of OTC derivatives and to facilitate the effective risk management of the portfolio.

The determination of the fair value of many derivatives involves only limited subjectivity, because the required input parameters are observable in the market place. The pricing of these instruments is referred to as "direct." For other, more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as "indirect." Specific areas of subjectivity include long-dated volatilities on OTC options transactions and recovery rate assumptions for credit derivative transactions. Adjustments (e.g., liquidity or uncertainty reserves) may be adopted outside of the model to ensure that the fair value determined remains prudent. Beginning in November 2002, in cases where significant subjective input parameters used in the calculation of replacement values for indirectly priced instruments may not be validated through observable market data, reserves are established for unrealized gains evident at the inception of the contracts. As of December 31, 2002, the majority of replacement values of derivatives reported in our consolidated balance sheet was derived using direct pricing.

Trading assets

Securities held in our trading portfolio are carried at fair value. The financial instruments reported in our consolidated balance sheet as Securities and precious metals trading portfolios comprise primarily debt and equity securities, all of which must meet specific criteria to be classified as trading assets. Debt instruments comprised approximately 78% of our total trading assets as of December 31, 2002. The debt instruments we trade include government bonds, corporate bonds and mortgage-backed or other asset-backed securities issued in both developed and emerging market countries.

The large majority of the debt securities included in Securities and precious metals trading portfolios is comprised of federal government debt obligations of the United States or other sovereign countries and investment-grade corporate debt securities. Prices for these instruments are generally readily available through quoted market prices as the markets in these instruments are typically liquid. For the minority of trading portfolio debt securities for which market prices are not available, instruments are valued based on yields reflecting the perceived risk of the issuer or country rating and maturity of the security and therefore involve some judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. For certain securities, pricing models employing prepayment scenarios and Monte Carlo simulations are also used.

Collateralized debt obligations, or CDOs, and collateralized bond obligations, or CBOs, are structured securities based on underlying portfolios of corporate bonds. These instruments are split into various subordinated-rated structured "tranches" and each tranche is priced based upon its individual rating and the value or cash flow of the underlying corporate bonds supporting the structure. Values are derived using pricing models by calculating the internal rate of return of the projected cash flows and involve judgment.

We also have a substantial portfolio of equity securities which are reported as Securities and precious metals trading portfolios. The large majority of our equity securities is traded on public stock exchanges, for which daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination of the issuer's credit obligations.

Convertible bonds are generally traded in a manner consistent with cash equity positions and are valued using direct price sources in line with standard market practice. We also trade a small number of convertible bonds for which no direct prices are available or the liquidity and/or reliability of direct prices is in doubt. For these convertible bonds, a theoretical approach to pricing is typically used with internal models. The key inputs to these models include stock price, dividend rates, credit spread, foreign exchange rate, borrowing costs and equity market volatility. For the remainder of the corporate bonds, for which no appropriate models exist, valuations are based on recent disposals in the market, taking into account changes in the creditworthiness of the issuers.

Also included in the trading portfolio are positions in separately managed funds, which totaled approximately 4% of total Securities and precious metals trading portfolios as of December 31, 2002. The fair values of these funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to approximate changes in fair value between the calculation dates.

Loans held for sale

Loans held for sale are reported within the line items Due from Banks, Due from Customers and Mortgages, and are valued at the lower of original cost or fair value. Our portfolio of loans held for sale includes primarily residential mortgage loans and commercial mortgage loans, which are normally purchased with the intent to securitize. For residential mortgage loans, fair values are generally based on value estimates of the underlying collateral and/or on net present value analyses of future expected loan cash flows at market yields. Commercial real estate loans are valued using origination spreads, loan-to-value ratios, debt service coverage ratios, geographic location, prepayment considerations and current yield curves. In addition, current written offers or contract prices are considered in the valuation process. Mortgage loans that may not be securitizable are valued on a similar basis to real estate held for sale.

Money market papers and repurchase and reverse repurchase agreements

Financial instruments reported as Money market papers and held for trading purposes are accounted for in our consolidated balance sheet at fair value. These instruments typically comprise short-term federal government securities, including treasury bills, commercial paper and certificates of deposit. The determination of fair value of these money market instruments is generally based on market prices or market parameters, and therefore requires less judgment. Treasury bills are actively traded in the OTC US government bond market and are priced on a discount basis. Commercial paper is credit-based and priced on quoted market prices when available or, when not available, based on market yields. Certificates of deposit are valued using quoted market prices or, in cases where quotes are not readily available, values are derived from standard models.

Receivables and payables under reverse repurchase agreements and repurchase agreements which are held in the trading book are carried at fair value within the line items Due from banks and Due from customers. These assets are valued using yield curves (typically on a spread to the LIBOR curve or using models which extrapolate points on the yield curve for trades with longer-term maturities) to discount expected cash flows.

Financial investments from the banking business

Instruments which we report as Financial investments from the banking business in the consolidated balance sheet include debt and equity securities, which are held on either a medium-term or long-term basis, real estate held for sale and our private equity portfolio. Assets reported as Financial investments from the banking business are valued, for debt securities which are intended to be held until maturity, on an accrual basis, or, for the other assets, at the lower of original cost or fair value.

Similar to our trading assets, a substantial portion of securities held as Financial investments from the banking business is quoted on public exchanges or through liquid OTC markets and the determination of fair values involves less judgment. Such instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. Approximately 28% of Financial investments from the banking business as of December 31, 2002 comprised separately managed fund investments in unlisted securities, similar to those held in Securities and precious metals trading portfolios. The remainder of our Financial investments from the banking business involve debt and equity securities and real estate in which the determination of fair value is generally more subjective, particularly distressed assets and private equity. These positions comprised approximately 11% of total Financial Investments from the banking business as of December 31, 2002.

Real estate held for sale is valued using standard industry methodologies, including income capitalization and sales prices of comparable properties. Typically, values are determined based on income capitalization using a discounted cash flow analysis, but direct capitalization may also be used. Real estate held for sale constituted approximately 2% of Financial investments from the banking business as of December 31, 2002.

The valuation process used for investments held in our private equity portfolio, which comprised approximately 8% of Financial investments from the banking business as of December 31, 2002, is generally subject to considerable judgment as these investments, which are typically held for medium-term appreciation and are not readily marketable, are primarily in unlisted or illiquid equity or equity-related securities. The valuation process for private equity investments in publicly traded securities, which comprised approximately 4% of our private equity investments held as of December 31, 2002, is based upon readily available market quotes. The pricing of private equity investments differs depending on whether they are direct investments, investments in internally managed funds or investments in third-party funds. Direct investments are generally side-by-side investments in portfolio companies of our internally managed funds and are priced in accordance with the procedures for internally managed funds. Internally managed funds are funds for which we act as fund advisor and make the investment decisions. The investments in the funds are priced taking into account a number of factors, such as recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses. Internally managed fund investments and direct investments comprised approximately 29% and 22%, respectively, of our total private equity holdings as of December 31, 2002. Third-party funds are limited partnership interests in funds managed by external fund managers. These funds are valued based on periodic statements received from the general partner of the fund. Fund of funds products are included in this category since the valuations are based on external fund manager reports.

Securities held in the distressed asset portfolio are typically issued by private companies under significant financial burden and/or near bankruptcy. Due to the less liquid nature of these investments, valuation techniques often include earnings-multiple analyses, similar market transactions and default recovery analyses. In addition, liquidity and credit concerns are also considered in the determination of fair value. All of these factors contribute to significant subjectivity in the valuation of these assets.

Investments from the insurance business

Investments which we report as Investments from the insurance business in the consolidated balance sheet include debt and equity securities, derivatives, mortgage and other loans, real estate and short-term investments.

Debt and equity securities contribute approximately 74% of our total investment portfolio for the insurance business, with the majority being in quoted securities on public exchanges or liquid OTC markets where the determination of fair value involves less judgment. Approximately 4% of the equity portfolio is invested in indirect private equity holdings. Fair value is determined based on net asset value information provided by the external fund managers. Generally, the determination of fair values for such a type of investment is more subjective than for traditional investments.

Derivatives are carried at fair value. For detailed information on the determination of fair value of derivatives, please refer to the discussion within Replacement values of derivatives.

Controls over fair valuation process

Control processes are applied to ensure that the fair values reported in our financial statements are appropriate and measured on a reliable basis. These control processes include price verification procedures and reviews of models used to price financial instruments by personnel with relevant expertise who are independent of the trading functions. For further discussion of our risk management policies and procedures, see "Risk Management — Market risk" in the attached Annual Report 2002.

Impairment losses on investment securities

For Investments from the insurance business, debt and equity securities held as available-for-sale are carried at fair value. Unrealized gains and losses are recorded in Revaluation reserves for the insurance business in shareholders' equity. Debt securities held-to-maturity are carried at amortized cost. A decline that is deemed to be other than temporary results in an impairment being charged to Investment income from the insurance business. Subsequent increases in fair value up to the original cost are recorded through Investment income from the insurance business.

Recognition of an impairment loss on debt securities from the insurance business is recorded if a decline in fair value below cost/amortized cost is considered other than temporary. The determination of other than temporary impairment is a matter of significant management judgment. A decline is considered other than temporary when all amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration of creditworthiness of the issuer. Generally, no impairment is recognized if the decline is due to market interest rate movements to the extent we have the intent and ability to hold the debt security until maturity or recovery.

Recognition of an impairment loss on equity securities from the insurance business is recorded if a decline in fair value below the cost basis of an investment is considered other than temporary. Declines in fair value below cost that have continued for a period greater than six months or that exceed 20% are considered strong indicators of an other than temporary impairment.

Unrealized losses on Investments from the insurance business are also recognized as an impairment loss when we have decided to sell a security. Such impairment losses are recognized at the time of the decision to sell without regard to the cause of the decline in fair value.

During 2002, as a result of continuing weakness in the financial markets, we recognized significant other than temporary impairments in our insurance investment portfolios. For the year ended December 31, 2002, we recognized other than temporary impairments of CHF 3,887 million. Of this amount, CHF 3,852 million related to other than temporary impairments on equity securities. Although we follow a prudent impairment policy, which is regularly reviewed for appropriateness, further declines in capital markets worldwide could necessitate the recognition of further impairment losses on our insurance investment portfolios.

The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from our expectations, that we may decide to sell a security for unforeseen liquidity needs, or that the credit assessment or equity characteristics may change from our original assessment.

Please refer to "Risk Management" in the attached Annual Report 2002 for a discussion of the Group's market risk exposure and risk management. Please refer to "Operating and Financial Review — Credit Suisse Financial Services—Investments for Life & Pensions and Insurance" in the attached Annual Report 2002 for information on the insurance investment portfolio, including information on unrealized losses and realized losses.

By contrast, for financial investments from the banking business, the accounting treatment differs with respect to declines in fair value of debt and equity securities held-for-sale, in that all unrealized losses are recorded in the income statement, whether or not deemed to be other than temporary, as these assets are valued at the lower of cost or market. Accordingly, determining the nature of the decline, although a matter of significant management judgment, does not carry the same degree of significance as with investments from the insurance business.

Technical provisions from the insurance business

Future policyholder benefits

The provision for future policyholder benefits for traditional life and health products is computed using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions for mortality, morbidity, expected investment yields, lapses/surrenders and expenses at the policy inception date, which remain locked in thereafter. The reserve is adjusted for a provision for adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

The provision for future policyholder benefits for traditional participating life products is computed using the net level premium method. The method in this case uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends.

The provision for future policyholder benefits for non-traditional life products is equal to the account balance, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

Best estimate assumptions include but are not limited to, interest, expenses, lapses/surrenders, mortality/morbidity and future bonuses. Current and historical client data and industry data are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. Economic assumptions such as the expected long-term earned investment rate are derived centrally based on current market yields of bonds adjusted for long-term asset allocation targets, which are set by the Investment Committee. The guidance used by our qualified actuaries in setting assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis and embedded value assumptions. The level of conservatism built into the assumptions and estimates will impact the current earnings and emergence of future profits.

Claim reserves

A liability for unpaid claims, including estimates of costs for claims relating to reinsured events that have occurred but have not been reported, or IBNR, and a liability for claim adjustments expenses is accrued for when insured events occur. The liability for unpaid claims is derived from best estimate assumptions and appropriate actuarial methods. The liability for unpaid claims is based on the estimated ultimate cost of settling claims, using past experience adjusted for current trends such as changes in the pricing of the business and administrative practices, and any other factors that would modify past experience, such as a change in the amount of insurance in force, a change in the cut-off date and claims reported subsequent to the balance sheet date.

Generally, the methods rely on insurers' past experience in claims reporting and settlement to make assumptions regarding future claims activity. We continually evaluate the potential for changes in claim estimates with the support of qualified reserving actuaries and use the results of these evaluations to adjust recorded reserves. Both the methods used and the underlying assumptions are in line with historical experience and the nature of the business being written by the company. However, the claims reserve is only an estimate of future activity and is subject to variability. The assumptions underlying the reserve may not in fact materialize as expected, and even if future conditions do develop as anticipated, random events may occur which lead to different results than originally estimated.

For further information on the non-life claims reserve, please refer to "Selected Statistical Information-Non-life insurance reserves."

Unearned premium

Loss recognition analysis is performed by line of business, in accordance with the company's manner of acquiring, servicing and measuring the profitability of its insurance contracts. At the end of each accounting period, net unearned premiums are tested to see whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost, or DAC, is written down by the amount of the deficiency. If after writing down all of the DAC for a line of business a premium deficiency still exists, a premium deficiency provision is made to provide for the deficiency in excess of the DAC written down.

Deferred policy acquisition costs

Deferred policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition of insurance contracts. They are deferred to the extent that they are recoverable and amortized.

Deferred policy acquisition costs on non-life products are amortized over the periods in which the related premiums are earned.

Deferred policy acquisition costs on traditional life and health products are amortized over the premium paying period of the related policies in proportion to the net level premium using assumptions consistent with those used in computing the provision for future policyholder benefits as described above. The methods use best estimate assumptions for mortality, morbidity, expected investment yields, terminations and expenses at the policy inception date and remain locked in thereafter.

Deferred policy acquisition costs on participating traditional products are amortized over the expected life of the contracts in proportion to the estimated gross margins. The present value of estimated gross margins is computed using the expected investment yield. Estimated gross margins include estimates of premiums to be received, expected earned investment income, benefits to be paid, administration costs, changes in reserve for death and other benefits, expected annual policyholder dividends and realized gains and losses. Estimates of expected gross margins are determined on a best estimate basis without provisions for adverse deviation and are re-evaluated on a regular basis where actual margins replace estimated margins when actual profits emerge.

Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of estimated gross profits. The present value of estimated gross profits is computed using the interest that accrues to the policyholders, known as the contract rate. Estimated gross profits include estimates regarding mortality, administration costs, expected investment income to be earned less interest credited to policyholders, surrender charges and realized gains and losses.

The level of conservatism built into the assumptions and estimates used will impact the current earnings and the emergence of future profits. Management regularly reviews the potential for changes in the estimates (both positive and negative) and uses the results of these evaluations to adjust recorded amortization expenses and to adjust underwriting criteria, which could be material to our insurance operations.

The recoverability of DAC and the adequacy of the net GAAP liability (premium deficiency/loss recognition analysis) are analyzed on a regular basis. The goal of recoverability testing is to demonstrate that the initial DAC established is recoverable from future margins of the business to which the deferred costs relate. The result of the recoverability testing is reflected in the change of DAC. The goal of loss recognition testing is to demonstrate that the net GAAP liability defined as the GAAP benefit reserve less DAC and PVFP, is adequate to cover all future policy committments. The net GAAP liability is compared to the present value of future benefits and expenses less the present value of future gross premiums known as the Gross Premiums Valuation, or GPV. The GPV is calculated using best estimate assumptions as of the issue date for initial recoverability and valuation for ongoing loss recognition testing. If the GPV is greater than the net GAAP liability, a recoverability issue exists or a loss recognition event is deemed to have occurred. The GPV then becomes the new net GAAP liability by first writing off DAC and secondly strengthening the benefit reserve once the DAC has been written-down to zero. The level of conservatism built into the assumptions and estimates used in the calculations will impact current and future earnings.

Present value of future profits

PVFP is the present value of anticipated profits embedded in each life and health portfolio purchased. Interest accrues based on the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are, or are anticipated to be, received in proportion to the estimated gross margins or estimated gross profits for participating traditional products and non-traditional products, respectively, and over the premium-paying period in proportion to premiums for other traditional life products. Expected future profits used in determining PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, surrenders, operating expenses and yields on assets supporting the policy liabilities. The discount rate used to determine the PVFP is the rate of return required to be able to invest in the portfolio being acquired. Additionally, the PVFP asset is adjusted for the impact of estimated gross margins or profits of net unrealized gains and losses on securities.

Establishing PVFP is an inherently uncertain process involving complex judgments and estimates, and currently established PVFP may be overstated. If the present value of future net cash flows is insufficient to recover PVFP, the difference is charged to the income statement as an additional PVFP write-off, which could be material to our insurance operations.

Contingencies and loss provisions

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under Swiss GAAP, reserves for contingencies are recorded when economically necessary or legally required.

Litigation contingencies

From time to time, the Group and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings.

Allowances and provisions for credit losses

As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty. We maintain allowances for credit risk, discussed below, which we consider adequate to absorb credit losses existing at the balance sheet date. The allowances for credit risk are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loss allowance

The inherent loss allowance is for all credit exposures not specifically identified as impaired, which on a collective basis are considered to have probable inherent loss. In 2002, we adjusted our method of estimating inherent losses related to our credit exposures. This adjustment resulted from continued deterioration in the credit markets and was made to reflect better our estimate of probable credit losses.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. We consider the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other environmental factors; and imprecision in the methodologies and models we use to estimate credit risk. We also consider overall credit risk indicators, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures are also important factors.

Significant judgment is exercised in our evaluation of these factors. For example, the estimation of the amount of the potential loss requires judgment in determining the period of data to include since data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data on default probabilities should be used, and when they should be used, also requires judgment. The use of data that does not sufficiently reflect our specific exposure characteristics could affect loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have a direct impact on the provision and could result in a change in the allowance.

Specific loss allowances

We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Our analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty's overall financial condition, resources and payment record, the extent of the Group's other commitments to the same counterparty and prospects for support from any financially responsible guarantors. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted. We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of management. At that time, and on a periodic basis thereafter, the remaining principal is evaluated for collectibility and a provision is established for the difference between the net recoverable amount and the remaining principal balance.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to evaluate properly the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of our assessment. Significant judgment is exercised in determining the amount of the provision. Wherever possible, we use independent, verifiable data or our own historical loss experience in our models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques.

The classification of loan status has a significant impact on the subsequent accounting for interest accruals. We continue to accrue interest on loans classified as non-performing for collection purposes; however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the interest income accrual through the income statement. As highlighted in the table on page 103 in "Risk Management" in the attached Annual Report 2002, the classification of certain loans as non-performing resulted in provisions against interest income of CHF 235 million for the year ended December 31, 2002.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, please refer to "Risk Management" in the attached Annual Report 2002.

Goodwill impairment

As a result of acquisitions, the Group has recorded goodwill as an asset on its consolidated balance sheet, the most significant amount of which relates to the acquisition of DLJ. At December 31, 2002, goodwill was CHF 11.0 billion. The Group amortizes goodwill under Swiss GAAP over its useful life, generally 20 years, and tests goodwill for impairment on an annual basis.

For the purpose of testing goodwill for impairment, we view the operations of the Group on a disaggregated basis, whereby each element, referred to as a reporting unit, is assessed individually. If the fair value of each respective reporting unit exceeds its respective carrying value, there is no goodwill impairment.

Factors considered in determining fair value of reporting units include, among other things, an evaluation of:

  •
  Recent acquisitions of similar entities in the market place;

  •
  Current share values in the market place for similar publicly traded entities, including price multiples;

  •
  Recent trends in our share price and that of our competitors;

  •
  Estimates of our future earnings potential; and

  •
  The level of interest rates.

Estimates of our future earnings potential and that of our reporting units involves considerable judgment, including our view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group's reporting units could cause us to record a goodwill impairment charge in the future.

Deferred tax assets

Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Periodically, management evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond our control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2002, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheet at December 31, 2002 includes a deferred tax asset of CHF 8.0 billion, which is presented net of a valuation allowance of CHF 2.0 billion, and a deferred tax liability of CHF 6.6 billion.

As described in note 2 of the notes to the consolidated financial statements, during 2002 we changed our accounting policy for recognition of deferred tax assets related to net operating losses.

For further information on deferred tax assets, please refer to note 49.11 of the notes to the consolidated financial statements.

Off-balance sheet arrangements

Retained or contingent interests in assets transferred to unconsolidated entities

We are involved with several types of off-balance sheet arrangements, including those involving special purpose entities, or SPEs. There are two key accounting determinations that must be made relating to securitizations. In the case where we originated or previously owned the financial assets transferred to the SPE, a decision must be made as to whether that transfer would be considered a sale under generally accepted accounting principles. The second key determination to be made is whether the SPE should be considered a subsidiary and be consolidated into our financial statements, or whether the entity is sufficiently independent that consolidation is not warranted. If the SPE's activities are sufficiently restricted and also meet certain accounting requirements, the SPE is not consolidated by the seller of the transferred assets.

SPEs may be established for a variety of reasons including to facilitate securitizations or other forms of financing. Under Swiss GAAP, consolidation of a SPE is required if we hold more than 50% of the voting rights of the entity, or where we have the ability to exercise control of the SPE. Also, consolidation would be required if we have a legal or de facto obligation to support the entity or the SPE is dependent on us for funding. Consolidation may also be required by application of the principle of substance over form.

Mortgage securitizations

We originate and purchase commercial mortgages and purchase residential mortgages and sell these assets directly or through affiliates to SPEs. These SPEs issue securities that are backed by, and which pay a return based on, the assets transferred to the SPEs. Investors in these asset-backed securities typically have recourse to the assets in the SPE. The investors and the SPEs have no recourse to our assets.

We establish these SPEs and underwrite and make a market in these asset-backed securities. We may retain interests in these securitized assets if we hold asset-backed securities in connection with our underwriting and market-making activities. Retained interests in securitized financial assets are included in the consolidated balance sheet at fair value. Any changes in fair value of these retained interests are recognized in the consolidated income statement. We engage in these securitization activities to meet the needs of clients as part of our fixed-income activities and to sell financial assets. These securitization activities do not provide a material source of our funding.

Collateralized debt obligations

We purchase loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are transferred by us directly, or indirectly through affiliates, to SPEs that issue collateralized debt obligations, or CDOs. We structure, underwrite and make a market in these

CDOs, and we may have retained interests in these CDOs in connection with our underwriting and market-making activities. We also have significant investments, including equity (less than a majority) and debt securities, in CDO SPEs. These interests are included in trading assets and carried at fair value.

We engage in CDO SPE transactions to meet the needs of clients and to sell financial assets. These CDO SPE activities do not provide a material source of our funding.

Commercial paper conduits

We administer several multi-seller asset-backed commercial paper conduits, or ABCP conduits. Our ABCP conduits purchase financial assets, primarily receivables, from third parties, funded by the issuance of commercial paper. Since the funding costs are based primarily on the quality rating of the assets sold, rather than the rating of the seller, and the liquidity and credit enhancement, this often provides the seller with funding at advantageous levels. The Group provides the majority of the liquidity support and all of the program-wide credit enhancement to facilitate the conduits' activities.

Financial intermediary

In our role as a financial intermediary, SPEs are used to create investment opportunities that meet the demands of our clients. For example, SPEs are used in the process of modifying the characteristics of financial assets or to sell credit risk in a form that is not readily available in the markets. These transactions are commonly referred to as "repackage" SPEs. We are typically the derivative counterparty in these transactions. Our derivative transactions with SPEs are a component of our overall trading business and are carried at fair value.

Further, SPEs are used in our fund-linked products business. In this capacity, we manage a selection of alternative investments held in a SPE and pass on the majority of the return to investors. When requested, the Group will provide investors with protection from downside risk, primarily in the form of a put option.

Guarantees

In the ordinary course of our business, we also provide guarantees and indemnifications that contingently obligate us to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may also be contingently obligated to make payments to a guaranteed party based on another entity's failure to perform, or we may have an indirect guarantee of the indebtedness of others. We have provided customary indemnifications to purchasers in conjunction with: the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; and to investors in our securities and other arrangements to provide "gross up" payments if there is a withholding or deduction because of a tax, assessment or other governmental charge.

Other commitments

We have commitments under a variety of commercial arrangements that are not recorded as liabilities in our consolidated balance sheet. These commitments are in addition to guarantees and other arrangements discussed in this Off-Balance Sheet Arrangements section. These commitments include standby letters of credit, standby repurchase agreement facilities that commit us to enter into reverse repurchase agreements with customers at market rates, commitments to invest in various partnerships that make private equity and related investments in various portfolio companies and in other private equity funds and commitments to enter into resale agreements.

Adoption of US GAAP

We anticipate changing to US GAAP as our primary basis of accounting in 2004. This change will result in the requirement to comply with different recognition and consolidation obligations relating to off-balance sheet arrangements in our primary reporting basis.

For further information on the above arrangements and their impact under US GAAP, please refer to Consolidated Off-Balance Sheet and Fiduciary Business and notes 49.4 and 49.10 in the consolidated financial statements.

US GAAP reporting related to pension plans

This section comments on the disclosures made in accordance with SFAS No. 87, "Employer's Accounting for Pensions" (see note 49.23 to the consolidated financial statements).

Credit Suisse Group has a number of defined benefit pension plans covering certain domestic and international employees. The four largest of our defined benefit pension plans (two in Switzerland, one in the United Kingdom and one in the United States) provide pension benefits for 45% of the total workforce worldwide. As of December 31, 2002, these four plans accounted for 88% of the projected benefit obligations of the consolidated defined benefit pension plans and 93% of the related plan assets.

At the end of 2002, all of our defined benefit pension plans met or exceeded the statutory minimum funding requirements of the country in which they are based. We contribute to our pension plans on an annual basis. With respect to the four largest defined benefit plans mentioned above, over the last four years the annual amount contributed to these plans averaged CHF 530 million per annum. In 2002, we made pension contributions of CHF 657 million to these four plans. We expect our 2003 contributions for these four plans not to exceed our contributions in 2002.

In 2002, global capital market developments resulted in poor returns on these plans' assets and a decline in the discount rate used to estimate the related pension obligation. In connection with our US GAAP disclosures in accordance with SFAS No. 87, "Employer's Accounting for Pensions" (see note 49.23), our defined benefit pension plans (including the four plans mentioned above) had an under funded status for 2002 in the amount of CHF 2.4 billion. This amount represents the difference between the projected benefit obligations of the consolidated defined benefit pension plans and the fair value of plan assets.

The projected benefit obligations of the consolidated defined benefit pension plans include an amount related to salary increases projected to occur in the future of CHF 1.4 billion. On the basis of the accumulated benefit obligation of the consolidated defined benefit pension plans (defined as the projected benefit obligation less the amount related to future salary increases), the under funded status of the plans amounted to CHF 0.9 billion for 2002.

The increase in the under funded status from 2001 to 2002 is primarily a result of the following factors:

  •
  A decrease of the weighted average discount rate from 4.39% in 2001 to 4.12% in 2002, which had the effect of increasing the projected benefit obligations by CHF 0.7 billion;

  •
  Increasing life expectancy leading to an increase in the projected benefit obligations; and

  •
  Poor returns on investments in 2002.

For further information with respect to our pension benefits, please refer to note 49.23 of the notes to the consolidated financial statements.

Derivatives

Under Swiss GAAP, derivatives are carried at fair value on the balance sheet at positive and negative replacement values. The replacement values correspond to the fair values of derivative financial instruments which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable and thus an asset of the Group. Negative replacement values constitute a payable and thus a liability. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit equivalent amounts represent the potential credit risk with counterparties arising from open derivatives contracts. The credit equivalent amount for a counterparty is computed on the basis of the current positive replacement values of the respective contracts plus regulatory security margins, or add-ons, to cover the future potential credit risk during the remaining duration of the contracts. The add-ons correspond to the factors used for BIS capital adequacy calculation purposes.

For further information on derivatives, please refer to note 49.17 of the notes to the consolidated financial statements.

The following table sets forth, as of December 31, 2002, the distributions, by maturity, of substantially all of our exposure with respect to over-the-counter derivatives. Replacement values were determined on the basis of net present value analysis or other pricing models as appropriate.

in CHF bn	Less than 1 year	1 - 5 years	Greater than 5 years	Positive replacement value

Interest rate	16.5	67.8	101.0	185.3
Foreign exchange	23.5	8.4	2.9	34.8
Precious metals	0.4	0.4	0.1	0.9
Equity/index related	4.4	5.5	1.2	11.1
Other	0.4	2.6	1.3	4.3

Total derivative instruments	45.2	84.7	106.5	236.4
Netting agreements 1)				(182.2)
Total derivative instruments, net positive replacement value 1)				54.2

1)
Taking into account legally enforceable netting agreements.

The following table sets forth, as of December 31, 2002, substantially all of our exposure with respect to over-the-counter derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by the relevant internal credit department.

in CHF bn	Net positive replacement value

AAA	4.8
AA	23.4
A	14.6
BBB	5.9
BB or lower	5.5

Total derivative instruments, net positive replacement value	54.2

Swiss GAAP compared with US GAAP

Under US GAAP we had a net loss of CHF 4,680 million, a net loss of CHF 687 million and a net profit of CHF 4,487 million in 2002, 2001 and 2000, respectively, compared with a net loss of CHF 3,309 million, a net profit of CHF 1,587 million and a net profit of CHF 5,785 million for the same periods under Swiss GAAP. Under US GAAP our shareholders' equity was CHF 34,412 million and CHF 44,896 million in 2002 and 2001, respectively, compared with shareholders' equity of CHF 28,517 million and CHF 35,800 million for the same periods under Swiss GAAP.

Differences in our net profit/(loss) under US GAAP and Swiss GAAP result primarily from adjustments in respect of derivatives, purchase accounting for the Winterthur legal entity and business combinations. Differences in our shareholders' equity under US GAAP and Swiss GAAP result primarily from adjustments in respect of our shares and own bonds, debt and equity securities and purchase accounting for the Winterthur legal entity. On January 7, 2003, we entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc. In accordance with US GAAP, we presented the assets and liabilities of Pershing as discontinued operations — assets and discontinued operations — liabilities in the US GAAP condensed consolidated balance sheets. For further information relating to the reconciliation of our Swiss GAAP net profit and shareholders' equity to US GAAP net profit and shareholders' equity, please refer to notes 48.2a and 48.2b of notes to the consolidated financial statements.

As previously announced, we expect to convert to US GAAP as the primary basis of accounting with effect from January 1, 2004.

Related party transactions

As the parent company of three main operating subsidiaries, the Winterthur legal entity, the Credit Suisse legal entity and the Credit Suisse First Boston legal entity, we are involved in significant financing and other transactions, and have significant related party balances, with these entities and their subsidiaries. We enter into those transactions in the ordinary course of our business, and such transactions typically reflect the pricing structure of an unrelated third-party transaction, although this is not achieved in all cases. Such transactions and the related inter-company balances are eliminated upon consolidation.

We also enter into related party transactions with our directors, officers and employees and those of our subsidiaries. For further information relating to these transactions, please refer to "Corporate Governance" in the attached Annual Report 2002.

Recently issued accounting standards

For a discussion of recently issued US accounting standards, please refer to note 49.4 of the notes to the consolidated financial statements.

Liquidity and capital resources

Credit Suisse Group Consolidated and Credit Suisse Group Legal Entities

Organization

Although we operate through separate business units and segments, liquidity and capital needs are addressed according to the four major legal entities: the Winterthur legal entity for the Insurance and Life & Pensions segments, the Credit Suisse legal entity for the Private Banking and Corporate & Retail Banking segments, the Credit Suisse First Boston legal entity for the Institutional Securities and CSFB Financial Services segments and legal entity Credit Suisse Group as the holding company of these three legal entities.

Each of our three main operating subsidiaries finances its operations in a manner consistent with its business mix, capitalization and ratings and in line with its asset and liability and risk management policies. Liquidity and capital management at the business unit level is coordinated at the Group level through several organizational bodies. The Liquidity Management Committee, chaired by the Group CFO, provides a forum to discuss and coordinate liquidity and funding issues and to review funding practices regarding market access, diversification of liabilities and creditor relations. The Group Risk Processes and Standards Committee, or GRIPS, chaired by the Head of Group Risk Management, monitors liquidity risk and sets the framework for the Group and the legal entities for contingency planning, including procedures to ensure that information flows remain timely and uninterrupted and division of responsibility remains clear. Annually, after the conclusion of the strategic business planning exercise, projected liquidity and capital needs of each of our businesses are evaluated and taken into consideration in determining Group-wide policies and targets. The Group, as the ultimate provider of capital to the subsidiaries, defines the appropriate capital base for its three primary legal operating entities and acts as the primary issuer to the external market of capital and those capital instruments that qualify for regulatory Tier 1 capital. The Group CFO and the Group Treasurer participate in the asset liability management of the business units.

Funding sources and strategy

At the Credit Suisse Group consolidated level

Our funding requirements, including any supplementary capital needs, are based on regulatory requirements, liquidity requirements, rating agency criteria, taxation, and other considerations. Sources of funding are diversified in liability type, funding market, investor and geographic distribution. Given the depth of our private and retail banking business, we access core deposit funding from an international customer base that has proven to be a stable source of funds over time. This is augmented by our use of institutional market funding on both an unsecured and secured basis. Access by the various legal entities of Credit Suisse Group to the institutional market is coordinated globally in an effort to ensure optimal distribution and placement of our securities, both publicly and privately.

At the Credit Suisse Group legal entity level

The Credit Suisse Group legal entity is a holding company whose primary cash requirements result from the payment of dividends to shareholders, the servicing of Group-issued debt, the payment of Corporate Center expenses and, from time to time, the acquisition of new businesses. Generally, the Credit Suisse Group legal entity does not serve as a financing conduit for those operating subsidiaries that have direct access to external sources of funding. It does, however, issue medium-term and long-term debt for general corporate purposes in Switzerland and through finance subsidiaries for general corporate purposes outside Switzerland. In addition, the Credit Suisse Group legal entity is the provider of capital and thus is the issuer of most hybrid Tier 1 capital instruments through consolidated special purpose subsidiaries. Proceeds from these offerings are typically down-streamed to one of our operating subsidiaries on a matched basis so that the Group has limited currency, interest rate or liquidity risk. Equity investments in subsidiaries are generally funded with equity capital.

The Credit Suisse Group legal entity will receive total dividends of approximately CHF 1,500 million for the 2002 financial year, compared with CHF 1,819 million for the 2001 financial year, and CHF 3,141 million for the 2000 financial year. In 2002, the Group did not execute a share buy-back program.

The cost of servicing bonds issued by the Credit Suisse Group legal entity and its financing subsidiaries, after taking swap transactions into consideration, was CHF 599 million in 2002, CHF 670 million in 2001 and CHF 383 million in 2000.

On October 11, 2002 Credit Suisse Group filed a USD 2 billion shelf registration statement on Form F-3 under the U.S. Securities Act of 1933, which enables Credit Suisse Group to issue a wide range of senior and subordinated debt (including convertible debt), warrants and hybrid Tier 1 securities.

At December 31, 2002, the Credit Suisse Group legal entity and its finance subsidiaries had borrowings of CHF 13.9 billion, an increase of CHF 0.9 billion over year-end 2001. During 2002 and 2001, the Credit Suisse Group legal entity, through several consolidated special purpose vehicles based in Guernsey, issued the equivalent of CHF 211 million and CHF 982 million, respectively, of perpetual preferred securities qualifying as Tier 1 capital, the proceeds of which were lent to the Credit Suisse First Boston legal entity.

In 2002, Credit Suisse Group issued through its wholly owned subsidiary, Credit Suisse Group Finance (Guernsey) Ltd. mandatory convertible securities in the amount of CHF 1.25 billion. This issue qualifies as equity capital and as Tier 1 capital under BIS rules.

The Credit Suisse Group legal entity has an agreement with a syndicate of international banks that provides USD 1 billion of revolving credit on an unsecured basis. This 364-day committed facility, which is for general corporate purposes, is available in CHF, USD, GBP and EUR with various banks. The facility contains customary covenants that we believe will not impair our ability to obtain funding. This facility was renewed in January 2003 and expires in January 2004. No amount was drawn under the predecessor facility in 2002.

In 2000 we acquired DLJ for a total consideration of approximately CHF 22 billion (USD 12.4 billion) at the date of acquisition, of which approximately 60% was payable in cash and 40% in Credit Suisse Group shares. In connection with this acquisition, Credit Suisse Group Finance (US), Inc. issued the equivalent of CHF 6.6 billion aggregate principal amount of fixed and floating rate notes and subordinated bonds, guaranteed by the Credit Suisse Group legal entity, with varying maturities from 2003 to 2020 and denominated in USD, EUR and GBP. USD 1 billion of the notes issued in connection with the acquisition mature in 2003.

In respect of the 2002 financial year, we propose a dividend in the amount of CHF 0.10 for each share ranking for dividends, or a total of approximately CHF 120 million. Repayment of share capital for each of the years ended December 31, 2001 and 2000 was CHF 2.4 billion.

Factors that may affect liquidity and capital resources

The subsidiaries of the Credit Suisse Group legal entity are generally subject to legal restrictions on the amount of dividends they can pay. For example, article 675, in conjunction with article 671, of the Swiss Code of Obligations restricts the amount of dividends that the Credit Suisse First Boston, Credit Suisse and Winterthur legal entities can pay. These legal entities may pay dividends only if and to the extent: (1) they have earned a profit during a given financial year or previously established reserves for the payment of dividends; (2) the required portion of annual profit has been allocated to reserves as prescribed by law, the articles of association or a resolution of the general meeting of shareholders; and (3) allocation and payment of the dividends has been approved at the general meeting of shareholders. We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends to the Credit Suisse Group legal entity. The amount of dividends paid by our operating subsidiaries is determined after considering the expectations for future results and growth of the operating businesses.

Credit ratings

Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may raise, lower or withdraw their ratings, or place us on "credit watch" with positive or negative implications at any time. Rating agencies take many factors into consideration in determining a company's rating. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices and management team, in addition to the broader outlook for the

Group's industry. The credit ratings assigned to the senior debt of the Credit Suisse Group legal entity as of March 19, 2003 and our outlooks were as follows:

	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Negative (October 2002)
Moody's	—	Aa3	Negative (July 2002)
Standard & Poor's	A1	A	Stable (November 2002)

In addition to those of Credit Suisse Group, each of our principal subsidiaries has its own ratings, which are described below.

Capital resources and capital adequacy

Our capital needs are a function of various factors, including economic, regulatory and market requirements. We define our economic capital requirement as that amount of capital needed to continue to operate our business franchise under extremely adverse conditions. We measure this requirement through the use of internally developed statistically based models designed to quantify potential risk exposure. We are also subject, on a consolidated basis, to regulatory capital requirements and the risk-based capital guidelines which are set forth in the Implementing Ordinance and are issued by the FBC. We also adhere to the risk-based capital guidelines set forth by BIS. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. For further information about our risk-based capital guidelines, please refer to "Item 4 — Regulation and supervision." The risk and capital position of the insurance business is taken into consideration when calculating the consolidated capital ratios.

The following table sets forth our consolidated capital and BIS capital ratios as of:

	31.12.02	31.12.01	31.12.00

Tier 1 capital (in CHF m)1)	19,544	21,155	27,111
Total capital (in CHF m)	33,290	34,888	43,565
BIS Tier 1 capital ratio1)2)	9.7%	9.5%	11.3%
BIS total capital ratio3)	16.5%	15.7%	18.2%

1)
Tier 1 capital includes non-cumulative perpetual preferred securities of CHF 2.2 billion, CHF 2.1 billion and CHF 1.1 billion in 2002, 2001 and 2000, respectively.
2)
Ratio is based on Tier 1 capital divided by BIS risk weighted assets.
3)
Ratio is based on total capital divided by BIS risk weighted assets.

In 2002, Credit Suisse Group issued through its wholly owned subsidiary, Credit Suisse Group Finance (Guernsey) Ltd. mandatory convertible securities in the amount of CHF 1.25 billion. This issue qualifies as equity capital and as Tier 1 capital under BIS rules.

In 2002, we issued non-cumulative perpetual preferred securities of CHF 211 million (CHF 982 million in 2001 and CHF 911 million in 2000), adding to an overall amount of CHF 2.2 billion hybrid Tier 1 included in the Tier 1 capital above.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For details on the components of our consolidated capital structure, please refer to note 44 of the notes to the consolidated financial statements.

From time to time, the FBC and BIS propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting regulations. Such proposals or interpretations could, if implemented in the future, affect our capital ratios and the measurement of our risk-weighted assets.

Contractual cash obligations and other commercial commitments

We have contractual obligations to make future payments under long-term bonds and mortgage-backed bonds, medium-term notes, long-term, non-cancelable lease agreements and other long-term obligations. The following table sets forth future cash payments associated with our contractual obligations pursuant to certain medium - and long-term debt operating leases on a consolidated basis as of December 31, 2002:

	Payments due by period
in CHF m	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Bonds and mortgage-backed bonds	14,511	20,820	17,160	29,348	81,839
Medium-term notes	986	1,246	301	66	2,599
Operating leases	809	1,372	1,691	4,645	8,517

Total long-term contractual obligations	16,306	23,438	19,152	34,059	92,955

The following table sets forth our consolidated short-term contractual obligations as of:

In CHF m	31.12.02	31.12.01

Money market paper issued	22,178	19,252
Due to banks	287,884	335,932

Total short-term contractual obligations	310,062	355,184

For information on our off-balance sheet commitments, please refer to page 124 of the consolidated financial statements in the attached Annual Report 2002.

Credit Suisse First Boston Legal Entity

Organization

Credit Suisse First Boston believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. CSFB manages liquidity at a business unit level while recognizing the constraints of the legal entities comprising the business unit. As a result, CSFB has established a comprehensive process for the management and oversight of its liquidity, funding and capital strategies. CSFB's Capital Allocation and Risk Management Committee, or CARMC, has primary oversight responsibility for these functional disciplines. CARMC reviews and approves liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

CSFB's Corporate Treasury department is responsible for the management of liquidity, long-term funding and capital and for relationships with creditor banks. It also maintains regular contact with both rating agencies and regulators on liquidity and capital issues.

Liquidity management

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way CSFB ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

CSFB's liquidity disciplines are segregated into two main funding franchises:

  •
  The bank funding franchise, including funds raised directly by CSFB from stable deposit-based core funds and the interbank markets, and

  •
  The non-bank funding franchise, with funds raised by non-bank subsidiaries, principally CSFB (USA), Inc. and Credit Suisse First Boston, Inc., or CSFB, Inc.

The majority of assets financed by the bank funding franchise, which largely includes assets in CSFB and its principal regulated broker-dealers, are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of resale agreements and securities borrowed, both of which are secured by government and agency securities, and marketable corporate debt and equity securities. In addition, CSFB has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, CSFB may carry significant levels of trading inventories. Other assets financed by the bank funding franchise include loans to corporate and other institutional clients that are held directly on CSFB bank's own balance sheet.

As part of its investment banking and fixed income markets activities, CSFB also maintains positions in less liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. CSFB typically funds a significant portion of less liquid assets, such as private equity investments, with long-term borrowings and shareholders' equity. A large portion of these less liquid assets (with the exception of corporate loans) is financed through the non-bank funding franchise, which also provides most of the regulatory capital (equity and subordinated debt) in the broker-dealer subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of CSFB is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets plus committed revolving credit facility exceeds the aggregate value of maturing unsecured liabilities plus conservatively forecast contingent obligations. The adjusted market value of unencumbered assets includes a reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. Contingent obligations include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. CSFB's objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that CSFB is unable to access unsecured funding, it will have sufficient liquidity for an extended period. CSFB believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business. CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank funding franchise also has access to significant sources of secondary liquidity through its ability to access the secured funding markets (repurchase agreements, securities loaned and other collateralized financing arrangements), as these markets have proven reliable even in periods of market stress.

Additionally, the non-bank funding franchise, through CSFB (USA), Inc., the principal holding company for the broker-dealers, maintains a 364-day USD 3.0 billion revolving credit facility with various banks that is available on an unsecured basis. Proceeds from borrowings under this facility can be used for general corporate purposes and the facility is guaranteed by Credit Suisse Group. The facility contains customary covenants that CSFB believes will not impair its ability to obtain funding. The facility next matures on May 23, 2003.

Funding sources and strategy

The bank funding franchise's assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include repurchase agreements and securities loaned. Unsecured funding is accessed through CSFB bank's substantial and historically stable core deposit base, and through the interbank markets. Additionally, CSFB bank issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Unsecured liabilities are issued through various debt programs. For information on these debt programs, please refer to "Funding Activity Highlights."

Other significant funding sources include financial instruments sold but not yet purchased, payables to customers and broker-dealers and shareholders' equity. Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities or LIBOR. Depending upon prevailing market conditions, other borrowing costs are negotiated. CSFB continually aims to broaden its funding base by geography, investor and funding instrument. In 2002, CSFB bank extended its debt maturity profile by issuing longer dated fixed income securities.

CSFB lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. CSFB generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. Additionally, CSFB generally funds investments in subsidiaries with shareholders' equity. To satisfy Swiss and local regulatory capital needs of its regulated subsidiaries, CSFB enters into subordinated long-term borrowings. At December 31, 2002, it had consolidated long-term debt of approximately CHF 65 billion, with approximately CHF 14 billion representing subordinated debt.

Certain of CSFB's subsidiaries enter into various transactions whereby commercial and residential mortgages and corporate bonds are sold to special purpose entities and beneficial interests in those entities are sold to investors. For the year ended December 31, 2002, proceeds and other related cash flows received from new securitizations of commercial mortgages, residential mortgages and bonds aggregated CHF 7,928 million, CHF 39,184 million and CHF 16,108 million, respectively.

Funding Activity Highlights

In the non-bank funding franchise, CSFB (USA), Inc. issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

Under CSFB (USA), Inc.'s currently effective USD 10 billion shelf registration statement on file with the SEC, which allows CSFB (USA), Inc. to issue from time to time senior and subordinated debt securities and warrants to purchase such securities, CSFB (USA), Inc. had at March 19, 2003 approximately USD 6.5 billion available for issuance.

During the year ended December 31, 2002, under this and predecessor shelf registration statements, CSFB (USA), Inc. issued both medium-term notes and longer-dated fixed income securities to extend the maturity profile of CSFB (USA), Inc.'s debt. For the year ended December 31, 2002, CSFB (USA), Inc. issued USD 2.75 billion of 6 1/2% notes due 2012, USD 1.75 billion of 5 3/4% notes due 2007, USD 1.0 billion of 7 1/8% notes due 2032, USD 1.4 billion of 4 5/8% notes due 2008 and USD 2.7 billion in medium-term notes. For the year ended December 31, 2002, CSFB (USA), Inc. issued USD 822 million in medium-term notes under a USD 5 billion Euromarket program established in July 2001. For the first quarter of 2003, through March 19, 2003, CSFB (USA), Inc. issued USD 1.805 billion of floating rate notes under this program.

During the year ended December 31, 2002, approximately USD 3.2 billion of medium-term notes and USD 650 million of senior notes were repaid.

In 2001, under the then-effective shelf registration statement of USD 10.5 billion, issuances included USD 2.25 billion of 5 7/8% notes due 2006, USD 3.0 billion 6 1/8% notes due 2011 and USD 4.8 billion of medium-term notes. In 2001, CSFB (USA), Inc. issued a total of USD 613 million of medium—term notes from its Euro Market mdedium term note programs.

In August 2001, CSFB (USA), Inc. redeemed all of the outstanding shares of the Trust Securities of DLJ Capital Trust I. In November 2001, CSFB (USA), Inc. completed a cash tender offer for its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, resulting in the acquisition of all but approximately 90,000 of the outstanding shares of such preferred stock. In December 2001 CSFB (USA), Inc. redeemed all of the outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series A. In February 2003, CSFB (USA), Inc. redeemed all of the remaining shares of the Series B Fixed/Adjustable Rate Cumulative Preferred Stock.

CSFB, Inc. also issues long-term debt, principally through its US medium-term note program. During 2001, CSFB, Inc. issued USD 4.8 billion of medium-term notes. Nothing was issued in 2002.

Credit ratings

As described above under "— Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity — Credit ratings," the cost and availability of unsecured external funding is generally a function of our credit ratings. Credit ratings are especially important to CSFB when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives.

A reduction in credit ratings could limit CSFB's access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its planning takes into consideration those contingent events associated with a reduction in its credit ratings.

The credit ratings assigned to the senior debt of CSFB bank and CSFB (USA), Inc. as of March 19, 2003 and their outlooks were as follows:

	Short-Term	Long-Term	Outlook

CSFB
Fitch	F-1+	AA-	Negative (October 2002)
Moody's	P-1	Aa3	Negative (July 2002)
Standard & Poor's	A-1	A+	Stable (November 2002)
CSFB (USA), Inc.
Fitch	F-1+	AA-	Negative (October 2002)
Moody's	P-1	Aa3	Negative (July 2002)
Standard & Poor's	A-1	A+	Stable (November 2002)

Capital resources and capital adequacy

Certain of CSFB's businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on securities inventories, loans and other credit products, private equity investments and investments in fixed assets. CSFB's overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business divisions as well as the regulatory capital requirements of its subsidiaries. Based upon these analyses, CSFB believes that its debt and equity base is adequate for current operating levels.

As a Swiss bank, CSFB bank is subject to regulation by the FBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. CSFB also adheres to the risk-based capital guidelines set forth by the BIS.

At CSFB, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions.

The following table sets forth CSFB's consolidated capital and BIS capital ratios as of:

	31.12.02	31.12.01	31.12.00

Tier 1 capital (in CHF m)1)	10,596	15,157	17,595
Total capital (in CHF m)	19,958	26,425	28,582
BIS Tier 1 capital ratio1)2)	10.3%	12.9%	13.6%
BIS total capital ratio3)	19.3%	22.4%	22.2%

1)
Tier 1 capital includes non-cumulative perpetual preferred securities of CHF 1.0 billion, CHF 1.1 billion and CHF 1.1 billion in 2002, 2001 and 2000, respectively.
2)
Ratio is based on Tier 1 capital divided by BIS risk weighted assets.
3)
Ratio is based on total capital divided by BIS risk weighted assets.

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. For further information relating to capital ratios, please refer to "Item 4 — Information on the Company — Regulation and supervision."

CSFB's wholly owned subsidiaries, CSFB LLC and Pershing LLC, are registered broker-dealers, registered futures commission merchants and member firms of the NYSE. As such, they are subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2002, CSFB LLC and Pershing LLC's net capital of approximately USD 3.0 billion and USD 1.2 billion, respectively, was 156.5% and 25.9%, respectively, of aggregate debit balances and in excess of the minimum requirement by approximately USD 2.9 billion and USD 1.1 billion, respectively. Our OTC Derivatives Dealer, Credit Suisse First Boston Capital LLC, is also subject to the Uniform Net Capital Rule, but calculates its net capital requirements under Appendix F of Rule 15c3-1.

Other subsidiaries of CSFB are subject to capital adequacy requirements. At December 31, 2002, CSFB and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

For further information on bank regulation, please refer to "Item 4 — Information on the Company — Regulation and supervision."

Credit Suisse Legal Entity

Organization

Funding for the Credit Suisse legal entity is managed by an Asset and Liability Management Committee, or ALCO, which includes senior executives of the banking business of the Credit Suisse legal entity as well as one senior risk officer of the Group. The ALCO meets on a monthly basis and reviews the current and prospective funding for the Credit Suisse legal entity as well as the capital position and balance sheet development. It also monitors the adherence to internal risk limits and to the capital and liquidity ratios set by the guidelines of the FBC.

The treasury function of the Credit Suisse legal entity is centrally operated and monitors the daily liquidity and risk profile of the Credit Suisse legal entity. Limits for interest rate and market risks are established by the ALCO and ultimately approved by the Board of Directors of the Credit Suisse legal entity. The size of the limits depend on the natural variations of assets and liabilities, net interest income and general market conditions.

Liquidity management

Liquidity management principles applied by the Credit Suisse legal entity aim to ensure that obligations from withdrawal of deposits and drawings on committed and uncommitted credit lines can by met at any time. The liquidity position is calculated and monitored on a daily basis and is regularly tested against various scenarios that range from normal market conditions to distressed conditions including a Credit Suisse legal entity-specific crisis and a general market crisis. For any scenario, the potential excess of liabilities over assets due must be covered by a portfolio of liquid short-term fixed income securities, which could be sold or used for secured borrowing. This portfolio of securities is segregated and managed to provide for emergency liquidity needs only. The liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide sufficient liquidity for an extended period in case of distressed market conditions allowing the Credit Suisse legal entity to pursue its business according to its business plans.

Funding sources and strategy

The majority of the Credit Suisse legal entity's assets consist of residential and commercial mortgages and secured and unsecured advances to a wide rage of borrowers including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments within Switzerland. Generally, these assets are in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, by customer type and by instrument. Asset growth has been slow in 2002. Apart from the internal strategic business plan, domestic and international economic cycles are the main drivers of asset growth.

Customer deposits provide a significant portion of the funds for the Credit Suisse legal entity. Consistent with the nature of the loan portfolio, the type of instruments include time deposits and deposits callable on demand. While the contractual maturity of such deposits is typically under three months, they have historically represented a stable and cost efficient source of funding. Analysis of these deposits over long periods of time shows that they are relatively independent of fluctuations in short-term interest rates or other market conditions. The customer base is well diversified by geography, by customer type and by instrument. Additional sources of funding include short-term inter-bank deposits, including borrowings from Group entities (CSFB bank and the Winterthur legal entity) on a secured and unsecured basis.

The Credit Suisse legal entity has traditionally issued long-term subordinated debt into the Swiss or European markets to obtain supplementary capital. At December 31, 2002, it had long-term debt (including the current portion) of CHF 5.8 billion, with CHF 3.3 billion representing third-party subordinated debt.

In 2002, the Credit Suisse legal entity borrowed a total of CHF 300 million from the Group on a subordinated basis.

Credit ratings

The debt ratings of the Credit Suisse legal entity as of March 19, 2003 and its outlooks were as follows:

	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Negative (October 2002)
Moody's	P1	Aa3	Negative (July 2002)
Standard & Poor's	A1	A+	Stable (November 2002)

Customer deposits are generally less sensitive to changes in a bank's credit ratings. We therefore believe that a moderate change in the Credit Suisse legal entity's ratings would not impair its funding sources.

Capital resources and capital adequacy

As a Swiss bank, the Credit Suisse legal entity is subject to regulation by the FBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Credit Suisse legal entity also adheres to the risk-based capital guidelines set forth by the BIS. For further information relating to these capital ratios, please refer to "Item 4 — Information on the Company — Regulation and supervision."

At December 31, 2002, the Credit Suisse legal entity's consolidated capital and BIS capital ratios were:

	31.12.02	31.12.01	31.12.00

Tier 1 capital (in CHF m)	6,118	6,191	5,996
Total capital (in CHF m)	8,975	8,996	8,488
BIS Tier 1 capital ratio 1)	7.4%	6.9%	7.1%
BIS total capital ratio 2)	10.8%	10.1%	10.0%

1)
Ratio is based on Tier 1 capital divided by BIS risk weighted assets.
2)
Ratio is based on total capital divided by BIS risk weighted assets.

"Winterthur" Swiss Insurance Company

Organization

The "Winterthur" Swiss Insurance Company, or the Winterthur legal entity, comprises the insurance and the life and pensions businesses of Credit Suisse Group. It generally manages its liquidity and capital resources on an independent basis, largely separate from the Group operation. These treasury operations are the responsibility of the Chief Investment Officer, or CIO, of Winterthur. Local country CIOs and treasurers work within the guidelines set by the head office and report to their head office counterparts.

Liquidity management

Overall liquidity needs are typically met through active day-to-day cash management that seeks to match anticipated cash inflows with budgeted cash requirements. In day-to-day cash management, the liquidity managers take advantage of global cash pooling among the Winterthur legal entity's companies. To support this activity, the Winterthur legal entity maintains close contacts with local and international companies including banks and corporations, where uncommitted lines of credit are in place. In addition, the Winterthur legal entity's liquidity needs are taken into account in the strategic asset allocation of its investment portfolios, which is based on asset and liability management considerations that track the duration of the assets against the duration of the liabilities. At December 31, 2002, the Winterthur legal entity's investment assets included CHF 76.9 billion of debt securities, CHF 9.1 billion of equity securities and CHF 7.1 billion of short-term investments. The bond portfolios, which consist predominantly of government securities, are highly liquid. For further information relating to asset allocation, please refer to "Operating and Financial Review — Credit Suisse Financial Services — Investments for Life & Pensions Insurance" in the attached Annual Report 2002.

Funding sources and strategy

The principal sources of funds for the Winterthur legal entity are premiums from the insurance businesses, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments and, to a lesser extent, external borrowings. The liquidity requirements of the Winterthur legal entity include benefits, surrenders and claims, operating expenses, interest on borrowings, purchases of investments and dividends to the Credit Suisse Group legal entity.

The Winterthur legal entity generally has not accessed the debt capital markets on a regular basis. However, the following bonds were outstanding at December 31, 2002:

  •
  Winterthur Capital Ltd.: EUR 500 million aggregate principal amount of bonds, guaranteed by Winterthur, which mature in 2005;

  •
  Winterthur Insurance: CHF 500 million in bonds, which mature in 2006; and

  •
  DBV Winterthur: DEM 200 million convertible bonds due on July 28, 2003.

Credit ratings

Rating agencies assign two types of ratings to insurance companies: Insurer Financial Strength, or IFS, ratings and credit ratings.

IFS ratings provide an assessment of the financial strength of a company and its capacity to meet senior obligations to policyholders and contract holders on a timely basis. IFS ratings are assigned to the company itself, and no liabilities or obligations of the insurer are specifically rated unless otherwise stated. Because an insurer's obligation to pay its claim and benefit obligations ranks senior to all other obligations, the IFS rating will typically be the highest rating assigned within the organization. We believe rating agencies consider several factors in determining the Winterthur legal entity's IFS ratings, including financial strategy, solvency characteristics, level of capital, operating performance, management quality, long-term competitive positioning, risk management policies and a broader outlook for the insurance industry.

These ratings may be used by insurance agents and brokers, risk managers, financial planners, pension fund advisors, individual policyholders and claimants as an unbiased viewpoint as to the Winterthur legal entity's financial viability in support of insurance placement and buying decisions.

In contrast, borrowing costs and, when required, access to debt capital markets, depend significantly on the Winterthur legal entity's credit ratings. These ratings provide an assessment of overall credit quality at the unsecured senior level and the ability of an insurer to meet related obligations. This ability is then tested under a variety of stress scenarios; perceived margin of safety and the stability/volatility of that margin of safety play important roles in the evaluation of credit quality.

The Winterthur legal entity's ratings as of March 19, 2003 and its credit rating outlooks were as follows:

	IFS	Credit	Credit rating outlook

A.M. Best	A+	—	—
Fitch IBCA Ltd.	AA	AA-	Negative (Jan. 21, 2003)
Moody's	A1	A2	Negative (Nov. 28, 2002)
Standard & Poor's	A	A	Negative (Nov. 26, 2002)

Capital resources and solvency capital adequacy

The Winterthur legal entity's capital view incorporates a combination of regulatory, market and economic requirements; the highest requirement defines the constraint and drives the amount of capital it needs to maintain. The Winterthur legal entity's overall capital needs are continually reviewed to ensure that its capital base can appropriately support anticipated needs.

The risk and capital position of the Winterthur legal entity is taken into consideration when calculating the consolidated Credit Suisse Group capital ratios. The economic capital requirement as defined by the Group's internal standards is the economic capital needed to remain solvent and in business even under extreme conditions. While several risk types are considered when deriving the Winterthur legal entity's economic capital requirements, primary components include the insurance, market and investment risk associated with its business portfolio.

In order to fulfill regulatory requirements, all of the Winterthur legal entity's insurance companies calculate their solvency on a local country level, generally on an annual basis. Internally, they review their solvency position on a quarterly basis.

The Winterthur legal entity calculates its group solvency according to Directive 98/78/EC of the European Parliament and of the Council of October 27, 1998 on the supplementary supervision of insurance undertakings in an insurance group. As of year-end 2002, Winterthur Swiss Insurance Company's available solvency capital exceeded the minimum required solvency margin.

In 2002, Winterthur implemented a number of measures to limit the impact of equity market volatility on its capital base. In addition, the Group implemented measures to strengthen the capital base of the insurance businesses, including the issuance of additional upper Tier 2 qualifying capital provided to Winterthur as alternative solvency capital. The upper Tier 2 issuance totalled GBP 500 million and was on lent in even amounts to Winterthur (UK) Holdings and Winterthur UK Financial Services Group Ltd. Both loans mature in 2049. The Group also injected equity capital into Winterthur.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected statistical information

Non-life insurance reserves

Loss and loss adjustment expenses, or LAE, are recorded as incurred. Loss reserves are comprised of estimates of the amount of reported losses and LAE plus a provision for losses incurred but not reported, or IBNR. Loss reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. These reserve estimates are made by loss adjusters on a case-by-case basis, or case reserves, based on known facts and interpretation of circumstances available at the valuation date. Actuarial techniques are then used to project future trends and to obtain an estimate of the ultimate cost of the reported losses and establish IBNR reserves to recognize the estimated losses and LAE for claims which have occurred but have not been reported. Management relies on past loss experience adjusted for factors that would modify past loss experience and accepted actuarial techniques to estimate the IBNR liability. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

The estimation of the liability for losses and LAE is a complex and dynamic process influenced by various factors. It involves considerable judgment regarding the extrapolation of past claims experience into the future, and interpretations of current and future social attitudes, current and future legislative and judicial attitudes, and other economic, political and social factors. The effects of inflation are implicitly considered through the actuarial techniques employed to estimate reserves. Explicit assumptions on future inflation are used to estimate the ultimate loss to be paid.

Due to the nature of estimating future claims settlements, uncertainty underlies the assumptions inherent in any reserve estimate. These estimates are reviewed regularly and, as experience develops and new information is available, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they are determined and are accounted for as changes in estimates. Management believes, based on the information currently available, that the non-life reserves are adequate. However, the process of determining the liability for losses and LAE involves risks that the actual results will deviate, perhaps substantially, from management's best estimate.

Please refer to note 49.20 of the notes to the consolidated financial statements for further information on the liability for losses and LAE.

Loss development tables

The tables at the end of this section set forth the year-end reserves from 1992 through 2002 and the subsequent changes in those reserves, presented on an historical basis for our non-life insurance business.

The data in the tables are presented in accordance with reporting requirements of the SEC. Care must be taken to avoid misinterpretation by those unfamiliar with such information or familiar with other data commonly reported by the insurance industry. The accompanying data are not accident year data, but rather a display of 1992-2002 year-end reserves and the subsequent changes in those reserves.

For example, the "cumulative surplus or deficiency" shown in the accompanying tables for each year represents the aggregate amount by which original estimates of reserves as of the respective year-end have developed in subsequent years. Accordingly, the cumulative deficiency for a year relates only to reserves at that year-end and such amounts are not additive. Expressed another way, if the original reserves at the end of 1992 and each subsequent year until final settlement included CHF 4 million for a loss that is finally settled in 2002 for CHF 5 million, the CHF 1 million deficiency (the excess of the actual settlement of CHF 5 million over the original estimate of CHF 4 million) would be included in the cumulative deficiencies in each of the years 1992-2001 shown in the accompanying table.

Effect of foreign exchange

It should be noted that due to the international scope of the non-life insurance business, changes in foreign exchange rates have a material impact on the reserve movements shown in the tables. For example, the exchange rate movements in 1996 led to a significant increase in the re-estimated liability. In order to quantify this effect, the tables show the overall surplus/(deficiency) including and excluding the impact of foreign exchange.

We discuss below significant factors that impact the tables.

Italian and Spanish motor liability, Spanish medical malpractice

In the past significant changes in the legal environment in both Italy and Spain have affected reserves in ways that could not have been anticipated by the Group's management. Insurance has taken appropriate actions to adjust reserves in accordance with these legal changes.

Italy

In the 1990s, our Italian motor liability book of business has experienced significant adverse loss development. General legal developments led to significant increases in the compensation levels for bodily injury claimants in the years 1994 to 1998. In addition to higher than expected increases for the same level of injury, damages now include compensation for such items as impairment to quality of life. These increases have been mandated for all new and all current open claims. As a result, there was a shortfall in the case reserves held for motor liability. In the late 1990s Management took steps to remedy the situation by increasing the level of reserves held in Italy and it now believes the current reserves are adequate.

Spain

During the late 1980s and early 1990s, there was an increase above the rate of inflation in the cost of motor liability bodily injury claims in Spain due to lack of uniformity in compensation systems applied by the courts and due to statutory increases in the minimum level of coverage required for motor liability. The situation was rectified to a large extent by the introduction of uniform compensation tables at the beginning of 1995. To comply with the new tables, there was a significant increase in the case reserves held for all claims prior to the period. Since 1995, the market conditions in Spain have been more stable. Management now believes the current reserves are adequate.

The uniform compensation tables are not applicable to bodily injury claims stemming from medical malpractice. The cost of those claims has exploded in recent years, and more patients claim pecuniary losses as a result of medical malpractice. The case reserves held for those claims have been increased in recent years. Management now believes the current reserves are adequate. Our Spanish non-life operation ceased writing medical malpractice insurance during the year 2002, which reduces the risk in the reserves held for Spain compared to the past.

Factors contributing to surpluses and deficiencies

Strengthening of reserves for Italy and Spain and asbestos, pollution and other health hazards resulted in major cumulative deficiencies in net reserves for the years 1992-1995.

The deferred gain on the reinsurance of H. S. Weavers as discussed below is reflected as a cumulative surplus on the run-off of years 1992 to 1999. During 1992-1996 a part of this cumulative surplus was compensated by the considerable reserve strengthening for H. S. Weavers.

Other major contributors to the cumulative surplus in later years are our German and General Casualty business where reserves are now considered to have been too high at the end of 1997 and 1998. Releases were made at the end of 1999 as part of the ongoing assessment of reserves in the light of the development of paid and incurred claims. Nevertheless, during 2001, General Casualty strengthened the reserves due to excessive snow and ice in the Midwest Region of the US in November 2000. This led to greater than expected losses emerging from automobile and property coverages than anticipated in both case and IBNR reserves held at December 31, 2000. Significant adverse development on several large claims also exacerbated the reserve development. Workers' Compensation reserves booked at December 31, 2000 did not consider the increase in mean cost per claim during the first half of 2001.

In the year 2001, the gross loss development table shows a material adverse deficiency on the reserves held at December 31, 2000. This is mainly driven by the emergence of one major single claim on one policy incurred in 2000. As the largest portion of that claim is reinsured, this late emergence of one large single claim has a limited impact on the net loss development table.

H. S. Weavers

H. S. Weavers was an underwriting agent that wrote business on behalf of Insurance through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and, as a result, had significant exposure to asbestos, pollution and other health hazard claims, including breast implant claims. Provision is only made for health hazards that have resulted in reported claims. No provision has been made for exposures to emerging mass torts, such as electromagnetic fields, for which there is insufficient information available to indicate a liability.

Our Insurance business's interest in H. S. Weavers is protected by a range of proportional and non-proportional reinsurance contracts arranged by H. S. Weavers, a significant part of which are unlimited by their nature.

This estimation of ultimate loss and loss expense liability for asbestos, pollution and other health hazards is unusually difficult, and a significant amount of uncertainty exists in our estimates. Future unknown events such as jury decisions, court interpretations, legislative actions, social conditions and economic conditions such as inflation will impact the ultimate cost of the claims incurred. It should therefore be expected that the actual emergence of losses and LAE will vary, perhaps materially, from our current estimates.

To limit the exposure from this book of business, Insurance has purchased retroactive reinsurance coverage effective July 1, 2000 from National Indemnity Company, or NICO. Under the agreement, NICO assumes all liabilities under the original contracts, all unallocated loss expense and the right and duty to administer the entire claims handling and reinsurance collections. The reinsurance provides coverage of up to USD 800 million against net losses including deficiencies under existing reinsurance compared to an estimated undiscounted exposure of USD 584 million as of July 1, 2000; therefore, Insurance expects that the reinsurance coverage will protect it from future potential adverse development from this book of business.

As a result of this retroactive reinsurance transaction, Insurance recorded a net deferred gain as of June 30, 2000 in the amount of USD 247 million (CHF 404 million). The deferred gain resulted from the carried reserve of USD 584 million (CHF 954 million), which was net of existing reinsurance of USD 158 million (CHF 258 million), exceeding the premium paid of USD 337 million (CHF 550 million). The carried reserve at June 30, 2000 and the respective premium paid was based on many factors, and is subject to the uncertainties described above. Specifically, the following key variables were considered:

  •
  Range of estimated gross reserves: USD 428 million to USD 955 million (CHF 700 million to CHF 1,560 million) including principally the consideration of policy coverages, the reasonable possibility of unfavorable jury awards and the range of magnitudes of such awards;

  •
  Range of estimated net reserves: USD 309 million to USD 700 million (CHF 505 million to CHF 1,144 million), after consideration of reinsurance recoveries under treaties with other reinsurers;

  •
  Estimated settlement period: up to a maximum of 40 years, estimated at a mean term of between six and eight years, and payment patterns within this period; and

  •
  Range of discount rates: 6% to 7%.

Management's best estimate for the reserve was determined based on a relative weighting of the factors identified above. Based on the neutral development in 2002 and the favorable experience on this book of business, in 2001, management updated its estimates as follows:

  •
  Estimated undiscounted gross reserves of USD 633 million (CHF 880 million), within a range of estimated gross reserves between USD 365 million and USD 815 million (CHF 507 million and CHF 1,133 million);

  •
  Estimated undiscounted net reserves of USD 518 million (CHF 720 million), within a range of estimated net reserves between USD 274 million and USD 621 million (CHF 381 million and CHF 863 million).

As a result, the deferred gain was reduced by USD 4 million (CHF 5 million) and USD 30 million (CHF 51 million) in 2002 and 2001, respectively. The remaining deferred gain amounts to USD 199 million (CHF 277 million) compared to USD 203 million (CHF 340 million) in 2002 and 2001, respectively. The remaining deferred gain will be amortized to income over the estimated settlement period.

In the loss development tables, the effect of the deferred gain as of December 31, 2000 has been reflected in the re-estimated reserves in the diagonal of the year 2000, with the result that the cumulative surplus excluding foreign exchange is increased or the cumulative deficiency excluding foreign exchange is reduced by CHF 381 million for each year presented up to 1999.

Discounted reserves

The data in the accompanying tables sets forth the discounting of certain reserves for annuity-type claims effects. To the extent permitted under the Group accounting policies, certain long-term accident claims are discounted to reflect the time value of money, due to the relatively long time period over which these claims are to be paid. Apparent deficiencies will continue to occur as the discount on these reserves unwinds. The impact of the unwinding of the discount has not been reflected in the accompanying tables. Because of these and other factors, it is difficult to develop a meaningful extrapolation of estimated future redundancies or deficiencies in loss reserves from the data in the accompanying tables.

The following table shows the amount of discounted reserves held and discount amounts by country as of:

	Undiscounted reserves		Discount amount		Discounted reserves		Discount rate
Country	31.12.02 in CHF m	31.12.01 in CHF m	31.12.02 in CHF m	31.12.01 in CHF m	31.12.02 in CHF m	31.12.01 in CHF m	31.12.02 in %	31.12.01 in %

Switzerland	1,204	973	457	368	747	605	3.3	3.3
Belgium	2,249	2,254	1,237	1,239	1,012	1,015	3.0	3.0
Other	183	245	64	101	119	144	5.0	5.0

Total	3,636	3,472	1,758	1,708	1,878	1,764	—	—

Acquired business

In 2002, Insurance had no acquisitions. During 2001, Insurance acquired CGU and entered into a strategic alliance with AMP Pearl and Prudential plc in the United Kingdom. These transactions led to a significant increase in the loss and LAE reserves in 2001. During 2000, Insurance acquired NIG, which contributed to the increase in loss and LAE reserves.

Divested business

During 1998, Insurance divested its reinsurance operations by selling the US business and by fully reinsuring the part of the Swiss business that was in run-off. Effective July 1, 2000, Insurance sold Republic Insurance Company, one of its US non-life insurance companies, to NICO and thereby eliminated significant exposure to asbestos, pollution and other health hazard risks. The data relating to these divested businesses has been excluded from the following tables.

Effective July 1, 2001, Insurance sold certain of its international operations to XL Capital Ltd. As this business was not managed separately it was not excluded from the following tables. The elimination is reflected as a payment in 2001. The disposal of Winterthur Swiss Insurance (Asia), Hong Kong and the transfer of the Czech non-life portfolio to a third party in 2001 are also reflected as payments in the 2001 diagonal. In 2002 Insurance disposed of the Paris based and Austrian operations. These disposals have been reflected as payments in the latest year.

The following table presents an analysis of consolidated loss and LAE reserve development, net of reinsurance recoverables. Net reserves at December 31 for the period from 1992 through 2002 and the subsequent changes in those reserves are as follows:

in CHF m	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Net reserves for unpaid losses and LAE	8,348	9,235	9,555	10,782	13,511	14,833	15,583	16,422	16,690	16,696	17,031
Net paid (cumulative) as of:
One year later	2,243	2,348	2,109	2,880	3,505	3,490	3,993	4,835	6,241	4,698
Two years later	3,377	3,360	3,388	4,501	5,178	5,438	6,433	7,792	8,441
Three years later	3,933	4,173	4,315	5,530	6,419	7,159	8,404	9,148
Four years later	4,500	4,870	5,051	6,408	7,789	8,540	9,393
Five years later	5,010	5,427	5,707	7,504	8,723	9,274
Six years later	5,419	5,934	6,670	8,163	9,288
Seven years later	5,819	6,796	7,154	8,594
Eight years later	6,604	7,163	7,509
Nine years later	6,866	7,469
Ten years later	7,116
Net liability re-estimated as of:
One year later	8,411	8,995	9,211	11,733	13,786	14,505	15,698	15,874	16,678	16,093
Two years later	8,329	8,833	10,026	11,945	13,627	14,549	14,974	15,747	16,433
Three years later	8,272	9,513	10,259	11,946	13,671	13,927	14,875	15,389
Four years later	8,844	9,849	10,344	12,047	13,114	13,857	14,620
Five years later	9,168	9,921	10,471	11,568	13,096	13,711
Six years later	9,252	10,081	10,022	11,500	12,925
Seven years later	9,402	9,602	9,959	11,332
Eight years later	8,925	9,578	9,803
Nine years later	8,890	9,418
Ten years later	8,750

Cumulative surplus /(deficiency)	(402)	(183)	(248)	(550)	586	1,122	963	1,033	257	603	—

Cumulative surplus/(deficiency) excluding foreign exchange	(961)	(558)	(331)	29	298	1,071	890	543	(114)	114	—

The following table presents an analysis of consolidated loss and LAE reserve development, gross of reinsurance recoverables. Gross reserves at December 31 for the period from 1992 through 2002 and the subsequent changes in those reserves are as follows:

in CHF m	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Gross reserves for unpaid losses and LAE	9,529	10,407	10,670	12,046	15,052	16,607	17,559	19,072	20,604	19,588	19,374
Gross paid (cumulative) as of:
One year later	2,604	2,689	2,385	3,206	3,999	4,014	4,363	4,947	8,367	5,617
Two years later	3,793	3,737	3,761	5,115	5,913	6,057	6,409	9,054	10,913
Three years later	4,454	4,655	4,965	6,336	7,275	7,323	8,908	10,631
Four years later	5,105	5,538	5,832	7,286	8,055	9,058	10,095
Five years later	5,712	6,197	6,561	7,765	9,302	9,965
Six years later	6,154	6,740	6,886	8,719	10,026
Seven years later	6,586	6,994	7,671	9,290
Eight years later	6,766	7,600	8,146
Nine years later	7,187	8,007
Ten years later	7,520
Gross liability re-estimated as of:
One year later	9,569	10,093	10,277	13,113	15,459	16,489	17,840	18,903	21,224	19,080
Two years later	9,363	9,854	11,187	13,453	15,364	16,321	17,187	18,792	20,607
Three years later	9,276	10,605	11,584	13,489	15,392	16,105	16,975	18,258
Four years later	9,907	11,074	11,690	13,634	15,171	15,884	16,527
Five years later	10,295	11,153	11,925	13,451	15,033	15,488
Six years later	10,356	11,396	11,789	13,346	14,676
Seven years later	10,553	11,257	11,690	13,009
Eight years later	10,414	11,192	11,400
Nine years later	10,336	10,890
Ten years later	10,060

Cumulative surplus/(deficiency)	(531)	(483)	(730)	(963)	376	1,119	1,032	814	(3)	508	—

Cumulative surplus/(deficiency) excluding foreign exchange	(1,254)	(1,008)	(819)	(154)	90	1,023	995	194	(506)	(167)	—

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Banking

Banking average balances and interest rates

The following table sets forth average interest-earning assets, average interest-bearing liabilities and average rates for our banking businesses for the years presented. Month end balances were predominately used in computing the averages disclosed below. We believe these amounts approximate daily averages.

Average balances and interest rates	Average balance 2002 in CHF m	Interest income 2002 in CHF m	Average rate 2002 in %	Average balance 2001 in CHF m	Interest income 2001 in CHF m	Average rate 2001 in %	Average balance 2000 in CHF m	Interest income 2000 in CHF m	Average rate 2000 in %

Money market papers
Switzerland	2,601	40	1.5%	2,500	105	4.2%	3,921	124	3.2%
Foreign	25,050	496	2.0%	27,169	1,485	5.5%	24,625	1,600	6.5%
Due from banks
Switzerland	8,725	441	5.1%	9,382	592	6.3%	18,016	820	4.6%
Foreign	183,141	6,015	3.3%	207,707	12,482	6.0%	185,792	13,204	7.1%
Due from customers
Switzerland	36,755	1,544	4.2%	41,539	1,787	4.3%	47,612	1,903	4.0%
Foreign	131,889	4,521	3.4%	112,660	7,329	6.5%	78,482	8,344	10.6%
Mortgages
Switzerland	74,030	2,996	4.0%	74,377	3,176	4.3%	72,938	3,084	4.2%
Foreign	17,709	1,232	7.0%	21,337	1,626	7.6%	11,996	901	7.5%
Interest-earning trading portfolios
Switzerland	9,951	187	1.9%	16,522	417	2.5%	23,523	453	1.9%
Foreign	190,055	9,770	5.1%	204,404	12,661	6.2%	151,118	7,568	5.0%
Interest-earning financial investments
Switzerland	3,727	139	3.7%	4,522	204	4.5%	4,630	128	2.8%
Foreign	32,053	594	1.8%	25,320	310	1.2%	16,171	578	3.6%
Net interest income/(expenses) on swaps
Switzerland	—	67	—	—	100	—	—	201	—
Foreign	—	326	—	—	5	—	—	0	—

Interest-earning assets	715,686	28,368	4.0%	747,439	42,279	5.7%	638,824	38,908	6.1%

Allowance for losses	(8,213)			(10,109)			(12,071)
Participations	4,966			3,335			2,848
Non-interest earning assets	140,173			146,486			102,903

Total assets	852,612	28,368	3.3%	887,151	42,279	4.8%	732,504	38,908	5.3%

Percentage of assets attributable to foreign activities	81.5%			81.1%			70.1%

Banking average balances and interest rates (continued)

	Average balance 2002 in CHF m	Interest expenses 2002 in CHF m	Average rate 2002 in %	Average balance 2001 in CHF m	Interest expenses 2001 in CHF m	Average rate 2001 in %	Average balance 2000 in CHF m	Interest expenses 2000 in CHF m	Average rate 2000 in %

Money market papers issued
Switzerland	757	16	2.1%	49	2	4.2%	25	1	4.0%
Foreign	22,883	582	2.5%	23,343	1,161	5.0%	18,310	1,213	6.6%
Due to banks
Switzerland	42,658	640	1.5%	52,388	1,578	3.0%	56,881	2,030	3.6%
Foreign	253,972	9,704	3.8%	303,015	18,199	6.0%	232,298	15,555	6.7%
Due to customers in savings and investment deposits
Switzerland	34,122	417	1.2%	34,184	528	1.5%	37,295	555	1.5%
Foreign	3,273	28	0.9%	3,395	37	1.1%	3,821	38	1.0%
Due to customers, other
Switzerland	51,362	668	1.3%	53,751	1,427	2.7%	48,397	1,295	2.7%
Foreign	183,406	4,357	2.4%	166,837	8,691	5.2%	137,064	10,393	7.6%
Swiss cash bonds
Switzerland	2,621	102	3.9%	3,108	113	3.6%	3,575	144	4.0%
Foreign	—	—	—	—	—	—	—	—	—
Bonds and mortgage-backed bonds
Switzerland	9,524	442	4.6%	11,121	536	4.8%	11,329	562	5.0%
Foreign	78,261	3,519	4.5%	64,845	3,362	5.2%	40,338	1,875	4.6%
Net interest income/(expenses) on swaps
Switzerland	—	135	—	—	0	—	—	0	—
Foreign	—	(226)	—	—	(35)	—	—	8	—

Interest-bearing liabilities	682,839	20,384	3.0%	716,036	35,599	5.0%	589,333	33,669	5.7%

Non-interest bearing liabilities	136,779			137,794			118,650

Total liabilities	819,618	20,384	2.5%	853,830	35,599	4.2%	707,983	33,669	4.8%

Shareholders' equity	32,994			33,321			24,521

Total liabilities and shareholders' equity	852,612			887,151			732,504

Percentage of liabilities attributable to foreign activities	81.1%			79.7%			74.6%

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

Net interest income/interest rate spread	Net interest income 2002 in CHF m	Interest rate spread 2002 in %	Net interest income 2001 in CHF m	Interest rate spread 2001 in %	Net interest income 2000 in CHF m	Interest rate spread 2000 in %

Switzerland	2,994	2.3%	2,197	1.6%	2,126	1.0%
Foreign	4,990	0.7%	4,483	0.4%	3,113	0.2%

Total net	7,984	1.0%	6,680	0.7%	5,239	0.5%

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors; the most significant factor is the changes in global interest rates. Additional factors include changes in the mix of business of the Group, both geographic and product types and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

The following table shows selected margin information applicable to our banking businesses for the years ended December 31:

in %	Average rate 2002	Average rate 2001	Average rate 2000

Switzerland	2.2%	1.5%	1.2%
Foreign	0.9%	0.7%	0.7%

Net interest margin	1.1%	0.9%	0.8%

In 2002, the Swiss domestic interest rate spread increased from 1.6% in 2001 to 2.3% in 2002 reflecting the low interest rate environment in Switzerland. The foreign interest rate spread increased slightly from 0.4% in 2001 to 0.7% in 2002. In 2002, both the domestic and foreign interest rate spreads increased as interest rates paid on liabilities declined more rapidly than interest rates earned on assets.

In 2001 the Group profited from the increased interest spread between the bid and ask prices for the Swiss franc resulting in an increase of the domestic interest rate spread from 1.0% in 2000 to 1.6% in 2001. This effect was attributable to increased short-term interest rates during the fourth quarter of 2001. The interest rate spread of the foreign banking business increased from 0.2% in 2000 to 0.4% in 2001, as a result of more favorable average rates attained in the interest-earning trading portfolios compared with 2000. These effects resulted in a total net interest rate spread increase from 0.5% in 2000 to 0.7% in 2001.

The Group experienced a decrease in the interest spread of the banking businesses to 0.5% in 2000. The major contributing factor was an approximate average increase of 200 basis points in both domestic and foreign short-term borrowing rates, partly influenced by the liquidity requirements due to concerns surrounding the year 2000. The increase of rates in Switzerland had the effect of more closely aligning the short-term borrowing rates of the Swiss franc with those of the Euro.

We experienced similar decreases in the interest margin (net interest income divided by average interest earning assets). This was based principally on an approximate average increase of 200 basis points in both domestic and foreign short-term borrowing rates and an increase in the volume of inter-bank money market lending and borrowing and the flattening of the USD yield curve. This activity is transacted at very low margins, but at typically higher volumes. This growth of this business has the effect of overshadowing the relatively higher margins of traditionally more stable retail interest business.

Analysis of changes in net interest income

The following table allocates, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for 2002 compared to 2001 and for 2001 compared to 2000. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.

	2002 vs. 2001			2001 vs. 2000
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Money market papers
Switzerland	4	(69)	(65)	(45)	26	(19)
Foreign	(117)	(872)	(989)	165	(280)	(115)
Due from banks
Switzerland	(41)	(110)	(151)	(393)	165	(228)
Foreign	(1,474)	(4,993)	(6,467)	1,557	(2,279)	(722)
Due from customers
Switzerland	(206)	(37)	(243)	(243)	127	(116)
Foreign	1,250	(4,058)	(2,808)	3,634	(4,649)	(1,015)
Mortgages
Switzerland	(15)	(165)	(180)	61	31	92
Foreign	(276)	(118)	(394)	702	23	725
Interest-earning trading portfolios
Switzerland	(164)	(66)	(230)	(135)	99	(36)
Foreign	(890)	(2,001)	(2,891)	2,669	2,424	5,093
Interest-earning financial investments
Switzerland	(36)	(29)	(65)	(3)	79	76
Foreign	81	203	284	327	(595)	(268)

Interest-earning assets
Switzerland	(458)	(476)	(934)	(758)	527	(231)
Foreign	(1,426)	(11,839)	(13,265)	9,054	(5,356)	3,698

Change in interest income excluding swaps	(1,884)	(12,315)	(14,199)	8,296	(4,829)	3,467

Swaps
Switzerland	—	—	(33)	—	—	(101)
Foreign	—	—	321	—	—	5

Change in interest income	—	—	(13,911)	—	—	3,371

Analysis of changes in net interest income (continued)

	2002 vs. 2001			2001 vs. 2000
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Money market papers issued
Switzerland	29	(15)	14	1	0	1
Foreign	(23)	(556)	(579)	334	(386)	(52)
Due to banks
Switzerland	(293)	(645)	(938)	(160)	(292)	(452)
Foreign	(2,946)	(5,549)	(8,495)	4,735	(2,091)	2,644
Due to customers in savings and investment deposits
Switzerland	(1)	(110)	(111)	(46)	19	(27)
Foreign	(1)	(8)	(9)	(4)	3	(1)
Due to customers, other
Switzerland	(63)	(696)	(759)	143	(11)	132
Foreign	863	(5,197)	(4,334)	2,258	(3,960)	(1,702)
Swiss cash bonds
Switzerland	(18)	7	(11)	(19)	(12)	(31)
Foreign	—	—	—	—	—	—
Bonds and mortgage-backed bonds
Switzerland	(77)	(17)	(94)	(10)	(16)	(26)
Foreign	696	(539)	157	1,139	348	1,487

Interest-bearing liabilities
Switzerland	(423)	(1,476)	(1,899)	(91)	(312)	(403)
Foreign	(1,411)	(11,849)	(13,260)	8,462	(6,086)	2,376

Change in interest expenses excluding swaps	(1,834)	(13,325)	(15,159)	8,371	(6,398)	1,973

Swaps
Switzerland	—	—	135	—	—	0
Foreign	—	—	(191)	—	—	(43)

Change in interest expenses	—	—	(15,215)	—	—	1,930

Change in net interest income
Switzerland	(35)	1,000	965	(667)	839	172
Foreign	(15)	10	(5)	592	730	1,322

Change in net interest income excluding swaps	(50)	1,010	960	(75)	1,569	1,494

Swaps
Switzerland	—	—	(168)	—	—	(101)
Foreign	—	—	512	—	—	48

Net change in swaps	—	—	344	—	—	(53)

Change in net interest income
Switzerland	—	—	797	—	—	71
Foreign	—	—	507	—	—	1,370

Total change in net interest income	—	—	1,304	—	—	1,441

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Investments portfolio

Banking business investment strategy

Investment strategy for our banking businesses is determined within the respective asset and liability management committee of each business. Exposures to market and interest rate risk are managed by modifying the components of the investment portfolio, either directly or through the use of derivatives. For additional information, please refer to "Risk Management — Market risk," in the attached Annual Report 2002.

The following table presents the carrying value of financial investments of our banking businesses as of:

in CHF m	31.12.02	31.12.01	31.12.00

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	473	502	764
Debt securities issued by the United States Government	1,095	111	214
Debt securities issued by other foreign governments	14,703	14,022	11,432
Corporate debt securities	840	1,209	1,075
Mortgage-backed securities	297	262	82
Other debt securities	2,654	160	396

Debt securities	20,062	16,266	13,963

Own bonds	19	31	1
Equity securities 1)	12,543	18,924	9,132
Precious metals	10	9	9
Repossessed commodities	0	6	0
Real estate 2)	760	2,070	2,469

Total financial investments from the banking business	33,394	37,306	25,574

1)
Equity securities include private equity positions (long-term equity financing of companies usually not listed on a stock exchange) and own shares.
2)
Real estate includes real estate acquired for sale and designated for resale.

The following table analyzes the maturities and weighted-average yields of debt securities included in the financial investments of our banking businesses as of December 31, 2002:

				Remaining Maturity
	within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	50	3.3%	260	3.4%	156	3.3%	7	4.4%	473
Debt securities issued by the United States Government	1,051	1.4%	44	4.7%	0	—	0	—	1,095
Debt securities issued by other foreign governments	6,677	3.9%	6,789	2.4%	1,033	5.3%	204	5.7%	14,703
Corporate debt securities	486	3.0%	265	2.8%	5	2.8%	84	2.2%	840
Mortgage-backed securities	21	3.1%	240	3.5%	36	3.4%	0	—	297
Other debt securities	2,267	1.2%	270	0.0%	116	0.4%	1	—	2,654

Total debt securities	10,552	3.1%	7,868	2.4%	1,346	4.6%	296	4.7%	20,062

Since substantially all investment securities held by our banking businesses are taxable securities, the yields presented above are on a tax-equivalent basis.

Deposits

The following table presents information on deposits for the years indicated. Deposits are included within the Swiss GAAP balance sheet captions Due to banks, Due to customers in savings and investment deposits. This table excludes professional securities transactions (i.e., repurchase agreements and securities lending and borrowing). Designation of Switzerland versus foreign is based upon location of the office receiving and recording the deposit. Month-end balances were predominantly used in computing the averages disclosed below. We believe these amounts approximate daily averages.

in CHF m	Average balance 2002 in CHF m	Average rate 2002 in %	Average balance 2001 in CHF m	Average rate 2001 in %	Average balance 2000 in CHF m	Average rate 2000 in %

Non-interest bearing demand	5,882	—	11,094	—	11,749	—
Interest-bearing demand	35,115	0.5%	26,222	1.3%	24,366	1.3%
Savings deposits	37,383	1.2%	37,566	1.5%	41,396	1.4%
Time deposits	46,076	1.6%	48,952	3.2%	40,271	4.0%

Switzerland bank offices	124,456	1.1%	123,834	2.0%	117,782	2.2%

Non-interest bearing demand	1,535	—	3,553	—	3,662	—
Interest-bearing demand	4,314	2.1%	4,420	4.1%	5,583	4.9%
Savings deposits	12	0.9%	12	0.9%	18	1.2%
Time deposits	136,540	2.2%	138,769	4.1%	123,016	5.9%

Foreign bank offices	142,401	2.1%	146,754	4.0%	132,279	5.7%

Total deposits	266,857	1.7%	270,588	3.1%	250,061	4.0%

The following table presents the aggregate of individual time deposits issued by Switzerland bank offices and foreign bank offices of our banking businesses in the CHF equivalent amounts of USD 100,000 or more, together with their remaining maturities as of December 31, 2002.

in CHF m	Switzerland	Foreign	Total

3 months or less	0	5,732	5,732
Over 3 through 6 months	0	1,607	1,607
Over 6 through 12 months	0	7,192	7,192
Over 12 months	0	2,733	2,733

Certificates of deposit	0	17,264	17,264

3 months or less	37,059	72,970	110,029
Over 3 through 6 months	1,581	2,166	3,747
Over 6 through 12 months	1,334	2,773	4,107
Over 12 months	300	18,818	19,118

Other time deposits	40,274	96,727	137,001

Total time deposits	40,274	113,991	154,265

Deposits by foreign depositors in Swiss offices amounted to CHF 34,267 million, CHF 32,554 million and CHF 31,774 million at December 31, 2002, 2001 and 2000, respectively.

Short-term borrowings

Short-term borrowings are included within the Swiss GAAP balance sheet captions Due to banks, Due to customers in savings and investment deposits, Due to customers, other, and Money market papers issued.

The short-term borrowings of the Group's banking operations consist of federal funds purchased, securities sold under agreements to repurchase, commercial paper, investment banking and brokerage borrowings, and other. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and investment banking and brokerage borrowings and other short-term borrowings are one year or less.

The following table shows details of the Group's significant short-term borrowings for the years ended December 31:

in CHF m	2002	2001	2000

Federal funds purchased and securities sold under agreements to repurchase
Outstanding as of December 31	205,060	209,019	177,643
Maximum amount outstanding at any month-end during the year	229,751	249,212	177,643
Approximate average amount outstanding during the year	214,334	226,987	153,587
Interest expenses for the year ended December 31	7,435	15,621	14,447
Approximate weighted-average interest rate during the year	3.5%	6.9%	9.4%
Approximate weighted-average interest rate at year end	3.5%	6.3%	5.8%
Commercial papers
Outstanding as of December 31	1,496	3,496	2,465
Maximum amount outstanding at any month-end during the year	4,516	4,526	3,627
Approximate average amount outstanding during the year	3,573	2,616	2,916
Interest expenses for the year ended December 31	76	119	197
Approximate weighted-average interest rate during the year	2.1%	4.5%	6.8%
Approximate weighted-average interest rate at year end	3.0%	2.0%	6.8%
Other short-term borrowings
Outstanding as of December 31	3,173	8,648	813
Maximum amount outstanding at any month-end during the year	9,759	10,148	813
Approximate average amount outstanding during the year	4,918	5,599	316
Interest expenses for the year ended December 31	79	224	21
Approximate weighted-average interest rate during the year	1.6%	4.0%	6.6%
Approximate weighted-average interest rate at year end	1.5%	4.4%	3.7%
Investment banking and brokerage borrowings
Outstanding as of December 31	13,660	15,254	20,520
Maximum amount outstanding at any month-end during the year	14,062	27,055	25,353
Approximate average amount outstanding during the year	11,614	18,068	17,325
Interest expenses for the year ended December 31	276	1,263	1,014
Approximate weighted-average interest rate during the year	2.4%	7.0%	5.9%
Approximate weighted-average interest rate at year end	3.0%	4.1%	6.3%

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Information on Credit Suisse Group's Directors, Senior Management and Employees is set forth under the caption "Corporate Governance" in the Annual Report 2002 on pages 208 to 229 and such information is incorporated herein by reference.

For information on compensation please refer to note 43 of the notes to the consolidated financial statements in the attached Annual Report 2002.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Information on Credit Suisse Group's Major Shareholders and Related Party Transactions is set forth under the caption "Corporate Governance" on pages 208 to 229 in the Annual Report 2002 and such information is incorporated herein by reference.

ITEM 8: FINANCIAL INFORMATION

Consolidated financial statements

Please refer to "Item 18 — Consolidated financial statements."

Legal proceedings

We are involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of Credit Suisse Group as a whole, but could be material to our operating results for any particular period. For additional information about legal proceedings involving CSFB (USA), Inc., our indirectly wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CSFB (USA), Inc. with the SEC.

World War II settlement

Swiss banking settlement

In October 1996, several class action lawsuits were brought against us and another Swiss bank in the United States District Court for the Eastern District of New York. In January 1999, an agreement was signed with various Jewish groups and the lawyers representing the US class action plaintiffs on a global settlement that would resolve all claims against all Swiss businesses with the exception of certain named life insurance carriers, including our subsidiary Winterthur Life, relating to the World War II era. On July 26, 2000, the court approved the global settlement, and on November 22, 2000, the court adopted a plan for distributing the settlement funds. The full and conclusive settlement committed the defendant Swiss banks to pay USD 1.25 billion under certain terms and conditions. We committed to pay up to one-third of this sum. On November 23, 2000, we paid the final installment into an escrow fund. A small number of persons have elected to opt out of the settlement and not to participate in the class action. Such persons' claims were not released by the settlement. In addition, a number of appeals challenging the fairness of the settlement, or the distribution plan, were filed by purported class members, but all of those appeals have been denied; therefore, the settlement is fully effective. Accordingly, the settlement money paid into the escrow fund has been transferred to a settlement fund that is fully under the control of the court and class plaintiffs' counsel. We and another bank have filed an appeal challenging a ruling by the court that seeks to narrow in two respects the scope of the releases given to Swiss companies and their affiliates who are alleged to have used slave labor during World War II. The court of appeals issued a favorable ruling with respect to one such issue and an unfavorable one with respect to the other. An agreement in principle to resolve this aspect of the dispute has now been reached, subject to approval by the district court.

Claims against Winterthur Life

In 1997, a class action lawsuit, referred to as the Cornell case, was filed against 16 European insurance companies, including Winterthur Life, in the United States District Court for the Southern District of New York. Winterthur Life did not receive a release under the Swiss banking settlement described above. The plaintiffs claimed that these companies failed or refused to pay out benefits, particularly in connection with life policies, to which victims or survivors of the Holocaust were entitled. In January 1999, Winterthur Life was named as a defendant in a second class action, also in the Southern District of New York, referred to as the Winters/Schenker case, which asserts the same or similar claims. In January 2000, the Cornell case was dismissed. In July 2002, the Winters/Schenker case was dismissed as well.

In addition to the litigation and in response to actions by various American insurance regulators, in August 1998 an agreement was reached with the regulators, Jewish organizations and other European insurers, establishing a common procedure for the filing and processing of life insurance claims related to the Holocaust. The organization established for this purpose, the International Commission on Holocaust Era Insurance Claims, or ICHEIC, has initiated procedures for claims outreach, claims handling, the publication of lists of policy holders, the auditing of the insurers, and similar matters. Winterthur Life is taking an active part in ICHEIC.

The American Insurance Association, and certain of the Winterthur legal entity's US-domiciled insurance subsidiaries, along with several other US-domiciled insurance companies affiliated with non-US entities have challenged in court proceedings legislation in the State of California purporting to suspend the licenses of California insurers if the State determines that the insurers (or their non-US affiliates) have not followed certain procedures for insurance claims relating to the Holocaust, the outcome of which challenge is at the present time uncertain.

South Africa

Two purported class actions have been filed against us and numerous other defendants in the United States District Court for the Southern District of New York, in one of which the complaint has since been amended to delete us as a defendant, and another case that is not a class action has been filed in the United States District Court for the Eastern District of New York. These lawsuits allege that we and numerous other defendants are liable under international and US law by virtue of doing business in South Africa during the apartheid era prior to 1995. Efforts are under way to consolidate these and other similar cases against others in the Southern District of New York. We have not been properly served with process in any of these cases. We intend to defend ourselves vigorously against all of the claims asserted.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the NYAG; (2) the MSD; (3) the SEC; (4) the NASDR; (5) the NYSE; and (6) the United States Attorneys' Office for the Southern District of New York. The SEC, NASDR and NYSE have conducted a joint investigation.

CSFB has cooperated fully with these investigations, and has produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, the NASDR, NYAG and MSD have taken testimony from various present and former employees of CSFB. The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On September 19, 2002, the MSD referred certain aspects of its investigation to the NYAG to determine whether CSFB or any of its employees engaged in activity that would constitute a violation of New York criminal laws. The NYAG is continuing its investigation in response to the referral.

On October 21, 2002, the MSD filed an administrative complaint against CSFB, alleging violations of the Massachusetts Uniform Securities Act and seeking the imposition of a USD 1.9 million fine and various administrative remedies; CSFB filed an answer denying these charges on November 25, 2002. CSFB expects the MSD's allegations to be settled as part of a recently announced global agreement in principle, discussed below.

On December 20, 2002, CSFB and other financial services firms reached an agreement in principle with a coalition of state and federal regulators and self-regulatory organizations to resolve pending investigations. Pursuant to the agreement in principle, CSFB agreed, without admitting or denying the allegations, among other things, (i) to pay USD 150 million, of which USD 75 million is a civil penalty and USD 75 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute USD 50 million over five years to provide third-party research to clients and (iv) to adopt restrictions on the allocation of shares in IPOs to corporate executives and directors.

Several governmental and regulatory authorities have recently issued subpoenas to, and/or made requests for documents and information from, CSFB concerning the firm's preservation and production of documents in 2000 in response to then-pending investigations into the firm's allocation of shares in IPOs and subsequent transactions and commissions, including an investigation by the U.S. Attorney's Office for the Southern District of New York, which was concluded in December 2001 without charges being filed, and SEC and NASDR investigations that were settled in January 2002. CSFB is cooperating with the authorities in their investigations.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, CSFB LLC, an affiliate of CSFB LLC and several other investment banks, have been named as defendants in several putative class action complaints filed in the US District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities law resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs, and in some cases follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, CSFB moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on February 19, 2003, the court denied the motion as to the defendant investment banks and certain issuer and individual defendants.

Since March 2001, CSFB LLC and several other investment banks have been named as defendants in several putative class actions filed with the US District Court for the Southern District of New York,

alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, CSFB moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and we are now awaiting the court's decision.

On May 25, 2001, CSFB LLC was sued in the US District Court for the Southern District of Florida by a putative class of issuers in IPOs in which CSFB LLC acted as lead manager. The complaint alleged that CSFB LLC underpriced IPOs, accepted excessive brokerage commissions in exchange for allocations in IPOs, required investors to give CSFB LLC a share of IPO profits, and used IPO allocations to obtain additional investment banking business, all in breach of the underwriting agreements. This case was subsequently transferred to the US District Court for the Southern District of New York. An amended complaint was filed on February 4, 2002 in this matter alleging, among other things, a claim for indemnification in the initial public offerings matter. On March 29, 2002, CSFB LLC moved to dismiss this complaint. On June 25, 2002, the court denied CSFB LLC's motion to dismiss. In December 2002, prior to a motion for class certification being filed, MDCM Holdings, Inc., the putative class representative, informed the court that it wished to withdraw from the action. Notice of MDCM Holdings' decision has been provided to the putative class and a March 26, 2003 deadline has been set for a putative class member to substitute as the putative class representative. If no member of the putative class seeks to substitute for MDCM Holdings, the action will be dismissed.

On November 15, 2002, CSFB (USA), Inc., as alleged successor-in-interest for a subsidiary then known as Donaldson, Lufkin & Jenrette Securities Corporation (now Pershing LLC), was sued in the US District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which it acted as underwriter. The complaint alleges that the issuers' IPOs were underpriced, and that Pershing LLC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements.

Several putative class action lawsuits have been filed against CSFB LLC in the wake of publicity surrounding various governmental and regulatory investigations into the practices of equity research analysts. Thus far, cases have been brought against CSFB LLC in US District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Agilent Technologies, Inc., AOL Time Warner Inc., Covad Communications Co. and Razorfish, Inc. An individual action has been filed in the Superior Court of the State of California by a purchaser of shares of Clarent Corporation. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to Covad Communications Co. have been consolidated in the US District Court for the Southern District of New York, and CSFB and its co-defendants have filed a motion to dismiss the complaint. The actions related to Agilent Technologies, Inc., AOL Time Warner Inc. and Razorfish, Inc. have not yet been consolidated and no lead plaintiff or lead counsel has been appointed in any of those cases.

Investigations of regulators relating to Japan and the United Kingdom

In 1999, the Securities and Futures Authority of the United Kingdom, or UK SFA, the principal regulator of our broker-dealer operations in the United Kingdom, commenced an inquiry into the activities that were the subject of examination by the Financial Supervisory Agency of Japan, which was disclosed in previous SEC filings, as well as other activities associated with our operations in Tokyo. On December 1, 2001, the UK SFA ceased to exist, and the UK SFA's successor regulator, the FSA, assumed the investigation. On March 8, 2002, Credit Suisse First Boston International, or CSFBi, our derivatives business subsidiary, received the FSA's "Preliminary Findings Letter," setting forth the FSA's findings of fact upon which a decision to institute disciplinary proceedings against CSFBi would be based. On December 19, 2002, the FSA and CSFBi reached a full and final settlement of this matter. In connection therewith, the FSA found that between 1995 and 1998, CSFBi's conduct, primarily in Japan, violated certain UK regulatory rules regarding internal organization and controls and relationships with regulators and other authorities. CSFBi has accepted these findings and paid a fine to the FSA. In the four years since the conduct that forms the basis of these findings took place, CSFB has implemented changes in senior management and made extensive organizational, personnel and structural reforms to address the conduct.

Securities and Exchange Board of India investigation

On April 18, 2001, the Securities and Exchange Board of India, or SEBI, issued an interim order requiring that Credit Suisse First Boston (India) Securities Private Limited, or CSFB India, not undertake any new stock broking business until further orders were passed by SEBI. The interim order, which was issued following a preliminary inquiry by SEBI but prior to any hearing on the matter, was based on a preliminary determination by SEBI that (i) certain purchase and sale transactions in certain shares executed by CSFB India for a client in 2001 were financing transactions that were structured to give a misleading appearance of active trading in such shares, leading to the creation of an artificial market and (ii) CSFB India had entered into unauthorized lending of securities. Subsequently, the scope of the inquiry was expanded to include transactions entered into from April 1, 2000 to March 31, 2001. On June 13, 2002, SEBI entered a final order and suspended the stockbroker registration of CSFB India for two years, with the term of the suspension beginning on April 18, 2001.

Enron-related litigation and inquiries

Numerous actions have been filed against CSFB LLC and its affiliates relating to Enron Corp. or its affiliates, or Enron. On April 8, 2002, CSFB LLC and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, lawyers and accountants in two putative class action complaints filed in the US District Court for the Southern District of Texas. The first, Newby v. Enron Corp., et al., was filed by purchasers of Enron securities and alleges claims against CSFB LLC for violations of the federal securities laws. The second, Tittle, et al. v Enron Corp., et al., was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act and asserts state law negligence and civil conspiracy claims. A motion by CSFB LLC to dismiss the complaint in Newby was denied in December 2002, and CSFB LLC has since answered the complaint, denying all liability. On May 8, 2002, CSFB LLC moved to dismiss the Tittle complaint, and that motion is pending before the court. In both matters, plaintiffs have filed motions for class certification that are pending before the court. Several actions filed against CSFB LLC and certain CSFB-related affiliates, along with other parties, have been consolidated with the Newby action and stayed pending the court's decision on certain motions to dismiss by other defendants in Newby that are still pending. Two of the consolidated actions have duplicate proceedings in the US District Court for the Southern District of New York.

Additional actions have been filed in various US federal and state courts against CSFB LLC and/or certain CSFB-related affiliates, along with other parties, including (i) a series of putative class actions by purchasers of NewPower Holdings common stock alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933 and Section 10(b) of the Exchange Act; (ii) an action filed by The Retirement Systems of Alabama alleging violations of state and federal securities laws and Alabama statutory and common law; (iii) a complaint by two investment funds that purchased certain Enron-related securities alleging claims of insider trading and other violations of California law; (iv) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (v) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities law, common law fraud and civil conspiracy in connection with offerings of notes and certificates by certain Enron special purpose entities, including Osprey Trust; (vi) a complaint by purchasers of Enron, Marlin, Osprey and Montclare Trust securities alleging violations of state securities law, fraud and deceit, and civil conspiracy; (vii) an action by CalPERS, California's state pension fund, alleging violations of federal securities law, California law and fraud and concealment in connection with CalPERS' investment in certain notes issued by Enron; (viii) an action filed by an individual purchaser of various Enron notes alleging violations of California law, fraud and concealment and breach of fiduciary duty in connection with offerings of those notes; and (ix) four actions against Arthur Andersen, in which Andersen has brought a claim for contribution against CSFB LLC and CSFB-related affiliates and other parties as third-party defendants.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. On September 12, 2002, the court entered an order allowing discovery from more than 100 institutions, including CSFB LLC. We have produced documents on a rolling basis, subject to a confidentiality order. The bankruptcy examiner has requested additional discovery, including depositions, and CSFB LLC is voluntarily cooperating with such requests.

CSFB LLC and its affiliates have received requests for information from certain US Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. We are cooperating fully with such inquiries and requests.

NASD anti-tying investigation

In September 2002, the NASD began an inquiry into the services provided by investment banks to customers that maintained a commercial banking relationship with any affiliates of the investment bank at the time such services were provided. It is our understanding that the NASD is investigating the question of whether improper "tying" of these various services took place. The NASD sent requests for information on this topic to CSFB and to a number of other financial institutions. CSFB is cooperating fully with this investigation and has produced and will continue to produce the requested documents and information.

Dividends policy

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. Within these legal constraints, we maintain a flexible dividend policy. For financial year 2002, we propose a dividend CHF 0.10 per share.

The following table outlines the dividends paid for the years ended December 31:

Dividend per ordinary share 1)	USD 2)	CHF

2002	0.07	0.10
2001 3)	1.20	2.00
2000 4)	1.23	2.00
1999	1.10	1.75
1998	0.91	1.25

1)
Share and per share information has been adjusted retroactively to reflect the share split on August 15, 2001.
2)
For details of the period end exchange rates used, please refer to "Item 3 — Key information — Exchange rate information."
3)
Repayment out of share capital as approved on May 31, 2002, in lieu of a dividend for financial year 2001.
4)
Repayment out of share capital as approved on June 1, 2001, in lieu of a dividend for financial year 2000.

ITEM 9: THE OFFER AND THE LISTING

Listing details

Our shares are primarily listed on the SWX Swiss Exchange; since June 25, 2001, the principal trading market for our shares is virt-x, a joint venture between Tradepoint plc and the SWX Swiss Exchange. Our shares are also listed on the Frankfurt Stock Exchange and our American Depositary Shares, or ADSs, are traded on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one share on the SWX Swiss Exchange or from June 25, 2001, virt-x, and the average daily trading volume as reported by the SWX Swiss Exchange or virt-x:

	Average trading volumes 2)	Shares 2)
Period		High	Low

2003
Through March 19, 2003	6,512,499	34.4	20.7
2002
First quarter	5,566,964	73.6	56.5
Second quarter	5,379,152	63.5	41.7
Third quarter	7,376,761	48.9	26.8
Fourth quarter	8,979,806	35.7	20.6
2001
First quarter	6,483,553	87.0	69.8
Second quarter 1)	4,869,675	83.1	72.3
Third quarter	5,292,914	75.9	44.8
Fourth quarter	5,601,598	71.3	51.6
2000
First quarter	3,535,368	82.8	66.4
Second quarter	3,452,079	84.9	75.8
Third quarter	4,014,660	97.1	80.6
Fourth quarter	5,488,325	87.4	73.3
1999
First quarter	5,202,046	69.1	52.9
Second quarter	4,080,824	77.1	65.5
Third quarter	3,865,214	75.8	63.8
Fourth quarter	3,396,256	79.1	63.1
1998	6,835,171	95.5	37.4

1)
Reflects trading on virt-x since June 25, 2001.
2)
Volume and price information has been adjusted retroactively to reflect the share split on August 15, 2001.

Our shares are registered with a par value of CHF 1 per share.

Official trading of our shares in the form of ADSs on the New York Stock Exchange began on September 25, 2001, under the symbol "CSR." The following table sets forth, for the periods indicated,

the reported highest and lowest closing price of ADSs, each representing one share, on the New York Stock Exchange, and the daily average trading volume as reported by the New York Stock Exchange.

		American Depositary Shares (in USD)
Period	Average trading volumes
		High	Low
2003
Through March 19, 2003	162,479	24.8	15.9
2002
First quarter	46,358	44.6	33.5
Second quarter	57,564	38.4	28.4
Third quarter	129,222	32.5	18.2
Fourth quarter	208,200	23.8	13.7
2001
Fourth quarter	16,077	43.0	32.6

Trading in our own shares

We buy and sell our own shares and derivatives on our own shares within our normal trading and market-making activities through the Swiss broker-dealer operations of CSFB and some of our private banks. In the Swiss market, we buy and sell, through CSFB, our shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments issued by CSFB on our own shares.

In addition, we may from time to time place orders for our own shares to satisfy obligations under various employee and management incentive plans, and potentially for shares to be used as payment in acquisitions. On February 25, 2003, we announced the termination of our share buyback program of up to CHF 5 billion. We began the buyback program over a second trading line at the SWX Swiss Exchange on March 14, 2001, and the program was subsequently transferred to virt-x. As part of the share buyback program, we purchased the equivalent of 15,330,000 shares with a par value of CHF 1 each in 2001; we did not purchase any shares in 2002. The value of the shares repurchased was CHF 1.1 billion, and our share capital was reduced by this amount. The second trading line for shares on virt-x has been closed.

The market-making and trading by CSFB in our own shares and the use of our own shares for corporate purposes are separate activities.

The net long or short position held by CSFB and the private banking subsidiaries in our shares has been at non-material levels relative to the number of our outstanding shares, due in part to FBC regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in our shares. In addition to FBC rules, trading in our own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of SWX Swiss Exchange and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by our risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines.

ITEM 10: ADDITIONAL INFORMATION

Articles of Association

The following is a summary of the material provisions of our Articles of Association, or Articles, and the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as they relate to our shares. We incorporate by reference herein the summaries contained under the captions "Corporate Governance — Shareholders" and "Corporate Governance — Changes of control and defense measures" in the attached Annual Report 2002. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the Articles, copies of which are available at our office, Paradeplatz 8, P.O. Box 1, CH 8070 Zürich, Switzerland.

Registration and business purpose

We are registered as a Swiss corporation (Aktiengesellschaft) in the Commercial Register of the Canton of Zurich under the registration number CH-020.3.906.075-9 and have our registered offices in Zurich, Switzerland. Our business purpose, as set forth in Article 2 of our Articles of Association, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. We have the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. We also have the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Directors

The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and officers. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and senior officers from participating in decisions that could directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or director or any person associated with them (for example, family members, business partners, agents, or financing providers), other than at arms' length, must be repaid to us if the shareholder or director was acting in bad faith. Our Articles provide that the Board of Directors determines the yearly remuneration of the directors. Such remuneration is determined by our Board upon recommendation of the Compensation and Appointments Committee of our Board.

Our Articles provide that the Board of Directors shall consist of a minimum of seven members. The members of our Board are elected for a period of three years and are eligible for re-election, without any age or term limitations. Each director must hold at least one share.

Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds. The decision to borrow funds is passed by or under the direction of our Board of Directors, with no shareholders' resolution required.

Dividends

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of our paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders' meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

Pre-emptive subscription rights

Under Swiss law, any share issue, whether for cash or non-cash consideration or no consideration, is subject to the prior approval of the shareholders' meeting. Shareholders of a Swiss corporation have certain pre-emptive subscription rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting with a supermajority may, however, limit or suspend preferential subscription rights in certain limited circumstances.

Repurchase of shares

Swiss law limits a corporation's ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Shares repurchased by us do not carry any voting rights at shareholders' meetings.

Notices

Notices to shareholders are made by publication in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt). The Board of Directors may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SWX Swiss Exchange will either be published in two Swiss newspapers in German and French and sent to the SWX Swiss Exchange or otherwise be communicated to the SWX Swiss Exchange in accordance with applicable listing rules. The SWX Swiss Exchange may disseminate the relevant information on its online exchange information system "Newsboard."

Liquidation and merger

Under Swiss law and our Articles, we may be dissolved at any time by a shareholders' resolution which must be passed by (1) a supermajority of at least three quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation, or (2) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up nominal value of shares held.

Disclosure of principal shareholders

Under the applicable provisions of the Stock Exchange Act, persons acting individually or in concert who acquire or dispose of shares and thereby reach, exceed or fall below the respective thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the total voting rights of a Swiss listed corporation must notify the corporation and the SWX Swiss Exchange of such transaction, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, we must disclose in the notes to the annual financial statements the identity of any shareholders who own in excess of 5% of our shares.

Material contracts

On January 7, 2003, CSFB (USA), Inc. entered into a definitive agreement to sell Pershing, a leading provider of financial services to broker-dealers and investment managers, to The Bank of New York Company, Inc. for USD 2 billion in cash, the repayment of a USD 480 million subordinated loan and a contingent payment of up to USD 50 million based on future performance. The transaction is expected to close in the first half of the year, subject to regulatory approvals and other conditions. The disposition is expected to result in an after-tax loss of approximately USD 250 million for the Group. The sale of Pershing will be effected through the sale of the equity interests in Donaldson, Lufkin & Jenrette Securities Corporation (which was converted to the Delaware limited company Pershing LLC on January 17, 2003), and certain other subsidiaries, including iNautix, through which the Pershing business is conducted.

For more information about this transaction, please refer to the Transaction Agreement by and between CSFB (USA), Inc. and The Bank of New York Company, Inc., which has been filed as Exhibit 4.1 to this Form 20-F.

Exchange controls

There are no restrictions under our Articles of Association or Swiss law, presently in force, that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote our securities freely. Other than in connection with government sanctions imposed on Iraq, Yugoslavia, Liberia, Sierra Leone, Myanmar, Zimbabwe, persons or organizations with links to Osama bin Laden, the "al Qaeda" group or the Taliban, and Libya (currently suspended), there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

Indemnification

Neither the Articles of Association of Credit Suisse Group nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person's duties under an employment agreement, unless the losses and expenses arise from the employee's gross negligence or willful misconduct. From time to time, Credit Suisse Group has agreed to indemnify certain of its current or former directors and/or officers against certain losses and expenses in respect of service as a director or officer of an affiliate of Credit Suisse Group or of another entity approved by Credit Suisse Group, subject to specific conditions or exclusions. Credit Suisse Group maintains directors' and officers' insurance for its directors and officers.

American Depositary Shares

Under Swiss law, holders of ADSs are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which their ADSs are issued. For further information relating to our ADSs, please refer to the Registration Statement on Form F-6, Reg. no. 333-13926 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

Taxation

The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or American Depositary Receipts, which we refer to collectively as Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a "straddle" or "conversion" transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have "functional currency" other than CHF or USD.

This summary is based on the current tax laws of Switzerland and the United States, including the current Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, or the Treaty, the US Internal Revenue Code of 1986, as amended, or the Code, existing and proposed regulations there under, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

This discussion does not generally address any aspects of US taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Prospective investors are urged to consult their tax advisors regarding the US federal, state and local, Swiss and other tax consequences of owning and disposing of Shares.

Swiss taxation

Withholding tax on dividends and similar distributions

Dividends paid and other similar cash or in-kind taxable distributions made by us to a holder of Shares (including dividends on liquidation proceeds and stock dividends) are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

Swiss resident recipients

Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return.

Non-resident recipients

The recipient of a taxable distribution who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Shares and the procedures for claiming a refund of the withholding tax.

Residents of the United States

A non-Swiss resident holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly or indirectly, less than 10% of our voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

Income and profit tax on dividends and similar distributions

Individuals

An individual who is a Swiss resident for tax purposes, or who is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in her or his relevant Swiss tax returns.

Legal entities

Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss establishment are required to include taxable distributions received on the Shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to dividends (Beteiligungsabzug).

Non-resident recipients

Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Capital gains tax realized on shares

Individuals

Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value of the shares and their repurchase price may qualify as taxable income. The same would be true for gains realized upon a repurchase of Shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if such Shares were repurchased in connection with a capital reduction. Taxable income would be the difference between the repurchase price and the nominal value of the Shares. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss corporate income tax.

Non-resident individuals and legal entities

Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of the Shares.

Net worth and capital taxes

Individuals

Individuals who are Swiss residents for tax purposes, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include their Shares in their assets that are subject to cantonal and communal net worth taxes.

Legal entities

Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal capital tax.

Non-resident individuals and legal entities

Individuals and legal entities, which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Stamp duties upon transfer of securities

The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SWX/Virt-x may be subject to a minor SWX/Virt-x levy on the sale proceeds (this levy also includes the Federal Banking Commission surcharge).

United States federal income tax

For purposes of this discussion, a "US Holder" is any beneficial owner of Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) any other person that is subject to US federal income tax on a net income basis in respect of Shares. A "Non-US Holder" is any beneficial owner of Shares that is a foreign corporation or non-resident alien individual.

Taxation of dividends

US Holders

For US federal income tax purposes a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares as ordinary income. For this purpose, a "dividend" will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside the United States. Subject to the limitations and conditions provided in the Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's tax basis in Shares and thereafter as capital gain.

In general, a US Holder will be required to determine the amount of any dividend paid in CHF by translating the CHF into USD at the "spot rate" of exchange on the date of receipt. The tax basis of CHF received by the US Holder generally will equal the USD equivalent of such CHF, translated at the spot rate of exchange on the date such CHF dividends are received. Upon a subsequent exchange of such CHF for USD, or upon the use of such CHF to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder's tax basis for the CHF and the USD received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the USD value of the refund differs from the USD equivalent of the amount on the date of receipt of the underlying dividend.

Non-US Holders

Dividends paid to a Non-US Holder in respect of Shares will generally not be subject to US federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the United States by such Non-US Holder.

Capital gains tax upon disposal of shares

US Holders

Gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's basis in Shares and the amount realized on the disposition. Such gain or loss will generally be long-term capital gain or loss if the US Holder holds Shares for more than one year. Long-term capital gain realized by a US Holder that is an individual generally is subject to reduced rates.

Non-US Holders

A Non-US Holder will generally not be subject to US federal income tax in respect of gain realized on a sale or other disposition of Shares unless the gain is effectively connected with a trade or business of the Non-US Holder in the United States.

Backup withholding tax and information reporting requirements

Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder (i) establishes that it is a corporation or other exempt holder or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

A non-US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk is set forth under the caption "Risk Management" in the Annual Report 2002 on pages 86 to 114 and such information is incorporated herein by reference.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

(a) Within the 90 days prior to the date of this Form 20-F, the Group carried out an evaluation under the supervision and with the participation of the Group's management, including the Group's Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group's evaluation, the Chief Executive Officers and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b) There were no significant changes in the Group's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Group, together with the notes and schedules thereto and the Independent Auditor's reports thereon, are set forth on pages F-1 and F-78 of this Annual Report on Form 20-F and under the caption "Financial Information—Consolidated Finanical Statements" in the Annual report 2002 on pages 118 to 191, which is incorporated herein by reference.

ITEM 19: EXHIBITS

Exhibit No.	Exhibit Title

1.1	Articles of Association (Statuten) of Credit Suisse Group as of January 30, 2003 (together with an English translation).
4.1	Transaction Agreement between Credit Suisse First Boston (USA), Inc. and The Bank of New York Company, Inc. dated as of January 7, 2003.
8.1	Significant subsidiaries of the Registrant (a list of significant subsidiaries is included in note 46 of the notes to the consolidated financial statements of the Registrant).
10
The following portions of Credit Suisse Group's Annual Report 2002, which are incorporated by reference in this Annual Report on Form 20-F in response to Items 3, 4, 5, 6, 7, 11 and 18, are filed as an exhibit:
10.2	"Information on the Company", (Pages 8 to 33).
10.3	"Operating and Financial Review", (Pages 36 to 83 other than the tables under the heading "Operating and Financial Review — Supplemental Information" (Pages 80 to 83).
10.4	"Corporate Governance" (Pages 208 to 229).
10.5	"Risk Management" (Pages 86 to 114).
10.6	"Financial Information" (Pages 118 to 191).
10.7	"Five-Year Summary of Selected Financial Data" (Pages 204 to 205).

The Annual Report, except for those portions thereof which are expressly incorporated by reference herein, is furnished for the information of the SEC and is not to be deemed as "filed" as part of the filing of this Form 20-F.
10.8	Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.
10.9	Certification pursuant to 16 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The total amount of long-term debt securities of Credit Suisse Group authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. The Group hereby agrees to furnish to the SEC upon its request a copy of any instrument defining the rights of holders of long-term debt of Credit Suisse Group or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this registration statement on its behalf.

CREDIT SUISSE GROUP (REGISTRANT)

Name: David P. Frick Title: General Counsel	Name: Philip K. Ryan Title: Chief Financial Officer

I, Oswald J. Grübel, certify that:

1.
I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated: March 27, 2003	Name:	Oswald J. Grübel
	Title:	Chief Executive Officer

I, John J. Mack, certify that:

1.
I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated: March 27, 2003	Name:	John J. Mack
	Title:	Chief Executive Officer

I, Philip K. Ryan, certify that:

1.
I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated: March 27, 2003	Name:	Philip K. Ryan
	Title:	Chief Financial Officer

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Index to financial statements

Credit Suisse Group

Report of the independent auditors		F-2
Notes to the consolidated financial statements
48	Differences between Swiss and US accounting principles	F-3
49.1	Earnings per share	F-27
49.2	US GAAP consolidated changes in shareholders' equity	F-28
49.3	US GAAP accumulated other comprehensive income	F-30
49.4	Recently issued US accounting standards	F-31
49.5	Goodwill and intangible assets	F-34
49.6	Discontinued operations	F-35
49.7	Investments	F-36
49.8	Real estate held for investment from the insurance business	F-40
49.9	Brokerage receivables and brokerage payables	F-41
49.10	Securities borrowed, lent and subject to repurchase agreements	F-41
49.11	Income taxes	F-45
49.12	Reinsurance	F-47
49.13	Present value of future profits	F-48
49.14	Deferred policy acquisition costs	F-49
49.15	Real estate	F-49
49.16	Fair value of financial instruments	F-50
49.17	Derivative financial instruments	F-52
49.18	Litigation	F-57
49.19	Deposits	F-63
49.20	Liabilities for loss and loss adjustment expenses from the non-life insurance business	F-64
49.21	Participating policies of insurance business	F-65
49.22	Related party transactions	F-66
49.23	Pension and post-retirement benefits	F-66
49.24	Capital requirements	F-70
49.25	Credit Suisse Group (parent company only)	F-72
Schedule I – Schedule of investments from the insurance business		F-76
Schedule III – Schedule of supplementary insurance information		F-77
Schedule IV – Schedule of reinsurance		F-78

Assurance
KPMG Klynveld Peat Marwick Goerdeler SA		Telephone +41 1 249 31 31
Badenerstrasse 172 CH-8004 Zurich	P.O. Box CH-8026 Zurich	Fax +41 1 249 30 41 www.kpmg.ch

Report of the Independent Auditors
The Board of Directors of Credit Suisse Group

We have audited the consolidated balance sheets of Credit Suisse Group and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated by reference from the Annual Report 2002, pages 118 to 191, and on the accompanying pages F-3 to F-74. These consolidated financial statements are the responsibility of Credit Suisse Group management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Group and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, and cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Switzerland and comply with Swiss law.

As discussed in note 2 to the consolidated financial statements, Credit Suisse Group has modified for the financial year 2002 its accounting policies in relation to deferred taxation.

Accounting principles generally accepted in Switzerland vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2002 and 2001 and the results of operations for each of the three years then ended, to the extent summarized in note 48 to the consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ BRENDAN R. NELSON Brendan R. Nelson Chartered Accountant Auditors in Charge	/s/ PETER HANIMANN Peter Hanimann Certified Accountant

Zurich, February 21, 2003, except as to notes 48 and 49, which are as of March 20, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

48    Differences between Swiss and US accounting principles

The following narratives provide additional details to support the tabular reconciliation in notes 48.2a and 48.2b of net profit and shareholders' equity prepared under Swiss generally accepted accounting principles, or Swiss GAAP, to net profit and shareholders' equity prepared under US generally accepted accounting principles, or US GAAP. For those reconciling items where the differences between the methods under Swiss GAAP and US GAAP accounting are significant to a particular segment, the segment has been identified.

Additional information concerning Swiss accounting principles can be found in note 1 "Summary of significant accounting policies."

48.1    Valuation and income recognition differences between Swiss and US accounting principles

a)    Debt and equity securities

  Valuation

  Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and which do not constitute trading balances are carried at the lower of cost or market value, or LOCOM. Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are recorded only up to the initial cost value.

  Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses that are interest related and that arise from the early disposal or redemption of the instrument are deferred and accrued over the remaining term of that instrument.

  Under US GAAP, debt and equity securities must be classified as either:

  •
  trading, which are carried at fair value with changes in fair value recorded through earnings;

  •
  held-to-maturity (debt securities only), which are carried at amortized cost; or

  •
  available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income, a separate component of shareholders' equity.

  Under US GAAP a decline in the market value of available-for-sale or held-to-maturity securities that is deemed to be other than temporary results in an impairment being charged to the income statement. This also establishes a new cost basis which is not adjusted for subsequent recoveries.

  In addition, under US GAAP premiums and discounts are amortized to interest income using the effective yield method over the contractual life of the securities. Gains or losses on the sales of debt and equity securities are recognized into income at the time of sale on a specific identified cost basis.

  The US GAAP adjustments to net profit attributable to securities valuation differences were decreases of CHF 154 million and CHF 48 million and an increase of CHF 46 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to securities valuation differences were increases of CHF 170 million, CHF 2,269 million and CHF 3,402 million for 2002, 2001 and 2000, respectively.

  Private equity

  Under Swiss GAAP, private equity investments are carried at LOCOM.

  Under US GAAP, in accordance with specialized industry accounting principles, private equity investments held by subsidiaries that are considered investment companies which engage exclusively in venture capital and other related activities, are carried at estimated fair value, with changes in fair value recorded through net profit.

  The US GAAP adjustments to net profit attributable to private equity investments were decreases of CHF 57 million, CHF 168 million and CHF 87 million for 2002, 2001 and 2000, respectively. The US GAAP adjustment to shareholders' equity attributable to private equity investments were increases of CHF 151 million, CHF 209 million and CHF 391 million for 2002, 2001 and 2000, respectively.

b)    Consolidation

  Special Purpose Entities

  Under Swiss GAAP, consolidation of a special purpose entity, or SPE, is required if the Group holds more than 50% of the voting rights of the entity or if it has the ability to exercise control of the SPE. Consolidation would also be required if the Group has a legal or de facto obligation to support the entity or the SPE is dependent on the Group for funding. Consolidation may be required by application of the principle of substance over form.

  Under US GAAP, a sponsored SPE must be considered for consolidation unless it meets the criteria of a qualifying SPE as defined in the Statement of Financial Accounting Standard, or SFAS, No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. If the SPE is not a qualifying SPE then the following factors must be considered to determine if the SPE has to be consolidated. The three criteria to be considered are whether: (1) independent third parties have made a substantive equity investment; (2) independent third parties control the SPE; and (3) independent third parties have the substantive risks and rewards of the assets of the SPE throughout its term. These criteria are subjective and must be analyzed together with all relevant facts and circumstances to determine whether consolidation is required.

  The US GAAP adjustments to net profit attributable to the consolidation of SPEs not consolidated under Swiss GAAP were decreases of CHF 8 million and CHF 52 million for 2002 and 2001, respectively, and an increase of CHF 73 million for 2000. The US GAAP adjustments to shareholders' equity attributable to the consolidation of SPEs not consolidated under Swiss GAAP were an increase of CHF 7 million, a decrease of CHF 15 million and an increase of CHF 51 million for 2002, 2001 and 2000, respectively.

  Determination of consolidated subsidiaries and equity method subsidiaries

  Under Swiss GAAP, majority owned subsidiaries that are not long-term investments or do not operate in the core business of the Group may be accounted for as financial investments or using the equity method, respectively. US GAAP has no such exception to consolidating majority owned subsidiaries.

  Under Swiss GAAP, the accounting for investments using the equity method is generally the same as under US GAAP; however, US GAAP has stricter guidelines for determining whether an entity has the ability to exercise significant influence over the operating and financial policies of certain investees.

  The US GAAP adjustments to net profit attributable to differences in the determination of consolidated subsidiaries and equity method subsidiaries were decreases of CHF 35 million and CHF 97 million for 2002 and 2001, respectively. The net profit adjustment was a decrease of less than CHF 1 million for 2000. The US GAAP adjustments to shareholders' equity attributable to differences in determination of consolidated subsidiaries and equity method subsidiaries were a decrease of CHF 61 million and increases of CHF 35 million and CHF 16 million for 2002, 2001 and 2000, respectively.

c)    Transfer of financial assets

  Swiss GAAP requires that, in transferring financial assets, the assets should be removed from the transferor's balance sheet and a gain or loss should be recognized when the following conditions are met:

  •
  the securities are isolated from the transferor;

  •
  the transferee obtains the right to pledge or exchange the transferred securities; and

  •
  the transferor does not maintain effective control.

  In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book, so-called matched book repo transactions, are recorded at fair value.

  Under US GAAP, the accounting for transfers of financial assets that are considered sales generally is based on the same conditions as under Swiss GAAP. However, satisfying the US GAAP criteria is dependent on a "true sale" legal opinion, which is a more stringent threshold than under Swiss GAAP. The resulting adjustment for transfers not deemed as sales is that the transferred assets remain on the balance sheet and the transaction is treated as a secured borrowing.

  Under US GAAP, income from matched book repo transactions is recorded on an accrual basis.

  The US GAAP adjustments to net profit attributable to differences in the accounting treatment of transfers of financial assets were decreases of CHF 278 million and CHF 74 million for 2002 and 2001, respectively, and an increase of CHF 100 million for 2000. The US GAAP adjustments to shareholders' equity attributable to such differences in accounting treatment were decreases of

  CHF 272 million and CHF 29 million for 2002 and 2001, respectively, and an increase of CHF 43 million for 2000.

d)    Real estate

  Under Swiss GAAP, the banking segments' real estate held for own use that has been designated as held for disposal is carried at the lower of cost less accumulated depreciation or market value. Until a contract for sale is executed, depreciation continues on these properties.

  Under Swiss GAAP, upon adoption of FER 20 as of January 1, 2002, real estate investments for the insurance business are impaired when the carrying amount exceeds the higher of net selling price and value in use. Value in use is defined as the sum of the discounted cash flows. An impairment results in a charge to the income statement. If the factors to determine the recoverable amount materially improve in subsequent periods, this would lead to a value increase, resulting in an adjustment to investment income from the insurance business.

  Under US GAAP, real estate that is classified as held for disposal and where the sale is probable within one year is carried at the lower of carrying amount or fair value less costs to sell. No depreciation is recorded on real estate held for disposal.

  Under US GAAP, real estate investments are impaired when the carrying amount exceeds both the fair value and the sum of undiscounted cash flows. An impairment results in a charge to the income statement and establishes a new cost basis. It is not adjusted for subsequent recoveries.

e)    General provisions

  Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. The criteria for establishing such provisions under US GAAP are more stringent than under Swiss GAAP.

  The balance sheet line item Valuation adjustments and provisions includes provisions for restructuring, litigation, technology and other operational risks. Reserve for general banking risks is recorded as a separate component of shareholders' equity. For purposes of the US GAAP reconciliation, certain of these provisions are not allowed and have been reversed.

  Provision for restructuring

  Under Swiss GAAP, restructuring provisions are recognized when a legal obligation exists or is likely to materialize in connection with a restructuring.

  Under US GAAP, provisions are made for those costs which are directly associated with a plan to exit an activity, such as employee termination benefits and other restructuring costs. The costs qualify for restructuring costs if they are not associated with or incurred to generate revenues that benefit future periods. Restructuring provisions are recognized in the period when management approves and commits the entity to a restructuring plan that identifies an expected completion date and all significant actions required to be taken to complete the plan. The plan should commence as soon as possible and the timetable for completion should not accommodate significant plan changes.

  The US GAAP adjustments to net profit attributable to disallowed restructuring provisions were an increase of CHF 11 million and decreases of CHF 25 million and CHF 75 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to disallowed restructuring provisions were increases of CHF 10 million and CHF 43 million for 2002 and 2000, respectively. There was no adjustment to shareholders' equity for 2001.

  Other business risks and Other provisions

  Valuation adjustments and provisions for other business risks principally include provisions for miscellaneous operating receivables and technology risks and other provisions consist primarily of litigation reserves. Under Swiss GAAP, these reserves are permitted to be recorded when economically necessary or legally required.

  Under US GAAP, probable and estimable costs that can be identified with an event or set of events that have occurred prior to the balance sheet date are accrued.

  The US GAAP adjustments to net profit attributable to provisions for other business risks and other provisions were decreases of CHF 9 million, CHF 176 million and CHF 215 million in 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to provisions for other business risks and other provisions were increases of CHF 160 million, CHF 169 million and CHF 326 million in 2002, 2001 and 2000, respectively.

  Reserve for general banking risks

  In accordance with Swiss banking regulations, a reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from a reclassification from valuation adjustments and provisions no longer required.

  US GAAP does not allow general unallocated provisions. For purposes of the US GAAP reconciliation, the reserve for general banking risks has been reversed.

  The US GAAP adjustments to net profit to reverse the reserve for general banking risks were a decrease of CHF 580 million and an increase of CHF 188 million for 2002 and 2000, respectively. There was no net profit adjustment for 2001. There is no adjustment to shareholders' equity because the reserve for general banking risks is included in shareholders' equity under Swiss GAAP.

f)      Business combinations and disposals

  Under Swiss GAAP, the Group capitalizes goodwill and intangible assets and amortizes them over their estimated useful lives on a straight-line basis.

  Under US GAAP, all business combinations effected after June 30, 2001 must be accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual impairment test and whenever events or circumstances occur that would more likely than not reduce the fair value below the carrying amount.

  The amortization amounts recorded under Swiss GAAP are reversed for the US GAAP reconciliation. For further detail please refer to note 49.5.

  Further US GAAP adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition, including certain amounts which are expensed under US GAAP but capitalized under Swiss GAAP and adjustments for items such as retention payments and certain restructuring charges and differences related to share options plans; and (3) differences in the carrying values of assets of discontinued operations and long-lived assets to be disposed of.

  The US GAAP adjustments to net profit attributable to the goodwill charged to shareholders' equity prior to January 1997 were an increase of CHF 302 million and decreases of CHF 117 million and CHF 127 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to the goodwill charged to shareholders' equity prior to January 1997 were increases of CHF 1,444 million, CHF 868 million and CHF 990 million for 2002, 2001 and 2000, respectively.

  The US GAAP adjustments to net profit attributable to valuation of net assets at the date of acquisition were an increase of CHF 541 million and decreases of CHF 506 million and CHF 160 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to valuation of net assets at the date of acquisition were increases of CHF 214 million, CHF 108 million and CHF 670 million for 2002, 2001 and 2000, respectively.

  Specifically, the 2000 adjustments to net profit and shareholders' equity for the DLJ acquisition were a decrease of CHF 168 million and an increase of CHF 924 million, respectively. The adjustments are included in the related amounts above.

  The US GAAP adjustment to net profit attributable to differing carrying values of assets of discontinued operations and long-lived assets to be disposed of was a decrease of CHF 162 million for 2002. The related US GAAP adjustment to shareholders' equity was a decrease of CHF 130 million for 2002. There was no impact on net profit or shareholders' equity for 2001 or 2000.

g)    Share-based compensation

  Under Swiss GAAP, no expenses are recognized for share option plans upon grant or exercise. For share awards, the intrinsic value of shares granted and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services, the intrinsic value is deferred and recognized over the future service period and at each balance sheet date the accrual is adjusted for the changes in the share price over the reporting period. The accrual is reported within liabilities.

  US GAAP permits the recognition of compensation expense based on the estimated fair value or intrinsic value of the equity instruments issued. Recognition based on the intrinsic value requires additional disclosure of pro forma effects on net profit and earnings per share, as if the fair value method had been applied. The Group has chosen to apply the intrinsic value method. For share option plans that have no intrinsic value at the date of grant, no cash settlement features and no performance-based vesting requirements, fixed plan accounting is applied and no compensation expense is recognized. Credit Suisse Group has option plans outstanding, primarily related to the years 2000 and before, which have either a cash settlement feature or which are linked to performance-based vesting requirements. For those plans, variable plan accounting is applied until settlement. For share awards, the intrinsic value of shares granted and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services, the intrinsic value at the grant date is deferred and recognized over the future service period. For US GAAP purposes, the Group's obligation to deliver shares in the future is reported in additional paid-in capital.

  The US GAAP adjustments to net profit related to share-based compensation were decreases of CHF 66 million and CHF 119 million for 2002 and 2001, respectively, and an increase of CHF 81 million for 2000. The US GAAP adjustments to shareholders' equity related to share-based compensation were increases of CHF 2,238 million, CHF 3,421 million and CHF 3,327 million for 2002, 2001 and 2000, respectively.

  The Group has adopted the pro forma disclosure requirement of SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), which requires companies to measure and disclose pro forma employee share compensation based on the fair value method of accounting. For option plans with a cash settlement feature, the pro forma expense for the period is the change of the intrinsic value in the options outstanding during the period. The pro forma expense for option plans with no cash settlement feature is calculated based on the fair value at the grant date for those options that have vested during the period.

in CHFm, except per share amounts		2002	2001	2000

Expenses for stock-based compensation, net of related tax effect	As reported	1,082	1,573	1,459
	Pro forma1)	1,572	2,134	1,816

Net profit/(loss)	As reported	(3,309)	1,587	5,785
	Pro forma1)2)	(3,799)	1,026	5,428

Earnings per share	As reported	(2.78)	1.33	5.21
	Pro forma1)2)	(3.19)	0.86	4.89

Earnings per share–diluted	As reported	(2.78)	1.32	5.19
	Pro forma1)2)	(3.19)	0.85	4.87

  1)
  The pro forma net profit/(loss) calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.
  2)
  The above pro forma amounts are not indicative of future reported net profit amounts.

h)    Pension benefits

  Most pension plans of the Group are separate legal entities and employees have to pay contributions to a specific pension plan. The Group also makes contributions to the pension plans.

  Under Swiss GAAP, pension expense is equal to the amounts to be contributed by the employer based on the plan statutes. However, certain plans record pension expense based on a specific method of actuarial valuation of projected plan liabilities for accrued service.

  Under US GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. The discount rate was established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds. The methodology for determination of appropriate discount rates has been applied consistently groupwide.

  The US GAAP adjustments to net profit attributable to pension benefits were increases of CHF 330 million, CHF 282 million and CHF 201 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to pension benefits were decreases of CHF 155 million, CHF 65 million and CHF 93 million for 2002, 2001 and 2000, respectively.

i)      Taxation

  Under Swiss GAAP for the years prior to 2002, generally no deferred tax asset was recognized for net operating loss carry-forwards. For those periods, deferred tax assets on net operating losses were recorded only in the event of management's assessment that their realization in a future period was certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain.

  Pursuant to the change in accounting policy during 2002 as described in note 2, our Swiss GAAP accounting for deferred tax assets on net operating losses is the same as under US GAAP, in that all deferred tax assets on net operating loss carryforwards are recognized, net of an allowance for the estimated unrealizable amount.

  The US GAAP adjustments to net profit attributable to the recognition of the tax effect of net operating loss carryforwards were a decrease of CHF 383 million, an increase of CHF 25 million and a decrease of CHF 191 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to the recognition of the tax effect of net operating loss carryforwards were increases of CHF 368 million and CHF 230 million for 2001 and 2000, respectively. There was no adjustment to shareholders' equity for 2002.

  An adjustment arises from the aggregate differences between Swiss GAAP and US GAAP that will result in taxable or deductible amounts in future years (temporary differences).

  The related US GAAP adjustments to net profit for such temporary differences were an increase of CHF 157 million and decreases of CHF 169 million and CHF 109 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity related to such temporary differences were increases of CHF 481 million and CHF 104 million and a decrease of CHF 115 million for 2002, 2001 and 2000, respectively.

j)      Loans

  Loan fees and costs

  Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

  Under US GAAP, certain qualifying direct loan origination costs must be deferred and amortized over the life of the loan using the effective interest method.

  Loan impairment

  Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or, if the loans are not collateralized, the undiscounted future cash flows.

  For certain non-collateral dependent impaired loans, US GAAP requires measurement of impairment using the present value of future cash flows.

  The Group has estimated that the difference to net profit or shareholders' equity between impaired loan valuation recognized for Swiss GAAP and impaired loan valuation that would have been recognized for US GAAP is not material.

k)    Leasing

  For Swiss GAAP purposes, the Group, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset's underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

  For US GAAP purposes, certain of these lease contracts are classified as operating leases. The underlying leased asset is recorded as a fixed asset and depreciated on a straight line basis over its useful life. This adjustment relates to the difference between the interest amortization of the lease receivable under Swiss GAAP and the straight-line depreciation of leased assets under US GAAP.

l)      Derivatives

  Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value as positive and negative replacement values. Changes in fair value are reported in earnings unless the derivative is designated and qualifies as a hedge. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying item being hedged. There is no requirement for an external transaction to lay off all risks associated with intercompany hedges on a one-to-one basis.

48.1    Valuation and income recognition differences between Swiss and US accounting principles (continued)

  Under US GAAP, prior to January 1, 2001 derivatives are reported on the balance sheet at fair value, which is the same as replacement value. Changes in fair value are recorded in income unless specific criteria are met to obtain hedge accounting treatment. The criteria to obtain hedge accounting are different than what is required for Swiss GAAP. If the criteria are met, US GAAP permits off-balance sheet or amortized cost tretament of certain hedging instruments. For intercompany hedging, US GAAP requires there to be a one-to-one link between the internal transaction and a transaction with an external third-party for hedge accounting to take place. If this is not evident, then the internal derivative is eliminated upon consolidation.

  Effective January 1, 2001 the Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133. Under SFAS 133, all derivatives are required to be recognized as assets or liabilities in the consolidated balance sheet at fair value. Under US GAAP the recognition of the changes in the fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income. The cumulative effect of the change in accounting for derivatives resulted in a decrease to net profit of CHF 123 million for 2001. For further information, please refer to note 49.17.

  The US GAAP adjustments to net profit attributable to derivatives were increases of CHF 34 million, CHF 1,072 million and CHF 12 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to derivatives were increases of CHF 172 million and CHF 33 million for 2002 and 2001, respectively, and a decrease of CHF 718 million for 2000.

m)    Own shares and own bonds

  Own shares

  Under Swiss GAAP, own shares classified in the securities trading portfolio or as financial investments are carried at fair value and LOCOM, respectively. Derivatives on own shares are carried at fair value and are reported as positive and negative replacement values in Other assets and Other liabilities, respectively. Gains and losses on sales and dividends received are recorded in net profit. Changes in market value of own shares held in the trading portfolio are recorded in net profit. Changes in market value of own shares held in the insurance business are reported in shareholders' equity. Changes in market value of own shares held as financial investments from the banking business, up to cost, are recorded in net profit.

  Under US GAAP, own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders' equity. Derivatives on own shares are classified as assets, liabilities or in shareholders' equity depending on the manner of settlement. Dividends received on own shares and unrealized and realized gains and losses on own shares and derivatives on own shares classified in shareholders' equity are excluded from net profit.

  The US GAAP adjustments to net profit for own shares were an increase of CHF 331 million for 2002 and decreases of CHF 310 million and CHF 52 million for 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity related to own shares were decreases of CHF 3,081 million, CHF 5,165 million and CHF 6,619 million for 2002, 2001 and 2000, respectively.

  Own bonds

  Under Swiss GAAP, the Group's own bonds classified in the securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit. Changes in market value of own bonds held in the insurance business are reported in shareholders' equity.

  Under US GAAP, the purchase of own bonds is treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is treated as an extraordinary gain or loss during the period. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term.

  The Group has estimated that the differences between own bond transactions recognized under Swiss GAAP and own bond transactions that would have been recognized under US GAAP are not material to net profit or shareholders' equity.

n)    Foreign currency

  Accounting for foreign currency is similar under Swiss GAAP and US GAAP. Specifically, each Group entity must choose and document a functional currency in which its financial statements will be prepared. Individual transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments resulting from consolidation of financial statements with functional currencies different than the Group's reporting currency are recorded in equity.

  For Swiss GAAP, the determination of the functional currency is generally the same as under US GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. US GAAP has stricter guidelines and the determination of the functional currency is made based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Group affiliates having different functional currencies for US GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Group's consolidated net profit.

o)    Capitalization of software

  Under Swiss GAAP, certain costs related to the acquisition and development of internal use computer software have been expensed as incurred for the banking business. Beginning January 1, 2002, such costs are capitalized and depreciated over the estimated useful life of the software. This treatment is in line with the treatment under US GAAP.

  The US GAAP adjustments to net profit attributable to capitalization of software were a decrease of CHF 244 million for 2002 and increases of CHF 296 million and CHF 269 million for 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to capitalization of software were increases of CHF 457 million, CHF 700 million and CHF 402 million for 2002, 2001 and 2000, respectively.

p)    Mandatory convertible securities

  Under Swiss GAAP, the Mandatory Convertible Securities (MCS), issued by the Group thorugh its wholly owned subsidiary, Credit Suisse Finance (Guernsey) Ltd. on December 23, 2002 are disclosed in the line item Capital Reserves. For US GAAP the MCS are classified as Long-term debt. The MCS have fixed and variable coupons. Under Swiss GAAP, the fixed coupon amount is accrued through the line item Other operating expense and the variable coupon amount is disclosed as a movement in shareholders' equity. For US GAAP, both the fixed and variable coupon amounts are recorded as Interest expense.

  There were no material adjustments to net profit attributable to the mandatory convertible securities in 2002. The US GAAP adjustment to shareholders' equity attributable to the mandatory convertible securities was a decrease of CHF 1,238 million in 2002.

q)    Winterthur purchase accounting

  Under Swiss GAAP, the Group accounted for the merger of Credit Suisse Group and "Winterthur" Swiss Insurance Company using the pooling of interests method. The balance sheets and income statements of the companies were combined and no adjustments to carrying values of the assets and liabilities were made.

  Under US GAAP, the business combination is accounted for under the purchase method of accounting with Credit Suisse Group as the acquirer. Under the purchase method, the acquirer reports the assets and liabilities of the acquired company at fair market value on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the net tangible assets acquired is allocated first to identifiable intangible assets based on their fair value, if determinable, with the remainder allocated to goodwill.

  The following table details adjustments to shareholders' equity and net profit attributable to purchase accounting as described below:

in CHF m	Shareholders' equity 31.12.02	Shareholders' equity 31.12.01	Shareholders' equity 31.12.00	Net profit 2002	Net profit 2001	Net profit 2000

Investments	2,203	2,713	3,158	(928)	(2,558)	(1,747)
Life insurance
Deferred policy acquisition costs	(1,380)	(1,627)	(1,679)	217	37	215
Present value of future profits	2,191	2,556	2,806	(333)	(225)	(174)
Technical provisions	(884)	(781)	(1,153)	(98)	360	273
Goodwill	3,452	3,681	4,069	(228)	(388)	(239)
Retirement benefits	159	164	102	26	29	11
Taxation	(605)	(867)	(926)	386	632	389
Other	0	0	0	0	21	0

Total purchase accounting adjustments	5,136	5,839	6,377	(958)	(2,092)	(1,272)

  Investments

  Under purchase accounting, investments are restated to fair value at the date of acquisition. The unrealized gains and losses on available-for-sale securities existing before the date of acquisition are reclassified in shareholders' equity from net unrealized gains to retained earnings. The fair value at the date of acquisition becomes the new cost basis for the investments and the realized gains and losses on disposal of investments, depreciation on real estate and the unrealized gains and losses on available-for-sale securities are adjusted for the new cost basis.

  Life insurance

  Deferred policy acquisition costs

  Under purchase accounting, the deferred policy acquisition costs for life insurance existing at the date of acquisition are eliminated.

  Present value of future profits

  The Present value of future profits (PVFP) is the present value of anticipated profits embedded in the life and health insurance in force at the date of the merger with "Winterthur" Swiss Insurance Company. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

  Any PVFP from previous acquisitions by Winterthur existing at the date of acquisition is eliminated.

  Technical provisions

  Under purchase accounting, life insurance technical provisions are revalued at the date of acquisition, using current assumptions at such date.

  Goodwill

  The excess of the CHF 14,600 million consideration paid for "Winterthur" Swiss Insurance Company over the fair value of the net tangible assets of Winterthur received has been recorded as goodwill which is under US GAAP subject to an annual impairment test and whenever events or circumstances occur that would more likely than not reduce the fair value below the carrying amount.

  Retirement benefits

  Under purchase accounting, the projected benefit obligation and fair value of plan assets are remeasured at the date of acquisition.

  Taxation

  This adjustment represents the tax effect of the purchase accounting adjustments that result in temporary differences.

48.2a    Reconciliation of Swiss GAAP and US GAAP net profit

in CHF m	References are to note 48.1	2002	2001	2000

Swiss GAAP net profit before minority interests		(3,326)	1,814	6,022
Swiss GAAP minority interests		17	(227)	(237)

Swiss GAAP net profit		(3,309)	1,587	5,785

Adjustments in respect of
Debt and equity securities	a)	(211)	(216)	(41)
Consolidation	b)	(43)	(149)	73
Transfer of financial assets	c)	(278)	(74)	100
Real estate	d)	(9)	21	10
General provisions	e)	(578)	(201)	(102)
Business combinations and disposals	f)	681	(623)	(287)
Share-based compensation	g)	(66)	(119)	81
Pension plans	h)	330	282	201
Taxation	i)	(226)	(144)	(300)
Loans	j)	(79)	14	14
Leasing	k)	35	(25)	(9)
Derivatives	l)	34	1,072	12
Own shares and own bonds	m)	331	(310)	(52)
Foreign currency	n)	(90)	(6)	5
Capitalization of software	o)	(244)	296	269
Mandatory convertible securities	p)	0	—	—
Winterthur purchase accounting	q)	(958)	(2,092)	(1,272)

Total adjustments		(1,371)	(2,274)	(1,298)

US GAAP net (loss)/profit		(4,680)	(687)	4,487

US GAAP minority interests		61	(241)	(317)

US GAAP net (loss)/profit before minority interests		(4,741)	(446)	4,804

48.2b    Reconciliation of Swiss GAAP and US GAAP shareholders' equity

in CHF m	References are to note 48.1	31.12.02	31.12.01	31.12.00

Swiss GAAP shareholders' equity before minority interests		31,395	38,921	43,522
Swiss GAAP minority interests		(2,878)	(3,121)	(2,571)

Swiss GAAP shareholders' equity		28,517	35,800	40,951

Adjustments in respect of
Debt and equity securities	a)	321	2,478	3,793
Consolidation	b)	(54)	20	67
Transfer of financial assets	c)	(272)	(29)	43
Real estate	d)	(8)	1	(21)
General provisions	e)	170	169	369
Business combinations and disposals	f)	1,528	976	1,660
Share-based compensation	g)	2,238	3,421	3,327
Pension plans	h)	(155)	(65)	(93)
Taxation	i)	481	472	115
Loans	j)	193	274	260
Leasing	k)	7	(28)	(3)
Derivatives	l)	172	33	(718)
Own shares and own bonds	m)	(3,081)	(5,165)	(6,619)
Foreign currency	n)	0	0	(4)
Capitalization of software	o)	457	700	402
Mandatory convertible securities	p)	(1,238)	—	—
Winterthur purchase accounting	q)	5,136	5,839	6,377

Total adjustments		5,895	9,096	8,955

US GAAP shareholders' equity		34,412	44,896	49,906

US GAAP minority interests		(2,881)	(3,155)	(3,926)

US GAAP shareholders' equity before minority interests		37,293	48,051	53,832

48.3    Presentation differences between Swiss and US accounting principles

In addition to differences related to valuation and income recognition principles, financial statement presentation differences exist between Swiss GAAP and US GAAP. Although these differences do not result in adjustments between Swiss GAAP and US GAAP reported net profit and shareholders' equity, it may be useful to understand these differences to interpret the condensed consolidated income statement and condensed consolidated balance sheet in accordance with US GAAP at notes 48.3a and 48.3b. The following is a summary of these differences.

Offsetting policies

Under Swiss GAAP, in the insurance business assets and liabilities are offset when the Group has a legal right to offset amounts with the same counterparty and the transaction is expected to settle net. Additionally, insurance technical provisions are presented net of reinsurance. In the banking segments assets and liabilities are offset when all of the following conditions are met:

  •
  receivables and payables arise from transactions of a similar nature;
  •
  with the same counterparty;
  •
  with the same or earlier maturity;
  •
  in the same currency; and
  •
  which cannot lead to counterparty risk.

Positive and negative replacement values are offset with the same counterparty insofar as bilateral agreements exist that are recognized and legally enforceable.

Under US GAAP, offsetting of assets and liabilities in the balance sheet is improper except where a right of set-off exists. A right of set-off exists when all of the following criteria are met:

  •
  each of the two parties owes the other determinable amounts;
  •
  the reporting party has the right to set-off the amount owed by the other party;
  •
  the reporting party intends to set-off; and
  •
  the right of set-off is enforceable by law.

Presentation differences exist between Swiss GAAP and US GAAP related to offsetting of assets and liabilities of certain repurchase and reverse repurchase transactions and certain securities lending and borrowing transactions that did not meet the US GAAP criteria. These are illustrated in note 48.3b to the "Condensed consolidated balance sheet."

The gross up of insurance balances for US GAAP is described in the presentation differences below and is reflected in note 48.3b to the "Condensed consolidated balance sheet."

Income statement presentation differences

  a.
  Net interest income in the Swiss GAAP income statement has been presented in the US GAAP and Swiss GAAP reformatted income statements based on the respective products' interest income and expense line items.
  b.
  Net commission and service fee income in the Swiss GAAP income statement is presented in the US GAAP and Swiss GAAP reformatted income statements gross of related expense in the line item Commissions and fees. Commission expenses are presented in the US GAAP and Swiss GAAP reformatted income statements in the line item Other expenses.

  c.
  In the Swiss GAAP income statement, Net trading income includes realized and unrealized gains and losses on trading securities, trading income, foreign exchange, interest and dividends from trading securities and other trading income.

    In the US GAAP and Swiss GAAP reformatted income statements, income on securities lending and borrowing of securities classified as trading is included in Commission and fees. All foreign exchange related income is included in Other revenue. Interest and dividends from trading securities are presented in the line item Interest income. All other components of net trading income are included in Trading revenue.

    Net income from the insurance business in the Swiss GAAP income statement is presented in the US GAAP and Swiss GAAP reformatted income statements as follows:

    Premiums earned, net (which includes premiums for non-traditional products which are recognized when due) are presented in the line item Insurance premiums, except for premiums from separate account business and premiums for non-traditional products which are not reported as insurance premiums but are included in the provisions for policyholder benefits. Revenue from these products represent amounts assessed against the policyholder and are presented in the line item Other revenue.

    Claims incurred and actuarial provisions are presented in the line item Policyholder benefits and claims, except for dividends to policyholders, which are presented in the line item Dividends to policyholders and claims associated with separate account business, which are presented in the line item Other expenses.

    Commission expenses, net are reclassified to Insurance underwriting and acquisition expenses, except for premium taxes, which are presented in the line item Insurance premiums.

    Investment income from the insurance business is presented primarily in two line items, Interest income and Realised gains/(losses) from sales of investments, net. In addition, investment income from separate account business is reclassified to Other revenue and investment and asset management expenses are reclassified to Other expenses.

  d.
  In the Swiss GAAP income statement, Other ordinary income/(expenses), net includes unrealized gains and losses from investments from the banking business.

    In the US GAAP and Swiss GAAP reformatted income statements, such unrealized gains and losses from financial investments are included in Other comprehensive income, a separate component of shareholders' equity. The remaining components of Other ordinary income/(expenses), net are presented in the line items Other revenue or Other expenses.

  e.
  Amortization of PVFP, which is recorded in Depreciation of non-current assets in the Swiss GAAP income statement, is presented in the line item Insurance underwriting and acquisition expenses in the US GAAP and Swiss GAAP reformatted income statements.

  f.
  Valuation adjustments, provisions and losses from the banking business in the Swiss GAAP income statement are presented in the US GAAP and Swiss GAAP reformatted income statements in the line item Provision for credit losses. All other provisions and write-downs are presented in the US GAAP and Swiss GAAP reformatted income statements in the line item Other expenses.
  g.
  In the Swiss GAAP income statement, Extraordinary income and Extraordinary expenses include realized gains and losses on sales of participations and tangible fixed assets, recoveries of charge-off loans, allocation of contingency reserves, personnel and consulting costs related to restructurings, IT systems and other extraordinary income and expenses.

    In the US GAAP and Swiss GAAP reformatted income statements, those gains and losses associated with extraordinary events are presented, net of income taxes, in the line item Extraordinary income/(expenses), net. Recoveries of charge-off loans are presented in the line item Provision for credit losses. Personnel costs, IT systems, and expenses for consultants related to restructuring projects are presented under the caption Restructuring charges. All other components are presented in either Other revenue or Other expenses.

  h.
  In the US GAAP and Swiss GAAP reformatted income statements, the results of operations of components which are held for sale are excluded from continuing operations and reported in the separate consolidated income statement line item Discontinued operations, net.

Balance sheet presentation differences

  i.
  The line item Cash and other liquid assets in the Swiss GAAP balance sheet includes cash, bank notes and certain interest bearing and non-interest bearing accounts. The line item Money market papers includes non-trading bankers' acceptances and commercial papers with original maturities of greater than 90 days, certain trading instruments, non-trading certificates of deposit, cash instruments and money market instruments with an original maturity less than 90 days. The amount is shown net of the respective specific allowances.

    In the US GAAP and Swiss GAAP reformatted balance sheets, cash, bank notes, non-interest bearing accounts, cash instruments and money market instruments with original maturities less than 90 days are presented in the line item Cash and cash equivalents. Interest bearing accounts and non-trading time deposits are presented in the line item Interest-bearing deposits with banks. Non-trading bankers' acceptances and commercial papers with original maturities greater than 90 days are presented in the line items Investment securities. Trading instruments are presented in the line item Trading account assets. Specific allowances for money market claims are presented in line items consistent with the related assets.

  j.
  The line item Due from banks in the Swiss GAAP balance sheet includes demand and time accounts, precious metals demand and time accounts, federal funds sold, securities purchased under resale agreements and securities borrowing accounts. The amount is shown net of the respective specific allowances.

    In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand accounts and certain demand accounts are presented in the line item Cash and cash equivalents. Other demand accounts, precious metals time accounts and all other time accounts with an original maturity less than one year are presented in the line item Interest-bearing deposits with banks. Demand accounts, time accounts and precious metals time accounts related to certain brokerage transactions are presented in the line item Brokerage receivables. Securities lending, certain securities borrowing accounts and certain time accounts are presented in the line item Trading account assets. Reverse repurchases, certain securities borrowing and federal funds sold accounts are presented in the line item Federal funds sold, securities purchased under resale agreements, and securities borrowing transactions. Precious metals time accounts and all other time accounts with an original maturity greater than one year are presented in the line item Loans, net of allowance for credit losses. Specific allowances for due from banks are presented in line items consistent with the related assets.

  k.
  The line item Receivables from the insurance business in the Swiss GAAP balance sheet includes premiums and other receivables from agents and policyholders, policy loans and other miscellaneous receivables.

    In the US GAAP and Swiss GAAP reformatted balance sheets, premiums and other receivables from agents and policyholders are presented in the line item Premiums and insurance balances receivable, net. Policy loans and miscellaneous receivables are presented in the line item Other assets.

  l.
  The line item Due from customers in the Swiss GAAP balance sheet includes precious metals demand and time accounts, demand and time accounts, reverse repurchase, securities lending, securities borrowing and lease financing accounts. The amount is shown net of the respective specific allowances.

    In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand accounts are presented in the line item Cash and cash equivalents. Demand and time accounts and precious metals time accounts related to brokerage transactions are presented in the line item Brokerage receivables. Securities lending, certain securities borrowing accounts and certain time accounts are presented in the line item Trading account assets. Precious metals time accounts and time accounts are presented in the line item Other assets. Securities purchased under resale agreements and certain securities borrowing accounts are presented in the line item Federal funds sold, securities purchased under resale agreements and securities borrowing transactions. Demand accounts, precious metals time accounts and time accounts not held for sale and lease financing accounts are presented in the line item Loans, net of allowance for credit losses. Specific allowances for due from customers' accounts are presented in line items consistent with the related assets.

  m.
  The line item Mortgages in the Swiss GAAP balance sheet includes mortgages and real estate related lease financings. The amount is shown net of the respective specific allowances.

    In the US GAAP and Swiss GAAP reformatted balance sheets, mortgages and real estate related lease financings are included in the line item Other assets or the line item Loans, net of allowance for credit losses, depending on management's intent. Certain mortgages are presented in the line item Trading account assets.

  n.
  The line item Securities and precious metals trading portfolios in the Swiss GAAP balance sheet includes certain trading securities and precious metal physical stocks.

    In the US GAAP and Swiss GAAP reformatted balance sheets, these accounts are presented in the line item Trading account assets.

  o.
  The line item Financial investments from the banking business in the Swiss GAAP balance sheet includes equity securities, investments in venture capital, debt securities, money market papers, real estate and repossessed assets. Investments from the insurance business in the Swiss GAAP balance sheet includes equity securities, debt securities, derivative instruments, real estate held for investment, real estate held for sale, loans, mortgages, money market investments and investments held for separate accounts.

    In the US GAAP and Swiss GAAP reformatted balance sheets, equity securities and debt securities classified as available for sale, interest rate instruments classified as held-to-maturity and investments in venture capital are presented in the line item Investment securities. Derivative instruments are classified as Trading account assets and Trading account liabilities. Real estate held for sale is presented in the line item Other assets and real estate investments are presented in the line item Real estate held for investment. Other repossessed assets are presented in the line item Other assets. Investments held for separate accounts are presented in the line item Assets held for separate accounts. Money market investments and loans and mortgages of the insurance business are presented in the line items Interest-bearing deposits with banks and Other assets, respectively.

  p.
  The line item Money market papers issued in the Swiss GAAP balance sheet includes certificates of deposit, commercial papers and bankers' acceptances. In the US GAAP and Swiss GAAP reformatted balance sheets, certificates of deposit are presented in the line item Deposits. Commercial papers are presented in the line item Short-term borrowings. Bankers' acceptances are presented in the line item Other liabilities.
  q.
  The line items Due to banks and Due to customers, other in the Swiss GAAP balance sheet include demand deposits, time deposits, precious metals demand and time deposits, fiduciary deposits, liabilities from short positions, mortgages on own real estate, federal funds purchased, securities lending, repurchase agreements and lease finance accounts.

    In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand and time deposits, demand deposits, fiduciary deposits and certain time deposits are presented in the line item Deposits. Certain time deposits with an original maturity less than one year are presented in the line item Short-term borrowings. Certain time deposits with an original maturity greater than one year are presented in the line item Long-term debt. Due to banks and Due to customers, other accounts related to certain brokerage transactions are presented in the line item Brokerage payables. Time deposits, interest bearing precious metals time deposits and interest bearing demand and time deposits used to finance investment banking or brokerage activities are presented in the line item Short term borrowings. Liabilities from short positions and obligations to return collateral that has been resold are presented in the line item Trading account liabilities. Mortgages on own real estate and certain interest bearing time deposits are presented in the line item Long-term debt. Securities lending, repurchase agreements and Federal funds purchased are included in the line item Federal funds purchased, securities sold under repurchase agreements and securities lending transactions. Lease liabilities are presented in the line item Other liabilities.

  r.
  The line item Due to customers in savings and investment deposits in the Swiss GAAP balance sheet is presented in the line item Deposits in the US GAAP and Swiss GAAP reformatted balance sheets.
  s.
  The line item Technical provisions for the insurance business in the Swiss GAAP balance sheet includes provisions for future policyholder benefits, provisions for future dividends to policyholders, bonuses held on deposits, actuarial provisions for annuities provisions for death and other benefits, provisions for unearned premiums, loss and loss adjustment expense reserves, net of reinsurance reserves and policyholder funds.

    In the US GAAP and Swiss GAAP reformatted balance sheets, provisions for future policyholder benefits, actuarial provisions for annuities, provisions for death and other benefits and loss and loss adjustment expense reserves are presented gross of reinsurance reserves in the line item Insurance policy and claims reserves. Reinsurance reserves are presented separately on the balance sheet in Reinsurance recoverables. The provision for future dividends to policyholders, provision for unearned premiums and policyholder funds are presented in separate line items. Bonuses held on deposit are included in the line item Policyholder funds.

  t.
  In the US GAAP and Swiss GAAP reformatted balance sheets, the Swiss GAAP balance sheet line items Reserve for general banking risks and Reserve for own shares are included in the line item Retained earnings.
  u.
  In the US GAAP and Swiss GAAP reformatted balance sheets, assets and liabilities of discontinued operations as of December 31, 2002 are reported gross in the line items Discontinued operations — assets and Discontinued operations — liabilities, respectively.
  v.
  Under Swiss GAAP, the Mandatory Convertible Securities (MCS) are included within the line item Capital Reserves. For US GAAP, however, the MCS is classified in the line item Long-term debt. For additional information, please refer to note 48.1a.

48.3a    Condensed consolidated statements of income

The following are condensed consolidated statements of income for the years ended December 31, 2002, 2001 and 2000. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 48.2 and the presentation differences described in note 48.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

in CHF m	US GAAP 2002	US GAAP 2001	US GAAP 2000	Swiss GAAP reformatted 2002		Swiss GAAP reformatted 2001	Swiss GAAP reformatted 2000

Interest income	30,653	44,124	41,762	31,176		46,647	43,303
Commissions and fees	15,349	18,378	17,430	16,433		19,496	17,563
Trading revenue	257	8,618	9,334	959		8,160	8,976
Realised gains/(losses) from sales of investments, net	(3,827)	(1,777)	3,005	(3,450)		799	4,262
Insurance premiums	29,342	27,947	24,872	29,502		28,170	25,078
Other revenue	2,540	4,947	3,253	2,872		3,130	1,879

Total revenue	74,314	102,237	99,656	77,492		106,402	101,061

Interest expense	20,153	35,734	33,601	20,302		35,915	33,676

Revenue, net of interest expense	54,161	66,503	66,055	57,190		70,487	67,385

Provision for credit losses	2,820	1,569	1,041	2,878		1,717	910
Policyholder benefits and claims	25,941	24,923	22,253	26,192		25,202	22,257

Total provisions for benefits, claims and credit losses	28,761	26,492	23,294	29,070		26,919	23,167

Insurance underwriting and acquisition expenses	4,378	4,181	3,600	4,296		4,041	3,687
Dividends to policyholders	(1,508)	492	2,087	(1,718)		733	2,473
Salaries and employee benefits	15,528	20,976	18,814	16,784		21,821	18,503
Premises and equipment expenses, net	3,615	3,942	3,151	3,808		3,993	3,055
Restructuring charges	17	33	607	17		26	1,499
Other expenses	7,916	10,963	8,251	8,301		10,750	7,718

Total operating expenses	29,946	40,587	36,510	31,488		41,364	36,935

(Loss)/profit from continuing operations before taxes, extraordinary items and minority interests	(4,546)	(576)	6,251	(3,368)		2,204	7,283

Income taxes	(376)	(109)	1,469	495		389	1,261

(Loss)/profit from continuing operations before extraordinary items and minority interests	(4,170)	(467)	4,782	(3,863)		1,815	6,022

Minority interests	(61)	241	317	(17)		227	237

(Loss)/profit from continuing operations before extraordinary items	(4,109)	(708)	4,465	(3,846)		1,588	5,785

(Loss)/profit from discontinued operations, net of tax benefit/(expense) of CHF (235) m, CHF 35 m and CHF (26) m for 2002, 2001 and 2000, respectively.	(648)	(101)	(10)	0		0	0

(Loss)/profit before extraordinary items and cumulative change in accounting principles	(4,757)	(809)	4,455	(3,846)		1,588	5,785

Extraordinary income/(expenses), net	17	(1)	31	17		(1)	0
Cumulative effect of changes in accounting principles	60	123	1	520	2)	0	0

Net (loss)/profit	(4,680)	(687)	4,487	(3,309)		1,587	5,785

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

1)
Relates to the adoption of SFAS 141 Business Combinations. See note 49.4.
2)
Relates to a change in the accounting for deferred tax assets. See note 2.

48.3b    Condensed consolidated balance sheets

The following are condensed consolidated balance sheets of the Group, at December 31, 2002 and 2001. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 48.2 and the presentation differences described in note 48.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

in CHF m	US GAAP 31.12.02	US GAAP 31.12.01	Swiss GAAP reformatted 31.12.02	Swiss GAAP reformatted 31.12.01

Assets
Cash and cash equivalents	15,547	9,524	17,207	9,361
Interest-bearing deposits with banks	24,757	30,462	30,617	28,176
Brokerage receivables	16,551	37,427	29,837	35,601
Investment securities (whereof encumbered CHF 992 m and CHF 587 m for 2002 and 2001) 1)	115,947	130,804	116,393	130,599
Trading account assets (whereof encumbered CHF 96,427 m and CHF 131,082 m for 2002 and 2001)	271,307	311,789	243,669	281,879
Real estate held for investment	10,408	11,096	8,117	8,639
Federal funds sold, securities purchased under resale agreements, and securities borrowing transactions	267,634	298,810	227,913	230,604
Loans, net of allowance for credit losses 2)	167,538	165,651	174,261	169,998
Tangible fixed assets	7,974	10,133	7,845	9,027
Premiums and insurance balances receivable, net	9,081	8,024	9,139	8,021
Reinsurance recoverables	3,389	4,509	3,395	4,509
Goodwill	16,664	17,997	11,035	13,664
Present value of future profits	3,781	4,749	1,966	2,335
Deferred policy acquisition costs	5,336	4,237	6,498	5,662
Other assets (whereof encumbered CHF 5,594 m and CHF 9,963 m for 2002 and 2001)	58,892	75,241	59,482	68,691
Assets held for separate accounts	13,377	14,519	13,395	14,519
Discontinued operations — assets	19,046	0	0	0

Total assets	1,027,229	1,134,972	960,769	1,021,285

1)
Including venture capital of CHF 10,681 m and CHF 13,985 m for US GAAP in 2002 and 2001, respectively, and CHF 11,034 m and CHF 14,457 m for Swiss GAAP reformatted for 2002 and 2001, respectively.
2)
Net of allowance for credit losses of CHF 7,308 m and CHF 9,245 m for US GAAP in 2002 and 2001, respectively and CHF 7,504 m and CHF 9,234 m for Swiss GAAP reformatted in 2002 and 2001, respectively.

in CHF m	US GAAP 31.12.02	US GAAP 31.12.01	Swiss GAAP reformatted 31.12.02	Swiss GAAP reformatted 31.12.01

Liabilities and shareholders' equity
Deposits	245,265	267,813	255,538	269,076
Short-term borrowings	16,692	22,148	18,329	27,397
Brokerage payables	20,580	46,889	37,448	38,073
Trading account liabilities	144,584	161,997	135,994	154,100
Insurance policy and claims reserves	102,353	100,946	102,431	100,555
Provision for dividends to policyholders	3,575	5,917	3,076	5,782
Provision for unearned premiums	7,358	6,914	7,435	6,914
Policyholder funds	13,673	15,028	14,013	15,021
Federal funds purchased, securities sold under repurchase agreements, and securities lending transactions	251,637	276,621	205,060	209,019
Other liabilities	53,814	67,675	44,151	52,215
Long-term debt	100,454	99,875	92,378	89,114
Liabilities held for separate accounts	13,503	15,098	13,521	15,098
Discontinued operations — liabilities	16,448	0	0	0

Total liabilities	989,936	1,086,921	929,374	982,364

Minority interests	2,881	3,155	2,878	3,121

Common shares	1,190	3,590	1,190	3,590
Additional paid in capital	23,981	25,490	21,113	19,886
Common shares in treasury, at cost	(3,879)	(5,602)	0	0
Retained earnings	18,601	19,612	9,788	9,198
Accumulated other comprehensive income	(801)	2,493	(265)	1,539
Net income after minority interests	(4,680)	(687)	(3,309)	1,587

Total shareholders' equity	34,412	44,896	28,517	35,800

Total liabilities and shareholders' equity	1,027,229	1,134,972	960,769	1,021,285

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

49    Additional disclosures required under US GAAP

The following disclosures within note 49 are required under US GAAP and unless otherwise noted support the Swiss GAAP consolidated financial statements and are presented on a Swiss GAAP basis.

49.1    Earnings per share

	2002	2001	2000

Net profit/(loss) available for common shares (in CHF m)
Swiss GAAP – basic	(3,309)	1,587	5,785
Interest on convertible debt	—	1	4

Swiss GAAP – diluted	(3,309)	1,588	5,789

US GAAP – basic	(4,680)	(687)	4,487
Interest on convertible debt	—	—	4

US GAAP – diluted	(4,680)	(687)	4,491

Weighted-average number of shares outstanding
Swiss GAAP – basic	1,190,206,207	1,194,090,788	1,111,100,088
Potential dilutive common shares
Contingent issuable shares	—	69,028	139,084
Incremental shares from assumed conversions
Convertible bonds	—	770,152	2,064,896
Mandatory convertible securities	—	—	—
Share options	—	8,517,586	2,387,608

Potential dilutive common shares	—	9,356,766	4,591,588

Swiss GAAP – diluted	1,190,206,207	1,203,447,554	1,115,691,676

US GAAP – basic 1)	1,154,529,909	1,134,355,261	1,051,796,048
Potential dilutive common shares
Contingent issuable shares	—	—	34,957,620
Incremental shares from assumed conversions
Convertible bonds	—	—	2,064,896
Mandatory convertible securities	—	—	—
Share options	—	—	1,704,012

Potential dilutive common shares	—	—	38,726,528

US GAAP – diluted	1,154,529,909	1,134,355,261	1,090,522,576

Earnings per share (in CHF)
Swiss GAAP basic
Earnings before extraordinary items	(3.50)	1.52	6.73
Cumulative effect change in accounting principles	0.44	—	—
Extraordinary items	0.28	(0.19)	(1.52)

Net earnings per share	(2.78)	1.33	5.21

Swiss GAAP diluted
Earnings before extraordinary items	(3.50)	1.51	6.70
Cumulative effect change in accounting principles	0.44	—	—
Extraordinary items	0.28	(0.19)	(1.51)

Net earnings per share — diluted 2)	(2.78)	1.32	5.19

US GAAP basic
Earnings from continuing operations	(3.56)	(0.62)	4.25
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect change in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	(0.01)	0.03

US GAAP — basic	(4.05)	(0.61)	4.27

US GAAP diluted
Earnings from continuing operations	(3.56)	(0.62)	4.10
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect change in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	(0.01)	0.03

US GAAP — diluted 2)	(4.05)	(0.61)	4.12

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1)
The weighted average number of shares outstanding reflects the deductions of own shares and the addition of vested contingent issuable shares.
2)
For 2002 and 2001, the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible bonds and securities, the contingent issuable shares and the potential exercise of options to purchase shares, because the efftect would be anti-dilutive.

49.2    US GAAP consolidated changes in shareholders' equity

See note 35 for additional information on changes in shareholders' equity. The following table for the changes in shareholders' equity is in accordance with US GAAP.

in CHF m, except number of shares	Common shares outstanding 1)	Common shares	Additional paid in capital 5)	Retained earnings	Accumulated other comprehensive income 4)	Common shares in treasury at cost 2)	Total

Balance at December 31, 1999	1,043,224,728	5,444	15,149	16,762	5,933	(2,901)	40,387

Net profit	–	–	–	4,487	–	–	4,487
Other comprehensive income, net of tax	–	–	–	–	303	–	303
Issuance of common shares	112,926,008	565	8,152	–	–	–	8,717
Share-based compensation	–	–	1,298	–	–	–	1,298
Accrual for earned share compensation			1,945				1,945
Release of treasury shares for share compensation	20,355,660		(1,277)			1,277	0
Sale of treasury shares	153,126,600	–	297	–	–	12,304	12,601
Repurchase of treasury shares	(225,750,840)	–	–	–	–	(17,955)	(17,955)
Net premium/discount on treasury share and own share derivative activity	–	–	(67)	–	–	–	(67)
Cash dividends paid 3) (CHF 1.75 per share)	–	–	–	(1,917)	–	–	(1,917)
Dividend on treasury shares	–	–	–	107	–	–	107

Balance at December 31, 2000	1,103,882,156	6,009	25,497	19,439	6,236	(7,275)	49,906

Net profit/(loss)	–	–	–	(687)	–	–	(687)
Other comprehensive income, net of tax	–	–	–	–	(3,743)	–	(3,743)
Issuance of common shares	2,457,851	11	164	–	–	–	175
Cancellation of repurchased shares	(7,600,000)	(38)	(531)	–	–	–	(569)
Share-based compensation	–	–	457	–	–	–	457
Accrual for earned share compensation			2,097				2,097
Release of treasury shares for share compensation	29,913,015		(2,133)			2,133	0
Sale of treasury shares	235,177,204	–	(115)	–	–	15,925	15,810
Repurchase of treasury shares	(243,106,991)	–	–	–	–	(16,385)	(16,385)
Net premium/discount on treasury share and own share derivative activity	–	–	54	–	–	–	54
Repayment out of share capital 3) (CHF 2.00 per share)	–	(2,392)	–	—	–	–	(2,392)
Dividend on treasury shares	–	–	–	173	–	–	173

Balance at December 31, 2001	1,120,723,235	3,590	25,490	18,925	2,493	(5,602)	44,896

Net profit/(loss)	–	–	–	(4,680)	–	–	(4,680)
Other comprehensive income, net of tax	–	–	–	–	(3,294)	–	(3,294)
Issuance of common shares	1,011,909	2	26	–	–	–	28
Cancellation of repurchased shares	(7,730,000)	(23)	(69)	(450)	–	–	(542)
Share-based compensation			(633)				(633)
Accrual for earned share compensation			1,353				1,353
Release of treasury shares for share compensation	24,110,853		(1,798)			1,798	0
Sale of treasury shares	141,837,418	–	137	–	–	4,775	4,912
Repurchase of treasury shares	(163,895,110)	–	(534)	–	–	(4,850)	(5,384)
Net premium/discount on treasury share and own share derivative activity	–	–	9	–	–	–	9
Repayment out of share capital 3) (CHF 2.00 per share)	–	(2,379)	–	–	–	–	(2,379)
Dividend on treasury shares	–	–	–	126	–	–	126

Balance at December 31, 2002	1,116,058,305	1,190	23,981	13,921	(801)	(3,879)	34,412

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1)
At par value CHF 1 each, fully paid at December 31, 2002.
2)
Comprising 73,833,415, 75,886,576 and 97,869,804 treasury shares at December 31, 2002, 2001 and 2000, respectively. In addition to the treasury shares, a maximum of 228,970,984, 191,026,457 and 164,279,536 unissued shares (conditional and authorized capital) at December 31, 2002, 2001 and 2000, respectively, were available for issuance without the approval of the shareholders.

3)
Dividends are declared and paid in the year subsequent to the reporting period. For the financial year 2000, repayment out of share capital as approved on June 1, 2001 in lieu of a dividend. For the financial year 2001, repayment out of share capital as approved on May 31, 2002 in lieu of a dividend.
4)
Unrealized investment gains and losses have been reduced to the extent that there is a legal or contractual obligation to pass those gains and losses to policyholders when recognized. As a result, unrealized gains and losses have been reduced by CHF (902) million, CHF (47) million and CHF 1,120 million in 2002, 2001 and 2000, respectively.
5)
Balances include the accrued cost for shares to be delivered under the share award plans. The cost attributable to share award plans at December 31, 2002, 2001, 2000 and 1999 amount to CHF 2,823 million, CHF 3,268 m, CHF 3,304 m and CHF 2,636 m respectively. The balances include the accrued cost for shares granted subsequent to the financial year-end as part of the financial year compensation.

The Group commenced a share repurchase program of up to CHF 5 billion in 2001, corresponding to approximately 66 million shares, over two years. The Group began the repurchase over a second trading line at the SWX Swiss Exchange on March 14, 2001. This program, under which the Group purchased the equivalent of 15,330,000 shares with a par value of CHF 1 each in 2001 has been terminated as of February 25, 2003. The value of the shares repurchased was CHF 1.1 billion, and the Group's share capital was reduced by this amount. No purchases were made in 2002.

49.3    US GAAP accumulated other comprehensive income

The following table of accumulated other comprehensive income is in accordance with US GAAP.

in CHF m	Foreign currency translation adjustments	Unrealized gains/ (losses) on securities 1)	Cash flow hedges	Minimum pension liability adjustment	Accumulated other comprehensive income	Comprehensive income

Balance at December 31, 1999	1,172	4,758	–	3	5,933	–

Net profit	–	–	–	–	–	4,487
Foreign currency translation adjustments	(825)	–	–	–	(825)	–
Unrealized holding gains arising during period, net of tax of CHF 225 m	–	3,536	–	–	3,536	–
Less reclassification adjustment for gains included in net income, net of tax of CHF 709 m	–	(2,404)	–	–	(2,404)	–
Minimum pension liability adjustment, net of tax benefit of CHF 2 m	–	–	–	(4)	(4)	–

Other comprehensive income	(825)	1,132	—	(4)	303	303

Balance at December 31, 2000	347	5,890	—	(1)	6,236	–

Total comprehensive income 2000	–	–	—	–	–	4,790

Net profit	—	—	–	—	—	(687)
Foreign currency translation adjustments	(48)	–	–	–	(48)	—
Unrealized holding losses arising during period, net of tax benefit of CHF 412 m	–	(3,052)	–	–	(3,052)	—
Less reclassification adjustment for gains included in net income, net of tax benefit of CHF 190 m	–	(330)	–	–	(330)	—
Unrealized holding losses arising during period, net of tax benefit of CHF 1 m	–	–	(81)	–	(81)	—
Cumulative effect of changes in accounting principles, net of tax benefit of CHF 7 m	–	–	(17)	–	(17)	—
Minimum pension liability adjustment, net of tax benefit of CHF 60 m	–	–	–	(215)	(215)	—

Changes in other comprehensive income	(48)	(3,382)	(98)	(215)	(3,743)	(3,743)

As of December 31, 2001	299	2,508	(98)	(216)	2,493	—

Total comprehensive income 2001	—	—	—	—	—	(4,430)

Net profit	—	—	—	—	—	(4,680)
Foreign currency translation adjustments	(2,303)	—	—	—	(2,303)	—
Unrealized holding losses arising during period, net of tax benefit of CHF 124 m	—	(489)	—	—	(489)	—
Less reclassification adjustment for gains included in net income, net of tax benefit of CHF 260 m	—	(358)	—	—	(358)	—
Unrealized holding gains arising during period, net of tax of CHF 1 m	—	—	221	—	221	—
Minimum pension liability adjustment, net of tax benefit of CHF 142 m	—	—	—	(365)	(365)	—

Changes in other comprehensive income	(2,303)	(847)	221	(365)	(3,294)	(3,294)

As of December 31, 2002	(2,004)	1,661	123	(581)	(801)	—

Total comprehensive income 2002	—	—	—	—	—	(7,974)

1)
Net of certain amounts allocated to policyholders.

49.4    Recently issued US accounting standards

Accounting for business combinations, goodwill and other intangible assets

In July 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142).

SFAS 141 requires that the purchase method of accounting be used for all business combinations. The use of the pooling of interests method is prohibited. This statement is effective for business combinations initiated after June 30, 2001 and for purchase method of accounting business combinations completed after June 30, 2001. In addition, SFAS 141 requires certain intangible assets to be recognized apart from goodwill and sets forth specific criteria relating to the recognition of intangible assets acquired in business combinations.

SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, amortization of goodwill and intangible assets with indefinite lives, including goodwill recorded in prior business combinations, has ceased upon adoption of SFAS 142. Other intangible assets with finite lives will continue to be amortized over their assigned useful lives. For the Group and other calendar year companies, this statement is effective for financial years beginning after December 15, 2001.

Effective July 1, 2001, the Group adopted the provisions of SFAS 141 and certain provisions of SFAS 142 as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Effective January 1, 2002, the Group adopted the remaining provisions of SFAS 142.

The Group completed the required transitional impairment test of goodwill and indefinite life intangible assets as of January 1, 2002, and determined that there was no impairment to goodwill or intangible assets and no effect on the Group's consolidated financial condition or results of operations as of January 1, 2002. Additionally, upon adoption, the Group reclassified certain intangible assets as follows: CHF 1,946 million from finite life intangibles to goodwill and CHF 71 million from goodwill to finite life intangibles. See note 49.5 for additional information on goodwill and identifiable intangible assets.

Accounting for the impairment or disposal of long-lived assets

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS 121), and the accounting and reporting provisions of APB opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unsual and Infrequently Occuring Events and Transactions (APB 30). SFAS 144 also amends ARB 51, Consolidated Financial Statements (ARB 51), to eliminate the exception to consolidation for a temporarily controlled subsidiary.

SFAS 144 requires all long-lived assets to be disposed of and discontinued operations to be measured at the lower of the carrying amount or fair value less costs to sell. SFAS 144 establishes additional criteria for determining when a long-lived asset is held-for-sale. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted.

The Group adopted SFAS 144 on January 1, 2002. Generally, the provisions of the new standard are to be applied prospectively. Other than the presentation of discontinued operations in the condensed consolidated income statement for operations which the Group initiated disposition activities subsequent to January 1, 2002, and the classification of related assets and liabilities as held-for-sale on the condensed consolidated balance sheet, adoption of SFAS 144 did not have a material impact on the Group's consolidated financial condition or results of operations.

EITF 02-3

In November 2002, the Emerging Issues Task Force released EITF Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives. With respect to these criteria, the Group is currently evaluating the impact on its consolidated financial statements of EITF 02-3.

Future Application of Accounting Standards

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement is effective for fiscal years beginning after May 15, 2002. The Group believes that the adoption of SFAS 145 will not have a significant impact on the Group's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructuring, a discontinued operation, plant closing, or other exit or disposal acitivity. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Group believes that the adoption of SFAS 146 will not have a significant impact on the Group's consolidated financial condition or results of operations.

In November 2002, the FASB began drafting SFAS No. 149, Accounting for Certain Instruments with Characteristics of Liabilities and Equity (SFAS 149). SFAS 149 would establish standards for issuers' classification as liabilities in the statement of financial condition certain financial instruments that have characteristics of both liabilities and equity. The final statement is expected to be issued in the second quarter of 2003. SFAS 149 would be effective upon issuance for all contracts created or modified after the date the statement is issued and otherwise effective at the beginning of the first interim period beginning after March 15, 2003. The Group is evaluating the impact of adopting SFAS 149.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002 and can be found in "Consolidated Off-Balance Sheet and Fiduciary Business." The Group believes that the adoption of the initial recognition and measurement provisions of FIN 45 will not have a significant impact on the Group's consolidated financial condition or results of operations.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of ARB No. 51, Consolidated Financial Statements, was issued on January 17, 2003. FIN 46 provides guidance for determining whether a company must consolidate entities where identifying the majority holdings of voting equity is not adequate for making the determination of control, either because voting equity does not exist or the entities' decisions are so restricted that decisions are an irrelevant indicator. The FASB has named these entities "variable interest entities", or VIEs. The guidance in FIN 46 is applicable for many special-purpose entities and any other entity not explicitly excluded from the scope of FIN 46 or that do not satisfy the criteria for assessing consolidation based on a majority holding of voting equity.

Under FIN 46, a party has to consolidate a VIE if it has either the majority of expected losses or expected residual returns, or both. Generally, FIN 46 does not require consolidation for parties involved with qualifying special purpose entities (QSPEs) that meet the requirements of FAS 140.

The consolidation requirements of FIN 46 are applicable to all VIEs created after January 31, 2003. Entities that existed before February 1, 2003, must be reviewed under FIN 46 by July 1, 2003. The Group is currently reviewing the impact of FIN 46 on the consolidated financial statements of the Group.

FIN 46 also imposes immediate disclosure requirements, the most significant of which relate to entities for which the Group believes it is "reasonably possible" that consolidation or disclosure will be required on July 1, 2003. The information disclosed about VIEs in note 49.10 is based on the status of the Group's review of the impact of FIN 46 on current structures to date. Accordingly, the actual impact may differ as the Group completes its review, considers restructuring alternatives, and to the extent further clarification on the application of FIN 46 is obtained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49.5    Goodwill and intangible assets

See also note 49.4 for additional information.

The following table presents the net profit and earnings per share for 2002, 2001 and 2000 adjusted to exclude amortization expense (net of taxes) related to goodwill which is no longer amortized. For the periods presented there was no amortization of indefinite life intangible assets which, under SFAS 142, are no longer amortized.

in CHF m, except per share amounts	2002	2001	2000

Net profit/(loss)
Reported net profit/(loss) under US GAAP	(4,680)	(687)	4,487
Goodwill amortization	0	1,587	671

Adjusted net profit/(loss) under US GAAP	(4,680)	900	5,158

Basic earnings per share
Reported basic earnings per share	(4.05)	(0.61)	4.27
Goodwill amortization	0.00	1.40	0.64

Adjusted basic earnings per share	(4.05)	0.79	4.91

Diluted earnings per share
Reported diluted earnings per share	(4.05)	(0.61)	4.12
Goodwill amortization	0.00	1.40	0.62

Adjusted diluted earnings per share	(4.05)	0.79	4.74

During 2002, a goodwill write-off of CHF 1,297 million was recorded in connection with the disposal of Pershing, CSFBdirect and Autranet, Inc. A CHF 195 million write-off resulted from the disposals of our insurance operations in France and Austria. The Group recorded goodwill of CHF 472 million during 2002 in connection with CSFB's acquisition of Holt Value Associates, L.P. and Warburg Pincus Asset Management and other acquisitions.

The changes in goodwill during 2002 were as follows:

in CHF m	Balance at January 1, 2002	Goodwill acquired during the period	Goodwill disposed/ impaired during the period	Other 1)	Balance at December 31, 2002

Private Banking	582	18	(59)	(25)	516
Corporate & Retail Banking	182	30	(13)	0	199
Life & Pensions	2,216	23	(17)	(24)	2,198
Insurance	2,540	76	(178)	(37)	2,401
Institutional Securities	11,560	79	(391)	(1,549)	9,699
CSFB Financial Services	2,792	246	(906)	(481)	1,651

Total	19,872	472	(1,564)	(2,116)	16,664

1)
Includes foreign exchange impact on non-CHF denominated goodwill and other reclassifications.

At December 31, 2002, CHF 5 million of the Group's acquired intangible assets were considered to be indefinite life and not subject to amortization. All other acquired intangible assets are subject to amortization. During 2002, the Group recorded CHF 146 million of intangible assets with amortization periods from three to thirteen years. The components of intangible assets were as follows:

	31.12.02			31.12.01
in CHF m	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Present value of future profits	5,523	1,742	3,781	5,904	1,155	4,749
Capitalization of software	2,837	1,394	1,443	3,886	997	2,889
Trade names / Trademarks	80	10	70	721	44	677
Client relationships	944	139	805	4,066	288	3,778
Other	155	76	79	1,130	271	859

Total amortizing intangible assets	9,539	3,361	6,178	15,707	2,755	12,952
Indefinite life intangible assets			5			6

Total intangible assets			6,183			12,958

Intangible assets amortization expense was CHF 1,459 million and CHF 1,304 million for 2002 and 2001, respectively. Intangible assets amortization expense is estimated to be CHF 1,095 million in 2003, CHF 909 million in 2004, CHF 767 million in 2005, CHF 730 million in 2006, and CHF 637 million in 2007.

49.6    Discontinued operations

The following note includes details on discontinued operations that are considered to be material.

On January 7, 2003, the Group entered into a definitive agreement to sell its Pershing unit to The Bank of New York Company, Inc. For additional information please refer to note 5.

In accordance with SFAS 144, the Company presented the assets and liabilities of its Pershing unit as of December 31, 2002 as Discontinued operations — assets and Discontinued operations — liabilities, respectively, in the US GAAP condensed consolidated balance sheets. As a result, the US GAAP condensed consolidated balance sheets for prior periods may not be comparable. The operating results of the Pershing unit for all periods presented were reported as Discontinued operations in the US GAAP condensed consolidated statements of income.

The following table summarizes the results of operations of Pershing for the years ended December 31, 2002, 2001 and 2000.

In CHF m	2002	2001	2000

Total revenues	1,136	2,129	545
Total expenses	(1,201)	(2,268)	(520)

Profit/(loss) before taxes from discontinued operations	(65)	(139)	25

Loss on disposal of stock	(532)	—	—
Provision for income taxes	20	32	(10)

Profit/(loss) from discontinued operations, net	(577)	(107)	15

The following table sets forth Pershing's assets and liabilities at December 31, 2002.

In CHF m	31.12.02

Assets
Cash and cash equivalents	1,693
Brokerage receivables	6,246
Trading account assets	239
Federal funds sold, securities purchased under resale agreements ad securities borrowing transactions	7,476
Tangible fixed assets	247
Goodwill	867
Other assets	1,396

Discontinued operations — assets	18,164

Liabilities
Deposits	349
Brokerage payables	11,194
Trading account liabilities	45
Federal funds purchased, securities sold under repurchase agreements, and securities lending transactions	892
Other liabilities	3,136

Discontinued operations — liabilities	15,616

49.7    Investments

The following tables are based on the consolidated Swiss GAAP balance sheet as held-to-maturity or available-for-sale based on US GAAP criteria. Additional information regarding investments can be found in note 22 for Financial investments from the banking business, note 23 for Investments from the insurance business and note 24 for own shares included in the investments from the banking and insurance business.

Money market papers

December 31, 2002 (in CHF m)	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	2,138	2,138	0	0	2,138

Securities held-to-maturity	2,138	2,138	0	0	2,138

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	123	123	0	0	123
Debt securities issued by foreign governments	185	185	0	0	185
Corporate debt securities	278	278	0	0	278
Other	0	0	0	0	0

Securities available-for-sale	586	586	0	0	586

Other money market papers 1)	22,401	—	—	—	—

Total money market papers	25,125	—	—	—	—

December 31, 2001 (in CHF m)	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	3,401	3,401	0	0	3,401

Securities held-to-maturity	3,401	3,401	0	0	3,401

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	1,266	1,266	0	0	1,266
Debt Securities issued by foreign governments	1,594	1,594	0	0	1,594
Corporate debt securities	292	292	0	0	292
Other	0	0	0	0	0

Securities available-for-sale	3,152	3,152	0	0	3,152

Other money market papers1)	25,474	–	–	–	–

Total money market papers	32,027	–	–	–	–

1)
Not considered debt securities under US GAAP criteria but rather cash and other liquid assets, interest bearing deposits due from banks and trading assets.

Financial investments from the banking business

December 31, 2002 (in CHF m)	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	5,267	5,267	1	0	5,268
Corporate debt securities	1	1	0	0	1
Other	0	0	0	0	0

Debt securities held-to-maturity	5,268	5,268	1	0	5,269

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	473	473	30	0	503
Debt securities issued by other foreign governments	10,531	10,530	164	1	10,693
Corporate debt securities	839	986	5	151	840
Other	2,951	2,951	14	1	2,964

Debt securities available-for-sale	14,794	14,940	213	153	15,000

Equity securities	1,456	1,442	39	14	1,467

Equity securities available-for-sale	16,250	16,382	252	167	16,467

Own shares	58
Own bonds	19	—	—	—	—
Investments in venture capital	11,029	—	—	—	—
Real estate	760	—	—	—	—
Other	10	—	—	—	—

Total financial investments from the banking business	33,394

December 31, 2001 (in CHF m)	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	5,691	5,691	5	2	5,694
Corporate debt securities	3	3	0	0	3
Other	0	0	0	0	0

Debt securities held-to-maturity	5,694	5,694	5	2	5,697

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	502	502	22	18	506
Debt securities issued by foreign governments	8,441	8,446	80	5	8,521
Corporate debt securities	1,206	1,204	14	1	1,217
Other	422	422	2	1	423

Debt securities available-for-sale	10,571	10,574	118	25	10,667

Equity securities	3,694	3,731	2,199	38	5,892

Securities available-for-sale	14,265	14,305	2,317	63	16,559

Own shares	773	—	—	—	—
Own bonds	31	—	—	—	—
Investments in venture capital	14,458	—	—	—	—
Real estate	2,070	—	—	—	—
Other	15	—	—	—	—

Total financial investments from the banking business	37,306

The following table presents proceeds from sales of securities and realized gains and losses, on both Swiss GAAP and US GAAP bases, for the years ended December 31:

	Available-for-sale securities
in CHF m	Debt securities 2002	Debt securities 2001	Debt securities 2000	Equity securities 2002	Equity securities 2001	Equity securities 2000

Proceeds from sales	50,701	29,161	13,880	20,849	22,952	15,050
Realized gains
Swiss GAAP basis	1,482	1,280	611	3,061	4,396	5,335
US GAAP basis	1,310	1,004	409	2,645	2,610	4,014
Realized losses
Swiss GAAP basis	586	303	251	3,226	2,919	1,055
US GAAP basis	598	303	241	3,282	2,923	1,069

Transfers of equity securities and securities classified as available-for-sale to trading account assets resulted in realized gross gains of CHF 2 million, CHF 0 million and CHF 25 million during 2002, 2001 and 2000, respectively, and gross losses of CHF 0 million, CHF 17 million and CHF 0 million in 2002, 2001, and 2000, respectively.

The Group recognized other than temporary impairments on investment securities held as available-for-sale of CHF 3,864 million, CHF 1,152 million and CHF 357 million in 2002, 2001 and 2000 respectively.

The following table presents the amortized cost and fair value of securities classified as available-for-sale and held-to-maturity by contractual maturity dates as of December 31, 2002:

Debt securities (in CHF m)	Securities held-to-maturity amortized cost	Securities held-to-maturity fair value	Securities available-for-sale amortized cost	Securities available-for-sale fair value

From the banking business
Due in one year or less	1,968	1,969	8,731	8,651
Due from one to five years	3,082	3,082	4,785	4,820
Due from five to ten years	218	218	1,129	1,233
Due after ten years	0	0	295	296

Total debt securities from the banking business	5,268	5,269	14,940	15,000

From the insurance business
Due in one year or less	0	0	2,860	3,041
Due from one to five years	0	0	22,351	23,550
Due from five to ten years	0	0	33,523	34,922
Due after ten years	0	0	14,189	15,138

Total debt securities from the insurance business	0	0	72,923	76,651

At December 31, 2002, money market papers held by the Group which are classified as either available-for-sale or held-to-maturity primarily mature within one year.

At December 31, 2002, financial investments from the insurance business with the fair value and book value of CHF 116 million and CHF 104 million, respectively, were on deposit with regulatory authorities. The Group retains ownership of all securities on deposit and receives the related investment income.

The net change in unrealized gains and losses for financial investments from the insurance business were as follows for the years ended December 31:

in CHF m	2002	2001	]2000

Debt securities	2,643	(127)	512
Equity securities	(347)	(7,240)	(2,762)
Other investments	59	314	16

Change in unrealized investment gains (losses)	2,355	(7,053)	(2,234)
Adjustments
Deferred policy acquisition costs	(191)	543	158
Present value of future profits	(25)	31	(3)
Policyholder liabilities	(955)	1,517	418
Deferred income taxes	(303)	670	1,168

Net change in unrealized investment gains and losses from the insurance business	881	(4,292)	(493)

At December 31, 2002, the aggregate investments in debt securities from three specific counterparties were each in excess of 10% of consolidated shareholders' equity, excluding minority interests. Aggregate investments in debt securities issued by two European governments and a European financial institution represented approximately 33.1%, 30.4% and 14.9%, respectively, of the December 31, 2002 balance of consolidated shareholders' equity, excluding minority interests. The Standard & Poor's ratings for these were AA, AAA and AAA, respectively.

49.8    Real estate held for investment from the insurance business

Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

The following table shows real estate held for investment from the insurance business as of:

in CHF m	31.12.02	31.12.01

Land	1,965	1,978
Buildings and improvements	7,120	7,283

Total cost	9,085	9,261

Accumulated depreciation	(1,710)	(1,718)

Net book value	7,375	7,543

Estimated fair value	9,983	10,367

49.9    Brokerage receivables and brokerage payables

The Group has receivables and payables from transactions in financial instruments purchased from and sold to banks, customers, brokers and dealers. The Group is exposed to risk of loss from the inability of its counterparty to pay for a purchase or to deliver the financial instruments sold, in which case the Group would have to sell or purchase the financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as a counterparty to a transaction, credit risk is generally reduced. The Group requires customers to maintain margin collateral in compliance with applicable regulatory and internal guidelines. Amounts shown below are Swiss GAAP reformatted to US GAAP presentation.

Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following as of:

in CHF m	31.12.02	31.12.01

Receivables due from customers	15,622	23,425
Receivables due from banks, brokers and dealers	14,215	12,176

Total brokerage receivables	29,837	35,601

Payables due to customers	25,111	28,860
Payables due to banks, brokers and dealers	12,337	9,213

Total brokerage payables	37,448	38,073

49.10    Securities borrowed, lent and subject to repurchase agreements

See also note 39 for additional information.

Amounts shown below are Swiss GAAP reformatted to US GAAP presentation. Securities borrowed or purchased under agreements to resell, at their respective balance sheet values, consisted of the following as of:

in CHF m	31.12.02	31.12.01

Federal funds sold and securities purchased under resale agreements	197,960	206,964
Deposits paid for securities borrowed – cash only	29,953	23,640

Total funds and securities	227,913	230,604

Certain restatements have been made to prior-year amounts to conform to the current presentation.

Securities lent or sold under agreements to repurchase, at their respective balance sheet values, consisted of the following as of:

in CHF m	31.12.02	31.12.01

Federal funds purchased and securities sold under agreements to repurchase	183,034	185,320
Deposits received for securities lent – cash only	22,026	23,699

Total funds and securities	205,060	209,019

The maximum month end amount of securities purchased under agreements to resell was CHF 197,960 million, CHF 225,482 million and CHF 201,972 million in 2002, 2001 and 2000, respectively. The average amount of securities purchased under agreements to resell during the year was

CHF 181,786 million, CHF 209,790 million and CHF 164,632 million in 2002, 2001 and 2000, respectively.

The resale and repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and generally have terms ranging from overnight to a longer or unspecified period of time. It is the Group's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Group with the right to liquidate the collateral held. In the Group's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged at December 31, 2002.

Deposits paid for securities borrowed and deposits received for securities lent are recorded at the amount of cash advanced or received and are collateralized principally by cash or marketable securities. Securities borrowed transactions require the deposit of cash or securities collateral with the lender. For securities lent transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

Securitization Activity

The Group enters into various transactions whereby commercial and residential mortgages and corporate bonds are sold to qualifying trusts or special purpose trusts and beneficial interest in those trusts are sold to investors. The investors and the securitization trusts have no recourse to the Group's other assets for failure of the debtors to pay when due. The Group does not retain servicing responsibilities from its securitization transactions.

In 2002, the Group recognized pre-tax gains of CHF 226 million on the securitization of the commercial mortgages, CHF 164 million pre-tax gain on the securitzation of residential mortgages and CHF 108 million pre-tax gain on the securitization of corporate bonds. Gains and losses on securitization transactions depend in part on the carrying values of mortgages and bonds involved in the transfer, and are allocated between the mortgages and bonds sold and any retained interests according to the relative fair values at the date of sale.

The following table summarizes cash flows received from securitization trusts for the year ended December 31:

	2002			2001
in CHF m	Commercial Mortgages	Residential Mortgages	Bonds	Commercial Mortgages	Residential Mortgages	Bonds

Proceeds from new securitizations	7,928	39,184	16,108	14,583	28,692	18,815
Other cash flows received (gains/losses)	226	(164)	108	163	99	158

The fair value of retained interests from securitizations are estimated using discounted cash flow analysis based on key economic assumptions including prepayment spreads, discount rates and credit losses.

The fair value, key economic assumptions used to value as of December 31, 2002 and sensitivity of the fair value to immediate adverse changes in those assumptions are as follows:

	Commercial Mortgage Loans	Residential Mortgage Loans	Bonds

Carrying amount/fair value of retained interests (in CHF m)	903	1,328	1004
Weighted-average life (in years)	0.4 to 9.7	1 to 15.3	4.4 to 11.2
Weighted-average CHF value change for one basis point movement	0.061	0.396	0.158
Prepayment Speed Assumption 2)	N/A 1)	200 PSA to 325 PSA	N/A 4)
Impact on fair value of 10% adverse change	N/A	11.1	N/A
Impact on fair value of 20% adverse change	N/A	12.2	N/A
Floating Interest Rate/Cash Flow Discount rate	Libor +/- Spread	4.9	6.6
Impact on fair value of 10% adverse change	8.9	17.9	19.5
Impact on fair value of 20% adverse change	17.8	35.7	38.7
Expected credit losses 3)
Impact on fair value of 2% adverse change	0	0	0
Impact on fair value of 5% adverse change	1	0	0

1)
These mortgages typically have prepayment fees associated with them and have balloon payments at the end of the term and as such, prepayments are not considered key assumptions.
2)
Prepayment Speed Assumption (PSA) is an industry standard prepayment speed model used in the calculation of the fair value of the retained interest. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month of life. This increases by 0.2% thereafter during the life of the mortgage loan leveling off to a constant prepayment rate of 6.0% per annum beginning in the thirtieth month and each month thereafter during the life of the mortgage loan. 100 PSA equals 100 CPR.
3)
Expected credit losses for mortgage loans are assumed to be zero as, generally, the underlying mortgages are secured by real property and substantially all beneficial interest retained represents investment-grade interests.
4)
The majority of the portfolio consists of high-yield and investment-grade corporate bonds. These obligations are not prepayable. The remainder of the portfolio consists of commercial and residential loans. Commercial obligations typically have balloon payments and as such prepayments are not considered key assumptions.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. Therefore, changes in one assumption may result in changes in other assumptions which might magnify or counteract the sensitivities.

Variable Interest Entities

For additional information on FIN 46, please refer to note 49.4, "Recently Issued US Accounting Standards."

The Group is the administrator and liquidity and credit enhancement provider for several asset-backed commercial paper (ABCP), conduits that purchase assets, typically receivables, from corporate counterparties and issue commercial paper backed by these assets. The assets purchased by the conduits have first risk of loss protection provided by the transferors, typically through overcollateralization. Notwithstanding the retention of the first risk of loss by the sellers, the Group believes, based on current structures, it is reasonably possible that the Group will be required to consolidate the ABCP conduits under the provisions of FIN 46.

As of December 31, 2002, the total assets outstanding in these ABCP conduits were CHF 10.8 billion, funded by the issuance of commercial paper. The Group's commitments to these conduits consist of obligations under liquidity agreements and program-wide credit enhancement. Liquidity is provided through asset purchase agreements relating to each asset held by the conduits. The Group's commitments under the liquidity agreements cover the inability to access the commercial paper markets and can be drawn at any time, resulting in ownership of the underlying assets. As of December 31, 2002, the Group's total liquidity commitment was CHF 18.5 billion on CHF 10.8 billion of funded assets and commitments to purchase CHF 7.7 billion of additional assets. The Group also provides program-wide credit enhancement in the form of a letter of credit or purchase commitment totaling CHF 484 million as of December 31, 2002.

In the unlikely event that all of the liquidity and credit support provided by the Group were drawn and all of the underlying assets defaulted, the Group's maximum exposure to loss would be CHF 10.8 billion as of December 31, 2002. Any amounts provided under these commitments would be recoverable to the extent of the value of the assets. The Group believes the likelihood of incurring a loss equal to the maximum exposure is remote, as asset quality must be investment-grade when purchased by the conduits.

The Group structures various fund-linked products to provide clients with investment opportunities in alternative investments. For certain product offerings, a VIE holds the underlying investments and issues a note that provides investors a return based on the performance of those investments. The Group may provide principal protection on the notes to limit the investors' exposure to downside risk.

Upon adoption of FIN 46, the Group believes it is reasonably possible that the VIEs used in the offering of fund-linked products will be disclosed or consolidated. If required to consolidate these VIEs, the Group estimates an increase in total assets and liabilities as of December 31, 2002 of approximately CHF 904 million. This amount also represents the Group's maximum exposure to loss. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote, as the risk is significantly mitigated by provisions that automatically require a reallocation of investments into cash instruments should the asset value decrease below predefined parameters.

The Group is involved with VIEs that issue collateralized debt obligations (CDOs) as asset manager and/or investor in retained interests. As of December 31, 2002, the total assets in these CDO VIEs were approximately CHF 15.8 billion. At this time, the Group believes it is reasonably possible that approximately CHF 9.8 billion of the total COD VIE assets as of December 31, 2002 will be consolidated upon adoption of FIN 46. As of December 31, 2002, the Group's maximum exposure to loss from these CDO VIEs is approximately CHF 634.8 million, which represents the current carrying value of the retained interests held by the Group.

With respect to other CDO VIEs with total assets of CHF 6.0 billion as of December 31, 2002, the Group believes it is reasonably possible that its investments will be considered significant variable interests under FIN 46, which would not be consolidated but would require disclosure. The Group's investments in these CDO VIEs, which include equity (less than a majority) and debt securities and reflect the Group's maximum exposure to loss, totaled CHF 111.5 million as of December 31, 2002. These investments are included in trading assets and carried at fair value.

49.11    Income taxes

See note 14 for additional information on taxes.

The Group is incorporated in Switzerland and operates in various countries with differing tax laws and rates. A substantial amount of the Group's income before taxes and related taxes are generated outside of Switzerland. Consequently, the effective tax rate may vary from period to period to reflect the generation of taxable income in tax jurisdictions.

A reconciliation of taxes computed at the statutory rate of 25% to the actual taxes is shown in the following table.

	2002 in CHF m	2001 in CHF m	2000 in %

Tax benefit/(expense) computed at the statutory tax rate	813	(575)	(1,843)
(Increases)/decreases in taxes resulting from:
Effects of different tax rates	517	680	710
Net operating losses (NOL) for which no deferred tax asset is recognized1)	0	(846)	(326)
Utilization of NOL	(34)	181	562
Changes in deferred tax valuation allowance	(657)	(64)	155
Lower taxed income	615	487	104
Non deductible expenses, allowances and deductions2)	(1,834)	(616)	(274)
Other	(16)	267	(437)

Tax benefit/(expense)	(596)	(486)	(1,349)

1)
As of January 1, 2002 the deferred tax assets in respect of net operating loss carryforwards are recognized when it is more likely than not that future taxable profit will be available against which those losses can be utilized. For additional information see note 2.
2)
In Germany, releases from policyholder bonus reserves are not offset by a corresponding deferred tax benefit from the losses on the equity investments, as capital gains/losses on equities are not taxable. The non-recognition of a tax effect on losses on equity investments is shown under "Non deductible expenses, allowances and deducations" and amounts to CHF 874 million in 2002.

At December 31, 2002, 2001 and 2000, deferred tax assets based on Swiss GAAP totaled CHF 7,975 million, CHF 6,910 million and CHF 6,883 million, respectively, while deferred tax liabilities based on Swiss GAAP totaled CHF 6,620 million, CHF 5,740 million and CHF 6,659 million at December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, 2001 and 2000, the Group had accumulated undistributed earnings from foreign subsidiaries, which are subject to unrecoverable withholding tax of, CHF 6,246 million, CHF 8,754 million and CHF 6,055 million, respectively. No deferred tax has been recorded as these earnings are considered indefinitely reinvested. If these earnings were distributed, the Group would be subject to unrecoverable withholding tax of CHF 407 million, CHF 539 million and CHF 344 million at December 31, 2002, 2001 and 2000, respectively.

49.11    Income taxes (continued)

Foreign income/(loss) before tax expense was CHF (3,835) million, CHF (630) million and CHF 2,347 million at December 31, 2002, 2001 and 2000, respectively. Foreign income is defined as income generated by operations located outside Switzerland.

Presented below in accordance with SFAS No. 109Accounting for Income Taxes, is the tax effect of temporary differences that give rise to significant portions of the US GAAP deferred tax assets and deferred tax liabilities valued in accordance with US GAAP as of:

in CHF m	31.12.02	31.12.01

Insurance technical provisions	1,678	2,092
Employment benefits	1,866	2,254
Investment securities	1,072	317
Deferred policy acquisition costs	31	0
Provisions	2,644	1,908
Derivatives	626	120
Real estate	334	339
NOL carry-forwards	3,943	1,862
Other	2,230	1,364

Deferred tax asset before valuation allowance	14,424	10,256
Less valuation allowance	(1,931)	(1,400)

Deferred tax assets net of valuation allowance	12,493	8,856

Insurance technical provisions	(648)	(525)
Employee benefits	(219)	(85)
Investment securities	(2,867)	(1,184)
Present value of future profits	(1,384)	(1,576)
Deferred policy acquisition costs	(728)	(698)
Business combinations	(2,377)	(1,863)
Derivatives	(569)	(69)
Software capitalization	(148)	(211)
Leasing	(139)	(169)
Real estate	(558)	(599)
Other	(1,246)	(1,126)

Deferred tax liabilities	(10,883)	(8,105)

Net deferred tax assets/(liabilities)	1,610	751

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. A US GAAP valuation allowance has been recognized because it is "more likely than not" that some portion of the deferred tax will not be realized due to limited carry-forward periods and expected taxable profits in certain tax jurisdictions. The net change during 2002 in the total valuation allowance was CHF (531) million. This change was due to utilization of tax carry-forwards. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future taxable income or implementation of tax planning strategies.

At December 31, 2002, the Group had available net operating loss carry-forwards totalling CHF 13,260 million.

49.12    Reinsurance

Reinsurance

See also note 16 for additional information on reinsurance.

The Group's non-life and life insurance companies cede some of their insurance risks to third-parties in order to provide greater diversification of their businesses, provide additional capacity for future growth, effect business-sharing arrangements, protect against catastrophe events and limit the potential for losses arising from large risks. The reinsurance arrangements do not relieve the Group from its direct obligation to its policyholders. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance arrangements. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to reinsurers to minimize its exposure to significant losses from reinsurers' insolvencies. The Group's current policy is generally to place its reinsurance with companies rated either A or better by Standard & Poor's. A balance sheet provision has been recorded for estimated unrecoverable reinsurance of CHF 25 million and CHF 23 million for 2002 and 2001, respectively. In addition, the Group's policy is generally to hold collateral in the form of cash, securities and letters of credit as security under the related reinsurance agreements. Concentrations with individual reinsurers are not material to the Group and the Group is not substantially dependent upon any reinsurance contract.

Non-life reinsurance

Over the past several years, the Group has gradually been replacing its proportional reinsurance treaties with non-proportional treaties. Retention limits are based generally on the line of business and the jurisdiction of coverage. The Group has a global catastrophe reinsurance protection program providing coverage for losses arising from any one incident in excess of CHF 50 million and CHF 50 million per year for all losses (incidents) between CHF 50 million and CHF 100 million (USD 25 million and 75% of the losses (incidents) between USD 25 million and USD 50 million in North America). Reinsurance assumed by the Group from other companies is primarily done on a facultative basis.

H.S. Weavers was an underwriting agent that wrote business on behalf of Insurance through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and, as a result, has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur Insurance purchased retroactive reinsurance coverage from the National Indemnity Corporation to limit the exposure from this book of business. The reinsurance provides coverage up to USD 800 million against an estimated undiscounted exposure of USD 584 million. As a result of this retroactive reinsurance transaction, Winterthur Insurance recorded a net deferred gain in 2000 in the amount of USD 233 million (CHF 381 million). The net deferred gain is amortized to operating income over the estimated settlement period of the underlying portfolio. At December 31, 2002 and 2001, the remainder of the deferred gain to be amortized in future years was USD 199 million (CHF 277 million) and USD 203 million (CHF 340 million), respectively.

Life reinsurance

The Group limits its exposure to losses on any single life. For ordinary insurance, Life & Pensions retains a maximum coverage of approximately CHF 4 million per individual life. There are smaller retentions for certain geographic regions and other products. Life reinsurance is entered into principally under surplus agreements on yearly renewable term or modified co-insurance basis. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits.

49.13    Present value of future profits

The following table represents the activity in the PVFP for the years ended December 31:

in CHF m	2002	2001	2000

Balance at beginning of financial year	2,335	2,522	1,505
Additions arising from acquisitions	17	59	1,150
Interest accrued during the year	98	157	156
Eliminated due to impairment or disposals	(22)	0	(44)
Amortization expense	(342)	(394)	(126)
Foreign currency translation impact	(96)	(40)	(116)

Carrying value at end of year before adjustments	1,990	2,304	2,525
Adjustment for unrealized gains and losses on available-for-sale securities	(24)	31	(3)

Carrying value at end of financial year	1,966	2,335	2,522

For the year ended December 31, 2002, additions arising from acquisitions relate to the acquisition of Premier Life Ltd. Luxembourg. For the year ended December 31, 2001, the additions relate to the acquisition of VOPF, one of the largest Czech pension funds. For the year ended December 31, 2000, the addition was related to the acquisitions of Colonial UK on July 1, 2000 and Nicos Life on April 1, 2000.

The estimated amount of the December 31, 2002 balance, before the effect of unrealized gains and losses, to be amortized over each of the next five years is as follows:

in CHF m

2003	235
2004	218
2005	219
2006	220
2007	202

Under US GAAP the acquisition of "Winterthur" Swiss Insurance Company is required to be accounted for as an acquisition rather than as a pooling of interests as for Swiss GAAP. As a result, any PVFP existing before the date of acquisition is eliminated and a new PVFP is calculated as of the acquisition date. The carrying value of PVFP computed in conformity with US GAAP is CHF 3,781 million, CHF 4,749 million and CHF 4,937 million at December 31, 2002, 2001 and 2000, respectively. These amounts are net of the impact of unrealized gains of CHF 401 million, CHF 144 million and CHF 410 million at December 31, 2002, 2001 and 2000, respectively.

49.14    Deferred policy acquisition costs

Amounts shown are Swiss GAAP reformatted to US GAAP presentation. The following table summarizes the balances of and changes in deferred policy acquisition costs for the years ended December 31:

in CHF m	Non-Life 2002	Non-life 2001	Non-life 2000	Life 2002	Life 2001	Life 2000	Total 2002	Total 2001	Total 2000

At beginning of financial year	2,109	1,454	1,191	3,553	2,511	2,369	5,662	3,965	3,560

Changes arising from acquisitions/dispositions	(46)	(26)	162	(130)	265	0	(176)	239	162
Deferred policy acquisition costs for the year	3,791	2,978	1,978	587	595	375	4,378	3,573	2,353
Amortization	(2,411)	(2,272)	(1,828)	(450)	(307)	(452)	(2,861)	(2,579)	(2,280)
Foreign currency translation impact	(179)	(25)	(49)	(133)	(52)	61	(312)	(77)	12

Subtotal	3,264	2,109	1,454	3,427	3,012	2,353	6,691	5,121	3,807

Adjustment for unrealized gains/(losses) on available-for-sale securities	0	0	0	(193)	541	158	(193)	541	158

At end of financial year	3,264	2,109	1,454	3,234	3,553	2,511	6,498	5,662	3,965

49.15    Real estate

Real estate held for sale

Amounts shown are Swiss GAAP reformatted to US GAAP presentation. The following table summarizes the real estate held for sale as of:

in CHF m	31.12.02	31.12.01

Real estate acquired for sale	290	1,243
Real estate repossessed and held for sale	91	131

Real estate held for sale	381	1,374

Reclassifications have been made to the prior-year amounts as a result of the adoption of SFAS 144. The properties are primarily commercial and residential real estate properties and in most cases are listed for sale, depending on market conditions. These properties are primarily related to the activities of Credit Suisse First Boston.

Real estate held for sale is presented net of valuation adjustments. Valuation adjustments for foreclosed real estate represent management's best estimate of the expected value to be realized in a normal sale transaction.

The reduction of real estate held for sale is the consequence of CSFB's ongoing efforts to reduce its non-continuing real estate portfolio.

Own use real estate

See also note 26 for additional information on tangible fixed assets.

There were no significant impairments identified in 2002.

In 2001, the Group recognized an impairment loss for long-lived assets to be held and used of CHF 20 million. Impairment of long-lived assets losses totaled CHF 92 million in 2000 and resulted from other than temporary declines in the market values of certain buildings, which continue to be held and used, in Switzerland and Brazil. As a result principally of a significant decrease in market values of certain properties in Switzerland, the Group performed an impairment evaluation on own use real estate in both 2000 and 2001. Certain properties were identified as impaired in cases where the properties' carrying values exceeded the expected future cash flows computed undiscounted and without interest charges. The carrying values of the impaired properties were written down to fair value and this established a new cost basis. For these properties, fair values were measured based on either discounted cash flow analyses or appraisals. Accordingly, in 2000, an impairment loss of CHF 77 million was recorded in Depreciation and write-offs on non-current assets, net. Additionally, the Group purchased own use real estate in Brazil and translated the Brazilian currency at the date of purchase into USD, the reporting currency of the Group's subsidiary holding this property. Due to the significant devaluation of the Brazilian currency against the USD in 2000, the Group believed it could no longer realize the dollar value reported for financial statement purposes. In October 2000, the Group obtained a building appraisal and converted the estimated value into USD at the October 2000 exchange rate. The real estate was written-down for the difference between this amount and the carrying amount. An impairment loss of CHF 15 million was recorded in the line item Depreciation and write-offs on non-current assets, net.

49.16    Fair value of financial instruments

The table below presents the fair value and the Swiss GAAP carrying values of financial instruments in accordance with SFAS No.107, Disclosures about Fair Value of Financial Instruments (SFAS 107). This statement requires the disclosure of fair value information about financial instruments, whether or not the fair values are recognized in the balance sheet.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques. The calculated fair values are significantly affected by the assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of this statement exclude all non-financial instruments such as lease transactions, real estate and premises, equity method investments and pension and benefit obligations. Accordingly, the fair value amounts presented do not represent management's estimation of the underlying value of the Group.

in CHF m	Book value 31.12.02	Estimated Fair value 31.12.02	Book value 31.12.01	Estimated Fair value 31.12.01

On balance sheet financial assets
Cash and other liquid assets	2,551	2,551	3,092	3,092
Money market papers	25,125	25,136	32,027	32,026
Due from banks	195,778	195,826	203,785	203,801
Receivables from the insurance business	12,290	12,290	11,823	11,823
Due from customers 1)	179,683	179,749	183,685	183,953
Mortgages 1)	94,238	96,047	92,034	92,830
Securities and precious metals trading portfolios	173,133	173,133	208,374	208,374
Financial investments from the banking business 2)	32,547	32,788	34,417	36,745
Investments from the insurance business 2)	121,020	121,801	123,742	123,415
Non-consolidated participations	319	366	367	482
Positive replacement values of derivative instruments	236,931	236,931	155,340	155,340
On balance sheet financial liabilities
Money market papers issued	22,178	22,306	19,252	19,286
Due to banks 1)	287,884	287,856	335,932	335,901
Payables from the insurance business	10,218	10,218	11,864	11,864
Due to customers in savings and investment deposits	39,739	39,739	38,547	38,547
Due to customers, other 1)	258,045	257,932	261,513	261,620
Medium-term notes (cash bonds)	2,599	2,727	3,019	3,115
Bonds and mortgage-backed bonds	81,839	83,978	81,505	82,268
Negative replacement values of derivative instruments	237,338	237,338	157,504	157,504

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

1)
Lease transactions have been excluded from these book and estimated fair values in accordance with SFAS 107.
2)
Real estate and premises have been excluded from these book and estimated fair values in accordance with SFAS 107.

The following is a description of the significant methods and assumptions used in calculating the fair values presented above.

For cash and other liquid assets and money market papers maturing within three months, the fair value, is assumed to approximate book value, given the short-term nature of these instruments. This assumption also is applied to receivables and payables from the insurance business. For those items with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

The following describes the methods of determining the fair value of loans that are primarily included in Due from banks, Due from customers, and Mortgages. For non-impaired loans where no quoted market prices are available, contractual cash flows are discounted using the market interest rates for loans with similar characteristics. For impaired loans, the book value, net of valuation adjustments approximates fair value.

The securities and precious metals trading portfolio is carried on the balance sheet at fair value. Fair value is determined using quoted market prices.

The fair values of positive replacement values of derivative instruments, negative replacement values of derivative instruments, Financial investments from the banking business, Investments from the insurance business, and Non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting anticipated future cash flows or using other valuation techniques.

For deposit instruments, which are included in due to banks, due to customers in savings and investment accounts and due to customers, other, the fair value is calculated as follows: for deposit instruments with no stated maturity and those with original maturities less than three months, the book value is assumed to approximate fair value due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated by using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The unfunded portion of commitments to extend credit and standby and other letters of credit have been reviewed. The Group has determined, based on market prices observed at the balance sheet date as compared to the rate charged to the customer, that the fair value of such financial instruments is not material.

49.17    Derivative financial instruments

See also the consolidated off-balance sheet business table for additional information on derivative financial instruments.

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(1)    (a) One or more underlyings and (b) one or more notional amounts or payment provisions or both,

(2)    Little or no initial net investment, and

(3)    Terms requiring or permitting net settlement.

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group enters into derivative contracts for trading and risk management purposes.

The Group's most frequently used derivative products are interest rate, cross-currency and commodity swaps, foreign exchange forward contracts, interest rate and foreign currency options, forward rate agreements, and foreign currency and interest rate futures.

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows on a specified notional amount for a predetermined period.

Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of assets and liabilities.

Cross-currency swaps involve the exchange of fixed or floating rate interest payments in one currency for the receipt of fixed or floating interest payments in another currency.

Forwards and futures

Forwards and futures are contractual agreements to either buy or sell a specified currency, commodity or financial instrument at a specific price and date in the future. Forwards are customized contracts transacted in the OTC market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily margining.

Options

Options are contractual agreements that convey the right but not the obligation to either buy or sell a specific amount of a currency, commodity or financial instrument at a fixed price either at a fixed future date or at any time within a fixed future period.

Options also include caps, collars and floors, which are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the agreed upon difference between the market rate and the prescribed rate of the cap, collar or floor.

Collateral and netting

To reduce credit risk specifically related to its derivative transactions, the Group enters into master netting agreements whenever possible and, when appropriate, obtains collateral from counterparties. These agreements provide that, in the event of default, all outstanding transactions with the counterparty will be terminated and all amounts outstanding will be settled on a net basis. The Group holds collateral in respect of credit related instruments where this is considered desirable, given the customer's assets. This provides the Group with a claim on these assets for both existing and future liabilities.

Adoption of SFAS 133

The Group adopted SFAS 133, as amended by SFAS 138 in 2001 for US GAAP reporting purposes. In accordance with the transition provisions of SFAS 133, the Group recorded in its US GAAP financial statements the following:

  •
  A net-of-tax cumulative-effect-type adjustment of CHF 123 million gain in earnings to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities; and
  •
  A net-of-tax cumulative-effect-type adjustment of CHF 17 million in Accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash flow hedging instruments.

The Group reclassified CHF 14 million from the transition adjustment that was recorded in accumulated other comprehensive income into US GAAP earnings during the twelve months following initial application to December 31, 2001.

Accounting for derivative and hedging activities

Under US GAAP, all derivatives are recognized on the balance sheet at their fair value. The fair values of derivatives are determined using various methodologies, including quoted market prices where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

On the date the derivative contract is entered into, the Group designates the derivative as one of the following for US GAAP purposes:

(1)
A trading instrument,
(2)
A risk management transaction not qualifying for US GAAP hedge accounting,
(3)
A hedge of the fair value of a recognized asset or liability, or a fair value hedge,
(4)
A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability, or a cash flow hedge, or
(5)
A hedge of a net investment in a foreign operation.

Trading derivatives are reported in Trading account assets or Trading account liabilities with changes in their fair value recognized as they occur in Trading revenue. All other derivatives are reported in Other assets or Other liabilities.

Changes in the fair value of derivatives which have been designated and qualify as fair value hedges are recorded in current-period earnings in the same line item as the gain or loss on the hedged assets or liabilities that is attributable to the hedged risk. The ineffective portion of the change in the fair value hedge is recorded in Other revenue or Other expenses as it occurs.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Other comprehensive income. These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in earnings). The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in Other revenue or Other expenses as the change occurs.

Foreign currency hedges, which are used to hedge the variability of functional currency-equivalent cash flows, are accounted for as cash flow hedges as described above. Derivatives that are designated and qualify as foreign currency hedges of the fair value of a foreign currency-denominated asset or liability are accounted for as fair value hedges as described above.

The effective portion of the change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in the cumulative translation adjustments account within Other comprehensive income. The ineffective portion of the change is recorded as Other revenue or Other expenses as it occurs.

The Group formally documents all relationships between hedged instruments and hedged items, and its risk-management objectives and strategy for undertaking hedge transactions. All derivatives that are designated as fair value, cash flow, or foreign currency hedges are linked to specific assets and liabilities on the balance sheet or specific forecasted transactions. The Group also formally assesses, at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Group discontinues hedge accounting prospectively as discussed below. The effectiveness of hedging relationships is determined by evaluating correlation between the hedged item and hedging instrument.

The Group discontinues hedge accounting prospectively in the following circumstances for the following reasons:

(1)
It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(2)
The derivative expires or is sold, terminated, or exercised;
(3)
The derivative is no longer designated as a hedge instrument, because it is unlikely that the forecasted transaction will occur; or
(4)
The Group determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. When hedge accounting is discontinued on a cash flow hedge, the net gain or loss shall remain in Accumulated other comprehensive income and be reclassified into earnings in the same period or periods during which the formerly hedged transaction affects earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within the original specified time period or with the additional time period as specified in SFAS 133, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in Accumulated other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings, unless redesignated as a hedging instrument.

Use of derivative instruments

The Group maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Group's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. Income or loss on the derivative instruments that are linked to the hedged assets and liabilities will generally offset the effect of this unrealized appreciation or depreciation. The Group views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

The Group uses various hedging strategies that are developed through a review of potential hedging techniques and using analysis from financial simulation models and other internal and industry sources to identify the most cost effective method to hedge the risk exposure.

Trading activities

The Group is active in most of the principal trading markets of the world, using the majority of the popular trading and hedging products. This includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. As a dealer, the Group's sales activities include acting as principal in structuring and marketing derivative products to customers at competitive prices to enable them to transfer, modify or reduce current or expected risks. Trading activities include market-making, positioning and arbitrage activities, including derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. These derivatives are presented in Other assets. The majority of the Group's derivatives held at December 31, 2002, were used for trading activities.

Fair value hedges

The Group typically enters into interest rate swaps to manage its exposure to interest rate risk. The Group will generally use these swaps to convert fixed rate assets or liabilities to variable rates. The Group uses cross currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities. The Group uses forward contracts and option contracts to hedge its exposure to changes in the fair value of equity instruments. The Group uses foreign currency forwards to hedge the foreign currency risk associated with available-for-sale securities.

For the years ended December 31, 2002 and 2001, the Group recognized net losses on derivative instruments of CHF 6 million and CHF 14 million, respectively (reported as Other expenses in the consolidated income statement), which represented the sum of the ineffective portion of all fair value hedges and the amount excluded from the assessment of hedge effectiveness.

Cash flow hedges

The Group generally uses interest rate swaps to convert floating rate assets or liabilities to fixed rates. The Group uses cross currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate functional currency assets or liabilities. For the years ended December 31, 2002 and 2001, there was no related profit or loss.

Net losses associated with cash flow hedges expected to be reclassified from Accumulated other comprehensive income to earnings within twelve months of December 31, 2002 are CHF 5 million, compared to CHF 8 million as of December 31, 2001.

Hedges of net investments in foreign operations

The Group typically uses forward exchange contracts and foreign currency denominated debt to hedge selected net investments in foreign operations. The purpose of this hedge is to protect against adverse movements in exchange rates. For the years ended December 31, 2002 and 2001, there were no net gains or losses related to these derivatives included in the cumulative translation adjustment within Other comprehensive income.

49.18    Litigation

We are involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of Credit Suisse Group as a whole, but could be material to our operating results for any particular period. For additional information about legal proceedings involving CSFB (USA), Inc., our indirectly wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CSFB (USA), Inc. with the SEC.

World War II settlement

Swiss banking settlement

In October 1996, several class action lawsuits were brought against us and another Swiss bank in the United States District Court for the Eastern District of New York. In January 1999, an agreement was signed with various Jewish groups and the lawyers representing the US class action plaintiffs on a global settlement that would resolve all claims against all Swiss businesses with the exception of certain named life insurance carriers, including our subsidiary Winterthur Life, relating to the World War II era. On July 26, 2000, the court approved the global settlement, and on November 22, 2000, the court adopted a plan for distributing the settlement funds. The full and conclusive settlement committed the defendant Swiss banks to pay USD 1.25 billion under certain terms and conditions. We committed to pay up to one-third of this sum. On November 23, 2000, we paid the final installment into an escrow fund. A small number of persons have elected to opt out of the settlement and not to participate in the class action. Such persons' claims were not released by the settlement. In addition, a number of appeals challenging the fairness of the settlement, or the distribution plan, were filed by purported class members, but all of those appeals have been denied; therefore, the settlement is fully effective. Accordingly, the settlement money paid into the escrow fund has been transferred to a settlement fund that is fully under the control of the court and class plaintiffs' counsel. We and another bank have filed an appeal challenging a ruling by the court that seeks to narrow in two respects the scope of the releases given to Swiss companies and their affiliates who are alleged to have used slave labor during World War II. The court of appeals issued a favorable ruling with respect to one such issue and an unfavorable one with respect to the other. An agreement in principle to resolve this aspect of the dispute has now been reached, subject to approval by the district court.

Claims against Winterthur Life

In 1997, a class action lawsuit, referred to as the Cornell case, was filed against 16 European insurance companies, including Winterthur Life, in the United States District Court for the Southern District of New York. Winterthur Life did not receive a release under the Swiss banking settlement described above. The plaintiffs claimed that these companies failed or refused to pay out benefits, particularly in connection with life policies, to which victims or survivors of the Holocaust were entitled. In January 1999, Winterthur Life was named as a defendant in a second class action, also in the Southern District of New York, referred to as the Winters/Schenker case, which asserts the same or similar claims. In January 2000, the Cornell case was dismissed. In July 2002, the Winters/Schenker case was dismissed as well.

In addition to the litigation and in response to actions by various American insurance regulators, in August 1998 an agreement was reached with the regulators, Jewish organizations and other European insurers, establishing a common procedure for the filing and processing of life insurance claims related to the Holocaust. The organization established for this purpose, the International Commission on Holocaust Era Insurance Claims, or ICHEIC, has initiated procedures for claims outreach, claims handling, the publication of lists of policy holders, the auditing of the insurers, and similar matters. Winterthur Life is taking an active part in ICHEIC.

The American Insurance Association, and certain of the Winterthur legal entity's US-domiciled insurance subsidiaries, along with several other US-domiciled insurance companies affiliated with non-US entities have challenged in court proceedings legislation in the State of California purporting to suspend the licenses of California insurers if the State determines that the insurers (or their non-US affiliates) have not followed certain procedures for insurance claims relating to the Holocaust, the outcome of which challenge is at the present time uncertain.

South Africa

Two purported class actions have been filed against us in the United States District Court for the Southern District of New York and another case that is not a class action has been filed against us in the United States District Court for the Eastern District of New York alleging that we and numerous other defendants are liable under international and US law by virtue of doing business in South Africa during the apartheid era prior to 1995. Efforts are under way to consolidate these and other similar cases against others in the Southern District of New York. We have not been properly served with process in any of the three cases. We intend to defend ourselves vigorously against all of the claims asserted.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, CSFB received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the NYAG; (2) the MSD; (3) the SEC; (4) the NASDR; (5) the NYSE; and (6) the United States Attorneys' Office for the Southern District of New York. The SEC, NASDR and NYSE have conducted a joint investigation.

CSFB has cooperated fully with these investigations, and has produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, the NASDR, NYAG and MSD have taken testimony from various present and former employees of CSFB. The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On September 19, 2002, the MSD referred certain aspects of its investigation to the NYAG to determine whether CSFB or any of its employees engaged in activity that would constitute a violation of New York criminal laws. The NYAG is continuing its investigation in response to the referral.

On October 21, 2002, the MSD filed an administrative complaint against CSFB, alleging violations of the Massachusetts Uniform Securities Act and seeking the imposition of a USD 1.9 million fine and various administrative remedies; CSFB filed an answer denying these charges on November 25, 2002. CSFB expects the MSD's allegations to be settled as part of a recently announced global agreement in principle, discussed below.

On December 20, 2002, CSFB and other financial services firms reached an agreement in principle with a coalition of state and federal regulators and self-regulatory organizations to resolve pending investigations. Pursuant to the agreement in principle, CSFB agreed, without admitting or denying the allegations, among other things, (i) to pay USD 150 million, of which USD 75 million is a civil penalty and USD 75 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute USD 50 million over five years to provide third-party research to clients and (iv) to adopt restrictions on the allocation of shares in IPOs to corporate executives and directors.

Several governmental and regulatory authorities have recently issued subpoenas to, and/or made requests for documents and information from, CSFB concerning the firm's preservation and production of documents in 2000 in response to then-pending investigations into the firm's allocation of shares in IPOs and subsequent transactions and commissions, including an investigation by the U.S. Attorney's Office for the Southern District of New York, which was concluded in December 2001 without charges being filed, and SEC and NASDR investigations that were settled in January 2002. CSFB is cooperating with the authorities in their investigations.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, CSFB LLC, an affiliate of CSFB LLC and several other investment banks, have been named as defendants in several putative class action complaints filed in the US District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities law resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs, and in some cases follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, CSFB moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on February 19, 2003, the court denied the motion as to the defendant investment banks and certain issuer and individual defendants.

Since March 2001, CSFB LLC and several other investment banks have been named as defendants in several putative class actions filed with the US District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, CSFB moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and we are now awaiting the court's decision.

On May 25, 2001, CSFB LLC was sued in the US District Court for the Southern District of Florida by a putative class of issuers in IPOs in which CSFB LLC acted as lead manager. The complaint alleged that CSFB LLC underpriced IPOs, accepted excessive brokerage commissions in exchange for allocations in IPOs, required investors to give CSFB LLC a share of IPO profits, and used IPO allocations to obtain additional investment banking business, all in breach of the underwriting agreements. This case was subsequently transferred to the US District Court for the Southern District of New York. An amended complaint was filed on February 4, 2002 in this matter alleging, among other things, a claim for indemnification in the initial public offerings matter. On March 29, 2002, CSFB LLC moved to dismiss this complaint. On June 25, 2002, the court denied CSFB LLC's motion to dismiss. In December 2002, prior to a motion for class certification being filed, MDCM Holdings, Inc., the putative class representative, informed the court that it wished to withdraw from the action. Notice of MDCM Holdings' decision has been provided to the putative class and a March 26, 2003 deadline has been set for a putative class member to substitute as the putative class representative. If no member of the putative class seeks to substitute for MDCM Holdings, the action will be dismissed.

On November 15, 2002, CSFB (USA), Inc., as alleged successor-in-interest for a subsidiary then known as Donaldson, Lufkin & Jenrette Securities Corporation (now Pershing LLC), was sued in the US District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which it acted as underwriter. The complaint alleges that the issuers' IPO's were underpriced, and that Pershing LLC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements.

Several putative class action lawsuits have been filed against CSFB LLC in the wake of publicity surrounding various governmental and regulatory investigations into the practices of equity research analysts. Thus far, cases have been brought against CSFB LLC in US District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Agilent Technologies, Inc., AOL Time Warner Inc., Covad Communications Co. and Razorfish, Inc. An individual action has been filed in the Superior Court of the State of California by a purchaser of shares of Clarent Corporation. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to Covad Communications Co. have been consolidated in the US District Court for the Southern District of New York, and CSFB and its co-defendants have filed a motion to dismiss the complaint. The actions related to Agilent Technologies, Inc., AOL Time Warner Inc. and Razorfish, Inc. have not yet been consolidated and no lead plaintiff or lead counsel has been appointed in any of those cases.

Investigations of regulators relating to Japan and the United Kingdom

In 1999, the Securities and Futures Authority of the United Kingdom, or UK SFA, the principal regulator of our broker-dealer operations in the United Kingdom, commenced an inquiry into the activities that were the subject of examination by the Financial Supervisory Agency of Japan, which was disclosed in previous SEC filings, as well as other activities associated with our operations in Tokyo. On December 1, 2001, the UK SFA ceased to exist, and the UK SFA's successor regulator, the FSA, assumed the investigation. On March 8, 2002, Credit Suisse First Boston International, or CSFBi, our derivatives business subsidiary, received the FSA's "Preliminary Findings Letter," setting forth the FSA's findings of fact upon which a decision to institute disciplinary proceedings against CSFBi would be based. On December 19, 2002, the FSA and CSFBi reached a full and final settlement of this matter. In connection therewith, the FSA found that between 1995 and 1998, CSFBi's conduct, primarily in Japan, violated certain UK regulatory rules regarding internal organization and controls and relationships with regulators and other authorities. CSFBi has accepted these findings and paid a fine to the FSA. In the four years since the conduct that forms the basis of these findings took place, CSFB has implemented changes in senior management and made extensive organizational, personnel and structural reforms to address the conduct.

Securities and Exchange Board of India investigation

On April 18, 2001, the Securities and Exchange Board of India, or SEBI, issued an interim order requiring that Credit Suisse First Boston (India) Securities Private Limited, or CSFB India, not undertake any new stock broking business until further orders were passed by SEBI. The interim order, which was issued following a preliminary inquiry by SEBI but prior to any hearing on the matter, was based on a preliminary determination by SEBI that (i) certain purchase and sale transactions in certain shares executed by CSFB India for a client in 2001 were financing transactions that were structured to give a misleading appearance of active trading in such shares, leading to the creation of an artificial market and (ii) CSFB India had entered into unauthorized lending of securities. Subsequently, the scope of the inquiry was expanded to include transactions entered into from April 1, 2000 to March 31, 2001. On June 13, 2002, SEBI entered a final order and suspended the stockbroker registration of CSFB India for two years, with the term of the suspension beginning on April 18, 2001.

Enron-related litigation and inquiries

Numerous actions have been filed against CSFB LLC and its affiliates relating to Enron Corp. or its affiliates, or Enron. On April 8, 2002, CSFB LLC and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, lawyers and accountants in two putative class action complaints filed in the US District Court for the Southern District of Texas. The first, Newby v. Enron Corp., et al., was filed by purchasers of Enron securities and alleges claims against CSFB LLC for violations of the federal securities laws. The second, Tittle, et al. v Enron Corp., et al., was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act and asserts state law negligence and civil conspiracy claims. A motion by CSFB LLC to dismiss the complaint in Newby was denied in December 2002, and CSFB LLC has since answered the complaint, denying all liability. On May 8, 2002, CSFB LLC moved to dismiss the Tittle complaint, and that motion is pending before the court. In both matters, plaintiffs have filed motions for class certification that are pending before the court. Several actions filed against CSFB LLC and certain CSFB-related affiliates, along with other parties, have been consolidated with the Newby action and stayed pending the court's decision on certain motions to dismiss by other defendants in Newby that are still pending. Two of the consolidated actions have duplicate proceedings in the US District Court for the Southern District of New York.

Additional actions have been filed in various US federal and state courts against CSFB LLC and/or certain CSFB-related affiliates, along with other parties, including (i) a series of putative class actions by purchasers of NewPower Holdings common stock alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933 and Section 10(b) of the Exchange Act; (ii) an action filed by The Retirement Systems of Alabama alleging violations of state and federal securities laws and Alabama statutory and common law; (iii) a complaint by two investment funds that purchased certain Enron-related securities alleging claims of insider trading and other violations of California law; (iv) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (v) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities law, common law fraud and civil conspiracy in connection with offerings of notes and certificates by certain Enron special purpose entities, including Osprey Trust; (vi) a complaint by purchasers of Enron, Marlin, Osprey and Montclare Trust securities alleging violations of state securities law, fraud and deceit, and civil conspiracy; (vii) an action by CalPERS, California's state pension fund, alleging violations of federal securities law, California law and fraud and concealment in connection with CalPERS' investment in certain notes issued by Enron; (viii) an action filed by an individual purchaser of Enron notes alleging violations of California law, fraud and concealment and breach of fiduciary duty in connection with offerings of those notes; and (ix) four actions against Arthur Andersen, in which Andersen has brought a claim for contribution against CSFB LLC and CSFB-related affiliates and other parties as third-party defendants.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. On September 12, 2002, the court entered an order allowing discovery from more than 100 institutions, including CSFB LLC. We have produced documents on a rolling basis, subject to a confidentiality order. The bankruptcy examiner has requested additional discovery, including depositions, and CSFB LLC is voluntarily cooperating with such requests.

CSFB LLC and its affiliates have received requests for information from certain US Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. We are cooperating fully with such inquiries and requests.

NASD anti-tying investigation

In September 2002, the NASD began an inquiry into the services provided by investment banks to customers that maintained a commercial banking relationship with any affiliates of the investment bank at the time such services were provided. It is our understanding that the NASD is investigating the question of whether improper "tying" of these various services took place. The NASD sent requests for information on this topic to CSFB and to a number of other financial institutions. CSFB is cooperating fully with this investigation and has produced and will continue to produce the requested documents and information.

Litigation provisions

The Group recorded a pre-tax provision of CHF 702 million at December 31, 2002 for the estimated costs of private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. This provision is in addition to a pre-tax charge of CHF 234 million with respect to the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers.

49.19    Deposits

The following table presents information concerning domestic and foreign deposits as of December 31. Designation of Switzerland versus foreign is based upon the location of the office receiving and recording the deposit. Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

in CHF m	Switzerland	Foreign	Total 31.12.02	Switzerland	Foreign	Total 31.12.01

Non-interest bearing demand	5,338	1,231	6,569	9,570	2,467	12,037
Interest bearing demand	36,479	6,436	42,915	30,926	3,227	34,153
Savings deposits	39,730	9	39,739	38,536	11	38,547
Time deposits	40,705	125,610	166,315	47,974	136,365	184,339

Total deposits	122,252	133,286	255,538	127,006	142,070	269,076

At December 31, 2002, the remaining maturities of time deposits are as follows:

in CHF m

2003	150,055
2004	4,287
2005	207
2006	8,424
2007	162
Thereafter	3,180

Total time deposits	166,315

The aggregate amount of deposits that have been reclassified as loan balances at December 31, 2002 and 2001 were CHF 419 million and CHF 657 million, respectively.

49.20    Liabilities for loss and loss adjustment expenses for the non-life insurance business

The following table reconciles the gross non-life reserves in the reconciliation of loss and loss adjustment expenses, or LAE, presented below to that presented in note 34 within the provision for unpaid claims and claim adjustment expenses and provisions for annuities at:

in CHF m	31.12.02	31.12.01	31.12.00

Gross loss and LAE reserves presented below	19,374	19,588	20,604
Winterthur Reinsurance business 1)	282	377	493
German Health 2)	194	198	195

Loss and LAE reserves	19,850	20,163	21,292

1)
The Winterthur Reinsurance business was divested in 1998. A 100% reinsurance contract was entered into for those contracts that were not novated.
2)
German health business, which is included in the non-life business segment, has been excluded as it is not a property-casualty business.

The following table is a summary reconciliation of the beginning and ending loss and LAE reserves, including the effect of reinsurance ceded, for the non-life insurance business for each of the years ended December 31:

in CHF m	2002	2001	2000

Loss and LAE reserves at beginning of financial year	19,588	20,604	19,072
Less reinsurance recoverables on unpaid losses at beginning of financial year	(2,892)	(3,914)	(2,650)

Net loss and LAE reserves at beginning of financial year	16,696	16,690	16,422

Current accident year	11,038	10,707	9,608
Prior accident years 1)	(175)	79	100

Provision for losses and LAE for claims incurred	10,863	10,786	9,708

Current accident year	(5,212)	(4,796)	(4,550)
Prior accident years	(3,983)	(4,750)	(4,835)

Loss and LAE payments for claims incurred	(9,195)	(9,546)	(9,385)

Unrealized foreign exchange loss/(gain)	(661)	(234)	(317)
Other 2)	(672)	(1,000)	262

Net loss and LAE reserves at end of financial year	17,031	16,696	16,690

Reinsurance recoverables on unpaid losses at end of financial year	2,343	2,892	3,914

Loss and LAE reserves at end of financial year 3)	19,374	19,588	20,604

1)
The profit on prior years in 2002 is primarily due to subsidiaries in Italy and the UK. The loss on prior accident years in 2001 is primarily due to subsidiaries in USA and Spain. In 2000, this was primarily due to subsidiaries in Spain and Portugal and adverse development related to the December 1999 winter storms in Europe.
2)
In 2002, this included loss and loss expense reserves of the French Portfolio and the Austrian subsidiary of CHF 681 million in total, which Winterthur sold in 2002. In 2001, this included loss and loss expense reserves of CGU of CHF 513 million and Prudential Plc portfolio of CHF 417 million, which Winterthur Insurance acquired in 2001, and of Winterthur International, Winterthur Swiss Insurance (Asia), Hong Kong and the Czech non-life portfolio of CHF 1,944 million, which Winterthur sold in 2001. In 2000, this included loss and expense reserves of NIG of CHF 633 million, which Winterthur Insurance acquired in 2000, and the deferred gain of CHF 381 million on the H.S. Weavers retroactive reinsurance contract.
3)
Reserves for businesses disposed of have been excluded from the above table.

Liabilities for gross losses and LAE for asbestos and environmental claims were CHF 742 million and CHF 936 million at December 31, 2002 and 2001, respectively. CHF 639 million in 2002 and CHF 799 million in 2001 relate to claims in North America. The change in reserves in 2002 of CHF 194 million predominately relates to foreign exchange differences of CHF 135 million.

Liabilities for net losses and LAE for asbestos and environmental claims were CHF 192 million and CHF 268 million at December 31, 2002 and 2001, respectively. Of this amount, CHF 107 million in 2002 and CHF 157 million in 2001 relate to claims in North America. The change in reserves in 2002 of CHF 76 million includes foreign exchange differences of CHF 25 million. Included in this exposure are policies written by H.S. Weavers.

H.S. Weavers was an underwriting agent that wrote business on behalf of Winterthur Insurance through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and, as a result, has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Insurance purchased reinsurance coverage up to USD 800 million to limit exposure from this book of business. In addition, during 2000, Insurance also sold Republic Insurance Company, which eliminated a significant amount of the Group's exposure to asbestos, pollution and other health hazard risks related to this book of business. Due to uncertainties such as changes in legislation, additional liabilities may arise for amounts in excess of the current reserves, which cannot be reasonably estimated. However, the Group believes it is not likely that the additional claims, if any, will have a material adverse effect on the Group's financial condition and results of operations.

At December 31, 2002 and 2001 the carrying value of certain annuity type non-life reserves that are discounted, on a gross basis, amounts to CHF 3,636 million and CHF 3,472 million, respectively. The discount amounts were CHF 1,758 million and CHF 1,708 million for 2002 and 2001, respectively. The discount rates used were between 3% and 5% in both years.

49.21    Participating policies of insurance business

Participating policies are policies where policyholders participate in the profits and the policies are expected to pay dividends based on the experience of the insurer.

Participating business for non-life insurance represents approximately 8% of the total non-life insurance premium income each of for the years ended December 31, 2002 and 2001.

Participating business for life insurance represents approximately 75% and 67% of the total life insurance premiums in force at December 31, 2002 and 2001, respectively, and approximately 67% and 69% of life insurance premium income for the years ended December 31, 2002 and 2001, respectively.

The amount of dividends to be paid is determined annually by the board of directors of the respective companies where the dividends are paid. Amounts allocable to participating policyholders are based on company practice, legal requirements and/or market conditions, depending on the jurisdiction. At December 31, 2002 and 2001, the amount of policyholder dividends incurred for non-life was an income of CHF 209 million and an expense of CHF 193 million, respectively. The amount of policyholder dividends incurred for life insurance was CHF 1,230 million and CHF 1,558 million at December 31, 2002 and 2001, respectively.

49.22    Related party transactions

Information on loans made by Credit Suisse Group or any of its subsidiaries to members of the Board of Directors and the Group Executive Board or to companies in which a member holds more than 50% of the voting rights, is available in note 37.

The majority of loans outstanding with the above-mentioned group of individuals are either mortgages or loans against securities. All mortgage loans are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years. Interest rates applied are based on refinancing costs plus a margin and are consistent with those applicable to other employees. When granting a loan to these individuals the same credit approval and risk assessment procedures apply as for loans to all employees. Loans against securities are granted at interest rates applicable to similar loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. In principle, members of the Board of Directors are not granted employee conditions on any loans extended to them, but are normally subject to conditions applied to customers with a comparable credit standing. In addition, some of the members of the Group Executive Board have outstanding loans in connection with certain private equity investment opportunities that Credit Suisse First Boston offers to some of its employees. Interest rates applied are based on refinancing cost plus an adequate margin. Such loans are no longer extended.

In addition, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors or the Group Executive Board have a significant influence. As of December 31, 2002, the total exposure to such related parties amounted to CHF 147 million, including all advances, committed but undrawn credit lines and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2002 did not exceed CHF 147 million.

Credit Suisse Group has reviewed all outstanding loans for compatibility with the Sarbanes-Oxley Act and has taken the necessary measures to ensure compliance.

49.23    Pension and post-retirement benefits

Refer to note 36 for additional information on pension and post retirement benefits. The provisions of SFAS No. 87, Employers Accounting for Pensions (SFAS 87) have been applied only to the Group's main plans. Both the assets and covered employees within these main plans comprise in excess of 97% of the respective assets and covered employees in all of the Group's defined benefit plans. The measurement date for the Group's main plans is September 30, 2002. Amounts shown below are in accordance with US GAAP.

Swiss pension plans

The pension funds of the Group in Switzerland are defined benefit plans and are set up as trusts domiciled in Zurich and Winterthur. All employees in Switzerland are covered by these plans. The pension plan benefits exceed the minimum benefits required under Swiss law.

Contributions are paid for by the Group and the employees. The employee contributions are calculated as a percentage of the annual salary and are deducted monthly. The percentages deducted from the salary depend upon the employee's age and salary, and vary between 7.5% and 12%. The employer's matching contributions are 167% of the employees' contributions.

Foreign pension plans

Various pension schemes exist in the foreign locations of Credit Suisse Group, including both defined benefit and defined contribution plans. The plans' retirement benefits depend on age, contributions and salary. The funding policy for these plans is consistent with local government and tax requirements. The assumptions used are derived using local economic conditions. Material defined benefit plans exist in the US, the UK and Germany. These retirement plans provide benefits in the event of retirement, death, disability, or employment termination.

Post-retirement benefits other than pensions

In the United States and Canada, the Group sponsors post-retirement life insurance plans and provides health care benefits for certain retirees and employees when they retire.

Defined benefit plans

The following table shows the components of net periodic pension expense for the Swiss and foreign defined benefit plans for the years ended December 31:

	Pension benefits
in CHF m	2002	2001	2000

Benefits earned during the year	504	423	406
Interest cost on benefit obligation	684	634	591
Expected return on plan assets	(935)	(861)	(824)
Amortization of
Unrecognized transition obligation/(asset)	68	67	68
Prior service cost	36	3	2
Unrecognized (gains)/losses	21	(28)	(1)

Net periodic pension cost	378	238	242
Settlement loss	62	59	18

Total US GAAP pension cost	440	297	260

The following table shows the changes in the benefit obligation and the fair value of plan assets during 2002 and 2001 and the amounts included in the Group's condensed consolidated US GAAP balance sheet for the Group's defined benefit pension and other post-retirement benefit plans at:

	Pension benefits		Post retirement benefits
in CHF m	31.12.02	31.12.01	31.12.02	31.12.01

Benefit obligation at the beginning of the year	16,070	13,857	70	69
Benefit obligation of countries added in current year	96	314	—	—
Plan participants contribution	286	254	1	0
Service cost	504	423	2	2
Interest cost	684	634	5	5
Plan amendments	162	233	—	(4)
Settlement loss	(59)	59	—	—
Actuarial (gains)/losses	117	953	7	1
Business combinations	32	(7)	5	—
Benefit payments	(837)	(632)	(5)	(5)
Exchange rate (gains)/losses	(329)	(18)	(13)	2

Benefit Obligation at the end of year	16,726	16,070	72	70

Fair value of assets at beginning of year	14,702	14,984	—	—
Assets of countries added in current year	81	262	—	—
Actual return on plan assets	(369)	(989)	—	—
Group contributions	758	782	5	5
Plan participants' contributions	286	254	—	—
Settlements	(72)	29	—	—
Business combinations	25	—	—	—
Benefit payments	(837)	(632)	(5)	(5)
Exchange rate gain/(loss)	(210)	12	—	—

Fair value of assets at end of year 1)	14,364	14,702	—	—

Funded status of the plan	(2,362)	(1,368)	(72)	(70)
Unrecognized
Net transition obligation/(asset)	58	123	—	—
Prior service cost	378	255	(2)	(4)
Net actuarial (gains)/losses	2,225	962	1	(7)
4th quarter employer contributions	284	146	1	1

Net amount recognized	583	118	(72)	(80)

Amounts recognized in the US GAAP balance sheet consist of 2)
Prepaid benefit costs	524	428	—	—
Accrued benefit liability	(1,056)	(665)	(72)	(80)
Intangible asset	329	79	—	—
Accumulated other comprehensive income	786	276	—	—

Net amount recognized	583	118	(72)	(80)

1)
At December 31, 2002 and 2001, the total value of Group securities included in plan assets was CHF 395 million and CHF 697 million, respectively. In 2002, the majority of these assets were invested in Credit Suisse Group bonds and in 2001 were invested in Credit Suisse Group shares. In addition, the majority of the plan assets of the Winterthur Pension Plan of Switzerland are fully insured with Winterthur Life Switzerland. The plan assets covered by this agreement amount to CHF 3,926 million and CHF 3,476 million at December 31, 2002 and 2001, respectively.
2)
For those plans whose accumulated benefit obligation exceeds plan assets, the aggregate accumulated benefit obligation was CHF 11,606 million and CHF 2,691 million, the projected benefit obligation was CHF 12,774 millions and CHF 3,095 million and the aggregate fair value of plan assets was CHF 10,327 million and CHF 2,015 million for the year 2002 and 2001, respectively.

The weighted-average assumptions used in calculating the above amounts were:

in %	2002	2001	2002	2001
	Pension benefits		Post retirement benefits

Discount rate	4.1	4.4	6.3	7.0
Salary increases	2.6	3.5	—	—
Expected long-term rate of return on assets	5.9	6.0	—	—
Assumed health care cost increase	—	—	4.7	4.8

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement benefit obligation or expense for 2002 and 2001.

The valuation of the defined benefit plans results in significant pension benefit costs that are calculated based on actuarial valuation methods. Inherent in these valuations are key assumptions, including discount rate and expected return on plan assets.

The discount rates used reflect the rates at which the pension benefits could be effectively settled. For the determination of discount rates, the Group takes several factors into consideration. Depending on the availability of adequate statistical data the discount rate is either based upon high quality corporate bond rates or upon government bond rates plus a premium to approximate high quality corporate bond rates. Additionally, the change of the reference rates since the last measurement date is taken into consideration.

The expected rate of return on plan assets is determined on a plan-by-plan basis, taking into consideration the asset mix of the plan and observed historical returns. The rate of return on plan assets observed is compared to the long-term rate of return for those asset classes and, if available, also to benchmark indices for pension plan asset developments. Some plans are insured with a life insurance. The assumption made to determine the expected rate of return for insured plans are derived from the guaranteed interest of the insurance contract plus an estimate for the expected participation of the pension fund in the investment returns of the insurer in excess of the minimal contractual interest rate (policy holder dividends). The expected return on plan assets is calculated based upon a market-related value of plan assets that recognizes changes in fair value of the plan assets in a systematic and rational manner over five years.

Gains and losses due to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions (e.g., change in discount rate) are included as a component of net periodic pension and postretirement cost for a year if, as of the beginning of the year, that unrecognized gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. The amount included in the net periodic pension and postretirement cost is the excess divided by the average remaining service period of active employees expected to receive benefits of the plan.

Defined Contribution Plans

The Credit Suisse Group also contributes to various defined contribution plans primarily in the US and the UK but also in other countries throughout the world. The contribution to these plans during 2002, 2001 and 2000 were CHF 164 million, CHF 109 million and CHF 102 million, respectively.

49.24    Capital requirements

Banking operations

The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines, under the Swiss Federal Banking Commission, or FBC, and the Bank for International Settlements, or BIS, guidelines. These guidelines are used to evaluate risk-based capital adequacy. For purposes of complying with FBC and BIS capital requirements, total capital is divided into three categories:

  •
  Tier 1 capital (core capital);

  •
  Tier 2 capital (supplementary capital); and

  •
  Tier 3 capital (additional capital).

Tier 1 capital primarily includes paid-in share capital, reserves (defined to include retained earnings), capital participations of minority shareholders in fully consolidated subsidiaries, the reserve for general banking risks and audited current-year profits or losses, less anticipated dividends. Among other items, this is reduced by the Group's holdings of its own shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total capital. Under both FBC law and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

For information regarding the key capital figures and ratios under the BIS guidelines, please refer to note 44.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

At December 31, 2002 and 2001, the Group was adequately capitalized under the regulatory provisions outlined under both FBC and BIS guidelines.

Broker-dealer operations

The Group's principal wholly owned subsidiaries, CSFB LLC and Pershing LLC, are registered broker-dealers, registered futures commission merchants and member firms of The New York Stock Exchange, Inc., or the "NYSE", As such, they are subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's net capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2002, CSFB LLC's and Pershing LLC's net capital of approximately USD 3.0 billion and USD 1.2 billion, respectively, was 156.5% and 25.9%, respectively, of aggregate debit balances, and in excess of the minimum requirement by approximately USD 2.9 billion and USD 1.1 billion, respectively. The Group's OTC Derivatives Dealer subsidiary, Credit Suisse First Boston Capital LLC, is also subject to the Uniform Net Capital Rule, but calculates its net capital requirements under Appendix F of Rule 15c3-1.

Certain other subsidiaries are subject to capital adequacy requirements. At December 31, 2002 and 2001, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Pershing LLC will be sold to The Bank of New York Company, Inc. in connection with the sale of Pershing, which is expected to close in the first half of 2003, subject to regulatory approvals and other conditions.

Insurance operations

The Group is required to maintain minimum solvency margins for its insurance business under the Swiss Code of Obligations. All insurance companies granted an insurance license in Switzerland are required to adhere to the following capital requirements:

in CHF m	Non-life	Life

Capital	0.6-10.0	5.0-10.0
Organization fund 1)	up to 50% of capital	3.0-5.0

1)
The use of the organization fund is restricted. It can be used to cover incorporation and start-up extraordinary growth, and any losses.

The solvency margin for non-life is the greater of two calculations: (1) the premium margin based on the net premium income for the latest financial year; and (2) the claims margin, based on the net average claims expense for the last three financial years. The premium margin is calculated by taking 16-18% of the appropriate premium income less a deduction of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The claims margin is calculated by multiplying 23-26% by the appropriate claims expense of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The required solvency margin is the higher of the above two margins.

Life insurance companies are required to maintain a margin of approximately 4% of insurance reserves (1% of separate account reserves) plus 0.03% of the amount at risk under insurance policies. Required safety margin is calculated as: (1) the total of commitments for policies issued, provisions for claims outstanding and policyholders surplus; plus (2) 1% of the total of clause (1), but at least CHF 100,000.

The minimum solvency margin requirements in Switzerland are similar to the requirements for European Union member countries in accordance with European Union directives. Regulators outside the EU impose various capital and solvency requirements on insurers operating within their jurisdiction. Additionally, some local regulators require companies to maintain solvency margins which are higher than the solvency margins provided for by the regulations.

49.24    Capital requirements (continued)

Based on a review of the Group's principal insurance subsidiaries at December 31, 2002, these subsidiaries were in compliance with all applicable solvency requirements.

Dividend restrictions

Certain of the Group's subsidiaries are subject to legal restrictions on the amount of dividends they can pay. For example, article 675 in conjunction with article 671 of the Swiss Code of Obligations restricts the amount of dividends that "Winterthur" Swiss Insurance Company and the Credit Suisse First Boston and Credit Suisse legal entities can pay.

At December 31, 2002, the Group was not subject to significant restrictions on its ability to pay dividends.

49.25    Credit Suisse Group (parent company only)

Condensed statement of income in CHF m	2002	2001	2000

Interest income and income from securities	1,624	1,343	1,620
Income from investments in Group companies 1)	1,820	3,141	4,091
Other income	335	555	270

Income	3,779	5,039	5,981

Interest expenses	471	423	376
Personnel expenses and directors' fees	105	115	112
Other expenses	134	182	154
Depreciation, write-offs and provisions	851	655	0
Taxes	(2)	66	92

Expenses	1,559	1,441	734

Net profit for the year	2,220	3,598	5,247

1)
Recognized on a cost basis, pursuant to Swiss Company law.

Condensed balance sheet in CHF m	31.12.02	31.12.01

Assets
Liquid assets held at Group companies	2,639	1,497
Securities	605	1,438
Other receivables from third-parties	4	39
Receivables from Group companies	3	490
Accrued income and prepaid expenses	976	1,272

Total current assets	4,227	4,736

Investments in Group companies 1)	34,297	32,204
Long-term loans to Group companies	4,328	3,024
Securities	655	3,039

Total long-term assets	39,280	38,267

Total assets	43,507	43,003

Liabilities and shareholders' equity
Payables to third-parties	257	9
Payables to Group companies	1,056	1,161
Accrued expenses and deferred income	831	1,119

Total current liabilities	2,144	2,289

Bonds	3,400	3,650
Long-term loans from Group companies	4,399	3,827
Provisions	579	817

Total long-term liabilities	8,378	8,294

Share capital	1,190	3,590
Legal reserve	13,081	11,817
Reserve for own shares	1,950	2,469
Free reserves	14,540	14,100
Retained earnings:
Retained earnings brought forward	4	(3,154)
Net profit for the year	2,220	3,598

Total shareholders' equity	32,985	32,420

Total liabilities and shareholders' equity	43,507	43,003

1)
Recognized on a cost basis, pursuant to Swiss Company law

Condensed cash flow statement in CHF m	2002	2001	2000

Cash flows from operating activities
Net profit	2,220	3,598	5,247
Net adjustments to reconcile net profit to net cash provided by operating activities	81	(531)	(444)

Net cash provided by operating activities	2,301	3,067	4,803

Cash flows from investing activities
Purchases of securities	3,814	(3,799)	(4,158)
Sales of securities	(805)	4,469	2,648
Investments in and advances to subsidiaries	(3,907)	(1,282)	(11,407)
Repayment of advances to subsidiaries	0	139	0

Net cash used in investing activities	(898)	(473)	(12,917)

Cash flows from financing activities
Advances from subsidiaries	840	848	1,455
Issuance of bonds	1,250	0	600
Repayments of bonds	0	(500)	(600)
Proceeds from issuance of common shares	28	175	8,717
Dividends paid/repayment out of share capital	(2,379)	(2,392)	(1,917)

Net cash provided by/(used in) financing activities	(261)	(1,869)	8,255

Net increase/(decrease) in liquid assets	1,142	725	141
Liquid assets at beginning of financial year	1,497	772	631

Liquid assets at end of financial year	2,639	1,497	772

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	53	31	78
Cash paid during the year for interest	483	429	364
Cash dividends received from subsidiaries	1,819	3,141	4,091

Assurance
KPMG Klynveld Peat Marwick Goerdeler SA		Telephone +41 1 249 31 31
Badenerstrasse 172 CH-8004 Zurich	P.O. Box CH-8026 Zurich	Fax +41 1 249 30 41 www.kpmg.ch

Report of the Independent Auditors
The Board of Directors of Credit Suisse Group

Under date of February 21, 2003, we reported on the consolidated balance sheets of Credit Suisse Group and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2002, which are included in the Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules I, III and IV in the Form 20-F. These financial statement schedules are the responsibility of Credit Suisse Group management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 2 of the consolidated financial statements, Credit Suisse Group has modified for the financial year 2002 its accounting policies in relation to deferred taxation.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ BRENDAN R. NELSON Brendan R. Nelson Chartered Accountant Auditors in Charge	/s/ PETER HANIMANN Peter Hanimann Certified Accountant

Zurich, February 21, 2003

Schedule I

Summary of investments — other than investments in related parties from the insurance business

December 31, 2002 in CHF m	Cost 1)	Fair value	Amount shown in the balance sheet

Debt securities
Swiss Federal Government, cantonal or local governmental entities	10,269	10,974	10,974
United States Government and government agencies and authorities	1,958	1,973	1,973
Foreign governments	24,344	25,121	25,121
Public utilities	1,156	1,185	1,185
Convertibles and bonds with warrants attached	12	12	12
All other corporate bonds	35,429	37,631	37,631
Time deposits	1	1	1

Fixed maturities	73,169	76,897	76,897

Public utilities	168	87	87
Banks, trust and insurance companies	3,006	2,988	2,988
Industrial, miscellaneous and all other	6,028	6,008	6,008

Equity securities	9,202	9,083	9,083

Other investments
Mortgage loans on real estate	10,175	10,236	10,175
Real estate	7,431	10,057	7,431
Policy loans	738	738	738
Separate account investments	13,395	13,395	13,395
Other long-term investments	4,305	4,396	4,305
Short-term investments	6,288	6,288	6,288

Other investments	42,332	45,110	42,332

Total investments	124,703	131,090	128,312

Own shares			44
Policy loans (excluded from investments from the insurance business)			(738)
Derivatives (included in investments from the insurance business)			832

Total investments from the insurance business			128,450

1)
Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums and discounts.

Schedule III

Supplementary insurance information

Segment in CHF m	Deferred policy acquisition costs	Future policy benefits, losses, claims, and loss expenses	Unearned premiums	Other policy and claims benefits payable	Premium revenue	Net investment income	Benefits, claims, losses and settlement expenses		Amortisation of deferred policy acquisition costs	Other operating expenses	Premiums written

2002
Non-life	3,264	21,025	6,451	1,269	15,703	(16)	(11,749)		(2,411)	(860)	17,241
Life	3,234	100,498	15	5,425	18,975	(308)	(14,692)		(450)	(639)	18,979

Total	6,498	121,523	6,466	6,694	34,678	(324)	(26,441)		(2,861)	(1,499)	36,220

2001
Non-life	2,109	20,308	5,987	1,443	15,007	2,217	(11,509	) 1)	(2,272)	(873)	16,840
Life	3,553	102,818	13	7,785	17,188	3,651	(12,167)		(307)	(673)	17,203

Total	5,662	123,126	6,000	9,228	32,195	5,868	(23,676)		(2,579)	(1,546)	34,043

2000
Non-life	1,454	19,955	4,996	1,702	13,519	2,385	(10,432	) 1)	(1,828)	(822)	14,632
Life	2,511	95,198	21	10,303	15,171	6,051	(9,734)		(452)	(544)	15,172

Total	3,965	115,153	5,017	12,005	28,690	8,436	(20,166)		(2,280)	(1,366)	29,804

1)
Includes benefit claims, losses and settlement expenses from health business and divested businesses.

Schedule IV

Reinsurance

in CHF m	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net in %

2002
Life insurance in force	342,967	—	—	—	—
Premiums
Non-life	15,839	(1,144)	1,008	15,703	6.4%
Life	18,774	(41)	242	18,975	1.3%

Total premiums	34,613	(1,185)	1,250	34,678	3.6%

2001
Life insurance in force	351,726	—	—	—	—
Premiums
Non-life	16,162	(1,679)	524	15,007	3.5%
Life	17,190	(210)	208	17,188	1.2%

Total premiums	33,352	(1,889)	732	32,195	2.3%

2000
Life insurance in force	333,859	–	–	–	–
Premiums
Non-life	14,711	(1,532)	340	13,519	2.5%
Life	15,438	(281)	14	15,171	0.1%

Total premiums	30,149	(1,813)	354	28,690	1.2%

QuickLinks