Form 20-F/A
period 2002-12-31
CREDIT SUISSE GROUP
filed 2004-04-27
CIK 1159510

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 27, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

i

Explanatory note

This Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2002, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2002 initially filed with the Securities and Exchange Commission, or SEC, on March 27, 2003, or the "Originally Filed 20-F", and is being filed to reflect restatements of the following notes to the audited consolidated financial statements:

  •
  Note 49 (formerly note 48), "Reconciliation of Swiss GAAP and US GAAP net profit" and "Reconciliation of Swiss GAAP and US GAAP shareholders' equity" as at and for the years ended December 31, 2002, 2001 and 2000 with the primary changes in the following notes;

  •
  Note 49.3a (formerly note 48.3a), "Condensed consolidated statements of income" (US GAAP amounts adjusted for valuation and income recognition differences and Swiss GAAP amounts reformatted to reflect US GAAP presentation differences) for the years ended December 31, 2002, 2001 and 2000;

  •
  Note 49.3b (formerly note 48.3b) "Condensed consolidated balance sheets" (US GAAP amounts adjusted for valuation and income recognition differences and Swiss GAAP amounts reformatted to reflect US GAAP presentation differences) as at December 31, 2002 and 2001; and

  •
  Note 50 (formerly note 49) "Additional disclosures required under US GAAP".

For a description of the restatements, see "Restatement of US GAAP Reconciliation" in note 48 to the accompanying audited consolidated financial statements in this Amendment No.1.

This Amendment No. 1 amends and restates Item 3, Item 5, Item 15, Item 18 and Item 19 of the Originally Filed 20-F and, except for such items, no other information in the Originally Filed 20-F is being amended hereby. The explanatory caption at the beginning of each item of this Amendment No. 1 sets forth the nature of the revisions to that item.

For a discussion of events and developments subsequent to December 31, 2002, please refer to the following items, which are not being incorporated by reference into this Form 20-F/A:

  •
  Our Report on Form 6-K containing consolidated US GAAP financial information for the year ended December 31, 2003, which is being furnished to the SEC concurrently with this Amendment No. 1;

  •
  Our Report on Form 6-K containing our Annual Report for the year ended December 31, 2003, furnished to the SEC on March 31, 2004;

  •
  Our Report on Form 6-K containing our corrected Quarterly Report for the quarterly period ended December 31, 2003 furnished to the SEC on March 31, 2004;

  •
  Our Report on Form 6-K containing our Quarterly Report for the quarterly period ended September 30, 2003 furnished to the SEC on November 4, 2003;

  •
  Our Report on Form 6-K containing our Quarterly Report for the quarterly period ended June 30, 2003 furnished to the SEC on August 5, 2003;

  •
  Our Report on Form 6-K containing our Quarterly Report for the quarterly period ended March 31, 2003 furnished to the SEC on May 6, 2003; and

  •
  Our other Form 6-Ks furnished subsequent to December 31, 2002.

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

Incorporation by reference

Portions of Credit Suisse Group's Annual Report 2002 are incorporated by reference in this Form 20-F in response to Items 3, 4, 5, 6, 7, 11 and 18. Such Annual Report, except for those portions thereof which are expressly incorporated by reference herein, is furnished for the information of the United States Securities and Exchange Commission and is not to be deemed "filed" as part of the filing of this Form 20-F. None of the information incorporated by reference in this Amendment No.1 from our Annual Report 2002 is being amended as a result of the restatement.

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

ITEM 3: KEY INFORMATION

The "selected financial data" for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 set forth in this Item 3 has been revised to reflect the restatements and to update certain forward-looking statements to reflect current expectations. Except for such revisions and cross-references to the relevant notes to our consolidated financial statements, this Item 3 has not been revised to reflect events or developments subsequent to the date of the Originally Filed 20-F.

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

The audited consolidated financial statements have been prepared in accordance with Swiss GAAP, which differ from US generally accepted accounting principles, or US GAAP, in certain material respects. For a discussion of the differences between Swiss GAAP and US GAAP material to our financial statements and a reconciliation of certain financial information to US GAAP, please refer to note 49 of the notes to the consolidated financial statements.

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

US GAAP consolidated income statement data 1)	2002 in USD m	2)	2002 in CHF m	2001 in CHF m	2000 in CHF m

	As restated *		As restated *	As restated *	As restated *
Revenues, net of interest expenses	40,383		55,862	66,452	66,283
(Loss)/profit from continuing operations before taxes, extraordinary items and minority interests	(2,911)		(4,027)	(606)	6,458
(Loss)/profit from discontinued operations, net of tax	(468)		(648)	(101)	(10)
Net (loss)/profit	(3,215)		(4,448)	(659)	4,646
Total comprehensive income	(6,049)		(8,367)	(4,290)	4,998

US GAAP consolidated balance sheet data 1)	31.12.02 in USD m	2)	31.12.02 in CHF m	31.12.01 in CHF m	31.12.00 in CHF m

Total assets	742,542		1,027,158	1,135,109	1,057,556
Shareholders' equity	26,795		37,065	47,222	53,034
Minority interests in shareholders' equity	2,087		2,887	3,161	3,930

US GAAP ratios			2002	2001	2000

Return on equity			(11.4%)	(1.4%)	10.4%

US GAAP earnings per share 3) 4)			2002	2001	2000

US GAAP basic
Earnings from continuing operations			(3.36)	(0.60)	4.40
Earnings from discontinued operations			(0.56)	(0.09)	(0.01)
Cumulative effect of changes in accounting principles			0.05	0.11	0.00
Extraordinary items			0.02	0.00	0.03

US GAAP — basic			(3.85)	(0.58)	4.42

US GAAP diluted
Earnings from continuing operations			(3.36)	(0.60)	4.24
Earnings from discontinued operations			(0.56)	(0.09)	(0.01)
Cumulative effect of changes in accounting principles			0.05	0.11	0.00
Extraordinary items			0.02	0.00	0.03

US GAAP — diluted			(3.85)	(0.58)	4.26

*
See note 48 to the accompanying consolidated financial statements.

1)
For more detailed US GAAP information, please refer to note 49 of the notes to the consolidated financial statements.
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

Year	Period end	Average1)	High	Low

1998	0.7281	0.6894	0.7731	0.6485
1999	0.6277	0.6605	0.7361	0.6244
2000	0.6172	0.5912	0.6441	0.5479
2001	0.6025	0.5910	0.6331	0.5495
2002	0.7229	0.6481	0.7229	0.5817

Month	High	Low

September 2002	0.6789	0.6578
October 2002	0.6760	0.6605
November 2002	0.6941	0.6714
December 2002	0.7229	0.6736
January 2003	0.7401	0.7135
February 2003	0.7411	0.7275
March 2003 (through March 19, 2003)	0.7549	0.7193

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

While fixed income markets benefited from lower interest rates, lower valuations and declining volatility affected the equity markets. There was a large decline in merger and acquisition activity and capital markets transactions in virtually all sectors and the new issue market was severely impacted, especially in the technology area. Poor market conditions persisted in 2003, notwithstanding some indications that the economy would be recovering.

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

Insurance businesses

Certain of the products offered by our insurance businesses provide for payment at guaranteed rates of interest. In particular, Swiss group pension plans that are part of the "second pillar" of the Swiss retirement savings program are subject to a minimum return set by the Swiss federal law on occupational benefit plans (second pillar). These products expose our insurance businesses to interest rate risk related to market prices and variability in cash flows associated with changes in market interest rates. Interest rate volatility could expose us to disintermediation risk and a reduction in net interest rate spread, adversely impacting our results. During periods of declining interest rates, our investment income will be lower because the interest earnings on our fixed-income investments likely will have declined in line with market interest rates. In addition, borrowers may prepay or redeem mortgages and debt securities in our investment portfolio as they seek to borrow at lower market rates, and we might have to reinvest those funds in lower interest-bearing investments. Accordingly, during periods of declining interest rates, a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio may adversely affect our results. In the current environment, characterized by enduring low interest rates and weak equity markets, the Swiss guaranteed return continues to represent a constraint on profitability of the insurance businesses.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The sections of the Management's discussion and analysis entitled "US GAAP reporting related to pension plans" and "Swiss GAAP compared with US GAAP" set forth in this Item 5 have been revised to reflect the restatements and to update certain forward-looking statements to reflect current expectations and, except for these sections and cross-references to the relevant notes to our consolidated financial statements, this Item 5 has not been revised to reflect events or developments subsequent to the date of the Originally Filed 20-F.

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

Critical accounting policies and estimates

The Group's accounting policies are integral to understanding our consolidated financial statements. Our consolidated financial statements are prepared in accordance with Swiss GAAP. In addition, as set forth in note 49 of the notes to the consolidated financial statements, we provide a reconciliation of our consolidated financial statements to US GAAP and describe the differences between Swiss GAAP and US GAAP.

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

For further information on the non-life claims reserve, please refer to "Selected Statistical Information- Non-life insurance reserves."

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

For further information on deferred tax assets, please refer to note 50.11 of the notes to the consolidated financial statements.

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

For further information on the above arrangements and their impact under US GAAP, please refer to Consolidated Off-Balance Sheet and Fiduciary Business and notes 50.4 and 50.10 in the consolidated financial statements.

US GAAP reporting related to pension plans

This section comments on the disclosures made in accordance with SFAS No. 87, "Employer's Accounting for Pensions" (see note 50.23 to the consolidated financial statements).

Credit Suisse Group has a number of defined benefit pension plans covering certain domestic and international employees. The four largest of our defined benefit pension plans (two in Switzerland, one in the United Kingdom and one in the United States) provide pension benefits for 45% of the total workforce worldwide. As of December 31, 2002, these four plans accounted for 89% of the projected benefit obligations of the consolidated defined benefit pension plans and 93% of the related plan assets.

At the end of 2002, all of our defined benefit pension plans met or exceeded the statutory minimum funding requirements of the country in which they are based. We contribute to our pension plans on an annual basis. With respect to the four largest defined benefit plans mentioned above, over the last four years the annual amount contributed to these plans averaged CHF 530 million per annum. In 2002, we made pension contributions of CHF 591 million to these four plans.

In 2002, global capital market developments resulted in poor returns on these plans' assets and a decline in the discount rate used to estimate the related pension obligation. In connection with our US GAAP disclosures in accordance with SFAS No. 87, "Employer's Accounting for Pensions" (see note 50.23), our defined benefit pension plans (including the four plans mentioned above) had an under funded status for 2002 in the amount of CHF 2.4 billion. This amount represents the difference between the projected benefit obligations of the consolidated defined benefit pension plans and the fair value of plan assets.

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

The increase in the under funded status from 2001 to 2002 is primarily a result of the following factors:

  •
  A decrease of the weighted average discount rate from 4.4% in 2001 to 4.1% in 2002, which had the effect of increasing the projected benefit obligations by CHF 0.7 billion;

  •
  Increasing life expectancy leading to an increase in the projected benefit obligations; and

  •
  Poor returns on investments in 2002.

For further information with respect to our pension benefits, please refer to note 50.23 of the notes to the consolidated financial statements.

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

For further information on derivatives, please refer to note 50.17 of the notes to the consolidated financial statements.

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

Swiss GAAP compared with US GAAP

Under US GAAP we had a net loss of CHF 4,448 million, a net loss of CHF 659 million and a net profit of CHF 4,646 million in 2002, 2001 and 2000, respectively, compared with a net loss of CHF 3,309 million, a net profit of CHF 1,587 million and a net profit of CHF 5,785 million for the same periods under Swiss GAAP. Under US GAAP our shareholders' equity was CHF 34,178 million and CHF 44,061 million in 2002 and 2001, respectively, compared with shareholders' equity of CHF 28,517 million and CHF 35,800 million for the same periods under Swiss GAAP.

Differences in our net profit/(loss) under US GAAP and Swiss GAAP result primarily from adjustments in respect of derivatives, purchase accounting for the Winterthur legal entity and business combinations. Differences in our shareholders' equity under US GAAP and Swiss GAAP result primarily from adjustments in respect of our shares and own bonds, debt and equity securities and purchase accounting for the Winterthur legal entity. On January 7, 2003, we entered into a definitive agreement to sell Pershing to The Bank of New York Company, Inc. In accordance with US GAAP, we presented the assets and liabilities of Pershing as discontinued operations — assets and discontinued operations — liabilities in the US GAAP condensed consolidated balance sheets. For further information relating to the reconciliation of our Swiss GAAP net profit and shareholders' equity to US GAAP net profit and shareholders' equity, please refer to notes 49.2a and 49.2b of notes to the consolidated financial statements.

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

Recently issued accounting standards

For a discussion of recently issued US accounting standards, please refer to note 50.4 of the notes to the consolidated financial statements.

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

In 2001, under the then-effective shelf registration statement of USD 10.5 billion, issuances included USD 2.25 billion of 5 7/8% notes due 2006, USD 3.0 billion 6 1/8% notes due 2011 and USD 4.8 billion of medium-term notes. In 2001, CSFB (USA), Inc. issued a total of USD 613 million of medium-term notes from its Euro Market medium-term note programs.

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

Please refer to note 50.20 of the notes to the consolidated financial statements for further information on the liability for losses and LAE.

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

Spain

During the late 1980s and early 1990s, there was an increase above the rate of inflation in the cost of motor liability bodily injury claims in Spain due to lack of uniformity in compensation systems applied by the courts and due to statutory increases in the minimum level of coverage required for motor liability. The situation was rectified to a large extent by the introduction of uniform compensation tables at the beginning of 1995. To comply with the new tables, there was a significant increase in the case reserves held for all claims prior to the period. Since 1995, the market conditions in Spain have been more stable. Management believes the current reserves are adequate.

The uniform compensation tables are not applicable to bodily injury claims stemming from medical malpractice. The cost of those claims has exploded in recent years, and more patients claim pecuniary losses as a result of medical malpractice. The case reserves held for those claims have been increased in recent years. Management believes the current reserves are adequate. Our Spanish non-life operation ceased writing medical malpractice insurance during the year 2002, which reduces the risk in the reserves held for Spain compared to the past.

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

ITEM 15: CONTROLS AND PROCEDURES

This Item 15 is being amended and restated in its entirety as a result of the restatements described in Note 48 of the consolidated financial statements.

Disclosure Controls and Procedures

(a)    Evaluation of Disclosure Controls and Procedures

Subsequent to the evaluation referred to in the Originally Filed 20-F, we have re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including our Co-Chief Executive Officers and our Chief Financial Officer, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in light of the restatements and the identification of certain "reportable conditions" discussed below.

In the process of embedding US GAAP procedures throughout our organization, including a comprehensive review of US GAAP accounts, and preparing consolidated financial statements in accordance with US GAAP as of and for the year ended December 31, 2003, we identified certain errors pertaining to the periods prior to the adoption of US GAAP as our primary standard, when US GAAP was applied on a supplemental, reconciliation basis only. As a result, we restated certain information in the previously reported US GAAP reconciliations included in our consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 included in the Originally Filed 20-F. For a discussion of the restatements, please see note 48 to our consolidated financial statements contained in Item 18 of this Amendment No. 1. Furthermore, in connection with the operation of the Group's standard reporting and control procedures, two errors were identified which also impact prior year Swiss and US GAAP financial reporting. Due to the relative insignificance of these two items, the respective corrections were reflected in the 2003 Swiss GAAP financial statements and accordingly, as a result of the differing periods in which these items were recognized under the two reporting frameworks, they required the establishment of reconciling items between Swiss GAAP and US GAAP.

In connection with these errors, we identified certain deficiencies in our internal control over financial reporting pertaining to the application of US GAAP on a reconciliation basis. As part of the communications by our independent auditors KPMG to our Audit Committee with respect to KPMG's audit procedures for the year ended December 31, 2003 and the restatement of prior year US GAAP financial information, KPMG informed the Audit Committee of deficiencies that constituted "reportable conditions" under standards established by the American Institute of Certified Public Accountants in our internal control relating to:

  •
  Monitoring and oversight of certain US GAAP reconciliation adjustments;

  •
  Initial determination and management's oversight of certain pension-related balances; and

  •
  Comprehensive controls over the calculation of our deferred bonus reserves and related deferred taxes.

Based on the re-evaluation described above, the Co-Chief Executive Officers and the Chief Financial Officer concluded that these reportable conditions, if not addressed, could result in accounting errors such as those contained in the US GAAP reconciliations within the consolidated financial statements in the Originally Filed 20-F, which have been restated in the reconciled US GAAP financial information included in our consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 contained in Item 18 of this Amendment No. 1.

As a result of our adopting US GAAP as our primary basis of accounting, a number of the processes and procedures that led to the errors in our previously reported US GAAP reconciliations are no longer a part of our internal control over financial reporting. Furthermore, in connection with our adopting US GAAP as our primary basis of accounting, during 2003 we undertook substantial changes to strengthen our internal control over financial reporting with respect to those processes and procedures that will remain in place after our adoption of US GAAP, including:

  •
  Pension: Improving the coordination and review process between internal and external pension advisors through clarified responsibilities, additional reconciliation control activities and increased involvement by the pension advisors in the financial reporting process.

  •
  Deferred bonus reserves: Embedding the process for the determination of deferred bonus reserves and related deferred taxes; implementing review meetings for each financial reporting cycle; and obtaining a detailed analysis of all technical items on a quarterly basis from actuaries in the risk management functional area.

The Co-Chief Executive Officers and the Chief Financial Officer further concluded, after taking into account the changes to internal control over financial reporting described above, that the design and operation of our disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, except to the extent of the reportable conditions identified above.

(b)    Changes in Internal Control

As noted above, as a result of our adopting US GAAP as our primary basis of accounting, a number of the processes and procedures that led to errors in our previously reported US GAAP reconciliations are no longer a part of our internal control over financial reporting. Furthermore, in connection with our adoption of US GAAP as our primary basis of accounting, during 2003 we undertook a number of changes to strengthen our internal control over financial reporting with respect to those processes and procedures that remain in place after our adoption of US GAAP in an effort to prevent a recurrence of the circumstances that resulted in the need for the restatements. In addition, the Audit Committee and senior management have considered additional measures to further improve our internal control over financial reporting relating to processes and procedures that remain in place after our adoption of US GAAP.

With the exception of the items noted above, there has been no change in our internal control over financial reporting during the quarter ended December 31, 2003 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Certain portions of notes 49 and 50 (formerly notes 48 and 49) to the consolidated financial statements set forth in this Item 18 have been revised to reflect the restatements described in note 48 and, except for those revisions, do not reflect events and developments subsequent to the date of the original audit report, which was February 21, 2003, except as to notes 49 and 50, which were as of March 20, 2003.

The consolidated financial statements of the Group, together with the notes and schedules thereto and the Independent Auditor's reports thereon, are set forth on pages F-1 and F-80 of this Amendment No. 1 and under the caption "Financial Information—Consolidated Financial Statements" in the Annual report 2002 on pages 118 to 191, which is incorporated herein by reference.

ITEM 19: EXHIBITS

This Item 19 has been revised to reflect the inclusion of new Exhibits 10.8, 10.9, 10.10, 10.11 and 10.12. No other new Exhibits are being filed herewith.

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
10.8	Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.
10.9	Certification pursuant to 16 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.10	Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
10.11	Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act by 2002.
10.12	Rule 13a-14(a) certification of the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorised the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP (REGISTRANT)
/S/ DAVID P. FRICK Name: David P. Frick Title: General Counsel	/S/ PHILIP K. RYAN Name: Philip K. Ryan Title: Chief Financial Officer

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements included in this Item 18 include a new report of the independent auditors. In addition, a new note 48 "Restatement of US GAAP Reconciliation" has been added and certain portions of notes 49 and 50 have been revised to reflect the restatements. Except for those revisions, the consolidated financial statements included in this Item 18 do not reflect events or developments subsequent to the date of the original audit report, which was February 21, 2003, except as to notes 49 and 50, which were as of March 20, 2003.

Index to financial statements

Credit Suisse Group

Report of the independent auditors		F-2
Notes to the consolidated financial statements
48	Restatement of US GAAP Reconciliation	F-3
49	Differences between Swiss and US accounting principles	F-5
50.1	Earnings per share	F-29
50.2	US GAAP consolidated changes in shareholders' equity	F-30
50.3	US GAAP accumulated other comprehensive income	F-32
50.4	Recently issued US accounting standards	F-33
50.5	Goodwill and intangible assets	F-36
50.6	Discontinued operations	F-37
50.7	Investments	F-38
50.8	Real estate held for investment from the insurance business	F-42
50.9	Brokerage receivables and brokerage payables	F-43
50.10	Securities borrowed, lent and subject to repurchase agreements	F-43
50.11	Income taxes	F-47
50.12	Reinsurance	F-49
50.13	Present value of future profits	F-50
50.14	Deferred policy acquisition costs	F-51
50.15	Real estate	F-51
50.16	Fair value of financial instruments	F-52
50.17	Derivative financial instruments	F-54
50.18	Litigation	F-59
50.19	Deposits	F-65
50.20	Liabilities for loss and loss adjustment expenses from the non-life insurance business	F-66
50.21	Participating policies of insurance business	F-67
50.22	Related party transactions	F-68
50.23	Pension and post-retirement benefits	F-68
50.24	Capital requirements	F-72
50.25	Credit Suisse Group (parent company only)	F-74
Schedule I – Schedule of investments from the insurance business		F-78
Schedule III – Schedule of supplementary insurance information		F-79
Schedule IV – Schedule of reinsurance		F-80

Assurance
KPMG Klynveld Peat Marwick Goerdeler SA		Telephone +41 1 249 31 31
Badenerstrasse 172 CH-8004 Zurich	P.O. Box CH-8026 Zurich	Fax +41 1 249 30 41 www.kpmg.ch

Report of the Independent Auditors
The Board of Directors of Credit Suisse Group

We have audited the consolidated balance sheets of Credit Suisse Group and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated by reference from the Annual Report 2002, pages 118 to 191, and on the accompanying pages F-3 to F-80. These consolidated financial statements are the responsibility of Credit Suisse Group management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Accounting principles generally accepted in Switzerland vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2002 and 2001 and the results of operations for each of the three years then ended, to the extent summarized in note 49 to the consolidated financial statements.

As described in note 48 to the consolidated financial statements, Credit Suisse Group has restated its US GAAP reconciliations as of and for the years ended December 31, 2002, 2001 and 2000.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ BRENDAN R. NELSON Brendan R. Nelson Chartered Accountant Auditors in Charge	/s/ PETER HANIMANN Peter Hanimann Certified Accountant

Zurich, February 21, 2003, except as to notes 49 and 50, which are as of March 20, 2003 and except for the matters discussed in note 48, which are as of April 23, 2004.

48 Restatement of US GAAP Reconciliation

On January 1, 2004, the Group adopted US GAAP as its primary basis of accounting, marking the completion of its transition from accounting and reporting in accordance with Swiss GAAP, with supplemental reporting under US GAAP on a reconciliation basis, to reporting on a full US GAAP basis.

In the process of embedding US GAAP procedures throughout the organization, including a comprehensive review of US GAAP accounts, and preparing consolidated financial statements in accordance with US GAAP as of and for the year ended December 31, 2003, the Group identified certain errors pertaining to periods prior to the adoption of US GAAP as the Group's primary standard, when US GAAP was applied on a supplemental, reconciliation basis only. As a result, the Group restated certain information in the previously reported US GAAP reconciliations.

Furthermore, in connection with the operation of the Group's standard reporting and control procedures, two errors were identified which also impact prior year Swiss and US GAAP financial reporting. Due to the relative insignificance of these two items, the respective corrections were reflected in the 2003 Swiss GAAP financial statements and accordingly, as a result of the differing periods in which these items were recognized under the two reporting frameworks, they required the establishment of reconciling items between Swiss GAAP and US GAAP.

The Group's consolidated financial statements prepared in accordance with Swiss GAAP as of and for the years ended December 31, 2002, 2001 and 2000, as previously issued, are not affected by these corrections. None of the adjustments resulted from accounting policies that were not in accordance with US GAAP.

The corrections relate to errors made in the determination of US GAAP adjustments necessary for preparation of the Group's reconciliation from Swiss GAAP to US GAAP as of and for the years ended December 31, 2002, 2001 and 2000.

The following table quantifies the US GAAP restatement adjustments which impact net profit/(loss) for the years ended December 31, 2002, 2001 and 2000, with the principal adjustments identified separately.

in CHF m	2002	2001	2000

Provision for future dividends to policyholders 1)	195	50	—
Realized gains 2)	—	—	157
Pension expense 3)	(21)	(34)	(34)
Deposit valuation 4)	101	—	—
Other, total	(43)	12	36

Total	232	28	159

1)
In 2002 and 2001, purchase accounting adjustments were not properly applied to the deferred bonus reserve (DBR), which is a component of the reserve for future dividends to policyholders. The purchase accounting adjustments were properly included as timing differences between the local statutory basis of accounting and US GAAP in the determination of the DBR, however, the tax benefits resulting from these adjustments to the DBR were not properly allocated to the DBR, resulting in overstatements to the DBR and to deferred tax assets as of December 31, 2002 and 2001, and overstatements of policyholder benefits and income taxes in 2002 and 2001.

2)
An inter-company derivative transaction used to hedge certain available for sale securities held by the Group was not eliminated properly as of December 31, 2000, resulting in an understatement of realized gains in 2000, and despite settlement of the derivative transaction during 2001, an improper elimination entry was carried forward in 2001 and 2002, resulting in an overstatement of accumulated other comprehensive income as of December 31, 2001 and 2002.

3)
For years prior to 2003, the contributions used to determine the service cost for certain of the Group's pension plans in Switzerland were overstated. In 1998 through 2002, the Group inadvertently included as regular contributions amounts transferred into certain Group plans by employees, resulting in an understatement of pension expense in 2002, 2001 and 2000, and an overstatement of prepaid pension expense as of December 31, 2002, 2001 and 2000.

4)
Prior to 2003, the Group entered into certain derivative transactions that were intended to hedge interest rate risk associated with deposits. These derivative transactions were initially accounted for as qualifying hedges under Swiss GAAP and the hedge accounting was carried over for US GAAP reporting purposes. However, these hedge transactions did not meet certain criteria to qualify for hedge accounting under US GAAP, resulting in overstatements of liabilities and accumulated other comprehensive income as of December 31, 2002 and an understatement of trading revenue in 2002.

The impact of the US GAAP restatement adjustments on the Group's US GAAP consolidated net profit/(loss) for the years ended December 31, 2002, 2001 and 2000 is as follows:

in CHF m	2002	2001	2000

As previously reported	(4,680)	(687)	4,487

Total adjustments, gross	521	(29)	207
Tax effect	(288)	58	(47)
Minority interest	(1)	(1)	(1)

As restated	(4,448)	(659)	4,646

Impact on US GAAP earnings per share
Basic	0.20	0.03	0.15
Diluted	0.20	0.03	0.14

The impact of the US GAAP restatement adjustments on the Group's US GAAP consolidated shareholders' equity as of December 31, 2002, 2001, 2000 and as of January 1, 2000 is as follows:

In CHF m	31.12.02	31.12.01	31.12.00	01.01.00

As previously reported	34,412	44,896	49,906	40,387

Total adjustments to net profit/(loss), cumulative	293	61	33	(126)
Total related adjustments to other components of shareholders' equity	(150)	(68)	(45)	97
Share compensation1)	(377)	(828)	(790)	(418)

As restated	34,178	44,061	49,104	39,940

1)
A US GAAP reconciliation adjustment to reflect certain equity compensation plan losses within shareholders' equity was not recorded. As a result, US GAAP Other liabilities and Additional paid in capital were understated and overstated, respectively, at December 31, 2002, 2001 and 2000.

The Group's condensed consolidated US GAAP financial statements and all impacted disclosures have been revised for the adjustments summarized above. In addition, certain items have been reclassified within the Group's condensed consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49    Differences between Swiss and US accounting principles

The following narratives provide additional details to support the tabular reconciliation in notes 49.2a and 49.2b of net profit and shareholders' equity prepared under Swiss generally accepted accounting principles, or Swiss GAAP, to net profit and shareholders' equity prepared under US generally accepted accounting principles, or US GAAP. For those reconciling items where the differences between the methods under Swiss GAAP and US GAAP accounting are significant to a particular segment, the segment has been identified.

Additional information concerning Swiss accounting principles can be found in note 1 "Summary of significant accounting policies."

49.1    Valuation and income recognition differences between Swiss and US accounting principles

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

  The US GAAP adjustments to net profit attributable to securities valuation differences were decreases of CHF 153 million and CHF 44 million and an increase of CHF 49 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to securities valuation differences were increases of CHF 183 million, CHF 2,281 million and CHF 3,410 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to private equity investments were decreases of CHF 57 million, CHF 169 million and CHF 87 million for 2002, 2001 and 2000, respectively. The US GAAP adjustment to shareholders' equity attributable to private equity investments were increases of CHF 151 million, CHF 209 million and CHF 391 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to the consolidation of SPEs not consolidated under Swiss GAAP were decreases of CHF 8 million and CHF 52 million for 2002 and 2001, respectively, and an increase of CHF 74 million for 2000. The US GAAP adjustments to shareholders' equity attributable to the consolidation of SPEs not consolidated under Swiss GAAP were an increase of CHF 7 million, a decrease of CHF 15 million and an increase of CHF 51 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to differences in the determination of consolidated subsidiaries and equity method subsidiaries were increases of CHF 11 million and CHF 29 million for 2002 and 2000, respectively, and a decrease of CHF 102 million for 2001. The US GAAP adjustments to shareholders' equity attributable to differences in determination of consolidated subsidiaries and equity method subsidiaries were increases of CHF 17 million, CHF 161 million and CHF 130 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to disallowed restructuring provisions were an increase of CHF 11 million and decreases of CHF 25 million and CHF 75 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to disallowed restructuring provisions were increases of CHF 11 million and CHF 43 million for 2002 and 2000, respectively. There was no adjustment to shareholders' equity for 2001.

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

  The US GAAP adjustments to net profit attributable to provisions for other business risks and other provisions were decreases of CHF 9 million, CHF 177 million and CHF 215 million in 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to provisions for other business risks and other provisions were increases of CHF 160 million, CHF 169 million and CHF 327 million in 2002, 2001 and 2000, respectively.

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

  The amortization amounts recorded under Swiss GAAP are reversed for the US GAAP reconciliation. For further detail please refer to note 50.5.

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

  The US GAAP adjustments to net profit attributable to the goodwill charged to shareholders' equity prior to January 1997 were decreases of CHF 4 million, CHF 117 million and CHF 127 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to the goodwill charged to shareholders' equity prior to January 1997 were increases of CHF 862 million, CHF 869 million and CHF 990 million for 2002, 2001 and 2000, respectively.

  The US GAAP adjustments to net profit attributable to valuation of net assets at the date of acquisition were an increase of CHF 872 million and decreases of CHF 507 million and CHF 159 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to valuation of net assets at the date of acquisition were increases of CHF 822 million, CHF 107 million and CHF 670 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit related to share-based compensation were decreases of CHF 93 million and CHF 128 million for 2002 and 2001, respectively, and an increase of CHF 81 million for 2000. The US GAAP adjustments to shareholders' equity related to share-based compensation were increases of CHF 1,861 million, CHF 2,593 million and CHF 2,537 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to pension benefits were increases of CHF 317 million, CHF 282 million and CHF 201 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to pension benefits were decreases of CHF 168 million, CHF 65 million and CHF 93 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to the recognition of the tax effect of net operating loss carryforwards were a decrease of CHF 383 million, an increase of CHF 25 million and a decrease of CHF 165 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to the recognition of the tax effect of net operating loss carryforwards were increases of CHF 367 million and CHF 283 million for 2001 and 2000, respectively. There was no adjustment to shareholders' equity for 2002.

  An adjustment arises from the aggregate differences between Swiss GAAP and US GAAP that will result in taxable or deductible amounts in future years (temporary differences).

  The related US GAAP adjustments to net profit for such temporary differences were an increase of CHF 114 million and decreases of CHF 184 million and CHF 137 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity related to such temporary differences were increases of CHF 405 million and CHF 61 million and a decrease of CHF 195 million for 2002, 2001 and 2000, respectively.

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

  Under US GAAP, prior to January 1, 2001 derivatives are reported on the balance sheet at fair value, which is the same as replacement value. Changes in fair value are recorded in income unless specific criteria are met to obtain hedge accounting treatment. The criteria to obtain hedge accounting are different than what is required for Swiss GAAP. If the criteria are met, US GAAP permits off-balance sheet or amortized cost treatment of certain hedging instruments. For intercompany hedging, US GAAP requires there to be a one-to-one link between the internal transaction and a transaction with an external third-party for hedge accounting to take place. If this is not evident, then the internal derivative is eliminated upon consolidation.

  Effective January 1, 2001 the Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133. Under SFAS 133, all derivatives are required to be recognized as assets or liabilities in the consolidated balance sheet at fair value. Under US GAAP the recognition of the changes in the fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income. The cumulative effect of the change in accounting for derivatives resulted in a decrease to net profit of CHF 123 million for 2001. For further information, please refer to note 50.17.

  The US GAAP adjustments to net profit attributable to derivatives were increases of CHF 160 million, CHF 1,045 million and CHF 169 million for 2002, 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to derivatives were increases of CHF 261 million and CHF 6 million for 2002 and 2001, respectively, and a decrease of CHF 718 million for 2000.

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

  The US GAAP adjustments to net profit were an increase of CHF 331 million for 2002 and decreases of CHF 264 million and CHF 52 million for 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity were decreases of CHF 3,081 million, CHF 5,165 million and CHF 6,619 million for 2002, 2001 and 2000, respectively.

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

  The US GAAP adjustments to net profit attributable to capitalization of software were a decrease of CHF 263 million for 2002 and increases of CHF 296 million and CHF 269 million for 2001 and 2000, respectively. The US GAAP adjustments to shareholders' equity attributable to capitalization of software were increases of CHF 438 million, CHF 700 million and CHF 402 million for 2002, 2001 and 2000, respectively.

p)     Mandatory convertible securities

  Under Swiss GAAP, the Mandatory Convertible Securities (MCS), issued by the Group through its wholly owned subsidiary, Credit Suisse Finance (Guernsey) Ltd. on December 23, 2002 are disclosed in the line item Capital Reserves. For US GAAP the MCS are classified as Long-term debt. The MCS have fixed and variable coupons. Under Swiss GAAP, the fixed coupon amount is accrued through the line item Other operating expense and the variable coupon amount is disclosed as a movement in shareholders' equity. For US GAAP, both the fixed and variable coupon amounts are recorded as Interest expense.

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

  The following table details adjustments to shareholders' equity and net profit attributable to purchase accounting as described below:

in CHF m	Shareholders' equity 31.12.02	Shareholders' equity 31.12.01	Shareholders' equity 31.12.00	Net profit 2002	Net profit 2001	Net profit 2000

	As restated*	As restated*	As restated*	As restated*	As restated*	As restated*
Investments	2,203	2,713	3,158	(928)	(2,558)	(1,747)
Life insurance
Deferred policy acquisition costs	(1,380)	(1,627)	(1,679)	217	37	215
Present value of future profits	2,191	2,556	2,806	(333)	(225)	(174)
Technical provisions	(459)	(798)	(1,153)	348	344	273
Goodwill	3,452	3,681	4,069	(228)	(388)	(239)
Retirement benefits	27	53	25	5	(5)	(23)
Taxation	(803)	(802)	(926)	135	698	389
Other	0	0	0	0	21	0

Total purchase accounting adjustments	5,231	5,776	6,300	(784)	(2,076)	(1,306)

  * See note 48.

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

  Taxation

  This adjustment represents the tax effect of the purchase accounting adjustments that result in temporary differences.

49.2a    Reconciliation of Swiss GAAP and US GAAP net profit

in CHF m	References are to note 49.1	2002	2001	2000

		As restated*	As restated*	As restated*
Swiss GAAP net profit before minority interests		(3,326)	1,814	6,022
Swiss GAAP minority interests		17	(227)	(237)

Swiss GAAP net profit		(3,309)	1,587	5,785

Adjustments in respect of
Debt and equity securities	a)	(210)	(212)	(38)
Consolidation	b)	2	(154)	102
Transfer of financial assets	c)	(278)	(74)	100
Real estate	d)	(9)	21	10
General provisions	e)	(578)	(201)	(102)
Business combinations and disposals	f)	707	(623)	(287)
Share-based compensation	g)	(93)	(128)	81
Pension plans	h)	317	282	201
Taxation	i)	(269)	(159)	(302)
Loans	j)	(79)	14	14
Leasing	k)	(3)	(7)	(3)
Derivatives	l)	160	1,045	169
Own shares and own bonds	m)	331	(264)	(52)
Foreign currency	n)	(90)	(6)	5
Capitalization of software	o)	(263)	296	269
Mandatory convertible securities	p)	—	—	—
Winterthur purchase accounting	q)	(784)	(2,076)	(1,306)

Total adjustments		(1,139)	(2,246)	(1,139)

US GAAP net (loss)/profit		(4,448)	(659)	4,646

US GAAP minority interests		60	(242)	(318)

US GAAP net (loss)/profit before minority interests		(4,508)	(417)	4,964

*
See note 48.

49.2b    Reconciliation of Swiss GAAP and US GAAP shareholders' equity

		As restated *	As restated *	As restated *
	References are to note 49.1
in CHF m		31.12.02	31.12.01	31.12.00

Swiss GAAP shareholders' equity before minority interests		31,395	38,921	43,522
Swiss GAAP minority interests		(2,878)	(3,121)	(2,571)

Swiss GAAP shareholders' equity		28,517	35,800	40,951

Adjustments in respect of
Debt and equity securities	a)	334	2,490	3,801
Consolidation	b)	24	146	181
Transfer of financial assets	c)	(272)	(29)	43
Real estate	d)	(8)	1	(21)
General provisions	e)	170	169	369
Business combinations and disposals	f)	1,554	976	1,660
Share-based compensation	g)	1,861	2,593	2,537
Pension plans	h)	(168)	(65)	(93)
Taxation	i)	405	429	88
Loans	j)	193	274	260
Leasing	k)	(43)	(40)	(33)
Derivatives	l)	261	6	(718)
Own shares and own bonds	m)	(3,081)	(5,165)	(6,619)
Foreign currency	n)	0	0	(4)
Capitalization of software	o)	438	700	402
Mandatory convertible securities	p)	(1,238)	—	—
Winterthur purchase accounting	q)	5,231	5,776	6,300

Total adjustments		5,661	8,261	8,153

US GAAP shareholders' equity		34,178	44,061	49,104

US GAAP minority interests		(2,887)	(3,161)	(3,930)

US GAAP shareholders' equity before minority interests		37,065	47,222	53,034

*
See note 48.

49.3    Presentation differences between Swiss and US accounting principles

In addition to differences related to valuation and income recognition principles, financial statement presentation differences exist between Swiss GAAP and US GAAP. Although these differences do not result in adjustments between Swiss GAAP and US GAAP reported net profit and shareholders' equity, it may be useful to understand these differences to interpret the condensed consolidated income statement and condensed consolidated balance sheet in accordance with US GAAP at notes 49.3a and 49.3b. The following is a summary of these differences.

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

Presentation differences exist between Swiss GAAP and US GAAP related to offsetting of assets and liabilities of certain repurchase and reverse repurchase transactions and certain securities lending and borrowing transactions that did not meet the US GAAP criteria. These are illustrated in note 49.3b to the "Condensed consolidated balance sheet."

The gross up of insurance balances for US GAAP is described in the presentation differences below and is reflected in note 49.3b to the "Condensed consolidated balance sheet."

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

  v.
  Under Swiss GAAP, the Mandatory Convertible Securities (MCS) are included within the line item Capital Reserves. For US GAAP, however, the MCS is classified in the line item Long-term debt. For additional information, please refer to note 49.1a.

49.3a    Condensed consolidated statements of income

The following are condensed consolidated statements of income for the years ended December 31, 2002, 2001 and 2000. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 49.2 and the presentation differences described in note 49.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

in CHF m	US GAAP 2002		US GAAP 2001	US GAAP 2000	Swiss GAAP reformatted 2002		Swiss GAAP reformatted 2001	Swiss GAAP reformatted 2000

	As restated *		As restated *	As restated *
Interest income	30,741		44,231	41,823	31,201		46,702	43,342
Commissions and fees	15,349		18,378	17,430	16,433		19,496	17,563
Trading revenue	2,152		8,493	9,357	1,943		8,019	8,976
Realised gains/(losses) from investments, net	(5,302)		(1,636)	3,005	(4,640)		940	4,262
Insurance premiums	29,322		27,947	24,872	29,482		28,170	25,078
Other revenue	3,917		4,776	3,422	4,256		2,964	1,809

Total revenue	76,179		102,189	99,909	78,675		106,291	101,030

Interest expense	20,317		35,737	33,626	20,302		35,915	33,676

Revenue, net of interest expense	55,862		66,452	66,283	58,373		70,376	67,354

Provision for credit losses	2,820		1,569	1,041	2,878		1,717	910
Policyholder benefits and claims	25,693		24,872	22,253	25,944		25,151	22,257

Total provisions for benefits, claims and credit losses	28,513		26,441	23,294	28,822		26,868	23,167

Insurance underwriting and acquisition expenses	4,378		4,181	3,600	4,296		4,041	3,687
Dividends to policyholders	(1,918)		550	2,102	(1,718)		733	2,473
Salaries and employee benefits	16,245		21,030	18,859	16,784		21,821	18,503
Premises and equipment expenses, net	3,580		3,859	3,112	3,745		3,933	3,024
Restructuring charges	32		77	607	32		70	1,499
Other expenses	9,059		10,920	8,251	9,780		10,706	7,718

Total operating expenses	31,376		40,617	36,531	32,919		41,304	36,904

(Loss)/profit from continuing operations before taxes, extraordinary items and minority interests	(4,027)		(606)	6,458	(3,368)		2,204	7,283

Income taxes	(88)		(167)	1,516	495		389	1,261

(Loss)/profit from continuing operations before extraordinary items and minority interests	(3,939)		(439)	4,942	(3,863)		1,815	6,022

Minority interests	(60)		242	318	(17)		227	237

(Loss)/profit from continuing operations before extraordinary items	(3,879)		(681)	4,624	(3,846)		1,588	5,785

(Loss)/profit from discontinued operations, net of tax benefit/(expense) of CHF (235) m, CHF 35 m and CHF (26) m for 2002, 2001 and 2000, respectively.	(648)		(101)	(10)	0		0	0

(Loss)/profit before extraordinary items and cumulative change in accounting principles	(4,527)		(782)	4,614	(3,846)		1,588	5,785

Extraordinary income/(expenses), net	18		0	31	17		(1)	0
Cumulative effect of changes in accounting principles	61	1)	123	1	520	2)	0	0

Net (loss)/profit	(4,448)		(659)	4,646	(3,309)		1,587	5,785

*
See note 48.

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

1)
Relates to the adoption of SFAS 141 Business Combinations. See note 50.4.
2)
Relates to a change in the accounting for deferred tax assets. See note 2.

49.3b    Condensed consolidated balance sheets

The following are condensed consolidated balance sheets of the Group, at December 31, 2002 and 2001. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 49.2 and the presentation differences described in note 49.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

in CHF m	US GAAP 31.12.02	US GAAP 31.12.01	Swiss GAAP reformatted 31.12.02	Swiss GAAP reformatted 31.12.01

As restated *		As restated *
Assets
Cash and cash equivalents	8,066	9,524	17,207	9,361
Interest-bearing deposits with banks	26,477	30,462	30,617	28,176
Brokerage receivables	16,551	37,427	29,837	35,601
Investment securities (whereof encumbered CHF 992 m and CHF 587 m for 2002 and 2001) 1)	116,148	130,804	116,594	130,599
Trading account assets (whereof encumbered CHF 96,427 m and CHF 131,082 m for 2002 and 2001)	272,017	311,878	244,379	281,968
Real estate held for investment	9,916	10,634	7,625	8,177
Federal funds sold, securities purchased under resale agreements, and securities borrowing transactions	267,634	298,810	227,913	230,604
Loans, net of allowance for credit losses 2)	166,310	166,694	174,753	171,041
Tangible fixed assets	7,972	9,578	7,845	8,446
Premiums and insurance balances receivable, net	9,081	8,024	9,139	8,021
Reinsurance recoverables	3,389	4,509	3,395	4,509
Goodwill	16,664	17,997	11,035	13,664
Present value of future profits	3,781	4,749	1,966	2,335
Deferred policy acquisition costs	5,336	4,237	6,498	5,662
Other assets (whereof encumbered CHF 5,594 m and CHF 9,963 m for 2002 and 2001)	65,393	75,263	58,571	68,602
Assets held for separate accounts	13,377	14,519	13,395	14,519
Discontinued operations — assets	19,046	0	0	0

Total assets	1,027,158	1,135,109	960,769	1,021,285

*
See note 48.

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

in CHF m	US GAAP 31.12.02	US GAAP 31.12.01	Swiss GAAP reformatted 31.12.02	Swiss GAAP reformatted 31.12.01

As restated *		As restated *
Liabilities and shareholders' equity
Deposits	245,265	267,813	255,538	269,076
Short-term borrowings	16,692	22,148	18,329	27,397
Brokerage payables	20,580	46,889	37,448	38,073
Trading account liabilities	146,483	162,027	136,173	154,130
Insurance policy and claims reserves	102,473	101,030	102,431	100,555
Provision for dividends to policyholders	3,150	5,934	3,076	5,782
Provision for unearned premiums	7,358	6,914	7,435	6,914
Policyholder funds	13,673	15,028	14,013	15,021
Federal funds purchased, securities sold under repurchase agreements, and securities lending transactions	251,682	276,759	205,105	209,157
Other liabilities	54,141	68,345	43,927	52,047
Long-term debt	98,645	99,902	92,378	89,114
Liabilities held for separate accounts	13,503	15,098	13,521	15,098
Discontinued operations — liabilities	16,448	0	0	0

Total liabilities	990,093	1,087,887	929,374	982,364

Minority interests	2,887	3,161	2,878	3,121

Common shares	1,190	3,590	1,190	3,590
Additional paid in capital	24,417	25,080	21,113	19,886
Common shares in treasury, at cost	(4,387)	(6,258)	0	0
Retained earnings	18,662	19,645	9,788	9,198
Accumulated other comprehensive income	(1,256)	2,663	(265)	1,539
Net income after minority interests	(4,448)	(659)	(3,309)	1,587

Total shareholders' equity	34,178	44,061	28,517	35,800

Total liabilities and shareholders' equity	1,027,158	1,135,109	960,769	1,021,285

*
See note 48.

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

50    Additional disclosures required under US GAAP

The following disclosures within note 49 are required under US GAAP and unless otherwise noted support the Swiss GAAP consolidated financial statements and are presented on a Swiss GAAP basis.

50.1    Earnings per share

	2002	2001	2000

	As restated *	As restated *	As restated *
Net profit/(loss) available for common shares (in CHF m)
Swiss GAAP – basic	(3,309)	1,587	5,785
Interest on convertible debt	—	1	4

Swiss GAAP – diluted	(3,309)	1,588	5,789

US GAAP – basic	(4,448)	(659)	4,646
Interest on convertible debt	—	—	4

US GAAP – diluted	(4,448)	(659)	4,650

Weighted-average number of shares outstanding
Swiss GAAP – basic	1,190,206,207	1,194,090,788	1,111,100,088
Potential dilutive common shares
Contingent issuable shares	—	69,028	139,084
Incremental shares from assumed conversions
Convertible bonds	—	770,152	2,064,896
Mandatory convertible securities	—	—	—
Share options	—	8,517,586	2,387,608

Potential dilutive common shares	—	9,356,766	4,591,588

Swiss GAAP – diluted	1,190,206,207	1,203,447,554	1,115,691,676

US GAAP – basic 1)	1,154,529,909	1,134,355,261	1,051,796,048
Potential dilutive common shares
Contingent issuable shares	—	—	34,957,620
Incremental shares from assumed conversions
Convertible bonds	—	—	2,064,896
Mandatory convertible securities	—	—	—
Share options	—	—	1,704,012

Potential dilutive common shares	—	—	38,726,528

US GAAP – diluted	1,154,529,909	1,134,355,261	1,090,522,576

Earnings per share (in CHF)
Swiss GAAP basic
Earnings before extraordinary items	(3.50)	1.52	6.73
Cumulative effect change in accounting principles	0.44	—	—
Extraordinary items	0.28	(0.19)	(1.52)

Net earnings per share	(2.78)	1.33	5.21

Swiss GAAP diluted
Earnings before extraordinary items	(3.50)	1.51	6.70
Cumulative effect change in accounting principles	0.44	—	—
Extraordinary items	0.28	(0.19)	(1.51)

Net earnings per share — diluted 2)	(2.78)	1.32	5.19

US GAAP basic
Earnings from continuing operations	(3.36)	(0.60)	4.40
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect change in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	0.00	0.03

US GAAP — basic	(3.85)	(0.58)	4.42

US GAAP diluted
Earnings from continuing operations	(3.36)	(0.60)	4.24
Earnings from discontinued operations	(0.56)	(0.09)	(0.01)
Cumulative effect change in accounting principles	0.05	0.11	0.00
Extraordinary items	0.02	0.00	0.03

US GAAP — diluted 2)	(3.85)	(0.58)	4.26

*
See note 48.

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1)
The weighted average number of shares outstanding reflects the deductions of own shares and the addition of vested contingent issuable shares.
2)
For 2002 and 2001, the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible bonds and securities, the contingent issuable shares and the potential exercise of options to purchase shares, because the effect would be anti-dilutive.

50.2    US GAAP consolidated changes in shareholders' equity

See note 35 for additional information on changes in shareholders' equity. The following table for the changes in shareholders' equity is in accordance with US GAAP.

in CHF m, except number of shares	Common shares outstanding 1)	Common shares	Additional paid in capital 5)	Retained earnings	Accumulated other comprehensive income 4)	Common shares in treasury at cost 2)	Total

			As restated *	As restated *	As restated *	As restated *	As restated *
Balance at December 31, 1999 as originally filed	1,043,224,728	5,444	15,149	16,762	5,933	(2,901)	40,387
Restatements	—	—	(330)	(126)	9	—	(447)

Restated Balance at December 31, 1999	1,043,224,728	5,444	14,819	16,636	5,942	(2,901)	39,940

Net profit	–	–	–	4,646	–	–	4,646
Other comprehensive income, net of tax	–	–	–	–	352	–	352
Issuance of common shares	112,926,008	565	8,152	–	–	–	8,717
Share-based compensation	–	–	926	–	–	–	926
Accrual for earned share compensation			1,945				1,945
Release of treasury shares for share compensation	20,355,660		(1,277)			1,277	0
Sale of treasury shares	153,126,600	–	297	–	–	12,304	12,601
Repurchase of treasury shares	(225,750,840)	–	–	–	–	(18,146)	(18,146)
Net premium/discount on treasury share and own share derivative activity	–	–	(67)	–	–	–	(67)
Cash dividends paid 3) (CHF 1.75 per share)	–	–	–	(1,917)	–	–	(1,917)
Dividend on treasury shares	–	–	–	107	–	–	107

Balance at December 31, 2000	1,103,882,156	6,009	24,795	19,472	6,294	(7,466)	49,104

Net profit/(loss)	–	–	–	(659)	–	–	(659)
Other comprehensive income, net of tax	–	–	–	–	(3,631)	–	(3,631)
Issuance of common shares	2,457,851	11	164	–	–	–	175
Cancellation of repurchased shares	(7,600,000)	(38)	(531)	–	–	–	(569)
Share-based compensation	–	–	399	–	–	–	399
Accrual for earned share compensation			2,097				2,097
Release of treasury shares for share compensation	29,913,015		(2,133)			2,133	0
Sale of treasury shares	235,177,204	–	235	–	–	15,874	16,109
Repurchase of treasury shares	(243,106,991)	–	–	–	–	(16,799)	(16,799)
Net premium/discount on treasury share and own share derivative activity	–	–	54	–	–	–	54
Repayment out of share capital 3) (CHF 2.00 per share)	–	(2,392)	–	—	–	–	(2,392)
Dividend on treasury shares	–	–	–	173	–	–	173

Balance at December 31, 2001	1,120,723,235	3,590	25,080	18,986	2,663	(6,258)	44,061

Net profit/(loss)	–	–	–	(4,448)	–	–	(4,448)
Other comprehensive income, net of tax	–	–	–	–	(3,919)	–	(3,919)
Issuance of common shares	1,011,909	2	26	–	–	–	28
Cancellation of repurchased shares	(7,730,000)	(23)	(69)	(450)	–	–	(542)
Share-based compensation			298				298
Accrual for earned share compensation			1,353				1,353
Release of treasury shares for share compensation	24,110,853		(1,798)			1,798	0
Sale of treasury shares	141,837,418	–	(482)	–	–	4,884	4,402
Repurchase of treasury shares	(163,895,110)	–	–	–	–	(4,811)	(4,811)
Net premium/discount on treasury share and own share derivative activity	–	–	9	–	–	–	9
Repayment out of share capital 3) (CHF 2.00 per share)	–	(2,379)	–	–	–	–	(2,379)
Dividend on treasury shares	–	–	–	126	–	–	126

Balance at December 31, 2002	1,116,058,305	1,190	24,417	14,214	(1,256)	(4,387)	34,178

*
See note 48.

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
5)
Balances include the accrued cost for shares to be delivered under the share award plans. The cost attributable to share award plans at December 31, 2002, 2001, 2000 and 1999 amount to CHF 2,911 million, CHF 3,356 m, CHF 3,392 m and CHF 2,724 m respectively. The balances include the accrued cost for shares granted subsequent to the financial year-end as part of the financial year compensation.

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

50.3    US GAAP accumulated other comprehensive income

The following table of accumulated other comprehensive income is in accordance with US GAAP.

in CHF m	Foreign currency translation adjustments	Unrealized gains/ (losses) on securities 1)	Cash flow hedges	Minimum pension liability adjustment	Accumulated other comprehensive income	Comprehensive income

	As restated *		As restated *		As restated *	As restated *
Balance at December 31, 1999 as originally filed	1,172	4,758	–	3	5,933	–
Restatements	9	—	–	—	9	–

Restated Balance at December 31, 1999	1,181	4,758	–	3	5,942	–

Net profit	–	–	–	–	–	4,646
Foreign currency translation adjustments	(619)	–	–	–	(619)	–
Unrealized holding gains arising during period, net of tax of CHF 173 m	–	3,536	(157)	–	3,379	–
Less reclassification adjustment for gains included in net income, net of tax of CHF 709 m	–	(2,404)	–	–	(2,404)	–
Minimum pension liability adjustment, net of tax benefit of CHF 2 m	–	–	–	(4)	(4)	–

Other comprehensive income	(619)	1,132	(157)	(4)	352	352

Balance at December 31, 2000	562	5,890	(157)	(1)	6,294	–

Total comprehensive income 2000	–	–	—	–	–	4,998

Net profit	—	—	–	—	—	(659)
Foreign currency translation adjustments	64	–	–	–	64	—
Unrealized holding losses arising during period, net of tax benefit of CHF 412 m	–	(3,052)	–	–	(3,052)	—
Less reclassification adjustment for gains included in net income, net of tax benefit of CHF 190 m	–	(330)	–	–	(330)	—
Unrealized holding losses arising during period, net of tax benefit of CHF 1 m	–	–	(81)	–	(81)	—
Cumulative effect of changes in accounting principles, net of tax benefit of CHF 7 m	–	–	(17)	–	(17)	—
Minimum pension liability adjustment, net of tax benefit of CHF 60 m	–	–	–	(215)	(215)	—

Changes in other comprehensive income	64	(3,382)	(98)	(215)	(3,631)	(3,631)

As of December 31, 2001	626	2,508	(255)	(216)	2,663	—

Total comprehensive income 2001	—	—	—	—	—	(4,290)

Net profit	—	—	—	—	—	(4,448)
Foreign currency translation adjustments	(2,928)	—	—	—	(2,928)	—
Unrealized holding losses arising during period, net of tax benefit of CHF 124 m	—	(489)	—	—	(489)	—
Less reclassification adjustment for gains included in net income, net of tax benefit of CHF 260 m	—	(358)	—	—	(358)	—
Unrealized holding gains arising during period, net of tax of CHF 1 m	—	—	221	—	221	—
Minimum pension liability adjustment, net of tax benefit of CHF 142 m	—	—	—	(365)	(365)	—

Changes in other comprehensive income	(2,928)	(847)	221	(365)	(3,919)	(3,919)

As of December 31, 2002	(2,302)	1,661	(34)	(581)	(1,256)	—

Total comprehensive income 2002	—	—	—	—	—	(8,367)

*
See note 48.

1)
Net of certain amounts allocated to policyholders.

50.4    Recently issued US accounting standards

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

The Group completed the required transitional impairment test of goodwill and indefinite life intangible assets as of January 1, 2002, and determined that there was no impairment to goodwill or intangible assets and no effect on the Group's consolidated financial condition or results of operations as of January 1, 2002. Additionally, upon adoption, the Group reclassified certain intangible assets as follows: CHF 1,946 million from finite life intangibles to goodwill and CHF 71 million from goodwill to finite life intangibles. See note 50.5 for additional information on goodwill and identifiable intangible assets.

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

FIN 46 also imposes immediate disclosure requirements, the most significant of which relate to entities for which the Group believes it is "reasonably possible" that consolidation or disclosure will be required on July 1, 2003. The information disclosed about VIEs in note 50.10 is based on the status of the Group's review of the impact of FIN 46 on current structures to date. Accordingly, the actual impact may differ as the Group completes its review, considers restructuring alternatives, and to the extent further clarification on the application of FIN 46 is obtained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50.5    Goodwill and intangible assets

See also note 50.4 for additional information.

The following table presents the net profit and earnings per share for 2002, 2001 and 2000 adjusted to exclude amortization expense (net of taxes) related to goodwill which is no longer amortized. For the periods presented there was no amortization of indefinite life intangible assets which, under SFAS 142, are no longer amortized.

in CHF m, except per share amounts	2002	2001	2000

	As restated *	As restated *	As restated *
Net profit/(loss)
Reported net profit/(loss) under US GAAP	(4,448)	(659)	4,646
Goodwill amortization	0	1,587	671

Adjusted net profit/(loss) under US GAAP	(4,448)	928	5,317

Basic earnings per share
Reported basic earnings per share	(3.85)	(0.58)	4.42
Goodwill amortization	0.00	1.40	0.64

Adjusted basic earnings per share	(3.85)	0.82	5.06

Diluted earnings per share
Reported diluted earnings per share	(3.85)	(0.58)	4.26
Goodwill amortization	0.00	1.40	0.62

Adjusted diluted earnings per share	(3.85)	0.82	4.88

*
See note 48.

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

50.6    Discontinued operations

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

50.7    Investments

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

The following table presents proceeds from sales of securities and realized gains and losses, on both Swiss GAAP and US GAAP bases, for the years ended December 31:

	Available-for-sale securities
in CHF m	Debt securities 2002	Debt securities 2001	Debt securities 2000	Equity securities 2002	Equity securities 2001	Equity securities 2000

	As restated *	As restated *	As restated *	As restated *	As restated *	As restated *
Proceeds from sales	50,701	29,161	13,880	20,849	22,952	15,050
Realized gains
Swiss GAAP basis	1,388	985	493	3,061	4,394	5,335
US GAAP basis	1,336	785	510	2,783	2,983	4,272
Realized losses
Swiss GAAP basis	595	193	251	7,865	3,608	1,081
US GAAP basis	844	609	280	8,087	4,569	1,174

*
See note 48.

Transfers of equity securities and securities classified as available-for-sale to trading account assets resulted in realized gross gains of CHF 2 million, CHF 0 million and CHF 25 million during 2002, 2001 and 2000, respectively, and gross losses of CHF 0 million, CHF 17 million and CHF 0 million in 2002, 2001, and 2000, respectively.

The Group recognized other than temporary impairments on investment securities held as available-for-sale of CHF 4,890 million, CHF 1,597 million and CHF 383 million in 2002, 2001 and 2000 respectively.

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

50.8    Real estate held for investment from the insurance business

Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

The following table shows real estate held for investment from the insurance business as of:

in CHF m	31.12.02	31.12.01

Land	1,965	1,978
Buildings and improvements	7,120	7,283

Total cost	9,085	9,261

Accumulated depreciation	(1,710)	(1,718)

Net book value	7,375	7,543

Estimated fair value	9,983	10,367

50.9    Brokerage receivables and brokerage payables

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

50.10    Securities borrowed, lent and subject to repurchase agreements

See also note 39 for additional information.

Amounts shown below are Swiss GAAP reformatted to US GAAP presentation. Securities borrowed or purchased under agreements to resell, at their respective balance sheet values, consisted of the following as of:

in CHF m	31.12.02	31.12.01

Federal funds sold and securities purchased under resale agreements	197,960	206,964
Deposits paid for securities borrowed – cash only	29,953	23,640

Total funds and securities	227,913	230,604

Certain restatements have been made to prior-year amounts to conform to the current presentation.

Securities lent or sold under agreements to repurchase, at their respective balance sheet values, consisted of the following as of:

in CHF m	31.12.02	31.12.01

Federal funds purchased and securities sold under agreements to repurchase	183,079	185,458
Deposits received for securities lent – cash only	22,026	23,699

Total funds and securities	205,105	209,157

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

Variable Interest Entities

For additional information on FIN 46, please refer to note 50.4, "Recently Issued US Accounting Standards."

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

50.11    Income taxes

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

2)
In Germany, releases from policyholder bonus reserves are not offset by a corresponding deferred tax benefit from the losses on the equity investments, as capital gains/losses on equities are not taxable. The non-recognition of a tax effect on losses on equity investments is shown under "Non deductible expenses, allowances and deductions" and amounts to CHF 874 million in 2002.

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

Presented below in accordance with SFAS No. 109Accounting for Income Taxes, is the tax effect of temporary differences that give rise to significant portions of the US GAAP deferred tax assets and deferred tax liabilities valued in accordance with US GAAP as of:

in CHF m	31.12.02	31.12.01

	As restated *	As restated *
Insurance technical provisions	1,394	2,056
Employee benefits	1,910	2,291
Investment securities	1,119	351
Deferred policy acquisition costs	31	0
Provisions	2,644	1,908
Derivatives	639	128
Real estate	334	339
NOL carry-forwards	3,943	1,862
Other	2,213	1,372

Deferred tax asset before valuation allowance	14,227	10,307
Less valuation allowance	(1,931)	(1,400)

Deferred tax assets net of valuation allowance	12,296	8,907

Insurance technical provisions	(561)	(467)
Employee benefits	(216)	(85)
Investment securities	(2,926)	(1,229)
Present value of future profits	(1,384)	(1,576)
Deferred policy acquisition costs	(728)	(698)
Business combinations	(2,415)	(1,881)
Derivatives	(613)	(69)
Software capitalization	(142)	(211)
Leasing	(139)	(162)
Real estate	(558)	(599)
Other	(1,244)	(1,126)

Deferred tax liabilities	(10,926)	(8,103)

Net deferred tax assets/(liabilities)	1,370	804

*
See Note 48

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

50.12    Reinsurance

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

50.13    Present value of future profits

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

50.14    Deferred policy acquisition costs

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

50.15    Real estate

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

50.16    Fair value of financial instruments

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

50.17    Derivative financial instruments

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

50.18    Litigation

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

50.19    Deposits

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

50.20    Liabilities for loss and loss adjustment expenses for the non-life insurance business

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

50.21    Participating policies of insurance business

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

50.22    Related party transactions

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

50.23    Pension and post-retirement benefits

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

Defined benefit plans

The following table shows the components of net periodic pension expense for the Swiss and foreign defined benefit plans for the years ended December 31:

	Pension benefits
in CHF m	2002	2001	2000

	As restated *	As restated *
Benefits earned during the year	554	467	406
Interest cost on benefit obligation	687	637	591
Expected return on plan assets	(936)	(863)	(824)
Amortization of
Unrecognized transition obligation/(asset)	68	67	68
Prior service cost	36	3	2
Unrecognized (gains)/losses	11	(28)	(1)

Net periodic pension cost	420	283	242
Settlement loss	62	59	18

Total US GAAP pension cost	482	342	260

*
See note 48.

The following table shows the changes in the benefit obligation and the fair value of plan assets during 2002 and 2001 and the amounts included in the Group's condensed consolidated US GAAP balance sheet for the Group's defined benefit pension and other post-retirement benefit plans at:

	Pension benefits		Post retirement benefits
in CHF m	31.12.02	31.12.01	31.12.02	31.12.01

	As restated *	As restated *
Benefit obligation at the beginning of the year	16,113	13,890	70	69
Benefit obligation of countries added in current year	96	314	—	—
Plan participants contribution	210	198	1	0
Service cost	554	467	2	2
Interest cost	687	637	5	5
Plan amendments	162	233	—	(4)
Settlement loss	(59)	59	—	—
Actuarial (gains)/losses	75	916	7	1
Business combinations	32	(7)	5	—
Benefit payments	(761)	(576)	(5)	(5)
Exchange rate (gains)/losses	(328)	(18)	(13)	2

Benefit Obligation at the end of year	16,781	16,113	72	70

Fair value of assets at beginning of year	14,702	14,984	—	—
Assets of countries added in current year	81	262	—	—
Actual return on plan assets	(369)	(989)	—	—
Group contributions	758	782	5	5
Plan participants' contributions	210	198	—	—
Settlements	(72)	29	—	—
Business combinations	25	—	—	—
Benefit payments	(761)	(576)	(5)	(5)
Exchange rate gain/(loss)	(210)	12	—	—

Fair value of assets at end of year 1)	14,364	14,702	—	—

Funded status of the plan	(2,417)	(1,411)	(72)	(70)
Unrecognized
Net transition obligation/(asset)	58	123	—	—
Prior service cost	378	255	(2)	(4)
Net actuarial (gains)/losses	2,089	858	1	(7)
4th quarter employer contributions	299	146	1	1

Net amount recognized	407	(29)	(72)	(80)

Amounts recognized in the US GAAP balance sheet consist of 2)
Prepaid benefit costs	348	383	—	—
Accrued benefit liability	(1,056)	(767)	(72)	(80)
Intangible asset	329	79	—	—
Accumulated other comprehensive income	786	276	—	—

Net amount recognized	407	(29)	(72)	(80)

*
See note 48.

1)
At December 31, 2002 and 2001, the total value of Group securities included in plan assets was CHF 395 million and CHF 697 million, respectively. In 2002, the majority of these assets were invested in Credit Suisse Group bonds and in 2001 were invested in Credit Suisse Group shares. In addition, the majority of the plan assets of the Winterthur Swiss Pension Plan are fully insured with Winterthur Life Switzerland. The plan assets covered by this agreement amount to CHF 3,521 million and CHF 3,456 million at December 31, 2002 and 2001, respectively.
2)
For those plans whose accumulated benefit obligation exceeds plan assets, the aggregate accumulated benefit obligation was CHF 11,606 million and CHF 2,691 million, the projected benefit obligation was CHF 12,774 million and CHF 3,095 million and the aggregate fair value of plan assets was CHF 10,327 million and CHF 2,015 million for the year 2002 and 2001, respectively.

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

50.24    Capital requirements

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

At December 31, 2002, the Group was not subject to significant restrictions on its ability to pay dividends.

50.25    Credit Suisse Group (parent company only)

Condensed statement of income in CHF m	2002	2001	2000

Interest income and income from securities	1,624	1,343	1,620
Income from investments in Group companies 1)	1,820	3,141	4,091
Other income	335	555	270

Income	3,779	5,039	5,981

Interest expenses	471	423	376
Personnel expenses and directors' fees	105	115	112
Other expenses	134	182	154
Depreciation, write-offs and provisions	851	655	0
Taxes	(2)	66	92

Expenses	1,559	1,441	734

Net profit for the year	2,220	3,598	5,247

1)
Recognized on a cost basis, pursuant to Swiss Company law.

Condensed balance sheet in CHF m	31.12.02	31.12.01

Assets
Liquid assets held at Group companies	2,639	1,497
Securities	605	1,438
Other receivables from third-parties	4	39
Receivables from Group companies	3	490
Accrued income and prepaid expenses	976	1,272

Total current assets	4,227	4,736

Investments in Group companies 1)	34,297	32,204
Long-term loans to Group companies	4,328	3,024
Securities	655	3,039

Total long-term assets	39,280	38,267

Total assets	43,507	43,003

Liabilities and shareholders' equity
Payables to third-parties	257	9
Payables to Group companies	1,056	1,161
Accrued expenses and deferred income	831	1,119

Total current liabilities	2,144	2,289

Bonds	3,400	3,650
Long-term loans from Group companies	4,399	3,827
Provisions	579	817

Total long-term liabilities	8,378	8,294

Share capital	1,190	3,590
Legal reserve	13,081	11,817
Reserve for own shares	1,950	2,469
Free reserves	14,540	14,100
Retained earnings:
Retained earnings brought forward	4	(3,154)
Net profit for the year	2,220	3,598

Total shareholders' equity	32,985	32,420

Total liabilities and shareholders' equity	43,507	43,003

1)
Recognized on a cost basis, pursuant to Swiss Company law

Condensed cash flow statement in CHF m	2002	2001	2000

Cash flows from operating activities
Net profit	2,220	3,598	5,247
Net adjustments to reconcile net profit to net cash provided by operating activities	81	(531)	(444)

Net cash provided by operating activities	2,301	3,067	4,803

Cash flows from investing activities
Purchases of securities	(805)	(3,799)	(4,158)
Sales of securities	3,814	4,469	2,648
Investments in and advances to subsidiaries	(3,907)	(1,282)	(11,407)
Repayment of advances to subsidiaries	0	139	0

Net cash used in investing activities	(898)	(473)	(12,917)

Cash flows from financing activities
Advances from subsidiaries	840	848	1,455
Issuance of bonds	1,250	0	600
Repayments of bonds	0	(500)	(600)
Proceeds from issuance of common shares	28	175	8,717
Dividends paid/repayment out of share capital	(2,379)	(2,392)	(1,917)

Net cash provided by/(used in) financing activities	(261)	(1,869)	8,255

Net increase/(decrease) in liquid assets	1,142	725	141
Liquid assets at beginning of financial year	1,497	772	631

Liquid assets at end of financial year	2,639	1,497	772

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	53	31	78
Cash paid during the year for interest	483	429	364
Cash dividends received from subsidiaries	1,819	3,141	4,091

Assurance
KPMG Klynveld Peat Marwick Goerdeler SA		Telephone +41 1 249 31 31
Badenerstrasse 172 CH-8004 Zurich	P.O. Box CH-8026 Zurich	Fax +41 1 249 30 41 www.kpmg.ch

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

TABLE OF CONTENTS