Form 20-F
period 2003-12-31
CREDIT SUISSE GROUP
filed 2004-06-28
CIK 1159510

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

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

None
(Title of Class)

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:
1,130,362,948 shares, par value CHF 1 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18

Form 20-F 2003

Definitions
Sources
Accounting basis and reporting currency
Cautionary statement regarding forward-looking information
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS N/A
ITEM 2: OFFER, STATISTICS AND EXPECTED TIMETABLE N/A
ITEM 3: KEY INFORMATION
Selected financial data
Exchange rate information
Risk factors
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Adverse market or economic conditions may cause a decrease in net revenues
Private banking and asset management businesses
Insurance businesses
Investment banking business
Private equity business
We may incur significant losses in the real estate sector
Our revenues may decline in line with declines in certain sectors
Holding large and concentrated positions may expose us to large losses
Significant interest rate changes could affect our results of operations and financial condition
Banking businesses
Insurance businesses
Our hedging strategies may not prevent losses
Market risk may increase the other risks that we face
Credit risk
We may suffer significant losses from our credit exposures
Banking businesses
Insurance businesses
Investment banking business
Defaults by a large financial institution could adversely affect financial markets generally and us specifically
The information that we use to manage our credit risk may be inaccurate or incomplete
We may not have sufficient collateral to fully cover our exposure to potential credit losses
Cross border and foreign exchange risk
Cross border risks may increase market and credit risks we face
We may face significant losses in emerging markets
Currency fluctuations may adversely affect our results of operations and financial condition
Insurance underwriting risk
Liquidity risk
Our liquidity could be impaired if we could not access the capital markets or sell our assets
Our banking businesses may face asset liability mismatches
Our insurance businesses may face liquidity problems
Changes in our ratings may adversely affect our business and financial condition
Operational risk
We are exposed to a variety of operational risks
We may suffer losses due to employee misconduct
Our dependence on systems could expose us to losses
Legal and regulatory risks
Our exposure to legal liability is significant
Extensive regulation of our businesses limits our activities and may subject us to significant penalties
We are exposed to risk of loss from legal and regulatory proceedings
Changes in our regulatory regime may affect our results of operations and capital requirements
Legal restrictions on our clients may reduce the demand for our services
We are exposed to actions by employees
Competition
We face increased competition due to consolidation and new entrants
Our competitive position could be harmed if our reputation is damaged
We must recruit and retain highly skilled employees
Intense competition in all business segments could harm our results
Banking businesses
Insurance businesses
Investment banking business
Asset management business
We face competition from new trading technologies
Acquisition risk
Integration risk
ITEM 4: INFORMATION ON THE COMPANY
Information on the Company
Credit Suisse Group
Overview
Credit Suisse Financial Services
Credit Suisse First Boston
Corporate Center
Strategy
Business unit strategies
Company history and legal structure
Credit Suisse Financial Services business unit
Overview
Strategy
Private Banking
Overview
Products and services
Corporate & Retail Banking
Overview
Products and services
Marketing and distribution
Life & Pensions
Overview
Acquisitions and divestitures
Products and services
Traditional products
Non-traditional products
Disability insurance
Group pensions
Marketing and distribution
Insurance
Overview
Acquisitions and divestitures
Products and services
Motor insurance
Non-motor insurance (excluding accident and health)
Accident and health insurance
Marketing and distribution
Operating environment and competition
Operating environment
Competition
Credit Suisse First Boston business unit
Overview
Acquisitions and divestitures
Strategy
Institutional Securities
Overview
Products and services
Fixed Income division
Equity division
Investment Banking division
Global investment research
CSFB Financial Services
Overview
Products and services
Asset management and advisory services
Funds
Operating environment and competition
Operating environment
Competition
Regulation and supervision
Overview
Banking
Switzerland
Capital requirements
Liquidity requirements
Risk concentration
European Union
United States
Non-banking activities
United Kingdom
Insurance
Switzerland
European Union
Germany
United States
Investment Banking and Asset Management
Switzerland
European Union
United States
United Kingdom
Corporate Governance and Investor Protection
Switzerland
European Union
United States
Property and equipment
Additional information
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Factors affecting results of operations
Summary
Credit Suisse Group
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Reconciliation of segment reporting in accordance with management reporting principles to consolidated reporting in accordance with US GAAP
Net revenue reclassification adjustments
Valuation and income recognition adjustments
Accounting for business combination with “Winterthur” Swiss Insurance Company
Other business combinations and disposals
Insurance liabilities
Derivatives
General provisions
Other
Credit Suisse Financial Services
Private Banking
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Corporate & Retail Banking
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Life & Pensions
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Insurance
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Investments for Life & Pensions and Insurance
Credit Suisse First Boston
Institutional Securities
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
CSFB Financial Services
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Corporate Center
Year ended December 31, 2003 compared to year ended December 31, 2002
Year ended December 31, 2002 compared to year ended December 31, 2001
Critical Accounting Policies
Fair value
Valuation process
Controls over the fair valuation process
Trading assets
Investment securities recorded at fair value
Other assets and liabilities recorded at fair value
Provisions from the insurance business
Future policyholder benefits
Claims reserves
Deferred policy acquisition costs (DAC)
Present value of future profits (PVFP)
Contingencies and loss provisions
Litigation contingencies
Allowances and provisions for losses
Inherent loan loss allowance
Specific loan loss allowances
Goodwill impairments
Deferred tax asset valuation allowances
Pension plans
Off-Balance Sheet Arrangements
Guarantees
Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities
Variable Interest Entities
Contractual obligations and other commercial commitments
Derivatives
Related-Party Transactions
Recently Issued Accounting Standards
Liquidity and Capital Resources
Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity
Organization
Funding sources and strategy
At the Credit Suisse Group consolidated level
At the Credit Suisse Group legal entity level
Factors that may affect liquidity and capital resources
Credit ratings
Capital resources and capital adequacy
Contractual cash obligations and other commercial commitments
Credit Suisse First Boston Legal Entity
Organization
Liquidity management
Funding sources and strategy
Funding Activity Highlights
Credit ratings
Capital resources and capital adequacy
Credit Suisse Legal Entity
Organization
Liquidity management
Funding sources and strategy
Credit ratings
Capital resources and capital adequacy
“Winterthur” Swiss Insurance Company
Organization
Liquidity management
Funding sources and strategy
Credit ratings
Capital resources and solvency capital adequacy
Information Required by Industry Guide 6
Selected statistical information regarding the insurance business
Provisions for unpaid losses and loss adjustment expenses from the Insurance business
Loss development tables
Effect of foreign exchange
Factors contributing to surpluses and deficiencies
H. S. Weavers
Discounted provisions
Acquired business
Divested business
Information Required by Industry Guide 3
Selected statistical information regarding the banking business
Banking average balances and interest rates
Banking average balances and interest rates (continued)
Analysis of changes in banking net interest income
Analysis of changes in banking net interest income (continued)
Deposits
Short-term borrowings
Investments portfolio
Banking business investment strategy
Banking loan portfolio
Non-accrual loans
Potential problem loans
Restructured loans
Cross-border outstandings
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Board of Directors of Credit Suisse Group
Membership and qualifications
Independence
Meetings
Board responsibilities
Board Committees
Chairman’s and Governance Committee
Audit Committee
Compensation Committee
Risk Committee
Members of the Board of Directors and the Committees
Changes in the Group Executive Board
Honorary Chairman of Credit Suisse Group
Secretaries of the Board of Directors
Management
Group Executive Board
Members of the Group Executive Board
Changes in the Group Executive Board
Senior Management of Credit Suisse Group
Senior Management of the business units
Executive Board Credit Suisse Financial Services
Operating Committee Credit Suisse First Boston
Advisory Board of Credit Suisse Group
Compensation
Core compensation principles
Performance based
Value oriented
Market driven
Shareholder aligned
Compensation elements
Fixed compensation
Variable compensation
Metrics
The Company
The business unit, division and/or department
The individual employee
Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board
Cash component of compensation
Equity component of compensation
Option component of compensation
Highest total compensation
Additional fees and remunerations
Severance and benefits to former members of the Board of Directors and the Group Executive Board
Shareholders
Voting rights, transfer of shares
Annual General Meeting
Changes of control and defense measures
Duty to make an offer
Clauses on changes of control
Employees
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major shareholders
Related party transactions
ITEM 8: FINANCIAL INFORMATION
Consolidated financial statements
Legal proceedings
World War II settlement
Swiss banking settlement
Claims against Winterthur Life
South Africa
Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices
Litigation Relating to IPO Allocation/Research-related Practices
Enron-related litigation and inquiries
NCFE-related Litigation
U.K. Insurance Litigation
Mutual Fund Investigations
Adelphia Communications Corporation Litigation
Dividends policy
ITEM 9: THE OFFER AND LISTING
Listing details
Differences between the corporate governance standards of Credit Suisse Group and the NYSE Rules
Trading in our own shares
ITEM 10: ADDITIONAL INFORMATION
Articles of Association
Registration and business purpose
Directors
Dividends
Pre-emptive subscription rights
Repurchase of shares
Notices
Liquidation and merger
Disclosure of principal shareholders
Material contracts
Exchange controls
Indemnification
American Depositary Shares
Taxation
Swiss taxation
Withholding tax on dividends and similar distributions
Swiss resident recipients
Non-resident recipients
Residents of the United States
Income and profit tax on dividends and similar distributions
Individuals
Legal entities
Non-resident recipients
Capital gains tax realized on shares
Individuals
Legal entities
Non-resident individuals and legal entities
Net worth and capital taxes
Individuals
Legal entities
Non-resident individuals and legal entities
Stamp duties upon transfer of securities
United States federal income tax
Taxation of dividends
US Holders
Non-US Holders
Capital gains tax upon disposal of shares
US Holders
Non-US Holders
Backup withholding tax and information reporting requirements
ITEM 11: QUANTITATIVE DISCLOSURE ABOUT MARKET RISK
Overview
Risk management principles
Risk management oversight
Risk management oversight at the Board level
Risk management oversight at the Group management level
Risk management oversight at the business unit, segment and division management level
Risk categories
Risk limits
Economic Risk Capital
Introduction
Concept
Applications
Key position risk trends 2003
Market risk
Overview
Trading portfolios
Risk measurement and management
Development of trading portfolio risks
VaR results and distribution of trading revenues
Non-trading portfolios
Risk measurement and management
Development of non-trading portfolio risks
Credit risk for the banking businesses
Definition of credit risk
Credit risk management approach
Loans
Non-performing loans
Potential problem loans
Credit Provisions
Loan valuation allowances and provisions for inherent credit losses
Summary of loan valuation allowance experience
Country risk
Insurance risk
Introduction
Risk structure in the insurance business
Non-life
Life
Reinsurance
Business risk
Liquidity and funding risk
Operational risk
How Credit Suisse Group measures market risk
Introduction
Value-at-Risk
Assumptions
Limitations
Scenario analysis
Assumptions
Limitations
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES N/A
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES N/A
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS N/A
ITEM 15: CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B: CODE OF ETHICS
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
External Auditors
ITEM 17: FINANCIAL STATEMENTS N/A
ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS
ITEM 19: EXHIBITS
Signatures
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Annual Certification
Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002
CONSOLIDATED US GAAP FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of changes in shareholders’ equity
Comprehensive income
Consolidated statement of cash flows
Consolidated statement of cash flows (continued)
NOTES TO THE CONSOLIDATED US GAAP FINANCIAL STATEMENTS
1 Summary of significant accounting policies
Principles of consolidation
Foreign currency translation
Cash and cash equivalents
Reverse repurchase and repurchase agreements
Securities lending and borrowing (SLB) transactions
Trading assets and liabilities
Derivatives classified as trading assets and liabilities
Investment securities
Other investments
Loans
Allowance for loan losses
Real estate, premises and equipment
Goodwill and other intangible assets
Present value of future profits
Recognition of impairment losses on tangible fixed assets and other intangible assets
Income taxes
Assets and liabilities held for separate accounts
Other assets
Derivatives used for hedging purposes
Deferred policy acquisition costs
Provisions from the insurance businesses
Provision for future policyholder benefits
Provision for death and other benefits
Provision for future dividends to policyholders
Life products, where the investment risk is borne by the policyholders
Provision for unpaid claims and claim adjustment expenses
Reinsurance
Guarantees
Other liabilities
Pensions and other post-retirement benefits
Share-based compensation
Own shares and own bonds
Commissions and fees
Insurance premiums earned, net and related expenses
2 Recently issued accounting standards
Recently adopted standards
Standards to be adopted in future periods
3 Business developments and subsequent events
Divestitures
Acquisitions
Indemnification
Subsequent events
4 Discontinued operations
5 Segment information
Overview
Segment reporting
Inter-segment revenue sharing and cost allocation
Valuation adjustments, provisions and losses
Taxes
Reconciliation of segment reporting in accordance with management reporting principles to consolidated reporting in accordance with US GAAP
Net revenue reclassification adjustments
Valuation and income recognition adjustments
Accounting for business combination with “Winterthur” Swiss Insurance Company
Other business combinations and disposals
Insurance liabilities
Derivatives
General provisions
Other
Total assets
Segment reporting by geographic location
6 Interest and dividend income and interest expense
7 Trading activities
8 Noninterest revenues and expenses
9 Insurance premiums, claims and related reinsurance
Reinsurance
Non-life reinsurance
Life reinsurance
10 Securities borrowed, lent and subject to repurchase agreements
11 Investment securities
12 Other investments
13 Real estate held for investment
14 Loans
15 Premises and equipment
16 Goodwill
17 Intangible assets
18 Present value of future profits (PVFP)
19 Other assets
20 Brokerage receivables and brokerage payables
21 Deferred policy acquisition costs
22 Deposits
23 Provisions from the insurance business
24 Provisions for unpaid losses and loss adjustment expenses from the non-life insurance business
Life contracts with guarantees
25 Participating policies of the insurance businesses
26 Long-term debt
Bonds
Mandatory convertible securities
Mandatory conversion at maturity (redemption)
Voluntary conversion at the option of the note holders
Early conversion at the option of the issuer
Time deposits and other long-term debt
27 Other liabilities
28 Restructuring liabilities
29 Preferred securities
30 Accumulated other comprehensive income
31 Earnings per share
32 Income taxes
33 Employee compensation
Share options
Shares
34 Pension and post-retirement benefits
Swiss pension plans
International pension plans
Post-retirement benefits other than pensions
Defined benefit plans
Plan assets and investment policy for plans in Switzerland
Defined Contribution Plans
35 Related party transactions
36 Lease commitments
Operating leases
Rental expenses
37 Derivatives and hedging activities
Swaps
Options
Forwards and Futures
Trading activities
Economic hedges
Fair value hedges
Cash flow hedges
Net investment hedges
Hedge documentation
Hedge discontinuation
38 Financial instruments with off-balance sheet risk
Guarantees
Other off-balance sheet commitments
39 Securitization activity
40 Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
41 Concentrations of credit risk
42 Fair value of financial instruments
43 Assets pledged or assigned
Other information
44 Capital adequacy
Banking businesses
Broker-dealer operations
Insurance businesses
Dividend restrictions
45 Assets under management
46 Litigation
47 Credit Suisse Group Parent Company
Condensed statement of income
Condensed balance sheet
Condensed statement of cash flow
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ON INSURANCE SCHEDULES)
Schedule I
Summary of investments – other than investments in related parties from the insurance business
Schedule III
Supplementary insurance information
Schedule IV
Reinsurance

Definitions

For the purposes of this Form 20-F, unless the context otherwise requires, the terms “we,” “us,” “our” and “the Group” mean Credit Suisse Group and its consolidated subsidiaries.

Sources

Throughout this Form 20-F, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Standard & Poor’s Europe Insurance Market Profile, Thomson Financial, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Accounting basis and reporting currency

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Our consolidated financial statements are denominated in Swiss francs, or CHF. For your convenience, we have translated certain amounts referred to in this Form 20-F from Swiss francs into US dollars, or USD, at the rate of CHF 1.00 = USD 0.8078, which was the noon buying rate for Swiss francs on December 31, 2003, in New York City as certified by the Federal Reserve Bank of New York. You should not construe this convenience translation as a representation that the Swiss franc amounts actually denote the corresponding US dollar amounts or could be converted into US dollars at the indicated rate. The assumed rate also differs from the rates used in the preparation of the consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

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

  Our plans, objectives or goals;
  Our future economic performance or prospects;
  The potential effect on our future performance of certain contingencies; and
  Assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

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

  Market and interest rate fluctuations;
  The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
  The ability of counterparties to meet their obligations to us;
  The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
  Political and social developments, including war, civil unrest or terrorist activity;
  The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
  The ability to maintain sufficient liquidity and access capital markets;
  Operational factors such as systems failure, human error, or the failure properly to implement procedures;
  Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
  The effects of changes in laws, regulations or accounting policies or practices;
  Competition in geographic and business areas in which we conduct our operations;
  The ability to retain and recruit qualified personnel;
  The ability to maintain our reputation and promote our brands;
  The ability to increase market share and control expenses;
  Technological changes;
  The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
  Acquisitions, including the ability to integrate successfully acquired businesses;
  The adverse resolution of litigation and other contingencies; and
  Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in “Item 3 – Key Information – Risk factors.”

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS N/A

ITEM 2: OFFER, STATISTICS AND EXPECTED TIMETABLE N/A

ITEM 3: KEY INFORMATION

Selected financial data

We are a global financial services company domiciled in Switzerland. In the area of financial services, we offer investment and lending products, wealth management and financial advisory services, including insurance and life and pension solutions, for private and corporate clients. In the area of global investment banking, we provide financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services.

Effective January 1, 2002, we divided our existing operations into two business units, Credit Suisse Financial Services and Credit Suisse First Boston, containing separate operating segments. Credit Suisse Financial Services includes the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance (subsequently renamed Non-Life) segments. Credit Suisse First Boston includes the Institutional Securities and CSFB Financial Services (subsequently renamed Wealth & Asset Management) segments. Effective July 13, 2004, we will be structured along three business lines: investment banking and wealth and asset management under the legal entity Credit Suisse First Boston; financial services, including global private banking and corporate and retail banking in Switzerland, under the legal entity Credit Suisse; and insurance under the legal entity Winterthur. This Form 20-F has been prepared on the basis of the structure in place for the year ended December 31, 2003. For further information, refer to “Item 4 – Information on the Company.”

The audited consolidated financial statements have been prepared in accordance with US GAAP.

	2003		2003	2002	2001	2000	1999
	in USD m	1)	in CHF m	in CHF m	in CHF m	in CHF m	in CHF m

Net revenues	41,607		51,506	47,386	60,174	62,404	50,064

Total benefits, claims and credit losses	18,983		23,500	21,778	23,428	23,107	20,964
Total operating expenses	21,198		26,242	29,857	37,614	32,927	25,177

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,425		1,764	(4,249)	(868)	6,370	3,923

Income tax expenses/(benefit)	(11)		(13)	(109)	(206)	1,508	1,136
Minority interests, net of tax, (including dividends on preferred securities)	82		102	(60)	242	318	57

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,353		1,675	(4,080)	(904)	4,544	2,730

Income/(loss) from discontinued operations, net of tax	(279)		(346)	(447)	122	70	(11)
Extraordinary items, net of tax	6		7	18	0	31	0
Cumulative effect of accounting changes, net of tax	(457)		(566)	61	123	1	0

Net income/(loss)	622		770	(4,448)	(659)	4,646	2,719

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.16		1.43	(3.53)	(0.80)	4.32	2.62
Net income/(loss)	0.53		0.66	(3.85)	(0.58)	4.42	2.61
Dividends/repayment of capital	0.40		0.50	0.10	2.00	2.00	1.80

Ratios based on CHF
Return on assets			0.1%	(0.4%)	(0.1%)
Return on equity			2.3%	(11.4%)	(1.4%)
Dividend payout ratio			n/a	(2.6%)	n/a
Equity to asset ratio in %			3.4%	3.3%	3.9%

1) Translated for convenience purposes only using the period-end exchange rate information on next page.
	31.12.03		31.12.03	31.12.02	31.12.01		31.12.00		31.12.99
	in USD	1)	in CHF	in CHF	in CHF		in CHF		in CHF

Assets under management in bn	969.7		1,200.4	1,160.0	1,430.6	2)	1,392.0	2)	1,132.7	2)

Consolidated balance sheet in m
Total assets	811,280		1,004,308	1,027,158	1,135,109		1,057,556		768,044
Common shares	965		1,195	1,190	3,590		6,009		5,444
Total shareholders' equity	27,458		33,991	34,178	44,061		49,104		39,940

Consolidated BIS capital ratios 3)
Risk-weighted assets in m	154,097		190,761	196,486	222,874		239,465		209,870
Tier 1 ratio in %			11.7	9.0	9.5		11.3		11.8
Total capital ratio in %			17.4	14.4	15.7		18.2		17.8

Number of employees (full-time equivalents)			60,477	78,457	80,161		80,538		63,963

Shares outstanding			1,130,362,948	1,116,058,305	1,120,723,235		1,103,882,156		1,043,224,728

1) Translated for convenience purposes only using the period-end exchange rate information below.
2) Not adjusted to reflect the current presentation.
3) All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator. Previous year comparative numbers have been adjusted accordingly, excluding the years 2000 and 1999.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00.

Year	Period end	Average	1)	High	Low

1999	0.6277	0.6605		0.7361	0.6244
2000	0.6172	0.5912		0.6441	0.5479
2001	0.6025	0.5910		0.6331	0.5495
2002	0.7229	0.6481		0.7229	0.5817
2003	0.8078	0.7484		0.8078	0.7052

1) The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

December 2003	0.807754	0.769053
January 2004	0.820345	0.789952
February 2004	0.815062	0.788644
March 2004	0.796178	0.766989
April 2004	0.791954	0.757461
May 2004	0.802568	0.764760
June 04 (through June 18, 2004)	0.808342	0.793840

On June 18, 2004, the noon buying rate for Swiss francs was CHF 1.00 = USD 0.8037.

Risk factors

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

Market risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. At December 31, 2003, our trading portfolios represented approximately 30% of our total assets and approximately 16% of our total liabilities. For further information on market risk exposures in those portfolios, refer to “Item 11 – Quantitative disclosure about market risk – Market risk – Trading portfolios” and “— Non-trading portfolios.” Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products.

To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our net short positions by acquiring assets in a rising market. We may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which we expect to earn net revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss on those paired positions. Such losses, if significant, could adversely affect our results of operations and financial condition.

Adverse market or economic conditions may cause a decrease in net revenues
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Difficult market and economic conditions and geopolitical uncertainties, including terrorism, military activity and the threat of future military activity, in 2002 and 2003 had a negative impact on our business as the slowdown in global economic growth continued. Despite improved market conditions and some signs that the global economy is beginning to recover, adverse market or economic conditions could deteriorate and create a challenging operating environment for financial services companies. In particular, persistent doubts regarding the sustainability of the global economic recovery, the potential impact of rising oil prices, interest rates and the risk of geopolitical events will continue to create a volatile market environment.

Certain of our businesses, particularly structured and credit products and the high-yield and fixed income businesses, have benefited in recent years from low or declining interest rates, lower valuations and declining volatility affecting the equity markets. Increasing or higher interest rates could have an adverse effect on the results of those businesses.

We face a number of risks with respect to adverse future market or economic conditions. Financial markets in Europe, the US and elsewhere may decline further or experience increased volatility, which could lead to a decline in merger and acquisition activity and capital markets transactions. Our net revenues would likely decline in such circumstances, and, if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, adverse market or economic conditions could negatively affect our banking and insurance businesses and the estimates and assumptions used to determine the fair value of our reporting segments. In 2003, we recorded material goodwill impairment charges, and we may record additional goodwill impairment charges in the future. Furthermore, future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

Private banking and asset management businesses
Unfavorable market or economic conditions could affect our private banking and asset management businesses by reducing sales of our investment products, such as mutual funds, and by reducing the volume of our asset management activities. In addition, because the fees we charge for managing our clients’ portfolios are in many cases based on the value of those portfolios, a market downturn that reduces those values or increases the amount of withdrawals from those portfolios would reduce our commission and fee income. Even in the absence of a market downturn, below-market performance by our mutual funds and managed portfolios may result in increased withdrawals or reduced inflows, which would reduce the net revenues we receive from the asset management activities of our private banking and asset management businesses.

Insurance businesses
Although the insurance businesses have reduced the equity exposure of their investment portfolios, movements in the debt, equity and foreign exchange markets could adversely affect the results of operations and financial condition of our insurance businesses. In particular, adverse market or economic conditions could result in customers reducing their rate of investment, investing in different types of instruments or ceasing to invest altogether, which would adversely affect the sales of insurance products such as unit-linked life insurance and individual pension products. In addition, because for certain types of life and pension products, we charge a fee based on the market value of the assets managed, a market downturn that reduces the value of those assets would reduce the amount of fee income we earn.

Investment banking business
The difficult market and economic conditions and geopolitical uncertainties during 2002 and 2003 had a negative impact on our investment banking business, particularly our capital markets and financial advisory services. Future economic weakness and market declines would likely also have a negative impact on the results of operations and financial condition of our investment banking business. In particular, adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees, which are directly related to the number and size of the transactions in which we participate. In addition, market declines in Europe, the US and elsewhere would likely lead to a decline in the volume of securities trades that we execute for customers and, therefore, to continue to have an adverse effect on net revenues we receive from commissions and spreads.

Private equity business
Adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we could lose some or all of any management or similar fees, may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak initial public offering markets. In certain circumstances, depending on the size of the investment, the nature of the company’s problems or other factors, we may become involved in disputes or legal proceedings relating to the investment, and our reputation or our ability to sponsor private equity investment funds in the future could be adversely affected.

We may incur significant losses in the real estate sector
Our banking and investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and we originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations and financial condition.

Our revenues may decline in line with declines in certain sectors
Decreasing economic growth has reduced the net revenues of our investment banking business. In the past we have made, and in the future we may make, significant commitments to providing investment banking advisory and underwriting services to companies in certain sectors such as technology and telecommunications. Decreasing economic growth generally with respect to these sectors has negatively affected net revenues of our investment banking business and may continue to do so in the future.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our private banking, banking, insurance and investment banking businesses. These businesses have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Our net loan exposure amounted to CHF 177.2 billion, or 17.6%, of total assets and to CHF 180.8 billion, or 17.6%, of total assets, respectively, as of December 31, 2003 and 2002. Our three largest industry concentrations were: financial services, real estate companies and manufacturing, which represented, 9.4%, 8.8% and 6.4%, respectively, of total gross loans at December 31, 2003. A downturn in any of these sectors in the past has had, and in the future may have, an adverse effect on our results of operations and financial condition. For information relating to our loans by economic sector, refer to “Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 3 – Selected statistical information regarding the banking business – Loan portfolio.”

Furthermore, risk concentrations could also expose our investment banking business to increased losses from other activities, such as arbitrage, market-making, block and proprietary trading, private equity and underwriting. The trend in all major capital markets is toward larger and more frequent commitments of capital. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular industry, country or region, thereby increasing our related risk of loss due to our sizeable securities holdings.

Significant interest rate changes could affect our results of operations and financial condition
Banking businesses
The level of our net interest income significantly affects the results of operations of our banking businesses. Interest rates are highly sensitive to many factors beyond our control. Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Accordingly, the level of net interest income from our banking businesses could decline as a result of mismatches between those assets and liabilities. In addition, increases in the interest rates at which short-term funding is available and maturity mismatches may adversely affect the results of operations of our banking businesses.

Insurance businesses
Most of the life products that our insurance businesses offer provide for payment at guaranteed rates of interest. Accordingly, these products expose our insurance businesses to interest rate risk related to market prices and variability in cash flows associated with changes in market interest rates. Interest rate volatility could expose us to disintermediation risk and a reduction in net interest rate spread, adversely impacting our results. Although the introduction of the “Winterthur model” in Switzerland has substantially reduced the interest rate risks inherent in the Swiss group life business, further changes to that model may be required, some of which could have the effect of again increasing our exposure to interest-rate related risks. Furthermore, although the Swiss government lowered the guaranteed rate for the saving business to 2.25% for 2004 – a rate that remains subject to increase – the Swiss guaranteed return continues to represent a constraint on the profitability of the insurance business.

Any fluctuation in interest rates, either up or down, may have an adverse effect on the results of operations of our insurance business. During periods of declining interest rates, investment income from our insurance businesses will generally be lower because the interest earned on our fixed-income investments likely will have declined in line with market interest rates. In addition, we may have to reinvest maturing funds in lower interest-bearing investments. Accordingly, during periods of declining interest rates, a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio may adversely affect our results. In periods of increasing interest rates, insurance policy surrenders and withdrawals may increase as policyholders seek investments with higher perceived returns. This process may result in cash outflows that require our insurance businesses to sell assets held in our investment portfolio at a time when the prices of those assets have been adversely affected by increases in market interest rates, resulting in realized investment losses.

Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge that position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. For instance, our insurance businesses reported substantial losses in 2002 due in part to the fact that their exposure to the declining equity markets was not fully hedged. Unexpected market developments may also affect our hedging strategies.

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

Credit risk

We may suffer significant losses from our credit exposures
Our businesses are subject to the risk that borrowers and other counterparties will be unable to meet their obligations to us. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. These exposures may arise, for example, from:

  A decline in the financial condition of the counterparty;
  A decrease in the value of securities of third parties held by us as collateral;
  Entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;
  Extending credit to our clients through loans or other arrangements;
  Executing trades that fail to settle at the required time due to systems failure or non-delivery by the counterparty; and
  Economic and political conditions beyond our control.
Banking businesses
Our banking businesses establish provisions for loan losses, which are reflected in the provision for credit losses on our income statement, in order to maintain our allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectibility of each entity’s loan portfolio. For further information on potential problem loans, refer to “Item 11 – Quantitative Disclosure About Market Risk – Credit risk for the banking businesses.” Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. Refer to “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Contingencies and Loss Provisions.” Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

Insurance businesses
We transfer a portion of our exposure to insurance risks through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. When we obtain reinsurance, we are not discharged from our legal duty to pay claims on reinsured policies. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations and financial condition. For further information relating to our reinsurance arrangements, refer to “Item 11 – Quantitative Disclosure About Market Risk – Insurance risk – Risk structure in the insurance business.”

Investment banking business
In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. We have had an increase in our investment bank’s provisions for credit losses and further increases, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations and financial condition.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
The credit environment in 2003 improved from that in 2002, which was among the most difficult in recent history. However, we continue to have significant exposures to the credit quality of counterparties with which we conduct business. Recently, the credit environment has also been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete
Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the credit or trading risks of a counterparty.

We may not have sufficient collateral to fully cover our exposure to potential credit losses
In cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral. For an analysis of our loan portfolio by collateral amount, refer to “Item 11 – Quantitative Disclosure About Market Risk— Credit Risk for the banking businesses – Loan portfolio.”

Cross border and foreign exchange risk

Cross border risks may increase market and credit risks we face
Country, regional and political risks are components of market risk as well as credit risk. Financial markets and economic conditions generally in Europe, the US and elsewhere around the world have in the past been, and in the future may continue to be, materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. The political, economic or other circumstances of the countries in which we operate may have an adverse impact on our results of operations and financial condition.

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

Currency fluctuations may adversely affect our results of operations and financial condition
We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our insurance, investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations and financial condition. For example, the 13.4% decline in the average US dollar/ Swiss franc exchange rate from 2002 to 2003 had a substantial adverse effect on the results of operations and financial condition of our Credit Suisse First Boston business unit as reported on a Swiss franc basis, and therefore on our consolidated results of operations and financial condition. See “Item 5 – Operating and Financial Review and Prospects – Factors affecting results of operations – Exchange rate fluctuations.”

Insurance underwriting risk

Underwriting risk represents the exposure to loss resulting from actual policy experience differing from the assumptions made in product pricing associated with mortality, morbidity, surrender rates and expenses on life insurance products and claim frequency and severity on non-life insurance products. Earnings in our insurance businesses depend significantly on the assumptions made in pricing insurance products and establishing the liabilities for future benefits and claims to be paid. For information relating to insurance underwriting risk, refer to “Item 11 – Quantitative Disclosure About Market Risk – Insurance Risk.”

Non-life insurance companies frequently experience losses from catastrophes, including windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires and terrorist attacks. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophe is a function of the terms of the relevant insurance contracts, the total amount of losses our policyholders incur, the number of policyholders affected, the frequency of events and the severity of a particular catastrophe. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be effective.

For information relating to our non-life insurance liabilities, refer to “Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 6 – Selected statistical information regarding the insurance business – Provisions for unpaid losses and loss adjustment expenses from the Insurance business.” To the extent that actual claims experience is less favorable than our underlying assumptions used in establishing such liabilities, we would be required to increase our liabilities, which could have a material adverse impact on our results of operations and financial condition.

Liquidity risk

Our liquidity could be impaired if we could not access the capital markets or sell our assets
Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to raise money in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Such an inability could result from factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the financial services industry generally. Lenders could, however, develop a negative perception of our particular long-term or short-term financial prospects if:

  We incurred large trading or loan losses, or unexpected large insurance claims;
  A continuing market downturn caused the level of our business activity to decrease;
  Regulatory authorities took significant action against us; or
  We discovered serious employee misconduct or illegal activity.
If we were unable to borrow in the debt capital markets, or access the secured lending markets, we would need to liquidate assets, such as the readily marketable debt securities and other securities and investments held in our investment and trading portfolios, to meet our maturing liabilities. A market downturn could, however, adversely affect our ability to liquidate those assets. In addition, certain market environments, such as when there is market volatility or uncertainty, could cause overall market liquidity to decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our banking businesses may face asset liability mismatches
Our banking businesses meet most of their funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets has medium- or long-term maturities, creating a potential for funding mismatches. For further information relating to the assets and liabilities of our banking businesses, refer to “Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 3 – Selected statistical information regarding the banking business – Investments portfolio,” “— Deposits” and “— Short-term borrowings.” Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected, which could require us to use other methods to fund our obligations, such as raising money in the capital markets or through secured borrowings or asset sales. If other funding sources were not available to us at this time, we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise.

Our insurance businesses may face liquidity problems
Our insurance businesses could experience liquidity difficulties in certain circumstances. These operations’ short-term cash needs consist primarily of paying claims, as well as day-to-day operating expenses. Those needs are met through cash receipts from operations, and through the sale of liquid investment assets, which is generally possible absent a market environment where the sale of otherwise liquid assets is difficult or impossible. In the case of catastrophe losses, however, we may need to sell substantially more assets than planned, which may cause us to realize a loss on those investments. In addition, our insurance businesses face a risk of asset and liability mismatches arising from our investment activities. We accumulate assets because premiums are paid earlier than claims are settled. These funds must be invested in a manner that allows cash outflows at the appropriate time to meet liabilities, or it could affect our results of operations and financial condition. For information relating to the investments of our insurance businesses, refer to “Item 5 – Operating and Financial Review and Prospects – Investments for insurance business.”

Changes in our ratings may adversely affect our business and financial condition
Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs and limit our access to capital markets. Ratings are assigned by rating agencies, which may reduce or indicate their intention to reduce the ratings at any time. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. For more information relating to our credit ratings and the credit ratings of our principal banks and insurance company, refer to “Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.” Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

Operational risk

We are exposed to a variety of operational risks
Operational risk is the risk of adverse impacts on our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. In general, our businesses face a wide variety of operational risks. We face risk arising from organizational factors such as change of management and other personnel, data flow, communication, coordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers’ facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively impacted. Any such events could have an adverse effect on our results of operation and financial condition.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies on loans, selling of insurance, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and employee misconduct may occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

Our dependence on systems could expose us to losses
We may suffer losses caused by a breakdown in information, communication, transaction settlement, clearance and processing procedures. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

Legal and regulatory risks

Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing. These risks involve disputes over the terms of transactions in which we act as principal, disputes concerning the adequacy or enforceability of documents relating to our transactions, potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions in which we act as underwriter, placement agent or financial advisor, potential liability for the “fairness opinions” and other advice we provide to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements, disputes over the independence of our research and mis-selling insurance. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable.

We face risks relating to investment suitability determinations, disclosure obligations and performance expectations with respect to the products and services we provide, which could lead to significant losses or reputational damages. We have in place policies and practices to monitor and, to some extent, control the risks that may arise in delivering products or services to clients. Although we attempt to ensure that any investment or risk management product or service we provide to our clients is appropriate based on our relationships with that client, we may not succeed in doing so. Companies in our industry are increasingly exposed to claims for recommending investments that are not consistent with a client’s investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, these claims could increase.

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving the Group’s businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For further information, refer to “Item 5 – Operating and Financial Review and Prospects – Critical accounting policies and estimates” and “Item 8 – Financial Information – Legal proceedings.”

Extensive regulation of our businesses limits our activities and may subject us to significant penalties
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the US and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, refer to “Item 4 – Information on the Company – Regulation and supervision.”

For example, in recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. For example, in 2001, the US Congress enacted the USA Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government’s powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the USA Patriot Act involve new compliance obligations. Final regulations pursuant to the USA Patriot Act have not been adopted in all of these areas. In another example, in 2002 the US Congress adopted the Sarbanes-Oxley Act, which imposed a number of obligations on companies, including banks, subject to reporting obligations in the US. More recently, in 2003 and 2004, the SEC has adopted a number of rules concerning mutual funds and asset management, and the US Congress is currently considering legislation with respect to the activities of mutual funds. In addition, from 2002 to 2004, the EU adopted a number of directives under the Financial Services Action Plan that are designed to increase internal market integration and harmonization. These directives include the Market Abuse Directive, the Prospectus Directive, the Transparency Obligations Directive and the Investment Services Directive. Furthermore, Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing as well as tax evasion. For a more complete description of certain of these regulations, refer to “Item 4 – Information on the Company – Regulation and supervision.” Similar or more severe measures may be adopted in the future.

In addition, Switzerland and the Swiss banking industry have in the past come under criticism for their laws and guidelines protecting the privacy of the customer, and such criticism may continue in the future.

We are exposed to risk of loss from legal and regulatory proceedings
The Group and its subsidiaries, in particular Credit Suisse First Boston, are subject to a number of legal proceedings, regulatory actions and investigations, including with respect to World War II settlements, research analyst practices and certain initial public offering, or IPO, allocation practices, mutual fund investigations, and particular companies to which we have rendered services. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to “Item 8 – Financial Information – Legal proceedings.”

Changes in our regulatory regime may affect our results of operations and capital requirements
Changes in laws, rules or regulations affecting the private banking, banking, insurance, investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. For example, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, is currently considering significant changes to existing international capital adequacy standards and intends to publish these standards by mid-year 2004. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be enacted through national legislations, or the effect that they would have on us or on our subsidiaries’ capital ratios, financial condition or results of operations. In addition, in April 2004, the Swiss Federal Banking Commission, or SFBC, formally announced that it intends to implement the new standards swiftly but subject to a “Swiss finish”. Furthermore, the SFBC has indicated that it intends to implement the new standards for all Swiss banks. Therefore, in addition to the Credit Suisse and Credit Suisse First Boston legal entities, our private and retail banking subsidiaries may be required to comply with the new standards. Moreover, based on announcements from the SFBC, we currently expect that the Credit Suisse and Credit Suisse First Boston legal entities will be required to implement the FBC’s new standards no later than year-end 2007.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quote). This legislation impacts the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. In 2002, the US Congress passed the Sarbanes-Oxley Act, and the SEC, the NYSE and NASDAQ subsequently adopted rules that significantly alter the duties and obligations relating to, among other things, corporate governance and financial disclosure. Most of these requirements are applicable to SEC-registered companies. To the extent private companies elect not to engage in IPOs in order to avoid being subject to these provisions, our equity new issuances business and our potential for exiting certain private equity investments may be adversely affected. In addition, of these requirements, coupled with the current state of the economy, have diverted many companies’ focus from capital markets transactions, such as securities offerings and acquisition or disposition transactions, and as long as such diversion exists our investment banking businesses may be adversely affected.

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

Competition

We face increased competition due to consolidation and new entrants
We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European and US financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from insurance, loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market, which may not be subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. Furthermore, US federal financial reform legislation has significantly expanded the activities permissible for financial services firms in the US. This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition.

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our brand. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. Our reputation could in the future be damaged by, among other things, employee misconduct, a decline in or a restatement of or other corrections to our financial results, adverse legal or regulatory action or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

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

Intense competition in all business segments could harm our results
Banking businesses
Competition in the banking markets is based on a number of factors, including products, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Our private bank faces growing competition from the private banking units of other global financial services companies and from investment banks. There is increasing pressure due to competition from the substantial consolidation and innovations in product and service channels in recent years. We also face intense competition in the retail banking business, where the Swiss market is mature and demand for banking services depends, to a large extent, on the overall development of the Swiss economy. To compete effectively, our banking businesses must develop new products and distribution channels.

Insurance businesses
Competition in the insurance market is intense and is increasing as a result of continuing performance pressure. This pressure stems from declining financial returns from reinvestment at lower yields, low margins on traditional products, insufficient solvency capital, and customer demand for greater transparency of products and pricing. We face increased competition in distribution. In particular, we face growing competition in the mass-market customer segment due to a trend towards more standardization of products. In addition, competition is high in the affluent customer segment, which is targeted by insurance companies, banks, investment management firms, brokers and independent financial advisers. These areas of competition will likely require further development of our own brands, customer service and product capabilities. These strategies will require significant expenditures of resources, and our results of operations and financial condition could be harmed if our strategies are not as successful as our competitors’ strategies.

Investment banking business
Our investment banking operation competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. Investment banking has experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. Furthermore, our investment banking business faces competitive challenges from new trading technologies and alternative non-traditional trading systems, including the internet.

Asset management business
The asset management business faces competition from the asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in the US and Europe. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. To compete effectively, our asset management business must continue to develop a broad range of products aimed at both global and local markets and to improve its marketing channels.

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

Credit Suisse Group

Overview

Credit Suisse Group is a global financial services company domiciled in Switzerland. The activities of Credit Suisse Group are structured into two main business units – Credit Suisse Financial Services and Credit Suisse First Boston – described below. Effective July 13, 2004, Credit Suisse Group will be structured along three business lines: investment banking and wealth and asset management under the legal entity Credit Suisse First Boston; financial services, including global private banking and corporate and retail banking in Switzerland, under the legal entity Credit Suisse; and insurance under the legal entity Winterthur. The information about the Group’s business in this Item 4 reflects the business unit and segment structure in place as of December 31, 2003.

Credit Suisse Financial Services
Credit Suisse Financial Services is a leading provider of comprehensive financial services in Europe and other selected markets. Under the main brands Credit Suisse and Winterthur, Credit Suisse Financial Services offers private banking and financial advisory services, investment products as well as insurance and pension solutions for private and corporate clients.

Credit Suisse Financial Services consists of four segments:

  Private Banking, providing wealth management services for high-net-worth clients around the world;
  Corporate & Retail Banking, serving corporate and retail banking clients in Switzerland;
  Life & Pensions, providing Winterthur’s life insurance and pension solutions to private and corporate clients in Europe and selected Asian markets; and
  Insurance (subsequently renamed Non-Life), providing Winterthur’s non-life insurance to private and corporate customers predominantly in Europe and the United States.
Effective January 1, 2004, the Insurance segment was renamed Non-Life. Effective July 13, 2004, our banking and insurance businesses will be structured under the Credit Suisse and Winterthur legal entities, respectively.

Credit Suisse First Boston
Credit Suisse First Boston, in its role as a financial intermediary, serves institutional, corporate, government and high-net-worth clients around the world, with a broad range of financial products and investment advisory services.

Credit Suisse First Boston consists of two segments:

  Institutional Securities, which provides securities underwriting, financial advisory services, capital raising services and sales and trading products worldwide, and conducts private equity investment activities; and
  CSFB Financial Services (subsequently renamed Wealth & Asset Management), which provides asset management products and financial and advisory services to institutional and private clients.

Effective January 1, 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund groups from the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Our investment banking and wealth and asset management businesses are structured under the Credit Suisse First Boston legal entity.

Corporate Center
The Credit Suisse Group Corporate Center performs typical parent company functions for the benefit of the Group as a whole and includes parent company operations, certain centrally managed functions and consolidation adjustments.

The Corporate Center consists of the following functions reporting directly to the Group Co-Chief Executive Officers, with the exception of Group internal audit, which reports to the Audit Committee:

  Group Internal Audit;
  Group Communications;
  Group-level functions assigned to the Chief Financial Officer, including accounting and financial reporting, tax, investor relations, capital and liquidity management and corporate development;
  Group Legal and Compliance; and
  Group Risk Management.

Strategy

Credit Suisse Group’s goals are to accelerate organic growth and strengthen the competitive positioning of its core banking businesses. In addition, we aim further to improve the profitability of Winterthur and explore all options for capturing the value of our insurance business for stakeholders. Finally, Credit Suisse Group seeks to position itself to play a leading role in the evolution of the global financial services industry. The Group’s overall objective is to achieve sustainable growth by focusing on customer satisfaction, product innovation, leveraging its franchises and being the employer of choice for talented individuals.

Within each of its businesses, Credit Suisse Group aims to grow by expanding its market presence while at the same time further developing its product offerings through innovation and quality service. Each business strives to enhance efficiency and productivity by leveraging financial resources, improved execution, strict cost management and process streamlining. Special priority will be placed on managing Credit Suisse Group’s reputation, through continued attention to financial controls and risk management.

The Group believes that key points of leverage include its brands, proprietary products, customer access and distribution networks, access to and presence in the capital markets, asset management expertise as well as technology and processing capabilities.

The Group also believes that changing demographics, anticipated pension reforms in key markets, inter-generational wealth transfer and globalization of financial markets, among other trends, will continue to be sources of demand for Credit Suisse Group’s products and services in the future.

Business unit strategies
Within the framework of the overall Group strategy, each business unit also pursues its own more specific strategy designed to meet the needs of its customers, as well as its particular operating and competitive environment. These strategies are discussed in more detail in the respective descriptions of the business units.

Company history and legal structure

The history of Credit Suisse Group dates back to the formation of Schweizerische Kreditanstalt, founded in 1856. The first branch was opened in Basle in 1905 and the first branch outside of Switzerland was opened in New York in 1940. In 1978, the cooperation with First Boston, Inc. began and in 1990, a controlling stake was acquired. A controlling stake in Bank Leu was purchased in 1990, Schweizerische Volksbank was purchased in 1993, Neue Aargauer Bank was purchased in 1994, and the merger with Winterthur took place in 1997. Other key acquisitions included Warburg Pincus Asset Management in 1999, and Donaldson, Lufkin & Jenrette Inc., or DLJ, in 2000.

Credit Suisse Group’s two business units, Credit Suisse Financial Services and Credit Suisse First Boston, are comprised of the segments as detailed above, which are grouped within three principal legal entities:

  Credit Suisse (Private Banking and Corporate & Retail Banking segments);
  Credit Suisse First Boston (Institutional Securities and CSFB Financial Services segments); and
  Winterthur (Life & Pensions and Insurance segments).

Credit Suisse Financial Services business unit

Overview

The Credit Suisse Financial Services business unit is comprised of the segments Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance. The four segments offer comprehensive financial services to private and corporate clients, predominantly under the Credit Suisse and Winterthur brands.

Effective July 13, 2004, Credit Suisse Group will structure its banking and insurance businesses under the Credit Suisse and Winterthur legal entities, respectively. The discussion below presents the business unit and its segments as operated and managed in 2003.

  Private Banking provides high-net-worth clients in Switzerland and in numerous other markets around the world with wealth management products and services. Private Banking is one of the largest private banking operations worldwide, with a leading client-centric service model and recognized innovation capabilities;
  Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. Corporate & Retail Banking is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel capabilities;
  Life & Pensions offers life insurance products through multiple distribution channels to private and corporate clients in Switzerland and other markets in Europe and Asia; and
  Insurance offers non-life insurance products to private and corporate clients in Switzerland, North America and certain markets in Europe.
Both insurance segments are market leaders in Switzerland and hold sound market positions in selected principal markets including Belgium, Spain and Germany.

As of December 31, 2003, Credit Suisse Financial Services’ distribution network consisted of 214 branches serving Corporate & Retail Banking and Private Banking clients in Switzerland, approximately 50 Private Banking locations abroad, approximately 500 insurance locations in Switzerland and insurance representation in 18 countries worldwide. Approximately 70 of the banking branches and insurance agencies in Switzerland are joint locations.

In 2003, Credit Suisse Financial Services completed three structural realignments:

  First, Credit Suisse Financial Services integrated the Zurich-based securities and treasury execution platform formerly run by Credit Suisse First Boston, including the mid-office, back-office and IT functions. Client relationships were not affected in any relevant way by this reorganization;
  Second, Winterthur realigned its organizational structure, bringing the Life & Pensions and Insurance segments under joint management. This realignment includes joint head office functions and the pooling of the segments’ distribution network in Switzerland, which is being implemented in phases throughout 2004; and
  Third, Winterthur divested its entire Portuguese and Italian operations (both life and non-life business), Churchill Insurance Group in the United Kingdom (non-life business) and Republic Financial Services in the United States (non-life business) to streamline its international business portfolio. These divestitures were in line with Winterthur’s strategy to focus on selected core markets and served to significantly strengthen its capital position.

Strategy

Credit Suisse Financial Services aims to be recognized as the benchmark in the financial services industry in terms of client focus, quality and profitability in all of its four segments. Credit Suisse Financial Services pursues the following priorities:

  Focus the organization on client needs, quality and innovation. This includes continued product and service innovations, focused marketing activities and superior service and advice;
  Invest in skills and know-how of staff;
  Improve productivity and quality continuously through standardization and streamlining of processes; and
  Manage capital base and reputation by striving to generate strong cash flows and to deliver on promises to clients, employees and shareholders.
With respect to its four segments, Credit Suisse Financial Services pursues the following strategy:

  Private Banking intends to expand its leading franchise, primarily by strengthening its international offshore and European onshore business. In its Swiss operations, Private Banking is striving to gain further market share in the onshore and Western European offshore business;
  Corporate & Retail Banking intends to further develop its profitability and increase its market share in Switzerland. The retail business is expected to grow especially in terms of mortgages and retail investment products. The corporate business will seek to increase cross-selling of non-lending products and to optimize the risk-return profile of its lending activities; and
  Winterthur Group’s life and non-life operations expect to maintain their focus on selected core markets offering the best opportunities to achieve scale and profitability. In addition, Winterthur Group aims to further develop its active approach to investment management, and to continue improvements in claims and cost management efficiency.

Private Banking

Overview
Private Banking is one of the world’s largest private banking organizations, with branches in Switzerland and numerous international markets, and provides comprehensive wealth management products and services to high-net-worth clients through a network of relationship managers and specialists. It also offers various services to clients directly over the Internet through its portal located at www.credit-suisse.com/privatebanking.

The approximately 600,000 Private Banking clients each have a designated relationship manager as a primary point of contact. As of December 31, 2003, Private Banking had approximately 12,000 employees worldwide, of which approximately 2,500 were relationship managers and financial advisors. As of December 31, 2003, Private Banking had CHF 511.7 billion of assets under management.

The Private Banking organization is based on three market areas, focusing on clear strategic market priorities:

  Market Area 1 consists of the Swiss domestic market, international private clients from Italy and France, and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;
  Market Area 2 consists of international private clients in Asia Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, Iberia, Germany and Austria. It includes the global private banking center in Singapore, as well as operations in Hong Kong and the Bahamas; and
  Market Area 3 consists of the onshore banking operations in the five largest European markets: Germany, Italy, the United Kingdom, France and Spain.
As of January 1, 2003, a new “Service Model Private Clients” was introduced in Switzerland. This client-centric organization aligns client segments according to their needs, product usage and location. Private clients with investable assets below CHF 250,000 or mortgages of less than CHF 1 million are now served through Corporate & Retail Banking. This has allowed Private Banking to strengthen its focus on high-net-worth clients.

Market Area 2 focused its activities in 2003 on further expanding the Private Banking franchise in targeted growth markets. In September 2003, Private Banking applied for an operating license in the Dubai International Financial Centre. In January 2004, Private Banking launched Credit Suisse Consultoria de Investimentos Limitada in Brazil and Credit Suisse Wealth Management Limited in the Bahamas. These two new entities arose from the transfer of the CSFB Brazil (formerly Garantia) high-net-worth client business to Private Banking. Additionally, two new Credit Suisse representative offices were opened in 2003, one in Moscow in October and one in Beijing in the middle of the year.

In 2003, Market Area 3 focused on completing the restructuring and business realignment activities in each of its European countries. These initiatives included realigning CSFB Private Client Services in London with Credit Suisse’s UK operations, implementing a new legal structure for Credit Suisse Hottinguer in France and optimizing the support services and location networks at Credit Suisse Italy, Spain and Germany.

Private Banking also operates a number of separately branded banking and portfolio management companies, including Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich; BGP Banca di Gestione Patrimoniale in Lugano; JO Hambro Investment Management Limited in London; and Frye-Louis Capital Management, Inc. in Chicago. These companies cater principally to clients who demand highly personalized services.

In addition to these activities, Private Banking operates Credit Suisse Trust, which provides independent advice and delivers integrated wealth management solutions to ultra high-net-worth clients.

Products and services
Private Banking is an expert in creating customized solutions that address the full range of clients’ wealth management needs. This includes providing comprehensive financial advice for each phase of life, as well as addressing issues relating to clients’ non-liquid assets such as business and property interests.

In 2003, Private Banking rolled out its new “CSPB Advisory Process” in Switzerland, which systematically analyzes and harmonizes client’s total assets and liabilities. Using a structured approach, the client’s personal finances are analyzed and an investment strategy prepared based on the client’s risk profile, service profile and level of “free assets” after dedicated assets are set aside to cover the client’s fixed and variable liabilities. Within the investment committee’s guidelines, Private Banking’s investment professionals develop their specific investment recommendations. The subsequent implementation and monitoring of the client’s portfolio are carried out by the relationship manager using a new financial tool called “INVESTnet”, which is closely linked to Private Banking’s award-winning customer relationship management platform, “FrontNet”.

Private Banking’s core services are the management of liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in more active management of their portfolios, Private Banking offers dedicated investment consultants who distill the latest market information into investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products, structured investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to their relationship manager. Private Banking offers a number of standardized portfolio management mandates linked to the client’s risk preferences and base currency. These mandates are available in two forms: direct investments and investments in funds. In addition, the mandates can follow either predefined investment strategies, such as capital preservation and growth or current return, or customized solutions that meet clients’ identified investment goals.

Private Banking remains at the forefront of product innovation and open architecture. Structured investment products aim to provide market-neutral investments and access to Private Banking’s own and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies that offer returns in economic climates in which traditional assets perform poorly. Private Banking currently offers mutual fund products covering more than 2,300 funds from over 50 fund providers.

For financing needs, Private Banking offers two principal financing services, securities-backed financing and margin lending, which allow clients to borrow against their investment portfolios, and real estate financing of clients’ residential properties.

Private Banking’s advisory services comprise tax planning, pension planning, wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. Private Banking’s corporate advisory services are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking provides valuation services and seeks to find potential investors in the public and private markets. Private Banking also offers “Family Office” services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Corporate & Retail Banking

Overview
Corporate & Retail Banking serves both corporate and retail clients through a multi-channel approach, with a focus on Switzerland.

As of December 31, 2003, Corporate & Retail Banking had approximately 1.9 million retail clients and approximately 100,000 corporate clients. As of that date, the segment had total lendings of CHF 84.1 billion and held assets under management of CHF 70.0 billion.

Corporate & Retail Banking pursues specific strategies for each of its main client segments:

  Retail clients: providing leading service and advice, in addition to offering superior retail investment products to clients in Switzerland, while seeking actively to improve its position in the private residential mortgages business;
  Large domestic corporate clients: strengthening existing client relationships and attracting new clients through cross-selling superior non-lending products and services designed to achieve adequate risk returns; and
  Small and medium-sized enterprises: offering cost-efficient services and products designed to ensure appropriate risk returns.
The results of operations of Corporate & Retail Banking include the activities of Neue Aargauer Bank, a separately branded regional retail bank in the canton of Aargau, Switzerland.

Effective January 1, 2003, as a consequence of the “Service Model Private Clients” initiative, clients are allocated to different segments according to their needs, product usage and location. As a general rule, clients with investable assets of CHF 250,000 or mortgages of CHF 1 million mark the boundary between the Corporate & Retail Banking and Private Banking segments. Therefore, approximately 300,000 retail clients were transferred from Private Banking to Corporate & Retail Banking. Corporate & Retail Banking continues to provide an online banking platform for retail and private banking customers in Switzerland through “Direct Net”. In December 2003, “new Direct Net” was introduced, broadening the service offering for private and corporate clients. In addition, Corporate & Retail Banking and Private Banking share a number of back-office and administrative functions.

Products and services
Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services, such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. In some cases, such as investment and insurance products, Corporate & Retail Banking sells these products jointly with other segments, including Private Banking, Life & Pensions, Insurance and CSFB Financial Services.

In the credit card business, Corporate & Retail Banking operates the joint venture Swisscard AECS with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Eurocard Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking’s and Private Banking’s sales channels, as well as through those of Swisscard AECS.

Corporate & Retail Banking offers sophisticated payment solutions tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients. In August 2003, Corporate & Retail Banking launched SecureMail for banking clients, a secure internet-based e-mail service for communication between the relationship manager and the client. A further rollout for other client segments is planned for 2004.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined based on the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2003, over 78% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties and bank and client guarantees.

In 2003, for the third consecutive year, Credit Suisse Trade Finance was awarded the “Best Trade Finance Bank in Switzerland” by Global Finance Magazine, New York. “Direct Trade Finance”, launched in November 2002, is a new internet-based trade finance application for internationally active corporate clients. Credit Suisse was the first bank to offer this service in Switzerland.

Marketing and distribution
As of December 31, 2003, Corporate & Retail Banking served its clients through 214 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. In approximately 70 of these locations, Corporate & Retail Banking, Insurance and Life & Pensions share joint facilities to enable better cross-selling of banking and insurance products. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand primarily through its branch network and direct channels, including the internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in 34 of its locations, as well as 9 branches of Neue Aargauer Bank. Corporate & Retail Banking serves its large domestic clients through two regional offices in Zurich and Lausanne, Switzerland.

Life & Pensions

Overview
Life & Pensions provides life insurance and pension products for private and corporate clients through multiple distribution channels.

The principal markets of Life & Pensions are in Western Europe, where the focus is on Switzerland and Germany, and, to a lesser extent, the United Kingdom, Belgium, Spain and the Netherlands. In addition, it has operations in Central and Eastern Europe and in selected Asian markets. Under the new Winterthur structure, Life & Pensions’ operations in Switzerland are managed as an independent market unit. All other Life & Pensions operations are managed as part of the combined Life & Pensions and Insurance market units in the individual countries. In Switzerland, Life & Pensions particularly benefits from access to the branch distribution network of Credit Suisse Financial Services, which enables cross-selling opportunities. In terms of 2002 gross premiums written, Life & Pensions ranked as the tenth largest life insurer in Europe.

Within its home market of Switzerland, Life & Pensions was the leading provider of life insurance, based on 2002 gross premiums written. The majority of gross premiums written by the Swiss market unit are derived from traditional group life business.

The Life & Pensions operations in Germany, which are part of DBV-Winterthur, sell principally traditional insurance products to individual clients. In the United Kingdom, Life & Pensions offers a wide range of unit-linked products and tailor-made personal pension schemes, predominantly to affluent private clients.

The Life & Pensions operations in Belgium ranked eighth, based on 2002 gross premiums written. The majority of gross premiums written in Belgium relate to traditional individual life business, and the market unit is continuing to take measures to increase its unit-linked business. In Spain and the Netherlands, traditional individual business is also the primary line of business. In its Central and Eastern European markets, where there have been significant developments in pension reform over the past several years, Life & Pensions administers pension funds and seeks to offer supplementary personal pension schemes, as well as unit-linked life insurance policies. Life & Pensions also has operations in Japan, Hong Kong, Taiwan and Indonesia.

Acquisitions and divestitures
In November 2002, Winterthur Group announced the divestiture of its subsidiaries, Companhia Europeia de Seguros S.A. and Winterthur Pensiones S.A., in Portugal. The divestiture of the Portuguese operations was finalized in May 2003.

The divestiture of Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A. was finalized in August 2003. The divestitures of the Portuguese and Italian life and non-life operations reflect Winterthur’s strategy of streamlining its international business portfolio, thereby focusing on principal markets and taking advantage of opportunities for growth and profitability.

Products and services
Life & Pensions’ products consist of traditional and non-traditional life insurance, both of which are offered on an individual and group basis. The majority of Life & Pensions’ products are participating products, which provide guaranteed benefits and dividends based on legal or contractual obligations, or at management’s discretion. Life & Pensions also provides disability insurance, as well as a number of additional products, to group pension funds on a defined benefit or defined contribution basis. The segment is continuing to develop innovative solutions for its key markets and to take measures to increase sales of non-traditional products, which are primarily unit-linked.

Traditional products
Traditional products consist of endowments and annuities for which the investment risk is borne by the insurer and not by the policyholder. The insurer also bears mortality risk for the life of the product. These products include pure protection, or term insurance, designed to provide a lump sum at the end of a fixed term and death coverage during the term. Endowments and annuities can be regular or single premium products. For traditional with-profit products, policyholder premiums are invested by the insurer in a range of assets, including equities, real estate and fixed income securities. With-profit policyholders receive a share of the profits resulting from the insurance company’s investments. In 2003, Life & Pensions’ gross premiums from traditional products represented approximately 77% of its total gross premiums.

Non-traditional products
Non-traditional products are medium-term to long-term savings products with life insurance coverage for which the investment risk is borne in whole or in part by the policyholder depending upon whether there is a guaranteed minimum payment. These products include variable annuities and guaranteed investment contracts. Non-traditional products may be regular or single premium and either with-profit or unit-linked. With-profit policyholders receive a share of the profits resulting from the insurance company’s investments. Unit-linked policyholders are entitled to a return based upon the performance of segregated accounts. In 2003, Life & Pensions had gross premiums from non-traditional products representing approximately 23% of its total gross premiums.

Disability insurance
The most important disability products that Life & Pensions offers are waiver of premium and disability pensions, on a stand-alone basis or as policy riders. In the application, the policyholder typically may choose the period following disability after which the payments begin.

Group pensions
Life & Pensions offers a variety of group pension solutions, either with-profit or unit-linked, on a defined benefit or defined contribution basis for small, medium-sized and large companies. These products include asset accumulation or investment vehicles, protection for death and disability and income or annuity components. Swiss group pension plans, which are part of the “second pillar” of the Swiss retirement savings system, are subject to a minimum return which is set by the Swiss government on the basis of the Swiss federal law on occupational benefit plans (second pillar). This rate was initially reduced from 4% to 3.25% as of January 1, 2003, and again to 2.25% as of January 1, 2004. As of December 31, 2003, the employee benefit business subject to the minimum rate of return represented 20.3% of the life technical reserves.

Effective January 1, 2004, Life & Pensions introduced its new employee benefit business model for Swiss group pension plans, as announced in the first half of 2003. This new model, which has become known as the “Winterthur Model”, has adapted the regulated employee benefit insurance system in Switzerland to reflect current economic realities, particularly low investment yields, as well as developments in terms of life expectancy by changing the contractual relationships between the insurer and the insured. Although the Life & Pensions segment remains exposed to the volatility of the financial markets due to the nature of its business, the implementation of the new employee benefit model should partially mitigate the impact of market volatility by providing more flexibility in the way policyholder bonuses are set.

Marketing and distribution
Sharing many distribution channels with the Insurance segment, Life & Pensions distributes its products principally through tied or exclusive agents, brokers and banks. In 2003, approximately 59% of Life & Pensions’ premium production, which includes gross premiums written and off-balance sheet sales, were derived from tied agents, including agents of the Insurance segment. Approximately 20% were derived from brokers and approximately 15% were derived from banks, including branches of Corporate & Retail Banking and Private Banking. In the United Kingdom, independent financial advisors market highly specialized, investment-only individual pension products and group defined contribution pension plans.

Life & Pensions sells group life products principally through tied agents to small and medium-sized companies, and through brokers and an organization of employee benefit consultants with insurance and banking skills for multinational corporate customers.

In 2003, Winterthur Group announced the restructuring of its Life & Pensions and Insurance sales organization in Switzerland, bringing management responsibility for the unified organization under the Insurance market unit. This reorganization, which is being implemented in stages throughout 2004, is more in line with current customer requirements by providing a single source for comprehensive insurance and pensions advice and is intended to reduce overall sales costs. The new structure will not affect the remaining functions of the Life & Pensions Swiss market unit.

Insurance

Overview
Insurance provides non-life insurance to individual and small and medium-sized corporate customers through a range of distribution channels.

The principal market units of Insurance are Switzerland, Germany, Spain and Belgium. In addition, it has significant operations in North America. Under the new Winterthur Group structure, the Insurance operations in Switzerland continue to be managed as an independent market unit. All other Insurance operations are managed as part of the combined Life & Pensions and Insurance market units in the individual countries. Insurance is increasingly focusing its resources on markets where it has a strong position or opportunities for growth, while withdrawing from those markets where it cannot achieve sufficient scale and profitability.

In terms of 2002 gross premiums written, it ranked as the ninth largest non-life insurer in Europe (after the impact of the sale of Churchill Insurance Group and Winterthur Italy). Within its home market of Switzerland, based on 2002 gross premiums written, Insurance was the leading Swiss all-line carrier of non-life insurance and has an extensive service network. The main product lines in this market are motor and accident and health.

In Germany, Insurance has a particular focus on health and general liability insurance. Based on 2002 gross premiums written, Winterthur Insurance was the fifth largest insurer in Belgium. The majority of this market unit’s business is motor insurance. Following the divestiture of US-based Republic Financial Services in 2003, Insurance now operates its North American business through three regional insurance companies in the United States and two insurance companies in Canada. Winterthur’s largest US insurer, General Casualty, headquartered in Wisconsin, serves the Northeast and Midwest United States.

Acquisitions and divestitures
In 2003, Winterthur Group sold Companhia Europeia de Seguros S.A. in Portugal, Republic Financial Services, Inc. in the United States, Churchill Insurance Group, plc in the United Kingdom, and Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A. in Italy. These divestitures reflect its strategy of streamlining its international business portfolio, thereby focusing on principal markets, and taking advantage of opportunities for growth and profitability.

Products and services
Insurance offers motor insurance, non-motor insurance (including fire and property and general liability insurance) and accident and health insurance to private and small and medium-sized corporate customers. It focuses on personal and commercial lines of insurance designed to provide a high level of customer service. For small and medium-sized corporate clients, it offers packaged products combining different lines of insurance.

Motor insurance
Motor insurance is the largest single product line of the Insurance segment and contributed approximately 41% to total gross premiums written in 2003. In Switzerland and most other European countries, every automobile owner is required to maintain third-party liability coverage.

Non-motor insurance (excluding accident and health)
Insurance’s fire, property and general liability products include building insurance, covering damage from fire, flood and weather-related incidents, and insurance covering liability claims against individuals and businesses. It sells property insurance to individual customers, commercial property insurance and business interruption insurance. Insurance’s general liability business provides a wide range of personal and commercial liability insurance products, covering the liability of private persons and small and medium-sized businesses arising from their activities and premises. Commercial product lines include insurance for operations, products, professional activities and environmental liability. In 2003, non-motor business contributed approximately 37% to total gross premiums written.

Accident and health insurance
Insurance offers individual health insurance, covering medical expenses, per diem hospital expenses and lost pay in the event of illness. It also provides individual accident insurance covering these expenses, as well as death and disability claims. In addition to personal product lines, Insurance sells commercial group accident insurance covering medical and per diem hospital expenses as well as providing annuities in the event of death or disability caused by accidents at work or at home. It also offers collective accident insurance as well as collective health insurance, covering per diem hospital expenses for illness or birth of a child. In 2003, the accident and health business contributed approximately 22% to total gross premiums written.

Marketing and distribution
Insurance distributes its products through a range of different distribution channels, including tied agents, brokers, banks and direct channels and, to a lesser extent, call centers and the Internet. In 2003, approximately 40% of Insurance’s total gross premiums written were derived from tied agents and approximately 37% were derived from brokers. The remainder was generated through call centers, banks and other distribution channels.

In 2003, Winterthur Group announced the restructuring of its Life & Pensions and Insurance sales organization in Switzerland, bringing management responsibility for the unified organization under the Insurance market unit. This reorganization, which is being implemented in stages throughout 2004, is more in line with current customer requirements and provides a single client source for comprehensive insurance and pensions advice. This new sales organization is intended to reduce overall sales costs.

Operating environment and competition

Operating environment
As a result of the volatility in the equity markets, low interest rates and uncertain geopolitical developments, the operating environment remains challenging for the financial services industry. In the view of Credit Suisse Financial Services, the current environment does not fundamentally affect the attractiveness of the banking and insurance business in the long term, as certain overarching trends like demographic shifts, pension system reforms and developments in emerging markets – particularly in Asia – are expected to offer opportunities for growth.

In conjunction with difficult economic and geopolitical developments in recent years, the financial services industry experienced a change in client sentiment and requirements especially visible in wealth management. The aspects of absolute returns, wealth preservation and reassurance in financial matters through professional advice have become more important.

Credit Suisse Financial Services anticipated this development at an early stage by launching a broad range of innovative structured investment products with a low correlation to traditional markets. In addition, customers not only demand products, but also expect comprehensive and impartial advice to satisfy their overall financial needs. Well-trained staff and systematic advisory processes, covering both client assets and client liabilities, are prerequisites to meet these needs. Solutions offered include exclusive proprietary as well as third-party products. Advances in technology are making a further impact on client service. Sophisticated IT-tools improve the advisory process. In addition, IT allows customers to access the full range of products and services in the manner they wish.

Credit Suisse Financial Services expects reduced, but still significant, growth rates in the private banking market in the foreseeable future. Growth is expected to be relatively higher in onshore markets as a result of greater political stability in many industrialized and newly industrialized countries, as well as deregulation of local markets coupled with tighter restrictions in traditional offshore locations. The principal positive trends affecting the private banking industry over the next several years will include growing demand for pension provisions, which can no longer be guaranteed through state systems. As a result, governments are increasingly encouraging the accumulation of private wealth. In addition, entrepreneurs are seeking the services of private banks to diversify their assets, while at the same time the next generation is inheriting an increasing volume of “baby boomer” wealth. For the retail and corporate banking market, growth in line with the development of the economy is expected.

The Swiss corporate and retail banking industry is, to a significant extent, dependent on the overall economic development in Switzerland. Generally, Swiss retail banking clients have comparatively high savings rates and incomes, resulting in a high demand for personal investment management. Credit Suisse Financial Services aims to become the preferred bank for retail investors in Switzerland through best service, advice and investment products, all of which can be tailored to the specific needs of this client segment. In recent years, the Swiss private mortgage business has developed positively, and its growth is expected to continue. The home ownership rate in Switzerland is still low at 34%, thus offering further potential for mortgage business growth. Growth expectations in corporate banking, especially in the lending business, are closely linked to the overall development of the Swiss economy.

Credit Suisse Financial Services expects continued improvement in the insurance industry in the near term, as insurance companies are expected to continue to benefit from both non-life earnings acceleration and modest improvements in life volume growth and profitability.

Changes in regulatory and legislative regimes are also affecting the financial services industry and often require significant investments. These initiatives include efforts by governments and regulators to control money laundering and tax fraud, and to repatriate private wealth through tax amnesty programs.

Competition
The competitive pressure in the financial services industry remains high. The trend towards bank consolidations, both in the form of mergers and acquisitions and by way of alliances or cooperation agreements, in respective home markets as well as on an international level will intensify this pressure. The need to invest heavily in quality advice, product innovation and open architecture underlines this development. In the insurance sector companies are increasingly focusing on their core businesses and on core markets through the disposal of positions that are not achieving a critical size. This leads to higher industry concentration.

Credit Suisse Financial Services competes with major financial institutions providing banking and insurance products and services for private clients and small and medium-sized companies.

The private banking market is highly fragmented, though consolidation, especially in Switzerland, is proceeding at a rapid pace. Competitors in the private banking business are major financial institutions with dedicated private banking activities like UBS, HSBC and Citigroup, and domestic banks within their respective markets. In the ultra high-net-worth individual business, major competitors include US investment banks, which are building upon their investment banking expertise and relationships. In the Swiss market the largest competitor is UBS, followed by a number of independent private banks, as well as retail banks providing private banking services.

In the Swiss corporate and retail banking business, competition has increased considerably, especially for private mortgages. The largest competitor remains UBS. Other competitors include the Cantonal banks, many of which have state guarantees, as well as regional savings and loan institutions, the Raiffeisen and other cooperative banks.

Competition in the insurance market is intense and is increasing as a result of continuing performance pressure. This pressure stems from declining financial returns from lower yielding reinvestments, the need to maintain adequate levels of capital, slowing growth in many markets and customer demand for greater transparency of products and pricing. The biggest competitors in Switzerland are Swiss Life for life insurance and Zurich Financial Services for non-life insurance business. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to some domestic insurers.

Credit Suisse First Boston business unit

Overview

The Credit Suisse First Boston business unit serves global institutional, corporate, government and high-net-worth individual clients in its role as financial intermediary and provides a broad range of products and services, which include:

  securities underwriting, sales and trading;
  financial advisory services;
  private equity investments;
  full service brokerage;
  derivatives and risk management products; and
  asset management.
In 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private funds group activities previously in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Credit Suisse First Boston also reorganized the divisions within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the businesses within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private fund groups. Credit Suisse Group structures its investment banking and wealth and asset management businesses under the Credit Suisse First Boston legal entity. The discussion below presents the business unit, segments and divisions as operated and managed in 2003.

The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is comprised of three divisions:

  Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
  Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
  Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services.
Institutional Securities also includes the private equity group, which makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

In September 2003, Institutional Securities completed the transfer of its Zurich-based securities and treasury execution platform to Credit Suisse Financial Services.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. CSFB Financial Services includes:

  The institutional asset management business, which operates under the brand Credit Suisse Asset Management, and offers a wide array of products, including fixed income, equity, balanced, money-market, indexed and alternative investment products; and
  Private Client Services, a financial advisory business which serves high-net-worth individuals and corporate investors with a wide range of Credit Suisse First Boston and third-party investment management products and services.
Acquisitions and divestitures
In May 2003, Credit Suisse First Boston sold its clearing and execution platform, Pershing, which was part of the CSFB Financial Services segment, to The Bank of New York Company, Inc. In June 2003, Credit Suisse First Boston acquired Volaris Advisors, a New York-based equity-options strategies firm that provides yield-enhancement and volatility management services, to enhance the services of the Private Client Services business. In November 2003, Credit Suisse First Boston sold its 50% interest in a Japanese online broker. Also in November 2003, Credit Suisse First Boston acquired a majority interest in a joint venture that originates and services commercial mortgage loans and holds licenses in the United States under Fannie Mae, Freddie Mac and Department of Housing and Urban Development programs. Credit Suisse First Boston completed the sales of its local brokerage business in Poland and a 90% stake in its South African local equity brokerage operations in 2003. Credit Suisse First Boston also continued to reduce significantly the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

Strategy

Credit Suisse First Boston continues to build upon its position as a top-tier global investment bank, while seeking to improve financial results and placing a high priority on controls, risk management and the firm’s brand and reputation. Credit Suisse First Boston will continue to focus on providing its clients with the highest quality of service across all business areas. Strategic priorities include being a market leader in its core businesses, seeking revenue growth opportunities, focusing on key customers across geographic regions, applying its capital efficiently to maximize returns and minimize risks and focusing on markets and products that are profitable or that contribute to the profitability of Credit Suisse First Boston’s franchise.

In Institutional Securities, Credit Suisse First Boston has focused on increasing productivity, growing geographic and product areas that present attractive opportunities, improving results and continuing to develop an ownership culture within the firm. Credit Suisse First Boston’s focus on improved profitability, controls and risk management negatively affected the firm’s market share and rankings in 2003, in part reflecting aggressive price competition in a lower business-volume market environment. Credit Suisse First Boston has taken significant steps to achieve a more flexible cost base, to reduce the portfolio of non-continuing legacy business and to bring more disciplined management to its lending business. Credit Suisse First Boston also made progress in capturing synergies through greater integration of businesses within Institutional Securities, including by further integrating the equity cash and derivatives businesses. In its fixed income trading business, Credit Suisse First Boston will continue to enhance its client focus and build the client franchise and customer and proprietary trading businesses. With respect to its equity trading business, focus will be on building the derivatives, prime banking and proprietary trading businesses, while leveraging technology and research strengths. In Investment Banking, focus will be on strengthening Credit Suisse First Boston’s leading position among middle market clients while intensifying coverage of larger companies by being a trusted and preferred advisor to its clients.

In CSFB Financial Services, Credit Suisse First Boston will seek to continue to build its asset management businesses – its private equity, institutional asset management and Private Client Services businesses – in key markets by expanding existing operations and making selected acquisitions. The asset gathering business, as a whole, will seek to leverage the resources of Credit Suisse Financial Services and Institutional Securities in an effort to realize the synergies that exist within Credit Suisse Group. In 2003, Credit Suisse First Boston made organizational changes and targeted investment and financial goals and objectives to strengthen the global platform of its asset management business. Credit Suisse First Boston believes these changes will better enable it to continue to focus on increasing the proportion of high margin asset classes, including equity and alternative investments, and increasing the yields on assets, while protecting and building its top quality fixed income franchise. In Private Client Services, Credit Suisse First Boston will seek to become a leading provider of wealth management services among investment banks, with increased emphasis on fee-based business and enhanced productivity overall, while maximizing cross-selling opportunities across Credit Suisse Group. In private equity, Credit Suisse First Boston will seek to expand the business internationally, focus on third-party investment and maximize synergies across the entire Group.

Credit Suisse First Boston is committed to complying fully with the new laws and regulations that have been enacted following the high-profile bankruptcies and corporate and accounting scandals that have so adversely affected investor confidence. As a top-tier investment firm, Credit Suisse First Boston acknowledges its commitment to its role as a gatekeeper in the financial markets. In furtherance of that commitment, Credit Suisse First Boston has taken steps to strengthen that role, including implementing a framework to protect the integrity and quality of its research in full compliance with regulations and evolving best practices for research, complying with restrictions on the allocation of shares in initial public offerings to directors and officers of public companies and vigorously reviewing ways to enhance professionalism and integrity in the conduct of its businesses. Credit Suisse First Boston remains committed to adhering to the highest professional standards and providing top quality execution and investment performance, while developing and retaining outstanding investment professionals.

Institutional Securities

Overview
Institutional Securities provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world.

As of January 1, 2004, the segment’s private equity and private fund groups were transferred to CSFB Financial Services. Following that transfer, the operations of Institutional Securities include debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses. The following description reflects the organization in place as of December 31, 2003.

For the year ended December 31, 2003, Institutional Securities ranked:

  Seventh in global mergers and acquisitions advisory services in US dollar volume of announced transactions;
  Third in global mergers and acquisitions advisory services in number of transactions;
  Sixth in US dollar value of global debt underwriting;
  First in US dollar value of global high-yield debt underwriting;
  Eighth in US dollar value of global equity and equity-linked underwriting;
  Sixth in US dollar value of US debt and equity underwriting;
  Second in US dollar value of global asset-backed financing;
  First in Swiss franc-denominated international debt issuances; and
  Sixth in global equity research, with 15 ranked analysts, sixth in North American equity research, with 27 ranked analysts, fourth in European equity research, with 31 ranked analysts, and second in North American fixed income research, with 33 ranked analysts.
Products and services
Institutional Securities’ clients demand high quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams. The following is a discussion of the key global products and services of Institutional Securities and the divisions through which they are delivered.

Fixed Income division
The Fixed Income division engages in underwriting, securitizing, trading and distributing a broad range of financial instruments in developed and emerging markets, including US Treasury and government agency securities, foreign sovereign government securities, US and foreign investment-grade and high-yield corporate bonds, money market instruments, foreign exchange and real estate-related assets. The Fixed Income division also provides a full range of derivatives products for the financing, risk management and investment needs of its customers. The Fixed Income division covers sovereign government, corporate and institutional customers.

Key fixed income products and services include:

  Interest-rate products, including instruments issued by sovereign government issuers and transactions in interest-rate derivatives. As part of this business, the Fixed Income division is a primary dealer in US Treasury and government agency securities and participates in US Treasury auctions and government agency new issues. It also offers a wide range of interest-rate derivatives products in all major currencies;
  Credit products, including investment-grade, high-yield and distressed debt securities and credit derivatives;
  Structured products, including mortgage-backed and asset-backed instruments;
  Senior bank debt in the form of syndicated loans and commitments to extend credit to investment-grade and non-investment-grade borrowers. The Fixed Income division is also engaged in secondary market trading of syndicated loans and other loans, and trading in defaulted and distressed loans;
  Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and multifamily properties. The Fixed Income division also securitizes and trades in a wide range of commercial and residential real estate and real estate-related whole loans;
  Emerging markets, where the Fixed Income division underwrites and trades in the fixed income securities and loans of a number of sovereign government and corporate issuers and obligors located in emerging market countries;
  Prime brokerage and futures execution services on all major futures and options exchanges worldwide;
  Credit Suisse First Boston’s own money market funding through the issuance of a wide variety of products, including time deposits, certificates of deposit, bankers’ acceptances, commercial paper, medium-term notes and long-term debt; and
  Foreign exchange transactions serving a broad range of clients worldwide, including multinational corporations, money managers, hedge funds, banks and high-net-worth individuals.
Equity division
The Equity division engages in a broad range of equity activities for investors around the world, including sales, trading, brokerage and market-making in US and international equity and equity-related securities, options and futures. Equity-related activities include:

  New issue distribution of all types of equity securities, including common stock, convertible securities and other equity and equity-related securities;
  Secondary trading as principal and agent on all major exchanges and over-the-counter;
  Primary and secondary market transactions, as principal and agent, in convertible bonds and listed and over-the-counter derivatives, and convertible, international and index arbitrage and other program-trading activities;
  Risk arbitrage, which involves investing for Credit Suisse First Boston’s own account in the equity securities of companies involved in publicly announced corporate transactions; and
  Prime banking, which includes dealer-to-dealer financing and the coverage of proprietary and client short positions through securities borrowing and lending arrangements.
Investment Banking division
The Investment Banking division’s activities include financial advisory services regarding mergers and acquisitions and other matters, origination and distribution of equity and fixed income securities and leveraged finance and private equity investments. Investment Banking provides comprehensive financial advisory services and, in conjunction with the Equity and Fixed Income divisions, capital raising services, and develops and offers innovative financing for a broad range of clients. Investment Banking also conducts worldwide private equity investment activities through the private equity group.

Investment Banking clients include US and international public and private corporations, sovereign governments, supranational and national agencies and public sector entities. Investment Banking’s offerings include both domestic and cross-border transactions.

Investment Banking’s principal services consist of:

  Mergers and acquisitions and other financial advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and
  Capital raising, through equity and equity-linked offerings, leveraged finance, investment-grade debt underwritings, high-yield debt underwritings, bank debt and bridge financing, structured products, raising of private capital and project finance.
The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group manages private equity funds and invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

Global investment research
Credit Suisse First Boston provides in-depth research on companies and industries, macroeconomics and debt strategy globally. The core strengths of Credit Suisse First Boston research include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Credit Suisse First Boston’s equity research also includes extensive data resources, analytical frameworks and methodologies that leverage the firm’s global platform and enable its analysts to customize their product for institutional customers. Credit Suisse First Boston’s fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Credit Suisse First Boston analysts’ in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the firm’s innovative web-based analytical tools and technology.

CSFB Financial Services

Overview
CSFB Financial Services provides international asset management services, including mutual funds, to institutional and private investors and financial advisory services to high-net-worth individuals and corporate investors. Effective January 1, 2004, the segment was renamed Wealth & Asset Management and after that date also encompasses the private equity and private funds groups transferred from the Institutional Securities segment. The following description reflects the organization in place as of December 31, 2003.

Credit Suisse Asset Management is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in three regions, the Americas, Asia Pacific and Europe. With CHF 392.9 billion in assets under management at December 31, 2003, Credit Suisse Asset Management has investment capabilities in all major asset classes, including equities, fixed income, balanced products and alternative investments.

The Private Client Services business serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 335 investment advisors and managed or advised clients on approximately CHF 61.2 billion in assets as of December 31, 2003.

In May 2003, Credit Suisse First Boston sold Pershing, a leading provider of financial services outsourcing solutions, to The Bank of New York Company, Inc.

Products and services
The following is a discussion of the key global products and services of CSFB Financial Services and the divisions through which they are delivered.

Asset management and advisory services
The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. Clients may choose from a wide array of products, including:

  Fixed income and equity products in local and global markets;
  Balanced products, comprising a mixed portfolio of fixed income and equity investments according to a pre-defined risk parameter set by the customer or the investment guidelines of the fund and asset allocation products;
  Money market products in multiple currencies;
  Quantitative indexed products;
  Derivatives and commodities;
  Real estate portfolio management; and
  Alternative investment products, which include fund-of-funds products.
The investment policies of portfolio managers are generally focused on providing maximum return within the investor’s criteria, while maintaining a controlled risk profile and adherence to high quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client’s securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring.

The Private Client Services business offers a range of services, including single stock brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Funds
The asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the asset management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

The asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Operating environment and competition

Operating environment
Credit Suisse First Boston believes that the long-term outlook for leaders in the investment banking industry is generally positive, although the industry is volatile and subject to periodic market downturns worldwide or in particular geographic regions. Competition has resulted in significant pressure on margins, particularly in the cash equities businesses and equity and debt underwriting, and there has been a trend towards increased capital commitments to secure mandates. The global “bulge bracket”, or top tier, investment banks are likely to be more successful than other firms, and there is continuing consolidation in the financial services industry. One of the principal macroeconomic trends affecting the investment banking industry is greater capital formation, which is produced by aging demographics, pension reforms and wealth creation. Consolidation and convergence, driven by a blurring of traditional product and geographic boundaries, deregulation and the importance of scale and efficiency, have also created benefits for global full-service providers such as Credit Suisse First Boston. Technology has led to productivity improvements and new distribution and business models, more demanding and better-informed customers and the need to balance productivity gains with investment requirements.

The financial services business, including asset management, is viewed as a growth sector. Despite a challenging market environment, the underlying fundamentals and demographics continue to support the sector. Credit Suisse First Boston believes that there will be positive net new asset or organic growth opportunities within this sector over the next several years. Despite this positive outlook for the business, increased competition, higher research costs, required advancements in technology, growth in client needs and globalization are trends that place greater pressure on margins and increase the need for scale within full-service asset management organizations. This growth, together with major external changes such as technological innovation and increased volatility and complexity in world markets, is changing the way the industry delivers services, manages investments and measures risk.

Competition
Credit Suisse First Boston faces intense competition from various types of firms in all aspects of its business and throughout the world. The principal competitive factors influencing Credit Suisse First Boston’s businesses are its reputation in the market place, its client relationships, its mix of market and product capabilities and the ability to attract and retain highly skilled employees.

In investment banking, Credit Suisse First Boston competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. There is increased fragmentation in market share, partly due to lower volumes of business and increased competition. Credit Suisse First Boston is subject to continued and increasing competitive pressure to make loans or otherwise commit capital, such as through block trades, to clients. Credit Suisse First Boston has also experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products and in certain markets. Competition from alternative trading systems is reducing fees and commissions.

In asset management, Credit Suisse First Boston’s major competitors are the asset management subsidiaries of financial services firms, US mutual and institutional fund managers and European fund managers. Despite the trend towards globalization in the asset management industry, competition is most significant in individual geographic locations. For the private equity business, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating.

Regulation and supervision

Overview

Our operations throughout the world are regulated and supervised, as applicable, by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, insurance regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our banking, insurance, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. For example, a number of countries in which we operate impose limitations on foreign or foreign-owned financial services companies including:

  Restrictions on the opening of local offices, branches or subsidiaries and restrictions on the types of banking and non-banking activities that may be conducted by these local offices, branches or subsidiaries;
  Restrictions on the acquisition of local banks or restrictions requiring a specific percentage of local ownership; and
  Restrictions on investment and other financial flows entering or leaving the country.
In 2003, our structure was based on several legal entities comprising two business units: Credit Suisse Financial Services and Credit Suisse First Boston. These business units contained separate operating segments. Effective July 13, 2004 we will structure our businesses under their respective legal entities. Our legal entities include two principal Swiss banks, Credit Suisse and Credit Suisse First Boston, and their respective subsidiaries, and a Swiss insurance company, “Winterthur” Swiss Insurance Company and its subsidiaries. The Credit Suisse legal entity encompasses the Private Banking and Corporate & Retail Banking segments. Winterthur is comprised of the Life & Pensions and Insurance (subsequently renamed Non-Life) segments. The Credit Suisse First Boston legal entity consists of the Institutional Securities and CSFB Financial Services (subsequently renamed Wealth & Asset Management) segments. In general, we are subject to regulation at the legal entity, rather than the business unit or operating segment level.

Central banks and other bank regulators, financial services agencies and self-regulatory organizations are responsible for the regulation and supervision of our banking businesses in each of the jurisdictions in which we operate. These authorities impose a wide variety of requirements, including those relating to:

  Reporting obligations;
  Reserves;
  Capital adequacy;
  Depositor protection;
  Prudential supervision;
  Risk concentration;
  Prevention and detection of money laundering and terrorist financing; and
  Liquidity requirements.
Some of the more important regulatory requirements affecting our insurance businesses in various jurisdictions include:

  Maintenance of minimum solvency margins;
  Restrictions on the type of business that insurance companies can undertake;
  Restrictions on the types of assets and investments that can be used to support the insurance operations;
  Limits in some countries on premium rates and commission rates that can be charged to customers;
  Guaranteed rates of return for certain lines of insurance;
  Control of actuarial and claim reserves of the regulated insurer; and
  Allocation of profits to policyholders on participating life policies.
In addition, some of the principal jurisdictions in which we have insurance operations have change of control requirements that may deter, delay or prevent certain transactions affecting the control of the ownership of our insurance businesses.

Our investment banking business is also subject to oversight by securities authorities and exchanges, financial services agencies and self-regulatory organizations in various jurisdictions, including regulation as broker-dealers under applicable securities laws. Regulations affecting this business include, among others, those relating to:

  Capital requirements;
  Limitations on extensions of credit;
  Customer sales practice rules;
  Prevention and detection of money laundering and terrorist financing;
  Research analyst independence; and
  Trading rules.
In addition, our asset management and advisory businesses are generally regulated under the banking and securities laws of the United States, Switzerland and other jurisdictions in which we maintain a presence or hold ourselves out as offering services.

The regulatory structure that applies to our operations in certain key countries is discussed more fully below.

Banking

Switzerland
The Credit Suisse Group legal entity is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and its Implementing Ordinance of May 17, 1972, as amended, or the Implementing Ordinance. However, the SFBC issued a decree, or the Decree, in August 2003 – replacing an earlier decree from 1998 – pursuant to which the SFBC supervises, in its capacity as global lead regulator, the Credit Suisse Group legal entity on a consolidated basis. We are required to comply with certain of Switzerland’s requirements for banks, including, among other things, with respect to capital adequacy, solvency and risk concentration on a consolidated basis, subject to specific stipulations required by the SFBC. We are also subject to certain of the reporting obligations of Swiss banks. Furthermore, our banks in Switzerland, including the Credit Suisse and Credit Suisse First Boston legal entities as well as our private and retail banking subsidiaries, are each regulated by the SFBC on a legal entity basis and, if applicable on a consolidated basis.

Our banks in Switzerland operate under banking licenses granted by the SFBC pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting, filing and, from January 1, 2005, minimum reserves requirements of the Swiss National Bank, or the National Bank. In addition, banks and securities dealers must file an annual financial statement and detailed monthly interim balance sheets with the National Bank and the SFBC.

As a member of the Financial Action Task Force on Money Laundering from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the SFBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the Swiss Bankers’ Association, or the SBA, a self-regulatory organization, with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector on April 1, 1998. In January 2003, the SFBC issued an anti-money laundering ordinance, which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that are deemed to entail higher legal or reputational risks. This ordinance took effect on July 1, 2003 and replaces earlier SFBC anti-money laundering guidelines. In addition, also as of July 1, 2003, the SBA issued a revised Code of Conduct with regard to the exercise of due diligence that applies to business relationships in general. In aggregate, these provisions, which also aim to prevent the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with customers, including a duty to identify the business partner and to establish the identity of the beneficial owner of funds and assets and, in transacting business with customers or correspondent banks, special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze funds and assets and to notify the Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons.

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

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the SFBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for implementing those parts of the government’s monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis. With effect as of May 1, 2004, an amendment to the Swiss Federal Act on the National Bank came into effect, which gives the National Bank certain additional powers such as the supervision of payment and securities settlement systems. Conversely, as of the same date, the National Bank abolished the capital export restrictions over which it had jurisdiction – in particular, the principle of entrenchment which required that Swiss franc denominated bonds be lead-managed by banks or securities dealers based in Switzerland.

Under the Bank Law, a bank’s business is subject to inspection and supervision by an independent auditing firm that is licensed by the SFBC. These Bank Law auditors, which are appointed by the bank’s board of directors, are required to annually perform an audit of the bank’s financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation. The audit report is submitted to the bank’s board of directors and to the SFBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the SFBC if the violation or irregularity is not cured within a time limit designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the SFBC established the Large Banking Groups Department, or the SFBC Department, which at present is responsible solely for supervising the Group and UBS AG, the other large banking group in Switzerland. The SFBC Department, which oversees all of the main businesses in which we operate, supervises us directly through regular reviews of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The SFBC Department also coordinates the activities of the SFBC with our external auditors and with our foreign regulators.

In November 2001, the Swiss Federal Council appointed a group of experts with the task of formulating a concept for the integrated supervision of the financial markets in Switzerland. In the first part of its report, issued in July 2003, the group of experts recommended establishing a federal financial market supervisory agency, the FINMA, by consolidating the SFBC and the Swiss Federal Office of Private Insurance, or FOPI, and to unify the supervisory means for all supervised areas. The second part of the report, which will cover the issue of sanctions within the framework of financial market regulation, is expected to be published for public comment in 2004. The group of experts intends to prepare a draft legislative act to be considered by the Swiss Parliament in 2005 or 2006 at the earliest. The new act has to be passed by the Swiss Parliament to become law, with the exact effective date to be determined by the Government afterwards.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks, such as (i) the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; (ii) the Portfolio Management Guidelines, which set standards for banks when managing customers’ funds and administering assets on their behalf; and (iii) the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. In January 2003, the SBA issued the Guidelines on the Independence of Financial Research, or Research Guidelines. The Research Guidelines, which were previously ratified by the SFBC, became effective on July 1, 2003. The Research Guidelines have been issued with a view to ensuring the independence of financial research and cover “sell-side” and “buy-side” research of SFBC-regulated financial institutions with respect to equity and debt securities.

Capital requirements
Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Credit Suisse Group legal entity on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

  Tier 1 capital (core capital);
  Tier 2 capital (supplementary capital); and
  Tier 3 capital (additional capital).
Through 2003, our Tier 1 capital included primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in certain fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this was reduced by the net long position of our own shares and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance, equals total bank or regulatory capital.

Effective January 1, 2004, we calculate our regulatory capital on the basis of US generally accepted accounting principles, or US GAAP, with certain adjustments required by the SFBC. With these adjustments, our regulatory capital calculation methodology is substantially the same as for prior years. The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R.

We are required to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital – adjusted for certain deductions, including a 50% deduction of the participation value of Winterthur, which is basically identical to Winterthur’s equity capital (with certain modifications) – by aggregate risk-weighted assets. Furthermore, in addition to the annual financial statement and detailed monthly interim balance sheets, our banks submit statements of required and existing regulatory capital semi-annually on a consolidated basis to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. Pursuant to the Decree, our banking sub-groups (including the Credit Suisse and Credit Suisse First Boston legal entities) are exempt from regulatory capital consolidation, subject to certain conditions, but have to comply with regulatory capital requirements on a legal entity basis. For information on our capital ratios, refer to “Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.”

The Basle Committee is currently considering significant changes to existing international capital adequacy standards and intends to publish these standards by mid-year 2004. Participating countries would then be expected to modify their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be implemented in national legislation, or the effect that they would have on us or on our subsidiaries’ capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the SFBC formally announced that it intends to implement the new standards swiftly but subject to a “Swiss finish”. Furthermore, the SFBC has indicated that – in contrast to the implementation plans of the Board of Governors of the Federal Reserve System to restrict application of the new standards to the major US banking institutions – it intends to implement the new standards for all Swiss banks. Therefore, in addition to the Credit Suisse and Credit Suisse First Boston legal entities, our private and retail banking subsidiaries will be required to comply with the new standards. Moreover, the SFBC intends to follow the timetable for implementation of the new standards set by the European Union, irrespective of whether the United States delays implementation for US banks.

Liquidity requirements
Banks, such as the Credit Suisse and Credit Suisse First Boston legal entities, are required to maintain specified measures of primary and secondary liquidity under Swiss law. According to the Decree, the Credit Suisse Group legal entity is only required to maintain adequate levels of liquidity on a consolidated basis within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations described below for banks.

Primary liquidity is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under current law, a bank’s liquid assets must be maintained to a level of at least 2.5% of the sum of these kinds of liabilities. As of January 1, 2005, these provisions will be replaced by a minimum reserves requirement set forth in the new National Bank Ordinance that entered into effect on May 1, 2004. These new rules follow, in essence, the current law, but also include medium-term notes due within three months.

Secondary liquidity is measured by comparing (i) the total of liquid assets and “easily realizable assets” with (ii) the total of “short-term liabilities.” The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

The Credit Suisse and Credit Suisse First Boston legal entities are required to file with the SFBC and the National Bank monthly statements reflecting their primary liquidity position and quarterly statements reflecting their secondary liquidity position.

Risk concentration
Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, pre-defined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and risk mitigation instruments. A bank’s aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed a specified limit; risk exposures exceeding 10% of a bank’s eligible capital are deemed a regulatory large exposure and must be reported to the bank’s board of directors, as well as to its Bank Law auditors. In addition, aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed 25% of a bank’s eligible capital, and the aggregate of all reported regulatory large exposure positions may not exceed 800% of the bank’s eligible capital. Subject to certain exceptions, exposures exceeding these thresholds must be reported immediately to the Bank Law auditors and to the SFBC, which may require corrective action and impose sanctions, if appropriate.

Pursuant to the Decree, we must adhere to these risk concentration rules on a consolidated level. However, the SFBC has agreed that our Swiss banks and securities dealers are entitled to exclude from the 25% and 800% limits (i) the risk positions of certain of our companies, which are subject to adequate supervision and (ii) the risk positions in respect of the Credit Suisse Group legal entity. In addition, subject to certain conditions, our banking sub-groups (including the Credit Suisse and Credit Suisse First Boston legal entities) are exempt from risk consolidation.

European Union
In 2002 and 2003, the European Union, or EU, adopted or proposed a number of directives and measures within the scope of the Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. Individual EU member states implement these directives through national legislation, the details of which may vary from country to country and which may set higher standards. As part of the FSAP, the EU adopted a directive on financial conglomerates in November 2002. Financial conglomerates are defined as groups that include regulated entities active in the banking and/or investment services sectors, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria. The aim of the directive is to impose (from 2005) additional prudential requirements in respect of the regulated entities that are part of financial conglomerates including, to a certain extent, any mixed financial holding company. The supplementary supervision will be organized at the level of the financial conglomerate and cover capital adequacy, risk concentration and intra-group transactions. The directive further requires non-EU headed groups that operate regulated entities in the EU to be subject to equivalent consolidated supervision in their home country.

In June 2003, the EU adopted a directive on the taxation of savings income. Pursuant to the directive, a member state of the EU will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. Furthermore, the EU is currently in negotiations with certain non-EU jurisdictions to introduce similar measures as in the EU. In May 2004, the EU and Switzerland announced that they reached political consensus on an agreement on the taxation of savings income by way of a withholding system and voluntary declaration in the case of transactions between parties in EU member states and Switzerland. Switzerland may introduce a tax on interest payments or other similar income paid by a paying agent within Switzerland to EU resident individuals at the earliest as of January 1, 2005. The tax may be withheld at a rate of 15% for the first three years of the transitional period, 20% for the subsequent three years and 35% thereafter. The beneficial owner of the interest payments may be entitled to a refund of the tax if certain conditions are met.

The agreement in principle with Switzerland is still subject to approval by the Swiss Parliament and a potential subsequent referendum vote by the citizens of Switzerland. The Directive is expected to be required to be applied by EU member states at the earliest from January 1, 2005, subject to certain conditions being met.

United States
Our operations in the United States are subject to a variety of regulatory regimes. The Credit Suisse First Boston legal entity operates a bank branch in New York, or the New York Branch, and the Credit Suisse legal entity operates a US administrative office in Florida and representative offices in New York and Texas. We refer to these collectively as our US Banking Offices. Each of these offices is licensed by the state banking authority in the state in which it is located and is subject to regulation and examination by its licensing authority. Because the New York Branch does not engage in “retail” deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking Department and the Board of Governors of the Federal Reserve System, or the Board, and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted at year-end 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including US treasuries, other obligations issued or guaranteed by the US government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Credit Suisse First Boston legal entity and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches’ liabilities as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank’s New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

  Violation of any law;
  Conduct of business in an unauthorized or unsafe manner;
  Capital impairments;
  Suspension of payment of obligations;
  Liquidation of a foreign bank in the jurisdiction of its domicile; or
  Existence of reason to doubt a foreign bank’s ability to pay in full certain claims of its creditors.
Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch’s assets and the assets of the foreign bank located in New York. In liquidating or dealing with a branch ’ s business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of creditors (unaffiliated with the foreign bank) that arose out of transactions with such New York branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Credit Suisse First Boston legal entity on a global basis.

In addition to being subject to various state laws and regulations, our operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board in its capacity as our US “umbrella supervisor.” Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies, and most US branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

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

In 2001, the US Congress enacted the USA Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government’s powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The USA Patriot Act also required the US Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The US Treasury Secretary delegated this authority to a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network, or FinCEN.

Many of the new anti-money laundering compliance requirements of the USA Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch and the US subsidiaries of Credit Suisse Group under Board regulations before the USA Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA Patriot Act, such as procedures relating to correspondent accounts for non-US financial institutions and regulations thereunder mandating formal customer identification procedures, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on our US operations will depend on how FinCEN implements these requirements.

Non-banking activities
Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended, or the BHCA, imposes significant restrictions on our US non-banking operations and on our worldwide holdings of equity in companies operating in the United States. Historically, our US non-banking activities were principally limited to activities, which the Board found to be a proper incident to banking or managing or controlling banks or for which an exemption applied (such as certain “grandfather rights” accorded to certain segments within the Credit Suisse First Boston legal entity pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Once GLBA took effect in March 2000, qualifying bank holding companies and foreign banks qualifying as “financial holding companies” were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, merchant banking and other financial activities—in many cases without prior notice to, or approval from, the Board or any other US banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of US banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, we are required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain “tying” arrangements involving products and services.

Under GLBA and related Board regulations, we became a financial holding company effective March 23, 2000. To qualify as a financial holding company, we were required to certify and demonstrate that the Credit Suisse First Boston legal entity was “well capitalized” and “well managed.” These standards, as applied to us, are comparable to the standards US domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Credit Suisse First Boston legal entity is required to maintain capital equivalent to that of a US bank, including a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. If in the future we cease to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly authorized financial activities or terminate our New York Branch. Our ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called “push-out” provisions of GLBA will narrow the exclusion of banks (including the New York Branch) from the definitions of “broker” and “ dealer” under the Securities Exchange Act of 1934, or Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed “dealer” definition took effect in September 2003, and the narrowed “broker” definition is currently expected to take effect no earlier than November 2004, although the SEC has indicated that it does not expect banks to develop compliance for the broker rules until final rules have been adopted. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

United Kingdom
The Financial Services Authority, or FSA, is the single statutory regulator of financial services activity in the UK. It takes its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA took on its powers with effect from December 1, 2001. The scope of activities covered includes banking, personal insurance and investment business. From late 2004, the FSA is due to be responsible for regulating mortgage lending and advice and general insurance advice in addition to its current scope. In undertaking its supervisory responsibilities, the FSA adopts a risk-based approach, covering all aspects of a firm’s business, capital adequacy, systems and controls and management structures. Accordingly, the FSA sets requirements on capital and related systems and controls based on risk factors rather than by sector from which the firm comes. In addition to its supervisory responsibilities, the FSA continues to review and update the overall regulatory regime, taking account of market changes, as well as government and international initiatives and developments with an impact on risk perceptions and exposures within the financial services industry. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders in cases of breaches or likely breaches of rules, prosecute criminal offences under FSMA, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

The London branch of the Credit Suisse First Boston legal entity, or the London Branch, and its affiliated entities, Credit Suisse First Boston International and Credit Suisse (UK) Limited, are authorized under the FSMA with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of these entities’ wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA generally fall within the scope of a voluntary code of conduct called the Non-Investment Products Code, which is published by the Bank of England.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on deposit taking business. In deciding whether to grant authorization, the FSA must determine whether an applicant firm satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. Guidance on what constitutes fit and proper is set out in the FSA Handbook and includes consideration of its connection with any person, the nature of the regulated activity that it carries on or seeks to carry on and the need to ensure that its affairs are conducted soundly and prudently. The FSA may also take into account anything that could influence a firm’s continuing ability to satisfy this condition, including the firm’s position within a group and information provided by overseas regulators about the firm. In connection with its authorization the FSA may impose conditions relating to the operation of the bank and the conduct of banking business. The FSA retains the power to waive or modify the application of or compliance with certain of the rules promulgated by the FSA under FSMA.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank’s risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank’s capital ratios or revoke the bank’s authorization, either of which would adversely affect our results of operation and financial condition.

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

Our UK banking and broker-dealer businesses are also subject to the Proceeds of Crime Act 2002, or PCA, which consolidates, updates and strengthens existing UK legislation and brings in broad new powers. It transfers many confiscation powers to the Crown Court and establishes an Assets Recovery Agency, or ARA. The PCA also (i) imposes stricter penalties for money laundering offences by the introduction of a negligence-based criminal offence, which applies not only to financial institutions, but also to solicitors and other professionals who manage or deal with clients’ money, (ii) introduces civil forfeiture in the High Court and (iii) empowers the Director of the ARA to tax the proceeds of criminal conduct. The new money laundering provisions, which make negligent conduct a criminal offence, are especially important to financial institutions and banks.

Insurance

Switzerland
We conduct our insurance business under operating licenses that were granted by the Swiss Federal Department of Finance, or the Department. Our Swiss insurance operations are subject to supervision by FOPI as lead regulator and, for certain lines of business, by the Federal Social Insurance Office. FOPI is an administrative unit of the Department, pursuant to the Swiss Insurance Supervisory Act of 1978, or the Insurance Supervisory Act, as amended. FOPI has supervisory power as well as the authority to make decisions to the extent that the law does not explicitly designate the Department as the governing regulatory body. Our insurance businesses are supervised on a consolidated basis pursuant to a decree, the FOPI Decree, issued by FOPI effective as of January 1, 2004. Pursuant to the FOPI Decree, our Swiss insurance businesses are required to comply on a consolidated basis with certain requirements with respect to capital, solvency and risk concentration, as well as certain other requirements, subject to specific stipulations required by the FOPI.

Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than insurance and reinsurance. This requirement is subject to exceptions, which may be granted by the FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance business are viewed as non-threatening to the solvency of the insurance company. Life insurance companies require approval by the FOPI if their interest in a non-insurance company exceeds 10% of the capital of the company; for investments by non-life insurance companies the relevant threshold is 20%. If the acquisition of interests in non-insurance companies exceeds 10% of the equity of the acquiring insurance company, approval is also required. Approval may be granted if the investment is viewed as non-threatening to the solvency of the acquiring insurance company.

The FOPI requires each insurance company to submit, together with its application for an operating license, a business plan that provides information on the purpose and organization of the insurance company, the nature and geographic scope of its activities, its articles of association, its financial statements, the portion of its tariffs that is subject to supervision and details about the calculations of its technical provisions (that is, the provisions to cover future liabilities for insurance contracts). Any change to these elements of the business plan requires the prior approval of the FOPI.

Swiss insurance companies are required to allocate a portion of their assets to a “Safety Fund” (for life insurance companies) or to “Bound Assets” (for non-life insurance companies). The Safety Fund and the Bound Assets cover the technical provisions and provide a minimum basis for satisfying liabilities of the insurance business. For the Bound Assets and the Safety Fund special investment restrictions apply.

In addition, life insurance companies are subject to the requirements and procedures set forth in the Federal Statute concerning the Combat of Money Laundering in the Financial Sector. For further information about this statute and the possible consolidation of the FOPI and the SFBC, refer to “Regulation and Supervision – Banking.”

Insurance companies are required to submit to the FOPI the statutory annual return, which includes a more detailed breakdown of certain balance sheet and income statement positions, the audited accounts on a stand-alone basis, management letters and the Board of Directors Report issued by the external auditors. Furthermore, reports on the Safety Fund and Bound Assets, respectively, have to be submitted on a regular basis. The FOPI can ask for ad-hoc reports if the situation requires this. In May 2003, the Federal Council submitted a bill on the revision of the Insurance Supervisory Act to the Swiss Parliament. The revision aims to improve financial transparency, consumer protection and corporate governance. Further, it introduces a legal basis for the supervision of insurance groups. The bill is currently being debated in the Swiss Parliament.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that, subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders; this is referred to as the “legal quote”. This legislation impacts the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group.

European Union
The European Union has established a regulatory framework for the insurance sector through the issuance of directives concerning both life and non-life insurance and on the supplementary supervision of financial conglomerates. The general objective of these directives is to achieve a single integrated financial services market and to improve standards of prudential supervision and safeguard for policyholders through harmonization of core regulatory standards and solvency requirements among EU member states. Individual EU member states, such as Germany, implement these directives through national legislation, the details of which may vary from country to country and which may set higher standards.

Each insurance company in an EU member state must maintain a solvency margin (shareholders’ equity and quasi-equity) at a level that depends on the nature of the insurers’ activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of EUR 3 million (EUR 2 million for some classes of non-life insurance).

The directives are part of the European Commission’s efforts to achieve a single European market for financial services by 2005. The directives also will give regulators greater powers to intervene in the event of concerns regarding an insurance companyfinancial position.

Germany
German insurance companies are subject to a comprehensive system of regulation under the German Law of the Supervision of Insurance Undertakings of 1991, as amended, or the Insurance Supervision Law, which implements EU directives on insurance regulation. The Federal Financial Supervisory Authority, or Supervisory Authority, monitors and enforces compliance with German insurance laws, applicable accounting standards, investment and technical provisions and solvency margins. Insurance companies are required to submit, among other things, to the Supervisory Authority notifications, statutory annual returns, audited annual accounts, quarterly interim reports and quarterly reports on certain investments.

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

Under current regulations, German insurance companies may not carry out business that is not directly related to their insurance activities. Life insurance, and health insurance replacing the statutory health insurance, must be transacted by companies that do not write other kinds of insurance. According to the requirements of the Insurance Supervision Law, an insurance company is not permitted to offer life insurance, health insurance, and property and casualty insurance within the same legal entity. Nevertheless, holding companies can hold different types of insurance companies, and primary insurers may write reinsurance.

United States
Insurance companies are subject to risk-based capital, or RBC, guidelines, which provide a method to measure the adjusted capital that insurance companies are required to maintain for regulatory purposes, taking into account the risk characteristics of the company ’ s investments and products. To facilitate a uniform regulation of insurer solvency across the United States, the National Association of Insurance Commissioners, or NAIC, has adopted a formula and model law to implement RBC requirements for life insurance companies and most non-life insurance companies. The RBC requirements are used as early warning tools by the NAIC and the individual state insurance departments to identify companies that merit further regulatory action. For these purposes, the insurer’s surplus is measured in relation to its specific asset and liability profiles. A company’s RBC is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items.

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

Investment Banking and Asset Management

Switzerland
Our securities dealer activities in Switzerland are conducted primarily through the Credit Suisse and Credit Suisse First Boston legal entities and are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the SFBC, and the Research Guidelines also apply to SFBC-registered securities dealers.

Our asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds, these activities are conducted through legal entities under the supervision of the SFBC.

European Union
In April 2004, as part of the FSAP, the EU adopted a new Investment Services Directive, which EU member states will be required to implement by April 2006. The directive is designed to give investment firms an effective “single passport”, allowing them to operate throughout the EU on the basis of authorization in their home member state. It will also permit investment firms to process client orders outside regulated exchanges, which is not currently possible in some member states. The directive provides for certain pre-trade transparency obligations to apply to investment firms that engage in in-house matching of orders. Subject to certain exceptions, such firms would be obliged to disclose the prices at which they will be willing to buy from and/or sell to their clients. This is designed to ensure that European wholesale markets will not be subject to this disclosure requirement and that investment firms in these markets will not be subjected to significant risks in their role as market makers. For a description of the FSAP, refer to “Regulation and Supervision – Banking.”

United States
In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies and the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board of Governors of the Federal Reserve System promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, the broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

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

  Capital requirements;
  The use and safekeeping of customers’ funds and securities;
  Recordkeeping and reporting requirements;
  Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
  Supervisory and organizational procedures intended to prevent improper trading on “material non-public” information;
  Employee-related matters;
  Limitations on extensions of credit in securities transactions;
  Required procedures for trading on securities exchanges and in the over-the-counter market;
  Anti-money laundering procedures;
  Procedures relating to research analyst independence; and
  Procedures for the clearance and settlement of trades.
A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, US broker-dealers may be required in some instances to make “suitability” determinations as to certain customer transactions, are frequently limited in the amounts that they may charge customers, generally cannot trade ahead of their customers and cannot engage in fraudulent trading practices. US broker-dealers must make certain required disclosures to their customers.

The broker-dealers’ operations are also subject to the SEC ’ s net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the US Securities Exchange Act of 1934, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. We also have a so-called “broker-dealer lite” entity, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of our operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends and make payments on our debt.

As registered futures commission merchants, certain of our broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended, and the SEC’s rules and regulations thereunder. Our asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. The SEC-registered mutual funds that we advise are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC’s rules and regulations thereunder. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisers to charge performance-based or non-refundable fees to customers, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory customers, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles we advise are commodity pools, we are subject to the Commodity Exchange Act for such vehicles.

Our investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of our underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could adversely affect our underwriting, advisory and trading revenues.

In 2002, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research activities and research analysts. Credit Suisse First Boston LLC, as a member of the NASD and the NYSE and by virtue of having affiliated broker-dealers registered with the SEC, is subject to such rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. On February 6, 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances.

In 2002, as part of changing practices in the investment banking industry and Credit Suisse First Boston’s commitment to ensuring the independence of its research, Credit Suisse First Boston made a number of changes in its equity securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of Credit Suisse First Boston for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement with various US regulators regarding, among other things, research analyst independence, Credit Suisse First Boston has adopted internal structural and operational reforms to ensure research analyst independence. Refer to “Item 8—Financial Information – Legal Proceedings.”

United Kingdom
Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. For a description of the FSA’s enforcement powers, refer to “Regulation and Supervision – Banking.”

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. For further information on this requirement, refer to “Regulation and Supervision – Banking.” In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm’s business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures.

Corporate Governance and Investor Protection

Recent legislation and regulation in the area of corporate governance and investor protection is also likely to have an impact on us as an issuer and a participant in the relevant markets, as well as indirectly as a result of its impact on our clients.

Switzerland
In Switzerland, the Swiss Exchange, or SWX, issued a Corporate Governance Directive, which has been in force since July 1, 2002 and increased transparency requirements for listed companies. Furthermore, in line with international developments, the SFBC and the SBA have issued or proposed regulations, such as the Research Guidelines, in furtherance of investor protection. Further legislation and regulation in the area of corporate governance and investor protection are presently under consideration.

European Union
As part of the FSAP, the EU adopted or proposed a number of directives designed to improve corporate governance and investor protection. In December 2003, the EU adopted the Prospectus Directive. EU member states are required to implement its provisions by July 1, 2005. The Prospectus Directive sets out the circumstances in which issuers of securities covered by the directive must publish a prospectus, and a related regulation, which applies from July 1, 2005, sets out the requirements for form and content of the prospectus. Moreover, in many instances, the Prospectus Directive will, when implemented, require prospectuses to include financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, or accounting principles that have been deemed to be “equivalent” for these purposes.

A Transparency Obligations Directive is also expected to be adopted in 2004 and to require EU member states to implement its provisions within two years. The directive will establish on-going reporting requirements, including an obligation to publish periodic financial reports, for issuers with securities admitted to trading on a regulated market in the EU. The directive will require, in many instances, financial statements to be prepared in accordance with IFRS or accounting principles that have been deemed to be “equivalent” for these purposes.

In addition, by October 2004, EU member states are required to implement the Market Abuse Directive, which was adopted in 2002. Its primary purpose is to enhance investor confidence in the markets by further harmonizing the rules on insider trading and market manipulation in respect of transactions in securities that are admitted to trading in the EU. The Market Abuse Directive also imposes upon issuers, whose securities are admitted to trading in the EU, certain disclosure obligations with respect to non-public price sensitive information. Implementing measures under the Market Abuse Directive further specify safe harbors for share buy-back and stabilization activities, standards for research reports, the timing of disclosure of price sensitive information, as well as requirements in respect of lists of insiders that must be maintained by issuers and disclosure of management transactions.

United States
In July 2002, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) was signed into law. The Sarbanes-Oxley Act applies directly to all SEC-reporting companies, both domestic and foreign, including us and our indirect subsidiary, Credit Suisse First Boston (USA), Inc. The Sarbanes-Oxley Act and associated SEC rules govern, among other things, corporate governance and management, disclosure requirements, the conduct of an issuer’s auditors and the interactions between the issuer and its auditors. The Sarbanes-Oxley Act also enhanced civil and criminal penalties for violations of the US securities laws. The Sarbanes-Oxley Act has had and will have a significant impact on the corporate governance and management of SEC-registered companies, including us and our subsidiaries.

Property and equipment

Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. At December 31, 2003, we maintained worldwide over 1,000 offices and branches, of which approximately half were located in Switzerland.

As of December 31, 2003, approximately 30% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 66% of which expire after 2008. The book value of the ten largest owned properties was approximately CHF 2.2 billion at December 31, 2003. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2003, the total amount of indebtedness secured by these facilities was not material to us.

We believe our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Additional information

For additional information relating to our principal capital expenditures and divestitures at the present time and for the last three financial years, refer to “Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.”

For a breakdown of our net revenues by geographic market for each of the past three years, refer to note 5 of the notes to the consolidated financial statements.

For selected statistical information relating to our banking and insurance businesses, refer to “Item 5 – Operating and Financial Review and Prospects – Information required by Industry Guide 6 ” and “— Information required by Industry Guide 3.”

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global financial services company engaging in private banking, corporate and retail banking, insurance, investment banking and asset management.

For the year ended December 31, 2003, we managed our operations in two business units: Credit Suisse Financial Services and Credit Suisse First Boston. Credit Suisse Financial Services consisted of four segments: Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance (subsequently renamed Non-Life). Credit Suisse First Boston included two segments: Institutional Securities and CSFB Financial Services (subsequently renamed Wealth & Asset Management). Our consolidated results comprise the results of our six segments and the Corporate Center. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center includes expenses for projects sponsored by the Group as well as consolidation adjustments.

On January 1, 2004, Credit Suisse Group changed its primary accounting standard to US GAAP. For the year ended December 31, 2003, the business was managed on the basis of financial information prepared in accordance with Swiss GAAP. The consolidated results of Credit Suisse Group are discussed below on a US GAAP basis. As required by US GAAP, the segment results are presented and discussed on the basis of the management reporting principles applied in 2003, which were based on Swiss GAAP. For a description of those principles, refer to note 5 of the notes to the consolidated financial statements. Our consolidated results include a discussion of the principal reconciling items between segment reporting under our management reporting basis and the consolidated financial statements prepared in accordance with US GAAP.

In our previously published financial statements for 2003, 2002 and 2001 under Swiss GAAP, certain acquisition-related costs, exceptional items, cumulative effect of accounting changes and minority interests were shown only in the consolidated financial statements and the results for our two business units. For purposes of the 2003 US GAAP financial statements and this discussion, these items have been allocated to the segments to which they relate and, accordingly, we have not presented the separate aggregation of the results of our two business units. Prior period segment results have been reclassified to conform to the current presentation.

Effective July 13, 2004, Credit Suisse Group will be structured along three business lines: investment banking and wealth and asset management under the legal entity Credit Suisse First Boston; financial services, including global private banking and corporate and retail banking in Switzerland, under the legal entity Credit Suisse; and insurance under the legal entity Winterthur. We will continue to report six operating segments. The following discussion and analysis has been prepared on the basis of the segment structure in place for the year ended December 31, 2003, and should be read in conjunction with our consolidated financial statements and the related notes, including in particular note 5 thereof.

Factors affecting results of operations

Our results of operations are affected, to varying degrees, by various factors, including general economic and market conditions, exchange rate fluctuations, competition within the financial services industry, and changes in government policy, legislation and regulation. In addition, acquisitions, dispositions and changes in the structure of our business have affected our results from year to year. For additional information on the various risks affecting the results of our operations, refer to “Item 3 – Key Information – Risk factors.”

Summary

In 2002 and 2003, we focused on efficiency and returning the Group’s core businesses to profitability, maintaining leading positions in key markets and building our client franchise. In 2003, we also made a number of divestitures, most significantly at Winterthur, with the sale of Republic Financial Services in the US, Churchill Insurance Group in the UK and Winterthur’s operations in Italy. We also completed the sale of Pershing, Credit Suisse First Boston’s clearing and execution platform. In 2003, market and economic conditions generally improved from 2002, but remained challenging and very competitive. Net revenues in 2003 increased to CHF 51,506 million, an 8.7% increase compared to 2002, while total operating expenses declined 12.1% from 2002 to CHF 26,242 million for 2003. Our provision for credit losses declined 75.4% in 2003 to CHF 615 million. Our net income increased to CHF 770 million for 2003 from a net loss of CHF 4,448 million for 2002.

In 2002, as with the rest of the global financial services industry, the Group’s performance was negatively affected by the continuation of global economic and political uncertainty and the related weakness of the financial markets. Specific challenges we faced included addressing investment losses in our insurance business, setting aside provisions for regulatory and litigation matters, reducing our exposure to legacy assets and lowering costs. Winterthur also disposed of several insurance operations in 2002. Net revenues in 2002 decreased to CHF 47,386 million, a 21.3% decrease compared to 2001, while total operating expenses declined 20.6% from 2001 to CHF 29,857 million for 2002. Our provision for credit losses increased 49.8% in 2002 to CHF 2,504 million. Our net income declined to a net loss of CHF 4,448 million for 2002 from a net loss of CHF 659 million for 2001.

In 2003, our Credit Suisse Financial Services business unit performed strongly while benefiting from a better global market environment and the implementation of efficiency measures. In 2002, the business unit performed poorly, principally as a result of difficult market conditions and declines in net investment income at our insurance businesses due to substantial other-than-temporary impairments and realized losses relating to our equity portfolio, partially offset by decreased operating expenses. With respect to the segments within the business unit, key developments (on a management reporting basis) included the following:

  Private Banking reported a segment profit of CHF 1,870 million for 2003, a 23.4% increase compared to 2002, primarily as a result of decreased operating expenses relating to our efficiency measures and decreased headcount. In 2002, Private Banking reported a segment profit of CHF 1,516 million, a 32.9% decline compared to 2001, largely as a result of a decline in net interest income due to the low interest rate environment and a decline in net commission and service fee income due to lower transaction volumes.
  Corporate & Retail Banking had a segment profit of CHF 554 million for 2003, a 40.6% increase compared to 2002, resulting primarily from a decrease in other operating expenses due to our implementation of efficiency measures. In 2002, Corporate & Retail Banking had a segment profit of CHF 394 million, a 2.3% increase compared to 2001, principally as a result of decreased personnel expenses.
  Life & Pensions reported a segment profit of CHF 475 million for 2003, a substantial improvement over the segment loss of CHF 1,307 million for 2002. This shift resulted principally from higher investment income, which resulted from better performing investment markets and reduced administration costs, and an after-tax gain from the divestiture of Winterthur Italy. The segment loss reported by Life & Pensions in 2002 represented a substantial decline from a segment profit of CHF 535 million in 2001, and resulted principally from a decline in investment income, largely because the segment recognized substantial other-than-temporary impairments on its equity investment portfolio.
  Insurance had a segment profit of CHF 1,263 million for 2003, a substantial improvement over the segment loss of CHF 783 million for 2002. This shift resulted principally from an after-tax gain from the divestitures in the UK, the US and Italy. The results were also impacted by higher investment income, lower administration costs and an improved underwriting result. The segment loss reported by Insurance in 2002 represented a substantial decline from a segment profit of CHF 506 million in 2001, and resulted principally from a decline in investment income, largely because the segment realized substantial net losses in connection with the sale of equity securities and also recognized substantial other-than-temporary impairments on its remaining equity investment portfolio.
Our Credit Suisse First Boston business unit enjoyed a successful turnaround from a loss in 2002, while focusing on profitability and cost discipline, and also benefited from lower credit provisions as a result of a continued improvement in the credit markets. In 2002, the business unit had performed poorly, principally as a result of difficult market conditions, including a stable low interest rate environment and difficult equity markets, and a net outflow of assets at CSFB Financial Services, partially offset by decreased operating expenses. With respect to the segments within the business unit, key developments (on a management reporting basis) included the following:

  Institutional Securities reported a segment profit of CHF 1,258 million for 2003, a substantial improvement over the segment loss of CHF 1,289 million for 2002, resulting primarily from a significant decline in valuation adjustments, provisions and losses and also from lower personnel costs and other operating expenses, which related to the implementation of our efficiency measures. The segment loss reported by Institutional Securities in 2002 represented a slight improvement from a segment loss of CHF 1,366 million in 2001, due principally to tax benefits, extraordinary income and the cumulative effect of a change in accounting principle relating to deferred tax assets, partially offset by a substantial increase in valuation adjustments, provisions and losses.
  CSFB Financial Services had a segment loss of CHF 84 million for 2003, a significant improvement over the segment loss of CHF 547 million for 2002. This improvement resulted principally from the sale of Pershing and our interest in a Japanese online broker in 2003. The segment loss reported by CSFB Financial Services in 2002 increased versus the segment loss of CHF 117 million in 2001, due principally to an extraordinary loss in 2002 relating to the sale of Pershing.
Given the Group’s return to profitability in 2003, we believe that we are well positioned to compete successfully in our primary markets. While our businesses remain tied to fluctuations and risks in the capital markets, our objectives for the coming year are to improve revenues while maintaining a disciplined approach to costs, to grow our market share and to make further progress toward our goal of sustained profitability.

Credit Suisse Group

Credit Suisse Group is a global financial services company domiciled in Switzerland. In 2003, the activities of Credit Suisse Group were structured into two main business units as described in “Item 4 – Information on the Company.”

The following table shows our consolidated income statement:

Year ended December 31, in CHF m	2003	2002	2001

Interest and dividend income	28,364	32,200	45,961
Interest expense	(16,637)	(21,191)	(35,872)

Net interest income	11,727	11,009	10,089

Commissions and fees	12,948	15,344	18,992
Trading revenues	3,528	3,443	9,728
Realized gains/(losses) from investment securities, net	1,536	(4,207)	(563)
Insurance net premiums earned	21,823	22,307	22,159
Other revenues	(56)	(510)	(231)

Total noninterest revenues	39,779	36,377	50,085

Net revenues	51,506	47,386	60,174

Policyholder benefits, claims and dividends	22,885	19,274	21,756
Provision for credit losses	615	2,504	1,672

Total benefits, claims and credit losses	23,500	21,778	23,428

Insurance underwriting, acquisition and administration expenses	4,542	4,909	5,078
Banking compensation and benefits	11,042	13,495	18,177
Other expenses	9,010	11,421	14,285
Goodwill impairment	1,510	0	0
Restructuring charges	138	32	74

Total operating expenses	26,242	29,857	37,614

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,764	(4,249)	(868)

Income tax expense/(benefit)	(13)	(109)	(206)
Dividends on preferred securities for consolidated entities	133	133	96
Minority interests, net of tax	(31)	(193)	146

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,675	(4,080)	(904)

Income/(loss) from discontinued operations, net of tax	(346)	(447)	122
Extraordinary items, net of tax	7	18	0
Cumulative effect of accounting changes, net of tax	(566)	61	123

Net income/(loss)	770	(4,448)	(659)

Year ended December 31, 2003 compared to year ended December 31, 2002
Credit Suisse Group reported net income of CHF 770 million for the year ended December 31, 2003, compared to a net loss of CHF 4,448 million in 2002. Net income for 2003 reflects a CHF 346 million loss from discontinued operations resulting from various divestitures in 2003, most significantly Churchill Insurance Group in the UK, Republic Financial Services in the US, Winterthur’s operations in Italy and Credit Suisse First Boston’s clearing and execution platform, Pershing.

Net revenues increased CHF 4,120 million, or 8.7%, to CHF 51,506 million in 2003 compared to 2002. This reflects an increase in realized gains/(losses) from investment securities offset partly by a decrease in commissions and fees as a result of lower levels of market activity.

Policyholder benefits, claims and dividends increased CHF 3,611 million, or 18.7%, to CHF 22,885 million in 2003 compared to 2002. This increase was mainly a result of a CHF 4,254 million increase in the provision for future dividends to policyholders which was primarily a result of higher investment income and a change in German tax legislation, offset by a decrease of CHF 643 million in policyholder benefits and claims expenses due to continued selective underwriting and lower natural catastrophes in the non-life business, offset by an increase in death and other benefits incurred in the life business. The changes in German tax law allowed life and health insurance companies to deduct impairments and realized losses on equity for tax purposes. In addition, a retroactive deduction of 80% of all impairments since 2001 was also allowed.

Provision for credit losses decreased CHF 1,889 million, or 75.4%, to CHF 615 million in 2003 reflecting an improved credit environment, loan repayments and loan sales.

Total operating expenses decreased CHF 3,615 million, or 12.1%, in 2003 compared to 2002, mainly reflecting the continued focus on efficiency improvements and the impact of foreign exchange movements. Insurance underwriting, acquisition and administration expenses decreased CHF 367 million, or 7.5%, to CHF 4,542 million mainly as a result of a strict underwriting policy and reduced expenses as well as the continued streamlining of the business portfolio through divestitures. Banking compensation and benefits decreased CHF 2,453 million, or 18.2%, primarily as a result of a decrease in salaries and bonuses due to headcount reductions. Other expenses decreased CHF 2,411 million, or 21.1%, primarily due to a decrease in provisions and losses as a result of lower discretionary expenses and litigation provisions. As a result of the changing environment in the life and pensions business in 2003, the Group identified an excess of the carrying amount of goodwill over its implied fair value, and recorded an impairment charge of CHF 1,510 million. Restructuring charges of CHF 138 million were recorded in 2003, mainly reflecting the reorganization plan within the Life & Pensions and Insurance segments to create a unified management structure.

A cumulative effect of accounting changes, net of tax benefit of CHF 566 million was recorded in 2003 mainly related to the early adoption of Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” and the adoption of Financial Accounting Standards Board Interpretation No. 46. For additional information, see notes 1, 2 and 40 of the notes to the consolidated financial statements.

Income tax increased CHF 96 million from 2002 to a benefit of CHF 13 million in 2003. The increase was a result of a change in German tax laws, enacted in December 2003, allowing for the deductibility of impairments and realized losses on equity, partially offset by a decrease in other non-deductible expenses.

Year ended December 31, 2002 compared to year ended December 31, 2001
The Group reported a net loss of CHF 4,448 million for the year ended December 31, 2002, compared to a net loss of CHF 659 million in 2001, with a decline in both revenues and expenses. The net loss for 2002 reflects a loss of CHF 447 million reported in discontinued operations mainly from the disposal of Pershing LLC.

Net revenues decreased CHF 12,788 million, or 21.3%, in 2002 to CHF 47,386 million, compared to 2001. This decrease reflects lower commissions and fees and trading revenues as a result of the lower levels of market activity and significantly increased realized losses from investment securities.

Policyholder benefits, claims and dividends decreased CHF 2,482 million, or 11.4%, to CHF 19,274 million, compared to 2001. This decrease was mainly a result of a decrease in the provision for future dividends to policyholders reflecting reduced participation rates and the lower investment performance as a result of the decline in the global equity markets.

Provision for credit losses increased CHF 832 million, or 49.8%, in 2002 to CHF 2,504 million primarily due to additional credit provisions related to a change in estimate of the risk of loss inherent in the portfolio of non-impaired loans and commitments and increased reserves related to the non-continuing real estate portfolio.

Total operating expenses decreased CHF 7,757 million, or 20.6%, in 2002 compared to 2001 mainly reflecting continued focus on cost containment. Insurance underwriting, acquisition and administration expenses decreased CHF 169 million, or 3.3%, to CHF 4,909 million mainly reflecting improvements in the claims experience and the implementation of cost saving initiatives. Banking compensation and benefits decreased CHF 4,682 million, or 25.8%, as a result of a decrease in salaries and bonuses primarily due to the impact of reduced headcount and lower incentive compensation. Other expenses decreased CHF 2,864 million, or 20.0%, primarily due to decreases in discretionary expenses, most significantly commission expenses and professional services. Restructuring charges of CHF 32 million were recorded in 2002 related to the insurance business, efforts to refocus on private banking clients and severance payments at Credit Suisse First Boston.

A cumulative effect of accounting changes, net of tax of CHF 61 million was recorded in 2002 in respect of the adoption of SFAS No. 141, “Business Combinations”. For additional information, see notes 2 and 16 of the notes to the consolidated financial statements.

Income tax increased CHF 97 million from 2001 to a benefit of CHF 109 million in 2002. The increase was mainly a result of an increase in non-deductible expenses.

Reconciliation of segment reporting in accordance with management reporting principles to consolidated reporting in accordance with US GAAP
As noted above, effective January 1, 2004, the Group adopted US GAAP as its primary accounting standard, and the Group’s consolidated results are presented in this Form 20-F on a US GAAP basis. US GAAP, however, requires the Group to present its segment results on the basis of the management reporting principles used in 2003, which were based on Swiss GAAP.

The following tables provides a reconciliation of net revenues and net income of the Group’s operating segments and the Corporate Center under the Group’s management reporting principles to the consolidated financial statements prepared in accordance with US GAAP:

	Net revenues 1)				Net income/(loss) 2)

Year ended December 31, in CHF m	2003	2002	2001	2003	2002	2001

Private Banking	5,921	6,071	6,998	1,870	1,516	2,260
Corporate & Retail Banking	3,131	3,147	3,159	554	394	385
Life & Pensions	1,451	1,349	2,503	475	(1,307)	535
Insurance	3,389	1,585	3,236	1,263	(783)	506
Institutional Securities	12,766	14,479	20,097	1,258	(1,289)	(1,366)
CSFB Financial Services	1,524	3,050	3,790	(84)	(547)	(117)
Corporate Center	(88)	(966)	(116)	(275)	(1,202)	(459)

Total segment reporting	28,094	28,715	39,667	5,061	(3,218)	1,744

Adjustments	23,412	18,671	20,507	(4,291)	(1,230)	(2,403)

Credit Suisse Group	51,506	47,386	60,174	770	(4,448)	(659)

1) Corresponds to operating income in the segment income statements.
2) Corresponds to segment results in the segment income statements.

The following discussion describes the significant adjustments to net revenues and net income of the Group’s operating segments and the Corporate Center under the management reporting principles to the consolidated financial statements prepared in accordance with US GAAP.

Net revenue reclassification adjustments
Adjustments to net revenues include various classification differences between operating income at the segment level and net revenues in the consolidated statements of income. The primary reclassifications included in the adjustments to net revenues are discussed below.

Reclassifications relating to the Life & Pensions and Insurance segments include:

  Reclassification of CHF 24.3 billion, CHF 24.2 billion and CHF 25.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively, of policyholder benefits, claims and dividends, which are netted against operating income at the segment level but are presented gross in the consolidated statements of income.
  Reclassification of CHF 1.1 billion, CHF –0.1 billion and CHF –0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, of realized gains/(losses) from divestitures, which are included in operating income at the segment level but are presented as discontinued operations in the consolidated statements of income.
Reclassifications relating to the Institutional Securities segment include expenses related to certain redeemable preferred securities of CHF 0.1 billion, CHF 0.1 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, which are netted against operating income at the segment level but are included in dividends on preferred securities in the consolidated statements of income.

Valuation and income recognition adjustments
The primary valuation and income recognition differences resulting in adjustments between operating income and segment result for segment reporting and net revenues and net income in the consolidated statements of income are discussed below (amounts specified are all before tax).

Accounting for business combination with “Winterthur” Swiss Insurance Company
The Group accounted for the merger of Credit Suisse Group and “Winterthur” Swiss Insurance Company as a pooling of interests under the management reporting principles, whereas in the Group’s consolidated financial statements, this merger was accounted for as a purchase with Credit Suisse Group as the acquiror. Accordingly, for segment reporting (in the Life & Pensions and Insurance segments) the carrying values of assets and liabilities of Winterthur were combined at historical values, whereas for the consolidated financial statements, the initial carrying values of assets and liabilities of Winterthur were recorded at fair value on the acquisition date and goodwill was recorded for the excess of the consideration paid over the fair value of the net assets acquired. The total adjustments to net income attributable to Winterthur purchase accounting were decreases of CHF 3.9 billion, CHF 0.8 billion and CHF 2.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively. The total adjustments to net revenues attributable to Winterthur purchase accounting were decreases of CHF 0.8 billion, CHF 0.9 billion and CHF 2.5 billion for the years ended December 31, 2003, 2002 and 2001, respectively. The goodwill impairment and the goodwill write-off from the Italian insurance operations and Churchill did not impact the management basis.

The following table sets forth details on the purchase accounting adjustments resulting from the business combination with “Winterthur” Swiss Insurance Company:

	Net income/(loss)

Year ended December 31, in CHF m	2003	2002	2001

Investments	(906)	(928)	(2,558)
Life insurance
Deferred policy acquisition costs	251	217	37
Present value of future profits	(331)	(333)	(225)
Technical provisions	47	348	344
Goodwill	(1,509)	(228)	(388)
Retirement benefits	12	5	(5)
Taxation	377	135	698
Discontinued operations	(1,854)	0	0
Other	0	0	21

Total purchase accounting adjustments	(3,913)	(784)	(2,076)

Other business combinations and disposals
Differences in the basis of certain assets and liabilities between management reporting principles and US GAAP result in differences in the carrying amount of goodwill and intangible assets and, accordingly, in realized gains/losses upon disposition of assets and liabilities. Furthermore, under management reporting principles, goodwill and intangibles are amortized over their expected lives, whereas in the Group’s consolidated financial statements, intangible assets with indefinite lives and goodwill for the years ended December 31, 2003 and 2002 are no longer amortized.

Adjustments to net income attributable to business combinations and disposals were increases of CHF 0.8 billion and CHF 0.7 billion in 2003 and 2002, respectively, and a decrease of CHF 0.6 billion in 2001. Adjustments to net revenues attributable to business combinations and disposals (including reclassifications in connection with discontinued operations) were decreases of CHF 5.3 billion, CHF 7.7 billion and CHF 7.8 billion in 2003, 2002 and 2001, respectively.

Insurance liabilities
Adjustments to net income for the year ended December 31, 2003 include a decrease of CHF 0.4 billion, which is primarily a result of the adoption of SOP 03-01 reflected in the consolidated financial statements but not in the segment results. This adoption resulted in a decrease in net revenues of CHF 0.1 billion for the year ended December 31, 2003.

Derivatives
Under management reporting principles, trading derivatives are recorded on the balance sheet at fair value. Realized and unrealized gains and losses from derivatives classified as trading are reported in net trading income. Realized and unrealized gains and losses from derivatives classified as hedging instruments are recognized in income on the same basis as the underlying item being hedged with any difference in fair value recorded in Other Assets or Other Liabilities. Management reporting principles also allow the use of internal derivatives in hedging transactions without requiring that a corresponding trade be executed externally. For purposes of the Group’s consolidated financial statements, all derivatives are recognized as assets or liabilities in the balance sheet at fair value. The recognition of the changes in fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If the derivative instrument qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income. The total adjustments to net income attributable to derivatives, including with respect to accounting for internal derivatives that do not meet hedging criteria were a decrease of CHF 17 million in 2003 and increases of CHF 0.2 billion and CHF 1.0 billion in 2002 and 2001, respectively. The total adjustments to net revenues attributable to derivatives, including with respect to accounting for internal derivatives that do not meet hedging criteria were increases of CHF 0.3 billion, CHF 0.6 billion and CHF 1.2 billion in 2003, 2002 and 2001, respectively.

General provisions
Under management reporting principles, certain valuation and other reserves not permitted under SFAS 5 were recorded in the segment results but are reversed in the Group’s consolidated financial statements in accordance with US GAAP. Such adjustments, among others, include a reserve for general banking risks, restructuring provisions that are economically necessary or legally required and other reserves. In accordance with Swiss banking regulations, the reserve for general banking risks is disclosed as a separate component of shareholders’ equity. Changes to this equity component are disclosed as an extraordinary item in the income statement of the segment to which they relate. These extraordinary items are reversed in the Group’s consolidated financial statements in accordance with US GAAP.

Adjustments to net income include decreases of CHF 0.2 billion, CHF 0.6 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, to reverse the impact of these items included in the segment results. This treatment of provisions resulted in a decrease in net revenues of CHF 0.6 billion for the year ended December 31, 2002, and insignificant adjustments to net revenues for the years ended December 31, 2003 and 2001.

Other
Other valuation and income recognition adjustments to net income include:

  Timing differences for the recognition of gains and losses on investment securities. Related adjustments to net income were decreases of CHF 0.2 billion, CHF 0.2 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Capitalization of certain costs related to the acquisition and development of internal use software in the Group’s consolidated financial statements, which were expensed for management reporting purposes in years prior to 2002. Related adjustments to net income were decreases of CHF 0.2 billion and CHF 0.3 billion and an increase of CHF 0.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Recognition of additional accruals in the consolidated financial statements for defined benefit pension plans which are treated as defined contribution pension plans for management reporting purposes. Related adjustments to net income were increases of CHF 0.3 billion, CHF 0.3 billion and CHF 0.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Elimination of dividend and interest income on own shares and bonds in the consolidated financial statements which are included as investments for management reporting purposes. Related adjustments to net income were decreases of CHF 15 million and CHF 0.3 billion for the years ended December 31, 2003 and 2001, respectively, and an increase of CHF 0.3 billion for the year ended December 31, 2002;
  Elimination of differences in the treatment of transfers of financial assets between the consolidated financial statements and management reporting. Related adjustments to net income were decreases of CHF 15 million, CHF 0.3 billion and CHF 0.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Tax impact, where applicable, of adjustments noted above. Related adjustments to net income were decreases of CHF 0.4 billion, CHF 0.3 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively; and
  Other insignificant adjustments.

Credit Suisse Financial Services

Credit Suisse Financial Services is a leading provider of comprehensive financial services in Europe and other selected markets. Under the main brands Credit Suisse and Winterthur, it offers investment and lending products, and financial advisory services, including insurance and life and pension solutions, for private and corporate clients. For the periods under discussion, Credit Suisse Financial Services was comprised of the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance segments. For information relating to services provided, refer to “Information on the Company – Credit Suisse Financial Services.”

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. It also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers.

Private Banking

Private Banking is one of the world’s largest private banking organizations, with branches in Switzerland and numerous international markets and provides comprehensive wealth management products and services to high-net-worth clients through a network of relationship managers and specialists.

The following table outlines the results of the Private Banking segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Net interest income	1,351	1,374	1,674
Net commission and service fee income	3,847	4,121	4,443
Net trading income	670	515	788
Other ordinary income	53	61	93

Operating income	5,921	6,071	6,998

Personnel expenses	2,193	2,311	2,394
Other operating expenses	1,130	1,370	1,405

Operating expenses	3,323	3,681	3,799

Gross operating profit	2,598	2,390	3,199

Depreciation of non-current assets	218	285	205
Amortization of acquired intangible assets and goodwill	29	110	31
Valuation adjustments, provisions and losses	69	78	55

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	2,282	1,917	2,908

Extraordinary income/(expenses), net	125	44	12
Cumulative effect of change in accounting principle	0	64	0
Taxes	(522)	(494)	(640)

Net profit before minority interests	1,885	1,531	2,280

Minority interests	(15)	(15)	(20)

Segment result	1,870	1,516	2,260

Increased/(decreased) credit-related valuation adjustments 2)	(37)	1	(25)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Increased/(decreased) credit-related valuation adjustments taken at the Group level resulting from the difference between the statistical and actual credit provisions.

The following table shows key information for Private Banking: 1)
Year ended December 31	2003	2002	2001

Cost/income ratio	59.8%	65.3%	57.2%

Average allocated capital in CHF m	2,931	2,507	2,390

Pre-tax margin	40.7%	33.4%	41.7%

Fee income/operating income	65.0%	67.9%	63.5%

Net new assets in CHF bn	17.9	19.1	34.9

Growth in assets under management	9.9%	(10.5%)	2.2%
of which net new assets	3.8%	3.7%	6.9%
of which market movement and structural effects	6.0%	(14.2%)	(6.0%)
of which acquisitions/(divestitures)	–	0.1%	1.3%

Gross margin 2)	121.3 bp	121.5 bp	136.0 bp
of which asset-driven	78.7 bp	81.8 bp	-
of which transaction-driven	38.4 bp	35.0 bp	-
of which other	4.2 bp	4.7 bp	-
Net margin 3)	38.6 bp	30.6 bp	44.3 bp

December 31	2003	2002	2001

Assets under management in CHF bn	511.7	465.7	520.1

Number of employees (full-time equivalents)	11,850	12,967	12,739

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Operating income/average assets under management.
3) Segment result before minority interests/average assets under management.

The following table outlines selected balance sheet data for Private Banking: 1)

December 31, in CHF m	2003	2002	2001

Total assets	178,533	171,126	177,165

Due from customers	32,779	36,164	34,504
Mortgages	26,318	22,935	20,904

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Year ended December 31, 2003 compared to year ended December 31, 2002
Private Banking reported a segment profit of CHF 1,870 million for 2003, up 23.4% compared to 2002. Operating income amounted to CHF 5,921 million, down 2.5% compared to 2002. This decrease in operating income was mainly attributable to lower net commission and service fee income as a result of the lower average asset base in 2003, partially offset by higher net trading income due to increased volumes.

Operating expenses amounted to CHF 3,323 million in 2003, down 9.7% compared to 2002. Personnel expenses decreased 5.1% to CHF 2,193 million, mainly due to decreased headcount. Other operating expenses declined CHF 240 million, or 17.5%, to CHF 1,130 million as a result of efficiency measures. Private Banking recorded a cost/income ratio of 59.8%, down 5.5 percentage points compared with 2002.

Depreciation of non-current assets decreased CHF 67 million, or 23.5%, in 2003, primarily related to lower expenses resulting from the refocusing of the European private banking initiative compared to 2002. Amortization of acquired intangible assets and goodwill decreased CHF 81 million, or 73.6%, in 2003 reflecting the same level as reported in 2001, also mainly related to lower amortization charges resulting from the refocusing of the European private banking initiative and the goodwill write-off on a participation in 2002.

Extraordinary income/(expenses) increased CHF 81 million primarily due to the sale of a minority investment in 2003, which had an impact of CHF 106 million before tax.

Private Banking measures overall performance based on growth in net new assets and gross margin on average assets under management. Both the growth in net new assets of 3.8% as well as the gross margin on average assets under management of 121.3 basis points remained virtually unchanged in 2003 compared to 2002. A key factor influencing Private Banking’s result was the amount of assets under management. At the end of 2003, assets under management were CHF 511.7 billion, up CHF 46.0 billion, or 9.9%, compared to year-end 2002. Assets under management benefited mainly from stronger equity markets, as well as inflows of net new assets, which totaled CHF 17.9 billion in 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001
Private Banking reported a segment profit of CHF 1,516 million for 2002, a decrease of CHF 744 million, or 32.9%, over 2001. Operating income decreased CHF 927 million, or 13.2%, in 2002. Net interest income decreased CHF 300 million, or 17.9%, mainly due to the low interest rate environment. Net commission and service fee income decreased CHF 322 million, or 7.2%, in 2002 principally as a result of lower transaction volume due to investor passivity and reduced asset-based income.

Operating expenses decreased CHF 118 million, or 3.1%, in 2002. Personnel expenses decreased CHF 83 million, or 3.5%, mainly due to headcount reductions and a decline in performance-related bonuses. Other operating expenses declined CHF 35 million, or 2.5%, as a result of cost saving measures.

Depreciation of non-current assets increased CHF 80 million, or 39.0%, primarily as a result of increased capital expenditures related to the European private banking initiative. Amortization of acquired intangible assets and goodwill increased CHF 79 million in 2002 mainly due to the refocusing of the European private banking initiative, as well as the write-off of goodwill on a participation.

Valuation adjustments, provisions and losses increased CHF 23 million, or 41.8%, in 2002. This increase was principally the result of higher legal and credit provisions.

Extraordinary income/(expenses), net increased CHF 32 million in 2002. This was primarily related to a realized gain on the sale of a participation of CHF 29 million.

Growth in net new assets decreased 3.2 percentage points to 3.7% and gross margin on average assets under management decreased 14.5 basis points to 121.5 basis points in 2002. Assets under management decreased CHF 54.4 billion, or 10.5%, as of December 31, 2002. Of this decrease, CHF 73.9 billion was attributable to market movements and structural effects. The decrease was partially offset by an increase in net new assets of CHF 19.1 billion and acquisitions of CHF 0.4 billion.

Corporate & Retail Banking

Corporate & Retail Banking serves both corporate and retail clients through a multi-channel approach, with a focus on Switzerland.

The following table outlines the result of the Corporate & Retail Banking segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Net interest income	2,070	2,142	2,212
Net commission and service fee income	661	693	654
Net trading income	305	273	262
Other ordinary income	95	39	31

Operating income	3,131	3,147	3,159

Personnel expenses	1,242	1,250	1,324
Other operating expenses	755	943	902

Operating expenses	1,997	2,193	2,226

Gross operating profit	1,134	954	933

Depreciation of non-current assets	106	108	100
Amortization of acquired intangible assets and goodwill	11	23	12
Valuation adjustments, provisions and losses	305	312	328

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	712	511	493

Extraordinary income/(expenses), net	2	4	13
Cumulative effect of change in accounting principle	1	2	0
Taxes	(158)	(122)	(120)

Net profit before minority interests	557	395	386

Minority interests	(3)	(1)	(1)

Segment result	554	394	385

Increased/(decreased) credit-related valuation adjustments 2)	119	119	47

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Increased/(decreased) credit-related valuation adjustments taken at the Group level resulting from the difference between the statistical and actual credit provisions.

The following table shows key information for Corporate & Retail Banking: 1)

Year ended December 31	2003	2002	2001

Cost/income ratio	67.2%	73.1%	73.6%

Return on average allocated capital	11.4%	7.8%	7.9%
Average allocated capital in CHF m	4,880	5,036	4,892

Pre-tax margin	22.8%	16.4%	16.0%

Personnel expenses/operating income	39.7%	39.7%	41.9%

Net interest margin	212 bp	215 bp	–	2)

Loan growth	(1.3%)	(1.0%)	–	2)

Net new assets in CHF bn	(1.4)	(3.6)	2.1

December 31	2003	2002	2001

Deposit/loan ratio	67.3%	64.2%	67.0%

Assets under management in CHF bn	70.0	70.3	82.6

Number of employees (full-time equivalents)	8,479	9,281	9,654

Number of branches	214	223	227

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Net interest margin and loan growth as previously reported were 226 bp and –1.4%, respectively. Due to the realignment, these numbers are not comparable to subsequent periods.

The following table outlines selected balance sheet data for Corporate & Retail Banking: 1)

December 31, in CHF m	2003	2002	2001

Total assets	96,252	94,757	100,613

Due from customers	24,396	28,048	30,732
Mortgages	59,688	57,165	55,383

Due to customers in savings and investment deposits	28,590	27,081	26,964
Due to customers, other	28,034	27,611	30,731

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Year ended December 31, 2003 compared to year ended December 31, 2002
Corporate & Retail Banking reported a segment profit of CHF 554 million, an increase of CHF 160 million, or 40.6%, compared with 2002, primarily as a result of decreased operating expenses.

Operating income in 2003 was CHF 3,131 million, almost unchanged compared to 2002. An increase in net trading income resulting from increased client trading activity was offset by lower net commission and service fee income, primarily as a result of the lower average asset base and lower transaction volumes.

Operating expenses declined to CHF 1,997 million in 2003, down 8.9% compared with the previous year. Personnel expenses remained stable, whereas other operating expenses declined 19.9% compared to 2002, to CHF 755 million, as a result of cost reductions.

Actual net credit-related valuation allowances and provisions amounted to CHF 398 million for 2003, CHF 119 million above the statistical credit-related valuation adjustments. This deviation was due to one major default in the corporate credit business in Switzerland, which was partly offset by the release of valuation allowances in the recovery portfolio no longer required.

Corporate & Retail Banking recorded a net asset outflow of CHF 1.4 billion in 2003 compared to a net asset outflow of CHF 3.6 billion in 2002. This net asset outflow was attributable to shifts from time deposit accounts of corporate clients to transaction accounts that do not qualify as assets under management. Assets under management amounted to CHF 70.0 billion as of year-end 2003, down CHF 0.3 billion compared to year-end 2002.

Corporate & Retail Banking measures overall performance based on return on average allocated capital, which increased from 7.8% in 2002 to 11.4% in 2003. The segment’s second key performance indicator – its cost/income ratio – improved to 67.2% for 2003, a decrease of 5.9 percentage points compared to 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001
The Corporate & Retail Banking segment reported a segment profit of CHF 394 million, an increase of CHF 9 million, or 2.3%, from 2001, primarily as a result of decreased personnel expenses.

Operating income decreased CHF 12 million, or 0.4%, in 2002. Net interest income decreased CHF 70 million, or 3.2%, in 2002, primarily as a result of the negative impact of the lower interest rate environment. Net commission and service fee income increased CHF 39 million, or 6.0%, in 2002, mainly due to increased transaction prices and account-based services.

Total operating expenses decreased CHF 33 million, or 1.5%, in 2002. Personnel expenses decreased CHF 74 million, or 5.6%, primarily due to a reduced headcount. This amount was partially offset by an increase in other operating expenses of CHF 41 million, or 4.5%, due to increased expenses for information technology projects and marketing.

Valuation adjustments, provisions and losses based on statistically expected losses decreased CHF 16 million, or 4.9%, in 2002. Actual credit provisions were CHF 119 million above the statistical valuation adjustment due to anticipated liquidation of certain credit positions. However, the risk profile of the credit portfolio improved in 2002 as a result of a continued focus on credit risk management.

Assets under management decreased CHF 12.3 billion, or 14.9%, in 2002. Net asset outflows accounted for CHF 3.6 billion of the overall decrease. The outflow of assets was mainly attributable to volatility in the account balances of corporate clients.

Corporate & Retail Banking measures overall performance based on the return on average allocated capital. The return on average allocated capital decreased from 7.9% in 2001 to 7.8% in 2002. The segment’s cost/income ratio improved slightly to 73.1% for 2002, a decrease of 0.5 percentage points compared to 2001.

Life & Pensions

Life & Pensions provides life and pension products for private and corporate clients through multiple distribution channels.

The following table outlines the result of the Life & Pensions segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Gross premiums written	17,273	19,019	17,413
Reinsurance ceded	(87)	(40)	(210)

Net premiums written	17,186	18,979	17,203

Change in provision for unearned premiums	(1)	(4)	(15)

Net premiums earned	17,185	18,975	17,188

Death and other benefits incurred	(16,243)	(14,692)	(12,167)
Change in provision for future policyholder benefits (technical)	(2,486)	(5,750)	(6,572)
Change in provision for future policyholder benefits (separate account) 2)	(1,718)	1,730	1,115
Dividends to policyholders incurred, net	(1,661)	1,758	(287)
Policy acquisition costs (including change in DAC/PVFP)	(854)	(716)	(556)
Administration costs	(1,119)	(1,463)	(1,312)
Investment income general account	5,351	1,438	4,766
Investment income separate account 2)	1,718	(1,730)	(1,115)
Interest received and paid	(117)	(92)	(139)
Interest on bonuses credited to policyholders	(155)	(146)	(135)
Other income/(expenses), net	(142)	74	(53)
Amortization of acquired intangible assets and goodwill	(30)	(29)	(43)

Net profit/(loss) before cumulative effect of change in accounting principle and taxes	(271)	(643)	690

Cumulative effect of change in accounting principle	0	72	0
Taxes	719	(786)	(153)

Net profit/(loss) before minority interests	448	(1,357)	537

Minority interests	27	50	(2)

Segment result	475	(1,307)	535

1) The presentation of segment results differs from the presentation of the banking segments as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

The following table shows key information for Life & Pensions: 1)

Year ended December 31	2003	2002	2001

Expense ratio 1)	11.4%	11.5%	10.7%

Growth in gross premiums written	(9.2%)	9.2%	12.7%

Return on invested assets (excluding separate account business)
Current income	4.1%	3.9%	4.3%
Realized gains/losses and other income/expenses	1.1%	(2.5%)	0.5%
Total return on invested assets 2)	5.2%	1.4%	4.8%

Net new assets in CHF bn 3)	0.0	3.4	5.0

Total sales in CHF m 4)	20,454	22,790	22,505

December 31	2003	2002	2001

Assets under management in CHF bn 5)	113.3	110.8	115.2

Technical provisions in CHF m	107,929	105,939	108,326

Number of employees (full-time equivalents)	7,193	7,815	7,755

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

The following table outlines Life & Pensions’ breakdown of gross premiums written by market unit:

Year ended December 31, in CHF m	2003	2002	1)	2001

Switzerland	8,482	9,719		8,340
Germany	2,677	2,861		2,815
United Kingdom	2,355	2,338		2,088
Rest of Europe and Overseas	3,759	4,101		4,170

Gross premiums written	17,273	19,019		17,413

1) Certain reclassifications have been made to conform to the current presentation.

Year ended December 31, 2003 compared to year ended December 31, 2002
Life & Pensions reported a segment profit of CHF 475 million in 2003, compared with a segment loss of CHF 1,307 million in 2002. The CHF 1,782 million increase was primarily due to higher investment income, which resulted from better performing investment markets and reduced administration costs. In addition, the segment profit for 2003 includes an after-tax gain of CHF 57 million from the divestiture of Winterthur Italy.

In 2003, Life & Pensions’ gross premiums written declined by CHF 1,746 million, or 9.2%, compared to 2002. Adjusted for divestitures and exchange rate impacts, gross premiums written decreased CHF 496 million, or 2.9%. The decline in reported premium volumes was due to large increases in single premiums during 2002 and lower customer demand for individual life products as a result of adapting the business to market conditions in 2003.

Death and other benefits incurred increased CHF 1,551 million, or 10.6%, in 2003. In the Swiss market unit, death and other benefits incurred increased CHF 156 million, or 1.6%, in 2003. This increase was predominantly due to surrenders related to the announcement of the new employee benefit model, and higher disability claims. In addition, approximately CHF 600 million of surrenders in the individual life business resulted from the maturity of policies underwritten in 1998 before the introduction of stamp tax. In the German market unit, death and other benefits incurred increased CHF 1,157 million, or 72.8%, in 2003, driven by the cancellation of a significant group contract and the maturity of tax advantaged policies written in earlier years.

Change in provision for future policyholder benefits (technical) decreased CHF 3,264 million, or 56.8%, in 2003 compared to 2002, in line with the development of net premiums earned and benefits paid.

Dividends to policyholders incurred, net, increased CHF 3,419 million in 2003 compared to 2002. Dividends paid to policyholders decreased CHF 364 million, or 30.5%, as a result of reduced participation rates in 2002, primarily in Switzerland and Germany. This decrease was offset by an increase in the provision for future dividends to policyholders of CHF 3,783 million, due to higher investment results, the impact of German tax law changes and a refinement of the calculation methodology of the deferred bonus reserve.

Policy acquisition costs (including the change in deferred policy acquisition costs (DAC)/present value of future profits (PVFP)) increased CHF 138 million, or 19.3%, in 2003. In the German market unit, policy acquisition costs increased CHF 103 million due to additional write-downs of DAC and PVFP and higher commissions. The Swiss market unit had higher DAC amortization due to lower expectations for long-term investment returns.

Administration costs decreased CHF 344 million, or 23.5%, in 2003. This improvement was mainly due to ongoing efficiency measures and the impact of one-time expenses in 2002 relating to information technology.

The expense ratio improved only marginally by 0.1 percentage point to 11.4% in 2003, from 11.5% in 2002, due to lower gross premiums written of CHF 1,746 million and lower administration costs of CHF 344 million, partly offset by an increase in policy acquisition costs of CHF 138 million.

Investment income general account increased CHF 3,913 million in 2003 compared to 2002. This increase was primarily due to the significant decrease of other-than-temporary impairments as a result of improvements in the equity market and a reduced equity position.

Other income/(expenses), net, decreased CHF 216 million from income of CHF 74 million in 2002 to an expense of CHF 142 million in 2003. In 2003, other expenses included software write-downs, restructuring costs and a foreign exchange loss.

In 2003, Winterthur announced the introduction of its new model for the regulated Swiss employee benefit scheme, which became effective January 1, 2004. This model, which has become known as the “Winterthur Model”, adapted the regulated employee benefit insurance system in Switzerland to reflect current economic realities, particularly low investment yields, as well as developments in terms of life expectancy by changing the contractual relationships between the insurer and the insured. Although the Life & Pensions segment remains exposed to the volatility of the financial markets due to the nature of its business, the implementation of the new employee benefit model should partially mitigate the impact of market volatility by providing more flexibility in the way policyholder bonuses are set.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quote). This legislation impacts the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

Year ended December 31, 2002 compared to year ended December 31, 2001
Life & Pensions reported a segment loss of CHF 1,307 million in 2002, compared with a segment profit of CHF 535 million in 2001. The CHF 1,842 million decrease was due in part to a CHF 3,328 million, or 69.8%, decline in investment income general account. After adjustment for provision for future dividends to policyholders, deferred policy acquisition costs and taxes, the decline in investment income negatively impacted the segment result by CHF 1,591 million. Also in 2002, Life & Pensions finalized the divestiture of its Paris-based and Austrian operations and acquired the business of Premier Life Ltd., Luxembourg and the portfolio of Premier Life Ltd., Bermuda.

Despite the unfavorable economic environment, Life & Pensions experienced growth in gross premiums written of CHF 1,606 million, or 9.2%, in 2002. Adjusted for acquisitions, divestitures and exchange rate impacts, gross premiums written increased CHF 1,718 million, or 10.4%. Premium growth was achieved due to strong performance in almost all core markets and the launch of new products throughout the year.

Death and other benefits incurred increased CHF 2,525 million, or 20.8%, in 2002. Adjusted for the impact of acquisitions and divestitures, death and other benefits incurred increased CHF 2,877 million, or 24.4%. In Switzerland, an increase of CHF 2,868 million, or 40.5%, was mainly due to high surrenders and other benefits paid in group life, primarily due to selective underwriting and renewals. In addition, increased disability benefits paid and strengthened disability claim reserves reflected the economic environment and the changed assumptions of future long-term investment returns. The remaining increase was mainly due to higher surrenders and maturities in most other markets.

Change in provision for future policyholder benefits (technical) decreased CHF 822 million, or 12.5%, in 2002 compared to 2001, in line with the development of net premiums earned and benefits paid.

Dividends to policyholders incurred, net, changed by CHF 2,045 million from an expense of CHF 287 million in 2001 to income of CHF 1,758 million in 2002. The dividends paid to policyholders decreased CHF 256 million, or 17.7%, compared with 2001, reflecting the reduced participation rates, primarily in Switzerland and Germany. However, the change in provision for future dividends to policyholders resulted in income of CHF 1,789 million, primarily in countries with legal or contractual terms for which the allocation to provision for future dividends to policyholders is directly linked to the underlying investment result. The primary impact was in Germany with an increase of CHF 2,139 million from income of CHF 278 million in 2001 to income of CHF 2,417 million in 2002, due to the negative performance of the investment income.

Policy acquisition costs (including the change in DAC/PVFP) increased CHF 160 million, or 28.8%, in 2002, primarily due to additional write-downs of DAC of CHF 204 million in Switzerland, Germany, Spain and Italy and of PVFP of CHF 88 million in the United Kingdom, Germany and Japan. These write-downs reflected the reduced expectations of future investment returns.

Administration costs increased CHF 151 million, or 11.5%, in 2002. Adjusted for the impact of acquisitions and divestitures, administration costs increased CHF 198 million. This was primarily due to additional software write-downs in Switzerland and Central and Eastern Europe and other items.

Investment income general account decreased CHF 3,328 million, or 69.8%, in 2002. Adjusted for the impact of acquisitions and divestitures, investment income general account decreased CHF 3,204 million, or 69.0%. As a result of the significant decline in the global equity markets, Life & Pensions recognized CHF 2,971 million of other-than-temporary impairments on the equity investment portfolio.

Other income/(expenses) increased CHF 127 million from an expense of CHF 53 million in 2001 to income of CHF 74 million in 2002. This amount included a realized gain on the sale of the Paris-based branch and a gain on foreign exchange of CHF 28 million in 2002 compared to a loss of CHF 45 million in 2001.

The accounting principle to allow for the recognition of deferred tax assets on net operating loss carry-forwards was adopted in 2002. As a result of this change, a positive cumulative effect of CHF 72 million was recognized in 2002.

Insurance

Insurance provides non-life insurance to private and small and medium-sized corporate customers through a range of distribution channels.

The following table outlines the result of the Insurance segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Gross premiums written	16,212	18,391	18,412
Reinsurance ceded	(939)	(1,150)	(1,572)

Net premiums written	15,273	17,241	16,840

Change in provision for unearned premiums and in provision for future policyholder benefits (health care business)	(703)	(1,538)	(1,833)

Net premiums earned	14,570	15,703	15,007

Claims and annuities incurred, net	(10,646)	(11,749)	(11,509)
Dividends to policyholders incurred, net	(499)	106	(311)
Policy acquisition costs (including change in DAC/PVFP)	(2,433)	(2,529)	(2,391)
Administration costs	(1,633)	(1,959)	(1,944)

Underwriting result, net	(641)	(428)	(1,148)

Net investment income	1,240	(10)	2,217
Interest received and paid	(156)	(106)	(98)
Other income/(expenses), net	809	(349)	(165)
Amortization of acquired intangible assets and goodwill	(32)	(36)	(30)

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	1,220	(929)	776

Cumulative effect of change in accounting principle	0	128	0
Taxes	38	(99)	(224)

Net profit/(loss) before minority interests	1,258	(900)	552

Minority interests	5	117	(46)

Segment result	1,263	(783)	506

1) The presentation of segment results differs from the presentation of the banking segments as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry.

The following table shows key information for Insurance:

Year ended December 31	2003	2002	2001

Combined ratio (excluding dividends to policyholders)	101.0%	103.4%	105.6%

Claims ratio 1)	73.1%	74.8%	76.7%

Expense ratio 2)	27.9%	28.6%	28.9%

Return on invested assets (excluding separate account business)
Current income	3.9%	4.2%	4.6%
Realized gains/losses and other income/expenses	(0.1%)	(4.3%)	2.3%
Total return on invested assets 3)	3.8%	(0.1%)	6.9%

December 31	2003	2002	2001

Assets under management in CHF bn	25.8	30.7	30.5

Technical provisions in CHF m	22,196	28,745	27,738

Number of employees (full-time equivalents)	13,673	24,315	22,197

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

The following table outlines Insurance’s breakdown of gross premiums written by market unit:

Year ended December 31, in CHF m	2003	2002	1)	2001	1)

Switzerland	3,197	2,925		2,736
Germany	2,657	2,523		2,497
United Kingdom	3,416	5,001		3,758
Rest of Europe and Overseas	6,942	7,942		9,421

Gross premiums written	16,212	18,391		18,412

1) Certain reclassifications have been made to conform to the current presentation.

Year ended December 31, 2003 compared to year ended December 31, 2002
Insurance reported a segment profit of CHF 1,263 million in 2003 compared with a segment loss of CHF 783 million in 2002. The CHF 2,046 million increase was primarily due to a gain of CHF 1.7 billion arising from divestitures, partially offset by provisions related to the sales in the amount of CHF 451 million and certain provisions related to the current and former international business portfolio in the amount of CHF 444 million. The result was also impacted by a significant improvement in investment income, lower administration costs and the positive development of the underwriting result before dividends to policyholders incurred, mainly due to tariff increases.

Insurance measures underwriting performance based on the combined ratio. In 2003, the combined ratio improved by 2.4 percentage points to 101.0%. The ratio mainly benefited from the continued implementation of tariff increases across all major markets, a strict underwriting policy, reduced expenses and the continued streamlining of the business portfolio through divestitures. In addition, a lower level of losses resulting from natural catastrophes was reported in 2003.

In 2003, the Insurance segment’s gross premiums written decreased CHF 2,179 million, or 11.8%, mainly due to impact of divestitures. Adjusted for divestitures and exchange rate impacts, gross premiums written increased CHF 521 million, or 5%, due to tariff increases and organic growth.

Change in provision for unearned premiums and in provision for future policyholder benefits (health) decreased CHF 835 million, or 54.3%, in 2003 compared to 2002 as a result of lower net premiums written and a higher amount of policies with an inception date in the first half of the year.

Net claims and annuities incurred decreased CHF 1,103 million, or 9.4%, in 2003, mainly due to continued selective underwriting and lower losses from natural catastrophes. Combined with tariff increases, this led to a claims ratio improvement of 1.7 percentage points to 73.1% in 2003 from 74.8% in 2002. This development was mainly a result of the improved non-motor claims ratio, which decreased by 8.0 percentage points to 62.5% in 2003 from 70.5% in 2002 due to fewer large European claims. Dividends to policyholders incurred, net, increased CHF 605 million from income of CHF 106 million in 2002 to an expense of CHF 499 million in 2003, mostly arising from the German market unit. The increase was due to higher investment results, the impact of German tax law changes and a refinement of the calculation methodology of the deferred bonus reserve.

Policy acquisition costs (including the change in DAC/PVFP) decreased CHF 96 million, or 3.8% in 2003. The expense ratio improved to 27.9% in 2003, down 0.7 percentage points compared to 2002 primarily as a result of lower administration costs relative to net premiums earned.

Net investment income increased CHF 1,250 million in 2003. This increase was mainly attributable to the significant decrease in impairments and lower realized losses due to improved market conditions.

Other income/(expenses), net, increased CHF 1,158 million from an expense of CHF 349 million in 2002 to income of CHF 809 million in 2003. This increase was primarily due to a gain of CHF 1.7 billion arising from divestitures, partially offset by provisions related to the sales in the amount of CHF 451 million and certain provisions related to the current and former international business portfolio in the amount of CHF 348 million. In addition, exchange rate variations resulted in a net currency gain and restructuring expenses were recognized in 2003, reflecting the reorganization plan across all market units.

Year ended December 31, 2002 compared to year ended December 31, 2001
Insurance reported a segment loss of CHF 783 million in 2002 compared with a segment profit of CHF 506 million in 2001. This decrease was primarily the result of other-than-temporary impairments on investments and the realization of losses from reducing the equity exposure of the investment portfolio. In 2002, Insurance finalized the divestitures of the Paris-based and Austrian operations. In 2001, Insurance acquired the non-life insurance operations of CGU in Belgium and entered into a strategic alliance with AMP Pearl and entered into an alliance with Prudential plc to underwrite and administer branded general insurance business in the United Kingdom. Also in 2001, Insurance sold Winterthur International to XL Capital Ltd.

The net underwriting result improved CHF 720 million, or 62.7%, in 2002, reflecting continuing improvements in the claims experience and the implementation of cost saving initiatives as well as a reduction in dividends to policyholders as a direct result of the realization of investment losses in 2002.

At December 31, 2002, the combined ratio was 103.4%, an improvement of 2.2 percentage points compared to 2001, benefiting from an improved claims ratio and the implementation of cost saving initiatives.

Gross premiums written decreased CHF 21 million in 2002. Excluding the effect of the acquisitions and divestitures discussed above and exchange rate impacts, gross premiums written increased CHF 1,466 million, or 9.5%, mainly attributable to an increase in tariff rates. The sale of Winterthur International and the combined sales of the Paris-based and Austrian operations led to a reduction in gross premiums of CHF 2,072 million. These reductions were in part offset by increases in premiums of CHF 830 million from the strategic alliance with Prudential plc and approximately CHF 230 million from the acquisition of CGU in Belgium.

Change in provision for unearned premiums and in provision for future policyholder benefits (health) decreased CHF 295 million, or 16.1%, in 2002 compared to 2001 as a result of a different mix of contract inception dates and reinsurance ceded.

Claims and annuities incurred, net increased CHF 240 million, or 2.1%, in 2002 principally as a result of business growth. However, net premiums earned increased at a higher rate than claims, which led to an improvement in the claims ratio from 76.7% in 2001 to 74.8% in 2002. The greatest improvement was reported in North America due to the one-time reserve strengthening of accident and health business in 2001, reduced catastrophe losses, tariff increases and a reduction in the number of claims.

Dividends to policyholders incurred, net decreased CHF 417 million, or 134.1%, to income of CHF 106 million in 2002. This decrease was mainly due to the decline in the global equity markets, which resulted in the realization of losses on investments through either sale or other-than-temporary impairments. These losses directly affected the amount of dividends payable to policyholders and led to a reversal of the provision for future dividends to policyholders in the German health business, where the amount of dividends to policyholders incurred was income of CHF 209 million in 2002 compared to an expense of CHF 193 million in 2001.

Policy acquisition costs (including the change in DAC/PVFP) increased CHF 138 million, or 5.8%, in 2002, mainly as a result of growth in business with our alliance partners in the United Kingdom. Overall, the expense ratio improved from 28.9% in 2001 to 28.6% in 2002 due to premium growth and as a result of the aforementioned factors, with the businesses in Germany, Spain, Switzerland and North America contributing the most to this improvement.

Net investment income decreased CHF 2,227 million in 2002 to a loss of CHF 10 million. The result reflected the recognition of CHF 891 million of impairments on investment securities for other-than-temporary decline in the market value below the cost value, primarily as a result of the decline in the global equity markets, compared to CHF 130 million in 2001. In addition, in 2002, Insurance sold a significant portfolio of equity securities in an effort to minimize exposure to further declines in the equity markets, which resulted in an increase in realized net losses of CHF 1,232 million.

Other income/(expenses), net, decreased CHF 184 million, or 111.5%, to an expense of CHF 349 million in 2002. The sale of Winterthur International and the Paris-based operations resulted in a loss of CHF 141 million and CHF 35 million, respectively. Also, restructuring expenses, primarily in Italy, Spain and Bermuda, were recognized in 2002 and exchange rate fluctuations resulted in a net currency loss.

Investments for Life & Pensions and Insurance

The following table illustrates the net investment income by investment type and investment return:

Yearr ended December 31, in CHF m	2003	2002	2001

Investment income	5,375	5,096	5,607
Realized gains and losses	1,730	(3,183)	1,876
Depreciation on real estate	(152)	(153)	(153)
Investment expenses	(362)	(332)	(348)

Net investment income, general account	6,591	1,428	6,982

Investment income, separate account 1)	1,718	(1,730)	(1,114)

Net investment income	8,309	(302)	5,868

of which Life & Pensions	7,069	(292)	3,651
of which Insurance	1,240	(10)	2,217

Return on invested assets (exluding separate account business):
Current income	4.1%	4.0%	4.4%
Other than current income/(expenses), net	0.8%	(2.9%)	1.0%
Total 2)	4.9%	1.1%	5.4%

1) Includes investment income/(loss) and realized gains and losses on separate account business.
2) Total investment return includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

The following table shows a breakdown of Life & Pensions’ and Insurance’s investment portfolio:

December 31, in CHF bn	2003	2002	2001

Debt securities	79.9	76.9	68.4
Equity securities	5.6	9.1	22.6
Mortgage loans	11.1	10.2	9.8
Loans	4.4	4.3	4.6
Real estate	7.2	7.4	7.5
Other investments	5.0	7.1	3.8

Investments, general account	113.2	115.0	116.7

Investments, separate account 1)	14.4	11.6	12.2

Investments	127.6	126.6	128.9

of which Life & Pensions	104.8	99.0	101.3
of which Insurance	22.8	27.6	27.6

1) Amounts exclude separate account business of SLC Pooled Pensions Limited.

Investment portfolios are managed within a defined process and set of guidelines in order to meet diversification, credit quality, yield and liquidity requirements of policy liabilities. Investments include debt instruments, such as government bonds, loans and mortgage loans, real estate, equities and alternative assets. The weighting of asset classes within the investment portfolios is determined by the Investment Committee, which meets regularly.

Net investment income from the general account increased CHF 5,163 million in 2003. This increase in net investment income was primarily due to the CHF 4,913 million increase in net realized gains and losses to CHF 1,730 million impacted mainly by a significant decline in other-than-temporary impairments, which decreased from CHF 3,887 million in 2002 to CHF 607 million in 2003. This was mainly due to the reduced equity position. The strategy to reduce equity exposure to further declines in equity markets began in 2002 and continued in 2003.

Net realized gains and losses also increased due to realizations on the sale of sovereign bonds and the purchase of corporate bonds. Exchange gains realized on fixed income securities and higher returns on corporate bonds also contributed positively to the improved 2003 investment result. In the latter part of 2003 a significant portion of the net realized gain resulted from the sale of real estate.
Investment income from separate account increased CHF 3,448 million in 2003 mainly due to the improved financial markets.

Overall, equity securities decreased CHF 3.1 billion in 2003, excluding the impact related to divestitures of CHF 0.4 billion. As a consequence of the equity securities sales, the proportion of investments held in equities decreased to 4.9% as of December 31, 2003, from 7.9% as of December 31, 2002. Excluding the impact related to divestitures of CHF 9.9 billion, debt securities (in the general account) increased CHF 12.8 billion, or 19.1%, in 2003.

Credit Suisse First Boston

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients in its role as a financial intermediary. Credit Suisse First Boston’s businesses include securities underwriting, sales and trading, financial advisory services, lending, investment research, private equity investments, brokerage services and asset management products and services. For the periods under discussion, Credit Suisse First Boston was comprised of the operations of the Institutional Securities segment and the CSFB Financial Services segment. For information relating to services provided by Credit Suisse First Boston and a reorganization of operations effective January 1, 2004, refer to “Item 4 – Information on the Company – Credit Suisse First Boston.” The following discussion and analysis has been prepared on the basis of the segment structure in place for the year ended December 31, 2003.

Although the amounts for Credit Suisse First Boston and its segments are presented in Swiss francs, the US dollar is Credit Suisse First Boston’s functional currency. The depreciation of the US dollar against the Swiss franc in 2003 had a negative effect on Credit Suisse First Boston’s 2003 results when translated into Swiss francs.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. In 2003, it also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers.

Institutional Securities

The Institutional Securities segment of Credit Suisse First Boston provides securities underwriting, financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally. Although reorganized with effect from January 1, 2004, for the periods discussed below Institutional Securities was operated and managed through three divisions:

  Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
  Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
  Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.
Operating income for the Institutional Securities segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities, commissions on customer transactions and gains and losses on private equity investments. The results of certain non-continuing legacy activities are recorded within Other.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions, and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions. In 2002 and 2003, corporate derivatives income was shared among the Investment Banking, Fixed Income and Equity divisions based upon client relationships. Income from corporate lending is shared among the Investment Banking, Fixed Income and Equity divisions.

Beginning in 2002, a portion of the Fixed Income division’s fund-linked product revenue was attributed to the Equity division, and beginning in 2003, certain fund-linked product revenues were shared between the Fixed Income division of the Institutional Securities segment and the Credit Suisse Asset Management business of the CSFB Financial Services segment.

In 2003, certain legacy private equity investments, including investments in mature third-party leverage buyout funds reported in the Investment Banking division, were transferred to Other. The operating income of the Investment Banking and Other divisions were reclassified for all periods presented. These assets were managed together with the pre-existing non-continuing portfolios held for disposition and reported in Other.

The following table outlines the result of the Institutional Securities segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Fixed Income	6,183	6,525	9,409
Equity	3,516	4,379	6,299
Investment Banking	3,346	4,899	5,100
Other	(279)	(1,324)	(711)

Operating income	12,766	14,479	20,097

Personnel expenses	6,885	8,742	13,201
Other operating expenses	2,999	3,690	5,007

Operating expenses	9,884	12,432	18,208

Gross operating profit	2,882	2,047	1,889

Depreciation of non-current assets	514	609	779
Amortization of acquired intangible assets and goodwill	669	766	825
Valuation adjustments, provisions and losses	363	3,579	1,859

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,336	(2,907)	(1,574)

Extraordinary income/(expenses), net	34	379	(1)
Cumulative effect of change in accounting principle	318	246	0
Taxes	(430)	993	210

Net profit/(loss) before minority interests	1,258	(1,289)	(1,365)

Minority interests	0	0	(1)

Segment result	1,258	(1,289)	(1,366)

Increased/(decreased) credit-related valuation adjustments 2)	–	–	194

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Increased/(decreased) credit-related valuation adjustments taken at the Group level resulting from the difference between the statistical and actual credit provisions.

The following table shows key information for Institutional Securities: 1)

Year ended December 31	2003	2002	2001

Cost/income ratio	81.5%	90.1%	94.5%

Average allocated capital in CHF m	11,410	13,706	14,040

Pre-tax margin	13.2%	(15.8%)	(7.8%)

Personnel expenses/operating income	53.9%	60.4%	65.7%

December 31	2003	2002	2001

Number of employees (full-time equivalents)	15,739	16,018	18,557

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

The following table outlines selected balance sheet data for Institutional Securities: 1)

December 31, in CHF m	2003	2002	2001

Total assets	588,783	573,628	626,065

Total assets in USD m	476,477	412,623	364,992

Due from banks	194,817	193,944	194,943
of which securities lending and reverse repurchase agreements	143,196	152,221	156,616
Due from customers	113,823	114,191	114,034
of which securities lending and reverse repurchase agreements	62,252	56,851	55,833
Mortgages	12,234	14,825	16,348
Securities and precious metals trading portfolios	186,130	157,320	196,092

Due to banks	292,550	281,510	322,063
of which securities borrowing and repurchase agreements	104,855	112,733	128,148
Due to customers, other	111,844	109,980	108,448
of which securities borrowing and repurchase agreements	71,843	66,864	62,114

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

The following table shows details of selected active private equity investment data:

Year ended December 31, in CHF m	2003	2002	2001

Net gains (realized and unrealized gains/losses) in CHF m	173	4	(339)
Management and performance fees in CHF m	228	333	385

December 31, in CHF bn	2003	2002	2001

Book value in CHF bn	1.2	1.3	1.6
Fair value in CHF bn	1.3	1.4	1.7

Year ended December 31, 2003 compared to year ended December 31, 2002
Institutional Securities reported a segment profit of CHF 1,258 million in 2003, compared with a segment loss of CHF 1,289 million in 2002, primarily due to a significant decline in valuation adjustments, provisions and losses and lower operating expenses, principally personnel costs. Institutional Securities measures performance based on pre-tax margin. For 2003, pre-tax margin was 13.2%, an increase of 29.0 percentage points from 2002.

In 2003, the operating income of Institutional Securities was CHF 12,766 million, a decrease of 11.8% from CHF 14,479 million in 2002. The decline was due primarily to weaker Equity and Investment Banking results, reflecting difficult market conditions, particularly during the early part of the year, continued low merger and acquisition volume, a CHF 981 million gain on the sale of a private equity investment in 2002, and the impact of a lower US dollar versus Swiss franc exchange rate on results managed in US dollars, partially offset by improved results in the legacy portfolio.

Operating income from Fixed Income decreased CHF 342 million, or 5.2%, in 2003, compared with 2002. The decrease was principally due to an unfavorable exchange rate impact, which offset a year-to-year increase in operating income in US dollars. In 2003, a low interest rate environment fueled demand for high yield and structured products, and in 2002, the division had particularly strong results in Brazil, partially offset by a write-down of notes issued by National Century Financial Enterprises, Inc., or NCFE. Operating income from Equity decreased CHF 863 million, or 19.7%, in 2003 compared with 2002. The decline was principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume, general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements in the convertibles business. The Equity division, which manages its results in US dollars, was also negatively affected by an unfavorable foreign exchange rate impact. Operating income from Investment Banking decreased CHF 1,553 million, or 31.7%, in 2003 compared with 2002, primarily as a result of a CHF 981 million gain from the sale of the strategic investment in Swiss Re recorded in 2002 and decreased mergers and acquisitions and equity new issuance fees in 2003, partially offset by an increase in lending results.

For divisional reporting of operating income, equity capital market underwriting fees were shared between the Investment Banking and Equity divisions and debt capital market underwriting fees were shared between the Investment Banking and Fixed Income divisions.

The following table sets forth a breakdown of such fees: 1)

Year ended December 31, in CHF m	2003	2002	2001

Equity capital markets	897	1,260	1,922
Debt capital markets	1,160	1,023	1,082

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

The operating loss in the Other division decreased CHF 1,045 million, from an operating loss of CHF 1,324 million in 2002 to an operating loss of CHF 279 million in 2003. Other includes the results of investments and transactions that are not associated with any particular division in the Institutional Securities segment, including the legacy portfolio and unallocated interest income. The improvement was primarily due to the positive performance in the legacy portfolio in 2003 compared to losses resulting from write-downs in 2002 and a decline in interest associated with the acquisition of DLJ due to lower interest rates. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 2,706 million as of December 31, 2003, a decrease of CHF 1,508 million from December 31, 2002.

Operating expenses decreased CHF 2,548 million, or 20.5%, in 2003, compared with 2002 principally due to an unfavorable foreign exchange rate impact. On a US dollar basis, operating expenses decreased 8.1% due mainly to decreased headcount, a decline in amortization of retention awards due to the substantial completion of DLJ retention awards in June 2003, lower severance-related costs, and other cost containment efforts. Personnel expenses decreased CHF 1,857 million, or 21.2%, to CHF 6,885 million, and other operating expenses, which reflected reduced discretionary expenses, including professional fees, technology and occupancy costs, decreased CHF 691 million, or 18.7%, to CHF 2,999 million.

In 2003, Credit Suisse First Boston introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice. As a result of the change, Credit Suisse First Boston increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston (in the Institutional Securities and CSFB Financial Services segments on a combined basis) deferred CHF 1,179 million of compensation in the form of share awards into future periods, compared to CHF 1,356 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

Depreciation of non-current assets decreased CHF 95 million, or 15.6%, compared with 2002, primarily due to reduced capital expenditures and leasehold improvements and the impact of a lower US dollar/Swiss franc exchange rate.

Amortization of acquired intangible assets and goodwill decreased CHF 97 million, or 12.7%, compared with 2002, primarily due to the depreciation of the US dollar against the Swiss franc during 2003.

Valuation adjustments, provisions and losses decreased CHF 3,216 million to CHF 363 million in 2003 primarily due to significant charges in 2002: 2002 included a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers and a CHF 702 million pre-tax charge, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. Also, 2002 included a CHF 202 million provision related to excess office facilities. Additionally, 2003 reflects a significantly better credit environment than 2002, the release of credit provisions, and fewer reserves related to impaired and non-impaired loans and the legacy real estate portfolio. Impaired loans at December 31, 2003, decreased CHF 3,623 million, or 66.1%, compared to December 31, 2002. Non-performing loans at December 31, 2003, decreased CHF 2,326 million, or 65.2%, compared with December 31, 2002. These decreases were due in part to higher write-offs in 2003 and to real estate loans held-for-sale, previously presented on the basis of lower of cost or market, net of related credit provisions, and now no longer reported within impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Extraordinary income, net, decreased to CHF 34 million in 2003 from CHF 379 million in 2002. Extraordinary income in 2003 related to the disposal of assets. Extraordinary income in 2002 primarily related to the CHF 382 million release of a portion of the Group’s reserve for general banking risks recorded within the Institutional Securities segment to offset the after-tax impact of a provision for the risk of loss inherent in the portfolio of non-impaired loans and commitments. As described above under “ – Credit Suisse Group – Reconciliation of segment reporting in accordance with management reporting principles to consolidated results in accordance with US GAAP,” this income is reversed in the Group’s consolidated income statement under US GAAP.

During 2003, Institutional Securities applied changes to its management reporting principles resulting from mandatory changes in Swiss GAAP – most significantly for the accounting for derivatives. These changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps were reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes for 2003 reduced operating income by CHF 199 million, increased valuation adjustments, provisions and losses by CHF 197 million, reduced taxes by CHF 7 million as well as had a cumulative positive effect related to prior periods of CHF 318 million, or CHF 186 million net of tax, in total reducing segment profit by CHF 85 million.

A cumulative effect of changes in accounting principles of CHF 246 million was reported in 2002 with respect to previous periods, relating to the recognition of deferred tax assets on net operating losses. The change led to the recognition of tax benefits of CHF 826 million during 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001
Institutional Securities reported a segment loss of CHF 1,289 million in 2002 compared with a segment loss of CHF 1,366 million in 2001. At December 31, 2002, the pre-tax margin was -15.8%, a decrease of 8.0 percentage points from December 31, 2001.

In 2002, Institutional Securities operating income was CHF 14,479 million, a decrease of 28.0% from CHF 20,097 million in 2001, due to declines in the Fixed Income and Equity divisions and write-downs related to certain non-continuing real estate and distressed assets in the legacy asset portfolio reported within Other.

Operating income from Fixed Income decreased CHF 2,884 million, or 30.7%, in 2002, compared with 2001. The decrease was primarily attributable to a decline in the developed markets interest rate products business, which operated in a more favorable environment of interest rate reduction in 2001 compared with a more stable interest rate environment in 2002. Operating income from the interest rate products business decreased due to a reduction in proprietary trading. Credit products business also decreased partly due to a loss associated with notes issued by affiliates of NCFE in the principal amount of USD 258 million (CHF 359 million) held by Institutional Securities for its own account, which were written down by USD 214 million (CHF 332 million) to 17% of their principal amount. Approximately one-half of the write-down was recorded through operating income and the other half was recorded through valuation adjustments, provisions and losses. Additionally, leverage and bank finance activity declined due to a decrease in high-yield bond underwritings and average loan inventory and a write-down of telecommunications positions. The division was adversely impacted by the corporate derivatives revenue sharing agreement instituted with the Equity and Investment Banking divisions in 2002.

In 2002, the equity market was challenging, with reduced volumes in US new issuances, depressed trading volumes and reduced commission margins in the cash customer business. Operating income from Equity decreased CHF 1,920 million, or 30.5%, in 2002 compared with 2001. The derivatives business fell most significantly in convertible instruments, adversely impacted by corporate defaults, widening spreads, declines in the telecommunications and energy sectors and reduced new issuance activity, and in index arbitrage, due to low market volatility and reduced activity. In addition, the over-the-counter business reflected reduced client activity and option volatility and lower underlying stock prices.

Operating income from Investment Banking decreased CHF 201 million, or 3.9%, in 2002 compared with 2001. With the exception of the private equity business and the beneficial impact of a new revenue-sharing arrangement with the Fixed Income and Equity divisions for certain derivative transactions, the decrease in Investment Banking was spread broadly across most business lines in the division. The most significant decline was attributable to merger and acquisition fee income, generally consistent with the 30% global reduction in merger and acquisition transactions. Offsetting these declines was an increase in operating income from private equity due to increased gains on the sales of investments, including a CHF 981 million gain from the sale of the strategic investment in Swiss Re, and reduced write-downs of investments. The entire investment in Swiss Re has been sold.

Compared to 2001, the operating loss in the Other division increased CHF 613 million, to an operating loss of CHF 1,324 million in 2002, primarily as a result of losses associated with the legacy portfolio held for disposition partially offset by a decline in interest associated with the acquisition of DLJ due to lower interest rates. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 4.2 billion as of December 31, 2002, a decrease of CHF 4.8 billion from December 31, 2001. The aggregate amount of 2002 charges related to the legacy business totaled CHF 1.7 billion, of which CHF 1.4 billion was charged against operating income and CHF 240 million was reported in valuation adjustments, provisions and losses.

Operating expenses decreased CHF 5,776 million, or 31.7%, in 2002, compared with 2001. Year-on-year, headcount decreased 13.7%, or approximately 2,500, as a result of management’s steps to align more closely the size of the business to market conditions and to bring the cost structure in line with competitors. Personnel expenses decreased CHF 4,459 million, or 33.8%, to CHF 8,742 million, primarily due to the impact of reduced headcount and lower incentive compensation and restructuring and severance-related costs. Other operating expenses decreased CHF 1,317 million, or 26.3%, to CHF 3,690 million, primarily as a result of reduced discretionary costs, including travel and entertainment, professional services such as consulting, recruiting and advertising fees, and market data services. The reduction in operating expenses also reflected cost reduction initiatives and lower business volumes.

Depreciation of non-current assets decreased CHF 170 million, or 21.8%, compared with 2001, primarily due to reduced capital expenditures and leasehold improvements and a reduction in office facilities.

Amortization of acquired intangible assets and goodwill decreased CHF 59 million, or 7.2%, compared with 2001, primarily due to the depreciation of the US dollar against the Swiss franc during 2002.

Valuation adjustments, provisions and losses increased CHF 1,720 million, or 92.5%, to CHF 3,579 million in 2002 compared with 2001. The increase was primarily related to higher credit provisions. Corporate credit provisions increased 50.0%, and included a CHF 530 million provision related to a change in estimate for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

Non-continuing real estate lending credit provisions increased to CHF 241 million in 2002 compared with a net release of provisions of CHF 64 million in 2001. At December 31, 2002 and 2001, credit reserves related to the proprietary real estate business totaled approximately CHF 355 million and CHF 559 million, respectively, and aggregate credit reserves related to loans outstanding totaled CHF 2,803 million at December 31, 2002.

Additionally, 2002 included a pre-tax charge of CHF 234 million charge, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers and a CHF 702 million pre-tax charge, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation. The years 2002 and 2001 include a provision of CHF 202 million and CHF 174 million, respectively, related to excess office facilities. The year 2001 includes a pre-tax charge of CHF 169 million for a settlement with the SEC and NASDR regarding investigations into certain IPO allocation practices.

Extraordinary income, net, was CHF 379 million in 2002 compared to extraordinary expenses, net of CHF 1 million in 2001. Extraordinary income in 2002 related to the release of a portion of the Group’s reserve for general banking risks as described above.

A cumulative effect of change in accounting principle of CHF 246 million was reported in 2002 with respect to previous periods, reflecting the change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The change in accounting principle led to a reduction in taxes of CHF 826 million in 2002.

CSFB Financial Services

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the main brand name Credit Suisse Asset Management, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from its investment advisory business.

On May 1, 2003, CSFB Financial Services sold its clearing and execution platform, Pershing, to The Bank of New York Company, Inc.

The following table outlines the results of the CSFB Financial Services segment: 1)

Year ended December 31, in CHF m	2003	2002	2001

Net interest income	54	317	537
Net commission and service fee income	1,318	2,575	3,046
Net trading income	140	166	254
Other ordinary income	12	(8)	(47)

Operating income	1,524	3,050	3,790

Personnel expenses	862	1,640	2,136
Other operating expenses	435	935	1,308

Operating expenses	1,297	2,575	3,444

Gross operating profit	227	475	346

Depreciation of non-current assets	37	142	178
Amortization of acquired intangible assets and goodwill	421	537	630
Valuation adjustments, provisions and losses	35	23	79

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(266)	(227)	(541)

Extraordinary income/(expenses), net	134	(134)	(14)
Cumulative effect of change in accounting principle	0	8	0
Taxes	48	(194)	438

Segment result	(84)	(547)	(117)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Year ended December 31, 2003 compared to year ended December 31, 2002
In 2002, CSFB Financial Services recorded a pre-tax extraordinary loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing. The 2002 operating income and operating expenses of Pershing, which was sold in May 2003, were CHF 1,332 million and CHF 1,031 million, respectively. The 2003 net result of Pershing reported in operating income was CHF 20 million. In November 2003, CSFB Financial Services sold its 50% interest in a Japanese online broker, reporting extraordinary income of CHF 134 million, or CHF 96 million net of tax. As a result of these divestitures, the results of the CSFB Financial Services segment may not be fully comparable between periods.

CSFB Financial Services measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management fell CHF 28.1 billion, or 5.8%, while discretionary assets under management decreased CHF 1.3 billion, or 0.4%, and a net asset outflow of CHF 15.7 billion resulted during 2003.

The following table shows key information for CSFB Financial Services: 1)

Year ended December 31	2003	2002	2001

Cost/income ratio	87.5%	89.1%	95.6%

Average allocated capital in CHF m	529	939	998

Pre-tax margin	(8.7%)	(11.6%)	(14.6%)

Personnel expenses/operating income	56.6%	53.8%	56.4%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary) 2)	(14.8)	(31.3)	9.2
Net new assets Private Client Services in CHF bn	(0.9)	8.0	15.8

Growth in assets under management 2)	(5.8%)	(24.2%)	1.7%

Growth in discretionary assets under management – Credit Suisse Asset Management 2)	(0.2%)	(23.5%)	1.1%
of which net new assets 2)	(5.3%)	(8.6%)	2.6%
of which market movement and structural effects	5.1%	(14.9%)	(8.8%)
of which acquisitions/(divestitures)	–	–	7.3%

Growth in net new assets Private Client Services	(1.3%)	8.6%	15.3%

December 31	2003	2002	2001

Assets under management in CHF bn 2)	454.1	482.2	636.4
of which Credit Suisse Asset Management 2)	392.9	412.8	508.8
of which Private Client Services	61.2	67.5	93.0

Discretionary assets under management in CHF bn 2)	295.7	297.0	393.4
of which Credit Suisse Asset Management 2)	278.1	278.7	364.2
of which mutual funds distributed	110.0	106.5	132.4
of which Private Client Services	17.6	18.3	29.2

Advisory assets under management in CHF bn 2)	158.4	185.2	243.0

Number of employees (full-time equivalents)	2,602	6,783	8,068

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Credit Suisse Asset Management figures for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group.

Operating income was CHF 1,524 million in 2003, a decrease of 50.0% compared to 2002. Excluding Pershing, 2003 operating income decreased 12.5% compared with 2002 mainly as a result of lower revenues due to reduced sales staff and client balances at Private Client Services and the impact of a lower US dollar/Swiss franc exchange rate at Credit Suisse Asset Management. Net commission and service fee income decreased CHF 1,257 million, or 48.8%, and net interest income decreased CHF 263 million, or 83.0%, from 2002 primarily due to the Pershing sale. The segment loss was CHF 84 million in 2003, an increase of CHF 463 million compared to 2002 resulting primarily from the 2002 loss on the sale of Pershing and the extraordinary gain in 2003 on the sale of the 50% interest in a Japanese online broker offset in part by the decline in results in 2003 because of the Pershing sale.

Operating expenses decreased CHF 1,278 million, or 49.6%, with personnel expenses declining CHF 778 million, or 47.4%, and other operating expenses declining CHF 500 million, or 53.5%, in 2003 primarily as a result of the sale of Pershing, cost reduction measures and a decline in the amortization of retention awards due to the substantial completion of the DLJ retention awards in June 2003. Excluding the effect of the Pershing sale, there was an 8.2% reduction in headcount and a decrease in operating expenses of CHF 247 million, or 16.0%, compared with 2002.

Depreciation of non-current assets decreased CHF 105 million, or 73.9%, compared with 2002 due primarily to the sale of Pershing.

Amortization of acquired intangible assets and goodwill decreased CHF 116 million, or 21.6%, to CHF 421 million primarily due to the sale of Pershing in 2003, offset in part by a CHF 270 million pre-tax, or CHF 176 million after-tax, impairment of acquired intangible assets associated with the high-net-worth asset management business in 2003.

In 2003, Credit Suisse Asset Management’s assets under management decreased CHF 19.9 billion, or 4.8%, to CHF 392.9 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to changes in reporting, predominately to conform to the new SFBC definitions. Excluding these changes, assets under management increased by CHF 4.5 billion, due to CHF 21.0 billion of market performance gains, mostly offset by a CHF 14.8 billion net outflow of assets and CHF 1.7 billion of foreign exchange declines. In 2003, Credit Suisse Asset Management’s discretionary assets under management decreased CHF 0.6 billion, or 0.2%, to CHF 278.1 billion while discretionary mutual funds distributed increased CHF 3.5 billion, or 3.3%, to CHF 110.0 billion. Private Client Services assets under management decreased CHF 6.3 billion, or 9.3%, to CHF 61.2 billion. Of the decline in assets under management, CHF 3.9 billion was attributable to a change in the definition of assets under management, CHF 7.8 billion to foreign exchange declines and CHF 0.9 billion to a net outflow of assets, which was partially offset by CHF 5.3 billion of market performance gains and CHF 1.0 billion from the Volaris acquisition. Private Client Services discretionary assets under management decreased CHF 0.7 billion, or 3.8%, to CHF 17.6 billion.

Year ended December 31, 2002 compared to year ended December 31, 2001
In 2002, CSFB sold its CSFB direct business in the United States and the United Kingdom and its brokerage service subsidiary Autranet Inc. The combined operating income and operating expenses of these operations were CHF 255 million and CHF 363 million, respectively, in 2001. Assets under management for CSFB direct totaled CHF 34.6 billion as of December 31, 2001. On December 7, 2001, CSFB Financial Services acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of Sun Life Financial Services of Canada Inc, referred to collectively as SLCAM. The companies are asset management companies with contracts for the management of the insurance assets (including property) of their former affiliate, Sun Life Assurance Company of Canada (U.K.) Limited and third-party institutional and retail funds. The 2002 results include for the first time the full-year contribution of SLCAM. As a result of the acquisitions and dispositions noted above, the results between periods may not be fully comparable.

CSFB Financial Services reported a CHF 547 million segment loss in 2002, a CHF 430 million decline versus the CHF 117 million segment loss in 2001, reflecting reduced operating income and a CHF 134 million pre-tax, or CHF 390 million after tax, loss on the sale of Pershing, partially offset by lower operating expenses. As a result of negative economic and market conditions and performance issues, assets under management fell CHF 154.2 billion, or 24.2%, while discretionary assets under management decreased CHF 96.4 billion, or 24.5%, and a net asset outflow of CHF 23.3 billion resulted during 2002.

Operating income was CHF 3,050 million in 2002, a decrease of 19.5% compared to 2001, reflecting a net outflow of assets under management at Credit Suisse Asset Management, a decline in major market indices globally, lower trading volumes, an overall decline in customer debit balances at Pershing and Private Client Services and the sale of CSFB direct and Autranet in 2002. Net commission and service fee income decreased CHF 471 million, or 15.5%, and net interest income decreased CHF 220 million, or 41.0%.

Operating expenses decreased CHF 869 million, or 25.2%, with personnel expenses declining CHF 496 million, or 23.2%, and other operating expenses declining CHF 373 million, or 28.5%, in 2002, primarily as a result of the sales of CSFB direct and Autranet and cost reduction measures, including a 16.0% headcount reduction, and lower restructuring and severance-related costs.

Amortization of acquired intangible assets and goodwill decreased CHF 93 million, or 14.8%, to CHF 537 million, primarily due to the sale of CSFB direct and Autranet.

In 2002, a pre-tax extraordinary loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing was recorded.

In 2002, Credit Suisse Asset Management’s assets under management decreased CHF 96.0 billion, or 18.9%, to CHF 412.8 billion. Of the decline in assets under management, CHF 47.1 billion was attributabed to foreign exchange movements, CHF 17.6 billion was related to market and performance declines and CHF 31.3 billion was attributed to a net outflow of assets. In 2002, Credit Suisse Asset Management’s discretionary assets under management decreased CHF 85.5 billion, or 23.5%, to CHF 278.7 billion, while discretionary mutual funds distributed decreased CHF 25.9 billion to CHF 106.5 billion. Private Client Services’ assets under management decreased CHF 25.5 billion, or 27.4%, to CHF 67.5 billion. Of the decline in assets under management, CHF 14.6 billion was attributable to foreign exchange movements and CHF 18.9 billion to market declines, partially offset by CHF 8.0 billion from net new asset inflows.

Corporate Center

The results presented as Corporate Center include our parent company operations including Group financing initiatives and income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, it includes consolidation adjustments and adjustments to segment accounts related to management reporting principles as described in note 5 of the notes to the consolidated financial statements.

The following table outlines the result of the Corporate Center:

Year ended December 31, in CHF m	2003	2002	2001

Operating income	(88)	(966)	(116)

Personnel expenses	237	176	109
Other operating expenses	(246)	(423)	(288)

Operating expenses	(9)	(247)	(179)

Gross operating profit/(loss)	(79)	(719)	63

Depreciation of non-current assets	364	371	405
Amortization of acquired intangible assets and goodwill	(5)	(2)	(8)
Valuation adjustments, provisions and losses	7	318	55

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(445)	(1,406)	(389)

Extraordinary income/(expenses), net	100	182	(8)
Taxes	131	77	(56)

Net profit/(loss) before minority interests	(214)	(1,147)	(453)

Minority interests	(61)	(55)	(6)

Segment result	(275)	(1,202)	(459)

Typically, the Corporate Center reports negative operating income. A comparison of the gross operating profit/(loss) is discussed, as it is more meaningful than discussing operating income and operating expenses on a gross basis.

Year ended December 31, 2003 compared to year ended December 31, 2002
The gross operating loss was CHF 79 million in 2003 compared to a gross operating loss of CHF 719 million in 2002. This decrease compared to the prior year was primarily due to the recognition of significantly lower valuations of investments held at the Corporate Center, which had a negative impact of CHF 838 million on the Corporate Center’s 2002 gross operating loss.

Valuation adjustments, provisions and losses decreased CHF 311 million, or 97.8%, in 2003 compared to 2002. This decrease was primarily due to a charge recorded in 2002 related to an adjustment in the method of estimating inherent losses related to lending activities in the Institutional Securities segment.

In 2003, extraordinary income/(expenses), net decreased CHF 82 million, or 45.1%, to income of CHF 100 million, primarily as a result of the 2002 release from the reserve for general banking risks recorded as extraordinary income at the Corporate Center which is reversed in the Group’s consolidated income statement in accordance with US GAAP.

Year ended December 31, 2002 compared to year ended December 31, 2001
Gross operating loss was CHF 719 million in 2002 compared to a gross operating profit of CHF 63 million in 2001. This was primarily due to the income statement recognition of significantly lower valuations of investments held at the Corporate Center, which had a negative effect on the gross operating loss of the Corporate Center of CHF 838 million.

Depreciation of non-current assets decreased CHF 34 million, or 8.4%, in 2002 primarily as a result of lower depreciation on own-use real estate. Valuation adjustments, provisions and losses increased CHF 263 million in 2002 compared to 2001. This increase primarily resulted from a charge recorded in 2002 related to an adjustment in the method of estimating inherent losses related to lending activities in the Institutional Securities segment.

Extraordinary income/(expenses), net increased CHF 190 million from an expense of CHF 8 million in 2001 to income of CHF 182 million in 2002, primarily as a result of the release from the reserve for general banking risks recorded as extraordinary income at the Corporate Center, which is reversed in the Group’s consolidated income statement in accordance with US GAAP.

Critical Accounting Policies

In order to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), we must make estimates and assumptions based on judgment and available information. The reported amounts of assets and liabilities and revenues and expenses are affected by these estimates and assumptions. Actual results could differ from these estimates, and the differences could be material.

Our significant accounting policies and a discussion of new accounting pronouncements are disclosed in notes 1 and 2 of the notes to the consolidated financial statements. We believe that the critical accounting policies discussed below involve the most complex judgments and assessments. We believe that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied.

Fair value
As is the normal practice in the financial services industry, the values we report in the consolidated financial statements with respect to financial instruments owned and financial instruments sold not yet purchased are in many cases based on fair value, with related unrealized and realized gains or losses included in the consolidated statements of income.

Fair values may be determined objectively, as is the case for exchange-traded instruments, for which quoted prices in price-efficient and liquid markets generally exist, or as is the case where the fair value of a financial instrument is derived from actively quoted prices or pricing parameters or alternative pricing sources with a reasonable level of price transparency. For financial instruments that trade infrequently and have little price transparency, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument. In such circumstances, valuation is determined based on management best estimate of fair value. In addition, valuation of instruments that are ordinarily based on quoted prices may be distorted in times of market dislocation.

Valuation process
The fair value of the majority of our financial instruments is based on quoted market prices in active markets or observable market parameters, or is derived from such prices or parameters. Such instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, most mortgage-backed securities and listed equities.

In addition, we hold financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. These include certain high-yield debt securities, distressed debt securities, certain mortgage-backed and asset-backed securities, certain collateralized debt obligations (CDOs) and non-traded equity securities. Valuation techniques for certain of these instruments are described more fully below.

For certain high-yield debt securities that are thinly traded, are not quoted or for which market prices are not available, we adopt a more subjective valuation approach based on recent disposals in the market, taking into account changes in the creditworthiness of the issuer, and using internal and external valuation models to derive yields reflecting the perceived risk of the issuer or country rating and the maturity of the security. In the absence of direct quotes for a particular high-yield debt security, bonds with a similar coupon and maturity and within the same industry and credit rating are used as a benchmark.

Controls over the fair valuation process
Control processes are applied to ensure that the fair value of the financial instruments reported in our consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reliable basis. The Group determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions, or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach utilized is appropriate and the assumptions are reasonable.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

The Group also has agreements with certain counterparties to exchange collateral based on the fair value of derivatives contracts. Through this process, one or both parties provide the other party with the fair value of these derivatives contracts in order to determine the amount of collateral required. This exchange of information provides additional support for valuation of certain derivatives contracts. As part of the Company’s OTC derivatives business, the Group and other participants provide pricing information to aggregation services that compile this data and provide this information to subscribers. This information is considered in the determination of fair value for certain OTC derivatives.

For further discussion of our risk management policies and procedures, refer to “Item 11 – Quantitative Disclosure about Market Risk.”

Trading assets
The Group’s trading assets consist of interest bearing securities and rights, equity securities, derivatives held for trading purposes, traded mortgages and other trading assets, and are recorded at fair value. Interest bearing securities and rights include debt securities, commercial and residential mortgage and other asset-backed securities, collateralized debt obligations and money market instruments. Equity securities include equities, convertible bonds and separately managed funds.

The majority of our positions in debt securities consists of federal government debt obligations of Switzerland, cantonal or local governmental entities or other countries and investment-grade corporate debt securities, and also includes mortgage-backed or other asset-backed securities, all of which are issued in both developed and emerging markets. For debt securities for which market prices are not available, the valuation is based on yields reflecting the perceived risk of the issuer or country rating and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment. As of December 31, 2003 and 2002, the fair value of debt securities included in Trading assets was CHF 114.8 billion and CHF 99.3 billion, respectively.

Commercial mortgage whole loans and certain residential mortgage whole loans held-for-sale are carried at the lower of aggregate cost or fair value. Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities that are not based on quoted market prices or prices at which similarly structured and collateralized securities trade between dealers and to and from customers are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations. As of December 31, 2003 and 2002, the fair value of residential and commercial mortgage-backed securities and other asset-backed securities included in Trading assets was CHF 36.0 billion and CHF 40.2 billion, respectively.

Collateralized debt obligations (CDOs) and collateralized bond obligations (CBOs) are structured securities based on underlying portfolios of asset-backed securities, certain residential and mortgage securities, high-yield and investment grade corporate bonds, leveraged loans and other debt obligations. These instruments are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived subjectively, using valuation models to calculate the internal rate of return of the estimated cash flows. As of December 31, 2003 and 2002, the fair value of CDOs and CBOs included in Trading assets was CHF 0.9 billion and CHF 0.9 billion, respectively.

Valuations of money market instruments are generally based on market prices or market parameters, and therefore require less judgment. As of December 31, 2003 and 2002, the fair value of money market instruments included in Trading assets was CHF 10.7 billion and CHF 16.8 billion, respectively.

The majority of our positions in equities are traded on public stock exchanges, for which daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. As of December 31, 2003 and 2002, the fair value of equities included in Trading assets was CHF 52.0 billion and CHF 23.7 billion, respectively.

Convertible bonds are generally valued using direct pricing sources; however we hold positions in a small number of convertible bonds for which no direct prices are available. For such convertible bonds, we typically use a subjective approach to valuation using internal and external models, for which the key input parameters include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates, and equity market volatility. As of December 31, 2003 and 2002, the fair value of convertible bonds included in Trading assets was CHF 11.6 billion and CHF 9.2 billion, respectively.

The fair values of positions in separately managed funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to estimate changes in fair value between such determination dates. As of December 31, 2003 and 2002, the fair value of positions in separately managed funds included in Trading assets was CHF 2.7 billion and CHF 7.2 billion, respectively.

Our positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair value of exchange-traded derivatives is typically derived from the observable exchange price and/or observable market parameters. Our primary exchange-traded derivatives include futures and certain option agreements. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equities and credit instruments. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters. In well-established derivatives markets, the Black-Scholes model is widely used to calculate the fair value of many types of options.

The determination of the fair value of many derivatives involves limited subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as “direct.” For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as “indirect.” Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. Under US GAAP, we do not recognize a dealer profit (unrealized gain at inception of a derivative transaction) unless the valuation underlying the unrealized gain is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique.

As of December 31, 2003 and 2002, the fair value of our positions in derivatives held for trading purposes included in Trading assets was CHF 51.8 billion and CHF 53.0 billion, respectively. Substantially all of the replacement values of these instruments were derived using direct pricing. For further information on the fair value of derivatives as of December 31, 2003 and 2002, see “Derivatives” in this section and note 37 of the notes to the consolidated financial statements.

Investment securities recorded at fair value
Investment securities recorded at fair value include debt and equity securities classified as available-for-sale. The majority of debt and equity securities are quoted on public exchanges or liquid OTC markets where the determination of fair value involves relatively little judgment. These instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. As discussed in note 1 of the notes to the consolidated financial statements, recognition of an impairment loss on investment securities is recorded if a decline in fair value below carrying value is considered to be other than temporary. The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from our expectations, that we may decide to sell a security for unforeseen liquidity needs, or that the credit assessment or equity characteristics may change from our original assessment.

As of December 31, 2003 and 2002, the fair value of debt and equity securities classified as available-for-sale included in Investment securities was CHF 88.4 billion and CHF 101.3 billion, respectively. Refer to “Item 11 – Quantitative Disclosure About Market Risk” for a discussion of the Group’s market risk exposure and risk management.

Other assets and liabilities recorded at fair value
The Group’s other assets and liabilities include items for which the determination of fair value is generally more subjective, including private equity investments and loans held-for-sale.

Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments are valued based upon readily available market quotes with appropriate adjustments for liquidity as a result of holding large blocks and/or having trading restrictions. Private securities, which generally have no readily available market or may be otherwise restricted as to resale, are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analysis.

The following table sets forth the fair value of our private equity investments by category:

	2003		2002

		Percent		Percent
December 31, in CHF m	Fair value	of total	Fair value	of total

Credit Suisse First Boston-managed funds	1,699	53.7%	1,337	40.2%
Direct investments	174	5.5%	135	4.1%
Funds managed by third parties	1,292	40.8%	1,849	55.7%

Total	3,165	100.0%	3,321	100.0%

Credit Suisse First Boston-managed funds are partnerships and related direct investments for which Credit Suisse First Boston acts as the fund’s advisor and makes investment decisions. Credit Suisse First Boston-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of fund partnerships. The fair value of our investments in Credit Suisse First Boston-managed fund of funds partnerships is based on the valuation received from the underlying fund manager. Direct investments are generally debt and equity securities that are not made through or “side by side” with Credit Suisse First Boston-managed funds and consist of public and private securities. Funds managed by third parties are investments by Credit Suisse First Boston as a limited partner in a fund managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund.

The held-for-sale loan portfolio primarily includes residential and commercial mortgage loans that are either purchased or originated with a sole intent to securitize. Other loans held-for-sale are recorded in Other assets and are carried at the lower of cost or fair value. The commercial real estate loans are valued using origination spreads, incorporating loan-to-value ratios, debt service coverage ratios, geographic location, prepayment protection, and current yield curves. In addition, current written offers or contract prices are considered in the valuation process. As of December 31, 2003 and 2002, the carrying amount of positions included in Loans held-for-sale totaled CHF 8.8 billion and CHF 10.0 billion, respectively.

Provisions from the insurance business
Future policyholder benefits
The provision for future policyholder benefits for traditional life and health products is computed using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions for mortality, morbidity, expected investment yields, lapses/surrenders and expenses at the policy inception date, which remain locked in thereafter. The reserve is adjusted for a provision for adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

The provision for future policyholder benefits for traditional participating life products is computed using the net level premium method. The method in this case uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends. The provision for future policyholder benefits for non-traditional life products is equal to the account balance, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges. The provision for future policyholder benefits also includes liabilities for guaranteed minimum death and similar mortality and morbidity benefits, annuitization options as well as sales inducements calculated based on contractual obligations using actuarial assumptions.

Best estimate assumptions include but are not limited to, interest, expenses, lapses/surrenders, mortality/morbidity and future bonuses. Current and historical client data and industry data are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. Economic assumptions such as the expected long-term earned investment rate are derived centrally based on current market yields of bonds adjusted for long-term asset allocation targets, which are set by the Investment Committee. The guidance used by our qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis and embedded value assumptions, in consultation with independent consultants where applicable.

Claims reserves
A liability for unpaid claims, including estimates of costs for claims relating to reinsured events that have occurred but have not been reported and a liability for claim adjustments expenses is accrued for when insured events occur. The liability for unpaid claims is derived from best estimate assumptions and appropriate actuarial methods. The liability for unpaid claims is based on the estimated ultimate cost of settling claims, using past experience adjusted for current and expected future trends and any other factors that would modify past experience.

We routinely evaluate the potential for changes in claim estimates with the support of qualified actuaries and use the results of these evaluations to adjust recorded reserves. Both the methods used and the underlying assumptions are in line with historical experience and the nature of the business being written. However, the claims reserve is only an estimate of future activity and is subject to variability. The assumptions underlying the reserve may not in fact materialize as expected, and even if future conditions do develop as anticipated, random events may occur which lead to different results than originally estimated.

For further information on the non-life claims reserve, refer to “— Information Required by Industry Guide 6 – Provisions for unpaid losses and loss adjustment expenses from the Insurance business ” in this section and notes 23 and 24 of the notes to the consolidated financial statements.

Deferred policy acquisition costs (DAC)
Policy acquisition costs on non-life products are amortized over the periods in which the related premiums are earned. DAC on traditional life and health products are amortized over the premium paying period of the related policies in proportion to the net level premium using assumptions consistent with those used in computing the provision for future policyholder benefits as described above. The methods use best estimate assumptions for mortality, morbidity, expected investment yields, terminations and expenses at the policy inception date and remain locked in thereafter.

DAC on participating traditional products are amortized over the expected life of the contracts in proportion to the estimated gross margins. The present value of estimated gross margins is computed using the expected investment yield. Estimated gross margins include estimates of premiums to be received, expected earned investment income, benefits to be paid, administration costs, changes in reserve for death and other future policyholder benefits and expected annual policyholder dividends. Estimates of expected gross margins are determined on a best estimate basis without provisions for adverse deviation and are re-evaluated on a regular basis where actual margins replace estimated margins when actual profits emerge.

DAC on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of estimated gross profits. The present value of estimated gross profits is computed using the interest that accrues to the policyholders, known as the contract rate. Estimated gross profits include estimates regarding mortality, administration costs, expected investment income to be earned less interest credited to policyholders and surrender charges.

The basis for the assumptions and estimates used will impact the current earnings and the emergence of future profits. The Group regularly evaluates whether the net GAAP liability, which represents benefit reserves less DAC and PVFP, is adequate to cover all future policy commitments. The net GAAP liability is compared to the present value of future benefits and expenses less the present value of future gross premiums (known as the Gross Premiums Valuation (GPV)). The GPV is calculated using best estimate assumptions as of the issue date for initial recoverability and valuation for ongoing loss recognition testing. If the GPV is greater than the net GAAP liability, a recoverability issue exists or a loss recognition event is deemed to have occurred. The GPV then becomes the new net GAAP liability by first writing off DAC and second, increasing the benefit reserve once the DAC has been written down to zero.

For further information on DAC as of December 31, 2003 and 2002, see note 21 of the notes to the consolidated financial statements.

Present value of future profits (PVFP)
Expected future profits used in determining PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, surrenders, operating expenses and yields on assets supporting the policy liabilities. The discount rate used to determine the PVFP is the rate of return required to be able to invest in the portfolio being acquired. Additionally, the PVFP asset is adjusted for the impact of estimated gross margins or profits of net unrealized gains and losses on securities.

Establishing PVFP is an inherently uncertain process involving complex judgments and estimates, and currently established PVFP may not be fully realized. If the present value of future net cash flows is insufficient to recover PVFP, the difference is charged to the statement of income as an additional PVFP write-off, which could be material to our operations.

For further information on PVFP as of December 31, 2003 and 2002, see note 18 of the notes to the consolidated financial statements.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.

Litigation contingencies
From time to time, the Group and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For a discussion of legal proceedings, see “Item 8 – Financial Information – Legal Proceedings.”

Allowances and provisions for losses
As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. We maintain allowances for loan losses, as discussed in notes 1 and 14 of the consolidated financial statements, which we consider adequate to absorb credit losses existing at the balance sheet date. These allowances are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loan loss allowance
The inherent loss allowance is for all credit exposures not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions, and internal risk ratings. During 2003, we refined the inherent loss reserving methodology applied to the Institutional Securities segment to provide more weight to the effects of the current economic environment on its credit portfolio than was used previously. The refined methodology for this segment adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads. During 2002, we adjusted our method of estimating inherent losses related to our credit exposures. This adjustment resulted from a continued deterioration in the credit markets and was made to better reflect our estimate of probable credit losses.

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

Significant judgment is exercised in our evaluation of these factors; for example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used, and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have a direct impact on the provision and could result in a change in the allowance.

Specific loan loss allowances
We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Our analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of the Group’s other commitments to the same counterparty and prospects for support from any financially responsible guarantors. For further information on specific loan loss allowances, refer to notes 1 and 14 of the notes to the consolidated financial statements.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information, for example, relating to the counterparty, collateral or guarantee that is available at the time of our assessment. Significant judgment is exercised in determining the amount of the provision. Wherever possible, we use independent, verifiable data or our own historical loss experience in our models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loans policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to “Item 11 – Quantitative Disclosure about Market Risk.”

Goodwill impairments
As a result of acquisitions, the Group has recorded goodwill as an asset on its consolidated balance sheet, the most significant components of which relate to the acquisitions of DLJ and Winterthur. Goodwill was CHF 12.3 billion as of December 31, 2003. We review the recorded balance of goodwill for possible impairments on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, we assess each reporting unit individually. Reporting units equal the Group’s operating segments. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining fair value of reporting units include, among other things, an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of our competitors; estimates of our future earnings potential; and the level of interest rates.

Estimates of our future earnings potential and that of our reporting units involves considerable judgment, including our view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s segments could cause us to record a goodwill impairment charge in the future.

During 2003, the Group recorded an impairment charge of CHF 1.5 billion, which is further described in note 16 of the notes to the consolidated financial statements.

Deferred tax asset valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

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

As of December 31, 2003, the Group had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2003 and 2002 include deferred tax assets of CHF 11,363 million and CHF 14,227 million, respectively, and deferred tax liabilities of CHF 6,960 million and CHF 10,926 million, respectively. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, we recorded a valuation allowance against our deferred tax assets in the amount of CHF 1,653 million and CHF 1,931 million as of December 31, 2003 and 2002, respectively, which related primarily to deferred tax assets on net operating loss carryforwards.

For further information on deferred tax assets, refer to note 32 of the notes to the consolidated financial statements.

Pension plans
The Group has a number of defined benefit pension plans covering a significant number of its domestic and international employees. The calculation of the expense and liability associated with these plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Group may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact to the amount of pension expense recorded in future years.

As of December 31, 2003, the four largest of the Group’s defined benefit pension plans (two in Switzerland, one in the United Kingdom and one in the United States) accounted for 84% of the projected benefit obligations and 87% of the plan assets of its total defined benefit pension plans. The annual amount contributed to these main plans over the last four years averaged CHF 522 million. In 2003, we made contributions of CHF 556 million to these main plans. We expect our 2004 contributions to these main plans to be CHF 690 million, the increase being due to several large one-off contributions.

The projected benefit obligations of the Group’s total defined benefit pension plans include an amount related to future salary increases of CHF 1,321 million. On the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plans amounted to CHF 885 million for 2003.

We are required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective since the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. During 2002 and 2001, global capital market developments resulted in poor returns on certain of the plans’ assets. As a result, the difference between the expected and actual return on plan assets contributed to an increase in net unrecognized actuarial losses for the Group’s plans of approximately CHF 1,305 million in 2002 and CHF 1,850 million in 2001.

Unrecognized actuarial losses are amortized to expense over the average remaining service period of active employees expected to receive benefits of the plan, which is an average of 13.4 years for the Group at the end of 2003. The expense associated with the amortization of unrecognized net actuarial losses for the years ended December 31, 2003 and 2002 was CHF 32 million and CHF 11 million, respectively. The amortization of unrecognized actuarial losses for the year ending December 31, 2004, which is assessed at the beginning of the plan year, is expected to be CHF 39 million. The amount by which the return on plan assets exceeds/does not exceed our estimate of the expected return on those assets further reduce/increase the amount of net unrecognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2004. For further information with respect to our pension benefits, refer to note 34 of the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

Credit Suisse Group enters into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated with an issuer, and which include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under material variable interests in unconsolidated entities for the purpose of providing financing, liquidity, market risk or credit risk support.

Guarantees
In the ordinary course of our business, we provide guarantees and indemnifications that contingently obligate us to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. The Group may also be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in our securities and other arrangements to provide “gross up” payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, the Group sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements.

In accordance with the terms of the Sale and Purchase Agreement (SPA) for Winterthur International, the Group is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three year post-completion seasoning period, which expires on June 30, 2004. This seasoning process may result in a balancing payment being due to the purchaser. The current provision for this sale related contingency is based on an estimate prepared by an external independent actuary, which was performed based upon data provided by the purchaser as of December 31, 2002. The Group has not received sufficient additional data related to developments subsequent to December 31, 2002 to update its current estimate of the sale related contingency. The Group expects to receive updated data from the purchaser in the third quarter of 2004, in connection with the settlement of the reserve seasoning; the evaluation of such data could result in an increase in the reserves for the Winterthur International sales related contingencies, and the amount of such a change could be significant. The eventual settlement of the reserve seasoning will be determined with the assistance of an independent actuary should the Group and the purchaser disagree on the final amount due under the SPA.

The Group also entered into a profit and loss sharing agreement with the purchaser of Churchill. In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business of a subsidiary of Churchill. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed twice each year.

Financial Accounting Standards Board, or FASB, Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45, requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 38 of the notes to the consolidated financial statements.

Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities
The Group originates and purchases commercial and residential mortgages for the purpose of securitization. The Group sells these mortgage loans to qualified special purpose entities (QSPEs) that are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

Under Statement of Financial Accounting Standards, or SFAS, No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125,” or SFAS 140, a QSPE is not required to be consolidated with the transferor. The Group’s mortgage-backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the consolidated financial statements.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The Group engages in these securitization activities to meet the needs of clients as part of our fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of our liquidity, capital resources or credit risk or market risk support. See note 39 of the notes to the consolidated financial statements, which includes quantitative information on our securitization activities and retained interests.

Variable Interest Entities
As a normal part of its business, the Group engages in transactions with various entities that may be deemed to be variable interest entities, or VIEs, including VIEs that issue CDOs.

The Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Group engages in CDO transactions to meet the needs of clients, to earn fees and to sell financial assets.

The Group acts as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party.

The Group’s commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Group to purchase certain assets under any condition, including default. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products, structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs, structured to provide clients with investment opportunities, for market making purposes and as investments.

FIN 46 requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision of FIN 46, referred to as FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004.

As of December 31, 2003, with the exception of certain VIEs that were a subject of the deferral under FIN 46R, the Group consolidated all VIEs for which it is the primary beneficiary under the original provisions of FIN 46 or the revised provisions of FIN 46R. The Group also has interests in VIEs that are not required to be consolidated because it is not the primary beneficiary. See note 40 of the notes to the consolidated financial statements for additional information.

Contractual obligations and other commercial commitments
In connection with its operating activities, the Group enters into certain contractual obligations, as well as commitments to fund certain assets. The following table sets forth future cash payments associated with our contractual obligations on a consolidated basis:

	Payments due by period

December 31, 2003, in CHF m	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt obligations	9,928	23,702	20,411	35,656	89,697
Capital lease obligations	30	49	52	65	196
Operating lease obligations	732	1,296	1,082	6,075	9,185
Purchase obligations	231	362	167	0	760
Other long-term liabilities reflected on the balance sheet	597	345	4	4,315	5,261

Total obligations	11,518	25,754	21,716	46,111	105,099

The following table sets forth our consolidated short-term contractual obligations:

December 31, in CHF m	2003	2002

Deposits	261,989	245,265
Short-term borrowings	11,497	10,008
Brokerage payables	13,983	19,334
Trading account liabilities	156,331	140,398

Total short-term contractual obligations	443,800	415,005

Derivatives

The Group enters into derivative contracts to meet a variety of risk management and other financial needs of its counterparties as well as for its own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

The replacement values of derivative financial instruments correspond to the fair values which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow the Group to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements on the balance sheet. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with the Group. Collateral received is only recognized on the balance sheet to the extent the counterparty has defaulted in their obligation to the Group and is no longer entitled to have the collateral returned.

The following table sets forth the distributions, by maturity, of our exposure with respect to over-the-counter derivatives receivables:

			More	Positive
	Less than	1 – 5	than	replacement
December 31, 2003, in CHF bn	1 year	years	5 years	value

Interest rate products	10.0	63.4	84.8	158.2
Foreign exchange products	27.4	13.4	6.6	47.4
Precious metals products	0.4	0.5	0.3	1.2
Equity/index-related products	3.5	7.4	1.4	12.3
Other products	0.3	3.0	0.8	4.1

Total derivative instruments	41.6	87.7	93.9	223.2

Netting agreements 1)				(170.1)

Total derivative instruments, net positive replacement value 1)				53.1

1) Taking into account legally enforceable netting agreements.

The following table sets forth our exposure with respect to over-the-counter derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by our internal credit department.

Net positive
replacement
December 31, 2003, in CHF bn	value

AAA	15.0
AA	16.5
A	12.1
BBB	5.7
BB or lower	3.8

Total derivative instruments, net positive replacement value	53.1

For further information on derivatives, refer to note 37 of the notes to the consolidated financial statements.

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

We also enter into related party transactions with our directors, officers and employees and those of our subsidiaries. For further information relating to these transactions, refer to note 35 of the notes to the consolidated financial statements.

Recently Issued Accounting Standards

For a discussion of recently issued US accounting standards, refer to note 1 and 2 of the notes to the consolidated financial statements.

Liquidity and Capital Resources

Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity

Organization
Although we have operated through separate business units and segments, liquidity and capital needs are addressed according to the four major legal entities: the Winterthur legal entity for the Insurance (renamed Non-Life effective January 1, 2004) and Life & Pensions segments, the Credit Suisse legal entity for the Private Banking and Corporate & Retail Banking segments, the Credit Suisse First Boston legal entity for the Institutional Securities and CSFB Financial Services (renamed Wealth & Asset Management effective January 1, 2004) segments and the Credit Suisse Group legal entity as the holding company of these three subsidiaries. When we refer in this section to Credit Suisse Group, Credit Suisse First Boston, Credit Suisse and Winterthur, we mean the Credit Suisse Group legal entity, the Credit Suisse First Boston legal entity, the Credit Suisse legal entity and the Winterthur legal entity, respectively.

Each of our three main operating subsidiaries finances its operations in a manner consistent with its business mix, capitalization and ratings and in line with its asset and liability and risk management policies. Liquidity and capital management at the business unit level is coordinated at the Group level through several organizational bodies. The Liquidity Management Committee, chaired by the Group CFO, provides a forum to discuss and coordinate liquidity and funding issues and to review funding practices regarding market access, diversification of liabilities and creditor relations. Members of the committee also meet at the end of each year to discuss projected liquidity needs for the upcoming financial year and to set up a globally coordinated issuance strategy. The tactical implementation of this strategy is subsequently refined and updated through the Liquidity Management Committee’s regular sessions. The Group Risk Processes and Standards Committee, chaired by the Head of Group Risk Management, monitors liquidity risk and sets the framework for contingency planning, including procedures to ensure that information flows remain timely and uninterrupted and the division of responsibility remains clear. Liquidity contingency plans exist at the legal entity levels. These plans have been designed to be interlinked and to coordinate activity and communication across legal entities. Annually, after the conclusion of the Budget & Outlook Process exercise, projected liquidity and capital needs of each of our businesses are evaluated and taken into consideration in determining Group-wide policies and targets. The Group, as the main interface with capital providers and the ultimate provider of capital to the subsidiaries, defines the appropriate capital base for its three primary legal operating entities and acts as the primary issuer to the external market of capital and those capital instruments that qualify for regulatory Tier 1 capital. The Group CFO and the Group Treasurer participate in the asset liability management of the business units.

Funding sources and strategy
At the Credit Suisse Group consolidated level
Our funding requirements, including any supplementary capital needs, are based on regulatory requirements, liquidity requirements, rating agency criteria, economic capital optimization, taxation and other considerations. Sources of funding are diversified in liability type, currency, investor and geographic distribution. Given the depth of our private and retail banking business, we access core deposit funding from an international customer base that has proven to be a stable source of funds over time. This is augmented by our use of institutional market funding on both an unsecured and secured basis. Access by the various legal entities of Credit Suisse Group to the institutional market is coordinated globally in an effort to ensure optimal distribution and placement of our securities, both publicly and privately.

At the Credit Suisse Group legal entity level
Credit Suisse Group is a holding company whose primary cash requirements result from the payment of dividends to shareholders, the servicing of Group-issued debt, the payment of Corporate Center expenses and, from time to time, the acquisition of new businesses. Generally, Credit Suisse Group does not serve as a financing conduit for those operating subsidiaries that have direct access to external sources of funding. It does, however, issue medium-term and long-term debt for general corporate purposes in Switzerland and through finance subsidiaries for general corporate purposes outside Switzerland. In addition, Credit Suisse Group is the provider of capital and thus is the issuer of most hybrid Tier 1 capital instruments through special purpose subsidiaries. Proceeds from these offerings are typically down-streamed to one of our operating subsidiaries on a matched basis so that the Group has limited currency, interest rate or liquidity risk. Equity investments in subsidiaries are generally funded with equity capital. Double leverage, which compares the amount of equity at the holding company level to the amount of equity investment in subsidiaries, is actively managed and constitutes an integral part of our capital management strategy.

Credit Suisse Group received total dividends of approximately CHF 900 million for the 2003 financial year, compared with CHF 1,590 million for the 2002 financial year and CHF 1,819 million for the 2001 financial year. In 2003, the Group did not have a formal share buy-back program, but does from time to time repurchase shares for the purpose of satisfying its obligations under its employee compensation plans.

In respect of the 2003 financial year, we will make a capital repayment in the amount of CHF 0.50 for each share ranking for dividends, or a total of approximately CHF 600 million. In 2002, the total dividend payment amounted to CHF 120 million. Repayment of share capital for the year ended December 31, 2001 was CHF 2.4 billion.

At December 31, 2003, Credit Suisse Group and its finance subsidiaries had borrowings of CHF 16.1 billion, a decrease of CHF 1.3 billion compared to year-end 2002.

The cost of servicing debt and preferred securities issued by Credit Suisse Group and its finance subsidiaries, after taking swap transactions into consideration, was CHF 711 million in 2003, CHF 677 million in 2002 and CHF 748 million in 2001.

Given the high levels of liquidity at Credit Suisse Group, we chose not to renew the previously outstanding unsecured revolving credit facility with a syndicate of international banks that expired in January 2004.

Credit Suisse Group maintains a shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary. At June 18, 2004, Credit Suisse Group had USD 2.0 billion available for issuance, representing the full amount of the shelf registration statement.

Factors that may affect liquidity and capital resources
The subsidiaries of Credit Suisse Group are generally subject to legal restrictions on the amount of dividends they can pay. For example, article 675, in conjunction with article 671, of the Swiss Code of Obligations provides that Credit Suisse First Boston, Credit Suisse and Winterthur may pay dividends only if and to the extent: (1) they have earned a profit during a given financial year or previously established reserves for the payment of dividends; (2) the required portion of annual profit has been allocated to reserves as prescribed by law, the articles of association or a resolution of the general meeting of shareholders; and (3) allocation and payment of the dividends has been approved at the general meeting of shareholders. We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends to Credit Suisse Group. The amount of dividends paid by our operating subsidiaries is determined after considering the expectations for future results and growth of the operating businesses.

Credit ratings
Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings at any time. Rating agencies take many factors into consideration in determining a company’s rating. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices and management team, in addition to the broader outlook for the Group’s industry. The credit ratings assigned to the senior debt of Credit Suisse Group as of May 31, 2004 and our outlooks were as follows:

	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Negative (October, 2002)
Moody's	-	Aa3	Stable (November, 2003)
Standard & Poor's	A1	A	Stable (November, 2002)

In addition to those of Credit Suisse Group, each of our principal subsidiaries has its own ratings, which are described below.

Capital resources and capital adequacy
Our capital needs are a function of various factors, including economic, regulatory and market requirements. We define our economic capital requirement as that amount of capital needed to continue to operate our business franchise under extremely adverse conditions. We measure this requirement through the use of internally developed statistically based models designed to quantify potential risk exposure. We are also subject, on a consolidated basis, to regulatory capital requirements and the risk-based capital guidelines which are set forth in the Implementing Ordinance and are issued by the SFBC. We also adhere to the risk-based capital guidelines set forth by the BIS. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003, were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R. For further information about our risk-based capital guidelines, refer to “Item 4 – Information on the Company – Regulation and supervision.” The risk and capital position of the insurance business is taken into consideration when calculating the consolidated capital ratios. The methodology for doing so has changed with the effectiveness of the SFBC’s 2003 Decree on the capital treatment of Winterthur. According to the new decree, the capital charge for the insurance business will no longer be reflected as an addition to risk-weighted assets but as a reduction to the relevant regulatory capital amounts.

The following table sets forth our consolidated capital and BIS capital ratios:

December 31, in CHF m, except where indicated	2003	2002

Tier 1 capital	22,287	17,613
of which preferred securities	2,167	2,133
Total capital	33,207	28,311
BIS Tier 1 capital ratio	11.7%	9.0%
BIS total capital ratio	17.4%	14.4%

All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator.

In 2003, the Group issued subordinated debt of CHF 618 million, which qualifies as Lower Tier 2 (subordinated debt with a fixed maturity) for bank regulatory capital purposes.

For details on the components of our consolidated capital structure, refer to note 44 of the notes to the consolidated financial statements.

From time to time, the SFBC and BIS propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting regulations. Such proposals or interpretations could, if implemented in the future, affect our capital ratios and the measurement of our risk-weighted assets.

Contractual cash obligations and other commercial commitments
We have contractual obligations to make future payments under long-term bonds and mortgage-backed bonds, medium-term notes, long-term, non-cancelable lease agreements and other long-term obligations. Refer to “ – Off balance sheet arrangements” for further information on future cash payments associated with our contractual obligations pursuant to certain medium- and long-term debt operating leases on a consolidated basis as of December 31, 2003.

For information on our off-balance sheet commitments, refer to note 38 of the notes to the consolidated financial statements.

Credit Suisse First Boston Legal Entity

Organization
Credit Suisse First Boston believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. Credit Suisse First Boston legal entity is both the holding company for the institutional securities and asset management businesses as well as one of the principal operating entities. Credit Suisse First Boston manages liquidity within the business unit while recognizing the constraints of the legal entities comprising the business unit. As a result, Credit Suisse First Boston has established a comprehensive process for the management and oversight of its liquidity, funding and capital strategies. Credit Suisse First Boston’s Capital Allocation and Risk Management Committee, or CARMC, has primary oversight responsibility for these functional disciplines. CARMC reviews and approves liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

Credit Suisse First Boston’s Corporate Treasury department is responsible for the management of liquidity, long-term funding and capital and for relationships with liability holders and creditor banks. It also maintains regular contact with both rating agencies and regulators on liquidity and capital issues.

Liquidity management
Credit Suisse First Boston manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way Credit Suisse First Boston ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

Credit Suisse First Boston’s liquidity disciplines are segregated into two primary funding franchises:

  The bank funding franchise, including funds raised directly by Credit Suisse First Boston from stable deposit-based core funds and the interbank markets, and
  The non-bank funding franchise, with funds raised by non-bank subsidiaries, principally Credit Suisse First Boston (USA), Inc.
The majority of assets financed by the bank funding franchise, which largely includes assets in Credit Suisse First Boston and its principal regulated broker-dealers and bank subsidiaries, are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of resale agreements and securities borrowed, both of which are secured by government and agency securities, and marketable corporate debt and equity securities. In addition, Credit Suisse First Boston has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, Credit Suisse First Boston may carry significant levels of trading inventories. Other assets financed by the bank funding franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on Credit Suisse First Boston’s own balance sheet.

As part of its investment banking and fixed income markets activities, Credit Suisse First Boston also maintains positions in less liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. Credit Suisse First Boston typically funds a significant portion of less liquid assets, such as private equity investments, with long-term borrowings and shareholders’ equity. A large portion of these less liquid assets (with the exception of corporate loans) is financed through the non-bank funding franchise, which also provides most of the regulatory capital (equity and subordinated debt) in Credit Suisse First Boston’s broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of Credit Suisse First Boston is the “liquidity barometer,” which estimates the time horizon over which the adjusted market value of unencumbered assets exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of contingent obligations. The adjusted market value of unencumbered assets includes a reduction from market value, or “haircut,” reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. Contingent obligations include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. Credit Suisse First Boston’s objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that Credit Suisse First Boston is unable to access unsecured funding, it will have sufficient liquidity for an extended period. Credit Suisse First Boston believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business. Credit Suisse First Boston regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank funding franchise also has access to significant sources of secondary liquidity through its ability to access the secured funding markets (repurchase agreements, securities loaned and other collateralized financing arrangements), as these markets have proven reliable even in periods of market stress.

In 2004, Credit Suisse First Boston (USA), Inc. chose not to renew its previously outstanding unsecured 364-day USD 1.0 billion revolving credit facility with various banks. Credit Suisse First Boston, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2003, Credit Suisse First Boston maintained 3 such credit facilities that collectively totaled USD 1.45 billion (at March 31, 2004 there were 6 facilities totaling USD 2.45 billion). These facilities require Credit Suisse First Boston’s various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that Credit Suisse First Boston believes will not impair its ability to obtain funding. As of December 31, 2003, no borrowings were outstanding under any of the facilities.

Funding sources and strategy
The bank funding franchise’s assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include repurchase agreements and securities loaned. Unsecured funding is accessed through Credit Suisse First Boston’s substantial and historically stable core deposit base, and through the interbank markets. Additionally, Credit Suisse First Boston issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise’s assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to “Funding Activity Highlights.”

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholders’ equity. Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities or LIBOR. Depending upon prevailing market conditions, other borrowing costs are negotiated. Credit Suisse First Boston continually aims to broaden its funding base by geography, investor and funding instrument.

Credit Suisse First Boston lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. Credit Suisse First Boston generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. Additionally, Credit Suisse First Boston generally funds investments in subsidiaries with shareholders’ equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, Credit Suisse First Boston enters into subordinated long-term borrowings. At December 31, 2003, it had consolidated long-term debt of approximately CHF 63 billion, with approximately CHF 12 billion representing subordinated debt.

Certain of Credit Suisse First Boston’s subsidiaries enter into various transactions whereby commercial and residential mortgages and corporate bonds are sold to special purpose entities and beneficial interests in those entities are sold to investors. For the year ended December 31, 2003, proceeds and other related cash flows received from new securitizations of commercial mortgages, residential mortgages and bonds aggregated CHF 10.0 billion, CHF 43.6 billion and CHF 17.1 billion, respectively.

Funding Activity Highlights
In the non-bank funding franchise, Credit Suisse First Boston (USA), Inc. issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

Credit Suisse First Boston (USA), Inc. maintains a USD 15 billion shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities. At June 24, 2004, the entire amount was available for issuance.

Credit Suisse First Boston (USA), Inc. has been issuing longer-dated fixed income securities to extend the maturity profile of its debt. For the five months ended May 31, 2004, Credit Suisse First Boston (USA), Inc. issued USD 1.35 billion of 4.70% notes due 2009, USD 1.0 billion of 5.125% notes due 2014, and USD 1.14 billion of medium-term notes under its shelf registration statement. For the year ended December 31, 2003, CSFB (USA), Inc. issued USD 1.0 billion of 5 1/2 % notes due 2013, USD 300 million of 6 1/4 % notes due 2011, USD 1.0 billion of 3 7/8 % notes due 2009 and USD 1.2 billion in medium-term and index-linked notes under its shelf registration statement. In addition, in 2003 Credit Suisse First Boston (USA), Inc. issued USD 1.5 billion in medium-term notes under a USD 5 billion Euromarket program established in July 2001.

During the five months ended May 31, 2004, Credit Suisse First Boston (USA), Inc. repaid approximately USD 825 million of medium-term notes and USD 31 million of structured notes. During the year ended December 31, 2003, approximately USD 3.5 billion of medium-term notes and USD 23 million of structured notes were repaid.

As noted in the previous sections, the bank funding franchises’ principal source of unsecured funding is through Credit Suisse First Boston’s substantial and historically stable core deposit base, and through the interbank markets. Long-term unsecured funding is provided through the issuance of qualifying regulatory capital in the form of subordinated debt. During the year ended December 31, 2003, CSFB did not issue any new subordinated debt.

Credit ratings
As described above under “— Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity – Credit ratings”, the cost and availability of unsecured external funding is generally a function of our credit ratings. Credit ratings are especially important to Credit Suisse First Boston when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives.

A reduction in credit ratings could limit Credit Suisse First Boston’s access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its planning takes into consideration those contingent events associated with a reduction in its credit ratings.

The credit ratings assigned to the senior debt of Credit Suisse First Boston bank and Credit Suisse First Boston (USA), Inc. as of May 31, 2004 and their outlooks were as follows:

	Short-Term	Long-Term	Outlook

CSFB
Fitch	F-1+	AA-	Negative (October, 2002)
Moody's	P-1	Aa3	Stable (November, 2003)
Standard & Poor's	A-1	A+	Stable (December, 2003)
CSFB (USA), Inc.
Fitch	F-1+	AA-	Negative (October, 2002)
Moody's	P-1	Aa3	Stable (November, 2003)
Standard & Poor's	A-1	A+	Stable (December, 2003)

Capital resources and capital adequacy
Certain of Credit Suisse First Boston’s businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Credit Suisse First Boston’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business divisions as well as the regulatory capital requirements of its subsidiaries. Based upon these analyses, CSFB believes that its debt and equity base is adequate for current operating levels.

As a Swiss bank, Credit Suisse First Boston is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. Credit Suisse First Boston also adheres to the risk-based capital guidelines set forth by the BIS. The SFBC has advised the Group that Credit Suisse First Boston may continue to include as Tier 1 capital CHF 6.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R.

At Credit Suisse First Boston, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003, were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases all its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003).

The following table sets forth Credit Suisse First Boston’s consolidated capital and BIS capital ratios:

December 31, in CHF m, except where indicated	2003	2002

Tier 1 capital	12,062	10,596
of which preferred securities	1,025	1,023
Total capital	20,968	19,958
BIS Tier 1 capital ratio	13.6%	10.3%
BIS total capital ratio	23.6%	19.3%

All calculations through December 31, 2003, on the basis of Swiss GAAP.

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. For further information relating to capital ratios, refer to “Item 4 – Information on the Company – Regulation and supervision.”

Credit Suisse First Boston’s wholly owned subsidiary, Credit Suisse First Boston LLC is a registered broker-dealer, registered futures commission merchant and member firm of the NYSE. As such, it is subject to the NYSE’s net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm’s capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm’s net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2003, Credit Suisse First Boston LLC’s net capital of approximately USD 3.5 billion was 59% of aggregate debit balances and in excess of the minimum requirement by approximately USD 3.4 billion. Our OTC Derivatives Dealer, Credit Suisse First Boston Capital LLC, is also subject to the Uniform Net Capital Rule, but calculates its net capital requirements under Appendix F of Rule 15c3-1.

Other subsidiaries of Credit Suisse First Boston are subject to capital adequacy requirements. At December 31, 2003, CSFB and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

For further information on bank regulation, refer to “Item 4 – Information on the Company – Regulation and supervision.”

Credit Suisse Legal Entity

Organization
Funding for Credit Suisse is managed by the Division Treasury/ALM and overseen by an Asset and Liability Management Committee, or ALCO, which includes senior executives of the banking business of Credit Suisse as well as one senior risk officer of the Group. The ALCO meets on a monthly basis and reviews the current and prospective funding for Credit Suisse as well as the capital position and balance sheet development. It also monitors the adherence to internal risk limits and to the capital and liquidity ratios set by the guidelines of the SFBC.

The treasury function of Credit Suisse is centrally operated and monitors the daily liquidity and risk profile of Credit Suisse. Limits for interest rate and market risks are established by the ALCO and ultimately approved by the Board of Directors of Credit Suisse. The size of the limits depend on the natural variations of assets and liabilities, net interest income and general market conditions.

Liquidity management
Liquidity management principles applied by Credit Suisse aim to ensure that obligations from the withdrawal of deposits and drawings on committed and uncommitted credit lines can be met at any time. The liquidity position is calculated and monitored on a daily basis for cash management and liquidity planning purposes and is regularly tested against various scenarios as part of a liquidity contingency planning framework. The contingency plan lists a range of internal and market related measurement and monitoring requirements, defines stress levels as well as related early warning signs and ultimately provides a menu of solutions, which the firm’s Liquidity Crisis Committee can choose from in the event of a liquidity crisis. A portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only, is one of the key elements of the liquidity contingency plan. The liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide sufficient liquidity for an extended period in case of distressed market conditions allowing Credit Suisse to pursue its activities according to its business plans.

Funding sources and strategy
The majority of Credit Suisse’s assets consist of residential and commercial mortgages and secured and unsecured advances to a wide rage of borrowers including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments within Switzerland. Generally, these assets are in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, by customer type and by instrument.

Credit Suisse First Boston and Credit Suisse realigned their trading platforms in Switzerland effective September 1, 2003. This resulted in a balance sheet increase of CHF 23 billion for Credit Suisse, transferring both assets and liabilities from Credit Suisse First Boston to Credit Suisse. Credit Suisse has become the main source of Swiss franc funding within Credit Suisse Group, hence strengthening the entity’s position in the Swiss franc inter-bank market with direct access to both secured and unsecured wholesale funding.

Credit Suisse still benefits from a very strong retail and private customer deposit base, which is well diversified across customer categories, funding types and geography. Consistent with the nature of the loan portfolio, the type of instruments include time deposits and deposits callable on demand. While the contractual maturity of such deposits is typically under three months, these deposits have historically shown remarkable stability even under extreme market conditions. Additional sources of funding include short-term inter-company borrowings from Group entities (Credit Suisse First Boston and Winterthur) on a secured and unsecured basis.

Credit Suisse has traditionally issued long-term subordinated debt into the Swiss or European markets to obtain supplementary capital. At December 31, 2003, it had long-term debt (including the current portion) of CHF 5.3 billion, with CHF 3.6 billion representing third-party subordinated debt.

In 2003, Credit Suisse borrowed a total of CHF 618 million from Credit Suisse Group on a subordinated basis.

Credit ratings
The debt ratings of Credit Suisse as of May 31, 2004 and its outlooks were as follows:

	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Negative (October, 2002)
Moody's	P1	Aa3	Stable (November, 2003)
Standard & Poor's	A1	A+	Stable (November, 2002)

Customer deposits are generally less sensitive to changes in a bank’s credit ratings. We therefore believe that a moderate change in Credit Suisse’s ratings would not impair its funding sources.

Capital resources and capital adequacy
As a Swiss bank, Credit Suisse is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. Credit Suisse also adheres to the risk-based capital guidelines set forth by the BIS. All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases all its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). For further information relating to these capital ratios, refer to “Item 4 – Information on the Company – Regulation and supervision.”

The following table sets forth Credit Suisse’s consolidated capital and BIS capital ratios:

December 31, in CHF m, except where indicated	2003	2002

Tier 1 capital	7,362	6,118
Total capital	10,630	8,975
BIS Tier 1 capital ratio	8.2%	7.4%
BIS total capital ratio	11.8%	10.8%

All calculations through December 31, 2003, on the basis of Swiss GAAP.

“Winterthur” Swiss Insurance Company

Organization
The “Winterthur” Swiss Insurance Company, or Winterthur, comprises the insurance and the life and pensions businesses of Credit Suisse Group. Winterthur’s treasury operations are the responsibility of the Chief Investment Officer, or CIO, of Winterthur. Local country CIOs and treasurers work within the guidelines set by the head office and report to their head office counterparts.

Liquidity management
Overall liquidity needs are typically met through active day-to-day cash management that seeks to match anticipated cash inflows with budgeted cash requirements. In day-to-day cash management, the liquidity managers take advantage of global cash pooling among the Winterthur’s companies. To support this activity, Winterthur maintains close contacts with local and international companies including banks and corporations, where uncommitted lines of credit are in place. In addition, Winterthur’s liquidity needs are taken into account in the strategic asset allocation of its investment portfolios, which is based on asset and liability management considerations that track the duration of the assets against the duration of the liabilities. At December 31, 2003, Winterthur’s investment assets included CHF 79.9 billion of debt securities, CHF 5.6 billion of equity securities and CHF 5.0 billion of short-term investments. The bond portfolios, which consist predominantly of government securities, are highly liquid. For further information relating to asset allocation, refer to “ – Credit Suisse Financial Services – Investments for Life & Pensions and Insurance”.

Funding sources and strategy
The principal sources of funds for Winterthur are premiums from the insurance businesses, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments and, to a lesser extent, external borrowings. The liquidity requirements of Winterthur include benefits, surrenders and claims, operating expenses, interest on borrowings, purchases of investments and dividends to Credit Suisse Group.

Winterthur generally has not accessed the debt capital markets on a regular basis. However, the following bonds were outstanding at December 31, 2003:

  Winterthur Capital Ltd.: EUR 500 million aggregate principal amount of bonds, guaranteed by Winterthur, which mature in 2005; and
  Winterthur Insurance: CHF 500 million in bonds, which mature in 2006.
Credit ratings
Rating agencies assign two types of ratings to insurance companies: Insurer Financial Strength, or IFS, ratings and credit ratings.

IFS ratings provide an assessment of the financial strength of a company and its capacity to meet senior obligations to policyholders and contract holders on a timely basis. IFS ratings are assigned to the company itself, and no liabilities or obligations of the insurer are specifically rated unless otherwise stated. Because an insurer’s obligation to pay its claim and benefit obligations ranks senior to all other obligations, the IFS rating will typically be the highest rating assigned within the organization. We believe rating agencies consider several factors in determining Winterthur’s IFS ratings, including financial strategy, solvency characteristics, level of capital, operating performance, management quality, long-term competitive positioning, risk management policies and a broader outlook for the insurance industry.

Insurance agents and brokers, risk managers, financial planners, pension fund advisors, individual policyholders and claimants may use these ratings as an unbiased viewpoint as to Winterthur’s financial viability in support of insurance placement and buying decisions.

In contrast, borrowing costs and, when required, access to debt capital markets, depend significantly on Winterthur’s credit ratings. These ratings provide an assessment of overall credit quality at the unsecured senior level and the ability of an insurer to meet related obligations under a variety of stress scenarios.

Winterthur’s ratings as of May 31, 2004 and its credit rating outlooks were as follows:

	Short-Term	Long-Term	Outlook

A.M. Best	A+	-	-
Fitch IBCA Ltd.	A+	A	Stable (April, 2004)
Moody's	A1	-	Stable (November, 2003)
Standard & Poor's	A	A-	Negative (November, 2002)

Capital resources and solvency capital adequacy
Winterthur’s capital view incorporates a combination of regulatory, market and economic requirements; the highest requirement defines the constraint and drives the amount of capital it needs to maintain. Winterthur’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support anticipated needs.

The risk and capital position of Winterthur is taken into consideration when calculating the consolidated Credit Suisse Group capital ratios. The economic capital requirement as defined by the Group’s internal standards is the economic capital needed to remain solvent and in business even under extreme conditions. While several risk types are considered when deriving Winterthur’s economic capital requirements, primary components include the insurance, market and investment risk associated with its business portfolio.

In order to fulfill regulatory requirements, all of Winterthur’s insurance companies calculate their solvency on a local country level, generally on an annual basis. Internally, they review their solvency position on a quarterly basis.

For the year ended December 31, 2003 Winterthur calculated its group solvency according to Directive 98/78/EC of the European Parliament and of the Council of October 27, 1998 on the supplementary supervision of insurance undertakings in an insurance group. With effect from January 1, 2004, Winterthur has agreed a new measure of consolidated solvency with the Swiss Federal Office of Private Insurance (“FOPI”). This method is based on the existing EU group solvency approach and the Swiss stand alone solvency regulations, but simplifies the calculation by basing it predominantly on the Winterthur’s consolidated US GAAP financial statements. As of year-end 2003, Winterthur Swiss Insurance Company’s available solvency capital exceeded the minimum required solvency margin under both calculation methodologies.

Information Required by Industry Guide 6

Selected statistical information regarding the insurance business

The tables below set forth selected statistical information regarding the Group’s insurance business extracted from the consolidated financial statements.

Provisions for unpaid losses and loss adjustment expenses from the Insurance business

Loss and loss adjustment expenses, or LAE, are recorded as incurred. Provisions for losses and LAE are comprised of estimates of the amount of reported losses and LAE plus a provision for losses incurred but not reported, or IBNR. Provisions for reported claims are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. These estimates are made by loss adjusters on a case-by-case basis, or case reserves, based on known facts and interpretation of circumstances available at the valuation date. Actuarial techniques are then used to project future trends and to obtain an estimate of the ultimate cost of the reported losses and establish IBNR provisions to recognize the estimated losses and LAE for claims, which have occurred but have not been reported. Management relies on past loss experience adjusted for factors that would modify past loss experience and accepted actuarial techniques to estimate the IBNR provisions. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

The estimation of the provisions for losses and LAE is a complex and dynamic process influenced by various factors. It involves considerable judgment regarding the extrapolation of past claims experience into the future, and interpretations of current and future social attitudes, current and future legislative and judicial attitudes, and other economic, political and social factors. The effects of inflation are implicitly considered through the actuarial techniques employed to estimate provisions. Explicit assumptions on future inflation are used to estimate the ultimate loss to be paid.

Due to the nature of estimating future claims settlements, uncertainty underlies the assumptions inherent in any estimate for provisions. These estimates are reviewed regularly and, as experience develops and new information is available, the provisions are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they are determined and are accounted for as changes in estimates. Management believes, based on the information currently available, that the non-life provisions are adequate. However, the process of determining the provisions for losses and LAE involves risks that the actual results will deviate, perhaps substantially, from management’s best estimate.

Please refer to note 24 of the notes to the consolidated financial statements for further information on the provisions for losses and LAE.

Loss development tables
The tables at the end of this section set forth the year-end provisions from 1993 through 2003 and the subsequent changes in those provisions, presented on an historical basis for our non-life insurance business.

The data in the tables are presented in accordance with reporting requirements of the SEC. Care must be taken to avoid misinterpretation by those unfamiliar with such information or familiar with other data commonly reported by the insurance industry. The accompanying data are not accident year data, but rather a display of 1993-2003 year-end provisions and the subsequent changes in those provisions.

For example, the “cumulative surplus or deficiency” shown in the accompanying tables for each year represents the aggregate amount by which original estimates of provisions as of the respective year-end have developed in subsequent years. Accordingly, the cumulative deficiency for a year relates only to provisions at that year-end and such amounts are not additive. Expressed another way, if the original provisions at the end of 1993 and each subsequent year until final settlement included CHF 4 million for a loss that is finally settled in 2003 for CHF 5 million, the CHF 1 million deficiency (the excess of the actual settlement of CHF 5 million over the original estimate of CHF 4 million) would be included in the cumulative deficiencies in each of the years 1993-2002 shown in the accompanying table.

Effect of foreign exchange
It should be noted that due to the international scope of the non-life insurance business, changes in foreign exchange rates have a material impact on the movements shown in the tables. For example, the exchange rate movements in 1996 led to a significant increase in the re-estimated provisions. In order to quantify this effect, the tables show the overall surplus/(deficiency) including and excluding the impact of foreign exchange.

Factors contributing to surpluses and deficiencies
The strengthening of provisions for asbestos, pollution and other health hazards resulted in major cumulative deficiencies in net provisions for the years 1993-1996. The deferred gain on the reinsurance of H. S. Weavers as discussed below is reflected as a cumulative surplus on the run-off of years 1993 to 1999. During 1993-1996, a part of this cumulative surplus compensates the considerable strengthening of the provisions for H. S. Weavers.

The strengthening of provisions for Spanish Motor Liability and Medical Malpractice resulted in major cumulative deficiencies in net provisions for the years 1997-2002. Major changes in the claims handling process in Spain resulted in an improvement of the estimates of the case reserves on single bodily injury claims. Spain ceased writing medical malpractice insurance during the year 2002, which reduces the inherent risk in the provisions compared to the past. Management believes the current provisions are adequate.

In the years 1993-1998, General Casualty, one of Winterthur Group’s American non-life operations, contributed to the cumulative surplus on the net provisions. The net provisions held at the end of the years 1999-2002 show cumulative deficiencies at year-end 2003. Those deficiencies were driven by the strengthening of the provisions for Workmen’s Compensation (greater number of large claims than expected, unexpected increase in the mean cost per claim on the smaller claims) and larger costs than expected on claims resulting from excessive snow and ice in November 2000.

The large multinational business portfolio, which was sold to XL Capital effective July 1, 2001, contributed substantially to the adverse development of the net provisions held as at year-end 2000.

Overall, the other market units have contributed to cumulative profits on their net provisions in the years 1995-2002.

H. S. Weavers
H. S. Weavers was an underwriting agent that wrote business on behalf of Winterthur Group through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and, as a result, had significant exposure to asbestos, pollution and other health hazard claims, including breast implant claims. Provision is only made for health hazards that have resulted in reported claims. No provision has been made for exposures to emerging mass torts, such as electromagnetic fields, for which there is insufficient information available to indicate a liability.

Our Insurance business’s interest in H. S. Weavers is protected by a range of proportional and non-proportional reinsurance contracts arranged by H. S. Weavers, a significant part of which are unlimited by their nature.

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

To limit the exposure from this book of business, Winterthur Group has purchased retroactive reinsurance coverage effective July 1, 2000, from National Indemnity Company, or NICO. Under the agreement, NICO assumes all liabilities under the original contracts, all unallocated loss expense and the right and duty to administer the entire claims handling and reinsurance collections. The reinsurance provides coverage of up to USD 800 million against net losses including deficiencies under existing reinsurance compared to an estimated undiscounted exposure of USD 584 million as of July 1, 2000; therefore, Winterthur Group expects that the reinsurance coverage will protect it from future potential adverse development from this book of business.

As a result of this retroactive reinsurance transaction, Winterthur Group recorded a net deferred gain as of June 30, 2000 in the amount of CHF 404 million. The deferred gain resulted from the carried provision of CHF 954 million, which was net of existing reinsurance of CHF 258 million, exceeding the premium paid of CHF 550 million. The carried provision at June 30, 2000 and the respective premium paid was based on many factors, and is subject to the uncertainties described above. Specifically, the following key variables were considered:

  Range of estimated gross provisions: CHF 700 million to CHF 1,560 million including principally the consideration of policy coverages, the reasonable possibility of unfavorable jury awards and the range of magnitudes of such awards;
  Range of estimated net provisions: CHF 505 million to CHF 1,144 million, after consideration of reinsurance recoveries under treaties with other reinsurers;
  Estimated settlement period: up to a maximum of 40 years, estimated at a mean term of between six and eight years, and payment patterns within this period; and
  Range of discount rates: 6% to 7%.
Management’s best estimate for the provision was determined based on a relative weighting of the factors identified above. Based on an external review performed in August 2003 management updated its estimates as of December 31, 2003 as follows:

  Estimated undiscounted gross provisions of CHF 639 million, within a range of estimated gross provisions between CHF 492 million and CHF 1,052 million; and
  Estimated undiscounted net provisions of CHF 498 million, within a range of estimated net provisions between CHF 377 million and CHF 840 million.
As a result, the deferred gain was reduced by CHF 101 million and CHF 5 million in 2003 and 2002, respectively. The remaining deferred gain amounts to CHF 153 million compared to CHF 277 million in 2003 and 2002, respectively. The remaining deferred gain will be amortized to income over the estimated settlement period.

In the loss development tables, the effect of the deferred gain as of December 31, 2000 has been reflected in the re-estimated net provisions in the diagonal of the year 2000, with the result that the cumulative surplus is increased or the cumulative deficiency is reduced by CHF 381 million for each year presented up to 1999.

Discounted provisions
The data in the accompanying tables sets forth the discounting of certain provisions for annuity-type claims effects. To the extent permitted under the Group accounting policies, certain long-term accident claims are discounted to reflect the time value of money, due to the relatively long time period over which these claims are to be paid. Apparent deficiencies will continue to occur as the discount on these provisions unwinds. The impact of the unwinding of the discount has not been reflected in the accompanying tables. Because of these and other factors, it is difficult to develop a meaningful extrapolation of estimated future redundancies or deficiencies in provisions for losses and LAE from the data in the accompanying tables.

The following table shows the amount of discounted provisions held and discount amounts by country:

	Undiscounted reserves		Discount amounts		Discounted reserves		Discount rate, in %

December 31, in CHF m	2003	2002	2003	2002	2003	2002	2003	2002

Switzerland	1,305	1,204	495	457	810	747	3.3	3.3
Belgium	2,482	2,249	1,336	1,237	1,146	1,012	3.0	3.0
Other	102	97	32	30	70	67	6.0	6.0

Total	3,889	3,550	1,863	1,724	2,026	1,826	–	–

Acquired business
During 2001, Winterthur Group acquired CGU in Belgium. Their provisions are included in the following tables from 2001 onwards.

Divested business
During 1998, Winterthur Group divested its reinsurance operations by selling the US business and by fully reinsuring the part of the Swiss business that was in run-off. Effective July 1, 2000, Winterthur Group sold Republic Insurance Company, one of its US non-life insurance companies, to NICO and thereby eliminated significant exposure to asbestos, pollution and other health hazard risks. Effective July 1, 2001, Winterthur Group sold certain of its international operations to XL Capital Ltd. Winterthur retains an economic risk through June 30, 2004 for the operations sold to XL Capital Ltd.

In 2001, Winterthur Group disposed of Winterthur Swiss Insurance (Asia), Hong Kong and the Czech non-life portfolio, in 2002 of the Paris based and Austrian operations and in 2003 of the non-life operations in UK, Italy, Portugal, Singapore and Republic Underwriters Insurance Company in America. All the data relating to these divested businesses have been excluded from the following tables in accordance with reporting requirements of the SEC except for some of the international portfolios. As they were not managed separately from the remaining local business, they could not be excluded historically from the following tables. Their elimination is reflected as a payment in 2001.

The following table presents an analysis of the development of the consolidated provisions for losses and LAE, net of reinsurance recoverables. Net provisions at December 31 for the period from 1993 through 2003 and the subsequent changes in those provisions are as follows:

December 31, in CHF m	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Provisions for unpaid losses and LAE, net	7,290	7,529	8,282	10,168	10,931	11,342	11,864	11,376	11,353	12,194	13,141
Net paid (cumulative) as of:
One year later	1,746	1,682	2,140	2,362	2,385	2,611	3,414	3,800	2,407	3,000
Two years later	2,581	2,629	3,242	3,535	3,663	4,405	5,250	5,034	3,816
Three years later	3,168	3,245	3,921	4,376	5,021	5,657	6,056	6,005
Four years later	3,646	3,732	4,523	5,488	5,927	6,249	6,805
Five years later	4,009	4,186	5,443	6,093	6,356	6,834
Six years later	4,368	5,014	5,870	6,422	6,833
Seven years later	5,147	5,338	6,109	6,803
Eight years later	5,399	5,540	6,394
Nine years later	5,567	5,776
Ten years later	5,755

Net liability re-estimated as of:
One year later	7,138	7,235	8,879	10,154	10,814	11,536	11,686	11,486	11,172	12,487
Two years later	6,934	7,715	8,954	10,138	10,811	11,028	11,602	11,632	11,420
Three years later	7,421	7,922	8,990	10,188	10,442	10,947	11,537	11,898
Four years later	7,667	8,003	9,091	9,837	10,378	10,889	11,759
Five years later	7,734	8,145	8,753	9,813	10,341	11,059
Six years later	7,901	7,821	8,699	9,717	10,479
Seven years later	7,546	7,784	8,602	9,830
Eight years later	7,533	7,667	8,676
Nine years later	7,389	7,712
Ten years later	7,405

Cumulative surplus/(deficiency)	(115)	(183)	(394)	338	452	283	105	(522)	(67)	(293)

Cumulative surplus/(deficiency) excluding foreign exchange	(301)	(159)	(8)	306	551	420	(58)	(648)	(257)	(113)

The following table presents an analysis of the development of the consolidated provisions for losses and LAE, gross of reinsurance recoverables. Gross provisions at December 31 for the period from 1993 through 2003 and the subsequent changes in those provisions are as follows:

December 31, in CHF m	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Provisions for unpaid losses and LAE, gross	7,813	7,996	8,887	10,878	12,103	12,586	13,651	14,071	13,731	14,094	14,719
Gross paid (cumulative) as of:
One year later	1,846	1,778	2,284	2,574	2,676	2,780	3,235	5,000	3,078	3,446
Two years later	2,657	2,731	3,470	3,883	4,022	4,132	5,688	6,453	4,879
Three years later	3,315	3,470	4,286	4,780	4,904	5,602	6,660	7,683
Four years later	3,876	4,047	4,924	5,395	5,971	6,321	7,623
Five years later	4,323	4,543	5,336	6,108	6,510	7,111
Six years later	4,716	4,847	5,858	6,537	7,172
Seven years later	4,962	5,290	6,180	7,095
Eight years later	5,311	5,557	6,496
Nine years later	5,533	5,824
Ten years later	5,752

Gross liability re-estimated as of:
One year later	7,639	7,731	9,548	11,238	12,048	12,901	13,759	14,746	13,620	14,463
Two years later	7,414	8,249	9,863	11,184	12,074	12,481	13,698	14,381	14,000
Three years later	7,949	8,666	9,886	11,317	11,938	12,375	13,331	14,630
Four years later	8,373	8,737	10,098	11,179	11,843	12,047	13,538
Five years later	8,427	9,021	9,978	11,119	11,511	12,225
Six years later	8,711	8,950	9,923	10,806	11,628
Seven years later	8,615	8,903	9,621	10,904
Eight years later	8,582	8,616	9,553
Nine years later	8,272	8,515
Ten years later	8,158

Cumulative surplus/(deficiency)	(345)	(519)	(666)	(26)	475	361	113	(559)	(269)	(369)

Cumulative surplus/(deficiency) excluding foreign exchange	(701)	(634)	(340)	(180)	458	408	(135)	(781)	(581)	(196)

Information Required by Industry Guide 3

Selected statistical information regarding the banking business

The tables below set forth selected statistical information regarding the Group’s banking business extracted from the consolidated financial statements.

Banking average balances and interest rates

The following table sets forth average interest-earning assets, average interest-bearing liabilities and average rates for our banking businesses for the years presented. Month end balances were predominately used in computing the averages disclosed below. We believe these amounts approximate daily averages.

	2003				2002 1)			2001 1)

Year ended December 31, in CHF m	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
except where indicated	balance	income	rate in %	balance	income	rate in %	balance	income	rate in %

Assets
Cash and due from banks
Switzerland	6,307	40	0.63%	3,977	82	2.06%	6,710	313	4.66%
Foreign	12,425	81	0.65%	15,165	184	1.21%	17,685	833	4.71%
Interest bearing deposits with banks
Switzerland	746	12	1.61%	933	30	3.22%	412	9	2.18%
Foreign	1,147	27	2.35%	1,751	16	0.91%	6,639	76	1.14%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	7,790	220	2.82%	5,679	316	5.56%	6,394	379	5.93%
Foreign	252,619	5,032	1.99%	281,679	7,434	2.64%	297,170	14,514	4.88%
Trading assets
Switzerland	9,564	267	2.79%	10,635	572	5.38%	15,004	397	2.65%
Foreign	220,237	10,523	4.78%	200,593	10,425	5.20%	239,023	13,654	5.71%
Investment securities
Switzerland	2,344	110	4.69%	4,716	176	3.73%	4,621	217	4.70%
Foreign	18,006	660	3.67%	21,477	661	3.08%	23,217	863	3.72%
Loans
Switzerland	113,166	3,822	3.38%	112,337	4,291	3.82%	113,711	4,702	4.14%
Foreign	53,571	2,314	4.32%	57,483	2,446	4.26%	70,439	4,275	6.07%
Other interest-earning assets
Switzerland	463	2	0.43%	839	1	0.12%	557	0	0.00%
Foreign	31,909	1,053	3.30%	44,528	1,764	3.96%	34,075	1,839	5.40%

Interest-earning assets	730,294	24,163	3.31%	761,792	28,398	3.73%	835,657	42,071	5.03%

Specific allowance for losses	(7,347)			(8,496)			(10,531)
Non-interest-earning assets	165,410			156,234			154,328
Discontinued operations	2,398			18,164			0

Total assets	890,755			927,694			979,454

Percentage of assets attributable to foreign activities	79.06%			81.36%			82.93%

1) Prior years have not been adjusted for discontinued operations.

Banking average balances and interest rates (continued)

	2003				2002 1)			2001 1)

Year ended December 31, in CHF m	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
except where indicated	balance	expenses	rate in %	balance	expenses	rate in %	balance	expenses	rate in %

Liabilities
Deposits of banks
Switzerland	20,761	182	0.88%	21,092	295	1.40%	23,106	750	3.25%
Foreign	37,620	932	2.48%	33,342	691	2.07%	41,857	2,061	4.92%
Deposits of non-banks
Switzerland	84,374	536	0.64%	89,343	999	1.12%	91,724	2,288	2.49%
Foreign	91,045	1,754	1.93%	114,510	2,399	2.10%	96,002	4,062	4.23%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	19,518	278	1.42%	14,365	415	2.89%	13,777	980	7.11%
Foreign	215,408	4,376	2.03%	252,515	7,090	2.81%	261,470	14,641	5.60%
Trading liabilities
Switzerland	5,176	105	2.03%	5,463	338	6.19%	6,862	262	3.82%
Foreign	119,524	4,723	3.95%	98,721	3,990	4.04%	117,780	6,156	5.23%
Short-term borrowings
Switzerland	1,252	39	3.12%	97	1	1.03%	5	0	0.00%
Foreign	11,535	298	2.58%	11,978	236	1.97%	19,099	664	3.48%
Long-term debt
Switzerland	11,900	462	3.88%	12,616	567	4.49%	11,385	588	5.16%
Foreign	75,971	2,339	3.08%	89,362	3,637	4.07%	76,744	3,527	4.60%
Other interest-bearing liabilities
Switzerland	73	3	4.11%	64	0	0.00%	145	21	14.48%
Foreign	6,726	384	5.71%	3,036	315	10.38%	24,115	327	1.36%

Interest-bearing liabilities	700,883	16,411	2.34%	746,504	20,973	2.81%	784,071	36,327	4.63%

Non-interest-bearing liabilities	153,487			129,668			158,634
Discontinued operations	2,070			15,775			0

Total liabilities	856,440			891,947			942,705

Shareholders' equity	34,315			35,747			36,749

Total liabilities and shareholders' equity	890,755			927,694			979,454

Percentage of liabilities attributable to foreign activities	79.11%			83.11%			81.95%

1) Prior years have not been adjusted for discontinued operations.

The following table sets forth net interest income and the interest rate spread:

	2003		2002 1)		2001 1)

	Net	Interest	Net	Interest	Net	Interest
	interest	rate	interest	rate	interest	rate
	income	spread	income	spread	income	spread
Year ended December 31	in CHF m	in %	in CHF m	in %	in CHF m	in %

Switzerland	2,868	2.10%	2,853	2.10%	1,128	0.80%
Foreign	4,884	0.60%	4,572	0.70%	4,616	0.30%

Total net	7,752	1.00%	7,425	0.90%	5,744	0.40%

1) Prior years have not been adjusted for discontinued operations.

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors; the most significant factor is changes in global interest rates. Additional factors include changes in the mix of business of the Group, both geographic and product types and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

The following table shows selected margin information applicable to our banking businesses:

	Average rate

Year ended December 31	2003	2002	1)	2001	1)

Switzerland	2.04%	2.05%		0.77%
Foreign	0.83%	0.73%		0.67%

Net interest margin	1.06%	0.97%		0.69%

1) Prior years have not been adjusted for discontinued operations.

In 2003, the Swiss domestic interest rate spread remained stable at 2.1%, reflecting a relatively stable interest rate environment. The foreign interest rate spread decreased by 0.1% also reflected a generally stable interest rate environment.

Generally, interest rates continued to fall during 2003. On the asset side of the balance sheet, the most significant variation in return concerns the drop in the average rates earned from Swiss domestic investments and in particular the line item Central bank funds, SLB, repo. For liabilities, the average rate paid on Swiss domestic trading liabilities decreased from 6.2% in 2002 to 2.0% in 2003.

The Swiss domestic interest rate spread increased from 0.8% in 2001 to 2.1%, reflecting the low interest rate environment in Switzerland. The foreign interest rate spread increased slightly from 0.3% in 2001 to 0.7% in 2002. In 2002, both the domestic and foreign interest rate spreads increased as interest rates paid on liabilities declined more rapidly than interest rates earned on assets.

Analysis of changes in banking net interest income

The following table allocates, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for 2003 compared to 2002 and for 2002 compared to 2001. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.

	2003 vs. 2002 1)				2002 vs. 2001 1)

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average	Average	Net	Average	Average	Net
Year ended December 31, in CHF m	volume	rate	change	volume	rate	change

Cash and due from banks
Switzerland	48	(90)	(42)	(127)	(104)	(231)
Foreign	(33)	(70)	(103)	(119)	(530)	(649)
Interest-bearing deposits with banks
Switzerland	(6)	(12)	(18)	11	10	21
Foreign	(5)	16	11	(56)	(4)	(60)
Central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions
Switzerland	117	(213)	(96)	(42)	(21)	(63)
Foreign	(767)	(1,635)	(2,402)	(756)	(6,324)	(7,080)
Trading assets
Switzerland	(58)	(247)	(305)	(116)	291	175
Foreign	1,021	(923)	98	(2,194)	(1,035)	(3,229)
Investment securities
Switzerland	(88)	22	(66)	4	(45)	(41)
Foreign	(107)	106	(1)	(65)	(137)	(202)
Loans
Switzerland	32	(501)	(469)	(57)	(354)	(411)
Foreign	(167)	35	(132)	(786)	(1,043)	(1,829)
Other interest-earning assets
Switzerland	0	1	1	0	1	1
Foreign	(500)	(211)	(711)	564	(639)	(75)

Interest-earning assets
Switzerland	45	(1,040)	(995)	(327)	(222)	(549)
Foreign	(558)	(2,682)	(3,240)	(3,412)	(9,712)	(13,124)

Change in interest income	(513)	(3,722)	(4,235)	(3,739)	(9,934)	(13,673)

1) Prior years have not been adjusted for discontinued operations.

Analysis of changes in banking net interest income (continued)

	2003 vs. 2002 1)				2002 vs. 2001 1)

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average	Average	Net	Average	Average	Net
Year ended December 31, in CHF m	volume	rate	change	volume	rate	change

Deposits of banks
Switzerland	(5)	(108)	(113)	(65)	(390)	(455)
Foreign	89	152	241	(419)	(951)	(1,370)
Deposits of non-banks
Switzerland	(56)	(407)	(463)	(59)	(1,230)	(1,289)
Foreign	(493)	(152)	(645)	783	(2,446)	(1,663)
Central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions
Switzerland	149	(286)	(137)	42	(607)	(565)
Foreign	(1,043)	(1,671)	(2,714)	(501)	(7,050)	(7,551)
Trading liabilities
Switzerland	(18)	(215)	(233)	(53)	129	76
Foreign	840	(107)	733	(997)	(1,169)	(2,166)
Short-term borrowings
Switzerland	12	26	38	0	1	1
Foreign	(9)	71	62	(248)	(180)	(428)
Long-term debt
Switzerland	(32)	(73)	(105)	64	(85)	(21)
Foreign	(545)	(753)	(1,298)	580	(470)	110
Other interest-bearing liabilities
Switzerland	0	3	3	(12)	(9)	(21)
Foreign	383	(314)	69	(287)	275	(12)

Interest bearing liabilities
Switzerland	50	(1,060)	(1,010)	(83)	(2,191)	(2,274)
Foreign	(778)	(2,774)	(3,552)	(1,089)	(11,991)	(13,080)

Change in interest expense	(728)	(3,834)	(4,562)	(1,172)	(14,182)	(15,354)

Change in net interest income
Switzerland	(5)	20	15	(244)	1,969	1,725
Foreign	220	92	312	(2,323)	2,279	(44)

Total change in net interest income	215	112	327	(2,567)	4,248	1,681

1) Prior years have not been adjusted for discontinued operations.

Deposits

The following table presents information on deposits for the years indicated. Designation of Switzerland versus foreign is based upon location of the office receiving and recording the deposit. Month-end balances were predominantly used in computing the averages disclosed below. We believe these amounts approximate daily averages.

	2003				2002 1)			2001 1)

Year ended December 31, in CHF m	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
except where indicated	balance	expense	rate in %	balance	expense	rate in %	balance	expense	rate in %

Noninterest-bearing demand	17,369	–	–	8,131	–	–	13,022	–	–
Interest-bearing demand	38,388	129	0.3%	35,756	207	0.6%	31,957	372	1.2%
Savings deposits	41,773	282	0.7%	38,785	446	1.1%	37,939	565	1.5%
Time deposits	32,638	350	1.1%	44,222	715	1.6%	40,290	1,723	4.3%

Switzerland bank offices	130,168	761	0.6%	126,894	1,368	1.1%	123,208	2,660	2.2%

Noninterest-bearing demand	1,391	–	–	1,296	–	–	3,553	–	–
Interest-bearing demand	6,471	91	1.4%	4,268	91	2.1%	4,420	157	3.6%
Savings deposits	11	0	0.0%	12	0	0.0%	12	0	0.0%
Time deposits	114,519	2,552	2.2%	135,244	2,925	2.2%	138,071	6,344	4.6%

Foreign bank offices	122,392	2,643	2.2%	140,820	3,016	2.1%	146,056	6,501	4.5%

Total deposits	252,560	3,404	1.3%	267,714	4,384	1.6%	269,264	9,161	3.4%

1) Prior years have not been adjusted for discontinued operations.
The following table presents the aggregate of individual time deposits issued by Switzerland bank offices and foreign bank offices of our banking businesses in the CHF equivalent amounts of USD 100,000 or more, together with their remaining maturities:

December 31, 2003, in CHF m	Switzerland	Foreign	Total

3 months or less	9	13,966	13,975
Over 3 through 6 months	10	449	459
Over 6 through 12 months	10	6,185	6,195
Over 12 months	5	460	465

Certificates of deposit	34	21,060	21,094

3 months or less	31,132	85,298	116,430
Over 3 through 6 months	1,816	1,626	3,442
Over 6 through 12 months	844	1,311	2,155
Over 12 months	244	8,120	8,364

Other time deposits	34,036	96,355	130,391

Total time deposits	34,070	117,415	151,485

Deposits by foreign depositors in Swiss offices amounted to CHF 40,222 million, CHF 34,267 million and CHF 32,554 million at December 31, 2003, 2002 and 2001, respectively.

Short-term borrowings

The short-term borrowings of the Group’s banking operations consist of federal funds purchased, securities sold under agreements to repurchase, commercial paper, investment banking and brokerage borrowings, and other. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and investment banking and brokerage borrowings and other short-term borrowings are one year or less.

The following table shows details of the Group’s significant short-term borrowings:

Year ended December 31, in CHF m	2003	2002	1)	2001	1)

Central bank funds purchased and securities sold under repurchase agreements and securities lending transactions
Outstanding as of December 31	236,826	251,326		285,205
Maximum amount outstanding at any month-end during the year	254,999	290,185		292,901
Approximate average amount outstanding during the year	234,926	266,880		275,247
Interest expense for the year ended December 31	4,654	7,504		15,622
Approximate weighted-average interest rate during the year	2.0%	2.8%		5.7%
Approximate weighted-average interest rate at year-end	1.9%	2.4%		4.6%

Commercial papers
Outstanding as of December 31	7,306	4,963		7,481
Maximum amount outstanding at any month-end during the year	14,753	7,588		13,108
Approximate average amount outstanding during the year	6,674	4,859		6,874
Interest expense for the year ended December 31	134	125		173
Approximate weighted-average interest rate during the year	2.0%	2.6%		2.5%
Approximate weighted-average interest rate at year-end	1.0%	1.1%		1.7%

Other short-term borrowings
Outstanding as of December 31	4,137	4,933		14,666
Maximum amount outstanding at any month-end during the year	18,338	20,592		20,973
Approximate average amount outstanding during the year	6,113	7,216		12,230
Interest expense for the year ended December 31	203	112		491
Approximate weighted-average interest rate during the year	3.3%	1.6%		4.0%
Approximate weighted-average interest rate at year-end	3.3%	1.8%		4.6%

1) Prior years have not been adjusted for discontinued operations.

Investments portfolio

Banking business investment strategy
Investment strategy for our banking businesses is determined within the respective asset and liability management committee of each business. Exposures to market and interest rate risk are managed by modifying the components of the investment portfolio, either directly or through the use of derivatives. For additional information, refer to “Item 11 – Quantitative Disclosure About Market Risk – Market risk.”

The following table presents the carrying value of financial investments of our banking businesses:

December 31, in CHF m	2003	2002	1)	2001	1)

Debt securities issued by the Swiss Federal Government, cantonal or local government entities	470	624		1,772
Debt securities issued by foreign governments	17,604	18,274		19,207
Corporate debt securities	463	1,895		2,162
Other	1,281	2,670		407

Total debt securities	19,818	23,463		23,548

1) Prior years have not been adjusted for discontinued operations.

The following table analyzes the maturities and weighted-average yields of debt securities included in the financial investments of our banking businesses:

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
December 31, 2003, in CHF m	in CHF m	in %	in CHF m	in %	in CHF m	in %	in CHF m	in %	in CHF m

Debt securities issued by the Swiss Federal Govern- ment, cantonal or local government entities	42	2.20%	197	2.84%	224	2.72%	7	4.28%	470
Debt securities issued by foreign governments	5,654	2.19%	10,638	2.42%	1,310	3.12%	2	5.91%	17,604
Corporate debt securities	358	2.52%	105	1.92%	0	n/a	0	n/a	463
Other	407	0.73%	638	0.95%	190	0.18%	46	5.08%	1,281

Total debt securities	6,461	2.12%	11,578	2.34%	1,724	2.74%	55	5.01%	19,818

Since substantially all investment securities are taxable securities, the yields presented above are on a tax equivalent basis.

Banking loan portfolio

The following table shows the movements in the allowance for loan losses:

in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)

Balance January 1	7,297	9,245		10,698		11,804		12,264

Switzerland	953	1,236		952		863		923
Foreign	710	1,875		1,706		1,099		752

New provisions	1,663	3,111		2,658		1,962		1,675

Switzerland	(544)	(379)		(436)		(526)		(402)
Foreign	(525)	(277)		(528)		(372)		(518)

Releases of provisions	(1,069)	(656)		(964)		(898)		(920)

Net additions charged to income statement	594	2,455		1,694		1,064		755

Commercial	(1,418)
Consumer	(315)
Lease financings	(7)
Switzerland 2)	(1,740)
Banks	(55)
Commercial	(1,510)
Consumer	(22)
Public authorities	(5)
Foreign 2)	(1,592)

Gross write-offs	(3,332)	(3,661)		(3,643)		(3,093)		(2,332)

Commercial	29
Consumer	3
Switzerland 2)	32
Commercial	17
Foreign 2)	17

Recoveries	49	56		46		76		39

Net write-offs	(3,283)	(3,605)		(3,597)		(3,017)		(2,293)

Allowances acquired	27	0		2		313		0
Provisions for interest	155	187		400		248		475
Foreign currency translation impact and other adjustments, net	(294)	(985)		48		286		603

Balance December 31	4,496	7,297		9,245		10,698		11,804

Average loan balance	166,737	169,820		184,150		177,674		173,962
Ratio of net write-offs to average loans	1.97%	2.12%		1.95%		1.70%		1.32%

1) Prior years have not been adjusted for discontinued operations.
2) The split of gross write-offs and recoveries by Switzerland and foreign was implemented in 2003, and has not been applied retroactively.

The following table shows the analysis of the allowance for loan losses by region and sector:

	2003		2002 1)		2001 1)		2000 1)		1999 1)

		% of loans		% of loans		% of loans		% of loans		% of loans
		on each		on each		on each		on each		on each
		category to		category to		category to		category to		category to
December 31	in CHF m	total loans	in CHF m	total loans	in CHF m	total loans	in CHF m	total loans	in CHF m	total loans

Banks	0	0.0%	1	0.0%	2	0.0%	10	0.0%	9	0.0%
Commercial	2,320	1.5%	3,353	2.0%	4,798	2.9%	6,468	3.9%	7,956	5.3%
Consumer	690	0.4%	919	0.6%	832	0.5%	1,181	0.7%	1,540	1.0%
Public authorities	21	0.0%	18	0.0%	19	0.0%	18	0.0%	14	0.0%
Lease financings	21	0.0%	22	0.0%	24	0.0%	20	0.0%	18	0.0%

Switzerland	3,052	1.9%	4,313	2.6%	5,675	3.4%	7,697	4.6%	9,537	6.3%

Banks	9	0.0%	4	0.0%	7	0.0%	18	0.0%	13	0.0%
Commercial	1,383	0.9%	2,914	1.8%	3,442	2.0%	2,707	1.6%	2,076	1.4%
Consumer	45	0.0%	52	0.0%	113	0.1%	161	0.1%	29	0.0%
Public authorities	7	0.0%	14	0.0%	8	0.0%	115	0.1%	149	0.1%
Lease financings	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%

Foreign	1,444	0.9%	2,984	1.8%	3,570	2.1%	3,001	1.8%	2,267	1.5%

Total allowance for loan losses	4,496	2.8%	7,297	4.4%	9,245	5.5%	10,698	6.4%	11,804	7.8%

of which on principal	3,705	2.3%	6,212	3.7%	7,534	4.5%	8,655	5.2%	9,396	6.2%
of which on interest	791	0.5%	1,085	0.7%	1,711	1.0%	2,043	1.2%	2,408	1.6%

1) Prior years have not been adjusted for discontinued operations.

The following table summarizes gross write-offs of loans by industry:

Year ended December 31, in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)

Financial services	411	108		305		374		167
Real estate companies	321	712		734		893		738
Other services	106	298		523		618		272
Manufacturing	897	590		349		238		371
Wholesale and retail trade	188	320		263		191		176
Construction	101	173		316		198		112
Transportation	316	70		384		20		18
Health and social services	29	15		80		2		22
Hotels and restaurants	48	80		120		91		52
Agriculture and mining	51	177		31		96		40
Telecommunications	459	451		9		4		5
Non-profit and international organizations	2	2		8		6		27

Commercial	2,929	2,996		3,122		2,731		2,000

Banks	55	2		12		12		15
Consumer	336	657		509		347		307
Public authorities	5	0		0		0		4
Lease financings	7	6		0		3		6

Total gross write-offs	3,332	3,661		3,643		3,093		2,332

1) Prior years have not been adjusted for discontinued operations.

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:

December 31, in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)

Banks	13	1		416		426		349
Commercial	41,401	46,531		56,243		51,979		52,731
Consumer	67,594	61,973		55,223		53,191		45,444
Public authorities	1,627	1,708		2,449		1,619		1,999
Lease financings	3,481	3,230		2,915		2,447		1,458

Switzerland	114,116	113,443		117,246		109,662		101,981

Banks	7,176	8,017		11,209		8,597		8,527
Commercial	29,488	37,651		34,044		41,482		36,487
Consumer	14,414	12,587		12,428		14,556		12,483
Public authorities	797	1,583		1,765		2,200		1,939
Lease financings	129	148		169		2,416		1,301

Foreign	52,004	59,986		59,615		69,251		60,737

Loans, gross	166,120	173,429		176,861		178,913		162,718

Deferred expenses, net	106	179		267		254		244
Allowance for loan losses	(4,496)	(7,297)		(9,245)		(10,698)		(11,804)

Total loans, net	161,730	166,311		167,883		168,469		151,158

Percentage of allowance for loan losses	2.8%	4.4%		5.5%		6.4%		7.8%

1) Prior years have not been adjusted for discontinued operations.

The following table sets forth details of the loan portfolio by industry:

December 31, in CHF m	2003	2002	1)

Financial services	15,594	19,495
Real estate companies	14,681	15,195
Other services	10,544	13,994
Manufacturing	10,560	12,693
Wholesale and retail trade	6,824	7,281
Construction	3,553	4,163
Transportation	3,051	4,214
Health and social services	1,588	2,072
Hotels and restaurants	1,579	1,879
Agriculture and mining	2,083	1,748
Telecom	630	1,260
Non-profit and international organizations	202	188

Commercial	70,889	84,182

Car leasing	936	882
Real estate leasing	783	608
Leasing of capital goods	1,891	1,888

Lease financings	3,610	3,378

Banks	7,189	8,018
Consumers	82,008	74,560
Public authorities	2,424	3,291

Loans, gross	166,120	173,429

Deferred expenses, net	106	179
Allowance for loan losses	(4,496)	(7,297)

Total loans, net	161,730	166,311

1) Prior years have not been adjusted for discontinued operations.

The following table sets forth details of the loan portfolio by time remaining until contractual maturity:

				Loans with		Self-
	1 year	1 year to	After	no stated		amortizing
December 31, 2003, in CHF m	or less	5 years	5 years	maturity	1)	loans	2)	Total

Banks	13	0	0	0		0		13
Commercial	17,778	11,996	1,365	10,182		80		41,401
Consumer	19,992	33,158	3,064	10,190		1,190		67,594
Public authorities	589	773	154	111		0		1,627
Lease financings	0	0	0	0		3,481		3,481

Switzerland	38,372	45,927	4,583	20,483		4,751		114,116

Banks	1,082	1,678	4,402	14		0		7,176
Commercial	18,645	6,925	2,908	1,010		0		29,488
Consumer	9,165	2,463	1,957	829		0		14,414
Public authorities	288	404	98	7		0		797
Lease financings	0	0	0	0		129		129

Foreign	29,180	11,470	9,365	1,860		129		52,004

Loans, gross	67,552	57,397	13,948	22,343		4,880		166,120

of which fixed rate	59,518	52,013	9,608	0		4,880		126,019
of which variable rate	8,034	5,384	4,340	22,343		0		40,101

Deferred expenses, net								106
Allowance for loan losses								(4,496)

Total loans, net								161,730

1) Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2) Self-amortizing loans include loans with monthly interest and principal payments. These loans are principally consumer loans and lease financings.

Non-accrual loans

The following table sets forth management’s estimate of non-accrual loans, without giving effect to available security or related specific allowances:

										Interest income			Interest income
										which would have			which was
										been recognized			recognized

December 31, in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)	2003	2002	1)	2003	2002	1)

Switzerland	1,833	3,870		4,972		6,647		8,434		112	176		28	61
Foreign	1,080	2,485		2,988		1,531		1,786		66	150		15	30

Non-performing loans	2,913	6,355		7,960		8,178		10,220		178	326		43	91

Switzerland	1,615	1,986		2,261		3,191		4,218		101	157		0	0
Foreign	148	339		547		424		518		24	11		0	0

Non-interest earning loans	1,763	2,325		2,808		3,615		4,736		125	168		0	0

Total non-accrual loans	4,676	8,680		10,768		11,793		14,956		303	494		43	91

1) Prior years have not been adjusted for discontinued operations.
Potential problem loans

December 31, in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)

Switzerland	1,604	1,796		2,169		2,616		3,038
Foreign	397	1,612		2,514		3,766		555

Total potential problem loans	2,001	3,408		4,683		6,382		3,593

1) Prior years have not been adjusted for discontinued operations.

Restructured loans

										Interest income			Interest income
										which would have			which was
										been recognized			recognized

December 31, in CHF m	2003	2002	1)	2001	1)	2000	1)	1999	1)	2003	2002	1)	2003	2002	1)

Switzerland	21	52		114		157		380		3	4		2	3
Foreign	259	229		0		111		39		8	18		7	13

Total restructured loans	280	281		114		268		419		11	22		9	16

1) Prior years have not been adjusted for discontinued operations.

For additional information about non-performing loans and potential loan problems, refer to “Item 11 – Quantitative Disclosure About Market Risk – Credit risk for the banking businesses.”

Cross-border outstandings

Cross-border outstandings represent net claims against non-local country counterparties. These include loans plus accrued interest, acceptances, interest earning deposits with other banks, other interest earning investments and any other monetary assets, including securities. To the extent material local currency outstandings are hedged or are funded by local currency borrowings, such amounts are not included as cross border outstandings.

The following table represents cross-border outstandings as of the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 0.75% of our total banking assets at December 31, 2003, 2002 and 2001. Deducted from the gross outstandings are guaranteed or secured loans, provided the political and transfer risks are also covered explicitly by the guarantee or security.

		Commercial				Net local
		(includes				country
		lease		Public		assets over	Commit-
in CHF m	Banks	financings)	Consumer	authorities	Subtotal	liabilities	ments	Total

December 31, 2003
United States	11,544	23,936	780	490	36,750	0	81,783	118,533
Germany	21,216	11,177	1,078	926	34,397	45	3,434	37,876
United Kingdom	7,305	5,723	1,049	117	14,194	0	4,722	18,916
Italy	6,327	6,148	215	4,037	16,727	365	1,166	18,258
France	7,256	5,233	341	143	12,973	861	2,584	16,418
Cayman Islands	676	6,567	73	0	7,316	0	1,559	8,875
The Netherlands	5,734	4,482	2,254	38	12,508	0	1,510	14,018
Spain	1,875	3,659	53	1,625	7,212	0	413	7,625
Japan	444	3,627	125	91	4,287	4,819	187	9,293

December 31, 2002 1)
United States	3,616	13,098	655	1,598	18,967	52,776	86,755	158,498
Germany	41,066	10,108	707	9,829	61,710	0	4,259	65,969
United Kingdom	11,961	11,673	788	332	24,754	0	9,297	34,051
Italy	12,520	2,805	132	3,283	18,740	0	572	19,312
France	4,762	4,554	268	1,072	10,656	871	5,256	16,783
Cayman Islands	386	9,802	246	27	10,461	0	2,308	12,769
The Netherlands	4,468	2,887	1,344	384	9,083	18	1,058	10,159
Spain	3,398	1,516	50	3,109	8,073	0	280	8,353
Luxembourg	1,698	3,693	989	46	6,426	403	989	7,818
Japan	2,921	2,804	95	701	6,521	0	348	6,869

December 31, 2001 1)
United States	7,225	11,601	169	1,863	20,858	21,233	141,222	183,313
Germany	38,244	7,949	948	12,974	60,115	0	935	61,050
United Kingdom	8,813	13,555	415	1,024	23,807	0	10,638	34,445
Italy	18,088	2,623	421	5,111	26,243	0	160	26,403
France	9,119	5,428	207	928	15,682	100	2,318	18,100
The Netherlands	4,221	4,632	491	847	10,191	0	821	11,012
Spain	1,905	1,259	535	4,719	8,418	0	39	8,457
Belgium	5,727	470	71	1,495	7,763	0	62	7,825
Japan	2,100	3,882	322	534	6,838	0	330	7,168
Canada	793	1,337	167	1,677	3,974	79	3,100	7,153

1) Certain minor definitional changes were implemented in 2003. Prior periods have not been restated to reflect the current presentation and have not been adjusted for discontinued operations.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors of Credit Suisse Group

Membership and qualifications
The Articles of Association provide that the Board of Directors, or the Board, shall consist of a minimum of seven members. Credit Suisse Group believes that the size of the Board must be such that the standing committees can be staffed with qualified members, but, at the same time, the Board must be small enough to enable an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the Articles of Association for a staggered board. One year of office is understood to be the period of time from one ordinary General Meeting of Shareholders to the close of the next ordinary General Meeting of Shareholders. While the Articles of Association do not provide for any age or term limitations, Credit Suisse Group’s Internal Regulations Governing the Conduct of Business specify that the members of the Board shall retire at the ordinary General Meeting of Shareholders in the year in which they reach age 70. None of the Group’s directors has a service contract with the Group or any of its subsidiaries providing for benefits upon termination of their service.

The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on a set of criteria established by the committee. The committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In its assessment of candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. Any newly appointed director participates in an orientation program to familiarize himself or herself with Credit Suisse Group’s organizational structure, strategic plans, significant financial, accounting and risk matters and other important issues.

Independence
The Board currently consists only of directors who have no executive functions within the Group and includes a majority of independent directors, as determined by the Board in its sole discretion, taking into account the factors set forth in the Internal Regulations Governing the Conduct of Business, the Committee Charters and applicable laws and listing standards. The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of its subsidiaries, is not and has not been for the prior three years an employee or affiliate of the Group’s external auditor and does not maintain, in the sole determination of the Board, a material direct or indirect business relationship with Credit Suisse Group or any of its subsidiaries. No Board member is considered independent if he or she is part of an interlocking directorate in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. The Credit Suisse Group independence definition is substantially the same as the NYSE definition with the exception that its own independence requirements do not include a technical three-year look-back period for an interlocking directorate, in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member.

Whether or not a relationship between Credit Suisse Group or any of its subsidiaries and a member of the Board is considered material depends in particular of the following factors:

  The volume and the size of any transactions concluded in relation to the financial status and credit rating of the board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer.
  The terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of similar credit standing.
  Whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with parties that are not related to a Board member.
  Whether the transactions are performed in the ordinary course of business.
  Whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third-party provider on comparable terms and conditions.
Meetings
The Board holds at least six regular, generally full-day meetings per year. In addition, the Board convenes as often as required to discuss any urgent matters. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management to attend the meetings. Generally, all members of the Group Executive Board attend the meetings to ensure an effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Board responsibilities
By establishing the Internal Regulations Governing the Conduct of Business of Credit Suisse Group, the Board has delegated the management of the company and the preparation and implementation of its resolutions to committees of the Board and to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and Credit Suisse Group’s Articles of Association.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses the Group’s competitive position and approves strategic and financial plans. At each meeting, the Board receives a status report on the financial results of the Group. In addition, the Board regularly receives management information packages, which provide detailed information on the performance and financial status of the Group as well as risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues as deemed appropriate or as requested. All members of the Board have access to all information concerning the Group. Should a member of the Board require information or wish to review Group documents outside a meeting, he or she can address this request to the Chairman of the Board.

The Board also reviews and approves significant changes in the Group’s structure and organization and is actively involved in significant projects including acquisitions, divestitures and major investments. The Board also performs a self-assessment once a year.

Board Committees
The Board currently has four standing committees, the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year.

Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman of the Board and not less than two other members, a majority of whom must be independent pursuant to its charter. The current members are: Walter B. Kielholz (Chairman), Peter Brabeck-Letmathe, Hans-Ulrich Doerig, Aziz R.D. Syriani and Peter F. Weibel. The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets once a month. The Chairman may ask members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as counselor to the Chairman and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee has the responsibility to develop and recommend to the Board a set of Corporate Governance Guidelines and to review these guidelines from time to time. At least annually, the Chairman’s and Governance Committee reviews the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the committee, subject to applicable laws and regulations.

Moreover, at least annually, the Chairman’s and Governance Committee reviews and evaluates the performance of the Chairman of the Board and the Co-Chief Executive Officers and makes recommendations to the Board. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Group Executive Board. The Chairman’s and Governance Committee also reviews with the Chairman and the Co-Chief Executive Officers the succession plans relating to positions held by senior executive officers of the Group and makes recommendations to the Board with respect to the selection of individuals to occupy these positions.

Audit Committee
The Audit Committee consists of not less than three members, all of whom must be independent pursuant to the Audit Committee charter. The current members are: Peter F. Weibel (Chairman), Thomas D. Bell, Aziz R.D. Syriani and David W. Syz. The Audit Committee has its own charter, which has been approved by the Board.

Pursuant to its charter, the members of the Audit Committee are subject to additional independence requirements, which exceed those applied to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from the Group other than their regular compensation as Board and Audit Committee members. In line with the Audit Committee charter, all Audit Committee members must be financially literate. In addition, they may not serve on the audit committee of more than two other companies, unless the Board deems that such membership would not impair the member’s ability to serve on Credit Suisse Group’s Audit Committee. All of the Group’s Audit Committee members meet these standards.

The Audit Committee meets at least quarterly prior to the publication dates of the financial statements. The meetings are attended by management representatives as required in light of the meeting agenda. In addition, the head of Internal Audit and senior representatives of the External Auditor attend the meetings.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by monitoring and assessing the integrity of the financial statements and disclosures of the financial condition, results of operations and cash flows of the Group, monitoring processes designed to ensure compliance by the Group with legal and regulatory requirements, monitoring the qualifications, independence and performance of the External and Internal Auditors and monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls. The Audit Committee also pre-approves the retention of and fees paid to the External Auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy, which is designed to help ensure that the independence of the External Auditor is maintained. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by the External Auditor to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The External Auditor is required to periodically report to the Audit Committee regarding the extent of services provided by the External Auditor and the fees for the services performed to date. For additional information, refer to “Item 16c – Principal Accountant Fees and Services.”

Compensation Committee
The Compensation Committee consists of not less than three members, a majority of whom must be independent pursuant to its charter. The current members are: Aziz R. D. Syriani (Chairman), Robert H. Benmosche and Peter Brabeck-Letmathe. The Compensation Committee has its own charter, which has been approved by the Board. Besides a number of shorter meetings throughout the year as needed to perform its duties and responsibilities, the Compensation Committee has two main meetings per year, where it convenes for the primary purpose of reviewing the performance of the business units and the respective management teams, and determining and approving the overall compensation pools, the compensation payable to the members of the Executive Boards of the Group and its two business units, Internal Audit and other members of senior management. Other duties and responsibilities include the approval of compensation plans and the overall amount of the performance-related compensation. Under Swiss law, the shareholders approve the creation of conditional capital used for the purposes of providing shares under applicable employee benefit plans. In order to support the analysis and diligence of the work of the Compensation Committee, an independent global compensation consulting firm specialized in supporting companies in their compensation decisions and processes has been retained by the committee. Further information on the compensation philosophy of the Group can be found in the section on “Compensation” below.

Risk Committee
The Risk Committee consists of not less than three members. The current members are: Hans-Ulrich Doerig (Chairman), Thomas W. Bechtler, Noreen Doyle and Ernst Tanner. The Risk Committee has its own charter, which has been approved by the Board. The Risk Committee generally meets four times a year. Its main duties are to assist the Board in assessing the different types of risk and the risk management structure, organization and processes in the Group. The Risk Committee approves selected risk limits and makes recommendations to the Board on all its risk-related responsibilities including the review of major risk management and capital adequacy requirements.

Members of the Board of Directors and the Committees
Walter B. Kielholz

Chairman 1)

Peter Brabeck-Letmathe

Vice-Chairman 1) 2)

Hans-Ulrich Doerig

Vice-Chairman 1) 4)

Thomas W. Bechtler 4)

Thomas D. Bell 3)

Robert H. Benmosche 2)

Noreen Doyle 4) 5)

Aziz R. D. Syriani 1) 2) 3)

David W. Syz 3) 5)

Ernst Tanner 4)

Peter F. Weibel 1) 3) 5)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz

2) Member of the Compensation Committee, chaired by Aziz R. D. Syriani

3) Member of the Audit Committee, chaired by Peter F. Weibel

4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig 5) since April 30, 2004

The composition of the Boards of Directors of the Group’s principal subsidiaries, Credit Suisse, Credit Suisse First Boston, “Winterthur” Swiss Insurance Company and Winterthur Life, is the same as the composition of the Board of Directors of Credit Suisse Group.

Changes in the Board of Directors
Marc-Henri Chaudet retired from the Board of Directors as per Credit Suisse Group’s Annual General Meeting on April 30, 2004.

Walter B. Kielholz

Born 1951, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Chairman of the Board of Directors and the Chairman’s and Governance Committee since January 1, 2003. Prior to that appointment, Mr. Kielholz served as Vice-Chairman of the Board (from May 31, 2002 to December 31, 2002) and Chairman of the Audit Committee (from May 28, 1999 to December 31, 2002). He was first appointed to the Board in 1999. His term expires at the Annual General Meeting in 2006. The Board has determined him to be independent under the Group’s independence standards.

Walter B. Kielholz studied Business Administration at the University of St. Gallen, and graduated in 1976 with a degree in Business Finance and Accounting.

His career began at the General Reinsurance Corporation, Zurich. After working in the United States, the United Kingdom and Italy, he assumed responsibility for the company’s European marketing. In 1986, he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, at the beginning of 1989. He became a member of Swiss Re’s Executive Board in January 1993 and was Swiss Re’s Chief Executive Officer from January 1, 1997 to December 31, 2002. A Board member since June 1998, the Board of Directors of Swiss Re appointed him Vice-Chairman with effect from January 1, 2003. Walter B. Kielholz is a member of the International Association for the Study of Insurance Economics (“The Geneva Association”), President of the foundation Avenir Suisse, member of the Board of Trustees of the Lucerne Festival and Chairman of the Zurich Art Society.

Peter Brabeck-Letmathe

Born 1944, Austrian Citizen

Nestlé SA

Avenue Nestlé 55

1800 Vevey, Switzerland

Vice-Chairman of the Board, member of the Chairman’s and Governance Committee since 2003 and member of the Compensation Committee since 2000 (Chairman from 2000 to 2004). Mr. Brabeck-Letmathe was first appointed to the Board in 1997. He served as Lead Independent Director from March 2001 until the end of 2002. His term as a member of the Board expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Peter Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduation in 1968, he joined Nestlé’s sales operations in Austria. His career within Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé. Since 1997, he has also been a member of Nestlé’s Board of Directors, currently serving as its Vice-Chairman (since 2001).

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997) and Roche Holding SA, Basel (since 2000). He is also Deputy Chairman of the Board of The Prince of Wales International Business Leaders Forum and a member of ERT (European Round Table of Industrialists), the Bretton Woods Committee’s International Council, Avenir Suisse and the World Economic Forum.

Hans-Ulrich Doerig

Born 1940, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Full-time Vice-Chairman of the Board and Chairman of the Risk Committee since 2003. Prior to that appointment, Mr. Doerig served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and Chief Risk Officer from 1998 until 2002. His term as a member of the Board expires at the Annual General Meeting in 2006.

After completing his studies at the St. Gallen University with degrees in Economics and Law, including a doctorate received in 1968, and after five years at JP Morgan in New York, he joined Credit Suisse in 1973. In 1982, he was appointed a member of the Executive Board of Credit Suisse with responsibilities for the multinational division, securities trading, capital markets, corporate finance and commercial banking Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Directors of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997 he served as Chief Executive Officer of Credit Suisse First Boston.

Mr. Doerig is a member of the International Advisory Board of Ebara, Tokyo, and serves as a member of the Board of the University of Zurich. In addition, he is a member of the supervisory bodies of various foundations and academic, arts, humanitarian and professional organizations. Mr. Doerig has published several books on finance.

Thomas W. Bechtler

Born 1949, Swiss Citizen

Seestrasse 21

8700 Küsnacht, Switzerland

Member of the Board since 1994 and member of the Risk Committee since 2003. From 1999 to 2003 he served on the Audit Committee and from 2003 to 2004 on the Compensation Committee. His term as a member of the Board expires at the Annual General Meeting in 2005.

Thomas W. Bechtler studied Law at the universities of Zurich and Geneva. After graduating in 1973, he obtained a Master of Laws degree from Harvard University, Cambridge, in 1975 and a doctorate from Zurich University in 1976. Mr. Bechtler is the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug, both largely family-owned companies owning Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht. Mr. Bechtler has been Chairman of the latter companies since 1994 and 1992, respectively. Banking subsidiaries of the Group maintain significant banking relationships with Mr. Bechtler or companies affiliated with him.

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederwenigen (since 1987), Conzzetta Holding AG, Zurich (since 1987), Sika AG, Baar (Vice-Chairman; since 1989), and Swiss Reinsurance Company, Zurich (since 1993). Mr. Bechtler is a member of the Board of Trustees of Swisscontact, Zurich.

Thomas D. Bell

Born 1949, US Citizen

Cousins Properties Inc.

2500 Windy Ridge Parkway

Suite 1600

Atlanta, GA 30339, USA

Member of the Board and the Audit Committee since 2002. His term as a member of the Board expires at the Annual General Meeting in 2007. The Board has determined Mr. Bell to be independent under the Group’s independence standards.

Thomas D. Bell serves as Vice Chairman of the Board (since 2000) and President and Chief Executive Officer (since 2002) of Cousins Properties Inc., a diversified real estate development company based in Atlanta. Prior thereto, Mr. Bell spent ten years at Young & Rubicam Inc., New York, retiring as Chairman and Chief Executive Officer when it was merged with the WPP Group.

During the Reagan administration, Mr. Bell chaired the Committee on the Next Agenda, which focused on prioritizing issues for President Reagan’s second term. He also chaired the Workforce 2000 Advisory Committee for the U.S. Secretary of Labor.

Mr. Bell serves on the boards of Lincoln Financial Group, Philadelphia (since 1988), Regal Entertainment Group, Knoxville (since 2002), AGL Resources Inc, Atlanta (since 2003), and the US Chamber of Commerce (since 1998).

Mr. Bell served as a senior advisor to Credit Suisse First Boston from September 2001 to January 2002, advising management on the company’s real estate activities.

Robert H. Benmosche

Born 1944, US Citizen

Metropolitan Life Insurance Company

One Madison Avenue

New York, NY 10010, USA

Member of the Board since 2002 and member of the Compensation Committee since 2003. His board term expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Robert H. Benmosche has been Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, since the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, since 1998. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years, most recently in the position of an Executive Vice President and a member of the company’s Board of Directors. He received a B.A. degree in mathematics from Alfred University in 1966.

Noreen Doyle

Born 1949, US and Irish Citizen

European Bank for Reconstruction and Development

One Exchange Square

London EC2A 2JN, UK

Member of the Board and the Risk Committee since 2004. Her board term expires at the Annual General Meeting in 2007. The Board has determined Ms. Doyle to be independent under the Group’s independence standards.

Noreen Doyle was appointed First Vice President and Head of Banking of the European Bank for Reconstruction and Development (“EBRD”) on September 1, 2001. She joined the EBRD in 1992 as head of syndications, was appointed chief credit officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Noreen Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London, most recently as Managing Director, European loan syndications.

Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971 and an MBA from The Amos Tuck School of Business Administration at Dartmouth College, New Hampshire, in 1974.

She currently serves on the Board of Overseers of the Amos Tuck School of Business Administration. In the past, she has served on the supervisory boards of Budapest Bank in Hungary (from 1996 to 2001), and of BNP Dresdner Bank in Bulgaria (from 1995 to 2001). She was also a member of the investment advisory board of the Alliance ScanEast Fund and has served on the Board of Trustees of The College of Mount Saint Vincent.

Aziz R. D. Syriani

Born 1942, Canadian Citizen

The Olayan Group

111 Poseidonos Avenue

P.O. Box 70228

Glyfada, Athens 16610, Greece

Member of the Board since 1998, member of the Chairman’s and Governance Committee and of the Audit Committee since 2003 (Chairman from 2003 to 2004). His board term expires at the Annual General Meeting in 2007. The Board has determined Mr. Syriani to be independent under the Group’s independence standards.

Aziz R.D. Syriani holds a law degree from the University of St. Joseph in Beirut (granted in 1965) and a Master of Laws degree from Harvard University, Cambridge (granted in 1972). Mr. Syriani has been with the Olayan Group since 1978 and currently serves as President (since 1978) and Chief Executive Officer (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the board of Occidental Petroleum Corporation, Los Angeles (since 1983), where he currently is the Chairman of the Audit Committee.

David W. Syz

Born 1944, Swiss Citizen

Chapfstrasse 110

8126 Zumikon, Switzerland

Member of the Board and the Risk Committee since 2004. His board term expires at the Annual General Meeting in 2007. The Board has determined Mr. Syz to be independent under the Group’s independence standards.

After completing his studies at the Zurich University law school and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau in 1973, David W. Syz started his career as Assistant to Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also Chief Executive Officer of Cerberus AG, Männedorf. In 1985, David Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed Chief Executive Officer and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG (SIG), Neuhausen.

Appointed State Secretary in May 1999, David Syz took charge of the new State Secretariat for Economic Affairs on July 1, 1999, a function from which he retired effective March 31, 2004.

Since 2004, Mr. Syz has been the Vice-Chairman of the Board of Huber & Suhner AG, Pfäffikon. Prior to his appointment as State Secretary in 1999, he served on the Boards of Huber & Suhner AG, Pfäffikon; Georg Fischer AG, Schaffhausen; SIG, Schweizerische Industrie Gesellschaft AG, Neuhausen; Pestalozzi und Co. AG, Dietikon; and Banque Nationale de Paris (Suisse) SA, Zurich.

Ernst Tanner

Born 1946, Swiss Citizen

Chocoladenfabriken Lindt & Sprüngli AG

Seestrasse 204

8802 Kilchberg, Switzerland

Member of the Board since 2002 and member of the Risk Committee since 2003. His board term expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Ernst Tanner is Chairman of the Board (since 1994) and Chief Executive Officer (since 1993) of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SWX Swiss Exchange. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently in the capacity of Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the board of The Swatch Group, Biel (since 1995). He is also a member of the Board of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy. In addition, he has served on the Board of Adecco SA, Wallisellen from 2000 to June, 2004.

Peter F. Weibel

Born 1942, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Member of the Board and Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the Annual General Meeting in 2007. The Board has determined Mr. Weibel to be independent under the Group’s independence standards and an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate received in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined UBS in its Central Accounting Department in 1975 and later became a Senior Vice President in its Corporate Banking Division. In 1988, he was appointed Chief Executive Officer of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, in the summer of 2003 and thereafter joined the Boards of Credit Suisse, Credit Suisse First Boston and the two main Winterthur entities.

Mr. Weibel is a member of the Board of the Greater Zurich Area AG and a member of the Nominating Committee of the Swiss-American Chamber of Commerce. He also serves as Chairman of the Pestalozzi Foundation and of the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut

Born 1932, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he stepped down as Chairman of the Board, a position he had held since 1986. Mr. Gut is the Chairman of the Board of Directors of Nestlé SA, Vevey (since 2000, Vice-Chairman since 1991 and member of the Board since 1981). Mr. Gut is also Vice-Chairman of the Board of L’Oréal SA, Paris (since 2004, member since 2000).

As Honorary Chairman, Mr. Gut maintains an office at Credit Suisse Group. However, he does not have any formal function and does not attend the meetings of the Board of Directors.

Secretaries of the Board of Directors
Pierre Schreiber

Béatrice Fischer

Management

Group Executive Board
The Board of Directors generally delegates management authority and the power to implement its resolutions to executive management bodies or executive officers. The most senior executive body is the Group Executive Board. No significant management duties or responsibilities have been transferred to third parties.

Members of the Group Executive Board
Oswald J. Grübel

Co-Chief Executive Officer

John J. Mack

Co-Chief Executive Officer

Walter Berchtold 1)

Brady W. Dougan 2)

Brian D. Finn 2)

Renato Fassbind 3)

Leonhard H. Fischer 1)

David P. Frick 2) 4)

Ulrich Körner 2)

Philip K. Ryan 5)

Richard E. Thornburgh

Urs Rohner 3)

Stephen R. Volk 2)

Barbara A. Yastine 1)

  1) Since July 1, 2003
  2) Since January 1, 2003
  3) Since June 1, 2004
  4) Ex-officio member since June 1, 2004
  5) Until August 5, 2004
Changes in Management Structure
Effective July 1, 2003, Walter Berchtold, then Head of Trading & Sales at Credit Suisse Financial Services, Leonhard H. Fischer, Chief Executive Officer of Winterthur Group, and Barbara A. Yastine, Chief Financial Officer of Credit Suisse First Boston, were appointed members of the Group Executive Board and effective July 23, 2003, Jeffrey M. Peek, until then Head of Credit Suisse First Boston’s Financial Services Division, retired from the Group Executive Board. Effective March 31, 2004, Alex Widmer retired from his function as Head of Private Banking at Credit Suisse Financial Services and left the Group Executive Board. As of April 1, 2004, Walter Berchtold assumed responsibility for all of Credit Suisse Financial Services’ banking operations. Effective June 1, 2004, Renato Fassbind joined the Group Executive Board as the designated Chief Financial Officer, assuming this function effective August 5, 2004. The current Chief Financial Officer, Philip K. Ryan will retire from the Group Executive Board as of August 5, 2004. Also effective June 1, 2004, Urs Rohner became Group General Counsel and Head of the Group Corporate Center and was appointed a member of the Group Executive Board, while David P. Frick, who became Head of Group Legal and Compliance, remains on the Group Executive Board as an ex-officio member.

Effective as of July 13, 2004, Oswald J. Grübel, currently CEO of Credit Suisse Financial Services and Co-CEO of Credit Suisse Group, has been appointed sole Chief Executive Officer of Credit Suisse Group. Oswald J. Grübel is currently Co-CEO of the Group along with John J. Mack, who has agreed with the Board not to renew his contract which will expire as of July 12. Also effective July 13, 2004, Brady W. Dougan will assume responsibility for the operations of the investment banking and wealth and asset management businesses of the Group and be named CEO of the Credit Suisse First Boston legal entity. Brady W. Dougan is currently Co-President, Institutional Securities of the Credit Suisse First Boston legal entity. In addition to his new position as head of Private Banking and Corporate & Retail Banking, on July 13, 2004, Walter Berchtold will assume the role of CEO of Credit Suisse. Leonhard H. Fischer remains as CEO of Winterthur.

In addition to these management changes, a committee of the Group Executive Board responsible for the day-to-day management of the Group will be formed. Reporting to the Group CEO, this committee will include Walter Berchtold, Brady W. Dougan, Leonhard H. Fischer, Urs Rohner, Renato Fassbind and Richard E. Thornburgh, Chief Risk Officer of the Group.

Oswald J. Grübel

Born 1943, German Citizen

Credit Suisse Financial Services

Paradeplatz 8

P.O. Box 2

8070 Zurich, Switzerland

Oswald J. Grübel is the Co-Chief Executive Officer of Credit Suisse Group (since January 2003) and the Chief Executive Officer of Credit Suisse Financial Services (since July 2002). Effective July 13, 2004, he will be sole Chief Executive Officer of the Group. Mr. Grübel was a member of the Group Executive Board between 1997 and 2001 and has been a member since July 2, 2002.

After starting his career with Deutsche Bank, Mr. Grübel joined White Weld Securities, Zurich and London (which was later merged into Credit Suisse First Boston) in 1970 in the trading area, where in 1978 he became Chief Executive Officer. After a distinguished career within the trading activities of the bank, including management responsibilities in Singapore and Hong Kong, Mr. Grübel was appointed a member of Credit Suisse’s Executive Board in 1991, where he was responsible for equities, fixed income, global foreign exchange, money markets and asset/liability management. In 1998, Mr. Grübel was appointed Chief Executive Officer of Credit Suisse Private Banking.

Mr. Grübel does not hold any significant board memberships outside Credit Suisse Group.

John J. Mack

Born 1944, US Citizen

Credit Suisse First Boston

11 Madison Avenue

New York, NY 10010, USA

John J. Mack is the Co-Chief Executive Officer of Credit Suisse Group (since January 2003) and the Chief Executive Officer of Credit Suisse First Boston (since July 2001). Mr. Mack has agreed with the Board not to renew his contract which will expire on July 12, 2004.

A graduate of Duke University, Mr. Mack joined Morgan Stanley, New York in 1972 as a member of its bond department. After a long career at Morgan Stanley, most recently as President and Chairman of the Operating Committee, he became President, Chief Operating Officer and a Director of Morgan Stanley Dean Witter & Co in May 1997, when the firm was created by the merger of Morgan Stanley and Dean Witter. In March 2001, Mr. Mack stepped down from his positions.

Mr. Mack is a member of the International Advisory Panel for the Monetary Authority of Singapore and a member of the Chairman’s Advisory Committee of the National Association of Securities Dealers, Inc. Moreover, Mr. Mack serves on the Boards of Cousins Properties Inc, Atlanta (from 2001 to May 2003 and since December 2003), and of Catalyst, a non-profit organization to advance women in business. He is also a member of the Board of Executives of the NYSE. In the past, Mr. Mack has served on the Mayor of Beijing’s Advisory Council and was a director of CICC, the first Investment Bank in China. In addition, Mr. Mack holds a number of leadership positions of civic and philanthropic organizations.

Walter Berchtold

Born 1962, Swiss Citizen

Credit Suisse Financial Services

Paradeplatz 8

P.O. Box 300

8070 Zurich, Switzerland

Walter Berchtold is a member of the Group Executive Board (since July 2003) and the Chief Executive Officer of Banking at Credit Suisse Financial Services (since April 2004). Effective July 13, 2004, he will assume the role of Chief Executive Officer of Credit Suisse. Prior to this appointment he served as the Head of Trading & Sales at Credit Suisse Financial Services (since 2003), a function that he continues to hold.

After graduating from the State College of Commerce in Zurich, Mr. Berchtold began his career in 1982 as a junior dealer in the Precious Metal Options Department at CS First Boston Futures Trading SA in Geneva. In 1988, he was given shared responsibility for all business activities of this entity, before joining Credit Suisse to head the Derivatives Trading Department in 1991. In 1993, he became Head of Equity and Equity Derivatives and in 1994, he assumed overall responsibility for the Securities Trading, Sales and Syndication Department of Credit Suisse. After the reorganization in 1997, he joined Credit Suisse First Boston as Head of Trading & Sales Switzerland and Country Manager.

Mr. Berchtold is a member of the Boards of SWX Swiss Exchange (since 1996), Eurex (since 1998) and Virt-x (since 2001).

Brady W. Dougan

Born 1959, US Citizen

Credit Suisse First Boston

11 Madison Avenue

New York, NY 10010, USA

Brady W. Dougan is a member of the Group Executive Board (since January 2003) and Co-President, Institutional Securities of Credit Suisse First Boston (since 2002), jointly with Brian D. Finn. Together, they oversee day-to-day management and strategy of Credit Suisse First Boston’s equity, fixed income, investment banking, private clients services and alternative capital businesses. Mr. Dougan’s focus lies primarily on the leadership of the international businesses in Europe and Asia. Effective July 13, 2004, Mr. Dougan will assume the role of Chief Executive Officer of the Credit Suisse First Boston legal entity.

Mr. Dougan received a BA in Economics in 1981 and an MBA in Finance in 1982 from the University of Chicago. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities Division for five years, before he was appointed Global Head of the Securities Division in 2001.

Mr. Dougan does not hold any significant board memberships outside Credit Suisse Group.

Renato Fassbind

Born 1955, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Renato Fassbind is a member of the Group Executive Board (since June 2004) and the designated Chief Financial Officer of Credit Suisse Group assuming this function effective August 5, 2004.

Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. Moreover, Mr. Fassbind has been a Certified Public Accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked from 1984 to 1990 in the Internal Audit Department, most recently as its head. In 1990, he joined ABB AG, Zurich, where from 1990 to 1996 he was the Head of Internal Audit and from 1997 to 2002 an Executive Vice President and member of the Group Executive Board. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was the Chief Executive Officer before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees and the American Institute for Certified Public Accountants. He does not have any significant board memberships outside Credit Suisse Group.

Brian D. Finn

Born 1960, US Citizen

Credit Suisse First Boston

11 Madison Avenue

New York, NY 10010, USA

Brian D. Finn is a member of the Group Executive Board (since January 2003) and Co-President, Institutional Securities of Credit Suisse First Boston (since October 2002), jointly with Brady W. Dougan. Together, they oversee day-to-day management and strategy of Credit Suisse First Boston’s equity, fixed income, investment banking, private client services and alternative capital businesses.

Mr. Finn joined Credit Suisse First Boston in April 2002 from Clayton, Dubilier & Rice, a New York-based private equity firm, where he had been since 1997. Prior to that, Mr. Finn was a Managing Director and Co-Head of Mergers & Acquisitions at Credit Suisse First Boston, New York, where he spent 15 years advising a wide variety of corporate clients.

Mr. Finn received a BSc in Economics from The Wharton School of the University of Pennsylvania in 1982. He does not hold any significant board memberships outside Credit Suisse Group.

Leonhard H. Fischer

Born 1963, German Citizen

Winterthur Group

General Guisan-Strasse 40

8401 Winterthur, Switzerland

Leonhard H. Fischer is a member of the Group Executive Board (since July 2003) and Chief Executive Officer of Winterthur Group (since January 2003).

Mr. Fischer joined Winterthur Group from Allianz AG, Frankfurt, where he was Head of Corporate and Markets and Chief Executive Officer of Dresdner Kleinwort Wasserstein (since 2001). Prior to that he was with Dresdner Bank, Frankfurt (since 1998), most recently as Head of Investment Banking.

Mr. Fischer received a Business Management degree at the University of Bielefeld (in 1986) and a Masters degree at the University of Georgia (in 1987).

He is a member of the Supervisory Board of Axel Springer Verlag, AG, Berlin (since 2002), and a member of the Supervisory Board of Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa, a company dedicated to promoting stock exchange and financial markets issues in Central and Eastern Europe.

David P. Frick

Born 1965, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

David P. Frick is the Head of Group Legal & Compliance (since June 2004) and an ex-officio member of the Group Executive Board. Previously, he was the Group General Counsel (since 2000) and a member of the Group Executive Board (since January 2003).

Prior to joining Credit Suisse Group, Mr. Frick was an Attorney-at-Law with Cravath, Swaine & Moore, the New York law firm, since 1994, where he focused on the representation of European clients in a wide variety of issues, including mergers and acquisitions, securities laws and general corporate matters. Mr. Frick received a JD degree from Zurich University Law School in 1990 and a Master of Laws degree from Harvard Law School in 1994. He is a member of the Zurich and New York bars.

Mr. Frick does not hold any significant board memberships outside Credit Suisse Group.

Ulrich Körner

Born 1962, German Citizen

Credit Suisse Financial Services

Paradeplatz 8

P.O. Box 2

8070 Zurich, Switzerland

Ulrich Körner is a member of the Group Executive Board (since January 2003) and the Chief Financial Officer of Credit Suisse Financial Services (since 2002).

Mr. Körner graduated in 1988 from the University of St. Gallen majoring in Banking and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services.

Mr. Körner does not hold any significant board memberships outside Credit Suisse Group.

Urs Rohner

Born 1959, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Urs Rohner is the Head of Corporate Center of Credit Suisse Group and the Group General Counsel (since June 2004).

Mr. Rohner graduated in 1983 from the University of Zurich Law School and joined the Swiss law firm Lenz & Stähelin in the same year. From 1988 to 1989 he worked with Sullivan & Cromwell, a New York based law firm, as a Foreign Associate before returning to Lenz & Stähelin, where he became a partner in 1992, focusing on capital markets, banking, competition and media law. Mr. Rohner is a member of the Zurich and New York bars. In 2000, he became Chief Executive Officer of ProSiebenMedia AG, Unterföhring, and later, after the merger with Sat1, Chairman of the Executive Board and Chief Executive Officer of ProSiebenSat.1 Media AG, Unterföhring, before joining Credit Suisse Group in June 2004.

Mr. Rohner does not hold any significant board memberships outside Credit Suisse Group.

Philip K. Ryan

Born 1956, US Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Philip K. Ryan is the Chief Financial Officer of Credit Suisse Group and a member of the Group Executive Board (since 1999). He will step down as Chief Financial Officer and retire from the Group Executive Board effective August 5, 2004.

A graduate of the University of Illinois with a BSc in Industrial Engineering (in 1978) and the Indiana University Graduate School of Business with an MBA (in 1982), Mr. Ryan was with Dean Witter Reynolds Inc. from 1982 to 1985 when he joined Credit Suisse First Boston’s Financial Institutions Group. From 1997 to 1999 he served as Chief Financial Officer of Credit Suisse Asset Management.

Mr. Ryan does not hold any significant board memberships outside Credit Suisse Group.

Richard E. Thornburgh

Born 1952, US Citizen

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich, Switzerland

Richard E. Thornburgh is the Chief Risk Officer of Credit Suisse Group (since 2003). He was a member of the Group Executive Board from 1997 through 2001 and rejoined it on September 1, 2002.

Mr. Thornburgh began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston, in 1976. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. From 1997 to 1999, Mr. Thornburgh served as Chief Financial Officer of Credit Suisse Group and a member of the Credit Suisse Group Executive Board and from 1999 to 2002, he was the Vice Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002.

Mr. Thornburgh received a BBA from the University of Cincinnati in 1974 and an MBA from the Harvard Business School in 1976. He serves on the Board of the Securities Industry Association and the University of Cincinnati Foundation.

Stephen R. Volk

Born 1936, US Citizen

Credit Suisse First Boston

11 Madison Avenue

New York, NY 10010, USA

Stephen R. Volk is a member of the Group Executive Board (since January 2003) and Chairman of Credit Suisse First Boston and works closely with the Chief Executive Officer, John J. Mack, on the strategic management of Credit Suisse First Boston and on key client matters.

Mr. Volk joined Credit Suisse First Boston in August 2001 from Shearman & Sterling, a New York based law firm, where he had been Senior Partner since 1991. He joined Shearman & Sterling in 1960 after graduating from Harvard Law School, Cambridge, and became a partner in 1968. He spent his career as a business lawyer, counseling clients in domestic and international transactions.

Mr. Volk is a member of the Board of Directors of Trizec Properties Inc., Chicago (since 2002), Consolidated Edison, Inc., New York (since 1996), and ContiGroup Companies Inc., New York (since 2001). He is also a member of the Council on Foreign Relations and of the Dean’s Advisory Board of Harvard Law School and is a fellow of the American Bar Foundation.

Barbara A. Yastine

Born 1959, US Citizen

Credit Suisse First Boston

11 Madison Avenue

New York, NY 10010, USA

Barbara A. Yastine is a member of the Group Executive Board (since July 2003) and the Chief Financial Officer of Credit Suisse First Boston (since November 2002).

Ms. Yastine joined Credit Suisse First Boston from Citigroup where she had been working since 1987 and held a number of key finance and management positions, most recently as the Chief Financial Officer of the Global Corporate Investment Bank.

Ms. Yastine received a BA in Journalism from New York University in 1981 and an MBA in Finance from the New York University School of Business Administration in 1987. She does not hold any significant board memberships outside Credit Suisse Group.

Senior Management of Credit Suisse Group
Peter W. Bachmann, Group Chief Financial Reporting Officer

Gerhard Beindorff, Head of Investor Relations

Rudolf A. Bless, Group Chief Accounting Officer

Kim Fox, Head of Group Treasury

David P. Frick, Head of Group Legal and Compliance 1)

Timothy S. Gardner, Head of Human Resources

Stefan M. Goetz, Head of Group Corporate Development

Tobias Guldimann, Head of Group Risk Management

Philip Hess, Chief of Staff

Christopher Lawrence, Chief Strategic Officer 1)

Heinz Leibundgut, Group Chief Auditor

Ann F. Lopez, Head of Credit Risk Management

Fritz Müller, Head of Tax

Karin Rhomberg Hug, Group Chief Communications Officer

Peter R. Schmid, Executive Relations

Yuji Suzuki, Chairman Japan

Martin Taufer, Deputy Head of Group Legal & Compliance

Thomas Widmer Sichler, Deputy Group Chief Financial Reporting Officer

  1) Ex-officio member of the Group Executive Board
Senior Management of the business units
Executive Board Credit Suisse Financial Services
Oswald J. Grübel, Chief Executive Officer (since 2002)

Thomas Amstutz, Investment Management (since 2002)

Walter Berchtold, Banking and Acting Head of Trading and Sales (since 2003)

Bruno Bonati, Technology & Operations (since 2002)

Leonhard H. Fischer, Winterthur Group (since 2003)

Moez Jamal, Treasury/Asset and Liability Management (since 2002)

Ulrich Körner, Chief Financial Officer (since 2000)

Urs Hofmann, 1) Credit Suisse Business School (since 2000)

Claudia Kraaz, 1) Public Relations (since 2002)

Marco Taborelli, 1) Marketing (since 2003)

Denise Stüdi, 1) Human Resources (since 2003)

1) Member of the Extended Executive Board
Operating Committee Credit Suisse First Boston
John J. Mack, Chief Executive Officer (since 2001)

Paul Calello, Chairman and Chief Executive Officer of the Asia Pacific Region (since 2002)

Christopher Carter, Chairman of the European Region (since 2000)

Brady W. Dougan, Co-President, Institutional Securities (since 1996)

John A. Ehinger, Co-Head of the Equity Division (since 2003)

Brian D. Finn, Co-President, Institutional Securities (since 2002)

Bennett Goodman, Head of Alternative Capital Division (since 2003)

James P. Healy, Co-Head of the Fixed Income Division (since 2003)

Michael E. Kenneally, Global Chief Executive Officer Credit Suisse Asset Management (since 2003)

James E. Kreitman, Co-Head of the Equity Division (since 2003)

Gary G. Lynch, Global General Counsel and Vice Chairman to oversee Research and Legal and Compliance Departments (since 2001)

Eileen K. Murray, Head of Global Technology and Operations and Product Control (since 2002)

Thomas R. Nides, Chief Administrative Officer (since 2001)

Adebayo O. Ogunlesi, Global Head of Investment Banking (since 2002)

Joanne Pace, Global Head of Human Resources (since 2004)

Richard E. Thornburgh, 1) Member of the Executive Board and Chief Risk Officer of Credit Suisse Group (since 1999)

Stephen R. Volk, Chairman (since 2001)

Jerome C. Wood, Co-Head of the Fixed Income Division (since 2003)

Barbara A. Yastine, Chief Financial Officer (since 2002)

Advisory Board of Credit Suisse Group
The Credit Suisse Group Advisory Board discusses topics of significance to the Group’s main activities with a particular focus on its businesses in Switzerland and Europe. While not involved in the governance of the Group, the members of the Advisory Board provide input and advice to management on strategic issues, key operational priorities and organizational development.

Flavio Cotti, Chairman

Former Federal Councilor, Brione sopra Minusio, Switzerland

Herbert Henzler, Vice-Chairman

Honorary Professor for Strategy and Organization at the Ludwig-Maximilians-University, Munich, Germany

Andreas N. Koopmann, Vice-Chairman

Chief Executive Officer of Bobst SA, Lausanne, Switzerland

Franz Albers

Partner of Albers & Co., Zurich, Switzerland

Lino Benassi

Vice-Chairman of Toro Assicurazioni S.p.A., Torino, Italy

Susy Brüschweiler

Chief Executive Officer of SV Group, Zurich, Switzerland

Martin Candrian

Chairman of the Board of Candrian Catering AG, Zurich, Switzerland

Brigitta M. Gadient

Lawyer and member of the Swiss National Council, Chur, Switzerland

Riccardo Gullotti

Attorney-at-Law and Owner of Gullotti and Partner Management and Consulting Services, Berne, Switzerland

Felix Gutzwiller

Professor and Director of the Institute for Social and Preventive Medicine of the University of Zurich and member of the Swiss National Council, Zurich, Switzerland

Urs Hammer

Dully, Switzerland

Michael Hilti

Chairman of the Board of Hilti Corporation, Schaan, Liechtenstein

Norbert Hochreutener

Head of Public Affairs of the Swiss Insurance Association and member of the Swiss National Council, Berne, Switzerland

Andreas W. Keller

Chairman of the Board of Diethelm Keller Holding AG, Zurich, Switzerland

André Kudelski

Chairman of the Board and Chief Executive Officer of Kudelski SA, Cheseaux-sur-Lausanne, Switzerland

Andreas Schmid

Chairman of the Board of Barry Callebaut AG, Zurich, Switzerland

Manfred Schneider

Chairman of the Board of Bayer Aktiengesellschaft, Leverkusen, Germany

Hans-Peter Zehnder

Chairman of the Board and the Group Executive Committee of Zehnder Group AG, Gränichen, Switzerland

Compensation

Credit Suisse Group is convinced that a successful compensation philosophy rewards excellence, encourages personal and professional growth, and aligns the employees’ values with the Group’s core ethical and performance values and thus motivates the creation of shareholder value. Long-term corporate success depends upon the strength of human capital, and Credit Suisse Group’s goal is to be viewed as the employer of choice in all markets and business segments in which it operates.

As such, Credit Suisse Group’s compensation programs are designed to:

  Support a merit-based, performance-oriented culture that allows high performers to achieve superior recognition;
  Attract a suitably qualified, diverse work force through market-competitive compensation practices throughout the respective business units, divisions and business lines; and
  Motivate employees to create sustainable value.
Core compensation principles
Credit Suisse Group’s four core compensation principles are:

Performance based
The Group’s programs are structured to create a high performance culture. The specific measures of success that apply and the forms of compensation that are granted vary by business unit, geographic market and employee job function and level. Most employees, however, have their pay linked to a combination of Group, business unit, division, department and individual performance.

Value oriented
There is a strong link between compensation programs and company values. The design and administration of the compensation programs are guided and supported by the Credit Suisse Group Code of Conduct, the respective business unit’s core values and the Group’s commitment to diversity. Individual performance assessments measure results and the extent to which each employee upholds these values.

Market driven
Compensation levels must be competitive with those of the peers in each of the markets in which Credit Suisse Group competes. The Group’s programs are structured to compete both in design and in total compensation relative to assessment of competitive practices and performance. Appropriate pay positioning at all levels, for all components of compensation including base salary, cash compensation, equity awards and other deferred programs, is benchmarked and reviewed regularly.

Shareholder aligned
Compensation should reflect not only short-term business performance but also growth over the long term. The Group’s compensation programs are designed to motivate the creation of shareholder value by linking annual pay to the Group’s financial results and by providing a competitively balanced pay mix between cash and equity.

Compensation elements
Compensation can be split into two main categories:

  Fixed compensation (base salary and local allowances); and
  Variable compensation (cash bonus, deferred bonus and long-term incentives).
The compensation mix varies by functional level within the organization. A majority of the compensation awarded to an employee is fixed. At the management level, the compensation mix varies by business, position and location with a greater emphasis on incentive elements at the executive level. The principles associated with each category of compensation are described below. Regional and business segment modifications are taken into consideration in accordance with local laws, customs or practice.

Fixed compensation
As part of its compensation philosophy, Credit Suisse Group seeks to pay all full-time employees competitive base salaries that attract, motivate and retain highly qualified professionals. Base salaries for employees take into consideration position, experience and skill sets and acknowledge individual performance.

Credit Suisse Group’s base salary structure is generally aimed at the median level of the industry in the relevant markets. The period of review, generally annually, is set according to local practice. The Group also seeks to provide competitive pension and fringe benefit packages in each jurisdiction in which it operates.

Variable compensation
The award of any variable compensation and the value thereof is determined on a business-by-business and on an individual basis and, unless dictated by contractual obligation, is solely at the discretion of the Group.

  The cash bonus element is intended to reward and drive performance above and beyond the core requirements of the job function, providing greater earning potential for exceeding predetermined goals. In addition, the Group may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae which are regularly reviewed to ensure they remain competitive to market benchmarks.
  The deferred bonus element is designed to promote employee retention and align employee and shareholder interests. In certain jurisdictions, this may have tax benefits. The principal vehicle for delivery of the deferred bonus is the Credit Suisse Group Master Share Plan. Under the Master Share Plan, a portion of the bonus may be delivered in the form of registered shares, phantom shares, options or other equity-based instruments. The mandatory deferral percentage is based upon the employee’s position and compensation level in accordance with the terms of the applicable business unit regulations. All equity awards are subject to restrictive covenants such as vesting or blocking according to local regulations. In addition to mandatory deferrals, voluntary deferrals are offered in certain jurisdictions and may include such elements as the additional purchase of registered shares, contributions to pension/retirement plans and deferred cash compensation plans.
  The Group also employs a variety of other long-term incentive plans or programs to assist in hiring at competitive levels, to enhance the link between the employees and the shareholders, and to further encourage retention. These usually consist of special equity grants with terms and conditions designed to meet the plan’s objectives.
Metrics
Competitive market analysis and performance evaluations are completed annually and submitted to the Compensation Committee in support of annual incentive compensation recommendations. The analysis consists of data obtained from various sources including competitor analysis completed by an appointed independent global compensation consulting firm, benchmarking statistics directly from competitors, proxy data and general market intelligence.

Within the context of the respective markets, Credit Suisse Group evaluates performance at several levels:

The Company
  Overall Credit Suisse Group financial results are examined, analyzing quantitative performance goals including: net income, net operating profit, pre-tax margin/return on equity and ratio of compensation expense to net revenue. Performance targets for the ensuing year are set during the annual strategic planning process.
The business unit, division and/or department
  The actual versus budget and prior year contribution is measured, as well as strategic initiatives, market share and the control environment.
The individual employee
  The individual employee’s performance is assessed against objectives and accomplishments through a number of methods such as employee reviews, 360° evaluation process, and “management-by-objectives” and by looking at qualitative measures such as the employee’s participation in activities which promote Credit Suisse Group’s vision and strategy.
During 2003, the Compensation Committee received reports from an independent global compensation consulting firm to ensure that the programs, in the judgment of the Compensation Committee, remain competitive and correspond to market practice, are in line with Credit Suisse Group’s compensation principles, and take shareholder interest into consideration.

Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board

Compensation to Board members is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to Board members for the period between two Annual Shareholders Meetings is set by the Board of Directors upon recommendation by the Compensation Committee. Board compensation generally is in the form of Credit Suisse Group registered shares, which are blocked for four years. However, Board members may elect to receive up to 35% of their compensation in cash. Two Board members with functional duties receive in addition to the fixed compensation as set by the Board of Directors a variable cash and equity based component of compensation. Such variable compensation is determined by the Compensation Committee during the annual compensation process. All Board compensation is subject to a review of Board compensation levels at comparable companies and self-assessment of Board performance.

Compensation to the members of the Group Executive Board is set by the Compensation Committee in accordance with its Charter, based on an extensive review of competitor market data as well as individual and company performance. The members of the Group Executive Board receive a part of their compensation in the form of restricted Credit Suisse Group registered shares or restricted equity awards under the Credit Suisse Group Master Share Plan.

Cash component of compensation
The 2003 aggregate cash compensation paid to members of the Board of Directors as a group (eight individuals), was CHF 6.7 million. Accrued non-mandatory pension benefits paid to one Board member amounted to CHF 0.1 million.

The 2003 aggregate cash compensation (salary and variable cash-based compensation components) paid to members of the Group Executive Board as a group (fifteen individuals) was CHF 59.8 million. In addition, these individuals received CHF 4.0 million in accrued non-mandatory pension benefits.

No severance payments were made to members of the Group Executive Board who retired from their functions during the 2003 financial year.

Equity component of compensation
For 2003, members of the Board of Directors as a group (nine individuals) received 125,441 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value. In addition, one individual was granted 61,920 special equity retention awards, which are subject to restrictive covenants and forfeiture provisions, and will only vest over a five-year period with the first installment in 2004.

The number of shares or awards received by members of the Group Executive Board as part of the annual compensation cycle is based on a fixed monetary amount approved by the Compensation Committee with the conversion rate of the shares or awards granted being determined by the Compensation Committee on the date of grant. Shares awarded to individuals who are tax resident in Switzerland (non-US tax payers) are restricted for a period of four years following the grant. Upon termination of employment, restricted shares generally become unblocked. Awards granted in other jurisdictions vest at the end of the three-year period following the grant and settle at the end of the fourth year, subject to continued employment and certain other conditions, such as restrictive covenants, and may settle earlier upon termination of employment.

For 2003, members of the Group Executive Board as a group (fourteen individuals) were granted 1,292,560 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value or awards on such shares.

In the first quarter of 2003, members of this group (thirteen individuals) were also granted 1,625,700 special equity retention awards on shares which are subject to restrictive covenants and forfeiture provisions, and which will only vest over a five-year period with the first installment in 2004.

On December 31, 2003, the members of the Board of Directors as a group (nine individuals) held 515,912 Credit Suisse Group registered shares in the aggregate, and members of the Group Executive Board as a group (thirteen individuals) held 5,623,920 shares or awards on such shares in the aggregate.

Option component of compensation
The Group has share option plans under which the Compensation Committee may periodically grant incentive options to employees. No options were granted to members of the Board of Directors or to members of the Group Executive Board in 2003/04 as part of the 2003 compensation process.

As of December 31, 2003, one member of the Board of Directors held the following options on shares granted as part of his prior years compensation:

				Exercise
Year of	Number of		Exchange	price
grant	options	Expiry date	ratio	in CHF

1999 1)	100,000	18.02.09	1-for-1	57.75
2000 1)	100,000	01.03.10	1-for-1	74.00
2001 1)	97,792	25.01.11	1-for-1	84.75
2002 2)	75,000	03.12.12	1-for-1	34.10

1) All option awards relate to prior year compensation cycle.
2) Relate to compensation for the year of grant.

As of December 31, 2003, members of the Group Executive Board as a group (thirteen individuals) held the following options on shares granted as part of their prior years compensation:

				Exercise
Year of	Number of		Exchange	price
grant	options	Expiry date	ratio	in CHF

1999	148,000	18.02.09	1-for-1	57.75
2000	396,000	01.03.10	1-for-1	74.00
2001	756,720	25.01.11	1-for-1	84.75
2001 1)	2,624,132	12.07.11	1-for-1	72.38
2001 1)	138,896	01.08.11	1-for-1	73.50
2002	355,306	31.01.12	1-for-1	65.75
2002 1)	487,732	08.04.12	1-for-1	61.85
2002 2)	21,594	03.12.12	1-for-1	34.10
2003	1,029,224	22.01.13	1-for-1	30.60
2003 3)	3,413	09.09.10	1-for-1	50.55

All other option awards relate to prior year compensation cycle.
1) New hire incentive options.
2) Relate to compensation for the year of grant.
3) Options issued under Option Reduction Program.

Highest total compensation
The 2003 highest paid member of the Board of Directors received CHF 5.0 million in cash and 64,172 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value. In the first quarter of 2003, this individual was also granted 61,920 special equity retention awards on such shares which are subject to restrictive covenants and forfeiture provisions, and which will only vest over a five-year period with the first installment in 2004. No pension benefits were paid.

On December 31, 2003, this individual held 79,937 of Credit Suisse Group registered shares of CHF 1.00 nominal value. No options were granted to this individual as part of his 2003 compensation, nor did he hold any options as of December 31, 2003.

Additional fees and remunerations
No additional fees and remuneration were paid to existing members of the Board of Directors or the Group Executive Board or related parties for services rendered during 2003.

Severance and benefits to former members of the Board of Directors and the Group Executive Board
Based on contractual obligation, and as stated in the prior reporting period, payments in the amount of CHF 2.0 million were made through March 2003, to one former member of the Group Executive Board who retired from his respective function during 2002. No severance payments were made to this individual.

Certain former members of the Board of Directors and the Group Executive Board (six individuals) received benefits in kind in the form of office use, secretarial support, etc.

Shareholders

Voting rights, transfer of shares
There is no limitation under Swiss law or Credit Suisse Group’s Articles of Association, or AoA, on the right of non-Swiss residents or nationals to own Credit Suisse Group shares. Credit Suisse Group recognizes as a shareholder with voting rights the person whose name is entered in the share register. A person who has acquired shares will, upon application and disclosure of his or her name, address and citizenship, be entered without limitations in the share register as having voting rights provided that he or she expressly states that the shares were acquired in his or her own name for his or her own account (Art. 4, Section 1 and 2 of the AoA). Any person not expressly making such a statement, which is referred to as a “nominee”, may be entered for a maximum of 2% of the total outstanding share capital with voting rights in the share register. In excess of this limit, registered shares held by a nominee will only be granted voting rights if the nominee declares in writing that he or she is prepared to disclose the name, address and shareholding of any person for whose account he or she is holding 0.5% or more of the outstanding share capital (Art. 4, Section 3 of the AoA).

In principle, each share represents one vote at the Annual General Meeting, or AGM, with the exception of the shares held by Credit Suisse Group, which do not have any voting rights as a result of that ownership. However, the shares for which a single shareholder can directly or indirectly exercise voting rights, for his or her own shares or as a proxy, may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies (Art. 10, Section 1 of the AoA). For the purposes of the restrictions on voting rights, legal entities, partnerships or groups of joint owners or other groups in which individuals or legal entities are related to one another through capital ownership or voting rights or have common management or are otherwise interrelated are regarded as being a single shareholder. The same applies to individuals, legal entities or partnerships that act in concert with intent to evade the limitation on voting rights (Art. 10, Section 2 of the AoA).

The restrictions on voting rights do not apply to the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by Credit Suisse Group (Art. 689c of the Swiss Code of Obligations, or CO) or by persons acting as proxies for deposited shares (Art. 689d of the CO) provided all such persons have been instructed by shareholders to act as proxies (Art. 10, Section 3 of the AoA). Nor do the restrictions on voting rights apply to shares in respect of which the shareholder confirms to Credit Suisse Group in the application for registration that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the Federal Act on Stock Exchange and Securities Trading and the relevant ordinances and regulations have been fulfilled (Art. 10, Sections 4 and 6 of the AoA). In addition, the restrictions on voting rights do not apply to shares which are registered in the name of a nominee, provided that this nominee furnishes Credit Suisse Group with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital outstanding at the time and for which he or she has satisfied the disclosure requirements in accordance with the Federal Act on Stock Exchanges and Securities and the relevant ordinances and regulations. The Board of Directors has the right to conclude separate agreements with nominees concerning both their disclosure requirements and the exercise of voting rights (Art. 10, Section 5 AoA). At December 31, 2003, no such agreements were in place.

The AoA provide that Credit Suisse Group may elect not to print and deliver certificates in respect of registered shares. Shareholders may, however, request at any time that such certificates be printed and delivered free of charge. In the case of shares not physically represented by certificates, the transfer of shares is effected by a corresponding entry in the custody records of a bank or the depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to Credit Suisse Group by the transferor, the bank or depositary institution. The transfer of shares further requires that the purchaser file a share registration form to be registered in the share register as a shareholder. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings.

Each shareholder, whether registered in the share register or not, is entitled to receive dividends, if and when approved at the AGM. The same principle applies for capital repayments in the event of a reduction of the share capital and for liquidation proceeds in the event Credit Suisse Group is dissolved or liquidated. Under Swiss law, a shareholder has no liability for capital calls, but also is not entitled to reclaim his or her capital contribution. Swiss law further requires a company to apply the principle of equal treatment to all shareholders.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. For Credit Suisse Group, the fiscal year ends December 31, which means that the AGM can be held no later than June 30. The AGM may be convened by the Board of Directors or, if necessary, by the statutory auditors, with 20 days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board of Directors, and at the same time shares of Credit Suisse Group representing at least 10% of the share capital must be deposited. Shareholders holding shares with an aggregate par value of CHF 0.5 million have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board of Directors not later than 45 days before the meeting and at the same time shares of Credit Suisse Group with a par value of at least CHF 0.5 million must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM (Art. 7 of the AoA). Notice of an AGM, including agenda items and proposals submitted by the Board of Directors and by shareholders, must be published in the Swiss Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting.

Holders of shares may request a registration in the share register at any time. There is, in particular, no deadline for registering shares before an AGM. However, technical considerations may make a registration on the same day as the AGM impossible.

The AGM may in principle pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections by the AGM generally require the approval of a majority of the votes represented at the meeting, except as otherwise prescribed by mandatory provisions of law or by the Articles of Association (Art. 13, Section 1 of the AoA). For example, shareholders’ resolutions requiring a vote by a majority of the votes represented include (i) amendments to the AoA, unless a supermajority is necessary; (ii) election of directors and statutory auditors; (iii) approval of the annual report and the statutory and consolidated accounts; and (iv) determination of allocation of distributable profit. However, under Swiss law, a quorum of at least half of the share capital and a two-thirds majority of the votes represented is required for resolutions on (i) change of the purpose of the company; (ii) creation of shares with increased voting powers; (iii) implementation of transfer restrictions on shares; (iv) authorized or conditional increase in the share capital; (v) increase of capital by way of conversion of capital surplus or by contribution in kind; (vi) restriction or suspension of preferential rights; (vii) change of location of the principal office; and (viii) dissolution of the company without liquidation. A quorum of at least half of the share capital and approval by at least three-quarters of the votes cast is required for resolutions on (i) the conversion of registered shares into bearer shares; (ii) amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and (iii) the dissolution of the company. A quorum of at least half of the share capital and the approval of at least seven-eighths of votes cast is required for amendments to provisions of the AoA relating to voting rights (Art. 12, Section 2 and Art. 13 Section 2 of the AoA).

Changes of control and defense measures

Duty to make an offer
Unless otherwise provided in the AoA, anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company (Art. 32 of the Federal Act on Stock Exchanges and Securities Trading, or Stock Exchange Act). The AoA do not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Federal Banking Commission. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the Stock Exchange Act and the implementing ordinances.

Clauses on changes of control
Subject to certain provisions in the Group’s employee benefit plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions in the AoA that require the payment of extraordinary benefits in case of a change of control in the agreements and plans benefiting members of the Board of Directors and Group Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Group Executive Board or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Employees

As of December 31, 2003, we employed 60,477 employees worldwide. Of the total number of employees, 25,727 were employed in Switzerland and 34,750 were employed abroad. Set forth below are the number of employees by segment and the Corporate Center as of December 31:

	2003	2002	2001

Private Banking	11,850	12,967	12,739
Corporate & Retail Banking	8,479	9,281	9,654
Life & Pensions	7,193	7,815	7,755
Insurance	13,673	24,315	22,197
Institutional Securities	15,739	16,018	18,557
CSFB Financial Services	2,602	6,783	8,068
Corporate Center	941	1,278	1,191

Total	60,477	78,457	80,161

In 2003, our total number of employees decreased by 17,980. In 2002, our total number of employees decreased by 1,704 or 2.1%. These declines primarily resulted from divestitures of businesses within the Group. A majority of our employees do not belong to unions. We have not experienced any significant strike, work stoppage or labor dispute in recent years. We consider our relations with employees to be good.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

On December 31, 2003, no shareholder was recorded in the share register as holding 5% or more of our stock. However, Credit Suisse Group and its affiliates as of December 31, 2003 held 64.6 million registered shares that, as a result of such ownership, have no voting rights, corresponding to 5.4% of the total registered shares of Credit Suisse Group. During 2003 no shareholder reached the threshold of 5% of total shares, which would have required disclosure with the SWX Swiss Exchange.

As of December 31, 2003, according to the share register, 10.8 million shares, or 0.9% of the total shares outstanding, were held by shareholders with registered addresses in the United States. To the best of the Group’s knowledge, approximately 33.9 million shares, or 2.8% of the total shares outstanding, were held in the United States as of that date. To the best of its knowledge, Credit Suisse Group is not directly or indirectly owned or controlled by another corporation or any government or other person, and, to the best of our knowledge, there are no arrangements in place that could lead to a change in control of Credit Suisse Group.

Related party transactions

For information on related party transactions, refer to “Item 5 – Related Party transactions” and note 35 of the notes to the consolidated financial statements.

ITEM 8: FINANCIAL INFORMATION

Consolidated financial statements

Please refer to “Item 18 – Consolidated financial statements.”

Legal proceedings

We are involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of Credit Suisse Group as a whole, but could be material to our operating results for any particular period. We intend to defend ourselves vigorously against all of the claims asserted in these actions. For additional information about legal proceedings involving Credit Suisse First Boston (USA), Inc., our indirectly wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by Credit Suisse First Boston (USA), Inc. with the SEC.

World War II settlement
Swiss banking settlement
In October 1996, several class action lawsuits were brought against us and another Swiss bank in the United States District Court for the Eastern District of New York. In January 1999, an agreement was signed with various Jewish groups and the lawyers representing the US class action plaintiffs on a global settlement that would resolve all claims against all Swiss businesses with the exception of certain named life insurance carriers, including our subsidiary Winterthur Life, relating to the World War II era. On July 26, 2000, the court approved the global settlement, and on November 22, 2000, the court adopted a plan for distributing the settlement funds. The full and conclusive settlement committed the defendant Swiss banks to pay USD 1.25 billion under certain terms and conditions. We committed to pay up to one-third of this sum. On November 23, 2000, we paid the final installment into an escrow fund. A small number of persons have elected to opt out of the settlement and not to participate in the class action. Such persons’ claims were not released by the settlement. In addition, a number of appeals challenging the fairness of the settlement, or the distribution plan, were filed by purported class members, but all of those appeals have been denied; therefore, the settlement has entered into effect. Accordingly, the settlement money paid into the escrow fund has been transferred to a settlement fund that is fully under the control of the court and class plaintiffs’ counsel. The plaintiffs’ counsel and the federal judge presiding over the settlement have recently expressed their view that Swiss banks should take additional post-settlement steps that, in their view, would facilitate distribution of the settlement fund. After the presiding judge recused himself from adjudicating contested matters that affect the interests of Swiss banks, we and another Swiss bank entered into an agreement with the plaintiff settlement class, memorialized in a Memorandum to File approved by the court which, upon regulatory approval, should resolve all pending issues.

Claims against Winterthur Life
In 1997, a class action lawsuit, referred to as the Cornell case, was filed against 16 European insurance companies, including Winterthur Life, in the United States District Court for the Southern District of New York. Winterthur Life did not receive a release under the Swiss banking settlement described above. The plaintiffs claimed that these companies failed or refused to pay out benefits, particularly in connection with life policies, to which victims or survivors of the Holocaust were entitled. In January 1999, Winterthur Life was named as a defendant in a second class action, also in the Southern District of New York, referred to as the Winters/Schenker case, which asserts the same or similar claims. In January 2000, the Cornell case was dismissed. In July 2002, the Winters/Schenker case was also dismissed.

In response to actions by various US insurance regulators, in August 1998 an agreement was reached with the regulators, Jewish organizations and other European insurers, establishing a common procedure for the filing and processing of life insurance claims related to the Holocaust. The organization established for this purpose, the International Commission on Holocaust Era Insurance Claims, or ICHEIC, has initiated procedures for claims outreach, claims handling, the publication of lists of policy holders, the auditing of the insurers, and similar matters. Winterthur Life is taking an active part in ICHEIC.

The American Insurance Association, and certain of the Winterthur legal entity’s US-domiciled insurance subsidiaries, along with several other US-domiciled insurance companies affiliated with non-US entities have challenged in court proceedings legislation in the State of California purporting to suspend the licenses of California insurers if the State determines that the insurers (or their non-US affiliates) have not followed certain procedures for insurance claims relating to the Holocaust. In 2003, the US Supreme Court struck down the California legislation as an unconstitutional infringement on the US President’s foreign affairs powers.

South Africa
Two purported class actions have been filed in the United States District Court for the Southern District of New York, alleging that we and numerous other defendants are liable under international and US law by virtue of having done business in South Africa during the apartheid era prior to 1995. In one of these cases, the complaint has since been amended to delete us as a defendant. In addition, another case that is not a class action has been filed in the United States District Court for the Eastern District of New York in respect of the same allegations. These cases (and similar cases against others) have been transferred to the Southern District of New York for coordinated pre-trial proceedings. We have been served with process in the non-class action case, and we joined in a motion to dismiss that case. Motions to dismiss both cases have been fully briefed and argued. Both the South African government and the US government have filed papers supporting dismissal of plaintiffs’ claims. The parties are awaiting a decision from the court.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices
In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, Credit Suisse First Boston received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the New York State Attorney General, or NYAG; (2) the Massachusetts Secretary of the Commonwealth Securities Division, or MSD; (3) the SEC; (4) the NASD; (5) the NYSE; and (6) the United States Attorneys’ Office for the Southern District of New York, or SDNY. The SEC, NASD and NYSE have conducted a joint investigation.

Credit Suisse First Boston cooperated fully with these investigations and produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, NASD, NYAG and MSD took testimony from various present and former employees of Credit Suisse First Boston. The investigations focused primarily on equity research independence and the allocation of certain IPO shares to senior executives of the firm’s clients (a practice that regulators have referred to as “spinning”).

On April 28, 2003, Credit Suisse First Boston and other Wall Street firms finalized a global settlement with a coalition of state and federal regulators and self-regulatory organizations to settle these investigations, or the Global Settlement. Consistent with an agreement in principle that had first been announced in December 2002, Credit Suisse First Boston agreed, without admitting or denying the allegations, to pay a total of USD 200 million, consisting of (a) USD 150 million to settle enforcement actions based on alleged violations of certain federal and state securities laws and NASD and NYSE rules and (b) USD 50 million to fund independent, third-party research to clients over five years. Credit Suisse First Boston also agreed to implement significant, industry-wide procedural and structural reforms to its business practices relating to both research analyst independence and the allocation of shares in IPOs.

On October 31, 2003, the U.S. District Court for the Southern District of New York approved the Global Settlement. The “state” portion of the Global Settlement consists of Credit Suisse First Boston’s agreements with each of the state regulators within the North American Securities Administrators Association, or NASAA; Credit Suisse First Boston has officially executed its settlement agreements with nearly all of the NASAA members and continues to negotiate the final terms of its agreements with the balance.

On May 30, 2003, Credit Suisse First Boston (and the other banks that participated in the Global Settlement) received a subpoena from the SEC and a document request from the NYSE, each of which seeks e-mails of a number of employees and certain other documents relating primarily to equity research. (The NASD issued a similar request but has since withdrawn that request.) The SEC and NYSE requests are part of those entities’ investigations into whether individual employees (rather than Credit Suisse First Boston itself) should be held liable for supervisory or other failures in connection with equity research practices during the time period that was the subject of the investigations discussed above. Credit Suisse First Boston has produced documents responsive to the SEC and NYSE requests.

We are not aware of any material developments in connection with the previously disclosed investigation by the NYAG of whether potential wrongdoing by individuals occurred during the time period covered by the Global Settlement.

Additionally, we are not aware of any material developments in connection with the previously disclosed governmental and regulatory inquiries concerning Credit Suisse First Boston’s preservation and production of documents in 2000 in response to then-pending investigations into Credit Suisse First Boston’s allocation of shares in IPOs and subsequent commissions and transactions.

Litigation Relating to IPO Allocation/Research-related Practices
Since January 2001, Credit Suisse First Boston LLC, an affiliate and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, Credit Suisse First Boston LLC, an affiliate and other defendants moved to dismiss the consolidated class action complaints. On February 19, 2003, the district court denied the motion as to Credit Suisse First Boston LLC, an affiliate and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. In June 2003, the plaintiffs in this litigation announced a proposed settlement of their claims against the issuer defendants and the issuers’ officers and directors named in the litigation. On September 2, 2003, the plaintiffs filed an omnibus motion for class certification in all of these actions. By agreement among the parties and the district court, six cases were selected as focus cases for class certification purposes. The underwriter defendants opposed class certification in the six focus cases on February 24, 2004. The district court heard oral argument on the motion on June 17, 2004.

Since March 2001, Credit Suisse First Boston LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the U.S. District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer’s shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged “tie-in” arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, Credit Suisse First Boston LLC and the other defendants moved to dismiss the amended complaint. On November 3, 2003, the district court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. On December 3, 2003, the plaintiffs filed a notice of appeal to appeal the district court’s decision. Briefing on the appeal is now underway.

On November 15, 2002, Credit Suisse First Boston (USA), Inc. was sued in the U.S. District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which its affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJSC, acted as underwriter. The complaint alleges that the issuers’ IPOs were underpriced, and that DLJSC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements between DLJSC and those issuers. On September 12, 2003, Credit Suisse First Boston (USA), Inc. filed a motion to dismiss the complaint. By order dated March 9, 2004, the district court denied Credit Suisse First Boston (USA), Inc.’s motion to dismiss as to three of plaintiff’s claims, but granted the motion as to plaintiff’s claim for unjust enrichment.

Several putative class action lawsuits have been filed against Credit Suisse First Boston LLC in the wake of publicity surrounding various governmental and regulatory investigations that led to the Global Settlement. Thus far, cases have been brought against Credit Suisse First Boston LLC in the U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Amazon.com, Razorfish, Inc., Lantronix, Inc., Synopsys, Inc., Winstar, Inc., and Covad Communications Co. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. A purported class action has also been filed in Missouri state court relating to analyst research.

A purchaser of shares of Clarent Corporation has filed an individual action in the Superior Court of the State of California for the County of Los Angeles alleging fraud, negligence, and negligent misrepresentation in connection with Credit Suisse First Boston’s research coverage of that company. On June 3, 2004, the court granted Credit Suisse First Boston LLC’s motion for summary judgment dismissing plaintiff’s case. An action has also been filed in the Superior Court of the State of California for the County of Santa Clara on behalf of a class of purchasers of several issuers. That complaint alleges that Credit Suisse First Boston LLC violated Section 17200 of California’s Business and Professions Code, which prohibits unfair business practices. On March 2, 2004, that case was dismissed without prejudice.

The Amazon.com and Covad Communications actions have been dismissed on motions to dismiss. The dismissal of the Covad Communications action was appealed and, on April 1, 2004, the U.S. Court of Appeals for the Second Circuit affirmed the dismissal.

The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc., Synopsys, Inc., Winstar, Inc., and Razorfish, Inc. have all been separately consolidated in the U.S. District Court for the District of Massachusetts. Motions to dismiss have been or will be filed in each of these actions. Credit Suisse First Boston LLC has also filed a motion to dismiss in a consumer fraud action brought by the West Virginia Attorney General relating to analyst research.

Enron-related litigation and inquiries
Numerous actions have been filed against Credit Suisse First Boston LLC and its affiliates relating to Enron Corp. or its affiliates. On April 8, 2002, Credit Suisse First Boston and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas. The first, Newby, et al. v. Enron Corp., et al. , was filed by purchasers of Enron securities and alleges violations of the federal securities laws. The second, Tittle, et al. v. Enron Corp., et al. , was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the federal Employment Retirement Income Security Act and the Racketeering Influenced and Corrupt Organizations Act, as well as state law negligence and civil conspiracy claims. A motion by Credit Suisse First Boston LLC and its affiliates to dismiss the complaint in Newby was denied in December 2002, and Credit Suisse First Boston LLC and its affiliates have since answered the complaint, denying all liability. On May 8, 2002, Credit Suisse First Boston LLC and its affiliates moved to dismiss the Tittle complaint, and the district court granted that motion in full on September 30, 2003, thereby dismissing the action in its entirety as to Credit Suisse First Boston LLC and its affiliates. In both cases, plaintiffs filed motions for class certification that are pending before the district court. On May 14, 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, names as defendants additional Credit Suisse First Boston entities, expands the putative class to include purchasers of certain Enron-related securities, and alleges additional violations of the federal securities laws. On May 28, 2003, the lead plaintiff in Newby filed an amended motion for class certification of a more broadly defined class based on the amended complaint. On June 18, 2003, Credit Suisse First Boston LLC and its affiliates moved to dismiss the new claims and new entities asserted in the amended complaint. On March 31, 2004, that motion was granted as to certain claims that were based on the Securities Act of 1933, but denied in all other respects.

Several actions filed against Credit Suisse First Boston LLC and its affiliates and other parties have been consolidated or coordinated with the Newby action and stayed as to the filing of amended or responsive pleadings pending the district court’s decision on class certification in Newby and Tittle . Similarly consolidated or coordinated with Newby and stayed have been several actions against Arthur Andersen, LLP, or Andersen and other defendants, in which Andersen brought claims for contribution against Credit Suisse First Boston LLC and its affiliates and other parties as third-party defendants. The consolidated and coordinated cases are now proceeding into discovery along with Newby .

Additional Enron-related actions have been filed in various federal and state courts against Credit Suisse First Boston LLC and its affiliates, along with other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy; (v) a putative class action brought on behalf of holders of Enron common and preferred stock asserting claims of breach of fiduciary duty, aiding and assisting breach of fiduciary duty, negligent misrepresentation and fraud; (vi) a putative class action brought on behalf of purchasers of the common stock of NewPower Holdings, Inc. alleging violations of the federal securities laws; (vii) a putative class action brought on behalf of 70 Connecticut municipalities alleging violations of the Connecticut Unfair Trade Practices Act and various state claims including fraud, misappropriation, unjust enrichment and misrepresentation, in connection with Enron’s transactions with the Connecticut Resource Recovery Authority (“CRRA”), a public agency; and (viii) a putative class action brought on behalf of individual former board directors of CRRA to recover public funds, alleging violations of state aiding and abetting laws.

Mediations have been ordered in several of the cases brought in state court. In March 2004, the U.S. District Court for the Southern District of New York approved a partial settlement between the plaintiffs, the individual defendants and NewPower in the In re NewPower Securities Litigation . Additional mediation sessions in the In re NewPower Securities Litigation were held in May and June 2004.

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On September 12, 2002, the bankruptcy court entered an order allowing discovery by a court-appointed examiner from more than 100 institutions, including Credit Suisse First Boston LLC and its affiliates. Credit Suisse First Boston LLC and its affiliates have produced documents and made witnesses available for private sworn statements, subject to a confidentiality order. The bankruptcy examiner completed the investigation and, on November 4, 2003, filed a final report that contained the examiner’s conclusions with respect to several parties, including Credit Suisse First Boston LLC and its affiliates. Enron has brought four adversary proceedings against Credit Suisse First Boston LLC and its affiliates, seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of Credit Suisse First Boston LLC and its affiliates’ claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys’ fees and costs for alleged aiding and abetting of breaches of fiduciary duty by Enron employees and civil conspiracy. Credit Suisse First Boston LLC and its affiliates have filed motions to dismiss these complaints, all of which are still pending.

On May 28, 2003, the courts presiding over the consolidated Enron litigation and over the Enron bankruptcy proceedings jointly ordered the following parties to participate in non-binding mediation: plaintiffs in Newby , Tittle and the cases comprising the multi-district litigation proceedings in Texas; eleven financial institutions, including Credit Suisse First Boston; and Enron and its affiliated debtors (including representatives of the Official Committee of Unsecured Creditors). The courts appointed Senior Judge William C. Conner of the U.S. District Court for the Southern District of New York as mediator. Several mediation sessions have been held, but have failed to produce a broad settlement. An additional mediation session is scheduled in June 2004.

Credit Suisse First Boston has received requests for information from certain U.S. Congressional committees and continues to receive requests for information and/or subpoenas from certain governmental and regulatory agencies regarding Enron and its affiliates. We continue to cooperate fully with such inquiries and requests.

NCFE-related Litigation
Since February 2003, lawsuits have been filed against Credit Suisse First Boston LLC with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates, or NCFE. From January 1996 to May 2002, Credit Suisse First Boston LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which were filed in (or removed to) federal courts in Arizona, Ohio, New Jersey and New York, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds, and NCFE’s placement agents, including Credit Suisse First Boston LLC. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. By orders dated November 13, 2003, January 5, 2004, and March 3, 2004, the Judicial Panel on Multidistrict Litigation consolidated the matters and transferred them to the U.S. District Court for the Southern District of Ohio for pre-trial purposes. Credit Suisse First Boston LLC has filed motions to dismiss in each of these cases.

U.K. Insurance Litigation
On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against us, Credit Suisse First Boston LLC and Credit Suisse First Boston (USA), Inc. in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving us or our subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by us and Credit Suisse First Boston to the insurance syndicate in connection with the underwriting of the policies.

Mutual Fund Investigations
Credit Suisse First Boston LLC and certain of its current and former affiliates have received subpoenas and/or requests for information from various governmental and regulatory bodies, including the New York Attorney General’s Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and their customers. We are cooperating fully with such requests.

Adelphia Communications Corporation Litigation
On July 6, 2003, the creditors’ committee appointed in the bankruptcy cases of Adelphia Communications Corporation and its affiliates filed an adversary proceeding in bankruptcy court against certain lenders and investment banks, including Credit Suisse First Boston (USA), Inc. and certain affiliates. The complaint asserts claims against the Credit Suisse First Boston entities and numerous other defendants under state law, the Bankruptcy Code and the Bank Holding Company Act. The complaint seeks, as against the Credit Suisse First Boston entities, the disallowance, avoidance and/or subordination of their claims and/or liens against Adelphia (and any of its assets) in its bankruptcy proceedings, and an unspecified amount of compensatory and punitive damages. The equity holders’ committee appointed in the bankruptcy cases is also seeking leave of court to intervene in the adversary proceeding to assert additional claims against Credit Suisse First Boston (USA) Inc. under state law, as well as claims against other parties under the Racketeer Influenced and Corrupt Organizations Act.

In addition, Credit Suisse First Boston (USA), Inc. and certain affiliates have been named in six civil actions brought by investors in Adelphia debt and/or equity securities concerning alleged misstatements in certain Adelphia securities offerings. These complaints were consolidated in the U.S. District Court for the Southern District of New York. Credit Suisse First Boston (USA), Inc. and certain affiliates were also named in two actions filed in Connecticut state court by investors who received Adelphia equity securities in the merger of Century Communications Corporation and Adelphia in October 1999. These two complaints were removed to the U.S. District Court for the District of Connecticut and a motion seeking their transfer to the consolidated proceeding in the Southern District of New York has been filed. On April 13, 2004, the plaintiffs in these actions moved to remand their complaints to Connecticut state court. Credit Suisse First Boston (USA), Inc. and its affiliates have filed an opposition to this motion. In each of the above cases, Credit Suisse First Boston (USA), Inc. and its affiliates have filed, or expect to file, motions to dismiss.

Dividends policy

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. Within these legal constraints, we maintain a flexible dividend policy.

The following table outlines the dividends paid for the years ended December 31:

Dividend per ordinary share	USD	1)	CHF

2003 2)	0.40		0.50
2002	0.07		0.10
2001 3)	1.20		2.00
2000 4)	1.23		2.00
1999	1.10		1.75

1) For details of the period end exchange rates used, please refer to “Item 3 – Key Information – Exchange rate information”.
2) Repayment out of share capital as approved on April 30, 2004, in lieu of a dividend for financial year 2003.
3) Repayment out of share capital as approved on May 31, 2002, in lieu of a dividend for financial year 2001.
4) Repayment out of share capital as approved on June 1, 2001, in lieu of a dividend for financial year 2000.

ITEM 9: THE OFFER AND LISTING

Listing details

Our shares are listed on the SWX Swiss Exchange; since June 25, 2001, the principal trading market for our shares has been Virt-x. Our American Depositary Shares, or ADSs, are traded on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one share on the SWX Swiss Exchange or from June 25, 2001, Virt-x, and the average daily trading volume as reported by the SWX Swiss Exchange or Virt-x 1) :

	Average
	trading		Shares in CHF 2)

Period	volumes	1) 2)	High	Low

2004
First quarter	6,678,070		49.5	43.0
Through June 18, 2004	5,705,648		46.4	42.6
2003
First quarter	6,718,605		34.5	20.7
Second quarter	7,889,445		39.3	23.3
Third quarter	6,241,096		48.7	34.8
Fourth quarter	5,614,077		48.7	42.1
2002
First quarter	5,566,964		73.6	56.5
Second quarter	5,379,152		63.5	41.7
Third quarter	7,376,761		48.9	26.8
Fourth quarter	8,979,806		35.7	20.6
2001
First quarter	6,483,553		87.0	69.8
Second quarter	4,869,675		83.1	72.3
Third quarter	5,292,914		75.9	44.8
Fourth quarter	5,601,598		71.3	51.6
2000
First quarter	3,535,368		82.8	66.4
Second quarter	3,452,079		84.9	75.8
Third quarter	4,014,660		97.1	80.6
Fourth quarter	5,488,325		87.4	73.3

1) Reflects trading on Virt-x since June 25, 2001.
2) Volume and price information have been adjusted retroactively to reflect the share split on August 15, 2001.

Our shares are registered with a par value of CHF 1 per share. Effective July 8, 2004, the par value of our shares will be reduced to CHF 0.50 and on July 12, 2004 we will make a repayment of capital of CHF 0.50 per share.

Official trading of our shares in the form of ADSs on the New York Stock Exchange began on September 25, 2001, under the symbol “CSR.” The following table sets forth, for the periods indicated, the reported highest and lowest closing price of ADSs, each representing one share, on the New York Stock Exchange, and the average daily trading volume as reported by the New York Stock Exchange.

	Average	American Depositary
	trading	Shares in USD

Period	volumes	High	Low

2004
First quarter	174,540	40.4	33.6
Through June 18, 2004	138,000	36.5	33.0
2003
First quarter	161,384	24.8	15.9
Second quarter	222,254	30.4	17.4
Third quarter	122,013	35.5	26.5
Fourth quarter	268,494	36.4	32.2
2002
First quarter	46,358	44.6	33.5
Second quarter	57,564	38.4	28.4
Third quarter	129,222	32.5	18.2
Fourth quarter	208,200	23.8	13.7
2001
Fourth quarter	16,077	43.0	32.6

Differences between the corporate governance standards of Credit Suisse Group and the NYSE Rules

Credit Suisse Group endeavors to comply with all relevant standards on corporate governance, including many of the corporate governance standards applicable to US domestic issuers set by the New York Stock Exchange (“NYSE”). For a description of our corporate governance principles see also the relevant section of our Annual Report. The Group may change its corporate governance structure to reflect new requirements of relevant laws or regulations, or as deemed necessary by the Board of Directors.

Many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Rules”) do not apply to Credit Suisse Group, as the Group is classified as a “foreign private issuer” for purposes of those rules. NYSE Rule 303A.11, however, requires foreign private issuers listed on the NYSE to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. domestic issuers listed on the NYSE. The following is a summary of such differences.

First, with respect to director independence standards, the NYSE Rules state that a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company’s present executives serve on that company’s compensation committee will not be considered “independent” until three years after the end of such service or the employment relationship. The Group’s corporate governance standards allow a director to be considered independent so long as there is no such relationship at the time of consideration, and do not require a three-year look-back to prior relationships. Other than this difference, the Group’s standards for determining whether a director is independent are the same as those of the NYSE. The Group meets the requirement applicable to US listed companies that it have a majority of independent directors as defined by the NYSE Rules.

Second, with respect to board committee membership, the NYSE Rules require that a listed company’s audit committee, compensation committee and nominating/corporate governance committees each be made up entirely of independent directors. Swiss corporate governance standards generally require that only a majority of the members of these committees be independent. Credit Suisse Group’s Chairman’s and Governance Committee is currently comprised of a majority of independent members under both the Group’s and the NYSE’s independence standards. The Compensation Committee currently consists solely of independent members under both the Group’s and the NYSE’s independence standards. The Group’s Audit Committee is comprised entirely of independent directors under the Group’s independence standards, and of a majority of independent directors under the NYSE’s independence standards. The Group’s Audit Committee satisfies the audit committee requirements of Rule 10A-3 under the US Securities Exchange Act of 1934.

Third, with respect to the approval of employee benefit plans, the NYSE Rules require shareholder approval of all equity compensation plans and material revisions to such plans, including employee benefit plans. The definition of “equity compensation plans” covers plans that provide for the delivery to employees or directors of either newly issued securities or securities acquired by the issuer in the secondary market. Swiss law requires that shareholders approve the creation of the conditional capital used to set aside shares for employee benefit plans and other equity compensation plans, but does not require shareholders to approve the terms of such plans.

In addition, the NYSE Rules allocate responsibility for discussing guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee, while the Group’s corporate governance standards allocate these duties to the Risk Committee. Finally, the NYSE Rules require that certain board committees report specified information directly to shareholders, while under Swiss law, only the Board of Directors reports directly to the shareholders, while the committees submit their reports to the full Board.

Trading in our own shares

We buy and sell our own shares and derivatives on our own shares within our normal trading and market-making activities mainly through the Swiss broker-dealer operations of Credit Suisse Financial Services and some of our private banks. In the Swiss market, we buy and sell, through Credit Suisse Financial Services, our shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.

In addition, we may from time to time place orders for our own shares to satisfy obligations under various employee and management incentive plans, and potentially for shares to be used as payment in acquisitions. On February 25, 2003, we announced the termination of our share buyback program of up to CHF 5 billion. In 2003, we did not purchase any shares as part of this program; however, we purchased shares as part of market-making and trading activities, as well as for corporate purposes and to satisfy our obiligations to employees under employee share plans.

The net long or short position held by Credit Suisse Financial Services and the private banking subsidiaries in our shares has been at non-material levels relative to the number of our outstanding shares, due in part to SFBC regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in our shares. In addition to SFBC rules, trading in our own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of SWX Swiss Exchange and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by our risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines.

ITEM 10: ADDITIONAL INFORMATION

Articles of Association

For a summary of the material provisions of our Articles of Association, or AoA, and the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as they relate to our shares, refer to the summaries contained in item 6 under the captions “Corporate Governance – Shareholders” and “Corporate Governance – Changes of control and defense measures”, which we incorporate by reference herein. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the Articles, copies of which are available at our office, Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

Registration and business purpose

We are registered as a Swiss corporation (Aktiengesellschaft) in the Commercial Register of the Canton of Zurich under the registration number CH-020.3.906.075-9 and have our registered offices in Zurich, Switzerland. Our business purpose, as set forth in Article 2 of our AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. We have the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. We also have the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Directors

The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and officers. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and senior officers from participating in decisions that could directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision, pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents, or financing providers), other than at arms’ length, must be repaid to us if the shareholder or director was acting in bad faith. Our AoA provide that the Board of Directors determines the yearly remuneration of the directors. Such remuneration is determined by our Board upon recommendation of the Compensation Committee of our Board.

Our AoA provide that the Board of Directors shall consist of a minimum of seven members. The members of our Board are elected for a period of three years and are eligible for re-election, without any term limitations. According to the Regulations Governing the Conduct of Business of Credit Suisse Group (OGR), the age limit for members of the board is 70 and the age limit for the Chairman is 68.

Neither Swiss law nor the AoA restrict in any way our power to borrow and raise funds. The decision to borrow funds is passed by or under the direction of our Board of Directors, with no shareholders’ resolution required.

Dividends

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of our paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

Pre-emptive subscription rights

Under Swiss law, any share issue, whether for cash or non-cash consideration or no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain pre-emptive subscription rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preferential subscription rights in certain limited circumstances.

Repurchase of shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Shares repurchased by us do not carry any voting rights at shareholders’ meetings.

Notices

Notices to shareholders are made by publication in the Swiss Official Commercial Gazette ( Schweizerisches Handelsamtsblatt) . The Board of Directors may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SWX Swiss Exchange will either be published in two Swiss newspapers in German and French and sent to the SWX Swiss Exchange or otherwise be communicated to the SWX Swiss Exchange in accordance with applicable listing rules. The SWX Swiss Exchange may disseminate the relevant information on its online exchange information system “Newsboard.”

Liquidation and merger

Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by (1) a supermajority of at least three quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation, or (2) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Disclosure of principal shareholders

Under the applicable provisions of the Stock Exchange Act, persons acting individually or in concert who acquire or dispose of shares and thereby reach, exceed or fall below the respective thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3 % of the total voting rights of a Swiss listed corporation must notify the corporation and the SWX Swiss Exchange of such transactions, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, we must disclose in the notes to the annual financial statements the identity of any shareholders who own in excess of 5% of our shares.

Material contracts

On January 7, 2003, Credit Suisse First Boston (USA), Inc. entered into a definitive agreement to sell Pershing, a leading provider of financial services to broker-dealers and investment managers, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. The transaction closed on May 1, 2003. The sale of Pershing was effected through the sale of the equity interests in Donaldson, Lufkin & Jenrette Securities Corporation (which was converted to the Delaware limited liability company Pershing LLC on January 17, 2003), and certain other subsidiaries, including iNautix, through which the Pershing business is conducted.

For more information about this transaction, please refer to the Amendment dated as of April 30, 2003 to the Transaction Agreement by and between Credit Suisse First Boston (USA), Inc. and The Bank of New York Company, Inc., which has been filed as Exhibit 4.1 to this Form 20-F.

Exchange controls

There are no restrictions under our AoA or Swiss law, presently in force, that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote our securities freely. Other than in connection with government sanctions imposed on Iraq, Liberia, Myanmar, Zimbabwe, certain persons with links to former Serb President Mr. Milosevic, persons or organizations with links to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

Indemnification

Neither the AoA of Credit Suisse Group nor Swiss statutory law contain provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. From time to time, Credit Suisse Group has agreed to indemnify certain of its current or former directors and/or officers against certain losses and expenses in respect of service as a director or officer of Credit Suisse Group, one of our affiliates or another entity, which we approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.

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

Taxation

The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or American Depositary Receipts, which we refer to collectively as Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than CHF or USD.

This summary is based on the current tax laws of Switzerland and the United States, including the current Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, or the Treaty, the US Internal Revenue Code of 1986, as amended, or the Code, existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

This discussion does not generally address any aspects of US taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Prospective investors are urged to consult their tax advisors regarding the US federal, state and local, Swiss and other tax consequences of owning and disposing of Shares.

Swiss taxation

Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including dividends on liquidation proceeds and stock dividends) and taxable income resulting from partial liquidation as referred to below under “Capital gains tax realized on shares” are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

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

Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss establishment are required to include taxable distributions received on the Shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to dividends ( Beteiligungsabzug ).

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

United States federal income tax

For purposes of this discussion, a “US Holder” is any beneficial owner of Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) any other person that is subject to US federal income tax on a net income basis in respect of Shares. A “Non-US Holder” is any beneficial owner of Shares that is a foreign corporation or non-resident alien individual.

Taxation of dividends
US Holders
For US federal income tax purposes a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for US federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. The US Treasury has announced its intention to promulgate rules pursuant to which holders of Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with the procedures. Holders of our Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside the United States. Subject to the limitations and conditions provided in the Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

In general, a US Holder will be required to determine the amount of any dividend paid in CHF by translating the CHF into USD at the “spot rate” of exchange on the date of receipt. The tax basis of CHF received by the US Holder generally will equal the USD equivalent of such CHF, translated at the spot rate of exchange on the date such CHF dividends are received. Upon a subsequent exchange of such CHF for USD, or upon the use of such CHF to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the CHF and the USD received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the USD value of the refund differs from the USD equivalent of the amount on the date of receipt of the underlying dividend.

Non-US Holders
Dividends paid to a Non-US Holder in respect of Shares will generally not be subject to US federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the United States by such Non-US Holder.

Capital gains tax upon disposal of shares
 US Holders
Gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s basis in Shares and the amount realized on the disposition. Such gain or loss will generally be long-term capital gain or loss if the US Holder holds Shares for more than one year. Long-term capital gain realized by a US Holder that is an individual generally is subject to reduced rates.

Non-US Holders
A Non-US Holder will generally not be subject to US federal income tax in respect of gains realized on a sale or other disposition of Shares unless the gain is effectively connected with a trade or business of the Non-US Holder in the United States.

Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder (i) establishes that it is a corporation or other exempt holder or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

A non-US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

ITEM 11: QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Overview

Risk management principles
Credit Suisse Group’s business involves the prudent taking of risk. The primary objectives of the risk management strategy are to protect the financial strength and the reputation of the Group. The Group’s risk management framework is grounded on the following principles, which apply universally across all businesses and risk types.

  Protection of financial strength: Credit Suisse Group controls risk in order to limit the impact of potentially adverse events on the Group’s capital and income streams. The Group’s risk appetite is to be consistent with its financial resources.
  Protection of reputation: The value of the Credit Suisse Group franchise depends on the Group’s reputation. Protecting a strong reputation is fundamental and must be an overriding concern for all staff members.
  Risk transparency: Risk transparency is essential so that risks are well understood by senior management and can be balanced against business goals.
  Management accountability: The various segments are organized into business units that own the comprehensive risks assumed through their operations. Business unit management is responsible for the active management of the respective risk exposures and the return for the risks taken.
  Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management, controlling and legal and compliance functions operate independently of the front office units to ensure the integrity of the risk and control processes.
Risk management oversight
Risk management oversight is performed at several levels of the organization. Key responsibilities lie with the following management bodies and committees.

Risk management oversight at the Board level
  Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.
  Board of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.
  Risk Committees: Established in May 2003 and responsible for assisting the Board of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding the risk governance and the development of the risk profile, including the regular review of major risk exposures and the approval of risk limits.
  Audit Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, risk management and legal and regulatory compliance. Additionally, the Audit Committees are responsible for monitoring the independence and the performance of the internal and external auditors.
  Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committees and management in fulfilling their responsibilities by providing an objective and independent evaluation of the financial accounts and the effectiveness of control, risk management and governance processes.
Risk management oversight at the Group management level
  Group Executive Management (Group Co-CEOs and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.
  Group Chief Risk Officer: Responsible for providing risk management oversight for the Group as a whole in order to ensure that the aggregate risk appetite is consistent with the Group’s financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, risk management identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action if necessary.
  Group Risk Processes & Standards Committee (GRIPS): Responsible for establishing and approving standards regarding risk management and risk measurement.
  Credit Portfolio & Provisions Review Committee: Responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

Risk Management Oversight: Key Management Bodies and Committees

Main legal entities
Credit Suisse Group Board of Directors
Audit Committee
Risk Committee
Internal Audit
Credit Suisse First Boston Board of Directors
Risk Committee
Audit Committee
Winterthur Board of Directors
Risk Committee
Audit Committee
Credit Suisse Board of Directors
Risk Committee
Audit Committee
Credit Suisse First Boston
Operating Committee Credit Suisse First Boston
Chief Executive Officer
Chief Financial Officer
Capital Allocation and Risk Management Committee
Chief Risk Officer & Strategic Risk Management
Operational Risk Review Committee
Chief Credit Officer & Credit Risk Management
Legal & Compliance
Credit Suisse Group
Group Executive Board
Group Co-CEOs
Group Corporate Center
Group Chief Risk Officer
Group Chief Financial Officer
Group Risk Processes & Standards Committee
Credit Portfolio & Provisions Review Committee
Group Risk Management
Group Legal & Compliance
Credit Suisse Financial Services
Executive Board Credit Suisse Financial Services
Chief Executive Officer
Chief Financial Officer
CSFS Risk Management Committee
Chief Risk Officer & Strategic Risk Mangement
Winterthur Risk Management Committee
Chief Credit Officer & Credit Risk Management
Winterthur Investment Committee
Legal & Compliance
CSFS Asset and Liability Management Committee
Legal entity Credit Suisse First Boston
Legal entity Credit Suisse, Winterthur

The Boards of Directors and their committees of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston and Winterthur are identical in terms of members.

Risk management oversight at the business unit, segment and division management level
  Business unit Executive Management (Chief Executive Officers, CSFS Executive Board and CSFB Operating Committee): Responsible for implementing the business unit’s strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.
  Strategic Risk Management: At both business units, Strategic Risk Management is an independent function headed by the business unit Chief Risk Officer with responsibility for assessing the overall risk profile of the business unit on a consolidated basis and for recommending corrective action if necessary.
  Credit Risk Management: At both business units, Credit Risk Management is an independent function headed by the business unit Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the credit portfolio of the business unit.
  CSFS Risk Management Committee: Responsible for supervising and directing the Credit Suisse Financial Services risk profile on a consolidated basis, for approving risk management policies, recommending risk limits to the Credit Suisse and Winterthur Boards of Directors and their Risk Committees and establishing and allocating risk limits within Credit Suisse Financial Services.
  CSFB Capital Allocation and Risk Management Committee: Responsible for supervising and directing the Credit Suisse First Boston risk profile on a consolidated basis, approving risk management policies, recommending risk limits to the Credit Suisse First Boston Board of Directors and its Risk Committee and for establishing and allocating risk limits within Credit Suisse First Boston.
  CSFB Operational Risk Review Committee: Responsible for reviewing and addressing operational risk issues at Credit Suisse First Boston.
  Winterthur Risk Management Committee: Responsible for supervising and directing the Winterthur risk profile on a consolidated basis and approving risk management policies.
  Winterthur Investment Committee: Responsible for defining the Winterthur investment strategy in light of Winterthur’s overall risk profile.
  CSFS Asset and Liability Management Committee: Responsible for supervising the development of the Credit Suisse Financial Services banking segments’ balance sheets.
Risk categories
The Group is exposed to many risks and differentiates among them using the following eight major risk categories:

  Market risk – the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities;
  Credit risk – the risk of loss arising from adverse changes in the creditworthiness of counterparties;
  Insurance risk – the risk that product pricing and reserves do not appropriately cover claims expectations;
  Business risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;
  Liquidity and funding risk – the risk that the Group or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price;
  Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events;
  Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and
  Reputation risk – the risk that the Group’s market or service image declines.
While most segments are exposed to all risk types, their relative significance varies. The Group structure as a set of distinct operating segments is intended to enhance transparency and to focus management on the risks that are particularly important to their business. Group-wide risk management and measurement approaches are applied where appropriate and meaningful.

Risk limits
Fundamental to risk management is the establishment and maintenance of a sound system of risk limits to control the range of risks inherent in the business activities. The size of the limits reflect the Group’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses. Credit Suisse Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk taking. The level of risk incurred by the business units is further restricted by specific limits with respect to trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities at the banking segments, private equity and seed money investments, emerging market country exposures, the asset allocation of Winterthur and the reinsurance coverage of Winterthur. Within the business units and segments, the risk limits are allocated to lower organizational levels, numerous other limits are established to control specific risks and a system of individual counterparty credit limits is used to limit concentration risks.

Economic Risk Capital

Introduction
Economic capital represents the emerging best practice for measuring and reporting all quantifiable risks. It is called “economic” capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. Credit Suisse Group uses an economic capital model – called ERC – as a consistent and comprehensive risk management tool, which also forms an important element in the capital management and planning process and an element in the performance measurement process.

Representing the Group’s standard for assessing risk, ERC considerably strengthens the Group’s ability to manage its risk profile on a consolidated basis and to assess the aggregate risk appetite in relation to the financial resources. By providing a common language and terminology for risk across the Group, ERC has also increased risk transparency and knowledge sharing across the Group. As with other risk measures, the primary merit of ERC lies in its ability to provide meaningful signals regarding risk trends over time. In contrast, comparisons with other firms’ economic capital estimates are not meaningful, as there is substantial variation across institutions in terms of the definition of economic capital, model coverage, assumptions, underlying data series and implementation specifics.

Concept
The ERC model is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. It is based on the following general definition: “Economic Risk Capital” is the economic capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e. a credit rating, in the Group’s case, of AA).

Depending on the underlying source of risk, Credit Suisse Group distinguishes among three fundamental risk categories:

  Position risk ERC – the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).
  Operational risk ERC – the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%);
  Business risk ERC – the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.
Position risk ERC: This includes all risks associated with the Group’s positions, regardless of whether they translate into balance sheet exposures. The term position risk is not confined to the positions typically held by banks, but also includes the risks associated with the investment portfolios of the Winterthur entities as well as the insurance underwriting risks incurred by the Winterthur entities. In order to represent a comprehensive risk measure, ERC aims to reflect the underlying sources of risk in an integrated way. ERC therefore not only treats all financial positions on a consistent economic basis, ignoring potential differences along other dimensions (e.g. in terms of their accounting treatment), but it also does not distinguish between market and credit risks in the conventional way. Instead, the associated risks are treated on an integrated basis according to the underlying source of risk. For example, while the foreign exchange risk associated with a rouble foreign exchange position is typically treated as a market risk, it is considered an emerging market country risk in the ERC model, because the underlying source of risk is from an emerging market country. Hence, ERC reflects the Group’s risk universe in a way that allows for an integrated measure based on the underlying source of risk, while maintaining sufficient granularity to take account of the different modeling approaches needed to capture the subtleties of the different businesses or risks.

While position risks constitute the most direct and significant source of risk for the Group, ERC also takes account of more indirect risks to the Group’s financial resources. Although these indirect risks may not easily lend themselves to quantification (operational risk) or give rise to challenging conceptual issues (business risk), they can have a substantial impact on the Group and therefore must be identified, addressed and reflected in the assessment of the Group’s solvency.

Operational risk ERC: While capital charges – either external or internal – do not represent an effective substitute for adequate management processes, the ability to absorb operational risk-related losses is reflected in the ERC framework. Due to the limitations of existing modeling techniques for operational risk (especially with respect to “low frequency – high impact” operational risk events that are relevant from a capital and risk perspective), ERC estimates for operational risk are primarily intended to integrate these risks into the overall capital process and to provide an adequate capital reserve for them.

During 2003, several enhancements were made to the Group’s scenario-based operational risk ERC methodology, increasing the transparency and robustness of the capital estimates. In addition, the enhancements aligned the methodology with the anticipated requirements of Basel II’s Advanced Measurement Approach (AMA). The enhancements include the integration of internal and external loss data, the business environment and internal control factors in the assessment of the risk scenarios, as well as the use of a more granular set of scenarios, increasing the comprehensiveness of the analysis. The quantitative approach is complemented by reviews performed by line specialists and senior management to reflect the context-specific nature of operational risk and to ensure the integration of qualitative aspects deriving from business experience.

Business risk ERC: An economic capital model should take account of the fact that financial organizations do not simply represent warehouses of financial assets but also act as originators and distributors of financial services. Origination, asset management and advisory services have become important sources of firm-wide income as well as firm-wide risks. Although there is widespread recognition that the risk and return characteristics of non-warehouse businesses have profound implications on the need for economic capital and the capacity to bear risks, no industry consensus has emerged as to how exactly to alter the asset-based economic capital calculations (e.g. based on Value-at-Risk type calculations) to reflect the non-warehouse businesses. Given the lack of consensus regarding the economic capital needs to cover business risk, Credit Suisse Group has adopted a pragmatic approach. Specifically, the Group’s business risk ERC estimates are designed to measure the potential difference between expenses and revenues in a severe market event, excluding the elements captured by position risk ERC and operational risk ERC, using conservative assumptions regarding the earnings capacity and the ability to reduce the cost base in a crisis situation.

Applications
ERC represents Credit Suisse Group’s core top level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at all levels of the organization. The Board of Directors and senior management at the Group and the business units are regularly provided with ERC estimates, ERC trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

ERC is also being used in the capital allocation process, which defines the capital requirement as the higher of Total ERC or “respectability capital”, which is the minimum capital base a business needs in order to be accepted as a reliable business partner or as defined by peer consideration. Moreover, ERC serves as a reference point for the structured assessment of the Group’s aggregate risk appetite in relation to its financial resources, recognizing that a comprehensive analysis must also take into account factors that are outside the scope of the ERC framework (e.g. strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies). Furthermore, ERC forms the base for a performance metric that provides information on the return of a business in relation to the total amount of ERC needed to support that business.

Key position risk trends 2003
Continuing the trend observed in 2001 and 2002, consolidated 1-year, 99% position risk ERC in 2003 was down 17% year-on-year. The key movements in the major risk categories in 2003 were as follows:

  Interest rate, credit spread and foreign exchange ERC: +3%, due to higher credit spread risk at Credit Suisse First Boston and higher foreign exchange risk at the Winterthur entities;
  Equity investment ERC: –32%, due to a significant reduction in Winterthur’s equity risk as well as lower positions in Swiss franc terms at Credit Suisse First Boston due the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs;
  Swiss and retail lending ERC: –13%, due to the reduction in impaired loans at Corporate & Retail Banking and lower mortgage exposures at the Winterthur entities;
  International lending ERC: –31%, due to substantial exposure reductions at Credit Suisse First Boston as well as due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs, partially offset by an increase in the risk associated with Winterthur’s bond portfolio;
  Emerging markets ERC: –11%, mainly due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs;
  Real estate & structured asset ERC: –20%, due to a reduction in Credit Suisse First Boston’s commercial real estate exposure as a result of securitizations and loan sales as well as lower real estate exposures at Winterthur, partially offset by an increase in Credit Suisse First Boston’s exposure to residential mortgages; and
  Insurance underwriting ERC: –31%, primarily due to divestitures of the Republic operations, Churchill and Winterthur Italy.
The table below sets forth the Group’s risk profile, using ERC as the common risk denominator.

	Credit Suisse Financial Services				Credit Suisse First Boston 1)			Credit Suisse Group 2)

in CHF m	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Interest Rate, Credit Spread & FX ERC	2,768	2,829	4,218	1,262	1,156	2,384	3,222	3,125	4,082
Equity Investment ERC	1,223	1,640	6,265	1,938	2,132	3,301	2,631	3,882	10,998
Swiss & Retail Lending ERC	1,831	2,097	2,310	0	0	0	1,831	2,097	2,310
International Lending ERC	468	373	319	2,194	3,484	3,692	2,662	3,857	4,011
Emerging Markets ERC	214	229	254	1,485	1,672	2,341	1,699	1,900	2,595
Real Estate & Structured Asset ERC 3)	2,005	2,245	2,255	1,499	2,099	2,318	3,445	4,296	4,516
Insurance Underwriting ERC	650	944	753	0	0	0	650	944	753

Simple sum across risk categories	9,159	10,357	16,374	8,378	10,543	14,036	16,140	20,101	29,265

Diversification benefit	(3,942)	(4,757)	(7,883)	(2,083)	(2,492)	(3,632)	(5,405)	(7,086)	(11,519)

Total position risk ERC	5,217	5,600	8,491	6,295	8,051	10,404	10,735	13,015	17,746

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC need to be considered as well. Note that prior periods data have been restated for methodology changes in order to maintain consistency over time.
1) Note that Credit Suisse First Boston is managed using the USD as its base currency. Reported numbers have been translated into CHF using the respective year-end currency translation rates. The 1-year, 99% position risk ERC numbers for Credit Suisse First Boston expressed in USD are as follows: USD 5,957 m (31.12.01), USD 5,791 m (31.12.02), USD 5,094 m (31.12.03).
2) Credit Suisse Group amounts include the Corporate Center, but are net of diversification benefits between Credit Suisse Financial Services, Credit Suisse First Boston and the Corporate Center (numbers therefore do not add up).
3) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial and residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures, Credit Suisse Financial Services' real estate acquired at auction and the Credit Suisse Financial Services, Credit Suisse First Boston and Corporate Center real estate for own use in Switzerland.

Market risk

Overview
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities. The Group defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

Credit Suisse Group assumes market risk primarily through trading activities in the Institutional Securities segment of Credit Suisse First Boston and the risk exposures embedded in the insurance segments’ balance sheets (investment portfolio and interest rate risk associated with the insurance liabilities). Further market risks arise, but to a much lesser extent, in the other businesses.

Trading and non-trading portfolios are managed at the business unit, segment and division level. The business units, segments and divisions use market risk measurement and management methods designed to meet or exceed industry standards. The risk management techniques and policies are regularly reviewed to ensure that the risks taken are captured and appropriately managed. The core tools used to measure, monitor and limit market risks are the following:

  The Value-at-Risk (VaR) method estimates the potential economic loss arising from a given portfolio for a predetermined probability and holding period, using market movements determined from historical data. The VaR methodology is most useful for day-to-day risk monitoring in the context of “normal” markets.
  Scenario analysis estimates the potential economic loss after stressing market parameters. These changes are modeled on past extreme events and hypothetical scenarios. Scenario analysis is especially useful for assessing sensitivity to large price movements and for examining risk in cases where market conditions are disrupted.
  All market risk exposures are also reflected in the Group’s ERC calculations.
The VaR and scenario analysis techniques are described in more detail at the end of this section under the heading “How Credit Suisse Group measures market risk”; the ERC methodology is described in the section entitled “Economic Risk Capital”.

In order to show the aggregate market risk inherent in the Group’s businesses, the market risk exposure estimates are presented on both a business unit and a Group consolidated level, using VaR and taking into account diversification benefits across the businesses. The VaR estimates also take account of the impact of derivatives and other risk modification strategies, which the segments use to modify their exposure to market risks. The derivative instruments used in such hedging or trading activities primarily include forwards, options, futures, swaps and combinations of these instruments.

Our consolidated primary market risk exposures in the trading portfolios at December 31, 2003 were to the interest rate category, which includes exposures to government bonds, interest rate swaps and other interest rate sensitive exposures in the trading portfolios such as exposures to credit spreads. Our consolidated primary market risk exposures in the non-trading portfolios at December 31, 2003 were to the equity category, which includes the equity exposures of the insurance segments and other equity exposures in the non-trading portfolios of the banking and insurance segments such as private equity investments.

Trading portfolios
Risk measurement and management
The Group’s trading portfolios and the associated market risk exposures relate to the trading activities primarily at the Institutional Securities segment and also the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in trading activities.

Credit Suisse First Boston is active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of its broad participation in products and markets, Credit Suisse First Boston’s trading strategies are correspondingly diverse and variable, and exposures are generally spread across a diversified range of risk factors and locations.

Credit Suisse Financial Services is active in the Swiss trading market and – to a lesser extent – in other principal trading markets. The trading portfolio includes a variety of trading instruments, such as bonds, swaps, options, structured products and products from the alternative investment segment. Market risk is principally concentrated in equity exposures associated with inventory positions in structured investment products, for which Credit Suisse Financial Services acts as secondary market maker.

The segments with trading book activity perform daily Value-at-Risk (VaR) calculations to assess their market risk exposure. The calculations are usually based on a ten-day holding period with a 99% confidence level and risk movements that are generally determined from two years of historical data. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated as one-day holding period values.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects relevant to the VaR model, excluding such items as fees, commissions, certain provisions and any trading subsequent to the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables such as prices, interest rates and volatilities. Backtesting is performed at various organizational levels, from the segment level down to more specific trading areas. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Development of trading portfolio risks
The table below shows the trading-related market risk exposure for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs, which is the base currency for the VaR calculations for two of the three segments using VaR. Credit Suisse First Boston measures trading book VaR using the US dollar as the base currency (the respective VaR figures were translated into Swiss francs using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

	2003

in CHF m	Minimum		Maximum		Average	31.12.03	31.12.02

Credit Suisse Financial Services
Interest rate	1.1		7.9		3.2	4.7	2.6
Foreign exchange rate	1.2		5.7		2.5	2.0	2.6
Equity	8.7		20.0		12.9	12.7	9.4
Commodity	0.1		1.5		0.3	0.5	0.1

Subtotal	11.1		35.1		18.9	19.9	14.7

Diversification benefit	–	1)	–	1)	(4.5)	(6.4)	(3.4)

Total	10.1		20.8		14.4	13.5	11.3

Credit Suisse First Boston 2)
Interest rate	31.0		167.0		67.6	58.2	67.2
Foreign exchange rate	7.2		28.3		15.0	15.9	15.0
Equity	16.7		52.0		26.4	23.6	14.0
Commodity	0.3		3.5		0.9	0.9	1.4

Subtotal	55.2		250.8		109.9	98.6	97.6

Diversification benefit	–	1)	–	1)	(41.0)	(40.3)	(40.2)

Total	35.1		157.5		68.9	58.3	57.4

Credit Suisse Group 3)
Interest rate	36.9		119.5		64.7	58.9	66.9
Foreign exchange rate	10.9		24.3		15.6	16.8	14.5
Equity	17.2		47.3		27.3	24.9	15.6
Commodity	0.6		1.7		1.0	0.8	1.4

Subtotal	65.6		192.8		108.6	101.4	98.4

Diversification benefit	–	1)	–	1)	(44.4)	(45.3)	(40.8)

Total	45.5		99.9		64.2	56.1	57.6

Represents 10-day VaR scaled to a 1-day holding period.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
2) The Credit Suisse First Boston VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the Credit Suisse First Boston VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum daily VaR estimates in CHF are calculated using the respective month-end currency translation rate; the year-end VaR is calculated using the year-end currency translation rate. The underlying data for 2003 consists of month-end values (until March 31, 2003) and daily values (from April 1, 2003). This means that any fluctuations during the first three months of 2003, however material, will not be included in the figures above.
3) Trading portfolios are managed at the business unit, segment and division level. The consolidated VaR estimates for Credit Suisse Group are performed on a monthly basis only and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services (numbers therefore do not add up).

Credit Suisse First Boston’s one-day, 99% VaR at December 31, 2003 was CHF 58.3 million, compared to CHF 57.4 million at December 31, 2002. In US dollar terms, Credit Suisse First Boston’s one-day, 99% VaR increased 16% during the year 2003 (USD 47.2 million at December 31, 2003 versus USD 41.3 million at December 31, 2002). The increase in VaR primarily reflects changing market opportunities in fixed income markets, in particular in the credit trading and leveraged finance segments, as well as increased position taking in equity markets. Those factors were partially offset by both the impact of the introduction of a refined methodology for mortgages in the third quarter of 2003, which led to a reduction in reported VaR, and a reduction in the market volatility observed over the last two years in the fourth quarter of 2003, as volatile third quarter 2001 data fell out of the rolling two-year data set used to determine VaR. The average VaR for Credit Suisse First Boston increased from USD 43.9 million in 2002 to USD 51.5 million in 2003. During 2003, interest rate exposures were substantially higher in the first half of the year than in the second half, with the decrease in the second half of the year reflecting more conservative risk positioning in light of increased US interest rate volatility as well as the methodology and market volatility changes mentioned above.

Credit Suisse Financial Services’one-day, 99% VaR at December 31, 2003 was CHF 13.5 million, compared to CHF 11.3 million at December 31, 2002. The average one-day, 99% VaR in 2003 was CHF 14.4 million, compared to CHF 26.2 million in 2002. The decrease in the average VaR was predominantly due to the introduction of a refined methodology to calculate VaR for inventory positions in structured investment products, which better reflects the risk characteristics of those positions by splitting each product into components of the relevant asset class such as equity and fixed income. The amount of inventory positions in structured investment products decreased by 10% in 2003.

VaR results and distribution of trading revenues
Credit Suisse First Boston had no backtesting exceptions in 2003, as evidenced in the graph below. The graph illustrates the relationship between daily backtesting profit and loss, which includes only the effects of the previous night’s positions, and the daily one-day, 99% VaR for Credit Suisse First Boston in 2003. As noted above, it is appropriate to compare this measure with VaR for backtesting purposes.

Adjusted Trading Revenue and VaR estimatefor Credit Suisse First Boston

100
50
0
-50
-100
Q1 2003
Q2 2003
Q3 2003
Q4 2003
in USD m
Daily adjusted trading revenue
One-day VaR (99%)

The following histogram compares the trading revenues for 2003 with those for 2002. The trading revenue shown in this graph is the actual daily trading revenue, which includes not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

2003 vs 2002 DISTRIBUTION OF CREDIT SUISSE FIRST BOSTON'S DAILY TRADING REVENUE (unaudited)

Non-trading portfolios
Risk measurement and management
The Group’s non-trading portfolios and the associated market risk exposures cover a wide range of positions, including the banking segments’banking book positions, such as asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments, as well as the investment portfolios of the Credit Suisse Financial Services insurance segments. All segments and the Corporate Center have non-trading portfolios that carry market risks. The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of Credit Suisse Group are measured using VaR, taking into account the impact of derivatives and other risk modification strategies. VaR for the non-trading activities measures the amount of potential change in economic value; it is not a measure for the potential impact on reported earnings, since the non-trading activities generally are not marked to market through earnings. Real estate investments and foreign exchange translation risks are not included in the following analysis.

Development of non-trading portfolio risks
The table below shows the non-trading related market risk exposure for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs. Credit Suisse First Boston measures the risk associated with its non-trading portfolios using the US dollar as the base currency (the respective VaR figures were translated into CHF using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

	2003

in CHF m	Minimum		Maximum		Average	31.12.03	31.12.02

Credit Suisse Financial Services
Interest rate	123.8		223.0		167.4	123.8	188.2
Foreign exchange rate	85.8		189.3		123.9	100.5	59.5
Equity	121.5		218.0		170.0	121.5	218.6
Commodity	0.0		0.3		0.1	0.0	0.2

Subtotal	331.1		630.6		461.4	345.8	466.5

Diversification benefit	–	2)	–	2)	(156.1)	(81.2)	(212.1)

Total	264.6		405.1		305.3	264.6	254.4

Credit Suisse First Boston 2)
Interest rate	22.4		54.7		30.2	24.3	25.0
Foreign exchange rate	3.5		7.0		5.3	5.6	4.5
Equity	74.9		117.8		100.9	74.9	126.5
Commodity	0.0		1.1		0.4	0.7	0.2

Subtotal	100.8		180.6		136.8	105.5	156.2

Diversification benefit	–	2)	–	2)	(32.3)	(31.4)	(33.0)

Total	74.1		118.0		104.5	74.1	123.2

Credit Suisse Group 3)
Interest rate	124.7		218.2		173.9	124.7	187.6
Foreign exchange rate	92.7		206.8		138.0	109.3	72.8
Equity	210.1		341.0		287.4	210.1	369.6
Commodity	0.0		0.8		0.3	0.7	0.1

Subtotal	427.5		766.8		599.6	444.8	630.1

Diversification benefit	–	2)	–	2)	(179.0)	(111.6)	(222.4)

Total	333.2		560.8		420.6	333.2	407.7

Represents 10-day VaR scaled to a 1-day holding period. The VaR statistics refer to monthly numbers.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
2) The Credit Suisse First Boston VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the Credit Suisse First Boston VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum VaR estimates in CHF are calculated using the respective month-end currency translation rate; the year-end VaR is calculated using the currency translation rate at year-end.
3) The consolidated VaR estimates for Credit Suisse Group are inclusive of the Corporate Center (not shown separately), but net of diversification benefits between Credit Suisse First Boston, Credit Suisse Financial Services and the Corporate Center (numbers therefore do not add up).

For Credit Suisse First Boston, the primary market risk exposure in the non-trading portfolios at December 31, 2003 was to equity prices, principally due to investments in private equity funds. With respect to foreign exchange risks, Credit Suisse First Boston’s policy is to take neutral positions in foreign exchange exposures (except for exposure to Swiss francs). This means that, to the extent practical and possible, hedging instruments and other measures are used to eliminate the market risk resulting from changes in foreign exchange rates in non-trading portfolios. A similar approach is applied to the interest rate exposures associated with Credit Suisse First Boston’s long-term debt. Swaps, forward rate agreements and options are used as hedging instruments.

For Credit Suisse Financial Services, the primary market risk exposures in the non-trading portfolios at December 31, 2003 were to interest rates, foreign exchange rates and equity prices. The market risk exposures in the non-trading portfolios primarily reflect the market risks incurred by the insurance segments. The insurance segments’ market risk exposures cover both the investment portfolio and the insurance liabilities, which are reflected in the risk calculations on a fair value basis. The risk reduction to shareholders’ exposures provided by participating life contracts is reflected in this disclosure. For participating contracts, the policyholder shares in the earnings or surplus of the insurance company through the distribution of policyholder dividends. Therefore, policyholders and Life & Pensions shareholders share risk and reward. Additional market risks arise, but to a much lesser extent, in the banking segments of Credit Suisse Financial Services. For these segments, the primary market risk exposure in the non-trading portfolios was to interest rates. The interest rate risk exposures in the non-trading portfolios include the impact of non-maturing banking products with variable interest rates such as variable rate mortgages and savings deposits. The interest rate sensitivity of non-maturing banking products with variable interest rates is estimated using the methodology of replicating portfolios. Based on the past behavior of interest rates and associated product balances, the methodology assigns the position balance associated with a non-maturing banking product transaction with a variable interest rate to several time bands. These schedules can then be used to calculate the transaction’s interest rate sensitivity.

For the Corporate Center, the primary market risk exposure in the non-trading portfolios at December 31, 2003 was to equity prices, principally due to investments in private equity funds. Other market risk exposures at December 31, 2003 related to foreign exchange rates and interest rates.

Reported non-trading VaR at December 31, 2003 was at the low end of the range observed during 2003 for the two business units as well as for Credit Suisse Group on a consolidated basis. The decreases in non-trading VaR towards year-end reflect a reduction in the market volatility observed over the last two years in the fourth quarter of 2003, as volatile third quarter 2001 data fell out of the rolling two-year data set used to determine VaR, as well as reductions in the risk profiles of Winterthur and Credit Suisse First Boston in the second half of 2003.

Credit risk for the banking businesses

Definition of credit risk
Credit risk is the possibility of loss incurred as a result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recovery amount resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of Credit Suisse Group’s credit risk is concentrated at Corporate & Retail Banking (within Credit Suisse Financial Services) and Institutional Securities (within Credit Suisse First Boston). The credit risks taken on by Private Banking are mostly collateralized and primarily have an operational risk nature. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires a careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment. All of these elements are integral parts of the Group’s approach.

This credit risk management framework is regularly refined and covers all banking businesses that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business. The framework comprises seven core components:

  An individual counterparty and country rating system;
  A transaction rating system;
  A counterparty credit limit system;
  Country and regional concentration limits;
  A risk-based pricing methodology;
  Active credit portfolio management; and
  A credit risk provisioning methodology.
The Group evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers prepare credit requests and assign internal ratings based on their analysis and evaluation of the clients’ creditworthiness and the type of credit transaction. Credit Suisse Group has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned to a risk rating class. Additionally, the Group assigns an estimate of the expected loss on a transaction in the event of a counterparty default, based on the transaction structure. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow the Group to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section, and are intended to reflect more accurately the situation of the borrower as well as the Group’s interests and priorities in negotiating the credit.

Credit committees and senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Certain other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties or segments and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trends analysis into consideration. Credit Suisse Group regularly analyzes its industry diversification and concentration in selected segments.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness, and lawsuits. In addition, credit protection, such as credit derivatives, is used in particular to mitigate some exposures with multinational companies.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure, or non-interest earning exposure and the exposures are generally managed within credit recovery units. The risk management and credit committees of the segments and the Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans
The following table sets forth the gross loan exposure of Credit Suisse Financial Services, Credit Suisse First Boston and Credit Suisse Group consolidated:

	Credit Suisse	Credit Suisse	Credit Suisse
December 31, 2003, in CHF m	Financial Services	First Boston	Group

Consumer loans:
Mortgages	68,083	0	68,083
Loans collateralized by securities	14,379	0	14,379
Other	2,339	1,172	3,511

Consumer loans	84,801	1,172	85,973

Corporate loans:
Real estate	30,174	188	30,362
Commercial & industrial loans	34,097	13,859	47,956
Loans to financial institutions	8,374	4,473	12,847
Governments and public institutions	3,429	1,152	4,581

Corporate loans	76,074	19,672	95,746

Loans, gross	160,875	20,844	181,719

(Unearned income)/deferred expenses, net	131	(25)	106
Allowance for loan losses	(3,263)	(1,383)	(4,646)

Total loans, net	157,743	19,436	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

Non-performing loans
A loan is considered impaired when the Group believes it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is automatically classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. Credit Suisse Group continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the income statement. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At the time a loan is placed on non-performing status and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. Credit Suisse Group applies these policies worldwide.

Non-performing and total impaired loans declined substantially for Credit Suisse Group in 2003, with non-performing loans declining 45.4% as of December 31, 2003 in comparison with December 31, 2002, and total other impaired loans declining 35.4%. Notable reductions were reported at both Credit Suisse Financial Services and Credit Suisse First Boston and were attributable to the improved credit environment, settlements and the write-off of older highly reserved loans. Coverage of both non-performing loans and total impaired loans by valuation allowances increased across the Group.

Potential problem loans
At December 31, 2003 and 2002, the Group had potential problem loans amounting to CHF 2,178 million and CHF 3,524 million, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists some doubt in the credit officer’s judgment as to the timing and/or certainty of the repayment of contractual principal.

Credit Provisions
The Group maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets while provisions are included in total liabilities. Credit Suisse Group provides for credit losses based on a regular and detailed analysis of each counterparty taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either provided or adjusted accordingly. Each business unit creates valuation allowances based on Group guidelines. Credit provisions are reviewed on a quarterly basis by senior management at both the segment and the Group level.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:

  The financial standing of a customer, including a realistic assessment – based on financial and business information – of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;
  The extent of the Group’s other commitments to the same customer;
  The realizable fair value of any collateral for the loans;
  The recovery rate; and
  The costs associated with obtaining repayment and realization of any such collateral.
Judgment is exercised in determining the extent of the valuation allowance and is based on management’s evaluation of the risk in the portfolio, current economic conditions, recent loss experience, and credit and geographic concentration trends. Vulnerable sectors continue to be tracked and monitored closely, with active management leading to the requirement of collateral, the purchase of credit protection facilities and/or the tightening of credit terms or maturities where appropriate.

Loan valuation allowances and provisions for inherent credit losses
The inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions, to unimpaired homogenous pools based on risk rating and product type. Commercial loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in Valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also computed, using a methodology similar to that used for the loan portfolio.

Summary of loan valuation allowance experience
Net additions to the loan valuation allowance in 2003 were CHF 615 million, a 75.4% reduction from the net additions reported for 2002. The level of net additions to loan valuation allowances was lower due to a significant reduction in new valuation allowances as a result of the improved credit environment as well as the release of valuation allowances no longer required.

In 2003, gross write-offs declined 9.7% for the Group. Gross write-offs increased at Credit Suisse First Boston due to the write-off of old, highly covered loans, but declined at Credit Suisse Financial Services.

The following table sets forth the Group’s loan portfolio by business unit and for the Group gross and net of allowances for loan losses as of December 31, 2003:

	Credit Suisse Financial Services		Credit Suisse First Boston		Credit Suisse Group

December 31, 2003, in CHF m	2003	2002	2003	2002	2003	2002

Non-performing loans	1,981	3,023	996	3,350	2,977	6,373
Non-interest earning loans	1,523	2,109	246	217	1,769	2,326

Total non-performing loans	3,504	5,132	1,242	3,567	4,746	8,699

Restructured loans	27	54	256	229	283	283
Potential problem loans	1,817	1,839	361	1,685	2,178	3,524

Total other impaired loans	1,844	1,893	617	1,914	2,461	3,807

Total impaired loans	5,348	7,025	1,859	5,481	7,207	12,506

Loans, gross	160,875	150,005	20,844	38,040	181,719	188,045

(Unearned income)/deferred expenses, net	131	185	(25)	(6)	106	179
Allowance for loan losses	(3,263)	(4,159)	(1,383)	(3,268)	(4,646)	(7,427)

Total loans, net	157,743	146,031	19,436	34,766	177,179	180,797

Valuation allowances as % of
Total non-performing loans	93.1%	81.0%	111.4%	91.6%	97.9%	85.4%
Total impaired loans	61.0%	59.2%	74.4%	59.6%	64.5%	59.4%

The following table sets forth the movements in the provisions for credit losses by business unit and for the Group:

	Credit Suisse Financial Services		Credit Suisse First Boston		Credit Suisse Group

December 31, 2003, in CHF m	2003	2002	2003	2002	2003	2002

Balance January 1	4,159	5,779	3,268	3,569	7,427	9,348

New provisions	936	1,105	750	2,089	1,686	3,194
Releases of provisions	(504)	(438)	(567)	(252)	(1,071)	(690)

Net additions charged to income statement	432	667	183	1,837	615	2,504

Gross write-offs	(1,383)	(2,404)	(1,950)	(1,288)	(3,333)	(3,692)
Recoveries	31	35	17	26	48	61

Net write-offs	(1,352)	(2,369)	(1,933)	(1,262)	(3,285)	(3,631)

Allowances acquired	1	4	25	0	26	4
Provisions for interest	29	108	126	79	155	187
Foreign currency translation impact and other adjustments, net	(6)	(30)	(286)	(955)	(292)	(985)

Balance December 31	3,263	4,159	1,383	3,268	4,646	7,427

Country risk
Country risk is the risk of a substantial, systemic loss of value in the financial assets in a country that may be caused by the inability or unwillingness of a sovereign to meet contractual obligations and/or the imposition of controls on capital flows. Given the international character of their activities, all segments are exposed to country risk, although the largest portion is held at Credit Suisse First Boston.

Country ratings and country limits are the two primary instruments used to manage country risk. Country ratings provide an assessment of the risk of sovereign default and identify approval authority levels. The independent Credit Risk Management department, or CRM, of Credit Suisse First Boston – in cooperation with the economic research department and the Group Chief Risk Officer – periodically updates these rating assessments. Country limits cap the exposure to individual countries. They are supplemented by regional limits, which restrict the maximum exposure to a specific region in order to limit the impact of contagion. Regional limits are lower than the numerical addition of all the country limits of the respective regions. The Board of Directors Risk Committee approves certain country, regional and global limits. Within Credit Suisse First Boston, the Credit Policy and Capital Allocation and Risk Management Committee periodically reviews these limits. The Risk Measurement and Management department and CRM provide independent supervision to ensure that the divisions operate within their limits.

Insurance risk

Introduction
Protecting Insurance and Life & Pensions from insurance risk accumulations, such as natural catastrophe exposure, is a core risk management activity performed within the insurance business. To understand the risk universe of an insurance company, the flow of business and the accompanying flow of risks are analyzed. Premiums earned by selling insurance policies are invested to cover claims occurring at a future date, sometimes many years later. Therefore, Insurance and Life & Pensions strive to:

  Manage and limit insurance risk, e.g. by using reinsurance contracts;
  Manage the financial market risks associated with the assets and liabilities (reserves); and
  Manage and control the risks associated with their respective assets and reinsurance contracts.
Asset accumulation by insurance companies results predominantly from premiums being paid earlier than claims are settled. The resulting time differences, which may exceed 50 years, have implications for risk management. First, funds have to be invested in assets in such a way that they generate cash flows in line with the anticipated cash outflows embedded in the liability structure. Second, product-specific characteristics, such as maturity, profit participating bonuses and inflation-dependent insurance claims, have to be treated appropriately.

Risk structure in the insurance business
The two Winterthur segments follow stringent guidelines for assuming insurance risk, the selection of risks and the sums insured. The insurance businesses face several risk types stemming from their insurance underwriting activities. Furthermore, Winterthur contractually agreed to, partially or fully, indemnify the purchasers of several divested businesses for specifically defined claims for a determined period of time. These seasoning processes may result in a post-completion balancing payment due to the purchasers.

Non-life
In non-life business, insurance risk relates to claims which may be more frequent or larger than forecast, and/or which may have to be paid earlier than expected. Premium levels are developed considering the expected frequency and amounts of claims resulting from insured risks. Since better diversified insurance portfolios tend to imply smaller differences between expected and actual claims, Insurance holds a diversified insurance portfolio in terms of both geographic and industry structure.

A well-diversified insurance portfolio with many business lines spread over many policyholders might, nevertheless, be vulnerable to natural hazards. In such circumstances, the portfolios, although well-diversified, can be exposed to a large accumulation of risk. If adequate reinsurance protection were not in place, substantial losses could be triggered by a single natural catastrophe. Insurance therefore uses reinsurance to limit the loss triggered by a single event, with reinsurance protection capped at a cover exit point. The cover exit point is the loss amount above which Winterthur becomes exposed again. In 2003, reinsurance policies in place limited the loss to CHF 100 million for a once in 100 years catastrophe event in Europe (CHF 50 million loss deductible plus an additional yearly aggregate deductible of CHF 50 million) and to USD 31 million for a once in 250 years catastrophe event in North America.

Life
In life insurance the basic insurance risk characteristics are similar to those in the non-life business. The insurance risk in the life business includes deviations from expected mortality, disability and longevity and expected surrender rates. Life insurance risk management consists of product profit testing and monitoring, product portfolio diversification and reinsurance.

Reinsurance
The two Winterthur segments require specific levels of reinsurance to protect their business and capital. Reinsurance protection covers all levels of the organization. A global reinsurance program protects Winterthur against catastrophe events and limits the potential for losses arising from large risks. This reinsurance includes a set of internal and external reinsurance contracts to absorb all risks that exceed a prudent risk retention level. Reinsurance protection follows the Winterthur organizational structure based on the principle that each organizational entity runs insurance risk in accordance with its portfolio and its capital base.

Business risk

Business risk is the risk that the Group’s non position-related revenues could fall short of ongoing expenses, which could occur in the event of a major market contraction. Business risk excludes the revenue and expense elements captured by the other risk categories.

The ability to cover the expense base after an adverse event is crucial for an orderly continuation of the Group’s activities – possibly on a reduced level – in the event of a financial crisis. While many economic capital models do not include this risk, Credit Suisse Group believes that it is prudent to consider this risk when assessing the Group’s capital needs.

Business risk is linked to the price and activity levels on the financial markets. The price level on the financial markets is relevant for the fee and commission income derived from the management of clients’ investment portfolios. The activity level on financial markets is the key driver for brokerage commissions, underwriting commissions and advisory fees. Business risk varies across the Group’s segments, depending on the cost/income ratio, the likely stability of the revenue stream and the ability to reduce expenses in a crisis.

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group will not be able to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price. This risk is managed at the business unit/legal entity level – in line with Credit Suisse Group’s general governance principles – which allows us to specifically tailor the approach to the individual cash flow structure within the business units. The Group works in close partnership with the business units to identify, measure and monitor this risk and to foster sound liquidity management practices across the Group.

Credit Suisse Group manages its funding requirements based on business needs, regulatory requirements, rating agency criteria, tax, capital, liquidity and other considerations. Although the Group operates through separate business units, liquidity needs must be satisfied on a Credit Suisse Group consolidated basis and, in the case of the banking units, on both a consolidated and legal entity basis. Winterthur legal entities must satisfy liquidity requirements under insurance laws. Accordingly, Credit Suisse Group – as obligor or guarantor for a range of finance subsidiaries in various jurisdictions – and Credit Suisse First Boston, Credit Suisse and Winterthur, at the legal entity level, have independent sources of funding. The primary responsibility for measuring and managing funding requirements lies with these legal entities and the respective business units.

Structures and processes are in place at the legal entity and business unit levels to manage the relevant liquidity risks and to ensure appropriate liquidity profiles under various stress scenarios. Liquidity management at the business unit level is reinforced by coordination at the Group level. Practices regarding market access, such as diversification of liabilities and investor relations, are reviewed at the Group level. In addition, the Group sets the framework for contingency planning, including procedures to ensure that information flow remains timely and uninterrupted and division of responsibility remains clear.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group’s primary aim is the early identification, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Both business units take responsibility for their own operational risks, and have dedicated central Operational Risk functions.

Regular group-wide meetings take place to promote a common understanding of priorities and to foster a dialog between the Corporate Center and the business units. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

During 2003, the Group continued to develop its operational risk framework. Key initiatives included:

  Further enhancement of the governance structure for managing operational risk;
  Continued development of Key Risk Indicator (“KRI”) reporting at business unit level to serve as early-warning signals;
  Additional improvements to the business units’ self-assessment process and integration with the work underway to meet the requirements of the Sarbanes-Oxley Act. The self-assessment process seeks to ensure that each business unit understands the risks inherent in its departmental functions and processes, ensures that controls exist to address those risks, and is able to identify control gaps and prioritize corrective action;
  The ongoing collection of operational risk loss data and the continued development of the collection process; and
  Regular review of the state of operations and their inherent risks based on extensive audits and follow-up reviews, and the resulting use of information and analysis as early-warning indicators for potential issues.
In addition, Credit Suisse Group has enhanced its Operational Risk ERC framework to further align it with the expected Basel II requirements under the Advanced Measurement Approach (see Economic Risk Capital section for further details).

How Credit Suisse Group measures market risk

Introduction
Each of the segments uses market risk measurement and management methodologies designed to meet or exceed industry standards. These include both general tools capable of calculating exposures comparable across the Group’s many activities as well as focused tools that can specifically model unique characteristics of certain units’ functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, the market risk exposures are also reflected in the Group’s ERC calculations. VaR and scenario analysis are described in the following paragraphs; the ERC methodology is described in the section entitled “Economic Risk Capital”.

Value-at-Risk
VaR measures the potential loss in terms of fair value changes over a given time interval under normal market conditions at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from money market and swap transactions, bonds, and interest rate, foreign exchange, equity and commodity options. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equities, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.
The history of financial market rates and prices serves as a basis for the statistical VaR model underlying the potential loss estimation. All of the Group’s segments that model their trading portfolios with VaR use a 10-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data. These assumptions are in agreement with the “Amendment to the Capital Accord to Incorporate Market Risks” published by the Basel Committee on Banking Supervision in 1996 and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated as one-day holding period values.

The Credit Suisse First Boston VaR model was originally approved by the Swiss Federal Banking Commission (SFBC) for use in the calculation of Credit Suisse First Boston trading book market risk capital in 1998. This approval followed extensive reviews in 1997 by Credit Suisse First Boston and by the Group’s external auditors of the previous variance-covariance model and the related processes and controls. With the introduction of the historical simulation model the SFBC and the Group’s external auditors re-examined and re-approved the VaR model and related processes and controls for this purpose during the first half of 2000. Credit Suisse First Boston continues to receive regulatory approval for ongoing enhancements to the methodology.

Assumptions
The Group’s segments with trading portfolios use a historical simulation model for the majority of risk types and businesses. Where insufficient data is available for such an approach, an extreme move methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors.

Limitations
VaR as a risk measure quantifies the potential loss on a portfolio under normal market conditions only. It is not intended to cover losses associated with unusually severe market movements (these are covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
All businesses exposed to market risk regularly perform scenario analysis to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed by the businesses are specifically tailored towards their respective risk profile. In order to identify areas of risk concentration and potential vulnerability to stress events across the Group, the Group has developed a set of scenarios which are consistently applied across all businesses. The Board of Directors and senior management at the Group and the business units are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

The table below provides an overview on the primary scenarios analyzed for Credit Suisse Group as a whole, including market and credit risk-related scenarios. Note that the scenario definitions are regularly reviewed, especially subsequent to periods of stress.

Scenario	Risk	Brief Description

Flight to USD	Foreign Exchange	Strengthening of USD against all currencies coupled with a substantial increase in implied volatilities

Flight from USD	Foreign Exchange	Weakening of USD against all currencies coupled with a substantial increase in implied volatilities

Flight to CHF	Foreign Exchange	Strengthening of CHF against all currencies coupled with a substantial increase in implied volatilities

Global Interest Rate Tightening	Fixed Income	Substantial increase in global interest rates (severity based on 1994 bond market crisis), coupled with an increase in implied volatilities

Global Interest Rate Loosening	Fixed Income	50% reverse of the "Global Interest Rate Tightening" scenario

Equity Market Crash	Equity Markets	Blend of 1987 and 1998 emerging market equity market crisis, coupled with a sharp increase in implied volatilities

Equity Market Rally	Equity Markets	A significant price increase coupled with a decrease in implied volatilities

Credit Spread Widening	Traded Credit Risk	Credit spread widening similar to that observed during the 1998 Long Term Capital Management crisis

Spread Narrowing	Traded Credit Risk	75% reverse of the “Credit Spread Widening” scenario

Global Credit Downturn	Lending & Counterparty Exposures	Based on worst-case observed default rates and loss severity for the relevant market (e.g. the scenario loss for the Swiss corporate & retail portfolios are based on the recession and real estate crisis in the beginning of the 1990s)

Emerging Market Crisis	Emerging Markets	Based on Russia default of 1998 and 1980 Latin crisis with regional and global contagion

Real Estate Collapse	Real Estate	Based on worst-case observed market moves for the relevant markets

Assumptions
Scenario analysis estimates the economic loss amount that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios; it is not a measure for the potential impact on reported earnings since the Group’s non-trading activities generally are not marked to market through earnings. Scenario analysis represents a “what-if” measure for risk, as no attempt is made to estimate the probability of occurrence. Scenarios are typically defined in light of past economic or financial market stress periods.

Limitations
Scenario analysis estimates the economic loss that could arise if specific events in the economy or on financial markets were to occur. Seldom do past events repeat themselves in the exact same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES N/A

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES N/A

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS N/A

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including our Co-Chief Executive Officers and our Chief Financial Officer, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the ‘”Exchange Act”’). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As part of the communications by our independent auditors, KPMG, to our Audit Committee with respect to KPMG’s audit procedures for the year ended December 31, 2003, KPMG informed the Audit Committee of a deficiency that constituted a ”material weaknessstandards established by the American Institute of Certified Public Accountants in our internal control relating to comprehensive controls over the calculation of deferred bonus reserves at DBV-Winterthur, a German subsidiary of Winterthur Group which forms part of Credit Suisse Group. Deferred bonus reserves are established to reflect timing differences between the consolidated financial statements and the local statutory financial statements with respect to future policyholder dividends.

The Co-Chief Executive Officers and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of our disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, except to the extent of the material weakness identified above.

The deficiency in our internal control relating to comprehensive controls over the calculation of our deferred bonus reserves resulted in an error in the preliminary fourth quarter and full-year 2003 Swiss GAAP net profit published on February 12, 2004. The error was identified by management and corrected prior to the release of the audited Swiss GAAP consolidated financial statements contained in the Credit Suisse Group Annual Report 2003, and did not impact our US GAAP consolidated financial statements included in this Form 20-F. To address the deficiency, we have increased the extent of review over the calculation of deferred bonus reserves, and we plan to take the following additional remedial actions:

  Strengthen the accounting and reporting team at DBV-Winterthur; and
  Improve the information technology systems and processes at the responsible insurance unit to enable parallel preparation of and reconciliation between US GAAP and German statutory accounts, and limit the use of other data sources such as spreadsheets.
We believe that the measures described above adequately address the deficiency. We will continue to assess our disclosure controls and procedures and will take any further actions that we deem necessary.

(b) Changes in Internal Control

In connection with our adoption of US GAAP as our primary basis of accounting, during 2003 we undertook a number of changes to strengthen our internal control over financial reporting in accordance with US GAAP. In addition, the Audit Committee and senior management have considered additional measures to further improve our internal control over financial reporting in accordance with US GAAP.

As previously disclosed in our 2002 Annual Report on Form 20-F/A as filed with the SEC on April 27, 2004, we identified certain deficiencies in our internal control over financial reporting in connection with certain US GAAP reconciliation adjustments, certain pension-related balances and deferred bonus reserves and related deferred taxes on a US GAAP reconciliation basis. As a result of our adopting US GAAP as our primary basis of accounting, certain processes and procedures to which these deficiencies relate are no longer a part of our internal control over financial reporting. Furthermore, with respect to those deficiencies that were of continuing relevance, we undertook changes to strengthen our internal control over financial reporting, including:

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
As a result of these changes, we consider the previously identified deficiencies to be remedied.

With the exception of the items noted above, there has been no change in our internal control over financial reporting during the period covered by this report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The US Sarbanes-Oxley Act of 2002 requires disclosure of whether or not one or more members of the Audit Committee satisfy the qualifications of an “audit committee financial expert” as defined in the Sarbanes-Oxley Act. After assessing his expertise, the Chairman’s and Governance Committee determined that Peter F. Weibel, Chairman of the Audit Committee, satisfies such requirements. Based on this recommendation, the Board has concluded that Peter Weibel is an audit committee financial expert as defined by the Sarbanes-Oxley Act. Peter Weibel has been determined to be independent under the Group’s independence definition.

ITEM 16B: CODE OF ETHICS

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, all employees and members of the board. A copy of this code of ethics is available on our Internet website at http://www.credit-suisse.com/en/governance/code_of_conduct.html. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditors
Credit Suisse Group’s statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners, Brendan Nelson, who is the Global Lead Partner, and Peter Hanimann, who is the Leading Bank Auditor, assumed these roles in 1997 and 1998, respectively. In addition, Credit Suisse Group has mandated BDO Sofirom, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and approves the fees to be paid to KPMG for its services.

KPMG received the following fees related to the years 2002 and 2003:

Type of Service (in CHF m)	2003	2002

Audit fees	51.1	60.7
Audit-related fees 1)	3.7	18.7
Tax fees 2)	8.1	5.4
All other fees 3)	3.5	8.3	4)

1) Audit-related fees are primarily in respect of: (i) reports related to the Group’s compliance with provisions of or calculations required by agreements; (ii) internal control related reports; (iii) regulatory advisory services; and (iv) financial risk management advisory services covering operational, credit, market and liquidity risk.
2) Tax fees are fees in respect of tax compliance services, including: (i) preparation and or review of tax returns of the Group and its subsidiaries; (ii) expatriate tax return preparation services; and (iii) confirmations relating to the Qualified Intermediary status of Group entities.
3) All other fees are primarily in respect of: (i) advice as to the Group’s accounting treatment of actual or contemplated transactions; (ii) information risk management advisory services; and (iii) accounting and tax advice provided to front office personnel in connection with client transactions.
4) In addition to this amount, the Group paid CHF 16.0 million in 2002 to KPMG consulting during the period KPMG consulting was still affiliated with KPMG audit.

KPMG attends all ordinary meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or review work. The Audit Committee approves on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the External Auditor, subject to shareholder approval.

KPMG provides at least once a year a report as to its independence to the Audit Committee. In addition, and in light of new strict regulations of the U.S. Securities and Exchange Commission, or the SEC, Credit Suisse Group has revised its policy on the engagement of public accounting firms, which has been approved by the Audit Committee, to further ensure an appropriate degree of independence of its external auditor. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2003 were pre-approved. KPMG is required to periodically report to the Audit Committee regarding the extent of services provided by KPMG and the fees for the services performed to date.

ITEM 17: FINANCIAL STATEMENTS N/A

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Group, together with the notes and schedules thereto and the Report of Independent Registered Public Accounting Firm thereon, are set forth on pages F-1 and F-103 of this Annual Report on Form 20-F.

ITEM 19: EXHIBITS

No. Exhibit Title

1.1 Articles of Association ( Statuten ) of Credit Suisse Group as of April 30, 2004.

4.1 Amendment dated as of April 30, 2003 to the Transaction Agreement between Credit Suisse First Boston (USA), Inc. and The Bank of New York, Inc. dated as of January 7, 2003.

8.1 Significant subsidiaries of the Registrant.

10.1 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.

10.2 Certification pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.3 Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.4 Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.5 Rule 13a-14(a) certification of the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Credit Suisse Group

(Registrant)

/s/ Urs Rohner /s/ Philip K. Ryan

Name: Urs Rohner Name: Philip K. Ryan

Title: General Counsel Title: Chief Financial Officer

Exhibit 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Credit Suisse Group

We consent to the incorporation by reference in the registration statement (No. 333-100523) on Form F-3/A and in the registration statement (No. 333-101259) on Form S-8 of Credit Suisse Group of our report dated April 26, 2004, with respect to the consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 20-F of the Company.

Our report contains an explanatory paragraph that states that in 2003 the Company changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation, in 2002 the Company changed its methods of accounting for goodwill and intangible assets and in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

We also consent to the use of our report incorporated by reference herein dated April 26, 2004, related to the consolidated financial statement schedules I, III and IV.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Brendan R. Nelson /s/ Peter Hanimann

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, April 26, 2004

Exhibit 10.2

Annual Certification

Pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Pursuant to subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code, each of the undersigned officers of Credit Suisse Group, a company incorporated in Switzerland (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2003 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company for such period presented.

Dated: June 28, 2004 /s/ Oswald J. Grübel

Name: Oswald J. Grübel

Title: Chief Executive Officer

Dated: June 28, 2004 /s/ John J. Mack

Name: John J. Mack

Title: Chief Executive Officer

Dated: June 28, 2004 /s/ Philip K. Ryan

Name: Philip K. Ryan

Title: Chief Financial Officer

Exhibit 10.3

I, Oswald J. Grübel, certify that:

1. I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 28, 2004 /s/ Oswald J. Grübel

Name: Oswald J. Grübel

Title: Chief Executive Officer

Exhibit 10.4

I, John J. Mack, certify that:

1. I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 28, 2004 /s/ John J. Mack

Name: John J. Mack

Title: Chief Executive Officer

Exhibit 10.5

I, Philip K. Ryan, certify that:

1. I have reviewed this annual report on Form 20-F of Credit Suisse Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 28, 2004 /s/ Philip K. Ryan

Name: Philip K. Ryan

Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Credit Suisse Group

We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Group and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and 2 to the consolidated financial statements, in 2003 the Company changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation and in 2002 the Company changed its methods of accounting for goodwill and intangible assets. As discussed in Note 37 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Brendan R. Nelson /s/ Peter Hanimann

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, April 26, 2004

CONSOLIDATED US GAAP FINANCIAL STATEMENTS

Consolidated statements of income

Year ended December 31, in CHF m	2003	2002	2001

Interest and dividend income	28,364	32,200	45,961
Interest expense	(16,637)	(21,191)	(35,872)

Net interest income	11,727	11,009	10,089

Commissions and fees	12,948	15,344	18,992
Trading revenues	3,528	3,443	9,728
Realized gains/(losses) from investment securities, net	1,536	(4,207)	(563)
Insurance net premiums earned	21,823	22,307	22,159
Other revenues	(56)	(510)	(231)

Total noninterest revenues	39,779	36,377	50,085

Net revenues	51,506	47,386	60,174

Policyholder benefits, claims and dividends	22,885	19,274	21,756
Provision for credit losses	615	2,504	1,672

Total benefits, claims and credit losses	23,500	21,778	23,428

Insurance underwriting, acquisition and administration expenses	4,542	4,909	5,078
Banking compensation and benefits	11,042	13,495	18,177
Other expenses	9,010	11,421	14,285
Goodwill impairment	1,510	0	0
Restructuring charges	138	32	74

Total operating expenses	26,242	29,857	37,614

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,764	(4,249)	(868)

Income tax expense/(benefit)	(13)	(109)	(206)
Dividends on preferred securities for consolidated entities	133	133	96
Minority interests, net of tax	(31)	(193)	146

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,675	(4,080)	(904)

Income/(loss) from discontinued operations, net of tax	(346)	(447)	122
Extraordinary items, net of tax	7	18	0
Cumulative effect of accounting changes, net of tax	(566)	61	123

Net income/(loss)	770	(4,448)	(659)

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.43	(3.53)	(0.80)
Income/(loss) from discontinued operations, net of tax	(0.30)	(0.39)	0.11
Extraordinary items, net of tax	0.01	0.02	0.00
Cumulative effect of accounting changes, net of tax	(0.48)	0.05	0.11

Net income/(loss)	0.66	(3.85)	(0.58)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.39	(3.53)	(0.80)
Income/(loss) from discontinued operations, net of tax	(0.29)	(0.39)	0.11
Extraordinary items, net of tax	0.01	0.02	0.00
Cumulative effect of accounting changes, net of tax	(0.47)	0.05	0.11

Net income/(loss)	0.64	(3.85)	(0.58)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets

December 31, in CHF m	2003	2002

Assets
Cash and due from banks	24,799	28,461
Interest-bearing deposits with banks	2,992	2,618
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	257,083	267,634
Securities received as collateral	15,151	8,313
Trading assets (of which CHF 103,286 m and CHF 96,476 m encumbered)	296,076	263,090
Investment securities (of which CHF 4 m and CHF 992 m encumbered)	105,807	108,732
Other investments	7,894	15,107
Real estate held for investment	9,148	9,916
Loans, net of allowance for loan losses of CHF 4,646 m and CHF 7,427 m	177,179	180,797
Premises and equipment	7,819	9,372
Goodwill	12,325	16,664
Intangible assets	4,056	4,794
Assets held for separate accounts	5,693	13,377
Other assets (of which CHF 2,644 m and CHF 5,594 m encumbered)	78,286	79,243
Discontinued operations – assets	0	19,040

Total assets	1,004,308	1,027,158

Liabilities and shareholders' equity
Deposits	261,989	245,265
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	236,847	251,843
Obligation to return securities received as collateral	15,151	8,313
Trading liabilities	156,331	140,398
Short-term borrowings	11,497	10,008
Provisions from the insurance business	128,835	126,093
Long-term debt	89,697	105,440
Liabilities held for separate accounts	5,689	13,503
Other liabilities	61,300	72,789
Discontinued operations – liabilities	24	16,441

Preferred securities	2,214	2,178
Minority interests	743	709

Total liabilities	970,317	992,980

Common shares	1,195	1,190
Additional paid-in capital	23,586	24,417
Retained earnings	14,873	14,214
Treasury shares, at cost	(3,144)	(4,387)
Accumulated other comprehensive income/(loss)	(2,519)	(1,256)

Total shareholders' equity	33,991	34,178

Total liabilities and shareholders' equity	1,004,308	1,027,158

Commitments and contingencies refer to notes 3, 36 and 46.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in shareholders’ equity

								Accumulated
						Common		other
				Additional		shares in		comprehen-
	Common shares		Common	paid in	Retained	treasury		sive income/
in CHF m, except common shares outstanding	outstanding	1)	shares	capital	earnings	at cost	2)	(loss)	Total

Balance December 31, 2000	1,103,882,156		6,009	24,795	19,472	(7,466)		6,294	49,104

Net income	–		–	–	(659)	–		–	(659)
Other comprehensive income/(loss), net of tax	–		–	–	–	–		(3,631)	(3,631)
Issuance of common shares	2,457,851		11	164	–	–		–	175
Cancellation of repurchased shares	(7,600,000)		(38)	(531)	–	–		–	(569)
Issuance of treasury shares	235,177,204		–	235	–	15,874		–	16,109
Repurchase of treasury shares	(243,106,991)		–	–	–	(16,799)		–	(16,799)
Share-based compensation	29,913,015		–	363	–	2,133		–	2,496
Net premium/discount on treasury share and own share derivative activity	–		–	54	–	–		–	54
Repayment out of share capital (CHF 2.00 per share) 3)	–		(2,392)	–	–	–		–	(2,392)
Dividend on treasury shares	–		–	–	173	–		–	173

Balance December 31, 2001	1,120,723,235		3,590	25,080	18,986	(6,258)		2,663	44,061

Net income	–		–	–	(4,448)	–		–	(4,448)
Other comprehensive income/(loss), net of tax	–		–	–	–	–		(3,919)	(3,919)
Issuance of common shares	1,011,909		2	26	–	–		–	28
Cancellation of repurchased shares	(7,730,000)		(23)	(69)	(450)	–		–	(542)
Issuance of treasury shares	141,837,418		–	(482)	–	4,884		–	4,402
Repurchase of treasury shares	(163,895,110)		–	–	–	(4,811)		–	(4,811)
Share-based compensation	24,110,853		–	(147)	–	1,798		–	1,651
Net premium/discount on treasury share and own share derivative activity	–		–	9	–	–		–	9
Repayment out of share capital (CHF 2.00 per share) 3)	–		(2,379)	–	–	–		–	(2,379)
Dividend on treasury shares	–		–	–	126	–		–	126

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)		(1,256)	34,178

Net income			–	–	770	–		–	770
Other comprehensive income/(loss), net of tax			–	–	–	–		(1,263)	(1,263)
Issuance of common shares	5,114,194		5	14	–	–		–	19
Issuance of treasury shares	182,622,865		–	–	–	6,913		–	6,913
Repurchase of treasury shares	(191,245,719)		–	–	–	(7,009)		–	(7,009)
Share-based compensation	17,813,303		–	(844)	–	1,339		–	495
Net premium/discount on treasury share and own share derivative activity	–		–	(1)	–	–		–	(1)
Cash dividends paid (CHF 0.10 per share)	–		–	–	(111)	–		–	(111)

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)		(2,519)	33,991

1) At par value CHF 1.00 each, fully paid, net of treasury shares.
2) Comprising 64,642,966, 73,833,415 and 75,886,576 treasury shares at December 31, 2003, 2002 and 2001, respectively. In addition to the treasury shares, a maximum of 272,718,007, 228,970,984 and 191,026,457 unissued shares (conditional and authorized capital) at December 31, 2003, 2002 and 2001, respectively, were available for issuance without the approval of the shareholders.
3) For the financial year 2000, repayment out of share capital as approved on June 1, 2001, in lieu of a dividend. For the financial year 2001, repayment out of share capital as approved on May 31, 2002, in lieu of a dividend.

Comprehensive income

Year ended December 31, in CHF m	2003	2002	2001

Net income/(loss)	770	(4,448)	(659)
Other comprehensive income/(loss)	(1,263)	(3,919)	(3,631)

Comprehensive income/(loss)	(493)	(8,367)	(4,290)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows

Year ended December 31, in CHF m	2003	2002	2001

Operating activities of continuing operations
Net income	770	(4,448)	(659)
Income from discontinued operations, net of tax	346	447	(122)

Income from continuing operations	1,116	(4,001)	(781)

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	4,815	6,487	4,314
Provision for credit losses	615	2,504	1,672
Deferred tax provision	(1,545)	(220)	(1,222)
Restructuring charges	111	43	74
Change in technical provisions from the insurance business	5,957	2,044	9,424
(Gain)/loss from investment securities	(1,726)	543	(1,123)
Share of net income from equity method investments	(59)	(166)	(94)
Cumulative effect of accounting changes, net of tax	566	(61)	(123)
Receivables from the insurance business	274	(895)	(3,869)
Payables from the insurance business	1,116	1,350	2,889
Trading assets and liabilities	41,721	72,993	(61,720)
Deferred policy acquisition costs	(182)	(131)	(1,040)
(Increase)/decrease in accrued interest, fees receivable and other assets	(65,616)	(52,504)	(2,785)
Increase/(decrease) in accrued expenses and other liabilities	(12,228)	(6,606)	9,398
Other, net	2,168	340	786

Total adjustments	(24,013)	25,721	(43,419)

Net cash provided by/(used in) operating activities of continuing operations	(22,897)	21,720	(44,200)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(7,523)	(14,684)	4,051
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,804)	(28,265)	(11,943)
Purchase of investment securities	(117,874)	(140,902)	(56,641)
Proceeds from sale of investment securities	55,427	60,874	47,585
Maturities of investment securities	46,640	79,104	3,919
Investments in subsidiaries and other investments	(7,563)	(10,130)	(9,925)
Proceeds from sale of other investments	2,922	2,893	3,214
(Increase)/decrease in loans	(4,777)	(8,267)	(3,684)
Proceeds from sales of loans	5,728	2,058	2,011
Capital expenditures for premises and equipment and intangible assets	(883)	(1,371)	(3,881)
Proceeds from sale of premises and equipment and intangible assets	240	296	790
Other, net	(520)	294	1,274

Net cash provided by/(used in) investing activities of continuing operations	(37,987)	(58,100)	(23,230)

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statement of cash flows (continued)

Year ended December 31, in CHF m	2003	2002	2001

Financing activities of continuing operations
Increase/(decrease) in deposits	46,886	1,811	(14,258)
Increase/(decrease) in short-term borrowings	(677)	155	157
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	4,107	13,397	55,904
Issuances of long-term debt	23,782	39,499	54,659
Repayments of long-term debt	(26,255)	(31,564)	(19,587)
Redemption of preferred securities	0	0	(504)
Issuances of common shares	19	28	175
Issuances of treasury shares	6,913	4,402	16,109
Repurchase of treasury shares	(7,009)	(4,811)	(16,799)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(273)	(2,437)	(2,568)
Other, net	733	512	971

Net cash provided by/(used in) financing activities of continuing operations	48,226	20,992	74,259

Effect of exchange rate changes on cash and due from banks	(2,604)	1,103	(35)

Discontinued operations
Net cash provided by discontinued operations	3,985	19	758
Proceeds from sale of stock by subsidiaries	7,615	235	572

Net increase/(decrease) in cash and due from banks	(3,662)	(14,031)	8,124

Cash and due from banks at beginning of financial year	28,461	42,492	34,368

Cash and due from banks at end of financial year	24,799	28,461	42,492

Supplemental disclosures of cash flow information

Cash paid during the year for income taxes	1,176	1,409	1,603
Cash paid during the year for interest	16,730	20,922	35,767

Non-cash investing and financing activities
Transfers of repossessed assets	16	191	118
Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	573	767	9,109
Fair value of liabilities assumed	(472)	(204)	(7,861)
Cash paid related to business acquisitions	101	563	1,248

Assets and liabilities sold in business divestitures
Fair value of assets sold	(41,600)	(1,310)	(10,476)
Fair values of liabilities sold	34,164	1,137	9,248
Cash received related to business divestitures	(7,436)	(173)	(1,228)

The accompanying notes to the consolidated financial statements are an integral part of these statements.
NOTES TO THE CONSOLIDATED US GAAP FINANCIAL STATEMENTS

1 Summary of significant accounting policies

The accompanying consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) that are considered special purpose entities and where the Group is the primary beneficiary under the requirements of the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (FIN 46). The effects of intercompany transactions and balances have been eliminated.

The Group accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Group holds 20% to 50% of the voting rights, using the equity method of accounting under Other investments . The Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in Other revenues .

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by translating to the functional currency of the related entity at the exchange rate on the date of the transaction. At the balance sheet date, monetary assets and liabilities such as receivables and payables are reported using the year-end spot exchange rates. Exchange rate differences are reported in the statement of income.

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the average foreign exchange rate for the year. Translation adjustments arising on consolidation are included in Other comprehensive income/(loss) within Shareholders’ equity .

Cash and cash equivalents
Cash and cash equivalents are defined as those amounts included in Cash and due from banks . Cash equivalents are short-term, highly liquid instruments with original maturities of three months or less and that are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in Trading assets . Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in Interest and dividend income and Interest expense , respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to master netting agreements.

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned are included in the balance sheet at amounts equal to the cash advanced or received. If securities received in a SLB transaction may be sold or repledged they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense , respectively, on an accrual basis.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item.

Fair value is generally defined as the amount at which an asset/liability could be bought/incurred or sold/settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices when available are used to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of premium/discount arising at acquisition of debt securities, are recorded in Trading revenues . Interest from debt securities and dividends on equity securities are recorded in Interest and dividend income .

Derivatives classified as trading assets and liabilities
Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives classified as trading assets and liabilities arise from proprietary trading activity and from customer-based activity.

Derivatives are carried at fair value with changes in realized and unrealized gains and losses and interest flows included in Trading revenues . The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction.

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains evident at the inception of the contracts so that no gain is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Replacement values of derivative contracts are recorded on a net basis per counterparty, where a master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Refer to note 37 for further information on the derivatives used by the Group and the associated accounting method applied.

Investment securities
Investment securities include debt securities classified as held-to-maturity, and debt and marketable equity securities classified as available-for-sale.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in Other comprehensive income/(loss) within Shareholders’ equity . Amounts reported in Other comprehensive income/(loss) are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs on participating policies (shadow adjustments).

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from general market interest, credit spread or exchange rate movements to the extent the Group has the intent and ability to hold the debt security to maturity.

Recognition of an impairment loss on equity securities is recorded in the statement of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%. Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.

Unrealized losses are recognized in the statement of income when a decision has been taken to sell a security.

Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

The valuation for non-marketable equity securities depends on whether the securities are held in the banking or insurance businesses. Non-marketable equity securities held by the Group’s banking subsidiaries that are considered investment companies and subsidiaries that engage exclusively in private equity and other related activities are carried at their estimated fair value, with changes in fair value recorded in the statement of income. Non-marketable equity securities held in the insurance business are carried at fair value with changes in fair value recorded in Accumulated other comprehensive income/(loss) within Shareholders’ equity . The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Loans
Loans are carried at outstanding principal balances net of unamortized premiums and discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the statement of income in Provision for credit losses.

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans where a specifically identified loss has been included in the specific component of the allowance for loan losses. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities . Changes in the estimated calculation of losses are recorded in the statement of income in Other expenses .

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of future cash flows. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect the amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, the Group continues to accrue interest for collection purposes; however a provision is recorded resulting in no income recognition. In addition, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the statement of income. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established for any shortfall between the estimated net recoverable amount and the principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance net of provisions previously recorded is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility to recover the outstanding principal. Recoveries of loans previously charged-off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. Cash amounts received relating to fees are applied to the outstanding principal loan balance during this period. On settlement of a loan, if the loan balance is not collected in full, the loan is charged-off, net of any deferred loan fees and costs.

Interest collected on non-performing loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Loans held-for-sale are carried at the lower of amortized cost or market value and are included in Other assets . Lease financing transactions where the Group is the lessor are included in Loans at amounts representing the gross receivable less any unearned lease income. Lease payments received are recorded as a reduction of the gross lease receivable, and a portion is recorded as Interest and dividend income .

Real estate, premises and equipment
Real estate, premises and equipment are carried at cost less accumulated depreciation and are depreciated over their estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful life, generally three to five years.

The Group capitalizes costs relating to the acquisition, installation and development of software having a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Group reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment , and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Intangible assets other than goodwill may be acquired individually or as part of a group of assets assumed in a business combination. Intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base, deposit relationships, presence in the marketplace, and earnings capacity. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Prior to January 1, 2002, Goodwill and Intangible assets were amortized over their estimated useful lives. Effective January 1, 2002, goodwill is no longer amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized.

Present value of future profits
The present value of future profits (PVFP) is the actuarially determined present value of anticipated profits to be realized from life and health insurance in force at the date of the Group’s acquisition of insurance businesses. Interest accrues on the unamortized PVFP based upon the earned rate or credited rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Expected future profits used in determining the PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, policy surrenders, operating expenses and yields on assets supporting policy liabilities, as well as other factors. The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, the PVFP asset is adjusted for the impact on estimated gross margins and profits of net unrealized gains and losses on securities. Amortization of PVFP is recorded in Insurance underwriting, acquisition and administration expenses .

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Group evaluates Premises and equipment and Intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or is greater than its fair value. An impairment loss is deemed to have occurred if the carrying value of a tangible fixed or intangible asset exceeds its implied fair value. Reversals of previously recorded impairment losses are prohibited.

In the insurance business, the PVFP asset is periodically evaluated for recoverability. If the present value of future net cash flows from the insurance business acquired is insufficient to recover the PVFP, the difference is charged to expense as a write-down of the PVFP.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the balance sheet date and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in Other assets and Other liabilities , respectively. Deferred income tax expense or benefit is recorded in Income tax expense/(benefit) , except to the extent the change relates to transactions recorded directly in Shareholders’ equity . Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

Assets and liabilities held for separate accounts
Separate accounts include investments for the benefit of life insurance policyholders who bear the investment risk. These separate accounts are carried at fair value. Net investment income from the separate account business is included in Other revenues .

Provisions for future policyholder benefits, actuarial provisions for annuities, provisions for death and other benefits and loss, loss adjustment expense reserves and reinsurance reserves are recorded in Provisions from the insurance business .

Other assets
Other assets include brokerage receivables, real estate and loans held-for-sale, interest and fees receivables, deferred tax assets, premiums and other receivables from agents and policyholders, deferred policy acquisition costs, reinsurance recoverables, derivative instruments used for hedging purposes, time and precious metals time accounts related to certain brokerage transactions and policy loans and other miscellaneous receivables.

Derivatives used for hedging purposes
Derivatives are carried at fair value. The fair values of derivatives held for hedging purposes are included as Other assets or Other liabilities in the consolidated balance sheet. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in Trading revenues .

Refer to note 37 for further information on the derivatives used by the Group and the associated accounting method applied.

Deferred policy acquisition costs
Policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs. Acquisition costs that vary with and are directly related to the acquisition of insurance contracts are deferred to the extent they are deemed recoverable from future earnings. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset.

Deferred policy acquisition costs on participating traditional life products are amortized over the life of the insurance contracts in proportion to the estimated gross margins. Deferred policy acquisition costs on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policyholder benefits. Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of deferred policy acquisition costs for revisions to estimated gross margins or profits for all insurance contracts is reflected in the current period. The deferred policy acquisition costs asset related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits of net unrealized gains and losses on securities. Deferred policy acquisition costs for non-life products are amortized over the periods in which the premiums are earned. Amortization of deferred policy acquisition costs is recorded in Insurance underwriting, acquisition and administration expenses.

Provisions from the insurance businesses
Provision for future policyholder benefits
The provision for future policyholder benefits for participating traditional life products is computed using the net level premium method, which represents the present value of future policyholder benefits less the present value of future net premiums. This method uses assumptions for mortality and interest rates that are guaranteed in the contracts or used in determining dividends.

The provision for future policyholder benefits for other traditional life products is computed using the net level premium method. The assumptions are based on the Group’s experience and industry standards, including provision for adverse deviations that were in effect as of the issue date of the contract.

The provision for future policyholder benefits for non-traditional life products is equal to the account value, which represents premiums received and the allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written-off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Effective January 1, 2003, upon adoption of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), provisions for future policyholder benefits also include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to life products, where the investment risk is borne by the policyholder, annuitization options as well as sales inducements; such liabilities are calculated based on contractual obligations using actuarial assumptions. An additional liability for annuitization benefits is accrued over the period of the contract. The liability is calculated as the difference between the present value of expected annuitization payments using the current annuity conversion rate and the expected account balance at the expected annuitization date multiplied by the proportion of assessments made to expected total assessments. Contractually agreed sales inducements to policyholders include persistency bonuses and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

Provision for death and other benefits
Claim provisions represent amounts due on life and accident and health claims that have been incurred as of the balance sheet date but have not yet been paid. This includes claims incurred but not reported (IBNR) and claims handling expense. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim provisions.

Provision for future dividends to policyholders
Dividends on participating traditional life products are accrued when earned and computed in accordance with local statutory or contractual requirements. The provision for policyholder dividends also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between the consolidated financial statements and the local statutory financial statements and that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Life products, where the investment risk is borne by the policyholders
Assets and liabilities are maintained separately for non-traditional life products designed to meet specific investment objectives of policyholders. The policyholder bears the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. Assets and liabilities associated with these products are carried at fair value. Changes in the fair value of assets and liabilities are recorded in Other revenues . In some countries, contracts offer additional guaranteed benefits. Provisions for such guarantees are recorded in Provisions from the insurance business .

Provision for unpaid claims and claim adjustment expenses
Claim and claim adjustment expenses are recorded as incurred. Claim provisions comprise estimates of the unpaid portion of the reported losses and estimates of the amount of losses incurred but not yet reported to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain claim reserves for which the payment pattern and ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the long-term risk free rate.

Reinsurance
Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits. Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Guarantees
In cases where the Group acts as a guarantor, we recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including our ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Other liabilities
Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost. The principal actuarial assumptions used are set out in note 34.

Share-based compensation
Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003, are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.

Year ended December 31, in CHF m, except the per share amounts	2003	2002	2001

Net income/(loss) – as reported	770	(4,448)	(659)
Add: Share-based compensation expense included in reported net income/(loss), net of related tax effects	740	1,040	1,544
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(761)	(1,557)	(2,109)

Net income/(loss) – pro forma	749	(4,965)	(1,224)

Basic earnings/(loss) per share – as reported	0.66	(3.85)	(0.58)
Basic earnings/(loss) per share – pro forma	0.64	(4.30)	(1.08)

Diluted earnings/(loss) per share – as reported	0.64	(3.85)	(0.58)
Diluted earnings/(loss) per share – pro forma	0.62	(4.30)	(1.08)

The Group had certain option plans outstanding, primarily related to the years 1999 and prior, which included either a cash settlement feature or that were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

Own shares and own bonds
The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to physically hedge commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to Shareholders’ equity . Derivatives on own shares are recorded as assets or liabilities. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in Shareholders’ equity are excluded from the income statement. Purchases of own bonds are recorded as an extinguishment of debt.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized over the period that the related service is provided, generally on a trade-date basis. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed, as long as there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

Insurance premiums earned, net and related expenses
Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period for which coverage is provided.

Premiums from non-traditional life products are recognized as revenue when due from the policyholder. For contracts with front-end fees, any excess front-end fees are deferred and recognized in proportion to the estimated gross profits. These deferred fees are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities. Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion being deferred in the balance sheet as unearned premiums.

Premiums from the separate accounts business and premiums for non-traditional life products are not reported as insurance premiums but rather represent amounts assessed against the policyholder and are recorded in Other revenues . Claims and dividends to policyholders incurred are recorded in Policyholder benefits, claims and dividends .

2 Recently issued accounting standards

Recently adopted standards
In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R). The new disclosure requirements apply to the Group’s domestic (Swiss) plans for 2003. SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R is effective for financial statements with fiscal years ending after December 15, 2003, and the interim disclosures are required for periods beginning after December 15, 2003. The Group has adopted the new disclosure requirements of SFAS 132R. See note 33 for additional information.

In November 2003, the Emerging Issues Task Force reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments, which also discussed the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115 (EITF 03-1). The Group has adopted the new disclosure requirements of EITF 03-1.

In July 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The most significant accounting implications of SOP 03-1 for the Group are as follows: (1) for contracts containing an annuitization benefit option contract feature, an additional liability is established, if a provision for such a contract feature is not required under other applicable accounting standards and if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date; (2) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities, when specified criteria are not met; (3) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (4) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (5) recognizing contract holder liabilities for persistency bonuses and other sales inducements; and (6) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period. The Group has early adopted SOP 03-1 retroactively as of January 1, 2003. The effect of initially adopting SOP 03-1 is reported as a cumulative effect of a change in accounting principle in the 2003 results of operations in the amount of CHF 529 million, net of taxes. This charge is caused primarily by the impact of establishing additional liabilities for certain group pension and individual life insurance contracts with annuitization options, reclassifying certain separate account assets to the general account and applying the respective valuation principles, establishing liabilities for sales inducements and increasing reserves for guaranteed minimum death benefits.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for an issuer’s classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003, the Group adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies under which circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003, and that the Group has determined to contain a financing element at inception and where the Group is deemed the borrower, are now included as a separate component within Cash flows from financing activities . Prior to July 1, 2003, these derivative instruments were included within Cash flows from operating activities. The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Group’s adoption of FIN 46 was an after-tax loss of CHF 15 million reported separately in the Consolidated statement of income as the Cumulative effect of accounting changes, net of tax . The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIE at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated statement of financial condition and the amount of previously recognized interest represents the cumulative effect. As a result of the adoption of FIN 46R as of March 31, 2004, the Group consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The impact on net income was neutral due to offsetting minority interests. In addition, the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004, which is discussed in note 29. See note 40 for additional information regarding VIEs.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002, about its obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Group’s financial position, results of operations or cash flows. See note 38 for more information on the Group’s guarantees under FIN 45.

In November 2002, the EITF released Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives. The adoption of EITF 02-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing or other exit or disposal activity. The adoption of SFAS 146 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement became effective for fiscal year 2003. The adoption of SFAS 145 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Group adopted the standard on January 1, 2002. SFAS 144 requires all long-lived assets to be disposed of and discontinued operations to be measured at the lower of the carrying amount or fair value less costs to sell. SFAS 144 establishes additional criteria for determining when a long-lived asset is held-for-sale. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted. Other than the presentation of discontinued operations in the statement of income, and the classification of related assets and liabilities as held-for-sale on the consolidated balance sheets, the adoption of SFAS 144 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The statement became effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Effective July 1, 2001, the Group adopted the provisions of SFAS No. 141, Business Combinations (SFAS 141) and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), as required for goodwill and indefinite-lived intangible assets resulting from business combinations consummated after June 30, 2001. SFAS 141 requires that all business combinations consummated after June 30, 2001, be accounted for using the purchase method. Effective January 1, 2002, the Group adopted the remaining provisions of SFAS 142 under which goodwill and indefinite-lived intangible assets are no longer amortized but are subject to impairment tests, at least annually. The Group completed the required transitional impairment test of goodwill and indefinite-lived intangible assets as of January 1, 2002, and determined that there was no impairment of goodwill or intangible assets and no effect on the Group’s consolidated financial condition or results of operations as of January 1, 2002. Additionally, upon adoption, the Group reclassified certain intangible assets as follows: CHF 1,946 million from finite lived intangibles to goodwill and CHF 71 million from goodwill to finite-lived intangibles. See notes 16 and 17 for additional information on goodwill and identifiable intangible assets.

Standards to be adopted in future periods
In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act (the Act) (FSP 106-1). The Act became law in December 2003 and introduced both a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. FSP 106-1 allows companies with postretirement health-care plans that provide a prescription drug benefit to defer recognition of the prescription drug provisions of the Act. The deferral election suspends the application of the measurement and the disclosure requirements of SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (SFAS 106) until authoritative guidance is issued. The Group has elected to defer the accounting for the Act until the FASB issues further guidance in final form. The adoption of FSP 106-1 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2003, the AICPA issued SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

3 Business developments and subsequent events

The Group’s significant divestitures and acquisitions for the years ended December 31, 2003, 2002 and 2001 are discussed below.

Divestitures
Effective September 1, 2003, the Group finalized the sale of Churchill Insurance Group, plc (Churchill), its UK non-life insurance operations, to the Royal Bank of Scotland. Cash consideration of CHF 2.4 billion was received. In connection with this transaction, the Group recorded a pre-tax loss of CHF 291 million.

Effective August 27, 2003, the Group finalized the sale of Republic Financial Services, Inc. formerly part of Winterthur’s US non-life insurance operations, to an American investor group led by Wand Partners Inc. The sale price was CHF 167 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 125 million.

Effective August 26, 2003, the Group finalized the sale of Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A., its Italian insurance operations, to Unipol Assicurazioni SpA. The sale price was CHF 2.3 billion. In connection with this transaction, the Group recorded a pre-tax gain of CHF 190 million.

Effective May 1, 2003, the Group sold CSFB’s clearing and execution platform, Pershing LLC, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the Group recorded a pre-tax loss of CHF 275 million, of which CHF 246 million is included as of December 2002.

Effective January 1, 2002, the Group sold Winterthur Versicherungs AG, Winterthur Pensionskassen AG und Wintisa Management and Consulting AG, its insurance and pension fund business in Austria, to Zürich Kosmos Versicherungs AG, a subsidiary of Zurich Financial Services Group. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 185 million.

Effective January 1, 2002, the Group transferred the insurance operations and certain assets and liabilities of Winterthur Assurances, Paris, and Winterthur Vie, Paris, France, to Mutuelles du Mans Assurances. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 32 million.

The Group sold Winterthur’s large corporate risks insurance operations (Winterthur International) to XL Capital Ltd in 2001 for an initial cash consideration of CHF 730 million. The sale price was subject to final determination and in December 2003, agreement was reached with XL Capital Ltd on the final sale price, which resulted in the return of CHF 93 million of the purchase price to XL and an overall loss on the sale of CHF 50 million. The sale is subject to additional indemnification provisions, which are described in the paragraphs on indemnification in this note.

Acquisitions
On September 17, 2002, the Group acquired 100% of the shares of Premier Life Ltd., Luxembourg, and the portfolio of Premier Life Ltd., Bermuda, for a purchase price of CHF 30 million and CHF 14 million, respectively. The Luxembourg acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations were included in the consolidated financial statements for the first time in the fourth quarter of 2002. The total goodwill was CHF 9 million. The portfolio in Bermuda was also accounted for as a purchase and first included in the results of operations in the third quarter of 2002.

On December 7, 2001, the Group acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of global insurer Sun Life Financial Services of Canada Inc., for a purchase price of CHF 287 million. The companies are asset management companies with contracts for management of the insurance assets (including property) of their former affiliate Sun Life Assurance Company of Canada (UK) Limited and third-party institutional and retail funds. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations beginning December 7, 2001, have been included in the accompanying consolidated financial statements. The total goodwill was CHF 250 million.

On September 30, 2001, the Group acquired the non-life insurance activities of Commercial General Union in Belgium. The purchase price was CHF 175 million and the total goodwill was CHF 241 million. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Commercial General Union in Belgium beginning September 30, 2001, have been included in the accompanying consolidated financial statements.

On April 4, 2001, the Group acquired the Czech pension fund, Vojensky Otevreny Penzijni Fond (VOPF) for a purchase price of CHF 125 million. The Group acquired 93.28% of total capital on January 18, 2001, and 6.66% of total capital on May 9, 2001. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of VOPF beginning April 1, 2001, have been included in the accompanying consolidated financial statements. The total goodwill was CHF 104 million.

On February 7, 2001, the Group acquired JO Hambro Investment Management Ltd., an investment company targeting high-net-worth individuals, for CHF 229 million payable in a combination of cash and securities. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of JO Hambro Investment Management Limited beginning February 7, 2001, have been included in the accompanying consolidated financial statements. The total goodwill was CHF 208 million.

Indemnification
In connection with the sale of assets or businesses, the Group sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements. These indemnification provisions, sales price adjustments and the cost of reinsurance protection for risk retained resulted in charges to the statement of income of CHF 341 million, CHF 93 million and CHF 87 million in the years ended December 31, 2003, 2002 and 2001, respectively. Contingencies with respect to significant indemnification provisions provided by the Group are discussed below.

In accordance with the terms of the Sale and Purchase Agreement (SPA) for Winterthur International, the Group is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three year post-completion seasoning period, which expires on June 30, 2004. This seasoning process may result in a balancing payment being due to the purchaser. The current provision for this sale related contingency is based on an estimate prepared by an external independent actuary, which was performed based upon data provided by the purchaser as of December 31, 2002. The Group has not received sufficient additional data related to developments subsequent to December 31, 2002 to update its current estimate of the sale related contingency. The Group expects to receive updated data from the purchaser in the third quarter of 2004, in connection with the settlement of the reserve seasoning; the evaluation of such data could result in an increase in the reserves for the Winterthur International sales related contingencies, and the amount of such a change could be significant. The eventual settlement of the reserve seasoning will be determined with the assistance of an independent actuary should the Group and the purchaser disagree on the final amount due under the SPA.

The Group also entered into a profit and loss sharing agreement with the purchaser of Churchill. In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business of a subsidiary of Churchill. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed twice each year.

Subsequent events
On March 29, 2004, the Group announced the sale of its French subsidiary Rhodia Assurances S.A. to April Group. The transaction is subject to regulatory approval. Both parties to the transaction agreed not to disclose the price and conditions of the sale. Following the sale of Rhodia Assurances S.A., Winterthur Group will no longer have a presence in the French market.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quote). This legislation impacts the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

On February 3, 2004, the Group entered into an agreement to sell General de Valores Y Cambios, one of its brokerage businesses. The parties have agreed not to disclose the terms of the transaction, which has already obtained all relevant regulatory approvals.

4 Discontinued operations

In accordance with SFAS 144, the results of operations of entities disposed of or classified as held-for-sale were reported as Discontinued operations in the statement of income for all years presented.

The Group presents the assets and liabilities of entities classified as held-for-sale as Discontinued operations – assets and Discontinued operations – liabilities , respectively in the consolidated balance sheets. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made and prior periods are not reclassified.

As of December 31, 2003 and 2002, assets held-for-sale related to discontinued operations were CHF 0 million and CHF 19,040 million, respectively, and liabilities held-for-sale related to discontinued operations were CHF 24 million and CHF 16,441 million, respectively.

The following table summarizes the results of discontinued operations, including gains and losses on sales:

Year ended December 31, in CHF m	2003		2002	2001

Total revenues	5,290		7,729	7,751
Total expenses	(5,278)	1)	(7,650)	(7,626)

Income/(loss) before taxes from discontinued operations	12		79	125

Gain/(loss) on disposal of stock	(234)		(526)	0
Income tax expense	124		0	3

Income/(loss) from discontinued operations, net	(346)		(447)	122

1) Including charges from indemnification provisions.

5 Segment information

Overview
Credit Suisse Group is a global financial services company, with head office in Zurich, Switzerland. The activities of Credit Suisse Group are structured into two main business units and the Corporate Center. The business units are further broken down into six operating segments identified below. The Corporate Center performs typical parent company functions such as internal audit, group communications, accounting and financial reporting, tax, investor relations, capital and liquidity management, corporate development, legal and compliance and risk management. The Corporate Center accounts include parent company operations, certain centrally managed investments and functions. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center accounts also include expenses for projects sponsored by the Group, as well as consolidation adjustments. As of December 31, 2003, the Group’s reportable operating segments were as discussed below.

The Credit Suisse Financial Services business unit consists of four segments:

  Private Banking , providing wealth management services for high-net-worth clients around the world;
  Corporate & Retail Banking , serving corporate and retail banking clients in Switzerland;
  Life & Pensions , providing insurance and pension solutions to private and corporate clients in Europe and selected Asian markets; and
  Insurance , providing non-life insurance to private and corporate customers predominantly in Europe and the United States.
The Credit Suisse First Boston business unit consists of two segments:

  Institutional Securities , providing securities underwriting, financial advisory services, capital raising services and sales and trading products worldwide; and
  CSFB Financial Services , providing asset management products and financial and advisory services to institutional and private clients.
On January 1, 2004, Credit Suisse Group changed its primary accounting standard to US GAAP. For the year ended December 31, 2003, the business was managed on the basis of financial information prepared in accordance with Swiss GAAP. The consolidated results of Credit Suisse Group are discussed below on a US GAAP basis. As required by US GAAP, the segment results are presented and discussed on the basis of the management reporting principles applied in 2003, which were based on Swiss GAAP. Our consolidated results include a discussion of the principal reconciling items between segment reporting under our management reporting basis and the consolidated financial statements prepared in accordance with US GAAP.

In our previously published financial statements for 2003, 2002 and 2001 under Swiss GAAP, certain acquisition-related costs, exceptional items, cumulative effect of accounting changes and minority interests were shown only in the consolidated financial statements and the results for our two business units. For purposes of the 2003 US GAAP financial statements and this discussion, these items have been allocated to the segments to which they relate and, accordingly, we have not presented the separate aggregation of the results of our two business units. Prior period segment results have been reclassified to conform to the current presentation.

A reconciliation of net revenues , net income and total assets of the Group’s operating segments and the Corporate Center under the Group’s management reporting basis to the consolidated financial statements prepared in accordance with US GAAP is provided below, including a description of the primary net revenue reclassification adjustments and the primary valuation and income recognition adjustments.

Adjustments to net revenues include various classification differences between operating income at the segment level and net revenues in the consolidated statements of income. The primary reclassifications included in the adjustments to net revenues relate to the classification of Policyholder benefits, claims and dividends and certain realized gains/(losses) from divestitures and are discussed below.

The primary valuation and income recognition differences resulting in adjustments between net revenues and net income for segment reporting and the consolidated statements of income are discussed below and include adjustments resulting from the accounting for the business combination with “Winterthur” Swiss Insurance Company, other business combinations and disposals, adjustments resulting from the accounting for insurance liabilities, derivatives, general provisions and other adjustments.

Segment reporting
Inter-segment revenue sharing and cost allocation
Responsibility for each of our products is allocated to one of the segments. In cases where one segment contributes to the performance of another, revenue sharing agreements are in place to compensate for such efforts. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments. Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The costs of shared services and their related allocations are added to, or deducted from, Other operating expenses for the respective segments. The aim of the revenue sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions, although this is not achieved in all cases.

Valuation adjustments, provisions and losses
Provisions for credit risk at the banking segments within Credit Suisse Financial Services are generally based on expected credit losses, which are determined according to a statistical model derived from historical losses. Management believes that the statistical model provides a long-term view of credit loss experience. In any year, statistically determined provisions may be higher or lower than the actual credit experience relating to the credit risks covered by this model, depending on the economic environment, interest rates and other factors. The banking segments within Credit Suisse Financial Services reflect an expense item in the amount of the statistically determined expected credit losses. On a consolidated basis, Valuation adjustments, provisions and losses in the income statement reflect actual credit provisions for the year. Non-credit-related losses and counterparty defaults other than those relating to the lending business are not covered by the statistical model. Provisions for these losses and defaults are based on actual experience and are recorded at the relevant segment. Effective January 1, 2002, while the banking segments within Credit Suisse Financial Services continue to record an expense item for statistically determined expected credit provisions, the segments within Credit Suisse First Boston record credit provisions based on actual experience.

Taxes
Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis. The difference between these average tax rates and our actual consolidated tax expense results in an adjustment to taxes at the Corporate Center.

The following tables present the results of the Group’s operating segments and the Corporate Center:

Private Banking

Year ended December 31, in CHF m	2003	2002	2001

Operating income	5,921	6,071	6,998

Personnel expenses	2,193	2,311	2,394
Other operating expenses	1,130	1,370	1,405

Operating expenses	3,323	3,681	3,799

Gross operating profit	2,598	2,390	3,199

Depreciation of non-current assets	218	285	205
Amortization of acquired intangible assets and goodwill	29	110	31
Valuation adjustments, provisions and losses	69	78	55

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	2,282	1,917	2,908

Extraordinary income/(expenses), net	125	44	12
Cumulative effect of change in accounting principle	0	64	0
Taxes	(522)	(494)	(640)

Net profit before minority interests	1,885	1,531	2,280

Minority interests	(15)	(15)	(20)

Segment result	1,870	1,516	2,260

Corporate & Retail Banking

Year ended December 31, in CHF m	2003	2002	2001

Operating income	3,131	3,147	3,159

Personnel expenses	1,242	1,250	1,324
Other operating expenses	755	943	902

Operating expenses	1,997	2,193	2,226

Gross operating profit	1,134	954	933

Depreciation of non-current assets	106	108	100
Amortization of acquired intangible assets and goodwill	11	23	12
Valuation adjustments, provisions and losses	305	312	328

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	712	511	493

Extraordinary income/(expenses), net	2	4	13
Cumulative effect of change in accounting principle	1	2	0
Taxes	(158)	(122)	(120)

Net profit before minority interests	557	395	386

Minority interests	(3)	(1)	(1)

Segment result	554	394	385

Life & Pensions

Year ended December 31, in CHF m	2003	2002	2001

Operating income	1,451	1,349	2,503

Personnel expenses	732	931	749
Other operating expenses	490	563	671

Operating expenses	1,222	1,494	1,420

Gross operating profit/(loss)	229	(145)	1,083

Depreciation of non-current assets	470	469	350
Amortization of acquired intangible assets and goodwill	30	29	43

Profit/(loss) before, cumulative effect of change in accounting principle and taxes	(271)	(643)	690

Cumulative effect of change in accounting principle	0	72	0
Taxes	719	(786)	(153)

Net profit/(loss) before minority interests	448	(1,357)	537

Minority interests	27	50	(2)

Segment result	475	(1,307)	535

Insurance

Year ended December 31, in CHF m	2003	2002	2001

Operating income	3,389	1,585	3,236

Personnel expenses	1,267	1,502	1,388
Other operating expenses	692	787	873

Operating expenses	1,959	2,289	2,261

Gross operating profit/(loss)	1,430	(704)	975

Depreciation of non-current assets	178	189	169
Amortization of acquired intangible assets and goodwill	32	36	30

Profit/(loss) before, cumulative effect of change in accounting principle and taxes	1,220	(929)	776

Cumulative effect of change in accounting principle	0	128	0
Taxes	38	(99)	(224)

Net profit/(loss) before minority interests	1,258	(900)	552

Minority interests	5	117	(46)

Segment result	1,263	(783)	506

Institutional Securities

Year ended December 31, in CHF m	2003	2002	2001

Operating income	12,766	14,479	20,097

Personnel expenses	6,885	8,742	13,201
Other operating expenses	2,999	3,690	5,007

Operating expenses	9,884	12,432	18,208

Gross operating profit	2,882	2,047	1,889

Depreciation of non-current assets	514	609	779
Amortization of acquired intangible assets and goodwill	669	766	825
Valuation adjustments, provisions and losses	363	3,579	1,859

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,336	(2,907)	(1,574)

Extraordinary income/(expenses), net	34	379	(1)
Cumulative effect of change in accounting principle	318	246	0
Taxes	(430)	993	210

Net profit/(loss) before minority interests	1,258	(1,289)	(1,365)

Minority interests	0	0	(1)

Segment result	1,258	(1,289)	(1,366)

CSFB Financial Services

Year ended December 31, in CHF m	2003	2002	2001

Operating income	1,524	3,050	3,790

Personnel expenses	862	1,640	2,136
Other operating expenses	435	935	1,308

Operating expenses	1,297	2,575	3,444

Gross operating profit	227	475	346

Depreciation of non-current assets	37	142	178
Amortization of acquired intangible assets and goodwill	421	537	630
Valuation adjustments, provisions and losses	35	23	79

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(266)	(227)	(541)

Extraordinary income/(expenses), net	134	(134)	(14)
Cumulative effect of change in accounting principle	0	8	0
Taxes	48	(194)	438

Segment result	(84)	(547)	(117)

Corporate Center

Year ended December 31, in CHF m	2003	2002	2001

Operating income	(88)	(966)	(116)

Personnel expenses	237	176	109
Other operating expenses	(246)	(423)	(288)

Operating expenses	(9)	(247)	(179)

Gross operating profit/(loss)	(79)	(719)	63

Depreciation of non-current assets	364	371	405
Amortization of acquired intangible assets and goodwill	(5)	(2)	(8)
Valuation adjustments, provisions and losses	7	318	55

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(445)	(1,406)	(389)

Extraordinary income/(expenses), net	100	182	(8)
Taxes	131	77	(56)

Net profit/(loss) before minority interests	(214)	(1,147)	(453)

Minority interests	(61)	(55)	(6)

Segment result	(275)	(1,202)	(459)

Reconciliation of segment reporting in accordance with management reporting principles to consolidated reporting in accordance with US GAAP
As noted above, effective January 1, 2004 the Group adopted US GAAP as its primary accounting standard, and the Group’s consolidated results are presented in this Form 20-F on a US GAAP basis. US GAAP, however, requires the Group to present its segment results on the basis of the management reporting principles used in 2003, which were based on Swiss GAAP.

The following tables provide a reconciliation of net revenues , net income and total assets of the Group’s operating segments and the Corporate Center under the Group’s management reporting principles to the consolidated financial statements prepared in accordance with US GAAP:

	Net revenues 1)				Net income/(loss) 2)

Year ended December 31, in CHF m	2003	2002	2001	2003	2002	2001

Private Banking	5,921	6,071	6,998	1,870	1,516	2,260
Corporate & Retail Banking	3,131	3,147	3,159	554	394	385
Life & Pensions	1,451	1,349	2,503	475	(1,307)	535
Insurance	3,389	1,585	3,236	1,263	(783)	506
Institutional Securities	12,766	14,479	20,097	1,258	(1,289)	(1,366)
CSFB Financial Services	1,524	3,050	3,790	(84)	(547)	(117)
Corporate Center	(88)	(966)	(116)	(275)	(1,202)	(459)

Total segment reporting	28,094	28,715	39,667	5,061	(3,218)	1,744

Adjustments	23,412	18,671	20,507	(4,291)	(1,230)	(2,403)

Credit Suisse Group	51,506	47,386	60,174	770	(4,448)	(659)

1) Corresponds to operating income in the segment income statements.
2) Corresponds to segment results in the segment income statements.

	Total assets

December 31, in CHF m	2003	2002

Private Banking	178,533	171,126
Corporate & Retail Banking	96,252	94,757
Winterthur (Life & Pensions/Insurance) 1)	160,751	165,606
Institutional Securities	588,783	573,628
CSFB Financial Services	17,118	31,811
Corporate Center	(79,273)	(81,272)

Total segment reporting	962,164	955,656

Adjustments	42,144	71,502

Credit Suisse Group	1,004,308	1,027,158

1) Split by segments for total assets not available.

The following discussion describes the significant adjustments to net revenues , net income and total assets of the Group’s operating segments and the Corporate Center under the management reporting principles to the consolidated financial statements prepared in accordance with US GAAP.

Net revenue reclassification adjustments
Adjustments to net revenues include various classification differences between operating income at the segment level and net revenues in the consolidated statements of income. The primary reclassifications included in the adjustments to net revenues are discussed below.

Reclassifications relating to the Life & Pensions and Insurance segments include:

  Reclassification of CHF 24.3 billion, CHF 24.2 billion and CHF 25.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively, of policyholder benefits, claims and dividends, which are netted against operating income at the segment level but are presented gross in the consolidated statements of income.
  Reclassification of CHF 1.1 billion, CHF –0.1 billion and CHF –0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, of realized gains/(losses) from divestitures, which are included in operating income at the segment level but are presented as discontinued operations in the consolidated statements of income.
Reclassifications relating to the Institutional Securities segment include expenses related to certain redeemable preferred securities of CHF 0.1 billion, CHF 0.1 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, which are netted against operating income at the segment level but are included in dividends on preferred securities in the consolidated statements of income.

Valuation and income recognition adjustments
The primary valuation and income recognition differences resulting in adjustments between operating income and segment result for segment reporting and net revenues and net income in the consolidated statements of income are discussed below (amounts specified are all before tax).

Accounting for business combination with “Winterthur” Swiss Insurance Company
The Group accounted for the merger of Credit Suisse Group and “Winterthur” Swiss Insurance Company as a pooling of interests under the management reporting principles, whereas in the Group’s consolidated financial statements, this merger was accounted for as a purchase with Credit Suisse Group as the acquiror. Accordingly, for segment reporting (in the Life & Pensions and Insurance segments) the carrying values of assets and liabilities of Winterthur were combined at historical values, whereas for the consolidated financial statements, the initial carrying values of assets and liabilities of Winterthur were recorded at fair value on the acquisition date and goodwill was recorded for the excess of the consideration paid over the fair value of the net assets acquired. The total adjustments to net income attributable to Winterthur purchase accounting were decreases of CHF 3.9 billion, CHF 0.8 billion and CHF 2.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively. The total adjustments to net revenues attributable to Winterthur purchase accounting were decreases of CHF 0.8 billion, CHF 0.9 billion and CHF 2.5 billion for the years ended December 31, 2003, 2002 and 2001, respectively. The goodwill impairment and the goodwill write-off from the Italian insurance operations and Churchill did not impact the management basis.

The following table sets forth details on the purchase accounting adjustments resulting from the business combination with “Winterthur” Swiss Insurance Company:

	Net income/(loss)

Year ended December 31, in CHF m	2003	2002	2001

Investments	(906)	(928)	(2,558)
Life insurance
Deferred policy acquisition costs	251	217	37
Present value of future profits	(331)	(333)	(225)
Technical provisions	47	348	344
Goodwill	(1,509)	(228)	(388)
Retirement benefits	12	5	(5)
Taxation	377	135	698
Discontinued operations	(1,854)	0	0
Other	0	0	21

Total purchase accounting adjustments	(3,913)	(784)	(2,076)

Other business combinations and disposals
Differences in the basis of certain assets and liabilities between management reporting principles and US GAAP result in differences in the carrying amount of goodwill and intangible assets and, accordingly, in realized gains/losses upon disposition of assets and liabilities. Furthermore, under management reporting principles, goodwill and intangibles are amortized over their expected lives, whereas in the Group’s consolidated financial statements, intangible assets with indefinite lives and goodwill for the years ended December 31, 2003 and 2002 are no longer amortized.

Adjustments to net income attributable to business combinations and disposals were increases of CHF 0.8 billion and CHF 0.7 billion in 2003 and 2002, respectively, and a decrease of CHF 0.6 billion in 2001. Adjustments to net revenues attributable to business combinations and disposals (including reclassifications in connection with discontinued operations) were decreases of CHF 5.3 billion, CHF 7.7 billion and CHF 7.8 billion in 2003, 2002 and 2001, respectively.

Insurance liabilities
Adjustments to net income for the year ended December 31, 2003 include a decrease of CHF 0.4 billion, which is primarily a result of the adoption of SOP 03-01 reflected in the consolidated financial statements but not in the segment results. This adoption resulted in a decrease of net revenues of CHF 0.1 billion for the year ended December 31, 2003.

Derivatives
Under management reporting principles, trading derivatives are recorded on the balance sheet at fair value. Realized and unrealized gains and losses from derivatives classified as trading are reported in net trading income. Realized and unrealized gains and losses from derivatives classified as hedging instruments are recognized in income on the same basis as the underlying item being hedged with any difference in fair value recorded in Other Assets or Other Liabilities. Management reporting principles also allow the use of internal derivatives in hedging transactions without requiring that a corresponding trade be executed externally. For purposes of the Group’s consolidated financial statements, all derivatives are recognized as assets or liabilities in the balance sheet at fair value. The recognition of the changes in fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If the derivative instrument qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income. The total adjustments to net income attributable to derivatives, including with respect to accounting for internal derivatives that do not meet hedging criteria were a decrease of CHF 17 million in 2003 and increases of CHF 0.2 billion and CHF 1.0 billion in 2002 and 2001, respectively. The total adjustments to net revenues attributable to derivatives, including with respect to accounting for internal derivatives that do not meet hedging criteria were increases of CHF 0.3 billion, CHF 0.6 billion and CHF 1.2 billion in 2003, 2002 and 2001, respectively.

General provisions
Under management reporting principles, certain valuation and other reserves not permitted under SFAS 5 were recorded in the segment results but are reversed in the Group’s consolidated financial statements in accordance with US GAAP. Such adjustments, among others, include a reserve for general banking risks, restructuring provisions that are economically necessary or legally required and other reserves. In accordance with Swiss banking regulations, the reserve for general banking risks is disclosed as a separate component of shareholders’ equity. Changes to this equity component are disclosed as an extraordinary item in the income statement of the segment to which they relate. These extraordinary items are reversed in the Group’s consolidated financial statements in accordance with US GAAP.

Adjustments to net income include decreases of CHF 0.2 billion, CHF 0.6 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively, to reverse the impact of these items included in the segment results. This treatment of provisions resulted in a decrease of net revenues of CHF 0.6 billion for the year ended December 31, 2002 and insignificant adjustments to net revenues for the years ended December 31, 2003 and 2001.

Other
Other valuation and income recognition adjustments to net income and net revenues include (amounts specified all reflect adjustments to net income):

  Timing differences for the recognition of gains and losses on investment securities. Related adjustments to net income were decreases of CHF 0.2 billion, CHF 0.2 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Capitalization of certain costs related to the acquisition and development of internal use software in the Group’s consolidated financial statements, which were expensed for management reporting purposes in years prior to 2002. Related adjustments to net income were decreases of CHF 0.2 billion and CHF 0.3 billion and an increase of CHF 0.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Recognition of additional accruals in the consolidated financial statements for defined benefit pension plans which are treated as defined contribution pension plans for management reporting purposes. Related adjustments to net income were increases of CHF 0.3 billion, CHF 0.3 billion and CHF 0.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Elimination of dividend and interest income on own shares and bonds in the consolidated financial statements which are included as investments for management reporting purposes. Related adjustments to net income were decreases of CHF 15 million and CHF 0.3 billion for the years ended December 31, 2003 and 2001, respectively and an increase of CHF 0.3 billion for the year ended December 31, 2002
  Elimination of differences in the treatment of transfers of financial assets between the consolidated financial statements and management reporting. Related adjustments to net income were decreases of CHF 15 million, CHF 0.3 billion and CHF 0.1 billion for the years ended December 31, 2003, 2002 and 2001, respectively;
  Tax impact, where applicable, of adjustments noted above. Related adjustments to net income were decreases of CHF 0.4 billion, CHF 0.3 billion and CHF 0.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively; and
  Other insignificant adjustments.
Total assets
Adjustments to total assets result primarily from inter-company eliminations in addition to the impact of the adjustments to net income noted above.

Segment reporting by geographic location
The following table sets forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed:

		Europe
		(excluding		Asia/Pacific/
Year ended December 31, in CHF m	Switzerland	Switzerland)	Americas	Africa	Total

2003
Net revenues	20,186	20,319	8,711	2,290	51,506
Total expenses 1)	(20,947)	(17,414)	(9,307)	(2,074)	(49,742)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(761)	2,905	(596)	216	1,764

2002
Net revenues	19,322	15,319	10,351	2,394	47,386
Total expenses 1)	(21,947)	(14,032)	(13,295)	(2,361)	(51,635)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(2,625)	1,287	(2,944)	33	(4,249)

2001
Net revenues	21,910	19,846	15,126	3,292	60,174
Total expenses 1)	(20,535)	(19,056)	(18,299)	(3,152)	(61,042)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,375	790	(3,173)	140	(868)

1) Includes total benefits, claims and credit losses and total operating expenses.

The following table sets forth details of assets by geographic location. The analysis of premises and equipment is based on the location of the reporting entities, whereas the analysis of total assets reflects the customers’ domicile.

		Europe
		(excluding		Asia/Pacific/
December 31, in CHF m	Switzerland	Switzerland)	Americas	Africa	Total

2003
Premises and equipment	4,531	2,152	1,004	132	7,819
Total assets	188,733	358,511	376,484	80,580	1,004,308

2002
Premises and equipment	4,969	2,807	1,406	190	9,372
Total assets	176,635	346,305	431,301	72,917	1,027,158

6 Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:

Year ended December 31, in CHF m	2003	2002	2001

Interest income on loans	6,834	7,394	9,663
Interest income on investment securities	3,944	3,395	4,327
Dividend income from investment securities	198	469	679
Interest and dividend income on trading assets	10,775	10,997	13,747
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,252	7,750	14,303
Other	1,361	2,195	3,242

Total interest and dividend income	28,364	32,200	45,961

Deposits	3,404	4,386	9,084
Short-term borrowings	339	239	701
Interest expense on trading liabilities	4,829	4,328	6,417
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	4,655	7,505	15,249
Long-term debt	2,808	4,239	4,111
Other	602	494	310

Total interest expense	16,637	21,191	35,872

Net interest income	11,727	11,009	10,089

7 Trading activities

The following table sets forth the details of trading-related revenues:

Year ended December 31, in CHF m	2003	2002	2001

Interest rate products	353	842	2,740
Equity/index-related products	2,361	806	5,088
Foreign exchange products	964	859	1,711
Other	(150)	936	189

Trading revenues	3,528	3,443	9,728

Interest and dividend income on trading assets	10,775	10,997	13,747
Interest expense on trading liabilities	(4,829)	(4,328)	(6,417)

Trading interest income, net	5,946	6,669	7,330

Total trading-related revenues	9,474	10,112	17,058

The following table summarizes the details of trading assets and liabilities:

December 31, in CHF m	2003	2002

Trading assets
Debt securities	162,424	157,198
Equity securities	66,269	40,052
Positive replacement values of derivative trading positions	51,842	53,032
Other	15,541	12,808

Total trading assets	296,076	263,090

Trading liabilities
Short positions	98,424	86,925
Negative replacement values of derivative trading positions	57,907	53,473

Total trading liabilities	156,331	140,398

8 Noninterest revenues and expenses

The following table sets forth the details of commissions and fees:

Year ended December 31, in CHF m	2003	2002	2001

Commissions from lending business	865	892	895

Investment and portfolio management fees	3,935	4,728	5,389
Commissions for other securities business	202	224	250

Commissions and fees from fiduciary activities	4,137	4,952	5,639
Underwriting fees	2,540	3,041	4,017
Brokerage fees	3,092	3,816	4,837

Commissions, brokerage, securities underwriting and other securities activities	5,632	6,857	8,854
Fees for other customer services	2,314	2,643	3,604

Commissions and fees	12,948	15,344	18,992

The following table sets forth the details of other revenues:

Year ended December 31, in CHF m	2003	2002	2001

Gains/(losses) from loans held-for-sale	(104)	(199)	(189)
Gains/(losses) from long-lived assets held-for-sale	(21)	(31)	60
Income/(loss) from equity method investments	38	(183)	104
Gains/(losses) from other investments	366	(641)	(770)
Other	(335)	544	564

Other revenues	(56)	(510)	(231)

The following table sets forth the details of policyholder benefits, claims and dividends:
Year ended December 31, in CHF m	2003	2002	2001

Policyholder benefits and claim expenses	20,627	21,270	21,244
Dividends to policyholders	2,258	(1,996)	512

Policyholder benefits, claims and dividends	22,885	19,274	21,756

The following table sets forth the details of banking compensation and benefits:

Year ended December 31, in CHF m	2003	2002	2001

Salaries and bonuses	9,721	11,851	16,576
Social security	669	679	910
Other	652	965	691

Banking compensation and benefits	11,042	13,495	18,177

The following table sets forth the details of other expenses:

Year ended December 31, in CHF m	2003	2002	2001

Occupancy expenses	848	988	1,094
IT, machinery, etc.	475	573	660
Depreciation expenses	1,346	1,597	1,625
Amortization and impairment of other intangible assets	355	93	479
Provisions and losses	470	1,692	1,064
Commission expenses	1,652	1,870	2,553
Travel and entertainment	411	543	610
Professional services	1,578	1,960	2,914
Other	1,875	2,105	3,286

Other expenses	9,010	11,421	14,285

9 Insurance premiums, claims and related reinsurance

The following table sets forth insurance premiums, claims and related reinsurance for the non-life and life businesses:

December 31, in CHF m	2003	2002	2001

Non-life
Direct	10,874	10,476	11,621
Assumed	107	190	440
Ceded	(440)	(331)	(891)

Net premiums written	10,541	10,335	11,170

Direct	10,735	10,286	11,292
Assumed	129	173	265
Ceded	(445)	(344)	(904)

Net premiums earned	10,419	10,115	10,653

Direct	(8,070)	(8,121)	(9,139)
Assumed	99	(275)	(198)
Ceded	172	608	1,031

Claims incurred	(7,799)	(7,788)	(8,306)

Life
Direct	11,418	12,027	11,509
Assumed	76	241	220
Ceded	(83)	(33)	(207)

Net premiums written	11,411	12,235	11,522

Direct	11,416	12,023	11,506
Assumed	71	203	208
Ceded	(83)	(34)	(208)

Net premiums earned	11,404	12,192	11,506

Direct	(12,815)	(13,104)	(13,069)
Assumed	(58)	(382)	(51)
Ceded	45	4	182

Death and other benefits incurred	(12,828)	(13,482)	(12,938)

Life insurance in force	333,748	342,967	351,726

Reinsurance
The Group’s non-life and life insurance subsidiaries cede some of their insurance risks to third parties in order to provide greater diversification of their businesses, provide additional capacity for future growth, effect business sharing arrangements, protect against catastrophic events and limit the potential for losses arising from large risks.

The reinsurance arrangements do not relieve the Group from its direct obligation to its policyholders. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance arrangements. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to reinsurers to minimize its exposure to significant losses from reinsurers’ insolvencies. The Group’s current policy is generally to place its reinsurance with companies rated A or better by Standard & Poor’s. A balance sheet provision has been recorded for estimated unrecoverable reinsurance of CHF 6 million and CHF 25 million as of December 31, 2003 and 2002, respectively. In addition, certain reinsurance purchased on behalf of the Group by H.S. Weavers is uncollectible. However, uncollectible reinsurance on the H.S. Weavers business is covered by the retroactive reinsurance agreement discussed below. Of the decrease approximately CHF 17 million related to the disposal of the Italian operations. In addition, the Group’s policy is generally to hold collateral in the form of cash, securities and letters of credit as under the related reinsurance agreements. Concentrations with individual reinsurers are not material to the Group and the Group is not substantially dependent upon any individual reinsurance arrangements.

Non-life reinsurance
The Group has a global catastrophe reinsurance protection program providing coverage for losses arising from any one incident in excess of CHF 50 million. Retention limits are generally based on the line of business and the jurisdiction of coverage. Reinsurance assumed by the Group from other companies is done on a facultative basis.

H.S. Weavers was an underwriting agent that wrote business on behalf of “Winterthur” Swiss Insurance Company through 1983. Such business included commercial umbrella and excess casualty business from US companies, and, as a result, the Group has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur purchased retroactive reinsurance coverage from National Indemnity Corporation to limit the exposure from this book of business. As a result of this retroactive reinsurance transaction, the Group recorded a net deferred gain in the amount of CHF 404 million. The deferred gain resulted from a carried reserve of CHF 954 million, exceeding the premium paid of CHF 550 million. As of December 31, 2003 and 2002, the net deferred gain was CHF 153 million and CHF 277 million, respectively. Following the sale of Churchill Insurance Group in the UK, Republic in the US and its Italian operations in 2003, Winterthur’s catastrophe exposure has been significantly reduced.

Life reinsurance
The Group limits its exposure to losses on any single life. For traditional insurance products, Life & Pensions retains a maximum of approximately CHF 4 million per individual life. There are smaller retentions for certain geographic regions and other products. Life reinsurance is entered into principally under surplus agreements on yearly renewable terms or on a modified co-insurance basis. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits.

10 Securities borrowed, lent and subject to repurchase agreements

The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:

December 31, in CHF m	2003	2002

Central bank funds sold and securities purchased under resale agreements	149,336	159,623
Deposits paid for securities borrowed	107,747	108,011

Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	257,083	267,634

The following table summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:

December 31, in CHF m	2003	2002

Central bank funds purchased and securities sold under agreements to repurchase	192,638	213,728
Deposits received for securities lent	44,209	38,115

Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	236,847	251,843

The maximum month-end amount of securities purchased under agreements to resell was CHF 272,412 million and CHF 267,634 million in 2003 and 2002, respectively. The average amount of securities purchased under agreements to resell during the year was CHF 262,988 million and CHF 239,782 million in 2003 and 2002, respectively.

Purchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and generally have terms ranging from overnight to a longer or unspecified period of time. The Group monitors the fair value of securities received or delivered. For reverse repurchase agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements.

In the event of counterparty default, the financing agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2003 and 2002, respectively.

Deposits paid for securities borrowed and deposits received for securities lent are recorded at the amount of cash advanced or received and are collateralized principally by cash or marketable securities. Securities borrowing transactions require the deposit of cash or securities collateral with the lender. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

11 Investment securities

The following tables summarize the details of debt and equity investment securities:

December 31, in CHF m	2003	2002

Debt securities held-to-maturity	17,386	7,405
Securities available-for-sale	88,421	101,327

Total investment securities	105,807	108,732

		Gross	Gross
	Amortized	unrealized	unrealized
December 31, 2003 in CHF m	cost	gains	losses	Fair value

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	7,145	0	118	7,027
Debt securities issued by foreign governments	7,201	1	1	7,201
Corporate debt securities	1,196	0	17	1,179
Other	1,844	0	30	1,814

Debt securities held-to-maturity	17,386	1	166	17,221

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	4,245	457	7	4,695
Debt securities issued by foreign governments	26,963	696	199	27,460
Corporate debt securities	41,730	1,400	659	42,471
Other	7,839	190	45	7,984

Debt securities available-for-sale	80,777	2,743	910	82,610

Public utilities	104	10	0	114
Banks, trust and insurance companies	1,539	185	26	1,698
Industrial and all other	3,670	357	28	3,999

Equity securities available-for-sale	5,313	552	54	5,811

Securities available-for-sale	86,090	3,295	964	88,421

December 31, 2002 in CHF m

Debt securities issued by foreign governments	7,404	1	0	7,405
Corporate debt securities	1	0	0	1

Debt securities held-to-maturity	7,405	1	0	7,406

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	10,574	864	1	11,437
Debt securities issued by foreign governments	36,748	954	99	37,603
Corporate debt securities	29,291	1,668	156	30,803
Other	11,791	569	24	12,336

Debt securities available-for-sale	88,404	4,055	280	92,179

Public utilities	85	13	3	95
Banks, trust and insurance companies	2,732	146	138	2,740
Industrial and all other	6,368	281	336	6,313

Equity securities available-for-sale	9,185	440	477	9,148

Securities available-for-sale	97,589	4,495	757	101,327

As of December 31, 2003, the aggregate investments in debt securities from four specific counterparties were each in excess of 10% of consolidated shareholders’ equity. Aggregate investments in debt securities issued by two European governments and two European financial institutions represented approximately 15.2%, 26.1%, 22.5% and 10.6%, respectively, of the December 31, 2003, balance of consolidated shareholders’ equity. The Standard & Poor’s ratings for these were AA, AAA, AAA and AAA, respectively.

The following table sets forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total

		Gross		Gross		Gross
		unrealized		unrealized		unrealized
December 31, 2003 in CHF m	Fair value	losses	Fair value	losses	Fair value	losses

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	7,027	118	0	0	7,027	118
Debt securities issued by foreign governments	1,471	1	0	0	1,471	1
Corporate debt securities	1,179	17	0	0	1,179	17
Other	1,814	30	0	0	1,814	30

Debt securities held-to-maturity	11,491	166	0	0	11,491	166

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	631	7	0	0	631	7
Debt securities issued by foreign governments	18,940	199	0	0	18,940	199
Corporate debt securities	22,918	644	822	15	23,740	659
Other	9,438	45	0	0	9,438	45

Debt securities available-for-sale	51,927	895	822	15	52,749	910

Equity securities available-for-sale	1,177	54	0	0	1,177	54

Securities available-for-sale	53,104	949	822	15	53,926	964

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest, credit spread or exchange rate movements. No impairment has been recorded as the Group has the intent and ability to hold the debt securities to maturity. The unrealized losses on investments in equity securities are primarily attributable to market fluctuations rather than to specific adverse conditions.

The following table sets forth proceeds from sales and realized gains and losses from available-for-sale securities:

	Debt securities				Equity securities

Year ended December 31, in CHF m	2003	2002	2001	2003	2002	2001

Proceeds from sales	44,279	42,001	25,286	11,148	18,873	22,299
Realized gains	1,848	1,110	643	802	2,748	2,743
Realized losses	(290)	(592)	(258)	(824)	(7,473)	(3,691)

Transfers of debt securities from available-for-sale to trading account assets resulted in gross realized gains of CHF 2 million and CHF 0 million during 2002 and 2001, respectively, and gross realized losses of CHF 0 million and CHF 17 million in 2002 and 2001, respectively. In 2003, no such transfers occurred.

To meet asset and liability management requirements, the Group reclassified certain debt securities with an amortized cost value of CHF 11,227 million from available-for-sale to held-to-maturity during 2003. The unrealized gain of CHF 583 million on these securities, included as a separate component of shareholders’ equity, will be amortized over the remaining life of the securities as an adjustment to yield.

The Group recognized other-than-temporary impairments on available-for-sale securities of CHF 629 million, CHF 4,837 million and CHF 1,597 million in 2003, 2002 and 2001, respectively. Of these amounts CHF 303 million and CHF 19 million are included in the results of discontinued operations for 2002 and 2001, respectively. No such amounts are included in the results of discontinued operations for 2003.

The following table sets forth amortized cost, fair value and average yield of debt securities classified as available-for-sale and held-to-maturity:

	Debt securities				Debt securities
	held-to-maturity				available-for-sale

December 31, 2003, in CHF m	Amortized cost	Fair value	Yield	Amortized cost	Fair value	Yield

Due within 1 year	2,694	2,695	1.90%	5,655	5,954	2.47%
Due from 1 to 5 years	5,790	5,773	2.27%	26,492	26,970	2.19%
Due from 5 to 10 years	4,460	4,376	2.09%	31,480	32,206	2.38%
Due after 10 years	4,442	4,377	2.92%	17,150	17,480	3.96%

Total debt securities	17,386	17,221	2.33%	80,777	82,610	2.66%

As of December 31, 2003, financial investments from the insurance business with the fair value and book value of CHF 38 million and CHF 36 million, respectively, were on deposit with regulatory authorities. The Group retains ownership of all securities on deposit with regulatory authorities and receives the related investment income.

The following table sets forth the net change in unrealized gains and losses for investment securities from the insurance businesses:

Year ended December 31, in CHF m	2003	2002	2001

Debt securities	(1,754)	2,644	303
Equity securities	583	292	(4,854)
Other investments	(69)	59	314
Transfers of equity securities and securities classified as available-for-sale to held-to-maturity	392	0	0

Change in unrealized investment gains/(losses)	(848)	2,995	(4,237)

Adjustments
Deferred policy acquisition costs	212	(141)	221
Present value of future profits	34	(250)	288
Policyholder liabilities	(174)	(842)	1,085
Deferred income taxes	219	(421)	134

Net change in unrealized investment gains/(losses) from the insurance business before minority interests	(557)	1,341	(2,509)

Minority interests	(3)	108	(245)

Net change in unrealized investment gains/(losses) from the insurance business	(560)	1,449	(2,754)

Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in Other comprehensive income/(loss) within Shareholders’ equity, net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs on participating policies (shadow adjustments).

12 Other investments

The following table summarizes details of other investments:

December 31, in CHF m	2003	2002

Equity method investments	1,690	1,843
Non-marketable equity securities	6,204	13,264

Total other investments	7,894	15,107

13 Real estate held for investment

The following table summarizes details of real estate held for investment:

December 31, in CHF m	2003	2002

Land	2,538	2,667
Buildings and improvements	8,118	8,675

Cost value	10,656	11,342

Accumulated depreciation	(1,508)	(1,426)

Net book value	9,148	9,916

As a result of decreases in the market values for real estate, predominantly in Switzerland, the Group performed an impairment evaluation on its real estate portfolios in both 2003 and 2002, and certain properties were identified as impaired. The carrying values of the impaired properties were written down to the fair value, establishing a new cost basis. For these properties, fair values were measured based on either discounted cash flow analyses or external market appraisals. Accordingly, impairment charges of CHF 36 million and CHF 29 million were recorded in 2003 and 2002, respectively, and are included in Other revenues in the consolidated income statement. For real estate classified as held-for-sale, an additional impairment charge of CHF 182 million was recorded in 2003, as described in note 19.

14 Loans

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:

December 31, in CHF m	2003	2002

Banks	1,254	1,416
Commercial	42,811	47,693
Consumer	70,932	65,029
Public authorities	3,419	3,107
Lease financings	3,481	3,230

Switzerland	121,897	120,475

Banks	7,876	8,841
Commercial	31,264	38,648
Consumer	19,741	18,330
Public authorities	797	1,586
Lease financings	144	165

Foreign	59,822	67,570

Loans, gross	181,719	188,045

Deferred expenses, net	106	179
Allowance for loan losses	(4,646)	(7,427)

Total loans, net	177,179	180,797

The following table sets forth the movements in the allowance for loan losses:

in CHF m	2003	2002	2001

Balance January 1	7,427	9,348	10,906

New provisions	1,686	3,194	2,674
Releases of provisions	(1,071)	(690)	(1,002)

Net additions charged to income statement	615	2,504	1,672

Gross write-offs	(3,333)	(3,692)	(3,720)
Recoveries	48	61	48

Net write-offs	(3,285)	(3,631)	(3,672)

Allowances acquired	26	4	2
Provisions for interest	155	187	400
Foreign currency translation impact and other adjustments, net	(292)	(985)	40

Balance December 31	4,646	7,427	9,348

As described in note 1, the allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analysis, fair value of collateral held less disposal costs and historical loss experience.

The following tables set forth details of impaired loans, with or without a specific allowance including troubled debt restructurings. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.

December 31, in CHF m	2003	2002

With a specific allowance	6,459	11,807
Without a specific allowance	748	699

Total impaired loans, gross	7,207	12,506

Year ended December 31, in CHF m	2003	2002	2001

Average balance of impaired loans	8,204	13,397	16,164
Interest income which was recognized	52	107	184
Interest income recognized on a cash basis	119	158	169

Year ended December 31, in CHF m	2003	2002	2001

Net gains/(losses) on the sale of loans	80	(188)	(164)

At December 31, 2003, the Group did not have any commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

15 Premises and equipment

The following table sets forth the movements of cost and accumulated depreciation of premises (own-use real estate) and equipment:

December 31, in CHF m	2003	2002

Buildings and improvements	5,429	5,616
Land	1,152	1,234
Leasehold improvements	1,498	1,608
Software	2,447	2,566
Other	4,404	4,772

Premises and equipment	14,930	15,796

Accumulated depreciation	(7,111)	(6,424)

Total premises and equipment, net	7,819	9,372

The carrying value of internally developed software is assessed on a regular basis. In 2003 and 2002, the Group recorded impairment charges of CHF 55 million and CHF 73 million, respectively, as a result of the assessments.

16 Goodwill

The following table sets forth the movements of goodwill by operating segment:

		Corporate &				CSFB	Credit
	Private	Retail	Life &		Institutional	Financial	Suisse
in CHF m	Banking	Banking	Pensions	Insurance	Securities	Services	Group

Balance December 31, 2001	582	182	2,216	2,540	11,560	2,792	19,872

Goodwill acquired during year	18	30	23	76	79	246	472
Discontinued operations	(4)	0	0	0	0	(867)	(871)
Other 1)	(80)	(13)	(41)	(215)	(1,940)	(520)	(2,809)

Balance December 31, 2002	516	199	2,198	2,401	9,699	1,651	16,664

Goodwill acquired during year	1	0	0	4	31	19	55
Impairment	0	0	(1,510)	0	0	0	(1,510)
Discontinued operations	0	0	(230)	(1,403)	0	0	(1,633)
Other 1)	(3)	2	(25)	(103)	(949)	(173)	(1,251)

Balance December 31, 2003	514	201	433	899	8,781	1,497	12,325

1) Including foreign exchange impact on non-CHF denominated goodwill.

During 2003, as a result of the changing environment in the life and pensions business, the Group identified an excess in the carrying amount of goodwill over its implied fair value and recorded an impairment charge of CHF 1,510 million. The Group used projected cash flows and market multiples analyses to compute the fair value of this segment.

During 2003, primarily the disposals of Churchill Insurance Group, Republic Financial Services and the Group’s Italian insurance operations resulted in a decrease of CHF 1,633 million in goodwill in the consolidated balance sheet.

During 2002, primarily the disposal of Pershing LLC resulted in a decrease of CHF 871 million in goodwill in the consolidated balance sheet.

Prior to 2002, the Group amortized goodwill on a straight-line basis over its expected life. Subsequent to the adoption of SFAS 142 on January 1, 2002, goodwill is no longer amortized. Had SFAS 142 been adopted prior to the beginning of 2001, net income and basic and diluted earnings per share would have been as follows:

Year ended December 31, in CHF m except per share amounts	2001

Net income
Reported net income	(659)
Goodwill amortization	1,587

Adjusted net income	928

Basic earnings per share
Reported basic earnings per share	(0.58)
Goodwill amortization	1.40

Adjusted basic earnings per share	0.82

Diluted earnings per share
Reported diluted earnings per share	(0.58)
Goodwill amortization	1.40

Adjusted diluted earnings per share	0.82

17 Intangible assets

The following table sets forth the details of intangible assets:

	2003				2002 1)

	Gross			Gross
	carrying	Accumulated	Net carrying	carrying	Accumulated	Net carrying
December 31, in CHF m	amount	amortization	amount	amount	amortization	amount

Amortized intangible assets (finite life)
Present value of future profits	4,834	(1,624)	3,210	5,523	(1,742)	3,781
Tradenames / trademarks	65	(27)	38	80	(10)	70
Client relationships	555	(186)	369	853	(129)	724
Other	485	(119)	366	228	(95)	133

Total amortizing intangible assets	5,939	(1,956)	3,983	6,684	(1,976)	4,708

Unamortized intangible assets (indefinite life)	73	–	73	86	–	86

Total intangible assets	6,012	(1,956)	4,056	6,770	(1,976)	4,794

1) Prior years have not been adjusted for discontinued operations.
At December 31, 2003 and 2002, CHF 73 million and CHF 86 million, respectively, of the Group’s acquired intangible assets were considered to have an indefinite life and therefore were not subject to amortization. All of the Group’s other acquired intangible assets as of that date were subject to amortization. During 2003, the Group recorded CHF 21 million of additional intangible assets with amortization periods from 3 to 21 years.

During the year ended December 31, 2003, management elected to transfer the High Net Worth, or HNW, asset management business from the Institutional Securities segment to the CSFB Financial Services segment. The transfer was completed in the first quarter of 2004. With respect to this business, as a result of the valuation analysis performed, the Group determined that the carrying value of its intangible assets relating to the management contracts and tradenames associated with the HNW business exceeded the expected future cash flows. As such, the Group recorded an impairment loss of CHF 270 million pre-tax (CHF 176 million after tax) for the year ended December 31, 2003.

The aggregate amortization expenses for 2003, 2002 and 2001, were CHF 609 million, CHF 632 million and CHF 908 million, respectively.

The following table sets forth the estimated amortization expenses for intangible assets for the next five years:

Year ending December 31, in CHF m

2004	342
2005	307
2006	270
2007	258
2008	233

18 Present value of future profits (PVFP)

The following table sets forth the movements of present value of future profits:

in CHF m	2003	2002	2001

Balance January 1	4,182	4,893	5,359
Additions arising from acquisitions	0	17	26
Interest accrued during the year	166	175	284
Impairments and disposals 1)	(219)	(59)	0
Amortization expenses	(690)	(714)	(713)
Foreign currency translation impact and other	111	(130)	(63)

Balance December 31 before adjustments	3,550	4,182	4,893

Adjustment for unrealized gains/(losses) on available-for-sale securities	(340)	(401)	(144)

Balance December 31	3,210	3,781	4,749

1) Prior years have not been adjusted for discontinued operations.

In 2003, the PVFP was reduced by CHF 147 million due to the disposal of Winterthur Italy. The remaining balance relates to impairments.

The following table sets forth the estimated amortization expense before the effect of unrealized gains and losses for the next five years:

Year ending December 31, in CHF m

2004	278
2005	245
2006	212
2007	205
2008	183

19 Other assets

The following table sets forth the details of other assets:

December 31, in CHF m	2003	2002

Positive replacement values of derivative instruments (hedging)	4,808	2,911
Brokerage receivables	21,140	16,551

Assets held for sale including:
Loans	8,768	10,038
Real estate held-for-sale	241	396

Assets held-for-sale	9,009	10,434
Interest and fees receivable	6,647	10,306
Deferred tax assets	4,988	5,550
Prepaid expenses	1,621	813
Other receivables from customers	12,323	11,526
Premiums and insurance balances receivable, net	8,008	9,791
Reinsurance recoverables 1)	2,103	3,413
Deferred policy acquisition costs, net	3,189	4,779
Other	4,450	3,169

Total other assets	78,286	79,243

1) Comprised of unearned premium reserves ceded and provisions from the insurance business ceded.

As of December 31, 2003 and 2002, the Group held CHF 8.8 billion and CHF 10.0 billion, respectively, of loans held-for-sale in its loan portfolio. The majority of the portfolio is comprised of floating rate commercial mortgages, which are purchased or originated with the intent of later securitizations. Loans held-for-sale are valued at the lower of cost or market.

As of December 31, 2003 and 2002, the Group had a portfolio of CHF 241 million and CHF 396 million of real estate held-for-sale. In accordance with its revised investment strategy, the Group has decided to dispose of a larger number of properties, primarily in the Life & Pensions segment in Switzerland. Therefore CHF 151 million and CHF 56 million of real estate were classified as held-for-sale in 2003 and 2002, respectively. For disposals where the expected sales proceeds for real estate held-for-sale are expected to be less than the respective carrying values, impairment charges of CHF 182 million were recorded in 2003. As of December 31, 2003 and 2002, the Group held CHF 64 million and CHF 301 million, respectively, of real estate acquired in the market, at auction, repossessed or reclassified, primarily related to the Group’s former real estate investment business. These assets are valued at the lower of the carrying amount or fair value less cost to sell. No depreciation charge is recognized but the assets are tested for impairment on an annual basis.

As decribed in note 13, impairment charges of CHF 36 million and CHF 29 million were recorded in 2003 and 2002, respectively, on real estate held-for-investment.

20 Brokerage receivables and brokerage payables

The Group recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks, brokers and dealers. The Group is exposed to a risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments sold, in which case the Group would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as a counterparty to a transaction, credit risk is generally considered to be reduced. The Group requires customers to maintain margin collateral in compliance with applicable regulatory and internal guidelines.

The following table sets forth brokerage receivables and brokerage payables:

December 31, in CHF m	2003	2002

Due from customers	11,615	13,538
Due from banks, brokers and dealers	9,525	3,013

Total brokerage receivables	21,140	16,551

Due to customers	8,506	12,899
Due to banks, brokers and dealers	5,477	6,435

Total brokerage payables	13,983	19,334

21 Deferred policy acquisition costs

The following table sets forth the movements of deferred policy acquisition costs:

	Non-life						Life					Total

in CHF m	2003	2002	1)	2001	1)	2003	2002	1)	2001	1)	2003	2002	1)	2001	1)

Balance January 1	2,613	1,568		761		2,408	2,299		417		5,021	3,867		1,178
Disposals	(2,169)	(52)		(26)		(76)	(112)		0		(2,245)	(164)		(26)
Costs deferred	1,951	3,860		3,253		746	684		2,203		2,697	4,544		5,456
Amortization expense	(1,611)	(2,575)		(2,360)		(626)	(353)		(282)		(2,237)	(2,928)		(2,642)
Foreign currency translation impact	18	(172)		(60)		45	(106)		(39)		63	(278)		(99)
Other	0	(16)		0		0	(4)		0		0	(20)		0

Balance December 31 before adjustments	802	2,613		1,568		2,497	2,408		2,299		3,299	5,021		3,867

Adjustment for unrealized gains/(losses) on available-for-sale securities	0	0		0		(110)	(242)		(93)		(110)	(242)		(93)

Balance December 31	802	2,613		1,568		2,387	2,166		2,206		3,189	4,779		3,774

1) Prior years have not been adjusted for discontinued operations.

22 Deposits

The following table sets forth the details of Swiss and foreign deposits. The designation of Switzerland versus foreign is based upon the location of the office receiving and recording the deposit.

	2003				2002

December 31, in CHF m	Switzerland	Foreign	Total	Switzerland	Foreign	Total

Noninterest-bearing demand deposits	7,098	1,104	8,202	5,684	882	6,566
Interest-bearing demand deposits	50,267	7,121	57,388	35,949	6,436	42,385
Savings deposits	43,718	17	43,735	39,730	10	39,740
Time deposits	34,117	118,547	152,664	39,300	117,274	156,574

Total deposits	135,200	126,789	261,989	120,663	124,602	245,265

The following table sets forth the maturities of the Group’s time deposits:

December 31, in CHF m

2004	144,090
2005	316
2006	1,903
2007	135
2008	511
Thereafter	5,709

Total time deposits	152,664

As of December 31, 2003 and 2002, CHF 373 million and CHF 419 million, respectively, of overdrawn deposit accounts were reclassified as loans.

23 Provisions from the insurance business

The following table sets forth the details of provisions from the life and non-life businesses:

	2003		2002

December 31, in CHF m	Gross	Net	Gross	Net

Unearned premiums	2,686	2,615	6,784	6,403
Future policyholder benefits (health care business)	4,571	4,571	3,800	3,800
Unpaid losses and loss adjustment expenses	13,489	11,759	18,105	15,496
Annuities	1,629	1,617	1,514	1,503
Future dividends to policyholders	1,727	1,727	1,335	1,335

Provision – non-life	24,102	22,289	31,538	28,537

Unearned premiums	18	17	16	15
Future policyholder benefits	93,721	93,479	84,812	84,459
Death and other benefits	4,621	4,574	4,176	4,118
Future dividends to policyholders	2,696	2,695	1,933	1,933
Bonuses held on deposits	3,677	3,677	3,618	3,618

Provision – life	104,733	104,442	94,555	94,143

Total provisions from the insurance business	128,835	126,731	126,093	122,680

24 Provisions for unpaid losses and loss adjustment expenses from the non-life insurance business

The following table reconciles the gross provisions for unpaid losses and loss adjustment expenses (LAE) presented in the balance sheet to the gross provisions for unpaid losses and LAE shown in the table below:

December 31, in CHF m	2003	2002	2001

Unpaid losses and loss adjustment expenses	13,489	18,105	18,656
Annuities	1,629	1,514	1,507

Provisions for unpaid losses and LAE, gross (balance sheet)	15,118	19,619	20,163

Winterthur reinsurance business 1)	(163)	(282)	(377)
German health care business 2)	(236)	(194)	(198)

Provisions for unpaid losses and LAE, gross	14,719	19,143	19,588

1) The Winterthur reinsurance business was divested in 1998. A 100% reinsurance contract was entered into for those contracts that were not novated.
2) German health care business, which is included in the non-life business segment, is excluded from the reclassifications of unpaid losses and LAE in the table below and is not a property-casualty business.

The following table sets forth the movements of provisions for unpaid losses and LAE, including the effect of reinsurance ceded, for the non-life insurance business:

in CHF m	2003	2002	2001

Unpaid losses and LAE, gross, January 1	19,143	19,588	20,604
Reinsurance recoverables on unpaid losses	(2,338)	(2,892)	(3,914)

Provisions for unpaid losses and LAE, net, January 1	16,805	16,696	16,690

Discontinued operations 1)	(4,788)	(221)	0

Current accident year	6,567	10,937	10,707
Prior accident years 2)	116	(172)	79

Losses and LAE incurred	6,683	10,765	10,786

Current accident year	(2,919)	(5,173)	(4,796)
Prior accident years	(2,933)	(3,928)	(4,750)

Losses and LAE paid	(5,852)	(9,101)	(9,546)

Foreign currency translation impact	293	(661)	(234)
Other 3)	0	(673)	(1,000)

Provisions for unpaid losses and LAE, net, December 31	13,141	16,805	16,696

Reinsurance recoverables on unpaid losses	1,578	2,338	2,892

Provisions for unpaid losses and LAE, gross, December 31	14,719	19,143	19,588

1) This includes provisions for losses and LAE related to disposed businesses (Italy, UK and Republic in 2003 and Portugal and Singapore in 2002).
2) The loss on prior accident years in 2003 is impacted by certain reinsurance contracts related to businesses sold in 2002 and earlier. The profit on prior accident years in 2002 was primarily due to subsidiaries in Italy and the UK. In 2001, the loss was mainly driven by subsidiaries in the US and Spain.
3) This includes provisions for losses and LAE for subsidiaries/portfolios, that Winterthur sold in 2002 and 2001, respectively. In 2002, CHF –681 million for France and Austria are included for which Winterthur announced the disposal in 2001 and finalized the sale in 2002. In 2001, CHF 513 million for CGU Belgium and CHF 417 million for the Prudential portfolio are included, which Winterthur acquired in 2001, and CHF –1,944 million for Winterthur International, Winterthur Swiss Insurance (Asia), Hong Kong and the Czech non-life portfolio, which Winterthur divested in 2001.

Gross provisions for losses and LAE for asbestos and environmental claims were CHF 704 million and CHF 742 million as of December 31, 2003 and 2002, respectively. Of this amount, CHF 613 million in 2003 and CHF 639 million in 2002 related to claims in North America. Net provisions for losses and LAE for asbestos and environmental claims were CHF 202 million and CHF 192 million as of December 31, 2003 and 2002, respectively. Of this amount, CHF 129 million in 2003 and CHF 107 million in 2002 related to claims in North America. The difference between the gross and net provisions for loss and LAE from asbestos and environmental claims is primarily due to reinsurance on H.S. Weavers (refer to note 9). Due to uncertainties such as changes in legislation, additional liabilities for asbestos and environmental claims may arise for amounts in excess of the current provisions, of which the amounts cannot be reasonably estimated. However, the Group believes it is not likely that any such additional losses will have a material adverse effect on the Group’s financial condition and results of operations.

As of December 31, 2003 and 2002, the carrying value of certain annuity type non-life reserves that are discounted, on a gross basis, were CHF 3,889 million and CHF 3,550 million, respectively. The discount amounts were CHF 1,863 million and CHF 1,724 million for 2003 and 2002, respectively. The discount rates used were between 3% and 6% for 2003 and 2002, respectively. The amounts for 2002 exclude CHF 86 million on a gross basis and CHF 34 million on a discounted basis related to the Portuguese business, which was a discontinued operation.

Life contracts with guarantees
The following table sets forth the movement in liabilities for minimum guaranteed death benefits and annuitization options reflected in the general account “Provisions for future policyholder benefits” as a result of the adoption of SOP 03-1:

	Minimum
	guaranteed
	death	Annuitization	Total
in CHF m	benefits	options	2003

Balance January 1	35	333	368
Incurred guaranteed benefits	20	(98)	(78)
Paid guaranteed benefits	0	(18)	(18)
Other	(1)	(1)	(2)

Balance December 31	54	216	270

The most significant guarantees were provided on the Swiss group life businesses for annuitization options. The actuarial assumptions used to determine the required reserve are based on the internally developed mortality tables 1996/2000, lapse rates based on internal statistics updated for 2003, a long-term investment return of 4.5% and an original conversion rate of 7.2%, which was reduced during 2003 to 6.8%, depending on gender and age.

As of December 31, 2003, the Group had the following variable contracts with guarantees:

	Event of		At
December 31, 2003, in CHF m, except where indicated	death		annuitization

Account value	910		116
Net amount at risk	8,689	1)	40	2)
Average attained age of contract holder (in years)	38		–
Weighted average period remaining until expected annuitization (in years)	–		7

1) Current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.
2) Present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

The account balances for contracts with guarantees were invested in the following investments at December 31, 2003. The balances below do not include investments made in connection with the Swiss group life business, as this business is not considered a separate account business under the applicable accounting rules.

December 31, 2003, in CHF m

Debt securities	10
Equity securities	932
Real estate	2
Cash and cash equivalents	82

Total	1,026

25 Participating policies of the insurance businesses

Participating policies are policies where policyholders participate in the results based on the experience of the insurer, depending on company practice, legal requirements and/or market conditions and the jurisdiction. The amount of dividends to be paid is determined annually by the executive board of the respective companies where the dividends are paid.

Participating business for non-life insurance represented approximately 12% and 8% of the total non-life insurance premium income for the years ended December 31, 2003 and 2002, respectively. The increase in the percentage of participating business is mainly driven by the decrease in premium income for non-participating policies due to the disposal of operations in the UK and Italy.

Participating business for life insurance represented approximately 76% and 75% of the total life insurance sum assured in force as of December 31, 2003 and 2002, respectively, and approximately 67% of life insurance premium income for both 2003 and 2002.

As of December 31, 2003 and 2002, the amount of policyholder dividends incurred for the non-life business was an expense of CHF 397 million and income of CHF 219 million, respectively. The amount of policyholder dividends paid for the life insurance business was CHF 744 million (excluding the disposal of operations in Italy) and CHF 1,230 million for the years ended December 31, 2003 and 2002, respectively. The amount of dividends to policyholders paid in the future will be affected by the implementation of a “legal quote” in Switzerland, as discussed in note 3 above.

26 Long-term debt

The following table sets forth the details of long-term debt:

December 31, in CHF m	2003	2002

Bonds	81,371	87,235
Time deposits and other long-term debt	8,326	18,205

Total long-term debt	89,697	105,440

of which subordinated bonds	19,081	21,523

Bonds
The Group issues both CHF and non-CHF denominated fixed and variable rate bonds. The weighted average coupon is based on the contractual terms, although for zero bonds the yield to maturity is applied. The Group uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effect of these derivatives are not included in the calculation of interest expense on the associated debt.

The following table summarizes the details of bonds:

		Weighted
		average		Amount
December 31, 2003		coupon	Maturities	in CHF m

Credit Suisse Group	Senior notes	3.88%	2004-2009	2,666

Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port	Senior notes	4.12%	2004-2019	1,261
	Subordinated notes	5.70%	2005-2017	3,519	1)

Credit Suisse Group Finance (Luxembourg) S.A., Luxembourg	Senior notes	3.20%	2005	348

Credit Suisse Group Finance (U.S.) Inc., Wilmington	Senior notes	5.75%	2005	2,039
	Subordinated notes	4.39%	2010-2020	2,887

Neue Aargauer Bank, Aarau	Subordinated notes	4.73%	2010-2012	224

Bank Leu AG, Zurich	Subordinated notes	5.00%	2006	94

Credit Suisse, Zurich	Senior notes	5.50%	2005	98
	Subordinated notes	4.52%	2005-2011	2,147

Credit Suisse Guernsey Branch, St. Peter Port	Subordinated notes	3.22%	2011-2013	1,077	2)

JOHIM (Holdings) Ltd., London	Senior notes	6.50%	2004	110

Credit Suisse First Boston, Zurich	Senior notes	4.36%	2004-2049	12,768
	Subordinated notes	2.58%	2004-2032	5,624

Credit Suisse First Boston Finance B.V., Amsterdam	Senior notes	1.30%	Perpetual	185

Credit Suisse First Boston (Cayman) Ltd., George Town	Senior notes	4.60%	2004-2006	124

Banco de Investimentos Credit Suisse First Boston S.A., Sao Paulo	Subordinated notes	11.20%	2007	62

Credit Suisse First Boston Inc., New York	Senior notes	4.60%	2004-2049	30,149	3)
	Subordinated notes	6.57%	2004-2018	1,094

Credit Suisse First Boston International, London	Senior notes	2.92%	2003-2049	8,626
	Subordinated notes	5.53%	2004-2049	2,353

Winterthur Capital Ltd., Hamilton	Senior notes	5.38%	2005	780

«Winterthur» Swiss Insurance Company, Winterthur	Senior notes	4.00%	2006	500

Swiss Mortgage Bond Bank	Senior notes	2.78%	2004-2013	2,636

Total senior notes				62,290
Total subordinated notes				19,081

Total bonds				81,371

1) Of which CHF 1,101 m (GBP 500 m) are perpetual.
2) Of which CHF 195 m (EUR 125 m) are perpetual.
3) Of which CHF 28,904 m are issued by CSFB (USA) Inc.

The following table sets forth the maturity structure of bonds:

		Within	Within	Within	Within	More
	Within	1 and 2	2 and 3	3 and 4	4 and 5	than 5	Total
December 31, in CHF m	1 year	years	years	years	years	years	2003

Credit Suisse Group	548	0	648	773	348	349	2,666
Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port	637	1,249	0	0	0	2,894	4,780
Credit Suisse Group Finance (Luxembourg) S.A., Luxembourg	0	348	0	0	0	0	348
Credit Suisse Group Finance (U.S.) Inc., Wilmington	0	2,039	0	0	0	2,887	4,926
Neue Aargauer Bank, Aarau	0	0	0	0	0	224	224
Bank Leu AG, Zurich	0	0	94	0	0	0	94
Credit Suisse, Zurich	0	615	121	0	123	1,386	2,245
Credit Suisse Guernsey Branch, St. Peter Port	0	0	0	0	0	1,077	1,077
JOHIM (Holdings) Ltd., London	110	0	0	0	0	0	110
Credit Suisse First Boston, Zurich	1,676	1,091	1,543	2,830	2,848	8,404	18,392
Credit Suisse First Boston Finance B.V., Amsterdam	0	0	0	0	0	185	185
Credit Suisse First Boston (Cayman) Ltd., George Town	54	59	11	0	0	0	124
Banco de Investimentos Credit Suisse First Boston S.A., Sao Paulo	0	0	0	62	0	0	62
Credit Suisse First Boston Inc., New York	3,347	4,178	4,379	3,210	4,275	11,854	31,243
Credit Suisse First Boston International, London	1,129	1,260	1,221	1,265	2,933	3,171	10,979
Winterthur Capital Ltd., Hamilton	0	780	0	0	0	0	780
«Winterthur» Swiss Insurance Company, Winterthur	0	0	500	0	0	0	500
Swiss Mortgage Bond Bank	147	362	466	305	402	954	2,636

Total bonds	7,648	11,981	8,983	8,445	10,929	33,385	81,371

Credit Suisse Group and Credit Suisse First Boston (USA) Inc., maintain committed unsecured 364-day credit facilities totaling CHF 2.5 billion as of December 31, 2003, with syndicates of international banks, which they elected not to renew during 2004. Credit Suisse First Boston, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2003, Credit Suisse First Boston maintained 3 such credit facilities that collectively totaled USD 1.45 billion (at March 31, 2004 there were 6 facilities totaling USD 2.45 billion). These facilities require Credit Suisse First Boston’s various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that we believe will not impair our ability to obtain funding. As of December 31, 2003, no borrowings were outstanding under any of the facilities.

Mandatory convertible securities
On December 23, 2002, Credit Suisse Group Finance (Guernsey) Ltd. – a wholly-owned subsidiary of Credit Suisse Group – issued subordinated Mandatory Convertible Securities (“securities”) in the aggregate amount of CHF 1.25 billion. The securities were issued in the form of notes with a denomination of CHF 1,000 per note and a final maturity on December 23, 2005. Credit Suisse Group guaranteed the securities on a subordinated basis.

A fixed coupon amount of 6% per annum is payable at the discretion of the issuer – subject to certain coupon limitations – on December 23 of each year, beginning in 2003 and up to and including the maturity date. On each date Credit Suisse Group pays a cash dividend or any other cash distribution to its shareholders or, subject to certain exceptions, redeems any Credit Suisse Group shares (“shares”) or other junior or preferred obligations, an equivalent floating coupon amount per note is payable in respect of such number of shares corresponding to 32.33107 shares per note. Any coupon payment not due and payable will not remain owing or entitle holders to a claim in respect thereof upon a winding-up of the guarantor, or at any other time (i.e. coupons are non-cumulative).

Mandatory conversion at maturity (redemption)
Notes not converted before the 20th trading day prior to the maturity date will be redeemed through conversion into shares on the maturity date. Upon such conversion, each note holder shall receive between 26.93966 and 32.33107 shares per note converted based on the closing prices of the shares over a period prior to the maturity date.

Voluntary conversion at the option of the note holders
Notes may be converted into shares any time after February 3, 2003, and before the 20th trading day prior to the maturity date at the election of each note holder. Upon such conversion, each note holder making such election shall receive 26.93966 shares per note converted.

Early conversion at the option of the issuer
Notes may be converted into shares at any time after February 3, 2003, and before the 20th trading day prior to the maturity date at the option of the issuer. Upon such early conversion, holders will receive 32.33107 shares per note plus all remaining fixed coupon amounts scheduled for payment up to and including the maturity date. This option can only be exercised if certain coupon limitations do not apply and if the shares to be delivered have the same entitlements (including dividends) as the other outstanding shares. As of December 31, 2003, none of the mandatory convertible securities had been converted into shares.

Time deposits and other long-term debt
In addition to the bonds issued, the Group enters into various transactions for the purpose of long-term financing and borrowing. Included in these transactions are primarily note payables, interest rate swaps and other transactions. As all such financing instruments have a contractual maturity greater than one year, with various maturity dates through 2072.

The interest rates are in a range between 0.00% and 11.50%. The floating rates are generally based on LIBOR.

27 Other liabilities

The following table sets forth the details of other liabilities:

December 31, in CHF m	2003	2002

Negative replacement values of derivative instruments (hedging)	1,169	682
Brokerage payables	13,983	19,334
Provisions 1)	1,998	2,420
Restructuring liabilities	92	126
Interest and fees payable	10,883	10,306
Current tax liabilities	2,413	2,150
Deferred tax liabilities	2,238	4,180
Liabilities related to the insurance business	8,822	7,850
Other	19,702	25,741

Total other liabilities	61,300	72,789

1) Includes provision for off-balance sheet risk of CHF 138 million and CHF 208 million as of December 31, 2003 and 2002, respectively.
28 Restructuring liabilities

The following table details the changes in the restructuring liabilities during 2003, 2002 and 2001, and the amounts included in the Group’s condensed consolidated balance sheet at:

	2003				2002			2001

in CHF m	Personnel	Other	Total	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	75	51	126	66	6	72	481	58	539
Net additions charged to income statement	80	31	111	33	10	43	53	21	74
Write-offs/recoveries, net	(94)	(57)	(151)	(64)	(13)	(77)	(482)	(71)	(553)
Transfers, foreign exchange	4	2	6	40	48	88	14	(2)	12

Balance December 31	65	27	92	75	51	126	66	6	72

In 2003, Credit Suisse Group recognized restructuring charges of CHF 138 million, of which CHF 12 million were reported in the Private Banking segment and CHF 126 million were reported at Winterthur (CHF 39 million in the Life & Pensions segment and CHF 87 million in the Insurance segment). Additionally, the Group recorded a release of provisions that were no longer required of CHF 27 million.

These charges reflect expenses related to a reorganization plan announced by Winterthur in February 2003 to realign its organizational structure in response to its decision to change from a growth strategy to a profitability strategy. Management anticipates that the majority of the reorganization activities at Winterthur will be completed by the end of 2004 and the total estimated cost of completing the reorganization will be approximately CHF 10 million.

The restructuring charges incurred at Winterthur in the year ended December 31, 2003, and the cumulative amount incurred as of December 31, 2003, consist of personnel expenses of CHF 86 million and other expenses of CHF 40 million. The personnel expenses were attributable to headcount reduction and related severance payments. Other expenses incurred were primarily attributable to termination costs and moving expenses related to the closure or subleasing of certain buildings, the termination of software licensing agreements, the write-off of fixed assets and consultancy fees.

In 2002, the Group recognized restructuring charges related to the insurance business, the private banking business with respect to efforts to refocus on private banking clients as well as severance payments at Credit Suisse First Boston. Restructuring charges in 2001 related to the insurance business and e-business activities. Prior to 2001, the Group recognized restructuring charges related to the acquisition of Donaldson, Lufkin & Jenrette, Inc. and Colonial UK.

29 Preferred securities

The Group has non-cumulative guaranteed perpetual preferred securities issued through wholly-owned special purpose subsidiaries in Guernsey, Channel Islands, that were established for the exclusive purpose of issuing such preferred securities and investing the gross proceeds in notes receivable of the Group. The preferred securities are classified as minority interests. The Group has made unsecured, subordinated guarantees for the benefit of the holders of the preferred securities of the issuers listed in the table below except for Credit Suisse First Boston Capital (Guernsey) I Ltd.

In December 2003, the FASB issued certain revisions to FIN 46 to clarify and expand on the accounting guidance for variable interest entities. In accordance with this revised guidance, the Group will deconsolidate the subsidiaries listed below at the end of the first quarter of 2004. As a result, the notes issued by the Group to those entities will be classified as Long-term debt of the Group, and the common securities issued by the entities and owned by the Group will be recorded by the Group as an asset. In addition, the preferred securities issued by the entities will no longer be included in the Group’s consolidated statement of financial condition. The deconsolidation of the entities will not have a material effect on the Group’s consolidated balance sheet or statement of income.

The following table summarizes details of perpetual preferred securities outstanding as of December 31, 2003:

							Related notes
							issued by CSG soley
	Issue	Notional amount		Amounts			redeemable by

Issuer	date	Currency	in m	in CHF m	Coupon rate		issuer on and after

Credit Suisse First Boston Capital (Guernsey) I Ltd.	June 1999	USD	125	154	2.926%	1)	June 29, 2004
Credit Suisse Group Capital (Guernsey) II Ltd.	June 2000	EUR	250	390	7.974%		June 21, 2010
Credit Suisse Group Capital (Guernsey) III Ltd.	June 2000	GBP	150	330	8.514%		June 15, 2015
Credit Suisse Group Capital (Guernsey) IV Ltd.	June 2000	CHF	150	150	6.500%		June 30, 2010
Credit Suisse Group Capital (Guernsey) V Ltd.	November 2001	EUR	400	624	6.905%		November 07, 2011
Credit Suisse Group Capital (Guernsey) VI Ltd.	December 2001	JPY	30,500	352	3.570%		December 18, 2006
Credit Suisse Group Capital (Guernsey) VII Ltd.	June 2002	JPY	17,000	196	3.500%		July 31, 2007

Preferred securities issued				2,196

Held by Credit Suisse Group and Group companies				(29)

Preferred securities (notional amount)				2,167

Accrued dividends				47

Total preferred securities				2,214

1) Based on six-month LIBOR as of December 29, 2003, plus 1.70%

30 Accumulated other comprehensive income

The following table sets forth the movements of accumulated other comprehensive income:

			Unrealized	Minimum	Accumulated
	Gains/losses	Cumulative	gains/	pension	other com-
	cash flow	translation	(losses)	liability	prehensive
in CHF m	hedge	adjustment	on securities	adjustment	income

Balance December 31, 2000	(157)	562	5,890	(1)	6,294

Change	(98)	64	(3,052)	(215)	(3,301)
Reclassification adjustments	0	0	(330)	0	(330)

Balance December 31, 2001	(255)	626	2,508	(216)	2,663

Change	221	(2,928)	(489)	(365)	(3,561)
Reclassification adjustments	0	0	(358)	0	(358)

Balance December 31, 2002	(34)	(2,302)	1,661	(581)	(1,256)

Change	36	(1,019)	(478)	4	(1,457)
Reclassification adjustments	1	235	(42)	0	194

Balance December 31, 2003	3	(3,086)	1,141	(577)	(2,519)

31 Earnings per share

The following table sets forth details of the calculation of earnings per share:

Year ended December 31, in CHF m	2003		2002		2001

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,675		(4,080)		(904)
Income/(loss) from discontinued operations, net of tax	(346)		(447)		122
Extraordinary items, net of tax	7		18		0
Cumulative effect of accounting changes, net of tax	(566)		61		123

Net income available for common shares for basic EPS	770		(4,448)		(659)

Interest on convertible securities	–	1)	–	2)	–	2)

Net income available for common shares for diluted EPS	770		(4,448)		(659)

Weighted-average common shares outstanding for basic EPS	1,168,883,452		1,154,529,909		1,134,355,261
Potential dilutive common shares
Contingent issuable shares	23,956,296		–	2)	–	2)
Incremental shares from assumed conversions
Convertible securities	–	1)	–	2)	–	2)
Share options	7,606,650		–	2)	–	2)

Adjusted weighted-average common shares for diluted EPS	1,200,446,398		1,154,529,909		1,134,355,261

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.43		(3.53)		(0.80)
Income/(loss) from discontinued operations, net of tax	(0.30)		(0.39)		0.11
Extraordinary items, net of tax	0.01		0.02		0.00
Cumulative effect of accounting changes, net of tax	(0.48)		0.05		0.11

Net income/(loss)	0.66		(3.85)		(0.58)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.39		(3.53)		(0.80)
Income/(loss) from discontinued operations, net of tax	(0.29)		(0.39)		0.11
Extraordinary items, net of tax	0.01		0.02		0.00
Cumulative effect of accounting changes, net of tax	(0.47)		0.05		0.11

Net income/(loss)	0.64		(3.85)		(0.58)

1) For 2003, the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities into 40,413,838 shares, as the effect would be antidilutive.
2) For 2002 and 2001, the computation of the diluted earnings per share excludes the effect of the contingent issuable shares, the potential exchange of convertible securities and the potential exercise of share options, as the effect would be antidilutive.

32 Income taxes

The following table sets forth the details of current and deferred taxes:

Year ended December 31, in CHF m	2003	2002	2001

Switzerland	466	391	570
Foreign	955	(208)	634

Current income tax expense	1,421	183	1,204

Switzerland	39	(547)	179
Foreign	(1,473)	255	(1,589)

Deferred income tax expense/(benefit)	(1,434)	(292)	(1,410)

Income tax expense/(benefit)	(13)	(109)	(206)

Expense/(benefit) for income taxes on discontinued operations	124	0	3
Expense/(benefit) for income taxes on cumulative effect of accounting changes	(183)	0	56
Income tax expense/(benefit) reported in shareholders' equity related to:
Cumulative translation adjustment	(16)	14	0
Unrealized gains/losses on securities	(217)	(384)	(602)
Minimum pension liability adjustment	(59)	(142)	(60)
Gains/losses on cash flow hedges	3	(1)	(8)
Share based compensation and treasury shares	58	8	(257)

The following table is a reconciliation of taxes computed at the Swiss statutory rate of 25% to the actual income tax expense/(benefit):

Year ended December 31, in CHF m	2003		2002	2001

Income tax expense/(benefit) computed at the statutory tax rate	441		(1,062)	(217)
Increase/(decrease) in income taxes resulting from:
Tax rate differential	(598)	1)	(243)	(622)
Non-deductible amortization of goodwill and intangible assets	502		165	490
Other non-deductible expenses	394		1,322	267
Additional taxable income	311		23	125
Lower taxed income	(452)		(968)	(484)
Changes in tax law and rates	(471)	1)	156	189
Changes in deferred tax valuation allowance	(114)		856	302
Other	(26)		(358)	(256)

Income tax expense/(benefit)	(13)		(109)	(206)

1) In December 2003, the German government abolished the tax exemption for realized gains on equities and dividend income for investments held by life and health insurance companies. Retroactive changes were also made to the taxation of investment funds. This change resulted in a release of the deferred tax provision that the Group was holding in respect of realized and unrealized gains in investment funds. The change resulted in a tax benefit of CHF 782 million for the year ended December 31, 2003, of which CHF 711 million was allocated to the policyholders. The impact on net profit was CHF 71 million for the year ended December 31, 2003.

At December 31, 2003, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5,983 million. No deferred tax has been recorded, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Foreign income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes was CHF 2,525 million, CHF –1,624 million and CHF –2,243 million at December 31, 2003, 2002 and 2001, respectively.

Net operating loss carry-forwards were CHF 10,530 million at December 31, 2003, of which CHF 2,707 million have no expiration date and CHF 7,823 million expire at various dates through to 2023. Net operating loss carry-forwards were CHF 13,260 million at December 31, 2002.

The following table sets forth details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:

December 31, in CHF m	2003	2002

Insurance technical provisions	1,611	1,394
Employment compensation and benefits	1,611	1,910
Investment securities	420	1,119
Deferred policy acquisition costs	40	31
Provisions	1,813	2,644
Derivatives	349	639
Real estate	435	334
NOL carry-forwards	3,289	3,943
Other	1,795	2,213

Gross deferred tax asset before valuation allowance	11,363	14,227
Less valuation allowance	(1,653)	(1,931)

Gross deferred tax assets net of valuation allowance	9,710	12,296

Insurance technical provisions	(888)	(561)
Employment compensation and benefits	(245)	(216)
Investment securities	(1,209)	(2,926)
Present value of future profits	(1,155)	(1,384)
Deferred policy acquisition costs	(755)	(728)
Business combinations	(906)	(2,415)
Derivatives	(365)	(613)
Software capitalization	(83)	(142)
Leasing	(119)	(139)
Real estate	(411)	(558)
Other	(824)	(1,244)

Gross deferred tax liabilities	(6,960)	(10,926)

Net deferred tax assets/(liabilities)	2,750	1,370

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The valuation allowance was CHF 1,155 million at January 1, 2001. The valuation allowance increased CHF 245 million in 2001. The valuation allowance increased CHF 531 million in 2002 and decreased CHF 278 million in 2003.

33 Employee compensation

The Group’s share-based compensation program is an important element of its overall compensation packages for key employees and senior executives. This program represents a portion of the Group’s bonuses and is also used for retention incentives and special awards. Awards are generally granted in the form of shares or share options. At February 10, 2004, the Group had conditional capital of 46,525,413 shares available for future share-based compensation awards. However, the Group is also permitted to satisfy its obligation for these awards by purchasing treasury shares.

In the third quarter of 2003, the Group introduced three-year vesting for share options and certain shares, primarily those related to non-Swiss Credit Suisse First Boston program participants. The Group will expense such awards as they vest over the three-year service period.

On September 9, 2003, the Group completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of the Group’s shares on the valuation date. These share options are restricted for one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of the Group’s shares on the valuation date and are restricted for one year following the exchange. In accordance with SFAS 123, the Group did not recognize any compensation expense as a result of the exchange. The following table provides a summary of the exchange resulting from the option reduction program.

		Weighted-	Weighted-
		average	average	Total
	Number of	exercise	fair	fair
	options/shares	price	value	value
	in m	in CHF	in CHF	CHF m

Exchanged options	(66.6)	56.40	14.40	(958.5)
New options	2.7	50.55	14.73	39.5
New shares	20.0	–	45.95	919.0

In prior years, certain employees received a part of their compensation in the form of a financial instrument linked to Credit Suisse First Boston’s long-term performance. Each unit entitles a holder to a potential future cash payment linked to Credit Suisse First Boston’s operating return on average allocated capital, taking into account the Group’s cost of capital. Units are subject to vesting and forfeiture provisions. The number of units received by an individual was based upon a fixed monetary amount approved by the Compensation Committee on the date of grant. In 2002 and 2001, employees were granted units with an initial value of USD 68 million and USD 304 million, respectively. No units were granted during 2003.

Share options
Share options are granted at an exercise price that is generally equal to the market price of Credit Suisse Group’s shares on the date of grant. In addition, a majority of the share options cannot be exercised until at least one year after the grant date, become exercisable over various periods and expire after ten years. The following table presents the share option activities during the periods indicated:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Number	price	Number of	price	Number of	price
	of options	in CHF	options	in CHF	options	in CHF

Outstanding January 1	139,242,643	54.85	87,576,423	66.81	54,988,916	62.03
Granted 1)	134,995	41.11	54,392,144	36.07	39,890,090	68.21
Exercised	(1,838,561)	48.71	(892,209)	52.88	(5,752,475)	39.53
Forfeited	(2,487,166)	53.64	(1,833,715)	70.49	(1,550,108)	34.42
Exchanged, net	(63,895,780)	56.65	–	–	–	–
Expired	(1,634,000)	67.50	–	–	–	–

Outstanding December 31	69,522,131	53.07	139,242,643	54.85	87,576,423	66.81

Exercisable December 31	33,846,230	57.62	26,150,828	53.97	15,742,784	45.45

1) Includes options approved by the Compensation Committee subsequent to December 31 as part of the year-end compensation process. 36,380 of these options granted in 2003 are attributable to future service periods and are therefore not considered as outstanding for SFAS 123 purposes.

The table below provides additional information about share options outstanding as of December 31, 2003:

	Options outstanding				Options excercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of	Number of	remaining	exercise	Number of	exercise
exercise price	options	life	price	options	price
in CHF	outstanding	in years	in CHF	exercisable	in CHF

12.50 – 25.00	4,142,480	2.07	15.40	4,142,480	15.40
25.01 – 37.50	21,848,164	8.60	32.01	3,578,629	33.43
37.51 – 50.00	4,313,810	5.58	45.03	3,818,683	44.88
50.01 – 62.50	9,991,757	6.16	53.67	5,665,873	54.67
62.51 – 75.00	17,203,362	7.68	68.46	7,726,543	68.64
75.01 – 100.00	12,022,558	6.98	84.69	8,914,022	84.75

Total	69,522,131	7.16	53.07	33,846,230	57.62

The following amounts are the weighted-average fair values and exercise prices of options at the date of grant relating to share options whose exercise price was equal to the market price of Credit Suisse Group’s shares at the date of grant. 1)

in CHF	2003	2002	2001

Weighted-average fair values of options at the date of grant	13.78	12.35	19.61
Weighted-average exercise prices per option granted	41.11	36.07	68.21

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

The following table presents the weighted-average assumptions used to value share options under the Black-Scholes valuation model. 1)

December 31	2003	2002	2001

Expected dividend yield, in %	1.99	1.83	2.75
Expected life of share options, in years	5	5	5
Expected volatility, in %	44.05	44.54	37.70
Expected CHF risk free interest rates, in %	1.69	1.83	2.98

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

Shares
Shares granted as compensation awards generally vest upon grant, whereas shares granted as retention awards generally vest between one and five years. The following table presents the share activities during the periods indicated:

	Compensation		Retention
Number of shares	Awards	1)	Awards	2)	Total

Outstanding at December 31, 2000	32,202,648		48,087,488		80,290,136

Granted 3)	7,187,779		16,536,964		23,724,743
Settled	(14,363,376)		(15,499,395)		(29,862,771)
Forfeited	(276,052)		(3,002,763)		(3,278,815)

Outstanding at December 31, 2001	24,750,999		46,122,294		70,873,293

Granted 3)	7,388,257		9,399,011		16,787,268
Settled	(7,372,356)		(16,761,059)		(24,133,415)
Forfeited	(254,715)		(2,562,747)		(2,817,462)

Outstanding at December 31, 2002	24,512,185		36,197,499		60,709,684

Granted 3) 4)	7,312,190		66,374,099		73,686,289
Settled	(10,262,710)		(12,210,961)		(22,473,671)
Forfeited	(297,063)		(2,802,825)		(3,099,888)

Outstanding at December 31, 2003	21,264,602		87,557,812		108,822,414

1) The weighted-average grant-date fair values per share of compensation awards granted during 2003, 2002 and 2001 were CHF 46.61, CHF 32.22 and CHF 70.75, respectively.
2) The weighted-average grant-date fair values per share of retention awards granted during 2003, 2002 and 2001 were CHF 42.38, CHF 40.37 and CHF 69.22, respectively.
3) Includes shares approved by the Compensation Committee subsequent to December 31 as part of the year-end-compensation process. 26,637,264, 5,709,943 and 5,538,269 of these shares, for 2003, 2002 and 2001, respectively, are attributable to future service periods and are therefore not considered as outstanding for SFAS 123 purposes.
4) Includes 20,000,608 shares granted in the option reduction program and 19,187,860 special equity retention awards.

34 Pension and post-retirement benefits

The provisions of SFAS No. 87, Employers Accounting for Pensions (SFAS 87) have been applied to the Group’s most significant plans. Both the assets and covered employees within these principal plans comprise in excess of 95% of the respective assets and covered employees in all of the Group’s defined benefit plans. The measurement date for the Group’s principal plans is September 30.

Swiss pension plans
The pension funds of the Group in Switzerland are defined benefit plans and are set up as trusts domiciled in Zurich and Winterthur. All employees in Switzerland are covered by these plans. The pension plan benefits exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 65% of all the Group’s employees participating in defined benefit plans, approximately 85% of the fair value of plan assets and approximately 80% of the pension benefit obligation of all defined benefit plans of the Group.

Employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 7.5% and 10.5%. The Group’s contributions are 167% of the employees’ contributions for the Credit Suisse Group pension plan. For the Winterthur Swiss pension plan, the Group contributes at least the difference between the statutory costs of the plan and the contributions of the insured, the yield on the Pension Fund assets and the surplus from the Group insurance contracts, but in any event an amount equal to at least 100% of the employees’ contribution.

International pension plans
Various pension plans cover the Group’s employees in non-Swiss locations, including both defined benefit and defined contribution plans. Retirement benefits under the plans depend on age, contributions and salary. The Group’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. The Group’s most significant non-Swiss defined benefit plans exist in the United States, the United Kingdom and Germany. These retirement plans provide benefits in the event of retirement, death, disability or employment termination.

Post-retirement benefits other than pensions
In the United States and Canada, the Group sponsors post-retirement benefit plans and provides health care benefits for certain active and retired employees.

Defined benefit plans
The following table sets forth details of net periodic pension expenses for the Swiss and international defined benefit plans:

Year ended December 31, in CHF m	2003	2002	2001

Service costs on benefit obligation	490	554	467
Interest costs on benefit obligation	683	687	637
Expected return on plan assets	(897)	(936)	(863)
Amortization of
Unrecognized transition obligation/(asset)	69	68	67
Prior service cost	40	36	3
Unrecognized (gains)/losses	32	11	(28)

Net periodic pension costs	417	420	283

Settlement (gains)/losses	(1)	10	–
Curtailment (gains)/losses	0	17	–
Disposals	4	(4)	–
Termination losses	49	39	59

Total pension costs	469	482	342

The following table shows the changes in the benefit obligation and the fair value of plan assets during 2003 and 2002, and the amounts included in the Group’s condensed consolidated balance sheet for the Group’s defined benefit pension and other post-retirement benefit plans as of December 31, 2003 and 2002, respectively:

	Pension benefits		Post-retirement benefits

in CHF m	2003	2002	2003	2002

Benefit obligation January 1	16,781	16,113	72	70
Benefit obligation of countries added in current year	200	96	–	–
Plan participant contributions	215	210	1	1
Service cost	490	554	2	2
Interest cost	683	687	6	5
Plan amendments	3	162	–	–
Settlements	(1)	(76)	–	–
Curtailments	(11)	(19)	–	–
Disposals	(89)	(3)	–	–
Special termination benefits	49	39	–	–
Actuarial (gain)/losses	313	75	28	7
Business combinations	–	32	–	5
Benefit payments	(778)	(761)	(6)	(5)
Exchange rate (gains)/losses	(73)	(328)	(10)	(13)

Benefit obligation December 31 1)	17,782	16,781	93	72

Fair value of plan assets January 1	14,364	14,702	–	–
Assets of countries added in current year	275	81	–	–
Actual return on plan assets	720	(369)	–	–
Group contributions	901	758	5	5
Plan participant contributions	215	210	1	–
Settlements	–	(90)	–	–
Curtailments	–	(17)	–	–
Disposals	(66)	–	–	–
Special termination benefits	–	35	–	–
Business combinations	–	25	–	–
Benefit payments	(778)	(761)	(6)	(5)
Exchange rate (gains)/losses	(55)	(210)	–	–

Fair value of plan assets December 31	15,576	14,364	–	–

Total amount recognized December 31
Funded status of the plan	(2,206)	(2,417)	(93)	(72)
Unrecognized
Net transition obligation/(asset)	(9)	58	–	–
Prior service cost	341	378	(1)	(2)
Net actuarial (gains)/losses	2,414	2,089	24	1
4th quarter employer contributions	116	299	1	1

Net amount recognized	656	407	(69)	(72)

Amounts recognized in the balance sheet consist of
Prepaid benefit costs	547	348	–	–
Accrued benefit liability	(998)	(1,056)	(69)	(72)
Intangible asset	266	329	–	–
Accumulated other comprensive income	841	786	–	–

Net amount recognized	656	407	(69)	(72)

1) The accumulated benefit obligation for all defined benefit pension plans in Switzerland was CHF 13,665 and CHF 12,568 for the years ended December 31, 2003 and 2002, respectively.

The following table sets forth information for pension plans with an accumulated benefit obligation in excess of plan assets:

December 31, in CHF m	2003	2002

Projected benefit obligation	13,029	12,774
Accumulated benefit obligation	11,956	11,606
Fair value of plan assets	10,922	10,327

The following table sets forth additional information on obligations and funded status:

	Pension benefits

December 31, in CHF m	2003	2002

Increase in minimum liability included in other comprehensive income	98	546

The following table sets forth details of the weighted-average assumptions used to determine benefit obligations:

	Pension benefits		Post-retirement benefits

December 31, in %	2003	2002	2003	2002

Discount rate	4.1	4.1	6.0	6.3
Salary increases	2.5	2.6	–	–

The following table sets forth details of the weighted-average assumptions used to determine net costs:

	Pension benefits		Post-retirement benefits

December 31, in %	2003	2002	2003	2002

Discount rate	4.1	4.4	6.3	7.0
Salary increases	2.5	3.5	–	–
Expected long-term rate of return on plan assets 1)	5.4	6.0	–	–

1) The expected long-term rate of return on plan assets used to determine the net benefit cost for 2003 of pension plans in Switzerland was 5.2%.

The following table sets forth the assumed health care cost trend rate:

	Post-retirement benefits

December 31, in %	2003	2002

Assumed health care cost increase	4.6	4.7

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement benefit obligation or expense.

The valuation of the defined benefit plans results in significant pension benefit costs that are calculated based on actuarial valuation methods. Inherent in these valuations are key assumptions, including discount rate and expected return on plan assets.

The discount rates used reflect the rates at which the pension benefits could be effectively settled. To determine discount rates, the Group considers several factors. Depending on the availability of adequate statistical data, the discount rate is based upon either high-quality corporate bond rates or government bond rates plus a premium to approximate high-quality corporate bond rates. Additionally, the change of the reference rates since the last measurement date is taken into consideration.

The expected rate of return on plan assets is determined on a plan-by-plan basis, taking into consideration the asset mix of the plan and observed historical returns. The rate of return on plan assets observed is compared to the long-term rate of return for those asset classes and, if available, also to benchmark indices for pension plan asset developments. Some plans are insured with life insurance. The assumption made to determine the expected rate of return for insured plans is derived from the guaranteed interest on the insurance contract plus an estimate for the expected participation of the pension fund in the investment returns of the insurer in excess of the minimal contractual interest rate (policyholder dividends). The expected return on plan assets is calculated based upon a market-related value of plan assets that recognizes changes in fair value of the plan assets in a systematic and rational manner over five years.

Gains and losses due to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions (e.g. change in discount rate) are included as a component of net periodic pension and post-retirement cost for a year if, at the beginning of the year, that unrecognized gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets. The amount included in the net periodic pension and post-retirement cost is the excess divided by the average remaining service period of active employees expected to receive benefits of the plan.

Plan assets and investment policy for plans in Switzerland
The total fair value of plan assets for the pension plans in Switzerland is CHF 13,507 million for the year ended December 31, 2003. At December 31, 2003 and 2002, the total fair value of Credit Suisse Group securities included in the plan assets was CHF 381 million and CHF 395 million, respectively. In 2003 and 2002, respectively, the majority of these assets were invested in Credit Suisse Group bonds. The Group has two major pension plans in Switzerland, the Credit Suisse Group pension plan covering the majority of the employees of the banking units and the Winterthur Swiss pension plan. These two plans cover 67% and 29% of all plan assets in Switzerland, respectively. The majority of the plan assets of the Winterthur Swiss pension plan are fully insured with Winterthur Life Switzerland. The plan assets covered by this agreement amounted to CHF 3,664 million and CHF 3,521 million at December 31, 2003 and 2002, respectively.

The following table sets forth the weighted average asset allocation of the Group’s pension plan assets for plans in Switzerland:

	Pension plan asset allocation

December 31, in %	2003	2002

Equity securities	12.9	9.6
Debt securities	29.8	29.7
Real estate	13.9	12.9
Alternative investments	5.7	4.4
Insurance	27.1	27.8
Liquidity	10.6	15.6

Total	100.0	100.0

The Credit Suisse Group pension plan employs a total return investment approach, whereby a diversified mix of equities, fixed income investments and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as between growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Credit Suisse Group pension plan follows defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis. The range for the asset allocation is as follows:

	Pension plan target asset allocation

Credit Suisse Group pension plan, in %	from	to

Equity securities	0.0	40.0
Debt securities	25.0	60.0
Real estate	15.0	28.0
Alternative investments	0.0	15.0
Liquidity	0.0	35.0
Amounts invested in non-CHF denominated investments	10.0	40.0

The Winterthur Swiss pension plan is an insured plan. The determination of the long-term rate of return is based on the bonus expectations of the insurance contracts with Winterthur Life. The plan assets are invested in insurance contracts with Winterthur Life and in Winterthur managed funds. The Investment Committee of the plan decided not to invest at its own risk until it expects to achieve a higher rate of return on assets than the return on the Winterthur portfolio. This decision is reviewed quarterly.

The Group expects to contribute CHF 405 million to its pension plans in Switzerland in 2004.

Defined Contribution Plans
Credit Suisse Group also contributes to various defined contribution plans primarily in the US and the UK but also in other countries throughout the world. The contribution to these plans during 2003, 2002 and 2001 were CHF 122 million, CHF 164 million and CHF 109 million, respectively.

35 Related party transactions

Loans to members of the Board of Directors of Credit Suisse Group				1)
in CHF m	2003	2002	2001

Balance January 1	30	21	24
Additions	6	9	0
Reductions	12	0	3

Balance December 31	24	30	21

1) None of the members of the Board of Directors has any executive function within the Group, which would require aggregated disclosure of outstanding loans with those of the members of the Group Executive Board. Number of individuals with outstanding loans at the beginning of the year and at the end of the year was nine.

Loans to members of the Group Executive Board				1)
in CHF m	2003	2002	2001

Balance January 1	22	33	64
Additions	6	3	2
Reductions	22	14	33

Balance December 31	6	22	33

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was five and seven, respectively.

Loans outstanding made by us or any of our subsidiaries to equity method investees:
in CHF m	2003	2002	2001

Balance January 1	728	276	771
Additions/(repayments), net	(124)	452	(495)

Balance December 31	604	728	276

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse Group and the Group Executive Board are mortgages or loans against securities. All mortgage loans are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years. Interest rates applied are based on refinancing costs plus a margin and are consistent with those applicable to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to all employees. Loans against securities are granted at interest rates applicable to similar loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. In principle, members of the Board of Directors are not granted employee conditions on any loans extended to them, but are generally subject to conditions applied to customers with a comparable credit standing. In addition, some individuals have outstanding loans in connection with certain private equity investment opportunities that Credit Suisse First Boston provides to some employees. Interest rates applied are based on refinancing costs plus a margin. Such loans are no longer extended. In addition, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2003, the total exposure to such related parties amounted to CHF 72 million, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2003, did not exceed CHF 87 million.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major retail and corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which Credit Suisse Group Board members assume management functions or board member responsibilities. With one exception, none of the members of the Board of Directors or companies affiliated with them have important business relationships with Credit Suisse Group or its banking subsidiaries. All relationships with the directors and their affiliated companies are in the ordinary course of business and are granted at arms’ length.

36 Lease commitments

Operating leases
The following table sets forth details of future minimum operating lease commitments under non-cancellable operating leases:

Year ended December 31, in CHF m	2003

2004	732
2005	672
2006	624
2007	548
2008	534
Thereafter	6,075

Future operating lease commitments	9,185

Less minimum non-cancellable sublease rentals	(1,394)

Total net future minimum lease commitments	7,791

Rental expenses
The following table sets forth details of rental expenses for all operating leases:

Year ended December 31, in CHF m	2003	2002	2001

Minimum rentals	770	943	763
Sublease rental income	(57)	(34)	(43)

Total net rental expenses	713	909	720

37 Derivatives and hedging activities

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures. A description of the key features of these instruments and the key objectives of holding or issuing these instruments is set out below.

Swaps
The Group’s swap agreements consist primarily of interest rate, equity and credit default swaps. The Group enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Options
The Group writes option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose the Group to the credit risk of the customer because the Group, not its counterparty, is obligated to perform. At the beginning of the contract period, the Group receives a cash premium. During the contract period, the Group bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Group purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Group also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Group obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Group’s risk is limited to the premium paid. The underlying instruments for these options typically include fixed income securities, equities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed to assess creditworthiness.

Forwards and Futures
The Group enters into forward purchases and sales contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, the Group enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose the Group to the credit risk of the counterparty. To mitigate this credit risk, the Group limits transactions with specific counterparties, regularly reviews credit limits and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

In addition to the derivatives described above, the Group enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms. When such embedded derivative features are not considered clearly and closely related to the host instrument, the embedded features will be accounted for separately at fair value with subsequent changes in fair value reflected in the statement of income, provided the embedded features meet the definition of a derivative. Once separated, the derivative is recorded in the same line in the consolidated balance sheet as the host instrument.

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:

  (1) Trading activities;
  (2) A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
  (3) A hedge of the fair value of a recognized asset or liability;
  (4) A hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
  (5) A hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held at December 31, 2003, were used for trading activities.

Economic hedges
The Group uses interest rate derivatives to manage its net interest rate risk on certain of its core banking business assets and liabilities. However, these economic hedge relationships, while used to manage risk, do not qualify for hedge accounting treatment under US GAAP. Assets and liabilities subject to economic hedging are accounted for on an accrual basis with associated interest revenue and expense included in Net interest income . Derivatives used for economic hedging are accounted for at fair value with changes in fair value recorded in Trading revenues .

The Group also uses credit derivatives to manage the credit risk on certain of its loan portfolios. These derivatives also do not qualify for hedge accounting treatment under US GAAP. Loans subject to such economic hedges are accounted for on an accrual basis. Credit losses required to be recognized are recorded in the statement of income in Provision for credit losses when a loan is considered impaired. Credit derivatives used to hedge the credit risk in these loans are accounted for at fair value with changes in fair value recorded in Trading revenues .

Fair value hedges
The Group maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. The Group’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest income is not significantly affected by movements in interest rates. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate.

In addition to hedging changes in fair value due to interest rate risk as discussed above, the Group uses:

  Cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and
  Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities. For such hedges, the time value portion of a foreign currency forward is excluded from the hedging relationship and is recorded in Trading revenues .
Derivatives that are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities.

The following table sets forth details of fair value hedges:

December 31, in CHF m	2003	2002	2001

Net gain/(loss) of the ineffective portion	50	(6)	(14)
Fair value of open derivative transactions used as fair value hedges	3,755	2,342	(9)

Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate CHF assets or liabilities. Further, the Group uses derivatives to hedge the cash flows associated with forecasted transactions.

For cash flow hedges of forecasted transactions, the maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings (e.g. when periodic settlements on a variable rate asset or liability are recorded in earnings). The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in Trading revenues .

The following table sets forth details of cash flow hedges:

December 31, in CHF m	2003	2002	2001

Net gain/(loss) of the ineffective portion	1	0	0
Expected reclassification from AOCI into earnings during the next twelve months	(2)	(5)	(8)
Fair value of open derivative transactions used as cash flow hedges	94	69	1

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in Trading revenues . The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI, to the extent the hedge is effective.

The following table sets forth details of net investment hedges:

December 31, in CHF m	2003	2002	2001

Net gain/(loss) hedges included in the AOCI	15	0	0

Hedge documentation
The Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. All derivatives that are designated as fair value, cash flow or foreign currency hedges are linked to specific assets and liabilities on the balance sheet or specific forecasted transactions. The Group also formally assesses, at inception of a hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. When it is determined that a derivative has ceased to be highly effective, the Group discontinues hedge accounting prospectively as discussed below. The effectiveness of hedging relationships is determined by evaluating the statistical correlation between the hedged item and the hedging instrument.

Hedge discontinuation
The Group discontinues hedge accounting prospectively in the following circumstances:

  (1) It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
  (2) The derivative expires or is sold, terminated, or exercised;
  (3) The derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
  (4) The Group otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.
When the Group discontinues hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Fair value adjustments to underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the instrument. When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into earnings in the same period or periods during which the formerly hedged transaction affects earnings. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the required time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in current period earnings, unless re-designated as a hedging instrument.

In 2001, the Group adopted SFAS 133, Accounting for Derivatives and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. In accordance with the transition provisions of SFAS 133, the Group recorded the following in its 2001 consolidated financial statements:

  A net-of-tax cumulative adjustment of CHF 123 million in earnings to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities; and
  A net-of-tax cumulative adjustment of CHF 17 million in AOCI to recognize at fair value all derivatives that are designated as cash flow hedging instruments.
The Group reclassified CHF 14 million from the transition adjustment that was recorded in AOCI into earnings for the year ended December 31, 2001.

The following table sets forth details of trading and hedging derivative instruments:

	Trading				Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
December 31, 2003, in CHF bn	amount	value	value	amount	value	value

Forward rate agreements	599.9	0.4	0.8	1.2	0.1	0.0
Swaps	7,340.1	138.4	136.7	56.1	2.4	0.4
Options bought and sold (OTC)	1,964.3	16.9	18.2	0.0	0.0	0.0
Futures	629.9	0.0	0.0	1.1	0.0	0.0
Options bought and sold (traded)	743.8	0.0	0.0	0.0	0.0	0.0

Interest rate products	11,278.0	155.7	155.7	58.4	2.5	0.4

Forwards	697.2	16.0	17.4	21.6	0.6	0.1
Swaps	460.5	24.3	22.8	4.5	1.4	0.0
Options bought and sold (OTC)	326.6	5.1	5.7	0.3	0.0	0.0
Futures	11.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	1.5	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	1,497.4	45.4	45.9	26.4	2.0	0.1

Forwards	10.0	0.9	1.1	0.0	0.0	0.0
Swaps	2.2	0.2	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	1.4	0.1	2.3	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	13.6	1.2	3.5	0.0	0.0	0.0

Forwards	33.7	2.0	2.4	0.0	0.0	0.0
Swaps	32.7	1.4	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	185.9	8.9	10.3	0.1	0.0	0.0
Futures	31.5	0.0	0.1	0.1	0.0	0.0
Options bought and sold (traded)	133.6	3.5	3.4	0.0	0.0	0.0

Equity/index-related products	417.4	15.8	17.6	0.2	0.0	0.0

Forwards	0.0	0.0	0.0	0.0	0.0	0.0
Swaps	272.1	4.0	5.8	0.5	0.0	0.0
Options bought and sold (OTC)	2.2	0.1	0.2	0.0	0.0	0.0
Futures	0.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.1	0.0	0.0	0.0	0.0	0.0

Other products	274.6	4.1	6.0	0.5	0.0	0.0

Total derivative instruments	13,481.0	222.2	228.7	85.5	4.5	0.5

The notional amount for derivative instruments (trading and hedging) was CHF 13,566.5 bn and CHF 12,570.5 bn as of December 31, 2003 and 2002, respectively.

	2003		2002

	Positive	Negative	Positive	Negative
	replacement	replacement	replacement	replacement
December 31, in CHF bn	value	value	value	value

Replacement values (trading and hedging) before netting	226.7	229.2	238.0	237.6

Replacement values (trading and hedging) after netting	56.6	59.1	55.9	54.2

38 Financial instruments with off-balance sheet risk

Guarantees
The following table sets forth details of contingent liabilities associated with guarantees:

	Maturity	Maturity	Maturity	Maturity
	less than	between	between	greater	Total gross amount		Total net amount 1)

December 31, in CHF m	1 year	1 to 3 years	3 to 5 years	than 5 years	2003	2002	2003	2002

Credit guarantees and similar instruments	4,933	2,206	1,901	1,107	10,147	8,927	8,194	7,026
Perfomance guarantees and similar instruments	3,240	1,043	1,063	194	5,540	5,156	4,841	4,673
Securities lending indemnifications	21,888	0	0	0	21,888	21,168	21,888	20,719
Market value guarantees	89,509	37,797	72,383	17,049	216,738	175,241	216,738	175,241
Other guarantees 2)	2,017	235	79	370	2,701	3,444	2,701	3,444

Total guarantees	121,587	41,281	75,426	18,720	257,014	213,936	254,362	211,103

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, loans sold with recourse, residual value guarantees and other indemnifications.

As of December 31, 2003, the Group’s carrying value of amounts recorded for off-balance sheet risks was CHF 5.8 billion (CHF 11.6 billion as of December 31, 2002), including replacement value of market value guarantees reported on-balance sheet of CHF 5.7 billion as of December 31, 2003 (CHF 11.4 billion as of December 31, 2002).

The following table sets forth details of collateral in respect of guarantees:

	Mortgage	Other	Without	Total
December 31, in CHF m	collateral	collateral	collateral	2003

Credit guarantees and similar instruments	940	3,564	3,690	8,194
Perfomance guarantees and similar instruments	165	1,991	2,685	4,841
Securities lending indemnifications	0	21,888	0	21,888
Market value guarantees	0	8,091	208,647	216,738
Other guarantees	90	966	1,645	2,701

Total guarantees	1,195	36,500	216,667	254,362

Credit guarantees are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

As part of the Group’s commercial mortgage activities in the US, the Group sells certain commercial mortgages that it has originated to Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

The Group also provides guarantees to variable interest entities and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Group has provided investors in private equity funds sponsored by a Group entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the United States, the Group at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications are arrangements whereby the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Market value guarantees are issued in the ordinary course of business in the form of derivative contracts such as written put options and credit default swaps. Included in this category are certain written over-the-counter (OTC) put option contracts, pursuant to which the counterparty can potentially force the Group to acquire the underlying financial instrument or require the Group to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Group to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Group to make a payment. The Group seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable, as interest rates or exchange rates could theoretically rise without limit. The Group discloses the notional amounts in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the balance sheet.

Other guarantees include acceptances and transactions with recourse and all other guarantees that are not allocated to one of the captions above.

The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

In connection with the sale of assets or businesses, the Group sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements. Contingencies with respect to significant indemnification provisions provided by the Group are discussed in note 3.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other off-balance sheet commitments
The following table sets forth details of other off-balance sheet commitments:

	Maturity	Maturity	Maturity	Maturity
	less than	between	between	greater	Total gross amount		Total net amount

December 31, in CHF m	1 year	1 to 3 years	3 to 5 years	than 5 years	2003	2002	2003	2002

Irrevocable commitments under documentary credits	3,463	12	6	0	3,481	3,528	3,212	3,242
Undrawn irrevocable credit facilities	39,641	18,678	7,578	4,644	70,541	83,969	70,541	83,969
Forward reverse repurchase agreements	12,537	0	0	0	12,537	7,617	12,537	7,617
Other commitments	293	133	317	1,541	2,284	1,439	2,283	1,439

Other off-balance sheet commitments	55,934	18,823	7,901	6,185	88,843	96,553	88,573	96,267

The following table sets forth details of collateral in respect of other off-balance sheet commitments:

	Mortgage	Other	Without	Total
December 31, in CHF m	collateral	collateral	collateral	2003

Irrevocable commitments under documentary credits	7	592	2,613	3,212
Undrawn irrevocable credit facilities	605	37,038	32,898	70,541
Forward reverse repurchase agreements	0	12,537	0	12,537
Other commitments	0	396	1,887	2,283

Other off-balance sheet commitments	612	50,563	37,398	88,573

As of December 31, 2003, the Group’s carrying value of amounts recorded for off-balance sheet risks was CHF 44 million (CHF 42 million as of December 31, 2002).

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payment to an exporter against presentation of shipping and other documents.

Undrawn irrevocable credit facilities represent unused irrevocable credit facilities with a notice period of six weeks or more.

Forward reverse repurchase agreements represent transactions where the initial cash exchange of the reverse repurchase transaction is in the future.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

The following table sets forth details of outstanding commitments and other information:

December 31, in CHF m	2003	2002

Outstanding commitments
Commitments to extend credit	83,294	88,851
Exposure with respect to the debts of other guaranteed	15,096	17,183

39 Securitization activity

The Group originates and purchases commercial and residential mortgages for the purpose of securitization. The Group sells these mortgage loans to qualified special purpose entities (QSPEs), which are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

The Group purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Group directly, or indirectly through affiliates, to QSPEs or other VIEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Group’s exposure in its securitization activities is limited to its retained interests. Retained interests in securitized financial assets are included at fair value in trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Group does not retain servicing responsibilities from its securitization transactions.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

The following table summarizes cash flows received from securitization trusts and pre-tax gains/(losses) recognized by the Group on securitizations:

Year ended December 31, in CHF m	2003	2002	2001

Commercial mortgages
Proceeds from new securitizations	10,045	7,928	14,583
Gains/(losses) on securitizations and underwriting fees received 1)	333	226	163

Residential mortgages
Proceeds from new securitizations	43,604	39,184	28,692
Gains/(losses) on securitizations and underwriting fees received 1)	(127)	(164)	99

Collateralized debt obligations (CDO)
Proceeds from new securitizations	17,056	16,108	18,815
Gains/(losses) on securitizations and underwriting fees received 1)	95	108	158

1) Includes the effects of hedging, underwriting and retained interest gains and losses but excludes all gains or losses, including net interest revenues, on assets prior to securitization. The net revenues earned while holding the residential mortgage loans prior to securitization significantly exceeded the amount of the losses from securitization.

Excluded from the table above are proceeds of CHF 54.4 billion related to the securitization of agency mortgage-backed securities for the year ended December 31, 2003. For the year ended December 31, 2003, the Group realized gains of CHF 60.8 million from these securitizations.

Key economic assumptions used in measuring, at the date of securitization, the fair value of the retained interests resulting from securitizations completed during the years ended December 31, 2003 and 2002, were as follows:

	2003						2002

	Commercial		Residential	Collateralized		Commercial		Residential	Collateralized
	mortgage		mortgage	debt		mortgage		mortgage	debt
December 31, in CHF m	loans	1)	loans	obligations	2)	loans	1)	loans	obligations	2)

Weighted-average life (in years)	2.8		4.5	8.7		2.3		3.8	7.3
Prepayment speed assumption (in rate per annum) 3)	n/a		200-325	n/a		n/a		200-325	n/a

Cash flow discount rate (in rate per annum) in % 4)	7.8-12.8		4.2-37.5	2.9-5.9		9.2-17.6		4.3-7.5	6.0-11.4
Expected credit losses (in rate per annum) 5)	0		0	0		0		0	0

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2003, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

	Commercial		Residential
	mortgages	1)	mortgages	CDO	2)
in CHF m, except where indicated	Floating rate		Fixed rate	Fixed rate

Carrying amount / fair value of retained interests	293		2,748	740
Weighted-average life (in years)	2.4		4.2	10.4
Weighted-average value change for one basis point movement	0.035		0.99	0.46

Prepayment speed assumption 3)	n/a		250	n/a
Impact on fair value from 10% adverse change	n/a		1.4	n/a
Impact on fair value from 20% adverse change	n/a		(2.7)	n/a

Floating interest rate / cash flow discount rate 4)	9.7%		4.2%	4.0%
Impact on fair value from 10% adverse change	(3)		(46)	(27)
Impact on fair value from 20% adverse change	(5)		(92)	(54)

Expected credit losses 5)
Impact on fair value from 10% adverse change 6)	0		(1)	0
Impact on fair value from 20% adverse change 6)	0		(3)	(1)

1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2) Collateralized debt obligations are generally structured to be protected from prepayment risk.
3) Prepaid speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.
4) The rate is based on the weighted average yield on the retained interest.
5) Expected credit losses are not expected to be significant because a significant portion of the beneficial interest retained as of December 31, 2003 and 2002, represent investment-grade interests.
6) The investment-grade retained interests were not subjected to credit stress because the subordinate bonds are expected to absorb the potential credit losses.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

40 Variable interest entities

FIN 46 requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision of FIN 46, referred to as FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies with the option of deferring the adoption of FIN 46R for certain VIEs to periods ending after March 15, 2004.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Group may retain interests in VIEs.

As of December 31, 2003, with the exception of certain VIEs that were subject to deferral under FIN 46R, the Group consolidated all VIEs for which it is the primary beneficiary under the original provisions of FIN 46 or the revised provisions of FIN 46R. The cumulative effect of the Group’s adoption of FIN 46 for VIEs created before February 1, 2003, was an after-tax loss of CHF 15 million reported in the consolidated statement of income as Cumulative effect of accounting changes . The cumulative effect is determined by recording the assets, liabilities and non-controlling interests in the VIE at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated balance sheet and the amount of the previously recognized interest represents the cumulative effect. The effect of the Group’s adoption of FIN 46 for VIEs created after January 31, 2003, is included in the consolidated financial statements.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDOs), commercial paper conduits and financial intermediation. The following table summarizes the estimated total assets by category related to non-consolidated VIEs:

December 31, 2003, in CHF m	VIEs total assets

Collateralized debt obligations	45,982
Commercial paper conduits	7,730
Financial intermediation	88,367

Total	142,079

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:

Carrying value
December 31, 2003, in CHF m	of VIEs total assets

Collateralized debt obligations	2,425
Commercial paper conduits	1,715
Financial intermediation	1,401

Total assets consolidated pursuant to FIN 46	5,541

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to qualifying special purpose entities (QSPEs) or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. The Group may also act as a derivatives counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The Group also participates in synthetic CDO transactions, which use credit default swaps to exchange the underlying credit risk instead of using cash assets in a separate legal entity. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary, as of December 31, 2003, resulting in the inclusion by the Group of approximately CHF 2.4 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.1 billion as of December 31, 2003.

Commercial paper conduits
During 2003, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party. This vehicle with commercial paper issued in the amount of CHF 7.7 billion as of December 31, 2003, was not consolidated by the Group.

The Group’s commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Group to purchase certain assets under any condition, including default. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of December 31, 2003, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 12.3 billion, with respect to CHF 7.7 billion of funded assets and the CP conduit’s commitments to purchase CHF 4.6 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 56.9 billion, as of December 31, 2003, which represents the total assets of the VIEs for which Credit Suisse First Boston is involved (CHF 52.0 billion) and the fair value of all contracts held by Credit Suisse Financial Services (CHF 4.9 billion). However, in many cases Credit Suisse First Boston’s actual maximum risk of loss is limited to the contractual or fair value of the contracts with the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

As of December 31, 2003, the Group deconsolidated approximately CHF 22.1 billion of assets and liabilities related to certain financial intermediation product entities that were previously consolidated by the Group through its holding of voting interests, but that are considered as VIEs under FIN 46R. For these entities, the Group is not the primary beneficiary and accordingly, discontinued consolidation of these entities upon adoption of FIN46R.

41 Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Group. The Group monitors exposures by counterparties, country, industry, product and business segments to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Group is diversified. Within Credit Suisse Financial Services a large portion of exposure is from individual clients, particularly in residential mortgages in Switzerland. At Credit Suisse First Boston, a large portion of the exposure relates to transactions with financial institutions. However, in both cases, the customer base is extensive and the number and variety of transactions are broad. For Credit Suisse First Boston the business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia.

42 Fair value of financial instruments

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques, for example, the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models, and fundamental analysis. Fair value estimation techniques normally incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Estimates of fair values are significantly affected by the assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments (SFAS 107), exclude all non-financial instruments such as lease transactions, real estate and premises, equity method investments and pension and benefit obligations. Accordingly, the fair value amounts presented do not represent management’s estimation of the underlying value of the Group as a whole.

For cash and other liquid assets and money market papers maturing within three months, the fair value is assumed to approximate book value, given the short-term nature of these instruments. This assumption also is applied to receivables and payables from the insurance business. For those items with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For non-impaired loans where no quoted market prices are available, contractual cash flows are discounted using the market interest rates for loans with similar characteristics. For impaired loans, the book value, net of valuation adjustments, approximates fair value.

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

For deposit instruments, the fair value is calculated as follows: for deposit instruments with no stated maturity and those with original maturities of less than three months, the book value is assumed to approximate fair value due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The following table sets forth the carrying value and the estimated fair values of financial assets and liabilities valued in accordance with SFAS 107. This statement requires the disclosure of fair value information about financial instruments, whether or not the fair values are recognized in the balance sheet:

	2003		2002

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Financial assets
Cash and due from banks	24,799	24,799	28,461	28,461
Interest bearing deposits with banks	2,992	3,015	2,618	2,622
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	257,083	257,269	267,634	267,923
Securities received as collateral	15,151	15,151	8,313	8,313
Trading assets	296,076	296,076	263,090	263,090
Investment securities	105,807	105,642	108,732	108,733
Loans	177,179	179,714	180,797	182,324
Other financial assets	6,205	6,441	13,264	13,460

Financial liabilities
Deposits	261,989	262,444	245,265	246,808
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	236,847	236,813	251,843	251,860
Obligations to return securities received as collateral	15,151	15,151	8,313	8,313
Trading liabilities	156,331	156,331	140,398	140,398
Short-term borrowings	11,497	11,497	10,008	10,013
Long-term debt	89,697	90,961	105,440	106,456

43 Assets pledged or assigned

The following table sets forth details of assets pledged or assigned:

December 31, in CHF m	2003	2002

Book value of assets pledged and assigned as collateral	142,320	137,140
of which assets provided with the right to sell or repledge	123,161	126,088
Fair value of collateral received with the right to sell or repledge	429,040	383,555
of which sold or repledged	406,910	363,155

As of December 31, 2003 and 2002, collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions, and margined broker loans. As of December 31, 2003 and 2002, a substantial portion of the collateral received by the Group had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirement under securities laws and regulations, derivative transactions, and bank loans.

Other information

December 31, in CHF m	2003	2002

Cash restricted under foreign banking regulations	8,923	11,140
Swiss National Bank Liquidity 1 required cash reserves	2,047	1,744

Cash restricted under Swiss and foreign banking regulations	10,970	12,884

44 Capital adequacy

Banking businesses
The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission, or SFBC, and Bank for International Settlements, or BIS, guidelines. These guidelines are used to evaluate risk-based capital adequacy. All calculations through December 31, 2003, were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R. For purposes of complying with SFBC and BIS capital requirements, total capital is divided into three categories:

Tier 1 capital includes primarily paid-in share capital, reserves (defined to include retained earnings), capital participations of minority shareholders in certain fully consolidated subsidiaries, the reserve for general banking risks according to Swiss GAAP, as well as the audited current-year profits or losses, less anticipated dividends. Among other items, this is reduced by the Group’s holdings of its own shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total capital. Under both SFBC and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

In 2003, the SFBC refined the capital treatment of the Group’s investment in Winterthur. According to the new decree, the capital charge for the insurance business will no longer be reflected as an addition to risk-weighted assets but as a reduction to the eligible tier capitals. Prior-year data were restated accordingly.

At December 31, 2003 and 2002, the Group was adequately capitalized under the regulatory provisions outlined under both SFBC and BIS guidelines.

The following table sets forth details of BIS risk-weighted assets:

December 31, in CHF m	2003	2002

Risk-weighted positions	176,911	185,742
Market risk equivalents	13,850	10,744

Total risk-weighted assets	190,761	196,486

All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator.

The following table sets forth details of BIS capital ratios:

December 31, in CHF m, except where indicated	2003	2002

Tier 1 capital	22,287	17,613
of which preferred securities	2,167	2,133

Tier 1 ratio	11.7%	9.0%

Total capital	33,207	28,311
Total capital ratio	17.4%	14.4%

All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator.

Broker-dealer operations
Certain Group broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2003, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Insurance businesses
The insurance entities of the Group are required to maintain minimum solvency margins in accordance with local insurance regulatory requirements. Insurance companies granted an insurance license in Switzerland are required to maintain solvency margins under the Swiss Insurance Supervisory Law and must adhere to the following capital requirements:

in CHF m	Non-life	Life

Capital	0.6 – 10.0	5.0 – 10.0
Organization fund 1)	up to 50% of capital	up to 50% of capital

1) The use of the organization fund is restricted. It can be used to cover incorporation and start-up costs and extraordinary growth as well as any losses.

The solvency margin for non-life is the greater of two calculations: (1) the premium margin based on the gross premium income for the latest financial year; and (2) the claims margin, based on the gross average claims expense for the last three financial years. The premium margin is calculated by taking 16-18% of the appropriate premium income less a deduction of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The claims margin is calculated by multiplying 23-26% by the appropriate claims expense of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The required solvency margin is the higher of the above two margins.

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

At December 31, 2003, the Group’s major insurance subsidiaries were in compliance with all applicable solvency requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions on the amount of dividends they can pay, for example corporate law as defined by the Swiss Code of Obligations. At December 31, 2003, the Group was not subject to significant restrictions on its ability to pay dividends.

45 Assets under management

The following table sets forth details of assets under management and net new assets as prescribed by the Swiss Federal Banking Commission:

December 31, in CHF bn	2003

Assets in own-managed funds	225.6
Assets with discretionary mandates	365.2
Other assets under management	609.6

Assets under management (including double counting)	1,200.4

of which double counting 1)	129.4

Additional information
Assets under management from the insurance business included in assets in own-managed funds and assets with discretionary mandates	140.1

Year ended December 31, in CHF bn	2003

Net new assets 2)	4.5

Assets under management are stated according to the guidelines of the accounting regulations of the Swiss Federal Banking Commission (SFBC Newsletter No. 29 on the disclosure of assets under management).
1) Double counting consists of own-managed funds included in assets with discretionary mandate or in other assets under management.
2) Credit Suisse Asset Management only includes net new assets on assets in own-managed funds and assets with discretionary mandate.

46 Litigation

In accordance with SFAS No. 5, Accounting for Contingencies (SFAS 5), Credit Suisse Group recorded in 2002 reserves for certain significant matters, including a reserve of USD 150 million for the agreement in principle with various US regulators relating to research analyst independence and the allocation of IPO shares to corporate executives and directors and a USD 450 million reserve for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. In 2003, Credit Suisse Group paid approximately USD 150 million with respect to the agreement with the US regulators relating to research analyst independence and the allocation of IPO shares to corporate executives and directors. The USD 450 million reserve recorded in 2002 for the private litigation noted above is management’s best estimate of the potential exposure for this private litigation as of December 31, 2003.

Credit Suisse Group is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, Credit Suisse Group’s defenses and its experience in similar cases or proceedings.

47 Credit Suisse Group Parent Company

Condensed Credit Suisse Group Parent Company financial information is prepared in accordance with Swiss Code of Obligation.

Condensed statement of income

Year ended December 31, in CHF m	2003	2002	2001

Interest income and income from securities	258	1,624	1,343
Income from investments in subsidiaries	1,590	1,820	3,141
Other income	313	335	555

Total income	2,161	3,779	5,039

Interest expenses	471	471	423
Compensation, benefits and directors' fees	59	105	115
Other expenses	228	134	182
Depreciation, write-offs and provisions	102	851	655
Tax expense/(benefit)	20	(2)	66

Total expenses	880	1,559	1,441

Net income	1,281	2,220	3,598

Condensed balance sheet

December 31, in CHF m	2003	2002

Assets
Cash and due from banks	2,231	2,639
Securities	1,183	1,260
Advances to subsidiaries	5,344	4,330
Investment in subsidiaries	34,108	34,297
Other assets	500	981

Total assets	43,366	43,507

Liabilities and shareholders' equity
Payable to third parties	606	257
Accrued expenses and other liabilities	717	1,410
Advances from subsidiaries	5,070	5,455
Long-term debt	2,800	3,400

Total liabilities	9,193	10,522

Share capital	1,195	1,190
Legal reserve	13,101	13,081
Reserve for own shares	1,950	1,950
Free reserves	14,540	14,540
Retained earnings, beginning balance	2,106	4
Net income	1,281	2,220

Total shareholders' equity	34,173	32,985

Total liabilities and shareholders' equity	43,366	43,507

Condensed statement of cash flow

Year ended December 31, in CHF m	2003	2002	2001

Cash flows from operating activities
Net income	1,281	2,220	3,598
Net adjustments to reconcile net income to net cash provided by/(used in) operating activities	422	81	(531)

Net cash provided by/(used in) operating activities	1,703	2,301	3,067

Cash flows from investing activities
Purchases of securities	(831)	(805)	(3,799)
Proceeds from sale of securities	543	3,814	4,469
(Increase)/decrease of investments in and advances to subsidiaries	(1,003)	(3,907)	(1,143)

Net cash provided by/(used in) investing activities	(1,291)	(898)	(473)

Cash flows from financing activities
Increase/(decrease) of advances from subsidiaries	(476)	840	848
Repayments of long-term debt	(250)	0	(500)
Proceeds from Mandatory Convertible Securities	0	1,250	0
Proceeds from issuances of common shares	25	28	175
Dividends paid/repayment out of share capital	(119)	(2,379)	(2,392)

Net cash provided by/(used in) financing activities	(820)	(261)	(1,869)

Net increase/(decrease) in cash and due from banks	(408)	1,142	725
Cash and due from banks at beginning of financial year	2,639	1,497	772

Cash and due from banks at end of financial year	2,231	2,639	1,497

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	22	53	31
Cash paid during the year for interests	498	483	429
Cash dividends received from subsidiaries	1,590	1,819	3,141

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Credit Suisse Group

Under date of April 26, 2004, we reported on the consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in the Company’s Annual Report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules I, III and IV, included in the Company’s Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 and 2 to the consolidated financial statements, in 2003 the Company changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation and in 2002 the Company changed its methods of accounting for goodwill and intangible assets. As discussed in Note 37 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Brendan R. Nelson /s/ Peter Hanimann

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, April 26, 2004

Schedule I

Summary of investments – other than investments in related parties from the insurance business

				Amount
				shown in the
December 31, 2003, in CHF m	Cost	1)	Fair value	balance sheet

Swiss Federal Government, cantonal or local governmental entities	11,012		11,332	11,450
Foreign governments	17,310		17,733	17,733
Corporate debt securities	42,719		43,435	43,452
Other	8,564		8,658	8,687

Debt securities	79,605		81,158	81,322

Public utilities	225		246	246
Banks, trust and insurance companies	3,672		3,924	3,924
Industrial, miscellaneous and all other	9,187		9,543	9,543

Equity securities	13,084		13,713	13,713

Mortgage loans on real estate	11,054			11,054
Real estate	9,367			8,388
Policy loans	629			629
Separate account investments	3,991			3,991
Other long-term investments	4,395			4,395
Short-term investments	5,646			5,646

Other investments	35,082			34,103

Total investments	127,771			129,138

1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums and discounts.

Schedule III

Supplementary insurance information

		Future policy
		benefits,		Other			Benefits,	Amortization
	Deferred	losses,		policy and			claims,	of deferred
	policy	claims and		claims		Net	losses and	policy	Other
	acquisition	loss	Unearned	benefits	Net premiums	investment	settlement	acquisition	operating	Net premiums
In CHF m	costs	expenses (net)	premiums (net)	payable	earned	income	expenses	costs	expenses	written

2003
Life	2,387	98,053	17	6,372	11,404	5,632	(12,888)	(626)	(1,042)	11,411
Non-Life	802	17,947	2,615	1,727	10,419	921	(7,494)	(1,611)	(1,212)	10,541

Total	3,189	116,000	2,632	8,099	21,823	6,553	(20,382)	(2,237)	(2,254)	21,952

2002
Life	2,166	88,577	15	5,550	12,192	411	(9,642)	(353)	(1,315)	12,235
Non-Life	2,613	20,799	6,404	1,335	10,115	(301)	(7,333)	(2,575)	(1,338)	10,335

Total	4,779	109,376	6,419	6,885	22,307	110	(16,975)	(2,928)	(2,653)	22,570

2001
Life	2,206	88,117	13	7,963	11,506	2,971	(8,677)	(282)	(1,286)	11,522
Non-Life	1,568	20,308	6,009	1,501	10,653	1,348	(7,899)	(2,360)	(1,512)	11,170

Total	3,774	108,425	6,022	9,464	22,159	4,319	(16,576)	(2,642)	(2,798)	22,692

Schedule IV

Reinsurance

					Amount
					assumed
	Gross	Ceded to	Assumed from		to net
Year ended December 31, in CHF m	amount	other companies	other companies	Net amount	in %

2003
Life insurance in force	333,748	–	–	–
Premiums
Life	11,416	(83)	71	11,404	0.6%
Non-Life	10,735	(445)	129	10,419	1.2%

Total	22,151	(528)	200	21,823	0.9%

2002
Life insurance in force	342,967	–	–	–
Premiums
Life	12,023	(34)	203	12,192	1.7%
Non-Life	10,286	(344)	173	10,115	1.7%

Total	22,309	(378)	376	22,307	1.7%

2001
Life insurance in force	351,726	–	–	–
Premiums
Life	11,506	(208)	208	11,506	1.8%
Non-Life	11,292	(904)	265	10,653	2.5%

Total	22,798	(1,112)	473	22,159	2.1%