Form 20-F
period 2004-12-31
CREDIT SUISSE GROUP
filed 2005-03-30
CIK 1159510

As filed with the Securities and Exchange Commission on March 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

(Commission file number 001-15244)

Credit Suisse Group

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Canton of Zurich, Switzerland

(Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Shares with a par value of CHF 0.50	**New York Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004:

1,110,819,481 shares, par value CHF 0.50 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

Table of contents

Table of contents
Supplemental information 2004
Definitions
Sources
Accounting basis and reporting currency
Cautionary statement regarding forward-looking information
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS N/A
ITEM 2: OFFER, STATISTICS AND EXPECTED TIMETABLE N/A
Item 3: KEY INFORMATION
Selected financial data
Exchange rate information
Risk factors
Market risk
Credit risk
Cross border and foreign exchange risk
Insurance underwriting risk
Liquidity risk
Operational risk
Legal and regulatory risks
Competition
Acquisition risk
Integration risk
Item 4: INFORMATION ON THE COMPANY
Credit Suisse Group
Credit Suisse
Credit Suisse First Boston
Winterthur
Regulation and supervision
Overview
Banking
Investment Banking and Asset Management
Insurance
Corporate Governance and Investor Protection
Property and equipment
Additional information
Item 5: OPERATING AND FINANCIAL REVIEW
Critical Accounting Policies
Fair value
Provisions from the insurance business
Contingencies and loss provisions
Goodwill impairments
INCOME TAXES
Pension plans
Off-Balance Sheet Arrangements
Guarantees
Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities
Variable Interest Entities
Contractual obligations and other commercial commitments
Derivatives
FREESTANDING DERIVATIVES
RISK MANAGEMENT
OVER-THE-COUNTER DERIVATIVES
Related Party Transactions
Recently Issued Accounting Standards
Liquidity and Capital Resources
Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity
Credit Suisse First Boston Legal Entity
Credit Suisse Legal Entity
“Winterthur” Swiss Insurance Company
Information Required by Industry Guide 3
Selected statistical information
Information Required by Industry Guide 6
Selected statistical information regarding the insurance business
Provisions for unpaid losses and loss adjustment expenses from the Insurance business
Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Item 8: Financial information
Consolidated financial statements
Legal proceedings
World War II settlement
South Africa LITIGATION
Litigation Relating to IPO Allocation/Research-related Practices
Enron-related litigation and inquiries
NCFE-related Litigation
UK Insurance Litigation
Adelphia Communications Corporation Litigation
Mutual Fund Investigation
indemnification claim relating to sale of pershing
Dividend policy
Item 9: THE OFFER AND LISTING
Listing details
Trading in our own shares
Item 10: ADDITIONAL INFORMATION
Articles of Association
Registration and business purpose
Directors
Dividends
Pre-emptive subscription rights
Repurchase of shares
Notices
Liquidation and merger
Disclosure of principal shareholders
Material contracts
Exchange controls
Indemnification
American Depositary Shares
Taxation
Swiss taxation
United States federal income tax
Item 11: QUANTITATIVE DISCLOSURE ABOUT MARKET RISK
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
Disclosure Controls and Procedures
Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Item 16B: CODE OF ETHICS
Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Item 18: CONSOLIDATED FINANCIAL STATEMENTS
Item 19: Exhibits
Signatures
Consent of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Credit Suisse Group, Zurich
Annual Certification Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Credit Suisse Group, Zurich
Schedule I
Schedule III
Schedule IV
Annual Report 2004
TOGETHER
Dear shareholders
Dear shareholders
Information on the company
Credit Suisse Group
Overview
Acquisitions and Divestitures
Outsourcing of services
Strategy
Company history and legal structure
Credit Suisse
Overview
Strategy
Private Banking
Corporate & Retail Banking
Credit Suisse First Boston
Overview
Strategy
Institutional Securities
Wealth & Asset Management
Winterthur
Overview
Strategy
Life & Pensions
Non-Life
Operating anD financial review
Overview
Factors affecting results of operations
Credit Suisse Group structure
Credit Suisse Group management
Summary of Group results
Summary of segment results
Credit Suisse Group
Credit Suisse
Private Banking
Corporate & Retail Banking
Credit Suisse First Boston
Institutional Securities
Wealth & Asset Management
Winterthur
Life & Pensions
Non-Life
Investments for Life & Pensions and Non-Life
Corporate Center
Risk management
Overview
Economic Risk Capital
Market risk
Credit risk for the banking businesses
Insurance risk
Business risk
Liquidity and funding risk
Operational risk
How Credit Suisse Group measures market risk
Financial Information
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
1 Summary of significant accounting policies
Principles of consolidation
Foreign currency translation
Cash and cash equivalents
Reverse repurchase and repurchase agreements
Securities lending and borrowing (SLB) transactions
Trading assets and liabilities
Investment securities
Other investments
Loans
Real estate, premises and equipment
Goodwill and other intangible assets
Present value of future profits
Recognition of impairment losses on tangible fixed assets and other intangible assets
Income taxes
Assets and liabilities held for separate accounts
Other assets
Provisions from the insurance businesses
Reinsurance
Other liabilities
Share-based compensation
Own shares and own bonds
Commissions and fees
NET Insurance premiums earned
other revenues
2 Recently issued accounting standards
Recently adopted standards
Standards to be adopted in future periods
3 Business developments and subsequent events
Divestitures
Acquisitions
Subsequent events
4 Discontinued operations
5 Segment information
Overview
Segment reporting
Segment reporting by geographic location
6 Interest and dividend income and interest expense
7 Trading activities
8 Noninterest revenues and expenses
9 Insurance premiums, claims and related reinsurance
Reinsurance
Life & PenSIONS reinsurance
Non-life reinsurance
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
Mandatory convertible securities
27 Other liabilities
Liabilities due to own pension funds
28 Restructuring liabilities
29 Accumulated other comprehensive income
30 Earnings per share
31 Income taxes
32 Employee share-based compensation and other benefits
Share-based compensation
Other benefits
33 Compensation to and equity holdings of members of the Board of Directors and the most senior executive body
COMPENSATION TO AND EQUITY HOLDINGS OF MEMBERS OF THE BOARD OF DIRECTORS
Compensation to and equity holdings of members of the most senior executive body
34 Pension and other post-retirement benefits
Swiss pension plans
International pension plans
OTHer Post-retirement DEFINED benefit PLANS
Defined benefit PENSION and other post-retirement DEFINED benefit plans
Assumptions
Plan assets and investment strategy
Estimated future benefit payments for defined benefit PENSION and other post-retirement defined benefit plans
Defined Contribution PENSION Plans
35 Related party transactions
36 Derivatives and hedging activities
Trading activities
Economic hedges
Fair value hedges
Cash flow hedges
Net investment hedges
37 Guarantees and commitments
Guarantees
LEASE COMMITMENTS
Other commitments
38 Securitization activity
39 Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
40 Concentrations of credit risk
41 Fair value of financial instruments
42 Assets pledged or assigned
43 Capital adequacy
Banking businesses
Broker-dealer operations
Insurance businesses
Dividend restrictions
44 Assets under management
45 Litigation
46 Foreign currency translation rates
47 Significant subsidiaries and associates
Significant subsidiaries
Significant ASSOCIATES
48 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Scope of consolidation
Discontinued operations
Real estate held for investment
Investment in securities
Trading positions
Investments in precious metals
Bifurcation of precious metal loans
Intangible assets, including goodwill
Pensions and Post-Retirements Benefits
Reserves for general banking risks
49 Credit Suisse Group, Parent Company
Condensed statement of income
Condensed balance sheet
Condensed statement of cash flow
Report of the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase
Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich
Corporate governance
Introduction
Company
Major shareholders
Capital structure
Board of Directors of Credit Suisse Group
Membership and qualifications
Independence
Meetings
Board responsibilities
Board Committees
Members of the Board of Directors and the Committees
Change in the Board of Directors
Honorary Chairman of Credit Suisse Group
Secretaries of the Board of Directors
Proposed Members of the Board of Directors
Management
Group Executive Board Committee
Executive Board of Credit Suisse Group
Group Executive Board
Changes in Management Structure
Department Heads at the Credit Suisse Group Corporate Center
Executive Boards of the business units
Executive Board of Credit Suisse
Executive Board of Credit Suisse First Boston
Executive Board of Winterthur Group
Advisory Board of Credit Suisse Group
Compensation
Core compensation principles
Compensation elements
Metrics
Shareholders
Voting rights, transfer of shares
Annual General Meeting
Changes of control and defense measures
Duty to make an offer
Clauses on changes of control
Internal and External Auditors
Internal Audit
External Auditors
Employees
Information policy
Main Offices
Enquiries
Impressum

Supplemental information 2004

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

Our consolidated financial statements are denominated in Swiss francs, or CHF. For your convenience, we have translated certain amounts referred to in this Form 20-F from Swiss francs into US dollars, or USD, at the rate of CHF 1.00 = USD 0.8763, which was the noon buying rate for Swiss francs on December 31, 2004, in New York City as certified by the Federal Reserve Bank of New York. You should not construe this convenience translation as a representation that the Swiss franc amounts actually denote the corresponding US dollar amounts or could be converted into US dollars at the indicated rate. The assumed rate also differs from the rates used in the preparation of the financial position of the Group as of December 31, 2004 and 2003, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2004.

Cautionary statement regarding forward-looking information

This Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;

– Our future economic performance or prospects;

– The potential effect on our future performance of certain contingencies; and

– Assumptions underlying any such statements.

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– Market and interest rate fluctuations;

– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

– The ability of counterparties to meet their obligations to us;

– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

– Political and social developments, including war, civil unrest or terrorist activity;

– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

– The ability to maintain sufficient liquidity and access capital markets;

– Operational factors such as systems failure, human error, or the failure properly to implement procedures;

– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– The effects of changes in laws, regulations or accounting policies or practices;

– Competition in geographic and business areas in which we conduct our operations;

– The ability to retain and recruit qualified personnel;

– The ability to maintain our reputation and promote our brands;

– The ability to increase market share and control expenses;

– Technological changes;

– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– Acquisitions, including the ability to integrate successfully acquired businesses;

– The adverse resolution of litigation and other contingencies; and

– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in Item 3 – Key Information – Risk factors.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS N/A

ITEM 2: OFFER, STATISTICS AND EXPECTED TIMETABLE N/A

Item 3: KEY INFORMATION

Selected financial data

Credit Suisse Group is a global financial services company domiciled in Switzerland. It provides private clients and small and medium-sized companies with private banking and financial advisory serves, and pension and insurance solutions from Winterthur. In the area of global investment banking, financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services are provided to global institutional, corporate, government and high net-worth clients.

On June 24, 2004, Credit Suisse Group announced the sharpening of its strategic focus and the realignment of its management structure. Effective July 13, 2004, Credit Suisse Group has been structured along the existing six reporting segments: Private Banking and Corporate & Retail Banking under the business unit. Credit Suisse; Institutional Securities and Wealth & Asset Management under the business unit Credit Suisse First Boston; and Life & Pensions and Non-Life under the business unit Winterthur. This Form 20-F has been prepared on the basis of the structure in place for the year ended December 31, 2004. For further information, refer to Item 4 – Information on the Company.

On December 7, 2004 Credit Suisse Group held an investor day at which it announced its plans to create a fully integrated bank by the end of 2006, combining the current business units Credit Suisse and Credit Suisse First Boston to better address client needs in a rapidly changing market environment, as well as to make more efficient use of its resources.. Activities geared towards the needs of private clients and those targeting corporate and investment banking clients will be bundled in two distinct lines of business, Private Client Services and Corporate & Investment Banking. A third business line will comprise Credit Suisse Group’s asset management services, reflecting the Group’s core strength and one of the key elements in its generation of value for clients across all its businesses. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs, enabling increased revenues and cost savings. The first step in the integration is the merger of the two legal bank entities in Switzerland, which is scheduled for the second quarter, but remains subject to final internal and regulatory approvals.

The following table shows the Group's condensed consolidated statements of income for the five most recent years:
in CHF m, except where indicated	2004		2003	2002	2001	2000

Net revenues	54,014		51,353	47,245	60,035	62,286

Total benefits, claims and credit losses	21,089		23,401	22,013	23,353	23,044
Total operating expenses	24,623		26,141	29,466	37,550	32,881

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	8,302		1,811	(4,234)	(868)	6,361

Income tax expenses/(benefit)	1,441		(3)	(114)	(206)	1,496
Minority interests, net of tax, (including dividends on preferred securities)	1,127		102	(60)	242	318

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734		1,712	(4,060)	(904)	4,547

Income/(loss) from discontinued operations, net of tax	(100)		(383)	(466)	122	67
Extraordinary items, net of tax	0		7	18	0	31
Cumulative effect of accounting changes, net of tax	(6)		(566)	60	123	1

Net income/(loss)	5,628		770	(4,448)	(659)	4,646

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.90		1.45	(3.52)	(0.80)	4.32
Net income/(loss)	4.80		0.64	(3.85)	(0.58)	4.42

Dividends/repayment of capital	1.50	1)	0.50	0.10	2.00	2.00

Return on assets	0.5%		0.1%	(0.4%)	(0.1%)	0.6%
Return on equity	15.9%		2.2%	(11.4%)	(1.4%)	-
Dividend payout ratio	31.3%		n/a	(2.6%)	n/a	-
Equity to asset ratio in %	3.3%		3.4%	3.3%	3.9%	-

1) Proposal of the Board of Directors to the Annual General Meeting on April 29, 2005.

The following table shows selected information of the Group for the five most recent years:
in CHF m, except where indicated	2004	2003	2002	2001		2000

Assets under management in bn	1,220.7	1,181.1	1,138.6	1,430.6	1)	1,392.0	1)

Consolidated balance sheet in m
Total assets	1,089,485	1,004,308	1,027,158	1,135,109		1,057,556
Common shares	607	1,195	1,190	3,590		6,009
Total shareholders' equity	36,273	33,991	34,178	44,061		49,104

Consolidated BIS capital ratios 2)
Risk-weighted assets in m	199,249	190,761	196,486	222,874		239,465
Tier 1 ratio in %	12.3	11.7	9.0	9.5		11.3
Total capital ratio in %	16.6	17.4	14.4	15.7		18.2

Number of employees (full-time equivalents)	60,532	60,477	78,457	80,161		80,538

Number of shares outstanding	1,110,819,481	1,130,362,948	1,116,058,305	1,120,723,235		1,103,882,156

1) Not adjusted to reflect the current presentation.
2) All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator. Previous year comparative numbers have been adjusted accordingly, excluding the year 2000.

Exchange rate information

The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	Period end	Average	1)	High	Low

2000	0.6172	0.5912		0.6441	0.5479
2001	0.6025	0.5910		0.6331	0.5495
2002	0.7229	0.6481		0.7229	0.5817
2003	0.8078	0.7484		0.8078	0.7052
2004	0.8763	0.8082		0.8820	0.7575

1) The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

March 2005 (through March, 18)	0.869490	0.848392
February 2005	0.863185	0.818197
January 2005	0.872144	0.836120
December 2004	0.881990	0.861104
November 2004	0.878040	0.828157
October 2004	0.835981	0.789702
September 2004	0.801860	0.785608

Risk factors

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

Market risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility

We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. At December 31, 2004, our trading portfolios represented approximately 32% of our total assets and approximately 14% of our total liabilities. For further information on market risk exposures in those portfolios, refer to the section Risk Management – Market risk – Trading portfolios and – Non-trading portfolios. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products.

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

Adverse market or economic conditions may cause a decrease in net revenues

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Market and economic conditions continued to improve in 2004. Geopolitical uncertainties continued in 2004 but overall market conditions improved and the economy continued to recover. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of high oil prices, interest rates and the risk of geopolitical events will continue to create a difficult market environment.

Certain of our businesses, particularly structured and credit products and the high-yield and fixed income businesses, have benefited in recent years from low or declining interest rates, lower valuations and declining volatility affecting the equity markets. Increasing or higher interest rates could have an adverse effect on the results of those businesses.

We face a number of risks with respect to adverse future market or economic conditions. Financial markets in Europe, the US and elsewhere may decline further or experience increased volatility, which could lead to a decline in merger and acquisition activity and capital markets transactions. Our net revenues would likely decline in those circumstances, and, if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, adverse market or economic conditions could negatively affect our banking and insurance businesses and the estimates and assumptions used to determine the fair value of our reporting segments. In 2004 we recorded no goodwill impairment charges, but in 2003, we recorded material goodwill impairment charges, and we may record additional goodwill impairment charges in the future. Furthermore, future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

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

Investment banking business

Market and economic conditions continued to improve in 2004, with increased equity underwriting volumes and mergers and acquisitions and with fixed income markets generally remained favorable. Future economic weakness and market declines could, however, have a negative impact on the results of operations and financial condition of our investment banking business. In particular, adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees, which are directly related to the number and size of the transactions in which we participate. In addition, market declines in Europe, the US and elsewhere would likely lead to a decline in the volume of securities trades that we execute for customers and, therefore, continue to have an adverse effect on the net revenues we receive from commissions and spreads.

Private equity business

Adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak initial public offering markets. In certain circumstances, depending on the size of the investment, the nature of the company’s problems or other factors, we may become involved in disputes or legal proceedings relating to the investment, and our reputation or our ability to sponsor private equity investment funds in the future could be adversely affected.

Insurance businesses

Although the insurance businesses have reduced the equity exposure of their investment portfolios, movements in the debt, equity and foreign exchange markets could adversely affect the results of operations and financial condition of those businesses. In particular, adverse market or economic conditions could result in customers reducing their rate of investment, investing in different types of instruments or ceasing to invest altogether, which would adversely affect the sales of insurance products such as unit-linked life insurance and individual pension products. In addition, because for certain types of life and pension products, we charge a fee based on the market value of the assets managed, a market downturn that reduces the value of those assets would reduce the amount of fee income we earn.

We may incur significant losses in the real estate sector

Our banking and investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations and financial condition.

Our revenues may decline in line with declines in certain sectors

Decreasing economic growth has reduced the net revenues of our investment banking business. In the past we have made, and in the future we may make, significant commitments to providing investment banking advisory and underwriting services to companies in certain sectors such as technology and telecommunications. Decreasing economic growth generally with respect to these and other sectors could negatively affect net revenues of our investment banking business in the future.

Holding large and concentrated positions may expose us to large losses

Concentrations of risk could increase losses at our private banking, banking, insurance and investment banking businesses. These businesses have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Our net loan exposure amounted to CHF 184.4 billion, or 16.9%, of total assets and to CHF 177.2 billion, or 17.6%, of total assets, respectively, as of December 31, 2004 and 2003. Our three largest industry concentrations were: financial services, real estate companies and manufacturing, which represented, 11.1%, 9.3% and 4.8%, respectively, of total gross loans at December 31, 2004. A downturn in any of these sectors in the past has had, and in the future may have, an adverse effect on our results of operations and financial condition. For information relating to our loans by economic sector, refer to Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 3 – Selected statistical information – Banking loan portfolio.

Furthermore, risk concentrations could also expose our investment banking business to increased losses from other activities, such as arbitrage, market-making, block and proprietary trading, private equity and underwriting. The trend in all major capital markets is toward larger and more frequent commitments of capital. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular sector, country or region, thereby increasing our related risk of loss due to our sizeable securities holdings.

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

Insurance businesses

Most of the life products that our insurance businesses offer provide for payment at guaranteed rates of interest. Accordingly, these products expose our insurance businesses to interest rate risk related to market prices and variability in cash flows associated with changes in market interest rates. Interest rate volatility could expose us to disintermediation risk and a reduction in net interest rate spread, adversely impacting our results. Although the introduction of a new employee benefit business model for Swiss group pension plans has substantially reduced the interest rate risks inherent in the Swiss group life business, further changes to that model may be required, some of which could have the effect of again increasing our exposure to interest rate related risks.

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

Our hedging strategies may not prevent losses

If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge that position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk in the future. Unexpected market developments may also affect our hedging strategies. In addition, the manner in which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in our reported earnings.

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

Credit risk

We may suffer significant losses from our credit exposures

Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. These exposures may arise, for example, from:

– A decline in the financial condition of the counterparty;

– A decrease in the value of securities of third parties held by us as collateral;

– Entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;

– Extending credit to our clients through loans or other arrangements;

– Executing trades that fail to settle at the required time due to systems failure or non-delivery by the counterparty; and

– Economic and political conditions beyond our control.

Banking businesses

Our banking businesses establish provisions for loan losses, which are reflected in the provision for credit losses on our income statement, in order to maintain our allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. For further information on potential problem loans, refer to the section Risk Management – Credit risk for the banking businesses in the Annual Report 2004. Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. Refer to Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Contingencies and Loss Provisions. Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

Investment banking business

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. An increase in our investment bank’s provisions for credit losses, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations and financial condition.
Insurance businesses

We transfer a portion of our exposure to insurance risks through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. When we obtain reinsurance, we are not discharged from our legal duty to pay claims on reinsured policies. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations and financial condition. For further information relating to our reinsurance arrangements, refer to the section Risk Management – Insurance risk – Risk structure in the insurance business in the Annual Report 2004.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically

The credit environment in 2004 improved from that in 2003. However, we continue to have significant exposures to the credit quality of counterparties with which we conduct business. Recently, the credit environment has also been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

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

We may not have sufficient collateral to fully cover our exposure to potential credit losses

In cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral. For an analysis of our loan portfolio by collateral amount, refer to the section Risk Management – Credit Risk for the banking businesses in the Annual Report 2004.

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

We may face significant losses in emerging markets

As a global financial services company, we are exposed to economic instability in emerging market countries. We have adopted a lower risk profile for our emerging market operations. Our strategy includes improved risk monitoring, greater diversity in the sectors in which we invest and greater emphasis on customer driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations and financial condition

We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our insurance, investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations and financial condition. For information on foreign currency translation rates, refer to note 46 of the Notes to the consolidated financial statements.

Insurance underwriting risk

Underwriting risk represents the exposure to loss resulting when actual policy experience differs from the assumptions made in product pricing associated with mortality, morbidity, surrender rates and expenses on life insurance products and claim frequency and severity on non-life insurance products. Earnings in our insurance businesses depend significantly on the assumptions made in pricing insurance products and establishing the liabilities for future benefits and claims to be paid. For information relating to insurance underwriting risk, refer to the section Risk Management – Insurance Risk in the Annual Report 2004.

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

For information relating to our non-life insurance liabilities, refer to Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 6 – Selected statistical information regarding the insurance business – Provisions for unpaid losses and loss adjustment expenses from the Insurance business. To the extent that actual claims experience is less favorable than our underlying assumptions used in establishing such liabilities, we would be required to increase our liabilities, which could have a material adverse impact on our results of operations and financial condition.

Liquidity risk

Our liquidity could be impaired if we could not access the capital markets or sell our assets

Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to raise money in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Such an inability could result from factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the financial services industry generally. Lenders could, however, develop a negative perception of our particular long-term or short-term financial prospects if:

– We incurred large trading or loan losses, or unexpected large insurance claims;

– A continuing market downturn caused the level of our business activity to decrease;

– Regulatory authorities took significant action against us; or

– We discovered serious employee misconduct or illegal activity.

If we were unable to borrow in the debt capital markets, or access the secured lending markets, we would need to liquidate assets, such as the readily marketable debt securities and other securities and investments held in our investment and trading portfolios, to meet our maturing liabilities. Certain market environments such as a market downturn, volatility or uncertainty could, however, adversely affect our ability to liquidate those assets. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our banking businesses may face asset liability mismatches

Our banking businesses meet most of their funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets has medium- or long-term maturities, creating a potential for funding mismatches. For further information relating to the assets and liabilities of our banking businesses, refer to Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 3 – Selected statistical information regarding the banking business – Investments portfolio, – Deposits and – Short-term borrowings. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected, which could require us to use other methods to fund our obligations, such as raising money in the capital markets or through secured borrowings or asset sales. If other funding sources were not available to us at this time, we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise.

Our insurance businesses may face liquidity problems

Our insurance businesses could experience liquidity difficulties in certain circumstances. These operations’ short-term cash needs consist primarily of paying claims, as well as day-to-day operating expenses. Those needs are met through cash receipts from operations, and through the sale of liquid investment assets, which is generally possible absent a market environment where the sale of otherwise liquid assets is difficult or impossible. In the case of catastrophe losses, however, we may need to sell substantially more assets than planned, which may cause us to realize a loss on those investments. In addition, our insurance businesses face a risk of asset and liability mismatches arising from our investment activities. We accumulate assets because premiums are paid earlier than claims are settled. These funds must be invested in a manner that allows cash outflows at the appropriate time to meet liabilities, or it could affect our results of operations and financial condition. For information relating to the investments of our insurance businesses, refer to Item 5 – Operating and Financial Review and Prospects – Information Required by Industry Guide 6 –Selected statistical information regarding the insurance business.

Changes in our ratings may adversely affect our business and financial condition

Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs and limit our access to capital markets. Ratings are assigned by rating agencies, which may reduce or indicate their intention to reduce the ratings at any time. The rating agencies could also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. For more information relating to our credit ratings and the credit ratings of our principal banks and insurance company, refer to Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources. Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

Operational risk

We are exposed to a wide variety of operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, our businesses face a wide variety of operational risks. We face risks arising from organizational factors such as change of management and other personnel, data flow, communication, coordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers’ facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively impacted. Any such events could have an adverse effect on our results of operation and financial condition.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies such as those on loans, selling of insurance, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and employee misconduct may occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

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

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For further information, refer to Item 5 – Operating and Financial Review and Prospects – Critical accounting policies and Item 8 – Financial Information – Legal proceedings.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the US and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. In addition, the SEC and other federal and state regulators are increasingly scrutinizing complex, structured finance transactions and have brought enforcement actions against a number of financial institutions in connection with such transactions. In some of those actions, clients of the financial institutions are alleged to have engaged in accounting, disclosure or other violations of securities laws, and the financial institutions are alleged to have facilitated these improprieties by entering into transactions with the clients. While we have policies and procedures intended to ensure that all transactions, including structured transactions, into which we enter comply with applicable laws and regulations, it is possible that certain of these transactions could give rise to litigation or enforcement actions. Such proceedings could also result in serious reputational harm. US authorities and authorities in other jurisdictions have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, refer to Item 4 – Information on the Company – Regulation and supervision.

In recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. For example, in 2001, the US Congress enacted the USA Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government’s powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the USA Patriot Act involve new compliance obligations. Final regulations pursuant to the USA Patriot Act have not been adopted in all of these areas. In another example, in 2002 the US Congress adopted the Sarbanes-Oxley Act, which imposed a number of obligations on companies, including banks, subject to reporting obligations in the US. More recently, in 2003 and 2004, the SEC has adopted a number of rules concerning mutual funds and asset management, and the US Congress is currently considering legislation with respect to the activities of mutual funds. In addition, from 2002 to 2004, the EU adopted a number of directives under the Financial Services Action Plan that are designed to increase internal market integration and harmonization. These directives include the Market Abuse Directive, the Prospectus Directive, the Transparency Obligations Directive and the Investment Services Directive. Furthermore, Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing as well as tax evasion. For a more complete description of certain of these regulations, refer to Item 4 – Information on the Company – Regulation and supervision. Similar or more severe measures may be adopted in the future.

In addition, Switzerland and the Swiss banking industry have in the past come under criticism for their laws and guidelines protecting the privacy of the customer, and such criticism may continue in the future.

We are exposed to risk of loss from legal and regulatory proceedings

The Group and its subsidiaries, in particular Credit Suisse First Boston, are subject to a number of legal proceedings, regulatory actions and investigations, including World War II settlements, research analyst practices and certain initial public offering, or IPO, allocation practices, mutual fund investigations, and particular companies to which we have rendered services. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to Item 8 – Financial Information – Legal proceedings.

Changes in our regulatory regime may affect our results of operations and capital requirements

Changes in laws, rules or regulations affecting the private banking, banking, insurance, investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. In June 2004, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, approved significant changes to existing international capital adequacy standards and endorsed the publication of “International Convergence of Capital Measurement and Capital Standards, a revised Framework,” the new capital adequacy framework commonly referred to as Basel II. However, certain aspects of these standards may potentially be refined in the course of 2005. Participating countries are currently in the process of modifying their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be enacted through national legislations, or the effect that they would have on us or on our subsidiaries’ capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the Swiss Federal Banking Commission, or SFBC, formally announced that it intends to implement the new standards swiftly but subject to a “Swiss finish”. Furthermore, the SFBC has indicated that it intends to implement the new standards for all Swiss banks. Therefore, in addition to the Credit Suisse and Credit Suisse First Boston legal entities, our private and retail banking subsidiaries may be required to comply with the new standards. Moreover, based on announcements from the SFBC, we currently expect that the Credit Suisse and Credit Suisse First Boston legal entities will be required to implement the SFBC’s new standards no later than year-end 2007.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quote). On December 17, 2004 the Swiss Federal Parliament passed sweeping amendments to the Insurance Supervisory Act which, among other things, will take over the legal quote concept from and replace the Life Insurance Act and the Life Insurance Ordinance; the exact date for the entry into force of these amendments has not yet been determined but is expected to be in the second half of 2005. These new rules on the legal quote impact the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group. In addition to the ongoing allocation to policyholders in respect of this business, provisions reflecting this legislation were recorded in 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

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

Competition

We face increased competition due to consolidation and new entrants

We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European and US financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from insurance, loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market, which may not be subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. Furthermore, US federal financial reform legislation has significantly expanded the activities permissible for financial services firms in the US. This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition.

Our competitive position could be harmed if our reputation is damaged

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our products and services. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. In the US, the SEC and state regulators have increased their review of potential conflicts of interest. Our reputation could in the future be damaged by, among other things, employee misconduct, a decline in or a restatement of or other corrections to our financial results, adverse legal or regulatory action or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

We must recruit and retain highly skilled employees

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with companies outside the financial services industry. Such competition with non-financial services companies in particular is intensifying due to the fact that average compensation within our industry is decreasing, reflecting the current economic environment. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

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

Item 4: INFORMATION ON THE COMPANY

Credit Suisse Group

Information related to the description of the business of Credit Suisse Group is set forth under the caption Information on the Company in the Annual Report 2004 on pages 10 to 13 and such information is incorporated herein by reference.

Credit Suisse

Information related to the description of the business of Credit Suisse is set forth under the caption Information on the Company in the Annual Report 2004 on pages 14 to 20 and such information is incorporated herein by reference.

Credit Suisse First Boston

Information related to the description of the business of Credit Suisse First Boston is set forth under the caption Information on the Company in the Annual Report 2004 on pages 21 to 28 and such information is incorporated herein by reference.

Winterthur

Information related to the description of the business of Winterthur is set forth under the caption Information on the Company in the Annual Report 2004 on pages 29 to 36 and such information is incorporated herein by reference.

Regulation and supervision

Overview

The Group’s operations throughout the world are regulated and supervised, as applicable, by authorities in each of the jurisdictions in which the Group has offices, branches and subsidiaries. Central banks and other bank regulators, insurance regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee the Group’s banking, insurance, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which the Group operates will determine to some degree the Group’s ability to expand into new markets, the services and products that the Group will be able to offer in those markets and how the Group structures specific operations. For example, a number of countries in which the Group operates impose limitations on foreign or foreign-owned financial services companies including:

– Restrictions on the opening of local offices, branches or subsidiaries and restrictions on the types of banking and non-banking activities that may be conducted by these local offices, branches or subsidiaries;

– Restrictions on the acquisition of local banks or restrictions requiring a specific percentage of local ownership;

– Restrictions on investment and other financial flows entering or leaving the country; and

– Restrictions on types of services offered and level of participation in certain market segments.

From January 1, 2004 to July 13, 2004, the Group’s structure was based on several legal entities comprising two business units: Credit Suisse Financial Services and Credit Suisse First Boston; from July 14, 2004, the Group’s structure has comprised three business units – Credit Suisse, Credit Suisse First Boston and Winterthur – based on those same legal entities. These business units contain separate operating segments. The Group’s legal entities include two principal Swiss banks, Credit Suisse and Credit Suisse First Boston, and their respective subsidiaries, and a Swiss insurance company, “Winterthur” Swiss Insurance Company and its subsidiaries. The Credit Suisse legal entity encompasses the Private Banking and Corporate & Retail Banking segments. The Credit Suisse First Boston legal entity consists of the Institutional Securities and Wealth & Asset Management segments. Winterthur is comprised of the Life & Pensions and Non-Life segments. In general, the Group is subject to regulation at the legal entity, rather than the business unit or operating segment level.

On December 7, 2004, the Group announced its intention to merge the Group’s two Swiss banks, Credit Suisse and Credit Suisse First Boston. The merger will create a single legal entity encompassing the combined operations of both Swiss banks. For a more complete description, refer to the section Information on the Company in the Annual Report 2004.

Central banks and other bank regulators, financial services agencies and self-regulatory organizations are responsible for the regulation and supervision of the Group’s banking businesses in each of the jurisdictions in which the Group operates. These authorities impose a wide variety of requirements, including those relating to:

– Reporting obligations;

– Reserves;

– Capital adequacy;

– Depositor protection;

– Prudential supervision;

– Risk concentration;

– Prevention and detection of money laundering and terrorist financing; and

– Liquidity requirements.

The Group’s investment banking business is also subject to oversight by securities authorities and exchanges, financial services agencies and self-regulatory organizations in various jurisdictions, including regulation as broker-dealers under applicable securities laws. Regulations affecting this business include, among others, those relating to:

– Capital requirements;

– Limitations on extensions of credit;

– Customer sales practice rules;

– Prevention and detection of money laundering and terrorist financing;

– Research analyst independence; and

– Trading rules.

In addition, the Group’s asset management and advisory businesses are generally regulated under the banking and securities laws of the United States, Switzerland and other jurisdictions in which the Group maintains a presence or provides access to its services.

Some of the more important regulatory requirements affecting the Group’s insurance businesses in various jurisdictions include:

– Maintenance of minimum solvency margins;

– Restrictions on the type of business that insurance companies can undertake;

– Restrictions on the types of assets and investments that can be used to support the insurance operations;

– Limits in some countries on premium rates and commission rates that can be charged to customers;

– Guaranteed rates of return for certain lines of insurance;

– Control of actuarial and claim reserves of the regulated insurer; and

– Allocation of profits to policyholders on participating life policies.

In addition, some of the principal jurisdictions in which the Group has insurance operations have change of control requirements that may deter, delay or prevent certain transactions affecting the control of the ownership of the Group’s insurance businesses.

The regulatory structure that applies to the Group’s operations in certain key countries is discussed more fully below.

Banking

Switzerland

The Credit Suisse Group legal entity is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and its Implementing Ordinance of May 17, 1972, as amended, or the Implementing Ordinance. However, the SFBC issued a decree, or the Decree, in August 2003 – replacing an earlier decree from 1998 – pursuant to which the SFBC supervises, in its capacity as global lead regulator, the Credit Suisse Group legal entity on a consolidated basis. The Group is required to comply with certain of Switzerland’s requirements for banks, including, among other things, with respect to capital adequacy, solvency and risk concentration on a consolidated basis, subject to specific stipulations required by the SFBC. The Group is also subject to certain of the reporting obligations of Swiss banks. Furthermore, the Group’s banks in Switzerland, including the Credit Suisse and Credit Suisse First Boston legal entities as well as the Group’s private and retail banking subsidiaries, are each regulated by the SFBC on a legal entity basis and, if applicable, on a consolidated basis.

The Group’s banks in Switzerland operate under banking licenses granted by the SFBC pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting and filing requirements and, from January 20, 2005, banks must also comply with minimum reserve requirements of the Swiss National Bank, or the National Bank. In addition, banks and securities dealers must file an annual financial statement and detailed monthly interim balance sheets with the National Bank and the SFBC.

In January 2003, the SFBC issued an anti-money laundering ordinance, which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that are deemed to entail higher legal or reputational risks. This ordinance took effect on July 1, 2003 and replaces earlier SFBC anti-money laundering guidelines. In addition, also as of July 1, 2003, the Swiss Bankers’ Association, or SBA, a self-regulatory organization, issued a revised Code of Conduct with regard to the exercise of due diligence that applies to business relationships of banks in general. In aggregate, these provisions, which also aim to prevent the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with customers, including a duty to identify the business partner and to establish the identity of the beneficial owner of funds and assets and, in transacting business with customers or correspondent banks, special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze funds and assets and to notify the Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons. This ordinance follows a series of anti-money laundering measures implemented in Switzerland since 1977: As a member of the Financial Action Task Force on Money Laundering, or FATF, from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the SFBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the SBA with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector of April 1, 1998. Moreover, on October 1, 2003, Switzerland introduced, through amendments to its penal code, criminal liability for legal entities in addition to the criminal liability of an employee for the commission of a crime (e.g. money laundering); this corporate liability covers cases where the legal entity has not taken sufficient organizational measures either to identify employees who commit a crime or to prevent the crime itself. The revised, more stringent FATF 40 recommendations are expected to be implemented in Switzerland in the near future.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud. In particular, Swiss customer secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the SFBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for implementing those parts of the government’s monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis. On May 1, 2004, an amendment to the Swiss Federal Act on the National Bank came into effect, which gives the National Bank certain additional powers such as the supervision of payment and securities settlement systems. Conversely, as of the same date, the National Bank abolished the capital export restrictions over which it had jurisdiction – in particular, the principle of entrenchment which required that Swiss franc denominated bonds be lead-managed by banks or securities dealers based in Switzerland.

Under the Bank Law, a bank’s business is subject to inspection and supervision by an independent auditing firm that is licensed by the SFBC. These Bank Law auditors, which are appointed by the bank’s board of directors, are required to annually perform an audit of the bank’s financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation. The regulatory part of the audit report is submitted to both the bank’s board of directors and the SFBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the SFBC if the violation or irregularity is not cured within a deadline designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the SFBC established the Large Banking Groups Department, or the SFBC Department, which oversees all of the main businesses in which the Group operates, supervises the Group directly through regular reviews of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The SFBC Department also coordinates the activities of the SFBC with the Group’s external auditors and with the Group’s foreign regulators.

In November 2004, the Federal Council passed a resolution to support the creation of a federal financial market supervisory agency, the FINMA, by consolidating the SFBC and the Swiss Federal Office of Private Insurance, or FOPI, to unify the supervisory means for all supervised areas. At the same time, the Federal Council decided to, among other things, include the Money Laundering Control Authority within the FINMA and permit the FINMA to inform the public about on-going and concluded investigations and proceedings under defined parameters. The Federal Council has tasked the Swiss Federal Department of Finance, or FDF, with drafting a bill, expected to be presented to Parliament at the end of 2005.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks and securities dealers, such as: the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; the Portfolio Management Guidelines, which set standards for banks when managing customers’ funds and administering assets on their behalf; and the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. In January 2003, the SBA issued the Guidelines on the Independence of Financial Research, or the Research Guidelines. The Research Guidelines became effective on July 1, 2003 and were issued with a view to ensuring the independence of financial research of SFBC-regulated financial institutions.

Capital requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Credit Suisse Group legal entity on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

– Tier 1 capital (core capital);

– Tier 2 capital (supplementary capital); and

– Tier 3 capital (additional capital).

Through 2003, the Group’s Tier 1 capital included primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in certain fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this was reduced by the net long position of the Group’s own shares and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance and certain other deductions, equals total bank or regulatory capital.

Effective January 1, 2004, the Group calculates its regulatory capital on the basis of US generally accepted accounting principles, or US GAAP, with certain adjustments required by the SFBC. With these adjustments, the Group’s regulatory capital calculation methodology is substantially the same as for prior years. The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.1 billion as of December 31, 2004, of equity from special purpose entities, which are deconsolidated under FIN 46R.

The Group is required by the BIS to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital – adjusted for certain deductions, including a 100% deduction of the participation value of Winterthur, which is basically identical to Winterthur’s equity capital (with certain modifications) – by aggregate risk-weighted assets. Furthermore, in addition to the annual financial statement and detailed monthly interim balance sheets, the Group’s banks submit statements of required and existing regulatory capital semi-annually on a consolidated basis to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. Pursuant to the Decree, the Group’s banking sub-groups (including the Credit Suisse and Credit Suisse First Boston legal entities) are exempt from regulatory capital consolidation, subject to certain conditions, but have to comply with regulatory capital requirements on a legal entity basis. For information on the Group’s capital ratios, refer to Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.

The Basel Committee has introduced significant changes to existing international capital adequacy standards, which were published on June 26, 2004. The Basel Committee also indicated that selected standards, e.g. trading book aspects, will be reviewed and updated in the course of 2005. Participating countries are currently in the process of modifying their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. The Group cannot predict at this time whether, or in what form, the new standards will be implemented in national legislation, or the effect that they would have on us or on the Group’s subsidiaries’ capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the SFBC formally announced that it intends to implement the new standards swiftly but subject to a “Swiss finish”. Furthermore, the SFBC has indicated that – in contrast to the implementation plans of the Board of Governors of the Federal Reserve System to restrict application of the new standards to the major US banking institutions – it intends to implement the new standards for all Swiss banks. Therefore, the Group’s various banking subsidiaries will be required to comply with the new standards. Moreover, the SFBC intends to follow the timetable for implementation of the new standards set by the European Union, irrespective of whether the United States delays implementation for US banks.

Liquidity requirements

Banks are required to maintain specified measures of primary and secondary liquidity under Swiss law. According to the Decree, the Credit Suisse Group legal entity is only required to maintain adequate levels of liquidity on a consolidated basis within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations described below for banks.

The minimum reserve requirement (formerly designated as “primary liquidity”) is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under applicable law in 2004, a bank’s liquid assets had to be maintained to a level of at least 2.5% of the sum of these kinds of liabilities. As of January 1, 2005, these provisions were replaced by a minimum reserves requirement set forth in the new National Bank Ordinance that entered into effect on May 1, 2004. These new rules follow, in essence, the former law, but also include medium-term notes due within three months.

Overall liquidity (formerly designated as “secondary liquidity”) is measured by comparing the total of liquid assets and “easily realizable assets” with the total of “short-term liabilities.” The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

Banks are required to file with the SFBC and the National Bank monthly statements reflecting their primary liquidity position and quarterly statements reflecting their secondary liquidity position.

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

Pursuant to the Decree, the Group must adhere to these risk concentration rules on a consolidated level. However, the SFBC has agreed that the Group’s Swiss banks and securities dealers are entitled to exclude from the 25% and 800% limits the risk positions of certain of the Group’s companies, which are subject to adequate supervision, and the risk positions in respect of the Credit Suisse Group legal entity. In addition, subject to certain conditions, the Group’s banking sub-groups are exempt from risk consolidation.

European Union

Between 2002 and 2003, the European Union, or EU, adopted or proposed a number of directives and measures within the scope of the Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. Individual EU member states implement these directives through national legislation, the details of which may vary from country to country and which may in certain cases set higher standards. As part of the FSAP, the EU adopted a directive on financial conglomerates in November 2002. Financial conglomerates are defined as groups that include regulated entities active in the banking and/or investment services sectors, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria. The aim of the directive is to impose additional prudential requirements in respect of the regulated entities that are part of financial conglomerates including, to a certain extent, any mixed financial holding company. The supplementary supervision will be organized at the level of the financial conglomerate and cover capital adequacy, risk concentration and intra-group transactions. The directive further requires non-EU headed groups that operate regulated entities in the EU to be subject to equivalent consolidated supervision in their home country. In July 2004, the European Financial Conglomerates Committee, or the EFCC, and the Banking Advisory Committee, or the BAC, of the EU issued guidance to EU supervisors on the extent to which the supervisory regime in Switzerland is likely to meet the objectives of supplementary supervision as foreseen by the directive on financial conglomerates. In their joint guidance, the EFCC and BAC noted that, while none of the supervisory agencies in Switzerland have explicit legal powers extending to financial conglomerates, financial conglomerates are currently supervised on a consolidated basis according to special decrees issued by the lead regulator. The EFCC and BAC noted further that the Swiss banking supervisory regime makes use of many of the same tools as the banking supervisory regime in the EU and aims to achieve essentially the same objectives as set out in EU legislation. In their joint conclusions, the EFCC and BAC advised that any EU supervisor considering the equivalence of supervision for a particular Swiss-parented group:

– should clearly understand the features of the Swiss decree governing supervision of that group and satisfy themselves that the decree, and its practical application, will achieve objectives consistent with the objectives of EU supplementary or consolidated supervision, as appropriate;

– must, in all cases satisfy themselves that there will be an appropriate level of cooperation from Swiss supervisors; and

– must satisfy themselves that they would be able to obtain appropriate information from the Swiss supervisory authorities.

In view of legislative initiatives in Switzerland, such as the establishment of the FINMA, as well as uncertainty as to the extent of supervisory cooperation that can be expected from the SFBC given certain constraints on information exchange imposed by Swiss law, the EFCC and BAC intend to review their joint guidance by no later than 2006.

In June 2003, the EU adopted a directive on the taxation of savings income, or the Savings Directive. Pursuant to the Savings Directive, a member state of the EU will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The Directive is expected to be required to be applied by EU member states at the earliest from July 1, 2005, subject to certain conditions being met. In October 2004, the EU and Switzerland signed an agreement on the taxation of savings income by way of a withholding system and voluntary declaration in the case of transactions between parties in EU member states and Switzerland. This agreement was approved by the Swiss Parliament in December 2004, together with additional agreements on other topics (collectively, the Bilateral Treaties). Certain parts of the Bilateral Treaties will be subject to referendum or mandatory public votes to be held in Switzerland during 2005. Switzerland will introduce a tax on interest payments or other similar income paid by a paying agent within Switzerland to EU resident individuals on July 1, 2005. The tax will be withheld at a rate of 15% for the first three years of the transitional period, 20% for the subsequent three years and 35% thereafter. The beneficial owner of the interest payments may be entitled to a refund of the tax in her or his state of residency if certain conditions are met.

United States

The Group’s operations in the United States are subject to a variety of regulatory regimes. The Credit Suisse First Boston legal entity operates a bank branch in New York, or the New York Branch, and the Credit Suisse legal entity operates a US administrative office in Florida and representative offices in New York and Texas. The Group refers to these collectively as the Group’s US Banking Offices. Each of these offices is licensed by the state banking authority in the state in which it is located and is subject to regulation and examination by its licensing authority. Because the New York Branch does not engage in “retail” deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking Department and the Board of Governors of the Federal Reserve System, or the Board, and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted in 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including US treasuries, other obligations issued or guaranteed by the US government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Credit Suisse First Boston legal entity and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches’ liabilities as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank’s New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

– Violation of any law;

– Conduct of business in an unauthorized or unsafe manner;

– Capital impairments;

– Suspension of payment of obligations;

– Liquidation of the foreign bank in the jurisdiction of its domicile or elsewhere; or

– Existence of reason to doubt a foreign bank’s ability to pay in full certain claims of its creditors.

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

In addition to being subject to various state laws and regulations, the Group’s operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board in its capacity as the Group’s US “umbrella supervisor.” Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies, and most US branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a US branch or agency of a foreign bank if it finds that:

– The foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or

– There is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

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

Many of the new anti-money laundering compliance requirements of the USA Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch and the US subsidiaries of Credit Suisse Group under Board regulations before the USA Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA Patriot Act, such as procedures relating to correspondent accounts for non-US financial institutions and regulations thereunder mandating formal customer identification procedures, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on the Group’s US operations will depend on how FinCEN implements these requirements.

Non-banking activities

Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended, or the BHCA, imposes significant restrictions on the Group’s US non-banking operations and on the Group’s worldwide holdings of equity in companies operating in the United States. Historically, the Group’s US non-banking activities were principally limited to activities that the Board found to be a proper incident to banking or managing or controlling banks or to which an exemption applied (such as certain “grandfather rights” accorded to certain segments within the Credit Suisse First Boston legal entity pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in 1999 and became effective in most respects in 2000, significantly modified these restrictions. Once GLBA took effect, qualifying bank holding companies and foreign banks qualifying as “financial holding companies” were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, private equity and other financial activities–in many cases without prior notice to, or approval from, the Board or any other US banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of US banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, the Group is required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain “tying” arrangements involving products and services.

Under GLBA and related Board regulations, the Group became a financial holding company effective March 23, 2000. To qualify as a financial holding company, the Group was required to certify and demonstrate that the Credit Suisse First Boston legal entity was “well capitalized” and “well managed.” These standards, as applied to us, are comparable to the standards US domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Credit Suisse First Boston legal entity is required to maintain capital equivalent to that of a US bank, including a Tier 1 capital ratio of at least 6% and a total capital ratio of at least 10%. If in the future the Group ceases to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement the Group fails to meet, the Group may be required to discontinue newly authorized financial activities or terminate the Group’s New York Branch. The Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Group’s operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called “push-out” provisions of GLBA have narrowed and, when fully implemented, will narrow the exclusion of banks (including the New York Branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, or Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed “dealer” definition took effect in September 2003, and the narrowed “broker” definition is currently expected to take effect no earlier than September 2005, although the SEC has indicated that it does not expect banks to develop compliance for the broker rules until final rules have been adopted. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

United Kingdom

The Financial Services Authority, or FSA, is the single statutory regulator of financial services activity in the UK. It takes its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA took on its powers with effect from December 1, 2001. The scope of activities covered includes banking, personal insurance and investment business. From late 2004, the FSA is responsible for regulating mortgage lending and advice and general insurance advice in addition to its current scope. In undertaking its supervisory responsibilities, the FSA adopts a risk-based approach, covering all aspects of a firm’s business, capital adequacy, systems and controls and management structures. Accordingly, the FSA sets requirements on capital and related systems and controls based on risk factors rather than by sector from which the firm comes. In addition to its supervisory responsibilities, the FSA continues to review and update the overall regulatory regime, taking account of market changes, as well as government and international initiatives and developments with an impact on risk perceptions and exposures within the financial services industry. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders in cases of breaches or likely breaches of rules, prosecute criminal offences under FSMA, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

The London branch of the Credit Suisse First Boston legal entity, or the London Branch, and its affiliated entities, Credit Suisse First Boston International and Credit Suisse (UK) Limited, are authorized under the FSMA with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of these entities’ wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA, generally fall within the scope of a voluntary code of conduct called the Non-Investment Products Code, which is published by the Bank of England.

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

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank’s risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank’s capital ratios or revoke the bank’s authorization, either of which would adversely affect the Group’s results of operation and financial condition.

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

The banking businesses that are subject to oversight by the FSA are regulated in accordance with EU directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the EU countries in which the Group operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

The Group’s UK banking and broker-dealer businesses are also subject to the Proceeds of Crime Act 2002, or PCA, which consolidates, updates and strengthens existing UK legislation and brings in broad new powers. It transfers many confiscation powers to the Crown Court and establishes an Assets Recovery Agency, or ARA. The PCA also imposes stricter penalties for money laundering offences by the introduction of a negligence-based criminal offence, which applies not only to financial institutions, but also to solicitors and other professionals who manage or deal with clients’ money; introduces civil forfeiture in the High Court; and empowers the Director of the ARA to tax the proceeds of criminal conduct. The new money laundering provisions, which make negligent conduct a criminal offence, are especially important to financial institutions and banks.

Investment Banking and Asset Management

Switzerland

The Group’s securities dealer activities in Switzerland are conducted primarily through the Credit Suisse and Credit Suisse First Boston legal entities and are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the SFBC, and the Research Guidelines also apply to SFBC-registered securities dealers.

The Group’s asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds (which is currently undergoing a complete revision and is expected to be replaced by a Law on Collective Capital Investments), these activities are conducted through legal entities under the supervision of the SFBC.

European Union

In April 2004, as part of the FSAP, the EU adopted a new investment services directive, the Markets in Financial Instruments Directive, or MiFID, which EU member states will be required to implement by April 2006. The directive is designed to give investment firms an effective “single passport”, allowing them to operate throughout the EU on the basis of authorization in their home member state. It will also permit investment firms to process client orders outside regulated exchanges, which is not currently possible in some member states. The directive provides for certain pre-trade and post-trade transparency obligations to apply to investment firms that engage in the internalization of order flow. Subject to certain exceptions, such firms would be obliged to disclose the prices at which they will be willing to buy from and/or sell to their clients. This is designed to ensure that European wholesale markets will not be subject to this disclosure requirement and that investment firms in these markets will not be subjected to significant risks in their role as market makers. For a description of the FSAP, refer to Item 4 – Regulation and Supervision – Banking.

United States

In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board of Governors of the Federal Reserve System promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

The Group’s investment banking business includes broker-dealers registered with the SEC, all 50 states of the United States, the District of Columbia and Puerto Rico, and with the CFTC as futures commission merchants and commodities trading advisers. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, the Group’s investment banking business is subject to over-lapping schemes of regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

– Capital requirements;

– The use and safekeeping of customers’ funds and securities;

– Recordkeeping and reporting requirements;

– Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;

– Supervisory and organizational procedures intended to prevent improper trading on “material non-public” information;

– Employee-related matters;

– Limitations on extensions of credit in securities transactions;

– Required procedures for trading on securities and commodities exchanges and in the over-the-counter market;

– Prevention and detection of money laundering and terrorist financing;

– Procedures relating to research analyst independence; and

– Procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, US broker-dealers may be required in some instances to make “suitability” determinations as to certain customer transactions, are limited in the amounts that they may charge customers, generally cannot trade ahead of customer orders and may not engage in other activities deemed to be inconsistent with just and equitable principles of trade. US broker-dealers must make certain required disclosures to their customers.

The broker-dealers’ operations are also subject to the SEC ’ s net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the US Securities Exchange Act of 1934, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. The Group also has a so-called “broker-dealer lite” entity, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of the Group’s operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict the Group’s ability to withdraw capital from the Group’s broker-dealer subsidiaries, which in turn could limit the Group’s ability to pay dividends and make payments on the Group’s debt. Certain of the Group’s broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

As registered futures commission merchants, certain of the Group’s broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers orders and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended, and the SEC’s rules and regulations thereunder. The Group’s asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. In 2004, the SEC also adopted rules that will require the registration of certain hedge fund advisers to register under the Advisers Act by February 2006. The SEC-registered mutual funds that the Group advises are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC’s rules and regulations thereunder. For pension fund customers, the Group is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisers to charge performance-based or non-refundable fees to customers, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory customers, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles the Group advises are commodity pools, the Group is subject to the Commodity Exchange Act for such vehicles.

The Group’s investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of the Group’s underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could adversely affect the Group’s underwriting, advisory and trading revenues.

In 2002 and 2003, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research activities and research analysts. Credit Suisse First Boston LLC, as a member of the NASD and the NYSE and by virtue of having affiliated broker-dealers registered with the SEC, is subject to those rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. In February 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances.

In 2002, as part of changing practices in the investment banking industry and Credit Suisse First Boston’s commitment to ensuring the independence of its research, Credit Suisse First Boston made a number of changes in its equity securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of Credit Suisse First Boston for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement with various US regulators regarding, among other things, research analyst independence, Credit Suisse First Boston has adopted internal structural and operational reforms to ensure research analyst independence. Refer to Item 8–Financial Information – Legal Proceedings.

United Kingdom

The Group’s London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. For a description of the FSA’s enforcement powers, refer to Item 4 – Regulation and Supervision – Banking.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on an investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. For further information on this requirement, refer to Item 4 – Regulation and Supervision – Banking. In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm’s business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures.

Insurance

Switzerland

The Group conducts its insurance business under operating licenses that were granted by the FDF. The Group’s Swiss insurance operations are subject to supervision by FOPI as lead regulator and, for certain lines of business, by the Federal Social Insurance Office and the Swiss Federal Office of Public Health. FOPI is an administrative unit of the FDF, pursuant to the Swiss Insurance Supervisory Act of 1978, or the Insurance Supervisory Act, as amended. FOPI has supervisory power as well as the authority to make decisions to the extent that the law does not explicitly designate the FDF as the governing regulatory body. The Group’s insurance businesses are supervised on a consolidated basis pursuant to a decree, the FOPI Decree, issued by FOPI effective as of January 1, 2004. Pursuant to the FOPI Decree, the Group’s Swiss insurance businesses are required to comply on a consolidated basis with certain requirements with respect to capital, solvency and risk concentration, as well as certain other requirements, subject to specific stipulations required by the FOPI.

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

Swiss insurance companies are required to allocate a portion of their assets to a “Safety Fund” (for life insurance companies) or to “Bound Assets” (for non-life insurance companies). The Safety Fund and the Bound Assets cover the technical provisions and provide a minimum basis for satisfying liabilities of the insurance business. For the Bound Assets and the Safety Fund special investment restrictions apply to improve the security of the assets, especially with their diversification under different aspects (e.g. creditworthiness of the debtors, thresholds for the categories of the asset classes and the currencies).

In addition, life insurance companies are subject to the requirements and procedures set forth in the Federal Statute concerning the Combat of Money Laundering in the Financial Sector. For further information about this statute and the possible consolidation of the FOPI and the SFBC, refer to Item 4 –Regulation and Supervision – Banking.

Insurance companies are required to submit to the FOPI the statutory annual return, which includes a more detailed breakdown of certain balance sheet and income statement positions, the audited accounts on a stand-alone basis, management letters and the Board of Directors Report issued by the external auditors. Furthermore, reports on the Safety Fund and Bound Assets, respectively, must be submitted on a regular basis. The FOPI can ask for ad-hoc reports if the situation requires this. On December 17, 2004, the Swiss Parliament passed amendments to the Insurance Supervisory Act with the aim of improving financial transparency, consumer protection and corporate governance. Further, the amendments introduce a legal basis for the consolidated supervision of insurance groups.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that, subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders; this is referred to as the “legal quota.” The amendments to the Insurance Supervisory Act passed by the Swiss Parliament in December 2004 will, among other things, take over the legal quota concept from and replace the Life Insurance Act and the Life Insurance Ordinance; the exact date for the entry into force of these amendments has not yet been determined but is expected to be in the second half of 2005. These new rules on the legal quota impact the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group.

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

Each insurance company in an EU member state must maintain a solvency margin (shareholders’ equity and quasi-equity) at a level that depends on the nature of the insurers’ activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum.

The EU is currently designing a new solvency regime (“Solvency II”). It contains a fundamental and wide-ranging review of the current regime in light of current developments in insurance, risk management, finance techniques, financial reporting, etc. One of the key objectives is to establish a solvency system that is better matched to the true risks of an insurance company.

The EU is currently finalizing a Fifth Motor Insurance Directive with the aim of improving the provisions of current EU Motor Insurance Directives by making it easier to obtain motor vehicle insurance and by upgrading the protection for accident victims. The directive will also make it easier for insurers to operate across borders.

In 2004, the Council of the EU adopted a directive implementing the principle of equal treatment for women and men with respect to access to and supply of goods and services. The principle of equal treatment promulgated by the directive will apply, among other things, to insurance for all new contracts issued after December 21, 2007. However the directive provides for exemptions and transitional regimes in respect of the application of this principle to insurance contracts provided that national law does not apply the unisex rule.Before December 21, 2007, EU member states may allow proportionate differences in individual premiums and contributions based on actuarial and statistical data that use gender as a determining factor. EU member states providing exemptions shall inform the EU Commission and ensure that accurate data relevant to the use of gender as a determining actuarial factor be made public and regularly updated. This exemption must be reviewed after five years (starting from December 21, 2007).

Germany

German insurance companies are subject to a comprehensive system of regulation under the German Law of the Supervision of Insurance Undertakings, or the Insurance Supervision Law, which implements EU directives on insurance regulation. The Federal Financial Supervisory Authority, or FFSA, monitors and enforces compliance with German insurance laws, applicable accounting standards, investment and technical provisions and solvency margins. Insurance companies are required to submit to the FFSA, among other things, notifications, statutory annual returns, audited annual accounts, quarterly interim reports and quarterly reports on certain investments.

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

Under current regulations, German insurance companies may not carry out business that is not directly related to their insurance activities. Life insurance, and health insurance replacing the statutory health insurance, must be offered by companies that do not write other kinds of insurance. According to the requirements of the Insurance Supervision Law, an insurance company may not offer life insurance, health insurance, and property and casualty insurance within the same legal entity. Nevertheless, holding companies can hold different types of insurance companies, and primary insurers may write reinsurance.

United States

Insurance companies are subject to risk-based capital, or RBC, guidelines, which provide a method to measure the adjusted capital that insurance companies are required to maintain for regulatory purposes, taking into account the risk characteristics of the company ’ s investments and products. To facilitate uniform regulation of insurer solvency across the United States, the National Association of Insurance Commissioners, or NAIC, has adopted a formula and model law to implement RBC requirements for life insurance companies and most non-life insurance companies. The RBC requirements are used as early warning tools by the NAIC and the individual state insurance departments to identify companies that merit further regulatory action. For these purposes, the insurer’s surplus is measured in relation to its specific asset and liability profiles. A company’s RBC is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items.

Although the US federal government does not directly regulate the business of insurance, federal legislation and administrative policies in certain areas may significantly affect the insurance industry, including Winterthur. These areas include employee benefit plan regulation, financial services regulation, federal taxation, privacy, fair credit reporting and securities laws.

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

In addition, the actions of insurance companies may be subject to investigation and action by state attorney general offices. In 2004, actions by the Attorney General of the State of New York, or NYAG, in cooperation with state insurance departments resulted in the indictment of an unaffiliated insurance broker and unaffiliated commercial insurers with regard to their selling and compensation practices. The actions of the NYAG resulted in criminal convictions and fines for those parties and are expected to result in changes in applicable insurance regulations that will have an impact on insurance companies in the United States.

Corporate Governance and Investor Protection

Recent legislation and regulation in the area of corporate governance and investor protection is also likely to have an impact on us as an issuer and a participant in the relevant markets, as well as indirectly as a result of its impact on the Group’s clients.

Switzerland

In Switzerland, the SWX Swiss Exchange, or SWX, issued a Corporate Governance Directive, which has been in force since July 1, 2002 and increased transparency requirements for listed companies. Moreover, due to a change in SWX listing requirements, effective as of July 1, 2005, the Group will be required to disclose transactions by the Group’s management in the Group’s securities that exceed a threshold of CHF 100,000 per month and such transactions also must be publicly disclosed on an anonymous basis. Furthermore, in line with international developments, the SFBC and the SBA have issued or proposed regulations, such as the Research Guidelines, in furtherance of investor protection. Further legislation and regulation in the area of corporate governance and investor protection are presently under consideration.

European Union

As part of the FSAP, the EU adopted or proposed a number of directives designed to improve corporate governance and investor protection. In December 2003, the EU adopted the Prospectus Directive. EU member states are required to implement its provisions by July 1, 2005. The Prospectus Directive sets out the circumstances in which issuers of securities covered by the directive must publish a prospectus, and a related regulation, which applies from July 1, 2005, sets out the requirements for form and content of the relevant prospectuses. Moreover, in many instances, the Prospectus Directive will, when implemented, require prospectuses to include financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, or accounting principles that have been deemed to be “equivalent” for these purposes.

A Transparency Obligations Directive was adopted on December 17, 2004 and will require EU member states to implement its provisions by no later than January 20, 2007. The directive will establish on-going reporting requirements, including an obligation to publish periodic financial reports, for issuers with securities admitted to trading on a regulated market in the EU. The directive also requires, in many instances, financial statements to be prepared in accordance with IFRS or accounting principles that have been deemed to be “equivalent” for these purposes.

In addition, by October 2004, EU member states began implementing the Market Abuse Directive, which was adopted in 2003; however, in many EU member states, implementation has not yet been fully concluded. Accordingly, the impact of the Market Abuse Directive on issuers and market participants – although expected to be significant – cannot yet be fully assessed. The primary purpose of the Market Abuse Directive is to enhance investor confidence in the markets by further harmonizing the rules on insider trading and market manipulation in respect of transactions in securities that are admitted to trading in the EU. The Market Abuse Directive also imposes upon issuers, whose securities are admitted to trading in the EU, certain disclosure obligations with respect to non-public price sensitive information. Implementing measures under the Market Abuse Directive further specify safe harbors for share buy-back and stabilization activities, standards for research reports, the timing of disclosure of price sensitive information, as well as requirements in respect of lists of insiders that must be maintained by issuers and disclosure of management transactions.

United States

In July 2002, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) was signed into law. The Sarbanes-Oxley Act applies directly to all SEC-reporting companies, both domestic and foreign, including us and the Group’s indirect subsidiary, Credit Suisse First Boston (USA), Inc. The Sarbanes-Oxley Act and associated SEC rules govern, among other things, corporate governance and management, disclosure requirements, the conduct of an issuer’s auditors and the interactions between the issuer and its auditors. The Sarbanes-Oxley Act also enhanced civil and criminal penalties for violations of the US securities laws. Various self-regulatory agencies and exchanges have also adopted enhanced corporate governance requirements. The Sarbanes-Oxley Act and such other regulations have had and will continue to have a significant impact on the corporate governance and management of SEC-registered companies, including the Group and its subsidiaries.

Property and equipment

The Group’s principal executive offices, which the Group owns, are located at Paradeplatz 8, Zurich, Switzerland. At December 31, 2004, the Group maintained worldwide over 960 offices and branches, of which approximately half were located in Switzerland.

As of December 31, 2004, approximately 30% of the Group’s worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 66% of which expire after 2009. The book value of the ten largest owned properties was approximately CHF 1.9 billion at December 31, 2004. Some of the Group’s principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2004, the total amount of indebtedness secured by these facilities was not material to us.

The Group believes that its current facilities are adequate for existing operations. Management regularly evaluates the Group’s operating facilities for suitability, market presence, renovation and maintenance.

Additional information

For additional information relating to the Group’s principal capital expenditures and divestitures at the present time and for the last three financial years, refer to Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.

For a breakdown of the Group’s net revenues by geographic market for each of the past three years, refer to note 5 of the Notes to the consolidated financial statements.

For selected statistical information relating to the Group’s banking and insurance businesses, refer to Item 5 – Operating and Financial Review and Prospects – Information required by Industry Guide 6 and – Information required by Industry Guide 3.

Item 5: OPERATING AND FINANCIAL REVIEW

Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth under the caption Operating and Financial Review in the Annual Report 2004 on pages 30 to 80 and such information is incorporated herein by reference.

Critical Accounting Policies

In order to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), management are required to make certain accounting estimates to ascertain the valuation of assets and liabilities. These estimates are based upon judgment and the information available at the time, and as a result actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied.

Significant accounting policies and a discussion of new accounting pronouncements are disclosed in notes 1 and 2 of the Notes to the consolidated financial statements. The Group believes that the critical accounting policies discussed below involve the most complex judgments and assessments.

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

For further discussion of the Group’s risk management policies and procedures, refer to the section Risk Management of the Annual Report 2004.

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

The majority of our positions in debt securities consists of federal government debt obligations of Switzerland, cantonal or local governmental entities or other countries and investment-grade corporate debt securities, and also includes mortgage-backed or other asset-backed securities, all of which are issued in both developed and emerging markets. For debt securities for which market prices are not available, the valuation is based on yields reflecting the perceived risk of the issuer or country rating and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment. As of December 31, 2004 and 2003, the fair value of debt securities included in Trading assets was CHF 152.3 billion and CHF 115.8 billion, respectively.

Commercial mortgage whole loans and certain residential mortgage whole loans held-for-sale are carried at the lower of aggregate cost or fair value. Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities that are not based on quoted market prices or prices at which similarly structured and collateralized securities trade between dealers and to and from customers are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations. As of December 31, 2004 and 2003, the fair value of residential and commercial mortgage-backed securities and other asset-backed securities included in Trading assets was CHF 9.3 billion and CHF 36.0 billion, respectively.

Collateralized debt obligations (CDOs) and collateralized bond obligations (CBOs) are structured securities based on underlying portfolios of asset-backed securities, certain residential and mortgage securities, high-yield and investment grade corporate bonds, leveraged loans and other debt obligations. These instruments are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived subjectively, using valuation models to calculate the internal rate of return of the estimated cash flows. As of December 31, 2004 and 2003, the fair value of CDOs and CBOs included in Trading assets was CHF 6.7 billion and CHF 0.9 billion, respectively.

Valuations of money market instruments are generally based on market prices or market parameters, and therefore require less judgment. As of December 31, 2004 and 2003, the fair value of money market instruments included in Trading assets was CHF 6.7 billion and CHF 10.7 billion, respectively.

The majority of our positions in equities are traded on public stock exchanges, for which daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. As of December 31, 2004 and 2003, the fair value of equities included in Trading assets was CHF 90.3 billion and CHF 52.7 billion, respectively.

Convertible bonds are generally valued using direct pricing sources; however we hold positions in a small number of convertible bonds for which no direct prices are available. For such convertible bonds, we typically use a subjective approach to valuation using internal and external models, for which the key input parameters include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates, and equity market volatility. As of December 31, 2004 and 2003, the fair value of convertible bonds included in Trading assets was CHF 8.8 billion and CHF 11.6 billion, respectively.

The fair values of positions in separately managed funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to estimate changes in fair value between such determination dates. As of December 31, 2004 and 2003, the fair value of positions in separately managed funds included in Trading assets was CHF 1.8 billion and CHF 2.7 billion, respectively.

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

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as “direct.” For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as “indirect.” Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. Under US GAAP, we do not recognize a dealer profit, or day one profit, (unrealized gain at inception of a derivative transaction) unless the valuation underlying the unrealized gain is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique. The deferred profit is linearly amortized over either the life of the derivative or the period until which observable data is available.

As of December 31, 2004 and 2003, the fair value of our positions in derivatives held for trading purposes included in Trading assets was CHF 52.4 billion and CHF 51.8 billion, respectively. Substantially all of the replacement values of these instruments were derived using direct pricing. For further information on the fair value of derivatives as of December 31, 2004 and 2003, see Derivatives in this section and note 36 of the Notes to the consolidated financial statements.

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

As of December 31, 2004 and 2003, the fair value of debt and equity securities classified as available-for-sale included in Investment securities was CHF 85.0 billion and CHF 88.4 billion, respectively. Refer to the section Risk Management of the Annual Report 2004 for a discussion of the Group’s market risk exposure and risk management.

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

The following table sets forth the fair value of our private equity investments by category:
	2004		2003

December 31, in CHF m, except where indicated	Fair value	Percent of total	Fair value	Percent of total

Credit Suisse First Boston and Credit Suisse-managed funds	7,794	81.2%	1,699	53.7%
Direct investments	106	1.1%	174	5.5%
Funds managed by third parties	1,704	17.7%	1,292	40.8%

Total	9,604	100.0%	3,165	100.0%

Credit Suisse First Boston-managed funds are partnerships and related direct investments for which Credit Suisse First Boston acts as the fund’s advisor and makes investment decisions. Credit Suisse First Boston-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of fund partnerships. The fair value of our investments in Credit Suisse First Boston-managed fund of funds partnerships is based on the valuation received from the underlying fund manager. Direct investments are generally debt and equity securities that are not made through or “side by side” with Credit Suisse First Boston-managed funds and consist of public and private securities. Reported under Credit Suisse First Boston-managed funds are balances relating to the consolidation of private equity funds under FIN 46R for the first time in 2004. For further details relating to consolidation of Variable Interest Entities refer to note 2 and note 39 in the Notes to the consolidated financial statements. Credit Suisse-managed funds consist of investments in funds associated with the issuance of new structured products, for which other Group entities act as investment advisor. The consolidation of private equity funds in Credit Suisse First Boston and structured product issuance activity in Credit Suisse accounted for a significant portion of the increase in the fair value of private equity investments. Funds managed by third parties are investments by Credit Suisse First Boston and Winterthur in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund.

The held-for-sale loan portfolio primarily includes residential and commercial mortgage loans that are either purchased or originated with a sole intent to securitize. Other loans held-for-sale are recorded in Other assets and are carried at the lower of cost or fair value. The commercial real estate loans are valued using origination spreads, incorporating loan-to-value ratios, debt service coverage ratios, geographic location, prepayment protection, and current yield curves. In addition, current written offers or contract prices are considered in the valuation process. As of December 31, 2004 and 2003, the carrying amount of positions included in Loans held-for-sale totaled CHF 10.5 billion CHF 8.8 billion, respectively.

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

For further information on the non-life claims reserve, refer to Information Required by Industry Guide 6 – Provisions for unpaid losses and loss adjustment expenses from the insurance business in this section and notes 23 and 24 of the Notes to the consolidated financial statements.
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

For further information on DAC as of December 31, 2004 and 2003, see note 21 of the Notes to the consolidated financial statements.

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

For further information on PVFP as of December 31, 2004 and 2003, see note 18 of the Notes to the consolidated financial statements.

Contingencies and loss provisions

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.

Litigation contingencies

From time to time, the Group and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For a discussion of legal proceedings, see Item 8 – Financial Information – Legal Proceedings.

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

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to the section Risk Management of the Annual Report 2004.

Goodwill impairments

As a result of acquisitions, the Group has recorded goodwill as an asset on its consolidated balance sheet, the most significant components of which relate to the acquisitions of DLJ and Winterthur. Goodwill was CHF 11.6 billion and CHF 12.3 billion as of December 31, 2004 and 2003, respectively. The recorded balance of goodwill is reviewed for possible impairments on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, we assess each reporting unit individually. Reporting units equal the Group’s operating segments. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining fair value of reporting units include, among other things, an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in the Group’s share price and those of competitors; estimates of the Group’s future earnings potential; and the level of interest rates.

Estimates of the Group’s future earnings potential and that of the reporting units involves considerable judgment, including managements view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s segments may result in a goodwill impairment charge in the future.

During 2004 no goodwill impairment charges were recorded, however during 2003 the Group recorded an impairment charge of CHF 1.5 billion, which is further described in note 16 of the Notes to the consolidated financial statements.

INCOME TAXES

Deferred tax valuation allowances

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

As of December 31, 2004 and 2003, the Group had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2004 and 2003 included gross deferred tax assets of CHF 10.3 billion and CHF 10.5 billion, respectively, and gross deferred tax liabilities of CHF 6.0 billion and CHF 6.1 billion, respectively. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, we recorded a valuation allowance against our deferred tax assets in the amount of CHF 1,543 million and CHF 1,653 million as of December 31, 2004 and 2003, respectively, which related primarily to deferred tax assets on net operating loss carryforwards.

For further information on deferred tax assets, refer to note 31 of the Notes to the consolidated financial statements.

Tax contingencies

Significant judgment is required in determining the effective tax rate and in evaluating certain tax positions. The Group accrues for tax contingencies when, despite the belief that it’s tax return positions are fully supportable, certain positions could be challenged and the Group’s positions may not be fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

Pension plans

The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.

The Group’s funding policy with respect to the non-Swiss pension plans is consistent with local government and tax requirements. In certain non-Swiss locations the amount of the Company contribution to defined contribution pension plans is linked to the return-on-equity of the respective segments and as a result the amount of the Group’s contribution may differ materially from year to year.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Group may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact to the amount of pension expense recorded in future years.

As of December 31, 2004, the Group’s Swiss defined benefit pension plans accounted for 81% of the projected benefit obligations while the international defined benefit pension plans accounted for 19% of the project benefit obligation. The annual amount contributed to the Swiss plans and international plans over the last three years averaged CHF 469 million and CHF 383 million, respectively. In 2004, contributions of CHF 402 million were made to the Swiss plans and CHF 542 million were made to the international plans. The Group expects to make combined contributions to the Swiss and international plans of CHF 613 million in 2005.

As of December 31, 2004 the projected benefit obligations of the Group’s total defined benefit pension plans include an amount related to future salary increases of CHF 1,086 million. On the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plans amounted to CHF 720 million for 2004.

The Group is required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective since the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected rate of return, the Group uses the calculated value of assets.

At December 31, 2004 the Swiss plans’ assets were allocated 13.5% to equities, 33.1% to debt securities, 26.4% to insurance, 13.1% to real estate, 10.2% to liquidity and 3.7% to alternative investments. The allocation of the Swiss plans’ assets at December 31, 2003 were 9.9% to equities, 31.9% to debt securities, 27.1% to insurance, 13.9% to real estate, 13.7% to liquidity and 3.5% to alternative investments.

The plan assets for the international plans at December 31, 2004, were allocated 43.6% to equities, 18.4% to debt securities, 23.0% to insurance, 1.2% to real estate, 7.2% to liquidity and 6.6% to alternative investments. The plan assets for the international plans at December 31, 2003 were allocated 41.4% to equities, 20.0% to debt securities, 27.3% to insurance, 2.5% to real estate, 4.3% to liquidity and 4.5% to alternative investments. The year-end allocations are within the plans’ target ranges.

For the year ended December 31, 2004, if the expected rate of return had been increased by 1%, net pension expense for the Swiss plans would have decreased by CHF 146 million, and the net pension expense for the international plans would have decreased by CHF 26 million. If the expected rate of return had been decreased by 1%, net pension expense for the Swiss plans would have increased by CHF 146 million, and the net pension expense for the international plans would have increased by CHF 26 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates, or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2004, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in benefit obligations of CHF 109 million, and a 1% increase in the discount rate would have resulted in a decrease in benefit obligations of CHF 49 million. For the year ended December 31, 2004 a 1% decline in the discount rate for the international plans would have resulted in an increase in benefit obligations of CHF 84 million and a 1% increase in the discount rate would have resulted in a decrease in benefit obligations of CHF 56 million.

Unrecognized actuarial losses are amortized to expense over the average remaining service period of active employees expected to receive benefits of the plan. The expense associated with the amortization of unrecognized net actuarial losses for the years ended December 31, 2004 and 2003 was CHF 42 million and CHF 32 million, respectively. The amortization of unrecognized actuarial losses for the year ending December 31, 2005, which is assessed at the beginning of the plan year, is expected to be CHF 60 million. The amount by which the actual return on plan assets differs from the Group’s estimate of the expected return on those assets further impacts the amount of net unrecognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2005. During 2004 and 2003, the challenging conditions in the financial markets resulted in lower than expected returns on plan assets. As a result, the difference between the expected and actual return on plan assets contributed to an increase in net unrecognized actuarial losses for the Group’s plans of approximately CHF 341 million in 2004 and CHF 177 million in 2003.

For further information with respect to the Group’s pension benefits, refer to note 34 of the Notes to the consolidated financial statements.

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

Guarantees

In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate the Group to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. The Group may also be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Group securities and other arrangements to provide “gross up” payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

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

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at December 31, 2004 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 623 million (USD 550 million). The provision, which reflects the adverse development of CHF 737 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserve Amount (SNRA), is based on an extensive analysis of data recently provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary. The current difference between the two positions under review by the Independent Actuary is CHF 1,029 million (USD 909 million).

In addition to the SPA, Winterthur has several other agreements, including retrocession agreements with XL, which could result in payments to XL.

Furthermore, XL submitted in the fourth quarter of 2004 the first details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur has evaluated these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

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

Financial Accounting Standards Board, or FASB, Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45, requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 37 of the Notes to the consolidated financial statements.

Credit Suisse First Boston has issued an indemnity contract to the CSFB Pension fund to cover existing obligations to employees’ for life insurance in the event of a catastrophe, which is defined as the death of more than one employee attributable directly or indirectly to one originating cause. Effective December 15, 2004, this contract covers employees in certain locations to the extent that in the event of the death of an employee, the employees’ families will receive a certain percentage of the employee’s salary as a lump sum payment. Prior to July 2004, the pension fund was able to obtain third party insurance coverage for the entire potential obligation, however currently only part of the insurance can be syndicated out to third-party insurers as the office location involved is classified as higher risk due to its physical location. The full potential obligation covered under the indemnity contract issued to the pension fund trustees, amounted to CHF 2.2 billion at December 31, 2004. The obligation to cover this liability will exist from the perspective of CSFB since the life insurance coverage payout is a stated clause in the affected employee contracts. CSFB is not paid any cash for the issued indemnity and no provisions have been recorded in this respect as no event has been identified, the occurrence of which is regarded as reasonably likely.

Retained or Contingent Interests in Assets Transferred to Unconsolidated Entities

The Group originates and purchases commercial and residential mortgages for the purpose of securitization. These assets are sold directly, or through affiliates, to special purpose entities that are, in most cases, qualified special purpose entities (QSPEs) that are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE, however neither the investors nor the QSPEs have recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

Under Statement of Financial Accounting Standards, or SFAS, No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No.125,” or SFAS140, a QSPE is not required to be consolidated with the transferor. The Group’s mortgage–backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the financial statements.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The Group engages in these securitization activities to meet the needs of clients as part of our fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of our liquidity, capital resources or credit risk or market risk support. See note 38 of the Notes to the consolidated financial statements, which includes quantitative information on our securitization activities and retained interests.

Variable Interest Entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. As of December 31, 2004, the Group consolidated all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with various entities that may be deemed to be variable interest entities, including VIEs that issue CDOs.

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

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products, structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transaction, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs, structured to provide clients with investment opportunities, for market making purposes and as investments.

See note 39 of the Notes to the consolidated financial statements for additional information.

Contractual obligations and other commercial commitments

In connection with its operating activities, the Group enters into certain contractual obligations, as well as commitments to fund certain assets. Total obligations increased in 2004 reflecting mainly an increase in long-term debt obligations from CHF 89.7 billion in 2003 to CHF 106.3 billion 2004. The main driver was an increase in senior debt issued in order to fund the issuance of structured products in Credit Suisse and Credit Suisse First Boston. Similarly, short-term contractual obligations increased from CHF 443.8 billion in 2003 to CHF 490.4 billion in 2004, reflecting an increase in time deposits in Credit Suisse First Boston in order to meet increased funding requirements.

See note 37 of the Notes to the consolidated financial statements for additional information relating to guarantees and commitments.

The following table sets forth future cash payments associated with our contractual obligations on a consolidated basis:
	Payments due by period

December 31, 2004, in CHF m	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt obligations	13,619	26,634	27,517	38,491	106,261
Capital lease obligations	2	10	10	206	228
Operating lease obligations	675	1,151	954	5,288	8,068
Purchase obligations	357	386	26	0	769

Total obligations	14,653	28,181	28,507	43,985	115,326

The following table sets forth our consolidated short-term contractual obligations:
December 31,	2004	2003

Deposits	299,341	261,989
Short-term borrowings	15,343	11,497
Brokerage payables	25,623	13,983
Trading account liabilities	150,130	156,331

Total short-term contractual obligations	490,437	443,800

Derivatives

The Group enters into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for its own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures

The replacement values of derivative financial instruments correspond to the fair values which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

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

The following table sets forth details of trading and hedging derivative instruments:
	Trading			Hedging

December 31, 2004, in CHF bn	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Forward rate agreements	997.5	0.7	1.0	0.5	0.1	0.0
Swaps	9,316.6	154.3	150.3	61.7	2.3	0.6
Options bought and sold (OTC)	1,819.8	16.8	18.7	0.0	0.0	0.0
Futures	582.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	755.3	0.2	0.2	0.0	0.0	0.0

Interest rate products	13,471.8	172.0	170.2	62.2	2.4	0.6

Forwards	870.9	18.5	19.1	23.3	0.6	0.2
Swaps	512.5	25.7	25.5	5.3	2.9	0.9
Options bought and sold (OTC)	367.3	4.9	5.3	0.0	0.0	0.0
Futures	5.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	7.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	1,763.5	49.1	49.9	28.6	3.5	1.1

Forwards	8.6	0.7	2.2	0.0	0.0	0.0
Swaps	1.9	0.1	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	4.5	0.1	0.1	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	15.0	0.9	2.4	0.0	0.0	0.0

Forwards	33.8	2.5	3.5	0.0	0.0	0.0
Swaps	32.5	1.1	1.8	0.0	0.0	0.0
Options bought and sold (OTC)	248.5	9.9	11.4	0.0	0.0	0.0
Futures	43.9	0.0	0.1	0.0	0.0	0.0
Options bought and sold (traded)	165.7	1.0	0.9	0.0	0.0	0.0

Equity/index-related products	524.4	14.5	17.7	0.0	0.0	0.0

Forwards	1.9	0.2	0.1	0.0	0.0	0.0
Swaps	532.8	5.4	7.2	0.0	0.0	0.0
Options bought and sold (OTC)	1.2	0.1	0.1	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.1	0.0	0.0	0.0	0.0	0.0

Other products	536.0	5.7	7.4	0.0	0.0	0.0

Total derivative instruments	16,310.7	242.2	247.6	90.8	5.9	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 16,401.5 bn and CHF 13,566.5 bn as of December 31, 2004 and 2003, respectively.

	2004		2003

December 31, in CHF bn	Positive re- placement value	Negative re- placement value	Positive re- placement value	Negative re- placement value

Replacement values (trading and hedging) before netting	248.1	249.3	226.7	229.2

Replacement values (trading and hedging) after netting	58.3	59.5	56.6	59.1

FREESTANDING DERIVATIVES

A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.

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

RISK MANAGEMENT

The Group uses derivatives to meet its own risk management needs, including mitigation of interest rate, foreign currency and credit risk. A description of the Group’s hedging activities is set out below.

Economic hedges

Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. This includes interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities, and credit derivatives to manage the credit risk on certain of the Group’s loan portfolios. While the respective risks on the underlying assets have been hedged, an element of volatility is experienced in the accounting results because in many cases the expenses and revenue streams generated by the underlying assets are accounted for on an accruals basis, while the derivatives are accounted for at fair value.

Fair value hedges

The Group’s interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. Interest rate sensitivity is managed by modifying the repricing or maturity characteristics of certain assets and liabilities so that movements in interest rates do not significantly affect net interest income. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate.

In addition, the Group uses cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

Derivatives that are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. Hedge ineffectiveness is separately recorded in trading revenues.

Cash flow hedges

Cash flow hedging strategies are used to mitigate exposure to variability of cash flows. This is achieved by using interest rate swaps to convert variable rate assets or liabilities, such as loans, deposits and other debt obligations, to fixed rates. The Group also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate Swiss franc assets or liabilities.

Further, the Group uses derivatives to hedge the cash flows associated with forecasted transactions. For these hedges the maximum length of time over which the Group hedges its exposure to the variability in future cash flows, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earning. The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in trading revenues.

Net investment hedges

The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations in order to protect against adverse movements in foreign exchange rates.

The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in trading revenues.

OVER-THE-COUNTER DERIVATIVES

The Group’s positions in derivatives, discussed above, include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equities and credit instruments.

The following table sets forth the distributions, by maturity, of the Group's exposure with respect to over-the-counter derivatives receivables:
December 31, 2004, in CHF bn	Less than 1 year	1-5 years	More than 5 years	Positive replacement value

Interest rate products	9.4	61.4	103.4	174.2
Foreign exchange products	30.9	12.8	8.9	52.6
Precious metals products	0.2	0.5	0.2	0.9
Equity/index-related products	2.9	8.8	1.8	13.5
Other products	0.2	4.0	1.5	5.7

Total derivative instruments	43.6	87.5	115.8	246.9

Netting agreements 1)				(189.8)

Total derivative instruments, net positive replacement value 1)				57.1

1) Taking into account legally enforceable netting agreements.

The following table sets forth the Group's exposure with respect to over-the-counter derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by our internal credit department.
December 31, 2004, in CHF bn	Net positive replacement value

AAA	17.9
AA	16.7
A	10.1
BBB	8.3
BB or lower	4.1

Total derivative instruments, net positive replacement value	57.1

Where collateral is held in respect of a specific derivative position, the rating reflects that of the collateral held.

For further information on derivatives, refer to note 36 of the Notes to the consolidated financial statements.

Related Party Transactions

We also enter into related party transactions with our directors, officers and employees and those of our subsidiaries. For further information relating to these transactions, refer to note 35 of the Notes to the consolidated financial statements.

Recently Issued Accounting Standards

For a discussion of recently issued US accounting standards, refer to notes 1 and 2 of the Notes to the consolidated financial statements.

Liquidity and Capital Resources

Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity

Organization

Although we have operated through separate business units and segments, liquidity and capital needs are addressed according to the four major legal entities: the Winterthur legal entity for the Non-Life and Life & Pensions segments, the Credit Suisse legal entity for the Private Banking and Corporate & Retail Banking segments, the Credit Suisse First Boston legal entity for the Institutional Securities and Wealth & Asset Management segments and the Credit Suisse Group legal entity as the holding company of these three subsidiaries. When we refer in this section to Credit Suisse Group, Credit Suisse First Boston, Credit Suisse and Winterthur, we mean the Credit Suisse Group legal entity, the Credit Suisse First Boston legal entity, the Credit Suisse legal entity and the Winterthur legal entity, respectively.

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

The above discussion reflects the current organizational set up at Credit Suisse Group. As announced at its December 7, 2004 Investor Day held in Zurich, Credit Suisse Group plans to create a fully integrated bank, combining the current business units Credit Suisse and Credit Suisse First Boston, in a process that is expected to take between 18 months and two years. The merger will allow the liquidity and capital of the combined entity to be managed on a collective basis, but given the high level of coordination that currently exists between these two entities, no fundamental change in practice is expected at this time.

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

Credit Suisse Group received total dividends of approximately CHF 2,700 million for the 2004 financial year, compared with CHF 900 million for the 2003 financial year and CHF 1,590 million for the 2002 financial year. In 2004, the Group did not have a formal share buy-back program, but does from time to time repurchase shares for the purpose of satisfying its obligations under its employee compensation plans.

Subject to approval of the Annual General Meeting 2005, the Board of Directors has decided to launch a share repurchase program for a value of up to CHF 6 billion. The program will commence after the Annual General Meeting 2005 and will last for a maximum of two years. The registered shares bought back via a second trading line on virt-x will be cancelled.

In respect of the 2004 financial year, subject to shareholder approval, the Group will make a dividend payment in the amount of CHF 1.50 for each share ranking for dividends, or a total of approximately CHF 1,800 million. In 2003, the total capital repayment amounted to CHF 600 million. Dividend payment for the year ended December 31, 2002 was CHF 120 million.

At December 31, 2004, Credit Suisse Group and its finance subsidiaries had borrowings of CHF 15.5 billion, a decrease of CHF 0.6 billion compared to year-end 2003.

The cost of servicing debt and preferred securities issued by Credit Suisse Group and its finance subsidiaries, after taking swap transactions into consideration, was CHF 693 million in 2004, CHF 711 million in 2003 and CHF 677 million in 2002.

Credit Suisse Group maintains a shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary. At March 18, Credit Suisse Group had USD 2.0 billion available for issuance, representing the full amount of the shelf registration statement.

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

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse Group as of March 23, 2005, was as follows:
	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Stable
Moody's	-	Aa3	Stable
Standard & Poor's	A-1	A	Stable

In addition to those of Credit Suisse Group, each of our principal subsidiaries has its own ratings, which are described below.

Capital resources and capital adequacy

Our capital needs are a function of various factors, including economic, regulatory and market requirements. We define our economic capital requirement as that amount of capital needed to continue to operate our business franchise under extremely adverse conditions. We measure this requirement through the use of internally developed statistically based models designed to quantify potential risk exposure. We are also subject, on a consolidated basis, to regulatory capital requirements and the risk-based capital guidelines which are set forth in the Implementing Ordinance and are issued by the SFBC. We also adhere to the risk-based capital guidelines set forth by the BIS. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003, were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.1 billion of equity from special purpose entities, which are deconsolidated under FIN 46R. For further information about our risk-based capital guidelines, refer to Item 4 – Information on the Company – Regulation and supervision. The risk and capital position of the insurance business is taken into consideration when calculating the consolidated capital ratios. The methodology for doing so has changed with the effectiveness of the SFBC’s 2003 Decree on the capital treatment of Winterthur. According to the new decree, which came into effect on August 28, 2003, the capital charge for the insurance business is no longer reflected as an addition to risk-weighted assets but instead as a reduction to the relevant regulatory capital amounts.

For details on the components of our consolidated capital structure, refer to note 43 of the notes to the consolidated financial statements.

The following table sets forth the Group's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2004	2003

Tier 1 capital	24,596	22,287
of which non-cumulative perpetual preferred securities	2,118	2,167
Total capital	33,121	33,207
BIS Tier 1 capital ratio	12.3%	11.7%
BIS total capital ratio	16.6%	17.4%

From time to time, the SFBC and BIS propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting regulations. Such proposals or interpretations could, if implemented in the future, affect our capital ratios and the measurement of our risk-weighted assets.

Contractual cash obligations and other commercial commitments

We have contractual obligations to make future payments under long-term bonds and mortgage-backed bonds, medium-term notes, long-term, non-cancelable lease agreements and other long-term obligations. Refer to Off balance sheet arrangements for further information on future cash payments associated with our contractual obligations pursuant to certain medium- and long-term debt operating leases on a consolidated basis as of December 31, 2004.

For information on our off-balance sheet commitments, refer to note 37 of the notes to the consolidated financial statements.

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

Credit Suisse First Boston’s Corporate Treasury department is responsible for the management of capital, liquidity, long-term funding and a portion of short term funding, as well as for relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

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

Credit Suisse First Boston’s liquidity management structure operates at two levels, the “bank franchise” and the “non-bank franchise”.

First, the “bank franchise”, comprising Credit Suisse First Boston and its regulated subsidiaries, has access to funds raised directly by Credit Suisse First Boston from stable deposit-based core funds and the interbank markets, as well as secured funding via the repurchase and securities lending markets. Historically, Credit Suisse First Boston’s bank deposit base has proven extremely stable and is comprised of a diversified customer base, including retail deposits, accessed via its sister Swiss bank, Credit Suisse, as well as wholesale and institutional deposits accessed directly by Credit Suisse First Boston. In a stressed liquidity environment, Credit Suisse First Boston’s broker-dealer subsidiaries would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

Second, the “non-bank franchise”, where access to parent bank funding is limited, Credit Suisse First Boston aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for a minimum period of one year. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by Credit Suisse First Boston’s principal broker-dealer subsidiaries, which hold the majority of its consolidated assets.

The majority of Credit Suisse First Boston’s assets are held in its bank franchise. A substantial portion of these assets – principally trading inventories that support its Institutional Securities business - are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, Credit Suisse First Boston has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, Credit Suisse First Boston may carry significant levels of trading inventories. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on Credit Suisse First Boston’s own balance sheet.

Assets held in Credit Suisse First Boston’s non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in Credit Suisse First Boston’s broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of Credit Suisse First Boston is the “liquidity barometer”, which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. Credit Suisse First Boston’s objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that Credit Suisse First Boston is unable to access unsecured funding, it will have sufficient liquidity for an extended period. Credit Suisse First Boston believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business.

For the non-bank franchise, Credit Suisse First Boston’s objective is to ensure that the liquidity barometer equals or exceeds a time horizon of one year. In the case of the bank franchise, the objective is to ensure the liquidity barometer equals or exceeds 120 days. The different time horizons reflect the relative stability of the unsecured funding base of each funding franchise. In the non-bank franchise, liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that Credit Suisse First Boston believes access to these markets could be quickly diminished. Conversely, the bank franchise’s retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters Credit Suisse First Boston uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or “haircut,” reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. Credit Suisse First Boston regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn.

The bank franchise maintains a large secondary source of liquidity, principally through Credit Suisse First Boston’s principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. Credit Suisse First Boston continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

Credit Suisse First Boston’s liquidity planning and management focuses on maintaining a liquidity cushion so that it may continue to conduct its business for an extended period in the event of a crisis. Credit Suisse First Boston’s liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption

– Stage II – Unsecured markets partially inaccessible

– Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Corporate Treasury to activate the contingency plan. The Liquidity Crisis Committee’s membership includes senior business line, funding and finance department management and this committee would meet frequently throughout the crisis to ensure the plan is executed.

In 2004, Credit Suisse First Boston (USA), Inc. chose not to renew its previously outstanding unsecured 364-day USD 1.0 billion revolving credit facility with various banks. Credit Suisse First Boston, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2004, Credit Suisse First Boston maintained 7 such credit facilities that collectively totaled USD 3.2 billion (at March 3, 2005 there were 6 facilities totaling USD 3.2 billion). These facilities require Credit Suisse First Boston’s various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that Credit Suisse First Boston believes will not impair its ability to obtain funding. In March 2005, Credit Suisse First Boston entered into a facility totaling USD 500 million, maturing in March 2006.

Funding sources and strategy

The bank franchise’s assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Unsecured funding is accessed through Credit Suisse First Boston’s substantial and historically stable core deposit base, and borrowings in the wholesale and institutional deposit markets, as well as from its Swiss bank affiliate, Credit Suisse, which has access to retail deposit markets. Additionally, Credit Suisse First Boston issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise’s assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Credit Suisse First Boston typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital markets borrowings and shareholders’ equity. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to “Funding Activity Highlights.”

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholders’ equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities or LIBOR, depending upon prevailing market conditions. Credit Suisse First Boston continually aims to broaden its funding base by geography, investor and funding instrument.

Credit Suisse First Boston lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. Credit Suisse First Boston generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Alternatively, subordinated financing to regulated subsidiaries is extended on a term basis and Credit Suisse First Boston structures its long-term borrowings with maturities that extend beyond those of its subordinated advances to subsidiaries and affiliates.

Additionally, Credit Suisse First Boston generally funds investments in subsidiaries with shareholders’ equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, Credit Suisse First Boston enters into subordinated long-term borrowings. At December 31, 2004, it had consolidated long-term debt of approximately CHF 82.4 billion, with approximately CHF 11.4 billion representing subordinated debt.
Funding Activity Highlights

In the non-bank funding franchise, Credit Suisse First Boston (USA), Inc. issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

Credit Suisse First Boston (USA), Inc. maintains a USD 15 billion shelf registration statement on file with the SEC, which was established in June 2004 and allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities. At March 16, 2005, USD 11.5 billion was available for issuance.

For the year ended December 31, 2004, CSFB (USA), Inc. issued USD 1.1 billion in medium term notes, USD 1.0 billion of 5 1/4 % notes due 2014, USD 1.4 billion of 4.7% notes due 2009 under its then existing USD 10 billion shelf registration. CSFB (USA), Inc. also issued USD 2.0 billion of 4 7/8 % notes due 2015, USD 1.0 billion of 4 1/4 % notes due 2010 and USD 0.5 billion floating rate notes due 2010 under its current USD 15 billion shelf registration statement. Credit Suisse First Boston (USA), Inc. did not issue any medium-term notes under its USD 5 billion Euromarket program established in July 2001.

During the year ended December 31, 2004, Credit Suisse First Boston (USA), Inc. repaid approximately USD 2.3 billion of medium-term notes and USD 68 million of structured notes.

As noted in the previous sections, the bank funding franchises’ principal source of unsecured funding is through Credit Suisse First Boston’s substantial and historically stable core deposit base, and through the interbank markets. Long-term unsecured funding is provided through the issuance of qualifying regulatory capital in the form of subordinated debt. During the year ended December 31, 2004, CSFB did not issue any new subordinated debt.

Credit ratings

As described above under Credit Suisse Group Consolidated and Credit Suisse Group Legal Entity – Credit ratings, the cost and availability of unsecured external funding is generally a function of our credit ratings. Credit ratings are especially important to Credit Suisse First Boston when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives.

A reduction in credit ratings could limit Credit Suisse First Boston’s access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its liquidity planning takes into consideration those contingent events associated with a reduction in its credit ratings.

In October 2004, Fitch Ratings changed the ratings outlook for Credit Suisse First Boston from Negative to Stable.

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse First Boston and Credit Suisse First Boston (USA), Inc. as of March 23, 2005, was as follows:
	Short-Term	Long-Term	Outlook

CSFB
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Stable
CSFB (USA), Inc.
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Stable

Capital resources and capital adequacy

Certain of Credit Suisse First Boston’s businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on various asset classes, including but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Credit Suisse First Boston’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business divisions as well as the regulatory capital requirements of its subsidiaries. Based upon these analyses, CSFB believes that its debt and equity base is adequate for current operating levels.

As a Swiss bank, Credit Suisse First Boston is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. Credit Suisse First Boston also adheres to the risk-based capital guidelines set forth by the BIS. The SFBC has advised the Group that Credit Suisse First Boston may continue to include as Tier 1 capital CHF 5.7 billion of equity from special purpose entities, which are deconsolidated under FIN 46R.

At Credit Suisse First Boston, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. As of January 1, 2004, all calculations were performed on the basis of financial reporting under US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). All calculations through December 31, 2003 were performed on the basis of Swiss GAAP.

The following table sets forth Credit Suisse First Boston's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2004	2003

Tier 1 capital	11,159	12,062
of which non-cumulative perpetual preferred securities	1,005	1,025
Total capital	19,579	20,968
BIS Tier 1 capital ratio	12.1%	13.6%
BIS total capital ratio	21.2%	23.6%

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. For further information relating to capital ratios, refer to Item 4 – Information on the Company – Regulation and supervision.

Credit Suisse First Boston’s wholly owned subsidiary, Credit Suisse First Boston LLC is a registered broker-dealer, registered futures commission merchant and member firm of the NYSE. Accordingly, it is subject to the minimum net capital requirements of the SEC, the NYSE and the Commodity Futures Trading Commission (“CFTC”). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than the greater of two percent of aggregate debit balances arising from customer transactions or four percent of the funds required to be segregated pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. As of December 31, 2004, the CFTC’s minimum net capital requirement was greater than the SEC’s minimum net capital requirement. As of December 31, 2004, Credit Suisse First Boston LLC’s net capital of approximately USD 3.2 billion was 60.5% of aggregate debit balances and in excess of the CFTC’s minimum requirement by approximately USD 3.0 billion. Our OTC Derivatives Dealer, Credit Suisse First Boston Capital LLC, is also subject to the uniform net capital rule, but calculates its net capital requirements based on value at risk pursuant to Appendix F of Rule 15c3-1.

Other subsidiaries of Credit Suisse First Boston are subject to capital adequacy requirements. At December 31, 2004, CSFB and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

For further information on bank regulation, refer to Item 4 – Information on the Company – Regulation and supervision.

Credit Suisse Legal Entity

Organization

Funding for Credit Suisse is managed by the Division Treasury/ALM and overseen by an Asset and Liability Management Committee or ALCO. This committee includes senior executives of the banking business of Credit Suisse as well as one senior risk officer of the Group. The ALCO meets on a monthly basis and reviews the current and prospective funding for Credit Suisse as well as the capital position and balance sheet development. It also monitors the adherence to internal risk limits and to the capital and liquidity ratios set in accordance with the guidelines of the SFBC.

The treasury function of Credit Suisse is centrally operated and monitors the daily liquidity and risk profile of Credit Suisse. Limits for interest rate and market risks are established by the ALCO and ultimately approved by the Board of Directors of Credit Suisse. The size of the limits depends on the natural variations of assets and liabilities, net interest income and general market conditions.

Liquidity management

Liquidity management principles applied by Credit Suisse aim to ensure that obligations from the withdrawal of deposits, drawings on committed and uncommitted credit lines and fixed maturity run offs can be met at any time. The liquidity position is calculated and monitored on a daily basis for cash management and liquidity planning purposes and is regularly tested against various scenarios as part of a liquidity contingency planning framework. The contingency plan lists a range of internal and market related monitoring tools which define stress levels as well as related early warning signals and ultimately provides a menu of solutions, which the firm’s Liquidity Crisis Committee can choose from in the event of a liquidity crisis. A portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only, is one of the key elements of the liquidity contingency plan. The liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide sufficient liquidity for an extended period in case of distressed market conditions. This allows Credit Suisse to pursue its activities according to its business plans without any disruption.

Funding sources and strategy

The majority of Credit Suisse’s assets consist of residential and commercial mortgages and secured and unsecured advances to a wide rage of borrowers including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. Generally, these assets are in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, by customer type and by instrument.

Credit Suisse also benefits from a very strong retail and private customer deposit base, which is well diversified across customer categories, funding types and geography. Consistent with the nature of the loan portfolio, the type of instruments include time deposits and deposits callable on demand. While the contractual maturity of such deposits is typically under three months, these deposits have historically shown remarkable stability even under extreme market conditions. Additional sources of funding include short-term inter-company borrowings from Group entities (Credit Suisse First Boston and Winterthur) on a secured and unsecured basis.

Credit Suisse has become the main source of Swiss franc funding within Credit Suisse Group, hence strengthening the entity’s position in the Swiss franc inter-bank market with direct access to both secured and unsecured wholesale funding.

Credit Suisse has traditionally issued long-term subordinated debt into the Swiss or European markets to obtain supplementary capital. At December 31, 2004, it had long-term debt (including the current portion) of CHF 4.5 billion, with CHF 3.3 billion representing third-party subordinated debt.

In 2004, Credit Suisse borrowed a total of CHF 700 million from Credit Suisse Group on a subordinated basis.

Credit ratings

Customer deposits are generally less sensitive to changes in a bank’s credit ratings. We therefore believe that a moderate change in Credit Suisse’s ratings would not impair its funding sources.

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse as of March 23, 2005, was as follows:
	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Stable

Capital resources and capital adequacy

As a Swiss bank, Credit Suisse is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. Credit Suisse also adheres to the risk-based capital guidelines set forth by the BIS. All calculations through December 31, 2004 were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases all its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). For further information relating to these capital ratios, refer to Item 4 – Information on the Company – Regulation and supervision.

The following table sets forth Credit Suisse's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2004	2003

Tier 1 capital	8,132	7,362
Total capital	11,027	10,630
BIS Tier 1 capital ratio	8.9%	8.2%
BIS total capital ratio	12.0%	11.8%

“Winterthur” Swiss Insurance Company

Organization

Winterthur generally manages its liquidity and capital resources on an independent basis, largely separate from the Credit Suisse Group operation. These treasury operations are the responsibility of the Chief Investment Officer, or CIO, of Winterthur. Local country CIOs and treasurers work within the guidelines set by the Winterthur head office and report to their Winterthur head office counterparts.

Liquidity management

Overall liquidity needs are typically met through active day-to-day cash management that seeks to match anticipated cash inflows with budgeted cash requirements. In addition, Winterthur’s liquidity needs are taken into account in the strategic asset allocation of its investment portfolios, which is based on asset and liability management considerations.

Funding sources and strategy

The principal sources of funds for Winterthur are premiums from the insurance businesses, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments and, to a lesser extent, external borrowings. The liquidity requirements of Winterthur include benefits, surrenders and claims, operating expenses, interest and borrowings, purchases of investments and dividends to the Credit Suisse Group legal entity. In order to keep its capital at appropriate levels, “Winterthur” Swiss Insurance Company did not pay a dividend to Credit Suisse Group in 2004.

Winterthur generally has not accessed the debt capital markets on a regular basis. See note 26 of the Notes to the consolidated financial statements for additional information relating to long-term debt.

Rating agency ratings

Rating agencies can assign two types of ratings to insurance companies: Insurer Financial Strength (IFS) ratings and credit ratings.

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

Insurance agents and brokers, risk managers, financial planners, pension fund advisors, individual policyholders and claimants may use these ratings as an unbiased viewpoint as to the “Winterthur” Swiss Insurance Company’s financial viability in support of insurance placement and buying decisions.

In contrast, borrowing costs and, when required, access to debt capital markets, depend significantly on credit ratings. These ratings provide an assessment of overall credit quality at the unsecured senior level and the ability of an insurer to meet related obligations.

Winterthur's insurer financial strength ratings as of March 23, 2005, were as follows:
	Insurer financial strength	Outlook

A.M. Best	A-	Stable
Fitch IBCA Ltd.	A+	Rating Watch Negative
Moody's	A1	Negative
Standard & Poor's	A-	Stable

Solvency and capital adequacy

Winterthur’s capital requirements incorporates a combination of regulatory, market and economic requirements; the highest requirement defines the constraint and drives the amount of capital it needs to maintain. Winterthur’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support anticipated operational requirements. The economic capital requirement is defined by the Credit Suisse Group’s internal standards. In order to fulfill regulatory requirements, all of Winterthur’s subsidiaries calculate their solvency on a local country level, generally on an annual basis. Internally, they review their solvency position on a quarterly basis. At December 31, 2004, all of Winterthur’s insurance subsidiaries met their local solvency requirements.

As an insurance company, Winterthur is subject to supervision by the Swiss insurance regulator, the Bundesamt für Privatversicherungen (BPV) on a consolidated basis, as well as in respect of the individual Swiss operating companies. During 2003, Winterthur negotiated a new consolidated Group supervision decree with the BPV, which covers the provision of information and reporting of the Group’s solvency position. The BPV group solvency calculation, which came into force on January 1, 2004 and replaced the group solvency under the European Union (EU) Group solvency directive, is very similar in concept to the EU Group model, but differs in detail, with the aim of reducing complexity. The available capital under the new model is based on US GAAP consolidated equity. The capital requirements follow Swiss statutory requirements, which are identical to those of the EU. As of year-end 2004, the Group’s BPV available solvency capital exceeded the minimum required solvency margin.

Information Required by Industry Guide 3

Selected statistical information

The tables below set forth selected statistical information extracted from the consolidated financial statements.

Average balances and interest rates

The following tables set forth average interest-earning assets, average interest-bearing liabilities and average rates for the years presented. Month end balances were predominately used in computing the averages disclosed below. We believe these amounts approximate daily averages.
	2004			2003			2002

Year ended December 31, in CHF m except where indicated	Average balance	Interest income	Average rate in %	Average balance	Interest income	Average rate in %	Average balance	Interest income	Average rate in %

Assets
Cash and due from banks
Switzerland	1,843	24	1.30%	6,569	42	0.64%	4,203	88	2.09%
Foreign	15,326	243	1.59%	12,948	94	0.73%	15,889	187	1.18%
Interest bearing deposits with banks
Switzerland	237	1	0.42%	851	12	1.41%	981	32	3.26%
Foreign	4,260	73	1.71%	1,553	34	2.19%	2,139	29	1.36%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	11,266	298	2.65%	7,955	220	2.77%	6,449	316	4.90%
Foreign	289,178	6,438	2.23%	252,621	5,032	1.99%	281,679	7,434	2.64%
Trading assets
Switzerland	6,665	398	5.97%	9,841	273	2.77%	10,916	572	5.24%
Foreign	286,063	12,168	4.25%	228,068	10,501	4.60%	202,116	10,425	5.16%
Investment securities
Switzerland	41,394	1,551	3.75%	38,161	1,530	4.01%	37,558	1,409	3.75%
Foreign	61,200	2,384	3.90%	62,018	2,613	4.21%	64,178	2,455	3.83%
Loans
Switzerland	122,904	3,635	2.96%	120,876	4,106	3.40%	120,261	4,596	3.82%
Foreign	61,883	2,395	3.87%	60,847	2,728	4.48%	64,038	2,797	4.37%
Other interest-earning assets
Switzerland	3,809	148	3.89%	5,013	108	2.15%	4,579	72	1.57%
Foreign	47,753	1,217	2.55%	36,629	1,069	2.92%	48,244	1,787	3.70%

Interest-earning assets	953,781	30,973	3.25%	843,950	28,362	3.36%	863,230	32,199	3.73%

Specific allowance for losses	(4,935)			(7,347)			(8,496)
Non-interest-earning assets	173,547			206,524			215,125
Discontinued operations	0			2,398			18,164

Total assets	1,122,393			1,045,525			1,088,023

Percentage of assets attributable to foreign activities	78.73%			76.84%			78.79%

	2004			2003			2002

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %

Liabilities
Deposits of banks
Switzerland	5,420	45	0.83%	19,446	161	0.83%	20,750	218	1.05%
Foreign	66,330	1,357	2.05%	37,620	932	2.48%	33,343	692	2.08%
Deposits of non-banks
Switzerland	98,754	605	0.61%	85,267	557	0.65%	89,099	1,076	1.21%
Foreign	114,784	2,028	1.77%	91,045	1,754	1.93%	114,510	2,399	2.10%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	19,657	345	1.76%	19,617	278	1.42%	14,858	415	2.79%
Foreign	247,585	5,543	2.24%	215,431	4,377	2.03%	252,596	7,091	2.81%
Trading liabilities
Switzerland	2,020	22	1.09%	5,005	105	2.10%	4,304	338	7.85%
Foreign	109,263	5,242	4.80%	119,733	4,723	3.94%	98,804	3,990	4.04%
Short-term borrowings
Switzerland	1,903	35	1.84%	1,264	41	3.24%	97	2	2.06%
Foreign	13,648	208	1.52%	11,601	298	2.57%	12,034	236	1.96%
Long-term debt
Switzerland	11,553	384	3.32%	11,290	420	3.72%	10,929	551	5.04%
Foreign	89,078	2,590	2.91%	79,304	2,388	3.01%	91,908	3,688	4.01%
Other interest-bearing liabilities
Switzerland	2,919	38	1.30%	3,281	75	2.29%	4,213	62	1.47%
Foreign	16,690	565	3.39%	7,818	528	6.75%	4,142	433	10.45%

Interest-bearing liabilities	799,604	19,007	2.38%	707,722	16,637	2.35%	751,587	21,191	2.82%

Non-interest-bearing liabilities	286,393			300,852			282,896
Discontinued operations	0			2,070			15,775

Total liabilities	1,085,997			1,010,644			1,050,258

Shareholders' equity	36,396			34,881			37,765

Total liabilities and shareholders' equity	1,122,393			1,045,525			1,088,023

Percentage of liabilities attributable to foreign activities	78.53%			76.02%			79.48%

Prior years have not been adjusted for discontinued operations.

The following table sets forth net interest income and the interest rate spread:
	2004		2003		2002

Year ended December 31	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %

Switzerland	4,581	2.20%	4,654	2.20%	4,423	2.00%
Foreign	7,385	0.60%	7,071	0.70%	6,585	0.60%

Total net	11,966	0.80%	11,725	1.00%	11,008	0.90%

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

The following table shows selected margin information:
	Average rate

Year ended December 31	2004	2003	2002

Switzerland	2.44%	2.46%	2.39%
Foreign	0.96%	1.08%	0.97%

Net interest margin	1.25%	1.39%	1.28%

Prior years have not been adjusted for discontinued operations.

In 2004, the Swiss domestic interest rate spread remained stable at 2.2%, reflecting a relatively stable interest rate environment. The foreign interest rate spread decreased by 0.1% also reflected a generally stable interest rate environment.

Generally, interest rates were still falling in 2004 but less rapidly compared to 2003. The most significant rise in average interest occurred in domestic trading assets, which changed from 2.8% in 2003 to 6.0% in 2004. Conversely, interest on domestic trading liabilities fell from 8.0% in 2002 to 2.1% in 2003 and stood at 1.1% for 2004.

The Swiss domestic interest rate spread for 2004 remained unchanged at 2.2% compared to 2003, reflecting the stable interest rate environment in Switzerland. The foreign interest rate spread decreased slightly from 0.7% in 2003 to 0.6% in 2004.
Analysis of changes in net interest income

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for 2004 compared to 2003 and for 2003 compared to 2002. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.
	2004 vs. 2003			2003 vs. 2002

	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Cash and due from banks
Switzerland	(30)	12	(18)	49	(95)	(46)
Foreign	17	132	149	(35)	(58)	(93)
Interest-bearing deposits with banks
Switzerland	(9)	(2)	(11)	(4)	(16)	(20)
Foreign	59	(20)	39	(8)	13	5
Central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions
Switzerland	92	(14)	78	74	(170)	(96)
Foreign	727	679	1,406	(767)	(1,635)	(2,402)
Trading assets
Switzerland	(88)	213	125	(56)	(243)	(299)
Foreign	2,668	(1,001)	1,667	1,339	(1,263)	76
Investment securities
Switzerland	130	(109)	21	23	98	121
Foreign	(34)	(195)	(229)	(83)	241	158
Loans
Switzerland	69	(540)	(471)	23	(513)	(490)
Foreign	46	(379)	(333)	(139)	70	(69)
Other interest-earning assets
Switzerland	(26)	66	40	7	29	36
Foreign	325	(177)	148	(430)	(288)	(718)

Interest-earning assets
Switzerland	138	(374)	(236)	116	(910)	(794)
Foreign	3,808	(961)	2,847	(123)	(2,920)	(3,043)

Change in interest income	3,946	(1,335)	2,611	(7)	(3,830)	(3,837)

Prior years have not been adjusted for discontinued operations.

	2004 vs. 2003			2003 vs. 2002

	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Deposits of banks
Switzerland	(116)	0	(116)	(14)	(43)	(57)
Foreign	712	(287)	425	89	151	240
Deposits of non-banks
Switzerland	88	(40)	48	(46)	(473)	(519)
Foreign	458	(184)	274	(493)	(152)	(645)
Central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions
Switzerland	1	66	67	133	(270)	(137)
Foreign	653	513	1,166	(1,044)	(1,670)	(2,714)
Trading liabilities
Switzerland	(63)	(20)	(83)	55	(288)	(233)
Foreign	(413)	932	519	846	(113)	733
Short-term borrowings
Switzerland	21	(27)	(6)	24	15	39
Foreign	53	(143)	(90)	(8)	70	62
Long-term debt
Switzerland	10	(46)	(36)	18	(149)	(131)
Foreign	294	(92)	202	(505)	(795)	(1,300)
Other interest-bearing liabilities
Switzerland	(8)	(29)	(37)	(14)	27	13
Foreign	599	(562)	37	384	(289)	95

Interest bearing liabilities
Switzerland	(67)	(96)	(163)	156	(1,181)	(1,025)
Foreign	2,356	177	2,533	(731)	(2,798)	(3,529)

Change in interest expense	2,289	81	2,370	(575)	(3,979)	(4,554)

Change in net interest income
Switzerland	205	(278)	(73)	(40)	271	231
Foreign	1,452	(1,138)	314	608	(122)	486

Total change in net interest income	1,657	(1,416)	241	568	149	717

Prior years have not been adjusted for discontinued operations.

Deposits

Deposits by foreign depositors in Swiss offices amounted to CHF 37.2 billion, CHF 40.2 billion and CHF 34.3 billion at December 31, 2004, 2003 and 2002, respectively.

The following table presents information on deposits for the years indicated. Designation of Switzerland versus foreign is based upon location of the office recording the deposit. Month-end balances were predominantly used in computing the averages disclosed below. We believe these amounts approximate daily averages.
	2004			2003			2002

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %

Noninterest-bearing demand	10,246	–	–	17,369	–	–	8,131	–	–
Interest-bearing demand	52,183	139	0.3%	38,388	129	0.3%	35,756	208	0.6%
Savings deposits	43,605	257	0.6%	41,773	282	0.7%	38,785	446	1.1%
Time deposits	31,641	359	1.1%	32,216	350	1.1%	43,636	715	1.6%

Switzerland offices	137,675	755	0.5%	129,746	761	0.6%	126,308	1,369	1.1%

Noninterest-bearing demand	1,396	–	–	1,391	–	–	1,296	–	–
Interest-bearing demand	9,023	116	1.3%	6,471	91	1.4%	4,268	91	2.1%
Savings deposits	12	0	0.0%	11	0	0.0%	12	0	0.0%
Time deposits	148,824	3,164	2.1%	114,519	2,552	2.2%	135,245	2,925	2.2%

Foreign offices	159,255	3,280	2.1%	122,392	2,643	2.2%	140,821	3,016	2.1%

Total deposits	296,930	4,035	1.4%	252,138	3,404	1.4%	267,129	4,385	1.6%

Prior years have not been adjusted for discontinued operations.

The following table presents the aggregate of individual time deposits issued by Switzerland and foreign offices in the CHF equivalent amounts of USD 100,000 or more, together with their remaining maturities:
December 31, 2004, in CHF m	Switzerland	Foreign	Total

3 months or less	1	24,207	24,208
Over 3 through 6 months	2	2,101	2,103
Over 6 through 12 months	0	12,359	12,359
Over 12 months	48	4,834	4,882

Certificates of deposit	51	43,501	43,552

3 months or less	32,368	91,997	124,365
Over 3 through 6 months	2,121	3,169	5,290
Over 6 through 12 months	1,893	3,467	5,360
Over 12 months	1,178	10,381	11,559

Other time deposits	37,560	109,014	146,574

Total time deposits	37,611	152,515	190,126

Short-term borrowings

The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under agreements to repurchase, commercial paper, investment banking and brokerage borrowings, and other. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and investment banking and brokerage borrowings and other short-term borrowings are one year or less.

The following table shows details of the Group’s significant short-term borrowings:
Year ended December 31, in CHF m	2004	2003	2002

Central bank funds purchased and securities sold under repurchase agreements and securities lending transactions
Outstanding as of December 31	239,724	236,847	251,843
Maximum amount outstanding at any month-end during the year	309,555	255,022	290,209
Approximate average amount outstanding during the year	267,242	235,048	267,454
Interest expense for the year ended December 31	5,888	4,655	7,505
Approximate weighted-average interest rate during the year	2.2%	2.0%	2.8%
Approximate weighted-average interest rate at year-end	2.4%	1.9%	2.4%

Commercial papers
Outstanding as of December 31	8,518	7,306	4,963
Maximum amount outstanding at any month-end during the year	17,636	14,753	7,588
Approximate average amount outstanding during the year	9,357	6,674	4,859
Interest expense for the year ended December 31	148	134	125
Approximate weighted-average interest rate during the year	1.6%	2.0%	2.6%
Approximate weighted-average interest rate at year-end	2.7%	1.0%	1.1%

Other short-term borrowings
Outstanding as of December 31	6,825	4,191	5,045
Maximum amount outstanding at any month-end during the year	7,518	18,540	20,704
Approximate average amount outstanding during the year	6,194	6,191	7,272
Interest expense for the year ended December 31	96	205	114
Approximate weighted-average interest rate during the year	1.5%	3.3%	1.6%
Approximate weighted-average interest rate at year-end	1.3%	3.3%	1.8%

Prior years have not been adjusted for discontinued operations.

Investment portfolio

Investment strategy

Our investment strategy is determined within the respective asset and liability management committee of each business. Exposures to market and interest rate risk are managed by modifying the components of the investment portfolio, either directly or through the use of derivatives. For additional information, refer to the section Risk Management – Market Risk of the Annual Report 2004.

The following table presents the carrying value of financial investments:
December 31, in CHF m	2004	2003	2002

Debt securities issued by the Swiss Federal Government, cantonal or local government entities	12,937	11,840	11,437
Debt securities issued by foreign governments	28,360	34,661	45,007
Corporate debt securities	42,119	43,667	30,804
Other	10,934	9,828	12,335

Total debt securities	94,350	99,996	99,583

Prior years have not been adjusted for discontinued operations.

The following table analyzes the maturities and weighted-average yields of debt securities included in the financial investments:
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

December 31, 2004	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m

Debt securities issued by the Swiss Federal Government, cantonal or local government entities	573	1.79%	1,177	2.30%	4,779	2.34%	5,655	3.01%	12,184
Debt securities issued by foreign governments	5,149	1.83%	12,503	3.00%	5,472	5.15%	4,361	4.63%	27,485
Corporate debt securities	2,018	3.49%	12,091	4.14%	20,391	4.46%	6,521	5.05%	41,021
Other	278	2.03%	7,685	3.44%	1,837	4.54%	837	8.21%	10,637

Total debt securities	8,018	2.25%	33,456	3.49%	32,479	4.27%	17,374	4.43%	91,327

Since substantially all investment securities are taxable securities, the yields presented above are on a tax equivalent basis.

Loan portfolio

The following table shows the movements in the allowance for loan losses:
in CHF m, except where indicated	2004	2003	2002	2001	2000

Balance January 1	4,646	7,427	9,348	10,906	11,838

Switzerland	360	958	1,263	961	872
Foreign	456	728	1,931	1,713	1,328

New provisions	816	1,686	3,194	2,674	2,200

Switzerland	(295)	(548)	(383)	(439)	(526)
Foreign	(442)	(523)	(307)	(563)	(374)

Releases of provisions	(737)	(1,071)	(690)	(1,002)	(900)

Net additions charged to income statement	79	615	2,504	1,672	1,300

Commercial	(663)	(1,418)
Consumer	(197)	(315)
Public authorities	(88)	0
Lease financings	6	(7)
Switzerland	(942)	(1,740)
Banks	(1)	(55)
Commercial	(811)	(1,511)
Consumer	(13)	(22)
Public authorities	(5)	(5)
Lease financings	(9)	0
Foreign	(839)	(1,593)

Gross write-offs 1)	(1,781)	(3,333)	(3,692)	(3,720)	(3,158)

Banks	0	0
Commercial	22	28
Consumer	2	3
Switzerland	24	31
Banks	2	0
Commercial	32	17
Consumer	0	0
Foreign	34	17

Recoveries 1)	58	48	61	48	78

Net write-offs	(1,723)	(3,285)	(3,631)	(3,672)	(3,080)

Allowances acquired/(deconsolidated)	(24)	26	4	2	313
Provisions for interest	92	155	187	400	248
Foreign currency translation impact and other adjustments, net	(32)	(292)	(985)	40	287

Balance December 31	3,038	4,646	7,427	9,348	10,906

Average loan balance	184,787	181,723	184,299	198,624	192,456
Ratio of net write-offs to average loans	0.93%	1.81%	1.97%	1.85%	1.60%

Prior years have not been adjusted for discontinued operations.
1) The split of gross write-offs and recoveries by Switzerland and foreign was implemented in 2003, and has not been applied retroactively.

The following table shows the analysis of the allowance for loan losses by region and sector:
	2004		2003		2002		2001		2000

December 31	in CHF m	% of loans on each category to total loans	in CHF m	% of loans on each category to total loans	in CHF m	% of loans on each category to total loans	in CHF m	% of loans on each category to total loans	in CHF m	% of loans on each category to total loans

Banks	0	0.0%	0	0.0%	1	0.0%	2	0.0%	10	0.0%
Commercial	1,704	0.9%	2,339	1.3%	3,365	1.9%	4,797	2.6%	6,477	3.7%
Consumer	537	0.3%	694	0.4%	927	0.5%	840	0.5%	1,185	0.7%
Public authorities	11	0.0%	29	0.0%	24	0.0%	27	0.0%	18	0.0%
Lease financings	60	0.0%	21	0.0%	22	0.0%	24	0.0%	20	0.0%

Switzerland	2,312	1.2%	3,083	1.7%	4,339	2.4%	5,690	3.1%	7,710	4.4%

Banks	8	0.0%	9	0.0%	4	0.0%	7	0.0%	18	0.0%
Commercial	655	0.4%	1,496	0.9%	3,011	1.7%	3,527	1.9%	2,900	1.6%
Consumer	49	0.0%	51	0.0%	59	0.0%	116	0.1%	163	0.1%
Public authorities	5	0.0%	7	0.0%	14	0.0%	8	0.0%	115	0.1%
Lease financings	9	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%

Foreign	726	0.4%	1,563	0.9%	3,088	1.7%	3,658	2.0%	3,196	1.8%

Total allowance for loan losses	3,038	1.6%	4,646	2.6%	7,427	4.1%	9,348	5.1%	10,906	6.2%

of which on principal	2,526	1.4%	3,837	2.2%	6,331	3.5%	7,630	4.2%	8,862	5.0%
of which on interest	512	0.3%	809	0.5%	1,096	0.6%	1,718	0.9%	2,044	1.2%

Prior years have not been adjusted for discontinued operations.
The following table summarizes gross write-offs of loans by industry:
Year ended December 31, in CHF m	2004	2003	2002	2001	2000

Financial services	34	411	135	377	449
Real estate companies	144	321	712	738	906
Other services	131	106	298	523	618
Manufacturing	298	897	590	349	238
Wholesale and retail trade	492	188	320	263	191
Construction	58	101	173	316	198
Transportation	89	316	70	384	20
Health and social services	3	29	15	80	2
Hotels and restaurants	41	48	80	120	91
Agriculture and mining	13	51	177	31	96
Telecommunications	169	459	451	9	4
Non-profit and international organizations	2	2	2	8	6

Commercial	1,474	2,929	3,023	3,198	2,819

Banks	1	55	2	12	(12)
Consumer	210	337	661	510	348
Public authorities	93	5	0	0	0
Lease financings	3	7	6	0	3

Total gross write-offs	1,781	3,333	3,692	3,720	3,158

Prior years have not been adjusted for discontinued operations.

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m, except where indicated	2004	2003	2002	2001	2000

Banks	1,558	1,254	1,416	1,877	1,843
Commercial	43,000	42,811	47,693	58,030	53,383
Consumer	76,010	70,932	65,029	58,664	56,678
Public authorities	3,894	3,419	3,107	3,898	3,184
Lease financings	2,696	3,481	3,230	2,915	2,447

Switzerland	127,158	121,897	120,475	125,384	117,535

Banks	7,233	7,876	8,841	11,941	8,743
Commercial	33,873	31,264	38,648	34,709	41,803
Consumer	18,248	19,741	18,330	17,465	14,827
Public authorities	679	797	1,586	1,769	2,207
Lease financings	130	144	165	175	2,422

Foreign	60,163	59,822	67,570	66,059	70,002

Loans, gross	187,321	181,719	188,045	191,443	187,537

Deferred expenses, net	116	106	179	267	254
Allowance for loan losses	(3,038)	(4,646)	(7,427)	(9,348)	(10,906)

Total loans, net	184,399	177,179	180,797	182,362	176,885

Percentage of allowance for loan losses	1.6%	2.6%	4.1%	5.1%	6.2%

Prior years have not been adjusted for discontinued operations.

The following table sets forth details of the loan portfolio by industry:
December 31, in CHF m	2004	2003

Financial services	20,830	17,142
Real estate companies	17,411	15,802
Other services	11,052	10,722
Manufacturing	8,910	10,594
Wholesale and retail trade	7,025	6,971
Construction	3,002	3,597
Transportation	3,005	3,068
Health and social services	1,428	1,611
Hotels and restaurants	1,439	1,583
Agriculture and mining	1,943	2,083
Telecom	559	630
Non-profit and international organizations	269	272

Commercial	76,873	74,075

Car leasing	922	936
Real estate leasing	621	798
Leasing of capital goods	1,283	1,891

Lease financings	2,826	3,625

Banks	8,791	9,130
Consumers	94,258	90,673
Public authorities	4,573	4,216

Loans, gross	187,321	181,719

Deferred expenses, net	116	106
Allowance for loan losses	(3,038)	(4,646)

Total loans, net	184,399	177,179

The following table sets forth details of the loan portfolio by time remaining until contractual maturity:
December 31, 2004, in CHF m	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	1)	Self- amortizing loans	2)	Total

Banks	121	850	587	0		0		1,558
Commercial	19,497	13,813	2,164	7,027		499		43,000
Consumer	23,098	41,348	3,855	6,397		1,312		76,010
Public authorities	959	1,831	1,065	39		0		3,894
Lease financings	0	0	0	0		2,696		2,696

Switzerland	43,675	57,842	7,671	13,463		4,507		127,158

Banks	1,165	947	5,119	2		0		7,233
Commercial	22,313	6,064	4,156	1,307		33		33,873
Consumer	9,357	1,527	6,476	716		172		18,248
Public authorities	415	171	93	0		0		679
Lease financings	0	0	16	0		114		130

Foreign	33,250	8,709	15,860	2,025		319		60,163

Loans, gross	76,925	66,551	23,531	15,488		4,826		187,321

of which fixed rate	53,631	63,602	21,015	0		4,826		143,074
of which variable rate	23,294	2,949	2,516	15,488		0		44,247

Deferred expenses, net								116
Allowance for loan losses								(3,038)

Total loans, net								184,399

1) Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2) Self-amortizing loans include loans with monthly interest and principal payments. These loans are principally consumer loans and lease financings.

Non-performing loans

For additional information about non-performing loans refer to the section Risk Management – Credit risk for the banking businesses of the Annual Report 2004.

The following table sets forth management’s estimate of non-performing loans, without giving effect to available security or related specific allowances:
						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2004	2003	2002	2001	2000	2004	2003	2004	2003

Switzerland	1,423	1,893	3,888	5,029	6,697	67	115	17	28
Foreign	348	1,084	2,485	2,989	1,531	39	67	2	15

Non-performing loans	1,771	2,977	6,373	8,018	8,228	106	182	19	43

Switzerland	1,237	1,619	1,986	2,261	3,191	83	101	0	0
Foreign	44	150	340	547	424	4	25	0	0

Non-interest earning loans	1,281	1,769	2,326	2,808	3,615	87	126	0	0

Total non-performing loans	3,052	4,746	8,699	10,826	11,843	193	308	19	43

Prior years have not been adjusted for discontinued operations.

Potential problem loans

For additional information about potential problem loans refer to the section Risk Management – Credit risk for the banking businesses of the Annual Report 2004.

December 31, in CHF m	2004	2003	2002	2001	2000

Switzerland	1,012	1,636	1,810	2,183	2,629
Foreign	491	542	1,774	2,691	3,765

Total potential problem loans	1,503	2,178	3,584	4,874	6,394

Prior years have not been adjusted for discontinued operations.

Restructured loans

						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2004	2003	2002	2001	2000	2004	2003	2004	2003

Switzerland	95	21	52	114	157	5	3	3	2
Foreign	22	262	231	0	110	3	8	1	7

Total restructured loans	117	283	283	114	267	8	11	4	9

Prior years have not been adjusted for discontinued operations.

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

The following table represents cross-border outstandings as of the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 0.75% at December 31, 2004, 2003 and 2002. Deducted from the gross outstandings are guaranteed or secured loans, provided the political and transfer risks are also covered explicitly by the guarantee or security.
in CHF m	Banks	Commercial (includes lease financings)	Consumer	Public authorities	Subtotal	Net local country assets over liabilities	Commit- ments	Total

December 31, 2004
United States	25,062	40,866	942	1,786	68,656	0	68,547	137,203
Germany	21,217	8,786	956	8,476	39,435	0	4,629	44,064
France	10,551	10,437	385	6,032	27,405	320	3,628	31,353
United Kingdom	7,868	9,437	1,433	1,017	19,755	0	5,650	25,405
The Netherlands	8,213	8,389	3,534	1,002	21,138	0	2,353	23,491
Italy	7,936	3,790	334	8,246	20,306	292	844	21,442
Cayman Islands	337	10,483	77	11	10,908	0	1,853	12,761
Luxembourg	2,195	4,431	809	170	7,605	1,731	677	10,013
Spain	2,432	1,495	64	4,790	8,781	0	308	9,089

December 31, 2003
United States	12,421	32,198	780	842	46,241	0	81,841	128,082
Germany	23,703	8,518	1,078	8,890	42,189	916	3,666	46,771
France	7,441	7,392	341	4,156	19,330	953	2,584	22,867
United Kingdom	8,103	6,916	1,049	377	16,445	0	4,758	21,203
The Netherlands	6,386	8,016	3,699	865	18,966	396	1,510	20,872
Italy	6,334	3,944	215	7,538	18,031	384	1,166	19,581
Cayman Islands	824	6,923	73	0	7,820	126	1,559	9,505
Spain	1,994	1,373	53	5,419	8,839	0	413	9,252
Japan	486	3,371	125	699	4,681	4,322	195	9,198

December 31, 2002
United States	4,046	15,734	655	2,102	22,537	53,468	86,764	162,769
Germany	44,891	11,373	707	12,461	69,432	425	4,259	74,116
United Kingdom	12,513	12,332	788	332	25,965	292	9,300	35,557
Italy	12,525	2,827	132	4,046	19,530	0	583	20,113
France	4,960	5,406	268	2,754	13,388	877	5,256	19,521
The Netherlands	4,900	6,098	1,344	1,182	13,524	258	1,058	14,840
Cayman Islands	468	10,063	246	27	10,804	0	2,308	13,112
Spain	3,482	1,634	50	3,193	8,359	0	280	8,639
Luxembourg	1,802	4,331	1,032	64	7,229	415	989	8,633
Japan	2,932	2,981	95	740	6,748	0	353	7,101

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

The estimation of the provisions for losses and LAE is a complex and dynamic process influenced by various factors. It involves considerable judgment regarding the extrapolation of past claims experience into the future, and interpretations of current and future social attitudes, current and future legislative and judicial attitudes, and other economic, political and social factors. The effects of inflation are implicitly considered through the actuarial techniques employed to estimate provisions. If management believes that such implicit estimation of future inflation based on past history does not adequately project expected future trends, explicit assumptions on future inflation are used to estimate the ultimate loss to be paid.

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

Loss development tables

The tables at the end of this section set forth the year-end provisions from 1994 through 2004 and the subsequent changes in those provisions, presented on a historical basis for our non-life insurance business.

The data in the tables are presented in accordance with reporting requirements of the SEC. Care must be taken to avoid misinterpretation by those unfamiliar with such information or familiar with other data commonly reported by the insurance industry. The accompanying data are not accident year data, but rather a display of 1994-2004 year-end provisions and the subsequent changes in those provisions.

For example, the “cumulative surplus or deficiency” shown in the accompanying tables for each year represents the aggregate amount by which original estimates of provisions as of the respective year-end have developed in subsequent years. Accordingly, the cumulative deficiency for a year relates only to provisions at that year-end and such amounts are not additive. Expressed another way, if the original provisions at the end of 1994 and each subsequent year until final settlement included CHF 4 million for a loss that is finally settled in 2004 for CHF 5 million, the CHF 1 million deficiency (the excess of the actual settlement of CHF 5 million over the original estimate of CHF 4 million) would be included in the cumulative deficiencies in each of the years 1994-2003 shown in the accompanying table.

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

Factors contributing to surpluses and deficiencies

The strengthening of provisions for asbestos, pollution and other health hazards resulted in major cumulative deficiencies in net provisions for the years 1994-1996. The deferred gain on the reinsurance of H. S. Weavers as discussed below is reflected as a cumulative surplus on the run-off of years 1994 to 1999. During 1994-1996, a part of this cumulative surplus compensates the considerable strengthening of the provisions for H. S. Weavers.

The strengthening of provisions for Spanish Motor Liability and Medical Malpractice resulted in major cumulative deficiencies in net provisions for the years 1997-2001. Major changes in the claims handling process in Spain resulted in an improvement of the estimates of the case reserves on single bodily injury claims. Spain ceased writing medical malpractice insurance during the year 2002, which reduces the inherent risk in the provisions compared to the past.

The net provisions held by our US operations at the end of the years 1999-2003 show cumulative deficiencies at year-end 2004. Those deficiencies were driven by the strengthening of the provisions for Workmen’s Compensation and General Third Party Liability. In recent years, major changes in the claims handling process resulted in improvement of the estimates of case reserves. Management believes that the current provisions are adequate.

The large multinational business portfolio, which was sold to XL Capital effective July 1, 2001, contributed substantially to the adverse development of the net provisions held as at year-end 2000. Moreover, during the year 2004, the provisions held on reinsurance assumed from disposed business were strengthened resulting in an increase in the cumulative deficiencies on all years 1994-2003.

Overall, the other market units have contributed to cumulative profits on their net provisions in the years 1995-2003 at year-end 2004.

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

As a result of this retroactive reinsurance transaction, Winterthur Group recorded a net deferred gain as of June 30, 2000 in the amount of CHF 404 million. The deferred gain resulted from the carried provision of CHF 954 million, which was net of existing reinsurance of CHF 258 million, exceeding the premium paid of CHF 550 million. The carried provision at June 30, 2000 and the respective premium paid was based on many factors, and is subject to the uncertainties described above. Specifically, the following key variables were considered:

– Range of estimated gross provisions: CHF 700 million to CHF 1,560 million including principally the consideration of policy coverages, the reasonable possibility of unfavorable jury awards and the range of magnitudes of such awards;

– Range of estimated net provisions: CHF 505 million to CHF 1,144 million, after consideration of reinsurance recoveries under treaties with other reinsurers;

– Estimated settlement period: up to a maximum of 40 years, estimated at a mean term of between six and eight years, and payment patterns within this period; and

– Range of discount rates: 6% to 7%.

Management’s best estimate for the provision was determined based on a relative weighting of the factors identified above. Based on an external review performed in August 2003 management updated its estimates as of December 31, 2003 as follows:

– Estimated undiscounted gross provisions of CHF 639 million, within a range of estimated gross provisions between CHF 492 million and CHF 1,052 million; and

– Estimated undiscounted net provisions of CHF 498 million, within a range of estimated net provisions between CHF 377 million and CHF 840 million.

Management’s estimates of the ultimate cost have not changed during the year 2004, as such the deferred gain as at December 31, 2004 amounts to CHF 140 million, adjusted for currency exchange rate differences (2003: CHF 153 million). The remaining deferred gain will be amortized to income over the settlement period.

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

The following table shows the amount of discounted provisions held and discount amounts by country:
	Undiscounted reserves		Discount amounts		Discounted reserves		Discount rate

December 31, in CHF m, except where indicated	2004	2003	2004	2003	2004	2003	2004	2003

Switzerland	1,424	1,305	540	495	884	810	3.3%	3.3%
Belgium	2,488	2,482	1,336	1,336	1,152	1,146	3.3%	3.3%
Other	91	102	27	32	64	70	6.0%	6.0%

Total	4,003	3,889	1,903	1,863	2,100	2,026	–	–

Acquired business

During 2001, Winterthur Group acquired CGU in Belgium. Their provisions are included in the following tables from 2001 onwards.

Divested business

All the data relating to divested businesses have been excluded from the following tables in accordance with reporting requirements of the SEC except for some portfolio sales. As they were not managed separately from the remaining business, they could not be excluded historically from the following tables. Their elimination is reflected as a payment. For additional information on divested businesses refer to note 3 in the Notes to the consolidated financial statements.

The following table presents an analysis of the development of the consolidated provisions for losses and LAE, net of reinsurance recoverables. Net provisions at December 31 for the period from 1994 through 2004 and the subsequent changes in those provisions are as follows:
December 31, in CHF m	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Provisions for unpaid losses and LAE, net	7,250	8,081	9,911	10,882	11,195	11,722	11,223	11,204	12,086	13,103	13,779
Net paid (cumulative) as of:
One year later	1,546	2,051	2,339	2,325	2,571	3,317	3,788	2,294	2,931	2,761
Two years later	2,466	3,136	3,460	3,578	4,345	5,159	4,960	3,667	4,218
Three years later	3,065	3,792	4,279	4,920	5,611	5,917	5,902	4,477
Four years later	3,531	4,375	5,379	5,832	6,166	6,640	6,595
Five years later	3,971	5,286	5,991	6,230	6,727	7,196
Six years later	4,792	5,714	6,293	6,685	7,190
Seven years later	5,117	5,927	6,653	7,075
Eight years later	5,293	6,192	6,964
Nine years later	5,512	6,435
Ten years later	5,709
Net liability re-estimated as of:
One year later	6,973	8,624	10,094	10,644	11,414	11,479	11,383	11,004	12,404	13,001
Two years later	7,484	8,816	9,981	10,659	10,892	11,440	11,518	11,264	12,572
Three years later	7,716	8,789	10,038	10,277	10,844	11,365	11,792	11,452
Four years later	7,742	8,895	9,682	10,235	10,780	11,593	11,799
Five years later	7,888	8,552	9,671	10,190	10,952	11,627
Six years later	7,559	8,504	9,566	10,330	10,991
Seven years later	7,526	8,400	9,679	10,351
Eight years later	7,401	8,473	9,720
Nine years later	7,446	8,524
Ten years later	7,512

Cumulative surplus/ (deficiency)	(262)	(443)	191	531	204	95	(576)	(248)	(486)	102

Cumulative surplus/ (deficiency) excluding foreign exchange	(256)	(69)	133	597	309	(117)	(766)	(532)	(410)	(22)

The following table presents an analysis of the development of the consolidated provisions for losses and LAE, gross of reinsurance recoverables. Gross provisions at December 31 for the period from 1994 through 2004 and the subsequent changes in those provisions are as follows:
December 31, in CHF m	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Provisions for unpaid losses and LAE, gross	7,980	8,871	10,863	12,088	12,569	13,632	14,053	13,712	14,063	14,678	14,933
Gross paid (cumulative) as of:
One year later	1,769	2,274	2,565	2,667	2,769	3,219	4,984	3,063	3,423	3,263
Two years later	2,719	3,458	3,872	4,012	4,119	5,669	6,433	4,859	5,165
Three years later	3,457	4,272	4,768	4,892	5,588	6,638	7,662	6,090
Four years later	4,034	4,909	5,382	5,958	6,306	7,601	8,674
Five years later	4,529	5,322	6,095	6,497	7,094	8,377
Six years later	4,833	5,843	6,524	7,158	7,701
Seven years later	5,276	6,166	7,082	7,643
Eight years later	5,542	6,481	7,461
Nine years later	5,810	6,789
Ten years later	6,069

Gross liability re-estimated as of:
One year later	7,716	9,532	11,224	12,033	12,884	13,738	14,725	13,598	14,425	14,565
Two years later	8,234	9,848	11,170	12,059	12,465	13,677	14,360	13,972	14,498
Three years later	8,650	9,870	11,303	11,925	12,359	13,310	14,605	13,981
Four years later	8,722	10,081	11,165	11,830	12,031	13,513	14,648
Five years later	9,005	9,963	11,106	11,497	12,207	13,553
Six years later	8,935	9,907	10,792	11,613	12,216
Seven years later	8,888	9,605	10,890	11,598
Eight years later	8,601	9,536	10,878
Nine years later	8,500	9,512
Ten years later	8,467

Cumulative surplus/ (deficiency)	(487)	(641)	(15)	490	353	79	(595)	(269)	(435)	113

Cumulative surplus/ (deficiency) excluding foreign exchange	(622)	(328)	(200)	433	360	(232)	(896)	(697)	(381)	(25)

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Information on Credit Suisse Group’s Directors, Senior Management and Employees is set forth under the caption Corporate Governance in the Annual Report 2004 on pages 232 to 272 and such information is incorporated herein by reference.

For information on compensation please refer to notes 32 and 33 of the Notes to the consolidated financial statements in the Annual Report 2004.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Information on Credit Suisse Group’s Major Shareholders and Related Party Transactions is set forth under the caption Corporate Governance on pages 232 to 272 in the Annual Report 2004, in particular page 234 Major Shareholders, and note 35 in the Notes to the consolidated financial statements, and such information is incorporated herein by reference.

Item 8: Financial information

Consolidated financial statements

Please refer to the section Financial Information of the Annual Report 2004.

Legal proceedings

We are involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We believe, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of Credit Suisse Group as a whole, but could be material to our operating results for any particular period. For additional information about legal proceedings involving Credit Suisse First Boston (USA), Inc., our indirectly wholly owned subsidiary, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by Credit Suisse First Boston (USA), Inc. with the SEC.

World War II settlement

Swiss banking settlement

In October 1996, several class action lawsuits were brought against us and another Swiss bank in the United States District Court for the Eastern District of New York. In January 1999, an agreement was signed with various Jewish groups and the lawyers representing the US class action plaintiffs on a global settlement that would resolve all claims against all Swiss businesses with the exception of certain named life insurance carriers, including our subsidiary Winterthur Life, relating to the World War II era. On July 26, 2000, the court approved the global settlement, and on November 22, 2000, the court adopted a plan for distributing the settlement funds. The full and conclusive settlement committed the defendant Swiss banks to pay USD 1.25 billion under certain terms and conditions. We committed to pay up to one-third of this sum. On November 23, 2000, we paid the final installment into an escrow fund. A small number of persons have elected to opt out of the settlement and not to participate in the class action. Such persons’ claims were not released by the settlement. Therefore, the settlement has entered into effect. Accordingly, the settlement money paid into the escrow fund has been transferred to a settlement fund that is fully under the control of the court and class plaintiffs’ counsel. In June 2004, after the presiding judge recused himself from adjudicating contested matters that affect the interests of Swiss banks, we and another Swiss bank entered into an agreement with the plaintiff settlement class, memorialized in a Memorandum to File approved by the court which should finally resolve all pending issues.

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

South Africa LITIGATION

Two purported class actions have been filed in the United States District Court for the Southern District of New York, alleging that we and numerous other defendants are liable under international and US law by virtue of having done business in South Africa during the apartheid era prior to 1995. In one of these cases, the complaint has since been amended to delete us as a defendant. In addition, another case that is not a class action has been filed in the United States District Court for the Eastern District of New York in respect of the same allegations. These cases (and similar cases against others) have been transferred to the Southern District of New York for coordinated pre-trial proceedings. We have been served with process in the non-class action case, and we joined in a motion to dismiss that case. Motions to dismiss these three sets of cases were fully briefed and argued. Both the South African government and the US government filed papers supporting dismissal of plaintiffs’ claims. In November 2004, the court granted the motions to dismiss. Plaintiffs in all three sets of dismissed cases have taken steps to initiate appeals to the Court of Appeals for the Second Circuit.

Another case that is not a class action was filed in the Eastern District of New York and names a number of corporate defendants including Credit Suisse First Boston, which has been served. This case was transferred to the Southern District of New York and has effectively been stayed pending resolution of matters in the earlier filed cases discussed above.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, Credit Suisse First Boston LLC, an affiliate and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, Credit Suisse First Boston LLC, an affiliate and other defendants moved to dismiss the consolidated class action complaints. On February 19, 2003, the district court denied the motion as to Credit Suisse First Boston LLC, an affiliate and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. On September 2, 2003, the plaintiffs filed an omnibus motion for class certification in all of these actions. By agreement among the parties and the district court, six cases were selected as focus cases for class certification purposes. The underwriter defendants opposed class certification in the six focus cases on February 24, 2004. On October 13, 2004, the district court issued an order granting in substantial part plaintiffs’ motion for class certification in each of the six focus cases. The district court stated that the order “is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions.” On October 27, 2004, the underwriter defendants in the six focus cases filed a petition for review of the class certification order in the US Court of Appeals for the Second Circuit. That petition remains pending and discovery is proceeding in the case. Separately, in June 2003, the plaintiffs announced a proposed settlement of their claims against the issuer defendants and the issuers’ officers and directors. In June 2004, the plaintiffs and settling issuer and individual defendants moved for preliminary approval of the settlement. In an order dated February 15, 2005, the district court preliminarily approved the settlement.

Since March 2001, Credit Suisse First Boston LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the US District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer’s shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged “tie-in” arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, Credit Suisse First Boston LLC and the other defendants moved to dismiss the amended complaint. On November 3, 2003, the district court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. The plaintiffs subsequently appealed that decision to the US Court of Appeals for the Second Circuit. Oral argument on that appeal was held on December 13, 2004, and a decision remains pending.

On November 15, 2002, Credit Suisse First Boston (USA), Inc. was sued in the US District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which its affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJSC, acted as underwriter. The complaint alleges that the issuers’ IPOs were underpriced, and that DLJSC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements between DLJSC and those issuers. On September 12, 2003, Credit Suisse First Boston (USA), Inc. filed a motion to dismiss the complaint. By order dated March 9, 2004, the district court denied Credit Suisse First Boston (USA), Inc.’s motion to dismiss as to three of plaintiff’s claims, but granted the motion as to plaintiff’s claim for unjust enrichment, dismissing that claim. On February, 28, 2005, Credit Suisse First Boston (USA), Inc. served plaintiff with a summary judgment motion seeking to dismiss plaintiff’s remaining claims in the complaint.

Putative class action lawsuits have been filed against Credit Suisse First Boston LLC in the wake of publicity surrounding industry-wide governmental and regulatory investigations into research analyst practices and certain IPO allocation practices. Cases are pending against Credit Suisse First Boston LLC in the US District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Razorfish, Inc., Lantronix, Inc., Synopsys, Inc., and Winstar, Inc.The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc., Razorfish, Inc., Synopsys, Inc., and Winstar, Inc., have all been separately consolidated in the US District Court for the District of Massachusetts, and motions to dismiss have been filed in all actions.On July 27, 2004, the Synopsys action was voluntarily dismissed while Credit Suisse First Boston LLC’s motion to dismiss was pending.Credit Suisse First Boston LLC’s motion in the Winstar action was denied on August 12, 2004, and Credit Suisse First Boston LLC’s motion in the Razorfish action was denied on September 21, 2004. The actions relating to Atmel and Lantronix have been stayed pending an appellate ruling in another matter with issues relevant to these actions.

Credit Suisse First Boston LLC has been named as a defendant in a class action filed in California state court on behalf of residents of California who held shares in certain issuers for which Credit Suisse First Boston LLC had issued research reports.On March 2, 2004, Credit Suisse First Boston LLC’s motion to dismiss was granted.The plaintiffs have appealed this decision.

Credit Suisse First Boston LLC also has filed motions to dismiss in a class action filed in Missouri state court and a separate consumer fraud action brought by the West Virginia Attorney General, both relating to analyst research.Plaintiff in the Missouri action voluntarily dismissed its complaint and refiled a similar action in the US District Court for the Southern District of New York on September 20, 2004.Credit Suisse First Boston LLC filed its motion to dismiss that complaint on January 14, 2005.Credit Suisse First Boston LLC’s motion to dismiss the West Virginia action was denied on July 23, 2004; however, a controlling question of law was immediately certified to the West Virginia Supreme Court of Appeals, which accepted the question on January 19, 2005.

Enron-related litigation and inquiries

Numerous actions have been filed against Credit Suisse First Boston LLC and certain affiliates relating to Enron Corp. or its affiliates (“Enron”). On April 8, 2002, Credit Suisse First Boston LLC and its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas ( Newby, et al. v. Enron et al. ). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. A motion by Credit Suisse First Boston LLC and its affiliates to dismiss the Newby complaint was denied in December 2002, and Credit Suisse First Boston LLC and its affiliates answered the complaint, denying all liability. On May 14, 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse First Boston entities, expanded the putative class to include purchasers of certain Enron-related securities, and alleged additional violations of the federal securities laws. On March 31, 2004, Credit Suisse First Boston and its affiliates’ motion to dismiss the new claims and new entities asserted in the amended complaint was granted as to certain claims that were based on the Securities Act, but denied in other respects. On May 28, 2003, the lead plaintiff in Newby filed an amended motion for class certification of a more broadly defined class based on the amended complaint. On April 30, 2004, Credit Suisse First Boston LLC and its affiliates answered the amended complaint, denying all liability. Lead plaintiff’s motion for class certification in Newby is pending.

Several other actions filed against Credit Suisse First Boston LLC and its affiliates and other parties have been consolidated or coordinated with the Newby action and stayed as to the filing of amended or responsive pleadings pending the district court’s decision on class certification in Newby . Similarly consolidated or coordinated with Newby and stayed have been several actions against Arthur Andersen, LLP, in which Andersen brought claims for contribution against Credit Suisse First Boston LLC and its affiliates and other parties as third-party defendants.

Additional Enron-related actions have been filed in various state courts against Credit Suisse First Boston LLC and its affiliates and other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; and (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy.

In addition, several new actions were filed in November, 2004, against Credit Suisse First Boston LLC and its affiliates and other parties in both federal and state court, including: (i) a complaint in Texas federal court brought by purchasers of Enron debt securities alleging that Credit Suisse First Boston LLC and its affiliates and certain other investment banks engaged in negligence, fraud, civil conspiracy, and violations of the Texas Securities Act in connection with an Enron debt securities offering; (ii) complaints in Washington and Nevada federal court brought by electrical utility companies alleging that defendants aided and abetted fraud, engaged in civil conspiracy and misrepresentation by participating in schemes to misrepresent the financial condition of Enron, which in turn permitted Enron to enter into electricity contracts with the plaintiffs and manipulate prices in the electricity market; and (iii) a complaint in Texas state court brought by various insurers alleging that defendants engaged in civil conspiracy and fraud in violation of the Texas Business and Commerce Code and the Texas Securities Act.These cases are in the process of being consolidated or coordinated with the Newby action.

On July 16, 2004, Credit Suisse First Boston LLC and its affiliates and certain other investment banks were also sued in Texas state court by a sub-group of the limited partners that had invested in LJM2 Co-Investment, L.P., or LJM2, a now bankrupt limited partnership formed by Enron’s former Chief Financial Officer, Andrew Fastow. The plaintiffs allege, among other things, that the defendants breached their fiduciary duties, were unjustly enriched, engaged in a civil conspiracy, aided and abetted a violation of the Texas Securities Act, aided and abetted fraud, and aided and abetted breaches of fiduciary duty.

A putative class action was also brought against Credit Suisse First Boston LLC and its affiliates and other defendants on behalf of purchasers of the common stock of New Power Holdings, Inc. alleging violations of the federal securities laws. In September 2004, Credit Suisse First Boston LLC and its affiliates and the other underwriter defendants reached a settlement agreement with the plaintiffs. The terms of the settlement were approved by the court during a fairness hearing held November 30, 2004. In addition, Credit Suisse First Boston LLC and its affiliates and other underwriter defendants sought to recover a portion of the settlement by filing an indemnification claim against NewPower in NewPower’s bankruptcy proceedings in the U.S. Bankruptcy Court for the District of Delaware. On January 10, 2005, an order was entered approving a settlement of the indemnification claim.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. On November 4, 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner’s conclusions with respect to several parties, including Credit Suisse First Boston LLC and its affiliates. Enron has brought four adversary proceedings against Credit Suisse First Boston LLC and its affiliates (the principal adversary proceeding has been amended several times as recently as January 10, 2005), seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of Credit Suisse First Boston LLC and its affiliates’ claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys’ fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy.

Credit Suisse First Boston LLC and its affiliates received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. Credit Suisse First Boston LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related Litigation

Since February 2003, lawsuits have been filed against Credit Suisse First Boston LLC with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates (“NCFE”). From January 1996 to May 2002, Credit Suisse First Boston LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which were filed in (or removed to) federal courts in Arizona, Ohio, New Jersey and New York, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds, and NCFE’s placement agents, including Credit Suisse First Boston LLC. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. By orders dated November 13, 2003, January 5, 2004, and March 3, 2004, the Judicial Panel on Multidistrict Litigation (“MDL”) consolidated the matters and transferred them to the US District Court for the Southern District of Ohio for pre-trial purposes. Credit Suisse First Boston LLC has filed motions to dismiss in each of these cases. Those motions remain pending before the district court.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions in federal court in Ohio against Credit Suisse First Boston LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio corrupt practices act, claims for professional negligence and claims under the US Bankruptcy Code. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by Credit Suisse First Boston LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to Credit Suisse First Boston LLC and its affiliates under the bankruptcy plan.

UK Insurance Litigation

On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against us, Credit Suisse First Boston LLC and Credit Suisse First Boston (USA), Inc. in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving us or our subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by the Group defendants to the insurance syndicate in connection with the underwriting of the policies. On June 11, 2004, the court ordered a stay of the proceedings on the terms of a stay agreement agreed between the parties.

Adelphia Communications Corporation Litigation

Credit Suisse First Boston (USA), Inc. and certain affiliates have been named in eight civil actions brought by investors in Adelphia Communications Corporation (“Adelphia”) debt and/or equity securities concerning alleged misstatements in certain Adelphia securities offerings and in the merger of Century Communications Corporation with Adelphia in October 1999. These complaints have been consolidated in the US District Court for the Southern District of New York. Credit Suisse First Boston (USA), Inc. and its affiliates have filed, or expect to file, motions to dismiss in each of these cases.

Additionally, on July 6, 2003, a creditors’ committee filed a bankruptcy adversary proceeding on behalf of Adelphia, against certain lenders and investment banks, including Credit Suisse First Boston (USA), Inc. and its affiliates. The complaint asserts claims against Credit Suisse First Boston (USA), Inc. and its affiliates and numerous other defendants under state law, bankruptcy law and the Bank Holding Company Act. The complaint against Credit Suisse First Boston (USA), Inc. and its affiliates seeks the disallowance and/or subordination of claims or liens against Adelphia (and its assets) in its bankruptcy proceedings, and an unspecified amount of compensatory and punitive damages. The equity committee in the Adelphia bankruptcy has also filed a motion for leave to intervene in the adversary proceeding to join in many of the claims asserted by the creditors’ committee and assert additional state law claims against Credit Suisse First Boston (USA), Inc. and its affiliates and other defendants. Credit Suisse First Boston (USA), Inc. and its affiliates have moved to dismiss both the creditors’ committee and equity committee claims and those motions remain pending.

Mutual Fund Investigation

Credit Suisse First Boston LLC and certain of its current and former affiliates, including Pershing LLC, which was sold to the Bank of New York Company, Inc. in May 2003, have received subpoenas and/or requests for information from the New York Attorney General’s Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and certain of their customers. These requests are focused on the practices of market timing and late trading. Credit Suisse First Boston LLC and its affiliates are cooperating with these requests.

indemnification claim relating to sale of pershing

The Group understands that an SEC investigation focused on possible market-timing transactions cleared by Pershing for Mutuals.com and other introducing brokers is ongoing. In addition, Credit Suisse First Boston (USA), Inc. has been informed by Pershing that it is defending three putative class action lawsuits filed in the U.S. District Court for the District of Maryland and naming Credit Suisse First Boston (USA), Inc. as defendant that seek unspecified damages relating to alleged mutual fund market-timing transactions cleared through Pershing. The Bank of New Company Inc. has made a claim for indemnification against Credit Suisse First Boston (USA), Inc. relating to these lawsuits under the Pershing sale agreement on the basis that the conduct at issue is alleged to have occurred largely during the period that Pershing was owned by Credit Suisse First Boston (USA), Inc. Credit Suisse First Boston (USA), Inc. is disputing this claim for indemnification.

Dividend policy

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. Within these legal constraints, we maintain a flexible dividend policy.

For 2004, Credit Suisse Group’s Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting on April 29, 2005, and if approved, the dividend will be paid out on May 6, 2005.

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

Item 9: THE OFFER AND LISTING

Listing details

Our shares are listed on the SWX; since June 25, 2001, the principal trading market for our shares has been Virt-x. Our American Depositary Shares, or ADS, are traded on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one share on the SWX Swiss Exchange or from June 25, 2001, Virt-x, and the average daily trading volume as reported by the SXW Swiss Exchange or Virt-x:
			Shares in CHF 2)

Period	Average trading volumes	1) 2)	High	Low

2005
March (Through, March 18)	5,926,746		53.0	51.0
February	6,113,219		51.4	48.3
January	4,841,724		49.3	46.9
2004	5,687,787		49.5	37.4
Fourth quarter	5,291,224		48.2	39.7
December	4,676,128		48.2	45.0
November	6,598,212		46.4	41.5
October	4,566,386		42.5	39.7
Third quarter	5,132,031		44.5	37.4
September	4,750,782		41.7	39.6
August	5,435,055		41.4	37.4
July	5,210,256		44.5	40.0
Second quarter	5,688,911		46.4	42.6
First quarter	6,678,070		49.5	43.0
2003	6,599,622		48.7	20.7
Fourth quarter	5,614,077		48.7	42.1
Third quarter	6,241,096		48.7	34.8
Second quarter	7,889,445		39.3	23.3
First quarter	6,718,605		34.5	20.7
2002	6,828,666		73.6	20.6
2001	5,501,908		87.0	44.8
2000	4,127,853		97.1	66.4

1) Reflects trading on Virt-x since June 25, 2001.
2) Volume and price information have been adjusted retroactively to reflect the share split on August 15, 2001.

Our shares are registered with a par value of CHF 0.50 per share.

Official trading of our shares in the form of ADSs on the New York Stock Exchange began on September 25, 2001, under the symbol “CSR.”

The following table sets forth, for the periods indicated, the reported highest and lowest closing price of ADS, each representing one share, on the New York Stock Exchange, and the average daily trading volume as reported by the New York Stock Exchange:
		American Depositary Shares in USD

Period	Average trading volumes	High	Low

2005
March (Through, March 18)	239,636	45.9	43.9
February	235,289	43.5	40.5
January	230,340	42.4	39.5
2004	173,123	42.5	30.0
Fourth quarter	205,556	42.5	32.6
December	237,959	42.5	39.3
November	236,724	40.6	34.5
October	140,443	34.3	32.6
Third quarter	163,261	35.6	30.0
September	107,695	33.2	31.4
August	199,627	32.3	30.0
July	180,729	35.6	31.6
Second quarter	148,798	36.5	33.0
First quarter	174,540	40.4	33.6
2003	193,805	36.4	15.9
Fourth quarter	268,494	36.4	32.2
Third quarter	122,013	35.5	26.5
Second quarter	222,254	30.4	17.4
First quarter	161,384	24.8	15.9
2002	111,352	44.6	13.7
2001	18,829	43.0	32.6

Trading in our own shares

The Group buys and sells its own shares and derivatives on its own shares within its normal trading and market-making activities mainly through the Swiss broker-dealer operations of its Swiss banks. In the Swiss market, the Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.

The net long or short position held by the Group’s Swiss banking subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to SFBC regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to SFBC rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of the SWX and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares. Refer to Item 10 – Additional Information – Repurchase of Shares.

The Group may from time to time place orders for its own shares to satisfy obligations under various employee and management incentive plans, and potentially for shares to be used as payment in acquisitions. In addition, the Group may purchase shares with the intent of cancellation. Typically in Switzerland, the purchase of shares for cancellation is done under a separate program from the repurchase of shares to be re-issued under employment and management plans.

Subject to approval of the Annual General Meeting 2005, the Group’s Board of Directors has decided to launch a share repurchase program for a value of up to CHF 6 billion. If approved, the program will commence after the Annual General Meeting 2005 and will last for a maximum of two years. The registered shares bought back via a second trading line on Virt-x will be cancelled.

Item 10: ADDITIONAL INFORMATION

Articles of Association

For a summary of the material provisions of the Group’s Articles of Association, or AoA, and the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as they relate to the Group’s shares, refer to the summaries contained in the sections Corporate Governance – Shareholders and Corporate Governance – Changes of control and defense measures on pages 266 and 269, respectively, of the Annual Report 2004. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the AoA, copies of which are available at the Group’s office, Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

Registration and business purpose

The Group is registered as a Swiss corporation (Aktiengesellschaft) in the Commercial Register of the Canton of Zurich under the registration number CH-020.3.906.075-9 and has its registered offices in Zurich, Switzerland. The Group’s business purpose, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The Group has the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. The Group also has the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Directors

The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and officers. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and senior officers from participating in decisions that could directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision, pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents, or financing providers), other than at arms’ length, must be repaid to the corporation if the shareholder or director was acting in bad faith. The Group’s AoA provide that the Board of Directors determines the yearly remuneration of the directors. Such remuneration is determined by the Group’s Board upon recommendation of the Compensation Committee of the Group’s Board.

The Group’s AoA provide that the Board of Directors shall consist of a minimum of seven members. The members of the Group’s Board are elected for a period of three years and are eligible for re-election, without any term limitations. According to the Regulations Governing the Conduct of Business of Credit Suisse Group (OGR), the age limit for members of the board is 70.

Neither Swiss law nor the AoA restrict in any way the Group’s power to borrow and raise funds. The decision to borrow funds is passed by or under the direction of the Group’s Board of Directors, with no shareholders’ resolution required.

Dividends

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. The Group’s reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

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

Repurchase of shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. The Group may only repurchase shares if it has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of the Group’s nominal share capital. Furthermore, the Group must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Shares repurchased by the Group do not carry any voting rights at shareholders’ meetings. Refer to Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers – for a description of the Group’s recent share repurchases.

Notices

Notices to shareholders are made by publication in the Swiss Official Commercial Gazette ( Schweizerisches Handelsamtsblatt) . The Board of Directors may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SWX will either be published in two Swiss newspapers in German and French and sent to the SWX or otherwise be communicated to the SWX in accordance with applicable listing rules. The SWX may disseminate the relevant information on its online exchange information system “Newsboard.”

Liquidation and merger

Under Swiss law and the Group’s AoA, the Group may be dissolved at any time by a shareholders’ resolution which must be passed by (1) a supermajority of at least three quarters of the votes cast at the meeting in the event the Group is to be dissolved by way of liquidation, or (2) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if the Group becomes bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Disclosure of principal shareholders

Under the applicable provisions of the Stock Exchange Act, persons acting individually or in concert who acquire or dispose of shares and thereby reach, exceed or fall below the respective thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the total voting rights of a Swiss listed corporation must notify the corporation and the SWX of such transactions, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, the Group must disclose in the notes to its annual financial statements the identity of any shareholders who own in excess of 5% of the Group’s shares.

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

For more information about this transaction, please refer to the Amendment dated as of April 30, 2003 to the Transaction Agreement by and between Credit Suisse First Boston (USA), Inc. and The Bank of New York Company, Inc., which has been filed as Exhibit 4.1 to our Form 20-F for 2003 filed with the Securities and Exchange Commission on June 28, 2004.

Exchange controls

There are no restrictions presently in force under the Group’s AoA or Swiss law that limit the right of non-resident or foreign owners to hold the Group’s securities freely or, when entitled, to vote our securities freely. Other than in connection with government sanctions imposed on Iraq, Liberia, Myanmar, Zimbabwe, Sierra Leone, Ivory Coast, certain persons with links to former Serb President Mr. Milosevic, persons or organizations with links to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including but not limited to, the remittance of dividends, interest or other payments to non-resident holders of the Group’s securities.

Indemnification

Neither the Group’s AoA nor Swiss statutory law contain provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. From time to time, the Group has agreed to indemnify certain of its current or former directors and/or officers against certain losses and expenses in respect of service as a director or officer of the Group, one of the Group’s affiliates or another entity, which the Group has approved, subject to specific conditions or exclusions. The Group maintains directors’ and officers’ insurance for its directors and officers.

American Depositary Shares

Under Swiss law, holders of ADSs are not shareholders and are not recorded in the Group’s share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which their ADSs are issued. For further information relating to our ADSs, please refer to the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

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

Capital gains tax realized on shares

Individuals

Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value of the shares and their repurchase price may qualify as taxable income. The same would be true for gains realized upon a repurchase of Shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if such Shares were repurchased in connection with a capital reduction, or if 10% of outstanding Shares were exceeded. Taxable income would be the difference between the repurchase price and the nominal value of the Shares. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

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

Stamp duties upon transfer of securities

The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SWX/Virt-x may be subject to a minor SWX/Virt-x levy on the sale proceeds (this levy also includes the Federal Banking Commission surcharge).

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

Item 11: QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk is set forth under the caption Risk Management in the Annual Report 2004 on pages 82 to 108 and such information is incorporated herein by reference.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES N/A

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES N/A

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS N/A

Item 15: Controls and procedures

Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group’s Chief Executive Officer and the Group’s Chief Financial Officer, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the ”Exchange Act”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

As part of the communications by the Group’s independent auditors, KPMG, to the Group’s Audit Committee with respect to KPMG’s audit procedures for the year ended December 31, 2003, KPMG informed the Audit Committee of a deficiency that constituted a “material weakness“ under standards established by the American Institute of Certified Public Accountants in the Group’s internal control relating to comprehensive controls over the calculation of deferred bonus reserves at DBV-Winterthur, a German subsidiary of Winterthur. Deferred bonus reserves are established to reflect timing differences between the consolidated financial statements and the local statutory financial statements with respect to future policyholder dividends.

The deficiency in the Group’s internal control relating to comprehensive controls over the calculation of our deferred bonus reserves resulted in an error in the preliminary fourth quarter and full-year 2003 Swiss GAAP net profit published on February 12, 2004. The error was identified by management and corrected prior to the release of the audited Swiss GAAP consolidated financial statements contained in the Group’s Annual Report 2003, and did not impact the Group’s US GAAP consolidated financial statements included in the 2003 20-F or this Form 20-F. To address the deficiency, the Group took the following remedial actions:

– Increased the extent of review over the calculation of deferred bonus reserves;

– Strengthened the accounting and reporting team at DBV-Winterthur; and

– Improved the information technology systems and processes at the responsible insurance unit to enable parallel preparation of and reconciliation between US GAAP and German statutory accounts, and limited the use of other data sources such as spreadsheets.

The design and operating effectiveness of these enhancements were examined in connection with the Group’s overall evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. KPMG has reported to the Audit Committee that the deficiencies in controls that gave rise to the material weakness in 2003 have been resolved.

(b) Changes in Internal Control

With the exception of the items noted above, there has been no change in the Group’s internal control over financial reporting during the period covered by this report that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Information regarding the audit committee financial expert is set forth under the caption Corporate Governance in the Annual Report 2004 on page 238 and such information is incorporated herein by reference.

Item 16B: CODE OF ETHICS

Information regarding Credit Suisse Group’s Code of Ethics is set forth under the caption Corporate Governance in the Annual Report 2004 on page 233 and such information is incorporated herein by reference.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information on Credit Suisse Group’s Principal Accountant Fees and Services is set forth under the caption Corporate Governance in the Annual Report 2004 on page 270 and such information is incorporated herein by reference.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below sets forth the information with respect to purchases of common shares made by or on behalf of Credit Suisse Group during 2004:
Period	Total number of shares purchased	1)	Average price paid for share in CHF

January 1 to January 31, 2004	23,739,018		46.79
February 1 to February 29, 2004	55,298,726		46.94
March 1 to March 31, 2004	58,934,264		46.16
April 1 to April 30, 2004	26,600,869		44.72
May 1 to May 31, 2004	49,996,263		44.83
June 1 to June 30, 2004	23,782,335		45.23
July 1 to July 31, 2004	16,136,256		41.45
August 1 to August 31, 2004	30,903,020		39.21
September 1 to September 30, 2004	42,550,905		41.30
October 1 to October 31, 2004	16,764,853		41.51
November 1 to November 30, 2004	39,010,088		44.68
December 1 to December 31, 2004	20,117,869		46.71

Total shares repurchased during the period	403,834,466

Total shares sold or reissued during the period 2)	365,390,696

1) The shares purchased throughout the year were purchased on the first trading line of virt-x and not as part of a publicly announced share repurchase program.
2) Credit Suisse Group or its affiliates routinely purchase common shares as part of the Group's normal trading and market-making activities. These shares are only held for a limited period before being sold back into the market. Of the 403,834,466 shares purchased, 343,821,036 were re-sold as part of market-making activities and 21,569,660 were delivered to employees as part of their share-based compensation.

Item 18: CONSOLIDATED FINANCIAL STATEMENTS

Credit Suisse Group’s consolidated financial statements, together with the notes and schedules thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth in the Annual Report 2004 on pages 110 to 228 and such information is incorporated herein by reference.

Item 19: Exhibits

No. Exhibit Title

1.1 Articles of Association (Statuten) of Credit Suisse Group as of March 2, 2005.

4.1 Amendment dated as of April 30, 2003 to the Transaction Agreement between Credit Suisse First Boston (USA), Inc. and The Bank of New York, Inc. dated as of January 7, 2003.*

8.1 Significant subsidiaries of the Registrant are set forth in note 47 Significant subsidiaries and associates, in the Annual Report 2004 and such information is incorporated herein by reference.

10.1 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.

12.1 Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Rule 13a-14(a) certification of the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

___________________________

* Incorporated by reference from Credit Suisse Group’s Annual Report on Form 20-F for 2003 filed with the Securities and Exchange Commission on June 28, 2004.

The Credit Suisse Group Annual Report 2004, which follows, except for those portions thereof which are expressly incorporated by reference herein, is furnished for the information of the SEC and is not to be deemed as “filed” as part of the filing of this Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Credit Suisse Group

Zurich, March 30, 2005

(Registrant)

/s/ Urs Rohner /s/ Renato Fassbind

Name: Urs Rohner Name: Renato Fassbind

Title: General Counsel Title: Chief Financial Officer

Exhibit 10.1

Consent of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Credit Suisse Group, Zurich

We consent to the incorporation by reference in the registration statement (No. 333-100523) on Form F-3/A and in the registration statement (No. 333-101259) on Form S-8 of Credit Suisse Group of our report dated March 24, 2005, with respect to the consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the Group’s Annual Report 2004 and incorporated by reference in the Group’s annual report on Form 20-F for the year ended December 31, 2004.

Our report contains an explanatory paragraph that states that in 2004 the Group changed its method of accounting for certain variable interest entities, in 2003 the Group changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation and in 2002 the Group changed its methods of accounting for goodwill and intangible assets.

We also consent to the use of our report on financial statement schedules I, III and IV, which is dated March 24, 2005 and included in the Group’s annual report on Form 20-F for the year ended December 31, 2004.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, Switzerland

March 24, 2005

Exhibit 12.1

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

Dated: March 30, 2005 /s/ Oswald J. Grübel

Name: Oswald J. Grübel

Title: Chief Executive Officer

Exhibit 12.2

I, Renato Fassbind, certify that:

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

Dated: March 30, 2005 /s/ Renato Fassbind

Name: Renato Fassbind

Title: Chief Financial Officer

Exhibit 13.1

Annual Certification Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

Pursuant to subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code, each of the undersigned officers of Credit Suisse Group, a company incorporated in Switzerland (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2004 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company for such period presented.

Dated: March 30, 2005 /s/ Oswald J. Grübel

Name: Oswald J. Grübel

Title: Chief Executive Officer

Dated: March 30, 2005 /s/ Renato Fassbind

Name: Renato Fassbind

Title: Chief Financial Officer

Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Credit Suisse Group, Zurich

Under date of March 24, 2005, we reported on the consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in the Group’s Annual Report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules I, III and IV (the “financial statement schedules”), included in the Group’s Annual Report 2004 and which are incorporated herein by reference. These financial statement schedules are the responsibility of management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2004 the Group changed its methods of accounting for certain variable interest entities, in 2003 the Group changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation and in 2002 the Group changed its methods of accounting for goodwill and intangible assets.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, Switzerland

March 24, 2005

Schedule I

The following table shows a summary of investments - other than investments in related parties from the insurance business:
December 31, 2004, in CHF m	Cost	1)	Fair value	Amount shown in the balance sheet

Swiss Federal Government, cantonal or local governmental entities	11,504		12,423	12,240
Foreign governments	16,403		17,282	17,282
Corporate debt securities	40,992		42,096	42,089
Other	10,792		11,105	11,100

Debt securities	79,691		82,906	82,711

Public utilities	171		203	203
Banks, trust and insurance companies	4,232		4,711	4,711
Industrial, miscellaneous and all other	11,742		12,523	12,523

Equity securities	16,145		17,437	17,437

Mortgage loans on real estate	10,028		10,028	10,028
Loans	4,931		4,931	4,931
Investment real estate	9,514		8,825	8,417
Policy loans	576		576	576
Other investments	3,075		3,075	3,075
Short-term investments	3,740		3,740	3,740

Other investments	31,864		31,175	30,767

Investments, separate account	4,490		4,490	4,490
Total investments	132,190		136,008	135,405

1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums and discounts.

Schedule III

The following table shows supplementary insurance information:
In CHF m	Deferred policy acquisition costs	Future policy benefits, losses, claims and expenses (net)	Unearned premiums (net)	Other policy and claims benefits payable	Net premiums earned	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written

2004
Life	2,719	104,091	19	7,767	10,235	4,406	(11,791)	(363)	(989)	10,244
Non-Life	859	19,135	2,549	1,955	10,639	1,098	(7,939)	(1,517)	(1,154)	10,714

Total	3,578	123,226	2,568	9,722	20,874	5,504	(19,730)	(1,880)	(2,143)	20,958

2003
Life	2,387	99,755	17	6,372	11,404	4,193	(12,828)	(626)	(1,042)	11,411
Non-Life	802	17,947	2,615	1,727	10,304	924	(7,715)	(1,611)	(1,201)	10,420

Total	3,189	117,702	2,632	8,099	21,708	5,117	(20,543)	(2,237)	(2,243)	21,831

2002
Life	2,166	88,577	15	5,550	12,192	184	(13,482)	(353)	(1,315)	12,235
Non-Life	2,613	20,799	6,404	1,335	10,003	(287)	(7,705)	(2,575)	(1,325)	10,219

Total	4,779	109,376	6,419	6,885	22,195	(103)	(21,187)	(2,928)	(2,640)	22,454

Schedule IV

The following table shows details of reinsurance:
Year ended December 31, in CHF m	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net in %

2004
Life insurance in force	343,966	–	–	–	–
Premiums
Life	10,269	(54)	20	10,235	0.2%
Non-Life	10,956	(378)	61	10,639	0.6%

Total	21,225	(432)	81	20,874	0.4%

2003
Life insurance in force	333,748	–	–	–	–
Premiums
Life	11,416	(83)	71	11,404	0.6%
Non-Life	10,619	(444)	129	10,304	1.3%

Total	22,035	(527)	200	21,708	0.9%

2002
Life insurance in force	342,967	–	–	–	–
Premiums
Life	12,023	(34)	203	12,192	1.7%
Non-Life	10,173	(343)	173	10,003	1.7%

Total	22,196	(377)	376	22,195	1.7%

Annual Report 2004

The renowned Swiss photographic artist Beat Streuli (born 1957) captured images of Credit Suisse Group employees at various international locations during January and February 2005. The Group’s financial publications for
2005 are illustrated with the work that resulted from this project.

Titel: Ketan Mehta, Reby Gulcan, Torun Mathias, Robert Arsov – Mergers & Acquisitions, Credit Suisse First Boston, New York

TOGETHER

We set ourselves ambitious targets in 2004, and accomplished a great deal. Our success was attributable to the considerable efforts of each and every one of us, and it was all the more meaningful because we achieved it together: as a team, in our dialog with clients, across our individual businesses, and through a combination of our individual strengths.

Credit Suisse Group financial highlights
Year ended December 31, in CHF m, except where indicated	2004	2003	2002

Consolidated income statement
Net revenues	54,014	51,353	47,245
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734	1,712	(4,060)
Net income	5,628	770	(4,448)

Return on equity	15.9%	2.2%	(11.4%)

Earnings per share
Basic earnings per share in CHF	4.80	0.64	(3.85)
Diluted earnings per share in CHF	4.75	0.63	(3.85)

Net new assets in CHF bn	32.9	5.0	0.2

December 31, in CHF m, except where indicated	2004	2003

Assets under management in CHF bn	1,220.7	1,181.1

Consolidated balance sheet
Total assets	1,089,485	1,004,308
Shareholders' equity	36,273	33,991

Consolidated BIS capital data 1)
Risk-weighted assets	199,249	190,761
Tier 1 ratio	12.3%	11.7%
Total capital ratio	16.6%	17.4%

Number of employees
Switzerland - banking segments	19,558	19,301
Switzerland - insurance segments	6,147	6,426
Outside Switzerland - banking segments	21,606	20,310
Outside Switzerland - insurance segments	13,221	14,440

Number of employees (full-time equivalents)	60,532	60,477

Stock market data
Market price per registered share in CHF	47.80	45.25
Market price per American Depositary Share in USD	42.19	36.33
Market capitalization	53,097	51,149
Market capitalization in USD m	46,865	41,066
Book value per share in CHF	32.65	30.07

1) All calculations through December 31, 2003, are on the basis of Swiss GAAP. For further details see note 43 of the Financial information.

Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer Financial Strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

Share data
December 31	2004	2003

Shares issued	1,213,906,217	1,195,005,914
Treasury shares	(103,086,736)	(64,642,966)

Shares outstanding	1,110,819,481	1,130,362,948

Share price
in CHF	2004	2003	2002

High (closing price)	49.50	48.70	73.60
Low (closing price)	37.35	20.70	20.60

Financial calendar
Annual General Meeting	Friday, April 29, 2005
First quarter results 2005	Wednesday, May 4, 2005
Dividend payment	Friday, May 6, 2005
Second quarter results 2005	Wednesday, August 3, 2005
Third quarter results 2005	Wednesday, November 2, 2005

The Business Review 2004 provides further insight into the Credit Suisse Group business, strategy and market environment from a management, client and employee perspective. It is being published for the first time in 2005 and is targeted at a wide readership including shareholders, clients and other parties with an interest in the Group. Included in the Business Review is a condensed presentation of the Group's results, which should be read in conjunction with the financial statements as disclosed in the Annual Report 2004.

Walter B. Kielholz
Chairman of the Board of Directors
Credit Suisse Group

Dear shareholders

2004 marked another year of progress for Credit Suisse Group. We have delivered a good business and financial performance in the face of a mixed market environment, we also made some significant changes to our top management team and announced our strategic plan drafted by the CEO, Oswald J. Grübel, and his team and approved by the Board. There is much more to do, but we are now well on the way to achieving a sustainable position as a leading competitor in the global financial marketplace.

We reported net income of CHF 5.6 billion for the full year. The Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting on April 29, 2005 and will also ask for approval for a share buyback program for up to CHF 6 billion.

The context for our strategic deliberations was our belief that the financial services industry will continue to experience change driven by technology and the globalization of markets. This means that the business environment will become more complex and less predictable and this change will continue to transform the needs of our clients. Our continued success will depend on a swift and flexible strategic response. We believe that we have put in place an appropriate strategic plan and the management capability to deliver it.

This plan will enable us to unlock the considerable experience and knowledge of financial markets from across Credit Suisse Group to fulfill the expectations of our clients. We will do this by managing our banking businesses as a fully integrated bank rather than separate business units. This will enable us to use our resources more effectively and allow our people to work together on a global basis. We will have three banking business areas: private client services, corporate and investment banking and asset management, supported by integrated corporate center functions. The transition to the new structure will be completed at the latest by the end of 2006.

In addition to our plans for integration we have identified priorities for our growing each of our businesses. In private banking, we intend to expand our position as a leading global institution. We also plan to strengthen the position in our core Swiss market, both in private and in corporate and retail banking. In investment banking, we are focusing on profitable growth and want to be among the leading institutions offering a wide spectrum of investment banking services worldwide. We use our existing strengths more effectively and aim to expand our presence through profitable growth – particularly in Europe and Asia.

We also defined the strategy for our insurance business. Winterthur’s ability to deliver solid earnings has increased considerably. This was reflected in its results for 2004. However, we believe that earnings at Winterthur could still further improve. As the integrated management of banking and insurance is no longer our strategy, we have decided to manage Winterthur as a financial investment and prepare our insurance group – market conditions allowing – for a possible public offering.

During 2004 we made a number of changes to the executive team to ensure that we can realize the benefits of becoming a more integrated bank and implement our growth plans. By mid-year, Oswald Grübel, who has been with Credit Suisse for over 30 years and has an outstanding track record in both investment banking and private banking, became sole CEO of Credit Suisse group. John Mack left the Group at the end of his three-year contract in early July 2004. John Mack had joined Credit Suisse Group as CEO of Credit Suisse First Boston in 2001 and was appointed Co-CEO of Credit Suisse Group as per January 1, 2003. I would like to thank Mr. Mack for his most valuable contributions to both the restructuring of Credit Suisse First Boston and the turnaround of the Group.

Walter Berchtold was appointed CEO of Credit Suisse and Brady Dougan CEO of Credit Suisse First Boston. Both have occupied leading positions within our company for many years. In addition, our executive team gained two experienced managers from outside the company with the appointment of Urs Rohner as General Counsel and Head of the Corporate Center and Renato Fassbind as Chief Financial Officer. Together with Leonhard Fischer, CEO of Winterthur, these individuals form the committee of the Group Executive Board, which provides the leadership of Credit Suisse Group.

The Board is confident that following our return to profitability in 2003, a good financial result in 2004 has provided further reassurance that we are on track to continue to deliver attractive returns to our shareholders.

Our financial results show that we have a solid operating business and strong capital base upon which to build our strategy. It is equally important for us to have a corporate culture that is able to adapt successfully to the rapid changes within our industry and turn it to our clients’ advantage. Consequently, foresight, a willingness to innovate, and an ability to accurately assess and take a disciplined approach to risk are all factors governing success in our business. These are qualities, which our employees have demonstrated in 2004, and I would like to thank them all for their considerable commitment and contribution to the Group. We want to be at the very forefront of our industry and, together, we are working to create a ’one bank’ organization and culture that will generate real benefits for our clients and shareholders.

Yours sincerely

Walter B. Kielholz
March 2005

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders

The year 2004 put the flexibility of the financial services industry to the test: market sentiment improved in the first half, only to be replaced by a lack of clear trends, reduced volumes and historically low volatility in the second half – compounded by the weakening of the US dollar. Our Group successfully navigated these challenges and generated net income of CHF 5.6 billion for 2004 – despite an increase in provisions related to the sale of Winterthur International, a loss on the disposal of a minority holding and severance costs at Credit Suisse First Boston. This good 2004 result underscores our ability to capture opportunities and to capitalize on change in a mixed market environment.

Credit Suisse Group’s overall 2004 performance reflects progress on many fronts. All of our banking units reported increased profitability compared to 2003, driven in part by efficiency gains and cost containment efforts. Improved business momentum was also evident at Winterthur, which delivered solid 2004 results and made continued progress towards sustained profitability.

Our Private Banking business posted strong annual results in 2004, due primarily to asset-driven revenue generation and efficiency improvements. The segment’s strong full-year net income was accompanied by excellent gross margins and healthy net new asset inflows across all regions. While cost containment and process enhancement remained a priority throughout the year, Private Banking continued to invest in key growth opportunities in selected international markets.

Corporate & Retail Banking recorded very good net income in 2004, coupled with an improved cost/income ratio and an increased return on average allocated capital. The enhanced profitability of our business with private and corporate clients in Switzerland was mainly attributable to efficiency improvements and a low level of credit provisions. Moreover, by reallocating resources to the client segments offering the greatest potential, Corporate & Retail Banking succeeded in strengthening its client focus and in improving the quality of its products and services.

Credit Suisse First Boston reported improvements in its financial performance in 2004, with moderate revenue growth and continued cost discipline in both of its segments. At Institutional Securities, the year-on-year rise in net income was attributable to higher fixed income and equity trading results, higher debt underwriting revenues, gains on legacy investments, lower credit provisions and lower income tax expense. Meanwhile, improved 2004 net income at Wealth & Asset Management was driven primarily by private equity investment-related gains.

Credit Suisse First Boston also continued to lay the foundations for the future development of the business. As well as implementing key organizational changes, the firm launched a new strategy aimed at achieving a leadership position in selected markets by delivering a more focused franchise.

Our insurance business, Winterthur, recorded a solid result in 2004. Both the Life & Pensions and the Non-Life segment delivered improved underwriting results – reflecting cost containment and efficiency improvements – and stable investment income with lower levels of realized losses. Despite being impacted by the aforementioned increase in provisions relating to the sale of Winterthur International, these results underscore that Winterthur is advancing towards its goal of sustained profitability.

The Group’s positive 2004 performance enabled it to further strengthen its capital base – resulting in a consolidated BIS tier 1 ratio of 12.3% as of December 31, 2004. This will not only enable us to fund our ambitious growth strategy but will also allow us to return capital to our shareholders.

In view of the progress we have achieved during the 2004 financial year and our proven ability to respond rapidly, flexibly and – in particular – creatively to market developments, I believe that we have a strong basis upon which to implement our key strategic objectives. Moreover, with the unfaltering commitment and expertise of our employees, I am confident that we will continue to satisfy the diverse needs of our clients and the expectations of our shareholders going forward.

Yours sincerely

Oswald J. Grübel
March 2005

Information on the company

Credit Suisse Group

Overview

Credit Suisse Group is a global financial services company domiciled in Switzerland. The activities of Credit Suisse Group are structured into three main business units, described below.

Credit Suisse

The Credit Suisse business unit is a leading provider of comprehensive financial services in Europe and several other markets globally. Under its main brands Credit Suisse and Credit Suisse Private Banking, it offers comprehensive financial services to private and corporate clients.

Credit Suisse operates through two segments, Private Banking and Corporate & Retail Banking:

– Private Banking, providing high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

– Corporate & Retail Banking, offering banking products and services to corporate and retail clients in Switzerland.

Credit Suisse First Boston

The Credit Suisse First Boston business unit serves global institutional, corporate, government clients and high-net-worth individuals as a financial intermediary, providing a broad range of products and services including securities underwriting, sales and trading, financial advisory, private equity investments, full service brokerage, derivatives and risk management products, asset management and research.

Credit Suisse First Boston operates through two segments, Institutional Securities and Wealth & Asset Management:

– Institutional Securities, providing financial advisory and capital raising services and sales and trading for global users and suppliers.

– Wealth & Asset Management, offering international asset management services to institutional, mutual fund and private investors, making private equity investments and managing private equity funds, and providing financial advisory services to high-net-worth individuals and corporate investors.

Winterthur

The Winterthur business unit provides insurance and pension solutions for private and corporate clients in Europe, North America and selected Asian markets.

Winterthur operates through two segments, Life & Pensions and Non-Life:

– Life & Pensions, offering life insurance products through multiple distribution channels to private and corporate clients in Switzerland and selected markets in Europe and Asia.

– Non-Life, providing non-life insurance products to private and small and medium-sized corporate clients in Switzerland, North America and certain markets in Europe.

Corporate Center

The Credit Suisse Group Corporate Center performs typical holding company functions for the benefit of the Group as a whole and includes parent company operations, certain centrally managed functions and consolidation adjustments.

The Corporate Center consists of the following functions reporting directly to the Group’s Chief Executive Officer, with the exception of Group Internal Audit, which reports to the Audit Committee:

– Group-level functions assigned to the Group General Counsel and Head of the Corporate Center, including Legal and Compliance, Human Resources, Communications and Corporate Development;

– Group-level functions assigned to the Chief Financial Officer, including Accounting and Financial Reporting, Tax, Capital and Liquidity Management and Investor Relations;

– Group Risk Management; and

– Group Internal Audit.

Acquisitions and Divestitures

In December 2004, Credit Suisse Group agreed to sell its 19.9% stake in the private equity activities of Warburg Pincus, which it acquired in July 1999. The investment was repurchased by Warburg Pincus with effect from January 1, 2005.

Outsourcing of services

Where the outsourcing of services through agreements with external service providers is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 “Outsourcing,” those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. Credit Suisse Group has no significant outsourcing relationships with external service providers.

Strategy

Credit Suisse Group’s strategy is to strengthen its global position in asset gathering and investment banking by being a leader in private wealth management, global institutional asset management, retail banking in Switzerland and global investment banking. The Group intends to meet its financial targets by accelerating organic growth and strengthening its competitive position in its core banking businesses. The Group will continue to manage Winterthur in order to generate profitable growth. In addition, Credit Suisse Group expects to continue its role as a leader in the evolution of the global financial services industry.

Business unit strategies

Within the framework of the overall Group strategy, the three business units also pursue their own more specific strategies designed to meet the needs of their customers, as well as their particular operating and competitive environment. These strategies are discussed in more detail in the respective descriptions of the business units.

Realignment

A key strategic initiative announced in December 2004 is the formation of a fully integrated bank, with three distinct lines of business: Private Client Services, Corporate and Investment Banking, and Asset Management. Components of this initiative, which is expected to be completed by the end of 2006, include a merger of the two main banking legal entities, greater emphasis on Corporate Center functions and the focus of management on the Group as a whole, to enhance cooperation across the whole company. In addition, Asset Management activities throughout the Group will be brought together and thereby positioned as a core strength and will represent a key component of our value proposition in all our businesses.

Company history and legal structure

The history of Credit Suisse Group dates back to the formation of Schweizerische Kreditanstalt, founded in 1856. The first branch was opened in Basle in 1905 and the first branch outside of Switzerland was opened in New York in 1940. In 1978, a cooperation with First Boston, Inc. began and in 1990, a controlling stake was acquired. A controlling stake in Bank Leu was purchased in 1990, Schweizerische Volksbank was purchased in 1993, Neue Aargauer Bank was purchased in 1994, and the acquisition of Winterthur took place in 1997. Another key acquisition was Donaldson, Lufkin & Jenrette Inc., or DLJ, in 2000.

Credit Suisse Group’s three business units, Credit Suisse, Credit Suisse First Boston and Winterthur, are aligned within the following three principal legal entities:

– Credit Suisse (Private Banking and Corporate & Retail Banking segments);

– Credit Suisse First Boston (Institutional Securities and Wealth & Asset Management segments); and

– Winterthur (Life & Pensions and Non-Life segments).

The Board of Directors of Credit Suisse Group, Credit Suisse and Credit Suisse First Boston have resolved to merge legal entity Credit Suisse with legal entity Credit Suisse First Boston in Switzerland during the second quarter of 2005.

Credit Suisse Group is registered as a corporation in the commercial register of, and has registered offices in, Zurich, Switzerland. The address of the principal executive offices is: Paradeplatz 8, P.O. Box 1, CH-8070, Zurich, Switzerland; the telephone number is: +41 44 212 1616.

Credit Suisse

Overview

The Credit Suisse business unit is comprised of the Private Banking and Corporate & Retail Banking segments. These two segments offer comprehensive financial services to private and corporate clients.

As discussed in the Credit Suisse Group section above, as part of the corporate reorganization in July 2004, the banking and insurance businesses of the former Credit Suisse Financial Services business unit were reorganized under the Credit Suisse and Winterthur business units, respectively.

– Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services. Private Banking is one of the largest private banking operations worldwide, with a leading client-centric service model and recognized innovation capabilities.

– Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. Corporate & Retail Banking is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel distribution capabilities.

As of December 31, 2004, the Credit Suisse distribution network consisted of 214 branches serving Corporate & Retail Banking and Private Banking clients in Switzerland and approximately 50 Private Banking locations abroad.

As a result of the reorganization in 2004, Credit Suisse is structured as follows:

– Four dedicated front-office divisions: one division serving Corporate & Retail Banking clients and three divisions serving Private Banking clients (Private Banking Switzerland, Private Banking International and Private Banking Europe);

– Four middle and back-office divisions, each serving all front-office divisions: Investment Management, Trading & Sales, Information Technology and Operations;

– A Chief Operating and Chief Financial Officer division (COO & CFO), which includes the Treasury function and nearly all Corporate Center functions of the Credit Suisse business unit;

– Three departments for Marketing, Human Resources and the Business School, which report directly to the CEO of Credit Suisse; and

– Four separately branded private banks reporting directly to the CEO of Credit Suisse: Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich; and BGP Banca di Gestione Patrimoniale, headquartered in Lugano.

Client relationships were not affected by this reorganization.

Strategy

Credit Suisse’s mission is to be the leading global private bank and the leading bank in Switzerland in terms of client satisfaction, employee excellence and shareholder returns.

Credit Suisse’s strategy is to:

– Invest in markets and businesses with above-average growth or growth potential;

– Secure its earnings strength by further expanding its position in the Swiss home market;

– Secure long-term growth by diversifying its geographic mix;

– Lead the industry in terms of innovative products and solutions;

– Further develop an integrated business model across segments and divisions by leveraging client relations, products and infrastructure;

– Finance growth investments through continuous productivity improvements; and

– Continue to be an important cash flow contributor to Credit Suisse Group.

With respect to its two segments, Credit Suisse pursues the following strategies:

Private Banking intends to expand in the international onshore and offshore business (Asia, Middle East, Central & Eastern Europe and Latin America) and to grow profitably in the European onshore business where it aims to reach break-even by 2007. In addition, Private Banking aims to maintain a strong position and to increase its profitability in the European offshore business. Furthermore, Private Banking intends to expand its market share in the Swiss onshore business by a greater focus on increasing its share of managed assets (discretionary mandates, funds, structured products) and by further building on premium positioning in value-added client services.

Corporate & Retail Banking intends to gain market share in the high-end retail business through attractive anchor products such as private mortgages and investment products. Furthermore, Corporate & Retail Banking aims to increase its profitability in the low-end retail business and to grow in the consumer finance business including the credit card business. In addition, the segment is looking to expand its strong position with large corporate clients and to further gain market share with small and medium-sized corporate clients that have attractive risk-return profiles. Corporate & Retail Banking intends to have a superior positioning in value-added client services, aligned to specific client needs for each of the above-mentioned client segments.

Private Banking

Overview

Private Banking is one of the world’s largest private banking organizations, with branches in Switzerland and numerous international locations, and provides comprehensive wealth management products and services to high-net-worth individuals through a network of relationship managers and specialists. It also offers various services directly over the Internet through its portal located at www.credit-suisse.com/privatebanking.

Each one of the approximately 600,000 Private Banking clients has a designated relationship manager as a primary point of contact. As of December 31, 2004, the Private Banking segment had approximately 12,000 employees worldwide, of which approximately 2,600 were relationship managers and financial advisors. As of that date, Private Banking had CHF 539.1 billion of assets under management.

Private Banking has three front-office divisions, focusing on clear strategic market priorities:

– Private Banking Switzerland comprises the Swiss domestic market, international private clients from neighboring countries, and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;

– Private Banking International comprises international private clients in Asia Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, South Africa and Iberia. It includes the Global Private Banking Center in Singapore, as well as operations in Hong Kong, the Bahamas and Frye-Louis Capital Management, Inc. in Chicago. In addition to these activities, Private Banking International operates Credit Suisse Trust, which provides independent advice and delivers integrated wealth management solutions to ultra high-net-worth individuals, as well as Credit Suisse Advisory Partners, which offers highly developed special financing, corporate advisory and family office services to ultra high-net-worth individuals; and

– Private Banking Europe comprises onshore banking operations in the five largest European markets: Germany, Italy, the United Kingdom, France and Spain, and also includes JO Hambro Investment Management Limited in London.

The four separately branded private banks – Bank Leu, Clariden Bank, Bank Hofmann and BGP Banca di Gestione Patrimoniale – also form part of the Private Banking segment.

Private Banking intends to pursue the following in order to implement its strategy:

– Expand geographic coverage by opening or upgrading further locations;

– Strengthen international management capabilities and resources;

– Continue to hire and develop senior relationship managers for key growth markets;

– Further expand capabilities and offerings for the ultra high-net-worth individuals segment;

– Leverage the client base of other Credit Suisse Group businesses;

– Further expand investment product skills and offerings;

– Further develop and deploy Credit Suisse’s structured advisory process;

– Benefit from continued investments in client relationship management and workplace tools; and

– Further improve customer experience along all points of contact and interfaces.

Products and services

Private Banking offers customized solutions that address the full range of clients’ wealth management needs. This includes providing comprehensive financial advice for each phase of life, as well as addressing issues relating to clients’ non-liquid assets such as business and property interests.

In 2004, Private Banking fully integrated and further improved its “Private Banking Advisory Process” in Switzerland. Using a structured approach, the client’s personal finances are analyzed and an investment strategy is prepared based on the client’s risk profile, service profile and level of “free assets” after dedicated assets are set aside to cover the client’s fixed and variable liabilities. In accordance with the Investment Committee’s guidelines, Private Banking’s investment professionals develop their specific investment recommendations. The subsequent implementation and monitoring of the client’s portfolio are carried out by the relationship manager using a continuously improving financial tool, which is closely linked to Private Banking’s award-winning customer relationship management platform.

Private Banking’s core service is managing liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in a more active management of their portfolios, Private Banking offers dedicated investment consultants who continuously analyze the latest market information to develop investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products, alternative investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to the bank. Private Banking offers a number of standardized portfolio management mandates linked to the client’s risk preferences and reference currency. Four types of mandates are offered: Classic, Funds & Alternative Investments, Total Return Strategy and Premium. Depending on the type of mandate, direct investments, investments in funds or investments in alternative products are executed. Predefined investment strategies such as capital preservation and growth or current return, and customized solutions that meet clients’ identified investment goals, are offered within the Premium Mandate.

Private Banking remains at the forefront of product innovation and open product platforms. The latter allows us to offer tailor-made, client-specific solutions, which are bundled from a wide range of own and third-party best-in-class products and services. Structured investment products are intended to provide market-neutral investments and access to Private Banking’s own and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies that offer positive returns in economic climates in which traditional assets perform poorly. Private Banking currently offers mutual fund products covering around 2,500 funds from around 55 fund providers.

For financing needs, Private Banking offers two basic financing services, securities-backed financing (repo-business) and margin lending, which allows clients to borrow against their investment portfolios, and real estate financing of clients’ residential properties.

Private Banking’s advisory services comprise tax planning, pension planning and wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. Private Banking’s corporate advisory services are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking provides valuation services and seeks to find potential investors in the public and private markets. Private Banking also offers “Family Office” services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Marketing and distribution

Private Banking has a global franchise and a strong presence in Europe, Asia, Latin America and the Middle East. As of December 31, 2004, Private Banking served its clients through approximately 120 locations around the world, of which approximately 70 locations are in Switzerland (not including the locations of Bank Leu, Bank Hofmann, Clariden Bank and BGP Banca di Gestione Patrimoniale).

In 2004, Credit Suisse opened offices in various locations (including Moscow, Jersey and Brazil). Offices in Bangkok and Dubai are in the process of being opened. Credit Suisse is the first foreign bank to have been granted a license to offer full Private Banking services in the Dubai International Financial Centre starting in April 2005. This branch will offer onshore and offshore services as well as Sharia-compliant banking services.

Operating environment and competition

Operating environment

Credit Suisse expects reduced, but still significant, growth rates in the private banking market in the near future. Growth is expected to be higher in onshore than in offshore markets. This is the result of greater political stability in many industrialized and newly industrialized countries, as well as the deregulation of local markets coupled with tighter restrictions and ongoing pressure on traditional offshore locations. The positive trends affecting the private banking industry over the next several years are expected to include a growing demand for pension provisions, which can no longer be guaranteed through general social security. As a result, governments will increasingly encourage the accumulation of private wealth. In addition, entrepreneurs are using the services of private banks to diversify their assets, while, at the same time, the next generation is inheriting an increasing volume of wealth from the baby-boom generation.

Competitive pressure in the financial services industry remains high. The need to invest in quality advice, product innovation and tools for front-office employees underlines this situation. In addition, the costs of doing business (e.g. compliance, accounting, competition for talented employees) are increasing. The Group expects main growth to be achieved through acquisitions of relationship managers and other banks as well as through net new asset generation.

Competition

The private banking market is highly fragmented and consolidation, especially in Switzerland, is expected to proceed at a higher pace. Competitors in the private banking business include major financial institutions with dedicated private banking activities such as UBS, HSBC and Citigroup, as well as domestic banks within their respective markets. In the ultra high-net-worth individuals business, there are major competitors including US investment banks, which are building upon their investment banking expertise and their client relationships. In the Swiss market, the largest competitor is UBS, followed by a number of independent private banks, as well as retail banks providing private banking services.

Corporate & Retail Banking

Overview

Corporate & Retail Banking serves both corporate and retail clients through a multi-channel distribution approach.

As of December 31, 2004, Corporate & Retail Banking had approximately 1.8 million retail clients and approximately 100,000 corporate clients. As of that date, the segment had total loans of CHF 86.7 billion.

Corporate & Retail Banking intends to pursue the following in order to implement its strategy:

– Acquire new clients through attractive anchor products as well as targeted marketing campaigns and events;

– Increase product penetration, tailored to the financial abilities of target clients, by database marketing and by product bundling;

– Strengthen sales force effectiveness through focused training and targeted incentives;

– Continuously optimize branch network, upgrade e-banking offerings and extend third-party distribution channels;

– Improve client service delivery through optimized end-to-end processes (higher quality, improvements in speed, and a lower cost base);

– Shift resources from mid and back-office functions to client teams and hire sales-oriented relationship managers;

– Launch further retail investment products and continuously improve lending product offerings; and

– Invest in workplace tools, leveraging best-in-class technology from Private Banking.

The results of operations of Corporate & Retail Banking include the activities of Neue Aargauer Bank, a separately branded regional retail bank in the canton of Aargau, Switzerland.

Products and services

Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services, such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. In some cases, such as investment and insurance product sales, Corporate & Retail Banking sells these products jointly with other Credit Suisse Group businesses.

In the credit card business, Corporate & Retail Banking has entered into a joint venture, Swisscard AECS, with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking and Private Banking sales channels, as well as through those of Swisscard AECS.

Corporate & Retail Banking offers sophisticated payment products tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined by the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2004, 84% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties as well as bank and client guarantees.

Marketing and distribution

As of December 31, 2004, Corporate & Retail Banking served its clients through 214 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand, primarily through its branch network and direct channels, including the Internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in 43 of the Corporate & Retail Banking branches. Large domestic corporate clients are served through two regional offices in Zurich and Lausanne, Switzerland.

Operating environment and competition

Operating environment

The Swiss corporate and retail banking industry is, to a significant extent, dependent on the overall economic development in Switzerland. For the retail and corporate banking market, growth in line with the development of the economy is expected. Generally, Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a high demand for personal investment management. In recent years, the Swiss private mortgage business has developed positively, and this trend is expected to continue. The home ownership rate in Switzerland is still low at approximately 36%, thus offering further potential for mortgage business growth but declining margins may limit further revenue potential.

Competition

In the Swiss corporate and retail banking business, competition has increased considerably over the past few years, especially in the field of private mortgages, which is characterized by an aggressive pricing policy by existing competitors and market entry of new competitors. The need to invest heavily in quality advisory capabilities, product innovation and open architecture underlines this development. The largest competitor in the Swiss Corporate and Retail Banking segment remains UBS. Other competitors include the Cantonal banks, many of which have state guarantees, as well as regional savings and loan institutions, the Raiffeisen and other cooperative banks.

Credit Suisse First Boston

Overview

Credit Suisse First Boston operates through two segments, Institutional Securities and Wealth & Asset Management. Effective January 1, 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private funds group activities previously in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Credit Suisse First Boston also reorganized the businesses within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the businesses within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private funds groups.

The Credit Suisse First Boston business unit serves global institutional, corporate, government and high-net-worth clients as a financial intermediary, providing a broad range of products and services including:

– Securities underwriting, sales and trading;

– Financial advisory services;

– Private equity investments;

– Full service brokerage;

– Derivatives and risk management products;

– Asset management; and

– Research.

The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for global users and suppliers of capital. The Institutional Securities segment includes:

– Trading, which includes sales and trading in equity and debt securities and derivatives, and other related activities; and

– Investment Banking, which raises and invests capital, provides financial and other advisory services, manages and underwrites securities offerings and arranges private placements.

The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors. Wealth & Asset Management includes:

– The institutional asset management business, which operates under the brand Credit Suisse Asset Management and offers a wide array of products, including fixed income, equity, balanced, money-market and indexed products;

– Alternative Capital, which invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investment vehicles; and

– Private Client Services, a financial advisory business which serves high-net-worth individuals and corporate investors with a wide range of proprietary and third-party investment management products and services.

Strategy

Credit Suisse First Boston seeks to build on its improved financial results while maintaining a high priority on controls, risk management and the firm’s reputation. Credit Suisse First Boston’s strategy is geared towards winning where it chooses to compete by delivering a more focused franchise. Credit Suisse First Boston expects to achieve this by identifying and allocating resources to its most valuable clients and pursuing excellence in selected high-margin and strategically important services such as leveraged finance, mergers and acquisitions, initial public offerings, derivatives and mortgage securitization, which are areas in which it has competitive strengths and attractive growth opportunities. Credit Suisse First Boston believes increased earnings and a stronger capital base will allow it to capture trading opportunities through extended, disciplined and diversified risk-taking. Institutional Securities and Wealth & Asset Management will also make a number of structural changes within their various businesses to promote greater bottom-line accountability, improve cost discipline and capitalize on the integration with the Group’s other banking businesses. Credit Suisse First Boston intends to build a strong, performance-based ownership culture with a structured approach to attracting, developing and retaining talent.

Consistent with this strategy, Institutional Securities will provide differentiated, full-service coverage to a smaller number of clients who value more service, establish more unified offerings across certain fixed income and equity products and build on existing leadership positions in selected areas. Key initiatives include the formation of a unified global proprietary trading group under a single management structure across equity and fixed income and the creation of a consolidated derivatives structuring group. Institutional Securities intends to grow its leading leveraged finance business and commercial mortgage franchises by expanding into Europe. Institutional Securities also plans to build a commodities unit, continue to grow its mortgage securitization business and add senior cross-product resources to top clients. In Investment Banking, Institutional Securities will adjust its coverage model to better meet client needs, pursue a disciplined, client-centric approach to its product offering and improve execution and client management. Specific coverage initiatives include flexible client coverage with product coverage where appropriate, vertical integration of financial institutions coverage and increased share in a targeted subset of large-capitalization clients. In the Investment Banking area, Institutional Securities will focus on its high-margin, strategic products and create an integrated capital markets group to deliver solutions to clients more effectively.

In Wealth & Asset Management, Credit Suisse First Boston will build on its leading alternative capital franchise and leverage existing strengths to promote growth in Credit Suisse Asset Management and Private Client Services. In Alternative Capital, Credit Suisse First Boston expects to build on a broad diversity of funds, focus increasingly on international markets, such as Asia, that display strong secular growth, spin out funds that could benefit from an independent platform and establish a new services platform for limited partners. Credit Suisse Asset Management will seek to grow European distribution, expand global product offerings, restore profitability to its U.S. franchise and streamline its Asian presence. Key initiatives in Private Client Services include leveraging a strong global brand and investment banking franchise, and building upon a leading position in volatility management.

In Europe, Credit Suisse First Boston intends to strengthen its position by expanding successful products such as leveraged finance and commercial mortgage-backed securities. In Asia, Institutional Securities and Wealth & Asset Management will build on an already strong platform to capture business in a growth market. Initiatives in Asia will include the exploration of acquisition and joint venture opportunities, expanded derivatives capabilities throughout the region and strengthened positions in selected markets.

Credit Suisse First Boston is committed to complying fully with laws and regulations and vigorously reviews ways to ensure continued professionalism and integrity in the conduct of its businesses. Furthermore, Credit Suisse First Boston remains committed to adhering to the highest professional standards and providing top-quality execution and investment performance, while developing and retaining outstanding employees.

Institutional Securities

Overview

Institutional Securities provides financial advisory and capital raising services, and sales and trading for users and suppliers of capital around the world. The operations of Institutional Securities include debt and equity underwriting and financial advisory services, and the equity and fixed income trading businesses.

For the year ended December 31, 2004, according to Thomson Financial, Institutional Securities ranked:

– Eleventh in global mergers and acquisitions advisory services in US dollar volume of announced transactions;

– Sixth in global mergers and acquisitions advisory services in number of announced transactions;

– Fifth in US dollar value of global debt underwriting;

– Second in US dollar value of global high-yield debt underwriting;

– Eighth in US dollar value of global equity and equity-linked underwriting;

– Third in US dollar value of global asset-backed financing; and

– First in Swiss franc-denominated international debt issuances.

Products and services

Institutional Securities’ clients demand high-quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams.

The principal products and activities of Institutional Securities are:

Trading

– Credit products, including investment-grade debt securities and credit derivatives;

– Equity securities and equity derivatives, including convertible bonds;

– Foreign exchange services including currency derivatives;

– Interest rate products, including global government securities and interest rate derivatives;

– Leveraged finance, including high-yield and distressed debt;

– Margin lending;

– Market making in securities and options;

– Matched book activities, in which the firm acts as an intermediary between borrowers and lenders of short-term funds, mainly through repurchase and resale agreements, to earn a positive spread between interest rates and to fund inventory positions;

– Money market instruments;

– Prime services, including dealer-to-dealer financing, covering proprietary and client short positions through securities borrowing and lending arrangements, margin lending, prime brokerage to attract client borrowings of cash and securities, the facilitation of financing, clearance, settlement and custody of securities transactions and the provision of flexible solutions for clients to enable them to use more than one broker for the execution of trading strategies but one prime broker for efficient margining and consolidated position reporting;

– Proprietary trading;

– Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and residential properties;

– Risk arbitrage in the equity securities of companies involved in publicly announced corporate transactions;

– Securities lending;

– Securities, futures and options clearing services;

– Structured products, including structuring and trading of asset-backed securities, such as collateralized debt obligations, and origination, structuring and trading of commercial and residential mortgage-backed securities and mortgages; and

– Trading of syndicated, defaulted, distressed and other loans.

Investment Banking

– Mergers and acquisitions and other advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and

– Capital raising services, including equity and debt underwriting.

Other

Other products and activities of Institutional Securities that are not part of Trading or Investment Banking are lending and legacy investments, including legacy private equity and real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Global investment research

Credit Suisse First Boston provides in-depth research on companies and industries, macroeconomics and debt strategy globally. The core strengths of Credit Suisse First Boston research include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Credit Suisse First Boston’s equity research also includes extensive data resources, analytical frameworks and methodologies that leverage the firm’s global platform and enable its analysts to customize their products for institutional customers. Credit Suisse First Boston’s fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Credit Suisse First Boston analysts’ in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the firm’s innovative web-based analytical tools and technology.

Operating environment and competition

Operating environment

The operating environment for Institutional Securities is expected to remain challenging in the near term, reflecting expected continued slow securities market growth in developed countries, fee compression and commoditization across products, and the ongoing importance of balance sheet commitments for clients. In addition, the regulatory environment remains difficult, with significant new reporting requirements and increasing complexity in managing potential conflicts of interest across its evolving businesses. Credit Suisse First Boston is well-positioned to benefit from a number of trends in the industry. The move towards electronic execution plays to the firm’s strengths in technology and its advanced execution services platform. Credit Suisse First Boston is also likely to continue to benefit from leveraging its leadership position with financial sponsors and alternative investments, both of which are expected to gain greater importance in the market.

Competition

Credit Suisse First Boston faces intense global competition across each of its businesses. Institutional Securities competes with investment and commercial banks, broker-dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization. In addition, Credit Suisse First Boston faces continued competitive pressure to make loans or commit capital to clients.

Wealth & Asset Management

Overview

Wealth & Asset Management provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

Credit Suisse Asset Management is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in three regions: the Americas, Asia Pacific and Europe. With CHF 386.7 billion in assets under management at December 31, 2004, Credit Suisse Asset Management has investment capabilities in all major asset classes, including equities, fixed income and balanced products.

Alternative Capital invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investments.

Private Client Services serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 246 investment advisors and managed or advised clients on approximately CHF 59.1 billion in assets as of December 31, 2004.

Products and services

The following is a discussion of the key global products and services of Wealth & Asset Management and the businesses through which they are delivered.

Asset management and advisory services

The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. The investment policies of portfolio managers are generally focused on providing maximum return within the investor’s criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client’s securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring. Clients may choose from a wide array of products, including:

– Fixed income and equity products in local and global markets;

– Balanced products, comprising a mixed portfolio of fixed income and equity investments according to pre-defined risk parameters set by the customer or the investment guidelines of the fund;

– Money market products in multiple currencies;

– Quantitative indexed products;

– Derivatives and commodities; and

– Real estate portfolio management.

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

Alternative Capital

Alternative Capital invests in, manages and provides capital raising and other services to, hedge funds, private equity funds and other alternative investment vehicles. Alternative Capital includes the private equity group, the private funds group and the capital markets group.

The private equity group manages a wide array of private equity funds including leveraged buyout funds, mezzanine funds, real estate funds, secondary funds and funds of funds. The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

The private funds group raises capital for hedge funds, private equity funds and real estate funds.

The capital markets group has direct hedge funds and invests in hedge funds of funds and collateralized debt obligations.

The strategic objectives of Alternative Capital include creating and growing a portfolio of investment management businesses for alternative assets (including private equity, real estate and hedge funds) that generate attractive returns on capital and provide a full array of product offerings to alternative asset investors. Alternative Capital intends to launch new businesses and expand its capabilities globally. Alternative Capital also intends to spin out certain funds (including the Credit Opportunities Fund, the Diversified Credit Strategies Fund and the Sprout funds) that could benefit from an independent platform. Alternative Capital has also determined that certain investment professionals from the private equity business will establish independent private equity firms to provide certain consulting services to the Merchant Banking Partners funds, which Alternative Capital will continue to manage as general partner of the funds. Following these transactions, Alternative Capital intends to maintain significant investment commitments and financial interests in, and strategic relationships with, each of these funds.

Private Client Services

The Private Client Services business offers a range of services, including brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Operating environment and competition

Operating environment

The operating environment for asset management improved somewhat during the last year as equity indices generally posted gains and interest rates remained low, particularly in the United States. The demographic profile of most developed countries suggests medium-term growth opportunities as aging populations seek to invest for retirement. Nevertheless, the continuing development of markets makes it increasingly difficult for active asset managers to outperform, and the regulatory environment for mutual funds remains uncertain. Structured and alternative investments are expected to continue to gain in importance.

Competition

In asset management, Credit Suisse First Boston faces competition primarily from retail and institutional fund managers. Passive investment strategies are gaining share at the expense of active managers as markets develop, and a larger share of new investment flows are being directed to a small number of fund managers. Competition for attractive alternative investments, including private equity investments, will likely remain intense and contribute to increasingly large private equity investments.

Winterthur

Overview

The Winterthur business unit consists of the Life & Pensions and Non-Life segments. The two segments offer insurance and pension solutions for private and corporate clients.

As discussed in the Credit Suisse Group section above, as part of the corporate reorganization in July 2004, the banking and insurance businesses of the former Credit Suisse Financial Services business unit were reorganized under the Credit Suisse and Winterthur business units, respectively.

– Life & Pensions offers life insurance products through multiple distribution channels to private and corporate clients in Switzerland and other markets in Europe and Asia; and

– Non-Life offers non-life insurance products to private and small and medium-sized corporate clients in Switzerland, North America and certain markets in Europe.

Both segments are market leaders in Switzerland and hold solid market positions in Belgium, Spain and Germany.

In 2004, Winterthur completed the following reorganizations and disposals:

– First, Winterthur restructured its Life & Pensions and Non-Life organization in Switzerland, bringing management responsibility for the unified organization together. This reorganization is more in line with current customer requirements and is intended to improve operating efficiency;

– Second, Winterthur put its Life & Pensions cross-border businesses in Bermuda and Luxembourg into run-off; and

– Finally, Winterthur divested various operations in the course of the year, including Personal Pension Management Limited (PPML), its Life & Pensions subsidiary of Winterthur Life UK, which manages pension services; Rhodia Assurances S.A, the French Non-Life subsidiary; L’Unique Compagnie d’Assurances Générales, one of its two Canadian operations, based in Quebec; and the Dutch branch of Les Assurés Réunis (LAR), Belgium. These divestitures reflect its strategy of streamlining its international business portfolio, thereby focusing more strongly on its principal markets, and taking advantage of opportunities for growth and profitability.

Strategy

Winterthur’s life and non-life operations expect to maintain their focus on selected core markets that are believed to offer the best opportunities to achieve scale and profitability. In addition, Winterthur aims to further develop its active approach to investment management, continue innovation in asset/liability matching and to continue improvements in claims and cost management efficiency.

Life & Pensions

Overview

Winterthur’s Life & Pensions segment provides life insurance and pension solutions for private and corporate clients through multiple distribution channels.

The principal market units of the Life & Pensions segment are in Western Europe, where the focus is on Switzerland and Germany, and, to a lesser extent, the United Kingdom, Belgium, Spain and the Netherlands. In addition, it has operations in Central and Eastern Europe and in selected Asian markets. All Life & Pensions operations are managed as part of the combined Life & Pensions and Non-Life market units in the individual countries. The merger of the Life & Pensions and Non-Life operations in Switzerland took place in 2004. In terms of 2003 total business volume, Life & Pensions ranked as the eleventh largest life insurer in Europe.

Within its home market of Switzerland, Life & Pensions was the leading provider of life insurance, based on 2003 total business volume. The majority of total business volume of the Swiss market unit is derived from traditional group life business.

The Life & Pensions operations in Germany principally sell traditional insurance products to individual clients. In the United Kingdom, Life & Pensions offers a wide range of unit-linked products and is one of the leading providers of tailor-made personal pension schemes, predominantly for affluent private clients.

The majority of total business volume in Belgium relates to the traditional individual life business, while the market unit continues to develop its unit-linked business. In Spain, traditional individual business is also the primary line of business, as is the case in the Netherlands. In its Central and Eastern European markets, where it is the leader in the Czech Republic’s pension market and where there have been significant developments in terms of pension reform over the past several years, Winterthur administers pension funds and seeks to offer supplementary personal pension schemes as well as unit-linked life insurance policies. Winterthur also has operations in Japan, Hong Kong, Taiwan and Indonesia.

Products and services

Life & Pensions’ products consist of traditional and non-traditional life insurance, both of which are offered on an individual and group basis. The majority of Life & Pensions’ products are participating products, which provide guaranteed benefits and dividends based on legal or contractual obligations, or at management’s discretion. Life & Pensions also provides disability insurance, as well as a number of additional products, to group pension funds, on a defined benefit or defined contribution basis. Winterthur is continuing to develop innovative solutions for its key markets and to take measures to increase sales of non-traditional products, which are primarily unit-linked.

Traditional products

Traditional products consist of endowments and annuities for which the investment risk is borne by the insurer and not by the policyholder. The insurer also bears mortality risk for the life of the product. These products include pure protection, or term insurance, designed to provide a lump sum at the end of a fixed term and death coverage during the term. Endowments and annuities can be regular or single premium products. For traditional with-profit products, the insurer invests policyholder premiums in a range of assets, including equities, real estate and fixed income securities. With-profit policyholders receive a share of the profits, resulting from the insurance company’s business. In 2004, Life & Pensions’ gross premiums written from traditional products represented approximately 71% of its total business volume.

Non-traditional products

Non-traditional products are medium-term to long-term savings products with life insurance coverage for which the investment risk is borne in whole or in part by the policyholder, depending upon whether there is a guaranteed minimum payment. These products include variable annuities and guaranteed investment contracts. Non-traditional products may be regular or single premium and either with-profit or unit-linked.

With-profit policyholders receive a share of the profits resulting from the insurance company’s investments. Unit-linked policyholders are entitled to a return based upon the performance of segregated accounts. In 2004, Life & Pensions’ gross premiums and policyholder deposits from non-traditional products represented approximately 29% of its total business volume.

Disability insurance

The most significant disability products that Life & Pensions offers are waiver of premium and disability pensions, on a stand-alone basis or as policy riders. In the application, the policyholder typically may choose the period following disability after which the payments begin.

Group pensions

Winterthur offers a variety of group pension solutions, either with-profit or unit-linked, on a defined benefit or defined contribution basis for small, medium-sized and large companies. These products include asset accumulation or investment vehicles, protection for death and disability and income or annuity components. Swiss group pension plans, which are part of the “second pillar” of the Swiss retirement savings system, are subject to a minimum return which is set by the Swiss government on the basis of the Swiss federal law on occupational benefit plans (second pillar). This rate was initially reduced from 4% to 3.25% as of January 1, 2003, to 2.25% as of January 1, 2004, and increased to 2.50% effective January 1, 2005. As of December 31, 2004, the share of business subject to the minimum rate of return represented 11% of Life & Pensions’ technical reserves.

Effective January 1, 2004, Life & Pensions introduced its new employee benefit business model for Swiss group pension plans, as announced in the first half of 2003. This new model is more closely aligned with the current economic environment and developments in terms of life expectancy. The key elements of this model comprise a separation of the insurance and pensions relationship, bringing about partial independence and strengthening of the collective foundations, which administer the pension schemes, and a distinction between mandatory and non-mandatory occupational benefits.

On March 24, 2004, the Swiss government passed legislation that provides for a mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this change in legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

Marketing and distribution

Sharing many of the same distribution channels with the Non-Life segment, Life & Pensions products are distributed principally through tied or exclusive agents, brokers and banks. In 2004, approximately 60% of Life & Pensions’ total business volume production was derived from tied agents, including agents of the Non-Life segment, approximately 27% was derived from brokers and approximately 7% was derived from banks, including Credit Suisse. Other channels accounted for the remaining 6%.

Group life products are sold principally through tied agents for small and medium-sized companies, and through brokers and an organization of employee benefit consultants with insurance and banking skills, for multinational corporate customers.

Following the restructuring of the sales organization in Switzerland in 2003, Winterthur restructured its Life & Pensions and Non-Life organization in Switzerland in 2004, bringing management responsibility for the unified organization together. This reorganization is more in line with current customer requirements and is intended to improve operating efficiency.

Operating environment and competition

Operating environment

Winterthur’s operating environment remains challenging. An uncertain investment climate, combined with declining financial returns from lower yielding reinvestments, affect both Winterthur’s operating results and customer demand for life and pensions products, particularly those with a strong savings component. However, the impact of an aging population and the increasing inability of governments to finance pensions and retirement benefits are increasingly likely to provide opportunities for private pension providers in many of the countries where Winterthur operates. As the private sector increases its role in the pension and retirement benefits field, customers and regulators are demanding greater transparency regarding the design, pricing and costs of products as well as more protection for individual customers. These trends may impose extra reporting, training and distribution costs.

Following significant losses in the insurance industry in recent years, there is strong pressure from regulators, customers, rating agencies and shareholders for companies to have adequate capitalization, while still improving returns on equity. Regulators are increasing their efforts to develop more detailed and responsive capital models, which are likely to result in increased capital requirements and also different approaches to setting the appropriate level of capital required to operate businesses.

Competition

As a result of the pressures outlined above, competition remains intense in the insurance industry. Insurers with advanced asset/liability, investment and capital management techniques and functions, good underwriting and claims management systems and processes and strong levels of capital, are likely to be those that can compete most successfully in the current environment. The biggest competitor in Switzerland is Swiss Life. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to some domestic insurers.

Non-Life

Overview

The Non-Life segment (previously known as the “Insurance” segment) provides non-life and health insurance to private, and small and medium-sized corporate clients through a range of distribution channels.

The principal market units of Non-Life are Switzerland, Germany, Spain and Belgium. In addition, it has large operations in North America. All Non-Life operations are managed as part of the combined Life & Pensions and Non-Life market units in the individual countries. The merger of the Life & Pensions and Non-Life operations in Switzerland took place in 2004. Non-Life is increasingly focusing its resources on markets where it has a strong position or opportunities for growth, while withdrawing from those markets where it cannot achieve sufficient scale and profitability. In terms of 2003 gross premiums written, Winterthur ranked as the tenth largest non-life insurer in Europe (after the sale of Churchill Insurance Group and its Italian operations).

Within its home market of Switzerland, based on 2003 gross premiums written, Winterthur was the leading Swiss all-line carrier of non-life insurance with an extensive service network. The main lines of business in this market are motor and accident and health.

In Germany, the non-life operations have a particular focus on health and general liability insurance. Based on 2003 gross premiums written, Winterthur was the fifth largest insurer in Belgium and the sixth largest in Spain. The majority of these market units’ business is motor insurance. Winterthur operates its North American non-life business through three regional insurance companies in the United States and one insurance company in Canada.

Products and services

Winterthur offers motor insurance, non-motor insurance (including fire and property and general liability insurance), and accident and health insurance for individual and small and medium-sized corporate customers in its Non-Life segment. It focuses on personal and commercial lines of insurance designed to provide a high level of customer service. For small and medium-sized corporate clients, it offers packaged products combining different lines of insurance.

Motor insurance

Motor insurance is the largest single product line of the Non-Life segment and contributed approximately 35% to total gross premiums written in 2004. In Switzerland and most other European countries, every motor vehicle owner is required to maintain third-party liability coverage.

Non-motor insurance (excluding accident and health)

Winterthur’s fire, property and general liability products include building insurance covering damage from fire, flood and weather-related incidents, and insurance covering liability claims against individuals and businesses. It sells property insurance to individual customers, commercial property insurance and business interruption insurance. Winterthur’s general liability business provides a wide range of personal and commercial liability insurance products, covering the liability of private persons and small and medium-sized businesses arising from their activities and premises. Commercial product lines include insurance for operations, products, professional activities and environmental liability. In 2004, non-motor business (excluding accident and health) contributed approximately 32% to total gross premiums written.

Accident and health insurance

Winterthur offers individual health insurance covering medical expenses, per diem hospital expenses and lost pay in the event of illness. It also provides individual accident insurance covering these expenses, as well as death and disability claims. In addition to personal product lines, Winterthur sells commercial group accident insurance, covering medical and per diem hospital expenses, as well as providing annuities in the event of death or disability caused by accidents at work or at home. It also offers collective accident insurance, as well as collective health insurance covering per diem hospital expenses for illness or the birth of a child. In 2004, the accident and health business contributed approximately 33% to total gross premiums written.

Marketing and distribution

Winterthur’s non-life products are distributed through a range of different distribution channels, including tied agents, brokers, banks and direct channels and, to a lesser extent, call centers and the internet. In 2004, approximately 46% of Non-Life’s total gross premiums written were derived from tied agents and approximately 50% were derived from brokers. The remaining 4% was generated through call centers, banks and other distribution channels, including the internet.

Following the restructuring of the sales organization in Switzerland in 2003, Winterthur restructured its Life & Pensions and Non-Life organization in Switzerland in 2004, bringing management responsibility for the unified organization together. This reorganization is more in line with current customer requirements and is intended to improve operating efficiency.

Operating environment and competition

Operating environment

The non-life insurance market has been characterized by strong tariff increases in recent years to compensate for poor underwriting results and weak investment performance, but these increases are likely to slow down or reverse as the business cycle changes and competitors seek increased market share through price cuts.

Following significant losses in the insurance industry in recent years, there is strong pressure from regulators, customers, rating agencies and shareholders for companies to have adequate capitalization, while still improving returns on equity. Regulators are increasing their efforts to develop more detailed and responsive capital models, which are likely to result in increased capital requirements and also different approaches to setting the appropriate level of capital required to operate businesses.

Competition

As a result of the pressures outlined above, competition remains intense in the insurance industry. Insurers with advanced asset/liability, investment and capital management techniques and functions, good underwriting and claims management systems and processes and strong levels of capital, are likely to be those that can compete most successfully in the current environment. The biggest competitor in Switzerland is Zurich Financial Services. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to some domestic insurers.

Operating anD financial review

Overview

Factors affecting results of operations

Throughout 2004 the impact of a mixed market environment, weakening US dollar, higher commodity prices and geopolitical issues affected all businesses. This impacted client activity, which briefly increased during the first quarter but decreased again for the remainder of the year, impacting fees and commissions in the banking segments.

The credit environment continued to be favorable throughout 2004, with an increase globally in the number of companies upgraded by rating agencies together with a decline in the number of downgrades. The number of global defaults also decreased noticeably as economic fundamentals continued to improve. This had a positive impact on the Group’s provisions for credit losses in 2004 compared to 2003.

In the global capital markets, global bond underwriting grew by 4.3% while global IPO volumes more than doubled. The volume of global equity and equity-related issuances increased compared to 2003; however, global convertible offerings and US mortgage-backed underwriting both recorded declines compared to 2003. The US also saw an increase in merger activity of over 46%, with a resulting positive impact on underwriting activity and lending. due to a demand for additional financing to finance bids. Growth was particularly strong in US syndicated loan activity and US leveraged loan activity, which grew 36% and 15%, respectively, compared to 2003.

The trading environment proved to be difficult throughout the year due to rising interest rates and geopolitical uncertainties.

The business environment in the insurance industry was characterized by continuing pressure as a result of declining financial returns from lower yielding reinvestment, slowing growth in many markets, the need to maintain adequate levels of capital and client demand for greater transparency in respect of products and pricing. In addition, new legislation was passed by the Swiss government relating to the regulated employee benefit business in Switzerland.

On January 1, 2004, Credit Suisse Group changed the basis of accounting for its financial statements from Swiss GAAP to US GAAP and prior year financial statements were restated to US GAAP. The basis under which the business is managed and for which management evaluates segment results was also changed to US GAAP. Accordingly, all financial information presented herein is based on results of operations and financial condition determined in accordance with US GAAP, with prior year information restated to conform to the current year basis.

Credit Suisse Group structure

Credit Suisse Group is a global financial services company engaging in private banking, corporate and retail banking, investment banking, asset management and insurance.

As discussed in the section Information on the company, on July 13, 2004, Credit Suisse Group restructured the organization into three business units, which resulted in no change to the existing segments. The business units and related reporting segments were: Private Banking and Corporate & Retail Banking under the business unit Credit Suisse; Institutional Securities and Wealth & Asset Management under the business unit Credit Suisse First Boston; and Life & Pensions and Non-Life under the business unit Winterthur. In addition, the Corporate Center includes expenses for activities sponsored by the Group as well as consolidation adjustments.

On December 7, 2004, Credit Suisse Group held an Investor Day at which it announced its plans to create a fully integrated bank by the end of 2006, combining the current business units Credit Suisse and Credit Suisse First Boston to better address client needs in a rapidly changing market environment, as well as making more efficient use of its resources. Activities geared towards the needs of private clients and those targeting corporate and investment banking clients will be bundled in two distinct lines of business, Private Client Services and Corporate & Investment Banking. A third business line will comprise Credit Suisse Group’s asset management services, reflecting the Group’s core strength and one of the key elements in its generation of value for clients across all its businesses. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs, enabling increased revenues and cost savings. The first step in the integration is the merger of the two banks in Switzerland, which is scheduled for the second quarter of 2005, but remains subject to final internal and regulatory approvals.

Credit Suisse Group management

For a discussion of changes in the Group’s management during 2004, refer to Corporate Governance.

Summary of Group results

In 2004, a mixed market environment, a weakening US dollar, higher commodity prices and geopolitical issues affected all businesses. Although the markets regained some momentum towards the end of the fourth quarter, volatility remained low relative to historical norms. However, the businesses responded well to the changing environment and the Group reported higher net income for the year 2004, with particularly strong results in Private Banking, Corporate & Retail Banking and Life & Pensions, and improvements in Institutional Securities and Wealth & Asset Management. Net revenues in 2004 increased to CHF 54,014 million, a 5% increase compared to 2003, while total operating expenses declined 6% to CHF 24,623 million in 2004. The provision for credit losses declined 87% to CHF 78 million in 2004. Net income increased to CHF 5,628 million from CHF 770 million in 2003. A number of divestitures were made during the course of 2004, including the disposal of a minority holding in Warburg Pincus and a number of disposals by Winterthur.

In 2002 and 2003, the Group focused on efficiency and on returning its core businesses to profitability, maintaining leading positions in key markets and building its client franchise. In 2003, a number of divestitures were made, most significantly at Winterthur, with the sale of Republic Financial Services in the US, Churchill Insurance Group in the UK and Winterthur’s operations in Italy. The sale of Pershing, Credit Suisse First Boston’s clearing and execution platform, was also completed. In 2003, market and economic conditions generally improved from 2002, but remained challenging and very competitive. Net revenues in 2003 increased to CHF 51,353 million, a 9% increase compared to 2002, with a decrease in commissions and fees, due to reduced investment banking activity and lower client activity, offset by an increase in net gains from investment securities. Total operating expenses declined 11% from 2002 to CHF 26,141 million for 2003 with a goodwill impairment charge of CHF 1,510 million more than offset by decreases in compensation and benefits, as well as lower discretionary expenses and litigation provisions. The provision for credit losses declined 79% in 2003 to CHF 600 million. Net income increased to CHF 770 million in 2003 from a net loss of CHF 4,448 million in 2002.

Summary of segment results

The Credit Suisse business unit performed well in 2004, with results being driven by strong increases in revenues in Private Banking, as well as solid revenues and low provisions for credit losses at Corporate & Retail Banking. In addition, both segments benefited from ongoing cost containment and process improvements designed to ensure a clear focus on clients. In 2003, the business unit performed well compared to 2002, benefiting from a better global market environment and the implementation of efficiency measures. Key developments within each segment were as follows:

– Private Banking reported net income of CHF 2,473 million in 2004, an increase of 28%, or CHF 537 million, compared to 2003, due primarily to asset-driven revenues and efficiency improvements. In 2003, net income of CHF 1,936 million was reported, an increase of CHF 755 million compared to 2002, primarily as a result of decreased operating expenses achieved through efficiency measures and decreased headcount. In addition, increased trading revenues were reported, due mainly to an increase in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting.

– Corporate & Retail Banking reported net income of CHF 901 million, an increase of 54%, or CHF 315 million, compared to 2003, which was primarily attributable to continued efficiency improvements and a low level of credit provisions. In 2003, net income of CHF 586 million was reported, an increase of CHF 880 million compared to a net loss of CHF 294 million in 2002, resulting primarily from increased trading revenues, a decrease in other expenses due to the implementation of efficiency measures and lower credit provisions.

In 2004, Credit Suisse First Boston continued to improve its financial performance with a full-year result driven by revenue growth, particularly in debt underwriting, and equity and fixed income trading. In addition, it made continued investments in its franchise by maintaining industry-competitive compensation levels and by certain organizational changes. In 2003, Credit Suisse First Boston enjoyed a successful turnaround from a loss in 2002, while focusing on profitability and cost discipline, and also benefited from lower credit provisions as a result of a continued improvement in the credit markets. Key developments within Institutional Securities and Wealth & Asset Management were as follows:

– Institutional Securities reported net income of CHF 1,313 million in 2004, an increase of 47%, or CHF 421 million, compared to 2003, reflecting higher fixed income and equity trading results, gains on legacy investments, lower credit provisions and lower income tax expense, offset in part by higher operating expenses. In 2003, net income of CHF 892 million was reported, a substantial improvement over the net loss of CHF 1,032 million in 2002. This resulted primarily from a significant decline in provisions for credit losses and also from lower compensation-related expenses and other operating expenses, which resulted from the implementation of its efficiency measures.

– Wealth & Asset Management reported net income of CHF 530 million in 2004, an increase of 127%, or CHF 297 million, compared to 2003, primarily due to significant private equity investment-related gains. In 2003, net income of CHF 233 million was reported, a significant improvement over the net loss of CHF 477 million for 2002. This improvement resulted principally from a loss on the sale of Pershing in 2002 and a gain from the sale of a holding in a Japanese online broker in 2003.

The Winterthur business unit recorded a solid performance in 2004. This was in spite of the business environment being characterized by slowing growth in many markets, the insurance industry’s focus on maintaining adequate levels of capital, client demand for greater transparency in respect of products and pricing, and declining financial returns resulting from lower yielding reinvestments. In 2003, the business unit made a number of divestitures, which had a significant impact on total business volumes. However, investment income improved due to a significant decrease in realized losses due to improved market conditions.

– Life & Pensions reported net income of CHF 522 million in 2004, compared to a net loss of CHF 2,035 million in 2003, primarily driven by cost containment, efficiency improvements and stable investment income. In 2003, the net loss increased by CHF 107 million from a net loss of CHF 1,928 million recorded in 2002, due largely to a goodwill impairment charge and the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities, despite an increase in investment income due to improved market conditions.

– Non-Life reported net income of CHF 206 million in 2004 compared to a net loss of CHF 374 million in 2003, driven primarily by continued cost containment, an improved underwriting result and higher investment income, partially offset by a charge relating to the increase in the provision for contingencies related to the sale of Winterthur International in 2001. In 2003, a net loss of CHF 374 million was reported compared to a net loss of CHF 1,099 million in 2002, reflecting higher investment income, lower administration costs and improved underwriting results. In addition, Non-Life recognized losses on disposals of operations and strengthened certain provisions related to its current and former international business portfolio in 2003.

Credit Suisse Group

The presentation of the Group’s results reflects the business unit and segment structure in place at December 31, 2004, and should be read in conjunction with the consolidated financial statements and the related notes, in particular note 5.

The following table presents the Group's consolidated statements of income:
Year ended December 31, in CHF m	2004	2003	2002

Interest and dividend income	30,973	28,359	32,196
Interest expense	(19,007)	(16,637)	(21,191)

Net interest income	11,966	11,722	11,005

Commissions and fees	13,577	12,917	15,316
Trading revenues	4,559	3,528	3,443
Realized gains/(losses) from investment securities, net	1,156	1,534	(4,205)
Insurance net premiums earned	20,874	21,708	22,195
Other revenues	1,882	(56)	(509)

Total noninterest revenues	42,048	39,631	36,240

Net revenues	54,014	51,353	47,245

Policyholder benefits, claims and dividends	21,011	22,801	19,191
Provision for credit losses	78	600	2,822

Total benefits, claims and credit losses	21,089	23,401	22,013

Insurance underwriting, acquisition and administration expenses	4,190	4,504	4,871
Banking compensation and benefits	11,951	11,042	13,495
Other expenses	8,397	8,950	11,068
Goodwill impairment	0	1,510	0
Restructuring charges	85	135	32

Total operating expenses	24,623	26,141	29,466

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	8,302	1,811	(4,234)

Income tax expense/(benefit)	1,441	(3)	(114)
Dividends on preferred securities for consolidated entities	0	133	133
Minority interests, net of tax	1,127	(31)	(193)

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734	1,712	(4,060)

Income/(loss) from discontinued operations, net of tax	(100)	(383)	(466)
Extraordinary items, net of tax	0	7	18
Cumulative effect of accounting changes, net of tax	(6)	(566)	60

Net income/(loss)	5,628	770	(4,448)

The following table presents the Group's basic and diluted earnings per share:
Year ended December 31, in CHF	2004	2003	2002

Basic earnings per share
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.90	1.45	(3.52)
Income/(loss) from discontinued operations, net of tax	(0.09)	(0.33)	(0.40)
Extraordinary items, net of tax	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	(0.01)	(0.49)	0.05

Net income/(loss) available for common shares	4.80	0.64	(3.85)

Diluted earnings per share
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.83	1.43	(3.52)
Income/(loss) from discontinued operations, net of tax	(0.08)	(0.33)	(0.40)
Extraordinary items, net of tax	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	0.00	(0.48)	0.05

Net income/(loss) available for common shares	4.75	0.63	(3.85)

Year ended December 31, 2004 compared to year ended December 31, 2003

Net interest income

The Group reported net interest income of CHF 11,966 million in 2004, an increase of CHF 244 million, or 2%, compared to 2003. Increased lending volumes resulted in higher net interest income in Private Banking, while a decrease in Corporate & Retail Banking was due to a greater volume of interest rate derivatives qualifying for hedge accounting during 2004. Net interest income in Institutional Securities also declined, mainly due to increased interest expenses as a result of higher short-term interest rates.

Noninterest revenues

The Group reported total noninterest revenues of CHF 42,048 million in 2004, an increase of CHF 2,417 million, or 6%, compared to 2003.

Commissions and fees increased CHF 660 million, or 5%, due mainly to an increase in Private Banking as a result of higher asset-based commissions on the increased average asset base.

Trading revenues increased CHF 1,031 million, or 29%, to CHF 4,559 million, driven mainly by an increase in both fixed income and equity trading results in the Institutional Securities segment. There was also a decline in net realized gains/(losses) from investment securities in both insurance segments as a result of higher realized gains on available-for-sale securities in 2003.

Insurance net premiums earned decreased CHF 834 million, or 4%, to CHF 20,874 million, due mainly to a decrease in gross premiums written in Life & Pensions of CHF 1,196 million, or 10%. The primary driver behind this decline was a decline in the Swiss group life business. This decrease was partially offset by an increase in gross premiums written in Non-Life, primarily reflecting tariff increases and the transfer of the non-mandatory part of the Swiss health insurance business to a consolidated entity.

Other revenues of CHF 1,882 million were reported compared to a loss of CHF 56 million in the previous year, mainly reflecting the impact of entities required to be consolidated in accordance with FIN 46R, “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, in the Wealth & Asset Management segment. This increase however, had no impact on net income as offsetting minority interests were recorded. In addition, other revenues in Life & Pensions increased, due mainly to favorable deposit premium growth relating to new business in the UK and Asia. This was partially offset by a loss in the Corporate Center of CHF 157 million before tax on the sale of a 19.9% stake in the private equity activities of Warburg Pincus.

Total benefits, claims and credit losses

Provisions for credit losses continued to be positively impacted by the generally favorable credit environment throughout 2004. The Group reported a provision for credit losses of CHF 78 million for the full-year 2004, representing a decrease of CHF 522 million, or 87%, compared to 2003. This included a significant release in the Institutional Securities segment, due mainly to a recovery related to the sale of an impaired loan.

Policyholder benefits, claims and dividends decreased by 8%, or CHF 1,790 million, to CHF 21,011 million, due to a decrease in benefits and policyholder dividends in the Life & Pensions segment. This decrease in benefits was primarily driven by lower premium income, which resulted in a lower charge in provisions for future benefits. The change in policyholder dividends was due to lower provisions for future dividends to policyholders of CHF 501 million, driven largely by a change in German tax laws in 2003.

Operating expenses

The Group reported total operating expenses of CHF 24,623 million for 2004, a decrease of CHF 1,518 million, or 6%, compared to 2003. The decrease is mainly due to a 2003 goodwill impairment of CHF 1,510 million in the Life & Pensions segment.

Insurance underwriting, acquisition and administration expenses of CHF 4,190 million decreased by CHF 314 million, or 7%, due primarily to lower charges in 2004 as a result of additional write-downs of deferred acquisition costs and present value of future profits in Life & Pensions in 2003. In addition, administration expenses in both insurance segments decreased, reflecting further cost savings.

Banking compensation and benefits increased CHF 909 million, or 8%, reflecting increased incentive-related compensation in the banking segments, which was in line with improved results. Institutional Securities accounted for a substantial portion of this increase. Additionally, banking compensation and benefits were negatively impacted by combined severance costs of CHF 156 million in the Institutional Securities and Wealth & Asset Management segments resulting from a change in business structure within these segments.

Other expenses included a charge relating to the sale of Winterthur International of CHF 321 million, as discussed below in Loss contingencies, whereas the 2003 balance included provisioning for the former and current international portfolio.

In comparison with 2003, operating expenses in 2004 also declined due to charges in 2003 related to a write-off of intangible assets in Wealth & Asset Management of CHF 270 million, as well as an impairment of goodwill in the amount of CHF 1,510 million in Life & Pensions, both of which did not reoccur in 2004.

Income tax expense

The Group recorded income tax expense of CHF 1,441 million compared to an income tax benefit of CHF 3 million in 2003, reflecting the Group’s improved results in 2004. Additionally, the increase was impacted by tax benefits recorded in 2003 in the insurance segments as a result of a tax law change in Germany. In this respect, in 2003 Life & Pensions had recorded a tax benefit of CHF 658 million and Non-Life had recorded a tax benefit of CHF 124 million. Additionally, Life & Pensions and Non-Life recorded benefits of CHF 72 million and CHF 59 million in 2004, respectively, due to the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years.

The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million in Institutional Securities, following the favorable resolution of matters with local tax authorities during the year.

The Group tax expense was further reduced by a tax benefit of CHF 268 million relating to non-taxable income arising on investments that are required to be consolidated under accounting rules (FIN 46R).

The Group tax rate benefited from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters in Private Banking.

Due largely to the items identified above, the Group’s effective tax rate in 2004 was 17%, compared to the Swiss statutory rate of 25%, and is not predictive of the Group’s future income tax rate.

Loss contingencies

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at December 31, 2004 for this sale-related contingency, net of pre-payments to and risks retained by XL, amounted to CHF 623 million (USD 550 million). The provision, which reflects the adverse development of CHF 737 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserve Amount (SNRA), is based on an extensive analysis of data recently provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary. The current difference between the two positions under review by the Independent Actuary is CHF 1,029 million (USD 909 million).

In addition to the SPA, Winterthur has several other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 the first details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur has evaluated these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net interest income

The Group reported net interest income of CHF 11,722 million in 2003, an increase of CHF 717 million, or 7%, compared to 2002, with a decline in interest income of CHF 3,837 million more than offset by the decline in interest expenses of CHF 4,554 million.

Generally, interest rates continued to fall during 2003, which particularly impacted the average rates earned from Swiss domestic investments. In addition, average interest income from central bank funds sold, securities purchased under resale agreements and securities borrowing transactions declined significantly due to lower average balances in 2003.

The decline in interest rates had a positive impact on the average rate paid on Swiss domestic trading liabilities, which decreased from 6.2% in 2002 to 2.0% in 2003. The decrease in interest expense was further positively impacted by lower average long-term debt during 2003.

Noninterest revenues

The Group reported total noninterest revenues of CHF 39,631 million, an increase of CHF 3,391 million, or 9% compared to 2002.

Commissions and fees amounted to CHF 12,917 million, representing a decrease of CHF 2,399 million, or 16%, which was due mainly to a decline in investment banking revenues and advisory fees in the Institutional Securities segment. This reflected a decrease in revenues due to low volumes in mergers and acquisitions activity, as well as a decrease in new equity issuances. In addition, commissions and fees declined in Private Banking due to lower client activity.

Trading revenues of CHF 3,528 million represented a 2% increase from 2003, with declines in fixed income and equity trading results in the Institutional Securities segment more than offset by increases in Private Banking and Corporate & Retail Banking, which were positively impacted by changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting.

Net realized gains from investment securities of CHF 1,534 million were reported in 2003, compared to a loss of CHF 4,205 million in 2002. This increase was primarily due to a significant decrease in realized losses in Life & Pensions as a result of improvements in the equity markets and reduced equity positions.

Insurance net premiums earned decreased CHF 487 million, or 2%, to CHF 21,708 million due mainly to a decrease in Life & Pensions as a result of a higher volume of single premiums in 2002 and lower client demand for individual life products as a result of adapting the business to market conditions in 2003. This was partially offset by an increase in Non-Life as a result of the continued implementation of tariff increases across all major markets.

Total benefits, claims and credit losses

The Group reported a decrease in provisions for credit losses of CHF 2,222 million, or 79%, in 2003 due to the improved credit environment and a release of provisions in Institutional Securities relating to impaired and non-impaired loans, as well as the legacy real estate portfolio.

Policyholder benefits, claims and dividends increased CHF 3,610 million, or 19%, to CHF 22,801 million in 2003 compared to 2002. In the Life & Pensions segment, dividends to policyholders increased by CHF 3,638 million from 2002 due to higher investment results, the impact of German tax law changes, as described below, and a refinement of the methodology for the calculation of the deferred bonus reserve. This increase was partially offset by a decrease in policyholder benefits due to a decrease in the provision for future policyholder benefits, in line with the development of net premiums earned and benefits paid.

Operating expenses

The Group recorded total operating expenses of CHF 26,141 million in 2003, a decrease of CHF 3,325 million, or 11%, largely as a result of a decrease in banking compensation and benefits, and other expenses in Institutional Securities.

Insurance underwriting, acquisition and administration expenses of CHF 4,504 million were reported, a decrease of CHF 367 million, or 8%, compared to 2002. This was due largely to a decrease in administration expenses in the insurance segments, which reflected mainly ongoing efficiency measures.

Banking compensation and benefits decreased by CHF 2,453 million, or 18%, to CHF 11,042 million due primarily to declines in both Institutional Securities and Wealth & Asset Management. These declines were due mainly to reduced headcount, the change in vesting for future awards, a decline in the amortization of retention awards and lower severance-related costs.

Other expenses of CHF 8,950 million represented a decrease of CHF 2,118 million, or 19%, compared to 2002. This reflected lower litigation provisions and reduced discretionary expenses in Institutional Securities. In addition, other expenses in Private Banking and Corporate & Retail Banking decreased by CHF 165 million and CHF 337 million, respectively, reflecting the results of efficiency measures. The 2003 charge also included provisioning for the former and current international portfolio.

A goodwill impairment of CHF 1,510 million was recorded in Life & Pensions in 2003, as the Group had identified an excess in the carrying amount of goodwill over its implied fair value as a result of the changing environment.

Income tax benefit

In 2003, the Group recorded an income tax benefit of CHF 3 million compared to a benefit of CHF 114 million in 2002.

Life & Pensions and Non-Life recorded a combined tax benefit of CHF 1,224 million in 2003. In December 2003, the German government abolished the tax exemption for realized gains on equities and dividend income for investments held by life and health insurance companies. Retroactive changes were also made to the taxation of investment funds. This change resulted in a release of the deferred tax provision that the Group was holding in respect of realized and unrealized gains in investment funds. The change resulted in a tax benefit in Life & Pensions and Non-Life of CHF 658 million and CHF 124 million, respectively, of which CHF 711 million was allocated to the policyholders.

Due mainly to the above, the Group’s effective tax rate in 2003 was not predictive of its future tax rates.

Discontinued operations and accounting changes

In line with the Group’s focus on returning to profitability in core businesses, a number of divestitures were made during 2003.

In May 2003, the clearing and execution platform Pershing was sold, as a result of which Wealth & Asset Management recorded a loss of CHF 576 million in 2002 and income of CHF 18 million in 2003.

The main components of the discontinued operations reported by Life & Pensions and Non-Life were the sale of the Churchill Insurance Group, Republic Financial Services in the US, and Winterthur operations in Italy.

A cumulative effect of accounting changes, net of tax of CHF 566 million was recorded in 2003. This was related mainly to the early adoption of Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” and the adoption of FIN 46. For further information on accounting policies, see note 1 in the Notes to the consolidated financial statements.

Credit Suisse

The Credit Suisse business unit is a leading provider of comprehensive financial services in Switzerland and a large number of other markets worldwide. The business unit offers investment and lending products as well as financial advisory services for private and corporate clients.

For the periods under discussion, the Credit Suisse business unit was comprised of two reporting segments: Private Banking and Corporate & Retail Banking. For information relating to the services provided by Credit Suisse, refer to Information on the Company – Credit Suisse.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse. It also transferred its Private Client Services UK business from Wealth & Asset Management to Private Banking. The results for all periods presented have been restated to reflect these transfers.

The following table presents selected information of Credit Suisse:
Year ended December 31, in CHF m	2004	2003	2002

Net revenues	10,518	9,792	8,675

Total operating expenses	6,194	6,157	6,779

Net income	3,374	2,522	887

Cost/income ratio	58.9%	62.9%	78.1%

Return on average allocated capital	40.7%	31.7%	11.4%
Average allocated capital	8,335	8,001	7,908

The following table presents selected other data of Credit Suisse:
December 31	2004	2003	2002

Assets under management in CHF bn	593.0	564.9	516.3

Number of employees (full-time equivalents)	20,656	20,329	22,248

Private Banking

Year ended December 31, 2004 compared to year ended December 31, 2003

Private Banking reported net income of CHF 2,473 million for 2004, up CHF 537 million, or 28%, compared to 2003. Net revenues increased by CHF 671 million, or 10%, to CHF 7,170 million for 2004. This increase in net revenues was driven mainly by higher net interest income as a result of increased lending volumes and higher dividend income. The year 2004 also benefited from the increased average asset base, generating higher asset-based commissions. In addition, commissions and fees increased as a result of higher transaction-related commissions such as brokerage and product issuing fees.

Provision for credit losses declined by CHF 18 million to a net recovery of CHF 6 million in 2004, reflecting a favorable credit environment.

Total operating expenses amounted to CHF 4,143 million in 2004, up CHF 138 million, or 3%, compared to 2003. This increase in total operating expenses was driven mainly by higher commission expenses – related to increased commission income – and a rise in performance-related compensation reflecting the improved result. Higher expenses attributable to the targeted expansion of Private Banking’s distribution capabilities, particularly in its international operations, were more than offset by ongoing cost containment and efficiency improvements. Private Banking recorded a cost/income ratio of 57.8% for 2004, down 3.8 percentage points compared to 2003.

The following table presents the results of the Private Banking segment:
Year ended December 31, in CHF m	2004	2003	2002

Net interest income	1,932	1,525	1,476

Commissions and fees	4,732	4,274	4,375
Trading revenues including realized gains/(losses) from investment securities, net	374	507	79
Other revenues	132	193	82

Total noninterest revenues	5,238	4,974	4,536

Net revenues	7,170	6,499	6,012

Provision for credit losses	(6)	12	62

Compensation and benefits	2,095	2,051	2,215
Other expenses	2,050	1,942	2,107
Restructuring charges	(2)	12	17

Total operating expenses	4,143	4,005	4,339

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,033	2,482	1,611

Income tax expense	541	532	397
Minority interests, net of tax	19	15	15

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,473	1,935	1,199

Income/(loss) from discontinued operations, net of tax	0	1	(35)
Extraordinary items, net of tax	0	7	17
Cumulative effect of accounting changes, net of tax	0	(7)	0

Net income	2,473	1,936	1,181

The following table presents key information of the Private Banking segment:
Year ended December 31	2004	2003	2002

Cost/income ratio	57.8%	61.6%	72.2%

Gross margin	133.7 bp	133.3 bp	120.4 bp
of which asset-driven	81.9 bp	77.2 bp	79.7 bp
of which transaction-driven	45.0 bp	45.5 bp	34.5 bp
of which other	6.8 bp	10.6 bp	6.2 bp
Net margin	46.5 bp	40.0 bp	23.9 bp

Net new assets in CHF bn	26.4	17.9	19.1

Average allocated capital in CHF m	3,331	2,973	2,851

The following table outlines selected balance sheet and other data of the Private Banking segment:
December 31	2004	2003	2002

Assets under management in CHF bn	539.1	511.3	465.1

Total assets in CHF bn	188.7	174.9	176.4

Number of employees (full-time equivalents)	12,342	11,850	12,967

The Private Banking segment’s income tax rate in 2004 amounted to 18% compared to 21% in 2003, benefiting from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters.

Private Banking reported net new assets of CHF 26.4 billion for 2004, representing an annual growth rate of 5.2%, exceeding the mid-term target of 5.0%. Private Banking continued to achieve healthy inflows from Asia and the European onshore market, recording double-digit growth rates. In 2004, the gross margin on average assets under management amounted to 133.7 basis points, virtually unchanged from the high level in 2003. The gross margin in 2004 also reflected an increase in its asset-driven component, due mainly to higher lending volumes and higher portfolio management fees. Assets under management amounted to CHF 539.1 billion at the end of 2004, up CHF 27.8 billion, or 5.4%, from the end of 2003. Assets under management in 2004 were positively impacted by the aforementioned net new asset inflows and stronger equity and bond markets, nearly offset by foreign exchange impacts – especially as a result of the weakening of the US dollar.

Year ended December 31, 2003 compared to year ended December 31, 2002

Private Banking reported net income of CHF 1,936 million for 2003, up CHF 755 million, or 64%, compared to 2002. Net revenues amounted to CHF 6,499 million, up CHF 487 million, or 8%, compared to 2002. This increase in net revenues was primarily a result of increased trading revenues, which included changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. Higher trading revenues were partially offset by lower commissions and fees, mainly as a result of lower client activity.

As a result of a favorable credit environment, as well as improved risk management, provision for credit losses decreased by CHF 50 million, or 81%, to CHF 12 million for the year 2003.

Total operating expenses amounted to CHF 4,005 million in 2003, down CHF 334 million, or 8%, compared to 2002. Mainly as a result of a reduction in headcount, compensation and benefits decreased CHF 164 million, or 7%, to CHF 2,051 million. Other expenses declined by CHF 165 million, or 8%, to CHF 1,942 million for the year 2003. The decrease in 2003 was driven primarily by efficiency measures and cost containment .

The growth in net new assets of 3.8% remained virtually unchanged in 2003 compared to 2002. The gross margin on average assets under management of 133.3 basis points improved by 12.9 basis points, due mainly to substantially higher trading income as well as improved interest income and other revenues. At the end of 2003, assets under management were CHF 511.3 billion, up CHF 46.2 billion, or 9.9%, compared to year-end 2002. Assets under management benefited mainly from stronger equity markets as well as from inflows of net new assets, which totaled CHF 17.9 billion in 2003.

Corporate & Retail Banking

Year ended December 31, 2004 compared to year ended December 31, 2003

Corporate & Retail Banking reported net income of CHF 901 million in 2004, an increase of CHF 315 million, or 54%, compared to 2003.

The following table presents the results of the Corporate & Retail Banking segment:
Year ended December 31, in CHF m	2004	2003	2002

Net interest income	2,069	2,311	2,181

Commissions and fees	823	714	739
Trading revenues including realized gains/(losses) from investment securities, net	328	181	(430)
Other revenues	128	87	173

Total noninterest revenues	1,279	982	482

Net revenues	3,348	3,293	2,663

Provision for credit losses	122	391	628

Compensation and benefits	1,047	1,114	1,065
Other expenses	1,004	1,038	1,375

Total operating expenses	2,051	2,152	2,440

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,175	750	(405)

Income tax expense/(benefit)	272	158	(111)
Minority interests, net of tax	2	1	0

Income/(loss) from continuing operations before cumulative effect of accounting changes	901	591	(294)

Cumulative effect of accounting changes, net of tax	0	(5)	0

Net income/(loss)	901	586	(294)

The following table presents key information of the Corporate & Retail Banking segment:
Year ended December 31	2004	2003	2002

Cost/income ratio	61.3%	65.4%	91.6%

Net new assets in CHF bn	1.4	0.7	(0.7)

Return on average allocated capital	18.0%	11.7%	(5.8%)
Average allocated capital in CHF m	5,004	5,028	5,057

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
December 31	2004	2003	2002

Assets under management in CHF bn	53.9	53.6	51.2

Total assets in CHF bn	99.5	98.5	97.1

Mortgages in CHF bn	63.0	59.8	56.6

Other loans in CHF bn	23.7	25.1	27.1

Number of branches	214	214	223

Number of employees (full-time equivalents)	8,314	8,479	9,281

Net revenues amounted to CHF 3,348 million, up CHF 55 million, or 2%, compared to 2003. The increase in net revenues was driven mainly by higher commission and fee income, reflecting higher brokerage income, the sale of structured investment products, as well as higher private mortgage volumes, which were up 9% compared to 2003, representing growth that was significantly above the market rate. These effects were partially offset by lower gains from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. The decrease in net interest income and the increase in trading revenues year-on-year are the result of an increased amount of interest rate derivatives that qualify for hedge accounting in 2004 compared to 2003.

Corporate & Retail Banking reported total operating expenses of CHF 2,051 million, down CHF 101 million, or 5%, compared to 2003. Higher performance-related compensation in line with higher net income, and higher commission expenses related to higher commission income, were more than offset by cost containment and further efficiency improvements.

For 2004, provision for credit losses amounted to CHF 122 million, down CHF 269 million, or 69%, from 2003. The improvement mainly reflects a significant reduction of impaired loans by CHF 1.2 billion to a level of CHF 3.7 billion, a favorable credit environment and improved risk management requiring a low level of new provisions.

Corporate & Retail Banking reported a return on average allocated capital of 18.0%, up 6.3 percentage points from 2003. The segment’s second key performance indicator – its cost/income ratio – improved from 65.4% in 2003 to 61.3% in 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Corporate & Retail Banking reported net income of CHF 586 million in 2003, an increase of CHF 880 million compared to 2002.

Net revenues amounted to CHF 3,293 million, up CHF 630 million, or 24%, compared to 2002. This increase in net revenues was mainly attributable to higher trading revenues as a result of gains in 2003 from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting instead of losses reported on such derivatives in 2002.

Total operating expenses amounted to CHF 2,152 million in 2003, down CHF 288 million, or 12%, compared to 2002. Compensation and benefits increased by CHF 49 million, or 5%, whereas other expenses declined by CHF 337 million, or 25%, as a result of efficiency measures to CHF 1,038 million in 2003.

Provision for credit losses declined by CHF 237 million, or 38%, to CHF 391 million in 2003, reflecting an improved credit environment as well as improved risk management.

Corporate & Retail Banking reported a return on average allocated capital of 11.7% in 2003, up from –5.8% in 2002. The segment’s second key performance indicator – its cost/income ratio – improved from 91.6% in 2002 to 65.4% in 2003.

Credit Suisse First Boston

The Credit Suisse First Boston business unit serves global institutional, corporate, government and high-net-worth clients as a financial intermediary through two segments, Institutional Securities and Wealth & Asset Management.

The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services, and sales and trading for users and suppliers of capital globally. The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the name Credit Suisse Asset Management; it advises and invests in alternative investment vehicles, including private equity funds, through the Alternative Capital business; and it provides financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. For information relating to the services provided by the Credit Suisse First Boston business unit, refer to Information on the Company – Credit Suisse First Boston.

In 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private funds group activities previously included in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Credit Suisse First Boston also reorganized the businesses within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the businesses within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private funds groups.

The following table presents selected information of Credit Suisse First Boston:
Year ended December 31, in CHF m	2004	2003	2002

Net revenues	17,322	15,180	17,364

Total operating expenses	13,914	13,226	17,459

Net income	1,843	1,125	(1,509)

Cost/income ratio	80.3%	87.1%	100.5%

Compensation/revenue ratio	49.8%	50.8%	57.7%

Pre-tax margin	19.9%	11.8%	(12.2%)

Return on average allocated capital	16.1%	9.6%	(10.6%)
Average allocated capital	11,419	11,776	14,253

Other data excluding minority interests
Net revenues 1)	16,234	15,180	17,364

Cost/income ratio 1) 2)	85.6%	87.1%	100.5%

Compensation/revenue ratio 1)	53.1%	50.8%	57.7%

Pre-tax margin 1) 2)	14.6%	11.8%	(12.2%)

1) Excluding CHF 1,088 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
2) Excluding CHF 16 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected other data of Credit Suisse First Boston:
December 31	2004	2003	2002

Assets under management in CHF bn	488.1	477.0	481.5

Number of employees (full-time equivalents)	19,479	18,341	22,801

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse. It also transferred its Private Client Services UK business from Wealth & Asset Management to Private Banking.

The results for all periods presented have been restated to reflect these transfers.

Effective January 1, 2004, Credit Suisse Group’s net revenues and operating expenses include the consolidation of certain private equity funds within Credit Suisse First Boston under Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R). This consolidation did not impact net income as the increase to net revenues and expenses was offset by an equivalent increase in minority interests. Net revenues, operating expenses and certain ratios have also been presented excluding these minority interest-related revenues and expenses because Credit Suisse First Boston does not have an economic interest in them. For a further discussion of the impact of FIN 46R refer to note 1 and note 39 in the Notes to the consolidated financial statements.

Credit Suisse First Boston’s businesses are managed on a US dollar basis, and a majority of its revenues, expenses and assets are US dollar-based. The US dollar weakened 8% and 13% against the Swiss franc in 2004 and 2003, respectively, adversely affecting revenues and favorably impacting expenses when translated into Swiss francs.

Institutional Securities

Year ended December 31, 2004 compared to year ended December 31, 2003

Institutional Securities reported net income of CHF 1,313 million in 2004, compared with CHF 892 million in 2003, primarily due to higher revenues, lower credit provisions (including the release of significant credit provisions) and lower income tax expense, offset in part by higher operating expenses. Institutional Securities measures performance based on pre-tax margin. For 2004, pre-tax margin was 13.6%, an increase of 0.9 percentage points from 2003. Excluding minority-interest-related revenues, pre-tax margin in 2004 was 12.7%, unchanged compared to 2003.

In 2004, Institutional Securities had net revenues of CHF 13,120 million, an increase of CHF 930 million, or 8%, from CHF 12,190 million in 2003. The increase was primarily related to higher fixed income and equity trading results, higher debt underwriting and gains on legacy investments recorded in the first half of 2004. These increased revenues were offset in part by declines in advisory fees and equity underwriting revenues.

Investment banking net revenues include debt underwriting, equity underwriting and advisory and other fees. Total investment banking revenues declined 4%, or CHF 137 million, to CHF 3,328 million in 2004, with solid increases in debt underwriting offset by decreases in advisory fees and equity underwriting. Debt underwriting fees improved CHF 109 million, or 7%, in 2004, principally as a result of increased leverage finance and syndicated finance activity. Advisory and other fee income declined CHF 208 million, or 18%, primarily reflecting a decline in mergers and acquisitions market share. Equity underwriting revenues declined CHF 38 million, or 5%, reflecting several large transactions in 2003. The 2003 results reflected decreased equity new issuance activity during the early part of the year.

The following table presents the results of the Institutional Securities segment:
Year ended December 31, in CHF m	2004	2003	2002

Net interest income	3,720	4,015	3,697

Investment banking	3,328	3,464	4,389
Commissions and fees	2,702	2,508	3,301
Trading revenues including realized gains/(losses) from investment securities, net	2,680	1,938	3,376
Other revenues	690	265	(437)

Total noninterest revenues	9,400	8,175	10,629

Net revenues	13,120	12,190	14,326

Provision for credit losses	(35)	167	2,023

Compensation and benefits	7,429	6,598	8,635
Other expenses	3,946	3,881	5,859

Total operating expenses	11,375	10,479	14,494

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,780	1,544	(2,191)

Income tax expense/(benefit)	344	632	(1,095)
Minority interests, net of tax	123	0	0

Income/(loss) from continuing operations before cumulative effect of accounting changes	1,313	912	(1,096)

Cumulative effect of accounting changes, net of tax	0	(20)	64

Net income/(loss)	1,313	892	(1,032)

 Total trading revenues of CHF 8,979 million increased CHF 666 million, or 8%, compared to 2003. Fixed income trading revenues increased CHF 397 million, or 8%, to CHF 5,507 million compared to 2003, reflecting strong results in the structured products businesses, including commercial and residential mortgage-backed securities due to business expansion efforts as well as an industry-wide increase in securitization activity. The increased revenues also reflected improved risk-taking and positioning activity, offset in part by overall declines in interest rate and credit products. Equity trading revenues increased CHF 269 million, or 8%, to CHF 3,472 million compared to 2003, principally due to improvements in the cash business driven by higher transaction volumes and customer activity, stronger equity risk-taking and positioning activity, which benefited from increased volatility at the beginning and end of 2004, and improved results in the options and structured products business due to an increased focus on flow derivatives. These increases were partially offset by lower results from trading in convertible securities due to weaker volumes and customer flows.

Other revenues, including results from the loan portfolio, increased CHF 401 million, or 97%, to CHF 813 million in 2004, primarily due to an increase in gains on legacy investments and minority-interest-related revenues of CHF 128 million. The net exposure, including unfunded commitments, of the legacy portfolio was CHF 1.3 billion as of December 31, 2004, a decrease of CHF 1.4 billion from December 31, 2003.

The following table presents the revenue details of the Institutional Securities segment:
Year ended December 31, in CHF m	2004	2003	2002

Debt underwriting	1,620	1,511	1,394
Equity underwriting	745	783	1,236

Underwriting	2,365	2,294	2,630

Advisory and other fees	963	1,171	1,759

Total investment banking	3,328	3,465	4,389

Fixed income	5,507	5,110	6,577
Equity	3,472	3,203	3,674

Total trading	8,979	8,313	10,251

Other (including loan portfolio)	813	412	(314)

Net revenues	13,120	12,190	14,326

The following table presents key information of the Institutional Securities segment:
Year ended December 31	2004	2003	2002

Cost/income ratio	86.7%	86.0%	101.2%
Compensation/revenue ratio	56.6%	54.1%	60.3%
Pre-tax margin	13.6%	12.7%	(15.3%)
Return on average allocated capital	12.8%	8.5%	(8.4%)
Average allocated capital in CHF m	10,261	10,546	12,222

Other data excluding minority interest
Cost/income ratio 1) 2)	87.5%	86.0%	101.2%

Compensation/revenue ratio 1)	57.2%	54.1%	60.3%

Pre-tax margin 1) 2)	12.7%	12.7%	(15.3%)

1) Excluding CHF 128 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
2) Excluding CHF 5 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected balance sheet and other data of the Institutional Securities segment:
December 31	2004	2003	2002

Total assets in CHF bn	707.9	644.4	654.5

Number of employees (full-time equivalents)	16,498	15,374	15,666

Provision for credit losses decreased from a net provision of CHF 167 million in 2003, to a net release of CHF 35 million in 2004, primarily as a result of a significant recovery related to the sale of an impaired loan as well as the continued favorable credit environment. Impaired loans at December 31, 2004 decreased CHF 1.2 billion, or 65%, to CHF 649 million compared to December 31, 2003. Non-performing loans at December 31, 2004 decreased CHF 965 million, or 78%, to CHF 277 million compared with December 31, 2003. The decrease in impaired and non-performing loans was primarily attributable to write-offs and loan sales.

Operating expenses increased CHF 896 million, or 9%, to CHF 11,375 million in 2004 compared with 2003. Compensation and benefits expenses increased CHF 831 million, or 13%, to CHF 7,429 million, due primarily to increased incentive compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense reflected the introduction of three-year vesting for future stock awards, which are described in greater detail below. Other expenses increased CHF 65 million, or 2%, to CHF 3,946 million, which reflected higher professional fees and travel and entertainment costs relating to increased business activity, offset by lower provision expenses. The lower provision expenses reflected higher expenses for expected litigation fees offset by an insurance settlement in 2004.

Income tax expense decreased CHF 288 million, or 46%, to CHF 344 million in 2004. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Year ended December 31, 2003 compared to year ended December 31, 2002

Institutional Securities reported net income of CHF 892 million in 2003, compared with a net loss of CHF 1,032 million in 2002, primarily due to a significant decline in provisions for credit losses and lower operating expenses, mainly comprising compensation and benefits costs. For 2003, pre-tax margin was 12.7%, an increase of 28.0 percentage points from 2002.

In 2003, net revenues of CHF 12,190 million were recorded in Institutional Securities, a decrease of 15% from CHF 14,326 million in 2002. The decline was related primarily to total trading and underwriting revenues, reflecting difficult market conditions, particularly during the early part of 2003, continued low merger and acquisition volume, and a CHF 981 million gain on the sale of the remainder of the strategic investment in Swiss Re in 2002. This decline was partially offset by improved results in the legacy portfolio in 2003.

Investment banking revenues declined 21%, or CHF 924 million, to CHF 3,465 million in 2003, primarily as a result of declines in mergers and acquisition advisory fees and equity underwriting fees offset by improved debt underwriting fees. Advisory and other fee income declined CHF 588 million, or 33%, primarily as a result of significant declines in mergers and acquisitions revenues, reflecting continued low mergers and acquisitions volume, as well as lower structured product advisory fees. Equity underwriting fees declined CHF 453 million, or 37%, reflecting a decrease in equity new issuance activity during the early part of 2003. Debt underwriting fees improved CHF 117 million, or 8%, in 2003 principally as a result of increased high yield new issuance activity.

Total trading revenues of CHF 8,313 million declined CHF 1,938 million, or 19%, compared to 2002. Fixed income trading revenues decreased 22%, compared to 2002, to CHF 5,110 million, reflecting a decline from particularly strong results in Brazil, and in risk taking and positioning activity in 2002. This decline was partially offset by the benefits of a low interest rate environment, which benefited high yield and structured products, and an increase in emerging markets trading, in 2003. The 2002 results included significant gains from interest derivatives used for risk managements purposes but not qualifying for hedge accounting. The 2002 results also included a write-down of CHF 332 million of notes issued by National Century Financial Enterprises, Inc. Equity trading declined CHF 471 million, or 13%, to CHF 3,203 million compared to 2002, principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume and general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements from trading in convertible securities.

Other revenues, including results from the loan portfolio, increased CHF 726 million to CHF 412 million in 2003. The increase primarily reflected a positive performance in the legacy portfolio in 2003 compared to significant losses from write-downs in 2002, which were offset in part by a CHF 981 million gain in 2002 from the sale of the remainder of the strategic investment in Swiss Re. The improvement in other revenues in 2003 was partially offset by declines on credit default swaps. The net exposure, including unfunded commitments, of the legacy portfolio was CHF 2.7 billion as of December 31, 2003, a decrease of CHF 1.5 billion from December 31, 2002.

Provision for credit losses decreased CHF 1,856 million, or 92%, to CHF 167 million in 2003, due primarily to a significant improvement in credit conditions, the release of credit provisions, and fewer reserves related to loans and the legacy real estate portfolio. Impaired loans at December 31, 2003 decreased CHF 3.6 billion, or 66%, compared to December 31, 2002. Non-performing loans at December 31, 2003 decreased CHF 2.3 billion, or 65%, compared with December 31, 2002. These decreases were due, in part, to higher write-offs in 2003 and to real estate loans held-for-sale, previously presented on the basis of lower of cost or market, net of related credit provisions, and no longer reported as impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Operating expenses decreased CHF 4,015 million, or 28%, in 2003, compared with 2002. Compensation and benefits decreased CHF 2,037 million, or 24%, to CHF 6,598 million, primarily due to reduced headcount, the change in vesting for future share awards described below, a decline in amortization of retention awards due to the substantial completion of DLJ retention awards in June 2003 and lower severance-related costs. Other expenses decreased CHF 1,978 million, or 34%, to CHF 3,881 million, reflecting lower litigation provisions and reduced discretionary expenses, including professional fees, technology and occupancy costs. In 2002, litigation provisions included a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, and a pre-tax provision of CHF 702 million, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation.

In 2003, Credit Suisse First Boston introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice. As a result of the change, Credit Suisse First Boston increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston (in the Institutional Securities and Wealth & Asset Management segments on a combined basis) deferred CHF 1,179 million of compensation in the form of share awards into future periods, compared to CHF 1,356 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

Wealth & Asset Management

Year ended December 31, 2004 compared to year ended December 31, 2003

The Wealth & Asset Management segment reported net income of CHF 530 million in 2004 compared with net income of CHF 233 million in 2003. The increase primarily reflected significant levels of private equity investment-related gains recorded during 2004 and a CHF 270 million charge in 2003 for the impairment of acquired intangible assets related to Credit Suisse Asset Management’s high-net-worth business. For 2004, the pre-tax margin was 39.6%, an increase of 31.5 percentage points from 2003. Excluding minority-interest-related revenues, the pre-tax margin in 2004 was 22.0%, an increase of 13.9 percentage points from 2003.

Wealth & Asset Management measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management as of December 31, 2004 of CHF 482.4 billion increased CHF 7.9 billion, or 1.7%, while discretionary assets under management decreased CHF 3.0 billion, or 0.9%. Wealth & Asset Management had a net asset inflow of CHF 2.6 billion, an improvement from the 2003 net asset outflow of CHF 12.7 billion.

Wealth & Asset Management reported revenues of CHF 4,202 million in 2004, an increase of CHF 1,212 million, or 41%, compared to 2003, primarily reflecting minority-interest-related revenue of CHF 960 million from the consolidation of certain private equity funds under FIN 46R. Revenues before investment-related gains increased 4% from 2003 to CHF 2,654 million, due primarily to improvements in Alternative Capital and Credit Suisse Asset Management, offset in part by declines in Private Client Services revenues. In 2004, investment-related gains increased 31% to CHF 588 million, due primarily to gains from the sale of private equity investments in the first half of 2004. In 2003, investment-related gains included a CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker.

The following table presents the results of the Wealth & Asset Management segment:
Year ended December 31, in CHF m	2004	2003	2002

Net interest income	55	58	48

Asset management and administrative fees	2,466	2,417	2,944
Trading revenues including realized gains/(losses) from investment securities, net	182	143	186
Other revenues	1,499	372	(140)

Total noninterest revenues	4,147	2,932	2,990

Net revenues	4,202	2,990	3,038

Compensation and benefits	1,196	1,107	1,391
Other expenses	1,343	1,640	1,574
of which commission and distribution expenses	766	767	856
of which intangible asset impairment	5	270	0

Total operating expenses	2,539	2,747	2,965

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,663	243	73

Income tax expense	184	27	(30)
Minority interests, net of tax	949	0	0

Income from continuing operations before cumulative effect of accounting changes	530	216	103

Income/(loss) from discontinued operations, net of tax	0	18	(576)
Cumulative effect of accounting changes, net of tax	0	(1)	(4)

Net income/(loss)	530	233	(477)

Operating expenses in 2004 decreased CHF 208 million, or 8%, to CHF 2,539 million from 2003, primarily reflecting the CHF 270 million intangible asset write-off in 2003. Operating expenses in 2004 included higher incentive and non-incentive compensation expenses including severance costs of CHF 103 million primarily associated with the changes in the structure of the Alternative Capital business. These increases were offset by lower other expenses, which were primarily due to the 2003 charge for the impairment of acquired intangible assets.

In 2004, Wealth & Asset Management’s assets under management increased CHF 7.9 billion, or 1.7%, to CHF 482.4 billion. Of the increase in assets under management, CHF 2.6 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 20.5 billion in market performance gains, partially offset by CHF 15.2 billion in foreign exchange declines. Credit Suisse Asset Management’s assets under management increased CHF 5.1 billion, or 1.3%, to CHF 386.7 billion. Of the increase in assets under management, CHF 17.5 billion was attributable to market performance gains offset by CHF 12.4 billion of foreign exchange declines, transfers and outflow of assets. Alternative Capital’s assets under management increased CHF 5.5 billion, or 17.7%, to CHF 36.6 billion. Of the increase in assets under management, CHF 8.9 billion was due to transfers, inflow of assets and market performance gains, which were partially offset by CHF 3.4 billion of foreign exchange declines. Private Client Services’ assets under management decreased CHF 2.7 billion, or 4.4%, to CHF 59.1 billion. Of the decline in assets under management, CHF 5.4 billion was attributable to foreign exchange declines, which was partially offset by CHF 2.7 billion of net asset inflows and market performance gains.

The following table presents the revenue details of the Wealth & Asset Management segment:
Year ended December 31, in CHF m	2004	2003	2002

Credit Suisse Asset Management 1)	1,841	1,768	2,106
Alternative Capital 1)	549	478	512
Private Client Services	264	292	423
Other	0	2	(34)

Total before investment-related gains	2,654	2,540	3,007

Investment-related gains 2)	588	450	31

Net revenues before minority interests	3,242	2,990	3,038

Minority interest revenues 3)	960	0	0

Net revenues	4,202	2,990	3,038

1) Alternative Capital has been presented as a separate division from Credit Suisse Asset Management and prior periods have been adjusted to conform to the current presentation.
2) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
3) Reflects minority interest revenues relating to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:
Year ended December 31	2004	2003	2002

Cost/income ratio	60.4%	91.9%	97.6%

Compensation/revenue ratio	28.5%	37.0%	45.8%

Pre-tax margin	39.6%	8.1%	2.4%

Return on average allocated capital	45.8%	18.6%	(23.4%)
Average allocated capital in CHF m	1,158	1,252	2,040

Net new assets in CHF bn
Credit Suisse Asset Management 1)	(2.3)	(11.5)	(32.0)
Alternative Capital	3.3	0.8	(0.3)
Private Client Services	1.6	(2.0)	8.0

Total net new assets	2.6	(12.7)	(24.3)

Other data excluding minority interest
Cost/income ratio 2) 3)	78.0%	91.9%	97.6%

Compensation/revenue ratio 2)	36.9%	37.0%	45.8%

Pre-tax margin 2) 3)	22.0%	8.1%	2.4%

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 960 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
3) Excluding CHF 11 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected balance sheet and other data of the Wealth & Asset Management segment:
December 31, in CHF bn, except where indicated	2004	2003	2002

Assets under management
Credit Suisse Asset Management 1)	386.7	381.6	395.7
Alternative Capital	36.6	31.1	33.1
Private Client Services	59.1	61.8	69.1

Total assets under management	482.4	474.5	499.9	2)

of which advisory	169.2	158.3	185.3
of which discretionary	313.2	316.2	314.6

Active private equity investments	1.1	1.3	1.4

Number of employees (full-time equivalents)	2,981	2,967	7,135

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Includes CHF 2.0 bn relating to an online broker which was sold in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

The Wealth & Asset Management segment reported net income of CHF 233 million in 2003, a CHF 710 million increase from the CHF 477 million net loss in 2002. This increase reflected the after-tax losses of CHF 390 million from Pershing, reflected in discontinued operations, and the after-tax gain of CHF 96 million from the sale of a 50% interest in a Japanese online broker in 2003, offset in part by the CHF 176 million after-tax charge for the impairment of acquired intangible assets associated with the high-net-worth asset management business in 2003. For 2003, the pre-tax margin was 8.1%, an increase of 5.7 percentage points from 2002.

Wealth & Asset Management recorded income from discontinued operations related to Pershing in 2003 of CHF 18 million and a loss from discontinued operations in 2002 of CHF 576 million related to the sale of Pershing, which closed in May 2003.

Assets under management decreased by CHF 25.4 billion, or 5.1%, while discretionary assets under management increased CHF 1.6 billion, or 0.5%. The net asset outflow of CHF 12.7 billion reported in 2003 was an improvement over the 2002 net asset outflow of CHF 24.3 billion.

Wealth & Asset Management net revenues were CHF 2,990 million in 2003, a decrease of 2% compared to 2002, with a CHF 467 million decline in net revenues before investment-related gains offset in part by a CHF 419 million increase in Alternative Capital investment-related gains related primarily to private equity investments and the CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker. The decrease in revenue before investment-related gains resulted primarily from the negative impact of a lower US dollar/Swiss franc exchange rate at Credit Suisse Asset Management and the impact of a reduced sales staff and lower client balances at Private Client Services.

Operating expenses in 2003 decreased CHF 218 million, or 7%, from 2002. The decrease reflected a CHF 284 million, or 20%, decrease in compensation and benefits due primarily to a decline in the amortization of retention awards following the substantial completion of DLJ retention awards in June 2003, and a 7% decrease in headcount excluding the impact of discontinued operations. Other expenses increased CHF 66 million, or 4%, reflecting the CHF 270 million intangible asset impairment offset in part by a CHF 89 million decline in commission and distribution expense mostly from Credit Suisse Asset Management.

In 2003, Wealth & Asset Management’s assets under management decreased CHF 25.4 billion, or 5.1%, to CHF 474.5 billion. Of the decline in assets under management, CHF 24.8 billion was attributable to changes in reporting, primarily to conform to new Swiss Federal Banking Commission (SFBC), definitions. The remaining CHF 0.6 billion decrease was attributable to CHF 11.9 billion in foreign exchange declines, CHF 12.7 billion in net asset outflows and CHF 1.2 billion in divestitures, partially offset by CHF 25.2 billion in market performance gains. Credit Suisse Asset Management’s assets under management decreased CHF 14.1 billion, or 3.6%, to CHF 381.6 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to a change in the definition of assets under management to conform to new SFBC definitions. Excluding these changes, assets under management increased by CHF 10.3 billion, due to CHF 21.8 billion of market performance gains and transfers offset by a CHF 11.5 billion net outflow of assets. Alternative Capital’s assets under management decreased CHF 2.0 billion, or 6.0%, to CHF 31.1 billion. Of the decline in assets under management, CHF 4.6 billion was due to foreign exchange declines and transfers, which were offset by CHF 1.8 billion of market performance gains and a CHF 0.8 billion inflow of assets. Private Client Services’ assets under management decreased CHF 7.3 billion, or 10.6%, to CHF 61.8 billion. Of the decline in assets under management, CHF 3.9 billion was attributable to a change in the definition of assets under management to conform to new SFBC definitions, CHF 7.9 billion to foreign exchange declines and CHF 2.0 billion to a net outflow of assets, which was partially offset by CHF 5.4 billion of market performance gains and CHF 1.1 billion from the Volaris acquisition.

Winterthur

The Winterthur business unit is an all-lines insurer, based in Switzerland and operating in selected markets. The business unit offers insurance and pension solutions for private and corporate clients. Winterthur is one of the market leaders in Switzerland. The company predominantly focuses on Western European markets and also has businesses in Central and Eastern Europe, North America and selected Asian countries.

For the periods under discussion, the Winterthur business unit was comprised of two reporting segments: Life & Pensions and Non-Life. For information relating to the services provided, refer to Information on the Company – Winterthur.

During the third quarter of 2004, Winterthur combined its life and non-life organizations in Switzerland. The new organization is expected to enable Winterthur to further increase operating efficiency and strengthen its position as Switzerland’s leading insurance carrier.

The following table presents selected information of Winterthur:
Year ended December 31, in CHF m, except where indicated	2004	2003	2002

Total gross premiums written	21,392	22,352	22,817

Net investment income	5,496	5,117	(94)

Administration expenses	2,148	2,244	2,643

Net income/(loss)	728	(2,409)	(3,027)

Combined ratio (Non-Life)	99.7%	101.4%	104.6%

Return on average allocated capital	10.3%	(26.4%)	(28.2%)
Average allocated capital	7,538	9,289	11,485

The following table outlines selected balance sheet and other data of Winterthur:
December 31, in CHF bn, except where indicated	2004	2003	2002

Investments	131.2	128.0	124.9

Technical provisions	135.5	128.8	126.1

Assets under management	139.6	139.2	140.8

Number of employees (full-time equivalents)	19,368	20,866	32,130

Life & Pensions

Year ended December 31, 2004 compared to year ended December 31, 2003

In 2004, Life & Pensions reported net income of CHF 522 million, compared with a net loss of CHF 2,035 million in the previous year. The strong result in 2004 was primarily driven by cost containment, efficiency improvements and stable investment income. The 2003 net loss resulted largely from a goodwill impairment of CHF 1,510 million and a cumulative effect of accounting changes, net of tax, for provisions for policyholder guarantees and annuities of CHF 530 million.

In 2004, Life & Pensions reported a decrease in gross premiums written of CHF 1,196 million, or 10%, to CHF 10,298 million, compared to the previous year. The Swiss group life business was the primary driver behind this decrease, as discussed further below.

Total business volume, which consists of gross premiums written and policyholder deposits, increased by 1%. The 2004 decrease in gross premiums written was almost entirely offset by a 28% increase in deposit business, which included a growth of 36% in unit-linked business driven by the United Kingdom, Central and Eastern Europe, Asian and Belgium operations, reflecting Life & Pensions’ ongoing strategy of increasing its focus on less capital-intensive investment-type products.

The following table presents the results of the Life & Pensions segment:
Year ended December 31, in CHF m	2004	2003	2002

Gross premiums written	10,298	11,494	12,268

Net premiums earned	10,235	11,404	12,193

Net investment income	4,403	4,193	188
Other revenues including fees and net revenues from deposit business	528	351	326

Net revenues	15,166	15,948	12,707

Policyholder benefits incurred	11,791	12,828	13,482
Dividends to policyholders incurred	901	1,758	(1,880)
Provision for credit losses	(6)	13	23

Total benefits, dividends and credit losses	12,686	14,599	11,625

Insurance underwriting and acquisition expenses	542	743	801
Administration expenses	991	1,041	1,316
Other expenses	232	288	183
Goodwill impairment	0	1,510	0
Restructuring charges	11	39	0

Total operating expenses	1,776	3,621	2,300

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	704	(2,272)	(1,218)

Income tax expense/(benefit)	149	(926)	772
Minority interests, net of tax	22	(39)	(93)

Income/(loss) from continuing operations before cumulative effect of accounting changes	533	(1,307)	(1,897)

Income/(loss) from discontinued operations, net of tax	(12)	(198)	(31)
Cumulative effect of accounting changes, net of tax	1	(530)	0

Net income/(loss)	522	(2,035)	(1,928)

Prior periods have been adjusted for discontinued operations.

The following table presents key information of the Life & Pensions segment:
Year ended December 31	2004	2003	2002

Total business volume in CHF m 1)	16,777	16,572	17,821

Expense ratio 2)	9.1%	10.8%	11.9%

Return on average allocated capital	10.1%	(33.1%)	(28.1%)
Average allocated capital in CHF m	5,371	6,268	7,187

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table outlines selected balance sheet and other data of the Life & Pensions segment:
December 31	2004	2003	2002

Assets under management (discretionary) in CHF bn 1)	115.5	113.8	111.3

Technical provisions in CHF bn	110.5	104.7	94.6

Number of employees (full-time equivalents)	6,524	7,193	7,815

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

The following table presents Life & Pensions' breakdown of gross premiums written by market units:
Year ended December 31, in CHF m	2004	2003	2002

Switzerland	6,312	7,410	7,864
Germany	2,618	2,593	2,759
United Kingdom	218	248	480
Rest of Europe	693	766	787
Outside Europe	457	477	378

Gross premiums written	10,298	11,494	12,268

The following table presents the investment income of the Life & Pensions segment:
Year ended December 31, in CHF m	2004	2003	2002

Net current investment income	4,007	3,864	3,441
of which backing traditional life policies	3,735	3,669	3,441
of which backing unit-linked liabilities general account	272	195	0
Realized gains/(losses), net	1,848	1,781	(2,992)
of which backing traditional life policies	923	712	(2,992)
of which backing unit-linked liabilities general account	925	1,069	0

Net investment income before credited investment income to deposit business general account	5,855	5,645	449

Credited investment income to deposit business general account	(1,452)	(1,452)	(261)

Net investment income	4,403	4,193	188

Investment income separate account	258	403	(1,716)

The following table presents the investment return of the Life & Pensions segment:
in %, except where indicated	2004	2003	2002

Net current investment return backing traditional life policies	3.8%	3.9%	3.8%
Realized gains/(losses) backing traditional life policies	1.0%	0.7%	(3.3%)

Net investment return backing traditional life policies	4.8%	4.6%	0.5%

Average assets backing traditional life policies in CHF bn	97.3	95.0	90.7

 In Switzerland, gross premiums written decreased by CHF 1,098 million, or 15%, and total business volume decreased by CHF 702 million, or 8%, in 2004. The decreases were due to a restrictive underwriting policy initiated in 2003, which resulted in lower single premiums for group life policies in 2004. Annual premiums in the individual life and in the group life businesses remained stable.

In the German market unit, gross premiums written increased by CHF 25 million, or 1%, and total business volume increased by CHF 83 million, or 3%, in 2004, mainly driven by its Dutch subsidiary.

In the United Kingdom market unit, gross premiums written, relating predominately to a closed block of business in run-off, decreased by CHF 30 million, or 12%. However, total business volume increased CHF 405 million, or 17%, due to strong new business resulting mainly from the individual unit-linked and group pension business.

In the Rest of Europe, gross premiums written decreased by CHF 73 million, or 10%, in 2004, whereas total business volume increased by CHF 300 million, or 16%. The increase in deposit business related primarily to Poland and Belgium. In Poland, the increase related to the single premium business in the individual pension fund business. In Belgium, the increase was due to strong sales of traditional deposit and unit-linked products.

Outside Europe, gross premiums written decreased by CHF 20 million, or 4%, whereas total business volume increased by CHF 119 million, or 9%. The increase in total business volume related to Japan and Hong Kong and was due to growth in individual life business.

Net investment income, which consists of net current investment income and realized gains/(losses), net, less investment income credited to the deposit business in the general account, increased from CHF 4,193 million in 2003 to CHF 4,403 million in 2004.

In 2004, Life & Pensions’ net current investment income backing traditional life policies and unit-linked liabilities general account was CHF 3,735 million and CHF 272 million, respectively, generating a total of CHF 4,007 million compared with CHF 3,864 million in 2003. The increase was partially due to the shift in the mix of investments in the investment portfolio from government bonds to corporate and high-yield bonds, allowing Winterthur to compensate for lower yields on reinvestment.

Net current investment income related to the investments backing unit-linked liabilities in the general account rose 40%, from CHF 195 million in 2003 to CHF 272 million in 2004. The increase was due to a higher level of underlying assets.

Life & Pensions’ realized gains, net, which consist of realized gains and losses on investments and derivatives, less depreciation on real estate held-for-investment, rose from CHF 1,781 million in 2003 to CHF 1,848 million in 2004, which represented an overall growth of CHF 67 million, or 4%. Realized gains, net, backing traditional life policies and unit-linked liabilities general account were CHF 923 million and CHF 925 million, respectively, for a total of CHF 1,848 million.

The growth in realized gains/(losses), net, relating to traditional life policies reflected the positive performance of equity investments, corporate and high-yield bonds, as well as alternative investments in 2004. In the area of equity investments, Winterthur focused on value stocks, which achieved a sound performance. Furthermore, net realized losses on derivatives decreased significantly due to declining hedging costs on the equity portfolio. Certain corporate and high-yield bonds were sold, which strongly contributed to a net realized gain position. The appreciation of investments in hedge funds contributed significantly to realized gains. Private equities showed a strong performance.

Other revenues, including fees, and net revenues from deposit business increased CHF 177 million, or 50%. The increase was mainly due to favorable deposit premium growth relating to new business in the UK and Asia.

Policyholder benefits incurred decreased CHF 1,037 million, or 8%. This decrease was primarily driven by lower premium income, which resulted in a lower change in provisions for future benefits. Additionally, in 2004, a lower level of benefits was paid compared to 2003, mainly in Switzerland, driven by maturities in 2003 relating to policies underwritten in 1998 before the introduction of stamp tax, but also due to lower benefits paid in group life in 2004. Additionally, certain group contracts, in Germany and Spain, were cancelled in 2003 but resulted in a minor impact on policyholder benefits incurred due to an offsetting effect in the change in provisions for future benefits.

Dividends to policyholders incurred decreased by CHF 857 million, or 49%, in 2004 compared to 2003. The decrease was mainly due to the 2003 increase in dividends to policyholder incurred of CHF 605 million, reflecting the policyholder’s share of the tax benefit of CHF 658 million, arising from tax law changes in Germany in 2003. On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provides for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to policyholders. The amended ordinance requires that, subject to the level of the investment result of the employee benefit business a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quota). This legislation impacts the determination of the provision for future dividends to policyholders. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million (CHF 91 million after tax).

In 2004, insurance underwriting and acquisition expenses decreased by CHF 201 million, or 27%, due to a lower level of charges in 2004 compared to 2003 relating to additional write-downs in 2003 of deferred acquisition costs (DAC) and present value of future profits (PVFP).

Administration expenses declined CHF 50 million, or 5%, compared to 2003. This improvement was mainly due to ongoing cost savings in almost all markets. The expense ratio improved by 1.7 percentage points down to 9.1%.

Income tax expense for 2004 of CHF 149 million included a benefit from the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years of CHF 72 million. The total tax benefit of CHF 926 million in 2003 was primarily due to a tax law change in Germany resulting in a benefit of CHF 658 million, largely offset by an increase in dividends to policyholders, as discussed above.

Life & Pensions reported a loss from discontinued operations, net of tax, of CHF 12 million in 2004. This relates to the divestiture of PPML, a wholly owned subsidiary of Winterthur Life UK, to Capita Group Plc., which was completed in 2004. The sale of PPML enabled Life & Pensions to increase its focus on its core life business in the UK.

Year ended December 31, 2003 compared to year ended December 31, 2002

Life & Pensions reported a net loss of CHF 2,035 million in 2003, compared with a net loss of CHF 1,928 million in 2002. The loss in 2003 was primarily due to a goodwill impairment of CHF 1,510 million, and the cumulative effect of accounting changes, net of tax, related to provisions for policyholder guarantees and annuities of CHF 530 million.

In 2003, Life & Pensions’ total business volume declined by 7% compared to 2002. In original currency, the decline was 3%. The decline in reported total business volume was due to a higher volume of single premiums in 2002 and lower customer demand for individual life products as a result of adapting the business to market conditions in 2003.

In Switzerland, gross premiums written decreased by CHF 454 million in 2003, mainly due to the reduced demand for single premium individual life products and selective underwriting.

In Spain, gross premiums written decreased CHF 139 million, or 43%, in 2003. The decline was due to the termination of a regulation in Spain in 2002, which required companies to transfer their own pension funds to external financial institutions.

Net investment income increased by CHF 4,005 million in 2003. This increase was primarily due to a significant decrease in realized losses as a result of improvements in the equity markets and a reduced equity position. Additionally, the realization of gains on bonds and equities in Switzerland, Germany, Belgium and Italy, as well as on real estate in Switzerland, contributed to the increase in investment income.

Policyholder benefits incurred decreased CHF 654 million, or 5%, in 2003. This decrease was primarily driven by the lower premium income, which resulted in a lower change in provisions for future benefits.

Dividends to policyholders incurred increased CHF 3,638 million in 2003 compared to 2002 due to higher investment results, the impact of German tax law changes and a refinement of the methodology used for the calculation of the deferred bonus reserve. During 2002, the deferred bonus reserve declined primarily due to realized losses on equity investments. Investment income was much higher in 2003 than in 2002, particularly in Germany, leading to an increase in dividends to policyholders incurred. Additionally, the increase in dividends to policyholders incurred includes an amount of CHF 605 million, which reflects the policyholder share of the tax benefit of CHF 658 million which resulted from changes in the tax law in Germany in 2003.

Insurance underwriting and acquisition expenses decreased CHF 58 million, or 7%, primarily driven by a lower level of charges related to write-downs of DAC and PVFP.

Administration expenses decreased by CHF 275 million, or 21%, in 2003. This improvement was mainly due to ongoing efficiency measures. This resulted in an improved expense ratio of 10.8% in 2003, compared to 11.9% in 2002, despite lower business volumes.

In 2003, Life & Pensions recognized restructuring charges of CHF 39 million. The charges reflect costs related to the reorganization announced in February 2003 to realign the organizational structure in response to the decline in the industry. In particular, restructuring activities were initiated to bring the Winterthur Group under a joint management structure and assess all processes and activities with the intention of increasing efficiency and reducing costs.

Life & Pensions recorded an income tax benefit of 926 million in 2003, compared to an income tax expense of 772 million in 2002.

The main reason for the improvement was the change in the German tax laws enacted in December 2003, as discussed above, and the non-taxable investment losses in Germany in 2002.

In 2003, Life & Pensions recorded a loss of CHF 198 million on discontinued operations related primarily to the disposals of the Italian and Portuguese businesses.

Non-Life

Year ended December 31, 2004 compared to year ended December 31, 2003

In 2004, Non-Life reported net income of CHF 206 million compared to a net loss of CHF 374 million in 2003. This increase was primarily driven by continued cost containment, improved underwriting results and higher investment income. This was partially offset by a pre-tax charge of CHF 321 million (CHF 250 million after tax) related to the increase in the provisions for contingencies relating to the sale of Winterthur International in 2001, which was recorded in other expenses. In 2003, Non-Life recognized losses on disposals of operations of CHF 226 million and the strengthening of certain provisions by CHF 383 million in the third quarter of 2003, related to the current and former international business portfolio.

The Non-Life segment measures underwriting performance based on the combined ratio. This ratio is intended to measure the underwriting quality by comparing the claims and annuities incurred, policyholder benefits incurred, insurance underwriting and policy acquisition expenses and administration expenses as a percentage of net premiums earned. In 2004, the combined ratio improved by 1.7 percentage points to 99.7%. This decrease occurred despite hailstorms in Europe and accident claims in the Swiss portfolio related to the tsunami catastrophe in South Asia. The improved ratio mainly benefited from the continued implementation of tariff increases across all major markets, improved claims management, a further reduction of administration expenses and a strict underwriting policy, as well as the continued streamlining of the business portfolio.

The following table presents the results of the Non-Life segment:
Year ended December 31, in CHF m	2004	2003	2002

Gross premiums written	11,094	10,858	10,549

Reinsurance ceded	(380)	(439)	(330)
Change in provisions for unearned premiums	(75)	(115)	(217)

Net premiums earned	10,639	10,304	10,002

Net investment income	1,093	924	(282)
Other revenues including fees	128	(56)	11

Net revenues	11,860	11,172	9,731

Claims and annuities incurred	7,939	7,716	7,705
Dividends to policyholders incurred	380	500	(117)
Provision for credit losses	0	9	15

Total claims, dividends and credit losses	8,319	8,225	7,603

Insurance underwriting and acquisition expenses	1,511	1,525	1,436
Administration expenses	1,157	1,203	1,327
Other expenses	478	608	667
Restructuring charges	77	83	15

Total operating expenses	3,223	3,419	3,445

Income/(loss) from continuing operations before taxes and minority interests	318	(472)	(1,317)

Income tax expense/(benefit)	1	(298)	75
Minority interests, net of tax	24	(7)	(117)

Income/(loss) from continuing operations before cumulative effect of accounting changes	293	(167)	(1,275)

Income/(loss) from discontinued operations, net of tax	(87)	(204)	176
Cumulative effect of accounting changes, net of tax	0	(3)	0

Net income/(loss)	206	(374)	(1,099)

Prior periods have been adjusted for discontinued operations.

The following table presents key information for the Non-Life segment:
Year ended December 31	2004	2003	2002

Combined ratio	99.7%	101.4%	104.6%

Expense ratio 1)	25.1%	26.5%	27.6%

Claims ratio 2)	74.6%	74.9%	77.0%

Return on average allocated capital	10.6%	(11.8%)	(26.9%)
Average allocated capital in CHF m	2,167	3,233	4,522

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

The following table outlines selected balance sheet and other data of the Non-Life segment:
December 31	2004	2003	2002

Assets under management (discretionary) in CHF bn	24.1	25.4	29.5

Technical provisions in CHF bn	25.0	24.1	31.5

Number of employees (full-time equivalents)	12,844	13,673	24,315

The following table presents Non-Life's breakdown of gross premiums written by market units:
Year ended December 31, in CHF m	2004	2003	1)	2002	1)

Switzerland	3,369	3,241		2,981
Germany	2,895	2,657		2,523
Rest of Europe	2,608	2,522		2,268
Outside Europe	2,222	2,438		2,777

Gross premiums written	11,094	10,858		10,549

1) Certain reclassifications have been made to conform to the current presentation.

The following table presents the investment income of the Non-Life segment:
Years ended December 31, in CHF m	2004	2003	2002

Net current investment income	864	819	776
Realized gains/(losses), net	229	105	(1,058)

Net investment income	1,093	924	(282)

The following table presents the investment return of the Non-Life segment:
Year ended December 31, in %, except where indicated	2004	2003	2002

Net current investment return	3.5%	3.6%	3.7%
Realized gains/(losses), net	1.0%	0.5%	(5.1%)

Net investment return	4.5%	4.1%	(1.4%)

Average assets in CHF bn	24.4	22.8	20.8

In 2004, the Non-Life segment’s gross premiums written increased by CHF 236 million, or 2%, to CHF 11,094 million, compared to the previous year.

In Switzerland, gross premiums written increased by CHF 128 million, or 4%, in 2004. This growth primarily reflected tariff increases and the transfer of the non-mandatory part of the Swiss health insurance business to a consolidated entity with effect from the third quarter of 2003.

In the German market unit, gross premiums written increased by CHF 238 million, or 9%, in 2004. This was mainly due to an increase in premiums for bonuses in the health insurance business, which were used to cover the additional insurance coverage and tariff increases.

In Rest of Europe, gross premiums written slightly increased by CHF 86 million, or 3%.

Outside Europe, gross premiums written decreased by CHF 216 million, or 9%, in 2004, primarily due to the declining US dollar.

Net investment income, which consists of net current investment income and realized gains/(losses), net, increased from CHF 924 million in 2003 to CHF 1,093 million in 2004.

Non-Life’s net current investment income increased CHF 45 million, or 5%, from CHF 819 million in 2003 to CHF 864 million in 2004. The increase was partially due to a shift in the mix of investments in the investment portfolio from government bonds to corporate and high-yield bonds, allowing the group to compensate for lower reinvestment rates.

Realized gains, net, which consist of realized gains and losses on investments and derivatives, less depreciation on real estate held for investment, rose from CHF 105 million in 2003 to CHF 229 million in 2004, which represented an overall growth of CHF 124 million, reflecting primarily lower losses on equity securities.

The growth in realized gains, net, reflected the positive performance of equity investments, corporate and high-yield bonds, as well as alternative investments in 2004. In the area of equity investments, Winterthur focused on value stocks, which achieved a sound performance. Furthermore, net realized losses on derivatives decreased significantly due to declining hedging costs on the equity portfolio. Corporate and high-yield bonds were sold, which contributed to a net realized gain position. Appreciation on investments in hedge funds significantly contributed to realized gains. Private equities showed a strong performance.

Other revenues, including fees improved by CHF 184 million from an expense of CHF 56 million in 2003 to an income of CHF 128 million in 2004, primarily due to higher fee income.

The claims ratio decreased by 0.3 percentage points to 74.6% in 2004 versus the previous year, reflecting improved claims management in several countries. This decrease occurred despite hailstorms in Europe and accident claims in the Swiss portfolio related to the tsunami catastrophe in South Asia.

Dividends to policyholders incurred decreased by CHF 120 million, to CHF 380 million in 2004, mostly due to the German market unit. The decrease was mainly due to the 2003 increase of dividends to policyholder incurred of CHF 106 million reflecting the policyholder’s share of the tax benefit of CHF 124 million from tax law changes in Germany in 2003.

In 2004, insurance underwriting and acquisition expenses remained stable despite growth in net premiums earned of 3%. This was primarily driven by the fact that the premium for bonus in the German health business had no underlying acquisition costs.

Administration expenses decreased by 4%, or CHF 46 million, over the same period, reflecting further cost savings. This improvement was mainly due to further efficiency gains, especially in Germany and North America.

The expense ratio decreased by 1.4 percentage points, down to 25.1% in 2004, compared to the previous year, as insurance underwriting, acquisition and administration expenses were reduced despite premium growth.

Other expenses decreased by CHF 130 million, from CHF 608 million in 2003 to CHF 478 million in 2004. The 2004 other expenses balance included the above-mentioned charge of CHF 321 million, relating to the sale of Winterthur International, whereas the 2003 balance included provisioning for the former international business portfolio.

Restructuring charges of CHF 77 million in 2004 related primarily to restructuring in Spain and Switzerland.

Income tax expense included a benefit from the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years of CHF 59 million, reducing income tax expense to CHF 1 million. The income tax benefit of CHF 298 million in 2003 included the effect of a change in a tax law in Germany of CHF 124 million, which was largely offset by an increase in dividends to policyholders as discussed above.

Non-Life reported a net loss from discontinued operations of CHF 87 million in 2004, compared to a net loss of CHF 204 million in 2003. The 2004 results were primarily related to the sale of Non-Life’s French subsidiary Rhodia Assurances S.A. and a charge for credit risk related to the business sold in the UK in 2003. In 2004, Non-Life also divested L’Unique Compagnie d’Assurances Générales, a wholly owned subsidiary in Canada, at a small loss. These charges were partially offset by the gain on the sale of the Dutch branch of Les Assurés Réunis (LAR) Belgium.

Year ended December 31, 2003 compared to year ended December 31, 2002

Non-Life reported a net loss of CHF 374 million in 2003 compared with a net loss of CHF 1,099 million in 2002. The CHF 725 million, or 66%, improvement was primarily due to increased net investment income of CHF 1,206 million and strong technical improvements. These improvements were offset by losses of CHF 226 million related to the sale of businesses and provisions of CHF 383 million related to the current and former international business portfolio.

In 2003, the combined ratio improved by 3.2 percentage points to 101.4%. The combined ratio mainly benefited from the continued implementation of tariff increases across all major markets, a strict underwriting policy, reduced expenses and the continued streamlining of the business portfolio through divestitures. In addition, a lower level of losses resulting from natural catastrophes was reported in 2003.

In 2003, the Non-Life segment’s gross premiums written increased by 3%. In original currency, the increase was 5%.

Net investment income increased by CHF 1,206 million in 2003. This increase was mainly attributable to the significant decrease in realized losses due to improved market conditions in 2003.

Dividends to policyholders incurred increased CHF 617 million in 2003 compared to 2002 due to higher investment results, the impact of German tax law changes and a refinement of the methodology used for the calculation of the deferred bonus reserve. During 2002, deferred bonus reserves declined due to realized losses in investment. Investment income in the German health business was higher in 2003 than in 2002, leading to an increase in dividends to policyholders incurred. Additionally in 2003, an increase of dividends to policyholders incurred of CHF 117 million, which was attributable to the tax benefit of CHF 124 million from tax law changes in Germany in the same year, was also reported, reflecting the policyholder share of this benefit.

In line with premium growth, insurance underwriting and acquisition expenses increased CHF 89 million, or 6%.

Administration costs decreased by CHF 124 million, or 9%, in 2003.

The expense ratio declined to 26.5% in 2003, down 1.1 percentage points compared to 2002, primarily as a result of lower administration costs relative to net premiums earned.

In 2003, Non-Life recognized restructuring charges of CHF 83 million in Switzerland, Spain and Germany. The charges reflect costs related to the reorganization announced in February 2003 to realign the organizational structure in response to the decline in the industry. In particular, restructuring activities were initiated to bring the Winterthur under a joint management structure and assess all processes and activities with the intention of increasing efficiency and reducing costs.

Non-Life reported an income tax benefit of CHF 298 million in 2003, compared to an income tax expense of 75 million in 2002. The main reason for the improvement was the change in the German tax laws enacted in December 2003, as discussed above, and the non-taxable investment losses in Germany in 2002.

Income/(loss) from discontinued operations in 2003 and 2002 include the net income from disposed operations and the gains or losses on their respective sales. The main components relate to the disposals of Churchill Insurance Group, the Italian operations and Republic Financial Services in the US.

Investments for Life & Pensions and Non-Life

Winterthur’s investment portfolios are managed within a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans and mortgage loans, real estate, equities and alternative assets.

The following table illustrates the investment portfolio of Life & Pensions and Non-Life by investment type:
	2004		2003

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,141	10,336	10,186	10,021
Debt securities - available-for-sale	70,937	70,937	71,324	71,324
Equity securities - available-for-sale	5,950	5,950	5,122	5,122
Debt securities - trading	1,771	1,771	1,071	1,071
Equity securities - trading	10,818	10,818	8,591	8,591
Mortgage loans	10,028	10,028	11,054	11,054
Loans	5,063	5,063	4,523	4,523
Real estate	8,417	8,825	8,388	8,682
Other investments	3,562	3,562	3,733	3,733

Investments, general account	126,687	127,290	123,992	124,121

Investments, separate account	4,490	4,490	3,991	3,991

Total investments	131,177	131,780	127,983	128,112

of which Life & Pensions	109,857	110,224	105,018	104,923
of which Non-Life	21,320	21,556	22,965	23,189

Debt and Equity securities - trading include CHF 12,358 million (December 31, 2003: CHF 9,337 million) held to back unit-linked liabilities in the general account.

The following table illustrates held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	2004				2003

December 31, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,141	198	3	10,336	10,186	–	165	10,021

Debt securities - available-for-sale	67,914	4,035	1,012	70,937	69,546	2,671	893	71,324
Equity securities - available-for-sale	5,330	686	66	5,950	4,622	553	53	5,122

Securities - available-for-sale	73,244	4,721	1,078	76,887	74,168	3,224	946	76,446

Corporate Center

Corporate Center results include the parent company operations which encompasses Group financing initiatives and income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, it includes consolidation and elimination adjustments.

The Corporate Center includes expenses for activities sponsored by the Group as well as consolidation adjustments. Costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center typically reports a loss from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes. A substantial portion of the movements on individual revenue and expense lines represent consolidation adjustments required to eliminate intercompany revenues and expenses. A comparison of the Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes is therefore presented below as it reflects the results including elimination entries with respect to revenues and expenses.

The following table shows the results of the Corporate Center:
Year ended December 31, in CHF m	2004	2003	2002

Net revenues	(852)	(739)	(1,232)

Policyholder benefits, claims and dividends	0	(1)	1
Provision for credit losses	3	8	71

Total benefits, claims and credit losses	3	7	72

Insurance underwriting, acquisition and administration expenses	(11)	(8)	(9)
Banking compensation and benefits	184	172	189
Other expenses	(656)	(447)	(697)
Restructuring charges	(1)	1	0

Total operating expenses	(484)	(282)	(517)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(371)	(464)	(787)

Income tax expense/(benefit)	(50)	(128)	(122)
Dividends on preferred securities for consolidated entities	0	133	133
Minority interests, net of tax	(12)	(1)	2

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	(309)	(468)	(800)

Income/(loss) from discontinued operations, net of tax	(1)	0	0
Extraordinary items, net of tax	0	0	1
Cumulative effect of accounting changes, net of tax	(7)	0	0

Net income/(loss)	(317)	(468)	(799)

Year ended December 31, 2004 compared to year ended December 31, 2003

The Corporate Center recorded a loss on the sale of a 19.9% stake in the private equity activities of Warburg Pincus of CHF 157 million before tax (CHF 148 million after tax). This comprises a CHF 32 million loss compared to the carrying value at the time of sale, and a foreign exchange loss of CHF 125 million previously recognized as a reduction to equity.

Included in total operating expenses is an increase in professional fees associated with the above-mentioned sale of Warburg Pincus. Additionally, banking compensation and benefits have risen due to increased headcount resulting partially from the transfer of employees between segments.

Dividends on preferred securities for consolidated entities stood at zero in 2004, compared to CHF 133 million in 2003, due to the deconsolidation of the issuing entities. These securities were issued through wholly-owned special purpose subsidiaries in Guernsey, Channel Islands, that were established exclusively for this purpose. In accordance with the provisions of FIN 46R, these entities were deconsolidated during the first quarter of 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

The loss from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes was CHF 464 million in 2003 compared to CHF 787 million in 2002. This decrease was due primarily to losses on Corporate Center-held investments in 2002. In addition, provisions for credit losses decreased mainly due to two significant impairments recorded in 2002.

Risk management

Overview

Risk management principles

Credit Suisse Group’s business involves the prudent taking of risk. The primary objectives of the risk management strategy are to protect the financial strength and the reputation of the Group. The Group’s risk management framework is based on the following principles, which apply universally across all businesses and risk types.

– Protection of financial strength: Credit Suisse Group controls risk in order to limit the impact of potentially adverse events on the Group’s capital and income streams. The Group’s risk appetite is to be consistent with its financial resources.

– Protection of reputation: The value of the Credit Suisse Group franchise depends on the Group’s reputation. Protecting a strong reputation is both fundamental and an overriding concern for all staff members.

– Risk transparency: Risk transparency is essential so that risks are well understood by senior management and can be balanced against business goals.

– Management accountability: The various segments are organized into business units that own the comprehensive risks assumed through their operations. Business unit management is responsible for the active management of their respective risk exposures and the return for the risks taken.

– Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management, controlling and legal and compliance functions operate independently of the front office units to ensure the integrity of the risk and control processes.

Risk management oversight

Risk management oversight is performed at several levels of the organization. Key responsibilities lie with the following management bodies and committees.

Risk management oversight at the Board level

– Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.

– Board of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.

– Risk Committees: Responsible for assisting the Board of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile, including the regular review of major risk exposures and the approval of risk limits.

– Audit Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, risk management and legal and regulatory compliance. Additionally, the Audit Committees are responsible for monitoring the independence and the performance of the internal and external auditors.

– Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committees and management in fulfilling their responsibilities by providing an objective and the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level

– Group Executive Management (Group CEO, Group Executive Board Committee and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.

– Group Chief Risk Officer: Responsible for providing risk management oversight for the Group as a whole in order to ensure that the Group’s aggregate risk appetite is consistent with its financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, risk management identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action if necessary.

– Group Risk Processes & Standards Committee (GRIPS): Responsible for establishing and approving standards regarding risk management and risk measurement.

– Credit Portfolio & Provisions Review Committee: Responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

Risk management oversight at the business unit, segment and division management level

– Business unit Executive Management (Chief Executive Officers, Executive Boards): Responsible for implementing the business unit’s strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.

– Strategic Risk Management: At Credit Suisse and Credit Suisse First Boston, Strategic Risk Management is an independent function headed by the business unit’s Chief Risk Officer with responsibility for assessing the overall risk profile of the business unit on a consolidated basis and for recommending corrective action if necessary. At Winterthur, the respective responsibilities are assigned to the Chief Risk Officer and the Chief Risk Officer Department.

– Credit Risk Management: At both Credit Suisse and Credit Suisse First Boston, Credit Risk Management is an independent function headed by the business unit’s Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the business unit’s credit portfolio.

– Credit Suisse Risk Management Committee (CS RMC): Responsible for supervising and directing the Credit Suisse risk profile on a consolidated basis, for approving risk management policies, recommending risk limits to the Credit Suisse Board of Directors and its Risk Committee and establishing and allocating risk limits within Credit Suisse.

– Credit Suisse First Boston Capital Allocation and Risk Management Committee (CARMC): Responsible for supervising and directing the Credit Suisse First Boston risk profile on a consolidated basis, approving risk management policies, recommending risk limits to the Credit Suisse First Boston Board of Directors and its Risk Committee and for establishing and allocating risk limits within Credit Suisse First Boston.

– Credit Suisse First Boston Operational Risk Review Committee: Responsible for reviewing and addressing operational risk issues at Credit Suisse First Boston.

– Winterthur Risk Management Committee (WGR RMC): Responsible for supervising and directing the Winterthur risk profile on a consolidated basis, approving risk management policies, recommending risk limits to the Winterthur Board of Directors and its Risk Committee and establishing and allocating risk limits within Winterthur.

– Winterthur Investment Committee: Responsible for defining the Winterthur investment strategy in light of Winterthur’s overall risk profile.

– Credit Suisse Asset and Liability Management Committee: Responsible for supervising the development of the Credit Suisse banking segments’ balance sheets.

Risk categories

The Group is exposed to many risks and differentiates between them using the following eight major risk categories:

– Market risk – the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities;

– Credit risk – the risk of loss arising from adverse changes in the creditworthiness of counterparties;

– Insurance risk – the risk that product pricing and reserves do not appropriately cover claims expectations;

– Business risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;

– Liquidity and funding risk – the risk that the Group or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price;

– Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events;

– Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and

– Reputation risk – the risk that the Group’s market or service image declines.

While most segments are exposed to all risk types, their relative significance varies. Group-wide risk management and measurement approaches are applied where appropriate and meaningful.

Risk limits

Fundamental to risk management is the establishment and maintenance of a sound system of risk limits to control the range of risks inherent in the business activities. The size of the limits reflects the Group’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses.

Credit Suisse Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk-taking. The level of risk incurred by the business units is further restricted by specific limits with respect to trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities at the banking segments, private equity and seed money investments, emerging market country exposures, the asset allocation of Winterthur and the reinsurance coverage of Winterthur. Within the business units and segments, the risk limits are allocated to lower organizational levels, numerous other limits are established to control specific risks and a system of individual counterparty credit limits is used to limit concentration risks.

Economic Risk Capital

Introduction

Economic capital represents current market best practice for measuring and reporting all quantifiable risks. It is called “economic” capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. Credit Suisse Group uses an economic capital model – called ERC – as a consistent and comprehensive risk management tool, which also forms an important element in the capital management and planning process and an element in the performance measurement process.

As the Group’s standard for assessing risk, ERC considerably strengthens the Group’s ability to manage its risk profile on a consolidated basis and to assess the aggregate risk appetite in relation to the financial resources. By providing a common terminology for risk across the Group, ERC has also increased risk transparency and knowledge-sharing across the Group. As with other risk measures, the primary merit of ERC lies in its ability to provide meaningful signals regarding risk trends over time. In contrast, comparisons with other firms’ economic capital estimates are not meaningful, as there are substantial variations across institutions in terms of the definition of economic capital, model coverage, assumptions, underlying data series and implementation specifics.

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

Depending on the underlying source of risk, Credit Suisse Group distinguishes between three fundamental risk categories:

– Position risk ERC the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

– Operational risk ERC the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

– Business risk ERC the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

Position risk ERC: This includes all risks associated with the Group’s positions, regardless of whether they translate into balance sheet exposures. The term position risk is not confined to the positions typically held by banks, but also includes the risks associated with the investment portfolios of the Winterthur entities as well as the insurance underwriting risks incurred by the Winterthur entities. In order to represent a comprehensive risk measure, ERC aims to reflect the underlying sources of risk in an integrated way. ERC therefore not only treats all financial positions on a consistent economic basis, ignoring potential differences along other dimensions (e.g. in terms of their accounting treatment), but it also does not distinguish between market and credit risks in the conventional way. For example, while the foreign exchange risk associated with a rouble foreign exchange position is typically treated as a market risk, it is considered an emerging market country risk in the ERC model, because the underlying source of risk is from an emerging market country. Hence, ERC reflects the Group’s risk universe in a way that provides for an integrated measure based on the underlying source of risk, while maintaining sufficient granularity to take account of the different modeling approaches needed to capture the subtleties of the different businesses or risks.

While position risks constitute the most direct and significant source of risk for the Group, ERC also takes account of more indirect risks to the Group’s financial resources. Although these indirect risks may not easily lend themselves to quantification (operational risk) or give rise to challenging conceptual issues (business risk), they can have a substantial impact on the Group and must therefore be identified, addressed and reflected in the assessment of the Group’s solvency.

Operational risk ERC: While capital charges – either external or internal – do not represent an effective substitute for adequate management processes, the ability to absorb operational risk-related losses is reflected in the ERC framework. Due to the limitations of existing modeling techniques for operational risk (especially with respect to “low frequency – high impact” operational risk events that are relevant from a capital and risk perspective), ERC estimates for operational risk are primarily intended to integrate these risks into the overall capital process and to provide an adequate capital reserve for them. The quantitative approach is complemented by reviews performed by line specialists and senior management to reflect the context-specific nature of operational risk and to ensure the integration of qualitative aspects derived from business experience.

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

Applications

ERC represents Credit Suisse Group’s core top-level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at all levels of the organization. The Board of Directors and senior management at the Group and the business units are regularly provided with ERC estimates, ERC trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

ERC is also being used in the capital allocation process, which defines the business units’ capital requirement as the higher of Total ERC or “respectability capital,” which is the minimum capital base a business needs in order to be accepted as a reliable business partner or as defined by peer consideration. Moreover, ERC serves as a reference point for the structured assessment of the Group’s aggregate risk appetite in relation to its financial resources, recognizing that a comprehensive analysis must also take into account factors that are outside the scope of the ERC framework (e.g. strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies). Furthermore, ERC forms the base for a performance metric that provides information on the return of a business in relation to the total amount of ERC needed to support that business.

Key position risk trends 2004

Over the course of 2004, the consolidated 1-year, 99% position risk ERC increased by 3% year-on-year. The key movements in the major risk categories in 2004 were as follows:

– Interest rate, credit spread and foreign exchange ERC: +4%, due to higher credit spread risk at Credit Suisse First Boston and higher interest rate risk in the banking book of Credit Suisse, partially offset by lower foreign exchange risk at Winterthur;

– Equity investment ERC: +23%, due to an increase in Winterthur’s equity exposures, partially offset by lower equity risks at Credit Suisse, Credit Suisse First Boston and the Corporate Center;

– Swiss and retail lending ERC: –10%, due to the reduction in impaired loans at Corporate & Retail Banking and lower mortgage exposures at the Winterthur entities;

– International lending ERC: –9%, due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs and reduced exposures at Winterthur;

– Emerging markets ERC: –5%, mainly due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs, partially offset by higher exposures at Winterthur;

– Real estate & structured asset ERC: +14%, due to an increase in Credit Suisse First Boston’s commercial and residential real estate exposures;

– Insurance underwriting ERC: –6%, primarily due to changes in foreign exchange rates.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
	Credit Suisse			Credit Suisse First Boston 1)			Winterthur			Credit Suisse Group 2)

December 31, in CHF m	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Interest rate, credit spread and FX ERC	488	301	306	1,667	1,573	1,320	2,914	3,349	3,101	4,224	4,045	3,541
Equity investment ERC	220	270	162	1,596	1,811	2,056	1,454	967	1,554	3,001	2,447	3,869
Swiss and retail lending ERC	1,559	1,725	1,944	0	0	0	90	100	152	1,649	1,825	2,095
International lending ERC	30	46	0	2,121	2,194	3,484	37	176	258	2,188	2,416	3,742
Emerging markets ERC	182	214	229	1,370	1,485	1,672	309	253	83	1,862	1,952	1,983
Real estate and structured asset ERC 3)	351	375	385	1,933	1,499	2,099	1,371	1,341	1,479	3,607	3,161	3,920
Insurance underwriting ERC	0	0	0	0	0	0	656	695	944	656	695	944

Simple sum across risk categories	2,830	2,931	3,026	8,687	8,562	10,631	6,831	6,881	7,571	17,187	16,541	20,094

Diversification benefit	(791)	(786)	(733)	(2,155)	(2,110)	(2,534)	(2,315)	(2,455)	(2,999)	(5,305)	(4,986)	(6,659)

Total position risk ERC	2,039	2,145	2,293	6,532	6,452	8,097	4,516	4,426	4,572	11,882	11,555	13,435

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC need to be considered as well. Note that prior periods data have been restated for methodology changes in order to maintain consistency over time.
1) Note that Credit Suisse First Boston is managed using the USD as its base currency. Reported numbers have been translated into CHF using the respective year-end currency translation rates. The 1-year, 99% position risk ERC numbers for Credit Suisse First Boston expressed in USD are as follows: USD 5,770 m, USD 5,222 m and USD 5,825 m as of December 31, 2004, 2003 and 2002, respectively.
2) Credit Suisse Group amounts include the Corporate Center, but are net of diversification benefits between Credit Suisse, Credit Suisse First Boston, Winterthur and the Corporate Center (numbers therefore do not add up).
3) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial and residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures, Credit Suisse' real estate acquired at auction and the Credit Suisse, Credit Suisse First Boston, Winterthur and Corporate Center real estate for own use in Switzerland.
Market risk

Overview

Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market parameters, such as commodity prices and volatilities. The Group defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

Credit Suisse Group assumes market risk primarily through trading activities in the Institutional Securities segment of Credit Suisse First Boston and the risk exposures embedded in the insurance segments’ balance sheets (investment portfolio and interest rate risk associated with the insurance liabilities). Further market risks arise in the other businesses, but to a much lesser extent.

Trading and non-trading portfolios are managed at the business unit, segment and division level. The business units, segments and divisions use market risk measurement and management methods designed to meet or exceed industry standards. The risk management techniques and policies are regularly reviewed to ensure that the risks taken are captured and appropriately managed. The core tools used to measure, monitor and limit market risks are the following:

– The Value-at-Risk (VaR) method estimates the potential economic loss arising from a given portfolio for a predetermined probability and holding period, using market movements determined from historical data. The VaR methodology is most useful for day-to-day risk monitoring in the context of “normal” markets.

– Scenario analysis estimates the potential loss after stressing market parameters. These changes are modeled on past extreme events and hypothetical scenarios. Scenario analysis is especially useful for assessing sensitivity to large price movements and for examining risk in cases where market conditions are disrupted.

– All market risk exposures are also reflected in the Group’s ERC calculations.

The VaR and scenario analysis techniques are described in more detail at the end of this section under the heading How Credit Suisse Group measures market risk, the ERC methodology is described in the section entitled Economic Risk Capital above.

In order to show the aggregate market risk inherent in the Group’s businesses, the market risk exposures are presented on a Group consolidated level, using VaR and taking into account diversification benefits across the businesses. The VaR estimates also take account of the impact of derivatives and other risk modification strategies, which the segments use to modify their exposure to market risks. The derivative instruments used in such hedging or trading activities primarily include forwards, options, futures, swaps and combinations of these instruments.

Our consolidated primary market risk exposures in the trading portfolios at December 31, 2004, were to the interest rate category, which included exposures to government bonds, interest rate swaps and other interest rate sensitive exposures in the trading portfolios such as exposures to credit spreads. Our consolidated primary market risk exposures in the non-trading portfolios at December 31, 2004, were to the interest rate category, which included the interest rate exposures of the insurance segments and the interest rate exposures in the banking books of the banking segments.

Trading portfolios

Risk measurement and management

The Group’s trading portfolios and the associated market risk exposures relate to trading activities primarily at the Institutional Securities segment and also the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in trading activities.

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

Credit Suisse is active in the Swiss trading market and – to a lesser extent – in other principal trading markets. The trading portfolio includes a variety of trading instruments, such as bonds, swaps, options, structured products and products from the alternative investment segment. Market risk is principally concentrated in equity exposures associated with inventory positions in structured investment products, for which Credit Suisse acts as secondary market maker.

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

Development of trading portfolio risks

The table on page 92 shows the trading-related market risk exposure for Credit Suisse First Boston, Credit Suisse and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs. Institutional Securities measures trading book VaR using the US dollar as the base currency (the respective VaR figures were translated into Swiss francs using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Credit Suisse First Boston’s one-day, 99% VaR at December 31, 2004, was CHF 59 million, compared to CHF 58 million at December 31, 2003. In US dollar terms, Credit Suisse First Boston’s one-day, 99% VaR increased 11% during the year 2004 (USD 52 million at December 31, 2004, versus USD 47 million at December 31, 2003). The increase in VaR primarily reflects changing market opportunities in fixed income markets, in particular in the rates segment, as well as increased position taking in equity markets. These factors were partially offset by the rollout of market volatility during 2002 leading to a more benign rolling two-year data set used to determine VaR. The average VaR for Credit Suisse First Boston decreased slightly from USD 52 million in 2003 to USD 51 million in 2004. During 2004, interest rate and equity exposures were higher in the first half of the year than in the second half, with the decrease in the second half of the year reflecting market volatility changes mentioned above.

Credit Suisse’ one-day, 99% VaR at December 31, 2004, was CHF 13 million, compared to CHF 14 million at December 31, 2003. The average one-day, 99% VaR in 2004 was CHF 12 million, compared to CHF 14 million in 2003. The decrease in the average VaR was mainly due to a larger diversification benefit between inventory positions in Structured Investment Products (SIP) and other equity positions.

The following table sets forth the trading-related market risk exposure for Credit Suisse, Credit Suisse First Boston and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR:
	2004						2003

in CHF m	Minimum		Maximum		Average	31.12.04	Minimum		Maximum		Average	31.12.03

Credit Suisse
Interest rate and credit spread	2.7		9.2		4.1	4.5	1.1		7.9		3.2	4.7
Foreign exchange rate	1.7		6.9		2.8	3.8	1.2		5.7		2.5	2.0
Equity	5.2		30.4		9.6	9.5	8.7		20.0		12.9	12.7
Commodity	0.4		1.7		0.8	1.4	0.1		1.5		0.3	0.5
Diversification benefit	–	1)	–	1)	(5.2)	(6.4)	–	1)	–	1)	(4.5)	(6.4)

Total	6.8		32.8		12.1	12.8	10.1		20.8		14.4	13.5

Credit Suisse First Boston 2)
Interest rate and credit spread	36.6		94.4		55.7	44.6	31.0		167.0		67.6	58.2
Foreign exchange rate	8.6		31.1		17.9	18.2	7.2		28.3		15.0	15.9
Equity	21.5		53.1		34.8	35.4	16.7		52.0		26.4	23.6
Commodity	0.0		1.0		0.4	0.4	0.3		3.5		0.9	0.9
Diversification benefit	–	1)	–	1)	(45.6)	(39.5)	–	1)	–	1)	(41.0)	(40.3)

Total	40.9		104.5		63.2	59.1	35.1		157.5		68.9	58.3

Credit Suisse Group 3)
Interest rate and credit spread	38.6		73.9		54.8	46.8	36.9		119.5		64.7	58.9
Foreign exchange rate	10.9		20.6		15.7	19.4	10.9		24.3		15.6	16.8
Equity	23.6		48.4		37.1	39.2	17.2		47.3		27.3	24.9
Commodity	0.5		1.3		0.7	1.0	0.6		1.7		1.0	0.8
Diversification benefit	–	1)	–	1)	(42.1)	(43.5)	–	1)	–	1)	(44.4)	(45.3)

Total	41.8		91.3		66.2	62.9	45.5		99.9		64.2	56.1

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
3) As Credit Suisse Group does not manage its trading portfolios on a consolidated level, the consolidated VaR estimates are performed on a monthly basis only and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse (numbers therefore do not add up).

VaR results and distribution of trading revenues

Credit Suisse First Boston had one backtesting exception in 2004, as evidenced in the graph below. The graph illustrates the relationship between daily backtesting profit and loss, which includes only the effects of the previous night’s positions, and the daily one-day, 99% VaR for Credit Suisse First Boston in 2004. As noted above, it is appropriate to compare this measure with VaR for backtesting purposes.

The following histogram compares the trading revenues for 2004 with those for 2003. The trading revenue shown in this graph is the actual daily trading revenue, which includes not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Non-trading portfolios

Risk measurement and management

The market risks associated with the Group’s non-trading portfolios primarily relate to the risk exposures embedded in Winterthur’s balance sheet (investment portfolio and interest rate risk associated with the insurance liabilities) as well as – but to a much lesser extent – the banking books of the banking segments.

The Group’s non-trading portfolios and the associated market risk exposures cover a wide range of positions, including the banking segments’ banking book positions, such as asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments, as well as Winterthur’s investment portfolio and liabilities. All segments and the Corporate Center have non-trading portfolios that carry market risks. The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of Credit Suisse Group are measured using VaR, taking into account the impact of derivatives and other risk modification strategies. VaR for the non-trading activities measures the amount of potential change in economic value; it is not a measure for the potential impact on reported earnings, since the non-trading activities generally are not marked to market through earnings. Real estate investments and foreign exchange translation risks are not included in the following analysis.

Development of non-trading portfolio risks

The table below shows the non-trading related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs. Institutional Securities measures the risk associated with its non-trading portfolios using the US dollar as the base currency (the respective VaR figures were translated into Swiss francs using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Credit Suisse Group’s one-day, 99% VaR at December 31, 2004, was CHF 299 million, compared to CHF 333 million at December 31, 2003. The average one-day, 99% VaR in 2004 was CHF 366 million, compared to CHF 421 million in 2003. The decrease in the average VaR was mainly due to lower foreign exchange risks at Winterthur as well as lower equity risks at the Corporate Center.

The following table sets forth the non-trading market risk exposure for Credit Suisse Group, as measured by scaled one-day, 99% VaR:
	2004						2003

in CHF m	Minimum		Maximum		Average	31.12.04	Minimum		Maximum		Average	31.12.03

Interest rate and credit spread	170.6		271.2		198.1	182.5	124.7		218.2		173.9	124.7
Foreign exchange rate	43.4		125.3		83.7	56.3	92.7		206.8		138.0	109.3
Equity	137.2		241.1		203.7	168.1	210.1		341.0		287.4	210.1
Commodity	0.2		1.0		0.5	0.4	0.0		0.8		0.3	0.7
Diversification benefit	–	1)	–	1)	(120.0)	(108.5)	–	1)	–	1)	(179.0)	(111.6)

Total	265.8		441.7		366.0	298.8	333.2		560.8		420.6	333.2

Represents 10-day VaR scaled to a 1-day holding period. The VaR statistics refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston, Credit Suisse, Winterthur and the Corporate Center.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

For Credit Suisse First Boston, the primary market risk exposure in the non-trading portfolios at December 31, 2004, was to equity prices, principally due to investments in private equity funds. With respect to foreign exchange risks, Credit Suisse First Boston’s policy is to take neutral positions in foreign exchange exposures (except for exposure to Swiss francs). This means that, to the extent that is practical and possible, hedging instruments and other measures are used to eliminate the market risk resulting from changes in foreign exchange rates in non-trading portfolios. A similar approach is applied to the interest rate exposures associated with Credit Suisse First Boston’s long-term debt. Swaps, forward rate agreements and options are used as hedging instruments.

For Credit Suisse, the primary market risk exposure in the non-trading portfolios at December 31, 2004, was to interest rates. The interest rate risk exposures in the non-trading portfolios include the impact of non-maturing banking products with variable interest rates such as variable rate mortgages and savings deposits. The interest rate sensitivity of non-maturing banking products with variable interest rates is estimated using the methodology of replicating portfolios. Based on the past behavior of interest rates and associated product balances, this methodology assigns the position balance associated with a non-maturing banking product transaction with a variable interest rate to several time bands. These schedules can then be used to calculate the transaction’s interest rate sensitivity.

For Winterthur, the primary market risk exposures in the non-trading portfolios at December 31, 2004, were to interest rates, foreign exchange rates and equity prices. The market risk exposures cover both the investment portfolio and the insurance liabilities, which are reflected in the risk calculations on a fair value basis. The risk reduction to shareholders’ exposures provided by participating life contracts is reflected in this disclosure. For participating contracts, the policyholder shares in the earnings or surplus of the insurance company through the distribution of policyholder dividends. Therefore, policyholders and Life & Pensions shareholders share risk and reward.

For the Corporate Center, the primary market risk exposure in the non-trading portfolios at December 31, 2004, was to equity prices, principally due to private equity investments, and foreign exchange rates and interest rates.

Credit risk for the banking businesses

Definition of credit risk

Credit risk is the possibility of loss incurred as a result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of Credit Suisse Group’s credit risk is concentrated at Corporate & Retail Banking (within Credit Suisse) and Institutional Securities (within Credit Suisse First Boston). The credit risks taken on by Private Banking are mostly collateralized and primarily have an operational risk nature. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

Credit risk management approach

Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment. All of these elements are integral parts of the Group’s approach.

This credit risk management framework is regularly refined and covers all banking businesses that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

– An individual counterparty and country rating system;

– A transaction rating system;

– A counterparty credit limit system;

– Country and regional concentration limits;

– A risk-based pricing methodology;

– Active credit portfolio management; and

– A credit risk provisioning methodology.

The Group evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers prepare credit requests and assign internal ratings based on their analysis and evaluation of the clients’ creditworthiness and the type of credit transaction. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. The final rating also requires the consideration of qualitative factors relating to the counterparty, its industry and management. Credit Suisse Group has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

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

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness, and lawsuits. In addition, credit protection, such as credit derivatives, is used in particular to mitigate certain exposures.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or non-interest earning exposure and the exposures are generally managed within credit recovery units. The risk management and credit committees of the segments and the Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans

Further information on the lending portfolio of Credit Suisse and Credit Suisse First Boston distributed across internal rating classifications is presented below.

The following table sets forth the gross loan exposure:
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group 1)

December 31, in CHF m	2004	2003	2004	2003	2004	2003

Consumer loans
Mortgages	67,119	61,196	0	0	75,604	69,856
Loans collateralized by securities	15,018	14,376	0	0	15,022	14,379
Other	2,319	2,338	540	1,172	2,859	3,511

Consumer loans	84,456	77,910	540	1,172	93,485	87,746

Corporate loans
Real estate	26,135	27,122	613	188	28,124	28,589
Commercial and industrial loans	33,126	32,260	13,501	13,859	47,585	47,956
Loans to financial institutions	6,279	6,347	5,351	4,473	13,726	12,847
Governments and public institutions	1,898	1,637	402	1,152	4,401	4,581

Corporate loans	67,438	67,366	19,867	19,672	93,836	93,973

Loans, gross	151,894	145,276	20,407	20,844	187,321	181,719

(Unearned income)/deferred expenses, net	142	131	(32)	(25)	116	106
Allowance for loan losses	(2,438)	(3,113)	(533)	(1,383)	(3,038)	(4,646)

Total loans, net	149,598	142,294	19,842	19,436	184,399	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.
1) Consolidated numbers, including Winterthur.

Risk mitigation

Credit Suisse First Boston actively manages its credit exposure utilizing credit hedges and cash and marketable securities for risk mitigation. “Credit hedges” represent the notional exposure that has been transferred to high grade market counterparties, generally through the use of credit default swaps. Credit hedges are not available for many of the Credit Suisse counterparties; however, a large portion of the lending portfolio of Credit Suisse is secured with collateral that can readily be liquidated, primarily cash and marketable securities. The tables below illustrate the effects of risk mitigation on loans and undrawn irrevocable credit facilities.

The following table outlines the risk mitigation impact for Credit Suisse:
		Risk mitigation

December 31, 2004, in CHF m	Gross exposure	Credit hedges	Cash and marketable securities	Net exposure

Internal ratings
AAA	0	0	0	0
AA	12,041	0	(1,611)	10,430
A	23,526	0	(3,375)	20,151
BBB	179,692	(143)	(58,057)	121,492
BB	0	0	0	0
B	15,175	0	(5,400)	9,775
CCC	2,327	0	(344)	1,983
CC	0	0	0	0
C	0	0	0	0
D	3,619	0	(76)	3,543

Total	236,380	(143)	(68,863)	167,374

The following table outlines the risk mitigation impact for Credit Suisse First Boston:
		Risk mitigation

December 31, 2004, in CHF m	Gross exposure	Credit hedges	Cash and marketable securities	Net exposure

Internal ratings
AAA	9,495	0	(138)	9,357
AA	9,974	(400)	0	9,574
A	24,052	(4,544)	(278)	19,230
BBB	19,196	(6,354)	(1,300)	11,542
BB	9,180	(1,954)	(306)	6,920
B	8,809	(894)	(249)	7,666
CCC	892	(119)	(23)	750
CC	277	0	0	277
C	330	0	0	330
D	2,543	(19)	(7)	2,517

Total	84,748	(14,284)	(2,301)	68,163

Loss given default

The tables below present loans, net of risk mitigation, of Credit Suisse and Credit Suisse First Boston, spread across loss given default (LGD) buckets. LGD represents the expectation of the extent of loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and in certain segments, the type of counterparty. LGD estimates have been developed separately by Credit Suisse and Credit Suisse First Boston reflecting historical experience. The concentration in BBB rated counterparties with low LGD assumptions at Credit Suisse largely reflects its residential mortgage business, which has a low expected loss. The majority of net loans at Credit Suisse First Boston are senior unsecured which have an expected LGD of 50%.

The following table shows an overiew of loss given default for Credit Suisse:
		Loss given default buckets

December 31, 2004, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	0	0	0	0	0	0	0
AA	9,519	8,556	1	0	27	236	699
A	17,179	14,298	538	2	65	34	2,242
BBB	91,506	26,462	24,975	21,945	7,525	347	10,252
BB	0	0	0	0	0	0	0
B	4,878	117	113	621	3,834	12	181
CCC	1,179	1	15	422	146	554	41
CC	0	0	0	0	0	0	0
C	0	0	0	0	0	0	0
D	3,534	4	286	3	191	2,103	947

Total	127,795	49,438	25,928	22,993	11,788	3,286	14,362

The following table shows an overiew of loss given default for Credit Suisse First Boston:
		Loss given default buckets

December 31, 2004, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	1,934	0	0	134	1,800	0	0
AA	1,879	84	0	7	1,778	0	10
A	1,260	2	0	14	1,244	0	0
BBB	1,579	0	0	90	1,399	90	0
BB	3,634	76	0	2,034	1,524	0	0
B	3,269	2	0	1,737	1,528	2	0
CCC	570	0	0	210	217	8	135
CC	247	0	0	223	24	0	0
C	289	0	0	22	256	11	0
D	888	0	0	167	721	0	0

Total	15,549	164	0	4,638	10,491	111	145

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

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. Credit Suisse Group applies these policies worldwide.

Total non-performing and Total impaired loans declined substantially for Credit Suisse Group in 2004, with Total non-performing loans declining CHF 1.7 billion as of December 31, 2004, in comparison with December 31, 2003, and Total other impaired loans declining CHF 841 million. Notable reductions were reported at both Credit Suisse and Credit Suisse First Boston and were attributable to the improved credit environment, settlements and recoveries. Coverage of Total non-performing loans by valuation allowances increased at Credit Suisse Group and Credit Suisse First Boston, but declined slightly at Credit Suisse. Coverage of total impaired loans improved at Credit Suisse and Credit Suisse First Boston.

Potential problem loans

At December 31, 2004 and 2003, the Group had potential problem loans amounting to CHF 1.5 billion and CHF 2.2 billion, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists some doubt in the credit officer’s judgment as to the timing and/or certainty of the repayment of contractual principal.

The following table sets forth the impaired loan portfolio:
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group 1)

December 31, in CHF m	2004	2003	2004	2003	2004	2003

Non-performing loans	1,481	1,917	268	996	1,771	2,977
Non-interest earning loans	1,259	1,517	9	246	1,281	1,769

Total non-performing loans	2,740	3,434	277	1,242	3,052	4,746

Restructured loans	95	24	17	256	117	283
Potential problem loans	1,077	1,641	355	361	1,503	2,178

Total other impaired loans	1,172	1,665	372	617	1,620	2,461

Total impaired loans	3,912	5,099	649	1,859	4,672	7,207

Valuation allowances as % of
Total non-performing loans	89.0%	90.7%	192.4%	111.4%	99.5%	97.9%
Total impaired loans	62.3%	61.1%	82.1%	74.4%	65.0%	64.5%

1) Consolidated numbers, including Winterthur.

Credit provisions

The Group maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets, while provisions are included in total liabilities. Credit Suisse Group provides for credit losses based on a regular and detailed analysis of every counterparty, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Each business unit creates valuation allowances based on Group guidelines. Credit provisions are reviewed on a quarterly basis by senior management at both the segment and the Group level.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:

– The financial standing of a customer, including a realistic assessment – based on financial and business information – of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;

– The extent of the Group’s other commitments to the same customer;

– The realizable fair value of any collateral for the loans;

– The recovery rate; and

– The costs associated with obtaining repayment and realization of any such collateral.

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
Summary of loan valuation allowance experience

Net additions to the loan valuation allowance in 2004 were CHF 79 million, an 87% reduction from the net additions reported for 2003. The level of net additions to loan valuation allowances was lower due to a significant reduction in new valuation allowances as a result of the improved credit environment as well as the release of valuation allowances no longer required.

In 2004, gross write-offs declined 47% for the Group. Gross write-offs decreased at Credit Suisse First Boston in comparison to 2003, due to a sizeable write-off in 2003 of older highly covered loans. Gross write-offs also declined at Credit Suisse.

The following table sets forth the movements in the provisions for credit losses:
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group 1)

in CHF m	2004	2003	2004	2003	2004	2003

Balance January 1	3,113	4,030	1,383	3,268	4,646	7,427

New provisions	422	913	381	750	816	1,686
Releases of provisions	(300)	(503)	(419)	(567)	(737)	(1,071)

Net additions charged to income statement	122	410	(38)	183	79	615

Gross write-offs	(861)	(1,383)	(839)	(1,950)	(1,781)	(3,333)
Recoveries	25	32	32	17	58	48

Net write-offs	(836)	(1,351)	(807)	(1,933)	(1,723)	(3,285)

Allowances acquired	0	2	(24)	25	(24)	26
Provisions for interest	30	29	62	126	92	155
Foreign currency translation impact and other adjustments, net	9	(7)	(43)	(286)	(32)	(292)

Balance December 31	2,438	3,113	533	1,383	3,038	4,646

1) Consolidated numbers, including Winterthur.

Insurance risk

Introduction

Protecting Winterthur from insurance risk accumulations, such as natural catastrophe exposure, is a core risk management activity performed within the insurance business. Premiums earned by selling insurance policies are invested to cover claims occurring at a future date, sometimes many years later. Therefore, Winterthur strives to:

– Manage and limit insurance risk, e.g. by using reinsurance contracts;

– Manage the financial market risks associated with the assets and liabilities (reserves); and

– Manage and control the risks associated with their respective assets and reinsurance contracts.

Asset accumulation by insurance companies results predominantly from premiums being paid earlier than claims are settled. The resulting time differences, which may exceed 50 years for annuity business, have implications for risk management. First, funds have to be invested in assets in such a way that they generate cash flows in line with the anticipated cash outflows embedded in the liability structure. Second, product-specific characteristics, such as maturity, profit participating bonuses and inflation-dependent insurance claims, must be treated appropriately.

Risk structure in the insurance business

Winterthur follows stringent guidelines for assuming insurance risk, the selection of risks and the sums insured. The insurance businesses face several risk types stemming from their insurance underwriting activities.

Non-Life

In non-life business, insurance risk relates to claims which may be more frequent or larger than forecast, and/or which may have to be paid earlier than expected. Premium levels are developed considering the expected frequency and amounts of claims resulting from insured risks. Since better diversified insurance portfolios tend to imply smaller differences between expected and actual claims, Non-Life holds a diversified insurance portfolio in terms of both geographic and industry structure.

A well-diversified insurance portfolio with many business lines spread over many policyholders might, nevertheless, be vulnerable to natural hazards. In such circumstances, the portfolios, although well-diversified, can be exposed to a large accumulation of risk. If adequate reinsurance protection were not in place, substantial losses could be triggered by a single natural catastrophe. Non-Life therefore uses reinsurance to limit the loss triggered by a single event. In 2004, reinsurance treaties in place in Europe covered losses exceeding CHF 50 million up to a limit of CHF 225 million, which corresponds to a one in 100 years catastrophe event. For North America, reinsurance treaties covered losses exceeding USD 25 million (USD 15 million loss deductible plus an additional yearly aggregate deductible of USD 10 million) up to a limit of USD 125 million, which corresponds to a one in 250 years catastrophe event.

Life

In life insurance the basic insurance risk characteristics are similar to those in the non-life business. The insurance risk in the life business includes deviations from expected mortality, disability and longevity and expected surrender rates. Life insurance risk management consists of product profit testing and monitoring, product portfolio diversification and reinsurance.

Reinsurance

The non-life and life insurance businesses require specific levels of reinsurance to protect their business and capital. Reinsurance protection covers all levels of the organization. A global reinsurance program protects Winterthur against catastrophe events and limits the potential for losses arising from large risks. This reinsurance includes a set of internal and external reinsurance contracts to absorb all risks that exceed a prudent risk retention level. Reinsurance protection follows the Winterthur organizational structure based on the principle that each organizational entity runs insurance risk in accordance with its portfolio and its capital base. Winterthur has established specific guidelines regarding the quality and rating of its reinsurance counterparties.

Business risk

Business risk is the risk that the Group’s non-position-related revenues could fall short of ongoing expenses, which could occur in the event of a major market contraction. Business risk excludes the revenue and expense elements captured by the other risk categories.

The ability to cover the expense base after an adverse event is crucial for an orderly continuation of the Group’s activities – possibly on a reduced level – in the event of a financial crisis. While many economic capital models do not include this risk, Credit Suisse Group believes that it is prudent to consider this risk when assessing the Group’s capital needs.

Business risk is linked to the price and activity levels in the financial markets. The price level in the financial markets is relevant for the fee and commission income derived from the management of clients’ investment portfolios. The activity level in financial markets is the key driver for brokerage commissions, underwriting commissions and advisory fees. Business risk varies across the Group’s segments, depending on the cost/income ratio, the likely stability of the revenue stream and the ability to reduce expenses in a crisis.

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group will not be able to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price. This risk is managed at the business unit level – in line with Credit Suisse Group’s general governance principles – which allows a specifically tailored approach to the individual cash flow structure within the business units. The Group works in close partnership with the business units to identify, measure and monitor this risk and to foster sound liquidity management practices across the Group.

Credit Suisse Group manages its funding requirements based on business needs, regulatory requirements, rating agency criteria, tax, capital, liquidity and other considerations. Although the Group operates through separate business units, liquidity needs must be satisfied on a Credit Suisse Group consolidated basis and, in the case of banking units, on both a consolidated and legal entity basis. Winterthur legal entities must satisfy liquidity requirements under insurance laws. Accordingly, Credit Suisse Group – as obligor or guarantor for a range of finance subsidiaries in various jurisdictions – and Credit Suisse First Boston, Credit Suisse and Winterthur, at the legal entity level, have independent sources of funding. The primary responsibility for measuring and managing funding requirements lies with these legal entities and the respective business units.

Structures and processes are in place at the legal entity and business unit levels to manage the relevant liquidity risks and to ensure appropriate liquidity profiles under various stress scenarios. Liquidity management at the business unit level is reinforced by coordination at the Group level. Practices regarding market access, such as diversification of liabilities and investor relations, are reviewed at the Group level. In addition, the Group sets the framework for contingency planning, including procedures to ensure that information flow remains timely and uninterrupted and that division of responsibility remains clear.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group’s primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, the Group transfers operational risks to third-party insurance companies. Credit Suisse Group’s business units have put in place business continuity plans to ensure the maintenance of core business processes and the resumption of ordinary business activity.

Operational risk is inherent in most aspects of the Group’s activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Group therefore manages operational risk differently from market and credit risk. The Group believes that effective management of operational risks requires ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Group, each individual department and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

Each business unit takes responsibility for its own operational risks and has a dedicated central Operational Risk function. These functions act independently but in concert with the relevant departments to control and coordinate the management of operational risk across the relevant business unit. They are responsible for the development and implementation of policies and methodologies for management, measurement, monitoring and reporting of relevant operational risks.

Regular Group-wide meetings take place to promote a common understanding of priorities and to foster a dialogue between the Corporate Center and the business units. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

Credit Suisse Group continues to enhance its operational risk framework. The key initiatives in 2004 included:

– Further enhancements of the global and regional governance structure for managing operational risk;

– Establishing a senior management committee to periodically review operational risk ERC;

– Rolling out the scenario-based operational risk ERC determination to Winterthur Group;

– Continued refinement of the ERC and allocation methodologies for operational risk in Credit Suisse and Credit Suisse First Boston;

– Further developments of global and regional Key Risk Indicator (“KRI”) reporting at business unit level;

– Preparing the operational risk management and measurement framework for the compliance requirements of the Advanced Measurement Approach within Basel II;

– Refining operational risk loss collation policies and processes and the initiation of a quarterly operational risk loss data reporting to the Group’s home supervisor; and

– Regular review of the state of operations and their inherent risks based on extensive audits and follow-up reviews, and the resulting use of information and analysis as early-warning indicators for potential issues.

How Credit Suisse Group measures market risk

Introduction

Each of the segments uses market risk measurement and management methodologies designed to meet or exceed industry standards. These include both general tools capable of calculating comparable exposures across the Group’s many activities as well as focused tools that can specifically model unique characteristics of certain units’ functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, the market risk exposures are also reflected in the Group’s ERC calculations. VaR and scenario analysis are described in the following paragraphs; the ERC methodology is described in the section above entitled Economic Risk Capital.

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

The Credit Suisse First Boston VaR model was originally approved by the Swiss Federal Banking Commission (FBC) for use in the calculation of Credit Suisse First Boston trading book market risk capital in 1998. This approval followed extensive reviews in 1997 by Credit Suisse First Boston of the previous variance-covariance model and the related processes and controls. With the introduction of the historical simulation model the FBC re-examined and re-approved the VaR model and related processes and controls for this purpose during the first half of 2000. Credit Suisse First Boston continues to receive regulatory approval for ongoing enhancements to the methodology. In 2004, Credit Suisse VaR model was approved by the FBC for use in the calculation of Credit Suisse trading book market risk capital.

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

Scenario analysis

All businesses exposed to market risk regularly perform scenario analysis to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed by the businesses are specifically tailored towards their respective risk profile. In order to identify areas of risk concentration and potential vulnerability to stress events across the Group, the Group has developed a set of scenarios, which are consistently applied across all businesses. Key scenarios include significant movements in interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. In 2004, the Group refined its scenario analysis framework by extending the set of scenarios analyzed and by estimating the impact of the various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management at the Group and the business units are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

Assumptions

Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenario analysis represents a “what-if” measure for risk, as no attempt is made to estimate the probability of occurrence. Scenarios are typically defined in light of past economic or financial market stress periods.

Limitations

Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events repeat themselves in the exact same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

Financial Information

Consolidated statements of income

Year ended December 31, in CHF m	Reference to notes	2004	2003	2002

Interest and dividend income	6	30,973	28,359	32,196
Interest expense	6	(19,007)	(16,637)	(21,191)

Net interest income	6	11,966	11,722	11,005

Commissions and fees	8	13,577	12,917	15,316
Trading revenues	7	4,559	3,528	3,443
Realized gains/(losses) from investment securities, net	11	1,156	1,534	(4,205)
Insurance net premiums earned	9	20,874	21,708	22,195
Other revenues	8	1,882	(56)	(509)

Total noninterest revenues		42,048	39,631	36,240

Net revenues		54,014	51,353	47,245

Policyholder benefits, claims and dividends	8	21,011	22,801	19,191
Provision for credit losses	14	78	600	2,822

Total benefits, claims and credit losses		21,089	23,401	22,013

Insurance underwriting, acquisition and administration expenses		4,190	4,504	4,871
Banking compensation and benefits	8	11,951	11,042	13,495
Other expenses	8	8,397	8,950	11,068
Goodwill impairment	16	0	1,510	0
Restructuring charges	28	85	135	32

Total operating expenses		24,623	26,141	29,466

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		8,302	1,811	(4,234)

Income tax expense/(benefit)	31	1,441	(3)	(114)
Dividends on preferred securities for consolidated entities		0	133	133
Minority interests, net of tax		1,127	(31)	(193)

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes		5,734	1,712	(4,060)

Income/(loss) from discontinued operations, net of tax	4	(100)	(383)	(466)
Extraordinary items, net of tax		0	7	18
Cumulative effect of accounting changes, net of tax		(6)	(566)	60

Net income/(loss)		5,628	770	(4,448)

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	30	4.90	1.45	(3.52)
Income/(loss) from discontinued operations, net of tax	30	(0.09)	(0.33)	(0.40)
Extraordinary items, net of tax	30	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	30	(0.01)	(0.49)	0.05

Net income/(loss) available for common shares	30	4.80	0.64	(3.85)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	30	4.83	1.43	(3.52)
Income/(loss) from discontinued operations, net of tax	30	(0.08)	(0.33)	(0.40)
Extraordinary items, net of tax	30	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	30	0.00	(0.48)	0.05

Net income/(loss) available for common shares	30	4.75	0.63	(3.85)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets

December 31, in CHF m	Reference to notes	2004	2003

Assets
Cash and due from banks		25,648	24,799
Interest-bearing deposits with banks		4,947	2,992
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	10	267,169	257,083
Securities received as collateral		20,289	15,151
Trading assets (of which CHF 110,047 m and CHF 103,286 m encumbered)	7	346,469	297,778
Investment securities (of which CHF 2,346 m and CHF 857m encumbered)	11	100,365	105,807
Other investments	12	13,288	7,894
Real estate held for investment	13	8,970	9,148
Loans, net of allowance for loan losses of CHF 3,038 m and CHF 4,646 m	14	184,399	177,179
Premises and equipment	15	7,231	7,819
Goodwill	16	11,564	12,325
Intangible assets	17	3,689	4,056
Assets held for separate accounts		4,490	3,991
Other assets (of which CHF 4,785 m and CHF 2,644 m encumbered)	19	90,966	78,286
Discontinued operations - assets		1	0

Total assets		1,089,485	1,004,308

Liabilities and shareholders' equity
Deposits	22	299,341	261,989
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10	239,724	236,847
Obligation to return securities received as collateral		20,289	15,151
Trading liabilities	7	150,130	156,331
Short-term borrowings		15,343	11,497
Provisions from the insurance business	23	137,161	130,537
Long-term debt	26	106,261	89,697
Liabilities held for separate accounts		4,489	3,987
Other liabilities	27	74,295	61,300
Discontinued operations - liabilities		1	24

Preferred securities		0	2,214
Minority interests		6,178	743

Total liabilities		1,053,212	970,317

Common shares		607	1,195
Additional paid-in capital		23,435	23,586
Retained earnings		20,501	14,873
Treasury shares, at cost		(4,547)	(3,144)
Accumulated other comprehensive income/(loss)	29	(3,723)	(2,519)

Total shareholders' equity		36,273	33,991

Total liabilities and shareholders' equity		1,089,485	1,004,308

Commitments and contingencies refer to notes 31, 37 and 45.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in shareholders’ equity

in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income/ (loss)	Total

Balance December 31, 2001	1,120,723,235		3,590	25,080	18,986	(6,258)	2,663	44,061

Net income	–		–	–	(4,448)	–	–	(4,448)
Other comprehensive income/(loss), net of tax	–		–	–	–	–	(3,919)	(3,919)
Issuance of common shares	1,011,909		2	26	–	–	–	28
Cancellation of repurchased shares	(7,730,000)		(23)	(69)	(450)	–	–	(542)
Issuance of treasury shares	141,837,418		–	(482)	–	4,884	–	4,402
Repurchase of treasury shares	(163,895,110)		–	–	–	(4,811)	–	(4,811)
Share-based compensation	24,110,853		–	(147)	–	1,798	–	1,651
Net premium/discount on treasury share and own share derivative activity	–		–	9	–	–	–	9
Repayment out of share capital (CHF 2.00 per share)	–		(2,379)	–	–	–	–	(2,379)
Cash dividends paid	–		–	–	126	–	–	126

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)	(1,256)	34,178

Net income			–	–	770	–	–	770
Other comprehensive income/(loss), net of tax			–	–	–	–	(1,263)	(1,263)
Issuance of common shares	5,114,194		5	14	–	–	–	19
Issuance of treasury shares	182,622,865		–	–	–	6,913	–	6,913
Repurchase of treasury shares	(191,245,719)		–	–	–	(7,009)	–	(7,009)
Share-based compensation	17,813,303		–	(844)	–	1,339	–	495
Net premium/discount on treasury share and own share derivative activity	–		–	(1)	–	–	–	(1)
Cash dividends paid	–		–	–	(111)	–	–	(111)

Balance December 31, 2003	1,130,362,948	1)	1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income	–		–	–	5,628	–	–	5,628
Other comprehensive income/(loss), net of tax	–		–	–	–	–	(1,204)	(1,204)
Issuance of common shares	18,900,303		11	65	–	–	–	76
Issuance of treasury shares	343,821,036		–	(34)	–	15,245	–	15,211
Repurchase of treasury shares	(403,834,466)		–	–	–	(17,950)	–	(17,950)
Share-based compensation	21,569,660		–	(220)	–	1,302	–	1,082
Repayment out of share capital 2)	–		(599)	8	–	–	–	(591)
Other	–		–	30	–	–	–	30

Balance December 31, 2004	1,110,819,481	3)	607	23,435	20,501	(4,547)	(3,723)	36,273

1) At par value CHF 1.00 each, fully paid, net of 64,642,966 treasury shares. In addition to the treasury shares, a maximum of 272,718,007 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
3) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income

Year ended December 31, in CHF m	2004	2003	2002

Net income/(loss)	5,628	770	(4,448)
Other comprehensive income/(loss)	(1,204)	(1,263)	(3,919)

Comprehensive income/(loss)	4,424	(493)	(8,367)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows

Year ended December 31, in CHF m	2004	2003	2002

Operating activities of continuing operations
Net income/(loss)	5,628	770	(4,448)
(Income)/loss from discontinued operations, net of tax	100	383	466

Income/(loss) from continuing operations	5,728	1,153	(3,982)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	2,026	4,428	3,104
Provision for credit losses	78	600	2,822
Deferred tax provision	(73)	(659)	(644)
Restructuring charges	85	107	43
Change in technical provisions from the insurance business	6,894	5,803	1,949
(Gain)/loss from investment securities	(1,156)	(1,534)	4,224
Share of net income from equity method investments	(199)	(45)	106
Cumulative effect of accounting changes, net of tax	6	566	(60)
Receivables from the insurance business	1,296	294	(901)
Payables from the insurance business	(1,832)	1,116	1,342
Trading assets and liabilities	(52,153)	(9,618)	34,503
Deferred policy acquisition costs	(461)	(178)	(521)
(Increase)/decrease in accrued interest, fees receivable and other assets	(25,656)	(19,597)	(4,281)
Increase/(decrease) in accrued expenses and other liabilities	17,840	(7,844)	(15,656)
Other, net	288	2,193	235

Total adjustments	(53,017)	(24,368)	26,265

Net cash provided by/(used in) operating activities of continuing operations	(47,289)	(23,215)	22,283

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(2,289)	(6,969)	(14,657)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(30,021)	(9,804)	(28,265)
Purchase of investment securities	(52,960)	(117,687)	(140,596)
Proceeds from sale of investment securities	36,673	55,277	60,927
Maturities of investment securities	20,890	46,637	78,881
Investments in subsidiaries and other investments	(4,571)	(3,368)	(7,761)
Proceeds from sale of other investments	4,280	2,884	1,141
(Increase)/decrease in loans	(16,932)	(4,777)	(8,378)
Proceeds from sales of loans	5,319	5,660	2,151
Capital expenditures for premises and equipment and intangible assets	(994)	(883)	(1,365)
Proceeds from sale of premises and equipment and intangible assets	81	240	290
Other, net	(191)	(520)	298

Net cash provided by/(used in) investing activities of continuing operations	(40,715)	(33,310)	(57,334)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)

Year ended December 31, in CHF m	2004	2003	2002

Financing activities of continuing operations
Increase/(decrease) in deposits	46,354	46,886	1,811
Increase/(decrease) in short-term borrowings	3,249	(677)	155
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,163	4,107	13,397
Issuances of long-term debt	43,087	23,782	39,499
Repayments of long-term debt	(17,007)	(26,255)	(31,564)
Issuances of common shares	76	19	28
Issuances of treasury shares	15,211	6,913	4,402
Repurchase of treasury shares	(17,950)	(7,009)	(4,811)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(609)	(273)	(2,437)
Other, net	(2,168)	733	548

Net cash provided by/(used in) financing activities of continuing operations	91,406	48,226	21,028

Effect of exchange rate changes on cash and due from banks	(2,515)	(2,582)	827

Discontinued operations
Net cash provided by discontinued operations	(122)	(396)	(1,070)
Proceeds from sale of stock by subsidiaries	84	7,615	235

Net increase/(decrease) in cash and due from banks	849	(3,662)	(14,031)

Cash and due from banks at beginning of financial year	24,799	28,461	42,492

Cash and due from banks at end of financial year	25,648	24,799	28,461

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	1,662	1,176	1,409
Cash paid during the year for interest	18,905	16,730	20,922

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	161	573	767
Fair value of liabilities assumed	(76)	(472)	(204)

Assets and liabilities sold in business divestitures
Assets sold	(1,002)	(41,600)	(1,310)
Liabilities sold	904	34,164	1,137

 The accompanying notes to the consolidated financial statements are an integral part of these statements.

1 Summary of significant accounting policies

The accompanying consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net income or shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (FIN 46), as revised. The effects of intercompany transactions and balances have been eliminated.

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

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in Accumulated other comprehensive income/(loss) (AOCI) within Shareholders’ equity .

Cash and cash equivalents

Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less and that are held for cash management purposes.

Reverse repurchase and repurchase agreements

Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in Trading assets or Investment securities . Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in Interest and dividend income and Interest expense , respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing (SLB) transactions

Securities borrowed and securities loaned that are cash-collateralized are included in the balance sheet at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense , respectively, on an accrual basis.

Trading assets and liabilities

Trading assets and liabilities include debt and equity securities, derivative instruments, loans and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item. Regular-way security transactions are recorded on a trade date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms’ length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used when available to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of premium/discount arising at acquisition of debt securities, are recorded in Trading revenues . Interest from debt securities and dividends on equity securities are recorded in Interest and dividend income .

Derivatives

All freestanding derivative contracts are carried at fair value in the balance sheet regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, the embedded feature will be accounted for separately at fair value, with changes in fair value recorded in the statement of income. Once separated, the derivative is recorded in the same line in the consolidated balance sheet as the host instrument.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Changes in realized and unrealized gains and losses and interest flows are included in Trading revenues . Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as other assets or other liabilities and hedge accounting is applied.

The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction. Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains evident at the inception of the contracts so that no gain is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Where hedge accounting is applied, the Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Group discontinues hedge accounting prospectively in the following circumstances:

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

For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. Hedge ineffectiveness is separately recorded in Trading revenues .

When the Group discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the statement of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI . These amounts are reclassified into the statement of income when the variable cash flow from the hedged item impacts earnings (e.g. when periodic settlements on a variable rate asset or liability are recorded in the statement of income or when the hedged item is disposed of). Hedge ineffectiveness is recorded in Trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the statement of income in the same period or periods during which the formerly hedged transaction is reported in the statement of income. When the Group discontinues hedge accounting because it is no longer probable that a forecasted transaction will occur within the required time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the statement of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI , to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in Trading revenues . The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI , to the extent the hedge is effective.

Investment securities

Investment securities include debt securities classified as held-to-maturity, and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade date basis.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI within Shareholders’ equity . Amounts reported in AOCI are net of income taxes and in the insurance businesses, adjustments to insurance policyholder liabilities and deferred acquisition costs and present value of future profits (shadow adjustments).

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in market interest rates to the extent the Group has the intent and ability to hold the debt security to maturity.

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

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Group’s subsidiaries that are considered investment companies or broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the statement of income. Non-marketable equity securities held in the insurance business are carried at fair value with changes in fair value recorded in AOCI within Shareholders’ equity . The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

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

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans where a specifically identified loss has been included in the specific component of the allowance for loan losses. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities . Changes in the estimated calculation of losses are recorded in the statement of income in Provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of future cash flows. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect the amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, the Group continues to accrue interest for collection purposes; however, a provision is recorded resulting in no income recognition. In addition, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the statement of income. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established for any shortfall between the estimated net recoverable amount and the principal balance.

A loan can be further downgraded to noninterest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance net of provisions previously recorded is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously charged-off are recorded based on the cash or estimated fair market value of other amounts received.

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

Interest collected on non-performing loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate. Interest collected on noninterest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

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

Real estate, premises and equipment

Real estate is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful life, generally three to five years.

The Group capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Group reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment , and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized.

Present value of future profits

The present value of future profits (PVFP) is the actuarially determined present value of anticipated profits to be realized from life and health insurance in force at the date of the Group’s acquisition of insurance businesses. Interest accrues on PVFP based upon the earned rate or credited rate. PVFP is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Expected future profits used in determining PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, policy surrenders, operating expenses and yields on assets supporting policy liabilities, as well as other factors. The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, PVFP is adjusted for the impact on estimated gross margins and profits of net unrealized gains and losses on securities. Amortization of PVFP is recorded in Insurance underwriting, acquisition and administration expenses .

Recognition of impairment losses on tangible fixed assets and other intangible assets

The Group evaluates Premises and equipment and Other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or is greater than its fair value. An impairment loss is deemed to have occurred if the carrying value of a tangible fixed or intangible asset exceeds its implied fair value. Reversals of previously recorded impairment losses are prohibited.

In the insurance business, PVFP is periodically evaluated for recoverability. If the present value of future gross margins/profits from the insurance business acquired is insufficient to recover PVFP, the difference is charged to expense as a write-down of the PVFP.

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

Assets and liabilities held for separate accounts

Assets and liabilities held for separate accounts are maintained separately for non-traditional life products designed to meet the specific investment objectives of policyholders. Separate accounts include investments for the benefit of life insurance policyholders who bear the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. These separate accounts are carried at fair value. The assets are legally segregated. Net revenues from the separate account business are included in Other revenues . In some countries, contracts offer additional guaranteed benefits. Provisions for such guarantees are recorded in Provisions from the insurance business .

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

Deferred policy acquisition costs

Policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs. Acquisition costs that vary with and are directly related to the acquisition of insurance contracts are deferred to the extent they are deemed recoverable from future profits on the related contracts. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. When deferred policy acquisition costs (DAC) is not considered recoverable, it is written off to income and, if required, a premium deficiencies reserve is established by a charge to income.

DAC on participating traditional life products are amortized over the life of the insurance contracts in proportion to the estimated gross margins. DAC on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policyholder benefits. DAC on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of DAC for revisions to estimated gross margins or profits for all insurance contracts is reflected in the current period. DAC related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits of net unrealized gains and losses on securities. DAC for non-life products are amortized over the periods in which the premiums are earned. Amortization of DAC is recorded in Insurance underwriting, acquisition and administration expenses.

Reinsurance recoverables

Reinsurance recoverables include the balances due from reinsurance agreements for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future policy benefits and benefits paid and unpaid.

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

The provision for future policyholder benefits also includes liabilities for non-traditional life products for which the assets cannot be legally segregated. The provision is equal to the account value, which represents premiums received and the allocated investment return credited to the policy less deductions for mortality costs and expense charges.

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

From 2003 onwards, provisions for future policyholder benefits also include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to life products, where the investment risk is borne by the policyholder, annuitization options as well as sales inducements; such liabilities are calculated based on contractual obligations using actuarial assumptions. An additional liability for annuitization benefits is accrued over the period of the contract. The liability is calculated as the difference between the present value of expected annuitization payments using the current annuity conversion rate and the expected account balance at the expected annuitization date multiplied by the proportion of assessments made to expected total assessments. Contractually agreed sales inducements to policyholders include persistency bonuses and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

Provision for unearned revenue liability

The unearned revenue liability represents prepaid fees, which are deferred and recognized in proportion to the estimated gross profits over the life of the contract and are recorded in Other revenues . These deferred fees are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

Provision for death and other benefits

Provisions for death and other benefits represents amounts due on life and accident and health claims that have been incurred as of the balance sheet date but have not yet been paid. This includes claims incurred but not reported (IBNR) and loss adjustment expenses. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim provisions.

Provision for future dividends to policyholders

Dividends on participating traditional life products are accrued when earned and computed in accordance with local statutory or contractual requirements. The provision for future dividends to policyholder also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between the consolidated financial statements and the local statutory financial statements that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for future policyholder dividends to policyholders is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Provision for unpaid losses and loss adjustment expenses

Losses and loss adjustment expenses (LAE) are recorded as incurred. Provisions for unpaid losses comprise estimates of the unpaid portion of the reported losses and estimates of the amount of losses IBNR to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain provisions for unpaid losses and LAE for which the payment pattern and the ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the long-term risk free rate.

Reinsurance

Contracts providing for indemnification against loss or liability relating to insurance risk are accounted for as reinsurance. Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits. Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Other liabilities

Guarantees

In cases where the Group acts as a guarantor, the Group recognizes in Other liabilities , at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including our ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits

The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post retirement benefit plans. The measurement date used by the Group to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations that require significant judgment and estimate on behalf of Group management. The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy. The expected rate of return for insured plans is determined based on the guaranteed interest on the insurance contract plus an estimate of the expected participation of the pension fund in the investment returns of the insurer in excess of the minimal contractual interest rate. The discount rate is determined based upon either high-quality, fixed-income corporate bonds or government bonds adjusted by a premium to reflect the additional risk for corporate bonds. Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs.

Unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets as well as unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Group recognizes an additional minimum liability at each measurement date for the excess of the accumulated benefit obligation over the fair value of plan assets as an intangible asset to the extent there are unrecognized prior service costs with any remaining difference, net of tax, being reflected in AOCI.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, for shares granted as compensation in relation to the annual bonus that vested immediately upon grant, compensation expense was recognized in the applicable performance year in which the award was earned. For shares granted as retention incentive awards, compensation expense was recognized over the required service period on a straight-line basis. For all share awards granted, compensation expense was measured based on the number of shares granted and the current market value of the share at the date of grant. No compensation expense was generally recognized for share options because they were granted with an exercise price greater than or equal to the market price at the date of grant.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. The fair value of the share awards is based on the current market value of the share at the date of grant and the fair value of share options is determined using a standard option-pricing model. The financial and market assumptions used in the option-pricing model are based on the best information available to management at the date of grant and different variations of these assumptions could result in different fair value estimates. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The Group has certain option plans outstanding, primarily related to the years 1999 and prior, which include a cash settlement feature. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.
Year ended December 31, in CHF m, except the per share amounts	2004	2003	2002

Net income/(loss) - as reported	5,628	770	(4,448)
Add: share-based compensation expense included in reported net income/(loss), net of related tax effects	702	740	1,040
Deduct: total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(702)	(761)	(1,557)

Net income/(loss) - pro forma	5,628	749	(4,965)

Net income/(loss) available for common shares for basic EPS - pro forma	5,455	727	(4,965)

Net income/(loss) available for common shares for diluted EPS - pro forma	5,744	727	(4,965)

Basic earnings/(loss) per share - as reported	4.80	0.64	(3.85)
Basic earnings/(loss) per share - pro forma	4.80	0.62	(4.30)

Diluted earnings/(loss) per share - as reported	4.75	0.63	(3.85)
Diluted earnings/(loss) per share - pro forma	4.75	0.62	(4.30)

Own shares and own bonds

The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as Treasury shares , resulting in a reduction to Shareholders’ equity . Derivatives on own shares are recorded as assets or liabilities. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in Shareholders’ equity are excluded from the statement of income. Purchases of own bonds are recorded as an extinguishment of debt.

Commissions and fees

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period, respectively, that the related service is provided. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed, as long as there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

NET Insurance premiums earned

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

other revenues

Other revenues include fees and net revenues from deposit business. Net revenues from deposit business represent the revenue from non-traditional life insurance contracts used to cover the costs and the insurance risks of the underlying policies.

2 Recently issued accounting standards

Recently adopted standards

On July 16, 2004, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In March 2004, the EITF released Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No.128 (EITF 03-6). In EITF 03-6, the FASB staff clarifies that securities which may participate in dividends and that are convertible into common stock should be included in the determination of earnings per share. The adoption of EITF 03-6 requires that our Mandatory Convertible Securities be considered in the calculation. As a result, basic earnings per share have been restated for all periods affected by the requirements of EITF 03-6.

In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R). The new disclosure requirements apply to the Group’s domestic (Swiss) plans for 2003. SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R is effective for financial statements with fiscal years ending after December 15, 2003, and the interim disclosures are required for periods beginning after December 15, 2003. The Group has adopted the new disclosure requirements of SFAS 132R. See note 34 for additional information.

In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments, which also discussed the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115 (EITF 03-1). The Group has adopted the new disclosure requirements of EITF 03-1. See note 11 and 12 for additional information.

In July 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The most significant accounting implications of SOP 03-1 for the Group are as follows: (1) for contracts containing an annuitization benefit option contract feature, an additional liability is established, if a provision for such a contract feature is not required under other applicable accounting standards and if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date; (2) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities, when specified criteria are not met; (3) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (4) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (5) recognizing contract holder liabilities for persistency bonuses and other sales inducements; and (6) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period. The Group early adopted SOP 03-1 as of January 1, 2003. The effect of initially adopting SOP 03-1 is reported as a cumulative effect of a change in accounting principle in the 2003 results of operations in the amount of CHF 530 million, net of taxes. This charge is caused primarily by the impact of establishing additional liabilities for certain group pension and individual life insurance contracts with annuitization options, reclassifying certain separate account assets to the general account and applying the respective valuation principles, establishing liabilities for sales inducements and increasing reserves for guaranteed minimum death benefits.

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

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003, and that the Group has determined to contain a financing element at inception and where the Group is deemed the borrower, are now included as a separate component within Cash flows from financing activities . Prior to July 1, 2003, these derivative instruments were included within Cash flows from operating activities . The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Group’s adoption of FIN 46 was an after-tax loss of CHF 15 million reported separately in the Consolidated statement of income as the Cumulative effect of accounting changes, net of tax. The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIE at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated statement of financial condition and the amount of previously recognized interest represents the cumulative effect. As a result of the adoption of FIN 46R as of March 31, 2004, the Group consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46R is reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 6 million. In addition, the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. See note 39 for additional information regarding VIEs.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002, about its obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Group’s financial position, results of operations or cash flows. See note 37 for more information on the Group’s guarantees under FIN 45.

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

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement became effective for fiscal year 2003. The adoption of SFAS 145 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Group adopted the standard on January 1, 2002. SFAS 144 requires all long-lived assets to be disposed of and discontinued operations to be measured at the lower of the carrying amount or fair value less costs to sell. SFAS 144 establishes additional criteria for determining when a long-lived asset is held-for-sale. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted. Other than the presentation of discontinued operations in the statement of income, and the classification of related assets and liabilities as held-for-sale in the consolidated balance sheets, the adoption of SFAS 144 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The statement became effective for fiscal years beginning after June 15, 2002. The effect of initially adopting SFAS 143 is reported as a cumulative effect of a change in accounting principle in the 2003 results of operations as an after-tax loss of CHF 21 million.

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

Standards to be adopted in future periods

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed in note 1. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to prior reporting periods. The Group has chosen to early adopt the new standard as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Group are as follows: (i) Inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005, to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) Recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The effect of this change has been quantified and will not have a material impact on the Group’s 2005 net income; (iii) Adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which becomes effective for financial statements for fiscal years beginning after June 15, 2005. According to Accounting Principles Board Opinion No. 29 (APB 29), exchanges of nonmonetary assets are generally measured based on the fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, which were exchanged at carrying values, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

3 Business developments and subsequent events

The Group’s significant divestitures and acquisitions for the years ended December 31, 2004, 2003 and 2002 are discussed below.

Divestitures

In December 2004, Credit Suisse Group agreed to sell its 19.9% stake in the private equity activities of Warburg Pincus, which it acquired in July 1999. The investment was repurchased by Warburg Pincus with effect from January 1, 2005. In connection with this transaction, the Group recorded a pre-tax loss of CHF 157 million, which comprises a CHF 32 million loss compared to carrying value at the time of sale, and a foreign exchange loss of CHF 125 million already recognized earlier as a reduction to equity.

Effective November 22, 2004, Winterthur finalized the divestiture of one of its two Canadian operations, L’Unique Compagnie d’Assurances Générales, based in Quebec, to La Capitale Assurances Générales, Inc. The sale price, which was paid in cash, was CHF 46 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 7 million.

Effective August 11, 2004, the Group’s Belgian operations finalized the divestiture of the Dutch branch of its subsidiary, Les Assurés Réunis (LAR), to DAS Legal assistance. Both parties to the transaction agreed not to disclose the price and conditions of the sale.

Effective July 8, 2004, Winterthur finalized the divestiture of its French non -life subsidiary Rhodia Assurances S.A (Rhodia) to April Group. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 32 million.

Effective July 1, 2004, Winterthur finalized the divestiture of its Life & Pensions subsidiary Personal Pension Management Limited (PPML), a wholly owned subsidiary of Winterthur Life UK, to the Capita Group Plc. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 11 million.

Effective September 1, 2003, the Group finalized the sale of Churchill Insurance Group, plc (Churchill), its UK non-life insurance operations, to the Royal Bank of Scotland. Cash consideration of CHF 2.4 billion was received. In connection with this transaction, the Group recorded a pre-tax loss of CHF 291 million.

Effective August 27, 2003, the Group finalized the sale of Republic Financial Services, Inc. formerly part of Winterthur’s US non-life insurance operations, to a US investor group led by Wand Partners Inc. The sale price was CHF 167 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 125 million.

Effective August 26, 2003, the Group finalized the sale of Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A., its Italian insurance operations, to Unipol Assicurazioni SpA. The sale price was CHF 2.3 billion. In connection with this transaction, the Group recorded a pre-tax gain of CHF 190 million.

Effective May 1, 2003, the Group sold Credit Suisse First Boston’s clearing and execution platform, Pershing LLC, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the Group recognized a pre-tax loss of CHF 275 million, of which CHF 246 million was recorded in 2002 and CHF 29 million was recorded in 2003.

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

The Group sold Winterthur’s large corporate risks insurance operations (Winterthur International) to XL Capital Ltd. (XL) in 2001 for an initial cash consideration of CHF 730 million. The sale price was subject to final determination in December 2003, agreement was reached with XL on the final sale price, which resulted in the return of CHF 93 million of the purchase price to XL and an overall loss on the sale of CHF 50 million. The sale is subject to additional indemnification provisions.

Contingencies with respect to significant indemnification provisions provided by the Group are discussed in note 37.

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

Subsequent events

There were no material events subsequent to December 31, 2004, that would require disclosure or adjustment to the financial statements.

4 Discontinued operations

The results of operations of entities disposed of or classified as held-for-sale were reported as Discontinued operations in the consolidated statement of income for all years presented.

The Group presents the assets and liabilities of entities classified as held-for-sale as Discontinued operations – assets and Discontinued operations – liabilities , respectively, in the consolidated balance sheets. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made and prior periods are not reclassified.

The following table summarizes the results of discontinued operations, including gains and losses on sales:
Year ended December 31, in CHF m	2004	2003		2002

Total revenues	78	5,442		7,870
Total expenses	(71)	(5,477)	1)	(7,805)

Income/(loss) before taxes from discontinued operations	7	(35)		65

Gain/(loss) on disposal of stock	(139)	(234)		(526)
Income tax expense/(benefit)	(32)	114		5

Income/(loss) from discontinued operations, net of tax	(100)	(383)		(466)

1) Including charges from indemnification provisions.

5 Segment information

Overview

Credit Suisse Group is a global financial services company domiciled in Zurich, Switzerland. The Group’s activities are divided into three main business units, described below, and the Corporate Center. The business units are further divided into six operating segments, detailed below. The Corporate Center performs typical parent company functions such as internal audit, group communications, accounting and financial reporting, tax, investor relations, capital and liquidity management, corporate development, legal and compliance and risk management. The Corporate Center accounts include parent company operations and certain centrally managed investments and functions. Corporate Center costs and revenues attributable to operating other Group-wide businesses have been allocated to the respective segments. The Corporate Center accounts also include expenses for projects sponsored by the Group, as well as consolidation adjustments. As of December 31, 2004, the Group’s reportable operating segments were as discussed below.

The Credit Suisse business unit operates through two segments:

– Private Banking , providing high-net-worth clients in Switzerland and in numerous other markets around the world with wealth management products and services.

– Corporate & Retail Banking , offering banking products and services to corporate and retail clients in Switzerland.

The Credit Suisse First Boston business unit operates through two segments:

– Institutional Securities, providing financial advisory and capital raising services and sales and trading for global users and suppliers.

– Wealth & Asset Management, offering international asset management services to institutional, mutual fund and private investors, making private equity investments and managing private equity funds, and providing financial advisory services to high-net-worth individuals and corporate investors.

The Winterthur business unit operates through two segments:

– Life & Pensions , offering life insurance products through multiple distribution channels to private and corporate clients in Switzerland and selected markets in Europe and Asia.

– Non-Life , providing non-life insurance products to private and small and medium-sized corporate clients in Switzerland, North America and certain markets in Europe.

On January 1, 2004, Credit Suisse Group changed the basis for its financial statements from Swiss GAAP to US GAAP and prior year financial statements were restated to US GAAP. Accordingly, segment information for the year ended December 31, 2004 is on a US GAAP basis and prior periods have been restated to conform to the current year basis.

Segment reporting

Inter-segment revenue sharing and cost allocation

Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The costs of shared services and their related allocations are added to, or deducted from, Other expenses for the respective segments.

The aim of the revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions. Where this is not possible, the agreements are negotiated by the affected segments.

Taxes

Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis. The difference between these average tax rates and our actual consolidated tax expense results in an adjustment to taxes at the Corporate Center.

The following table presents selected line items relating to the Group’s operating segments and the Corporate Center:
in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities		Wealth & Asset Management		Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

2002
Net revenues	6,012	2,663	14,326		3,038		12,707	9,731	(1,232)	47,245
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,611	(405)	(2,191)		73		(1,218)	(1,317)	(787)	(4,234)
Net income/(loss)	1,181	(294)	(1,032)		(477)		(1,928)	(1,099)	(799)	(4,448)

2003
Net revenues	6,499	3,293	12,190		2,990		15,948	11,172	(739)	51,353
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,482	750	1,544		243		(2,272)	(472)	(464)	1,811
Net income/(loss)	1,936	586	892		233		(2,035)	(374)	(468)	770
Total assets 5)	174,934	98,468	644,375		7,418		163,028		(83,915)	1,004,308

2004
Net revenues	7,170	3,348	13,120	1)	4,202	2)	15,166	11,860	(852)	54,014
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,033	1,175	1,780	3)	1,663	4)	704	318	(371)	8,302
Net income/(loss)	2,473	901	1,313		530		522	206	(317)	5,628
Total assets 5)	188,697	99,469	707,918	6)	12,664	7)	165,275		(84,538)	1,089,485

1) Including CHF 128 million in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
2) Including CHF 960 million in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
3) Including CHF 123 million in minority interest revenues/expenses relating to the FIN 46R consolidation of certain private equity funds.
4) Including CHF 949 million in minority interest revenues/expenses relating to the FIN 46R consolidation of certain private equity funds.
5) Segment split for Life & Pensions and Non-Life not available.
6) Includes total assets in VIEs of CHF 8,928 million as of December 31, 2004, which were consolidated under FIN 46R.
7) Includes total assets in VIEs of CHF 2,632 million as of December 31, 2004, which were consolidated under FIN 46R.
Segment reporting by geographic location

The following table sets forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Year ended December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total

2002
Net revenues	19,322	15,227	10,302	2,394	47,245
Total expenses 1)	(21,947)	(13,914)	(13,257)	(2,361)	(51,479)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(2,625)	1,313	(2,955)	33	(4,234)

2003
Net revenues	20,186	20,220	8,657	2,290	51,353
Total expenses 1)	(20,947)	(17,257)	(9,264)	(2,074)	(49,542)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(761)	2,963	(607)	216	1,811

2004
Net revenues	20,381	18,434	12,594	2,605	54,014
Total expenses 1)	(18,263)	(16,214)	(9,060)	(2,175)	(45,712)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,118	2,220	3,534	430	8,302

1) Includes total benefits, claims and credit losses and total operating expenses.

The following table sets forth details of assets by geographic location. The analysis of premises and equipment is based on the location of the reporting entities, whereas the analysis of total assets reflects the customers’ domicile.

December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total

2003
Premises and equipment	4,531	2,152	1,004	132	7,819
Total assets	188,733	358,511	376,484	80,580	1,004,308

2004
Premises and equipment	4,279	1,978	833	141	7,231
Total assets	226,487	363,486	403,233	96,279	1,089,485

6 Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:
Year ended December 31, in CHF m	2004	2003	2002

Interest income on loans	6,030	6,834	7,394
Interest income on investment securities	3,773	3,940	3,392
Dividend income from investment securities	162	198	469
Interest and dividend income on trading assets	12,565	10,775	10,997
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	6,737	5,252	7,750
Other	1,706	1,360	2,194

Total interest and dividend income	30,973	28,359	32,196

Interest expense on deposits	(4,035)	(3,404)	(4,386)
Interest expense on short-term borrowings	(244)	(339)	(239)
Interest expense on trading liabilities	(5,264)	(4,829)	(4,328)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,888)	(4,655)	(7,505)
Interest expense on long-term debt	(2,974)	(2,808)	(4,239)
Other	(602)	(602)	(494)

Total interest expense	(19,007)	(16,637)	(21,191)

Net interest income	11,966	11,722	11,005

7 Trading activities

The following table sets forth the details of trading-related revenues:
Year ended December 31, in CHF m	2004	2003	2002

Interest rate products	484	353	842
Equity/index-related products	2,763	2,361	806
Foreign exchange products	1,384	964	859
Other	(72)	(150)	936

Trading revenues	4,559	3,528	3,443

Interest and dividend income on trading assets	12,565	10,775	10,997
Interest expense on trading liabilities	(5,264)	(4,829)	(4,328)

Trading interest income, net	7,301	5,946	6,669

Total trading-related revenues	11,860	9,474	10,112

The following table summarizes the details of trading assets and liabilities:
December 31, in CHF m	2004	2003

Trading assets
Debt securities	176,493	163,391
Equity securities	99,388	67,004
Positive replacement values of derivative trading positions	52,447	51,842
Other	18,141	15,541

Total trading assets	346,469	297,778

Trading liabilities
Short positions	92,401	98,424
Negative replacement values of derivative trading positions	57,729	57,907

Total trading liabilities	150,130	156,331

8 Noninterest revenues and expenses

The following table sets forth the details of commissions and fees:
Year ended December 31, in CHF m	2004	2003	2002

Commissions from lending business	1,029	865	892

Investment and portfolio management fees	4,479	3,935	4,728
Commissions for other securities business	166	202	224

Commissions and fees from fiduciary activities	4,645	4,137	4,952

Underwriting fees	2,493	2,541	3,041
Brokerage fees	3,364	3,093	3,816

Commissions, brokerage, securities underwriting and other securities activities	5,857	5,634	6,857

Fees for other customer services	2,046	2,281	2,615

Commissions and fees	13,577	12,917	15,316

The following table sets forth the details of other revenues:
Year ended December 31, in CHF m	2004	2003	2002

Gains/(losses) from loans held-for-sale	(27)	(104)	(199)
Gains/(losses) from long-lived assets held-for-sale	153	(21)	(31)
Income/(loss) from equity method investments	217	38	(183)
Gains/(losses) from other investments	1,935	366	(641)
Business classified as deposit accounting 1)	(1,068)	(1,138)	(15)
Other	672	803	560

Other revenues	1,882	(56)	(509)

1) This line represents the sum of premiums, benefits and change in provisions for future policyholder benefits from the insurance business which has to be classified as deposit accounting. The change in provisions for future policyholder benefits includes a credited investment income as a charge but the corresponding investment revenues are part of net interest income, trading revenues and realized gains/losses from investment securities. Additionally, effective January 1, 2003, upon adoption of SOP 03-1, the assets and liabilities related to certain separate account products were required to be accounted for as general account assets and liabilities, due to certain criteria not being met. As a result, the investment revenues for certain unit-linked policies are included in trading revenue, while the investment credited to the policyholder is recorded in other revenues as a charge, which explains the large difference between 2002 and 2003.

The following table sets forth the details of policyholder benefits, claims and dividends:
Year ended December 31, in CHF m	2004	2003	2002

Policyholder benefits and claims	19,730	20,543	21,187
Dividends to policyholders	1,281	2,258	(1,996)

Policyholder benefits, claims and dividends	21,011	22,801	19,191

The following table sets forth the details of banking compensation and benefits:
Year ended December 31, in CHF m	2004	2003	2002

Salaries and bonuses	10,753	9,721	11,851
Social security	740	669	679
Other	458	652	965

Banking compensation and benefits	11,951	11,042	13,495

The following table sets forth the details of other expenses:
Year ended December 31, in CHF m	2004	2003	2002

Occupancy expenses	834	848	988
IT, machinery, etc.	504	475	573
Depreciation expenses	1,026	1,346	1,597
Amortization and impairment of other intangible assets	57	353	93
Provisions and losses	311	484	1,374
Commission expenses	1,853	1,580	1,836
Travel and entertainment	481	411	543
Professional services	1,666	1,578	1,960
Other	1,665	1,875	2,104

Other expenses	8,397	8,950	11,068

9 Insurance premiums, claims and related reinsurance

The following table sets forth insurance premiums, claims and related reinsurance for Life & Pensions and Non-Life:
December 31, in CHF m	2004	2003	2002

Life & Pensions
Direct	10,272	11,418	12,027
Assumed	26	76	241
Ceded	(54)	(83)	(33)

Net premiums written	10,244	11,411	12,235

Direct	10,269	11,416	12,023
Assumed	20	71	203
Ceded	(54)	(83)	(34)

Net premiums earned	10,235	11,404	12,192

Direct	(11,806)	(12,815)	(13,104)
Assumed	(25)	(58)	(382)
Ceded	40	45	4

Death and other benefits incurred	(11,791)	(12,828)	(13,482)

Non-Life
Direct	11,036	10,751	10,359
Assumed	58	107	190
Ceded	(380)	(438)	(330)

Net premiums written	10,714	10,420	10,219

Direct	10,956	10,619	10,173
Assumed	61	129	173
Ceded	(378)	(444)	(343)

Net premiums earned	10,639	10,304	10,003

Direct	(7,876)	(7,984)	(8,037)
Assumed	(206)	99	(275)
Ceded	143	170	607

Claims and annuities incurred	(7,939)	(7,715)	(7,705)

Reinsurance

The Group’s Life & Pensions and Non-Life insurance subsidiaries cede some of their insurance risks to third parties in order to provide greater diversification of their businesses, to provide additional capacity for future growth, to implement business sharing arrangements, to protect against catastrophic events and to limit the potential for losses arising from large risks.

The reinsurance arrangements do not relieve the Group of its direct obligation to its policyholders. Hence, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance arrangements. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to reinsurers to minimize its exposure to significant losses from reinsurers’ insolvencies. The Group’s current policy is generally to place its reinsurance with companies rated “A” or better by Standard & Poor’s. A balance sheet provision has been recorded for estimated unrecoverable reinsurance of CHF 12 million and CHF 6 million as of December 31, 2004 and 2003, respectively. In addition, certain reinsurance purchased on behalf of the Group by H.S. Weavers is uncollectible. However, uncollectible reinsurance on the H.S. Weavers business is covered by the retroactive reinsurance agreement discussed below. In addition, the Group’s policy is generally to hold collateral in the form of cash, securities and letters of credit as under the related reinsurance agreements. Concentrations with individual reinsurers are not material to the Group and the Group is not substantially dependent upon any individual reinsurance arrangements.

Life & PenSIONS reinsurance

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

Non-life reinsurance

The Group has a global catastrophe reinsurance protection program providing coverage for losses arising from any one incident in excess of CHF 50 million in Europe and CHF 28 million (USD 25 million) in North America. Retention limits are generally based on the line of business and the jurisdiction of coverage. Reinsurance assumed by the Group from other companies is done on a facultative basis. Following the sale of Churchill Insurance Group in the UK, Republic in the US and its Italian operation in 2003, Winterthur’s catastrophe exposure has been significantly reduced.

H.S. Weavers was an underwriting agent that wrote business on behalf of “Winterthur” Swiss Insurance Company through 1983. Such business included commercial umbrella and excess casualty business from US companies, and, as a result, the Group has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur purchased retroactive reinsurance coverage from National Indemnity Corporation to limit the exposure from this book of business. As a result of this retroactive reinsurance transaction, the Group recorded a net deferred gain in the amount of CHF 404 million. The deferred gain resulted from a carried provision of CHF 954 million, which was net of existing reinsurance of CHF 258 million, exceeding the premium paid of CHF 550 million. As of December 31, 2004 and 2003, the net deferred gain was CHF 140 million and CHF 153 million, respectively. The decrease is due to fluctuations on the currency exchange rates.

10 Securities borrowed, lent and subject to repurchase agreements

The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:
December 31, in CHF m	2004	2003

Central bank funds sold and securities purchased under resale agreements	140,471	149,336
Deposits paid for securities borrowed	126,698	107,747

Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	267,169	257,083

The following table summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:
December 31, in CHF m	2004	2003

Central bank funds purchased and securities sold under agreements to repurchase	207,004	192,638
Deposits received for securities lent	32,720	44,209

Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	239,724	236,847

The maximum month-end amount of securities purchased under agreements to resell was CHF 349,429 million and CHF 272,412 million in 2004 and 2003, respectively. The average amount of securities purchased under agreements to resell during the year was CHF 297,640 million and CHF 262,988 million in 2004 and 2003, respectively.

Purchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and generally have terms ranging from overnight to a longer or unspecified period of time. The Group monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements.

Securities borrowing and securities lending transactions are principally collateralized by cash or marketable securities. Securities borrowed and securities lent that are collateralized by cash are recorded at the amount of cash advanced and received. Securities lending transactions against non-cash collateral where the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

In the event of counterparty default, the financing agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2004 and 2003, respectively.

11 Investment securities

The following tables summarize the details of debt and equity investment securities:
December 31, in CHF m	2004	2003

Debt securities held-to-maturity	15,355	17,386
Securities available-for-sale	85,010	88,421

Total investment securities	100,365	105,807

December 31, 2004 in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	7,093	185	2	7,276
Debt securities issued by foreign governments	5,209	3	1	5,211
Corporate debt securities	1,204	7	0	1,211
Other	1,849	6	1	1,854

Debt securities held-to-maturity	15,355	201	4	15,552

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	5,091	754	1	5,844
Debt securities issued by foreign governments	22,276	998	123	23,151
Corporate debt securities	39,817	1,964	866	40,915
Other	8,788	350	53	9,085

Debt securities available-for-sale	75,972	4,066	1,043	78,995

Public utilities	81	11	0	92
Banks, trust and insurance companies	1,313	238	21	1,530
Industrial and all other	3,987	452	46	4,393

Equity securities available-for-sale	5,381	701	67	6,015

Securities available-for-sale	81,353	4,767	1,110	85,010

December 31, 2003 in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	7,145	0	118	7,027
Debt securities issued by foreign governments	7,201	1	1	7,201
Corporate debt securities	1,196	0	17	1,179
Other	1,844	0	30	1,814

Debt securities held-to-maturity	17,386	1	166	17,221

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	4,245	457	7	4,695
Debt securities issued by foreign governments	26,963	696	199	27,460
Corporate debt securities	41,730	1,400	659	42,471
Other	7,839	190	45	7,984

Debt securities available-for-sale	80,777	2,743	910	82,610

Public utilities	104	10	0	114
Banks, trust and insurance companies	1,539	185	26	1,698
Industrial and all other	3,670	357	28	3,999

Equity securities available-for-sale	5,313	552	54	5,811

Securities available-for-sale	86,090	3,295	964	88,421

As of December 31, 2004, the aggregate investments in debt securities from two specific counterparties were each in excess of 10% of consolidated shareholders’ equity. Aggregate investments in debt securities issued by two European governments represented approximately 27% and 11%, of the December 31, 2004, balance of consolidated shareholders’ equity. The Standard & Poor’s ratings for these were AAA and AA.

The following table sets forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:
	Less than 12 months		12 months or more		Total

December 31, 2004 in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	367	2	0	0	367	2
Debt securities issued by foreign governments	863	1	0	0	863	1
Corporate debt securities	145	0	0	0	145	0
Other	589	1	0	0	589	1

Debt securities held-to-maturity	1,964	4	0	0	1,964	4

Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	130	1	3	0	133	1
Debt securities issued by foreign governments	3,845	85	2,478	38	6,323	123
Corporate debt securities	6,377	809	657	57	7,034	866
Other	953	42	189	11	1,142	53

Debt securities available-for-sale	11,305	937	3,327	106	14,632	1,043

Equity securities available-for-sale	1,362	67	0	0	1,362	67

Securities available-for-sale	12,667	1,004	3,327	106	15,994	1,110

 Management determined that the unrealized losses on debt securities are primarily attributable to general market interest, credit spread or exchange rate movements. Impairment has not been recorded as the Group has the intent and ability to hold the debt securities to maturity. The unrealized losses on investments in equity securities are primarily attributable to market fluctuations rather than to specific adverse conditions.

The following table sets forth proceeds from sales and realized gains and losses from available-for-sale securities:
	Debt securities			Equity securities

Year ended December 31, in CHF m	2004	2003	2002	2004	2003	2002

Proceeds from sales	28,673	44,279	42,001	8,000	11,148	18,873
Realized gains	1,292	1,846	1,112	769	802	2,748
Realized losses	(486)	(290)	(592)	(419)	(824)	(7,473)

Transfers of debt securities from available-for-sale to trading account assets resulted in gross realized gains of CHF 2 million during 2002. In 2004 and 2003, no such transfers occurred.

To meet asset and liability management requirements, the Group reclassified certain debt securities with an amortized cost value of CHF 11,227 million from available-for-sale to held-to-maturity during 2003. The unrealized gain of CHF 583 million on these securities, included in Accumulated other comprehensive income a separate component of shareholders’ equity, will be amortized over the remaining life of the securities as an adjustment to yield. In 2004, no such debt securities were reclassified.

The Group recognized other-than-temporary impairments on available-for-sale and held-to-maturity securities of CHF 195 million, CHF 629 million and CHF 4,837 million in 2004, 2003 and 2002, respectively. Of these amounts, CHF 306 million are included in the results of discontinued operations for 2002. No such amounts are included in the results of discontinued operations for 2004 and 2003.

The following table sets forth amortized cost, fair value and average yield of debt securities classified as available-for-sale and held-to-maturity:
	Debt securities held-to-maturity			Debt securities available-for-sale

December 31, 2004, in CHF m	Amortized cost	Fair value	Yield	Amortized cost	Fair value	Yield

Due within 1 year	3,178	3,178	1.68%	4,840	5,597	2.63%
Due from 1 to 5 years	4,550	4,282	1.67%	28,906	29,786	3.77%
Due from 5 to 10 years	3,713	3,984	2.26%	28,766	29,598	4.52%
Due after 10 years	3,914	4,108	2.99%	13,460	14,014	4.85%

Total debt securities	15,355	15,552	2.15%	75,972	78,995	4.18%

As of December 31, 2004, financial investments from the insurance business with the fair value and book value of CHF 122 million and CHF 120 million, respectively, were on deposit with regulatory authorities. The Group retains ownership of all securities on deposit with regulatory authorities and receives the related investment income.

Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in Accumulated other comprehensive income within Shareholders’ equity, net of income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs on participating policies (shadow adjustments).

The following table sets forth the net change in unrealized gains and losses for investment securities from the insurance businesses:
Year ended December 31, in CHF m	2004	2003	2002

Debt securities	959	(1,827)	2,644
Equity securities	99	583	292
Transfers of equity securities and securities classified as available-for-sale to held-to-maturity	0	372	0

Change in unrealized investment gains/(losses)	1,058	(872)	2,936

Adjustments
Deferred policy acquisition costs	(4)	212	(141)
Present value of future profits	158	34	(250)
Policyholder liabilities	(1,143)	(182)	(842)
Deferred income taxes	(30)	297	(406)

Net change in unrealized investment gains/(losses) from the insurance business before minority interests	39	(511)	1,297

Minority interests	64	(3)	108

Net change in unrealized investment gains/(losses) from the insurance business	103	(514)	1,405

12 Other investments

The following table summarizes details of other investments:
December 31, in CHF m	2004	2003

Equity method investments	1,708	1,690
Non-marketable equity securities	11,580	6,204

Total other investments	13,288	7,894

Gross unrealized losses on non-marketable equity securities, which have been in a continuous unrealized loss position for less than 12 months, amount to CHF 3 million. At December 31, 2004, these securities had a fair value of CHF 32 million. There were no gross unrealized losses above 12 months.

13 Real estate held for investment

The following table summarizes details of real estate held for investment:
December 31, in CHF m	2004	2003

Land	2,425	2,538
Buildings and improvements	8,126	8,118

Cost value	10,551	10,656

Accumulated depreciation	(1,581)	(1,508)

Net book value	8,970	9,148

As a result of a decrease in market values for real estate, predominantly in Switzerland, the Group performed an impairment evaluation of its real estate portfolios in both 2004 and 2003, and certain properties were identified as impaired. The carrying values of the impaired properties were written down to the fair value, establishing a new cost basis. For these properties, fair values were measured based on either discounted cash flow analyses or external market appraisals. Accordingly, impairment charges of CHF 6 million, CHF 36 million and CHF 29 million were recorded in 2004, 2003 and 2002, respectively, and are included in Other revenues in the consolidated income statement.

14 Loans

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m	2004	2003

Banks	1,558	1,254
Commercial	43,000	42,811
Consumer	76,010	70,932
Public authorities	3,894	3,419
Lease financings	2,696	3,481

Switzerland	127,158	121,897

Banks	7,233	7,876
Commercial	33,873	31,264
Consumer	18,248	19,741
Public authorities	679	797
Lease financings	130	144

Foreign	60,163	59,822

Loans, gross	187,321	181,719

Deferred expenses, net	116	106
Allowance for loan losses	(3,038)	(4,646)

Total loans, net	184,399	177,179

The following table sets forth the movements in the allowance for loan losses:
in CHF m	2004	2003	2002

Balance January 1	4,646	7,427	9,348

New provisions	816	1,686	3,194
Releases of provisions	(737)	(1,071)	(690)

Net additions charged to income statement	79	615	2,504

Gross write-offs	(1,781)	(3,333)	(3,692)
Recoveries	58	48	61

Net write-offs	(1,723)	(3,285)	(3,631)

Allowances acquired/(deconsolidated)	(24)	26	4
Provisions for interest	92	155	187
Foreign currency translation impact and other adjustments, net	(32)	(292)	(985)

Balance December 31	3,038	4,646	7,427

As described in note 1, the allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analysis, fair value of collateral held less disposal costs and historical loss experience.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
December 31, in CHF m	2004	2003

With a specific allowance	3,910	6,459
Without a specific allowance	762	748

Total impaired loans, gross	4,672	7,207

Specific allowance for impaired loans 1)	2,659	4,193
1) Included in the allowances for loan losses.

The following table sets forth additional loan information:
Year ended December 31, in CHF m	2004	2003	2002

Average balance of impaired loans	5,465	8,204	13,397
Interest income which was recognized	23	52	107
Interest income recognized on a cash basis	71	119	158
Net gains/(losses) on the sale of loans	18	80	(188)

At December 31, 2004, the Group did not have any commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

15 Premises and equipment

The following table sets forth the details of premises (own-use real estate) and equipment:
December 31, in CHF m	2004	2003

Buildings and improvements	5,064	5,189
Land	1,351	1,392
Leasehold improvements	1,404	1,498
Software	2,440	2,447
Other	4,235	4,404

Premises and equipment	14,494	14,930

Accumulated depreciation	(7,263)	(7,111)

Total premises and equipment, net	7,231	7,819

The carrying value of internally developed software is assessed on a regular basis. In 2004 and 2003, the Group recorded impairment charges of CHF 36 million and CHF 55 million, respectively, as a result of the assessments.

16 Goodwill

The following table sets forth the movements of goodwill by operating segment:
in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Manage- ment	Life & Pensions	Non-Life	Credit Suisse Group

Balance December 31, 2002	516	199	8,494	2,856	2,198	2,401	16,664

Goodwill acquired during year	1	0	31	19	0	4	55
Impairment	0	0	0	0	(1,510)	0	(1,510)
Discontinued operations	0	0	0	0	(230)	(1,403)	(1,633)
Other 1)	(3)	2	(814)	(308)	(25)	(103)	(1,251)

Balance December 31, 2003	514	201	7,711	2,567	433	899	12,325

Goodwill acquired during year	0	2	0	0	0	3	5
Discontinued operations	0	0	0	0	(1)	(10)	(11)
Other 1)	(12)	(3)	(544)	(190)	0	(6)	(755)

Balance December 31, 2004	502	200	7,167	2,377	432	886	11,564

1) Including foreign curreny translation impact on non-CHF denominated goodwill.

During 2004, there was no significant change in goodwill. The decrease in goodwill related to the weakening of the US dollar.

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

17 Intangible assets

The following table sets forth the details of intangible assets:
	2004			2003

December 31, in CHF m	Gross carrying amount	Accumu- lated amor- tization	Net carrying amount	Gross carrying amount	Accumu- lated amor- tization	Net carrying amount

Amortized intangible assets (finite life)
Present value of future profits	4,810	(1,832)	2,978	4,834	(1,624)	3,210
Tradenames / trademarks	31	(7)	24	59	(27)	32
Client relationships	512	(160)	352	667	(243)	424
Other	342	(93)	249	365	(62)	303

Total amortizing intangible assets	5,695	(2,092)	3,603	5,925	(1,956)	3,969

Unamortized intangible assets (indefinite life)	86	–	86	87	–	87

Total intangible assets	5,781	(2,092)	3,689	6,012	(1,956)	4,056

Prior year has not been adjusted for discontinued operations.

At December 31, 2004 and 2003, CHF 86 million and CHF 87 million, respectively, of the Group’s acquired intangible assets were considered to have an indefinite life and therefore were not subject to amortization. All of the Group’s other acquired intangible assets were subject to amortization.

During the year ended December 31, 2003, management decided to transfer the High Net Worth, or HNW, asset management business from the Institutional Securities segment to the Wealth & Asset Management segment. A valuation analysis was performed in 2003, and the Group determined that the carrying value of its intangible assets relating to the management contracts and tradenames associated with the HNW business exceeded the expected future cash flows. As such, the Group recorded an impairment loss of CHF 270 million for the year ended December 31, 2003.

The aggregate amortization expenses for 2004, 2003 and 2002, were CHF 375 million, CHF 609 million and CHF 632 million, respectively.

The following table sets forth the estimated amortization expenses for intangible assets for the next five years:
Year ended December 31, in CHF m

2005	292
2006	268
2007	231
2008	221
2009	207

18 Present value of future profits (PVFP)

The following table sets forth the movements of present value of future profits:
in CHF m	2004	2003	2002

Balance January 1	3,550	4,182	4,893
Additions arising from acquisitions	0	0	17
Interest accrued during the year	160	166	175
Impairments and disposals 1)	(7)	(219)	(59)
Amortization expenses	(484)	(690)	(714)
Foreign currency translation impact and other	(26)	111	(130)

Balance December 31 before adjustments	3,193	3,550	4,182

Adjustment for unrealized gains/(losses) on available-for-sale securities	(215)	(340)	(401)

Balance December 31	2,978	3,210	3,781

PVFP is shown gross, prior to allocation of deferred bonus reserves.
1) Prior years have not been adjusted for discontinued operations.

In 2003, the PVFP was reduced by CHF 147 million due to the disposal of Winterthur Italy. The remaining balance relates to impairments.

The following table sets forth the estimated amortization expense (net of accrued interest), before the effect of unrealized gains and losses for the next five years:
Year ended December 31, in CHF m

2005	243
2006	223
2007	192
2008	182
2009	173

19 Other assets

The following table sets forth the details of other assets:
December 31, in CHF m	2004	2003

Positive replacement values of derivative instruments (hedging)	5,925	4,808
Brokerage receivables	30,733	21,140

Assets held for sale including:
Loans	10,477	8,768
Real estate held-for-sale	238	241

Assets held-for-sale	10,715	9,009

Interest and fees receivable	6,884	6,647
Deferred tax assets	4,688	4,988
Prepaid expenses	747	1,621
Other receivables from customers	14,344	12,323
Premiums and insurance balances receivable, net	6,945	8,008
Reinsurance recoverables 1)	1,646	2,103
Deferred policy acquisition costs, net	3,578	3,189
Other	4,761	4,450

Total other assets	90,966	78,286

1) Comprised of unearned premium reserves ceded and provisions from the insurance business ceded.

As of December 31, 2004 and 2003, the Group held CHF 10.5 billion and CHF 8.8 billion, respectively, of loans held-for-sale in its loan portfolio. The majority of the portfolio is comprised of floating rate commercial mortgages, which are purchased or originated with the intent of later securitizations. Loans held-for-sale are valued at the lower of cost or market.

As of December 31, 2004 and 2003, the Group had a portfolio of CHF 238 million and CHF 241 million, respectively, of real estate held-for-sale. These assets are valued at the lower of the carrying amount or fair value less cost to sell. No depreciation charge is recognized but the assets are tested for impairment on an annual basis. For disposals where the expected sales proceeds for real estate held-for-sale are expected to be less than the respective carrying values, impairment charges of CHF 27 million, CHF 182 million and CHF 40 million were recorded in 2004, 2003 and 2002, respectively.

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

The following table sets forth brokerage receivables and brokerage payables:
December 31, in CHF m	2004	2003

Due from customers	21,126	11,615
Due from banks, brokers and dealers	9,607	9,525

Total brokerage receivables	30,733	21,140

Due to customers	16,845	8,506
Due to banks, brokers and dealers	8,778	5,477

Total brokerage payables	25,623	13,983

21 Deferred policy acquisition costs

The following table sets forth the movements of deferred policy acquisition costs:
	Life & Pensions			Non-Life			Total

in CHF m	2004	2003	2002	2004	2003	2002	2004	2003	2002

Balance January 1	2,497	2,408	2,299	802	2,613	1,568	3,299	5,021	3,867
Disposals	0	(76)	(112)	(9)	(2,169)	(52)	(9)	(2,245)	(164)
Costs deferred	739	746	684	1,601	1,951	3,860	2,340	2,697	4,544
Amortization expense	(363)	(626)	(353)	(1,517)	(1,611)	(2,575)	(1,880)	(2,237)	(2,928)
Foreign currency translation impact	(30)	45	(106)	(18)	18	(172)	(48)	63	(278)
Other	0	0	(4)	0	0	(16)	0	0	(20)

Balance December 31 before adjustments	2,843	2,497	2,408	859	802	2,613	3,702	3,299	5,021

Adjustment for unrealized gains/(losses) on available-for-sale securities	(124)	(110)	(242)	0	0	0	(124)	(110)	(242)

Balance December 31	2,719	2,387	2,166	859	802	2,613	3,578	3,189	4,779

Prior years have not been adjusted for discontinued operations.
22 Deposits

The following table sets forth the details of Swiss and foreign deposits. The designation of Switzerland versus foreign is based upon the location of the office recording the deposit.
	2004			2003

December 31, in CHF m	Switzerland	Foreign	Total	Switzerland	Foreign	Total

Noninterest-bearing demand deposits	7,326	720	8,046	7,098	1,104	8,202
Interest-bearing demand deposits	47,400	9,394	56,794	50,267	7,121	57,388
Savings deposits	43,994	15	44,009	43,718	17	43,735
Time deposits	37,696	152,796	190,492	34,117	118,547	152,664

Total deposits	136,416	162,925	299,341	135,200	126,789	261,989

The following table sets forth the maturities of the Group’s time deposits:
December 31, in CHF m

2005	166,563
2006	15,714
2007	879
2008	480
2009	1,686
Thereafter	5,170

Total time deposits	190,492

As of December 31, 2004 and 2003, CHF 1,753 million and CHF 373 million, respectively, of overdrawn deposit accounts were reclassified as loans.

23 Provisions from the insurance business

The following table sets forth the details of provisions from the insurance business:
	2004		2003

December 31, in CHF m	Gross	Net	Gross	Net

Unearned premiums	20	19	18	17
Unearned revenue liability	581	581	507	507
Future policyholder benefits	98,595	98,381	94,916	94,674
Future dividends to policyholders	4,393	4,395	2,696	2,695
Death and other benefits	5,202	5,129	4,621	4,574
Bonuses held on deposits	3,373	3,372	3,677	3,677

Provisions - Life & Pensions	112,164	111,877	106,435	106,144

Unearned premiums	2,621	2,549	2,686	2,615
Unpaid losses and loss adjustment expenses	13,639	12,366	13,489	11,759
Annuities	1,709	1,696	1,629	1,617
Future policyholder benefits (health care business)	5,073	5,073	4,571	4,571
Future dividends to policyholders (health care business)	1,955	1,955	1,727	1,727

Provisions - Non-Life	24,997	23,639	24,102	22,289

Total provisions from the insurance business	137,161	135,516	130,537	128,433

24 Provisions for unpaid losses and loss adjustment expenses from the non-life insurance business

The following table reconciles the gross provisions for unpaid losses and loss adjustment expenses (LAE) presented in the balance sheets to the gross provisions for unpaid losses and LAE shown in the table below:

December 31, in CHF m	2004	2003	2002

Unpaid losses and loss adjustment expenses	13,639	13,489	18,105
Annuities	1,709	1,629	1,514

Provisions for unpaid losses and LAE, gross (balance sheet)	15,348	15,118	19,619

Winterthur reinsurance business 1)	(132)	(163)	(282)
German health care business 2)	(283)	(236)	(194)

Provisions for unpaid losses and LAE, gross	14,933	14,719	19,143

1) The Winterthur reinsurance business was divested in 1998. A 100% reinsurance contract was entered into for those contracts that were not novated.
2) German health care business, which is included in the non-life business segment, has been excluded from the reclassification of unpaid losses and LAE in the following table as it is not a property-casualty like business.

The following table sets forth the movements of provisions for unpaid losses and LAE, including the effect of reinsurance ceded, for the non-life insurance business:

in CHF m	2004	2003	2002

Unpaid losses and LAE, gross, January 1	14,719	19,143	19,588
Reinsurance recoverables on unpaid losses	(1,578)	(2,338)	(2,892)

Provisions for unpaid losses and LAE, net, January 1	13,141	16,805	16,696

Discontinued operations 1)	(67)	(4,788)	(221)

Current accident year	6,441	6,567	10,937
Prior accident years 2)	44	116	(172)

Losses and LAE incurred	6,485	6,683	10,765

Current accident year	(2,853)	(2,919)	(5,173)
Prior accident years	(2,730)	(2,933)	(3,928)

Losses and LAE paid	(5,583)	(5,852)	(9,101)

Foreign currency translation impact	(197)	293	(661)
Other 3)	0	0	(673)

Provisions for unpaid losses and LAE, net, December 31	13,779	13,141	16,805

Reinsurance recoverables on unpaid losses	1,154	1,578	2,338

Provisions for unpaid losses and LAE, gross, December 31	14,933	14,719	19,143

1) Includes provisions for losses and LAE related to disposed businesses (2004: France, USA, Canada and the Netherlands, 2003: Italy, UK and Republic and 2002: Portugal and Singapore).
2) The losses on prior accident years in 2004 and 2003 are impacted by certain reinsurance contracts related to discontinued businesses. The profit on prior accident years in 2002 was primarily due to subsidiaries in Italy and the UK.
3) 2002 includes provisions of CHF –681 million for losses and LAE for subsidiaries/portfolios that Winterthur sold in 2002. Winterthur announced in 2001 the disposal of France and Austria and finalized it in 2002.

Gross provisions for losses and LAE for asbestos and environmental claims were CHF 596 million and CHF 704 million as of December 31, 2004 and 2003, respectively. Of this amount, CHF 547 million in 2004 and CHF 613 million in 2003 related to claims in North America. The change in reserves predominantly relates to foreign exchange differences.

Net provisions for losses and LAE for asbestos and environmental claims were CHF 182 million and CHF 202 million, as of December 31, 2004 and 2003, respectively. Of this amount, CHF 133 million in 2004 and CHF 129 million in 2003 related to claims in North America. The difference between the gross and net provisions for losses and LAE from asbestos and environmental claims is primarily due to reinsurance on H.S. Weavers (refer to note 9). Due to uncertainties, such as changes in legislation, additional liabilities for asbestos and environmental claims may arise for amounts in excess of the current provisions, of which the amounts cannot be reasonably estimated. However, the Group believes it is not likely that any such additional losses will have a material adverse effect on the Group’s consolidated financial position and results of operations.

As of December 31, 2004 and 2003, the carrying value of certain annuity type non-life reserves that are discounted, on a gross basis, were CHF 4,003 million and CHF 3,889 million, respectively. The discount amounts were CHF 1,903 million and CHF 1,863 million for 2004 and 2003, respectively. The discount rates used were between 3.3% and 6.0%.

Life contracts with guarantees

The following table sets forth the movement in liabilities for minimum guaranteed death benefits and annuitization options reflected in the general account “Provisions for future policyholder benefits” as a result of the adoption of SOP 03-1:
in CHF m	Minimum guaranteed death benefits	Annuitization options	Total 2004	Minimum guaranteed death benefits	Annuitization options	Total 2003

Balance January 1	54	216	270	35	333	368
Incurred guaranteed benefits	25	(9)	16	20	(98)	(78)
Paid guaranteed benefits	(15)	(33)	(48)	0	(18)	(18)
Foreign currency translation impact and other	(3)	1	(2)	(1)	(1)	(2)

Balance December 31	61	175	236	54	216	270

The most significant guarantees were provided on the Swiss group life businesses for annuitization options. The actuarial assumptions used to determine the required reserve are based on the internally developed mortality tables 1996/2000, lapse rates based on internal statistics updated for 2004, a long-term investment return of 4.0% and a conversion rate ranging from 7.2% to 6.8%, depending on gender and age.

The Group had the following variable life insurance contracts with guarantees:
	2004				2003

December 31, in CHF m, except where indicated	Event of death		At annuiti- zation		Event of death		At annuiti- zation

Account value	1,176		110		910		116
Net amount at risk	8,917	1)	42	2)	8,689	1)	40	2)
Average attained age of contract holder (in years)	39		-		38		-
Weighted average period remaining until expected annuitization (in years)	-		6		-		7

1) Current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.
2) Present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

The following table shows the account balances for contracts with guarantees, which were invested in the following investments at December 31:
December 31, in CHF m	2004	2003

Debt securities	71	10
Equity securities	1,141	932
Real estate	0	2
Cash and cash equivalents	74	82

Total	1,286	1,026

The balances above do not include investments made in connection with the Swiss group life business, as this business is not considered a separate account business under the applicable accounting rules.

The following table shows unamortized sales inducements and persistency bonuses:
in CHF m	2004

Balance January 1	2
Amortized during the year	1

Balance December 31	3

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

Participating business for non-life insurance represented approximately 15% and 12% of the total non-life insurance premium income for the years ended December 31, 2004 and 2003, respectively. The increase in the percentage is mainly driven by the increase in premium income from participating business (German health care business).

Participating business for life insurance represents approximately 75% and 76% of the total life insurance sum assured in force as of December 31, 2004 and 2003, respectively, and approximately 89% and 97% of life insurance premium income for 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the amount of dividends to policyholders incurred for the non-life business was an expense of CHF 291 million and of CHF 397 million, respectively. The amount of dividends to policyholders paid for life insurance was CHF 406 million and CHF 744 million for the years ended December 31, 2004 and 2003, respectively.

26 Long-term debt

The following table sets forth the details of long-term debt:
December 31, in CHF m	2004	2003

Senior debt	86,424	70,616
Subordinated debt	19,837	19,081

Total long-term debt	106,261	89,697

The Group issues both CHF and non-CHF denominated fixed and variable rate bonds. The weighted average coupon is based on the contractual terms, although for zero bonds the yield to maturity is applied. The Group uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effects of these derivatives are not included in the interest rate range on the associated debt. Included are various equity-linked and other indexed instruments. The interest on such instruments reflects the effective interest rate after the embedded derivative instrument has been separated.

During 2004, strong growth in the issuance of structured products in Credit Suisse and Credit Suisse First Boston was the main driver behind the increase in senior debt issued.

The following table sets forth the details of maturities and interest rates for senior and subordinated debt:
December 31, in CHF m	2005	2006	2007	2008	2009	Thereafter	Total 2004

Parent Company
Senior debt
Fixed Rate	0	641	748	406	349	465	2,609
Interest rates (range in %)	-	4.0	4.0	3.5	3.5	7.3	–
Subordinated debt
Fixed rate	1,250	336	187	0	0	2,573	4,346
Interest rates (range in %)	6.0	3.6	3.5	–	–	6.5-8.5	–

Subtotal - Parent Company	1,250	977	935	406	349	3,038	6,955

Subsidiaries
Senior debt
Fixed Rate	7,587	6,124	6,213	7,880	7,878	19,865	55,547
Variable rate	3,669	5,918	3,874	4,048	3,960	6,799	28,268
Interest rates (range in %)	0.0-22.0	0.0-19.9	0.0-20.0	0.0-10.5	0.0-7.6	0.0-18.4	–
Subordinated debt
Fixed rate	721	558	1,615	721	1,818	5,136	10,569
Variable rate	392	84	336	339	118	3,653	4,922
Interest rates (range in %)	0.0-8.3	0.0-7.8	2.3-11.2	0.0-6.1	0.0-8.3	0.0-10.3	–

Subtotal - Subsidiaries	12,369	12,684	12,038	12,988	13,774	35,453	99,306

Total long-term debt	13,619	13,661	12,973	13,394	14,123	38,491	106,261

In 2004, Credit Suisse Group and Credit Suisse First Boston (USA), Inc. chose not to renew their previously outstanding unsecured 364-day CHF 2.5 billion revolving credit facility with various banks. Credit Suisse First Boston, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2004, Credit Suisse First Boston maintained seven such credit facilities that collectively totaled CHF 3.6 billion (USD 3.2 billion). These facilities require Credit Suisse First Boston’s various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that Credit Suisse First Boston believes will not impair its ability to obtain funding. As of December 31, 2004, no borrowings were outstanding under any of the facilities.

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

A fixed coupon amount of 6% per annum is payable at the discretion of the issuer – subject to certain coupon limitations – on December 23 of each year, beginning in 2003 and up to and including the maturity date. On each date, Credit Suisse Group pays a cash dividend or any other cash distribution to its shareholders or, subject to certain exceptions, redeems any Credit Suisse Group shares (“shares”) or other junior or preferred obligations, an equivalent floating coupon amount per note is payable in respect of such number of shares corresponding to 32.33107 shares per note. Any coupon payment not due and payable will not remain owing or entitle holders to a claim in respect thereof upon a winding-up of the guarantor, or at any other time (i.e. coupons are non-cumulative).

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

Early conversion at the option of the issuer

Notes may be converted into shares at any time after February 3, 2003, and before the 20th trading day prior to the maturity date at the option of the issuer. Upon such early conversion, holders will receive 32.33107 shares per note plus all remaining fixed coupon amounts scheduled for payment up to and including the maturity date. This option can only be exercised if certain coupon limitations do not apply and if the shares to be delivered have the same entitlements (including dividends) as the other outstanding shares. As of December 31, 2004, none of the mandatory convertible securities had been converted into shares.

27 Other liabilities

The following table sets forth the details of other liabilities:
December 31, in CHF m	2004	2003

Negative replacement values of derivative instruments (hedging)	1,712	1,169
Brokerage payables	25,623	13,983
Provisions 1)	1,778	1,998
Restructuring liabilities	49	92
Interest and fees payable	10,823	10,883
Current tax liabilities	2,486	2,413
Deferred tax liabilities	1,903	2,238
Liabilities related to the insurance business	7,225	8,822
Other	22,696	19,702

Total other liabilities	74,295	61,300

1) Includes provision for off-balance sheet risk of CHF 126 million and CHF 138 million as of December 31, 2004 and 2003, respectively.

Liabilities due to own pension funds

Liabilities due to own pension funds as of December 31, 2004 and 2003 of CHF 445 million and CHF 862 million, respectively, are partially included in above balances.

28 Restructuring liabilities

The following table sets forth the movements of restructuring and liabilities:
	2004			2003			2002

in CHF m	Personnel	Other	Total	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	65	27	92	75	51	126	66	6	72
Net additions charged to income statement	62	23	85	80	31	111	33	10	43
Write-offs/recoveries, net 1)	(100)	(26)	(126)	(94)	(57)	(151)	(64)	(13)	(77)
Transfers, foreign exchange	0	(2)	(2)	4	2	6	40	48	88

Balance December 31	27	22	49	65	27	92	75	51	126

Prior years have not been adjusted for discontinued operations.
1) Includes cash paid or otherwise settled.

The charges of CHF 85 million in 2004, are primarily related to Winterthur and reflect expenses related to the reorganization plan announced in 2003 and the two larger restructuring announcements in 2004 for Spain and Switzerland. In Spain, Winterthur streamlined the overall business structure to improve profitability and market competitiveness. In Switzerland, Winterthur combined the distribution structures of the Life & Pensions and Non-Life segments and streamlined the structure of the agencies. The majority of the reorganization activities were completed by the end of 2004, with the remaining total estimated cost of completing the reorganizations in Switzerland, Germany and Spain to be approximately CHF 18 million, CHF 12 million and CHF 3 million, respectively.

29 Accumulated other comprehensive income

The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/ (losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance December 31, 2001	(255)	626	2,508		(216)	2,663

Change	221	(2,928)	(489)		(365)	(3,561)
Reclassification adjustments	0	0	(358)		0	(358)

Balance December 31, 2002	(34)	(2,302)	1,661		(581)	(1,256)

Change	36	(1,019)	(478)		4	(1,457)
Reclassification adjustments	1	235	(42)		0	194

Balance December 31, 2003	3	(3,086)	1,141		(577)	(2,519)

Change	20	(1,062)	44		(243)	(1,241)
Reclassification adjustments	4	150	(117)		0	37

Balance December 31, 2004	27	(3,998)	1,068		(820)	(3,723)

1) Presented net of shadow adjustments.

30 Earnings per share

The following table sets forth details of the calculation of earnings per share:
Year ended December 31, in CHF m	2004	2003		2002

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734	1,712		(4,060)
Income/(loss) from discontinued operations, net of tax	(100)	(383)		(466)
Extraordinary items, net of tax	0	7		18
Cumulative effect of accounting changes, net of tax	(6)	(566)		60

Net income/(loss) - as reported	5,628	770		(4,448)

Net income/(loss) available for common shares for basic EPS 1)	5,455	748		(4,448)

Net income/(loss) available for common shares for diluted EPS 2)	5,744	748		(4,448)

Weighted-average common shares outstanding for basic EPS, in m	1,136.1	1,168.9		1,154.5
Effect of dilutive securities
Convertible securities	40.4	–	3)	–	3)
Share options	8.0	7.6		–	3)
Share awards	24.9	2.1		–	3)

Adjusted weighted-average common shares for diluted EPS, in m	1,209.4	1,178.6		1,154.5

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.90	1.45		(3.52)
Income/(loss) from discontinued operations, net of tax	(0.09)	(0.33)		(0.40)
Extraordinary items, net of tax	0.00	0.01		0.02
Cumulative effect of accounting changes, net of tax	(0.01)	(0.49)		0.05

Net income/(loss) available for common shares	4.80	0.64		(3.85)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.83	1.43		(3.52)
Income/(loss) from discontinued operations, net of tax	(0.08)	(0.33)		(0.40)
Extraordinary items, net of tax	0.00	0.01		0.02
Cumulative effect of accounting changes, net of tax	0.00	(0.48)		0.05

Net income/(loss) available for common shares	4.75	0.63		(3.85)

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation.The mandatory convertible securities holders are not contractually obligated to participate in the losses of Credit Suisse Group, thus the calculation is not affected in a loss period.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) The computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities, the potential exercise of share options and the share awards as the effect would be anti-dilutive.

31 Income taxes

The following table sets forth details of the income from continuing operations before taxes in Switzerland and foreign countries:
Year ended December 31, in CHF m	2004	2003	2002

Switzerland	2,118	(761)	(2,625)
Foreign	6,184	2,572	(1,609)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	8,302	1,811	(4,234)

The following table sets forth the details of current and deferred taxes:
Year ended December 31, in CHF m	2004	2003	2002

Switzerland	693	462	358
Foreign	821	194	172

Current income tax expense	1,514	656	530

Switzerland	1	43	(514)
Foreign	(74)	(702)	(130)

Deferred income tax expense/(benefit)	(73)	(659)	(644)

Income tax expense/(benefit)	1,441	(3)	(114)

Income tax expense/(benefit) on discontinued operations	(32)	114	5
Income tax expense/(benefit) on cumulative effect of accounting changes	0	(183)	0
Income tax expense/(benefit) reported in shareholders' equity related to:
Cumulative translation adjustment	(60)	(16)	14
Unrealized gains/(losses) on securities	33	(217)	(384)
Minimum pension liability adjustment	(41)	(59)	(142)
Gains/(losses) cash flow hedges	1	3	(1)
Share based compensation and treasury shares	(166)	58	8

The following table is a reconciliation of taxes computed at the Swiss statutory rate of 25% to the actual income tax expense/(benefit):
Year ended December 31, in CHF m	2004	2003	2002

Income tax expense/(benefit) computed at the statutory tax rate	2,076	453	(1,059)
Increase/(decrease) in income taxes resulting from:
Foreign tax rate differential 1)	111	(598)	(243)
Non-deductible amortization of intangible assets and goodwill impairment	10	391	165
Other non-deductible expenses	158	394	1,322
Additional taxable income	239	310	22
Lower taxed income 2)	(1,064)	(451)	(968)
Changes in tax law and rates 1)	(23)	(471)	156
Changes in deferred tax valuation allowance 3)	117	(114)	856
Other 4)	(183)	83	(365)

Income tax expense/(benefit)	1,441	(3)	(114)

1) In December 2003 the German government abolished the tax exemption for realized gains on equities and dividend income for investments held by life and health insurance companies. Retroactive changes were also made to the taxation of investment funds. This change resulted in a release of the deferred tax provision that the Group was holding in respect of realized and unrealized gains in investment funds. The change resulted in a tax benefit of CHF 782 million for the year ended December 31, 2003, of which CHF 711 million was allocated to the policyholders, and accordingly the impact on net income was CHF 71 million for the year ended December 31, 2003.
2) Included in 2004 is an amount of CHF 268 million, representing the tax benefit from non-taxable income arising from investments that are required to be consolidated under FIN 46R.
3) In 2004 there was a CHF 131 million tax benefit resulting from the release of valuation allowances on the deferred tax assets on net operating loss carry forwards, offset by current year additions.
4) Included in 2004 is an amount of CHF 230 million relating to the release of tax contingency accruals following the favorable resolution of tax matters with the tax authorities.

At December 31, 2004, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7,222 million. No deferred tax has been recorded, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Net operating loss carry-forwards were CHF 12,139 million at December 31, 2004, of which CHF 2,631 million have no expiration date and CHF 9,508 million expire at various dates through to 2024.

The following table sets forth details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:
December 31, in CHF m	2004	2003

Insurance technical provisions	1,601	1,611
Employment compensation and benefits	1,572	1,512
Investment securities	499	420
Deferred policy acquisition costs	11	40
Provisions	901	1,231
Derivatives	226	349
Real estate	142	435
NOL carry-forwards	3,512	3,289
Other	1,857	1,621

Gross deferred tax asset before valuation allowance	10,321	10,508

Less valuation allowance	(1,543)	(1,653)

Gross deferred tax assets net of valuation allowance	8,778	8,855

Insurance technical provisions	(615)	(888)
Employment compensation and benefits	(291)	(240)
Investment securities	(1,563)	(1,209)
Present value of future profits	(949)	(1,155)
Deferred policy acquisition costs	(1,093)	(755)
Business combinations	(261)	(325)
Derivatives	(169)	(365)
Software capitalization	(33)	(83)
Leasing	(109)	(119)
Real estate	(254)	(411)
Other	(656)	(555)

Gross deferred tax liabilities	(5,993)	(6,105)

Net deferred tax assets	2,785	2,750

 Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences and tax loss carry-forwards are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The valuation allowance was CHF 1,400 million at January 1, 2002, increased by CHF 531 million in 2002, and decreased by CHF 278 million in 2003 and amounted to CHF 1,653 million as of December 31, 2003. During 2004, the valuation allowance decreased CHF 110 million to CHF 1,543 million at December 31, 2004.

Significant judgment is required in evaluating certain tax positions. The Group accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Group’s positions may not be probable of being fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

32 Employee share-based compensation and other benefits

Share-based compensation

The Group’s share-based compensation program is an important element of its overall compensation package for key employees and senior executives and is an integral part of the Group’s annual compensation process. All share-based equity awards are granted under the provisions of the Credit Suisse Group Master Share Plan. Under the plan, share-based payment awards are granted in the form of shares, share options or share units and represent retention incentives, special awards, and a portion of the annual bonus. Shares and share options granted as compensation awards generally vest upon grant, whereas shares and share options granted as retention incentive awards generally vest between one and five years. The majority of share options cannot be exercised until at least one year after the grant date and expire after ten years. Share options are granted with an exercise price at or above the market price of Credit Suisse Group’s shares on the date of grant.

In January 2005, as part of the 2004 compensation process, the Group also granted new performance-based equity awards as retention incentive awards, which it believes better aligns the interest of its workforce with those of its shareholders. The new equity awards were granted in the form of share units. Each share unit provides the holder with the potential to receive Credit Suisse Group common shares at the end of the five-year vesting period following the grant date, based on the achievement of certain performance and market criteria, continued employment with the Group and certain other conditions such as restrictive covenants and forfeiture provisions.

Total compensation expense for share-based payments recognized during 2004, 2003 and 2002 was CHF 891 million, CHF 862 million and CHF 1,353 million, respectively. The Group generally repurchases its own shares on the open market to satisfy these obligations but also has the possibility of issuing new shares out of available conditional capital.

Share options

The following table presents the share option activities during the periods indicated:
	2004		2003		2002

	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF

Outstanding January 1	69.5	53.07	139.2	54.85	87.5	66.81
Granted 1)	0.4	46.20	0.1	41.11	54.4	36.07
Exercised	(3.9)	20.74	(0.8)	25.75	(0.4)	36.36
Settlements	0.0	74.00	(1.0)	67.38	(0.5)	64.12
Forfeited	(1.1)	51.79	(2.5)	53.64	(1.8)	70.49
Exchanged, net	-	-	(63.9)	56.65	-	-
Expired	(0.1)	72.50	(1.6)	67.50	-	-

Outstanding December 31	64.8	55.01	69.5	53.07	139.2	54.85

Exercisable December 31	43.9	61.74	33.8	57.62	26.1	53.97

1) Includes options approved by the Compensation Committee subsequent to December 31 as part of the year-end compensation process. 0.07 million and 0.04 million of these options granted in 2004 and 2003, respectively, are attributable to future service periods and are therefore not considered outstanding for SFAS 123 purposes.

The weighted-average fair value of options at the date of grant was CHF 13.78, CHF 13.78, and CHF 12.35 for 2004, 2003, and 2002, respectively. The weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2004, is CHF 378 million and CHF 115 million, respectively. The total intrinsic value of options exercised during 2004, 2003, and 2002 was CHF 97 million, CHF 14 million, and CHF 10 million, respectively. Cash received from option exercises during 2004, 2003, and 2002 was CHF 83 million, CHF 21 million, and CHF 13 million, respectively.

The table below provides additional information about share options outstanding as of December 31, 2004:
	Options outstanding			Options exercisable

Range of exercise price in CHF	Number of options outstanding in m	Weighted- average remaining life in years	Weighted- average exercise price in CHF	Number of options exercisable in m	Weighted- average remaining life in years	Weighted- average exercise price in CHF

12.50 – 25.00	1.5	1.4	16.49	1.5	1.4	16.49
25.01 – 37.50	20.2	7.6	31.99	3.8	5.9	33.21
37.51 – 50.00	4.6	4.7	45.14	4.3	4.3	45.02
50.01 – 62.50	9.8	5.2	53.72	9.2	5.1	53.52
62.51 – 75.00	16.8	6.7	68.48	15.8	6.7	68.64
75.01 – 100.00	11.9	6.0	84.69	9.3	6.1	84.70

Total	64.8	6.4	55.01	43.9	5.7	61.74

As of January 1 and December 31, 2004, there were 4.2 million fully vested and exercisable options outstanding containing a cash settlement feature. These options have a weighted-average exercise price of CHF 65.94 and a weighted-average remaining contractual term of 4.5 years. As of December 31, 2004, the outstanding and exercisable options did not have any intrinsic value and there were no significant exercises, settlements or forfeitures during 2004. During 2003 and 2002, cash paid to settle options was CHF 4 million.

On September 9, 2003, the Group completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of the Group’s shares on the valuation date. These share options were restricted for one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of the Group’s shares on the valuation date and were restricted for one year following the exchange. In accordance with SFAS 123, the Group did not recognize any compensation expense as a result of the exchange.

The following table provides a summary of the exchange resulting from the option reduction program:
	Number of options/shares in m	Weighted- average exercise price in CHF	Weighted- average fair value in CHF	Total fair value CHF m

Exchanged options	(66.6)	56.40	14.40	(958.5)
New options	2.7	50.55	14.73	39.5
New shares	20.0	–	45.95	919.0

Share units

In January 2005, the Group granted 13.8 million share units with a fair value of CHF 51.70 per unit on the grant date to a part of the workforce. These awards were approved by the Compensation Committee as part of the year-end compensation process. Total compensation expense will be determined based on the fair value of the share units multiplied by the total number of share units that ultimately vest. The total number of share units that ultimately vest depends on the final outcome of the underlying service and performance conditions over the course of the contractual term. Each share unit has the potential to convert into a range of between 0 and 3 share units depending on the outcome of the performance condition. Compensation expense will be recognized over the vesting period based on management’s estimate of the number of share units that will vest, which is contingent upon the projected outcome of the underlying service and performance conditions and will be updated on a periodic basis.

Fair value assumptions for share-based payments

In estimating the fair value for equity-based instruments where an observable independent quoted market price is not available, the Group uses valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available at the date of grant.

The following table illustrates the significant assumptions used to estimate the fair value of share options and share units:
December 31	2004	2003	2002

Expected volatility, in % 1)	29.00	44.05	44.54
Expected dividend yield, in % 1)	3.03	1.99	1.83
Expected risk-free interest rate, in %	1.86	1.69	1.83
Expected term, in years	5	5	5

Includes assumptions used for the options and share units granted subsequent to December 31, 2004, as part of the year-end compensation process.
1) Due to current and changing market conditions, the Group refined its methodology in 2004 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

The expected volatility and dividend yield are based on the implied market volatility and dividend yield of traded options on the Group’s stock, the historical volatility and dividend yield of the Group’s stock, and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant which corresponds with the expected term of the award. The LIBOR rates are used as a proxy for the risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

Shares

The following table presents the share award activities during the periods indicated:
Number of shares	Compensation awards, in m	Weighted- average grant-date fair value in CHF	Retention awards, in m	Weighted- average grant-date fair value in CHF	Total share awards, in m	Weighted- average grant-date fair value in CHF

Outstanding at December 31, 2001	24.8	74.19	46.1	75.63	70.9	75.13

Granted 1)	7.4	32.22	9.4	40.37	16.8	36.79
Settled	(7.4)	71.58	(16.8)	75.87	(24.2)	74.56
Forfeited	(0.3)	75.84	(2.5)	77.14	(2.8)	77.02

Outstanding at December 31, 2002	24.5	62.31	36.2	66.26	60.7	64.66

Granted 1) 2)	7.3	46.61	66.4	42.38	73.7	42.80
Settled	(10.2)	52.97	(12.2)	74.90	(22.4)	64.89
Forfeited	(0.3)	50.20	(2.8)	57.76	(3.1)	57.04

Outstanding at December 31, 2003	21.3	61.58	87.6	47.23	108.9	50.03

Granted 1)	1.7	47.35	26.5	46.62	28.2	46.66
Settled	(9.3)	61.54	(27.2)	52.50	(36.5)	54.79
Forfeited	(0.2)	51.90	(5.6)	46.00	(5.8)	46.24

Outstanding at December 31, 2004	13.5	59.97	81.3	45.35	94.8	47.43

1) Includes shares approved by the Compensation Committee subsequent to December 31 as part of the year-end-compensation process. 18.4 million, 26.6 million and 5.7 million of these shares granted in 2004, 2003 and 2002, respectively, are attributable to future service periods and are therefore not considered outstanding for SFAS 123 purposes.
2) Includes 20.0 million shares granted in the option reduction program and 19.2 million special equity retention awards.

Other benefits

In prior years, certain employees received a part of their compensation in the form of a financial instrument linked to Credit Suisse First Boston’s long-term performance. Each unit entitles the holder to a potential future cash payment linked to Credit Suisse First Boston’s operating return on average allocated capital, taking into account the Group’s cost of capital. Units have a three-year vesting period and contractual term and are subject to forfeiture provisions. The number of units received by each individual was based upon a fixed monetary amount approved by the Compensation Committee on the date of grant.

In 2002 and 2001, employees were granted 377,500 units with an initial value of USD 377 million. No additional units were granted in 2004 and 2003, and there were 36,800 units forfeited as of December 31, 2004.

33 Compensation to and equity holdings of members of the Board of Directors and the most senior executive body

COMPENSATION TO AND EQUITY HOLDINGS OF MEMBERS OF THE BOARD OF DIRECTORS

Compensation to Board members is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to Board members for the period between two Annual Shareholders’ Meetings is set by the Board of Directors based on the recommendation by the Compensation Committee. Board compensation for members with no functional duties (eight individuals) is in the form of blocked Credit Suisse Group registered shares of CHF 0.50 nominal value, which are restricted for a period of four years. However, Board members may elect to receive up to 35% of their compensation in cash.

Board members with functional duties (three individuals) receive a variable component of compensation for their services as members of the Board in addition to the fixed compensation, as set by the Board of Directors. Such compensation is paid in the form of cash and/or Credit Suisse Group registered shares, as determined by the Compensation Committee during the annual compensation process.

All Board members’ compensation is subject to a review of Board compensation levels at comparable companies, which is conducted by an independent compensation consultant, and self-assessment of Board performance.

The following table presents the allocation of 2004/05 compensation:
in CHF m, except where indicated	Cash	Equity value	Total remuneration	Number of shares	1)	Number of options	Pension and benefits

11 individuals	11.3	7.5	18.8	160,099		n/a	0.43
of which highest paid 2)	8.0	4.0	12.0	84,300		n/a	0.02

1) Value of shares included in total remuneration.
2) Highest paid is included in the consolidated Board of Directors figures above.

Additional fees and remunerations

Certain former members of the Board of Directors (three individuals) received benefits in kind in the form of office use, secretarial support, etc.

No additional fees, severance payments or remuneration were paid to current or former members of the Board of Directors or related parties during 2004.

The following table shows the aggregate number of Credit Suisse Group registered shares held by members of the Board of Directors (ten individuals):
December 31	Number of shares

2004	568,323

The following table shows options on shares granted to one member of the Board of Directors, as of December 31, 2004, as part of his prior years compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2002	75,000	03.12.12	34.10
2001	97,792	25.01.11	84.75
2000	100,000	01.03.10	74.00
1999	100,000	18.02.09	57.75

Compensation to and equity holdings of members of the most senior executive body

Compensation to the members of the Group’s senior executives is set by the Compensation Committee in accordance with its Charter, based on an extensive review of competitor market data as well as individual contributions and company performance.

Credit Suisse Group’s most senior executive body is the Group Executive Board Committee (six individuals, including the Group Chief Executive Officer as Chairman), which was established effective July 13, 2004. The Group Executive Board was the senior executive body prior to the establishment of the Group Executive Board Committee. For the period prior to July 13, 2004, data for the entire Group Executive Board is included.

The members of the Group Executive Board Committee and Group Executive Board received their base salaries and a portion of their variable compensation in cash or shares, and the remaining part of their variable compensation in the form of restricted, performance-based Credit Suisse Group equity awards. Reference is made to note 32 for a description of the Group’s equity awards.

In addition, the Compensation Committee granted a limited number of incentive options under the provisions of the Credit Suisse Group Master Share Plan to certain members of the Group Executive Board as described above. Such options were granted at a price not less than the fair market value of the underlying Credit Suisse Group share at the date of grant. The options awarded for 2004 vest and become exercisable on each of the first, second and third anniversaries of the grant date and expire after ten years.

The following table presents the allocation of 2004 compensation:
in CHF m, except where indicated	Cash	Value of equity awards	Total remuneration	Number of equity awards	1)	Number of options	1)	Pension and benefits

13 individuals as of January 1, 2004, and 6 individuals as of July 13, 2004 and December 31, 2004	70.4	57.9	128.3	1,165,083		169,924		2.8

1) Value of shares and options included in equity value and total remuneration.

Individuals who retired from their functions during the 2004 financial year received cash compensation relating to the performance of their respective duties.

Additional fees and remunerations

Certain former members of the Group Executive Board (three individuals) received benefits in kind in the form of office use, secretarial support, etc.

No additional fees, severance payments or remuneration were paid to current or former members of the Group Executive Board Committee or Group Executive Board or related parties during 2004.

The following table shows the aggregate number of Credit Suisse Group shares held by members of the Group executive Board Committee (four individuals):
December 31	Number of shares

2004	1,833,693

The following table shows options on shares granted to two members of the Group Executive Board Committee, as of December 31, 2004, as part of their prior years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2004	169,924	30.04.14	45.70
2003	1,000,000	22.01.13	30.60
2001	368,400	25.01.11	84.75
2000	140,000	01.03.10	74.00

34 Pension and other post-retirement benefits

The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the United States, the United Kingdom and Germany. The measurement date for the Group’s defined benefit pension and other post-retirement defined benefit plans is September 30.

Swiss pension plans

The pension funds of the Group in Switzerland are defined benefit plans and are set up as trusts domiciled in Zurich and Winterthur. All employees in Switzerland are covered by these plans. The pension plan benefits exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 60% of all the Group’s employees participating in defined benefit plans, approximately 84% of the fair value of plan assets and approximately 80% of the pension benefit obligation of all defined benefit plans of the Group.

Employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 7.5% and 10.5%. The Group’s contributions are 167% of the employees’ contributions for the Credit Suisse Group main pension plan. For the Winterthur Swiss pension plan, the Group contributes at least the difference between the statutory costs of the plan and the contributions of the insured, the yield on the pension fund assets and the surplus from the Group insurance contracts, but in any event an amount equal to at least 100% of the employees’ contribution.

International pension plans

Various pension plans cover the Group’s employees in non-Swiss locations, including both defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Group’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

OTHer Post-retirement DEFINED benefit PLANS

In the United States and Canada, the Group sponsors other post-retirement defined benefit plans that provide health and welfare benefits for certain retired employees.

Defined benefit PENSION and other post-retirement DEFINED benefit plans

The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
	Defined benefit pension plans						Other post-retirement defined benefit plans

	Switzerland			International			International

Year ended December 31, in CHF m	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service costs on benefit obligation	288	308	355	113	182	199	2	2	1
Interest costs on benefit obligation	530	505	510	180	178	177	5	6	5
Expected return on plan assets	(761)	(732)	(763)	(178)	(165)	(173)	–	–	–
Amortization of
Unrecognized transition obligation/ (asset)	–	71	70	(5)	(2)	(2)	–	–	–
Prior service cost	36	36	32	3	4	4	–	–	–
Unrecognized (gains)/losses	–	–	3	42	32	8	–	2	–

Net periodic pension costs	93	188	207	155	229	213	7	10	6

Settlement (gains)/losses	–	–	–	3	4	6	–	–	–
Curtailment (gains)/losses	–	–	–	5	–	17	–	–	–
Termination losses	13	44	35	5	5	4	–	–	–

Total pension costs	106	232	242	168	238	240	7	10	6

The following table shows the changes in the projected benefit obligation and the fair value of plan assets during 2004 and 2003, and the amounts included in the Group’s consolidated balance sheet for the Group’s defined benefit pension and other post-retirement defined benefit plans as of December 31, 2004 and 2003, respectively:
	Defined benefit pension plans				Other post-retirement defined benefit plans

	Switzerland		International		International

in CHF m	2004	2003	2004	2003	2004	2003

Projected benefit obligation - beginning of the measurement period	14,550	13,492	3,232	3,289	93	72
Projected benefit obligation of countries added in current year	–	285	36	(85)	–	–
Plan participant contributions	206	213	4	2	1	1
Service cost	288	308	113	182	2	2
Interest cost	530	505	180	178	5	6
Plan amendments	–	–	6	3	–	–
Settlements	–	–	(8)	(76)	–	–
Curtailments	–	–	(19)	(25)	–	–
Special termination benefits	13	44	5	5	–	–
Actuarial (gains)/losses	(128)	363	174	(50)	(6)	28
Business combinations	–	–	–	–	–	–
Benefit payments	(713)	(660)	(94)	(118)	(6)	(6)
Exchange rate (gains)/losses	–	–	(125)	(73)	(7)	(10)

Projected benefit obligation - end of the measurement period	14,746	14,550	3,504	3,232	82	93

Fair value of plan assets - beginning of the measurement period	13,507	12,648	2,069	1,716	–	–
Assets of countries added in current year	–	275	26	–	–	–
Actual return on plan assets	430	491	168	229	–	–
Group contributions	411	540	547	361	5	5
Plan participant contributions	206	213	4	2	1	1
Settlements	–	–	(8)	(66)	–	–
Curtailments	–	–	–	–	–	–
Special termination benefits	–	–	–	–	–	–
Business combinations	–	–	–	–	–	–
Benefit payments	(713)	(660)	(94)	(118)	(6)	(6)
Exchange rate gains/(losses)	–	–	(109)	(55)	–	–

Fair value of plan assets - end of the measurement period	13,841	13,507	2,603	2,069	–	–

Total amount recognized
Funded status of the plan	(905)	(1,043)	(901)	(1,163)	(82)	(93)
Unrecognized
Net transition obligation/(asset)	–	–	(4)	(9)	–	–
Prior service cost	276	312	26	29	–	(1)
Net actuarial (gains)/losses	1,681	1,479	1,013	935	15	24
Fourth quarter employer contributions	85	94	21	22	1	1

Net amount recognized December 31	1,137	842	155	(186)	(66)	(69)

Amounts recognized in the balance sheet consist of
Prepaid benefit costs	549	475	393	72	–	–
Accrued benefit liability	(232)	(214)	(755)	(784)	(66)	(69)
Intangible asset	222	252	6	14	–	–
Accumulated other comprehensive income	598	329	511	512	–	–

Net amount recognized December 31	1,137	842	155	(186)	(66)	(69)

Accumulated benefit obligation - end of the measurement period	13,975	13,665	3,189	2,795	–	–

 In 2005, the Group expects to contribute CHF 613 million to the Swiss and International defined benefit pension plans, and CHF 5 million to other post-retirement defined benefit plans.

At September 30, 2004 and 2003, the total fair value of Credit Suisse Group debt securities included in plan assets were CHF 28 million and CHF 25 million, respectively, and the total fair value of Credit Suisse Group equity securities and options was CHF 547 million and CHF 201 million, respectively. At September 30, 2004 and 2003, CHF 4,197 million and CHF 4,193 million, respectively, of the plan assets of the Winterthur defined benefit pension plan were fully insured with Winterthur Life.

As of the measurement date, the projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets for defined benefit pension plans with a PBO in excess of plan assets and defined benefit pension plans with an ABO in excess of plan assets were as follows:
	PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets

	Switzerland		International		Switzerland		International

September 30, in CHF m	2004	2003	2004	2003	2004	2003	2004	2003

Projected benefit obligation	14,367	14,550	2,771	3,124	10,307	10,137	2,418	2,892
Accumulated benefit obligation	13,613	13,665	2,498	2,701	9,757	9,462	2,186	2,494
Fair value of plan assets	13,433	13,507	1,825	1,946	9,468	9,193	1,495	1,729

As of the measurement date in 2004 and 2003, defined benefit pension plans with an accumulated benefit obligation in excess of plan assets resulted in a CHF 271 million and CHF 98 million increase in the minimum pension liability included in Accumulated other comprehensive income , respectively.

Assumptions

The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the defined benefit pension plans as of the measurement date were as follows:
	Defined benefit pension plans

September 30, in %	2004	2003

Benefit obligations
Discount rate
Switzerland	3.8	3.8
International	5.4	5.6
Salary increases
Switzerland	2.3	2.3
International	3.8	3.7

Net benefit pension cost
Discount rate
Switzerland	3.8	3.8
International	5.6	5.6
Salary increases
Switzerland	2.4	2.3
International	3.7	3.9
Expected long-term rate of return on plan assets
Switzerland	5.2	5.6
International	6.6	7.0

As of September 30, 2004 and 2003, an annual weighted average discount rate of 6.0% was assumed in measuring the other post-retirement defined benefit obligation. For 2004 and 2003, an average discount rate of 6.0% and 6.3%, respectively, was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefits cost for 2004 and 2003, an annual weighted-average rate of increase of 8.0% and 7.2%, respectively, in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.8% by 2010 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement defined benefit obligation or expense.

Plan assets and investment strategy

The following table sets forth the weighted average asset allocation of the Group’s defined benefit pension plan assets as at the measurement date:
	Switzerland		International

September 30, in %	2004	2003	2004	2003

Equity securities	13.5	9.9	43.6	41.4
Debt securities	33.1	31.9	18.4	20.0
Real estate	13.1	13.9	1.2	2.5
Alternative investments	3.7	3.5	6.6	4.5
Insurance	26.4	27.1	23.0	27.3
Liquidity	10.2	13.7	7.2	4.3

Total	100.0	100.0	100.0	100.0

The Credit Suisse Group defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equities, fixed income investments and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as between growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Credit Suisse Group pension plan follows defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

The Winterthur defined pension plan is an insured plan. The determination of the long-term rate of return is based on the bonus expectations of the insurance contracts with Winterthur Life. The plan assets are invested in insurance contracts with Winterthur Life and in Winterthur managed funds. The Investment Committee of the plan decided not to invest at its own risk until it expects to achieve a higher rate of return on assets than the return on the Winterthur portfolio. This decision is reviewed quarterly.

The weighted average target asset allocation of the Group's defined benefit pension plan assets as at the measurement date was:
September 30, 2004, in %	Switzerland	International

Equity securities	15.0	40.0
Debt securities	30.0	20.0
Real estate	15.0	5.0
Alternative investments	5.0	5.0
Insurance	25.0	25.0
Liquidity	10.0	5.0

Estimated future benefit payments for defined benefit PENSION and other post-retirement defined benefit plans

The following table presents benefit payments for defined benefit pension and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:
in CHF m	Defined benefit pension plans	Other post- retirement defined benefit plans

2005	894	5
2006	902	5
2007	915	5
2008	925	6
2009	946	6
Years 2010-2014	4,946	36

Defined Contribution PENSION Plans

Credit Suisse Group also contributes to various defined contribution pension plans primarily in the United States and the United Kingdom but also in other countries throughout the world. The contribution to these plans during 2004, 2003 and 2002, was CHF 280 million, CHF 122 million and CHF 164 million, respectively.

35 Related party transactions

Loans to members of the Board of Directors of Credit Suisse Group:				1)
in CHF m	2004	2003	2002

Balance January 1	24	30	21
Additions	3	6	9
Reductions	1	12	0

Balance December 31	26	24	30

1) None of the members of the Board of Directors has any executive function within the Group, which would require aggregated disclosure of outstanding loans with those of the members of the most senior executive body. The number of individuals with outstanding loans at the beginning and at the end of the year was nine and six, respectively.

Loans to members of the most senior executive body:				1)
in CHF m	2004	2003	2002

Balance January 1	6	22	33
Additions	13	6	3
Reductions	6	22	14

Balance December 31	13	6	22

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was six and four, respectively.

Loans outstanding made by the Group or any subsidiaries to equity method investees:
in CHF m	2004	2003	2002

Balance January 1	604	728	276
Movements	190	(124)	452

Balance December 31	794	604	728

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse Group and the most senior executive body, the Group Executive Board Committee, are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Group Executive Board Committee are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to all employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. In addition, some individuals have outstanding loans in connection with certain private equity investment opportunities that the Group provides to certain of its employees under widely available employee benefit plans. Interest rates applied are based on refinancing costs plus a margin.

In principle, members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2004, the total exposure to such related parties amounted to CHF 61 million, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2004 did not exceed CHF 87 million.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which Credit Suisse Group Board members assume management functions or board member responsibilities. With one exception, none of the members of the Board of Directors or companies affiliated with them have important business relationships with Credit Suisse Group or its banking subsidiaries. All relationships with the directors and their affiliated companies are in the ordinary course of business and are granted at arms’-length.

In addition, one of the Group’s indirect subsidiaries has agreed to invest USD 100 million in an investment fund managed by a registered investment adviser owned and controlled by two close family members of a member of the Group Executive Board. The terms of the Group’s investment, including the fund’s structure and fee arrangements, were negotiated on an arms’-length basis with the investment adviser.

36 Derivatives and hedging activities

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

Further, the Group enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

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

Trading activities

The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2004, were used for trading activities.

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

Fair value hedges

The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk, the Group uses:

– Cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and

– Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

The following table sets forth details of fair value hedges:
December 31, in CHF m	2004	2003	2002

Net gain/(loss) of the ineffective portion	32	50	(6)
Fair value of open derivative transactions used as fair value hedges	4,190	3,755	2,342

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

The following table sets forth details of cash flow hedges:
December 31, in CHF m	2004	2003	2002

Net gain/(loss) of the ineffective portion	0	1	0
Expected reclassification from AOCI into earnings during the next twelve months	(1)	(2)	(5)
Fair value of open derivative transactions used as cash flow hedges	23	94	69

Net investment hedges

The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

The following table sets forth details of net investment hedges:
December 31, in CHF m	2004	2003	2002

Net gain/(loss) hedges included in the AOCI	(117)	15	0

37 Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Collateral received	Carrying Value	2)

Credit guarantees and similar instruments	3,167	1,353	3,308	2,597	10,425	8,907		3,992	12
Perfomance guarantees and similar instruments	3,371	1,445	780	790	6,386	5,694		3,552	112
Securities lending indemnifications	24,808	0	0	0	24,808	24,808		24,808	0
Derivatives	50,087	58,764	96,103	42,500	247,454	247,454		186	2,482
Other guarantees 3)	2,314	271	171	356	3,112	3,112		1,348	25

Total guarantees	83,747	61,833	100,362	46,243	292,185	289,975		33,886	2,631

December 31, 2003, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Credit guarantees and similar instruments	4,933	2,206	1,901	1,107	10,147	8,194		4,504
Performance guarantees and similar instruments	3,240	1,043	1,063	194	5,540	4,841		2,156
Securities lending indemnifications	21,888	0	0	0	21,888	21,888		21,888
Derivatives	89,509	37,797	72,383	17,049	216,738	216,738		228
Other guarantees 3)	2,017	235	79	370	2,701	2,701		1,056

Total guarantees	121,587	41,281	75,426	18,720	257,014	254,362		29,832

1) Total net amount relates to gross amount less any participations.
2) As of December 31, 2003, the Group's carrying value was CHF 4.0 billion.
3) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Credit guarantees are contracts that require the Group to make payments, should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

As part of the Group’s commercial mortgage activities in the US, the Group sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses, should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

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

Under certain circumstances, the Group has provided investors in private equity funds sponsored by a Group entity, guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

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

Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. FIN 45 does not require disclosures about derivative contracts if such contracts may be cash settled, and the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts. For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts, and therefore does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable, as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the balance sheet.

Other guarantees include acceptances, residual value guarantees and all other guarantees that are not allocated to one of the captions above.

The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposals-related contingencies

In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements. These indemnification provisions, sales price adjustments and the cost of reinsurance protection for risk retained resulted in charges to the statement of income of CHF 413 million, CHF 341 million and CHF 93 million in the years ended December 31, 2004, 2003 and 2002, respectively. Contingencies with respect to significant indemnification provisions provided by the Group are discussed below.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review of any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at December 31, 2004 for this sale-related contingency, net of pre-payments to and risks retained by XL, amounted to CHF 623 million (USD 550 million). The provision, which reflects the adverse development of CHF 737 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data recently provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of the facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the independent actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the independent actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for Winterthur International sale-related contingencies. In February 2005, Winterthur and XL submitted their respective determinations of the SNRA to the independent actuary. The current difference between the two positions under review by the independent actuary is CHF 1,029 million (USD 909 million).

In addition to the SPA, Winterthur has several other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, in the fourth quarter of 2004, XL submitted the first details of its claims relating to an alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur has evaluated these claims and on the basis of the facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

In 2003, the Group entered into a profit and loss sharing agreement with the purchaser of Churchill. In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one specific line of business of a subsidiary of Churchill. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed twice each year.

Other indemnifications

The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

LEASE COMMITMENTS

The following table sets forth details of future minimum operating lease commitments under non-cancellable operating leases:
Year ended December 31, in CHF m

2005	675
2006	611
2007	540
2008	499
2009	455
Thereafter	5,288

Future operating lease commitments	8,068

Less minimum non-cancellable sublease rentals	1,152

Total net future minimum lease commitments	6,916

The following table sets forth details of rental expenses for all operating leases:
Year ended December 31, in CHF m	2004	2003	2002

Minimum rentals	946	896	943
Sublease rental income	(154)	(57)	(34)

Total net rental expenses	792	839	909

Other commitments

The following table sets forth details of other commitments:
December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,356	5	28	1	4,390	4,076	1,577
Loan commitments	56,994	39,793	25,400	27,420	149,607	149,607	83,209
Forward reverse repurchase agreements	15,268	58	0	0	15,326	15,326	15,326
Other	1,003	419	216	987	2,625	2,625	567

Total other commitments	77,621	40,275	25,644	28,408	171,948	171,634	100,679

December 31, 2003, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	3,463	12	6	0	3,481	3,212	599
Loan commitments	61,989	43,605	14,608	25,728	145,930	145,930	84,821
Forward reverse repurchase agreements	12,537	0	0	0	12,537	12,537	12,537
Other	293	133	317	1,541	2,284	2,283	396

Total other commitments	78,282	43,750	14,931	27,269	164,232	163,962	98,353

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payment to an exporter against presentation of shipping and other documents.

Loan commitments represent unused irrevocable credit facilities that cannot be revoked at any time without prior notice.

Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transaction takes place on a specified future date.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

38 Securitization activity

The Group originates and purchases commercial and residential mortgages for the purpose of securitization. The Group sells these mortgage loans to qualified special purpose entities (QSPEs) or other variable interest entities (VIEs), which are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

The Group purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Group directly, or indirectly through affiliates, to QSPEs or other VIEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are securities backed by the assets transferred to the CDO VIEs and pay a return based on the returns on those assets. Investors typically have recourse to the assets in the CDO VIEs. The investors and the CDO VIEs have no recourse to the Group’s assets.

The following table summarizes cash flows received from securitization trusts and pre-tax gains/(losses) recognized by the Group on securitizations:
Year ended December 31, in CHF m	2004	2003	2002

Commercial mortgage loans
Proceeds from new securitizations	13,396	10,045	7,928
Gains/(losses) on securitizations and underwriting fees received 1)	368	333	226

Residential mortgage loans
Proceeds from new securitizations	53,795	91,027	35,685
Gains/(losses) on securitizations and underwriting fees received 1)	72	(122)	(217)

Collateralized debt obligations (CDO)
Proceeds from new securitizations	8,612	17,056	16,108
Gains/(losses) on securitizations and underwriting fees received 1)	85	95	108

Other asset-backed securities 2)
Proceeds from new securitizations	9,775	7,047	1,963
Gains/(losses) on securitizations and underwriting fees received 1)	5	55	30

1) Includes the effects of hedging, underwriting and retained interest gains and losses but excludes all gains or losses, including net interest revenues, on assets prior to securitization. The net revenues earned while holding the residential mortgage loans prior to securitization significantly exceeded the amount of the losses from securitization.
2) Primarily includes home equity loans.

Included in residential mortgage loans in the table above are proceeds of CHF 18.4 billion and CHF 54.4 billion related to the securitization of agency mortgage-backed securities for the years ended December 31, 2004 and 2003, respectively. For the years ended December 31, 2004 and 2003, the Group realized gains of CHF 6 million and CHF 61 million, respectively, from these securitizations.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Group’s exposure in its securitization activities is generally limited to its retained interests. Retained interests in securitized financial assets are included at fair value in Trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Group does not retain material servicing responsibilities from its securitization transactions.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

Key economic assumptions used in measuring, at the date of securitization, the fair value of the retained interests resulting from securitizations completed during the years ended December 31, 2004 and 2003, were as follows:
	2004						2003

December 31, in CHF m	Commer- cial mortgage loans	1)	Residential mortgage loans	Collaterali- zed debt obligations	2)	Other asset- backed securities	Commer- cial mortgage loans	1)	Residential mortgage loans	Collaterali- zed debt obligations	2)	Other asset- backed securities

Weighted-average life (in years)	4.0		3.6	16.7		2.2	3.0		4.5	8.6		3.1
Prepayment speed assumption (in rate per annum), in % 3)	n/a		187-500	n/a		417-500	n/a		200-1,167	n/a		583

Cash flow discount rate (in rate per annum), in % 4)	7.3		2.8-39.5	4.8-16.0		11.1-15.0	7.8-12.8		11.9-38.9	2.9-5.9		2.3-10.4
Expected credit losses (in rate per annum), in %	0.2-19.3		0.1-39.9	0.2-16.3		0.4-11.6	1.1-23.3		0.2-30.6	0.1-29.4		1.2-7.7

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2004, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:
in CHF m, except where indicated	Commercial mortgage loans	1)	Residential mortgage loans	Collateralized debt obligations	2)	Other asset- backed securities

Carrying amount / fair value of retained interests	19		2,077	258		67
Weighted-average life (in years)	3.4		4.1	12.3		2.2
Prepayment speed assumption, in % 3)	n/a		17-2,381	n/a		300-900
Impact on fair value from 10% adverse change	n/a		(7.3)	n/a		–
Impact on fair value from 20% adverse change	n/a		(11.1)	n/a		–

Cash flow discount rate, in % 4)	9.6		2.3-5.5	10.4		13.5
Impact on fair value from 10% adverse change	–		(29.8)	(11.5)		(1.1)
Impact on fair value from 20% adverse change	(1.1)		(58.5)	(24.2)		(2.3)

Expected credit losses	5.4		1.9	5.3		9.3
Impact on fair value from 10% adverse change	–		(7.1)	(5.4)		(1.1)
Impact on fair value from 20% adverse change	–		(14.3)	(12.0)		(1.1)

1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2) Collateralized debt obligations are generally structured to be protected from prepayment risk.
3) Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.
4) The rate is based on the weighted-average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities and therefore should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

39 Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision to the original pronouncement, FIN 46, in order to address various implementation issues that had arisen and to provide companies with the option of deferring the adoption of FIN 46R for certain VIEs to periods ending after March 15, 2004.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Group may retain interests in VIEs. Substantially all of the consolidated assets of the VIEs act as collateral for related consolidated liabilities. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2004 the Group consolidated all VIEs for which it is the primary beneficiary under FIN 46R or the original provisions of FIN 46. For the year ended December 31, 2004, the Group recorded net revenue of CHF 1,073 million as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the Consolidated statements of income.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:
December 31, in CHF m	Carrying value of VIEs' total assets 2004	Carrying value of VIEs' total assets 2003

Collateralized debt obligations	57,517	45,982
Commercial paper conduits	4,456	7,730
Financial intermediation	67,326	88,367

Total	129,299	142,079

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:
December 31, in CHF m	VIEs total assets 2004	VIEs total assets 2003

Collateralized debt obligations	1,398	2,425
Commercial paper conduits	3	1,715
Financial intermediation	11,119	1,401

Total assets consolidated pursuant to FIN 46R and FIN 46	12,520	5,541

In 2003, the cumulative effect of the Group’s adoption of FIN 46 for VIEs created before February 1, 2003, was an after-tax loss of CHF 15 million reported in the Consolidated statements of income as Cumulative effect of accounting changes, net of tax . For further details on the adoption of FIN 46, refer to note 2. In accordance with FIN 46R, prior period balances have not been restated.

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

The Group has consolidated all CDO VIEs for which it is the primary beneficiary as of December 31, 2004, resulting in the inclusion by the Group of approximately CHF 1.4 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.3 billion as of December 31, 2004.

Commercial paper conduits

During 2004, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party. This vehicle, which had issued commercial paper in the amount of CHF 7.7 billion as of December 31, 2003, was not consolidated by the Group.

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

As of December 31, 2004, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 9.6 billion, which consisted of CHF 4.5 billion of funded assets and the CP conduit’s commitments to purchase CHF 5.1 billion of additional assets.

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

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities is estimated to be CHF 22.6 billion, as of December 31, 2004, which represents the notional amount of any guarantees and the fair value of all other interests held. Commencing from the fourth quarter of 2004, the methodology for calculating maximum exposure to loss was harmonized across the Group, which is reflected in the significant reduction compared to December 31, 2003. This impacted mainly the balances reported by Credit Suisse First Boston, which previously reported the maximum exposure to loss as being equal to the total assets of the VIEs in which it was involved. However, as disclosed in previous reports, the fair value of the contracts was considered to be more representative of the actual maximum risk of loss. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

As of December 31, 2003, the Group deconsolidated approximately CHF 22.1 billion of assets and liabilities related to certain financial intermediation product entities. These entities were previously consolidated by the Group through its holding of voting interests, but they are considered as VIEs under FIN 46R. For these entities, the Group was not the primary beneficiary and accordingly, discontinued consolidation of these entities upon adoption of FIN 46R.

40 Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Group. The Group monitors exposures by counterparties, country, industry, product and business segments to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Group is diversified. Within Credit Suisse, and to a lesser extent within Winterthur, a large portion of exposure is from individual clients, particularly in residential mortgages in Switzerland. At Credit Suisse First Boston, a large portion of the exposure relates to transactions with financial institutions. However, in both cases, the customer base is extensive and the number and variety of transactions are broad. For Credit Suisse First Boston the business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia.

41 Fair value of financial instruments

The disclosure requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments (SFAS 107), encompass the disclosure of fair value of financial instruments for which it is practicable to estimate that value, whether or not this is recognized in the financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, real estate and premises, equity method investments and pension and benefit obligations.

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

For cash and other liquid assets and money market papers maturing within three months, the fair value is assumed to be approximate to book value, given the short-term nature of these instruments. This assumption is also applied to receivables and payables from the insurance business. For those items with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For non-impaired loans where quoted market prices are available, the fair value is based on such prices. For variable rate loans which reprice within three months, the book value is used as a reasonable estimate of fair value. For other non-impaired loans, the fair value is estimated by discounting contractual cash flows using the market interest rates for loans with similar characteristics. For impaired loans, the book value, net of valuation adjustments, is approximate to fair value.

The securities and precious metals trading portfolio is carried on the balance sheet at fair value.

The fair values of positive replacement values of derivative instruments, negative replacement values of derivative instruments, financial investments from the banking business, investments from the insurance business, and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or using other valuation techniques.

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

The following table sets forth the carrying value and the estimated fair values of the Group’s financial instruments recognized in the consolidated balance sheet:
	2004		2003

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Financial assets
Cash and due from banks	25,648	25,648	24,799	24,799
Interest bearing deposits with banks	4,947	4,958	2,992	3,015
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	267,169	267,190	257,083	257,269
Securities received as collateral	20,289	20,289	15,151	15,151
Trading assets	346,469	346,469	297,778	297,778
Investment securities	100,365	100,562	105,807	105,642
Loans	184,399	186,772	177,179	179,714
Other financial assets	11,580	11,735	6,205	6,441

Financial liabilities
Deposits	299,341	301,080	261,989	262,444
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	239,724	239,576	236,847	236,813
Obligations to return securities received as collateral	20,289	20,289	15,151	15,151
Trading liabilities	150,130	150,130	156,331	156,331
Short-term borrowings	15,343	15,342	11,497	11,497
Long-term debt	106,261	108,930	89,697	90,961

42 Assets pledged or assigned

The following table sets forth details of assets pledged or assigned:
December 31, in CHF m	2004	2003

Book value of assets pledged and assigned as collateral	143,949	142,320
of which assets provided with the right to sell or repledge	117,178	123,161
Fair value of collateral received with the right to sell or repledge	463,732	429,040
of which sold or repledged	428,837	406,910

As of December 31, 2004 and 2003, collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans. As of such dates, a substantial portion of the collateral received by the Group had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirement under securities laws and regulations, derivative transactions and bank loans.

The following table shows other information:
December 31, in CHF m	2004	2003

Cash restricted under foreign banking regulations	11,559	8,923
Swiss National Bank Liquidity 1 required cash reserves	2,051	2,047

Cash restricted under Swiss and foreign banking regulations	13,610	10,970

43 Capital adequacy

Banking businesses

The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission, or SFBC, and Bank for International Settlements, or BIS, guidelines. These guidelines are used to evaluate risk-based capital adequacy. All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group bases its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital CHF 2.1 billion of equity from special purpose entities, which have been deconsolidated under FIN 46R.

For purposes of complying with SFBC and BIS capital requirements, total capital is divided into three categories. Tier 1 capital comprises shareholders’ equity according to US GAAP or Swiss GAAP, respectively, with US GAAP shareholders’ equity being increased by the Group’s mandatory convertible securities and the equity from special purpose entities as described above. Among other items, this is adjusted by anticipated dividends, the Group’s holdings of its own shares outside the trading book, goodwill and an adjustment for the Group’s investment in Winterthur as described below. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total capital. Under both SFBC and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

In 2003, the SFBC refined the capital treatment of the Group’s investment in Winterthur. According to the new decree, which came effective as of August 28, 2003, the capital charge for the insurance business is no longer reflected as an addition to risk-weighted assets but as a reduction to the eligible tier capitals.

At December 31, 2004 and 2003, the Group was adequately capitalized under the regulatory provisions outlined under both SFBC and BIS guidelines.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
December 31, in CHF m, except where indicated	2004

Risk-weighted positions	187,775
Market risk equivalents	11,474

Total risk-weighted assets	199,249

Total shareholders' equity	36,273

Adjustments to shareholders' equity
Mandatory convertible securities	1,250
Non-cumulative perpetual preferred securities	2,118
Investment in Winterthur (50%)	(3,455)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(11,590)
Tier 1 capital	24,596

Tier 2 capital
Upper Tier 2	3,446
Lower Tier 2	9,089

Tier 2 capital	12,535

Total Tier 3 capital	–
Less deductions
Participations in and subordinated bonds of banks and financing companies	(555)
Investment in Winterthur (50%)	(3,455)

Total capital	33,121

Tier 1 capital	24,596

of which non-cumulative perpetual preferred securities	2,118
Tier 1 ratio	12.3%

Total capital	33,121

Total capital ratio	16.6%

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
December 31, in CHF m, except where indicated	2003

Risk-weighted positions	176,911
Market risk equivalents	13,850

Total risk-weighted assets	190,761

Total shareholders' equity	34,692

Adjustments to shareholders' equity
Investment in Winterthur (50%)	(2,611)
Adjustments for goodwill, minority interests, own shares and dividend accruals	(9,794)

Tier 1 capital	22,287

Tier 2 capital
Upper Tier 2	3,497
Lower Tier 2	10,622

Tier 2 capital	14,119

Total Tier 3 capital	–
Less deductions
Participations in and subordinated bonds of banks and financing companies	(588)
Investment in Winterthur (50%)	(2,611)

Total capital	33,207

Tier 1 capital	22,287

of which non-cumulative perpetual preferred securities	2,167
Tier 1 ratio	11.7%

Total capital	33,207

Total capital ratio	17.4%

All calculations as of December 31, on the basis of Swiss GAAP. In 2003, the method for the capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator.

Broker-dealer operations

Certain Group broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2004, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Insurance businesses

The insurance entities of the Group are required to maintain minimum solvency margins in accordance with local insurance regulatory requirements. Insurance companies granted an insurance license in Switzerland are required to maintain solvency margins.

The solvency margin for non-life is the greater of two calculations: (1) the premium margin based on the gross premium income for the latest financial year; and (2) the claims margin, based on the gross average claims expense for the last three financial years. The premium margin is calculated by taking 16-18% of the appropriate premium income less a deduction of up to 50% for the average gross claims incurred in the last three financial years that were reinsured. The claims margin is calculated by multiplying 23-26% by the appropriate claims expense of up to 50% for the average gross claims incurred in the last three financial years that were reinsured. The required solvency margin is the higher of the above two margins. In addition, the requirement for liability business is increased by 50%.

Life insurance companies are required to maintain a margin of approximately 4% of insurance reserves (1% of separate account reserves) plus 0.03% of the amount at risk under insurance policies.

The minimum solvency margin requirements in Switzerland are similar to the requirements for European Union (EU) member countries in accordance with EU directives. Regulators outside the EU impose various capital and solvency requirements on insurers operating within their jurisdiction. Additionally, some local regulators require companies to maintain solvency margins that are higher than the solvency margins provided for by the regulations.

At December 31, 2004, the Group’s major insurance subsidiaries were in compliance with all applicable solvency requirements.

As an insurance group, Winterthur is subject to supervision by the Swiss insurance regulator, the Federal Office of Private Insurance (FOPI). The FOPI group solvency calculation is very similar to the EU group model, but differs in detail, with the aim of reducing complexity. The available capital under the new model is based on US GAAP consolidated equity including minority interests increased by balance sheet items with equity characters and reduced by intangible assets. The capital requirements follow Swiss statutory requirements, which are identical to those of the EU.

As of year-end 2004, the available solvency capital of Winterthur exceeded the minimum required solvency margin.

Dividend restrictions

Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay, for example, corporate law as defined by the Swiss Code of Obligations. At December 31, 2004, the Group was not subject to significant restrictions on its ability to pay dividends.

44 Assets under management

The following table sets forth details of assets under management and net new assets as prescribed by the Swiss Federal Banking Commission:
December 31, in CHF bn	2004	2003

Assets in own-managed funds	220.1	218.7
Assets with discretionary mandates	375.7	367.2
Other assets under management	624.9	595.2

Assets under management (including double counting)	1,220.7	1,181.1

of which double counting 1)	125.7	133.6

Additional information
Assets under management from the insurance business included in assets in own-managed funds and assets with discretionary mandates	139.6	139.2

Year ended December 31, in CHF bn

Net new assets	32.9	5.0

Assets under management are stated according to the guidelines of the accounting regulations of the Swiss Federal Banking Commission (SFBC Newsletter No. 29 on the disclosure of assets under management).
1) Double counting consists of own-managed funds included in assets with discretionary mandate or in other assets under management.

45 Litigation

In accordance with SFAS No. 5, Accounting for Contingencies (SFAS 5), Credit Suisse Group recorded in 2002 reserves for certain significant matters, including a reserve of USD 150 million for the agreement in principle with various US regulators relating to research analyst independence and the allocation of IPO shares to corporate executives and directors and a USD 450 million reserve for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. In 2003, Credit Suisse Group paid approximately USD 150 million with respect to the agreement with the US regulators relating to research analyst independence and the allocation of IPO shares to corporate executives and directors. Management’s best estimate of the potential exposure pursuant to SFAS 5, related to research analyst independence, certain IPO allocation practices, Enron and other related private litigation has not changed except that USD 15 million of the reserve has been applied to settlements of claims covered by such reserve through December 31, 2004.

The UK tax authority has issued formal assessments relating to national insurance contributions on the exercise of certain categories of options over shares and securities granted to employees in respect of the years 1997 to 2001 only. The maximum additional amount of national insurance payable would be CHF 381 million. The Group disputes the claim and intends to vigorously defend its position, including the pursuit of appropriate judicial procedures. Although the final resolution of the claim is uncertain, based on currently available information, management believes that it has appropriately accrued for this claim.

Credit Suisse Group is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. Contingencies with respect to significant provisions provided by the Group are discussed below. Also refer to the discussion on the Winterthur International matter discussed in note 37.

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

46 Foreign currency translation rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:
			Year-end rate used in the balance sheet		Average rate used in the income statement

in CHF			31.12.04	31.12.03	2004	2003	2002

1	US dollar	(USD)	1.1320	1.2357	1.2400	1.3500	1.5600
1	Euro	(EUR)	1.5439	1.5590	1.5400	1.5200	1.4700
1	British pound sterling	(GBP)	2.1834	2.2023	2.2800	2.2000	2.3300
1	Canadian dollar	(CAD)	0.9411	0.9569	0.9600	0.9600	1.0000
1	Singapore dollar	(SGD)	0.6933	0.7267	0.7400	0.7700	0.8700
1	Hong Kong dollar	(HKD)	0.1456	0.1592	0.1596	0.1728	0.1995
100	Japanese yen	(JPY)	1.1023	1.1556	1.1500	1.1600	1.2400

47 Significant subsidiaries and associates

Significant subsidiaries

As of December 31, 2004:
% of equity capital held	Company name	Domicile	Currency	Capital in m

Credit Suisse Group		Zurich, Switzerland
100	Credit Suisse	Zurich, Switzerland	CHF	3,114.7
100	Credit Suisse First Boston	Zurich, Switzerland	CHF	4,399.7
100	"Winterthur" Swiss Insurance Company	Winterthur, Switzerland	CHF	260.0
99	Neue Aargauer Bank	Aarau, Switzerland	CHF	136.9
100	Bank Leu AG	Zurich, Switzerland	CHF	200.0
100 1)	Bank Hofmann AG	Zurich, Switzerland	CHF	30.0
88	Clariden Holding AG	Zurich, Switzerland	CHF	8.1
100	BGP Banca di Gestione Patrimoniale S.A.	Lugano, Switzerland	CHF	50.0
100	Credit Suisse Fides	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
100	Credit Suisse IT Assets AG	Zurich, Switzerland	CHF	2.4
100	Fides Information Services	Zurich, Switzerland	CHF	1.0
100	Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0
100	Credit Suisse Group Finance (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	0.1
100	CSFB LP Holding	Zug, Switzerland	CHF	0.1
100	CSFB IGP	Zug, Switzerland	CHF	0.1
100	Credit Suisse Group PE Holding AG	Zug, Switzerland	CHF	12.0
100 2)	Credit Suisse First Boston International	London, United Kingdom	USD	682.3
100 3)	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0
88	Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5
100	Wincasa	Winterthur, Switzerland	CHF	1.5
100	Inreska Ltd.	St. Peter Port, Guernsey	GBP	3.0

1) 33% held by Credit Suisse.
2) 80% held directly and indirectly by Credit Suisse First Boston.
3) 58% held by Credit Suisse.

As of December 31, 2004:
% of equity capital held	Company name	Domicile	Currency	Capital in m

Credit Suisse		Zurich, Switzerland
96	City Bank	Zurich, Switzerland	CHF	7.5
100	Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
100	Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	32.5
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	60.0
100	Credit Suisse (France) Holding SA	Paris, France	EUR	8.6
100	Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	50.0
100	Credit Suisse Hottinguer	Paris, France	EUR	52.9
100	Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0
100	CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100	FLCM Holding Co., Inc.	Wilmington, United States	USD	23.7
55	Global Asset Program Balanced AG	Frankfurt, Germany	EUR	0.1
0 1)	Global Asset Program (Luxembourg) SA	Luxembourg, Luxembourg	EUR	0.1
100	JOHIM CS Limited	London, United Kingdom	GBP	0.0
100	Pearl Investment Management Ltd.	Nassau, Bahamas	USD	0.1
100	Swiss American Corporation	New York, United States	USD	38.9

1) Voting rights 0%, controlled by other means.

As of December 31, 2004:
% of equity capital held	Company name	Domicile	Currency	Capital in m

Credit Suisse First Boston		Zurich, Switzerland
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco de Investimentos Credit Suisse First Boston S.A.	Sao Paulo, Brazil	BRL	164.8
100	ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37.8
100	Credit Suisse First Boston Australia Equities Limited	Sydney, Australia	AUD	13.0
100	Credit Suisse First Boston (Bahamas) Limited	Nassau, Bahamas	USD	16.9
100	Credit Suisse First Boston (Cayman) Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse First Boston (Europe) Limited	London, United Kingdom	USD	27.3
100	Credit Suisse First Boston (Hong Kong) Limited	Hong Kong, China	HKD	397.7
75	Credit Suisse First Boston (India) Securities Private Limited	Mumbai, India	INR	979.8
100	Credit Suisse First Boston (Singapore) Limited	Singapore, Singapore	SGD	278.4
100	Credit Suisse First Boston (USA), Inc.	Wilmington, United States	USD	184.8
100	Credit Suisse First Boston Australia Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse First Boston Australia Securities Limited	Sydney, Australia	AUD	38.4
100	Credit Suisse First Boston Canada Inc.	Toronto, Canada	CAD	3.4
100	Credit Suisse First Boston Capital LLC	Wilmington, United States	USD	337.6
100	Credit Suisse First Boston LLC	Wilmington, United States	USD	5,484.2
100	Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0
100	Credit Suisse First Boston Management LLC	Wilmington, United States	USD	897.7
100	Credit Suisse First Boston Securities (Japan) Limited	Hong Kong, China	USD	730.6
100	Credit Suisse First Boston Private Equity, Inc.	Wilmington, United States	USD	0.0
100	DLJ Capital Funding, Inc.	Wilmington, United States	USD	0.0
100	DLJ Capital Corporation	Wilmington, United States	USD	0.0
100	Merban Equity	Zug, Switzerland	USD	0.1
100	Credit Suisse Asset Management (Australia) Limited.	Sydney, Australia	AUD	0.3
100	Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100	Credit Suisse Asset Management (France) SA	Paris, France	EUR	31.6
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	0.0
100	Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0

As of December 31, 2004:
% of equity capital held	Company name	Domicile	Currency	Capital in m

100	Credit Suisse Trust and Banking Co., Ltd.	Tokyo, Japan	JPY	9,000.0
100	Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0
100	Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37.5
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100	Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0
100	Credit Suisse First Boston Australia (Holdings) Limited	Sydney, Australia	AUD	42.0
100	Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	0.2
100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100 1)	Credit Suisse First Boston, Inc.	Wilmington, United States	USD	187.1
100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100	Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
80	Column Guaranteed LLC	Wilmington, United States	USD	32.9
100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100	DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100	Column Canada Financial Corp.	Toronto, Canada	USD	0.0
100	Credit Suisse First Boston Financial Corporation	Wilmington, United States	USD	0.0
100	Banco Credit Suisse First Boston (Mexico), S.A.	Mexico City, Mexico	MXN	726.6
100	Credit Suisse Leasing 92A, L.P.	New York, United States	USD	86.0
100	Boston RE Ltd.	Hamilton, Bermuda	USD	2.0

1) 43% of voting rights held by Credit Suisse Group, Guernsey Branch.

As of December 31, 2004:
% of equity capital held	Company name	Domicile	Currency	Capital in m

Winterthur Group		Winterthur, Switzerland
100	Winterthur Life	Winterthur, Switzerland	CHF	175.0
100	Credit Suisse Life Insurance Co. Ltd	Tokyo, Japan	JPY	18,860.0
80	Credit Suisse Life & Pensions penzijni fond a.s.	Brno, Czech Republic	CZK	142.2
65	Credit Suisse Life & Pensions pojiÅtovna a.s.	Prague, Czech Republic	CZK	374.0
100	Credit Suisse Life & Pensions Aktiengesellschaft	Vaduz, Liechtenstein	CHF	15.0
70	Credit Suisse Life & Pensions Powszechne Towarzystwo Emerytalne S.A.	Warsaw, Poland	PLN	105.0
65	Credit Suisse Life & Pensions Towarzystwo Ubezpieczen na Zycie S.A.	Warsaw, Poland	PLN	54.0
100	Winterthur Alternative Investment Strategies Limited	George Town, Cayman Islands	USD	550.0
100	Credit Suisse Life & Pensions (Bermuda) Ltd	Hamilton, Bermuda	USD	0.3
100	Credit Suisse Life & Pensions (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	12.8
100	Vitur PCC Ltd	St. Peter Port, Guernsey	CHF	115.0
65	Credit Suisse Life & Pensions, Biztositó Rt.	Budapest, Hungary	HUF	3,604.0
65	Credit Suisse Life & Pensions Pénztárszolgáltató Rt.	Budapest, Hungary	HUF	701.0
51	Credit Suisse Life & Pensions Slovensko, a.s.	Bratislava, Slovakia	SKK	773.0
100	Credit Suisse Life & Pensions poistovÅâ, a.s.	Bratislava, Slovakia	SKK	135.0
96	Winterthur-Europe Assurances	Brussels, Belgium	EUR	200.0
97	Winterthur-Europe Vie S.A.	Luxembourg, Luxembourg	EUR	10.7
100	Touring Assurances SA	Brussels, Belgium	EUR	9.2
100	Les Assurés Réunis	Brussels, Belgium	EUR	4.2
100	Hispanowin S.A.	Barcelona, Spain	EUR	97.8
100	Winterthur Seguros Generales, S.A. de Seguros y Reaseguros	Barcelona, Spain	EUR	62.7
100	Winterthur Inmuebles S.A.	Barcelona, Spain	EUR	56.8
100	Winterthur Vida Sociedad Anónima de Seguros y Reaseguros sobre la Vida	Barcelona, Spain	EUR	53.0
100	Winterthur Inmuebles 2 S.A.	Barcelona, Spain	EUR	55.9
100	Winterthur Salud de Seguros	Barcelona, Spain	EUR	7.9
100	Winterthur U.S. Holdings Inc.	Sun Prairie, United States	USD	0.0
100	Unigard Incorporated	Bellevue, United States	USD	0.0
100	Southern Guaranty Insurance Company	Montgomery, United States	USD	2.0
100	General Casualty Company of Wisconsin	Sun Prairie, United States	USD	3.0
100	Winterthur Beteiligungsgesellschaft mbH	Wiesbaden, Germany	EUR	0.3
100	WinCom Versicherungs-Holding AG	Wiesbaden, Germany	EUR	52.5
72	DBV-Winterthur Holding	Wiesbaden, Germany	EUR	87.2
100	Winterthur Verzekeringen Holding BV	Amsterdam, The Netherlands	EUR	0.0
100	Winterthur Levensverzekeringen Maatschappij NV	Amsterdam, The Netherlands	EUR	0.0
100	Winterthur Schadeverzekeringen Maatschappij NV	Amsterdam, The Netherlands	EUR	0.0
100	Winterthur (UK) Holdings Ltd	London, United Kingdom	GBP	200.0
100	Winterthur UK Financial Services Group Ltd	Basingstoke, United Kingdom	GBP	0.0
100	Winterthur Canada Financial Corp.	Toronto, Canada	CAD	0.0
100	The Citadel General	Toronto, Canada	CAD	36.4
100	Winterthur Capital Ltd	Hamilton, Bermuda	EUR	0.0
100	Harrington International Insurance Ltd	Hamilton, Bermuda	USD	70.0
100	Wincare Zusatzversicherungen	Winterthur, Switzerland	CHF	8.0
67	Winterthur-ARAG Legal Assistance	Zurich, Switzerland	CHF	9.0

Significant ASSOCIATES

Equity interest in %	Company name	Domicile	Currency	Capital in m

50	Swisscard AECS AG	Zurich, Switzerland	CHF	0.1
26	Capital Union	Dubai, UAE	USD	50.0
25	SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	9.2
21	Swiss Prime Site AG	Olten, Switzerland	CHF	684.5
36	Zürcher Freilager AG	Zurich, Switzerland	CHF	4.0
33	Technopark Immobilien AG	Zurich, Switzerland	CHF	40.0
63 1)	Sauber Holding AG	Vaduz, Liechtenstein	CHF	17.0
22	SIS Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0

1) Voting rights 33%

48 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)

Credit Suisse Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). For a detailed description of the Groups accounting policies please refer to note 1.

The Swiss Federal Banking Commission requires Swiss-domiciled banks which present their financial statements on either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation

Under US GAAP the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004 due to the issuance FIN 46R. Under Swiss GAAP these entities would continue to be consolidated as the Group holds 100% of the voting rights.

Under Swiss GAAP, majority owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority owned subsidiaries.

Discontinued operations

Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet positions until disposed and are valued according to the respective positions.

Real estate held for investment

Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation.

For Swiss GAAP, real estate held for investment that the group intended to hold permanently is also accounted at cost less accumulated depreciation. If the Group, however, does not intend to hold real estate permanently, real estate is accounted for at the lower of cost or market (LOCOM).

Investment in securities

Available-for-sale securities

Under US GAAP available-for-sale (AFS) securities are valued at fair value. Unrealized holding gains and losses (incl. foreign exchange) due to fluctuations in fair value are not recorded in the Income Statement but reported in Accumulated Other Comprehensive Income , which is part of Shareholders Equity . Declines in fair value below cost value deemed to be other-than-temporary are recognized as impairment losses through the Income Statement. The new cost basis should not be changed for subsequent recoveries in fair value.

Under Swiss GAAP AFS securities are accounted for at LOCOM with market fluctuations recorded in Other revenues. Foreign exchange gains and losses are recognized as Trading revenues .

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity ) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities

Under US GAAP declines in fair value of held-to-maturity (HTM) securities below cost value deemed to be other-than-temporary are recognized as impairment losses through the Income Statement. The impairment is not to be reversed.

Under Swiss GAAP impairment losses recognized on HTM securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the Income Statement.

Trading positions

Under US GAAP as well as under Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP this classification is based on management’s intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

Investments in precious metals

Physical precious metal (e.g. gold) positions held for other-than-trading purposes are valued at fair value under US GAAP. Under Swiss GAAP they are accounted for at LOCOM.

Bifurcation of precious metal loans

Under US GAAP precious metal loans and deposits are considered hybrid instruments. As precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host , the embedded derivative is bifurcated under US GAAP.

Under Swiss GAAP precious metals loans and deposits are not considered hybrid instruments. Precious metals are rather considered as a currency than a commodity.

Intangible assets, including goodwill

Intangible assets with infinite lives

Under US GAAP intangible assets with infinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP intangibles assets with infinite lives are amortized over the useful life, with a maximum of five years. Additionally these assets are tested for impairment.

Goodwill amortization

Under US GAAP goodwill is not amortized but has to be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.

Under Swiss GAAP goodwill is amortized over its useful life, normally not exceeding 5 years, except in justified cases (up to 20 years). In addition goodwill is tested for impairment.

Pensions and Post-Retirements Benefits

US GAAP and Swiss GAAP differ in their definition of defined benefit versus defined contribution plans. US GAAP defines a defined benefit plan as a plan that bears actuarial risk, i.e. risk that the pension or post-retirement benefit obligation will be higher than expected. Under Swiss GAAP, however, a defined benefit plan is a plan where the employer bears the actuarial risk.

Reserves for general banking risks

Under Swiss GAAP reserves for general banking risks are recorded as a separate component of shareholders’ equity. US GAAP does not allow general unallocated provisions.

49 Credit Suisse Group, Parent Company

Condensed Credit Suisse Group Parent Company financial information is prepared in accordance with the Swiss Code of Obligations.

Condensed statement of income

Year ended December 31, in CHF m	2004	2003	2002

Interest income and income from securities	395	258	1,624
Income from investments in subsidiaries	960	1,590	1,820
Other income	345	313	335

Total income	1,700	2,161	3,779

Interest expenses	431	471	471
Compensation, benefits and directors' fees	117	59	105
Other expenses	274	228	134
Depreciation, write-offs and provisions	9	102	851
Tax expense/(benefit)	38	20	(2)

Total expenses	869	880	1,559

Net income	831	1,281	2,220

Condensed balance sheet

December 31, in CHF m	2004	2003

Assets
Cash and due from banks	1,015	2,231
Securities	1,299	1,183
Advances to subsidiaries	5,162	5,344
Investment in subsidiaries	33,932	34,108
Other assets	460	500

Total assets	41,868	43,366

Liabilities and shareholders' equity
Advances from subsidiaries	3,875	5,070
Bonds	2,800	2,800
Other liabilities	697	1,323

Total liabilities	7,372	9,193

Share capital	607	1,195
Legal reserve	13,181	13,101
Reserve for own shares	1,950	1,950
Free reserves	14,540	14,540
Retained earnings brought forward	3,387	2,106
Net income	831	1,281

Total shareholders' equity	34,496	34,173

Total liabilities and shareholders' equity	41,868	43,366

Condensed statement of cash flow

Year ended December 31, in CHF m	2004	2003	2002

Cash flows from operating activities
Net income	831	1,281	2,220
Net adjustments to reconcile net income to net cash provided by/(used in) operating activities	(176)	422	81

Net cash provided by/(used in) operating activities	655	1,703	2,301

Cash flows from investing activities
Purchases of securities	(1,138)	(831)	(805)
Proceeds from sale of securities	1,210	543	3,814
(Increase)/decrease of investments in and advances to subsidiaries	358	(1,003)	(3,907)

Net cash provided by/(used in) investing activities	430	(1,291)	(898)

Cash flows from financing activities
Increase/(decrease) of advances from subsidiaries	(1,192)	(476)	840
Repayments of bonds	(600)	(250)	0
Proceeds from Mandatory Convertible Securities	0	0	1,250
Proceeds from issuances of common shares	90	25	28
Dividends paid/repayment out of share capital	(599)	(119)	(2,379)

Net cash provided by/(used in) financing activities	(2,301)	(820)	(261)

Net increase/(decrease) in cash and due from banks	(1,216)	(408)	1,142
Cash and due from banks at beginning of financial year	2,231	2,639	1,497

Cash and due from banks at end of financial year	1,015	2,231	2,639

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	0	22	53
Cash paid during the year for interests	473	498	483
Cash dividends received from subsidiaries	960	1,590	1,819

Report of the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich

We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards promulgated by the Swiss profession. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2004 the Group changed its method of accounting for certain variable interest entities, in 2003 the Group changed its methods of accounting for certain nontraditional long-duration contracts and separate accounts, variable interest entities and share-based compensation and in 2002 the Group changed its methods of accounting for goodwill and intangible assets.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, Switzerland

March 24, 2005

Income statement
in CHF 1,000	2004	2003	Change	Change in %

Income
Interest income and income from securities	394,962	257,677	137,285	53
Income from investments in Group companies	960,076	1,589,525	(629,449)	(40)
Other income	345,682	313,067	32,615	10

Total income	1,700,720	2,160,269	(459,549)	(21)

Expenses
Interest expenses	430,528	470,589	(40,061)	(9)
Compensation, benefits and directors' fees	117,202	58,688	58,514	100
Other expenses	274,045	227,878	46,167	20
Depreciation, write-offs and provisions	9,482	102,197	(92,715)	(91)
Tax expense	38,034	19,783	18,251	92

Total expenses	869,291	879,135	(9,844)	(1)

Net income	831,429	1,281,134	(449,705)	(35)

Balance sheet before appropriation of retained earnings
in CHF 1,000	Notes	31.12.04	31.12.03	Change	Change in %

Assets
Investments in Group companies	7	33,931,601	34,108,216	(176,615)	(1)
Long-term loans to Group companies		5,162,088	5,344,224	(182,136)	(3)
Securities		187,512	791,822	(604,310)	(76)

Long-term assets		39,281,201	40,244,262	(963,061)	(2)

Cash with third parties		352	60	292	487
Cash with Group companies		1,014,506	2,231,048	(1,216,542)	(55)
Securities		1,111,844	390,589	721,255	185
Other receivables from third parties		3,996	6,282	(2,286)	(36)
Accrued income and prepaid expenses		455,725	493,692	(37,967)	(8)

Current assets		2,586,423	3,121,671	(535,248)	(17)

Total assets		41,867,624	43,365,933	(1,498,309)	(3)

Shareholders' equity and liabilities
Share capital	11	606,953	1,195,006	(588,053)	(49)
Legal reserve	13	13,180,789	13,101,439	79,350	1
Reserve for own shares	10	1,950,228	1,950,228	0	0
Free reserves		14,540,000	14,540,000	0	0
Retained earnings:
retained earnings brought forward		3,386,649	2,105,515	1,281,134	61
net income		831,429	1,281,134	(449,705)	(35)

Shareholders' equity		34,496,048	34,173,322	322,726	1

Bonds	6	2,800,000	2,800,000	0	0
Long-term loans from Group companies		3,561,884	3,726,924	(165,040)	(4)
Provisions	14	352,741	344,548	8,193	2

Long-term liabilities		6,714,625	6,871,472	(156,847)	(2)

Payables to third parties		1,376	606,401	(605,025)	(100)
Payables to Group companies		312,720	1,343,306	(1,030,586)	(77)
Accrued expenses and deferred income		342,855	371,432	(28,577)	(8)

Current liabilities		656,951	2,321,139	(1,664,188)	(72)

Total liabilities		7,371,576	9,192,611	(1,821,035)	(20)

Total shareholders' equity and liabilities		41,867,624	43,365,933	(1,498,309)	(3)

Credit Suisse Group Parent Company financial statements are prepared in accordance with Swiss Code of Obligation.

1Contingent liabilities
in CHF 1,000	31.12.04	31.12.03

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	12,984,023	12,082,625
of which have been entered into on behalf of subsidiaries	12,961,658	12,060,043

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

2Balance sheet assets with retention of title to secure own obligations
There are no such assets.

3Off-balance sheet obligations relating to leasing contracts
There are no such obligations.

4Fire insurance value of tangible fixed assets
There are no such assets.

5Liabilities relating to pension plans and other retirement benefit obligations
There are no such liabilities.

6Bonds issued
in CHF m	Interest rate	Year of issue/ maturity date	31.12.04	31.12.03

Bonds	4.000%	1997 - 31.10.06	800	800
Bonds	4.000%	1997 - 23.05.07	1,000	1,000
Bonds	3.500%	1998 - 15.09.08	500	500
Bonds	3.500%	1999 - 02.07.09	500	500
Bonds	4.125%	2000 - 04.10.04	–	600

Bonds with a maturity of less than one year are recorded as payables to third parties.

7Principal participations
The company's principal participations are shown in the notes to the consolidated financial statements.

8Release of undisclosed reserves
No significant undisclosed reserves were released.

9Revaluation of long-term assets to higher than cost
There was no such revaluation.

10Own shares held by the company and by Group companies
	2004		2003

	Share equivalents	in CHF 1,000	Share equivalents	in CHF 1,000

At beginning of financial year
Physical holdings 1)	64,642,966	2,902,339	73,833,716	2,215,014
Holdings, net of pending obligations	1,553,403	70,291	1,642,786	49,286
At end of financial year
Physical holdings 1)	103,086,736	4,921,427	64,642,966	2,902,339
Holdings, net of pending obligations	1,089,220	52,065	1,553,403	70,291

1) Representing 8.5%, 5.4% and 6.2% of issued shares as of 31.12.04, 31.12.03 and 31.12.02, respectively.

11Share capital, conditional and authorized capital of Credit Suisse Group
		No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2003				1,195,005,914	1,195,005,914

Issued capital
Par value reduction payment					(597,502,957)

Conditional capital
Warrants and convertible bonds
AGM of May 31, 2002		50,000,000	50,000,000
AGM of April 30, 2004 (par value reduction)		–	(25,000,000)
AGM of April 30, 2004		50,000,000	25,000,000
Securities converted January 1 - December 31, 2004		–	–	–	–
Remaining capital	1)	50,000,000	25,000,000
Warrants and convertible bonds
AGM of April 25, 2003		50,000,000	50,000,000
AGM of April 30, 2004 (par value reduction)		–	(25,000,000)
Remaining capital		50,000,000	25,000,000
Staff shares
AGM of May 31, 2002		117,200,000	117,200,000
Subscriptions exercised January 1, 2002 - December 31, 2003		(4,739,574)	(4,739,574)
AGM of April 30, 2004 (par value reduction)		–	(56,230,213)
AGM of April 30, 2004		112,460,426	56,230,213
Subscriptions exercised January 1 - December 31, 2004		(15,946,015)	(7,973,008)	15,946,015	7,973,008
Remaining capital		96,514,411	48,257,205
Staff shares (Donaldson, Lufkin & Jenrette option programs)
AGM of May 31, 2002		19,076,749	19,076,749
Subscriptions exercised January 1, 2002 - December 31, 2003		(735,829)	(735,829)
AGM of April 30, 2004 (par value reduction)		–	(9,170,460)
AGM of April 30, 2004		18,340,920	9,170,460
Subscriptions exercised January 1 - December 31, 2004		(2,954,288)	(1,477,144)	2,954,288	1,477,144
Remaining capital		15,386,632	7,693,316

Authorized capital
Acquisitions of companies/participations
AGM of April 25, 2003		45,480,000	45,480,000
AGM of April 30, 2004 (par value reduction)		–	(22,740,000)
Remaining capital		45,480,000	22,740,000

Share capital as of December 31, 2004				1,213,906,217	606,953,109

1) 40,413,838 shares are reserved for the Mandatory Convertible Securities issued by Credit Suisse Group Finance (Guernsey) Ltd. on 23.12.02.

Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase

We have examined the issuance of shares for the period from January 1, 2004 to December 31, 2004 in accordance with the resolution passed by the General Meeting of Shareholders of September 29, 2000 in accordance with Swiss law and Credit Suisse Group’s (the “Group”) Articles of Association. It is the responsibility of the Board of Directors to execute the issuance of new shares in accordance with the Group’s Articles of Association. Our responsibility is to examine whether the issuance of new shares was done in accordance with Swiss law, the Group’s Articles of Association, regulations and contracts. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our examination was conducted in accordance with the auditing standards promulgated by the Swiss profession, which require that our examination be planned and performed to obtain reasonable assurance about whether the issuance of new shares is free from material errors. We have performed the audit procedures required in the circumstances and are of the opinion that they form a reasonable basis for our opinion.

In our opinion the issuance of 18’900’303 registered shares is in agreement with Swiss law, the Group’s Articles of Association, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

Zurich, Switzerland

August 12, 2004 and March 2, 2005

12Significant shareholders
As of December 31, 2004 Credit Suisse Group has no shareholders and groups of shareholders, whose participation exceed 5% of all voting rights. With respect to own shares refer to note 10 to the financial statements.

13Legal reserves
The change in legal reserves compared to December 31, 2003 equals the capital surplus of CHF 80.2 million received for newly issued shares, less issuing costs of CHF 0.8 million.

14Provisions
This item includes general provisions of CHF 311 million.

Proposed appropriation of retained earnings
in CHF

Retained earnings brought forward	3,386,649,182
Net income	831,429,012

Retained earnings available for appropriation	4,218,078,194

Dividend
CHF 1.50 per registered share of CHF 0.50 par value (1,213,906,217 registered shares eligible for dividend as of December 31, 2004)	1,820,859,326
To be carried forward	2,397,218,868

Total	4,218,078,194

The number of registered shares eligible for dividend at the dividend payment date may increase due to the issuance of new registered shares.

Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich

As statutory auditors of Credit Suisse Group, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2004. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse Group’s Articles of Association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, Switzerland

March 24, 2005

Corporate governance

Introduction

Credit Suisse Group’s corporate governance policies and procedures comply with internationally accepted high standards of corporate governance. The Group strives to adequately safeguard the interests of all of its stakeholders and acknowledges that good corporate governance and transparency in the disclosure of its organizational and management structure and other aspects of its corporate governance helps stakeholders to better assess the quality of the company and its management and assists investors in their investment decisions.

Credit Suisse Group adheres to the principles stipulated in the Swiss Code of Best Practice and, as a company listed on the SWX Swiss Exchange, is also subject to the SWX Directive Governing the Disclosure of Information on Corporate Governance. Moreover, Credit Suisse Group’s shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares. As a result, the Group is subject to certain US rules and regulations. Moreover, the Group largely adheres to the NYSE’s Corporate Governance rules, although many of these rules are not technically applicable to foreign private issuers such as Credit Suisse Group.

The following are the significant differences between the Group’s corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE (NYSE rules):

– Board committee membership: the NYSE rules require that a listed company’s nominating and corporate governance committees each be made up entirely of independent directors. Swiss corporate governance standards generally require that only a majority of those committee members be independent. The Group’s Chairman’s and Governance Committee, which also assumes the function of a nominating/governance committee, is currently comprised of four independent members and one non-independent member.

– Approval of employee benefit plans: the NYSE rules require shareholder approval of the establishment of, and material revisions to, all equity compensation plans. The definition of “equity compensation plans” covers plans that provide for the delivery to employees or directors of either newly issued securities or securities acquired by the issuer in the secondary market. Swiss law requires that shareholders approve the creation of the conditional capital used to set aside shares for employee benefit plans and other equity compensation plans but does not require shareholders to approve the terms of those plans.

– Risk Assessment and Risk Management: the NYSE rules allocate responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee, while the Group’s corporate governance standards allocate these duties to the separate Risk Committee. While the Group’s Audit Committee members satisfy the NYSE independence requirements, the Chairman of the Group’s Risk Committee is not considered independent due to his status as former Chief Risk Officer of the Group.

– Reporting: the NYSE rules require that certain board committees report specified information directly to shareholders, while under Swiss law, only the Board of Directors reports directly to the shareholders, while the committees submit their reports to the full Board.

The Group’s corporate governance policies and procedures may be derived from a number of different governing documents. To facilitate an understanding and to summarize the most important elements of Credit Suisse Group’s corporate governance, the Board of Directors of Credit Suisse Group has adopted Corporate Governance Guidelines. These guidelines create the basis for a sound corporate governance framework and refer to other documents, which regulate certain governance aspects in more detail. Other key corporate governance documents, many of which can be downloaded from the Group’s website, include:

– Credit Suisse Group’s Articles of Association, which define its business purpose and basic organizational framework;

– Credit Suisse Group’s Internal Regulations Governing the Conduct of Business, which define the responsibilities and authorities of the various bodies within Credit Suisse Group, as well as the reporting procedures;

– Credit Suisse Group’s Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and

– Credit Suisse Group’s Code of Conduct, which lists 12 core ethical and performance values. The Code of Conduct is a form of voluntary self-regulation, with which all Credit Suisse Group companies and their employees must comply. It was first established in 1999 in an effort to ensure that all employees worldwide share a common set of values across the organization and to guide the Group’s efforts to inspire and maintain the trust and confidence of all its stakeholders. Effective January 1, 2004, an updated version of the Code was approved by the Board of Directors to further clarify its existing principles and make it compliant with the requirements of Section 406 of the Sarbanes-Oxley Act and the NYSE rules. In particular, the Code of Conduct was expanded to include provisions on ethics for the Group’s Chief Executive Officer and the Group’s principle financial and accounting officers, or other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on the Group’s website.

Company

Credit Suisse Group has three business units, Credit Suisse, Credit Suisse First Boston and Winterthur. For details of the principal areas of activity of each business unit, please refer to “Information on the Company.” A detailed review of the respective business unit results and activities in 2004 can be found in the section “Operating and Financial Review.” A list of significant subsidiaries and associates of Credit Suisse Group can be found in note 47 to the consolidated financial statements. With the exception of Neue Aargauer Bank, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SWX Swiss Exchange (Swiss Security Number 397719, market capitalization as of December 31, 2004, of CHF 1,626.0 million) and DBV Winterthur Holding AG, Wiesbaden, Germany, 71% of which is held indirectly by Credit Suisse Group and which is listed on the Frankfurt Stock Exchange (ISIN DE0008416900, market capitalization as of December 31, 2004, of EUR 910.3 million), no other subsidiaries have shares listed on the SWX Swiss Exchange or any foreign stock exchange.

Major shareholders

As of December 31, 2004, no shareholder was recorded in the share register as holding 5% or more of our stock. However, as of December 31, 2004, Credit Suisse Group and its affiliates held 103.1 million registered shares that, as a result of such ownership, have no voting rights. This corresponds to 8.5% of the total registered shares of Credit Suisse Group. During 2004 no shareholder reached the threshold of 5% of total shares, which would have required disclosure with the SWX Swiss Exchange.

As of December 31, 2004, according to the share register, 8.5 million shares, or 0.7% of the total shares outstanding, were held by shareholders with registered addresses in the US. To the best of the Group’s knowledge, approximately 44.4 million shares, including American Depositary Shares, or 3.65% of the total shares outstanding, were held in the US as of that date. To the best of its knowledge, Credit Suisse Group is not directly or indirectly owned or controlled by another corporation or any government or other person, and, to the best of its knowledge, there are no arrangements in place that could lead to a change in control of Credit Suisse Group.

Capital structure

Credit Suisse Group’s total outstanding share capital as of December 31, 2004, was CHF 606,953,108.50, divided into 1,213,906,217 registered shares with a nominal value of CHF 0.5 per share. Credit Suisse Group’s shares are listed on the SWX Swiss Exchange and in the form of American Depositary Shares on the NYSE.

Details of changes to the share capital occurring in the course of the business year and information as to the authorized and conditional capital and changes thereto during the year can be found in note 11 to the parent company financial statements as well as in the Articles of Association (articles 26, 26a, 26b and 27). For the two previous years’ information, reference is made to Credit Suisse Group’s 2003 Annual Report or the 2003 Annual Report on Form 20-F.

Information on employee participation plans, including option plans, is contained in note 32 to the consolidated financial statements. Traded options and options connected to derivative or structured market instruments issued by subsidiaries of Credit Suisse Group are not disclosed separately in this Annual Report. Subsidiaries issuing such instruments to the capital markets pursue independent hedging strategies.

Board of Directors of Credit Suisse Group

Membership and qualifications

The Articles of Association provide that the Board of Directors, or the Board, shall consist of a minimum of seven members. Credit Suisse Group believes that the size of the Board must be such that the standing committees can be staffed with qualified members, but, at the same time, the Board must be small enough to enable an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the Articles of Association for a staggered board. One year of office is understood to be the period of time from one ordinary Annual General Meeting of Shareholders (AGM) to the close of the next ordinary AGM. While the Articles of Association do not provide for any age or term limitations, Credit Suisse Group’s Internal Regulations Governing the Conduct of Business specify that the members of the Board shall retire at the ordinary AGM in the year in which they reach the age of 70. None of the Group’s directors has a service contract with the Group or any of its subsidiaries providing for benefits upon termination of their service.

The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on a set of criteria established by the Committee. The Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. Any newly appointed director participates in an orientation program to familiarize himself or herself with Credit Suisse Group’s organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any Committee memberships of the person concerned. Board members are encouraged to engage in continuous training. From time to time, the Board or a Committee of the Board may ask a specialist within the Group to speak about a specific topic at one of its meetings to improve the Board members’ understanding of emerging issues that already are or may become of particular importance to the Group’s business.

Independence

The Board currently consists solely of directors who have no executive functions within the Group and includes a majority of independent directors, as determined by the Board in its sole discretion, taking into account the factors set forth in the Internal Regulations Governing the Conduct of Business, the Committee Charters and applicable laws and listing standards. The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of its subsidiaries, is not and has not been for the prior three years an employee or affiliate of the Group’s external auditor and does not maintain, in the sole determination of the Board, a material direct or indirect business relationship with Credit Suisse Group or any of its subsidiaries. Moreover, a Board member is not considered independent if he or she is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. Credit Suisse Group’s definition of independence is in line with the NYSE definition.

Whether or not a relationship between Credit Suisse Group or any of its subsidiaries and a member of the Board is considered material depends in particular on the following factors:

– The volume and the size of any transactions concluded in relation to the financial status and credit rating of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer.

– The terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of a similar credit standing.

– Whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with parties that are not related to a Board member.

– Whether the transactions are performed in the ordinary course of business.

– Whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third-party provider on comparable terms and conditions.

Meetings

The Board holds at least six regular, generally full-day meetings per year. In addition, the Board convenes as often as required to discuss any urgent matters. The members of the Board are expected to attend all or substantially all meetings of the Board and the committees on which they serve. In 2004, each member of the Board and its committees attended most of the scheduled meetings. All members of the Board are also expected to spend the time away from these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management to attend the meetings. Generally, all members of the Group Executive Board Committee and the Group Executive Board attend the meetings to ensure effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

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

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses the Group’s competitive position and approves its strategic and financial plans. At each meeting, the Board receives a status report on the financial results of the Group. In addition, the Board regularly receives management information packages, which provide detailed information on the performance and financial status of the Group, as well as risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues, as is deemed appropriate or requested. All members of the Board have access to all information concerning the Group. Should a member of the Board require information or wish to review Group documents outside a meeting, he or she can address this request to the Chairman of the Board.

The Board also reviews and approves significant changes in the Group’s structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the expense of the Group, to engage independent legal, financial or other advisors – as they deem appropriate – with respect to any matters subject to their respective authority. The Board also performs a self-assessment once a year.

Board Committees

The Board currently has four standing committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year.

Chairman’s and Governance Committee

The Chairman’s and Governance Committee consists of the Chairman of the Board and not less than two other members, a majority of whom must be independent pursuant to its charter. The current members are: Walter B. Kielholz (Chairman), Peter Brabeck-Letmathe, Hans-Ulrich Doerig, Aziz R.D. Syriani and Peter F. Weibel. The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It meets as often as required to discharge its responsibilities, generally eight to ten times per year. The length of the meetings depends on the agenda, but the meetings normally last about two hours. The Chairman may ask members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as counselor to the Chairman and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee is responsible for developing and recommending a set of Corporate Governance Guidelines to the Board and for reviewing these guidelines from time to time. At least once annually, the Chairman’s and Governance Committee reviews the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the Committee, subject to the applicable laws and regulations.

Moreover, at least once annually, the Chairman’s and Governance Committee reviews and evaluates the performance of the Chairman of the Board and of the Chief Executive Officer and makes recommendations to the Board. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Group Executive Board Committee and the Group Executive Board. The Chairman’s and Governance Committee also reviews the succession plans relating to positions held by senior executive officers of the Group with the Chairman and the Chief Executive Officer and makes recommendations to the Board regarding the selection of individuals to occupy these positions.

Audit Committee

The Audit Committee consists of not less than three members, all of whom must be independent pursuant to the Audit Committee charter. The current members are: Peter F. Weibel (Chairman), Aziz R.D. Syriani and David W. Syz. The Audit Committee has its own charter, which has been approved by the Board.

Pursuant to its charter, the members of the Audit Committee are subject to additional independence requirements, which exceed those applied to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from the Group other than their regular compensation as Board and committee members. In line with the Audit Committee charter, all Audit Committee members must be financially literate. In addition, they may not serve on the audit committee of more than two other companies, unless the Board deems that such membership would not impair the member’s ability to serve on Credit Suisse Group’s Audit Committee. All of the Group’s Audit Committee members meet these standards.

Moreover, the SEC stipulates that one member of the Audit Committee must be an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002. The Board has determined Peter F. Weibel to be an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds full-day or half-day meetings at least once each quarter prior to the publication of the financial statements. Typically, the Audit Committee convenes for a number of additional shorter meetings and conference calls throughout the year to adequately discharge its responsibilities. The meetings are attended by management representatives, as required in accordance with the agenda of the meeting. In addition, the Head of Internal Audit and senior representatives of the external auditor attend the meetings. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled, which provides them with an opportunity to discuss issues with the Audit Committee without management being present. At some meetings, a joint session with the Risk Committee members is arranged, where topics of interest to both committees are discussed.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by monitoring and assessing the integrity of the financial statements and disclosures of the financial condition, results of operations and cash flows of the Group, monitoring processes designed to ensure the Group’s compliance with legal and regulatory requirements, monitoring the qualifications, independence and performance of the external auditors and of Internal Audit and monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls. The Audit Committee is regularly updated on significant projects aimed at further improving such processes. The Audit Committee also pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy, which is designed to help ensure that the independence of the external auditor is maintained. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by the external auditor to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to periodically report to the Audit Committee regarding the extent of services provided by the external auditor and the fees for the services performed to date. The Audit Committee performs a self-assessment once a year.

Compensation Committee

The Compensation Committee consists of not less than three members, all of whom must be independent pursuant to its charter. The current members are: Aziz R. D. Syriani (Chairman), Robert H. Benmosche and Peter Brabeck-Letmathe. The Compensation Committee has its own charter, which has been approved by the Board. Besides a number of shorter meetings throughout the year, as needed to perform its duties and responsibilities, the Compensation Committee has two main, generally half-day meetings per year, where it convenes for the primary purpose of reviewing the performance of the business units and the respective management teams, and determining and approving the overall compensation pools, the compensation payable to the members of the Executive Boards of the Group and the business units, Internal Audit and other members of senior management. Other duties and responsibilities include approving newly established compensation plans or changes made to existing plans. In order to support the analysis and diligence of the work of the Compensation Committee, an independent global compensation consulting firm specialized in supporting companies in their compensation decisions and processes has been retained by the Committee. Further information on the compensation philosophy of the Group can be found in the section on “Compensation” below. The Compensation Committee performs a self-assessment once a year.

Risk Committee

The Risk Committee consists of not less than three members. Pursuant to its charter, it may include non-independent members. The current members are: Hans-Ulrich Doerig (Chairman), Thomas W. Bechtler, Noreen Doyle and Ernst Tanner. The Risk Committee has its own charter, which has been approved by the Board. The Risk Committee holds at least four, generally half-day meetings a year. In addition, the Risk Committee usually convenes for additional, shorter meetings throughout the year to appropriately discharge its responsibilities. The Risk Committee’s main duties are to assist the Board in assessing the different types of risk and the risk management structure, organization and processes in the Group. The Risk Committee approves selected risk limits and makes recommendations to the Board on all its risk-related responsibilities including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year.

Members of the Board of Directors and the Committees

Walter B. Kielholz

Chairman 1)

Peter Brabeck-Letmathe

Vice-Chairman 1) 2)

Hans-Ulrich Doerig

Vice-Chairman 1) 4)

Thomas W. Bechtler 4)

Robert H. Benmosche 2)

Noreen Doyle 4)

Aziz R. D. Syriani 1) 2) 3)

David W. Syz 3)

Ernst Tanner 4)

Peter F. Weibel 1) 3)

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

The Boards of Directors of Credit Suisse Group, Credit Suisse and Credit Suisse First Boston have resolved to merge the Credit Suisse legal entity with the Credit Suisse First Boston legal entity in Switzerland during the second quarter of 2005. The composition of the Board of Directors of the new Credit Suisse will be the same as the composition of the Board of Directors of Credit Suisse Group.

Change in the Board of Directors

Thomas D. Bell retired from the Board of Directors effective October 1, 2004.

Walter B. Kielholz
Born 1951, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Chairman of the Board of Directors and the Chairman’s and Governance Committee since January 1, 2003. Prior to that appointment, Mr. Kielholz served as Vice-Chairman of the Board (from May 2002, to December 2002) and Chairman of the Audit Committee (from May 1999 to December 2002). He was first appointed to the Board in 1999. His term as a member of the Board expires at the AGM in 2006. The Board has determined him to be independent under the Group’s independence standards.

Walter B. Kielholz studied Business Administration at the University of St. Gallen, and graduated in 1976 with a degree in Business Finance and Accounting.

His career began at the General Reinsurance Corporation, Zurich. After working in the US, the UK and Italy, he assumed responsibility for the company’s European marketing. In 1986, he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, at the beginning of 1989. He became a member of Swiss Re’s Executive Board in January 1993 and was Swiss Re’s Chief Executive Officer from January 1997 to December 2002. A Board member since June 1998, the Board of Directors of Swiss Re appointed him Vice-Chairman with effect from January 1, 2003. Walter B. Kielholz is a member of the Board of the International Association for the Study of Insurance Economics (“The Geneva Association”), President of the Supervisory Board of Avenir Suisse, a member of the Board and the Committee of economiesuisse and a member of the International Business Leader Advisory Committee of the Mayor of Shanghai. In addition, he is a member of the Board of Trustees of the Lucerne Festival and Chairman of the Zurich Art Society.

Peter Brabeck-Letmathe
Born 1944, Austrian Citizen
Nestlé SA
Avenue Nestlé 55
1800 Vevey, Switzerland
Vice-Chairman of the Board since 2000, member of the Chairman’s and Governance Committee since 2003 and member of the Compensation Committee since 2000 (Chairman from 2000 to 2004). Mr. Brabeck-Letmathe was first appointed to the Board in 1997. He served as Lead Independent Director from March 2001 until the end of 2002. His term as a member of the Board expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Peter Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduation in 1968, he joined Nestlé’s sales operations in Austria. His career within Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé and has also been a member of Nestlé’s Board of Directors as of that date, currently serving as its Vice-Chairman (since 2001). Nestlé has announced that, effective April 14, 2005, he will also become Chairman of the Board of Directors.

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997) and Roche Holding SA, Basel (since 2000). He is also Deputy Chairman of the Board of The Prince of Wales International Business Leaders Forum and a member of ERT (European Round Table of Industrialists), the Bretton Woods Committee’s International Council, Avenir Suisse, the World Economic Forum and the Foundation for the International Federation of Red Cross and Red Crescent Societies.

Hans-Ulrich Doerig
Born 1940, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Full-time Vice-Chairman of the Board and Chairman of the Risk Committee since 2003. Prior to that appointment, Mr. Doerig served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as Chief Risk Officer from 1998 until 2002. His term as a member of the Board expires at the Annual General Meeting in 2006. The Board has determined him to be non-independent under the Group’s independence standards due to his former executive function at the Group.

After completing his studies at the University of St. Gallen with degrees in Economics and Law, including a doctorate received in 1968, and after five years at JP Morgan in New York, he joined Credit Suisse in 1973. In 1982, he was appointed a member of the Executive Board of Credit Suisse with responsibility for the multinational division, securities trading, capital markets, corporate finance and commercial banking Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Directors of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997, he served as Chief Executive Officer of Credit Suisse First Boston.

Mr. Doerig is a member of the supervisory bodies of various companies, foundations as well as academic, arts, charitable and professional organizations, including the Board of Directors of Bühler AG, Uzwil, and of the University of Zurich. He is the author of a number of publications on finance, education and management.

Thomas W. Bechtler
Born 1949, Swiss Citizen
Seestrasse 21
8700 Küsnacht, Switzerland
Member of the Board since 1994 and member of the Risk Committee since 2003. From 1999 to 2003, Mr. Bechtler served on the Audit Committee and from 2003 to 2004 on the Compensation Committee. His term as a member of the Board expires at the AGM in 2005.

Thomas W. Bechtler studied Law at the universities of Zurich and Geneva. After graduating in 1973, he obtained a Master of Laws degree from Harvard University, Cambridge, in 1975, and a doctorate from Zurich University in 1976. Mr. Bechtler is the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug, both largely family-owned companies which own Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht. Mr. Bechtler has been Chairman of the latter companies since 1994 and 1992, respectively. Banking subsidiaries of the Group maintain significant banking relationships with Mr. Bechtler or companies affiliated with him. As a result, the Board has determined him to be non-independent under the Group’s independence standards.

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederwenigen (since 1987), Conzzetta Holding AG, Zurich (since 1987), Sika AG, Baar (Vice-Chairman; since 1989), and Swiss Reinsurance Company, Zurich (since 1993). Mr. Bechtler is a member of the Board of Trustees of Swisscontact, Zurich.

Robert H. Benmosche
Born 1944, US Citizen
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010, USA
Member of the Board since 2002 and member of the Compensation Committee since 2003. Mr. Benmosche’s term as a member of the Board expires at the AGM in 2005. The Board has determined him to be independent under the Group’s independence standards.

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
London EC2A 2JN, UK
Member of the Board and the Risk Committee since 2004. Ms. Doyle’s term as a member of the Board expires at the AGM in 2007. The Board has determined her to be independent under the Group’s independence standards.

Noreen Doyle was appointed First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) in 2001. She joined the EBRD in 1992 as head of syndications, was appointed Chief Credit Officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Noreen Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London most recently as Managing Director, European loan syndications.

Ms. Doyle received a B.A. in Mathematics from The College of Mount Saint Vincent, New York, in 1971 and an MBA from The Amos Tuck School of Business Administration at Dartmouth College, New Hampshire, in 1974.

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

Aziz R. D. Syriani
Born 1942, Canadian Citizen
The Olayan Group
111 Poseidonos Avenue
P.O. Box 70228
Glyfada, Athens 16610, Greece
Member of the Board since 1998, Chairman of the Compensation Committee since 2004, member of the Chairman’s and Governance Committee since 2003 and the Audit Committee since 2003 (Chairman from 2003 to 2004). Mr. Syriani’s term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

Aziz R.D. Syriani holds a law degree from the University of St. Joseph in Beirut (obtained in 1965) and a Master of Laws degree from Harvard University, Cambridge (obtained in 1972). Mr. Syriani has been with the Olayan Group since 1978 and currently serves as President (since 1978) and Chief Executive Officer (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the Board of Occidental Petroleum Corporation, Los Angeles (since 1983), where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as serving on the Executive and the Corporate Governance Committee.

David W. Syz
Born 1944, Swiss Citizen
Dufourstrasse 21
8702 Zollikon, Switzerland
Member of the Board and the Audit Committee since 2004. Mr. Syz’s term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, David W. Syz started his career as Assistant to Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also Chief Executive Officer of Cerberus AG, Männedorf. In 1985, David Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed Chief Executive Officer and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG (SIG), Neuhausen.

Appointed State Secretary in May 1999, David Syz took charge of the new State Secretariat for Economic Affairs in 1999, a function from which he retired in 2004.

Since 2004, Mr. Syz has been Vice-Chairman of the Board of Huber & Suhner AG, Pfäffikon. Effective April 20, 2005, he will become Chairman of the Board of that company. Prior to his appointment as State Secretary in 1999, he served on the Boards of Huber & Suhner AG, Pfäffikon; Georg Fischer AG, Schaffhausen; SIG, Schweizerische Industrie Gesellschaft AG, Neuhausen; Pestalozzi und Co. AG, Dietikon; and Banque Nationale de Paris (Suisse) SA, Zurich.

Ernst Tanner
Born 1946, Swiss Citizen
Chocoladenfabriken Lindt & Sprüngli AG
Seestrasse 204
8802 Kilchberg, Switzerland
Member of the Board since 2002 and member of the Risk Committee since 2003. Mr. Tanner’s term as a member of the Board expires at the AGM in 2005. The Board has determined him to be independent under the Group’s independence standards.

Ernst Tanner is Chairman of the Board (since 1994) and Chief Executive Officer (since 1993) of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SWX Swiss Exchange. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently as Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the Board of The Swatch Group, Biel (since 1995). He is also a member of the Board of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy. From 2000 to 2004, he served on the Board of Adecco SA, Wallisellen.

Peter F. Weibel
Born 1942, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Member of the Board, the Chairman’s and Governance Committee and Chairman of the Audit Committee since 2004. Mr. Weibel’s term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards. It has also determined him to be an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate which he obtained in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined UBS’ Central Accounting Department in 1975 and later became a Senior Vice President in its Corporate Banking division. In 1988, he was appointed Chief Executive Officer of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, in the summer of 2003 and thereafter joined the Boards of Credit Suisse, Credit Suisse First Boston and the two main Winterthur entities.

Mr. Weibel is Chairman of the Executive MBA Program of the University of Zurich, a member of the Board of the Greater Zurich Area AG and serves on the Swiss Advisory Council of the American Swiss Foundation and the Trend & Review Board and the Nominating Committee of the Swiss-American Chamber of Commerce. He also serves as Chairman of the Pestalozzi Foundation and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group

Rainer E. Gut
Born 1932, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman of the Board, a position he had held since 1986. Mr. Gut is Chairman of the Board of Directors of Nestlé SA, Vevey (since 2000, Vice-Chairman since 1991 and member of the Board since 1981). At Nestlé’s forthcoming Annual General Meeting on April 14, 2005, he will retire from this function. Effective April 26, 2005, Mr. Gut will also step down as Vice-Chairman of the Board of L’Oréal SA, Paris, of which he has been a member since 2000.

As Honorary Chairman, Mr. Gut maintains an office at Credit Suisse Group. However, he does not have any formal function and does not attend the meetings of the Board of Directors.

Secretaries of the Board of Directors

Pierre Schreiber

Béatrice Fischer

Proposed Members of the Board of Directors

In addition, to the re-election of Messrs. Brabeck, Bechtler, Benmosche and Tanner, the Board has proposed the following individuals for election to the Board of Directors at the Annual General Meeting of April 29, 2005, for a term of three years:

Jean Lanier
Born 1946, French Citizen
5, Square Lamartine
75016 Paris, France
Jean Lanier is the former Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes, Paris, and was also the Chairman of the Supervisory Board of Euler Hermes SFAC, Euler Hermes ACI Inc. and of Eurofactor. He held these functions from 1998 until 2004. Prior to that, he was the Chief Operating Officer and Managing Director of SFAC, which later become Euler Hermes SFAC (from 1990 to 1997).

Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983 and held among others the functions of Senior Vice President of Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. In 1983, he joined the Pargesa Group, where he held the positions of President of Lambert Brussells Capital Corporation in New York from 1983 to 1989 and Managing Director of Pargesa – based in Paris and Geneva – from 1988 to 1990.

Jean Lanier holds a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris (1969) and a Masters of Sciences from Cornell University, Ithaca, New York (1970).

Mr. Lanier is a Chevalier de la Légion d’Honneur in France and Chairman of the Foundation Les Amis de l’Arche. He does not currently hold any other significant board memberships.

Anton van Rossum
Born 1945, Dutch Citizen
10, Avenue de la Petite Epinette
1180 Brussels, Belgium
Anton van Rossum was the Chief Executive Officer of Fortis, the leading Benelux banking and insurance group from 2000 to 2004. He was also a member of the Board of Directors of Fortis and chaired the Boards of the principal subsidiaries of the group.

Prior to that, Mr. Van Rossum worked for 28 years with McKinsey and Company, where he led a number of top management consulting assignments with a focus on the banking and insurance sectors. He was elected Principal and a Director of the firm in 1979 and 1986, respectively, and worked in the Amsterdam and Copenhagen offices, as well as the Brussels office of which he was a founding member.

He studied economics and business administration at the Erasmus University in Rotterdam, where he obtained a bachelor’s degree in 1965 and a master’s degree in 1969.

While at Fortis, he was a member of the European Roundtable of Financial Services and a member of the Board of the Geneva Association. He is currently a Trustee and member of the Global Advisory Council of the Conference Board and holds a number of board positions in a variety of cultural and philanthropic institutions.

Management

Group Executive Board Committee

The Board of Directors generally delegates management authority and the power to implement its resolutions to executive management bodies or executive officers. The most senior executive body with a policy-making function is the Group Executive Board Committee, which was established effective July 13, 2004. Together with the Chief Executive Officer, the Group Executive Board Committee is responsible for the day-to-day operational management of the Group and the implementation of the principal business strategy and the financial plans approved by the Board, as well as for the definition of the guidelines for the internal organization and other general policies of the Group.

Members of the Group Executive Board Committee

Oswald J. Grübel, Chief Executive Officer

Walter Berchtold

Brady W. Dougan

Renato Fassbind

Leonhard H. Fischer

Urs Rohner

Executive Board of Credit Suisse Group

1

Renato Fassbind*

Chief Financial Officer,

Credit Suisse Group

2

Michael Philipp

Chairman and Chief Executive Officer, Credit Suisse First Boston Europe, Middle East and Africa

3

Paul Calello

Chairman and

Chief Executive Officer, Credit Suisse First Boston Asia Pacific

4

Leonhard H. Fischer*

Chief Executive Officer,

Winterthur

5

Walter Berchtold*

Chief Executive Officer,

Credit Suisse

6

Tobias Guldimann

Chief Risk Officer,

Credit Suisse Group

7

Richard E. Thornburgh

Executive Vice Chairman,

Credit Suisse First Boston

8

Oswald J. Grübel*

Chief Executive Officer,

Credit Suisse Group

9

Gary G. Lynch

Executive Vice Chairman

and General Counsel, Credit Suisse First Boston

10

Urs Rohner*

Head of the Corporate

Center and Group

General Counsel,

Credit Suisse Group

11

Ulrich Körner

Chief Operating

Officer and Chief

Financial Officer,

Credit Suisse

12

Brian D. Finn

President, Credit Suisse First Boston

13

Brady W. Dougan*

Chief Executive Officer,

Credit Suisse First Boston

*Member of the Group Executive Board Committee
Oswald J. Grübel
Born 1943, German Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Oswald J. Grübel is Chief Executive Officer of Credit Suisse Group (since July 13, 2004) and chairs the Group Executive Board Committee and the Group Executive Board. A member of the Group Executive Board from 1997 to 2001 and since July 2002, he served as Co-Chief Executive Officer of Credit Suisse Group from January 2003 until his appointment as sole Chief Executive Officer.

After starting his career with Deutsche Bank, Mr. Grübel joined the trading area of White Weld Securities, Zurich and London (which was later merged into Credit Suisse First Boston) in 1970 and was appointed Chief Executive Officer in 1978. After holding a variety of positions within the trading activities of the bank, including management responsibilities in Singapore and Hong Kong, Mr. Grübel was appointed a member of the Executive Board of Credit Suisse in 1991, where he was responsible for equities, fixed income, global foreign exchange, money markets and asset/liability management. In 1998, Mr. Grübel was appointed Chief Executive Officer of Credit Suisse Private Banking and from 2002 to 2004, he served as Chief Executive Officer of Credit Suisse Financial Services.

Mr. Grübel does not hold any significant board memberships outside Credit Suisse Group.

Walter Berchtold
Born 1962, Swiss Citizen
Credit Suisse
Paradeplatz 8
P.O. Box 2
8070 Zurich, Switzerland
Walter Berchtold is a member of the Group Executive Board Committee (since July 13, 2004) and the Group Executive Board (since July 2003). Effective July 13, 2004, he was appointed Chief Executive Officer of Credit Suisse. Prior to that, he was the Chief Executive Officer of Banking at Credit Suisse Financial Services (April 2004 to July 2004) and the Head of Trading & Sales at Credit Suisse Financial Services (2003 to July 2004).

After obtaining a commercial diploma, he joined Credit Suisse First Boston Services AG, Zurich, in 1982, and, a year later, transferred as a trader to the precious metal and currency options unit of Valeurs White Weld SA in Geneva, which was later renamed Credit Suisse First Boston Futures Trading SA. In January 1987, he was given the task of heading the Japanese convertible notes trading team, and in 1988, he assumed shared responsibility for all the business activities of Credit Suisse First Boston Futures Trading AG in Zurich.

In 1991, Walter Berchtold joined Credit Suisse in Zurich as Head of Arbitrage in the Securities Trading department. In the following year he became Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit, and in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2000, Walter Berchtold was Head of Trading & Sales of Credit Suisse First Boston, Switzerland and thereafter became Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston.

Mr. Berchtold is a member of the Boards of the SWX Swiss Exchange (since 1996), Eurex (since 1998), Virt-x (since 2001) and the Swiss Bankers Association (since 2004).

Brady W. Dougan
Born 1959, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA
Brady W. Dougan is a member of the Group Executive Board Committee (since July 13, 2004) and the Group Executive Board (since January 2003). Effective July 13, 2004, he was appointed Chief Executive Officer of Credit Suisse First Boston. Prior to that, he was Co-President, Institutional Securities of Credit Suisse First Boston (2002 to July 2004).

Mr. Dougan received a B.A. in Economics in 1981 and an M.B.A. in Finance in 1982 from the University of Chicago. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities Division for five years, before he was appointed Global Head of the Securities Division in 2001.

Mr. Dougan does not hold any significant board memberships outside Credit Suisse Group.

Renato Fassbind
Born 1955, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Renato Fassbind is a member of the Group Executive Board Committee (since July 13, 2004) and the Group Executive Board (since June 1, 2004). He is Chief Financial Officer of Credit Suisse Group, a function he assumed as of August 5, 2004.

Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. Moreover, Mr. Fassbind has been a Certified Public Accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked in the Internal Audit Department from 1984 to 1990, and was appointed Head of Internal Audit in 1988. In 1990, he joined ABB AG, Zurich, where he was Head of Internal Audit from 1990 to 1996 and Chief Financial Officer and member of the Group Executive Board from 1997 to 2002. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was Chief Executive Officer, before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees and the American Institute for Certified Public Accountants. He does not have any significant board memberships outside Credit Suisse Group.

Leonhard H. Fischer
Born 1963, German Citizen
Winterthur Group
General Guisan-Strasse 40
8401 Winterthur, Switzerland
Leonhard H. Fischer is a member of the Group Executive Board Committee (since July 13, 2004) and the Group Executive Board (since July 2003). He is Chief Executive Officer of Winterthur Group (since January 2003).

Mr. Fischer joined Winterthur Group from Allianz AG, Frankfurt, where he was Head of Corporate and Markets and Chief Executive Officer of Dresdner Kleinwort Wasserstein (2001 to 2002). Prior to that, he was with Dresdner Bank, Frankfurt (1998 to 2001), most recently as Head of Investment Banking.

He obtained a Business Management degree from the University of Bielefeld (in 1986) and a Masters degree from the University of Georgia (in 1987).

Mr. Fischer is a member of the Supervisory Board of Axel Springer Verlag, AG, Berlin (since 2002).

Urs Rohner
Born 1959, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Urs Rohner is a member of the Group Executive Board Committee (since July 13, 2004) and the Group Executive Board (since June 1, 2004). He is the Head of Corporate Center and Group General Counsel (since June 1, 2004).

Mr. Rohner graduated from the Law School of the University of Zurich in 1983 and joined the Swiss law firm Lenz & Stähelin in the same year. From 1988 to 1989, he worked with Sullivan & Cromwell, a New York-based law firm, as a Foreign Associate before returning to Lenz & Stähelin, where he became a partner in 1992, focusing on capital markets, banking, competition and media law. Mr. Rohner is a member of the Zurich and New York bars. In 2000, he became Chief Executive Officer of ProSiebenMedia AG, Unterföhring, and later, after the merger with Sat1, Chairman of the Executive Board and Chief Executive Officer of ProSiebenSat.1 Media AG, Unterföhring, before joining Credit Suisse Group in June 2004.

Mr. Rohner is a member of the Admission Board and of the Committee of the Admission Board of the SWX Swiss Exchange, Zurich (since 2004) and serves on the Board of the Zurich Opera House (since January 2005).

Group Executive Board

The Group Executive Board represents the next level of Group management and consists of the members of the Group Executive Board Committee and additional members appointed by the Board of Directors. The Group Executive Board is responsible for aligning the business units to the strategic direction, values and principles of the Group. It develops the principal business strategy and the financial plans, coordinates matters across business units and discusses issues of significance to the whole Group.

In addition to the members of the Group Executive Board Committee, the members of the Group Executive Board are:

Paul Calello

Brian D. Finn

Tobias Guldimann

Ulrich Körner

Gary G. Lynch

Michael Philipp

Richard E. Thornburgh

Paul Calello
Born 1961, US Citizen
Credit Suisse First Boston
Two Exchange Square
8 Connaught Place
Hong Kong, People’s Republic of China
Paul Calello is a member of the Group Executive Board (since July 13, 2004) and Chairman and Chief Executive Officer of the Asia Pacific Region of Credit Suisse First Boston (since 2002).

Mr. Calello joined Credit Suisse First Boston in 1990 as a founding member of Credit Suisse Financial Products, the former financial derivatives subsidiary of Credit Suisse First Boston. Prior to his current function, Mr. Calello held several management positions in the firm’s global derivatives operations and worked in Tokyo, London and New York. He is currently based in Hong Kong.

Before joining Credit Suisse First Boston Mr. Calello worked for Bankers Trust in the Global Markets Group in New York and Tokyo, and for the Federal Reserve System in the Monetary and Economic Policy Group in Boston and Washington.

Mr. Calello obtained an MBA from Columbia Business School and a B.A. from Villanova University. He does not hold any significant Board memberships outside Credit Suisse Group.

Brian D. Finn
Born 1960, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA
Brian D. Finn is a member of the Group Executive Board (since January 2003) and President of Credit Suisse First Boston (since July 13, 2004). He also has a leadership role in the day-to-day management and strategy of Credit Suisse First Boston’s Alternative Capital Division and has responsibility for the Global Corporate and Investment Banking Division. Prior to his current role, he was Co-President of Institutional Securities at Credit Suisse First Boston (from 2002 to July 2004).

Mr. Finn joined Credit Suisse First Boston in April 2002 from Clayton, Dubilier & Rice, a New York-based private equity firm, where he had been since 1997. Prior to that, Mr. Finn was a Managing Director and Co-Head of Mergers & Acquisitions at Credit Suisse First Boston, New York, where he spent 15 years advising a wide variety of corporate clients.

Mr. Finn obtained a BSc in Economics from The Wharton School of the University of Pennsylvania in 1982. Besides several mandates in educational and charitable organizations, he does not hold any significant board memberships outside Credit Suisse Group.

Tobias Guldimann
Born 1961, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland
Tobias Guldimann is a member of the Group Executive Board and the Group Chief Risk Officer (since July 13, 2004).

Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1986. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to the Investment Banking area in 1990. He later became Head of Derivatives Sales (in 1992), Head of Treasury Sales (in 1993) and Head of Global Treasury Coordination of Credit Suisse (in 1994). In 1997 he was made responsible for the management support of the Chief Executive Officer of Credit Suisse First Boston before becoming Deputy Chief Risk Officer of Credit Suisse Group, a function he held from 1998 to July 2004. From 2002 to 2004, he also served as Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann was a member of the Admission Board of the SWX Swiss Exchange until 2004. He does not currently hold any significant board memberships outside Credit Suisse Group.

Ulrich Körner
Born 1962, German Citizen
Credit Suisse
Paradeplatz 8
P.O. Box 2
8070 Zurich, Switzerland
Ulrich Körner is a member of the Group Executive Board (since January 2003) and the Chief Operating Officer and Chief Financial Officer of Credit Suisse (since July 13, 2004). Prior to that, he served as Chief Financial Officer of Credit Suisse Financial Services (from 2002 to July 2004).

Mr. Körner graduated from the University of St. Gallen in 1988, majoring in Banking, and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as its Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services.

Mr. Körner does not hold any significant board memberships outside Credit Suisse Group.

Gary G. Lynch
Born 1950, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA
Gary G. Lynch is a member of the Executive Board of Credit Suisse Group (since July 13, 2004) and Executive Vice Chairman and General Counsel of Credit Suisse First Boston, with responsibility for overseeing both the Research and Legal & Compliance departments.

Mr. Lynch joined Credit Suisse First Boston in 2001 from Davis Polk & Wardwell, where he was a partner since 1989. Previously, he spent 13 years at the Securities and Exchange Commission, and was Director of the Enforcement Division from 1985 and 1989.

He graduated from Syracuse University in 1972 and received his JD from Duke University School of Law in 1975. He does not hold any significant board memberships outside Credit Suisse Group.

Michael Philipp
Born 1953, US Citizen
Credit Suisse First Boston
One Cabot Square
London, E14 4QJ, United Kingdom
Michael Philipp is a member of the Group Executive Board (since February 1, 2005) and Chairman and Chief Executive Officer of Credit Suisse First Boston Europe, Middle East and Africa (since 2005).

From 1995 to 2002, Mr. Philipp worked for Deutsche Bank, where he held a number of senior management positions including Chairman and Chief Executive Officer of the Bank’s Asset Management business, Head of Global Equities and Head of Global Markets Sales. After he was elected to the Board of Managing Directors in 2000, he was also given responsibility for Deutsche Bank’s business in the Middle East and South Africa.

Prior to that, Mr. Philipp spent over a decade in the global futures and options industry and held management positions at Merrill Lynch and Goldman Sachs. Mr. Philipp is a founder and former Chief Executive Officer of Gyre Capital Management, which specializes in alternative investments. Prior to founding Gyre, he was Co-Chairman of Artist Network Ltd., a UK-based media and entertainment company.

He holds a B.A., an MBA in Finance and an honorary PhD from the University of Massachusetts. Mr. Philipp serves on the Advisory Board of the Dubai International Financial Center and the Board of the Dubai International Financial Exchange.

Richard E. Thornburgh
Born 1952, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA
Richard E. Thornburgh is a member of the Group Executive Board (from 1997 to 2001 and since September 2002) and Executive Vice Chairman of Credit Suisse First Boston. From 2003 to July 12, 2004, he was the Chief Risk Officer of Credit Suisse Group. In addition to his current responsibilities, Mr. Thornburgh has recently assumed the leading role in the Group’s integration project.

Mr. Thornburgh began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston, in 1976. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. From 1997 to 1999, Mr. Thornburgh served as Chief Financial Officer of Credit Suisse Group and a member of the Credit Suisse Group Executive Board, and from 1999 to 2002, he was Vice Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002. In his current function as Executive Vice Chairman, he oversees Credit Suisse Asset Management and Private Client Services and is responsible for a number of other areas, including credit risk management, strategic risk management, human resources, corporate services and corporate communications.

Mr. Thornburgh received a BBA from the University of Cincinnati in 1974 and an MBA from the Harvard Business School in 1976. He serves on the Board of the Financial Services Roundtable Program Committee and is a member of the International Institute of Finance. He also serves on the Executive Committee of the University of Cincinnati Foundation.

Changes in Management Structure

On June 24, 2004, the Board of Directors decided to implement a new management structure. It was decided to discontinue the Co-CEO model at the Group and to discontinue the Credit Suisse Financial Services business unit as an overarching management unit for Credit Suisse and Winterthur, effective July 13, 2004. As a result, John J. Mack, until then Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston, did not renew his contract that expired on July 12, 2004, and stepped down from his functions within the Group. Effective July 13, 2004, Oswald J. Grübel was appointed sole Chief Executive Officer of Credit Suisse Group, while Walter Berchtold and Brady W. Dougan were appointed the Chief Executive Officers of Credit Suisse and Credit Suisse First Boston, respectively.

In addition, the Board established the Group Executive Board Committee, which is responsible for the day-to-day management of the Group. This new committee took over a substantial part of the responsibilities formerly performed by the full Group Executive Board, which continues to exist with a changed focus of responsibilities. As described above, the current members of the Group Executive Board Committee are Messrs. O.J. Grübel, W. Berchtold, B.W. Dougan, R. Fassbind, L.H. Fischer and U. Rohner.

Since the beginning of 2004, the following changes in the composition of the Group Executive Board have occurred: Effective March 31, 2004, Alex W. Widmer retired from his function as Head of Private Banking at Credit Suisse Financial Services and left the Group Executive Board. He remains with the Group as Senior Advisor in Private Banking. Effective June 1, 2004, Urs Rohner, newly appointed Head of the Corporate Center and Group General Counsel, and Renato Fassbind, designated Group Chief Financial Officer, joined the Group Executive Board.

In the context of the new management structure established effective July 13, 2004, Barbara A. Yastine stepped down as Chief Financial Officer of Credit Suisse First Boston and left the Group Executive Board. In addition, David P. Frick, Head of Group Legal & Compliance, left the Group Executive Board and Paul Calello and Gary G. Lynch were appointed new members. Finally, the Board appointed Tobias Guldimann as the new Group Chief Risk Officer and member of the Group Executive Board, replacing Richard E Thornburgh, who assumed new responsibilities within Credit Suisse First Boston. Mr. Thornburgh remained on the Group Executive Board.

Effective July 29, 2004, Stephen R. Volk left the Group Executive Board and effective August 5, 2005, upon handing over the Group Chief Financial Officer function to Mr. Fassbind, Philip K. Ryan retired from the Group Executive Board. Finally, effective February 1, 2005, Michael Philipp, newly appointed Chairman and Chief Executive Officer of Credit Suisse First Boston Europe, Middle East and Africa, joined the Group Executive Board.

Department Heads at the Credit Suisse Group Corporate Center

Alois Bischofberger, Head of Economic Research

Rudolf A. Bless, Group Chief Accounting Officer

Kim Fox-Moertl, Head of Group Liquidity and Capital Management

David P. Frick, Head of Group Legal & Compliance

Timothy S. Gardner, Head of Human Resources

Stefan M. Goetz, Head of Group Corporate Development

Philip Hess, Chief of Staff

Heinz Leibundgut, Group Chief Auditor

Ann F. Lopez, Head of Credit Risk Management

Fritz Müller, Head of Tax

Charles Naylor, Group Chief Communications Officer

Yuji Suzuki, Chairman Japan

Marco Taborelli, Head of Group Marketing

Chris B. Zumstein, Security

Executive Boards of the business units

Executive Board of Credit Suisse

Walter Berchtold, Chief Executive Officer

Ulrich Körner, Chief Operating Officer and Chief Financial Officer

Alois Bättig, Private Banking Europe

David Blumer, Trading & Sales

Daniel Brupbacher, Investment Management

Romeo Lacher, Operations

Karl Landert, Technology & Operations

Josef Meier, Corporate & Retail Banking

Joachim H. Straehle, Private Banking International

Arthur Vayloyan, Private Banking Switzerland

Urs Hofmann, 1) Credit Suisse Business School

Denise Stüdi, 1) Human Resources

Marco Taborelli, 1) Marketing

1) Member of the Extended Executive Board

Executive Board of Credit Suisse First Boston

Brady W. Dougan, Chief Executive Officer

Paul Calello, Chairman and Chief Executive Officer of the Asia Pacific Region

John A. Ehinger, Co-Head of the Equity Division

Brian D. Finn, President

Mark D. Granetz, Co-Head of Global Corporate and Investment Banking

John S. Harrison, Managing Director

James P. Healy, Head of Global Fixed Income

Michael E. Kenneally, Chairman and Global Chief Executive Officer of Credit Suisse Asset Management

James E. Kreitman, Co-Head of the Equity Division

Gary G. Lynch, Executive Vice Chairman and Global General Counsel

Neil Moskowitz, Chief Financial Officer

Eileen K. Murray, Head of Global Technology and Operations and Product Control

Adebayo O. Ogunlesi, Executive Vice Chairman and Chief Client Officer

Joanne Pace, Global Head of Human Resources

Michael Philipp, Chairman and Chief Executive Officer of Europe, Middle East and Africa

Richard E. Thornburgh, Executive Vice Chairman

Eric M. Varvel, Co-Head of Global Corporate and Investment Banking

Executive Board of Winterthur Group

Leonhard H. Fischer, Chief Executive Officer

John R. Dacey, Strategy

Philippe Egger, Switzerland

Frank Keuper, DBV Winterthur

Hans F. Lauber, Chief Investment Officer

Hans Ulrich Lienau, Chief Financial Officer

Heinrich K. Linz, Corporate Center

Severin Moser, Chief Underwriting Officer

Wolfgang Schmidt-Soelch, Head Market Group 2

Christen Schnor, Chief Operating Officer and Head Market Group 1

Advisory Board of Credit Suisse Group

The Credit Suisse Group Advisory Board discusses topics which are of significance to the Group’s main activities, with a particular focus on its businesses in Switzerland and Europe. While not involved in the governance of the Group, the members of the Advisory Board provide input and advice to management on strategic issues, key operational priorities and organizational development.

Flavio Cotti, Chairman

Former Federal Councilor, Brione sopra Minusio, Switzerland

Herbert A. Henzler, Vice-Chairman

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

Andreas W. Keller

Chairman of the Board of Diethelm Keller Holding AG, Zurich, Switzerland

André Kudelski

Chairman of the Board and Chief Executive Officer of Kudelski SA, Cheseaux-sur-Lausanne, Switzerland

Klaus-Michael Kuehne

Chairman of the Board of Kuehne + Nagel International AG, Schindellegi, Switzerland

Andreas Schmid

Chairman of the Board of Barry Callebaut AG, Zurich, Switzerland

Manfred Schneider

Chairman of the Board of Bayer Aktiengesellschaft, Leverkusen, Germany

Marco Solari

Chairman of the International Film Festival, Locarno, Switzerland

Hans-Peter Zehnder

Chairman of the Board and the Group Executive Committee of Zehnder Group AG, Gränichen, Switzerland

Compensation

Credit Suisse Group is committed to employing a compensation philosophy that rewards excellence, encourages personal contribution and professional growth, and aligns the employees’ values with the Group’s core ethical and performance values and thus motivates the creation of shareholder value. Long-term corporate success depends upon the strength of human capital, and Credit Suisse Group’s goal is therefore to be the employer of choice in all the markets and business segments in which it operates.

As such, Credit Suisse Group’s compensation programs are designed to:

– Support a merit-based, performance-oriented culture that allows high performers to achieve superior recognition;

– Attract a suitably qualified, diverse work force by offering market-competitive compensation practices throughout the respective business units, divisions and business lines; and

– Motivate employees to create sustainable value.

Core compensation principles

Credit Suisse Group’s four core compensation principles are:

Performance based

The Group’s programs are designed to create a high-performance culture. The specific measures of success that apply and the forms of compensation that are granted vary by business unit, geographic market and employee job function and level. Most employees, however, have their pay linked to a combination of Group, business unit, division, department and individual performance.

Value oriented

There is a strong link between compensation programs and company values. The design and administration of the compensation programs are guided and supported by the Credit Suisse Group Code of Conduct, the respective business unit’s core values and the Group’s commitment to diversity. Individual performance evaluations measure results and the extent to which each employee upholds these values.

Market driven

Compensation levels must be competitive with those of peers in each of the markets in which Credit Suisse Group competes. The Group’s programs are structured to compete both in design and in total compensation relative to the benchmarks of competitive practices and performance. Appropriate pay positioning at all levels and for all components of compensation including base salary, variable cash compensation, equity awards and other deferred programs, is assessed and reviewed regularly.

Shareholder aligned

Compensation should reflect not only short-term business performance but also growth over the long term. The Group’s long-term incentive compensation programs are designed to encourage the creation of shareholder value by linking annual pay to the Group financial results and by providing a competitively balanced pay mix between cash and equity.

Compensation elements

Compensation can be split into two main categories:

– Fixed compensation (base salary and local allowances); and

– Variable compensation (cash bonus, deferred bonus and long-term incentives).

The compensation mix varies by functional level within the organization. A majority of the compensation awarded to general staff is fixed. At management level, the compensation mix varies by business, position and location – with a greater emphasis on incentive elements at executive level. The principles associated with each category of compensation are described below. Regional and business segment modifications are taken into consideration in accordance with local laws, customs or practice or collective bargaining agreements.

Fixed compensation

As part of its compensation philosophy, Credit Suisse Group seeks to pay all full-time employees competitive base salaries that attract, motivate and retain highly qualified professionals. Base salaries for employees take into consideration position, experience and skill sets and acknowledge individual performance.

Credit Suisse Group’s base salary structure is generally aimed at the median level of the industry in the relevant markets. The period of review, generally annually, is set according to local practice. The Group also seeks to provide competitive pension and fringe benefit packages in accordance with local market practice in each jurisdiction in which it operates.

Variable compensation

The awarding of any variable compensation and the value thereof is determined on a business-by-business and on an individual basis and, unless dictated by contractual obligation, is solely at the discretion of the Group.

– The cash bonus element is intended to reward and drive performance above and beyond the core requirements of the job function, providing greater earning potential for employees exceeding predetermined goals. In addition, the Group may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae which are regularly reviewed to ensure they remain competitive in respect of market benchmarks.

– The deferred bonus element is designed to promote employee retention and align employee and shareholder interests. In certain jurisdictions, this may have tax benefits. The principal vehicle for delivery of the deferred bonus is the Credit Suisse Group Master Share Plan. Under the Master Share Plan, a portion of the bonus may be delivered in the form of registered shares, phantom shares, options or other equity-based instruments. The mandatory deferral percentage is based upon the employee’s position and compensation level in accordance with the terms of the applicable business unit regulations. All equity awards are subject to restrictive covenants such as vesting, forfeiture or blocking, according to local regulations. In addition to mandatory deferrals, voluntary deferrals are offered in certain jurisdictions and may include such elements as contributions to pension/retirement plans and deferred cash compensation plans.

– The Group also employs a variety of other long-term incentive plans or programs to assist in hiring at competitive levels, to enhance the link between the employees and the shareholders, and to further encourage retention. These usually consist of special equity grants with terms and conditions designed to meet the plan’s objectives.

Metrics

Competitive market analysis and performance evaluations are completed annually and reviewed with the Compensation Committee in support of annual incentive compensation recommendations. The analysis consists of data obtained from various sources including competitor analysis completed by an appointed independent global compensation consulting firm, benchmarking statistics directly from competitors and survey providers, proxy data and general market intelligence.

Within the context of the respective markets, Credit Suisse Group evaluates performance at several levels:

The Company

– Overall Credit Suisse Group financial results are examined, analyzing quantitative performance goals including: net income, net operating profit, pre-tax margin/return on equity and ratio of compensation expense to net revenue. Performance targets for the ensuing year are set during the annual strategic planning process.

The business unit, division and/or department

– The actual versus budget and prior-year contribution is measured, as well as strategic initiatives, market share and the control environment.

The individual employee

– The individual employee’s performance is assessed against objectives and accomplishments using a number of methods such as employee reviews, a 360° evaluation process, a “management-by-objectives” process, as well as by looking at qualitative measures such as the employee’s participation in activities which promote Credit Suisse Group’s vision and strategy or his or her compliance with the values stipulated in the Group’s Code of Conduct.

During 2004, the Compensation Committee received reports and guidance from an independent global compensation consulting firm to ensure that the programs, in the judgment of the Compensation Committee, remain competitive and correspond to market practice, are in line with Credit Suisse Group’s compensation principles and take shareholder interests into consideration.

Additional information on “Compensation to and equity holdings of members of the Board of Directors and the most senior executive body” can be found in note 33 to the Consolidated Financial Statements. Information on “Related party transactions” is available in note 35 to the Consolidated Financial Statements.

Shareholders

Voting rights, transfer of shares

There is no limitation under Swiss law or Credit Suisse Group’s Articles of Association, or AoA, on the right of non-Swiss residents or nationals to own Credit Suisse Group shares. Credit Suisse Group recognizes as a shareholder with voting rights the person whose name is entered in the share register. A person who has acquired shares will, upon application and disclosure of his or her name, address and citizenship, be entered without limitations in the share register as having voting rights provided that he or she expressly states that the shares were acquired in his or her own name for his or her own account (Art. 4, Section 1 and 2 of the AoA). Any person not expressly making such a statement, which is referred to as a “nominee,” may be entered for a maximum of 2% of the total outstanding share capital with voting rights in the share register. In excess of this limit, registered shares held by a nominee will only be granted voting rights if the nominee declares in writing that he or she is prepared to disclose the name, address and shareholding of any person for whose account he or she is holding 0.5% or more of the outstanding share capital (Art. 4, Section 3 of the AoA).

In principle, each share represents one vote at the Annual General Meeting, or AGM, with the exception of the shares held by Credit Suisse Group, which, in accordance with Swiss law, do not have any voting rights. However, the shares for which a single shareholder can directly or indirectly exercise voting rights, for his or her own shares or as a proxy, may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies (Art. 10, Section 1 of the AoA). For the purposes of the restrictions on voting rights, legal entities, partnerships or groups of joint owners or other groups in which individuals or legal entities are related to one another through capital ownership or voting rights or have common management or are otherwise interrelated are regarded as being a single shareholder. The same applies to individuals, legal entities or partnerships that act in concert with intent to evade the limitation on voting rights (Art. 10, Section 2 of the AoA).

The restrictions on voting rights do not apply to the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by Credit Suisse Group (Art. 689c of the Swiss Code of Obligations, or CO) or by persons acting as proxies for deposited shares (Art. 689d of the CO) provided all such persons have been instructed by shareholders to act as proxies (Art. 10, Section 3 of the AoA). Nor do the restrictions on voting rights apply to shares in respect of which the shareholder confirms to Credit Suisse Group in the application for registration that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the Federal Act on Stock Exchange and Securities Trading and the relevant ordinances and regulations have been fulfilled (Art. 10, Sections 4 and 6 of the AoA). In addition, the restrictions on voting rights do not apply to shares which are registered in the name of a nominee, provided that this nominee furnishes Credit Suisse Group with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital outstanding at the time and for which he or she has satisfied the disclosure requirements in accordance with the Federal Act on Stock Exchanges and Securities and the relevant ordinances and regulations. The Board of Directors has the right to conclude separate agreements with nominees concerning both their disclosure requirements and the exercise of voting rights (Art. 10, Section 5 AoA). At December 31, 2004, no such agreements were in place.

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

Each shareholder, whether registered in the share register or not, is entitled to receive dividends, if and when approved at the AGM. The same principle applies for capital repayments in the event of a reduction of the share capital and for liquidation proceeds in the event Credit Suisse Group is dissolved or liquidated. Under Swiss law, a shareholder has no liability for capital calls, but is also not entitled to reclaim his or her capital contribution. Swiss law further requires a company to apply the principle of equal treatment to all shareholders.

Annual General Meeting

Under Swiss law, the AGM must be held within six months after the end of the fiscal year. For Credit Suisse Group, the fiscal year ends December 31, which means that the AGM can be held no later than June 30. The AGM may be convened by the Board of Directors or, if necessary, by the statutory auditors, with 20 days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board of Directors, and, at the same time, shares of Credit Suisse Group representing at least 10% of the share capital must be deposited. Shareholders holding shares with an aggregate par value of CHF 0.5 million have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board of Directors not later than 45 days before the meeting and, at the same time, shares of Credit Suisse Group with a par value of at least CHF 0.5 million must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM (Art. 7 of the AoA). Notice of an AGM, including agenda items and proposals submitted by the Board of Directors and by shareholders, must be published in the Swiss Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting.

Holders of shares may request a registration in the share register at any time. There is, in particular, no deadline for registering shares before an AGM. However, technical considerations may make a registration on the same day as the AGM impossible.

The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections by the AGM generally require the approval of a majority of the votes represented at the meeting, except as otherwise prescribed by mandatory provisions of law or by the Articles of Association (Art. 13, Section 1 of the AoA). For example, shareholders’ resolutions requiring a vote by a majority of the votes represented include (i) amendments to the AoA, unless a supermajority is necessary; (ii) election of directors and statutory auditors; (iii) approval of the annual report and the statutory and consolidated accounts; and (iv) determination of allocation of distributable profit. However, under Swiss law, a quorum of at least half of the share capital and a two-thirds majority of the votes represented is required for resolutions on (i) change of the purpose of the company; (ii) creation of shares with increased voting powers; (iii) implementation of transfer restrictions on shares; (iv) authorized or conditional increase in the share capital; (v) increase of capital by way of conversion of capital surplus or by contribution in kind; (vi) restriction or suspension of preferential rights; (vii) change of location of the principal office; and (viii) dissolution of the company without liquidation. A quorum of at least half of the share capital and approval by at least three-quarters of the votes cast is required for resolutions on (i) the conversion of registered shares into bearer shares; (ii) amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and (iii) the dissolution of the company. A quorum of at least half of the share capital and the approval of at least seven-eighths of votes cast is required for amendments to provisions of the AoA relating to voting rights (Art. 12, Section 2 and Art. 13 Section 2 of the AoA).

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

Clauses on changes of control

Subject to certain provisions in the Group’s employee benefit plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions that require the payment of extraordinary benefits in case of a change of control in the agreements and plans benefiting members of the Board of Directors and Group Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Group Executive Board or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Internal and External Auditors

Internal Audit

At year-end, Credit Suisse Group’s Internal Audit Department consisted of approximately 290 professionals, more than 250 of which are engaged directly in audit activities. The head of Internal Audit is Heinz Leibundgut, who reports directly to the Audit Committee.

Internal auditing is an independent, objective assurance and consulting activity designed to add value and improve Credit Suisse Group’s operations. It uses a systematic, disciplined approach to evaluating and improving the effectiveness of the Group’s risk management, control and governance processes. Internal Audit is responsible for carrying out audits in the Group’s banking and insurance business areas on a periodic basis in line with Auditing Regulations as approved by the Audit Committee or the Board of Directors. Internal Audit regularly and independently assesses the risks of the various business activities, taking into account, among other things, industry developments, strategic and organizational decisions, best practice and regulatory concerns. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and required resources to be approved by the Audit Committee. Internal Audit coordinates its efforts with the activities of the external auditor to leverage the total effect. Striving for best practice, Internal Audit regularly benchmarks its methods and tools with peers. Management as well as the Chairman of the Board and the Chairman of the Audit Committee regularly receive individual reports or summaries prepared by Internal Audit. In addition, the head of Internal Audit reports the department’s findings to the Audit Committee at each quarterly meeting

External Auditors

Credit Suisse Group’s statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners, Brendan Nelson, who is the Global Lead Partner, and Peter Hanimann, who is the Leading Bank Auditor, assumed these roles in 1997 and 1998, respectively. In line with the applicable regulations, both are in the process of handing over their responsibilities to a new team which will be responsible for the audit of the 2005 financial statements. The lead Group engagement partners as of January 1, 2005 are: David Jahnke, Global Lead Partner, and Roland Müller, Leading Bank Auditor. In addition, Credit Suisse Group has mandated BDO Visura, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.

KPMG received the following fees related to the years 2003 and 2004:
Type of Service (in CHF m)	2004	2003

Audit services	48.9	51.1
Audit-related services 1)	14.4	3.7
Tax services 2)	10.0	8.1
All other services 3)	0.2	3.5

1) Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of or calculations required by agreements; (ii) internal control related reports; (iii) accounting advice; (iv) audits of private equity funds and employee benefit plans; and (v) regulatory advisory services.
2) Tax services are in respect of tax compliance and consultation services, including: (i) preparation and or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; (iii) expatriate tax return preparation services; and (iv) confirmations relating to the Qualified Intermediary status of Group entities.
3) All other services are primarily in respect of: (i) information risk management advisory services; and (ii) accounting and tax advice provided to front office personnel in connection with client transactions.

KPMG attends all meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or review work. The Audit Committee approves on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, Credit Suisse Group’s policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of its external auditor. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2004 were pre-approved. KPMG is required to periodically report to the Audit Committee regarding the extent of services provided by KPMG and the fees for the services performed to date.

Employees

As of December 31, 2004, we employed 60,532 employees worldwide. Of the total number of employees, 25,705 were employed in Switzerland and 34,827 were employed abroad.

In 2004, our total number of employees increased by 55. In 2003, our total number of employees decreased by 17,980 or 22.9%. These declines primarily resulted from divestitures of businesses within the Group. A majority of our employees do not belong to unions. We have not experienced any significant strike, work stoppage or labor dispute in recent years. We consider our relations with employees to be good.

The following table sets forth the number of employees by segment as of December 31:
	2004	2003	2002

Private Banking	12,342	11,850	12,967
Corporate & Retail Banking	8,314	8,479	9,281
Institutional Securities	16,498	15,374	15,666
Wealth & Asset Management	2,981	2,967	7,135
Life & Pensions	6,524	7,193	7,815
Non-Life	12,844	13,673	24,315
Corporate Center	1,029	941	1,278

Total	60,532	60,477	78,457

Information policy

Credit Suisse Group is committed to an open and fair information policy vis-à-vis its shareholders as well as other stakeholders. Credit Suisse Group’s Investor Relations Department and Media Relations Department are responsible for enquiries.

All shareholders registered in the Credit Suisse Group share register automatically receive an invitation to the Group’s AGM including an order form to receive the full Annual Report of Credit Suisse Group and/or the Business Review. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on the Group’s performance in a short and concise format. In addition, the Group produces detailed Quarterly Reports on its financial performance. Shareholders can elect whether they would like to regularly receive the Quarterly Reports. All of these reports, the annual report on Form 20-F and other regularly updated information can be found on Credit Suisse Group’s website www.credit-suisse.com.

Main Offices

Credit Suisse Group

Paradeplatz 8

P.O. Box 1

8070 Zurich

Switzerland

Tel. +41 44 212 1616

Fax. +41 44 333 2587

Credit Suisse

Paradeplatz 8

P.O. Box 2

8070 Zurich

Switzerland

Tel. +41 44 334 4020

Fax. +41 44 334 9010

Credit Suisse

Private Banking

Paradeplatz 8

P.O. Box 500

8070 Zurich Switzerland

Tel. +41 44 333 4444

Fax. +41 44 334 9010

Credit Suisse

Corporate & Retail Banking

Paradeplatz 8

P.O. Box 100

8070 Zurich

Switzerland

Tel. +41 44 333 1111

Fax. +41 44 332 5555

Winterthur Group

General Guisan-Strasse 40

P.O. Box 357

8400 Winterthur

Switzerland

Tel. +41 52 261 1111

Fax. +41 52 213 6620

Credit Suisse First Boston

Uetlibergstrasse 231

P.O. Box 900

8070 Zurich

Switzerland

Tel. +41 44 333 5555

Fax. +41 44 333 5599

Credit Suisse First Boston

Eleven Madison Avenue

New York, NY 10010-3629

USA

Tel. +1 212 325 2000

Fax. +1 212 325 6665

Credit Suisse First Boston

One Cabot Square

London E14 4QJ

United Kingdom

Tel. +44 20 7888 8888

Fax +44 20 7888 1600

Credit Suisse Asset Management

Giesshübelstrasse 30

P.O. Box 800

8070 Zurich

Switzerland

Tel. +41 44 335 1111

Fax. +41 44 333 2225

Credit Suisse Asset Management

466 Lexington Ave.

New York, NY 10017

USA

Tel. +1 212 875 3500

Fax +1 646 658 0728

Credit Suisse Asset Management

Beaufort House

15 St. Botolph Street

London EC3A 7JJ

United Kingdom

Tel. +44 20 7426 2626

Fax. +44 20 7426 2828

Enquiries

Credit Suisse Group

Investor Relations

Marc Buchheister, Manuela Luzio

Tel. +41 44 333 3169/+41 44 332 6098

Fax +41 44 333 2587

Credit Suisse Group

Media Relations

Charles Naylor, Andres Luther

Tel. +41 44 333 8844

Fax +41 44 333 8877

Impressum

Design: Claus Koch Corporate Communications, Düsseldorf

Photography: Beat Streuli, Zurich and Düsseldorf

Photography Executive Board: Claudia Kempf, Wuppertal

Production: Management Digital Data AG, Zurich

Printer: NZZ Fretz AG, Zurich

Credit Suisse Group’s Annual Report 2004 is printed on totally chlorine-free (TCF) paper and is fully recyclable.

Cautionary statement regarding forward-looking information

This Annual Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;

– Our future economic performance or prospects;

– The potential effect on our future performance of certain contingencies; and

– Assumptions underlying any such statements.

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– Market and interest rate fluctuations;

– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

– The ability of counterparties to meet their obligations to us;

– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

– Political and social developments, including war, civil unrest or terrorist activity;

– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

– The ability to maintain sufficient liquidity and access capital markets;

– Operational factors such as systems failure, human error, or the failure properly to implement procedures;

– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– The effects of changes in laws, regulations or accounting policies or practices;

– Competition in geographic and business areas in which we conduct our operations;

– The ability to retain and recruit qualified personnel;

– The ability to maintain our reputation and promote our brands;

– The ability to increase market share and control expenses;

– Technological changes;

– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– Acquisitions, including the ability to integrate successfully acquired businesses;

– The adverse resolution of litigation and other contingencies; and

– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 333 25 87
www.credit-suisse.com
5520014

English