Form 20-F
period 2005-12-31
CREDIT SUISSE GROUP
filed 2006-03-31
CIK 1159510

As filed with the Securities and Exchange Commission on March 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Commission file number 001-15244)

Credit Suisse Group
(Exact name of Registrant as specified in its charter)

Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Share	New York Stock Exchange
Shares, par value CHF 0.50*	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005: 1,125,360,183

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

* Not for trading but only in connection with the registration of the American Depositary Shares

Table of contents

Items not shown are not required because this Form 20-F is filed as an Annual Report or because they are not applicable to Credit Suisse Group.

Table of contents
Definitions
Sources
Accounting basis and reporting currency
Cautionary statement regarding forward-looking information
Item 3: Key information
Selected financial data
Exchange rate information
Risk factors
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Adverse market or economic conditions may cause a decline in net revenues
Private banking, corporate and retail banking, asset management and insurance businesses
Investment banking business
Alternative capital business
We may incur significant losses in the real estate sector
Our revenues may decline in line with declines in certain sectors
Holding large and concentrated positions may expose us to large losses
Our hedging strategies may not prevent losses
Market risk may increase the other risks that we face
Credit risk
We may suffer significant losses from our credit exposures
Banking businesses
Investment banking business
Insurance businesses
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
Liquidity risk
Our liquidity could be impaired if we could not access the capital markets or sell our assets
Our banking businesses may face asset-liability mismatches
Our insurance businesses may face liquidity problems
Changes in our ratings may adversely affect our business
Operational risk
We are exposed to a wide variety of operational risks
We may suffer losses due to employee misconduct
Legal and regulatory risks
Our exposure to legal liability is significant
Extensive regulation of our businesses limits our activities and may subject us to significant penalties
Legal restrictions on our clients may reduce the demand for our services
Competition
We face increased competition due to consolidation and new entrants
Our competitive position could be harmed if our reputation is damaged
We must recruit and retain highly skilled employees
We face competition from new trading technologies
Financial services businesses that we acquire may not perform well or may prove difficult to integrate into our existing operations
We may fail to realize the anticipated revenue growth and cost synergies from the integration of our banking businesses
We may be unable to sell non-core assets at favorable prices, or at all.
Item 4: Information on the company
Regulation and supervision
Overview
Banking
Switzerland
Capital requirements
Liquidity requirements
Risk concentration
Confidentiality Requirements
European Union
United States
Non-banking activities
United Kingdom
Investment banking and asset management
Switzerland
European Union
United States
United Kingdom
Insurance
Switzerland
European Union
Germany
United States
Property and equipment
Additional information
Item 4A: Unresolved staff comments
Item 5: Operating and financial review and prospects
Critical accounting policies
Fair value
Controls over the fair valuation process
Price transparency of financial instruments recorded at fair value
Trading assets and liabilities
Money market instruments
Trading securities
Derivatives
Other trading assets
Investment securities
Other investments
Provisions from the insurance business
Future policyholder benefits
Provisions for unpaid losses and loss adjustment expenses
Deferred policy acquisition costs (DAC)
Present value of future profits (PVFP)
Contingencies and loss provisions
Litigation contingencies
Allowances and provisions for losses
Inherent loan loss allowance
Specific loan loss allowances
Goodwill impairments
Income taxes
Deferred tax valuation allowances
Tax contingencies
Pension plans
Off-balance sheet arrangements
Guarantees
Retained or contingent interests in assets transferred to unconsolidated entities
Variable interest entities
Contractual obligations and other commercial commitments
Derivatives
Freestanding derivatives
Swaps
Options
Forwards and futures
Risk management
Economic hedges
Fair value hedges
Cash flow hedges
Net investment hedges
Over-the-counter derivatives
Related party transactions
Recently issued accounting standards
Liquidity and capital resources
Credit Suisse Group consolidated and Credit Suisse Group legal entity
Organization
Funding sources and strategy
At the Credit Suisse Group consolidated level
At the Credit Suisse Group legal entity level
Factors that may affect liquidity and capital resources
Credit ratings
Capital resources and capital adequacy
Contractual cash obligations and other commercial commitments
Credit Suisse legal entity
Organization
Liquidity management
Funding sources and strategy
Funding activity highlights
Credit ratings
Capital resources and capital adequacy
Winterthur legal entity
Organization
Liquidity management
Funding sources and strategy
Credit ratings
Solvency and capital adequacy
Information required by Industry Guide 3
Selected statistical information
Average balances and interest rates
Analysis of changes in net interest income
Deposits
Short-term borrowings
Investment portfolio
Investment strategy
Loan portfolio
Non-performing loans
Potential problem loans
Restructured loans
Cross-border outstandings
Item 6: Directors, senior management and employees
Item 7: Major shareholders and related party transactions
Item 8: Financial information
Consolidated financial statements
Legal proceedings
World War II settlement
XL insurance claims
South Africa litigation
Litigation relating to IPO allocation
Research-related litigation
Enron-related litigation and inquiries
NCFE-related litigation
Refco-related litigation
Parmalat-related legal proceedings
Dividend policy
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
No. Exhibit title
Signatures
Exhibit 10.1
Consent of the Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse Group, Zurich
Exhibit 10.2
Report of the Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse Group, Zurich
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Annual Certification Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
Schedule I
Schedule III
Schedule IV
Credit Suisse Group annual report
Message from the Chairman
Message from the Chief Executive Officer
Information on the company
Credit Suisse Group
Credit Suisse Group history and structure
Overview
Banking business
Private Banking
Corporate & Retail Banking
Institutional Securities
Wealth & Asset Management
Insurance business
Life & Pensions
Non-Life
Corporate Center
Acquisitions and divestitures
Organizational changes in 2006
Integration of the banking business
New organization
Banking business
Shared Services
Regional structure
Strategy
Increasing our global reach
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Private Banking
Overview
Products and services
Marketing and distribution
Operating environment and competition
Operating environment
Competition
Corporate & Retail Banking
Overview
Products and services
Marketing and distribution
Operating environment and competition
Operating environment
Competition
Institutional Securities
Overview
Products and services
Trading
Investment Banking
Other
Global Investment Research
Operating environment and competition
Operating environment
Competition
Wealth & Asset Management
Overview
Products and services
Asset management and advisory services
Funds
Alternative Capital
Private Client Services
Operating environment and competition
Operating environment
Competition
Life & Pensions
Overview
Products and services
Marketing and distribution
Operating environment and competition
Operating environment
Competition
Non-Life
Overview
Products and services
Marketing and distribution
Operating environment and competition
Operating environment
Competition
Operating and financial review
Overview
Factors affecting results of operations
Credit Suisse Group structure
Credit Suisse Group management
Summary of Group results
Credit Suisse Group
Year ended December 31, 2005 compared to year ended December 31, 2004
Net revenues
Total benefits, claims and credit losses
Total operating expenses
Income tax expense
Minority interests
Net new assets and assets under management
Further guidance on accounting for share-based awards
Year ended December 31, 2004 compared to year ended December 31, 2003
Net revenues
Total benefits, claims and credit losses
Total operating expenses
Income tax expense
Loss contingencies
Net new assets and assets under management
Private Banking
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Corporate & Retail Banking
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Institutional Securities
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Wealth & Asset Management
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Life & Pensions
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Non-Life
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Investments for Life & Pensions and Non-Life
Corporate Center
Year ended December 31, 2005 compared to year ended December 31, 2004
Year ended December 31, 2004 compared to year ended December 31, 2003
Risk management
Overview
Risk management principles
Risk management oversight
Risk management oversight at the Board level
Risk management oversight at the Group management level
Risk management oversight at the Credit Suisse and Winterthur management levels as of January 1, 2006
Credit Suisse risk management committees
Winterthur risk management committees
Risk categories
Risk limits
Economic Risk Capital
Introduction
Concept
Applications
Key position risk trends 2005
Market risk
Overview
Value-at-Risk
Assumptions
Limitations
Scenario analysis
Assumptions
Limitations
Trading portfolios
Risk measurement and management
Development of trading portfolio risks
VaR results and distribution of trading revenues
Non-trading portfolios
Risk measurement and management
Development of non-trading portfolio risks
Credit risk for the banking businesses
Definition of credit risk
Credit risk management approach
Loans
Risk mitigation
Loss given default
Non-performing loans
Potential problem loans
Credit provisions
Loan valuation allowances and provisions for inherent credit losses
Summary of loan valuation allowance experience
Insurance risk
Introduction
Risk structure in the insurance business
Non-Life
Life
Reinsurance
Expense risk
Liquidity and funding risk
Operational risk
Legal risk
Reputational risk
FINANCIAL INFORMATION
Consolidated financial statements
Consolidated statements of income
Consolidated balance sheets
Statement of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Consolidated statements of cash flows – continued
Notes to the consolidated financial statements
1 Summary of significant accounting policies
Principles of consolidation
Foreign currency translation
Cash and cash equivalents
Reverse repurchase and repurchase agreements
Securities lending and borrowing (SLB) transactions
Trading assets and liabilities
Derivatives
Investment securities
Other investments
Loans
Loans held-to-maturity
Allowance for loan losses on loans held-to-maturity
Loans held-for-sale
Purchased impaired loans
Premises and equipment
Goodwill and other intangible assets
Present value of future profits
Recognition of impairment losses on tangible fixed assets and other intangible assets
Income taxes
Assets and liabilities held for separate accounts
Other assets
Derivative instruments used for hedging
Deferred policy acquisition costs
Life settlement contracts
Reinsurance recoverables
Provisions from the insurance business
Provision for future policyholder benefits
Provision for unearned revenue liability
Provision for death and other benefits
Provision for future dividends to policyholders
Provision for unpaid losses and loss adjustment expenses
Reinsurance
Other liabilities
Guarantees
Pensions and other post-retirement benefits
Share-based compensation
Own shares and own bonds
Net interest income
Commissions and fees
Insurance net premiums earned and other revenues from business classified as deposit accounting
2 Recently issued accounting standards
Recently adopted accounting standards
Consolidation
Share-based compensation
Loans
Investment securities
Derivatives
Pensions
Classification of liabilities and equity
Asset retirement obligations
Insurance
Standards to be adopted in future periods
3 Business developments and subsequent events
Divestitures
Subsequent events
4 Discontinued operations
5 Segment information
Overview
Inter-segment revenue sharing and cost allocation
Taxes
Segment reporting by geographic location
6 Interest and dividend income and interest expense
7 Trading activities
8 Noninterest revenues and expenses
9 Insurance premiums, claims and related reinsurance
Reinsurance
Life & Pensions reinsurance
Non-Life reinsurance
10 Securities borrowed, lent and subject to repurchase agreements
11 Investment securities
12 Other investments
13 Loans
14 Premises and equipment
15 Goodwill
16 Other intangible assets
17 Present value of future profits
18 Other assets
19 Deferred policy acquisition costs
20 Deposits
21 Provisions from the insurance business
22 Provisions for unpaid losses and loss adjustment expenses from the non-life insurance business
Life contracts with guarantees
23 Participating policies of the insurance businesses
24 Long-term debt
25 Other liabilities
26 Restructuring liabilities
27 Accumulated other comprehensive income
28 Earnings per share
29 Income taxes
30 Employee share-based compensation and other benefits
Share-based compensation
Fair value assumptions for share-based payments
Other benefits
31 Related parties
Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board Committee
Governance
Compensation to and equity holdings of members of the Board of Directors
Additional fees and remuneration
2005 total compensation of the Chairman of the Board of Directors
Executive compensation policies
Components of total compensation
Salary
Performance bonus
Share-based compensation
Additional fees and remuneration
Loans to members of the Board of Directors and the Group Executive Board Committee
Other information
Liabilities due to own pension funds
32 Pension and other post-retirement benefits
Swiss pension plans
International pension plans
Other post-retirement defined benefit plans
Defined benefit pension and other post-retirement defined benefit plans
Assumptions
Plan assets and investment strategy
Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
Defined contribution pension plans
33 Derivatives and hedging activities
Trading activities
Economic hedges
Hedge accounting
Fair value hedges
Cash flow hedges
Net investment hedges
Hedge effectiveness assessment
34 Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Disposal-related contingencies
Other indemnifications
Lease commitments
Other commitments
35 Securitization activity
36 Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
37 Concentrations of credit risk
38 Fair value of financial instruments
39 Assets pledged or assigned
40 Capital adequacy
Banking businesses
Broker-dealer operations
Insurance business
Dividend restrictions
41 Assets under management
42 Litigation and other contingencies
43 Significant subsidiaries and associates
Significant subsidiaries
Significant associates (Value according to the Equity Method)
44 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Scope of consolidation
Discontinued operations
Real estate held for investment
Investments in securities
Available-for-sale securities
Impairments on held-to-maturity securities
Trading positions
Investments in precious metals
Bifurcation of precious metal loans
Intangible assets, including goodwill
Intangible assets with indefinite lives
Goodwill amortization
Pensions and post-retirements benefits
Reserves for general banking risks
45 Credit Suisse Group, Parent Company
Condensed statements of income
Condensed balance sheets
Condensed statements of cash flow
Report of the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
Parent company Financial Statements
Balance sheet before appropriation of retained earnings
Proposed appropriation of retained earnings
Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase
Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich
Corporate governance
Introduction
The importance of corporate governance
Complying with rules and regulations
Corporate governance framework
Company
Major shareholders
Capital structure
Board of Directors
Membership and qualifications
Independence
Meetings
Chairman of the Board
Board responsibilities
Board Committees
Chairman’s and Governance Committee
Audit Committee
Compensation Committee
Risk Committee
Members of the Board of Directors and the Committees
Honorary Chairman of Credit Suisse Group
Secretaries of the Board of Directors
Changes in the Board of Directors
Management
Group Executive Board Committee and Group Executive Board (as of December 31, 2005)
Members of the Group Executive Board Committee
Members of the Group Executive Board
Group Executive Board and Executive Board of Credit Suisse (as of January 1, 2006)
Executive Boards of Credit Suisse Group and Credit Suisse
Advisory Board of Credit Suisse Group
Compensation
Core compensation principles
Performance based
Value oriented
Market driven
Shareholder aligned
Compensation elements
Fixed compensation
Variable compensation
Metrics
The Company
The division and/or department
The individual employee
Shareholders
Voting rights, transfer of shares
Annual General Meeting
Changes of control and defense measures
Duty to make an offer
Clauses on changes of control
Internal and external auditors
Internal Audit
External auditors
Employees
Information policy
Main offices
Credit Suisse Group
Credit Suisse
Credit Suisse
Credit Suisse
Credit Suisse
Winterthur Group
Credit Suisse
Enquiries
Impressum
Cautionary statement regarding forward-looking information

Definitions

For the purposes of this Form 20-F, unless the context otherwise requires, the terms “we,” “us,” “our” and “the Group” mean Credit Suisse Group and its consolidated subsidiaries.

Sources

Throughout this Form 20-F, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Standard & Poor’s Europe Insurance Market Profile, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Accounting basis and reporting currency

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Our consolidated financial statements are denominated in Swiss francs, or CHF. For your convenience, we have translated certain amounts referred to in this Form 20-F from Swiss francs into US dollars, or USD, at the rate of CHF 1.00 = USD 0.7606, which was the noon buying rate for Swiss francs on December 30, 2005, in New York City as certified by the Federal Reserve Bank of New York. You should not construe this convenience translation as a representation that the Swiss franc amounts actually denote the corresponding US dollar amounts or could be converted into US dollars at the indicated rate. The assumed rate also differs from the rates used in the preparation of the financial position of the Group as of December 31, 2005 and 2004, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2005.

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

– Operational factors such as systems failure, human error, or the failure to implement procedures properly;

– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– The effects of changes in laws, regulations or accounting policies or practices;

– Competition in geographic and business areas in which we conduct our operations;

– The ability to retain and recruit qualified personnel;

– The ability to maintain our reputation and promote our brand;

– The ability to increase market share and control expenses;

– Technological changes;

– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets and businesses;

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

Item 3: Key information

Selected financial data

Credit Suisse Group is a global financial services company domiciled in Switzerland. In 2005, the Group’s activities were operated and managed in six segments. The information in this Annual Report, including the operating and financial review, reflects this operational and management structure.

Effective January 1, 2006, Credit Suisse Group aligned its organizational structure to its new strategic orientation, which is to focus on banking and to hold its insurance business as a financial investment.

In its banking business, the Group launched a key strategic initiative in December 2004 to form a fully integrated bank, with three segments: Investment Banking, Private Banking and Asset Management. These changes reflect the increasingly complex needs and global orientation of Credit Suisse’s clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. They also reflect the changes in the way Credit Suisse operates as a bank as a result of globalization and new technologies, and the growing competitive pressure in the industry.

As an integrated bank, Credit Suisse is committed to delivering its combined experience and expertise to clients by drawing on its tradition of innovation across businesses and regions. With global divisions dedicated to investment banking, private banking and asset management, Credit Suisse can now better provide more comprehensive solutions for its clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. The new regional structure enables Credit Suisse to leverage its resources and to develop cross-divisional strategies that span the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

The integration of the banking business began with the legal merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston, on May 13, 2005.

The newly integrated global bank was launched on January 1, 2006. It operates under a single Credit Suisse brand. The brand names Credit Suisse First Boston and Credit Suisse Asset Management are no longer used.

This Form 20-F has been prepared on the basis of the structure in place for the year ended December 31, 2005. For further information, refer to Item 4 – Information on the Company.

The following table shows the Group's condensed consolidated statements of income for the five most recent years:
in CHF m, except where indicated	2005		2004	2003	2002	2001

Net revenues	60,632		55,139	52,515	47,319	60,126

Total benefits, claims and credit losses	23,429		22,373	24,784	22,208	23,570
Total operating expenses	27,954		24,534	26,055	29,400	37,321

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	9,249		8,232	1,676	(4,289)	(765)

Income tax expenses/(benefit)	1,356		1,421	(11)	(127)	(207)
Minority interests (including dividends on preferred securities)	2,030		1,127	102	(60)	242

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5,863		5,684	1,585	(4,102)	(800)

Income/(loss) from discontinued operations, net of tax	(27)		(50)	(256)	(424)	18
Extraordinary items, net of tax	0		0	7	18	0
Cumulative effect of accounting changes, net of tax	14		(6)	(566)	60	123

Net income/(loss)	5,850		5,628	770	(4,448)	(659)

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5.18		4.85	1.34	(3.55)	(0.71)
Net income/(loss)	5.17		4.80	0.64	(3.85)	(0.58)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5.03		4.79	1.32	(3.55)	(0.71)
Net income/(loss)	5.02		4.75	0.63	(3.85)	(0.58)

Dividends/repayment of capital	2.00	1)	1.50	0.50	0.10	2.00

Return on assets	0.5%		0.5%	0.1%	(0.4%)	(0.1%)
Return on equity	15.4%		15.9%	2.2%	(11.4%)	(1.4%)
Dividend payout ratio	38.7%		31.3%	n/a	(2.6%)	n/a
Equity to asset ratio in %	3.1%		3.3%	3.4%	3.3%	3.9%

1) Proposal of the Board of Directors to the Annual General Meeting on April 28, 2006.

The following table shows selected information of the Group for the five most recent years:
	2005	2004	2003	2002	2001

Assets under management in CHF bn	1,484.3	1,220.7	1,181.1	1,138.6	1,430.6	1)

Consolidated balance sheet in CHF m
Total assets	1,339,052	1,089,485	1,004,308	1,027,158	1,135,109
Common shares	624	607	1,195	1,190	3,590
Total shareholders' equity	42,118	36,273	33,991	34,178	44,061

Consolidated BIS capital ratios 2)
Risk-weighted assets in CHF m	232,891	199,249	190,761	196,486	222,874
Tier 1 ratio in %	11.3	12.3	11.7	9.0	9.5
Total capital ratio in %	13.7	16.6	17.4	14.4	15.7

Number of employees (full-time equivalents)	63,523	60,532	60,477	78,457	80,161

Number of shares outstanding	1,125,360,183	1,110,819,481	1,130,362,948	1,116,058,305	1,120,723,235

1) Not adjusted to reflect the current presentation.
2) All calculations through December 31, 2003, are on the basis of Swiss GAAP.

Exchange rate information
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	Period end	Average	1)	High	Low

2001	0.6025	0.5910		0.6331	0.5495
2002	0.7229	0.6481		0.7229	0.5817
2003	0.8078	0.7484		0.8078	0.7052
2004	0.8763	0.8082		0.8820	0.7575
2005	0.7606	0.8010		0.8721	0.7544

1) The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

March 2006 (through March, 17)	0.7756	0.7575
February 2006	0.7788	0.7575
January 2006	0.7940	0.7729
December 2005	0.7820	0.7570
November 2005	0.7825	0.7544
October 2005	0.7855	0.7679
September 2005	0.8139	0.7712

Risk factors

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

Market risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
We maintain large trading and investment positions and hedges in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market.

We have risk management techniques and policies designed to manage our market risk. These techniques and policies, however, may not be effective. For information on management of market risk, refer to Risk Management – Market risk in the Credit Suisse Group Annual Report 2005.

Adverse market or economic conditions may cause a decline in net revenues
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of oil prices, interest rates and the risk of geopolitical events could materially affect financial markets and the economy. Movements in interest rates could affect our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets could affect the value of our trading and non-trading equity portfolios.

Future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity.

Private banking, corporate and retail banking, asset management and insurance businesses
Unfavorable market or economic conditions could affect our private banking, corporate and retail banking, asset management and insurance businesses by reducing sales of our investment and insurance products and the volume of our asset management activities. In addition, a market downturn could reduce our commission income and fee income that is based on the value of our clients’ portfolios.

Investment banking business
Adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees. Such conditions could also lead to a decline in the volume of securities trades that we execute for customers and, therefore, adversely affect the net revenues we receive from commissions and spreads.

Alternative Capital business
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

In addition, we are exposed to market risk through our proprietary investments in hedge funds.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans secured by commercial and residential properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses could be adversely affected by a downturn in the real estate sector.

Our revenues may decline in line with declines in certain sectors
Decreasing economic growth in a sector, such as the technology and telecommunications sectors, in which we make significant commitments, for example through underwriting or advisory services, could negatively affect net revenues of our investment banking business.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our private banking, corporate and retail banking, investment banking and insurance businesses, which may have sizeable loans to and securities holdings in certain customers or industries. We maintain a system of risk limits designed to control concentration risks. These controls, however, may not be effective.

Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. We may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. In addition, gains and losses resulting from certain ineffective hedges may result in volatility in our reported earnings.

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

Credit risk

We may suffer significant losses from our credit exposures
Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. For information on management of credit risk, refer to Risk management – Credit risk for the banking businesses in the Credit Suisse Group Annual Report 2005.

Banking businesses
Our banking businesses establish provisions for loan losses at a level deemed appropriate by management. Management’s determination of the provision for loan losses is subject to significant judgment, and our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions, and this could have a material adverse effect on our results of operations. For information on provisions for loan losses and related risk mitigation, refer to Item 5 – Operating and Financial Review and Prospects – Critical accounting policies – Contingencies and loss provisions, and Risk management – Credit risk for the banking businesses in the Credit Suisse Group Annual Report 2005.

Investment banking business
In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. An increase in our investment bank’s provisions for credit losses, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations.

Insurance businesses
We transfer a portion of our exposure to insurance risks through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for premiums, but we are not discharged from our legal duty to pay claims on reinsured policies. Therefore, the inability of our reinsurers to meet their financial obligations could have an adverse effect on our results of operations. For further information relating to our reinsurance arrangements, refer to Risk management – Insurance risk – Risk structure in the insurance business in the Credit Suisse Group Annual Report 2005.

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

Cross border and foreign exchange risk

Cross border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets
As a global financial services company, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize customer-driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our investment banking, asset management and insurance businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations.

Insurance underwriting risk
Underwriting risk represents the exposure to loss resulting when actual policy experience differs from the assumptions made in product pricing. These assumptions include mortality, morbidity, surrender rates and expenses on life insurance products and claim frequency and severity on non-life insurance products. Earnings in our insurance businesses depend significantly on the assumptions made in pricing insurance products and establishing the liabilities for future benefits and claims to be paid and may be adversely affected if policy experience differs significantly from the assumptions we make.

In our Non-Life business, our efforts to protect ourselves against catastrophe losses, through selective underwriting, reinsurance and monitoring of risk, may not be effective.

For information relating to insurance underwriting risk, refer to Risk management – Insurance risk in the Credit Suisse Group Annual Report 2005.

Liquidity risk

Our liquidity could be impaired if we could not access the capital markets or sell our assets
Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our banking businesses may face asset-liability mismatches
Our banking businesses meet most of their funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, we have assets with medium- or long-term maturities, creating a potential for funding mismatches. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses. For further information relating to the assets and liabilities of our banking businesses, refer to Item 5 – Operating and Financial Review and Prospects – Information required by Industry Guide 3 – Selected statistical information – Investment portfolios – Deposits and – Short-term borrowings.

Our insurance businesses may face liquidity problems
In the case of catastrophe losses, we may need to sell substantially more liquid investment assets than planned, which may cause us to realize a loss on those investments. In addition, our insurance businesses face a risk of asset and liability mismatches arising from our investment activities. Premiums are paid earlier than claims are settled and these funds must be invested in a manner that allows cash outflows at the appropriate time to meet liabilities, or it could affect our results of operations and financial condition. For information relating to the investments of our insurance businesses, refer to Item 5 – Operating and Financial Review and Prospects.

Changes in our ratings may adversely affect our business
Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their customers. Ratings are assigned by rating agencies, which may reduce, indicate their intention to reduce or withdraw the ratings at any time. For more information relating to our credit ratings, refer to Item 5 – Operating and Financial Review and Prospects – Liquidity and capital resources.

Operational risk

We are exposed to a wide variety of operational risks
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure and business disruption, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct and fraud, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

Legal and regulatory risks

Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to Item 8 – Financial Information – Legal proceedings.

It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. For information on management’s judgments in relation to estimating losses and taking charges for legal, regulatory and arbitration proceedings, refer to Item 5 – Operating and Financial Review and Prospects – Critical accounting policies.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the US and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations and capital requirements.

For a description of our regulatory regime and capital requirements, refer to Item 4 – Information on the Company – Regulation and supervision.

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets.

Competition

We face increased competition due to consolidation and new entrants
We face intense competition in all financial services markets and for the products and services we offer. Consolidation, through mergers and acquisitions, alliances and cooperation, is increasing competition. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from insurance, loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market, and those competitors may not be subject to capital or regulatory requirements and may be able to offer their products and services on more favorable terms.

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest as we increase our client base and the scale of our businesses, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions.

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

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

Financial services businesses that we acquire may not perform well or may prove difficult to integrate into our existing operations
Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

Moreover, if we fail to identify attractive businesses to acquire, we may be unable to expand our businesses as quickly or successfully as our competitors, which could adversely affect our results of operations and reputation.

We may fail to realize the anticipated revenue growth and cost synergies from the integration of our banking businesses
On the basis of our global integrated structure and single banking brand, officially launched on January 1, 2006, we aim to achieve revenue growth and cost synergies. However, to realize the anticipated benefits from the global integration, we must successfully combine components of our banking businesses in a manner that permits cost savings to be achieved while enhancing revenues. For a description of our integrated global bank initiative, refer to Information on the company – Organizational changes in 2006 in the Credit Suisse Group Annual Report 2005.

We may be unable to sell non-core assets at favorable prices, or at all.
Our ability to sell non-core assets and businesses, including our insurance business, at a favorable price may be adversely affected by poor business or market conditions. If we are delayed or precluded from selling our insurance or other non-core assets, owing to adverse market conditions or otherwise, it may adversely affect our results of operations and reputation.

Item 4: Information on the company

Information related to the business of Credit Suisse Group, the individual business segments and organizational changes in 2006, is set forth under the caption Information on the company in the Credit Suisse Group Annual Report 2005 on pages 9 to 30, and such information is incorporated herein by reference.

Regulation and supervision

Overview
The Group’s operations throughout the world are regulated by authorities in each of the jurisdictions in which the Group has offices, branches and subsidiaries. Central banks and other bank regulators, insurance regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee the Group’s banking, investment banking, asset management and insurance businesses. Changes in the supervisory and regulatory regimes of the countries in which the Group operates will determine to some degree the Group’s ability to expand into new markets, the services and products that the Group will be able to offer in those markets and how the Group structures specific operations.

In recent years, a major focus of international policy and regulation, including in Switzerland, the EU (including the UK) and the US, has been on combating money laundering and terrorist financing. Applicable regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, including verifying the identity of customers. Failure of the Group and its subsidiaries to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences.

Effective May 13, 2005, the Group merged its two Swiss banks, Credit Suisse and Credit Suisse First Boston, into one legal entity encompassing the combined operations of both banks under the name Credit Suisse.

For a more complete description of the organizational changes, refer to Information on the company – Organizational changes in 2006 in the Credit Suisse Group Annual Report 2005.

The principal regulatory structures that apply to the Group’s operations are discussed below.

Banking

Switzerland
Although Credit Suisse Group is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (the Bank Law), and its Implementing Ordinance of May 17, 1972, as amended (the Implementing Ordinance), it is required, pursuant to a Swiss Federal Banking Commission, or SFBC, decree, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis, subject to specific stipulations required by the SFBC. The Group is also subject to certain of the reporting obligations of Swiss banks. Furthermore, the Group’s banks in Switzerland, including Credit Suisse, are each regulated by the SFBC on a legal entity basis and, if applicable, on a consolidated basis.

The Group’s banks in Switzerland operate under banking licenses granted by the SFBC pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act.

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the Swiss National Bank (the National Bank). Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. The National Bank is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. It publishes extensive statistical data on a monthly basis.

Under the Bank Law, a bank’s business is subject to inspection and supervision by an independent auditing firm licensed by the SFBC. These Bank Law auditors, which are appointed by the bank’s board of directors, are required to perform annually an audit of the bank’s financial statements and to assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation issued by the Swiss Bankers’ Association and other non-governmental organizations.

Capital requirements
Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

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

The Group is required by the Bank for International Settlements, or BIS, to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital – adjusted for certain deductions, including a 100% deduction of the participation value of Winterthur, which is basically identical to Winterthur’s equity capital (with certain modifications) – by aggregate risk-weighted assets.

The Basel Committee introduced significant changes to existing international capital adequacy standards. These changes are known as Basel II. Certain countries, including Switzerland, are currently in the process of modifying their bank capital and regulatory standards to implement the new standards at the earliest at year-end 2006. The SFBC formally announced that it intends to implement the new standards subject to a “Swiss finish.” The SFBC will implement the new standards as of January 2007 for most Swiss banks applying the simpler methodologies of Basel II and as of January 2008 for large Swiss banks, such as Credit Suisse, applying the advanced methodologies of Basel II. The Group’s various banking subsidiaries will be required to comply with the new standards, but the Group cannot predict at this time what the effect of the new regulation will be on its or its subsidiaries’ capital and capital ratios or results of operations.

Liquidity requirements
Banks are required to maintain a specified liquidity ratio under Swiss law. According to the SFBC’s decree, Credit Suisse Group is only required to maintain adequate levels of liquidity on a consolidated basis within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations for banks.

Risk concentration
Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, pre-defined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and risk mitigation instruments.

Confidentiality Requirements
Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud. In particular, Swiss customer confidentality laws do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

European Union
Since it was announced in 1999, the EU’s Financial Services Action Plan, or FSAP, has given rise to numerous measures (both Directives and Regulations) aimed at increasing integration and harmonization in the European market for financial services. While Regulations have immediate and direct effect in member states, Directives must be implemented through national legislation. As a result, the terms of implementation of Directives are not always consistent from country to country.

The Capital Requirements Directive will implement the Basel II capital framework, for banking groups operating in the EU, from January 2007.

The Financial Conglomerates Directive, adopted in November 2002, applies additional prudential supervision for financial services groups that include regulated entities active both in the banking and/or investment services sectors and in the insurance sector. The UK Financial Services Authority, or FSA, is the Group’s “EU coordinator” and has determined that the SFBC exercises equivalent consolidated supervision in accordance with the directive.

United States
The Group’s operations are subject to extensive federal and state regulation and supervision in the US. The Group’s US banking offices are composed of a New York branch, or the New York Branch, a US administrative office in Florida and a representative office in New York. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (the Superintendent), examined by the New York State Banking Department, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law and related regulations, the New York Branch must maintain, with banks in the State of New York, eligible high-quality assets in an amount generally equal to 1% of its assets (up to a maximum of USD 400 million as long as the New York Branch continues to be “well-rated” by the Superintendent). Should the New York Branch cease to be “well-rated,” the Group may need to maintain substantial additional amounts of eligible assets. The New York Banking Law also empowers the Superintendent to establish asset maintenance requirements for branches of foreign banks expressed as a percentage of each branch’s liabilities. The Superintendent has not imposed such a requirement upon the New York Branch.

The New York Banking Law authorizes the Superintendent to take possession of the business and property of a foreign bank’s New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York state-chartered bank.

In liquidating or dealing with a branch’s business after taking possession, the Superintendent would only accept for payment the claims of creditors (unaffiliated with the foreign bank) that arose out of transactions with that branch. After the claims of those creditors were paid out of the business and property of the bank in the State of New York, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

In addition, under the New York Banking Law, the New York Branch is generally subject to the same single borrower lending limits applicable to a New York state-chartered bank. For the New York Branch, those limits, which are expressed as a percentage of capital, are based on the worldwide capital of Credit Suisse.

The Group’s operations are also subject to US federal banking laws. Under these laws, branches and agencies of foreign banks in the US are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies. Accordingly, the Group’s operations are subject to examination by the Board of Governors of the Federal Reserve System, or the Board, in its capacity as the Group’s US “umbrella supervisor.” The New York Branch is also subject to examination by the Board. In addition, pursuant to the Board’s regulations, the New York Branch is subject to reserve requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the Federal Deposit Insurance Corporation.

Among other things, US federal banking laws provide that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, the Board may terminate the activities of a US branch or agency of a foreign bank if it finds that:

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

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against Credit Suisse, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

In recent years, a major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. Laws and regulations applicable to the Group and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. The Group’s failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences for the Group.

The Group takes its obligations to prevent money laundering and terrorist financing very seriously, while appropriately respecting and protecting the confidentiality of clients. The Group has policies, procedures and training intended to ensure that its employees know the Group's customers and understand the Group's criteria for when a client relationship or business should be evaluated as higher risk for the Group. As part of its continuing evaluation of risk, in the first quarter of 2006, the Group determined to limit the amount of business with counterparties in, or directly relating to, Cuba, Iran, Myanmar, North Korea, Sudan and Syria, which the Group expects to become even more limited over time. The Group's business with such counterparties includes arranging financing for import-export contracts of primarily Swiss corporates and other multinational entities and client commodity trading. Other business activities include correspondent banking services to banks located in such countries and private banking services for nationals of, and clients domiciled in, such countries. The Group has a small representative office in Tehran, Iran.

The US State Department has designated such countries as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. The Group is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The Group is a Swiss-domiciled organization and its activities with respect to such countries are subject to policies and procedures designed to ensure that US persons are not involved and otherwise comply with applicable laws and regulations. The Group does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets as of December 31, 2005 and total revenues for the year ended December 31, 2005.

Non-banking activities
Federal and state banking laws, including the International Banking Act of 1978, as amended, and the Bank Holding Company Act of 1956, as amended, restrict the Group’s ability to engage, directly or indirectly through subsidiaries, in non-banking activities in the US. The Gramm-Leach-Bliley Act of 1999, or GLBA, significantly modified these restrictions.

Once GLBA took effect, qualifying bank holding companies and foreign banks qualifying as “financial holding companies” were permitted to engage in a substantially broader range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain restrictions governing the acquisition of US banks were not affected by the GLBA. Accordingly, the Group is required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. The New York Branch is also restricted from engaging in certain “tying” arrangements involving products and services.

Under GLBA and related Board regulations, the Group and Credit Suisse became financial holding companies effective March 23, 2000 by certifying and demonstrating that Credit Suisse was “well capitalized” and “well managed.” If in the future the Group or Credit Suisse ceases to be “well capitalized” or “well managed,” or otherwise fails to meet any of the requirements for financial holding company status, then, depending on which requirement it fails to meet, it may be required to discontinue newly authorized financial activities or terminate its New York Branch. The Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Group’s operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called “push-out” provisions of GLBA narrow the exclusion of banks (including the New York Branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, or Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed “dealer” definition took effect in September 2003, and the narrowed “broker” definition is currently expected to take effect no earlier than September 2006. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

United Kingdom
The FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA regulates banking, insurance (long-term and general) and investment business. Since October 2004, the FSA has also regulated the activities of mortgage intermediaries and, since January 2005, the activities of general insurance intermediaries. In undertaking its role as regulator, the FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

As a member state of the EU, the UK is required to implement EU directives into national law. As such the regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which the Group operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under US law.

The London branch of Credit Suisse, Credit Suisse International and Credit Suisse (UK) Limited are authorized and regulated by the FSA to take deposits. In deciding whether to grant authorization, the FSA first must determine whether a firm satisfies the threshold conditions for suitability, including the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code, or the NIPS Code, a voluntary code of conduct published by the Bank of England. The FSA participated in the development of the NIPS Code and expects FSA-regulated firms to take due account of it when conducting wholesale money market business.

The FSA cannot set capital requirements for the London Branch. The FSA does, however, require Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures. Furthermore, the FSA requires banks operating in the UK to maintain adequate liquidity.

Investment banking and asset management

Switzerland
The Group’s securities dealer activities in Switzerland are conducted primarily through Credit Suisse and are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are substantially the same as for banks. Securities dealers are supervised by the SFBC.

The Group’s asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds (which is currently undergoing a complete revision and is expected to be replaced by a Law on Collective Capital Investments), these activities are conducted under the supervision of the SFBC.

European Union
In April 2004, as part of the FSAP, the EU adopted the Markets in Financial Instruments Directive, or MiFID. MiFID is required to be implemented into national laws by January 2007 and to be applied to all applicable investment firms no later than November 2007. MiFID replaces the Investment Services Directive and widens (i) the scope of investment services, including investment advice and services and activities relating to commodity derivatives, requiring authorization by EU member states and (ii) the range of regulated investments. In relation to these and other investment services and activities, MiFID provides a "passport" for investment firms enabling them to conduct cross-border activities across Europe when they have received prior authorization from their home state regulator.

MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include new standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID also sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading.

United States
In the US, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities, and the Board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and the NYSE, and by state authorities. For their futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and regulation by state authorities.

The Group’s investment banking business includes broker-dealers registered with the SEC, all 50 states, the District of Columbia and Puerto Rico, and futures commission merchants and commodities trading advisers registered with the CFTC. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, the Group’s investment banking business is subject to overlapping schemes of regulation covering all aspects of its securities and futures activities, including:

– Capital requirements;

– The use and safekeeping of customers’ funds and securities;

– Recordkeeping and reporting requirements;

– Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;

– Supervisory and organizational procedures intended to prevent improper trading on material non-public information;

– Employee-related matters;

– Limitations on extensions of credit in securities transactions;

– Required procedures for trading on securities and commodities exchanges and in the over-the-counter market;

– Prevention and detection of money laundering and terrorist financing;

– Procedures relating to research analyst independence; and

– Procedures for the clearance and settlement of trades.

The broker-dealers’ operations are also subject to the SEC’s net capital rule, Rule 15c3-1 (the Net Capital Rule), promulgated under the Exchange Act, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. The Group also has a “broker-dealer lite” entity, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit Group operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict the Group’s ability to withdraw capital from the Group’s broker-dealer subsidiaries, which in turn could limit the Group’s ability to pay dividends and make payments on the Group’s debt. Certain of the Group’s broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

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

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended (the Advisers Act), and the SEC’s rules and regulations thereunder. In 2004, the SEC also adopted rules that require the registration of certain hedge fund advisers under the Advisers Act in 2006. The SEC-registered mutual funds that the Group advises are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC’s rules and regulations thereunder. For pension fund customers, the Group is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. Finally, because some of the investment vehicles the Group advises are commodity pools, the Group is subject to the Commodity Exchange Act for such vehicles.

United Kingdom
The Group’s London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the UK, the FSA will consider the threshold conditions for suitability set out in its rules, including the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

Insurance

Switzerland
The Group conducts its insurance business under operating licenses that were granted by the Swiss Federal Department of Finance (FDF). The Group’s Swiss insurance operations are subject to supervision by the Swiss Federal Office of Private Insurance (FOPI) as lead regulator and, for certain lines of business, by the Federal Social Insurance Office and the Swiss Federal Office of Public Health. FOPI is an administrative unit of the FDF, pursuant to the amended Insurance Supervisory Act of 2004 that came into effect as of January 1, 2006 (the Insurance Supervisory Act). FOPI has supervisory power as well as the authority to make decisions to the extent that the law does not explicitly designate the FDF as the governing regulatory body. The Group’s insurance businesses are supervised on a consolidated basis pursuant to the Insurance Supervisory Act.

European Union
The EU has established a regulatory framework for the insurance sector through the issuance of directives on life and non-life insurance and on the supplementary supervision of financial conglomerates. The general objective of these directives is to achieve a single integrated financial services market, improve standards of prudential supervision and safeguard policyholders through harmonization of core regulatory standards and solvency requirements among EU member states. Individual EU member states implement these directives through national legislation that may set higher standards.

Each insurance company in an EU member state must maintain a solvency margin (shareholders’ equity and quasi-equity) at a level that depends on the nature of the insurers’ activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum.

The EU is currently designing a new solvency regime. It contains a fundamental and wide-ranging review of the current regime in light of current developments in insurance, risk management, finance techniques and financial reporting. One of the key objectives is to establish a solvency system that is better matched to the true risks of an insurance company.

Germany
German insurance companies are subject to a comprehensive system of regulation under the German Law of the Supervision of Insurance Undertakings, or the Insurance Supervision Law, which implements EU directives on insurance regulation. The Federal Financial Supervisory Authority monitors and enforces compliance with German insurance laws, applicable accounting standards, investment and technical provisions and solvency margins.

Under the Insurance Supervision Law and related regulations and regulatory releases, German insurance companies are subject to detailed requirements with respect to investment of their assets and liabilities and must maintain a minimum solvency margin, including a guarantee fund equal to one third of the solvency margin.

Under current regulations, German insurance companies may not carry out business that is not directly related to their insurance activities and may not offer life insurance, health insurance and property and casualty insurance within the same legal entity. Nevertheless, holding companies can hold different types of insurance companies, and primary insurers may write reinsurance.

United States
Insurance companies are subject to risk-based capital, or RBC, guidelines, which provide a method to measure the adjusted capital that insurance companies are required to maintain for regulatory purposes, taking into account the risk characteristics of the company ’ s investments and products. To facilitate uniform regulation of insurer solvency across the US, the National Association of Insurance Commissioners, or NAIC, has adopted a formula and model law to implement RBC requirements for life insurance companies and most non-life insurance companies. The RBC requirements are used as early warning tools by the NAIC and the individual state insurance departments to identify companies that merit further regulatory action. A company’s RBC is calculated by applying factors to various asset, premium and reserve items.

Although the US federal government does not directly regulate the insurance business, federal legislation and administrative policies in certain areas may significantly affect the insurance industry, including employee benefit plan regulation, financial services regulation, federal taxation, privacy, fair credit reporting and securities laws.

Insurance companies in the US are also subject to comprehensive and detailed regulation and supervision of their activities under US state laws in the individual states in which they conduct business. The laws of the various states establish insurance departments with broad powers to regulate most aspects of the insurance business, including a change in control.

Property and equipment

The Group’s principal executive offices, which the Group owns, are located at Paradeplatz 8, Zurich, Switzerland. At December 31, 2005, the Group maintained worldwide 905 offices and branches, of which approximately half were located in Switzerland.

As of December 31, 2005, approximately 33% of the Group’s worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 64% of which expire after 2010. The book value of the ten largest owned properties was approximately CHF 2.0 billion at December 31, 2005. Some of the Group’s principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2005, the total amount of indebtedness secured by these facilities was not material to us.

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

For selected statistical information relating to the Group’s banking business, refer to Item 5 – Operating and financial review and prospects – Information required by Industry Guide 3.

Item 4A: Unresolved staff comments

Credit Suisse Group, a well-known seasoned issuer, has no material unresolved SEC comments on its periodic reports filed under the Exchange Act that were issued more than 180 days prior to the December 31, 2005 fiscal year end.

Item 5: Operating and financial review and prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth under Operating and financial review and prospects in the Credit Suisse Group Annual Report 2005 on pages 31 to 67 and such information is incorporated herein by reference.

Critical accounting policies

In order to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and as a result actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied. Significant accounting policies and a discussion of new accounting pronouncements are disclosed in notes 1 and 2 of the Notes to the consolidated financial statements.

The Group believes that the critical accounting policies discussed below involve the most complex judgments and assessments.

Fair value
The fair value of the majority of the Group’s financial instruments is based on quoted market prices in active markets or observable market parameters, or is derived from such prices or parameters. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter (OTC) derivative instruments, most collateralized debt obligations (CDOs), most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s best estimate of fair value. These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain mortgage-backed and asset-backed securities, certain CDOs, certain OTC derivatives, non-traded equity securities and private equity and other long-term investments. Valuation techniques for certain of these instruments are described more fully below.

Controls over the fair valuation process
Control processes are applied to ensure that the fair value of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis. The Group determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions, or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach is appropriate and the assumptions are reasonable.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

The Group also has agreements with certain counterparties to exchange collateral based on the fair value of derivatives contracts. Through this process, one or both parties provide the other party with the fair value of these derivatives contracts in order to determine the amount of collateral required. This exchange of information provides additional support for valuation of certain derivatives contracts. The Group and other participants in the OTC derivatives market provide pricing information to aggregation services that compile this data and provide this information to subscribers. This information is considered in the determination of fair value for certain OTC derivatives.

For further discussion of the Group’s risk management policies and procedures, refer to Risk management in the Credit Suisse Group Annual Report 2005.

Price transparency of financial instruments recorded at fair value
Financial instruments recorded on the Group’s consolidated balance sheet at fair value have been categorized based upon the transparency of the pricing information available.

The categories of pricing transparency have been broadly segregated as follows:

Quoted market prices or observable market parameters: these financial instruments are valued based upon directly observable market prices or through the use of valuation models and techniques for which the required parameters are directly observable.

Reduced or no observable market parameters: these financial instruments are priced using management’s best estimate of fair value applying valuation techniques that are based on significant judgment since observable, market-based data is not generally available.

The following table sets forth a summary of the fair value methodology applied to the Group’s financial instruments at December 31, 2005:
December 31, 2005, in CHF m	Quoted market prices or observable market parameters	Reduced or no observable market parameters

Assets
Trading assets
Money market instruments	17,160	0
Trading securities	311,155	27,059
Derivatives 1)	263,159	10,720
Other	20,335	4,349

Total trading assets	611,809	42,128

Investment securities
Available-for-sale securities	109,150	318

Total investment securities 2)	109,150	318

Other investments and other assets
Private equity and other long-term investments	495	8,935
Derivative instruments used for hedging	3,517	137

Total other investments and other assets	4,012	9,072

Liabilities
Trading liabilities
Financial instruments sold, not yet repurchased	137,265	353
Derivatives 1)	250,998	24,264

Total trading liabilities	388,263	24,617

Other liabilities
Derivative instruments used for hedging	2,368	16

Total other liabilities	2,368	16

1) Based on gross mark-to-market valuations of the Group's derivative positions prior to netting of CHF 218.7 billion.
2) Excludes debt securities held-to-maturity of CHF 12.1 billion, which are carried at amortized cost, net of any amortized premium or discount.

Trading assets and liabilities

Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial paper, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of traded money market instruments are generally based on market prices or market parameters, and therefore typically do not require significant judgment.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable market parameters are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Group’s positions in equity securities are traded on public stock exchanges, for which daily quoted market prices are available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using direct pricing sources. For a small number of convertible bonds no direct prices are available and valuation is determined using internal and external models, for which the key input parameters include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

The fair values of positions in separately managed funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to estimate changes in fair value between such determination dates.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable market parameters. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as “direct.” For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as “indirect.” Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. Under US GAAP, the Group does not recognize a dealer profit or loss, unrealized gain or loss at inception of a derivative transaction, or day one profit/loss unless the valuation underlying the unrealized gain or loss is evidenced by (i) quoted market prices in an active market, (ii) observable prices of other current market transactions or (iii) other observable data supporting a valuation technique. The deferred profit or loss is amortized over either the life of the derivative or the period until which observable data is available.

Derivatives that qualify for hedge accounting under US GAAP are valued at fair value but are reported in Other assets or Other liabilities rather than in Trading assets or Trading liabilities. Fair values for these instruments are determined in the same manner as for derivatives held for trading purposes.

For further information on the fair value of derivatives as of December 31, 2005 and 2004, see note 33 of the Notes to the consolidated financial statements.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize. Valuations for traded residential mortgage loans are based on pricing factors specific to loan level attributes, such as loan-to-value ratios, current balance and liens. In addition, current written offers or contract prices are considered in the valuation process.

Investment securities
Investment securities recorded at fair value include debt and equity securities classified as available-for-sale. These debt and equity securities are quoted on public exchanges or liquid OTC markets where the determination of fair value involves relatively little judgment. These instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. As discussed in note 1 of the Notes to the consolidated financial statements, unrealized gains and losses on securities classified as available-for-sale are recorded in Accumulated other comprehensive income (AOCI); however, recognition of an impairment loss is recorded if a decline in fair value below carrying value is considered to be other than temporary. The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from the Group’s expectations, that the Group may decide to sell a security for unforeseen liquidity needs or that the credit assessment or equity characteristics may change from the Group’s original assessment.

Other investments
The Group’s other investments include items for which the determination of fair value is generally more subjective, including private equity and other alternative capital investments.

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

The following table sets forth the fair value of our private equity investments by category:
	2005		2004

December 31, in CHF m, except where indicated	Fair value	Percent of total	Fair value	Percent of total

Credit Suisse managed funds	7,952	73.4%	7,794	81.2%
Direct investments	148	1.4%	106	1.1%
Funds managed by third parties	2,735	25.2%	1,704	17.7%

Total	10,835	100.0%	9,604	100.0%

Internally-managed funds include partnerships and related direct investments for which the Group acts as the fund’s adviser and makes investment decisions. Internally-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally-managed fund of funds partnerships is based on the valuation received from the underlying fund manager and reviewed by us, and is reflected in “Reduced or no observable market parameters” in the table above. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances reported in internally-managed funds also include amounts relating to the consolidation of private equity funds under FIN 46R, which are described in further detail in note 36 of the Notes to the consolidated financial statements. A substantial portion of the private equity funds consolidated primarily under FIN 46R are reflected in “Reduced or no observable market parameters” in the table above. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and reviewed by us.

Provisions from the insurance business

Future policyholder benefits
The provision for future policyholder benefits for traditional life and health products is computed using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions for mortality, morbidity, expected investment yields, lapses/surrenders and expenses at the policy inception date, which remain locked in thereafter. When applicable, the provision is adjusted for adverse deviation to provide a margin for fluctuation and uncertainty inherent in the assumption-setting process.

The provision for future policyholder benefits for traditional participating life products is computed using the net level premium method. This method uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends. The provision for future policyholder benefits for non-traditional life products is equal to the account balance, which represents premiums received and allocated investment return credited to the policyholder less deductions for mortality costs and expenses. The provision for future policyholder benefits also includes liabilities for guaranteed minimum death and similar mortality and morbidity benefits, annuitization options and sales inducements based on contractual obligations using actuarial assumptions.

Best estimate assumptions include, but are not limited to, interest, expenses, lapses/surrenders, mortality/morbidity and future bonuses. Current and historical client data and industry data are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets backing the future policyholder benefits. Economic assumptions such as the expected long-term earned investment rate are derived centrally based on current market yields of bonds adjusted for long-term asset allocation targets, which are set by the Investment Committee. The guidance used by the Group’s qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis and embedded value assumptions, in consultation with independent consultants where appropriate.

Provisions for unpaid losses and loss adjustment expenses
A provision for unpaid losses, including estimates of costs for losses relating to insured events that have occurred but have not been reported, and a provision for loss adjustment expenses (LAE) are accrued for when insured events occur. The provisions for unpaid losses are derived from best estimate assumptions and appropriate actuarial methods. The provisions for unpaid losses are based on the estimated ultimate cost of settling claims, using past experience adjusted for current and expected future trends and any other factors that would modify past experience. Provisions for unpaid losses and LAE reserves are established locally by the business units and subject to review by an actuarial team in the Winterthur Corporate Center. Local management determines its best estimate using actuarial methods such as Chain Ladder, Bornhuetter-Ferguson and Frequency-Severity. Management considers the nature of the business written, the available historical data, past experience and expected future trends in selecting the method used to determine the best estimate. For example, the Chain Ladder method is used to estimate the provisions for unpaid losses and LAE for businesses with stable claims development. For businesses with significant changes in historical experience such as material changes in case reserves or in the speed of claims settlement, a best estimate based on case reserves plus pure Incurred But Not Reported for late claims, or a best estimate based on more specific actuarial methods, may be considered more appropriate.

The Group routinely evaluates the potential for changes in loss estimates with the support of qualified actuaries and uses the results of these evaluations to adjust recorded provisions. However, the provision for unpaid losses and LAE are only estimates of future activity and are subject to variability. The assumptions underlying the provision may not materialize as expected, and even if future conditions do develop as anticipated, events may occur which lead to different results than originally estimated. Any subsequent adjustments are recorded in the period in which they are determined. Certain provisions for unpaid losses and LAE for which the payment pattern and the ultimate cost are fixed and can be reliably determined on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the long-term risk free rate.

For further information on the provision for unpaid losses and LAE, refer to notes 21 and 22 of the Notes to the consolidated financial statements.

Deferred policy acquisition costs (DAC)
DAC on non-life products are amortized over the periods in which the related premiums are earned. DAC on traditional life and health products are amortized over the premium paying period of the related policies in proportion to the net level premium using assumptions consistent with those used in computing the provision for future policyholder benefits. The methods use best estimate assumptions for mortality, morbidity, expected investment yields, terminations and expenses at the policy inception date and remain locked in.

DAC on participating traditional life products are amortized over the expected life of the contracts in proportion to the estimated gross margins. The present value of estimated gross margins is computed using the expected investment yield. Estimated gross margins include estimates of premiums to be received, expected earned investment income, benefits to be paid, administration costs, changes in reserve for death and other future policyholder benefits and expected annual policyholder dividends. Estimates of expected gross margins are determined on a best estimate basis without provisions for adverse deviation and are evaluated on a regular basis when actual margins replace estimated margins to reflect actual profits.

DAC on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of estimated gross profits. The present value of estimated gross profits is computed using the interest that accrues to the policyholders, known as the contract rate. Estimated gross profits include estimates regarding mortality, administration costs, expected investment income less interest credited to policyholders and surrender charges.

The basis for the assumptions and estimates used will impact the current earnings and the emergence of future profits. The Group regularly reviews the assumptions and estimates used in the estimated gross margins and estimated gross profits. The adjustment to these assumptions is referred to as “unlocking” and consists of two components:

– Retrospective unlocking, which consists of adjustments for actual experience. These adjustments involve the computation and use of actual gross profit in lieu of the amount originally estimated for that period in the amortization of DAC; and

– Prospective unlocking, which consists of adjustments to future assumptions. Prospective unlocking involves the replacement of future assumptions with updated best estimates.

For both components, a new DAC amortization pattern is calculated and the impact is included in the current period income statement.

The Group also regularly evaluates whether the net GAAP liability, which represents benefit reserves less DAC and PVFP, is adequate to cover all future policy commitments. The net GAAP liability is compared to the present value of future benefits and expenses less the present value of future gross premiums (the Gross Premiums Valuation, or GPV). The GPV is calculated using best estimate assumptions as of the issue date for initial recoverability and valuation for ongoing loss recognition testing. If the GPV is greater than the net GAAP liability, a recoverability issue exists or a loss recognition event is deemed to have occurred. The GPV then becomes the new net GAAP liability by first writing off DAC and then increasing the benefit reserve once the DAC has been written down to zero.

For further information on DAC as of December 31, 2005 and 2004, see note 19 of the Notes to the consolidated financial statements.

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

Establishing PVFP is an inherently uncertain process involving complex judgments and estimates, and currently established PVFP may not be fully realized. If the present value of future net cash flows is insufficient to recover PVFP, the difference is charged to the income statement as an additional PVFP write-off, which could be material to the results of operations.

For further information on PVFP as of December 31, 2005 and 2004, see note 17 of the Notes to the consolidated financial statements.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.

Litigation contingencies

From time to time, the Group and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of its businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting the Group’s consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, the Group’s defenses and its experience in similar cases or proceedings as well as the Group’s assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For more information on legal proceedings, see Item 8 – Financial Information — Legal proceedings and note 42 of the Notes to the consolidated financial statements.

Allowances and provisions for losses
As a normal part of its business, the Group is exposed to credit risks through its lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, the Group generally incurs a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. Allowances for loan losses are maintained, as discussed in notes 1 and 13 of the Notes to the consolidated financial statements, which are considered adequate to absorb credit losses existing at the balance sheet date. These allowances are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loan loss allowance
The inherent loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. During 2003, the Group refined the inherent loss reserving methodology applied to the Institutional Securities segment to provide more weight to the effects of the current economic environment on its credit portfolio than was used previously. The refined methodology for this segment adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. These factors include: the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other environmental factors; and imprecision in the methodologies and models used to estimate credit risk. Overall credit risk indicators are also considered, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. The Group’s current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used, and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to the Group’s specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in the Group’s estimates of probable credit losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances
The Group makes provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. This analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of the Group’s other commitments to the same counterparty and prospects for support from any financially responsible guarantors. For further information on specific loan loss allowances, refer to notes 1 and 13 of the Notes to the consolidated financial statements.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the provision. Whenever possible, independent, verifiable data or the Group’s own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under the Group’s loans policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to Risk Management in the Credit Suisse Group Annual Report 2005.

Goodwill impairments
As a result of acquisitions, the Group has recorded goodwill as an asset on its consolidated balance sheet, the most significant components of which arose from the acquisitions of Donaldson, Lufkin & Jenrette Inc. (DLJ) and Winterthur. Goodwill was CHF 12.9 billion and CHF 11.6 billion as of December 31, 2005 and 2004, respectively. Changes in the balance of goodwill in 2005 and 2004 were caused primarily by foreign exchange fluctuations in goodwill denominated in US dollars.

The recorded goodwill is reviewed for possible impairments on an annual basis and at any other time that events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. Reporting units equal the Group’s operating segments. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining fair value of reporting units include, among other things, an evaluation of recent acquisitions of similar entities in the market-place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in the Group’s share price and those of competitors; estimates of the Group’s future earnings potential; and the level of interest rates.

Estimates of the Group’s future earnings potential, and that of the reporting units, involves considerable judgment, including management’s view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s segments may result in a goodwill impairment charge in the future.

During 2005 and 2004 no goodwill impairment charges were recorded. For further information on goodwill, refer to note 15 of the Notes to the consolidated financial statements.

Income taxes

Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management periodically evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management’s control. Substantial variance of actual results from estimated future taxable profits, or changes in the Group’s estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2005 and 2004, the Group had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2005 and 2004 included gross deferred tax assets of CHF 11.7 billion and CHF 10.3 billion, respectively, and gross deferred tax liabilities of CHF 6.4 billion and CHF 6.0 billion, respectively. Due to uncertainty concerning the Group’s ability to generate the necessary amount and mix of taxable income in future periods, a valuation allowance was recorded against deferred tax assets in the amount of CHF 1,225 million and CHF 1,543 million as of December 31, 2005 and 2004, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards. The increase in deferred tax assets of CHF 1.4 billion includes the benefit relating to an increase in the reserve for certain private litigation matters and a change in the Group's accounting for share-based compensation. The decrease in the valuation allowance of CHF 318 million during 2005 is attributable to the realization of previously unrecognized tax benefits on tax loss carry-forwards as a result of ordinary income, as well as changes in management's judgment about taxable income and tax planning strategies in future periods.

For further information on deferred tax assets, refer to note 29 of the Notes to the consolidated financial statements.

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

The Group’s funding policy with respect to the non-Swiss pension plans is consistent with local government and tax requirements. In certain non-Swiss locations, the amount of the Group contribution to defined contribution pension plans is linked to the return on equity of the respective segments and, as a result, the amount of the Group’s contribution may differ materially from year to year.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Group may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

As of December 31, 2005, the Group’s Swiss defined benefit pension plans accounted for approximately 80% of the projected benefit obligations while the international defined benefit pension plans accounted for approximately 20% of the projected benefit obligations. The annual amount contributed to the Swiss plans and international plans over the last three years averaged CHF 447 million and CHF 289 million, respectively. In 2005, contributions of CHF 421 million were made to the Swiss plans and CHF 135 million were made to the international plans. The Group expects to make total contributions to the Swiss and international plans of approximately CHF 500 million in 2006.

The projected benefit obligations of the Group’s total defined benefit pension plans include an amount related to future salary increases of CHF 1,814 million. On the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plans was CHF 597 million for 2005.

The Group is required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected rate of return, the Group uses the market-related value of assets.

At December 31, 2005, the Swiss plans’ assets were allocated 13.1% to equity securities, 32.6% to debt securities, 25.4% to insurance, 12.2% to real estate, 11.5% to liquidity and 5.2% to alternative investments. The Swiss plans’ assets at December 31, 2004 were allocated 13.5% to equity securities, 33.1% to debt securities, 26.4% to insurance, 13.1% to real estate, 10.2% to liquidity and 3.7% to alternative investments. Liquidity investments are mainly cash and cash equivalents, and alternative investments may include private equity investments, hedge funds and commodities. The year-end allocations were within the plans’ target ranges.

The plan assets for the international plans at December 31, 2005 were allocated 47.7% to equity securities, 18.1% to debt securities, 21.2% to insurance, 3.1% to real estate, 5.5% to liquidity and 4.4% to alternative investments. The plan assets for the international plans at December 31, 2004 were allocated 43.6% to equity securities, 18.4% to debt securities, 23.0% to insurance, 1.2% to real estate, 7.2% to liquidity and 6.6% to alternative investments. The year-end allocations were within the plans’ target ranges.

The expected rate of return on plan assets in Switzerland decreased 0.5% to 4.7% at December 31, 2005 from 5.2% at December 31, 2004, due mainly to a deterioration in expected rates of return from the Swiss debt markets. For the year ended December 31, 2005, if the expected rate of return had been increased by 1%, net pension expense for the Swiss plans would have decreased by CHF 148 million and net pension expense for the international plans would have decreased by CHF 29 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, the Group takes into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows of its benefit payments. The average discount rate used for Swiss plans decreased 0.8% from 3.8% at December 31, 2004 to 3.0% at December 31, 2005, due mainly to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.6% from 5.4% at December 31, 2004 to 4.8% at December 31, 2005, due mainly to a decrease in bond market rates in the European Union. For the year ended December 31, 2005, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in benefit obligations of CHF 131 million, and a 1% increase in the discount rate would have resulted in a decrease in benefit obligations of CHF 23 million. For the year ended December 31, 2005, a 1% decline in the discount rate for the international plans would have resulted in an increase in benefit obligations of CHF 94 million, and a 1% increase in the discount rate would have resulted in a decrease in benefit obligations of CHF 59 million.

Unrecognized actuarial losses are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which is approximately 10 years for the Swiss plans and 7 to 16 years for the international plans. The expense associated with the amortization of unrecognized net actuarial losses for the years ended December 31, 2005 and 2004 was CHF 54 million and CHF 42 million, respectively. The amortization of unrecognized actuarial losses for the year ending December 31, 2006, which is assessed at the beginning of the plan year, is expected to be CHF 133 million. The amount by which the actual return on plan assets differs from the Group’s estimate of the expected return on those assets further impacts the amount of net unrecognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2006.

For further information on the Group’s pension benefits, refer to note 32 of the Notes to the consolidated financial statements.

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

Guarantees
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate the Group to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. The Group may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or the Group may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Group securities and other arrangements to provide “gross up” payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

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

In respect of the dispute between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur relating to the sale of Winterthur International in 2001, the Independent Actuary reached a final conclusion on December 5, 2005. According to the report released by the Independent Actuary, the estimates presented by Winterthur came closer to the amounts determined by the Independent Actuary both for the seasoned net reserve amount (SNRA) and for the seasoned net premiums receivables (SNPR) received from XL. Accordingly, Winterthur’s estimates, already provided for in the Winterthur accounts, became the final and relevant SNRA and SNPR. For additional information relating to contingencies involving this sale, see notes 34 and 42 of the Notes to the consolidated financial statements.

In September 2003, the Group sold Churchill Insurance Group, plc (Churchill), its UK non-life insurance operations, to the Royal Bank of Scotland (the purchaser). In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions performed regularly as agreed by Winterthur and the purchaser.

Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 34 of the Notes to the consolidated financial statements.

Retained or contingent interests in assets transferred to unconsolidated entities
The Group originates and purchases commercial and residential mortgages for the purpose of securitization. These assets are sold directly, or through affiliates, to special purpose entities that are, in most cases, qualified special purpose entities (QSPEs) that are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE; however, neither the investors nor the QSPEs have recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

Under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125” (SFAS 140), a QSPE is not required to be consolidated with the transferor. The Group’s mortgage-backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the Group’s financial statements.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated income statement. The Group engages in these securitization activities to meet the needs of clients as part of its fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of liquidity, capital resources, credit risk or market risk support to the Group. See note 35 of the Notes to the consolidated financial statements, which includes quantitative information on the Group’s securitization activities and retained interests.

Variable interest entities
FASB Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46R), requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. As of December 31, 2005, the Group consolidated all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with various entities that may be deemed to be VIEs, including VIEs that issue CDOs.

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

The Group acts as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third-party.

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

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products, structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transaction, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment adviser or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs, structured to provide clients with investment opportunities, for market-making purposes and as investments.

See note 36 of the Notes to the consolidated financial statements for additional information.

Contractual obligations and other commercial commitments

In connection with its operating activities, the Group enters into certain contractual obligations, as well as commitments to fund certain assets. Total obligations increased in 2005, primarily reflecting an increase in long-term debt obligations. Long-term debt increased from CHF 106.3 billion in 2004 to CHF 133.0 billion in 2005 due to an increase in senior debt issued, mainly to fund the issuance of structured products. Similarly, short-term contractual obligations increased from CHF 490.4 billion in 2004 to CHF 601.0 billion in 2005, primarily reflecting increases in deposits and trading account liabilities. The increase in deposits related partly to the strengthening of the US dollar against the Swiss franc and partly to increased market activity, resulting in an increase in time deposits and certificates of deposits. Trading account liabilities increased in line with the increase in trading assets, reflecting market opportunities and an increase in the prime brokerage business.

See note 34 of the Notes to the consolidated financial statements for additional information relating to commitments.

The following table sets forth future cash payments associated with our contractual obligations on a consolidated basis:
	Payments due by period

December 31, 2005, in CHF m	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt obligations	15,296	42,384	32,996	42,299	132,975
Capital lease obligations	6	10	12	209	237
Operating lease obligations	738	1,285	1,086	5,523	8,632
Purchase obligations	414	448	150	34	1,046
Other long-term liabilities reflected on the balance sheet	169	13	0	0	182

Total obligations	16,623	44,140	34,244	48,065	143,072

The following table sets forth our consolidated short-term contractual obligations:
December 31,	2005	2004

Deposits	364,238	299,341
Short-term borrowings	19,472	15,343
Brokerage payables	23,068	25,623
Trading account liabilities	194,225	150,130

Total short-term contractual obligations	601,003	490,437

Derivatives

The Group enters into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for its own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The replacement values of derivative financial instruments correspond to the fair values on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow the Group to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements on the balance sheet. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with the Group. Collateral received is only recognized on the balance sheet to the extent the counterparty has defaulted in its obligation to the Group and is no longer entitled to have the collateral returned.

The following table sets forth details of trading and hedging derivative instruments:
	Trading			Hedging

December 31, 2005, in CHF bn	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Forwards and forward rate agreements	2,096.7	1.7	1.8	0.4	0.1	0.0
Swaps	12,781.7	170.1	164.5	92.5	2.1	1.2
Options bought and sold (OTC)	1,973.9	21.7	24.2	12.6	0.2	0.1
Futures	1,001.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	712.2	0.1	0.1	0.0	0.0	0.0

Interest rate products	18,566.4	193.6	190.6	105.5	2.4	1.3

Forwards	1,000.2	12.4	12.2	35.3	0.6	1.0
Swaps	635.1	18.5	19.3	2.8	0.6	0.1
Options bought and sold (OTC)	483.7	5.3	6.1	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	7.5	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	2,136.8	36.3	37.7	38.1	1.2	1.1

Forwards	8.9	1.2	1.3	0.0	0.0	0.0
Swaps	2.0	0.0	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	4.5	0.1	0.1	0.0	0.0	0.0
Futures	0.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	15.5	1.3	1.5	0.0	0.0	0.0

Forwards	14.6	4.9	6.4	0.0	0.0	0.0
Swaps	190.1	1.7	3.2	0.0	0.0	0.0
Options bought and sold (OTC)	480.9	22.1	20.8	0.0	0.0	0.0
Futures	57.2	0.1	0.0	0.0	0.0	0.0
Options bought and sold (traded)	333.6	1.7	1.2	0.0	0.0	0.0

Equity/index-related products	1,076.4	30.5	31.6	0.0	0.0	0.0

Credit derivatives	1,238.5	11.7	12.9	1.5	0.0	0.0

Forwards	5.2	0.1	0.3	0.0	0.0	0.0
Swaps	6.6	0.3	0.3	0.0	0.0	0.0
Options bought and sold (OTC)	4.5	0.1	0.2	0.0	0.0	0.0
Futures	0.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	1.6	0.0	0.0	0.0	0.0	0.0

Other products	18.2	0.5	0.8	0.0	0.0	0.0

Total derivative instruments	23,051.8	273.9	275.1	145.1	3.6	2.4

The notional amount for derivative instruments (trading and hedging) was CHF 23,196.9 bn and CHF 16,401.5 bn as of December 31, 2005 and 2004, respectively.

	2005		2004

December 31, in CHF bn	Positive re- placement value	Negative re- placement value	Positive re- placement value	Negative re- placement value

Replacement values (trading and hedging) before netting	277.5	277.5	248.1	249.3

Replacement values (trading and hedging) after netting	58.8	58.8	58.3	59.5

Freestanding derivatives
A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.

Swaps
The Group’s swap agreements consist primarily of interest rate, equity and credit default swaps. The Group enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

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

The Group also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Group obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Group’s risk is limited to the premium paid. The underlying instruments for these options typically include fixed income and equity securities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed to assess creditworthiness.

Forwards and futures
The Group enters into forward purchase and sale contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, the Group enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

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

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities, and credit derivatives to manage the credit risk on certain of the Group’s loan portfolios. While the respective risks on the underlying assets have been hedged, an element of volatility is experienced in the accounting results because in many cases the expenses and revenue streams generated by the underlying assets are accounted for on an accruals basis, while the derivatives are accounted for at fair value.

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

Derivatives that are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated income statement as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

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

Further, the Group uses derivatives to hedge the cash flows associated with forecasted transactions. For these hedges, the maximum length of time over which the Group hedges its exposure to the variability in future cash flows, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 15 years.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings. The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in trading revenues.

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

Over-the-counter derivatives
The Group’s positions in derivatives include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit instruments.

The following table sets forth the distributions, by maturity, of the Group's exposure with respect to OTC derivative receivables:
December 31, 2005, in CHF bn	Less than 1 year	1-5 years	More than 5 years	Positive replacement value

Interest rate products	12.9	62.3	120.7	195.9
Foreign exchange products	20.5	9.8	7.1	37.4
Precious metals products	0.5	0.8	0.0	1.3
Equity/index-related products	7.9	18.5	2.3	28.7
Credit derivatives	0.3	8.2	3.2	11.7
Other products	0.1	0.4	0.0	0.5

Total derivative instruments	42.2	100.0	133.3	275.5

Netting agreements 1)				(218.7)

Total derivative instruments, net positive replacement value 1)				56.8

1) Taking into account legally enforceable netting agreements.

The following table sets forth the Group's exposure with respect to OTC derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by our internal credit department.
December 31, 2005, in CHF bn	Net positive replacement value

AAA	21.5
AA	15.0
A	6.4
BBB	6.9
BB or lower	7.0

Total derivative instruments, net positive replacement value	56.8

For further information on derivatives, refer to note 33 of the Notes to the consolidated financial statements and Item 7 - Major shareholders and related party transactions.

Related party transactions

The Group enters into related party transactions with its directors, officers and employees and those of its subsidiaries. For further information relating to these transactions, refer to note 31 of the Notes to the consolidated financial statements.

Recently issued accounting standards

For a discussion of recently issued accounting standards, refer to notes 1 and 2 of the Notes to the consolidated financial statements.

Liquidity and capital resources

Credit Suisse Group consolidated and Credit Suisse Group legal entity

Organization
In its banking business, the Group launched a key strategic initiative in December 2004 to form a fully integrated bank, with three segments: Investment Banking, Private Banking and Asset Management. The integration of the banking business began with the legal merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston, on May 13, 2005. The newly integrated global bank was launched on January 1, 2006. The following discussion reflects the organizational structure in place throughout 2005, as described in Item 4 – Information on the company in the Credit Suisse Group Annual Report 2005.

The Group’s liquidity and capital needs are addressed at the consolidated and legal entity level. Each of the principal legal entities, Credit Suisse Group, Credit Suisse and Winterthur, finances its operations in a manner consistent with its business mix, capitalization and ratings and in line with its asset and liability and risk management policies. Liquidity and capital management is coordinated at the Group level through the Capital Allocation and Risk Management Committee (CARMC). CARMC has primary oversight responsibility for liquidity, capital and funding. This committee, which meets on a quarterly basis, includes the Chief Excutive Officers (CEOs) of the Group, the banking divisions and Winterthur; the Chief Financial Officer (CFO) and the Chief Risk Officers (CROs) of Credit Suisse Group and Credit Suisse, as well as the Chief Operating Officer (COO) of Credit Suisse and its Treasurer. CARMC reviews the capital situation, balance sheet development and current and prospective funding, and defines and monitors adherence to internal Treasury risk limits and capital and liquidity targets. Implementation of CARMC decisions is updated in regular monthly sessions with the CRO, CFO, Treasurer and other senior management.

Funding sources and strategy

At the Credit Suisse Group consolidated level
The Group’s funding requirements, including any supplementary capital needs, are based on regulatory requirements, liquidity requirements, rating agency criteria, economic capital optimization, taxation and other considerations. Sources of funding are diversified in liability type, currency, investor and geographic distribution. Given the depth of its private and retail banking businesses, the Group accesses core deposit funding from an international customer base that has proven to be a stable source of funds over time. This is augmented by the use of institutional market funding on both an unsecured and secured basis. Access by the various legal entities of Credit Suisse Group to the institutional market is coordinated globally in an effort to ensure optimal distribution and placement of the Group’s securities.

At the Credit Suisse Group legal entity level
Credit Suisse Group is a holding company, and its primary cash requirements result from the payment of dividends to shareholders, the servicing of Group-issued debt, the purchase of Credit Suisse Group common shares and, from time to time, the acquisition of new businesses. Generally, Credit Suisse Group does not serve as a financing conduit for those operating subsidiaries that have direct access to external sources of funding. It does, however, issue medium-term and long-term debt for general corporate purposes in Switzerland and through finance subsidiaries for general corporate purposes outside Switzerland. In addition, Credit Suisse Group is the provider of capital and thus is the issuer of most hybrid Tier 1 capital instruments through special purpose subsidiaries. Proceeds from these capital-related offerings are typically provided to one of the Group’s operating subsidiaries on a matched basis so that the Group has limited currency, interest rate or liquidity risk. Equity investments in subsidiaries are generally funded with equity capital. Double leverage, which compares the amount of equity at the holding company level to the amount of equity investment in subsidiaries, is actively managed and constitutes an integral part of the Group’s capital management strategy.

Credit Suisse Group expects to receive total dividends of approximately CHF 2,800 million for the 2005 financial year, compared with CHF 2,778 million for the 2004 financial year and CHF 960 million for the 2003 financial year.

At the Annual General Meeting on April 29, 2005, the Group’s shareholders approved the launch of a share repurchase program of up to CHF 6 billion over a maximum period of two years. The registered shares, repurchased via a second trading line on virt-x, will be cancelled, subject to shareholders’ approval. Through March 21, 2006, the Group repurchased CHF 1.9 billion of shares under the program. In addition, on December 23, 2005, the Group’s CHF 1.25 billion, 6% Subordinated Mandatory Convertible Securities were redeemed through conversion into approximately 33.7 million Credit Suisse Group common shares under the terms of the notes. Until the date of conversion the convertible securities formed part of long-term debt. From time to time the Group also repurchases its own shares for the purpose of satisfying its obligations under its employee benefit plans.

In respect of the 2005 financial year, subject to shareholder approval, the Group will make a dividend payment in the amount of CHF 2.00 for each share ranking for dividends, or a total of approximately CHF 2,400 million. For the 2004 financial year, the Group paid dividends of CHF 1,821 million, and for the 2003 financial year, the total capital repayment, in lieu of a dividend, amounted to CHF 599 million.

At December 31, 2005, Credit Suisse Group and its finance subsidiaries had borrowings of CHF 13.5 billion, a decrease of CHF 2.0 billion compared to year-end 2004. During the third quarter of 2005, the Group issued EUR 850 million 3.125 per cent Guaranteed Notes due in 2012, and EUR 900 million 3.625 per cent Step-up Callable Subordinated Guaranteed Notes due in 2020. These notes are quoted on the Swiss Exchange (SWX) and the proceeds were used to repay or repurchase other outstanding notes and bonds. In January 2006, Credit Suisse Group, through one of its special purpose vehicles, issued EUR 1 billion of subordinated bonds, due in 2018. The proceeds were used for general corporate purposes outside of Switzerland.

The cost of servicing debt and preferred securities issued by Credit Suisse Group and its finance subsidiaries, after taking swap transactions into consideration, was CHF 725 million in 2005, CHF 693 million in 2004 and CHF 711 million in 2003.

Credit Suisse Group maintains a shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary.

Factors that may affect liquidity and capital resources
The subsidiaries of Credit Suisse Group are generally subject to legal restrictions on the amount of dividends they can pay. For example, article 675, in conjunction with article 671, of the Swiss Code of Obligations provides that Credit Suisse and Winterthur may pay dividends only if and to the extent: (i) they have earned a profit during a given financial year or previously established reserves for the payment of dividends; (ii) the required portion of annual profit has been allocated to reserves as prescribed by law, the articles of association or a resolution of the general meeting of shareholders; and (iii) allocation and payment of the dividends has been approved at the general meeting of shareholders. Credit Suisse Group does not believe that legal or regulatory restrictions constitute a material limitation on the ability of its subsidiaries to pay dividends to the Group. The amount of dividends paid by operating subsidiaries is determined after considering the expectations for future results and growth of the operating businesses.

Credit ratings
The Group’s access to the debt capital markets and its borrowing costs depend significantly on its credit ratings. Rating agencies take many factors into consideration in determining a company’s rating and may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings, at any time. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices and management team and the broader outlook for the financial services industry. Credit ratings do not indicate a recommendation to buy, sell or hold securities of the Group.

On January 26, 2006, Standard & Poor's changed its outlook on Credit Suisse Group to positive from stable. At the same time, it affirmed the 'A/A-1' long- and short-term counterparty credit ratings.

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse Group, on a standalone basis, as of March 21, 2006 were as follows:
	Short-Term	Long-Term	Outlook

Fitch	F1+	AA-	Stable
Moody's	-	Aa3	Stable
Standard & Poor's	A-1	A	Positive

In addition the Group’s principal subsidiaries, Credit Suisse and Winterthur, have their own ratings, which are described below.

Capital resources and capital adequacy
The Group’s capital needs are a function of various factors, including economic, market and, on a consolidated basis, regulatory requirements. The economic capital requirement is defined as that amount of capital needed to continue to operate the Group’s business franchise under extremely adverse conditions. This is measured through the use of internally developed statistically based models designed to quantify potential risk exposure. The Group is also subject, on a consolidated basis, to regulatory capital requirements and the risk-based capital guidelines which are set forth in the Implementing Ordinance issued by the SFBC. The Group also adheres to the risk-based capital guidelines set forth by the BIS. These guidelines take account of the credit and market risk associated with balance sheet assets and certain off-balance sheet transactions. All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP, the basis for the capital supervision by the Swiss regulator. As of January 1, 2004, the Group based its capital adequacy calculations on financial reporting under US GAAP, which is in accordance with SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital equity from special purpose entities, which are deconsolidated under FIN 46R, in the amount of CHF 2.2 billion and CHF 2.1 billion as of December 31, 2005 and 2004, respectively. For further information about our risk-based capital guidelines, refer to Item 4 – Information on the company – Regulation and supervision.

The risk and capital position of the insurance business is considered when calculating the consolidated capital ratios. Pursuant to the SFBC’s 2003 Decree on the capital treatment of Winterthur, the capital charge for the insurance business is reflected as a reduction to the relevant regulatory capital amounts.

For details on the components of our consolidated capital structure, refer to note 40 of the Notes to the consolidated financial statements.

The following table sets forth the Group's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2005	2004

Tier 1 capital	26,348	24,596
of which non-cumulative perpetual preferred securities	2,170	2,118
Total capital	31,918	33,121
BIS Tier 1 capital ratio	11.3%	12.3%
BIS total capital ratio	13.7%	16.6%

From time to time, the SFBC and BIS propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting regulations. Such proposals or interpretations could, if implemented in the future, affect our capital ratios and the measurement of our risk-weighted assets.

In addition, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate.

Certain Group broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2005, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Contractual cash obligations and other commercial commitments
The Group has contractual obligations to make future payments under long-term bonds and mortgage-backed bonds, medium-term notes, long-term, non-cancelable lease agreements and other long-term obligations. Refer to Contractual obligations and other commercial commitments for further information on future cash payments associated with our contractual obligations pursuant to certain medium- and long-term debt operating leases on a consolidated basis as of December 31, 2005.

For additional information on our off-balance sheet commitments, refer to note 34 of the Notes to the consolidated financial statements.

Credit Suisse legal entity

Organization
The Credit Suisse legal entity is comprised of the former Credit Suisse First Boston and former Credit Suisse legal entities, which were merged on May 13, 2005, as part of the Group’s strategy of forming a fully integrated bank. Following the merger, the liquidity and capital of the combined entity is managed on a collective basis.

Credit Suisse believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. Credit Suisse includes the private and retail banking, institutional securities and asset management businesses. Liquidity is managed on both a consolidated and legal entity basis within the international organizational structure.

Credit Suisse’s Treasury department is responsible for the day-to-day management of capital, liquidity and funding, as well as for relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

Liquidity management
Credit Suisse manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way, Credit Suisse seeks to ensure that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

Credit Suisse’s liquidity management structure operates at two levels, the “bank franchise” and the “non-bank franchise.”

The “bank franchise” comprises Credit Suisse and its regulated subsidiaries and has access to funds raised directly by Credit Suisse from stable deposit-based core funds, the interbank markets and secured funding through the repurchase and securities lending markets. Historically, Credit Suisse’s deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits, and wholesale and institutional deposits. In a stressed liquidity environment, Credit Suisse’s broker-dealer subsidiaries would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

For the “non-bank franchise,” where access to parent bank funding is limited, Credit Suisse aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for a minimum period of one year. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by Credit Suisse’s principal broker-dealer subsidiaries to their unregulated parent entities.

The majority of Credit Suisse’s assets are held in its bank franchise. A substantial portion of these assets – principally trading inventories that support its institutional securities business – are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, Credit Suisse has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, Credit Suisse may carry significant levels of trading inventories.

As part of its Swiss domestic business, Credit Suisse provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers, including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets, which are all held in the bank franchise, are well diversified by geography, customer type and instrument. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions held directly on Credit Suisse’s balance sheet.

Assets held in Credit Suisse’s non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in Credit Suisse’s broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of Credit Suisse is the “liquidity barometer,” which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. Credit Suisse’s objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level to ensure that, in the event that Credit Suisse is unable to access unsecured funding, it will have sufficient liquidity for an extended period.

For the non-bank franchise, Credit Suisse’s objective is to ensure that the liquidity barometer equals or exceeds a time horizon of one year. In the case of the bank franchise, the objective is to ensure the liquidity barometer equals or exceeds 120 days. The different time horizons reflect the relative stability of the unsecured funding base of each funding franchise. In the non-bank franchise, liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that Credit Suisse believes access to these markets would be quickly diminished. Conversely, the bank franchise’s retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters Credit Suisse uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or “haircut,” reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. Credit Suisse regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank franchise maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide a significant source of liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in Credit Suisse, the bank franchise maintains another large source of secondary liquidity through Credit Suisse’s principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. Credit Suisse continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

Credit Suisse’s liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken.

– Stage I – Market disruption

– Stage II – Unsecured markets partially inaccessible

– Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Treasury to activate the contingency plan. The Liquidity Crisis Committee’s membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure the plan is executed.

Credit Suisse, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2005, Credit Suisse maintained ten such credit facilities that collectively totaled USD 4.5 billion. These facilities require Credit Suisse’s various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that Credit Suisse believes will not impair its ability to obtain funding.

Funding sources and strategy
The bank franchise’s assets are principally funded with a mixture of unsecured and secured funding. Unsecured funding is primarily accessed through Credit Suisse’s substantial retail and private bank deposit base, which is well diversified across customer categories, funding types and geography. The retail and private bank funding base is primarily comprised of time deposits and deposits callable on demand. While the contractual maturity of these deposits is typically under three months, they have historically shown remarkable stability even under extreme market conditions. Additional unsecured funding is accessed via borrowings in the wholesale and institutional deposit markets. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Additional funding is also sourced via short-term intercompany borrowings from other Credit Suisse Group entities on both a secured and unsecured basis.

The non-bank funding franchise’s assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. Credit Suisse typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital markets borrowings and shareholders’ equity. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to Funding activity highlights below.

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholders’ equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities, LIBOR or other interest rate benchmark, depending upon prevailing market conditions. Credit Suisse continually aims to broaden its funding base by geography, investor and funding instrument.

Credit Suisse lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. Credit Suisse generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Subordinated financing to regulated subsidiaries is extended on a term basis and Credit Suisse structures its long-term borrowings with maturities that extend beyond those of its subordinated advances to subsidiaries and affiliates.

In addition, Credit Suisse generally funds investments in subsidiaries with shareholders’ equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, Credit Suisse enters into subordinated long-term borrowings. At December 31, 2005, Credit Suisse had consolidated long-term debt of approximately CHF 125.9 billion, including approximately CHF 13.5 billion of subordinated debt.

Funding activity highlights
In the non-bank funding franchise, Credit Suisse (USA), Inc. (CS USA) issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

CS USA maintains a shelf registration statement on file with the SEC, which was established in February 2006 and allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities.

For the year ended December 31, 2005, CS USA issued USD 1.8 billion of 5.125% notes due 2015, USD 1.0 billion of 4.875% notes due 2010, USD 1.3 billion of floating rate notes due 2010 and USD 4.3 billion of floating rate notes due 2008 under its shelf registration statement and USD 217 million of structured notes. CS USA did not issue any medium-term notes under its USD 5 billion Euromarket program established in July 2001.

During the year ended December 31, 2005, CS USA repaid approximately USD 2.1 billion of medium-term notes, USD 1.0 billion of senior notes and USD 56 million of structured notes.

Credit ratings
Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to Credit Suisse when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A reduction in credit ratings could limit Credit Suisse’s access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its liquidity planning takes into consideration those contingent events associated with a reduction in its credit ratings.

Standard and Poor’s revised the outlooks on Credit Suisse Group’s core operating subsidiaries Credit Suisse, Credit Suisse (International) Holding AG, CS USA, Credit Suisse Holdings (USA) Inc. and Credit Suisse International to positive from stable and affirmed the 'A+/A-1' long- and short-term counterparty credit ratings on these subsidiaries.

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse and CS USA as of March 21, 2006 were as follows:
	Short-Term	Long-Term	Outlook

Credit Suisse
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Positive
CS USA
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Positive

Capital resources and capital adequacy
Certain of Credit Suisse’s businesses are capital intensive. Capital is required to cover risks (economic and regulatory) on various asset classes, including but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Credit Suisse’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business and the regulatory capital requirements of its subsidiaries. Based upon these analyses, Credit Suisse believes that its capital base is adequate for current operating levels.

As a Swiss bank, Credit Suisse is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. Credit Suisse also adheres to the risk-based capital guidelines set forth by the BIS. The SFBC has advised the Group that Credit Suisse may continue to include as Tier 1 capital CHF 6.5 billion of equity from special purpose entities that are deconsolidated under FIN 46R.

At Credit Suisse, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP. As of January 1, 2004, Credit Suisse performed all its capital adequacy calculations on the basis of financial reporting under US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003).

The following table sets forth Credit Suisse's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2005	2004

Tier 1 capital	20,563	19,247
of which non-cumulative perpetual preferred securities	1,044	1,005
Total capital	29,815	30,563
BIS Tier 1 capital ratio	9.6%	10.7%
BIS total capital ratio	14.0%	17.0%

For further information on regulatory capital requirements, refer to Item 4 – Information on the company – Regulation and supervision.

Winterthur legal entity

Organization
Winterthur generally manages its liquidity and capital resources on an independent basis. These treasury operations are the responsibility of the Chief Investment Officer, or CIO, of Winterthur. Local country CIOs and treasurers work within the guidelines set by the Winterthur head office and report to their Winterthur head office counterparts.

Liquidity management
Overall liquidity needs are typically met through active day-to-day cash management that seeks to match anticipated cash inflows with budgeted cash requirements. In addition, Winterthur’s liquidity needs are taken into account in the strategic asset allocation of its investment portfolios, which is based on asset and liability management considerations.

Funding sources and strategy
The principal sources of funds for Winterthur are premiums from the insurance businesses, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments and, to a lesser extent, external borrowings. The liquidity requirements of Winterthur include benefits, surrenders and claims, operating expenses, interest and borrowings, purchases of investments and dividends to Credit Suisse Group. Winterthur did not pay a dividend to Credit Suisse Group in 2005.

See note 24 of the Notes to the consolidated financial statements for information relating to outstanding long-term debt.

Credit ratings
Rating agencies can assign two types of ratings to insurance companies: Insurer Financial Strength (IFS) ratings and credit ratings.

IFS ratings provide an assessment of the financial strength of a company and its capacity to meet senior obligations to policyholders and contract holders on a timely basis. IFS ratings are assigned to the company itself, and no liabilities or obligations of the insurer are specifically rated unless otherwise stated. Because an insurer’s obligation to pay its claim and benefit obligations ranks senior to all other obligations, the IFS rating is typically the highest rating assigned within the organization.

Insurance agents and brokers, risk managers, financial planners, pension fund advisors, individual policyholders and claimants may use these ratings as an unbiased viewpoint as to Winterthur’s financial viability.

In contrast, borrowing costs and, when required, access to debt capital markets, depend significantly on credit ratings. These ratings provide an assessment of overall credit quality at the unsecured senior level and the ability of an insurer to meet related obligations.

In 2005, Standard & Poor’s affirmed the A-/Stable IFS rating for Winterthur. A.M. Best & Co. affirmed Winterthur’s A- (Excellent) IFS rating. Fitch Ratings affirmed Winterthur’s A+ IFS rating and removed it from Rating Watch Negative, on which Winterthur had been placed earlier in the year. Moody’s changed the outlook on Winterthur’s A1 IFS rating to negative from stable.

Winterthur's IFS ratings as of March 21, 2006 were as follows:
	Insurer financial strength	Outlook

A.M. Best	A-	Stable
Fitch IBCA Ltd.	A+	Stable
Moody's	A1	Negative
Standard & Poor's	A-	Stable

Solvency and capital adequacy
Winterthur’s capital requirements incorporate a combination of regulatory, market and economic requirements. Winterthur’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support anticipated business and operational requirements. The economic capital requirement is defined by Credit Suisse Group’s internal standards. In order to fulfill regulatory requirements, all of Winterthur’s operating subsidiaries calculate their solvency on a local country level, generally on an annual basis. Internally, the solvency position is reviewed on a quarterly basis. At December 31, 2005, all of Winterthur’s insurance subsidiaries met their local solvency requirements.

As an insurance company, Winterthur is subject to supervision by the Swiss insurance regulator, the Bundesamt für Privatversicherungen (BPV) on a consolidated basis, as well as in respect of the individual Swiss operating companies. During 2003, Winterthur became subject to a new consolidated supervision decree with the BPV, which covers the provision of information and reporting of Winterthur group’s solvency position. The BPV group solvency calculation, which came into force on January 1, 2004 and replaced the group solvency under the European Union (EU) Group solvency directive, is very similar in concept to the EU Group model, but differs in detail, with the aim of reducing complexity. The available capital under the new model is based on US GAAP consolidated equity. The capital requirements follow Swiss statutory requirements, which are identical to those of the EU. As of December 31, 2005, the Group’s BPV available solvency capital exceeded the minimum required solvency margin.

Information required by Industry Guide 3

Selected statistical information
The tables below set forth selected statistical information extracted from the consolidated financial statements.

Average balances and interest rates

The following tables set forth average interest-earning assets, average interest-bearing liabilities and average rates for the years presented. Month-end balances were predominantly used in computing the averages disclosed below. The Group believes these amounts approximate daily averages.
	2005			2004			2003

Year ended December 31, in CHF m except where indicated	Average balance	Interest income	Average rate in %	Average balance	Interest income	Average rate in %	Average balance	Interest income	Average rate in %

Assets
Cash and due from banks
Switzerland	2,220	35	1.58%	1,843	24	1.30%	6,569	42	0.64%
Foreign	18,440	421	2.28%	15,326	243	1.59%	12,948	94	0.73%
Interest bearing deposits with banks
Switzerland	335	5	1.49%	237	1	0.42%	851	12	1.41%
Foreign	5,004	114	2.28%	4,260	73	1.71%	1,553	34	2.19%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	16,555	423	2.56%	11,266	298	2.65%	7,955	220	2.77%
Foreign	333,454	12,263	3.68%	289,178	6,438	2.23%	252,621	5,032	1.99%
Trading assets
Switzerland	9,687	680	7.02%	6,665	398	5.97%	9,841	273	2.77%
Foreign	336,796	13,464	4.00%	286,063	12,168	4.25%	228,068	10,501	4.60%
Investment securities
Switzerland	43,289	1,501	3.47%	41,394	1,551	3.75%	38,161	1,530	4.01%
Foreign	67,813	2,571	3.79%	61,200	2,384	3.90%	62,018	2,613	4.21%
Loans
Switzerland	126,839	3,947	3.11%	122,904	3,635	2.96%	120,876	4,106	3.40%
Foreign	69,754	2,807	4.02%	61,883	2,395	3.87%	60,847	2,728	4.48%
Other interest-earning assets
Switzerland	3,211	156	4.86%	3,809	148	3.89%	5,013	108	2.15%
Foreign	62,307	2,541	4.08%	47,753	1,217	2.55%	36,629	1,069	2.92%

Interest-earning assets	1,095,704	40,928	3.74%	953,781	30,973	3.25%	843,950	28,362	3.36%

Specific allowance for losses	(3,774)			(4,935)			(7,347)
Non-interest-earning assets	162,939			173,547			208,922

Total assets	1,254,869			1,122,393			1,045,525

Percentage of assets attributable to foreign activities	79.12%			78.73%			76.84%

	2005			2004			2003

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %

Liabilities
Deposits of banks
Switzerland	4,727	97	2.05%	5,420	45	0.83%	19,446	161	0.83%
Foreign	76,575	2,243	2.93%	66,330	1,357	2.05%	37,620	932	2.48%
Deposits of non-banks
Switzerland	102,732	829	0.81%	98,754	605	0.61%	85,267	557	0.65%
Foreign	145,597	4,352	2.99%	114,784	2,028	1.77%	91,045	1,754	1.93%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	27,916	536	1.92%	19,657	345	1.76%	19,617	278	1.42%
Foreign	285,393	11,139	3.90%	247,585	5,543	2.24%	215,431	4,377	2.03%
Trading liabilities
Switzerland	2,559	0	0.00%	2,020	22	1.09%	5,005	105	2.10%
Foreign	125,453	4,845	3.86%	109,263	5,242	4.80%	119,733	4,723	3.94%
Short-term borrowings
Switzerland	671	18	2.68%	1,903	35	1.84%	1,264	41	3.24%
Foreign	15,143	337	2.23%	13,648	208	1.52%	11,601	298	2.57%
Long-term debt
Switzerland	12,207	468	3.83%	11,553	384	3.32%	11,290	420	3.72%
Foreign	108,315	3,528	3.26%	89,078	2,590	2.91%	79,304	2,388	3.01%
Other interest-bearing liabilities
Switzerland	2,700	60	2.22%	2,919	38	1.30%	3,281	75	2.29%
Foreign	21,671	884	4.08%	16,690	565	3.39%	7,818	528	6.75%

Interest-bearing liabilities	931,659	29,336	3.15%	799,604	19,007	2.38%	707,722	16,637	2.35%

Non-interest-bearing liabilities	282,352			286,393			302,922

Total liabilities	1,214,011			1,085,997			1,010,644

Shareholders' equity	40,858			36,396			34,881

Total liabilities and shareholders' equity	1,254,869			1,122,393			1,045,525

Percentage of liabilities attributable to foreign activities	79.28%			78.53%			76.02%

The following table sets forth net interest income and the interest rate spread:
	2005		2004		2003

Year ended December 31	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %

Switzerland	4,739	2.00%	4,581	2.20%	4,654	2.20%
Foreign	6,853	0.30%	7,385	0.60%	7,071	0.70%

Total net	11,592	0.60%	11,966	0.80%	11,725	1.00%

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors. The most significant factor is changes in global interest rates. Additional factors include changes in the geographic and product mix of the Group’s business and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

The following table shows selected margin information:
	Average rate

Year ended December 31	2005	2004	2003

Switzerland	2.34%	2.44%	2.46%
Foreign	0.77%	0.96%	1.08%

Net interest margin	1.06%	1.25%	1.39%

The US Federal Reserve continued to increase short-term interest rates throughout 2005, raising short-term rates to 4.25% in December 2005. The yield curve continued to flatten throughout the year, ending 2005 inverted, with long-term interest rates falling below short-term rates.

During the fourth quarter of 2005, the European Central Bank raised its benchmark interest rate for the first time in five years. The Bank of England reduced its benchmark rate once during 2005 while the Bank of Japan kept its rates stable throughout the year.

The Swiss National Bank sets a target range for 3-month Swiss franc Libor in order to manage money supply. On December 15, 2005, the Swiss National Bank increased the target range for the three-month Libor by 0.25 percentage points to 0.50–1.50%. This was the first change in the target range announced during 2005.

Analysis of changes in net interest income

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for 2005 compared to 2004 and for 2004 compared to 2003. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.
	2005 vs. 2004			2004 vs. 2003

	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Cash and due from banks
Switzerland	5	6	11	(30)	12	(18)
Foreign	50	128	178	17	132	149
Interest-bearing deposits with banks
Switzerland	0	4	4	(9)	(2)	(11)
Foreign	13	28	41	59	(20)	39
Central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions
Switzerland	140	(15)	125	92	(14)	78
Foreign	987	4,838	5,825	727	679	1,406
Trading assets
Switzerland	180	102	282	(88)	213	125
Foreign	2,156	(860)	1,296	2,668	(1,001)	1,667
Investment securities
Switzerland	71	(121)	(50)	130	(109)	21
Foreign	258	(71)	187	(34)	(195)	(229)
Loans
Switzerland	116	196	312	69	(540)	(471)
Foreign	305	107	412	46	(379)	(333)
Other interest-earning assets
Switzerland	(23)	31	8	(26)	66	40
Foreign	371	954	1,325	325	(177)	148

Interest-earning assets
Switzerland	489	203	692	138	(374)	(236)
Foreign	4,140	5,124	9,264	3,808	(961)	2,847

Change in interest income	4,629	5,327	9,956	3,946	(1,335)	2,611

	2005 vs. 2004			2004 vs. 2003

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Deposits of banks
Switzerland	(6)	58	52	(116)	0	(116)
Foreign	210	676	886	712	(287)	425
Deposits of non-banks
Switzerland	24	200	224	88	(40)	48
Foreign	545	1,779	2,324	458	(184)	274
Central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions
Switzerland	145	46	191	1	66	67
Foreign	847	4,749	5,596	653	513	1,166
Trading liabilities
Switzerland	6	(28)	(22)	(63)	(20)	(83)
Foreign	777	(1,174)	(397)	(413)	932	519
Short-term borrowings
Switzerland	(23)	6	(17)	21	(27)	(6)
Foreign	23	106	129	53	(143)	(90)
Long-term debt
Switzerland	22	62	84	10	(46)	(36)
Foreign	560	378	938	294	(92)	202
Other interest-bearing liabilities
Switzerland	(3)	25	22	(8)	(29)	(37)
Foreign	169	150	319	599	(562)	37

Interest bearing liabilities
Switzerland	165	369	534	(67)	(96)	(163)
Foreign	3,131	6,664	9,795	2,356	177	2,533

Change in interest expense	3,296	7,033	10,329	2,289	81	2,370

Change in net interest income
Switzerland	324	(166)	158	205	(278)	(73)
Foreign	1,009	(1,540)	(531)	1,452	(1,138)	314

Total change in net interest income	1,333	(1,706)	(373)	1,657	(1,416)	241

Deposits Deposits by foreign depositors in Swiss offices amounted to CHF 42.5 billion, CHF 37.2 billion and CHF 40.2 billion as of December 31, 2005, 2004 and 2003, respectively.
The following table presents information on deposits for the years indicated. Designation of Switzerland versus Foreign was based upon the location of the office recording the deposit. Month-end balances were predominantly used in computing the averages disclosed below. The Group believes these amounts approximate daily averages.
	2005			2004			2003

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %	Average balance	Interest expense	Average rate in %

Noninterest-bearing demand	12,691	–	–	10,246	–	–	17,369	–	–
Interest-bearing demand	47,428	196	0.4%	52,183	139	0.3%	38,388	129	0.3%
Savings deposits	44,389	255	0.6%	43,605	257	0.6%	41,773	282	0.7%
Time deposits	37,630	572	1.5%	31,641	359	1.1%	32,216	350	1.1%

Switzerland	142,138	1,023	0.7%	137,675	755	0.5%	129,746	761	0.6%

Noninterest-bearing demand	1,194	–	–	1,396	–	–	1,391	–	–
Interest-bearing demand	12,308	297	2.4%	9,023	116	1.3%	6,471	91	1.4%
Savings deposits	26	0	0.0%	12	0	0.0%	11	0	0.0%
Time deposits	187,850	6,200	3.3%	148,824	3,164	2.1%	114,519	2,552	2.2%

Foreign	201,378	6,497	3.2%	159,255	3,280	2.1%	122,392	2,643	2.2%

Total deposits	343,516	7,520	2.2%	296,930	4,035	1.4%	252,138	3,404	1.4%

The following table presents the aggregate of individual time deposits issued in Switzerland and in Foreign offices in the CHF equivalent amounts of USD 100,000 or more, together with their remaining maturities:
December 31, 2005, in CHF m	Switzerland	Foreign	Total

3 months or less	11	27,808	27,819
Over 3 through 6 months	8	8,032	8,040
Over 6 through 12 months	13	16,591	16,604
Over 12 months	26	3,371	3,397

Certificates of deposit	58	55,802	55,860

3 months or less	43,788	126,081	169,869
Over 3 through 6 months	2,419	3,705	6,124
Over 6 through 12 months	1,792	2,684	4,476
Over 12 months	1,179	6,770	7,949

Other time deposits	49,178	139,240	188,418

Total time deposits	49,236	195,042	244,278

Short-term borrowings
The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and other short-term borrowings are one year or less.

The following table shows details of the Group’s significant short-term borrowings:
Year ended December 31, in CHF m	2005	2004	2003

Central bank funds purchased and securities sold under repurchase agreements and securities lending transactions
Outstanding as of December 31	309,803	239,724	236,847
Maximum amount outstanding at any month-end during the year	373,987	309,555	255,022
Approximate average amount outstanding during the year	313,309	267,242	235,048
Interest expense for the year ended December 31	11,675	5,888	4,655
Approximate weighted-average interest rate during the year	3.7%	2.2%	2.0%
Approximate weighted-average interest rate at year-end	3.0%	2.4%	1.9%

Commercial papers
Outstanding as of December 31	10,376	8,518	7,306
Maximum amount outstanding at any month-end during the year	10,376	17,636	14,753
Approximate average amount outstanding during the year	7,122	9,357	6,674
Interest expense for the year ended December 31	232	148	134
Approximate weighted-average interest rate during the year	3.3%	1.6%	2.0%
Approximate weighted-average interest rate at year-end	1.4%	2.7%	1.0%

Other short-term borrowings
Outstanding as of December 31	9,096	6,825	4,191
Maximum amount outstanding at any month-end during the year	10,248	7,518	18,540
Approximate average amount outstanding during the year	8,692	6,194	6,191
Interest expense for the year ended December 31	123	96	205
Approximate weighted-average interest rate during the year	1.4%	1.5%	3.3%
Approximate weighted-average interest rate at year-end	1.5%	1.3%	3.3%

Investment portfolio

Investment strategy
Our investment strategy is determined within the respective asset and liability management committee of each business. Exposures to market and interest rate risk are managed by modifying the components of the investment portfolio, either directly or through the use of derivatives. For additional information, refer to Risk management – Market risk in the Credit Suisse Group Annual Report 2005.

The following table presents the carrying value of financial investments:
December 31, in CHF m	2005	2004	2003

Debt securities issued by the Swiss federal, cantonal or local government entities	12,636	12,937	11,840
Debt securities issued by foreign governments	42,873	28,360	34,661
Corporate debt securities	41,364	42,119	43,667
Other	15,612	10,934	9,828

Total debt securities	112,485	94,350	99,996

The following table presents the maturities and weighted-average yields of debt securities included in financial investments:
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

December 31, 2005	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m

Debt securities issued by the Swiss federal, cantonal or local government entities	669	1.79%	2,543	2.08%	3,870	2.39%	5,031	2.98%	12,113
Debt securities issued by foreign governments	5,214	2.40%	12,911	3.08%	16,377	3.63%	7,254	4.20%	41,756
Corporate debt securities	1,923	2.74%	14,696	3.81%	12,418	5.83%	11,395	4.75%	40,432
Other	290	2.39%	4,320	3.62%	7,860	1.66%	2,576	2.69%	15,046

Total debt securities	8,096	2.43%	34,470	3.39%	40,525	3.80%	26,256	4.06%	109,347

Since substantially all investment securities are taxable securities, the yields presented above are on a tax equivalent basis.

As of December 31, 2005, the aggregate investments in debt securities from two specific counterparties were each in excess of 10% of consolidated shareholders’ equity. Aggregate investments in debt securities issued by two European governments represented approximately 23% and 12% of the December 31, 2005 balance of consolidated shareholders’ equity. The Standard & Poor’s ratings for these were AAA and AA.

Loan portfolio

The following table shows the movements in the allowance for loan losses:
in CHF m, except where indicated	2005	2004	2003	2002	2001

Balance January 1	3,038	4,646	7,427	9,348	10,906

Switzerland	262	360	958	1,263	961
Foreign	291	456	728	1,931	1,713

New provisions	553	816	1,686	3,194	2,674

Switzerland	(366)	(295)	(548)	(383)	(439)
Foreign	(321)	(442)	(523)	(307)	(563)

Releases of provisions	(687)	(737)	(1,071)	(690)	(1,002)

Net additions charged to income statement	(134)	79	615	2,504	1,672

Commercial	(515)	(663)	(1,418)
Consumer	(140)	(197)	(315)
Public authorities	(3)	(88)	0
Lease financings	(10)	6	(7)
Switzerland	(668)	(942)	(1,740)
Banks	0	(1)	(55)
Commercial	(269)	(811)	(1,511)
Consumer	(8)	(13)	(22)
Public authorities	0	(5)	(5)
Lease financings	(22)	(9)	0
Foreign	(299)	(839)	(1,593)

Gross write-offs 1)	(967)	(1,781)	(3,333)	(3,692)	(3,720)

Commercial	27	22	28
Consumer	2	2	3
Switzerland	29	24	31
Banks	2	2	0
Commercial	102	32	17
Consumer	3	0	0
Foreign	107	34	17

Recoveries 1)	136	58	48	61	48

Net write-offs	(831)	(1,723)	(3,285)	(3,631)	(3,672)

Allowances acquired/(deconsolidated)	0	(24)	26	4	2
Provisions for interest	67	92	155	187	400
Foreign currency translation impact and other adjustments, net	101	(32)	(292)	(985)	40

Balance December 31	2,241	3,038	4,646	7,427	9,348

Average loan balance	196,593	184,787	181,723	184,299	198,624
Ratio of net write-offs to average loans	0.42%	0.93%	1.81%	1.97%	1.85%

1) The split of gross write-offs and recoveries by Switzerland and foreign was implemented in 2003, and has not been applied retroactively.

The following table shows the analysis of the allowance for loan losses by region and sector:
	2005		2004		2003		2002		2001

December 31	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans

Banks	0	0.0%	0	0.0%	0	0.0%	1	0.0%	2	0.0%
Commercial	1,091	0.5%	1,704	0.9%	2,339	1.3%	3,365	1.9%	4,797	2.6%
Consumer	418	0.2%	537	0.3%	694	0.4%	927	0.5%	840	0.5%
Public authorities	4	0.0%	11	0.0%	29	0.0%	24	0.0%	27	0.0%
Lease financings	45	0.0%	60	0.0%	21	0.0%	22	0.0%	24	0.0%

Switzerland	1,558	0.8%	2,312	1.2%	3,083	1.7%	4,339	2.4%	5,690	3.1%

Banks	10	0.0%	8	0.0%	9	0.0%	4	0.0%	7	0.0%
Commercial	628	0.3%	655	0.4%	1,496	0.9%	3,011	1.7%	3,527	1.9%
Consumer	39	0.0%	49	0.0%	51	0.0%	59	0.0%	116	0.1%
Public authorities	6	0.0%	5	0.0%	7	0.0%	14	0.0%	8	0.0%
Lease financings	0	0.0%	9	0.0%	0	0.0%	0	0.0%	0	0.0%

Foreign	683	0.3%	726	0.4%	1,563	0.9%	3,088	1.7%	3,658	2.0%

Total allowance for loan losses	2,241	1.1%	3,038	1.6%	4,646	2.6%	7,427	4.1%	9,348	5.1%

of which on principal	1,917	0.9%	2,526	1.4%	3,837	2.2%	6,331	3.5%	7,630	4.2%
of which on interest	324	0.2%	512	0.3%	809	0.5%	1,096	0.6%	1,718	0.9%

The following table summarizes gross write-offs of loans by industry:
Year ended December 31, in CHF m	2005	2004	2003	2002	2001

Financial services	80	34	411	135	377
Real estate companies	91	144	321	712	738
Other services	82	131	106	298	523
Manufacturing	150	298	897	590	349
Wholesale and retail trade	208	492	188	320	263
Construction	21	58	101	173	316
Transportation	42	89	316	70	384
Health and social services	9	3	29	15	80
Hotels and restaurants	39	41	48	80	120
Agriculture and mining	7	13	51	177	31
Telecommunications	55	169	459	451	9
Non-profit and international organizations	0	2	2	2	8

Commercial	784	1,474	2,929	3,023	3,198

Banks	0	1	55	2	12
Consumer	148	210	337	661	510
Public authorities	3	93	5	0	0
Lease financings	32	3	7	6	0

Total gross write-offs	967	1,781	3,333	3,692	3,720

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m, except where indicated	2005	2004	2003	2002	2001

Banks	1,801	1,558	1,254	1,416	1,877
Commercial	43,972	43,000	42,811	47,693	58,030
Consumer	81,388	76,010	70,932	65,029	58,664
Public authorities	3,481	3,894	3,419	3,107	3,898
Lease financings	2,979	2,696	3,481	3,230	2,915

Switzerland	133,621	127,158	121,897	120,475	125,384

Banks	8,555	7,233	7,876	8,841	11,941
Commercial	46,110	33,873	31,264	38,648	34,709
Consumer	18,398	18,248	19,741	18,330	17,465
Public authorities	1,026	679	797	1,586	1,769
Lease financings	138	130	144	165	175

Foreign	74,227	60,163	59,822	67,570	66,059

Loans, gross	207,848	187,321	181,719	188,045	191,443

Deferred expenses, net	64	116	106	179	267
Allowance for loan losses	(2,241)	(3,038)	(4,646)	(7,427)	(9,348)

Total loans, net	205,671	184,399	177,179	180,797	182,362

Percentage of allowance for loan losses	1.1%	1.6%	2.6%	4.1%	5.1%

The following table sets forth details of the loan portfolio by industry:
December 31, in CHF m	2005	2004

Financial services	23,967	20,830
Real estate companies	18,900	17,411
Other services	13,123	11,052
Manufacturing	9,563	8,910
Wholesale and retail trade	8,001	7,025
Construction	2,686	3,002
Transportation	4,453	3,005
Health and social services	2,184	1,428
Hotels and restaurants	1,161	1,439
Agriculture and mining	4,557	1,943
Telecom	1,222	559
Non-profit and international organizations	265	269

Commercial	90,082	76,873

Car leasing	935	922
Real estate leasing	575	621
Leasing of capital goods	1,607	1,283

Lease financings	3,117	2,826

Banks	10,356	8,791
Consumers	99,786	94,258
Public authorities	4,507	4,573

Loans, gross	207,848	187,321

Deferred expenses, net	64	116
Allowance for loan losses	(2,241)	(3,038)

Total loans, net	205,671	184,399

The following table sets forth details of the loan portfolio by time remaining until contractual maturity:
December 31, 2005, in CHF m	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	1)	Self- amortizing loans	2)	Total

Banks	68	1,167	566	0		0		1,801
Commercial	20,031	13,911	2,982	6,295		753		43,972
Consumer	24,794	42,984	6,466	5,795		1,349		81,388
Public authorities	597	1,845	1,010	29		0		3,481
Lease financings	0	0	0	0		2,979		2,979

Switzerland	45,490	59,907	11,024	12,119		5,081		133,621

Banks	1,410	962	6,167	16		0		8,555
Commercial	27,716	10,987	5,406	1,767		234		46,110
Consumer	11,111	2,638	3,541	873		235		18,398
Public authorities	251	148	627	0		0		1,026
Lease financings	0	0	29	0		109		138

Foreign	40,488	14,735	15,770	2,656		578		74,227

Loans, gross	85,978	74,642	26,794	14,775		5,659		207,848

of which fixed rate	56,950	66,981	23,036	0		5,446		152,413
of which variable rate	29,028	7,661	3,758	14,775		213		55,435

Deferred expenses, net								64
Allowance for loan losses								(2,241)

Total loans, net								205,671

1) Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2) Self-amortizing loans include loans with monthly interest and principal payments. These loans are principally consumer loans and lease financings.

Non-performing loans For additional information about non-performing loans refer to Risk management – Credit risk for the banking businesses in the Credit Suisse Group Annual Report 2005.
The following table sets forth management’s estimate of non-performing loans, without giving effect to available security or related specific allowances:
						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2005	2004	2003	2002	2001	2005	2004	2005	2004

Switzerland	1,031	1,423	1,893	3,888	5,029	43	67	16	17
Foreign	292	348	1,084	2,485	2,989	21	39	10	2

Non-performing loans	1,323	1,771	2,977	6,373	8,018	64	106	26	19

Switzerland	760	1,237	1,619	1,986	2,261	55	83	0	0
Foreign	85	44	150	340	547	7	4	0	0

Non-interest earning loans	845	1,281	1,769	2,326	2,808	62	87	0	0

Total non-performing loans	2,168	3,052	4,746	8,699	10,826	126	193	26	19

Potential problem loans For additional information about potential problem loans refer to Risk management – Credit risk for the banking businesses in the Credit Suisse Group Annual Report 2005.
December 31, in CHF m	2005	2004	2003	2002	2001

Switzerland	700	1,012	1,636	1,810	2,183
Foreign	374	491	542	1,774	2,691

Total potential problem loans	1,074	1,503	2,178	3,584	4,874

Restructured loans
						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2005	2004	2003	2002	2001	2005	2004	2005	2004

Switzerland	21	95	21	52	114	1	5	1	3
Foreign	56	22	262	231	0	3	3	3	1

Total restructured loans	77	117	283	283	114	4	8	4	4

Cross-border outstandings
Cross-border outstandings represent net claims against non-local country counterparties. These include loans plus accrued interest, acceptances, interest earning deposits with other banks, other interest earning investments and any other monetary assets, including securities. To the extent material local currency outstandings are hedged or are funded by local currency borrowings, such amounts are not included as cross-border outstandings.

The following table represents cross-border outstandings as of the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 0.75% of total assets as of December 31, 2005, 2004 and 2003. Deducted from the gross outstandings are guaranteed or secured loans, provided the political and transfer risks are also covered explicitly by the guarantee or security.
in CHF m	Banks	Commercial (includes lease financing)	Consumer	Public authorities	Subtotal	Net local country assets over liabilities	Commit- ments	Total

December 31, 2005
US	30,023	36,991	93	1,285	68,392	30,428	122,019	220,839

Germany	15,849	11,453	555	13,925	41,782	0	2,141	43,923
UK	6,193	9,141	323	210	15,867	0	25,134	41,001
France	13,217	9,922	119	8,309	31,567	0	4,671	36,238
The Netherlands	12,550	10,703	3,283	3,381	29,917	0	2,338	32,255
Cayman Islands	2,295	17,082	583	0	19,960	0	935	20,895
Italy	3,124	5,866	309	6,723	16,022	3	548	16,573
Japan	2,129	3,808	21	1,906	7,864	5,493	915	14,272
Luxembourg	2,080	8,460	40	211	10,791	1,631	494	12,916
Ireland	5,329	5,728	3	72	11,132	0	320	11,452

December 31, 2004
US	25,062	40,866	942	1,786	68,656	0	68,547	137,203
Germany	21,217	8,786	956	8,476	39,435	0	4,629	44,064
France	10,551	10,437	385	6,032	27,405	320	3,628	31,353
UK	7,868	9,437	1,433	1,017	19,755	0	5,650	25,405
The Netherlands	8,213	8,389	3,534	1,002	21,138	0	2,353	23,491
Italy	7,936	3,790	334	8,246	20,306	292	844	21,442
Cayman Islands	337	10,483	77	11	10,908	0	1,853	12,761
Luxembourg	2,195	4,431	809	170	7,605	1,731	677	10,013
Spain	2,432	1,495	64	4,790	8,781	0	308	9,089

December 31, 2003
US	12,421	32,198	780	842	46,241	0	81,841	128,082
Germany	23,703	8,518	1,078	8,890	42,189	916	3,666	46,771
France	7,441	7,392	341	4,156	19,330	953	2,584	22,867
UK	8,103	6,916	1,049	377	16,445	0	4,758	21,203
The Netherlands	6,386	8,016	3,699	865	18,966	396	1,510	20,872
Italy	6,334	3,944	215	7,538	18,031	384	1,166	19,581
Cayman Islands	824	6,923	73	0	7,820	126	1,559	9,505
Spain	1,994	1,373	53	5,419	8,839	0	413	9,252
Japan	486	3,371	125	699	4,681	4,322	195	9,198

Item 6: Directors, senior management and employees

Information on Credit Suisse Group’s directors, senior management and employees is set forth under Corporate governance in the Credit Suisse Group Annual Report 2005 on pages 197 to 232 and such information is incorporated herein by reference.

For information on compensation please refer to notes 30 and 31 of the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2005.

Item 7: Major shareholders and related party transactions

Information on Credit Suisse Group’s Major Shareholders and Related Party Transactions is set forth under Corporate governance on pages 197 to 232 in the Credit Suisse Group Annual Report 2005, in particular page 200, Major Shareholders, and note 31 of the Notes to the consolidated financial statements, and such information is incorporated herein by reference.

Item 8: Financial information

Consolidated financial statements

Please refer to the section Financial information of the Credit Suisse Group Annual Report 2005.

Legal proceedings

The Group is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. See note 42 of the Notes to the consolidated financial statements. For additional information about legal proceedings involving CS USA, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CS USA with the SEC.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements.

World War II settlement
In November 2000, following the Group’s and another Swiss bank’s USD 1.25 billion global settlement with various Jewish groups and US class action plaintiffs relating to the World War II era, the Group paid the final installment into an escrow fund, which was subsequently transferred to a settlement fund that is fully under the control of the court and class plaintiffs’ counsel. Although the Group and the other Swiss bank resolved all pending issues with the plaintiff settlement class in June 2004, the settlement funds have yet to be distributed in full.

In 1997, a class action lawsuit, referred to as the Cornell case, was filed against 16 European insurance companies, including Winterthur Life, which did not receive a release under the Swiss banking settlement described above, in the US District Court for the Southern District of New York (SDNY). The plaintiffs claimed that these companies failed or refused to pay out benefits, particularly in connection with life policies, to which victims or survivors of the Holocaust were entitled. In January 1999, Winterthur Life was named as a defendant in a second class action lawsuit, also in the SDNY, referred to as the Winters/Schenker case, which asserts the same or similar claims. In January 2000, the Cornell case was dismissed. In July 2002, the Winters/Schenker case was also dismissed.

In response to actions by various US insurance regulators, in August 1998, an agreement was reached with the regulators, Jewish organizations and other European insurers, establishing a common procedure for the filing and processing of life insurance claims related to the Holocaust. The organization established for this purpose, the International Commission on Holocaust Era Insurance Claims (ICHEIC), has initiated procedures for claims outreach, claims handling, the publication of lists of policyholders, the auditing of the insurers and similar matters. Winterthur Life has an active role in ICHEIC.

XL insurance claims
In December 2005, the Independent Actuary under the sale and purchase agreement entered into in 2001 in connection with the sale of Winterthur International to XL Insurance (Bermuda) Limited (XL) concluded that the Seasoned Net Reserve Amount payable to XL was closer to the estimate submitted by Winterthur, which was already provided for in the Winterthur accounts. This brought the seasoning process to completion. XL has also submitted various claims relating to alleged breach of warranties by Winterthur under the terms of the Winterthur International sale and purchase agreement. For further details on Winterthur International sale-related contingencies, see note 34 of the Notes to the consolidated financial statements.

South Africa litigation
Two purported class action lawsuits were filed in the SDNY, in June 2002 and August 2002, respectively, alleging that Credit Suisse Group and numerous other defendants are liable under international and US law by virtue of having conducted business in South Africa during the apartheid era prior to 1995. In one of these cases, the complaint has since been amended to delete the Group as a defendant. In addition, another case that is not a class action was filed in the US District Court for the Eastern District of New York (EDNY) in November 2002 in respect of the same allegations. These cases (and similar cases against others) have been transferred to the SDNY for coordinated pre-trial proceedings. The Group has been served with process in the non-class action case, and joined in a motion to dismiss that case. Motions to dismiss these three cases were fully briefed and argued. Both the South African government and the US government filed papers supporting dismissal of the plaintiffs’ claims. In November 2004, the court granted the motions to dismiss. Plaintiffs in all three cases have appealed to the Court of Appeals for the Second Circuit (Second Circuit). The appeal was argued in early 2006, and a decision from the Appeals Court is expected in 2006.

Another case that is not a class action was filed in the EDNY in March 2003 and names a number of corporate defendants, including Credit Suisse, which has been served. This case was transferred to the SDNY and has effectively been stayed pending resolution of matters in the earlier-filed cases discussed above.

Litigation relating to IPO allocation
Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the SDNY concerning IPO allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest.

In October 2004, the SDNY granted in substantial part plaintiffs’ motion for class certification in each of six “focus” cases. The district court stated that the order “is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions.” In June 2005, the Second Circuit granted the underwriter defendants permission to appeal the class certification order; that appeal is now fully briefed. Separately, in February 2005, the SDNY preliminarily approved a settlement between plaintiffs and the issuer defendants and the issuers’ officers and directors.

Since March 2001, CSS LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the SDNY, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer’s shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged “tie-in” arrangements are further alleged to have artificially inflated the market price for the securities.

In November 2003, the SDNY dismissed the action with prejudice as to all defendants. In September 2005, the Second Circuit vacated the SDNY’s dismissal of the action and remanded the case to the SDNY for further proceedings. The underwriter defendants have filed a motion in the Second Circuit to stay the issuance of the mandate and remand the cases to the district court pending the filing of a petition for writ of certiorari to the US Supreme Court. That motion remains pending.

In November 2002, CS USA was sued in the SDNY on behalf of a putative class of issuers in IPOs for which an affiliate of CS USA acted as underwriter. The complaint alleged that the issuers’ IPOs were underpriced, and that CS USA’s affiliate allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct was alleged to have been in breach of the underwriting agreements between CS USA’s affiliate and those issuers. In December 2005, CS USA entered into a settlement agreement with the plaintiffs, and a stipulation of dismissal was filed with the SDNY.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, four federal class action cases remain pending. These cases were brought on behalf of purchasers of shares of AOL Time Warner Inc., Razorfish, Inc., Lantronix, Inc. and Winstar, Inc. Class certification has been granted in the Winstar and Razorfish matters.

In September 2005, the US District Court for the District of Massachusetts granted CSS LLC’s motion to dismiss the complaint brought on behalf of purchasers of shares of AOL Time Warner Inc. but allowed plaintiffs to file an amended complaint. In February 2006, CSS LLC and other defendants moved to dismiss plaintiffs’ amended complaint.

CSS LLC was also named as a defendant in a class action filed in California state court in June 2003 on behalf of residents of California who held shares in certain issuers for which CSS LLC had issued research reports. Plaintiffs appealed the lower court’s dismissal of that case to the Supreme Court of California, and in February 2006, the Supreme Court of California denied that appeal.

Enron-related litigation and inquiries
Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities, and alleged additional violations of the federal securities laws. Lead plaintiff’s motion for class certification in Newby is pending.

In April 2005, the bank defendants in the Newby action, including CSS LLC and its affiliates, filed a cross-claim against Arthur Andersen LLP, and cross-claims or third-party claims against certain former Enron executives, for contribution in the event that the bank defendants are found liable on any of the plaintiffs’ claims. Arthur Andersen and certain former Enron executives have moved to dismiss the cross-claims or third-party claims asserted against them by the banks, and those motions are pending. Arthur Andersen also filed a counterclaim against the bank defendants, including CSS LLC and its affiliates, seeking contribution in the event it is found liable either to the plaintiffs or to any of the bank defendants. CSS LLC and its affiliates and other banks moved to dismiss the counterclaim. That motion was granted and Arthur Andersen has filed a motion seeking reconsideration of that dismissal.

Certain Enron-related actions, filed against CSS LLC and certain of its affiliates, were not consolidated or coordinated with the Newby action. The only one of these actions that is still pending is a suit by a sub-group of the limited partners in LJM2 Co-Investment, L.P., or LJM2, a now bankrupt limited partnership, against the other limited partners of LJM2 and LJM2’s lenders, including certain affiliates of CSS LLC. Several other actions filed against CSS LLC and certain of its affiliates and other parties have been consolidated or coordinated with the Newby action and stayed as to the filing of amended or responsive pleadings pending the district court’s decision on class certification in Newby. Several actions against Arthur Andersen LLP, in which Andersen brought claims for contribution against CSS LLC and its affiliates and other parties as third-party defendants, have been similarly consolidated or coordinated with Newby and stayed. During the course of 2005, various Enron-related actions, some coordinated with the Newby action and some not, have been settled or otherwise dismissed, at least as they related to CSS LLC and its affiliates.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. In November 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner’s conclusions with respect to several parties, including CSS LLC and certain of its affiliates. Enron brought four adversary proceedings against CSS LLC and certain of its affiliates (the principal adversary proceeding has been amended several times, as recently as January 2005) seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of CSS LLC and its affiliates’ claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests and turnover and recovery of property; and damages, attorneys’ fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy.

Other than the principal adversary proceeding, the three other adversary proceedings brought by Enron relate to (i) E-Next Generation LLC (E-Next), (ii) a transaction known as Project Nile and (iii) certain equity forward and swap transactions. In May 2005, the adversary proceeding relating to E-Next was dismissed with prejudice pursuant to a settlement agreement. In June 2005, the adversary proceeding relating to Project Nile was consolidated into the principal adversary proceeding. In July 2005, the US Bankruptcy Court for the Southern District of New York denied CSS LLC’s and an affiliate’s motion to dismiss Enron’s claims to recover certain payments made in connection with the equity forward and swap transactions. In September 2005, CSS LLC filed a motion with the SDNY for leave to appeal, which motion is pending.

CSS LLC and certain of its affiliates have received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. CSS LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio and are known as the MDL cases, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds, and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions against CSS LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. A claims trust has also commenced a suit in the bankruptcy court against certain affiliates of CS USA seeking to recover an alleged preference payment from NCFE prior to its bankruptcy filing.

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action and derivative lawsuits filed in the SDNY relating to Refco Inc. The actions allege that CSS LLC, and other underwriters, violated federal securities laws and state laws in connection with the sale of Refco securities, including in the Refco IPO in August 2005. CSS LLC and certain of its affiliates have received subpoenas and requests for information from certain regulators, including the SEC, regarding Refco. CSS LLC and its affiliates have cooperated with such inquiries and requests.

Parmalat-related legal proceedings
Credit Suisse International (CS International) is the subject of legal proceedings commenced in August 2004 before the Court of Parma in Italy by Dr. Enrico Bondi, as extraordinary administrator, on behalf of Parmalat SpA (in extraordinary administration), relating to an agreement entered into between CS International and Parmalat SpA in December 2001. The extraordinary administrator seeks to have the agreement set aside and demands repayment by CS International of approximately EUR 248 million.

The extraordinary administrator also commenced two further actions before the Court of Parma against (i) CS International, seeking damages on the basis of allegations that through the 2001 transaction CS International delayed the insolvency of Parmalat Participacoes of Brazil and consequently of Parmalat SpA, with the result that Parmalat’s overall loss increased by approximately EUR 7.1 billion between January 2002 and the declaration of its insolvency in December 2003 and (ii) CS International and certain other banks, seeking damages on the basis of allegations that through various derivatives transactions in 2003 CS International and those other banks delayed the insolvency of Parmalat SpA with the result that its overall loss increased by approximately EUR 2 billion between July and December 2003.

Proceedings have also been brought in the SDNY by Parmalat investors against various defendants including Credit Suisse seeking unquantified damages. The allegations against Credit Suisse make reference to the December 2001 transaction. The claims against Credit Suisse have been dismissed except to the extent that they are brought by US investors.

CS International has made a claim in the reorganization proceedings of Parmalat Participacoes of Brazil in respect of EUR 500 million of bonds issued by that entity and held by CS International. This claim has so far been rejected by the trustee. CS International has also made a claim in the same proceedings in relation to a USD 5 million promissory note guaranteed by Parmalat and assigned to Credit Suisse. This claim has so far been admitted by the trustee. Parmalat Participacoes has made a claim in response alleging that the debts represented by the bonds and note have already been paid and asserting that it is therefore entitled under Brazilian law to twice the amount of the debt claimed by CS International.

In connection with two loans granted to Parmalat Participacoes of Brazil evidenced by promissory notes and guaranteed by Parmalat SpA, Credit Suisse has brought claims in the amount of USD 38 million in Brazilian and Italian courts for its recognition as a creditor in the insolvency proceedings of the two entities. To date, the recognition has been challenged by the Extraordinary Commissioner in Italy, was rejected by Italian courts and has been appealed by Credit Suisse. A decision by Brazilian courts regarding the application of Credit Suisse is still pending.

Dividend policy

Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. Within these legal constraints, we maintain a flexible dividend policy.

For 2005, Credit Suisse Group’s Board of Directors will propose a dividend of CHF 2.00 per share to the Annual General Meeting on April 28, 2006. This compares with a dividend of CHF 1.50 per share in 2004. If approved by the Annual General Meeting 2006, the dividend will be paid out on May 4, 2006.

The following table outlines the dividends paid for the years ended December 31:
Dividend per ordinary share	USD	1)	CHF

2004	1.20		1.50
2003 2)	0.40		0.50
2002	0.07		0.10
2001 3)	1.20		2.00
2000 4)	1.23		2.00

1) For details of the period end exchange rates used, please refer to Item 3 – Key Information – Exchange rate information.
2) Repayment out of share capital as approved on April 30, 2004, in lieu of a dividend for financial year 2003.
3) Repayment out of share capital as approved on May 31, 2002, in lieu of a dividend for financial year 2001.
4) Repayment out of share capital as approved on June 1, 2001, in lieu of a dividend for financial year 2000.

Item 9: The offer and listing

Listing details

Credit Suisse Group’s shares are listed on the SWX Swiss Exchange (SWX). Since June 25, 2001, the principal trading market for the Group’s shares has been Virt-x. The Group’s American Depositary Shares, or ADSs, are traded on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for one share on the SWX or from June 25, 2001, Virt-x, and the average daily trading volume as reported by the SWX or Virt-x:
		Shares in CHF

Period	Average trading volumes	High	Low

2006
March (through, March 21)	6,890,048	74.0	70.7
February	7,014,151	78.5	72.2
January	4,847,658	74.7	68.3
2005	5,509,548	68.5	46.9
Fourth quarter	5,431,395	68.5	54.4
December	4,797,694	68.5	65.9
November	5,652,002	65.4	57.5
October	5,833,983	58.4	54.4
Third quarter	5,271,434	58.4	50.1
Second quarter	5,865,559	53.0	47.9
First quarter	5,481,944	53.0	46.9
2004	5,687,787	49.5	37.4
Fourth quarter	5,291,224	48.2	39.7
Third quarter	5,132,031	44.5	37.4
Second quarter	5,688,911	46.4	42.6
First quarter	6,678,070	49.5	43.0
2003	6,599,622	48.7	20.7
2002	6,828,666	73.6	20.6
2001 1)	5,501,908	87.0	44.8

1) Volume and price information have been adjusted retroactively to reflect the share split on August 15, 2001.

The Group’s shares are registered with a par value of CHF 0.50 per share.

Official trading of the Group’s shares in the form of ADSs on the New York Stock Exchange began on September 25, 2001, under the symbol “CSR.”

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices of ADSs, each representing one share, on the New York Stock Exchange, and the average daily trading volume as reported by the New York Stock Exchange:
		American Depositary Shares in USD

Period	Average trading volumes	High	Low

2006
March (through, March 21)	374,380	57.3	53.5
February	434,468	60.2	55.1
January	302,285	58.5	53.4
2005	215,985	52.9	38.8
Fourth quarter	296,321	52.9	42.1
December	294,781	52.9	50.1
November	312,700	49.7	44.5
October	281,481	44.7	42.1
Third quarter	161,584	46.6	38.8
Second quarter	182,372	44.3	38.9
First quarter	225,359	45.9	39.5
2004	173,123	42.5	30.0
Fourth quarter	205,556	42.5	32.6
Third quarter	163,261	35.6	30.0
Second quarter	148,798	36.5	33.0
First quarter	174,540	40.4	33.6
2003	193,805	36.4	15.9
2002	111,352	44.6	13.7
2001	18,829	43.0	32.6

Trading in our own shares
The Group buys and sells its own shares and derivatives on its own shares within its normal trading and market-making activities mainly through its Swiss broker-dealer operations. In the Swiss market, the Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to SFBC regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to SFBC rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of the SWX and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares. Refer to Item 10 – Additional information – Repurchase of shares.

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

Following the approval by the Annual General Meeting 2005, the Group commenced a share repurchase program for a value of up to CHF 6 billion. The program will last for a maximum of two years. The registered shares, repurchased via a second trading line on Virt-x, will be cancelled.

For additional information related to share repurchases, see Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Item 10: Additional information

Articles of association

For a summary of the material provisions of the Group’s Articles of Association, or AoA, and the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as they relate to the Group’s shares, refer to the summaries contained in the sections Corporate governance – Shareholders and – Changes of control and defense measures on pages 227 and 230, respectively, of the Credit Suisse Group Annual Report 2005. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the AoA, copies of which are available at the Group’s principal executive office, Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland or on our website www.credit-suisse.com.

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

Directors

The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision, pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents, or financing providers), other than at arms’ length, must be repaid to the corporation if the shareholder or director was acting in bad faith. The Group’s AoA provide that the Board of Directors determines the yearly remuneration of the directors. Such remuneration is determined by the Group’s Board upon recommendation of the Compensation Committee of the Group’s Board.

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

Repurchase of shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. The Group may only repurchase shares if it has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of the Group’s nominal share capital. Furthermore, the Group must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Shares repurchased by the Group do not carry any voting rights at shareholders’ meetings. Refer to Item 16E – Purchases of equity securities by the issuer and affiliated purchasers for a description of the Group’s recent share repurchases.

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

Liquidation and merger

Under Swiss law and the Group’s AoA, the Group may be dissolved at any time by a shareholders’ resolution which must be passed by (i) a supermajority of at least three quarters of the votes cast at the meeting in the event the Group is to be dissolved by way of liquidation, or (ii) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if the Group becomes bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

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

Exchange controls

There are no restrictions presently in force under the Group’s AoA or Swiss law that limit the right of non-resident or foreign owners to hold the Group’s securities freely or, when entitled, to vote our securities freely. Other than in connection with government sanctions imposed on Iraq, Liberia, Myanmar, Zimbabwe, Sierra Leone, Ivory Coast, Sudan, Democratic Republic of Congo, Usbekistan, certain persons with links to former Serb President Mr. Milosevic, persons or organizations with links to Osama bin Laden, the “al Qaeda” group or the Taliban, and certain persons linked to the murderer of former Lebanese Prime Minister Rafik Hariri, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including but not limited to, the remittance of dividends, interest or other payments to non-resident holders of the Group’s securities.

Indemnification

Neither the Group’s AoA nor Swiss statutory law contain provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is the Group’s policy to indemnify its current or former directors and/or employees against certain losses and expenses in respect of service as a director or employee of the Group, one of the Group’s affiliates or another entity, which the Group has approved, subject to specific conditions or exclusions. The Group maintains directors’ and officers’ insurance for its directors and officers.

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

Swiss taxation

Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including dividends on liquidation proceeds and stock dividends) and taxable income resulting from partial liquidation as referred to below under Capital gains tax realized on shares are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

Swiss resident recipients
Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return.

Non-resident recipients
The recipient of a taxable distribution who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sales or other dispositions of Shares and the procedures for claiming a refund of the withholding tax.

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

Taxation of dividends

US Holders
For US federal income tax purposes a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. The US Treasury has announced its intention to promulgate rules pursuant to which holders of Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with the procedures. Holders of our Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside the United States. Subject to the limitations and conditions provided in the Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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

Item 11: Quantitative disclosure about market risk

Information regarding quantitative and qualitative disclosures about market risk is set forth under Risk management in the Credit Suisse Group Annual Report 2005 on pages 69 to 92 and such information is incorporated herein by reference.

Item 15: Controls and procedures

Disclosure controls and procedures

Evaluation of disclosure controls and procedures

The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group’s Chief Executive Officer and the Group’s Chief Financial Officer, pursuant to Rule 13a-15 under the Exchange Act. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Changes in internal control

There has been no change in the Group’s internal control over financial reporting during the period covered by this report that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Item 16A: Audit committee financial expert

Information regarding the audit committee financial expert is set forth under Corporate governance in the Credit Suisse Group Annual Report 2005 on page 230 and such information is incorporated herein by reference.

Item 16B: Code of ethics

Information regarding Credit Suisse Group’s Code of Ethics (“Code of Conduct”) is set forth under Corporate governance in the Credit Suisse Group Annual Report 2005 on page 199 and such information is incorporated herein by reference.

Item 16C: Principal accountant fees and services

Information on Credit Suisse Group’s Principal Accountant Fees and Services is set forth under Corporate governance in the Credit Suisse Group Annual Report 2005 on page 230 and such information is incorporated herein by reference.

Item 16E: Purchases of equity securities by the issuer and affiliated purchasers
The table below sets forth the information with respect to purchases of common shares made by or on behalf of Credit Suisse Group during 2005:
Period	Total number of shares purchased	1)	Average price paid for share in CHF	Total number of shares purchased as part of publicly announced plans or programs	2)	Maximum value of shares in CHF that may yet be purchased under the plans or programs

January 1 to January 31, 2005	26,290,866		47.38	0		6,000,000,000
February 1 to February 29, 2005	25,060,211		50.64	0		6,000,000,000
March 1 to March 31, 2005	29,925,535		51.84	0		6,000,000,000
April 1 to April 30, 2005	17,734,897		51.77	0		6,000,000,000
May 1 to May 31, 2005	31,813,435		49.67	6,697,000		5,999,672,174
June 1 to June 30, 2005	27,295,477		50.10	3,850,200		5,999,479,456
July 1 to July 31, 2005	14,380,090		52.02	4,400,000		5,999,258,187
August 1 to August 31, 2005	36,926,444		53.92	4,305,000		5,999,026,046
September 1 to September 30, 2005	18,801,358		56.35	4,300,000		5,998,780,769
October 1 to October 31, 2005	12,294,237		56.24	2,600,000		5,998,632,433
November 1 to November 30, 2005	12,780,485		61.59	0		5,998,632,433
December 1 to December 31, 2005	11,953,481		60.30	0		5,998,632,433

Total shares repurchased during the period	265,256,516			26,152,200

Total shares sold or reissued during the period 3)	245,951,269

1) In 2005, of the total number of shares purchased throughout the year, 239,104,316 were purchased on the first trading line of virt-x as part of the Group's normal trading and market-making activities, and 26,152,200 were purchased on the second trading line of virt-x as part of a publicly announced share repurchase program.
2) On April 29, 2005, the Annual General Meeting approved the launch of a repurchase program of up to a maximum of CHF 6 billion. The program commenced after the AGM and will last for a maximum of two years from that date. These shares are repurchased exclusively by Credit Suisse Group via a second trading line on virt-x and will be subsequently cancelled, subject to shareholder approval.
3) Credit Suisse Group or its affiliates routinely purchase common shares as part of the Group's normal trading and market-making activities. These shares are only held for a limited period before being sold back into the market. During 2005, 239,104,316 shares were purchased on the first trading line, 204,885,180 were sold as part of market-making activities and 41,066,089 were delivered to employees as part of their share-based compensation.

Item 18: Consolidated financial statements

Credit Suisse Group’s consolidated financial statements, together with the notes and schedules thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth in the Credit Suisse Group Annual Report 2005 on pages 93 to 196 and such information is incorporated herein by reference.

Item 19: Exhibits

No. Exhibit title
1.1 Articles of association (Statuten) of Credit Suisse Group as of March 2, 2005.

1.2 Regulations governing the conduct of business of Credit Suisse Group (OGR)

8.1 Significant subsidiaries of the Registrant are set forth in note 47, Significant subsidiaries and associates, in the Credit Suisse Group Annual Report 2005 and such information is incorporated herein by reference.

10.1 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.

10.2 Report of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich.

12.1 Rule 13a-14(a) certification of the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Rule 13a-14(a) certification of the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The total amount of long-term debt securities of Credit Suisse Group authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. The Group hereby agrees to furnish to the SEC upon its request a copy of any instrument defining the rights of holders of long-term debt of the Group or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

The Credit Suisse Group Annual Report 2005, which follows, except for those portions thereof which are expressly incorporated by reference herein, is furnished for the information of the SEC and is not to be deemed as “filed” as part of the filing of this Form 20-F.

___________________________

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Credit Suisse Group

Zurich, March 30, 2006

(Registrant)

/s/ Urs Rohner	/s/ Renato Fassbind

Name: Urs Rohner	Name: Renato Fassbind

Title: General Counsel	Title: Chief Financial Officer
Schedule I
The following table shows a summary of investments - other than investments in related parties from the insurance business:
December 31, 2005, in CHF m	Cost	1)	Fair value	Amount shown in the balance sheet

Swiss Federal Government, cantonal or local governmental entities	11,232		12,196	11,741
Foreign governments	20,057		21,177	21,177
Corporate debt securities	40,131		41,064	41,059
Other	15,334		15,958	15,947

Debt securities	86,754		90,395	89,924

Public utilities	1,277		1,309	1,309
Banks, trust and insurance companies	7,239		7,490	7,490
Industrial, miscellaneous and all other	17,677		18,699	18,699

Equity securities	26,193		27,498	27,498

Mortgage loans on real estate	10,027		10,540	10,027
Loans	5,263		5,718	5,263
Investment real estate 2)	9,898		8,940	8,700
Policy loans	536		536	536
Other investments	696		696	696
Short-term investments	2,009		2,009	2,009

Other investments	28,429		28,439	27,231

Investments, separate account	5,920		5,920	5,920
Total investments	147,296		152,252	150,573

1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums and discounts.
2) The difference between Cost and Amount shown in the balance sheet reflects accumulated depreciation of CHF 1,198 million.

Schedule III
The following table shows supplementary insurance information:
In CHF m	Deferred policy acquisition costs	Future policy benefits, losses, claims and expenses (net)	Unearned premiums (net)	Other policy and claims benefits payable	Net premiums earned	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written

2005
Life	3,038	114,279	25	8,185	10,585	7,072	(12,107)	(534)	(1,016)	10,591
Non-Life	921	19,976	2,512	2,208	10,385	1,046	(7,479)	(1,440)	(1,119)	10,341

Total	3,959	134,255	2,537	10,393	20,970	8,118	(19,586)	(1,974)	(2,135)	20,932

2004
Life	2,719	104,091	19	7,767	10,235	5,859	(11,791)	(363)	(989)	10,244
Non-Life	859	19,135	2,549	1,955	10,345	1,065	(7,771)	(1,517)	(1,141)	10,417

Total	3,578	123,226	2,568	9,722	20,580	6,924	(19,562)	(1,880)	(2,130)	20,661

2003
Life	2,387	99,755	17	6,372	11,404	5,646	(12,828)	(626)	(1,042)	11,411
Non-Life	802	17,947	2,615	1,727	10,039	900	(7,646)	(1,611)	(1,185)	10,135

Total	3,189	117,702	2,632	8,099	21,443	6,546	(20,474)	(2,237)	(2,227)	21,546

Schedule IV
The following table shows details of reinsurance:
Year ended December 31, in CHF m	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net in %

2005
Life insurance in force	388,908	–	–	–	n/a
Premiums
Life	10,593	(28)	20	10,585	0.2%
Non-Life	10,584	(259)	60	10,385	0.6%

Total	21,177	(287)	80	20,970	0.4%

2004
Life insurance in force	343,966	–	–	–	n/a
Premiums
Life	10,269	(54)	20	10,235	0.2%
Non-Life	10,631	(347)	61	10,345	0.6%

Total	20,900	(401)	81	20,580	0.4%

2003
Life insurance in force	333,748	–	–	–	n/a
Premiums
Life	11,416	(83)	71	11,404	0.6%
Non-Life	10,318	(408)	129	10,039	1.3%

Total	21,734	(491)	200	21,443	0.9%

Credit Suisse Group Annual Report 2005

Our vision

The vision of Credit Suisse is to become the world’s premier bank, renowned for its expertise in investment banking, private banking and asset management, and most valued for its advice, innovation and execution.

Brand launch in Hong Kong

On January 16, 2006, we launched our new Credit Suisse brand and logo worldwide. The facades of Credit Suisse buildings in Hong Kong, London, New York, Singapore and Zürich were illuminated to celebrate the new brand.

Credit Suisse Group financial highlights
Year ended December 31, in CHF m, except where indicated	2005	2004	2003

Consolidated income statement
Net revenues	60,632	55,139	52,515
Income from continuing operations before cumulative effect of accounting changes	5,863	5,684	1,585
Net income	5,850	5,628	770

Return on equity
Return on equity - Group	15.4%	15.9%	2.2%
Return on equity - Banking	16.2%	17.8%	12.6%
Return on equity - Winterthur	11.7%	9.2%	(26.9%)

Earnings per share
Basic earnings per share in CHF	5.17	4.80	0.64
Diluted earnings per share in CHF	5.02	4.75	0.63

Net new assets in CHF bn	58.4	32.9	5.0

December 31, in CHF m, except where indicated	2005	2004

Assets under management in CHF bn	1,484.3	1,220.7

Consolidated balance sheet
Total assets	1,339,052	1,089,485
Shareholders' equity	42,118	36,273

Consolidated BIS capital data
Risk-weighted assets	232,891	199,249
Tier 1 ratio	11.3%	12.3%
Total capital ratio	13.7%	16.6%

Number of employees
Switzerland - banking segments	20,194	19,558
Switzerland - insurance segments	5,928	6,147
Outside Switzerland - banking segments	24,370	21,606
Outside Switzerland - insurance segments	13,031	13,221

Number of employees (full-time equivalents)	63,523	60,532

Stock market data
Market price per registered share in CHF	67.00	47.80
Market price per American Depositary Share in USD	50.95	42.19
Market capitalization	75,399	53,097
Market capitalization in USD m	57,337	46,865
Book value per share in CHF	37.43	32.65

Ticker symbols/Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Ratings
		Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group	Short term	–	A-1	F1+
	Long term	Aa3	A	AA-
	Outlook	Stable	Positive	Stable
Credit Suisse 1)	Short term	P-1	A-1	F1+
	Long term	Aa3	A+	AA-
	Outlook	Stable	Positive	Stable
Winterthur	Insurer financial strength	A1	A-	A+
	Outlook	Negative	Stable	Stable
1) The ratings refer to the merged bank.

Share data
December 31	2005	2004

Shares issued	1,247,752,166	1,213,906,217
Treasury shares	(122,391,983)	(103,086,736)

Shares outstanding	1,125,360,183	1,110,819,481

Share price
in CHF	2005	2004	2003

High (closing price)	68.50	49.50	48.70
Low (closing price)	46.85	37.35	20.70

Financial calendar
Annual General Meeting	Friday, April 28, 2006
First quarter results 2006	Tuesday, May 2, 2006
Dividend payment	Thursday, May 4, 2006
Second quarter results 2006	Wednesday, August 2, 2006
Third quarter results 2006	Thursday, November 2, 2006

The following table shows principal Swiss franc foreign exchange rates:
			Closing rate		Average rate

in CHF			31.12.05	31.12.04	2005	2004	2003

1	US dollar	(USD)	1.3137	1.1320	1.24	1.24	1.35
1	Euro	(EUR)	1.5572	1.5439	1.55	1.54	1.52
1	British pound sterling	(GBP)	2.2692	2.1834	2.26	2.28	2.20
100	Japanese yen	(JPY)	1.1190	1.1023	1.13	1.15	1.16

The Business Review 2005 provides insight into the Credit Suisse Group business, strategy and market environment from a management, client and employee perspective. Included in the Business Review is a condensed presentation of the Group’s results, which should be read in conjunction with the Credit Suisse Group Annual Report 2005, including the financial statements.

Walter B. Kielholz Chairman of the Board of Directors Credit Suisse Group

Message from the Chairman

Dear shareholders
The year 2005 was one of great change and achievement for Credit Suisse Group. Our management team successfully implemented the plan to create an integrated global bank, which began operations on January 1, 2006. With a new organizational structure focused on investment banking, private banking and asset management under a single brand, we are now in an excellent position to strengthen our competitive position globally and seize opportunities in our key markets to generate sustained and profitable growth.

Crucially, while implementing our strategic plan, we remained committed to enhancing profitability and creating value for our shareholders. We reported net income of CHF 5,850 million for the full year. The Board of Directors will propose a dividend of CHF 2.00 per share to the Annual General Meeting on April 28, 2006. By March 21, 2006, we had bought back shares in the amount of CHF 1.9 billion in our share buyback program.

To put our strategic plan into context, technology and the globalization of markets have increased the complexity of the financial services industry and transformed the needs of our clients. We have responded swiftly and effectively to our rapidly changing environment by building an organizational structure that enables us to combine our considerable experience and expertise of the financial markets from across our banking business to meet our clients’ demand for sophisticated and holistic solutions. Our transition to an integrated bank means our people can work together on a global basis to deliver the true potential of our organization to our clients.

We are managing Winterthur as a financial investment, as previously announced, and will continue to improve its performance and prepare it for a capital markets transaction.

Global reach
Increasing the Group’s global footprint remains a key priority. We have identified growth markets for Investment Banking, Private Banking and Asset Management to complement the strong bases we will continue to develop in our home markets.

In Investment Banking, our growth markets are in select countries in Asia, Europe and Latin America. We will continue to develop our business in those regions, particularly in countries such as China, Russia, Brazil and Mexico, where we have established expertise in a wide range of products. In Private Banking, we are also targeting those markets globally where we expect to see significant wealth creation in the coming years. To strengthen our local market presence, we are establishing hubs in important regional centers such as Dubai and expanding our local footprint in key strategic locations in Russia, India and Southeast Asia. In Asset Management, we have a global presence and will further enhance our position by expanding our footprint in Asia in key markets where we see significant opportunities.

Tradition and innovation
As well as pursuing these substantial global opportunities in 2006, we are celebrating the bank’s 150th anniversary. This milestone gives us an opportunity to thank those who have helped to build our company and those who place their trust in us. At the same time, we want to continue to foster the spirit of innovation that has been a hallmark of our bank. Alfred Escher, who founded Credit Suisse in 1856, was one of the most important politicians and commercial pioneers of his time. In addition to founding Credit Suisse, he played a crucial role in the founding of two important railway lines, a technical university and two insurance companies. I am convinced that Escher’s strength in innovation continues to influence us even now that we are a global institution. Our ability to implement pioneering ideas while maintaining the tried and tested is the golden thread that runs through our 150-year history and one which will stand us in good stead for the future.

Corporate governance
As a global financial intermediary, we have a special responsibility to shareholders, clients and employees and to the communities in which we are active. Our corporate governance policies and procedures comply with high international standards. We are committed to safeguarding the interests of all of our stakeholders and recognize the importance of corporate governance in achieving this. Transparent disclosure helps our investors in their investment decisions and provides our stakeholders with the information to assess the quality of our business and management.

In my role as Chairman of the Board, I have been charged with supervising the work of the management team. We made a number of senior management appointments in 2005 – including appointments to the newly formed Executive Board of Credit Suisse – and I am confident we have the necessary management capability to execute our strategy and to achieve our ambitious goals. I am proud of the talent we have.

We will propose Richard E. Thornburgh for election to the Board of Directors at the Annual General Meeting on April 28, 2006. He was a member of the Executive Board of Credit Suisse Group from 1997 to 2005 and played an active role in laying the solid foundations of our new organization. Richard Thornburgh joined the firm in 1976 and has in his distinguished 30-year career with Credit Suisse Group served our company in a variety of senior positions such as Chief Financial Officer, Chief Risk Officer and ultimately as Executive Vice-Chairman of Credit Suisse First Boston.

Foundations for our future growth
In 2005 we demonstrated our ability to deliver good results, while at the same time refocusing our business. On behalf of the Board, I would like to thank all of our employees for their hard work during what has been a year of fundamental change for the Group. Our integrated global structure will enable us to capitalize on our strong operating business and our solid capital base.

With a corporate culture rooted firmly in three principles – focus on clients, teamwork and our reputation – we are convinced that Credit Suisse Group will be able to generate sustainable value for our clients and shareholders.

Yours sincerely

Walter B. Kielholz March 2006

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Message from the Chief Executive Officer

Dear shareholders
2005 was a decisive year for Credit Suisse Group. We merged our two banking entities, Credit Suisse and Credit Suisse First Boston, which paved the way for the launch of our integrated global bank on January 1, 2006. Our new structure combines Investment Banking, Private Banking and Asset Management under a single brand, Credit Suisse. This is the solid foundation for our future growth.

In addition to implementing our integration strategy in 2005, we also remained fully focused on our clients and succeeded in growing our business. Net income for the full year reached CHF 5,850 million, up 4% compared to 2004, driven by stronger net revenues. Net income includes a non-cash charge of CHF 421 million after tax relating to a change in the Group’s accounting for share-based awards, as well as a CHF 624 million after-tax charge in Institutional Securities in 2005 to increase the reserve for certain private litigation matters. With regard to the Group’s capital base, we maintained strong capital ratios with a consolidated BIS tier 1 ratio of 11.3% at year-end 2005. Furthermore, we recorded net new assets of CHF 58.4 billion in 2005, an increase of CHF 25.5 billion compared to 2004.

Our 2005 results show that we are making good progress in strengthening the underlying profitability of our business. The fact that we achieved these results during a year of such fundamental change for the Group is a testament to the outstanding level of commitment of over 63,000 Credit Suisse Group employees worldwide. Looking ahead, I am convinced that our new integrated structure will help us to further enhance our profitability and returns for our shareholders.

Banking segments
Private Banking reported strong revenues – related to an increase in assets under management, higher trading revenues and an increase in brokerage volumes – as well as excellent inflows of net new assets across all regions in 2005. Net income in Private Banking reached a record CHF 2,647 million, up 7% from 2004, accompanied by a gross margin in line with the segment’s mid-term target. We continued to build our global Private Banking presence throughout 2005 and invested in key international markets, especially in the Middle East and Asia. In 2005 we created a Private Banking hub in Dubai (United Arab Emirates) – a further milestone in our global strategy to grow the wealth management business. In addition, we opened local representative offices in Bangkok (Thailand), Guangzhou (China), Mumbai (India) and St. Petersburg (Russia).

Corporate & Retail Banking achieved a record result for 2005, with net income of CHF 1,069 million – an increase of 19% compared to the previous year. The main factors contributing to this strong performance were a favorable credit environment and good net revenues, which benefited from an improved level of commissions and fees. Additionally, in 2005, Corporate & Retail Banking substantially improved its return on average allocated capital. The segment recorded good growth in its Swiss residential mortgage business in 2005, reflecting increased marketing efforts and a wide range of mortgage products.

Institutional Securities focused on key client segments during 2005 and benefited from increased levels of market activity. Net income for 2005 totaled CHF 1,080 million. This segment saw higher revenues and gains in market share in 2005 in key products such as leveraged finance, prime brokerage, advanced execution services and initial public offerings. Institutional Securities was ranked first in the global market share for IPOs for 2005, having participated in a number of high profile transactions, including the IPO for China Construction Bank, the world’s largest IPO since 2001 and the largest IPO ever in China and in Non-Japan Asia.

Wealth & Asset Management reported strong net income of CHF 663 million for 2005 and significant growth in net new assets. The 25% increase in net income over the prior year was mainly attributable to higher investment-related gains in Alternative Capital.

Winterthur
Our insurance business, Winterthur, achieved good progress in 2005 as it further strengthened its overall financial results and operating performance. Life & Pensions continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics. For the full year 2005, Life & Pensions reported net income of CHF 490 million. This 6% decrease compared to 2004 was primarily attributable to specific effects related to taxes and changes in actuarial models and assumptions. In Non-Life, net income for 2005 increased from CHF 206 million to CHF 578 million. This improvement was partly driven by the charge of CHF 242 million after tax to increase provisions for contingencies related to the 2001 sale of Winterthur International. The main factors contributing to the improvement of Non-Life’s operating performance were a favorable claims experience and continued strict cost and claims management.

Creating benefits as an integrated bank
As an integrated global bank, we expect to generate significant revenue growth and cost synergies in the coming years. We are now in an excellent position to fulfill the true potential of Credit Suisse Group and stand by the target we announced for the Group at our 2005 Investor Day of achieving total pre-tax benefits from revenue growth and cost synergies of CHF 1.3 billion in 2008. This should result in a positive net income benefit of around CHF 1.0 billion.

We have successfully built a new organizational structure that will enable us to combine the experience and expertise of our people worldwide in order to meet our clients’ demand for sophisticated and holistic solutions. We have more progress to make on our integration and growth strategy in 2006. However, I am confident that our firm commitment to focus on the needs of our clients, work closely as one team and build and protect our reputation will enable us to meet our goals and achieve outstanding results.

Yours sincerely

Oswald J. Grübel March 2006

Information on the company

Credit Suisse Group

Credit Suisse Group history and structure
The history of Credit Suisse Group dates back to the formation of Schweizerische Kreditanstalt, founded in 1856. The first branch opened in Basel in 1905 and the first branch outside of Switzerland opened in New York in 1940. In 1978, a cooperation with First Boston, Inc. began and in 1990, the Group acquired a controlling stake. The Group purchased a controlling stake in Bank Leu in 1990, Schweizerische Volksbank in 1993, Neue Aargauer Bank in 1994, and Winterthur in 1997. In addition, the Group acquired Donaldson, Lufkin & Jenrette Inc. in 2000.

Credit Suisse Group is registered as a corporation in the commercial register of, and has registered offices in, Zurich, Switzerland. The address of the principal executive office is Paradeplatz 8, CH-8070, Zurich, Switzerland; the telephone number is +41 44 212 1616.

On May 13, 2005, the two Swiss bank legal entities Credit Suisse and Credit Suisse First Boston merged. The merged bank, Credit Suisse, formed the basis for the integration of the banking business. The newly integrated global bank was launched on January 1, 2006. It operates under a new single Credit Suisse brand. The new structure is described below under Organizational changes in 2006.

Overview
Credit Suisse Group is a global financial services company domiciled in Switzerland. In 2005, the Group’s activities were operated and managed in six segments. The information in this Annual Report, including the operating and financial review, reflects this operational and management structure. The organizational chart presented below reflects the segment structure that was operational in 2005.

Banking business

Private Banking
Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and around the world. The Group’s private banking business is one of the largest private banking operations worldwide, with a leading client service model and recognized innovation capabilities. It includes the four independent private banks Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich, and BGP Banca di Gestione Patrimoniale, headquartered in Lugano.

Corporate & Retail Banking
Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. The corporate and retail banking business is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel distribution capabilities.

Institutional Securities
Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Wealth & Asset Management
Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Insurance business
Winterthur is the leading insurance company in Switzerland and one of the top-ten composite insurers in Europe. It provides insurance and pension solutions through multiple distribution channels in two segments, Life & Pensions and Non-Life.

Life & Pensions
Life & Pensions provides life insurance and pension solutions to private and corporate clients. It holds a leading market position in the Swiss market and serves a portfolio of international markets in Europe and Asia.

Non-Life
Non-Life provides insurance products to private clients and small and medium-sized enterprises. It holds a leading market position in the Swiss market and serves key markets in Europe and the US.

Corporate Center
The Corporate Center performs typical holding company functions for the benefit of the Group as a whole and includes parent company operations, certain centrally managed functions, consolidation adjustments and certain expenses not allocated to the segments. The Corporate Center consists of legal and compliance, human resources, communications, corporate development, financial accounting, tax, capital and liquidity management, investor relations, risk management and internal audit.

Acquisitions and divestitures
Credit Suisse Group did not make any significant acquisitions in 2005. In 2005, the Group announced the divestiture of its Canadian insurance business, Winterthur Canada Financial Corporation and its wholly owned subsidiary, the Citadel General Assurance Company. The transaction closed in the first quarter of 2006.

Organizational changes in 2006

Effective January 1, 2006, Credit Suisse Group aligned its organizational structure to its new strategic orientation, which is to focus on banking and to hold its insurance business as a financial investment.

Integration of the banking business
In its banking business, the Group launched a key strategic initiative in December 2004 to form a fully integrated bank, with three lines of business: Investment Banking, Private Banking and Asset Management. The rationale of the realignment was to bundle activities geared towards the needs of private clients and those targeting investment banking clients, and to combine all of Credit Suisse Group’s asset management expertise, reflecting the Group’s core strength and one of the key elements in its generation of value for clients across all its businesses. These changes reflect the increasingly complex needs and global orientation of clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. They also reflect the changes in the way Credit Suisse operates as a result of globalization and new technologies, and the growing competitive pressure in the banking industry.

As an integrated bank, Credit Suisse is committed to delivering its combined experience and expertise to clients by drawing on its tradition of innovation across businesses and regions. With global segments dedicated to investment banking, private banking and asset management, Credit Suisse can now provide more comprehensive solutions for its clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. The new regional structure will enable Credit Suisse to better leverage its resources and to develop cross-segmental strategies that span the Americas, Asia-Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

The integration of the banking business began with the legal merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston, on May 13, 2005.

The newly integrated global bank was launched on January 1, 2006. It operates under a single Credit Suisse brand. The brand names Credit Suisse First Boston and Credit Suisse Asset Management are no longer used.

New organization
The chart below shows the major business realignments that have taken place within the banking businesses:

Banking business
Investment Banking consists principally of the businesses that comprised the former Institutional Securities segment as well as trading execution that was formerly part of Private Banking and Corporate & Retail Banking, and the private funds group that was formerly part of Wealth & Asset Management. Private Banking encompasses the businesses of the former Private Banking and Corporate & Retail Banking segments other than discretionary mandates and alternative investments, which have been moved to Asset Management. The US private client services business has been transferred from Wealth & Asset Management to the wealth management business in Private Banking (with the exception of Volaris, which remains in Asset Management following the reorganization). The small and mid-sized pension fund business in Switzerland was transferred from Wealth & Asset Management to the corporate and retail banking business in Private Banking. In addition to the discretionary mandates and alternative investment businesses, Asset Management includes the businesses formerly part of the Wealth & Asset Management segment other than the private funds group and the US private client services business.

As a result of these realignments, the banking business now consists of Investment Banking (investment banking and trading), Private Banking (wealth management and corporate and retail banking) and Asset Management (traditional asset management and alternative capital).

Shared Services
The three global segments are complemented by Shared Services, which provides support in the areas of finance, legal and compliance, risk management, operations and information technology. Shared Services consolidated former support functions in the businesses in order to bundle resources and know-how from across the bank.

Regional structure
The regional structure is another key element in the creation of the new organization and is expected to allow Credit Suisse to leverage resources in each of its key regions. The regions are the Americas, Asia-Pacific, EMEA and Switzerland. The combination of divisional and regional management is key to the success of the integrated Credit Suisse. This close cooperation is designed to help Credit Suisse better identify opportunities in its four regions and provide clients with a truly integrated offering.

Effective January 1, 2006, Credit Suisse Group combined the Winterthur businesses into one segment, consisting of three businesses: life and pensions, non-life and other activities.

Strategy
Credit Suisse Group’s strategy is to create value for shareholders by focusing on its core strengths in banking. The Group expects this focus and the creation of an integrated global bank to allow it to better serve clients in investment banking, private banking and asset management.

The strategy regarding the Group’s insurance business Winterthur is to secure its leading market position in Switzerland and to strengthen its international operations. The Group continues to manage Winterthur as a financial investment and is preparing it for a potential capital markets transaction.

As an integrated bank, Credit Suisse is committed to delivering the combined resources of the entire bank to its clients by pooling expertise and its tradition of innovation from across all businesses and regions.

Credit Suisse’s strategy follows its vision to become the world’s premier bank, renowned for its expertise in investment banking, private banking and asset management, and most valued for its advice, innovation and execution.

In order to achieve its vision, Credit Suisse will set new standards in partnering with clients and providing them with innovative and integrated solutions. Cultural diversity is essential to the success of Credit Suisse. As an integrated global bank, Credit Suisse will empower people to work openly and respectfully with each other and with clients to deliver superior results aimed at success and prosperity for all its stakeholders.

Increasing our global reach
With the new regional structure Credit Suisse expects to leverage its resources and to develop cross-segmental strategies that span the Americas, Asia-Pacific, EMEA and Switzerland.

A core pillar in Credit Suisse’s Americas region is the US home market of the investment banking business. Additionally, Latin America has become a growth area for banking in recent years. In both investment banking and private banking, Latin America will continue to play a key role in Credit Suisse’s global growth strategy.

In the Asia-Pacific region, Credit Suisse has a wide presence offering the full range of products and services. Credit Suisse regards Asia as one of its core growth areas for its Investment Banking, Private Banking and Asset Management businesses. Credit Suisse continues to strengthen its local market presence by expanding its footprint in strategic growth markets.

In EMEA, Credit Suisse has a strong presence in 28 countries. Credit Suisse will continue to strengthen its position in emerging markets including Central and Eastern Europe and the Middle East.

In Switzerland, Credit Suisse is one of the leading banks for wealth management, business and retail clients and one of the leading investment banks and institutional asset managers.

Investment Banking
Credit Suisse seeks to create value for clients and shareholders in its Investment Banking segment by delivering differentiated products and services while maintaining a high priority on controls, risk management and reputation. The essence of Credit Suisse’s investment banking strategy, as announced in December 2004, is delivering a more focused franchise, and good progress continues to be made in achieving this goal.

Progress can be measured by the revenue gains in the investment banking businesses as well as by the milestones achieved during the past year. For example:

– The residential mortgage-backed securities business has grown significantly by allocating additional capital, increasing origination through a larger network of wholesalers and correspondents, and through the acquisition of Select Portfolio Services, a mortgage servicing company.

– Strong results have been achieved within the commercial mortgage-backed securities business by delivering innovative solutions for clients and further expanding the platform into Europe and Asia.

– The Global Markets Solutions Group was established, through the integration of the capital markets, leveraged finance origination and structuring teams. Credit Suisse is confident this integrated global product platform will increase the ability to provide more value-added funding and financing solutions to clients across all products, including derivatives. In 2005, Credit Suisse ranked first in IPOs globally, participating in a number of high profile transactions. Credit Suisse also maintained its strong leveraged finance franchise and improved the profitability of its debt capital markets business.

Credit Suisse’s Investment Banking segment is also well positioned to benefit from some of the important trends shaping the investment banking industry:

– The Automated Execution Products group is a recognized leader in electronic trade execution, an area experiencing rapid growth.

– The investment banking business has a leading position in some of the fastest growing and most important emerging markets, such as China, Russia, Brazil and Mexico.

– Hedge funds are an increasingly large and important segment of the investment banking client base, and the prime services business has strong momentum with hedge funds. Prime services was recognized by the industry in 2005 for its quality of service, ranking as the second prime broker by clients in the 2005 Global Custodian magazine survey (the industry benchmark survey), up from eighth last year, and as the second global prime broker by clients in Institutional Investor’s Alpha magazine 2005 prime brokerage survey. This recognition by clients has translated into strong revenue and profitability growth in the business.

– Leveraged finance and financial sponsors are increasingly important components of the market, and each is an area of strength and core competency.

Credit Suisse has made good progress in implementing its investment banking strategy, by building on its strengths, focusing on its most important clients and delivering products and services that its clients value and are willing to pay for. The improved financial performance within the investment banking business demonstrates that this strategy is working, and it is well positioned to capture additional opportunities going forward.

Private Banking
As of January 1, 2006, Credit Suisse’s private banking and corporate and retail banking business have been organized in the new Private Banking segment. Rationales for this new structure include:

– Organization around clients/markets instead of booking centers;

– Increased focus on international growth markets;

– Swiss business under one roof to fully exploit cross-selling potentials; and

– Optimized product and solution delivery from Asset Management and Investment Banking.

The mission of the Private Banking segment is to make Credit Suisse the premier global private bank and the premier bank in Switzerland in terms of client satisfaction, employee excellence and shareholder return.

Wealth Management
The business aims to actively and profitably expand in the onshore and offshore businesses in Asia, Middle East, Central and Eastern Europe and Latin America; to strengthen its position in the US through building a more comprehensive business model; to grow in the Western European onshore business where it aims to reach break-even by 2007; and to maintain a strong position and increase its profitability in the Western European offshore business. Furthermore, the business intends to expand its market share in the Swiss onshore business. Overall, a strong focus is on further developing the business’ leading client value proposition, by increasing its share of managed assets (discretionary mandates, funds, structured products) and realizing the benefits from integrating the banking businesses, e.g., for cross-selling, client referrals and product development.

Credit Suisse intends to implement its Wealth Management strategy by:

– Expanding geographic coverage by opening further locations and upgrading existing ones;

– Strengthening international management capabilities and resources;

– Continuing to hire and develop senior relationship managers with local expertise for key growth markets;

– Further developing and improving value propositions for attractive client segments such as for ultra-high-net-worth individuals;

– Further improving customer experience along all contact points and interfaces;

– Further developing and deploying the structured five-step client advisory process;

– Reaping benefits from continued investments in client relationship management and workplace tools;

– Leveraging the client base and product expertise of Asset Management and Investment Banking;

– Broadening the range of local products and solutions;

– Further increasing quality and productivity through operational excellence (Lean Sigma); and

– Selectively addressing acquisition opportunities.

Corporate & Retail Banking
The business strategy is to further expand its market position in Switzerland and increase profitability. The aim of the corporate banking business is to expand its strong position with large corporate clients and to further gain market share with small and medium-sized corporate clients that have attractive risk-return profiles, supported by best-in-class product competences in leasing, trade and ship finance, financial institutions and pension funds. Retail banking seeks to position itself as the preferred bank for the high-end retail segment and mortgages, and it intends to be the leading Swiss consumer finance company in terms of client focus, profitability, and growth. Both businesses intend to fully exploit the potential from the integration of the banking businesses. The main focus is to leverage the client base and intensify cross-selling in order to increase efficiency and grow in all segments.

Credit Suisse intends to implement its Corporate & Retail Banking strategy by:

– Acquiring new retail clients through attractive anchor products;

– Increasing product penetration by database marketing and by product bundling;

– Strengthening sales force effectiveness through focused training and targeted incentives;

– Continuously optimizing the branch network and expanding third-party distribution channels;

– Improving client service delivery through optimized end-to-end processes (higher quality and productivity through Lean Sigma);

– Further shifting resources from mid- and back-office functions to client teams and hiring sales-oriented relationship managers;

– Launching further innovative retail investment products and continuously improving lending product offerings;

– Continuing to apply strict credit risk policies and further improving risk management capabilities and systems;

– Investing in workplace tools and leveraging best-in-class technology and expertise from wealth management; and

– Systematically realizing cross-selling opportunities with other Credit Suisse businesses.

Asset Management
The Asset Management segment will build on its leading alternative capital franchise and leverage existing strengths to promote growth in traditional and alternative asset management. In traditional asset management, Credit Suisse will seek to grow European distribution, expand global product offerings, improve profitability in its US franchise and streamline its Asian presence. In alternative capital, Credit Suisse will build on a broad diversity of funds, focus increasingly on international markets, such as Asia, that display strong secular growth, spin out funds that could benefit from an independent platform and establish a new services platform for limited partners.

Private Banking

Overview
Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Private Banking, one of the world’s largest private banking organizations, with branches in Switzerland and numerous international locations, provides comprehensive wealth management products and services to high-net-worth individuals through a network of relationship managers and specialists and directly over the Internet.

At the end of 2005, Private Banking had approximately 600,000 Private Banking clients, of which each has a designated relationship manager as a primary point of contact. As of December 31, 2005, Private Banking had approximately 13,000 employees worldwide, which included approximately 2,800 relationship managers and financial advisors. As of that date, Private Banking had CHF 659.3 billion in assets under management.

Private Banking focuses on clear strategic market priorities:

– Private Banking Switzerland comprises the Swiss domestic market, international private clients from neighboring countries and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;

– Private Banking International comprises international private clients in Asia-Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, South Africa and Iberia. It includes the Global Private Banking Center in Singapore, as well as operations in Hong Kong, the Bahamas and Frye-Louis Capital Management, Inc. in Chicago. In addition, Private Banking International operates Credit Suisse Trust, which provides independent advice and delivers integrated wealth management solutions, and Credit Suisse Advisory Partners, which offers highly developed special financing, corporate advisory and family office services to ultra-high-net-worth individuals; and

– Private Banking Europe comprises onshore banking operations in the five largest European markets: Germany, Italy, the UK, France and Spain, and also JO Hambro Investment Management Limited in London.

The four independent private banks – Bank Leu, Clariden Bank, Bank Hofmann and BGP Banca di Gestione Patrimoniale – also provide private banking services.

Products and services
The Private Banking business offers customized solutions that address the full range of clients’ wealth management needs, including the supply of comprehensive financial advice for each phase of life, as well as addressing issues relating to clients’ non-liquid assets such as business and property interests.

In 2005, Private Banking further improved its “Private Banking Advisory Process” and started the roll-out to international locations. Using a structured approach, a client’s personal finances are analyzed and an investment strategy is prepared based on the client’s risk profile, service profile and level of “free assets” after dedicated assets are set aside to cover the client’s fixed and variable liabilities. In accordance with the Investment Committee’s guidelines, Private Banking’s investment professionals develop specific investment recommendations. The subsequent implementation and monitoring of the client’s portfolio are carried out by the relationship manager using an advanced financial tool, which is closely linked to Private Banking’s award-winning customer relationship management platform.

The core service of the Private Banking business is managing liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in a more active management approach to their portfolios, Private Banking offers dedicated investment consultants who continuously analyze market information to develop investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products, alternative investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to the bank. Private Banking offers a number of standardized portfolio management mandates linked to the client’s risk preferences and reference currency. Four types of mandates are offered: Classic, Funds & Alternative Investments, Total Return Strategy and Premium. Depending on the type of mandate, direct investments, investments in funds or investments in alternative products, are executed. Predefined investment strategies, such as capital preservation and growth or current return, and customized solutions that meet clients’ identified investment goals, are offered within the Premium mandate.

Private Banking remains at the forefront of product innovation and open product platforms. These capabilities allow Private Banking to offer tailor-made, client-specific solutions, which are diversified across a wide range of proprietary and third-party best-in-class products and services. In terms of product innovation, Private Banking’s structured investment products are intended to provide market-neutral investments with access to Credit Suisse’s own asset managers and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies that offer positive returns in economic climates in which traditional assets perform poorly. At the end of 2005, Private Banking offered mutual fund products covering approximately 2,500 funds from approximately 55 fund providers.

For financing needs, Private Banking offers two basic financing services, securities-backed financing and margin lending, which allow clients to borrow against their investment portfolios, and real estate financing of clients’ residential properties.

The advisory services of Private Banking comprise tax planning, pension planning and wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. The corporate advisory services of Private Banking are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking advisors provide valuation services and search for potential investors in the public and private markets. Private Banking also offers “Family Office” services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Marketing and distribution
Private Banking has a global franchise with a strong presence in Europe, Asia, Latin America and the Middle East. As of December 31, 2005, Private Banking served its clients through approximately 130 locations around the world, of which approximately 70 locations are in Switzerland (not including the locations of Bank Leu, Bank Hofmann, Clariden Bank and Banca di Gestione Patrimoniale).

In April 2005, a new branch was opened in Dubai. Credit Suisse is the first foreign bank to have been granted a license to offer full private banking services in the Dubai International Financial Centre. This branch offers onshore and offshore services and Sharia-compliant banking services. Further Private Banking offices opened in 2005 in Bangkok, St. Petersburg, Mumbai and Guangzhou and an investment management company in Indonesia was launched. Private Banking expects to establish a presence in Saudi Arabia by entering into a joint venture with experienced local partners in the Saudi Swiss Securities consortium.

Operating environment and competition

Operating environment
Private Banking expects reduced, but still significant, growth rates in the private banking market in the near future. Growth is expected to be higher in onshore than in offshore markets. This development is the result of greater political stability in many industrialized and newly industrialized countries, as well as the deregulation of local markets, tighter restrictions and ongoing pressure on traditional offshore locations. The positive trends affecting the private banking industry over the next several years are expected to include a growing demand for pension benefits, which can no longer be guaranteed through general social security. As a result, governments will increasingly encourage the accumulation of private wealth. In addition, entrepreneurs are using the services of private banks to diversify their assets, while, at the same time, the next generation is inheriting an increasing volume of wealth from the baby-boomer generation.

Competitive pressure in the financial services industry remains high. The need to invest in quality advice, product innovation and tools for front-office employees underlines this situation. In addition, the costs of doing business (for example, compliance, accounting, competition for talented employees) are increasing. Private Banking expects to achieve its main growth through acquisitions of relationship managers and other banks as well as through net new asset generation.

Competition
The private banking market is highly fragmented and consolidation is expected to proceed at a faster pace, especially in Switzerland. Private Banking’s competitors include major financial institutions with dedicated private banking activities such as UBS, HSBC and Citigroup, as well as domestic banks within their respective markets. In the ultra-high-net-worth individuals business, major competitors, such as US investment banks, are building upon their investment banking expertise and client relationships. In the Swiss market, the largest competitor is UBS, followed by a number of independent private banks, as well as retail banks providing private banking services.

Corporate & Retail Banking

Overview
Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Corporate & Retail Banking serves both corporate and retail clients through a multi-channel distribution approach.

As of December 31, 2005, Corporate & Retail Banking had approximately 1.7 million retail clients and approximately 100,000 corporate clients. As of that date, it had total loans of CHF 94.7 billion.

Corporate & Retail Banking includes the activities of Neue Aargauer Bank, a separately branded regional retail bank in the canton of Aargau, Switzerland.

Products and services
Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. Corporate & Retail Banking sells certain products, such as investment and insurance products, jointly with other Credit Suisse Group businesses.

The credit card business, run by Swisscard AECS, is a joint venture with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking and Private Banking sales channels, as well as through those of Swisscard AECS.

The Corporate & Retail Banking business offers sophisticated payment products tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined by the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2005, 82% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties and bank and client guarantees.

Marketing and distribution
As of December 31, 2005, Corporate & Retail Banking served its clients through 215 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand, primarily through its branch network and direct channels, including the Internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in more than 40 of the Corporate & Retail Banking branches. Large domestic corporate clients are served through two regional offices in Zurich and Lausanne, Switzerland.

Operating environment and competition

Operating environment
The Swiss corporate and retail banking industry is, to a significant extent, dependent on the overall economic development in Switzerland, where Corporate & Retail Banking expects growth in line with the development of the economy. Generally, Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a high demand for personal investment management. In recent years, the Swiss private mortgage business has developed positively, and this trend is expected to continue. The home ownership rate in Switzerland is still low at approximately 37%, thus offering further potential for mortgage business growth but likely at declining margins.

Competition
In the Swiss corporate and retail banking business, competition has increased considerably over the past few years, especially in the area of private mortgages, which is characterized by aggressive pricing by existing and new competitors. The need to invest heavily in quality advisory capabilities, product innovation and customized client solutions through an open architecture underlines this development. The largest competitor in the Swiss corporate and retail banking market is UBS. Other competitors include the cantonal banks, many of which have state guarantees, regional savings and loan institutions, and Raiffeisen and other cooperative banks.

Institutional Securities

Overview
Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Institutional Securities provides financial advisory and capital raising services, and sales and trading for users and suppliers of capital around the world. The operations of Institutional Securities include debt and equity underwriting and financial advisory services, and the equity and fixed income trading businesses.

For the year ended December 31, 2005, Institutional Securities ranked:

– First in US dollar value of global initial public offerings;

– First in Swiss franc-denominated international debt issuances;

– Second in US dollar volume as lead arranger of US institutional new money loans;

– Third in US dollar value of global high-yield debt underwriting;

– Fourth in US dollar value of global asset-backed financing;

– Fifth in US dollar volume as lead arranger of US leveraged loans;

– Sixth in US dollar value of global debt underwriting;

– Eighth in US dollar value of global equity and equity-linked underwriting;

– Eighth in global mergers and acquisitions advisory services in US dollar value of completed transactions; and

– Tenth in global mergers and acquisitions advisory services in US dollar value of announced transactions.

Products and services
Institutional Securities clients demand high-quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams.

The principal products and activities of Institutional Securities are:

Trading
– Commodities;

– Credit products, including investment-grade debt securities and credit derivatives;

– Equity securities and equity derivatives, including convertible bonds;

– Foreign exchange services including currency derivatives;

– Fund-linked products;

– Index arbitrage and other program-trading activities, including Advanced Execution Services;

– Interest rate products, including global government securities and interest rate derivatives;

– Leveraged finance, including high-yield and distressed debt and non-investment grade loans;

– Life insurance finance and risk solutions;

– Margin lending;

– Market making in securities and options;

– Matched book activities;

– Money market instruments;

– Prime services;

– Proprietary trading;

– Real estate activities, including financing real estate and real estate-related products, originating loans secured by commercial and residential properties, and servicing residential mortgage loans;

– Risk arbitrage in the equity securities of companies involved in publicly announced corporate transactions;

– Securities lending;

– Securities, futures and options clearing services;

– Structured products, including asset-backed securities, such as collateralized debt obligations and commercial and residential mortgage-backed securities, and mortgages; and

– Trading of syndicated, defaulted, distressed and other loans.

Investment Banking
– Mergers and acquisitions and other advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and

– Capital raising services, including equity and debt underwriting.

Other
Other products and activities of Institutional Securities that are not part of Trading or Investment Banking include lending, private equity investments that are not managed as part of Alternative Capital, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Global Investment Research
Institutional Securities provides in-depth research on companies and industries, macroeconomics and debt strategy globally. Core strengths include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Equity research also includes extensive data resources, analytical frameworks and methodologies that leverage a global platform and enable its analysts to customize their products for institutional customers. Fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Institutional Securities analysts’ in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the innovative web-based analytical tools and technology of Institutional Securities.

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

Institutional Securities is well positioned to benefit from a number of trends in the industry. As a leader in emerging markets, Institutional Securities is likely to benefit from the rapid growth and increasing importance of these markets. The growth of hedge funds and alternative investments is expected to continue to fuel growth in the prime brokerage services business, which has been recognized as a top provider to hedge funds. Institutional Securities, with its strengths in technology and its advanced execution services platform, is expected to benefit from the move towards electronic execution. Institutional Securities is also well positioned to benefit from the rise in residential and commercial mortgage-backed securitization activity. In addition, Institutional Securities is likely to continue to benefit from leveraging its leadership position in financial sponsor activity and leveraged finance, both of which are expected to gain greater importance in the market.

Competition
Institutional Securities faces intense global competition across each of its businesses. Institutional Securities competes with investment and commercial banks, broker-dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization. In addition, Institutional Securities faces continued competitive pressure to make loans or commit capital to clients.

Wealth & Asset Management

Overview
Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Wealth & Asset Management provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors. Wealth & Asset Management includes:

– The institutional asset management business, which offers a wide array of products, including fixed income, equity, balanced, liquidity and alternative products;

– Alternative Capital, which invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investment vehicles; and

– Private Client Services, a financial advisory business that serves high-net-worth individuals and corporate investors with a wide range of proprietary and third-party investment management products and services.

The institutional asset management business is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in the Americas, Asia-Pacific and Europe. With CHF 485.1 billion in assets under management at December 31, 2005, the institutional asset management business has investment capabilities in all major asset classes, including equity, fixed income and balanced products.

Alternative Capital invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investments.

Private Client Services serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 250 investment advisors and managed or advised clients on approximately CHF 75.3 billion in assets as of December 31, 2005.

Products and services
The following is a discussion of the key global products and services of Wealth & Asset Management and the businesses through which they are delivered.

Asset management and advisory services
The institutional asset management business offers its clients discretionary asset management services through segregated or pooled accounts. The investment policies of portfolio managers are generally focused on providing maximum return within the investor’s criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment practices. The advisory services of the institutional asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client’s securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring. Clients may choose from a wide array of products, including:

– Fixed income and equity products in local and global markets;

– Balanced products, comprising a mixed portfolio of fixed income and equity investments according to pre-defined risk parameters set by the customer or the investment guidelines of the fund;

– Alternative products, including hedge funds and hedge funds of funds, real estate and currency overlay; and

– Liquidity products, including money market products in multiple currencies.

Funds
The institutional asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the institutional asset management business offers domestic registered funds in the US, Switzerland, the UK, Germany, Italy, France, Poland, Japan and Australia.

The institutional asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Alternative Capital
Alternative Capital invests in, manages and provides capital raising and other services to, hedge funds, private equity funds and other alternative investment vehicles. Alternative Capital includes the private equity group, the private funds group and the capital markets group.

The private equity group manages a wide array of private equity funds including customized funds, equity funds, leveraged buyout funds, mezzanine funds, real estate funds, secondary funds and funds of funds. The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

The private funds group raises capital for hedge funds, private equity funds and real estate funds.

The capital markets group has direct hedge funds and invests in hedge funds of funds and leveraged loans and collateralized debt obligations.

Private Client Services
The Private Client Services business offers a range of services, including brokerage, hedging and sales of restricted securities, for high-net-worth and corporate investors. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts, fee-based asset management and alternative investments.

Operating environment and competition

Operating environment
The operating environment for asset management was generally favorable during the last year as world equity indices primarily posted gains. Surging markets in Europe, Asia and Latin America outperformed markets in the US, and interest rates remained low. Short-term interest rates in the US rose appreciably during the year, reflecting the Federal Reserve Board’s continued policy of tightening, but long-term rates were mostly unchanged from the prior year. The demographic profile of most developed countries suggests medium-term growth opportunities as aging populations seek to invest for retirement. Nevertheless, the continuing development of markets makes it increasingly difficult for active asset managers to outperform, and the regulatory environment for mutual funds remains difficult. The Group expects structured and alternative investments to continue to gain in importance.

Competition
Wealth & Asset Management faces competition primarily from retail and institutional fund managers. Passive investment strategies are gaining share at the expense of active managers as markets develop, and a larger share of new investment flows are being directed to a small number of fund managers. Competition for attractive alternative investments, including private equity investments, will likely remain intense and contribute to increasingly large private equity investments.

Life & Pensions

Overview
Effective January 1, 2006, Credit Suisse Group combined the Winterthur businesses into one segment consisting of life and pensions, non-life and other activities. The following discussion is based on the operational and management structure in place in 2005.

Life & Pensions offers a broad range of individual and group life insurance and pension products primarily in Switzerland, Germany, the UK, Belgium, Spain and the Netherlands. In addition, Life & Pensions has operations in Central and Eastern Europe (CEE), in particular in the Czech and Slovak Republics, Poland and Hungary, and in select Asian markets, such as Japan and Hong Kong. Life & Pensions focuses on retirement savings and pension solutions for individuals and enterprises. To complement this offering, it also provides insurance protection in case of death or disability, as well as investment products. Its products and services are designed to accommodate local market and distribution practices as well as the legal, regulatory and fiscal environment of its markets.

As of January 1, 2005, the Slovakian government introduced a system of mandatory occupational pension schemes to replace part of social security. By the end of 2005, Life & Pensions had achieved a leading market position.

In Poland, Life & Pensions concluded an agreement to acquire the pension fund Dom, subject to regulatory approval. As a result of this transaction, Winterthur will rank as the fifth largest provider in the Polish pension fund industry, both in terms of its number of clients and assets under management.

In 2005, Winterthur Life UK was voted “UK company of the year” by the financial advisor community, which is deemed to be the most prestigious award in the UK financial services industry.

Products and services
Life & Pensions offers retirement saving solutions based on voluntary contributions from employers or individuals, which benefit from tax advantages in most countries. In Switzerland and CEE, it also manages pension solutions based on mandatory contributions from employees and employers. Life & Pensions offers a range of investment products to complement its business.

Savings products are offered as traditional or unit-linked products. In the case of traditional products, the insurer invests the premiums in a range of assets, including fixed income and equity securities and real estate, and bears the investment risk. Most of these products offer the beneficiaries a bonus in addition to the guaranteed benefits, i.e., a share of the insurer’s surplus investment results. In the case of unit-linked insurance products and pension funds, the investment risk is fully or partially borne by the policyholder. The return on these products is directly linked to the performance of the underlying investments. Retirement benefits consist of a payout of accumulated capital or of annuities providing lifelong income.

Life and disability products are offered in combination with retirement solutions as well as on a stand-alone basis. Life products cover cash payouts in case of death and widow and orphan pensions. Permanent disability benefits consist of lump sum payments, disability income and the waiver of premiums.

In 2005, premiums for traditional products, consisting of traditional saving products and life and disability insurance, represented 69% of total business volume. Contributions for unit-linked products represented the remaining 31%.

Marketing and distribution
Life & Pensions’ products are distributed through a range of different distribution channels, including tied or exclusive agents, brokers, banks and direct channels such as call centers and the Internet. In 2005, 33% of Life & Pensions’ total business volume was derived from tied agents and key account managers, 39% from brokers, 4% from banks, including Credit Suisse, and the remaining 24% from other channels.

Within its home market of Switzerland, the majority of Life & Pensions’ total business volume consists of insurance solutions for collective pension foundations (group life business). In Germany, Life & Pensions principally sells defined benefit retirement saving and pension products.

Market Group International – Europe comprises Life & Pensions’ activities in Spain, Benelux, the UK and CEE. In Spain and Benelux, Life & Pensions offers traditional collective pension solutions as well as pension funds and investment products for individuals. In the UK, Life & Pensions specializes in tailor-made personal pension schemes for affluent individuals. In CEE, where Life & Pensions is a market leader in the pension fund business in the Czech and Slovak Republics, it predominantly manages pension funds and provides unit-linked products.

Market Group International – Overseas comprises Life & Pensions’ operations in Asia, where it mainly provides unit-linked retirement savings pension solutions.

Operating environment and competition

Operating environment
Life & Pensions’ operating environment remains challenging. Declining financial returns from lower yielding reinvestments affect both operating results and customer demand for life and pension products, particularly those with a strong savings component. However, the impact of an aging population and the increasing inability of governments to finance pensions and retirement benefits are increasingly likely to provide opportunities for private pension providers in many of the countries where Life & Pensions operates. As the private sector increases its role in pension and retirement benefits, customers and regulators are demanding greater transparency regarding the design, pricing and costs of products as well as more protection for individual customers. These trends may impose extra reporting, training and distribution costs. Following significant losses in the insurance industry in previous years, there is strong pressure from regulators, customers, rating agencies and shareholders for companies to have adequate capitalization, while still improving returns on equity. Regulators are increasing their efforts to develop more detailed and responsive capital models, which are likely to result in increased capital requirements and different approaches to setting the appropriate level of capital required to operate insurance businesses.

Competition
As a result of the pressures outlined above, competition remains intense in the insurance industry. Insurers with advanced asset/liability, investment and capital management techniques and functions, good underwriting and claims management systems and processes and strong levels of capital, are likely to compete most successfully in the current environment. Life & Pensions’ biggest competitor in Switzerland is Swiss Life. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to certain domestic insurers.

Non-Life

Overview
Effective January 1, 2006, Credit Suisse Group combined the Winterthur businesses into one segment consisting of life and pensions, non-life and other activities. The following discussion is based on the operational and management structure in place in 2005.

Non-Life provides motor, health and accident, liability and property insurance for private clients and small and medium-sized companies. It aims to offer standardized products with sophisticated pricing, as well as a high level of customer service. Non-Life operates in Switzerland, Germany, Spain, Belgium, the Netherlands and the US.

On December 5, 2005, the Independent Actuary reached a final conclusion in the dispute between XL Insurance and Winterthur over the seasoned net reserve amount (SNRA) relating to the 2001 sale of Winterthur International. According to the report released by the Independent Actuary, the estimates presented by Winterthur came closer to the amounts determined by the Independent Actuary both for the SNRA and for the seasoned net premiums receivables (SNPR) received from XL. Accordingly, Winterthur’s estimates, already provided for in the Winterthur accounts, became the final and relevant SNRA and SNPR.

The Group announced in 2005 the divestiture of its Canadian business, Winterthur Canada Financial Corporation and its wholly owned subsidiary, the Citadel General Assurance Company, to AXA Canada, a wholly owned subsidiary of AXA, S.A. The transaction closed in the first quarter of 2006. The divestiture marks the completion of Non-Life’s withdrawal from the Canadian market and underlines its strategic aim of further optimizing its business portfolio.

Products and services
Motor insurance products offered by Non-Life include vehicle, third party liability and passenger accident insurance. Motor insurance contributed approximately 34% to total gross premiums written in 2005.

Non-Life accident and health insurance products cover medical expenses, death benefits and short-term and permanent disability income. In 2005, the accident and health business contributed approximately 34% to total gross premiums written.

Non-Life’s liability business provides a wide range of personal and commercial liability insurance products, covering activities, premises, operations, professional activities and environmental liability. In 2005, general liability products contributed approximately 10% to total gross premiums written.

Non-Life’s property and other insurance products include building insurance covering damage from fire, flood and weather-related incidents. It also writes business interruption, credit, surety, marine and legal protection insurance. In 2005, property and other insurance contributed approximately 22% to total gross premiums written.

Marketing and distribution
Non-Life’s products are distributed through a range of different distribution channels, including tied or exclusive agents, brokers and other channels (such as banks, call centers and the Internet). In 2005, approximately 49% of Non-Life’s gross premiums written was derived from tied agents and key account managers, approximately 47% from brokers and approximately 4% from other channels.

Within its home market of Switzerland, Non-Life is an all-line non-life carrier with an extensive service network. Its main lines of business in this market are motor and accident and health insurance.

In Germany, the non-life operations have a particular focus on health insurance. In Market Group International – Europe, which includes the Non-Life operations in Spain, Belgium and the Netherlands, the main line of business is motor insurance. Within Market Group International – Overseas, Non-Life operates its US non-life business with a focus on small and medium-sized enterprises through two regional insurance brands.

Operating environment and competition

Operating environment
Over the last few years, the non-life insurance market had been characterized by strong tariff increases to compensate for poor underwriting results and weak investment performance. However, these increases are slowing down or reversing as the business cycle changes and competitors seek increased market share through price cuts. Following significant losses in the insurance industry in previous years, there is strong pressure from regulators, customers, rating agencies and shareholders for companies to have adequate capitalization, while still improving returns on equity. Regulators are increasing their efforts to develop more detailed and responsive capital models, which are likely to result in increased capital requirements and different approaches to setting the appropriate level of capital required to operate insurance businesses.

Competition
As a result of the pressures outlined above, competition remains intense in the insurance industry. Insurers with advanced asset/liability, investment and capital management techniques and functions, good underwriting and claims management systems and processes and strong levels of capital, are likely to be those that can compete most successfully in the current environment. Non-Life’s biggest competitor in Switzerland is Zurich Financial Services. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to certain domestic insurers.

Operating and financial review

Overview

Factors affecting results of operations
In 2005, the banking segments generally profited from an increase in client activity that commenced in the second quarter and extended through the third quarter when the usual seasonal slowdown failed to materialize. The market environment at the end of 2005 was generally favorable but more challenging than the previous quarters. The insurance segments continued to be challenged by the sustained low interest rate environment despite the recent interest rate increases.

The broad US equity markets recorded gains of approximately 5% in 2005, with a significant part of the increase driven by gains in the value of medium-size companies and good corporate results in the energy sector. In Europe, the Swiss Market Index increased 33% in 2005 and the other main European equity markets recorded increases of between 15% and 30%, driven significantly by gains in the value of companies in the oil and mining sectors. These gains were recorded despite sluggish economic growth, the French and Dutch rejection of the European Union constitution and the uncertainty generated during the election of the new German Chancellor. Asia continued to benefit from strong growth, with equity markets in Japan, South Korea and India posting gains of more than 40%.

The US Federal Reserve continued to increase short-term interest rates throughout 2005 to 4.25% in December 2005. The yield curve continued to flatten throughout the year, ending 2005 inverted, with long-term interest rates falling below short-term rates. Despite worries about Europe’s fragile economic recovery, during the fourth quarter of 2005 the European Central Bank raised its benchmark interest rate for the first time in five years, motivated by inflation fears. The Bank of England reduced its benchmark rate once during 2005 while the Bank of Japan kept its rates stable throughout the year. The US dollar strengthened relative to the Swiss franc in 2005, gaining approximately 16% by the end of the year.

The global credit environment remained favorable for lenders, with a corresponding positive impact on the Group’s provision for credit losses.

Industry activity in global mergers and acquisitions during 2005 was at record highs with strong contributions from the US, Europe and Asia. This increase had a corresponding positive effect on the Group’s investment banking revenues.

Credit Suisse Group structure
Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Credit Suisse Group management
For a discussion of changes in the Group’s management during 2005, refer to Corporate governance.

Summary of Group results

Credit Suisse Group recorded net income of CHF 5,850 million in 2005 compared to CHF 5,628 million in 2004, an increase of CHF 222 million, or 4%, which included a non-cash charge in 2005 of CHF 421 million after tax relating to a change in the Group’s accounting for share-based awards as well as a CHF 624 million charge, after tax, in Institutional Securities in 2005 to increase the reserve for certain private litigation matters. The Group’s banking business benefited from high levels of client activity during the year, with increased net income in Private Banking, Corporate & Retail Banking and Wealth & Asset Management, partially offset by a decrease in Institutional Securities. The insurance business made good progress in 2005 with increased net income in Non-Life and a 6% decline in Life & Pensions, reflecting in part changes in actuarial models and assumptions. Net revenues in 2005 increased to CHF 60,632 million, a 10% increase compared to 2004. Total operating expenses increased 14% to CHF 27,954 million, and there was a net release in credit provisions of CHF 140 million reflecting the continued positive credit environment for lenders.

In 2004, a mixed market environment, a weakening US dollar, higher commodity prices and geopolitical issues affected all businesses. Although the markets regained some momentum towards the end of the year, volatility remained low relative to historical norms. However, the businesses responded well to the changing environment and the Group reported net income of CHF 5,628 million compared to CHF 770 million in 2003, with particularly strong results in Private Banking, Corporate & Retail Banking and Life & Pensions, and improvements in Institutional Securities and Wealth & Asset Management. The Group made a number of divestitures during the course of 2004, including the disposal of a minority holding in Warburg Pincus and a number of disposals by Winterthur.

In 2003, the Group focused on efficiency and on returning its core businesses to profitability, maintaining leading positions in key markets and building its client franchise. The Group made a number of divestitures, most significantly at Winterthur, with the sale of Republic Financial Services in the US, Churchill Insurance Group in the UK and Winterthur’s operations in Italy. The sale of Pershing, the Group’s clearing and execution platform, was also completed. Market and economic conditions generally improved from 2002, but remained challenging and very competitive and the Group reported net income of CHF 770 million.

Credit Suisse Group

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005 and should be read in conjunction with the consolidated financial statements and the related notes.

The following table presents the Group's consolidated statements of income:
Year ended December 31, in CHF m	2005	2004	2003

Interest and dividend income	40,928	30,953	28,341
Interest expense	(29,335)	(19,006)	(16,637)

Net interest income	11,593	11,947	11,704

Commissions and fees	14,617	13,577	12,917
Trading revenues	7,507	4,559	3,528
Realized gains/(losses) from investment securities, net	1,489	1,143	1,527
Insurance net premiums earned	20,970	20,580	21,443
Other revenues	4,456	3,333	1,396

Total noninterest revenues	49,039	43,192	40,811

Net revenues	60,632	55,139	52,515

Policyholder benefits, claims and dividends	23,569	22,295	24,184
Provision for credit losses	(140)	78	600

Total benefits, claims and credit losses	23,429	22,373	24,784

Insurance underwriting, acquisition and administration expenses	4,307	4,103	4,419
Banking compensation and benefits	13,971	11,951	11,042
Other expenses	9,672	8,395	8,949
Goodwill impairment	0	0	1,510
Restructuring charges	4	85	135

Total operating expenses	27,954	24,534	26,055

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	9,249	8,232	1,676

Income tax expense/(benefit)	1,356	1,421	(11)
Dividends on preferred securities for consolidated entities	0	0	133
Minority interests	2,030	1,127	(31)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5,863	5,684	1,585

Income/(loss) from discontinued operations, net of tax	(27)	(50)	(256)
Extraordinary items, net of tax	0	0	7
Cumulative effect of accounting changes, net of tax	14	(6)	(566)

Net income	5,850	5,628	770

Year ended December 31, 2005 compared to year ended December 31, 2004

Net revenues
The Group reported net revenues of CHF 60,632 million in 2005, an increase of CHF 5,493 million, or 10%, compared to 2004.

Net interest income, which includes dividend income, was CHF 11,593 million in 2005, compared to CHF 11,947 million in 2004, a decrease of CHF 354 million, or 3%, due mainly to an increase in interest expense in Institutional Securities as a result of higher short-term borrowing costs and higher financing liabilities. This was partially offset by increases in the insurance segments of CHF 256 million due to lower interest expense and increased dividend receipts as corporations declared generally higher dividends in line with economic improvements.

Commissions and fees were CHF 14,617 million in 2005 compared to CHF 13,577 million in 2004, an increase of CHF 1,040 million, or 8%. This increase was generated largely by higher asset-based commissions and brokerage volumes in Private Banking and increased investment banking revenues in Institutional Securities. In addition, higher placement fees and management fees in Wealth & Asset Management and increased brokerage volumes in Corporate & Retail Banking contributed to the increase.

Trading revenues for 2005 increased CHF 2,948 million, or 65%, to CHF 7,507 million, with all banking segments recording increases, the largest of which were in Institutional Securities and Private Banking. The increase in Institutional Securities was driven by increases in both fixed income and equity trading results, while the increase in Private Banking was driven by client foreign exchange trading and higher revenues from trading execution, both related to higher client transaction volume. In addition, Life & Pensions recorded trading revenues of CHF 1,644 million, an increase of CHF 784 million, or 91%, compared to 2004, primarily reflecting the market appreciation of the underlying assets backing unit-linked products, which is credited to policyholder account balances.

Net realized gains/(losses) from investment securities was CHF 1,489 million in 2005, an increase of CHF 346 million, or 30%, compared to 2004, primarily due to higher net realized gains on equity securities in Life & Pensions.

Insurance net premiums earned in 2005 increased CHF 390 million, or 2%, to CHF 20,970 million driven primarily by solid growth in gross premiums in Life & Pensions in Germany, Spain and the Swiss group life business. In Non-Life, insurance net premiums earned were largely unchanged with organic growth and tariff increases in Switzerland and Spain, offset by selective underwriting in the US and Germany.

Other revenues in 2005 were CHF 4,456 million compared to CHF 3,333 million in 2004, an increase of CHF 1,123 million, or 34%, due primarily to higher other revenues in Wealth & Asset Management and Institutional Securities arising from the consolidation of certain private equity funds, as discussed below under Minority interests. This was partially offset by a decrease in the insurance segments due mainly to lower realized gains on other invested assets, including real estate, and increased asset management expenses.

Total benefits, claims and credit losses
The Group recorded policyholder benefits, claims and dividends of CHF 23,569 million in 2005, compared to CHF 22,295 million in 2004, an increase of CHF 1,274 million, or 6%. This was due mainly to an increase in investment income credited to policyholder account balances in Life & Pensions. In addition, the increase reflects policyholder participation in improved profitability in both insurance segments.

The Group reported a net release of provisions for credit losses of CHF 140 million in 2005 compared to a net increase in provisions for credit losses of CHF 78 million in 2004. These releases largely reflected a favorable credit environment for lenders in 2005.

Total operating expenses
The Group reported total operating expenses of CHF 27,954 million in 2005 compared to CHF 24,534 million in 2004, an increase of CHF 3,420 million, or 14%. This included a charge of CHF 960 million (USD 750 million) before tax in Institutional Securities to increase the reserve for certain private litigation matters. Excluding the impact of the litigation charge, total operating expenses increased CHF 2,460 million, or 10%, mainly reflecting an increase in banking compensation and benefits. Corporate Center total operating expenses included costs relating to the integration of the banking businesses of CHF 128 million in 2005.

The Group reported insurance underwriting, acquisition and administration expenses of CHF 4,307 million in 2005, an increase of CHF 204 million, or 5%, compared to 2004, primarily reflecting the negative effect of changes in actuarial assumptions and models in Life & Pensions in the third quarter of 2005.

Banking compensation and benefits in 2005 was CHF 13,971 million compared to CHF 11,951 million in 2004, an increase of CHF 2,020 million, or 17%, which reflected increases in all banking segments primarily due to higher performance-related compensation in line with the improved results. In addition, the increase reflected the impact of Private Banking’s front office recruitment as part of its ongoing strategic investments in growth markets. Both Institutional Securities and Wealth & Asset Management maintained a disciplined approach to compensation expenses, with a combined compensation to revenue ratio (excluding minority interest revenues) of 51.9%, compared to 53.1% in 2004. Banking compensation and benefits in 2005 was also specifically impacted by a CHF 630 million charge relating to a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. See Further guidance on accounting for share-based awards.

Other expenses in 2005 were CHF 9,672 million compared to CHF 8,395 million in 2004, an increase of CHF 1,277 million, or 15%, due mainly to the impact of a charge of CHF 960 million in Institutional Securities to increase the reserve for certain private litigation matters. In addition, the increase reflected higher commissions in Institutional Securities and higher professional fees in both Institutional Securities and Wealth & Asset Management. Other expenses in 2004 included a charge relating to the sale of Winterthur International of CHF 321 million.

Income tax expense
The Group recorded income tax expense of CHF 1,356 million in 2005 compared to CHF 1,421 million in 2004, a decrease of CHF 65 million, or 5%. Income tax expense in Institutional Securities was positively impacted by the increase in the reserve for certain private litigation matters, the release of tax contingency accruals of CHF 131 million due to the favorable settlement of certain tax audits and a decrease in the effective tax rate as a result of changes in the geographic mix of taxable income. In addition, the insurance segments recorded a combined release in the valuation allowance on deferred tax assets primarily in relation to tax loss carry-forwards created in prior years of CHF 162 million compared to a combined release of CHF 131 million in 2004. These releases reflect management’s expectation of improved future taxable earnings. Life & Pensions income tax expense also included a CHF 22 million charge related to the completion of a tax audit with respect to an entity divested in 2002.

Income tax expense in 2005 was impacted by a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. This resulted in a decrease in income tax expense of CHF 209 million. See Further guidance on accounting for share-based awards.

The Group tax rate reflected non-taxable income of CHF 2,042 million relating to income arising on investments that are required to be consolidated under accounting rules, primarily Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R), which lowered the Group’s effective tax rate.

Due to the factors discussed above the Group’s effective tax rate in 2005 was 15% compared to the Swiss statutory rate of 22%. The effective tax rate is not indicative of the Group’s future income tax rate.

Minority interests
Net revenues and operating expenses include the consolidation of certain entities and private equity funds primarily in accordance with FIN 46R. The consolidation of these entities does not impact net income as the amounts recorded in net revenues and expenses are offset by equivalent amounts recorded in minority interests.

Minority interests were CHF 2,030 million in 2005 compared to CHF 1,127 million in 2004, an increase of CHF 903 million, or 80%, due to increased investment-related gains in these funds.

Net new assets and assets under management
The Group reported net new assets of CHF 58.4 billion in 2005 compared to CHF 32.9 billion in 2004, an increase of CHF 25.5 billion, or 78%. Private Banking reported net new asset inflows of CHF 42.7 billion in 2005, with continued healthy inflows from Asia and the European onshore markets. Wealth & Asset Management recorded net new assets of CHF 12.5 billion in 2005, primarily reflecting inflows in Private Client Services and Alternative Capital.

The following table sets forth details of assets under management and client assets:
December 31, in CHF bn	2005	2004	2003

Private Banking
Assets under management	659.3	539.1	511.3
Client assets	698.4	569.4	541.0

Corporate & Retail Banking
Assets under management	57.8	53.9	53.6
Client assets	122.0	102.1	95.2

Institutional Securities
Assets under management	14.5	15.2	12.9
Client assets	69.6	95.1	84.6

Wealth & Asset Management
Assets under management	599.4	472.9	464.1
Client assets	617.0	488.9	482.1

Life & Pensions
Assets under management	126.0	115.5	113.8
Client assets	126.0	115.5	113.8

Non-Life
Assets under management	27.3	24.1	25.4
Client assets	27.3	24.1	25.4

Credit Suisse Group
Discretionary assets under management	742.5	595.8	585.9
Advisory assets under management	741.8	624.9	595.2

Total assets under management	1,484.3	1,220.7	1,181.1

Total client assets	1,660.3	1,395.1	1,342.1

The following table sets forth details of net new assets:
Years ended December 31, in CHF bn	2005	2004	2003

Private Banking	42.7	26.4	17.9
Corporate & Retail Banking	2.0	1.4	0.7
Institutional Securities	(2.0)	1.6	1.5
Wealth & Asset Management 1)	12.5	2.3	(14.8)
Life & Pensions	3.2	1.2	(0.3)

Credit Suisse Group	58.4	32.9	5.0

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results, in which such assets are included.

As of December 31, 2005, the Group’s total assets under management amounted to CHF 1,484.3 billion, an increase of CHF 263.6 billion, or 21.6%, compared to December 31, 2004. Assets under management in Private Banking amounted to CHF 659.3 billion at the end of 2005, up CHF 120.2 billion, or 22.3%, from the end of 2004. The main drivers of this growth were strong net new asset inflows, higher equity markets and foreign exchange movements. In addition, assets under management in Wealth & Asset Management increased CHF 126.5 billion, or 26.7%, to CHF 599.4 billion, which was attributable to net asset inflows, market performance gains, foreign exchange movements and CHF 42.3 billion relating to an internal transfer of a cash management business from the Institutional Securities prime services business to Credit Suisse Asset Management. This was partially offset by the spin-out of certain funds in Alternative Capital during the year.

Further guidance on accounting for share-based awards
The Group early adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R) as of January 1, 2005. In a December 2005 speech, the SEC staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. Based on a review of relevant share-based awards granted during 2005, the Group had previously concluded that the most appropriate service period to be used for expensing those awards is the vesting period. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflects the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that range from three to five years.

The impact was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represented the recognition of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. See note 2 of the Notes to the consolidated financial statements.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expenses over the period from grant date to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net revenues
The Group reported net revenues of CHF 55,139 million in 2004, an increase of CHF 2,624 million, or 5%, compared to 2003.

Net interest income was CHF 11,947 million in 2004, an increase of CHF 243 million, or 2%, compared to 2003. Increased lending volumes resulted in higher net interest income in Private Banking, while a decrease in Corporate & Retail Banking was due to a greater volume of interest rate derivatives qualifying for hedge accounting during 2004. Net interest income in Institutional Securities also declined, mainly due to increased interest expenses as a result of higher short-term interest rates.

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

Insurance net premiums earned decreased CHF 863 million, or 4%, to CHF 20,580 million, due mainly to a decrease in gross premiums written in Life & Pensions of CHF 1,196 million, or 10%. The primary driver behind this decline was a decrease in the Swiss group life business due to selective underwriting. This decrease was partially offset by an increase in gross premiums written in Non-Life, primarily reflecting tariff increases and the transfer of the non-mandatory part of the Swiss health insurance business to a consolidated entity.

Other revenues were CHF 3,333 million compared to CHF 1,396 million in the previous year, mainly reflecting the impact of entities consolidated primarily in accordance with FIN 46R in the Wealth & Asset Management segment. This increase however, had no impact on net income as offsetting minority interests were recorded. In addition, other revenues in Life & Pensions increased, due mainly to favorable deposit premium growth relating to new business in the UK and Asia. This was partially offset by a loss in the Corporate Center of CHF 157 million before tax on the sale of a 19.9% stake in the private equity activities of Warburg Pincus.

Total benefits, claims and credit losses
Policyholder benefits, claims and dividends decreased by 8%, or CHF 1,889 million, to CHF 22,295 million, due to a decrease in benefits and policyholder dividends in the Life & Pensions segment. This decrease in benefits was primarily driven by lower premium income, which resulted in a lower charge in provisions for future benefits. The change in policyholder dividends was due to lower provisions for future dividends to policyholders of CHF 501 million, driven largely by a change in German tax laws in 2003.

Provisions for credit losses continued to be positively impacted by the generally favorable credit environment throughout 2004. The Group reported a provision for credit losses of CHF 78 million in 2004, a decrease of CHF 522 million, or 87%, compared to 2003. This included a significant release in the Institutional Securities segment, due mainly to a recovery related to the sale of an impaired loan.

Total operating expenses
The Group reported total operating expenses of CHF 24,534 million for 2004, a decrease of CHF 1,521 million, or 6%, compared to 2003. The decrease was due mainly to a 2003 goodwill impairment of CHF 1,510 million in the Life & Pensions segment.

Insurance underwriting, acquisition and administration expenses of CHF 4,103 million decreased by CHF 316 million, or 7%, due primarily to lower charges in 2004 as a result of additional write-downs of deferred acquisition costs and present value of future profits in Life & Pensions in 2003. In addition, administration expenses in both insurance segments decreased, reflecting further cost savings.

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

Income tax expense
The Group recorded income tax expense of CHF 1,421 million compared to an income tax benefit of CHF 11 million in 2003, reflecting the Group’s improved results in 2004. Additionally, the increase was impacted by tax benefits recorded in 2003 in the insurance segments as a result of a tax law change in Germany. In 2003, Life & Pensions recorded a tax benefit of CHF 658 million and Non-Life recorded a tax benefit of CHF 124 million. Life & Pensions and Non-Life recorded benefits of CHF 72 million and CHF 59 million in 2004, respectively, due to the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years.

The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million in Institutional Securities, following the favorable resolution of matters with local tax authorities during the year.

The Group tax expense reflected non-taxable income of CHF 1,072 million relating to investments that were consolidated primarily under FIN 46R, which lowered the Group’s effective tax rate.

The Group tax rate benefited from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters in Private Banking.

Due largely to the items identified above, the Group’s effective tax rate in 2004 was 17%, compared to the Swiss statutory rate of 25%. The effective tax rate is not indicative of the Group’s future income tax rate.

Loss contingencies
In 2004 a pre-tax charge of CHF 321 million was recorded in other expenses relating to the sale of Winterthur International. For additional information relating to contingencies involving this sale, see notes 34 and 42 of the Notes to the consolidated financial statements.

Net new assets and assets under management
The Group reported net new assets of CHF 32.9 billion in 2004, compared to CHF 5.0 billion in 2003, with healthy inflows recorded in all regions. Private Banking reported net new assets of CHF 26.4 billion in 2004, an increase of 47.5% compared to 2003.

As of December 31, 2004, the Group’s total assets under management amounted to CHF 1,220.7 billion, an increase of 3.4% compared to December 31, 2003, with Private Banking reporting an increase in assets under management of CHF 27.8 billion.

Private Banking

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004
Private Banking reported net income of CHF 2,647 million in 2005, up CHF 174 million, or 7%, compared to 2004. The increase in net income primarily reflected improved commissions and fees and trading revenues, partly offset by higher compensation and benefits.

As part of its growth in strategic key markets, Private Banking expanded its business during 2005 in strategic areas such as the Middle East, Asia and Russia. Private Banking opened a new representative office in Bangkok, Thailand to serve as a point of contact for international clients and established a new branch in Dubai, United Arab Emirates. Private Banking opened new representative offices in Guangzhou, China and St. Petersburg, Russia and a new financial consultancy and advisory office in Mumbai, India. In 2006, Private Banking intends to establish a presence in Riyadh, Saudi Arabia and enter into a joint venture with experienced local partners in the Saudi Swiss Securities consortium.

The following table presents the results of the Private Banking segment:
Year ended December 31, in CHF m	2005	2004	2003

Net interest income	1,889	1,932	1,525

Commissions and fees	5,054	4,732	4,274
Trading revenues including realized gains/(losses) from investment securities, net	718	374	507
Other revenues	68	132	193

Total noninterest revenues	5,840	5,238	4,974

Net revenues	7,729	7,170	6,499

Provision for credit losses	25	(6)	12

Compensation and benefits	2,373	2,095	2,051
Other expenses	2,058	2,050	1,942
Restructuring charges	0	(2)	12

Total operating expenses	4,431	4,143	4,005

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,273	3,033	2,482

Income tax expense	595	541	532
Minority interests	31	19	15

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,647	2,473	1,935

Income/(loss) from discontinued operations, net of tax	0	0	1
Extraordinary items, net of tax	0	0	7
Cumulative effect of accounting changes, net of tax	0	0	(7)

Net income	2,647	2,473	1,936

The following table presents key information of the Private Banking segment:
Year ended December 31	2005	2004	2003

Cost/income ratio	57.3%	57.8%	61.6%

Gross margin	129.2 bp	133.7 bp	133.3 bp
of which asset-driven	79.1 bp	81.9 bp	77.2 bp
of which transaction-driven	45.6 bp	45.0 bp	45.5 bp
of which other	4.5 bp	6.8 bp	10.6 bp
Net margin	44.8 bp	46.5 bp	40.0 bp

Net new assets in CHF bn	42.7	26.4	17.9

Average allocated capital in CHF m	3,808	3,331	2,973

The following table outlines selected balance sheet and other data of the Private Banking segment:
December 31	2005	2004	2003

Assets under management in CHF bn	659.3	539.1	511.3

Total assets in CHF bn	233.8	188.7	174.9

Number of employees (full-time equivalents)	13,077	12,342	11,850

Net revenues were CHF 7,729 million in 2005, an increase of CHF 559 million, or 8%. This improvement was mainly driven by higher commissions and fees, reflecting the increase in assets under management and higher brokerage volumes. Trading revenues increased CHF 344 million, or 92%, primarily due to improved revenues from foreign exchange trading and trading execution, both related to higher client transaction volume.

Private Banking recorded a provision for credit losses of CHF 25 million in 2005 compared to a net release of CHF 6 million in 2004. The provision for credit losses was primarily related to a single exposure.

Total operating expenses were CHF 4,431 million in 2005, an increase of CHF 288 million, or 7%, compared to 2004. This increase was mainly due to higher compensation and benefits, which reflected higher performance-related compensation, in line with higher pre-tax income, and ongoing strategic investments in growth markets, including front-office recruitment. For 2005, Private Banking recorded a cost/income ratio of 57.3%, 0.5 percentage points below 2004, primarily reflecting higher revenues.

Private Banking’s effective tax rate in 2005 amounted to 18%, benefiting from dividend income with a reduced tax rate and a favorable geographic mix of taxable income.

The gross margin for 2005 was 129.2 basis points, generally in line with Private Banking’s mid-term target of 130 basis points. Compared to 2004, the gross margin decreased 4.5 basis points, mainly related to lower net interest income, whereas the average assets under management increased significantly. The decrease in gross margin further reflected the temporary dilution effect from the strong growth in net new assets during the year. The margin on newly acquired assets is expected to increase over the following 18-24 months as client relationships fully develop.

Assets under management were CHF 659.3 billion as of December 31, 2005, an increase of CHF 120.2 billion, or 22%, compared to December 2004. The main drivers of this growth were strong net new asset inflows of CHF 42.7 billion, the impact of favorable foreign exchange rate fluctuations and higher equity valuations. The net asset inflows represented an annual growth rate of 7.9%, substantially exceeding both the growth rate of 5.2% in 2004 and the mid-term target of 5.0%. Private Banking continued to achieve healthy net new asset inflows from strategic key markets in Asia and the European onshore business, recording double-digit growth rates.

Year ended December 31, 2004 compared to year ended December 31, 2003
Private Banking reported net income of CHF 2,473 million in 2004, up CHF 537 million, or 28%, compared to 2003. Net revenues increased CHF 671 million, or 10%, to CHF 7,170 million in 2004. This increase in net revenues was driven mainly by higher net interest income as a result of increased lending volumes and higher dividend income. The year 2004 also benefited from the increase in assets under management, generating higher asset-based commissions. In addition, commissions and fees increased as a result of higher transaction-related commissions such as brokerage and product issuing fees.

Provision for credit losses declined CHF 18 million to a net recovery of CHF 6 million in 2004, reflecting a favorable credit environment.

Total operating expenses amounted to CHF 4,143 million in 2004, up CHF 138 million, or 3%, compared to 2003. This increase in total operating expenses was driven mainly by higher commission expenses – related to increased commission income – and a rise in performance-related compensation reflecting higher pre-tax income. Higher expenses attributable to the targeted expansion of Private Banking’s distribution capabilities, particularly in its international operations, were more than offset by ongoing cost containment and efficiency improvements. Private Banking recorded a cost/income ratio of 57.8% for 2004, down 3.8 percentage points compared to 2003.

Private Banking’s income tax rate in 2004 amounted to 18% compared to 21% in 2003, benefiting from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters.

Private Banking reported net new assets of CHF 26.4 billion for 2004, an annual growth rate of 5.2%, exceeding the mid-term target of 5.0%. Private Banking continued to achieve healthy inflows from Asia and the European onshore market, recording double-digit growth rates. In 2004, the gross margin on average assets under management amounted to 133.7 basis points, virtually unchanged from the high level in 2003. The gross margin in 2004 also reflected an increase in its asset-driven component, due mainly to higher lending volumes and higher portfolio management fees. Assets under management amounted to CHF 539.1 billion at the end of 2004, up CHF 27.8 billion, or 5.4%, from the end of 2003. Assets under management in 2004 were positively impacted by the net new asset inflows and stronger equity and bond markets, nearly offset by foreign exchange impacts, especially as a result of the weakening of the US dollar.

Corporate & Retail Banking

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004
Corporate & Retail Banking reported a 19% increase in net income to CHF 1,069 million, a record result. This increase primarily reflected generally stable net revenues in 2005 compared to 2004 and net releases of provisions in 2005 compared to net provisions for credit losses in 2004.

Net revenues for 2005 were CHF 3,458 million, an increase of CHF 110 million, or 3%, compared to 2004, reflecting strong increases in commissions and fees from increased brokerage volumes and increased trading revenues, mainly due to the positive impact of changes in the fair value of interest rate derivatives. Net interest income remained stable as an increase in lending volume was offset by pressure on margins as a result of the low interest rate environment.

For 2005, net releases of provisions for credit losses of CHF 96 million were recorded compared to net provisions of CHF 122 million in 2004. The release of provisions reflected the favorable credit environment for lenders in 2005. Total impaired loans declined from CHF 3.7 billion at December 31, 2004 to CHF 2.5 billion at December 31, 2005.

For 2005, total operating expenses increased CHF 135 million, or 7%, compared to 2004, primarily due to higher performance-related compensation in line with higher pre-tax income.

Corporate & Retail Banking achieved a strong return on average allocated capital of 20.7% in 2005, an improvement of 2.7 percentage points compared to 2004, and well above the mid-term target of 15%.

The cost/income ratio for 2005 was 63.2%, 1.9 percentage points higher than in 2004, primarily reflecting increased compensation and benefits.

The following table presents the results of the Corporate & Retail Banking segment:
Year ended December 31, in CHF m	2005	2004	2003

Net interest income	2,078	2,069	2,311

Commissions and fees	889	823	714
Trading revenues including realized gains/(losses) from investment securities, net	383	328	181
Other revenues	108	128	87

Total noninterest revenues	1,380	1,279	982

Net revenues	3,458	3,348	3,293

Provision for credit losses	(96)	122	391

Compensation and benefits	1,164	1,047	1,114
Other expenses	1,022	1,004	1,038

Total operating expenses	2,186	2,051	2,152

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,368	1,175	750

Income tax expense	297	272	158
Minority interests	2	2	1

Income from continuing operations before cumulative effect of accounting changes	1,069	901	591

Cumulative effect of accounting changes, net of tax	0	0	(5)

Net income	1,069	901	586

The following table presents key information of the Corporate & Retail Banking segment:
Year ended December 31	2005	2004	2003

Cost/income ratio	63.2%	61.3%	65.4%

Net new assets in CHF bn	2.0	1.4	0.7

Return on average allocated capital	20.7%	18.0%	11.7%
Average allocated capital in CHF m	5,162	5,004	5,028

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
December 31	2005	2004	2003

Assets under management in CHF bn	57.8	53.9	53.6

Total assets in CHF bn	111.0	99.5	98.5

Mortgages in CHF bn	66.3	63.0	59.8

Other loans in CHF bn	28.4	23.7	25.1

Number of branches	215	214	214

Number of employees (full-time equivalents)	8,469	8,314	8,479

In 2005, Corporate & Retail Banking further expanded its Swiss residential mortgage business, reporting growth of approximately 9%. The growth in this business reflected increased marketing efforts and a wide range of mortgage products.

In line with its strategic aim of gaining market share in the high-end retail business, particularly in investment products, Credit Suisse launched a new investment product, Credit Suisse Triamant, during 2005. Credit Suisse Triamant combines the advantages of professional asset management with those of an investment fund by providing actively managed asset allocation and broad diversification to provide more innovative investment products to retail clients.

Year ended December 31, 2004 compared to year ended December 31, 2003
Corporate & Retail Banking reported net income of CHF 901 million in 2004, an increase of CHF 315 million, or 54%, compared to 2003.

Net revenues amounted to CHF 3,348 million, up CHF 55 million, or 2%, compared to 2003. The increase in net revenues was driven mainly by higher commission and fee income, reflecting higher brokerage income and the sale of structured investment products. The decrease in net interest income and the increase in trading revenues were the result of an increased amount of interest rate derivatives that qualified for hedge accounting in 2004 compared to 2003.

Corporate & Retail Banking reported total operating expenses of CHF 2,051 million, down CHF 101 million, or 5%, compared to 2003. Higher performance-related compensation in line with higher pre-tax income, and higher commission expenses related to higher commission income, were more than offset by cost containment and further efficiency improvements.

For 2004, provision for credit losses amounted to CHF 122 million, down CHF 269 million, or 69%, from 2003. The improvement reflected a significant CHF 1.2 billion reduction in impaired loans to a level of CHF 3.7 billion, a favorable credit environment and improved risk management requiring a low level of new provisions.

Corporate & Retail Banking reported a return on average allocated capital of 18.0%, up 6.3 percentage points from 2003. The segment’s second key performance indicator – its cost/income ratio – improved from 65.4% in 2003 to 61.3% in 2004.

Corporate & Retail Banking expanded the private mortgage volumes, which were 9% higher compared to 2003, reflecting growth that was significantly above the market rate.

Institutional Securities

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004
Institutional Securities reported net income of CHF 1,080 million in 2005, a decrease of CHF 233 million, or 18%, compared to 2004. Excluding the CHF 624 million after-tax charge in 2005 to increase the reserve for certain private litigation matters, net income was CHF 1,704 million, an increase of CHF 391 million, or 30%, compared to 2004. This improvement, excluding the litigation charge, was driven by higher net revenues, lower income tax expense and lower credit provisions (including the release of significant credit provisions), offset in part by higher operating expenses.

The pre-tax margin (excluding minority interest-related revenues and expenses) in 2005 decreased to 7.9% from 12.7% in 2004. Excluding the impact of the CHF 960 million pre-tax litigation charge in 2005, Institutional Securities demonstrated progress in 2005, with the pre-tax margin (excluding minority interest-related revenues and expenses) increasing to 14.4% from 12.7% in 2004.

Institutional Securities reported net revenues of CHF 15,102 million in 2005, up CHF 1,982 million, or 15%, versus 2004, reflecting higher investment banking and trading revenues amid increased industry-wide activity. This improvement demonstrates Institutional Securities’ strength and leadership position in key business areas, including initial public offerings, leveraged finance, advanced execution services, emerging markets, prime brokerage and the increasingly important financial sponsor client base.

The following table presents the results of the Institutional Securities segment:
Year ended December 31, in CHF m	2005	2004	2003

Net interest income	3,159	3,720	4,015

Investment banking	3,864	3,328	3,464
Commissions and fees	2,663	2,702	2,508
Trading revenues including realized gains/(losses) from investment securities, net	4,491	2,680	1,938
Other revenues	925	690	265

Total noninterest revenues	11,943	9,400	8,175

Net revenues	15,102	13,120	12,190

Provision for credit losses	(73)	(35)	167

Compensation and benefits	8,264	7,429	6,598
Other expenses	5,379	3,946	3,881

Total operating expenses	13,643	11,375	10,479

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,532	1,780	1,544

Income tax expense	93	344	632
Minority interests, net of tax	371	123	0

Income from continuing operations before cumulative effect of accounting changes	1,068	1,313	912

Cumulative effect of accounting changes, net of tax	12	0	(20)

Net income	1,080	1,313	892

While the overall revenue increase was driven by growth in all regions, Institutional Securities’ European operations improved their share of total revenues in 2005. The portion of 2005 total revenues derived from Europe was 29%, 3 percentage points higher than 2004, due primarily to the strength of fixed income and equity products. The Americas’ share of total revenues was 57%, a decline of 3 percentage points from 2004, driven by a lower relative contribution from fixed income and equity products. The Asia-Pacific contribution to revenues was flat versus 2004.

Distribution of revenues based on CHF
Year ended December 31, in %	2005	2004

Americas	57%	60%
Europe	29%	26%
Asia-Pacific	14%	14%

Total	100%	100%

Investment banking net revenues include debt underwriting, equity underwriting and advisory and other fees. Total investment banking revenues improved 16%, or CHF 536 million, to CHF 3,864 million in 2005, with increases in both underwriting fees and advisory and other fees. This strong investment banking performance reflected the impact of the newly established financing platform, which integrated the capital markets, leveraged finance origination and structuring teams. Institutional Securities also benefited from a leading position in the financial sponsors business. Debt underwriting revenues were CHF 1,751 million, up CHF 131 million, or 8%, versus 2004, primarily reflecting higher results in investment grade capital markets, leveraged finance and residential mortgage-backed securities. Equity underwriting revenues were CHF 930 million, up CHF 185 million, or 25%, versus 2004. These improvements were due to higher industry-wide equity issuance activity and increased initial public offering market share in the Americas and Europe. Advisory and other fees increased CHF 220 million, or 23%, to CHF 1,183 million versus 2004, due primarily to an increase in industry-wide activity and increased market share.

The following table presents the revenue details of the Institutional Securities segment:
Year ended December 31, in CHF m	2005	2004	2003

Debt underwriting	1,751	1,620	1,511
Equity underwriting	930	745	783

Underwriting	2,681	2,365	2,294

Advisory and other fees	1,183	963	1,171

Total investment banking	3,864	3,328	3,465

Fixed income	6,231	5,507	5,110
Equity	3,965	3,472	3,203

Total trading	10,196	8,979	8,313

Other (including loan portfolio)	1,042	813	412

Net revenues	15,102	13,120	12,190

Total trading revenues of CHF 10,196 million increased CHF 1,217 million, or 14%, compared to 2004. Fixed income trading revenues increased CHF 724 million, or 13%, to CHF 6,231 million versus 2004. The results reflected improvements in commercial and residential mortgage-backed securities and Latin America and other emerging markets trading, all of which are key growth areas in the industry, partially offset by weaker results in US high grade and global foreign exchange positioning. Fixed income trading revenues also reflected a CHF 125 million positive adjustment to the valuation of OTC derivatives in connection with enhancements to bring Institutional Securities’ estimates of fair value closer to how the dealer market prices such derivatives and a CHF 216 million positive adjustment resulting from a change in the estimate of fair value of retained interests in residential mortgage-backed securities. Equity trading revenues increased CHF 493 million, or 14%, to CHF 3,965 million versus 2004. These results reflected higher revenues in prime services, the global cash business and equity proprietary trading, partially offset by lower revenues in the convertibles and derivatives businesses.

Other revenues, including results from the loan portfolio, increased CHF 229 million, or 28%, to CHF 1,042 million in 2005, due primarily to higher minority interest-related revenues.

The following table presents key information of the Institutional Securities segment:
Year ended December 31	2005	2004	2003

Cost/income ratio	90.3%	86.7%	86.0%
Compensation/revenue ratio	54.7%	56.6%	54.1%
Pre-tax margin	10.1%	13.6%	12.7%

Return on average allocated capital	8.6%	12.8%	8.5%
Average allocated capital in CHF m	12,545	10,261	10,546

Other data excluding minority interest
Cost/income ratio 1) 2)	92.6%	87.5%	86.0%

Compensation/revenue ratio 1)	56.1%	57.2%	54.1%

Pre-tax margin 1) 2)	7.9%	12.7%	12.7%

1) Excluding CHF 379 million and CHF 128 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Excluding CHF 8 million and CHF 5 million in 2005 and 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table presents selected balance sheet and other data of the Institutional Securities segment:
December 31	2005	2004	2003

Total assets in CHF bn	911.8	707.9	644.4

Number of employees (full-time equivalents)	18,809	16,498	15,374

Provision for credit losses amounted to a net release of credit provisions of CHF 73 million in 2005, reflecting the continued favorable credit environment for lenders. This compares to a net release of CHF 35 million in 2004, which included a significant recovery related to the sale of an impaired loan. Impaired loans at December 31, 2005 decreased CHF 137 million, or 21%, to CHF 512 million compared to December 31, 2004. Non-performing loans at December 31, 2005 decreased CHF 123 million, or 44%, to CHF 154 million compared with December 31, 2004. The decrease in impaired and non-performing loans was due to the continued favorable credit cycle.

Institutional Securities reported total operating expenses of CHF 13,643 million in 2005, an increase of CHF 2,268 million, or 20%, versus 2004. This included the impact of the CHF 960 million charge in 2005 to increase the reserve for certain private litigation matters. Excluding the impact of this litigation charge, total operating expenses in 2005 increased CHF 1,308 million, or 11%. Compensation and benefits expense increased CHF 835 million, or 11%, to CHF 8,264 million, reflecting higher costs related to deferred compensation plans and higher salaries and benefits due primarily to increased headcount, offset in part by lower severance costs. Other expenses increased CHF 1,433 million, or 36%, to CHF 5,379 million, primarily reflecting the impact of the litigation charge and increased commissions and professional fees.

Income tax expense decreased CHF 251 million, or 73%, to CHF 93 million in 2005. The 2005 tax expense was positively impacted by the release of tax contingency accruals of CHF 131 million due to the favorable settlement of certain tax audits and a decrease in the effective tax rate as a result of changes in the geographic mix of taxable income. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Year ended December 31, 2004 compared to year ended December 31, 2003
Institutional Securities reported net income of CHF 1,313 million in 2004 compared with CHF 892 million in 2003, due primarily to higher revenues, lower credit provisions (including the release of significant credit provisions) and lower income tax expense, offset in part by higher operating expenses. For 2004, pre-tax margin (excluding minority interest-related revenues and expenses) was 12.7%, unchanged compared to 2003.

In 2004, Institutional Securities had net revenues of CHF 13,120 million, an increase of CHF 930 million, or 8%, from CHF 12,190 million in 2003. The increase was primarily related to higher fixed income and equity trading results, higher debt underwriting and gains on legacy investments recorded in 2004. These increased revenues were offset in part by declines in advisory fees and equity underwriting revenues.

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

Total trading revenues of CHF 8,979 million increased CHF 666 million, or 8%, compared to 2003. Fixed income trading revenues increased CHF 397 million, or 8%, to CHF 5,507 million compared to 2003, reflecting strong results in the structured products businesses, including commercial and residential mortgage-backed securities due to business expansion efforts as well as an industry-wide increase in securitization activity. The increased revenues also reflected improved fixed income proprietary trading activity, offset in part by overall declines in interest rate and credit products. Equity trading revenues increased CHF 269 million, or 8%, to CHF 3,472 million compared to 2003, principally due to improvements in the cash business driven by higher transaction volumes and customer activity, stronger equity proprietary trading, which benefited from increased volatility at the beginning and end of 2004, and improved results in the options and structured products business due to an increased focus on flow derivatives. These increases were partially offset by lower results from trading in convertible securities due to weaker volumes and customer flows.

Other revenues, including results from the loan portfolio, increased CHF 401 million, or 97%, to CHF 813 million in 2004, due primarily to an increase in gains on legacy investments and minority interest-related revenues of CHF 128 million.

Provision for credit losses decreased from a net provision of CHF 167 million in 2003, to a net release of CHF 35 million in 2004, primarily as a result of a significant recovery related to the sale of an impaired loan as well as a favorable credit environment. Impaired loans at December 31, 2004 decreased CHF 1.2 billion, or 65%, to CHF 649 million compared to December 31, 2003. Non-performing loans at December 31, 2004 decreased CHF 965 million, or 78%, to CHF 277 million compared with December 31, 2003. The decrease in impaired and non-performing loans was primarily attributable to write-offs and loan sales.

Operating expenses increased CHF 896 million, or 9%, to CHF 11,375 million in 2004 compared with 2003. Compensation and benefits expenses increased CHF 831 million, or 13%, to CHF 7,429 million, due primarily to increased performance-related compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense reflected the introduction of three-year vesting for future stock awards. Other expenses increased CHF 65 million, or 2%, to CHF 3,946 million, which reflected higher professional fees and travel and entertainment costs relating to increased business activity, offset by lower provision expenses. The lower provision expenses reflected higher expenses for expected litigation fees offset by an insurance settlement in 2004.

Income tax expense decreased CHF 288 million, or 46%, to CHF 344 million in 2004. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Wealth & Asset Management

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004
The Wealth & Asset Management segment reported net income of CHF 663 million in 2005, an increase of CHF 133 million, or 25%, compared to 2004. The increase primarily reflected a higher level of investment-related gains in Alternative Capital. For 2005, the pre-tax margin (excluding minority interest-related revenues and expenses) was 24.8%, an increase of 2.8 percentage points from 2004.

Wealth & Asset Management measures business performance based on assets under management, discretionary assets under management and net new assets. Discretionary assets under management include funds for which the customer has transferred full power over investment decisions to the Group as well as assets held by pooled investment vehicles managed by the Group.

Assets under management as of December 31, 2005 of CHF 608.8 billion increased CHF 126.4 billion, or 26.2%, while discretionary assets under management increased CHF 90.0 billion, or 28.7%, as of December 31, 2005. Wealth & Asset Management had a net asset inflow of CHF 11.5 billion, a significant improvement from the 2004 net asset inflow of CHF 2.6 billion.

Wealth & Asset Management reported net revenues of CHF 5,234 million in 2005, an increase of CHF 1,032 million, or 25%, compared to 2004, reflecting higher minority interest-related revenue due to the consolidation of certain private equity funds primarily under FIN 46R and higher investment-related gains in Alternative Capital. Revenues before investment-related gains increased 5% from 2004 to CHF 2,789 million, due to higher placement fees in Alternative Capital and higher management fees in Credit Suisse Asset Management. In 2005, investment-related gains increased 28% to CHF 750 million, driven by a higher level of private equity gains.

The following table presents the results of the Wealth & Asset Management segment:
Year ended December 31, in CHF m	2005	2004	2003

Net interest income	29	55	58

Asset management and administrative fees	2,575	2,466	2,417
Trading revenues including realized gains/(losses) from investment securities, net	184	182	143
Other revenues	2,446	1,499	372

Total noninterest revenues	5,205	4,147	2,932

Net revenues	5,234	4,202	2,990

Compensation and benefits	1,215	1,196	1,107
Other expenses	1,472	1,343	1,640
of which commission and distribution expenses	779	766	767
of which intangible asset impairment	0	5	270

Total operating expenses	2,687	2,539	2,747

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	2,547	1,663	243

Income tax expense	213	184	27
Minority interests	1,671	949	0

Income from continuing operations before cumulative effect of accounting changes	663	530	216

Income/(loss) from discontinued operations, net of tax	0	0	18
Cumulative effect of accounting changes, net of tax	0	0	(1)

Net income	663	530	233

In 2005, Wealth & Asset Management’s net revenue contributions (excluding minority interest-related revenues) of the Americas, Europe and Asia-Pacific remained largely unchanged versus 2004.
Distribution of revenues based on CHF
Year ended December 31, in %	2005	2004

Americas 1)	48%	47%
Europe	48%	48%
Asia-Pacific	4%	5%

Total	100%	100%

1) Excluding CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Operating expenses in 2005 increased CHF 148 million, or 6%, to CHF 2,687 million from 2004, primarily reflecting higher professional fees in Alternative Capital. The increase in professional fees was due primarily to consulting fees paid to managers who continue to assist in managing portfolios of certain funds spun off from Alternative Capital. Compensation and benefits expense increased slightly in 2005, reflecting higher performance-related compensation, offset in part by lower severance costs.

In 2005, Wealth & Asset Management’s assets under management increased CHF 126.4 billion, or 26.2%, to CHF 608.8 billion. Of the increase in assets under management, CHF 11.5 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 48.1 billion in market performance gains, CHF 42.3 billion due to an internal transfer of a cash management business from the Institutional Securities prime services business to Credit Suisse Asset Management, and CHF 26.8 billion from foreign exchange rate movements. The increase in assets under management was partially offset by the spin-out of funds in Alternative Capital during the year. Credit Suisse Asset Management’s assets under management increased CHF 98.4 billion, or 25.4%, to CHF 485.1 billion. The increase in assets under management reflected an internal transfer of CHF 42.3 billion, as well as CHF 56.3 billion in market performance and foreign exchange rate movements, partially offset by a net asset outflow of CHF 0.2 billion. Alternative Capital’s assets under management increased CHF 11.8 billion, or 32.2%, to CHF 48.4 billion. Of the increase in assets under management, CHF 14.1 billion was due to foreign exchange rate movements, net asset inflows and market performance gains, which were partially offset by CHF 2.3 billion of divested assets. Private Client Services’ assets under management increased CHF 16.2 billion, or 27.4%, to CHF 75.3 billion. The increase in assets under management was attributable to foreign exchange rate movements, net asset inflows and market performance gains.

The following table presents the revenue details of the Wealth & Asset Management segment:
Year ended December 31, in CHF m	2005	2004	2003

Credit Suisse Asset Management	1,935	1,841	1,768
Alternative Capital	589	549	478
Private Client Services	265	264	292
Other	0	0	2

Total before investment-related gains	2,789	2,654	2,540

Investment-related gains 1)	750	588	450

Net revenues before minority interests	3,539	3,242	2,990

Minority interest revenues 2)	1,695	960	0

Net revenues	5,234	4,202	2,990

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
2) Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:
Year ended December 31	2005	2004	2003

Cost/income ratio	51.3%	60.4%	91.9%

Compensation/revenue ratio	23.2%	28.5%	37.0%

Pre-tax margin	48.7%	39.6%	8.1%

Return on average allocated capital	45.9%	45.8%	18.6%
Average allocated capital in CHF m	1,445	1,158	1,252

Net new assets in CHF bn
Credit Suisse Asset Management 1)	(0.2)	(2.3)	(11.5)
Alternative Capital	4.9	3.3	0.8
Private Client Services	6.8	1.6	(2.0)

Total net new assets	11.5	2.6	(12.7)

Other data excluding minority interest
Cost/income ratio 2) 3)	75.2%	78.0%	91.9%

Compensation/revenue ratio 2)	34.3%	36.9%	37.0%

Pre-tax margin 2) 3)	24.8%	22.0%	8.1%

1) Credit Suisse Asset Management balances for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the financial highlights of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
3) Excluding CHF 24 million and CHF 11 million in 2005 and 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table presents selected other data of the Wealth & Asset Management segment:
December 31, in CHF bn, except where indicated	2005	2004	2003

Assets under management
Credit Suisse Asset Management 1)	485.1	386.7	381.6
Alternative Capital	48.4	36.6	31.1
Private Client Services	75.3	59.1	61.8

Total assets under management	608.8	482.4	474.5

of which advisory	205.6	169.2	158.3
of which discretionary	403.2	313.2	316.2

Active private equity investments	1.4	1.1	1.3

Number of employees (full-time equivalents)	3,035	2,981	2,967

1) Credit Suisse Asset Management balances for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the financial highlights of Credit Suisse Group, where such assets are eliminated.

Year ended December 31, 2004 compared to year ended December 31, 2003
Wealth & Asset Management reported net income of CHF 530 million in 2004 compared with net income of CHF 233 million in 2003. The increase primarily reflected significant levels of private equity investment-related gains recorded during 2004 and a CHF 270 million charge in 2003 for the impairment of acquired intangible assets related to Credit Suisse Asset Management’s high-net-worth business. For 2004, the pre-tax margin (excluding minority interest-related revenues and expenses) was 22.0%, an increase of 13.9 percentage points from 2003.

Assets under management as of December 31, 2004 of CHF 482.4 billion increased CHF 7.9 billion, or 1.7%, while discretionary assets under management decreased CHF 3.0 billion, or 0.9%. Wealth & Asset Management had a net asset inflow of CHF 2.6 billion, an improvement from the 2003 net asset outflow of CHF 12.7 billion.

Wealth & Asset Management reported revenues of CHF 4,202 million in 2004, an increase of CHF 1,212 million, or 41%, compared to 2003, reflecting higher minority interest-related revenue due to the consolidation of certain private equity funds primarily under FIN 46R. Revenues before investment-related gains increased 4% from 2003 to CHF 2,654 million, due primarily to improvements in Alternative Capital and Credit Suisse Asset Management, offset in part by declines in Private Client Services revenues. In 2004, investment-related gains increased 31% to CHF 588 million, due primarily to gains from the sale of private equity investments in the first half of 2004. In 2003, investment-related gains included a CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker.

Operating expenses in 2004 decreased CHF 208 million, or 8%, to CHF 2,539 million from 2003, primarily reflecting the CHF 270 million intangible asset write-off in 2003. Operating expenses in 2004 included higher performance-related and other compensation expenses including severance costs of CHF 103 million primarily associated with the changes in the structure of the Alternative Capital business. These increases were offset by lower other expenses, which were due primarily to the 2003 charge for the impairment of acquired intangible assets.

In 2004, Wealth & Asset Management’s assets under management increased CHF 7.9 billion, or 1.7%, to CHF 482.4 billion. Of the increase in assets under management, CHF 2.6 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 20.5 billion in market performance gains, partially offset by CHF 15.2 billion in foreign exchange rate movements. Credit Suisse Asset Management’s assets under management increased CHF 5.1 billion, or 1.3%, to CHF 386.7 billion. Of the increase in assets under management, CHF 17.5 billion was attributable to market performance gains offset by CHF 12.4 billion of foreign exchange rate movements, transfers and outflow of assets. Alternative Capital’s assets under management increased CHF 5.5 billion, or 17.7%, to CHF 36.6 billion. Of the increase in assets under management, CHF 8.9 billion was due to transfers, inflow of assets and market performance gains, which were partially offset by CHF 3.4 billion of foreign exchange rate movements. Private Client Services’ assets under management decreased CHF 2.7 billion, or 4.4%, to CHF 59.1 billion. Of the decline in assets under management, CHF 5.4 billion was attributable to foreign exchange rate movements, which was partially offset by CHF 2.7 billion of net asset inflows and market performance gains.

Life & Pensions

Year ended December 31, 2005 compared to year ended December 31, 2004
Life & Pensions reported net income of CHF 490 million in 2005, compared to CHF 522 million in 2004. During 2005, Life & Pensions continued its focus on technical performance, reflected in improved risk margin, while maintaining good growth dynamics. The decline in net income of CHF 32 million, or 6%, was primarily attributable to the adverse net impact after tax and policyholder participations of CHF 61 million related to changes in actuarial assumptions and models (which strengthened the reserves and reduced insurance-related intangible assets) in 2005. Additionally, net income reflected a lower release of valuation allowances on deferred tax assets in 2005.

In Life & Pensions, certain products, such as traditional life insurance products, generate primarily gross premiums written, and other products, such as investment-type products, generate primarily deposits from policyholders. Therefore, Life & Pensions views total business volume, which consists of gross premiums written together with life investment product policyholder deposits, as an appropriate measure of the volume of business. Total business volume for 2005 was CHF 17,685 million, an increase of CHF 908 million, or 5%, compared to 2004, reflecting strong growth in the deposit business in the UK, CEE and Japan, and solid growth in gross premiums written in Germany, Spain and the Swiss group life business. Total business volume in 2004 included CHF 619 million in deposits from a portfolio of business transferred to Private Banking in 2005.

The following table presents the results of the Life & Pensions segment:
Year ended December 31, in CHF m	2005	2004	2003

Gross premiums written	10,618	10,298	11,494

Net premiums earned	10,585	10,235	11,404

Net investment income	7,087	5,855	5,645
Other revenues, including fees, and net revenues from deposit business	525	528	351

Net revenues	18,197	16,618	17,400

Policyholder benefits incurred	12,107	11,791	12,828
Investment income credited to policyholders account balances	2,452	1,452	1,452
Dividends to policyholders incurred	1,047	901	1,758
Provision for credit losses	2	(6)	13

Total benefits, dividends and credit losses	15,608	14,138	16,051

Insurance underwriting and acquisition expenses	734	542	743
Administration expenses	1,012	991	1,041
Other expenses	136	232	288
Goodwill impairment	0	0	1,510
Restructuring charges	1	11	39

Total operating expenses	1,883	1,776	3,621

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	706	704	(2,272)

Income tax expense/(benefit)	188	149	(926)
Minority interests	28	22	(39)

Income/(loss) from continuing operations before cumulative effect of accounting changes	490	533	(1,307)

Income/(loss) from discontinued operations, net of tax	0	(12)	(198)
Cumulative effect of accounting changes, net of tax	0	1	(530)

Net income/(loss)	490	522	(2,035)

The following table presents key information of the Life & Pensions segment:
Year ended December 31	2005	2004	2003

Total business volume in CHF m 1)	17,685	16,777	16,572
of which policyholder deposits in CHF m	7,067	6,479	5,078
of which gross premiums written in CHF m	10,618	10,298	11,494

Expense ratio 2)	9.9%	9.1%	10.8%

Return on average allocated capital	9.9%	10.1%	(33.1%)
Average allocated capital in CHF m	5,240	5,371	6,268

1) Gross premiums written from traditional business and policyholder deposits from investment-type products.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table presents selected balance sheet and other data of the Life & Pensions segment:
December 31	2005	2004	2003

Assets under management (discretionary) in CHF bn 1)	126.0	115.5	113.8

Technical provisions in CHF bn	119.4	110.5	104.7

Number of employees (full-time equivalents)	6,913	6,524	7,193

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

In Switzerland, gross premiums written increased CHF 21 million whereas total business volume decreased CHF 738 million, or 9%. Single premiums in the individual life business were lower, resulting from the continued low interest rate environment and the selective underwriting policy. Total business volume in the group life business increased primarily in annual premiums, partially offset by a decrease in deposits for investment-type products.

In Germany, gross premiums written increased CHF 215 million, or 8%, and total business volume increased CHF 259 million, or 9%, in 2005, driven mainly by strong growth, primarily related to single premiums business in the Dutch subsidiary.

In Market Group International – Europe, gross premiums written increased CHF 47 million, or 5%, whereas total business volume increased CHF 1,180 million, or 24%, driven by the deposit business in the UK and CEE. In the UK, the increase was mainly related to individual unit-linked products. This demonstrates Life & Pensions’ strong position as a provider of unit-linked pension solutions in the fast growing market targeting top-end clients and as a supplier of employee benefits. Gross premiums written in the UK, relating predominantly to a business in run-off, decreased CHF 20 million, or 9%. In CEE, the growth in total business volume was driven by the pension funds single premiums business and an increase in annual premiums for unit-linked products in the Czech Republic and Poland.

In Market Group International – Overseas, gross premiums written increased CHF 37 million, or 8%, and total business volume increased CHF 207 million, or 15%. The growth in total business volume related primarily to strong growth in the unit-linked single premiums business in Japan. Life & Pensions strengthened its market position in Japan, mainly through its banking distribution channel established in 2004.

The following table presents a breakdown of Life & Pensions' total business volume and gross premiums written by market units:
	2005		2004		2003

Year ended December 31, in CHF m	Total business volume	Gross premiums written	Total business volume	Gross premiums written	Total business volume	Gross premiums written

Switzerland	7,038	6,332	7,776	6,311	8,481	7,410
Germany	3,019	2,833	2,760	2,618	2,677	2,593
Market Group International - Europe	6,067	959	4,887	912	4,182	1,014
Market Group International - Overseas	1,561	494	1,354	457	1,232	477
Total	17,685	10,618	16,777	10,298	16,572	11,494

The following table presents the investment income of the Life & Pensions segment:
Year ended December 31, in CHF m	2005	2004	2003

Net current investment income	3,925	4,007	3,864
of which backing traditional life policies	3,651	3,735	3,669
of which backing unit-linked liabilities general account	274	272	195
Realized gains/(losses), net 1)	3,162	1,848	1,781
of which backing traditional life policies	1,242	923	712
of which backing unit-linked liabilities general account	1,920	925	1,069

Net investment income	7,087	5,855	5,645

Investment income separate account	680	258	403

1) Includes realized and unrealized gains on trading positions primarily in the unit-linked business.

The following table presents the investment return of the Life & Pensions segment:
in %, except where indicated	2005	2004	2003

Net current investment return backing traditional life policies	3.7%	3.8%	3.9%
Realized gains/(losses) backing traditional life policies	1.2%	1.0%	0.7%

Net investment return backing traditional life policies	4.9%	4.8%	4.6%

Average assets backing traditional life policies in CHF bn	99.9	97.3	95.0

Net investment income in 2005 increased CHF 1,232 million, or 21%, due primarily to significantly higher market appreciation on the underlying assets backing the unit-linked business, which were credited to policyholder account balances. Net investment return backing traditional life policies in 2005 increased 0.1 percentage points to 4.9%. The related income was substantially distributed to policyholders.

Policyholders benefits incurred increased by CHF 316 million, or 3%, from CHF 11,791 million to CHF 12,107 million in 2005 in line with the development of net premiums earned.

Investment income credited to policyholder account balances was CHF 2,452 million in 2005, an increase of CHF 1,000 million, or 69%, compared to CHF 1,452 million in 2004, mainly due to higher market appreciation on the underlying assets backing the unit-linked business.

Dividends to policyholders incurred was CHF 1,047 million in 2005, an increase of CHF 146 million, or 16%, compared to CHF 901 million in 2004, reflecting policyholder participation in the improved income in Switzerland and Germany.

Insurance underwriting and acquisition expenses increased CHF 192 million, or 35%, from CHF 542 million in 2004 to CHF 734 million in 2005. The increase was primarily related to the adverse effect of changes in actuarial assumptions and models in 2005 on deferred policy acquisition costs (DAC ) and present value of future profits (PVFP). These changes included a reduction in the long-term earned rate as a result of the sustained low interest rate environment and an adjustment of the mortality tables to reflect the increased life expectancy in some countries. Administration expenses grew CHF 21 million, or 2%, compared to 5% growth in total business volume, reflecting successful cost efficiency measures in mature markets. As a result of the increase in insurance underwriting and acquisition expenses and administration expenses, the expense ratio increased to 9.9% in 2005 from 9.1% in 2004.

Income tax expense of CHF 188 million in 2005 included a CHF 22 million charge related to the completion of a tax audit with respect to an entity divested in 2002 and a CHF 31 million release in the valuation allowance on deferred tax assets in relation to tax loss carry-forwards created in prior years, compared to a CHF 72 million release in 2004. These releases reflect management’s expectation of improved future taxable earnings.

Year ended December 31, 2004 compared to year ended December 31, 2003
In 2004, Life & Pensions reported net income of CHF 522 million, compared with a net loss of CHF 2,035 million in 2003. The strong result in 2004 was primarily driven by cost containment, efficiency improvements and stable investment income. The 2003 net loss resulted largely from a goodwill impairment of CHF 1,510 million and a cumulative effect of accounting changes, net of tax, for provisions for policyholder guarantees and annuities of CHF 530 million.

In 2004, Life & Pensions reported a decrease in gross premiums written of CHF 1,196 million, or 10%, to CHF 10,298 million, compared to the previous year. The Swiss group life business was the primary driver behind this decrease, as discussed further below.

Total business volume increased by 1%. The 2004 decrease in gross premiums written was almost entirely offset by a 28% increase in deposit business, which included a growth of 36% in unit-linked business driven by the UK, CEE, Asian and Belgium operations, reflecting Life & Pensions’ ongoing strategy of increasing its focus on less capital-intensive investment-type products.

In Switzerland, gross premiums written decreased CHF 1,099 million, or 15%, and total business volume decreased CHF 705 million, or 8%, in 2004. The decreases were due to a restrictive underwriting policy initiated in 2003, which resulted in lower single premiums for group life policies in 2004. Annual premiums in the individual life and in the group life businesses remained stable.

In Germany, gross premiums written increased CHF 25 million, or 1%, and total business volume increased CHF 83 million, or 3%, in 2004, mainly driven by its Dutch subsidiary.

In Market Group International – Europe, gross premiums written decreased CHF 102 million, or 10%, in 2004, whereas total business volume increased CHF 705 million, or 17%. The increase in deposit business related primarily to the UK, Poland and Belgium. In the UK, the increase resulted mainly from the individual unit-linked and group pension business. In Poland, the increase related to the single premium business in the individual pension fund business. In Belgium, the increase was due to strong sales of traditional deposit and unit-linked products.

In Market Group International – Overseas, gross premiums written decreased CHF 20 million, or 4%, whereas total business volume increased CHF 122 million, or 10%. The increase in total business volume related to growth in individual life business in Japan and Hong Kong.

Net investment income in 2004 increased CHF 210 million, or 4%, primarily due to a shift in the investment portfolio, from government bonds to high-yield bonds. High-yield bonds, corporate bonds and equity investments demonstrated positive performance. Net investment return backing traditional life policies in 2004 increased 0.2 percentage points to 4.8%. The related income was substantially distributed to policyholders.

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

Dividends to policyholders incurred decreased CHF 857 million, or 49%, in 2004 compared to 2003. The decrease was mainly due to the 2003 increase in dividends to policyholders incurred of CHF 605 million, reflecting the policyholders’ share of the CHF 658 million tax benefit arising from tax law changes in Germany in 2003. On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provides for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to policyholders. The amended ordinance requires that, subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quota). This legislation impacts the determination of the provision for future dividends to policyholders. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million (CHF 91 million after tax).

In 2004, insurance underwriting and acquisition expenses decreased CHF 201 million, or 27%, due to a lower level of charges in 2004 compared to 2003 relating to additional write-downs in 2003 of DAC and PVFP. Administration expenses declined CHF 50 million, or 5%, compared to 2003. This improvement was mainly due to ongoing cost savings in almost all markets. As a result of the decrease in insurance underwriting and acquisition expenses and administration expenses, the expense ratio improved by 1.7 percentage points to 9.1%.

Income tax expense for 2004 of CHF 149 million included a benefit from the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years of CHF 72 million. The total tax benefit of CHF 926 million in 2003 was primarily due to a tax law change in Germany resulting in a benefit of CHF 658 million, largely offset by an increase in dividends to policyholders.

Life & Pensions reported a loss from discontinued operations, net of tax, of CHF 12 million in 2004. This relates to the divestiture of Personal Pension Management Limited (PPML), a wholly owned subsidiary of Winterthur Life UK, to Capita Group Plc., in 2004. The sale of PPML enabled Life & Pensions to increase its focus on its core life business in the UK.

Non-Life

Year ended December 31, 2005 compared to year ended December 31, 2004
Non-Life reported net income of CHF 578 million in 2005, compared to CHF 206 million in 2004. The increase of CHF 372 million was driven primarily by the 2004 charge related to the 2001 sale of Winterthur International and significantly improved underwriting results, reflected in the improvement in the combined ratio by 3.5 percentage points in 2005. Additionally, net income reflected a higher release of valuation allowances on deferred tax assets in 2005. With the exception of the unusually heavy rainfall and flooding in Switzerland in August 2005, Non-Life was not significantly impacted by the high level of world catastrophic events in 2005, reflecting the exit from certain risk exposures and geographic areas in recent years.

Gross premiums written decreased CHF 117 million, or 1%, from CHF 10,768 million in 2004 to CHF 10,651 million in 2005.

In Switzerland, gross premiums written increased CHF 10 million from CHF 3,369 million in 2004 to CHF 3,379 million in 2005, due to higher tariffs in the motor business and organic growth, offset by stricter underwriting in the marine business and the exclusion of certain coverage in the health business.

The following table presents the results of the Non-Life segment:
Year ended December 31, in CHF m	2005	2004	2003

Gross premiums written	10,651	10,768	10,537

Reinsurance ceded	(310)	(351)	(403)
Change in provisions for unearned premiums	44	(72)	(95)

Net premiums earned	10,385	10,345	10,039

Net investment income	1,068	1,060	900
Other revenues including fees	235	128	(57)

Net revenues	11,688	11,533	10,882

Claims and annuities incurred	7,479	7,771	7,647
Dividends to policyholders incurred	436	380	500
Provision for credit losses	2	0	9

Total claims, dividends and credit losses	7,917	8,151	8,156

Insurance underwriting and acquisition expenses	1,446	1,438	1,456
Administration expenses	1,107	1,143	1,187
Other expenses	294	476	607
Restructuring charges	3	77	83

Total operating expenses	2,850	3,134	3,333

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	921	248	(607)

Income tax expense/(benefit)	263	(19)	(306)
Minority interests	53	24	(7)

Income/(loss) from continuing operations before cumulative effect of accounting changes	605	243	(294)

Income/(loss) from discontinued operations, net of tax	(27)	(37)	(77)
Cumulative effect of accounting changes, net of tax	0	0	(3)

Net income/(loss)	578	206	(374)

Prior periods have been adjusted for discontinued operations.

The following table presents key information for the Non-Life segment:
Year ended December 31	2005	2004	2003

Combined ratio 1)	96.6%	100.1%	102.5%

Expense ratio 2)	24.6%	24.9%	26.3%

Claims ratio 3)	72.0%	75.2%	76.2%

Return on average allocated capital	32.6%	10.6%	(11.8%)
Average allocated capital in CHF m	1,934	2,167	3,233

1) The sum of the expense ratio and the claims ratio.
2) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
3) Claims and annuities incurred as a percentage of net premiums earned.

The following table presents selected balance sheet and other data of the Non-Life segment:
December 31	2005	2004	2003

Assets under management (discretionary) in CHF bn	27.3	24.1	25.4

Technical provisions in CHF bn	25.7	25.0	24.1

Number of employees (full-time equivalents)	12,046	12,844	13,673

In Germany, gross premiums written decreased CHF 120 million, or 4%, from CHF 2,895 million in 2004 to CHF 2,775 million in 2005, mainly related to the motor and accident and health businesses. Portfolio re-underwriting implemented in 2004, continued strict underwriting in 2005 and a reduction in bonuses used to offset tariff increases in the health business were the main drivers. Pricing and other market pressures in the motor business is ongoing and management continues to take measures, including new product initiatives, to address these conditions.

In Market Group International – Europe, gross premiums written increased CHF 39 million, or 1%, from CHF 2,609 million in 2004 to CHF 2,648 million in 2005. The increase was mainly attributable to organic growth and tariff increases in the non-motor and accident and health businesses in Spain.

In Market Group International – Overseas, gross premiums written decreased CHF 46 million, or 2%, from CHF 1,895 million in 2004 to CHF 1,849 million in 2005, primarily in the US. Selective underwriting led to a reduction in new business, particularly in the motor business, but also to a portfolio improvement, reflecting the exit from certain risk exposures and geographic areas in recent years.

The following table presents Non-Life's breakdown of gross premiums written by market units:
Year ended December 31, in CHF m	2005	2004	2003

Switzerland	3,379	3,369	3,241
Germany	2,775	2,895	2,657
Market Group International - Europe	2,648	2,609	2,522
Market Group International - Overseas	1,849	1,895	2,117

Gross premiums written	10,651	10,768	10,537

The following table presents the investment income of the Non-Life segment:
Years ended December 31, in CHF m	2005	2004	2003

Net current investment income	871	844	802
Realized gains/(losses), net	197	216	98

Net investment income	1,068	1,060	900

The following table presents the investment return of the Non-Life segment:
Year ended December 31, in %, except where indicated	2005	2004	2003

Net current investment return	3.5%	3.5%	3.6%
Realized gains/(losses), net	0.7%	0.9%	0.4%

Net investment return	4.2%	4.4%	4.0%

Average assets in CHF bn	25.1	23.9	22.4

Net premiums earned in 2005 slightly increased to CHF 10,385 million, reflecting primarily organic growth and tariff increases in Switzerland and Spain, largely offset by selective underwriting in the US and Germany.

Non-Life’s net investment income was unchanged at CHF 1,068 million in 2005. The net investment return decreased from 4.4% in 2004 to 4.2% in 2005, reflecting primarily lower realized gains in bonds.

Other revenues, including fees increased CHF 107 million, or 84%, from CHF 128 million in 2004 to CHF 235 million in 2005, primarily due to fee income in Germany, generated by two service companies that were fully consolidated for the first time in 2005 due to an increase in ownership.

The Non-Life segment measures underwriting performance based on the combined ratio. This ratio is intended to measure the underwriting quality by comparing the claims and annuities incurred, policyholder benefits incurred, insurance underwriting and acquisition expenses and administration expenses as a percentage of net premiums earned. The combined ratio in 2005 fell by 3.5 percentage points to 96.6% versus 2004.

The claims ratio decreased by 3.2 percentage points to 72.0% in 2005 versus the previous year, reflecting an overall favorable claims environment and improved claims management processes in several countries. This decrease occurred despite the high level of world catastrophic events in 2005 and the impact from the heavy rainfall and flooding in Switzerland in the summer of 2005, reflecting the exit from certain risk exposures and geographic areas in recent years and enhanced reinsurance coverage. The expense ratio improved slightly to 24.6% in 2005 compared to 24.9% in 2004, primarily reflecting lower administration expenses due to the ongoing strict cost management. In 2005, insurance underwriting and acquisition expenses were flat, in line with net premiums earned.

Dividends to policyholders incurred increased CHF 56 million, or 15%, from CHF 380 million in 2004 to CHF 436 million in 2005, driven by improved profitability of the German health business leading to higher participation of policyholders.

Other expenses in 2005 decreased CHF 182 million, or 38%, compared to 2004, primarily reflecting a 2004 pre-tax charge of CHF 321 million related to the sale of Winterthur International and the consolidation of the two service companies. For additional information relating to contingencies involving the sale of Winterthur International, see notes 34 and 42 of the Notes to the consolidated financial statements.

Restructuring charges of CHF 3 million in 2005 compared to CHF 77 million in 2004, which related primarily to restructuring initiatives in Spain and Switzerland.

Income tax expense in 2005 of CHF 263 million compared to a CHF 19 million tax benefit in 2004. This was driven by improved profitability of the Non-Life operations in most markets combined with higher tax charges in Switzerland related to the increased valuation of a subsidiary following its improved results and higher taxable dividends from consolidated participations in 2005. Additionally, 2005 included a release of valuation allowances on deferred tax assets in the amount of CHF 132 million compared to a CHF 59 million release in 2004. These releases reflect management’s expectation of improved future taxable earnings.

The Group announced in 2005 the divestiture of its Canadian business, Winterthur Canada Financial Corporation and its wholly owned subsidiary, the Citadel General Assurance Company, to AXA Canada, a wholly owned subsidiary of AXA, S.A., and this business is reported as discontinued operations. The transaction closed in the first quarter of 2006.

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

In 2004, the combined ratio improved by 2.4 percentage points to 100.1%. This decrease occurred despite hailstorms in Europe and accident claims in the Swiss portfolio related to the tsunami catastrophe in South Asia. The improved ratio mainly benefited from the continued implementation of tariff increases across all major markets, improved claims management, a further reduction of administration expenses and a strict underwriting policy, as well as the continued streamlining of the business portfolio.

In 2004, the Non-Life segment’s gross premiums written increased by CHF 231 million, or 2%, to CHF 10,768 million compared to 2003.

In Switzerland, gross premiums written increased CHF 128 million, or 4%, in 2004. This growth primarily reflected tariff increases and the transfer of the non-mandatory part of the Swiss health insurance business to a consolidated entity with effect from the third quarter of 2003.

In the German market unit, gross premiums written increased CHF 238 million, or 9%, in 2004. This was mainly due to an increase in premiums for bonuses in the health insurance business, which were used to cover the additional insurance coverage and tariff increases.

In Market Group International – Europe, gross premiums written slightly increased CHF 87 million, or 3%.

In Market Group International – Overseas, gross premiums written decreased CHF 222 million, or 10%, in 2004, primarily due to the declining US dollar.

Non-Life’s net investment income in 2004 was CHF 1,060 million, an increase of CHF 160 million, or 18%. The net investment return increased from 4.0% in 2003 to 4.4% in 2004, reflecting primarily the shift in the investment portfolio from government bonds to corporate and high-yield bonds. High-yield bonds, corporate bonds and equity investments demonstrated positive performance.

Other revenues including fees increased CHF 185 million from an expense of CHF 57 million in 2003 to income of CHF 128 million in 2004, primarily due to higher fee income.

The claims ratio decreased 1.0 percentage points to 75.2% in 2004 versus the previous year, reflecting improved claims management in several countries. This decrease occurred despite hailstorms in Europe and accident claims in the Swiss portfolio related to the tsunami catastrophe in South Asia.

Dividends to policyholders incurred decreased CHF 120 million, to CHF 380 million in 2004, mostly due to the German market unit. The decrease was mainly due to the 2003 increase in dividends to policyholders incurred of CHF 106 million reflecting the policyholders’ share of the tax benefit of CHF 124 million from tax law changes in Germany in 2003.

In 2004, insurance underwriting and acquisition expenses remained stable despite growth in net premiums earned of 3%. This was primarily driven by the fact that the premium for bonus in the German health business had no underlying acquisition costs.

Administration expenses decreased 4%, or CHF 44 million, over the same period, reflecting further cost savings. This improvement was mainly due to further efficiency gains, especially in Germany and North America.

The expense ratio improved 1.4 percentage points, to 24.9% in 2004, compared to 2003, as insurance underwriting, acquisition and administration expenses were reduced despite premium growth.

Other expenses decreased CHF 131 million, from CHF 607 million in 2003 to CHF 476 million in 2004. 2004 other expenses included the charge of CHF 321 million relating to the sale of Winterthur International, and 2003 other expenses included provisioning for the former international business portfolio.

Restructuring charges of CHF 77 million in 2004 related primarily to restructuring in Spain and Switzerland.

Income tax benefits included a benefit from the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years of CHF 59 million, reducing income tax expense to a benefit of CHF 19 million. The income tax benefit of CHF 306 million in 2003 included the effect of a change in a tax law in Germany of CHF 124 million, which was largely offset by an increase in dividends to policyholders.

Non-Life reported a net loss from discontinued operations of CHF 37 million in 2004, compared to a net loss of CHF 77 million in 2003. The 2004 results were primarily related to the sale of Non-Life’s French subsidiary Rhodia Assurances S.A. and a charge for credit risk related to the business sold in the UK in 2003. In 2004, Non-Life also divested L’Unique Compagnie d’Assurances Générales, a wholly owned subsidiary in Canada, at a small loss. These charges were partially offset by the gain on the sale of the Dutch branch of Les Assurés Réunis (LAR) Belgium.

Investments for Life & Pensions and Non-Life
Winterthur’s investment portfolios are managed within a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans and mortgage loans, real estate, equity securities and alternative assets.

The following table presents the investment portfolio of Life & Pensions and Non-Life by investment type:
	2005		2004

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,052	10,523	10,141	10,336
Debt securities - available-for-sale	78,431	78,431	70,937	70,937
Equity securities - available-for-sale	8,885	8,885	5,950	5,950
Debt securities - trading	1,670	1,670	1,771	1,771
Equity securities - trading	17,988	17,988	10,818	10,818
Mortgage loans	10,027	10,540	10,028	10,585
Loans	5,320	5,775	5,063	5,369
Real estate	8,700	8,940	8,417	8,787
Other investments	1,421	1,421	3,562	3,562

Investments, general account	142,494	144,173	126,687	128,115

Investments, separate account	5,920	5,920	4,490	4,490

Total investments	148,414	150,093	131,177	132,605

of which Life & Pensions	123,193	124,651	109,857	111,003
of which Non-Life	25,221	25,442	21,320	21,602

Debt and Equity securities - trading include CHF 17,109 million (December 31, 2004: CHF 12,358 million) held to back unit-linked liabilities in the general account.

The following table presents held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	2005				2004

December 31, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,052	477	6	10,523	10,141	198	3	10,336

Debt securities - available-for-sale	75,274	3,521	364	78,431	67,914	4,035	1,012	70,937
Equity securities - available-for-sale	7,731	1,200	46	8,885	5,330	686	66	5,950

Securities - available-for-sale	83,005	4,721	410	87,316	73,244	4,721	1,078	76,887

Corporate Center

Effective January 1, 2006, the Group’s banking businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Corporate Center includes parent company operations such as Group financing, income and expenses related to centrally managed, own-use real estate (mainly bank premises in Switzerland) and certain expenses that have not been allocated to the segments. In addition, the Corporate Center column includes consolidation and elimination adjustments. The Corporate Center typically reports a loss from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes. A substantial portion of the movements in individual revenue and expense items represents consolidation adjustments required to eliminate intercompany revenues and expenses. A comparison of the income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes is presented below as it reflects the results including elimination entries with respect to revenues and expenses. Costs and revenues attributable to operating businesses have been allocated to the respective segments.

Year ended December 31, 2005 compared to year ended December 31, 2004
Corporate Center recorded a loss from continuing operations before taxes and minority interests of CHF 1,098 million in 2005 compared to a loss of CHF 371 million in 2004.

Banking compensation and benefits in 2005 was impacted by a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. See Credit Suisse Group – Further guidance on accounting for share-based awards.

The following table presents the results of the Corporate Center:
Year ended December 31, in CHF m	2005	2004	2003

Net revenues	(776)	(852)	(739)

Policyholder benefits, claims and dividends	48	–	(1)
Provision for credit losses	0	3	8

Total benefits, claims and credit losses	48	3	7

Insurance underwriting, acquisition and administration expenses	8	(11)	(8)
Banking compensation and benefits	955	184	172
Other expenses	(689)	(656)	(447)
Restructuring charges	0	(1)	1

Total operating expenses	274	(484)	(282)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(1,098)	(371)	(464)

Income tax expense/(benefit)	(293)	(50)	(128)
Dividends on preferred securities for consolidated entities	0	0	133
Minority interests	(126)	(12)	(1)

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	(679)	(309)	(468)

Income/(loss) from discontinued operations, net of tax	0	(1)	0
Extraordinary items, net of tax	0	0	0
Cumulative effect of accounting changes, net of tax	2	(7)	0

Net income/(loss)	(677)	(317)	(468)

The impact of this change in accounting was to increase banking compensation and benefits by CHF 630 million and decrease net income by CHF 421 million in 2005. This non-cash charge, booked in the fourth quarter of 2005, represents the acceleration of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. See note 2 of the Notes to the consolidated financial statements for more information.

In addition, the increase in total operating expenses reflected costs relating to the integration of the banking businesses of CHF 128 million.

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

Included in total operating expenses is an increase in professional fees associated with the above-mentioned sale of Warburg Pincus. Additionally, banking compensation and benefits increased due to increased headcount resulting partially from the transfer of employees between segments.

Dividends on preferred securities for consolidated entities were zero in 2004, compared to CHF 133 million in 2003, due to the deconsolidation under FIN 46R of the issuing entities.

Risk management

Overview

Risk management principles
The prudent taking of risk is fundamental to the business of Credit Suisse Group. The primary objectives of risk management are to protect the financial strength and the reputation of the Group. The Group’s risk management framework is based on the following principles, which apply universally across all businesses and risk types.

– Protection of financial strength: Credit Suisse Group controls risk in order to limit the impact of potentially adverse events on the Group’s capital and income. The Group’s risk appetite is to be consistent with its financial resources.

– Protection of reputation: The value of the Credit Suisse Group franchise depends on the Group’s reputation. Protecting a strong reputation is both fundamental and an overriding concern for all staff members.

– Risk transparency: Risk transparency is essential so that risks are well understood by senior management and can be balanced against business goals.

– Management accountability: The various businesses are organized into segments that own the comprehensive risks assumed through their operations. Management for each segment is responsible for the active management of their respective risk exposures and the return for the risks taken.

– Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management, controlling and legal and compliance functions operate independently of the front offices to ensure the integrity of the risk and control processes. The risk management functions are responsible for implementing all relevant risk policies, developing tools to assist senior management to determine risk appetite and assessing the overall risk profile of the Group.

Risk management oversight
Risk management oversight is performed at several levels of the organization. The Group has adapted its existing framework to its new organizational structure. For information about the Group’s organizational structure, refer to Information on the company – Organizational changes in 2006. Key responsibilities lie with the following management bodies and committees.

Risk management oversight at the Board level
– Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.

– Boards of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.

– Risk Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile, including the regular review of major risk exposures and the approval of risk limits.

– Audit Committee: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and the performance of the internal and external auditors.

– Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committee and management in fulfilling their responsibilities by providing an objective and independent evaluation of the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level
- Group Executive Management (Group CEO and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.

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

Risk management oversight at the Credit Suisse and Winterthur management levels as of January 1, 2006
– Credit Suisse and Winterthur Executive Management (Chief Executive Officers and Executive Boards): Responsible for implementing the strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.

– Strategic Risk Management (SRM): At Credit Suisse, SRM is an independent function with responsibility for assessing the overall risk profile both on a bank-wide level and for individual businesses, and recommending corrective action if necessary. SRM reports to the Chief Risk Officer of Credit Suisse. At Winterthur, the responsibilities are assigned to its Chief Risk Officer.

– Risk Measurement and Management (RMM): RMM is an independent function responsible for the measurement and reporting of credit risk, market risk, operational risk and economic risk capital data; managing risk limits; and establishing policies on market risk and economic risk capital. RMM reports to the Chief Risk Officer of Credit Suisse. At Winterthur, the respective responsibilities are assigned to the Chief Risk Officer.

– Credit Risk Management (CRM): CRM is an independent function headed by the Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. CRM reports to the Chief Risk Officer of Credit Suisse.

Credit Suisse risk management committees
– Capital Allocation and Risk Management Committee (CARMC) is responsible for supervising and directing the Credit Suisse risk profile on a consolidated basis, recommending risk limits to the Credit Suisse Board of Directors and its Risk Committee and for establishing and allocating risk limits within Credit Suisse. CARMC is also responsible for supervising the development of the Credit Suisse banking businesses’ balance sheets and for reviewing and addressing operational risk issues at Credit Suisse. CARMC meetings focus on the following three topics on a rotating basis: Asset and Liability Management; Position Risk for Market and Credit Risk; and Operational Risk.

– Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement.

– Credit Portfolio & Provisions Review Committee is responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

– Reputational Risk Review Committee is responsible for setting the policy regarding reputational risks within Credit Suisse.

– Divisional Risk Management Committees (RMC): Within the investment banking, private banking and asset management divisions of Credit Suisse, the respective divisional RMC is responsible for supervising and directing the divisional risk profile on a consolidated basis, for establishing and implementing risk management policies, recommending risk limits to CARMC and establishing and allocating risk limits within the division.

Winterthur risk management committees
– Winterthur Risk Management Committee: Responsible for supervising and directing the Winterthur risk profile on a consolidated basis, approving risk management policies, recommending risk limits to the Winterthur Board of Directors and its Risk Committee and establishing and allocating risk limits within Winterthur.

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

– Expense risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;

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

– Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and

– Reputational risk – the risk that the Group’s market or service image declines.

While most businesses are exposed to all risk types, their relative significance varies. Group-wide risk management and measurement approaches are applied where appropriate and meaningful.

Risk limits
Fundamental to risk management is the establishment and maintenance of a sound system of risk limits to control the range of risks inherent in the business activities. The size of the limits reflects the Group’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses.

Credit Suisse Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk-taking. The level of risk incurred by the segments is further restricted by specific limits, for example, with respect to trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities at the banking businesses, private equity and seed money investments, emerging market country exposures, the asset allocation of Winterthur and the reinsurance coverage of Winterthur. Within the businesses, the risk limits are allocated to lower organizational levels, numerous other limits are established to control specific risks and a system of individual counterparty credit limits is used to limit concentration risks.

Economic Risk Capital

Introduction
Economic risk capital represents current market best practice for measuring and reporting all quantifiable risks. It is called “economic” risk capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. Credit Suisse Group uses an economic risk capital model as a consistent and comprehensive risk management tool, which also forms an important element in the capital management and planning process and an element in the performance measurement process.

As the Group’s standard for assessing risk, ERC considerably strengthens the Group’s ability to manage its risk profile on a consolidated basis and to assess the aggregate risk appetite in relation to the financial resources. By providing a common terminology for risk across the Group, ERC has also increased risk transparency and knowledge-sharing across the Group. The ERC model is subject to regular methodology reviews to ensure it appropriately reflects the risk profile of our portfolio in the current market environment.

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

ERC is calculated separately for position risk, operational risk and expense risk. These three risk categories measure very different types of risk:

– Position risk ERC — the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

– Operational risk ERC — the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

– Expense risk ERC — the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

Position risk ERC: This includes all risks associated with the Group’s positions, regardless of whether they translate into balance sheet exposures. The term position risk is not confined to the positions typically held by banks, but also includes the risks associated with the investment portfolios of the Winterthur entities as well as the insurance underwriting risks incurred by the Winterthur entities. In order to represent a comprehensive risk measure, ERC aims to reflect the underlying sources of risk in an integrated way. ERC therefore not only treats all financial positions on a consistent economic basis, ignoring potential differences along other dimensions (for example, in terms of their accounting treatment), but it also does not distinguish between market and credit risks in the conventional way. For example, while the foreign exchange risk associated with a Rouble foreign exchange position is typically treated as a market risk, it is considered an emerging market country risk in the ERC model, because the underlying source of risk is from an emerging market country. Hence, ERC reflects the Group’s risk universe in a way that provides for an integrated measure based on the underlying source of risk, while maintaining sufficient granularity to take account of the different modeling approaches needed to capture the subtleties of the different businesses or risks.

While position risks constitute the most direct and significant source of risk for the Group, ERC also takes account of more indirect risks to the Group’s financial resources. Although these indirect risks may not easily lend themselves to quantification (operational risk) or give rise to challenging conceptual issues (expense risk), they can have a substantial impact on the Group and must therefore be identified, addressed and reflected in the assessment of the Group’s solvency.

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

Expense risk ERC: An economic capital model should take account of the fact that financial organizations do not simply represent warehouses of financial assets but also act as originators and distributors of financial services. Origination, asset management and advisory services have become important sources of firm-wide income as well as firm-wide risks. Although there is widespread recognition that the risk and return characteristics of non-warehouse businesses have profound implications on the need for economic capital and the capacity to bear risks, no industry consensus has emerged as to how exactly to alter the asset-based economic capital calculations (for example, based on Value-at-Risk type calculations) to reflect the non-warehouse businesses. Given the lack of consensus regarding the economic capital needs to cover expense risk, Credit Suisse Group has adopted a pragmatic approach. Specifically, the Group’s expense risk ERC estimates are designed to measure the potential difference between expenses and revenues in a severe market event, excluding the elements captured by position risk ERC and operational risk ERC, using conservative assumptions regarding the earnings capacity and the ability to reduce the cost base in a crisis situation.

Applications
ERC represents Credit Suisse Group’s core top-level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at all levels of the organization. The Board of Directors and senior management at the Group and the segments are regularly provided with ERC estimates, ERC trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

The Group uses ERC in its capital allocation process and related performance measures. Moreover, ERC serves as a reference point for the structured assessment of the Group’s aggregate risk appetite in relation to its financial resources, recognizing that a comprehensive analysis must also take into account factors that are outside the scope of the ERC framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies).

Key position risk trends 2005
Over the course of 2005, the consolidated 1-year, 99% position risk ERC increased by 17% year-on-year. The key movements in the major risk categories in 2005 were as follows:

– Interest rate, credit spread and foreign exchange ERC: +8%, due to higher interest rate and credit spread risk in Institutional Securities and higher foreign exchange risk at Winterthur;

– Equity investment ERC: +39%, due to higher equity trading risk largely from proprietary and derivative exposures in Institutional Securities and higher equity exposures at Winterthur;

– Swiss and retail lending ERC: -1%, due to lower impaired assets in private banking;

– International lending ERC: +41%, due to higher lending risks mainly from increased syndication volumes in Institutional Securities;

– Emerging markets ERC: -3%, mainly from Institutional Securities’ exposures partly offset by a higher US dollar rate used to translate US dollar ERC into Swiss francs;

– Real estate and structured asset ERC: +27%, due to an increase in Institutional Securities’ commercial real estate and asset-backed securities exposures; and

– Insurance underwriting ERC: +1%, due to increased exposures in the Winterthur life insurance business partially offset by lower non-life exposures.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
	Credit Suisse 1)			Winterthur 2)			Credit Suisse Group

December 31, in CHF m	2005	2004	2003	2005	2004	2003	2005	2004	2003

Interest rate, credit spread and FX ERC	2,443	1,879	1,572	2,832	2,808	3,349	4,566	4,224	4,045
Equity investment ERC	2,529	1,743	1,841	1,873	1,544	917	4,082	2,937	2,397
Swiss and retail lending ERC	2,215	2,239	2,375	86	90	100	2,301	2,329	2,475
International lending ERC	3,059	2,151	2,240	33	37	176	3,093	2,188	2,416
Emerging markets ERC	1,443	1,562	1,699	522	454	253	1,965	2,016	1,952
Real estate and structured asset ERC 3)	2,967	2,263	1,849	765	668	637	3,715	2,920	2,473
Insurance underwriting ERC	0	0	0	811	801	695	811	801	695

Simple sum across risk categories	14,656	11,837	11,576	6,922	6,402	6,127	20,533	17,415	16,453

Diversification benefit	(4,215)	(3,435)	(3,178)	(2,558)	(2,246)	(2,189)	(6,651)	(5,568)	(5,053)

Total position risk ERC	10,441	8,402	8,398	4,364	4,156	3,938	13,882	11,847	11,400

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and expense risk ERC need to be considered as well. Note that prior periods data have been restated for methodology changes as described in Economic Risk Capital – Introduction in order to maintain consistency over time.
1) Including Neue Aargauer Bank and the Independent Private Banks.
2) The results for Winterthur only capture shareholder risks.
3) This category comprises the real estate investments of Winterthur, Credit Suisse’s commercial real estate exposures, Credit Suisse’s residential real estate exposures, Credit Suisse's asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk

Overview
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices, commodity prices and other relevant market parameters, such as market volatilities. The Group defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

Credit Suisse Group assumes market risk primarily through trading activities in Credit Suisse and the risk exposures embedded in the insurance businesses’ balance sheets (investment portfolio and interest rate risk associated with the insurance liabilities). Further market risks arise in the other businesses, but to a much lesser extent.

Credit Suisse Group devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from Credit Suisse Group overall down to specific business areas. Credit Suisse Group uses market risk measurement and management methods designed to meet or exceed industry standards. These include both general tools capable of calculating comparable exposures across the Group’s many activities as well as focused tools that can specifically model unique characteristics of certain business areas’ functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are Value-at-Risk (VaR) and scenario analysis. Additionally, the market risk exposures are also reflected in the Group’s ERC calculations described above in the section entitled Economic Risk Capital. The risk management techniques and policies are regularly reviewed to ensure that they remain appropriate.

Value-at-Risk
VaR measures the potential loss in terms of fair value changes over a given time interval under normal market conditions at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from money market and swap transactions, bonds, and interest rate, foreign exchange, equity and commodity options. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates and prices serve as a basis for the statistical VaR model underlying the potential loss estimation. Credit Suisse Group uses a ten-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data to model the risk in its trading portfolios. These assumptions are in agreement with the “Amendment to the Capital Accord to Incorporate Market Risks” published by the Basel Committee on Banking Supervision in 1996 and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated using one-day holding period values.

Credit Suisse has approval from the Swiss Federal Banking Commission, as well as from certain other regulators of its subsidiaries, to use its VaR model in the calculation of trading book market risk capital requirements. Credit Suisse continues to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators and auditors.

Assumptions
Credit Suisse Group uses a historical simulation model for the majority of risk types and businesses within its trading portfolios. Where insufficient data is available for such an approach, an extreme move methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors. The VaR model uses assumptions and estimates that the Group believes are reasonable, but different assumptions or estimates could result in different estimates of VaR.

Limitations
VaR as a risk measure quantifies the potential loss on a portfolio under normal market conditions only. It is not intended to cover losses associated with unusually severe market movements (these are intended to be covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
Credit Suisse Group regularly performs scenario analysis for all of its business areas exposed to market risk in order to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In order to identify areas of risk concentration and potential vulnerability to stress events across the Group, the Group has developed a set of scenarios, which are consistently applied across all business areas. Key scenarios include significant movements in interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management at the Group and the segments are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

Assumptions
Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

Limitations
Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events repeat themselves in exactly the same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

The consolidated primary market risk exposures in the trading portfolios at December 31, 2005, were in the interest rate category, which included exposures to government bonds, interest rate swaps and other interest rate sensitive exposures in the trading portfolios such as exposures to credit spreads. The consolidated primary market risk exposures in the non-trading portfolios at December 31, 2005, were in the interest rate category, which included the interest rate exposures of the insurance segments and the interest rate exposures in the banking books of the banking segments.

Trading portfolios

Risk measurement and management
The Group’s trading portfolios and the associated market risk exposures relate primarily to trading activities in Credit Suisse. The Group’s other banking businesses also engage in trading activities, but to a much lesser extent. VaR information is presented below for Credit Suisse Group as a whole. Separate VaR information is not presented for Credit Suisse because its VaR closely tracks the VaR for Credit Suisse Group.

For the purposes of this disclosure, VaR is used for the trading portfolio, which includes those financial instruments treated as part of the “trading book” for Bank for International Settlements regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing our market risk exposure, not for financial statement purposes.

Credit Suisse Group is active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of its broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and variable, and exposures are generally spread across a diversified range of risk factors and locations.

Development of trading portfolio risks
The table below shows the trading-related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs. As Credit Suisse Group measures trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using the respective daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Credit Suisse Group’s one-day, 99% VaR at December 31, 2005, was CHF 88 million, compared to CHF 63 million at December 31, 2004. In US dollar terms, Credit Suisse Group’s one-day, 99% VaR increased 20% during the year 2005 (USD 67 million at December 31, 2005, versus USD 56 million at December 31, 2004). The increase in VaR primarily reflects changing market opportunities in fixed income markets as well as increased position taking in equity markets. These factors were partially offset by the rollout of market volatility from 2003, leading to less volatile two-year data used to determine VaR. The average VaR for Credit Suisse Group was flat from 2004 to 2005 (CHF 66 million in both years) as its increased exposure was offset by less volatile market data in the model.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR:
	2005						2004

in CHF m	Minimum		Maximum		Average	31.12.05	Minimum		Maximum		Average	31.12.04

Interest rate & credit spread	35.9		77.9		60.5	68.6	38.6		73.9		54.8	46.8
Foreign exchange rate	6.0		30.0		13.4	11.3	10.9		20.6		15.7	19.4
Equity	23.4		62.6		40.7	56.7	23.6		48.4		37.1	39.2
Commodity	0.8		15.5		6.5	10.6	0.5		1.3		0.7	1.0
Diversification benefit	–	1)	–	1)	(54.9)	(59.7)	–	1)	–	1)	(42.1)	(43.5)

Total	48.6		87.6		66.2	87.5	41.8		91.3		66.2	62.9

Disclosure cover all trading books of Credit Suisse Group. Numbers represent 10-day VaR scaled to a 1-day holding period.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

VaR results and distribution of trading revenues
Credit Suisse Group uses backtesting as the primary method to assess the accuracy of the VaR model used for its trading portfolios. Backtesting of the trading portfolio is performed at various organizational levels, from Credit Suisse Group overall down to more specific business areas. The backtesting process compares daily backtesting profit and loss to VaR calculated using a one-day holding period. Profit and loss used for backtesting purposes is a subset of actual trading revenue and includes only the profit and loss effects due to financial market variables such as interest rates, equity prices, foreign exchange rates and commodity prices on the previous night’s positions. It excludes such items as fees, commissions, certain provisions and any trading subsequent to the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have between zero and four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had zero backtesting exceptions in 2005, as shown in the graph below. It is not unusual to have zero backtesting exceptions during periods of low market volatility, as in 2005. The graph below illustrates the relationship between daily backtesting profit and loss, and the daily one-day, 99% VaR for Credit Suisse Group in 2005.

The following histogram compares the trading revenues for 2005 with those for 2004. The trading revenue shown in this graph is the actual daily trading revenue, which includes not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Non-trading portfolios

Risk measurement and management
The market risks associated with the Group’s non-trading portfolios primarily relate to the risk exposures embedded in Winterthur’s balance sheet (investment portfolio and interest rate risk associated with the insurance liabilities) as well as – but to a much lesser extent – the banking books of the banking businesses, which include: asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of the Group’s businesses and the Corporate Center have non-trading portfolios that carry some market risks.

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of Credit Suisse Group are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value. It is not a measure for the potential impact on reported earnings, since the non-trading activities generally are not marked to market through earnings. The results for Winterthur only capture shareholder risks, i.e. excluding policyholder risk. Real estate investments and foreign exchange translation risks are not included in the following analysis.

Development of non-trading portfolio risks
Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 928 million in the value of the non-trading portfolio at December 31, 2005 compared to a decrease of approximately CHF 849 million in the value of the non-trading portfolio at December 31, 2004. The main reasons for the change were increases in equity positions in Winterthur and seed capital and private equity investments in Credit Suisse. These were partially offset by lower equity positions in the Institutional Securities business of Credit Suisse.

Interest rate risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 50 basis point decline in the interest rates of developed nations and a 200 basis point decline in the interest rates of emerging market nations. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 1,420 million in the value of the non-trading portfolio at December 31, 2005 compared to a decrease of approximately CHF 1,490 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was an increase in positions benefiting from a reduction in rates in Credit Suisse, partially offset by the opposite effect at Winterthur in 2005.

Foreign exchange risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% strengthening of the CHF against developed nation currencies and a 20% strengthening of the CHF against emerging market nation currencies. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 368 million in the value of the non-trading portfolio at December 31, 2005 compared to a decrease of approximately CHF 173 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was an increase in foreign exchange exposures in Winterthur in 2005.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 3 million in the value of the non-trading portfolio at December 31, 2005 compared to an increase of approximately CHF 3 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was an increase in energy positions in Credit Suisse.

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

The majority of Credit Suisse Group’s credit risk is concentrated in its investment banking and private banking businesses. The credit risks taken on by Private Banking are generally collateralized and primarily have an operational risk nature. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

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

This credit risk management framework is regularly refined and covers all banking business areas that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

– An individual counterparty and country rating system;

– A transaction rating system;

– A counterparty credit limit system;

– Country and regional concentration limits;

– A risk-based pricing methodology;

– Active credit portfolio management; and

– A credit risk provisioning methodology.

Credit Suisse Group evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers prepare credit requests and assign internal ratings based on their analysis and evaluation of the clients’ creditworthiness and the type of credit transaction. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. The final rating also requires the consideration of qualitative factors relating to the counterparty, its industry and management. Credit Suisse Group has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned a risk rating class. Based on the structure of each transaction, an estimate of expected loss in the event of a counterparty default is also assigned. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow Credit Suisse Group to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section, and are intended to reflect more accurately the situation of the borrower as well as Credit Suisse Group’s interests and priorities in negotiating the extension of credit.

Senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trends analysis into consideration. Credit Suisse Group regularly analyzes its industry diversification and concentration in selected areas.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include current and projected business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness and lawsuits.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or non-interest earning exposure and the exposures are generally managed within credit recovery units. The risk management and credit committees of Credit Suisse Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans
Further information on the lending portfolio of Credit Suisse Group distributed across internal rating classifications is presented below.

The following table sets forth the gross loan exposure:
	Credit Suisse 1) Credit Suisse First Boston			2)	Winterthur 3)			Credit Suisse Group

December 31, in CHF m	2005	2004	2005		2004	2005	2004	2005	2004

Consumer loans
Mortgages	72,905	67,119	0		0	8,249	8,485	78,562	75,604
Loans collateralized by securities	16,261	15,018	0		0	4	4	16,265	15,022
Other	3,008	2,319	827		540	0	0	3,835	2,859

Consumer loans	92,174	84,456	827		540	8,253	8,489	98,662	93,485

Corporate loans
Real estate	26,232	26,135	558		613	1,311	1,376	28,101	28,124
Commercial and industrial loans	37,443	33,126	19,537		13,501	1,433	958	58,302	47,585
Loans to financial institutions	8,214	6,279	7,798		5,351	2,110	2,096	18,122	13,726
Governments and public institutions	1,652	1,898	786		402	2,223	2,101	4,661	4,401

Corporate loans	73,541	67,438	28,679		19,867	7,077	6,531	109,186	93,836

Loans, gross	165,715	151,894	29,506		20,407	15,330	15,020	207,848	187,321

(Unearned income)/deferred expenses, net	118	142	(64)		(32)	11	5	64	116
Allowance for loan losses	(1,735)	(2,438)	(456)		(533)	(51)	(66)	(2,241)	(3,038)

Total loans, net	164,098	149,598	28,986		19,842	15,290	14,959	205,671	184,399

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.
1) The Credit Suisse division comprises the Private Banking and Corporate & Retail Banking segments.
2) The Credit Suisse First Boston division comprises the Institutional Securities and Wealth & Asset Management segments.
3) The Winterhur division comprises the Life & Pensions and Non-Life segments.

Risk mitigation
Credit Suisse Group actively manages its credit exposure utilizing credit hedges and cash and marketable securities for risk mitigation. “Credit hedges” represent the notional exposure that has been transferred to other market counterparties, generally through the use of credit default swaps. Credit hedges are not available for many of its Private Banking counterparties; however, a large portion of the Private Banking lending portfolio is secured with collateral that can readily be liquidated, primarily cash and marketable securities. The tables below illustrate the effects of risk mitigation on loans and undrawn irrevocable credit facilities.

The following table outlines the risk mitigation impact for Credit Suisse:
		Risk mitigation

December 31, 2005, in CHF m	Gross exposure	Credit hedges	Cash and marketable securities	Net exposure

Internal ratings
AAA	1,082	0	(312)	770
AA	17,918	0	(3,900)	14,018
A	38,808	0	(10,410)	28,398
BBB	176,454	0	(68,173)	108,281
BB	9,783	0	(1,864)	7,919
B	11,849	0	(2,899)	8,950
CCC	1,088	0	(548)	540
CC	0	0	0	0
C	0	0	0	0
D	2,784	0	(187)	2,597

Total	259,766	0	(88,293)	171,473

The Credit Suisse division comprises the Private Banking and Corporate & Retail Banking segments.

The following table outlines the risk mitigation impact for Credit Suisse First Boston:
		Risk mitigation

December 31, 2005, in CHF m	Gross exposure	Credit hedges	Cash and marketable securities	Net exposure

Internal ratings
AAA	12,061	0	(240)	11,821
AA	11,951	(1,274)	(3)	10,674
A	36,514	(8,215)	(314)	27,985
BBB	31,109	(7,568)	(1,960)	21,581
BB	14,199	(4,890)	(697)	8,612
B	25,060	(1,413)	(2,690)	20,957
CCC	666	(173)	(33)	460
CC	948	0	0	948
C	595	0	0	595
D	1,919	(1)	0	1,918

Total	135,022	(23,534)	(5,937)	105,551

The Credit Suisse First Boston division comprises the Institutional Securities and Wealth & Asset Management segments.

Loss given default
The tables below present loans, net of risk mitigation, of Credit Suisse Group spread across loss given default (LGD) buckets. LGD represents the expectation of the extent of loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and in certain areas, the type of counterparty. LGD estimates have been developed separately by the Institutional Securities, Private Banking and Corporate & Retail Banking segments based on historical experience. The concentration in BBB rated counterparties with low LGD assumptions largely reflects the Private Banking residential mortgage business, which has a low expected loss. The majority of net loans in Institutional Securities are senior unsecured loans, which have an expected LGD of 55%.

The following table shows an overview of loss given default for Credit Suisse:
		Loss given default buckets

December 31, 2005, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	373	212	0	0	0	0	161
AA	9,894	8,688	0	1	1	0	1,204
A	17,718	15,237	899	7	0	0	1,575
BBB	88,768	39,072	20,147	17,761	2,648	0	9,140
BB	5,498	214	232	904	3,433	2	713
B	6,058	659	54	1,045	3,134	252	914
CCC	316	0	0	16	34	64	202
CC	0	0	0	0	0	0	0
C	0	0	0	0	0	0	0
D	2,462	8	48	0	13	1,635	758

Total	131,087	64,090	21,380	19,734	9,263	1,953	14,667

The Credit Suisse division comprises the Private Banking and Corporate & Retail Banking segments.

The following table shows an overview of loss given default for Credit Suisse First Boston:
		Loss given default buckets

December 31, 2005, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	1,865	0	0	0	1,865	0	0
AA	2,159	117	0	2	2,029	0	11
A	1,087	2	0	2	1,083	0	0
BBB	2,947	0	0	267	2,543	137	0
BB	4,421	0	0	2,010	2,403	8	0
B	3,628	120	0	1,460	2,034	14	0
CCC	338	0	0	118	220	0	0
CC	448	0	0	277	171	0	0
C	580	0	0	264	301	15	0
D	555	0	0	80	475	0	0

Total	18,028	239	0	4,480	13,124	174	11

The Credit Suisse First Boston division comprises the Institutional Securities and Wealth & Asset Management segments.

Non-performing loans
A loan is considered impaired when Credit Suisse Group believes it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is automatically classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. Credit Suisse Group continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the income statement. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At the time a loan is placed on non-performing status and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when Credit Suisse Group determines that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. Credit Suisse Group applies these policies worldwide.

Total impaired loans declined by CHF 1.4 billion for Credit Suisse Group in 2005, as total non-performing loans declined by CHF 884 million and total other impaired loans declined by CHF 469 million. This substantial reduction was a result of the continued favorable credit environment as well as continued important settlements and recoveries.

Potential problem loans
At December 31, 2005 and 2004, the Group had potential problem loans amounting to CHF 1.1 billion and CHF 1.5 billion, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists some doubt in the credit officer’s judgment as to the timing and/or certainty of the repayment of contractual principal.

The following table sets forth the impaired loan portfolio:
	Credit Suisse 1)		Credit Suisse First Boston		2)	Winterthur 3)		Credit Suisse Group

December 31, in CHF m	2005	2004	2005	2004		2005	2004	2005	2004

Non-performing loans	1,157	1,481	143	268		22	22	1,323	1,771
Non-interest earning loans	830	1,259	11	9		4	14	845	1,281

Total non-performing loans	1,987	2,740	154	277		26	36	2,168	3,052

Restructured loans	21	95	55	17		0	5	77	117
Potential problem loans	726	1,077	303	355		47	71	1,074	1,503

Total other impaired loans	747	1,172	358	372		47	76	1,151	1,620

Total impaired loans	2,734	3,912	512	649		73	112	3,319	4,672

Valuation allowances as % of
Total non-performing loans	87.3%	89.0%	296.1%	192.4%		196.2%	183.3%	103.4%	99.5%
Total impaired loans	63.5%	62.3%	89.1%	82.1%		69.9%	58.9%	67.5%	65.0%

1) The Credit Suisse division comprises the Private Banking and Corporate & Retail Banking segments.
2) The Credit Suisse First Boston division comprises the Institutional Securities and Wealth & Asset Management segments.
3) The Winterthur division comprises the Life & Pensions and Non-Life segments.

Credit provisions
Credit Suisse Group maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets, while provisions are included in total liabilities. Credit Suisse Group provides for credit losses based on a regular and detailed analysis of every counterparty, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Credit provisions are reviewed on a quarterly basis by senior management at both the Credit Suisse and the Credit Suisse Group level.

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

Summary of loan valuation allowance experience
Net reductions of the loan valuation allowance in 2005 were CHF 134 million, compared to net additions of CHF 79 million in 2004. The Group experienced net reductions of the loan valuation allowance in 2005 compared to net additions in 2004 due to a significant reduction in new valuation allowances as a result of the improved credit environment as well as the release of valuation allowances no longer required.

The following table sets forth the movements in the allowance for loan losses:
	Credit Suisse 1)		Credit Suisse First Boston		2)	Winterthur 3)		Credit Suisse Group

in CHF m	2005	2004	2005	2004		2005	2004	2005	2004

Balance January 1	2,438	3,113	533	1,383		66	150	3,038	4,646

New provisions	303	422	224	381		26	13	553	816
Releases of provisions	(378)	(300)	(288)	(419)		(21)	(19)	(687)	(737)

Net additions/(releases) charged to income statement	(75)	122	(64)	(38)		5	(6)	(134)	79

Gross write-offs	(677)	(861)	(269)	(839)		(21)	(81)	(967)	(1,781)
Recoveries	34	25	103	32		0	1	136	58

Net write-offs	(643)	(836)	(166)	(807)		(21)	(80)	(831)	(1,723)

Allowances acquired	0	0	0	(24)		0	0	0	(24)
Provisions for interest	(2)	30	72	62		(3)	0	67	92
Foreign currency translation impact and other adjustments, net	17	9	81	(43)		4	2	101	(32)

Balance December 31	1,735	2,438	456	533		51	66	2,241	3,038

1) The Credit Suisse division comprises the Private Banking and Corporate & Retail Banking segments.
2) The Credit Suisse First Boston division comprises the Institutional Securities and Wealth & Asset Management segments.
3) The Winterthur division comprises the Life & Pensions and Non-Life segments.

Insurance risk

Introduction
Protecting Winterthur from insurance risk accumulations, such as natural catastrophe exposure, is a core risk management activity performed within the insurance business. Premiums earned by selling insurance policies are invested to cover claims occurring at a future date, sometimes many years later. Therefore, Winterthur strives to:

– Manage and limit insurance risk, for example, by using reinsurance contracts;

– Manage the financial market risks associated with the assets and liabilities (reserves); and

– Manage and control the risks associated with their respective assets and reinsurance contracts.

Asset accumulation by insurance companies results predominantly from premiums being paid earlier than claims are settled. The resulting time differences, which may exceed 50 years for the annuity business, have implications for risk management. First, funds have to be invested in assets in such a way that they generate cash flows in line with the anticipated cash outflows embedded in the liability structure. Second, product-specific characteristics, such as maturity, profit-participating bonuses and inflation-dependent insurance claims, must be treated appropriately.

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

A well-diversified insurance portfolio with many business lines spread over many policyholders might, nevertheless, be vulnerable to natural hazards. In such circumstances, the portfolios, although well-diversified, can be exposed to a large accumulation of risk. If adequate reinsurance protection were not in place, substantial losses could be triggered by a single natural catastrophe. Non-Life therefore uses reinsurance to limit the loss triggered by a single event. In 2005, reinsurance treaties in place in Europe covered losses exceeding CHF 50 million up to a limit of CHF 250 million, which corresponds to a one in 100 years catastrophe event. For North America, reinsurance treaties covered losses exceeding USD 25 million (USD 15 million loss deductible plus an additional yearly aggregate deductible of USD 10 million) up to a limit of USD 140 million, which corresponds to a one in 250 years catastrophe event. However, in certain cases additional exposure is accepted, for example through the Swiss Elemental Perils Pool (which is a pool set up by private insurers in order to spread the burden of natural catastrophes risk such as flooding and inundations, storms, hail, avalanches etc.), as part of the strategy.

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

Expense risk

Expense risk is the risk that the Group’s non-position-related revenues could fall short of ongoing expenses, which could occur in the event of a major market contraction. Expense risk excludes the revenue and expense elements captured by the other risk categories.

The ability to cover the expense base after an adverse event is crucial for an orderly continuation of the Group’s activities – possibly on a reduced level – in the event of a financial crisis. While many economic capital models do not include this risk, Credit Suisse Group believes that it is prudent to consider this risk when assessing the Group’s capital needs.

Expense risk is linked to the price and activity levels in the financial markets. The price level in the financial markets is relevant for the fee and commission income derived from the management of clients’ investment portfolios. The activity level in financial markets is the key driver for brokerage commissions, underwriting commissions and advisory fees. Expense risk varies across the Group’s businesses, depending on the cost/income ratio, the likely stability of the revenue stream and the ability to reduce expenses in a crisis.

Liquidity and funding risk

Liquidity and funding risk is defined as the risk that the Group will not be able to fund assets or meet obligations at a reasonable price or, in case of extreme market disruptions, at any price. Following the merger of Credit Suisse and Credit Suisse First Boston, the former individual treasury units have been centralized within Global Treasury, which is responsible for liquidity, funding as well as capital management. In addition, liquidity and funding risks, policies and practices are overseen by CARMC.

Credit Suisse Group manages its funding requirements based on business needs, regulatory requirements, rating agency criteria, tax, capital, liquidity and other considerations. Although the Group operates through separate legal entities, liquidity needs must be satisfied on a Credit Suisse Group consolidated basis and, in the case of banking units, on both a consolidated and stand-alone basis. Winterthur legal entities must satisfy liquidity requirements under insurance laws. Accordingly, Credit Suisse Group – as obligor or guarantor for a range of finance subsidiaries in various jurisdictions – as well as Credit Suisse and Winterthur, at the legal entity level, have independent sources of funding. Structures and processes are in place at the legal entity levels to manage the relevant liquidity risks and to ensure appropriate liquidity profiles under various stress scenarios. In addition, Credit Suisse has established a three-stage framework for contingency planning, including the specific actions that would be taken in the event of a liquidity crisis.

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

Operational risk is inherent in most aspects of the Group’s activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Group therefore manages operational risk differently from market and credit risk. The Group believes that effective management of operational risks requires ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Group, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

Each segment takes responsibility for its own operational risks and has a dedicated operational risk function. In addition, the Group has established central teams that focus on the coordination of consistent policy, tools and practices throughout Credit Suisse for the management, measurement, monitoring and reporting of relevant operational risks. These teams are also responsible for the overall operational risk measurement methodology and capital calculations. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

In addition to the quarterly firm-level CARMC meetings on operational risk, regular operational risk committees meet at the segment level, with representation from senior staff in all the relevant functions. Both Credit Suisse and Winterthur utilize a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include: risk and control self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting.

Credit Suisse Group has employed the same methodology to calculate the economic risk capital for operational risk since 2000, and plans to use a similar methodology for the Advanced Measurement Approach under the Basel II Accord. This methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that the Group currently faces. Groups of senior staff review each scenario and discuss how likely it is to occur and the likely severity of loss if it were to happen. Internal and external loss data, along with certain business environment and internal control factors (for example, control self-assessment results, key risk indicators) are used as significant inputs into these discussions. Based on the output from these meetings, the Group enters the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario, incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Legal risk

The Group faces significant legal risks in its segments and business areas. The financial services industry is operating in a challenging legal and regulatory environment with increased scrutiny from regulators and clients around the world. The volume and amount of damages claimed in litigation, and the penalties and fines sought by regulators, against financial services firms are increasing substantially.

Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which the Group acts as principal; potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which the Group acts as underwriter, placement agent or financial adviser; potential liability for the “fairness opinions” and other advice the Group provides to participants in corporate transactions; disputes over the terms and conditions of complex trading arrangements; disputes over sales and trading practices; and disputes concerning the adequacy or enforceability of documents relating to some of the Group’s transactions. The Group faces the possibility that counterparties in complex or risky trading transactions will claim that it improperly failed to inform them of the risks or that they were not authorized or permitted to enter into these transactions with the Group and that their obligations to the Group are not enforceable. The Group is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

For more information on legal risks we face, refer to Item 3 – Key Information – Risk factors and Item 4 – Information on the Company – Regulation and supervision in Supplemental Information 2005.

The Group seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the legal and compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting the Group’s operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. The Group may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application.

Reputational risk

Credit Suisse Group’s policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to Credit Suisse Group’s reputation.

Reputational risks may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for Credit Suisse Group, the relevant business proposal is required to be submitted to the Reputational Risk Review Process. This involves a vetting of the proposal by senior management, and its subsequent referral to one of the Reputational Risk Approvers, each of whom is independent of the business segments and who have authority to approve, reject, or impose conditions on Credit Suisse Group’s participation.

Consolidated financial statements Consolidated statements of income
Year ended December 31, in CHF m	Reference to notes	2005	2004	2003

Interest and dividend income	6	40,928	30,953	28,341
Interest expense	6	(29,335)	(19,006)	(16,637)

Net interest income	6	11,593	11,947	11,704

Commissions and fees	8	14,617	13,577	12,917
Trading revenues	7	7,507	4,559	3,528
Realized gains/(losses) from investment securities, net	11	1,489	1,143	1,527
Insurance net premiums earned	9	20,970	20,580	21,443
Other revenues	8	4,456	3,333	1,396

Total noninterest revenues		49,039	43,192	40,811

Net revenues		60,632	55,139	52,515

Policyholder benefits, claims and dividends	8	23,569	22,295	24,184
Provision for credit losses	13	(140)	78	600

Total benefits, claims and credit losses		23,429	22,373	24,784

Insurance underwriting, acquisition and administration expenses		4,307	4,103	4,419
Banking compensation and benefits	8	13,971	11,951	11,042
Other expenses	8	9,672	8,395	8,949
Goodwill impairment	15	0	0	1,510
Restructuring charges	26	4	85	135

Total operating expenses		27,954	24,534	26,055

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		9,249	8,232	1,676

Income tax expense/(benefit)	29	1,356	1,421	(11)
Dividends on preferred securities for consolidated entities		0	0	133
Minority interests		2,030	1,127	(31)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes		5,863	5,684	1,585

Income/(loss) from discontinued operations, net of tax	4	(27)	(50)	(256)
Extraordinary items, net of tax		0	0	7
Cumulative effect of accounting changes, net of tax		14	(6)	(566)

Net income		5,850	5,628	770

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	28	5.18	4.85	1.34
Income/(loss) from discontinued operations, net of tax	28	(0.02)	(0.04)	(0.22)
Extraordinary items, net of tax	28	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	28	0.01	(0.01)	(0.49)

Net income available for common shares	28	5.17	4.80	0.64

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	28	5.03	4.79	1.32
Income/(loss) from discontinued operations, net of tax	28	(0.02)	(0.04)	(0.22)
Extraordinary items, net of tax	28	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	28	0.01	0.00	(0.48)

Net income available for common shares	28	5.02	4.75	0.63

Consolidated balance sheets
December 31, in CHF m	Reference to notes	2005	2004

Assets
Cash and due from banks		27,577	25,648
Interest-bearing deposits with banks		6,143	4,947
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	10	352,281	267,169
Securities received as collateral		23,950	20,289
Trading assets (of which CHF 151,793 m and CHF 110,047 m encumbered)	7	435,250	346,469
Investment securities (of which CHF 2,456 m and CHF 2,346 m encumbered)	11	121,565	100,365
Other investments	12	20,736	22,258
Loans, net of allowance for loan losses of CHF 2,241 m and CHF 3,038 m	13	205,671	184,399
Premises and equipment	14	7,427	7,231
Goodwill	15	12,932	11,564
Intangible assets	16	3,091	3,689
Assets held for separate accounts		11,875	4,490
Other assets (of which CHF 4,860 m and CHF 4,785 m encumbered)	18	110,554	90,967
Total assets		1,339,052	1,089,485

Liabilities and shareholders' equity
Deposits	20	364,238	299,341
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10	309,803	239,724
Obligation to return securities received as collateral		23,950	20,289
Trading liabilities	7	194,225	150,130
Short-term borrowings		19,472	15,343
Provisions from the insurance business	21	148,414	137,161
Long-term debt	24	132,975	106,261
Liabilities held for separate accounts		11,875	4,489
Other liabilities	25	84,135	74,296
Minority interests		7,847	6,178

Total liabilities		1,296,934	1,053,212

Common shares		624	607
Additional paid-in capital		24,639	23,435
Retained earnings		24,584	20,501
Treasury shares, at cost		(5,823)	(4,547)
Accumulated other comprehensive income/(loss)	27	(1,906)	(3,723)

Total shareholders' equity		42,118	36,273

Total liabilities and shareholders' equity		1,339,052	1,089,485

Commitments and contingencies refer to notes 29, 34 and 42.

Statement of changes in shareholders’ equity
in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income/ (loss)	Total

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)	(1,256)	34,178

Net income	–		–	–	770	–	–	770
Other comprehensive income/(loss), net of tax	–		–	–	–	–	(1,263)	(1,263)
Issuance of common shares	5,114,194		5	14	–	–	–	19
Issuance of treasury shares	182,622,865		–	–	–	6,913	–	6,913
Repurchase of treasury shares	(191,245,719)		–	–	–	(7,009)	–	(7,009)
Share-based compensation	17,813,303		–	(844)	–	1,339	–	495
Net premium/discount on treasury share and own-share derivative activity	–		–	(1)	–	–	–	(1)
Cash dividends paid	–		–	–	(111)	–	–	(111)

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income	–		–	–	5,628	–	–	5,628
Other comprehensive income/(loss), net of tax	–		–	–	–	–	(1,204)	(1,204)
Issuance of common shares	18,900,303		11	65	–	–	–	76
Issuance of treasury shares	343,821,036		–	(34)	–	15,245	–	15,211
Repurchase of treasury shares	(403,834,466)		–	–	–	(17,950)	–	(17,950)
Share-based compensation	21,569,660		–	(220)	–	1,302	–	1,082
Repayment out of share capital 1)	–		(599)	8	–	–	–	(591)
Other	–		–	30	–	–	–	30

Balance December 31, 2004	1,110,819,481	2)	607	23,435	20,501	(4,547)	(3,723)	36,273

Net income	–		–	–	5,850	–	–	5,850
Other comprehensive income/(loss), net of tax	–		–	–	–	–	1,817	1,817
Issuance of common shares	33,845,949		17	1,225	–	–	–	1,242
Issuance of treasury shares	204,885,180		–	(40)	–	10,792	–	10,752
Repurchase of treasury shares	(265,256,516)	3)	–	–	–	(13,929)	–	(13,929)
Share-based compensation	41,066,089		–	19	–	1,861	–	1,880
Cash dividends paid	0		0	0	(1,767)	0	0	(1,767)

Balance December 31, 2005	1,125,360,183	4)	624	24,639	24,584	(5,823)	(1,906)	42,118

1) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
2) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
3) Includes 26,152,200 shares repurchased in connection with Credit Suisse Group's share buyback program.
4) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income
Year ended December 31, in CHF m	2005	2004	2003

Net income	5,850	5,628	770
Other comprehensive income/(loss)	1,817	(1,204)	(1,263)

Comprehensive income/(loss)	7,667	4,424	(493)

Consolidated statements of cash flows
Year ended December 31, in CHF m	2005	2004	2003

Operating activities of continuing operations
Net income	5,850	5,628	770
(Income)/loss from discontinued operations, net of tax	27	50	256

Income from continuing operations	5,877	5,678	1,026

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,536	1,597	4,426
Provision for credit losses	(140)	78	600
Deferred tax provision	(398)	(74)	(667)
Restructuring charges	4	85	135
Change in technical provisions from the insurance business	9,727	6,838	5,451
(Gain)/loss from investment securities	(1,489)	(1,143)	(1,527)
Share of net income from equity method investments	(230)	(199)	(45)
Cumulative effect of accounting changes, net of tax	(14)	6	566
Receivables from the insurance business	569	953	263
Payables from the insurance business	(672)	(1,559)	1,166
Trading assets and liabilities	(11,625)	(51,872)	(9,618)
Deferred policy acquisition costs	(308)	(454)	(163)
(Increase)/decrease in accrued interest, fees receivable and other assets	(31,155)	(26,558)	(19,542)
Increase/(decrease) in accrued expenses and other liabilities	6,470	18,094	(8,020)
Other, net	919	783	2,179

Total adjustments	(26,806)	(53,425)	(24,796)

Net cash provided by/(used in) operating activities of continuing operations	(20,929)	(47,747)	(23,770)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(955)	(2,289)	(6,937)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(47,128)	(30,008)	(9,804)
Purchase of investment securities	(72,180)	(52,522)	(117,062)
Proceeds from sale of investment securities	45,771	36,342	55,051
Maturities of investment securities	13,275	20,877	46,595
Investments in subsidiaries and other investments	(2,933)	(4,551)	(3,336)
Proceeds from sale of other investments	1,891	4,028	2,884
(Increase)/decrease in loans	(19,692)	(12,907)	(4,777)
Proceeds from sales of loans	3,000	1,294	5,660
Capital expenditures for premises and equipment and intangible assets	(1,083)	(1,058)	(880)
Proceeds from sale of premises and equipment and intangible assets	62	461	240
Other, net	(76)	4	(519)

Net cash provided by/(used in) investing activities of continuing operations	(80,048)	(40,329)	(32,885)

Consolidated statements of cash flows – continued
Year ended December 31, in CHF m	2005	2004	2003

Financing activities of continuing operations
Increase/(decrease) in deposits	44,822	46,354	46,886
Increase/(decrease) in short-term borrowings	2,404	2,088	(677)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	37,065	21,163	4,107
Issuances of long-term debt	54,415	42,711	23,782
Repayments of long-term debt	(35,795)	(15,491)	(26,255)
Issuances of common shares	4	76	19
Issuances of treasury shares	10,752	15,211	6,913
Repurchase of treasury shares	(13,929)	(17,950)	(7,009)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(1,794)	(609)	(273)
Other, net	1,081	(2,176)	733

Net cash provided by/(used in) financing activities of continuing operations	99,025	91,377	48,226

Effect of exchange rate changes on cash and due from banks	3,929	(2,502)	(2,580)

Discontinued operations (revised) 1)
Net cash provided by/(used in) operating activities of discontinued operations	19	(17)	2,161
Net cash provided by/(used in) investing activities of discontinued operations	(67)	(17)	(2,441)
Net cash provided by/(used in) financing activities of discontinued operations	0	0	12
Proceeds from sale of stock by subsidiaries	0	84	7,615

Net increase/(decrease) in cash and due from banks	1,929	849	(3,662)

Cash and due from banks at beginning of financial year	25,648	24,799	28,461

Cash and due from banks at end of financial year	27,577	25,648	24,799

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	2,086	1,662	1,176
Cash paid during the year for interest	28,363	18,905	16,730

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	729	161	573
Fair value of liabilities assumed	549	76	472

Assets and liabilities sold in business divestitures
Assets sold	0	1,002	41,600
Liabilities sold	0	904	34,164

1) Further details see Note 4.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements

1 Summary of significant accounting policies

The accompanying consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net income or shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46R). The effects of intercompany transactions and balances have been eliminated.

The Group accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Group holds 20% to 50% of the voting rights, using the equity method of accounting under Other investments . The Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in Other revenues .

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. At the balance sheet date, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statement of income.

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in Accumulated other comprehensive income/(loss) (AOCI) within Total shareholders’ equity .

Cash and cash equivalents
Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

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

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheet at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense , respectively, on an accrual basis.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, loans and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item. Regular-way security transactions are recorded on a trade-date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used, when available, to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of the premium/discount arising at acquisition of debt securities, are recorded in Trading revenues .

Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheet regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, the embedded feature is accounted for separately at fair value, with changes in fair value recorded in the consolidated statement of income. Once separated, the derivative is recorded in the same line item in the consolidated balance sheet as the host instrument.

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

The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains and losses evident at the inception of the contracts so that no gain or loss is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

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

For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in Trading revenues .

When the Group discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the consolidated balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statement of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI . These amounts are reclassified into the consolidated statement of income when the variable cash flow from the hedged item impacts earnings (e.g. when periodic settlements on a variable rate asset or liability are recorded in the consolidated statement of income or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in Trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statement of income in the same period or periods during which the formerly hedged transaction is reported in the consolidated statement of income. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried on the consolidated balance sheet at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statement of income.

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

Investment securities
Investment securities include debt securities classified as held-to-maturity and debt and marketable equity securities classified as available-for-sale. In addition, non-marketable equity securities held in the insurance business are also classified as available-for-sale. Regular-way security transactions are recorded on a trade date basis.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI within Total shareholders’ equity . Amounts reported in AOCI are net of income taxes and, in the insurance businesses, adjustments to insurance policyholder liabilities, deferred policy acquisition costs and present value of future profits (shadow adjustments).

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the consolidated statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in market interest rates to the extent the Group has the intent and ability to hold the debt security for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Recognition of an impairment loss on equity securities is recorded in the consolidated statement of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.

Unrealized losses are recognized in the consolidated statement of income when a decision has been taken to sell a security.

Shadow adjustments reflect the impact of unrealized gains and losses on investment securities, net of taxes, as if the investment securities had been sold on the balance sheet date and the gains and losses had been realized.

Other investments
Other investments include equity method investments and non-marketable equity securities of the banking business such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Group’s subsidiaries that are considered investment companies or broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the consolidated statement of income. The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Real estate held for investment is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

Loans

Loans held-to-maturity
Loans which are held until maturity or for the foreseeable future are carried at outstanding principal balances and past due interest, net of unamortized premiums, and discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are generally amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statement of income in Provision for credit losses and in Interest income (for provisions on past due interest).

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans that have been specifically identified as impaired. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities . Changes in the estimated calculation of losses for lending-related commitments are recorded in the consolidated statement of income in Provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of estimated future cash flows. For collateral dependent impaired loans, impairment charges are measured using the value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statement of income. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established as necessary.

A loan can be further downgraded to noninterest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously charged off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount if necessary, and the loan is then charged off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and noninterest earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.

Generally, a non-performing loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Lease financing transactions where the Group is the lessor are classified as Loans. Unearned income is amortized to Interest and dividend income over the lease term using the effective interest method.

Loans held-for-sale
Loans, which the Group has the intent and ability to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in Other assets .

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only after acquisition if the Group’s estimate of cash to be received decreases below the estimate that existed at the time of acquisition. Increases in the estimated expected recovery is recorded as a reversal of allowances (if any) and then recognized as an adjustment of the effective yield of the loan.

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful lives, generally three to five years.

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

The Group reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment , and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset’s estimated useful life or the lease term.

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

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized.

Present value of future profits
The present value of future profits (PVFP) is the actuarially determined present value of anticipated profits to be realized from life and health insurance in force at the date of the Group’s acquisition of insurance businesses. Interest accrues on PVFP based upon the earned rate or credited rate. PVFP is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium-paying period in proportion to premiums for other traditional life products.

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

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Group evaluates Premises and equipment and Other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

In the insurance business, PVFP is periodically evaluated for recoverability. If the present value of future gross margins/profits from the insurance business acquired is insufficient to recover PVFP, the difference is charged to expense as a write-down of the PVFP.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the balance sheet date and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in Other assets and Other liabilities , respectively. Income tax expense or benefit is recorded in Income tax expense/(benefit) , except to the extent the change relates to transactions recorded directly in Total shareholders’ equity . Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

Assets and liabilities held for separate accounts
Separate account assets are measured at fair value and are reported as a summary total, with an equivalent summary total reported for the related liabilities. Separate accounts must be legally recognized, the assets supporting the contractual liabilities must be legally insulated from the general account liabilities and funds are invested as directed by the policyholder. Furthermore, all investment performance must be passed through to the individual policyholder. Contracts not meeting the specific criteria are treated as general account assets and liabilities. Assets related to such contracts are recorded as Trading assets , with changes in fair value recorded in Trading revenues . Policyholder liabilities, representing the fair value of the related assets, are recorded in future policyholder benefits.

Net revenues from the separate account business are included in Other revenues . In some countries, contracts offer additional guaranteed benefits. Provisions for such guarantees are recorded in Provisions from the insurance business .

Other assets

Derivative instruments used for hedging
Derivative instruments are carried at fair value. The fair values of derivative instruments held for hedging are included as Other assets or Other liabilities in the consolidated balance sheet. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in Trading revenues .

Deferred policy acquisition costs
Policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs. Acquisition costs that vary with and are directly related to the acquisition of insurance contracts are deferred to the extent they are deemed recoverable from future profits on the related contracts. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. When deferred policy acquisition costs (DAC) are not considered recoverable, they are written off to income and, if required, a premium deficiencies reserve is established by a charge to income.

DAC on participating traditional life products are amortized over the life of the insurance contracts in proportion to the estimated gross margins. DAC on other traditional life products are amortized over the premium-paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policyholder benefits. DAC on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of DAC for revisions to estimated gross margins or profits for all insurance contracts is reflected in the current period. DAC related to participating traditional life products and non-traditional life products are adjusted for the impact on estimated gross margins or profits of net unrealized gains and losses on securities. DAC for non-life products are amortized over the periods in which the premiums are earned. Amortization of DAC is recorded in Insurance underwriting, acquisition and administration expenses.

Life settlement contracts
Life insurance policies purchased for investment or trading purposes are recorded at their cash surrender value and are included in Other Assets. Premiums paid on such policies after their acquisition are capitalized for increases in cash surrender value with the remaining amount recorded in Other Expenses.

Reinsurance recoverables
Reinsurance recoverables include the balances due from reinsurance agreements for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future policy benefits and benefits paid and unpaid. Allowances are recorded when reinsurance recoverables are deemed unrecoverable.

Provisions from the insurance business

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

The provision for future policyholder benefits also includes liabilities for non-traditional life products for which the assets cannot be legally segregated. The provision is equal to the account value, which represents deposits received and the allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Provisions for future policyholder benefits also include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to life products, where the investment risk is borne by the policyholder, annuitization options as well as sales inducements; such liabilities are calculated based on contractual obligations using actuarial assumptions. An additional liability for annuitization benefits is accrued over the period of the contract. The liability is calculated as the difference between the present value of expected annuitization payments using the current annuity conversion rate and the expected account balance at the expected annuitization date multiplied by the proportion of assessments made to expected total assessments. Contractually agreed sales inducements to policyholders include persistency bonuses and are recorded as expenses over the period in which the insurance contract must remain in force to qualify for the inducement.

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

Provision for future dividends to policyholders
Dividends on participating traditional life products are accrued when earned and computed in accordance with local statutory or contractual requirements. The provision for future dividends to policyholders also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between the consolidated financial statements and the local statutory financial statements that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for future dividends to policyholders is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholders will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Provision for unpaid losses and loss adjustment expenses
Losses and loss adjustment expenses (LAE) are recorded as incurred. The provision is comprised of estimates of the unpaid portion of the reported losses and loss adjustment expenses as well as estimates of the amount of losses incurred but not yet reported (IBNR). Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain provisions for unpaid losses and LAE for which the payment pattern and the ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the risk-free rate.

Reinsurance
Contracts providing for indemnification against loss or liability relating to insurance risk are accounted for as reinsurance. Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits. Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Other liabilities

Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in Other liabilities , at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post retirement benefit plans. The measurement date used by the Group to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations that require significant judgment and estimate by Group management. The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy. The expected rate of return for insured plans is determined based on the guaranteed interest on the insurance contract plus an estimate of the expected participation of the pension fund in the investment returns of the insurer in excess of the minimal contractual interest rate. The discount rate is determined based on published high-quality long-term corporate bonds indices which most accurately reflect the amount and timing of benefits expected to be paid to plan participants. In countries where there is no deep market in high-quality long-term corporate bonds, government bonds (adjusted by a risk premium to reflect the additional risk for corporate bonds) are used as a proxy. Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs.

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

The Group recognizes an additional minimum liability at each measurement date for the excess of the accumulated benefit obligation over the fair value of plan assets as an intangible asset to the extent there are unrecognized prior service costs, with any remaining difference, net of tax, being reflected in AOCI.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.

Share-based compensation
Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, for shares granted as compensation in relation to the annual bonus that vested immediately upon grant, compensation expense was recognized in the applicable performance year in which the award was earned. For shares granted as retention incentive awards, compensation expense was recognized over the required service period on a straight-line basis. For share awards granted, compensation expense was measured based on the number of shares granted and the current market value of the share at the date of grant. No compensation expense was generally recognized for share options because they were granted with an exercise price greater than or equal to the market price at the date of grant.

Through December 31, 2004, the Group accounted for all equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, at fair value in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123” (SFAS 148). Compensation expense was measured at the grant or modification date based on the fair value of the award and recognized in the consolidated statement of income over the required service period on a straight-line basis. Share options outstanding as of December 31, 2002, if not subsequently modified, continued to be accounted for under APB 25.

Effective January 1, 2005, the Group early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), “Accounting for Stock-based Compensation” (SFAS 123R). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statement of income over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005, that were previously accounted for under APB 25, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis.

Compensation costs for share-based equity awards with only a service condition that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, upon adoption of SFAS 123R, recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement.

The Group has certain option plans outstanding, primarily related to the years 1999 and prior, which include a cash settlement feature. For those plans, liability award accounting will continue to be applied until settlement of the awards.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123. The company adopted SFAS 123R using the modified prospective method, and prior-year figures have not been restated.
Year ended December 31, in CHF m, except the per share amounts	2004	2003

Net income - as reported	5,628	770
Add: share-based compensation expense included in reported net income/(loss), net of related tax effects	702	740
Deduct: total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(702)	(761)

Net income - pro forma	5,628	749

Net income available for common shares for basic EPS - pro forma	5,455	727

Net income available for common shares for diluted EPS - pro forma	5,744	727

Basic earnings per share - as reported	4.80	0.64
Basic earnings per share - pro forma	4.80	0.62

Diluted earnings per share - as reported	4.75	0.63
Diluted earnings per share - pro forma	4.75	0.62

Own shares and own bonds
The Group may buy and sell own shares, own bonds, and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as Treasury shares , resulting in a reduction to Total shareholders’ equity . Derivatives on own shares are recorded as assets or liabilities or as equity. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in Total shareholders’ equity are excluded from the consolidated statement of income. Purchases of own bonds are recorded as an extinguishment of debt.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities are accrued and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in Interest and dividend income . Refer to the “Loans” section above for detailed information on interest on loans.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period, respectively, that the related service is provided. Performance-related fees are recognized at the end of the measurement period when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

Insurance net premiums earned and other revenues from business classified as deposit accounting
Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period for which cover-age is provided.

Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion being deferred in the consolidated balance sheet as unearned premiums.

Other revenues include fees and net revenues from deposit business. Net revenues from deposit business represent the revenues from non-traditional life insurance contracts used to cover the costs and the insurance risks of the underlying policies.

Investment income credited to policyholders represents investment income relating to assets backing investment-type products, e.g. unit-linked products, which is ultimately allocated to the policyholders.

2 Recently issued accounting standards

Recently adopted accounting standards

Consolidation
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that are modified. The guidance is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The provisions of EITF 04-5 in effect during 2005 did not have a material impact on the Group’s financial position, results of operations or cash flows.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The changes to EITF 96-16 and the provisions of FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial position, results of operations or cash flows.

At January 1, 2006, the Group expects an increase of approximately CHF 8.2 billion to its assets and liabilities, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 2005 as a result of adopting EITF 04-5 and FSP SOP 78-9-1.

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46), which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Group’s adoption of FIN 46 was an after-tax loss of CHF 15 million reported separately in the consolidated statement of income as the Cumulative effect of accounting changes, net of tax . The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIEs at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated statement of financial condition and the amount of previously recognized interest represents the cumulative effect. As a result of the adoption of FIN 46R as of March 31, 2004, the Group consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46R was reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 6 million. In addition, the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. See note 36 for additional information regarding VIEs.

Share-based compensation
In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed in Note 1. The Group early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method. The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures are included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the SEC staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. Based on a review of relevant share-based awards granted during 2005, the Group had previously concluded that the most appropriate service period to be used for expensing those awards is the vesting period. As a result of the December 2005 guidance and based on subsequent discussions with the SEC staff, the Group recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflects the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represented the recognition of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expenses over the period from grant date to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

Loans
In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows over cash flows expected to be collected through an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Investment securities
In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1), which also discussed the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” The impairment recognition guidance of EITF 03-1 was subsequently amended through the publication of FSP No. FAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1), but the disclosure requirements promulgated under EITF 03-1 were retained in FSP FAS 115-1. The Group has adopted the disclosure requirements of EITF 03-1. See note 11 for additional information.

Derivatives
In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149), which amended and clarified the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivatives and Hedging Activities” (SFAS 133). Specifically, SFAS 149 clarified the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003, which the Group determined contained a financing element at inception and where the Group was deemed the borrower, have been included as a separate component within Cash flows from financing activities . Prior to July 1, 2003, these derivative instruments were included within Cash flows from operating activities . The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Pensions
In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (SFAS 132R). SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R was effective for financial statements with fiscal years ending after December 15, 2003, and the interim disclosures have been required for periods beginning after December 15, 2003. The Group has adopted the new disclosure requirements of SFAS 132R. See note 32 for additional information.

Classification of liabilities and equity
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for an issuer’s classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003, the Group adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Group ’s financial position, results of operations or cash flows.

Asset retirement obligations
In June 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations” (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 became effective for fiscal years beginning after June 15, 2002. The effect of initially adopting SFAS 143 was reported as a cumulative effect of a change in accounting principle in the 2003 results of operations as an after-tax loss of CHF 21 million.

Insurance
In July 2003, the AICPA issued SOP No. 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). The most significant accounting implications of SOP 03-1 for the Group are as follows: (i) for contracts containing an annuitization benefit option contract feature, an additional liability is established, if a provision for such a contract feature is not required under other applicable accounting standards and if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date; (ii) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities, when specified criteria are not met; (iii) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (iv) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (v) recognizing contract holder liabilities for persistency bonuses and other sales inducements; and (vi) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period. The Group early adopted SOP 03-1 as of January 1, 2003. The effect of initially adopting SOP 03-1 was reported as a cumulative effect of a change in accounting principle in the 2003 results of operations in the amount of CHF 530 million, net of taxes. This charge was caused primarily by the impact of establishing additional liabilities for certain group pension and individual life insurance contracts with annuitization options, reclassifying certain separate account assets to the general account and applying the respective valuation principles, establishing liabilities for sales inducements and increasing reserves for guaranteed minimum death benefits.

Standards to be adopted in future periods
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group expects no immediate impact on its financial condition, results of operations or cash flows upon adoption of SFAS 154.

In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract. Modifications that result from the election by the contract holder that were within the original contract are not internal replacements subject to SOP 05-1. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting SOP 05-1.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments that contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the income statement. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 will be effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, but early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 will allow limited retrospective application for existing bifurcated hybrid financial instruments. The Group is currently evaluating the potential impact from adoption of SFAS 155.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amends SFAS 140. SFAS 156 will require that all separately recognized servicing rights after the effective date be initially measured at fair value, and will permit separately recognized servicing rights to be accounted for at fair value in subsequent periods, with changes in fair value recognized in the income statement. SFAS 156 will permit an irrevocable election to apply fair value accounting for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the way the economic risks are managed. SFAS 156 will be effective on a prospective basis for fiscal years beginning after September 15, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 will also allow limited retrospective application for existing separately recognized servicing rights. The Group is currently evaluating the potential impact from adoption of SFAS 156.

3 Business developments and subsequent events

The Group’s significant divestitures for the years ended December 31, 2005, 2004 and 2003 are discussed below.

Divestitures
On November 30, 2005, the Group announced the sale of Winterthur Canada Financial Corporation and its Non-Life Canadian subsidiary, Citadel General Assurance Company, to AXA Canada. Effective March 2, 2006, the Group finalized the sale. The sale price of CHF 350 million was paid in cash.

In July 2005, the Group signed an agreement to transfer the H.S. Weavers portfolio from the UK branch of its Non-Life segment to Tenecom Ltd. (Tenecom), a UK subsidiary of National Indemnity Company. This transfer is subject to the approval of the UK High Court of Justice. Its effect will be to transfer all of the liabilities of the H.S. Weavers portfolio and the reinsurance assets backing those liabilities to Tenecom. Both parties to the transaction agreed not to disclose the price and conditions of the transfer. For further information related to H.S. Weavers, see note 9.

In December 2004, the Group agreed to sell its 19.9% stake in the private equity activities of Warburg Pincus, which it acquired in July 1999. The investment was repurchased by Warburg Pincus with effect from January 1, 2005. In connection with this transaction, the Group recorded a pre-tax loss of CHF 157 million, which comprises a CHF 32 million loss compared to the carrying value at the time of the sale and a foreign exchange loss of CHF 125 million recognized earlier as a reduction to equity.

Effective November 22, 2004, the Group finalized the divestiture of one of its two Non-Life Canadian operations, L’Unique Compagnie d’Assurances Générales, based in Quebec, to La Capitale Assurances Générales, Inc. The sale price was CHF 46 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 7 million.

Effective August 11, 2004, the Group’s Belgian Non-Life operations finalized the divestiture of the Dutch branch of its subsidiary, Les Assurés Réunis, to DAS Legal Assistance. Both parties to the transaction agreed not to disclose the price and conditions of the sale.

Effective July 8, 2004, the Group finalized the divestiture of its Non-Life French subsidiary, Rhodia Assurances S.A., to April Group. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 32 million.

Effective July 1, 2004, the Group finalized the divestiture of its Life & Pensions subsidiary Personal Pension Management Limited, a wholly owned subsidiary of Winterthur Life UK, to the Capita Group Plc. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 11 million.

Effective September 1, 2003, the Group finalized the sale of Churchill Insurance Group, plc (Churchill), its UK non-life insurance operations, to the Royal Bank of Scotland for CHF 2.4 billion. In connection with this transaction, the Group recorded a pre-tax loss of CHF 291 million.

Effective August 27, 2003, the Group finalized the sale of Republic Financial Services, Inc., formerly part of its US non-life insurance operations, to a US investor group led by Wand Partners Inc. The sale price was CHF 167 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 125 million.

Effective August 26, 2003, the Group finalized the sale of Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A., its Italian insurance operations, to Unipol Assicurazioni S.p.A. The sale price was CHF 2.3 billion. In connection with this transaction, the Group recorded a pre-tax gain of CHF 190 million.

Effective May 1, 2003, the Group sold its clearing and execution platform, Pershing LLC, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the Group recognized a pre-tax loss of CHF 275 million, of which CHF 246 million was recorded in 2002 and CHF 29 million was recorded in 2003.

Contingencies with respect to significant indemnification provisions provided by the Group are discussed in note 34.

Subsequent events
On March 14, 2006, the Group announced the sale of components of its Swiss health insurance business to Sanitas for a consideration of CHF 289 million.

4 Discontinued operations

The results of operations of entities disposed of or classified as held-for-sale were reported as Income/(loss) from discontinued operations, net of tax in the consolidated statements of income for all years presented.

The Group presented the assets and liabilities of discontinued operations classified as held-for-sale in Other assets and Other liabilities , respectively, in the consolidated balance sheets. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

As of December 31, 2005 and 2004, assets held-for-sale related to discontinued operations were CHF 1,378 million and CHF 1 million, respectively, and liabilities held-for-sale related to discontinued operations were CHF 1,330 million and CHF 1 million, respectively.

In 2005, the Group separately disclosed the operating, investing and financing portions of its cash flows attributable to discontinued operations, which were reported on a combined basis as a single amount in prior periods.

See note 34 for additional information about disposal-related contingencies.

The following table summarizes the results of discontinued operations, including gains and losses on sales:
Year ended December 31, in CHF m	2005	2004	2003

Total revenues	352	405	5,733
Total expenses	(301)	(328)	(5,632)

Income before taxes from discontinued operations	51	77	101

Gain/(loss) on disposal of stock	(76)	(139)	(234)
Income tax expense/(benefit)	2	(12)	123

Income/(loss) from discontinued operations, net of tax	(27)	(50)	(256)

5 Segment information

Overview
The Group is a global financial services company domiciled in Switzerland. In 2005, the Group’s activities were operated and managed in six segments and the Corporate Center. The segment information reflects this operational and management structure.

The Corporate Center performs typical holding company functions for the benefit of the Group as a whole and includes parent company operations and certain centrally managed functions and consolidation adjustments. The Corporate Center consists of legal and compliance, human resources, communications and corporate development, financial accounting, tax, capital and liquidity management and investor relations, Group risk management and Group internal audit. The Corporate Center accounts include parent company operations and certain centrally managed investments and functions. Corporate Center costs and revenues attributable to operating other Group-wide businesses have been allocated to the respective segments. The Corporate Center accounts also include expenses for projects sponsored by the Group, as well as consolidation adjustments. As described in further detail in note 2, during 2005 the Group recorded certain share-based compensation-related adjustments in the Corporate Center to reflect the difference between the accounting treatment used for reporting operating segment results and the treatment as per SFAS 123R. As of December 31, 2005, the Group’s reportable operating segments were as discussed below.

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and around the world.

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Life & Pensions provides life insurance and pension solutions to private and corporate clients. It holds a leading position in the Swiss market and serves a focused portfolio of international markets in Europe and Asia through multiple distribution channels.

Non-Life provides insurance products to private clients and small and medium-sized enterprises. It holds a leading position in the Swiss market and serves key markets in Europe and the US.

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

Taxes
Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets as if the segment operated on a stand-alone basis. The difference between these average tax rates and the actual consolidated tax expense results in an adjustment to taxes in the Corporate Center.

The following table presents selected line items relating to the Group’s operating segments and the Corporate Center:
in CHF m		Private Banking	Corporate & Retail Banking	Institutional Securities		Wealth & Asset Management		Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

2003
Net revenues		6,499	3,293	12,190		2,990		17,400	10,882	(739)	52,515
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		2,482	750	1,544		243		(2,272)	(607)	(464)	1,676
Net income/(loss)		1,936	586	892		233		(2,035)	(374)	(468)	770

2004
Net revenues		7,170	3,348	13,120	1)	4,202	2)	16,618	11,533	(852)	55,139
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		3,033	1,175	1,780	3)	1,663	4)	704	248	(371)	8,232
Net income		2,473	901	1,313		530		522	206	(317)	5,628
Total assets, December 31 5)		188,697	99,469	707,918		12,664		165,275		(84,538)	1,089,485

2005
Net revenues		7,729	3,458	15,102	1)	5,234	2)	18,197	11,688	(776)	60,632
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		3,273	1,368	1,532	3)	2,547	4)	706	921	(1,098)	9,249
Net income		2,647	1,069	1,080		663		490	578	(677)	5,850
Total assets, December 31	5)	233,792	110,969	911,823		14,920		178,722		(111,174)	1,339,052
1) Including CHF 379 million and CHF 128 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Including CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
3) Including CHF 371 million and CHF 123 million in 2005 and 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.
4) Including CHF 1,671 million and CHF 949 million in 2005 and 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.
5) Segment split for Life & Pensions and Non-Life not available because certain assets are managed on a combined basis.

Segment reporting by geographic location
The following table sets forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Year ended December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total

2003
Net revenues	20,303	21,468	8,368	2,376	52,515
Total expenses 1)	(21,064)	(18,505)	(9,110)	(2,160)	(50,839)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(761)	2,963	(742)	216	1,676

2004
Net revenues	20,447	19,742	12,267	2,683	55,139
Total expenses 1)	(18,329)	(17,522)	(8,803)	(2,253)	(46,907)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,118	2,220	3,464	430	8,232

2005
Net revenues	21,521	22,063	13,793	3,255	60,632
Total expenses 1)	(18,038)	(19,674)	(10,697)	(2,974)	(51,383)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,483	2,389	3,096	281	9,249

1) Includes total benefits, claims and credit losses and total operating expenses.

The following table sets forth details of assets by geographic location. The analysis of premises and equipment is based on the location of the reporting entities, whereas the analysis of total assets reflects the customers’ domicile.

December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total

2004
Premises and equipment	4,279	1,978	833	141	7,231
Total assets	226,487	363,486	403,233	96,279	1,089,485

2005
Premises and equipment	4,342	1,989	910	186	7,427
Total assets	250,256	434,407	534,304	120,085	1,339,052

6 Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
Year ended December 31, in CHF m	2005	2004	2003

Interest income on loans	6,754	6,030	6,834
Interest income on investment securities	3,838	3,755	3,924
Dividend income from investment securities	234	161	198
Interest and dividend income on trading assets	14,144	12,565	10,775
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12,686	6,737	5,252
Other	3,272	1,705	1,358

Total interest and dividend income	40,928	30,953	28,341

Interest expense on deposits	(7,520)	(4,035)	(3,404)
Interest expense on short-term borrowings	(355)	(244)	(339)
Interest expense on trading liabilities	(4,845)	(5,264)	(4,829)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(11,675)	(5,888)	(4,655)
Interest expense on long-term debt	(3,996)	(2,974)	(2,808)
Other	(944)	(601)	(602)

Total interest expense	(29,335)	(19,006)	(16,637)

Net interest income	11,593	11,947	11,704

7 Trading activities
The following table sets forth the details of trading-related revenues:
Year ended December 31, in CHF m	2005	2004	2003

Interest rate products	1,799	484	353
Equity/index-related products	4,334	2,763	2,361
Foreign exchange products	1,424	1,384	964
Other	(50)	(72)	(150)

Trading revenues	7,507	4,559	3,528

Interest and dividend income on trading assets	14,144	12,565	10,775
Interest expense on trading liabilities	(4,845)	(5,264)	(4,829)

Trading interest income, net	9,299	7,301	5,946

Total trading-related revenues	16,806	11,860	9,474

The following table summarizes the details of trading assets and liabilities:
December 31, in CHF m	2005	2004

Trading assets
Debt securities	198,815	176,493
Equity securities 1)	156,559	99,388
Derivative instruments	55,192	52,447
Other	24,684	18,141

Total trading assets	435,250	346,469

Trading liabilities
Short positions	137,618	92,401
Derivative instruments	56,607	57,729

Total trading liabilities	194,225	150,130

1) Includes convertible bonds.

8 Noninterest revenues and expenses
The following table sets forth the details of commissions and fees:
Year ended December 31, in CHF m	2005	2004	2003

Commissions from lending business	1,162	1,029	865

Investment and portfolio management fees	4,579	4,479	3,935
Commissions for other securities business	179	166	202

Commissions and fees from fiduciary activities	4,758	4,645	4,137

Underwriting fees	2,522	2,493	2,541
Brokerage fees	3,634	3,364	3,093

Commissions, brokerage, securities underwriting and other securities activities	6,156	5,857	5,634

Fees for other customer services	2,541	2,046	2,281

Commissions and fees	14,617	13,577	12,917

The following table sets forth the details of other revenues:
Year ended December 31, in CHF m	2005	2004	2003

Gains/(losses) from loans held-for-sale	97	(27)	(104)
Gains/(losses) from long-lived assets held-for-sale	91	153	(21)
Income/(loss) from equity method investments	403	217	38
Gains/(losses) from other investments	3,189	1,935	366
Net revenues from deposit business	465	384	314
Other	211	671	803

Other revenues	4,456	3,333	1,396

The following table sets forth the details of policyholder benefits, claims and dividends:
Year ended December 31, in CHF m	2005	2004	2003

Policyholder benefits and claims	22,087	21,014	21,926
Dividends to policyholders	1,482	1,281	2,258

Policyholder benefits, claims and dividends	23,569	22,295	24,184

The following table sets forth the details of banking compensation and benefits:
Year ended December 31, in CHF m	2005	2004	2003

Salaries and bonuses	12,516	10,753	9,721
Social security	712	740	669
Other	743	458	652

Banking compensation and benefits	13,971	11,951	11,042

The following table sets forth the details of other expenses:
Year ended December 31, in CHF m	2005	2004	2003

Occupancy expenses	836	834	848
IT, machinery, etc.	521	504	475
Depreciation expenses	869	1,026	1,346
Amortization and impairment of other intangible assets	97	57	353
Provisions and losses 1)	1,375	309	484
Commission expenses	2,111	1,853	1,580
Travel and entertainment	564	481	411
Professional services	1,973	1,666	1,578
Other	1,326	1,665	1,874

Other expenses	9,672	8,395	8,949

1) Includes provisions for litigation.

9 Insurance premiums, claims and related reinsurance
The following table sets forth insurance premiums, claims and related reinsurance for Life & Pensions and Non-Life:
December 31, in CHF m	2005	2004	2003

Life & Pensions
Direct	10,597	10,272	11,418
Assumed	21	26	76
Ceded	(27)	(54)	(83)

Net premiums written	10,591	10,244	11,411

Direct	10,593	10,269	11,416
Assumed	20	20	71
Ceded	(28)	(54)	(83)

Net premiums earned	10,585	10,235	11,404

Direct	(12,100)	(11,806)	(12,815)
Assumed	(10)	(25)	(58)
Ceded	3	40	45

Death and other benefits incurred	(12,107)	(11,791)	(12,828)

Non-Life
Direct	10,593	10,710	10,430
Assumed	58	58	107
Ceded	(310)	(351)	(402)

Net premiums written	10,341	10,417	10,135

Direct	10,584	10,631	10,318
Assumed	60	61	129
Ceded	(259)	(347)	(408)

Net premiums earned	10,385	10,345	10,039

Direct	(7,701)	(7,694)	(7,787)
Assumed	(47)	(214)	(75)
Ceded	269	137	216

Claims and annuities incurred	(7,479)	(7,771)	(7,646)

Reinsurance
The Group’s Life & Pensions and Non-Life insurance subsidiaries cede some of their insurance risks to third parties in order to enable greater diversification of their businesses, to enable additional capacity for future growth, to implement business sharing arrangements, to protect against catastrophic events and to limit the potential for losses arising from large risks.

The reinsurance arrangements do not relieve the Group of its direct obligation to its policyholders. Hence, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance arrangements. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to reinsurers to minimize its exposure to significant losses from reinsurers’ insolvencies. The Group’s current policy is generally to place its reinsurance with companies rated “A-” or better by Standard & Poor’s. A provision has been recorded for estimated unrecoverable reinsurance of CHF 10 million and CHF 12 million as of December 31, 2005 and 2004, respectively.

In addition, certain reinsurance purchased on behalf of the Group by H.S. Weavers is uncollectible. However, uncollectible reinsurance on the H.S. Weavers business is covered by a retroactive reinsurance agreement, which will remain in place until the effective date of the portfolio transfer as discussed in note 3. In addition, the Group’s policy is generally to hold collateral in the form of cash, securities and letters of credit as per the related reinsurance agreements. Concentrations with individual reinsurers are not material to the Group and the Group is not substantially dependent upon any individual reinsurance arrangements.

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

Non-Life reinsurance
The Group has a global catastrophe reinsurance protection program providing coverage for losses arising from any one incident in excess of CHF 50 million in Europe and CHF 20 million (USD 15 million), plus another CHF 13 million (USD 10 million) in the yearly aggregate of all losses above CHF 20 million (USD 15 million) in North America. Retention limits are generally based on the line of business and the jurisdiction of coverage. Reinsurance assumed by the Group from other companies is done on an optional basis.

H.S. Weavers was an underwriting agent that wrote business on behalf of “Winterthur” Swiss Insurance Company through 1983. Such business included commercial umbrella and excess casualty business from US companies, and, as a result, the Group has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur purchased retroactive reinsurance coverage from National Indemnity Corporation to limit the exposure from this book of business. As a result of this retroactive reinsurance transaction, the Group recorded a net deferred gain in the amount of CHF 404 million. The deferred gain resulted from a carried provision of CHF 954 million, which was net of existing reinsurance of CHF 258 million, exceeding the premium paid of CHF 550 million. As of December 31, 2005 and 2004, the net deferred gain was CHF 163 million and CHF 140 million, respectively. The change in the net deferred gain since 2000 is a result of the subsequent reassessment of the original provision at the time of the transaction, as well as fluctuations in the currency exchange rates and the underlying claims settlements.

As discussed in note 3, the H.S. Weavers portfolio will be transferred to Tenecom. Therefore it is classified as held-for-sale and its results are included in Income/(loss) from discontinued operations, net of tax . Upon completion of the transfer, the deferred gain will be recognized in the consolidated statement of income.

10 Securities borrowed, lent and subject to repurchase agreements
The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:
December 31, in CHF m	2005	2004

Central bank funds sold and securities purchased under resale agreements	208,461	140,471
Deposits paid for securities borrowed	143,820	126,698

Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	352,281	267,169

The following table summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:
December 31, in CHF m	2005	2004

Central bank funds purchased and securities sold under agreements to repurchase	268,226	207,004
Deposits received for securities lent	41,577	32,720

Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	309,803	239,724

The maximum month-end amount of securities purchased under agreements to resell was CHF 414,686 million and CHF 349,429 million in 2005 and 2004, respectively. The average amount of securities purchased under agreements to resell during the year was CHF 343,875 million and CHF 297,640 million in 2005 and 2004, respectively.

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and have terms ranging from overnight to a longer or unspecified period of time. The Group monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements.

Securities borrowing and securities lending transactions are principally collateralized by cash or marketable securities. Securities borrowed and securities lent that are collateralized by cash are recorded at the amount of cash advanced and received. Securities lending transactions against non-cash collateral in which the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2005 and 2004, respectively.

11 Investment securities
The following tables summarize the details of debt and equity investment securities:
December 31, in CHF m	2005	2004

Debt securities held-to-maturity	12,097	15,355
Securities available-for-sale	109,468	85,010

Total investment securities	121,565	100,365

December 31, 2005, in CHF m	Amortized cost	1)	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by the Swiss federal, cantonal or local governmental entities	7,039		458	4	7,493
Debt securities issued by foreign governments	2,040		3	1	2,042
Corporate debt securities	939		5	0	944
Other	2,079		15	2	2,092

Debt securities held-to-maturity	12,097		481	7	12,571

Debt securities issued by the Swiss federal, cantonal or local governmental entities	5,074		523	0	5,597
Debt securities issued by foreign governments	39,716		1,195	78	40,833
Corporate debt securities	39,493		1,217	285	40,425
Other	12,967		611	45	13,533

Debt securities available-for-sale	97,250		3,546	408	100,388

Public utilities	192		33	0	225
Banks, trust and insurance companies	1,887		316	10	2,193
Industrial and all other	5,837		861	36	6,662

Equity securities available-for-sale	7,916		1,210	46	9,080

Securities available-for-sale	105,166		4,756	454	109,468

1) Includes an increase of CHF 262 million to amortized cost due to hedge accounting basis adjustments.

December 31, 2004, in CHF m	Amortized cost	1)	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by the Swiss federal, cantonal or local governmental entities	7,093		185	2	7,276
Debt securities issued by foreign governments	5,209		3	1	5,211
Corporate debt securities	1,204		7	0	1,211
Other	1,849		6	1	1,854

Debt securities held-to-maturity	15,355		201	4	15,552

Debt securities issued by the Swiss federal, cantonal or local governmental entities	5,091		754	1	5,844
Debt securities issued by foreign governments	22,276		998	123	23,151
Corporate debt securities	39,817		1,964	866	40,915
Other	8,788		350	53	9,085

Debt securities available-for-sale	75,972		4,066	1,043	78,995

Public utilities	81		11	0	92
Banks, trust and insurance companies	1,313		238	21	1,530
Industrial and all other	3,987		452	46	4,393

Equity securities available-for-sale	5,381		701	67	6,015

Securities available-for-sale	81,353		4,767	1,110	85,010

1) Includes a decrease of CHF 549 million to amortized cost due to hedge accounting basis adjustments.

The following tables set forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:
	Less than 12 months		12 months or more		Total

December 31, 2005, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	0	662	4	662	4
Debt securities issued by foreign governments	1,433	1	3	0	1,436	1
Corporate debt securities	0	0	294	0	294	0
Other	0	0	926	2	926	2

Debt securities held-to-maturity	1,433	1	1,885	6	3,318	7

Debt securities issued by the Swiss federal, cantonal or local governmental entities	332	0	0	0	332	0
Debt securities issued by foreign governments	9,419	26	2,259	52	11,678	78
Corporate debt securities	7,595	231	1,005	54	8,600	285
Other	2,165	37	140	8	2,305	45

Debt securities available-for-sale	19,511	294	3,404	114	22,915	408

Equity securities available-for-sale	1,247	46	0	0	1,247	46

Securities available-for-sale	20,758	340	3,404	114	24,162	454

	Less than 12 months		12 months or more		Total

December 31, 2004, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by the Swiss federal, cantonal or local governmental entities	367	2	0	0	367	2
Debt securities issued by foreign governments	863	1	0	0	863	1
Corporate debt securities	145	0	0	0	145	0
Other	589	1	0	0	589	1

Debt securities held-to-maturity	1,964	4	0	0	1,964	4

Debt securities issued by the Swiss federal, cantonal or local governmental entities	130	1	3	0	133	1
Debt securities issued by foreign governments	3,845	85	2,478	38	6,323	123
Corporate debt securities	6,377	809	657	57	7,034	866
Other	953	42	189	11	1,142	53

Debt securities available-for-sale	11,305	937	3,327	106	14,632	1,043

Equity securities available-for-sale	1,362	67	0	0	1,362	67

Securities available-for-sale	12,667	1,004	3,327	106	15,994	1,110

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest, credit spread or exchange rate movements. No impairment has been recorded as the Group has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost. The unrealized losses on investments in equity securities are primarily attributable to market fluctuations rather than to specific adverse conditions.

The following table sets forth the proceeds from sales and realized gains and losses from available-for-sale securities:
	Debt securities			Equity securities

Year ended December 31, in CHF m	2005	2004	2003	2005	2004	2003

Proceeds from sales	32,620	28,673	44,279	13,151	8,000	11,148
Realized gains	1,181	1,288	1,839	922	760	802
Realized losses	(323)	(486)	(290)	(291)	(419)	(824)

The Group recognized other-than-temporary impairments on available-for-sale and held-to-maturity securities of CHF 98 million, CHF 195 million and CHF 629 million in 2005, 2004 and 2003, respectively.
The following table sets forth the amortized cost, fair value and average yield of debt securities classified as available-for-sale and held-to-maturity:
	Debt securities held-to-maturity			Debt securities available-for-sale

December 31, 2005, in CHF m	Amortized cost	Fair value	Average Yield	Amortized cost	1)	Fair value	Average Yield

Due within 1 year	1,304	1,305	3.17%	6,791		6,772	2.29%
Due from 1 to 5 years	4,375	4,379	1.80%	30,096		30,866	3.62%
Due from 5 to 10 years	2,863	2,926	2.28%	37,663		38,755	3.92%
Due after 10 years	3,555	3,961	3.03%	22,700		23,995	4.21%

Total debt securities	12,097	12,571	2.42%	97,250		100,388	3.78%

1) Includes an increase of CHF 262 million to amortized cost due to hedge accounting basis adjustments.

As of December 31, 2005 and 2004, financial investments from the insurance business with a fair value of CHF 141 million and CHF 122 million, respectively, and a book value of CHF 141 million and CHF 120 million, respectively, were on deposit with regulatory authorities. The Group retains ownership of all securities on deposit with regulatory authorities and receives the related investment income.

Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI within Total shareholders’ equity , net of income taxes and, in the insurance businesses, adjustments to insurance policyholder liabilities, deferred policy acquisition costs and present value of future profits (shadow adjustments).

The following table sets forth the net change in unrealized gains and losses on investment securities from the insurance business:
Year ended December 31, in CHF m	2005	2004	2003

Debt securities	46	959	(1,827)
Equity securities	475	99	583
Transfers of equity securities and securities classified as available-for-sale to held-to-maturity	0	0	372

Change in unrealized investment gains/(losses)	521	1,058	(872)

Adjustments
Deferred policy acquisition costs	(7)	(4)	212
Present value of future profits	(16)	158	34
Policyholder liabilities	(285)	(1,143)	(182)
Deferred income taxes	(48)	(30)	297

Net change in unrealized investment gains/(losses) from the insurance business before minority interests	165	39	(511)

Minority interests	30	64	(3)

Net change in unrealized investment gains/(losses) from the insurance business	195	103	(514)

12 Other investments
The following table summarizes details of other investments:
December 31, in CHF m	2005	2004

Equity method investments	2,080	1,708
Non-marketable equity securities 1)	9,429	11,580
Real estate held for investment	9,227	8,970

Total other investments	20,736	22,258

1) Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

Gross unrealized losses on non-marketable equity securities, which have been in a continuous unrealized loss position for less than 12 months, amounted to CHF 2 million. At December 31, 2005, these securities had a fair value of CHF 20 million. There are no non-marketable equity securities that have been in a continuous unrealized loss position for more than 12 months.

As a result of the regular impairment analysis of real estate, the Group performed an impairment evaluation of its real estate portfolios in 2005, 2004 and 2003, and certain properties were identified as impaired. In 2003, the impairment was mainly due to a market decline in Switzerland. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Accordingly, impairment charges of CHF 20 million, CHF 6 million and CHF 36 million were recorded in 2005, 2004 and 2003, respectively, and are included in Other revenues in the consolidated statements of income.

Accumulated depreciation related to Real estate held for investment amounted to CHF 1,659 million and CHF 1,581 million for 2005 and 2004, respectively.

13 Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m	2005	2004

Banks	1,801	1,558
Commercial	43,972	43,000
Consumer	81,388	76,010
Public authorities	3,481	3,894
Lease financings	2,979	2,696

Switzerland	133,621	127,158

Banks	8,555	7,233
Commercial	46,110	33,873
Consumer	18,398	18,248
Public authorities	1,026	679
Lease financings	138	130

Foreign	74,227	60,163

Loans, gross	207,848	187,321

Deferred expenses, net	64	116
Allowance for loan losses	(2,241)	(3,038)

Total loans, net	205,671	184,399

The following table sets forth the movements in the allowance for loan losses:
in CHF m	2005	2004	2003

Balance January 1	3,038	4,646	7,427

New provisions	553	816	1,686
Releases of provisions	(687)	(737)	(1,071)

Net additions/(releases) charged to income statement	(134)	79	615

Gross write-offs	(967)	(1,781)	(3,333)
Recoveries	136	58	48

Net write-offs	(831)	(1,723)	(3,285)

Allowances acquired/(deconsolidated)	0	(24)	26
Provisions for interest	67	92	155
Foreign currency translation impact and other adjustments, net	101	(32)	(292)

Balance December 31	2,241	3,038	4,646

Provisions for credit losses disclosed in the income statement also include provisions for lending-related off-balance sheet exposures.

As described in note 1, the allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analysis, fair value of collateral held less disposal costs and historical loss experience.

The following table sets forth details of impaired loans, with or without a specific allowance. A loan is considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
December 31, in CHF m	2005	2004

With a specific allowance	2,803	3,910
Without a specific allowance	516	762

Total impaired loans, gross	3,319	4,672

Specific allowance for impaired loans 1)	1,847	2,659
1) Included in the allowances for loan losses.

The following table sets forth additional loan information:
Year ended December 31, in CHF m	2005	2004	2003

Average balance of impaired loans	3,828	5,465	8,204
Interest income which was recognized	30	23	52
Interest income recognized on a cash basis	54	71	119
Net gains/(losses) on the sale of loans	97	38	59
Total non-performing loans	2,168	3,052	4,746

At December 31, 2005 and 2004, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
14 Premises and equipment
The following table sets forth the details of premises and equipment:
December 31, in CHF m	2005	2004

Buildings and improvements	5,313	5,064
Land	1,329	1,351
Leasehold improvements	1,686	1,404
Software	2,205	2,440
Equipment	4,328	4,235

Premises and equipment	14,861	14,494

Accumulated depreciation	(7,434)	(7,263)

Total premises and equipment, net	7,427	7,231

The carrying value of the Group’s premises and equipment is tested for impairment on a regular basis. This revaluation process in 2005, 2004 and 2003 identified certain premises and equipment to be written down to their fair values, establishing a new cost base. As a consequence, impairment charges of CHF 11 million, CHF 36 million and CHF 59 million were recorded in 2005, 2004 and 2003, respectively.

15 Goodwill
The following table sets forth the movements of goodwill by operating segment:
in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Manage- ment	Life & Pensions	Non-Life	Credit Suisse Group

Balance December 31, 2003	514	201	7,711	2,567	433	899	12,325

Goodwill acquired during year	0	2	0	0	0	3	5
Discontinued operations	0	0	0	0	(1)	(10)	(11)
Other 1)	(12)	(3)	(544)	(190)	0	(6)	(755)

Balance December 31, 2004	502	200	7,167	2,377	432	886	11,564

Goodwill acquired during year	0	1	4	51	3	1	60
Other 1)	12	0	939	351	3	3	1,308

Balance December 31, 2005	514	201	8,110	2,779	438	890	12,932

1) Primarily due to foreign currency translation impact on non-CHF-denominated goodwill.

Changes in goodwill in 2005 and 2004 were caused primarily by foreign exchange fluctuations in goodwill denominated in US dollars.
16 Other intangible assets
The following table sets forth the details of other intangible assets:
	2005			2004

December 31, in CHF m	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Amortized other intangible assets (finite life)
Present value of future profits	4,914	(2,319)	2,595	4,810	(1,832)	2,978
Tradenames / trademarks	36	(25)	11	31	(7)	24
Client relationships	556	(192)	364	512	(160)	352
Other	161	(138)	23	342	(93)	249

Total amortized other intangible assets	5,667	(2,674)	2,993	5,695	(2,092)	3,603

Unamortized other intangible assets (indefinite life)	98	–	98	86	–	86

Total other intangible assets	5,765	(2,674)	3,091	5,781	(2,092)	3,689

The increase in the Group’s unamortized other intangible assets, with an indefinite life, in 2005 is primarily related to foreign exchange fluctuations in other intangible assets denominated in US dollars.

As a result of its annual valuation analysis performed on other intangible assets, the Group determined that the carrying value of a trademark, used in Wealth & Asset Management’s private equity business, exceeded the expected future cash flows from management fees. As such, the Group recorded an impairment loss of CHF 13 million for the year ended December 31, 2005.

During the year ended December 31, 2003, management decided to transfer the High Net Worth (HNW) asset management business from the Institutional Securities segment to the Wealth & Asset Management segment. A valuation analysis was performed in 2003, and the Group determined that the carrying value of its intangible assets relating to the management contracts and tradenames associated with the HNW business exceeded their expected future cash flows. As a result, the Group recorded an impairment loss of CHF 270 million for the year ended December 31, 2003.

The aggregate amortization expenses for 2005, 2004 and 2003 were CHF 442 million, CHF 375 million and CHF 609 million, respectively.

The following table sets forth the estimated amortization expenses for other intangible assets for the next five years:
Year ended December 31, in CHF m

2006	294
2007	252
2008	224
2009	213
2010	196

17 Present value of future profits
The following table sets forth the movements of present value of future profits (PVFP):
in CHF m	2005	2004	2003

Balance January 1	3,193	3,550	4,182
Interest accrued during the year	140	160	166
Impairments and disposals 1)	(56)	(7)	(219)
Amortization expenses 1)	(485)	(484)	(690)
Foreign currency translation impact and other	44	(26)	111

Balance December 31 before adjustments	2,836	3,193	3,550

Adjustment for unrealized gains/(losses) on available-for-sale securities	(241)	(215)	(340)

Balance December 31	2,595	2,978	3,210

PVFP is shown gross, prior to allocation of deferred bonus reserves.
1) Includes unlocking.

In 2005 an impairment charge of CHF 56 million was recognized due to changes in actuarial assumptions. In 2003, CHF 147 million of the reduction in PVFP was due to the disposal of Winterthur Italy and the remainder related to impairments.

The following table sets forth the estimated amortization expense (net of accrued interest), before the effect of unrealized gains and losses, for the next five years:
Year ended December 31, in CHF m

2006	236
2007	201
2008	176
2009	169
2010	156

18 Other assets
The following table sets forth the details of other assets:
December 31, in CHF m	2005	2004

Cash collateral on derivative instruments	14,175	14,344
Derivative instruments used for hedging	3,628	5,925
Brokerage receivables	36,102	30,733
Assets held-for-sale	21,388	10,715
of which loans	21,210	10,477
of which real estate	178	238
Interest and fees receivable	9,886	6,884
Deferred tax assets	5,935	4,688
Prepaid expenses	635	747
Premiums and insurance balances receivable, net	6,065	6,945
Reinsurance recoverables 1)	1,229	1,646
Deferred policy acquisition costs, net	3,959	3,578
Discontinued operations - assets	1,378	1
Other	6,174	4,761

Total other assets	110,554	90,967

1) Comprised of unearned premium reserves ceded and provisions from the insurance business ceded.

As of December 31, 2005 and 2004, the Group held CHF 21.2 billion and CHF 10.5 billion, respectively, of loans held-for-sale. The increase of CHF 10.7 billion in 2005 is primarily related to mortgage loans acquired for subsequent securitization. The majority of the portfolio is comprised of floating rate commercial mortgages, which are purchased or originated with the intent of securitizations. Loans held-for-sale are valued at the lower of cost or market.

The Group acquired certain loans during 2005 for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable at acquisition that all contractually required payments would not be collected. Those loans are held-for-sale and accounted for at the lower of cost or market value, consistent with other loans held-for-sale. No yield adjustment is recorded for the anticipated receipt of excess cash flows over the acquisition amount as the Group cannot reasonably estimate the cash flows which ultimately may be collected. The carrying amounts and remaining contractually required payments for those loans at their respective acquisition dates totaled CHF 1.1 billion and CHF 1.5 billion, respectively, and the carrying amounts as of December 31, 2005 totaled CHF 270 million.

As of December 31, 2005 and 2004, the Group had a portfolio of CHF 178 million and CHF 238 million, respectively, of real estate held-for-sale. These assets are valued at the lower of the carrying amount or fair value less cost to sell. Where the expected net sales proceeds for real estate held-for-sale were expected to be less than the respective carrying values, adjustments of CHF 3 million, CHF 27 million and CHF 182 million were recorded in Other revenues in 2005, 2004 and 2003, respectively.

19 Deferred policy acquisition costs
The following table sets forth the movements of deferred policy acquisition costs:
	Life business			Non-life business			Total

in CHF m	2005	2004	2003	2005	2004	2003	2005	2004	2003

Balance January 1	2,843	2,497	2,408	859	802	2,613	3,702	3,299	5,021
Disposals	0	0	(76)	(28)	(9)	(2,169)	(28)	(9)	(2,245)
Costs deferred	786	739	746	1,497	1,601	1,951	2,283	2,340	2,697
Amortization expense	(534)	(363)	(626)	(1,440)	(1,517)	(1,611)	(1,974)	(1,880)	(2,237)
Foreign currency translation impact	79	(30)	45	33	(18)	18	112	(48)	63
Balance December 31 before adjustments	3,174	2,843	2,497	921	859	802	4,095	3,702	3,299

Adjustment for unrealized gains/(losses) on available-for-sale securities	(136)	(124)	(110)	0	0	0	(136)	(124)	(110)

Balance December 31	3,038	2,719	2,387	921	859	802	3,959	3,578	3,189

20 Deposits
The following table sets forth the details of Swiss and foreign deposits. The designation of Swiss versus foreign deposits is based upon the location of the office where the deposit is recorded.
	2005			2004

December 31, in CHF m	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Noninterest-bearing demand deposits	8,557	844	9,401	7,326	720	8,046
Interest-bearing demand deposits	50,087	13,971	64,058	47,400	9,394	56,794
Savings deposits	44,898	25	44,923	43,994	15	44,009
Time deposits	49,326	196,530	245,856	37,696	152,796	190,492

Total deposits	152,868	211,370	364,238	136,416	162,925	299,341

As of December 31, 2005 and 2004, CHF 251 million and CHF 1,753 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2005, the Group had CHF 244 billion of time deposits in denominations of CHF 130,000 or more.

21 Provisions from the insurance business
The following table sets forth the details of provisions from the insurance business:
	2005		2004

December 31, in CHF m	Gross	Net	Gross	Net

Unearned premiums	25	25	20	19
Unearned revenue liability	727	727	581	581
Future policyholder benefits	108,463	108,277	98,595	98,381
Future dividends to policyholders	4,994	4,994	4,393	4,395
Death and other benefits	5,335	5,275	5,202	5,129
Bonuses held on deposits	3,191	3,191	3,373	3,372

Provisions - life business	122,735	122,489	112,164	111,877

Unearned premiums	2,626	2,512	2,621	2,549
Unpaid losses and loss adjustment expenses	13,395	12,538	13,639	12,366
Annuities	1,790	1,778	1,709	1,696
Future policyholder benefits (health care business)	5,660	5,660	5,073	5,073
Future dividends to policyholders (health care business)	2,208	2,208	1,955	1,955

Provisions - non-life business	25,679	24,696	24,997	23,639

Total provisions from the insurance business	148,414	147,185	137,161	135,516

22 Provisions for unpaid losses and loss adjustment expenses from the non-life insurance business
The following table reconciles the gross provisions for unpaid losses and loss adjustment expenses (LAE) presented in the balance sheet to the gross provisions for unpaid losses and LAE shown in the table below:

December 31, in CHF m	2005	2004	2003

Unpaid losses and LAE	13,395	13,639	13,489
Annuities	1,790	1,709	1,629

Provisions for unpaid losses and LAE, gross (balance sheet)	15,185	15,348	15,118

Winterthur reinsurance business 1)	(129)	(132)	(163)
German health care business 2)	(289)	(283)	(236)

Provisions for unpaid losses and LAE, gross	14,767	14,933	14,719

1) The Winterthur reinsurance business was divested in 1998. A 100% reinsurance contract was entered into for those contracts that were not novated.
2) The German health care business, which is included in the non-life business segment, has been excluded from the reclassification of unpaid losses and LAE in the following table as it is not a property/casualty-like business.

The following table sets forth the movements of provisions for unpaid losses and LAE, including the effect of reinsurance ceded, for the non-life insurance business:

in CHF m	2005	2004	2003

Unpaid losses and LAE, gross, January 1	14,933	14,719	19,143
Reinsurance recoverables on unpaid losses	(1,154)	(1,578)	(2,338)

Provisions for unpaid losses and LAE, net, January 1	13,779	13,141	16,805

Discontinued operations 1)	(317)	(67)	(4,788)

Current accident year	6,203	6,441	6,567
Prior accident years 2)	(213)	44	116

Losses and LAE incurred	5,990	6,485	6,683

Current accident year	(2,797)	(2,853)	(2,919)
Prior accident years	(2,979)	(2,730)	(2,933)

Losses and LAE paid	(5,776)	(5,583)	(5,852)

Foreign currency translation impact	351	(197)	293

Provisions for unpaid losses and LAE, net, December 31	14,027	13,779	13,141

Reinsurance recoverables on unpaid losses	740	1,154	1,578

Provisions for unpaid losses and LAE, gross, December 31	14,767	14,933	14,719

1) Includes provisions for losses and LAE related to disposed businesses (2005: Canada; 2004: France, US, Canada and the Netherlands; 2003: Italy, UK and Republic).
2) The profit on prior accident years in 2005 relates mainly to business in Spain and Germany. The losses on prior accident years in 2004 and 2003 were impacted by certain reinsurance contracts related to discontinued businesses.

Gross provisions for losses and LAE for asbestos and environmental claims were CHF 191 million and CHF 596 million as of December 31, 2005 and 2004, respectively. Of this amount, CHF 143 million and CHF 547 million, in 2005 and 2004, respectively, related to claims in North America. The significant reduction compared to the previous year primarily resulted from the reclassification of CHF 416 million as of December 31, 2005 to discontinued operations – liabilities compared to CHF 372 million as of December 31, 2004, which was included in unpaid losses and LAE.

Net provisions for losses and LAE for asbestos and environmental claims were CHF 167 million and CHF 182 million, as of December 31, 2005 and 2004, respectively. Of this amount, CHF 120 million in 2005 and CHF 133 million in 2004 related to claims in North America. Net provisions were not affected by the reclassification of H.S. Weavers, as there had already been retroactive reinsurance protection in place with the National Indemnity Company since July 1, 2000 (see note 9). Due to uncertainties, such as changes in legislation, additional liabilities for asbestos and environmental claims may arise for amounts in excess of the current provisions, of which the amounts cannot be reasonably estimated. However, the Group believes it is not likely that any such additional losses will have a material adverse effect on the Group’s consolidated financial position and results of operations.

As of December 31, 2005 and 2004, the carrying value of certain annuity-type non-life reserves that are discounted, on a gross basis, were CHF 4,131 million and CHF 4,003 million, respectively. The discount amounts were CHF 1,997 million and CHF 1,903 million for 2005 and 2004, respectively. The discount rates used were 3.3% in 2005 and between 3.3% and 6.0% in 2004.

Life contracts with guarantees

The following table sets forth the movement in liabilities for minimum guaranteed death benefits and annuitization options reflected in the general account “Provisions for future policyholder benefits” as a result of the adoption of SOP 03-1:
in CHF m	Minimum guaranteed death benefits	Annuitization options	Total 2005	Minimum guaranteed death benefits	Annuitization options	Total 2004

Balance January 1	61	175	236	54	216	270
Incurred guaranteed benefits	33	150	183	25	(9)	16
Paid guaranteed benefits	(15)	(20)	(35)	(15)	(33)	(48)
Foreign currency translation impact and other	1	9	10	(3)	1	(2)

Balance December 31	80	314	394	61	175	236

The strong increase in provision for annuitization options is related to the impact of the reduction of the long-term earned rate. The most significant guarantees were provided on the Swiss group life businesses for annuitization options in the mandatory benefits schemes. The actuarial assumptions used to determine the required reserve are based on the mortality tables “Kollektiv Kapital 2005” (accumulation phase) and “TK 2004” (payment phase), lapse rates based on internal statistics updated for 2004, a long-term investment return of 3.5% and conversion rates depending on gender and age.

The Group had the following variable life insurance contracts with guarantees:
	2005				2004

December 31, in CHF m, except where indicated	Event of death		At annuiti- zation		Event of death		At annuiti- zation

Account value	1,896		113		1,176		110
Net amount at risk	9,560	1)	51	2)	8,917	1)	42	2)
Average attained age of contract holder (in years)	39		-		39		-
Weighted average period remaining until expected annuitization (in years)	-		6		-		6

1) Current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.
2) Present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

The following table shows the account balances for contracts with guarantees, which were invested in the following investments at December 31:
December 31, in CHF m	2005	2004

Debt securities	68	71
Equity securities	1,856	1,141
Cash and cash equivalents	85	74

Total	2,009	1,286

The balances above do not include investments made in connection with the Swiss group life business, as this business is not considered a separate account business under the applicable accounting rules.

The following table shows unamortized sales inducements and persistency bonuses:
in CHF m	2005	2004

Balance January 1	3	2
Amortized during the year	1	1

Balance December 31	4	3

23 Participating policies of the insurance businesses

Participating policies are policies in which policyholders participate in the results based on the experience of the insurer, depending on company practice, legal requirements and/or market conditions and the jurisdiction. The amount of dividends to be paid is determined annually by the executive board of the respective companies paying the dividends.

Participating business for non-life insurance represented approximately 15% of the total non-life insurance premium income for the years ended December 31, 2005 and 2004.

Participating business for life insurance represents approximately 74% and 75% of the total life insurance sum assured in force as of December 31, 2005 and 2004, respectively, and approximately 86% and 89% of life insurance premium income for 2005 and 2004, respectively.

As of December 31, 2005 and 2004, the amount of policyholder dividends incurred for the non-life business was an expense of CHF 337 million and of CHF 291 million, respectively. The amount of policyholder dividends paid for life insurance was CHF 519 million and CHF 406 million for the years ended December 31, 2005 and 2004, respectively. The increase was mainly due to higher dividends in the Swiss group life business.

24 Long-term debt
The following table sets forth the amount of senior and subordinated long-term debt:
December 31, in CHF m	2005	2004

Senior debt	115,413	86,424
Subordinated debt	17,562	19,837

Total long-term debt	132,975	106,261

The Group issues both CHF- and non-CHF-denominated fixed and variable rate bonds. The weighted average coupon is based on the contractual terms, although for zero coupon bonds the yield to maturity is applied. The Group uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effects of these derivatives are not included in the interest rate range on the associated debt. Included are various equity-linked and other indexed instruments. The interest on such instruments reflects the effective interest rate after bifurcation of the embedded derivative instrument.

The increase of CHF 29 billion in senior debt during 2005 is mainly related to the issuance of structured products and the strengthening of the US dollar against the Swiss franc.

In addition, on December 23, 2005, the Group’s CHF 1.25 billion, 6% Subordinated Mandatory Convertible Securities were redeemed through conversion into approximately 33.7 million Credit Suisse Group common shares under the terms of the notes. Until the date of conversion the convertible securities formed part of long-term debt.

The following table sets forth maturities and interest rates for senior and subordinated debt:
December 31, in CHF m	2006	2007	2008	2009	2010	Thereafter	Total 2005

Parent Company
Senior debt
Fixed Rate	799	998	497	495	0	1,826	4,615
Interest rates (range in %)	4.0	4.0	3.5	3.5	–	3.1-7.3	–
Subordinated debt
Fixed rate	341	190	0	0	539	4,981	6,051
Interest rates (range in %)	3.6	3.5	–	–	6.6-8.0	3.6-8.5	–

Subtotal - Parent Company	1,140	1,188	497	495	539	6,807	10,666

Subsidiaries
Senior debt
Fixed Rate	6,922	8,468	12,994	9,404	5,955	23,498	67,241
Variable rate	5,991	4,610	11,264	4,020	9,504	8,168	43,557
Interest rates (range in %)	0.0-15.0	0.0-20.0	0.0-12.0	0.0-22.0	0.0-15.0	0.0-10.0	–
Subordinated debt
Fixed rate	1,055	1,718	1,029	1,983	1,096	3,150	10,031
Variable rate	188	447	169	0	0	676	1,480
Interest rates (range in %)	0.0-20.7	0.0-7.9	0.0-6.5	0.0-8.3	0.0-8.3	0.0-10.3	–

Subtotal - Subsidiaries	14,156	15,243	25,456	15,407	16,555	35,492	122,309

Total long-term debt	15,296	16,431	25,953	15,902	17,094	42,299	132,975

The Group maintains a shelf registration statement on file with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary.

Credit Suisse Group Finance (Guernsey) Limited and Credit Suisse Group Finance (Luxembourg) S.A. (collectively, the “Finance Subsidiaries”) are 100% owned finance subsidiaries of Credit Suisse Group. Credit Suisse Group has guaranteed the securities previously issued by the Finance Subsidiaries and will fully and unconditionally guarantee any securities issued by the Finance Subsidiaries pursuant to any registration statement filed with the Securities and Exchange Commission in the United States. There are no significant restrictions on the ability of Credit Suisse Group to obtain funds from its subsidiaries by dividends or loans, nor any significant restrictions on the ability of the Finance Subsidiaries to pay dividends or make loans to Credit Suisse Group.

The Group, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third-party banks. As of December 31, 2005, the Group maintained ten such credit facilities that collectively totaled USD 4.5 billion. These facilities require various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the US Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Group believes will not impair its ability to obtain funding.

25 Other liabilities
The following table sets forth the details of other liabilities:
December 31, in CHF m	2005	2004

Cash collateral on derivative instruments	18,489	13,784
Derivative instruments used for hedging	2,332	1,712
Brokerage payables	23,068	25,623
Provisions 1)	2,595	1,778
Restructuring liabilities	20	49
Interest and fees payable	13,940	10,823
Current tax liabilities	3,260	2,486
Deferred tax liabilities	1,935	1,903
Liabilities related to the insurance business	6,562	7,225
Discontinued operations - liabilities	1,330	1
Other	10,604	8,912

Total other liabilities	84,135	74,296

1) Includes provisions for off-balance sheet risk of CHF 130 million and CHF 126 million as of December 31, 2005 and 2004, respectively.

26 Restructuring liabilities
The following table sets forth the movements of restructuring liabilities:
	2005			2004			2003

in CHF m	Personnel	Other	Total	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	27	22	49	65	27	92	75	51	126
Net additions charged to income statement	4	0	4	62	23	85	80	31	111
Write-offs/recoveries, net 1)	(14)	(19)	(33)	(100)	(26)	(126)	(94)	(57)	(151)
Transfers, foreign exchange	(3)	3	0	0	(2)	(2)	4	2	6

Balance December 31	14	6	20	27	22	49	65	27	92

1) Includes cash paid or otherwise settled.

In 2005, no significant charges related to restructuring were recorded. In 2004, charges of CHF 85 million related primarily to the insurance segments and reflected expenses related to the reorganization plan announced in 2003 and to two larger restructuring initiatives in 2004 for Spain and Switzerland. In Spain, the overall business structure was streamlined to improve profitability and market competitiveness. In Switzerland, the distribution structures of the Life & Pensions and Non-Life segments were aligned and the structure of the agencies was streamlined. The majority of the reorganization activities were completed in 2004 and 2005, with the remaining total estimated costs for completing the reorganizations in Germany and Switzerland being approximately CHF 10 million and CHF 2 million, respectively, at December 31, 2005.

27 Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/ (losses) on cash flow hedges	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance December 31, 2002	(34)	(2,302)	1,661		(581)	(1,256)

Increase/(decrease)	36	(1,019)	80		4	(899)
Reclassification adjustments, included in net profit	1	235	(600)		0	(364)

Balance December 31, 2003	3	(3,086)	1,141		(577)	(2,519)

Increase/(decrease)	20	(1,062)	384		(243)	(901)
Reclassification adjustments, included in net profit	4	150	(457)		0	(303)

Balance December 31, 2004	27	(3,998)	1,068		(820)	(3,723)

Increase/(decrease)	40	1,511	539		178	2,268
Reclassification adjustments, included in net profit	10	(10)	(451)		0	(451)

Balance December 31, 2005	77	(2,497)	1,156		(642)	(1,906)

1) Presented net of shadow adjustments.

28 Earnings per share
The following table sets forth details of the calculation of earnings per share:
Year ended December 31, in CHF m	2005	2004	2003

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5,863	5,684	1,585
Income/(loss) from discontinued operations, net of tax	(27)	(50)	(256)
Extraordinary items, net of tax	0	0	7
Cumulative effect of accounting changes, net of tax	14	(6)	(566)

Net income - as reported	5,850	5,628	770

Net income available for common shares for basic EPS 1)	5,759	5,455	748

Net income available for common shares for diluted EPS 2)	5,950	5,744	748

Weighted-average common shares outstanding for basic EPS, in m	1,114.6	1,136.1	1,168.9
Effect of dilutive securities
Convertible securities 3)	32.9	40.4	–	4)
Share options and warrants	10.3	8.0	7.6
Share awards	27.9	24.9	2.1

Adjusted weighted-average common shares for diluted EPS 5)	1,185.7	1,209.4	1,178.6

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5.18	4.85	1.34
Income/(loss) from discontinued operations, net of tax	(0.02)	(0.04)	(0.22)
Extraordinary items, net of tax	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	0.01	(0.01)	(0.49)

Net income available for common shares	5.17	4.80	0.64

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5.03	4.79	1.32
Income/(loss) from discontinued operations, net of tax	(0.02)	(0.04)	(0.22)
Extraordinary items, net of tax	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	0.01	0.00	(0.48)

Net income available for common shares	5.02	4.75	0.63

1) The allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the basic earnings per share calculation.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) All outstanding mandatory convertible securities converted on December 23, 2005 into 33.7 million common shares.
4) The computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities as the effect would be anti-dilutive.
5) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted EPS calculation above), but could potentially dilute earnings per share in the future, were 56.0 million, 39.2 million and 99.6 million for 2005, 2004 and 2003, respectively.

29 Income taxes
The following table sets forth details of the income from continuing operations before taxes in Switzerland and foreign countries:
Year ended December 31, in CHF m	2005	2004	2003

Switzerland	3,483	2,118	(761)
Foreign	5,766	6,114	2,437

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	9,249	8,232	1,676

The following table sets forth the details of current and deferred taxes:
Year ended December 31, in CHF m	2005	2004	2003

Switzerland	778	693	462
Foreign	977	802	190

Current income tax expense	1,755	1,495	652

Switzerland	193	1	43
Foreign	(592)	(75)	(706)

Deferred income tax expense/(benefit)	(399)	(74)	(663)

Income tax expense/(benefit)	1,356	1,421	(11)

Income tax expense/(benefit) on discontinued operations	2	(12)	123
Income tax expense/(benefit) on cumulative effect of accounting changes	6	0	(183)
Income tax expense/(benefit) reported in shareholders' equity related to:
Cumulative translation adjustment	47	(60)	(16)
Unrealized gains/(losses) on securities	44	33	(217)
Minimum pension liability adjustment	(24)	(41)	(59)
Gains/(losses) cash flow hedges	18	1	3
Share-based compensation and treasury shares	(2)	(166)	58

The following table is a reconciliation of taxes computed at the Swiss statutory rate:
Year ended December 31, in CHF m	2005	2004	2003

Income tax expense/(benefit) computed at the statutory tax rate of 22% (25%: 2004 and 2003) 1)	2,035	2,058	419
Increase/(decrease) in income taxes resulting from:
Foreign tax rate differential 2)	(85)	(1)	(571)
Non-deductible amortization of intangible assets and goodwill impairment	23	10	391
Other non-deductible expenses	257	158	394
Additional taxable income	358	239	310
Lower taxed income	(556)	(689)	(451)
Income taxable to minority interests 3)	(449)	(268)	0
Changes in tax law and rates 2)	(4)	(23)	(472)
Changes in deferred tax valuation allowance 4)	(376)	117	(114)
Other 5)	153	(180)	83

Income tax expense/(benefit)	1,356	1,421	(11)

1) In 2005, following changes in the Zurich cantonal tax law, the statutory tax rate applicable to the Group decreased to 22%.
2) In December 2003, the German government abolished the tax exemption for realized gains on equity securities and dividend income for investments held by life and health insurance companies. Retroactive changes were also made to the taxation of investment funds. These changes resulted in a release of the deferred tax provision that the Group was holding in respect of realized and unrealized gains in investment funds and resulted in a tax benefit of CHF 782 million for the year ended December 31, 2003, of which CHF 711 million was allocated to the policyholders. Accordingly, the impact on net income was CHF 71 million for the year ended December 31, 2003.
3) Representing the tax benefit from non-taxable income arising from investments that are required to be consolidated under FIN 46R.
4) In 2005 and 2004 there was a tax benefit of CHF 420 million and CHF 183 million, respectively, resulting from the release of valuation allowances on deferred tax assets on net operating loss carry-forwards, offset by additions.
5) Included in 2005 and 2004 is an amount of CHF 131 million and CHF 230 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2005 also included a charge of CHF 146 million relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowances on deferred tax assets on net operating loss carry-forwards (refer footnote 4).

At December 31, 2005, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 10.5 billion. No deferred tax was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The following table sets forth details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:
December 31, in CHF m	2005	2004

Insurance technical provisions	1,883	1,601
Adjustment for unrealized gains/(losses) on available-for-sale securities from the insurance business	1,210	969
Employment compensation and benefits	1,781	1,572
Loans	146	283
Investment securities	574	499
Deferred policy acquisition costs	14	11
Provisions	1,323	901
Derivatives	248	226
Real estate	163	142
NOL carry-forwards	3,770	3,512
Other	561	605

Gross deferred tax asset before valuation allowance	11,673	10,321

Less valuation allowance	(1,225)	(1,543)

Gross deferred tax assets net of valuation allowance	10,448	8,778

Insurance technical provisions	(609)	(615)
Other insurance-related assets	(461)	(420)
Employment compensation and benefits	(378)	(291)
Loans	(71)	(28)
Investment securities	(1,768)	(1,563)
Present value of future profits	(868)	(949)
Deferred policy acquisition costs	(1,182)	(1,093)
Business combinations	(356)	(261)
Derivatives	(30)	(169)
Software capitalization	(23)	(33)
Leasing	(127)	(109)
Real estate	(257)	(254)
Other	(318)	(208)

Gross deferred tax liabilities	(6,448)	(5,993)

Net deferred tax assets	4,000	2,785

The following table sets forth the amounts and expiration dates of net operating loss (NOL) carry-forwards:
December 31, 2005, in CHF m	Total

Due to expire within 1 year	103
Due to expire within 2 - 5 years	1,523
Due to expire within 6 - 10 years	559
Due to expire through to 2025	6,836

Amount due to expire	9,021

Amount not due to expire	2,777

Total net operating loss carry-forwards	11,798

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible and tax loss carry-forwards are reasonable, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

The valuation allowance was CHF 1,931 million as of January 1, 2003, decreased by CHF 278 million in 2003 and by CHF 110 million in 2004, and amounted to CHF 1,543 million as of December 31, 2004. During 2005, the valuation allowance decreased CHF 318 million to CHF 1,225 million as of December 31, 2005.

Significant judgment is required in evaluating certain tax positions. The Group accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Group’s positions may not be probable of being fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of tax audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

30 Employee share-based compensation and other benefits

Share-based compensation
The Group’s share-based compensation program is an important element of its overall compensation package for key employees and senior executives and is an integral part of the Group’s annual compensation process. All share-based equity awards are granted under the provisions of the Credit Suisse Group Master Share Plan in the form of shares, share options and/or share units and represent compensation awards, retention incentive awards, and special awards. The majority of the shared-based equity awards are typically granted as part of the annual bonus given to employees subsequent to the fiscal year to which the bonus relates.

Shares granted to employees entitle the holder to receive one Credit Suisse Group common share subject to continued employment with the Group, restrictive covenants and cancellation provisions. Share options granted to employees entitle the holder to purchase one Credit Suisse Group common share at a stated exercise price subject to continued employment with the Group, restrictive covenants and cancellation provisions. Share options are typically granted with an exercise price at or above the market price of Credit Suisse Group’s shares on the date of grant, cannot be exercised until at least one year after the grant date and expire after ten years. Shares and share options granted as compensation awards generally vest on the grant date, whereas shares and share options granted as retention incentive awards and special awards generally vest between one and five years.

Total compensation expense for share-based payments recognized during 2005, 2004 and 2003 was CHF 2,181 million, CHF 891 million and CHF 862 million, respectively. The increase during 2005 was primarily caused by the recognition of expense for employees eligible for early retirement, the acceleration of vesting for the management equity program, the initial recognition of expense for the new share units granted in January 2005 and the expensing of shares granted as retention incentive awards with future service periods. Associated tax benefits recorded in the income statement during 2005, 2004 and 2003 were CHF 683 million, CHF 276 million and CHF 201 million, respectively. In addition, the Group realized excess tax benefits related to the settlement of share awards and the exercise of share options as a reduction of its current tax payable in the amount of CHF 46 million and CHF 143 million in 2005 and 2004, respectively. As of December 31, 2005, the total estimated unrecognized compensation cost of CHF 1,190 million related to non-vested share-based equity awards will be recognized over the remaining weighted-average requisite service period of 1.7 years.

The Group generally repurchases its own shares on the open market to satisfy these obligations but also has the possibility of issuing new shares out of available conditional capital. The Group expects to repurchase approximately 20 million shares during 2006 to satisfy part of these obligations.

Share options

The following table presents the share option activities during the periods indicated:
	2005		2004		2003

	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF

Outstanding January 1	64.8	55.01	69.5	53.07	139.2	54.84
Granted	0.1	48.05	0.4	46.05	0.1	47.75
Exercised	(6.2)	31.93	(3.9)	20.74	(0.8)	25.75
Settlements	(0.1)	65.88	–	–	(1.0)	67.38
Forfeited	(0.6)	50.03	(1.1)	51.79	(2.5)	53.64
Exchanged, net	–	–	–	–	(63.9)	56.65
Expired	(0.3)	57.09	(0.1)	72.50	(1.6)	67.50

Outstanding December 31	57.7	57.48	64.8	55.01	69.5	53.07

Exercisable December 31	53.9	58.60	43.9	61.74	33.8	57.62

The weighted-average fair value of options granted during 2005, 2004 and 2003 was CHF 9.5, CHF 14.62 and CHF 15.67, respectively. As of December 31, 2005, the aggregate intrinsic value of options outstanding was CHF 792 million, and the weighted-average remaining contractual term was 5.4 years. As of December 31, 2005, the aggregate intrinsic value of options exercisable was CHF 694 million, and the weighted-average remaining contractual term was 5.3 years. As of the exercise date, the total intrinsic value of options exercised during 2005, 2004 and 2003 was CHF 141 million, CHF 97 million and CHF 14 million, respectively. Cash received from option exercises during 2005, 2004 and 2003 was CHF 196 million, CHF 83 million and CHF 21 million, respectively.

As of December 31, 2005, there were 4.1 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 65.94 and a weighted-average remaining contractual term of 3.7 years. During 2005 there were no exercises or forfeitures and 0.1 million options were settled for CHF 0.5 million in cash.

On September 9, 2003, the Group completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of the Group’s shares on the valuation date. These share options were restricted for one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of the Group’s shares on the valuation date and were restricted for one year following the exchange. In accordance with SFAS 123, the Group did not recognize any compensation expense as a result of this exchange.

The following table provides a summary of the exchange resulting from the 2003 option reduction program:
	Number of options/shares in m	Weighted- average exercise price in CHF	Weighted- average fair value in CHF	Total fair value in CHF m

Exchanged options	(66.6)	56.40	14.40	(958.5)
New options	2.7	50.55	14.73	39.5
New shares	20.0	–	45.95	919.0

Share units
The following table presents the share unit activities for the period indicated:
2005	Number of share units in m

Outstanding as of January 1	–
Granted	14.1
Forfeited	(1.3)

Outstanding as of December 31	12.8

In January 2005, the Group granted share units to a part of its workforce. These share units entitle the holder to receive Credit Suisse Group common shares at the end of a five-year vesting period based on the achievement of performance and market criteria and subject to continued employment with the Group, restrictive covenants and cancellation provisions. Each share unit granted may be converted into a range of between 0 and 3 final share units depending on the outcome of certain performance and service conditions during the five-year vesting period. In addition, each vested final share unit may be converted into between 0 and 3 shares at the settlement date based on the Group’s share price and the Group’s share price performance compared to a select group of peers over the five-year vesting period.

The remaining weighted-average contractual term of the share units granted during 2005 was four years and none of the share units were convertible as of December 31, 2005. Total compensation expense for these share units was determined based on the grant-date fair value multiplied by management’s estimate of the total number of share units for which the requisite service is expected to be rendered. The grant-date fair value was determined based on the projected outcome of the market conditions on the date of grant and will not be remeasured in subsequent periods regardless of the outcome of those market conditions unless the award is modified. Management’s estimate of the total number of share units for which the requisite service period is expected to be rendered is contingent upon the projected outcome of the underlying service and performance conditions and is updated on a periodic basis.

For employees who do not become eligible for retirement during the scheduled vesting period, the performance condition is considered in determining the total number of units for which the requisite service period is expected to be rendered and is updated on a periodic basis. Based on the estimated outcome of the performance condition as of December 31, 2005, it is expected that each initial share unit will convert into 2.98 final share units at the end of the vesting period. For employees who do not become eligible for retirement during the scheduled vesting period, the weighted average grant-date fair value was CHF 51.70 per share unit.

For employees who are eligible for retirement at the date of grant or become eligible during the scheduled vesting period, the performance condition and therefore the estimate of the total number of share units expected to vest was considered in determining the fair value of the respective awards at grant date. This fair value is not subsequently updated or remeasured to reflect changes in the expected or actual outcome of the performance condition, and compensation expense is recognized if the required service has been rendered regardless of the actual outcome of the performance condition. For employees who are eligible for retirement at grant date or during the scheduled vesting period, the grant date fair value for each share unit was CHF 83.75.

Fair value assumptions for share-based payments
In estimating the fair value for shared-based equity awards where an observable independent quoted market price is not available, the Group uses valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available at the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The following table illustrates the significant assumptions used to estimate the fair value of share options and share units:
December 31	2005	2004	2003

Expected volatility, in % 1)	29.00	41.94	43.11
Expected dividend yield, in % 1)	3.03	2.29	2.14
Expected risk-free interest rate, in %	1.86	2.01	1.82
Expected term, in years	5	5	5

1) Due to current and changing market conditions, the Group refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

The expected volatility and dividend yield are based on the implied market volatility and dividend yield of traded options on the Group’s stock, the historical volatility and dividend yield of the Group’s stock and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant which corresponds with the expected term of the award. The LIBOR rates are used as a proxy for the risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

Shares

The following table presents the share award activities during the periods indicated:
	Number of Compensation awards, in m	Weighted- average grant-date fair value in CHF	Number of Retention awards, in m	Weighted- average grant-date fair value in CHF	Total number of share awards, in m	Weighted- average grant-date fair value in CHF

Outstanding at December 31, 2002	24.5	62.31	30.5	72.70	55.0	68.07

Granted 1)	7.3	46.61	45.4	37.92	52.7	39.12
Settled	(10.2)	52.97	(12.2)	74.90	(22.4)	64.89
Forfeited	(0.3)	50.20	(2.8)	57.76	(3.1)	57.04

Outstanding at December 31, 2003	21.3	61.58	60.9	47.00	82.2	50.77

Granted	1.7	47.35	34.9	47.07	36.6	47.09
Settled	(9.3)	61.54	(27.2)	52.50	(36.5)	54.79
Forfeited	(0.2)	51.90	(5.6)	46.00	(5.8)	46.24

Outstanding at December 31, 2004	13.5	59.97	63.0	44.75	76.5	47.44

of which vested	13.5	–	8.4	–	21.9	–
of which unvested	–	–	54.6	–	54.6	–

Granted	1.0	70.99	22.4	48.46	23.4	49.42
Settled	(12.2)	59.07	(34.8)	44.63	(47.0)	48.40
Forfeited	(0.1)	44.97	(5.6)	43.88	(5.7)	43.89

Outstanding at December 31, 2005	2.2	70.63	45.0	46.80	47.2	47.89

of which vested	2.2	–	1.8	–	4.0	–
of which unvested	–	–	43.2	–	43.2	–

1) Includes 20.0 million shares granted in the option reduction program and 19.2 million special equity retention awards.

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

In 2002 and 2001, employees were granted 377,500 units under this program. No additional units were subsequently granted. During 2005, 274,897 units were settled for a final value of USD 370 million. As of December 31, 2005, 39,134 units had been forfeited. The remaining 63,470 units will be settled during the first quarter of 2006 for a final value of USD 94 million.

31 Related parties

As required by the Directive on Information Relating to Corporate Governance of the SWX Swiss Exchange the related parties disclosure describes compensation paid to and equity holdings of the members of the Board of Directors and the members of the most senior executive body of Credit Suisse Group. In addition, the disclosure includes loans granted to this group of people and companies related to them. The most senior executive body in 2005 was the Group Executive Board Committee (six individuals including the Group Chief Executive Officer).

Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board Committee

Governance
The Compensation Committee of the Board of Directors is the supervisory and governing body for compensation policy and practices within the Group and has responsibility for determining, reviewing and proposing compensation. The Committee consists of not less than three members of the Board of Directors, all of whom must be independent pursuant to its charter.

Compensation to and equity holdings of members of the Board of Directors
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (nine individuals) is in the form of cash and blocked Credit Suisse Group registered shares with a nominal value of CHF 0.50, which may not be sold for a period of four years. In 2005, Board members with no functional duties were eligible to receive up to 35% of their compensation in cash.

Members of the Board of Directors with functional, non-executive duties (three individuals) receive variable compensation for their services, in addition to fixed compensation as set by the Board of Directors. Such compensation is paid in the form of cash and/or Credit Suisse Group registered shares with a nominal value of CHF 0.50, blocked for a period of four years, as determined by the Compensation Committee.

All compensation paid to the members of the Board of Directors is subject to a review of compensation levels at comparable companies, which is conducted by an independent compensation consultant, and also a self-assessment of Board performance.

The following table presents the allocation of 2005/06 1) compensation for the Board of Directors and the highest paid Board member:

in CHF m, except where indicated	Cash	Equity value	Total remu- neration	Number of shares	2)	Pension and benefits

12 individuals	11.1	9.4	20.5	146,562		0.24
of which highest paid: Walter B. Kielholz, Chairman of the BoD 3)	7.1	5.0	12.1	69,445		0.02

1) Period from April 29, 2005, to April 28, 2006.
2) Value of shares included in total remuneration.
3) Highest paid is included in the consolidated Board of Directors figures above.

Additional fees and remuneration
Certain former members of the Board of Directors (three individuals) received benefits in kind in the form of office use, secretarial support, etc. during 2005.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the Board of Directors or related parties during 2005.

The following table shows the aggregate number of Credit Suisse Group registered shares held by members of the Board of Directors (twelve individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2005	673,008

The following table shows options on shares granted to one member of the Board of Directors, as of December 31, 2005, as part of the previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2002	75,000	Dec 3, 2012	34.10
2001	97,792	Jan 25, 2011	84.75
2000	100,000	Mar 1, 2010	74.00
1999	100,000	Feb 18, 2009	57.75

2005 total compensation of the Chairman of the Board of Directors
The Group’s executive compensation policies as described below guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2005 compensation for Mr. Kielholz as Chairman of the Board of Directors.

For 2005 the Compensation Committee based its total compensation recommendation on its analysis of (1) the Group’s financial performance relative to its 2005 financial plan and 2004 performance; (2) Mr. Kielholz’s leadership as demonstrated by the successful integration of the banking business; and (3) the complexity and scope of the role that Mr. Kielholz performs as Chairman.

Mr. Kielholz’s annual total compensation remained unchanged at CHF 12.1 million for 2005 versus 2004.

The percentage composition of Mr. Kielholz’s total compensation for 2005 was as follows: salary 17%, cash bonus 41.5%, and blocked Credit Suisse Group registered shares 41.5%.

Executive compensation policies
The Group’s executive compensation policies are designed to attract executives of the highest quality and to retain them by rewarding them for superior performance. The Compensation Committee measures performance based on the achievement of a variety of goals set each year. These may be firm wide or more focused on the performance of a division, depending on the position and responsibility of the executive. These measures are designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders. An important strategic priority for 2005 was the integration of the separate banking operating divisions in order to better meet the requirements of clients. Shareholder satisfaction is assessed by reviewing objective data regarding the Group’s financial performance, with a focus on revenue growth, pre-tax margin growth, return on equity and earnings per share.

Compensation for members of the Group Executive Board Committee is based on an analysis of individual contributions, company performance against the applicable performance measures and competitive market information for roles of similar scope and complexity. In addition to measuring performance against internal annual goals, the Compensation Committee considers performance compared to performance of the Group’s peer companies on similar metrics.

The Group bases executive compensation on two key principles: first it must be based on performance and second it should be aligned with the interests of shareholders. The annual bonus usually represents the most significant part of an executive’s total compensation package and varies from year to year depending on his or her performance. A part of the bonus is awarded in cash and a part in share-based awards.

The Compensation Committee believes that equity ownership helps to align the interests of executives with shareholders and also helps to focus executives on long-term performance. As a matter of policy, share-based awards are usually a material portion of each executive’s compensation and are subject to specific vesting or holding requirements. This means that such awards typically do not become available to the executive until a specified future service or holding period has elapsed. These periods are typically three to five years from the date of grant, depending on the type of award.

In 2005, the members of the Group Executive Board Committee received on average, as a percentage of their total compensation, remuneration that was structured and delivered in the following manner: salary 7%, cash bonus 39%, and share-based awards 54%.

Components of total compensation

Salary
Salaries for members of the Group Executive Board Committee are reviewed annually. Salaries are set at similar levels for each member.

Performance bonus
The 2005 performance bonus for each member of the Group Executive Board Committee was based on the Compensation Committee’s overall assessment of the respective executive’s individual performance against performance goals and market practices at a predefined group of competitor institutions. The year-on-year trend of total compensation change for the Group Executive Board Committee was in line with the performance of the Group and the competitive market.

Share-based compensation
The portion of the performance bonus determined and delivered in share-based compensation, under the provisions of the Credit Suisse Group Master Share Plan, includes three types of share-based awards:

– Compensation Awards: Compensation awarded in phantom or blocked Credit Suisse Group registered shares. Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Credit Suisse Group shares within 120 days of vesting. Blocked shares vest at grant, but are subject to blocking until the fourth anniversary of grant.

– Longevity Premium Awards: Compensation awarded in phantom shares to encourage long-term performance. Shares awarded through this program vest in full on the third anniversary of the grant date and either convert to registered shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

– Performance Incentive Plan Units : Compensation awarded in share units with an initial unit value based on the Credit Suisse Group share price at the time of grant. At the completion of a five-year performance period, the number of share units is adjusted (up or down) based on achievement against pre-defined financial performance targets. At the completion of the five-year performance period, the final number of share units is determined and the share units are converted into Credit Suisse Group registered shares. The number of shares delivered in respect of each final share unit is calculated by reference to predetermined scales and comparison of the Credit Suisse Group share price performance against that of a specified peer competitor group. During employment the initial share units awarded vest over a five-year period with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the grant date.

No stock options were awarded for the 2005 performance year.

The following table presents the allocation of 2005 compensation for members of the Group Executive Board Committee:
in CHF m, except where indicated	Cash	Value of share- based awards	Total remu- neration	Number of share- based awards	1)	Pension and benefits

6 individuals	46.2	55.4	101.6	769,672		1.5

1) Value of shares included in value of share-based awards and total remuneration.

Additional fees and remuneration
Certain former members of the most senior executive body (three individuals) received benefits in kind in the form of office use, secretarial support, etc. during 2005.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the most senior executive body or related parties during 2005.

The following table shows the aggregate number of Credit Suisse Group shares held by members of the Group Executive Board Committee (four individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2005	1,437,940

The following table shows the Performance Incentive Plan Units awarded to members of the Group Executive Board Committee (six individuals), as part of the previous year's compensation:
December 31	Number of Units

2005	815,894

The following table shows options on shares granted to two members of the Group Executive Board Committee, as of December 31, 2005, as part of the previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2004	169,924	Apr 30, 2014	45.70
2003	1,000,000	Jan 22, 2013	30.60
2001	368,400	Jan 25, 2011	84.75
2000	140,000	Mar 1, 2010	74.00

Loans to members of the Board of Directors and the Group Executive Board Committee
Loans to members of the Board of Directors of Credit Suisse Group:					1)
in CHF m	2005	2)	2004	2003

Balance January 1	26		24	30
Additions	2		3	6
Reductions	1		1	12

Balance December 31	27		26	24

1) None of the members of the Board of Directors has any executive function within the Group, which would require aggregated disclosure of outstanding loans with those of the members of the most senior executive body.
2) The number of individuals with outstanding loans at the beginning and at the end of the year was six and eight, respectively.

Loans to members of the Group Executive Board Committee:
in CHF m	2005	1)	2004	2003

Balance January 1	13		6	22
Additions	4		13	6
Reductions	4		6	22

Balance December 31	13		13	6

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was four and five, respectively.

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse Group and the Group Executive Board Committee are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Group Executive Board Committee are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years, in some cases up to 10 years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2005, the total exposure to such related parties amounted to CHF 7 million, including all advances and contingent liabilities, and in the ordinary course of business and granted at arm’s-length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2005 did not exceed in aggregate CHF 76 million.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which Credit Suisse Group Board members assume management functions or board member responsibilities. None of the members of the Board of Directors or companies affiliated with them have important business relationships with Credit Suisse Group or its banking subsidiaries. All relationships with the directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

In addition, one of the Group’s indirect subsidiaries has agreed to invest USD 100 million in an investment fund managed by a registered investment adviser owned and controlled by two close family members of a member of the Executive Board of Credit Suisse. The terms of the investment, including the fund’s structure and fee arrangements, were negotiated on an arm’s-length basis with the investment adviser.

Other information

Loans outstanding made by the Group or any subsidiaries to equity method investees:
in CHF m	2005	2004	2003

Balance January 1	794	604	728
Movements	(211)	190	(124)

Balance December 31	583	794	604

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2005 and 2004 of CHF 791 million and CHF 445 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

32 Pension and other post-retirement benefits

The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the US, the UK and Germany. The measurement date for the Group’s defined benefit pension and other post-retirement defined benefit plans is September 30.

Swiss pension plans
The Group’s Swiss pension funds cover its employees in Switzerland, and are defined benefit plans set up as trusts domiciled in Zurich and Winterthur. The pension plan benefits meet or exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 60% of all the Group’s employees participating in defined benefit plans, approximately 85% of the fair value of plan assets and approximately 80% of the pension benefit obligation of the defined benefit plans of the Group.

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

Defined benefit pension and other post-retirement defined benefit plans

The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
	Defined benefit pension plans						Other post-retirement defined benefit plans

	Switzerland			International			International

Year ended December 31, in CHF m	2005	2004	2003	2005	2004	2003	2005	2004	2003

Service costs on benefit obligation	278	288	308	118	113	182	2	2	2
Interest costs on benefit obligation	539	530	505	195	180	178	9	5	6
Expected return on plan assets	(701)	(761)	(732)	(198)	(178)	(165)	–	–	–
Amortization of
Unrecognized transition obligation/(asset)	–	–	71	(2)	(5)	(2)	–	–	–
Prior service cost	36	36	36	2	3	4	–	–	–
Unrecognized (gains)/losses	–	–	–	54	42	32	9	–	2

Net periodic pension costs	152	93	188	169	155	229	20	7	10

Settlement (gains)/losses	–	–	–	–	3	4	–	–	–
Curtailment (gains)/losses	–	–	–	–	5	–	–	–	–
Termination losses	–	13	44	12	5	5	–	–	–

Total pension costs	152	106	232	181	168	238	20	7	10

The following table shows the changes in the projected benefit obligation and the fair value of plan assets during 2005 and 2004, and the amounts included in the Group’s consolidated balance sheet for the Group’s defined benefit pension and other post-retirement defined benefit plans as of December 31, 2005 and 2004, respectively:
	Defined benefit pension plans				Other post-retirement defined benefit plans

	Switzerland		International		International

in CHF m	2005	2004	2005	2004	2005	2004

Projected benefit obligation - beginning of the measurement period	14,746	14,550	3,504	3,232	82	93
Projected benefit obligation of plans added in current year	24	–	14	36	–	–
Plan participant contributions	240	206	5	4	–	1
Service cost	278	288	118	113	2	2
Interest cost	539	530	195	180	9	5
Plan amendments	–	–	–	6	–	–
Settlements	–	–	–	(8)	–	–
Curtailments	–	–	–	(19)	–	–
Special termination benefits	–	13	11	5	–	–
Actuarial (gains)/losses	863	(128)	446	174	83	(6)
Disposals	–	–	(46)	–	(1)	–
Benefit payments	(550)	(713)	(101)	(94)	(7)	(6)
Exchange rate (gains)/losses	–	–	235	(125)	15	(7)

Projected benefit obligation - end of the measurement period	16,140	14,746	4,381	3,504	183	82

Fair value of plan assets - beginning of the measurement period	13,841	13,507	2,603	2,069	–	–
Assets for plans added in current year	31	–	7	26	–	–
Actual return on plan assets	983	430	361	168	–	–
Employer contributions	415	411	132	547	7	5
Plan participant contributions	240	206	5	4	–	1
Settlements	–	–	–	(8)	–	–
Curtailments	–	–	–	–	–	–
Special termination benefits	–	–	–	–	–	–
Disposals	–	–	(53)	–	–	–
Benefit payments	(550)	(713)	(101)	(94)	(7)	(6)
Exchange rate gains/(losses)	–	–	196	(109)	–	–

Fair value of plan assets - end of the measurement period	14,960	13,841	3,150	2,603	–	–

Total amount recognized
Funded status of the plan	(1,180)	(905)	(1,231)	(901)	(183)	(82)
Unrecognized
Net transition obligation/(asset)	–	–	(2)	(4)	–	–
Prior service cost	241	276	24	26	–	–
Net actuarial (gains)/losses	2,254	1,681	1,327	1,013	95	15
Fourth quarter employer contributions	91	85	26	21	2	1

Net amount recognized December 31	1,406	1,137	144	155	(86)	(66)

Amounts recognized in the balance sheet consist of
Prepaid benefit costs	1,404	549	106	393	–	–
Accrued benefit liability	(10)	(232)	(949)	(755)	(86)	(66)
Intangible asset	–	222	8	6	–	–
Accumulated other comprehensive loss	12	598	979	511	–	–

Net amount recognized December 31	1,406	1,137	144	155	(86)	(66)

Accumulated benefit obligation - end of the measurement period	14,681	13,975	4,026	3,189	–	–

In 2006, the Group expects to contribute approximately CHF 500 million to the Swiss and international defined benefit pension plans, and CHF 8 million to other post-retirement defined benefit plans.

At September 30, 2005 and 2004, the total fair value of Credit Suisse Group debt securities included in plan assets was CHF 290 million and CHF 28 million, respectively, and the total fair value of Credit Suisse Group equity securities and options was CHF 90 million and CHF 547 million, respectively. At September 30, 2005 and 2004, CHF 4,401 million and CHF 4,197 million, respectively, of the plan assets of the Winterthur defined benefit pension plan were fully insured with Winterthur Life.

As of the measurement date, the projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets for defined benefit pension plans with a PBO in excess of plan assets and defined benefit pension plans with an ABO in excess of plan assets were as follows:
	PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets

	Switzerland		International		Switzerland		International

September 30, in CHF m	2005	2004	2005	2004	2005	2004	2005	2004

Projected benefit obligation	15,662	14,367	4,381	2,771	160	10,307	3,739	2,418
Accumulated benefit obligation	14,234	13,613	4,026	2,498	157	9,757	3,464	2,186
Fair value of plan assets	14,454	13,433	3,150	1,825	146	9,468	2,544	1,495

The amounts recognized in Accumulated other comprehensive income due to the change in the additional minimum pension liability were an increase in 2005 of CHF 178 million and a decrease in 2004 of CHF 243 million, net of tax.

Assumptions

The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the defined benefit pension plans as of the measurement date were as follows:
	Defined benefit pension plans

September 30, in %	2005	2004

Benefit obligations
Discount rate
Switzerland	3.0	3.8
International	4.8	5.4
Salary increases
Switzerland	2.6	2.3
International	3.8	3.8

Net benefit pension cost
Discount rate
Switzerland	3.8	3.8
International	5.5	5.6
Salary increases
Switzerland	2.3	2.4
International	3.8	3.7
Expected long-term rate of return on plan assets
Switzerland	4.7	5.2
International	6.9	6.6

As of September 30, 2005 and 2004, an annual weighted-average discount rate of 5.5% and 6.0% respectively, was assumed in measuring the other post-retirement defined benefit obligation. For 2005 and 2004, an average discount rate of 6.0% was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefits cost for 2005 and 2004, an annual weighted-average rate of 10.0% and 8.0%, respectively, in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.6% by 2011 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement defined benefit obligation or expense in 2005 or 2004.

Plan assets and investment strategy

The following table sets forth the weighted-average asset allocation of the Group’s defined benefit pension plan assets as of the measurement date:
	Switzerland		International

September 30, in %	2005	2004	2005	2004

Equity securities	13.1	13.5	47.7	43.6
Debt securities	32.6	33.1	18.1	18.4
Real estate	12.2	13.1	3.1	1.2
Alternative investments	5.2	3.7	4.4	6.6
Insurance	25.4	26.4	21.2	23.0
Liquidity	11.5	10.2	5.5	7.2

Total	100.0	100.0	100.0	100.0

The Credit Suisse Group defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equity and fixed income securities and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as among growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Credit Suisse Group pension plan follows defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

The Winterthur defined benefit pension plan is an insured plan. The determination of the long-term rate of return is based on the bonus expectations of the insurance contracts with Winterthur Life. The plan assets are invested in insurance contracts with Winterthur Life and in Winterthur managed funds. The Investment Committee of the plan has decided not to invest at its own risk until it expects to achieve a higher rate of return on assets than the return on the Winterthur portfolio. This decision is reviewed quarterly.

The weighted-average target asset allocation of the Group's defined benefit pension plan assets as of the measurement date was:
September 30, 2005, in %	Switzerland	International

Equity securities	15.0	45.0
Debt securities	30.0	20.0
Real estate	15.0	5.0
Alternative investments	5.0	5.0
Insurance	25.0	20.0
Liquidity	10.0	5.0

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
The following table presents benefit payments for defined benefit pension and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:
in CHF m	Defined benefit pension plans	Other post- retirement defined benefit plans

2006	868	8
2007	873	9
2008	885	10
2009	899	11
2010	918	12
Years 2011-2015	4,724	69

Defined contribution pension plans
Credit Suisse Group also contributes to various defined contribution pension plans primarily in the US and the UK but also in other countries throughout the world. The Group’s contributions to these plans during 2005, 2004 and 2003 were CHF 253 million, CHF 114 million and CHF 122 million, respectively.

33 Derivatives and hedging activities

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

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:

(i) Trading activities;

(ii) A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);

(iii) A hedge of the fair value of a recognized asset or liability;

(iv) A hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or

(v) A hedge of a net investment in a foreign operation.

Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2005, were used for trading activities.

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

Hedge accounting

Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility.

In addition to hedging changes in fair value due to interest rate risk associated with fixed-rate loans, repos and long-term debt instruments, the Group uses:

– Cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and

– Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.

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

The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 15 years.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

The following table sets forth details of fair value, cash flow and net investment hedges:
December 31, in CHF m	2005	2004	2003

Fair value hedges
Net gain/(loss) of the ineffective portion and forward points excluded from assessment of effectiveness	(158)	(156)	(58)

Cash flow hedges
Net gain/(loss) of the ineffective portion	5	0	1
Expected reclassification from AOCI into earnings during the next 12 months	11	(1)	(2)

Net investment hedges
Net gain/(loss) on hedges included in AOCI	(464)	(117)	15

34 Guarantees and commitments Guarantees
The following tables set forth details of contingent liabilities associated with guarantees:
December 31, 2005, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	3,605	1,259	2,172	2,940	9,976	7,616		11	3,484
Performance guarantees and similar instruments	3,917	1,951	1,171	1,236	8,275	7,425		233	3,737
Securities lending indemnifications	35,456	0	0	0	35,456	35,456		0	35,456
Derivatives	69,551	91,614	216,449	59,785	437,399	437,399		4,238	1,612
Other guarantees 2)	2,508	467	126	451	3,552	3,552		25	1,691

Total guarantees	115,037	95,291	219,918	64,412	494,658	491,448		4,507	45,980

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	3,167	1,353	3,308	2,597	10,425	8,907		12	3,992
Performance guarantees and similar instruments	3,371	1,445	780	790	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	0	0	0	24,808	24,808		0	24,808
Derivatives	50,087	58,764	96,103	42,500	247,454	247,454		2,482	186
Other guarantees 2)	2,314	271	171	356	3,112	3,112		25	1,348

Total guarantees	83,747	61,833	100,362	46,243	292,185	289,975		2,631	33,886

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Credit guarantees are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

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

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

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

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications are arrangements in which the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. Derivative contracts that may be cash settled, and which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts are not considered guarantees under FIN 45. For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets.

Other guarantees include acceptances, residual value guarantees and all other guarantees that are not allocated to one of the captions above.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements. These indemnification provisions, sales price adjustments and the cost of reinsurance protection for risk retained resulted in charges to the consolidated statements of income of CHF 133 million, CHF 413 million and CHF 341 million in the years ended December 31, 2005, 2004 and 2003, respectively. Contingencies with respect to significant indemnification provisions provided by the Group are discussed below.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, the Group participated with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004.

The provision already recorded by the Group at the settlement date for this sale-related contingency, net of pre-payments to and risks retained by XL, amounted to USD 541 million plus accrued interest between June 30, 2004 and the settlement date, and a USD 6 million increase agreed by the parties in the fourth quarter of 2005. The provision reflected the adverse development of CHF 833 million (USD 651 million) included in the Group’s submitted Seasoned Net Reserve Amount (SNRA).

The amount payable to XL for the SNRA was subject to an assessment by the Independent Actuary designated in the SPA, who had to determine which of the estimates submitted by the two parties was closest to the amount which the Independent Actuary believed to be the correct amount, and that estimate was conclusively deemed to be the relevant SNRA.

On December 5, 2005, the Independent Actuary released the Final Report, in which it was concluded that the reserve liability was closer to the estimate submitted by the Group. Therefore, Winterthur’s estimate, already provided for in the Group’s financial statements, has become the final and relevant SNRA. In a related determination regarding the seasoning of premiums received by XL (Seasoned Net Premium Receivable Amount), the Independent Actuary also arrived at a final conclusion closer to the Group’s estimate. The seasoning process is now complete.

In addition to the SPA, the Group has other agreements, including retrocession agreements, with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 and the second and third quarters of 2005, details of its claims relating to alleged breaches of warranties in connection with the 2001 sale. With the assistance of outside counsel, the Group continues to evaluate these claims and, on the basis of facts known, believes that the currently recorded provisions for these matters are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group believes, based on currently available information and advice of outside counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

The Group also entered into a profit and loss sharing agreement with the purchaser of Churchill Insurance Group plc (Churchill). In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed regularly as agreed by the Group and the purchaser. The process will continue until both parties agree to cease the regular reviews but might continue for more than five years.

Furthermore, the Group has a continuing involvement in disposed businesses through reinsurance agreements, which could continue for more than five years.

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

Lease commitments

The following table sets forth details of future minimum operating lease commitments under non-cancellable operating leases:
Year ended December 31, in CHF m

2006	738
2007	666
2008	619
2009	561
2010	525
Thereafter	5,523

Future operating lease commitments	8,632

Less minimum non-cancellable sublease rentals	1,058

Total net future minimum lease commitments	7,574

The following table sets forth details of rental expenses for all operating leases:
Year ended December 31, in CHF m	2005	2004	2003

Minimum rentals	893	946	896
Sublease rental income	(150)	(154)	(57)

Total net rental expenses	743	792	839

Other commitments
The following table sets forth details of other commitments:
December 31, 2005, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,276	26	43	0	5,345	5,042		2,761
Loan commitments	139,517	16,890	29,297	14,121	199,825	199,555		126,385
Forward reverse repurchase agreements	15,472	0	0	0	15,472	15,472		15,472
Other	1,010	1,513	483	1,354	4,360	4,360		582

Total other commitments	161,275	18,429	29,823	15,475	225,002	224,429		145,200

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	4,356	5	28	1	4,390	4,076		1,577
Loan commitments	109,551	16,485	16,517	7,054	149,607	149,607		83,209
Forward reverse repurchase agreements	15,268	58	0	0	15,326	15,326		15,326
Other	1,003	419	216	987	2,625	2,625		567

Total other commitments	130,178	16,967	16,761	8,042	171,948	171,634		100,679

1) Total net amount relates to gross amount less any participations.

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. Commitments to originate and purchase loans which qualify as derivatives are not included in the Guarantees and commitments disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

35 Securitization activity

The Group originates and purchases commercial and residential mortgages for the purpose of securitization. The Group sells these mortgage loans to qualified special purpose entities (QSPEs) or other variable interest entities (VIEs), which are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

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

The following table summarizes proceeds received from securitization trusts and pre-tax gains/(losses) recognized by the Group on securitizations:
Year ended December 31, in CHF m	2005	2004	2003

Commercial mortgage loans
Proceeds from securitizations	16,591	13,396	10,045
Gains on securitizations 1)	382	435	383

Residential mortgage loans
Proceeds from securitizations	71,110	53,795	91,027
Gains/(losses) on securitizations 1) 2)	62	72	(122)

Collateralized debt obligations (CDO)
Proceeds from securitizations	5,970	5,316	13,917
Gains on securitizations 1)	25	44	64

Other asset-backed securities 3)
Proceeds from securitizations	10,518	9,775	7,047
Gains on securitizations 1)	9	5	55

1) Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE or VIE and gains or losses on the sale of the newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.
2) The net revenues earned while holding the residential mortgage loans prior to securitization significantly exceeded the amount of the losses from securitization.
3) Primarily home equity loans.

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

Key economic assumptions used in measuring, at the date of securitization, the fair value of the retained interests resulting from securitizations completed during the years ended December 31, 2005 and 2004, were as follows:
	2005						2004

December 31, in CHF m	Commer- cial mortgage loans	1)	Residential mortgage loans	CDOs	2)	Other asset- backed securities	Commer- cial mortgage loans	1)	Residential mortgage loans	CDOs	2)	Other asset- backed securities

Weighted-average life (in years)	3.6		5.1	7.9		5.4	4.0		3.6	16.7		2.2
Prepayment speed assumption (in rate per annum), in % 3)	n/a		0-56.2	n/a		25.0	n/a		11.2-30.0	n/a		25.0-30.0

Cash flow discount rate (in rate per annum), in % 4)	5.4-14.4		0-39.5	9.2-14.1		3.6-16.6	7.3		2.8-39.5	4.8-16.0		11.1-15.0
Expected credit losses (in rate per annum), in %	1.0-10.1		0-35.3	5.1-10.2		0.7-12.3	0.2-19.3		0.1-39.9	0.2-16.3		0.4-11.6

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2005, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:
in CHF m, except where indicated	Commercial mortgage loans	1)	Residential mortgage loans	Collateralized debt obligations	2)	Other asset- backed securities

Carrying amount / fair value of retained interests	266		6,388	135		160
Weighted-average life (in years)	4.3		4.2	3.3		7.4

Prepayment speed assumption, in % 3)	n/a		0.2-84.8	n/a		11.5-47.0
Impact on fair value from 10% adverse change	n/a		(21.2)	n/a		-
Impact on fair value from 20% adverse change	n/a		(41.4)	n/a		-

Cash flow discount rate, in % 4)	8.2		2.4-6.4	13.0		14.0
Impact on fair value from 10% adverse change	(3.2)		(102.0)	(1.3)		(2.6)
Impact on fair value from 20% adverse change	(5.0)		(203.8)	(3.9)		(5.3)

Expected credit losses, in %	4.1		2.1	9.2		9.6
Impact on fair value from 10% adverse change	(1.3)		(32.1)	(1.3)		(1.3)
Impact on fair value from 20% adverse change	(1.6)		(64.3)	(1.3)		(2.6)

1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2) CDOs are generally structured to be protected from prepayment risk.
3) Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.
4) The rate is based on the weighted-average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

36 Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51,” requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision to the original pronouncement, FIN 46, in order to address various implementation issues that had arisen and to provide companies with the option of deferring the adoption of FIN 46R for certain VIEs to periods ending after March 15, 2004. For further details on the adoption of FIN 46, refer to note 2. In accordance with FIN 46R, prior period balances have not been restated.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Group may retain interests in VIEs. Substantially all of the consolidated assets of the VIEs is collateral for related consolidated liabilities. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2005, the Group consolidated all VIEs for which it is the primary beneficiary under FIN 46R. For the years ended December 31, 2005 and 2004, the Group recorded net revenues of CHF 2,074 million and CHF 1,088 million, respectively, and total operating expenses of CHF 32 million and CHF 16 million, respectively, as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the consolidated statements of income.

The following table summarizes the total assets, by category, related to consolidated VIEs:
December 31, in CHF m	VIEs total assets 2005	VIEs total assets 2004

Collateralized debt obligations	3,365	1,398
Commercial paper conduits	1	3
Financial intermediation	14,032	11,298

Total assets consolidated pursuant to FIN 46R	17,398	12,699

The following table summarizes the total assets, by category, related to non-consolidated VIEs:
December 31, in CHF m	Carrying value of VIEs' total assets 2005	Carrying value of VIEs' total assets 2004

Collateralized debt obligations	20,515	16,980
Commercial paper conduits	8,528	4,456
Financial intermediation	78,909	67,326

Total	107,952	88,762

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

The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 3.4 billion and CHF 1.4 billion of assets and liabilities of these VIEs as of December 31, 2005 and 2004, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure generally is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.0 billion and CHF 0.9 billion as of December 31, 2005 and 2004, respectively.

Commercial paper conduits
During 2005, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

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

As of December 31, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 14.2 billion, which consisted of CHF 8.5 billion of funded assets and the CP conduit’s commitments to purchase CHF 5.7 billion of additional assets. As of December 31, 2004, the Group’s maximum loss exposure was CHF 9.6 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client-sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 12.8 billion and CHF 22.6 billion, as of December 31, 2005 and 2004, respectively, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

37 Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Group. The Group monitors exposures by counterparties, country, industry, product and business segments to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Group is diversified. Within the banking business, large portions of exposure are from individual clients, particularly in residential mortgages in Switzerland or relate to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia-Pacific. Within the insurance business, a large portion of the credit exposure is to individual clients.

38 Fair value of financial instruments

The disclosure requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS 107), encompass the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques, for example, the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Fair value estimation techniques normally incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Since assumptions are inherently subjective in nature, estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, estimated fair values would not necessarily be realized in immediate sales or settlement of the instruments.

For cash and other liquid assets and money market papers maturing within three months, fair values are assumed to approximate book values, given the short-term nature of these instruments. This assumption is also applied to receivables and payables from the insurance business. For those items with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For non-impaired loans where quoted market prices are available, fair values are based on such prices. For variable rate loans which re-price within three months, book values are used as reasonable estimates of fair values. For other non-impaired loans, fair values are estimated by discounting contractual cash flows using market interest rates for loans with similar characteristics. For impaired loans, book values, net of valuation adjustments, are approximate to fair values.

The securities and precious metals trading portfolio is carried on the consolidated balance sheets at fair value.

Fair values of derivative instruments used for hedging, financial investments from the banking business, investments from the insurance business and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or by using other valuation techniques.

For deposit instruments with no stated maturity and those with original maturities of less than three months, book values are assumed to approximate fair values due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The following table sets forth the carrying values and the estimated fair values of the Group’s financial instruments recognized in the consolidated balance sheet:
	2005		2004

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	352,281	352,212	267,169	267,190
Securities received as collateral	23,950	23,950	20,289	20,289
Trading assets	435,250	435,250	346,469	346,469
Investment securities	121,565	122,039	100,365	100,562
Loans	205,671	210,311	184,399	186,772
Other financial assets 1)	148,284	148,304	129,916	129,927

Financial liabilities
Deposits	364,238	366,328	299,341	301,080
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	309,803	309,622	239,724	239,576
Obligation to return securities received as collateral	23,950	23,950	20,289	20,289
Trading liabilities	194,225	194,225	150,130	150,130
Short-term borrowings	19,472	19,474	15,343	15,342
Long-term debt	132,975	134,746	106,261	108,930
Other financial liabilities 2)	80,869	80,869	72,393	72,393

1) Includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities for which the carrying value is a reasonable estimate of the fair value.
2) Includes brokerage payables, cash collateral on derivative instruments, interest and fee payables and liabilities related to the insurance business for which the carrying value is a reasonable estimate of the fair value.

39 Assets pledged or assigned
The following table sets forth details of assets pledged or assigned:
December 31, in CHF m	2005	2004

Book value of assets pledged and assigned as collateral	208,495	164,238
of which assets provided with the right to sell or repledge	183,060		137,466
Fair value of collateral received with the right to sell or repledge	602,509	463,732
of which sold or repledged	574,383		428,837

As of December 31, 2005 and 2004, the Group had received collateral in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans. As of these dates, a substantial portion of the collateral received by the Group had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

The following table shows other information:
December 31, in CHF m	2005	2004

Cash restricted under foreign banking regulations	13,090	11,559
Swiss National Bank Liquidity 1 required cash reserves	1,622	2,051

Cash restricted under Swiss and foreign banking regulations	14,712	13,610

40 Capital adequacy

Banking businesses
The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission (Eidgenössische Bankenkommission, or EBK) and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. Since January 1, 2004, the Group has based its capital adequacy calculations on US GAAP, as permitted by EBK newsletter 32 (dated December 18, 2003). The EBK has advised the Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from VIEs (referred to as non-cumulative perpetual preferred securities) that have been deconsolidated under FIN 46R.

According to EBK and BIS capital requirements, total capital is comprised of two categories. Tier 1 capital comprises shareholders’ equity according to US GAAP, with shareholders’ equity being increased by the Group’s mandatory convertible securities, which were converted, on December 23, 2005, into 33.7 million common shares, and the equity from VIEs as described above. Among other items, this is adjusted by anticipated dividends, the Group’s holdings of its own shares outside the trading book, goodwill and an adjustment for the Group’s investment in Winterthur as described below. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total available capital. Under both EBK and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

In 2003, the EBK refined the capital treatment of the Group’s investment in its 100% owned subsidiary “Winterthur” Swiss Insurance Company. According to the decree, which was effective as of August 28, 2003, the capital charge for the insurance business is no longer reflected as an addition to risk-weighted assets but as a reduction to capital.

At December 31, 2005 and 2004, the Group was adequately capitalized under the regulatory provisions outlined under both EBK and BIS guidelines.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
December 31, in CHF m, except where indicated	2005	2004

Risk-weighted positions	218,899	187,775
Market risk equivalents	13,992	11,474

Total risk-weighted assets	232,891	199,249

Total shareholders' equity	42,118	36,273

Reconciliation to shareholders' equity:
Mandatory convertible securities	0	1,250
Non-cumulative perpetual preferred securities	2,170	2,118
Investment in Winterthur (50%)	(4,179)	(3,455)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(13,761)	(11,590)

Tier 1 capital	26,348	24,596

Tier 2 capital:
Upper Tier 2	3,529	3,446
Lower Tier 2	7,901	9,089

Tier 2 capital	11,430	12,535

Less deductions:
Participations in and subordinated bonds of banks and financing companies	(1,681)	(555)
Investment in Winterthur (50%)	(4,179)	(3,455)

Total capital	31,918	33,121

Tier 1 capital	26,348	24,596

of which non-cumulative perpetual preferred securities	2,170	2,118
Tier 1 ratio	11.3%	12.3%

Total capital	31,918	33,121

Total capital ratio	13.7%	16.6%

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2005, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Insurance business
As an insurance group, Winterthur is subject to supervision by the Swiss insurance regulator, the Swiss Federal Office for Private Insurance (Bundesamt für Privat Versicherungen, or BPV) on a consolidated basis, as well as in respect of the individual Swiss operating companies. During 2003, Winterthur became subject to a revised consolidated supervision decree by the BPV, which covers the provision of information and reporting of the Group’s solvency position. The BPV consolidated solvency calculation, which came into force on January 1, 2004, and replaced the group solvency under the European Union (EU) Group solvency directive, is similar in concept to the EU Group model, but differs in detail, with the aim of reducing complexity. The available solvency capital under the new model is based on US GAAP consolidated equity. The capital requirements follow Swiss statutory requirements, which are identical to those of the EU.

As of December 31, 2005, the available solvency capital of Winterthur exceeded the minimum required solvency margin.

Regulators outside the EU impose various capital and solvency requirements on insurers operating within their jurisdiction. Additionally, some local regulators require companies to maintain solvency margins that are higher than the solvency margins provided for by the regulations.

At December 31, 2005, the Group’s insurance subsidiaries were in compliance with all applicable solvency requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). At December 31, 2005, the Group was not subject to restrictions on its ability to pay dividends.

41 Assets under management

The following disclosure provides information regarding assets under management and net new assets and is included in the notes to the consolidated financial statements as prescribed by the Swiss Federal Banking Commission.

Assets under management include assets from clients for which the Group provides investment advisory or discretionary asset management services. Assets that are held solely for transaction-related or safekeeping/custody purposes are not considered assets under management. Assets of corporate clients and public institutions that are used primarily for cash management or transaction-related purposes are also not considered assets under management. The classification of assets under management is individually assessed on the basis of each client’s intentions and objectives and the banking services provided to the client. Reclassifications between assets under management and assets held for transaction-related or safekeeping purposes result in corresponding net new assets inflows or outflows.

Net new assets measure the degree of success in acquiring assets under management. The calculation is based on the direct method, taking into account individual cash and securities transactions, and any new or repaid loans. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Group’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

A portion of the Group’s assets under management result from double-counting. Double-counting arises when assets under management are subject to more than one level of asset management services. Each such separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double-counting primarily results from the investment of assets under management in internally-managed funds and own insurance policies. The extent of double-counting is separately disclosed in the following table.

The following table sets forth details of assets under management and net new assets as prescribed by the Swiss Federal Banking Commission:
December 31, in CHF bn	2005	2004

Assets in internally managed funds	265.8	220.1
Assets with discretionary mandates	476.7	375.7
Other assets under management	741.8	624.9

Assets under management (including double-counting)	1,484.3	1,220.7

of which double-counting	143.4	125.7

Additional information
Assets under management from the insurance business included in assets in internally managed funds and assets with discretionary mandates	153.3	139.6

Year ended December 31, in CHF bn

Net new assets	58.4	32.9

42 Litigation and other contingencies

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) as of December 31, 2005, after deductions for settlements that have since taken place.

Furthermore, XL Insurance (Bermuda) Limited had submitted various claims relating to alleged breach of warranties in connection with the 2001 sale of Winterthur International by Winterthur, details of which are provided above in note 34.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant.

The Group is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

43 Significant subsidiaries and associates

Effective January 1, 2006, the Group aligned its organizational structure to its new strategic orientation. As a result of this new structure, which was implemented as of January 1, 2006, the Group changed the names of certain of its subsidiaries as follows.

Significant subsidiaries

As of December 31, 2005:
% of equity capital held		Company name	Domicile	Currency	Capital in m

		Credit Suisse Group	Zurich, Switzerland
100		Credit Suisse	Zurich, Switzerland	CHF	4,399.7
100		"Winterthur" Swiss Insurance Company	Winterthur, Switzerland	CHF	260.0
99		Neue Aargauer Bank	Aarau, Switzerland	CHF	136.9
100		Bank Leu AG	Zurich, Switzerland	CHF	200.0
100	1)	Bank Hofmann AG	Zurich, Switzerland	CHF	30.0
88		Clariden Holding AG	Zurich, Switzerland	CHF	8.1
100		BGP Banca di Gestione Patrimoniale S.A.	Lugano, Switzerland	CHF	50.0
100		Credit Suisse Fides	Zurich, Switzerland	CHF	5.0
100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
100		Fides Information Services	Zurich, Switzerland	CHF	1.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0
100		Credit Suisse Group Finance (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	0.1
100		CSFB LP Holding	Zug, Switzerland	CHF	0.1
100		CSFB IGP	Zug, Switzerland	CHF	0.1
100		Credit Suisse Group PE Holding AG	Zug, Switzerland	CHF	12.0
100	2)	Credit Suisse International (formerly known as Credit Suisse First Boston International)	London, United Kingdom	USD	682.3
100	3)	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0
88		Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5
100		Wincasa	Winterthur, Switzerland	CHF	1.5
100		Inreska Ltd.	St. Peter Port, Guernsey	GBP	3.0
1) 33% held by Credit Suisse.
2) 80% held directly and indirectly by Credit Suisse.
3) 58% held by Credit Suisse.

As of December 31, 2005:
% of equity capital held	Company name	Domicile	Currency	Capital in m

	Credit Suisse	Zurich, Switzerland
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse (Mexico) S.A. (formerly known as Banco Credit Suisse First Boston (Mexico), S.A.)	Mexico City, Mexico	MXN	726.6
100	Banco de Investimentos Credit Suisse (Brasil) S.A. (formerly known as Banco de Investimentos Credit Suisse First Boston S.A.)	São Paulo, Brazil	BRL	164.8
100	Boston RE Ltd.	Hamilton, Bermuda	USD	2.0
100	Column Canada Financial Corp.	Toronto, Canada	USD	0.0
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
80	Column Guaranteed LLC	Wilmington, United States	USD	33.2
100	Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3
100	Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100	Credit Suisse Asset Management (France) SA	Paris, France	EUR	31.6
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2
100	Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6
100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100	Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	0.0
100	Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Asset Management Ltd.	Tokyo, Japan	JPY	0.0
100	Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5
100	Credit Suisse Asset Management Holding Europe (Lux) S.A.	Luxembourg, Luxembourg	CHF	32.6
100	Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0
100	Credit Suisse Investment Bank (Bahamas) Limited (formerly known as Credit Suisse First Boston (Bahamas) Limited)	Nassau, Bahamas	USD	16.9
100	Credit Suisse First Boston (Cayman) Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse Securities (Europe) Limited (formerly known as Credit Suisse First Boston (Europe) Limited)	London, United Kingdom	USD	27.3
100	Credit Suisse (Hong Kong) Limited (formerly known as Credit Suisse First Boston (Hong Kong) Limited)	Hong Kong, China	HKD	397.7
75	Credit Suisse First Boston (India) Securities Private Limited	Mumbai, India	INR	979.8
100	Credit Suisse (International) Holding AG (formerly known as Credit Suisse First Boston (International) Holding AG)	Zug, Switzerland	CHF	37.5
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100	Credit Suisse (Singapore) Limited (formerly known as Credit Suisse First Boston (Singapore) Limited)	Singapore, Singapore	SGD	278.4
100	Credit Suisse (USA), Inc. (formerly known as Credit Suisse First Boston (USA), Inc.)	Wilmington, United States	USD	0.0
100	Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0
100	Credit Suisse Holdings (Australia) Limited (formerly known as Credit Suisse First Boston Australia (Holdings) Limited)	Sydney, Australia	AUD	42.0
100	Credit Suisse Equities (Australia) Limited (formerly known as Credit Suisse First Boston Australia Equities Limited)	Sydney, Australia	AUD	13.0
100	Credit Suisse (Australia) Limited (formerly known as Credit Suisse First Boston Australia Limited)	Sydney, Australia	AUD	34.1
100	Credit Suisse First Boston Australia Securities Limited	Sydney, Australia	AUD	38.4
100	Credit Suisse Securities (Canada), Inc. (formerly known as Credit Suisse First Boston Canada Inc.)	Toronto, Canada	CAD	3.4
100	Credit Suisse Capital LLC (formerly known as Credit Suisse First Boston Capital LLC)	Wilmington, United States	USD	737.6
100	Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0

As of December 31, 2005:
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		Credit Suisse First Boston Finance (Guernsey) Ltd	St. Peter Port, Guernsey	USD	0.2
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse Financial Corporation (formerly known as Credit Suisse First Boston Financial Corporation)	Wilmington, United States	USD	0.0
100		Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC)	Wilmington, United States	USD	6,170.2
100		Credit Suisse Management LLC (formerly known as Credit Suisse First Boston Management LLC)	Wilmington, United States	USD	898.9
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Private Equity, Inc.	Wilmington, United States	USD	0.0
100		Credit Suisse First Boston Securities (Japan) Limited	Hong Kong, China	USD	730.6
100	1)	Credit Suisse Holdings (USA), Inc. (formerly known as Credit Suisse First Boston, Inc.)	Wilmington, United States	USD	184.8
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	86.0
100		Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Trust and Banking Co., Ltd.	Tokyo, Japan	JPY	9,525.0
100		DLJ Capital Corporation	Wilmington, United States	USD	0.0
100		DLJ Capital Funding, Inc.	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	35.2
100		Merban Equity	Zug, Switzerland	CHF	0.1
100		ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37.8
100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0
100		City Bank	Zurich, Switzerland	CHF	7.5
96		Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
99		Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	32.5
100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	60.0
100		Credit Suisse (France)	Paris, France	EUR	52.9
100		Credit Suisse (France) Holding SA	Paris, France	EUR	8.5
100		Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0
100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1
100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6
100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	150.0
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5
100		Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		FLCM Holding Co., Inc.	Wilmington, United States	USD	23.7
100		JOHIM CS Limited	London, United Kingdom	GBP	50.0
100		Pearl Investment Management Ltd.	Nassau, Bahamas	USD	0.1
100		Swiss American Corporation	New York, United States	USD	38.9
1) 43% of voting rights held by Credit Suisse Group, Guernsey Branch.

As of December 31, 2005:
% of equity capital held	Company name	Domicile	Currency	Capital in m

	Winterthur	Winterthur, Switzerland
100	Winterthur Life	Winterthur, Switzerland	CHF	175.0
100	Winterthur Alternative Investment Strategies	George Town, Cayman Islands	USD	550.0
80	Winterthur penzijní fond a.s. (formerly known as Credit Suisse Life & Pensions penzijní fond a.s.)	Brno, Czech Republic	CZK	142.3
65	Winterthur pojišt'ovna a.s. (formerly known as Credit Suisse Life & Pensions pojišt'ovna a.s.)	Prague, Czech Republic	CZK	374.0
100	Vitur PCC Ltd.	St. Peter Port, Guernsey	CHF	86.8
65	Winterthur Pénztárszolgáltato Zrt (formerly known as Credit Suisse Life & Pensions Pénztárszolgáltato Rt)	Budapest, Hungary	HUF	351.0
65	Winterthur Biztosíto Zrt (formerly known as Credit Suisse Life & Pensions Biztosíto Rt)	Budapest, Hungary	HUF	3,604.0
100	Credit Suisse Life Insurance Co., Ltd.	Tokyo, Japan	JPY	19,785.0
100	Winterthur Life (Hong Kong) Limited	Hong Kong, China	HKD	200.0
60	PT. Credit Suisse Life & Pensions Indonesia	Jakarta, Indonesia	IDR	44,500.0
70	Winterthur Zycie Towarzystwo Ubezpiecze SA (formerly known as Credit Suisse Life & Pensions Towarzystwo Ubezpiecze na Zycie SA)	Warsaw, Poland	PLN	105.0
65	Winterthur Zycie Towarzystwo Ubezpiecze SA (formerly known as Credit Suisse Life & Pensions Towarzystwo Ubezpiecze na Zycie SA)	Warsaw, Poland	PLN	54.0
100	Winterthur poist'ova, a.s.	Bratislava, Slovak Republic	SKK	135.0
86	Winterthur Slovensko a.s.	Bratislava, Slovak Republic	SKK	1,948.6
96	Winterthur-Europe Assurances	Brussels, Belgium	EUR	200.0
100	Touring Assurances SA	Brussels, Belgium	EUR	9.2
100	Les Assurés Réunis	Brussels, Belgium	EUR	4.2
97	Winterthur-Europe Vie S.A.	Luxembourg, Luxembourg	EUR	10.7
100	Harrington International Insurance Ltd. (Bermuda)	Hamilton, Bermuda	USD	50.0
100	Winterthur Beteiligungsgesellschaft mbH	Wiesbaden, Germany	EUR	0.3
100	WinCom Versicherungs-Holding AG	Wiesbaden, Germany	EUR	52.5
72	DBV-Winterthur Holding AG	Wiesbaden, Germany	EUR	87.2
100	Winterthur Verzekeringen Holding B.V.	Amsterdam, The Netherlands	EUR	0.0
100	Winterthur Levensverzekering Maatschappij NV	Amsterdam, The Netherlands	EUR	0.1
100	Winterthur Schadeverzekering Maatschappij NV	Amsterdam, The Netherlands	EUR	0.1
100	Hispanowin, S.A.	Barcelona, Spain	EUR	97.8
100	Winterthur Seguros Generales, S.A. de Seguros y Reaseguros	Barcelona, Spain	EUR	62.7
100	Winterthur Vida Sociedad Anonima de Seguros y Reaseguros sobre la Vida	Barcelona, Spain	EUR	53.0
100	Winterthur Salud, S.A. de Seguros	Barcelona, Spain	EUR	7.9
100	Winterthur Inmuebles 2 S.A. Barcelona	Barcelona, Spain	EUR	55.9
67	Winterthur-ARAG Legal Assistance	Zurich, Switzerland	CHF	9.0
100	Wincare Zusatzversicherungen	Winterthur, Switzerland	CHF	8.0
100	Winterthur U.S. Holdings Inc.	Sun Prairie, United States	USD	0.0
100	General Casualty Company of Wisconsin	Sun Prairie, United States	USD	3.0
100	Unigard Incorporated	Bellevue, United States	USD	0.0
100	Winterthur (UK) Holdings Ltd.	London, United Kingdom	GBP	200.0
100	Winterthur UK Financial Services Group Ltd.	Basingstoke, United Kingdom	GBP	0.0
100	Winterthur Life UK Ltd.	Basingstoke, United Kingdom	GBP	0.0
52	Winterthur Insurance (Asia) Ltd.	Hong Kong, China	HKD	176.6

Significant associates (Value according to the Equity Method)
As of December 31, 2005:
Equity interest in %		Company name	Domicile	Currency	Capital in m

50		Swisscard AECS AG	Zurich, Switzerland	CHF	0.1
26		Capital Union	Dubai, United Arab Emirates	USD	50.0
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	9.2
7	1)	Absolute Europe AG	Zug, Switzerland	CHF	236.8
9	1)	Absolute Managers AG	Zug, Switzerland	CHF	246.1
11	1)	Absolute Private Equity AG	Zug, Switzerland	CHF	571.6
8	1)	Absolute US AG	Zug, Switzerland	CHF	2.3
12	1)	Alternative Performance Strategies Ldc.	George Town, Cayman Islands	USD	500.0
17	1)	Asian Diversified Total Return Ldc.	George Town, Cayman Islands	USD	500.0
63	2)	Sauber Holding AG	Vaduz, Liechtenstein	CHF	25.0
22		SIS Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0
20		Swiss Prime Site AG	Olten, Switzerland	CHF	808.1
36		Zurcher Freilager AG	Zurich, Switzerland	CHF	4.0
33		Technopark Immobilien AG	Zurich, Switzerland	CHF	40.0
16		Taikang Life Insurance Co.	Beijing, China	CNY	852.2
1) Group retains significant influence through Board of Directors representation.
2) Voting rights 33%.

44 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)

The Group’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Group’s accounting policies please refer to note 1.

The Swiss Federal Banking Commission requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation
Under US GAAP, the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004 due to the issuance FIN 46R. Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Discontinued operations
Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions into a separate discontinued operations item and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed and are valued according to the respective captions.

Real estate held for investment
Under US GAAP, Real estate held for investment is valued at cost less accumulated depreciation and any impairments.

For Swiss GAAP, Real estate held for investment that the Group intends to hold permanently is also accounted for at cost less accumulated depreciation. If the Group does not, however, intend to hold real estate permanently, real estate is accounted for at the lower of cost or market (LOCOM).

Investments in securities

Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the consolidated statements of income but reported in Accumulated Other Comprehensive Income , which is part of Total Shareholders’ Equity . Declines in fair value below cost value deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The new cost basis will not be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM with market fluctuations where required recorded in Other revenues . Foreign exchange gains and losses are recognized as Trading revenues .

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity ) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost value deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The impairment cannot be reversed in future periods.

Under Swiss GAAP, impairment losses recognized on held-to-maturity securities should be reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the consolidated statements of income.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP, this classification is based on management’s intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

Investments in precious metals
Physical precious metal (e.g., gold) positions held for other-than-trading purposes are valued at fair value under US GAAP. Under Swiss GAAP, they are accounted for at LOCOM.

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. As precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host , the embedded derivative is bifurcated under US GAAP.

Under Swiss GAAP, precious metals loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency, not a commodity.

Intangible assets, including goodwill

Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over the useful life, with a maximum of five years. Additionally these assets are tested for impairment.

Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.

Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding five years, except in justified cases (up to 20 years). In addition goodwill is tested for impairment.

Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP the liability and related pension expense is determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees.

Reserves for general banking risks
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of Total shareholders’ equity . US GAAP does not allow general unallocated provisions.

45 Credit Suisse Group, Parent Company

The following condensed Credit Suisse Group Parent Company financial information is based on the Parent Company financial statements included in this Annual Report 2005, which are in accordance with the requirements of the Swiss Code of Obligations.

Condensed statements of income

Year ended December 31, in CHF m	2005	2004	2003

Interest income and income from securities	1,125	395	258
Income from investments in subsidiaries	2,778	960	1,590
Other income	610	345	313

Total income	4,513	1,700	2,161

Interest expense	462	431	471
Compensation, benefits and directors' fees	301	117	59
Other expenses	289	274	228
Depreciation, write-offs and provisions	1	9	102
Tax expense	106	38	20

Total expenses	1,159	869	880

Net income	3,354	831	1,281

Condensed balance sheets
December 31, in CHF m	2005	2004

Assets
Cash and due from banks	160	1,015
Securities	5,231	1,299
Advances to subsidiaries	5,677	5,162
Investment in subsidiaries	34,243	33,932
Other assets	376	460

Total assets	45,687	41,868

Liabilities and shareholders' equity
Advances from subsidiaries	5,906	3,875
Bonds	2,000	2,800
Other liabilities	1,748	697

Total liabilities	9,654	7,372

Share capital	624	607
Legal reserve	13,168	13,181
Reserve for own shares	1,950	1,950
Free reserves	14,540	14,540
Retained earnings brought forward	2,397	3,387
Net income	3,354	831

Total shareholders' equity	36,033	34,496

Total liabilities and shareholders' equity	45,687	41,868

Condensed statements of cash flow
Year ended December 31, in CHF m	2005	2004	2003

Cash flows from operating activities
Net income	3,354	831	1,281
Net adjustments to reconcile net income to net cash provided by/(used in) operating activities	(466)	(176)	422

Net cash provided by/(used in) operating activities	2,888	655	1,703

Cash flows from investing activities
Purchases of securities	(3,513)	(1,138)	(831)
Proceeds from sale of securities	391	1,210	543
(Increase)/decrease of investments in and advances to subsidiaries	(835)	358	(1,003)

Net cash provided by/(used in) investing activities	(3,957)	430	(1,291)

Cash flows from financing activities
Increase/(decrease) of advances from subsidiaries	2,031	(1,192)	(476)
Repayments of bonds	0	(600)	(250)
Proceeds from issuances of common shares	4	90	25
Dividends paid/repayment of share capital	(1,821)	(599)	(119)

Net cash provided by/(used in) financing activities	214	(2,301)	(820)

Net increase/(decrease) in cash and due from banks	(855)	(1,216)	(408)
Cash and due from banks at beginning of financial year	1,015	2,231	2,639

Cash and due from banks at end of financial year	160	1,015	2,231

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	10	0	22
Cash paid during the year for interest	447	473	498
Cash dividends received from subsidiaries	2,778	960	1,590

Report of the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich

We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2005 the Group changed its method of accounting for share-based compensation, in 2004 the Group changed its method of accounting for certain variable interest entities and in 2003 the Group changed its methods of accounting for certain non-traditional long-duration contracts and separate accounts, variable interest entities and share-based compensation.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Roland Müller Certified Public Accountant Certified Accountant Auditor in Charge

Zurich, Switzerland March 30, 2006

Credit Suisse Group Parent Company financial statements are prepared in accordance with the Swiss Code of Obligations. Income statement
Year ended December 31, in CHF 1,000	2005	2004	Change	Change in %

Income
Interest income and income from securities	1,125,185	394,962	730,223	185
Income from investments in Group companies	2,777,651	960,076	1,817,575	189
Other income	609,588	345,682	263,906	76

Total income	4,512,424	1,700,720	2,811,704	165

Expenses
Interest expense	461,560	430,528	31,032	7
Compensation, benefits and directors' fees	301,089	117,202	183,887	157
Other expenses	289,223	274,045	15,178	6
Depreciation, write-offs and provisions	918	9,482	(8,564)	(90)
Tax expense	105,501	38,034	67,467	177

Total expenses	1,158,291	869,291	289,000	33

Net income	3,354,133	831,429	2,522,704	303

Balance sheet before appropriation of retained earnings
December 31, in CHF 1,000	Notes	2005	2004	Change	Change in %

Assets
Investments in Group companies	7	34,242,863	33,931,601	311,262	1
Long-term loans to Group companies		5,677,290	5,162,088	515,202	10
Securities		1,458,987	187,512	1,271,475	-

Long-term assets		41,379,140	39,281,201	2,097,939	5

Cash with third parties		–	352	(352)	(100)
Cash with Group companies		159,786	1,014,506	(854,720)	(84)
Securities		3,771,878	1,111,844	2,660,034	239
Other receivables from third parties		3,302	3,996	(694)	(17)
Accrued income and prepaid expenses		373,365	455,725	(82,360)	(18)

Current assets		4,308,331	2,586,423	1,721,908	67

Total assets		45,687,471	41,867,624	3,819,847	9

Shareholders' equity and liabilities
Share capital	11	623,876	606,953	16,923	3
Legal reserve	13	13,167,672	13,180,789	(13,117)	0
Reserve for own shares	10	1,950,228	1,950,228	0	0
Free reserves		14,540,000	14,540,000	0	0
Retained earnings:
retained earnings brought forward		2,396,962	3,386,649	(989,687)	(29)
net income		3,354,133	831,429	2,522,704	303

Shareholders' equity		36,032,871	34,496,048	1,536,823	4

Bonds	6	2,000,000	2,800,000	(800,000)	(29)
Long-term loans from Group companies		3,708,941	3,561,884	147,057	4
Provisions	14	344,777	352,741	(7,964)	(2)

Long-term liabilities		6,053,718	6,714,625	(660,907)	(10)

Payables to third parties		801,469	1,376	800,093	-
Payables to Group companies		2,197,080	312,720	1,884,360	-
Accrued expenses and deferred income		602,333	342,855	259,478	76

Current liabilities		3,600,882	656,951	2,943,931	448

Total liabilities		9,654,600	7,371,576	2,283,024	31

Total shareholders' equity and liabilities		45,687,471	41,867,624	3,819,847	9

1Contingent liabilities
December 31, in CHF m	2005	2004

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	35,047	12,984
– of which have been entered into on behalf of subsidiaries	35,024	12,962

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

2Balance sheet assets with retention of title to secure own obligations
There are no such assets.

3Off-balance sheet obligations relating to leasing contracts
There are no such obligations.

4Fire insurance value of tangible fixed assets
There are no such assets.

5Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
December 31, in CHF m	2005	2004

Total liabilities	34	34

6Bonds issued
December 31, in CHF m	Interest rate	Year of issue/ maturity date	2005	2004

Bonds	4.000%	1997 - 31.10.06	800	800
Bonds	4.000%	1997 - 23.05.07	1,000	1,000
Bonds	3.500%	1998 - 15.09.08	500	500
Bonds	3.500%	1999 - 02.07.09	500	500

Bonds with a maturity of less than one year are recorded as payables to third parties.

7Principal participations
The company's principal participations are shown in the notes to the consolidated financial statements.

8Release of undisclosed reserves
No significant undisclosed reserves were released.

9Revaluation of long-term assets to higher than cost
There was no such revaluation.

10Own shares held by the company and by Group companies
	2005		2004

	Share equivalents	in CHF m	Share equivalents	in CHF m

At beginning of financial year
Physical holdings 1)	103,086,736	4,921	64,642,966	2,902
Holdings, net of pending obligations	1,089,220	52	1,553,403	70
At end of financial year
Physical holdings 1)	122,391,983	7,808	103,086,736	4,921
Holdings, net of pending obligations	26,291,272	1,370	1,089,220	52

1) Representing 9.8%, 8.5% and 5.4% of issued shares as of December 31, 2005, 2004 and 2003, respectively.

11Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2004			1,213,906,217	606,953,109

Conditional capital
Warrants and convertible bonds
AGM of April 30, 2004	50,000,000	25,000,000

Securities converted January 1 - December 31, 2004	–	–

Securities converted January 1 - December 31, 2005	(33,674,575)	(16,837,287)	33,674,575	16,837,287

Remaining capital	16,325,425	8,162,713

Warrants and convertible bonds
AGM of April 30, 2004	50,000,000	25,000,000

Remaining capital	50,000,000	25,000,000

Staff shares
AGM of April 30, 2004	112,460,426	56,230,213

Subscriptions exercised January 1 - December 31, 2004	(15,946,015)	(7,973,007)

Subscriptions exercised January 1 - December 31, 2005	(4,690)	(2,345)	4,690	2,345

Remaining capital	96,509,721	48,254,861

Staff shares (Donaldson, Lufkin & Jenrette option programs)
AGM of April 30, 2004	18,340,920	9,170,460

Subscriptions exercised January 1 - December 31, 2004	(2,954,288)	(1,477,144)

Subscriptions exercised January 1 - December 31, 2005	(166,684)	(83,342)	166,684	83,342

Remaining capital	15,219,948	7,609,974

Authorized capital
Acquisitions of companies/participations
AGM of April 29, 2005 (re-authorized)	45,480,000	22,740,000

Remaining capital	45,480,000	22,740,000

Share capital as of December 31, 2005			1,247,752,166	623,876,083

12Significant shareholders
As of December 31, 2005 Credit Suisse Group has no shareholders or groups of shareholders whose participation exceed 5% of all voting rights. With respect to own shares, refer to note 10 to the financial statements.

13Legal reserves
The change in legal reserves compared to December 31, 2004 equals the capital surplus of CHF 3.7 million received for newly issued shares, net of issuing cost and the reclassification of CHF 16.8 million par value from legal reserves to share capital due to the conversion of Mandatory Convertible Securities issued by Credit Suisse Group Finance (Guernsey) Ltd.

14Provisions
This item includes general provisions of CHF 311 million.

Proposed appropriation of retained earnings
in CHF

Retained earnings brought forward	2,396,961,809
Net income	3,354,132,643

Retained earnings available for appropriation	5,751,094,452

Dividend
CHF 2.00 per registered share of CHF 0.50 par value (1,221,599,966 registered shares eligible for dividend as of December 31, 2005)	2,443,199,932
To be carried forward	3,307,894,520

Total	5,751,094,452

26,152,200 registered shares repurchased under the share buyback program and held as of December 31, 2005 are not eligible for dividend. The number of registered shares eligible for dividend at the dividend payment date may change due to the repurchases under the share buyback program and the issuance of new registered shares.

Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase

We have examined the issuance of shares for the period from January 1, 2005 to December 31, 2005 in accordance with the resolutions passed by the General Meeting of Shareholders of September 29, 2000 and May 31, 2002 in accordance with Swiss law and Credit Suisse Group’s (the “Group”) Articles of Association.

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

Our examination was conducted in accordance with Swiss Auditing Standards, which require that our examination be planned and performed to obtain reasonable assurance about whether the issuance of new shares is free from material misstatement. We have examined on a test basis evidence supporting the amounts of the issuance. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the issuance of 33,845,949 registered shares is in agreement with Swiss law, the Group’s Articles of Association, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

Philipp Rickert Roland Müller Certified Accountant Certified Accountant

Zurich, Switzerland January 25, 2006

Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich

As statutory auditors of Credit Suisse Group, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse Group’s Articles of Association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Roland Müller Philipp Rickert Certified Accountant Certified Accountant Auditor in Charge

Zurich, Switzerland March 30, 2006

Corporate governance

Introduction

The importance of corporate governance
Credit Suisse Group’s corporate governance policies and procedures comply with internationally accepted standards of corporate governance. The Group is committed to safeguarding the interests of its stakeholders and recognizes the importance of corporate governance in achieving this. We also know that transparent disclosure of our organizational and management structure as well as other aspects of our corporate governance helps stakeholders to assess the quality of the Group and its management and assists investors in their investment decisions.

Complying with rules and regulations
Credit Suisse Group adheres to the principles set out in the Swiss Code of Best Practice. In connection with its primary listing on the SWX Swiss Exchange, it is subject to the SWX Directive on Information Relating to Corporate Governance. Credit Suisse Group’s shares are also listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares. As a result, the Group is subject to certain US rules and regulations. Moreover, the Group adheres to the NYSE’s Corporate Governance rules (NYSE rules), with a few exceptions, where the rules are not applicable to foreign private issuers such as Credit Suisse Group.

The following are the significant differences between the Group’s corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE:

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

– Risk Assessment and Risk Management: the NYSE rules allocate responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee, while the Group’s corporate governance standards allocate these duties to the separate Risk Committee. While the Group’s Audit Committee members satisfy the NYSE independence requirements, the Group’s Risk Committee may include non-independent members.

– Reporting: the NYSE rules require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board of Directors reports directly to the shareholders, while the committees submit their reports to the full Board.

– Appointment of the External Auditor: the NYSE rules require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the External Auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the External Auditor must be approved by the Group’s shareholders at the Annual General Meeting based on the proposal of the full Board, which receives the advice and recommendation of the Audit Committee.

Corporate governance framework
The Group’s corporate governance policies and procedures are defined in a series of documents governing the organization and management of the company. The Board of Directors of Credit Suisse Group has adopted a set of Corporate Governance Guidelines aimed at explaining and promoting an understanding of its governance structures. These guidelines form the basis of a sound corporate governance framework and refer to other documents that regulate aspects of governance in greater detail. Other important corporate governance documents, all of which can be downloaded from the Group’s website at http://www.credit-suisse.com/governance/en/, include:

– Credit Suisse Group’s Articles of Association, which define the purpose of the business and its basic organizational framework;

– Credit Suisse Group’s Internal Regulations Governing the Conduct of Business, which define the responsibilities and sphere of authority of the various bodies within Credit Suisse Group, as well as the relevant reporting procedures;

– Credit Suisse Group’s Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and

– Credit Suisse Group’s Code of Conduct, which lists 12 core ethical and performance-related values that are binding on all Credit Suisse Group employees worldwide. The Code was first established in 1999 in an effort to ensure that all employees worldwide share a common set of values across the organization and to guide the Group’s efforts to inspire and maintain the trust and confidence of all its stakeholders. The Code of Conduct implements requirements stipulated in the US Sarbanes-Oxley act of 2002 by including provisions on ethics for the Group’s Chief Executive Officer and the Group’s principal financial and accounting officers, or other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on the Group’s website.

Company

In 2005, Credit Suisse Group had six segments: Private Banking, Corporate & Retail Banking, Institutional Securities, Wealth & Asset Management, Life & Pensions and Non-Life. A detailed review of the respective results and activities in 2005 can be found in the section Operating and financial review. A list of significant subsidiaries and associated entities of Credit Suisse Group can be found in note 43 of the Notes to the consolidated financial statements. With the exception of Neue Aargauer Bank, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SWX Swiss Exchange (Swiss Security Number 397719, market capitalization as of December 31, 2005, of CHF 2,002 million) and DBV Winterthur Holding AG, Wiesbaden, Germany, 72% of which is held indirectly by Credit Suisse Group and which is listed on the Frankfurt Stock Exchange (ISIN DE0008416900, market capitalization as of December 31, 2005, of EUR 1,057 million), no other subsidiaries have shares listed on the SWX Swiss Exchange or any foreign stock exchange.

Effective May 13, 2005 the two legal entities Credit Suisse and Credit Suisse First Boston merged under the name Credit Suisse. This merger constituted the first step towards the creation of an integrated banking organization.

Effective January 1, 2006, the merged bank aligned its organizational structure to the new strategic orientation of the company. For further information on our new structure, refer to Information on the company.

Major shareholders

As of December 31, 2005, no shareholder was recorded in the share register as holding 5% or more of our stock. However, as of December 31, 2005, Credit Suisse Group and its affiliates held 122,391,983 registered shares that, as a result of such ownership, have no voting rights. This corresponds to 9.8% of the total registered shares of Credit Suisse Group. During 2005 no shareholder reached the threshold of 5% of total shares, which would have required disclosure with the SWX Swiss Exchange. Consequently, there were also no interlocking shareholdings between Credit Suisse Group and another company, which together would have exceeded 5% of total shares of either Credit Suisse Group or such other company.

As of December 31, 2005, according to the share register, 11.2 million shares, or 0.9% of the total shares outstanding, were held by shareholders with registered addresses in the US. To the best of the Group’s knowledge, approximately 36.4 million shares, including American Depositary Shares, or 2.9% of the total shares outstanding, were held in the US as of that date. To the best of its knowledge, Credit Suisse Group is not directly or indirectly owned or controlled by another corporation or any government or other person, and, to the best of its knowledge, there are no arrangements in place that could lead to a change in control of Credit Suisse Group.

Capital structure

Credit Suisse Group’s total outstanding share capital as of December 31, 2005, was CHF 623,876,083, divided into 1,247,752,166 registered shares with a nominal value of CHF 0.5 per share. Credit Suisse Group’s shares are listed on the SWX Swiss Exchange and in the form of American Depositary Shares on the NYSE. For details on the shareholder rights associated with the Credit Suisse Group shares, refer to the description provided under the heading Shareholders later in the Corporate governance section.

Details of changes to the share capital occurring in the course of the business year and information as to the authorized and conditional capital and changes thereto during the year can be found in note 11 of the Notes to the parent company financial statements as well as in the Articles of Association (Articles 26, 26a-c and 27). For the two previous years’ information, reference is made to Credit Suisse Group’s 2004 Annual Report or the 2004 Annual Report on Form 20-F.

Information on employee participation plans, including option plans, is contained in note 30 of the Notes to the consolidated financial statements. Traded options and options connected to derivative or structured market instruments issued by subsidiaries of Credit Suisse Group are not disclosed separately in this Annual Report. Subsidiaries issuing such instruments to the capital markets pursue independent hedging strategies.

Board of Directors

Membership and qualifications
The Articles of Association provide that the Board of Directors shall consist of a minimum of seven members. The Board of Directors currently consists of 12 members. Credit Suisse Group believes that the size of the Board must be such that the standing committees can be staffed with qualified members, but, at the same time, the Board must be small enough to enable an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the Articles of Association for a staggered board. One year of office is understood to be the period of time from one ordinary Annual General Meeting of Shareholders, or the AGM, to the close of the next ordinary AGM. While the Articles of Association do not provide for any age or term limitations, Credit Suisse Group’s Internal Regulations Governing the Conduct of Business specify that the members of the Board shall retire at the ordinary AGM in the year in which they reach the age of 70. None of the Group’s directors has a service contract with the Group or any of its subsidiaries providing for benefits upon termination of their service.

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

Independence
The Board currently consists solely of directors who have no executive functions within the Group. As of December 31, 2005 all but one member of the Board was independent. In its independence determination the Board took into account the factors set forth in the Internal Regulations Governing the Conduct of Business, the Committee Charters and applicable laws and listing standards. The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of its subsidiaries, is not and has not been for the prior three years an employee or affiliate of the Group’s external auditor and does not maintain, in the sole determination of the Board, a material direct or indirect business relationship with Credit Suisse Group or any of its subsidiaries. Moreover, a Board member is not considered independent if he or she is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. Credit Suisse Group’s definition of independence is in line with the NYSE definition.

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

Credit Suisse Group, together with its subsidiaries, is a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with the Group. All relationships with members of the Board or such companies are in the ordinary course of business, are entered into on an arms’-length basis and are immaterial. For further information reference is made to note 31 of the Notes to the consolidated financial statements.

Meetings
The Board holds at least six regular, generally full-day meetings per year. In addition, the Board convenes as often as required to discuss any urgent matters. The members of the Board are expected to attend all or substantially all meetings of the Board and the committees on which they serve. In 2005, each member of the Board and its committees attended most of the scheduled meetings. All members of the Board are also expected to spend the time away from these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management to attend the meetings. Generally, all members of the Group and the Bank Executive Board attend the meetings to ensure effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Chairman of the Board
The Chairman of the Board coordinates the work of the Board and its committees and ensures that the Board members are provided with the appropriate information relevant for performing their duties. The Chairman has no executive function within the Group. However, he is actively involved in developing the strategic business plans and objectives of the Group. Furthermore, he works closely with the Chief Executive Officer in establishing succession plans for key management positions.

The Chairman of the Board takes an active role in representing the Group to important investors, other stakeholders and the general public.

Board responsibilities
By establishing the Internal Regulations Governing the Conduct of Business of Credit Suisse Group, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and Credit Suisse Group’s Articles of Association.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses the Group’s competitive position and approves its strategic and financial plans. At each meeting, the Board receives a status report on the financial results of the Group. In addition, on a quarterly (or more frequent) basis, the Board receives management information packages, which provide detailed information on the performance and financial status of the Group, as well as risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues, as is deemed appropriate or requested. All members of the Board have access to all information concerning the Group. Should a member of the Board require information or wish to review Group documents outside a meeting, he or she can address this request to the Chairman of the Board.

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

At each Board meeting, the committee chairmen report to the Board about their activities. In addition, the minutes of the committee meetings are accessible to all Board members.

Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman of the Board and not less than two other members, a majority of whom must be independent pursuant to its charter. The current members are: Walter B. Kielholz (Chairman), Hans-Ulrich Doerig, Aziz R. D. Syriani and Peter F. Weibel. The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It meets as often as required to discharge its responsibilities, generally about eight times per year. The length of its meetings depends on the agenda, but they usually last around two hours. The Chairman may ask members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as an advisor to the Chairman and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee is responsible for the development and occasional review of a set of Corporate Governance Guidelines, which are then recommended to the Board for approval. At least once annually, the Chairman’s and Governance Committee evaluates the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the Committee, subject to the applicable laws and regulations.

In addition, the Chairman’s and Governance Committee evaluates the performance of the Chairman of the Board and the Chief Executive Officer at least one time per year and makes recommendations to the Board. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Boards of Credit Suisse Group and Credit Suisse. The Chairman’s and Governance Committee also reviews succession plans for senior executive positions in the Group with the Chairman and the Chief Executive Officer and makes recommendations to the Board regarding the appointment of individuals to these positions.

Audit Committee
The Audit Committee consists of not less than three members, all of whom must be independent pursuant to its charter. The current members are: Peter F. Weibel (Chairman), Jean Lanier, Aziz R. D. Syriani and David W. Syz. The Audit Committee has its own charter, which has been approved by the Board.

In accordance with its charter, the members of the Audit Committee are subject to additional independence requirements, exceeding those that apply to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from the Group other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the audit committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on Credit Suisse Group’s Audit Committee. All of the Group’s Audit Committee members meet these criteria.

In addition, the SEC requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002. The Board has determined that Peter F. Weibel is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds full-day or half-day meetings at least once each quarter, prior to the publication of the Group’s financial statements. Typically, the Audit Committee convenes for a number of additional shorter meetings and conference calls throughout the year in order to adequately discharge its responsibilities. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. At some meetings, a joint session with the Risk Committee members is arranged at which topics of relevance to both committees are discussed.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:

– monitoring and assessing the integrity of the financial statements as well as disclosures of the financial condition, results of operations and cash flows of the Group;

– monitoring processes designed to ensure the Group’s compliance with legal and regulatory requirements;

– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit; and

– monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls.

The Audit Committee is regularly informed about significant projects aimed at further improving such processes. It also pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to Credit Suisse Group or any of its subsidiaries to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. The Audit Committee performs a self-assessment once a year.

Compensation Committee
The Compensation Committee consists of not less than three members, all of whom must be independent pursuant to its charter. The current members are: Aziz R. D. Syriani (Chairman), Robert H. Benmosche and Anton van Rossum. The Compensation Committee has its own charter, which has been approved by the Board. Besides several shorter meetings throughout the year, which are required in order for it to perform its duties and responsibilities, the Compensation Committee has two main meetings per year, each generally half-day. These two meetings are convened with the primary purpose of reviewing the performance of the businesses and the respective management teams, and determining and approving the overall compensation pools and the compensation payable to the members of the Executive Boards of Credit Suisse Group and Credit Suisse, Internal Audit and other members of senior management. Its other duties and responsibilities include approving newly established compensation plans or amendments to existing plans. The Chairman of the Compensation Committee decides on the attendance of management at the committee meetings.

The Compensation Committee is assisted in its work by an independent global compensation consulting firm. Information on the compensation philosophy of the Group can be found in the section on Compensation below. The Compensation Committee performs a self-assessment once a year.

Risk Committee
The Risk Committee consists of not less than three members. Pursuant to its charter, it may include non-independent members. The current members are: Hans-Ulrich Doerig (Chairman), Thomas W. Bechtler, Noreen Doyle and Ernst Tanner. The Risk Committee has its own charter, which has been approved by the Board. The Risk Committee holds at least four meetings a year, each generally half-day. In addition, the Risk Committee usually convenes for additional, shorter meetings throughout the year in order to appropriately discharge its responsibilities. The Chairman of the Risk Committee invites members of management to attend the committee meetings as appropriate.

The Risk Committee’s main duties are to assist the Board in assessing the different types of risk to which the Group is exposed, as well as its risk management structure, organization and processes. The Risk Committee approves selected risk limits and makes recommendations to the Board regarding all its risk-related responsibilities, including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year.

Members of the Board of Directors and the Committees

Walter B. Kielholz, Chairman 1)

Hans-Ulrich Doerig, Vice-Chairman 1) 4)

Thomas W. Bechtler 4)

Robert H. Benmosche 2)

Peter Brabeck-Letmathe

Noreen Doyle 4)

Jean Lanier 3)

Anton van Rossum 2)

Aziz R. D. Syriani 1) 2) 3)

David W. Syz 3)

Ernst Tanner 4)

Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz

2) Member of the Compensation Committee, chaired by Aziz R. D. Syriani

3) Member of the Audit Committee, chaired by Peter F. Weibel

4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

The composition of the Board of Directors of Credit Suisse is the same as the composition of the Board of Directors of Credit Suisse Group.

Walter B. Kielholz

Born 1951, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Walter B. Kielholz is the Chairman of the Board of Directors and the Chairman’s and Governance Committee (since January 2003). He has been a member of the Board since 1999 and served as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2006. The Board has determined him to be independent under the Group’s independence standards.

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

Mr. Kielholz joined Swiss Re, Zurich, at the beginning of 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s Chief Executive Officer from 1997 to 2002. A Board member since 1998, he became Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003. Walter B. Kielholz is Honorary President of the International Association for the Study of Insurance Economics (“The Geneva Association”), Chairman of the Supervisory Board of Avenir Suisse and a member of the Board and the Committee of economiesuisse. He is a regular invitee to the meetings of the Group of Thirty, the Vice President of the International Monetary Conference, a member of the European Financial Services Roundtable, the WEF International Business Council, and the Private Sector Advisory Board of the Financial Stability Forum and is engaged in a number of other industry associations, economic fora and interest groups. In addition, he is Chairman of the Zurich Art Society.

Hans-Ulrich Doerig

Born 1940, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Hans-Ulrich Doerig is the full-time Vice-Chairman of the Board and Chairman of the Risk Committee (since 2003). Prior to that appointment, he served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as Chief Risk Officer from 1998 until 2002. His term as a member of the Board expires at the AGM in 2006. The Board has determined Mr. Doerig to be independent under the Group’s independence standards as of the 2006 AGM.

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

Mr. Doerig is a member of the Board of Directors of Bühler AG, Uzwil (since 2004) and Coca Cola AG, Brüttisellen (since 1983). Furthermore, he is a member of the Board of the University of Zurich and a member of the supervisory bodies of several foundations as well as academic, arts, charitable and professional organizations. He is the author of a number of publications on finance, education and management.

Thomas W. Bechtler

Born 1949, Swiss Citizen

Seestrasse 21

8700 Küsnacht, Switzerland

Thomas W. Bechtler has been a member of the Board since 1994 and of the Risk Committee since 2003. From 1999 to 2003, he served on the Audit Committee and from 2003 to 2004 on the Compensation Committee. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

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

Robert H. Benmosche

Born 1944, US Citizen

Metropolitan Life Insurance Company

One Madison Avenue

New York, NY 10010, USA

Robert H. Benmosche has been a member of the Board since 2002 and of the Compensation Committee since 2003. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Robert H. Benmosche has been Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, since the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, since 1998. He will retire from these positions in 2006. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years, most recently in the position of an Executive Vice President and a member of the company’s Board of Directors. He received a B.A. degree in Mathematics from Alfred University in 1966.

Peter Brabeck-Letmathe

Born 1944, Austrian Citizen

Nestlé SA

Avenue Nestlé 55

1800 Vevey, Switzerland

Peter Brabeck-Letmathe has been a member of the Board since 1997 and served as Vice-Chairman from 2000 to 2005. From 2000 to 2005 he was also a member of the Compensation Committee and from 2003 to 2005 of the Chairman’s and Governance Committee. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Peter Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduation in 1968, he joined Nestlé’s sales operations in Austria. His career within Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé and has also been a member of Nestlé’s Board of Directors as of that date. In 2005, Mr. Brabeck-Letmathe was appointed Chairman of the Board of Directors of Nestlé.

Mr. Brabeck is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997) and Roche Holding SA, Basel (since 2000). He is also Deputy Chairman of the Board of The Prince of Wales International Business Leaders Forum and a member of ERT (European Round Table of Industrialists), the World Economic Forum and the Foundation for the International Federation of Red Cross and Red Crescent Societies.

Noreen Doyle

Born 1949, US and Irish Citizen

35 Radnor Walk

London SW3 4BP, UK

Noreen Doyle has been a member of the Board and the Risk Committee since 2004. Her term as a member of the Board expires at the AGM in 2007. The Board has determined her to be independent under the Group’s independence standards.

Noreen Doyle has been First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She joined the EBRD in 1992 as head of syndications, was appointed Chief Credit Officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Noreen Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a B.A. in Mathematics from The College of Mount Saint Vincent, New York, in 1971 and an MBA from The Amos Tuck School of Business Administration at Dartmouth College, New Hampshire, in 1974.

She currently serves on the Board of Directors of the Newmont Mining Corporation, of QinetiQ Group plc., a UK based defence technology and security company, and of Rexam plc., a global consumer packaging company (all since 2005). Moreover, she is a member of the Board of Overseers of the Amos Tuck School of Business Administration.

Jean Lanier

Born 1946, French Citizen

5, Square Lamartine

75116 Paris, France

Jean Lanier has been a member of the Board and the Audit Committee since 2005. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Jean Lanier is the former Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes, Paris. He also chaired the Boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the Chief Operating Officer and Managing Director of SFAC, which later become Euler Hermes SFAC (from 1990 to 1997), and of the Euler Group (from 1996 to 1998).

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

Mr. Lanier is a member of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005) and of France Essor (since 1991). He is a Chevalier de la Légion d’Honneur in France and Chairman of the Foundation “Les Amis de l’Arche”.

Anton van Rossum

Born 1945, Dutch Citizen

10, Avenue de la Petite Espinette

1180 Brussels, Belgium

Anton van Rossum has been a member of the Board and the Compensation Committee since 2005. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Anton van Rossum was the Chief Executive Officer of Fortis, the leading Benelux banking and insurance group from 2000 to 2004. He was also a member of the Board of Directors of Fortis and chaired the Boards of the principal subsidiaries of the group.

Prior to that, Mr. van Rossum worked for 28 years with McKinsey and Company, where he led a number of top management consulting assignments with a focus on the banking and insurance sectors. He was elected Principal and a Director of the firm in 1979 and 1986, respectively.

He studied economics and business administration at the Erasmus University in Rotterdam, where he obtained a bachelor’s degree in 1965 and a master’s degree in 1969.

Mr. van Rossum is the Vice-Chairman of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005) and a member of the Board of VNU, Haarlem and New York, a global information and media company. He is the Chairman of the Supervisory Board of the Erasmus University, Rotterdam, a member of the Board of Trustees of the Conference Board, the Chairman of the Netherlands Economic Institute, the International President of the European League for Economic Cooperation and sits on the Board of several cultural, philanthropic and educational institutions.

Aziz R. D. Syriani

Born 1942, Canadian Citizen

The Olayan Group

111 Poseidonos Avenue

P.O. Box 70228

Glyfada, Athens 16610, Greece

Aziz R. D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He further has been a member of the Chairman’s and Governance Committee since 2003 and of the Audit Committee since 2003 (Chairman from 2003 to 2004). His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

Aziz R.D. Syriani holds a law degree from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Cambridge (1972). Mr. Syriani has been with the Olayan Group since 1978 and currently serves as President (since 1978) and Chief Executive Officer (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the Board of Occidental Petroleum Corporation, Los Angeles (since 1983), where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as a member of the Executive and the Corporate Governance Committee.

David W. Syz

Born 1944, Swiss Citizen

ecodocs AG

Dufourstrasse 21

8702 Zollikon, Switzerland

David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, David W. Syz started his career as Assistant to Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also Chief Executive Officer of Cerberus AG, Männedorf. In 1985, David Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed Chief Executive Officer and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen.

Appointed State Secretary in 1999, David Syz took charge of the new State Secretariat for Economic Affairs, a function from which he retired in 2004.

Mr. Syz is Chairman of the Board of Huber & Suhner AG, Pfäffikon (since 2005, Vice-Chairman since 2004), and the Chairman of the Board of ecodocs AG, Zollikon (since 2004). Moreover, Mr. Syz is the Chairman of the Supervisory Board of the Climate Cent Foundation (since 2005), an organization mandated with the implementation of the CO2 reduction program according to the Kyoto Protocol.

Ernst Tanner

Born 1946, Swiss Citizen

Chocoladenfabriken Lindt & Sprüngli AG

Seestrasse 204

8802 Kilchberg, Switzerland

Ernst Tanner has been a member of the Board since 2002 and member of the Risk Committee since 2003. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

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

Peter F. Weibel

Born 1942, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Peter F. Weibel has been a member of the Board, the Chairman’s and Governance Committee and Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards. It has also determined him to be an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate which he obtained in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined the Central Accounting Department at UBS in 1975 and later became a Senior Vice President in its Corporate Banking division. In 1988, he was appointed Chief Executive Officer of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, in the summer of 2003 and thereafter joined the Boards of Credit Suisse, ”Winterthur” Swiss Insurance Company and Winterthur Life.

Mr. Weibel is Chairman of the Executive MBA Program of the University of Zurich, a member of the Board of the Greater Zurich Area AG, serves on the Swiss Advisory Council of the American Swiss Foundation and is the Chairman of the Nominating Committee of the Swiss-American Chamber of Commerce. He also serves as Chairman of the Pestalozzi Foundation and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut

Born 1932, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman of the Board, a position he had held since 1986. Mr. Gut was a member of the Board of Directors of Nestlé SA, Vevey from 1981 to 2005, whereof Vice-Chairman from 1991 to 2000 and Chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut maintains an office at Credit Suisse Group. However, he does not have any formal function and does not attend the meetings of the Board of Directors.

Secretaries of the Board of Directors
Pierre Schreiber

Béatrice Fischer

Changes in the Board of Directors
In addition to the proposed re-election of Walter B. Kielholz and Hans-Ulrich Doerig, the Board of Directors has proposed Richard E. Thornburgh for election to the Board of Directors at the AGM on April 28, 2006, for a term of three years.

Richard E. Thornburgh

Born 1952, US Citizen

Corsair Capital LLC

277 Park Avenue

New York, NY 10172, USA

Richard E. Thornburgh is Vice-Chairman of Corsair Capital, a private equity investment company (since 2006). Prior to that he was a member of the Executive Board of Credit Suisse Group (from 1997 to 2005).

Mr. Thornburgh began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston, in 1976. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. From 1997 to 1999, Mr. Thornburgh served as Chief Financial Officer of Credit Suisse Group and a member of the Credit Suisse Group Executive Board, and from 1999 to 2002, he was Vice Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the Chief Risk Officer of Credit Suisse Group. In 2004, he was appointed Executive Vice Chairman Credit Suisse First Boston. In this function he oversaw Credit Suisse Asset Management and Private Client Services and was responsible for a number of other areas, including credit risk and strategic risk management, human resources, corporate services and corporate communications. In addition, he was instrumental in the creation of the integrated bank.

Mr. Thornburgh received a BBA from the University of Cincinnati in 1974 and an MBA from the Harvard Business School in 1976. He serves on the Executive Committee of the University of Cincinnati Foundation. He does not hold any other significant board memberships.

Subject to his election at the AGM on April 28, 2006, the Board has determined Mr. Thornburgh to be a non-independent member of the Board, due to his former executive functions within Credit Suisse Group.

Management

Group Executive Board Committee and Group Executive Board (as of December 31, 2005)
The Board of Directors generally delegates management authority and the power to implement its resolutions to executive management bodies or executive officers. Until December 31, 2005, the most senior executive body with a policy-making function was the Group Executive Board Committee. Together with the Chief Executive Officer, the Group Executive Board Committee was responsible for the day-to-day operational management of the Group and the implementation of the principal business strategy and the financial plans approved by the Board, as well as for the definition of the guidelines for the internal organization and other general policies of the Group.

The Group Executive Board represented the next most senior level of Group management and consisted of the members of the Group Executive Board Committee and additional members appointed by the Board of Directors. The Group Executive Board was responsible for aligning the divisions to the strategic direction, values and principles of the Group. It developed the principal business strategy and the financial plans, coordinated matters across businesses and discussed issues of significance to the whole Group.

Members of the Group Executive Board Committee
Oswald J. Grübel, Chief Executive Officer

Walter Berchtold

Brady W. Dougan

Renato Fassbind

Leonhard H. Fischer

Urs Rohner

Members of the Group Executive Board
In addition to the members of the Group Executive Board Committee, the members of the Group Executive Board were:

Paul Calello

Brian D. Finn

Tobias Guldimann

Ulrich Körner

Gary G. Lynch 1)

Michael G. Philipp

Richard E. Thornburgh

1) until July 18, 2005

Group Executive Board and Executive Board of Credit Suisse (as of January 1, 2006)
Effective January 1, 2006, we realigned our executive management bodies. The most senior executive body of Credit Suisse Group is the Group Executive Board. The Group Executive Board under the lead of the Group Chief Executive Officer is responsible for the day-to-day operational management of the Group as a whole and the implementation of the principal business strategy and the financial plans approved by the Board. It coordinates significant group-wide initiatives, projects and business developments and establishes general group-wide policies.

The members of the Group Executive Board are:

Oswald J. Grübel, Chief Executive Officer

Walter Berchtold

David J. Blumer

Brady W. Dougan

Renato Fassbind

Leonhard H. Fischer

Tobias Guldimann

Urs Rohner

The most senior executive body of the banking organization is the Executive Board of Credit Suisse. It is responsible for the day-to-day operational management of the Group’s banking business. It develops and implements the strategic business plans for the bank subject to approval by the Board and reviews and coordinates significant initiatives and projects in the divisions and regions or in the Shared Services functions.

The members of the Executive Board of Credit Suisse are:

Oswald J. Grübel, Chief Executive Officer

Walter Berchtold

David J. Blumer

Paul Calello

Brady W. Dougan

D. Wilson Ervin

Renato Fassbind

Ulrich Körner

Michael G. Philipp

Urs Rohner

Thomas J. Sanzone

Oswald J. Grübel

Born 1943, German Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Oswald J. Grübel is the Chief Executive Officer of Credit Suisse Group (since 2004) and Credit Suisse (since May 2005). A member of the Group Executive Board from 1997 to 2001 and since July 2002, he served as Co-Chief Executive Officer of Credit Suisse Group from January 2003 until his appointment as sole Chief Executive Officer in July 2004.

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

Mr. Grübel is the Chairman of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005). Other than that he does not hold any significant board memberships.

Walter Berchtold

Born 1962, Swiss Citizen

Credit Suisse

Paradeplatz 8

8070 Zurich, Switzerland

Walter Berchtold is the Chief Executive Officer Private Banking at Credit Suisse (since January 2006) and a member of the Group Executive Board (since July 2003) and the Executive Board of Credit Suisse.

After obtaining a commercial diploma, he joined Credit Suisse First Boston Services AG, Zurich, in 1982, and, a year later, transferred as a trader to the precious metal and currency options unit of Valeurs White Weld SA in Geneva, which was later renamed Credit Suisse First Boston Futures Trading SA. In 1987, he was given the task of heading the Japanese convertible notes trading team, and in 1988, he assumed shared responsibility for all the business activities of Credit Suisse First Boston Futures Trading AG in Zurich.

In 1991, Walter Berchtold joined Credit Suisse in Zurich as Head of Arbitrage in the Securities Trading department. In the following year he became Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit, and in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2003, Walter Berchtold was Head of Trading & Sales of Credit Suisse First Boston, Switzerland and thereafter became Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was Head of Trading and Sales at Credit Suisse Financial Services and in April 2004, he was appointed Chief Executive Officer of Banking at Credit Suisse Financial Services. In July 2004, he was appointed Chief Executive Officer of Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May 2005 and the year-end 2005, he was Chief Executive Officer of the Credit Suisse Division at Credit Suisse.

Mr. Berchtold is a member of the Boards of the SWX Swiss Exchange (since 1996), Eurex (since 1998), Virt-x (since 2001) and the Swiss Bankers Association (since 2004). Other than that he does not hold any significant board memberships.

David J. Blumer

Born 1968, Swiss Citizen

Credit Suisse

Paradeplatz 8

8070 Zurich, Switzerland

David J. Blumer is the Chief Executive Officer Asset Management at Credit Suisse and a member of the Group Executive Board and the Executive Board of Credit Suisse (all functions since January 2006).

Mr. Blumer obtained a degree in Economics from the University of Zurich in 1995. Thereafter he joined Credit Suisse in the trading area where he held several positions in Zurich, New York and London. From 1999 to 2003, he ran the Special Services Group at the Structured Investment Product desk, and in 2003, he was appointed Head of Product Management, Trading & Sales at Credit Suisse Financial Services and member of the Executive Board of Credit Suisse Division.

Mr. Blumer is a member of the Board of Directors of the SWX Swiss Exchange (since 2005). He is also a member of the Forum of Young Global Leaders of the World Economic Forum (since 2005). Other than that he does not hold any significant board memberships.

Paul Calello

Born 1961, US Citizen

Credit Suisse

Two Exchange Square

8 Connaught Place

Hong Kong

People’s Republic of China

Paul Calello is the Chief Executive Officer Credit Suisse Asia Pacific and a member of the Executive Board of Credit Suisse (since 2006). He was a member of the Group Executive Board from July 2004 to year-end 2005. From 2002 to 2005 he was Chairman and Chief Executive Officer of the Asia Pacific Region of Credit Suisse First Boston.

Mr. Calello joined Credit Suisse First Boston in 1990 as a founding member of Credit Suisse Financial Products, the former financial derivatives subsidiary of Credit Suisse First Boston. Prior to his current function, Mr. Calello held several management positions in Credit Suisse First Boston’s global derivatives operations and worked in Tokyo, London and New York.

Before joining Credit Suisse First Boston, Mr. Calello worked for Bankers Trust in the Global Markets Group in New York and Tokyo, and for the Federal Reserve System in the Monetary and Economic Policy Group in Boston and Washington.

Mr. Calello obtained a B.A. from Villanova University in 1983 and an MBA from Columbia Business School in 1987. He does not hold any significant board memberships.

Brady W. Dougan

Born 1959, US Citizen

Credit Suisse

11 Madison Avenue

New York, NY 10010, USA

Brady W. Dougan is the Chief Executive Officer Investment Banking at Credit Suisse and the Chief Executive Officer Credit Suisse Americas (since January 2006) and a member of the Group Executive Board (since January 2003) and the Executive Board of Credit Suisse.

Mr. Dougan received a B.A. in Economics in 1981 and an M.B.A. in Finance in 1982 from the University of Chicago. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities Division for five years, before he was appointed Global Head of the Securities Division in 2001. From 2002 to July 2004, he was Co-President, Institutional Services at Credit Suisse First Boston, and from 2004 until the merger with Credit Suisse in May 2005, he was Chief Executive Officer of Credit Suisse First Boston. From May 2005 to year-end 2005, he was Chief Executive Officer of the Credit Suisse First Boston Division at Credit Suisse.

Mr. Dougan does not hold any significant board memberships.

D. Wilson Ervin

Born 1960, US Citizen

Credit Suisse

11 Madison Avenue

New York, NY 10010, USA

D. Wilson Ervin is the Chief Risk Officer of Credit Suisse and a member of the Executive Board of Credit Suisse (since May 2005).

Mr. Ervin received an A.B. in Economics from the Princeton University in 1982. He joined Credit Suisse First Boston in 1982 and held various responsibilities including positions in fixed income and equity capital markets, Australian investment banking, and in the Mergers & Acquisitions group. In 1990, Mr. Ervin joined the newly founded Credit Suisse Financial Products, the former derivatives unit of the bank, where he was responsible for new product structuring in the Americas, and US corporate marketing. From 1999 to 2005, Mr. Ervin was head of Strategic Risk Management for Credit Suisse First Boston.

Mr. Ervin does not hold any significant board memberships.

Renato Fassbind

Born 1955, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Renato Fassbind is the Chief Financial Officer of Credit Suisse Group (since August 2004) and Credit Suisse (since May 2005). He is a member of the Group Executive Board (since June 2004) and the Executive Board of Credit Suisse (since May 2005).

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

Mr. Fassbind is a member of the Swiss Association of Public Trustees. He is a member of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005). Other than that he does not hold any significant board memberships.

Leonhard H. Fischer

Born 1963, German Citizen

Winterthur Group

General Guisan-Strasse 40

8401 Winterthur, Switzerland

Leonhard H. Fischer is the Chief Executive Officer of Winterthur Group (since January 2003) and a member of the Group Executive Board (since July 2003).

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

Mr. Fischer is a member of the Supervisory Board of Axel Springer Verlag, AG, Berlin (since 2002). Other than that he does not hold any significant board memberships.

Tobias Guldimann

Born 1961, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Tobias Guldimann is the Group Chief Risk Officer and a member of the Group Executive Board (since July 2004).

Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to the Investment Banking area in 1990. He later became Head of Derivatives Sales (in 1992), Head of Treasury Sales (in 1993) and Head of Global Treasury Coordination at Credit Suisse (in 1994). In 1997, he was made responsible for the management support of the Chief Executive Officer of Credit Suisse First Boston before becoming Deputy Chief Risk Officer of Credit Suisse Group, a function he held from 1998 to July 2004. From 2002 to 2004, he also served as Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann is a member of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005). Other than that he does not hold any significant board memberships.

Ulrich Körner

Born 1962,

Swiss and German Citizen

Credit Suisse

Paradeplatz 8

8070 Zurich, Switzerland

Ulrich Körner is the Chief Executive Officer Credit Suisse Switzerland, Head of Private and Business Banking Switzerland and a member of the Executive Board of Credit Suisse (since January 2006).

Mr. Körner graduated from the University of St. Gallen in 1988, majoring in Banking, and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as its Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services. In 2002, he was appointed Chief Financial Officer of Credit Suisse Financial Services, and in 2004, he became Chief Operating and Chief Financial Officer of Credit Suisse. Mr. Körner was a member of the Group Executive Board from January 2003 to year-end 2005.

Mr. Körner is a member of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005). Other than that he does not hold any significant board memberships.

Michael G. Philipp

Born 1953, US Citizen

Credit Suisse

One Cabot Square

London, E14 4QJ

United Kingdom

Michael G. Philipp is the Chief Executive Officer Europe, Middle East and Africa and a member of the Executive Board of Credit Suisse (since January 2006). Mr. Philipp joined Credit Suisse in 2005 as Chairman and Chief Executive Officer of Credit Suisse First Boston Europe, Middle East and Africa and member of the Group Executive Board.

Mr. Philipp is a founder and former Chief Executive Officer of Gyre Capital Management, which specializes in alternative investments. Prior to founding Gyre in 2004, he was Co-Chairman of Artist Network Ltd., a UK-based media and entertainment company, from 2002 to 2004.

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

Prior to that, Mr. Philipp spent over a decade in the global futures and options industry and held management positions at Goldman Sachs (from 1982 until 1990) and Merrill Lynch (from 1990 until 1995).

He holds a B.A. (1975), an MBA in Finance (1982) and an honorary PhD from the University of Massachusetts. Mr. Philipp serves on the Advisory Board of the Dubai International Financial Center and the Board of the Dubai International Financial Exchange. Other than he does not hold any significant board memberships.

Urs Rohner

Born 1959, Swiss Citizen

Credit Suisse Group

Paradeplatz 8

8070 Zurich, Switzerland

Urs Rohner is the Group General Counsel and a member of the Group Executive Board (since June 2004). He is also the Chief Operating Officer (since January 2006) and General Counsel of Credit Suisse (since July 2005) and member of the Executive Board of Credit Suisse (since May 2005). From June 2004 to December 2005 he was also the Head of the Group Corporate Center.

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

Mr. Rohner is a member of the Boards of “Winterthur” Swiss Insurance Company and Winterthur Life (since 2005). Further, he is a member of the Admission Board and of the Committee of the Admission Board of the SWX Swiss Exchange, Zurich (since 2004) and of the Association Board of the Zurich Chamber of Commerce. He also serves on the Board of the Zurich Opera House (since January 2005). Other than that he does not hold any significant board memberships.

Thomas J. Sanzone

Born 1960, US Citizen

Credit Suisse

11 Madison Avenue

New York, NY 10010, USA

Thomas J. Sanzone is the Chief Information Officer (since August 2005), and a member of the Executive Board of Credit Suisse (since January 2006).

Prior to joining Credit Suisse in 2005, Mr. Sanzone was Chief Information Officer for Citigroup’s Corporate and Investment Banking Group (from 1999 to 2005). In this role he was responsible for the strategy, development and implementation of all application technology for Corporate and Investment Banking. He was also responsible for the technical infrastructure of the area.

Mr. Sanzone joined Salomon Brothers in 1984 as a programmer analyst in the Mortgage Trading Systems area. In 1991, he was appointed Senior Operating Officer for Fixed Income and Equity Sales Trading, and in 1996, he was named Managing Director and Head of Global Application Development. Following the creation of Salomon Smith Barney, while retaining responsibility for the Capital Markets Development group, he was instrumental in the merger related systems consolidations for Nikko Salomon Smith Barney, Citicorp, Schroders, Copleco and most recently the Associates.

Mr. Sanzone received a Bachelor of Science in Computer Science from Hofstra University in 1982. He does not hold any significant board memberships.

Executive Boards of Credit Suisse Group and Credit Suisse

1 Thomas J. Sanzone***

Chief Information Officer, Credit Suisse

2 Tobias Guldimann**

Chief Risk Officer, Credit Suisse Group

3 Renato Fassbind*

Chief Financial Officer, Credit Suisse Group and Credit Suisse

4 Leonhard H. Fischer**

Chief Executive Officer, Winterthur

5 Brady W. Dougan*

Chief Executive Officer, Investment Banking and Chief Executive Officer, Credit Suisse Americas

6 Oswald J. Grübel*

Chief Executive Officer, Credit Suisse Group and Credit Suisse

7 Walter Berchtold*

Chief Executive Officer, Private Banking

8 David J. Blumer*

Chief Executive Officer, Asset Management

9 Urs Rohner*

General Counsel, Credit Suisse Group and Credit Suisse, Chief Operating Officer, Credit Suisse

10 D. Wilson Ervin***

Chief Risk Officer, Credit Suisse

11 Ulrich Körner***

Chief Executive Officer, Credit Suisse Switzerland

12 Michael G. Philipp***

Chief Executive Officer, Credit Suisse Europe, Middle East and Africa

13 Paul Calello***

Chief Executive Officer, Credit Suisse Asia Pacific

* Member of the Executive Boards of Credit Suisse Group and Credit Suisse

** Member of the Executive Board of Credit Suisse Group

*** Member of the Executive Board of Credit Suisse

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

The members of the Advisory Board are:

Flavio Cotti, Chairman

Former Federal Councilor, Brione sopra Minusio, Switzerland

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

Andreas Schmid

Chairman of the Board of Kuoni Travel Holding Ltd., Zurich, Switzerland

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

– Attract a suitably qualified, diverse work force by offering market-competitive compensation practices throughout the respective businesses; and

– Motivate employees to create sustainable value.

Core compensation principles
Credit Suisse Group’s four core compensation principles are:

Performance based
The Group’s programs are designed to create a high-performance culture. The specific measures of success that apply and the forms of compensation that are granted vary by division, geographic market and employee job function and level. Most employees, however, have their pay linked to a combination of Group, divisional and individual performance.

Value oriented
There is a strong link between compensation programs and company values. The design and administration of the compensation programs are guided and supported by the Credit Suisse Group Code of Conduct, the respective division’s core values and the Group’s commitment to diversity. Individual performance evaluations measure results and the extent to which each employee upholds these values.

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

Fixed compensation
As part of its compensation philosophy, Credit Suisse Group seeks to pay all employees competitive base salaries that attract, motivate and retain highly qualified professionals. Base salaries for employees take into consideration position, experience and skill sets and acknowledge individual performance.

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

– The cash bonus element is intended to reward and drive performance above and beyond the requirements of the job function, providing greater earning potential for employees exceeding predetermined goals. In addition, the Group may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae which are regularly reviewed to ensure they remain competitive in respect of market benchmarks.

– The share-based compensation element is designed to promote employee retention and align employee and shareholder interests. In certain jurisdictions, this may have tax benefits. The principal vehicle for delivery of the share-based compensation is the Credit Suisse Group Master Share Plan. Under the Master Share Plan, compensation may be delivered in the form of registered shares, phantom shares, options or other share-based instruments. The share allocation percentage is based upon the employee’s position and compensation level in accordance with the terms of the applicable regulations. All share-based awards are subject to restrictive covenants such as vesting, forfeiture or blocking, according to local regulations. In addition to mandatory deferrals, voluntary deferrals are offered in certain jurisdictions and may include such elements as contributions to pension/retirement plans and deferred cash compensation plans.

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

The division and/or department
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

During 2005, the Compensation Committee received reports and guidance from an independent global compensation consulting firm to ensure that the programs, in the judgment of the Compensation Committee, remain competitive and correspond to market practice, are in line with Credit Suisse Group’s compensation principles and take shareholder interests into consideration.

Additional information on compensation to and equity holdings of members of the Board of Directors and the most senior executive body and on related party transactions is available in note 31 of the Notes to the Consolidated Financial Statements.

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

In principle, each share represents one vote at the AGM, with the exception of the shares held by Credit Suisse Group, which, in accordance with Swiss law, do not have any voting rights. However, the shares for which a single shareholder can directly or indirectly exercise voting rights, for his or her own shares or as a proxy, may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies (Art. 10, Section 1 of the AoA). For the purposes of the restrictions on voting rights, legal entities, partnerships or groups of joint owners or other groups in which individuals or legal entities are related to one another through capital ownership or voting rights or have common management or are otherwise interrelated are regarded as being a single shareholder. The same applies to individuals, legal entities or partnerships that act in concert with intent to evade the limitation on voting rights (Art. 10, Section 2 of the AoA).

The restrictions on voting rights do not apply to the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by Credit Suisse Group (Art. 689c of the Swiss Code of Obligations, or CO) or by persons acting as proxies for deposited shares (Art. 689d of the CO) provided all such persons have been instructed by shareholders to act as proxies (Art. 10, Section 3 of the AoA). Nor do the restrictions on voting rights apply to shares in respect of which the shareholder confirms to Credit Suisse Group in the application for registration that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the Federal Act on Stock Exchange and Securities Trading and the relevant ordinances and regulations have been fulfilled (Art. 10, Sections 4 and 6 of the AoA). In addition, the restrictions on voting rights do not apply to shares which are registered in the name of a nominee, provided that this nominee furnishes Credit Suisse Group with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital outstanding at the time and for which he or she has satisfied the disclosure requirements in accordance with the Federal Act on Stock Exchanges and Securities and the relevant ordinances and regulations. The Board of Directors has the right to conclude separate agreements with nominees concerning both their disclosure requirements and the exercise of voting rights (Art. 10, Section 5 AoA). At December 31, 2005, no such agreements were in place.

The AoA provide that Credit Suisse Group may elect not to print and deliver certificates in respect of registered shares. Shareholders may, however, request at any time that such certificates be printed and delivered free of charge. In the case of shares not physically represented by certificates, the transfer of shares is effected by a corresponding entry in the custody records of a bank or the depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to Credit Suisse Group by the transferor, the bank or the depositary institution. The transfer of shares further requires that the purchaser file a share registration form to be registered in the share register as a shareholder. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings.

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

The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections by the AGM generally require the approval of a majority of the votes represented at the meeting, except as otherwise prescribed by mandatory provisions of law or by the AoA (Art. 13, Section 1 of the AoA). For example, shareholders’ resolutions requiring a vote by a majority of the votes represented include (i) amendments to the AoA, unless a supermajority is necessary; (ii) election of directors and statutory auditors; (iii) approval of the annual report and the statutory and consolidated accounts; and (iv) determination of allocation of distributable profit. However, under Swiss law, a quorum of at least half of the share capital and a two-thirds majority of the votes represented is required for resolutions on (i) change of the purpose of the company; (ii) creation of shares with increased voting powers; (iii) implementation of transfer restrictions on shares; (iv) authorized or conditional increase in the share capital; (v) increase of capital by way of conversion of capital surplus or by contribution in kind; (vi) restriction or suspension of preferential rights; (vii) change of location of the principal office; and (viii) dissolution of the company without liquidation. A quorum of at least half of the share capital and approval by at least three-quarters of the votes cast is required for resolutions on (i) the conversion of registered shares into bearer shares; (ii) amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and (iii) the dissolution of the company. A quorum of at least half of the share capital and the approval of at least seven-eighths of votes cast is required for amendments to provisions of the AoA relating to voting rights (Art. 12, Section 2 and Art. 13 Section 2 of the AoA).

Changes of control and defense measures

Duty to make an offer
Unless otherwise provided in the AoA, anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company (Art. 32 of the Federal Act on Stock Exchanges and Securities Trading, or Stock Exchange Act). The AoA do not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the Stock Exchange Act and the implementing ordinances.

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

Internal and external auditors

Internal Audit
As of December 31, 2005, Credit Suisse Group’s Internal Audit Department consisted of approximately 290 professionals, more than 250 of which were engaged directly in audit activities. The head of Internal Audit is Heinz Leibundgut, who reports directly to the Audit Committee.

Internal auditing is an independent, objective assurance and consulting activity designed to add value and improve Credit Suisse Group’s operations. It uses a systematic, disciplined approach to evaluating and improving the effectiveness of the Group’s risk management, control and governance processes. Internal Audit is responsible for carrying out audits in the Group’s banking and insurance business areas on a periodic basis in line with Auditing Regulations as approved by the Audit Committee or the Board of Directors. Internal Audit regularly and independently assesses the risks of the various business activities, taking into account, among other things, industry developments, strategic and organizational decisions, best practice and regulatory concerns. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and required resources to be approved by the Audit Committee. Internal Audit coordinates its efforts with the activities of the external auditor to leverage the total effect. Striving for best practice, Internal Audit regularly benchmarks its methods and tools with peers. Management as well as the Chairman of the Board and the Chairman of the Audit Committee regularly receive individual reports or summaries thereof prepared by Internal Audit. Monthly and quarterly reports are produced and made available to the Audit Committee members. In addition, the head of Internal Audit comments on the department’s findings to the Audit Committee at each quarterly meeting.

External auditors
Credit Suisse Group’s statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners, David L. Jahnke, who is the Global Lead Partner, and Roland Müller, who is the Leading Bank Auditor, assumed these roles in 2005. In addition, Credit Suisse Group has mandated BDO Visura, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.

KPMG received the following fees related to the years 2004 and 2005:
Type of Service (in CHF m)	2005	2004

Audit services	45.8	48.9
Audit-related services 1)	12.9	14.4
Tax services 2)	8.3	10.0
All other services 3)	-	0.2

1) Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of or calculations required by agreements; (ii) internal control related reports; (iii) accounting advice; (iv) audits of private equity funds and employee benefit plans; and (v) regulatory advisory services.
2) Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; (iii) expatriate tax return preparation services; and (iv) confirmations relating to the Qualified Intermediary status of Group entities. The 2004 fees include a payment of CHF 0.7 million related to the conversion of a prior period finding-fee based engagement related to tax account reviews into a fixed-fee based engagement.
3) All other services are in respect of accounting and tax advice provided to front office personnel in connection with client transactions.

KPMG attends all meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, Credit Suisse Group’s policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of its external auditor. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2005 were pre-approved. KPMG is required to periodically report to the Audit Committee regarding the extent of services provided by KPMG and the fees for the services performed to date.

Employees

As of December 31, 2005, we employed 63,523 employees worldwide. Of the total number of employees, 26,122 were employed in Switzerland and 37,401 were employed abroad.

In 2005, our total number of employees increased by 2,991. In 2004, our total number of employees increased by 55. A majority of our employees do not belong to unions. We have not experienced any significant strike, work stoppage or labor dispute in recent years. We consider our relations with employees to be good.

The following table sets forth the number of employees by segment as of December 31:
	2005	2004	2003

Private Banking	13,077	12,342	11,850
Corporate & Retail Banking	8,469	8,314	8,479
Institutional Securities	18,809	16,498	15,374
Wealth & Asset Management	3,035	2,981	2,967
Life & Pensions	6,913	6,524	7,193
Non-Life	12,046	12,844	13,673
Corporate Center	1,174	1,029	941

Total	63,523	60,532	60,477

Information policy

Credit Suisse Group is committed to an open and fair information policy vis-à-vis its shareholders as well as other stakeholders. Credit Suisse Group’s Investor Relations Department and Media Relations Department are responsible for enquiries.

All shareholders registered in the Credit Suisse Group share register automatically receive an invitation to the Group’s AGM including an order form to receive the full Annual Report of Credit Suisse Group and/or the Business Review. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on the Group’s performance in a short and concise format. In addition, the Group produces detailed Quarterly Reports on its financial performance. Shareholders can elect whether they would like to regularly receive the Quarterly Reports. All of these reports, the annual report on Form 20-F and other regularly updated information can be found on Credit Suisse Group’s website at http://www.credit-suisse.com/investors/en/.

Main offices

Credit Suisse Group
Paradeplatz 8

8070 Zurich

Switzerland

Phone +41 44 212 16 16

Fax +41 44 333 25 87

Credit Suisse
Paradeplatz 8

8070 Zurich

Switzerland

Phone +41 44 333 11 11

Fax +41 44 332 55 55

Credit Suisse
One Cabot Square

London E14 4QJ

UK

Phone +44 20 7888 8888

Fax +44 20 7888 1600

Credit Suisse
Eleven Madison Avenue

New York, NY 10010-3629

US

Phone +1 212 325 2000

Fax +1 212 325 6665

Credit Suisse
Three Exchange Square

22nd Floor

8 Connaught Place, Central

Hong Kong

Phone +852 2101 6000

Fax +852 2101 7990

Winterthur Group
General Guisan-Strasse 40

P.O. Box 357

8400 Winterthur

Switzerland

Phone +41 52 261 11 11

Fax +41 52 213 66 20

Credit Suisse
Izumi Garden Tower

6-1, Roppongi 1-Chome

Minato-ku

Tokyo, 106-6024

Japan

Phone +81 3 4550 9000

Fax +81 3 4550 9800

Enquiries
Credit Suisse Group

Investor Relations

Ian Roundell, Marc Buchheister, Manuela Luzio

Tel. +41 44 333 1748/+41 44 333 3169/+41 44 332 6098

Fax +41 44 333 2587

Credit Suisse Group

Media Relations

Charles Naylor, Andres Luther

Tel. +41 44 333 8844

Fax +41 44 333 8877

Impressum
Design: addison corporate marketing, London

Photography: Richard Wildgoose, London

Production: Management Digital Data AG, Zurich

Print: NZZ Fretz AG, Zurich

Credit Suisse Group’s Annual Report 2005 is printed on totally chlorine-free (TCF) paper and is fully recyclable.

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

– Operational factors such as systems failure, human error, or the failure to implement procedures properly;

– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– The effects of changes in laws, regulations or accounting policies or practices;

– Competition in geographic and business areas in which we conduct our operations;

– The ability to retain and recruit qualified personnel;

– The ability to maintain our reputation and promote our brand;

– The ability to increase market share and control expenses;

– Technological changes;

– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

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

Credit Suisse Group Paradeplatz 8 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520014 English