Form 20-F
period 2006-12-31
CREDIT SUISSE GROUP
filed 2007-03-26
CIK 1159510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Commission file number 001-15244)

Credit Suisse Group

(Exact name of Registrant as specified in its charter)

Canton of Zurich, Switzerland

(Jurisdiction of incorporation or organization)

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one Share	New York Stock Exchange
Shares per value CHF 0.50*	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 1,062,467,061

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

* Not for trading but only in connection with the registration of the American Depositary Shares.

Credit Suisse Group
Supplemental Information 2006
Table of contents

Table of contents
Definitions
Sources
Accounting basis and reporting currency
Cautionary statement regarding forward-looking information
Item 3: Key information
Selected financial data
Exchange rate information
Risk factors
Liquidity risk
Market risk
Credit risk
Cross border and foreign exchange risk
Operational risk
Legal and regulatory risks
Competition
Item 4: Information on the company
Regulation and supervision
Overview
Banking
Investment banking and asset management
Property and equipment
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
Guarantees
Retained or contingent interests in assets transferred to unconsolidated entities
Variable interest entities
Contractual obligations and other commercial commitments
Derivatives
Freestanding derivative instruments
Risk management
Over-the-counter derivatives
Related party transactions
Summary of significant accounting policies and recently issued accounting standards
Liquidity and capital resources
Credit Suisse Group consolidated and the Bank legal entity
The Bank legal entity
Information required by Industry Guide 3
Selected statistical information
Item 6: Directors, senior management and employees
Item 7: Major shareholders and related party transactions
Item 8: Financial information
Consolidated financial statements
Legal proceedings
South Africa litigation
Litigation relating to IPO allocation
Research-related litigation
Enron-related litigation and inquiries
NCFE-related litigation
Refco-related litigation
Parmalat-related legal proceedings
Dividend policy
Item 9: The offer and listing
Listing details
Trading in our own shares
Item 10: Additional information
Articles of association
Registration and business purpose
Directors
Dividends
Pre-emptive subscription rights
Repurchase of shares
Notices
Liquidation
Disclosure of principal shareholders
Exchange controls
Indemnification
American Depositary Shares (ADSs)
Material contract
Taxation
Swiss taxation
US federal income tax
Item 11: Quantitative disclosure about market risk
Item 15: Controls and procedures
Item 16A: Audit committee financial expert
Item 16B: Code of ethics
Item 16C: Principal accountant fees and services
Item 16E: Purchases of equity securities by the issuer and affiliated purchasers
Item 18: Consolidated financial statements
Item 19: Exhibits
No. Exhibit title
Signatures

Credit Suisse Group Annual Report

Highlights 2006
Message from the Chairman
Dear shareholders, clients and colleagues
The strongest capital base in our history
Strong leadership for sustained success
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
A strong performance in Investment Banking
Continued expansion in Private Banking
Realignment of Asset Management
Strategic priorities
Information on the company
Credit Suisse at a glance
Global banking divisions
The year at Credit Suisse
Launch of the integrated global organization
Further strengthening of the integrated organization
Sale of the insurance business
Expansion of Credit Suisse’s global footprint
Launch of new business initiatives through joint ventures and alliances
Realignment of Asset Management
Integration of Credit Suisse’s independent private banks
Appointment of Brady W. Dougan as the new CEO of Credit Suisse and other changes in the Executive Board
150th anniversary celebrations
Organizational structure of Credit Suisse
Overview
Divisions
Shared Services
Regions
Vision, mission and principles
Strategy
Strategic plans in our three divisions
Investment Banking
Products and services
Investment Banking products and services
Private Banking products and services
Asset Management products and services
Marketing and distribution
Investment Banking marketing and distribution
Private Banking marketing and distribution
Asset Management marketing and distribution
Operating environment and competition
Operating environment and competition for Investment Banking
Operating environment and competition for Private Banking
Operating environment and competition for Asset Management
Operating and financial review
Overview
Factors affecting results of operations
Presentation of results
Summary of Credit Suisse Group results
Recent developments
Credit Suisse Group
2006 compared to 2005
2005 compared to 2004
Investment Banking
2006 compared to 2005
2005 compared to 2004
Private Banking
2006 compared to 2005
2005 compared to 2004
Asset Management
2006 compared to 2005
2005 compared to 2004
Corporate Center
2006 compared to 2005
2005 compared to 2004
Assets under management
Assets under management
Client assets
Net new assets
Risk management
Overview
Risk management principles
Risk management oversight
Risk Management oversight: key management bodies and committees
Risk categories
Risk limits
Economic risk capital
Introduction
Concept
Application
Key position risk trends 2006
Market risk
Overview
Value-at-Risk
Assumptions
Limitations
Scenario analysis
Assumptions
Limitations
Trading portfolios
Non-trading portfolios
Credit risk
Definition of credit risk
Credit risk management approach
Loans
Ratings and risk mitigation
Non-performing loans
Credit provisions
Loan valuation allowances and provisions for inherent credit losses
Summary of loan valuation allowance experience
Liquidity and funding risk
Operational risk
Legal risk
Reputational risk
Corporate governance
Introduction
The importance of corporate governance
Complying with rules and regulations
Corporate governance framework
Company
Shareholders
Significant shareholders
Cross shareholdings
Shareholder base
Capital structure
Board of Directors
Membership and qualifications
Independence
Meetings
Meeting attendance
Chairman of the Board
Board responsibilities
Board Committees
Members of the Board of Directors and the Committees
Honorary Chairman of Credit Suisse Group
Secretaries of the Board of Directors
Changes in the Board of Directors
Management
Executive Boards of Credit Suisse Group and Credit Suisse
Management changes
Executive Boards of Credit Suisse Group and Credit Suisse (as of December 31, 2006)
Advisory Board of Credit Suisse Group
Compensation
Compensation approach, principles and objectives
Overview of the components of compensation at Credit Suisse Group
Share-based compensation plans
Board of Directors compensation
Executive compensation
Shareholder rights
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
Trading assets and liabilities
Investment securities
Other investments
Loans
Premises and equipment
Goodwill and other intangible assets
Recognition of impairment losses on tangible fixed assets and other intangible assets
Income taxes
Life settlement contracts
Other assets
Other liabilities
Share-based compensation
Own shares and own bonds
Net interest income
Commissions and fees
2 Recently issued accounting standards
Recently adopted accounting standards
Standards to be adopted in future periods
3 Business developments and subsequent events
Divestitures
Acquisitions
Significant shareholders
Subsequent events
4 Discontinued operations
Provisions from the insurance business
5 Segment information
Overview
Revenue sharing and cost allocation
Taxes
Net revenues
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
Total assets
Segment reporting by geographic location
Net revenues
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
Total assets
6 Interest and dividend income and interest expense
7 Trading activities
8 Noninterest revenues and expenses
9 Securities borrowed, lent and subject to repurchase agreements
10 Investment securities
11 Other investments
12 Loans
13 Premises and equipment
14 Goodwill
15 Other intangible assets
16 Life settlement contracts
17 Other assets
18 Deposits
19 Long-term debt
20 Other liabilities
21 Accumulated other comprehensive income
22 Earnings per share
23 Income taxes
Tax benefits associated with share-based compensation
24 Employee share-based compensation and other benefits
Share-based compensation
Compensation expense
Fair value assumptions for share-based compensation
Shares
Share options
Performance Incentive Plan (PIP)
Credit Suisse Incentive Share Unit (ISU)
25 Related parties
Board of Directors compensation
Executive compensation
Loans to members of the Board of Directors and the Group Executive Board
Liabilities due to own pension funds
26 Pension and other post-retirement benefits
Swiss pension plans
International pension plans
Other post-retirement defined benefit plans
Defined benefit pension and other post-retirement defined benefit plans
Assumptions
Plan assets and investment strategy
Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
Defined contribution pension plans
27 Derivatives and hedging activities
Trading activities
Economic hedges
Hedge accounting
28 Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Lease commitments
Other commitments
29 Transfers and servicing of financial assets
Securitization activity
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
30 Financial instruments
Concentrations of credit risk
Fair value of financial instruments
31 Assets pledged or assigned
32 Capital adequacy
Broker-dealer operations
Dividend restrictions
33 Assets under management
34 Litigation and other contingencies
35 Significant subsidiaries and associates
Significant subsidiaries
Significant associates (Value according to the Equity Method)
36 Supplementary subsidiary guarantee information
37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Scope of consolidation
Discontinued operations
Real estate held for investment
Investments in securities
Trading positions
Bifurcation of precious metal loans
Goodwill and intangible assets
Pensions and post-retirements benefits
Reserves for general banking risks
Nontrading assets measured at fair value
38 Credit Suisse Group Parent Company
Condensed statements of income
Condensed balance sheets
Condensed statements of cash flow
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
Controls and procedures
Evaluation of controls and procedures
Changes in internal control over financial reporting
Management report on internal control over financial reporting
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
Parent company financial statements
Statement of income
Balance sheet before appropriation of retained earnings
Notes to the parent company financial statements
1 Contingent liabilities
2 Balance sheet assets with retention of title to secure own obligations
3 Off-balance sheet obligations relating to leasing contracts
4 Fire insurance value of tangible fixed assets
5 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
6 Bonds issued
7 Principal participations
8 Release of undisclosed reserves
9 Revaluation of long-term assets to higher than cost
10 Own shares held by the company and by Group companies
11 Share capital, conditional and authorized capital of Credit Suisse Group
Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase
12 Significant shareholders
13 Legal reserves
14 Provisions
Proposals to the Annual General Meeting
Proposed appropriation of retained earnings
Proposed reduction of share capital by repayment of par value
Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich
Main offices
Enquiries
Credit Suisse Group
Impressum
Cautionary statement regarding forward-looking information

Definitions
For the purposes of this Form 20-F, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Sources
Throughout this Form 20-F, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Accounting basis and reporting currency
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (US GAAP).
Our consolidated financial statements are denominated in Swiss francs, or CHF. For convenience, certain amounts referred to in this Form 20-F are converted from Swiss francs into US dollars (USD) at the rate of CHF 1.00 = USD 0.8200, which was the noon buying rate for Swiss francs on December 29, 2006, in New York City as certified by the Federal Reserve Bank of New York. You should not construe this convenience translation as a representation that the Swiss franc amounts actually denote the corresponding US dollar amounts or could be converted into US dollars at the indicated rate. The assumed rate also differs from the rates used in the preparation of the statement of financial position of the Group as of December 31, 2006 and 2005, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2006.

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

– The ability to maintain sufficient liquidity and access capital markets;
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

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information in Item 3 “Key Information – Risk factors.”

Item 3: Key information
Selected financial data
Credit Suisse Group is a global financial services company domiciled in Switzerland.
Effective January 1, 2006, the Group aligned its organizational structure to form a fully integrated global bank, with three segments: Investment Banking, Private Banking and Asset Management. These changes reflect the increasingly complex needs and global orientation of Credit Suisse’s clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. They also reflect the changes in the way Credit Suisse operates as a bank as a result of globalization and new technologies, and the growing competitive pressure in the industry.

The newly integrated global bank operates under the single brand Credit Suisse.
In December 2006, the Group completed the sale of “Winterthur” Swiss Insurance Company (Winterthur). The results of operations, assets and liabilities of Winterthur are presented as discontinued operations. For further information on the gain from the sale of Winterthur and its results, see note 4 “Discontinued operations” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Prior period results presented in this Form 20-F have been revised to reflect the operational and management structure in place during 2006. The Group’s segments are managed and reported on a pre-tax basis. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

The following table shows the Group's condensed consolidated statements of income for the five most recent years:
in CHF m, except where indicated	2006		2005	2004	2003	2002

Net revenues	38,603		30,489	27,033	24,325	25,154

Provisions for credit losses	(111)		(144)	83	577	2,773

Total operating expenses	24,414		23,232	19,581	19,090	23,729

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	14,300		7,401	7,369	4,658	(1,348)

Income tax expenses/(benefit)	2,389		927	1,293	1,239	(962)

Minority interests	3,630		1,948	1,080	150	150

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	8,281		4,526	4,996	3,269	(536)

Income/(loss) from discontinued operations, net of tax	3,070		1,310	639	(2,473)	(3,990)

Extraordinary items, net of tax	(24)		0	0	7	18

Cumulative effect of accounting changes, net of tax	0		14	(7)	(33)	60

Net income/(loss)	11,327		5,850	5,628	770	(4,448)

Earnings per share, in CHF
Basic earnings per share from continuing operations before cumulative effect of accounting changes	7.53		3.98	4.25	2.78	(0.46)

Basic earnings per share	10.30		5.17	4.80	0.64	(3.85)

Diluted earnings per share from continuing operations before cumulative effect of accounting changes	7.19		3.90	4.23	2.75	(0.46)

Diluted earnings per share	9.83		5.02	4.75	0.63	(3.85)

Dividend/repayment of capital	2.70	1)	2.00	1.50	0.50	0.10

Return on assets	0.9%		0.5%	0.5%	0.1%	(0.4%)

Return on equity	27.5%		15.4%	15.9%	2.2%	(11.4%)

Dividend payout ratio	26.2%		38.7%	31.3%	n/a	(2.6%)

Equity to asset ratio, in %	3.5%		3.1%	3.3%	3.4%	3.3%

1) Proposal of the Board of Directors to the Annual General Meeting on May 4, 2007 (dividend of CHF 2.24 and par value reduction of CHF 0.46).

The following table shows selected information of the Group for the five most recent years:
	2006		2005	2004	2003	2002

Assets under management, in CHF bn	1,485.1		1,319.4	1,068.0	1,032.8	985.0

Consolidated balance sheets, in CHF m
Total assets	1,255,956	2)	1,339,052	1,089,485	1,004,308	1,027,158

Share capital	607		624	607	1,195	1,190

Total shareholders' equity	43,586		42,118	36,273	33,991	34,178

Consolidated BIS capital ratios1)
Risk-weighted assets, in CHF m	253,676		232,891	199,249	190,761	196,486

Tier 1 ratio, in %	13.9		11.3	12.3	11.7	9.0

Total capital ratio, in %	18.4		13.7	16.6	17.4	14.4

Number of employees (full-time equivalents)	44,871	2)	63,523	60,532	60,477	78,457

Number of shares outstanding	1,062,467,061		1,125,360,183	1,110,819,481	1,130,362,948	1,116,058,305

1) All calculations through December 31, 2003, are on the basis of Swiss GAAP. 2) Decrease related to the sale of Winterthur.

Exchange rate information
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	Period end	Average	1)	High	Low

2002	0.7229	0.6481		0.7229	0.5817

2003	0.8078	0.7484		0.8078	0.7052

2004	0.8763	0.8082		0.8820	0.7575

2005	0.7606	0.8010		0.8721	0.7544

2006	0.8200	0.8034		0.8396	0.7575

1) The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

March 2007 (through March 16)	0.8279	0.8109

February 2007	0.8204	0.7980

January 2007	0.8247	0.7978

December 2006	0.8396	0.8161

November 2006	0.8357	0.7958

October 2006	0.8049	0.7842

September 2006	0.8125	0.7949

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.
Liquidity risk
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets
Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our businesses may face asset-liability mismatches
Our businesses meet most of their funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, we have assets with medium- or long-term maturities, creating a potential for funding mismatches. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses. For further information on the assets and liabilities of our banking businesses, see Item 5 “Operating and financial review and prospects – Information required by Industry Guide 3 – Selected statistical information – Investment portfolios – Deposits and – Short-term borrowings.”

Changes in our ratings may adversely affect our business
Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our customers. Ratings are assigned by rating agencies, which may reduce, indicate their intention to reduce or withdraw the ratings at any time. For more information on our credit ratings, see Item 5 “Operating and financial review and prospects – Liquidity and capital resources.”

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

Our exposure to commodity price risk increased in 2006 as we expanded our commodities business, particularly energy trading, in our investment banking business.
We have risk management techniques and policies designed to manage our market risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. For information on management of market risk, see “Risk management – Market risk” in the Credit Suisse Group Annual Report 2006.

Adverse market or economic conditions or trends may cause a decline in net revenues
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the United States and elsewhere around the world. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of oil prices, interest rates and the risk of geopolitical events could materially affect financial markets and the economy. Movements in interest rates could affect our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets could affect the value of our trading and non-trading equity portfolios.

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

Underwritten transactions often have multiple managers and book runners instead of a lead manager and single book runner, and this trend has adversely affected our underwriting revenues.
Unfavorable market or economic conditions could affect our wealth management, corporate and retail banking and asset management businesses by reducing sales of our investment products and the volume of our asset management activities. In addition, a market downturn could reduce our commission and fee income that is based on the value of our clients’ portfolios.

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
An investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans, including sub-prime loans, secured by commercial and residential properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses could be adversely affected by a downturn in the real estate sector or the economy as a whole.

Our revenues may decline in line with declines in certain sectors or products
Decreasing economic growth in a sector, such as the technology and telecommunications sectors, in which we make significant commitments, for example, through underwriting or advisory services, could negatively affect net revenues of our investment banking business.

In addition, a significant portion of the net revenues of our investment banking business in 2006 was derived from fixed income trading and leveraged finance, driven in large part by financial sponsors. A decline in leveraged finance or financial sponsor activity could have a negative effect on our results of operations.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our wealth management, corporate and retail banking and investment banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries, including the financial services industry. Risk concentration may cause us to suffer losses even when economic and market conditions are generally favorable for others in the industry. We maintain a system of risk limits designed to control concentration risks. These controls, however, may not always be effective.

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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. For information on management of credit risk, see “Risk management – Credit risk” in the Credit Suisse Group Annual Report 2006.

Our businesses establish provisions for loan losses at a level deemed appropriate by management. Management’s determination of the provision for loan losses is subject to significant judgment, and our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate and this could have a material adverse effect on our results of operations. For information on provisions for loan losses and related risk mitigation, see Item 5 “Operating and financial review and prospects – Critical accounting policies – Contingencies and loss provisions” and “Risk management – Credit risk” in the Credit Suisse Group Annual Report 2006.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. Our investments in, or loans to, hedge funds, which have significant pools of capital but are unregulated, are an additional source of credit exposure. An increase in our investment bank’s provisions for credit losses, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations.

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

Cross border and foreign exchange risk
Cross border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets
As a global financial services company and industry leader in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize customer-driven business. Our efforts at containing emerging market risk, however, may not always succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Exchange rate volatility may have an adverse impact on our results of operations and capital position.

Operational risk
We are exposed to a wide variety of operational risks, particularly information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure and business disruption, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, see Item 8 “Financial information – Legal proceedings.”

It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. For information on management’s judgments in relation to estimating losses and taking charges for legal, regulatory and arbitration proceedings, see Item 5 “Operating and financial review and prospects – Critical accounting policies – Contingencies and loss provisions - Litigation contingencies.”

Failure to comply with extensive regulation of our businesses may subject us to significant penalties and may seriously harm our reputation
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the United States and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. In recent years, a major focus of international policy and regulation has been on combating money laundering and terrorist financing. Applicable regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, including verifying the identity of customers. Failure of the Group and its subsidiaries to implement and maintain adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences.

Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations and capital requirements.
For a description of our regulatory regime and capital requirements, see Item 4 “Information on the company – Regulation and supervision.”
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

Competition
We face increased competition due to consolidation and new entrants
We face intense competition in all financial services markets and for the products and services we offer. Consolidation, through mergers and acquisitions, alliances and cooperation, is increasing competition. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market and those competitors may not be subject to capital or regulatory requirements and may be able to offer their products and services on more favorable terms.

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

We face competition from new trading technologies
Our investment banking, private banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Financial services businesses that we acquire or joint ventures we undertake may not perform well or may prove difficult to integrate into our existing operations
Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

In addition, in recent years we have undertaken a number of new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify the capital we invest.

Moreover, if we fail to identify attractive businesses to acquire, or joint venture opportunities, we may be unable to expand our businesses as quickly or successfully as our competitors, which could adversely affect our results of operations and reputation.

Item 4: Information on the company

Information related to the business of Credit Suisse Group, the individual business segments and organizational changes in 2006, is set forth under the caption “Information on the company” in the Credit Suisse Group Annual Report 2006 on pages 9 to 30, and such information is incorporated herein by reference.

Regulation and supervision
Overview
The Group’s operations throughout the world are regulated by authorities in each of the jurisdictions in which the Group has offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee the Group’s banking, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which the Group operates will determine to some degree the Group’s ability to expand into new markets, the services and products that the Group will be able to offer in those markets and how the Group structures specific operations.

In recent years, a major focus of international policy and regulation, including in Switzerland, the European Union (EU), including the United Kingdom (UK), and the United States (US), has been on combating money laundering and terrorist financing. Applicable regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, including verifying the identity of customers. Failure of the Group and its subsidiaries to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences.

The principal regulatory structures that apply to the Group’s operations are discussed below.
Banking
Switzerland
Although Credit Suisse Group is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), it is required, pursuant to a Swiss Federal Banking Commission (SFBC) decree, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis, subject to specific stipulations required by the SFBC. The Group is also subject to certain of the reporting obligations of Swiss banks. Furthermore, the Group’s banks in Switzerland, including the Bank, are each regulated by the SFBC on a legal entity basis and, if applicable, on a consolidated basis.

The Group’s banks in Switzerland operate under banking licenses granted by the SFBC pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 (Stock Exchange Act).

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

In addition to close and continuous prudential supervision and direct audits by the SFBC, under the Bank Law, a bank’s business is subject to inspection and supervision by an independent auditing firm licensed by the SFBC. These Bank Law auditors, which are appointed by the bank’s Board of Directors, are required to perform annually an audit of the bank’s financial statements and to assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation issued by the Swiss Bankers’ Association and other non-governmental organizations.

Capital requirements
Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and this requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

– Tier 1 capital (core capital);
– Tier 2 capital (supplementary capital); and
– Tier 3 capital (additional capital).

The Group calculates its regulatory capital on the basis of US GAAP, with certain adjustments required by, or agreed with, the SFBC.
The Group is required by the Bank for International Settlements (BIS) to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital, adjusted for certain deductions, by aggregate risk-weighted assets.

The Basel Committee introduced significant changes to existing international capital adequacy standards. These changes are known as Basel II. Certain countries, including Switzerland, are currently in the process of modifying their bank capital and regulatory standards to implement the new standards. The Swiss Federal Council enacted the new standards, subject to a “Swiss finish,” as of January 1, 2007, in the new Capital Adequacy Ordinance. For most Swiss banks, the simpler methodologies of Basel II will apply. For large Swiss banks, such as the Bank, the advanced methodologies of Basel II will apply as of January 2008. The Group expects the implementation of Basel II to create an additional 15% capital requirement at year-end 2007. The final capital impact will, however, depend, among other things, on the growth in risk-weighted assets and changes in the business mix during 2007.

Liquidity requirements
Banks are required to maintain a specified liquidity ratio under Swiss law. According to the SFBC’s decree, Credit Suisse Group is only required to maintain adequate levels of liquidity on a consolidated basis within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations for banks.

Risk concentration
Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, predefined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and risk mitigation instruments.

Confidentiality requirements
Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentiality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud. In particular, Swiss customer confidentiality laws do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

European Union
Since it was announced in 1999, the EU’s Financial Services Action Plan (FSAP) has given rise to numerous measures (both Directives and Regulations) aimed at increasing integration and harmonization in the European market for financial services. While Regulations have immediate and direct effect in member states, Directives must be implemented through national legislation. As a result, the terms of implementation of Directives are not always consistent from country to country.

The Capital Requirements Directive, adopted in 2006, applies the Basel II capital framework for banking groups operating in the EU. In January 2007, the Capital Requirements Directive was implemented in various EU countries, including the United Kingdom.

United States
The Group’s operations are subject to extensive federal and state regulation and supervision in the United States. The Group’s US banking offices are composed of a New York branch (New York Branch), a US administrative office in Florida and representative offices in New York and California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (Superintendent), examined by the New York State Banking Department, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law and related regulations (amended most recently in January 2007), the New York Branch must maintain, with banks in the State of New York, eligible assets in an amount determined on the basis of a sliding scale so that the amount of assets required to be pledged as a percentage of third party liabilities decreases from 1.0% to 0.25% as such liabilities increase from USD 1 billion or less to more than USD 10 billion (up to a maximum of USD 100 million), as long as the New York Branch continues to be well rated by the Superintendent. Should the New York Branch cease to be well rated, the Group may need to maintain substantial additional amounts of eligible assets. The New York Banking Law also empowers the Superintendent to establish asset maintenance requirements for branches of foreign banks expressed as a percentage of each branch’s liabilities. The Superintendent has not imposed such a requirement upon the New York Branch.

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

The Group’s operations are also subject to US federal banking laws. Under these laws, branches and agencies of foreign banks in the Unites States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies. Accordingly, the Group’s operations are subject to examination by the Board of Governors of the Federal Reserve System (FRB) in its capacity as the Group’s US umbrella supervisor. The New York Branch is also subject to examination by the FRB. In addition, pursuant to the FRB’s regulations, the New York Branch is subject to reserve requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the Federal Deposit Insurance Corporation.

Among other things, US federal banking laws provide that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the FRB has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, the FRB may terminate the activities of a US branch or agency of a foreign bank if it finds that:

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

If the FRB were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against Credit Suisse, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

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

As part of its continuing evaluation of risk, in the first quarter of 2006, the Group determined to limit the amount of business with counterparties in, or directly relating to, Cuba, Iran, Myanmar, North Korea, Sudan and Syria. The Group has decided that it will not enter into new relationships with clients from these countries and will end all existing relationships with corporate clients and most private banking clients in these countries. Some designated relationships with private banking clients in these countries will be maintained subject to restrictions, including the centralization of the private banking relationship within Credit Suisse in Switzerland. The Group also has implemented payment and other restrictions with respect to these countries that are applicable to all its clients. These restrictions include, but are not limited to, prohibiting dealing in transactions in securities and other financial products offered, issued or administered by an entity located in these countries, such as securities issued by the government of, or a company located in, or held by custodians in, these countries. In addition, the Group has decided to close its representative office in Tehran, Iran.

The US State Department has designated such countries as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. The Group is aware of initiatives by governmental entities and institutions in the United States to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The Group is a Swiss-domiciled organization and its activities with respect to such countries are subject to policies and procedures designed to ensure that US persons are not involved and otherwise comply with applicable laws and regulations. The Group does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets as of December 31, 2006, and total revenues for the year ended December 31, 2006.

Non-banking activities of banking institutions
Federal and state banking laws, including the International Banking Act of 1978, as amended, and the Bank Holding Company Act of 1956, as amended, restrict the Group’s ability to engage, directly or indirectly through subsidiaries, in non-banking activities in the United States. The Gramm-Leach-Bliley Act of 1999 (GLBA) significantly modified these restrictions.

Once the GLBA took effect, qualifying bank holding companies and foreign banks qualifying as financial holding companies were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, private equity and other financial activities. The GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain restrictions governing the acquisition of US banks were not affected by the GLBA. Accordingly, the Group is required to obtain the prior approval of the FRB (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank, bank holding company or many other US depository institutions and their holding companies. The New York Branch is also restricted from engaging in certain tying arrangements involving products and services.

Under the GLBA and related FRB regulations, the Group and the Bank became financial holding companies effective March 23, 2000, by certifying and demonstrating that the Bank was well-capitalized and well-managed. If in the future the Group or the Bank ceases to be well-capitalized or well-managed, or otherwise fails to meet any of the requirements for financial holding company status, then it may be required to discontinue newly authorized financial activities or terminate its New York Branch. The Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

The GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Group’s operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called push-out provisions of the GLBA narrow the exclusion of banks (including the New York Branch) from the definitions of broker and dealer under the Securities Exchange Act of 1934 (Exchange Act). The US Securities and Exchange Commission (SEC) has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed dealer definition took effect in September 2003, and the narrowed broker definition is currently expected to apply to the Group beginning January 1, 2009. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US-registered broker-dealer affiliates.

United Kingdom
The UK Financial Services Authority (FSA) is the principal statutory regulator of financial services activity in the United Kingdom, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance (long-term and general), investment business and the activities of mortgage intermediaries. In undertaking its role as regulator, the FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

As a member state of the European Union, the United Kingdom is required to implement EU directives into national law. The regulatory regime for banks operating in the United Kingdom conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the European Union in which the Group operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under US law.

The London branch of Credit Suisse, Credit Suisse International and Credit Suisse (UK) Limited are authorized to take deposits. Credit Suisse also has a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the FSA first must determine whether a firm satisfies the threshold conditions for suitability, including the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code (NIPS Code), a voluntary code of conduct published by the Bank of England. The FSA participated in the development of the NIPS Code and expects FSA-regulated firms to take due account of it when conducting wholesale money market business.

The FSA cannot set capital requirements for the London Branch. The FSA does, however, require Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the Capital Requirements Directive. Furthermore, the FSA requires banks operating in the United Kingdom to maintain adequate liquidity.

The United Kingdom implemented the Markets in Financial Instruments Directive (MiFID) in January 2007. As a consequence, Credit Suisse’s authorized entities in the United Kingdom are required to comply with the new version of the FSA Handbook on November 1, 2007. The updates include the requirement to reclassify customers in accordance with MiFID provisions. The London branch of Credit Suisse will be required to comply principally with its home country regulatory regime; however, some of the new conduct of business rules in the United Kingdom will be applicable from November 2007.

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

The Group’s asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Collective Capital Investment Schemes, which came into effect on January 1, 2007, and replaces the Swiss Law on Mutual Funds, these activities are conducted under the supervision of the SFBC.

European Union
In April 2004, as part of the FSAP, the European Union adopted MiFID. MiFID was required to be implemented into national laws by January 2007 (although this has not yet been done in most jurisdictions) and comes into force on November 1, 2007. MiFID replaces the Investment Services Directive and widens the scope of regulated investment services and instruments to include, for example, investment advice and services and activities relating to commodity derivatives. In relation to these and other investment services and activities, MiFID provides a "passport" for investment firms enabling them to conduct cross-border activities throughout Europe on the basis of authorization from their home state regulator.

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

United States
In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission (CFTC) is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities, and the board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and the New York Stock Exchange (NYSE), and by state authorities. The NYSE and the NASD have announced that they intend to merge their regulatory functions into a single regulatory organization, expected to begin operations in the second quarter of 2007. For their futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association (NFA), and regulation by state authorities.

The Group’s investment banking business includes broker-dealers registered with the SEC, all 50 states, the District of Columbia and Puerto Rico, and futures commission merchants and commodities trading advisers registered with the CFTC. As a result of these registrations, and memberships in self-regulatory organizations, such as the NASD, the NYSE and the NFA, the Group’s investment banking business is subject to overlapping schemes of regulation covering all aspects of its securities and futures activities, including:

– Capital requirements;
– The use and safekeeping of customers’ funds and securities;
– Suitability of customer investments;
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
– Required procedures for trading on securities and commodities exchanges and in the over-the-counter (OTC) market;
– Prevention and detection of money laundering and terrorist financing;
– Procedures relating to research analyst independence;
– Procedures for the clearance and settlement of trades; and
– Communications with the public.

The broker-dealers’ operations are also subject to the SEC’s net capital rule, Rule 15c3-1 (Net Capital Rule), promulgated under the Exchange Act, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. The Group also has a “broker-dealer lite” entity (or OTC derivatives dealer), which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit Group operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict the Group’s ability to withdraw capital from the Group’s broker-dealer subsidiaries, which in turn could limit the Group’s ability to pay dividends and make payments on the Group’s debt. Certain of the Group’s broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

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

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended, and the SEC’s rules and regulations thereunder. In addition, the SEC has recently proposed rules that clarify its ability to bring enforcement actions against investment advisers (including advisers that are not registered or required to be registered with the SEC) that defraud investors in hedge funds or other pooled investment vehicles. The SEC-registered mutual funds that the Group advises are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC’s rules and regulations thereunder. For pension fund customers, the Group is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. Finally, because some of the investment vehicles the Group advises are commodity pools, the Group is subject to the Commodity Exchange Act for such vehicles.

United Kingdom
The Group’s London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the United Kingdom, the FSA will consider the threshold conditions for suitability set out in its rules, including the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

Property and equipment
The Group’s principal executive offices, which the Group owns, are located at Paradeplatz 8, Zurich, Switzerland. As of December 31, 2006, the Group maintained 634 offices and branches worldwide, of which approximately 60% were located in Switzerland.

As of December 31, 2006, approximately 29% of the Group’s worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 74% of which expire after 2011. The book value of the ten largest owned properties was approximately CHF 1.7 billion as of December 31, 2006. Some of the Group’s principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2006, the total amount of indebtedness secured by these facilities was not material to us.

The Group believes that its current facilities are adequate for existing operations. Management regularly evaluates the Group’s operating facilities for suitability, market presence, renovation and maintenance.

Additional information
For additional information on the Group’s principal capital expenditures, see Item 5 “Operating and financial review and prospects – Liquidity and capital resources.”
For a breakdown of the Group’s net revenues by geographic market for each of the past three years, see note 5 “Segment information” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

For selected statistical information relating to the Group’s banking business, see Item 5 “Operating and financial review and prospects – Information required by Industry Guide 3.”
Item 4A: Unresolved staff comments
Credit Suisse Group, a well-known seasoned issuer, has no material unresolved SEC comments on its periodic reports filed under the Exchange Act that were issued more than 180 days prior to the December 31, 2006, fiscal year end.

Item 5: Operating and financial review and prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth under Operating and financial review and prospects in the Credit Suisse Group Annual Report 2006 on pages 31 to 60 and such information is incorporated herein by reference.

Critical accounting policies
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied. For further information on significant accounting policies and new accounting pronouncements, see note 1 “Summary of significant accounting policies” and note 2 “Recently issued accounting standards” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

The Group believes that the critical accounting policies discussed below involve the most complex judgments and assessments.
Fair value
The fair value of the majority of the Group’s financial instruments is based on quoted market prices in active markets or observable market parameters or is derived from such prices or parameters. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain OTC derivative instruments, most Collateralized debt obligations (CDO), most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s best estimate of fair value. These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, non-traded equity securities and private equity and other long-term investments. Valuation techniques for certain of these instruments are described more fully below.

Controls over the fair valuation process
Control processes are applied to ensure that the fair value of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis. The Group determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach is appropriate and the assumptions are reasonable.

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

Price transparency of financial instruments recorded at fair value
Financial instruments recorded in the Group’s consolidated balance sheet at fair value have been categorized based upon the transparency of the pricing information available.
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

The following table sets forth a summary of the fair value methodology applied to the Group’s financial instruments:
December 31, 2006, in CHF m	Quoted market prices or observable market parameters	Reduced or no observable market parameters

Assets
Trading assets
Money market instruments	4,272	72

Trading securities	340,148	19,468

Derivatives1)	250,335	17,861

Other	23,244	5,425

Total trading assets	617,999	42,826

Investment securities
Money market instruments	632	0

Available-for-sale securities	19,955	34

Total investment securities2)	20,587	34

Other investments and other assets
Private equity and other long-term investments	4,089	14,485

Derivative instruments used for hedging	2,304	32

Total other investments and other assets	6,393	14,517

Liabilities
Trading liabilities
Financial instruments sold, not yet repurchased	139,207	579

Derivatives1)	250,992	17,741

Total trading liabilities	390,199	18,320

Other liabilities
Derivative instruments used for hedging	1,026	6

Total other liabilities	1,026	6

1) Based on gross mark-to-market valuations of the Group's derivative positions prior to netting of CHF 210.0 billion. 2) Excludes debt securities held-to-maturity of CHF 773 million, which are carried at amortized cost, net of any amortized premium or discount.

Trading assets and liabilities
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial paper, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of traded money market instruments are generally based on market prices or market parameters and, therefore, typically do not require significant judgment.

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

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as “direct.” For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as “indirect.” Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. The Group has applied the guidance contained in Emerging Issues Task Force (EITF) Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3), prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” In accordance with the provisions of EITF 02-3, the Group did not recognize a dealer profit or loss, unrealized gain or loss at inception of a derivative transaction, or day one profit/loss unless the valuation underlying the unrealized gain or loss is evidenced by: (i) quoted market prices in an active market; (ii) observable prices of other current market transactions; or (iii) other observable data supporting a valuation technique. The deferred profit or loss is amortized over either the life of the derivative or the period until which observable data are available.

Derivatives that qualify for hedge accounting under US GAAP are valued at fair value but are reported in Other assets or Other liabilities rather than in Trading assets or Trading liabilities. Fair values for these instruments are determined in the same manner as for derivatives held for trading purposes.

For further information on derivatives, see note 27 “Derivatives and hedging activities” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.
Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with the intent to securitize. Valuations for traded residential mortgage loans are based on pricing factors specific to loan level attributes, such as loan-to-value ratios, current balance and liens. In addition, current written offers or contract prices are considered in the valuation process.

Investment securities
Investment securities recorded at fair value include debt and equity securities classified as available-for-sale. These debt and equity securities are quoted on public exchanges or liquid OTC markets where the determination of fair value involves relatively little judgment. These instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. As discussed in note 1 “Summary of significant accounting policies” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006, unrealized gains and losses on securities classified as available-for-sale are recorded in Accumulated other comprehensive income/loss (AOCI); however, recognition of an impairment loss is recorded if a decline in fair value below carrying value is considered to be other than temporary. The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from the Group’s expectations, that the Group may decide to sell a security for unforeseen liquidity needs or that the credit assessment or equity characteristics may change from the Group’s original assessment.

Other investments and non-trading liabilities
The Group’s Other investments include items for which the determination of fair value is generally more subjective, including hybrid instruments, private equity and other alternative capital investments.

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

The following table sets forth the fair value of the Group's private equity investments by category:
	2006		2005

December 31, in CHF m, except where indicated	Fair value	Percent of total	Fair value	Percent of total

Credit Suisse managed funds	17,273	92.8%	7,952	73.4%

Direct investments	45	0.2%	148	1.4%

Funds managed by third parties and other private equity investments	1,309	7.0%	2,735	25.2%

Total	18,627	100.0%	10,835	100.0%

Internally-managed funds include partnerships and related direct investments for which the Group acts as the fund’s adviser and makes investment decisions. Internally-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The increase in Credit Suisse managed funds was primarily due to the consolidation of certain private equity funds and other entities for the first time in 2006. For further information on this first time consolidation, see note 2 “Recently issued accounting standards” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006. The fair value of investments in internally-managed fund of funds partnerships, which is reflected in “Reduced or no observable market parameters” in the table above, is based on the valuation received from the underlying fund manager and reviewed by the Group. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances reported in internally-managed funds also include amounts relating to the consolidation of private equity funds under Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (Revised), “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46(R)), which are described in further detail in note 29 “Transfers and servicing of financial assets” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006. A substantial portion of the private equity funds consolidated primarily under FIN 46(R) is reflected in “Reduced or no observable market parameters” in the table above. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and reviewed by the Group.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.
Litigation contingencies
From time to time, the Group and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of its businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting the Group’s consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, the Group’s defenses and its experience in similar cases or proceedings as well as the Group’s assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For further information on legal proceedings, see Item 8 “Financial Information Legal proceedings” and note 34 “Litigation and other contingencies” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Allowances and provisions for losses
As a normal part of its business, the Group is exposed to credit risks through its lending relationships, commitments and letters of credit as well as counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, the Group generally incurs a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. Allowances for loan losses are maintained, as discussed in note 1 “Summary of significant accounting policies” and note 12 “Loans” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006. The allowances for loan losses are considered adequate to absorb credit losses existing at the dates of the consolidated balance sheets. These allowances are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loan loss allowance
The inherent loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. The methodology for investment banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

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

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to the Group’s specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in the Group’s estimates of probable credit losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances
The Group makes provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. This analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of the Group’s other commitments to the same counterparty and prospects for support from any financially responsible guarantors. For further information on specific loan loss allowances, see note 1 “Summary of significant accounting policies” and note 12 “Loans” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

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

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, see “Risk management” in the Credit Suisse Group Annual Report 2006.

Goodwill impairments
As a result of acquisitions, the Group has recorded Goodwill as an asset in its consolidated balance sheet, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. Goodwill was CHF 11.0 billion and CHF 12.9 billion as of December 31, 2006 and 2005, respectively. The primary decrease in Goodwill in 2006 was due to the sale of Winterthur. For further information on this divestiture, see note 4 “Discontinued operations” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006. The remaining decrease in Goodwill in 2006 was caused primarily by foreign exchange fluctuations in Goodwill denominated in US dollars.

Recorded Goodwill is not amortized, rather it is reviewed for possible impairments on an annual basis and at any other time that events or circumstances indicate that the carrying value of Goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a Goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing Goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. Investment Banking is considered to be one reporting unit, and in Private Banking, Wealth Management and Corporate & Retail Banking, are considered to be reporting units. In Asset Management, the two primary business areas, traditional asset management and alternative investments, are considered to be reporting units. If the fair value of a reporting unit exceeds its carrying value, there is no Goodwill impairment. Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in the Group’s share price and those of competitors; estimates of the Group’s future earnings potential; and the level of interest rates.

Estimates of the Group’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s reporting units may result in a Goodwill impairment charge in the future.

During 2006 and 2005, no Goodwill impairment charges were recorded. For further information on Goodwill, see note 14 “Goodwill” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Income taxes
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.

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

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management’s control. Substantial variance of actual results from estimated future taxable profits, or changes in the Group’s estimate of future taxable profits, could lead to changes in deferred tax assets being realizable, or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2006 and 2005, the Group had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2006 and 2005, included gross deferred tax assets of CHF 6.3 billion and CHF 11.7 billion, respectively, and gross deferred tax liabilities of CHF 1.1 billion and CHF 6.4 billion, respectively. The decrease from 2005 to 2006 is due to the sale of Winterthur. Due to uncertainty concerning the Group’s ability to generate the necessary amount and mix of taxable income in future periods, a valuation allowance was recorded against deferred tax assets in the amount of CHF 728 million and CHF 1,225 million as of December 31, 2006 and 2005, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards.

For further information on deferred tax assets, see note 23 “Income taxes” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.
Tax contingencies
Significant judgment is required in determining the effective tax rate and in evaluating certain tax positions. The Group accrues for tax contingencies. Despite the belief that its tax return positions are fully supportable, certain positions could be reviewed by local tax authorities. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

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

The funded status of the Group’s defined benefit and other post-retirement defined benefit plans are recorded in the consolidated balance sheet. The previously unrecognized actuarial gains and losses, prior service costs or credits, and net transition assets or obligations are recognized in equity as a component of AOCI.

As of December 31, 2006, the Group’s Swiss defined benefit pension plans accounted for approximately 80% of the projected benefit obligations while the international defined benefit pension plans accounted for approximately 20% of the projected benefit obligations. The annual amount contributed to the Swiss plans and international plans over the last three years averaged CHF 387 million and CHF 238 million, respectively. In 2006, contributions of CHF 338 million were made to the Swiss plans and CHF 38 million were made to the international plans. The Group expects to make total contributions to the Swiss and international plans of approximately CHF 363 million in 2007.

The projected benefit obligations of the Group’s total defined benefit pension plans include an amount related to future salary increases of CHF 1,402 million. On the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plans was CHF 277 million for 2006.

The Group is required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statement of income. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected rate of return, the Group uses the market-related value of assets.

As of September 30, 2006, the Swiss plans’ assets were allocated 18.6% to equity securities, 42.1% to debt securities, 16.0% to real estate, 12.1% to liquidity and 11.2% to alternative investments. The Swiss plans’ assets as of December 31, 2005, were allocated 13.1% to equity securities, 32.6% to debt securities, 25.4% to insurance, 12.2% to real estate, 11.5% to liquidity and 5.2% to alternative investments. Liquidity investments are mainly cash and cash equivalents, and alternative investments may include private equity investments, hedge funds and commodities. The year-end allocations were within the plans’ target ranges.

The plan assets for the international plans as of September 30, 2006, were allocated 44.7% to equity securities, 49.8% to debt securities, 4.9% to insurance, 0.2% to real estate, 0.2% to liquidity and 0.2% to alternative investments. The plan assets for the international plans as of December 31, 2005, were allocated 47.7% to equity securities, 18.1% to debt securities, 21.2% to insurance, 3.1% to real estate, 5.5% to liquidity and 4.4% to alternative investments. The year-end allocations were within the plans’ target ranges.

The expected rate of return on plan assets in Switzerland increased 0.3% to 5.0% as of December 31, 2006, from 4.7% as of December 31, 2005, due mainly to an improvement in expected rates of return from the Swiss debt markets. For the year ended December 31, 2006, if the expected rate of return had been increased 1%, net pension expense for the Swiss plans would have decreased CHF 110 million and net pension expense for the international plans would have decreased CHF 19 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, the Group takes into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows of its benefit payments. The average discount rate used for Swiss plans increased 0.3% from 3.0% as of December 31, 2005, to 3.3% as of December 31, 2006, due mainly to an increase in Swiss bond market rates. The average discount rate used for international plans increased 0.4% from 4.8% as of December 31, 2005, to 5.2% as of December 31, 2006, due mainly to an increase in bond market rates in the European Union and the United States. The discount rate affects both the pension expense and the pension benefit obligation (PBO). For the year ended December 31, 2006, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,936 million and an increase in pension expense of CHF 180 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,527 million and a decrease in the pension expense of CHF 58 million. A 1% decline in the discount rate for the international plans would have resulted in an increase in the PBO of CHF 799 million and an increase in pension expense of CHF 63 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 579 million and a decrease in the pension expense of CHF 50 million.

Recognized actuarial losses are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which is approximately 10 years for the Swiss plans and 7 to 25 years for the international plans. The expense associated with the amortization of recognized net actuarial losses for the years ended December 31, 2006 and 2005 was CHF 121 million and CHF 48 million, respectively. The amortization of recognized actuarial losses for the year ending December 31, 2007, which is assessed at the beginning of the plan year, is expected to be CHF 122 million. The amount by which the actual return on plan assets differs from the Group’s estimate of the expected return on those assets further impacts the amount of net recognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2007.

For further information on the Group’s pension benefits, see note 26 “Pension and other post-retirement benefits” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Off-balance sheet arrangements
The Group enters into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated with an issuer, and which include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under material variable interests in unconsolidated entities for the purpose of providing financing, liquidity, market risk or credit risk support.

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

In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters). The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

In December 2006, the Group completed the sale of Winterthur to AXA S.A. Under the share purchase agreement, the Group gave AXA S.A. certain customary representations and warranties and covenants about Winterthur and its business. As of December 31, 2006, the Group was not aware of any circumstances that could give rise to a claim by AXA S.A. under the agreement.

FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 28 “Guarantees and commitments” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Retained or contingent interests in assets transferred to unconsolidated entities
The Group originates and purchases commercial and residential mortgages for the purpose of securitization. These assets are sold directly, or through affiliates, to special purpose entities that are, in most cases, qualified special purpose entities (QSPEs) that are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs; however, neither the investors nor the QSPEs have recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

Under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125,” a QSPE is not required to be consolidated with the transferor. The Group’s mortgage-backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the Group’s consolidated financial statements.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in Trading assets in the consolidated balance sheets. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The Group engages in these securitization activities to meet the needs of clients as part of its fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of liquidity, capital resources, credit risk or market risk support to the Group. For quantitative information on the Group’s securitization activities and retained interests, see note 29 “Transfers and servicing of financial assets” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Variable interest entities
FIN 46(R) requires the Group to consolidate all variable interest entities (VIE) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

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

The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several Commercial paper conduits (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Group to purchase certain assets under any condition, including default. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

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

For additional information, see note 29 “Transfers and servicing of financial assets” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.
Contractual obligations and other commercial commitments
In connection with its operating activities, the Group enters into certain contractual obligations, as well as commitments to fund certain assets. Total obligations increased in 2006, primarily reflecting an increase in both Long-term debt and short-term obligations. Long-term debt increased to CHF 147.8 billion in 2006 from CHF 133.0 billion in 2005, mainly due to increases in senior debt issued in the United States. Short-term contractual obligations increased to CHF 641.5 billion in 2006 from CHF 601.0 billion in 2005, as a result of greater levels of Deposits due to rising interest rates in all regions and increases in Brokerage payables due to higher levels of business activity across the United States and Europe.

For further information on commitments see note 28 “Guarantees and commitments” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.
The following table sets forth future cash payments associated with the Group's contractual obligations on a consolidated basis:
	Payments due by period

December 31, 2006, in CHF m	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Long-term debt obligations	21,139	54,574	33,432	38,687	147,832

Capital lease obligations	6	13	18	210	247

Operating lease obligations	663	1,148	964	4,908	7,683

Purchase obligations	360	306	170	16	852

Total obligations	22,168	56,041	34,584	43,821	156,614

The following table sets forth the Group's consolidated short-term contractual obligations:
December 31, in CHF m	2006	2005

Deposits	388,378	364,238

Short-term borrowings	21,556	19,472

Brokerage payables	33,185	23,068

Trading account liabilities	198,422	194,225

Total short-term contractual obligations	641,541	601,003

The total accrued benefit liability for pension and other postretirement benefit plans recognized as of December 31, 2006, was CHF 1,778 million. This accrued liability is included in Other liabilities in the consolidated balance sheets. This amount is impacted by the application of SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R),” and, among other items, changes in plan demographics and assumptions, pension expense funding levels and investment return on plan assets. Because the accrued liability does not represent expected liquidity needs, we did not include this amount in the contractual obligations table above. For further information on pension and other postretirement benefits, see note 1 “Summary of significant accounting policies” and note 26 “Pension and other postretirement benefits” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

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

The replacement values of derivative financial instruments correspond to the fair values at the dates of the consolidated balance sheets and are those which arise from transactions for the account of customers and for the Group’s own account. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arm’s-length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow the Group to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with the Group. Collateral received is only recognized in the consolidated balance sheet to the extent that the counterparty has defaulted in its obligation to the Group and is no longer entitled to have the collateral returned.

The following tables set forth the details of trading and hedging derivative instruments:
	Trading			Hedging

December 31, 2006, in CHF bn	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Forwards and forward rate agreements	3,144.5	2.8	2.5	0.0	0.0	0.0

Swaps	14,706.5	139.6	136.4	74.0	1.7	0.8

Options bought and sold (OTC)	2,361.0	20.1	23.1	0.3	0.0	0.0

Futures	1,308.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	1,575.5	0.2	0.5	0.0	0.0	0.0

Interest rate products	23,095.9	162.7	162.5	74.3	1.7	0.8

Forwards	1,142.1	12.4	12.4	11.6	0.0	0.1

Swaps	704.1	22.0	18.7	2.8	0.7	0.1

Options bought and sold (OTC)	584.6	6.3	6.1	0.0	0.0	0.0

Futures	9.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	2.4	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	2,443.0	40.7	37.2	14.4	0.7	0.2

Forwards	7.8	1.2	3.1	0.0	0.0	0.0

Swaps	1.8	0.1	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	11.5	0.6	0.4	0.0	0.0	0.0

Precious metals products	21.1	1.9	3.5	0.0	0.0	0.0

Forwards	16.2	4.2	0.0	0.0	0.0	0.0

Swaps	226.2	4.9	7.9	0.0	0.0	0.0

Options bought and sold (OTC)	493.1	24.3	26.1	0.0	0.0	0.0

Futures	69.0	0.1	0.0	0.0	0.0	0.0

Options bought and sold (traded)	378.4	1.8	1.2	0.0	0.0	0.0

Equity/index-related products	1,182.9	35.3	35.2	0.0	0.0	0.0

Credit derivatives	2,088.0	19.0	21.4	2.1	0.0	0.0

Forwards	10.4	0.5	0.5	0.0	0.0	0.0

Swaps	112.0	5.9	6.0	0.0	0.0	0.0

Options bought and sold (OTC)	25.1	1.4	2.0	0.0	0.0	0.0

Futures	83.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	15.0	0.6	0.8	0.0	0.0	0.0

Other products	245.7	8.4	9.3	0.0	0.0	0.0

Total derivative instruments	29,076.6	268.0	269.1	90.8	2.4	1.0

The notional amount for derivative instruments (trading and hedging) was CHF 29,167.4 billion and CHF 23,196.9 billion as of December 31, 2006 and 2005, respectively.

	2006		2005

December 31, in CHF bn	Positive re- placement value	Negative re- placement value	Positive re- placement value	Negative re- placement value

Replacement values (trading and hedging) before netting	270.4	270.1	277.5	277.5

Replacement values (trading and hedging) after netting	60.3	59.9	58.8	58.8

Freestanding derivative instruments
A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.
Swaps
The Group’s swap agreements consist primarily of interest rate, equity and credit default swaps. The Group enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

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

The Group also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Group obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Group’s risk is limited to the premium paid. The underlying instruments for these options typically include fixed income and equity securities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed in order to assess creditworthiness.

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

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include credit derivatives to manage credit risk on certain of the Group’s loan portfolios and foreign exchange derivatives to manage foreign exchange risk on certain of its core banking business revenue and expense items. Additionally, the Group uses foreign exchange derivatives and interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities. While the respective risks on the underlying assets have been hedged, an element of volatility is experienced in the accounting results because in many cases the expenses and revenue streams generated by the underlying assets are accounted for on an accruals basis, while the derivatives are accounted for at fair value.

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

In addition, the Group uses cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities and foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

Derivatives which are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of the underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in the fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in the fair value representing hedge ineffectiveness is recorded separately in Trading revenues.

Cash flow hedges
Cash flow hedging strategies are used to mitigate exposure to the variability of cash flows. This is achieved by using interest rate swaps to convert variable rate assets or liabilities, such as loans, deposits and other debt obligations, to fixed rates. The Group also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars.

Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. For these hedges, the maximum length of time over which the Group hedges its exposure to the variability in future cash flows, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 22 months.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in AOCI. These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings. The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in Trading revenues.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations in order to protect against adverse movements in foreign exchange rates.
The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI, to the extent the hedge is effective. The change in the fair value representing hedge ineffectiveness is recorded in Trading revenues.

Over-the-counter derivatives
The Group’s positions in derivatives include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit instruments.

The following table sets forth the distributions, by maturity, of the Group's exposure with respect to OTC derivative receivables:
December 31, 2006, in CHF bn	Less than 1 year	1 to 5 years	More than 5 years	Positive replacement value

Interest rate products	14.7	54.8	94.7	164.2

Foreign exchange products	21.6	11.6	8.2	41.4

Precious metals products	0.6	1.3	0.0	1.9

Equity/index-related products	12.9	18.5	2.0	33.4

Credit derivatives	0.7	12.2	6.1	19.0

Other products	7.8	0.0	0.0	7.8

Total derivative instruments	58.3	98.4	111.0	267.7

Netting agreements1)				(208.9)

Total derivative instruments, net positive replacement value1)				58.8

1) Taking into account legally enforceable netting agreements.

The following table sets forth the Group's exposure with respect to OTC derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by our internal credit department.
December 31, 2006, in CHF bn	Net positive replacement value

AAA	24.3

AA	21.3

A	3.6

BBB	3.5

BB or lower	6.1

Total derivative instruments, net positive replacement value	58.8

For further information on derivatives and hedging activities, see note 27 “Derivatives and hedging activities” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Related party transactions
The Group enters into related party transactions with its directors, officers and employees and those of its subsidiaries. For further information on related party transactions, see note 25 “Related parties” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006 and Item 7 “Major shareholders and related party transactions.”

Summary of significant accounting policies and recently issued accounting standards
For further information on significant accounting policies and recently issued accounting standards, see note 1 “Summary of significant accounting policies” and note 2 “Recently issued accounting standards” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Liquidity and capital resources
Credit Suisse Group consolidated and the Bank legal entity
Organization
Credit Suisse Group finances its operations in a manner consistent with its business mix, capitalization and ratings and in line with its asset and liability and risk management policies. Liquidity and capital management is coordinated at the Group level through the Capital Allocation and Risk Management Committee (CARMC). CARMC has primary oversight responsibility for liquidity, capital and funding. This committee, which meets on a quarterly basis, includes the Chief Executive Officers of the Group and the Investment Banking, Private Banking and Asset Management divisions; the Chief Financial Officer (CFO) and the Chief Risk Officers (CROs) of the Group and the Bank, the Chief Operating Officer of the Bank and the Treasurer. CARMC reviews the capital situation, balance sheet development and current and prospective funding and defines and monitors adherence to internal Treasury risk limits and capital and liquidity targets. Implementation of CARMC’s decisions is monitored through monthly reports for the attention of the CROs, CFO, Treasurer and other senior management.

Funding sources and strategy
At the Credit Suisse Group consolidated level
The Group’s funding requirements, including any supplementary capital needs, are based on regulatory requirements, liquidity requirements, rating agency criteria, economic capital optimization, taxation and other considerations. Sources of funding are diversified in liability type, currency, investor and geographic distribution. Given the depth of its private and retail banking businesses, the Group accesses core deposit funding from an international customer base that has proven to be a stable source of funds over time. This is augmented by the use of institutional market funding on both an unsecured and secured basis. Access by the Group to the institutional market is coordinated globally in an effort to ensure optimal distribution and placement of the Group’s securities.

At the Credit Suisse Group legal entity level
The Group is a holding company, and its primary cash requirements result from the payment of dividends to shareholders, the servicing of Group-issued debt, the purchase of the Group’s common shares and, from time to time, the acquisition of new businesses. Generally, the Group does not provide funding for its subsidiaries, as the Bank is the primary source of funding. The Group does provide capital and has issued, and may in the future issue, hybrid Tier 1 capital instruments through special purpose subsidiaries. Proceeds from these capital-related offerings are typically provided to one of the Group’s operating subsidiaries on a matched basis so that the Group has limited currency, interest rate or liquidity risk. Equity investments in subsidiaries are generally funded with equity capital. Double leverage, which compares the amount of equity at the holding company level to the amount of equity investment in subsidiaries, is actively managed and constitutes an integral part of the Group’s capital management strategy.

The Group expects to receive total dividends of approximately CHF 690 million for the 2006 financial year, compared with CHF 2,937 million for the 2005 financial year and CHF 2,778 million for the 2004 financial year.

At the Annual General Meeting on April 29, 2005, the Group’s shareholders approved the launch of a share repurchase program of up to CHF 6 billion over a maximum period of two years. On March 16, 2007, the Group announced that it had repurchased CHF 6 billion of shares and completed this share repurchase program. From time to time the Group also repurchases its own shares for the purpose of satisfying its obligations under its employee benefit plans. The Group intends to seek shareholder approval at its next Annual General Meeting in May 2007 to launch a new share repurchase program of up to CHF 8 billion. If approved by the shareholders, the program will commence after the Annual General Meeting and last for a maximum of three years. The shares would be repurchased through a second trading line on virt-x and cancelled.

In respect of the 2006 financial year, subject to shareholder approval, the Group will make a total distribution of CHF 2.70 per share, consisting of a dividend of CHF 2.24 and a CHF 0.46 par value reduction, or a total of approximately CHF 3,100 million. For the 2005 and 2004 financial years, the Group paid dividends of CHF 2,424 million and CHF 1,821 million, respectively.

As of December 31, 2006, the Group and its finance subsidiaries had borrowings of CHF 14.3 billion, an increase of CHF 0.8 billion compared to December 31, 2005. In January 2006, the Group, through one of its special purpose vehicles, issued EUR 1 billion of subordinated bonds due in 2018. The proceeds were used for general corporate purposes outside of Switzerland.

In May 2006, the Group established a Euro medium-term note program, which allows it and its finance subsidiaries (guaranteed by the Group) to issue notes denominated in any currency up to EUR 10 billion. The Group expects to amend this program in the second quarter of 2007 to add the Bank as an issuer.

In June 2006, Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, filed with the Kanto Local Finance Bureau a Yen 500 billion shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

The cost of servicing debt and preferred securities issued by the Group and its finance subsidiaries, after taking swap transactions into consideration, was CHF 735 million in 2006, CHF 725 million in 2005 and CHF 693 million in 2004.

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary. The Group expects to amend its shelf registration statement at the end of March 2007 to: (i) add the Bank as an issuer of non-convertible debt securities; (ii) reflect the issuance of a full and unconditional subordinated guarantee by the Group and a full and unconditional senior guarantee by the Bank of the outstanding debt securities issued by Credit Suisse (USA), Inc. (CS (USA)) off its SEC shelf registration statements; and (iii) add CS (USA) as an issuer for the purpose of market-making transactions in such CS (USA) registered debt securities. Following this amendment, CS (USA) will cease to file periodic reports under the Exchange Act.

Factors that may affect liquidity and capital resources
The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. For example, Article 675, in conjunction with Article 671, of the Swiss Code of Obligations provides that the Bank may pay dividends only if and to the extent: (i) they have earned a profit during a given financial year or have previously established reserves for the payment of dividends; (ii) the required portion of their annual profit has been allocated to reserves as prescribed by law, the articles of association or a resolution of the general meeting of shareholders; and (iii) allocation and payment of the dividends has been approved at the general meeting of shareholders. The Group does not believe that legal or regulatory restrictions constitute a material limitation on the ability of its subsidiaries to pay dividends to the Group. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

Credit ratings
The Group’s access to the debt capital markets and its borrowing costs depend significantly on its credit ratings. Rating agencies take many factors into consideration in determining a company’s rating and may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings, at any time. Such factors include earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices, management team and the broader outlook for the financial services industry.

Capital resources and capital adequacy
The Group’s capital needs are a function of various factors, including economic, market and, on a consolidated basis, regulatory requirements. The economic capital requirement is defined as that amount of capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution’s targeted financial strength (i.e., long-term credit rating). This is measured through the use of internally developed statistically based models designed to quantify potential risk exposure. The Group is also subject, on a consolidated basis, to regulatory capital requirements and the risk-based capital guidelines which are set forth in the Implementing Ordinance issued by the SFBC. The Group also adheres to the risk-based capital guidelines set forth by the BIS. These guidelines take into consideration the credit and market risk associated with balance sheet assets and certain off-balance sheet transactions. As of January 1, 2004, the Group based its capital adequacy calculations on financial reporting under US GAAP, which is in accordance with SFBC Newsletter 32 (dated December 18, 2003). The SFBC has advised the Group that it may continue to include as Tier 1 capital the equity from special purpose entities, which are deconsolidated under FIN 46(R), in the amount of CHF 2.2 billion and CHF 2.2 billion as of December 31, 2006 and 2005, respectively.

The Basel Committee introduced significant changes to existing international capital adequacy standards known as Basel II. The Group expects the implementation of Basel II to create an additional 15% capital requirement at year-end 2007. The final capital impact will, however, depend, among other things, on the growth in risk-weighted assets and changes in the business mix during 2007. For further information on our risk-based capital guidelines, see Item 4 “Information on the company – Regulation and supervision.”

For further information on the components of our consolidated capital structure, see note 32 “Capital adequacy” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

The following table sets forth the Group's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2006	2005

Tier 1 capital	35,147	26,348

of which non-cumulative perpetual preferred securities	2,167	2,170

Tier 1 ratio	13.9%	11.3%

Total BIS regulatory capital	46,764	31,918

Total BIS regulatory capital ratio	18.4%	13.7%

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
Certain Group broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2006, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Contractual cash obligations and other commercial commitments
The Group has contractual obligations to make future payments under long-term bonds and mortgage-backed bonds, medium-term notes, long-term, non-cancelable lease agreements and other long-term obligations. For further information on future cash payments associated with our contractual obligations pursuant to certain medium- and long-term debt operating leases on a consolidated basis as of December 31, 2006, see Item 5 “Critical Accounting Policies – Contractual obligations and other commercial commitments.”

For further information on off-balance sheet commitments, see note 28 “Guarantees and commitments” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.
The Bank legal entity
The Bank believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. The Bank includes the investment banking, private banking and asset management businesses. Liquidity is managed on both a consolidated and legal entity basis within the international organizational structure.

The Bank’s Treasury department is responsible for the day-to-day management of capital, liquidity and funding, and relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

Recent changes in the SFBC’s regulation of the Bank allow for a single funding book at the Bank to fund all branches and subsidiaries for capital and liquidity purposes.
Liquidity management
The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way, the Bank seeks to ensure that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank has access to stable deposit-based core funds, the interbank markets and secured funding through the repurchase and securities lending markets. Historically, the Bank’s deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits and wholesale and institutional deposits. In a stressed liquidity environment, the Bank could access the secured funding markets.

The majority of the Bank’s assets – principally trading inventories that support its institutional securities business – are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers, which turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories.

As part of its Swiss domestic business, the Bank provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers, including individuals, small and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, customer type and instrument. Other assets include loans to corporate and other institutional clients, money market holdings and foreign exchange positions held directly in the Bank’s consolidated balance sheets.

The Bank’s other assets include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities, and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress.

The principal measure used to monitor the liquidity position of the Bank is the “liquidity barometer,” which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank’s objective, as mandated by CARMC, is to ensure that the liquidity barometer is maintained at a sufficient level such that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period. The liquidity barometer parameters reflect various liquidity assumptions which are reviewed periodically and, if needed, updated.

The Bank’s objective is to ensure that the liquidity barometer equals or exceeds a time horizon of 120 days. The liquidity barometer reflects the relative stability of the unsecured funding base. Non-deposit liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that the Bank believes access to these markets would be quickly diminished. Conversely, the Bank’s retail and institutional deposit base is measured using contractual maturities which have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizon assumes that business franchise assets will not be sold to generate cash, no new unsecured debt can be issued and funds, which are assumed to be trapped because of regulatory restrictions, are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed CP conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or “haircut,” reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The Bank maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide a significant source of liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in the Bank, the Bank maintains another large source of secondary liquidity through the Bank’s principal broker-dealers and other regulated entities. The Bank has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank’s liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption or Group/Bank event
– Stage II – Unsecured markets partially inaccessible
– Stage III – Unsecured funding totally inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Treasury to activate the contingency plan. The Liquidity Crisis Committee’s membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure that the plan is executed.

Pursuant to the centralization of funding at the Bank, the secured bilateral committed credit arrangements between various third-party banks and Bank subsidiaries will not be renewed. As of December 31, 2006, the Bank maintained eight such credit facilities that collectively totaled USD 3.95 billion. These facilities require the relevant subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding.

Funding sources and strategy
Funding is centralized at the Bank. The Bank’s assets are principally funded with a mixture of unsecured and secured funding. Unsecured funding is primarily accessed through the Bank’s substantial retail and private bank deposit base, which is well diversified across customer categories, funding types and geography. The retail and private bank funding base is primarily comprised of time deposits and deposits callable on demand. While the contractual maturity of these deposits is typically under three months, they have historically shown remarkable stability, even under extreme market conditions. Additional unsecured funding is accessed via borrowings in the wholesale and institutional deposit markets. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Additional funding is also sourced via short-term intercompany borrowings from other Group entities on both a secured and unsecured basis.

Secured funding consists of collateralized short-term borrowings, while unsecured funding principally includes long-term borrowings and, to a lesser extent, commercial paper. The Bank typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital markets borrowings and shareholder’s equity. Unsecured liabilities are issued through various debt programs. Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholder’s equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities, LIBOR or other interest rate benchmarks, depending upon prevailing market conditions. The Bank continually aims to broaden its funding base by geography, investor and funding instrument.

The Bank lends funds, as needed, to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. The Bank generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Subordinated financing to regulated subsidiaries is extended on a term basis, and the Bank structures its long-term borrowings with maturities which extend beyond those of its subordinated advances to subsidiaries and affiliates.

In addition, the Bank generally funds investments in subsidiaries with shareholder’s equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, the Bank enters into subordinated long-term borrowings. As of December 31, 2006, the Bank had consolidated long-term debt of CHF 144.0 billion, including CHF 16.7 billion of subordinated debt.

Funding activity highlights
Prior to the centralization of funding in the Bank, CS (USA) issued long-term debt. For the year ended December 31, 2006, CS (USA) issued: USD 1.0 billion of 5.375% and USD 500 million of 5.85% notes due 2016; USD 1.0 billion of floating rate notes due 2013; USD 750 million of 5.5%, USD 750 million of 5.25%, and USD 2.5 billion of floating rate notes due 2011; USD 5.75 billion of floating rate notes due 2009; and USD 750 million of floating rate notes due 2008 under an SEC shelf registration statement; MXN 900 million of 8.82% medium-term notes; and USD 194 million of structured notes. CS (USA) did not issue any medium-term notes in 2006 under its USD 5 billion Euromarket program established in July 2001.

During the year ended December 31, 2006, CS (USA) repaid approximately USD 1.45 billion of medium-term notes, USD 2.25 billion of senior notes and USD 17 million of structured notes.
Credit ratings
Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to the Bank when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A reduction in credit ratings could limit the Bank’s access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its liquidity planning takes into consideration those contingent events associated with a reduction in its credit ratings.

Capital resources and capital adequacy
Certain of the Bank’s businesses are capital intensive. Capital is required to cover risks (economic and regulatory) on various asset classes, including, but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. The Bank’s overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business and the regulatory capital requirements of its subsidiaries. Based on these analyses, the Bank believes that its capital base is adequate for current operating levels.

As a Swiss bank, the Bank is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Bank also adheres to the risk-based capital guidelines set forth by the BIS. The SFBC has advised the Group that the Bank may continue to include as Tier 1 capital CHF 6.2 billion of equity from special purpose entities which are deconsolidated under FIN 46(R).

At the Bank, the regulatory guidelines are used to measure capital adequacy. These guidelines take into consideration the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions.

The following table sets forth the Bank's consolidated capital and BIS capital ratios:
December 31, in CHF m, except where indicated	2006	2005

Tier 1 capital	26,600	20,563

of which non-cumulative perpetual preferred securities	1,065	1,044

Tier 1 ratio	11.4%	9.6%

Total BIS regulatory capital	38,441	29,815

Total BIS regulatory capital ratio	16.5%	14.0%

For further information on regulatory capital requirements, see Item 4 “Information on the company – Regulation and supervision.”
Information required by Industry Guide 3
Selected statistical information
The tables below set forth additional selected statistical information based on information in the consolidated financial statements.
Average balances and interest rates
The following tables set forth average interest-earning assets, average interest-bearing liabilities and average rates for the years presented. Month-end balances were predominantly used in computing the averages disclosed below. The Group believes these amounts approximate daily averages.
	2006			2005			2004

Year ended December 31, in CHF m except where indicated	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets
Cash and due from banks
Switzerland	1,756	42	2.39%	1,526	28	1.83%	1,470	20	1.36%

Foreign	20,125	674	3.35%	14,324	368	2.57%	14,288	225	1.57%

Interest-bearing deposits with banks
Switzerland	161	5	3.11%	83	3	3.61%	63	1	1.59%

Foreign	6,874	235	3.42%	4,836	110	2.27%	3,397	64	1.88%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions1)
Switzerland	4,389	181	4.12%	16,555	420	2.54%	11,266	298	2.65%

Foreign	378,974	18,960	5.00%	333,448	12,264	3.68%	289,173	6,439	2.23%

Trading assets
Switzerland	5,070	151	2.98%	9,383	675	7.19%	6,526	391	5.99%

Foreign	389,994	17,508	4.49%	320,362	13,119	4.10%	273,333	11,945	4.37%

Investment securities
Switzerland	1,706	41	2.40%	1,917	38	1.98%	2,004	36	1.80%

Foreign	20,495	655	3.20%	16,715	479	2.87%	14,756	366	2.48%

Loans
Switzerland	125,628	4,113	3.27%	118,469	3,663	3.09%	114,882	3,355	2.92%

Foreign	74,242	3,396	4.57%	62,979	2,428	3.86%	54,383	1,971	3.62%

Other interest-earning assets
Switzerland	327	45	13.76%	180	14	7.78%	202	11	5.45%

Foreign	84,057	4,263	5.07%	60,501	2,507	4.14%	42,589	1,190	2.79%

Interest-earning assets	1,113,798	50,269	4.51%	961,278	36,116	3.76%	828,332	26,312	3.18%

Specific allowance for losses	(2,750)			(3,774)			(4,935)

Noninterest-earning assets	209,668			134,313			147,014

Total assets	1,320,716			1,091,817			970,411

Percentage of assets attributable to foreign activities	85.11%			81.55%			81.38%

Average balances and interest rates exclude discontinued operations.
1) Average balances of Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with FIN 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements—An Interpretation of APB Opinion No. 10 and a Modification of FASB Interpretation No. 39," while interest income excludes the impact of FIN 41.

	2006			2005			2004

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities
Deposits of banks
Switzerland	4,324	138	3.19%	4,707	97	2.06%	5,420	45	0.83%

Foreign	96,879	3,502	3.61%	76,575	2,243	2.93%	66,331	1,357	2.05%

Deposits of non-banks
Switzerland	113,197	1,354	1.20%	102,731	829	0.81%	98,763	605	0.61%

Foreign	165,066	7,402	4.48%	145,597	4,351	2.99%	114,784	2,028	1.77%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions1)
Switzerland	11,291	394	3.49%	27,916	536	1.92%	19,657	345	1.76%

Foreign	333,940	17,484	5.24%	285,339	11,138	3.90%	247,581	5,543	2.24%

Trading liabilities
Switzerland	440	12	2.73%	2,491	0	–	1,993	22	1.10%

Foreign	155,446	6,594	4.24%	125,375	4,845	3.86%	109,072	5,233	4.80%

Short-term borrowings
Switzerland	9	0	0.00%	559	18	3.22%	1,843	35	1.90%

Foreign	21,659	630	2.91%	15,143	337	2.23%	13,590	210	1.55%

Long-term debt
Switzerland	12,338	388	3.14%	12,911	491	3.80%	12,342	399	3.23%

Foreign	128,925	4,083	3.17%	107,818	3,466	3.21%	86,809	2,504	2.88%

Other interest-bearing liabilities
Switzerland	0	0	–	0	0	–	12	0	0.00%

Foreign	31,830	1,722	5.41%	20,630	847	4.11%	15,736	470	2.99%

Interest-bearing liabilities	1,075,344	43,703	4.06%	927,792	29,198	3.15%	793,933	18,796	2.37%

Noninterest-bearing liabilities	203,993			123,167			140,082

Total liabilities	1,279,337			1,050,959			934,015

Shareholders' equity	41,379			40,858			36,396

Total liabilities and shareholders' equity	1,320,716			1,091,817			970,411

Percentage of liabilities attributable to foreign activities	87.76%			82.79%			82.14%

Average balances and interest rates exclude discontinued operations.
1) Average balances of Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with FIN 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements—An Interpretation of APB Opinion No. 10 and a Modification of FASB Interpretation No. 39," while interest expense excludes the impact of FIN 41.

The following table sets forth net interest income and the interest rate spread:
	2006		2005		2004

Year ended December 31	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %

Switzerland	2,292	1.70%	2,870	2.00%	2,661	2.00%

Foreign	4,274	0.30%	4,048	0.30%	4,855	0.50%

Total net	6,566	0.40%	6,918	0.70%	7,516	0.80%

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

The following table shows selected margin information:
	Average rate

Year ended December 31	2006	2005	2004

Switzerland	1.65%	1.94%	1.95%

Foreign	0.44%	0.50%	0.70%

Net interest margin	0.59%	0.72%	0.91%

The US Federal Reserve continued to increase short-term interest rates throughout the first half of 2006, raising the federal funds target rate by 25 basis points on four occasions, from 4.25% as of December 31, 2005, to 5.25% as of June 30, 2006, which then held constant until December 31, 2006. The yield curve continued to flatten throughout the first six months of 2006 and inverted in July, with long-term interest rates falling below short-term rates. This situation remained to the end of the year.

Throughout 2006, the European Central Bank periodically raised its benchmark interest rate by 25 basis points, from 2.25% as of December 31, 2005, to 3.50% as of December 31, 2006. The Bank of England increased its benchmark rate twice, by 25 basis points, during the last five months of 2006 while the Bank of Japan’s overnight call rate increased from zero to 0.25 basis points in July, which then held constant until December 31, 2006.

The Swiss National Bank sets a target range for 3-month Swiss franc LIBOR in order to manage money supply. On December 31, 2005, the target range for the three-month LIBOR was 0.50–1.50%. This increased by 25 basis points at each quarterly meeting throughout 2006, finishing with a target range of 1.50-2.50% as of December 31, 2006.

Analysis of changes in net interest income
The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for 2006 compared to 2005 and for 2005 compared to 2004. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.
	2006 vs. 2005			2005 vs. 2004

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Cash and due from banks
Switzerland	4	10	14	1	7	8

Foreign	149	157	306	1	142	143

Interest-bearing deposits with banks
Switzerland	3	(1)	2	0	2	2

Foreign	46	79	125	27	19	46

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(309)	70	(239)	140	(18)	122

Foreign	1,675	5,021	6,696	987	4,838	5,825

Trading assets
Switzerland	(310)	(214)	(524)	171	113	284

Foreign	2,855	1,534	4,389	2,055	(881)	1,174

Investment securities
Switzerland	(4)	7	3	(2)	4	2

Foreign	108	68	176	49	64	113

Loans
Switzerland	221	229	450	105	203	308

Foreign	435	533	968	311	146	457

Other interest-earning assets
Switzerland	11	20	31	(1)	4	3

Foreign	975	781	1,756	500	817	1,317

Interest-earning assets
Switzerland	(384)	121	(263)	414	315	729

Foreign	6,243	8,173	14,416	3,930	5,145	9,075

Change in interest income	5,859	8,294	14,153	4,344	5,460	9,804

Average balances and interest rates exclude discontinued operations.

	2006 vs. 2005			2005 vs. 2004

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

Year ended December 31, in CHF m	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Deposits of banks
Switzerland	(8)	49	41	(6)	58	52

Foreign	595	664	1,259	210	676	886

Deposits of non-banks
Switzerland	85	440	525	24	200	224

Foreign	582	2,469	3,051	545	1,778	2,323

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(319)	177	(142)	145	46	191

Foreign	1,895	4,451	6,346	846	4,749	5,595

Trading liabilities
Switzerland	0	12	12	5	(27)	(22)

Foreign	1,161	588	1,749	783	(1,171)	(388)

Short-term borrowings
Switzerland	(18)	0	(18)	(24)	7	(17)

Foreign	145	148	293	24	103	127

Long-term debt
Switzerland	(22)	(81)	(103)	18	74	92

Foreign	678	(61)	617	605	357	962

Other interest-bearing liabilities
Switzerland	0	0	0	0	0	0

Foreign	460	415	875	146	231	377

Interest-bearing liabilities
Switzerland	(282)	597	315	162	358	520

Foreign	5,516	8,674	14,190	3,159	6,723	9,882

Change in interest expense	5,234	9,271	14,505	3,321	7,081	10,402

Change in net interest income
Switzerland	(102)	(476)	(578)	252	(43)	209

Foreign	727	(501)	226	771	(1,578)	(807)

Total change in net interest income	625	(977)	(352)	1,023	(1,621)	(598)

Average balances and interest rates exclude discontinued operations.

Deposits
Deposits by foreign depositors in Swiss offices amounted to CHF 44.6 billion, CHF 42.5 billion and CHF 37.2 billion as of December 31, 2006, 2005 and 2004, respectively.
The following table presents information on deposits for the years indicated. Designation of Switzerland versus Foreign was based upon the location of the office recording the deposit. Month-end balances were predominantly used in computing the averages disclosed below. The Group believes these amounts approximate daily averages.
	2006			2005			2004

Year ended December 31, in CHF m except where indicated	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Noninterest-bearing demand	13,650	–	–	12,691	–	–	10,246	–	–

Interest-bearing demand	48,099	321	0.7%	47,428	196	0.4%	52,183	139	0.3%

Savings deposits	43,489	254	0.6%	44,389	255	0.6%	43,605	257	0.6%

Time deposits	50,275	1,343	2.7%	37,608	572	1.5%	31,650	359	1.1%

Switzerland	155,513	1,918	1.2%	142,116	1,023	0.7%	137,684	755	0.5%

Noninterest-bearing demand	1,484	–	–	1,194	–	–	1,396	–	–

Interest-bearing demand	16,001	480	3.0%	12,308	297	2.4%	9,023	116	1.3%

Savings deposits	29	0	0.0%	26	0	0.0%	12	0	0.0%

Time deposits	221,573	9,998	4.5%	187,851	6,200	3.3%	148,825	3,164	2.1%

Foreign	239,087	10,478	4.4%	201,379	6,497	3.2%	159,256	3,280	2.1%

Total deposits	394,600	12,396	3.1%	343,495	7,520	2.2%	296,940	4,035	1.4%

The following table presents the aggregate of individual time deposits issued in Switzerland and in foreign offices, in the CHF equivalent of amounts greater than USD 100,000, together with their remaining maturities:
December 31, 2006, in CHF m	Switzerland	Foreign	Total

3 months or less	10	20,179	20,189

Over 3 through 6 months	0	13,674	13,674

Over 6 through 12 months	35	9,413	9,448

Over 12 months	0	1,051	1,051

Certificates of deposit	45	44,317	44,362

3 months or less	48,512	149,769	198,281

Over 3 through 6 months	2,678	7,614	10,292

Over 6 through 12 months	1,467	3,831	5,298

Over 12 months	343	7,396	7,739

Other time deposits	53,000	168,610	221,610

Total time deposits	53,045	212,927	265,972

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

The following table shows details of the Group’s significant short-term borrowings:
Year ended December 31, in CHF m	2006	2005	2004

Central bank funds purchased and securities sold under repurchase agreements and securities lending transactions
Outstanding as of December 31	288,444	309,803	239,724

Maximum amount outstanding at any month-end during the year	390,626	373,987	309,555

Approximate average amount outstanding during the year	345,231	313,255	267,238

Interest expense for the year ended December 31	17,878	11,674	5,888

Approximate weighted-average interest rate during the year	5.2%	3.7%	2.2%

Approximate weighted-average interest rate at year-end	4.6%	3.0%	2.4%

Commercial paper
Outstanding as of December 31	15,019	10,376	8,518

Maximum amount outstanding at any month-end during the year	17,429	10,376	17,636

Approximate average amount outstanding during the year	14,591	7,122	9,357

Interest expense for the year ended December 31	406	232	148

Approximate weighted-average interest rate during the year	2.8%	3.3%	1.6%

Approximate weighted-average interest rate at year-end	2.9%	1.4%	2.7%

Other short-term borrowings
Outstanding as of December 31	6,537	9,096	6,825

Maximum amount outstanding at any month-end during the year	9,846	10,248	7,518

Approximate average amount outstanding during the year	7,077	8,580	6,076

Interest expense for the year ended December 31	224	123	97

Approximate weighted-average interest rate during the year	3.2%	1.4%	1.6%

Approximate weighted-average interest rate at year-end	4.4%	1.5%	1.3%

Investment portfolio
Investment strategy
Our investment strategy is determined within the respective asset and liability management committee of each business. Exposures to market and interest rate risk are managed by modifying the components of the investment portfolio, either directly or through the use of derivatives. For additional information, see “Risk management – Market risk” in the Credit Suisse Group Annual Report 2006.

The following table presents the carrying value of financial investments:
December 31, in CHF m	2006		2005	2004

Debt securities issued by the Swiss federal, cantonal or local government entities	320		12,636	12,937

Debt securities issued by foreign governments	19,121		42,873	28,360

Corporate debt securities	984		41,364	42,119

Other	706		15,612	10,934

Total debt securities	21,131	1)	112,485	94,350

1) Decrease related to the sale of Winterthur.

The following table presents the maturities and weighted-average yields of debt securities included in financial investments:
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

December 31, 2006	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m

Debt securities issued by the Swiss federal, cantonal or local government entities	60	2.54%	170	3.14%	86	2.92%	0	–	316

Debt securities issued by foreign governments	2,843	2.10%	6,960	2.65%	9,850	3.22%	51	2.68%	19,704

Corporate debt securities	718	2.34%	52	2.06%	164	1.94%	49	2.94%	983

Other	484	4.49%	161	3.23%	50	2.51%	0	–	695

Total debt securities	4,105	2.43%	7,343	2.67%	10,150	3.19%	100	2.81%	21,698

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.

As of December 31, 2006, no aggregate investment in debt securities from any specific counterparty was in excess of 10% of consolidated shareholders’ equity.
Loan portfolio
The following table shows the movements in the allowance for loan losses:
in CHF m, except where indicated	2006	2005	2004	2003	2002

Balance January 1	2,241	3,038	4,646	7,427	9,348

Discontinued operations	(51)	0	0	0	0

Allowances acquired/(deconsolidated)	0	0	(24)	26	4

Discontinued operations/Change in scope of consolidation	(51)	0	(24)	26	4

Switzerland	(46)	(104)	65	410	880

Foreign	(82)	(30)	14	205	1,624

Net additions charged to the consolidated statements of income	(128)	(134)	79	615	2,504

Commercial	(256)	(515)	(663)	(1,418)	–

Consumer	(140)	(140)	(197)	(315)	–

Public authorities	(1)	(3)	(88)	0	–

Lease financings	(9)	(10)	6	(7)	–

Switzerland	(406)	(668)	(942)	(1,740)	–

Banks	0	0	(1)	(55)	–

Commercial	(318)	(269)	(811)	(1,511)	–

Consumer	(7)	(8)	(13)	(22)	–

Public authorities	0	0	(5)	(5)	–

Lease financings	0	(22)	(9)	0	–

Foreign	(325)	(299)	(839)	(1,593)	–

Gross write-offs1)	(731)	(967)	(1,781)	(3,333)	(3,692)

Commercial	24	27	22	28	–

Consumer	7	2	2	3	–

Switzerland	31	29	24	31	–

Banks	0	2	2	0	–

Commercial	110	102	32	17	–

Consumer	0	3	0	0	–

Foreign	110	107	34	17	–

Recoveries1)	141	136	58	48	61

Net write-offs	(590)	(831)	(1,723)	(3,285)	(3,631)

Provisions for interest	48	67	92	155	187

Foreign currency translation impact and other adjustments, net	(36)	101	(32)	(292)	(985)

Balance December 31	1,484	2,241	3,038	4,646	7,427

Average loan balance	199,870	196,593	184,787	181,723	184,299

Ratio of net write-offs to average loans	0.30%	0.42%	0.93%	1.81%	1.97%

Prior years not adjusted for discontinued operations.
1) The split of gross write-offs and recoveries by Switzerland and Foreign was implemented in 2003, and has not been applied retroactively.

The following table shows the analysis of the allowance for loan losses by Switzerland, Foreign and category:
	2006		2005		2004		2003		2002

December 31	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans

Banks	0	0.0%	0	0.0%	0	0.0%	0	0.0%	1	0.0%

Commercial	806	0.4%	1,091	0.5%	1,704	0.9%	2,339	1.3%	3,365	1.9%

Consumer	287	0.1%	418	0.2%	537	0.3%	694	0.4%	927	0.5%

Public authorities	1	0.0%	4	0.0%	11	0.0%	29	0.0%	24	0.0%

Lease financings	34	0.0%	45	0.0%	60	0.0%	21	0.0%	22	0.0%

Switzerland	1,128	0.5%	1,558	0.8%	2,312	1.2%	3,083	1.7%	4,339	2.4%

Banks	7	0.0%	10	0.0%	8	0.0%	9	0.0%	4	0.0%

Commercial	329	0.2%	628	0.3%	655	0.4%	1,496	0.9%	3,011	1.7%

Consumer	13	0.0%	39	0.0%	49	0.0%	51	0.0%	59	0.0%

Public authorities	7	0.0%	6	0.0%	5	0.0%	7	0.0%	14	0.0%

Lease financings	0	0.0%	0	0.0%	9	0.0%	0	0.0%	0	0.0%

Foreign	356	0.2%	683	0.3%	726	0.4%	1,563	0.9%	3,088	1.7%

Total allowance for loan losses	1,484	0.7%	2,241	1.1%	3,038	1.6%	4,646	2.6%	7,427	4.1%

of which on principal	1,272	0.6%	1,917	0.9%	2,526	1.4%	3,837	2.2%	6,331	3.5%

of which on interest	212	0.1%	324	0.2%	512	0.3%	809	0.5%	1,096	0.6%

The following table summarizes gross write-offs of loans by industry:
Year ended December 31, in CHF m	2006	2005	2004	2003	2002

Financial services	2	80	34	411	135

Real estate companies	34	91	144	321	712

Other services	145	82	131	106	298

Manufacturing	137	150	298	897	590

Wholesale and retail trade	41	208	492	188	320

Construction	31	21	58	101	173

Transportation	113	42	89	316	70

Health and social services	3	9	3	29	15

Hotels and restaurants	13	39	41	48	80

Agriculture and mining	49	7	13	51	177

Telecommunications	2	55	169	459	451

Non-profit and international organizations	4	0	2	2	2

Commercial	574	784	1,474	2,929	3,023

Banks	0	0	1	55	2

Consumer	147	148	210	337	661

Public authorities	1	3	93	5	0

Lease financings	9	32	3	7	6

Total gross write-offs	731	967	1,781	3,333	3,692

The following table sets forth the details of the Switzerland and Foreign loan portfolio:
December 31, in CHF m, except where indicated	2006	2005	2004	2003	2002

Banks	24	1,801	1,558	1,254	1,416

Commercial	44,253	43,972	43,000	42,811	47,693

Consumer	82,133	81,388	76,010	70,932	65,029

Public authorities	1,263	3,481	3,894	3,419	3,107

Lease financings	3,360	2,979	2,696	3,481	3,230

Switzerland	131,033	133,621	127,158	121,897	120,475

Banks	8,940	8,555	7,233	7,876	8,841

Commercial	55,424	46,110	33,873	31,264	38,648

Consumer	13,073	18,398	18,248	19,741	18,330

Public authorities	905	1,026	679	797	1,586

Lease financings	228	138	130	144	165

Foreign	78,570	74,227	60,163	59,822	67,570

Loans, gross	209,603	207,848	187,321	181,719	188,045

Deferred expenses, net	8	64	116	106	179

Allowance for loan losses	(1,484)	(2,241)	(3,038)	(4,646)	(7,427)

Total loans, net	208,127	205,671	184,399	177,179	180,797

Percentage of allowance for loan losses	0.7%	1.1%	1.6%	2.6%	4.1%

The following table sets forth the details of the loan portfolio by industry:
December 31, in CHF m	2006	2005

Financial services	24,330	23,967

Real estate companies	19,734	18,900

Other services	16,805	13,123

Manufacturing	10,406	9,563

Wholesale and retail trade	7,232	8,001

Construction	1,751	2,686

Transportation	5,444	4,453

Health and social services	1,479	2,184

Hotels and restaurants	1,143	1,161

Agriculture and mining	8,194	4,557

Telecom	2,924	1,222

Non-profit and international organizations	235	265

Commercial	99,677	90,082

Car leasing	1,202	935

Real estate leasing	598	575

Leasing of capital goods	1,788	1,607

Lease financings	3,588	3,117

Banks	8,964	10,356

Consumers	95,206	99,786

Public authorities	2,168	4,507

Loans, gross	209,603	207,848

Deferred expenses, net	8	64

Allowance for loan losses	(1,484)	(2,241)

Total loans, net	208,127	205,671

The following table sets forth the details of the loan portfolio by time remaining until contractual maturity by category:
December 31, 2006, in CHF m	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	1)	Self- amortizing loans	2)	Total

Banks	24	0	0	0		0		24

Commercial	19,861	12,601	3,747	7,101		943		44,253

Consumer	24,494	38,151	8,817	9,227		1,444		82,133

Public authorities	447	566	203	47		0		1,263

Lease financings	0	184	0	0		3,176		3,360

Switzerland	44,826	51,502	12,767	16,375		5,563		131,033

Banks	1,783	1,667	5,447	43		0		8,940

Commercial	34,416	10,125	4,022	2,126		4,735		55,424

Consumer	9,302	968	289	1,146		1,368		13,073

Public authorities	257	91	393	0		164		905

Lease financings	3	113	13	0		99		228

Foreign	45,761	12,964	10,164	3,315		6,366		78,570

Loans, gross	90,587	64,466	22,931	19,690		11,929		209,603

of which fixed rate	57,215	57,598	20,126	0		8,359		143,298

of which variable rate	33,372	6,868	2,805	19,690		3,570		66,305

Deferred expenses, net								8

Allowance for loan losses								(1,484)

Total loans, net								208,127

1) Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2) Self-amortizing loans include loans with monthly interest and principal payments. These loans are principally consumer loans and lease financings.

Non-performing loans
For additional information about non-performing loans see “Risk management – Credit risk” in the Credit Suisse Group Annual Report 2006.
The following table sets forth management’s estimate of non-performing loans, without giving effect to available security or related specific allowances:
						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2006	2005	2004	2003	2002	2006	2005	2006	2005

Switzerland	814	1,031	1,423	1,893	3,888	34	43	8	16

Foreign	233	292	348	1,084	2,485	23	21	15	10

Non-performing loans	1,047	1,323	1,771	2,977	6,373	57	64	23	26

Switzerland	522	760	1,237	1,619	1,986	46	55	0	0

Foreign	23	85	44	150	340	4	7	0	0

Noninterest-earning loans	545	845	1,281	1,769	2,326	50	62	0	0

Total non-performing loans	1,592	2,168	3,052	4,746	8,699	107	126	23	26

Potential problem loans
For additional information about potential problem loans see “Risk management – Credit risk” in the Credit Suisse Group Annual Report 2006.

December 31, in CHF m	2006	2005	2004	2003	2002

Switzerland	372	700	1,012	1,636	1,810

Foreign	145	374	491	542	1,774

Total potential problem loans	517	1,074	1,503	2,178	3,584

Restructured loans
						Interest income which would have been recognized		Interest income which was recognized

December 31, in CHF m	2006	2005	2004	2003	2002	2006	2005	2006	2005

Switzerland	22	21	95	21	52	1	1	1	1

Foreign	0	56	22	262	231	1	3	1	3

Total restructured loans	22	77	117	283	283	2	4	2	4

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

The following table represents cross-border outstandings as of the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 0.75% of total assets as of December 31, 2006, 2005 and 2004. Deducted from the gross outstandings are guaranteed or secured loans, provided the political and transfer risks are also covered explicitly by the guarantee or security.
in CHF m	Banks	Commercial (includes lease financing)	Consumer	Public authorities	Subtotal	Net local country assets over liabilities	Commit- ments	Total

December 31, 2006
United States	19,385	43,411	268	7,673	70,737	96,922	88,524	256,183

France	17,805	12,446	294	11,560	42,105	0	7,604	49,709

Germany	14,263	15,888	404	12,016	42,571	495	5,801	48,867

United Kingdom	6,439	6,514	114	19	13,086	0	21,414	34,500

Cayman Islands	561	26,555	13	32	27,161	0	3,658	30,819

The Netherlands	6,946	9,393	145	3,880	20,364	6	1,032	21,402

Japan	3,843	9,313	12	1,596	14,764	2,923	1,051	18,738

Italy	3,007	3,395	252	9,448	16,102	0	782	16,884

Luxembourg	3,160	6,467	28	426	10,081	1,288	1,042	12,411

Ireland	2,377	9,063	5	28	11,473	0	562	12,035

Russia	2,833	6,279	77	1,212	10,401	0	1,254	11,655

South Korea	906	3,884	1	28	4,819	5,419	714	10,952

Spain	1,430	3,976	39	4,067	9,512	182	670	10,364

December 31, 2005
United States	30,023	36,991	93	1,285	68,392	30,428	122,019	220,839

Germany	15,849	11,453	555	13,925	41,782	0	2,141	43,923

United Kingdom	6,193	9,141	323	210	15,867	0	25,134	41,001

France	13,217	9,922	119	8,309	31,567	0	4,671	36,238

The Netherlands	12,550	10,703	3,283	3,381	29,917	0	2,338	32,255

Cayman Islands	2,295	17,082	583	0	19,960	0	935	20,895

Italy	3,124	5,866	309	6,723	16,022	3	548	16,573

Japan	2,129	3,808	21	1,906	7,864	5,493	915	14,272

Luxembourg	2,080	8,460	40	211	10,791	1,631	494	12,916

Ireland	5,329	5,728	3	72	11,132	0	320	11,452

December 31, 2004
United States	25,062	40,866	942	1,786	68,656	0	68,547	137,203

Germany	21,217	8,786	956	8,476	39,435	0	4,629	44,064

France	10,551	10,437	385	6,032	27,405	320	3,628	31,353

United Kingdom	7,868	9,437	1,433	1,017	19,755	0	5,650	25,405

The Netherlands	8,213	8,389	3,534	1,002	21,138	0	2,353	23,491

Italy	7,936	3,790	334	8,246	20,306	292	844	21,442

Cayman Islands	337	10,483	77	11	10,908	0	1,853	12,761

Luxembourg	2,195	4,431	809	170	7,605	1,731	677	10,013

Spain	2,432	1,495	64	4,790	8,781	0	308	9,089

Item 6: Directors, senior management and employees
Information on Credit Suisse Group’s directors, senior management and employees is included in “Corporate governance” in the Credit Suisse Group Annual Report 2006 on pages 85 to 131 and such information is incorporated herein by reference.

For further information on compensation, see note 24 “Employee share-based compensation and other benefits” and note 25 “Related parties” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

Item 7: Major shareholders and related party transactions
For further information on Credit Suisse Group’s major shareholders and related party transactions, see “Corporate governance” on pages 85 to 131 in the Credit Suisse Group Annual Report 2006, in particular page 88, Shareholders, and note 25 “Related parties” in the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2006, and such information is incorporated herein by reference.

Item 8: Financial information
Consolidated financial statements
See the section “Financial information” in the Credit Suisse Group Annual Report 2006.
Legal proceedings
The Group is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. For further information on legal proceedings, see note 34 “Litigation and other contingencies” in the Notes to the consolidated financial statements in the Credit Suisse Group Annual Report 2006.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Investment Banking, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax, originally established in 2002, and brings the total reserve for these private litigation matters as of December 31, 2006, to CHF 1.2 billion (USD 1.0 billion) after deductions for settlements.

South Africa litigation
Two purported class action lawsuits were filed in the US District Court for the Southern District of New York (SDNY), in June 2002 and August 2002, respectively, alleging that Credit Suisse Group and numerous other defendants are liable under international and US law by virtue of having conducted business in South Africa during the apartheid era prior to 1995. In one of these cases, the complaint has since been amended to delete the Group as a defendant. In addition, another case that is not a class action was filed in the US District Court for the Eastern District of New York (EDNY) in November 2002 in respect of the same allegations. These cases (and similar cases against others) have been transferred to the SDNY for coordinated pre-trial proceedings. The Group has been served with process in the non-class action case, and joined in a motion to dismiss that case. Motions to dismiss these three cases were fully briefed and argued. Both the South African government and the US government filed papers supporting dismissal of the plaintiffs’ claims. In November 2004, the court granted the motions to dismiss. Plaintiffs in all three cases have appealed to the US Court of Appeals for the Second Circuit (Second Circuit). The appeal was argued in early 2006, and a decision from the Second Circuit is expected in 2007.

A related case that is not a class action was filed in the EDNY in March 2003 and names a number of corporate defendants, including Credit Suisse, which has been served. This case was transferred to the SDNY and has effectively been stayed pending resolution of matters in the cases discussed above.

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

In October 2004, the SDNY granted in substantial part plaintiffs’ motion for class certification in each of six “focus” cases. The SDNY stated that the order “is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions.” In June 2005, the Second Circuit granted the underwriter defendants permission to appeal the class certification order. In June 2006, the Second Circuit heard oral argument on the underwriter defendants’ appeal. In December 2006, the Second Circuit vacated the SDNY’s decision and ruled that the cases pending on the appeal “may not be certified as class actions.” In January 2007, the plaintiffs in the six focus cases filed a petition for rehearing with the Second Circuit.

Separately, in February 2005, the SDNY preliminarily approved a settlement between plaintiffs and the issuer defendants and the issuers’ officers and directors.
Since March 2001, CSS LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the SDNY, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer’s shares in follow-on offerings and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged “tie-in” arrangements are further alleged to have artificially inflated the market price for the securities.

In November 2003, the SDNY dismissed the action with prejudice as to all defendants. In September 2005, the Second Circuit vacated the SDNY’s dismissal of the action and remanded the case to the SDNY for further proceedings. The underwriter defendants filed a motion in the Second Circuit to stay the issuance of the mandate remanding the cases to the SDNY pending the filing of a petition for writ of certiorari to the US Supreme Court, which was granted. In March 2006, the underwriter defendants filed a petition for a writ of certiorari, and that petition was granted by the US Supreme Court in December 2006.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, two federal class action cases are pending, one in the SDNY and one in the US District Court for the District of Massachusetts. These cases were brought on behalf of purchasers of shares of Lantronix, Inc. and AOL Time Warner Inc., respectively.

Enron-related litigation and inquiries
Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities and alleged additional violations of the federal securities laws. In June 2006, the Credit Suisse entities filed a motion for summary judgment to dismiss the action, which is pending. That motion is now fully briefed. In July 2006, the court certified a class in the action. The Credit Suisse entities and other defendants have appealed this class certification decision to the US Court of Appeals for the Fifth Circuit (Fifth Circuit), and oral argument was held in February 2007. In a decision on March 19, 2007, the Fifth Circuit reversed the class certification decision and remanded the matter back to the district court “for further proceedings as appropriate.” In light of this decision, the district court has stayed the trial of this matter while the plaintiffs consider further appellate options.

In April 2005, the bank defendants in the Newby action, including CSS LLC and its affiliates, filed a cross-claim against Arthur Andersen LLP and cross-claims or third-party claims against certain former Enron executives, for contribution in the event that the bank defendants are found liable on any of the plaintiffs’ claims.

Several remaining actions filed against CSS LLC and certain of its affiliates and other parties have been consolidated or coordinated with the Newby action. In four of those cases, plaintiffs have filed amended complaints, and CSS LLC and other defendants have moved, or will move, to dismiss. In one case, plaintiffs have moved for leave to file an amended complaint and that motion is fully briefed and pending. Several actions against Arthur Andersen LLP, in which Andersen brought claims for contribution against CSS LLC and its affiliates and other parties as third-party defendants, have been dismissed with prejudice, and plaintiffs in those cases are appealing the dismissals to the Fifth Circuit.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. In November 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner’s conclusions with respect to several parties, including CSS LLC and certain of its affiliates. Enron subsequently brought four adversary proceedings against CSS LLC and certain of its affiliates seeking to recoup money allegedly owed to the bankruptcy estate. All but one of those adversary proceedings have now been settled. The remaining adversary proceeding relates to equity forward and swap transactions.

CSS LLC and certain of its affiliates have received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. CSS LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio and are known as the MDL cases, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. CSS LLC has filed motions to dismiss these cases.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions against CSS LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. CSS LLC and its affiliates have filed a motion to dismiss that action.

The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. CSS LLC and its affiliates have answered that complaint.

A claims trust also commenced a suit in the bankruptcy court against certain affiliates of Credit Suisse seeking to recover an alleged preference payment from NCFE prior to its bankruptcy filing. A settlement was reached in this matter in August 2006.

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action lawsuits filed in the SDNY relating to Refco Inc. The actions allege violations of the disclosure requirements of the federal securities laws in connection with a Refco notes offering in 2004 and Refco’s IPO in August 2005. The actions have been consolidated into the matter In re Refco, Inc. Securities Litigation. In July 2006, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering in 2004.

CSS LLC and certain of its affiliates have received subpoenas and requests for information from certain regulators, including the SEC, regarding Refco. CSS LLC and its affiliates have cooperated with such inquiries and requests.

Parmalat-related legal proceedings
Credit Suisse International is the subject of legal proceedings commenced in August 2004 before the Court of Parma in Italy by Dr. Enrico Bondi, as extraordinary administrator, on behalf of Parmalat SpA (in extraordinary administration), relating to an agreement entered into between Credit Suisse International and Parmalat SpA in December 2001. The extraordinary administrator seeks to have the agreement set aside and demands repayment by Credit Suisse International of approximately EUR 248 million.

The extraordinary administrator also commenced two further actions before the Court of Parma against: (i) Credit Suisse International and Credit Suisse Securities (Europe) Limited (CSSEL), seeking damages on the basis of allegations that, through the December 2001 transaction, Credit Suisse International delayed the insolvency of Parmalat Participações of Brazil and consequently of Parmalat SpA, with the result that Parmalat’s overall loss increased by approximately EUR 7.1 billion between January 2002 and the declaration of its insolvency in December 2003; and (ii) Credit Suisse International and certain other banks, seeking damages on the basis of allegations that, through various derivatives transactions in 2003, Credit Suisse International and those other banks delayed the insolvency of Parmalat SpA with the result that its overall loss increased by approximately EUR 2 billion between July and December 2003. In addition, claims for unquantified damages have been filed in Italy against Credit Suisse entities on behalf of a number of individuals claiming to have suffered losses as a result of the actions of a Credit Suisse employee.

Credit Suisse International has made a claim in the reorganization proceedings of Parmalat Participações of Brazil in respect of EUR 500 million of bonds issued by that entity and held by Credit Suisse International. This claim has so far been rejected by the trustee. Credit Suisse International has also made a claim in the same proceedings in relation to a USD 5 million promissory note guaranteed by Parmalat and assigned to Credit Suisse International. This claim has so far been admitted by the trustee. Parmalat Participações has made a claim in response alleging that the debt represented by the bonds has already been paid and asserting that it is therefore entitled under Brazilian law to twice the amount of the debt claimed by Credit Suisse International.

In connection with two loans granted to Parmalat Participacoes of Brazil evidenced by promissory notes and guaranteed by Parmalat SpA, Credit Suisse has brought claims in the amount of USD 45 million in Brazilian and Italian courts for its recognition as a creditor in the insolvency proceedings of the two entities. A decision by the Brazilian courts is still pending. The claim has been refused by the Extraordinary Commissioner in Italy, and Credit Suisse has appealed to the Italian courts. A decision by the Italian courts is still pending.

Proceedings have been filed in the SDNY against Credit Suisse by Farmland Dairies and Parmalat-USA Corporation, US subsidiaries of Parmalat. The allegations against Credit Suisse make reference to the December 2001 transaction. In August 2006, the SDNY dismissed the complaint in the Farmland Dairies action, with leave to re-plead. In September 2006, both Farmland Dairies and Parmalat-USA Corporation filed amended complaints asserting claims against Credit Suisse, Credit Suisse International and CSSEL. The Credit Suisse entities have filed motions to dismiss in both actions.

Proceedings were also brought in the SDNY by Parmalat investors against various defendants, including Credit Suisse, seeking unquantified damages. The allegations against Credit Suisse make reference to the December 2001 transaction. The claims against Credit Suisse were subsequently dismissed except to the extent that they were brought by US investors. The complaint was then amended to assert claims against the Group, Credit Suisse International and CSSEL. The Credit Suisse entities have entered into a memorandum of understanding which, subject to final documentation, will settle the case.

Dividend policy
Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. Within these legal constraints, we maintain a flexible dividend policy.

For 2006, Credit Suisse Group’s Board of Directors will propose a distribution of CHF 2.70 per share to the shareholders at the Annual General Meeting on May 4, 2007. The proposed distribution consists of a dividend of CHF 2.24, to be paid out on May 10, 2007, and a par value reduction of CHF 0.46, to be paid out on July 18, 2007. Both distributions are subject to approval at the Annual General Meeting.

The following table outlines the dividends paid for the years ended December 31:
Dividend per ordinary share	USD	1)	CHF

2005	1.61		2.00

2004	1.20		1.50

20032)	0.40		0.50

2002	0.07		0.10

20013)	1.20		2.00

1) For details of the period-end exchange rates used, see Item 3 "Key information – Exchange rate information." 2) Repayment out of share capital as approved on April 30, 2004, in lieu of a dividend for financial year 2003. 3) Repayment out of share capital as approved on May 31, 2002, in lieu of a dividend for financial year 2001.

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

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for one share on the SWX or from June 25, 2001, virt-x, and the average daily trading volume as reported by the SWX or virt-x:
		Shares in CHF

Period	Average trading volumes	High	Low

2007
March (through March 16)	10,527,999	88.0	82.0

February	6,851,935	93.6	84.5

January	6,490,925	88.5	83.7

2006	5,966,280	85.4	62.7

Fourth quarter	5,765,243	85.4	72.1

December	4,927,349	85.4	79.2

November	6,699,172	81.5	75.0

October	5,554,949	77.3	72.1

Third quarter	5,537,712	74.2	62.7

Second quarter	6,644,744	78.9	62.9

First quarter	5,956,685	78.5	68.3

2005	5,509,548	68.5	46.9

Fourth quarter	5,431,395	68.5	54.4

Third quarter	5,271,434	58.4	50.1

Second quarter	5,865,559	53.0	47.9

First quarter	5,481,944	53.0	46.9

2004	5,687,787	49.5	37.4

2003	6,599,622	48.7	20.7

2002	6,828,666	73.6	20.6

The Group’s shares are in registered form with a par value of CHF 0.50 per share. The Group’s Board of Directors will propose a par value reduction and capital repayment of CHF 0.46 per share to the shareholders at the Annual General Meeting on May 4, 2007.

Official trading of the Group’s shares in the form of ADSs on the New York Stock Exchange began on September 25, 2001, under the symbol “CSR.”
The following table sets forth, for the periods indicated, the reported highest and lowest closing prices of ADSs, each representing one share on the New York Stock Exchange and the average daily trading volume, as reported by the New York Stock Exchange:
		American Depositary Shares in USD

Period	Average trading volumes	High	Low

2007
March (through March 16)	835,881	71.6	67.8

February	646,539	75.9	69.3

January	367,218	71.7	53.5

2006	342,040	70.0	50.1

Fourth quarter	422,998	70.0	58.0

December	401,785	70.0	66.6

November	458,190	66.3	59.7

October	408,691	61.2	58.0

Third quarter	257,470	59.3	50.3

Second quarter	338,029	63.9	50.1

First quarter	349,787	60.2	53.4

2005	215,985	52.9	38.8

Fourth quarter	296,321	52.9	42.1

Third quarter	161,584	46.6	38.8

Second quarter	182,372	44.3	38.9

First quarter	225,359	45.9	39.5

2004	173,123	42.5	30.0

2003	193,805	36.4	15.9

2002	111,352	44.6	13.7

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

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to SFBC regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to SFBC rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of the SWX and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares. For further information on trading in the Group’s shares, see Item 10 “Additional information – Repurchase of shares.”

The Group may from time to time place orders for its own shares to satisfy obligations under various employee and management incentive share plans, and potentially for shares to be used as payment in acquisitions. In addition, the Group may purchase shares with the intent of cancellation. Typically in Switzerland, the purchase of shares for cancellation is done under a separate program from the repurchase of shares to be re-issued under employee and management incentive share plans.

Following the approval by the Annual General Meeting 2005, the Group commenced a share repurchase program for a value of up to CHF 6 billion for a maximum of two years. This share repurchase program was completed as of March 16, 2007, with a repurchase of 87,789,000 shares with a value of CHF 6 billion. Subject to approval of the shareholders at the Annual General Meeting 2007, the Group’s Board of Directors will launch a share repurchase program for a value of up to CHF 8 billion. If approved, the program will commence after the Annual General Meeting 2007 and will last for a maximum of three years. The registered shares are repurchased via a second trading line on virt-x and then cancelled.

For further information related to share repurchases, see Item 16E “Purchases of equity securities by the issuer and affiliated purchasers.”
Item 10: Additional information
Articles of association
For a summary of the material provisions of the Group’s Articles of Association (AoA) and the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as they relate to the Group’s shares, see the summaries contained in the sections “Corporate governance – Shareholders and – Changes of control and defense measures” on pages 88 and 128, respectively, in the Credit Suisse Group Annual Report 2006. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the AoA, copies of which are available at the Group’s main office, Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland, or on the Group’s website www.credit-suisse.com.

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

Directors
The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents or financing providers), other than at arms’ length, must be repaid to the corporation if the shareholder or director was acting in bad faith. The Group’s AoA provides that the Board of Directors determines the yearly remuneration of the directors. Such remuneration is determined by the Group’s Board of Directors upon recommendation of the Compensation Committee of the Group’s Board of Directors.

The Group’s AoA provides that the Board of Directors shall consist of a minimum of seven members. The members of the Group’s Board of Directors are elected for a period of three years and are eligible for re-election, without any term limitations. According to the Organizational Guidelines and Regulations (OGR), the age limit for members of the Board of Directors is 70.

Neither Swiss law nor the AoA restricts in any way the Group’s power to borrow and raise funds. The decision to borrow funds is passed by or under the direction of the Group’s Board of Directors, with no shareholders’ resolution required.

Dividends
Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. The Group’s reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

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

Repurchase of shares
Swiss law limits a corporation’s ability to hold or repurchase its own shares. The Group may only repurchase shares if it has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of the Group’s nominal share capital. Furthermore, the Group must create a special reserve in its consolidated balance sheets in the amount of the purchase price of the acquired shares. Shares repurchased by the Group do not carry any voting rights at shareholders’ meetings. For further information on shares repurchased, see Item 16E “Purchases of equity securities by the issuer and affiliated purchasers for a description of the Group’s recent share repurchases.”

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

Liquidation
Under Swiss law and the Group’s AoA, the Group may be dissolved at any time by a shareholders’ resolution which must be passed by: (i) a supermajority of at least three quarters of the votes cast at the meeting in the event the Group is to be dissolved by way of liquidation; or (ii) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if the Group becomes bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Disclosure of principal shareholders
Under the applicable provisions of the Stock Exchange Act, persons acting individually or in concert who acquire or dispose of shares and thereby reach, exceed or fall below the respective thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the total voting rights of a Swiss listed corporation must notify the corporation and the SWX of such transactions, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, the Group must disclose in the notes to its annual consolidated financial statements the identity of any shareholders who own in excess of 5% of the Group’s shares.

Exchange controls
There are no restrictions presently in force under the Group’s AoA or Swiss law that limit the right of non-resident or foreign owners to hold the Group’s securities freely or, when entitled, to vote its securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. These sanctions include those imposed on persons or organizations with links to Osama bin Laden, the “al Qaeda” group or the Taliban, to Iraq, Liberia, Myanmar, Zimbabwe, Sierra Leone, Ivory Coast, Sudan, Democratic Republic of Congo, Uzbekistan, Belarus and North Korea and to certain persons linked to the murderer of former Lebanese Prime Minister Rafik Hariri. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of the Group’s securities.

Indemnification
Neither the Group’s AoA nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is the Group’s policy to indemnify its current or former directors and/or employees against certain losses and expenses in respect of service as a director or employee of the Group, one of the Group’s affiliates or another entity, which the Group has approved, subject to specific conditions or exclusions. The Group maintains directors’ and officers’ insurance for its directors and officers.

American Depositary Shares (ADSs)
Under Swiss law, holders of ADSs are not shareholders and are not recorded in the Group’s share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

Material contract
On June 13, 2006, the Group entered into a share purchase agreement for the sale of Winterthur, its insurance subsidiary, to AXA S.A. for a cash payment of CHF 12.3 billion. Under the terms of the agreement, AXA S.A acquired 100% of Winterthur. The transaction, which was subject to customary regulatory approvals and closing conditions, closed on December 22, 2006. A non-compete clause will remain in effect between the parties for two years from the closing date. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the agreement. A copy of the share purchase agreement is filed as an exhibit.

Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs, which we refer to collectively in this section as Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than CHF or USD.

This summary is based on the current tax laws of Switzerland and the United States, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (Treaty), the US Internal Revenue Code of 1986, as amended (Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

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

Residents of the United States
A non-Swiss resident holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SWX/virt-x may be subject to a minor SWX/virt-x levy on the sale proceeds (this levy also includes the SFBC surcharge).

US federal income tax
For purposes of this discussion, a “US Holder” is any beneficial owner of Shares that is: (i) a citizen or resident of the United States; (ii) a corporation organized under the laws of the United States or any political subdivision thereof; or (iii) any other person that is subject to US federal income tax on a net income basis in respect of Shares. A “Non-US Holder” is any beneficial owner of Shares that is a foreign corporation or non-resident alien individual.

Taxation of dividends
US Holders
For US federal income tax purposes a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. Holders of our Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the United States. Subject to the limitations and conditions provided in the Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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

Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder: (i) establishes that it is a corporation or other exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

A Non-US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Item 11: Quantitative disclosure about market risk
Information regarding quantitative and qualitative disclosures about market risk is set forth under “Risk management” in the Credit Suisse Group Annual Report 2006 on pages 61 to 84 and such information is incorporated herein by reference.

Item 15: Controls and procedures

Information regarding controls and procedures is set forth under “Controls and procedures” in the Credit Suisse Group Annual Report 2006 on page 229 and such information is incorporated herein by reference.

Item 16A: Audit committee financial expert
Information regarding the audit committee financial expert is set forth under “Corporate governance” in the Credit Suisse Group Annual Report 2006 on page 94 and such information is incorporated herein by reference.

Item 16B: Code of ethics
Information regarding Credit Suisse Group’s Code of Ethics (Code of Conduct) is set forth under “Corporate governance” in the Credit Suisse Group Annual Report 2006 on page 87 and such information is incorporated herein by reference.

Item 16C: Principal accountant fees and services
Information on Credit Suisse Group’s Principal Accountant Fees and Services is set forth under “Corporate governance” in the Credit Suisse Group Annual Report 2006 on page 130 and such information is incorporated herein by reference.

Item 16E: Purchases of equity securities by the issuer and affiliated purchasers
The table below sets forth the information with respect to purchases of common shares made by or on behalf of Credit Suisse Group during 2006:
Period	Total number of shares purchased	1)	Average price paid for share in CHF	Total number of shares purchased as part of publicly announced plans or programs	2)	Maximum value of shares in CHF that may yet be purchased under the plans or programs

January 1 to January 31, 2006	16,722,305		70.88	0		4,632,433,219

February 1 to February 28, 2006	38,487,548		73.72	2,855,000		4,422,362,487

March 1 to March 31, 2006	33,128,646		71.63	5,092,800		4,051,675,950

April 1 to April 30, 2006	16,295,755		75.02	1,600,000		3,933,220,240

May 1 to May 31, 2006	48,707,400		70.52	5,925,000		3,508,227,932

June 1 to June 30, 2006	38,290,439		67.06	9,765,000		2,854,459,741

July 1 to July 31, 2006	15,983,065		66.22	3,100,000		2,647,736,959

August 1 to August 31, 2006	18,719,788		67.59	4,700,000		2,329,463,859

September 1 to September 30, 2006	19,494,740		71.61	3,520,000		2,079,777,328

October 1 to October 31, 2006	19,339,681		74.96	1,490,000		1,968,254,310

November 1 to November 30, 2006	33,652,624		79.58	6,400,000		1,455,543,296

December 1 to December 31, 2006	24,214,907		82.31	5,835,000		981,541,545

Total shares repurchased during the period	323,036,898			50,282,800

Total shares sold or re-issued during the period3)	259,033,929

1) In 2006, of the total number of shares purchased throughout the year, 272,754,098 were purchased on the first trading line of virt-x as part of the Group's normal trading and market-making activities, and 50,282,800 were purchased on the second trading line of virt-x as part of a publicly announced share repurchase program. These shares are only held for a limited period before being sold back into the market. 2) On April 29, 2005, the Annual General Meeting (AGM) approved the launch of a repurchase program of up to a maximum of CHF 6 billion. The program commenced after the AGM and will last for a maximum of two years from that date. These shares are repurchased exclusively by Credit Suisse Group via a second trading line on virt-x and will be subsequently cancelled, subject to shareholder approval. The Board of Directors will also propose a new share repurchase program of up to CHF 8 billion at the AGM on May 4, 2007. If approved by the shareholders, the program will commence after the AGM and last for a maximum of three years. The shares would be repurchased through a second trading line on virt-x and cancelled. 34,000,000 treasury shares were cancelled in the third quarter of 2006. 3) During 2006, 238,906,412 shares were sold as part of market-making activities and 20,127,517 shares were delivered to employees as part of their share-based compensation.

Item 18: Consolidated financial statements
Credit Suisse Group’s consolidated financial statements, together with the notes and schedules thereto and the “Report of the Independent Registered Public Accounting Firm” thereon, are set forth in the Credit Suisse Group Annual Report 2006 on pages 133 to 228 and such information is incorporated herein by reference.

Item 19: Exhibits
No. Exhibit title

1.1 Articles of association (Statuten) of Credit Suisse Group as of January 30, 2007.

1.2 Regulations governing the conduct of business of Credit Suisse Group (OGR) as of January 1, 2007.

4.1 Share Purchase Agreement, dated June 13, 2006, by and between Credit Suisse Group and AXA S.A. regarding Purchase and Sale of all Shares of Winterthur.

8.1 Significant subsidiaries of the Registrant are set forth in note 35, Significant subsidiaries and associates, in the Credit Suisse Group Annual Report 2006 and such information is incorporated herein by reference.

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

15.1 Computation of ratio of earnings to fixed charges.

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
Zurich, March 26, 2007

/s/ Urs Rohner /s/ Renato Fassbind

Name: Urs Rohner Name: Renato Fassbind
Title: General Counsel Title: Chief Financial Officer

Credit Suisse Group
Annual Report 2006
Highlights 2006

CHF 38,603 million
Credit Suisse Group’s net revenues amounted to CHF 38,603 million in 2006, an increase of 27% compared to 2005.

CHF 11,327 million
Net income for 2006 totaled CHF 11,327 million, up 94% compared to 2005.

CHF 8,281million
Income from continuing operations was CHF 8,281 million, up 83% compared to 2005.

CHF 95.4 billion
In 2006, Credit Suisse Group recorded net new assets of CHF 95.4 billion, compared to CHF 57.4 billion in 2005.

CHF 1,485.1 billion
Assets under management stood at CHF 1,485.1 billion as of December 31, 2006, up 12.6% from December 31, 2005.

44,871
At year end 2006, Credit Suisse Group employed 44,871 people, of which 20,353 were in Switzerland and 24,518 were in more than 50 countries around the globe.

For purposes of the Annual Report, unless the context otherwise requires, the terms
“Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Credit Suisse Group financial highlights

Year ended December 31, in CHF m, except where indicated	2006	2005	2004

Consolidated statements of income
Net revenues	38,603	30,489	27,033

Income from continuing operations	8,281	4,526	4,996

Income from discontinued operations, net of tax1)	3,070	1,310	639

Net income	11,327	5,850	5,628

Return on equity	27.5%	15.4%	15.9%

Earnings per share, in CHF
Basic earnings per share from continuing operations1)	7.53	3.98	4.25

Basic earnings per share	10.30	5.17	4.80

Diluted earnings per share from continuing operations1)	7.19	3.90	4.23

Diluted earnings per share	9.83	5.02	4.75

Cost/income ratio - reported	63.2%	76.2%	72.4%

Cost/income ratio2)	69.6%	81.6%	75.4%

Net new assets, in CHF bn	95.4	57.4	28.2

December 31, in CHF m, except where indicated	2006		2005

Assets under management, in CHF bn	1,485.1		1,319.4

Consolidated balance sheet
Total assets	1,255,956	3)	1,339,052

Shareholders' equity	43,586		42,118

Consolidated BIS capital data
Risk-weighted assets	253,676		232,891

Tier 1 ratio	13.9%		11.3%

Total capital ratio	18.4%		13.7%

Number of employees
Switzerland - Banking	20,353		20,194

Outside Switzerland - Banking	24,518		24,370

Winterthur	0	3)	18,959

Number of employees (full-time equivalents)	44,871		63,523

Stock market data
Share price per registered share, in CHF	85.25		67.00

Share price per American Depositary Share, in USD	69.85		50.95

Market capitalization	90,575		75,399

Market capitalization, in USD m	74,213		57,337

Book value per share, in CHF	41.02		37.43

Par value reduction, in CHF	0.46	4)	–

Dividend per registered share, in CHF	2.24	4)	2.00

1) Before extraordinary items and cumulative effect of accounting changes. 2) Excludes minority interest revenues of CHF 3,663 million, CHF 2,074 million and CHF 1,088 million and minority interest expenses of CHF 103 million, CHF 32 million and CHF 16 million in 2006, 2005 and 2004, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. 3) Impacted by the sale of Winterthur on December 22, 2006. 4) Proposal of the Board of Directors to the Annual General Meeting on May 4, 2007.

Financial calendar

First quarter results 2007	Wednesday, May 2, 2007

Annual General Meeting	Friday, May 4, 2007

Dividend payment	Thursday, May 10, 2007

Par value reduction payment	Wednesday, July 18, 2007

Second quarter results 2007	Thursday, August 2, 2007

Third quarter results 2007	Thursday, November 1, 2007

Ticker symbols / Stock exchange listings

	Bloomberg	Reuters		Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX		CSGN,380

New York Stock Exchange (ADS)1)	CS US	CS.N		CS,065

	CSG share	ADS	1)

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number		225 401 108

1) One ADS represents one common share.

Ratings

		Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group	Short term	–	A-1	F1+

	Long term	Aa3	A+	AA-

	Outlook	Stable	Stable	Stable

Credit Suisse	Short term	P-1	A-1+	F1+

	Long term	Aa3	AA-	AA-

	Outlook	Stable	Stable	Stable

Share data

December 31	2006	2005

Shares issued	1,214,862,013	1,247,752,166

Treasury shares	(152,394,952)	(122,391,983)

Shares outstanding	1,062,467,061	1,125,360,183

Share price

in CHF	2006	2005	2004

High (closing price)	85.35	68.50	49.50

Low (closing price)	62.70	46.85	37.35

The following table shows principal Swiss franc foreign exchange rates:

			Closing rate		Average rate

in CHF			31.12.06	31.12.05	2006	2005	2004

1	US dollar	(USD)	1.2208	1.3137	1.25	1.24	1.24

1	Euro	(EUR)	1.6085	1.5572	1.57	1.55	1.54

1	British pound sterling	(GBP)	2.3987	2.2692	2.31	2.26	2.28

100	Japanese yen	(JPY)	1.0260	1.1190	1.08	1.13	1.15

The 2006 Business Review provides an overview of Credit Suisse's activities during 2006, a record year for the bank. In addition, specialists from Credit Suisse explore current topics such as the financing of infrastructure projects, the rise of the emerging markets and the transformation of the banking industry in the 21st century. The publication will be available in English and German. The Business Review should be read in conjunction with the Credit Suisse Group Annual Report 2006.

Message from the Chairman

Walter B. Kielholz
Chairman of the Board of Directors
Credit Suisse Group

Dear shareholders, clients and colleagues
Credit Suisse celebrated its long history of banking expertise and innovation in 2006 in the context of its 150th anniversary, while building a solid platform for its future growth. It is particularly satisfying to note that 2006 was also the year in which we reported our best ever financial result, confirming the success of our efforts to realign the business over the last three years.

Our 150 years of banking experience have provided us with a strong foundation that allows us to constantly look ahead and anticipate the needs of our clients in a rapidly changing environment. It was this experience that enabled us to quickly adapt to the impact of globalization on our industry and to devise an appropriate response in the form of our integrated global banking model that mirrors the increasingly integrated global marketplace in which we operate. As a result, we began repositioning our business and – as one of the most highly integrated banks worldwide – now have the necessary structure, flexibility and resources to satisfy our clients’ demands for holistic solutions and global execution capabilities.

Our efforts to create an integrated global bank in 2006 included the sale of our insurance business, Winterthur, to AXA S.A. for cash consideration of CHF 12.3 billion. This key strategic step provided us with the best opportunity to deliver the full value of Winterthur to our shareholders in a single transaction, while providing an opportunity for the future growth of the business within a leading global insurance company. The creation of an integrated bank and the sale of Winterthur mean that we now have a very clear strategic focus and can concentrate our capital and resources on our banking business and the global expansion of Credit Suisse.

We already have a leading presence in Europe and North America, as well as in rapidly developing emerging markets such as Brazil, Mexico, China, Russia and the Middle East. Going forward, we will continue to leverage our position in our existing markets and will target new high-growth regions throughout the world.

Our integrated banking model not only provides us with a platform for growth, it also enables us to generate significant operating efficiencies, increase the scale of our business and generate the necessary cash flow and capital to fund our ambitious growth plans.

The strongest capital base in our history
Credit Suisse today has the strongest capital base in its history. At the Annual General Meeting on May 4, 2007, the Board of Directors will propose a further share buyback program of up to CHF 8 billion over three years. It will also propose a distribution of CHF 2.70 per share for the financial year 2006, comprising a dividend of CHF 2.24 per share and a par value reduction of CHF 0.46 per share, the latter of which returns capital from the sale of Winterthur to our shareholders. This compares to a dividend of CHF 2.00 per share for the financial year 2005.

In addition, the sale of Winterthur has provided us with additional capital to invest in the growth of our business. Of the total capital from the Winterthur sale, the majority – CHF 7.5 billion – will be invested in the organic growth of the business as well as in small and medium-sized acquisitions, joint ventures and partnerships. Our plans for organic growth include investments in our highly promising alternative investments, commercial mortgage-backed securities and leveraged finance businesses, as well as in the expansion of our lending activities and our mortgage business for private banking clients.

We have set aside CHF 3.5 billion for targeted acquisitions of small and medium-sized institutions such as the Brazilian asset manager and private bank Hedging-Griffo, which we signed an agreement to purchase in the fourth quarter of 2006. HedgingGriffo will complement our already strong Investment and Private Banking operations in Brazil and enable us to offer asset and wealth management services and products to onshore clients, thus leveraging our integrated banking model in this market.

Strong leadership for sustained success
The future of every company is charted by its leaders. Having successfully positioned Credit Suisse for future growth, the Board of Directors had to reach an important decision regarding the bank’s future leadership in 2006. After more than 38 years with the company, Oswald J. Grübel informed the Board last year of his intention to retire from his position as Chief Executive Officer of Credit Suisse Group. He and his management team have worked relentlessly over the last three years to create a new organization and the integrated business model which leverages the expertise of the entire bank, combining its clear client focus with its truly global reach. Oswald J. Grübel has made an enormous contribution to the success of Credit Suisse, for which the Board of Directors owes him considerable thanks.

We are very fortunate that we were able to appoint a highly qualified and experienced successor to Oswald J. Grübel from within our management team. Brady W. Dougan, who has been with Credit Suisse for 17 years, will assume the position of CEO of Credit Suisse Group on May 5, 2007. He is currently the head of our Investment Banking business, which delivered a particularly pleasing performance in 2006 following its realignment under his expert guidance. As a member of the Executive Board, Brady W. Dougan was also instrumental in designing our integrated banking model. Together with his colleagues in Credit Suisse’s senior management team, he will continue to build on the strengths of our powerful organization and integrated banking model in the future.

I personally look forward to working together with Brady Dougan and his management team.
Today, the global economy offers outstanding growth opportunities for internationally active financial institutions such as Credit Suisse. We believe that we have the right organizational structure and business model to capture this potential. At the same time, we are convinced that the systematic execution of our strategy will pave the way for sustained earnings growth in 2007 and beyond. 2006 was a vitally important year for Credit Suisse. We are confident that as we enter into our next growth phase, we will have the necessary financial strength, human capital and expert leadership to deliver results against our ambitious targets.

Yours sincerely

Walter B. Kielholz March 2007
Message from the Chief Executive Officer

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders, clients and colleagues
2006 was a record year for Credit Suisse. Our new integrated banking model proved successful and provided us with an effective platform to capture the growth opportunities arising from high levels of client activity while significantly improving our profitability. Thanks to strong revenue generation and enhanced operating efficiency, we posted the best ever result in the history of the bank. Net income totaled CHF 11.3 billion, including a net capital gain of CHF 1.8 billion from the sale of Winterthur, which was recorded in the fourth quarter of 2006. Basic earnings per share were CHF 10.30. Income from continuing operations was CHF 8.3 billion or CHF 7.53 per share. Our return on equity improved significantly to 27.5% in 2006 from 15.4% in 2005. We also generated net new assets of CHF 95.4 billion in 2006, compared to CHF 57.4 billion in 2005, reflecting our strength in asset gathering and our positioning as a trusted partner to private clients, companies and institutions worldwide.

This outstanding performance is the result of our efforts to realign Credit Suisse and position it for success in a rapidly changing environment. If we consider the developments at Credit Suisse over the past five years, the extent of our achievement becomes clear. At the time, Credit Suisse – like the rest of the industry – faced major challenges in an environment characterized by global economic uncertainty and weak financial markets. Our financial performance was severely impacted as a result. Our subsequent efforts to return the bank to profitability centered on strengthening our core businesses, reducing costs and maintaining our leadership in key markets. By 2003, we had successfully achieved the turnaround and demonstrated the fundamental strength of our business. 2004 was a milestone year for Credit Suisse as we announced our plans for integration and our decision to focus exclusively on banking. We began to implement our new integrated business model and our growth strategy in 2005 with the merger of our two banking entities. With this, we created the foundations for the integrated bank, which we launched successfully at the start of 2006.

Our record result in our first year as an integrated bank not only reflects our progress across all our businesses – as outlined below – but also the immense potential we can unlock by working together as one bank to create holistic solutions for our clients, drawing on our expertise in Investment Banking, Private Banking and Asset Management.

A strong performance in Investment Banking
We achieved record results in Investment Banking last year, reflecting a strong performance in all key businesses and regions benefiting from favorable market conditions, high levels of client activity and improved market share in a range of products. Against this backdrop, we generated record revenues in advisory and debt and equity underwriting and significantly increased our trading revenues. Income from continuing operations before taxes grew by 272% compared to 2005. Excluding credits from insurance settlements for litigation and related costs in 2006 and a charge to increase litigation reserves in 2005, income from continuing operations before taxes grew by 113%. Our strong results reflect continued progress against our strategy to deliver a more profitable business.

Highlights in Investment Banking in 2006 included our continued leadership position in some of the world’s fastest-growing emerging markets, such as China, Russia, Brazil and Mexico. This was demonstrated, among other things, by our number one market share ranking in equity issuance and announced mergers and acquisitions in Latin America and our recognition as the “China Equity House” in International Financing Review’s Asia Awards 2006. At the same time, we maintained our leadership position in other important growth areas such as commercial mortgage-backed securities, leveraged finance and financial sponsors. Credit Suisse also advised on a number of landmark deals in 2006, including the USD 21.9 billion IPO of China’s leading commercial bank, Industrial and Commercial Bank of China Limited, in the largest transaction of its type to date, and the USD 12.1 billion acquisition of Corus Group plc in the United Kingdom by Tata Steel of India.

Continued expansion in Private Banking
In our Private Banking segment, which comprises the Wealth Management and Corporate & Retail Banking businesses, we delivered very strong results with significantly higher net revenues in 2006. This revenue growth outpaced an increase in total operating expenses driven partly by ongoing strategic investments in the Wealth Management business. This resulted in record income from continuing operations before taxes for 2006. Asset gathering also reached a record level, with net new assets of CHF 50.5 billion in Wealth Management, representing a growth rate of 7.3%. We continued to expand our global reach in Wealth Management throughout 2006 and announced the launch of new onshore operations in Brazil, Russia, Australia, Qatar, Lebanon and Orange County, California.

Realignment of Asset Management
In our Asset Management segment, we generated strong net new assets of CHF 50.8 billion in 2006, including alternative investment assets of CHF 15.3 billion. Our net revenues before private equity and other investment-related gains increased 12%, driven by higher asset management revenues and private equity commissions and fees. However, income from continuing operations before taxes decreased by half compared to 2005, reflecting higher total operating expenses, partly due to realignment expenses, and lower private equity and other investment-related gains.

We achieved progress in the realignment of Asset Management in the second half of the year, as part of the previously announced strategy to reposition businesses with low profitability, reshape the product offering, improve investment and sales processes and reduce the overall cost base. In addition, we continued to invest in expanding the geographic footprint of our Asset Management business in key markets, while also taking steps to broaden our alternative investment business with a series of strategic alliances aimed at adding new capabilities and at increasing our product offering.

Strategic priorities
While we made excellent progress in strengthening our operating efficiency during our first year as an integrated bank, we still have great potential for further improvement. We are now embarking on the next phase in our growth plan and have defined three clear strategic priorities to accelerate the expansion of our business going forward.

First, we will continue to capitalize on our integrated banking model by building on a series of targeted internal initiatives that drive revenue growth and reduce costs.
Second, we will deploy our capital as efficiently as possible. The target for our investments is an annual rate of return on equity of 20% or above in the medium term.
Finally, we will continue to expand our activities in high-growth markets and products. For example, we signed an agreement to acquire a majority stake in the Brazilian asset manager and private bank Hedging-Griffo in the fourth quarter of 2006. This strategic step will help us to leverage our integrated banking model in Brazil in order to provide a comprehensive range of investment banking, private banking and asset management services to onshore clients in this market. We also aim to realize our third priority through measures such as the expansion of our activities in dynamic emerging markets and the growth of leading businesses and products, including alternative investments and structured products. Our objective is to generate long-term, sustainable returns. We will therefore focus on and invest in businesses which fit our model and are in line with this objective.

Our clients have responded well to our new business model. Credit Suisse is now very well positioned to capture the growth potential resulting from globalization, which we expect to create attractive business opportunities for the foreseeable future.

Yours sincerely

Oswald J. Grübel March 2007
Information on the company
Credit Suisse at a glance
Credit Suisse Group, a leading financial services provider, is committed to delivering its combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. Credit Suisse serves its diverse clients through three divisions, Investment Banking, Private Banking and Asset Management, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, Credit Suisse has a truly global reach today, with operations in over 50 countries and a team of more than 44,000 employees from approximately 100 different nations.

Global banking divisions

– Through its Investment Banking division, Credit Suisse supplies investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions (M&A), divestitures, corporate sales, restructuring and investment research.

– Through its Private Banking division, Credit Suisse offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Through its Asset Management division, Credit Suisse supplies products from the full range of investment classes – money market, fixed income, equities, balanced and alternative investments – to meet the needs of institutional, government and private clients globally.

These global divisions are supported by Shared Services, which provides corporate services and business support.
The year at Credit Suisse
2006 was a landmark year for Credit Suisse, which began with the launch of the new, integrated global organization and the introduction of a single brand. Credit Suisse is now increasingly able to combine its experience, resources and expertise across different businesses and geographies in order to deliver holistic financial solutions to its global clients.

Launch of the integrated global organization
The new, integrated global organization was officially launched on January 1, 2006. The integrated structure provides a strong platform from which Credit Suisse can offer comprehensive financial solutions to its clients, create synergies for revenue growth, increase efficiency and enhance shareholder value. The structure includes the three divisions, Investment Banking, Private Banking and Asset Management, as well as a regional structure, which allows it to leverage resources and to develop cross-divisional strategies that span the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA) and Switzerland. The divisions and regions are supported by the Shared Services functions, which provide a range of corporate services and business support. Credit Suisse expects to generate significant revenue and cost synergies in the coming years as a result of its new business model and structure.

The integrated model is Credit Suisse’s response to changing client needs in an industry driven by globalization and rapid technological developments. These two trends are transforming the requirements and expectations of clients, who are demanding an even broader range of offerings, improved performance, greater transparency and continuous access to global execution capabilities. Credit Suisse believes this newly integrated organization has the necessary flexibility and resources to deliver solutions to clients and to compete successfully in the global marketplace.

Credit Suisse underpinned the launch of its integrated global structure with the introduction of a single brand and new logo. The Credit Suisse brand is based on its 150-year tradition of banking excellence, which has provided the foundation to enable it to develop innovative solutions for its clients – a tradition to innovate.

Further strengthening of the integrated organization
Credit Suisse continued to strengthen its operational structure and activities. Its efforts are based on five key initiatives that are designed to improve the use of its resources, increase focus on clients and improve productivity. In addition, the initiatives are expected to increase cost awareness as a foundation for sustained and profitable growth. These five initiatives are:

One Bank Delivery
The full potential of the integrated organization, including the generation of revenue synergies, can only be realized if cooperation is maximized and the combined execution and distribution capabilities are utilized. Credit Suisse implemented its One Bank Delivery initiative, which centers on the systematic identification of business opportunities that enable it to deliver its entire expertise to clients, including, but not limited to:

– Providing ultra-high-net-worth clients in Private Banking with customized solutions and access to Investment Banking and Asset Management;
– Leveraging Investment Banking relationships for referrals to Private Banking and Asset Management;
– Leveraging Investment Banking relationships to market cross-divisional solutions to pension funds globally;
– Growing sales of Asset Management’s alternative investment products and services to Private Banking clients; and
– Offering Investment Banking prime services and execution to hedge and mutual funds.

Client Centricity
Credit Suisse has a long tradition of providing innovative solutions to its clients. The Client Centricity initiative is designed to ensure that Credit Suisse delivers its full capability to clients in a scalable and profitable manner, by adopting an increasingly client-oriented perspective rather than a product-driven approach. By applying Client Centricity, Credit Suisse is pursuing client-driven innovation. Using sophisticated segmentation analysis, as well as extensive client interviews, which consider aspects of client conduct such as behavior and buying patterns, Credit Suisse is able to identify the needs of existing and potential clients. Credit Suisse then draws on these insights to deliver comprehensive financial solutions using the capability of the entire organization.

Centers of Excellence
In a competitive global marketplace, it is important for Credit Suisse to manage its resources and to expand its global infrastructure and footprint to meet the requirements of clients. Credit Suisse has responded to this need by establishing Centers of Excellence that leverage its global talent pool and resources in order to supply high-quality internal services at competitive costs.

In November 2006, Credit Suisse announced plans to open a Center of Excellence in India as part of its global sourcing initiative. The new Credit Suisse branded facility in Pune commenced operations in January 2007. The Pune site complements Credit Suisse’s existing Centers of Excellence in Singapore and Raleigh, North Carolina.

In February 2007, Credit Suisse announced the launch of a new Center of Excellence in Wroclaw, Poland, which is expected to be operational in the third quarter of 2007. The new site will support Credit Suisse’s global businesses and highlights Credit Suisse’s commitment to the Eastern European region.

In March 2007, Credit Suisse further expanded its Center of Excellence in Singapore to meet the increased demand.
Operational Excellence
Operational Excellence is an initiative based on principles and methodologies such as Lean Sigma, which provides the tools and processes needed to deliver substantial and sustained improvements in service quality, control, productivity and revenues. Operational Excellence was first introduced in Private Banking in 2004 and was extended to the rest of Credit Suisse in 2006. The initiative is based on three basic principles:

– The creation of a cultural mindset for continuous improvement;
– The implementation of a standardized problem-solving methodology throughout the organization; and
– The creation of a management culture that is increasingly driven by client perspectives and focuses on data relating to client needs and process performance.

Examples of successful Operational Excellence projects in 2006 include: an improved real estate appraisal project resulting in faster mortgage application processing in Switzerland; a plan to reduce the administrative workload of relationship managers in Wealth Management, enabling them to devote more time to their clients; and a fund access project, providing financial institutions with funds trading services, such as settlement, execution and custody, allowing them to save internal resources and staffing costs. At the end of 2006, Credit Suisse had various Operational Excellence projects in its global project portfolio, generating significant benefits across all areas of the organization.

Cost Management
Credit Suisse can only make optimal use of the growth and synergies resulting from the integration of the business if it maintains a disciplined approach to costs. It therefore rolled out a Cost Management initiative with the aim of further developing a cost-conscious culture, more actively managing costs and increasing the flexibility of the cost structure and the efficiency of business processes. The cost savings generated by this initiative are expected to make a noticeable contribution towards sustained, long-term profitability.

Sale of the insurance business
In June 2006, Credit Suisse announced that it had entered into a definitive agreement to sell its insurance business, “Winterthur” Swiss Insurance Company (Winterthur), to AXA S.A. for cash consideration of CHF 12.3 billion. As part of the sale agreement, AXA S.A. agreed to repay approximately CHF 1.1 billion of debt outstanding between Credit Suisse and Winterthur. On December 22, 2006, the Group completed the sale of Winterthur and realized a net capital gain of CHF 1,817 million.

For further information on the sale of Winterthur, see note 4 “Discontinued operations” in the Notes to the consolidated financial statements.
Expansion of Credit Suisse’s global footprint
In addition to maintaining a close proximity to its clients in mature markets, Credit Suisse is also committed to growing its footprint in emerging markets in order to meet the increasing demand for innovative and integrated financial services and advice. In 2006, Credit Suisse expanded its operations in a number of key growth markets by opening offices, expanding its onshore activities, recruiting staff and extending its range of product offerings.

Latin America is an important growth market for Credit Suisse. In December 2006, Credit Suisse announced that it had signed an agreement to acquire a majority interest in Hedging-Griffo, a leading independent asset management and private banking company in Brazil. Subject to the approval of the Central Bank of Brazil, the transaction is expected to close by mid-2007. This acquisition will significantly strengthen Credit Suisse’s onshore asset management businesses, expand its private banking operations and complement its leading position in investment banking in the Brazilian market.

In Russia, Credit Suisse launched an onshore wealth management business in Moscow in September 2006, which complements its leading investment banking business. Credit Suisse became one of the first international banks to offer onshore wealth management services to meet the needs of clients in Russia who are increasingly seeking local access to global execution capabilities and integrated solutions.

In South Africa, Credit Suisse formed a partnership with Standard Bank to expand its equities business, offering its clients access to the South African equities market, which is an important component of many emerging market indices. Credit Suisse also expects to leverage this partnership into developing relationships with local clients to benefit its other businesses.

In the Middle East, Credit Suisse further expanded its footprint through onshore initiatives in Qatar and Lebanon. Credit Suisse became one of the first major global financial institutions to be awarded a license to operate in the Qatar Financial Centre in March 2006. This license enabled Credit Suisse to open a subsidiary in Doha, from which it offers high-net-worth individuals and institutional clients a comprehensive range of investment advisory services and products. Furthermore, Credit Suisse’s subsidiary in Lebanon was registered as a financial institution in March 2006, enabling Credit Suisse to offer a comprehensive range of global and local products and services to clients in the Lebanese market. With these two new locations, in addition to the well-established full-service bank in Dubai, Saudi Swiss Securities, and the equities business in Saudi Arabia, Credit Suisse is well placed to respond to the demand for financial solutions in this dynamic region.

In China, Credit Suisse acted as a joint book runner on the USD 21.9 billion initial public offering (IPO) of China’s leading commercial bank, the Industrial and Commercial Bank of China Limited, in the largest transaction of this type to date. Credit Suisse also acted as a joint book runner on the IPO of China Construction Bank, which was the largest IPO globally in 2005, making Credit Suisse the only international bank that has completed two large Chinese state-owned-bank privatizations so far. In addition, Credit Suisse received approval to participate in the Qualified Domestic Institutional Investor program launched by the Chinese government in 2006. This will allow Credit Suisse to provide tailored solutions for qualified domestic investors to access international investment opportunities.

In Vietnam, Credit Suisse received regulatory approval to engage in the trading of domestic equities and government and corporate bonds. Credit Suisse is one of the first foreign banks to receive certificates to trade both domestic equity and fixed income securities. This move further underpins Credit Suisse’s commitment to Vietnam, where we have been acting as a bridge between the country and the international investment community.

In Indonesia, PT Credit Suisse Investment Management Indonesia (PT CSIMI) became operational in February 2006. With its investment manager license, PT CSIMI offers investment advisory services to high-net-worth individuals in Indonesia and allows them to invest in local investment products.

Credit Suisse also announced the launch of private banking operations in Australia in a move to strengthen its presence in Asia Pacific. Credit Suisse already has well-established investment banking and asset management businesses in Australia. With the introduction of private banking activities, Credit Suisse should be well positioned to satisfy the growing need for comprehensive asset and liability management solutions among high-net-worth individuals in this market.

Credit Suisse continued to develop its business in India. India is one of the most promising markets, with significant business opportunities in wealth management and investment banking.
Launch of new business initiatives through joint ventures and alliances
Credit Suisse believes that the establishment of joint ventures offers valuable opportunities for business development by enabling it to combine its know-how and distribution capabilities with the specialized expertise of proven partners. In 2006, Credit Suisse launched a number of new business initiatives across its different regions in conjunction with first-class providers.

As part of its strategy to develop its presence in Asia, Credit Suisse announced a joint venture in South Korea with Woori Asset Management in April 2006. This initiative created one of the largest joint venture asset management companies between a South Korean company and a foreign asset manager. The venture brings together Woori’s strong distribution network in South Korea with Credit Suisse’s expertise and knowledge of global markets.

Credit Suisse and General Electric Infrastructure announced the launch of Global Infrastructure Partners, a joint venture that combines the expertise, global footprint and financial strength of the two partners in order to meet the growing need for investment in energy and transportation infrastructure worldwide.

Credit Suisse started a new strategic alliance with Glencore International AG (Glencore) to build a new derivatives and structured products trading business in the metals business. The alliance will provide risk management and investment products to Credit Suisse and Glencore customers globally.

Credit Suisse also announced a series of strategic growth initiatives in conjunction with leading industry partners in September 2006 as part of its strategy to further expand its alternative investment capabilities. This included an investment partnership with the Abu Dhabi Future Energy Company in the area of alternative energy projects and a strategic partnership with Ospraie Management to expand its private equity business into the commodities area. Credit Suisse also broadened its private equity activities with strategic partnerships in China and Latin America, including a partnership with China Renaissance Capital Investment to invest in smaller, developing companies in the Chinese market. Each of these strategic alliances represents a synergistic venture combining Credit Suisse’s investment ideas, client relationships and distribution capabilities with the specialized investment expertise of its partners.

Realignment of Asset Management
Credit Suisse undertook the realignment of Asset Management as part of its efforts to better leverage the asset management capabilities within the integrated organization. It implemented a series of initiatives within the division, including the repositioning of businesses with low profitability, the streamlining of the product portfolio, the launch of new sales processes and initiatives, the enhancement of investment processes and capabilities and measures to lower its overall cost base.

Integration of Credit Suisse’s independent private banks
In April 2006, Credit Suisse announced plans to merge its four independent private banks, Clariden, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, as well as the securities dealer Credit Suisse Fides, to form a single private bank, Clariden Leu, effective January 1, 2007. The main aim of the merger is to create a platform for continued profitable growth by using the joint identity, wider product range and increased geographical reach to generate higher earnings, while still maintaining the specialized, individual service standards of these private banks. The integration process is expected to be completed by the end of 2007.

Appointment of Brady W. Dougan as the new CEO of Credit Suisse and other changes in the Executive Board
In February 2007, Credit Suisse announced the appointment of Brady W. Dougan as its new Chief Executive Officer, effective May 5, 2007. He will succeed Oswald J. Grübel, who will retire at the Annual General Meeting in 2007. Brady W. Dougan is currently the CEO of the Investment Banking division. Paul Calello, the current CEO of the Asia Pacific region, will replace Brady W. Dougan as the CEO of Investment Banking. Robert Shafir will join as CEO of the Americas region and become a member of the Executive Board of Credit Suisse.

In December 2006, Credit Suisse announced the appointment of Leonhard H. Fischer, former CEO of Winterthur Group, as the CEO of the EMEA region, effective March 1, 2007. In this role, Leonhard H. Fischer is responsible for developing Credit Suisse’s strategy and driving specific initiatives in the EMEA region. He joined the Executive Board of Credit Suisse. Credit Suisse also announced that Michael G. Philipp, former CEO of the EMEA region, has become Chairman of the EMEA region, effective March 1, 2007. In his new role, Michael G. Philipp will focus on expanding strategic client relationships with a particular focus on the Middle East.

150th anniversary celebrations
2006 marked the 150th anniversary of the founding of Credit Suisse by the Swiss pioneer and innovator, Alfred Escher. In addition to establishing the original “Schweizerische Kreditanstalt” bank, he was the inspiration behind a number of landmark institutions in Switzerland such as the Gotthard Railway, the Nordostbahn Railway, Swiss Life and the Federal Institute of Technology (ETH) in Zurich. Escher’s creativity and spirit of innovation are values that are still upheld by Credit Suisse today, as it draws on 150 years of tradition and banking expertise to provide intelligent and innovative solutions for its clients.

Throughout its anniversary year, Credit Suisse conducted a wide range of activities under the motto “150 Years of Tradition and Innovation”. In connection with the anniversary, Christo and Jeanne-Claude gave Credit Suisse the opportunity to exhibit the world premiere of The Gates, Central Park, New York City, USA, 1979–2005 – A documentation; and Over the River, Project for the Arkansas River, State of Colorado – A Work in Progress. The exhibition, which was a gift to the city of Zurich, ran for two weeks in March 2006. Credit Suisse also held a series of anniversary events for clients and stakeholders throughout the year at 20 international locations, including gala events in Zurich, New York, Hong Kong and London.

Organizational structure of Credit Suisse
Overview
Founded in 1856 as Schweizerische Kreditanstalt, the first branch opened in Basel in 1905 and its first branch outside Switzerland opened in New York in 1940. In 1978, a cooperation with First Boston, Inc. began and, in 1990, Credit Suisse acquired a controlling stake. Credit Suisse purchased a controlling stake in Bank Leu in 1990, Schweizerische Volksbank in 1993, Neue Aargauer Bank in 1994 and Winterthur in 1997. In addition, Credit Suisse acquired Donaldson, Lufkin & Jenrette Inc. in 2000. In 2006, Credit Suisse sold Winterthur, allowing it to focus on its banking operations.

Credit Suisse is registered as a Swiss corporation in the commercial register of, and has registered offices in, Zurich, Switzerland. The address of the principal executive office is Paradeplatz 8, CH-8070 Zurich, Switzerland; the telephone number is +41 44 212 1616.

Credit Suisse’s primary objective as an integrated organization is to use its combined experience and expertise to offer comprehensive financial solutions and global execution capabilities to its international clients. It also aims to capture synergies for revenue growth and to enhance efficiency through intense cross-business cooperation and the pooling of resources. Credit Suisse believes that the integrated organization is well positioned to respond rapidly and effectively to the impacts of globalization, new technologies and growing competitive pressure in the banking industry.

Divisions
The three global divisions, which form Credit Suisse’s integrated organization, each have a management committee led by a divisional CEO. The management committee is responsible for developing strategic business plans for review by the Executive Board and for driving and coordinating significant business initiatives and monitoring performance. The CEOs of the three divisions report directly to the CEO of Credit Suisse and, together with the four regional CEOs, are responsible for ensuring a consistent strategic vision and direction across all divisions and regions.

Shared Services
Shared Services provides corporate services and business support in the fields of finance, operations, including human resources, legal and compliance, risk management and information technology:
– The Chief Financial Officer (CFO) area includes financial accounting, controlling, product control, tax, treasury, investor relations, new business and global insurance.
– The Chief Operating Officer (COO) area encompasses the areas of human resources, the business school, corporate real estate and services, corporate development, supply management, corporate communications, public policy and operational excellence.

– The General Counsel area provides legal and compliance support to the business and other areas of Shared Services to protect the reputation of Credit Suisse by ensuring that employees have the necessary tools and expertise to comply with all applicable internal policies and external laws, rules and regulations.

– The Chief Risk Officer (CRO) area comprises strategic risk management, credit risk management, risk measurement and management and operational risk oversight, which cooperate closely to maintain a strict risk control environment and to help ensure that Credit Suisse’s risk capital is deployed wisely.

– Information Technology leverages technology across the business to facilitate execution and product delivery and innovative systems and platforms to meet the needs of the other areas within Shared Services.

Regions
Credit Suisse’s regional structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within each region. The four geographic areas are:
– The Americas region – comprising operations in the United States, Canada and Latin America.
– The Asia Pacific region – primarily comprising operations in Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand.
– The EMEA region – comprising operations in 28 countries, primarily managed in the United Kingdom.
– Switzerland – comprising operations in Credit Suisse’s home market.

Each of the four regions is headed by a regional CEO, who plays a pivotal role in ensuring that the three divisions present one face to the client within the individual regions by cooperating to produce integrated solutions. This coordinated approach is designed to enable Credit Suisse to realize the increased earnings potential of its integrated organization.

The regions perform a number of essential functions to support the global operations of the three divisions. On a strategic level, they are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

Vision, mission and principles
Credit Suisse’s vision is to become the world’s premier bank, renowned for its expertise in investment banking, private banking and asset management and most valued for its advice, innovation and execution.

Credit Suisse’s mission is to set new standards in partnering with its clients, providing them with innovative and integrated solutions. Cultural diversity is essential to the success of Credit Suisse, which strives to create a workplace in which people work openly and respectfully with each other and with clients to deliver superior results that will lead to success and prosperity for all its stakeholders.

Three principles guide Credit Suisse in all its decisions, actions and objectives:
– A relentless focus on client needs
Credit Suisse knows that it can only set new standards in partnering with clients if it places them at the center of all that it does and has a complete understanding of their requirements and aspirations. Credit Suisse believes that nothing short of excellence will suffice. Building on its tradition to innovate, it strives to develop new and intelligent solutions and compelling value propositions to satisfy client needs.

– Teamwork must be at the heart of all that Credit Suisse does
Credit Suisse employees are committed to working together as a team across businesses and regions to deliver added value to clients. As an integrated organization, Credit Suisse is well positioned to capitalize on the combined strengths and expertise of its people in order to provide holistic product offerings and a truly seamless service that sets it apart from its peers. Dedication, determination and dialog are the keys to successful teamwork at Credit Suisse.

– Reputation is everything
Credit Suisse knows that a reputation takes years to build but can be lost in an instant. It is therefore committed to maintaining and enhancing its reputation at all times by delivering the best possible results, by generating value for clients and shareholders, by acting with professionalism, integrity and respect and by serving as a reliable partner to all its stakeholders.

Strategy
Credit Suisse’s strategy builds on its integrated structure and client-centric business model and ensures that the Group can deliver its full range of products and services to clients from across its three divisions, Investment Banking, Private Banking and Asset Management.

We have defined three strategic priorities in order to accelerate the expansion of our business going forward.
We will continue to capitalize on our integrated banking model by building on a series of targeted internal initiatives that drive revenue growth and reduce costs. We believe that the integrated organization has the necessary flexibility and resources to provide innovative financial solutions and compelling advice. Credit Suisse is one of the few truly integrated global banks with a business model designed to enable it to meet the sophisticated requirements of institutional and private clients throughout the world, rapidly and effectively. Credit Suisse’s business model is the response to constantly changing client needs in an industry that is driven by globalization and rapid technological developments. These two trends are transforming the expectations and conduct of clients, who are demanding an even broader range of offerings, improved performance, greater transparency and continuous access to global execution capabilities.

Based on the strongest capital base in its history, Credit Suisse will use its capital resources to grow its business, while, at the same time, returning capital to its shareholders. Credit Suisse is committed to deploying its capital as efficiently as possible. The target for our annual return on equity is above 20% across business cycles over a three to five year period. Credit Suisse will expand its operations primarily through organic growth, as well as through select smaller acquisitions, joint ventures and similar alliances. Credit Suisse has set aside CHF 4 billion of capital for organic growth and CHF 3.5 billion for these targeted acquisitions.

We will continue to expand our activities in high-growth markets and products. The announcement of an agreement to acquire the Brazilian asset manager Hedging Griffo in December 2006 is an example of the strategic steps that we intend to take to leverage our integrated banking model in our growth markets. We also aim to realize this priority through measures such as the expansion of our activities in dynamic emerging markets and the growth of leading businesses and products, including alternative investments and structured products. Our objective is to generate long-term, sustainable returns. We will therefore focus on and invest in businesses which fit our model and are in line with that objective.

Strategic plans in our three divisions
Investment Banking
Investment Banking has made significant progress across businesses and is targeting the substantial opportunities as part of its ongoing strategic initiatives.
We are building on existing strengths that are well matched against market trends. These trends include the growth of the emerging markets, further growth in structured products, the role of financial sponsors and the move toward electronic execution. We are well positioned to benefit from these trends by further capitalizing on our industry-leading emerging markets platform, our leading commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS) businesses, our leading franchise in leveraged finance and financial sponsors and our Advanced Execution Services (AES®) electronic trading platform.

We are also targeting areas where we see additional potential to close business gaps such as prime services, commodities and derivatives.
Private Banking
In Private Banking, we aim to establish Credit Suisse as the premier private bank worldwide and in Switzerland. We are improving our wealth management offering by anticipating the key trends that shape the wealth management industry. We will focus on total client wealth, including all asset classes as well as liabilities. We will look at our clients from three different angles: source of wealth, investment behavior and life cycle phase. These three dimensions allow us to advise and serve our clients according to their needs. Our integrated business model offers our clients access to comprehensive solutions by combining private banking, asset management and investment banking skills. We plan to further expand our global presence by offering onshore and offshore capabilities in all major regions.

Asset Management
Asset Management has made significant progress in realigning the various businesses that came together to create the new division over the course of the past year, putting its business on a sound platform for future growth. The Asset Management division is now focused on growing its business by aligning its business model to reflect shifts in client demand and to be positioned to provide more comprehensive services to its clients. Its business model reflects client demand for services along a more complex and integrated value chain that include solutions-based advisory services such as asset/liability management, pension consulting, risk management and technology solutions, for both institutional and private clients.

The Asset Management growth strategy includes expansion into new geographic markets in line with the integrated bank and expansion into new asset classes and investment capabilities through strategic alliances, particularly in the area of alternative investments. Asset Management is also focused on strengthening its single strategy hedge fund business.

Asset Management is applying a more disciplined approach to managing its business as part of its overall strategy. Its portfolio of investment strategies and products is regularly re-evaluated to ensure it is in line with client demand, appropriately managed and profitable. Asset Management is focused on increasing both the stability and the diversification of its revenues by expanding into new areas. Its alternatives products are increasingly diversified to include real estate, quantitative products, funds of hedge funds and other products with recurring fees.

Asset Management believes that its realignment and the capabilities of the integrated bank provide it with a platform that will enable it to grow and make the most of the opportunities presented by the changing market environment.

Products and services
Investment Banking products and services
Credit Suisse’s global Investment Banking division is divided into two areas, Investment Banking and Trading. For the year ended December 31, 2006, Credit Suisse was ranked:
– Third in US dollar value of global high-yield debt underwriting;
– Fourth in US dollar value of global IPOs;
– Eighth in US dollar value of global debt underwriting;
– Seventh in US dollar value of global equity and equity-linked underwriting;
– Sixth in US dollar value of global announced M&A transactions;
– Eighth in US dollar value of global completed M&A transactions; and
– First in Swiss franc-denominated international debt issuances.

Investment Banking
The activities within the Investment Banking area are organized by industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate and technology. The product groups include M&A and financing products.

Equity and Debt Underwriting
Equity Capital Markets originates, syndicates and underwrites equity in IPOs, common and convertible stock issues, acquisition financing and other equity issues. Debt Capital Markets originates, syndicates and underwrites corporate and sovereign debt.

Advisory Services
Advisory Services advises clients on all aspects of M&A, corporate sales and restructurings, divestitures and takeover defense strategies. The private fund group holds a market-leading position in raising capital for hedge funds, private equity funds and real estate funds. The fund-linked products group is responsible for the structuring, risk management and distribution of structured mutual fund and alternative investment products and develops innovative products to meet the needs of its clients through specially tailored solutions.

Trading
Credit Suisse engages in a broad range of activities including sales, trading, financing, prime brokerage services and market making in global equity and equity-related securities, options, futures, risk management and hedging products. These activities cover both exchange-traded and over-the-counter (OTC) traded securities, including American depositary receipts, restricted stock, equity repurchases, block trade executions, program trading executions, equity derivatives and convertible securities.

Equity Trading
Equity Trading services are provided through a global network of research analysts, salespeople, sales traders and traders, all of whom work closely together with other areas of Credit Suisse to bring complex financial transactions to the market. Equity Trading is structured into the following areas:

– Equity Sales uses its knowledge of Credit Suisse’s research, offerings and other products and services to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions.

– Sales Trading forms the link between the sales and position trading areas. Sales traders build relationships with clients’ dealing specialists and are responsible for managing the order flows between the client and the marketplace. They also provide clients with research, trading ideas and capital commitments, identify trends in the marketplace and provide market observations to obtain the best and most effective execution.

– Trading executes client and proprietary orders and makes markets in listed and OTC cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management.

– AES® is a sophisticated suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. AES® helps institutions and hedge funds to reduce market impacts by limiting the upward or downward movement of a stock by employing algorithms to execute client orders. This algorithmic trading service, which is a leader in its field, is available on 23 exchanges worldwide via leading trading platforms.

– Equity Derivatives provides clients with a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities. Its clients include financial institutions, hedge funds, asset managers and corporations across all regions, including the emerging markets.

– Convertibles Trading involves both secondary trading and market making. It also offers the trading of credit default swaps and asset swaps to the client base and liaises with the sales force to distribute market information and research.

– Prime Services provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up services, capital introductions, securities lending, synthetics and innovative financing solutions.

– Equity Proprietary Trading operates a comprehensive range of statistical, fundamental, opportunistic and derivatives-based trading strategies in all of the major global equity markets.

Fixed Income Trading
Credit Suisse delivers holistic advice on the management of a wide range of debt and financing opportunities across the capital structure to corporate, sovereign and institutional clients. Key fields of activity include leveraged finance, structured finance and emerging markets. Key products include securitized structured products in asset-backed securities, CMBS, RMBS and collateralized debt obligations. Fixed Income Trading is structured into the following areas:

– Global Structuring develops and delivers sophisticated financing products and provides financial advisory services for corporate and institutional clients and develops sophisticated products for investor clients. In addition to identifying opportunities across asset classes, it provides a robust platform for the creation of sophisticated asset-side solutions.

– Credit Products offers a full range of fixed income products and instruments to clients, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured products that address specific client needs.

– Structured Products trades, originates, securitizes, syndicates, underwrites and provides research for all forms of securities that are based on underlying pools of assets. The underwriting business handles securitizations for clients in most industry sectors, from motor vehicles and credit cards, to franchise loans and intellectual property.

– Listed Derivatives provides institutional clients with innovative derivative product support worldwide, drawing on its global execution capabilities, electronic trading system and sophisticated analytics.

– Investment Grade trades investment grade domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper.
– Credit Derivatives trades and structures credit derivatives on investment grade and highyield credits. It is a leading dealer in both flow and structured products, helping to provide credit hedging solutions to clients. It has an active and broad flow business that trades single-name credit default swaps on individual credits, credit-linked notes and index swaps.

– Emerging Markets offers a full range of fixed income products and instruments to its clients, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.

– Foreign Exchange provides market making and positioning in products such as spot and options for currencies in non-emerging markets. It also supplies dedicated research and strategy and structured advisory services.

– Interest Rate Products makes markets in the government bond and associated OTC derivative swap markets of non-emerging economies. Its products include government bonds, bond options, interest rate swaps, interest rate options and structured interest rate derivatives.

– Leveraged Finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high-yield debt for below-investment grade corporate and financial sponsor-backed companies.

– Life Finance meets the increasing demand for financing and risk management solutions associated with purchasing and retaining a life insurance policy. Its solutions are designed to meet the needs of high-net-worth individuals and small to medium-sized businesses.

– The Commodities Group initially focused on the power and natural gas trading business. In 2006, the business added oil, petroleum and metals through an alliance with Glencore, one of the world’s largest suppliers of a wide range of commodities and raw materials to industrial consumers. The Commodities Group also conducts carbon-emissions credit trading and structuring.

– Fixed Income Proprietary Trading conducts fixed income trading on behalf of Credit Suisse in the major global fixed income markets.

Other products and activities include lending, private equity investments that are not managed by Asset Management, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Research and HOLT
Credit Suisse’s equity and fixed income businesses are supported by the research and HOLT functions.
– Equity Research offers in-depth analytical frameworks, proprietary methodologies and data sources that leverage Credit Suisse’s global platform to help clients meet their investment goals. The Equity Research teams use their expertise to analyze nearly 2,500 companies worldwide. Macro-economic and strategy teams further enhance this comprehensive company research with thematic insights into this constantly changing environment.

– Credit Suisse’s fixed income and economics research is one of the most innovative and insightful in the industry. Credit Suisse is particularly known for its excellence in global macro-economics, strategy and foreign exchange in both developed and emerging markets. In addition, Credit Suisse has leading global high-yield, US investment grade and securitized asset research. Credit Suisse’s distinctive fixed income product line also includes relative-value research for US treasuries and other interest rate products and global securitized assets products and European investment grade research.

– HOLT provides the framework to assess corporate performance, valuation and strategic analysis for the benefit of Credit Suisse and its clients. HOLT furnishes a key perspective on the way publicly traded companies are valued through its proprietary Cash Flow Return on Investment® methodology. HOLT aims to enhance investment performance by integrating HOLT methodology into clients’ investment processes.

Private Banking products and services
Credit Suisse’s global Private Banking division is divided into its Wealth Management and Corporate & Retail Banking businesses.
Wealth Management
Through its Wealth Management business, Credit Suisse supplies a broad range of investment products and services that are specially tailored to the complex needs of high-net-worth and ultra-high-net-worth individuals around the world. A key component of its offering is the Structured Advisory Process, which comprises a combined asset and liability management approach. In addition to supplying traditional investment products such as funds, Credit Suisse is a leading provider of alternative investment products. It also offers an extensive range of wealth management solutions, which include pension planning, life insurance solutions, tax planning, wealth and inheritance advice for trusts and foundations, as well as corporate advisory services and financing. Through the independent private bank Clariden Leu, Credit Suisse serves wealthy clients in Switzerland and selected international markets. Moreover, Credit Suisse offers multiple booking platforms and global execution capabilities.

Structured Advisory Process
Credit Suisse uses its Structured Advisory Process to analyze its clients’ personal financial situations and to prepare investment strategies based on their individual risk profile and level of “free assets,” which excludes the assets required to cover fixed and variable liabilities. Based on this profile, the investment professionals in Wealth Management subsequently develop specific investment recommendations for each client in accordance with the investment guidelines defined by the Credit Suisse Investment Committee. The subsequent implementation and monitoring of the client portfolio is carried out by the relationship manager using an advanced financial tool, which is closely linked to Credit Suisse’s state-of-the-art client relationship management platform. In view of the success of the Structured Advisory Process in Switzerland, Credit Suisse rolled out the model in Hong Kong, Singapore, Austria, Luxembourg, Germany, Italy, Monaco, Gibraltar and the Bahamas, in order to benefit wealthy clients in these regions. It will be rolled out to further countries in 2007.

Investment Services
Credit Suisse is an expert in the management of liquid assets for high-net-worth individuals and offers clients a range of investment advice and discretionary asset management services. Investment advice covers a variety of topics – from portfolio consulting – to advice on individual securities. For clients who are interested in a more active management approach to their portfolios, Credit Suisse has a team of dedicated investment consultants who continuously analyze market information to develop investment recommendations, enabling clients to take advantage of market opportunities across all asset classes. For clients with more complex requirements, Credit Suisse offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products and alternative investments, such as private equity and real estate.

Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. This offering comprises four standardized portfolio management mandates – Classic, Funds & Alternative Investments, Total Return Strategy and Premium – which are linked to the client’s risk preferences and reference currency. Predefined investment strategies, such as capital preservation, growth, current return and customized solutions that meet the clients’ investment goals, are offered within the Premium mandate. Credit Suisse is also a leading provider of innovative alternative investments such as hedge funds, private equity and real estate, which are professionally managed and have a low correlation to traditional market products, such as equities and bonds.

Wealth Management Solutions
Credit Suisse offers clients a range of wealth management solutions, from pension planning, wealth and inheritance advisory services and tax planning to advice on life insurance. The wealth and inheritance advisory offering takes into account the client’s overall asset situation, family circumstances and needs, in order to identify optimal solutions for the transfer of wealth to the next generation, such as asset transfers during the client’s lifetime or the establishment of trusts or foundations. Credit Suisse also offers a variety of tailor-made products and advice for individuals and families with assets generally exceeding USD 50 million.

Corporate Advisory
Credit Suisse provides a range of corporate advisory services through its Wealth Management business to address the needs of entrepreneurs seeking to sell their businesses or to raise additional capital. Clients receive the professional advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of professional international investors in the public and private markets, the professional preparation and coordination of financial transactions and the maximization of company value.

Financing
To meet the financing needs of Wealth Management clients, Credit Suisse offers two basic financing services, securities-backed financing and margin lending, which allow clients to borrow against their investment portfolios, and real estate financing of clients’ residential properties.

Corporate & Retail Banking
Through its Corporate & Retail Banking business, Credit Suisse offers retail clients in Switzerland private accounts, investment products and services, payment transactions, foreign exchange services, a wide variety of financing products, life insurance offerings, pension products, as well as a range of traditional savings products. The range of savings products available to retail clients includes savings accounts and savings plan funds and insurance. Corporate clients can benefit from tailor-made financial solutions and advice on lending, trade finance, cash management and insurance.

Private accounts
Credit Suisse offers a broad spectrum of private accounts, including specially designed accounts for specific client groups. In the field of investing, Credit Suisse supplies a range of products and services, such as safekeeping accounts, bonds, investment funds and innovative product solutions, specifically designed for retail clients.

Payment products
Credit Suisse also offers a variety of sophisticated payment products through its Corporate & Retail Banking business, ranging from IT-based, fully-automated transaction solutions for large corporate clients to cost-efficient and convenient payment products for individual clients.

Financing
Credit Suisse offers a range of financing products, such as construction loans, various types of fixed and variable rate mortgages, consumer, car and real estate loans, different types of leasing arrangements and various credit cards. In November 2006, Credit Suisse announced its plans to consolidate its private credit and car leasing businesses to form a specialized company with its own banking license, in order to provide a more targeted response to its clients’ growing demand for consumer finance. The new organization – BANK-now – commenced operations on January 3, 2007 and acts as a supplier of private credit offerings and car leasing in Switzerland.

To meet the needs of corporate clients in Switzerland, Credit Suisse offers specific services, such as corporate finance, trade finance and ship financing, leasing, traditional lending and payment transactions to large corporate clients, as well as small and medium-sized enterprises. Apart from its main target group of Swiss companies, Corporate & Retail Banking also addresses the needs of the Swiss subsidiaries of multinational corporations.

Corporate & Retail Banking supplies specialized products and services such as business process outsourcing, multi-currency offerings, straight-through-processing equities execution and custody services to small and medium-sized banks, Swiss pension funds and insurance companies.

Asset Management products and services
The Asset Management division of Credit Suisse operates as a globally integrated network, offering a broad array of primarily discretionary investment management strategies for both institutional and individual investors. The investment strategies of its portfolio managers are focused on providing maximum returns within the investor’s criteria, while maintaining a controlled risk profile, adherence to compliance and best execution.

Credit Suisse offers both institutional and individual clients a range of products through both proprietary and third-party distribution channels.
Institutional investors
The Asset Management business offers discretionary asset management services to institutional clients through segregated or pooled accounts. Advisory services include advice on customized investment opportunities, as well as new product and risk and liability management strategies. A full range of products and advisory services is offered to institutional clients around the world.

Individual investors
The Asset Management business offers a wide range of open-end and closed-end funds to individual investors around the world, marketed under the Credit Suisse brand. The largest complex of funds, domiciled in Luxembourg and marketed primarily in Europe, includes a full range of money market, fixed income, equity and balanced investments. In addition to these pan-European mutual funds, the Asset Management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

Asset classes
Money Market
Credit Suisse has a team of experienced Asset Management professionals who work with clients around the world to find the most effective cash solutions. Access to a full suite of taxable liquidity funds and taxable and tax-exempt customized portfolios helps meet the preservation and liquidity needs of clients, including strategies for currency exposure and overall cash management. Strategies include short-term liquidity, pooled investment vehicles, customized portfolios and offshore cash portfolios.

Fixed Income
Credit Suisse offers its clients a broad range of fixed income strategies that include traditional bond benchmark and absolute return products, incorporating government bonds, corporate bonds, structured products, global high-yield bonds, emerging market debt securities, convertible bonds and currencies. Asset Management has a long established tradition of delivering returns across a wide variety of fixed income strategies to meet differing risk profiles, with a strong emphasis on risk management.

Balanced
In the area of balanced investments, Credit Suisse provides clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions.

Equity
Credit Suisse has a team of investment professionals offering clients a broad suite of equity products. Investment strategies include developed and emerging markets, global, regional and single country products and sector funds and products, spanning a range of market capitalizations.

Alternative Investments
Credit Suisse is in a market-leading position in the field of alternative investments, with a range of alternative products, including private equity, hedge funds and funds of hedge funds, real estate, leveraged investments, volatility management and quantitative strategies.

Credit Suisse offers a broad array of private equity funds including customized funds, equity funds, leveraged buyout funds, mezzanine funds, real estate private equity, secondary funds and funds of private equity funds. In the area of hedge funds, it offers single strategy funds as well as funds of hedge funds and customized funds. In real estate, Credit Suisse offers Real Estate Investment Trust funds that invest directly in real estate, funds that invest in listed real estate companies and other real estate securities.

Marketing and distribution
Investment Banking marketing and distribution
In Investment Banking, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world and operates in 57 locations across 26 countries.
Private Banking marketing and distribution
In Wealth Management, Credit Suisse serves its international clients through a network of dedicated relationship managers, advisors and a range of online services. As of December 31, 2006, Wealth Management served its clients in more than 160 locations around the world (including approximately 80 locations in Switzerland) with over 2,800 relationship managers. In addition, the integrated independent private bank, Clariden Leu, serves wealthy private clients in Switzerland and 17 countries worldwide and with over 340 relationship managers.

In Corporate & Retail Banking, Credit Suisse serves businesses and retail banking clients through 215 banking branches in Switzerland. Credit Suisse distributes its products and services to Swiss retail banking clients through an extensive network of local branches. Through its “Direct Net” online banking platform, Credit Suisse offers retail clients the freedom to conduct their business conveniently, securely and cost-effectively from any location at any time. Advisors for small and medium-sized corporate clients are based in more than 40 of the local branches, while large domestic corporate clients are served through two regional offices in Zurich and Lausanne. In addition, the separately branded regional bank, Neue Aargauer Bank, serves retail and corporate clients in the Canton of Aargau, Switzerland, and the consumer finance company, BANK-now, acts as a specialized supplier of private credit offerings and car leasing in the Swiss market.

Asset Management marketing and distribution
In Asset Management, Credit Suisse provides investment solutions to institutional and individual clients around the world through a global team of professionals in over 20 offices in 19 countries. Institutional clients are supported by a network of dedicated relationship managers and individual clients are supported through intermediaries and other third-party distributors.

Operating environment and competition
Operating environment and competition for Investment Banking
Operating environment
The operating environment for Investment Banking is expected to remain favorable in the near term, reflecting expected continued growth in the global economy, high corporate earnings and capital flows into the equity markets and strong levels of client activity.

Investment Banking is well positioned to benefit from a number of trends in the industry. Holding a leading position in emerging markets, Investment Banking is likely to benefit from the rapid growth and increasing importance of these markets. The growth of hedge funds and alternative investments is expected to continue to fuel growth in the prime brokerage services business, which has been recognized as a top provider to hedge funds. Investment Banking, with its strengths in technology and its advanced execution services platform, is expected to benefit from the move towards electronic execution. Investment Banking is also well positioned in the structured products business, despite more volatile market conditions in the subprime sector within the mortgage market, which weakened towards the end of 2006 and in the first quarter of 2007. In addition, Investment Banking is likely to continue to benefit from leveraging its leadership position in the financial sponsor sector and leveraged finance, both of which have gained greater importance in the market.

Competition
Investment Banking faces intense global competition across each of its businesses. Investment Banking competes with investment and commercial banks, broker-dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization. In addition, Investment Banking faces continued competitive pressure to make loans or commit capital to clients.

Operating environment and competition for Private Banking
Operating environment
Credit Suisse expects stable growth in its markets as in previous years, accompanied by greater concentrations of wealth, asset accumulation and market appreciation. Growth rates are expected to be higher in onshore than offshore markets, as a result of greater political stability in newly industrialized countries and the deregulation of local markets in industrialized nations. Asian countries, the Middle East and Eastern Europe have seen substantial wealth generation, which has created significant opportunities for global wealth managers. Also, the strong world economy has paved the way for a recovery in many Western European economies, which has led to higher revenues from net inflows as well as trading activities. The high-net-worth markets are expected to record significant growth rates as a result of the inter-generational wealth transfer in many Western European countries. However, further regulations, as well as enhanced risk and transparency requirements, will put pressure on traditional offshore locations. Credit Suisse anticipated this development several years ago and has built its onshore operations in several markets.

Two demographic trends are leading to significant changes in the wealth management business. First, general social security can no longer guarantee an appropriate level of pension benefits in the face of growing demand. Since governments are increasingly encouraging the accumulation of private wealth, the baby boomer generation is seeking to invest for its retirement, thus suggesting medium-term growth opportunities. Second, the generation that will inherit this wealth has a detailed knowledge of the capital markets. They will have a growing need for a diverse range of complex products, including alternative investments, to protect their assets. Since they are expected to be more active in financial decision-making and are also more sensitive to costs, this generation tends to be less loyal and switch between financial institutions more readily. A key success factor for these institutions is therefore to provide clients with a greater quantity of high-quality information, while providing them with easy and transparent access to the products they require.

The Swiss corporate and retail banking industry is largely dependent on the overall economic development in Switzerland, where Corporate & Retail Banking expects to achieve growth in line with the development of the economy. Swiss retail banking clients generally have comparatively high incomes and savings rates, resulting in a large demand for personal investment management solutions. Furthermore, the Swiss private mortgage business has developed positively in recent years and this trend is expected to continue going forward. The home ownership rate in Switzerland is still low, at approximately 37%, thus offering further potential for mortgage business growth, although this is likely to be subject to declining margins.

Competition
There is a continued high level of competitive pressure, which is set to increase further as wealth management clients increasingly seek expert advice, an integrated approach to the management of their assets and innovative products. It is therefore essential for financial institutions to invest in a modern infrastructure, the further development of their employees and the recruitment of leading talent, particularly in the United States and Asia, where there is a lot of competition for relationship managers.

The consolidation in the wealth management market is continuing in order to meet the future requirements of clients and to produce synergies. Wealth Management’s competitors include major financial institutions with dedicated wealth management activities, such as UBS, Citigroup, Deutsche Bank and HSBC, as well as a number of independent private and retail banks in the Swiss market. In the business with ultra-high-net-worth individuals, major competitors such as the US investment banks are building upon their investment banking expertise and client relationships. In the Swiss market, Wealth Management’s largest competitor is UBS, followed by a number of independent private banks.

In the Swiss corporate and retail business, competition has increased significantly in recent years, especially in the area of private mortgages, where existing and new competitors have adopted aggressive pricing practices. The need to invest heavily in quality advisory capabilities, product innovation and customized client solutions through an open architecture underlines this development. The largest competitor in the Swiss corporate and retail banking market is UBS. Other competitors include the cantonal banks – many of which have state guarantees – as well as regional savings and loan institutions, Raiffeisen Switzerland and other cooperative banks.

Operating environment and competition for Asset Management
Operating environment
With the exception of investment grade fixed income markets, most asset classes generated significant positive returns in 2006. Many emerging equity markets saw performance numbers in excess of 30%, while the returns available in the Eurozone were above 20%. After a mediocre performance in 2005, returns in US equity markets were approximately 15%. The top-performing sectors were Base Metals, Real Estate and Utilities. Investor capital flows were particularly powerful into private equity and hedge funds, which in turn supported the equity markets at a time of strong corporate earnings growth. The potential negative factors of a slowdown in the US economy, rising interest rates in Europe and Japan and the impact of higher commodity prices did not adversely affect markets.

Competition
The asset management industry is experiencing a number of competitive trends. The trend of managers outperforming in less liquid markets, such as small and mid-cap equities and emerging markets, while finding it difficult to add “alpha” in developed, liquid markets, has persisted in the current market environment. This has encouraged investors to focus on enhanced indexation and quantitatively driven products as the “core” of their portfolios and to look to add additional return to diversified portfolios through the addition of non-core, or “satellite” products, such as absolute return strategies, including hedge funds and other alternative investments, such as private equity and real estate.

As a result, institutional investors, including pension funds, are increasingly allocating assets to both index strategies and to alternative investments. Despite the fact that traditional asset classes continue to be the primary portion of professionally managed assets, the current trend is clear. As a result, many traditional asset managers are seeking to expand into the hedge fund arena, either through organic growth or acquisition. There is also convergence between traditional active asset management and hedge funds, as managers in both fields broaden their investment strategies and approaches. Another competitive trend is increased competition from products that seek to replicate performance of both traditional and alternative investment strategies through structured derivatives.

Finally, the divergence in performance between different asset classes has led to strong client demand for asset allocation advice and products and encouraged the development of products that combine multiple asset classes.

Operating and financial review
Overview
Factors affecting results of operations
In the first quarter of 2006, the main developed economies maintained their gross domestic product growth, which was reflected in increased equity market valuations. This increase in equity values was accompanied by high energy prices, which pushed up inflation rates in most countries. However, core inflation rates and indicators remained moderate and the corporate and consumer confidence level continued on an upward trend. In light of higher inflation risk, both the US Federal Reserve (FRB) and the European Central Bank (ECB) raised short-term interest rates.

At the beginning of the second quarter, the confident financial markets sentiment started to wane. The FRB and the ECB continued raising their interest rates and the high prices for oil and other commodities increased the volatility in the equity markets. As a consequence, all main equity indices were lower in May and early June, but recovered towards the end of the quarter. In the United States, there were concerns that real estate markets were overvalued.

The expansion of the global economy continued during the third quarter, despite strong fluctuations in oil prices, which reached a new peak in the third quarter. The majority of the equity markets made up for the losses in the second quarter and continued to report record highs. This development was boosted by a robust economic climate and solid corporate earnings. Some central banks, including the ECB and the Bank of Japan, increased their interest rates.

The conditions present in the third quarter continued into the fourth quarter. The global economy was still growing, equity markets continued rising and the risk of inflation declined. However, due to the higher core inflation rates, the Swiss National Bank and the ECB raised their short-term interest rates modestly.

During 2006, the broad US equity markets recorded gains of approximately 15%. In Switzerland, the Swiss Market Index (SMI) reached a new all-time high, with a significant part of the increase driven by gains on the value of medium-sized companies. Other financial indexes, such as the Financial Times Stock Exchange (FTSE 100) and the Nikkei 225, increased significantly during the year. Yield curves further flattened at the long end towards the end of the year. In some countries, including the United States, the short-term yield remained higher than the long-term interest rate.

2006 was also a record year for global debt underwriting activity. A high level of financing and mergers and acquisitions activity across many sectors helped drive debt issuance volume in both investment-grade and high-yield debt.

Global equity underwriting volumes reached a record level for the year, driven by the record volumes in the initial public offering market and the revival of convertible issuances. Global initial public offering volume rose for the third successive year, surpassing the previous record in 2000. On a regional basis, Europe accounted for the largest number and dollar volume of initial public offerings and China was highest on an individual country basis.

The total volume of announced mergers and acquisitions transactions in 2006 exceeded the previous record set in 2000. Financial sponsors continued to drive mergers and acquisitions activity and European volume growth outpaced the United States, compared to the prior year.

Presentation of results
Effective January 1, 2006, Credit Suisse aligned its organizational structure to form a fully integrated organization, with three segments: Investment Banking, Private Banking and Asset Management.
Prior-period segment results have been revised to reflect the operational and management structure in place during 2006. The Group’s segments are managed and reported on a pre-tax basis. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

Revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of the performance of a segment.

Shared Services, with approximately 15,000 employees as of December 31, 2006, provides corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology. Compensation and benefits and Other expenses of Shared Services are allocated to the segments based on support requirements of the segments, revenues or other relevant measures.

The Global Treasury department allocates interest income and expense relating to balance sheet funding requirements to the segments. In addition, the Global Treasury department allocates to the segments gains and losses related to certain treasury funding transactions based upon the expected funding needs of the segments.

For further information on expenses that are not allocated to the segments, see “Operating and financial review – Corporate Center” and note 5 “Segment information” in the Notes to the consolidated financial statements.

Summary of Credit Suisse Group results
The Group recorded Net income of CHF 11,327 million, an increase of CHF 5,477 million, or 94%, compared to 2005. 2006 Net income included a net capital gain of CHF 1,817 million from the sale of Winterthur. Income from continuing operations before extraordinary items and cumulative effect of accounting changes in 2006 was CHF 8,281 million, an increase of 83%. Investment Banking results improved significantly as a result of favorable market conditions and increased client and deal activity and included credits from insurance settlements for litigation and related costs of CHF 508 million. Private Banking also reported good results as higher revenues associated with client activity were partially offset by higher compensation expenses, including strategic investments in Wealth Management’s global franchise. Asset Management results declined reflecting lower Private equity and other investment-related gains and higher Compensation and benefits and Other expenses, partly due to the business realignment.

Credit Suisse Group recorded Net income of CHF 5,850 million in 2005, compared to CHF 5,628 million in 2004, an increase of CHF 222 million, or 4%. 2005 Net income included a non-cash charge of CHF 421 million after tax relating to a change in the Group’s accounting for share-based awards and a CHF 624 million after-tax charge in Investment Banking to increase the reserve for certain private litigation matters. Net revenues in 2005 increased to CHF 30,489 million, a 13% increase, compared to 2004, benefiting from high levels of client activity during the year. Total operating expenses increased 19% to CHF 23,232 million and there was a net release in Provision for credit losses of CHF 144 million, reflecting the continued positive credit environment. Income from continuing operations before taxes increased in Private Banking and Asset Management, reflecting strong Private equity and other investment-related gains, partially offset by a decrease in Investment Banking, mainly driven by the litigation charge.

Recent developments
On December 22, 2006, the Group completed the sale of Winterthur for cash consideration of CHF 12.3 billion and realized a net capital gain of CHF 1,817 million. As a result of the sale of Winterthur, the results of operations of Winterthur are reflected in Income from discontinued operations, net of tax for all periods presented. Income from discontinued operations, net of tax was CHF 3,070 million in 2006, including the gain from the sale, compared to CHF 1,310 million in 2005 and CHF 639 million in 2004. For further information on the sale of Winterthur, see note 4 “Discontinued operations” in the Notes to the consolidated financial statements.

Credit Suisse remains focused on its strategy to provide more value to its clients through its integrated banking model and active growth of its global footprint. During the fourth quarter of 2006, Credit Suisse announced additional onshore operations in the high-growth market of Brazil through the acquisition of a majority interest in Hedging-Griffo. The Group expects to acquire the remaining interest over a period of five years. Hedging-Griffo is a leading asset management company with a large and well-established client base and also serves high-net-worth individuals through its private banking platform in Brazil. Hedging-Griffo manages CHF 9.2 billion in assets for high-net-worth individuals in Brazil and has increased Assets under management at an average annual growth rate of 38.5% over the past three years. The acquisition will support Credit Suisse’s integrated banking model by adding significant scale to its onshore asset management business, strengthening its private banking businesses and complementing Credit Suisse’s position as a premier investment bank in Brazil. The acquisition is expected to close by the middle of 2007, subject to regulatory approval.

For information on Credit Suisse’s expansion in emerging markets, launch of new business initiatives in its commodities and alternative investments businesses, the realignment of Asset Management in 2006 and the merger of the independent private banks in 2007, see “Information on the company” on page 15.

Performance indicators
In January 2007, Credit Suisse announced new performance indicators for Credit Suisse and the Investment Banking, Private Banking and Asset Management segments. These targets are to be achieved across business cycles over a three- to five-year period.

The following table sets forth the Group's performance indicators:
Growth measures	EPS growth	Double-digit annual earnings per share growth in %

	NNA growth	NNA as % of AuM above 6%

Efficiency measure	Cost/income ratio	Sustainable efficiency improvements with top quartile performance compared to industry

Performance measures	Return on equity	Annual rate of return above 20%

	Total shareholder return	Superior total shareholder return compared to peer group (i.e., share price appreciation plus dividends)

Capital measure	BIS Tier 1 capital ratio	Minimum target level of 10%

EPS: Earnings per share; NNA = Net new assets; AuM = Assets under management

The following table sets forth additional divisional performance indicators:
Investment Banking		Pre-tax income margin	> 30%

Private Banking	Wealth Management	Pre-tax income margin	> 40%

		NNA as % of AuM	> 6%

	Corporate & Retail Banking	Pre-tax income margin	> 40%

Asset Management		Pre-tax income margin	> 35%

NNA = Net new assets; AuM = Assets under management

Credit Suisse Group
The following table presents the Group's consolidated statements of income:
Year ended December 31, in CHF m	2006	2005	2004

Interest and dividend income	50,269	36,116	26,312

Interest expense	(43,703)	(29,198)	(18,796)

Net interest income	6,566	6,918	7,516

Commissions and fees	17,647	14,323	13,323

Trading revenues	9,428	5,634	3,675

Other revenues	4,962	3,614	2,519

Total noninterest revenues	32,037	23,571	19,517

Net revenues	38,603	30,489	27,033

Provision for credit losses	(111)	(144)	83

Compensation and benefits	15,697	13,974	11,951

Other expenses	8,717	9,258	7,630

Total operating expenses	24,414	23,232	19,581

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	14,300	7,401	7,369

Income tax expense	2,389	927	1,293

Minority interests	3,630	1,948	1,080

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	8,281	4,526	4,996

Income from discontinued operations, net of tax	3,070	1,310	639

Extraordinary items, net of tax	(24)	0	0

Cumulative effect of accounting changes, net of tax	0	14	(7)

Net income	11,327	5,850	5,628

2006 compared to 2005
Net revenues
The Group reported Net revenues of CHF 38,603 million in 2006, an increase of CHF 8,114 million, or 27%, compared to 2005. This increase reflected a very strong performance in Investment Banking in favorable market conditions and a solid performance in Private Banking, with increased client activity and asset-based fees. Asset Management Net revenues increased slightly, reflecting lower Private equity and other investment-related gains.

Net interest income in 2006 decreased CHF 352 million, or 5%, to CHF 6,566 million, compared to CHF 6,918 million in 2005. Interest and dividend income increased CHF 14,153 million, or 39%, mainly due to higher Interest and dividend income on trading assets and a strong result from higher average balances in both government and corporate bonds. This was offset by a greater increase in Interest expense, primarily on deposits and trading liabilities.

Commissions and fees in 2006 increased CHF 3,324 million, or 23%, to CHF 17,647 million, compared to CHF 14,323 million in 2005, primarily reflecting very strong results in the underwriting, advisory and leveraged finance businesses and the higher levels of Assets under management.

Trading revenues increased 67% to CHF 9,428 million in 2006, compared with CHF 5,634 million in 2005, mainly from strong equity and fixed income trading in Investment Banking, which benefited from favorable market conditions and increased client activity.

Other revenues in 2006 increased to CHF 4,962 million, or 37%, from CHF 3,614 million in 2005, which was mainly from higher minority interest-related revenues, recorded in the Corporate Center, from consolidated private equity funds and other entities in which the Group does not have a significant economic interest in such revenues. Other revenues included CHF 3,559 million in 2006 and CHF 2,085 million in 2005 of these minority interest-related revenues.

Provision for credit losses
The Group reported a net release of Provision for credit losses of CHF 111 million for 2006, compared to a net release of CHF 144 million in 2005. While the credit environment is likely to remain favorable in the near term, the Group does not expect these benign conditions to continue.

Total operating expenses
Total operating expenses were CHF 24,414 million in 2006, an increase of CHF 1,182 million, or 5%, compared to CHF 23,232 million in 2005.
Compensation and benefits increased CHF 1,723 million, or 12%, compared to 2005, which included a CHF 630 million expense, recorded in the Corporate Center, relating to a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. 2006 Compensation and benefits primarily reflected higher performance-based compensation in Investment Banking and Private Banking.

Other expenses in 2006 were CHF 8,717 million, a decrease of CHF 541 million, or 6%, compared to 2005. Other expenses in 2006 included credits from insurance settlements for litigation and related costs of CHF 508 million, while Other expenses in 2005 included the reserve for private litigation matters of CHF 960 million. Excluding these items, Other expenses increased CHF 927 million, or 11%, reflecting a 21% increase in Commission expenses, in line with increased Net revenues. In addition, Professional services increased 12%, primarily reflecting higher marketing activity and re-branding costs and, to a lesser extent, the realignment in Asset Management. Amortization and impairment of other intangible assets increased 89% as a result of intangible asset impairments of CHF 139 million in connection with the realignment of Asset Management. In addition, there were increases in Occupancy expenses and Travel and entertainment expenses.

Income tax expense
The Group recorded Income tax expense of CHF 2,389 million in 2006, an increase of CHF 1,462 million, or 158%, reflecting the Group's higher Income from continuing operations before taxes. This compared to an Income tax expense of CHF 927 million in 2005, reflecting the impact of the change in the Group’s accounting for share-based compensation awards in 2005. The Group’s effective tax rate in 2006 and 2005 was 17% and 13%, respectively.

The Group’s Income tax expense is not affected by minority interest revenues and expenses from consolidated private equity and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and was CHF 3,560 million in 2006 compared to CHF 2,042 million in 2005. Excluding the effect of non-taxable income from these investments, the Group’s effective tax rate was 22% in 2006 and 17% in 2005.

Minority interests
Minority interests were CHF 3,630 million in 2006, an increase of CHF 1,682 million, or 86%, compared to 2005. This increase was primarily due to revenues from certain private equity funds and other entities that were consolidated for the first time in 2006. For further information on the consolidation of these additional private equity funds and other entities, see note 2 “Recently issued accounting standards” in the Notes to the consolidated financial statements. The Group’s Net revenues and Total operating expenses reflect the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect Net income as the recorded revenues and expenses are offset by corresponding amounts reported as Minority interests. The minority interest income, net of expenses, related to these entities was CHF 3,560 million in 2006 and CHF 2,042 million in 2005 and is reported in the Corporate Center.

2005 compared to 2004
Net revenues
The Group reported Net revenues of CHF 30,489 million in 2005, an increase of CHF 3,456 million, or 13%, compared to 2004.
Net interest income in 2005 was CHF 6,918 million, compared to CHF 7,516 million in 2004, a decrease of CHF 598 million, or 8%, due mainly to an increase in Interest expense in Investment Banking as a result of higher short-term borrowing costs and higher financing liabilities.

Commissions and fees in 2005 increased 8% to CHF 14,323 million, compared to CHF 13,323 million in 2004. This increase was generated largely by higher underwriting and advisory revenues in Investment Banking and asset-based commissions and brokerage volumes in Private Banking.

Trading revenues in 2005 increased CHF 1,959 million, or 53%, to CHF 5,634 million, primarily in Investment Banking. The increase in Investment Banking was driven by increases in both fixed income and equity trading results related to higher client transaction volume.

Other revenues in 2005 were CHF 3,614 million, compared to CHF 2,519 million in 2004, an increase of CHF 1,095 million, or 43%, reflecting an increase in minority interest-related revenues and higher Private equity and other investment-related gains. Other revenues included CHF 2,085 million in 2005 and CHF 1,110 million in 2004 of minority interest-related revenues, recorded in the Corporate Center, from consolidated private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Provision for credit losses
The Group reported a net release of Provision for credit losses of CHF 144 million in 2005, compared to a net increase in Provision for credit losses of CHF 83 million in 2004. These releases largely reflected a favorable credit environment in 2005.

Total operating expenses
The Group reported Total operating expenses of CHF 23,232 million in 2005, compared to CHF 19,581 million in 2004, an increase of CHF 3,651 million, or 19%. The increase included a charge of CHF 960 million in Investment Banking to increase the reserve for certain private litigation matters. Excluding the litigation charge, Total operating expenses increased CHF 2,691 million, or 14%, mainly reflecting an increase in Compensation and benefits.

Compensation and benefits in 2005 was CHF 13,974 million, compared to CHF 11,951 million in 2004, an increase of CHF 2,023 million, or 17%, which reflected increases in Investment Banking and Private Banking primarily due to higher performance-related compensation in line with the improved results. In addition, the increase reflected the impact of Private Banking’s front office recruitment as part of its ongoing strategic investments in growth markets. Compensation and benefits in 2005 was also impacted by the CHF 630 million charge relating to the change in the Group’s accounting for share-based compensation awards, which was recorded in the Corporate Center. For further information on this charge and on share-based compensation, see “Corporate Center” and notes 1 “Summary of significant accounting policies” and 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.

Other expenses in 2005 were CHF 9,258 million, compared to CHF 7,630 million in 2004, an increase of CHF 1,628 million, or 21%, due mainly to the impact of the CHF 960 million charge for certain private litigation matters. In addition, the increase reflected higher Professional services expenses in both Investment Banking and Asset Management and higher Commission expenses in Investment Banking and Private Banking. Corporate Center Total operating expenses included costs of CHF 128 million relating to the integration of the banking businesses in 2005. In addition, there were increases in Travel and entertainment costs and Amortization and impairment of other intangible assets costs.

Income tax expense
The Group recorded Income tax expense of CHF 927 million in 2005, compared to CHF 1,293 million in 2004, a decrease of CHF 366 million, or 28%. Income tax expense was positively impacted by the increase in the reserve for certain private litigation matters, the release of tax contingency accruals of CHF 131 million, due to the favorable settlement of certain tax audits in Investment Banking and a decrease in the effective tax rate as a result of changes in the geographic mix of taxable income.

Income tax expense in 2005 was also impacted by the change in the Group’s accounting for share-based compensation awards, which resulted in a decrease in Income tax expense of CHF 209 million. For further information on this charge and on share-based compensation, see “Corporate Center” and notes 1 “Summary of significant accounting policies” and 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.

The Group’s Income tax expense is not affected by minority interest revenues and expenses from consolidated private equity and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and was CHF 2,042 million in 2005 compared to CHF 1,072 million in 2004. The Group’s effective tax rate was 13% in 2005 and 18% in 2004. Excluding the effect of non-taxable income from these investments, the Group’s effective tax rate was 17% in 2005 and 21% in 2004.

Minority interests
Minority interests were CHF 1,948 million in 2005, compared to CHF 1,080 million in 2004, an increase of CHF 868 million, or 80%. The Group’s Net revenues and Total operating expenses reflect the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect Net income as the revenues and expenses recorded are offset by corresponding amounts reported as Minority interests. The minority interest income, net of expenses, related to these entities, was CHF 2,042 million in 2005, compared to CHF 1,072 million in 2004 and was reported in the Corporate Center. The increase primarily reflected increased Private equity and other investment-related gains in these funds.

Investment Banking
The following table presents the results of the Investment Banking segment:
Year ended December 31, in CHF m	2006		2005		2004

Net interest income	2,640		3,372		4,134

Commissions and fees	8,941		6,709		6,171

Trading revenues	8,368		4,931		2,872

Other revenues	520		535		564

Total noninterest revenues	17,829		12,175		9,607

Net revenues	20,469		15,547		13,741

Provision for credit losses	(38)		(73)		(34)

Compensation and benefits	10,261		8,621		7,765

Other expenses	4,295	1)	5,400	2)	3,987

Total operating expenses	14,556		14,021		11,752

Income from continuing operations before taxes	5,951		1,599		2,023

1) Includes credits from insurance settlements for litigation and related costs of CHF 508 million. 2) Includes a CHF 960 million charge to increase the reserve for certain private litigation matters.

The following tables present key information of the Investment Banking segment:
Year ended December 31	2006	2005	2004

Cost/income ratio	71.1%	90.2%	85.5%

Pre-tax income margin	29.1%	10.3%	14.7%

Compensation/revenue ratio	50.1%	55.5%	56.5%

Average utilized economic capital, in CHF m	15,853	12,581	10,129

Pre-tax return on average utilized economic capital1)	40.3%	15.4%	22.6%

Average one-day, 99% VaR, in CHF m	79	66	63

1) Calculated using a return excluding interest costs for allocated goodwill.

Year ended December 31	2006	2005	2004

Total loans, net, in CHF m	44,285	34,762	25,232

Total non-performing loans/total loans, net	0.3%	0.4%	1.1%

Total impaired loans, gross/total loans, net	0.4%	1.5%	2.6%

2006 compared to 2005
Investment Banking reported Income from continuing operations before taxes of CHF 5,951 million, an increase of CHF 4,352 million, or 272%, compared to 2005. Excluding the CHF 508 million of credits from insurance settlements for litigation and related costs in 2006 and the CHF 960 million charge to increase the reserve for certain private litigation matters in 2005, Income from continuing operations before taxes increased 113% compared to 2005. These record results in 2006 reflected strong performance in all key businesses and regions amid favorable market conditions, high levels of deal activity and improved market share in certain products.

Pre-tax income margin was 29.1% compared to 10.3% in 2005, and Pre-tax return on average utilized economic capital was 40.3% compared to 15.4% in 2005. Excluding the 2006 insurance settlements and the 2005 litigation charge, Pre-tax income margin was 26.6% and 16.5%, and Pre-tax return on average utilized economic capital was 37.1% and 23.1% in 2006 and 2005, respectively.

Investment Banking’s progress in implementing its strategy to deliver a more profitable franchise positioned it to capitalize on favorable market conditions prevalent during 2006. For 2006, Investment Banking delivered strong revenue growth and began to make progress on cost management initiatives. Consequently, Investment Banking was able to achieve a number of its financial objectives set out in December 2004 and continues to make incremental progress in other areas of its strategy. Investment Banking reported Net revenues of CHF 20,469 million in 2006, up CHF 4,922 million, or 32%, versus 2005, reflecting significantly higher Total investment banking and Total trading revenues, demonstrating Investment Banking’s strength and leadership position in key business areas, including the emerging markets, leveraged finance, and mortgage businesses. Revenues were well diversified across most product classes and regions.

Provision for credit losses amounted to a net release of CHF 38 million in 2006 compared to a net release of CHF 73 million in 2005, reflecting the continued favorable credit environment. Any losses on real estate loans held for securitization are recorded in Trading revenues, not as part of Provision for credit losses. Total impaired loans, gross as of December 31, 2006, decreased CHF 324 million, or 63%, to CHF 188 million compared to December 31, 2005, due to the continued favorable credit environment. Valuation allowances as a percentage of total impaired loans, gross increased 45 percentage points from December 31, 2005 to 136% as of December 31, 2006. While the credit environment is likely to remain favorable in the near term, the benign credit environment is not expected to continue, which may result in a modest increase in net new provision levels towards the end of 2007.

Investment Banking reported Total operating expenses of CHF 14,556 million, up CHF 535 million, or 4%, compared to 2005. Excluding the 2006 insurance settlements and the 2005 litigation charge, Total operating expenses increased CHF 2,003 million, or 15%. Compensation and benefits increased CHF 1,640 million, or 19%, due primarily to higher compensation expenses in line with higher revenues, with discretionary bonus representing a considerable portion of the total amount. Compensation and benefits for a given year are determined by the strength and breadth of business results, staffing levels and the impact of share-based compensation programs. The Compensation/revenue ratio of 50.1% in 2006 was below the targeted level of 53.5% and declined from 55.5% for 2005. Other expenses decreased CHF 1,105 million, or 20%, compared to 2005. Excluding the insurance settlements and the litigation charge, Other expenses were up CHF 363 million, or 8%, from 2005, due primarily to higher commissions in line with higher business activity, higher professional fees due to increased deal activity and the Centers of Excellence start-up initiatives and higher premises and equipment expenses.

The following table presents the revenue details of the Investment Banking segment:
Year ended December 31, in CHF m	2006	2005	2004

Debt underwriting	2,206	1,484	1,401

Equity underwriting	1,270	931	747

Total underwriting	3,476	2,415	2,148

Advisory and other fees	1,900	1,475	1,161

Total investment banking	5,376	3,890	3,309

Fixed income trading	9,598	7,004	6,191

Equity trading	5,881	4,340	3,795

Total trading	15,479	11,344	9,986

Other (including loan portfolio)	(386)	313	446

Net revenues	20,469	15,547	13,741

Total investment banking revenues include Debt underwriting, Equity underwriting and Advisory and other fees. Total investment banking revenues were a record CHF 5,376 million in 2006 and improved CHF 1,486 million, or 38%, from 2005, with significant increases in both Total underwriting and Advisory and other fees. Debt underwriting revenues were CHF 2,206 million, up CHF 722 million, or 49%, versus 2005, primarily reflecting higher results in leveraged finance amid more favorable market conditions and higher industry volumes, increased market share and continued strength in the financial sponsor client sector. The investment grade capital markets business had good revenue growth compared to 2005 in line with the focus on profitability of this business. Equity underwriting revenues were CHF 1,270 million, up CHF 339 million, or 36%, versus 2005. This improvement was primarily due to record industry-wide equity issuance volumes resulting from improvement in both the initial public offering and convertibles markets. Advisory and other fees increased CHF 425 million, or 29%, to CHF 1,900 million versus 2005, due primarily to a significant increase in industry-wide mergers and acquisitions activity and increased market share. The Advisory and other fees results also reflected significantly higher revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds.

Total trading revenues include results from Fixed income trading and Equity trading. Total trading revenues of CHF 15,479 million increased CHF 4,135 million, or 36%, compared to 2005. Fixed income trading revenues increased CHF 2,594 million, or 37%, to CHF 9,598 million versus 2005. These results primarily reflected strong performance in the commercial mortgage-backed securities, emerging markets, leveraged finance and global foreign exchange businesses. Investment Banking continued to expand its residential mortgage-backed securities business, and revenues in 2006 were slightly higher compared to 2005, despite softer market conditions in the United States towards the end of 2006. The market conditions in the subprime sector continued to weaken in the first quarter of 2007. The commodities business continued its growth in 2006 with a solid revenue contribution in the year. Equity trading revenues increased CHF 1,541 million, or 36%, to CHF 5,881 million versus 2005. These results reflected higher revenues in all key business areas. The cash business benefited from an increase in deal activity in most regions, stronger secondary markets and continued strong performance from the advanced execution services business. Equity proprietary trading had a strong performance across most strategies and regions amid positive market conditions.

Investment Banking’s Average one-day, 99% VaR in 2006 was CHF 79 million, up from CHF 66 million in 2005, mainly due to higher equity VaR, partly offset by an increase in the diversification benefit across risk types. Average utilized economic capital increased CHF 3.3 billion to CHF 15.9 billion, compared to 2005, in line with the strategy to increase capital in support of high-growth and high-margin activities.

Other (including loan portfolio) had losses of CHF 386 million in 2006 compared to revenues of CHF 313 million in 2005. These results reflected lower gains from private equity-related investments not included within the Asset Management segment and losses on credit default swaps used to hedge the loan portfolio compared to gains on such credit default swaps in 2005.

2005 compared to 2004
Investment Banking reported Income from continuing operations before taxes of CHF 1,599 million in 2005, a decrease of CHF 424 million, or 21%, compared to 2004. Excluding the CHF 960 million charge in 2005 to increase the reserve for certain private litigation matters, Income from continuing operations before taxes was CHF 2,559 million, an increase of CHF 536 million, or 26%, compared to 2004. This improvement, excluding the litigation charge, was driven by higher Net revenues and lower Provision for credit losses (including the release of significant credit provisions), offset in part by higher Total operating expenses.

Pre-tax income margin in 2005 decreased to 10.3% from 14.7% in 2004, and Pre-tax return on average utilized economic capital decreased from 22.6% in 2004 to 15.4% in 2005. Excluding the impact of the CHF 960 million litigation charge in 2005, Pre-tax income margin increased to 16.5%, and Pre-tax return on average utilized economic capital increased to 23.1% in 2005.

Investment Banking reported Net revenues of CHF 15,547 million in 2005, up CHF 1,806 million, or 13%, versus 2004, reflecting higher Total investment banking and Total trading revenues amid increased industry-wide activity. This improvement demonstrated Investment Banking’s strength and leadership position in key business areas, including initial public offerings, leveraged finance, advanced execution services, emerging markets, prime brokerage and the increasingly important financial sponsor client sector.

Provision for credit losses amounted to a net release of CHF 73 million in 2005, reflecting the continued favorable credit environment for lenders. This compares to a net release of CHF 34 million in 2004, which included a significant recovery related to the sale of an impaired loan. Total impaired loans, gross as of December 31, 2005, decreased CHF 137 million, or 21%, to CHF 512 million compared to December 31, 2004, due to the continued favorable credit environment. Valuation allowances as a percentage of total impaired loans, gross increased nine percentage points from December 31, 2004, to 91% as of December 31, 2005.

Investment Banking reported Total operating expenses of CHF 14,021 million in 2005, an increase of CHF 2,269 million, or 19%, versus 2004. This included the impact of the CHF 960 million charge in 2005 to increase the reserve for certain private litigation matters. Excluding the impact of this litigation charge, Total operating expenses in 2005 increased CHF 1,309 million, or 11%. Compensation and benefits expense increased CHF 856 million, or 11%, to CHF 8,621 million, reflecting higher costs related to deferred compensation plans and higher salaries and benefits due primarily to increased headcount, offset in part by lower severance costs. The Compensation/revenue ratio was 55.5% in 2005 compared to 56.5% in 2004. Other expenses increased CHF 1,413 million, or 35%, to CHF 5,400 million, primarily reflecting the impact of the litigation charge and increased commissions and professional fees.

Total investment banking revenues improved CHF 581 million, or 18%, to CHF 3,890 million in 2005, with increases in both Total underwriting and Advisory and other fees. This strong investment banking performance reflected the impact of the newly established financing platform, which integrated the capital markets, leveraged finance origination and structuring teams. Investment Banking also benefited from a leading position in the financial sponsors business. Debt underwriting revenues were CHF 1,484 million, up CHF 83 million, or 6%, versus 2004, primarily reflecting higher results in investment grade capital markets and leveraged finance. Equity underwriting revenues were CHF 931 million, up CHF 184 million, or 25%, versus 2004. This improvement was due to higher industry-wide equity issuance activity and increased initial public offering market share in the Americas and Europe. Advisory and other fees increased CHF 314 million, or 27%, to CHF 1,475 million versus 2004, due primarily to an increase in industry-wide activity and increased market share. Advisory and other fees also reflected higher revenues from the private fund group.

Total trading revenues of CHF 11,344 million increased CHF 1,358 million, or 14%, compared to 2004. Fixed income trading revenues increased CHF 813 million, or 13%, to CHF 7,004 million versus 2004. The fixed income results reflected improvement in commercial and residential mortgage-backed securities and Latin America and other emerging markets trading, all of which are key growth areas in the industry, partially offset by weaker results in US high grade and global foreign exchange positioning. Fixed income trading revenues also reflected a CHF 125 million positive adjustment to the valuation of OTC derivatives in connection with enhancements to better align internal estimates of fair value with dealer market estimates of fair value and a CHF 216 million positive adjustment resulting from a change in the estimate of fair value of retained interests in residential mortgage-backed securities. Equity trading revenues increased CHF 545 million, or 14%, to CHF 4,340 million versus 2004. These results reflected higher revenues in prime services, the global cash business and equity proprietary trading, partially offset by lower revenues in the convertibles business.

Investment Banking’s Average one-day, 99% VaR in 2005 was CHF 66 million, up from CHF 63 million in 2004, mainly due to higher interest rate and credit spread and equity VaR, partly offset by an increase in the diversification benefit across risk types. Average utilized economic capital increased CHF 2.5 billion to CHF 12.6 billion, compared to 2004 in line with the strategy to increase capital in support of high-growth and high-margin activities.

Other (including loan portfolio) revenues decreased CHF 133 million, or 30%, to CHF 313 million in 2005, due primarily to lower interest costs related to allocated goodwill and lower gains from private equity-related investments not managed as part of the Asset Management segment.

Private Banking
The following table presents the results of the Private Banking segment:
Year ended December 31, in CHF m	2006	2005	2004

Net interest income	4,095	3,716	3,651

Commissions and fees	6,623	5,812	5,434

Trading revenues	751	793	629

Other revenues	209	174	238

Total noninterest revenues	7,583	6,779	6,301

Net revenues	11,678	10,495	9,952

Provision for credit losses	(73)	(71)	116

Compensation and benefits	4,038	3,588	3,155

Other expenses	3,117	3,012	2,964

Total operating expenses	7,155	6,600	6,119

Income from continuing operations before taxes	4,596	3,966	3,717

The following tables present key information of the Private Banking segment:
Year ended December 31	2006	2005	2004

Cost/income ratio	61.3%	62.9%	61.5%

Pre-tax income margin	39.4%	37.8%	37.3%

Net new assets, in CHF bn	52.2	50.4	36.8

Average utilized economic capital, in CHF m	4,525	4,714	4,718

Pre-tax return on average utilized economic capital1)	103.4%	85.5%	79.8%

1) Calculated using a return excluding interest costs for allocated goodwill.

December 31, in CHF bn	2006	2005	2004

Assets under management	940.3	837.6	691.5

Total assets	340.7	298.1	231.3

2006 compared to 2005
Private Banking reported Income from continuing operations before taxes of CHF 4,596 million in 2006, CHF 630 million, or 16%, higher than in 2005. Net revenues were CHF 11,678 million in 2006, up CHF 1,183 million, or 11%, compared to 2005, mainly due to higher Commissions and fees and Net interest income. Total operating expenses were CHF 7,155 million in 2006, an increase of CHF 555 million, or 8%, compared to 2005, mainly reflecting higher performance-related compensation expenses in line with better results and strategic investments in Wealth Management's global franchise. Assets under management as of December 31, 2006, increased 12.3% to CHF 940.3 billion compared to December 31, 2005, including record Net new assets of CHF 52.2 billion, up 3.6% from December 31, 2005.

Private Banking continued to make considerable progress in the international expansion of its global franchise in 2006, building on its momentum in 2005, when it opened six new offices in high-growth markets in the Middle East, Asia and Russia. During 2006, Private Banking invested in additional onshore operations in Doha, Beirut, California, Moscow, Sydney and São Paolo in order to strengthen its presence in these strategic growth markets.

Net revenues were CHF 11,678 million in 2006, up CHF 1,183 million, or 11%, compared to 2005. Commissions and fees were up CHF 811 million or 14%, mainly driven by higher asset-based fees related to the higher level of Assets under management. The increase in Commissions and fees was also due to higher brokerage volumes and product issuances, reflecting increased client activity. Net interest income increased CHF 379 million, or 10%, primarily driven by higher liability volumes and margins. In addition, Net interest income benefited from higher dividend income from the equity portfolio of the independent private banks. Trading revenues decreased slightly, mainly related to the lower valuation of the independent private banks’ equity portfolio, offset in part by higher foreign exchange trading from clients.

Net releases of Provision for credit losses amounted to CHF 73 million in 2006 compared to net releases of CHF 71 million in 2005, reflecting the continued favorable credit environment.
Total operating expenses were CHF 7,155 million in 2006, an increase of CHF 555 million, or 8%, from 2005. Compensation and benefits increased CHF 450 million, or 13%, mainly reflecting higher performance-related compensation expenses in line with the better results and strategic investments in Wealth Management’s global franchise. In 2006, Wealth Management added 115 relationship managers, taking the total number of relationship managers to over 2,800. Other expenses increased CHF 105 million, or 3%, compared to 2005, due to higher Commission expenses related to higher Commissions and fees, costs associated with the re-branding implementation, expenses related to Wealth Management’s strategic growth in international locations and higher non-credit related provisions.

Private Banking reported a Pre-tax income margin of 39.4% for 2006, an increase of 1.6 percentage points compared to 2005, primarily reflecting the strong increase in Net revenues. Assets under management were CHF 940.3 billion as of December 31, 2006, an increase of CHF 102.7 billion, or 12.3%, compared to December 31, 2005. This increase was due to strong Net new assets generation of CHF 52.2 billion and higher equity valuations, offset in part by the adverse impact of foreign exchange-related movements, mainly the weaker US dollar.

Wealth Management
The following table presents the results of the Wealth Management business:
Year ended December 31, in CHF m	2006	2005	2004

Net interest income	1,916	1,625	1,569

Commissions and fees	5,639	4,947	4,624

Trading revenues	533	503	372

Other revenues	93	50	87

Total noninterest revenues	6,265	5,500	5,083

Net revenues	8,181	7,125	6,652

Provision for credit losses	(19)	25	(5)

Compensation and benefits	2,780	2,367	2,071

Other expenses	2,183	2,072	2,004

Total operating expenses	4,963	4,439	4,075

Income from continuing operations before taxes	3,237	2,661	2,582

The following tables present key information of the Wealth Management business:
Year ended December 31	2006	2005	2004

Cost/income ratio	60.7%	62.3%	61.3%

Pre-tax income margin	39.6%	37.3%	38.8%

Net new assets, in CHF bn	50.5	42.8	31.4

Net new asset growth	7.3%	7.5%	5.8%

Gross margin on assets under management	111.6 bp	112.6 bp	117.4 bp

of which asset-based	70.8 bp	72.6 bp	77.9 bp

of which transaction-based	40.8 bp	40.1 bp	39.5 bp

Net margin (pre-tax) on assets under management	44.1 bp	42.0 bp	45.6 bp

December 31, in CHF bn	2006	2005	2004

Assets under management	784.2	693.3	567.8

Wealth Management reported Income from continuing operations before taxes of CHF 3,237 million for 2006, up CHF 576 million, or 22%, from 2005. Net revenues increased CHF 1,056 million, or 15%, in 2006 to CHF 8,181 million compared to 2005, primarily due to higher Commissions and fees from brokerage volumes and product issuances, reflecting stronger client activity, increased asset-based Commissions and fees due to the increased Assets under management, and higher Net interest income, largely due to an increase in liability volumes and margins. Net interest income also benefited from higher dividend income from the equity portfolio of the independent private banks.

Net releases of Provision for credit losses for 2006 amounted to CHF 19 million compared to net new provisions of CHF 25 million in 2005.
Total operating expenses for 2006 were CHF 4,963 million, up CHF 524 million, or 12%, from 2005. Compensation and benefits increased CHF 413 million, or 17%, primarily reflecting higher performance-related compensation expenses in line with the better results and strategic investments in the global franchise. Other expenses increased by CHF 111 million, or 5%, from 2005, due to higher Commission expenses related to the increases in Commissions and fees, expenses related to the strategic growth in international locations and higher non-credit related provisions.

Pre-tax income margin improved 2.3 percentage points to 39.6% from 2005, reflecting the strong increase in Net revenues, which outpaced the increase in expenses. Assets under management were CHF 784.2 billion as of December 31, 2006, up CHF 90.9 billion, or 13.1%, compared to December 31, 2005. The main drivers of this growth were strong Net new assets generation and higher equity valuations, offset in part by the adverse impact of foreign exchange-related movements, mainly the weaker US dollar. Net new assets inflows were CHF 50.5 billion, an annual growth rate of 7.3% in 2006, exceeding the 6% mid-term target and showing continued momentum in asset gathering. Asset inflows were strongest in Europe and the United States. The slower asset inflows in Asia in the first half of 2006 improved in the second half.

The Gross margin on assets under management was 111.6 basis points for 2006, reflecting a slight decrease of 1.0 basis points compared to 2005. This decrease was primarily driven by the decline in the asset-based margin from the slower growth of underlying Net interest income compared to the growth in average Assets under management and the dilution effect from the strong growth in Net new assets during the year.

Corporate & Retail Banking
The following table presents the results of the Corporate & Retail Banking business:
Year ended December 31, in CHF m	2006	2005	2004

Net interest income	2,179	2,092	2,082

Commissions and fees	984	865	810

Trading revenues	218	289	256

Other revenues	116	124	151

Total noninterest revenues	1,318	1,278	1,217

Net revenues	3,497	3,370	3,299

Provision for credit losses	(54)	(96)	122

Compensation and benefits	1,258	1,221	1,083

Other expenses	934	940	959

Total operating expenses	2,192	2,161	2,042

Income from continuing operations before taxes	1,359	1,305	1,135

The following tables present key information of the Corporate & Retail Banking business:
Year ended December 31	2006	2005	2004

Cost/income ratio	62.7%	64.1%	61.9%

Pre-tax income margin	38.9%	38.7%	34.4%

Net new assets, in CHF bn	1.7	7.6	5.4

Average utilized economic capital, in CHF m	2,781	3,122	3,271

Pre-tax return on average utilized economic capital1)	49.0%	41.9%	34.8%

1) Calculated using a return excluding interest costs for allocated goodwill.

Year ended December 31	2006	2005	2004

Assets under management, in CHF bn	156.1	144.3	123.7

Total mortgage loans, in CHF bn	66.0	66.3	63.0

Total other loans, net, in CHF bn	33.9	28.3	23.9

Total non-performing loans/total loans, net	1.3%	1.9%	2.9%

Total impaired loans, gross/total loans, net	1.8%	2.6%	4.2%

Number of branches	215	215	214

Corporate & Retail Banking reported Income from continuing operations before taxes of CHF 1,359 million for 2006, an increase of CHF 54 million, or 4%, compared to 2005. Net revenues increased CHF 127 million, or 4%, in 2006 to CHF 3,497 million, due to increased Net interest income, reflecting higher liability volumes and margins, partially offset by asset margin pressure, and higher asset-based Commissions and fees.

Net releases of Provision for credit losses were CHF 54 million for 2006 compared with net releases of CHF 96 million for 2005, reflecting the continued favorable credit environment. However, a reduction in future releases of credit provisions is expected due to a decline in the amount of impaired loans.

Total operating expenses were CHF 2,192 million in 2006, an increase of CHF 31 million, or 1%, compared to 2005. This increase was mainly driven by higher personnel costs from salary increases and related benefits and higher performance-related compensation expenses due to the better results. Other expenses were flat, reflecting higher costs associated with the re-branding implementation, offset by lower costs as a result of cost management initiatives.

Pre-tax income margin for 2006 was 38.9%, 0.2 percentage points higher than in 2005, as higher Net revenues exceeded the increase in Total operating expenses and the decrease in net releases of Provision for credit losses. The 2006 Pre-tax return on average utilized economic capital was 49.0%, an increase of 7.1 percentage points compared to 2005 due to a decrease in the Average utilized economic capital, reflecting the risk profile of the lending portfolio, and indicating strong profitability in a very competitive and mature market.

2005 compared to 2004
Private Banking
Private Banking reported Income from continuing operations before taxes of CHF 3,966 million in 2005, up CHF 249 million, or 7%, compared to 2004. Net revenues were CHF 10,495 million in 2005, up CHF 543 million, or 5%, compared to 2004. Commissions and fees were up CHF 378 million, or 7%, mainly reflecting higher asset-based fees and brokerage volumes. Trading revenues increased CHF 164 million, or 26%, primarily due to improved revenues from foreign exchange trading, reflecting higher client transaction volume. Net interest income was up CHF 65 million, or 2%, largely from increases in asset and liability volumes as well as higher liability margins, which were partially offset by pressure on asset margins as a result of the low interest rate environment.

Net releases of Provision for credit losses were CHF 71 million in 2005 compared to net new provisions of CHF 116 million in 2004, reflecting a favorable credit environment.
Total operating expenses were CHF 6,600 million in 2005, an increase of CHF 481 million, or 8%, compared to 2004. This increase was mainly driven by higher Compensation and benefits, up CHF 433 million, or 14%, reflecting ongoing investments in the Wealth Management global franchise and higher performance-related compensation expenses due to the improved results. Other expenses were stable in 2005 compared to 2004, as strict cost containment was offset by higher Commission expenses and project costs in 2005 related to the implementation of the integrated banking strategy.

Private Banking reported a Pre-tax income margin of 37.8% for 2005, a slight increase from 37.3% in 2004, reflecting the net release of Provision for credit losses in 2005 versus net new provisions in 2004 and a greater increase in Net revenues than in Total operating expenses. Assets under management were CHF 837.6 billion as of December 31, 2005, up CHF 146.1 billion, or 21.1%, compared to December 31, 2004. The main drivers of this growth were higher equity valuations, strong Net new assets inflows, mainly from strategic key markets, and the impact of favorable foreign exchange-related movements. Net new assets increased 37.0% to CHF 50.4 billion.

Wealth Management
Wealth Management reported Income from continuing operations before taxes of CHF 2,661 million for 2005, up CHF 79 million, or 3%, from 2004. Net revenues were CHF 7,125 million in 2005, up CHF 473 million, or 7%, compared to 2004, mainly driven by higher Commissions and fees, reflecting an increase in brokerage volumes and the level of Assets under management. Trading revenues also increased mainly due to improved revenues from higher client foreign exchange transaction volume. Net interest income was 4% higher, reflecting increases in asset and liability volumes, as well as higher liability margins, which were partially offset by pressure on the asset margins.

Provision for credit losses amounted to CHF 25 million compared to net releases of CHF 5 million in 2004.
Total operating expenses in 2005 were CHF 4,439 million, up CHF 364 million, or 9%, compared to 2004. This was mainly due to a 14% increase in Compensation and benefits, reflecting ongoing investments in strategic growth markets, including front-office recruitment and higher performance-related compensation expenses in line with the improved results. Other expenses increased 3%, mainly due to higher Commission expenses and project costs related to the implementation of the integrated banking strategy.

Pre-tax income margin was 37.3%, 1.5 percentage points lower due to increased Total operating expenses and net new Provision for credit losses, offset in part by higher Net revenues. Assets under management were CHF 693.3 billion as of December 31, 2005, up CHF 125.5 billion, or 22.1%, compared to December 31, 2004. The main drivers of this growth were higher equity valuations, strong Net new assets inflows of CHF 42.8 billion and the impact of favorable foreign exchange-related movements. Net new assets grew at an annual rate of 7.5%, substantially exceeding the growth rate of 5.8% in 2004. Private Banking continued to achieve healthy Net new assets inflows from strategic key markets in Asia and the European onshore business, recording double-digit growth rates.

Gross margin on assets under management was 112.6 basis points in 2005, down 4.8 basis points from 2004 mainly related to the decline in the asset-based margin from the slower growth in underlying interest income compared to the growth in average Assets under management and the dilution effect from the strong growth in Net new assets during the year.

Corporate & Retail Banking
Corporate & Retail Banking reported Income from continuing operations before taxes of CHF 1,305 million for 2005, up CHF 170 million, or 15%, from 2004. Net revenues were CHF 3,370 million in 2005, up CHF 71 million, or 2%, compared to 2004, mainly driven by increases in Commissions and fees, reflecting higher asset-based fees and higher brokerage volumes, and an increase in Trading revenues. Net interest income remained stable as increases in asset and liability volumes as well as liability margins were offset by pressure on asset margins as a result of the low interest rate environment.

Net releases of Provision for credit losses of CHF 96 million were recorded in 2005 compared to net new provisions of CHF 122 million in 2004, reflecting the favorable credit environment in 2005.
Total operating expenses were CHF 2,161 million in 2005, up CHF 119 million, or 6%, compared to 2004. This increase was driven by increases in salaries and related benefits as well as higher performance-related compensation expenses in line with the improved results. Other expenses were slightly lower compared to 2004, reflecting efficiency gains on infrastructure expenses, which more than offset project costs in 2005 related to the implementation of the integrated banking strategy.

Pre-tax income margin was 38.7% in 2005, 4.3 percentage points higher than 2004, due mainly to the net release of Provision for credit losses in 2005 versus net new provisions in 2004. The Pre-tax return on average utilized economic capital in 2005 was 41.9%, up 7.1 percentage points compared to 2004, reflecting the decline in Average utilized economic capital, as the lending portfolio improved, and the change in Provision for credit losses.

Asset Management
The following table presents the results of the Asset Management segment:
Year ended December 31, in CHF m	2006	2005	2004

Net interest income	(65)	(68)	(53)

Commissions and fees	2,329	2,076	2,020

Trading revenues	34	41	45

Other revenues	563	752	536

Total noninterest revenues	2,926	2,869	2,601

Net revenues	2,861	2,801	2,548

Provision for credit losses	1	0	0

Compensation and benefits	1,129	947	948

Other expenses	1,223	848	784

of which commission expenses	370	295	308

Total operating expenses	2,352	1,795	1,732

Income from continuing operations before taxes	508	1,006	816

The following tables present key information of the Asset Management segment:
Year ended December 31	2006	2005	2004

Cost/income ratio	82.2%	64.1%	68.0%

Pre-tax income margin	17.8%	35.9%	32.0%

Net new assets, in CHF bn	50.8	19.6	0.7

of which private equity	6.5	4.6	(2.2)

of which advisory assets	3.6	5.3	12.9

Gross margin on assets under management	45.3 bp	54.5 bp	54.6 bp

Gross margin on assets under management, excluding private equity and other investment-related gains	37.3 bp	40.9 bp	43.4 bp

Net margin (pre-tax) on assets under management	8.0 bp	19.6 bp	17.5 bp

Average utilized economic capital, in CHF m	1,382	1,097	934

Pre-tax return on average utilized economic capital1)	44.7%	99.9%	94.7%

1) Calculated using a return excluding interest costs for allocated goodwill.

December 31, in CHF bn	2006	2005	2004

Assets under management	669.9	589.4	462.5

Private equity investments	2.5	1.4	1.1

2006 compared to 2005
Asset Management Income from continuing operations before taxes was CHF 508 million, a decrease of CHF 498 million, or 50%, compared to 2005. The decrease reflected lower Private equity and other investment-related gains and higher Total operating expenses, partly due to CHF 225 million of realignment costs in 2006.

In 2006, Asset Management launched a number of initiatives in line with its strategy to strengthen the business through repositioning franchises with low profitability, reshaping the product offering, improving investment and sales processes and reducing the overall cost base. The goal of the realignment is to put the US business on a solid and sustainable platform for future growth through a change in its investment approach in a number of its traditional asset management strategies. Additionally, the US business will focus on areas for future growth such as enhanced index, quantitative strategies and structured products, and other areas of strength, including alternative investments and core competencies in other equity and fixed income strategies. Asset Management exited from its retirement-related investment platform in Australia, and, in Japan, continues to refocus its business to import capabilities and products that exist in its global networks for both individual and institutional investors. Realignment costs in 2006 were CHF 225 million, including CHF 139 million of intangible asset impairments, severance costs of CHF 53 million and professional fees and other expenses.

Asset Management continued to focus on strengthening its presence in key markets and building its investment platform in attractive, high-margin businesses. This was demonstrated in 2006 when Credit Suisse announced that it had signed an agreement to acquire, subject to local regulatory approval, a majority interest in Hedging-Griffo, a leading asset management company with a large and well-established client base. Hedging-Griffo manages CHF 9.2 billion in assets for high-net-worth individuals in Brazil and has increased these assets at an average growth rate of 38.5% over the past three years. The transaction is expected to close in the middle of 2007. The Group expects to acquire the remaining interests over a period of five years.

In addition, as part of the strategy to expand Asset Management’s alternative investments business, Credit Suisse launched several growth initiatives through close collaboration with other firms with investment expertise in a variety of different asset classes and investment styles. These initiatives will enable Asset Management to grow its leading alternative investments business across a variety of new products, sectors and regions. This included a joint initiative with Ospraie Management, an investment partnership with Abu Dhabi Future Energy Company and joint ventures with China Renaissance Capital Group and General Electric Infrastructure (Global Infrastructure Partners (GIP)). GIP had its first important and high profile deal to acquire London City Airport together with AIG Financial Products Corporation, each owning 50%. As part of its strategy to develop its presence in Asia, Credit Suisse announced a joint venture in South Korea with Woori Asset Management, in which Credit Suisse acquired a 30% stake. Asset Management also expects to continue to increase the commitments it makes to private equity funds.

The following table presents total assets under management of the Asset Management segment by asset class:
December 31, in CHF bn	2006		2005	2004

Money market	101.2		64.1	22.0

Fixed income	107.1	1)	110.0	97.2

Balanced	277.3		254.6	206.9

Equities	47.0		47.7	45.6

Alternative2)	137.3		113.0	90.8

of which private equity	30.2		25.5	17.5

Total assets under management	669.9		589.4	462.5

of which discretionary assets	573.7		500.3	388.3

of which advisory assets	96.2		89.1	74.2

The classification of assets is based upon the classification of the fund manager.
1) Reflects reclassifications of approximately CHF 10 billion to Money market assets and Balanced assets. 2) Alternative includes private equity, funds of hedge funds, real estate and indexed products.

Asset Management measures business performance based on Assets under management and Net new assets. Assets under management of CHF 669.9 billion as of December 31, 2006 increased CHF 80.5 billion, or 13.7%, from CHF 589.4 billion as of December 31, 2005, reflecting Net new assets of CHF 50.8 billion and market and foreign exchange-related movements of CHF 29.7 billion. These substantial net asset inflows demonstrate Asset Management’s asset gathering capabilities despite the realignment. Net new assets for 2006 included CHF 32.5 billion of Money market assets, CHF 15.3 billion of Alternative investment assets and CHF 9.4 billion of Balanced assets. The strong growth in Alternative investment assets reflects Asset Management’s strategy of continuing to strengthen its alternative investments business. Net asset inflows were partially offset by net outflows of CHF 7.0 billion in Equities, which were partially related to the realignment.

The following table presents the revenue details of the Asset Management segment:
Year ended December 31, in CHF m	2006	2005	2004

Asset Management revenues	2,106	1,909	1,772

Private equity commissions and fees	253	194	256

Net revenues before private equity and other investment-related gains	2,359	2,103	2,028

Private equity and other investment-related gains	502	698	520

Net revenues	2,861	2,801	2,548

Net revenues were CHF 2,861 million in 2006, an increase of CHF 60 million, or 2%. 2006 Net revenues before private equity and other investment-related gains were CHF 2,359 million, an increase of CHF 256 million, or 12%, compared to 2005. Asset Management revenues, which consist primarily of management fees from Assets under management, performance fees and fund administration services provided to clients, increased CHF 197 million, or 10%, in 2006 compared to 2005, reflecting higher Assets under management. 2006 Private equity commissions and fees increased CHF 59 million, or 30%, compared to 2005, reflecting increased placement fees for fund raising commitments in connection with private equity funds. Private equity and other investment-related gains were CHF 502 million for 2006, a decrease of CHF 196 million, or 28%, from 2005. Private equity and other investment-related gains, which include gains on investments and performance-related carried interest, are cyclical in nature and in 2005 were considered to be at the high end of the private equity cycle for Asset Management.

Total operating expenses for 2006 were CHF 2,352 million, an increase from 2005 of CHF 557 million, or 31%. Compensation and benefits were CHF 1,129 million for 2006, an increase of CHF 182 million, or 19%, compared to 2005, reflecting ongoing efforts to hire investment talent and build product development and distribution capabilities, performance-related compensation and costs associated with the realignment of the asset management business. Other expenses increased CHF 375 million, or 44%, to CHF 1,223 million compared to 2005, which included realignment costs of CHF 172 million. In addition, the increase reflected higher Commission expenses, in line with higher Assets under management, higher information technology and occupancy costs and increased provisions, mostly relating to a CHF 22 million provision for a non-proprietary third-party hedge fund product.

Pre-tax income margin for 2006 was 17.8%, an 18.1 percentage point decrease compared to 2005, mainly driven by the significant increase in Total operating expenses and lower Private equity and other investment-related gains.

Gross margin on assets under management was 45.3 basis points for 2006 compared to 54.5 basis points for 2005, largely reflecting the 28% decrease in Private equity and other investment-related gains. Gross margin on assets under management, excluding private equity and other investment-related gains, was 37.3 basis points for 2006 compared to 40.9 basis points for 2005, primarily as a result of the change in asset mix.

Pre-tax return on average utilized economic capital was 44.7% in 2006 compared to 99.9% in 2005, reflecting higher position risk from growth initiatives in alternative investments.
2005 compared to 2004
Asset Management reported Income from continuing operations before taxes of CHF 1,006 million in 2005, an increase of CHF 190 million, or 23%, compared to 2004. The increase primarily reflected a higher level of Private equity and other investment-related gains in the alternative investments business. In 2005, the Pre-tax income margin was 35.9%, an increase of 3.9 percentage points from 2004.

Assets under management as of December 31, 2005, increased CHF 126.9 billion, or 27.4%, to CHF 589.4 billion, reflecting CHF 48.0 billion in market performance gains, CHF 42.3 billion of Money market assets from the internal transfer of a cash management business from the Investment Banking prime services business, CHF 19.6 billion of Net new assets and CHF 17.0 billion from favorable foreign exchange-related movements. Alternative investment Assets under management increased CHF 22.2 billion from December 31, 2004, notwithstanding the spin-off during the year of funds with approximately CHF 2.3 billion in assets. Excluding the Money market assets from the transferred cash management business, Net new assets for 2005 reflected net inflows in Balanced assets of CHF 11.6 billion, as well as net inflows of CHF 16.4 billion in Alternative investment assets. These inflows were partially offset by net outflows in Equities of CHF 10.4 billion.

Asset Management reported Net revenues of CHF 2,801 million in 2005, an increase of CHF 253 million, or 10%, compared to 2004, reflecting higher Private equity and other investment-related gains, which are cyclical in nature and in 2005 were considered to be at the high end of the private equity cycle for Asset Management. Net revenues before private equity and other investment-related gains increased 4% from 2004 to CHF 2,103 million, due to the 8% increase in Asset Management revenues, which was in line with the development in Assets under management. This was partially offset by a CHF 62 million, or 24%, decrease in Private equity commissions and fees as a result of the decreasing fee base of maturing funds and higher interest charges reflecting the launch of new funds.

Total operating expenses in 2005 increased CHF 63 million, or 4%, to CHF 1,795 million from 2004, primarily reflecting higher professional fees in the alternative investments business as a result of consulting fees paid to managers who continue to assist in managing portfolios of certain funds that were spun off. Compensation and benefits expense was CHF 947 million in 2005, flat compared to 2004, reflecting higher performance-related compensation offset by lower severance costs.

Pre-tax income margin for 2005 was 35.9%, a 3.9 percentage point increase compared to 2004, mainly driven by the strong Private equity and other investment-related gains.
Gross margin on assets under management was 54.5 basis points in 2005, a 0.1 basis point decrease from 2004. Excluding Private equity and other investment-related gains, Gross margin on assets under management was 40.9 basis points in 2005 and 43.4 basis points in 2004. In both cases, the decrease primarily reflected the change in asset mix as a result of the Money market assets transfer from Investment Banking.

Pre-tax return on average utilized economic capital was 99.9% in 2005 compared to 94.7% in 2004, primarily reflecting higher Private equity and other investment-related gains, which more than offset the increased capital utilization due to the growth and higher valuations in the alternative investments businesses.

Corporate Center
Corporate Center includes parent company operations such as Group financing, income and expenses related to centrally managed, own-use real estate (mainly bank premises in Switzerland) and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Corporate Center includes Net revenues and Total operating expenses from the consolidation of certain private equity funds and other entities in which Credit Suisse does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect Net income as the amounts recorded in Net revenues and Total operating expenses are offset by corresponding amounts reported as Minority interests.

The following table presents the results of the Corporate Center:
Year ended December 31, in CHF m	2006	2005	2004

Net revenues	3,595	1,646	792

Provision for credit losses	(1)	0	1

Compensation and benefits	269	818	83

Other expenses	82	(2)	(105)

Total operating expenses	351	816	(22)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,245	830	813

The following table presents revenues and expenses from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses.
Year ended December 31, in CHF m	2006	2005	2004

Net revenues	3,663	2,074	1,088

Compensation and benefits	52	0	0

Other expenses	51	32	16

Total operating expenses	103	32	16

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,560	2,042	1,072

2006 compared to 2005
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes was CHF 3,245 million for 2006, an increase of CHF 2,415 million, or 291%, compared to CHF 830 million in 2005. The increase primarily reflected the first-time consolidation in 2006 of additional private equity funds and other entities in which Credit Suisse does not have a significant economic interest in such revenues and expenses, and a charge in 2005 of CHF 630 million resulting from a change in Credit Suisse’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. This non-cash charge represented the acceleration of compensation expense for share-based awards granted in 2005, principally to employees in the Investment Banking and Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. Excluding this charge and the consolidation of certain private equity funds and other entities, the Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes would have been a loss of CHF 315 million in 2006 compared to a loss of CHF 582 million in 2005, reflecting CHF 128 million of charges in 2005 relating to the integration of the banking businesses.

2005 compared to 2004
Corporate Center recorded Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes of CHF 830 million in 2005 compared to CHF 813 million in 2004.

Compensation and benefits in 2005 were impacted by the CHF 630 million charge for the change in Credit Suisse’s accounting for share-based compensation awards. Excluding this charge and the consolidation of certain private equity funds and other entities, Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes would have been a loss of CHF 582 million in 2005, compared to a loss of CHF 259 million in 2004. 2005 results included a CHF 128 million expense relating to the integration of the banking businesses. Net revenues in 2004 included a CHF 157 million loss on the sale of Credit Suisse’s stake in Warburg Pincus.

Assets under management
Assets under management
Assets under management comprise assets which are placed with Credit Suisse entities for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Advisory assets include assets placed with Credit Suisse where the client is provided access to investment advice but retains discretion over investment decisions.

Compared to December 31, 2005, Credit Suisse’s Assets under management increased CHF 165.7 billion, or 12.6%, as of December 31, 2006. Private Banking recorded an increase in Assets under management of CHF 102.7 billion, or 12.3%, from December 31, 2005, due to strong Net new asset growth and higher equity valuations, offset in part by the adverse impact of foreign exchange-related movements. Asset Management recorded an increase of CHF 80.5 billion, or 13.7%, in Assets under management from December 31, 2005, due to Net new assets of CHF 50.8 billion and market and foreign exchange-related movements of CHF 29.7 billion.

The following table sets forth information on assets under management:
December 31, in CHF bn	2006	2005	2004

Private Banking	940.3	837.6	691.5

Asset Management	669.9	589.4	462.5

Less assets managed on behalf of other segments	(125.1)	(107.6)	(86.0)

Credit Suisse Group	1,485.1	1,319.4	1,068.0

of which discretionary	656.2	578.4	443.7

of which advisory	828.9	741.0	624.3

The level of assets under management in Investment Banking is not considered a key performance indicator and as a result, Investment Banking balances are not included in assets under management.

Client assets
Client assets is a broader measure than Assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

The following table sets forth information on client assets:
December 31, in CHF bn	2006	2005	2004

Private Banking	1,069.7	951.9	780.0

Asset Management	676.4	596.0	468.5

Less client assets managed on behalf of other segments	(125.1)	(107.6)	(86.0)

Credit Suisse Group	1,621.0	1,440.3	1,162.5

The level of assets under management in Investment Banking is not considered a key performance indicator and as a result, Investment Banking balances are not included in client assets.

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not considered as they do not reflect success in acquiring Assets under management. Changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of Net new assets.

For 2006, Credit Suisse Group recorded Net new assets of CHF 95.4 billion, an increase of CHF 38.0 billion compared to 2005. Private Banking’s Net new assets of CHF 52.2 billion increased CHF 1.8 billion, or 3.6%, above the record level attained for 2005. Asset Management generated Net new assets of CHF 50.8 billion, an increase of CHF 31.2 billion compared to 2005, primarily in money market and alternative investment assets.

The following table sets forth information on net new assets:
Years ended December 31, in CHF bn	2006	2005	2004

Private Banking	52.2	50.4	36.8

Asset Management	50.8	19.6	0.7

Less net new assets managed on behalf of other segments	(7.6)	(12.6)	(9.3)

Credit Suisse Group	95.4	57.4	28.2

The level of assets under management in Investment Banking is not considered a key performance indicator and as a result, Investment Banking balances are not included in net new assets.

Risk management
Overview
Risk management principles
The prudent taking of risk is fundamental to the business of Credit Suisse Group. The primary objectives of risk management are to protect the financial strength and the reputation of the Group, while looking to ensure that capital is well deployed to support business activities and grow shareholder value. The Group’s risk management framework is based on the following principles, which apply universally across all businesses and risk types.

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

– Risk transparency: Risk transparency is essential so that risks are well understood by senior management and the Board of Directors and can be balanced against business goals.
– Management accountability: The Group is organized into segments that own the comprehensive risks assumed through their operations. Management for each segment is responsible for the ongoing management of their respective risk exposures and earning a sufficient long-term return for the risks taken.

– Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management and legal and compliance functions operate independently of the front office to ensure the integrity of the Group’s control processes. The risk management functions are responsible for implementing all relevant risk policies, developing tools to assist senior management to determine risk appetite and assessing the overall risk profile of the Group.

Risk management oversight
Risk management oversight is performed at several levels of the organization. Key responsibilities lie with the following management bodies and committees:
Risk management oversight at the Board of Directors level
– Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.
– Boards of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.

– Risk Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular review of major risk exposures and the approval of risk limits.

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

– Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committees and management by providing an objective and independent evaluation of the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level
– Group Executive Management (Group Chief Executive Officer and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.

– Group Chief Risk Officer (GCRO): Responsible for providing risk management oversight for the Group as a whole in order to ensure that the Group’s aggregate risk appetite is consistent with its financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, the GCRO identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, allocates Group limit reserves to businesses, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action, if necessary.

Risk management oversight at the Bank management level
– Bank Executive Management (Chief Executive Officer and Executive Board): Responsible for implementing the Group’s strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.

– Bank Chief Risk Officer (CRO): Responsible for providing risk management oversight for the Bank and for establishing an organizational basis to manage all risk management matters of the Bank through the four primary risk functions independent from the front office, as described below.

– Strategic Risk Management (SRM): Responsible for assessing the overall risk profile on a bank-wide, portfolio level and for individual businesses, and recommending corrective action, where necessary.

– Risk Measurement and Management (RMM): Responsible for the measurement and reporting of credit risk, market risk and economic risk capital data, managing risk limits, and establishing policies on market risk and economic risk capital.

– Credit Risk Management (CRM): Headed by the Chief Credit Officer (CCO) with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios and allowances.

– Bank Operational Risk Oversight (BORO): Responsible for oversight of the Bank’s operational risk, including governance and policy aspects, development and reporting of key risk indicators as well as operational risk capital management and allocation.

Credit Suisse risk management committees
– Capital Allocation and Risk Management Committee (CARMC) is responsible for supervising and directing the Credit Suisse risk profile on a consolidated basis, recommending risk limits to the Credit Suisse Board of Directors and its Risk Committee and for establishing and allocating risk limits within Credit Suisse. CARMC meetings focus on the following three areas on a rotating basis: Asset and Liability Management/Liquidity; Market and Credit Risk; and Operational Risk/Legal and Compliance.

– Risk Processes and Standards Committee (RPSC) is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters.
– Credit Portfolio and Provisions Review Committee (CPRC) is responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

– Reputational Risk Review Committee (RRRC) is responsible for setting the policy and reviewing processes regarding reputational risks within Credit Suisse.
– Divisional Risk Management Committees (RMC): Within the Investment Banking, Private Banking and Asset Management segments of Credit Suisse, the respective divisional RMCs are established to manage risk on a divisional basis.

Risk Management oversight: key management bodies and committees

Group
Group Board of Directors (BoD)
Audit Committee (AC) Risk Committee (RC)
Group Executive Board (GxB)
Group Chief Executive Officer
Head Corporate Center
& General Counsel
Group CFO
Group CRO (GCRO)
Group
Internal
Audit
Bank
Bank Board of Directors (BoD)
Audit Committee (AC) Risk Committee (RC)
Bank Executive Board (ExB)
Chief Executive Officer
COO & General Counsel
CFO
CRO
Strategic Risk Mgt / Chief Credit Officer
Capital Allocation and Risk Management Committee
CARMC
OpRisk / LCD / SOX
(Chair: COO)
ALM / Capital / Funding/ Liquidity
(Chair: CFO)
Position Risks
(Chair: CRO)
Risk Processes & Standards Committee
RPSC
(Chair: Head RMM)
Reputational Risk Review Committee
RRRC
(Chair: GCRO)
Credit Portfolio & Provisions Review Committee
CPRC
(Chair: CCO)
Divisions
Investment Banking
Risk Management Committee
IB RMC
(Chair: CRO)
Private Banking
Risk Management Committee
PB RMC
(Chair: CEO PB)
Asset Management
Risk Management Committee
AM RMC
(Chair: CEO AM)

Risk categories
The Group is exposed to many risks and differentiates between them using the following seven major risk categories:
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

– Liquidity and funding risk – the risk that the Group or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in the case of extreme market disruptions, any price;
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
Risk limits
A sound system of risk limits is fundamental to efficient control of the range of risks inherent in the business activities. The size of the limits reflects the Group’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses.

Credit Suisse Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk-taking. The level of risk incurred by the segments is further restricted by a variety of specific limits. For example, there are consolidated controls over trading exposures (Value-at-Risk (VaR)), the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money investments, and emerging market country exposures. Risk limits are allocated to lower organizational levels within the businesses, and numerous other limits are established to control specific risks, including a system of individual counterparty credit limits that is used to control concentration risks.

Economic risk capital
Introduction
Economic Risk Capital represents current market best practice for measuring and reporting all quantifiable risks. It is called economic risk capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. Credit Suisse Group uses an economic risk capital model as a consistent and comprehensive tool for risk management, capital management and planning and performance measurement.

As the Group’s standard for assessing risk, ERC provides a strong framework for managing the Group’s risk profile on a consolidated basis and to assess aggregate risk appetite in relation to the financial resources. By providing a common terminology for risk across the Group, ERC has also increased risk transparency and knowledge-sharing across the Group. The ERC model is subject to regular methodology reviews to ensure it appropriately reflects the risk profile of our portfolio in the current market environment.

The development and usage of ERC methodologies and models has increased across the industry over recent years. In the absence of a standardized ERC approach, comparisons across firms may not be meaningful.

Concept
The ERC model is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. ERC is the economic capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

ERC is calculated separately for position risk, operational risk and expense risk. These three risk categories measure very different types of risk:
– Position risk the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

– Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

– Expense risk the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk.

Position risk, operational risk and expense risk are used to determine the Group’s utilized economic capital.
Application
ERC represents Credit Suisse Group’s core top-level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at many levels of the organization. The Board of Directors and senior management at the Group and the segments are regularly provided with ERC results, trends and ratios, together with supporting explanations to create risk transparency and to support senior management in managing risk.

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

The ERC methodology is continually reviewed in order to make sure the model remains relevant as markets and business strategies evolve. If the ERC methodology changes based on these reviews, prior-period balances are restated in order to show meaningful trends.

Key position risk trends 2006
Over the course of 2006, the 1-year, 99% position risk increased by 21% year-on-year. The key movements by segment were as follows:
– Investment Banking +29%: The increase in position risk was largely driven by commercial real estate loan originations and increased syndication and bridge loan exposures. Smaller increases in emerging market exposures, interest rate risk on traded positions and commodity exposures also contributed to the overall Investment Banking increase.

– Private Banking -8%: Private Banking position risk decreased over the year primarily due to improvements in the credit risk profile.
– Asset Management +37%: An increase in funded private equity exposures in the latter half of 2006 drove the increase in Asset Management position risk.
– Corporate Center -67%: The decrease in Corporate Center position risk was driven primarily by reduced interest rate and foreign exchange exposures.
The following table details the components of Credit Suisse Group’s position risk by segment:
	Investment Banking			Asset Management			Private Banking 1)			Corporate Center			Credit Suisse Group

December 31, in CHF m	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Fixed income trading2)	2,546	1,968	1,238	33	57	61	144	178	153	39	215	460	2,692	1,935	1,337

Equity trading & investment	1,608	1,672	1,132	818	543	395	48	98	83	64	125	93	2,432	2,282	1,624

Swiss corporate & retail lending	0	0	0	0	0	0	2,090	2,395	2,341	0	0	0	2,090	2,395	2,341

International lending & counterparty	2,945	2,461	1,674	1	0	0	17	0	0	0	0	0	2,965	2,583	1,726

Emerging markets	1,438	1,180	1,370	0	0	0	214	224	158	0	0	0	1,645	1,403	1,528

Real estate & structured assets3)	4,585	2,734	1,986	38	97	78	347	324	341	15	16	16	4,981	3,160	2,408

Simple sum across risk categories	13,122	10,015	7,400	890	697	534	2,860	3,219	3,076	118	356	569	16,805	13,758	10,964

Diversification benefit	(3,616)	(2,621)	(1,870)	(33)	(71)	(67)	(429)	(574)	(524)	(21)	(58)	(63)	(4,816)	(3,827)	(3,066)

Position risk (99% confidence level for risk management purposes)	9,506	7,394	5,530	857	626	467	2,431	2,645	2,552	97	298	506	11,989	9,931	7,898

Position risk (99.97% confidence level for capital management purposes)	15,738	11,826	8,428	1,199	906	683	3,348	3,841	3,740	185	547	901	20,408	16,788	13,104

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1) Including Neue Aargauer Bank and the independent private banks. 2) This category comprises fixed income trading exposures, foreign exchange exposures and commodity exposures. 3) This category comprises the real estate investments of the Group, commercial and residential real estate and asset-backed securities exposures and real estate acquired at auction.

The following tables detail the components of Credit Suisse Group’s utilized economic capital by risk type and segment:
December 31, in CHF m	2006	2005	2004

Position risk (99.97% confidence level for capital management purposes)	20,408	16,788	13,104

Operational risk	2,567	3,234	2,787

Other risks1)	850	1,921	735

Utilized economic capital	23,825	21,943	16,626

1) Other risks include expense risk and diversification benefit.

December 31, in CHF m	2006	2005	2004

Investment Banking
Period end	17,060	14,639	9,934

Average	15,853	12,581	10,129

Asset Management
Period end	1,384	1,293	864

Average	1,382	1,097	934

Private Banking
Period end	4,135	4,778	4,629

Average	4,525	4,714	4,718

Corporate Center
Period end	1,309	1,667	2,020

Average	1,585	1,777	2,184

Utilized economic capital – Credit Suisse Group
Period end	23,825	21,943	16,626

Average	23,085	19,671	17,400

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

Historical financial market rates and prices serve as a basis for the statistical VaR model underlying the potential loss estimation. Credit Suisse Group uses a ten-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data to model the risk in its trading portfolios. These assumptions are compliant with the standards published by the Basel Committee on Banking Supervision and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated using one-day holding period values.

Credit Suisse has approval from the Swiss Federal Banking Commission, as well as from certain other regulators of its subsidiaries, to use its VaR model in the calculation of trading book market risk capital requirements. Credit Suisse continues to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators and auditors.

Assumptions
Credit Suisse Group uses a historical simulation model for the majority of risk types and businesses within its trading portfolios. Where insufficient data is available for such an approach, an “extreme-move” methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors. The VaR model uses assumptions and estimates that Credit Suisse Group believes are reasonable, but different assumptions or estimates could result in different estimates of VaR.

Limitations
As a risk measure, VaR only quantifies the potential loss on a portfolio under normal market conditions. It is not intended to cover losses associated with unusually severe market movements (these are intended to be covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
Credit Suisse Group regularly performs scenario analysis for all of its business areas exposed to market risk to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In addition, to identify areas of risk concentration and potential vulnerability to stress events across Credit Suisse Group, the Group has developed a set of scenarios which are consistently applied across all business areas. Key scenarios include significant movements in interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

Assumptions
Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

Limitations
Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events recur in exactly the same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

Trading portfolios
Risk measurement and management
Credit Suisse Group assumes market risk in its trading portfolios primarily through the trading activities of the Investment Banking segment. The Group’s other segments also engage in trading activities, but to a much lesser extent.

For the purposes of this disclosure, VaR is used for the trading portfolio, which includes those financial instruments treated as part of the trading book for Group regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing the Group’s market risk exposure, not for financial statement purposes.

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

Development of trading portfolio risks
The table below shows the trading-related market risk exposure for Credit Suisse Group, as measured by scaled one-day, 99% VaR. As Credit Suisse Group measures trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using the respective daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Credit Suisse Group’s one-day, 99% VaR as of December 31, 2006, was CHF 89 million, compared to CHF 87 million as of December 31, 2005. The change in VaR was caused primarily by increased foreign exchange VaR due to increased foreign exchange exposures, partly offset by an increase in the diversification benefit across risk types, reflecting a more even spread of risks across businesses. The average VaR for Credit Suisse Group was CHF 80 million for 2006, compared to CHF 66 million for 2005. The increase in average VaR was driven primarily by an increase in equity and foreign exchange exposures, partly offset by an increase in the diversification benefit across risk types.

The following table sets forth the trading-related market risk exposure for the Group on a consolidated basis, as measured by scaled one-day, 99% VaR:
	2006						2005

in CHF m	Minimum		Maximum		Average	31.12.06	Minimum		Maximum		Average	31.12.05

Credit Suisse Group
Interest rate & credit spread	42		82		57	62	36		78		61	69

Foreign exchange rate	9		38		19	24	6		30		13	11

Equity	44		90		59	57	23		63		41	57

Commodity	6		20		10	15	1		16		6	11

Diversification benefit	–	1)	–	1)	(65)	(69)	–	1)	–	1)	(55)	(61)

Total	53		124		80	89	49		88		66	87

Represents ten-day VaR scaled to a one-day holding period.
During 2006, the Group introduced a revised VaR methodology for certain mortgage products. If the revised methodology had been in place during 2005, the VaR as of December 31, 2005 would have been CHF 82 million rather than CHF 87 million.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

VaR results and distribution of trading revenues
Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. Backtesting of the trading portfolio is performed at various organizational levels, from Credit Suisse Group overall down to more specific business areas. The backtesting process compares daily backtesting profit and loss to VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of the actual trading revenues and includes only the profit and loss effects due to changes in financial market variables such as interest rates, equity prices, foreign exchange rates and commodity prices on the previous night’s positions. It excludes such items as fees, commissions, certain provisions and any trading subsequent to the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. An accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had four backtesting exceptions in 2006, after a period of two years with no exceptions. The four backtesting exceptions occurred during the second quarter of 2006 and were driven by equity and foreign exchange market volatility during May 2006. During this period, equity and foreign exchange market volatility was significantly larger than the volatility reflected in the VaR model, which uses historical data on a preceding two-year rolling basis. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions.

The following histogram compares the trading revenues for 2006 with those for 2005. The trading revenues shown in this graph are the actual daily trading revenues, which include not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions. The dispersion of trading revenues indicates the day-to-day volatility in the Group’s trading activities.

Non-trading portfolios
Risk measurement and management
The market risks associated with the Group’s non-trading portfolios primarily relate to the banking books of the banking businesses, which include: asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of the Group’s businesses and the Corporate Center have non-trading portfolios that carry some market risks.

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of Credit Suisse Group are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure for the potential impact on reported earnings in the current period, since the non-trading activities generally are not marked to market through earnings. Real estate investments and foreign exchange translation risks are not included in the following analysis. As a result of the sale of Winterthur in December 2006, figures for December 31, 2005 have been restated on a consistent basis to December 31, 2006 figures.

Development of non-trading portfolio risks
Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. Credit Suisse Group’s non-trading equity portfolio includes positions in hedge funds and other instruments that may not be strongly correlated with general equity markets. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 454 million in the value of the non-trading portfolio as of December 31, 2006 compared to a decrease of approximately CHF 367 million in the value of the non-trading portfolio as of December 31, 2005. The main reason for the change was increased exposure to hedge funds and private equity investments.

Interest rate risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 50 basis point decline in the interest rates of developed nations and a 200 basis point decline in the interest rates of emerging market nations. The estimated impact for Credit Suisse Group would be an increase of approximately CHF 131 million in the value of the non-trading portfolio as of December 31, 2006 compared to an increase of approximately CHF 24 million in the value of the non-trading portfolio as of December 31, 2005. The main reason for the change was an increase in treasury positions benefiting from a reduction in interest rates.

Foreign exchange risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% strengthening of the Swiss franc against developed nation currencies and a 20% strengthening of the Swiss franc against emerging market nation currencies. The estimated impact for Credit Suisse Group would be an increase of approximately CHF 82 million in the value of the non-trading portfolio as of December 31, 2006 compared to an increase of approximately CHF 30 million in the value of the non-trading portfolio as of December 31, 2005. The change was driven by increased foreign exchange exposures in the Private Banking and Investment Banking divisions.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact for Credit Suisse Group would be a decrease of approximately CHF 1 million in the value of the non-trading portfolio as of December 31, 2006 compared to a decrease of approximately CHF 3 million in the value of the non-trading portfolio as of December 31, 2005. The relatively insignificant impact is due to the current size of commodity exposures in the non-trading portfolio.

Credit risk
Definition of credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of Credit Suisse Group’s credit risk is concentrated in its Investment Banking and Private Banking segments. The credit risks taken on by Private Banking are usually collateralized. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

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

Credit Suisse Group evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers analyze credit requests and assign internal ratings based on their analysis and evaluation of the client’s creditworthiness and the type of credit transaction. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. The final rating also requires the consideration of qualitative factors relating to the counterparty, its industry and management. Credit Suisse Group has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in: (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned a risk rating. Based on the structure of each transaction, an estimate of expected loss in the event of a counterparty default is also assigned. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow Credit Suisse Group to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section, and are intended to reflect more accurately the situation of the borrower as well as Credit Suisse Group’s interests and priorities in negotiating the extension of credit.

Senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trend analysis into consideration. Credit Suisse Group regularly analyzes its industry diversification and concentration in selected areas.

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

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or noninterest-earning exposure and the exposures are generally managed within credit recovery units. The risk management committees of Credit Suisse Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans
The following table sets forth the gross loan exposure for the Group and its primary lending segments:
	Investment Banking		Private Banking		Credit Suisse Group

December 31, in CHF m	2006	2005	2006	2005	2006	2005

Consumer loans:
Mortgages	0	0	76,465	75,122	76,465	80,779

Loans collateralized by securities	0	0	16,197	17,203	16,197	17,207

Other	1,110	816	3,645	2,960	4,755	3,787

Consumer loans	1,110	816	96,307	95,285	97,417	101,773

Corporate loans:
Real estate	1,491	508	25,770	24,728	27,261	26,597

Commercial & industrial loans	22,616	16,204	40,765	37,747	63,553	55,295

Loans to financial institutions	18,658	16,979	762	615	19,420	19,794

Governments and public institutions	736	784	1,216	1,380	1,952	4,389

Corporate loans	43,501	34,475	68,513	64,470	112,186	106,075

Loans, gross	44,611	35,291	164,820	159,755	209,603	207,848

(Unearned income)/deferred expenses, net	(71)	(64)	78	118	8	64

Allowance for loan losses	(255)	(465)	(1,228)	(1,726)	(1,484)	(2,241)

Total loans, net	44,285	34,762	163,670	158,147	208,127	205,671

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

Ratings and risk mitigation
Additional information on the lending portfolio (loans and undrawn irrevocable credit facilities) of Credit Suisse Group distributed across internal rating classifications, both before and after risk mitigation, is presented below. The internal rating scale is benchmarked to the external rating agencies utilizing the historical probability of default associated with external ratings. The relationship between the probability of default and external agency ratings is reviewed annually and adjustments are made to calibrate the internal rating classification to the assumed probability of default in the external ratings. In 2006, the internal rating models in Private Banking were significantly expanded to provide more robust and granular expectations of the probability of default. These improvements, together with adjustments to the mapping of the probability of default onto external ratings, resulted in a shift of lending exposures, particularly from BBB to BB.

Credit Suisse Group actively manages its credit exposure utilizing credit hedges and collateral (cash and marketable securities) for risk mitigation. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of credit default swaps. Credit hedges are not available for many of its Private Banking counterparties; however, a large portion of the Private Banking lending portfolio is secured with collateral that can be readily liquidated, primarily cash and marketable securities. The tables below illustrate the effects of risk mitigation on loans and undrawn irrevocable credit facilities.

The following table outlines the risk mitigation impact for Investment Banking:
			Risk mitigation

December 31, 2006, in CHF m	Gross exposure	1)	Credit hedges	Cash and marketable securities	Net exposure	1)

Internal ratings
AAA	8,503		(31)	(236)	8,236

AA	15,783		(1,386)	(464)	13,933

A	32,011		(7,562)	(4,912)	19,537

BBB	43,666		(13,666)	(684)	29,316

BB	28,101		(2,266)	(1,063)	24,772

B	33,904		(1,439)	(770)	31,695

CCC	1,983		(233)	(19)	1,731

CC	233		0	0	233

C	10		0	0	10

D	358		(1)	0	357

Total	164,552		(26,584)	(8,148)	129,820

Not included above are unrated positions of CHF 943 million representing unsettled positions in non-broker dealer entities.
1) Includes loans and undrawn irrevocable credit facilities.

The following table outlines the risk mitigation impact for Private Banking:
			Risk mitigation

December 31, 2006, in CHF m	Gross exposure	1)	Cash and marketable securities	Net exposure	1)

Internal ratings
AAA	1,081		(201)	880

AA	2,734		(212)	2,522

A	17,603		(3,115)	14,488

BBB	141,582		(51,242)	90,340

BB	103,222		(45,461)	57,761

B	6,495		(1,252)	5,243

CCC	711		(423)	288

CC	0		0	0

C	0		0	0

D	2,327		(265)	2,062

Total	275,755		(102,171)	173,584

1) Includes loans and undrawn irrevocable credit facilities.

Loss given default
The tables below present loans, net of risk mitigation, of Credit Suisse Group spread across loss given default (LGD) buckets. LGD represents the expectation of the extent of loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and in certain areas, the type of counterparty. LGD estimates have been developed separately by Investment Banking and Private Banking based on historical experience. The concentration in BBB- and BB-rated counterparties with low loss given default exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. Over half of net loans in Investment Banking are senior unsecured loans, which have an expected LGD of 55%.

The following table shows an overview of loss given default for Investment Banking:
		Loss given default buckets

December 31, 2006, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	926	0	0	0	926	0	0

AA	3,530	32	0	38	3,439	0	21

A	2,979	0	0	586	2,393	0	0

BBB	5,336	30	0	1,661	3,641	4	0

BB	7,592	534	0	4,278	2,259	521	0

B	8,139	50	0	5,048	3,034	7	0

CCC	792	0	0	320	441	31	0

CC	17	0	0	17	0	0	0

C	10	0	0	0	10	0	0

D	316	0	0	139	177	0	0

Total	29,637	646	0	12,087	16,320	563	21

Not included above are unrated positions of CHF 943 million representing unsettled positions in non-broker dealer entities.

The following table shows an overview of loss given default for Private Banking:
		Loss given default buckets

December 31, 2006, in CHF m	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings
AAA	366	26	221	74	22	1	22

AA	955	61	497	163	52	13	169

A	9,352	2,620	4,334	917	1,212	91	178

BBB	67,673	32,589	19,186	5,604	5,712	1,602	2,980

BB	48,053	19,045	10,837	5,210	6,113	2,002	4,846

B	4,339	1,937	612	784	554	62	390

CCC	96	37	14	22	12	5	6

CC	0	0	0	0	0	0	0

C	0	0	0	0	0	0	0

D	1,895	0	5	44	6	0	1,840

Total	132,729	56,315	35,706	12,818	13,683	3,776	10,431

Non-performing loans
A loan is considered impaired when the Group believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. Credit Suisse Group continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the consolidated statement of income. In addition, for any accrued but unpaid interest at the date the loan is deemed non-performing, a corresponding provision is booked against the accrual through the consolidated statement of income. At the time a loan is deemed non-performing and on a periodic basis, the remaining principal is evaluated for collectibility and an allowance is established for any shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to noninterest-earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when it is determined that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. These policies are applied worldwide.

Total impaired loans, gross declined CHF 1.2 billion for Credit Suisse Group in 2006, as Total non-performing loans declined CHF 576 million and Total other impaired loans declined CHF 612 million. This reduction was a result of the continued favorable credit environment as well as continued settlements and recoveries.

Potential problem loans
As of December 31, 2006 and 2005, the Group had Potential problem loans amounting to CHF 517 million and CHF 1.1 billion, respectively. These loans are considered potential problem loans because, although interest payments are being made, doubt exists as to the timing and/or certainty of the repayment of contractual principal. These loans are classified as impaired.

The following table sets forth the impaired loan portfolio for the Group and its primary lending segments:
	Investment Banking		Private Banking		Credit Suisse Group

December 31, in CHF m	2006	2005	2006	2005	2006	2005

Non-performing loans	152	143	895	1,157	1,047	1,323

Noninterest-earning loans	2	11	543	830	545	845

Total non-performing loans	154	154	1,438	1,987	1,592	2,168

Restructured loans	0	55	22	21	22	77

Potential problem loans	34	303	483	726	517	1,074

Total other impaired loans	34	358	505	747	539	1,151

Total impaired loans, gross	188	512	1,943	2,734	2,131	3,319

Valuation allowances as % of
Total non-performing loans	166%	302%	85%	87%	93%	103%

Total impaired loans, gross	136%	91%	63%	63%	70%	68%

Credit provisions
Credit Suisse Group maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets, while provisions are included in total liabilities. The Group provides for credit losses based on a regular and detailed analysis of every counterparty, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Credit provisions are reviewed on a quarterly basis by senior management.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:
– The financial standing of a customer based on financial and business information, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;

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

Loan valuation allowances and provisions for inherent credit losses
In accordance with Statement of Financial Accounting Standard (SFAS) No. 5, “Accounting for Contingencies” (SFAS 5), the inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions, to unimpaired homogeneous pools based on risk rating and product type. Commercial loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also determined, using a methodology similar to that used for the loan portfolio.

Summary of loan valuation allowance experience
Net reductions of the loan valuation allowance in 2006 were CHF 128 million, compared to net reductions of CHF 134 million in 2005. Net reductions of the loan valuation allowance in 2006 were a result of the favorable credit environment, the release of valuation allowances no longer required and CHF 51 million due to discontinued operations. While the credit environment is likely to remain favorable in the near term, the Group does not expect these benign conditions to continue.

The following table sets forth the movements in the allowance for loan losses for the Group and its primary lending segments:
	Investment Banking		Private Banking		Credit Suisse Group

in CHF m	2006	2005	2006	2005	2006	2005

Balance January 1	465	536	1,726	2,435	2,241	3,038

Discontinued operations	0	0	0	0	(51)	0

Net additions/(releases) charged to the consolidated statements of income	(60)	(63)	(70)	(74)	(128)	(134)

Gross write-offs	(237)	(263)	(493)	(683)	(731)	(967)

Recoveries	70	103	70	33	141	136

Net write-offs	(167)	(160)	(423)	(650)	(590)	(831)

Allowances acquired/(deconsolidated) and provisions for interest	46	73	2	(2)	48	67

Foreign currency translation impact and other adjustments, net	(29)	79	(7)	17	(36)	101

Balance December 31	255	465	1,228	1,726	1,484	2,241

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF 17 million and CHF (5) million for 2006 and 2005, respectively.
Prior year not adjusted for discontinued operations.

Liquidity and funding risk
Liquidity and funding risk is defined as the risk that the Group will not be able to fund assets or meet obligations at a reasonable price or, in the case of extreme market disruptions, at any price. The funding process is centralized within Global Treasury, which is responsible for liquidity, funding and capital management. In addition, liquidity and funding risks, policies and practices are overseen by CARMC.

Credit Suisse Group manages its funding requirements based on business needs, regulatory requirements, rating agency criteria, tax, capital, liquidity and other considerations. Structures and processes are in place to manage the relevant liquidity risks and to ensure appropriate liquidity profiles under various stress scenarios. In addition, Credit Suisse has established a three-stage framework for contingency planning, including the specific actions that would be taken in the event of a liquidity crisis.

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

Operational risk is inherent in most aspects of the Group’s activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Group therefore manages operational risk differently from market and credit risk. The Group believes that effective management of operational risks requires a common bank-wide framework with ownership residing with the management responsible for the relevant business process. Additionally, the Group has established a central team within the Chief Risk Officer area that focuses on the coordination of consistent policy, tools and practices throughout Credit Suisse for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

Within the Group, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. In addition to the quarterly firm-level CARMC meetings covering operational risk, operational risk exposures are discussed at divisional risk management committees, which have senior staff representatives from all the relevant functions. Credit Suisse Group utilizes a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include: self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting.

Credit Suisse Group has employed the same methodology to calculate ERC for operational risk since 2000, and plans to use a similar methodology for the Advanced Measurement Approach under the Basel II Accord. This methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that the Group faces. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors (for example, self-assessment results and key risk indicators) are considered as part of this process. Based on the output from these meetings, the Group enters the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario, incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Legal risk
The Group faces significant legal risks in its segments and business areas. The financial services industry is operating in a challenging legal and regulatory environment with a high level of scrutiny from regulators and clients around the world. The volume and amount of damages claimed in litigation, and the penalties and fines sought by regulators against financial services firms, are increasing substantially.

Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which the Group acts as principal; potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which the Group acts as underwriter, placement agent or financial adviser; potential liability for the “fairness opinions” and other advice the Group provides to participants in corporate transactions; disputes over the terms and conditions of complex trading arrangements; disputes over sales and trading practices; and disputes concerning the adequacy or enforceability of documents relating to some of the Group’s transactions. The Group faces the possibility that counterparties in complex or risky trading transactions will claim that the Group improperly failed to inform them of the risks or that they were not authorized or permitted to enter into these transactions with the Group and that their obligations to the Group are not enforceable. The Group is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

For more information on legal risks which the Group faces, see Item 3 “Key Information – Risk factors” and Item 4 “Information on the company – Regulation and supervision” in the Supplemental Information 2006.

The Group seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continual refinement of controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation and the involvement of the legal and compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting the Group’s operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. The Group may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application.

Reputational risk
Credit Suisse Group’s policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk of damage to Credit Suisse Group’s reputation.
Reputational risks may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for Credit Suisse Group, the relevant business proposal is required to be submitted to the Reputational Risk Review Process. This involves a vetting of the proposal by senior management, and its subsequent referral to one of the Reputational Risk Approvers, each of whom is independent of the business segments and who has authority to approve, reject, or impose conditions on Credit Suisse Group’s participation.

Corporate governance
Introduction
The importance of corporate governance
Credit Suisse Group’s corporate governance policies and procedures comply with internationally accepted standards of corporate governance. The Group is committed to safeguarding the interests of its stakeholders and recognizes the importance of good corporate governance in achieving this objective. The Group knows that transparent disclosure of its organizational and management structure as well as other aspects of its corporate governance helps stakeholders to assess the quality of the Group and its management and assists investors in their investment decisions.

Complying with rules and regulations
Credit Suisse Group adheres to the principles set out in the Swiss Code of Best Practice. In connection with its primary listing on the SWX Swiss Exchange, it is subject to the SWX Directive on Information Relating to Corporate Governance. Credit Suisse Group’s shares are also listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares. As a result, the Group is subject to certain US rules and regulations. Moreover, the Group adheres to the NYSE’s Corporate Governance rules (NYSE rules), with a few exceptions where the rules are not applicable to foreign private issuers such as Credit Suisse Group.

The following are the significant differences between the Credit Suisse Group’s corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE:

– Approval of employee benefit plans: the NYSE rules require shareholder approval of the establishment of, and material revisions to, all equity compensation plans. The definition of “equity compensation plans” covers plans or other arrangements that provide for the delivery to employees or directors of either newly issued securities or securities acquired by the issuer in the secondary market. The Group complies with Swiss law, which requires that shareholders approve the creation of the conditional capital used to set aside shares for employee benefit plans and other equity compensation plans but does not require shareholders to approve the terms of those plans.

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

– Reporting: the NYSE rules require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board of Directors reports directly to the shareholders, and the committees submit their reports to the full Board.

– Appointment of the external auditor: the NYSE rules require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the External Auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the External Auditor must be approved by the Group’s shareholders at the Annual General Meeting based on the proposal of the Board of Directors, which receives the advice and recommendation of the Audit Committee.

Corporate governance framework
The Group’s corporate governance policies and procedures are defined in a series of documents governing the organization and management of the company. The Board of Directors of Credit Suisse Group has adopted a set of Corporate Governance Guidelines aimed at explaining and promoting an understanding of its governance structures. These guidelines form the basis of a sound corporate governance framework and refer to other documents that regulate aspects of governance in greater detail. Other important corporate governance documents, all of which can be downloaded from the Group’s website at www.credit-suisse.com/governance/en/, include:

– Credit Suisse Group’s Articles of Association, which define the purpose of the business and its basic organizational framework;
– Credit Suisse Group’s Organizational Guidelines and Regulations, which define the responsibilities and sphere of authority of the various bodies within Credit Suisse Group, as well as the relevant reporting procedures;

– Credit Suisse Group’s Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and
– Credit Suisse Group’s Code of Conduct, which lists 12 core ethical and performance-related values that are binding on all employees worldwide. The Code was first established in 1999 in an effort to ensure that all employees worldwide share a common set of values across the organization and to guide the Group’s efforts to inspire and maintain the trust and confidence of all its stakeholders. The Code of Conduct implements requirements stipulated in the US Sarbanes-Oxley Act of 2002 by including provisions on ethics for the Group’s Chief Executive Officer and the Group’s principal financial and accounting officers, or other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on the Group’s website.

Company
The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by the Shared Services organization, which provides corporate services and business support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

A detailed review of the respective results and activities in 2006 can be found in “Operating and financial review.” For a list of significant subsidiaries and associated entities of Credit Suisse Group, see note 35 “Significant subsidiaries and associates” in the Notes to the consolidated financial statements. With the exception of Neue Aargauer Bank, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SWX Swiss Exchange (Swiss Security Number 397719, market capitalization of CHF 2,156 million as of December 31, 2006), no other subsidiaries have shares listed on the SWX Swiss Exchange or any other stock exchange.

For further information on the Group’s structure, see “Information on the company.”
Shareholders
Significant shareholders
Under the Federal Act on Stock Exchanges and Securities, anyone holding shares in a company listed on the SWX Swiss Exchange is required to notify the company and the SWX Swiss Exchange if their holding reaches, falls below or exceeds the following thresholds: 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights.

On September 19 and 20, 2006, Credit Suisse Group was informed through disclosure notifications that AXA S.A.’s holdings of Credit Suisse Group shares have exceeded the 5% threshold. As of September 15, 2006, AXA S.A. held 84.7 million shares, or 6.98%, of the outstanding shares of the Group, indirectly or by agreement through AllianceBernstein L.P., AXA Rosenberg Investment Managers Ltd., AXA Investment Managers S.A., “Winterthur” Swiss Insurance Company and Winterthur Life.

As of December 31, 2006, Chase Nominees Ltd., London, acting as nominee for a large number of investors, was a registered holder of 118.3 million shares, or 9.74%, of the outstanding shares of the Group.

As of December 31, 2006, Credit Suisse Group and its affiliates held 152.4 million registered shares that, as a result of such ownership, had no voting rights. This position represents 12.5% of the Group’s issued shares.

Cross shareholdings
Credit Suisse Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Shareholder base
Credit Suisse Group has a broad shareholder base. As of December 31, 2006, approximately 123,300 shareholders were listed in the Group’s share register. To the best of its knowledge, there are no agreements in place that could lead to a change in control of Credit Suisse Group.

The following table shows the distribution of Credit Suisse Group shares:
December 31, 2006	Number of shareholders	%	Number of shares	%

Total shares issued	123,262	100.00	1,214,862,013	100.00

Private investors	117,369	95.22	105,493,937	8.68

whereof Swiss	111,221	90.23	95,448,975	7.86

whereof foreign	6,148	4.99	10,044,962	0.83

Institutional investors	5,893	4.78	574,274,937	47.27

whereof Swiss	4,703	3.81	125,794,924	10.35

whereof foreign	1,190	0.97	448,480,013	36.92

Shares not registered in share register	–	–	535,093,139	44.05

As of December 31, 2006, 47.2 million, or 3.9%, of the outstanding shares of the Group were in the form of American Depositary Shares (ADS), and 11.8 million, or 1%, of the outstanding shares were registered in the name of United States domiciled shareholders (excluding nominees).

The following table shows the domicile of registered shareholders by location:
December 31, 2006	Number of shareholders	%	Number of shares	%

Switzerland	115,897	94.02	200,883,733	16.53

Europe	4,227	3.43	269,421,252	22.18

United States	419	0.34	122,594,653	10.09

Other	2,719	2.21	86,869,236	7.15

Shares not registered in share register	–	–	535,093,139	44.05

Total	123,262	100.00	1,214,862,013	100.00

The following table shows the breakdown of the institutional investors by industry:
December 31, 2006	Number of shareholders	%	Number of shares	%

Direct Entries	5,675	4.60	182,345,354	15.01

Banks	34	0.03	800,748	0.07

Insurance companies	13	0.01	9,128,848	0.75

Pension funds	1,378	1.12	41,049,363	3.38

Investment trusts	261	0.21	57,624,456	4.74

Other trusts	882	0.72	4,756,457	0.39

Governmental institutions	11	0.01	6,053,472	0.50

Other	3,096	2.50	62,932,010	5.18

Fiduciary Holdings	218	0.18	391,929,583	32.26

Total direct / fiduciary	5,893	4.78	574,274,937	47.27

Capital structure
Credit Suisse Group’s total outstanding share capital as of December 31, 2006, was CHF 607,431,006.50, divided into 1,214,862,013 registered shares with a nominal value of CHF 0.50 per share. Credit Suisse Group’s shares are listed on the SWX Swiss Exchange and in the form of American Depositary Shares on the NYSE. For details on the shareholder rights associated with the Credit Suisse Group shares, see the description provided below under “Shareholder rights.”

For details of changes to the share capital occurring in the course of the business year and information as to the authorized and conditional capital and changes thereto during the year, see note 11 “Share capital, conditional and authorized capital of Credit Suisse Group” in the Notes to the parent company financial statements as well as in the Group’s Articles of Association (Articles 26, 26a-c and 27). For the two previous years’ information, reference is made to Credit Suisse Group’s 2005 Annual Report or the 2005 Annual Report on Form 20-F.

For further information on employee compensation plans, including option plans, see note 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements. Subsidiaries issuing such instruments to the capital markets pursue independent hedging strategies.

Board of Directors
Membership and qualifications
The Articles of Association provide that the Board of Directors shall consist of a minimum of seven members. The Board of Directors currently consists of 13 members. The Group believes that the size of the Board must be such that the committees can be staffed with qualified members, but, at the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the Articles of Association for a staggered board. One year of office is understood to be the period of time from one ordinary Annual General Meeting (AGM) of shareholders to the close of the next ordinary AGM. While the Articles of Association do not provide for any age or term limitations, Credit Suisse Group’s Organizational Guidelines and Regulations specify that the members of the Board shall retire at the ordinary AGM in the year in which they reach the age of 70. The Group does not believe that imposing a term limitation for its Board members is appropriate. However, the Board considers the number of years a Board member has served on the Board when performing the annual independence review. Currently two members of the Board have served for more than nine years. The annual independence review did not conclude that the independence of the respective individuals would be impaired as a result of this tenure. None of the Group’s directors has a service contract with the Group or any of its subsidiaries providing for benefits upon termination of service.

The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on a set of criteria established by the Committee. The Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Board also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at Credit Suisse Group.

Any newly appointed director participates in an orientation program to familiarize himself or herself with the Group’s organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuous training. From time to time, the Board or a committee of the Board may ask a specialist within the Group to speak about a specific topic at one of its meetings to improve the Board members’ understanding of emerging issues that already are or may become of particular importance to the Group’s business.

Independence
The Board currently consists solely of directors who have no executive functions within the Group. As of December 31, 2006, all but one member of the Board was independent. In its independence determination, the Board takes into account the factors set forth in the Organizational Guidelines and Regulations, the Committee Charters and applicable laws and listing standards. The Group’s independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the full Board for the final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of its subsidiaries, is not and has not been for the prior three years an employee or affiliate of the Group’s external auditor and does not maintain a material direct or indirect business relationship with Credit Suisse Group or any of its subsidiaries. Moreover, a Board member is not considered independent if he or she is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. The Group’s definition of independence is in line with the NYSE definition. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether there are any indications that other commitments of an individual prevent the person from devoting enough time to the Credit Suisse Group Board mandate.

Whether or not a relationship between Credit Suisse Group or any of its subsidiaries and a member of the Board is considered material depends in particular on the following factors:
– the volume and size of any transactions concluded in relation to the financial status and credit rating of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer;

– the terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of a similar credit standing;
– whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with parties that are not related to a Board member;
– whether the transactions are performed in the ordinary course of business; and
– whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third party on comparable terms and conditions.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with the Group. All relationships with members of the Board or such companies are in the ordinary course of business, are entered into on an arm’s-length basis and are immaterial. For further information on relationships with members of the Board of Directors, see note 25 “Related parties” in the Notes to the consolidated financial statements.

Meetings
In 2006, the Board held six full-day meetings in person. Furthermore, the Board held two additional meetings to address urgent matters. From time to time, the Board may also take certain urgent decisions via circular resolution. Such matters have usually been discussed at a previous Board meeting or are administrative in nature.

The members of the Board are expected to attend all or substantially all meetings of the Board and the committees on which they serve. All members of the Board are also expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, all members of the Group Executive Board and the Executive Board of the Bank attend the meetings to ensure effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
The members of the Board of Directors are expected to attend all or substantially all meetings of the Board and the committees on which they serve. The Chairman attends most committee meetings as a guest. In 2006, each member of the Board and its committees attended most of the scheduled meetings.

Board of Directors meetings: Eight meetings were held during the year. Nine members of the Board attended all meetings, one member of the Board attended at least 90% and three members attended at least 80% of the scheduled meetings.

Chairman’s and Governance Committee meetings: The Chairman’s and Governance Committee held four formal meetings in the course of 2006 and met several times informally. All members of the Chairman’s and Governance Committee attended all meetings.

Audit Committee meetings: Eight meetings were held during 2006. In addition, the Audit Committee has convened for a workshop to foster the committee members’ understanding of certain internal controls programs and projects. Two members of the Audit Committee attended all meetings, the other two attended 90% and 80% of the scheduled meetings, respectively.

Compensation Committee meetings: Eight meetings were held during 2006. All members of the Compensation Committee attended all meetings.
Risk Committee meetings: Six meetings were held during 2006. All members of the Risk Committee attended all meetings.
Chairman of the Board
The Chairman of the Board coordinates the work of the Board and its committees and ensures that the Board members are provided with the information relevant for performing their duties. The Chairman has no executive function within the Group. However, he is actively involved in developing the strategic business plans and objectives of the Group. Furthermore, he works closely with the Chief Executive Officer in establishing succession plans for key management positions.

The Chairman of the Board takes an active role in representing the Group to important investors, other stakeholders and the general public.
Board responsibilities
In the Organizational Guidelines and Regulations, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and Credit Suisse Group’s Articles of Association.

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

The Board also reviews and approves significant changes in the Group’s structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the expense of the Group, to engage independent legal, financial or other advisors – as they deem appropriate – with respect to any matters subject to their respective authority. The Board also performs a self-assessment once a year where it reviews its own performance and sets objectives and a work plan for the coming year.

Board Committees
The Board currently has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year.

At each Board meeting, the committee chairmen report to the Board about their activities. In addition, the minutes of the committee meetings are accessible to all Board members.
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman of the Board, the chairmen of the committees of the Board and other members appointed by the Board. A majority of the committee’s members must be independent. Currently all members of the Chairman’s and Governance Committee are independent. The members are:

– Walter B. Kielholz (Chairman)
– Hans-Ulrich Doerig
– Aziz R.D. Syriani
– Peter F. Weibel

The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It meets as often as required to discharge its responsibilities, generally about six times per year. The length of its meetings depends on the agenda, but they usually last approximately two hours. The Chairman may ask members of management or others to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as an advisor to the Chairman of the Board and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee is responsible for the development and occasional review of a set of Corporate Governance Guidelines, which are then recommended to the full Board for approval. At least once annually, the Chairman’s and Governance Committee evaluates the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the Committee, subject to applicable laws and regulations.

In addition, the Chairman’s and Governance Committee guides and supervises the Board’s annual performance assessment of the Chairman of the Board, the Chief Executive Officer and the members of the Group Executive Board and the Executive Board of the Bank. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Boards of Credit Suisse Group and the Bank. The Chairman’s and Governance Committee also reviews succession plans for senior executive positions in the Group with the Chairman and the Chief Executive Officer.

Audit Committee
The Audit Committee consists of not less than three members, all of whom must be independent. The current members are:
– Peter F. Weibel (Chairman)
– Jean Lanier
– Aziz R.D. Syriani
– David W. Syz

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

In addition, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002. The Board has determined that Peter F. Weibel is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds full-day or half-day meetings at least once each quarter, prior to the publication of the Group’s consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and conference calls throughout the year in order to adequately discharge its responsibilities. The regular meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. At some meetings, a joint session with the Risk Committee members is arranged at which topics of relevance to both committees are discussed.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
– monitoring and assessing the integrity of the consolidated financial statements as well as disclosures of the financial condition, results of operations and cash flows of the Group;
– monitoring processes designed to ensure the Group’s compliance with legal and regulatory requirements;
– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit; and
– monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls.

The Audit Committee is regularly informed about significant projects aimed at further improving such processes. It also oversees the work of the Group’s external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to Credit Suisse Group or any of its subsidiaries to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding the accounting, internal controls or auditing matters including a so-called whistleblower hotline to provide the option to report complaints on an anonymous basis. The Audit Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Compensation Committee
The Compensation Committee consists of not less than three members, all of whom must be independent. The current members are:
– Aziz R.D. Syriani (Chairman)
– Thomas W. Bechtler
– Robert H. Benmosche
– Anton van Rossum

The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams, and determining and/or recommending to the Board for approval the overall compensation pools and the compensation payable to the members of the Board, the Group Executive Board and the Executive Board of the Bank, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing newly established compensation plans or amendments to existing plans and recommending them to the Board for approval. The Chairman of the Compensation Committee decides on the attendance of management or others at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm. Information on the compensation approach, principles and objectives of the Group can be found in the section entitled “Compensation” below. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Risk Committee
The Risk Committee consists of not less than three members. Pursuant to its charter, it may include non-independent members. The current members are:
– Hans-Ulrich Doerig (Chairman)
– Noreen Doyle
– Ernst Tanner
– Richard E. Thornburgh

The Risk Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Risk Committee holds at least four meetings a year, each generally at least a half day. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The Chairman of the Risk Committee invites members of management or others to attend the committee meetings, as appropriate.

The Risk Committee’s main duties are to assist the Board in assessing the different types of risk to which the Group is exposed, as well as its risk management structure, organization and processes. The Risk Committee approves selected risk limits and makes recommendations to the Board regarding all its risk-related responsibilities, including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Members of the Board of Directors and the Committees
Walter B. Kielholz, Chairman 1)
Hans-Ulrich Doerig, Vice-Chairman 1) 4)
Thomas W. Bechtler 2)
Robert H. Benmosche 2)
Peter Brabeck-Letmathe
Noreen Doyle 4)
Jean Lanier 3)
Anton van Rossum 2)
Aziz R.D. Syriani 1) 2) 3)
David W. Syz 3)
Ernst Tanner 4)
Richard E. Thornburgh 4)
Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz
2) Member of the Compensation Committee, chaired by Aziz R.D. Syriani
3) Member of the Audit Committee, chaired by Peter F. Weibel
4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

The composition of the Board of Directors of the Bank is the same as the composition of the Board of Directors of Credit Suisse Group.

Walter B. Kielholz
Born 1951, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Walter B. Kielholz is the Chairman of the Board of Directors and the Chairman’s and Governance Committee (since January 2003). He has been a member of the Board since 1999 and has served as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2009. The Board has determined him to be independent under the Group’s independence standards.

Mr. Kielholz studied Business Administration at the University of St. Gallen, and graduated in 1976 with a degree in Business Finance and Accounting.
His career began at the General Reinsurance Corporation, Zurich, in 1976. After working in the United States, the United Kingdom and Italy, Mr. Kielholz assumed responsibility for the company’s European marketing. In 1986, he joined Credit Suisse, Zurich, responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, in 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s Chief Executive Officer from 1997 to 2002. A Board member since 1998, he became Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003.

Mr. Kielholz is a Board member of the Geneva Association, a member of the European Financial Roundtable and President of the International Monetary Conference for the period of 2006/2007. He was elected in 2005 to the Insurance Hall of Fame, which honors individuals who have exercised substantial influence on the industry for the benefit of society.

In addition, Mr. Kielholz is Chairman of the Supervisory Board of Avenir Suisse, a member of the Board and the Committee of economiesuisse and a member of the US think tank Center of Strategic and International Studies (CSIS).

Mr. Kielholz is a member of the Zurich Friends of the Arts and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.
Hans-Ulrich Doerig
Born 1940, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Hans-Ulrich Doerig is the full-time Vice-Chairman of the Board and Chairman of the Risk Committee (since 2003). Prior to that, he served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as Chief Risk Officer from 1998 until 2002. His term as a member of the Board expires at the AGM in 2009. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the University of St. Gallen with degrees in Economics and Law, including a doctorate received in 1968, and after five years at JP Morgan in New York, Mr. Doerig joined Credit Suisse in 1973. In 1982, he was appointed a member of the Executive Board of Credit Suisse with responsibility for the multinational division, securities trading, capital markets, corporate finance and commercial banking Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Directors of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997, he served as Chief Executive Officer of Credit Suisse First Boston.

Mr. Doerig is a member of the Board of Directors of Bühler AG, Uzwil (since 2004). He is also a member of the Board of the University of Zurich and of the University Hospital Zurich. Furthermore, he is a member of the supervisory bodies of several foundations and academic, arts, charitable and professional organizations, as well as the author of a number of publications on finance, education and management.

Thomas W. Bechtler
Born 1949, Swiss Citizen
Seestrasse 21, 8700 Küsnacht, Switzerland
Thomas W. Bechtler has been a member of the Board since 1994 and of the Compensation Committee since 2006, on which he had already served from 2003 to 2004. From 1999 to 2003, he served on the Audit Committee and from 2003 to 2006 on the Risk Committee. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Bechtler studied Law at the universities of Zurich and Geneva. After graduating in 1973, he obtained a Master of Laws degree from Harvard University, Massachusetts, in 1975, and a doctorate from Zurich University in 1976. Mr. Bechtler is the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug, both largely family-owned companies which own Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht. Mr. Bechtler has been Chairman of the latter companies since 1994 and 1992, respectively.

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederweningen (since 1987), Conzzetta Holding AG, Zurich (since 1987), Sika AG, Baar (Vice-Chairman; since 1989), and Swiss Reinsurance Company, Zurich (since 1993). Mr. Bechtler is a member of the Board of Trustees of Swisscontact, Zurich, and serves as the Chairman of the Zurich Committee of Human Rights Watch.

Robert H. Benmosche
Born 1944, US Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Robert H. Benmosche has been a member of the Board since 2002 and of the Compensation Committee since 2003. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Benmosche was Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, from the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, from 1998. He retired from these positions in June 2006. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years, most recently in the position of an Executive Vice President and a member of the company’s Board of Directors. He received a B.A. degree in Mathematics from Alfred University in 1966.

He does not hold any other significant board memberships.
Peter Brabeck-Letmathe
Born 1944, Austrian Citizen
Nestlé SA Avenue Nestlé 55, 1800 Vevey, Switzerland
Peter Brabeck-Letmathe has been a member of the Board since 1997 and served as Vice-Chairman from 2000 to 2005. From 2000 to 2005 he was also a member of the Compensation Committee and from 2003 to 2005 of the Chairman’s and Governance Committee. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduation in 1968, he joined Nestlé’s sales operations in Austria. His career at Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé and as a member of Nestlé’s Board of Directors. In 2005, Mr. Brabeck-Letmathe was appointed Chairman of the Board of Directors of Nestlé.

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997), and Roche Holding SA, Basel (since 2000). He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Noreen Doyle
Born 1949, US and Irish Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Noreen Doyle has been a member of the Board and the Risk Committee since 2004. Her term as a member of the Board expires at the AGM in 2007. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle has been First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She joined the EBRD in 1992 as head of syndications, was appointed Chief Credit Officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a B.A. in Mathematics from The College of Mount Saint Vincent, New York, in 1971 and a MBA from Dartmouth College, New Hampshire, in 1974.
She currently serves on the Boards of Directors of the Newmont Mining Corporation, of QinetiQ Group plc., a UK-based defense technology and security company, and of Rexam plc., a global consumer packaging company (all since 2005).

Jean Lanier
Born 1946, French Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Jean Lanier has been a member of the Board and the Audit Committee since 2005. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes, Paris. He also chaired the Boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the Chief Operating Officer and Managing Director of SFAC, which later become Euler Hermes SFAC (from 1990 to 1997), and of the Euler Group (from 1996 to 1998).

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

He holds a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris (1969), and a Masters of Sciences in Operations Research and Finance from Cornell University, New York (1970).
Mr. Lanier is a member of the Boards of Directors of France Essor (since 1991) and of Paris Re Holdings Ltd (since 2006). He is a Chevalier de la Légion d’Honneur in France and Chairman of the Foundation “Les Amis de l’Arche.”

Anton van Rossum
Born 1945, Dutch Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Anton van Rossum has been a member of the Board and the Compensation Committee since 2005. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. van Rossum was the Chief Executive Officer of Fortis, the leading Benelux banking and insurance group, from 2000 to 2004. He was also a member of the Board of Directors of Fortis and chaired the Boards of the principal subsidiaries of the group.

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
Mr. van Rossum is a member of the Board of Directors of Solvay S.A., Brussels, the international chemical and pharmaceuticals group. He is also the Chairman of the Supervisory Board of the Erasmus University, Rotterdam, a member of the Board of Trustees of the Conference Board, the Chairman of the Netherlands Economic Institute, the International President of the European League for Economic Cooperation and sits on the Boards of several cultural, philanthropic and educational institutions.

Aziz R.D. Syriani
Born 1942, Canadian Citizen
The Olayan Group 111 Poseidonos Avenue, P.O. Box 70228 Glyfada, Athens 16610, Greece
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and of the Audit Committee since 2003. His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

Mr. Syriani holds a Law degree from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Massachusetts (1972). He has been with the Olayan Group since 1978 and currently serves as President (since 1978) and Chief Executive Officer (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the Board of Directors of Occidental Petroleum Corporation, Los Angeles (since 1983), where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as a member of the Executive and the Corporate Governance Committee.

David W. Syz
Born 1944, Swiss Citizen
ecodocs AG Dufourstrasse 21, 8702 Zollikon, Switzerland
David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, Mr. Syz started his career as Assistant to Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also Chief Executive Officer of Cerberus AG, Männedorf. In 1985, Mr. Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed Chief Executive Officer and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen.

Appointed State Secretary in 1999, Mr. Syz took charge of the new State Secretariat for Economic Affairs, a function from which he retired in 2004.
Mr. Syz is Chairman of the Board of Huber & Suhner AG, Pfäffikon (since 2005, Vice-Chairman from 2004 to 2005), and the Chairman of the Board of ecodocs AG, Zollikon (since 2004). Moreover, he is the Chairman of the Supervisory Board of the Climate Cent Foundation (since 2005), an organization mandated with the implementation of the CO2 reduction program according to the Kyoto Protocol.

Ernst Tanner
Born 1946, Swiss Citizen
Chocoladenfabriken Lindt & Sprüngli AG Seestrasse 204, 8802 Kilchberg, Switzerland
Ernst Tanner has been a member of the Board since 2002 and member of the Risk Committee since 2003. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Tanner is Chairman of the Board (since 1994) and Chief Executive Officer (since 1993) of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SWX Swiss Exchange. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently as Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the Board of Directors of The Swatch Group, Biel (since 1995). He is also a member of the Board of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy.

Richard E. Thornburgh
Born 1952, US Citizen
Corsair Capital LLC 277 Park Avenue, New York, NY 10172, United States
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006. His term as a member of the Board expires at the AGM in 2009. Due to his former executive function at Credit Suisse Group the Board has determined that he is not independent under the Group’s independence standards.

Mr. Thornburgh is Vice-Chairman of Corsair Capital, a private equity investment company (since 2006).
He received a BBA from the University of Cincinnati, Ohio, in 1974 and an MBA from the Harvard Business School, Massachusetts, in 1976 and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. In 1997, he was appointed member of the Group Executive Board where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the Chief Financial Officer of Credit Suisse Group and from 1999 to 2002, he was Vice Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the Chief Risk Officer of Credit Suisse Group. In 2004, he was appointed Executive Vice Chairman of Credit Suisse First Boston. In this function, he oversaw Credit Suisse Asset Management and Private Client Services and was responsible for a number of other areas, including credit risk and strategic risk management, human resources, corporate services and corporate communications. In addition, he was instrumental in the creation of the integrated bank.

Mr. Thornburgh also serves on the Boards of Directors of New Star Financial Inc., Boston, and Dollar General Corporation, Goodlettsville, Tennessee (both since 2006), and on the Executive Committee and the Investment Committee of the University of Cincinnati Foundation.

Peter F. Weibel
Born 1942, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee and the Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2007. The Board has determined him to be independent under the Group’s independence standards and an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined the Central Accounting Department at UBS in 1975 and later became a Senior Vice President in its Corporate Banking division. In 1988, he was appointed Chief Executive Officer of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, in the summer of 2003.

Mr. Weibel is Chairman of the Executive MBA Program of the University of Zurich, a member of the Board of the Greater Zurich Area AG, serves on the Swiss Advisory Council of the American Swiss Foundation and is a member of the Senior Advisory Committee of the Swiss-American Chamber of Commerce. He also serves as Chairman of the Pestalozzi Foundation and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman of the Board, a position he had held since 1986. Mr. Gut was a member of the Board of Directors of Nestlé SA, Vevey, from 1981 to 2005, whereof Vice-Chairman from 1991 to 2000 and Chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board of Directors.
Secretaries of the Board of Directors
Pierre Schreiber
Béatrice Fischer
Changes in the Board of Directors
Other than the proposed re-election of Noreen Doyle, Aziz R.D. Syriani, David W. Syz and Peter F. Weibel for a term of three years, no new members are proposed for election to the Board of Directors at the Group’s Annual General Meeting on May 4, 2007.

Management
Executive Boards of Credit Suisse Group and Credit Suisse
The most senior executive body of Credit Suisse Group is the Group Executive Board. The Group Executive Board, led by the Group Chief Executive Officer, is responsible for the day-to-day operational management of the Group as a whole and the implementation of the principal business strategy and the financial plans approved by the Board of Directors. It coordinates significant Group-wide initiatives, projects and business developments and establishes general Group-wide policies.

As of December 31, 2006, the members of the Group Executive Board were:
Oswald J. Grübel, Chief Executive Officer
Walter Berchtold
David J. Blumer
Brady W. Dougan
Renato Fassbind
Tobias Guldimann
Urs Rohner
The most senior executive body of the banking organization is the Executive Board of Credit Suisse. It is responsible for the day-to-day operational management of the Group’s banking business. It develops and implements the strategic business plans for the bank subject to approval by the Board of Directors and reviews and coordinates significant initiatives and projects in the divisions and regions or in the Shared Services functions.

As of December 31, 2006, the members of the Executive Board of Credit Suisse were:
Oswald J. Grübel, Chief Executive Officer
Walter Berchtold
David J. Blumer
Paul Calello
Brady W. Dougan
D. Wilson Ervin
Renato Fassbind
Ulrich Körner
Michael G. Philipp
Urs Rohner
Thomas J. Sanzone

Management changes
In February 2007, the Group announced the appointment of Brady W. Dougan as new Chief Executive Officer of Credit Suisse Group and Credit Suisse, effective May 5, 2007. He will succeed Oswald J. Grübel who will retire at the AGM in 2007. Brady W. Dougan is currently the Chief Executive Officer Investment Banking. Paul Calello, the current Chief Executive Officer Asia Pacific, will replace Brady W. Dougan as the Chief Executive Officer Investment Banking. Robert Shafir will join as Chief Executive Officer Americas and become a member of the Executive Board of the Bank.

With the closing of the sale of the Winterthur Group to AXA S.A., Leonhard H. Fischer stepped down from the Group Executive Board effective December 22, 2006. At the same time, the Group announced that Mr. Fischer has been appointed Chief Executive Officer Credit Suisse Europe, Middle East and Africa and member of the Executive Board of the Bank effective March 1, 2007. Michael G. Philipp has been appointed Chairman Europe, Middle East and Africa effective March 1, 2007.

Executive Boards of Credit Suisse Group and Credit Suisse (as of December 31, 2006)
From left to right:

Tobias Guldimann
Chief Risk Officer, Credit Suisse Group
Thomas J. Sanzone
Chief Information Officer, Credit Suisse
Michael G. Philipp
Chief Executive Officer, Credit Suisse Europe, Middle East and Africa
Paul Calello
Chief Executive Officer, Credit Suisse Asia Pacific
Walter Berchtold
Chief Executive Officer, Private Banking
Oswald J. Grübel
Chief Executive Officer, Credit Suisse Group and Credit Suisse
David J. Blumer
Chief Executive Officer, Asset Management
Brady W. Dougan
Chief Executive Officer, Investment Banking and Chief Executive Officer, Credit Suisse Americas
Ulrich Körner
Chief Executive Officer, Credit Suisse Switzerland
Urs Rohner
General Counsel, Credit Suisse Group and Credit Suisse Chief Operating Officer, Credit Suisse
Renato Fassbind
Chief Financial Officer, Credit Suisse Group and Credit Suisse
D. Wilson Ervin
Chief Risk Officer, Credit Suisse
Oswald J. Grübel
Born 1943, German Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Oswald J. Grübel is the Chief Executive Officer of Credit Suisse Group (since 2004) and Credit Suisse (since May 2005). A member of the Group Executive Board from 1997 to 2001 and since July 2002, he served as Co-Chief Executive Officer of Credit Suisse Group from January 2003 until his appointment as sole Chief Executive Officer in July 2004. Mr. Grübel will retire from his functions effective May 4, 2007.

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

Mr. Grübel does not hold any significant board memberships.
Walter Berchtold
Born 1962, Swiss Citizen
Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Walter Berchtold is the Chief Executive Officer Private Banking at Credit Suisse (since January 2006) and a member of the Group Executive Board (since July 2003) and the Executive Board of Credit Suisse.

After obtaining a commercial diploma, Mr. Berchtold joined Credit Suisse First Boston Services AG, Zurich, in 1982, and, a year later, transferred as a trader to the precious metal and currency options unit of Valeurs White Weld SA in Geneva, which was later renamed Credit Suisse First Boston Futures Trading SA. In 1987, he was given the task of heading the Japanese convertible notes trading team, and in 1988, he assumed shared responsibility for all the business activities of Credit Suisse First Boston Futures Trading AG in Zurich.

In 1991, Mr. Berchtold joined Credit Suisse in Zurich as Head of Arbitrage in the Securities Trading department. In the following year, he became Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit and, in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2003, Mr. Berchtold was Head of Trading and Sales of Credit Suisse First Boston, Switzerland and thereafter became Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was Head of Trading and Sales at Credit Suisse Financial Services and, in April 2004, he was appointed Chief Executive Officer of Banking at Credit Suisse Financial Services. In July 2004, he was appointed Chief Executive Officer of the former Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May 2005 and year-end 2005, he was Chief Executive Officer of the Credit Suisse division at the Bank.

Mr. Berchtold is a member of the Board of the Swiss Bankers Association.
David J. Blumer
Born 1968, Swiss Citizen
Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
David J. Blumer is the Chief Executive Officer Asset Management at Credit Suisse and a member of the Group Executive Board and the Executive Board of Credit Suisse (all functions since January 2006).
Mr. Blumer obtained a degree in Economics from the University of Zurich in 1995. Thereafter he joined Credit Suisse in the trading area where he held several positions in Zurich, New York and London. From 1999 to 2003, he was a member of the Special Services Group at the Structured Investment Product desk, and in 2003, he was appointed Head of Product Management, and in 2004 he assumed responsibility for Trading and Sales at Credit Suisse Financial Services and was appointed member of the Executive Board of Credit Suisse Division.

Mr. Blumer is a member of the Boards of the SWX Swiss Exchange and virt-x. He is also a member of the Forum of Young Global Leaders of the World Economic Forum.
Paul Calello
Born 1961, US Citizen
Credit Suisse Two Exchange Square, 8 Connaught Place Hong Kong, People’s Republic of China
Paul Calello is the Chief Executive Officer Credit Suisse Asia Pacific and a member of the Executive Board of Credit Suisse (since 2006). He was a member of the Group Executive Board from July 2004 to year-end 2005. From 2002 to 2005 he was Chairman and Chief Executive Officer of the Asia Pacific region of Credit Suisse First Boston. Effective May 5, 2007, Mr. Calello was appointed Chief Executive Officer Investment Banking. He will maintain his current function in the interim.

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

Mr. Calello obtained a B.A. from Villanova University in 1983 and an MBA from Columbia University, New York, in 1987.
Mr. Calello does not hold any significant board memberships.
Brady W. Dougan
Born 1959, US Citizen
Credit Suisse 11 Madison Avenue, New York, NY 10010, United States
Brady W. Dougan is the Chief Executive Officer Investment Banking at Credit Suisse and the Chief Executive Officer Credit Suisse Americas (since January 2006) and a member of the Group Executive Board (since January 2003) and the Executive Board of Credit Suisse. Effective May 5, 2007, Mr. Dougan will become Chief Executive Officer of Credit Suisse Group and Credit Suisse. He will be based in Zurich.

Mr. Dougan received a B.A. in Economics in 1981 and an M.B.A. in Finance in 1982 from the University of Chicago, Illinois. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities division for five years, before he was appointed Global Head of the Securities division in 2001. From 2002 to July 2004, he was Co-President, Institutional Services at Credit Suisse First Boston, and from 2004 until the merger with Credit Suisse in May 2005, he was Chief Executive Officer of Credit Suisse First Boston. From May 2005 to year-end 2005, he was Chief Executive Officer of the Credit Suisse First Boston division at the Bank.

Mr. Dougan does not hold any significant board memberships.
D. Wilson Ervin
Born 1960, US Citizen
Credit Suisse 11 Madison Avenue, New York, NY 10010, United States
D. Wilson Ervin is the Chief Risk Officer of Credit Suisse and a member of the Executive Board of Credit Suisse (since May 2005).
Mr. Ervin received a B.A. in Economics from Princeton University, New Jersey in 1982. He joined Credit Suisse First Boston in 1982 and held various responsibilities including positions in fixed income and equity capital markets, Australian investment banking, and in the Mergers & Acquisitions group. In 1990, Mr. Ervin joined the newly founded Credit Suisse Financial Products, the former derivatives unit of the bank, where he was responsible for new product structuring in the Americas, and US corporate marketing. From 1999 to 2005, Mr. Ervin was head of Strategic Risk Management for Credit Suisse First Boston.

Mr. Ervin does not hold any significant board memberships.
Renato Fassbind
Born 1955, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Renato Fassbind is the Chief Financial Officer of Credit Suisse Group (since August 2004) and Credit Suisse (since May 2005). He is a member of the Group Executive Board (since June 2004) and the Executive Board of Credit Suisse (since May 2005).

Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. In addition, Mr. Fassbind has been a Certified Public Accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked in the Internal Audit Department from 1984 to 1990, and was appointed Head of Internal Audit in 1988. From 1986 to 1987 he was with Peat Marwick (KPMG) in New Jersey, United States, working as a public accountant. In 1990, he joined ABB AG, Zurich, where he was Head of Internal Audit from 1990 to 1996 and Chief Financial Officer and member of the Group Executive Board from 1997 to 2002. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was Chief Executive Officer, before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees.
Mr Fassbind does not hold any significant board memberships.
Leonhard H. Fischer
Born 1963, German Citizen
Credit Suisse One Cabot Square, London, E14 4QJ, United Kingdom
Leonhard H. Fischer is the Chief Executive Officer Credit Suisse Europe, Middle East and Africa and a member of the Executive Board of Credit Suisse (since March 1, 2007). He was the Chief Executive Officer of Winterthur Group and a member of the Group Executive Board from 2003 to December 22, 2006.

Mr. Fischer joined Winterthur Group from Allianz AG, Frankfurt, where he was Head of Corporate and Markets and Chief Executive Officer of Dresdner Kleinwort Wasserstein (2001 to 2002). Prior to that, he was with Dresdner Bank, Frankfurt (1998 to 2001), most recently as Head of Investment Banking.

He obtained a Business Management degree from the University of Bielefeld (in 1986) and an M.A. in Finance from the University of Georgia (in 1987).
Mr. Fischer is a member of the Supervisory Board of Axel Springer Verlag, AG, Berlin.
Tobias Guldimann
Born 1961, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
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

Mr. Guldimann does not hold any significant board memberships.
Ulrich Körner
Born 1962, Swiss and German Citizen
Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Ulrich Körner is the Chief Executive Officer Credit Suisse Switzerland, Head of Private and Business Banking Switzerland and a member of the Executive Board of Credit Suisse (since January 2006).
Mr. Körner graduated from the University of St. Gallen in 1988, majoring in Banking, and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as its Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services. In 2002, he was appointed Chief Financial Officer of Credit Suisse Financial Services, and in 2004, he became Chief Operating and Chief Financial Officer of the former Credit Suisse. Mr. Körner was a member of the Group Executive Board from January 2003 to year-end 2005.

Mr. Körner is the Vice Chairman of the Board of Trustees of the Swiss Finance Institute and a member of the Board of the Institute of Economics of the University of St. Gallen.
Michael G. Philipp
Born 1953, US Citizen
Credit Suisse One Cabot Square, London, E14 4QJ, United Kingdom
Michael G. Philipp is the Chairman Europe, Middle East and Africa (since March 2007) and a member of the Executive Board of Credit Suisse (since January 2006).
Mr. Philipp holds a B.A. (1975), an MBA in Finance (1982) and an honorary PhD from the University of Massachusetts. He spent over a decade in the global futures and options industry and held management positions at Goldman Sachs (from 1982 until 1990) and Merrill Lynch (from 1990 until 1995).

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

In 2002 he became Co-Chairman of Artist Network Ltd., a UK-based media and entertainment company, before he founded Gyre Capital Management in 2004, which specializes in alternative investments. In 2005 he joined Credit Suisse as Chairman and Chief Executive Officer of Credit Suisse First Boston Europe, Middle East and Africa and member of the Group Executive Board. From 2006 to February 28, 2007, he was the Chief Executive Officer Europe, Middle East and Africa of Credit Suisse.

Mr. Philipp serves on the Advisory Board of the Dubai International Financial Center and the Board of the Dubai International Financial Exchange.
Urs Rohner
Born 1959, Swiss Citizen
Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
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

Mr. Rohner is a member of the Admission Board and of the Committee of the Admission Board of the SWX Swiss Exchange, Zurich, and serves on the Board of the Zurich Opera House.
Thomas J. Sanzone
Born 1960, US Citizen
Credit Suisse 11 Madison Avenue, New York, NY 10010, United States
Thomas J. Sanzone is the Chief Information Officer (since August 2005) and a member of the Executive Board of Credit Suisse (since January 2006).
Mr. Sanzone received a B.S. in Computer Science from Hofstra University in 1982. He joined Salomon Brothers in 1984 as a programmer analyst in the Mortgage Trading Systems area. In 1991, he was appointed Senior Operating Officer for Fixed Income and Equity Sales Trading, and in 1996, he was named Managing Director and Head of Global Application Development. At Travelers/Salomon Smith Barney, he was responsible for capital markets development and he was instrumental in merger-related systems consolidations for Nikko Salomon Smith Barney and Citicorp, among others.

In 2005, Mr. Sanzone joined Credit Suisse from Citigroup where he was Chief Information Officer for the Corporate and Investment Bank, the Private Client Group and the Global Transaction Services business (from 1999 to 2005). In that role, he was the Head of CIB Tech Services, charged with the strategy, development and implementation of all application technology. He was additionally responsible for Real Estate and General Services.

Mr. Sanzone does not hold any significant board memberships.
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
Andreas N. Koopmann, Vice-Chairman
Chief Executive Officer of Bobst SA, Lausanne, Switzerland
Franz Albers
Partner of Albers & Co., Zurich, Switzerland
Lino Benassi
Chairman of the Board of Directors of Credit Suisse Italia S.p.A., Milano, Italy
Susy Brüschweiler
Chief Executive Officer of SV Group, Dübendorf, Switzerland
Martin Candrian
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
Chairman of the Board of Unique Flughafen Zürich AG, Zurich, Switzerland
Manfred Schneider
Chairman of the Supervisory Board of Bayer Aktiengesellschaft, Leverkusen, Germany
Marco Solari
Chairman of the International Film Festival, Locarno, Switzerland
Compensation
Compensation approach, principles and objectives
In addition to the following, for further information on the funding and expensing of share-based compensation, see note 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements. For information on compensation for the Board of Directors and the Group Executive Board, see note 25 “Related parties” in the Notes to the consolidated financial statements.

Our approach to compensation
Credit Suisse Group’s approach to compensation is designed to recognize excellence, encourage personal contribution and professional development and align the interests of employees and shareholders. This is a key part of our plan to develop our human capital as we implement our strategy. Compensation is strongly linked to our guiding principles of client focus, teamwork and protecting our reputation as well as to our Code of Conduct.

Principles and objectives
Our approach has been developed according to the principles that compensation should be:
– based on performance;
– an incentive for employees to create value; and
– aligned with the market place in which Credit Suisse Group operates.

These principles help ensure that our approach to compensation achieves our objectives to:
– support a performance culture that is based on merit and differentiates and rewards excellent performance;
– reward and recognize individual employee contributions that benefit the entire bank;
– attract and retain employees and motivate them to achieve results with integrity and fairness; and
– ensure employees create sustainable value for our shareholders.

Share-based awards are a key feature of our compensation program and are designed to closely align the interests of employees and shareholders.
We aim to compensate employees in line with the market, assuming our performance goals are met. We measure ourselves against a peer group of European and American banks and derive our market position by looking at fixed and variable elements of compensation, assuming that business and individual goals are met. In practice, the market will guide the mix between fixed or variable compensation and the balance between cash and share-based compensation.

The Compensation Committee
The Compensation Committee of the Board of Directors is the supervisory and governing body for compensation policy and practices within the Group and has responsibility for determining, reviewing and proposing compensation for approval to the Board. The committee consists of not less than three members of the Board of Directors and the committee’s charter states that all members must be independent.

The current members of the Compensation Committee are Aziz R.D. Syriani (Chairman), Thomas W. Bechtler, Robert H. Benmosche and Anton van Rossum. The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. In 2006, the Compensation Committee held eight meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams, and determining and/or recommending to the Board for approval the overall compensation pools and the compensation payable to the members of the Board, the Executive Boards of Credit Suisse Group and the Bank, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing and assessing newly established compensation plans or amendments to existing plans and recommending them for approval to the Board. The Chairman of the Compensation Committee decides on the attendance of management at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm to ensure that the compensation programs, in the judgment of the Compensation Committee, remain competitive, correspond to market practice and are in line with Credit Suisse Group’s compensation approach.

Overview of the components of compensation at Credit Suisse Group
The pay of most employees is linked to performance, which is measured on several levels:
– Financial performance on a Group and divisional level (compared with strategic business plans, prior periods and peer performance) and on a team and individual level; and
– Success in meeting certain non-financial performance objectives, such as safeguarding our reputation.

There are two types of compensation: fixed and variable. The mix varies according to the employee’s seniority, business and location. Most of the compensation awarded to the majority of employees is fixed.

Fixed compensation
Base salaries for employees reflect seniority, experience, skill sets and individual performance. Credit Suisse Group seeks to pay all employees competitive base salaries in order to attract, motivate and retain highly qualified professionals. Our base salary structure is generally aimed at the median compensation level within the industry in the relevant markets (investment banking, private banking, Swiss corporate and retail banking and asset management). The review period is generally annual and set according to local practice. We also seek to provide competitive pension and other benefits in accordance with local market requirements and practice in each jurisdiction in which we operate.

Variable compensation (annual incentive performance bonus)
Payment of variable compensation is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, an incentive performance bonus is solely at the discretion of the Group.

– The cash bonus component is aimed at rewarding and driving performance above and beyond the requirements of the job function and providing greater earning potential for employees who exceed predetermined targets. In addition, the Group may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae, which are reviewed regularly to ensure that they remain competitive.

– The share-based bonus component is designed to promote employee retention and align employee and shareholder interests. Share-based compensation programs are typically based on a mandatory deferral rate. The mandatory deferral means only part of the bonus is received in cash, with the remainder in share-based compensation awards.

– The Group also has employed other long-term incentive bonus plans or programs to assist in hiring at competitive levels, and to support the retention of talent.

Share-based compensation plans
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but can also issue new shares out of available conditional capital.
Special awards
Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. These special awards may contain vesting depending on the terms of employment.
For information on fair value and expensing of share-based compensation, see note 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.
Share-based compensation for 2006
Following the integration of Credit Suisse Group’s banking business in 2005 and the launch of the integrated bank in 2006, Credit Suisse Group aligned its share-based compensation plans and introduced the Incentive Share Unit (ISU). This replaced compensation programs that existed in specific businesses and countries with a new Group-wide approach to compensation for all award grants for 2006 performance. ISUs ensure a unified approach to share-based compensation as it applies to all employees who receive a bonus above a certain threshold.

An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price.
The ISUs granted in January 2007 were based on 2006 performance, and 8,550 employees with an annual incentive bonus of at least CHF 125,000 were awarded ISUs with a mandatory deferral rate that ranged from 12.5% to 50% of the annual incentive performance bonus.

For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside which will be determined by the monthly average Credit Suisse Group share price over the three year period following grant. The final value of each ISU is paid in registered shares of Credit Suisse Group. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (i.e., three years), however, holders will always receive at least one Credit Suisse Group share per ISU. The total payout for each ISU is subject to a cap of three times the value of a Credit Suisse Group share at grant date (CHF 86.24 per share), which is reached at an average share price of CHF 132.

The ability to deliver the leverage component is achieved by spending 25% of the value of a share in respect of each ISU on a derivative instrument comprising a number of options. Any gains on these options will be paid to the Group in the form of Credit Suisse Group shares which will be used to settle the upside component of the ISU.

For the ISUs granted in January 2007 for 2006 performance, employees participating in the program received a number of ISUs equal to the amount of their deferred bonus divided by CHF 86.24, which represents the daily volume weighted average price for Credit Suisse Group registered shares for the five consecutive trading days at the SWX Swiss Exchange that ended on the grant date of January 23, 2007.

Each ISU will vest at a rate of one third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component. Shares will be delivered for vested ISUs within 120 days of each vesting date. Settlement of ISUs is subject to continued employment at the Group and certain retirement arrangements.

The ISU program for 2006 performance includes a provision that does not permit early retirement eligibility for employees that would otherwise qualify until two years from grant (the “two-year moratorium period”).

Share-based compensation in prior years
For share-based awards granted in or prior to March 2006 for 2005 and prior year performance, Credit Suisse Group used various instruments to grant share-based compensation in the different businesses and locations.

Share awards
Shares granted to employees entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions. Shares granted as compensation awards generally vest on the grant date, whereas shares granted as retention incentive awards and special awards generally vest immediately or over a period of up to three years. The following types of share awards were used:

Phantom or blocked shares: Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

Longevity Premium Awards (LPA): Shares awarded through the LPA program vest in full on the third anniversary of the grant date and either convert to shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

Performance Incentive Plan:
Performance Incentive Plan (PIP) is a share-based long-term retention incentive program that was used in compensation for 2004 and 2005 performance, granted in early 2005 and early 2006, respectively.
Background
Credit Suisse Group’s PIP was designed to compensate, incentivize and retain senior management and executives during 2004 and 2005, a period of fundamental change for Credit Suisse Group. Rebuilding the business particularly in Investment Banking during 2003 and 2004, restructuring the Group’s banking business and creating the integrated bank in 2005 were critical steps that demanded special management effort. Management was incentivized and rewarded with PIP units. This period was also characterized by intense international competition for employees in some of the Group’s businesses. Hence, PIP was also used as a tool to retain key senior management. PIP closely links senior management with the delivery of the Group’s strategy. PIP requires continued employment with the Group during a five-year vesting period and contains strict rules for participants leaving to join a competitor.

Value development over five-year vesting period
All or a portion of the mandatory deferral of the annual performance incentive bonus was converted into PIP units using the Group’s share price of CHF 47.45 for the 2004 PIP (PIP I) and CHF 72.00 for the 2005 PIP (PIP II). PIP units vest over a five-year period. If all financial targets over the five-year vesting period of a PIP are achieved, and if the share price in absolute and relative terms meets the performance criteria, PIP units could convert into up to nine Group shares in PIP I and up to six Group shares in PIP II. It is also possible that PIP units could become worthless should the Group fail to meet all performance targets or share price targets.

PIP units initially granted turn into final gain for participants by accruing value from three sources: i) Performance Multiplier, based on achieving sustainable (i.e., over five years) earnings targets; ii) Share Price Multiplier – based on creating sustainable shareholder value; and iii) Share price appreciation – like any other shareholder owning an equal number of shares, the participant can, given the share price performance, benefit from a capital gain at settlement of the plan.

Mechanism
Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings per share performance as compared to predefined targets (“performance conditions”); and ii) share price performance compared to predefined targets and share price performance relative to peers (“market conditions”). The performance conditions may be adjusted by the Compensation Committee if appropriate to exclude effects that do not relate to the normal banking business (including, for example, gains merely triggered by accounting changes or the gain on the sale of Group companies). The performance conditions will determine the multiplier, ranging between zero and three, for the final number of PIP units. The market conditions will determine the number of shares that each PIP unit will convert into at settlement. This will be in a range of between zero and three shares for PIP I and zero and two shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine shares and the PIP II units granted in 2006 will ultimately settle for between zero and six shares.

The achievement of the share price targets and relative share price performance for PIP I is measured based on the Group’s average share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 30 and a maximum of three shares at a share price of CHF 90 or higher. The achievement of the share price targets and relative share price performance for PIP II is measured based on the Group’s average share price over a three month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 47 and a maximum of two shares at a share price of CHF 160 or higher.

PIP II includes the two-year moratorium period for early retirement eligibility.
Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Share options granted to employees entitle the holder to purchase one Credit Suisse Group common share at a stated exercise price subject to continued employment with the Group through the vesting period, restrictive covenants and cancellation provisions.

Share options granted as compensation awards generally vest on the grant date, whereas share options granted as retention incentive awards generally vest between one and five years.
For information on fair value and expensing of options, see note 24 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.
Board of Directors compensation
Compensation of members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is fixed and set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (ten individuals) is in the form of cash (35%) and Credit Suisse Group registered shares (65%), which are blocked for a period of four years.

Members of the Board of Directors with functional, non-executive duties (three individuals) received variable compensation for their services, in addition to fixed compensation as set by the Board of Directors. Such compensation is paid in the form of cash and/or Credit Suisse Group registered shares, blocked for a period of four years, as determined by the Compensation Committee.

The following table presents the aggregate compensation of 2006/2007 for the 13 members of the Board of Directors and individual compensation for the highest paid Board member: 1)
in CHF m, except where indicated	Cash	Equity value	Total remu- neration	Number of shares	2)	Pension and benefits

13 individuals	14.6	12.3	26.9	146,532		0.06

of which highest paid: Walter B. Kielholz, Chairman of the BoD3)	9.0	7.0	16.0	81,169		0.02

1) Period from April 29, 2006, to April 28, 2007. 2) Value of shares included in total remuneration. 3) Highest paid is included in the consolidated Board of Directors figures above.

2006 total compensation of the Chairman of the Board of Directors
The Group’s executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2006 compensation for Mr. Kielholz as Chairman of the Board of Directors.

For 2006, the Compensation Committee based its total compensation recommendation on its analysis of: i) the Group’s strong financial performance relative to its 2006 financial plan and 2005 performance; ii) Mr. Kielholz’s leadership and significant achievements in several areas, specifically (a) accelerating the execution of the One Bank business strategy, (b) strengthening the corporate governance processes and procedures across the Group, (c) restructuring the global business portfolio including the successful sale of Winterthur, and (d) improving the Groups relationship and interaction with the investor community; and iii) the complexity and scope of the role that Mr. Kielholz performs as Chairman.

Mr. Kielholz’s annual total compensation was CHF 16.0 million for 2006.
The percentage composition of Mr. Kielholz’s total compensation for 2006 was 12% salary, 44% cash bonus, and 44% blocked Credit Suisse Group registered shares.
Additional fees and remuneration
Certain former members of the Board of Directors (two individuals) are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the Board of Directors or related parties during 2006.
Share holdings of members of the Board of Directors
The following table shows the aggregate number of Credit Suisse Group registered shares held by members of the Board of Directors (thirteen individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2006	782,736

Option holdings of members of the Board of Directors
The following table shows options on shares granted to two members of the Board of Directors, as of December 31, 2006, as part of previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2002	75,000	Dec 3, 2012	34.10

2001	312,908	Jan 25, 2011	84.75

2000	200,000	Mar 1, 2010	74.00

1999	10,000	Feb 18, 2009	57.75

Executive compensation
Credit Suisse Group’s approach to executive compensation
In line with Credit Suisse Group’s overall approach to compensation, the Group’s executive compensation policies are designed to attract executives of the highest quality, to retain them by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the One Bank strategy and the interests of shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a bonus pool framework linked directly to the performance of Credit Suisse for the Group Executive Board, including the Chief Executive Officer. The bonus pool was used to define the total amount available for bonus payments, which were then delivered in cash and deferred share-based compensation. At the beginning of the year, a target bonus pool for this executive population was set assuming specific, pre-defined Credit Suisse financial and non-financial performance goals would be achieved in 2006. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available bonus pool based on actual results. The final bonus pool was then distributed to the members of the Group Executive Board and the Chief Executive Officer based on individual contributions, business performance and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total bonus pool for the Group Executive Board and the Chief Executive Officer included the following:
– the financial performance of the Group adjusted for extraordinary items compared to the strategic business plan;
– assessment of delivery of defined non-financial targets in relation to the Group’s strategy;
– consideration of the Group’s performance against the performance of its peer companies;
– measurement against market information of companies with similar scope and complexity; and
– measurement of shareholder satisfaction, assessed by reviewing objective data regarding the Group’s financial performance, with a focus on revenue growth, pre-tax margin growth, return on equity and earnings per share.

This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with the Group’s overall approach, executive compensation consists of a fixed salary and a variable performance bonus. Salaries for members of the Group Executive Board are reviewed annually. Salaries are set at similar levels for each member. The annual performance bonus usually represents the most significant part of an executive’s total compensation package and varies from year to year depending on the executive’s performance. Part of the bonus is awarded in cash and a part in share-based awards. As a matter of policy, share-based awards are usually a material portion of each executive’s compensation and are subject to vesting, holding and future performance requirements.

Credit Suisse Group’s executive compensation in 2006
Executive compensation for 2006 was based on the general approach set out above. In 2006, the members of the Group Executive Board (eight individuals) received on average, as a percentage of their total compensation, 6% salary, 49% cash bonus and 45% share-based awards.

The mandatory deferral amount of the total bonus for the Chief Executive Officer and the Group Executive Board was based on the approved share plan deferral schedule.
In previous years, members of the Group Executive Board participated in the Group-wide share-based compensation plan, and for 2006 performance received ISUs or shares granted in January 2007. This participation is designed to ensure that executive compensation is in line with the Group’s overall approach to compensation.

The following table presents the aggregate compensation for 2006 for members of the Group Executive Board:
in CHF m, except where indicated	Cash	Value of share- based awards	1)	Total remu- neration	Number of share- based awards	Pension and benefits

8 individuals	83.7	67.7		151.4	660,956	1.6

1) The total number of share-based awards includes 173,934 shares, each valued at CHF 86.24, which represents the daily volume weighted average price for Credit Suisse Group registered shares for the five consecutive trading days at the SWX Swiss Exchange that ended on the grant date of January 23, 2007. Share-based awards also include 487,022 Incentive Share Units (ISUs), each of which has a base component and a leverage component. The fair value of the base component of each ISU is CHF 87.30 and the fair value of the leverage component of each ISU is CHF 20.85. The total fair value of each ISU is CHF 108.15.

Share holdings of members of the Group Executive Board
The following table shows the aggregate number of Credit Suisse Group shares held by members of the Group Executive Board (five individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2006	1,125,755

PIP unit holdings of members of the Group Executive Board
The following table shows the PIP awards to members of the Group Executive Board (seven individuals), as of December 31, 2006, as part of previous years' compensation:
Year of grant	Award	Number of units	Share price

2006	2005 PIP II	524,723	72.00

2005	2004 PIP I	842,936	47.45

Option holdings of members of the Group Executive Board
The following table shows options on shares granted to two members of the Group Executive Board, as of December 31, 2006, as part of previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2004	169,924	Apr 30, 2014	45.70

2003	1,011,250	Jan 22, 2013	30.60

2002	11,250	Dec 3, 2012	34.10

2001	384,040	Jan 25, 2011	84.75

2000	156,000	Mar 1, 2010	74.00

1999	24,000	Feb 18, 2009	57.75

Additional fees and remuneration
Certain former members of the Group’s most senior executive body (three individuals) are entitled to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the most senior executive body or related parties during 2006.
Shareholder rights
Credit Suisse Group is fully committed to the principle of equal treatment of all shareholders and encourages shareholders to actively participate at the Group’s AGM. The following is a summary of shareholder rights at Credit Suisse Group. For further details, see the Group’s Articles of Association (AoA), which is available on the Group’s website.

Voting rights, transfer of shares
There is no limitation under Swiss law or Credit Suisse Group’s AoA on the right to own Credit Suisse Group shares.
In principle, each share represents one vote at the AGM, with the exception of the shares held by Credit Suisse Group, which do not have any voting rights. Shares for which a single shareholder or shareholder group can exercise voting rights may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies.

The restrictions on voting rights do not apply to:
– the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by Credit Suisse Group or by persons acting as proxies for deposited shares;
– shares in respect of which the shareholder confirms to Credit Suisse Group that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the Federal Act on Stock Exchange and Securities Trading and the relevant ordinances and regulations have been fulfilled; and

– shares that are registered in the name of a nominee, provided that this nominee is willing to furnish Credit Suisse Group on request with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital and any applicable disclosure requirements under the Federal Act on Stock Exchange and Securities Trading have been fulfilled.

Except upon specific request, Credit Suisse Group shares are not physically represented by certificates. The transfer of shares is executed by a corresponding entry in the custody records of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to Credit Suisse Group by the transferor, the bank or the depositary institution. In order to be registered in the share register, the purchaser must file a share registration form. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. Each shareholder, whether registered in the share register or not, is entitled to receive dividends or other distributions, if, and when, approved at the AGM.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board of Directors and by shareholders, must be published in the Swiss Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting.

Holders of shares may request registration in the share register at any time. There is, in particular, no deadline for registering shares before an AGM. However, technical considerations may make registration on the same day as the AGM impossible.

Convocation of shareholder meetings
The AGM is convened by the Board of Directors or, if necessary, by the statutory auditors, with 20 days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board of Directors, and, at the same time, shares of Credit Suisse Group representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the extraordinary shareholders’ meeting.

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 0.5 million have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board of Directors not later than 45 days before the meeting and, at the same time, shares of Credit Suisse Group with an aggregate nominal value of at least CHF 0.5 million must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

Statutory quorums
The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections generally require the approval of a majority of the votes represented at the meeting, except as otherwise provided by mandatory provisions of law or by the AoA.

For example, shareholders’ resolutions that require a vote by a majority of the votes represented include:
– amendments to the AoA, unless a supermajority is required;
– election of directors and statutory auditors;
– approval of the annual report and the statutory and consolidated accounts; and
– determination of allocation of distributable profit.

A quorum of at least half of the share capital and approval by a two-thirds majority of the votes represented is required for resolutions on:
– change of the purpose of the company;
– creation of shares with increased voting powers;
– implementation of transfer restrictions on shares;
– authorized or conditional increase in the share capital;
– increase of capital by way of conversion of capital surplus or by contribution in kind;
– restriction or suspension of preferential rights;
– change of location of the principal office; and
– dissolution of the company without liquidation.

A quorum of at least half of the share capital and approval by at least three-quarters of the votes cast is required for resolutions on:
– the conversion of registered shares into bearer shares;
– amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and
– the dissolution of the company.

A quorum of at least half of the share capital and the approval of at least seven-eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Changes of control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Credit Suisse Group’s AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the Stock Exchange Act and the implementing ordinances.

Clauses on changes of control
Subject to certain provisions in the Group’s employee compensation plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions that require the payment of extraordinary benefits in the case of a change of control in the agreements and plans benefiting members of the Board of Directors and the Executive Boards of Credit Suisse Group and the Bank or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Executive Boards of Credit Suisse Group and the Bank or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Internal and external auditors
Auditing forms an integral part of corporate governance at Credit Suisse Group. Both internal and external auditors have a key role to play by providing an independent assessment of the Group’s operations and internal controls.

Internal Audit
The Group’s Internal Audit function comprises a team of around 250 professionals, more than 220 of whom are directly involved in auditing activities. The Head of Internal Audit, Heinz Leibundgut, reports directly to the Audit Committee.

Internal Audit performs an independent and objective assurance and consulting function that is designed to add value to the Group’s operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of the Group’s risk management, control and governance processes.

Internal Audit is responsible for carrying out periodic audits in line with the Auditing Regulations approved by the Audit Committee. It regularly and independently assesses the risk exposure of the Group’s various business activities, taking into account industry trends, strategic and organizational decisions, best practice and regulatory matters. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and specifying resource requirements for approval by the Audit Committee.

As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman of the Board and the Chairman of the Audit Committee. The head of Internal Audit reports to the Audit Committee at least quarterly and more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.

External auditors
Credit Suisse Group’s statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are David L. Jahnke, Global Lead Partner (since 2005), Robert S. Overstreet, Group Engagement Partner (since 2006), and Philipp Rickert, Leading Bank Auditor (since 2006). In addition, Credit Suisse Group has mandated BDO Visura, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
KPMG received the following fees related to the years 2006 and 2005:
Type of Service (in CHF m)	2006	1)	2005	1)

Audit services2)	69.8		45.8

Audit-related services3)	15.2		12.9

Tax services4)	4.0		8.3

1) Both 2005 and 2006 include fees relating to Winterthur. 2) The increase in fees for audit services predominantly relates to SOX 404 and Basel II Swiss regulatory work. 3) Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of or calculations required by agreements; (ii) internal control related reports beyond that required for the consolidated audit; (iii) accounting advice; (iv) audits of private equity funds and employee benefit plans; and (v) regulatory advisory services. 4) Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; (iii) expatriate tax return preparation services; and (iv) confirmations relating to the Qualified Intermediary status of Group entities.

KPMG attends all meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, Credit Suisse Group’s policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of its external auditor. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2006 were pre-approved, except in the case of certain de minimis non-audit services as permitted by Section 10A(i)(B) of the Securities Exchange Act of 1934. In 2006, non-audit services with fees of CHF 0.6 million have been retrospectively approved by the Audit Committee under the de minimis provision. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

Employees
As of December 31, 2006, we employed 44,871 employees worldwide. Of the total number of employees, 20,353 were employed in Switzerland and 24,518 were employed abroad.
In 2006, our total number of employees decreased by 18,652, primarily reflecting the disposition of the Winterthur Group. A majority of our employees do not belong to unions. We have not experienced any significant strike, work stoppage or labor dispute in recent years. We consider our relations with our employees to be good.

The following table sets forth the number of employees as of December 31:
	2006		2005	2004

Number of employees
Switzerland - Banking	20,353		20,194	19,558

Outside Switzerland - Banking	24,518		24,370	21,606

Winterthur	0	1)	18,959	19,368

Number of employees (full-time equivalents)	44,871		63,523	60,532

1) The Group completed the sale of Winterthur to AXA S.A. on December 22, 2006.

Information policy
The Group is committed to an open and fair information policy vis-à-vis its shareholders as well as other stakeholders. The Group’s Investor Relations Department and Corporate Communications Department are responsible for inquiries.

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

Consolidated financial statements
Consolidated statements of income

Year ended December 31, in CHF m	Reference to notes	2006	2005	2004

Interest and dividend income	6	50,269	36,116	26,312

Interest expense	6	(43,703)	(29,198)	(18,796)

Net interest income	6	6,566	6,918	7,516

Commissions and fees	8	17,647	14,323	13,323

Trading revenues	7	9,428	5,634	3,675

Other revenues	8	4,962	3,614	2,519

Total noninterest revenues		32,037	23,571	19,517

Net revenues		38,603	30,489	27,033

Provision for credit losses	12	(111)	(144)	83

Compensation and benefits	8	15,697	13,974	11,951

Other expenses	8	8,717	9,258	7,630

Total operating expenses		24,414	23,232	19,581

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		14,300	7,401	7,369

Income tax expense	23	2,389	927	1,293

Minority interests		3,630	1,948	1,080

Income from continuing operations before extraordinary items and cumulative effect of accounting changes		8,281	4,526	4,996

Income from discontinued operations, net of tax	4	3,070	1,310	639

Extraordinary items, net of tax		(24)	0	0

Cumulative effect of accounting changes, net of tax		0	14	(7)

Net income		11,327	5,850	5,628

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	22	7.53	3.98	4.25

Income from discontinued operations, net of tax	22	2.79	1.18	0.56

Extraordinary items, net of tax	22	(0.02)	0.00	0.00

Cumulative effect of accounting changes, net of tax	22	0.00	0.01	(0.01)

Net income available for common shares	22	10.30	5.17	4.80

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	22	7.19	3.90	4.23

Income from discontinued operations, net of tax	22	2.66	1.11	0.53

Extraordinary items, net of tax	22	(0.02)	0.00	0.00

Cumulative effect of accounting changes, net of tax	22	0.00	0.01	(0.01)

Net income available for common shares	22	9.83	5.02	4.75

Consolidated balance sheets

December 31, in CHF m	Reference to notes	2006	2005

Assets
Cash and due from banks		29,040	27,577

Interest-bearing deposits with banks		8,128	6,143

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	9	319,048	352,281

Securities received as collateral		32,385	23,950

Trading assets	7	450,780	435,250
of which encumbered		141,404	151,793

Investment securities	10	21,394	121,565
of which encumbered		54	2,456

Other investments	11	20,478	20,736

Loans, net	12	208,127	205,671
Allowances for loan losses		1,484	2,241

Premises and equipment	13	5,990	7,427

Goodwill	14	11,023	12,932

Other intangible assets	15	476	3,091

Other assets	17	149,087	122,429
of which encumbered		26,426	4,860

Total assets		1,255,956	1,339,052

Liabilities and shareholders' equity
Deposits	18	388,378	364,238

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9	288,444	309,803

Obligation to return securities received as collateral		32,385	23,950

Trading liabilities	7	198,422	194,225

Short-term borrowings		21,556	19,472
of which reported at fair value		2,764	–

Provisions from the insurance business		–	145,039

Long-term debt	19	147,832	132,975
of which reported at fair value		44,709	–

Other liabilities	20	120,035	99,385

Minority interests		15,318	7,847

Total liabilities		1,212,370	1,296,934

Share capital		607	624

Additional paid-in capital		24,817	24,639

Retained earnings		32,306	24,584

Treasury shares, at cost		(9,111)	(5,823)

Accumulated other comprehensive income/(loss)	21	(5,033)	(1,906)

Total shareholders' equity		43,586	42,118

Total liabilities and shareholders' equity		1,255,956	1,339,052

For further information on commitments and contingencies, see notes 23, 28 and 34.

	2006	2005

Additional share information
Par value, in CHF	0.50	0.50

Shares issued	1,214,862,013	1,247,752,166

Treasury shares	(152,394,952)	(122,391,983)

Shares outstanding	1,062,467,061	1,125,360,183

Statement of changes in shareholders’ equity

in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumulated other comprehen- sive income/ (loss)	Total

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income	–		–	–	5,628	–	–	5,628

Other comprehensive income/(loss), net of tax	–		–	–	–	–	(1,204)	(1,204)

Issuance of common shares	18,900,303		11	65	–	–	–	76

Issuance of treasury shares	343,821,036		–	(34)	–	15,245	–	15,211

Repurchase of treasury shares	(403,834,466)		–	–	–	(17,950)	–	(17,950)

Share-based compensation	21,569,660		–	(220)	–	1,302	–	1,082

Repayment out of share capital1)	–		(599)	8	–	–	–	(591)

Other	–		–	30	–	–	–	30

Balance December 31, 2004	1,110,819,481		607	23,435	20,501	(4,547)	(3,723)	36,273

Net income	–		–	–	5,850	–	–	5,850

Other comprehensive income, net of tax	–		–	–	–	–	1,817	1,817

Issuance of common shares	33,845,949		17	1,225	–	–	–	1,242

Issuance of treasury shares	204,885,180		–	(40)	–	10,792	–	10,752

Repurchase of treasury shares	(265,256,516)		–	–	–	(13,929)	–	(13,929)

Share-based compensation	41,066,089		–	19	–	1,861	–	1,880

Cash dividends paid	–		–	–	(1,767)	–	–	(1,767)

Balance December 31, 2005	1,125,360,183	2)	624	24,639	24,584	(5,823)	(1,906)	42,118

Net income	–		–	–	11,327	–	–	11,327

Cumulative effect of accounting changes, net of tax	–		–	–	41	–	(1,778)	(1,737)

Other comprehensive income/(loss), net of tax	–		–	–	–	–	(1,349)	(1,349)

Issuance of common shares	1,109,847		–	48	–	–	–	48

Cancellation of repurchased shares3)	–		(17)	(608)	(1,316)	1,941	–	0

Issuance of treasury shares	238,906,412		–	(67)	–	17,352	–	17,285

Repurchase of treasury shares	(323,036,898)	4)	–	–	–	(23,461)	–	(23,461)

Share-based compensation	20,127,517		–	805	–	880	–	1,685

Cash dividends paid	–		–	–	(2,330)	–	–	(2,330)

Balance December 31, 2006	1,062,467,061	5)	607	24,817	32,306	(9,111)	(5,033)	43,586

1) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004. 2) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 3) 34,000,000 treasury shares were cancelled in the third quarter of 2006. 4) Includes 50,282,800 shares repurchased in connection with Credit Suisse Group's share buyback program. 5) At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income

Year ended December 31, in CHF m	2006	2005	2004

Net income	11,327	5,850	5,628

Other comprehensive income/(loss), net of tax	(1,349)	1,817	(1,204)

Comprehensive income	9,978	7,667	4,424

Consolidated statements of cash flows

Year ended December 31, in CHF m	2006	2005	2004

Operating activities of continuing operations
Net income	11,327	5,850	5,628

(Income)/loss from discontinued operations, net of tax	(3,070)	(1,310)	(639)

Income from continuing operations	8,257	4,540	4,989

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,029	938	1,082

Provision for credit losses	(111)	(144)	83

Deferred tax provision	646	(582)	(225)

Share of net income from equity method investments	(24)	(123)	(144)

Cumulative effect of accounting changes, net of tax	0	(14)	7

Trading assets and liabilities	(26,113)	(7,310)	(49,327)

(Increase)/decrease in accrued interest, fees receivable and other assets	(61,793)	(29,962)	(27,242)

Increase/(decrease) in accrued expenses and other liabilities	28,561	5,677	20,007

Other, net	1,003	674	422

Total adjustments	(56,802)	(30,846)	(55,337)

Net cash provided by/(used in) operating activities of continuing operations	(48,545)	(26,306)	(50,348)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(2,580)	(1,435)	(1,715)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	8,931	(47,115)	(30,021)

Purchase of investment securities	(2,980)	(14,280)	(14,915)

Proceeds from sale of investment securities	1,256	413	1,328

Maturities of investment securities	5,035	7,599	18,841

Investments in subsidiaries and other investments	(6,209)	(2,486)	(1,669)

Proceeds from sale of other investments	2,100	1,655	2,710

(Increase)/decrease in loans	(23,159)	(18,235)	(11,909)

Proceeds from sales of loans	3,142	2,158	1,294

Capital expenditures for premises and equipment and intangible assets	(1,530)	(977)	(926)

Proceeds from sale of premises and equipment and intangible assets	34	54	55

Other, net	(86)	278	(125)

Net cash provided by/(used in) investing activities of continuing operations	(16,046)	(72,371)	(37,052)

Consolidated statements of cash flows – continued

Year ended December 31, in CHF m	2006	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	38,533	44,649	46,363

Increase/(decrease) in short-term borrowings	3,091	2,194	2,202

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,416)	37,065	21,163

Issuances of long-term debt	75,921	54,415	44,134

Repayments of long-term debt	(51,295)	(34,739)	(16,561)

Issuances of common shares	48	4	76

Issuances of treasury shares	17,285	10,752	15,211

Repurchase of treasury shares	(23,461)	(13,929)	(17,950)

Dividends paid/capital repayments (including minority interests and trust preferred securities)	(2,346)	(1,782)	(606)

Other, net	2,703	1,395	(2,176)

Net cash provided by/(used in) financing activities of continuing operations	59,063	100,024	91,856

Effect of exchange rate changes on cash and due from banks	(515)	3,929	(2,502)

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	(38)	5,464	2,621

Net cash provided by/(used in) investing activities of discontinued operations	(4,424)	(7,812)	(3,331)

Net cash provided by/(used in) financing activities of discontinued operations	(332)	(999)	(395)

Proceeds from sale of stock	12,300	0	0

Net increase/(decrease) in cash and due from banks	1,463	1,929	849

Cash and due from banks at beginning of financial year	27,577	25,648	24,799

Cash and due from banks at end of financial year	29,040	27,577	25,648

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	1,774	2,086	1,662

Cash paid during the year for interest	42,519	28,363	18,905

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	199	729	161

Fair value of liabilities assumed	199	549	76

Assets and liabilities sold in business divestitures
Assets sold	183,691	0	1,002

Liabilities sold	174,694	0	904

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on Net income or Total shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46(R)). The effects of intercompany transactions and balances have been eliminated.

The Group accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Group holds 20% to 50% of the voting rights, using the equity method of accounting. These investments are classified as Other investments, while the Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in Other revenues.

Where a Group subsidiary is a separate legal entity and determined to be an investment company as defined under the AICPA Investment Company Guide, interests in other entities held by this Group subsidiary are not consolidated and carried at fair value.

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. At the dates of the consolidated balance sheets, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statement of income.

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in Accumulated other comprehensive income/(loss) (AOCI) within Total shareholders’ equity.

Cash and cash equivalents
Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes. For purposes of these consolidated financial statements, the Group’s cash and cash equivalents are cash and due from banks.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in Trading assets or Investment securities. Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in Interest and dividend income and Interest expense, respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense, respectively, on an accrual basis.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, loans held in broker/dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item. Regular-way security transactions are recorded on a trade-date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s-length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used, when available, to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of the premium/discount arising at acquisition of debt securities, are recorded in Trading revenues.
Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statement of income. Once separated, the derivative is recorded in the same line item in the consolidated balance sheet as the host instrument.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Changes in realized and unrealized gains and losses and interest flows are included in Trading revenues. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as Other assets or Other liabilities and hedge accounting is applied.

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

Where hedge accounting is applied, the Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Group discontinues hedge accounting prospectively in the following circumstances:

(i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(ii) the derivative expires or is sold, terminated, or exercised;
(iii) the derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(iv) the Group otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

When the Group discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statement of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI. These amounts are reclassified into the line item in the consolidated statement of income in which the hedged item is recorded when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in the consolidated statement of income or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in Trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statement of income in the same period or periods during which the formerly hedged transaction is reported in the consolidated statement of income. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statement of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in Trading revenues. The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI, to the extent the hedge is effective.

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

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI within Total shareholders’ equity. Amounts reported in AOCI are net of income taxes.

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of the weighted average method.

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
Unrealized losses on available-for-sale securities are recognized in the consolidated statement of income when a decision has been taken to sell a security.
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Group’s subsidiaries that are determined to be investment companies as defined in the AICPA Investment Company Guide or broker/dealer entities, in each case, to the extent held by separate legal entities, are carried at their estimated fair value, with changes in fair value recorded in the consolidated statement of income. The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Real estate held for investment is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

Loans
Loans held-to-maturity
Loans which the Group intends to hold until maturity are carried at outstanding principal balances and past due interest, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are generally amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses on loans held-to-maturity
The Allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the Allowance for loan losses are recorded in the consolidated statement of income in Provision for credit losses and in Interest income (for provisions on past due interest).

Many factors can affect the Group’s estimate of the Allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans that have been specifically identified as impaired. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities. Changes in the estimated calculation of losses for lending-related commitments are recorded in the consolidated statement of income in Provision for credit losses.

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

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statement of income. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to noninterest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount, if necessary, and the loan is then written off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and noninterest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.
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

Loans held-for-sale
Loans, which the Group has the intent and ability to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in Other assets.

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only after acquisition if the Group’s estimate of cash to be received decreases below the estimate that existed at the time of acquisition. Increases in the estimated expected recovery is recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.

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

The Group reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment, and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Goodwill is not amortized, rather it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that Goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test.

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized. Beginning January 1, 2006, mortgage servicing rights are included in Unamortized other intangible assets and are carried at fair value, with changes recognized through earnings in the period in which they occur. Prior to this date, mortgage servicing rights were classified as Amortized other intangible assets. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Group evaluates Premises and equipment and Other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded in Other expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in Other assets and Other liabilities, respectively. Income tax expense or benefit is recorded in Income tax expense/(benefit), except to the extent the change relates to transactions recorded directly in Total shareholders’ equity. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

For further information on the accounting for uncertainty in income taxes, which is effective as of January 1, 2007, see note 2 “Recently issued accounting standards – FIN 48.”
Life settlement contracts
Life settlement contracts are initially recognized at the transaction price and are recorded in Trading assets unless the Group elects to apply the investment method. Subsequently, the contracts which are not accounted for under the investment method are carried at fair value.

Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in Other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value in which case an impairment allowance is established such that the carrying value does not exceed fair value.

Other assets
Derivative instruments used for hedging
Derivative instruments are carried at fair value. The fair values of derivative instruments held for hedging are included as Other assets or Other liabilities in the consolidated balance sheets. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in Trading revenues.

Other liabilities
Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in Other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other postretirement benefit plans. The measurement date used by the Group to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimate by Group management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. In countries where no deep market in high-quality corporate bonds exists, the estimate is based on governmental bonds adjusted to include a risk premium reflecting the additional risk for corporate bonds.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs. Salary increases are determined by reviewing external data.
Beginning in 2006, the funded status of the Group’s defined benefit postretirement and pension plans are recognized in the consolidated balance sheet. The previously unrecognized actuarial gains and losses, prior service costs or credits and net transition assets or obligations are recognized in AOCI within Total shareholders’ equity. For further information, see note 2 “Recently issued accounting standards - SFAS 158.”

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Share-based compensation
Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, for shares granted as compensation in relation to the annual bonus that vested immediately upon grant, compensation expense was recognized in the applicable performance year in which the award was earned. For shares granted as retention incentive awards, compensation expense was recognized over the required service period on a straight-line basis. For share awards granted, compensation expense was measured based on the number of shares granted and the market value of the share at the date of grant. No compensation expense was generally recognized for share options because they were granted with an exercise price greater than or equal to the market price at the date of grant.

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

Effective January 1, 2005, the Group early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), “Accounting for Stock-based Compensation” (SFAS 123(R)). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statement of income over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005, that were previously accounted for under APB 25, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis. There would have been no impact on Net income and basic and diluted earnings per share as reported in 2004 if all outstanding awards were accounted for at fair value under SFAS 123.

The Group uses the tax law ordering approach to determine the portion of the total tax expense that relates to windfall tax benefits that are to be recorded in additional paid-in capital. In addition, it elected to use the practical transition option allowed under FASB Staff Position (FSP) No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, in determining the amount of windfall tax benefits recorded in Additional paid-in capital arising on awards that were fully vested prior to the adoption of SFAS 123(R).

Compensation costs for share-based equity awards with only a service condition that affects vesting and that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, upon adoption of SFAS 123(R), recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement. For awards granted to retirement-eligible employees prior to the adoption of SFAS 123(R), the Group’s policy is to record compensation cost over the requisite service period.

Certain employees own nonsubstantive equity interests in the form of carried interests in private equity funds managed by the Group. Expenses recognized under these ownership interests are reflected in the consolidated statement of income in Compensation and benefits.

The Group has certain option plans outstanding, primarily related to 1999 and prior years, which include a cash settlement feature. For those plans, liability award accounting will continue to be applied until settlement of the awards.

Own shares and own bonds
The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as Treasury shares, resulting in a reduction to Total shareholders’ equity. Derivatives on own shares are recorded as assets or liabilities or as equity. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in Total shareholders’ equity are excluded from the consolidated statement of income. Purchases of own bonds are recorded as an extinguishment of debt.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market (LOCOM) are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as Trading assets and Trading liabilities are recorded in Interest and dividend income. See “Loans” above for further information on interest on loans.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period that the related service is provided. Performance-related fees are recognized at the end of the measurement period when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
Recently adopted accounting standards
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FSP No. SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

FIN 46, FIN 46(R) and FIN 46(R)-6
In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46), which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46(R), “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46(R)), to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral under FIN 46(R). As a result of the adoption of FIN 46(R) as of March 31, 2004, the Group consolidated certain private equity funds with third-party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46(R) was reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 7 million. In addition, the Group deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. For further information on VIEs, see note 29 “Transfers and servicing of financial assets.”

In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Group and applied effective July 1, 2006, to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. FSP FIN 46(R)-6 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB Opinion No. 20, “Accounting Changes.” SFAS 154 was effective for the Group as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the consolidated statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods with changes in fair value recognized in the consolidated statement of income. SFAS 156 permits an irrevocable election to apply fair value measurement for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the method in which the economic risks are managed. SFAS 156 is effective on a prospective basis for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 allows a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the consolidated statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized and no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 is effective for fiscal years beginning after June 15, 2006, with early adoption permitted; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in AOCI, including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations at the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. For further information on the impact of initially applying SFAS 158, see note 21 “Accumulated other comprehensive income” and note 26 “Pension and other post-retirement benefits.”

The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.
SAB 108
In September 2006, the US Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 on Quantifying Misstatements (SAB 108). SAB 108 requires registrants to use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides guidance on correcting errors under this approach as well as providing transition guidance on correcting errors that existed prior to application of SAB 108. The guidance in SAB 108 is effective for the first fiscal year ending after November 15, 2006, with early adoption permitted. The adoption of SAB 108 as of December 31, 2006, did not have a material impact on the Group’s financial condition, results of operations or cash flows nor were any prior periods restated.

SOP 03-3
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

In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for the Group as of January 1, 2005. The adoption of SOP 03-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, did not result in a material change to the Group’s financial condition, results of operations or cash flows.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It will affect current practice by eliminating the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. SFAS 157 will also eliminate the use of blockage factors on instruments that trade in an active market by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Group is currently evaluating the impact of adopting SFAS 157.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including An Amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. The Group is currently evaluating the impact of adopting SFAS 159.

3 Business developments and subsequent events
The Group’s significant divestitures and acquisitions for the years ended December 31, 2006 and 2004, are discussed below. There were no significant divestitures or acquisitions related to the banking business in 2005.

Divestitures
Effective December 22, 2006, the Group sold Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. As part of the sale agreement, AXA S.A. agreed to repay approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur at the time of the agreement. The net capital gain of CHF 1,817 million on the sale was recognized at the time of closing. For further information on this divestiture, see note 4 “Discontinued operations.”

In December 2004, the Group agreed to sell its 19.9% stake in the private equity activities of Warburg Pincus, which it acquired in July 1999. The investment was repurchased by Warburg Pincus with effect from January 1, 2005. In connection with this transaction, the Group recorded a pre-tax loss of CHF 157 million, which was comprised of a CHF 32 million loss compared to the carrying value at the time of the sale and a foreign exchange loss of CHF 125 million recognized earlier as a reduction to equity.

For information on contingencies with respect to indemnification provisions provided by the Group, see note 28 “Guarantees and commitments.”
Acquisitions
In the fourth quarter of 2006, the Group signed an agreement to acquire a majority interest in the Brazilian asset manager Hedging-Griffo. Hedging-Griffo is a leading asset management company with a large and well-established client base and also serves high-net-worth individuals through its private banking platform in Brazil. This transaction is expected to close by the middle of 2007, subject to regulatory approval. The Group expects to acquire the remaining interests over a period of five years.

Significant shareholders
The Group was informed through disclosure notifications on September 19 and 20, 2006, that AXA S.A.’s holdings of the Group’s shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights.

Subsequent events
On March 26, 2007, the Group and its Swiss bank subsidiary, Credit Suisse together with its consolidated subsidiaries (the Bank), expect to issue full, unconditional and several guarantees on a subordinated and senior basis, respectively, of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. For further information on the subsidiary guarantees, see note 36 “Supplementary subsidiary guarantee information.”

4 Discontinued operations
On December 22, 2006, the Group completed the sale of Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. In addition, AXA S.A. repaid approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur at the time of the sale agreement. As a result of the completed sale, a net capital gain on the sale of CHF 1,817 million was recognized. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

According to the sale agreement, certain banking and service agreements will continue to exist for a period not to exceed three years. These agreements may be terminated or renewed at any time. The revenues and costs associated with these agreements are insignificant.

The results of operations of the businesses sold are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The consolidated balance sheet as of December 31, 2005, has not been reclassified to reflect the discontinued operations.

The following table summarizes the income from discontinued operations:
Year ended December 31, in CHF m	2006	2005	2004

Total revenues	29,718	30,363	28,371

Total expenses	(28,123)	(28,621)	(27,615)

Income before taxes from discontinued operations	1,595	1,742	756

Net capital gain on disposal of stock	1,817	–	–

Income tax expense	342	432	117

Income from discontinued operations, net of tax	3,070	1,310	639

The following table summarizes the assets, liabilities and accumulated other comprehensive income/(loss) of discontinued operations as of December 22, 2006, the date of sale, which are not included in the consolidated balance sheet as of December 31, 2006:
in CHF m	22.12.06

Assets
Cash and due from banks	4,347

Trading assets	25,402

Investment securities	98,004

Real estate held for investment	8,321

Loans, net of allowance for loan losses	15,856

Assets held for separate accounts	7,321

Other assets	24,440

Total assets of discontinued operations	183,691

Liabilities
Provisions from the insurance business	154,584

Liabilities held for separate accounts	7,321

Other liabilities	12,789

Total liabilities of discontinued operations	174,694

Accumulated other comprehensive income/(loss), net of tax
Gains/(losses) cash flow hedge	(39)

Cumulative translation adjustment	(559)

Unrealized gains/(losses) on securities	285

Minimum pension liability adjustment	(92)

Total accumulated other comprehensive income/(loss) related to discontinued operations	(405)

Provisions from the insurance business were CHF 154,584 million and CHF 145,039 million as of December 22, 2006, and December 31, 2005, respectively. The increase was primarily due to the overall growth of the business and foreign exchange impacts. The major components of Provisions from the insurance business are Provisions for future policyholder benefits and Provisions for unpaid losses and loss adjustment expenses.

The corresponding accounting policies for these major components are outlined below.
Provisions from the insurance business
Provisions for future policyholder benefits
The provisions for future policyholder benefits for participating and other traditional life products are computed using the net level premium method, which represents the present value of future policyholder benefits less the present value of future net premiums. The provisions for future policyholder benefits also include liabilities for non-traditional life products for which the assets cannot be legally segregated.

When the provisions for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Provisions for future policyholder benefits also include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to life products, where the investment risk is borne by the policyholder, annuitization options as well as sales inducements. An additional liability for annuitization benefits is accrued over the period of the contract. Contractually agreed sales inducements to policyholders include persistency bonuses and are recorded as expenses over the period in which the insurance contract must remain in force to qualify for the inducement.

Provisions for unpaid losses and loss adjustment expenses
Losses and loss adjustment expenses (LAE) are recorded as incurred. The provisions are comprised of estimates of the unpaid portion of the reported losses and loss adjustment expenses as well as estimates of the amount of losses incurred but not yet reported.

Certain provisions for unpaid losses and LAE for which the payment pattern and the ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the risk-free rate.

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. Effective January 1, 2006, the Group aligned its organizational structure to its new strategic orientation, which is to focus on banking. As a result of this realignment, the Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking supplies investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management supplies products from the full range of investment classes (money market, fixed-income, equities, balanced and alternative investments) to meet the needs of institutional, government and private clients globally.

In addition to the Group’s operating segments, the Corporate Center performs typical holding company functions for the benefit of the Group as a whole. The Corporate Center balances include expenses for projects sponsored by the Group, and consolidation adjustments. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

The results of operations of the Winterthur segments, which were reported separately in prior years, are reflected in Income from discontinued operations, net of tax for all periods presented. For further information on the sale of Winterthur, see note 4 “Discontinued operations.”

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

Certain administrative, finance and information technology services are managed by a Shared Services function, while certain services (primarily processing) are based within the segments. The Shared Services function is fully allocated to the segments. In addition, supplying segments receive compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically with regard to each individual service.

The aim of the revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues

Year ended December 31, in CHF m	2006	2005	2004

Investment Banking	20,469	15,547	13,741

Private Banking	11,678	10,495	9,952

Asset Management	2,861	2,801	2,548

Corporate Center1)	3,595	1,646	792

Credit Suisse Group	38,603	30,489	27,033

1) Includes minority interest revenues of CHF 3,663 million, CHF 2,074 million and CHF 1,088 million in 2006, 2005 and 2004, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes

Year ended December 31, in CHF m	2006	2005		2004

Investment Banking	5,951	1,599		2,023

Private Banking	4,596	3,966		3,717

Asset Management	508	1,006		816

Corporate Center1)	3,245	830	2)	813

Credit Suisse Group	14,300	7,401		7,369

1) Includes minority interest income of CHF 3,560 million, CHF 2,042 million and CHF 1,072 million in 2006, 2005 and 2004, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income. 2) During 2005, the Group recorded a CHF 630 million charge related to certain share-based compensation-related adjustments in the Corporate Center to reflect the difference between the accounting treatment used for reporting operating segment results and the treatment as per SFAS 123(R).

Total assets

December 31, in CHF m	2006	2005

Investment Banking	1,046,557	957,513

Private Banking	340,741	298,117

Asset Management	20,448	21,572

Corporate Center	(151,790)	61,850	1)

Credit Suisse Group	1,255,956	1,339,052

1) Includes CHF 178.7 billion of assets related to the Winterthur segments, which were reported separately in 2005.

Segment reporting by geographic location
The following tables set forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Net revenues

Year ended December 31, in CHF m	2006	2005	2004

Switzerland	10,426	9,131	8,265

EMEA	9,165	7,347	6,501

Americas	16,344	11,772	10,295

Asia Pacific	2,668	2,239	1,972

Total net revenues	38,603	30,489	27,033

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes

Year ended December 31, in CHF m	2006	2005	2004

Switzerland	4,147	2,855	2,258

EMEA	2,236	1,518	1,445

Americas	7,571	2,786	3,264

Asia Pacific	346	242	402

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	14,300	7,401	7,369

Total assets

December 31, in CHF m	2006	2005

Switzerland	161,064	219,487

EMEA	399,740	471,479

Americas	582,592	537,607

Asia Pacific	112,560	110,479

Total assets	1,255,956	1,339,052

The designation of total assets by region is based upon customer domicile.

6 Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
Year ended December 31, in CHF m	2006	2005	2004

Interest income on loans	7,509	6,091	5,326

Interest income on investment securities	696	517	402

Interest and dividend income on trading assets	17,659	13,794	12,336

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,141	12,684	6,737

Other	5,264	3,030	1,511

Total interest and dividend income	50,269	36,116	26,312

Interest expense on deposits	(12,396)	(7,520)	(4,035)

Interest expense on short-term borrowings	(630)	(355)	(245)

Interest expense on trading liabilities	(6,606)	(4,845)	(5,255)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,878)	(11,674)	(5,888)

Interest expense on long-term debt	(4,471)	(3,957)	(2,903)

Other	(1,722)	(847)	(470)

Total interest expense	(43,703)	(29,198)	(18,796)

Net interest income	6,566	6,918	7,516

7 Trading activities
The following table sets forth the details of trading-related revenues:
Year ended December 31, in CHF m	2006	2005	2004

Trading revenues	9,428	5,634	3,675

Interest and dividend income on trading assets	17,659	13,794	12,336

Interest expense on trading liabilities	(6,606)	(4,845)	(5,255)

Trading interest income, net	11,053	8,949	7,081

Total trading-related revenues	20,481	14,583	10,756

The following table summarizes the details of trading assets and liabilities:
December 31, in CHF m	2006	2005

Trading assets
Debt securities	214,276	198,815

Equity securities1)	149,684	156,559

Derivative instruments	58,152	55,192

Other	28,668	24,684

Total trading assets	450,780	435,250

Trading liabilities
Short positions	139,786	137,618

Derivative instruments	58,636	56,607

Total trading liabilities	198,422	194,225

1) Includes convertible bonds.

8 Noninterest revenues and expenses
The following table sets forth the details of commissions and fees:
Year ended December 31, in CHF m	2006	2005	2004

Commissions from lending business	1,602	1,162	1,029

Investment and portfolio management fees	5,241	4,579	4,479

Commissions for other securities business	212	179	166

Commissions and fees from fiduciary activities	5,453	4,758	4,645

Underwriting fees	2,755	2,522	2,493

Brokerage fees	5,129	3,634	3,364

Commissions, brokerage, securities underwriting and other securities activities	7,884	6,156	5,857

Fees for other customer services	2,708	2,247	1,792

Commissions and fees	17,647	14,323	13,323

The following table sets forth the details of other revenues:
Year ended December 31, in CHF m	2006	2005	2004

Gains/(losses) from loans held-for-sale	31	62	(27)

Gains/(losses) from long-lived assets held-for-sale	22	35	60

Income/(loss) from equity method investments	124	286	169

Gains/(losses) from other investments1)	4,475	2,919	1,947

Other	310	312	370

Other revenues	4,962	3,614	2,519

1) Primarily non-marketable equity securities of which the majority is related to the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

The following table sets forth the details of compensation and benefits:
Year ended December 31, in CHF m	2006	2005	2004

Salaries and bonuses	14,005	12,518	10,753

Social security	892	713	740

Other	800	743	458

Compensation and benefits	15,697	13,974	11,951

The following table sets forth the details of other expenses:
Year ended December 31, in CHF m	2006	2005	2004

Occupancy expenses	888	836	834

IT, machinery, etc.	525	521	504

Depreciation expenses	831	869	1,026

Amortization and impairment of other intangible assets	183	97	56

Provisions and losses1)	(199)	1,332	278

Commission expenses	2,272	1,880	1,714

Travel and entertainment	632	564	481

Professional services	2,219	1,974	1,666

Other	1,366	1,185	1,071

Other expenses	8,717	9,258	7,630

1) Includes provisions for litigation in 2005 and credits for insurance settlements for litigation and related costs in 2006.

9 Securities borrowed, lent and subject to repurchase agreements
The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:
December 31, in CHF m	2006	2005

Central bank funds sold and securities purchased under resale agreements	171,211	208,461

Deposits paid for securities borrowed	147,837	143,820

Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	319,048	352,281

The following table summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:
December 31, in CHF m	2006	2005

Central bank funds purchased and securities sold under agreements to repurchase	244,544	268,226

Deposits received for securities lent	43,900	41,577

Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	288,444	309,803

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn Net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and have terms ranging from overnight to a longer or unspecified period of time. The Group monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Group requests additional securities or the return of a portion of the cash disbursed in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested in response to an increase in the market value of securities sold under repurchase agreements.

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

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2006 and 2005.

10 Investment securities
The following tables summarize the details of debt and equity investment securities:
December 31, in CHF m	2006	2005

Debt securities held-to-maturity	773	12,097

Securities available-for-sale	20,621	109,468

Total investment securities1)	21,394	121,565

1) Decrease is related to the sale of Winterthur.

December 31, 2006, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	744	1	0	745

Other	29	0	0	29

Debt securities held-to-maturity	773	1	0	774

Debt securities issued by the Swiss federal, cantonal or local governmental entities	316	4	0	320

Debt securities issued by foreign governments	18,960	9	592	18,377

Corporate debt securities	983	2	1	984

Other	666	12	1	677

Debt securities available-for-sale	20,925	27	594	20,358

Equity securities available-for-sale	202	61	0	263

Securities available-for-sale	21,127	88	594	20,621

December 31, 2005, in CHF m	Amortized cost	1)	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by the Swiss federal, cantonal or local governmental entities	7,039		458	4	7,493

Debt securities issued by foreign governments	2,040		3	1	2,042

Corporate debt securities	939		5	0	944

Other	2,079		15	2	2,092

Debt securities held-to-maturity	12,097		481	7	12,571

Debt securities issued by the Swiss federal, cantonal or local governmental entities	5,074		523	0	5,597

Debt securities issued by foreign governments	39,848		1,203	218	40,833

Corporate debt securities	39,493		1,217	285	40,425

Other	12,967		611	45	13,533

Debt securities available-for-sale	97,382		3,554	548	100,388

Public utilities	192		33	0	225

Banks, trusts and insurance companies	1,887		316	10	2,193

Industrial and all other	5,837		861	36	6,662

Equity securities available-for-sale	7,916		1,210	46	9,080

Securities available-for-sale	105,298		4,764	594	109,468

1) Includes an increase of CHF 262 million to amortized cost due to hedge accounting basis adjustments related to Winterthur.

The following tables set forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:
	Less than 12 months		12 months or more		Total

December 31, 2006, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by foreign governments	1,411	4	16,450	588	17,861	592

Corporate debt securities	212	1	5	0	217	1

Other	430	1	0	0	430	1

Debt securities available-for-sale	2,053	6	16,455	588	18,508	594

Securities available-for-sale	2,053	6	16,455	588	18,508	594

	Less than 12 months		12 months or more		Total

December 31, 2005, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	0	662	4	662	4

Debt securities issued by foreign governments	1,433	1	3	0	1,436	1

Other	0	0	926	2	926	2

Debt securities held-to-maturity	1,433	1	1,591	6	3,024	7

Debt securities issued by foreign governments	18,021	166	2,259	52	20,280	218

Corporate debt securities	7,595	231	1,005	54	8,600	285

Other	2,165	37	140	8	2,305	45

Debt securities available-for-sale	27,781	434	3,404	114	31,185	548

Equity securities available-for-sale	1,247	46	0	0	1,247	46

Securities available-for-sale	29,028	480	3,404	114	32,432	594

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Group has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost. The unrealized losses on investments in equity securities are primarily attributable to market fluctuations rather than to specific adverse conditions. Thus, no impairment charges were recorded on equity securities.

The following table sets forth the proceeds from sales, realized gains and realized losses from available-for-sale debt and equity securities:
	Debt securities			Equity securities

Year ended December 31, in CHF m	2006	2005	2004	2006	2005	2004

Proceeds from sales	1,248	383	690	8	30	638

Realized gains	70	22	43	2	14	28

Realized losses	(79)	(11)	(63)	0	(29)	(4)

The following table sets forth the amortized cost, fair value and average yield of debt securities classified as held-to-maturity and available-for-sale:
	Debt securities held-to-maturity			Debt securities available-for-sale

December 31, 2006, in CHF m	Amortized cost	Fair value	Average yield	Amortized cost	Fair value	Average yield

Due within 1 year	503	503	1.33%	3,601	3,607	2.58%

Due from 1 to 5 years	270	271	3.96%	7,074	6,876	2.62%

Due from 5 to 10 years	0	0	–	10,149	9,775	3.20%

Due after 10 years	0	0	–	101	100	2.80%

Total debt securities	773	774	2.25%	20,925	20,358	2.90%

11 Other investments
The following table summarizes details of other investments:
December 31, in CHF m	2006	2005

Equity method investments	1,401	1,579

Non-marketable equity securities1)	18,574	9,930

Real estate held for investment	448	9,227

Life settlement contracts on investment method	55	0

Total other investments	20,478	20,736

1) Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of the AICPA Audit and Accounting Guide: Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are subject to regulation as broker-dealers.

There were no significant non-marketable equity securities which have been in a continuous unrealized loss position.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2005 and 2004, impairment charges of CHF 20 million and CHF 6 million, respectively, were recorded and are included in Other revenues in the consolidated statements of income. There were no impairment charges in 2006.

The decrease in Real estate held for investment from 2005 to 2006 is due primarily to the sale of Winterthur. For further information on this divestiture, see note 4 “Discontinued operations.” The accumulated depreciation related to Real estate held for investment amounted to CHF 400 million and CHF 1,659 million for 2006 and 2005, respectively.

12 Loans
The following table sets forth the details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m	2006	2005

Banks	24	1,801

Commercial	44,253	43,972

Consumer	82,133	81,388

Public authorities	1,263	3,481

Lease financings	3,360	2,979

Switzerland	131,033	133,621

Banks	8,940	8,555

Commercial	55,424	46,110

Consumer	13,073	18,398

Public authorities	905	1,026

Lease financings	228	138

Foreign	78,570	74,227

Loans, gross	209,603	207,848

Deferred expenses, net	8	64

Allowance for loan losses	(1,484)	(2,241)

Total loans, net	208,127	205,671

The following table sets forth the movements in the allowance for loan losses:
in CHF m	2006	2005	2004

Balance January 1	2,241	3,038	4,646

Discontinued operations/change in scope of consolidation	(51)	0	(24)

Net additions/(releases) charged to the consolidated statement of income	(128)	(134)	79

Gross write-offs	(731)	(967)	(1,781)

Recoveries	141	136	58

Net write-offs	(590)	(831)	(1,723)

Provisions for interest	48	67	92

Foreign currency translation impact and other adjustments, net	(36)	101	(32)

Balance December 31	1,484	2,241	3,038

Prior years are not adjusted for discontinued operations.

The following table sets forth details of the provision for credit losses charged to the consolidated statement of income:
Year ended December 31, in CHF m	2006	2005	2004

Allowance for loan losses	(128)	(134)	79

Discontinued operations	0	(5)	5

Provision for lending-related off-balance sheet exposures and others	17	(5)	(1)

Total provision for credit losses	(111)	(144)	83

The following table sets forth the details of impaired loans, with and without a specific allowance. A loan is considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
December 31, in CHF m	2006	2005

With a specific allowance	1,802	2,803

Without a specific allowance	329	516

Total impaired loans, gross	2,131	3,319

Specific allowance for impaired loans1)	1,091	1,847

1) Included in the allowances for loan losses.

As of December 31, 2006 and 2005, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
The following table sets forth additional loan information:
Year ended December 31, in CHF m	2006	2005	2004

Average balance of impaired loans	2,370	3,828	5,465

Interest income which was recognized	25	29	23

Interest income recognized on a cash basis	36	47	64

Net gains/(losses) on the sale of loans	31	62	18

Total non-performing loans	1,592	2,168	3,052

13 Premises and equipment
The following table sets forth the details of premises and equipment:
December 31, in CHF m	2006	2005

Buildings and improvements	3,904	5,313

Land	934	1,329

Leasehold improvements	1,739	1,686

Software	1,946	2,205

Equipment	3,393	4,328

Premises and equipment	11,916	14,861

Accumulated depreciation	(5,926)	(7,434)

Total premises and equipment, net	5,990	7,427

The carrying value of the Group’s premises and equipment is tested for impairment on a regular basis. This revaluation process identified certain premises and equipment to be written down to their fair values, establishing a new cost base. No significant impairment charges were recorded in 2006 and 2005. Impairment charges of CHF 35 million were recorded in 2004.

14 Goodwill
The following table sets forth the movements of goodwill by operating segment:
in CHF m	Investment Banking	Private Banking	Asset Management	Other	Credit Suisse Group

Balance December 31, 2004	7,290	723	2,235	1,316	11,564

Goodwill acquired during the year	4	42	11	3	60

Other1)	952	28	321	7	1,308

Balance December 31, 2005	8,246	793	2,567	1,326	12,932

Goodwill acquired during the year	52	1	0	0	53

Discontinued operations	0	0	0	(1,326)	(1,326)

Other1)	(489)	(3)	(144)	0	(636)

Balance December 31, 2006	7,809	791	2,423	0	11,023

Prior years are not adjusted for discontinued operations.
1) Primarily due to foreign currency translation impact on non-CHF-denominated goodwill.

As a result of the integrated global bank reorganization on January 1, 2006, Goodwill was reallocated to the new operating segments. The decrease in Goodwill in 2006, which is included in Discontinued operations, is due to the sale of Winterthur. For further information on this divestiture, see note 4 “Discontinued operations.” The remaining decrease in Goodwill in 2006 and the increase in Goodwill in 2005 were caused primarily by foreign exchange fluctuations in Goodwill denominated in US dollars.

15 Other intangible assets
The following table sets forth the details of other intangible assets:
	2006			2005

December 31, in CHF m	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Amortized other intangible assets
Present value of future profits1)	–	–	–	4,914	(2,319)	2,595

Tradenames/trademarks	33	(24)	9	36	(25)	11

Client relationships	388	(217)	171	556	(192)	364

Other	122	(115)	7	161	(138)	23

Total amortized other intangible assets	543	(356)	187	5,667	(2,674)	2,993

Unamortized other intangible assets	289	–	289	98	–	98

Total other intangible assets	832	(356)	476	5,765	(2,674)	3,091

1) Decrease is related to the sale of Winterthur.

In connection with the realignment of the Asset Management segment in 2006 and the termination of three distribution management clients, the Group determined that the carrying value of Client relationships exceeded their expected future cash flows. Thus, an impairment charge of CHF 139 million was recorded for the year ended December 31, 2006.

As a result of its annual valuation analysis performed on Other intangible assets in 2005, the Group determined that the carrying value of a trademark, used in the Asset Management segment’s private equity business, exceeded the expected future cash flows. As such, the Group recorded an impairment charge of CHF 13 million for the year ended December 31, 2005.

In connection with its adoption of SFAS 156 as of January 1, 2006, the Group reclassified mortgage servicing rights into Unamortized other intangible assets. As of December 31, 2006, the fair value of mortgage servicing rights was CHF 181 million.

The aggregate amortization expenses for 2006, 2005 and 2004 were CHF 44 million, CHF 442 million and CHF 375 million, respectively. Prior year amortization expense is not adjusted for discontinued operations.

The following table sets forth the estimated amortization expenses for other intangible assets existing as of December 31, 2006, for the next five years:
in CHF m

2007	38

2008	33

2009	27

2010	22

2011	15

16 Life settlement contracts
The following table sets forth the expected realization dates for life settlement contracts accounted for under the fair value method and the investment method:
December 31, 2006	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method
Number of contracts	72	213	351	248	191	3,462	4,537

Carrying value, in CHF m	3	10	21	15	9	258	316

Face value, in CHF m	3	11	23	16	11	613	677

Investment method
Number of contracts	–	–	–	–	–	5	5

Carrying value, in CHF m	–	–	–	–	–	55	55

Face value, in CHF m	–	–	–	–	–	102	102

Realized gains on life settlement contracts accounted for under the fair value method amounted to CHF 113 million. On contracts that were held as of December 31, 2006, an unrealized gain of CHF 21 million was recognized.

The anticipated life insurance premiums to be paid for those contracts accounted for under the investment method as of December 31, 2006, amounts to annual payments of CHF 0.8 million for each of the next five years.

Central for the calculation of fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

17 Other assets
The following table sets forth the details of other assets:
December 31, in CHF m	2006	2005

Cash collateral on derivative instruments	14,917	14,175

Derivative instruments used for hedging	2,220	3,628

Brokerage receivables	49,223	36,102

Assets held-for-sale	53,346	21,388

of which loans	53,178	21,210

of which real estate	168	178

Interest and fees receivable	8,817	9,886

Deferred tax assets	5,317	5,935

Prepaid expenses	477	635

Assets related to insurance-specific line items1)	–	11,198

Assets of discontinued operations held-for-sale	–	1,378

Assets held for separate accounts	9,295	11,875

Other	5,475	6,229

Total other assets	149,087	122,429

1) Winterthur related line items which were previously disclosed separately comprised of net premiums and insurance balances receivable (CHF 6,029 million), reinsurance recoverables (CHF 1,229 million) and net deferred policy acquisition costs (CHF 3,940 million) as of December 31, 2005.

As of December 31, 2006, the Group held CHF 53.2 billion of loans held-for-sale, which included CHF 14.3 billion in restricted loans, which represented collateral on secured borrowings, and CHF 4.7 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales.

The Group acquired certain loans during 2006 for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable at acquisition that all contractually required payments would not be collected. Those loans are held-for-sale and accounted for at LOCOM, consistent with other loans held-for-sale. No yield adjustment is recorded for the anticipated receipt of excess cash flows over the acquisition amount as the Group cannot reasonably estimate the cash flows which ultimately may be collected. At acquisition date, these loans amounted to CHF 981 million with remaining contractually required payments of CHF 1,244 million. As of December 31, 2006, the carrying amount of purchased impaired loans was CHF 470 million.

18 Deposits
The following table sets forth the details of domestic (Switzerland) and Foreign deposits:
	2006			2005

December 31, in CHF m	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Noninterest-bearing demand deposits	9,066	951	10,017	8,557	844	9,401

Interest-bearing demand deposits	47,275	21,124	68,399	50,087	13,971	64,058

Savings deposits	42,070	24	42,094	44,898	25	44,923

Time deposits	53,464	214,404	267,868	49,326	196,530	245,856

Total deposits	151,875	236,503	388,378	152,868	211,370	364,238

The designation of deposits in Switzerland versus Foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2006 and 2005, CHF 187 million and CHF 251 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2006 and 2005, the Group had CHF 266.0 billion and CHF 244.3 billion, respectively, of individual Time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

19 Long-term debt
The following table sets forth the amount of senior and subordinated long-term debt:
December 31, in CHF m	2006	2005

Senior debt	129,919	115,413

Subordinated debt	17,913	17,562

Total long-term debt	147,832	132,975

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

The following table sets forth maturities and interest rates for senior and subordinated debt:
December 31, in CHF m	2007	2008	2009	2010	2011	Thereafter	Total 2006

Parent company
Senior debt
Fixed rate	999	498	497	0	0	1,787	3,781

Interest rates (range in %)	4.0	3.5	3.5	–	–	3.1-7.3	–

Subordinated debt
Fixed rate	174	0	0	1,399	643	3,892	6,108

Interest rates (range in %)	3.5	–	–	6.5-8.0	6.9	3.2-8.5	–

Subtotal - Parent company	1,173	498	497	1,399	643	5,679	9,889

Subsidiaries
Senior debt
Fixed rate	11,384	12,261	11,489	6,132	9,196	19,387	69,849

Variable rate	6,204	13,481	13,071	6,969	7,393	9,171	56,289

Interest rates (range in %)	0-20.0	0-23.7	0-12.5	0-19.2	0-18.4	0-20.0	–

Subordinated debt
Fixed rate	1,803	841	2,261	1,113	587	3,713	10,318

Variable rate	575	175	0	0	0	737	1,487

Interest rates (range in %)	0-15.1	0-6.1	0-8.3	0-8.3	0-4.4	0-10.3	–

Subtotal - Subsidiaries	19,966	26,758	26,821	14,214	17,176	33,008	137,943

Total long-term debt	21,139	27,256	27,318	15,613	17,819	38,687	147,832

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by a finance subsidiary. The Group expects to amend its shelf registration statement at the end of March 2007 to add the Bank as an issuer of non-convertible debt securities. For further information on the subsidiary guarantees, see note 36 “Supplementary subsidiary guarantee information.”

In May 2006, the Group established a Euro medium-term note program, that allows it and its finance subsidiaries (guaranteed by the Group) to issue notes denominated in any currency up to EUR 10 billion.

In June 2006, Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, filed with the Kanto Local Finance Bureau a Yen 500 billion shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

Credit Suisse Group Finance (Guernsey) Limited and Credit Suisse Group Finance (Luxembourg) S.A. (collectively, the “Finance Subsidiaries”) are 100% owned finance subsidiaries of the Group. In 2005, the Group guaranteed the securities previously issued by the Finance Subsidiaries and will fully and unconditionally guarantee any securities issued by the Finance Subsidiaries pursuant to its SEC registration statement. There are no significant restrictions on the ability of the Group to obtain funds from its subsidiaries by dividends or loans.

20 Other liabilities
The following table sets forth the details of other liabilities:
December 31, in CHF m	2006	2005

Cash collateral on derivative instruments	24,283	18,489

Derivative instruments used for hedging	970	2,332

Brokerage payables	33,185	23,068

Provisions1)	2,104	2,595

Restructuring liabilities	3	20

Interest and fees payable	29,256	13,940

Current tax liabilities	2,971	3,260

Deferred tax liabilities	779	1,935

Liabilities related to the insurance business	–	6,520

Liabilities of discontinued operations held-for-sale	–	1,330

Liabilities held for separate accounts	9,295	11,875

Other	17,189	14,021

Total other liabilities	120,035	99,385

1) Includes provisions for off-balance sheet risk of CHF 140 million and CHF 130 million as of December 31, 2006 and 2005, respectively.

21 Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) on cash flow hedges	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumulated other com- prehensive income/ (loss)

Balance December 31, 2003	3	(3,086)	1,141	(577)	–	–	(2,519)

Increase/(decrease)	20	(1,062)	384	(243)	–	–	(901)

Reclassification adjustments, included in net income	4	150	(457)	0	–	–	(303)

Balance December 31, 2004	27	(3,998)	1,068	(820)	–	–	(3,723)

Increase/(decrease)	40	1,511	539	178	–	–	2,268

Reclassification adjustments, included in net income	10	(10)	(451)	0	–	–	(451)

Balance December 31, 2005	77	(2,497)	1,156	(642)	–	–	(1,906)

Increase/(decrease)	(115)	(832)	(528)	101	–	–	(1,374)

Decrease due to equity method investments	(40)	–	–	–	–	–	(40)

Reclassification adjustments, included in net income1)	36	451	(514)	92	–	–	65

Adoption of SFAS 158, net of tax	–	–	–	449	(2,110)	(117)	(1,778)

Balance December 31, 2006	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

1) Reflects primarily the sale of Winterthur.

22 Earnings per share
The following table sets forth the details of the calculation of earnings per share (EPS):
Year ended December 31, in CHF m	2006	2005	2004

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	8,281	4,526	4,996

Income from discontinued operations, net of tax	3,070	1,310	639

Extraordinary items, net of tax	(24)	0	0

Cumulative effect of accounting changes, net of tax	0	14	(7)

Net income - as reported	11,327	5,850	5,628

Net income available for common shares for basic EPS1)	11,327	5,759	5,455

Net income available for common shares for diluted EPS2)	11,327	5,950	5,744

Weighted-average common shares outstanding for basic EPS, in m	1,099.9	1,114.6	1,136.1

Effect of dilutive securities
Convertible securities	–	32.9	40.4

Share options and warrants	14.2	10.3	8.0

Share awards	38.2	27.9	24.9

Adjusted weighted-average common shares for diluted EPS3)	1,152.3	1,185.7	1,209.4

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7.53	3.98	4.25

Income from discontinued operations, net of tax	2.79	1.18	0.56

Extraordinary items, net of tax	(0.02)	0.00	0.00

Cumulative effect of accounting changes, net of tax	0.00	0.01	(0.01)

Net income available for common shares	10.30	5.17	4.80

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7.19	3.90	4.23

Income from discontinued operations, net of tax	2.66	1.11	0.53

Extraordinary items, net of tax	(0.02)	0.00	0.00

Cumulative effect of accounting changes, net of tax	0.00	0.01	(0.01)

Net income available for common shares	9.83	5.02	4.75

1) The allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the basic earnings per share calculation. 2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive. 3) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted EPS calculation above), but could potentially dilute earnings per share in the future, were 38.0 million, 56.0 million and 39.2 million for 2006, 2005 and 2004, respectively.

23 Income taxes
The following table sets forth the details of the income from continuing operations before taxes in Switzerland and foreign countries:
Year ended December 31, in CHF m	2006	2005	2004

Switzerland	4,147	2,855	2,258

Foreign	10,153	4,546	5,111

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	14,300	7,401	7,369

The following table sets forth the details of current and deferred taxes:
Year ended December 31, in CHF m	2006	2005	2004

Switzerland	736	790	665

Foreign	1,007	719	853

Current income tax expense	1,743	1,509	1,518

Switzerland	131	16	86

Foreign	515	(598)	(311)

Deferred income tax expense/(benefit)	646	(582)	(225)

Income tax expense	2,389	927	1,293

Income tax expense on discontinued operations	342	432	117

Income tax expense/(benefit) on cumulative effect of accounting changes	–	6	0

Income tax expense/(benefit) reported in shareholders' equity related to:
Cumulative translation adjustment	(56)	47	(60)

Unrealized gains/(losses) on securities	22	44	33

Minimum pension liability adjustment	67	(24)	(41)

Actuarial gains/(losses)	(537)	–	–

Net prior service (cost)/credit	(31)	–	–

Gains/(losses) on cash flow hedges	(4)	18	1

Cumulative effect of accounting changes	(3)	–	–

Share-based compensation and treasury shares	(273)	(2)	(166)

The following table is a reconciliation of taxes computed at the Swiss statutory rate:
Year ended December 31, in CHF m	2006	2005	2004

Income tax expense computed at the statutory tax rate of 22% (2004: 25%)1)	3,146	1,628	1,842

Increase/(decrease) in income taxes resulting from:
Foreign tax rate differential	313	(157)	(75)

Non-deductible amortization of intangible assets and goodwill impairment	59	23	11

Other non-deductible expenses	312	237	136

Additional taxable income	335	288	223

Lower taxed income	(801)	(509)	(681)

Income taxable to minority interests	(783)	(449)	(268)

Changes in tax law and rates	3	(1)	(16)

Changes in deferred tax valuation allowance2)	(35)	(244)	296

Other3)	(160)	111	(175)

Income tax expense	2,389	927	1,293

1) In 2005, following changes in the Zurich cantonal tax law, the statutory tax rate applicable to the Group decreased to 22%. 2) In 2006 and 2005 there was a tax benefit of CHF 115 million and CHF 325 million, respectively, resulting from the release of valuation allowances on deferred tax assets on net operating loss carry-forwards, offset by additions. 3) Included in 2006, 2005 and 2004 is an amount of CHF 109 million, CHF 131 million and CHF 213 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2005 also included a charge of CHF 146 million relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowances on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2006, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 11.4 billion. No deferred tax was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The following table sets forth the details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:
December 31, in CHF m	2006	2005

Employment compensation and benefits	2,532	1,781

Loans	184	146

Investment securities	68	574

Provisions	1,006	1,323

Derivatives	151	248

Real estate	83	163

NOL carry-forwards	2,000	3,770

Other	307	561

Tax assets related to specific insurance line items1)	–	3,107

Gross deferred tax asset before valuation allowance	6,331	11,673

Less valuation allowance	(728)	(1,225)

Gross deferred tax assets net of valuation allowance	5,603	10,448

Employment compensation and benefits	(323)	(378)

Loans	(58)	(71)

Investment securities	(46)	(1,768)

Business combinations	(211)	(356)

Derivatives	(110)	(30)

Software capitalization	0	(23)

Leasing	(189)	(127)

Real estate	(92)	(257)

Other	(36)	(318)

Tax liabilities related to specific insurance line items2)	–	(3,120)

Gross deferred tax liabilities	(1,065)	(6,448)

Net deferred tax assets	4,538	4,000

1) Winterthur related line items, which were previously disclosed separately, comprised of insurance technical provisions (CHF 1,883 million), adjustment for unrealized gains/(losses) on available-for-sale securities from the insurance business (CHF 1,210 million) and deferred policy acquisition costs (CHF 14 million) as of December 31, 2005. 2) Winterthur related line items, which were previously disclosed separately, comprised of insurance technical provisions (CHF 609 million), other insurance-related assets (CHF 461 million), present value of future profits (CHF 868 million) and deferred policy acquisition costs (CHF 1,182 million) as of December 31, 2005.

The following table sets forth the amounts and expiration dates of net operating loss (NOL) carry-forwards:
December 31, 2006, in CHF m	Total

Due to expire within 1 year	50

Due to expire within 2 to 5 years	413

Due to expire within 6 to 10 years	219

Due to expire through to 2026	3,967

Amount due to expire	4,649

Amount not due to expire	1,345

Total net operating loss carry-forwards	5,994

The following table sets forth the movements in the valuation allowance:
in CHF m	2006	2005	2004

Balance January 1	1,225	1,543	1,653

Discontinued operations	(326)	0	0

Net changes	(171)	(318)	(110)

Balance December 31	728	1,225	1,543

Prior years not adjusted for discontinued operations.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible and tax loss carry-forwards are realizable, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

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

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of income was CHF 518 million, CHF 683 million and CHF 276 million in 2006, 2005 and 2004, respectively. For further information on share-based compensation, see note 24 "Employee share-based compensation and other benefits."

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholders' equity as Additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. The Group realized windfall tax benefits of CHF 252 million, CHF 46 million and CHF 143 million in 2006, 2005 and 2004, respectively, upon settlement of share-based compensation. However, windfall deductions of CHF 567 million relating to share-based compensation in 2005 did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, CHF 198 million tax benefit will be recorded in Additional paid-in capital.

24 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the consolidated statements of income in Compensation and benefits was CHF 1,646 million, CHF 2,181 million and CHF 891 million for 2006, 2005 and 2004, respectively. The decrease in 2006 versus 2005 was due to the introduction of a two year minimum service period for the 2006 grants to retirement-eligible employees and the recognition of less expense in 2006 as a result of the acceleration in vesting of share-based awards granted in 2005. The increase in 2005 was primarily caused by the recognition of expense for shared-based compensation to employees eligible for early retirement and the initial recognition of expense for Performance Incentive Plan (PIP) units granted in January 2005. As of December 31, 2006, the total estimated unrecognized compensation expense of CHF 1,808 million related to non-vested share-based compensation will be recognized over the remaining weighted-average requisite service period of 1.5 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. In 2006, the Group delivered approximately 20.1 million shares to employees. The Group expects to repurchase approximately 28 million shares during 2007 in connection with its share-based compensation.

Fair value assumptions for share-based compensation
In estimating the fair value for shared-based compensation, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available at the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Credit Suisse Group shares, the historical volatility and dividend yield of the Group’s stock and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

The following table illustrates the significant assumptions used to estimate the fair value of share options and Performance Incentive Plan:
December 31	2006	2005	2004

Expected volatility, in %1)	24.80	29.00	41.94

Expected dividend yield, in %1)	3.24	3.03	2.29

Expected risk-free interest rate, in %	2.36	1.86	2.01

Expected term, in years	5	5	5

1) Due to current and changing market conditions, the Group refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

Shares
The Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, the Group introduced the Incentive Share Unit (ISU) share-based plan described below to replace the phantom share and LPA awards granted in prior years.

Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

LPAs vest in full on the third anniversary of the grant date and either convert to Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. These special awards may contain vesting depending on the terms of employment.
The compensation expense recognized in 2006 related to shares awarded under phantom share, LPA and special awards was CHF 1,184 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2006, was CHF 1,113 million.

The following table presents the share award activities during the periods indicated:
	2006		2005		2004

	Number of share awards in m	Weighted- average grant-date fair value in CHF	Number of share awards in m	Weighted- average grant-date fair value in CHF	Number of share awards in m	Weighted- average grant-date fair value in CHF

Outstanding January 1	47.2	47.89	76.5	47.44	82.2	50.77

Granted	26.3	72.42	23.4	49.42	36.6	47.09

Settled	(19.4)	46.42	(47.0)	48.40	(36.5)	54.79

Forfeited	(3.2)	55.58	(5.7)	43.89	(5.8)	46.24

Outstanding December 31	50.9	60.65	47.2	47.89	76.5	47.44

of which vested	2.8	–	4.0	–	21.9	0.00

of which unvested	48.1	–	43.2	–	54.6	0.00

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

The weighted-average fair value of options granted during 2006, 2005 and 2004 was CHF 12.12, CHF 9.50 and CHF 14.62, respectively. As of December 31, 2006, the aggregate intrinsic value of options outstanding was CHF 1,256 million and the weighted-average remaining contractual term was 4.5 years. As of December 31, 2006, the aggregate intrinsic value of options exercisable was CHF 1,104 million and the weighted-average remaining contractual term was 4.4 years. As of the exercise date, the total intrinsic value of options exercised during 2006, 2005 and 2004 was CHF 235 million, CHF 141 million and CHF 97 million, respectively. Cash received from option exercises during 2006, 2005 and 2004 was CHF 330 million, CHF 196 million and CHF 83 million, respectively.

As of December 31, 2006, there were 3.5 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 67.11 and a weighted-average remaining contractual term of 2.7 years. During 2006 there were no exercises or forfeitures of options with a cash settlement feature and 0.6 million of these options were settled for CHF 13.5 million in cash.

The following table presents the share option activities during the periods indicated:
	2006		2005		2004

	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF

Outstanding January 1	57.7	57.48	64.8	55.01	69.5	53.07

Granted	0.1	71.60	0.1	48.05	0.4	46.05

Exercised	(7.5)	44.44	(6.2)	31.93	(3.9)	20.74

Settled	(0.6)	59.34	(0.1)	65.88	–	–

Forfeited	(0.6)	51.55	(0.6)	50.03	(1.1)	51.79

Expired	(0.1)	17.65	(0.3)	57.09	(0.1)	72.50

Outstanding December 31	49.0	59.64	57.7	57.48	64.8	55.01

Exercisable December 31	44.1	60.24	53.9	58.60	43.9	61.74

Performance Incentive Plan (PIP)
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted performance incentive plan units (“PIP units”) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (“performance conditions”); and ii) share price performance compared to predefined targets and share price performance relative to peers (“market conditions”). The performance conditions will determine the multiplier, ranging between zero and three for the final number of PIP units. The market conditions will determine the number of shares that each PIP unit will convert into at settlement date. This will range between zero and three shares for PIP I and zero and two shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine shares and the PIP II units granted in 2006 will ultimately settle for between zero and six shares.

The achievement of the share price targets and relative share price performance for PIP I is measured based on the Group’s average share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 30 and a maximum of three shares at a share price of CHF 90 or higher. The achievement of the share price targets and relative share price performance for the PIP II is measured based on the Group’s average share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 47 and a maximum of two shares at a share price of CHF 160 or higher.

Compensation expense for employees who are eligible for retirement at the grant date, or who become eligible for retirement during the scheduled vesting period, is determined by taking the number of PIP units expected to vest multiplied by their grant date fair value. The fair values of the PIP I and PIP II units granted to these employees were CHF 83.75 and CHF 145.36, respectively. These fair values were determined taking into account the estimated outcome of both the performance and market conditions, are fixed at the grant date, and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified.

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance condition as of December 31, 2006, the compensation expense reflects a conversion of each initial PIP I and PIP II award into 3.0 PIP units at the end of the vesting period. However, these estimates depend upon the market environment and the Group’s financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized during 2006 related to PIP I and PIP II was CHF 462 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2006, is CHF 695 million. None of the PIP units were convertible as of December 31, 2006.

The following table presents the Performance Incentive Plan activities for the period indicated:
	PIP II Number of share awards in m	PIP I Number of share awards in m

Outstanding December 31, 2004	–	–

Granted	–	14.1

Forfeited	–	(1.3)
Outstanding December 31, 2005	–	12.8
Granted	6.5	–

Settled	–	(0.1)

Forfeited	(0.2)	(0.3)
Outstanding December 31, 2006	6.3	12.4

Credit Suisse Incentive Share Unit (ISU)
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU.

For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside which will be determined by the monthly average Credit Suisse Group share price over the three year period following grant. The final value of each ISU is paid in registered shares of Credit Suisse Group. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (i.e., three years), however, holders will always receive at least one Credit Suisse Group share per ISU. The total payout for each ISU is subject to a cap of three times the value of a Credit Suisse Group share at grant date (CHF 86.24 per share), which is reached at an average share price of CHF 132.

Each ISU will vest at a rate of one third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component. Shares will be delivered for vested ISUs within 120 days of each vesting date. Settlement of ISUs is subject to continued employment at the Group and certain retirement arrangements.

The recognition of accounting expense for the 26.7 million ISUs granted on January 23, 2007, began in 2007 and thus had no impact on the 2006 consolidated financial statements. The fair value of the ISU base component of CHF 87.30 was based on the closing price of a Credit Suisse Group share on the grant date. The fair value of the ISU leverage component of CHF 20.85 was based on a valuation using an expected volatility of 22.95%, an expected dividend yield of 2.4%, an expected risk-free interest rate of 2.6% and an expected term of three years. The estimated unrecognized compensation expense of CHF 2,371 million will be recognized over a period of three years, subject to the early retirement rules.

25 Related parties
As required by the Directive on Information Relating to Corporate Governance of the SWX Swiss Exchange the related parties disclosure describes compensation paid to and equity holdings of the members of the Board of Directors and the members of the Group Executive Board. In addition, the disclosure includes loans granted to this group of people and companies related to them.

Board of Directors compensation
Overview
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is fixed and set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (ten individuals) is in the form of cash (35%) and Credit Suisse Group registered shares (65%), which are blocked for a period of four years.

Members of the Board of Directors with functional, non-executive duties (three individuals) receive variable compensation for their services, in addition to fixed compensation as set by the Board of Directors. Such compensation is paid in the form of cash and/or Credit Suisse Group registered shares, blocked for a period of four years, as determined by the Compensation Committee.

The following table presents the aggregate compensation of 2006/2007 for the 13 members of the Board of Directors and individual compensation for the highest paid Board member: 1)
in CHF m, except where indicated	Cash	Equity value	Total remu- neration	Number of shares	2)	Pension and benefits

13 individuals	14.6	12.3	26.9	146,532		0.06

of which highest paid: Walter B. Kielholz, Chairman of the BoD3)	9.0	7.0	16.0	81,169		0.02

1) Period from April 29, 2006, to April 28, 2007. 2) Value of shares included in total remuneration. 3) Highest paid is included in the consolidated Board of Directors figures above.

2006 total compensation of the Chairman of the Board of Directors
The Group’s executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2006 compensation for Mr. Kielholz as Chairman of the Board of Directors.

For 2006, the Compensation Committee based its total compensation recommendation on its analysis of: i) the Group’s strong financial performance relative to its 2006 financial plan and 2005 performance; ii) Mr. Kielholz's leadership and significant achievements in several areas, specifically: (a) accelerating the execution of the One Bank business strategy, (b) strengthening the corporate governance processes and procedures across the Group, (c) restructuring the global business portfolio including the successful sale of Winterthur, and (d) improving the Groups relationship and interaction with the investor community; and iii) the complexity and scope of the role that Mr. Kielholz performs as Chairman.

Mr. Kielholz’s annual total compensation was CHF 16.0 million for 2006.
The percentage composition of Mr. Kielholz’s total compensation for 2006 was: 12% salary, 44% cash bonus, and 44% blocked Credit Suisse Group registered shares.
Additional fees and remuneration
Certain former members of the Board of Directors (two individuals) are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the Board of Directors or related parties during 2006.
Share holdings of members of the Board of Directors
The following table shows the aggregate number of Credit Suisse Group registered shares held by members of the Board of Directors (thirteen individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2006	782,736

Option holdings of members of the Board of Directors
The following table shows options on shares granted to two members of the Board of Directors, as of December 31, 2006, as part of previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2002	75,000	Dec 3, 2012	34.10

2001	312,908	Jan 25, 2011	84.75

2000	200,000	Mar 1, 2010	74.00

1999	10,000	Feb 18, 2009	57.75

Executive compensation
Credit Suisse Group’s approach to executive compensation
In line with Credit Suisse Group’s overall approach to compensation, the Group’s executive compensation policies are designed to attract executives of the highest quality, to retain them by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the One Bank strategy and the interests of shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a bonus pool framework linked directly to the performance of Credit Suisse for the Group Executive Board, including the Chief Executive Officer. The bonus pool was used to define the total amount available for bonus payments, which were then delivered in cash and deferred share-based compensation. At the beginning of the year, a target bonus pool for this executive population was set assuming specific, pre-defined Credit Suisse financial and non-financial performance goals would be achieved in 2006. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available bonus pool based on actual results. The final bonus pool was then distributed to the members of the Group Executive Board and the Chief Executive Officer based on individual contributions, business performance and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total bonus pool for the Group Executive Board and the Chief Executive Officer included the following:
- the financial performance of the Group adjusted for extraordinary items compared to the strategic business plan;
- assessment of delivery of defined non-financial targets in relation to the Group’s strategy;
- consideration of the Group’s performance against the performance of its peer companies;
- measurement against market information of companies with similar scope and complexity; and
- measurement of shareholder satisfaction, assessed by reviewing objective data regarding the Group’s financial performance, with a focus on revenue growth, pre-tax margin growth, return on equity and earnings per share.

This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with the Group’s overall approach, executive compensation consists of a fixed salary and a variable performance bonus. Salaries for members of the Group Executive Board are reviewed annually. Salaries are set at similar levels for each member. The annual performance bonus usually represents the most significant part of an executive’s total compensation package and varies from year to year depending on the executive’s performance. Part of the bonus is awarded in cash and a part in share-based awards. As a matter of policy, share-based awards are usually a material portion of each executive’s compensation and are subject to vesting, holding and future performance requirements.

Credit Suisse Group’s executive compensation in 2006
Executive compensation for 2006 is based on the general approach set out above. In 2006, the members of the Group Executive Board (eight individuals) received on average, as a percentage of their total compensation, 6% salary, 49% cash bonus and 45% share-based awards.

The mandatory deferral amount of the total bonus for the Chief Executive Officer and the Group Executive Board was based on the approved share plan deferral schedule.
In previous years, members of the Group Executive Board participated in the bank-wide share-based compensation plan, and for 2006 performance received ISUs or shares granted in January 2007. This participation is designed to ensure that executive compensation is in line with the Group’s overall approach to compensation.

The following table presents the aggregate compensation for 2006 for members of the Group Executive Board:
in CHF m, except where indicated	Cash	Value of share- based awards	1)	Total remu- neration	Number of share- based awards	Pension and benefits

8 individuals	83.7	67.7		151.4	660,956	1.6

1) The total number of share-based awards includes 173,934 shares, each valued at CHF 86.24, which represents the daily volume weighted average price for Credit Suisse Group registered shares for the five consecutive trading days at the SWX Swiss Exchange that ended on the grant date of January 23, 2007. Share-based awards also include 487,022 Incentive Share Units (ISUs), each of which has a base component and a leverage component. The fair value of the base component of each ISU is CHF 87.30 and the fair value of the leverage component of each ISU is CHF 20.85. The total fair value of each ISU is CHF 108.15.

Share holdings of members of the Group Executive Board
The following table shows the aggregate number of Credit Suisse Group shares held by members of the Group Executive Board (five individuals, none of whom beneficially owns more than 1% of such shares):
December 31	Number of shares

2006	1,125,755

PIP unit holdings of members of the Group Executive Board
The following table shows the PIP awards to members of the Group Executive Board (seven individuals), as of December 31, 2006, as part of previous years' compensation:
Year of grant	Award	Number of units	Share price

2006	2005 PIP II	524,723	72.00

2005	2004 PIP I	842,936	47.45

Option holdings of members of the Group Executive Board
The following table shows options on shares granted to two members of the Group Executive Board, as of December 31, 2006, as part of previous years' compensation:
Year of grant	Number of options	Expiry date	Exercise price in CHF

2004	169,924	Apr 30, 2014	45.70

2003	1,011,250	Jan 22, 2013	30.60

2002	11,250	Dec 3, 2012	34.10

2001	384,040	Jan 25, 2011	84.75

2000	156,000	Mar 1, 2010	74.00

1999	24,000	Feb 18, 2009	57.75

Additional fees and remuneration
Certain former members of the Group’s most senior executive body (three individuals) are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the most senior executive body or related parties during 2006.
Loans to members of the Board of Directors and the Group Executive Board
Loans to members of the Board of Directors of Credit Suisse Group: 1)
in CHF m	2006	2)	2005	2004

Balance January 1	27		26	24

Additions	6		2	3

Reductions	(1)		(1)	(1)

Balance December 31	32		27	26

1) None of the members of the Board of Directors has any executive function within the Group, which would require aggregated disclosure of outstanding loans with those of the members of the most senior executive body. 2) The number of individuals with outstanding loans at the beginning and at the end of the year was eight and seven, respectively.

Loans to members of the Group Executive Board:
in CHF m	2006	1)	2005	2004

Balance January 1	13		13	6

Additions	7		4	13

Reductions	(3)		(4)	(6)

Balance December 31	17		13	13

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was five and six, respectively.

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse Group and the Group Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Group Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2006, the total exposure to such related parties amounted to CHF 3.6 million, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s-length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2006, did not exceed in aggregate CHF 61 million.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which Credit Suisse Group Board members assume management functions or board member responsibilities. All relationships between Credit Suisse Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

In addition, one of the Group’s indirect subsidiaries has invested USD 60 million in an investment fund managed by a registered investment adviser owned and controlled by two close family members of a member of the Executive Board of the Bank. The terms of the investment, including the fund’s structure and fee arrangements, were negotiated on an arm’s-length basis with the investment adviser.

Other information
Loans outstanding made by the Group or any subsidiaries to equity method investees:
in CHF m	2006	2005	2004

Balance January 1	583	794	604

Movements	(402)	(211)	190

Balance December 31	181	583	794

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2006 and 2005, of CHF 864 million and CHF 791 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

26 Pension and other post-retirement benefits
The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the United States and the United Kingdom. The measurement date for the Group’s defined benefit pension and other post-retirement defined benefit plans is September 30.

Swiss pension plans
The Group’s Swiss pension funds cover its employees in Switzerland, and are defined benefit plans set up as trusts domiciled in Zurich. The pension plan benefits meet or exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 70% of all the Group’s employees participating in defined benefit plans, approximately 85% of the fair value of plan assets and approximately 80% of the pension benefit obligation of the defined benefit plans of the Group.

Employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 7.5% and 10.5%. The Group’s contributions are 167% of the employees’ contributions for the Credit Suisse Group main pension plan.

International pension plans
Various pension plans, including both defined benefit and defined contribution pension plans, cover the Group’s employees in non-Swiss locations. These plans provide defined benefits in the event of retirement, death, disability or employment termination. Retirement benefits under the plans depend on age, contributions and salary. The Group’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions.

Other post-retirement defined benefit plans
In the United States, the Group sponsors other post-retirement defined benefit plans that provide health and welfare benefits for certain retired employees.
Defined benefit pension and other post-retirement defined benefit plans
The following table sets forth the details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
	Defined benefit pension plans						Other post-retirement defined benefit plans

	Switzerland			International			International

Year ended December 31, in CHF m	2006	2005	2004	2006	2005	2004	2006	2005	2004

Service costs on benefit obligation	280	208	211	53	63	59	2	1	1

Interest costs on benefit obligation	355	391	381	130	122	109	9	9	4

Expected return on plan assets	(552)	(537)	(577)	(140)	(143)	(123)	–	–	–

Amortization of
Unrecognized transition obligation/(asset)	–	–	–	(1)	(2)	–	–	–	–

Prior service cost	30	30	30	1	1	1	–	–	–

Unrecognized (gains)/losses	49	–	–	72	48	38	9	8	–

Net periodic pension costs	162	92	45	115	89	84	20	18	5

Settlement (gains)/losses	–	–	–	(5)	–	3	–	–	–

Curtailment (gains)/losses	–	–	–	(9)	–	5	–	–	–

Termination losses	–	–	13	–	–	1	–	–	–

Total pension costs	162	92	58	101	89	93	20	18	5

The following table shows the changes in the projected benefit obligation and the fair value of plan assets during 2006 and 2005, and the amounts included in the Group’s consolidated balance sheets for the Group’s defined benefit pension and other post-retirement defined benefit plans as of December 31, 2006 and 2005, respectively:
	Defined benefit pension plans				Other post-retirement defined benefit plans

	Switzerland		International		International

in CHF m	2006	2005	2006	2005	2006	2005

Projected benefit obligation - beginning of the measurement period	16,140	14,746	4,381	3,504	183	82

Projected benefit obligation of plans added in current year	–	24	–	14	–	–

Plan participant contributions	198	240	–	5	–	–

Service cost	280	278	53	118	2	2

Interest cost	355	539	130	195	8	9

Plan amendments	–	–	–	–	(19)	–

Settlements	–	–	–	–	–	–

Curtailments	–	–	(41)	–	–	–

Special termination benefits	–	–	–	11	–	–

Actuarial (gains)/losses	4	863	225	446	(5)	83

Disposals	(4,250)	–	(1,771)	(46)	(14)	(1)

Benefit payments	(401)	(550)	(61)	(101)	(7)	(7)

Exchange rate (gains)/losses	–	–	17	235	(11)	15

Projected benefit obligation - end of the measurement period	12,326	16,140	2,933	4,381	137	183

Fair value of plan assets - beginning of the measurement period	14,960	13,841	3,150	2,603	–	–

Assets for plans added in current year	–	31	–	7	–	–

Actual return on plan assets	421	983	195	361	–	–

Employer contributions	333	415	50	132	7	7

Plan participant contributions	198	240	–	5	–	–

Settlements	–	–	–	–	–	–

Curtailments	–	–	(42)	–	–	–

Special termination benefits	–	–	–	–	–	–

Disposals	(4,127)	–	(1,091)	(53)	–	–

Benefit payments	(401)	(550)	(61)	(101)	(7)	(7)

Exchange rate gains/(losses)	–	–	(5)	196	–	–

Fair value of plan assets - end of the measurement period	11,384	14,960	2,196	3,150	–	–

Total amount recognized
Funded status of the plan	(942)	(1,180)	(737)	(1,231)	(137)	(183)

Unrecognized
Net transition obligation/(asset)	–	–	–	(2)	–	–

Prior service cost	–	241	–	24	–	–

Net actuarial (gains)/losses	–	2,254	–	1,327	–	95

Fourth quarter employer contributions	70	91	–	26	1	2

Amount recognized in the consolidated balance sheet at December 31	(872)	1,406	(737)	144	(136)	(86)

Amounts recognized in the consolidated balance sheet consist of
Prepaid benefit costs	33	1,404	–	106	–	–

Accrued benefit liability	(905)	(10)	(737)	(949)	(136)	(86)

Other intangible assets	–	–	–	8	–	–

Accumulated other comprehensive loss	–	12	–	979	–	–

Net amount recognized in the consolidated balance sheet at December 31	(872)	1,406	(737)	144	(136)	(86)

of which other assets1)	33	–	–	–	–	–

of which other liabilities1)	(905)	–	(737)	–	(136)	–

Accumulated benefit obligation - end of the measurement period	11,094	14,681	2,762	4,026	–	–

Prior years are not adjusted for discontinued operations.
1) Reflects new requirements applied prospectively as of December 31, 2006.

In 2007, the Group expects to contribute approximately CHF 363 million to the Swiss and international defined benefit pension plans, and CHF 9 million to other post-retirement defined benefit plans.
As of September 30, 2006 and 2005, the total fair value of Credit Suisse Group debt securities included in plan assets was CHF 142 million and CHF 290 million, respectively, and the total fair value of Credit Suisse Group equity securities and options was CHF 52 million and CHF 90 million, respectively.

As of December 31, 2006, the Group adopted SFAS 158, which requires an employer to recognize in the statement of financial position the funded status of a defined benefit plan on a prospective basis. The table below provides an overview of these required adjustments to the consolidated balance sheet positions of the Group. For further information on SFAS 158, see note 2 “Recently issued accounting standards – SFAS 158.”

The following table sets forth the changes in the consolidated balance sheet as of December 31, 2006 arising from the adoption of SFAS 158:
in CHF m	Before application of SFAS 158	Adjustments	After application of SFAS 158

Other intangible assets including intangible assets for minimum pension liability	478	(2)	476

Other assets including prepaid pension/post-retirement cost	150,334	(1,247)	149,087

Other liabilities including accrued pension/post-retirement cost and deferred income taxes	119,506	529	120,035

Accumulated other comprehensive income/(loss), net of tax	(3,255)	(1,778)	(5,033)

As of the measurement date, the projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets for defined benefit pension plans with a PBO in excess of plan assets and defined benefit pension plans with an ABO in excess of plan assets were as follows:
	PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets

	Switzerland		International		Switzerland		International

September 30, in CHF m	2006	2005	2006	2005	2006	2005	2006	2005

Projected benefit obligation	12,072	15,662	2,924	4,381	152	160	1,935	3,739

Accumulated benefit obligation	10,868	14,234	2,755	4,026	148	157	1,818	3,464

Fair value of plan assets	11,099	14,454	2,179	3,150	141	146	1,227	2,544

Prior years are not adjusted for discontinued operations.

As of December 31, 2006, CHF 2,110 million of actuarial losses and CHF 117 million of prior service costs included in AOCI have not yet been recognized as a component of Net periodic pension costs. At December 31, 2006, no net transition obligation is included in AOCI and as a consequence, no further amortization will be recorded in Net periodic pension costs. In the 2007 fiscal year, the Group expects to recognize CHF 116 million of AOCI as components of Net periodic pension costs.

Assumptions
The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the defined benefit pension plans as of the measurement date were as follows:
	Defined benefit pension plans

September 30, in %	2006	2005

Benefit obligations
Discount rate
Switzerland	3.3	3.0

International	5.2	4.8

Salary increases
Switzerland	2.6	2.6

International	4.4	3.8

Net benefit pension cost
Discount rate
Switzerland	3.0	3.8

International	5.1	5.5

Salary increases
Switzerland	2.6	2.3

International	4.2	3.8

Expected long-term rate of return on plan assets
Switzerland	5.0	4.7

International	7.2	6.9

As of September 30, 2006 and 2005, an annual weighted-average discount rate of 5.8% and 5.5%, respectively, was assumed in measuring the other post-retirement defined benefit obligation. For 2006 and 2005, an average discount rate of 5.5% and 6.0%, respectively, was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefit costs for 2006 and 2005, an annual weighted-average rate of 10.0% for both years in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.5% by 2012 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2006 or 2005.

Plan assets and investment strategy
The following table sets forth the weighted-average asset allocation of the Group’s defined benefit pension plan assets as of the measurement date:
	Switzerland		International

September 30, in %	2006	2005	2006	2005

Equity securities	18.6	13.1	44.7	47.7

Debt securities	42.1	32.6	49.8	18.1

Real estate	16.0	12.2	0.2	3.1

Alternative investments	11.2	5.2	0.2	4.4

Insurance	0.0	25.4	4.9	21.2

Liquidity	12.1	11.5	0.2	5.5

Total	100.0	100.0	100.0	100.0

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

The weighted-average target asset allocation of the Group's defined benefit pension plan assets as of the measurement date was:
September 30, 2006, in %	Switzerland	International

Equity securities	20.0	45.0

Debt securities	40.0	50.0

Real estate	20.0	0.0

Alternative investments	5.0	0.0

Insurance	0.0	5.0

Liquidity	15.0	0.0

Total	100.0	100.0

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
The following table presents benefit payments for defined benefit pension and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:
in CHF m	Defined benefit pension plans	Other post- retirement defined benefit plans

2007	745	8

2008	741	8

2009	750	9

2010	757	10

2011	766	10

Thereafter	3,936	55

Defined contribution pension plans
Credit Suisse Group also contributes to various defined contribution pension plans primarily in the United States and the United Kingdom but also in other countries throughout the world. The Group’s contributions to these plans during 2006, 2005 and 2004 were CHF 247 million, CHF 253 million and CHF 114 million, respectively.

27 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

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

Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2006 were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities; and
– credit derivatives to manage credit risk on certain loan portfolios.

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

Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 22 months.

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

The following table sets forth the details of fair value, cash flow and net investment hedges:
December 31, in CHF m	2006	2005	2004

Fair value hedges
Net gain/(loss) on the ineffective portion	(6)	17	28

Cash flow hedges
Net gain/(loss) on the ineffective portion	0	1	0

Expected reclassification from AOCI into earnings during the next 12 months	(4)	11	1

Net investment hedges
Net gain/(loss) on hedges included in AOCI	(93)	(178)	(113)

Adjusted for the sale of Winterthur.

28 Guarantees and commitments
Guarantees
The following tables set forth the details of contingent liabilities associated with guarantees:
December 31, 2006, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	3,433	1,411	2,256	3,208	10,308	7,909		8	4,966

Performance guarantees and similar instruments	3,828	4,355	1,058	1,890	11,131	9,925		162	3,145

Securities lending indemnifications	36,834	0	0	0	36,834	36,834		0	36,834

Derivatives	51,160	69,243	437,067	122,859	680,329	680,329		5,211	–	2)

Other guarantees	2,724	431	140	216	3,511	3,511		3	1,496

Total guarantees	97,979	75,440	440,521	128,173	742,113	738,508		5,384	46,441

December 31, 2005, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	3,605	1,259	2,172	2,940	9,976	7,616		11	3,484

Performance guarantees and similar instruments	3,917	1,951	1,171	1,236	8,275	7,425		233	3,737

Securities lending indemnifications	35,456	0	0	0	35,456	35,456		0	35,456

Derivatives	69,551	91,614	216,449	59,785	437,399	437,399		4,238	–	2)

Other guarantees	2,508	467	126	451	3,552	3,552		25	1,691

Total guarantees	115,037	95,291	219,918	64,412	494,658	491,448		4,507	44,368

1) Total net amount is computed as the gross amount less any participations. 2) Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

As part of the Group’s commercial mortgage activities in the United States, the Group sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.
Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions.

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

Further, as part of the Group’s residential mortgage securitization activities in the United States, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications are arrangements in which the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives
Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. Derivative contracts that may be cash settled, and which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under FIN No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

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

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that are not allocated to one of the captions above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in Other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts result from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease commitments
The following table sets forth the details of future minimum operating lease commitments under non-cancellable operating leases as of December 31, 2006:
in CHF m

2007	663

2008	604

2009	544

2010	502

2011	462

Thereafter	4,908

Future operating lease commitments	7,683

Less minimum non-cancellable sublease rentals	1,158

Total net future minimum lease commitments	6,525

The following table sets forth the details of rental expense for all operating leases:
Year ended December 31, in CHF m	2006	2005	2004

Minimum rental expense	702	690	710

Sublease rental income	(162)	(150)	(153)

Total net rental expense	540	540	557

Other commitments
The following tables set forth the details of other commitments:
December 31, 2006, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,324	18	23	0	5,365	4,984		2,710

Loan commitments	175,361	14,500	28,643	14,579	233,083	231,771		139,189

Forward reverse repurchase agreements	5,535	122	0	40	5,697	5,697		5,697

Other commitments	1,168	230	275	3,293	4,966	4,966		159

Total other commitments	187,388	14,870	28,941	17,912	249,111	247,418		147,755

December 31, 2005, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,276	26	43	0	5,345	5,042		2,761

Loan commitments	139,517	16,890	29,297	14,121	199,825	199,555		126,385

Forward reverse repurchase agreements	15,472	0	0	0	15,472	15,472		15,472

Other commitments	1,010	1,513	483	1,354	4,360	4,360		582

Total other commitments	161,275	18,429	29,823	15,475	225,002	224,429		145,200

1) Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

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

29 Transfers and servicing of financial assets
As part of the normal course of business, the Group enters into securitization transactions and uses VIEs primarily for this purpose.
Securitization activity
The Group originates and purchases commercial and residential mortgages for the purpose of securitization. The Group sells these mortgage loans to qualified special purpose entities (QSPEs) or other VIEs, which are not consolidated by the Group. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

The Group purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Group directly, or indirectly through affiliates, to QSPEs or other VIEs that issue Collateralized debt obligations (CDO). The Group structures, underwrites and makes a market in these CDOs. CDOs are securities backed by the assets transferred to the CDO VIEs and pay a return based on the returns on those assets. Investors typically have recourse to the assets in the CDO VIEs. The investors and the CDO VIEs have no recourse to the Group’s assets.

The following table summarizes proceeds received from securitization trusts and pre-tax gains recognized by the Group on securitizations:
Year ended December 31, in CHF m	2006	2005	2004

Commercial mortgage-backed securities (CMBS)
Proceeds from securitizations	30,089	17,939	13,396

Gains on securitizations1)	704	411	435

Residential mortgage-backed securities (RMBS)
Proceeds from securitizations	46,023	69,942	53,795

Gains on securitizations 1)	84	55	72

Collateralized debt obligations (CDO)
Proceeds from securitizations	10,343	8,183	5,316

Gains on securitizations 1)	120	164	44

Other asset-backed securities (ABS)2)
Proceeds from securitizations	5,503	10,518	9,775

Gains on securitizations 1)	50	9	5

1) Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE or VIE and gains or losses on the sale of the newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2) Primarily home equity loans.

The Group may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Group’s exposure in its securitization activities is generally limited to its retained interests. Retained interests in securitized financial assets are included at fair value in Trading assets in the consolidated balance sheets. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Group does not retain material servicing responsibilities from its securitization transactions.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

Key economic assumptions used in measuring, at the date of securitization, the fair value of the retained interests resulting from completed securitizations were as follows:
	2006						2005

December 31	CMBS	1)	RMBS	CDO	2)	ABS	CMBS	1)	RMBS	CDO	2)	ABS

Weighted-average life, in years	3.2		3.4	5.4		5.1	3.6		5.1	7.9		5.4

Prepayment speed assumption (in rate per annum), in %3)	–		0-92.0	–		25.0	–		0-56.2	–		25.0

Cash flow discount rate (in rate per annum), in %4)	1.0-31.9		0-39.7	0-21.5		26.3	5.4-14.4		0-39.5	9.2-14.1		3.6-16.6

Expected credit losses (in rate per annum), in %	1.6-28.0		0-29.7	0-17.0		21.7	1.0-10.1		0-35.3	5.1-10.2		0.7-12.3

The following table sets forth the fair value of retained interests from securitizations, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:
December 31, 2006, in CHF m, except where indicated	CMBS	1)	RMBS	CDO	2)	ABS

Carrying amount / fair value of retained interests5)	634		4,223	744		66

Weighted-average life, in years	3.9		4.2	6.0		1.4

Prepayment speed assumption (in rate per annum), in %3)	–		0-74.8	–		25.0-68.0

Impact on fair value from 10% adverse change	–		(19.0)	–		(1.0)

Impact on fair value from 20% adverse change	–		(36.0)	–		(3.0)

Cash flow discount rate (in rate per annum), in %4)	1.0-14.8		6.5-21.5	4.2-14.5		26.2

Impact on fair value from 10% adverse change	(7.4)		(61.7)	(10.3)		–

Impact on fair value from 20% adverse change	(16.1)		(122.0)	(19.4)		(1.3)

Expected credit losses (in rate per annum), in %	2.1-10.8		0.4-0.7	0.1-10.6		21.5

Impact on fair value from 10% adverse change	(2.7)		(6.3)	(5.3)		–

Impact on fair value from 20% adverse change	(5.4)		(11.4)	(10.5)		(1.3)

1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2) CDOs are generally structured to be protected from prepayment risk. 3) Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4) The rate is based on the weighted-average yield on the retained interest. 5) of which CHF 55 million, or 9%, CHF 570 million, or 13%, CHF 82 million, or 11%, and CHF 66 million, or 100% relating to CMBS, RMBS, CDO and ABS, respectively, is non-investment grade.

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

Variable interest entities
FIN 46(R) requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both.

The Group consolidates all VIEs for which it is the primary beneficiary.
As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2006, the Group consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected as offsetting minority interests were recorded in the consolidated statements of income.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: CDOs, Commercial paper conduits (CP conduits) and Financial intermediation.
The following table sets forth the total assets by category related to VIEs consolidated as a result of the Group being the primary beneficiary:
December 31, in CHF m	2006	2005

Collateralized debt obligations	6,539	3,365

Commercial paper conduits	1	1

Financial intermediation	15,006	14,032

Total assets related to consolidated VIEs	21,546	17,398

The following table sets forth the total assets by category related to non-consolidated VIEs:
December 31, in CHF m	2006	2005

Collateralized debt obligations	15,636	20,515

Commercial paper conduits	7,038	8,528

Financial intermediation	90,538	78,909

Total assets related to non-consolidated VIEs	113,212	107,952

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

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 6.5 billion and CHF 3.4 billion of assets and liabilities of these VIEs as of December 31, 2006, and December 31, 2005, respectively. The increase in Total assets consolidated primarily reflected the application of FSP FIN 46(R)-6. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as Trading assets and carried at fair value and totaled CHF 1.7 billion and CHF 1.0 billion as of December 31, 2006, and December 31, 2005, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Group to purchase certain assets under any condition, including default. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of December 31, 2006, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 12.5 billion, which consisted of CHF 7.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.5 billion of additional assets. As of December 31, 2005, the Group’s maximum loss exposure was CHF 14.2 billion.

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

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs which have been structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to Financial intermediation activities was CHF 19.1 billion and CHF 12.8 billion as of December 31, 2006, and December 31, 2005, respectively, which represents the notional amount of any guarantees from the Group and the fair value of all other Group interests held, rather than the amount of Total assets of the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

30 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business, activities, or the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

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

For non-impaired Loans where quoted market prices are available, fair values are based on such prices. For variable rate Loans which re-price within three months, book values are used as reasonable estimates of fair values. For other non-impaired Loans, fair values are estimated by discounting contractual cash flows using market interest rates for Loans with similar characteristics. For impaired Loans, book values, net of valuation adjustments, approximate fair values.

The securities and precious metals trading portfolio is carried in the consolidated balance sheets at fair value.
Fair values of derivative instruments used for hedging, financial investments from the banking business and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or by using other valuation techniques.

For deposit instruments with no stated maturity and those with original maturities of less than three months, book values are assumed to approximate fair values due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the dates of the consolidated balance sheets.

The following table sets forth the carrying values and the estimated fair values of the Group’s financial instruments recognized in the consolidated balance sheets:
	2006		2005

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	319,048	319,052	352,281	352,212

Securities received as collateral	32,385	32,385	23,950	23,950

Trading assets	450,780	450,780	435,250	435,250

Investment securities	21,394	21,395	121,565	122,039

Loans	208,127	209,538	205,671	210,311

Other financial assets1)	200,796	200,780	154,240	154,260

Financial liabilities
Deposits	388,378	391,269	364,238	366,328

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	288,444	287,647	309,803	309,622

Obligation to return securities received as collateral	32,385	32,385	23,950	23,950

Trading liabilities	198,422	198,422	194,225	194,225

Short-term borrowings	21,556	21,556	19,472	19,474

Long-term debt	147,832	148,823	132,975	134,746

Other financial liabilities2)	119,256	119,256	90,199	90,199

1) Includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities for which the carrying value is a reasonable estimate of the fair value. 2) Includes brokerage payables, cash collateral on derivative instruments, interest and fee payables for which the carrying value is a reasonable estimate of the fair value.

31 Assets pledged or assigned
The following table sets forth the details of assets pledged or assigned:
December 31, in CHF m	2006	2005

Book value of assets pledged and assigned as collateral	265,326	208,495

of which assets provided with the right to sell or repledge	200,269	183,060

Fair value of collateral received with the right to sell or repledge	624,150	602,509

of which sold or repledged	507,479	574,383

The Group had received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group had been sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

The following table shows other information:
December 31, in CHF m	2006	2005

Cash restricted under foreign banking regulations	17,290	13,090

Swiss National Bank Liquidity 1 required cash reserves	1,688	1,622

32 Capital adequacy
The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission (Eidgenössische Bankenkommission, or EBK) and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. Since January 1, 2004, the Group has based its capital adequacy calculations on US GAAP, as permitted by EBK newsletter 32 (dated December 18, 2003). The EBK has advised the Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from VIEs (referred to as non-cumulative perpetual preferred securities) that have been deconsolidated under FIN 46(R).

According to EBK and BIS capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital comprises shareholders’ equity according to US GAAP, and the equity from VIEs as described above. Among other items, this is adjusted by anticipated dividends, the Group’s holdings of its own shares outside the trading book, goodwill, pensions and an adjustment for the Group’s investment in insurance entities. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total available capital. Under both EBK and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

The Group’s consolidated BIS Tier 1 ratio was 13.9% as of December 31, 2006, an increase from 11.3% as of December 31, 2005. Risk-weighted assets increased compared to December 31, 2005, due to increases in lending activities and OTC derivatives partially offset by a decrease in banking book securities. Tier 1 capital increased CHF 8,799 million from December 31, 2005, with the positive contribution of Net income offset by additional dividend accruals and the deduction for shares repurchased through the Group’s share buyback program. In addition, the deduction relating to investment in insurance entities was substantially reduced due to the sale of Winterthur. The Group continued the share buyback program approved by the shareholders at the Annual General Meeting in 2005, repurchasing 76.4 million common shares in the amount of CHF 5.0 billion since the initiation of the program through December 31, 2006. In 2006, 50.3 million common shares in the amount of CHF 3.7 billion were repurchased. The Group’s shareholders’ equity increased from CHF 42.1 billion as of December 31, 2005, to CHF 43.6 billion as of December 31, 2006. This was primarily due to the full year Net income partially offset by the payment of dividends, shares repurchased through the Group’s share buyback program and the change in US GAAP pension accounting. This change requires an employer to recognize the funded status of a defined benefit plan in the consolidated balance sheet, which reduced shareholders’ equity by CHF 1.8 billion but had no effect on Tier 1 capital. For further information on the change in pension accounting, see note 2 “Recently issued accounting standards – SFAS 158.”

As of December 31, 2006 and 2005, the Group was adequately capitalized under the regulatory provisions outlined under both EBK and BIS guidelines.
The following table sets forth the details of BIS data (risk-weighted assets, capital and ratios):
December 31, in CHF m, except where indicated	2006	2005

Risk-weighted positions	240,095	218,899

Market risk equivalents	13,581	13,992

Risk-weighted assets	253,676	232,891

Total shareholders' equity	43,586	42,118

Reconciliation to tier 1 capital:
Non-cumulative perpetual preferred securities	2,167	2,170

Investment in insurance entities	(22)	(4,179)

Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares, dividend accruals and pensions	(10,584)	(13,761)

Tier 1 capital	35,147	26,348

of which non-cumulative perpetual preferred securities	2,167	2,170

Tier 2 capital:
Upper Tier 2	4,733	3,529

Lower Tier 2	8,587	7,901

Tier 2 capital	13,320	11,430

Less deductions:
Participations in and subordinated bonds of banks and financing companies	(1,681)	(1,681)

Investment in insurance entities	(22)	(4,179)

Total BIS regulatory capital	46,764	31,918

Tier 1 ratio	13.9%	11.3%

Total BIS regulatory capital ratio	18.4%	13.7%

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2006, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2006, the Group was not subject to restrictions on its ability to pay dividends.

33 Assets under management
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

A portion of the Group’s Assets under management result from double counting. Double counting arises when Assets under management are subject to more than one level of asset management services. Each such separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double counting primarily results from the investment of Assets under management in internally-managed funds. The extent of double counting is disclosed in the following table.

The following table sets forth the details of assets under management and net new assets as prescribed by the Swiss Federal Banking Commission:
December 31, in CHF bn	2006	2005

Assets in internally managed funds	287.9	249.2

Assets with discretionary mandates	368.3	329.8

Other assets under management	828.9	740.4

Assets under management (including double counting)	1,485.1	1,319.4	1)

of which double counting	153.1	143.4

Year ended December 31, in CHF bn

Net new assets	95.4	57.4

The level of assets under management in Investment Banking is not considered a key performance indicator and, as a result, Investment Banking balances are no longer included in assets under management.
1) Restated to exclude CHF 153.3 billion of assets managed by Winterthur. The Group completed the sale of Winterthur to AXA S.A. on December 22, 2006.

34 Litigation and other contingencies
In accordance with SFAS 5 the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Investment Banking to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million), before tax, originally established in 2002, and brings the total reserve for these private litigation matters to CHF 1.2 billion (USD 1.0 billion) as of December 31, 2006, after deductions for settlements.

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

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
35 Significant subsidiaries and associates
Significant subsidiaries
As of December 31, 2006:
% of equity capital held		Company name	Domicile	Currency	Capital in m

		Credit Suisse Group	Zurich, Switzerland
100		Credit Suisse	Zurich, Switzerland	CHF	4,399.7

100	1)2)	Bank Hofmann AG	Zurich, Switzerland	CHF	30.0

100	2)	Bank Leu AG	Zurich, Switzerland	CHF	200.0

100	2)	BGP Banca di Gestione Patrimoniale S.A.	Lugano, Switzerland	CHF	50.0

100	2)	Credit Suisse Fides	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Fund Administration Limited	St. Peter Port, Guernsey	GBP	1.0

100		Credit Suisse Group Finance (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	0.1

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		Credit Suisse Group PE Holding AG	Zug, Switzerland	CHF	12.0

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0

100		CSFB IGP	Zug, Switzerland	CHF	0.1

100		CSFB LP Holding	Zug, Switzerland	CHF	0.1

100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0

100		Inreska Ltd.	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa	Winterthur, Switzerland	CHF	1.5

99		Neue Aargauer Bank	Aarau, Switzerland	CHF	136.9

88		Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5

88	2)	Clariden Leu Holding AG (formerly known as Clariden Holding AG)	Zurich, Switzerland	CHF	8.1

		Credit Suisse	Zurich, Switzerland
100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Mexico) S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston RE Ltd.	Hamilton, Bermuda	USD	2.0

100		Candlewood Capital Partners LLC	Wilmington, United States	USD	1.5

100		Casa de Bolsa Credit Suisse (Mexico) S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100	3)	City Bank	Zurich, Switzerland	CHF	7.5

100		CND Securitization LLC	Wilmington, United States	USD	183.4

100		Column Canada Financial Corp.	Toronto, Canada	USD	0.0

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Bahamas) Limited	Nassau, Bahamas	USD	12.0

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	60.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (France) Holding SA	Paris, France	EUR	8.5

100		Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,285.3

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	37.5

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6

100	4)	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	5)	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asia Pacific Services (Singapore) Pte Ltd	Singapore, Singapore	SGD	5.2

100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100		Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6

100		Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

As of December 31, 2006:
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	0.5

100		Credit Suisse Asset Management Holding Europe (Lux) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0

100		Credit Suisse Asset Management Ltd.	Tokyo, Japan	JPY	0.0

100		Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	513.9

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse EBC AG	Zurich, Switzerland	CHF	1.7

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Financial Corporation	Wilmington, United States	USD	0.0

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0

100		Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0

100		Credit Suisse First Boston Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse First Boston Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse First Boston RAFT, LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0

100		Credit Suisse Holdings (Mauritius) Limited	Port Louis, Mauritius	USD	57.1

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	184.7

100	6)	Credit Suisse International	London, United Kingdom	USD	682.3

100		Credit Suisse Investment Bank (Bahamas) Limited	Nassau, Bahamas	USD	26.9

100		Credit Suisse Investment Products (Asia Pacific) Ltd	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	901.9

100		Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Premium Finance Corp.	Sacramento, United States	USD	0.0

100		Credit Suisse Premium Finance LLC	Wilmington, United States	USD	0.1

100		Credit Suisse Principal Investments Ltd.	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	27.3

As of December 31, 2006:
% of equity capital held	Company name	Domicile	Currency	Capital in m

100	Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	30.9

100	Credit Suisse Securities (Japan) Ltd.	Tokyo, Japan	JPY	73,100.0

100	Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100	Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100	Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	7,132.2

100	CS Investments (Singapore) LLP	Singapore, Singapore	AUD	0.5

100	CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100	DLJ Capital Corporation	Wilmington, United States	USD	4.0

100	DLJ Capital Funding, Inc.	Wilmington, United States	USD	0.0

100	DLJ International Capital	George Town, Cayman Islands	USD	0.0

100	DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100	Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100	J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100	Merban Equity	Zug, Switzerland	CHF	0.1

100	Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100	SPS Holding Corporation	Wilmington, United States	USD	0.1

100	Swiss American Corporation	New York, United States	USD	38.9

100	Swiss American Securities Inc.	New York, United States	USD	0.0

100	CJSC Bank Credit Suisse (Moscow) (formerly known as ZAO Bank Credit Suisse First Boston)	Moscow, Russia	USD	37.8

99	Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	5.0

80	Column Guaranteed LLC	Wilmington, United States	USD	33.1

78	Park Acquisitions Limited	Cardiff, United Kingdom	GBP	0.3

75	Credit Suisse Securities (India) Private Limited (formerly known as Credit Suisse First Boston (India) Securities Private Limited)	Mumbai, India	INR	979.8

In the normal course of its business the Group has significant involvement with VIEs and private equity funds. In order to provide meaningful disclosure the significance of these entities to the Group is reflected through the inclusion of the entity into which these entities are consolidated.
1) 33% held by Credit Suisse. 2) Effective January 2007, the Group merged Clariden Bank, BGP Banca di Gestione Patrimoniale, Bank Hofmann, Bank Leu and Credit Suisse Fides to form a new integrated bank operating under the name of Clariden Leu AG, with a single parent Clariden Leu Holding AG. 3) Effective January 2007, the Group merged this subsidiary into its new consumer financing business Bank-now AG. 4) 58% held by Credit Suisse. 5) 43% of voting rights held by Credit Suisse Group, Guernsey Branch. 6) 80% held directly and indirectly by Credit Suisse.

Significant associates (Value according to the Equity Method)
As of December 31, 2006:
Equity interest in %		Company name	Domicile

12	1)	Absolute Europe AG	Zug, Switzerland

0	1)	Absolute Managers AG	Zug, Switzerland

4	1)	Absolute Private Equity AG	Zug, Switzerland

6	1)	Absolute US AG	Zug, Switzerland

15	1)	Asian Diversified Total Return LDC	George Town, Cayman Islands

26		Capital Union	Dubai, United Arab Emirates

100	2)	CSG Finance (Guernsey) Ltd.	St. Peter Port, Guernsey

25		ICBC Credit Suisse Asset Management Company Ltd.	Beijing, China

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

22		SIS Swiss Financial Services Group AG	Zurich, Switzerland

50		Swisscard AECS AG	Zurich, Switzerland

21		Telekurs Holding AG, Zurich	Zurich, Switzerland

14	1)	USFR Limited Duration Company	George Town, Cayman Islands

1) Group retains significant influence through Board of Directors representation. 2) Deconsolidated under FIN 46(R) as the Group is not the primary beneficiary.

36 Supplementary subsidiary guarantee information
On March 26, 2007, the Group and the Bank expect to issue full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities.

Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group. The following tables set forth the condensed consolidating financial information regarding Credit Suisse (USA), Inc., the Bank and the Group.

The following tables present the Group's condensed consolidating statements of income:
Year ended December 31, 2006, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Interest and dividend income	22,724	26,668	49,392	342	535	50,269

Interest expense	(21,594)	(21,829)	(43,423)	(541)	261	(43,703)

Net interest income	1,130	4,839	5,969	(199)	796	6,566

Commissions and fees	5,435	10,944	16,379	17	1,251	17,647

Trading revenues	2,773	6,389	9,162	(29)	295	9,428

Other revenues	3,763	1,339	5,102	11,319	(11,459)	4,962

Total noninterest revenues	11,971	18,672	30,643	11,307	(9,913)	32,037

Net revenues	13,101	23,511	36,612	11,108	(9,117)	38,603

Provision for credit losses	0	(97)	(97)	0	(14)	(111)

Compensation and benefits	5,456	9,676	15,132	87	478	15,697

Other expenses	1,394	7,382	8,776	(309)	250	8,717

Total operating expenses	6,850	17,058	23,908	(222)	728	24,414

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	6,251	6,550	12,801	11,330	(9,831)	14,300

Income tax expense	964	1,173	2,137	3	249	2,389

Minority interests	3,299	321	3,620	0	10	3,630

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,988	5,056	7,044	11,327	(10,090)	8,281

Income from discontinued operations, net of tax	0	0	0	0	3,070	3,070

Extraordinary items, net of tax	0	(24)	(24)	0	0	(24)

Net income	1,988	5,032	7,020	11,327	(7,020)	11,327

Year ended December 31, 2005, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Interest and dividend income	16,178	19,183	35,361	251	504	36,116

Interest expense	(13,767)	(15,055)	(28,822)	(516)	140	(29,198)

Net interest income	2,411	4,128	6,539	(265)	644	6,918

Commissions and fees	3,934	9,339	13,273	20	1,030	14,323

Trading revenues	547	5,146	5,693	(47)	(12)	5,634

Other revenues	1,939	1,687	3,626	6,004	(6,016)	3,614

Total noninterest revenues	6,420	16,172	22,592	5,977	(4,998)	23,571

Net revenues	8,831	20,300	29,131	5,712	(4,354)	30,489

Provision for credit losses	(2)	(132)	(134)	0	(10)	(144)

Compensation and benefits	4,781	8,663	13,444	206	324	13,974

Other expenses	2,589	6,946	9,535	(382)	105	9,258

Total operating expenses	7,370	15,609	22,979	(176)	429	23,232

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,463	4,823	6,286	5,888	(4,773)	7,401

Income tax expense	78	581	659	38	230	927

Minority interests	1,237	827	2,064	0	(116)	1,948

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	148	3,415	3,563	5,850	(4,887)	4,526

Income from discontinued operations, net of tax	0	0	0	0	1,310	1,310

Cumulative effect of accounting changes, net of tax	7	5	12	0	2	14

Net income	155	3,420	3,575	5,850	(3,575)	5,850

Year ended December 31, 2004, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Interest and dividend income	10,117	15,520	25,637	213	462	26,312

Interest expense	(7,040)	(11,323)	(18,363)	(386)	(47)	(18,796)

Net interest income	3,077	4,197	7,274	(173)	415	7,516

Commissions and fees	3,839	8,514	12,353	22	948	13,323

Trading revenues	(512)	4,017	3,505	(8)	178	3,675

Other revenues	1,392	1,246	2,638	5,880	(5,999)	2,519

Total noninterest revenues	4,719	13,777	18,496	5,894	(4,873)	19,517

Net revenues	7,796	17,974	25,770	5,721	(4,458)	27,033

Provision for credit losses	(36)	106	70	0	13	83

Compensation and benefits	4,145	7,505	11,650	117	184	11,951

Other expenses	1,422	6,255	7,677	(32)	(15)	7,630

Total operating expenses	5,567	13,760	19,327	85	169	19,581

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,265	4,108	6,373	5,636	(4,640)	7,369

Income tax expense	492	614	1,106	8	179	1,293

Minority interests	796	317	1,113	0	(33)	1,080

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	977	3,177	4,154	5,628	(4,786)	4,996

Income from discontinued operations, net of tax	0	0	0	0	639	639

Cumulative effect of accounting changes, net of tax	0	(16)	(16)	0	9	(7)

Net income	977	3,161	4,138	5,628	(4,138)	5,628

The following tables present the Group's condensed balance sheet:
December 31, 2006, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Assets
Cash and due from banks	2,323	25,542	27,865	9,150	(7,975)	29,040

Interest-bearing deposits with banks	34,059	(30,149)	3,910	1,047	3,171	8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,505	145,067	318,572	0	476	319,048

Securities received as collateral	13,489	18,821	32,310	0	75	32,385

Trading assets	150,742	298,680	449,422	0	1,358	450,780

Investment securities	0	20,304	20,304	29	1,061	21,394

Other investments	15,107	5,081	20,188	35,041	(34,751)	20,478

Loans, net	780	190,103	190,883	9,860	7,384	208,127

Premises and equipment	820	4,623	5,443	0	547	5,990

Goodwill	752	9,137	9,889	0	1,134	11,023

Other intangible assets	240	235	475	0	1	476

Other assets	47,031	100,472	147,503	497	1,087	149,087

Total assets	438,848	787,916	1,226,764	55,624	(26,432)	1,255,956

Liabilities and shareholders' equity
Deposits	216	384,708	384,924	5,870	(2,416)	388,378

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	231,212	57,230	288,442	0	2	288,444

Obligation to return securities received as collateral	13,489	18,821	32,310	0	75	32,385

Trading liabilities	48,103	149,833	197,936	0	486	198,422

Short-term borrowings	24,539	(8,252)	16,287	0	5,269	21,556

Long-term debt	53,127	90,894	144,021	5,738	(1,927)	147,832

Other liabilities	37,887	79,949	117,836	430	1,769	120,035

Minority interests	12,715	6,248	18,963	0	(3,645)	15,318

Total liabilities	421,288	779,431	1,200,719	12,038	(387)	1,212,370

Total shareholders' equity	17,560	8,485	26,045	43,586	(26,045)	43,586

Total liabilities and shareholders' equity	438,848	787,916	1,226,764	55,624	(26,432)	1,255,956

December 31, 2005, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Assets
Cash and due from banks	1,161	18,784	19,945	150	7,482	27,577

Interest-bearing deposits with banks	29,641	(25,396)	4,245	10	1,888	6,143

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	180,315	172,388	352,703	0	(422)	352,281

Securities received as collateral	4,042	19,749	23,791	0	159	23,950

Trading assets	139,080	273,917	412,997	0	22,253	435,250

Investment securities	0	24,163	24,163	29	97,373	121,565

Other investments	4,799	4,962	9,761	44,990	(34,015)	20,736

Loans, net	837	168,762	169,599	5,677	30,395	205,671

Premises and equipment	742	4,342	5,084	0	2,343	7,427

Goodwill	738	9,733	10,471	0	2,461	12,932

Other intangible assets	55	436	491	0	2,600	3,091

Other assets	29,749	67,757	97,506	438	24,485	122,429

Total assets	391,159	739,597	1,130,756	51,294	157,002	1,339,052

Liabilities and shareholders' equity
Deposits	229	347,110	347,339	2,197	14,702	364,238

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	226,323	83,454	309,777	0	26	309,803

Obligation to return securities received as collateral	4,042	19,749	23,791	0	159	23,950

Trading liabilities	50,094	144,110	194,204	27	(6)	194,225

Short-term borrowings	17,709	(1,418)	16,291	0	3,181	19,472

Provisions from the insurance business	0	0	0	0	145,039	145,039

Long-term debt	44,569	81,291	125,860	6,498	617	132,975

Other liabilities	29,058	49,365	78,423	454	20,508	99,385

Minority interests	3,357	5,926	9,283	0	(1,436)	7,847

Total liabilities	375,381	729,587	1,104,968	9,176	182,790	1,296,934

Total shareholders' equity	15,778	10,010	25,788	42,118	(25,788)	42,118

Total liabilities and shareholders' equity	391,159	739,597	1,130,756	51,294	157,002	1,339,052

The following tables present the Group's condensed statements of cash flows:
December 31, 2006, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Net cash provided by/(used in) operating activities of continuing operations	(22,138)	(25,454)	(47,592)	2,780	(3,733)	(48,545)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(6,514)	6,844	330	(1,038)	(1,872)	(2,580)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,084)	15,925	9,841	0	(910)	8,931

Purchase of investment securities	0	(1,641)	(1,641)	0	(1,339)	(2,980)

Proceeds from sale of investment securities	0	1,234	1,234	0	22	1,256

Maturities of investment securities	0	3,533	3,533	0	1,502	5,035

Investments in subsidiaries and other investments	(5,945)	(596)	(6,541)	(939)	1,271	(6,209)

Proceeds from sale of other investments	1,020	685	1,705	12,255	(11,860)	2,100

(Increase)/decrease in loans	227	(26,704)	(26,477)	(4,054)	7,372	(23,159)

Proceeds from sales of loans	0	3,142	3,142	0	0	3,142

Capital expenditures for premises and equipment and intangible assets	(609)	(879)	(1,488)	0	(42)	(1,530)

Proceeds from sale of premises and equipment and intangible assets	25	9	34	0	0	34

Other, net	(11)	106	95	56	(237)	(86)

Net cash provided by/(used in) investing activities of continuing operations	(17,891)	1,658	(16,233)	6,280	(6,093)	(16,046)

Financing activities of continuing operations
Increase/(decrease) in deposits	4	51,150	51,154	3,699	(16,320)	38,533

Increase/(decrease) in short-term borrowings	7,381	(6,898)	483	0	2,608	3,091

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,392	(22,784)	(1,392)	0	(24)	(1,416)

Issuances of long-term debt	16,899	59,697	76,596	0	(675)	75,921

Repayments of long-term debt	(4,976)	(44,426)	(49,402)	(800)	(1,093)	(51,295)

Issuances of common shares	0	0	0	48	0	48

Issuances of treasury shares	0	(4)	(4)	4,336	12,953	17,285

Repurchase of treasury shares	0	(4,664)	(4,664)	(5,428)	(13,369)	(23,461)

Dividends paid/capital repayments (including minority interests and trust preferred securities)	(78)	(2,450)	(2,528)	(2,290)	2,472	(2,346)

Other, net	651	1,319	1,970	362	371	2,703

Net cash provided by/(used in) financing activities of continuing operations	41,273	30,940	72,213	(73)	(13,077)	59,063

Effect of exchange rate changes on cash and due from banks	(82)	(386)	(468)	13	(60)	(515)

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	0	0	0	0	(38)	(38)

Net cash provided by/(used in) investing activities of discontinued operations	0	0	0	0	(4,424)	(4,424)

Net cash provided by/(used in) financing activities of discontinued operations	0	0	0	0	(332)	(332)

Proceeds from sale of stock	0	0	0	0	12,300	12,300

Net increase/(decrease) in cash and due from banks	1,162	6,758	7,920	9,000	(15,457)	1,463

Cash and due from banks at beginning of financial year	1,161	18,784	19,945	150	7,482	27,577

Cash and due from banks at end of financial year	2,323	25,542	27,865	9,150	(7,975)	29,040

December 31, 2005, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Net cash provided by/(used in) operating activities of continuing operations	(12,502)	(13,995)	(26,497)	2,797	(2,606)	(26,306)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(603)	32	(571)	1,003	(1,867)	(1,435)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,822)	(40,740)	(47,562)	0	447	(47,115)

Purchase of investment securities	0	(12,409)	(12,409)	0	(1,871)	(14,280)

Proceeds from sale of investment securities	0	412	412	0	1	413

Maturities of investment securities	0	6,081	6,081	0	1,518	7,599

Investments in subsidiaries and other investments	(1,461)	(832)	(2,293)	(9)	(184)	(2,486)

Proceeds from sale of other investments	904	579	1,483	(9)	181	1,655

(Increase)/decrease in loans	20	(17,977)	(17,957)	(638)	360	(18,235)

Proceeds from sales of loans	0	2,158	2,158	0	0	2,158

Capital expenditures for premises and equipment and intangible assets	(294)	(607)	(901)	0	(76)	(977)

Proceeds from sale of premises and equipment and intangible assets	35	9	44	0	10	54

Other, net	108	153	261	(1)	18	278

Net cash provided by/(used in) investing activities of continuing operations	(8,113)	(63,141)	(71,254)	346	(1,463)	(72,371)

Financing activities of continuing operations
Increase/(decrease) in deposits	114	40,676	40,790	1,846	2,013	44,649

Increase/(decrease) in short-term borrowings	(10,154)	9,218	(936)	0	3,130	2,194

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,385	13,590	36,975	0	90	37,065

Issuances of long-term debt	10,647	40,523	51,170	0	3,245	54,415

Repayments of long-term debt	(4,221)	(24,889)	(29,110)	0	(5,629)	(34,739)

Issuances of common shares	0	0	0	4	0	4

Issuances of treasury shares	0	0	0	0	10,752	10,752

Repurchase of treasury shares	0	(171)	(171)	(3,513)	(10,245)	(13,929)

Dividends paid/capital repayments (including minority interests and trust preferred securities)	(74)	(1,830)	(1,904)	(1,759)	1,881	(1,782)

Other, net	2,332	(2,416)	(84)	426	1,053	1,395

Net cash provided by/(used in) financing activities of continuing operations	22,029	74,701	96,730	(2,996)	6,290	100,024

Effect of exchange rate changes on cash and due from banks	(1,076)	4,336	3,260	1	668	3,929

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	0	0	0	0	5,464	5,464

Net cash provided by/(used in) investing activities of discontinued operations	0	0	0	0	(7,812)	(7,812)

Net cash provided by/(used in) financing activities of discontinued operations	0	0	0	0	(999)	(999)

Net increase/(decrease) in cash and due from banks	338	1,901	2,239	148	(458)	1,929

Cash and due from banks at beginning of financial year	823	16,883	17,706	2	7,940	25,648

Cash and due from banks at end of financial year	1,161	18,784	19,945	150	7,482	27,577

December 31, 2004, in CHF m	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries, eliminations and consolidation adjustments	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments	Credit Suisse Group

Net cash provided by/(used in) operating activities of continuing operations	(23,553)	(27,038)	(50,591)	779	(536)	(50,348)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(4,059)	4,265	206	1,159	(3,080)	(1,715)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(4,231)	(25,441)	(29,672)	0	(349)	(30,021)

Purchase of investment securities	0	(16,336)	(16,336)	0	1,421	(14,915)

Proceeds from sale of investment securities	0	1,226	1,226	248	(146)	1,328

Maturities of investment securities	0	20,481	20,481	0	(1,640)	18,841

Investments in subsidiaries and other investments	(638)	(1,613)	(2,251)	0	582	(1,669)

Proceeds from sale of other investments	979	658	1,637	(334)	1,407	2,710

(Increase)/decrease in loans	396	(10,065)	(9,669)	(1,795)	(445)	(11,909)

Proceeds from sales of loans	0	1,294	1,294	0	0	1,294

Capital expenditures for premises and equipment and intangible assets	(212)	(594)	(806)	0	(120)	(926)

Proceeds from sale of premises and equipment and intangible assets	0	6	6	0	49	55

Other, net	(300)	156	(144)	0	19	(125)

Net cash provided by/(used in) investing activities of continuing operations	(8,065)	(25,963)	(34,028)	(722)	(2,302)	(37,052)

Financing activities of continuing operations
Increase/(decrease) in deposits	32	43,997	44,029	(2,840)	5,174	46,363

Increase/(decrease) in short-term borrowings	6,941	(3,773)	3,168	0	(966)	2,202

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,853	2,351	21,204	0	(41)	21,163

Issuances of long-term debt	8,647	30,873	39,520	3,786	828	44,134

Repayments of long-term debt	(3,358)	(12,948)	(16,306)	(600)	345	(16,561)

Issuances of common shares	0	0	0	76	0	76

Issuances of treasury shares	0	0	0	0	15,211	15,211

Repurchase of treasury shares	0	(1,414)	(1,414)	(65)	(16,471)	(17,950)

Dividends paid/capital repayments (including minority interests and trust preferred securities)	(39)	(474)	(513)	0	(93)	(606)

Other, net	1,002	(1,483)	(481)	(471)	(1,224)	(2,176)

Net cash provided by/(used in) financing activities of continuing operations	32,078	57,129	89,207	(114)	2,763	91,856

Effect of exchange rate changes on cash and due from banks	(50)	(2,068)	(2,118)	0	(384)	(2,502)

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	0	0	0	0	2,621	2,621

Net cash provided by/(used in) investing activities of discontinued operations	0	0	0	0	(3,331)	(3,331)

Net cash provided by/(used in) financing activities of discontinued operations	0	0	0	0	(395)	(395)

Net increase/(decrease) in cash and due from banks	410	2,060	2,470	(57)	(1,564)	849

Cash and due from banks at beginning of financial year	413	14,823	15,236	59	9,504	24,799

Cash and due from banks at end of financial year	823	16,883	17,706	2	7,940	25,648

37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Group’s accounting policies, see note 1 “Summary of significant accounting policies.”

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

Scope of consolidation
Under US GAAP, the Group deconsolidated certain entities that issue redeemable preferred securities under FIN 46(R). Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Discontinued operations
Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions into a separate discontinued operations item and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and are valued according to the respective captions.

Real estate held for investment
Under US GAAP, Real estate held for investment is valued at cost less accumulated depreciation and any impairments.
For Swiss GAAP, Real estate held for investment that the Group intends to hold permanently is also accounted for at cost less accumulated depreciation. If the Group does not, however, intend to hold real estate permanently, real estate is accounted for at LOCOM.

Investments in securities
Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the consolidated statements of income but reported in AOCI, which is part of Total shareholders’ equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The new cost basis will not be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM with market fluctuations where required recorded in Other revenues. Foreign exchange gains and losses are recognized as Trading revenues.

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The impairment cannot be reversed in future periods.

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

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. US GAAP permits such instruments to be carried at fair value with changes recorded in the consolidated statement of income. Alternatively, under US GAAP as precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative may be bifurcated under US GAAP and carried at fair value with the host instrument carried on an accrual basis.

Under Swiss GAAP, precious metal loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency, not a commodity accounted for at fair value.
Goodwill and intangible assets
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding five years, except in justified cases (up to 20 years). In addition, goodwill is tested for impairment.
Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over a useful life, up to a maximum of five years. Additionally, these assets are tested for impairment.
Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP, the liability and related pension expense is determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees.

Reserves for general banking risks
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of Total shareholders’ equity. US GAAP does not allow general unallocated provisions.
Nontrading assets measured at fair value
Under US GAAP, the following nontrading assets are measured at fair value: Mortgage Servicing Rights (MSRs), Life Settlement Contracts (LSC) and hybrid instruments. Changes in value are reported in the consolidated statement of income. Under Swiss GAAP, MSRs and LSC are measured at LOCOM. Hybrid instruments are bifurcated for Swiss GAAP purposes.

38 Credit Suisse Group Parent Company
The following condensed Credit Suisse Group Parent Company financial information is based on the Parent Company financial statements included in this Annual Report 2006, which are in accordance with the requirements of the Swiss Code of Obligations.

Condensed statements of income

Year ended December 31, in CHF m	2006	2005	2004

Interest income and income from securities	221	1,125	361

Income from investments in subsidiaries	2,937	2,778	960

Gain on sale of long-term assets	8,247	0	34

Other income	478	610	345

Total income	11,883	4,513	1,700

Interest expense	560	462	431

Compensation, benefits and directors' fees	194	301	117

Other expenses	106	289	274

Depreciation, write-offs and provisions	0	1	9

Tax expense	13	106	38

Total expenses	873	1,159	869

Net income	11,010	3,354	831

Condensed balance sheets

December 31, in CHF m	2006	2005

Assets
Cash and due from banks	10,196	160

Securities	3,690	5,231

Advances to subsidiaries	9,860	5,677

Investment in subsidiaries	31,116	34,243

Other assets	497	376

Total assets	55,359	45,687

Liabilities and shareholders' equity
Advances from subsidiaries	9,614	5,906

Bonds	1,000	2,000

Other liabilities	2,019	1,748

Total liabilities	12,633	9,654

Share capital	607	624

Legal reserve	13,216	13,168

Reserve for own shares	4,566	1,950

Free reserves	10,000	14,540

Retained earnings brought forward	3,327	2,397

Net income	11,010	3,354

Total shareholders' equity	42,726	36,033

Total liabilities and shareholders' equity	55,359	45,687

Condensed statements of cash flow

Year ended December 31, in CHF m	2006	2005	2004

Cash flows from operating activities
Net income	11,010	3,354	831

Net adjustments to reconcile net income to net cash provided by/(used in) operating activities	(8,120)	(466)	(176)

Net cash provided by/(used in) operating activities	2,890	2,888	655

Cash flows from investing activities
Purchases of securities	(5,428)	(3,513)	(1,138)

Proceeds from sale of securities	4,768	391	1,210

Proceeds from sale of Winterthur	12,300	0	0

(Increase)/decrease of investments in and advances to subsidiaries	(5,027)	(835)	358

Net cash provided by/(used in) investing activities	6,613	(3,957)	430

Cash flows from financing activities
Increase/(decrease) of advances from subsidiaries	3,708	2,031	(1,192)

Repayments of bonds	(800)	0	(600)

Proceeds from issuances of common shares	49	4	90

Dividends paid/repayment of share capital	(2,424)	(1,821)	(599)

Net cash provided by/(used in) financing activities	533	214	(2,301)

Net increase/(decrease) in cash and due from banks	10,036	(855)	(1,216)

Cash and due from banks at beginning of financial year	160	1,015	2,231

Cash and due from banks at end of financial year	10,196	160	1,015

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	91	10	0

Cash paid during the year for interest	529	447	473

Cash dividends received from subsidiaries	2,937	2,778	960

Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Group's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.
As discussed in Notes 1 and 2 to the consolidated financial statements, in 2006 the Group changed its method of accounting for defined benefit pension plans, in 2005 the Group changed its method of accounting for share-based compensation and in 2004 the Group changed its method of accounting for certain variable interest entities.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA
/s/ David L. Jahnke /s/ Robert S. Overstreet
David L. Jahnke Robert S. Overstreet Auditor in Charge
Zurich, Switzerland March 23, 2007
Controls and procedures
Evaluation of controls and procedures
The Group has evaluated the effectiveness of the design and operation of its controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group’s Chief Executive Officer and the Group’s Chief Financial Officer, pursuant to Rule 13a-15 under the Exchange Act. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of the Group’s controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Management report on internal control over financial reporting
The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control system is designed to provide reasonable assurance to the Group’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with US generally accepted accounting principles.

All internal control systems, no matter how well designed and implemented, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has made a comprehensive review, evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2006. The standard measures adopted by management in making its evaluation are the measures in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

Based upon its review and evaluation, management, including the Chief Executive Officer and the Chief Financial Officer, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2006.

KPMG, Klynveld Peat Marwick Goerdeler SA, the Group’s independent auditors, have issued an unqualified opinion on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, as stated in their report on page 230.

Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Credit Suisse Group and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2006, and our report dated March 23, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA
/s/ David L. Jahnke /s/ Robert S. Overstreet

David L. Jahnke Robert S. Overstreet Auditor in Charge
Zurich, Switzerland March 23, 2007
Parent company financial statements
Credit Suisse Group parent company financial statements are prepared in accordance with the Swiss Code of Obligations.
Statement of income

Year ended December 31, in CHF 1,000	2006	2005	Change	Change in %

Income
Interest income and income from securities	221,236	1,125,185	(903,949)	(80)

Income from investments in Group companies	2,937,141	2,777,651	159,490	6

Gain on sale of long-term assets	8,246,562	–	8,246,562	-

Other income	478,235	609,588	(131,353)	(22)

Total income	11,883,174	4,512,424	7,370,750	163

Expenses
Interest expense	560,028	461,560	98,468	21

Compensation, benefits and directors' fees	193,658	301,089	(107,431)	(36)

Other expenses	106,340	289,223	(182,883)	(63)

Depreciation, write-offs and provisions	300	918	(618)	(67)

Tax expense	13,000	105,501	(92,501)	(88)

Total expenses	873,326	1,158,291	(284,965)	(25)

Net income	11,009,848	3,354,133	7,655,715	228

Balance sheet before appropriation of retained earnings

December 31, in CHF 1,000	Notes	2006	2005	Change	Change in %

Assets
Investments in Group companies	7	31,116,422	34,242,863	(3,126,441)	(9)

Long-term loans to Group companies		9,859,899	5,677,290	4,182,609	74

Securities		3,689,626	1,458,987	2,230,639	153

Long-term assets		44,665,947	41,379,140	3,286,807	8

Cash with Group companies		10,196,410	159,786	10,036,624	-

Securities		–	3,771,878	(3,771,878)	(100)

Other receivables from third parties		5,395	3,302	2,093	63

Accrued income and prepaid expenses		491,946	373,365	118,581	32

Current assets		10,693,751	4,308,331	6,385,420	148

Total assets		55,359,698	45,687,471	9,672,227	21

Shareholders' equity and liabilities
Share capital	11	607,431	623,876	(16,445)	(3)

Legal reserve	13	13,215,583	13,167,672	47,911	0

Reserve for own shares	10	4,566,173	1,950,228	2,615,945	134

Free reserves		10,000,000	14,540,000	(4,540,000)	(31)

Retained earnings:
retained earnings brought forward		3,327,390	2,396,962	930,428	39

net income		11,009,848	3,354,133	7,655,715	228

Shareholders' equity		42,726,425	36,032,871	6,693,554	19

Bonds	6	1,000,000	2,000,000	(1,000,000)	(50)

Long-term loans from Group companies		5,983,881	3,708,941	2,274,940	61

Provisions	14	345,395	344,777	618	0

Long-term liabilities		7,329,276	6,053,718	1,275,558	21

Payables to third parties		1,124,756	801,469	323,287	40

Payables to Group companies		3,630,525	2,197,080	1,433,445	65

Accrued expenses and deferred income		548,716	602,333	(53,617)	(9)

Current liabilities		5,303,997	3,600,882	1,703,115	47

Total liabilities		12,633,273	9,654,600	2,978,673	31

Total shareholders' equity and liabilities		55,359,698	45,687,471	9,672,227	21

Notes to the parent company financial statements
1 Contingent liabilities

December 31, in CHF m	2006	2005

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	45,929	35,047

– of which have been entered into on behalf of subsidiaries	45,929	35,047

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

2 Balance sheet assets with retention of title to secure own obligations
There are no such assets.
3 Off-balance sheet obligations relating to leasing contracts
There are no such obligations.
4 Fire insurance value of tangible fixed assets
There are no such assets.
5 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans

December 31, in CHF m	2006	2005

Total liabilities	34	34

6 Bonds issued

December 31, in CHF m	Interest rate	Year of issue/ maturity date	2006	2005

Bonds	4.000%	1997 - 31.10.06	-	800

Bonds	4.000%	1997 - 23.05.07	1,000	1,000

Bonds	3.500%	1998 - 15.09.08	500	500

Bonds	3.500%	1999 - 02.07.09	500	500

Bonds with a maturity of less than one year are recorded as payables to third parties.

7 Principal participations
The company’s principal participations are shown in the Notes to the Credit Suisse Group consolidated financial statements.
8 Release of undisclosed reserves
No significant undisclosed reserves were released.
9 Revaluation of long-term assets to higher than cost
There was no such revaluation.
10 Own shares held by the company and by Group companies

	2006		2005

	Share equivalents	in CHF m	Share equivalents	in CHF m

At beginning of financial year
Physical holdings1)	122,391,983	7,808	103,086,736	4,921

Holdings, net of pending obligations	26,291,272	1,370	1,089,220	52

At end of financial year
Physical holdings1)	152,394,952	12,451	122,391,983	7,808

Holdings, net of pending obligations	42,515,942	3,084	26,291,272	1,370

1) Representing 12.5%, 9.8% and 8.5% of issued shares as of December 31, 2006, 2005 and 2004, respectively.

11 Share capital, conditional and authorized capital of Credit Suisse Group

	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2005			1,247,752,166	623,876,083

Issued capital
Cancellation of shares			(34,000,000)	(17,000,000)

Conditional capital
Warrants and convertible bonds
AGM of April 30, 2004	50,000,000	25,000,000

Securities converted January 1, 2004 - December 31, 2005	(33,674,575)	(16,837,288)

Capital cancelled	(16,325,425)	(8,162,712)

Remaining capital	–	–

Warrants and convertible bonds
AGM of April 30, 2004	50,000,000	25,000,000

Remaining capital	50,000,000	25,000,000

Staff shares
AGM of April 30, 2004	112,460,426	56,230,213

Subscriptions exercised January 1, 2004 - December 31, 2005	(15,950,705)	(7,975,352)

Subscriptions exercised January 1 - December 31, 2006	–	–	–	–

Remaining capital	96,509,721	48,254,861

Staff shares (Donaldson, Lufkin & Jenrette option programs)
AGM of April 30, 2004	18,340,920	9,170,460

Subscriptions exercised January 1, 2004 - December 31, 2005	(3,120,972)	(1,560,486)

AGM of April 28, 2006 (Reduction)	(6,819,948)	(3,409,974)

AGM of April 28, 2006	8,400,000	4,200,000

Subscriptions exercised January 1 - December 31, 2006	(1,109,847)	(554,924)	1,109,847	554,924

Remaining capital	7,290,153	3,645,076

Authorized capital
Acquisitions of companies/participations
AGM of April 29, 2005 (re-authorized)	45,480,000	22,740,000

Remaining capital	45,480,000	22,740,000

Share capital as of December 31, 2006			1,214,862,013	607,431,007

Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase

We have examined the issuance of shares for the period from January 1, 2006 to December 31, 2006 in accordance with the resolutions passed by the General Meetings of Shareholders of September 29, 2000 and May 31, 2002 in accordance with Swiss law and Credit Suisse Group’s (the “Group”) Articles of Association.

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

In our opinion the issuance of 1,109,847 registered shares with a nominal value of CHF 0.50 each and a total nominal value of CHF 554,923.50, is in agreement with Swiss law, the Group’s Articles of Association, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Philipp Rickert /s/ Hieronymus T. Dormann

Philipp Rickert Hieronymus T. Dormann Auditor in Charge

Zurich, Switzerland January 30, 2007
12 Significant shareholders
Credit Suisse Group was informed through disclosure notifications on September 19 and 20, 2006, that AXA S.A.’s holdings of Credit Suisse Group shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights. For further information on own shares, see note 10 “Own shares held by the company and by Group companies.”

13 Legal reserves
The change in legal reserves compared to December 31, 2005, equals the capital surplus of CHF 47.9 million received for newly issued shares, net of issuing cost.
14 Provisions
This item includes general provisions of CHF 311 million.
Proposals to the Annual General Meeting
Proposed appropriation of retained earnings

in CHF

Retained earnings brought forward	3,327,390,120

Net income	11,009,847,975

Retained earnings available for appropriation	14,337,238,095

Dividend
CHF 2.24 per registered share of CHF 0.50 par value (1,172,427,013 registered shares eligible for dividend as of December 31, 2006)	2,626,236,509

To be carried forward	11,711,001,586

Total	14,337,238,095

42,435,000 registered shares repurchased under the share buyback program and held as of December 31, 2006 are not eligible for dividend. The number of registered shares eligible for dividend at the dividend payment date may change due to the repurchases under the share buyback program and the issuance of new registered shares.

Proposed reduction of share capital by repayment of par value
In addition to the dividend payment, the Board of Directors proposes a par value reduction of CHF 0.46 per registered share, reducing the par value per share from CHF 0.50 to CHF 0.04. The par value reduction will be paid to the shareholders on July 18, 2007.

Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich

As statutory auditors of Credit Suisse Group, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2006.
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

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse Group's Articles of Association.
We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Hieronymus T. Dormann /s/ Philipp Rickert

Hieronymus T. Dormann Philipp Rickert Auditor in Charge Certified Accountant

Zurich, Switzerland March 23, 2007
Main offices
Credit Suisse Group
Paradeplatz 8 8070 Zurich Switzerland Phone +41 44 212 16 16 Fax +41 44 333 25 87
Credit Suisse
Paradeplatz 8 8070 Zurich Switzerland Phone +41 44 333 11 11 Fax +41 44 332 55 55
Credit Suisse
Eleven Madison Avenue New York, NY 10010-3629 United States Phone +1 212 325 2000 Fax +1 212 325 6665
Credit Suisse
One Cabot Square London E14 4QJ United Kingdom Phone +44 20 7888 8888 Fax +44 20 7888 1600
Credit Suisse
Three Exchange Square 22nd Floor 8 Connaught Place, Central Hong Kong Phone +852 2101 6000 Fax +852 2101 7990
Credit Suisse
Izumi Garden Tower 6-1, Roppongi 1-Chome Minato-ku Tokyo, 106-6024 Japan Phone +81 3 4550 9000 Fax +81 3 4550 9800
Enquiries
Credit Suisse Group
Investor Relations
Ian Roundell, Marc Buchheister
Tel. +41 44 333 1748, +41 44 333 3169
Fax +41 44 333 2587

Credit Suisse Group
Media Relations
Charles Naylor, Andrés Luther
Tel. +41 44 333 8844
Fax +41 44 333 8877

Impressum
Design: Arnold Design AG, Uerikon-Zurich
Production: Management Digital Data AG, Zurich
Print: NZZ Fretz AG, Zurich

Photography:
Thomas Eugster (Walter B. Kielholz & Board), Marc Wetli (Oswald J. Grübel)

A sparing and sustainable approach to dealing with nature’s resources is important to Credit Suisse. For this reason, we have printed the “Annual Report 2006” edition on paper that is made from at least 50 percent recycled fibers. And at least 17.5 percent of the fiber used to manufacture this paper comes from forests certified by the Forest Stewardship Council.

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

– The ability to maintain sufficient liquidity and access capital markets;
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