Form 20-F
period 2007-12-31
CREDIT SUISSE GROUP
filed 2008-03-20
CIK 1159510

As filed with the Securities and Exchange Commission on March 20, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007.
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

Commission file number: 001-15244
Credit Suisse Group
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Commission file number: 001-33434
Credit Suisse
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities of Credit Suisse Group Name of each exchange on which registered
American Depositary Shares each representing one Share New York Stock Exchange
Shares par value CHF 0.04* New York Stock Exchange*
Title of each class of securities of Credit Suisse
14.25% Reverse Convertible Securities due April 29, 2008
Linked to the Common Stock of Ford Motor Company American Stock Exchange
Fixed to Floating Rate Tier 1 Capital Notes New York Stock Exchange
Floating Rate Tier 1 Capital Notes New York Stock Exchange
Buffered Accelerated Return Equity Securities (BARES)
due November 6, 2012 Linked to the Performance of the
CS/RT Emerging Infrastructure Index Powered by HOLT American Stock Exchange
Accelerated Return Equity Securities (ARES) due
November 6, 2012 Linked to the Performance of the
CS/RT Emerging Infrastructure Index Powered by HOLT American Stock Exchange

Title of each class of securities of Credit Suisse (USA), Inc.
61/8% Notes due 2011 New York Stock Exchange
Five-Year Contingent Protection Securities due September 30,
2008 Linked to the S&P 500® Index American Stock Exchange
Five-Year Contingent Protection Securities due November 26,
2008 Linked to the S&P 500® Index American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2007: 1,162,432,140 shares of Credit Suisse Group

Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
Yes No
If this report is an annual or transition report, indicate by check mark if the Registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes No
Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filers Accelerated filers Non-accelerated filers
Indicate by check mark which financial statement item the Registrants have elected to follow.
Item 17 Item 18
If this is an annual report, indicate by check mark whether the Registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)
Yes No
*Not for trading, but only in connection with the registration of the American Depositary Shares.

Definitions
Sources
Cautionary Statement Regarding Forward-Looking Information
Item 1. Identity of Directors, Senior Management and Advisers.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
Item 4. Information on the Company.
Item 4.A. Unresolved Staff Comments.
Item 5. Operating and Financial Review and Prospects.
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
Item 9. The Offer and Listing.
Item 10. Additional Information.
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
Item 12. Description of Securities other than Equity Securities.
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16.A. Audit Committee Financial Expert.
Item 16.B. Code of Ethics.
Item 16.C. Principal Accountant Fees and Services.
Item 16.D. Exemptions from the Listing Standards for Audit Committee.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
SIGNATURES
Annual Report 2007
Dear shareholders, clients and colleagues
I – Information on the company
Global reach of Credit Suisse
The year at Credit Suisse
Vision, mission and principles
Corporate citizenship
Strategy
Our businesses
Organizational structure
Regulation and supervision
II – Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results summary
Assets under Management
Critical accounting estimates
III – Balance sheet, Off-balance sheet, Treasury and Risk
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
Risk management
IV – Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
V – Consolidated financial statements – Credit Suisse Group
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
Consolidated statements of income
Consolidated balance sheets
Statements of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Earnings per share
13 Securities borrowed, lent and subject to repurchase agreements
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Premises and equipment
19 Goodwill
20 Other intangible assets
21 Life settlement contracts
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income
26 Tax
27 Employee share-based compensation and other benefits
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers and servicing of financial assets
33 Financial instruments
34 Assets pledged or assigned
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and associates
39 Supplementary subsidiary guarantee information
40 Credit Suisse Group Parent company
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Controls and procedures
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich
VI – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich
Statements of income
Balance sheets
Notes to the financial statements
1 Accounting principles
2 Contingent liabilities
3 Compensation and loans to members of the Board of Directors and the Executive Board
4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
5 Bonds issued
6 Principal participations
7 Own shares held by the company and by Group companies
8 Share capital, conditional and authorized capital of Credit Suisse Group
9 Significant shareholders
Proposed appropriation of retained earnings
Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase
VII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich
Consolidated statements of income
Consolidated balance sheets
Statements of changes in shareholder’s equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Segment information
5 Net interest income
6 Commissions and fees
7 Other revenues
8 Provision for credit losses
9 Compensation and benefits
10 General and administrative expenses
11 Securities borrowed, lent and subject to repurchase agreements
12 Trading assets and liabilities
13 Investment securities
14 Other investments
15 Loans
16 Premises and equipment
17 Goodwill
18 Other intangible assets
19 Life settlement contracts
20 Other assets and other liabilities
21 Deposits
22 Long-term debt
23 Accumulated other comprehensive income
24 Tax
25 Employee share-based compensation and other benefits
26 Related parties
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers and servicing of financial assets
31 Financial instruments
32 Assets pledged or assigned
33 Capital adequacy
34 Litigation
35 Significant subsidiaries and associates
36 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Controls and procedures
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich
VIII – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditors to the General Meeting of Credit Suisse, Zurich
Financial review
Statements of income
Balance sheets
Off-balance sheet business
Notes to the financial statements
1 Description of business activities
2 Accounting and valuation policies
3 Additional information on the parent company income statement
4 Pledged assets and assets under reservation of ownership
5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
6 Liabilities due to own pension plans
7 Valuation adjustments and provisions
8 Composition of share capital and authorized capital
9 Major shareholders and groups of shareholders
10 Shareholder’s equity
11 Assets from and liabilities to affiliated companies and loans to members of the Bank parent company’s governing bodies
12 Significant transactions with related parties
13 Fire insurance value of tangible fixed assets
14 Liabilities for future payments in connection with operating leases
15 Fiduciary transactions
16 Number of employees
17 Foreign currency translation rates
18 Outsourcing of services
Proposed appropriation of retained earnings
IX – Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
X – Investor information

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2007, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Sources
Throughout this Form 20-F and the attached Annual Report 2007, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary Statement Regarding Forward-Looking Information
For Credit Suisse and the Bank, please see X – Investor Information–Cautionary statement regarding forward looking-information on page 390 of the attached Annual Report 2007.

This Form 20-F supersedes in its entirety the Report on Form 6-K of Credit Suisse Group filed on February 19, 2008 (accession number: 0001104659-08-011285).
Part I
Item 1. Identity of Directors, Senior Management and Advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer Statistics and Expected Timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key Information.
A – Selected financial data.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 352 to 353 of the attached Annual Report 2007.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see IX – Additional information – Risk factors on pages 375 to 380 of the attached Annual Report 2007.
Item 4. Information on the Company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company on pages 10 to 14 and IV – Corporate governance – Company on page 123 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 3, Business developments in V – Consolidated financial statements – Credit Suisse Group on pages 184 to 185 of the attached Annual Report 2007. For the Bank, please see Note 3, Business developments in VII – Consolidated financial statements – Credit Suisse (Bank) on page 291 of the attached Annual Report 2007.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 15 to 31 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 5, Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 185 to 188 of the attached Annual Report 2007. For the Bank, please see Note 4, Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 291 to 293 of the attached Annual Report 2007.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational structure on pages 27 to 28 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 41 of the attached Annual Report 2007. For a list of Credit Suisse’s significant subsidiaries, please see Note 38, Significant subsidiaries and associates in V – Consolidated financial statements – Credit Suisse Group on pages 245 to 247 of the attached Annual Report 2007. For a list of the Bank’s significant subsidiaries, please see Note 35, Significant subsidiaries and associates in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 331 to 333 of the attached Annual Report 2007.

D – Property, plants and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on pages 385 to 386 of the attached Annual Report 2007.
Information Required by Industry Guide 3.
For Credit Suisse, please see IX – Additional information–Statistical information on pages 354 to 367 of the attached Annual Report 2007. For the Bank, please see IX – Additional information–Statistical information on page 368 of the attached Annual Report 2007.

Item 4.A. Unresolved Staff Comments.
None.
Item 5. Operating and Financial Review and Prospects.
A – Operating results.
For Credit Suisse, please see II – Operating and financial review on pages 34 to 80 of the attached Annual Report 2007. For the Bank, please see II – Operating and financial review on pages 34 to 80 (excluding –Credit Suisse, –Core Results and –Corporate Center but including –Credit Suisse – Revaluing of certain asset-backed securities positions on pages 38 to 39, and –Allocations and funding and –Differences between Group and Bank on pages 40 to 42) of the attached Annual Report 2007.

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Balance Sheet, Off-balance sheet, Treasury and Risk – Treasury management on pages 92 to 103 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 24, Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 202 to 203 of the attached Annual Report 2007. For the Bank, please see Note 22, Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 304 of the attached Annual Report 2007.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Balance sheet, Off-balance sheet, Treasury and Risk – Balance sheet, off-balance sheet and other contractual obligations on pages 82 to 91 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 32, Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group on pages 227 to 232 of the attached Annual Report 2007. For the Bank, please see Note 30, Transfers and servicing of financial assets in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 323 to 325 of the attached Annual Report 2007.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Balance sheet, Off-balance sheet, Treasury and Risk – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on pages 90 to 91 of the attached Annual Report 2007.

Item 6. Directors, Senior Management and Employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Members of the Board of Directors and the Committees on pages 132 to 138, and –Executive Board – Members of the Executive Board on pages 139 to 143, of the attached Annual Report 2007.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate governance–Compensation on pages 144 to 158 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 10, Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 190, Note 29, Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 214 to 221, and Note 3, Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 266 to 273, of the attached Annual Report 2007. For the Bank, please see Note 9, Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 295 and Note 27, Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 314 to 320 of the attached Annual Report 2007.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors and –Executive Board on pages 128 to 143 of the attached Annual Report 2007.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Company – Employees on pages 123 to 124 of the attached Annual Report 2007.
E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation – Share-based compensation plans and –Compensation and loans to members of the Board of Directors and the Executive Board on pages 146 to 158 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 27, Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group on pages 208 to 213, and Note 3, Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 266 to 273, of the attached Annual Report 2007. For the Bank, please see Note 25, Employee share-based compensation and other benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 309 to 312 of the attached Annual Report 2007.

Item 7. Major Shareholders and Related Party Transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 125 to 128 of the attached Annual Report 2007. Credit Suisse’s major shareholders do not have different voting rights. The Bank is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Compensation – Compensation and loans to members of the Board of Directors and the Executive Board on pages 151 to 158 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 28, Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 213 to 214 of the attached Annual Report 2007. For the Bank, please see Note 26, Related parties in VII – Consolidated financial statements–Credit Suisse (Bank) on pages 312 to 314 of the attached Annual Report 2007.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial Information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s and the Bank’s legal or arbitration proceedings, please see IX – Additional information – Legal proceedings on pages 370 to 374 of the attached Annual Report 2007. In addition, for Credit Suisse, please see Note 37, Litigation in V – Consolidated financial statements – Credit Suisse Group on page 244 of the attached Annual Report 2007. For the Bank, please see Note 34, Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 330 of the attached Annual Report 2007.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury Management – Dividends and dividend policy on pages 97 to 98 of the attached Annual Report 2007.

B – Significant changes.
None.
Item 9. The Offer and Listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Listing details on page 384 to 385 of the attached Annual Report 2007. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional Information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse and the Bank, please see IV – Corporate Governance–Overview, –Shareholders and –Board of Directors on pages 122 to 138 and –Additional information on pages 159 to 160 of the attached Annual Report 2007.

C – Material contracts.
For Credit Suisse, please see IX – Additional information – Other information – Material contract on page 381 of the attached Annual Report 2007. The Bank does not have any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.

D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 381 of the attached Annual Report 2007.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 381 to 384 of the attached Annual Report 2007. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file periodic reports and other information with the SEC. You may read and copy any document that Credit Suisse and the Bank file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect Credit Suisse’s and the Bank’s SEC reports and other information at the New York Stock Exchange, Inc., 11 Wall Street, New York, NY 10005.

The information Credit Suisse and the Bank file with the SEC may also be found on the Credit Suisse website at www.credit-suisse.com. In addition, our website also contains corporate governance policies and other documents of Credit Suisse and the Bank. Information contained on our website is not incorporated by reference into this Form 20-F.

I – Subsidiary information.
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
For Credit Suisse and the Bank, please see III – Balance sheet, Off-balance sheet, Treasury and Risk–Risk management on pages 104 to 120 of the attached Annual Report 2007.
Item 12. Description of Securities other than Equity Securities.
Not required because this Form 20-F is filed as an annual report.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
For Credit Suisse, please see III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management – Capital management – Dividends and dividend policy on pages 97 to 98, and the Statement of changes in shareholders’ equity in V – Consolidated financial statements – Credit Suisse Group on page 168, of the attached Annual Report 2007 with respect to the reduction in par value of Credit Suisse Group shares. There have not been any modifications to the rights of the Bank’s securities.

Item 15. Controls and Procedures.
For Credit Suisse and the related report from the Group’s independent auditors, please see Controls and Procedures in V – Consolidated financial statements – Credit Suisse Group on pages 258 to 259 of the attached Annual Report 2007. For the Bank and the related report from the Bank’s independent auditors, please see Controls and Procedures in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 334 to 335 of the attached Annual Report 2007.

Item 16.A. Audit Committee Financial Expert.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors – Board Committees – Audit Committee on pages 131 to 132 of the attached Annual Report 2007.
Item 16.B. Code of Ethics.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Corporate governance framework on pages 122 to 123 of the attached Annual Report 2007. We have posted a copy of our Code of Conduct on our website at www.credit-suisse.com.

Item 16.C. Principal Accountant Fees and Services.
For Credit Suisse and the Bank, please see IV – Corporate governance – Additional Information – Internal and external auditors on pages 159 to 160 of the attached Annual Report 2007.
Item 16.D. Exemptions from the Listing Standards for Audit Committee.
None.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
For Credit Suisse, please see III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management – Capital management – Share repurchase activities on pages 96 to 97 of the attached Annual Report 2007. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Part III
Item 17. Financial Statements.
Not applicable.
Item 18. Financial Statements.
Credit Suisse’s consolidated financial statements and parent company financial statements, together with the notes thereto and the Reports of the Independent Registered Public Accounting Firm thereon, are set forth on pages 163 to 277 of the attached Annual Report 2007 and incorporated by reference herein. The Bank’s consolidated financial statements and parent company financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Reports of the Independent Registered Public Accounting Firm thereon, are set forth on pages 281 to 350 of the attached Annual Report 2007 and incorporated by reference herein.

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group as of January 30, 2008.
1.2 Articles of association (Statuten) of Credit Suisse (Bank) as of April 19, 2006 (incorporated by reference to Exhibit 1.1 of Credit Suisse Group’s report on Form 6-K filed on March 28, 2007).
1.3 Regulations governing the conduct of business of Credit Suisse Group (OGR) as of January 1, 2007 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group’s annual report on Form 20-F filed on March 26, 2007).

4.1 Share Purchase Agreement, dated June 13, 2006, by and between Credit Suisse Group and AXA S.A. regarding Purchase and Sale of all Shares of Winterthur (incorporated by reference to Exhibit 4.1 of Credit Suisse Group’s annual report on Form 20-F filed on March 26, 2007).

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 38, Significant subsidiaries and associates in V – Consolidated financial statements – Credit Suisse Group on pages 245 to 247, and significant subsidiaries of the Bank are set forth in Note 35, Significant subsidiaries and associates in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 331 to 333 in the attached Annual Report 2007 and incorporated by reference herein.

10.1 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich with respect to Credit Suisse Group financial statements.
10.2 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich with respect to the Credit Suisse (Bank) financial statements.
12.1 Rule 13a-14(a) certification of the Chief Executive Officer of Credit Suisse Group and Credit Suisse (Bank), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Rule 13a-14(a) certification of the Chief Financial Officer of Credit Suisse Group and Credit Suisse (Bank), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certifications pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Credit Suisse Group and Credit Suisse (Bank).
15.1 Computations of ratios of earnings to fixed charges of Credit Suisse Group and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and –Ratio of earnings to fixed charges – Bank on page 369 of the attached Annual Report 2007 and incorporated by reference herein.

SIGNATURES

Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP
(Registrant)
Date: March 20, 2008

/s/ Brady Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE
(Registrant)
Date: March 20, 2008

/s/ Brady Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

Annual Report 2007

CREDIT SUISSE

New Perspectives

Annual Report 2007

Credit Suisse provides integrated and customized client solutions by leveraging the global capabilities of Private Banking, Investment Banking and Asset Management. We continue to strengthen our client focus to deliver a superior value proposition.

The needs of clients differ considerably with respect to client segments and individual circumstances. At Credit Suisse, we aim to understand our clients’ needs and aspirations on a deeper level in order to offer them targeted and effective solutions. We increasingly deliver our full capabilities in a client-oriented rather than product-driven approach. During 2007, we introduced our new client coverage model for top clients in Switzerland, and we continue to roll it out to other regions. Our strengthened client-focused approach in 2007 included our enhanced offerings targeted at entrepreneurs in Europe and Asia, the reorganization of our securities businesses to offer clients a single point of contact across asset classes and the launching of a qualitative segmentation model for private banking clients. With our strong commitment to the client-focused integrated bank, we aspire to become the world’s premier and most admired bank, fostering a culture of excellence, innovation and leadership. We are continuing to build a truly client-centric organization with a superior value proposition, leveraging our various distribution channels. By building a globally integrated provider of financial services, we also aim to grow revenues and further increase productivity by managing our resources more efficiently.

Christoph Hasenböhler, relationship manager, Berne The objective of a curler is to direct the polished granite stone toward the middle of the so-called “house.” Credit Suisse’s Client Centricity initiative, as its name implies, also aims to put its clients at thecenter to further improve our comprehensive understanding of theirneeds. Christoph Hasenböhler led parts of a Client Centricity pilot project in the Swiss Mittelland region. To learn more about this pilot project, please refer to our Business Review 2007.

Financial highlights

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Net income (CHF million)

Income from continuing operations	7,760	8,281	4,526	(6)	83

Net income	7,760	11,327	5,850	(31)	94

Earnings per share (CHF)

Basic earnings per share from continuing operations	7.43	7.53	3.98	(1)	89

Basic earnings per share	7.43	10.30	5.17	(28)	99

Diluted earnings per share from continuing operations	6.96	7.19	3.90	(3)	84

Diluted earnings per share	6.96	9.83	5.02	(29)	96

Return on equity (%)

Return on equity	18.0	27.5	15.4	–	–

Core Results (CHF million)

Net revenues	34,953	34,940	28,415	0	23

Provision for credit losses	240	(111)	(144)	–	(23)

Total operating expenses	25,565	24,311	23,200	5	5

Income from continuing operations before taxes	9,148	10,740	5,359	(15)	100

Core Results statement of income metrics (%)

Cost/income ratio	73.1	69.6	81.6	–	–

Pre-tax income margin	26.2	30.7	18.9	–	–

Effective tax rate	13.7	22.2	17.3	–	–

Net income margin from continuing operations	22.2	23.7	15.9	–	–

Net income margin	22.2	32.4	20.6	–	–

Assets under management and net new assets (CHF billion)

Assets under management	1,554.7	1,485.1	1,319.4	4.7	12.6

Net new assets	50.4	95.4	57.4	–	–

Balance sheet statistics (CHF million)

Total assets	1,360,680	1,255,956	1,339,052	8	(6)

Net loans	240,534	208,127	205,671	16	1

Total shareholders' equity	43,199	43,586	42,118	(1)	3

Book value per share (CHF)

Total book value per share	42.33	41.02	37.42	3	10

Tangible book value per share	31.23	30.20	23.19	3	30

Shares outstanding (million)

Common shares issued	1,162.4	1,214.9	1,247.8	(4)	(3)

Treasury shares	(141.8)	(152.4)	(122.4)	(7)	25

Shares outstanding	1,020.6	1,062.5	1,125.4	(4)	(6)

Market capitalization

Market capitalization (CHF million)	76,024	99,949	81,847	(24)	22

Market capitalization (USD million)	67,093	81,894	62,241	(18)	32

BIS statistics

Risk-weighted assets (CHF million)	312,068	253,676	232,891	23	9

Tier 1 ratio (%)	11.1	13.9	11.3	–	–

Total capital ratio (%)	14.5	18.4	13.7	–	–

Number of employees (full-time equivalents)

Number of employees	48,100	44,900	44,600	7	1

We delivered income from continuing operations of CHF 7.8 billion for 2007. We continued the implementation of our client-focused integrated bank strategy, further improving the diversification of our revenues and maintaining a strong capital base. Going into 2008, we will increasingly leverage our full global capabilities to provide our clients with targeted, leading-edge solutions.

For purposes of this report, unless the context otherwise requires, the terms "Credit Suisse," "the Group," "we," "us" and "our" mean Credit Suisse Group and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term "the Bank" when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of "-" indicates not meaningful or not applicable.

In our 2007 Business Review you can find a summary of our performance during 2007 and more information about our business. Our Corporate Citizenship Report 2007 provides information about how Credit Suisse discharges its responsibilities with regard to the environment and society as a whole. You can order these via our website at www.credit-suisse.com.

Dear shareholders, clients and colleagues
Credit Suisse reported income from continuing operations of CHF 7,760 million in 2007, a good result in light of the impact of the severe mortgage and credit market dislocation during the second half of the year. Our performance in difficult operating conditions for the entire industry underscores the combination of strengths we benefit from at Credit Suisse and our belief that we are well positioned to continue to create superior value for shareholders.

While not immune to market forces, we successfully navigated through an extremely challenging environment and, driven by the record performance of Private Banking, delivered sustained profitability in 2007. Most importantly, we continued to meet the needs of our clients and, because of our strong capital position, serve as a safe haven in a period of financial uncertainty and volatility.

Our earnings mix is diversified by business and geography, and our integrated model enables us to tap new sources of revenues and improve operating efficiency. Our risk positions are manageable and were reduced substantially during 2007.

We have learned, however, that we must increase our efforts to strengthen our controls. As announced on February 19, 2008, our internal controls identified the need to revalue certain asset-backed positions in our CDO trading business within Investment Banking. Our internal review is now complete, and we found evidence of some intentional misconduct by a small number of traders. As a result of this review, we recorded valuation reductions of CHF 2.86 billion, whereof CHF 1.18 billion relate to net revenues as of the end of 2007, resulting in a CHF 789 million reduction in net income from the amounts we previously reported for fourth quarter and full-year 2007. CHF 1.68 billion of these valuation reductions were recorded in the first quarter of 2008, also reflecting significant adverse market developments. Obviously, these events and the actions of these employees are unacceptable. We have responded promptly to reduce the possibility of this type of situation occurring again.

Our tier 1 capital ratio was 11.1% at the end of 2007, among the highest in our peer group. Based on our performance and financial soundness, the Board of Directors will propose an increased cash dividend for 2007 of CHF 2.50 per share.

2007 financial performance
In 2007, we achieved CHF 7,760 million of net income and income from continuing operations. Net revenues rose to CHF 39,735 million. Diluted earnings per share from continuing operations were CHF 6.96 for 2007 compared to CHF 7.19 in 2006. Return on equity was 18.0% compared to 27.5% in 2006, which included income from discontinued operations.

Private Banking reported record pre-tax income of CHF 5,486 million, a 19% increase from 2006. Net revenues rose 16% to CHF 13,522 million, our best-ever performance, reflecting record results in both Wealth Management and our Swiss Corporate & Retail Banking businesses. In Wealth Management, we benefited from strong growth in net new assets as we continued to expand our onshore capabilities in key developed and fast-growing emerging markets. The credit environment remained favorable throughout the year in Switzerland, driving growth in our businesses.

In Investment Banking, pre-tax income for the full year was CHF 3,649 million, 39% lower than in 2006, reflecting primarily the mortgage and credit market dislocation. Net write-downs in leveraged finance and structured products were CHF 3,187 million, which included CHF 1,177 million from valuation reductions on the revaluing of certain asset-backed securities positions in our CDO trading business. Net revenues declined by 7% year-over-year, to CHF 18,958 million. In 2007, we achieved higher revenues in equity trading, equity underwriting and advisory and other fees than in 2006, as well as in a number of our fixed income businesses, reflecting the increasing diversity of our revenue mix within Investment Banking. Those results were offset by lower fixed income trading and debt underwriting revenues, reflecting the adverse conditions for our structured products and leveraged finance businesses in the second half of 2007.

In Asset Management, we reported pre-tax income of CHF 354 million, and net revenues of CHF 2,577 million, 30% and 10% lower, respectively, than in 2006. These 2007 results include CHF 920 million of valuation reductions related to securities purchased from our money market funds to address liquidity concerns, mostly offset by increased revenues from alternative investments and balanced assets as well as higher private equity and other investment-related gains. Before these valuation reductions, pre-tax income in Asset Management was CHF 1,274 million in 2007, and net revenues were CHF 3,497 million, both well above the prior year, reflecting solid growth and strong performance, particularly in our alternative investments business.

Positioned for profitable growth
As an integrated bank, we believe we are well placed to capture growth opportunities in each of our businesses, as well as from cross-organizational, collaborative activities, even in the more challenging environment we anticipate.

We believe we will continue to benefit from strong growth momentum in Private Banking. Our expertise and financial strength have reinforced our position as a trusted partner to wealthy individuals and families around the world, especially in difficult market conditions. To better serve client needs and propel growth, we intend to increase the proportion of assets we actively manage for clients. We are also focused on expanding our client base among the important high-net-worth and ultra-high-net-worth client segments globally. We are actively increasing the number of relationship managers who are dedicated to these clients and, by tapping our full resources as an integrated bank to meet their sophisticated financial requirements, we believe we can increase our penetration of this sector considerably in 2008.

In Investment Banking, we are investing in businesses with high levels of activity and growth potential. Among the businesses we are targeting for growth are algorithmic trading, commodities, derivatives, life finance and prime services. In addition, we will continue to build on our strong presence in the emerging markets.

In Asset Management, we are focused on capturing the growth opportunities in our strongest investment capabilities, including our alternative investments platform. We are expanding the scale and geographic reach of our private equity product offerings, and intend to grow our hedge fund business further.

Leveraging Credit Suisse’s resources as an integrated bank
Delivering the expertise of the integrated bank to our clients is becoming an increasingly important part of our culture at Credit Suisse. We generated approximately CHF 5.9 billion, or 17%, of our core net revenues from cross-divisional activities in 2007, and we are seeing good progress in collaboration among all three divisions.

Our integrated model also enables us to increase our operating efficiency. Our Centers of Excellence enable us to leverage our worldwide resources and the global talent pool in order to supply our businesses with high-quality services at competitive costs. By the end of 2007, around 10% of our employees were located in these hubs. By the end of 2008, we expect this to rise to at least 15%, which will help us achieve our goal of being in the top quartile of our industry in terms of cost/income ratio by 2010. Credit Suisse is well capitalized and we will continue to manage our capital conservatively. While we have the resources to be opportunistic in expanding our business platform and investing in organic growth, we will continue to be extremely prudent in how and where we invest our capital. We will continue to focus on bolt-on acquisitions that make sense strategically and financially. We are ahead of the original schedule for the share buyback program, but our ability to finish the program during 2008 will depend on market conditions.

Despite the continuing turmoil in the mortgage and credit markets, we believe our integrated model sets us apart and gives us attractive opportunities to build long-term value for our shareholders. We are committed to building on the strength and resilience of our business and believe we can deliver profitable growth across market cycles.

Our success depends on the hard work, innovation and commitment of our employees and their talents and enthusiasm for serving the needs of our clients during 2007, and have made us more confident than ever in what we can create at Credit Suisse.

Yours sincerely,

Walter B. Kielholz Brady W. Dougan
March 2008

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher who founded Credit Suisse in 1856.

I – Information on the company
Credit Suisse at a glance
Global reach of Credit Suisse
The year at Credit Suisse
Vision, mission and principles
Corporate citizenship
Strategy
Our businesses
Organizational structure
Regulation and supervision

Credit Suisse at a glance As one of the world’s leading financial services providers, we are committed to delivering our combined financial expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions: Private Banking[1], Investment Banking[2] and Asset Management[3], which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 48,000 employees from approximately 100 different nations.

[1]Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

[2]Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

[3]Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Global reach of Credit Suisse
We are present around the globe to serve our clients in all geographic regions. With the ongoing globalization, increased capital flows and wealth creation in new markets, we keep expanding our footprint. In 2007, we strengthened our presence, for example in Australia, Austria, China, India, Israel, Kazakhstan, Panama, Turkey, Ukraine and the US. In Brazil, we acquired Hedging-Griffo, a leading asset management and private banking firm. In many markets, we further developed our numerous partnerships and joint ventures. We increased our talent and drove efficiency by opening a fourth Center of Excellence in Wroclaw, Poland, and through the expansion of the existing centers in Raleigh-Durham (North Carolina, US), Singapore and Pune (India).

Regional headquarters
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 332 25 87

Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel. +1 212 325 20 00
Fax +1 212 325 66 65

Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 78 88 88 88
Fax +44 20 78 88 16 00

Credit Suisse
Three Exchange Square, 22nd Floor
8 Connaught Place, Central
Hong Kong
Tel. +852 21 01 60 00
Fax +852 21 01 79 90
The year at Credit Suisse
– (January) We launched Clariden Leu, our independent Swiss private bank, resulting from the merger of our independent private banking subsidiaries. In addition, we launched BANK-now, our specialized supplier of consumer credit and car leasing services in the Swiss market.

– (March) We further expanded our global footprint with the launch of our new stock brokerage business in India, an important growth market for Credit Suisse.
– (March) We strengthened our funding and liquidity model by centralizing debt issuance and the funding of our subsidiaries, with securities being issued primarily by the Bank, our principal operating subsidiary.

– (April) We completed the roll-out of our new client coverage model for our top clients in Switzerland. More than 1,500 Credit Suisse employees are part of the delivery teams.
– (May) Brady W. Dougan assumed the role of Chief Executive Officer (CEO) of Credit Suisse following the retirement of Oswald J. Grübel after a successful 38-year career at Credit Suisse.
– (May) We led the first ever global initial public offering (IPO) of a microfinance institution, Mexico’s Banco Compartamos, S.A., which provides small working capital loans and other financial services to subsistence entrepreneurs.

– (May) We announced the acquisition of Baran Securities, a Turkish broker dealer. Credit Suisse now holds a full broker dealer license on the Istanbul Stock Exchange, offering clients expanded products and services in Turkey.

– (June) We announced the opening of new offices in Kiev, Ukraine, and Almaty, Kazakhstan, reflecting our commitment to dynamic growth markets.
– (June) We announced a 9.9% investment in EcoSecurities Group PLC. EcoSecurities is one of the world’s leading companies in the business of originating, implementing and commercializing carbon credits.

– (July) To capture the growing business opportunities in Islamic banking, we extended our service offering to provide structuring and advice on Sharia-compliant lending and investing activities.
– (July) We signed a strategic partnership agreement with the National Pension Service of the Republic of Korea, leveraging our global experience to provide a broad range of services, including asset management, risk management, governance, training and technology.

– (July) With the launch of the “stage of life” concept as part of the Client Centricity program for retail clients during the first half of the year, about 2,000 front office employees, including 700 relationship managers, were trained to apply our enhanced advisory process.

– (August) Our Advanced Execution Services (AES®) platform began trading in seven additional markets – Mexico, South Africa, the Czech Republic, Greece, Hungary, Malaysia and Canada’s Venture Exchange. AES® is now available in 32 markets on more than 50 trading platforms.

– (September) With the onset of more volatile financial markets, Asset Management and Private Banking launched a total return strategy initiative designed to produce positive returns for investors across market cycles.

– (October) Our fourth Center of Excellence opened in Wroclaw, Poland. Together with our centers in Singapore, Raleigh-Durham (North Carolina, US) and Pune (India), the new facility enables us to leverage talent and resources globally.

– (November) As part of our international growth strategy in Wealth Management, we launched onshore activities in Austria, with offices in Vienna and Salzburg. We also opened a new office in Tel Aviv, Israel, where we were granted an investment marketing license.

– (November) We completed the acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil, adding significant scale to our integrated business in this important market.

– (November) A new pension solution was launched at the end of 2007 called “CSA Swiss Index Protected.” This new structured product for personal pensions is specifically designed to meet the needs of conservative investors. It combines capital protection and a minimum income with the potential returns offered by participation in the Swiss Market Index.

– (December) We launched a 120/20 global natural resources fund for a top-tier US insurance company, offered as part of their variable life and annuity programs, reflecting our client solutions-oriented approach. Our Future Generation Mandate and Future Generation Certificate balanced products, launched a year ago in Switzerland, have raised in excess of CHF 2.0 billion.

Vision, mission and principles
It is our vision at Credit Suisse to become the world’s premier and most admired bank, renowned for our expertise in private banking, investment banking and asset management, and valued for our advice, innovation and execution.

Our mission is to set new standards in partnering with our clients and providing them with innovative, integrated financial solutions. As a global bank serving clients in every region of the world, cultural diversity is essential to our success. We strive to create an open, respectful workplace that encourages people to work together and with our clients to deliver superior products, services and results and support the success and prosperity of all our stakeholders.

Three principles guide Credit Suisse in all decisions, actions and objectives:
– A relentless focus on client needs. At Credit Suisse, we know we can only set new standards in partnering with clients if we place them at the center of everything we do and have a complete understanding of their needs and aspirations. We believe that nothing short of excellence will suffice. Building on our tradition to innovate, we strive to develop new financial solutions and compelling value propositions to address client needs.

– Teamwork must be at the heart of all that Credit Suisse does. We are committed to working together as a team across businesses and regions to deliver added value to clients. As an integrated organization, we are well positioned to capitalize on our combined strengths and expertise to provide holistic product offerings and seamless service that set us apart from our peers. Dedication, determination and dialogue are the keys to successful teamwork at Credit Suisse.

– Reputation is everything. At Credit Suisse we know that a reputation takes years to build. We are committed to maintaining, enhancing and monitoring our reputation by generating value for clients and shareholders, acting with professionalism, integrity and respect and serving as a reliable partner to all our stakeholders.

Corporate citizenship
As one of the world’s largest financial services providers with leading positions in many markets, we are aware of our responsibilities in society. In our business practices, we place great value on integrity, professionalism and ethical action. The foundation for this is our Code of Conduct, which underpins our corporate culture and system of values, and which reflects our commitment to environmental sustainability and social responsibility as key factors in our long-term business success.

Credit Suisse’s efforts in connection with environmental sustainability are aimed in three directions. First, we support projects, initiatives and organizations that put the tenets of sustainability, as we see them, into practice. Second, we offer our clients innovative environmental finance products and services. For example, in 2007, Credit Suisse launched a specially designed financing facility to provide carbon-backed financing for forestry projects and established several additional strategic partnerships in areas including clean technologies and carbon trading. Third, we have incorporated sustainability into our own practices. We were one of the first companies to sign the Equator Principles and the United Nations Global Compact and, in 1997, we were the first bank in the world to receive ISO 14001 certification for our environmental management system. In 2006, we were the first large company in Switzerland to become carbon neutral.

Our responsibility to society, of course, goes beyond environmental protection. We provide all our employees with an open, respectful workplace, suitable opportunities for training and development and support for achieving work/life balance. At the end of 2007, as part of our broader focus on social responsibility, we launched four corporate citizenship initiatives in the areas of education, microfinance, climate and humanitarian partnership, guided by the motto “Innovate – Educate – Participate.”

Further information on our activities related to sustainability and social responsibility can be found in our Corporate Citizenship Report 2007 and at www.credit-suisse.com/citizenship.
Strategy
Industry trends and competition
International banking continues to benefit from favorable fundamental trends, including globalization, deregulation, privatizations, demographic changes, technological progress and a more harmonized regulatory environment for financial services providers. Despite the turmoil in mortgage and credit markets that began in the second half of 2007, we expect long-term economic growth, leading to a significant increase in global financial assets and rapidly expanding cross-border capital flows. These trends will predominantly be fueled by emerging markets and increased pan-European activities. Today’s dynamic financial services markets offer attractive prospects for growth and profitability, but clients increasingly require global reach, local expertise and competitive products and services. As a result of the increased sophistication of individual clients, we are experiencing the convergence of institutional and individual client needs and the continued pressure for transparency and product performance. Banking industry trends also include the compression of fees and spreads from product commoditization in some areas, but also market fragmentation and specialization in other areas.

In order to compete more effectively, we launched our client-focused integrated bank strategy in 2006, comprising Private Banking, Investment Banking and Asset Management, building on our tradition of first-class financial advice and innovation. In doing so, we focus on complex client needs and value-adding businesses, globally leveraging our expertise with close collaboration between our divisions. With our strategy, we have delivered strong growth and profitability over the last two years, and we will continue its implementation to further develop our full potential.

Integrated value creation
To be the world’s premier and most admired bank
With our strong commitment to the client-focused integrated bank, we aspire to become the world’s premier and most admired bank, fostering a culture of excellence, innovation and leadership. We are continuing to build a truly client-centric organization with a superior value proposition, leveraging our various distribution channels. By building a globally integrated provider of financial services, we also aim to grow revenues and further increase productivity by managing our resources more efficiently within our control environment. We believe that we are well positioned to realize above-average growth and offer superior returns to shareholders, as we effectively respond to market trends while diversifying our revenues through a more balanced business mix.

Innovation through collaboration
Since the inception of our integrated bank strategy two years ago, we measurably increased the level of internal collaboration and partnership between our divisions. We estimate that 17%, or CHF 5.9 billion, of total core net revenues in 2007 were generated by cross-divisional activities. We benefited not only from cross-selling opportunities, but, more importantly, from targeted, leading-edge solutions for our top clients. The largest source of revenues generated from cross-divisional activities between Private Banking and Investment Banking was from specific investment banking and alternative investment products provided to ultra-high-net-worth individuals served by Private Banking. We also extended our integrated service offering to entrepreneurs. Today, we systematically leverage our advisory role in IPOs and, in 2007, one in three such transactions resulted in a new wealth management relationship. We will continue to offer incentives to our employees to further strengthen this cross-divisional collaboration, and targets have been set across Credit Suisse and form part of our internal and external performance metrics.

Strengthening our client focus
We increasingly deliver our full capabilities in a client-oriented rather than product-driven approach, and we continue to optimize the way we do business. For example, during 2007, we completed the roll-out of our new client coverage model for our top clients in Switzerland, involving more than 1,500 employees. We made significant and measurable progress in serving our clients, and we are optimistic about capturing additional potential for Credit Suisse as we continue to roll out our client coverage model to other regions. Other examples of our strengthened client focus include our efforts to target entrepreneurs in Europe and Asia, the reorganization of our securities businesses to offer clients a single point of contact across asset classes and the launch of the life-cycle model for private clients in 2007. We have numerous integrated client initiatives under way and we expect to achieve further success in 2008.

Targets and achievements
Profitable growth and improved earnings quality
To assess our achievements and internally benchmark our initiatives, we have defined a set of indicators for performance, growth, efficiency and capital strength to be achieved across market cycles. For more information, refer to II – Operating and financial review – Key performance indicators.

Since the launch of our client-focused integrated bank strategy as of the beginning of 2006, we have made good progress in achieving our targets, benefiting from the favorable operating environment in 2006 and the first half of 2007. The strategy was tested in the more challenging operating conditions in the second half of 2007. With our client focus and balanced business mix, risk management and strong capital position, we performed relatively well. Since 2006, we not only achieved profitable growth, but we also improved our earnings quality by improving our operating leverage, diversifying our revenues and more efficiently deploying capital.

Broadened platforms for growth
We have a leading presence in Europe and North America, as well as in major emerging markets such as Brazil, China, Mexico, the Middle East and Russia. We have systematically developed these emerging markets over the last few years and will continue to expand our footprint to realize the opportunities from the ongoing globalization, increased capital flows and wealth creation in new markets. In 2007, we strengthened our presence in mature markets (Australia, Austria, Israel and the US) and emerging markets (China, India, Kazakhstan, Panama, Turkey and the Ukraine). In Brazil, we acquired a majority interest in Hedging-Griffo, a leading asset management and private banking firm. In many markets, we further developed our presence through partnerships and joint ventures.

As part of our strategy, we also invested in developing high growth and high margin product offerings. Our ambition is not only to fill competitive gaps, for example in commodities and equity derivatives, but also to develop new business areas such as alternative energy finance and trading. Over the last few years, we expanded businesses such as prime services, algorithmic trading, life finance and alternative investments, and we believe that we will benefit from these platforms going forward.

Strategic priorities
Continued implementation
With our client-focused integrated bank strategy, we continue to focus on profitable growth and a more diversified business mix, while delivering further cost synergies. After Brady W. Dougan took over as CEO in May 2007, we conducted a broad strategy review, which confirmed our overall strategic direction. We are committed to five strategic priorities:

– Clients: We continue to strengthen our client coverage model and focus on major clients with multi-product needs. For ultra-high-net-worth individuals, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds, we will enhance our offerings in areas such as managed investment products, derivatives, alternative investments, commodities, life finance and prime services.

– Collaboration: We continue to expand the integrated bank approach by driving collaboration revenues while further building our client-centric organization. Key collaboration initiatives for 2008 include increased client and asset referrals between divisions, innovative product development, private equity and hedge fund distribution and pension and insurance solutions.

– Capital and risk: We continue to deploy capital in a disciplined manner and aim to further improve our risk profile. We will continue to diversify revenues over time. We strive to maintain a strong capital base and will carefully balance growth with returning capital to shareholders. While we focus on organic growth, we will continue to review opportunities for bolt-on acquisitions, particularly to further drive our product diversification or strengthen our market position in local markets.

– Efficiency: We continue to foster our cost management culture and efficiency initiatives. We will leverage our ongoing efforts to further standardize and optimize processes, including the consolidation of information technology platforms and the integration of sourcing, procurement and payment activities. We target significant improvements in our cost/income ratio over the next few years, while profitably growing the business and managing risk.

– Human capital: We continue to work to attract, develop and retain top talent and explore ways to become more employee-centric.

Focused on execution
To implement these priorities, we increasingly benefit from a set of capabilities that we strengthened over the last few years and which we manage on a Group-wide basis:
Brand management
As part of our integrated bank strategy, we pursue a one brand strategy. The Credit Suisse brand stands for first-class financial advice and innovation. With an award-winning global campaign launched in 2006, we convey our tradition to innovate and continue to increase brand awareness, leveraging high-profile sponsorship engagements such as the New York Philharmonic, Salzburg Festival, Lucerne Festival, Bolshoi Theatre Moscow and Formula 1.

Capital and risk management
In a move to focus expertise and resources within the integrated global organization, we strengthened our funding and liquidity model at the beginning of 2007 by centralizing debt issuance and the funding of our subsidiaries. We experienced the benefits of our conservative liquidity and funding policy in the second half of 2007, where we maintained a comfortable liquidity profile and capital position despite the liquidity squeeze in funding markets. As a globally integrated bank, we have access to markets worldwide, with retail and private client deposits representing a stable source of funds.

We use our economic capital framework as a consistent and comprehensive tool to manage risk and capital as well as to steer the planning process and to measure performance. Economic capital is a robust framework for managing our risk profile and assessing aggregate risk appetite in relation to our financial resources. We have a focus on risk management and we will continue to work to refine our standards.

Centers of Excellence
In order to bundle the processes for the integrated bank and to better serve client needs, we set up global service centers. As of the end of 2007, we employed 5,000 employees, or 10% of our workforce, in our Centers of Excellence in Singapore, Raleigh-Durham (North Carolina, US), Pune (India) and Wroclaw (Poland). The locations were selected because of access to qualified talent and good infrastructure. In addition, they strengthen the global presence of Credit Suisse and confirm our commitment to these regions. Going forward, we will work hard to capture the full potential of our Centers of Excellence.

Cost management
During 2007, we strengthened the governance of our various cost management activities with a small central team to coordinate cost initiatives and divisional teams to drive further compensation and non-compensation cost reductions. We are in the process of implementing Group-wide cost management standards and policies and we will apply internal efficiency, productivity and cost targets to identify and deliver cost synergies.

Operational Excellence
We also made further progress in striving for operational excellence. We have numerous initiatives underway and, during 2007, we further leveraged this program. For example, we shortened and improved the client approval process for private equity funds and improved the market access for high-net-worth individuals, improving client satisfaction, revenues and efficiency. Our Operational Excellence program has been in place for more than three years, creating a mindset of continued improvement and client focus and an established tool to implement our strategy and key initiatives.

Divisional and regional strategies
Consistent with our overall strategy and priorities, we have established divisional and regional strategies to capture long-term growth. On a divisional level, we continue to build on our existing strengths to expand and further diversify our innovative product offering in value-added businesses with high growth prospects. We pursue a dynamic and disciplined business portfolio and capital allocation process to further strengthen our leadership positions. Our focus is on developing a balanced mix of strong-performing businesses over market cycles, further reducing our dependency on highly correlated activities. We will continue to leverage the technical competencies and distribution capabilities from all three divisions and drive growth.

In the regions, we pursue organic growth and cooperation initiatives to gain market share and to further develop our integrated value proposition. We see opportunities not only in emerging markets but also in mature markets. We will focus on major clients with multi-product needs, including ultra-high-net-worth individuals, entrepreneurs, large and mid-sized companies and institutional clients. The integrated bank strategy provides a powerful platform to leverage our product and market expertise globally. Our plans for the regions also include further investments in systems and technology and refinements to risk management and capital allocation processes.

Our businesses
Private Banking
Business profile
In Private Banking, Credit Suisse provides comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients. We run one of the largest private banking organizations globally, with CHF 995.4 billion of assets under management as of the end of 2007. With 23,200 employees and Credit Suisse’s strong capital base, we serve 2.5 million clients, of which approximately 670,000 are high-net-worth and ultra-high-net-worth individuals.

In Wealth Management, we serve our international clients through a network of dedicated relationship managers, specialists and a range of online services. As of the end of 2007, we were present in more than 170 locations around the world (including 72 locations in Switzerland) with over 3,100 relationship managers. Our independent Swiss private bank, Clariden Leu, serves wealthy private clients in Switzerland and 14 other countries with over 350 relationship managers.

In Corporate & Retail Banking, we serve businesses and retail banking clients through 216 branches in Switzerland as well as through contact centers and “Direct Net,” our online banking platform, allowing our clients to conduct business from any location in the world at any time. Relationship managers for small and mid-sized corporate clients are based in more than 40 of our branches, while large domestic corporate clients are served through two regional offices in Zurich and Lausanne. Our regional bank, Neue Aargauer Bank, serves clients in the Canton of Aargau. The consumer finance company, BANK-now, is a specialized supplier of private credit offerings and car leasing in the Swiss market through various distribution channels, including 21 branches.

Trends and competition
Wealth Management
For the wealth management industry, we expect continued long-term growth in assets under management, with major contributions from the economic growth in emerging markets. In the newly industrialized countries, we also expect a further concentration of wealth and asset accumulation with entrepreneurs, who increasingly seek solutions not only to manage their personal wealth, but also to develop their business over market cycles. In more mature markets, we expect lower growth rates than in emerging markets, but the asset base is larger, with two thirds of global wealth located in the US, Japan and Western Europe. In these markets, generational wealth transfer is of increasing relevance for private banks. The further harmonization of regulations, as well as enhanced risk and transparency requirements, will continue to put pressure on offshore private banking. We therefore expect growth rates to be higher in onshore markets. With regard to the client value proposition, these trends have the following implications for leading service providers:

– Client focus: Banks shift their client focus increasingly beyond free investible assets to address total client wealth, including liabilities as well as illiquid assets, such as real estate or shares in client companies.

– Client offering: Wealthy and informed clients expect private banking to combine the full range of product and market expertise into leading-edge and tailor-made solutions and services.
– Client targeting: In an increasingly competitive environment, banks have to move beyond asset-based client segmentation to develop specific need-based value propositions for strategically attractive target groups.

– Client proximity: With the industry becoming increasingly global, banks need to be close to their clients and establish both onshore and offshore capabilities in all major regions.
There is a continued high level of competitive pressure, which is set to increase further as wealth management clients increasingly seek expert advice, an integrated approach to the management of their total client wealth and innovative products. It is therefore essential to invest in our infrastructure and develop our talent pool. We expect further consolidation in the wealth management industry, as suppliers seek to meet increasingly complex client requirements at competitive costs. In such a competitive environment, we believe our reputation is of paramount importance.

Corporate & Retail Banking
The Swiss corporate and retail banking industry is strongly tied to the overall economic environment in Switzerland. Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a large demand for personal investment management solutions. Furthermore, the Swiss private mortgage business has developed positively in recent years and this trend is expected to continue. Home ownership in Switzerland is still low at approximately 37%, and offers further potential for mortgage business growth, although this is likely to be subject to declining margins.

In the Swiss corporate and retail banking industry, competition has increased significantly in recent years, especially in the area of private mortgages and basic banking products. To meet this competitive pressure, we continue to invest in quality advisory capabilities, product innovation and customized client solutions through an open architecture.

Strategy and initiatives
In Private Banking, we aim to establish Credit Suisse as the premier private bank worldwide through our focus on six strategic priorities:
– International growth: We continued our international expansion in 2007 by opening offices to offer local services in Tel Aviv (Israel), Almaty (Kazakhstan), Panama City (Panama), Kiev (Ukraine), Greenwich and Philadelphia (US), as well as launching or increasing operations in Salzburg and Vienna (Austria), Sydney and Melbourne (Australia) and Shanghai (China). During 2007, we also strengthened and expanded our existing international locations both in emerging and mature markets. We will continue to target onshore and offshore growth in emerging markets in Asia, the Middle East, Eastern Europe and Latin America, where we expect significant levels of wealth generation, as well as in mature markets, where the majority of wealth still resides. The launch of onshore operations in India, Japan, Mexico and Panama is currently underway. A strategic recruiting team supports our management to efficiently recruit approximately 1,000 relationship managers by 2010 to foster business growth. We expect the majority of these relationship managers will support our international businesses.

– Market share gains in Switzerland: In 2007, we again delivered strong profit in our home market. Despite its maturity, we see further significant value potential and aspire to above-average growth prospects for our Swiss business. Growth will be driven by a number of specific initiatives, including a focus on client needs (for example, further enhancement of our life cycle concept for individual clients), product and business innovation (for example, enhanced financing solutions) and improvements in advice and service (for example, upgrade of our branch network through selective expansion and refurbishment). Furthermore, we will fully leverage our Swiss franchise to exploit cross-business synergies, such as offering tailor-made derivative solutions from Investment Banking to our corporate clients.

– Client value proposition: In 2007, we started our client centricity initiative with the goal to further improve the comprehensive view on our clients. The main element is an improved segmentation according to behavior type, source of wealth, stage of life cycle and more granular analysis of current and potential client profitability. Our European middle market initiative to address the specific needs of entrepreneurs is one example. We foster managed investment products that provide a number of advantages for our clients. Managed investment products are an efficient way to diversify the risks in a client’s portfolio while generating attractive returns, and they offer access to asset classes such as private equity or specialist hedge funds that otherwise would not be available to private investors. Furthermore, we made good progress in 2007 with the global roll-out of the Structured Advisory Process by adding seven locations. The roll-out is expected to be completed during 2008.

– Integrated bank: Our client-focused integrated bank approach provides significant opportunities for clients with complex tailor-made product needs, particularly ultra-high-net-worth individuals. Through close collaboration with Investment Banking and Asset Management, we can deliver comprehensive products and solutions, for example, equity derivatives, real estate financing, equity capital markets, mergers and acquisitions and private placements, as well as specialist support. We have established a key client coverage model with focused account managers ensuring comprehensive service for our most important clients. Furthermore, we have established a global investment product sales committee to optimize the distribution of investment products to high-net-worth individuals.

– Productivity and financial performance: We target continued profitable growth and a pre-tax income margin above 40% over market cycles. Revenue growth will be mostly driven by strengthening our international platforms and by further shaping our product offering such as managed investment products. Pre-tax income is expected to benefit from our continued strict cost management and increased productivity and efficiency from our Operational Excellence program and our Centers of Excellence.

– Best people: We strive to be the employer of choice for the best talent. A dedicated team supports our management to efficiently recruit the number of relationship managers needed to foster business growth. Our global campus activities ensure a continuous inflow of university graduates to strengthen our skills and knowledge base. Through a systematic and targeted human capital management process, we manage training and development, promotion, succession planning and compensation.

Products and services
Wealth Management
At the core of our service offering is the Structured Advisory Process and our comprehensive investment services and wealth management solutions. We offer global execution capabilities through multiple booking platforms:

– Structured Advisory Process: We analyze our clients’ personal financial situation and prepare investment strategies based on an individual risk profile and level of “free assets,” which excludes the assets required to cover fixed and variable liabilities. Based on this profile, we recommend specific investments in accordance with the investment guidelines of the Credit Suisse Investment Committee. The implementation and monitoring of the client portfolio is carried out by the relationship managers. The Structured Advisory Process has been rolled out to Switzerland and the majority of our international locations and we expect to complete the roll-out during 2008.

– Investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team. Investment advice covers a range of services from portfolio consulting to advising on individual securities. We continuously aspire to offer clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists, providing private investors with access to asset classes such as private equity or specialist hedge funds that otherwise would not be available to them. For clients with more complex requirements, we provide investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. Discretionary asset management comprises four portfolio management mandates – Classic, Funds & Alternative Investments, Total Return Strategy and Premium. The Premium mandate includes investment strategies such as capital preservation, growth, current return and customized solutions. In close collaboration with Investment Banking and Asset Management, we also provide innovative alternative investments with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate.

– Wealth management solutions: We offer a range of wealth management solutions, from pension planning, wealth and inheritance advisory services and tax planning to advice on life insurance. We also offer tailor-made solutions for individuals and families with assets generally exceeding CHF 50 million.

– Corporate advisory: We provide a range of corporate advisory services to address the needs of entrepreneurs, working closely with the specialists from Investment Banking. Clients receive the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors in the public and private markets, the preparation and coordination of financial transactions and the maximization of company value.

Corporate & Retail Banking
We offer a comprehensive range of commercial and retail banking products. For retail clients, we provide flexible financial solutions to suit every stage of their life, including private accounts, payment transactions, foreign exchange services, pension products and life insurance. Additionally, we offer a range of financing products, such as construction loans, fixed and variable rate mortgages, consumer, car and real estate loans, different types of leasing arrangements and various credit cards, directly and through a joint venture. The private credit and car leasing businesses are provided by BANK-now. The range of savings products available to retail clients includes savings accounts and savings plan funds and insurance. We supply a range of investment products and services, such as safekeeping accounts, bonds, investment funds and innovative product solutions specifically designed for retail clients.

To meet the needs of corporate clients, including Swiss subsidiaries of multinational corporations, we offer services such as corporate finance, trade finance and ship financing, capital goods and real estate leasing, traditional lending and payment transactions. Large corporate clients can benefit from tailor-made financial solutions and advice. In order to provide a more targeted response to our clients’ growing demand for flexible financing alternatives, we are introducing factoring as a new product offering to our corporate clients in the first quarter of 2008. We also supply specialized products and services, such as business process outsourcing, multi-currency offerings, straight-through-processing equities execution and custody services, to small and medium-sized banks, Swiss pension funds and insurance companies.

Investment Banking
Business profile
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research. With 20,600 employees operating in 57 locations across 26 countries, we have a presence in all major financial centers as well as emerging markets throughout the world.

2007 industry awards
We received numerous industry awards in 2007, including:
– “Best Investment Bank of 2007” – Credit Suisse was named the top global investment bank by The Banker, which noted our momentum across regions and products and the success of our integrated bank strategy.

– “Best Overall Investment Bank in Latin America” – Credit Suisse led the LatinFinance Investment Banking Poll 2007, underscoring our market-leading franchise across Latin America. Top awards included “Best Equity Underwriter”, “Best Debt Underwriter”, “Best Sales & Trading”, “Best Execution”, “Best Buyside Relationships”, “Best Long-Term Partner” and “Best Overall.”

– “Best Leveraged Finance House” and “Best Emerging Markets Debt House” in the Euromoney annual “Awards for Excellence” feature. Credit Suisse also collected 14 regional, country and product awards, recognizing our achievements and expertise around the world.

– Credit Suisse’s AES® platform was ranked first by investors in three categories (algorithmic trading, direct market access and overall electronic trading services) relating to electronic trading and execution services in the annual pan-European Extel survey conducted by Thomson Financial.

– Credit Suisse was recognized as mergers and acquisitions advisor on four landmark transactions by Acquisitions Monthly, a leading trade publication owned by Thomson Financial, in its annual awards edition. Recognizing our advisory expertise across a range of sectors and countries, Credit Suisse was cited in more categories than any other investment bank.

– Credit Suisse ranked first in European convertible bonds for the third year in a row and first in Asian (non-Japan) convertibles for the second year in a row in Greenwich Associates’ annual survey. This recognition closely follows our recent success in The Banker 2007 Investment Banking Awards, in which Credit Suisse was awarded “Best Convertibles House.”

– Credit Suisse won several country, product and deal awards in The Asset’s Asian 2007 Awards, including “Best Foreign Investment Bank” in Indonesia, Korea and Vietnam.
Significant transactions
We announced a number of significant transactions in 2007 reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Community Health Systems Inc. (US hospital operator), Energy Future Holdings Corp. (formerly TXU Corp., US energy company), Univision Communications (Spanish-language television channel), Wal-Mart (US-based retailer) and Fiserv, Inc. (US technology solutions provider).

– Equity capital markets: We led the IPOs for Bovespa Holding (operator of Brazil’s largest stock exchange), National CineMedia (digital in-theatre network in North America), Eurasian Natural Resource Corporation PLC (global diversified mining company) and Belle International Holdings (Chinese retailer). In addition, we led the first-ever IPO of a microfinance institution, Banco Compartamos, S.A., in Mexico.

– Mergers and acquisitions: We advised on a number of key transactions that were announced during the year, including TXU Corp. on its sale to KKR and Texas Pacific Group, which was both the largest US utilities acquisition and the largest leveraged buyout at the time. Other notable transactions included Community Health Systems’ acquisition of Triad Hospitals, the acquisition of Intelsat Ltd. (global provider of satellite services) by an investor group led by BC Partners and the sale of The Tokyo Star Bank (Japanese bank) by Lone Star Funds (private equity firm) to an investor group led by Advantage Partners. Both the TXU Corp. and Community Health Systems transactions were recently awarded “Deal of the Year” for 2007 by Investment Dealers’ Digest.

Trends and competition
Investment Banking is well positioned to benefit from a number of trends in the industry. With a leading position in emerging markets, Investment Banking is likely to benefit from the increasing importance of these rapidly developing economies. The rising demand for alternative investments is expected to continue to fuel growth of our prime services business, which has been recognized as a top provider to hedge funds. We are actively investing in growth areas including commodities and derivatives and our strength in technology and our AES® platform positions us well to benefit from the continued move towards electronic execution. In addition, recent high volatility levels have driven increased volumes in our flow trading businesses, and Investment Banking remains well positioned in the leveraged finance and structured products businesses despite challenging market conditions.

Investment Banking faces intense global competition across each of its businesses. We compete with investment and commercial banks, broker dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization.

Strategy and initiatives
In addition to our integrated bank strategy, we have defined five critical areas of focus for Investment Banking:
– Clients: In 2007, we reorganized our client securities business to offer a single point of contact to enable us to better address client needs. We will continue to work to develop our integrated cross-securities client model and improve client segmentation as well as economic transparency at the client level.

– Growth: We will develop business in high growth areas where Investment Banking lags behind the competition and invest in new businesses while continuing to grow customer revenue streams in established markets and products. In addition, we will focus our origination efforts and improve collaboration between our securities and investment banking departments.

– Efficiency: We will further our cost management initiatives and improve front-to-back coordination through cross-product infrastructure development.
– Capital and risk: We will work to diversify our business mix and revenues and allocate our capital accordingly. We will manage our portfolio across global securities and take advantage of our origination capabilities.

– People, reputation and brand: We strive to improve recruiting, strengthen our reputation in the industry and grow brand awareness in new areas and with new clients.
Products and services
Our comprehensive portfolio of products and services is geared to match the needs of the most sophisticated clients. We increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate and technology. The product groups include mergers and acquisitions and financing products. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities and equities cash and derivatives markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, among others.

In 2007, we reorganized our fixed income and equity businesses into global securities in order to better align the business with the firm’s overall strategy and growth objectives and to identify and capture synergies across fixed income and equity trading. The two departments, which had been separately managed, have now been organized under common leadership and have begun to collaborate across various functions on initiatives which will significantly benefit our clients, strengthen our risk and exposure management, share best practices and improve efficiency and reduce our costs. Global securities remains highly focused on delivering the integrated bank to our clients and capturing growth opportunities across product lines.

Investment banking
Equity and debt underwriting
Equity capital markets originates, syndicates and underwrites equity in IPOs, common and convertible stock issues, acquisition financing and other equity issues. Debt capital markets originates, syndicates and underwrites corporate and sovereign debt.

Advisory services
Advisory services advises clients on all aspects of mergers and acquisitions, corporate sales and restructurings, divestitures and takeover defense strategies. The private fund group holds a market-leading position in raising capital for hedge funds, private equity funds and real estate funds. The fund-linked products group is responsible for the structuring, risk management and distribution of structured mutual fund and alternative investment products and develops innovative products to meet the needs of its clients through specially tailored solutions.

Global securities
Credit Suisse delivers holistic advice on the management of a wide range of debt and equity and financing opportunities across the capital structure to corporate, sovereign and institutional clients. Global securities is structured into the following areas:

Fixed income
Rates
– Interest rate products makes markets in the government bond and associated over-the-counter (OTC) derivative swap markets of non-emerging economies. Its products include government bonds, bond options, interest rate swaps, interest rate options and structured interest rate derivatives.

– Foreign exchange provides market-making and positioning in products such as spot and options for currencies in non-emerging markets. It also supplies dedicated research and strategy and structured advisory services.

– Listed derivatives provides innovative derivative product support, drawing on its global execution capabilities, electronic trading system and sophisticated analytics.
Credit
– Credit products offers a full range of fixed income products and instruments to clients, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured products that address specific client needs.

– Credit derivatives trades and structures credit derivatives on investment grade and highyield credits. It is a leading dealer in both flow business, which trades single-name credit default swaps on individual credits, credit-linked notes and index swaps and structured products, providing credit hedging solutions to clients.

– Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high-yield debt for below-investment grade corporate and financial sponsor-backed companies.

– Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP).
Structured products
– Structured products trades, originates, securitizes, syndicates, underwrites and provides research for all forms of securities that are based on underlying pools of assets, including commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and other asset-backed securities (ABS). The underwriting business handles securitizations for clients in most industry sectors.

Emerging markets
– Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.

Commodities
– Commodities focuses on the power and natural gas trading business, as well as oil, petroleum and metals trading through an alliance with Glencore, one of the world’s largest suppliers of a wide range of commodities and raw materials to industrial consumers. The commodities group also conducts carbon-emissions credit trading and structuring.

Non-correlated risk
– Life finance provides high-net-worth individuals and small to medium-sized businesses with financing and risk management solutions associated with purchasing and retaining a life insurance policy.
Global structuring
– Global structuring develops and delivers sophisticated financing products and provides financial advisory services for corporate and institutional clients and develops sophisticated products for investor clients. In addition to identifying opportunities across asset classes, it provides a robust platform for the creation of sophisticated asset-side solutions.

Equity
– Equity sales uses its knowledge of Credit Suisse’s research, offerings and other products and services to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions.

– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities. Its clients include financial institutions, hedge funds, asset managers and corporations.

– Convertibles trading involves both secondary trading and market-making. It also offers the trading of credit default swaps and asset swaps and distributes market information and research.
– Sales trading forms the link between the sales and position trading areas. Sales traders are responsible for managing the order flows between the client and the marketplace. It also provides clients with research, trading ideas and capital commitments and identifies trends in the marketplace used to obtain the best and most effective execution.

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

– AES® is a sophisticated suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. AES® helps institutions and hedge funds reduce market impacts by limiting the volatility of a stock by employing algorithms to execute client orders. This algorithmic trading service, which is a leader in its field, is available on 23 exchanges worldwide via leading trading platforms.

Proprietary trading
– Proprietary trading conducts trading in the major global fixed income and equity markets.
Other
– Other products and activities include lending, private equity investments that are not managed by Asset Management, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers. Valuations on bridge loans and commitments are included in other revenues. Other loan portfolio revenues are included in our businesses, primarily fixed income trading.

Research and HOLT
Credit Suisse’s equity and fixed income businesses are supported by the research and HOLT functions.
– Equity research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 2,500 companies worldwide and provides macro-economic insights into this constantly changing environment.

– HOLT offers one of the fastest and most advanced corporate performance, valuation and strategic analysis frameworks.
Asset Management
Business profile
In Asset Management, we offer integrated investment solutions and services to clients globally, ranging from governments, institutions and corporations to individuals. We offer investment products across the full spectrum of asset classes, including equities, fixed income, commodities and multi-asset class products. We also offer a full range of alternative investments, including real estate, hedge funds, private equity and volatility management. With 865 investment professionals located in Zurich, New York, Los Angeles, London, Frankfurt, Hong Kong, Singapore, Mumbai, Tokyo and Sydney, we focus on providing maximum returns within the investors’ criteria, while maintaining a controlled risk profile, adherence to compliance and best execution.

We had CHF 691.3 billion in assets under management as of the end of 2007. These assets under management include innovative high margin products, such as alternative investments and asset allocation (balanced) strategies.

In alternative investments, including liquid and illiquid strategies, we are an industry leading manager with CHF 165.4 billion in assets under management as of the end of 2007. Liquid alternative investments include diversified strategies such as real estate securities, distressed debt and volatility management, and funds and alternative solutions, including quantitative strategies and fund of hedge funds. Illiquid alternative investments include private equity and real estate.

In balanced products, where we provide innovative solutions across asset classes to clients around the world, we have a strong position with CHF 284.0 billion in assets under management. We have a global platform, having recently established a presence in the US, the Middle East and Asia, offering clients seamless cross border multi-asset class solutions.

Our business mix is broadly balanced across asset classes and strategies, and we see our particular strength in our sophisticated asset allocation capabilities, delivering alpha returns coupled with access to best-in-class investment strategies. We pursue an active cooperation strategy, and our partnerships and joint ventures provide us with access to key markets and additional distribution channels. As part of the client-focused integrated bank strategy, we are increasingly coordinating and leveraging our activities with Private Banking and Investment Banking. We benefit from their increased focus on complex client needs and targeted solutions, as we support them with our product expertise and our global reach.

Trends and competition
We expect growth in the asset management industry, driven by the continued global wealth accumulation in mature and emerging markets. We experience strong competition from specialized boutique investment managers and large-scale players. Increased client sophistication, including demand for risk diversification, performance and transparency, has placed the industry under increased pressure. We believe the need to deliver product performance and innovative solutions at competitive costs will increase. As a consequence, we expect continued industry consolidation but see opportunities in innovative investment solutions for complex client needs.

Innovative and higher margin alpha product capabilities include private equity, real estate, customized funds, structured products, quantitative strategies and hedge fund solutions. To provide these types of services, the barriers between traditional banking businesses, such as asset management and investment banking, are disappearing as they increasingly require similar talent and capabilities. Against this backdrop, we benefit from our integrated bank strategy, as our close relationship with Private Banking and Investment Banking gives us access to additional product expertise, deal flow and distribution channels.

Strategy and initiatives
We continue to strengthen and improve our organization, capabilities, client focus and efficiency. We are developing a boutique structure around our alpha investment strategies and performance metrics. Our strategic priorities include:

– Investment performance: Clients increasingly differentiate between alpha and beta investment performance, and our ambition is to deliver superior alpha performance. We are focused on our competencies in asset allocation and alpha investment strategies and delivering efficient beta performance to continue to align our product offering and operating structures to the requirements of our clients.

– Geographic reach and distribution: We continue to expand our geographic footprint and drive growth organically, through cooperation strategies and bolt-on acquisitions. We increasingly leverage internal distribution channels and aim to expand global distribution.

– Innovation: We continue to build new products and investment capabilities. We expect to enhance our active product line management and increase product density.
– Efficiency: We continue with our cost management initiatives and the streamlining of our operating platforms, including the evaluation of outsourcing opportunities, and look to further leverage our Centers of Excellence.

– Talent: We continue to strengthen our product development, investment and distribution capabilities by hiring the best talent and developing our top performers.
Products and services
Asset Management offers institutional and individual clients a range of products through proprietary and third-party distribution channels.
Institutional Investors
We offer discretionary asset management services to institutional clients through segregated or pooled accounts. Advisory services include advice on customized investment opportunities, as well as new product and risk liability management strategies. A broad range of products and advisory services is offered to institutional clients around the world.

Individual Investors
We offer a wide range of open-end and closed-end funds to individual investors around the world, marketed under the Credit Suisse brand. The largest complex of funds, domiciled in Luxembourg and marketed primarily in Europe, includes a full range of money market, fixed income, equity and balanced investments. In addition to these pan-European mutual funds, we offer domestic registered funds in the US, Switzerland, the UK, Germany, Italy, France, Poland, Japan and Australia.

Asset classes
Fixed income and money market
We offer our clients a broad range of fixed income strategies that include traditional bond benchmark and absolute return products, incorporating government bonds, corporate bonds, structured products, global high-yield bonds, emerging market debt securities, convertible bonds and currencies. We have a variety of fixed income strategies to meet differing risk profiles, with strong emphasis on risk management.

We have a team of experienced professionals who work with clients around the world to find effective cash solutions. Access to a suite of taxable liquidity funds and taxable and tax-exempt customized portfolios helps meet the preservation and liquidity needs of clients, including strategies for currency exposure and overall cash management. Strategies include short-term liquidity, pooled investment vehicles and customized portfolios.

Equity
We have a team of investment professionals offering clients a broad suite of equity products. Investment strategies include developed and emerging markets, global, regional and single country products, as well as sector funds and products, spanning a range of market capitalizations.

Balanced
In the area of balanced investments, we provide clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions.

Alternative Investments
We are a market leader in alternative investments, with a range of products, including private equity, hedge funds and fund of hedge funds, real estate, leveraged investments, volatility management and quantitative strategies. We offer a broad array of private equity funds including customized, equity, leveraged buyout, mezzanine, real estate private equity, secondary and fund of private equity funds. In the area of hedge funds, we offer single strategy funds as well as fund of hedge funds and customized funds. In real estate, we offer real estate investment trust funds that invest directly in real estate, funds that invest in listed real estate companies and other real estate securities.

Private equity investments
We have made direct investments as well as investments in partnerships that make private equity and related investments in various portfolio companies and funds. We offer our employees opportunities to invest, side by side, in certain investments.

Organizational structure
Consistent with our integrated bank strategy, our regional structure ensures that we present one face to the client and that our three divisions and reporting segments – Private Banking, Investment Banking and Asset Management – increasingly coordinate their efforts, leveraging the support provided by Shared Services.

The management teams of our three global divisions and reporting segments are responsible for driving and coordinating significant business initiatives. The CEOs of the three divisions report directly to the CEO of Credit Suisse and, together with the four regional CEOs, are responsible for ensuring a consistent strategic vision and direction across all divisions and regions.

The management teams of our four regions, each led by a regional CEO, play a pivotal role in ensuring that we present one face to the client. Our regional structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within each region. The four geographic regions are:

– Americas – comprising operations in the US, Canada and Latin America;
– Asia Pacific – primarily comprising operations in Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand;
– Europe, Middle East and Africa (EMEA) – comprising operations in 28 countries, primarily managed in the UK; and
– Switzerland – comprising operations in our home market.
The regions perform a number of essential functions to coordinate and support the global operations of the three divisions. On a strategic level, they are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

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

– The Chief Risk Officer (CRO) area comprises strategic risk management, credit risk management, risk measurement and management and operational risk oversight, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.

– Information Technology leverages technology across the business to facilitate execution and product delivery and innovative systems and platforms to meet the needs of the other areas within Shared Services.

Regulation and supervision
Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our banking, investment banking and asset management businesses. The supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.

There is coordination among our primary regulators in Switzerland, the US and the UK. The principal regulatory structures that apply to our operations are discussed below.
Switzerland
Although Credit Suisse Group is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), it is required, pursuant to a Swiss Federal Banking Commission (SFBC) decree, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis and reporting obligations. Our banks in Switzerland are regulated by the SFBC on a legal entity basis and, if applicable, on a consolidated basis.

Our banks in Switzerland operate under banking licenses granted by the SFBC pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 (SESTA).

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the Swiss National Bank (SNB). Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system.

Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by the SFBC. Under the Bank Law, our banks are subject to inspection and supervision by an independent auditing firm recognized by the SFBC, which is appointed by the bank’s Board of Directors and required to perform annual audits of the bank’s financial statements and to assess whether the bank is in compliance with laws and regulations, including the Bank Law, the Implementing Ordinance and SFBC regulations.

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and this requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into tier 1 (core), tier 2 (supplementary) and tier 3 (additional) capital.

Our regulatory capital is calculated on the basis of accounting principles generally accepted in the US (US GAAP), with certain adjustments required by, or agreed with, the SFBC. The Group is required by the Bank for International Settlements (BIS) to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital, adjusted for certain deductions, by aggregate risk-weighted assets.

We became subject to the requirements of the Basel II capital adequacy standards on January 1, 2008, subject to a “Swiss finish” under the Capital Adequacy Ordinance. As of the end of 2007, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points lower than the BIS Tier 1 ratio under Basel I for the Group and the Bank. For further information on our capital, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Capital management.

Banks are required to maintain a specified liquidity ratio under Swiss law. According to the SFBC’s decree, the Group is required to maintain adequate levels of liquidity on a consolidated basis and is not required to comply with the detailed calculations for banks.

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and risk mitigation instruments.

Under the Bank Law and SESTA, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentiality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud or prevent the disclosure of information to courts and administrative authorities.

Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by the SFBC.

Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of the SFBC.
US
Our operations are subject to extensive federal and state regulation and supervision in the US. Our US banking offices are composed of a New York branch (New York Branch), a US administrative office in Florida and representative offices in New York and California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (Superintendent), examined by the New York State Banking Department, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, the New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if the New York Branch is no longer designated as well rated.

The New York Banking Law authorizes the Superintendent to take possession of the business and property of the New York Branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with the New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of creditors (unaffiliated with us) that arose out of transactions with the branch. After the claims of those creditors were paid out of the business and property of the New York Branch, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.

Under New York Banking Law, the New York Branch is generally subject to the single borrower lending limits expressed as a percentage of the worldwide capital of the Bank.
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Board of Governors of the Federal Reserve System (FRB) in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the FRB. The New York Branch (and each other US banking office) is subject to US federal reserve requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the Federal Deposit Insurance Corporation.

US federal banking laws provide that a state-licensed branch or agency of a foreign bank may not, as a general matter, engage in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the FRB has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to single borrower lending limits based on the capital of the entire foreign bank.

The FRB may terminate the activities of a US branch or agency of a foreign bank if it finds that the foreign bank: (i) is not subject to comprehensive supervision in its home country; or (ii) has violated the law or engaged in an unsafe or unsound banking practice in the US.

A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. Our failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. We take our obligations to prevent money laundering and terrorist financing very seriously, while appropriately respecting and protecting the confidentiality of clients. We have policies, procedures and training intended to ensure that our employees comply with “know your customer” regulations and understand when a client relationship or business should be evaluated as higher risk for us.

On March 23, 2000, Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law and may engage in a substantially broader range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. Credit Suisse Group is still required to obtain the prior approval of the FRB (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank, bank holding company or many other US depository institutions and their holding companies, and the New York Branch is also restricted from engaging in certain tying arrangements involving products and services. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed, or otherwise fails to meet any of the requirements for financial holding company status, then it may be required to discontinue newly authorized financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

The Securities and Exchange Commission (SEC) is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission (CFTC) is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities, and this board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including FINRA (formed by the merger of the regulatory operations of the New York Stock Exchange (NYSE) and the National Association Securities Dealers, Inc.), and by state authorities. For futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association and regulation by state authorities.

Our broker-dealers are registered with the SEC and in all 50 states, the District of Columbia and Puerto Rico, and our futures commission merchants and commodities trading advisers are registered with the CFTC. Our investment banking business is subject to regulation covering all aspects of our securities and futures activities, including: capital requirements, the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.

Our broker-dealers are also subject to the SEC’s net capital rule, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. Compliance with the net capital rule could limit operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealers. Certain of our broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

As registered futures commission merchants, certain of our broker-dealers are subject to the capital and other requirements of the CFTC.
The investment banking and asset management businesses include legal entities registered and regulated as investment advisers by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974 and similar state statutes. We are subject to the Commodity Exchange Act for investment vehicles we advise that are commodity pools.

EU
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country.

The Capital Requirements Directive, implemented in various EU countries including the UK, applies the Basel II capital framework for banking groups operating in the EU.
On January 1, 2008, the national implementing legislation for the Markets in Financial Instruments Directive (MiFID) became effective in various EU countries. MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include new standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investments services relating to commodity derivatives. In relation to these and other investment services and activities, MiFID provides a “passport” for investment firms enabling them to conduct cross-border activities throughout Europe on the basis of authorization from their home state regulator.

UK
The UK Financial Services Authority (FSA) is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under US law.

The London branch of Credit Suisse (London Branch), Credit Suisse International and Credit Suisse (UK) Limited are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the FSA must first determine whether a firm satisfies the threshold conditions for suitability, including the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary code of conduct published by the Bank of England which FSA-regulated firms are expected to follow when conducting wholesale money market business.

The FSA requires banks operating in the UK to maintain adequate liquidity. The FSA cannot set capital requirements for London Branch, but requires Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the Capital Requirements Directive.

On January 1, 2008, MiFID became effective in the UK and applies to our authorized entities in the UK. The London Branch will be required to continue to comply principally with its Swiss home country regulation.

Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the UK, the FSA will consider threshold conditions for suitability, including the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

II – Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results summary
Assets under Management
Critical accounting estimates
Operating environment
The economic fundamentals were strong in the first half of 2007. The weakening of the US housing market and the deterioration of the US subprime mortgage markets significantly increased uncertainties about the valuation and the risks of structured products, adversely impacting mortgage and credit markets. In the second half of the year, the financial services sector was severely challenged by a liquidity squeeze, and the global economy lost growth momentum, particularly in the US.

Economic environment
On a global basis, the economic fundamentals were strong, especially in the first half of 2007, providing an overall favorable business environment. After a temporary deceleration in the first quarter, the US economy gained momentum in the second quarter on the back of strong employment numbers and improved business sentiment. However, the turmoil in credit markets adversely impacted growth prospects in the US in the second half of the year. Contrary to the US, the economies in Europe and particularly those in Asia and other emerging markets held up well and continued their robust growth. Concerns about increased inflationary pressure that had emerged, particularly during the strong second quarter, eased with the lower global economic growth prospects.

Global equity market performance was mixed during 2007. Stocks in emerging markets generally outperformed mature markets, where most financial services stocks declined significantly. Equity yields remained attractive relative to bond yields throughout the year, largely reflecting attractive valuation levels during 2007. However, equity market volatility significantly increased during the second half of the year due to the deterioration of the US subprime mortgage markets and the spill-over effects to other market segments and asset classes (see the chart “Equity markets”). The increased uncertainty about the valuation and risk exposures of structured products significantly increased the risk aversion of financial market participants. Spreads in structured credits widened substantially, and liquidity in some credit market segments dried up. The financial services sector was challenged by severe write-downs on certain financial assets and a liquidity squeeze in some funding markets. Against the backdrop of eased inflationary pressure, the US Federal Reserve started to cut interest rates in August, and in light of the widening turmoil in credit markets, it undertook further rate cuts later in the year. To support banks in managing their liquidity over the year end and to further improve liquidity in money markets, central banks provided additional liquidity in December through a concerted auctioning process. However, funding conditions for banks remained difficult (see the chart “Money markets”).

On the back of decelerated economic growth and investors’ flight to quality, US dollar yields declined. In contrast, yields in Euro or Swiss francs were rising on economic strength, threatening inflation (see the chart “Yield curves”). Towards the end of the year, the US dollar traded at historic lows against European currencies, reflecting the reduced interest rate differential and the unwinding of carry trades. The reduced risk appetite of market participants due to the turmoil in credit markets and the higher market volatility put pressure on those trades and led to an appreciation of funding currencies such as the Japanese yen and the Swiss franc.

Sector environment
With the ongoing, albeit slower, global economic expansion during 2007, the wealth management industry continued its growth trend, particularly in Asia, the Middle East and other emerging markets. Growth in net new assets remained significant in these regions, and the number of wealth management-dedicated staff continued to increase. For companies not reporting in US dollars, the weakness of the US dollar generally adversely impacted results. Increased uncertainty drove client demand in capital-protected products, and increased equity trading activities partially offset lower overall fixed income-related results.

After a favorable first half of 2007, the financial services sector was impacted in the third and fourth quarters by the turmoil in the credit markets, including valuation reductions, further provisions, ratings downgrades, profit warnings, cancelled share buybacks, fears about possible dividend cuts and the need for recapitalization and balance sheet reconstruction. Banks issued a record amount of equity-related securities in the second half of the year as they rebuilt their balance sheets and sought funding. Sovereign wealth funds based in Asia and the Middle East invested heavily in leading international banks. Towards the end of the year, the US government initiated a program to freeze subprime mortgage rates under certain conditions with the goal of limiting the increase of foreclosures due to payment defaults. The overall ABS market remained difficult, and there were continued valuation reductions on RMBS and CMBS. Valuations of RMBS reflected the deterioration in the US housing sector, increased payment defaults and the related actions of the ratings agencies. Valuations of CMBS primarily reflected widening credit spreads and concerns of decelerating economic growth.

Within more volatile markets, equity and fixed income trading volumes were higher in 2007 than in 2006. Also, global equity underwriting, IPO and mergers and acquisitions activity was robust and generally higher than the year before but slowed down in the second half. Global debt underwriting was on the level of 2006, but the strong decline in the second half of 2007 reflected the turmoil in credit markets and more conservative credit standards applied by banks and other financial institutions.

Market volumes (growth in % year-on-year)

	Global	Europe

	2007	2007

Equity trading volume [1]	39.5	41.7

Fixed income trading volume [2]	14.0	13.0

Announced mergers and acquisitions [3]	24.2	37.7

Completed mergers and acquisitions [3]	25.5	29.1

Equity underwriting [3]	15.6	22.2

Debt underwriting [3]	(0.2)	(4.5)

Syndicated lending - investment-grade [3]	19.7	–

1 Virt-x, LSE, Deutsche Börse, NYSE Euronext, Hong Kong Stock Exchange 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 2007, we reported net income of CHF 7,760 million, down 31% against 2006, which included income from discontinued operations of CHF 3,070 million. Income from continuing operations was CHF 7,760 million, down 6%. Diluted earnings per share were CHF 6.96 and return on equity was 18.0%.

Results

			in		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net interest income	8,453	6,566	6,918	29	(5)

Commissions and fees	19,329	17,647	14,323	10	23

Trading revenues	6,148	9,428	5,634	(35)	67

Other revenues	5,805	4,962	3,614	17	37

Net revenues	39,735	38,603	30,489	3	27

Provision for credit losses	240	(111)	(144)	–	(23)

Compensation and benefits	16,219	15,697	13,974	3	12

General and administrative expenses	6,916	6,445	7,378	7	(13)

Commission expenses	2,612	2,272	1,880	15	21

Total other operating expenses	9,528	8,717	9,258	9	(6)

Total operating expenses	25,747	24,414	23,232	5	5

Income from continuing operations before taxes	13,748	14,300	7,401	(4)	93

Income tax expense	1,250	2,389	927	(48)	158

Minority interests	4,738	3,630	1,948	31	86

Income from continuing operations	7,760	8,281	4,526	(6)	83

Income from discontinued operations	0	3,070	1,310	(100)	134

Extraordinary items	0	(24)	0	100	–

Cumulative effect of accounting changes	–	–	14	–	–

Net income	7,760	11,327	5,850	(31)	94

Earnings per share (CHF)

Basic earnings per share from continuing operations	7.43	7.53	3.98	(1)	89

Basic earnings per share	7.43	10.30	5.17	(28)	99

Diluted earnings per share from continuing operations	6.96	7.19	3.90	(3)	84

Diluted earnings per share	6.96	9.83	5.02	(29)	96

Return on equity (%)

Return on equity	18.0	27.5	15.4	–	–

Return on tangible equity [1]	24.5	40.6	26.5	–	–

BIS statistics

Risk-weighted assets (CHF million)	312,068	253,676	232,891	23	9

Tier 1 capital (CHF million)	34,737	35,147	26,348	(1)	33

Total capital (CHF million)	45,102	46,764	31,918	(4)	47

Tier 1 ratio (%)	11.1	13.9	11.3	–	–

Total capital ratio (%)	14.5	18.4	13.7	–	–

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Results summary
In 2007, net income was CHF 7,760 million, down CHF 3,567 million, or 31%, against 2006, which included income from discontinued operations of CHF 3,070 million. Income from continuing operations was CHF 7,760 million in 2007, down CHF 521 million, or 6%, compared to 2006. Private Banking achieved record net revenues despite market turbulence and cautious investor behavior in the second half of 2007. Our results in Investment Banking reflected the adverse effects from the turmoil in the mortgage and credit markets, although our focus on risk management enabled us to perform relatively well. Asset Management was impacted by valuation reductions on securities purchased from our money market funds. Before these valuation reductions, Asset Management results were strong. Our results also benefited from fair value gains due to the widening credit spreads on Credit Suisse debt. Income tax expense benefited from the recognition of previously unrecognized deferred tax assets. Our tax rate was also favorably impacted by normal business-driven tax related items, including non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was offset by an increase in the valuation allowance on deferred tax assets attributable to lower business results in certain entities.

Diluted earnings per share from continuing operations were CHF 6.96 compared to CHF 7.19 in 2006. Return on equity was 18.0% compared to 27.5% in 2006, which included income from discontinued operations. Our capital remained strong, with a BIS tier 1 ratio of 11.1% as of the end of 2007, compared to 13.9% as of the end of 2006.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in	2007	2006	2005	2007	2006	2005	2007	2006	2005

Statements of income (CHF million)

Net revenues	34,953	34,940	28,415	4,782	3,663	2,074	39,735	38,603	30,489

Provision for credit losses	240	(111)	(144)	0	0	0	240	(111)	(144)

Compensation and benefits	16,103	15,644	13,974	116	53	0	16,219	15,697	13,974

General and administrative expenses	6,850	6,395	7,346	66	50	32	6,916	6,445	7,378

Commission expenses	2,612	2,272	1,880	0	0	0	2,612	2,272	1,880

Total other operating expenses	9,462	8,667	9,226	66	50	32	9,528	8,717	9,258

Total operating expenses	25,565	24,311	23,200	182	103	32	25,747	24,414	23,232

Income from continuing operations before taxes	9,148	10,740	5,359	4,600	3,560	2,042	13,748	14,300	7,401

Income tax expense	1,250	2,389	927	0	0	0	1,250	2,389	927

Minority interests	138	70	(94)	4,600	3,560	2,042	4,738	3,630	1,948

Income from continuing operations	7,760	8,281	4,526	0	0	0	7,760	8,281	4,526

Income from discontinued operations	0	3,070	1,310	0	0	0	0	3,070	1,310

Extraordinary items	0	(24)	0	0	0	0	0	(24)	0

Cumulative effect of accounting changes	–	–	14	–	–	0	–	–	14

Net income	7,760	11,327	5,850	0	0	0	7,760	11,327	5,850

Statement of income metrics (%)

Compensation/revenue ratio	46.1	44.8	49.2	–	–	–	40.8	40.7	45.8

Non-compensation/revenue ratio	27.1	24.8	32.5	–	–	–	24.0	22.6	30.4

Cost/income ratio	73.1	69.6	81.6	–	–	–	64.8	63.2	76.2

Pre-tax income margin	26.2	30.7	18.9	–	–	–	34.6	37.0	24.3

Effective tax rate	13.7	22.2	17.3	–	–	–	9.1	16.7	12.5

Net income margin from continuing operations	22.2	23.7	15.9	–	–	–	19.5	21.5	14.8

Net income margin	22.2	32.4	20.6	–	–	–	19.5	29.3	19.2

Revaluing of certain asset-backed securities positions
As announced on February 19, 2008, in connection with ongoing internal control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in CDO trading in our structured product business within Investment Banking, and immediately undertook an internal review of this business.

As a result of this internal review, which is now complete, we recorded total valuation reductions of CHF 2.86 billion (USD 2.65 billion) as a result of revaluing these positions. A significant portion of the reductions reflected adverse market developments in the first quarter of 2008. These valuation reductions include a CHF 1,177 million reduction in net revenues and a CHF 789 million reduction in net income from the amounts we previously reported for the fourth quarter and full-year 2007, and such reductions are reflected in the consolidated financial statements and related discussion of our financial condition, results of operations and cash flows and other information included in this Annual Report.

The internal review, commissioned by our Executive Board and assisted by outside counsel, commenced after the release of our unaudited 2007 condensed consolidated financial statements. Based on the results of the internal review and the conclusions of outside counsel, we have determined that these mismarks and pricing errors were, in part, the result of intentional misconduct by a small number of traders. These employees have either been terminated or have been suspended and are in the process of being disciplined under local employment law. The controls we had in place to prevent or detect these mismarks and pricing errors, including the supervision and monitoring of the valuations of these positions by trading and the related price testing and supervision by product control, were not effective. Our price testing of these positions included modeling techniques that failed to accurately value these positions as of December 31, 2007. As a result, management concluded that a material weakness in internal control over financial reporting existed as of December 31, 2007.

In connection with the completion of our internal review, we have been actively engaged in the development and implementation of a remediation plan to address this material weakness in internal control over financial reporting. We have reassigned trading responsibility for the CDO trading business and are enhancing related control processes. Our remediation plan also includes improving the effectiveness of supervisory reviews, formalizing escalation procedures, improving the coordination among trading, product control and risk management, adding additional resources, improving training and enhancing the tools and other technical resources available to our personnel.

Our Executive Board continues to assign the highest priority to the prompt remediation of this material weakness and reports regularly on these remediation efforts to the Audit Committee and Board of Directors.

Notwithstanding the existence of this material weakness in internal control over financial reporting, we have performed alternative procedures since mid-February 2008, including an extensive review of the valuations of these positions in our CDO trading business as of December 31, 2007, led by senior personnel. We are confident that as a result of the alternative procedures performed, our financial statements in this Annual Report are fairly presented, in all material respects, in conformity with US GAAP.

For further information, refer to V – Consolidated financial statements – Credit Suisse Group – Controls and procedures and VII – Consolidated financial statements – Credit Suisse (Bank) – Controls and procedures.

Capital and risk trends
Our consolidated BIS tier 1 ratio under Basel I was 11.1% as of the end of 2007, a decrease from 13.9% as of the end of 2006. The decrease was driven primarily by an increase in risk-weighted assets. As of the end of 2007, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points lower.

In March 2007, we completed the share buyback program approved by the shareholders at the Annual General Meeting (AGM) in 2005. Under this program, we repurchased a total of 87.8 million common shares in the amount of CHF 6.0 billion, of which 11.4 million common shares in the amount of CHF 1.0 billion were repurchased during 2007. We cancelled 53.8 million common shares from this share buyback program, which did not impact total shareholders’ equity, as the reduction in common shares, additional paid-in capital and retained earnings were offset in full by a reduced balance of treasury shares.

At the AGM in May 2007, the shareholders approved a new share repurchase program of up to CHF 8 billion over a maximum of three years. During 2007, we repurchased 46.1 million common shares in the amount of CHF 3.9 billion under the new share buyback program. As of March 7, 2008, we had repurchased a total of CHF 4.1 billion, or 52%, of the approved CHF 8.0 billion. As a result of the challenging operating environment, we reduced our share buyback activity in the second half of 2007. Our ability to complete the share buyback program in 2008 is dependent on market conditions.

In 2007, our overall position risk, measured on the basis of our economic capital model, decreased 4% compared to 2006, mainly driven by reductions in real estate and structured assets and fixed income trading exposures partly offset by increased international lending and counterparty, equity trading and investments and emerging markets exposures. Average Value-at-Risk (VaR) for our trading books increased to CHF 115 million, primarily reflecting the increased market volatility.

For further information on capital and risk trends, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk.
Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table above.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends these funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of our own debt.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. In 2007, these related principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Prior to 2007, BANK-now was a subsidiary of the Bank and accordingly its results of operations through the end of 2006 were included in the Bank’s consolidated statements of income. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group. For further information on the Bank refer to Note 39 – Supplementary subsidiary guarantee information in V – Consolidated financial statements – Credit Suisse Group and VII – Consolidated financial statements – Credit Suisse (Bank).

Differences between Group and Bank businesses

Entity	Principal business activity

Clariden Leu [1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now [2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

Comparison of consolidated statements of income

			Group			Bank

in	2007	2006	2005	2007	2006	2005

Statements of income (CHF million)

Net revenues	39,735	38,603	30,489	37,304	36,612	29,131

Total operating expenses	25,747	24,414	23,232	24,904	23,908	22,979

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	13,748	14,300	7,401	12,173	12,801	6,286

Income tax expense	1,250	2,389	927	846	2,137	659

Minority interests	4,738	3,630	1,948	5,013	3,620	2,064

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7,760	8,281	4,526	6,314	7,044	3,563

Income from discontinued operations, net of tax	0	3,070	1,310	0	0	0

Extraordinary items, net of tax	0	(24)	0	0	(24)	0

Cumulative effect of accounting changes, net of tax	–	–	14	–	–	12

Net income	7,760	11,327	5,850	6,314	7,020	3,575

Comparison of consolidated balance sheets

		Group		Bank

end of	2007	2006	2007	2006

Balance sheet statistics (CHF million)

Total assets	1,360,680	1,255,956	1,333,742	1,226,764

Total liabilities	1,317,481	1,212,370	1,302,408	1,200,719

Capitalization

		Group		Bank

end of	2007	2006	2007	2006

Capitalization (CHF million)

Due to banks	90,864	97,514	106,979	104,724

Customer deposits	335,505	290,864	307,598	280,200

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	288,444	300,476	288,442

Long-term debt	160,157	147,832	157,282	144,021

Other liabilities	430,574	387,716	430,073	383,332

Total liabilities	1,317,481	1,212,370	1,302,408	1,200,719

Total shareholder's equity	43,199	43,586	31,334	26,045

Total capitalization	1,360,680	1,255,956	1,333,742	1,226,764

Capital adequacy

		Group		Bank

end of	2007	2006	2007	2006

Capital (CHF million)

Tier 1 capital	34,737	35,147	32,254	26,600

of which non-cumulative perpetual preferred securities	4,136	2,167	3,514	1,065

Total BIS regulatory capital	45,102	46,764	44,318	38,441

Capital ratios (%)

Tier 1 ratio	11.1	13.9	11.0	11.4

Total capital ratio	14.5	18.4	15.1	16.5

Dividends of the Bank to Credit Suisse Group

end of	2007	2006

Per share issued (CHF)

Dividend	59.10	0.23

Net income	82.40	83.80

Registered shares of CHF 100.00 nominal value each. As of December 31, 2007, total share capital consisted of 43,996,652 registered shares.

Core Results
For 2007, income from continuing operations was CHF 7,760 million. Private Banking results were strong with profitable growth throughout 2007. In Investment Banking, we performed relatively well, but results reflected valuation reductions from the turmoil in the mortgage and credit markets. Asset Management was adversely impacted by valuation reductions from securities purchased from our money market funds. Before these valuation reductions, Asset Management results were strong.

Results

				in			% change

	2007	2006		2005		07 / 06	06 / 05

Statements of income (CHF million)

Net interest income	8,314	6,408		6,890		30	(7)

Commissions and fees	19,360	17,754		14,373		9	24

Trading revenues	6,148	9,375		5,623		(34)	67

Other revenues	1,131	1,403		1,529		(19)	(8)

Net revenues [1,2]	34,953	34,940		28,415		–	23

Provision for credit losses	240	(111)		(144)		–	(23)

Compensation and benefits	16,103	15,644		13,974		3	12

General and administrative expenses	6,850	6,395	[3]	7,346	[4]	7	(13)

Commission expenses	2,612	2,272		1,880		15	21

Total other operating expenses	9,462	8,667		9,226		9	(6)

Total operating expenses	25,565	24,311		23,200		5	5

Income from continuing operations before taxes	9,148	10,740		5,359		(15)	100

Income tax expense	1,250	2,389		927		(48)	158

Minority interests	138	70		(94)		97	–

Income from continuing operations	7,760	8,281		4,526		(6)	83

Income from discontinued operations	0	3,070		1,310		(100)	134

Extraordinary items	0	(24)		0		100	–

Cumulative effect of accounting changes	–	–		14		–	–

Net income	7,760	11,327		5,850		(31)	94

Statement of income metrics (%)

Compensation/revenue ratio	46.1	44.8		49.2		–	–

Non-compensation/revenue ratio	27.1	24.8		32.5		–	–

Cost/income ratio	73.1	69.6		81.6		–	–

Pre-tax income margin	26.2	30.7		18.9		–	–

Effective tax rate	13.7	22.2		17.3		–	–

Net income margin from continuing operations	22.2	23.7		15.9		–	–

Net income margin	22.2	32.4		20.6		–	–

Number of employees (full-time equivalents)

Number of employees	48,100	44,900		44,600		7	1

1 Includes valuation reductions in Asset Management of CHF 920 million in 2007 from securities purchased from our money market funds. 2 Includes valuation reductions in Investment Banking of CHF 3,187 million in 2007 relating to leveraged finance and structured products. 3 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in Investment Banking. 4 Includes CHF 960 million charge to increase the reserve for certain private litigation matters in Investment Banking.

Results summary
Net income in 2007 was CHF 7,760 million, down CHF 3,567 million, or 31%, compared to 2006, which included income from discontinued operations of CHF 3,070 million. In 2007, income from continuing operations was CHF 7,760 million, down CHF 521 million, or 6%, against 2006. Net revenues were flat at CHF 34,953 million. Total operating expenses were CHF 25,565 million, up CHF 1,254 million, or 5%.

Our Core Results for 2007 reflected strong performance in the first half of the year, which benefited from overall favorable markets, but were impacted by the turmoil in the mortgage and credit markets during the second half of 2007, which emerged from the dislocation of the US subprime mortgage market. Private Banking continued its profitable growth, with record income from continuing operations and net revenues. In Investment Banking, our equity and advisory businesses performed well, but our fixed income businesses were affected by weaker revenues including significant valuation reductions on structured products and leveraged loan commitments. Asset Management was impacted by significant valuation reductions on securities purchased from our money market funds, but results were strong before these valuation reductions.

Our results also included fair value gains on Credit Suisse debt, substantially all of which were recorded in Investment Banking. Total operating expenses increased mainly due to higher performance-related compensation, partly offset by an increase in deferred share-based compensation for 2007. Income tax expense benefited from the recognition of previously unrecognized deferred tax assets. Our tax rate was also favorably impacted by normal business-driven tax related items, including non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was offset by an increase in the valuation allowance on deferred tax assets attributable to lower business results in certain entities. We had net new asset inflows of CHF 50.4 billion, mostly reflecting inflows of CHF 50.2 billion in Wealth Management.

Overall, our performance in 2007 demonstrated the benefit of our diversified business mix in a more demanding operating environment.
Results detail
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

2007 vs 2006: From CHF 34,940 million to CHF 34,953 million
The slight increase reflected a strong performance in Private Banking, offset by lower results driven by valuation reductions on the structured products and leveraged finance businesses in Investment Banking and on securities purchased from our money market funds in Asset Management. Net revenues benefited from lower funding costs, including fair value gains due to the widening of credit spreads on Credit Suisse debt.

In Private Banking, net revenues were strong despite ongoing market turbulence and cautious investor behavior. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreased asset margins due to ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly from recurring revenues from managed investment products and performance-based fees from Hedging-Griffo at Wealth Management and minority interests of a consolidated joint venture in our Corporate & Retail Banking business.

In Investment Banking, our equity and advisory businesses performed well, but our fixed income businesses were affected by weaker revenues including valuation reductions on structured products and leveraged loan commitments. Valuation reductions on our structured products and leveraged finance businesses were CHF 3,187 million in 2007. These valuation reductions include the revaluing of certain ABS positions in our CDO trading business. Fixed income trading revenues were significantly lower compared to 2006, reflecting significant valuation reductions, partly offset by strong performances in the interest rate products, fixed income proprietary trading and foreign exchange businesses. Equity trading benefited from strong performances in our global cash, prime services and derivative businesses. Fixed income and equity trading also benefited from fair value gains of CHF 1,111 million on Credit Suisse debt. Our advisory and equity underwriting businesses had higher revenues compared to 2006.

In Asset Management, net revenues were down, mainly reflecting valuation reductions of CHF 920 million from securities purchased from our money market funds. Before these valuation reductions, net revenues showed continued growth. Asset management and administrative fees were strong, reflecting growth in average assets under management during 2007, particularly in alternative investments and balanced assets. Performance-based fees increased significantly, primarily from Hedging-Griffo. Private equity revenues increased, reflecting the strength of our private equity franchise and lower funding costs. Private equity and other investment-related gains increased, primarily due to fair value gains on our investments.

2006 vs 2005: Up 23% from CHF 28,415 million to CHF 34,940 million
In Private Banking, net revenues increased mainly due to the higher commissions and fees driven by higher asset-based fees related to the higher level of assets under management and higher transaction-based fees reflecting the stronger client activity. In addition, net interest income increased, primarily driven by higher liability volumes and margins.

In Investment Banking, net revenues increased driven by significantly higher fixed income and equity trading results.
In Asset Management, net revenues were slightly higher, mainly reflecting increased assets under management partly offset by lower private equity and other investment-related gains.
Provision for credit losses
2007 vs 2006: From CHF (111) million to CHF 240 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking and fewer releases of provisions.
2006 vs 2005: From CHF (144) million to CHF (111) million
With the favorable credit environment, we benefited from net releases in 2006.
Operating expenses
Compensation and benefits
2007 vs 2006: Up 3% from CHF 15,644 million to CHF 16,103 million
The increase was due primarily to higher performance-related compensation and increased deferred compensation expense from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007. Salaries and benefits increased reflecting the higher headcount.

2006 vs 2005: Up 12% from CHF 13,974 million to CHF 15,644 million
The increase was due primarily to higher performance-related compensation in Investment Banking and Private Banking reflecting improved results. Compensation expenses in 2005 included CHF 630 million, recorded in Corporate Center, relating to a change in accounting for share-based compensation awards.

General and administrative expenses
2007 vs 2006: Up 7% from CHF 6,395 million to CHF 6,850 million
The increase was primarily due to credits from insurance settlements of CHF 508 million in Investment Banking. This increase was partially offset by realignment costs of CHF 172 million in Asset Management in 2006. Excluding these credits from insurance settlements and realignment costs, general and administrative expenses increased CHF 119 million, or 2%, reflecting increased professional fees but lower costs across other expense categories. Professional fees increased, reflecting the international expansion and marketing and sales activities in Wealth Management and delayed or cancelled transactions in Investment Banking due to market conditions in the second half of 2007. Asset Management expenses were down primarily due to realignment costs incurred in 2006.

2006 vs 2005: Down 13% from CHF 7,346 million to CHF 6,395 million
General and administrative expenses included credits from insurance settlements for litigation and related costs of CHF 508 million in 2006 and the reserve for certain private litigation matters of CHF 960 million in 2005. In addition, in 2006, realignment costs of CHF 172 million were recognized in Asset Management. Excluding these items, general and administrative expenses increased CHF 345 million, or 5%, primarily from increased travel and entertainment, occupancy costs and professional fees.

Commission expenses
2007 vs 2006: Up 15% from CHF 2,272 million to CHF 2,612 million
The increase primarily reflected increased trading and business volumes.
2006 vs 2005: Up 21% from CHF 1,880 million to CHF 2,272 million
The increase primarily reflected increased trading and business volumes.
Tax
2007 vs 2006: Down 48% from CHF 2,389 million to CHF 1,250 million
The effective tax rate was 13.7% in 2007 compared to 22.2% in 2006. The reduction in the effective tax rate was due to the recognition of previously unrecognized deferred tax assets of CHF 512 million. Our tax rate was also favorably impacted by normal business-driven tax related items, including non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was offset by an increase in the valuation allowance on deferred tax assets of CHF 690 million attributable to lower business results in certain entities.

2006 vs 2005: Up 158% from CHF 927 million to CHF 2,389 million
The effective tax rate was 22.2% in 2006 compared to 17.3% in 2005. The lower rate in 2005 mainly reflected the impact of the change in our accounting for share-based compensation awards.
Personnel
The number of employees increased by approximately 3,200 full-time equivalents compared to the end of 2006. The increase was driven primarily by recruitment in Investment Banking and additional relationship managers in targeted markets of Wealth Management. In late 2007 and continuing in 2008, we selectively reduced headcount in certain Investment Banking businesses to reflect market conditions. For additional information on personnel, refer to IV – Corporate governance.

Key performance indicators
To benchmark our achievements, we have defined a set of integrated bank key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles. Although market conditions have been challenging, we continue to be optimistic in achieving our targets over the longer term.

Performance
For return on equity, we target an annual rate of return of above 20%. In 2007, our return on equity was 18.0%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 2007, total shareholder return was (17.8)%.
Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was (3.2)% in 2007.
For net new assets, we target a growth rate above 6%. In 2007, we had a net new asset growth rate of 3.4%.
In 2008, we announced a target for integrated bank collaboration revenues in excess of CHF 10 billion by 2010. For 2007, integrated bank collaboration revenues were CHF 5.9 billion.
Efficiency
We targeted efficiency improvements within a top quartile performance compared to the industry. Our Core Results cost/income ratio was 73.1% for 2007.
In 2008, we announced a target for our Core Results cost/income ratio of 65% by 2010.
Capital strength
For the BIS tier 1 ratio, we targeted a minimum level of 10%. The BIS tier 1 ratio under Basel I was 11.1% as of the end of 2007. As of the end of 2007, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points lower. For the BIS tier 1 ratio under Basel II, we target a minimum level of 10%.

in / end of	2007	2006	2005

Performance (%)

Return on equity	18.0	27.5	15.4

Total shareholder return	(17.8)	30.5	44.2

Growth

Diluted earnings per share growth from continuing operations (%)	(3.2)	84.4	(7.8)

Net new asset growth (%)	3.4	7.2	5.4

Collaboration revenues (CHF billion)	5.9	4.9	–

Efficiency (%)

Core Results cost/income ratio	73.1	69.6	81.6

Capital strength (%)

Basel I BIS tier 1 ratio	11.1	13.9	11.3

Private Banking
In 2007, we achieved record net revenues despite market turbulence and cautious investor behavior during the second half of the year. Income from continuing operations before taxes was a record CHF 5,486 million, up CHF 890 million, or 19%, from 2006.

Results

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	13,522	11,678	10,495	16	11

Provision for credit losses	(59)	(73)	(71)	(19)	3

Compensation and benefits	4,529	4,038	3,588	12	13

General and administrative expenses	2,670	2,382	2,325	12	2

Commission expenses	896	735	687	22	7

Total other operating expenses	3,566	3,117	3,012	14	3

Total operating expenses	8,095	7,155	6,600	13	8

Income from continuing operations before taxes	5,486	4,596	3,966	19	16

Statement of income metrics (%)

Compensation/revenue ratio	33.5	34.6	34.2	–	–

Non-compensation/revenue ratio	26.4	26.7	28.7	–	–

Cost/income ratio	59.9	61.3	62.9	–	–

Pre-tax income margin	40.6	39.4	37.8	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,668	5,172	5,572	(10)	(7)

Pre-tax return on average utilized economic capital (%) [1]	118.4	90.4	72.3	–	–

Net revenue detail (CHF million)

Net interest income	4,788	4,095	3,716	17	10

Total non-interest income	8,734	7,583	6,779	15	12

Net revenues	13,522	11,678	10,495	16	11

Balance sheet statistics (CHF million)

Total assets	376,800	340,741	298,117	11	14

Net loans	175,506	163,670	158,147	7	3

Goodwill	975	791	793	23	0

Number of employees (full-time equivalents)

Number of employees	23,200	22,200	–	5	–

1 Calculated using a return excluding interest costs for allocated goodwill.

Results summary
During 2007, we faced a challenging operating environment during the second half of the year, characterized by market volatility and cautious investor behavior. However, we continued to make progress in executing several growth initiatives to strengthen the global franchise, including the completion of the acquisition of Hedging-Griffo as of November 1, 2007. We built up teams in our key markets, enhanced our operating platform and fostered product innovation.

Income from continuing operations before taxes was a record CHF 5,486 million, up CHF 890 million, or 19%, compared to 2006. Net revenues were also a record CHF 13,522 million, up CHF 1,844 million, or 16%. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreasing asset margins, still faced with ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly recurring revenues from managed investment products in Wealth Management and minority interests of a consolidated joint venture in our Corporate & Retail Banking business. Provision for credit losses resulted in net releases of CHF 59 million, compared to net releases of CHF 73 million in 2006. Total operating expenses were CHF 8,095 million, up CHF 940 million, or 13%, compared to 2006. This increase was mainly driven by higher personnel and business costs associated with the international expansion of our Wealth Management business, higher commission expenses, higher marketing and sales activities and expenses related to the minority interests of the consolidated joint venture.

Assets under management as of the end of 2007 were CHF 995.4 billion, CHF 55.1 billion, or 5.9%, higher than at the end of 2006, reflecting the asset gathering during the year, positive market performance and the Hedging-Griffo acquisition, offset in part by negative foreign exchange-related movements and corporate cash now reported only in client assets. Net new assets were CHF 53.5 billion for 2007, compared to CHF 52.2 billion for 2006, with Wealth Management contributing CHF 50.2 billion and Corporate & Retail Banking contributing CHF 3.3 billion.

In 2006, income from continuing operations before taxes increased to CHF 4,596 million, or 16%, compared to 2005. Net revenues were CHF 11,678 million, up 11%. Net interest income increased 10%, primarily reflecting higher liability volumes and margins. Total non-interest income increased mainly as a result of higher commissions and fees, driven by higher asset-based fees related to the higher level of assets under management and higher transaction-based fees reflecting the stronger client activity. Provision for credit losses resulted in net releases of CHF 73 million, compared to net releases of CHF 71 million in 2005. Total operating expenses were CHF 7,155 million, up 8%, compared to 2005, mainly driven by higher performance-related compensation reflecting the better results and increased personnel costs associated with the international expansion of our Wealth Management business.

Wealth Management
During 2007, we continued to profitably grow our business and strengthen our franchise in key markets. Despite the challenging operating environment, we achieved record net revenues and net new assets were CHF 50.2 billion. For 2007, income from continuing operations before taxes was also a record CHF 3,865 million, up CHF 628 million, or 19%, from 2006.

Results

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	9,583	8,181	7,125	17	15

Provision for credit losses	3	(19)	25	–	–

Compensation and benefits	3,177	2,780	2,367	14	17

General and administrative expenses	1,770	1,571	1,493	13	5

Commission expenses	768	612	579	25	6

Total other operating expenses	2,538	2,183	2,072	16	5

Total operating expenses	5,715	4,963	4,439	15	12

Income from continuing operations before taxes	3,865	3,237	2,661	19	22

Statement of income metrics (%)

Compensation/revenue ratio	33.2	34.0	33.2	–	–

Non-compensation/revenue ratio	26.5	26.7	29.1	–	–

Cost/income ratio	59.6	60.7	62.3	–	–

Pre-tax income margin	40.3	39.6	37.3	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,592	1,709	1,912	(7)	(11)

Pre-tax return on average utilized economic capital (%) [1]	245.2	193.9	142.4	–	–

Balance sheet statistics (CHF million)

Total assets	268,871	229,731	183,213	17	25

Net loans	76,265	69,156	65,580	10	5

Goodwill	794	610	613	30	0

Number of employees (full-time equivalents)

Number of employees	14,300	13,400	–	7	–

Number of relationship managers

Number of relationship managers	3,140	2,820	2,710	11	4

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Net revenue detail (CHF million)

Net interest income	2,446	1,916	1,625	28	18

Total non-interest income	7,137	6,265	5,500	14	14

Net revenues	9,583	8,181	7,125	17	15

Net revenue detail (CHF million)

Recurring	6,395	5,193	4,590	23	13

Transaction-based	3,188	2,988	2,535	7	18

Net revenues	9,583	8,181	7,125	17	15

Gross and net margin on assets under management (bp)

Recurring	77	71	73	–	–

Transaction-based	38	41	40	–	–

Gross margin	115	112	113	–	–

Net margin (pre-tax)	47	44	42	–	–

Operating environment
Our operating environment during 2007 reflected weaker client activity compared to 2006. The second half of the year proved more challenging due to significant market volatility and increased investor caution resulting from turmoil in the credit markets. Increased risk aversion drove client activity. Investors sought to rebalance their portfolios by reducing their allocations to higher risk assets. Shifts were most notably from equities into fixed income and money market products as equity markets were volatile, particularly in the second half of 2007. The further weakening of the US dollar against the Swiss franc created additional instability.

However, the overall sound global economy provided opportunities for our clients. During the end of 2007, growth in the mature US and European economies started to slow down, but growth in the emerging markets continued and helped to mitigate the economic deceleration.

Sales volumes of investment products were above 2006, with increases particularly in funds, while demand for structured products remained stable, with growth adversely impacted by the market conditions during the second half of 2007. Our business environment remained healthy on a global level, benefiting from the continued growth in the number of high-net-worth clients, particularly in Europe and Asia.

Results summary
In 2007, income from continuing operations before taxes was a record CHF 3,865 million, up CHF 628 million, or 19%, compared to 2006. Net revenues were a record CHF 9,583 million, up CHF 1,402 million, or 17%, driven by an improvement in recurring revenues. Recurring revenues, which represented 67% of net revenues, increased CHF 1,202 million, or 23%, reflecting higher net interest income, mainly from lower funding costs and higher liability volumes and margins, as well as higher commissions and fees, particularly from managed investment products and performance-based fees. Transaction-based revenues increased CHF 200 million, or 7%, mainly due to higher brokerage fees, client foreign exchange and product issuing fees. Total operating expenses were CHF 5,715 million, up CHF 752 million, or 15%. The 14% increase in compensation and benefits was mainly due to the ongoing strategic investment in the global franchise and higher performance-related compensation. The 16% growth in total other operating expenses was driven by higher infrastructure and business costs related to international expansion in our key markets, commission expenses and higher marketing and sales activities.

Assets under management as of the end of 2007 were CHF 838.6 billion, up CHF 54.4 billion, or 6.9%, from 2006, reflecting the asset gathering during the year, positive market performance and the Hedging-Griffo acquisition, offset in part by negative foreign exchange-related movements and corporate cash now reported only in client assets. Net new assets were CHF 50.2 billion in 2007, with strong contributions from Asia, Europe and the Middle East.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2007, the pre-tax income margin was 40.3%, up 0.7 percentage points from 2006.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. We achieved a growth rate of 6.4% in 2007, compared to 7.3% in 2006. The slower growth in net new assets reflected the stable net new assets, compared to the strong growth in assets under management and our focus on profitable growth.

Gross margin
Our gross margin in 2007 was 115 basis points, compared to 112 basis points in 2006. In 2007, the recurring margin increased by six basis points, compared to 2006. This improvement was mainly due to higher net interest income, particularly from lower funding costs and higher commissions and fees. The transaction-based margin decreased three basis points, reflecting a greater increase in average assets under management than the increase in transaction-based revenues.

Results detail
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

2007 vs 2006: Up 23% from CHF 5,193 million to CHF 6,395 million
The increase was driven by higher net interest income, mostly from lower funding costs and higher liability volumes and margins, and higher commissions and fees, mainly from managed investment products and performance-based fees from Hedging-Griffo.

2006 vs 2005: Up 13% from CHF 4,590 million to CHF 5,193 million
The increase was due mainly to higher commissions and fees, due to the strong growth in assets under management, and higher net interest income, mainly driven by higher liability volumes and margins.
Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product issuing fees, client foreign exchange income and other transaction-based income.
2007 vs 2006: Up 7% from CHF 2,988 million to CHF 3,188 million
The increase was mainly driven by higher brokerage fees, client foreign exchange and product issuing fees, partly offset by lower revenues in the US due to the market dislocation in the second half of 2007.

2006 vs 2005: Up 18% from CHF 2,535 million to CHF 2,988 million
The increase was mainly due to higher brokerage and product issuing fees, reflecting stronger client activity.
Provision for credit losses
2007 vs 2006: From CHF (19) million to CHF 3 million
Provision for credit losses reflected a low level of net provisions. 2006 included releases from the resolution of a single exposure.
2006 vs 2005: From CHF 25 million to CHF (19) million
2006 benefited from net releases, mainly due to the resolution of a single exposure.
Operating expenses
Compensation and benefits
2007 vs 2006: Up 14% from CHF 2,780 million to CHF 3,177 million
The increase mainly reflected growth in headcount, particularly strategic hiring made in the front office, higher salaries and related benefits as well as higher performance-related compensation, including higher deferred compensation expense from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007.

2006 vs 2005: Up 17% from CHF 2,367 million to CHF 2,780 million
The increase in costs primarily reflected higher personnel costs primarily from strategic hiring in the front office and higher salaries and benefits, as well as higher performance-related compensation expenses reflecting the improved results.

General and administrative expenses
2007 vs 2006: Up 13% from CHF 1,571 million to CHF 1,770 million
The increase mainly reflected higher front- and back-office infrastructure costs due to the international expansion and higher marketing and sales activities.
2006 vs 2005: Up 5% from CHF 1,493 million to CHF 1,571 million
The increase was mainly related to costs associated with the business growth in our international locations and higher non-credit-related provisions.
Commission expenses
2007 vs 2006: Up 25% from CHF 612 million to CHF 768 million
The increase was related to higher commission and fee revenues and business volumes.
2006 vs 2005: Up 6% from CHF 579 million to CHF 612 million
The increase was related to higher commission and fee revenues.
Personnel
During 2007, we strengthened our teams mainly in Asia, Latin America, Europe and the Middle East. As of the end of 2007, we had 3,140 relationship managers, an increase of 320 since 2006, driven mainly by Europe and Asia. Since 2005, the number of relationship managers increased by 430, primarily in Europe, Asia and the Americas.

Assets under management

				in / end of		% change

	2007		2006	2005	07 / 06	06 / 05

Assets under management (CHF billion)

Assets under management	838.6		784.2	693.3	6.9	13.1

of which discretionary assets	182.7		177.6	161.3	2.9	10.1

of which advisory assets	655.9		606.6	532.0	8.1	14.0

Growth in assets under management (CHF billion)

Net new assets	50.2		50.5	42.8	–	–

Acquisitions and divestitures	14.1		0.0	–	–	–

Market movements and investment performance	38.1		51.1	–	–	–

Currency	(23.1)		(9.5)	–	–	–

Other	(24.9)	[1]	(1.2)	–	–	–

Total other effects	4.2		40.4	82.7	–	–

Growth in assets under management	54.4		90.9	125.5	–	–

Growth in assets under management (%)

Net new assets	6.4		7.3	7.5	–	–

Total other effects	0.5	[1]	5.8	14.6	–	–

Growth in assets under management	6.9		13.1	22.1	–	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

Corporate & Retail Banking
The robust economic environment in Switzerland during 2007 provided a stable environment to further grow our business. We achieved record net revenues and record income from continuing operations before taxes of CHF 1,621 million, up CHF 262 million, or 19%, compared to 2006.

Results

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	3,939	3,497	3,370	13	4

Provision for credit losses	(62)	(54)	(96)	15	(44)

Compensation and benefits	1,352	1,258	1,221	7	3

General and administrative expenses	900	811	832	11	(3)

Commission expenses	128	123	108	4	14

Total other operating expenses	1,028	934	940	10	(1)

Total operating expenses	2,380	2,192	2,161	9	1

Income from continuing operations before taxes	1,621	1,359	1,305	19	4

Statement of income metrics (%)

Compensation/revenue ratio	34.3	36.0	36.2	–	–

Non-compensation/revenue ratio	26.1	26.7	27.9	–	–

Cost/income ratio	60.4	62.7	64.1	–	–

Pre-tax income margin	41.2	38.9	38.7	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,076	3,463	3,660	(11)	(5)

Pre-tax return on average utilized economic capital (%) [1]	52.8	39.4	35.7	–	–

Balance sheet statistics (CHF million)

Total assets	107,929	111,010	114,904	(3)	(3)

Net loans	99,241	94,514	92,567	5	2

Goodwill	181	181	180	0	1

Number of employees (full-time equivalents)

Number of employees	8,900	8,800	–	1	–

1 Calculated using a return excluding interest costs for allocated goodwill.
Results (continued)

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Net revenue detail (CHF million)

Net interest income	2,342	2,179	2,092	7	4

Total non-interest income	1,597	1,318	1,278	21	3

Net revenues	3,939	3,497	3,370	13	4

Number of branches

Number of branches	216	215	215	0	0

Operating environment
Swiss economic fundamentals remained robust during 2007. Consumer confidence remained high reflecting the decrease in the unemployment rate and overall favorable economic prospects. Concerns over inflation persisted during the year. The SNB gradually increased key interest rates until 3Q07 and then held interest rates steady in 4Q07. Compared to 2006, volumes of interest-related asset and liability products grew, reflecting the positive operating environment and consumer sentiment. Liability margins increased, but we faced continued asset margin pressure from strong market competition and a move by clients from fixed to variable interest rate products.

Results summary
In 2007, income from continuing operations before taxes was a record CHF 1,621 million, up CHF 262 million, or 19%, compared to 2006. Net revenues were a record CHF 3,939 million, up CHF 442 million, or 13%. Net interest income increased CHF 163 million, or 7%, mainly due to higher liability volumes and margins and lower funding costs, which were partially offset by decreasing asset margins. Total non-interest income was significantly higher, mainly driven by the increase in commissions and fees related to minority interests of a consolidated joint venture. Net releases of provision for credit losses were CHF 62 million, compared to net releases of CHF 54 million in 2006. Total operating expenses were CHF 2,380 million, up CHF 188 million, or 9%, mainly due to higher compensation and benefits as well as expenses related to the minority interests of a consolidated joint venture. Net new assets were CHF 3.3 billion, mainly benefiting from inflows in the institutional pension fund business and retail banking.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2007, our pre-tax income margin was 41.2%, up 2.3 percentage points from 2006.

Cost/income ratio
In 2007, the cost/income ratio was 60.4%, compared to 62.7% in 2006.
Pre-tax return on average utilized economic capital
In 2007, the pre-tax return on average utilized economic capital was 52.8%, compared to 39.4% in 2006.
Results detail
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Net revenues
Net interest income
2007 vs 2006: Up 7% from CHF 2,179 million to CHF 2,342 million
The increase was mainly due to higher liability volumes and margins and lower funding costs, partially offset by lower asset margins impacted by the ongoing competitive pressure.
2006 vs 2005: Up 4% from CHF 2,092 million to CHF 2,179 million
The increase was mainly due to higher liability volumes and margins, partially offset by lower asset margins.
Total non-interest income
2007 vs 2006: Up 21% from CHF 1,318 million to CHF 1,597 million
The increase was mainly due to higher commissions and fees, primarily related to minority interests of a consolidated joint venture.
2006 vs 2005: Up 3% from CHF 1,278 million to CHF 1,318 million
The increase was mainly due to higher asset-based commissions and fees.
Provision for credit losses
2007 vs 2006: From CHF (54) million to CHF (62) million
We reported net releases in 2007 supported by the favorable credit environment.
2006 vs 2005: From CHF (96) million to CHF (54) million
With the favorable credit environment, we benefited from net releases in 2006.
Operating expenses
Compensation and benefits
2007 vs 2006: Up 7% from CHF 1,258 million to CHF 1,352 million
The increase was driven by higher personnel costs related to increased headcount and higher salaries and related benefits, partially offset by lower performance-related compensation due to an increase in deferred share-based compensation for 2007.

2006 vs 2005: Up 3% from CHF 1,221 million to CHF 1,258 million
The increase was mainly driven by higher personnel costs from salary increases and related benefits and higher performance-related compensation reflecting the better results.
General and administrative expenses
2007 vs 2006: Up 11% from CHF 811 million to CHF 900 million
Higher costs were mainly due to increased expenses related to minority interests of a consolidated joint venture, offset in part by releases of non-credit-related provisions in 2007.
2006 vs 2005: Down 3% from CHF 832 million to CHF 811 million
The decrease reflected effective cost management, which more than offset higher expenses associated with the integrated bank branding implementation.
Commission expenses
2007 vs 2006: Up 4% from CHF 123 million to CHF 128 million
The increase in commission expenses was due to higher commission and fee revenues and increased business volumes.
2006 vs 2005: Up 14% from CHF 108 million to CHF 123 million
The increase in commission expenses was due to higher commission and fee revenues.
Investment Banking
During 2007, Investment Banking had income from continuing operations before taxes of CHF 3,649 million. Net revenues of CHF 18,958 million declined from 2006 levels due to lower fixed income results, including valuation reductions of CHF 3,187 million in the structured products and leveraged finance businesses as a result of dislocations in the credit and mortgage markets during the year.

Results

					in / end of			% change

	2007		2006		2005		07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	18,958		20,469		15,547		(7)	32

Provision for credit losses	300		(38)		(73)		–	(48)

Compensation and benefits	10,191		10,261		8,621		(1)	19

General and administrative expenses	3,435		3,077	[1]	4,396	[2]	12	(30)

Commission expenses	1,383		1,218		1,004		14	21

Total other operating expenses	4,818		4,295		5,400		12	(20)

Total operating expenses	15,009		14,556		14,021		3	4

Income from continuing operations before taxes	3,649		5,951		1,599		(39)	272

Statement of income metrics (%)

Compensation/revenue ratio	53.8		50.1		55.5		–	–

Non-compensation/revenue ratio	25.4		21.0		34.7		–	–

Cost/income ratio	79.2		71.1		90.2		–	–

Pre-tax income margin	19.2		29.1		10.3		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	18,940	[3]	18,026		15,002		5	20

Pre-tax return on average utilized economic capital (%) [4]	20.4	[3]	35.4		13.0		–	–

Balance sheet statistics (CHF million)

Total assets	1,140,740		1,046,557		957,513		9	9

Net loans	64,892		44,285		34,762		47	27

Goodwill	7,465		7,809		8,246		(4)	(5)

Number of employees (full-time equivalents)

Number of employees	20,600		18,700		–		10	–

1 Includes CHF 508 million of credits from insurance settlements for litigation and related costs. 2 Includes CHF 960 million charge to increase the reserve for certain private litigation matters. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to III – Balance Sheet, Off-balance sheet, Treasury and Risk – Risk management – Revaluation impact on risk metrics. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in		% change

	2007		2006	2005	07 / 06	06 / 05

Net revenue detail (CHF million)

Debt underwriting	1,864	[1]	2,206	1,484	(16)	49

Equity underwriting	1,444		1,270	931	14	36

Total underwriting	3,308		3,476	2,415	(5)	44

Advisory and other fees	2,253		1,900	1,475	19	29

Total underwriting and advisory	5,561		5,376	3,890	3	38

Fixed income trading	6,084	[2]	9,598	7,004	(37)	37

Equity trading	7,751		5,881	4,340	32	36

Total trading	13,835	[3]	15,479	11,344	(11)	36

Other	(438)	[4]	(386)	313	13	–

Net revenues	18,958		20,469	15,547	(7)	32

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	72		56	62	29	(10)

Foreign exchange	26		19	13	37	46

Commodity	17		10	6	70	67

Equity	80		59	41	36	44

Diversification benefit	(81)		(65)	(56)	25	16

Average one-day, 99% Value-at-Risk	114	[5]	79	66	44	20

1 Includes CHF 380 million of net valuation reductions (including hedges) on ABS CDO origination assets and CHF 31 million of fee revenues from the leveraged finance business. 2 Includes CHF 1,067 million of net valuation reductions (including fees, hedges and interest on funded positions) on CMBS and RMBS, CHF 311 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on leveraged finance loan commitments and CHF 905 million of net valuation reductions (including hedges) on ABS CDO warehouse and synthetic CDO assets. 3 Fixed income and equity trading also benefited from fair value gains of CHF 1,111 million due to the widening credit spreads on Credit Suisse debt. 4 Includes CHF 555 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on bridge loan commitments. 5 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to III – Balance Sheet, Off-balance sheet, Treasury and Risk – Risk management – Revaluation impact on risk metrics.

Operating environment
The operating environment in 2007 was challenging following the dislocation of the US subprime mortgage market that began towards the end of the first quarter. The effect of this dislocation broadened in the second half of the year to other sectors and asset classes. Credit markets in the first half of the year remained generally positive with higher levels of activity, but credit spreads started to widen sharply in the second half of the year reflecting reduced investor demand in most of our credit-related businesses. Market participants scaled back risk and reduced leverage, resulting in pronounced changes in market values and increased volatility in equities, interest rates and foreign exchange. Certain businesses, including interest rate products, continued to benefit from declining interest rates, a steeper yield curve and an overall flight to quality. Equity market volumes rose to record levels during the year and volatility was high. Although most major indices were down in the fourth quarter, they ended the year higher.

Results summary
For 2007, income from continuing operations before taxes was CHF 3,649 million, down CHF 2,302 million, or 39%, compared to 2006. Net revenues were CHF 18,958 million, down CHF 1,511 million, or 7%, compared to 2006. We achieved higher revenues in equity trading, advisory and other fees and equity underwriting, but had significantly lower revenues in fixed income trading and debt underwriting, reflecting the severe market dislocations in the second half of 2007. Total operating expenses increased 3%, primarily reflecting credits from insurance settlements for litigation and related costs of CHF 508 million recorded in 2006. The weakening of the average rate of the US dollar against the Swiss franc adversely affected revenues and favorably impacted expenses. Net revenues were down 5% and total operating expenses were up 7% in US dollar terms.

Results in 2007 were negatively impacted by the dislocation in the structured products and credit markets in the second half of the year, which led to significantly lower fixed income trading results compared to 2006, partly offset by strong performances in emerging markets trading and interest rate products in the US and Europe. Our debt underwriting revenues were also negatively impacted by the adverse market conditions in the structured products and credit markets. Equity trading benefited from strong performances in the global cash, prime services, derivatives and proprietary trading businesses. Fixed income and equity trading also benefited from fair value gains of CHF 1,111 million due to widening credit spreads on Credit Suisse debt.

Our advisory and other fees and equity underwriting businesses had higher revenues compared to 2006. Provision for credit losses increased due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank.

Impact on results of the events in the mortgage and credit markets
In 2007, the dislocation in the structured products and credit markets led to significantly lower revenues in our leveraged finance and structured products businesses, primarily CMBS, RMBS and CDO. Our leveraged finance and structured products businesses had net valuation reductions of CHF 3,187 million in 2007, including the revaluing of certain ABS positions in CDO trading in our structured products business.

Exposures

CHF billion	end of 2007

Origination-related positions [1]

Unfunded commitments	25.3

Funded positions	10.7

Leveraged finance	36.0

Commercial mortgages	25.9

Trading-related book positions [2]

US subprime	1.6

US Alt-A	2.8

US prime	1.4

European/Asian	2.9

Residential mortgages	8.7

ABS and indices	3.2

Synthetic ABS CDO	(1.1)

Cash CDOs	(0.5)

CDO US subprime [3]	1.6

1 Exposures shown gross. 2 Exposures shown net. 3 Reflects the valuation reductions on certain ABS positions.

Net valuation reductions

CHF million	in 2007

Leveraged finance [1]	835

CMBS [2]	554

RMBS [2]	513

CDO [3]	1,285

Total	3,187

1 Including fees, hedges, interest on funded positions and recoveries. 2 Including fees, hedges and interest on funded positions. 3 Including hedges.

Leveraged finance
Leveraged finance revenues, including both origination and trading activities, totaled CHF 1.0 billion in 2007 compared to CHF 2.6 billion in 2006, reflecting the market dislocation in the second half of 2007.

2007 revenues included net valuation reductions (including fees, hedges, interest on funded positions and recoveries) of CHF 835 million. Our gross valuation reductions (net of fees and terminations) were CHF 1,469 million. Our unfunded non-investment-grade loan commitments (both leveraged loan and bridge) were CHF 25.3 billion (USD 22.4 billion) as of the end of 2007. Our funded non-investment-grade loans (both leveraged loan and bridge) were CHF 10.7 billion (USD 9.5 billion) as of the end of 2007. The majority of our funded and unfunded loan commitments exposure is to large cap issuers with historically stable cash flows and substantial assets.

Structured products
Our structured products businesses had losses of CHF 796 million in 2007 compared to revenues of CHF 3.1 billion in 2006.
Our CMBS business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 554 million in 2007. Our gross valuation reductions (net of fees) were CHF 1,237 million. Our CMBS origination gross exposure was CHF 25.9 billion (USD 22.9 billion) as of the end of 2007. The vast majority of our loans are secured by historically stable, high-quality, income-producing real estate to a diverse range of borrowers in the US, Europe and Asia.

Our RMBS business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 513 million in 2007. Within our RMBS business, we had net US subprime exposure of CHF 1.6 billion (USD 1.4 billion) as of the end of 2007. Our other RMBS non-agency exposure was CHF 7.1 billion (USD 6.3 billion) as of the end of 2007. Of this amount, our US Alt-A exposure was CHF 2.8 billion (USD 2.5 billion) as of the end of 2007. The RMBS business is managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

Our ABS CDO origination, warehousing and synthetic businesses had net valuation reductions (including hedges) of CHF 1,285 million in 2007. These valuation reductions include the revaluing of certain ABS positions in our CDO trading business. Our CDO business had net US subprime exposure of CHF 1.6 billion (USD 1.4 billion) as of the end of 2007, reflecting the revaluing of these ABS positions. The CDO business is managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

For further information refer to – Credit Suisse – Revaluing of certain asset-backed securities positions.
League table positions

in / end of

	2007	2006	2005

League table rank / market share (% - rounded) [1]

Global fee pool [2]	7 / 5%	4 / 6%	7 / 5%

High-yield [3]	2 / 11%	3 / 12%	3 / 11%

Investment-grade [3]	13 / 3%	13 / 3%	10 / 4%

Asset-backed [3]	10 / 5%	8 / 5%	– / –%

Mortgage-backed [3]	4 / 7%	5 / 7%	– / –%

Total debt underwriting [3]	11 / 4%	8 / 5%	6 / 5%

IPO [2]	3 / 8%	4 / 7%	1 / 10%

Follow-on 2	7 / 6%	7 / 6%	10 / 3%

Convertible [2]	9 / 5%	11 / 4%	10 / 4%

Total equity underwriting [2]	7 / 6%	7 / 6%	8 / 5%

Announced mergers and acquisitions [3]	6 / 20%	6 / 19%	10 / 11%

Completed mergers and acquisitions [3]	8 / 18%	8 / 15%	8 / 14%

1 Volume-based, except global fee pool 2 Dealogic 3 Thomson Financial

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 30% or greater. The 2007 pre-tax income margin was 19.2% compared to 29.1% in 2006.

Compensation/revenue ratio
The 2007 compensation/revenue ratio was 53.8% compared to 50.1% in 2006, with discretionary bonus representing a significant portion. Compensation and benefits for a given year are determined by the strength and breadth of the business results, staffing levels and the impact of share-based compensation programs.

Value-at-Risk
The 2007 average one-day, 99% VaR was CHF 114 million compared to CHF 79 million in 2006. 2007 VaR does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business. For further information on VaR for Credit Suisse, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Risk management.

Pre-tax return on average utilized economic capital
The 2007 pre-tax return on average utilized economic capital was 20.4% compared to 35.4% in 2006.
Results detail
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Net revenues
Debt underwriting
2007 vs 2006: Down 16% from CHF 2,206 million to CHF 1,864 million
The decrease was primarily due to weaker performance in the structured products businesses, which were negatively impacted by valuation reductions on our CDO assets. The dislocation in the credit markets resulted in lower levels of high-yield and leveraged-lending issuance activity in 2007, but leveraged finance underwriting revenues increased slightly due to the strong performance in the first half of 2007.

2006 vs 2005: Up 49% from CHF 1,484 million to CHF 2,206 million
The increase primarily reflected higher results in leveraged finance amid more favorable market conditions and higher industry volumes, increased market share and strength in the financial sponsor client sector. The investment-grade capital markets business had good revenue growth compared to 2005 in line with the focus on profitability of this business.

Equity underwriting
2007 vs 2006: Up 14% from CHF 1,270 million to CHF 1,444 million
The increase was due primarily to record industry-wide equity issuance volumes, resulting from higher activity in IPOs, convertible issuances and follow-on offerings, and improved market share.
2006 vs 2005: Up 36% from CHF 931 million to CHF 1,270 million
The improvement was primarily due to record industry-wide equity issuance volumes resulting from improvement in both the IPO and convertibles markets.
Advisory and other fees
2007 vs 2006: Up 19% from CHF 1,900 million to CHF 2,253 million
Record revenues reflected a significant increase in industry-wide mergers and acquisitions activity and increased market share. Revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds, were solid, but lower than the prior year, reflecting the decline in financial sponsor activity in the second half of 2007.

2006 vs 2005: Up 29% from CHF 1,475 million to CHF 1,900 million
The increase was primarily due to a significant increase in industry-wide mergers and acquisitions activity and increased market share. The advisory and other fees results also reflected significantly higher revenues from the private fund group.

Fixed income trading
2007 vs 2006: Down 37% from CHF 9,598 million to CHF 6,084 million
The decrease was driven by weaker results, including valuation reductions in both the structured products and leveraged finance businesses. The structured products results reflected valuation reductions on our residential and commercial loan, CDO warehouse and synthetic CDO assets, stemming from price declines, decreased liquidity in the market and limited trading activity. The leveraged finance losses reflected fair value reductions on our loan commitments. The commodities business recorded lower revenues due to poor trading performance in the power and gas sectors. These results were partly offset by solid performances in emerging markets trading and interest rate products in the US and Europe. In addition, fixed income trading benefited from fair value gains of CHF 1,000 million on Credit Suisse debt.

2006 vs 2005: Up 37% from CHF 7,004 million to CHF 9,598 million
The increase primarily reflected strong performances in the CMBS, emerging markets, leveraged finance and global foreign exchange businesses. Investment Banking expanded its RMBS business, and revenues in 2006 were slightly higher compared to 2005, despite softer market conditions in the US towards the end of 2006. The commodities business delivered solid revenues.

Equity trading
2007 vs 2006: Up 32% from CHF 5,881 million to CHF 7,751 million
Record revenues reflected strong performances in our cash, prime services and equity derivatives businesses. The global cash business benefited from increased deal activity, higher trading volumes and a strong performance by our AES® business. Prime services had a strong year, with growth in client balances as well as new client mandates. Equity derivatives had solid performances in all regions. The results were partially offset by lower revenues in our equity proprietary trading and convertibles businesses. In addition, equity trading benefited from fair value gains of CHF 111 million on Credit Suisse debt.

2006 vs 2005: Up 36% from CHF 4,340 million to CHF 5,881 million
The increase reflected higher revenues in all key business areas. The cash business benefited from an increase in deal activity in most regions, stronger secondary markets and continued strong performance from the AES® business. Equity proprietary trading had a strong performance across most strategies and regions amid positive market conditions.

Other
2007 vs 2006: Down from CHF (386) million to CHF (438) million
The decrease was due to valuation reductions on our bridge commitments, partly offset by higher gains from private equity-related investments not managed as part of Asset Management.
2006 vs 2005: Down from CHF 313 million to CHF (386) million
The decrease reflected lower gains from private equity-related investments not managed as part of Asset Management and losses on credit default swaps used to hedge the loan portfolio compared to gains on such credit default swaps in 2005.

Provision for credit losses
2007 vs 2006: From CHF (38) million to CHF 300 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank.
2006 vs 2005: From CHF (73) million to CHF (38) million
The releases reflected the favorable credit environment.
Operating expenses
Compensation and benefits
2007 vs 2006: Down 1% from CHF 10,261 million to CHF 10,191 million
The decrease included lower performance-related compensation costs resulting from lower revenues and higher deferred share-based compensation for 2007. This decrease was mostly offset by higher salaries and deferred compensation expense for prior-year share awards.

2006 vs 2005: Up 19% from CHF 8,621 million to CHF 10,261 million
This was due primarily to higher performance-related compensation in line with higher revenues.
General and administrative expenses
2007 vs 2006: Up 12% from CHF 3,077 million to CHF 3,435 million
The increase reflected the 2006 credits from insurance settlements of CHF 508 million. Excluding these credits, general and administrative expenses declined CHF 150 million, or 4%, reflecting the progress made on cost management initiatives in 2007. Market conditions in the second half of 2007 and related delayed or cancelled transactions increased professional fees and travel and entertainment expenses, with lower recoveries from client-related travel.

2006 vs 2005: Down 30% from CHF 4,396 million to CHF 3,077 million
The decrease reflected the 2005 charge for increased reserves for certain private litigation matters of CHF 960 million and the 2006 credits from insurance settlements of CHF 508 million. Excluding these charges, general and administrative expenses increased 4%, due primarily to higher professional fees from increased deal activity, the Centers of Excellence start-up initiatives and higher premises and equipment expenses.

Commission expenses
2007 vs 2006: Up 14% from CHF 1,218 million to CHF 1,383 million
This was due primarily to higher commissions in line with higher business activity.
2006 vs 2005: Up 21% from CHF 1,004 million to CHF 1,218 million
This was due primarily to higher commissions in line with higher business activity.
Personnel
The increase in headcount in 2007 from 2006 levels was due to broad-based recruitment in fixed income, equity and investment banking. In late 2007 and continuing in 2008, we selectively reduced headcount in certain Investment Banking businesses to reflect market conditions.

Asset Management
Our 2007 results were impacted by the challenges in short-term fixed income markets in the second half of 2007. Income from continuing operations before taxes was CHF 354 million, which included valuation reductions of CHF 920 million from securities purchased from our money market funds. Before these valuation reductions, income from continuing operations was CHF 1,274 million.

Results

					in / end of		% change

	2007		2006		2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	2,577	[1]	2,861		2,801	(10)	2

Provision for credit losses	(1)		1		0	–	–

Compensation and benefits	1,205		1,129	[2]	947	7	19

General and administrative expenses	609		853	[3]	553	(29)	54

Commission expenses	410		370		295	11	25

Total other operating expenses	1,019		1,223		848	(17)	44

Total operating expenses	2,224		2,352		1,795	(5)	31

Income from continuing operations before taxes	354		508		1,006	(30)	(50)

Statement of income metrics (%)

Compensation/revenue ratio	46.8		39.5		33.8	–	–

Non-compensation/revenue ratio	39.5		42.7		30.3	–	–

Cost/income ratio	86.3		82.2		64.1	–	–

Pre-tax income margin	13.7		17.8		35.9	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,677		1,479		1,155	13	28

Pre-tax return on average utilized economic capital (%) [4]	24.3		41.8		94.9	–	–

Balance sheet statistics (CHF million)

Total assets	27,784		20,448		21,572	36	(5)

Goodwill	2,442		2,423		2,567	1	(6)

Number of employees (full-time equivalents)

Number of employees	3,600		3,400		–	6	–

1 Includes valuation reductions of CHF 920 million from securities purchased from our money market funds. 2 Includes CHF 53 million of severance costs relating to the realignment. 3 Includes CHF 140 million of intangible asset impairments and CHF 32 million of professional fees relating to the realignment. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Net revenue detail (CHF million)

Fixed income and money market	373	321	300	16	7

Equity	408	430	438	(5)	(2)

Balanced	771	674	688	14	(2)

Private equity [1]	312	236	198	32	19

Diversified strategies [2]	380	273	206	39	33

Fund and alternative solutions [3]	353	341	276	4	24

Alternative investments	1,045	850	680	23	25

Other	219	84	(3)	161	–

Net revenues before private equity and other investment-related gains and securities purchased from our money market funds	2,816	2,359	2,103	19	12

Private equity and other investment-related gains	681	502	698	36	(28)

Net revenues before securities purchased from our money market funds	3,497	2,861	2,801	22	2

Securities purchased from our money market funds	(920)	0	0	–	–

Net revenues	2,577	2,861	2,801	(10)	2

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains and securities purchased from our money market funds	39	37	41	–	–

Gross margin on private equity and other investment-related gains	10	8	14	–	–

Gross margin before securities purchased from our money market funds	49	45	55	–	–

Gross margin on securities purchased from our money market funds	(13)	0	0	–	–

Gross margin	36	45	55	–	–

Net margin (pre-tax)	5	8	20	–	–

1 Includes private equity fees and commissions and alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies.

Operating environment
The operating environment for the asset management industry was favorable in the first half of 2007, reflecting strong economic growth and solid net new assets. The second half of 2007 reflected more challenging markets with higher general risk levels, especially in credit markets, higher volatility and a flight to quality. Opportunities in the first half of 2007 were seen across asset classes, but in the second half of 2007, they were primarily seen in emerging markets and alternative investments, with challenging real estate, mortgage and credit sectors. Hedge fund performance was generally positive despite the turmoil in credit markets in the second half of 2007.

Financial markets during the second half of 2007 were dominated by announcements of valuation reductions by financial institutions with exposures to the US subprime market. Credit spreads widened and liquidity deteriorated. Short-term fixed income markets in particular were challenging, resulting in significant valuation reductions from securities purchased from our money market funds.

Results summary
In 2007, income from continuing operations before taxes was CHF 354 million, down CHF 154 million, or 30%, compared to 2006, reflecting valuation reductions of CHF 920 million from securities purchased from our money market funds, mostly offset by increased revenues from alternative investments and balanced assets and higher private equity and other investment-related gains. Our results were also positively impacted by the completion of the acquisition of Hedging-Griffo as of November 1, 2007. Before these valuation reductions, income from continuing operations was CHF 1,274 million (refer to the table “Results before securities purchased from our money market funds”).

Net revenues were CHF 2,577 million, down CHF 284 million, or 10%, compared to 2006. Net revenues before securities purchased from our money market funds were CHF 3,497 million, an increase of CHF 636 million, or 22%, compared to 2006. Asset management and administrative fees were strong, reflecting growth in average assets under management during 2007, particularly in alternative investments and balanced assets. Performance-based fees increased significantly, primarily from Hedging-Griffo. Private equity commission income increased, reflecting the strength of our private equity franchise. Private equity and other investment-related gains were CHF 681 million, up CHF 179 million, or 36%, primarily due to fair value gains on our investments. Total operating expenses were CHF 2,224 million, a decrease of CHF 128 million, or 5%, compared to 2006, which included realignment costs of CHF 225 million.

Assets under management were CHF 691.3 billion as of the end of 2007, up from CHF 669.9 billion as of the end of 2006, reflecting CHF 16.6 billion in assets under management from Hedging-Griffo, positive market movements of CHF 14.9 billion and net new assets of CHF 3.6 billion, partially offset by negative foreign exchange-related movements of CHF 12.2 billion. Net new assets included inflows of CHF 25.4 billion in alternative investments, CHF 6.7 billion in balanced assets and CHF 4.7 billion in fixed income assets, mostly offset by outflows of CHF 28.4 billion in money market assets and CHF 5.1 billion in equities.

Securities purchased from our money market funds
In the second half of 2007, we repositioned our money market funds by purchasing securities from these funds with the intent to eliminate structured investment vehicle (SIV), ABS CDO and US subprime exposure. As of the end of 2007, there were no US subprime positions and no material SIV or CDO positions in our money market funds. The securities transactions were executed in order to address liquidity concerns caused by the US market’s extreme conditions. The securities were purchased at amortized cost from the funds as mandated by regulation. We had no legal obligation to purchase these securities. Valuation reductions on these securities were CHF 920 million in 2007. As of the end of 2007, the fair value of our balance sheet exposure from these securities was CHF 3.9 billion, compared to CHF 9.3 billion purchased in the second half of the year. The majority of this exposure is mortgage-backed and CHF 419 million is US subprime-related.

Of the CHF 3.9 billion balance sheet exposure, CHF 2.5 billion are securities issued by SIVs, of which the two largest positions totaled CHF 1.7 billion, with corresponding aggregate unrealized losses of CHF 435 million. Of the remaining CHF 798 million issued by SIVs, we had corresponding aggregate unrealized losses of CHF 26 million.

We hold ABS totaling CHF 1.0 billion, of which CHF 576 million were received in lieu of payment on a restructured asset-backed vehicle, with a corresponding unrealized loss of CHF 138 million. Of the remaining CHF 450 million, the largest position totaled CHF 228 million, with corresponding unrealized losses of CHF 96 million. Of the CHF 222 million issued by other vehicles, we had corresponding aggregate unrealized losses of CHF 91 million.

Of the CHF 414 million of corporate securities, most are floating-rate notes, with corresponding unrealized and realized losses of CHF 134 million.
Results before securities purchased from our money market funds

			in / end of		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	3,497	2,861	2,801	22	2

Provision for credit losses	(1)	1	0	–	–

Compensation and benefits	1,205	1,129	947	7	19

Total other operating expenses	1,019	1,223	848	(17)	44

Total operating expenses	2,224	2,352	1,795	(5)	31

Income from continuing operations before taxes	1,274	508	1,006	151	(50)

Statement of income metrics (%)

Compensation/revenue ratio	34.5	39.5	33.8	–	–

Non-compensation/revenue ratio	29.1	42.7	30.3	–	–

Cost/income ratio	63.6	82.2	64.1	–	–

Pre-tax income margin	36.4	17.8	35.9	–	–

Gross and net margin on assets under management (bp)

Gross margin	49	45	55	–	–

Net margin (pre-tax)	18	8	20	–	–

Securities purchased from our money market funds

	Purchased in 2007	Gains/ (losses) in 2007	Sold	Matured/ restruc- tured		Fair value end of 2007

CP, bonds and other securities issued by (CHF million)

SIVs	5,290	(461)	(104)	(2,244)		2,481

ABS vehicles	1,031	(325)	(584)	904	[1]	1,026

Corporates	2,965	(134)	(213)	(2,204)		414

Total	9,286	(920)	(901)	(3,544)		3,921

1 Includes securities of CHF 1,001 million, at amortized cost, received in lieu of payment from a restructured asset-backed vehicle. The fair value of these securities as of the end of 2007 was CHF 576 million.

Revenue details on securities purchased from our money market funds in / end of

2007

Revenue details (CHF million)

Realized gains/(losses)	(113)

Unrealized gains/(losses)	(807)

Securities purchased from our money market funds	(920)

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. In 2007, the pre-tax margin was 13.7%, compared to 17.8% in 2006. The pre-tax margin before securities purchased from our money market funds was 36.4%, compared to 17.8% in 2006.

Net new asset growth rate
In 2007, the growth rate decreased to 0.5% from 8.6% in 2006, primarily reflecting the outflows in money market assets.
Gross margin
The gross margin on assets under management was 36 basis points in 2007, compared to 45 basis points in 2006. The gross margin on assets under management before private equity and other investment-related gains and securities purchased from our money market funds was 39 basis points in 2007, compared to 37 basis points in 2006.

Assets under management

				in / end of		% change

	2007		2006	2005	07 / 06	06 / 05

Assets under management (CHF billion)

Fixed income and money market	178.7		208.3	174.1	(14.2)	19.6

Equity	38.1		47.0	47.7	(18.9)	(1.5)

Balanced	284.0		270.2	254.6	5.1	6.1

Private equity [1]	34.8		30.2	25.5	15.2	18.4

Diversified strategies [2]	66.2		46.4	39.5	42.7	17.5

Fund and alternative solutions [3]	64.4		60.7	48.0	6.1	26.5

Alternative investments	165.4		137.3	113.0	20.5	21.5

Other	25.1		7.1	0.0	253.5	–

Assets under management	691.3		669.9	589.4	3.2	13.7

of which discretionary assets	593.3		573.7	500.3	3.4	14.7

of which advisory assets	98.0		96.2	89.1	1.9	8.0

Growth in assets under management (CHF billion)

Net new assets	3.6		50.8	19.6	–	–

Acquisitions and divestitures	16.6		6.4	–	–	–

Market movements and investment performance	14.9		30.6	–	–	–

Currency	(12.2)		(7.2)	–	–	–

Other	(1.5)	[4]	(0.1)	–	–	–

Total other effects	17.8		29.7	107.3	–	–

Growth in assets under management	21.4		80.5	126.9	–	–

Growth in assets under management (%)

Net new assets	0.5		8.6	4.2	–	–

Total other effects	2.7	[4]	5.0	23.2	–	–

Growth in assets under management	3.2		13.6	27.4	–	–

Private equity investments (CHF billion)

Private equity investments	3.3		2.5	1.4	32.0	78.6

The classification of assets is based upon the classification of the fund manager.
1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Results detail
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Net revenues
Net revenues before private equity and other investment-related gains and securities purchased from our money market funds include asset management fees, performance fees and fees from fund administration services provided to clients. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Fixed income and money market, equity, balanced and other
2007 vs 2006: Up 17% from CHF 1,509 million to CHF 1,771 million
The increase was mainly due to higher other revenues from year-end performance-based fees of CHF 70 million from Hedging-Griffo and higher assets under management from emerging markets. Revenues from our balanced funds increased due to higher asset management, performance and administrative fees in multi-asset class solutions. The increase in fixed income and money market revenues was due to higher average assets under management in the first half of 2007, primarily reflecting strong asset inflows into our money market funds. Lower equity revenues reflected the decline in average equity assets under management.

2006 vs 2005: Up 6% from CHF 1,423 million to CHF 1,509 million
The increase was mainly due to increased assets under management, particularly money market and balanced assets. Other revenues increased due to increased management fees from emerging markets.
Alternative investments
2007 vs 2006: Up 23% from CHF 850 million to CHF 1,045 million
The increase was primarily from diversified strategies and private equity revenues. Diversified strategies revenues reflected increased management fees on our real estate investment portfolios in Switzerland and higher revenues from our leveraged investment group. Private equity revenues increased, with higher commissions and fees, reflecting the strength of our private equity franchise, and lower funding costs. Fund and alternative solutions revenues increased slightly, with higher revenues in quantitative and single-manager strategies, partially offset by lower revenues from multi-manager strategies. Overall, alternative investments revenues benefited from lower funding costs.

2006 vs 2005: Up 25% from CHF 680 million to CHF 850 million
Revenues increased across all product lines. Diversified strategies revenues increased, reflecting higher management fees from our real estate business. Revenues in our private equity business were led by strong commissions and fees, while revenues increased in fund and alternative solutions, driven by higher asset management and administrative fees from our mutual funds.

Private equity and other investment-related gains
2007 vs 2006: Up 36% from CHF 502 million to CHF 681 million
2007 had strong private equity and other investment-related gains, led by gains on Nycomed and Specialized Technology Resources and the IPO of E-House. Gains were also recognized on Advanstar Holdings Corp., CommVault Systems, Inc. and Laramie Energy, LLC.

2006 vs 2005: Down 28% from CHF 698 million to CHF 502 million
The decrease reflected the strong private equity gains in 2005.
Operating expenses
Compensation and benefits
2007 vs 2006: Up 7% from CHF 1,129 million to CHF 1,205 million
The increase was primarily due to higher performance-related compensation due to the higher revenues in the alternative investments business, higher salary and related benefits and increased deferred share-based compensation from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007. 2006 compensation included CHF 53 million of severance costs related to our realignment.

2006 vs 2005: Up 19% from CHF 947 million to CHF 1,129 million
The increase reflected ongoing efforts to hire investment talent and build product development and distribution capabilities, performance-related compensation and severance and other costs associated with our realignment.

General and administrative expenses
2007 vs 2006: Down 29% from CHF 853 million to CHF 609 million
The decrease was mainly due to a CHF 140 million write-down of intangible assets and CHF 32 million of professional fees related to our realignment and a CHF 22 million provision relating to a non-proprietary third-party hedge fund product, all in 2006.

2006 vs 2005: Up 54% from CHF 553 million to CHF 853 million
The increase was mainly driven by the realignment costs of CHF 172 million, the CHF 22 million provision and higher information technology and occupancy costs.
Commission expenses
2007 vs 2006: Up 11% from CHF 370 million to CHF 410 million
Commission expenses increased due to higher assets under management.
2006 vs 2005: Up 25% from CHF 295 million to CHF 370 million
The increase reflected higher assets under management.
Personnel
In 2007, headcount was up 200 from 2006. In 2007, we continued to hire investment talent and build product development and distribution capabilities. The acquisition of Hedging-Griffo added 80 employees.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Summary
The following provides a comparison of our 2007 results versus 2006 and 2006 results versus 2005.
Income from continuing operations before taxes
2007 vs 2006: From CHF (315) million to CHF (341) million
The slight decrease primarily reflected additional consolidation adjustments.
2006 vs 2005: From CHF (1,212) million to CHF (315) million
The increase primarily reflected a charge in 2005 of CHF 630 million resulting from a change in our accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. This non-cash charge represented the acceleration of compensation expense for share-based awards granted in 2005, principally to employees in the Investment Banking and Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. 2005 also included CHF 128 million of charges relating to the integration of the banking businesses.

Results

			in		% change

	2007	2006	2005	07 / 06	06 / 05

Statements of income (CHF million)

Net revenues	(104)	(68)	(428)	53	(84)

Provision for credit losses	0	(1)	0	100	–

Compensation and benefits	178	216	818	(18)	(74)

General and administrative expenses	136	83	72	64	15

Commission expenses	(77)	(51)	(106)	51	(52)

Total other operating expenses	59	32	(34)	84	–

Total operating expenses	237	248	784	(4)	(68)

Income from continuing operations before taxes	(341)	(315)	(1,212)	8	(74)

Results summary

									Private Banking				Investment Banking					Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007		2006	2005	2007		2006		2005	2007		2006		2005	[2]	2007	2006	2005		2007	2006	2005

Statements of income (CHF million)

Net revenues	9,583	8,181	7,125	3,939	3,497	3,370	13,522	11,678	10,495	18,958	[3]	20,469	15,547	2,577	[4]	2,861		2,801	(104)		(68)		(428)		34,953	34,940	28,415		39,735	38,603	30,489

Provision for credit losses	3	(19)	25	(62)	(54)	(96)	(59)	(73)	(71)	300		(38)	(73)	(1)		1		0	0		(1)		0		240	(111)	(144)		240	(111)	(144)

Compensation and benefits	3,177	2,780	2,367	1,352	1,258	1,221	4,529	4,038	3,588	10,191		10,261	8,621	1,205		1,129	[5]	947	178		216		818		16,103	15,644	13,974		16,219	15,697	13,974

General and administrative expenses	1,770	1,571	1,493	900	811	832	2,670	2,382	2,325	3,435		3,077	4,396	609		853	[6]	553	136		83		72		6,850	6,395	7,346		6,916	6,445	7,378

Commission expenses	768	612	579	128	123	108	896	735	687	1,383		1,218	1,004	410		370		295	(77)		(51)		(106)		2,612	2,272	1,880		2,612	2,272	1,880

Total other operating expenses	2,538	2,183	2,072	1,028	934	940	3,566	3,117	3,012	4,818		4,295	5,400	1,019		1,223		848	59		32		(34)		9,462	8,667	9,226		9,528	8,717	9,258

Total operating expenses	5,715	4,963	4,439	2,380	2,192	2,161	8,095	7,155	6,600	15,009		14,556	14,021	2,224		2,352		1,795	237		248		784		25,565	24,311	23,200		25,747	24,414	23,232

Income from continuing operations before taxes	3,865	3,237	2,661	1,621	1,359	1,305	5,486	4,596	3,966	3,649		5,951	1,599	354		508		1,006	(341)		(315)		(1,212)		9,148	10,740	5,359		13,748	14,300	7,401

Income tax expense	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		1,250	2,389	927		1,250	2,389	927

Minority interests	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		138	70	(94)		4,738	3,630	1,948

Income from continuing operations	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		7,760	8,281	4,526		7,760	8,281	4,526

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		0	3,070	1,310		0	3,070	1,310

Extraordinary items	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		0	(24)	0		0	(24)	0

Cumulative effect of accounting changes	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		–	–	14		–	–	14

Net income	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		7,760	11,327	5,850		7,760	11,327	5,850

Statement of income metrics (%)

Compensation/revenue ratio	33.2	34.0	33.2	34.3	36.0	36.2	33.5	34.6	34.2	53.8		50.1	55.5	46.8		39.5		33.8	–		–		–		46.1	44.8	49.2		40.8	40.7	45.8

Non-compensation/revenue ratio	26.5	26.7	29.1	26.1	26.7	27.9	26.4	26.7	28.7	25.4		21.0	34.7	39.5		42.7		30.3	–		–		–		27.1	24.8	32.5		24.0	22.6	30.4

Cost/income ratio	59.6	60.7	62.3	60.4	62.7	64.1	59.9	61.3	62.9	79.2		71.1	90.2	86.3		82.2		64.1	–		–		–		73.1	69.6	81.6		64.8	63.2	76.2

Pre-tax income margin	40.3	39.6	37.3	41.2	38.9	38.7	40.6	39.4	37.8	19.2		29.1	10.3	13.7		17.8		35.9	–		–		–		26.2	30.7	18.9		34.6	37.0	24.3

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		13.7	22.2	17.3		9.1	16.7	12.5

Net income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		22.2	23.7	15.9		19.5	21.5	14.8

Net income margin	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		22.2	32.4	20.6		19.5	29.3	19.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,592	1,709	1,912	3,076	3,463	3,660	4,668	5,172	5,572	18,940	[7]	18,026	15,002	1,677		1,479		1,155	899	[8]	1,574	[8]	1,767	[8]	26,156	25,994	23,009		26,156	25,994	23,009

Pre-tax return on average utilized economic capital (%) [9]	245.2	193.9	142.4	52.8	39.4	35.7	118.4	90.4	72.3	20.4	[7]	35.4	13.0	24.3		41.8		94.9	–		–		–		36.2	43.7	25.5		53.8	57.4	34.3

Post-tax return on average utilized economic capital from continuing operations (%) [9]	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		30.6	33.7	21.3		30.6	33.7	21.3

Post-tax return on average utilized economic capital (%) [9]	–	–	–	–	–	–	–	–	–	–		–	–	–		–		–	–		–		–		30.6	45.4	27.1		30.6	45.4	27.1

Balance sheet statistics (CHF million)

Total assets	268,871	229,731	183,213	107,929	111,010	114,904	376,800	340,741	298,117	1,140,740		1,046,557	957,513	27,784		20,448		21,572	(201,947)		(167,794)		54,568		1,343,377	1,239,952	1,331,770		1,360,680	1,255,956	1,339,052

Net loans	76,265	69,156	65,580	99,241	94,514	92,567	175,506	163,670	158,147	64,892		44,285	34,762	–		–		–	136		172		12,762		240,534	208,127	205,671		240,534	208,127	205,671

Goodwill	794	610	613	181	181	180	975	791	793	7,465		7,809	8,246	2,442		2,423		2,567	–		–		1,326		10,882	11,023	12,932		10,882	11,023	12,932

Number of employees (full-time equivalents)

Number of employees	14,300	13,400	–	8,900	8,800	–	23,200	22,200	–	20,600		18,700	–	3,600		3,400		–	700		600		–		48,100	44,900	44,600		48,100	44,900	44,600

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without SEI. 2 Balance sheet statistics include assets related to discontinued operations. 3 Includes valuation reductions of CHF 3,187 million relating to leveraged finance and structured products. 4 Includes valuation reductions of CHF 920 million from securities purchased from our money market funds. 5 Includes CHF 53 million of severance costs relating to the realignment. 6 Includes CHF 140 million of intangible asset impairments and CHF 32 million of professional fees relating to the realignment. 7 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to III – Balance Sheet, Off-balance sheet, Treasury and Risk – Risk management – Revaluation impact on risk metrics. 8 Includes diversification benefit. 9 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is deducted at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of December 31, 2007, the Group’s assets under management amounted to CHF 1,554.7 billion, up CHF 69.6 billion, or 4.7%, compared to December 31, 2006, reflecting net new asset inflows in Wealth Management, positive market movements and the acquisition of Hedging-Griffo. The increase was partially offset by adverse foreign exchange-related movements and corporate cash now only recorded in client assets.

In Private Banking, assets under management were up CHF 55.1 billion, or 5.9%, compared to the end of 2006. In Asset Management, the increase was CHF 21.4 billion, or 3.2%, compared to the end of 2006.

Assets under management and client assets

				end of			% change

	2007	2006	2005	2004	07 / 06	06 / 05	05 / 04

Assets under management (CHF billion)

Wealth Management	838.6	784.2	693.3	567.8	6.9	13.1	22.1

Corporate & Retail Banking	156.8	156.1	144.3	123.7	0.0	8.2	16.7

Private Banking	995.4	940.3	837.6	691.5	5.9	12.3	21.1

Asset Management	691.3	669.9	589.4	462.5	3.2	13.7	27.4

Assets managed on behalf of other segments	(132.0)	(125.1)	(107.6)	(86.0)	5.5	16.3	25.1

Assets under management	1,554.7	1,485.1	1,319.4	1,068.0	4.7	12.6	23.5

of which discretionary assets	678.8	656.2	578.4	443.7	3.4	13.5	30.4

of which advisory assets	875.9	828.9	741.0	624.3	5.7	11.9	18.7

Client assets (CHF billion)

Wealth Management	928.8	848.0	743.4	–	9.5	14.1	–

Corporate & Retail Banking	230.6	221.7	208.5	–	4.0	6.3	–

Private Banking	1,159.4	1,069.7	951.9	780.0	8.4	12.4	22.0

Asset Management	721.7	676.4	596.0	468.5	6.7	13.5	27.2

Assets managed on behalf of other segments	(132.0)	(125.1)	(107.6)	(86.0)	5.5	16.3	25.1

Client assets	1,749.1	1,621.0	1,440.3	1,162.5	7.9	12.5	23.9

Growth in assets under management

in	2007		2006	2005

Growth in assets under management (CHF billion)

Wealth Management	50.2		50.5	42.8

Corporate & Retail Banking	3.3		1.7	7.6

Private Banking	53.5		52.2	50.4

Asset Management	3.6		50.8	19.6

Assets managed on behalf of other segments	(6.7)		(7.6)	(12.6)

Net new assets	50.4		95.4	57.4

Wealth Management	4.2	[1]	40.4	82.7

Corporate & Retail Banking	(2.5)		10.1	13.0

Private Banking	1.7		50.5	95.7

Asset Management	17.8	[2]	29.7	107.3

Assets managed on behalf of other segments	(0.3)		(9.9)	(9.0)

Other effects	19.2		70.3	194.0

Wealth Management	54.4		90.9	125.5

Corporate & Retail Banking	0.8		11.8	20.6

Private Banking	55.2		102.7	146.1

Asset Management	21.4		80.5	126.9

Assets managed on behalf of other segments	(7.0)		(17.5)	(21.6)

Growth in assets under management	69.6		165.7	251.4

Growth in assets under management (%)

Wealth Management	6.4		7.3	7.5

Corporate & Retail Banking	2.1		1.2	6.1

Private Banking	5.7		6.2	7.3

Asset Management	0.5		8.6	4.2

Assets managed on behalf of other segments	5.4		7.1	14.7

Net new assets	3.4		7.2	5.4

Wealth Management	0.5	[1]	5.8	14.6

Corporate & Retail Banking	(1.6)		7.0	10.5

Private Banking	0.2		6.0	13.8

Asset Management	2.7	[2]	5.0	23.2

Assets managed on behalf of other segments	0.2		9.2	10.5

Other effects	1.3		5.3	18.2

Wealth Management	6.9		13.1	22.1

Corporate & Retail Banking	0.5		8.2	16.6

Private Banking	5.9		12.2	21.1

Asset Management	3.2		13.6	27.4

Assets managed on behalf of other segments	5.6		16.3	25.2

Growth in assets under management	4.7		12.5	23.6

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets. 2 Includes outflows as a result of the sale of the insurance business.

Assets under management by currency

end of period	USD	EUR	CHF	Other	Total

2007 (CHF billion)

Wealth Management	333.8	244.3	156.1	104.4	838.6

Asset Management	206.4	105.9	297.9	81.1	691.3

2007 (% of total)

Wealth Management	39.8	29.1	18.6	12.5	100.0

Asset Management	29.9	15.3	43.1	11.7	100.0

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

We recorded net new asset inflows of CHF 50.4 billion in 2007. Private Banking contributed CHF 53.5 billion to net new assets, an increase of CHF 1.3 billion from 2006. Asset Management had net new asset inflows of CHF 3.6 billion, with CHF 25.4 billion of net new assets in alternative investments, CHF 6.7 billion in balanced assets and CHF 4.7 billion in fixed income assets mostly offset by outflows of CHF 28.4 billion in money market assets.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied. For further information on significant accounting policies and new accounting pronouncements, refer to Note 1 – Summary of significant accounting policies and Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. Note references are to the consolidated financial statements of the Group. For financial information related to the Bank, see the corresponding note in the consolidated financial statements of the Bank.

We believe that the critical accounting estimates discussed below involve the most complex judgments and assessments.
Fair value
A significant portion of our assets and liabilities are carried at fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain asset-backed and mortgage-backed securities, non-traded equity securities and private equity and other long-term investments.

We have availed ourselves of the simplification in accounting offered under Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159), primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” That is, for instruments for which there was an inability to achieve hedge accounting and we are economically hedged, we have elected the fair value option. Also, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

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

In connection with ongoing control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking. For further information, refer to Credit Suisse – Revaluing of certain asset-backed securities.

In conjunction with the adoption of SFAS 159, on January 1, 2007, we early adopted SFAS No. 157, “Fair Value Measurements”. For further information on fair value, refer to Note 2 – Recently issued accounting standards and Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.

Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered variable interest entities (VIE). A VIE is an entity that typically lacks sufficient equity to finance its activities without additional subordinated financial support or is structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised by FIN No. 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment. For further information on VIEs, refer to Note 32 – Transfer and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.
Litigation contingencies
From time to time, we are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated in accordance with SFAS No. 5 “Accounting for contingencies” (SFAS 5). Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and experience in similar cases or proceedings as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For further information on legal proceedings, refer to IX – Additional information – Legal proceedings and Note 37 - Litigation in V – Consolidated financial statements – Credit Suisse Group.

Allowances and provisions for losses
As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit as well as counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. Allowances for loan losses are described in Note 1 - Summary of significant accounting policies and Note 17 - Loans in V – Consolidated financial statements – Credit Suisse Group. The allowances for loan losses are considered adequate to absorb credit losses existing at the dates of the consolidated balance sheets. These allowances are for probable credit losses inherent in existing exposures in accordance with SFAS 5 and credit exposures specifically identified as impaired.

Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss in accordance with SFAS 5. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. The methodology for investment banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. These factors include: the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other economic factors; and imprecision in the methodologies and models used to estimate credit risk. Overall, credit risk indicators are also considered, such as trends in internal risk-rated exposures, classified exposures, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances
We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. This analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of our other commitments to the same counterparty and prospects for support from any financially responsible guarantors.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the provision. Whenever possible, independent, verifiable data or our own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loan policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Risk Management.

Goodwill impairment
As a result of acquisitions, we have recorded goodwill as an asset in our consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. Goodwill was CHF 10.9 billion and CHF 11.0 billion as of December 31, 2007 and 2006, respectively. The decrease in goodwill in 2007 was primarily due to foreign exchange fluctuations in goodwill denominated in US dollars.

Recorded goodwill is not amortized, rather it is reviewed for possible impairment on an annual basis and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking, Wealth Management and Corporate & Retail Banking are considered to be reporting units, and Investment Banking is considered to be one reporting unit. In Asset Management, the two primary business areas, traditional asset management and alternative investments, are considered to be reporting units. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of competitors; estimates of our future earnings potential; and the level of interest rates.

Estimates of our future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s reporting units may result in a goodwill impairment charge in the future.

During 2007 and 2006, no goodwill impairment charges were recorded. For further information on goodwill, refer to Note 19 – Goodwill in V – Consolidated financial statements – Credit Suisse Group.
Taxes
Uncertainty of income tax positions
The Group has applied the guidance contained in FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), to evaluate income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is then required to determine the amount of benefit eligible for recognition in the consolidated financial statements.

For further information on FIN 48, refer to Note 2 – Recently issued accounting standards and Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
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

As of December 31, 2007 and 2006, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2007 and 2006, included gross deferred tax assets of CHF 7.7 billion and CHF 6.3 billion, respectively, and gross deferred tax liabilities of CHF 1.3 billion and CHF 1.1 billion, respectively. The increase from 2006 to 2007 was primarily due to the increase in deferred tax assets on net operating losses. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, a valuation allowance was recorded against deferred tax assets in the amount of CHF 1.4 billion and CHF 0.7 billion as of December 31, 2007 and 2006, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards and loans.

For further information on deferred tax assets, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
Pension plans
The Group
The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.
Our funding policy with respect to the non-Swiss pension plans is consistent with local government and tax requirements. In certain non-Swiss locations, the amount of our contribution to defined contribution pension plans is linked to the return on equity of the respective segments and, as a result, the amount of our contribution may differ materially from year to year.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by us. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

Following the implementation of SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), the funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The actuarial gains and losses, prior service costs and net transition assets or obligations are recognized in equity as a component of accumulated other comprehensive income/(loss) (AOCI).

The projected benefit obligations (PBO) of our total defined benefit pension plans include an amount related to future salary increases of CHF 1,296 million. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 1,601 million for 2007.

We are required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected rate of return, we use the market-related value of assets.

The expected weighted-average rate of return on plan assets as of September 30, 2007 and September 30, 2006, was 5% for the Swiss plans and 7.2% for the international plans. For the year ended December 31, 2007, if the expected rate of return had been increased 1%, net pension expense for the Swiss plans would have decreased CHF 115 million and net pension expense for the international plans would have decreased CHF 22 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows of its benefit payments. The average discount rate used for Swiss plans increased 0.7% from 3.3% as of September 30, 2006, to 4.0% as of September 30, 2007, due mainly to an increase in Swiss bond market rates. The average discount rate used for international plans increased 0.7% from 5.2% as of September 30, 2006, to 5.9% as of September 30, 2007, due mainly to an increase in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2007, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,700 million and an increase in pension expense of CHF 141 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,357 million and a decrease in the pension expense of CHF 35 million. A 1% decline in the discount rate for the international plans would have resulted in an increase in the PBO of CHF 679 million and an increase in pension expense of CHF 70 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 498 million and a decrease in the pension expense of CHF 56 million.

Recognized actuarial losses are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which is approximately 10 years for the Swiss plans and 7 to 25 years for the international plans. The expense associated with the amortization of net actuarial losses for the years ended December 31, 2007, 2006 and 2005 was CHF 122 million, CHF 121 million and CHF 48 million, respectively. The amortization of recognized actuarial losses for the year ending December 31, 2008, which is assessed at the beginning of the plan year, is expected to be CHF 27 million, net of tax. The amount by which the actual return on plan assets differs from our estimate of the expected return on those assets further impacts the amount of net recognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2008.

For further information on our pension benefits, refer to Note 29 - Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
The Bank
The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within the Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. Credit Suisse Group accounts for the plan as a single employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, PBO, ABO and the related amounts recognized in the consolidated balance sheets. Following the implementation of SFAS 158, the funded status of the plan is recorded in the consolidated balance sheets. The previously unrecognized actuarial gains and losses and prior service costs are recognized in equity as a component of AOCI.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to the plan are recognized by the Bank.

The Bank covers pension requirements in non-Swiss, or international, locations through the participation in various pension plans, which are accounted for as single-employer defined benefit pension plans or defined contribution pension plans.

As of the measurement date of September 30, 2007, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%. As of the measurement date of September 30, 2007, the weighted-average expected long-term rate of return on plan assets for the international single-employer defined benefit pension plans was 7.3%.

For additional information on how the assumptions are determined, refer to The Group.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. As of the measurement date of September 30, 2007, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 4.0% and 3.3%, respectively. As of the measurement date of September 30, 2007, the weighted average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 5.9% and 5.2%, respectively. A 1% decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 670 million and an increase in pension expense of CHF 68 million, and a 1% increase in the discount rate would have resulted in a decrease in PBO of CHF 492 million and a decrease in pension expense by CHF 54 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The expense associated with the amortization of unrecognized net actuarial losses and prior service cost for the years ended December 31, 2007, 2006 and 2005 was CHF 76 million, CHF 72 million and CHF 49 million, respectively. The amortization of recognized actuarial losses for the year ending December 31, 2008, which is assessed at the beginning of the plan year, is expected to be CHF 25 million, net of tax.

For further information with respect to the Bank’s pension benefits associated with the Credit Suisse Group plan and international single-employer defined benefit and defined contribution pension plans, refer to Note 27 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank).

III – Balance sheet, Off-balance sheet, Treasury and Risk
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Most of our transactions are recorded on our balance sheet, however we also enter into a number of transactions that may give rise to both on- and off-balance sheet exposure. These transactions include derivative transactions, off-balance sheet arrangements and certain contractual obligations.

We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

We enter into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support.

The increase in our balance sheet in 2007 reflected the continued growth of our business and was impacted by the adoption of the fair value option in accordance with SFAS 159. Total assets were CHF 1,360.7 billion as of the end of 2007, up from CHF 1,256.0 billion as of the end of 2006, driven primarily by increases in Investment Banking assets. Trading assets increased CHF 81.3 billion, reflecting an increase of CHF 45.6 billion in equity securities and CHF 40.3 billion in derivative instruments, partly offset by a decrease of CHF 5.4 billion in debt securities. Net loans increased CHF 32.4 billion, reflecting business and market developments in Investment Banking as well as business growth in Private Banking. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 22.3 billion, mainly driven by a decline in business activity.

Total liabilities were CHF 1,317.5 billion as of the end of 2007, up from CHF 1,212.4 billion as of the end of 2006. Customer deposits increased CHF 44.6 billion, mainly driven by increased time deposits. Trading liabilities increased CHF 3.4 billion, mainly due to an increase of CHF 20.5 billion in derivative instruments, partly offset by a decrease of CHF 17.1 billion in short positions.

Balance sheet summary

		end of	% change

	2007	2006	07 / 06

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	319,048	(7)

Trading assets	532,083	450,780	18

Net loans	240,534	208,127	16

All other assets	291,354	278,001	5

Total assets	1,360,680	1,255,956	8

Liabilities and shareholders' equity (CHF million)

Due to banks	90,864	97,514	(7)

Customer deposits	335,505	290,864	15

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	288,444	4

Trading liabilities	201,809	198,422	2

Long-term debt	160,157	147,832	8

All other liabilities	228,765	189,294	21

Total liabilities	1,317,481	1,212,370	9

Total shareholders' equity	43,199	43,586	(1)

Total liabilities and shareholders' equity	1,360,680	1,255,956	8

Impact on results of the events in the mortgage and credit markets
Our results in 2007 reflected the turmoil in the mortgage and credit markets, which emerged from the dislocation of the US subprime mortgage market and subsequently spread to other markets and asset classes. The impact was recorded primarily in Investment Banking and Asset Management.

Investment Banking results included net valuation reductions in leveraged finance and structured products of CHF 3,187 million in 2007, including valuation reductions from the revaluing of certain ABS positions in our CDO trading business. Asset Management recorded valuation reductions of CHF 920 million in 2007 on securities purchased from our money market funds in order to address liquidity concerns caused by the US market’s extreme conditions, with the intent of eliminating SIV, ABS CDO and US subprime exposures within those funds. We had no legal obligation to purchase these securities from our money market funds.

For further information relating to the impact on Investment Banking and Asset Management results, refer to II – Operating and financial review – Investment Banking and – Asset Management.
Credit Suisse continues to have exposure to markets and instruments impacted by the dislocation and our future results are dependent upon how market conditions evolve and when liquidity re-enters the market. As a result, the fair value of these instruments may deteriorate further and be subject to further valuation reductions.

Leveraged finance business
Our leveraged finance business provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and mezzanine and high-yield debt to corporate and financial sponsor-backed companies. Leveraged finance underwriting activity results in exposures to borrowers that are typically non-investment grade. Financing is usually provided in the form of loans or high-yield bonds that are placed, or intended to be placed, in the capital markets. As a result of the concentration of business with non-investment grade borrowers, this business may be exposed to greater risk than the overall market for loans and bonds. Higher returns are required to compensate underwriters and investors for any increased risks. Leveraged finance is commonly employed to achieve a specific objective, for example to make an acquisition, to complete a buy-out or to repurchase shares.

Leveraged finance risk exposure takes the form of both funded and unfunded commitments. From the time a commitment is made to a client to extend a leveraged loan, to the time the loan is closed and funded, an unfunded commitment exists. We typically endeavor to distribute the loan prior to the closing and funding of the loan. Once a loan has closed, whatever portion we continue to hold is a funded commitment.

Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 25.3 billion (USD 22.4 billion) as of the end of 2007. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 10.7 billion (USD 9.5 billion) as of the end of 2007. The majority of these funded and unfunded loan exposures are to large cap issuers with historically stable cash flows and substantial assets.

CMBS business
CMBS are bonds backed by a pool of mortgage loans on commercial real estate properties. Cash flows generated by the underlying pool of commercial mortgages are the primary source of repayment for the principal and interest on the bonds. Various types of income-producing properties serve as collateral for the commercial mortgages, including multi-family properties, hotels, health-care facilities, office and industrial buildings and retail properties. The collateral is typically sold to a special purpose entity (SPE) which then issues CMBS.

A typical deal will include the issuance of multiple classes of bonds. Principal payments are generally made to the bond classes on a sequential basis, beginning with the class with the highest priority and ending with the class with the lowest priority. The credit ratings on the bond classes will vary based on payment priority and can range from AAA to non-rated. Most CMBS are issued by private entities and, as a result, the credit quality of the underlying commercial mortgages will have a direct bearing on the performance of the bonds.

We have risk exposure to the underlying commercial loans from the time we make the loans until they are packaged as CMBS and distributed. We also have exposure that arises from any securities that we retain.

Our CMBS origination gross exposure was CHF 25.9 billion (USD 22.9 billion) as of the end of 2007. The vast majority of these loans are secured by historically stable, high-quality, income-producing real estate to a diverse range of borrowers in the US, Europe and Asia.

RMBS business
RMBS are bonds backed by a pool of mortgage loans on residential real estate properties. Cash flows generated by the underlying pool of residential mortgage loans are the primary source of repayment for the principal and interest on the bonds. The residential mortgage loans included in these pools will vary based on the credit characteristics of the related obligors – ranging from prime loans to subprime loans – and the related lien priority – either first liens or second liens. Various types of residential properties collateralize the related residential mortgages, including single family properties, two-to-four family properties, low and high rise condominiums, cooperative housing units and planned unit developments. Like CMBS, the collateral backing RMBS is typically sold to an SPE which then issues the RMBS. Typical RMBS transactions will include bonds with varying payment priorities and various methods of allocating any losses incurred on the underlying residential mortgages. The ratings associated with an RMBS transaction can range from AAA to non-rated. RMBS transactions include both non-agency and agency business.

Our US subprime mortgage-related trading positions consist of mortgage-related exposures arising from investments in subprime loans, from ABS that, in whole or in significant part, are backed by subprime mortgage loans and from derivatives referencing subprime mortgages or subprime RMBS.

We define a loan as subprime with reference to the creditworthiness of the borrower. A borrower’s credit history is reflected in a credit report and routinely converted into a numerical credit score often referred to as a Fair Isaac Corporation (FICO) score. Generally, a loan made to a borrower with a low FICO or other credit score has historically been considered subprime. Loans to borrowers with higher FICO scores may be subprime if the borrower has other high-risk factors including: (i) the number and type of delinquencies reported on mortgage trade lines in the immediately preceding two-year period; (ii) the number and type of bankruptcies, if any, filed by or against the borrower; (iii) the time that has elapsed since the discharge or dismissal of such bankruptcies; (iv) the number of foreclosures, if any, filed against the borrower; and (v) the number and type of open collections, judgments and/or charged-off accounts related to the borrower. We consider RMBS subprime if a significant portion of the underlying assets are subprime loans.

We have risk exposure to residential loans, including subprime loans, from the time we make or acquire the loans until they are packaged as RMBS and distributed. In addition, we have exposure to residential loans, including subprime loans, from the time we purchase such loans under master repurchase warehouse financing agreements until they are resold under such agreements. We also have exposure that arises from RMBS retained interests.

The RMBS business had net US subprime exposure of CHF 1.6 billion and other net RMBS non-agency exposure of CHF 7.1 billion as of the end of 2007. The CDO business is managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures. We are not currently originating significant levels of subprime loans.

CDO trading business
We purchase interests in RMBS and CDOs and enter into derivative contracts with ABS CDOs and other counterparties. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs) through, for example, credit default swaps. These portfolios consist primarily of RMBS. The CDOs to which we have exposure have been structured and underwritten by third parties and by us. In addition, we have structured and underwritten CDOs in the past for which we received structuring and/or distribution fees, and, in some cases, we have retained interests in such CDOs.

Our cash CDO business includes warehouse financing of a portfolio of assets selected by clients for packaging and distribution as CDOs, where we sell the warehoused assets to the CDO vehicle for cash raised in the CDO issuance.

Our primary CDO US subprime exposure is to bonds with ratings of AAA or AA. In synthetic CDOs, we may be required under credit default swaps to make payments in the event that securities in the referenced portfolios default or experience other credit events such as rating agency downgrades. A characterization of credit default swaps as “super senior” is derived from the seniority in the capital structure of the synthetic CDO. The dislocation in the mortgage and credit markets has resulted in declines in the value of the tranches subordinated to these super senior tranches, including CDOs that were highly rated at issuance. Based on current market assumptions, these super senior tranches are now exposed to a greater portion of the expected losses of the CDO vehicle than they were at origination.

The CDO trading business had net US subprime exposure of CHF 1.6 billion as of the end of 2007, reflecting the revaluing of certain ABS positions. The CDO business is managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures. We are not currently originating significant levels of subprime CDOs.

Structured Investment Vehicles
SIVs are unconsolidated entities that issue various capital notes and debt instruments to fund the purchase of assets. We do not sponsor or serve as asset manager to any SIVs. However, Asset Management does serve as investment advisor to certain money market funds that had investments in securities issued by SIVs. In 2007, Asset Management purchased approximately CHF 5.3 billion of such securities from our money market funds at amortized cost, which resulted in valuation reductions of CHF 461 million. The fair value of purchased securities issued by SIVs still held as of December 31, 2007 was CHF 2.5 billion and these securities are recorded in trading assets in the consolidated balance sheets. As of December 31, 2007, there were no material SIV positions in our money market funds.

Hedging
As part of our overall risk management to reduce our exposures from these businesses, we hold a portfolio of hedges, including single name hedges and index hedges in non-investment grade, cross-over credit and mortgage indices. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to hedge.

Involvement with Special Purpose Entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. SPEs typically qualify either as qualified special purpose entities (QSPE) according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) or VIEs according to FIN 46(R). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

The majority of our securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the SPE must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by us. Our investing or financing needs, or those of our clients, determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting and related derecognition of the assets from consolidated balance sheets.

As a normal part of our business, we engage in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs for which we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets and entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in our capacity as the prime broker for entities qualifying as VIEs. We also enter into lending arrangements with VIEs for the purpose of financing client projects or the acquisition of assets. Further, we are involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where we act as structurer, manager, distributor, broker, market maker or liquidity provider. The economic risks associated with VIE exposures held by us, together with all relevant risk mitigation initiatives, are included in our risk management framework.

For additional information and disclosure of our maximum exposure to loss, refer to Note 32 – Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group.

We have raised hybrid tier 1 capital through the issuance by SPEs of trust preferred securities that purchase subordinated debt securities issued by us. These SPEs have no assets or operations unrelated to the issuance, administration and repayment of the trust preferred securities and are not consolidated by us under FIN 46(R).

Derivatives
We enter into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The replacement values of derivative financial instruments correspond to the fair values at the dates of the consolidated balance sheets and are those which arise from transactions for the account of customers and for our own account. Positive replacement values constitute a receivable. Negative replacement values constitute a liability. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arm’s-length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow us to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us. Collateral received is only recognized in the consolidated balance sheets to the extent that the counterparty has defaulted in its obligation to us and is no longer entitled to have the collateral returned.

Trading and hedging of derivative instruments - Group

			Trading			Hedging

end of 2007	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	4,369.4	4.5	4.5	0.0	0.0	0.0

Swaps	18,767.7	203.5	197.9	40.1	0.9	0.1

Options bought and sold (OTC)	2,824.5	27.9	30.1	0.0	0.0	0.0

Futures	1,585.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	3,383.9	0.3	0.2	0.0	0.0	0.0

Interest rate products	30,931.3	236.2	232.7	40.1	0.9	0.1

Forwards	1,559.9	17.2	17.2	39.7	0.2	0.0

Swaps	810.7	30.2	23.1	0.0	0.0	0.0

Options bought and sold (OTC)	860.4	13.4	14.7	0.0	0.0	0.0

Futures	19.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	24.8	0.0	0.2	0.0	0.0	0.0

Foreign exchange products	3,275.2	60.8	55.2	39.7	0.2	0.0

Forwards	9.5	1.4	2.9	0.0	0.0	0.0

Swaps	1.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	19.0	1.0	0.9	0.0	0.0	0.0

Futures	0.7	0.0	0.0	0.0	0.0	0.0

Precious metals products	30.6	2.4	3.8	0.0	0.0	0.0

Forwards	22.9	5.1	0.0	0.0	0.0	0.0

Swaps	315.9	8.0	8.4	0.0	0.0	0.0

Options bought and sold (OTC)	516.6	31.5	34.0	0.0	0.0	0.0

Futures	101.5	0.1	0.0	0.0	0.0	0.0

Options bought and sold (traded)	567.6	2.3	2.2	0.0	0.0	0.0

Equity/index-related products	1,524.5	47.0	44.6	0.0	0.0	0.0

Credit derivatives	3,760.1	80.8	72.2	0.0	0.0	0.0

Forwards	44.6	1.2	1.1	0.0	0.0	0.0

Swaps	270.8	9.6	10.0	0.0	0.0	0.0

Options bought and sold (OTC)	226.1	5.4	4.6	0.0	0.0	0.0

Futures	136.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (traded)	33.3	1.3	1.1	0.0	0.0	0.0

Other products	711.6	17.5	16.8	0.0	0.0	0.0

Total derivative instruments	40,233.3	444.7	425.3	79.8	1.1	0.1

The notional amount for derivative instruments (trading and hedging) was CHF 40,313.1 billion and CHF 29,167.4 billion as of December 31, 2007 and 2006, respectively.

		2007		2006

end of	Positive re- placement value	Negative re- placement value	Positive re- placement value	Negative re- placement value

Derivatives (CHF billion)

Replacement values (trading and hedging) before netting	445.8	425.4	270.4	270.1

Replacement values (trading and hedging) after netting	99.5	79.1	60.3	59.9

The following tables summarize the Bank’s derivatives exposure. The use of trading and hedging derivatives by the Bank is substantially the same as the Group.
Trading and hedging of derivative instruments - Bank

			Trading			Hedging

end of 2007	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Interest rate products	30,933.3	236.4	232.7	38.3	0.8	0.1

Foreign exchange products	3,251.9	59.8	55.3	39.7	0.2	0.0

Precious metals products	29.9	2.4	3.8	0.0	0.0	0.0

Equity/index-related products	1,514.6	46.9	43.7	0.0	0.0	0.0

Credit derivatives	3,760.1	80.8	72.2	0.0	0.0	0.0

Other products	711.5	17.5	16.8	0.0	0.0	0.0

Total derivative instruments	40,201.3	443.8	424.5	78.0	1.0	0.1

The notional amount for derivative instruments (trading and hedging) was CHF 40,279.3 billion and CHF 29,149.2 billion as of December 31, 2007 and 2006, respectively.

		2007		2006

end of	Positive re- placement value	Negative re- placement value	Positive re- placement value	Negative re- placement value

Derivatives (CHF billion)

Replacement values (trading and hedging) before netting	444.8	424.6	269.5	269.5

Replacement values (trading and hedging) after netting	98.2	78.0	59.2	59.2

Freestanding derivative instruments
A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.
Swaps
Our swap agreements consist primarily of interest rate, equity and credit default swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Options
We write option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose us to the credit risk of the customer because we, not our counterparty, are obligated to perform. At the beginning of the contract period, we receive a cash premium. During the contract period, we bear the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, we purchase or sell cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

We also purchase options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, we obtain the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, our risk is limited to the premium paid. The underlying instruments for these options typically include fixed income and equity securities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed in order to assess creditworthiness.

Forwards and futures
We enter into forward purchase and sale contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, we enter into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose us to the credit risk of the counterparty. To mitigate this credit risk, we limit transactions with specific counterparties, regularly review credit limits and adhere to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Risk management
We use derivatives to meet our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. For additional information and a description of our hedging activities, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.

Over-the-counter derivatives
Our positions in derivatives include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit instruments.

Exposure with respect to OTC derivative receivables by maturity

				Group				Bank

end of 2007, due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments, net positive replacement value (CHF billion)

Interest rate products	22.3	76.3	138.2	236.8	22.3	76.3	138.3	236.9

Foreign exchange products	33.5	17.3	10.2	61.0	33.2	16.9	9.9	60.0

Precious metals products	1.4	0.9	0.1	2.4	1.4	0.9	0.1	2.4

Equity/index-related products	19.6	21.2	3.8	44.6	19.6	21.2	3.8	44.6

Credit derivatives	0.8	39.6	40.4	80.8	0.8	39.6	40.4	80.8

Other products	8.6	7.4	0.2	16.2	8.6	7.4	0.2	16.2

Total derivative instruments	86.2	162.7	192.9	441.8	85.9	162.3	192.7	440.9

Netting agreements [1]				(346.3)				(346.6)

Total derivative instruments, net positive replacement value				95.5				94.3

1 Taking into account legally enforceable netting agreements.

Exposure with respect to OTC derivatives by counterparty credit rating

end of 2007	Group	Bank

Net positive replacement value (CHF billion)

AAA	12.5	12.4

AA	42.8	42.1

A	21.1	21.1

BBB	9.4	9.2

BB or lower	9.7	9.5

Total derivative instruments, net positive replacement value	95.5	94.3

The credit ratings displayed in the table are determined by external rating agencies or by equivalent ratings used by our internal credit department. For further information on derivatives and hedging activities, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.

Guarantees
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate Credit Suisse to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Group securities and other arrangements to provide “gross up” payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, we sometimes provide the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (for example, relating to litigation, tax and intellectual property matters). We closely monitor all such contractual agreements to ensure that indemnification provisions are adequately provided for in our consolidated financial statements.

FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of obligations undertaken for guarantees issued or amended after December 31, 2002. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Total obligations increased CHF 12.1 billion in 2007 to CHF 168.7 billion, primarily reflecting an increase in long-term debt obligations of CHF 12.3 billion to CHF 160.2 billion. The increase in long-term debt reflected primarily the issuance of structured notes. For further information on long-term debt and the related interest commitments, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.

For further information on commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.
Contractual obligations and other commercial commitments – Group

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Obligations (CHF million)

Long-term debt obligations [1]	30,919	54,767	34,552	39,919	160,157

Capital lease obligations	6	12	21	186	225

Operating lease obligations	642	1,084	881	4,732	7,339

Purchase obligations	455	407	130	0	992

Total obligations [2]	32,022	56,270	35,584	44,837	168,713

1 For further information on long-term debt obligations, refer to Treasury management and Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. 2 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 331 million as of December 31, 2007, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.

end of	2007	2006

Short-term obligations (CHF million)

Deposits	426,369	388,378

Short-term borrowings	19,390	21,556

Brokerage payables	55,808	33,185

Trading account liabilities	201,809	198,422

Total short-term obligations	703,376	641,541

Contractual obligations and other commercial commitments – Bank

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Obligations (CHF million)

Long-term debt obligations [1]	29,851	52,011	37,893	37,527	157,282

Capital lease obligations	6	12	21	186	225

Operating lease obligations	629	1,072	872	4,592	7,165

Purchase obligations	451	403	130	0	984

Total obligations	30,937	53,498	38,916	42,305	165,656

1 For further information on long-term debt obligations, refer to Treasury management and Note 22 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank).

end of	2007	2006

Short-term obligations (CHF million)

Deposits	414,577	384,924

Short-term borrowings	14,398	16,287

Brokerage payables	55,823	33,196

Trading account liabilities	200,575	197,936

Total short-term obligations	685,373	632,343

Treasury management
Funding, liquidity, capital and foreign exchange exposures are managed on a centralized basis through Global Treasury. Oversight of these activities is provided by the Capital Allocation and Risk Management Committee (CARMC), a committee that includes the CEOs of the Group and the divisions, the CFO, the CROs of the Group and the Bank, the COO and the Global Treasurer. It is CARMC’s responsibility to review the capital situation, balance sheet development, current and prospective funding and foreign exchange exposure and to define and monitor adherence to internal Treasury risk limits.

Liquidity and funding management
Following approval from the SFBC, we strengthened our funding and liquidity model by centralizing debt issuance and the funding of our subsidiaries. As a result, securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The consolidation of these functions was a logical step forward in view of the efforts to focus expertise and resources to maximize efficiency within the integrated bank organization. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Funding sources and uses
Despite the liquidity squeeze in some credit and money markets during the second half of 2007, our liquidity and funding management and strong capital base helped us to maintain a comfortable liquidity profile. Our centralized funding provided for a controlled and flexible response to the volatile market conditions. Representatives from the secured and unsecured funding desks met on a daily basis to ensure optimal communication of market developments and served as a focal point for the management of all funding issues.

As a global bank, we have access to multiple markets worldwide and have major funding operations in Zurich, New York, London, Singapore and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Unsecured funding sources include private and corporate and retail banking client deposits, which have proved extremely stable even in stressed markets, long-term debt, certificates of deposit, bank deposits, fiduciary deposits, central bank deposits and other non-bank deposits. The chart below provides an overview of the distribution of our unsecured funding as of the end of 2007.

Global Treasury is responsible for the development and execution of our unsecured funding plan which reflects projected business growth, development of the balance sheet and future funding needs and maturity profiles. The funding plan incorporates short-term funding (mainly certificates of deposits and, to a lesser extent, CP) and senior and subordinated long-term debt. Substantially all of our unsecured senior debt is issued without financial covenants that would increase the cost of financing or accelerate the maturity, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

For more information on the maturity profile of our long-term debt refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
A substantial part of our assets, principally trading inventories that support the institutional securities business, are liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. We also maintain a portfolio of high-quality and very liquid assets readily available for additional funding needs. As of the end of 2007, our liquid assets included CHF 60 billion of securities and similar assets accepted by central banks. These liquid assets are managed to provide for emergency liquidity needs and are maintained at a level well beyond regulatory requirements. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and corporate debt and equity securities. In addition, we have significant receivables from customers and broker-dealers, which turn over frequently. We have historically been able to access significant liquidity through the secured lending markets, including through our broker-dealer subsidiaries. To meet client needs as a securities dealer, we may carry significant levels of trading inventories.

As part of our private and corporate and retail banking business, we provide residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers, including individuals, small and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed-term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, customer type and instrument. Other assets include loans to corporate and other institutional clients, money market holdings and foreign exchange positions. As of the end of 2007, client deposits, a particularly stable source of funds, covered 125% of total loans outstanding.

Our other assets include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, ABS and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress. We generally fund a significant portion of less liquid assets with long-term debt and shareholders’ equity.

We try to ensure that loans to subsidiaries and affiliates have maturities equal to or shorter than the maturities of our capital market borrowings.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. The targeted funding profile is designed to enable us to continue to pursue “business as usual” activities for an extended period of time without changing business plans during times of stress. The principal measure used to monitor our liquidity position is the “liquidity barometer,” which allows us to manage the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. CARMC reviews the methodology and assumptions of the liquidity risk framework and determines the liquidity horizon to be maintained by Global Treasury in order to ensure that the liquidity profile is managed at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity for a period of 120 days. We apply best practices in managing liquidity. There is no quantitative standard on liquidity management, stress assumptions and funding horizons, limiting the comparability among financial institutions.

Our liquidity risk parameters reflect various liquidity stress assumptions which are reviewed periodically and updated as needed.
The stress assumptions used to determine the conservative funding profile for our balance sheet include:
– Retail and private banking client deposits will suffer heavy withdrawals;
– Capital markets, as well as certificates of deposit and CP markets, will not be available;
– Other money market access will be significantly reduced;
– A two-notch downgrade in the Bank’s long-term debt credit ratings, which will require additional funding as a result of certain contingent off-balance sheet obligations, including a CP conduit and draw-downs on unfunded bank liabilities, as well as increased collateral to support derivatives contracts; and

– Secured funding, whether in the fixed income or equities markets, will only be available subject to significant over-collateralization and many asset classes, including real estate loans and emerging market securities, will not be eligible for secured funding.

Our liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption or Group/Bank event
– Stage II – Unsecured markets partially inaccessible
– Stage III – Unsecured funding totally inaccessible
In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Global Treasury to activate the contingency plan. The Liquidity Crisis Committee’s membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure that the plan is executed. Following the severe dislocation in the credit markets in the second half of 2007, we introduced additional liquidity stress assumptions to address systemic liquidity risk inherent in the current market environment and increased our liquid assets and short-term funding profile for scenarios in which the dislocation in the credit markets worsens.

Debt issuances
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan.

Our long-term debt increased CHF 12.3 billion from the end of 2006, primarily reflecting issuance of senior structured and vanilla debt securities. Vanilla debt is comprised of debt issuances managed by Global Treasury that do not contain derivative features. In 2007, we issued approximately CHF 10.3 billion of senior debt securities and CHF 3.2 billion of subordinated debt securities, and CHF 4.9 billion of senior debt securities and CHF 2.5 billion of subordinated debt securities matured or were redeemed. Effective January 1, 2007, certain long-term debt is carried at fair value. For further information on fair value, refer to Note 33 – Financial Instruments in V – Consolidated financial statements – Credit Suisse Group.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as London Interbank Offered Rate (LIBOR), that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. During the latter half of 2007 and early 2008, funding spreads relative to such indices generally widened for borrowers including Credit Suisse. We work to minimize these funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt, however, we anticipate that the average spread on our term funding portfolio may be wider in subsequent years than in 2007. The effect of wider spreads on interest expense will depend on many market factors, including the absolute level of the indices upon which our funding is based.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets and/or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 75.9 billion of structured notes outstanding as of the end of 2007.

Our primary sources of liquidity are through consolidated entities, and funding through non-consolidated SPEs and asset securitization activity is immaterial.
Funds transfer pricing
The Bank maintains an internal funds transfer-pricing system based on market rates which aims at providing the right incentives for the businesses. It charges out the cost of long- and short-term funding to users of liquidity and provides credit for providers of long-term stable funding.

Cash flows from operating, investing and financing activities
As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the funding and liquidity policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends in our business.

For the year ended December 31, 2007, net cash used in operating activities was CHF 57.9 billion. The increase primarily reflected the impact of the deteriorating market conditions on our trading strategy. This resulted in a decrease in cash generated from trading assets and liabilities of CHF 39.6 billion, as offsetting long and short positions were unwound. This was partially offset by an increase in accrued expenses and other liabilities of CHF 32.4 billion due to increased customer margin balances and cash collateral amidst the deteriorating market conditions. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2007, net cash of CHF 28.5 billion was used in investing activities, primarily due to the origination of loans and investments in subsidiaries and other investments.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common stock and have an ongoing stock buyback program. In 2007, net cash provided by financing activities was CHF 97.1 billion due to growth in deposits, reflecting the ongoing expansion of the private and retail banking deposit distribution network, the flight to quality, higher business volumes and net new issuances of long-term debt and structured notes, offset partially by the payment of cash dividends and share repurchases.

Credit ratings
Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. Rating agencies take many factors into consideration in determining a company’s rating, including such factors as earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices, management team and the broader outlook for the financial services industry. The rating agencies may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings, at any time.

Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration these contingent events associated with a two notch downgrade in our credit ratings. The impact of a one or two notch downgrade in the Bank’s long-term debt ratings would not be material to our liquidity and funding.

For more information on our credit ratings refer to X – Investor information.
Capital management
The capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Capital is required to cover risks (economic and regulatory) on various asset classes, including, but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. Capital is allocated to the divisions taking into account factors such as regulatory capital requirements, utilized economic capital and expected return on capital. Our overall capital needs are continually reviewed to ensure that our capital base can appropriately support the anticipated needs of our business and the regulatory capital requirements of our activities. Capital plans and multi-year projections are prepared for the Group as well as for the major subsidiaries. These plans are subjected to various stress tests, reflecting both macro-economic and specific risk scenarios. Capital contingency plans that are developed in connection with these stress tests are discussed with the SFBC and approved by CARMC. Based on these analyses, we believe that our capital base is adequate for current operating levels. Excess capital is returned to shareholders through dividend payments and share buybacks.

Shareholders' equity

					Group					Bank

			end of		% change			end of		% change

	2007		2006		07 / 06	2007		2006		07 / 06

Shares outstanding (million)

Common shares issued	1,162.4		1,214.9		(4)	44.0		44.0		0

Second trading line treasury shares	(46.1)	[1]	(42.4)	[1]	9	–		–		–

Other treasury shares	(95.7)		(110.0)		(13)	–		–		–

Treasury shares	(141.8)		(152.4)		(7)	–		–		–

Shares outstanding	1,020.6		1,062.5		(4)	44.0		44.0		0

Par value (CHF)

Par value	0.04	[2]	0.50		(92)	100.00		100.00		0

Shareholders' equity (CHF million)

Common shares	46		607		(92)	4,400		4,400		0

Additional paid-in capital	24,553		24,817		(1)	20,849		19,593		6

Retained earnings	33,670		32,306		4	15,872		11,652		36

Second trading line treasury shares, at cost	(3,918)		(3,077)		27	–		–		–

Other treasury shares, at cost	(5,460)		(6,034)		(10)	(5,497)	[3]	(6,149)	[3]	(11)

Treasury shares, at cost	(9,378)		(9,111)		3	(5,497)		(6,149)		(11)

Accumulated other comprehensive income	(5,692)		(5,033)		13	(4,290)		(3,451)		24

Total shareholders' equity	43,199		43,586		(1)	31,334		26,045		20

Goodwill	(10,882)		(11,023)		(1)	(9,746)		(9,889)		(1)

Other intangible assets	(444)		(476)		(7)	(421)		(475)		(11)

Tangible shareholders' equity [4]	31,873		32,087		(1)	21,167		15,681		35

Book value per share (CHF)

Total book value per share	42.33		41.02		3	712.14		591.93		20

Goodwill per share	(10.66)		(10.37)		3	(221.50)		(224.75)		(1)

Other intangible assets per share	(0.44)		(0.45)		(3)	(9.57)		(10.79)		(11)

Tangible book value per share	31.23		30.20		3	481.07		356.39		35

1 These shares are repurchased in connection with our share buyback program and will be subsequently cancelled, subject to shareholder approval. 2 On May 4, 2007, the shareholders of Credit Suiss Group approved a par value reduction of CHF 0.46 per share which was paid out on July 18, 2007. 3 Reflects Credit Suisse Group shares held to economically hedge share award obligations. 4 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
The Group’s shareholders’ equity decreased from CHF 43.6 billion as of the end of 2006 to CHF 43.2 billion as of the end of 2007, primarily due to deduction for shares repurchased through our share buyback program and the payment of dividends, partially offset by 2007 net income. Other comprehensive income reflected the negative effect of foreign exchange-related movements on cumulative translation adjustments, partly offset by pension actuarial gains.

The Bank’s shareholder’s equity increased from CHF 26.0 billion as of the end of 2006 to CHF 31.3 billion as of the end of 2007, primarily due to 2007 net income and the effect of share-based compensation. Other comprehensive income reflected the negative effect of foreign exchange rate changes on cumulative translation adjustments, partly offset by pension actuarial gains.

Share repurchase activities
Swiss law limits a corporation’s ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve in our consolidated balance sheets in the amount of the purchase price of the acquired shares. Shares repurchased by us do not carry any voting rights at shareholders’ meetings.

We repurchase shares as part of our market-making commitments, for the purpose of satisfying our obligations under our employee benefit plans or for cancellation. Shares repurchased for the purpose of cancellation are done through a so-called “second trading line,” while all other repurchases take place through the ordinary “first trading line.” Of the total number of shares purchased in 2007, 449.8 million were purchased on the first trading line and 57.5 million were purchased on the second trading line.

In March 2007, we completed the share buyback program approved by the shareholders at the AGM in 2005. Under this program, we repurchased a total of 87.8 million common shares in the amount of CHF 6.0 billion, of which 11.4 million common shares in the amount of CHF 1.0 billion were repurchased during 2007. We cancelled 53.8 million common shares from this share buyback program, which did not impact total shareholders’ equity, as the reduction in common shares, additional paid-in capital and retained earnings were offset in full by a reduced balance of treasury shares.

At the AGM in May 2007, the shareholders approved a new share repurchase program of up to CHF 8.0 billion, to last for a maximum of three years. During 2007, we repurchased 46.1 million common shares in the amount of CHF 3.9 billion under the new share buyback program. As of March 7, 2008, we had repurchased a total of CHF 4.1 billion, or 52%, of the approved CHF 8.0 billion. As a result of the challenging operating environment, we reduced our share buyback activity beginning in the second half of 2007. Our ability to complete the share buyback program in 2008 is dependent on market conditions.

Purchases of common shares

		2005-2007 buyback program		2007-2010 buyback program	Other share re- purchases		Total

In million, except where indicated	Total number of shares purchased	Maximum value of shares in CHF that may yet be purchased under the program	Total number of shares purchased	Maximum value of shares in CHF that may yet be purchased under the program	Total number of shares purchased	Average price paid per share in CHF	Total number of shares purchased

Period

January 1 to January 31, 2007	2.7	749.5	–	–	50.3	85.81	53.0

February 1 to February 28, 2007	4.0	397.0	–	–	35.9	88.93	39.9

March 1 to March 31, 2007	4.7	–	–	–	41.6	83.60	46.3

April 1 to April 30, 2007	–	–	–	–	22.7	91.24	22.7

May 1 to May 31, 2007	–	–	3.1	7,709.0	31.9	91.25	35.0

June 1 to June 30, 2007	–	–	11.6	6,675.2	24.6	86.60	36.2

July 1 to July 31, 2007	–	–	12.8	5,543.6	43.0	86.13	55.8

August 1 to August 31, 2007	–	–	12.8	4,513.7	49.6	83.65	62.4

September 1 to September 30, 2007	–	–	2.0	4,359.2	40.9	79.07	42.9

October 1 to October 31, 2007	–	–	1.2	4,260.6	29.9	79.17	31.1

November 1 to November 30, 2007	–	–	1.9	4,133.7	56.3	68.44	58.2

December 1 to December 31, 2007	–	–	0.7	4,082.4	23.1	69.46	23.8

Total shares repurchased during the period	11.4	–	46.1	–	449.8	–	507.3

Total shares sold or re-issued during the period	–	–	–	–	–	–	441.9

Dividends and dividend policy
Under Swiss law, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of claims for declaring dividend payments is five years.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution. Dividend payments in 2007, for 2006, were comprised of a regular dividend of CHF 2.24 per share as well as a par value reduction of CHF 0.46 per share. The par value reduction was part of the measures taken to deploy the capital generated following the sale of Winterthur in December 2006.

For 2007, our Board of Directors will propose a cash dividend of CHF 2.50 per share to the shareholders at the AGM on April 25, 2008. The distribution is subject to approval at the AGM.
The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. For example, Article 675, in conjunction with Article 671, of the Swiss Code of Obligations provides that our Swiss subsidiaries may pay dividends only if and to the extent: (i) they have earned a profit during a given financial year or have previously established reserves for the payment of dividends; (ii) the required portion of their annual profit has been allocated to reserves as prescribed by law, the articles of association or a resolution of the general meeting of shareholders; and (iii) allocation and payment of the dividends has been approved at the general meeting of shareholders. We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends to the Group. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

Dividend per ordinary share

end of	USD	[1]	CHF

Dividend per ordinary share

2006 [2]	2.16		2.70

2005	1.61		2.00

2004	1.20		1.50

2003 [3]	0.40		0.50

2002	0.07		0.10

1 For details of the exchange rates used, refer to IX - Additional information. 2 Distribution consisted of a dividend of CHF 2.24 and a par value reduction of CHF 0.46 as approved an May 4, 2007 for the financial year 2006. 3 Repayment out of share capital as approved on April 30, 2004, in lieu of a dividend for financial year 2003.

Regulatory capital
Overview
Both the Group on a consolidated basis, and the Bank, as a Swiss bank, are subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Group and Bank also adhere to the BIS risk-based capital guidelines. These guidelines take into consideration the credit and market risk associated with balance sheet assets and certain off-balance sheet transactions. The SFBC has advised the Group and the Bank that the Group and the Bank may continue to include as tier 1 capital CHF 1.8 billion and CHF 4.8 billion, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

For further information on our risk-based capital guidelines, refer to I – Information on the company – Regulation and supervision. For further information on the components of our consolidated capital structure, refer to Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group.

From time to time, the SFBC and BIS propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting regulations. Such proposals or interpretations could, if implemented in the future, affect our capital ratios and the measurement of our risk-weighted assets.

In addition, various subsidiaries engaged in banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate. Certain broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2007, the Group, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

BIS statistics

					Group					Bank

			end of		% change			end of		% change

	2007		2006		07 / 06	2007		2006		07 / 06

Risk-weighted assets (CHF million)

Risk-weighted positions	277,528		240,095		16	259,915		219,927		18

Market risk equivalents	34,540	[1]	13,581		154	33,680	[1]	12,746		164

Risk-weighted assets	312,068		253,676		23	293,595		232,673		26

Capital (CHF million)

Total shareholders' equity	43,199		43,586		(1)	31,334		26,045		20

Goodwill	(10,882)		(11,023)		(1)	(9,746)		(9,889)		(1)

Investments in insurance entities (50%)	(71)		(22)		223	(71)		(22)		223

Non-cumulative perpetual preferred securities and capital notes	4,136		2,167		91	3,514		1,065		230

Other adjustments	(1,645)		439		–	7,223		9,401		(23)

Tier 1 capital	34,737	[2]	35,147	[2]	(1)	32,254	[3]	26,600	[3]	21

Upper tier 2	2,860		4,733		(40)	3,759		6,140		(39)

Lower tier 2	8,565		8,587		0	9,345		7,440		26

Tier 2 capital	11,425		13,320		(14)	13,104		13,580		(4)

Investments in non-consolidated banking and finance participations and credit enhancements	(989)		(1,681)		(41)	(969)		(1,717)		(44)

Investments in insurance entities (50%)	(71)		(22)		223	(71)		(22)		223

Total capital	45,102		46,764		(4)	44,318		38,441		15

Capital ratios (%)

Tier 1 ratio	11.1		13.9		–	11.0		11.4		–

Total capital ratio	14.5		18.4		–	15.1		16.5		–

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk management – Revaluation impact on risk metrics. 2 The SFBC has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 1.8 billion and CHF 2.2 billion in 2007 and 2006, respectively, of equity from special purpose entities that are deconsolidated under FIN 46(R). 3 The SFBC has advised that the Bank may continue to include as tier 1 capital CHF 4.8 billion and CHF 6.2 billion in 2007 and 2006, respectively, of equity from special purpose entities that are deconsolidated under FIN 46(R).

Group
Our consolidated BIS tier 1 ratio was 11.1% as of the end of 2007, a decrease from 13.9% as of the end of 2006. The decrease was driven primarily by the increase in risk-weighted assets.
Our tier 1 capital decreased from CHF 35.1 billion as of the end of 2006 to CHF 34.7 billion as of the end of 2007. The decrease of CHF 0.4 billion, or 1%, was related to the decrease in total shareholders’ equity and other adjustments, which reflected additional dividend accruals and the reversal of the pension actuarial gains recorded in total shareholders’ equity, partially offset by the issuance of USD 2 billion of capital notes and the redemption of JPY 17 billion and USD 125 million capital notes. Our consolidated total capital decreased from CHF 46.8 billion as of the end of 2006 to CHF 45.1 billion as of the end of 2007, and the total capital ratio was 14.5% as of the end of 2007, a decrease from 18.4% as of the end of 2006. The decrease in the total capital ratio was primarily related to the increase in risk-weighted assets and the decrease of tier 2 capital.

Risk-weighted assets increased CHF 58.4 billion, or 23%, from 2006 due to increases in risk-weighted positions and market risk equivalents. Market risk equivalents reflected the increase in market volatility, the recalibration of our VaR model implemented in 3Q07 and incremental capital requirements from the related VaR backtesting exceptions. 2007 market risk equivalents do not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business. For additional information, refer to Risk management – Revaluation impact on risk metrics.

Bank
The Bank’s consolidated BIS tier 1 ratio was 11.0% as of the end of 2007, a decrease from 11.4% as of the end of 2006. The decrease was due to an increase in risk-weighted assets mostly offset by an increase in tier 1 capital.

The Bank’s tier 1 capital increased from CHF 26.6 billion as of the end of 2006 to CHF 32.3 billion as of the end of 2007. The increase of CHF 5.7 billion, or 21%, was primarily related to the increase in total shareholder’s equity, the issuance of USD 2 billion of capital notes, restructuring to include JPY 30.5 billion as capital notes, the redemption of USD 125 million capital notes and the net injection of USD 2 billion of capital from the Group into the Bank, partly offset by dividend accruals. The Bank’s consolidated total capital increased from CHF 38.4 billion as of the end of 2006 to CHF 44.3 billion as of the end of 2007, and the total capital ratio was 15.1% as of the end of 2007, a decrease from 16.5% as of the end of 2006. The decrease in the total capital ratio was primarily related to the increase in risk-weighted assets partly offset by the increase in tier 1 capital.

Risk-weighted assets increased CHF 60.9 billion, or 26%, from 2006 due to increases in risk-weighted positions and market risk equivalents. Market risk equivalents reflected the increase in market volatility, the recalibration of our VaR model implemented in 3Q07 and incremental capital requirements from the related VaR backtesting exceptions. 2007 market risk equivalents do not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business. For additional information, refer to Risk management – Revaluation impact on risk metrics.

Basel II
The Basel Committee introduced significant changes to existing international capital adequacy standards known as Basel II. The Group’s target BIS tier 1 ratio under Basel II remains at 10%. As of the end of 2007, the BIS tier 1 ratio under Basel II would have been approximately 120 basis points less than the BIS tier 1 ratio under Basel I for the Group.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given, small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risk not captured by the above, for example, expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings we own.

The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. In 2007, a number of enhancements were implemented to refine the modeling of the components of economic capital. This included refinement of the modeling for private banking corporate and retail lending, international lending and commercial real estate loan origination risks, the recalibration of asset-backed and residential real estate parameters to reflect the market volatility in the third quarter of 2007 and the recalibration of emerging market risk category parameters. Prior-period balances have been restated for methodology changes in order to show consistent trends and comparisons through time. The total impact of the methodology changes on 2006 economic capital was an increase of approximately CHF 2,938 million, or 12%.

Economic capital

				Group				Bank	[1]

			end of	% change			end of	% change

	2007		2006	07 / 06	2007		2006	07 / 06

Economic capital resources (CHF million)

Tier 1 capital	34,737		35,147	(1)	32,254		26,600	21

Economic adjustments	4,768		4,971	(4)	3,996		1,514	164

Economic capital resources	39,505		40,118	(2)	36,250		28,114	29

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,660		22,548	(4)	21,062		22,115	(5)

Operational risk	2,469		2,567	(4)	2,469		2,567	(4)

Other risks [2]	1,040		1,648	(37)	696		525	33

Utilized economic capital	25,169	[3]	26,763	(6)	24,227	[3]	25,207	(4)

Economic capital coverage ratio (%)

Economic capital coverage ratio	157.0	[3]	149.9	–	149.6	[3]	111.5	–

1 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 2 Includes owned real estate, expense risk and diversification benefit. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk management – Revaluation impact on risk metrics.

Economic capital by segment

			in / end of	% change

	2007		2006	07 / 06

Utilized economic capital by segment (CHF million)

Wealth Management	1,755		1,431	23

Corporate & Retail Banking	3,083		3,249	(5)

Private Banking	4,838		4,680	3

Investment Banking	17,951	[1]	19,366	(7)

Asset Management	2,025		1,485	36

Corporate Center	358		1,297	(72)

Utilized economic capital - Group [2]	25,169	[1]	26,763	(6)

Utilized economic capital - Bank [3]	24,227	[1]	25,207	(4)

Average utilized economic capital by segment (CHF million)

Wealth Management	1,592		1,709	(7)

Corporate & Retail Banking	3,076		3,463	(11)

Private Banking	4,668		5,172	(10)

Investment Banking	18,940	[1]	18,026	5

Asset Management	1,677		1,479	13

Corporate Center	899		1,574	(43)

Average utilized economic capital - Group [4]	26,156	[1]	25,994	1

Average utilized economic capital - Bank [3]	24,769	[1]	24,403	1

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk management – Revaluation impact on risk metrics. 2 Includes a diversification benefit of CHF 3 million and CHF 65 million in 2007 and 2006, respectively. 3 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 4 Includes a diversification benefit of CHF 28 million and CHF 257 million in 2007 and 2006, respectively.

Utilized economic capital trends
Over the course of 2007, our utilized economic capital fell 6% due to a decrease in position risk. For Investment Banking, utilized economic capital decreased 7%, mainly driven by reductions in real estate and structured assets and fixed income trading exposures. The decrease in real estate and structured assets risk was mainly due to reduced ABS and residential mortgage exposures. Fixed income trading risk was down as a result of reduced credit spread and interest rate exposures, partially offset by increases in energy and other commodity exposures.

The utilized economic capital for Wealth Management increased 23% due to increased residential mortgage loan exposures, while Corporate & Retail Banking decreased 5% due to a decline in private banking corporate and retail lending risk from the Clock Finance No. 1 synthetic collateralized loan obligation transaction, partially offset by increases in trade finance emerging markets exposures.

For Asset Management, utilized economic capital increased 36% as a result of increased private equity and hedge fund exposures. Corporate Center utilized economic capital decreased 72%, due to reduced foreign exchange risk between available and utilized economic capital.

Economic capital coverage ratio
We use the economic capital framework to provide a reference point for a structured internal assessment of our solvency. Our solvency assessment is performed by comparing the economic capital required to support the current risk profile (utilized economic capital) with the amount of economic capital available to absorb losses (economic capital resources). We define economic capital coverage ratio as the ratio between economic capital resources and utilized economic capital. Economic capital resources are defined as reported capital (e.g. tier 1 capital) net of adjustments required to provide consistency with economic capital. Our economic capital resources represent a bridge between accounting-based capital measures (e.g. tier 1 capital) and the economic-based economic capital framework, allowing for meaningful comparison between capital needs and resources.

We have established economic capital coverage ratio targets to provide a structured escalation process for potential discrepancies between overall risk-taking levels and capital resources. Our current target band is from 100% to 140%.

Capital adequacy trends
The economic capital coverage ratio improved 7 percentage points from 150% to 157% during 2007, due to decreases in utilized economic capital. 2007 economic capital does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business. For additional information, refer to Risk management. Our coverage ratio remained above our target band of 100% to 140%.

Allocation of capital to divisions
We use a framework for strategic allocation of capital to optimize capital efficiency by ensuring adequate capital for businesses with strong financial performance and a high strategic priority. This framework utilizes various tools and measures integrated into a comprehensive process overseen by senior management. The capital allocation process consists of a review at three levels. The first level is a long-term strategic view on capital allocation, part of the ongoing assessment for organic growth and acquisitions. The second level is a mid-term perspective, a component of the strategic planning process, designed to support organic growth and maintain market position for existing businesses. The third level of capital allocation review reflects analysis of business performance.

Within each level of analysis, various criteria are applied to the individual businesses to assess strategic implications and financial performance. The weighting of the criteria is adapted to the term and level of the capital allocation. Decisions relating to business direction and portfolio composition are considered with quantitative criteria to determine optimal strategic capital allocation.

The strategic planning process includes a detailed assessment of the efficiency of allocated economic and regulatory capital at the individual business level. Business-level strategic plans are reviewed to ensure sufficient returns on capital and alignment with our strategy and business expectations. Capital efficiency measures and strategic assessment at the business level are included in the Board of Directors and Executive Board approval of the strategic business plans.

Allocation of economic and regulatory capital to the divisions is also reviewed quarterly by CARMC to ensure allocations are aligned with our strategy and that businesses with the highest profitability have access to sufficient levels of capital. Profitability per capital measures used by CARMC reporting include the return on utilized economic capital at an individual business level.

Foreign exchange exposure and interest rate management
Foreign exchange risk related to accrued net income and net assets is centrally managed with a focus on risk reduction and diversification. Currency risk of accrued profit and losses in currencies other than the functional currency is managed through systematic sell down. On the Bank level, we manage foreign exchange volatility through hedging of foreign currency net assets and cash flow hedging of certain revenues and expenses.

Additional activities at the Group level are aimed at diversifying our returns on invested capital into foreign currencies. These activities need CARMC approval and are made with various considerations in mind, such as changes to our tier 1 ratio from foreign exchange-related movements.

Interest rate risk inherent in banking book activities, such as lending and deposit taking, is transferred from the divisions to Global Treasury, which centrally manages the interest rate exposures. Global Treasury also develops and maintains the models needed to determine interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize stability and sustainability of spread revenues at the divisions. Further, Global Treasury manages the interest exposure of the Bank’s equity to targets agreed with senior management.

Risk management
During 2007, our overall 99% position risk, measured on the basis of our economic capital model, decreased 4% compared to 2006. Average one-day, 99% VaR for our trading books increased 44% to CHF 115 million, primarily reflecting increased market volatility. We reported a net new provision for credit losses of CHF 240 million in 2007.

Risk management oversight
Risk governance
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. To meet the challenges in a fast-changing industry with new market players and innovative and complex products, we established and continuously strengthen our risk function, which is independent of, but closely interacts with, the sales and trading functions to ensure appropriate flow of information. Our risk management framework is based on transparency, management accountability and independent oversight. As a consequence of the increased complexity of risks, we have defined our risk perspective broadly. Risk management plays an important role in our business planning process and is strongly supported by senior management and the Board of Directors. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Although we have implemented comprehensive risk management processes and sophisticated control systems, we work to limit the impact of negative developments by carefully managing concentrations of risks. Further, the business mix of Private Banking, Investment Banking and Asset Management provides a certain amount of natural risk diversification. In our Investment Banking business, a buy and sell business model has generally mitigated risks and limited our exposure, but the dislocation in the structured and credit markets, beginning in the second half of 2007, has affected our ability to reduce risk exposures. When deemed necessary, risk mitigation is supported by hedging activities. We believe this approach to risk management helped us to limit losses in the difficult market environment of 2007.

Risk organization
Risks arise in all of our business activities and cannot be completely eliminated, but we work to manage risk in our internal control environment. Our risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Boards of Directors, this includes the following responsibilities:

– Group Board of Directors: responsible to shareholders for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk;
– Boards of Directors of other Group legal entities: responsible for the strategic direction, supervision and control of their respective legal entity and for defining its tolerance for risk;
– Risk Committees: responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular review of major risk exposures and the approval of risk limits; and

– Audit Committees: responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, and legal and regulatory compliance. Additionally, the Audit Committees are responsible for monitoring the independence and the performance of the internal and external auditors.

Overall risk limits are set by the Board of Directors and its Risk Committee. On a monthly basis, CARMC reviews all risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Board of Directors and its Risk Committee and for establishing and allocating risk limits within the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity; market and credit risk; and operational risk/legal and compliance.

Committees are implemented at a senior management level to support risk management. The Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters. The Credit Portfolio and Provisions Review Committee reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The Reputational Risk and Sustainability Committee sets policies and reviews processes relating to reputational risks. There are also divisional risk management committees, which are closer to the daily business and established to manage risk on a divisional basis.

The risk committees are further supported by Global Treasury, which is responsible for the management of our balance sheet, capital management, liquidity and related hedging policies. The risk management function, which is independent of the business, includes:

– Strategic Risk Management (SRM)
– Risk Measurement and Management (RMM)
– Credit Risk Management (CRM)
– Bank Operational Risk Oversight (BORO)
– Business Continuity Management
– Reputational Risk
The CRO area is responsible for providing risk management oversight and for establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the overall risk profile on a bank-wide, portfolio level and for individual businesses, and recommends corrective action where necessary; RMM is responsible for the measurement and reporting of credit risk, market risk and economic capital, managing risk limits and establishing policies on market risk and economic capital; CRM is headed by the Chief Credit Officer and has responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of credit portfolios and allowances; and BORO acts as the central hub for the divisional operational risk functions. Finally, we also address critical risk areas such as business continuity and reputational risk management.

Risk types
Within our risk framework, we have defined the following types of risk:
Management risks:
– Strategy risk: outcome of strategic decisions or developments; and
– Reputational risk: damage to our standing in the market.
Chosen risks:
– Market risk: changes in market factors such as prices, volatilities and correlations;
– Credit risk: changes in the creditworthiness of other entities; and
– Expense risk: difference between operating expenses and income in a crisis.

Consequential risks:
– Operational risk: inadequate or failed internal processes, people and systems or external events; and
– Liquidity risk: inability to fund assets or meet obligations at a reasonable price.
Management risks are difficult to quantify. While management of strategy risk is at the Executive Board level, a process has been implemented to capture reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregating them across all positions and types of financial instruments. Additionally, the traditional boundaries between market risks and credit risk have become blurred. For operational risk management, we have primarily set up processes on divisional and regional levels and liquidity management is centralized with Global Treasury.

Risk limits
A sound system of risk limits is fundamental to effective risk management. The limits define our maximum on- and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.

We use an economic capital limit structure to limit overall risk-taking. The level of risks incurred by the divisions is further restricted by a variety of specific limits. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits are allocated to lower organizational levels within the businesses, and numerous other limits are established for specific risks, including a system of individual counterparty credit limits that is used to control concentration risks.

Revaluation impact on risk metrics
In connection with ongoing control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking. We have not revised 2007 position risk or VaR for the CHF 1,177 million valuation reductions on these ABS positions, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities.

Economic capital and position risk
Concept
Economic capital represents good current market practice for measuring and reporting all quantifiable risks; it measures risk in terms of economic realities rather than regulatory or accounting rules. The development and usage of economic capital methodologies and models have increased across the industry over recent years. In the absence of a standardized industry-wide approach, comparisons across firms may not be meaningful.

We use economic capital as a consistent and comprehensive tool for risk management, capital management and planning and performance measurement. It provides us with a robust framework for managing our risk profile on a consolidated basis and for the assessment of aggregate risk appetite in relation to financial resources. We also consider other factors that are outside the scope of the economic capital framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies). By providing a common terminology for risk across the Group, economic capital increases risk transparency and improves knowledge-sharing.

Position risk, which is a component of the economic capital framework, represents a core top-level risk management tool and is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to Treasury management – Economic capital.

The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. In 2007, a number of enhancements were implemented to refine the modeling of the 99% position risk component of economic capital. These included refinement of the modeling for private banking corporate and retail lending, international lending and commercial real estate loan origination risks and the recalibration of asset-backed and residential real estate parameters to reflect market volatility. Prior-period balances have been restated for methodology changes in order to show consistent trends and comparisons through time. The total impact of the methodology changes on the year-end 2006 99% position risk was an increase of approximately CHF 528 million, or 4.4%.

Limit management
Position risk is managed through a system of integrated risk limits to control the range of risks inherent in business activities. The limit structure restricts overall risk-taking capacity and triggers senior management risk discussions in case of substantial changes in our overall risk profile. The calibration of limits is performed in conjunction with the annual planning process in order to ensure our risk appetite is in line with our financial resources.

The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to provide risk transparency and to facilitate the decision-making process of the firm.

Key position risk trends
Compared to 2006, our 99% position risk decreased 4%, mainly driven by reductions in real estate and structured assets and fixed income trading exposures, partially offset by increases in international lending and counterparty, equity trading and investments and emerging markets exposures.

The decrease in real estate and structured assets risk was due to reduced ABS and residential mortgage exposures. Fixed income trading risk was down due to reduced credit spread and interest rate exposures, partially offset by increases in energy and other commodity exposures. International lending and counterparty exposures were up due to increased derivatives exposures within Investment Banking. Equity trading and investments were higher due to increased private equity and hedge fund exposures. We increased emerging markets exposures primarily in Eastern Europe and South America.

Group position risk

				end of		% change

	2007	[1]	2006	2005	07 / 06	06 / 05

Position risk (CHF million)

Fixed income trading [2]	2,280		2,692	1,935	(15)	39

Equity trading and investments	2,911		2,522	2,514	15	0

Private banking corporate and retail lending	2,286		2,174	2,558	5	(15)

International lending and counterparty exposures	3,870		3,417	3,121	13	9

Emerging markets	2,040		1,775	1,403	15	27

Real estate and structured assets [3]	3,252		4,738	3,149	(31)	50

Simple sum across risk categories	16,639		17,318	14,680	(4)	18

Diversification benefit	(4,682)		(4,801)	(3,913)	(2)	23

Position risk (99% confidence level for risk management purposes)	11,957		12,517	10,767	(4)	16

Position risk (99.97% confidence level for capital management purposes)	21,660		22,548	19,383	(4)	16

Prior balances have been restated for methodology changes in order to show meaningful trends. The position risk (99% confidence level for risk management purposes) for the Bank was CHF 11,630 million as of the end of 2007. The major difference between position risk of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Revaluation impact on risk metrics. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Market risk
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices, commodity prices and other relevant market parameters, such as market volatilities. We define our market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

We devote considerable resources to ensure that market risk is comprehensively captured, accurately modeled and reported and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the overall risk positions at the Group level down to specific portfolios. We use market risk measurement and management methods designed to meet or exceed industry standards. These include both general tools capable of calculating comparable exposures across our many activities as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, the market risk exposures are also reflected in our economic capital calculations. The risk management techniques and policies are regularly reviewed to ensure that they remain appropriate.

Value-at-Risk
VaR measures the potential loss in terms of fair value changes due to adverse market movements over a given time interval at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates, prices and volatilities serve as a basis for the statistical VaR model underlying the potential loss estimation. We use a ten-day holding period and a confidence level of 99% to model the risk in our trading portfolios. These assumptions are compliant with the standards published by the Basel Committee on Banking Supervision and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated using one-day holding period values.

Credit Suisse has approval from the SFBC, as well as from certain other regulators of our subsidiaries, to use our VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators and auditors.

We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. Where insufficient data is available for such an approach, an “extreme-move” methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates, prices and volatilities applied to evaluate the portfolio. This methodology also avoids any explicit assumptions on correlation between risk factors. During 2007, we increased the length of the historical time series dataset used to calculate VaR from two to approximately three years to capture a wider range of historical events. The VaR model uses assumptions and estimates that we believe are reasonable, but different assumptions or estimates could result in different estimates of VaR.

As a risk measure, VaR only quantifies the potential loss on a portfolio under normal market conditions. Other risk measures, such as scenario analysis, are used to estimate losses associated with unusually severe market movements. VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
We regularly perform scenario analysis for all of our businesses exposed to market risk to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In addition, to identify areas of risk concentration and potential vulnerability to stress events across the Group, we have developed a set of scenarios which are consistently applied across all businesses. Key scenarios include significant movements in credit markets, interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risks.

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

The scenario analysis framework is periodically reviewed to help ensure that it remains relevant given changes in portfolio composition and market conditions. During the financial market turbulence experienced in the second half of 2007, the scenario analysis framework helped management to identify and quantify the impact of material changes in market values on our portfolio. Given the speed and severity of the collapse in US subprime mortgage values in the second half of 2007, the parameters for various ABS and RMBS were updated at the end of the third quarter of 2007.

Trading portfolios
Risk measurement and management
We assume market risk in our trading portfolios primarily through the trading activities of the Investment Banking segment. Our other segments also engage in trading activities, but to a much lesser extent.

For the purposes of this disclosure, VaR is used to quantify market risk in the trading portfolio, which includes those financial instruments treated as part of the trading book for our regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing our market risk exposure, not for financial statement purposes.

We are active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to hedge.

Development of trading portfolio risks
The table entitled “One-day, 99% VaR” shows our trading-related market risk exposure, as measured by scaled one-day, 99% VaR. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using the respective daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Our one-day, 99% VaR as of December 31, 2007, was CHF 216 million, compared to CHF 89 million as of December 31, 2006. The average VaR was CHF 115 million for 2007, compared to CHF 80 million for 2006. The changes in VaR were caused primarily by the inclusion of increased market volatility in the data used to calculate VaR, the recalibration of the VaR model during 3Q07 to account for the increase in observed correlations across risk categories and increased equity, foreign exchange and commodity exposures. If the recalibration of the VaR model had been in place as of the end of 2006, it is estimated that the end-of-period one-day, 99% VaR would have been CHF 112 million rather than CHF 89 million. 2007 VaR does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

2007 (CHF million)

Average [1]	74	25	17	79	(80)		115

Minimum [1]	46	8	8	51	–	[2]	56

Maximum [1]	131	58	36	126	–	[2]	216

End of period [1]	124	48	31	91	(78)		216

2006 (CHF million)

Average	57	19	10	59	(65)		80

Minimum	42	9	6	44	–	[2]	53

Maximum	82	38	20	90	–	[2]	124

End of period	62	24	15	57	(69)		89

2005 (CHF million)

Average	61	13	6	41	(55)		66

Minimum	36	6	1	23	–	[2]	49

Maximum	78	30	16	63	–	[2]	88

End of period	69	11	11	57	(61)		87

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Revaluation impact on risk metrics. 2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

We had nine backtesting exceptions in 2007, compared with two backtesting exceptions in 2006. The backtesting exceptions in 2007 were primarily driven by a sharp increase in market volatility in the second half of 2007, as the effects from the dislocation of the US subprime mortgage market spilled over into the wider credit, equity, interest rate and foreign exchange markets. We had 15 backtesting exceptions using backtesting profit and loss, a subset of actual daily trading revenues, which includes only the impact of daily movements in financial market variables, such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions. In response to the backtesting performance, we made a change to the methodology to take account of the increase in observed correlations between risk categories.

The histogram entitled “Actual daily trading revenues” compares the actual trading revenues for 2007 with those for 2006. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities.

Banking portfolios
Risk measurement and management
The market risks associated with our non-trading portfolios primarily relate to asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of our businesses and the Corporate Center have non-trading portfolios that carry some market risks.

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including economic capital, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with our non-trading portfolios are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure for the potential impact on reported earnings in the current period, since the non-trading activities generally are not marked to market through earnings.

The majority of our real estate positions are held in our trading book and included in the VaR disclosure presented above. These primarily comprise US and certain European residential and commercial mortgage exposures, whether held directly or as part of structured products. In addition, we also hold certain real estate-related risks, such as certain Swiss and Asian mortgages, in our non-trading portfolio. For details of our overall exposure to real estate risks, refer to Economic capital and position risk.

Development of non-trading portfolio risks
We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the repricing behavior of the underlying product). Global Treasury and other desks running interest rate risk positions actively manage the positions within approved limits. The impact of a one-basis-point parallel change of yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to CHF 4.4 million as of December 31, 2007, compared to CHF 3.6 million, as of December 31, 2006. The change is mainly due to the longer duration of our deployed equity. Non-trading interest rate risk is assessed using other measures including the potential value change resulting from a significant change in yield curves in relation to the total eligible regulatory capital, which is regularly assessed on a consolidated and standalone basis for the major legal entities. As of December 31, 2007, the fair value impacts of an adverse 200-basis-point move in yield curves and of a statistical one-year, 99% adverse change in yield curves in relation to the total eligible regulatory capital were 2.0% and 1.9%, respectively, which are significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of approximately CHF 483 million in the value of the non-trading portfolio as of December 31, 2007, compared to a decrease of approximately CHF 454 million in the value of the non-trading portfolio as of December 31, 2006. The main reason for the change is an increase in private equity and hedge fund exposures.

We assume limited commodity risk in our non-trading portfolio. Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of approximately CHF 1 million in the value of the non-trading portfolio as of December 31, 2007 and December 31, 2006.

For details of the exposure to foreign exchange risk in our non-trading portfolio, refer to Treasury management – Foreign exchange exposure and interest rate management.
Credit risk
Definition of credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

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

Our credit risk management framework is regularly refined and covers all banking business areas that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
We evaluate credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers analyze credit requests and assign internal ratings based on their analysis and evaluation of the client’s creditworthiness and the type of credit transaction.

Counterparty and transaction rating
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different client segments in both Private Banking and Investment Banking (e.g. international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.). The models are built from statistical data and then subject to a thorough business review before implementation. Each credit rating model is validated independently prior to implementation and on a regular basis. At the time of initial credit approval and review, relevant quantitative data (e.g., financial statements, financial projections, etc.) as well as qualitative factors relating to the counterparty are used in the models and result in the assignment of a credit rating or probability of default, which measures the counterparty’s risk of default over a one-year period.

Additionally, an estimate of expected loss in the event of a counterparty default is assigned based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default (LGD) assumption to estimate the potential credit loss. These credit risk estimates are used consistently for the purposes of business and credit portfolio steering, credit policy, approval and monitoring, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and certain financial accounting purposes. In 2007, the overall internal credit rating system received approval by the SFBC for application under the Basel II Advanced Internal Ratings Based (A-IRB) approach. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates.

Credit approval process and provisioning
Senior credit managers make credit decisions on a transaction-by-transaction basis, at authority levels reflecting the amount and complexity of the transactions, and the overall exposures to counterparties and their related entities. These approval authority levels are set by each legal entity.

A system of credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration risk in the portfolio, including a comprehensive set of country limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees, taking current market conditions and trend analysis into consideration. We regularly analyze our industry diversification and concentrations.

A rigorous credit quality review process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include current and projected business and economic conditions, historical experience, regulatory requirements and concentrations of credit by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weaknesses and lawsuits.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or non-interest-earning exposure and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans
Compared to the end of 2006, gross loans increased CHF 32.2 billion, or 15%, reflecting business and market developments in Investment Banking as well as business growth in Private Banking. During 2007, gross loans in Investment Banking increased from CHF 44.6 billion to CHF 65.3 billion, mainly due to increases in commercial and industrial loans and loans to financial institutions. In Private Banking, gross loans increased from CHF 164.8 billion to CHF 176.4 billion, reflecting growth in nearly all businesses.

Ratings and risk mitigation
To ensure that ratings are consistent and comparable across all businesses, we have developed an internal rating scale which is benchmarked to the external rating agencies utilizing the historical probability of default associated with external ratings. The relationship between the probability of default and external agency ratings is reviewed annually and adjustments are made to calibrate the internal rating classification to the assumed probability of default in the external ratings.

Risk mitigation
We actively manage our credit exposure utilizing credit hedges and collateral (cash and marketable securities). Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of credit default swaps. While credit hedges are not available for many of Private Banking’s counterparties, a large portion of its lending portfolio is secured with collateral that can be readily liquidated, primarily cash and marketable securities. The following risk mitigation tables for Private Banking and Investment Banking illustrate the effects of risk mitigation on loans and undrawn irrevocable credit facilities.

Risk mitigation impact for Private Banking

end of 2007	Gross exposure	[1]	Cash and marketable securities	Net exposure	[1]

Internal ratings (CHF million)

AAA	1,057		(12)	1,045

AA	4,432		(24)	4,408

A	14,206		(785)	13,421

BBB	212,437		(113,102)	99,335

BB	71,572		(4,332)	67,240

B	4,374		(67)	4,307

CCC	283		0	283

CC	0		0	0

C	0		0	0

D	1,538		(17)	1,521

Total	309,899		(118,339)	191,560

1 Includes loans and undrawn irrevocable credit facilities.

Risk mitigation impact for Investment Banking

end of 2007	Gross exposure	[1]	Credit hedges	Cash and marketable securities	Net exposure	[1]

Internal ratings (CHF million)

AAA	8,928		0	(337)	8,591

AA	18,096		(2,614)	(51)	15,431

A	37,290		(7,265)	(4,205)	25,820

BBB	42,789		(15,625)	(631)	26,533

BB	20,366		(3,356)	(595)	16,415

B	42,296		(4,248)	(2,367)	35,681

CCC	5,724		(526)	(153)	5,045

CC	541		(301)	0	240

C	340		0	0	340

D	2,024		(1)	0	2,023

Total	178,394		(33,936)	(8,339)	136,119

Excludes non-rated positions of CHF 688 million representing unsettled positions in non-broker dealer entities.
1 Includes loans and undrawn irrevocable credit facilities.

Loss given default
The tables below present our loans, net of risk mitigation, across LGD buckets. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. LGD estimates have been developed separately by Private Banking and Investment Banking, based on historical experience. The Private Banking LGD measurement system takes into account collateral pledged against the exposure and guarantees received. The LGD measurement system is validated independently on a regular basis and has been approved by the regulatory authorities for application in the Basel II A-IRB approach. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. A majority of net loans in Investment Banking are senior unsecured loans, which have an expected LGD of 55%.

Loss given default for Private Banking

							Loss given default buckets

end of 2007	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings (CHF million)

AAA	277	46	116	57	36	2	20

AA	2,666	803	515	538	361	368	81

A	8,300	2,850	2,832	1,939	304	339	36

BBB	71,496	31,490	14,085	17,849	6,590	1,202	280

BB	52,102	15,986	12,162	16,121	4,230	927	2,676

B	3,384	1,267	577	1,134	331	62	13

CCC	108	42	14	19	33	0	0

CC	0	0	0	0	0	0	0

C	0	0	0	0	0	0	0

D	1,411	62	184	277	507	126	255

Total	139,744	52,546	30,485	37,934	12,392	3,026	3,361

Loss given default for Investment Banking

							Loss given default buckets

end of 2007	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Internal ratings (CHF million)

AAA	1,540	4	0	0	1,536	0	0

AA	3,628	319	0	239	3,070	0	0

A	3,907	1	0	136	3,770	0	0

BBB	9,116	0	0	5,196	3,613	288	19

BB	5,727	137	0	3,829	1,753	8	0

B	13,821	390	0	10,814	2,158	387	72

CCC	4,502	17	0	3,140	1,144	50	151

CC	214	162	0	28	24	0	0

C	340	0	0	220	120	0	0

D	350	120	0	53	177	0	0

Total	43,145	1,150	0	23,655	17,365	733	242

Excludes non-rated positions of CHF 688 million representing unsettled positions in non-broker dealer entities.

Impaired exposure and allowances
Non-performing loans
A loan is considered impaired when we believe it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. A loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due. We continue to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the consolidated statements of income. In addition, for any accrued but unpaid interest at the date the loan is deemed non-performing, a corresponding provision is booked against the accrual through the consolidated statements of income. At the time a loan is deemed non-performing and on a periodic basis, the remaining principal is evaluated for collectibility and an allowance is established for any shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest-earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when it is determined that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met.

Total gross impaired loans declined CHF 185 million in 2007, as total non-performing loans declined CHF 242 million, offset in part by total other impaired loans which increased CHF 57 million. This was as a result of the credit environment, which remained fundamentally favorable in 2007, and continued settlements and recoveries during the year.

Potential problem loans
As of December 31, 2007, we had potential problem loans of CHF 547 million, an increase of CHF 30 million from the end of 2006. These loans are considered potential problem loans because, although interest payments are being made, doubt exists as to the timing and/or certainty of the repayment of contractual principal. These loans are classified as impaired.

Restructured loans
As of December 31, 2007, we had restructured loans of CHF 49 million, an increase of CHF 27 million from the end of 2006. A loan is considered a restructured loan when the current conditions are based on concessions to the counterparty, but we have received all repayments and interest during the last year. After this one-year period, the loan remains a restructured loan if the current conditions are below the refinancing costs.

Credit provisions
We maintain valuation allowances on loans that are not fair valued and which we consider adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets, while provisions are included in total liabilities. We provide for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Credit provisions are reviewed on a quarterly basis by senior management.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:
– the financial standing of a customer based on financial and business information, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;

– the extent of other commitments to the same customer;
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

Loan valuation allowances and provisions for inherent credit losses
In accordance with SFAS 5, the inherent loss allowance is estimated for all loans not specifically identified as impaired, which, on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the Private Banking lending portfolio are determined based on current risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending-related exposure (contingent liabilities and irrevocable commitments) is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit loss
Net additions charged to the income statement in 2007 were CHF 240 million, compared to net reductions of CHF 111 million in 2006 and CHF 144 million in 2005. Net additions of loan valuation allowances in 2007 were mainly a result of fewer releases of valuation allowances and higher provisions mainly relating to a guarantee provided in a prior year to a third party bank in Investment Banking.

Loans

						Private Banking		Investment Banking		Other	[1]		Credit Suisse

		Wealth Management		Corporate & Retail Banking

end of	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006		2007	2006

Loans (CHF million)

Mortgages	31,450	29,505	48,128	46,435	79,578	75,940	0	0	0	0		79,578	75,940

Loans collateralized by securities	23,267	20,372	202	465	23,469	20,837	0	0	0	0		23,469	20,837

Other loans	916	558	3,786	3,087	4,702	3,645	1,017	1,110	0	0		5,719	4,755

Consumer loans	55,633	50,435	52,116	49,987	107,749	100,422	1,017	1,110	0	0		108,766	101,532

Real estate	4,996	3,975	15,888	14,825	20,884	18,800	2,213	1,491	0	0		23,097	20,291

Commercial and industrial loans	10,661	7,986	27,910	27,123	38,571	35,109	34,661	22,616	11	172		73,243	57,897

Loans to financial institutions	4,970	6,812	2,803	2,246	7,773	9,058	25,909	18,658	125	0		33,807	27,716

Governments and public institutions	67	16	1,349	1,415	1,416	1,431	1,459	736	0	0		2,875	2,167

Corporate loans	20,694	18,789	47,950	45,609	68,644	64,398	64,242	43,501	136	172		133,022	108,071

Gross loans	76,327	69,224	100,066	95,596	176,393	164,820	65,259	44,611	136	172		241,788	209,603

Net (unearned income) / deferred expenses	12	10	40	68	52	78	(72)	(71)	0	1		(20)	8

Allowance for loan losses [2]	(74)	(78)	(865)	(1,150)	(939)	(1,228)	(295)	(255)	0	(1)		(1,234)	(1,484)

Net loans [3]	76,265	69,156	99,241	94,514	175,506	163,670	64,892	44,285	136	172		240,534	208,127

Impaired loans (CHF million)

Non-performing loans	101	147	638	748	739	895	234	152	0	0		973	1,047

Non-interest-earning loans	31	19	346	524	377	543	0	2	0	0		377	545

Total non-performing loans	132	166	984	1,272	1,116	1,438	234	154	0	0		1,350	1,592

Restructured loans	0	0	7	22	7	22	42	0	0	0		49	22

Potential problem loans	6	19	366	464	372	483	175	34	0	0		547	517

Total other impaired loans	6	19	373	486	379	505	217	34	0	0		596	539

Gross impaired loans	138	185	1,357	1,758	1,495	1,943	451	188	0	0		1,946	2,131

of which with a specific allowance	137	177	1,182	1,437	1,319	1,614	244	188	0	0		1,563	1,802

of which without a specific allowance	1	8	175	321	176	329	207	0	0	0		383	329

Allowance for loan losses (CHF million)

Balance at beginning of period	78	126	1,150	1,600	1,228	1,726	255	465	1	50		1,484	2,241

Change in accounting	0	0	0	0	0	0	(61)	0	0	0		(61)	0

Discontinued operations	0	0	0	0	0	0	0	0	0	(51)		0	(51)

Net additions charged to statements of income	4	(15)	(62)	(55)	(58)	(70)	99	(60)	(1)	2		40	(128)

Gross write-offs	(6)	(49)	(267)	(444)	(273)	(493)	(22)	(237)	0	(1)		(295)	(731)

Recoveries	0	17	64	53	64	70	29	70	0	1		93	141

Net write-offs	(6)	(32)	(203)	(391)	(209)	(423)	7	(167)	0	0		(202)	(590)

Provisions for interest	(1)	0	(16)	2	(17)	2	16	46	2	0		1	48

Foreign currency translation impact and other adjustments, net	(1)	(1)	(4)	(6)	(5)	(7)	(21)	(29)	(2)	0		(28)	(36)

Balance at end of period [2]	74	78	865	1,150	939	1,228	295	255	0	1		1,234	1,484

of which a specific allowance	50	56	731	1,007	781	1,063	68	28	1	0		850	1,091

of which an inherent credit loss allowance	24	22	134	143	158	165	227	227	(1)	1		384	393

Loan metrics (%)

Total non-performing loans / gross loans	0.2	0.2	1.0	1.3	0.6	0.9	0.4	0.3	–	–		0.6	0.8

Total other impaired loans / gross loans	0.0	0.0	0.4	0.5	0.2	0.3	0.3	0.1	–	–		0.2	0.3

Gross impaired loans / gross loans	0.2	0.3	1.4	1.8	0.8	1.2	0.7	0.4	–	–		0.8	1.0

Allowance for loan losses / total non-performing loans	56.1	47.0	87.9	90.4	84.1	85.4	126.1	165.6	–	–		91.4	93.2

Allowance for loan losses / total other impaired loans	–	410.5	231.9	236.6	247.8	243.2	135.9	750.0	–	–		207.0	275.3

Allowance for loan losses / gross impaired loans	53.6	42.2	63.7	65.4	62.8	63.2	65.4	135.6	–	–		63.4	69.6

The disclosure presents our lending exposure from a risk management perspective.
1 Includes Asset Management and Corporate Center. 2 Allowance for loan losses reflects allowances on loans which are not carried at fair value. 3 Loans carried at fair value amounted to CHF 31,047 million as of the end of 2007.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, we transfer operational risks to third-party insurance companies.

Operational risk is inherent in most aspects of our activities and is comprised of a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. We, therefore, manage operational risk differently from market and credit risk. We believe that effective management of operational risks requires a common bank-wide framework with ownership residing with the management responsible for the relevant business process. Additionally, we have established a central team within the CRO function that focuses on the coordination of consistent policy, tools and practices throughout the Group for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

Each individual business and management level takes responsibility for its own operational risks and the provision of adequate resources and procedures for the management of those risks. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. In addition to the quarterly firm-level CARMC meetings covering operational risk, operational risk exposures are discussed at divisional risk management committees, which have senior staff representatives from all the relevant functions. We utilize a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include: self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting.

We have employed the same methodology to calculate economic capital for operational risk since 2000, and have approval from the SFBC to use a similar methodology for the Advanced Measurement Approach (AMA) under the Basel II Accord. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors (for example, self-assessment results and key risk indicators) are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario, incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

In connection with ongoing internal control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking and immediately undertook an internal review of this business. Our Executive Board continues to assign the highest priority to the prompt remediation of the related material weakness and reports regularly on these remediation efforts to the Audit Committee and Board of Directors. For further information, refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions.

Reputational risk
Our policy is to avoid any action or transaction that brings with it the risk of a potentially unacceptable level of damage to our reputation.
Reputational risks may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted, the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk, the relevant business proposal is required to be submitted through the reputational risk review process. This involves a vetting of the proposal by senior management and its subsequent referral to one of the regional reputational risk approvers, each of whom is independent of the business segments and who has authority to approve, reject, or impose conditions on our participation. In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Citizenship Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.

IV – Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
Overview
The importance of corporate governance
Credit Suisse’s corporate governance policies and procedures comply with internationally accepted standards of corporate governance. We are committed to safeguarding the interests of our stakeholders and recognize the importance of good corporate governance in achieving this objective. We know that transparent disclosure of our organizational and management structure as well as other aspects of our corporate governance helps stakeholders to assess the quality of the Group and our management and assists investors in their investment decisions.

Complying with rules and regulations
We adhere to the principles set out in the Swiss Code of Best Practice, including the recently published appendix stipulating recommendations on the process around setting compensation for the Board of Directors and the Executive Board. In addition, we adhere to the new provisions in the Swiss Code of Obligations which aim at increasing transparency in the area of compensation disclosure. In connection with our primary listing on the SWX Swiss Exchange (SWX), we are subject to the SWX Directive on Information Relating to Corporate Governance. Our shares are also listed on the NYSE in the form of American Depositary Shares (ADS). As a result, we are subject to certain US rules and regulations. Moreover, we adhere to the NYSE’s Corporate Governance rules (NYSE rules), with a few exceptions where the rules are not applicable to foreign private issuers such as Credit Suisse Group.

The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE:
– Approval of employee benefit plans: the NYSE rules require shareholder approval of the establishment of, and material revisions to, all equity compensation plans. The definition of “equity compensation plans” covers plans or other arrangements that provide for the delivery to employees or directors of either newly issued securities or securities acquired by the issuer in the secondary market. We comply with Swiss law, which requires that shareholders approve the creation of the conditional capital used to set aside shares for employee benefit plans and other equity compensation plans but does not require shareholders to approve the terms of those plans.

– Risk Assessment and Risk Management: the NYSE rules allocate responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee, while our corporate governance standards allocate these duties to the separate Risk Committee. While our Audit Committee members satisfy the NYSE independence requirements, the Group’s Risk Committee may include non-independent members.

– Reporting: the NYSE rules require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board of Directors reports directly to the shareholders, and the committees submit their reports to the full Board.

– Appointment of the external auditor: the NYSE rules require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the External Auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the External Auditor must be approved by our shareholders at the AGM based on the proposal of the Board of Directors, which receives the advice and recommendation of the Audit Committee.

Corporate governance framework
Our corporate governance policies and procedures are defined in a series of documents governing the organization and management of the company. The Board of Directors has adopted a set of Corporate Governance Guidelines aimed at explaining and promoting an understanding of our governance structures. These guidelines form the basis of a sound corporate governance framework and refer to other documents that regulate aspects of governance in greater detail. Other important corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance/en/, include:

– Articles of Association (AoA), which define the purpose of the business and the basic organizational framework;
– Organizational Guidelines and Regulations (OGR), which define the responsibilities and sphere of authority of the various bodies within the Group, as well as the relevant reporting procedures;
– The Board of Directors Charter, which outlines the internal organization and responsibilities of the Board of Directors;
– The Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and
– The Code of Conduct, which lists 12 core ethical and performance-related values that are binding on all employees worldwide. The Code was first established in 1999 in an effort to ensure that all employees worldwide share a common set of values across the organization and to guide our efforts to inspire and maintain the trust and confidence of all our stakeholders. The Code of Conduct implements requirements stipulated in the US Sarbanes-Oxley Act of 2002 by including provisions on ethics for our Chief Executive Officer and our principal financial and accounting officers, or other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on our website.

Company
Credit Suisse Group is registered as a Swiss corporation (Aktiengesellschaft) in the Commercial Register of the Canton of Zurich under the registration number CH-020.3.906.075-9 and has its registered offices in Zurich, Switzerland. Our business purpose, as set forth in Article 2 of our AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. We have the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. We also have the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Our business consists of three operating segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services.
A detailed review of our operating results can be found in II – Operating and financial review. For a list of significant subsidiaries and associated entities, refer to Note 38 – Significant subsidiaries and associates in V – Consolidated financial statements – Credit Suisse Group. With the exception of Neue Aargauer Bank, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SWX (Swiss Security Number 397719, market capitalization of CHF 2,121 million as of December 31, 2007), no other subsidiaries have shares listed on the SWX or any other stock exchange.

For further information on our structure, refer to I – Information on the company.
Directors
The Swiss Code of Obligations (Schweizerisches Obligationenrecht) requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents or financing providers), other than at arms’ length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

Neither Swiss law nor our AoA restrict in any way our power to borrow and raise funds. The decision to borrow funds is passed by or under the direction of our Board of Directors, with no shareholders’ resolution required.

Employees
As of December 31, 2007, we employed 48,100 employees worldwide, most of which are employees of the Bank. Of the total number of employees, 21,000 were employed in Switzerland and 27,100 were employed abroad.

The number of employees increased by 3,200 full-time equivalents compared to the end of 2006. The increase was driven primarily by recruitment in Investment Banking and additional relationship managers in targeted markets of Wealth Management. A majority of our employees do not belong to unions. We have not experienced any significant strike, work stoppage or labor dispute in recent years. We consider our relations with our employees to be good.

Number of employees

		end of	% change

	2007	2006	07 / 06

Number of employees (full-time equivalents)

Wealth Management	14,300	13,400	7

Corporate & Retail Banking	8,900	8,800	1

Private Banking	23,200	22,200	5

Investment Banking	20,600	18,700	10

Asset Management	3,600	3,400	6

Corporate Center	700	600	17

Number of employees	48,100	44,900	7

whereof Switzerland	21,000	20,400	3

whereof abroad	27,100	24,500	11

Information policy
We are committed to an open and fair information policy vis-à-vis our shareholders as well as other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.

All shareholders registered in our share register automatically receive an invitation to our AGM including an order form to receive the Credit Suisse Annual Report and other reports. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on our performance in a short and concise format. In addition, we produce detailed quarterly reports on our financial performance.

Shareholders can elect whether they would like to regularly receive the quarterly reports. All of these reports, including the annual report on Form 20-F, and other regularly updated information can be found on our website at www.credit-suisse.com/investors.

Articles of Association
For a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares, refer to the summaries contained in the sections Shareholders and Additional information – Changes of control and defense measures. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and to the Group AoA. Copies of our AoA are available at our main office, Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland, or on our website www.credit-suisse.com.

The AoA and OGR of the Group and the Bank are substantially similar other than to the extent they determine the rights of the Group’s shareholders related to the purpose of the Group as a holding company or the Bank as a Swiss banking organization.

Indemnification
Neither our AoA nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is our policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as a director or employee of us, one of our affiliates or another entity, which we have approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.

Shareholders
Significant shareholders
Under SESTA, anyone holding shares in a company listed on the SWX is required to notify the company and the SWX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, we must disclose in the notes to our annual consolidated financial statements the identity of any shareholders who own in excess of 5% of our shares.

On September 19 and 20, 2006, we were informed through disclosure notifications that AXA S.A.’s holdings of Credit Suisse Group shares have exceeded the 5% threshold. As of September 15, 2006, AXA S.A. held 84.7 million shares, or 6.98%, of the outstanding shares of the Group, indirectly or by agreement through AllianceBernstein L.P., AXA Rosenberg Investment Managers Ltd., AXA Investment Managers S.A., “Winterthur” Swiss Insurance Company and Winterthur Life.

As of December 31, 2007, Chase Nominees Ltd., London, acting as nominee for a large number of investors, was a registered holder of 93.2 million shares, or 8%, of the outstanding shares of the Group.
As of December 31, 2007, we held 141.8 million of our own shares that, as a result of such ownership, had no voting rights. This position represents 12.2% of our issued shares.
On February 13, 2008, Olayan Investments Company Establishment disclosed in line with the revised SESTA that its holdings of Credit Suisse Group shares were above the newly introduced 3% threshold, with 40 million shares, or 3.44%, indirectly held through Crescent Holding GmbH, Vienna.

Cross shareholdings
Credit Suisse Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Shareholder base
We have a broad shareholder base. As of December 31, 2007, approximately 117,600 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of Credit Suisse Group.

Distribution of Credit Suisse Group shares
	Number of shareholders	%	Number of shares	%

December 31, 2007

Private investors	112,008	95.25	96,126,389	8.27

whereof Swiss	100,922	85.82	86,883,127	7.47

whereof foreign	11,086	9.43	9,243,262	0.80

Institutional investors	5,587	4.75	521,871,626	44.89

whereof Swiss	4,349	3.70	106,933,533	9.20

whereof foreign	1,238	1.05	414,938,093	35.69

Shares not registered in share register			544,464,125	46.84

Total shares issued	117,595	100.00	1,162,462,140	100.00

whereof Switzerland	111,175	94.54	173,359,024	14.91

whereof Europe	4,110	3.50	259,527,785	22.33

whereof US	414	0.35	115,438,500	9.93

whereof Other	1,896	1.61	69,672,706	5.99

As of December 31, 2007, 48 million, or 4.1%, of the outstanding shares were in the form of ADS, and 10.8 million, or 0.9%, of the outstanding shares were registered in the name of US domiciled shareholders (excluding nominees).

Institutional investors by industry
	Number of shareholders	%	Number of shares	%

December 31, 2007

Banks	36	0.03	828,870	0.07

Insurance companies	131	0.11	6,495,857	0.56

Pension funds	1,257	1.07	31,009,503	2.67

Investment trusts	270	0.23	53,848,823	4.63

Other trusts	887	0.75	4,059,245	0.35

Governmental institutions	11	0.01	6,090,335	0.52

Other	2,760	2.35	60,841,808	5.23

Direct entries	5,352	4.55	163,174,441	14.04

Fiduciary Holdings	235	0.20	358,697,185	30.86

Total direct / fiduciary	5,587	4.75	521,871,626	44.89

Capital structure
Our total outstanding share capital as of December 31, 2007, was CHF 46,498,485.60, divided into 1,162,462,140 registered shares with a nominal value of CHF 0.04 per share. Our shares are listed on the SWX and in the form of ADS on the NYSE. For details on the shareholder rights associated with our shares, refer to the description provided under Shareholder rights.

For details of changes to the share capital occurring in the course of the business year and information as to the authorized and conditional capital and changes thereto during the year, refer to Note 7 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group as well as in our AoA (Articles 26, 26a-c and 27). For the two previous years’ information, reference is made to our 2006 Annual Report or the 2006 Annual Report on Form 20-F.

For further information on employee compensation plans, including option plans, refer to Compensation and Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group.

Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders and encourage shareholders to actively participate at our AGM. The following is a summary of shareholder rights at Credit Suisse Group. For further details, see our AoA.

Voting rights and transfer of shares
There is no limitation under Swiss law or Credit Suisse Group’s AoA on the right to own Credit Suisse Group shares.
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
– shares in respect of which the shareholder confirms to us that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the SESTA and the relevant ordinances and regulations have been fulfilled; or

– shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us on request with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital and any applicable disclosure requirements under the SESTA have been fulfilled.

Except upon specific request, Credit Suisse Group shares are not physically represented by certificates. The transfer of shares is executed by a corresponding entry in the custody records of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the transferor, the bank or the depositary institution. In order to be registered in the share register, the purchaser must file a share registration form. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. Each shareholder, whether registered in the share register or not, is entitled to receive dividends or other distributions, if, and when, approved at the AGM.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board of Directors and by shareholders, must be published in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting.

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

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 0.04 million have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board of Directors not later than 45 days before the meeting and, at the same time, shares of Credit Suisse Group with an aggregate nominal value of at least CHF 0.04 million must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

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

Notices
Notices to shareholders are made by publication in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt). The Board of Directors may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SWX will either be published in two Swiss newspapers in German and French and sent to the SWX or otherwise be communicated to the SWX in accordance with applicable listing rules. The SWX may disseminate the relevant information.

Board of Directors
Membership and qualifications
The AoA provide that the Board of Directors shall consist of a minimum of seven members. The Board of Directors currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members, but, at the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the AoA for a staggered board. One year of office is understood to be the period of time from one ordinary AGM of shareholders to the close of the next ordinary AGM. While the AoA do not provide for any age or term limitations, our OGR specify that the members of the Board shall retire at the ordinary AGM in the year in which they reach the age of 70. We do not believe that imposing a term limitation for our Board members is appropriate. However, the Board considers the number of years a Board member has served on the Board when performing the annual independence review. Currently, three members of the Board have served for more than nine years. The annual independence review did not conclude that the independence of the respective individuals would be impaired as a result of this tenure. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of service.

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

Any newly appointed director participates in an orientation program to familiarize himself or herself with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuous training. From time to time, the Board or a committee of the Board may ask a specialist within the Group to speak about a specific topic at one of its meetings to improve the Board members’ understanding of emerging issues that already are or may become of particular importance to our business.

Meetings
In 2007, the Board held six full-day meetings in person. Furthermore, the Board held three additional meetings to address urgent matters. From time to time, the Board may also take certain urgent decisions via circular resolution. Such matters have usually been discussed at a previous Board meeting or are administrative in nature.

All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, all members of the Executive Board attend the meetings to ensure effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
The members of the Board of Directors are expected to attend all or substantially all meetings of the Board and the committees on which they serve. The Chairman attends selected committee meetings as a guest. In 2007, each member of the Board and its committees attended most of the scheduled meetings.

Board of Directors meetings: Nine meetings were held during 2007. Ten members of the Board of Directors attended all meetings, two members of the Board attended at least 90%, and one member attended at least 80% of the scheduled meetings.

Chairman’s and Governance Committee meetings: Ten meetings were held during 2007. Three members of the Chairman’s and Governance Committee attended all meetings, and one member attended at least 80% of the scheduled meetings.

Audit Committee meetings: Ten meetings were held during 2007, including a full day workshop dedicated to foster the committee members’ understanding of certain internal control programs and projects. Three members of the Audit Committee attended all meetings, and one member attended at least 90% of the scheduled meetings.

Compensation Committee meetings: Seven meetings were held during 2007. All members of the Compensation Committee attended all meetings.
Risk Committee meetings: Six meetings were held during 2007. Two members of the Risk Committee attended all meetings, and one member attended at least 80% of the scheduled meetings.
Independence
The Board currently consists solely of directors who have no executive functions within the Group. As of December 31, 2007, all but one member of the Board was independent. In its independence determination, the Board takes into account the factors set forth in the OGR, the Committee Charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the full Board for the final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of our subsidiaries, is not and has not been for the prior three years an employee or affiliate of our external auditor and does not maintain a material direct or indirect business relationship with Credit Suisse Group or any of our subsidiaries. Moreover, a Board member is not considered independent if he or she is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. Our definition of independence is in line with the NYSE definition. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether there are any indications that other commitments of an individual prevent the person from devoting enough time to the Credit Suisse Group Board mandate.

Whether or not a relationship between Credit Suisse and a member of the Board is considered material depends in particular on the following factors:
– the volume and size of any transactions concluded in relation to the financial status and credit standing of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer;

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
We are a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with us. All relationships with members of the Board or such companies are in the ordinary course of business, and are entered into on an arm’s-length basis. For further information on relationships with members of the Board of Directors, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.

Chairman of the Board
The Chairman of the Board coordinates the work of the Board and its committees and ensures that the Board members are provided with the information relevant for performing their duties. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or part of selected committee meetings as a guest. The Chairman is also actively involved in developing the strategic business plans and objectives of the Group. Furthermore, he works closely with the Chief Executive Officer in establishing succession plans for key management positions.

The Chairman of the Board takes an active role in representing the Group to important investors, other stakeholders and the general public.
Board responsibilities
In the OGR, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and Credit Suisse Group’s AoA.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each meeting, the Board receives a status report on our financial results and capital situation. In addition, on a quarterly (or more frequent) basis, the Board receives management information packages, which provide detailed information on our performance and financial status, as well as risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as is deemed appropriate or requested. In order to appropriately discharge its responsibilities, the members of the Board have access to all information concerning the Group. Should a member of the Board require information or wish to review our documents outside a meeting, he or she can address this request to the Chairman of the Board.

The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the expense of us, to engage independent legal, financial or other advisors, as they deem appropriate, with respect to any matters subject to their respective authority. The Board also performs a self-assessment once a year where it reviews its own performance and sets objectives and a work plan for the coming year.

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
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman of the Board, the chairmen of the committees of the Board and other members appointed by the Board. A majority of the committee’s members must be independent. Currently all members of the Chairman’s and Governance Committee are independent. The members are:

– Walter B. Kielholz (Chairman)
– Hans-Ulrich Doerig
– Aziz R.D. Syriani
– Peter F. Weibel
The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets on a monthly basis, each meeting usually lasting about one hour. The meetings are usually attended by the Chief Executive Officer and the General Counsel. It is at the Chairman’s discretion to ask other members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as an advisor to the Chairman of the Board and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee is responsible for the development and occasional review of a set of Corporate Governance Guidelines, which are then recommended to the full Board for approval. It periodically reviews our other governance documents to ensure that they are up-to-date and complete. At least once annually, the Chairman’s and Governance Committee evaluates the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the Committee, subject to applicable laws and regulations.

In addition, the Chairman’s and Governance Committee guides and supervises the Board’s annual performance assessment of the Chairman of the Board, the Chief Executive Officer and the members of the Executive Board. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Board. The Chairman’s and Governance Committee also reviews succession plans for senior executive positions in the Group with the Chairman and the Chief Executive Officer.

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Peter F. Weibel (Chairman)
– Noreen Doyle
– Jean Lanier
– David W. Syz
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to additional independence requirements, exceeding those that apply to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee. Ms. Doyle currently serves on the Audit Committees of three other public companies, but the Board has deemed that considering the specific circumstances such membership does not impair her ability to serve on our Audit Committee. As a result, all current Audit Committee members meet the additional independence criteria.

In addition, the SEC requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002. The Board has determined that Peter F. Weibel is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds full-day or half-day meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and conference calls throughout the year in order to adequately discharge its responsibilities. The regular meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. At some meetings, a joint session with the Risk Committee members is arranged at which topics of relevance to both committees are discussed.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
– monitoring and assessing the integrity of the consolidated financial statements as well as disclosures of the financial condition, results of operations and cash flows;
– monitoring processes designed to ensure our compliance with legal and regulatory requirements;
– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit; and
– monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls.
The Audit Committee is regularly informed about significant projects aimed at further improving such processes and receives regular updates on major litigation matters as well as significant regulatory and compliance matters. The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding the accounting, internal controls or auditing matters, including a so-called whistleblower hotline to provide the option to report complaints on an anonymous basis. The Audit Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Compensation Committee
The Compensation Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Aziz R.D. Syriani (Chairman)
– Thomas W. Bechtler
– Robert H. Benmosche
– Anton van Rossum
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams, and determining and/or recommending to the Board for approval the overall compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing newly established compensation plans or amendments to existing plans and recommending them to the Board for approval. The Chairman of the Compensation Committee decides on the attendance of management or others at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm (Johnson Associates, Inc.). For information on our compensation approach, principles and objectives, refer to Compensation. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Risk Committee
The Risk Committee consists of not fewer than three members. Pursuant to its charter, which has been approved by the Board, it may include non-independent members. The current members are:
– Hans-Ulrich Doerig (Chairman)
– Ernst Tanner
– Richard E. Thornburgh
The Risk Committee holds at least four meetings a year, each generally at least a half day. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The Chairman of the Risk Committee invites members of management or others to attend the committee meetings, as appropriate.

The Risk Committee’s main duties are to assist the Board in assessing the different types of risk to which we are exposed, as well as our risk management structure, organization and processes. The Risk Committee approves selected risk limits and makes recommendations to the Board regarding all its risk-related responsibilities, including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Members of the Board of Directorsand the Committees
Walter B. Kielholz, Chairman 1)
Hans-Ulrich Doerig, Vice-Chairman 1) 4)
Thomas W. Bechtler 2)
Robert H. Benmosche 2)
Peter Brabeck-Letmathe
Noreen Doyle 3)
Jean Lanier 3)
Anton van Rossum 2)
Aziz R.D. Syriani 1) 2)
David W. Syz 3)
Ernst Tanner 4)
Richard E. Thornburgh 4)
Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee
2) Member of the Compensation Committee
3) Member of the Audit Committee
4) Member of the Risk Committee
The composition of the Boards of Directors of the Group and the Bank is identical.

Board of Directors of Credit Suisse (from left to right): David W. Syz, Hans-Ulrich Doerig, Jean Lanier, Noreen Doyle, Richard E. Thornburgh, Peter Brabeck-Letmathe, Walter B. Kielholz, Robert H. Benmosche, Aziz R.D. Syriani, Anton van Rossum, Ernst Tanner, Thomas W. Bechtler, Peter F. Weibel

Walter B. Kielholz
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
His career began at the General Reinsurance Corporation, Zurich, in 1976. After working in the US, the UK and Italy, Mr. Kielholz assumed responsibility for the company’s European marketing. In 1986, he joined Credit Suisse, Zurich, responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, in 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s Chief Executive Officer from 1997 to 2002. A Board member since 1998, he became Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003 and Vice-Chairman in 2007.

Mr. Kielholz is a Board member of the Geneva Association, the European Financial Roundtable and the Institute of International Finance.
In addition, Mr. Kielholz is Chairman of the Supervisory Board of Avenir Suisse and a member of the Board and the Committee of economiesuisse. Mr. Kielholz is a member of the Zurich Friends of the Arts, the Lucerne Festival Foundation Board and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

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

Mr. Doerig is a member of the Board of Directors of Bühler AG, Uzwil (since 2004) and a member of the Board of the University of Zurich (since 1998). Furthermore, he is a member of the supervisory bodies of several foundations and academic, arts, charitable and professional organizations, as well as the author of a number of publications on finance, education and management.

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

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederweningen (since 1987), Conzzetta Holding AG, Zurich (since 1987), Sika AG, Baar (Vice-Chairman; since 1989) and Swiss Reinsurance Company, Zurich (since 1993). Mr. Bechtler is a member of the Board of Trustees of Swisscontact, Zurich, and serves as the Chairman of the Zurich Committee of Human Rights Watch.

Robert H. Benmosche
Born 1944, US Citizen Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Robert H. Benmosche has been a member of the Board since 2002 and of the Compensation Committee since 2003. His term as a member of the Board expires at the AGM in 2008. The Board has determined him to be independent under the Group’s independence standards.

Mr. Benmosche was Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, from the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, from 1998. He retired from these positions in June 2006. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years, most recently in the position of an Executive Vice President. He received a B.A. degree in Mathematics from Alfred University in 1966.

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

Mr. Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduating in 1968, he joined Nestlé’s sales operations in Austria. His career at Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé and a member of Nestlé’s Board of Directors. In 2005, Mr. Brabeck-Letmathe was appointed Chairman of the Board of Directors of Nestlé. In April 2008, Mr Brabeck-Letmathe will retire from his function as Chief Executive Officer of Nestlé.

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997), and Roche Holding SA, Basel (since 2000). He is also a member of the Foundation Board of the World Economic Forum, a member of the European Round Table of Industrialists and serves as the Manufacturer Co-Chair of ECR Europe.

Noreen Doyle
Born 1949, US and Irish Citizen Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Noreen Doyle has been a member of the Board since 2004 and of the Audit Committee since 2007. From 2004 to 2007 she served on the Risk Committee. Her term as a member of the Board expires at the AGM in 2010. The Board has determined her to be independent under the Group’s independence standards.

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

Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983 and held among others the functions of Senior Vice President of Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. In 1983, he joined the Pargesa Group, where he held the positions of President of Lambert Brussells Capital Corporation in New York from 1983 to 1989 and Managing Director of Pargesa, based in Paris and Geneva, from 1988 to 1990.

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
Mr. van Rossum is a member of the Board of Directors of Solvay S.A., Brussels, the international chemical and pharmaceuticals group (since 2006), of Rodamco Europe, Rotterdam, a commercial real estate group (since 2007), and of Vopak NV, Rotterdam (since 2007) whose Chairman he has recently become. He is also the Chairman of the Supervisory Board of the Erasmus University, Rotterdam, a member of the Board of Trustees of the Conference Board, the Chairman of the Netherlands Economic Institute, the International President of the European League for Economic Cooperation and sits on the Boards of several cultural, philanthropic and educational institutions.

Aziz R.D. Syriani
Born 1942, Canadian Citizen The Olayan Group 111 Poseidonos Avenue, P.O. Box 70228 Glyfada, Athens 16610, Greece
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and served on the Audit Committee from 2003 to 2007. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards.

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

David W. Syz
Born 1944, Swiss Citizen ecodocs AG Dufourstrasse 21, 8702 Zollikon, Switzerland
David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards.

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

Richard E. Thornburgh
Born 1952, US Citizen Corsair Capital LLC 717 Fifth Avenue, New York, NY 10022, US
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006. His term as a member of the Board expires at the AGM in 2009. Due to his former executive function at Credit Suisse, the Board has determined that he is not independent under the Group’s independence standards.

Mr. Thornburgh is Vice-Chairman of Corsair Capital, a private equity investment company (since 2006).
He received a BBA from the University of Cincinnati, Ohio, in 1974 and an MBA from the Harvard Business School, Massachusetts, in 1976 and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. In 1997, he was appointed member of the Group Executive Board where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the Chief Financial Officer of Credit Suisse Group and from 1999 to 2002, he was Vice-Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the Chief Risk Officer of Credit Suisse Group. In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston.

Mr. Thornburgh also serves on the Boards of Directors of New Star Financial Inc., Boston (since 2006), and of Sparta Insurance, Hartford (since 2007). Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

Peter F. Weibel
Born 1942, Swiss Citizen Credit Suisse Group Paradeplatz 8, 8070 Zurich, Switzerland
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee as well as the Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards and an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002.

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
Béatrice Fischer

Executive Board
Members of the Executive Board
The Executive Board is responsible for the day-to-day operational management of Credit Suisse. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses subject to approval by the Board of Directors. It further reviews and coordinates significant initiatives, projects and business developments in the divisions and regions or in the Shared Services functions and establishes Group-wide policies.

The composition of the Executive Board of the Group and the Bank is identical.

Brady W. Dougan, CEO 1)
Walter Berchtold, CEO Private Banking
David J. Blumer, CEO Asset Management
Paul Calello, CEO Investment Banking 2)
D. Wilson Ervin, CRO
Renato Fassbind, CFO
Tobias Guldimann, Group CRO
Ulrich Körner, CEO Credit Suisse Switzerland
Kai S. Nargolwala, CEO Credit Suisse Asia Pacific 3)
Urs Rohner, COO and General Counsel
Robert Shafir, CEO Credit Suisse Americas 4)
Eric M. Varvel, CEO Credit Suisse Europe, Middle East and Africa 5)

1) since May 5, 2007. Prior to that Mr. Dougan was CEO Investment Banking. In addition, he was also acting CEO Credit Suisse Americas until July 31, 2007.
2) since May 5, 2007. Prior to that Mr. Calello was CEO Credit Suisse Asia Pacific, a function he continued to hold ad interim until year-end 2007.
3) since January 1, 2008
4) since August 1, 2007
5) since February 1, 2008, succeeding Michael G. Philipp

Thomas J. Sanzone, Chief Information Officer, stepped down from the Executive Board effective February 29, 2008.

Executive Board of Credit Suisse (from left to right): Ulrich Körner, Walter Berchtold, Eric M. Varvel, Brady W. Dougan, Urs Rohner, Paul Calello, Renato Fassbind, David J. Blumer, Tobias Guldimann, Robert Shafir, Kai S. Nargolwala, Michael Ryan (extended member), D. Wilson Ervin

Brady W. Dougan
Born 1959, US Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Brady W. Dougan is the Chief Executive Officer (since May 2007). Prior to that he was Chief Executive Officer Investment Banking and acting Chief Executive Officer Credit Suisse Americas (since January 2006). He has served on the Executive Board since 2003.

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
Walter Berchtold
Born 1962, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Walter Berchtold is the Chief Executive Officer Private Banking at Credit Suisse (since January 2006) and a member of the Executive Board (since 2003).
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
David J. Blumer
Born 1968, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
David J. Blumer is the Chief Executive Officer Asset Management at Credit Suisse and a member of the Executive Board (since January 2006).
Mr. Blumer obtained a degree in Economics from the University of Zurich in 1995. Thereafter he joined Credit Suisse in the trading area where he held several positions in Zurich, New York and London. From 1999 to 2003, he was a member of the Special Services Group on the Structured Investment Product desk. In 2003, he was appointed Head of Product Management and, in 2004, he assumed responsibility for Trading and Sales at Credit Suisse Financial Services and was appointed member of the Executive Board of the Credit Suisse division.

Mr. Blumer is a member of the Forum of Young Global Leaders of the World Economic Forum.
Paul Calello
Born 1961, US Citizen Credit Suisse 11 Madison Avenue, New York, NY 10010, US
Paul Calello is the Chief Executive Officer Investment Banking at Credit Suisse (since May 2007). Prior to that he was Chief Executive Officer Credit Suisse Asia Pacific, a function he continued to hold ad interim until year-end 2007. He has been a member of the Executive Board since 2004.

Mr. Calello joined Credit Suisse First Boston in 1990 as a founding member of Credit Suisse Financial Products, the former financial derivatives subsidiary of Credit Suisse First Boston. Mr. Calello held several management positions in Credit Suisse First Boston’s global derivatives operations and worked in Tokyo, London and New York, before he was appointed Chairman and Chief Executive Officer of the Asia Pacific region of Credit Suisse First Boston in 2002.

Before joining Credit Suisse First Boston, Mr. Calello worked for Bankers Trust in the Global Markets Group in New York and Tokyo from 1987 to 1990, and for the Federal Reserve System in the Monetary and Economic Policy Group in Boston and Washington from 1983 to 1985.

Mr. Calello obtained a B.A. from Villanova University in 1983 and an MBA from Columbia University, New York, in 1987.
Mr. Calello does not hold any significant board memberships.
D. Wilson Ervin
Born 1960, US Citizen Credit Suisse 11 Madison Avenue, New York, NY 10010, US
D. Wilson Ervin is the Chief Risk Officer of Credit Suisse and a member of the Executive Board (since 2005).
Mr. Ervin received a B.A. in Economics from Princeton University, New Jersey, in 1982. He joined Credit Suisse First Boston in 1982 and held various responsibilities, including positions in fixed income and equity capital markets, Australian investment banking and in the Mergers & Acquisitions group. In 1990, Mr. Ervin joined the newly founded Credit Suisse Financial Products, the former derivatives unit of the bank, where he was responsible for new product structuring in the Americas and US corporate marketing. From 1999 to 2005, Mr. Ervin was head of Strategic Risk Management for Credit Suisse First Boston.

Mr. Ervin does not hold any significant board memberships.
Renato Fassbind
Born 1955, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Renato Fassbind is the Chief Financial Officer of Credit Suisse and has served on the Executive Board since 2004.
Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. In addition, Mr. Fassbind has been a Certified Public Accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked in the Internal Audit Department from 1984 to 1990, and was appointed Head of Internal Audit in 1988. From 1986 to 1987 he was with Peat Marwick (KPMG) in New Jersey, US, working as a public accountant. In 1990, he joined ABB AG, Zurich, where he was Head of Internal Audit from 1990 to 1996 and Chief Financial Officer and member of the Group Executive Board from 1997 to 2002. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was Chief Executive Officer, before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees. He does not hold any significant board memberships.
Tobias Guldimann
Born 1961, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Tobias Guldimann is the Group Chief Risk Officer and a member of the Executive Board (since 2004).
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
Ulrich Körner
Born 1962, Swiss and German Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Ulrich Körner is the Chief Executive Officer Credit Suisse Switzerland and Head of Private and Business Banking Switzerland (since January 2006). He has served on the Executive Board since 2003.
Mr. Körner graduated from the University of St. Gallen in 1988, majoring in Banking, and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as its Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services. In 2002, he was appointed Chief Financial Officer of Credit Suisse Financial Services and, in 2004, he became Chief Operating and Chief Financial Officer of the former Credit Suisse.

Mr. Körner is the Vice-Chairman of the Board of Trustees of the Swiss Finance Institute and a member of the Board of the Institute of Economics of the University of St. Gallen.
Kai S. Nargolwala
Born 1950, British Citizen Credit Suisse Two Exchange Square, 8 Connought Place, Hong Kong, People’s Republic of China
Kai S. Nargolwala is the Chief Executive Officer Credit Suisse Asia Pacific and a member of the Executive Board (since January 2008).
Mr. Nargolwala received a B.A. in Economics from the University of Delhi in 1969 and, thereafter, worked for six years at Peat Marwick Mitchell & Co. in London before joining Bank of America, where he spent almost 20 years in a variety of functions among them Group Executive Vice President and Head of Asia Wholesale Banking Group. In 1999, he joined Standard Chartered PLC where he was Main Board Executive Director with responsibility for governance in Asia and the Group’s Global Risk and Special Assets Management functions.

Mr. Nargolwala is a member of the Board of Singapore Telecommunications Ltd (since 2006) and a Fellow of the Institute of Chartered Accountants in England and Wales.
Urs Rohner
Born 1959, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Urs Rohner is the General Counsel and Chief Operating Officer Credit Suisse and a member of the Executive Board (since June 2004).
Mr. Rohner graduated from the Law School of the University of Zurich in 1983 and joined the Swiss law firm Lenz & Stähelin in the same year. From 1988 to 1989, he worked with Sullivan & Cromwell, a New York-based law firm, as a Foreign Associate before returning to Lenz & Stähelin, where he became a partner in 1992, focusing on capital markets, banking, competition and media law. Mr. Rohner is a member of the Zurich and New York bars. In 2000, he became Chief Executive Officer of ProSiebenMedia AG, Unterföhring, and later, after the merger with Sat1, Chairman of the Executive Board and Chief Executive Officer of ProSiebenSat.1 Media AG, Unterföhring, before joining Credit Suisse in June 2004.

Mr. Rohner is a member of the Admission Board and of the Committee of the Admission Board of the SWX Swiss Exchange, Zurich, and serves on the Board of the Zurich Opera House.
Robert Shafir
Born 1960, US Citizen Credit Suisse 11 Madison Avenue, New York, NY 10010, US
Robert Shafir is the Chief Executive Officer Credit Suisse Americas and a member of the Executive Board (since August 2007).
Mr. Shafir received a B.A. in Economics from Lafayette College in 1980 and an M.B.A. from Columbia University, Graduate School of Business, in 1984.
Mr. Shafir joined Credit Suisse from Lehman Brothers, where he worked for 17 years, having served as Head of Equities as well as a member of their Executive Committee. He also held other senior roles, including Head of European Equities and Global Head of Equities Trading, and played a key role in building Lehman’s equities business into a global, institutionally focused franchise. Prior to that, he worked at Morgan Stanley in the preferred stock business within the fixed income division.

Mr. Shafir does not hold any significant board memberships.
Eric M. Varvel
Born 1963, US Citizen Credit Suisse One Cabot Square, London, E14 4QJ, UK
Eric Varvel is the Chief Executive Officer Credit Suisse Europe, Middle East and Africa and a member of the Executive Board (since February 2008).
Mr. Varvel holds a B.A. in Business Finance from Brigham Young University.
Prior to his current function, Mr. Varvel was Co-Head of the Global Investment Banking department and Head of the Global Markets Solutions Group in the Investment Banking division of Credit Suisse for over three years, based in New York. Before that, Mr. Varvel spent 15 years in the Asia Pacific region in a variety of senior roles, including Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and as Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore.

Mr. Varvel joined the Bank in 1990. Previously, he worked as an analyst for Morgan Stanley in its investment banking department in New York and Tokyo.
Mr. Varvel does not hold any significant board memberships.
Compensation
This section of the annual report is designed to give a clear and transparent account of how the Compensation Committee of the Board of Directors decides on compensation for the Board of Directors and the Executive Board, how this is accounted for and what the members of the Board and Executive Board receive as compensation.

The market place for financial services professionals is very competitive and the Compensation Committee strives to ensure that Credit Suisse is on a level playing field with respect to compensation at all levels of the organization. The Compensation Committee takes advice from independent external experts to ensure that decisions are made in the context of proper knowledge of the market environment. At the same time, the Committee strives to ensure that the interests of employees, management and shareholders are aligned.

The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed the compensation payable to the Board of Directors and Executive Board. This review has been conducted in the context of the overall approach to compensation which is described below and consistent with the responsibilities as outlined in the Compensation Committee charter. The Committee has also reviewed the disclosures contained in this report and is satisfied that they comply with the various requirements of the Swiss Code of Obligations, US GAAP, the SEC and the SWX.

Compensation approach, principles and objectives
In addition to the following, for further information on the funding and expensing of share-based compensation, refer to Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group. For information on compensation for the Board of Directors and the Executive Board, refer to Note 3 – Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group.

Our approach to compensation
Our approach to compensation is designed to recognize excellence, encourage personal contribution and professional development and align the interests of employees and shareholders. This is a key part of our plan to develop our human capital as we implement our strategy. Compensation is strongly linked to our guiding principles of client focus, teamwork and protecting our reputation as well as to our Code of Conduct.

Principles and objectives
Our approach has been developed according to the principles that compensation should be:
– based on performance;
– an incentive for employees to create value; and
– aligned with the marketplace in which Credit Suisse operates.
These principles help ensure that our approach to compensation achieves our objectives to:
– support a performance culture that is based on merit and differentiates and rewards excellent performance;
– reward and recognize individual employee contributions that benefit the entire company;
– attract and retain employees and motivate them to achieve results with integrity and fairness; and
– ensure employees create sustainable value for our shareholders.
Share-based awards are a key feature of our compensation program and are designed to closely align the interests of employees and shareholders.
We aim to compensate employees in line with the market, assuming our performance goals are met. We measure ourselves against a peer group of European and US banks (Citigroup, Inc., Deutsche Bank AG, Goldman, Sachs & Co., JPMorgan Chase & Co., Merrill Lynch & Co., Inc., Morgan Stanley and UBS AG) and other financial service companies, given the different types of businesses within the Group. The criteria used to define our peer companies for the Group as well as the Divisions include the following: (i) comparable scope and complexity of the business platform; (ii) comparable business focus and mix; (iii) common geographic footprint; and (iv) companies with which we compete daily for business and talent. This peer group is reviewed annually by management and the Compensation Committee. We derive our market position by looking at fixed and variable elements of compensation, assuming that business and individual goals are met. In practice, the market will guide the mix between fixed or variable compensation and the balance between cash and share-based compensation.

The Compensation Committee
The Compensation Committee of the Board of Directors is the supervisory and governing body for compensation policy and practices within the Group and has responsibility for determining, reviewing and proposing compensation for approval by the Board. The Committee consists of not less than three members of the Board of Directors and the Committee’s charter states that all members must be independent.

The current members of the Compensation Committee are Aziz R.D. Syriani (Chairman), Thomas W. Bechtler, Robert H. Benmosche and Anton van Rossum. The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. In 2007, the Compensation Committee held seven meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams, and determining and/or recommending to the Board for approval the overall compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing and assessing newly established compensation plans or amendments to existing plans and recommending them for approval to the Board. The Chairman of the Compensation Committee decides on the attendance of management at the committee meetings.

Approval grid Authority

Establishment or amendment of compensation plans	Board of Directors upon recommendation by the Compensation Committee

Setting bonus pools for the Executive Board and specific businesses	Board of Directors upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board of Directors upon recommendation by the Compensation Committee

Compensation of the Chief Executive Officer	Board of Directors upon recommendation by the Compensation Committee

Compensation for the other Executive Board members	Compensation Committee with information to the Board of Directors

Compensation for the Head of Internal Audit	Compensation Committee upon consultation with the Chairman of the Audit Committee

Compensation for other selected members of management	Compensation Committee

1 Board members with functional duties (including the Chairman): The Board member concerned does not participate in the decision about his own compensation. Other Board members: Compensation comprises a base fee plus a fee for committee activity which may differ from committee to committee. These fees are subject to a decision by the full Board.

The Compensation Committee is assisted in its work by external legal counsel and Johnson Associates, Inc., a global compensation consulting firm, to ensure that the compensation programs, in the judgment of the Compensation Committee, remain competitive, correspond to market practice and are in line with our compensation approach. Johnson Associates, Inc. is independent from our management and in particular does not provide any other services to us besides supporting the Compensation Committee.

Overview of the components of compensation at Credit Suisse
The pay of most employees is linked to performance, which is measured on several levels:
– Financial performance on a Group and divisional level (compared with strategic business plans, prior periods and peer performance) and on a team and individual level; and
– Success in meeting certain non-financial performance objectives, such as safeguarding our reputation.
There are two types of compensation, fixed and variable. The mix varies according to the employee’s seniority, business and location. Most of the compensation awarded to the majority of employees is fixed.

Fixed compensation
Base salaries for employees reflect seniority, experience, skill sets and individual performance. We seek to pay all employees competitive base salaries in order to attract, motivate and retain highly qualified professionals. Our base salary structure is generally aimed at the median compensation level within the industry in the relevant markets (investment banking, private banking, Swiss corporate and retail banking and asset management). The review period is generally annual and set according to local practice. We also seek to provide competitive pension and other benefits in accordance with local market requirements and practice in each jurisdiction in which we operate.

Variable compensation (annual incentive performance bonus)
Payment of variable compensation is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, an incentive performance bonus is solely at the discretion of the Group.

– The cash bonus component is aimed at rewarding and driving performance above and beyond the requirements of the job function and providing greater earning potential for employees who exceed predetermined targets. In addition, we may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae, which are reviewed regularly to ensure that they remain competitive.

– The share-based bonus component is designed to promote employee retention and align employee and shareholder interests. Share-based compensation programs are typically based on a mandatory deferral rate. The mandatory deferral means only part of the bonus is received in cash, with the remainder in share-based compensation awards.

– We also have employed other long-term incentive bonus plans or programs to assist in hiring at competitive levels and to support the retention of talent.
Share-based compensation plans
Share-based compensation
Our share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules.

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

Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 2,669 million, CHF 1,646 million and CHF 2,181 million for 2007, 2006 and 2005, respectively. As of December 31, 2007, the total estimated unrecognized compensation expense of CHF 2,365 million related to non-vested share-based compensation will be recognized over the remaining weighted-average requisite service period of 1.3 years.

We generally repurchase our own shares in the open market to satisfy obligations in connection with share-based compensation but can also issue new shares out of available conditional capital. For the year ended December 31, 2007, we delivered approximately 22.1 million shares to employees.

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

The following table illustrates the significant assumptions used to estimate the fair value of share options, Performance Incentive Plan (PIP) and Incentive Share Units (ISU) based on the annual incentive performance bonus process.

Significant fair value assumptions
	2007	2006	2005

Significant assumptions

Expected volatility, in % [1]	22.95	24.80	29.00

Expected dividend yield, in % [1]	2.41	3.24	3.03

Expected risk-free interest rate, in %	2.63	2.36	1.86

Expected term, in years	3	5	5

1 Due to current and changing market conditions, the Group refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

Credit Suisse Incentive Share Unit
Following the integration of Credit Suisse’s banking business in 2005 and the launch of the integrated bank in 2006, we aligned our share-based compensation plans and introduced the ISU. This replaced compensation programs that existed in specific businesses and countries with a new Group-wide approach to compensation for all award grants for 2006 and 2007. ISUs, which represent the majority of awards granted subsequent to 2005, ensure a unified approach to share-based compensation as it applies to all employees who receive a bonus above a certain threshold. Previously granted awards will continue to settle under their original terms and are not affected by the ISU.

An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price.
The ISUs granted in January 2008 and 2007 were based on 2007 and 2006 performance, respectively, and approximately 9,800 employees with an annual incentive bonus of at least CHF 125,000 were awarded ISUs each year with a mandatory deferral rate that ranged from 16% to 65% of the annual incentive performance bonus. In 2007, we increased the percentage of share-based annual incentive performance bonus, and any incentive performance bonus in excess of CHF 4 million was subject to 100% mandatory deferral.

For each ISU granted, the employee will receive at least one Credit Suisse Group share (“ISU Base Unit”) and could receive additional shares (“ISU Leverage Unit”) if the monthly average Credit Suisse Group share price increases during the three-year contractual term of the award as compared to the baseline Credit Suisse Group share price determined on the grant date. The final value of each ISU is paid in registered shares of Credit Suisse Group. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (i.e., three years), however, holders will always receive at least one Credit Suisse Group share per ISU.

The total payout for each ISU granted in January 2007 is subject to a cap of three times the value of a Credit Suisse Group share at grant date (CHF 86.24 per share), which is reached at an average share price of CHF 132 for 2007 awards. For the ISUs granted in January 2008, there is no cap on the total payout of additional shares, however, the number of additional shares per ISU Base Unit is limited to a maximum of ten shares.

The ability to deliver the leverage component is achieved by spending 25% of the value of a share in respect of each ISU on a derivative instrument comprising a number of options. Any gains on these options will be paid to us in the form of Credit Suisse Group shares which will be used to settle the upside component of the ISU.

For the ISUs granted in January 2008 for 2007 performance and in January 2007 for 2006 performance, employees participating in the program received a number of ISUs equal to the amount of their deferred bonus divided by CHF 58.45 and CHF 86.24, respectively, which represents the daily volume weighted-average price for Credit Suisse Group registered shares for the five consecutive trading days on the SWX that ended on the grant date of January 22, 2008 and January 23, 2007, respectively.

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

The ISU programs for 2006 and 2007 performance include a provision that does not permit early retirement eligibility for employees that would otherwise qualify until two years from grant (the “two-year moratorium period”).

On January 23, 2007, we granted ISUs of 26.7 million. The fair value of the ISU Base Unit was CHF 87.30 and the fair value of the 2007 ISU Leverage Unit was CHF 20.85. The compensation expense recognized in 2007 for these awards was CHF 1,159 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 1,530 million and will be recognized over a period of two years. None of the ISUs were vested as of December 31, 2007.

On January 22, 2008, we granted 46.4 million ISUs. The fair value of the ISU Base Unit was CHF 54.90, and the fair value of the ISU Leverage Unit was CHF 10.69. The fair value of the ISU Leverage Unit was based on a valuation using an expected volatility of 32.04%, an expected dividend yield of 5.46%, an expected risk-free rate of 2.45% and an expected term of three years. The recognition of accounting expense for the ISUs granted on January 22, 2008 began in 2008 and, thus, had no impact on the 2007 financial statements. The expected unrecognized compensation expense of CHF 2,839 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
2007	ISU Base

Number of awards (million)

Balance at beginning of period	0.0

Granted	27.2

Settled	(0.4)

Forfeited	(1.4)

Balance at end of period	25.4

Performance Incentive Plan
The PIP is a share-based long-term retention incentive program that was used in compensation for 2004 and 2005 performance, granted in early 2005 and early 2006, respectively.
The PIP was designed to compensate, incentivize and retain senior management and executives during 2004 and 2005, a period of fundamental change for Credit Suisse. Rebuilding the business, particularly in Investment Banking, during 2003 and 2004, restructuring our banking business and creating the integrated bank in 2005 were critical steps that demanded special management effort. Management was incentivized and rewarded with PIP units. This period was also characterized by intense international competition for employees in some of our businesses. Hence, PIP was also used as a tool to retain key senior management. PIP closely links senior management with the delivery of our strategy. PIP requires continued employment with the Group during a five-year vesting period and contain strict rules for participants leaving to join a competitor.

All or a portion of the mandatory deferral of the annual performance incentive bonus was converted into PIP units using the Group’s share price of CHF 47.45 for the 2004 PIP (PIP I) and CHF 72.00 for the 2005 PIP (PIP II). PIP units vest over a five-year period. If all financial targets over the five-year vesting period of a PIP are achieved, and if the share price in absolute and relative terms meets the performance criteria, PIP units could convert into up to nine Group shares in PIP I and up to six Group shares in PIP II. It is also possible that PIP units could become worthless should we fail to meet all performance targets or share price targets.

PIP units initially granted turn into final gain for participants by accruing value from three sources: (i) Performance Multiplier – based on achieving sustainable (i.e., over five years) earnings targets; (ii) Share Price Multiplier – based on creating sustainable shareholder value; and (iii) Share Price Appreciation – like any other shareholder owning an equal number of shares, the participant can, given the share price performance, benefit from a capital gain at settlement of the plan.

Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings per share performance compared to predefined targets (“performance conditions”); and (ii) share price performance compared to predefined targets and share price performance relative to peers (“market conditions”). The performance conditions may be adjusted by the Compensation Committee if appropriate to exclude effects that do not relate to the normal banking business (including, for example, gains triggered by accounting changes or the gain on the sale of Group companies). The performance conditions will determine the multiplier, ranging between zero and three, for the final number of PIP units. The market conditions will determine the number of shares that each PIP unit will convert into at settlement. This will be in a range of between zero and three shares for PIP I and zero and two shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine shares and the PIP II units granted in 2006 will ultimately settle for between zero and six shares.

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

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance condition as of December 31, 2007, the compensation expense reflects a conversion of each initial PIP I and PIP II award into 3.0 PIP units at the end of the vesting period. However, these estimates depend upon the market environment and our financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized during 2007 related to PIP I and PIP II was CHF 451 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2007, was CHF 269 million and will be recognized over a period of three years. None of the PIP units were due for settlement as of December 31, 2007.

Performance Incentive Plan activities
		2007		2006		2005

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.3	12.4	0.0	12.8	–	–

Granted	0.4	0.0	6.5	0.0	–	14.1

Settled	0.0	0.0	0.0	(0.1)	–	0.0

Forfeited	(0.2)	(0.1)	(0.2)	(0.3)	–	(1.3)

Balance at end of period	6.5	12.3	6.3	12.4	–	12.8

of which vested	1.7	5.6	0.0	2.6	–	–

of which unvested	4.8	6.7	6.3	9.8	–	12.8

Shares
In addition to the PIP, our share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, we introduced the ISU share-based plan described above to replace the phantom share and LPA awards granted in prior years.

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

Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. These special awards may contain vesting conditions depending on the terms of employment.
The compensation expense recognized in 2007 related to shares awarded under phantom share, LPA and special awards was CHF 1,059 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 566 million and will be recognized over a period of four years.

Share award activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	50.9	60.65	47.2	47.89	76.5	47.44

Granted	4.8	81.00	26.3	72.42	23.4	49.42

Settled	(24.6)	56.81	(19.4)	46.42	(47.0)	48.40

Forfeited	(2.3)	62.32	(3.2)	55.58	(5.7)	43.89

Balance at end of period	28.8	67.20	50.9	60.65	47.2	47.89

of which vested	0.3	–	2.8	–	4.0	–

of which unvested	28.5	–	48.1	–	43.2	–

Share options
Options were a substantial component of our share-based program prior to 2004. We discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Share options granted to employees entitle the holder to purchase one Credit Suisse Group share at a stated exercise price subject to continued employment with the Group through the vesting period, restrictive covenants and cancellation provisions.

Share options granted as compensation awards generally vest on the grant date, whereas share options granted as retention incentive awards generally vest between one and five years.
The weighted-average fair value of options granted during 2006 and 2005 was CHF 12.12 and CHF 9.50, respectively. There were no options granted during 2007. As of December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable was CHF 454 million and the weighted-average remaining contractual term was 3.5 years. As of the exercise date, the total intrinsic value of options exercised during 2007, 2006 and 2005 was CHF 318 million, CHF 235 million and CHF 141 million, respectively. Cash received from option exercises during 2007, 2006 and 2005 was CHF 350 million, CHF 330 million and CHF 196 million, respectively.

As of December 31, 2007, there were 2.5 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 69.68 and a weighted-average remaining contractual term of 1.9 years. During 2007, there were 0.3 million exercises of options with a cash settlement feature, no forfeitures and 0.7 million of these options were settled for CHF 23.7 million in cash.

Share option activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share options

Balance at beginning of period	49.0	59.64	57.7	57.48	64.8	55.01

Granted	–	–	0.1	71.60	0.1	48.05

Exercised	(7.8)	47.50	(7.5)	44.44	(6.2)	31.93

Settled	(0.7)	60.19	(0.6)	59.34	(0.1)	65.88

Forfeited	(0.7)	75.31	(0.6)	51.55	(0.6)	50.03

Expired	(0.2)	35.52	(0.1)	17.65	(0.3)	57.09

Balance at end of period	39.6	61.86	49.0	59.64	57.7	57.48

Exercisable at end of period	38.2	61.12	44.1	60.24	53.9	58.60

Hedging of awards
We economically hedge our estimated obligation to deliver shares under our employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third party hedge instruments. Additionally, in very limited circumstances we may use our approved conditional capital to obtain shares for delivery of our share-based awards. We periodically revise our estimate of the expected number of shares to be delivered and adjust our hedging positions accordingly.

Compensation and loans to members of the Board of Directors and the Executive Board
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors and the members of the Executive Board as well as loans granted to this group of people and companies related to them.

Compensation and loans to members of the Board of Directors
Overview
Compensation to members of the Board of Directors is set in accordance with the AoA and the Compensation Committee Charter. The annual compensation paid to members of the Board is fixed and set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (nine individuals) is in the form of cash (35%) and Credit Suisse Group registered shares (65%), which are blocked for a period of four years.

Members of the Board of Directors with functional, non-executive duties (four individuals) receive fixed and variable compensation for their services set by the Board of Directors. With the exception of the Chairman of the Board of Directors, the variable compensation for the other three individuals is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and Credit Suisse Group registered shares, blocked for a period of four years.

Compensation for the members of the Board of Directors
	Cash	% of total remu- neration	Value of share-based awards	% of total remu- neration	Pension and similar benefits	Other com- pensation categories	[1]	Total remu- neration	Number of shares	[2]

2007/2008 (in CHF) [3]

Walter B. Kielholz, Chairman [4]	8,500,000	58%	6,100,000	42%	–	24,000		14,624,000	104,363

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [4]	2,875,000	57%	2,125,000	42%	–	27,381		5,027,381	36,356

Thomas W. Bechtler	122,500	35%	227,500	65%	–	–		350,000	2,400

Robert H. Benmosche	122,500	35%	227,500	65%	–	–		350,000	2,400

Peter Brabeck-Letmathe	87,500	35%	162,500	65%	–	–		250,000	1,715

Noreen Doyle	140,000	35%	260,000	65%	–	–		400,000	2,743

Jean Lanier	140,000	35%	260,000	65%	–	–		400,000	2,743

Anton van Rossum	122,500	35%	227,500	65%	–	–		350,000	2,400

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	522,500	70%	227,500	30%	–	–		750,000	3,892

David W. Syz	140,000	35%	260,000	65%	–	–		400,000	2,743

Ernst Tanner	122,500	35%	227,500	65%	–	–		350,000	2,400

Richard E. Thornburgh	122,500	35%	227,500	65%	–	–		350,000	2,400

Peter F. Weibel, Chairman of the Audit Committee [4]	1,195,000	66%	600,000	33%	–	10,000		1,805,000	10,266

Total	14,212,500	56%	11,132,500	44%	–	61,381		25,406,381	176,821

2006/2007 (in CHF)

Total	14,617,500		12,227,500		–	63,136		26,908,136	146,532

of which highest paid: Walter B. Kielholz, Chairman	9,000,000		7,000,000		–	24,000		16,024,000	81,169

1 Other compensation includes lump sum expenses, child allowance and health care allowance. 2 Value of shares included in total remuneration. 3 Fees for members of the Board of Directors without functional, non-executive duties are paid in advance for the period from one AGM to the other, i.e. from May 4, 2007 to April 25, 2008. The applicable share price was CHF 94.80. 4 Variable compensation elements for members of the Board of Directors with functional duties are determined by the Board of Directors in the course of the regular management compensation process. The applicable share price was CHF 58.45.

2007 total compensation of the Chairman of the Board of Directors
Our executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2007 compensation for Mr. Kielholz as Chairman of the Board of Directors.

For 2007, the Compensation Committee based its total compensation recommendation on its review of: (i) the Group’s core operating financial performance relative to its 2007 plan and 2006 results, as well as the relative performance of Credit Suisse to that of its competitors; (ii) Mr. Kielholz’s leadership and contribution in several areas, namely: (a) the planned succession and orderly transition of the CEO position to Mr. Dougan; (b) the continued emphasis on risk management and corporate governance procedures across the Group; and (c) a focused discipline on leadership development, succession planning and performance management practices across the Group; and (iii) the complexity and breadth of the role that Mr. Kielholz performs as Chairman.

Additional fees and remuneration
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
No additional fees, severance payments or forms of remuneration were paid to current or former members of the Board of Directors or related parties during 2007.
Share, PIP unit and option holdings of members of the Board of Directors
The holdings as disclosed below include the holdings of the respective member of the Board of Directors, their close family members and companies where they have a controlling interest.
Share holdings by individual
	Number of shares	[1]

December 31, 2007

Walter B. Kielholz	347,279

Hans-Ulrich Doerig	137,341

Thomas W. Bechtler	32,517

Robert H. Benmosche	24,614

Peter Brabeck-Letmathe	51,657

Noreen Doyle	15,203

Jean Lanier	11,292

Anton van Rossum	19,376

Aziz R.D. Syriani	44,490

David W. Syz	62,845

Ernst Tanner	38,333

Richard E. Thornburgh [2]	88,444

Peter F. Weibel	18,949

Total	892,340

December 31, 2006

Total	782,736

1 Includes shares that are subject to a blocking period of up to four years. 2 Richard E. Thornburgh was also granted 98,935 PIP I units in his former position as a member of the Executive Board.

Option holdings by individual
December 31, 2007	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	03.12.12	34.10

2001	215,116	97,792	25.01.11	84.75

2000	100,000	100,000	01.03.10	74.00

Total	315,116	272,792	–	–

Credit Suisse policy is to compensate members of the Board with Credit Suisse Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2007, none of the members of the Board of Directors holds options purchased from personal funds.

Aggregate option holdings as of December 31, 2006
December 31, 2006	Number of options	Expiry date	Exercise price in CHF

Year of grant

2002	75,000	03.12.12	34.10

2001	312,908	25.01.11	84.75

2000	200,000	01.03.10	74.00

1999	10,000	18.02.09	57.75

Total	597,908	–	–

Loans to members of the Board of Directors
	Balance	Whereof loans to related parties	[1]

December 31, 2007 (in CHF)

Walter B. Kielholz	2,000,000	–

Hans-Ulrich Doerig	3,000,000	–

Thomas W. Bechtler	8,450,000	3,950,000

Robert H. Benmosche	73,863	–

Peter Brabeck-Letmathe	4,561,700	–

David W. Syz	1,500,000	1,500,000

Ernst Tanner	5,050,000	–

Richard E. Thornburgh	70,750	–

Total	24,706,313	5,450,000

December 31, 2006 (in CHF)

Total [2]	32,117,961	–

1 Related parties mean loans to close family members and loans to companies where the respective member of the Board of Directors has 50% or more equity ownership or voting rights. 2 The number of individuals with outstanding loans at the beginning and at the end of the year was eight and seven, respectively.

A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers. As of December 31, 2007, 2006 and 2005, outstanding loans to the members of the Board amounted to CHF 25 million, CHF 32 million and CHF 27 million, respectively.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans listed above, banking subsidiaries of Credit Suisse have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2007, the total exposure to such related parties amounted to CHF 8 million, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s-length. The respective amount as of December 31, 2006, was CHF 3.6 million. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2007, did not exceed in aggregate CHF 47.4 million.

We, together with our subsidiaries, are a global financial services provider and, in particular, have major corporate banking operations in Switzerland. We, therefore, typically have relationships with many large companies including those in which our Board members assume management functions or board member responsibilities. All relationships between us or our banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

Executive compensation
Credit Suisse’s approach to executive compensation
In line with our overall approach to compensation, our executive compensation policies are designed to attract executives of the highest quality, to retain them by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the integrated bank strategy and the interests of shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a bonus pool framework linked directly to our performance for the Executive Board, including the CEO. The bonus pool was used to define the total amount available for bonus payments, which were then delivered in cash and deferred share-based compensation. At the beginning of the year, a target bonus pool for this executive population was set assuming specific, pre-defined Credit Suisse financial and non-financial performance goals would be achieved in 2007. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available bonus pool based on actual results. The final bonus pool was then distributed to the members of the Executive Board and the CEO based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total bonus pool for the Executive Board and the CEO included the following:
– the financial performance of the Group adjusted for extraordinary items compared to the strategic business plan;
– assessment of delivery of defined non-financial targets in relation to our strategy;
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
Executive compensation components
In line with our overall approach, executive compensation consists of a fixed salary and a variable performance bonus. Salaries for members of the Executive Board are reviewed annually. The annual performance bonus usually represents the most significant part of an executive’s total compensation package and varies from year to year depending on the executive’s performance. Part of the bonus is awarded in cash and a part in share-based awards. As a matter of policy, share-based awards are usually a material portion of each executive’s compensation and are subject to vesting, holding and future performance requirements.

Credit Suisse’s executive compensation in 2007
Executive compensation for 2007 was based on the general approach set out above. In 2007, the members of the Executive Board (13 individuals) received on average, as a percentage of their total compensation, 7% salary, 19% cash bonus, 71% share-based awards and 3% other compensation.

The mandatory deferral amount of the total bonus for the CEO and the other members of the Executive Board was based on the approved share plan deferral schedule, materially reduced to reflect the revision of 2007 earnings as a result of the revaluing of certain ABS positions in our CDO trading business.

As in previous years, members of the Executive Board participated in the bank-wide share-based compensation plan and received ISUs or, to a limited extent, other share-based awards for performance in 2007. This participation is designed to ensure that executive compensation is in line with our overall approach to compensation.

Compensation for the members of the Executive Board
	Cash	[1]	% of total remu- neration	Value of share-based awards	[2]	% of total remu- neration	Pension and similar benefits	Other com- pensation categories	[3]	Total remu- neration	Number of share- based awards	[4]

2007 (in CHF million, except where indicated)

13 individuals [5]	42.0		26%	115.2		71%	1.5	3.4		162.1	1,659,896

of which highest paid: Brady W. Dougan	3.4		16%	17.9		80%	0.01	0.98		22.3	272,866

2006 (in CHF million, except where indicated)

8 individuals	83.7		55%	67.7		44%	1.4	0.2		153.0	660,956

1 Includes base salary for each Executive Board member ranging between CHF 0.65 million and CHF 1.25 million per year. The balance is variable cash compensation. 2 Share-based awards include 1,427,682 ISUs granted in 2008, each of which has a base component and a leverage component. The fair value of the base component of each ISU is CHF 54.90 and the fair value of the leverage component of each ISU is CHF 10.69. The total fair value of each ISU is CHF 65.59. The remainder refers to other share-based awards. 3 Other compensation includes lump sum expenses, child allowance, health care allowance and dividend and par value reduction equivalents. 4 All such share-based awards are included in the total remuneration. 5 Includes Oswald J. Grübel through May 4, 2007. Mr. Grübel is no longer an employee of the Group following his decision to retire as of May 5, 2007. Includes also Robert Shafir, who joined the Group as of August 1, 2007.

The per capita change in the total compensation value of the 2007 Executive Board members versus that of the 2006 values can be attributed to the following reasons: (i) the composition of the Executive Board in 2007 has changed; (ii) the impact of the Group’s financial performance relative to its 2007 plan and the share price development during the year; and (iii) differentiated adjustments in personal compensation based on division performance.

2007 total compensation of the highest paid member of the Executive Board
Our executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2007 compensation for Brady W. Dougan.

For 2007, the Compensation Committee based its total compensation recommendation on its review of: (i) the Group’s core operating financial performance relative to its 2007 plan and 2006 results, as well as the relative performance of Credit Suisse to that of its competitors; (ii) the share price development of Credit Suisse in 2007; (iii) the delivery of key integrated bank business objectives, specifically: (a) establishing Centers of Excellence that leverage the global talent pool and worldwide resources in order to supply high-quality internal services at competitive costs; (b) leveraging resources across Private Banking, Investment Banking and Asset Management to deliver the integrated bank, maximizing opportunities to innovate and offer products and services to our clients that drive growth and profitability; and (c) building the capability and mindset of continuous improvement, supporting the Group’s strategy to consistently deliver measurable efficiencies by systemically improving the cost structure and business processes of Credit Suisse; and (iv) the complexity and scope of the role that Mr. Dougan performs as CEO.

Mr. Dougan’s annual total compensation was CHF 22.3 million for 2007. The percentage composition of his total compensation was: 6% salary, 10% cash bonus, 80% ISUs and 4% other compensation.
Additional fees and remuneration
Three former members of our most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. In addition, we have concluded an agreement with Oswald J. Grübel for the period of one year to act as a Senior Advisor to the Chairman of the Board. For his services, Mr. Grübel received a flat fee of CHF 150,000. During this period, Mr. Grübel received office infrastructure and secretarial support for which he compensated us in the amount of CHF 75,000.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the most senior executive body or related parties during 2007.
Share, PIP unit, ISU and option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective members of the Executive Board, their close family members and companies where they have a controlling interest.
Units by individual
	Number of vested shares		Number of unvested shares	Number of ISUs	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2007

Brady W. Dougan	191,016		156,673	202,928	408,400	271,898	78,102

Walter Berchtold	181,668		26,042	92,765	–	130,401	104,167

David J. Blumer	36,027		17,362	66,675	–	71,497	69,445

Paul Calello	335,190		95,481	126,830	241,184	142,937	57,063

D. Wilson Ervin	29,158		11,957	43,485	–	44,210	66,671

Renato Fassbind	–		10,417	43,484	–	20,746	41,667

Tobias Guldimann	59,810		5,209	23,192	31,640	17,782	20,834

Ulrich Körner	89,669		16,494	66,675	59,668	77,055	65,973

Michael G. Philipp	38,786		44,035	77,910	–	99,627	44,507

Urs Rohner	–		13,889	57,978	–	35,564	55,556

Thomas J. Sanzone	61,488		17,793	47,109	–	–	44,507

Robert Shafir	–		45,042	115,959	–	–	71,213

Total	1,022,812		460,394	964,990	740,892	911,717	719,705

December 31, 2006

Total	1,125,755	[1]	–	–	1,756,464	842,936	524,723

1 Includes all shares whether or not vested.

Option holding by individual
	Brady W. Dougan	Paul Calello	Tobias Guldimann	Ulrich Körner	Expiry date	Exercise price in CHF

Year of grant (December 31, 2007)

2002	–	–	–	15,000	31.01.12	65.75

2001	368,400	241,184	15,640	24,668	25.01.11	84.75

2000	40,000	–	16,000	20,000	01.03.10	74.00

Total	408,400	241,184	31,640	59,668	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2007, none of the members of the Executive Board holds options purchased from personal funds.

Aggregate option holdings as of December 31, 2006
	Number of options	Expiry date	Exercise price in CHF

Year of grant (December 31, 2006)

2004	169,924	30.04.14	45.70

2003	1,011,250	22.01.13	30.60

2002	11,250	03.12.12	34.10

2001	384,040	25.01.11	84.75

2000	156,000	01.03.10	74.00

1999	24,000	18.02.09	57.75

Total	1,756,464	–	–

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2007, 2006 and 2005, outstanding loans to the members of the Executive Board amounted to CHF 22 million, CHF 17 million and CHF 13 million, respectively. The number of individuals with outstanding loans at the beginning and at the end of the year was six and eight, respectively, and the highest loan outstanding was CHF 4.7 million to David J. Blumer.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed rate mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Advisory Board
The Group’s Advisory Board was discontinued during 2007. For their services, the former members of the Advisory Board received an annual fee in the amount of CHF 30,000 (Swiss-based members) and CHF 40,000 (non-Swiss-based members). The former Chairman of the Advisory Board, Flavio Cotti, received CHF 60,000.

The members of the Advisory Board during 2007 were: Flavio Cotti, Andreas N. Koopman, Franz Albers, Lino Benassi, Susy Brüschweiler, Martin Candrian, Brigitta M. Gadient, Felix Gutzwiller, Michael Hilti, Norbert Hochreutener, Andreas W. Keller, Klaus-Michael Kuehne, Andreas Schmid, Manfred Schneider and Marco Solari.

In addition to the above, Mr. Cotti received CHF 225,000 in return for other services provided to us, which included, among other things, representation of the Group at various forums and organizations, coverage at client events and chairman mandates at certain foundations. Mr. Gutzwiller received CHF 225,000 for his Board mandate at Clariden Leu and Mr. Benassi received EUR 70,000 for his Chairman mandate at Credit Suisse Italy.

Additional information
Changes of control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the SFBC. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the Stock Exchange Act and the implementing ordinances.

Clauses on changes of control
Subject to certain provisions in the Group’s employee compensation plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions that require the payment of extraordinary benefits in the case of a change of control in the agreements and plans benefiting members of the Board of Directors and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Executive Board or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Internal and external auditors
Auditing forms an integral part of corporate governance at Credit Suisse. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.

Internal Audit
Our Internal Audit function comprises a team of around 250 professionals, more than 220 of whom are directly involved in auditing activities. The Head of Internal Audit, Heinz Leibundgut, reports directly to the Audit Committee.

Internal Audit performs an independent and objective assurance and consulting function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of our risk management, control and governance processes.

Internal Audit is responsible for carrying out periodic audits in line with the Auditing Regulations approved by the Audit Committee. It regularly and independently assesses the risk exposure of our various business activities, taking into account industry trends, strategic and organizational decisions, best practice and regulatory matters. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and specifying resource requirements for approval by the Audit Committee.

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

External auditors
Our statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are David L. Jahnke, Global Lead Partner (since 2005), Robert S. Overstreet, Group Engagement Partner (since 2006), and Philipp Rickert, Leading Bank Auditor (since 2006). In addition, we have mandated BDO Visura, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.

				% change

	2007	2006	[1]	07 / 06

Fees for audit services (in CHF m)

Audit services [2]	46.7	69.8		(33)

Audit-related services [3]	18.5	15.2		22

Tax services [4]	2.1	4.0		(48)

1 Includes fees relating to Winterthur. 2 The decrease in fees for audit services predominantly relates to the sale of Winterthur, efficiencies in conducting SOX 404 work including the impact of PCAOB Auditing Standard No. 5, the merger of Clariden Leu and reduced Basel II Swiss regulatory work. 3 Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of or calculations required by agreements; (ii) internal control-related reports beyond that required for the consolidated audit; (iii) accounting advice; (iv) audits of private equity funds and employee benefit plans; and (v) regulatory advisory services. 4 Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; (iii) expatriate tax return preparation services; and (iv) confirmations relating to the Qualified Intermediary status of Group entities.

KPMG attends all meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or interim review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that may be provided to us or any of our subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2007 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

Liquidation
Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by: (i) a supermajority of at least three quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation; or (ii) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

V – Consolidated financial statements – Credit Suisse Group
Report of the Group Auditors
Consolidated statements of income
Consolidated balance sheets
Statements of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
Controls and procedures
Report of the Group Auditors
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich

We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.
As discussed in Notes 1 and 2 to the consolidated financial statements, in 2007 the Group changed its method of accounting for certain financial instruments accounted for at fair value, in 2006 the Group changed its method of accounting for defined benefit pension plans and in 2005 the Group changed its method of accounting for share-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2008 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ David L. Jahnke /s/ Robert S. Overstreet
David L. Jahnke Robert S. Overstreet
Auditor in Charge

Zurich, Switzerland
March 18, 2008
The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of income

	Reference to notes			in

		2007	2006	2005

Consolidated statements of income (CHF million)

Interest and dividend income	6	62,562	50,269	36,116

Interest expense	6	(54,109)	(43,703)	(29,198)

Net interest income	6	8,453	6,566	6,918

Commissions and fees	7	19,329	17,647	14,323

Trading revenues		6,148	9,428	5,634

Other revenues	8	5,805	4,962	3,614

Net revenues		39,735	38,603	30,489

Provision for credit losses	9	240	(111)	(144)

Compensation and benefits	10	16,219	15,697	13,974

General and administrative expenses	11	6,916	6,445	7,378

Commission expenses		2,612	2,272	1,880

Total other operating expenses		9,528	8,717	9,258

Total operating expenses		25,747	24,414	23,232

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		13,748	14,300	7,401

Income tax expense	26	1,250	2,389	927

Minority interests		4,738	3,630	1,948

Income from continuing operations before extraordinary items and cumulative effect of accounting changes		7,760	8,281	4,526

Income from discontinued operations, net of tax	4	0	3,070	1,310

Extraordinary items, net of tax		0	(24)	0

Cumulative effect of accounting changes, net of tax		–	–	14

Net income		7,760	11,327	5,850

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	12	7.43	7.53	3.98

Income from discontinued operations, net of tax	12	0.00	2.79	1.18

Extraordinary items, net of tax	12	0.00	(0.02)	0.00

Cumulative effect of accounting changes, net of tax	12	–	–	0.01

Net income	12	7.43	10.30	5.17

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	12	6.96	7.19	3.90

Income from discontinued operations, net of tax	12	0.00	2.66	1.11

Extraordinary items, net of tax	12	0.00	(0.02)	0.00

Cumulative effect of accounting changes, net of tax	12	–	–	0.01

Net income	12	6.96	9.83	5.02

Consolidated balance sheets

	Reference to notes		end of

		2007	2006

Assets (CHF million)

Cash and due from banks		38,459	29,040

Interest-bearing deposits with banks		3,759	8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	296,709	319,048

of which reported at fair value		183,719	–

Securities received as collateral, at fair value		28,314	32,385

Trading assets, at fair value	14	532,083	450,780

of which encumbered		141,764	141,404

Investment securities	15	15,731	21,394

of which reported at fair value		15,453	20,622

of which encumbered		1,908	54

Other investments	16	28,120	20,478

of which reported at fair value		25,195	17,887

Net loans	17	240,534	208,127

of which reported at fair value		31,047	–

allowance for loan losses		1,234	1,484

Premises and equipment	18	6,149	5,990

Goodwill	19	10,882	11,023

Other intangible assets	20	444	476

of which reported at fair value		179	181

Other assets	22	159,496	149,087

of which reported at fair value		49,326	11,265

of which encumbered		12,084	26,426

Total assets		1,360,680	1,255,956

	Reference to notes		end of

		2007	2006

Liabilities and shareholders' equity (CHF million)

Due to banks	23	90,864	97,514

of which reported at fair value		6,047	–

Customer deposits	23	335,505	290,864

of which reported at fair value		6,134	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	300,381	288,444

of which reported at fair value		140,424	–

Obligation to return securities received as collateral, at fair value		28,314	32,385

Trading liabilities, at fair value	14	201,809	198,422

Short-term borrowings		19,390	21,556

of which reported at fair value		8,120	2,764

Long-term debt	24	160,157	147,832

of which reported at fair value		111,293	44,709

Other liabilities	22	164,421	120,035

of which reported at fair value		24,233	14,916

Minority interests		16,640	15,318

Total liabilities		1,317,481	1,212,370

Common shares		46	607

Additional paid-in capital		24,553	24,817

Retained earnings		33,670	32,306

Treasury shares, at cost		(9,378)	(9,111)

Accumulated other comprehensive income/(loss)	25	(5,692)	(5,033)

Total shareholders' equity		43,199	43,586

Total liabilities and shareholders' equity		1,360,680	1,255,956

end of	2007	2006

Additional share information

Par value (CHF)	0.04	0.50

Authorized shares (million)	1,359.3	1,413.3

Issued shares (million)	1,162.4	1,214.9

Repurchased shares (million)	(141.8)	(152.4)

Shares outstanding (million)	1,020.6	1,062.5

Statements of changes in shareholders’ equity

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity		Number of common shares outstanding

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	7,760	–	–	7,760		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income, net of tax	–	–	–	–	(669)	(669)		–

Issuance of common shares	1	59	–	–	–	60		1,389,127

Cancellation of repurchased shares [3]	(27)	(945)	(3,087)	4,059	–	0		–

Issuance of treasury shares	–	4	–	36,274	–	36,278		441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)		(507,256,244)	[4]

Share-based compensation, net of tax	–	861	–	1,279	–	2,140		22,078,552

Derivatives indexed to own shares [5]	–	(279)	–	–	–	(279)		–

Repayment out of share capital [6]	(535)	36	–	–	–	(499)		–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)		–

Balance at end of period	46	24,553	33,670	(9,378)	(5,692)	43,199		1,020,627,855	[7]

2006 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	11,327	–	–	11,327		–

Cumulative effect of accounting changes, net of tax	–	–	41	–	(1,778)	(1,737)		–

Other comprehensive income, net of tax	–	–	–	–	(1,349)	(1,349)		–

Issuance of common shares	–	48	–	–	–	48		1,109,847

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	0		–

Issuance of treasury shares	–	(67)	–	17,352	–	17,285		238,906,412

Repurchase of treasury shares	–	–	–	(23,461)	–	(23,461)		(323,036,898)

Share-based compensation, net of tax	–	805	–	880	–	1,685		20,127,517

Cash dividends paid	–	–	(2,330)	–	–	(2,330)		–

Balance at end of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 53,789,000 treasury shares were cancelled in 3Q07. 4 Includes 57,459,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 5 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units granted to the employees during 2007. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share, in addition to a dividend, which was paid out on July 18, 2007. 7 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Statement of changes in shareholders’ equity (continued)
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity	Number of common shares outstanding

2005 (CHF million)

Balance at beginning of period	607	23,435	20,501	(4,547)	(3,723)	36,273	1,110,819,481

Net income			5,850			5,850

Other comprehensive income, net of tax	–	–	–	–	1,817	1,817	–

Issuance of common shares	17	1,225	–	–	–	1,242	33,845,949

Issuance of treasury shares	–	(40)	–	10,792	–	10,752	204,885,180

Repurchase of treasury shares	–	–	–	(13,929)	–	(13,929)	(265,256,516)

Share-based compensation, net of tax	–	19	–	1,861	–	1,880	41,066,089

Cash dividends paid	–	–	(1,767)	–	–	(1,767)	–

Balance at end of period	624	24,639	24,584	(5,823)	(1,906)	42,118	1,125,360,183

Comprehensive income

in	2007	2006	2005

Comprehensive income (CHF million)

Net income	7,760	11,327	5,850

Gains/(losses) on cash flow hedges	(38)	(119)	50

Cumulative translation adjustments	(1,783)	(381)	1,501

Unrealized gains/(losses) on securities	(2)	(1,042)	88

Minimum pension liability adjustment	–	193	178

Actuarial gains/(losses)	1,168	–	–

Net prior service cost	(14)	–	–

Other comprehensive income/(loss), net of tax [1]	(669)	(1,349)	1,817

Comprehensive income	7,091	9,978	7,667

1 For details on the components of other comprehensive income, refer to Note 25 - Accumulated other comprehensive income.

Consolidated statements of cash flows

in	2007	2006	2005

Operating activities of continuing operations (CHF million)

Net income	7,760	11,327	5,850

(Income)/loss from discontinued operations, net of tax	0	(3,070)	(1,310)

Income from continuing operations	7,760	8,257	4,540

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	894	1,029	938

Provision for credit losses	240	(111)	(144)

Deferred tax provision	(1,076)	646	(582)

Share of net income from equity method investments	(101)	(24)	(123)

Cumulative effect of accounting changes, net of tax	–	–	(14)

Trading assets and liabilities	(65,715)	(26,113)	(7,310)

(Increase)/decrease in accrued interest, fees receivable and other assets	(64,327)	(61,793)	(29,962)

Increase/(decrease) in accrued expenses and other liabilities	60,998	28,561	5,677

Other, net	3,434	1,003	674

Total adjustments	(65,653)	(56,802)	(30,846)

Net cash provided by/(used in) operating activities of continuing operations	(57,893)	(48,545)	(26,306)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,059	(2,580)	(1,435)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,436	8,931	(47,115)

Purchase of investment securities	(928)	(2,980)	(14,280)

Proceeds from sale of investment securities	2,905	1,256	413

Maturities of investment securities	3,769	5,035	7,599

Investments in subsidiaries and other investments	(7,626)	(6,209)	(2,486)

Proceeds from sale of other investments	2,288	2,100	1,655

(Increase)/decrease in loans	(35,472)	(23,159)	(18,235)

Proceeds from sales of loans	339	3,142	2,158

Capital expenditures for premises and equipment and other intangible assets	(1,550)	(1,530)	(977)

Proceeds from sale of premises and equipment and other intangible assets	250	34	54

Other, net	47	(86)	278

Net cash provided by/(used in) investing activities of continuing operations	(28,483)	(16,046)	(72,371)

Consolidated statements of cash flows (continued)
in	2007	2006	2005

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	52,510	38,533	44,649

Increase/(decrease) in short-term borrowings	(517)	3,091	2,194

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,493	(1,416)	37,065

Issuances of long-term debt	81,151	75,921	54,415

Repayments of long-term debt	(65,306)	(51,295)	(34,739)

Issuances of common shares	60	48	4

Issuances of treasury shares	36,278	17,285	10,752

Repurchase of treasury shares	(41,879)	(23,461)	(13,929)

Dividends paid/capital repayments	(2,512)	(2,346)	(1,782)

Other, net	6,857	2,703	1,395

Net cash provided by/(used in) financing activities of continuing operations	97,135	59,063	100,024

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,340)	(515)	3,929

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(38)	5,464

Net cash provided by/(used in) investing activities of discontinued operations	0	(4,424)	(7,812)

Net cash provided by/(used in) financing activities of discontinued operations	0	(332)	(999)

Net cash provided by/(used in) discontinued operations	0	(4,794)	(3,347)

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	12,300	0

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	9,419	1,463	1,929

Cash and due from banks at beginning of period	29,040	27,577	25,648

Cash and due from banks at end of period	38,459	29,040	27,577

in	2007	2006	2005

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	2,673	1,774	2,086

Cash paid for interest	53,756	42,519	28,363

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	335	199	729

Fair value of liabilities assumed	300	199	549

Assets and liabilities sold in business divestitures

Assets sold	0	183,691	0

Liabilities sold	0	174,694	0

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income or total shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and to participate in significant decisions made in the ordinary course of business. The Group also consolidates variable interest entities (VIEs) where the Group is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised by FIN No. 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)). The effects of intercompany transactions and balances have been eliminated.

Where a Group subsidiary is a separate legal entity and determined to be an investment company as defined under the American Institute of Certified Public Accountants (AICPA) Investment Company Guide, interests in other entities held by this Group subsidiary are not consolidated and are carried at fair value.

Group entities that qualify as broker-dealer entities as defined by the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealers’ operations are consolidated regardless of holding intent.

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of income.

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

Fair value measurement and option
The Group adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157) and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159) on January 1, 2007. SFAS 157 establishes a single authoritative definition of fair value and sets out a framework for measuring fair value and SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities. The availability of this alternative measurement treatment is referred to as the fair value option. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g. a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.

Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to SFAS 159, and any resulting change in fair value is reported in trading revenues. The Group has elected the fair value basis of accounting on some of its agreements.

Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Securities lending transactions against non-cash collateral in which the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. In the case where the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues.

Securitization
The Group securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. Interests in the securitized assets may be retained in various forms such as interest-only strips, senior or subordinated tranches or residual interests. Residual interests are recorded at fair value and reported in trading assets and the resulting gains or losses are recorded in trading revenues.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, certain loans held in broker/dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.

Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of income. Once separated, the derivative is recorded in the same line item in the consolidated balance sheets as the host instrument.

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

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of proprietary models using various input parameters. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, fair values are recorded on a gross basis.

Where hedge accounting is applied, the Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Group discontinues hedge accounting prospectively in the following circumstances:

(i) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(ii) the derivative expires or is sold, terminated or exercised;
(iii) the derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(iv) the designation of the derivative as a hedging instrument is otherwise no longer appropriate.
For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statements of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

When the Group discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statements of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statements of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statements of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI. These amounts are reclassified into the line item in the consolidated statements of income in which the hedged item is recorded when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in the consolidated statements of income or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statements of income in the same period or periods during which the formerly hedged transaction is reported in the consolidated statements of income. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statements of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in trading revenues. The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI to the extent the hedge is effective.

Investment securities
Investment securities include debt securities classified as held-to-maturity and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade-date basis.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI. Amounts reported in AOCI are net of income taxes.

Amortization of premiums or discounts is recorded in interest and dividend income using the effective yield method through the maturity date of the security.
Recognition of an impairment loss on debt securities is recorded in the consolidated statements of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in interest rates to the extent the Group has the intent and ability to hold the debt security for a reasonable period of time sufficient for a forecasted recovery of the decline in fair value below cost.

Recognition of an impairment loss on equity securities is recorded in the consolidated statements of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of income when a decision has been taken to sell a security.
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for according to the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected fair value basis of accounting on some of its equity method investments.

The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment or at fair value if elected under the fair value option. Non-marketable equity securities held by the Group’s subsidiaries that are determined to be investment companies as defined in the AICPA Investment Company Guide are carried at fair value, with changes in fair value recorded in the consolidated statements of income.

Equity method investments and non-marketable equity securities held by broker-dealer entities as defined by the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues.

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

Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of income in provision for credit losses and in interest income (for provisions on past due interest).

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimate process are consumer and commercial loans that have been specifically identified as impaired or are held at fair value. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience and recorded in other liabilities. Changes in the estimate of losses for lending-related commitments are recorded in the consolidated statements of income in provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of estimated future cash flows. For collateral dependent impaired loans, impairment charges are measured using the fair value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statements of income. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount, if necessary, and the loan is then written off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and non-interest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.
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

Loans held-for-sale
Loans, which the Group has the intent and ability to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Gains and losses on loans held-for-sale are recorded in other revenues.

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only if the Group’s estimate of cash to be received decreases below the estimate at the time of acquisition. Increases in the estimated expected recovery is recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.

Loans held at fair value under the fair value option
Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues. The application of the fair value option does not change the loan’s classification. Loan commitments carried at fair value are recorded in other assets or other liabilities, respectively. The Group has elected the fair value option at the total loan facility level.

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful life. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful lives, generally three to five years.

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

The Group reflects finance leasing activities for which it is the lessee by recording an asset in premises and equipment and a corresponding liability in other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset’s estimated useful life or the lease term.

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

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized. Beginning January 1, 2006, mortgage servicing rights are included in unamortized other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Prior to this date, mortgage servicing rights were classified as amortized other intangible assets. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Group evaluates premises and equipment and other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded in general and administrative expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

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

Effective January 1, 2007, the Group adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Under FIN 48, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination based on technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Life settlement contracts
Life settlement contracts are initially recognized at the transaction price and are recorded in trading assets unless the Group elects to apply the investment method. The contracts that are not accounted for under the investment method are carried at fair value.

Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value in which case an impairment allowance is established so that the carrying value does not exceed fair value.

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

Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations (PBO) and the current and past service costs related to its defined benefit and other postretirement benefit plans. The measurement date used by the Group to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Group management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

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

Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Group’s defined benefit postretirement and pension plans are recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Share-based compensation
Effective January 1, 2005, the Group early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), “Accounting for Stock-based Compensation” (SFAS 123(R)). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of income over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005, that were previously accounted for under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB 25), compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis.

The Group uses the tax law ordering approach to determine the portion of the total tax expense that relates to windfall tax benefits that are to be recorded in additional paid-in capital. In addition, it elected to use the practical transition option allowed under FASB Staff Position (FSP) No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” in determining the amount of windfall tax benefits recorded in additional paid-in capital arising on awards that were fully vested prior to the adoption of SFAS 123(R).

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

Certain employees own non-substantive equity interests in the form of carried interests in private equity funds managed by the Group. Expenses recognized under these ownership interests are reflected in the consolidated statements of income in compensation and benefits.

The Group has certain option plans outstanding, primarily related to 1999 and prior years, which include a cash settlement feature. For those plans, liability award accounting is applied until settlement of the awards.

Own shares and own bonds
The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders’ equity. Derivatives on own shares are recorded as assets or liabilities or as equity. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in total shareholders’ equity are excluded from the consolidated statements of income. Purchases of own bonds are recorded as an extinguishment of debt.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market (LOCOM) are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income. For further information on interest on loans, refer to the section Loans.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance-linked fees or fee components are recognized when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees.

Transaction-related expenses are deferred until the related revenue is recognized assuming they are deemed direct and incremental; otherwise, they are expensed as incurred.
In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items. This evaluation is made on a transaction by transaction basis.

If the criteria noted are met, then the transaction is considered a multiple-deliverable arrangement where revenue recognition is determined separately for each deliverable. The consideration received on the total arrangement is allocated to the multiple deliverables based on the relative fair value of each deliverable.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
Recently adopted accounting standards
EITF 06-11
In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividend on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early application is permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Group early adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

SFAS 159
In February 2007, the FASB issued SFAS 159. SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 33 – Financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 33 – Financial instruments.

SAB 108
In September 2006, the US Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 on Quantifying Misstatements (SAB 108). SAB 108 requires registrants to use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides guidance on correcting errors under this approach as well as providing transition guidance on correcting errors that existed prior to application of SAB 108. The guidance in SAB 108 was effective for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 as of December 31, 2006, did not have a material impact on the Group’s financial condition, results of operations or cash flows nor were any prior periods restated.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income, including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

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

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan were effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion.
The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.
FIN 48
In July 2006, the FASB issued FIN 48. FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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

The provisions of FIN 48 were effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in opening retained earnings of CHF 13 million.

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Group and applied July 1, 2006 to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. The adoption of FSP FIN 46(R)-6 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FASB Technical Bulletin (FTB) 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 allows a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the consolidated statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized and no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 was effective for fiscal years beginning after June 15, 2006, with early adoption permitted; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (SFAS 156). SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods with changes in fair value recognized in the consolidated statement of income. SFAS 156 permits an irrevocable election to apply fair value measurement for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the method in which the economic risks are managed. SFAS 156 was effective on a prospective basis for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the consolidated statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the FASB ratified EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FSP No. Statement of Position (SOP) 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

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

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB Opinion No. 20, “Accounting Changes.” SFAS 154 was effective for the Group as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SOP 03-3
In December 2003, the AICPA issued SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3:

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

Standards to be adopted in future periods
FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Group will be adopting FSP FIN 39-1 on a prospective basis. The Group does not expect that the adoption of FSP FIN 39-1 will have a material impact on the Group’s financial condition, results of operation or cash flows.

SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 also retains the staff view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The guidance of SAB 109 is effective on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Group does not expect that the adoption of SAB 109 will have a material impact on the Group’s financial condition, results of operation or cash flows.

SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The guidance in SFAS 141(R) is effective on a prospective basis to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 141(R).

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in the consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 applies prospectively as of January 1, 2009, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The Group is currently evaluating the impact of adopting SFAS 160.

FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP FAS 140-3 is effective for prospective transactions entered into in fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group is currently evaluating the impact of adopting FSP FAS 140-3.

3 Business developments
The Group’s significant divestitures and acquisitions for the years ended December 31, 2007 and 2006, respectively, are discussed below. There were no significant divestitures or acquisitions related to the banking business in 2005.

Divestitures
Effective December 22, 2006, the Group sold Winterthur to AXA S.A. For further information on this divestiture, refer to Note 4 – Discontinued operations.
Acquisitions
In 2007, the Group completed its acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil, for CHF 421 million. The Group expects to acquire the remaining interests over a period of five years. In addition, the Group acquired Lime Financial Services, a wholesale nonprime residential lender based in Lake Oswego, Oregon.

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
Income from discontinued operations
in	2006	2005

Discontinued operations (CHF million)

Total revenues	29,718	30,363

Total expenses	(28,123)	(28,621)

Income before taxes from discontinued operations	1,595	1,742

Net capital gain on disposal of stock	1,817	–

Income tax expense	342	432

Income from discontinued operations, net of tax	3,070	1,310

5 Segment information
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest (SEI) in such revenues and expenses are reported as minority interests without SEI. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income from continuing operations before taxes
in	2007	2006	2005

Net revenues (CHF million)

Private Banking	13,522	11,678	10,495

Investment Banking	18,958	20,469	15,547

Asset Management	2,577	2,861	2,801

Corporate Center	(104)	(68)	(428)

Minority interests without SEI	4,782	3,663	2,074

Net revenues	39,735	38,603	30,489

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes (CHF million)

Private Banking	5,486	4,596	3,966

Investment Banking	3,649	5,951	1,599

Asset Management	354	508	1,006

Corporate Center	(341)	(315)	(1,212)	[1]

Minority interests without SEI	4,600	3,560	2,042

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	13,748	14,300	7,401

1 During 2005, the Group recorded a CHF 630 million charge related to certain share-based compensation-related adjustments in the Corporate Center to reflect the difference between the accounting treatment used for reporting operating segment results and the treatment as per SFAS 123(R).

Total assets
end of	2007	2006

Total assets (CHF million)

Private Banking	376,800	340,741

Investment Banking	1,140,740	1,046,557

Asset Management	27,784	20,448

Corporate Center	(201,947)	(167,794)

Minority interests without SEI	17,303	16,004

Total assets	1,360,680	1,255,956

Net revenues and income from continuing operations before taxes by geographic location
in	2007	2006	2005

Net revenues (CHF million)

Switzerland	11,726	10,426	9,131

EMEA	10,816	9,165	7,347

Americas	14,601	16,344	11,772

Asia Pacific	2,592	2,668	2,239

Net revenues	39,735	38,603	30,489

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes (CHF million)

Switzerland	4,198	4,147	2,855

EMEA	3,648	2,236	1,518

Americas	5,971	7,571	2,786

Asia Pacific	(69)	346	242

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	13,748	14,300	7,401

The designation of net revenues and income from continuing operations before taxes is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2007	2006

Total assets (CHF million)

Switzerland	178,534	161,064

EMEA	457,434	399,740

Americas	610,339	582,592

Asia Pacific	114,373	112,560

Total assets	1,360,680	1,255,956

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2007	2006	2005

Net interest income (CHF million)

Loans	9,007	7,509	6,091

Investment securities	743	696	517

Trading assets	22,986	17,659	13,794

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,471	19,141	12,684

Other	7,355	5,264	3,030

Interest and dividend income	62,562	50,269	36,116

Deposits	(15,931)	(12,396)	(7,520)

Short-term borrowings	(971)	(630)	(355)

Trading liabilities	(8,665)	(6,606)	(4,845)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,132)	(17,878)	(11,674)

Long-term debt	(4,736)	(4,471)	(3,957)

Other	(2,674)	(1,722)	(847)

Interest expense	(54,109)	(43,703)	(29,198)

Net interest income	8,453	6,566	6,918

7 Commissions and fees
in	2007	2006	2005

Commissions and fees (CHF million)

Lending business	2,054	1,602	1,162

Investment and portfolio management	6,221	5,241	4,579

Other securities business	231	212	179

Fiduciary	6,452	5,453	4,758

Underwriting	1,810	2,755	2,522

Brokerage	5,848	5,129	3,634

Underwriting and brokerage	7,658	7,884	6,156

Other customer services	3,165	2,708	2,247

Commissions and fees	19,329	17,647	14,323

8 Other revenues
in	2007	2006	2005

Other revenues (CHF million)

Minority interests without SEI	4,674	3,559	2,085

Loans held-for-sale	(638)	31	62

Long-lived assets held-for-sale	59	22	35

Equity method investments	196	124	286

Other investments	1,049	916	834

Other	465	310	312

Other revenues	5,805	4,962	3,614

9 Provision for credit losses
in	2007	2006	2005

Provision for credit losses (CHF million)

Allowance for loan losses	40	(128)	(134)

Discontinued operations	0	0	(5)

Provisions for lending-related and other exposures	200	17	(5)

Provision for credit losses	240	(111)	(144)

10 Compensation and benefits
in	2007	2006	2005

Compensation and benefits (CHF million)

Salaries and bonuses	14,504	14,005	12,518

Social security	876	892	713

Other	839	800	743

Compensation and benefits	16,219	15,697	13,974

11 General and administrative expenses
in	2007	2006	2005

General and administrative expenses (CHF million)

Occupancy expenses	911	888	836

IT, machinery, etc.	519	525	521

Provisions and losses [1]	115	(199)	1,332

Travel and entertainment	628	632	564

Professional services	2,383	2,219	1,974

Depreciation of property and equipment	859	831	869

Amortization and impairment of other intangible assets	36	183	97

Other	1,465	1,366	1,185

General and administrative expenses	6,916	6,445	7,378

1 Includes provisions for litigation in 2005 and credits for insurance settlements for litigation and related costs in 2006.

12 Earnings per share
in	2007	2006	2005

Net income (CHF million)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7,760	8,281	4,526

Income from discontinued operations, net of tax	0	3,070	1,310

Extraordinary items, net of tax	0	(24)	0

Cumulative effect of accounting changes, net of tax	–	–	14

Net income	7,760	11,327	5,850

Net income available for common shares for basic earnings per share	7,760	11,327	5,759

Net income available for common shares for diluted earnings per share	7,760	11,327	5,950

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,044.6	1,099.9	1,114.6

Dilutive convertible securities	0.0	0.0	32.9

Dilutive share options and warrants	10.4	14.2	10.3

Dilutive share awards	60.2	38.2	27.9

Weighted-average shares outstanding for diluted earnings per share [1]	1,115.2	1,152.3	1,185.7

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7.43	7.53	3.98

Income from discontinued operations, net of tax	0.00	2.79	1.18

Extraordinary items, net of tax	0.00	(0.02)	0.00

Cumulative effect of accounting changes, net of tax	–	–	0.01

Net income	7.43	10.30	5.17

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	6.96	7.19	3.90

Income from discontinued operations, net of tax	0.00	2.66	1.11

Extraordinary items, net of tax	0.00	(0.02)	0.00

Cumulative effect of accounting changes, net of tax	–	–	0.01

Net income	6.96	9.83	5.02

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 31.2 million, 38.0 million and 56.0 million for 2007, 2006 and 2005, respectively.

13 Securities borrowed, lent and subject to repurchase agreements
end of	2007	2006

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	185,097	171,211

Deposits paid for securities borrowed	111,612	147,837

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	319,048

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	244,682	244,544

Deposits received for securities lent	55,699	43,900

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	288,444

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2007 and 2006.

14 Trading assets and liabilities
end of	2007	2006

Trading assets (CHF million)

Debt securities	208,913	214,276

Equity securities [1]	195,243	149,684

Derivative instruments	98,485	58,152

Other	29,442	28,668

Trading assets	532,083	450,780

Trading liabilities (CHF million)

Short positions	122,720	139,786

Derivative instruments	79,089	58,636

Trading liabilities	201,809	198,422

1 Including convertible bonds.

15 Investment securities
end of	2007	2006

Investment securities (CHF million)

Debt securities held-to-maturity	277	773

Securities available-for-sale	15,454	20,621

Total investment securities	15,731	21,394

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2007 (CHF million)

Debt securities issued by foreign governments	248	1	0	249

Other	29	2	0	31

Debt securities held-to-maturity	277	3	0	280

Debt securities issued by the Swiss federal, cantonal or local governmental entities	332	1	2	331

Debt securities issued by foreign governments	14,284	16	504	13,796

Corporate debt securities	860	0	12	848

Other	260	2	2	260

Debt securities available-for-sale	15,736	19	520	15,235

Equity securities available-for-sale	174	45	0	219

Securities available-for-sale	15,910	64	520	15,454

2006 (CHF million)

Debt securities issued by foreign governments	744	1	0	745

Other	29	0	0	29

Debt securities held-to-maturity	773	1	0	774

Debt securities issued by the Swiss federal, cantonal or local governmental entities	316	4	0	320

Debt securities issued by foreign governments	18,960	9	592	18,377

Corporate debt securities	983	2	1	984

Other	666	12	1	677

Debt securities available-for-sale	20,925	27	594	20,358

Equity securities available-for-sale	202	61	0	263

Securities available-for-sale	21,127	88	594	20,621

Gross unrealized losses on investment securities and the related fair value
		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2007 (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	137	2	20	0	157	2

Debt securities issued by foreign governments	60	1	12,657	503	12,717	504

Corporate debt securities	220	9	98	3	318	12

Other	85	2	68	0	153	2

Debt securities available-for-sale	502	14	12,843	506	13,345	520

2006 (CHF million)

Debt securities issued by foreign governments	1,411	4	16,450	588	17,861	592

Corporate debt securities	212	1	5	0	217	1

Other	430	1	0	0	430	1

Debt securities available-for-sale	2,053	6	16,455	588	18,508	594

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Group has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
			Debt securities			Equity securities

in	2007	2006	2005	2007	2006	2005

Additional information (CHF million)

Proceeds from sales	2,878	1,248	383	26	8	30

Realized gains	24	70	22	8	2	14

Realized losses	(7)	(79)	(11)	0	0	(29)

Amortized cost, fair value and average yield of debt securities
			Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2007 (CHF million)

Due within 1 year	0	0	–	3,054	3,033	3.46

Due from 1 to 5 years	277	280	4.11	7,153	6,930	2.88

Due from 5 to 10 years	0	0	–	5,399	5,152	3.35

Due after 10 years	0	0	–	130	120	2.86

Total debt securities	277	280	4.11	15,736	15,235	3.16

16 Other investments
end of	2007	2006

Other investments (CHF million)

Equity method investments	2,562	1,401

Non-marketable equity securities [1]	25,020	18,574

Real estate held for investment	486	448

Life settlement contracts on investment method	52	55

Total other investments	28,120	20,478

1 Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

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
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. No significant impairment charges were recorded in 2007 and 2006. In 2005, impairment charges of CHF 20 million were recorded and included in other revenues in the consolidated statements of income.

The accumulated depreciation related to real estate held for investment amounted to CHF 367 million, CHF 400 million and CHF 1,659 million for 2007, 2006 and 2005, respectively.
17 Loans
end of	2007	2006

Loans (CHF million)

Banks	1	24

Commercial	45,351	43,618

Consumer	86,220	82,768

Public authorities	1,283	1,263

Lease financings	3,263	3,360

Switzerland	136,118	131,033

Banks	10,609	8,940

Commercial	71,846	50,935

Consumer	21,508	17,562

Public authorities	1,592	905

Lease financings	115	228

Foreign	105,670	78,570

Gross loans	241,788	209,603

Net (unearned income)/deferred expenses	(20)	8

Allowance for loan losses	(1,234)	(1,484)

Net loans	240,534	208,127

Impaired loan portfolio (CHF million)

Gross impaired loans	1,946	2,131

of which with a specific allowance	1,563	1,802

of which without a specific allowance	383	329

in	2007	2006	2005

Allowance for loan losses (CHF million)

Balance at beginning of period	1,484	2,241	3,038

Change in accounting [1]	(61)	0	0

Discontinued operations	0	(51)	0

Net additions charged to statements of income	40	(128)	(134)

Gross write-offs	(295)	(731)	(967)

Recoveries	93	141	136

Net write-offs	(202)	(590)	(831)

Provisions for interest	1	48	67

Foreign currency translation impact and other adjustments, net	(28)	(36)	101

Balance at end of period	1,234	1,484	2,241

of which a specific allowance	850	1,091	1,847

of which an inherent credit loss allowance	384	393	394

1 Related to the adoption of SFAS 159.

As of December 31, 2007 and 2006, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

in / end of	2007	2006	2005

Additional loan information (CHF million)

Average balance of impaired loans	1,909	2,370	3,828

Interest income which was recognized	29	25	29

Interest income recognized on a cash basis	29	36	47

Net gains/(losses) on the sale of loans	(638)	31	62

Total non-performing loans	1,350	1,592	2,168

18 Premises and equipment
end of	2007	2006

Premises and equipment (CHF million)

Buildings and improvements	3,869	3,904

Land	892	934

Leasehold improvements	1,764	1,739

Software	2,234	1,946

Equipment	3,008	3,393

Premises and equipment	11,767	11,916

Accumulated depreciation	(5,618)	(5,926)

Total premises and equipment, net	6,149	5,990

The carrying value of the Group’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. No significant impairment charges were recorded in 2007, 2006 and 2005.

19 Goodwill
	Private Banking		Investment Banking		Asset Manage- ment		Other	Credit Suisse Group

2007 (CHF million)

Balance at beginning of period	791		7,809		2,423		0	11,023

Goodwill acquired during the year	208	[1]	157	[2]	197	[1]	0	562

Other	(24)		(501)		(178)		0	(703)

Balance at end of period	975		7,465		2,442		0	10,882

2006 (CHF million)

Balance at beginning of period	793		8,246		2,567		1,326	12,932

Goodwill acquired during the year	1		52		0		0	53

Discontinued operations	0		0		0		(1,326)	(1,326)

Other	(3)		(489)		(144)		0	(636)

Balance at end of period	791		7,809		2,423		0	11,023

1 Primarily Hedging-Griffo. 2 Primarily Lime Financial Services and Hedging-Griffo.

As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. During 2007, the Group completed several acquisitions that generated goodwill upon consolidation. The most significant was the acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil. Additionally, the Group acquired Lime Financial Services, a subprime wholesale loan origination company in the US. The decrease in goodwill in 2007 was primarily caused by foreign exchange fluctuations in goodwill denominated in US dollars.

The decrease in goodwill in 2006, which is included in discontinued operations, is due to the sale of Winterthur. For further information on this divestiture, refer to Note 4 – Discontinued operations. The remaining decrease in goodwill in 2006 was primarily caused by foreign exchange fluctuations in goodwill denominated in US dollars.

20 Other intangible assets
			2007			2006

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	31	(23)	8	33	(24)	9

Client relationships	381	(227)	154	388	(217)	171

Other	116	(115)	1	122	(115)	7

Total amortized other intangible assets	528	(365)	163	543	(356)	187

Unamortized other intangible assets	281	–	281	289	–	289

Total other intangible assets	809	(365)	444	832	(356)	476

In connection with its adoption of SFAS 156 as of January 1, 2006, the Group reclassified mortgage servicing rights into unamortized other intangible assets. As of December 31, 2007 and 2006, the fair value of mortgage servicing rights was CHF 179 million and CHF 181 million, respectively.

The aggregate amortization expenses for 2007, 2006 and 2005 were CHF 30 million, CHF 44 million and CHF 442 million, respectively. Prior year amortization expense is not adjusted for discontinued operations.

In 2007, 2006 and 2005, impairment charges of CHF 6 million, CHF 139 million and CHF 13 million, respectively, were recorded.

Estimated amortization expenses (CHF million)

2008	25

2009	22

2010	16

2011	15

2012	15

21 Life settlement contracts
2007	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	178	332	259	268	378	4,919	6,334

Carrying value, in CHF m	10	21	15	16	26	1,993	2,081

Face value, in CHF m	11	22	15	17	38	4,926	5,029

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF m	–	–	–	–	–	52	52

Face value, in CHF m	–	–	–	–	–	81	81

2006

Fair value method

Number of contracts	72	213	351	248	191	3,462	4,537

Carrying value, in CHF m	3	10	21	15	9	258	316

Face value, in CHF m	3	11	23	16	11	613	677

Investment method

Number of contracts	–	–	–	–	–	5	5

Carrying value, in CHF m	–	–	–	–	–	55	55

Face value, in CHF m	–	–	–	–	–	102	102

Realized gains on life settlement contracts accounted for under the fair value method in 2007 and 2006 amounted to CHF 2 million and CHF 113 million, respectively. On contracts that were held as of December 31, 2007 and 2006, an unrealized loss of CHF 1 million and an unrealized gain of CHF 21 million, respectively, was recognized.

No life insurance premiums are anticipated to be paid for those contracts accounted for under the investment method as of December 31, 2007, for each of the next five years.
Central to the calculation of fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

22 Other assets and other liabilities
end of	2007	2006

Other assets (CHF million)

Cash collateral on derivative instruments	18,766	14,917

Derivative instruments used for hedging	1,065	2,220

Brokerage receivables	54,883	49,223

Assets held-for-sale	48,206	53,346

of which loans	47,975	53,178

of which real estate	231	168

Interest and fees receivable	10,808	8,817

Deferred tax assets	5,804	5,317

Prepaid expenses	565	477

Other	19,399	14,770

Other assets	159,496	149,087

Other liabilities (CHF million)

Cash collateral on derivative instruments	49,307	22,855

Derivative instruments used for hedging	84	970

Brokerage payables	55,808	33,185

Provisions [1]	2,279	2,104

of which off-balance sheet risk	268	140

Interest and fees payable	11,829	12,300

Current tax liabilities	3,341	2,971

Deferred tax liabilities	787	779

Failed sales	10,627	18,384

Other	30,359	26,487

Other liabilities	164,421	120,035

1 Includes provisions for bridge commitments.

As of December 31, 2007, the Group held CHF 48.0 billion of loans held-for-sale, including CHF 4.3 billion in restricted loans, which represented collateral on secured borrowings, and CHF 7.0 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales.

The Group acquired certain loans during 2007 for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable at acquisition that all contractually required payments would not be collected. Those loans are held-for-sale and accounted for at LOCOM, consistent with other loans held-for-sale. No yield adjustment is recorded for the anticipated receipt of excess cash flows over the acquisition amount as the Group cannot reasonably estimate the cash flows which ultimately may be collected. At acquisition date, these loans amounted to CHF 64 million with remaining contractually required payments of CHF 144 million. As of December 31, 2007, the carrying amount of purchased impaired loans was CHF 70 million.

23 Deposits
			2007			2006

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	9,708	1,648	11,356	9,066	951	10,017

Interest-bearing demand deposits	48,276	28,723	76,999	47,275	21,124	68,399

Savings deposits	39,303	38	39,341	42,070	24	42,094

Time deposits	68,171	230,502	298,673	53,464	214,404	267,868

Total deposits	165,458	260,911	426,369	151,875	236,503	388,378

of which due to banks	–	–	90,864	–	–	97,514

of which customer deposits	–	–	335,505	–	–	290,864

The designation of deposits in Switzerland versus Foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2007 and 2006, CHF 126 million and CHF 187 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2007 and 2006, the Group had CHF 296.1 billion and CHF 266.0 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

24 Long-term debt
end of	2007	2006

Long-term debt (CHF million)

Senior	141,675	129,919

Subordinated	18,482	17,913

Long-term debt	160,157	147,832

of which reported at fair value	111,293	44,709

Total long-term debt is comprised of debt issuances managed by Global Treasury which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both CHF- and non-CHF-denominated fixed and variable rate bonds.

The Group actively manages the interest rate risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps, in particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group has elected to fair value this fixed rate debt in accordance with the provisions of SFAS 159, with changes in fair value recognized as a component of trading revenues.

The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, whose payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. Upon the adoption of SFAS 155, the Group elected to account for substantially all of these instruments at fair value. Changes in the fair value of these instruments are recognized as a component of trading revenues.

The interest rate ranges presented in the table below are based on the contractual terms of the Group’s vanilla debt. Interest rate ranges for future coupon payments on structured products for which fair value has been elected are not included in the table below as these coupons are dependent upon the embedded derivative and prevailing market conditions at the time each coupon is paid. In addition, the effects of derivatives used for hedging are not included in the interest rates range on the associated debt.

Long-term debt by maturities
end of	2008	2009	2010	2011	2012	Thereafter	Total

Parent company (CHF million)

Senior debt
Fixed rate	499	498	–	–	1,290	–	2,287

Variable rate	–	–	–	–	–	463	463

Interest rates (range in %) [1]	3.5	3.5	–	–	3.1	–	–

Subordinated debt
Fixed rate	–	–	1,418	663	265	3,315	5,661

Interest rates (range in %) [1]	–	–	6.5-8.0	6.9	3.2	3.6-8.5	–

Subtotal - Parent company	499	498	1,418	663	1,555	3,778	8,411

Subsidiaries (CHF million)

Senior debt
Fixed rate	3,754	4,277	5,171	6,106	4,294	14,282	37,884

Variable rate	25,393	22,451	17,769	11,417	9,788	14,223	101,041

Interest rates (range in %) [1]	1.1-15.1	1.1-5.4	1.5-5.5	1.6-8.3	1.8-9.8	2.0-12.3	–

Subordinated debt
Fixed rate	1,093	2,062	1,121	592	137	6,149	11,154

Variable rate	180	–	–	–	–	1,487	1,667

Interest rates (range in %) [1]	4.3-8.6	4.0-8.3	2.2-8.3	4.3-4.4	4.4	3.7-10.3	–

Subtotal - Subsidiaries	30,420	28,790	24,061	18,115	14,219	36,141	151,746

Total long-term debt	30,919	29,288	25,479	18,778	15,774	39,919	160,157

of which structured notes	16,989	15,775	15,793	7,827	6,412	13,117	75,913

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by certain subsidiaries, on a senior and subordinated basis. The Group amended its shelf registration statement at the end of March 2007 to add the Bank as an issuer of non-convertible debt securities. For further information on the subsidiary guarantees, refer to Note 39 - Supplementary subsidiary guarantee information.

The Group maintains a Euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior and subordinated debt securities notes up to EUR 15 billion.

Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, maintains a JPY 500 billion samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

There are no significant restrictions on the ability of the Group to obtain funds from its subsidiaries by dividends or loans.
25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other comprehen- sive income

2007 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	–	(2,110)	(117)	(5,033)

Increase/(decrease)	8	(1,783)	9	–	1,075	(39)	(730)

Decrease due to equity method investments	(41)	0	0	–	0	0	(41)

Reclassification adjustments, included in net income	(5)	0	(11)	–	93	25	102

Adoption of SFAS 159, net of tax	6	0	4	–	0	0	10

Balance at end of period	(74)	(4,661)	116	–	(942)	(131)	(5,692)

2006 (CHF million)

Balance at beginning of period	77	(2,497)	1,156	(642)	0	0	(1,906)

Increase/(decrease)	(115)	(832)	(528)	101	0	0	(1,374)

Decrease due to equity method investments	(40)	0	0	0	0	0	(40)

Reclassification adjustments, included in net income [1]	36	451	(514)	92	0	0	65

Adoption of SFAS 158, net of tax	0	0	0	449	(2,110)	(117)	(1,778)

Balance at end of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

2005 (CHF million)

Balance at beginning of period	27	(3,998)	1,068	(820)	–	–	(3,723)

Increase/(decrease)	40	1,511	539	178	–	–	2,268

Reclassification adjustments, included in net income	10	(10)	(451)	–	–	–	(451)

Balance at end of period	77	(2,497)	1,156	(642)	–	–	(1,906)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 26 - Tax and Note 29 - Pension and other post-retirement benefits.
1 Reflects primarily the sale of Winterthur.

26 Tax
Income from continuing operations before taxes in Switzerland and foreign countries
in	2007	2006	2005

Income from continuing operations before taxes (CHF million)

Switzerland	4,198	4,147	2,855

Foreign	9,550	10,153	4,546

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	13,748	14,300	7,401

Details of current and deferred taxes
in	2007	2006	2005

Current and deferred taxes (CHF million)

Switzerland	795	736	790

Foreign	1,531	1,007	719

Current income tax expense	2,326	1,743	1,509

Switzerland	204	131	16

Foreign	(1,280)	515	(598)

Deferred income tax expense/(benefit)	(1,076)	646	(582)

Income tax expense	1,250	2,389	927

Income tax expense on discontinued operations	0	342	432

Income tax expense/(benefit) on cumulative effect of accounting changes	–	–	6

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	1	(4)	18

Cumulative translation adjustment	(97)	(56)	47

Unrealized gains/(losses) on securities	4	22	44

Minimum pension liability adjustment	–	67	(24)

Actuarial gains/(losses)	358	(537)	–

Net prior service cost	(3)	(31)	–

Dividends	1	0	0

Cumulative effect of accounting changes	(288)	(3)	–

Share-based compensation and treasury shares	(42)	(273)	(2)

Reconciliation of taxes computed at the Swiss statutory rate
in	2007	2006	2005

Taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	3,025	3,146	1,628

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(293)	313	(157)

Non-deductible amortization of intangible assets and goodwill impairment	8	59	23

Other non-deductible expenses	375	312	237

Additional taxable income	296	335	288

Lower taxed income	(1,130)	(801)	(509)

Income taxable to minority interests	(1,050)	(783)	(449)

Changes in tax law and rates	31	3	(1)

Changes in deferred tax valuation allowance [1]	690	(35)	(244)

Other [2]	(702)	(160)	111

Income tax expense	1,250	2,389	927

1 In 2007, 2006 and 2005 there was a tax benefit of CHF 39 million, CHF 115 million and CHF 325 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net operating loss carry-forwards, offset by additions. 2 Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions. Included in 2006 and 2005 is an amount of CHF 109 million and CHF 131 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2007 and 2005 also included a charge of CHF 11 million and CHF 146 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2007, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 12.8 billion. No deferred tax was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2007	2006

Tax effect of temporary differences (CHF million)

Employment compensation and benefits	2,331	2,532

Loans	780	184

Investment securities	33	68

Provisions	523	1,006

Derivatives	121	151

Real estate	64	83

Net operating loss carry-forwards	3,675	2,000

Other	207	307

Gross deferred tax assets before valuation allowance	7,734	6,331

Less valuation allowance	(1,384)	(728)

Gross deferred tax assets net of valuation allowance	6,350	5,603

Employment compensation and benefits	(235)	(323)

Loans	(14)	(58)

Investment securities	(277)	(46)

Business combinations	(397)	(211)

Derivatives	(110)	(110)

Leasing	(92)	(189)

Real estate	(78)	(92)

Other	(130)	(36)

Gross deferred tax liabilities	(1,333)	(1,065)

Net deferred tax assets	5,017	4,538

Amounts and expiration dates of net operating loss carry-forwards
end of 2007	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	17

Due to expire within 2 to 5 years	351

Due to expire within 6 to 10 years	664

Due to expire within 11 to 20 years	7,396

Amount due to expire	8,428

Amount not due to expire	1,777

Total net operating loss carry-forwards	10,205

Movements in the valuation allowance
in	2007	2006	2005

Movements in the valuation allowance (CHF million)

Balance at beginning of period	728	1,225	1,543

Discontinued operations	0	(326)	0

Net changes	656	(171)	(318)

Balance at end of period	1,384	728	1,225

Prior years not adjusted for discontinued operations.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible and tax loss carry-forwards are realizable, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of income were CHF 825 million, CHF 518 million and CHF 683 million in 2007, 2006 and 2005, respectively. For further information on share-based compensation, refer to Note 27 - Employee share-based compensation and other benefits.

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. The Group realized windfall tax benefits of CHF 73 million, CHF 252 million and CHF 46 million in 2007, 2006 and 2005, respectively, upon settlement of share-based compensation. In 2007, CHF 13 million of tax benefits was recognized in respect of tax on dividend equivalent payments, in accordance with EITF 06-11, which was early adopted by the Group. However, windfall deductions and dividend equivalents aggregating CHF 1.4 billion for 2007 and 2005 did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 560 million tax benefit will be recorded in additional paid-in capital.

FIN 48
The Group adopted the provisions of FIN 48 on January 1, 2007. FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. As a result of FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings.

Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of income was CHF 30 million for 2007 and the amount of interest and penalties recognized in the consolidated balance sheets was CHF 341 million.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
2007 (CHF million)

Balance at beginning of period	1,485

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	199

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(255)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	240

Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(130)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(32)

Other (including foreign currency translation)	(122)

Balance at end of period	1,385

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,412 million and CHF 1,221 million on January 1, 2007 and December 31, 2007, respectively.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 280 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK –1997; and the US – 1993.

27 Employee share-based compensation and other benefits
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

Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 2,669 million, CHF 1,646 million and CHF 2,181 million for 2007, 2006 and 2005, respectively. As of December 31, 2007, the total estimated unrecognized compensation expense of CHF 2,365 million related to non-vested share-based compensation will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but can also issue new shares out of available conditional capital. For the year ended December 31, 2007, the Group delivered approximately 22.1 million shares to employees.

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

The following table illustrates the significant assumptions used to estimate the fair value of share options, Performance Incentive Plan (PIP) and Incentive Share Units (ISU) based on the annual incentive performance bonus process.

Significant fair value assumptions
	2007	2006	2005

Significant assumptions

Expected volatility, in % [1]	22.95	24.80	29.00

Expected dividend yield, in % [1]	2.41	3.24	3.03

Expected risk-free interest rate, in %	2.63	2.36	1.86

Expected term, in years	3	5	5

1 Due to current and changing market conditions, the Group refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

Credit Suisse Incentive Share Unit
Following the integration of Credit Suisse Group’s banking business in 2005 and the launch of the integrated bank in 2006, Credit Suisse Group aligned its share-based compensation plans and introduced the ISU. ISUs, which represent the majority of awards granted subsequent to 2005, ensure a unified approach to share-based compensation as it applies to all employees who receive a bonus above a certain threshold. Previously granted awards will continue to settle under their original terms and are not affected by the ISU.

An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share (“ISU Base Unit”) and could receive additional shares (“ISU Leverage Unit”) if the monthly average Credit Suisse Group share price increases during the three-year contractual term of the award as compared to the baseline Credit Suisse Group share price determined on the grant date. The number of ISU Leverage Units to be converted to shares will be determined by multiplying the total number of ISU Base Units granted, less any forfeitures, by the leverage payout ratio defined in the terms and conditions of the award. Each ISU Base Unit will vest at a rate of one third of a share per year over three years, with the ISU Leverage Units vesting on the third anniversary of the grant date, depending on the development of the Credit Suisse Group share price. Shares will be delivered for vested ISUs within 120 days of each vesting date. Settlement of ISUs is subject to continued employment at the Group and certain retirement arrangements.

For the ISUs granted on January 23, 2007, the fair value of the ISU Base Unit was CHF 87.30 and the fair value of the 2007 ISU Leverage Unit was CHF 20.85. The total payout for each ISU granted in January 2007 is subject to a cap of three times the value of a Credit Suisse Group share at grant date, which is reached at a monthly average Credit Suisse share price of CHF 132. The compensation expense recognized in 2007 for these awards was CHF 1,159 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 1,530 million and will be recognized over a period of two years. None of the ISUs were vested as of December 31, 2007.

On January 22, 2008, the Group granted 46.4 million ISUs. The fair value of the ISU Base Unit was CHF 54.90, and the fair value of the ISU Leverage Unit was CHF 10.69. The fair value of the ISU Leverage Unit was based on a valuation using an expected volatility of 32.04%, an expected dividend yield of 5.46%, an expected risk-free rate of 2.45% and an expected term of three years. For the ISUs granted in January 2008, there is no cap on the total payout of additional shares, however, the number of additional shares per ISU Base Unit is limited to a maximum of ten shares. The recognition of accounting expense for the ISUs granted on January 22, 2008, began in 2008 and thus had no impact on the 2007 consolidated financial statements. The expected unrecognized compensation expense of CHF 2,839 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
2007	ISU Base

Number of awards (million)

Balance at beginning of period	0.0

Granted	27.2

Settled	(0.4)

Forfeited	(1.4)

Balance at end of period	25.4

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted performance incentive plan share units (“PIP units”) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (“performance conditions”) and (ii) share price performance compared to predefined targets and share price performance relative to peers (“market conditions”). The performance conditions will determine the multiplier, ranging between zero and three for the final number of PIP units. The market conditions will determine the number of shares that each PIP unit will convert into at settlement date. This will range between zero and three shares for PIP I and zero and two shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine shares and the PIP II units granted in 2006 will ultimately settle for between zero and six shares.

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

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance condition as of December 31, 2007, the compensation expense reflects a conversion of each initial PIP I and PIP II award into 3.0 PIP units at the end of the vesting period. However, these estimates depend upon the market environment and the Group’s financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized in 2007 related to PIP I and PIP II was CHF 451 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2007, was CHF 269 million and will be recognized over a period of three years. None of the PIP units were due for settlement as of December 31, 2007.

Performance Incentive Plan activities
		2007		2006		2005

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.3	12.4	0.0	12.8	–	–

Granted	0.4	0.0	6.5	0.0	–	14.1

Settled	0.0	0.0	0.0	(0.1)	–	0.0

Forfeited	(0.2)	(0.1)	(0.2)	(0.3)	–	(1.3)

Balance at end of period	6.5	12.3	6.3	12.4	–	12.8

of which vested	1.7	5.6	0.0	2.6	–	–

of which unvested	4.8	6.7	6.3	9.8	–	12.8

Shares
In addition to the PIP, the Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, the Group introduced the ISU share-based plan described above to replace the phantom share and LPA awards granted in prior years.

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

Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. These special awards may contain vesting conditions depending on the terms of employment.
The compensation expense recognized in 2007 related to shares awarded under phantom share, LPA and special awards was CHF 1,059 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 566 million and will be recognized over a period of four years.

Share award activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	50.9	60.65	47.2	47.89	76.5	47.44

Granted	4.8	81.00	26.3	72.42	23.4	49.42

Settled	(24.6)	56.81	(19.4)	46.42	(47.0)	48.40

Forfeited	(2.3)	62.32	(3.2)	55.58	(5.7)	43.89

Balance at end of period	28.8	67.20	50.9	60.65	47.2	47.89

of which vested	0.3	–	2.8	–	4.0	–

of which unvested	28.5	–	48.1	–	43.2	–

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

The weighted-average fair value of options granted during 2006 and 2005 was CHF 12.12 and CHF 9.50, respectively. There were no options granted during 2007. As of December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable was CHF 454 million and the weighted-average remaining contractual term was 3.5 years. As of the exercise date, the total intrinsic value of options exercised during 2007, 2006 and 2005 was CHF 318 million, CHF 235 million and CHF 141 million, respectively. Cash received from option exercises during 2007, 2006 and 2005 was CHF 350 million, CHF 330 million and CHF 196 million, respectively.

As of December 31, 2007, there were 2.5 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 69.68 and a weighted-average remaining contractual term of 1.9 years. During 2007, there were 0.3 million exercises of options with a cash settlement feature, no forfeitures and 0.7 million of these options were settled for CHF 23.7 million in cash.

Share option activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share options

Balance at beginning of period	49.0	59.64	57.7	57.48	64.8	55.01

Granted	–	–	0.1	71.60	0.1	48.05

Exercised	(7.8)	47.50	(7.5)	44.44	(6.2)	31.93

Settled	(0.7)	60.19	(0.6)	59.34	(0.1)	65.88

Forfeited	(0.7)	75.31	(0.6)	51.55	(0.6)	50.03

Expired	(0.2)	35.52	(0.1)	17.65	(0.3)	57.09

Balance at end of period	39.6	61.86	49.0	59.64	57.7	57.48

Exercisable at end of period	38.2	61.12	44.1	60.24	53.9	58.60

Hedging of awards
Credit Suisse economically hedges its estimated obligation to deliver shares under its employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third party hedge instruments. Additionally, in very limited circumstances the Group may use its approved conditional capital to obtain shares for delivery of its share-based awards. The Group periodically revises its estimate of the expected number of shares to be delivered and adjusts its hedging positions accordingly.

28 Related parties
Compensation
For information on compensation to members of the Board of Directors and the Executive Board, refer to Note 3 – Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group.

Loans to members of the Board of Directors and the Executive Board
in	2007	2006	2005

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	32	27	26

Additions	0	6	2

Reductions	(7)	(1)	(1)

Balance at end of period	25	32	27

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	17	13	13

Additions	6	7	4

Reductions	(1)	(3)	(4)

Balance at end of period	22	17	13

A large majority of loans outstanding to members of the Board of Directors and the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or, in case of loans to members of the Executive Board, pursuant to widely available employee benefit plans.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2007, the total exposure to such related parties amounted to CHF 8 million, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s-length. The respective amount as of December 31, 2006, was CHF 3.6 million. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2007, did not exceed in aggregate CHF 47.4 million. The number of individuals with outstanding loans at the beginning and at the end of the year was seven and eight, respectively.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed rate mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. The number of individuals with outstanding loans at the beginning and at the end of the year was six and eight, respectively.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board members assume management functions or board member responsibilities. All relationships between Credit Suisse Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2007 and 2006, of CHF 708 million and CHF 864 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

Loans outstanding made by the Group or any subsidiaries to equity method investees
	2007	2006	2005

Loans outstanding (CHF million)

Balance at beginning of period	181	583	794

Movements	(21)	(402)	(211)

Balance at end of period	160	181	583

29 Pension and other post-retirement benefits
Pension plans at Credit Suisse
The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the US and the UK. The measurement date for the Group’s defined benefit pension and other post-retirement defined benefit plans is September 30.

Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee's retirement. These benefits are determined by taking into account the employee’s pay, years of service and age of retirement. A defined benefit pension plan does not provide participants with an individual account and generally pay the benefits as an annuity. Retirees neither bear the actuarial risk (i.e. the risk that the pension benefit obligation will be higher than expected and/or that the retiree may outlive their retirement income), or bear the investment risk (i.e. that assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions).

Defined contribution plans provide each participant with an individual account. The benefits to be provided to a participant are solely based on the contributions made to that employee’s account and are affected by income, expenses and gains and losses allocated to the account. As such, there are no stipulations of a defined annuity benefit at retirement and the participants bear the full actuarial as well as investment risk.

Swiss pension plans
The Group’s Swiss pension funds cover its employees in Switzerland, and are defined benefit plans set up as trusts domiciled in Zurich. The pension plan benefits meet or exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 80% of all the Group’s employees participating in defined benefit plans, of the fair value of plan assets and of the pension benefit obligation of the defined benefit plans of the Group.

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

Other post-retirement defined benefit plans
The Group’s plans providing post-retirement benefits other than pensions primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health benefits after the employee retires. The Group's obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Defined benefit pension and other post-retirement defined benefit plans
Pension cost
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service costs and actuarial gains or losses recognized in AOCI.

Total pension cost
						Defined benefit pension plans			Other post- retirement defined benefit plans

			Switzerland			International			International

in	2007	2006	2005	2007	2006	2005	2007	2006	2005

Total pension costs (CHF million)

Service costs on benefit obligation	264	280	208	49	53	63	1	2	1

Interest costs on benefit obligation	394	355	391	152	130	122	9	9	9

Expected return on plan assets	(575)	(552)	(537)	(159)	(140)	(143)	–	–	–

Amortization of recognized transition obligation/(asset)	–	–	–	–	(1)	(2)	–	–	–

Amortization of recognized prior service cost	35	30	30	1	1	1	(3)	–	–

Amortization of recognized actuarial (gains)/losses	47	49	–	75	72	48	11	9	8

Net periodic pension costs	165	162	92	118	115	89	18	20	18

Settlement (gains)/losses	–	–	–	–	(5)	–	–	–	–

Curtailment (gains)/losses	–	–	–	–	(9)	–	–	–	–

Total pension costs	165	162	92	118	101	89	18	20	18

Total pension costs reflected in the consolidated statements of income in compensation and benefits – other for 2007, 2006 and 2005 were CHF 301 million, CHF 283 million and CHF 199 million, respectively.

Benefit obligation
The benefit obligation is expressed as either the accumulated benefit obligation (ABO) or the PBO. While the ABO refers to the actuarial present value based upon employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.

The following table shows the changes in PBO and fair value of plan assets, the amounts recognized in the consolidated balance sheets for defined benefit pension and other post-retirement defined benefit plans and ABO.

Funded status of the plans
				Defined benefit pension plans		Other post- retirement defined benefit plans

		Switzerland		International		International

in	2007	2006	2007	2006	2007	2006

PBO (CHF million)

Beginning of the measurement period	12,326	16,140	2,933	4,381	137	183

Plan participant contributions	216	198	–	–	–	–

Service cost	264	280	49	53	1	2

Interest cost	394	355	152	130	9	8

Plan amendments	50	–	–	–	–	(19)

Curtailments	–	–	–	(41)	–	–

Actuarial (gains)/losses	(1,010)	4	(262)	225	15	(5)

Disposals	–	(4,250)	–	(1,771)	–	(14)

Benefit payments	(460)	(401)	(67)	(61)	(7)	(7)

Exchange rate (gains)/losses	–	–	(195)	17	(10)	(11)

End of the measurement period	11,780	12,326	2,610	2,933	145	137

Fair value of plan assets (CHF million)

Beginning of the measurement period	11,384	14,960	2,196	3,150	–	–

Actual return on plan assets	612	421	261	195	–	–

Employer contributions	364	333	368	50	7	7

Plan participant contributions	216	198	–	–	–	–

Curtailments	–	–	–	(42)	–	–

Disposals	–	(4,127)	–	(1,091)	–	–

Benefit payments	(460)	(401)	(67)	(61)	(7)	(7)

Exchange rate gains/(losses)	–	–	(179)	(5)	–	–

End of the measurement period	12,116	11,384	2,579	2,196	–	–

Total amount recognized (CHF million)

Funded status of the plan – over/(underfunded)	336	(942)	(31)	(737)	(145)	(137)

Fourth quarter employer contributions	75	70	7	–	2	1

Total amount recognized in the consolidated balance sheet at December 31	411	(872)	(24)	(737)	(143)	(136)

Total amount recognized (CHF million)

Noncurrent assets	412	33	163	–	–	–

Current liabilities	–	–	(8)	(6)	(7)	(8)

Noncurrent liabilities	(1)	(905)	(179)	(731)	(136)	(128)

Total amount recognized in the consolidated balance sheet at December 31	411	(872)	(24)	(737)	(143)	(136)

ABO (CHF million)

End of the measurement period	10,609	11,094	2,485	2,762	–	–

SFAS 158 requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. For further information on SFAS 158, refer to Note 2 – Recently issued accounting standards. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. The total net amount recognized in the consolidated balance sheets in other assets and other liabilities – other as of December 31, 2007 and 2006, was an overfunding of CHF 244 million and an underfunding of CHF 1,745 million, respectively.

In 2008, the Group expects to contribute approximately CHF 567 million to the Swiss and international defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans.
The table below discloses both the aggregate PBO and ABO as well as the aggregate fair value of plan assets for those plans that are underfunded as of September 30, 2007 and 2006, respectively. The significant decrease in 2007 from 2006 primarily relates to the overfunded Swiss and UK pension plans as of the measurement date on September 30, 2007.

PBO and ABO in excess of fair value of plan assets for defined benefit pension plans
				PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets

		Switzerland		International		Switzerland		International

September 30	2007	2006	2007	2006	2007	2006	2007	2006

CHF million

PBO	4	12,072	287	2,924	4	152	179	1,935

ABO	3	10,868	249	2,755	3	148	168	1,818

Fair value of plan assets	3	11,099	96	2,179	3	141	3	1,227

As of December 31, 2006, the Group adopted SFAS 158, which requires actuarial gains/(losses) and prior service costs to be recognized in AOCI and that these amounts be adjusted as they are subsequently recognized as components of net periodic pension cost. As of December 31, 2007, no net transition obligation was included in AOCI and, as a consequence, no further amortization will be recorded in net periodic pension costs.

Amounts recognized in AOCI, net of tax
		Defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2007	2006	2007	2006	2007	2006

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(897)	(2,065)	(45)	(45)	(942)	(2,110)

Prior service cost	(141)	(129)	10	12	(131)	(117)

Total	(1,038)	(2,194)	(35)	(33)	(1,073)	(2,227)

The following table discloses the changes in other comprehensive income due to actuarial gains/(losses) and prior service costs recognized in AOCI during 2007 and the amortization of the aforementioned items as components of net periodic pension cost for the period.

Changes in plan assets and benefit obligations recognized in other comprehensive income
			Defined benefit pension plans			Other post- retirement defined benefit plans

in 2007	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	1,408	(327)	1,081	(15)	9	(6)	1,075

Prior service cost	(50)	11	(39)	–	–	–	(39)

Amortization of actuarial gains/(losses)	122	(35)	87	11	(5)	6	93

Amortization of prior service cost	36	(9)	27	(3)	1	(2)	25

Total	1,516	(360)	1,156	(7)	5	(2)	1,154

Amounts in AOCI, net of tax, expected to be amortized in 2008
in 2008	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	27	5

Amortization of prior service cost	28	(2)

Total	55	3

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. These assumptions reflect the best estimate solely with respect to that individual assumption. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
				Defined benefit pension plans		Other post-retirement defined benefit plan

		Switzerland		International

September 30	2007	2006	2007	2006	2007	2006

Net benefit pension cost (%)

Discount rate	3.3	3.0	5.2	5.1	5.8	5.5

Salary increases	2.6	2.6	4.4	4.2	–	–

Expected long-term rate of return on plan assets	5.0	5.0	7.2	7.2	–	–

Benefit obligation (%)

Discount rate	4.0	3.3	5.9	5.2	6.2	5.8

Salary increases	2.6	2.6	4.5	4.4	–	–

Assumptions are used to determine the appropriate benefit obligation as of the measurement date and the net periodic pension cost for the 12-month period following this date.
The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due.

The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.
The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining other post-retirement defined benefit cost for 2007 and 2006, an annual weighted-average rate of 11.0% and 10.0%, respectively, in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 5.0% by 2013 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2007 or 2006.

Plan assets and investment strategy
Plan assets are assets that have been segregated and restricted to provide for plan benefits. They comprise contributions, investment gains and losses less benefits paid. Plan investments, whether equity or debt securities, real estate or other, are measured at their fair value as of the measurement date.

The Credit Suisse Group defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equity and fixed income securities and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long-term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as among growth, value and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Credit Suisse Group pension plan follows defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

As of September 30, 2007 and 2006, the total fair value of Credit Suisse Group debt securities included in plan assets was CHF 9 million and CHF 142 million, respectively, and the total fair value of Credit Suisse Group equity securities and options was CHF 49 million and CHF 52 million, respectively.

Weighted-average asset allocation as of the measurement date
		Switzerland		International

September 30	2007	2006	2007	2006

Weighted-average asset allocation (%)

Equity securities	17.4	18.6	57.6	44.7

Debt securities	32.3	42.1	20.2	49.8

Real estate	11.1	16.0	3.6	0.2

Alternative investments	16.4	11.2	14.4	0.2

Insurance	–	–	3.6	4.9

Liquidity	22.8	12.1	0.6	0.2

Total	100.0	100.0	100.0	100.0

Weighted-average target asset allocation to be applied prospectively
	Switzerland	International

September 30, 2007 (%)

Equity securities	20.0	55.0

Debt securities	40.0	20.0

Real estate	15.0	5.0

Alternative investments	10.0	15.0

Liquidity	15.0	5.0

Total	100.0	100.0

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2008	787	7

2009	788	8

2010	798	8

2011	807	9

2012	821	9

Thereafter	4,256	52

Defined contribution pension plans
Credit Suisse Group also contributes to various defined contribution pension plans primarily in the US and the UK but also in other countries throughout the world. The Group’s contributions to these plans during 2007, 2006 and 2005 were CHF 256 million, CHF 247 million and CHF 253 million, respectively.

30 Derivatives and hedging activities
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

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2007, were used for trading activities.

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

In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repos and long-term debt instruments, the Group uses:
– cross-currency swaps to convert foreign currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.
Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is two months.

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

Details of fair value, cash flow and net investment hedges
in	2007	2006	2005

Fair value, cash flow and net investment hedges (CHF million)

Fair value hedges
Net gain/(loss) on the ineffective portion	15	(6)	17

Cash flow hedges
Net gain/(loss) on the ineffective portion	0	0	1

Expected reclassification from AOCI into earnings during the next 12 months	0	(4)	11

Net investment hedges
Net gain/(loss) on hedges included in AOCI	121	(93)	(178)

31 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2007 (CHF million)

Credit guarantees and similar instruments	3,428	2,050	1,157	2,834	9,469	8,083		23	5,396

Performance guarantees and similar instruments	4,422	3,934	1,362	2,834	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	0	0	0	40,006	40,006		0	40,006

Derivatives	139,154	234,859	522,879	233,832	1,130,724	1,130,724		38,866	–	[2]

Other guarantees	3,225	359	266	383	4,233	4,198		3	1,862

Total guarantees	190,235	241,202	525,664	239,883	1,196,984	1,193,813		39,033	50,852

2006 (CHF million)

Credit guarantees and similar instruments	3,433	1,411	2,256	3,208	10,308	7,909		8	4,966

Performance guarantees and similar instruments	3,828	4,355	1,058	1,890	11,131	9,925		162	3,145

Securities lending indemnifications	36,834	0	0	0	36,834	36,834		0	36,834

Derivatives	51,160	69,243	437,067	122,859	680,329	680,329		5,211	–	[2]

Other guarantees	2,724	431	140	216	3,511	3,511		3	1,496

Total guarantees	97,979	75,440	440,521	128,173	742,113	738,508		5,384	46,441

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The total net amount of CHF 8.1 billion includes the following products: standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.
Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The total net amount of CHF 10.8 billion is made up of private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications
The total net amount of CHF 40.0 billion for securities lending indemnifications includes arrangements in which the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives
The total net amount of CHF 1,130.7 billion of derivatives are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. Derivative contracts that may be cash settled, and which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

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

Other guarantees
The total net amount of CHF 4.2 billion for other guarantees includes bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that are not allocated to one of the categories above.

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

Lease commitments

Lease commitments (CHF million)

2008	642

2009	571

2010	513

2011	474

2012	407

Thereafter	4,732

Future operating lease commitments	7,339

Less minimum non-cancellable sublease rentals	823

Total net future minimum lease commitments	6,516

Rental expense for operating leases
in	2007	2006	2005

Rental expense for operating leases (CHF million)

Minimum rental expense	695	702	690

Sublease rental income	(146)	(162)	(150)

Total net rental expense	549	540	540

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2007 (CHF million)

Irrevocable commitments under documentary credits	5,874	76	19	1	5,970	5,240		2,448

Loan commitments	190,826	15,891	30,790	11,518	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	0	0	0	40,403	40,403		40,403

Other commitments	2,621	594	465	1,205	4,885	4,885		347

Total other commitments	239,724	16,561	31,274	12,724	300,283	299,301		214,933

2006 (CHF million)

Irrevocable commitments under documentary credits	5,324	18	23	0	5,365	4,984		2,710

Loan commitments	175,361	14,500	28,643	14,579	233,083	231,771		139,189

Forward reverse repurchase agreements	5,535	122	0	40	5,697	5,697		5,697

Other commitments	1,168	230	275	3,293	4,966	4,966		159

Total other commitments	187,388	14,870	28,941	17,912	249,111	247,418		147,755

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

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

32 Transfers and servicing of financial assets
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPE). SPEs typically qualify either as qualified special purpose entities (QSPE) according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) or VIEs according to FIN 46(R). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

Securitization activity
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

The Group originates and purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS), that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue collateralized debt obligations (CDO). The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by the Group. The Group’s and our client’s investing or financing needs determines the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting. Only those transactions which qualify for sales accounting and subsequent derecognition of the transferred assets under SFAS 140 are included in the table below.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any retained interests according to the relative fair values at the date of sale.

The Group’s exposure resulting from these securitization activities is generally limited to its retained interests, which the Group typically holds in the form of instruments issued by the respective QSPEs and that are senior, subordinated or residual tranches. These instruments are held by the Group in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these retained interests are recognized in the consolidated statements of income. The Group does not retain material servicing responsibilities from these securitization transactions.

Securitization activity
in	2007	2006	2005

Proceeds received from securitization (CHF million)

CMBS
Proceeds from securitizations	24,735	30,089	17,939

Gains on securitizations [1]	527	704	411

RMBS
Proceeds from securitizations	37,562	46,023	69,942

Gains on securitizations [1]	79	84	55

CDO
Proceeds from securitizations	3,758	10,343	8,183

Gains on securitizations [1]	60	120	164

ABS [2]
Proceeds from securitizations	3,844	5,503	10,518

Gains on securitizations [1]	11	50	9

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of retained interests does not include any benefits from financial instruments that the Group may utilize to hedge the risks inherent in these retained interests.

Key economic assumptions used in measuring fair value of retained interests
						2007						2006

end of	CMBS	[1]	RMBS	CDO	[2]	ABS	CMBS	[1]	RMBS	CDO	[2]	ABS

Key economic assumptions

Weighted-average life, in years	4.4		6.8	9.7		13.6	3.2		3.4	5.4		5.1

Prepayment speed assumption (rate per annum), in % [3]	–		0-30.0	–		8.1-11.0	–		0-92.0	–		25.0

Cash flow discount rate (rate per annum), in % [4]	1.3-14.9		4.1-45.0	0-16.7		9.3-10.9	1.0-31.9		0-39.7	0-21.5		26.3

Expected credit losses (rate per annum), in %	0.5-10.6		0-40.2	0-12.0		4.7-6.0	1.6-28.0		0-29.7	0-17.0		21.7

Retained interests, key economic assumptions and sensitivity analysis
in 2007	CMBS	[1]	RMBS	CDO	[2]	ABS

CHF million, except where indicated

Fair value of retained interests	2,641		1,471	148		109

of which non-investment grade	194		110	57		45

Weighted-average life, in years	4.3		5.4	5.3		15.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.5-32.0	–		6.0-26.2

Impact on fair value from 10% adverse change	–		(15.1)	–		(1.1)

Impact on fair value from 20% adverse change	–		(29.8)	–		(2.3)

Cash flow discount rate (rate per annum), in % [4]	0-17.8		8.0-28.3	11.7-14.0		12.8

Impact on fair value from 10% adverse change	(52.7)		(31.5)	(7.0)		(4.5)

Impact on fair value from 20% adverse change	(105.3)		(63.0)	(12.9)		(9.0)

Expected credit losses (rate per annum), in %	2.6-8.5		2.0-2.6	7.7-8.1		8.7

Impact on fair value from 10% adverse change	(15.6)		(16.0)	(4.6)		(2.3)

Impact on fair value from 20% adverse change	(32.4)		(32.8)	(8.2)		(5.6)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the retained interest.

These sensitivities are hypothetical and do not reflect hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, commercial paper (CP) conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. These events include:

– a change in the VIEs governing documents, or contractual arrangements among the parties involved, in a manner that changes the characteristics of the Group’s investment or involvement;
– the Group’s acquisition of additional variable interests, whether newly issued or from other parties; or
– the Group’s sale or disposal of variable interests to unrelated parties, or the issuance by the VIE of new variable interests to other unrelated parties.
Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any beneficial interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact our results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets and entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker for entities qualifying as VIEs. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. Variable interests related to guarantees are equivalent to the notional amount of the respective guarantees. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum loss exposure consists of the carrying value of the Group interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect our risk management activities, including effects from financial instruments that the Group may utilize to hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Consolidated and non-consolidated VIEs
end of	2007	2006

Consolidated VIEs (CHF million)

CDO	6,672	6,539

CP conduit	1	1

Financial intermediation	17,404	15,006

Total assets of consolidated VIEs	24,077	21,546

Non-consolidated VIEs (CHF million)

CDO	16,360	15,636

CP conduit	12,642	7,038

Financial intermediation	99,244	90,538

Total assets of non-consolidated VIEs	128,246	113,212

Total maximum exposure to loss of non-consolidated VIEs (CHF million)

CDO	2,453	1,678

CP conduit	17,347	12,548

Financial intermediation	20,512	19,068

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Synthetic CDO transactions use credit default swaps to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 6.7 billion and CHF 6.5 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of December 31, 2007 and December 31, 2006, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. We believe the Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.5 billion and CHF 1.7 billion as of December 31, 2007 and December 31, 2006, respectively.

The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp., a client-focused multi-seller conduit vehicle (Alpine). Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily receivables, from clients and provides liquidity through the issuance of commercial paper backed by these assets. For an asset to qualify for acquisition by the CP conduit it must be rated at least investment grade after giving effect to related asset-specific credit enhancement primarily provided by the client transferor of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. In accordance with FIN 46(R), the majority of expected losses reside with the first-loss investor and therefore the Group is not deemed the primary beneficiary of Alpine. The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 30 days as of December 31, 2007. Alpine’s commercial paper has the highest short-term ratings from the major independent external rating agencies. Alpine’s assets had a weighted average rating of AA-, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.4 years as of December 31, 2007. The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit can not refinance its obligations or, in some cases, a default of an underlying asset. We may, at our discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset specific-credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

As of December 31, 2007, the Group’s maximum loss exposure to this non-consolidated CP conduit was CHF 17.4 billion, which consisted of CHF 12.5 billion of funded assets and the CP conduit’s commitments to purchase CHF 4.9 billion of additional assets. As of December 31, 2006, the Group’s maximum loss exposure was CHF 12.5 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. If Alpine’s assets were consolidated as of year-end 2007, we estimate that the valuation reductions of these assets would not have been material to our results of operations. The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 17.4 billion and CHF 15.0 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of December 31, 2007 and December 31, 2006, respectively. Approximately 60% of the total assets relate to investment structures which the Group sponsors, manages and distributes.

The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 20.5 billion and CHF 19.1 billion as of December 31, 2007 and December 31, 2006, respectively. This exposure consists of the carrying value of the Group interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, not the total assets of the VIEs. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation is broadly grouped into the following categories: lending arrangements, certain securitizations and investment structures.
The Group’s involvement in tailored lending arrangements accounts for approximately 35% of the total assets and for approximately 45% of the maximum exposure to loss for non-consolidated financial intermediation VIEs. These lending structures are not consolidated by the Group as the clients are the sponsors of the VIEs and are deemed the primary beneficiaries. These structures are established to purchase, lease or otherwise finance and manage clients’ assets. The maximum exposure to loss is equivalent to the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The Group acts as underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of the securities purchased from our money market funds in the second half of 2007. Such VIEs account for approximately 35% of the total assets and approximately 25% of the maximum exposure to loss of non-consolidated financial intermediation VIEs. We believe the Group’s maximum loss exposure is generally equal to the carrying value of the retained interests and derivative positions, if any, plus the exposure arising from any credit enhancements provided by us. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs.

The Group’s involvement in investment structures which the Group sponsors, manages and distributes accounts for approximately 25% of the total assets and approximately 25% of the maximum exposure to loss of non-consolidated financial intermediation VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments. The maximum exposure to loss consists of the fair value of instruments issued by such structures, which are held by the Group as a result of underwriting or market-making activities, the fair value of any derivative exposure resulting from prime brokerage activities and our exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. In addition, certain structures are designed to include redemption mechanisms which allow investors to redeem their participating interests in the respective VIEs within the agreed redemption periods. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risk of the VIEs.

33 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

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

Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain OTC derivative instruments, most CDOs, most asset-backed and mortgage-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments. Valuation techniques for certain of these instruments are described in greater detail below.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Group has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Group has elected to account for certain equity method investments held as of January 1, 2007, and certain of those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, including domestic consumer lending, mortgages, corporate loans, etc., as these loans are not managed on a fair value basis.

Other assets
The Group did not elect the fair value option for loans held-for-sale as of January 1, 2007, as the current carrying values were deemed appropriate. The Group elected the fair value option for new loans entered into subsequent to January 1, 2007, due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such assets existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

Due to banks
The Group elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits
The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value, in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value upon the adoption of SFAS 155, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its Global Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group has availed itself of the simplification objective of the fair value option to elect fair value for this fixed rate debt and will no longer be required to maintain hedging documentation to achieve a similar financial reporting outcome.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such liabilities existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The Group did elect the fair value option for these types of transactions entered into after January 1, 2007.

Cumulative effect adjustment to opening retained earnings due to adoption of fair value option
as of January 1, 2007	Carrying value prior to adoption	Net gains/ (losses)	Fair value after adoption

Balance sheet items (CHF million)

Other investments	34	1	35

Loans	13,694	78	13,772

Other assets	1,313	2	1,315

Due to banks and customer deposits	(229)	(21)	(250)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(5)	(43,107)

Short-term borrowings	(2,543)	1	(2,542)

Long-term debt	(52,691)	(1,168)	(53,859)

Other liabilities	(211)	(286)	(497)

Pre-tax cumulative effect of adoption of the fair value option		(1,398)

Deferred taxes		395

Cumulative effect of adoption of the fair value option (charge to retained earnings)		(1,003)

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions, in which case mid-pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held-for-sale were recognized as part of the initial loan-carrying value, with any subsequent change in fair value being recognized as a component of trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Fair value of assets and liabilities measured at fair value on a recurring basis
end of 2007	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
2007	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712	[1]	25,854

Net realized/unrealized gains/(losses) included in net revenues	6,847	3,610	(6,388)		4,069

Purchases, sales, issuances and settlements	524	(631)	27,445		27,338

Transfers in and/or out of level 3	(1,929)	(195)	17,800		15,676

Balance at end of period	5,631	17,737	49,569	[1]	72,937

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[2]	27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–	(1,965)		(1,965)

Purchases, sales, issuances and settlements	–	–	14,788		14,788

Transfers in and/or out of level 3	–	–	(8,388)		(8,388)

Balance at end of period	–	–	32,374	[2]	32,374

Net	5,631	17,737	17,195		40,563

Total realized/unrealized gains/(losses) included in net revenues	6,847	3,610	(4,423)		6,034

1 Includes primarily RMBS, CMBS, CDO, collateralized bond and loan obligations and internally managed private equity funds. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in 2007	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,081	4,953	6,034

Whereof:
Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	1,852	2,848	4,700

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2007, CHF 6.3 billion of loans were recorded at fair value, of which CHF 5.7 billion and CHF 0.6 billion were classified as level 2 and level 3, respectively.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial papers, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, RMBS, CMBS and other ABS and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of RMBS, CMBS and other ABS are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

CDO, collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility. Derivatives Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize or sell as loans. Valuations for traded residential mortgage loans are determined based on an exit price basis.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Group’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally managed funds, which are substantially all of our fair value private equity investments, include partnerships and related direct investments for which the Group acts as the fund’s advisor and makes investment decisions. Internally managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by the Group. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances for internally managed funds also include amounts relating to the consolidation of private equity funds under EITF 04-5 and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated primarily under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by the Group.

Loans
The Group’s loans include consumer, mortgage, corporate and emerging market loans. The fair value of corporate and emerging market loans within the Investment Banking segment is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity-implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis. Consumer, mortgage and corporate loans within the Private Banking segment are not held at fair value.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Group’s own credit spread on these instruments.

Other assets and other liabilities
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of 2007	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million) [1]

Non-accrual loans	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,719	183,303	416

Loans	31,047	31,517	(470)

Other assets	33,936	35,420	(1,484)

Due to banks and customer deposits	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(140,424)	(140,436)	12

Short-term borrowings	(8,120)	(8,409)	289

Long-term debt	(111,293)	(111,595)	302

Other liabilities	(3,648)	(3,646)	(2)

1 There were no non-performing loans 90 days or more past due which were carried at fair value.

Gains and losses on financial instruments
in 2007	Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,466	[1]

Trading loans	117	[1]

of which related to credit risk	(113)

Other investments	44	[2]

Loans	1,345	[1]

of which related to credit risk	(408)

Other assets	955	[1]

of which related to credit risk	(1,264)

Due to banks and customer deposits	(258)	[1]

of which related to credit risk	5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,151)	[1]

Short-term borrowings	0	[1]

Long-term debt	(5,688)	[2]

of which related to credit risk	1,204

Other liabilities	(1,402)	[2]

of which related to credit risk	(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the consolidated statements of income depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value, excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in our own credit spreads from the transition date to the reporting date.

SFAS 107
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

Book and estimated fair values of financial instruments
		2007		2006

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	296,734	319,048	319,052

Securities received as collateral	28,314	28,314	32,385	32,385

Trading assets	532,083	532,083	450,780	450,780

Investment securities	15,731	15,733	21,394	21,395

Loans	240,534	241,010	208,127	209,538

Other financial assets [1]	223,313	223,043	200,796	200,780

Financial liabilities (CHF million)

Due to banks and deposits	426,369	430,538	388,378	391,269

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	300,356	288,444	287,647

Obligation to return securities received as collateral	28,314	28,314	32,385	32,385

Trading liabilities	201,809	201,809	198,422	198,422

Short-term borrowings	19,390	20,598	21,556	21,556

Long-term debt	160,157	160,745	147,832	148,823

Other financial liabilities [2]	163,633	163,676	119,256	119,256

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

34 Assets pledged or assigned
end of	2007	2006

Assets pledged or assigned (CHF million)

Book value of assets pledged and assigned as collateral	271,919	265,326

of which assets provided with the right to sell or repledge	180,059	200,269

Fair value of collateral received with the right to sell or repledge	622,402	624,150

of which sold or repledged	507,104	507,479

Other information (CHF million)

Cash restricted under foreign banking regulations	16,220	17,290

Swiss National Bank Liquidity 1 required cash reserves	1,940	1,688

The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

35 Capital adequacy
The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission (SFBC) and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. The Group has based its capital adequacy calculations on US GAAP, as permitted by SFBC circular 06/8, which replaced SFBC newsletter 32 as of January 1, 2007. The SFBC has advised the Group that it may continue to include as tier 1 capital CHF 1.8 billion of equity from special purpose entities which are deconsolidated under FIN 46(R) as of December 31, 2007.

According to SFBC and BIS capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital comprises shareholders’ equity according to US GAAP and the equity from VIEs as described above. Among other items, this is adjusted by anticipated dividends, the Group’s holdings of its own shares outside the trading book, goodwill, pensions and an adjustment for the Group’s investment in insurance entities. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers, less non-consolidated participations in the industries of banking, finance and insurance, equals total available capital. Under both SFBC and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

As of December 31, 2007 and 2006, the Group was adequately capitalized under the regulatory provisions outlined under both SFBC and BIS guidelines.
BIS data (risk-weighted assets, capital and ratios)
end of	2007	2006

Risk-weighted assets (CHF million)

Risk-weighted positions	277,528	240,095

Market risk equivalents	34,540	13,581

Risk-weighted assets	312,068	253,676

Capital (CHF million)

Tier 1 capital	34,737	35,147

Tier 2 capital	11,425	13,320

Less reductions	(1,060)	(1,703)

Total capital	45,102	46,764

Capital ratios (%)

Tier 1 ratio	11.1	13.9

Total capital ratio	14.5	18.4

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2007, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2007, the Group was not subject to restrictions on its ability to pay dividends.

36 Assets under management
The following disclosure provides information regarding assets under management and net new assets and is included as prescribed by the SFBC.
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

Net new assets measure the degree of success in acquiring assets under management. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Group’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

A portion of the Group’s assets under management result from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each such separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double counting primarily results from the investment of assets under management in funds managed by Credit Suisse. The extent of double counting is disclosed in the following table.

in / end of	2007		2006

Assets under management (CHF billion)

Fund assets managed by Credit Suisse	318.3		287.9

Assets with discretionary mandates	360.5		368.3

Other assets under management	875.9		828.9

Assets under management (including double counting)	1,554.7	[1]	1,485.1

of which double counting	169.5		153.1

Net new assets (CHF billion)

Total net new assets (including double counting)	50.4		95.4

1 Includes the acquisition of Hedging-Griffo, which added CHF 30.8 billion to assets under management at the time of acquisition.

37 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS 5), the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Investment Banking to increase the reserve for private litigation involving Enron, certain initial public offering (IPO) allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million), before tax, originally established in 2002, and brings the total reserve for these private litigation matters to CHF 1.0 billion (USD 0.9 billion) as of December 31, 2007, after deductions for settlements.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
38 Significant subsidiaries and associates
Significant subsidiaries
% of equity capital held		Company name	Domicile	Currency	Capital in m

as of December 31, 2007

100		Credit Suisse	Zurich, Switzerland	CHF	4,399.7

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Clariden Leu Financial Products (Guernsey) Ltd.	St. Peter Port, Guernsey	CHF	0.0

100		Clariden Leu Holding AG	Zurich, Switzerland	CHF	8.1

100		Clariden Leu Immobilien AG	Zurich, Switzerland	CHF	1.0

100		Credit Suisse Fund Administration Limited	St. Peter Port, Guernsey	GBP	1.0

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		Credit Suisse LP Holding AG (formerly known as CSFB LP Holding AG)	Zug, Switzerland	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		Inreska Ltd.	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa	Winterthur, Switzerland	CHF	1.5

99		Neue Aargauer Bank	Aarau, Switzerland	CHF	136.9

88		Clariden Leu AG	Zurich, Switzerland	CHF	50.0

88		Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5

	Credit Suisse

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (Mexico) S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Candlewood Capital Partners LLC	Wilmington, United States	USD	0.3

100		Casa de Bolsa Credit Suisse (Mexico) S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		CND Securitization LLC	Wilmington, United States	USD	183.4

100		Column Canada Financial Corp.	Toronto, Canada	USD	0.0

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	66.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	2,258.5

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[2]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asia Pacific Services (Singapore) Pte Ltd	Singapore, Singapore	SGD	5.2

Significant subsidiaries (continued)
% of equity capital held	Company name	Domicile	Currency	Capital in m

100	Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	50.0

100	Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100	Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

100	Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2

100	Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100	Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5

100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0

100	Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0

100	Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	0.5

100	Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100	Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0

100	Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0

100	Credit Suisse Asset Management Limited	Tokyo, Japan	JPY	2,090.0

100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	485.9

100	Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100	Credit Suisse EBC AG	Zurich, Switzerland	CHF	1.7

100	Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Finance (Australia) Limited (formerly known as Credit Suisse First Boston Finance (Australia) Limited)	Sydney, Australia	AUD	10.0

100	Credit Suisse Finance (Guernsey) Limited (formerly known as Credit Suisse First Boston Finance (Guernsey) Ltd.)	St. Peter Port, Guernsey	USD	0.2

100	Credit Suisse Financial Corporation	Wilmington, United States	USD	0.0

100	CSFB Reinsurance Intermediaries LLC	Wilmington, United States	USD	0.0

100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100	Credit Suisse First Boston RAFT, LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100	Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100	Credit Suisse Holdings (Mauritius) Limited	Port Louis, Mauritius	USD	0.0

100	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,185.4

100	Credit Suisse International	London, United Kingdom	USD	1,611.1

100	Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100	Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100	Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100	Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100	Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Premium Finance Corp.	Sacramento, United States	USD	0.0

100	Credit Suisse Premium Finance LLC	Wilmington, United States	USD	6.1

100	Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

Significant subsidiaries (continued)
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		Credit Suisse Private Equity, Inc. (formerly known as Credit Suisse First Boston Private Equity, Inc)	Wilmington, United States	USD	0.0

100		Credit Suisse Securities (Canada), Inc	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,150.0

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	979.8

100		Credit Suisse Securities (Japan) Ltd.	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Singapore) Pte Ltd	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,311.8

100		Credit Suisse Capital Funding, Inc. (formerly known as DLJ Capital Funding, Inc)	Wilmington, United States	USD	0.0

100		Credit Suisse Investments (Singapore) LLP	Singapore, Singapore	AUD	5.5

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ International Capital	George Town, Cayman Islands	USD	0.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Lime Financial Services, Ltd.	Oregon, United States	USD	1.4

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Swiss American Corporation	New York, United States	USD	38.9

80		Column Guaranteed LLC	Wilmington, United States	USD	32.4

78		Park Aquisitions Limited	Cardiff, United Kingdom	GBP	0.3

50	[3]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 58% owned by Credit Suisse 2 43% of voting rights held by Credit Suisse Group, Guernsey Branch 3 Majority interest.

Significant associates (value according to the equity method)
Equity interest in %		Company name	Domicile

as of December 31, 2007

8	[1]	Absolute Invest Ltd. (formerly known as Absolute US AG)	Zug, Switzerland

29		Asian Diversified Total Return Limited Duration Company	George Town, Cayman Islands

26		Capital Union	Dubai, United Arab Emirates

100	[2]	CSG Finance (Guernsey) Ltd.	St. Peter Port, Guernsey

25		E.L. & C. Baillieu Stockbroking Ltd.	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Company Ltd.	Beijing, China

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

22		SIS Swiss Financial Services Group AG	Zurich, Switzerland

50		Swisscard AECS AG	Zurich, Switzerland

21		Telekurs Holding AG, Zurich	Zurich, Switzerland

34		USFR Limited Duration Company	George Town, Cayman Islands

30		Woori Credit Suisse Asset Management Co., Ltd.	Seoul, South Korea

1 The Group retains significant influence through Board of Directors representation. 2 Deconsolidated under FIN 46(R) as the Group is not the primary beneficiary.

39 Supplementary subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities.

Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group. The following tables set forth the condensed consolidating financial information regarding Credit Suisse (USA), Inc., the Bank and the Group.

in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	28,031	33,573		61,604	463	495		62,562

Interest expense	(26,612)	(27,382)		(53,994)	(520)	405		(54,109)

Net interest income	1,419	6,191		7,610	(57)	900		8,453

Commissions and fees	5,108	12,814		17,922	22	1,385		19,329

Trading revenues	409	5,397		5,806	1	341		6,148

Other revenues	5,097	869		5,966	7,778	(7,939)		5,805

Net revenues	12,033	25,271		37,304	7,744	(5,313)		39,735

Provision for credit losses	(1)	228		227	0	13		240

Compensation and benefits	5,158	10,490		15,648	99	472		16,219

General and administrative expenses	1,403	5,462		6,865	(126)	177		6,916

Commission expenses	443	1,948		2,391	8	213		2,612

Total other operating expenses	1,846	7,410		9,256	(118)	390		9,528

Total operating expenses	7,004	17,900		24,904	(19)	862		25,747

Income from continuing operations before taxes and minority interests	5,030	7,143		12,173	7,763	(6,188)		13,748

Income tax expense	(113)	959		846	3	401		1,250

Minority interests	4,405	608		5,013	0	(275)		4,738

Income from continuing operations	738	5,576		6,314	7,760	(6,314)		7,760

Net income	738	5,576		6,314	7,760	(6,314)		7,760

1 Includes eliminations and consolidation adjustments.

in 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	22,724	26,668		49,392	342	535		50,269

Interest expense	(21,594)	(21,829)		(43,423)	(541)	261		(43,703)

Net interest income	1,130	4,839		5,969	(199)	796		6,566

Commissions and fees	5,435	10,944		16,379	17	1,251		17,647

Trading revenues	2,773	6,389		9,162	(29)	295		9,428

Other revenues	3,763	1,339		5,102	11,319	(11,459)		4,962

Net revenues	13,101	23,511		36,612	11,108	(9,117)		38,603

Provision for credit losses	0	(97)		(97)	0	(14)		(111)

Compensation and benefits	5,456	9,676		15,132	87	478		15,697

General and administrative expenses	925	5,729		6,654	(314)	105		6,445

Commission expenses	469	1,653		2,122	5	145		2,272

Total other operating expenses	1,394	7,382		8,776	(309)	250		8,717

Total operating expenses	6,850	17,058		23,908	(222)	728		24,414

Income from continuing operations before taxes, minority interests and extraordinary items	6,251	6,550		12,801	11,330	(9,831)		14,300

Income tax expense	964	1,173		2,137	3	249		2,389

Minority interests	3,299	321		3,620	0	10		3,630

Income from continuing operations before extraordinary items	1,988	5,056		7,044	11,327	(10,090)		8,281

Income from discontinued operations, net of tax	0	0		0	0	3,070		3,070

Extraordinary items, net of tax	0	(24)		(24)	0	0		(24)

Net income	1,988	5,032		7,020	11,327	(7,020)		11,327

1 Includes eliminations and consolidation adjustments.

in 2005	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	16,178	19,183		35,361	251	504		36,116

Interest expense	(13,767)	(15,055)		(28,822)	(516)	140		(29,198)

Net interest income	2,411	4,128		6,539	(265)	644		6,918

Commissions and fees	3,934	9,339		13,273	20	1,030		14,323

Trading revenues	547	5,146		5,693	(47)	(12)		5,634

Other revenues	1,939	1,687		3,626	6,004	(6,016)		3,614

Net revenues	8,831	20,300		29,131	5,712	(4,354)		30,489

Provision for credit losses	(2)	(132)		(134)	0	(10)		(144)

Compensation and benefits	4,781	8,663		13,444	206	324		13,974

General and administrative expenses	2,197	5,540		7,737	(385)	26		7,378

Commission expenses	392	1,406		1,798	3	79		1,880

Total other operating expenses	2,589	6,946		9,535	(382)	105		9,258

Total operating expenses	7,370	15,609		22,979	(176)	429		23,232

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,463	4,823		6,286	5,888	(4,773)		7,401

Income tax expense	78	581		659	38	230		927

Minority interests	1,237	827		2,064	0	(116)		1,948

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	148	3,415		3,563	5,850	(4,887)		4,526

Extraordinary items, net of tax	0	0		0	0	1,310		1,310

Cumulative effect of accounting changes, net of tax	7	5		12	0	2		14

Net income	155	3,420		3,575	5,850	(3,575)		5,850

1 Includes eliminations and consolidation adjustments.

end of 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,118	33,186		36,304	7	2,148		38,459

Interest-bearing deposits with banks	49,060	(44,534)		4,526	0	(767)		3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	182,625	113,716		296,341	0	368		296,709

Securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading assets	161,718	368,407		530,125	0	1,958		532,083

Investment securities	0	14,515		14,515	29	1,187		15,731

Other investments	18,312	9,595		27,907	45,188	(44,975)		28,120

Net loans	909	220,661		221,570	9,440	9,524		240,534

Premises and equipment	839	4,751		5,590	0	559		6,149

Goodwill	806	8,940		9,746	0	1,136		10,882

Other intangible assets	224	197		421	0	23		444

Other assets	33,459	124,510		157,969	203	1,324		159,496

Total assets	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

Liabilities and shareholders' equity (CHF million)

Due to banks	62	106,917		106,979	5,978	(22,093)		90,864

Customer deposits	2	307,596		307,598	0	27,907		335,505

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,479	85,997		300,476	0	(95)		300,381

Obligation to return securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading liabilities	59,204	141,371		200,575	0	1,234		201,809

Short-term borrowings	49,915	(35,517)		14,398	0	4,992		19,390

Long-term debt	47,353	109,929		157,282	5,421	(2,546)		160,157

Other liabilities	46,316	116,037		162,353	269	1,799		164,421

Minority interests	15,267	8,752		24,019	0	(7,379)		16,640

Total liabilities	461,792	840,616		1,302,408	11,668	3,405		1,317,481

Total shareholders' equity	18,472	12,862		31,334	43,199	(31,334)		43,199

Total liabilities and shareholders' equity	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

1 Includes eliminations and consolidation adjustments.

end of 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,323	25,542		27,865	9,150	(7,975)		29,040

Interest-bearing deposits with banks	34,059	(30,149)		3,910	1,047	3,171		8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,505	145,067		318,572	0	476		319,048

Securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading assets	150,742	298,680		449,422	0	1,358		450,780

Investment securities	0	20,304		20,304	29	1,061		21,394

Other investments	15,107	5,081		20,188	35,041	(34,751)		20,478

Net loans	780	190,103		190,883	9,860	7,384		208,127

Premises and equipment	820	4,623		5,443	0	547		5,990

Goodwill	752	9,137		9,889	0	1,134		11,023

Other intangible assets	240	235		475	0	1		476

Other assets	47,031	100,472		147,503	497	1,087		149,087

Total assets	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

Liabilities and shareholders' equity (CHF million)

Due to banks	159	104,565		104,724	5,870	(13,080)		97,514

Customer deposits	57	280,143		280,200	0	10,664		290,864

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	231,212	57,230		288,442	0	2		288,444

Obligation to return securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading liabilities	48,103	149,833		197,936	0	486		198,422

Short-term borrowings	24,539	(8,252)		16,287	0	5,269		21,556

Long-term debt	53,127	90,894		144,021	5,738	(1,927)		147,832

Other liabilities	37,887	79,949		117,836	430	1,769		120,035

Minority interests	12,715	6,248		18,963	0	(3,645)		15,318

Total liabilities	421,288	779,431		1,200,719	12,038	(387)		1,212,370

Total shareholders' equity	17,560	8,485		26,045	43,586	(26,045)		43,586

Total liabilities and shareholders' equity	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

1 Includes eliminations and consolidation adjustments.

in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	20,718	(74,673)		(53,955)	7,257	(11,195)		(57,893)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(18,798)	18,343		(455)	1,046	3,468		4,059

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,049)	27,376		3,327	0	109		3,436

Purchase of investment securities	0	(445)		(445)	0	(483)		(928)

Proceeds from sale of investment securities	0	2,884		2,884	0	21		2,905

Maturities of investment securities	0	3,451		3,451	0	318		3,769

Investments in subsidiaries and other investments	(2,680)	(5,715)		(8,395)	(10,311)	11,080		(7,626)

Proceeds from sale of other investments	1,447	741		2,188	1,234	(1,134)		2,288

(Increase)/decrease in loans	(166)	(35,971)		(36,137)	2,489	(1,824)		(35,472)

Proceeds from sales of loans	0	339		339	0	0		339

Capital expenditures for premises and equipment and other intangible assets	(422)	(874)		(1,296)	0	(254)		(1,550)

Proceeds from sale of premises and equipment and other intangible assets	78	12		90	0	160		250

Other, net	(78)	35		(43)	6	84		47

Net cash provided by/(used in) investing activities of continuing operations	(44,668)	10,176		(34,492)	(5,536)	11,545		(28,483)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(146)	46,436		46,290	147	6,073		52,510

Increase/(decrease) in short-term borrowings	28,774	(28,823)		(49)	0	(468)		(517)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,262	29,328		30,590	0	(97)		30,493

Issuances of long-term debt	106	77,680		77,786	0	3,365		81,151

Repayments of long-term debt	(4,158)	(58,480)		(62,638)	(2,268)	(400)		(65,306)

Issuance of trust preferred securities	0	22		22	0	(22)		0

Issuances of common shares	0	0		0	60	0		60

Issuances of treasury shares	0	0		0	1	36,277		36,278

Repurchase of treasury shares	0	(287)		(287)	(5,335)	(36,257)		(41,879)

Dividends paid/capital repayments	(1,302)	196		(1,106)	(2,587)	1,181		(2,512)

Other, net	389	7,133		7,522	(878)	213		6,857

Net cash provided by/(used in) financing activities of continuing operations	24,925	73,205		98,130	(10,860)	9,865		97,135

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(180)	(1,064)		(1,244)	(4)	(92)		(1,340)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	795	7,644		8,439	(9,143)	10,123		9,419

Cash and due from banks at beginning of period	2,323	25,542		27,865	9,150	(7,975)		29,040

Cash and due from banks at end of period	3,118	33,186		36,304	7	2,148		38,459

1 Includes eliminations and consolidation adjustments.

in 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(22,138)	(25,454)		(47,592)	2,780	(3,733)		(48,545)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(6,514)	6,844		330	(1,038)	(1,872)		(2,580)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,084)	15,925		9,841	0	(910)		8,931

Purchase of investment securities	0	(1,641)		(1,641)	0	(1,339)		(2,980)

Proceeds from sale of investment securities	0	1,234		1,234	0	22		1,256

Maturities of investment securities	0	3,533		3,533	0	1,502		5,035

Investments in subsidiaries and other investments	(5,945)	(596)		(6,541)	(939)	1,271		(6,209)

Proceeds from sale of other investments	1,020	685		1,705	12,255	(11,860)		2,100

(Increase)/decrease in loans	227	(26,704)		(26,477)	(4,054)	7,372		(23,159)

Proceeds from sales of loans	0	3,142		3,142	0	0		3,142

Capital expenditures for premises and equipment and other intangible assets	(609)	(879)		(1,488)	0	(42)		(1,530)

Proceeds from sale of premises and equipment and other intangible assets	25	9		34	0	0		34

Other, net	(11)	106		95	56	(237)		(86)

Net cash provided by/(used in) investing activities of continuing operations	(17,891)	1,658		(16,233)	6,280	(6,093)		(16,046)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	4	51,150		51,154	3,699	(16,320)		38,533

Increase/(decrease) in short-term borrowings	7,381	(6,898)		483	0	2,608		3,091

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,392	(22,784)		(1,392)	0	(24)		(1,416)

Issuances of long-term debt	16,899	59,697		76,596	0	(675)		75,921

Repayments of long-term debt	(4,976)	(44,426)		(49,402)	(800)	(1,093)		(51,295)

Issuances of common shares	0	0		0	48	0		48

Issuances of treasury shares	0	(4)		(4)	4,336	12,953		17,285

Repurchase of treasury shares	0	(4,664)		(4,664)	(5,428)	(13,369)		(23,461)

Dividends paid/capital repayments	(78)	(2,450)		(2,528)	(2,290)	2,472		(2,346)

Other, net	651	1,319		1,970	362	371		2,703

Net cash provided by/(used in) financing activities of continuing operations	41,273	30,940		72,213	(73)	(13,077)		59,063

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(82)	(386)		(468)	13	(60)		(515)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	0		0	0	(4,794)		(4,794)

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	0		0	0	12,300		12,300

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	1,162	6,758		7,920	9,000	(15,457)		1,463

Cash and due from banks at beginning of period	1,161	18,784		19,945	150	7,482		27,577

Cash and due from banks at end of period	2,323	25,542		27,865	9,150	(7,975)		29,040

1 Includes eliminations and consolidation adjustments.

in 2005	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(12,502)	(13,995)		(26,497)	2,797	(2,606)		(26,306)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(603)	32		(571)	1,003	(1,867)		(1,435)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,822)	(40,740)		(47,562)	0	447		(47,115)

Purchase of investment securities	0	(12,409)		(12,409)	0	(1,871)		(14,280)

Proceeds from sale of investment securities	0	412		412	0	1		413

Maturities of investment securities	0	6,081		6,081	0	1,518		7,599

Investments in subsidiaries and other investments	(1,461)	(832)		(2,293)	(9)	(184)		(2,486)

Proceeds from sale of other investments	904	579		1,483	(9)	181		1,655

(Increase)/decrease in loans	20	(17,977)		(17,957)	(638)	360		(18,235)

Proceeds from sales of loans	0	2,158		2,158	0	0		2,158

Capital expenditures for premises and equipment and other intangible assets	(294)	(607)		(901)	0	(76)		(977)

Proceeds from sale of premises and equipment and other intangible assets	35	9		44	0	10		54

Other, net	108	153		261	(1)	18		278

Net cash provided by/(used in) investing activities of continuing operations	(8,113)	(63,141)		(71,254)	346	(1,463)		(72,371)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	114	40,676		40,790	1,846	2,013		44,649

Increase/(decrease) in short-term borrowings	(10,154)	9,218		(936)	0	3,130		2,194

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,385	13,590		36,975	0	90		37,065

Issuances of long-term debt	10,647	40,523		51,170	0	3,245		54,415

Repayments of long-term debt	(4,221)	(24,889)		(29,110)	0	(5,629)		(34,739)

Issuances of common shares	0	0		0	4	0		4

Issuances of treasury shares	0	0		0	0	10,752		10,752

Repurchase of treasury shares	0	(171)		(171)	(3,513)	(10,245)		(13,929)

Dividends paid/capital repayments	(74)	(1,830)		(1,904)	(1,759)	1,881		(1,782)

Other, net	2,332	(2,416)		(84)	426	1,053		1,395

Net cash provided by/(used in) financing activities of continuing operations	22,029	74,701		96,730	(2,996)	6,290		100,024

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,076)	4,336		3,260	1	668		3,929

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	0		0	0	(3,347)		(3,347)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	338	1,901		2,239	148	(458)		1,929

Cash and due from banks at beginning of period	823	16,883		17,706	2	7,940		25,648

Cash and due from banks at end of period	1,161	18,784		19,945	150	7,482		27,577

1 Includes eliminations and consolidation adjustments.

40 Credit Suisse Group Parent company
For the condensed Credit Suisse Group Parent company financial information, refer to Note 39 – Supplementary subsidiary guarantee information.
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Group’s accounting policies, refer to Note 1 – Summary of significant accounting policies.

The SFBC requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the SFBC governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

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

Fair value option
Unlike US GAAP, Swiss GAAP does not allow the concept of “fair value option” that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. Fair value option permits fair value to be used for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of income. Issued hybrid financial instruments for which fair value accounting is elected continue to be bifurcated for Swiss GAAP purposes which means that the embedded derivative is carried at fair value, whereas the host contract is accounted for on an accrual basis.

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

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM, with market fluctuations, where required, recorded in other revenues. Foreign exchange gains and losses are recognized as trading revenues.

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

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. US GAAP permits such instruments to be carried at fair value with changes recorded in the consolidated statements of income. Alternatively, under US GAAP as precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative may be bifurcated under US GAAP and carried at fair value with the host instrument carried on an accrual basis.

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
Other non-trading assets measured at fair value
Under US GAAP, the following non-trading assets are measured at fair value: Mortgage Servicing Rights (MSRs) and Life Settlement Contracts (LSC). Changes in value are reported in the consolidated statements of income. Under Swiss GAAP, MSRs and LSC are measured at LOCOM.

Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group CEO and CFO, pursuant to Rule 13(a)-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). The Group identified a material weakness in internal control over financial reporting as of December 31, 2007 described below. As a result of this material weakness, the Group CEO and CFO concluded that, as of the end of the period covered by this report, the operation of the Group’s disclosure controls and procedures were not effective. For further information on the Group’s identification of mismarks and pricing errors by a small number of traders and the related internal review, see II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions.

Notwithstanding the existence of this material weakness in internal control over financial reporting, the Group confirms that its consolidated financial statements in this Annual Report fairly present, in all material respects, the Group’s consolidated financial condition as of December 31, 2007 and 2006, and its consolidated results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with US GAAP.

Management report on internal control over financial reporting
The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2007 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s financial statements will not be prevented or detected on a timely basis. The Group’s management has concluded that, as of December 31, 2007, the following material weakness existed.

As of December 31, 2007, the controls over the valuation of ABS positions in the CDO trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. The Group’s price testing of these positions included modeling techniques that failed to accurately value these positions. This resulted in adjustments to the Group’s preliminary 2007 consolidated financial statements.

As a result of this material weakness in internal control, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of the Group’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Klynveld Peat Marwick Goerdeler SA, the Group’s independent auditors, as stated in their report, which follows.

Remediation
In connection with the completion of the Group’s internal review, the Group has been actively engaged in the development and implementation of a remediation plan to address this material weakness in internal control over financial reporting. The Group has reassigned trading responsibility for the CDO trading business and is enhancing related control processes. The Group’s remediation plan also includes improving the effectiveness of supervisory reviews, formalizing escalation procedures, improving the coordination among trading, product control and risk management, adding additional resources, improving training and enhancing the tools and other technical resources available to our personnel.

The Executive Board continues to assign the highest priority to the prompt remediation of this material weakness and reports regularly on these remediation efforts to the Group Audit Committee and Board of Directors.

Notwithstanding the existence of this material weakness in internal control over financial reporting, the Group has performed alternative procedures since mid-February 2008, including an extensive review of the valuations of these positions in its CDO trading business as of December 31, 2007, led by senior personnel. The Group is confident that as a result of the alternative procedures performed, the Group’s financial statements in this Annual Report are fairly presented, in all material respects, in conformity with US GAAP.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. For changes in internal control over financial reporting subsequent to the report date, see the changes described above.

Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse Group, Zurich

We have audited Credit Suisse Group and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: controls over the valuation of asset-backed securities positions in the collateralized debt obligations trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 18, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ David L. Jahnke /s/ Robert S. Overstreet
David L. Jahnke Robert S. Overstreet
Auditor in Charge

Zurich, Switzerland
March 18, 2008
VI – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditors
Statements of income
Balance sheet
Notes to the financial statements
Proposed appropriation of retained earnings
Report of the Capital Increase Auditors
Report of the Statutory Auditors to the General Meeting of Credit Suisse Group, Zurich

As statutory auditors of Credit Suisse Group, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2007.
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

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Hieronymus T. Dormann /s/Philipp Rickert
Hieronymus T. Dormann Philipp Rickert
Auditor in Charge

Zurich, Switzerland
March 18, 2008
Statements of income

in	2007	2006

Income (CHF million)

Dividend income from investments in Group companies	2,048	2,937

Other financial income	513	520

Gain on sale of non-current assets	8	8,252

Other income	213	438

Total income	2,782	12,147

Expenses (CHF million)

Financial expenses	685	837

Compensation and benefits	82	194

Other expenses	53	93

Valuation adjustments, write-offs and provisions	223	0

Tax expense	11	13

Total expenses	1,054	1,137

Net income	1,728	11,010

Balance sheets

	Reference to notes		end of

		2007	2006

Assets (CHF million)

Cash with Group companies		507	10,196

Receivables from third parties		86	5

Accrued income and prepaid expenses - third parties		35	27

Accrued income and prepaid expenses - Group companies		220	465

Current assets		848	10,693

Investments in Group companies	6	35,316	31,116

Long-term loans to third parties		1	0

Long-term loans to Group companies		7,925	9,860

Financial investments		4,552	3,690

Non-current assets		47,794	44,666

Total assets		48,642	55,359

Liabilities and shareholders' equity (CHF million)

Payables to third parties		518	1,125

Payables to Group companies		5,516	3,630

Accrued expenses and deferred income - third parties		338	397

Accrued expenses and deferred income - Group companies		155	152

Total short-term liabilities		6,527	5,304

Bonds	5	500	1,000

Long-term loans from Group companies		3,922	5,984

Provisions		360	345

Total long-term liabilities		4,782	7,329

Total liabilities		11,309	12,633

Share capital	8	46	607

Legal reserve		13,275	13,216

Reserve for own shares	7	8,050	4,566

Free reserves		2,500	10,000

Retained earnings brought forward		11,734	3,327

Net income		1,728	11,010

Retained earnings		13,462	14,337

Total shareholders' equity		37,333	42,726

Total liabilities and shareholders' equity		48,642	55,359

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31. Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net income or total shareholders’ equity.

2 Contingent liabilities
end of	2007	2006

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	91,578	45,929

of which have been entered into on behalf of subsidiaries	91,553	45,929

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

3 Compensation and loans to members of the Board of Directors and the Executive Board
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors and the members of the Executive Board as well as loans granted to this group of people and companies related to them.

Compensation and loans to members of the Board of Directors
Overview
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is fixed and set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (nine individuals) is in the form of cash (35%) and Credit Suisse Group registered shares (65%), which are blocked for a period of four years.

Members of the Board of Directors with functional, non-executive duties (four individuals) receive fixed and variable compensation for their services set by the Board of Directors. With the exception of the Chairman of the Board of Directors, the variable compensation for the other three individuals is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and Credit Suisse Group registered shares, blocked for a period of four years.

Compensation for the members of the Board of Directors
	Cash	% of total remu- neration	Value of share-based awards	% of total remu- neration	Pension and similar benefits	Other com- pensation categories	[1]	Total remu- neration	Number of shares	[2]

2007/2008 (in CHF) [3]

Walter B. Kielholz, Chairman [4]	8,500,000	58%	6,100,000	42%	–	24,000		14,624,000	104,363

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [4]	2,875,000	57%	2,125,000	42%	–	27,381		5,027,381	36,356

Thomas W. Bechtler	122,500	35%	227,500	65%	–	–		350,000	2,400

Robert H. Benmosche	122,500	35%	227,500	65%	–	–		350,000	2,400

Peter Brabeck-Letmathe	87,500	35%	162,500	65%	–	–		250,000	1,715

Noreen Doyle	140,000	35%	260,000	65%	–	–		400,000	2,743

Jean Lanier	140,000	35%	260,000	65%	–	–		400,000	2,743

Anton van Rossum	122,500	35%	227,500	65%	–	–		350,000	2,400

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	522,500	70%	227,500	30%	–	–		750,000	3,892

David W. Syz	140,000	35%	260,000	65%	–	–		400,000	2,743

Ernst Tanner	122,500	35%	227,500	65%	–	–		350,000	2,400

Richard E. Thornburgh	122,500	35%	227,500	65%	–	–		350,000	2,400

Peter F. Weibel, Chairman of the Audit Committee [4]	1,195,000	66%	600,000	33%	–	10,000		1,805,000	10,266

Total	14,212,500	56%	11,132,500	44%	–	61,381		25,406,381	176,821

2006/2007 (in CHF)

Total	14,617,500		12,227,500		–	63,136		26,908,136	146,532

of which highest paid: Walter B. Kielholz, Chairman	9,000,000		7,000,000		–	24,000		16,024,000	81,169

1 Other compensation includes lump sum expenses, child allowance and health care allowance. 2 Value of shares included in total remuneration. 3 Fees for members of the Board of Directors without functional, non-executive duties are paid in advance for the period from one AGM to the other, i.e. from May 4, 2007 to April 25, 2008. The applicable share price was CHF 94.80. 4 Variable compensation elements for members of the Board of Directors with functional duties are determined by the Board of Directors in the course of the regular management compensation process. The applicable share price was CHF 58.45.

2007 total compensation of the Chairman of the Board of Directors
The Group’s executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2007 compensation for Mr. Kielholz as Chairman of the Board of Directors.

For 2007, the Compensation Committee based its total compensation recommendation on its review of: (i) the Group’s core operating financial performance relative to its 2007 plan and 2006 results, as well as the relative performance of Credit Suisse to that of its competitors; (ii) Mr. Kielholz’s leadership and contribution in several areas, namely: (a) the planned succession and orderly transition of the CEO position to Mr. Dougan; (b) the continued emphasis on risk management and corporate governance procedures across the Group; and (c) a focused discipline on leadership development, succession planning and performance management practices across the Group; and (iii) the complexity and breadth of the role that Mr. Kielholz performs as Chairman.

Additional fees and remuneration
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
No additional fees, severance payments or forms of remuneration were paid to current or former members of the Board of Directors or related parties during 2007.
Share, PIP unit and option holdings of members of the Board of Directors
The holdings as disclosed below include the holdings of the respective member of the Board of Directors, their close family members and companies where they have a controlling interest.
Share holdings by individual
	Number of shares	[1]

December 31, 2007

Walter B. Kielholz	347,279

Hans-Ulrich Doerig	137,341

Thomas W. Bechtler	32,517

Robert H. Benmosche	24,614

Peter Brabeck-Letmathe	51,657

Noreen Doyle	15,203

Jean Lanier	11,292

Anton van Rossum	19,376

Aziz R.D. Syriani	44,490

David W. Syz	62,845

Ernst Tanner	38,333

Richard E. Thornburgh [2]	88,444

Peter F. Weibel	18,949

Total	892,340

December 31, 2006

Total	782,736

1 Includes shares that are subject to a blocking period of up to four years. 2 Richard E. Thornburgh was also granted 98,935 PIP I units in his former position as a member of the Executive Board.

Option holdings by individual
December 31, 2007	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	03.12.12	34.10

2001	215,116	97,792	25.01.11	84.75

2000	100,000	100,000	01.03.10	74.00

Total	315,116	272,792	–	–

Credit Suisse policy is to compensate members of the Board with Credit Suisse Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2007, none of the members of the Board of Directors holds options purchased from personal funds.

Aggregate option holdings as of December 31, 2006
December 31, 2006	Number of options	Expiry date	Exercise price in CHF

Year of grant

2002	75,000	03.12.12	34.10

2001	312,908	25.01.11	84.75

2000	200,000	01.03.10	74.00

1999	10,000	18.02.09	57.75

Total	597,908	–	–

Loans to members of the Board of Directors
	Balance	Whereof loans to related parties	[1]

December 31, 2007 (in CHF)

Walter B. Kielholz	2,000,000	–

Hans-Ulrich Doerig	3,000,000	–

Thomas W. Bechtler	8,450,000	3,950,000

Robert H. Benmosche	73,863	–

Peter Brabeck-Letmathe	4,561,700	–

David W. Syz	1,500,000	1,500,000

Ernst Tanner	5,050,000	–

Richard E. Thornburgh	70,750	–

Total	24,706,313	5,450,000

December 31, 2006 (in CHF)

Total [2]	32,117,961	–

1 Related parties mean loans to close family members and loans to companies where the respective member of the Board of Directors has 50% or more equity ownership or voting rights. 2 The number of individuals with outstanding loans at the beginning and at the end of the year was eight and seven, respectively.

A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers. As of December 31, 2007, 2006 and 2005, outstanding loans to the members of the Board amounted to CHF 25 million, CHF 32 million and CHF 27 million, respectively.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans listed above, banking subsidiaries of Credit Suisse have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2007, the total exposure to such related parties amounted to CHF 8 million, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s-length. The respective amount as of December 31, 2006, was CHF 3.6 million. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2007, did not exceed in aggregate CHF 47.4 million.

Credit Suisse Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board members assume management functions or board member responsibilities. All relationships between Credit Suisse Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

Executive compensation
Credit Suisse’s approach to executive compensation
In line with Credit Suisse’s overall approach to compensation, the Group’s executive compensation policies are designed to attract executives of the highest quality, to retain them by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the integrated bank strategy and the interests of shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a bonus pool framework linked directly to the performance of Credit Suisse for the Executive Board, including the CEO. The bonus pool was used to define the total amount available for bonus payments, which were then delivered in cash and deferred share-based compensation. At the beginning of the year, a target bonus pool for this executive population was set assuming specific, pre-defined Credit Suisse financial and non-financial performance goals would be achieved in 2007. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available bonus pool based on actual results. The final bonus pool was then distributed to the members of the Executive Board and the CEO based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total bonus pool for the Executive Board and the CEO included the following:
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
Executive compensation components
In line with the Group’s overall approach, executive compensation consists of a fixed salary and a variable performance bonus. Salaries for members of the Executive Board are reviewed annually. The annual performance bonus usually represents the most significant part of an executive’s total compensation package and varies from year to year depending on the executive’s performance. Part of the bonus is awarded in cash and a part in share-based awards. As a matter of policy, share-based awards are usually a material portion of each executive’s compensation and are subject to vesting, holding and future performance requirements.

Credit Suisse’s executive compensation in 2007
Executive compensation for 2007 was based on the general approach set out above. In 2007, the members of the Executive Board (13 individuals) received on average, as a percentage of their total compensation, 7% salary, 19% cash bonus, 71% share-based awards and 3% other compensation.

The mandatory deferral amount of the total bonus for the CEO and the other members of the Executive Board was based on the approved share plan deferral schedule, materially reduced to reflect the revision of 2007 earnings as a result of the revaluing of certain asset-backed securities positions in our CDO trading business.

As in previous years, members of the Executive Board participated in the bank-wide share-based compensation plan, and received ISUs or, to a limited extent, other share-based awards for performance in 2007. This participation is designed to ensure that executive compensation is in line with the Group’s overall approach to compensation.

Compensation for the members of the Executive Board
	Cash	[1]	% of total remu- neration	Value of share-based awards	[2]	% of total remu- neration	Pension and similar benefits	Other com- pensation categories	[3]	Total remu- neration	Number of share- based awards	[4]

2007 (in CHF million, except where indicated)

13 individuals [5]	42.0		26%	115.2		71%	1.5	3.4		162.1	1,659,896

of which highest paid: Brady W. Dougan	3.4		16%	17.9		80%	0.01	0.98		22.3	272,866

2006 (in CHF million, except where indicated)

8 individuals	83.7		55%	67.7		44%	1.4	0.2		153.0	660,956

1 Includes base salary for each Executive Board member ranging between CHF 0.65 million and CHF 1.25 million per year. The balance is variable cash compensation. 2 Share-based awards include 1,427,682 ISUs granted in 2008, each of which has a base component and a leverage component. The fair value of the base component of each ISU is CHF 54.90 and the fair value of the leverage component of each ISU is CHF 10.69. The total fair value of each ISU is CHF 65.59. The remainder refers to other share-based awards. 3 Other compensation includes lump sum expenses, child allowance, health care allowance and dividend and par value reduction equivalents. 4 All such share-based awards are included in the total remuneration. 5 Includes Oswald J. Grübel through May 4, 2007. Mr. Grübel is no longer an employee of the Group following his decision to retire as of May 5, 2007. Includes also Robert Shafir, who joined the Group as of August 1, 2007.

The per capita change in the total compensation value of the 2007 Executive Board members versus that of the 2006 values can be attributed to the following reasons: (i) the composition of the Executive Board in 2007 has changed; (ii) the impact of the Group’s financial performance relative to its 2007 plan and the share price development during the year; and (iii) differentiated adjustments in personal compensation based on division performance.

2007 total compensation of the highest paid member of the Executive Board
The Group’s executive compensation policies guided the compensation recommendations made by the Compensation Committee and approved by the Board of Directors with respect to the 2007 compensation for Brady W. Dougan.

For 2007, the Compensation Committee based its total compensation recommendation on its review of: (i) the Group’s core operating financial performance relative to its 2007 plan and 2006 results, as well as the relative performance of Credit Suisse to that of its competitors; (ii) the share price development of Credit Suisse in 2007; (iii) the delivery of key integrated bank business objectives, specifically: (a) establishing Centers of Excellence that leverage the global talent pool and worldwide resources in order to supply high-quality internal services at competitive costs; (b) leveraging resources across Private Banking, Investment Banking and Asset Management to deliver the integrated bank, maximizing opportunities to innovate and offer products and services to our clients that drive growth and profitability; and (c) building the capability and mindset of continuous improvement, supporting the Group’s strategy to consistently deliver measurable efficiencies by systemically improving the cost structure and business processes of Credit Suisse; and (iv) the complexity and scope of the role that Mr. Dougan performs as CEO.

Mr. Dougan’s annual total compensation was CHF 22.3 million for 2007. The percentage composition of his total compensation was: 6% salary, 10% cash bonus, 80% ISUs and 4% other compensation.
Additional fees and remuneration
Three former members of the Group’s most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. In addition, the Group has concluded an agreement with Oswald J. Grübel for the period of one year to act as a Senior Advisor to the Chairman of the Board. For his services, Mr. Grübel received a flat fee of CHF 150,000. During this period, Mr. Grübel received office infrastructure and secretarial support for which he compensated Credit Suisse in the amount of CHF 75,000.

No additional fees, severance payments or forms of remuneration were paid to current or former members of the most senior executive body or related parties during 2007.
Share, PIP unit, ISU and option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective member of the Executive Board, their close family members and companies where they have a controlling interest.
Units by individual
	Number of vested shares		Number of unvested shares	Number of ISUs	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2007

Brady W. Dougan	191,016		156,673	202,928	408,400	271,898	78,102

Walter Berchtold	181,668		26,042	92,765	–	130,401	104,167

David J. Blumer	36,027		17,362	66,675	–	71,497	69,445

Paul Calello	335,190		95,481	126,830	241,184	142,937	57,063

D. Wilson Ervin	29,158		11,957	43,485	–	44,210	66,671

Renato Fassbind	–		10,417	43,484	–	20,746	41,667

Tobias Guldimann	59,810		5,209	23,192	31,640	17,782	20,834

Ulrich Körner	89,669		16,494	66,675	59,668	77,055	65,973

Michael G. Philipp	38,786		44,035	77,910	–	99,627	44,507

Urs Rohner	–		13,889	57,978	–	35,564	55,556

Thomas J. Sanzone	61,488		17,793	47,109	–	–	44,507

Robert Shafir	–		45,042	115,959	–	–	71,213

Total	1,022,812		460,394	964,990	740,892	911,717	719,705

December 31, 2006

Total	1,125,755	[1]	–	–	1,756,464	842,936	524,723

1 Includes all shares whether or not vested.

Option holdings by individual
	Brady W. Dougan	Paul Calello	Tobias Guldimann	Ulrich Körner	Expiry date	Exercise price in CHF

Year of grant (December 31, 2007)

2002	–	–	–	15,000	31.01.12	65.75

2001	368,400	241,184	15,640	24,668	25.01.11	84.75

2000	40,000	–	16,000	20,000	01.03.10	74.00

Total	408,400	241,184	31,640	59,668	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2007, none of the members of the Executive Board holds options purchased from personal funds.

Aggregate option holdings as of December 31, 2006
	Number of options	Expiry date	Exercise price in CHF

Year of grant (December 31, 2006)

2004	169,924	30.04.14	45.70

2003	1,011,250	22.01.13	30.60

2002	11,250	03.12.12	34.10

2001	384,040	25.01.11	84.75

2000	156,000	01.03.10	74.00

1999	24,000	18.02.09	57.75

Total	1,756,464	–	–

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2007, 2006 and 2005, outstanding loans to the members of the Executive Board amounted to CHF 22 million, CHF 17 million and CHF 13 million, respectively. The number of individuals with outstanding loans at the beginning and at the end of the year was six and eight, respectively, and the highest loan outstanding was CHF 4.7 million to David J. Blumer.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed rate mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Advisory Board
The Group’s Advisory Board was discontinued during 2007. For their services, the former members of the Advisory Board received an annual fee in the amount of CHF 30,000 (Swiss-based members) and CHF 40,000 (non-Swiss-based members). The former Chairman of the Advisory Board, Flavio Cotti, received CHF 60,000.

The members of the Advisory Board during 2007 were: Flavio Cotti, Andreas N. Koopman, Franz Albers, Lino Benassi, Susy Brüschweiler, Martin Candrian, Brigitta M. Gadient, Felix Gutzwiller, Michael Hilti, Norbert Hochreutener, Andreas W. Keller, Klaus-Michael Kuehne, Andreas Schmid, Manfred Schneider and Marco Solari.

In addition to the above, Mr. Cotti received CHF 225,000 in return for other services provided to the Group, which included, among other things, representation of the Group at various forums and organizations, coverage at client events and chairman mandates at certain foundations. Mr. Gutzwiller received CHF 225,000 for his Board mandate at Clariden Leu and Mr. Benassi received EUR 70,000 for his Chairman mandate at Credit Suisse Italy.

4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
end of	2007	2006

CHF million

Total liabilities	0	34

5 Bonds issued
end of	Maturity date	2007	2006

CHF million

4.0% bonds 1997	23.05.07	-	1,000

3.5% bonds 1998	15.09.08	500	500

3.5% bonds 1999	02.07.09	500	500

Bonds with a maturity of less than one year are recorded as payables to third parties.

6 Principal participations
The company’s principal participations are shown in Note 38 – Significant subsidiaries and associates in V – Consolidated financial statements – Credit Suisse Group.
7 Own shares held by the company and by Group companies
		2007		2006

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	152,394,952	12,451	122,391,983	7,808

Holdings, net of pending obligations	42,515,942	3,084	26,291,272	1,370

At end of financial year

Physical holdings [1]	141,834,285	10,437	152,394,952	12,451

Holdings, net of pending obligations	46,470,767	3,943	42,515,942	3,084

1 Representing 12.2%, 12.5% and 9.8% of issued shares as of December 31, 2007, 2006 and 2005, respectively.

8 Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2006			1,214,862,013	607,431,007

Issued capital

Cancellation of shares			(53,789,000)	(26,894,500)

Par value reduction payment			–	(534,093,586)

Conditional capital

Warrants and convertible bonds

AGM of April 30, 2004	50,000,000	25,000,000

AGM of May 4, 2007 (par value reduction)	–	(23,000,000)

AGM of May 4, 2007	50,000,000	2,000,000

Remaining capital	50,000,000	2,000,000

Staff shares

AGM of April 30, 2004	112,460,426	56,230,213

Subscriptions exercised January 1, 2004 - December 31, 2006	(15,950,705)	(7,975,352)

AGM of May 4, 2007 (par value reduction)	–	(44,394,472)

AGM of May 4, 2007	96,509,721	3,860,389

Subscriptions exercised January 1 - December 31, 2007	–	–	–	–

Remaining capital	96,509,721	3,860,389

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of April 28, 2006	8,400,000	4,200,000

Subscriptions exercised January 1 - December 31, 2006	(1,109,847)	(554,924)

AGM of May 4, 2007 (par value reduction)	–	(3,353,470)

AGM of May 4, 2007	7,290,153	291,606

Subscriptions exercised January 1 - December 31, 2007	(1,389,127)	(55,565)	1,389,127	55,565

Remaining capital	5,901,026	236,041

Authorized capital

Acquisitions of companies/participations

AGM of May 4, 2007 (re-authorized)	45,480,000	22,740,000

AGM of May 4, 2007 (par value reduction)	–	(20,920,800)

AGM of May 4, 2007	45,480,000	1,819,200

Remaining capital	45,480,000	1,819,200

Share capital as of December 31, 2007			1,162,462,140	46,498,486

9 Significant shareholders
Credit Suisse Group was informed through disclosure notifications on September 19 and 20, 2006, that AXA S.A.’s holdings of Credit Suisse Group shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights. For further information on own shares, refer to Note 7 – Own shares held by the company and by Group companies.

Proposed appropriation of retained earnings

end of	2007

Retained earnings (CHF million)

Retained earnings brought forward	11,734

Net income	1,728

Retained earnings available for appropriation	13,462

Dividend CHF 2.50 per registered share of CHF 0.04 par value (1,116,357,140 registered shares eligible for dividend as of December 31, 2007)	2,791

Transfer to free reserves	8,000

To be carried forward	2,671

Total	13,462

46,105,000 registered shares repurchased under the share buyback program and held as of December 31, 2007, are not eligible for dividend. The number of registered shares eligible for dividend at the dividend payment date may change due to the repurchases under the share buyback program and the issuance of new registered shares.

Report of the Capital Increase Auditors to the Board of Directors of Credit Suisse Group, Zurich, on Conditional Capital Increase

We have examined the issuance of shares for the period from January 1, 2007 to December 31, 2007 in accordance with the resolutions passed by the General Meetings of Shareholders of September 29, 2000 and May 4, 2007 in accordance with Swiss law and Credit Suisse Group’s (the “Group”) Articles of Association.

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

In our opinion the issuance of 1,389,127 registered shares with a nominal value of CHF 0.04 each and a total nominal value of CHF 55,565.08 is in agreement with Swiss law, the Group’s Articles of Association, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Philipp Rickert /s/ Hieronymus T. Dormann
Philipp Rickert Hieronymus T. Dormann
Auditor in Charge

Zurich, Switzerland
August 29, 2007 and January 30, 2008
VII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Group Auditors
Consolidated statements of income
Consolidated balance sheets
Statements of changes in shareholder’s equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
Controls and procedures
Report of the Group Auditors
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich

We have audited the accompanying consolidated balance sheets of Credit Suisse and subsidiaries (the “Bank”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.
As discussed in Notes 1 and 2 to the consolidated financial statements, in 2007 the Bank changed its method of accounting for certain financial instruments accounted for at fair value, in 2006 the Bank changed its method of accounting for defined benefit pension plans and in 2005 the Bank changed its method of accounting for share-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2008 expressed an adverse opinion on the effectiveness of the Bank’s internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ David L. Jahnke /s/ Robert S. Overstreet
David L. Jahnke Robert S. Overstreet
Auditor in Charge

Zurich, Switzerland
March 18, 2008
The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of income

	Reference to notes			in

		2007	2006	2005

Consolidated statements of income (CHF million)

Interest and dividend income	5	61,604	49,392	35,361

Interest expense	5	(53,994)	(43,423)	(28,822)

Net interest income	5	7,610	5,969	6,539

Commissions and fees	6	17,922	16,379	13,273

Trading revenues		5,806	9,162	5,693

Other revenues	7	5,966	5,102	3,626

Net revenues		37,304	36,612	29,131

Provision for credit losses	8	227	(97)	(134)

Compensation and benefits	9	15,648	15,132	13,444

General and administrative expenses	10	6,865	6,654	7,737

Commission expenses		2,391	2,122	1,798

Total other operating expenses		9,256	8,776	9,535

Total operating expenses		24,904	23,908	22,979

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		12,173	12,801	6,286

Income tax expense	24	846	2,137	659

Minority interests		5,013	3,620	2,064

Income from continuing operations before extraordinary items and cumulative effect of accounting changes		6,314	7,044	3,563

Extraordinary items, net of tax		0	(24)	0

Cumulative effect of accounting changes, net of tax		–	–	12

Net income		6,314	7,020	3,575

Consolidated balance sheets

	Reference to notes		end of

		2007	2006

Assets (CHF million)

Cash and due from banks		36,304	27,865

Interest-bearing deposits with banks		4,526	3,910

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11	296,341	318,572

of which reported at fair value		183,719	–

Securities received as collateral, at fair value		28,728	32,310

Trading assets, at fair value	12	530,125	449,422

of which encumbered		141,764	141,404

Investment securities	13	14,515	20,304

of which reported at fair value		14,267	19,560

of which encumbered		1,908	54

Other investments	14	27,907	20,188

of which reported at fair value		25,080	18,324

Net loans	15	221,570	190,883

of which reported at fair value		31,047	–

allowance for loan losses		1,000	1,305

Premises and equipment	16	5,590	5,443

Goodwill	17	9,746	9,889

Other intangible assets	18	421	475

of which reported at fair value		179	181

Other assets	20	157,969	147,503

of which reported at fair value		49,298	11,265

of which encumbered		12,084	26,426

Total assets		1,333,742	1,226,764

	Reference to notes		end of

		2007	2006

Liabilities and shareholder's equity (CHF million)

Due to banks	21	106,979	104,724

of which reported at fair value		6,348	–

Customer deposits	21	307,598	280,200

of which reported at fair value		5,551	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	11	300,476	288,442

of which reported at fair value		140,424	–

Obligation to return securities received as collateral, at fair value		28,728	32,310

Trading liabilities, at fair value	12	200,575	197,936

Short-term borrowings		14,398	16,287

of which reported at fair value		8,120	2,764

Long-term debt	22	157,282	144,021

of which reported at fair value		107,290	44,208

Other liabilities	20	162,353	117,836

of which reported at fair value		24,221	14,916

Minority interests		24,019	18,963

Total liabilities		1,302,408	1,200,719

Common shares		4,400	4,400

Additional paid-in capital		20,849	19,593

Retained earnings		15,872	11,652

Treasury shares, at cost		(5,497)	(6,149)

Accumulated other comprehensive income/(loss)	23	(4,290)	(3,451)

Total shareholder's equity		31,334	26,045

Total liabilities and shareholder's equity		1,333,742	1,226,764

end of	2007	2006

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Statements of changes in shareholder’s equity

	Common shares	Additional paid-in capital	Retained earnings		Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity		Number of common shares outstanding	[2]

2007 (CHF million)

Balance at beginning of period	4,400	19,593	11,652		(6,149)		(3,451)	26,045		43,996,652

Net income	–	–	6,314		–		–	6,314		–

Cumulative effect of accounting changes, net of tax	–	–	(680)		–		10	(670)	[3]	–

Other comprehensive income, net of tax	–	–	–		–		(849)	(849)		–

Repurchase of treasury shares	–	–	–		(287)		–	(287)		–

Share-based compensation, net of tax	–	833	–		939		–	1,772		–

Dividends on share-based compensation, net of tax	–	112	–		–		–	112		–

Cash dividends paid	–	–	(1,167)	[4]	–		–	(1,167)		–

Other	–	311	(247)		–		–	64		–

Balance at end of period	4,400	20,849	15,872		(5,497)		(4,290)	31,334		43,996,652

2006 (CHF million)

Balance at beginning of period	4,400	18,770	7,045		(1,895)		(2,532)	25,788		43,996,652

Net income	–	–	7,020		–		–	7,020		–

Cumulative effect of accounting changes, net of tax	–	–	45		–		(306)	(261)		–

Other comprehensive income, net of tax	–	–	–		–		(613)	(613)		–

Issuance of treasury shares	–	(4)	–		–		–	(4)		–

Repurchase of treasury shares	–	–	–		(4,664)		–	(4,664)		–

Share-based compensation, net of tax	–	846	–		410		–	1,256		–

Dividends on share-based compensation, net of tax	–	(19)	–		–		–	(19)		–

Cash dividends paid	–	–	(2,458)		–		–	(2,458)		–

Balance at end of period	4,400	19,593	11,652		(6,149)		(3,451)	26,045		43,996,652

2005 (CHF million)

Balance at beginning of period	4,400	18,736	5,372		(3,131)		(3,309)	22,068		43,996,652

Net income	–	–	3,575		–		–	3,575		–

Other comprehensive income, net of tax	–	–	–		–		777	777		–

Repurchase of treasury shares	–	–	–		(171)		–	(171)		–

Share-based compensation, net of tax	–	30	–		1,407		–	1,437		–

Cash dividends paid	–	–	(1,902)		–		–	(1,902)		–

Other	–	4	–		–		–	4		–

Balance at end of period	4,400	18,770	7,045		(1,895)		(2,532)	25,788		43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Includes CHF 165 million related to SFAS 157, CHF (832) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 4 Includes CHF 10 million dividends paid by the Bank to Credit Suisse Group, and CHF 1,157 million dividends paid by Credit Suisse Holdings (USA) to Credit Suisse Group on its preference stock interest.

Comprehensive income

in	2007	2006	2005

Comprehensive income (CHF million)

Net income	6,314	7,020	3,575

Gains/(losses) on cash flow hedges	2	(36)	7

Cumulative translation adjustments	(1,168)	(729)	1,061

Unrealized gains/(losses) on securities	15	51	(71)

Minimum pension liability adjustment	–	101	(220)

Actuarial gains/(losses)	304	–	–

Net prior service cost	(2)	–	–

Other comprehensive income/(loss), net of tax [1]	(849)	(613)	777

Comprehensive income	5,465	6,407	4,352

1 For details on the components of other comprehensive income, refer to Note 23 - Accumulated other comprehensive income.

Consolidated statements of cash flows

in	2007	2006	2005

Operating activities of continuing operations (CHF million)

Net income	6,314	7,020	3,575

Income from continuing operations	6,314	7,020	3,575

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	860	988	894

Provision for credit losses	227	(97)	(134)

Deferred tax provision	(1,193)	585	(595)

Share of net income from equity method investments	(91)	2	(54)

Cumulative effect of accounting changes, net of tax	–	–	(12)

Trading assets and liabilities	(64,779)	(25,848)	(7,249)

(Increase)/decrease in accrued interest, fees receivable and other assets	(63,377)	(60,763)	(30,021)

Increase/(decrease) in accrued expenses and other liabilities	60,266	28,294	6,095

Other, net	7,818	2,227	1,004

Total adjustments	(60,269)	(54,612)	(30,072)

Net cash provided by/(used in) operating activities of continuing operations	(53,955)	(47,592)	(26,497)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(455)	330	(571)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,327	9,841	(47,562)

Purchase of investment securities	(445)	(1,641)	(12,409)

Proceeds from sale of investment securities	2,884	1,234	412

Maturities of investment securities	3,451	3,533	6,081

Investments in subsidiaries and other investments	(8,395)	(6,541)	(2,293)

Proceeds from sale of other investments	2,188	1,705	1,483

(Increase)/decrease in loans	(36,137)	(26,477)	(17,957)

Proceeds from sales of loans	339	3,142	2,158

Capital expenditures for premises and equipment and other intangible assets	(1,296)	(1,488)	(901)

Proceeds from sale of premises and equipment and other intangible assets	90	34	44

Other, net	(43)	95	261

Net cash provided by/(used in) investing activities of continuing operations	(34,492)	(16,233)	(71,254)

Consolidated statements of cash flows – continued
in	2007	2006	2005

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	46,290	51,154	40,790

Increase/(decrease) in short-term borrowings	(49)	483	(936)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,590	(1,392)	36,975

Issuances of long-term debt	77,786	76,596	51,170

Repayments of long-term debt	(62,638)	(49,402)	(29,110)

Issuance of trust preferred securities	22	0	0

Issuances of treasury shares	0	(4)	0

Repurchase of treasury shares	(287)	(4,664)	(171)

Dividends paid/capital repayments	(1,106)	(2,528)	(1,904)

Other, net	7,522	1,970	(84)

Net cash provided by/(used in) financing activities of continuing operations	98,130	72,213	96,730

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,244)	(468)	3,260

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	8,439	7,920	2,239

Cash and due from banks at beginning of period	27,865	19,945	17,706

Cash and due from banks at end of period	36,304	27,865	19,945

in	2007	2006	2005

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	2,541	1,481	1,586

Cash paid for interest	54,128	41,609	27,892

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	335	199	1,554

Fair value of liabilities assumed	300	199	1,364

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse, the Swiss bank subsidiary of the Group (the Bank), are prepared in accordance with US GAAP and are stated in CHF. The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income or total shareholder’s equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

For a summary of significant accounting policies, with the exception of the following accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Pensions and other post-retirement benefits
Credit Suisse sponsors a Group defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.

For the Bank’s participation in the Group defined benefit pension plan, no retirement benefit obligation is recognized in the consolidated balance sheets of the Bank and defined contribution accounting is applied, as the Bank is not the sponsoring entity of the Group plan.

For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its PBO and the current and past service costs related to its defined benefit and other post-retirement benefit plans. The measurement date used by the Bank to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimate by Bank management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

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

Health care cost trend rates are determined by reviewing external data and the Bank’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Bank’s defined benefit post-retirement and pension plans are recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Own shares and own bonds
The Bank’s shares are wholly-owned by Credit Suisse and are not subject to trading. The Bank may buy and sell Credit Suisse Group shares, own bonds and derivatives on Credit Suisse Group shares within its normal trading and market-making activities. In addition, the Bank may hold Credit Suisse Group shares to physically hedge commitments arising from employee share-based compensation awards. Credit Suisse Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Derivatives on Credit Suisse Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Credit Suisse Group shares and unrealized and realized gains and losses on Credit Suisse Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

2 Recently issued accounting standards
For recently adopted accounting standards and standards to be adopted in future periods, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. With the exception of the following standards, the impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Recently adopted accounting standards
SFAS 159
As a result of the adoption of SFAS 159 and election of certain existing instruments under the fair value option as of January 1, 2007, the Bank reported a decrease in opening retained earnings of CHF 832 million, net of tax. For further information, refer to Note 31 – Financial instruments.

SFAS 158
The cumulative effect of the Bank adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 306 million. For further information, refer to Note 27 – Pension and other post-retirement benefits.

SFAS 157
As a result of the adoption of SFAS 157 as of January 1, 2007, the Bank reported an increase in opening retained earnings of CHF 165 million, net of tax. For further information, refer to Note 31 – Financial instruments.

3 Business developments
The Bank had no significant acquisitions in 2006 and 2005 and no significant divestitures in 2007, 2006 and 2005. For further information, refer to Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group.

4 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2007, 2006 and 2005 were CHF 1,078 million, CHF 994 million and CHF 791 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 2,501 million, CHF 2,141 million and CHF 1,855 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2007 and 2006, were CHF 56.2 billion and CHF 44.9 billion, respectively. For further information, refer to Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group.

Net revenues and income from continuing operations before taxes
in	2007	2006	2005

Net revenues (CHF million)

Private Banking	13,522	11,678	10,495

Investment Banking	18,958	20,469	15,547

Asset Management	2,577	2,861	2,801

Adjustments [1,2]	2,247	1,604	288

Net revenues	37,304	36,612	29,131

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes (CHF million)

Private Banking	5,486	4,596	3,966

Investment Banking	3,649	5,951	1,599

Asset Management	354	508	1,006

Adjustments [1,3]	2,684	1,746	(285)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,173	12,801	6,286

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes minority interest-related revenues of CHF 5,046 million, CHF 3,788 million and CHF 2,074 million in 2007, 2006 and 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a SEI in such revenues. 3 Includes minority interest income of CHF 4,864 million, CHF 3,683 million and CHF 2,042 million in 2007, 2006 and 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a SEI in such income.

Total assets
end of	2007	2006

Total assets (CHF million)

Private Banking	376,800	340,741

Investment Banking	1,140,740	1,046,557

Asset Management	27,784	20,448

Adjustments [1]	(211,582)	(180,982)

Total assets	1,333,742	1,226,764

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income from continuing operations before taxes by geographic location
in	2007	2006	2005

Net revenues (CHF million)

Switzerland	9,893	8,832	8,043

EMEA	9,797	9,002	7,254

Americas	15,021	16,126	11,595

Asia Pacific	2,593	2,652	2,239

Net revenues	37,304	36,612	29,131

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes (CHF million)

Switzerland	3,237	3,184	2,147

EMEA	2,665	2,068	1,388

Americas	6,325	7,232	2,515

Asia Pacific	(54)	317	236

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,173	12,801	6,286

The designation of net revenues and income from continuing operations before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2007	2006

Total assets (CHF million)

Switzerland	163,416	147,137

EMEA	448,717	388,809

Americas	607,944	578,738

Asia Pacific	113,665	112,080

Total assets	1,333,742	1,226,764

The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2007	2006	2005

Net interest income (CHF million)

Loans	8,208	6,952	5,496

Investment securities	713	667	490

Trading assets	22,851	17,554	13,764

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,462	19,125	12,673

Other	7,370	5,094	2,938

Interest and dividend income	61,604	49,392	35,361

Deposits	(15,991)	(12,268)	(7,416)

Short-term borrowings	(894)	(625)	(367)

Trading liabilities	(8,665)	(6,606)	(4,845)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,134)	(17,881)	(11,677)

Long-term debt	(4,653)	(4,337)	(3,671)

Other	(2,657)	(1,706)	(846)

Interest expense	(53,994)	(43,423)	(28,822)

Net interest income	7,610	5,969	6,539

6 Commissions and fees
in	2007	2006	2005

Commissions and fees (CHF million)

Lending business	2,015	1,590	1,146

Investment and portfolio management	5,319	4,441	3,904

Other securities business	216	174	189

Fiduciary	5,535	4,615	4,093

Underwriting	1,808	2,735	2,461

Brokerage	5,438	4,762	3,376

Underwriting and brokerage	7,246	7,497	5,837

Other customer services	3,126	2,677	2,197

Commissions and fees	17,922	16,379	13,273

7 Other revenues
in	2007	2006	2005

Other revenues (CHF million)

Minority interests without SEI	4,915	3,670	2,085

Loans held-for-sale	(638)	31	62

Long-lived assets held-for-sale	30	20	25

Equity method investments	200	114	271

Other investments	732	772	668

Other	727	495	515

Other revenues	5,966	5,102	3,626

8 Provision for credit losses
in	2007	2006	2005

Provision for credit losses (CHF million)

Allowance for loan losses	25	(116)	(126)

Provisions for lending-related and other exposures	202	19	(8)

Provision for credit losses	227	(97)	(134)

9 Compensation and benefits
in	2007	2006	2005

Compensation and benefits (CHF million)

Salaries and bonuses	13,848	13,373	11,879

Social security	833	845	661

Other	967	914	904

Compensation and benefits	15,648	15,132	13,444

10 General and administrative expenses
in	2007	2006	2005

General and administrative expenses (CHF million)

Occupancy expenses	859	861	813

IT, machinery, etc.	487	500	491

Provisions and losses [1]	99	(199)	1,337

Travel and entertainment	587	596	527

Professional services	2,257	2,129	1,856

Depreciation of property and equipment	826	807	802

Amortization and impairment of other intangible assets	34	182	96

Other	1,716	1,778	1,815

General and administrative expenses	6,865	6,654	7,737

1 Includes provisions for litigation in 2005 and credits for insurance settlements for litigation and related costs in 2006.

11 Securities borrowed, lent and subject to repurchase agreements
end of	2007	2006

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	184,729	170,734

Deposits paid for securities borrowed	111,612	147,838

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,341	318,572

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	244,782	244,544

Deposits received for securities lent	55,694	43,898

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,476	288,442

For further information, refer to Note 13 – Securities borrowed, lent and subject to repurchase agreements in V – Consolidated financial statements – Credit Suisse Group.
12 Trading assets and liabilities
end of	2007	2006

Trading assets (CHF million)

Debt securities	208,988	214,076

Equity securities [1]	194,379	148,967

Derivative instruments	97,356	57,744

Other	29,402	28,635

Trading assets	530,125	449,422

Trading liabilities (CHF million)

Short positions	122,655	139,899

Derivative instruments	77,920	58,037

Trading liabilities	200,575	197,936

1 Including convertible bonds.

13 Investment securities
end of	2007	2006

Investment securities (CHF million)

Debt securities held-to-maturity	248	744

Securities available-for-sale	14,267	19,560

Total investment securities	14,515	20,304

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2007 (CHF million)

Debt securities issued by foreign governments	248	1	0	249

Debt securities held-to-maturity	248	1	0	249

Debt securities issued by foreign governments	14,165	16	499	13,682

Corporate debt securities	358	0	0	358

Other	18	1	0	19

Debt securities available-for-sale	14,541	17	499	14,059

Equity securities available-for-sale	163	45	0	208

Securities available-for-sale	14,704	62	499	14,267

2006 (CHF million)

Debt securities issued by foreign governments	744	1	0	745

Debt securities held-to-maturity	744	1	0	745

Debt securities issued by foreign governments	18,900	9	590	18,319

Corporate debt securities	617	0	0	617

Other	380	10	1	389

Debt securities available-for-sale	19,897	19	591	19,325

Equity securities available-for-sale	181	54	0	235

Securities available-for-sale	20,078	73	591	19,560

Gross unrealized losses on investment securities and the related fair value
		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2007 (CHF million)

Debt securities issued by foreign governments	11	0	12,602	499	12,613	499

Debt securities available-for-sale	11	0	12,602	499	12,613	499

2006 (CHF million)

Debt securities issued by foreign governments	1,353	2	16,450	588	17,803	590

Other	341	1	0	0	341	1

Debt securities available-for-sale	1,694	3	16,450	588	18,144	591

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Bank has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
			Debt securities			Equity securities

in	2007	2006	2005	2007	2006	2005

Additional information (CHF million)

Proceeds from sales	2,878	1,226	383	6	8	30

Realized gains	23	70	20	0	2	14

Realized losses	(6)	(79)	(8)	0	0	(29)

Amortized cost, fair value and average yield of debt securities
			Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2007 (CHF million)

Due within 1 year	0	0	–	2,815	2,794	3.54

Due from 1 to 5 years	248	249	3.85	6,686	6,465	2.88

Due from 5 to 10 years	0	0	–	5,040	4,800	3.39

Total debt securities	248	249	3.85	14,541	14,059	3.18

14 Other investments
end of	2007	2006

Other investments (CHF million)

Equity method investments	2,558	1,450

Non-marketable equity securities [1]	24,887	18,324

Real estate held for investment	410	359

Life settlement contracts on investment method	52	55

Total other investments	27,907	20,188

1 Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

There were no significant non-marketable equity securities, which have been in a continuous unrealized loss position. The Bank performs a regular impairment analysis of real estate portfolios. No significant impairment charges were recorded in 2007, 2006 and 2005.

Accumulated depreciation related to real estate held for investment amounted to CHF 313 million, CHF 329 million and CHF 390 million for 2007, 2006 and 2005, respectively. For further information, refer to Note 16 – Other investments in V – Consolidated financial statements – Credit Suisse Group.

15 Loans
end of	2007	2006

Loans (CHF million)

Banks	2,128	554

Commercial	45,961	44,232

Consumer	70,197	68,982

Public authorities	982	1,000

Lease financings	2,604	3,361

Switzerland	121,872	118,129

Banks	10,593	8,900

Commercial	69,448	48,862

Consumer	19,021	15,170

Public authorities	1,592	905

Lease financings	115	228

Foreign	100,769	74,065

Gross loans	222,641	192,194

Net (unearned income)/deferred expenses	(71)	(6)

Allowance for loan losses	(1,000)	(1,305)

Net loans	221,570	190,883

Impaired loan portfolio (CHF million)

Gross impaired loans	1,540	1,780

of which with a specific allowance	1,185	1,515

of which without a specific allowance	355	265

in	2007	2006	2005

Allowance for loan losses (CHF million)

Balance at beginning of period	1,305	1,965	2,697

Change in accounting [1]	(61)	0	0

Change in scope of consolidation	(92)	0	0

Net additions charged to statements of income	25	(116)	(126)

Gross write-offs	(236)	(696)	(902)

Recoveries	83	140	132

Net write-offs	(153)	(556)	(770)

Provisions for interest	3	47	69

Foreign currency translation impact and other adjustments, net	(27)	(35)	95

Balance at end of period	1,000	1,305	1,965

of which a specific allowance	640	936	1,613

of which an inherent credit loss allowance	360	369	352

1 Related to the adoption of SFAS 159.

As of December 31, 2007 and 2006, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

in / end of	2007	2006	2005

Additional loan information (CHF million)

Average balance of impaired loans	1,480	2,014	3,265

Interest income which was recognized	18	23	25

Interest income recognized on a cash basis	18	35	43

Net gains/(losses) on the sale of loans	(638)	31	62

Total non-performing loans	1,037	1,373	1,904

16 Premises and equipment
end of	2007	2006

Premises and equipment (CHF million)

Buildings and improvements	3,337	3,383

Land	781	809

Leasehold improvements	1,746	1,716

Software	2,228	1,914

Equipment	2,904	3,269

Premises and equipment	10,996	11,091

Accumulated depreciation	(5,406)	(5,648)

Total premises and equipment, net	5,590	5,443

The carrying value of the Bank’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. No significant impairment charges were recorded in 2007, 2006 and 2005.

17 Goodwill
	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

2007 (CHF million)

Balance at beginning of period	382	7,088	2,419	9,889

Goodwill acquired during the year	206	157	197	560

Other	(24)	(501)	(178)	(703)

Balance at end of period	564	6,744	2,438	9,746

2006 (CHF million)

Balance at beginning of period	384	7,524	2,563	10,471

Goodwill acquired during the year	1	52	0	53

Other	(3)	(488)	(144)	(635)

Balance at end of period	382	7,088	2,419	9,889

For further information, refer to Note 19 – Goodwill in V – Consolidated financial statements – Credit Suisse Group.
18 Other intangible assets
			2007			2006

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	31	(23)	8	33	(24)	9

Client relationships	357	(226)	131	388	(217)	171

Other	110	(109)	1	116	(110)	6

Total amortized other intangible assets	498	(358)	140	537	(351)	186

Unamortized other intangible assets	281	–	281	289	–	289

Total other intangible assets	779	(358)	421	826	(351)	475

The aggregate amortization expenses for 2007, 2006 and 2005 were CHF 28 million, CHF 43 million and CHF 96 million, respectively. For further information, refer to Note 20 – Other intangible assets in V – Consolidated financial statements – Credit Suisse Group.

Estimated amortization expenses (CHF million)

2008	23

2009	20

2010	14

2011	13

2012	13

19 Life settlement contracts
2007	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	178	332	259	268	378	4,919	6,334

Carrying value, in CHF m	10	21	15	16	26	1,993	2,081

Face value, in CHF m	11	22	15	17	38	4,926	5,029

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF m	–	–	–	–	–	52	52

Face value, in CHF m	–	–	–	–	–	81	81

2006

Fair value method

Number of contracts	72	213	351	248	191	3,462	4,537

Carrying value, in CHF m	3	10	21	15	9	258	316

Face value, in CHF m	3	11	23	16	11	613	677

Investment method

Number of contracts	–	–	–	–	–	5	5

Carrying value, in CHF m	–	–	–	–	–	55	55

Face value, in CHF m	–	–	–	–	–	102	102

For further information, refer to Note 21 – Life settlement contracts in V – Consolidated financial statements – Credit Suisse Group.
20 Other assets and other liabilities
end of	2007	2006

Other assets (CHF million)

Cash collateral on derivative instruments	18,766	14,917

Derivative instruments used for hedging	1,039	1,648

Brokerage receivables	54,890	49,242

Assets held-for-sale	48,206	53,346

of which loans	47,975	53,178

of which real estate	231	168

Interest and fees receivable	10,700	8,657

Deferred tax assets	5,728	4,835

Prepaid expenses	521	452

Other	18,119	14,406

Other assets	157,969	147,503

Other liabilities (CHF million)

Cash collateral on derivative instruments	48,968	22,610

Derivative instruments used for hedging	73	959

Brokerage payables	55,823	33,196

Provisions [1]	2,219	2,050

of which off-balance sheet risk	266	138

Interest and fees payable	11,737	12,239

Current tax liabilities	3,083	2,885

Deferred tax liabilities	537	466

Failed sales	10,627	18,384

Other	29,286	25,047

Other liabilities	162,353	117,836

1 Includes provision for bridge commitments.

For further information, refer to Note 22 – Other assets and other liabilities in V – Consolidated financial statements – Credit Suisse Group.
21 Deposits
			2007			2006

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	7,385	1,581	8,966	6,742	914	7,656

Interest-bearing demand deposits	45,957	29,919	75,876	44,147	21,715	65,862

Savings deposits	32,943	38	32,981	35,220	24	35,244

Time deposits	63,970	232,784	296,754	62,302	213,860	276,162

Total deposits	150,255	264,322	414,577	148,411	236,513	384,924

of which due to banks	–	–	106,979	–	–	104,724

of which customer deposits	–	–	307,598	–	–	280,200

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2007 and 2006, CHF 126 million and CHF 190 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2007 and 2006, the Bank had CHF 294.5 billion and CHF 274.3 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

22 Long-term debt
end of	2007	2006

Long-term debt (CHF million)

Senior	138,237	127,367

Subordinated	19,045	16,654

Long-term debt	157,282	144,021

of which reported at fair value	107,290	44,208

end of	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate	3,161	3,683	4,869	5,745	4,100	12,804	34,362

Variable rate	25,136	22,321	17,509	11,368	12,122	15,419	103,875

Interest rates (range in %) [1]	1.1-15.1	1.1-5.4	1.5-5.5	1.6-8.3	1.8-9.8	2.0-12.3	–

Subordinated debt
Fixed rate	1,374	2,062	1,567	2,255	2,303	7,787	17,348

Variable rate	180	–	–	–	–	1,517	1,697

Interest rates (range in %) [1]	4.1-8.6	4.0-8.3	2.2-8.3	3.1-6.9	3.1-8.0	3.0-10.3	–

Total long-term debt	29,851	28,066	23,945	19,368	18,525	37,527	157,282

of which structured notes	16,731	15,645	15,534	7,778	6,393	12,621	74,702

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

For further information, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
23 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other comprehen- sive income

2007 (CHF million)

Balance at beginning of period	(1)	(2,811)	106	–	(754)	9	(3,451)

Increase/(decrease)	6	(1,168)	19	–	248	0	(895)

Reclassification adjustments, included in net income	(4)	0	(4)	–	56	(2)	46

Adoption of SFAS 159, net of tax	6	0	4	–	0	0	10

Balance at end of period	7	(3,979)	125	–	(450)	7	(4,290)

2006 (CHF million)

Balance at beginning of period	35	(2,082)	55	(540)	–	–	(2,532)

Increase/(decrease)	(33)	(728)	70	101	–	–	(590)

Reclassification adjustments, included in net income	(3)	(1)	(19)	0	–	–	(23)

Adoption of SFAS 158, net of tax	0	0	0	439	(754)	9	(306)

Balance at end of period	(1)	(2,811)	106	0	(754)	9	(3,451)

2005 (CHF million)

Balance at beginning of period	28	(3,143)	126	(320)	–	–	(3,309)

Increase/(decrease)	(3)	1,070	2	(220)	–	–	849

Reclassification adjustments, included in net income	10	(9)	(73)	–	–	–	(72)

Balance at end of period	35	(2,082)	55	(540)	–	–	(2,532)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 24 - Tax and Note 27 - Pension and other post-retirement benefits.

24 Tax
Income from continuing operations before taxes in Switzerland and foreign countries
in	2007	2006	2005

Income from continuing operations before taxes (CHF million)

Switzerland	3,237	3,184	2,147

Foreign	8,936	9,617	4,139

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,173	12,801	6,286

Details of current and deferred taxes
in	2007	2006	2005

Current and deferred taxes (CHF million)

Switzerland	578	570	563

Foreign	1,461	982	692

Current income tax expense	2,039	1,552	1,255

Switzerland	128	76	19

Foreign	(1,321)	509	(615)

Deferred income tax expense/(benefit)	(1,193)	585	(596)

Income tax expense	846	2,137	659

Income tax expense/(benefit) on cumulative effect of accounting changes	–	–	6

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	0	(4)	1

Cumulative translation adjustment	(97)	(56)	110

Unrealized gains/(losses) on securities	7	23	(3)

Minimum pension liability adjustment	–	67	(120)

Actuarial gains/(losses)	124	(159)	–

Net prior service cost	0	5	–

Dividends	(5)	0	0

Cumulative effect of accounting changes	(265)	(3)	–

Share-based compensation and treasury shares	(56)	(259)	(3)

Reconciliation of taxes computed at the Swiss statutory rate
in	2007	2006	2005

Taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	2,678	2,816	1,383

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(337)	347	(119)

Non-deductible amortization of intangible assets and goodwill impairment	8	59	23

Other non-deductible expenses	373	312	225

Additional taxable income	288	317	247

Lower taxed income	(1,106)	(733)	(511)

Income taxable to minority interests	(1,050)	(783)	(449)

Changes in tax law and rates	31	3	(1)

Changes in deferred tax valuation allowance [1]	692	(35)	(241)

Other [2]	(731)	(166)	102

Income tax expense	846	2,137	659

1 In 2007, 2006 and 2005 there was a tax benefit of CHF 39 million, CHF 115 million and CHF 325 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net operating loss carry-forwards, offset by additions. 2 Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions. Included in 2006 and 2005 is an amount of CHF 109 million and CHF 131 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2007 and 2005 also included a charge of CHF 11 million and CHF 146 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2007, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 11.2 billion. No deferred tax was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2007	2006

Tax effect of temporary differences (CHF million)

Employment compensation and benefits	2,309	2,126

Loans	780	184

Investment securities	29	68

Provisions	523	1,006

Derivatives	121	149

Real estate	62	80

Net operating loss carry-forwards	3,669	1,985

Other	159	241

Gross deferred tax assets before valuation allowance	7,652	5,839

Less valuation allowance	(1,378)	(721)

Gross deferred tax assets net of valuation allowance	6,274	5,118

Employment compensation and benefits	(119)	(89)

Loans	(13)	(56)

Investment securities	(272)	(44)

Business combinations	(361)	(174)

Derivatives	(109)	(107)

Leasing	(92)	(189)

Real estate	(61)	(74)

Other	(56)	(16)

Gross deferred tax liabilities	(1,083)	(749)

Net deferred tax assets	5,191	4,369

Amounts and expiration dates of net operating loss carry-forwards
end of 2007	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	17

Due to expire within 2 to 5 years	329

Due to expire within 6 to 10 years	664

Due to expire within 11 to 20 years	7,396

Amount due to expire	8,406

Amount not due to expire	1,760

Total net operating loss carry-forwards	10,166

Movements in the valuation allowance
in	2007	2006	2005

Movements in the valuation allowance (CHF million)

Balance at beginning of period	721	891	1,124

Net changes	657	(170)	(233)

Balance at end of period	1,378	721	891

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of income were CHF 819 million, CHF 513 million and CHF 679 million in 2007, 2006 and 2005, respectively. For further information on share-based compensation, refer to Note 25 – Employee share-based compensation and other benefits.

The Bank realized windfall tax benefits of CHF 73 million, CHF 252 million and CHF 46 million in 2007, 2006 and 2005, respectively, upon settlement of share-based compensation. In 2007, CHF 13 million of tax benefits was recognized in respect of tax on dividend equivalent payments, in accordance with EITF 06-11, which was early adopted by the Bank. However, windfall deductions and dividend equivalents aggregating CHF 1.4 billion for 2007 and 2005 did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 560 million tax benefit will be recorded in additional paid-in capital.

FIN 48
The Bank adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48 an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings.

Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of income was CHF 29 million for 2007 and the amount of interest and penalties recognized in the consolidated balance sheets was CHF 340 million.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
2007 (CHF million)

Balance at beginning of period	1,475

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	180

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(255)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	233

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(130)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(32)

Other (including foreign currency translation)	(121)

Balance at end of period	1,350

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,402 million and CHF 1,186 million on January 1, 2007 and December 31, 2007, respectively.

It is reasonably possible that there will be a decrease of between zero and CHF 280 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK –1997; and the US – 1993.

For further information, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
25 Employee share-based compensation and other benefits
Share-based compensation
For further information, refer to Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group.
Compensation expense
Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 2,564 million, CHF 1,597 million and CHF 2,118 million for 2007, 2006 and 2005, respectively. As of December 31, 2007, the total estimated unrecognized compensation expense of CHF 2,335 million related to non-vested share-based compensation will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but can also issue new shares out of available conditional capital. For the year ended December 31, 2007, the Group delivered approximately 22.1 million shares to employees.

Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the fair value of share options, PIP and ISU based on the annual incentive performance bonus performance process.
Significant fair value assumptions
end of	2007	2006	2005

Significant assumptions

Expected volatility, in % [1]	22.95	24.80	29.00

Expected dividend yield, in % [1]	2.41	3.24	3.03

Expected risk-free interest rate, in %	2.63	2.36	1.86

Expected term, in years	3	5	5

1 Due to current and changing market conditions, the Group refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

Credit Suisse Incentive Share Unit
The compensation expense recognized in 2007 for these awards was CHF 1,127 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 1,513 million and will be recognized over a period of two years. None of the ISUs were vested as of December 31, 2007.

On January 22, 2008, the Bank granted 45.7 million ISUs. The fair value of the ISU Base Unit was CHF 54.90, and the fair value of the ISU Leverage Unit was CHF 10.69. The fair value of the ISU Leverage Unit was based on a valuation using an expected volatility of 32.04%, an expected dividend yield of 5.46%, an expected risk-free rate of 2.45% and an expected term of three years. For the ISUs granted in January 2008, there is no cap on the total payout of additional shares, however, the number of additional shares per ISU Base Unit is limited to a maximum of ten shares. The recognition of accounting expense for the ISUs granted on January 22, 2008, began in 2008 and thus had no impact on the 2007 consolidated financial statements. The expected unrecognized compensation expense of CHF 2,792 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
2007	ISU Base

Number of awards (million)

Balance at beginning of period	0.0

Granted	27.2

Settled	(0.4)

Forfeited	(1.4)

Balance at end of period	25.4

Performance Incentive Plan
The compensation expense recognized in 2007 related to PIP I and PIP II was CHF 432 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2007, was CHF 257 million and will be recognized over a period of three years. None of the PIP units were due for settlement as of December 31, 2007.

Performance Incentive Plan activities
		2007		2006		2005

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	5.9	12.0	–	12.2	–	–

Granted	0.4	–	6.1	–	–	13.5

Settled	–	–	–	–	–	–

Forfeited	(0.1)	(0.1)	(0.2)	(0.2)	–	(1.3)

Balance at end of period	6.2	11.9	5.9	12.0	–	12.2

of which vested	1.5	5.2	–	2.6	–	–

of which unvested	4.7	6.7	5.9	9.4	–	12.2

Shares
The compensation expense recognized in 2007 related to shares awarded under phantom share, LPA and special awards was CHF 1,004 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007, was CHF 565 million and will be recognized over a period of four years.

Share award activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	50.7	60.70	46.5	47.73	75.1	47.44

Granted	4.3	81.49	26.2	72.51	22.9	49.09

Settled	(24.2)	59.03	(18.8)	45.98	(45.9)	48.40

Forfeited	(2.3)	62.66	(3.2)	55.62	(5.6)	43.88

Balance at end of period	28.5	65.13	50.7	60.70	46.5	47.73

of which vested	0.3	–	2.7	–	3.6	–

of which unvested	28.2	–	48.0	–	42.9	–

Share options
The weighted-average fair value of options granted during 2006 and 2005 was CHF 12.12 and CHF 9.50, respectively. There were no options granted during 2007. As of December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable was CHF 445 million and the weighted-average remaining contractual term was 3.6 years. As of the exercise date, the total intrinsic value of options exercised during 2007, 2006 and 2005 was CHF 302 million, CHF 232 million and CHF 139 million, respectively. Cash received from option exercises during 2007, 2006 and 2005 was CHF 336, CHF 327 million and CHF 193 million, respectively.

As of December 31, 2007, there were 1.6 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 68.10 and a weighted-average remaining contractual term of 1.8 years. During 2007, there were 0.1 million exercises of options with a cash settlement feature, no forfeitures and 0.2 million of these options were settled for CHF 8.3 million in cash.

Share option activities
		2007		2006		2005

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share options

Balance at beginning of period	45.6	59.01	53.9	56.84	60.6	54.23

Granted	–	–	0.1	71.60	0.1	48.61

Exercised	(7.2)	47.45	(7.3)	44.56	(6.1)	31.93

Settled	(0.3)	61.49	(0.4)	59.49	–	74.00

Forfeited	(0.7)	75.31	(0.6)	51.55	(0.6)	50.04

Expired	(0.2)	35.52	(0.1)	17.65	(0.1)	14.38

Balance at end of period	37.2	61.07	45.6	59.01	53.9	56.84

Exercisable at end of period	36.1	60.43	41.2	59.58	50.6	57.84

26 Related parties
Credit Suisse Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of Credit Suisse Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

For further information, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.
Related party assets and liabilities
end of	2007	2006

Assets (CHF million)

Cash and due from banks	2,815	2,458

Interest-bearing deposits with banks	2,348	1,979

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	498	509

Securities received as collateral	542	187

Trading assets	141	369

Loans	8,609	7,058

Other assets	177	122

Total assets	15,130	12,682

Liabilities (CHF million)

Due to banks/customer deposits	18,696	19,808

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	100	0

Obligation to return securities received as collateral	542	187

Trading liabilities	296	257

Short-term borrowings	0	133

Long-term debt	10,028	10,207

Other liabilities	542	754

Total liabilities	30,204	31,346

Related party revenues and expenses
in	2007	2006	2005

Revenues (CHF million)

Interest and dividend income	444	295	90

Interest expense	(1,277)	(753)	(540)

Net interest income	(833)	(458)	(450)

Commissions and fees	(5)	(4)	45

Other revenues	246	238	253

Total non-interest revenues	241	234	298

Net revenues	(592)	(224)	(152)

Expenses (CHF million)

Other expenses	(226)	(486)	(675)

Total operating expenses	(226)	(486)	(675)

Related party guarantees
end of	2007	2006

Guarantees (CHF million)

Credit guarantees and similar instruments	62	77

Performance guarantees and similar instruments	1	0

Derivatives	376	320

Other guarantees	59	3

Total at end of period	498	400

Loans to members of the Board of Directors and the Executive Board
in	2007	2006	2005

Loans to members of the Board of Directors (CHF million) [1]

Balance at beginning of period	22	17	17

Additions	0	5	1

Reductions	(7)	0	(1)

Balance at end of period	15	22	17

Loans to members of the Executive Board (CHF million) [2]

Balance at beginning of period	22	12	27

Additions	3	12	8

Reductions	(3)	(2)	(23)

Balance at end of period	22	22	12

1 The number of individuals at the beginning and at the end of the year was five. 2 The number of individuals at the beginning and at the end of the year was seven and eight, respectively.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2007 and 2006, of CHF 678 million and CHF 771 million, respectively, are reflected in various liability accounts in the Bank’s consolidated balance sheets.

27 Pension and other post-retirement benefits
Pension plans
The Bank participates in a defined benefit pension plan sponsored by Credit Suisse Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK. The measurement date for the Group defined benefit pension plan, single-employer defined benefit pension plans and other post-retirement defined benefit plans is September 30.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within Credit Suisse Group participate in the plan and the plan is set up as an independent trust domiciled in Zurich. Credit Suisse Group accounts for the plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, PBO and the ABO. Following the implementation of SFAS 158, the funded status of the plan is recorded in the consolidated balance sheets. The Bank accounts for the defined benefit pension plan sponsored by Credit Suisse Group as a Group pension plan because other legal entities within Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to this plan are recognized by the Bank. The Bank’s contributions are determined using a predetermined formula based on each employee’s salary level and age and approximates 167% of each employee’s contribution. During 2007, 2006 and 2005, the Bank contributed and recognized as expense approximately CHF 333 million, CHF 285 million and CHF 260 million, respectively. The Bank expects to contribute CHF 332 million to the Group plan during 2008. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2007, 2006 and 2005 would have been lower by CHF 186 million, CHF 150 million and CHF 175 million, respectively, and the Bank would have recognized CHF 74 million, CHF 69 million and CHF 27 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of the measurement date, the ABO of the Group plan was CHF 10.5 billion, the PBO was CHF 11.7 billion and the fair value of plan assets was CHF 12.0 billion. As of December 31, 2007, the Group plan was overfunded on an ABO basis by CHF 1,555 million and overfunded on a PBO basis by CHF 385 million, which takes into account fourth quarter contributions of CHF 76 million. If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have had to recognize the funded status of the plan on a PBO basis of CHF 347 million as of December 31, 2007, as an asset in the consolidated balance sheets in accordance with SFAS 158, resulting in an increase in AOCI within total shareholder’s equity.

The calculation of the expense and liability associated with the defined benefit pension plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by Credit Suisse Group. As of the measurement date, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5%, and the discount rate used in the measurement of the benefit obligation and the net periodic pension cost would have been 4% and 3.3%, respectively.

International pension plans
Various pension plans cover the Bank’s employees outside of Switzerland, including both single-employer defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

Other post-retirement defined benefit plans
In the US, the Bank sponsors another post-retirement defined benefit plan that provides health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

International single-employer defined benefit plans and other post-retirement defined benefit plans
Pension cost
The net periodic pension cost for defined benefit pension as well as other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets, as well as the amortization of both prior service costs and actuarial gains or losses recognized in AOCI.

For further information, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
Total pension cost
			International single- employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2007	2006	2005	2007	2006	2005

Total pension costs (CHF million)

Service costs on benefit obligation	46	51	61	1	2	1

Interest costs on benefit obligation	149	129	121	9	9	8

Expected return on plan assets	(158)	(139)	(142)	–	–	–

Amortization of recognized transition obligation/(asset)	–	(1)	(2)	–	–	–

Amortization of recognized prior service cost	1	1	1	(3)	–	–

Amortization of recognized actuarial (gains)/losses	75	71	48	11	9	9

Net periodic pension costs	113	112	87	18	20	18

Settlement (gains)/losses	–	(5)	–	–	–	–

Curtailment (gains)/losses	–	(9)	–	–	–	–

Total pension costs	113	98	87	18	20	18

Total pension costs reflected in the consolidated statements of income in compensation and benefits – other for 2007, 2006 and 2005 were CHF 131 million, CHF 118 million and CHF 105 million, respectively.

Benefit obligation
The following table shows the changes in PBO and fair value of plan assets, the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and ABO.

Funded status of the plans
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plans

in	2007	2006	2007	2006

PBO (CHF million)

Beginning of the measurement period	2,894	2,579	137	169

Service cost	46	51	1	2

Interest cost	149	129	9	9

Plan amendments	–	–	–	(19)

Curtailments	–	(41)	–	–

Actuarial (gains)/losses	(255)	222	15	(5)

Benefit payments	(63)	(60)	(7)	(7)

Exchange rate (gains)/losses	(191)	14	(10)	(12)

End of the measurement period	2,580	2,894	145	137

Fair value of plan assets (CHF million)

Beginning of the measurement period	2,163	2,039	–	–

Actual return on plan assets	260	192	–	–

Employer contributions	366	41	7	7

Curtailments	–	(42)	–	–

Benefit payments	(63)	(60)	(7)	(7)

Exchange rate gains/(losses)	(177)	(7)	–	–

End of the measurement period	2,549	2,163	–	–

Total amount recognized (CHF million)

Funded status of the plan – over/(underfunded)	(31)	(731)	(145)	(137)

Fourth quarter employer contributions	6	–	2	1

Total amount recognized in the consolidated balance sheet at December 31	(25)	(731)	(143)	(136)

Total amount recognized (CHF million)

Noncurrent assets	162	–	–	–

Current liabilities	(8)	(6)	(7)	(8)

Noncurrent liabilities	(179)	(725)	(136)	(128)

Total amount recognized in the consolidated balance sheet at December 31	(25)	(731)	(143)	(136)

ABO (CHF million)

End of measurement	2,463	2,736	–	–

The total net amount recognized in the consolidated balance sheets in other assets and other liabilities – other as of December 31, 2007 and 2006 was an underfunding of CHF 168 million and CHF 867 million, respectively.

In 2008, the Bank expects to contribute CHF 192 million to the international single-employer defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans.
The table below discloses both the aggregate PBO and ABO as well as the aggregate fair value of plan assets for those plans that are underfunded as of September 30, 2007 and 2006, respectively. The significant decrease in 2007 from 2006 primarily relates to the overfunded UK pension plan as of the measurement date on September 30, 2007.

PBO and ABO in excess of fair value of plan assets for defined benefit pension plans
		PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets

September 30	2007	2006	2007	2006

CHF million

PBO	287	2,886	179	1,935

ABO	249	2,729	168	1,818

Fair value of plan assets	96	2,147	3	1,227

As of December 31, 2006, the Bank adopted SFAS 158, which requires actuarial gains/(losses) and prior service costs to be recognized in AOCI and that these amounts be adjusted as they are subsequently recognized as components of net periodic pension cost. For further information, refer to Note 2 – Recently issued accounting standards. As of December 31, 2007, no net transition obligation is included in AOCI and as a consequence, no further amortization will be recorded in net periodic pension costs.

Amounts recognized in AOCI, net of tax
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2007	2006	2007	2006	2007	2006

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(404)	(708)	(46)	(46)	(450)	(754)

Prior service cost	(3)	(3)	10	12	7	9

Total	(407)	(711)	(36)	(34)	(443)	(745)

The following table discloses the changes in other comprehensive income due to actuarial gains/(losses) and prior service costs recognized in AOCI during 2007 and the amortization of the aforementioned items as components of net periodic pension cost for the period.

Changes in plan assets and benefit obligations recognized in other comprehensive income
			International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in 2007	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	357	(103)	254	(15)	9	(6)	248

Prior service cost	–	–	–	–	–	–	–

Amortization of actuarial gains/(losses)	75	(25)	50	11	(5)	6	56

Amortization of prior service cost	1	(1)	0	(3)	1	(2)	(2)

Total	433	(129)	304	(7)	5	(2)	302

Amounts in AOCI, net of tax, expected to be amortized in 2008
in 2008	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	25	5

Amortization of prior service cost	1	(2)

Total	26	3

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plan

September 30	2007	2006	2007	2006

Net benefit pension cost (%)

Discount rate	5.2	5.1	5.8	5.5

Salary increases	4.4	4.2	–	–

Expected long-term rate of return on plan assets	7.3	7.2	–	–

Benefit obligation (%)

Discount rate	5.9	5.2	6.2	5.8

Salary increases	4.5	4.4	–	–

Plan assets and investment strategy
As of September 30, 2007 and 2006, there were no material amounts of Group debt and equity securities included in plan assets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

Weighted-average asset allocation as of the measurement date
September 30	2007	2006

Weighted-average asset allocation (%)

Equity securities	58.3	44.7

Debt securities	20.4	49.8

Real estate	3.7	0.2

Alternative investments	14.6	0.2

Insurance	2.5	4.9

Liquidity	0.5	0.2

Total	100.0	100.0

Weighted-average target asset allocation to be applied prospectively

September 30, 2007 (%)

Equity securities	55.0

Debt securities	20.0

Real estate	5.0

Alternative investments	15.0

Liquidity	5.0

Total	100.0

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2008	73	7

2009	77	8

2010	81	8

2011	82	9

2012	85	9

Thereafter	461	52

Defined contribution pension plans
The Bank also contributes to various defined contribution pension plans primarily in the US and the UK but also in other countries throughout the world. The contributions to these plans during 2007, 2006 and 2005 were CHF 256 million, CHF 247 million and CHF 237 million, respectively.

28 Derivatives and hedging activities
Details of fair value, cash flow and net investment hedges
in	2007	2006	2005

Fair value, cash flow and net investment hedges (CHF million)

Fair value hedges
Net gain/(loss) on the ineffective portion	14	2	21

Cash flow hedges
Net gain/(loss) on the ineffective portion	0	0	1

Expected reclassification from AOCI into earnings during the next 12 months	7	0	11

Net investment hedges
Net gain/(loss) on hedges included in AOCI	121	(93)	(178)

For further information, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
29 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2007 (CHF million)

Credit guarantees and similar instruments	3,181	2,007	1,153	2,822	9,163	7,777		23	5,064

Performance guarantees and similar instruments	4,249	3,851	1,338	2,806	12,244	10,494		141	3,469

Securities lending indemnifications	40,006	0	0	0	40,006	40,006		0	40,006

Derivatives	127,332	234,805	522,879	233,832	1,118,848	1,118,848		37,853	–	[2]

Other guarantees	2,942	322	243	365	3,872	3,838		0	1,564

Total guarantees	177,710	240,985	525,613	239,825	1,184,133	1,180,963		38,017	50,103

2006 (CHF million)

Credit guarantees and similar instruments	3,153	1,326	2,175	3,196	9,850	7,450		8	4,581

Performance guarantees and similar instruments	3,657	4,307	1,046	1,883	10,893	9,687		162	3,069

Securities lending indemnifications	36,834	0	0	0	36,834	36,834		0	36,834

Derivatives	41,465	69,135	437,067	122,859	670,526	670,526		4,828	–	[2]

Other guarantees	2,584	397	132	213	3,326	3,326		0	1,356

Total guarantees	87,693	75,165	440,420	128,151	731,429	727,823		4,998	45,840

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Lease commitments

Lease commitments (CHF million)

2008	629

2009	564

2010	508

2011	469

2012	403

Thereafter	4,592

Future operating lease commitments	7,165

Less minimum non-cancellable sublease rentals	803

Total net future minimum lease commitments	6,362

Rental expense for operating leases
in	2007	2006	2005

Rental expense for operating leases (CHF million)

Minimum rental expense	680	673	672

Sublease rental income	(142)	(158)	(146)

Total net rental expense	538	515	526

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2007 (CHF million)

Irrevocable commitments under documentary credits	5,854	76	19	1	5,950	5,221		2,439

Loan commitments	180,390	14,946	30,742	11,251	237,329	237,077		160,978

Forward reverse repurchase agreements	40,403	0	0	0	40,403	40,403		40,403

Other commitments	2,603	593	465	1,205	4,866	4,866		346

Total other commitments	229,250	15,615	31,226	12,457	288,548	287,567		204,166

2006 (CHF million)

Irrevocable commitments under documentary credits	5,305	18	23	0	5,346	4,965		2,705

Loan commitments	167,907	14,464	28,625	14,541	225,537	224,225		132,452

Forward reverse repurchase agreements	5,535	122	0	40	5,697	5,697		5,697

Other commitments	1,095	184	275	3,293	4,847	4,847		112

Total other commitments	179,842	14,788	28,923	17,874	241,427	239,734		140,966

1 Total net amount is computed as the gross amount less any participations.

For further information, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.
30 Transfers and servicing of financial assets
Securitization activity
For further information, refer to Note 32 – Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group.
Securitization activity
in	2007	2006	2005

Proceeds received from securitization (CHF million)

CMBS
Proceeds from securitizations	24,735	30,089	17,939

Gains on securitizations [1]	527	704	411

RMBS
Proceeds from securitizations	37,562	46,023	69,942

Gains on securitizations [1]	79	84	55

CDO
Proceeds from securitizations	3,758	10,343	8,183

Gains on securitizations [1]	60	120	164

ABS [2]
Proceeds from securitizations	3,844	5,503	10,518

Gains on securitizations [1]	11	50	9

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Key economic assumptions used in measuring fair value of retained interests
						2007						2006

end of	CMBS	[1]	RMBS	CDO	[2]	ABS	CMBS	[1]	RMBS	CDO	[2]	ABS

Key economic assumptions

Weighted-average life, in years	4.4		6.8	9.7		13.6	3.2		3.4	5.4		5.1

Prepayment speed assumption (rate per annum), in % [3]	–		0-30.0	–		8.1-11.0	–		0-92.0	–		25.0

Cash flow discount rate (rate per annum), in % [4]	1.3-14.9		4.1-45.0	0-16.7		9.3-10.9	1.0-31.9		0-39.7	0-21.5		26.3

Expected credit losses (rate per annum), in %	0.5-10.6		0-40.2	0-12.0		4.7-6.0	1.6-28.0		0-29.7	0-17.0		21.7

Retained interests, key economic assumptions and sensitivity analysis
in 2007	CMBS	[1]	RMBS	CDO	[2]	ABS

CHF million, except where indicated

Fair value of retained interests	2,641		1,471	148		109

of which non-investment grade	194		110	57		45

Weighted-average life, in years	4.3		5.4	5.3		15.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.5-32.0	–		6.0-26.2

Impact on fair value from 10% adverse change	–		(15.1)	–		(1.1)

Impact on fair value from 20% adverse change	–		(29.8)	–		(2.3)

Cash flow discount rate (rate per annum), in % [4]	0-17.8		8.0-28.3	11.7-14.0		12.8

Impact on fair value from 10% adverse change	(52.7)		(31.5)	(7.0)		(4.5)

Impact on fair value from 20% adverse change	(105.3)		(63.0)	(12.9)		(9.0)

Expected credit losses (rate per annum), in %	2.6-8.5		2.0-2.6	7.7-8.1		8.7

Impact on fair value from 10% adverse change	(15.6)		(16.0)	(4.6)		(2.3)

Impact on fair value from 20% adverse change	(32.4)		(32.8)	(8.2)		(5.6)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the retained interest.

Variable interest entities
As of December 31, 2007, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). For further information, refer to Note 32 – Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group.

Consolidated and non-consolidated VIEs
end of	2007	2006

Total assets of consolidated VIEs (CHF million)

CDO	6,672	6,538

CP conduit	1	1

Financial intermediation	17,397	15,186

Total assets of consolidated VIEs	24,070	21,725

Total assets of non-consolidated VIEs (CHF million)

CDO	16,360	15,636

CP conduit	12,642	7,038

Financial intermediation	99,288	90,584

Total assets of non-consolidated VIEs	128,290	113,258

Total maximum exposure to loss of non-consolidated VIEs (CHF million)

CDO	2,453	1,678

CP conduit	17,347	12,548

Financial intermediation	20,556	19,115

Collateralized debt obligations
We believe the Bank’s maximum loss exposure is generally equal to the carrying value of the retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.5 billion and CHF 1.7 billion as of December 31, 2007 and December 31, 2006, respectively.

Commercial paper conduits
As of December 31, 2007, the Bank’s maximum loss exposure to a non-consolidated CP conduit was CHF 17.4 billion, which consisted of CHF 12.5 billion of funded assets and the CP conduit’s commitments to purchase CHF 4.9 billion of additional assets. As of December 31, 2006, the Bank’s maximum loss exposure was CHF 12.5 billion.

Financial intermediation
The Bank’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 20.6 billion and CHF 19.1 billion as of December 31, 2007 and December 31, 2006, respectively. This exposure consists of the carrying value of the Bank’s interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, not the total assets of the VIEs.

31 Financial instruments
For further information, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Cumulative effect adjustment to opening retained earnings due to adoption of fair value option
as of January 1, 2007	Carrying value prior to adoption	Net gains/ (losses)	Fair value after adoption

Balance sheet items (CHF million)

Other investments	34	1	35

Loans	13,694	78	13,772

Other assets	1,313	2	1,315

Due to banks and customer deposits	(229)	(21)	(250)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(5)	(43,107)

Short-term borrowings	(2,543)	1	(2,542)

Long-term debt	(48,637)	(1,026)	(49,663)

Other liabilities	(211)	(286)	(497)

Minority interests		42

Pre-tax cumulative effect of adoption of the fair value option		(1,214)

Deferred taxes		382

Cumulative effect of adoption of the fair value option (charge to retained earnings)		(832)

Fair value of assets and liabilities measured at fair value on a recurring basis
end of 2007	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,576	3,152	0	0		28,728

Trading assets	253,052	562,940	60,622	(346,489)		530,125

Investment securities	13,393	874	0	0		14,267

Other investments	565	6,893	17,622	0		25,080

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,091	37,221	8,080	(94)		49,298

Total assets at fair value	296,677	820,208	92,141	(346,583)		862,443

Liabilities (CHF million)

Due to banks	0	6,342	6	0		6,348

Customer deposits	0	5,551	0	0		5,551

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,576	3,152	0	0		28,728

Trading liabilities	111,632	415,885	19,599	(346,541)		200,575

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	76,053	31,237	0		107,290

Other liabilities	0	24,090	173	(42)		24,221

Total liabilities at fair value	137,208	678,923	51,709	(346,583)		521,257

Net assets/liabilities at fair value	159,469	141,285	40,432	0		341,186

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
2007	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	192	14,722	10,701	[1]	25,615

Net realized/unrealized gains/(losses) included in net revenues	6,850	3,652	(6,389)		4,113

Purchases, sales, issuances and settlements	523	(557)	27,444		27,410

Transfers in and/or out of level 3	(1,932)	(195)	17,800		15,673

Balance at end of period	5,633	17,622	49,556	[1]	72,811

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[2]	27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–	(1,965)		(1,965)

Purchases, sales, issuances and settlements	–	–	14,793		14,793

Transfers in and/or out of level 3	–	–	(8,388)		(8,388)

Balance at end of period	–	–	32,379	[2]	32,379

Net	5,633	17,622	17,177		40,432

Total realized/unrealized gains/(losses) included in net revenues	6,850	3,652	(4,424)		6,078

1 Includes primarily RMBS, CMBS, CDO, collateralized bond and loan obligations and internally managed private equity funds. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in 2007	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,191	4,887	6,078

Whereof:
Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	1,852	2,588	4,440

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2007, CHF 6.3 billion of loans have been recorded at fair value, of which CHF 5.7 billion and CHF 0.6 billion were classified as level 2 and level 3, respectively.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of 2007	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million) [1]

Non-accrual loans	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,719	183,303	416

Loans	31,047	31,517	(470)

Other assets	33,936	35,420	(1,484)

Due to banks and customer deposits	(5,805)	(5,798)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(140,424)	(140,436)	12

Short-term borrowings	(8,120)	(8,409)	289

Long-term debt	(107,290)	(107,323)	33

Other liabilities	(3,648)	(3,646)	(2)

1 There were no non-performing loans 90 days or more past due which were carried at fair value.

Gains and losses on financial instruments
in 2007	Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,466	[1]

Trading loans	117	[1]

of which related to credit risk	(113)

Other investments	44	[2]

Loans	1,345	[1]

of which related to credit risk	(408)

Other assets	955	[1]

of which related to credit risk	(1,264)

Due to banks and customer deposits	(258)	[1]

of which related to credit risk	5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,151)	[1]

Short-term borrowings	0	[1]

Long-term debt	(5,567)	[2]

of which related to credit risk	1,038

Other liabilities	(1,402)	[2]

of which related to credit risk	(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Book and estimated fair values of financial instruments
		2007		2006

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,341	296,366	318,572	318,576

Securities received as collateral	28,728	28,728	32,310	32,310

Trading assets	530,125	530,125	449,422	449,422

Investment securities	14,515	14,516	20,304	20,305

Loans	221,570	221,995	190,883	192,160

Other financial assets [1]	220,337	220,328	194,105	194,105

Financial liabilities (CHF million)

Due to banks and deposits	414,577	418,441	384,924	387,809

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,476	300,451	288,442	287,645

Obligation to return securities received as collateral	28,728	28,728	32,310	32,310

Trading liabilities	200,575	200,575	197,936	197,936

Short-term borrowings	14,398	14,396	16,287	16,287

Long-term debt	157,282	157,404	144,021	144,805

Other financial liabilities [2]	161,815	161,857	117,370	117,370

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged or assigned
end of	2007	2006

Assets pledged or assigned (CHF million)

Book value of assets pledged and assigned as collateral	267,493	261,133

of which assets provided with the right to sell or repledge	180,475	200,193

Fair value of collateral received with the right to sell or repledge	619,913	622,761

of which sold or repledged	508,442	508,862

Other information (CHF million)

Cash restricted under foreign banking regulations	16,220	17,290

Swiss National Bank Liquidity 1 required cash reserves	1,699	1,472

33 Capital adequacy
The Bank, on a consolidated basis, is subject to risk-based capital and leverage guidelines under SFBC and BIS guidelines. These guidelines are used to evaluate risk-based capital adequacy. The Bank has based its capital adequacy calculations on US GAAP, as permitted by SFBC circular 06/8, which replaced SFBC newsletter 32 as of January 1, 2007. The SFBC has advised the Bank that it may continue to include as tier 1 capital CHF 4.8 billion of equity from special purpose entities which are deconsolidated under FIN 46(R) as of December 31, 2007.

As of December 31, 2007 and 2006, the Bank was adequately capitalized under the regulatory provisions outlined under both SFBC and BIS guidelines.
For further information, refer to Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group.
BIS data (risk-weighted assets, capital and ratios)
end of	2007	2006

Risk-weighted assets (CHF million)

Risk-weighted positions	259,915	219,927

Market risk equivalents	33,680	12,746

Risk-weighted assets	293,595	232,673

Capital (CHF million)

Tier 1 capital	32,254	26,600

Tier 2 capital	13,104	13,580

Less reductions	(1,040)	(1,739)

Total capital	44,318	38,441

Capital ratios (%)

Tier 1 ratio	11.0	11.4

Total capital ratio	15.1	16.5

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2007, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2007, the Bank was not subject to restrictions on its ability to pay dividends.

34 Litigation
For further information, refer to Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
35 Significant subsidiaries and associates
Significant subsidiaries
% of equity capital held		Company name	Domicile	Currency	Capital in m

as of December 31, 2007

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (Mexico) S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Candlewood Capital Partners LLC	Wilmington, United States	USD	0.3

100		Casa de Bolsa Credit Suisse (Mexico) S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		CND Securitization LLC	Wilmington, United States	USD	183.4

100		Column Canada Financial Corp.	Toronto, Canada	USD	0.0

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	66.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	2,258.5

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[1]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asia Pacific Services (Singapore) Pte Ltd	Singapore, Singapore	SGD	5.2

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	50.0

100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100		Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

100		Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	0.5

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0

100		Credit Suisse Asset Management Limited	Tokyo, Japan	JPY	2,090.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	485.9

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

Significant subsidiaries (continued)
% of equity capital held	Company name	Domicile	Currency	Capital in m

100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100	Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Finance (Australia) Limited (formerly known as Credit Suisse First Boston Finance (Australia) Limited)	Sydney, Australia	AUD	10.0

100	Credit Suisse Finance (Guernsey) Limited (formerly known as Credit Suisse First Boston Finance (Guernsey) Ltd.)	St. Peter Port, Guernsey	USD	0.2

100	Credit Suisse Financial Corporation	Wilmington, United States	USD	0.0

100	CSFB Reinsurance Intermediaries LLC	Wilmington, United States	USD	0.0

100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100	Credit Suisse First Boston RAFT, LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100	Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100	Credit Suisse Holdings (Mauritius) Limited	Port Louis, Mauritius	USD	0.0

100	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,185.4

100	Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100	Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100	Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100	Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100	Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Premium Finance Corp.	Sacramento, United States	USD	0.0

100	Credit Suisse Premium Finance LLC	Wilmington, United States	USD	6.1

100	Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100	Credit Suisse Private Equity, Inc. (formerly known as Credit Suisse First Boston Private Equity, Inc)	Wilmington, United States	USD	0.0

100	Credit Suisse Securities (Canada), Inc	Toronto, Canada	CAD	3.4

100	Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,150.0

100	Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100	Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	979.8

100	Credit Suisse Securities (Japan) Ltd.	Tokyo, Japan	JPY	78,100.0

100	Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100	Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100	Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,311.8

100	Credit Suisse Capital Funding, Inc. (formerly known as DLJ Capital Funding, Inc)	Wilmington, United States	USD	0.0

100	Credit Suisse Investments (Singapore) LLP	Singapore, Singapore	AUD	5.5

Significant subsidiaries (continued)
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ International Capital	George Town, Cayman Islands	USD	0.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Lime Financial Services, Ltd.	Oregon, United States	USD	1.4

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Swiss American Corporation	New York, United States	USD	38.9

80		Column Guaranteed LLC	Wilmington, United States	USD	32.4

80	[2]	Credit Suisse International	London, United Kingdom	USD	1,611.1

78		Park Acquisitions Limited	Cardiff, United Kingdom	GBP	0.3

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

0	[5]	Credit Suisse EBC AG	Zurich, Switzerland	CHF	1.7

1 43% of voting rights held by Credit Suisse Group, Guernsey Branch. 2 Remaining 20% held directly by Credit Suisse Group. 3 Remaining 42% held directly by Credit Suisse Group. 4 Majority interest. 5 100% owned by Credit Suisse Group, but consolidated into Credit Suisse under FIN 46.

Significant associates (value according to the equity method)
Equity interest in %		Company name	Domicile

as of December 31, 2007

8	[1]	Absolute Invest Ltd. (formerly known as Absolute US AG)	Zug, Switzerland

29		Asian Diversified Total Return Limited Duration Company	George Town, Cayman Islands

25		E.L. & C. Baillieu Stockbroking Ltd.	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Company Ltd.	Beijing, China

19	[1]	SIS Swiss Financial Services Group AG	Zurich, Switzerland

17	[1]	Telekurs Holding AG, Zurich	Zurich, Switzerland

34		USFR Limited Duration Company	George Town, Cayman Islands

30		Woori Credit Suisse Asset Management Co., Ltd.	Seoul, South Korea

1 The Bank retains significant influence through Board of Directors representation.

36 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
For further information, refer to Note 41 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in V – Consolidated financial statements – Credit Suisse Group.

Controls and procedures
Evaluation of disclosure controls and procedures
The Bank has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Bank CEO and CFO, pursuant to Rule 13(a)-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). The Bank identified a material weakness in internal control over financial reporting as of December 31, 2007 described below. As a result of this material weakness, the Bank CEO and CFO concluded that, as of the end of the period covered by this report, the operation of the Bank’s disclosure controls and procedures were not effective. For further information on the Bank’s identification of mismarks and pricing errors by a small number of traders and the related internal review, see II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions.

Notwithstanding the existence of this material weakness in internal control over financial reporting, the Bank confirms that its consolidated financial statements in this Annual Report fairly present, in all material respects, the Bank’s consolidated financial condition as of December 31, 2007 and 2006, and its consolidated results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with US GAAP.

Management report on internal control over financial reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2007 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Bank’s financial statements will not be prevented or detected on a timely basis. The Bank’s management has concluded that, as of December 31, 2007, the following material weakness existed.

As of December 31, 2007, the controls over the valuation of ABS positions in the CDO trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. The Bank’s price testing of these positions included modeling techniques that failed to accurately value these positions. This resulted in adjustments to the Bank’s preliminary 2007 consolidated financial statements.

As a result of this material weakness in internal control, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Klynveld Peat Marwick Goerdeler SA, the Bank’s independent auditors, as stated in their report, which follows.

Remediation
In connection with the completion of the Bank’s internal review, the Bank has been actively engaged in the development and implementation of a remediation plan to address this material weakness in internal control over financial reporting. The Bank has reassigned trading responsibility for the CDO trading business and is enhancing related control processes. The Bank’s remediation plan also includes improving the effectiveness of supervisory reviews, formalizing escalation procedures, improving the coordination among trading, product control and risk management, adding additional resources, improving training and enhancing the tools and other technical resources available to our personnel.

The Executive Board continues to assign the highest priority to the prompt remediation of this material weakness and reports regularly on these remediation efforts to the Bank Audit Committee and Board of Directors.

Notwithstanding the existence of this material weakness in internal control over financial reporting, the Bank has performed alternative procedures since mid-February 2008, including an extensive review of the valuations of these positions in its CDO trading business as of December 31, 2007, led by senior personnel. The Bank is confident that as a result of the alternative procedures performed, the Bank’s financial statements in this Annual Report are fairly presented, in all material respects, in conformity with US GAAP.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. For changes in internal control over financial reporting subsequent to the report date, see the changes described above.

Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich

We have audited Credit Suisse and subsidiaries’ (the “Bank”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: controls over the valuation of asset-backed securities positions in the collateralized debt obligations trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 18, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Bank has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ David L. Jahnke /s/ Robert S. Overstreet
David L. Jahnke Robert S. Overstreet
Auditor in Charge

Zurich, Switzerland
March 18, 2008
VIII – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditors
Financial review
Statements of income
Balance sheets
Off-balance sheet business
Notes to the financial statements
Proposed appropriation of retained earnings
Report of the Statutory Auditors to the General Meeting of Credit Suisse, Zurich

As statutory auditors of Credit Suisse, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2007.
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

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse’s Articles of Association.
We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Philipp Rickert /s/ Hieronymus T. Dormann
Philipp Rickert Hieronymus T. Dormann
Auditor in Charge

Zurich, Switzerland
March 18, 2008
Financial review
The Credit Suisse (Bank) Parent company (the Parent company) recorded net operating income of CHF 12,804 million in 2007, compared to CHF 12,122 million in 2006. After deduction of operating expenses totaling CHF 6,893 million, representing a decrease of 2% in comparison with 2006, gross operating profit was CHF 824 million, or 16%, higher than in 2006 and amounted to CHF 5,911 million.

Depreciation of non-current assets of CHF 1,251 million, and valuation adjustments, provisions and losses of CHF 514 million, resulted in profit before extraordinary items and taxes of CHF 4,146 million. The Parent company recorded net profit of CHF 3,625 million in 2007, reflecting a decrease of CHF 62 million, or 2%, compared to 2006.

Net interest income for 2007 decreased CHF 34 million, or 1%, to CHF 4,755 million compared to 2006. Net commission and service fee activities increased CHF 840 million, or 17%, to CHF 5,695 million. Net trading income increased CHF 434 million, or 39%, to CHF 1,554 million compared to 2006. The Parent company reported net other ordinary income of CHF 800 million, a decrease of CHF 558 million, or 41%, compared to 2006.

Operating expenses were down CHF 142 million, or 2%, to CHF 6,893 million compared to 2006. Personnel expenses increased by CHF 218 million, or 4%, to CHF 5,205 million. Property, equipment and administrative costs totaled CHF 1,688 million, a decrease of CHF 360 million, or 18%, compared to 2006.

Depreciation of non-current assets amounted to CHF 1,251 million, an increase of CHF 796 million, or 175%, compared to 2006. Valuation adjustments, provisions and losses amounted to CHF 514 million compared to CHF 30 million in 2006.

At the AGM on April 25, 2008, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 2,600 million.
Statements of income

	Reference to notes		in

		2007	2006

Interest income (CHF million)

Interest and discount income		27,470	18,474

Interest and dividend income from trading portfolio		2,190	1,957

Interest and dividend income from financial investments		137	909

Interest expense		(25,042)	(16,551)

Net interest income		4,755	4,789

Commission and service fee activities (CHF million)

Commission income from lending transactions		854	573

Securities and investment commissions		4,859	4,200

Other commission and fee income		704	538

Commission expense		(722)	(456)

Net commission and service fee activities		5,695	4,855

Net trading income	3	1,554	1,120

Other ordinary income (CHF million)

Income from the disposal of financial investments		451	160

Income from participations		855	933

Income from real estate		33	38

Other ordinary income		362	437

Other ordinary expenses		(901)	(210)

Net other ordinary income		800	1,358

Net operating income		12,804	12,122

Operating expenses (CHF million)

Personnel expenses		5,205	4,987

Property, equipment and administrative costs		1,688	2,048

Total operating expenses		6,893	7,035

Gross operating profit		5,911	5,087

Depreciation of non-current assets		1,251	455

Valuation adjustments, provisions and losses		514	30

Profit before extraordinary items and taxes		4,146	4,602

Extraordinary income	3	308	149

Extraordinary expenses	3	0	(105)

Taxes		(829)	(959)

Net profit		3,625	3,687

Balance sheets

	Reference to notes		end of

		2007	2006

Assets (CHF million)

Cash and other liquid assets		4,027	2,193

Money market papers		9,177	2,238

Due from banks		247,714	247,234

Due from customers		241,880	143,258

Mortgages		96,256	88,851

Securities and precious metals trading portfolio		58,288	36,925

Financial investments		8,198	27,308

Participations		17,827	17,820

Tangible fixed assets		2,911	2,837

Intangible assets		806	1,274

Accrued income and prepaid expenses		4,246	3,082

Other assets		24,272	16,006

Total assets		715,602	589,026

of which subordinated assets		534	333

of which assets in respect of participations and qualified shareholders		368,907	289,304

Liabilities and shareholder's equity (CHF million)

Liabilities in respect of money market papers		61,546	56,271

Due to banks		204,934	180,427

Due to customers, savings and investment deposits		32,943	35,220

Due to customers, other deposits		286,970	207,322

Medium-term notes		941	710

Bonds and mortgage-backed bonds		60,127	50,490

Accrued expenses and deferred income		8,367	7,144

Other liabilities		19,995	16,282

Valuation adjustments and provisions	7	1,527	523

Total liabilities		677,350	554,389

Share capital	8	4,400	4,400

General legal reserves		18,849	18,849

Other reserves		610	610

Retained earnings carried forward		10,768	7,091

Net profit		3,625	3,687

Total shareholder's equity	10	38,252	34,637

Total liabilities and shareholder's equity		715,602	589,026

of which subordinated liabilities		17,776	15,056

of which liabilities in respect of participations and qualified shareholders		156,730	98,936

Off-balance sheet business

end of	2007	2006

CHF million

Contingent liabilities	151,983	71,483

Irrevocable commitments	108,950	109,399

Liabilities for calls on shares and other equity instruments	18	18

Confirmed credits	183	374

Fiduciary transactions	30,185	29,535

Derivative financial instruments (CHF million)

Gross positive replacement values	59,377	33,177

Gross negative replacement values	55,029	32,311

Contract volume	4,485,016	3,368,836

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the Bank Parent company’s exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.

Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank Parent company has a joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.

Notes to the financial statements
1 Description of business activities
The Bank Parent company is a Swiss Bank with total assets of CHF 715.6 billion and shareholder’s equity of CHF 38.3 billion as of December 31, 2007.
The Bank is a 100% subsidiary of Credit Suisse Group. For a description of its business activities, refer to I – Information on the company.
2 Accounting and valuation policies
Basis for accounting
The Bank Parent company’s stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission Guidelines (Swiss GAAP statutory).

The Bank’s consolidated financial statements are prepared in accordance with US GAAP. For a detailed description of the Bank’s accounting and valuation principles, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

For significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view), refer to Note 36 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in VII – Consolidated financial statements – Credit Suisse (Bank). Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

Foreign currency translations
For US GAAP purposes, foreign currency translation adjustments for available-for-sale securities are reported in accumulated other comprehensive income/(loss), which is part of total shareholder’s equity, whereas for Swiss GAAP statutory they are included in the income statement.

Share-based compensation
Under US GAAP, share-based compensation plans are treated as equity awards. Under Swiss GAAP statutory, such plans are treated as liability awards.
Derivatives used for hedging purposes
Cash flow hedges
For US GAAP purposes, the effective portion of a cash flow hedge is reported in accumulated other comprehensive income. For Swiss GAAP statutory purposes, the effective portion of a cash flow hedge is reported in the compensation account, which is part of other assets or other liabilities.

Fair value hedges
Under US GAAP, the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on available-for-sale securities as hedged items are recognized in income. Under Swiss GAAP statutory, the amount representing the portion above historical cost of financial investments as hedged item is recorded in the compensation account.

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Participations
The portfolio valuation method is applied to the participation positions.
Undisclosed reserves
Unlike US GAAP, Swiss GAAP statutory financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. Such undisclosed reserves arise from recording excessive provisions and loan loss reserves. In addition, such undisclosed reserves arise if provisions and loan reserves, which are no longer necessary, are not written back to income.

Notes on risk management
For information on the Bank Parent company’s policy with regard to risk management and the use of financial derivatives, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk and Note 28 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank).

3 Additional information on the parent company income statement
in	2007	2006

Net trading income (CHF million)

Income/(loss) from trading in interest-related instruments	(1,015)	471

Income/(loss) from trading in equity instruments	248	(507)

Income from foreign exchange and banknote trading	1,837	1,325

Income from precious metal trading	43	53

Other gain/(loss) from trading	441	(222)

Total net trading income	1,554	1,120

in	2007	2006

Extraordinary income and expenses (CHF million)

Gains realized on the disposal of participations	308	12

Other extraordinary income	0	137

Extraordinary income	308	149

Losses realized on the disposal of participations	0	(105)

Extraordinary expenses	0	(105)

Total net extraordinary income and expenses	308	44

4 Pledged assets and assets under reservation of ownership
end of	2007	2006

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	15,017	4,171

Actual commitments secured	2,481	1,586

5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2007	2006

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	36,649	34,486

Due from customers	17,434	26,774

Cash collateral due from securities borrowed and reverse repurchase agreements	54,083	61,260

Due to banks	32,915	32,522

Due to customers	1,202	4,098

Cash collateral due to securities lent and repurchase agreements	34,117	36,620

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	11,343	5,646

of which transfers with the right to repledge or resell	11,343	5,646

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to sell or repledge	173,326	165,143

of which resold or repledged	127,582	108,066

6 Liabilities due to own pension plans
Liabilities due to the Bank Parent company’s own pension funds as of December 31, 2007 and 2006 of CHF 668 million and CHF 764 million, respectively, are reflected in various liability accounts in the Bank Parent company’s balance sheets.

7 Valuation adjustments and provisions
in	Total 2006	Specific write-downs	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2007

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	140	0	1	129	(1)	269

Valuation adjustments and provisions for default risks	1,187	(215)	25	266	(295)	968

Valuation adjustments and provisions for other risks [1]	111	(16)	(3)	28	(16)	104

Other provisions [2,3]	272	(39)	(12)	1,027	(94)	1,154

Subtotal	1,570	(270)	10	1,321	(405)	2,226

Total valuation adjustments and provisions	1,710	(270)	11	1,450	(406)	2,495

Less direct charge-offs against specific assets	(1,187)					(968)

Total valuation adjustments and provisions as shown in the balance sheet	523					1,527

1 Provisions are not discounted due to short-term nature. 2 Provisions in respect of litigation claims were CHF 50 million and CHF 87 million as of December 31, 2007 and 2006, respectively. 3 No provisions for defined benefit pension cost included.

8 Composition of share capital and authorized capital
		2007			2006

	Quantity	Total nominal value CHF million	[1]	Quantity	Total nominal value CHF million	[1]

Registered shares (at CHF 100)

Capital on January 1	43,996,652	4,400		43,996,652	4,400

Capital on December 31	43,996,652	4,400		43,996,652	4,400

1 The dividend eligible capital equals the total nominal value.

9 Major shareholders and groups of shareholders
			2007			2006

end of	Quantity	Total nominal value CHF million	Share %	Quantity	Total nominal value CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group [1]	43,996,652	4,400	100%	43,996,652	4,400	100%

1 Credit Suisse Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.'s holdings of Credit Suisse Group shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights.

10 Shareholder’s equity
	2007	2006

Shareholder's equity (CHF million)

Share capital	4,400	4,400

General legal reserves	18,849	18,624

Other reserves	610	610

Retained earnings	10,778	9,977

of which carried forward from previous year	7,091	6,469

of which net annual profit	3,687	3,508

Total shareholder's equity as of January 1	34,637	33,611

Other changes	0	(191)	[1]

Dividend	(10)	(2,470)

Net annual profit	3,625	3,687

Total shareholder's equity as of December 31 (before profit allocation)	38,252	34,637

Share capital	4,400	4,400

General legal reserves	18,849	18,849

Other reserves	610	610

Retained earnings	14,393	10,778

of which carried forward from previous year	10,768	7,091

of which net annual profit	3,625	3,687

Total shareholder's equity as of December 31 (before profit allocation)	38,252	34,637

1 Movements in equity due to the transfer of assets and liabilities.

11 Assets from and liabilities to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2007	2006

Assets from and liabilities to affiliated companies and loans to members of the parent company's governing bodies (CHF million)

Assets from affiliated companies	8,367	6,218

Liabilities to affiliated companies	21,393	6,388

Loans to members of the parent company's governing bodies	36	43

12 Significant transactions with related parties
Transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm’s length.
13 Fire insurance value of tangible fixed assets
end of	2007	2006

Fire insurance value of tangible fixed assets (CHF million)

Real estate	3,115	3,033

Other fixed assets	396	346

14 Liabilities for future payments in connection with operating leases
end of	2007	2006

Liabilities for future payments in connection with operating leases (CHF million)

Total	902	819

15 Fiduciary transactions
end of	2007	2006

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	30,183	29,457

Fiduciary placements with affilitated and associated banks	0	76

Fiduciary loans and other fiduciary transactions	2	2

Total fiduciary transactions	30,185	29,535

16 Number of employees
end of	2007	2006

Number of employees (full-time equivalents)

Switzerland	17,400	17,100

Abroad	4,400	3,400

Total number of employees	21,800	20,500

17 Foreign currency translation rates
in / end of	2007	2006

Average rate

1 USD / 1 CHF	1.20	1.25

1 EUR / 1 CHF	1.64	1.57

1 GBP / 1 CHF	2.40	2.31

100 JPY / 1 CHF	1.02	1.08

Closing rate

1 USD / 1 CHF	1.13	1.22

1 EUR / 1 CHF	1.66	1.61

1 GBP / 1 CHF	2.25	2.40

100 JPY / 1 CHF	1.00	1.03

18 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 “Outsourcing,” those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. At the Bank, outsourcing of services is in compliance with Circular 99/2.

Proposed appropriation of retained earnings

end of	2007

Retained earnings (CHF million)

Retained earnings carried forward	10,768

Net annual profit	3,625

Retained earnings available for appropriation	14,393

Dividend	2,600

Allocations to general legal reserves	239

Balance to be carried forward	11,554

IX – Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
Statistical information
Selected information – Group
in / end of	2007		2006	2005	2004	2003

Condensed consolidated statements of income (CHF million)

Net revenues	39,735		38,603	30,489	27,033	24,325

Provision for credit losses	240		(111)	(144)	83	577

Total operating expenses	25,747		24,414	23,232	19,581	19,090

Income/(loss) from continuing operations before taxes, minority interests and extraordinary income	13,748		14,300	7,401	7,369	4,658

Income tax expense	1,250		2,389	927	1,293	1,239

Minority interests	4,738		3,630	1,948	1,080	150

Income form continuing operations before extraordinary items	7,760		8,281	4,526	4,996	3,269

Income from discontinued operations, net of tax	0		3,070	1,310	639	(2,473)

Extraordinary items, net of tax	0		(24)	0	0	7

Cumulative effect of accounting changes, net of tax	–		–	14	(7)	(33)

Net income	7,760		11,327	5,850	5,628	770

Earnings per share (CHF)

Basic earnings per share from continuing operations	7.43		7.53	3.98	4.25	2.78

Basic earnings per share	7.43		10.30	5.17	4.80	0.64

Diluted earnings per share from continuing operations	6.96		7.19	3.90	4.23	2.75

Diluted earnings per share	6.96		9.83	5.02	4.75	0.63

Consolidated balance sheet (CHF million)

Total assets	1,360,680		1,255,956	1,339,052	1,089,485	1,004,308

Share capital	46		607	624	607	1,195

Shareholders' equity	43,199		43,586	42,118	36,273	33,991

Number of shares outstanding (million)

Number of shares outstanding	1,020.6		1,062.5	1,125.4	1,110.8	1,130.4

Dividend/repayment of capital (CHF)

Dividend/repayment of capital	2.50	[1]	2.70	2.00	1.50	0.50

Ratios (%)

Return on assets	0.6		0.9	0.5	0.5	0.1

Return on equity	18.0		27.5	15.4	15.9	2.2

Dividend payout ratio	33.6		26.2	38.7	31.3	–

Equity to asset ratio	3.2		3.5	3.1	3.3	3.4

1 Proposal of the Board of Directors to the Annual General Meeting on April 25, 2008.

Selected information – Bank
in / end of	2007	2006	2005	2004	[1]	2003	[1]

Condensed consolidated statements of income (CHF million)

Net revenues	37,304	36,612	29,131	25,770		23,274

Provision for credit losses	227	(97)	(134)	70		550

Total operating expenses	24,904	23,908	22,979	19,327		18,704

Income/(loss) from continuing operations before taxes, minority interests and extraordinary income	12,173	12,801	6,286	6,373		4,020

Income tax expense	846	2,137	659	1,106		1,087

Dividends on preferred securities for consolidated entities	0	0	0	0		5

Minority interests	5,013	3,620	2,064	1,113		101

Income from continuing operations before extraordinary items	6,314	7,044	3,563	4,154		2,827

Income from discontinued operations, net of tax	0	0	0	0		19

Extraordinary items, net of tax	0	(24)	0	0		5

Cumulative effect of accounting changes, net of tax	–	–	12	(16)		(78)

Net income	6,314	7,020	3,575	4,138		2,773

Consolidated balance sheet (CHF million)

Total assets	1,333,742	1,226,764	1,130,756	898,586		817,662

Share capital	4,400	4,400	4,400	4,400		4,400

Shareholder's equity	31,334	26,045	25,788	22,068		20,751

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0		44.0

1 Based on the combined statements of income of Credit Suisse, which represent the combined statements of income of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).

Statistical information – Group
Set forth below is statistical information for the Group required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.

Average balances and interest rates

			2007			2006			2005

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	1,104	38	3.44%	1,756	42	2.39%	1,526	28	1.83%

Foreign	21,288	929	4.36%	20,125	674	3.35%	14,324	368	2.57%

Interest-bearing deposits with banks
Switzerland	25	2	8.00%	161	5	3.11%	83	3	3.61%

Foreign	4,039	187	4.63%	6,874	235	3.42%	4,836	110	2.27%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	4,060	196	4.83%	4,389	181	4.12%	16,555	420	2.54%

Foreign	385,035	22,275	5.79%	378,974	18,960	5.00%	333,448	12,264	3.68%

Trading assets
Switzerland	5,016	166	3.31%	5,070	151	2.98%	9,383	675	7.19%

Foreign	472,830	22,820	4.83%	389,994	17,508	4.49%	320,362	13,119	4.10%

Investment securities
Switzerland	1,581	55	3.48%	1,706	41	2.40%	1,917	38	1.98%

Foreign	16,367	688	4.20%	20,495	655	3.20%	16,715	479	2.87%

Loans
Switzerland	130,741	4,852	3.71%	125,628	4,113	3.27%	118,469	3,663	3.09%

Foreign	92,801	4,155	4.48%	74,242	3,396	4.57%	62,979	2,428	3.86%

Other interest-earning assets
Switzerland	1,927	28	1.45%	327	45	13.76%	180	14	7.78%

Foreign	124,541	6,171	4.95%	84,057	4,263	5.07%	60,501	2,507	4.14%

Interest-earning assets	1,261,355	62,562	4.96%	1,113,798	50,269	4.51%	961,278	36,116	3.76%

Specific allowance for losses	(2,400)			(2,750)			(3,774)

Non-interest-earning assets	231,526			209,668			134,313

Total assets	1,490,481			1,320,716			1,091,817

Percentage of assets attributable to foreign activities	87.17%			85.11%			81.55%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements - an interpretation of APB Opinion No. 10 and a modification of FASB Interpretation No. 39" (FIN 41), while interest income excludes the impact of FIN 41.

Average balances and interest rates

			2007			2006			2005

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	4,294	172	4.01%	4,324	138	3.19%	4,707	97	2.06%

Foreign	108,183	4,029	3.72%	96,879	3,502	3.61%	76,575	2,243	2.93%

Deposits of non-banks
Switzerland	108,574	1,612	1.48%	113,197	1,354	1.20%	102,731	829	0.81%

Foreign	207,771	10,118	4.87%	165,066	7,402	4.48%	145,597	4,351	2.99%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	11,514	503	4.37%	11,291	394	3.49%	27,916	536	1.92%

Foreign	353,042	20,629	5.84%	333,940	17,484	5.24%	285,339	11,138	3.90%

Trading liabilities
Switzerland	2,416	113	4.68%	440	12	2.73%	2,491	0	0.00%

Foreign	172,673	8,552	4.95%	155,446	6,594	4.24%	125,375	4,845	3.86%

Short-term borrowings
Switzerland	28	1	3.57%	9	0	0.00%	559	18	3.22%

Foreign	27,537	970	3.52%	21,659	630	2.91%	15,143	337	2.23%

Long-term debt
Switzerland	10,245	336	3.28%	12,338	388	3.14%	12,911	491	3.80%

Foreign	157,382	4,400	2.80%	128,925	4,083	3.17%	107,818	3,466	3.21%

Other interest-bearing liabilities
Switzerland	0	0	–	0	0	–	0	0	–

Foreign	55,253	2,674	4.84%	31,830	1,722	5.41%	20,630	847	4.11%

Interest-bearing liabilities	1,218,912	54,109	4.44%	1,075,344	43,703	4.06%	927,792	29,198	3.15%

Non-interest-bearing liabilities	228,437			203,993			123,167

Total liabilities	1,447,349			1,279,337			1,050,959

Shareholders' equity	43,132			41,379			40,858

Total liabilities and shareholders' equity	1,490,481			1,320,716			1,091,817

Percentage of liabilities attributable to foreign activities	89.38%			87.76%			82.79%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with FIN 41, while interest expense excludes the impact of FIN 41.

Net interest income and interest rate spread

		2007		2006		2005

in	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,600	1.70%	2,292	1.70%	2,870	2.00%

Foreign	5,853	0.40%	4,274	0.30%	4,048	0.30%

Total net	8,453	0.60%	6,566	0.40%	6,918	0.70%

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

Selected margin information

in	2007	2006	2005

Selected margin information (average rate)

Switzerland	1.80%	1.65%	1.94%

Foreign	0.52%	0.44%	0.50%

Net interest margin	0.67%	0.59%	0.72%

The US Federal Reserve rate began 2007 at 5.25% and remained at this point until September when it was lowered 50 basis points, to 4.75%, in response to the tightening credit conditions and disruption in the financial markets. It was lowered a further 25 basis points, to 4.50%, in October as a continuance of these efforts and in anticipation of a slowdown in economic expansion in the near term. There was a final decrease of 25 basis points, to 4.25%, in December in response to the increasing strain in the financial markets and information which suggested that economic growth was slowing.

The SNB sets a target range for three-month Swiss franc LIBOR in order to manage money supply. This benchmark was 1.50 – 2.50% at the beginning of the year and increased 25 basis points in March, June and September, reaching a target range of 2.25 – 3.25%, which was held steady to the end of 2007.

The European Central Bank raised its variable rate tender level from 3.50% at the beginning of 2007 to 3.75% in March, and then 4.00% in June, where it remained until the end of 2007.
The Bank of England benchmark rate was 5.00% at the beginning of 2007 and was increased 25 basis points in January, May and August to reach 5.75%, before being lowered 25 basis points in December to 5.50%.

In February, the Bank of Japan increased its uncollateralized overnight call rate 25 basis points to 0.50%, which was held steady to the end of 2007.
Analysis of changes in net interest income

			2007 vs. 2006			2006 vs. 2005

			Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	(16)	12	(4)	4	10	14

Foreign	39	216	255	149	157	306

Interest-bearing deposits with banks
Switzerland	(4)	1	(3)	3	(1)	2

Foreign	(97)	49	(48)	46	79	125

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(14)	29	15	(309)	70	(239)

Foreign	303	3,012	3,315	1,675	5,021	6,696

Trading assets
Switzerland	(2)	17	15	(310)	(214)	(524)

Foreign	3,719	1,593	5,312	2,855	1,534	4,389

Investment securities
Switzerland	(3)	17	14	(4)	7	3

Foreign	(132)	165	33	108	68	176

Loans
Switzerland	167	572	739	221	229	450

Foreign	848	(89)	759	435	533	968

Other interest-earning assets
Switzerland	220	(237)	(17)	11	20	31

Foreign	2,048	(140)	1,908	975	781	1,756

Interest-earning assets
Switzerland	348	411	759	(384)	121	(263)

Foreign	6,728	4,806	11,534	6,243	8,173	14,416

Change in interest income	7,076	5,217	12,293	5,859	8,294	14,153

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income

			2007 vs. 2006			2006 vs. 2005

			Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	(1)	35	34	(8)	49	41

Foreign	408	119	527	595	664	1,259

Deposits of non-banks
Switzerland	(55)	313	258	85	440	525

Foreign	1,913	803	2,716	582	2,469	3,051

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	8	101	109	(319)	177	(142)

Foreign	1,001	2,144	3,145	1,895	4,451	6,346

Trading liabilities
Switzerland	54	47	101	0	12	12

Foreign	730	1,228	1,958	1,161	588	1,749

Short-term borrowings
Switzerland	0	1	1	(18)	0	(18)

Foreign	171	169	340	145	148	293

Long-term debt
Switzerland	(66)	14	(52)	(22)	(81)	(103)

Foreign	902	(585)	317	678	(61)	617

Other interest-bearing liabilities
Switzerland	0	0	0	0	0	0

Foreign	1,267	(315)	952	460	415	875

Interest-bearing liabilities
Switzerland	(60)	511	451	(282)	597	315

Foreign	6,392	3,563	9,955	5,516	8,674	14,190

Change in interest expense	6,332	4,074	10,406	5,234	9,271	14,505

Change in interest income
Switzerland	408	(100)	308	(102)	(476)	(578)

Foreign	336	1,243	1,579	727	(501)	226

Total change in net interest income	744	1,143	1,887	625	(977)	(352)

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2007	2006		2005

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local government entities	331	320		12,636

Debt securities issued by foreign governments	14,044	19,121		42,873

Corporate debt securities	848	984		41,364

Other	289	706		15,612

Total debt securities	15,512	21,131	[1]	112,485

As of December 31, 2007, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
1 Decrease related to the sale of Winterthur.

Maturities and weighted-average yields of debt securities included in financial investments

		Within 1 year		1 to 5 years		5 to 10 years		Over 10 years	Total

end of 2007	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m	Yield in %	Amount in CHF m

Debt securities

Debt securities issued by the Swiss federal, cantonal or local government entities	28	3.27%	194	3.11%	110	2.80%	0	–	332

Debt securities issued by foreign governments	2,439	3.01%	6,934	2.91%	5,069	3.38%	90	2.84%	14,532

Corporate debt securities	485	5.99%	151	2.96%	184	2.79%	40	2.92%	860

Other	102	2.03%	151	3.38%	36	3.07%	0	–	289

Total debt securities	3,054	3.46%	7,430	2.93%	5,399	3.35%	130	2.86%	16,013

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2007	2006	2005	2004	2003

Loan portfolio (CHF million, except where indicated)

Banks	1	24	1,801	1,558	1,254

Commercial	45,351	43,618	43,466	42,599	42,365

Consumer	86,220	82,768	81,894	76,411	71,378

Public authorities	1,283	1,263	3,481	3,894	3,419

Lease financings	3,263	3,360	2,979	2,696	3,481

Switzerland	136,118	131,033	133,621	127,158	121,897

Banks	10,609	8,940	8,555	7,233	7,876

Commercial	71,846	50,935	41,834	30,241	28,138

Consumer	21,508	17,562	22,674	21,880	22,867

Public authorities	1,592	905	1,026	679	797

Lease financings	115	228	138	130	144

Foreign	105,670	78,570	74,227	60,163	59,822

Loans, gross	241,788	209,603	207,848	187,321	181,719

Deferred expenses, net	(20)	8	64	116	106

Allowance for loan losses	(1,234)	(1,484)	(2,241)	(3,038)	(4,646)

Total loans, net	240,534	208,127	205,671	184,399	177,179

Percentage of allowance for loan losses	0.5%	0.7%	1.1%	1.6%	2.6%

end of	2007	2006

Loan portfolio by industry (CHF million)

Financial services	23,388	19,206

Real estate companies	22,617	19,734

Other services	24,551	16,805

Manufacturing	11,603	10,406

Wholesale and retail trade	7,973	7,232

Construction	1,793	1,751

Transportation	6,286	5,444

Health and social services	1,519	1,479

Hotels and restaurants	1,126	1,143

Agriculture and mining	13,950	8,194

Telecommunications	2,021	2,924

Non-profit and international organizations	370	235

Commercial	117,197	94,553

Car leasing	847	1,202

Real estate leasing	480	598

Leasing of capital goods	2,051	1,788

Lease financings	3,378	3,588

Banks	10,610	8,964

Consumers	107,728	100,330

Public authorities	2,875	2,168

Loans, gross	241,788	209,603

Deferred expenses, net	(20)	8

Allowance for loan losses	(1,234)	(1,484)

Total loans, net	240,534	208,127

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2007	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Banks	0	0	1	0		0		1

Commercial	14,454	9,624	4,208	14,915		2,150		45,351

Consumer	20,150	33,723	9,784	22,563		0		86,220

Public authorities	415	475	260	133		0		1,283

Lease financings	295	375	0	0		2,593		3,263

Switzerland	35,314	44,197	14,253	37,611		4,743		136,118

Banks	2,749	874	6,969	17		0		10,609

Commercial	49,743	8,381	4,490	3,278		5,954		71,846

Consumer	11,264	7,996	392	1,856		0		21,508

Public authorities	1,465	48	79	0		0		1,592

Lease financings	0	0	26	0		89		115

Foreign	65,221	17,299	11,956	5,151		6,043		105,670

Loans, gross	100,535	61,496	26,209	42,762		10,786		241,788

of which fixed rate	61,084	51,071	21,504	0		5,420		139,079

of which variable rate	39,451	10,425	4,705	42,762		5,366		102,709

Deferred expenses, net								(20)

Allowance for loan losses								(1,234)

Total loans, net								240,534

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans include loans with monthly interest and principal payments. These loans are principally consumer loans and lease financings.

Non-performing loans

							Interest income which would have been recognized		Interest income which was recognized

in / end of	2007	2006	2005	2004	2003	2007	2006	2007	2006

Non-performing loans (CHF million)

Switzerland	681	814	1,031	1,423	1,893	35	34	24	8

Foreign	292	233	292	348	1,084	10	23	4	15

Non-performing loans	973	1,047	1,323	1,771	2,977	45	57	28	23

Switzerland	343	522	760	1,237	1,619	34	46	0	0

Foreign	34	23	85	44	150	3	4	0	0

Non-interest-earning loans	377	545	845	1,281	1,769	37	50	0	0

Total non-performing loans	1,350	1,592	2,168	3,052	4,746	82	107	28	23

end of	2007	2006	2005	2004	2003

Potential problem loans (CHF million)

Switzerland	309	372	700	1,012	1,636

Foreign	238	145	374	491	542

Total potential problem loans	547	517	1,074	1,503	2,178

							Interest income which would have been recognized		Interest income which was recognized

in / end of	2007	2006	2005	2004	2003	2007	2006	2007	2006

Restructured loans (CHF million)

Switzerland	7	22	21	95	21	1	1	1	1

Foreign	42	0	56	22	262	0	1	0	1

Total restructured loans	49	22	77	117	283	1	2	1	2

Cross-border outstandings

end of	Banks	Commercial (includes lease financings)	Consumer	Public authorities	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2007 (CHF million)

United States	24,794	61,165	553	5,302	91,814	53,498	104,634	249,946

Germany	26,995	16,680	428	12,372	56,475	555	5,288	62,318

France	21,816	14,004	237	10,668	46,725	0	13,449	60,174

Cayman Islands	1,225	38,323	12	0	39,560	0	1,639	41,199

United Kingdom	11,695	7,847	450	10	20,002	0	19,924	39,926

The Netherlands	9,778	14,612	22	4,303	28,715	85	1,181	29,981

Japan	4,570	6,753	4	4,106	15,433	0	9,346	24,779

Italy	5,520	7,282	261	9,115	22,178	0	807	22,985

Luxembourg	4,269	10,450	44	468	15,231	0	4,012	19,243

Ireland	3,515	13,255	3	157	16,930	0	822	17,752

Russia	2,860	12,670	59	96	15,685	24	307	16,016

Spain	3,918	6,736	243	3,869	14,766	202	962	15,930

Belgium	8,910	1,313	15	3,123	13,361	0	473	13,834

South Korea	2,473	4,538	2	37	7,050	4,502	188	11,740

2006 (CHF million)

United States	19,385	43,411	268	7,673	70,737	96,922	88,524	256,183

France	17,805	12,446	294	11,560	42,105	0	7,604	49,709

Germany	14,263	15,888	404	12,016	42,571	495	5,801	48,867

United Kingdom	6,439	6,514	114	19	13,086	0	21,414	34,500

Cayman Islands	561	26,555	13	32	27,161	0	3,658	30,819

The Netherlands	6,946	9,393	145	3,880	20,364	6	1,032	21,402

Japan	3,843	9,313	12	1,596	14,764	2,923	1,051	18,738

Italy	3,007	3,395	252	9,448	16,102	0	782	16,884

Luxembourg	3,160	6,467	28	426	10,081	1,288	1,042	12,411

Ireland	2,377	9,063	5	28	11,473	0	562	12,035

Russia	2,833	6,279	77	1,212	10,401	0	1,254	11,655

South Korea	906	3,884	1	28	4,819	5,419	714	10,952

Spain	1,430	3,976	39	4,067	9,512	182	670	10,364

2005 (CHF million)

United States	30,023	36,991	93	1,285	68,392	30,428	122,019	220,839

Germany	15,849	11,453	555	13,925	41,782	0	2,141	43,923

United Kingdom	6,193	9,141	323	210	15,867	0	25,134	41,001

France	13,217	9,922	119	8,309	31,567	0	4,671	36,238

The Netherlands	12,550	10,703	3,283	3,381	29,917	0	2,338	32,255

Cayman Islands	2,295	17,082	583	0	19,960	0	935	20,895

Italy	3,124	5,866	309	6,723	16,022	3	548	16,573

Japan	2,129	3,808	21	1,906	7,864	5,493	915	14,272

Luxembourg	2,080	8,460	40	211	10,791	1,631	494	12,916

Ireland	5,329	5,728	3	72	11,132	0	320	11,452

Cross-border outstandings represent net claims against non-local country counterparties. These include loans plus accrued interest, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets, including securities. To the extent material local currency outstandings are hedged or are funded by local currency borrowings, such amounts are not included as cross-border outstandings.

Movements in the allowance for loan losses

	2007	2006	2005	2004	2003

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,484	2,241	3,038	4,646	7,427

Change in accounting	(61)	0	0	0	0

Discontinued operations	0	(51)	0	0	0

Allowances acquired/(deconsolidated)	0	0	0	(24)	26

Discontinued operations/change in scope of consolidation	(61)	(51)	0	(24)	26

Switzerland	(35)	(46)	(104)	65	410

Foreign	75	(82)	(30)	14	205

Net additions charged to the consolidated statements of income	40	(128)	(134)	79	615

Commercial	(155)	(256)	(515)	(663)	(1,418)

Consumer	(87)	(140)	(140)	(197)	(315)

Public authorities	0	(1)	(3)	(88)	0

Lease financings	(7)	(9)	(10)	6	(7)

Switzerland	(249)	(406)	(668)	(942)	(1,740)

Banks	0	0	0	(1)	(55)

Commercial	(42)	(318)	(269)	(811)	(1,511)

Consumer	(4)	(7)	(8)	(13)	(22)

Public authorities	0	0	0	(5)	(5)

Lease financings	0	0	(22)	(9)	0

Foreign	(46)	(325)	(299)	(839)	(1,593)

Gross write-offs	(295)	(731)	(967)	(1,781)	(3,333)

Commercial	18	24	27	22	28

Consumer	20	7	2	2	3

Lease financings	1	0	0	0	0

Switzerland	39	31	29	24	31

Banks	0	0	2	2	0

Commercial	36	110	102	32	17

Consumer	15	0	3	0	0

Lease financings	3	0	0	0	0

Foreign	54	110	107	34	17

Recoveries	93	141	136	58	48

Net write-offs	(202)	(590)	(831)	(1,723)	(3,285)

Provisions for interest	1	48	67	92	155

Foreign currency translation impact and other adjustments, net	(28)	(36)	101	(32)	(292)

Balance at end of period	1,234	1,484	2,241	3,038	4,646

Average loan balance	223,542	199,870	196,593	184,787	181,723

Ratio of net write-offs to average loans	0.09%	0.30%	0.42%	0.93%	1.81%

Prior years not adjusted for discontinued operations.

Analysis of the allowance for loan losses by Switzerland, foreign and category

		2007		2006		2005		2004		2003

end of	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Banks	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%

Commercial	597	0.2%	806	0.4%	1,091	0.5%	1,704	0.9%	2,339	1.3%

Consumer	235	0.1%	287	0.1%	418	0.2%	537	0.3%	694	0.4%

Public authorities	0	0.0%	1	0.0%	4	0.0%	11	0.0%	29	0.0%

Lease financings	30	0.0%	34	0.0%	45	0.0%	60	0.0%	21	0.0%

Switzerland	862	0.4%	1,128	0.5%	1,558	0.8%	2,312	1.2%	3,083	1.7%

Banks	7	0.0%	7	0.0%	10	0.0%	8	0.0%	9	0.0%

Commercial	347	0.1%	329	0.2%	628	0.3%	655	0.4%	1,496	0.9%

Consumer	12	0.0%	13	0.0%	39	0.0%	49	0.0%	51	0.0%

Public authorities	6	0.0%	7	0.0%	6	0.0%	5	0.0%	7	0.0%

Lease financings	0	0.0%	0	0.0%	0	0.0%	9	0.0%	0	0.0%

Foreign	372	0.2%	356	0.2%	683	0.3%	726	0.4%	1,563	0.9%

Total allowance for loan losses	1,234	0.5%	1,484	0.7%	2,241	1.1%	3,038	1.6%	4,646	2.6%

of which on principal	1,082	0.4%	1,272	0.6%	1,917	0.9%	2,526	1.4%	3,837	2.2%

of which on interest	152	0.1%	212	0.1%	324	0.2%	512	0.3%	809	0.5%

Gross write-offs of loans by industry

in	2007	2006	2005	2004	2003

Allowance for loan losses (CHF million, except where indicated)

Financial services	15	2	80	34	411

Real estate companies	32	34	91	144	321

Other services	29	145	82	131	106

Manufacturing	61	137	150	298	897

Wholesale and retail trade	18	41	208	492	188

Construction	7	31	21	58	101

Transportation	5	113	42	89	316

Health and social services	12	3	9	3	29

Hotels and restaurants	7	13	39	41	48

Agriculture and mining	3	49	7	13	51

Telecommunications	6	2	55	169	459

Non-profit and international organizations	2	4	0	2	2

Commercial	197	574	784	1,474	2,929

Banks	0	0	0	1	55

Consumer	91	147	148	210	337

Public authorities	0	1	3	93	5

Lease financings	7	9	32	3	7

Total gross write-offs	295	731	967	1,781	3,333

Deposits in Switzerland and foreign offices

			2007			2006			2005

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	10,985	–	–	13,650	–	–	12,691	–	–

Interest-bearing demand	47,820	516	1.1%	48,099	321	0.7%	47,428	196	0.4%

Savings deposits	40,073	289	0.7%	43,489	254	0.6%	44,389	255	0.6%

Time deposits	65,555	2,224	3.4%	50,275	1,343	2.7%	37,608	572	1.5%

Switzerland	164,433	3,029	1.8%	155,513	1,918	1.2%	142,116	1,023	0.7%

Non-interest-bearing demand	2,051	–	–	1,484	–	–	1,194	–	–

Interest-bearing demand	25,935	784	3.0%	16,001	480	3.0%	12,308	297	2.4%

Savings deposits	38	0	–	29	0	–	26	0	–

Time deposits	249,401	12,118	4.9%	221,573	9,998	4.5%	187,851	6,200	3.3%

Foreign	277,425	12,902	4.7%	239,087	10,478	4.4%	201,379	6,497	3.2%

Total deposits	441,858	15,931	3.6%	394,600	12,396	3.1%	343,495	7,520	2.2%

Deposits by foreign depositors in Swiss offices amounted to CHF 47.8 billion, CHF 44.6 billion and CHF 42.5 billion as of December 31, 2007, 2006 and 2005, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	19,861	19,861

Over 3 through 6 months	–	15,585	15,585

Over 6 through 12 months	–	9,922	9,922

Over 12 months	–	4,896	4,896

Certificates of deposit	–	50,264	50,264

3 months or less	60,993	159,199	220,192

Over 3 through 6 months	4,786	5,725	10,511

Over 6 through 12 months	1,055	2,828	3,883

Over 12 months	324	10,915	11,239

Other time deposits	67,158	178,667	245,825

Total time deposits	67,158	228,931	296,089

Balances shown are the CHF equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2007	2006	2005

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	300,381	288,444	309,803

Maximum amount outstanding at any month-end during the year	432,877	390,626	373,987

Approximate average amount outstanding during the year	364,557	345,231	313,255

Interest expense for the year ended December 31	21,132	17,878	11,674

Approximate weighted-average interest rate during the year	5.8%	5.2%	3.7%

Approximate weighted-average interest rate at year-end	4.9%	4.6%	3.0%

Commercial paper (CHF million)

Outstanding as of December 31	14,788	15,019	10,376

Maximum amount outstanding at any month-end during the year	21,334	17,429	10,376

Approximate average amount outstanding during the year	19,172	14,591	7,122

Interest expense for the year ended December 31	550	406	232

Approximate weighted-average interest rate during the year	2.9%	2.8%	3.3%

Approximate weighted-average interest rate at year-end	3.7%	2.9%	1.4%

Other short-term borrowings (CHF million)

Outstanding as of December 31	4,602	6,537	9,096

Maximum amount outstanding at any month-end during the year	14,065	9,846	10,248

Approximate average amount outstanding during the year	8,393	7,077	8,580

Interest expense for the year ended December 31	421	224	123

Approximate weighted-average interest rate during the year	5.0%	3.2%	1.4%

Approximate weighted-average interest rate at year-end	3.6%	4.4%	1.5%

The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and other short-term borrowings are one year or less.

Statistical information – Bank
Set forth above is statistical information for the Group required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 5 – Net interest income, 13 – Investment securities, 15 – Loans, 21 – Deposits, 22 – Long-term debt, 28 – Derivatives and hedging activities, 29 – Guarantees and commitments and 31 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2007, 2006 and 2005, the Bank had short-term borrowings of CHF 14.4 billion, CHF 16.3 billion and CHF 16.3 billion compared to short-term borrowings of CHF 19.4 billion, CHF 21.6 billion and CHF 19.5 billion at the Group. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2007 and 2006 primarily related to CP issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2007, the carrying value of the Group’s debt securities was CHF 15.5 billion compared to CHF 14.3 billion for the Bank. The higher value of debt securities at the Group compared to the Bank related primarily to debt securities issued by Swiss federal, cantonal or local government entities as well as by corporates held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2007, 2006 and 2005, the Bank’s total loans were CHF 221.6 billion, CHF 190.9 billion and CHF 169.6 billion or 92.1%, 91.7% and 82.5% of the Group’s total loans of CHF 240.5 billion, CHF 208.1 billion and CHF 205.7 billion, respectively. Differences between the Bank and the Group in the allowance for loan losses, write-offs, impaired loans and the composition and maturity profile of the loan portfolio as of year-end 2007 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss commercial and consumer segments and as of year-end 2006 and year-end 2005 principally related to loans of Neue Aargauer Bank. For additional information on the Bank’s loan portfolio and related allowances refer to Note 15 – Loans in VII – Consolidated financial statements – Credit Suisse (Bank).

Ratio of earnings to fixed charges - Group

in	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges (CHF million)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	13,748	14,300	7,401	7,369	4,658

Income from investments in associates	(196)	(124)	(286)	(169)	(55)

Pre-tax earnings from continuing operations	13,552	14,176	7,115	7,200	4,603

Fixed charges:
Interest expense	54,109	43,703	29,198	18,796	16,349

Interest portion of rentals [1]	592	577	543	542	551

Preferred dividend requirements	0	0	0	0	133

Total fixed charges	54,701	44,280	29,741	19,338	17,033

Pre-tax earnings before fixed charges	68,253	58,456	36,856	26,538	21,636

Minority interests	4,738	3,630	1,948	1,080	150

Earnings before fixed charges and provision for income taxes	63,515	54,826	34,908	25,458	21,486

Ratio of earnings to fixed charges	1.16	1.24	1.17	1.32	1.26

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

Ratio of earnings to fixed charges - Bank

in	2007	2006	2005	2004		2003

Ratio of earnings to fixed charges (CHF million)

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,173	12,801	6,286	6,373		4,020

Income from investments in associates	(200)	(114)	(271)	(130)		(18)

Pre-tax earnings from continuing operations	11,973	12,687	6,015	6,243		4,002

Fixed charges:
Interest expense	53,994	43,423	28,822	18,363		15,897

Interest portion of rentals [1]	558	560	528	526		530

Total fixed charges	54,552	43,983	29,350	18,889		16,427

Pre-tax earnings before fixed charges	66,525	56,670	35,365	25,132		20,429

Minority interests	5,013	3,620	2,064	1,113		101

Earnings before fixed charges and provision for income taxes	61,512	53,050	33,301	24,019		20,328

Ratio of earnings to fixed charges	1.13	1.21	1.13	1.27	[2]	1.24	[2]

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 Based on the combined statements of income of Credit Suisse, which represent the combined statements of income of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).

Legal proceedings
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described below, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

South Africa litigation
Two purported class action lawsuits were filed in the US District Court for the Southern District of New York (SDNY), in June 2002 and August 2002, respectively, alleging that Credit Suisse Group and numerous other defendants are liable under international and US law by virtue of having conducted business in South Africa during the apartheid era prior to 1995. In one of these cases, the complaint has since been amended to delete the Group as a defendant. In addition, another case that is not a class action was filed in the US District Court for the Eastern District of New York (EDNY) in November 2002 in respect of the same allegations. These cases (and similar cases against others) have been transferred to the SDNY for coordinated pre-trial proceedings. The Group has been served with process in the non-class action case, and joined in a motion to dismiss that case. Motions to dismiss these three cases were fully briefed and argued. Both the South African government and the US government filed papers supporting dismissal of the plaintiffs’ claims. In November 2004, the court granted the motions to dismiss. Plaintiffs in all three cases appealed to the US Court of Appeals for the Second Circuit (Second Circuit). The appeal was argued in early 2006. On October 12, 2007, the Second Circuit issued a decision that vacated, in part, the district court’s decision. The Second Circuit remanded the matter back to the SDNY for further proceedings. On January 10, 2008, the defendants filed a petition for certiorari with the US Supreme Court seeking reversal of the Second Circuit’s decision. The US has filed a brief as amicus curiae in support of the petition for certiorari.

A related case that is not a class action was filed in the EDNY in March 2003 and names a number of corporate defendants, including Credit Suisse, which has been served. This case was transferred to the SDNY and has effectively been stayed pending resolution of matters in the cases discussed above.

Litigation relating to IPO allocation
Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the SDNY concerning IPO allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. In October 2004, the SDNY granted in substantial part plaintiffs’ motion for class certification in each of six “focus” cases. The SDNY stated that the order “is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions.” In June 2005, the Second Circuit granted the underwriter defendants permission to appeal the class certification order. In June 2006, the Second Circuit heard oral argument on the underwriter defendants’ appeal. In December 2006, the Second Circuit vacated the SDNY’s decision and ruled that the cases pending on appeal “may not be certified as class actions.” In January 2007, the plaintiffs in the six focus cases filed a petition for rehearing with the Second Circuit. On April 6, 2007, the Second Circuit denied the petition for rehearing and, on May 30, 2007, issued the mandate remanding the case to the SDNY for further proceedings. On August 14, 2007, the plaintiffs filed amended complaints in this matter, and, on September 27, 2007, filed new motions for class certification in the six focus cases. On November 14, 2007, the underwriter defendants filed a motion to dismiss the amended complaints, and, on December 21, 2007, filed their opposition to plaintiffs’ new motions for class certification.

Separately, in February 2005, the SDNY preliminarily approved a settlement between plaintiffs and the issuer defendants and the issuers’ officers and directors. On June 28, 2007, in light of the Second Circuit’s decision vacating class certification, the SDNY so ordered and approved a stipulation between plaintiffs and the issuer defendants terminating that settlement agreement.

Since March 2001, CSS LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the SDNY, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer’s shares in follow-on offerings and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged “tie-in” arrangements are further alleged to have artificially inflated the market price for the securities. In November 2003, the SDNY dismissed the action with prejudice as to all defendants. In September 2005, the Second Circuit vacated the SDNY’s dismissal of the action and remanded the case to the SDNY for further proceedings. The underwriter defendants filed a motion in the Second Circuit to stay the issuance of the mandate remanding the cases to the SDNY pending the filing of a petition for writ of certiorari to the US Supreme Court, which was granted. In March 2006, the underwriter defendants filed a petition for a writ of certiorari, and that petition was granted by the US Supreme Court in December 2006. On June 18, 2007, the US Supreme Court reversed the Second Circuit’s decision and ruled, on the grounds of implied immunity, that this case could not proceed any further.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, two federal class action cases are pending, one in the SDNY and one in the US District Court for the District of Massachusetts. These cases were brought on behalf of purchasers of shares of Lantronix, Inc. and AOL Time Warner Inc., respectively. In November 2006, the SDNY certified a class in the Lantronix, Inc. action. CSS LLC subsequently moved for reconsideration, and, on February 26, 2008, the SDNY decertified that class. A motion for class certification was filed in the AOL Time Warner Inc. action in March 2007.

Enron-related litigation and inquiries
Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities and alleged additional violations of the federal securities laws. In June 2006, the Credit Suisse entities filed a motion for summary judgment to dismiss the action, which is pending. In July 2006, the court certified a class in the action. The Credit Suisse entities and other defendants appealed this class certification decision to the US Court of Appeals for the Fifth Circuit (Fifth Circuit), and oral argument was held in February 2007. In a decision on March 19, 2007, the Fifth Circuit reversed the class certification decision, rejected plaintiffs’ scheme liability theory and remanded the matter back to the district court “for further proceedings as appropriate.” In light of this decision, the district court stayed all proceedings in this matter while the plaintiffs pursued a petition for writ of certiorari in the US Supreme Court.

In January 2008, the Supreme Court denied plaintiffs’ certiorari petition, and thus left standing the Fifth Circuit’s ruling and remanding the case to the district court. The district court has ordered the parties to file supplemental briefs on the pending summary judgment motions, addressing the impact of the Fifth Circuit’s ruling and of a recent decision by the Supreme Court in a similar but unrelated case in which the Supreme Court also rejected plaintiffs’ scheme liability theory.

In April 2005, the bank defendants in the Newby action, including CSS LLC and its affiliates, filed a cross-claim against Arthur Andersen LLP and cross-claims or third-party claims against certain former Enron executives, for contribution in the event that the bank defendants are found liable on any of the plaintiffs’ claims.

Several remaining actions filed against CSS LLC and certain of its affiliates and other parties have been consolidated or coordinated with the Newby action. In four of those cases, plaintiffs have filed amended complaints, and CSS LLC and other defendants have moved, or will move, to dismiss. Several actions against Arthur Andersen LLP, CSS LLC and its affiliates and other parties have been dismissed with prejudice, and plaintiffs in those cases are appealing the dismissals to the Fifth Circuit. In addition, the district court denied a motion by several would-be plaintiffs for leave to file complaints; the appeal of that denial is also pending in the Fifth Circuit.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. In November 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner’s conclusions with respect to several parties, including CSS LLC and certain of its affiliates. Enron subsequently brought four adversary proceedings against CSS LLC and certain of its affiliates seeking to recoup money allegedly owed to the bankruptcy estate. All of those adversary proceedings have now been settled.

CSS LLC and certain of its affiliates have received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. CSS LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio and are known as the MDL cases, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the ratings agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. CSS LLC filed motions to dismiss these cases. On December 19, 2007, the district court denied, in large part, CSS LLC’s motions to dismiss, allowing most of the investor claims to proceed.

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

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action lawsuits filed in the SDNY relating to Refco Inc. The actions allege violations of the disclosure requirements of the federal securities laws in connection with a Refco notes offering in August 2004 and Refco’s IPO in August 2005. The actions have been consolidated into the matter In re Refco, Inc. Securities Litigation. In July 2006, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering in 2004. The SDNY subsequently granted that motion and dismissed the case. In December 2007, the plaintiffs filed an amended complaint in which they named additional defendants and again alleged, against CSS LLC and others, violations of the disclosure requirements of the federal securities laws in connection with the August 2004 debt offering and the August 2005 IPO. On February 1, 2008, CSS LLC and certain other defendants moved to dismiss portions of the amended complaint.

In August 2007, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court on behalf of the estate of Refco Inc. and certain of its affiliates. The lawsuit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. The lawsuit also asserts claims against CSS LLC for professional malpractice and negligent misrepresentation in connection with CSS LLC’s role as a financial advisor to Refco. CSS LLC and certain other defendants removed this action to Illinois federal district court and the case has now been transferred (by the Judicial Panel on Multi-District Litigation) to the SDNY.

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

The extraordinary administrator also commenced two further actions before the Court of Parma against: (i) Credit Suisse International and Credit Suisse Securities (Europe) Limited (CSSEL), seeking damages on the basis of allegations that, by the December 2001 transaction, Credit Suisse International delayed the insolvency of Parmalat Participações of Brazil and consequently of Parmalat SpA, with the result that Parmalat’s overall loss increased by approximately EUR 7.1 billion between January 2002 and the declaration of its insolvency in December 2003; and (ii) Credit Suisse International and certain other banks, seeking damages on the basis of allegations that, by various derivatives transactions in 2003, Credit Suisse International and those other banks delayed the insolvency of Parmalat SpA with the result that its overall loss increased by approximately EUR 2 billion between July and December 2003. In addition, claims for unquantified damages have been filed in Italy against Credit Suisse entities on behalf of a number of individuals claiming to have suffered losses as a result of the actions of a Credit Suisse employee.

Credit Suisse International has made a claim in the reorganization proceedings of Parmalat Participações of Brazil in respect of EUR 500 million of bonds issued by that entity and held by Credit Suisse International. This claim has so far been rejected by the trustee. Parmalat Participações has made a claim in response alleging that the debt represented by the bonds has already been paid and asserting that it is therefore entitled under Brazilian law to twice the amount of the debt claimed by Credit Suisse International. Credit Suisse International has also made a claim in the same reorganization proceedings in relation to a USD 5 million promissory note guaranteed by Parmalat and assigned to Credit Suisse International. This claim has been accepted by the Brazilian courts

Credit Suisse has made a claim in the reorganization proceedings of Parmalat Participacões of Brazil in connection with two loans granted to Parmalat Participacões of Brazil evidenced by promissory notes and guaranteed by Parmalat SpA in the amount of USD 45 million. The claim has been accepted by the Brazilian courts. A guarantee in the insolvency proceedings of Parmalat SpA has been withdrawn following its rejection by the extraordinary administrator.

Proceedings have been filed in the SDNY against Credit Suisse by Farmland Dairies and Parmalat-USA Corporation, US subsidiaries of Parmalat. The allegations against Credit Suisse make reference to the December 2001 transaction. In August 2006, the SDNY dismissed the complaint in the Farmland Dairies action, with leave to re-plead. In September 2006, both Farmland Dairies and Parmalat-USA Corporation filed amended complaints asserting claims against Credit Suisse, Credit Suisse International and CSSEL. The Credit Suisse entities filed motions to dismiss in both actions. On August 8, 2007, the SDNY dismissed both actions. Plaintiffs in both actions have appealed to the Second Circuit.

Proceedings were also brought in the SDNY by Parmalat investors against various defendants, including Credit Suisse, seeking unquantified damages. The allegations against Credit Suisse make reference to the December 2001 transaction. The claims against Credit Suisse were subsequently dismissed except to the extent that they were brought by US investors. The complaint was then amended to assert claims against the Group, Credit Suisse International and CSSEL. In November 2006, the Credit Suisse entities entered into a memorandum of understanding to settle the case. The parties executed final settlement documents in February 2007, and the SDNY approved this settlement in July 2007.

Mortgage-related matters
CSS LLC and certain of its affiliates have received subpoenas and/or requests for information from certain regulators regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such inquiries and requests. CSS LLC and certain of its affiliates have also been named as defendants in various civil litigation matters related to the residential mortgage business, including a purported class action related to CSS LLC’s role as an underwriter of certain offerings of mortgage pass-through certificates for a subsidiary of Countrywide Financial Corp., and an action filed by the City of Cleveland against numerous financial institutions, including CSS LLC, alleging that the defendants’ activities in connection with securitizations of US subprime mortgages created a “public nuisance” in the City of Cleveland.

Other regulatory matters
US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, with respect to designated foreign countries, nationals and others. The New York County District Attorney’s Office, the US Department of Justice and other governmental authorities are reported to be conducting a broader review of how certain financial institutions have processed US dollar payments involving US sanctioned countries, persons and entities. Credit Suisse is conducting an internal review of certain US dollar payments involving countries, persons or entities that may be subject to these sanctions and is cooperating with such authorities. It is currently not possible to predict the ultimate resolution or timing of this matter.

In connection with our identification of mismarks and pricing errors by a small number of traders in our CDO trading business in Investment Banking, and the related internal review, we promptly initiated contact with our regulators. We have provided information to our regulators and governmental authorities, and we have been cooperating with them.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.
Liquidity risk
Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business. We maintain available liquidity to meet our obligations in a stressed liquidity environment. For information on our liquidity management, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk.

Our liquidity could be impaired if we were unable to access the capital markets or sell our assets
Our ability to borrow on a secured or unsecured basis can be affected by increases in interest rates or credit spreads, the availability of credit or the perception among market participants that we are experiencing greater liquidity risk. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations.

If we are unable to raise needed funds in the capital markets, we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our businesses rely significantly on our deposit base for funding
Our businesses meet most of their funding requirements using short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.

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

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
We maintain large trading and investment positions and hedges in the debt, currency, commodity and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market.

Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. In the second half of 2007, the mortgage and credit markets reflected a substantial decline in liquidity. Credit spreads widened significantly, funding costs increased and both equity and debt capital markets experienced significantly increased volatility. These market conditions adversely affected the fair values of mortgage and credit products. These conditions have continued in the first quarter of 2008, and we cannot predict how long they will continue, whether such conditions will spread to other products or sectors or how our businesses will be affected. Adverse market or economic conditions or trends may cause a decline in net revenues

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of oil prices, interest rates and the risk of geopolitical events could materially affect financial markets and the economy. Movements in interest rates could affect our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets could affect the value of our trading and non-trading equity portfolios.

Adverse market or economic conditions, including the inability to obtain credit or its cost, could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees. Such conditions could also lead to a decline in the volume of securities trades that we execute for customers and, therefore, adversely affect the net revenues we receive from commissions and spreads.

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
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans, including subprime loans, secured by commercial and residential properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses were adversely affected by the dislocation in the mortgage and credit markets and the downturn in the US housing market that began in 2007 and has continued in the first quarter of 2008, and they could be further adversely affected by a downturn in other real estate markets, other sectors or the economy as a whole.

Our revenues may decline in line with declines in certain sectors or products
Decreasing economic growth in a sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could negatively affect our net revenues.
In 2007, our investment banking, particularly the structured products and leveraged finance businesses, and asset management, particularly asset-backed money market securities, businesses were adversely impacted by the mortgage and credit market dislocation. The decline in financial sponsor activity could also have a negative effect on our results of operations.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our wealth management, corporate and retail banking and investment banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries. In the second half of 2007, our asset management business also had losses from securities purchased from our money market funds to address liquidity concerns arising from the credit market dislocation, and this increased our risk exposure to asset-backed securities and structured investment vehicles.

We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty.

Risk concentration may cause us to suffer losses even when economic and market conditions are generally favorable for others in the industry.
Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. We may be unable to purchase hedges or be only partially hedged, or our hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. For information on management of credit risk, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Credit risk

Management’s determination of the provision for loan losses is subject to significant judgment, and our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate and this could have a material adverse effect on our results of operations. For information on provisions for loan losses and related risk mitigation, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. Our investments in, or loans to, hedge funds are an additional source of credit exposure. The mortgage and credit market dislocation made it more difficult to sell, syndicate or securitize certain mortgage and credit products, and adversely affected the fair value of, and reduced our revenues from, these products.

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

Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards and the calculation of expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates. For information on these estimates and valuations, refer to II – Operating and financial review – Critical accounting estimates and Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Risks relating to off-balance sheet entities
We enter into transactions with SPEs in our normal course of business, and most SPEs with which we transact are not consolidated and their assets and liabilities are off-balance sheet. The accounting requirements for consolidation, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment. Accounting standards, or their interpretation, for consolidation may change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of income, and this could have an adverse impact on our results of operations and capital ratios if there are realized or unrealized losses on the assets of these SPEs. For information on our transactions with and commitments to SPEs, see III – Balance sheet, Off-balance sheet, Treasury and Risk.

Cross-border and foreign exchange risk
Cross-border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets
As a global financial services company and industry leader in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize customer-driven business. Our efforts at containing emerging market risk, however, may not always succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities in our investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Exchange rate volatility may have an adverse impact on our results of operations and capital position.

Operational risk
We are exposed to a wide variety of operational risks, particularly information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure and business disruption, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We have operational risk from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Our business depends on our ability to process a large volume of diverse and increasingly complex transactions, including derivatives transactions, which have increased in volume and complexity and which are not always confirmed on a timely basis. Our businesses also rely on the secure processing, storage and transmission of confidential and other information.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

In the first quarter of 2008, we identified mismarks and pricing errors by a small group of traders in certain ABS positions in our CDO trading business in Investment Banking. For further information, refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions.

Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk. For information on our risk management, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Risk management.

Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to Legal proceedings.

It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Management is required to establish, increase or release reserves for losses that are probable and reasonably estimable in connection with these matters. For more information, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Failure to comply with extensive regulation of our businesses may subject us to significant penalties and may seriously harm our reputation
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the US and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex and, in recent years, penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. In recent years, a major focus of international policy and regulation has been on combating money laundering and terrorist financing. Applicable regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, including verifying the identity of customers. Failure of Credit Suisse and its subsidiaries to implement and maintain adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences.

Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations and capital requirements.
For a description of our regulatory regime and capital requirements, refer to I – Information on the company – Regulation and supervision.
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

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our performance, including our ability to attract and maintain clients and employees. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest as we increase our client base and the scale of our businesses, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions.

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

We face competition from new trading technologies
Our private banking, investment banking, and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

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

In addition, in recent years we have undertaken a number of new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

Moreover, if we fail to identify attractive businesses to acquire, or joint venture opportunities, we may be unable to expand our businesses as quickly or successfully as our competitors, which could adversely affect our results of operations and reputation.

Other information
Exchange controls
There are no restrictions presently in force under our AoA or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote its securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

American Depositary Shares
Under Swiss law, holders of ADS are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

Material contract
On June 13, 2006, we entered into a share purchase agreement for the sale of Winterthur, our insurance subsidiary, to AXA S.A. for a cash payment of CHF 12.3 billion. Under the terms of the agreement, AXA S.A acquired 100% of Winterthur. The transaction, which was subject to customary regulatory approvals and closing conditions, closed on December 22, 2006. A non-compete clause will remain in effect between the parties for two years from the closing date. We did not provide any indemnification in respect of Winterthur’s insurance reserves in the agreement. A copy of the share purchase agreement was filed as an exhibit to our 2006 20-F.

Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than CHF or USD.

This summary is based on the current tax laws of Switzerland and the US, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income” (Treaty), the US Internal Revenue Code of 1986, as amended (IR Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

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

Residents of the US
A non-Swiss resident holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value of the shares and their repurchase price may qualify as taxable income. The same would be true for gains realized upon a repurchase of Shares if we were not to dispose of the repurchased Shares within six years after the repurchase, or if such Shares were repurchased in connection with a capital reduction or if 10% of outstanding Shares were exceeded. Taxable income would be the difference between the repurchase price and the nominal value of the Shares. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

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

Net worth and capital taxes
Individuals
Individuals who are Swiss residents for tax purposes or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal net worth taxes.

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

US federal income tax
For purposes of this discussion, a “US Holder” is any beneficial owner of Shares that is: (i) a citizen or resident of the US; (ii) a corporation organized under the laws of the US or any political subdivision thereof; or (iii) any other person that is subject to US federal income tax on a net income basis in respect of Shares. A “Non-US Holder” is any beneficial owner of Shares that is a foreign corporation or non-resident alien individual.

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate the Group becoming a PFIC for the 2008 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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

Non-US Holders
Dividends paid to a Non-US Holder in respect of Shares will generally not be subject to US federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the US by such Non-US Holder.

Capital gains tax upon disposal of shares
US Holders
A gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as a capital gain or loss in an amount equal to the difference between the US Holder’s basis in Shares and the amount realized on the disposition. Such gain or loss will generally be a long-term capital gain or loss if the US Holder holds the Shares for more than one year. A long-term capital gain realized by a US Holder that is an individual generally is subject to reduced rates.

Non-US Holders
A Non-US Holder will generally not be subject to US federal income tax in respect of gains realized on a sale or other disposition of Shares unless the gain is effectively connected with a trade or business of the Non-US Holder in the US.

Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the IR Code and may be subject to backup withholding unless the holder: (i) establishes that it is a corporation or other exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service (IRS) Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

A Non-US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Listing details
Credit Suisse Group’s shares are listed on the SWX. Since June 25, 2001, the principal trading market for the Group’s shares has been virt-x. The Group’s ADS are traded on the NYSE.
The Group’s shares are in registered form with a par value of CHF 0.04 per share.
Official trading of the Group’s shares in the form of ADS on the NYSE began on September 25, 2001, under the symbol “CSR.”
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2008

March (through March 7)	10,777,217		51.3		49.4		1,527,532		49.6		47.7

February	13,995,004		62.3		51.6		1,793,465		58.3		47.7

January	14,951,161		67.0		51.8		1,700,029		59.8		50.6

2007	8,543,386		95.5		61.9		788,577		79.0		55.9

Fourth quarter	10,157,787		82.0		61.9		947,016		69.6		55.9

December	9,008,216		71.8		67.1		759,839		63.6		58.2

November	13,870,800		75.0		61.9		1,238,170		64.3		55.9

October	7,455,892		82.0		76.0		843,943		69.6		64.4

Third quarter	10,218,069		89.9		75.7		1,055,054		74.1		63.4

Second quarter	6,521,166		95.5		86.5		531,791		79.0		70.6

First quarter	7,179,269		93.6		82.0		612,338		75.9		67.5

2006	5,966,280		85.4		62.7		342,040		70.0		50.1

Fourth quarter	5,765,243		85.4		72.1		422,998		70.0		58.0

Third quarter	5,537,712		74.2		62.7		257,470		59.3		50.3

Second quarter	6,644,744		78.9		62.9		338,029		63.9		50.1

First quarter	5,956,685		78.5		68.3		349,787		60.2		53.4

2005	5,509,548		68.5		46.9		215,985		52.9		38.8

2004	5,687,787		49.5		37.4		173,123		42.5		30.0

2003	6,599,622		48.7		20.7		193,805		36.4		15.9

1 Closing prices for one share and average daily trading volume (virt-x). 2 Closing prices of ADS's and average daily trading volume (NYSE).

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

For further information on trading in the Group’s shares and share repurchases, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk.
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2007, we maintained 616 offices and branches worldwide, of which approximately 60% were located in Switzerland.

As of the end of 2007, approximately 29% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 64% of which expire after 2011. The book value of the ten largest owned properties was approximately CHF 1.9 billion as of the end of 2007. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2007, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates

			in / end of		% change

	2007	2006	2005	2006	2005

Average rate

1 USD / 1 CHF	1.20	1.25	1.24	(4)	1

1 EUR / 1 CHF	1.64	1.57	1.55	4	1

1 GBP / 1 CHF	2.40	2.31	2.26	4	2

100 JPY / 1 CHF	1.02	1.08	1.13	(6)	(4)

Closing rate

1 USD / 1 CHF	1.13	1.22	1.31	(7)	(7)

1 EUR / 1 CHF	1.66	1.61	1.56	3	3

1 GBP / 1 CHF	2.25	2.40	2.27	(6)	6

100 JPY / 1 CHF	1.00	1.03	1.12	(3)	(8)

X – Investor information
Investor information

Share data

in / end of	2007		2006	2005	2004

Share price (common shares, CHF)

Average	83.02		73.13	54.19	43.90

Minimum	61.90		62.70	46.85	37.35

Maximum	95.45		85.35	68.50	49.50

End of period	68.10		85.25	67.00	47.80

Share price (American Depository Shares, USD)

Average	68.97		58.46	43.40	30.04

Minimum	55.93		50.07	38.75	35.44

Maximum	79.03		70.00	52.91	42.50

End of period	60.10		69.85	50.95	42.19

Market capitalization

Market capitalization (CHF million)	76,024		86,576	81,847	58,025

Market capitalization (USD million)	67,093		74,290	62,241	51,215

Dividend per share (CHF)

Dividend per share paid	2.50	[1]	2.24	2.00	1.50

Par value reduction	–		0.46	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 25, 2008.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short term	–	A-1	F1+

Long term	Aa2	A+	AA-

Outlook	Stable	Credit Watch: Negative	Stable

Credit Suisse (the Bank) ratings

Short term	P-1	A-1+	F1+

Long term	Aa1	AA-	AA-

Outlook	Stable	Credit Watch: Negative	Stable

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a US or global economic downturn in 2008;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
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

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Photography: Noë Flum, Zurich; Hans Schürmann, Zurich
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

Financial calendar and information sources

Financial calendar

First quarter 2008 results	Thursday, April 24, 2008

Annual General Meeting	Friday, April 25, 2008

Dividend payment	Friday, May 2, 2008

Second quarter 2008 results	Thursday, July 24, 2008

Third quarter 2008 results	Thursday, October 23, 2008

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich, Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

CREDIT SUISSE

www.credit-suisse.com

55111004 English