Form 20-F
period 2014-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2015-03-20
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 20, 2015
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014.
   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission file number: 001-15244
Credit Suisse Group AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8, CH 8001 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8, CH 8001 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
Credit Suisse Equal Weight MLP Index Exchange Traded Notes due April 20, 2020 Linked to the Cushing® 30 MLP Index	NYSE Arca
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Market Neutral Equity ETN Linked to the HS Market Neutral Index Powered by HOLT™ due September 22, 2031	NYSE Arca
VelocityShares Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocitySharesTM 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Long Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse Gold Shares Covered Call Exchange Traded Notes (ETNs) due February 2, 2033 Linked to the Credit Suisse NASDAQ Gold FLOWS™ 103 Index	The Nasdaq Stock Market
Credit Suisse Silver Shares Covered Call Exchange Traded Notes (ETNs) due April 21, 2033 Linked to the Credit Suisse NASDAQ Silver FLOWS™ 106 Index	The Nasdaq Stock Market
Credit Suisse Commodity Benchmark Exchange Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Benchmark Total Return Index	NYSE Arca
Credit Suisse Commodity Rotation Exchange Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Backwardation Total Return Index	NYSE Arca
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due September 10, 2018 Linked to the STOXX Europe 50® USD (Gross Return) Index	NYSE Arca
Credit Suisse FI Enhanced Big Cap Growth Exchange Traded Notes (ETNs) due October 22, 2018 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes (ETNs) due June 13, 2019 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse S&P MLP Index Exchange Traded Notes (ETNs) due December 4, 2034 Linked to the S&P MLP Index	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2014: 1,599,502,289 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
   Yes      No
Indicate by check mark whether Registrants have submitted electronically and posted on their corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (paragraph 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
   Yes      No

Definitions
Sources
Cautionary statement regarding forward-looking information
Part I
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
Part II
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2014, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group and, we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2014.
Sources
Throughout this Form 20-F and the attached Annual Report 2014, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2014.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2014. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 520 of the attached Annual Report 2014.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 39 to 46 of the attached Annual Report 2014.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 24 to 25, and IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company on page 168 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on page 250 of the attached Annual Report 2014 and, for the Bank, please see Note 3 – Business developments and subsequent events in VII – Consolidated financial statements – Credit Suisse (Bank) on page 401 of the attached Annual Report 2014.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Our businesses on pages 16 to 23 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 253 to 255 of the attached Annual Report 2014 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 403 to 404 of the attached Annual Report 2014.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 24 to 25 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on pages 52 to 54 of the attached Annual Report 2014. For a list of Credit Suisse’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 360 to 362 of the attached Annual Report 2014 and, for a list of the Bank’s significant subsidiaries, please see Note 37 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 472 to 474 of the attached Annual Report 2014.
20-F/7

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 519 of the attached Annual Report 2014.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 496 to 514 of the attached Annual Report 2014. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results – Credit risk review – Loans and irrevocable loan commitments on pages 152 to 156 of the attached Annual Report 2014.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
As stated in the Credit Suisse Annual Report 2013, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates. Credit Suisse AG loaned funds under these credit facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism. Our participation in these credit facilities was legal under applicable law. The Iranian parties involved in certain of these credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government-controlled entities). Default on these credit facilities is subject to export financing insurance provided by European governmental export credit agencies.
Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 0.2 million in interest income in 2014 on these credit facilities and believes that it has not earned any related net profit over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2014, Credit Suisse AG received insurance payments totaling CHF 2.8 million from the Swiss governmental export credit agency and payments totaling CHF 7.0 million from financial institutions acting as agents of lending syndicates, both in partial payment under certain of these credit facilities. As of December 31, 2014, approximately CHF 2.1 million was owed to Credit Suisse AG under these credit facilities which is not covered by the European governmental export credit agency guarantees, out of a total amount of approximately CHF 46.0 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these credit facilities pursuant to its contractual rights and applicable law, and will continue to cooperate with the European governmental export credit agencies.
During 2014, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Credit Suisse AG also continues to hold funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions because Iranian government-owned entities have an interest in such transfers. Such funds are maintained in blocked accounts opened in accordance with Swiss sanctions requirements. Credit Suisse AG derives no revenues or profits from maintenance of these blocked accounts.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 48 to 98 of the attached Annual Report 2014. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 26 to 38 of the attached Annual Report 2014 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ equity and share metrics – Foreign exchange exposure and interest rate management on page 125 of the attached Annual Report 2014.
20-F/8

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 100 to 125 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 274 to 275 and Note 36 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 350 of the attached Annual Report 2014 and, for the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 420 and Note 35 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 471 of the attached Annual Report 2014.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the Company – Our businesses on pages 16 to 23 of the attached Annual Report 2014.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 161 to 164 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments and Note 33 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 303 to 322 of the attached Annual Report 2014 and, for the Bank, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments and Note 32 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 439 to 451 of the attached Annual Report 2014.
F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 164 of the attached Annual Report 2014.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 173 to 193 of the attached Annual Report 2014.
B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 196 to 228 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 257, Note 28 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 286 to 292 and Note 30 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 294 to 302, and Note 5 – Shareholdings of members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 384 to 385 of the attached Annual Report 2014 and, for the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 406, Note 27 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 428 to 430 and Note 29 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 432 to 438 of the attached Annual Report 2014.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 166 to 195 of the attached Annual Report 2014.
20-F/9

D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Employees on page 168. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Core Results on pages 59 to 66 of the attached Annual Report 2014.
E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 196 to 228 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 28 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 286 to 292, and Note 5 – Shareholdings of members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 384 to 385 of the attached Annual Report 2014. For the Bank, please see Note 27 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 428 to 430 of the attached Annual Report 2014.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 169 to 173 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 250 to 251, Note 6 – Own shares held by the company and by group companies and Note 7 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 385 of the attached Annual Report 2014. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly-owned subsidiary of Credit Suisse. See Note 11 – Major shareholders and groups of shareholders in VIII – Parent company financial statements – Credit Suisse (Bank) on page 490 of the attached Annual Report 2014.
B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 196 to 228 and – Corporate Governance – Banking relationships and related party transactions on pages 179 to 180 of the attached Annual Report 2014. In addition, for Credit Suisse, please see Note 29 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 292 to 294 of the attached Annual Report 2014 and, for the Bank, please see Note 28 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on page 431 of the attached Annual Report 2014.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 352 to 359 of the attached Annual Report 2014. For a description of the Bank’s legal and arbitration proceedings, please see Note 36 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 471 of the attached Annual Report 2014.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Dividends and dividend policy on page 125 of the attached Annual Report 2014.
B – Significant changes.
None.
20-F/10

Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on page 518 of the attached Annual Report 2014. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 166 to 177 and – Additional information – Changes in control and defense measures on page 194 and – Liquidation on page 195 of the attached Annual Report 2014. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 515 of the attached Annual Report 2014. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 515 of the attached Annual Report 2014.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 515 to 518 of the attached Annual Report 2014. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file annual reports on Form 20-F and furnish or file quarterly and other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the Internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). SEC reports are also available for review at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website and apps are not incorporated by reference into this Form 20-F.
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 377 to 388 of the attached Annual Report 2014 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 477 to 494 of the attached Annual Report 2014 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
20-F/11

Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 126 to 160 of the attached Annual Report 2014.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – American Depositary Share fees on page 195 of the attached Annual Report 2014. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 375 to 376 of the attached Annual Report 2014. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 475 to 476 of the attached Annual Report 2014.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on page 178 of the attached Annual Report 2014.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on page 167 of the attached Annual Report 2014.
20-F/12

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Internal and external auditors on pages 194 to 195 of the attached Annual Report 2014.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Share repurchases on pages 124 to 125 of the attached Annual Report 2014. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Complying with rules and regulations on pages 166 to 167 of the attached Annual Report 2014. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 229 to 376 of the attached Annual Report 2014 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 389 to 476 of the attached Annual Report 2014 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of December 2, 2014.
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014.
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of June 19, 2014.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1 Agreement, dated February 13, 2011, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.1 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).
4.2 Agreement, dated February 13, 2011, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.2 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).
4.3 Amendment Agreement, dated July 18, 2012, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 99.3 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).
4.4 Purchase and Underwriting Agreement, dated as of July 17, 2012, between Credit Suisse AG and Competrol Establishment (incorporated by reference to Exhibit 4.4 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013).
4.5 Purchase and Underwriting Agreement, dated as of July 18, 2012, between Credit Suisse AG and Qatar Holding LLC (incorporated by reference to Exhibit 4.5 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013).
4.6 Agreement, dated October 10, 2013, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 4.6 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2013 filed on April 3, 2014).
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 514 of the attached Annual Report 2014 and incorporated by reference herein.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 39 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 360 to 362, and significant subsidiaries of the Bank are set forth in Note 37 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 472 to 474 in the attached Annual Report 2014 and incorporated by reference herein.
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
20-F/14

SIGNATURES
Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                           CREDIT SUISSE GROUP AG
                           (Registrant)
                           Date: March 20, 2015
/s/ Brady W. Dougan                           /s/ David R. Mathers
Name: Brady W. Dougan                      Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 20, 2015
/s/ Brady W. Dougan                           /s/ David R. Mathers
Name: Brady W. Dougan                      Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
20-F/15

Key metrics
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	1,875	2,326	1,349	(19)	72
of which from continuing operations	1,773	2,181	1,389	(19)	57
Basic earnings per share from continuing operations (CHF)	1.02	1.14	0.82	(11)	39
Diluted earnings per share from continuing operations (CHF)	1.01	1.14	0.82	(11)	39
Return on equity attributable to shareholders (%)	4.4	5.7	3.9	–	–
Effective tax rate (%)	38.7	31.2	21.2	–	–
Core Results (CHF million, except where indicated)
Net revenues	25,815	25,217	23,251	2	8
Provision for credit losses	186	167	170	11	(2)
Total operating expenses	22,397	21,546	21,193	4	2
Income from continuing operations before taxes	3,232	3,504	1,888	(8)	86
Cost/income ratio (%)	86.8	85.4	91.1	–	–
Pre-tax income margin (%)	12.5	13.9	8.1	–	–
Strategic results (CHF million, except where indicated)
Net revenues	25,126	25,475	25,385	(1)	0
Income from continuing operations before taxes	6,790	7,173	6,295	(5)	14
Cost/income ratio (%)	72.4	71.5	74.7	–	–
Return on equity – strategic results (%)	12.2	13.4	–	–	–
Non-strategic results (CHF million)
Net revenues	689	(258)	(2,134)	–	(88)
Loss from continuing operations before taxes	(3,558)	(3,669)	(4,407)	(3)	(17)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,377.3	1,253.4	1,197.8	9.9	4.6
Net new assets from continuing operations	30.2	36.1	11.4	(16.3)	216.7
Balance sheet statistics (CHF million)
Total assets	921,462	872,806	924,280	6	(6)
Net loans	272,551	247,054	242,223	10	2
Total shareholders' equity	43,959	42,164	35,498	4	19
Tangible shareholders' equity	35,066	33,955	26,866	3	26
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	291,410	273,846	292,481	6	(6)
CET1 ratio (%)	14.9	15.7	14.2	–	–
Look-through CET1 ratio (%)	10.1	10.0	8.0	–	–
Swiss leverage ratio (%)	4.9	5.1	–	–	–
Look-through Swiss leverage ratio (%)	3.9	3.7	–	–	–
Share information
Shares outstanding (million)	1,599.5	1,590.9	1,293.8	1	23
of which common shares issued	1,607.2	1,596.1	1,320.8	1	21
of which treasury shares	(7.7)	(5.2)	(27.0)	48	(81)
Book value per share (CHF)	27.48	26.50	27.44	4	(3)
Tangible book value per share (CHF)	21.92	21.34	20.77	3	3
Market capitalization (CHF million)	40,308	43,526	29,402	(7)	48
Dividend per share	0.70	0.70	0.75	–	–
Number of employees (full-time equivalents)
Number of employees	45,800	46,000	47,400	0	(3)
See relevant tables for additional information on these metrics.

Since 1873, this historical building situated at Paradeplatz, in the heart of Zurich, houses the headquarters of Credit Suisse, formerly the Schweizerische Kreditanstalt (SKA).

For more information about the art on the cover, view the video at: www.credit-suisse.com/ar/video2014

Credit Suisse Annual Reporting Suite

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of our operating and financial results.

Corporate Responsibility Report
The Corporate Responsibility Report provides a detailed presentation on how the Group assumes its various responsibilities as a bank towards society and the environment. This publication is complemented by the Responsibility Chronicle, which adds a multimedia dimension to our reporting.

Company Profile
The Company Profile contains a summary of the strategic direction of Credit Suisse, an overview of its organization and a brief description of its key businesses.

Annual Report 2014
Credit Suisse Group AG & Credit Suisse AG

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries. Abbreviations and selected >>>terms are explained in the List of abbreviations and the Glossary in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. The English language version of this report is the controlling version. In various tables, use of “–” indicates not meaningful or not applicable.

Annual Report 2014
Message from the Chairman and the Chief Executive Officer
Information on the company
Credit Suisse at a glance
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Risk factors
Operating and financial review
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Critical accounting estimates
Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Corporate Governance and Compensation
Corporate Governance
Compensation
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
Report on the conditional increase of share capital
Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and distribution from general reserves
Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Urs Rohner (left), Chairman of the Board of Directors and Brady W. Dougan, Chief Executive Officer.

Message from the Chairman and the Chief Executive Officer
Dear shareholders, clients and colleagues
2014 was a challenging year for Credit Suisse but also a period of continued progress. We faced a more uncertain and volatile economic, political and market environment, along with continued regulatory reform. We have made significant progress in recent years to anticipate these developments and proactively transform Credit Suisse in response to this evolving operating environment. Notwithstanding the pace and magnitude of change, our businesses delivered a robust performance and we saw continued momentum with clients. It is clear that we must continue to adapt to best serve our clients and to further improve profitability and shareholder returns.
In the past year, we were able to resolve certain significant legacy issues. Looking back, the settlement with the US authorities regarding all outstanding cross-border matters in May marked an important turning point. It was critical for us as an organization to resolve this longstanding legacy litigation issue. We would like to reiterate that we deeply regret the past misconduct that led to this settlement.
In spite of this challenging backdrop, our clients’ continued trust and support as well as our employees’ dedication and professionalism helped us mitigate the impact of the settlement on our business and our results. We have since refocused our resources on serving our clients, driving our strategy forward and implementing the targeted growth initiatives that we have defined.
Economic and political trends that shaped the market
A leading US economic newspaper described 2014 as a “year of market surprises”, stating that most economic forecasts for the year were inaccurate. Although economists expected interest rates to increase in 2014, they remained at historically low levels throughout the year. This impacted revenue streams in the wealth management industry and further increased the pressure on gross margins, making it even more important for banks to improve the cost efficiency of their business models.
Markets were also impacted by the uncertainty resulting from various political crises around the world. The Ukraine crisis weighed heavily on European economies in particular, while conflicts in parts of the Middle East added to the climate of uncertainty. Additionally, the ongoing Greek debt negotiations fuelled fresh concerns about the possible destabilization of Europe’s monetary union. Meanwhile, the real estate downturn in China prompted fears of an economic slowdown. However, the Chinese economy performed relatively well compared to Brazil and Russia, which indicators suggest are heading toward recession. In contrast, the US had solid growth in 2014, coupled with the appreciation of the US dollar against all major currencies. Another development that most experts did not anticipate was the sharp decline in energy prices and other commodities in the fourth quarter. While this generally had a stimulating effect on the global economy, it negatively impacted the economies of commodity exporting nations and investments in those countries, as well as companies in the energy sector. It also resulted in higher market volatility toward the end of the year.
Throughout 2014 and the beginning of 2015, there were several central bank actions, many of which had significant implications for the banking sector. In October 2014, the US Federal Reserve ended its asset purchase program as a result of improving market conditions, while in January 2015, the European Central Bank announced its intention to increase market liquidity by launching purchases of private sector fixed income instruments and raising the size of long-term loans to the banking system. However, for Switzerland and Credit Suisse, the most significant central bank action was the Swiss National Bank’s decision on January 15, 2015 to discontinue the minimum exchange rate of CHF 1.20 per euro and introduce negative short-term interest rates. These actions dramatically altered the market environment for a number of Swiss companies, which typically incur the majority of their expenses in Swiss francs, while generating a large proportion of their revenues in other currencies.
In order to moderate the negative impact on Credit Suisse, we have announced a number of mitigating actions, including a combination of incremental cost reductions and previously announced revenue growth initiatives. We expect to more than offset the impact of the changed conditions by the end of 2017, while continuing to drive growth in Private Banking & Wealth Management.
The macroeconomic environment is likely to remain challenging throughout the rest of 2015. While the global economic recovery is expected to continue, aided by US momentum and a gradual recovery of the eurozone private sector, geopolitical risks are expected to persist. Above all, the unresolved conflict in the Ukraine, fragmentation risks in Europe and tensions within the Middle East will likely cause further political uncertainty. Similarly, actions by central banks are expected to remain a key theme throughout 2015.

Developments that impacted the banking industry
A number of important regulatory developments in 2014 helped provide greater clarity about the future regulatory framework. Nevertheless, we expect banking regulation to continue to evolve significantly going forward. We must therefore ensure that we continue to anticipate changes and have the necessary flexibility to align our organization accordingly. Although this is a challenging process, it also creates opportunities for innovation and forces us to continuously assess our value proposition.
While the risk-weighted view on capital dominated regulatory discussions over the last few years, there was a shift in focus in 2014 toward the unweighted view of capital in the form of more restrictive leverage requirements. We support leverage as an additional measure in bank regulation and announced, together with our fourth quarter results, that we intend to further reduce our leverage exposure and we revised our Group target. However, we believe that the risk-weighted view should continue to be the primary capital measure. We believe that if both sets of requirements are overly restrictive, it will curtail global economic growth, limit business opportunities and lead to an assimilation of business models that would, in turn, undermine systemic stability.
In November 2014, the Financial Stability Board proposed a new standard for total loss-absorbing capacity (TLAC), under which global systemically important banks (G-SIBs) would be required to hold TLAC-eligible instruments up to an equivalent of 20% of risk-weighted assets. The purpose of this new standard is to ensure that G-SIBs have sufficient loss-absorbing and recapitalization capacity available to implement an orderly resolution with continuity of critical functions and minimal impact on financial stability. In Switzerland, the group of experts for the further development of the financial market strategy, commonly known as the Brunetti Commission, presented its final report in December 2014, which also included similar recommendations to enhance the “Too Big to Fail” regime with mandatory TLAC requirements. We strongly support this approach, together with the need for international consistency, to prevent competitive disadvantages arising from stricter requirements in certain jurisdictions. Switzerland has already implemented what we believe is a very effective regulatory framework, under which high-trigger and low-trigger contingent convertible instruments are recognized as eligible capital. We have made significant progress toward meeting these requirements and were one of the first banks to issue such contingent convertible instruments in the market.
Based on the Brunetti Commission’s final report, the Swiss Federal Council adopted its evaluation report on Switzerland’s “Too Big to Fail” regime in mid-February 2015. We are pleased that the evaluation report acknowledges the effectiveness of the present “Too Big to Fail” regime and does not view a fundamental realignment as necessary. Subject to market conditions, we plan to issue senior unsecured debt in 2015, which should qualify for future capital treatment under the TLAC rules. With this, we are further developing the possibility to absorb losses at the Group holding company in order to facilitate a Single Point of Entry bail-in resolution strategy, as set out in FINMA’s bank resolution guidelines.
In 2014, we also made further progress in implementing the program to evolve our legal entity structure. We expect that these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. In Switzerland, we continue the process of establishing a subsidiary for our Swiss-booked business, which we anticipate will become operational in 2016, pending regulatory approval. During 2015, we plan to apply for a Swiss banking license and to incorporate and register the new legal entity. We expect that the new legal entity structure in Switzerland will not significantly impact either our current business offerings or our client servicing model.
Looking at the wealth management industry, one of the most important developments in 2014 was the endorsement by the G20 states of a global standard for automatic exchange of information as developed by the Organization for Economic Cooperation and Development. Switzerland, along with many other jurisdictions, is committed to this standard. A consistent implementation of the standard across all major financial centers will be critical to ensure a level playing field. At Credit Suisse, we support the Swiss government’s commitment to this tax transparency standard and its active participation in the development of international tax assistance. In Switzerland, efforts to build a tax-compliant and internationally accepted financial center included the implementation of the US Foreign Account Tax Compliance Act (FATCA) in July 2014. This law aims to achieve the broadest possible exchange of information and transparency regarding the offshore accounts of US taxpayers by essentially requiring all non-US financial institutions worldwide to regularly and automatically notify the US authorities about the identity and assets of their US clients. We believe that the FATCA agreement between Switzerland and the US will lead to an important facilitation of the tax-related processes and is of vital importance for the Swiss financial industry.
Another important subject for the banking industry in 2014 was a continued focus on litigation issues. Regulators and authorities imposed tougher penalties on banks, as evidenced by record-breaking fines in 2014. A Credit Suisse research report published in June indicated that litigation risk has become a primary factor influencing bank share price performance, illustrating that the financial industry as a whole is expected to continue to be impacted by litigation matters. For us, the resolution in 2014 of the US cross-border matter brought to a close our most significant outstanding litigation. Our settlement in March 2014 with the Federal Housing Finance Agency also constituted the resolution of our largest investor lawsuit in the mortgage space. As to the previously disclosed matters relating to LIBOR and the foreign exchange markets, to date we have not seen evidence to suggest that we are likely to have any material exposure in connection with these issues. We are, nevertheless, still in the process of resolving certain other litigation issues, predominantly mortgage-related matters dating back to before the financial crisis. In view of developments in the industry-wide litigation and investigations in the US relating to mortgages, Credit Suisse announced in February 2015 that it had increased its mortgage-related litigation provisions.
While it is not feasible to entirely rule out misconduct, we have a very strict compliance and control culture and a zero tolerance approach to unethical behavior. Recognizing the critical role of employees in helping to preserve financial integrity, we demand the highest standards of personal accountability and ethical conduct from each member of our global workforce. In 2014, we introduced a set of Business Conduct Behaviors to guide our employees in their daily activities and to help reduce the potential for operational or conduct losses resulting from breaches of ethical standards or the failure to identify, escalate and resolve problems at an early stage. In addition, all employees are fully committed to Credit Suisse’s Code of Conduct and take part in targeted mandatory training courses that include developments in the finance industry such as anti-corruption and risk management measures.
Strategy and growth opportunities
The ongoing changes in the financial services industry, as well as the evolving economic and regulatory environment, are forcing banks to constantly adapt their business models and to examine and analyze business investment and expansion opportunities going forward. In addition, recent analyst and media reports have questioned the sustainability of the universal banking model, which combines wealth management and investment banking services. Credit Suisse has had an integrated bank model in place since 2006, and our “One Bank” approach represents an integral part of our business model and strategy. We are convinced that the collaboration between our two divisions, Private Banking & Wealth Management and Investment Banking, is a key differentiator for us. It enables us to offer clients decades of experience in wealth management, combined with global capital markets access and expertise. In 2014, the landmark initial public offering of Alibaba, in which we served as a lead underwriter, as well as the acquisition of the Forbes Media Group by an ultra-high-net-worth investor, serve as recent and prominent examples of the success of our integrated approach and collaboration to the benefit of our clients. In 2014, we generated CHF 4.3 billion of collaboration revenues from the integrated bank.
During the year, we made further progress toward our goal of achieving a more balanced allocation of capital between Private Banking & Wealth Management and Investment Banking. We continued to drive our growth initiatives in Private Banking & Wealth Management in order to grow top-line revenue and mitigate margin pressure. Our lending program for ultra-high-net-worth individuals, for example, has grown across all regions, reaching a loan volume of CHF 39 billion as of the end of 2014, up 39% compared to the end of 2013. We have recently launched our advisory offering, Credit Suisse Invest, which is being rolled out into selected markets from the first half of 2015. The focus of the new offering is on flexibility and transparency. Clients select the investment solution best suited to their needs and receive a clearly defined range of services. In addition, they benefit from a very attractive pricing model, with substantially lower transaction and custody fees. Additionally, in light of the evolving digital landscape, we are making progress toward creating a state-of-the-art digital private banking platform for our clients, allowing them to gain more efficient access to our global capabilities and enabling them to network with other clients. We continue to leverage our strong position in the Swiss market and capitalize on our presence and expertise in the emerging markets, including the Middle East and Asia Pacific. In Investment Banking, we continued to implement our client-focused, capital-efficient strategy, with an emphasis on our market-leading franchises, such as equities, securitized products and global credit products. We expect that our clear commitment to the integrated and well-balanced banking model, combined with the continued wind-down of our non-strategic operations and the execution of our cost savings programs, will allow us to deliver a good performance to the benefit of our stakeholders.
Announcement regarding CEO change
Given the progress made and good momentum across our businesses, we decided that now is the appropriate time for CEO succession. On March 10, 2015, we announced that the Board of Directors has appointed Tidjane Thiam as the new CEO of Credit Suisse Group, effective at the end of June 2015. Tidjane Thiam, who currently serves as Group Chief Executive of Prudential plc, is one of the most distinguished personalities in the financial services industry with profound experience in asset management and wealth management. In the meantime, we and our leadership team are focused on a flawless transition.
Our performance in 2014
Our full-year 2014 results highlight the stability of our franchise. Despite the impact of the final settlement of all outstanding US cross-border matters in May 2014, we reported Core pre-tax income of CHF 3,232 million and a return on equity of 4% for the full year. Net income attributable to shareholders was CHF 1,875 million for 2014. As of the year end, our look-through CET1 ratio stood at 10.1%, exceeding our 10% year-end target. The successful execution of the capital actions that we announced in May 2014 helped us to offset the impact of the US cross-border settlement on our capital position.
Since the end of 2013, we have separately disclosed our strategic and non-strategic results, in addition to our reported results. Our strategic results encompass the businesses that we plan to focus on going forward, while our non-strategic results include operations that we intend to wind down or exit. We think it is helpful for our investors to know how our businesses perform when excluding the drag from the non-strategic results. Looking at our strategic results for the full year 2014, Core pre-tax income was CHF 6,790 million and net income attributable to shareholders was CHF 4,962 million. The return on equity for our strategic businesses for 2014 was 12%, compared to our through-the-cycle Group target of 15%.
In Private Banking & Wealth Management, we reported strategic pre-tax income of CHF 3,726 million, up 3% compared to 2013, due to a lower cost base as we continue to focus on delivering significant efficiency improvements. The cost/income ratio for our strategic results improved to 68% for 2014, compared to 70% in 2013. In terms of capital, risk weighted assets and leverage exposure in Private Banking & Wealth Management strategic results increased by CHF 13 billion and CHF 43 billion, respectively. The increases were driven by foreign exchange and methodology impacts as well as loan growth, which is consistent with our strategy to increase overall capital allocation to this division. For the full year 2014, we generated net new assets of CHF 27.5 billion in Wealth Management Clients, with a growth rate of 3.5%. We saw a significant contribution of net new assets from the ultra-high-net-worth individuals segment of CHF 20.9 billion, with a growth rate of 6%. In terms of regions, there was continued robust momentum in Asia Pacific, with net new asset growth of 15% for the full year, while Western European cross-border outflows were CHF 11.4 billion.
In Investment Banking, pre-tax income for our strategic businesses was CHF 3,744 million, including the impact of funding valuation adjustments (FVA), which we introduced in the fourth quarter, in line with the industry. Strategic net revenues were stable compared to 2013, highlighting the consistency of our diversified franchise and driving a return on regulatory capital of 17%. Operating expenses for the strategic businesses were stable, as an increase in deferred and variable compensation expenses offset our continued progress in infrastructure initiatives and other operating expenses.
During the year, we also continued to make progress in the wind-down of our non-strategic units in both divisions, reducing risk-weighted assets by 35% and leverage exposure by CHF 25 billion compared to the end of 2013.
Consistent with 2013, the Board of Directors will propose a cash distribution of CHF 0.70 per share for the financial year 2014 out of reserves from capital contributions to the Annual General Meeting. The Board of Directors will also propose an optional scrip alternative to our shareholders that would allow them to elect to receive the distribution in the form of new shares, subject to any legal restrictions applicable in their home jurisdiction. We remain committed to returning half of our earnings to shareholders, provided our look-through CET1 capital ratio continues to exceed 10% and we meet our leverage ratio targets.
During 2014, we made considerable progress in developing our businesses and in innovating new products and services for our clients, as well as better aligning our resources and reducing our operating expenses. Furthermore, thanks to the dedication and professionalism of our employees, we were able to mitigate the impact of the US cross-border settlement on our business, as well as resolve other litigation issues. We would like to express our sincere gratitude to our clients, our shareholders and our employees for all of their support during the year.
Best regards,
Urs Rohner                     Brady W. Dougan
Chairman of the              Chief Executive Officer
Board of Directors
March 2015
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with Credit Suisse’s current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.
BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented by FINMA that are effective for the first quarter of 2015, and the application of those requirements on our fourth quarter of 2014 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here. BIS leverage exposure target assumes foreign exchange rates of USD/CHF and EUR/CHF as of January 30, 2015.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and capital allocated based on the average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.
Refer to “Results overview” in II – Operating and financial review – Core Results further information on Core Results.

Thank you, Brady W. Dougan
As communicated in early March, Brady W. Dougan will step down from his role as CEO of Credit Suisse at the end of June 2015. After an exceptional career of 25 years with Credit Suisse, including eight years as its CEO, Brady W. Dougan, in close consultation with the Board of Directors, has decided to step down. Brady significantly and successfully shaped Credit Suisse. Despite a complex environment and considerable headwinds in the global financial services industry, he has kept our bank on track and mastered even the most difficult of challenges. The Board of Directors, the Executive Board and our employees are extremely grateful to Brady for his tremendous commitment and unparalleled contribution over the years!
Welcome, Tidjane Thiam
After an extensive and thorough evaluation process, which included internal and external candidates, the Board of Directors has appointed Tidjane Thiam as the new CEO of Credit Suisse. Tidjane has an impressive track record in the global financial services industry, with leading roles at Aviva and as Group Chief Executive of Prudential plc. His in-depth knowledge, vast experience and remarkable personality make Tidjane an ideal choice to achieve sustained future success for Credit Suisse. We welcome Tidjane to Credit Suisse and look forward to working with him!
Urs Rohner
Chairman of the Board of Directors
March 2015

[this page intentionally left blank]

Information on the company
Credit Suisse at a glance
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, ultra-high-net-worth and high-net-worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 45,800 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.
Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Strategy
An integrated global bank
We offer our clients in Switzerland and around the world a broad range of traditional and customized banking services and products. We believe that our ability to serve clients globally with solutions tailored to their needs gives us a strong advantage in today’s rapidly changing and highly competitive marketplace.
We operate as an integrated bank, combining our strengths and expertise in our two global divisions, Private Banking & Wealth Management and Investment Banking. Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture. Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa (EMEA); Americas; and Asia Pacific. With our local presence and global approach, we are well positioned to respond to changing client needs and our operating environment.
Progress on our strategy
In 2014, we continued to make significant progress in executing our client-focused, capital-efficient strategy in the context of an evolving regulatory environment. We are progressing towards achieving specific goals to reduce our cost base and strengthen our capital position, and we have operated under the >>>Basel III capital framework since January 2013. We have continued to optimize our business footprint by shifting resources to focus on growth in high-returning businesses while moving towards a more balanced capital allocation between our Investment Banking and Private Banking & Wealth Management divisions. As a result of this progress, we believe that today Credit Suisse is better positioned to perform in a challenging market environment and compete in our chosen businesses and markets around the world.
Private Banking & Wealth Management
Our Private Banking & Wealth Management division is comprised of our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In our Wealth Management Clients business, we continued to make progress towards our goal of becoming the leading private bank for >>>ultra-high-net-worth individual (UHNWI) and >>>high-net-worth individual (HNWI) clients globally while efficiently growing our affluent and retail business in our Swiss home market. We further optimized our market footprint by making focused investments in fast-growing emerging markets, capturing growth in select profitable onshore markets and exiting smaller markets. In our Corporate & Institutional Clients business, we maintained and selectively improved our leading position in Switzerland within our aspiration to position ourselves as the “Bank for Entrepreneurs” for our corporate and institutional clients. Internationally, we reinforced our growth strategy by strengthening our presence in the Asia Pacific region, while reducing non-core and capital-intensive business activities, in line with the Group’s objective to further improve capital ratios while investing in profitable growth and increasing efficiency. In our Asset Management business, we made significant progress in our strategy and refocused the business around a boutique model.
Investment Banking
In the Investment Banking division, we remain committed to offering our key clients a spectrum of equities, fixed income and investment banking advisory products and services. We have made further progress on our key priorities, including: allocating resources to our market-leading and capital-efficient businesses where we expect to generate strong returns on regulatory capital; increasing profitability and reducing capital usage in our repositioned macro business; optimizing delivery and product set across Investment Banking to drive growth in Private Banking & Wealth Management; offsetting higher regulatory costs with continued cost efficiencies; and winding down our non-strategic unit’s Basel III >>>risk-weighted assets and leverage exposure to reduce the negative impact on both pre-tax income and return on regulatory capital.
Non-strategic units
In the fourth quarter of 2013, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. The non-strategic units are retained within the divisions to benefit from senior management’s expertise and focus. The non-strategic units have separate management within each division and a clear governance structure through the establishment of a Non-Strategic Oversight Board.
In connection with these actions, we expect to reduce non-strategic Basel III risk-weighted assets from CHF 16 billion as of the end of 2014 to CHF 10 billion by the end of 2015, on a foreign exchange neutral basis. We also expect to reduce non-strategic Swiss leverage exposure from CHF 75 billion as of the end of 2014 to CHF 26 billion by the end of 2015, on a foreign exchange neutral basis.
> Refer to “Format of presentation and changes in reporting” in II – Operating and financial review – Credit Suisse – Information and developments for further information on non-strategic units in Private Banking & Wealth Management and Investment Banking.

Capital and leverage ratio
In 2014, we continued to strengthen our capital position in light of the evolving regulatory environment. We issued Basel III-compliant tier 1 capital notes. In addition, we have further optimized our balance sheet and leverage exposure, leading to an improved Swiss look-through leverage ratio of 3.9% as of year-end 2014 compared to the current 4.09% requirement for 2019. We continue to deploy capital in a disciplined manner based on our economic capital model, assessing our aggregated risk taking in relation to our clients’ needs and our financial resources. The look-through common equity tier 1 (CET1) ratio was 10.1% as of the end of 2014, exceeding the 10% year-end target.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on capital and leverage ratio trends.
Group cost efficiencies
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of more than CHF 4.5 billion by the end of 2015, of which about CHF 3.5 billion of adjusted annualized savings were delivered as of the end of 2014. This target is measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
Furthermore, in February 2015, we announced additional incremental cost savings of CHF 200 million expected by the end of 2017.
We continue to adjust and optimize our footprint across businesses and regions and adapt Shared Services to changing business priorities.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments for further information.
Group priorities
We expect our client-focused, capital-efficient strategy will enable us to benefit from a more constructive market environment while limiting our risk exposure in down markets. We have greater clarity on our future regulatory environment, and we are well advanced on implementation.
We target an after-tax return on equity of 15% across market cycles. To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance and capital to be achieved across market cycles.
>Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments for further information.
Building on the momentum we have established, we aim to further focus on our most profitable client businesses, gain market share, strengthen our geographic footprint and drive ongoing efficiency improvements. To achieve our goals, we continue to focus on the following six pillars of our strategy.
Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>>UHNWI, large and mid-sized companies, entrepreneurs, institutional clients, hedge funds and >>>affluent clients in Switzerland. By listening attentively to their needs and offering superior solutions, we empower our clients to make better financial decisions. Against the backdrop of significant changes within our industry, we strive to consistently enable our clients to realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. We have a strong capital position and high levels of client satisfaction and brand recognition, and our strong client momentum is well recognized.
Employees
We continue our efforts to attract, develop and retain top talent in order to deliver outstanding financial products and services to our clients. Our candidates go through a rigorous interview process, where we not only look for technical proficiency and intellect, but for people who can thrive in and contribute to our culture. We review our talent and identify the optimal development opportunities based on individual and organizational needs. We strongly promote cross-divisional and cross-regional development, as well as lateral recruiting and mobility. Valuing different perspectives, creating an inclusive environment and showing cross-cultural sensitivity are key to Credit Suisse’s workplace culture. We train our leaders, specialists and client advisors in a wide range of subjects. We take a prudent and constructive approach to compensation, designed to reflect the performance of individuals and the firm and closely align the interests of employees with those of shareholders.
Capital and risk management
We believe prudent risk taking aligned with our strategic priorities is fundamental to our business, and we maintain a conservative framework to manage liquidity and capital. We continue to strengthen our capital base and plan to issue additional contingent capital instruments while decreasing >>>risk-weighted assets and leverage exposure. Our goal is to reduce Group risk-weighted assets to a range of CHF 250–260 billion by the end of 2016, on a foreign exchange adjusted basis. The Group has revised its BIS leverage exposure target to CHF 930–950 billion by the end of 2015 from the previously reported Swiss leverage exposure target of approximately CHF 1,050 billion, on a foreign exchange adjusted basis. We are targeting a look-through Swiss leverage ratio of 4.5% by the end of 2015. We are targeting a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%.

Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. In line with the evolution of our strategy, implemented efficiency measures are generating significant cost savings while helping to build an efficiency culture. We have transferred additional services to our Centers of Excellence (CoE), which now account for more than 17% of our work force. We have established initiatives to further leverage the service capabilities and talent at our CoE.
Our cost/income targets are 65% in Private Banking & Wealth Management and 70% in Investment Banking across market cycles.
Collaboration
We are convinced that close collaboration between our divisions and regions is essential to delivering comprehensive solutions to the complex financial needs of our clients. We have established a dedicated governance structure in order to drive, measure and manage collaboration among our businesses. We target collaboration revenues of 18% to 20% of net revenues. In 2014, collaboration revenues represented 17% of net revenues. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed continued momentum in collaboration initiatives, including tailored solutions for entrepreneurs and >>>HNWI clients by Investment Banking and managed investment products developed by Private Banking & Wealth Management. As we also benefit from our programs for cross-divisional management development and lateral recruiting, collaboration revenues, including cross-selling and client referrals, have proven to be a resilient source of both revenues and assets under management.
Corporate responsibility
A responsible approach to business is a key factor in determining our long-term success. For Credit Suisse, corporate responsibility is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to assume these responsibilities and to comply with the ethical values and professional standards set out in our Code of Conduct in every aspect of our work, including our relationship with stakeholders. Our approach is based on a broad understanding of our duties as a financial services provider and employer and an integral part of the economy and society. This approach also reflects our commitment to protecting the environment. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report.
Code of Conduct
At Credit Suisse, we are convinced that our responsible approach to business is a decisive factor determining our long-term success. We therefore expect all our employees and members of the Board of Directors to observe the professional standards and ethical values set out in our Code of Conduct, including our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking.
> Refer to “www.credit-suisse.com/code” for our Code of Conduct.
Industry trends and competition
Financial services firms faced a mixed operating environment in 2014. From a cyclical perspective, low interest rates and low levels of volatility supported certain investment banking activities, particularly origination and mergers and acquisitions (M&A), and helped drive solid asset and profit growth in the asset management industry. At the same time, these factors were detrimental for certain other investment banking activities (e.g., equity sales and trading) and parts of the wealth management industry (e.g., net interest income).
From a structural perspective, financial institutions continued to face significant pressure to adapt to new regulatory requirements and evolving client needs. In particular, private banks faced increased regulation of investment advisory and cross-border banking services, while investment banks were subject to heightened regulatory emphasis on leverage exposure. Partly in response to these pressures, global banks continued to take significant steps to restructure businesses and decrease costs while also taking measures to increase capital, leverage and liquidity ratios. In Switzerland, developments in the cross-border wealth management business continued to be driven by a focus on finding a political basis for operating this business in the future and ongoing efforts to resolve legacy cross-border matters, particularly with European countries and the US.
> Refer to “Our businesses – Private Banking & Wealth Management” and “Our businesses – Investment Banking” for further information.

Our businesses
Private Banking & Wealth Management
Business profile
Within the Private Banking & Wealth Management division, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. The strategic businesses of Private Banking & Wealth Management comprise Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
Our Wealth Management Clients business is one of the largest in the international wealth management industry, serving over two million clients, including >>>UHNWI and >>>HNWI clients around the globe in addition to >>>affluent and retail clients in Switzerland. We offer our clients a distinct value proposition, combining global reach with a structured advisory process and access to a broad range of comprehensive products and services. Our global network includes 3,730 relationship managers in 41 countries with close to 300 offices and 21 >>>booking centers. As of the end of 2014, our Wealth Management Clients business had assets under management of CHF 874.5 billion.
Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, mainly in Switzerland, including large corporate clients, small and medium size enterprises (SME), institutional clients, financial institutions, shipping companies and commodity traders. Around 1,800 employees, including 530 relationship managers, serve our clients out of 52 locations. While the Swiss home market remains our main focus, we also continue to build out our capabilities in international growth markets with dedicated teams in Luxembourg, Singapore and Hong Kong. As of the end of 2014, our Corporate & Institutional Clients business reported CHF 376.2 billion of client assets and CHF 68.6 billion of net loans.
Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Our capabilities span across a diversified range of asset classes with a focus on alternative, traditional and multi-asset portfolios, in many areas with a broad offering for emerging markets-related investment opportunities. Our Asset Management business had CHF 388.5 billion of assets under management as of the end of 2014.
We made further progress in winding down positions in our non-strategic unit, which was established in 2013. This includes positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the final settlement of all outstanding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014. The non-strategic unit allows management to focus on ongoing businesses and growth initiatives and further accelerates the reduction of capital and costs currently tied up in non-strategic businesses.
Key data – Private Banking & Wealth Management
	in / end of
	2014	2013	2012
Key data
Net revenues (CHF million)	12,637	13,442	13,474
Income before taxes (CHF million)	2,088	3,240	3,775
Assets under management (CHF billion)	1,377.3	1,282.4	1,250.8
Number of employees	26,100	26,000	27,300
Industry trends and competition
We believe the wealth management industry continues to have positive growth prospects. Assets of UHNWI and HNWI globally are projected to grow approximately 8% annually from 2013 through 2018, which compares to a similar 8% annual growth rate experienced from 2008 through 2013. Wealth creation continues to be at higher growth rates in emerging markets compared to mature markets, especially in Asia Pacific, fueled by entrepreneurial activity and comparatively strong economic development. With around 70% of the world’s global wealth still located in the US, Western Europe and Japan, the mature markets continue to be of crucial importance for global wealth managers.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. Further, new and proposed laws and international treaties are leading to increased regulation of cross-border banking. We believe Credit Suisse is well advanced in adapting to this new environment as we have and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards.
We believe the market for corporate and institutional banking services continues to offer attractive business opportunities in Switzerland and internationally. We are a leading bank in providing banking services to corporate and institutional clients in Switzerland, utilizing Credit Suisse’s broad capabilities across its businesses, including the Investment Banking division.
The asset management industry continued to experience solid growth in asset levels and profits globally in 2014, partly due to the strong performance of financial markets worldwide. This was particularly the case in most developed markets, while some of the important emerging markets experienced a slowdown. Within the asset management industry, preferred investor allocations have shifted from traditional core asset management products to passive strategies, multi-asset class strategies and alternative investments. Within alternative investments, global assets have reached record highs with particularly strong growth in hedge funds, real assets, alternative strategies for retail investors and liquid registered products. Strong private equity fundraising continued in 2014, with the largest managers receiving the majority of new investor commitments. The regulatory environment continued to evolve in 2014 and is expected to continue to trend towards simpler, more regulated fund structures in conjunction with investors seeking better transparency and risk management.
For the wealth and asset management industry in general, most firms continue to face similar challenges in terms of reduced fee-based margins, a low interest environment, expense pressures and the need to upgrade information technology platforms while complying with new regulatory demands and adjusting the product offering in response to changes in client behaviors. Competition and cost pressure in the banking industry remain intense and the industry is affected by new capital and leverage requirements, forcing many competitors to continue to review their business strategies and operating models. Attracting and retaining the best talent continues to be a key factor for success. As a result of these structural industry trends, we expect industry consolidation and restructuring to continue.
We believe Switzerland is well positioned to continue as an attractive financial center in this changing marketplace, offering clients a politically stable and economically diversified investment environment combined with a long-standing heritage in wealth and asset management services. Within the Swiss marketplace, M&A activity began to accelerate in 2014, a trend that we expect to continue as certain Switzerland-based private banks may find it challenging to maintain sufficient profitability. In addition, we estimate that small and medium-sized banks experienced a decline in assets under management in 2013 and 2014, while larger banks had positive net inflows and grew their market share.
Strategy
Within the Private Banking & Wealth Management division, we operate along the lines of our strategic businesses (i) Wealth Management Clients, (ii) Corporate & Institutional Clients and (iii) Asset Management. As a leading integrated banking institution in Switzerland we serve our wealth management, corporate & institutional clients globally as well as our retail clients in Switzerland. With the integration of the formerly separate Asset Management business into our division we are able to implement a more efficient, cost-effective operating model that better serves our clients. In particular, our investment views have been further aligned and tailored locally, leading to a simpler product shelf and streamlined delivery. In addition, we have regionalized and focused our product offering to shorten our response time to product needs and improve time-to-market.
We expect to make additional progress by continuing our long-term strategy focused on:
– Advice at the core
– Targeted global growth
– Productivity management
– Regulatory compliance
– Integrated bank
– Best people
Advice at the core: We strive for our clients to benefit from our value-adding services in terms of advice and performance. Our advisory value proposition is a vital part of our wealth management strategy to provide our clients with specific advice around their asset allocation and asset-liability management needs. Our globally consistent advisory process, which is at the center of our wealth management advice, allows us to define an investment strategy in line with each individual client’s risk profile and to deliver tailor-made and comprehensive financial solutions to our clients. To ensure the highest standards in our product offerings, our selection of internal and third-party solutions is based on comprehensive due diligence with regard to the suitability of products and advice. As we look ahead, our priority is to ensure that we address the evolving needs of our clients. In the Swiss home and select offshore markets, we introduced in late 2014 Credit Suisse Invest, a new range of advisory services, through which we offer investment solutions based on client needs and their preference of frequency of interaction and type of advice. Credit Suisse Invest is based on a competitive and transparent pricing model, with fees for the advisory services varying depending on the solution selected. It also includes lower safe custody fees and a significant reduction in transaction commissions.
Targeted global growth: We saw a further expansion of our footprint in emerging markets in the last year with strong net new asset growth of 9%. To further capture the superior growth opportunities of these regions, we are planning to realign the expense base away from non-strategic and mature markets towards faster growing emerging markets. Our Swiss home market remains a key area of focus where we plan to leverage our strong market position and cross-segment collaboration to further increase scale. In mature markets outside Switzerland, we make selective investments to strengthen our profitable onshore franchises.
Productivity management: Key to achieving our productivity enhancements are the efficiency management programs that we announced and began implementing in November 2011 and further expanded with the creation of the combined division in November 2012. We are targeting CHF 950 million of direct expense savings as part of Credit Suisse’s firm-wide cost savings target of CHF 4.5 billion by the end of 2015. The savings are mainly expected to come from the wind-down of non-strategic operations, the rationalization and further offshoring of support functions, increasing automation and platform consolidation.
Regulatory compliance: We are dedicated to strict compliance with national and international regulations and we proactively develop and implement new business standards to address changes in the regulatory environment.
Integrated bank: The value proposition of our integrated bank remains a key strength in our client offerings. Close collaboration with the Investment Banking division enables us to offer additional customized and innovative solutions to our clients, especially to

UHNWI clients, our fastest growing client segment. We strive to further strengthen our market share by continuing to build out our specific UHNWI product offerings, including the expansion of secured lending.
Best people: Attracting, developing and retaining the industry’s top talent continues to be a vital cornerstone of our strategy. Therefore, we continued to hire experienced senior relationship managers, who accounted for 61% of our relationship manager hires in 2014. We also continued and added to our extensive training and certification programs through which we enhance our existing talent pool.
Wealth Management Clients
In 2014, we continued to make significant progress towards our goal of becoming the leading private bank for UHNWI and HNWI clients globally while efficiently growing our affluent and retail business in our Swiss home market.
In our home market in Switzerland, our clients range from the retail segment up to UHNWI. They benefit from a broad service offering and widespread local presence. Our nation-wide branch network with over 200 locations allows us to stay in close contact with our clients and to identify new business opportunities across client segments. To enhance efficiencies and improve productivity we implemented two focused business areas: First, a dedicated coverage team for UHNWI and External Asset Managers to meet the complex and demanding needs of these clients, which often resemble those of institutional clients. Second, an effective coverage organization for our clients in Switzerland, ensuring high client proximity and a seamless service offering for our clients ranging from the retail and affluent to the HNWI segment.
In emerging markets we continue to make focused investments to capture the attractive growth prospects in these regions. Our clients benefit from our broad global footprint and the services we provide in collaboration with Credit Suisse’s established global Investment Banking presence. To advance our business in these markets and facilitate client connectivity, we have a firm-wide emerging markets council, comprised of 25 country heads and senior business heads from both divisions across the firm. This collaborative partnership leverages our global platform, ensuring a constant strategic dialogue with clients to generate customized investment and business opportunities. The council regularly hosts client events and distributes thought leadership ideas reflecting individual views on markets and economies. The importance of emerging markets for our Wealth Management Clients business has continued to increase, with assets from emerging markets accounting for 39% of our assets under management as of year-end 2014 (compared to 35% at the end of 2011). We are further increasing depth in key markets like Brazil, China, Indonesia and the Middle East, and continue to enhance our Singapore and Hong Kong on- and offshore offerings. We expect to further accelerate our emerging markets expansion by extending our secured lending offerings and increasing the hiring of experienced relationship managers in these regions. Our achievements in emerging markets are being recognized with private banking and wealth management awards, including by the Professional Wealth Management Magazine/The Banker, for having the “Best Private Bank in Russia in 2014” as well as the “Best Private Bank in the Middle East in 2014”. In addition, Credit Suisse was awarded “Best Private Bank Taiwan (Foreign)”, “Best Family Office Offering” and “Best UHNW Offering” at the 6th Private Banker International Greater China Awards held in May 2014 in Hong Kong.
Against the backdrop of an evolving business and regulatory environment in mature markets in Western Europe, North America, Japan and Australia, we continue to transform our businesses to accelerate growth and enhance efficiency. In Western Europe, we completed the sale of our domestic private banking business booked in Germany and our local affluent and upper affluent business in Italy. We remain fully committed to serving German and Italian wealth management clients. In the case of Germany we will do so on a cross-border basis, leveraging our comprehensive international platforms, particularly in Switzerland and Luxembourg. In Italy, we continue to invest in the onshore platform that focuses on the upper HNWI and UHNWI client segments. We also plan to continue to grow select profitable onshore markets as evidenced by the launch of our advisory branch in Portugal and our acquisition of Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland. In the United States, we continue to grow and invest in our domestic private banking business, which continued to improve its financial performance in 2014, while increasing the cross-divisional collaboration with our investment banking franchise. Enhancements in our product offerings, such as residential mortgages and non-standard collateral lending, and investment in our platform, such as enhanced digital capabilities and a streamlined client onboarding process, demonstrate our commitment to serve select clients in the world’s largest wealth management market. The launch in 2014 of our onshore private wealth management business in Canada allows us to leverage our investment banking business in this mature market and further expands our North American footprint.
In all regions, the UHNWI client segment is an important growth driver for our business. By combining individual and comprehensive advice with dedicated investment ideas we continue to focus on this fast-growing client segment. Our offer is complemented by customized and innovative asset management and investment banking solutions based on our integrated bank approach. We continue to successfully execute our growth strategy, as UHNWI clients represented 48% of our assets under management at year-end 2014, compared to 37% at the end of 2011. We plan to continue to build out our specific product capabilities for UHNWI clients to further capture the segment’s growth potential, including the expansion of our secured lending offering.
To further reduce operational complexity and respond to increasing regulatory scrutiny, primarily in our cross-border business, we decided to fully exit from serving clients domiciled in over 80 small markets, primarily in Eastern EMEA. Similarly, we decided to discontinue servicing the affluent client segment in over 60 additional mainly small markets. These decisions were largely implemented throughout 2014 and had a minor impact on our assets under management while creating efficiency and productivity gains by ensuring that our attention and resources are focused on targeted markets and client segments.
Corporate & Institutional Clients
In 2014, we successfully leveraged our strong market position in Switzerland and intensified cross-segment collaboration and referrals and successfully maintained the productivity in our business, despite the pressure on net interest income reflecting the ongoing low interest rate environment.
We maintained and selectively improved our leading position in Switzerland within our aspiration to position ourselves as the “Bank for Entrepreneurs” for our corporate and institutional clients. We significantly increased commission and fee revenues across key businesses, supported by comprehensive sales excellence training to our employees. Internationally, we reinforced our growth strategy by strengthening our presence in the Asia Pacific region, while reducing non-core and capital-intensive business activities, in line with the Group’s objective to further improve capital ratios while investing in profitable growth and increasing efficiency.
Also in 2014, we received a number of prestigious awards including: “Best Trade Finance Bank in Switzerland”, “Best Foreign Exchange Provider in Switzerland” and “Best Sub-Custodian Bank in Switzerland” from Global Finance magazine, as well as “Best Bank Debt – East Award” from Marine Money and “Best Private Bank EMEA” from Corporate Jet Investor magazine, and the silver medal from “Best of Swiss Apps 2014”.
Asset Management
In 2014, we made significant progress in our strategy and refocused the business around a boutique model. We have redefined our value proposition around three core elements: (i) highly specialized investment boutiques, (ii) governance, monitoring and fiduciary capabilities for clients and (iii) leveraging our market-leading talent and intellectual capital. We continue to optimize our distribution efforts to expand our client reach through our own distribution teams, other Credit Suisse channels and third-party distribution channels. Within a combined Private Banking & Wealth Management division, we ensure close collaboration between the wealth and asset management businesses. Our clients benefit from the division-wide alignment and focusing of our investment ideas and our UHNWI clients, in particular, from the increased speed in the delivery of individually customized investment solutions as well as the access to one of the leading global alternative investment managers.
In alternative investments, we are focusing on providing investors with attractive investment alternatives to traditional equities and fixed income. With CHF 81.5 billion in assets under management at year-end 2014 across hedge fund, credit, commodity strategies and a broad asset spectrum in emerging markets, we are one of the leading diversified alternatives managers globally. Our goal is to further increase scale in our main businesses and to seize opportunities in specialized niche areas.
With CHF 306.9 billion assets under management at year-end 2014, our traditional investments business is a leader in the Swiss market, offering equity, fixed income, real estate, index and multi-asset class solutions products. Our strategic areas of focus include positioning our traditional investments business as a European investment manager, expanding our footprint in Asia and launching dedicated solutions and products for UHNWI clients. In May 2014, Credit Suisse was named “Best Fund Provider In Switzerland” by FERI EuroRating Services AG. Our real estate business is a market leader in Switzerland and the third-largest European property fund manager.
In April 2014, we entered into an agreement with the then head of Credit Suisse Hedging-Griffo Asset Management pursuant to which he became the controlling shareholder of a new firm, Verde Asset Management, and we became a minority shareholder. The new structure for this relationship follows a model adopted by our Asset Management business designed to strengthen its platform in Brazil. The transaction was completed in the fourth quarter of 2014.
Products and services
The Private Banking & Wealth Management division offers a variety of products and services. They can be broadly divided into those products and services provided by each of our businesses within the division, as described below.
Wealth Management Clients
In Wealth Management Clients, our service offering is based on our structured advisory process, client segment specific value propositions, comprehensive investment services and our multi-shore platform.
– Structured advisory process: We apply a structured approach based on a thorough understanding of our clients’ needs, personal situation, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis we define together with our clients an individual investment strategy. This strategy is implemented ensuring that portfolio quality standards are adhered to and that all investment instruments are compliant with suitability and appropriateness standards. Responsible for the implementation are either the portfolio managers, in the case of discretionary mandates, or our relationship managers working together with their advisory clients.
– Client segment specific value propositions: We offer a wide range of wealth management solutions tailored to specific client segments. UHNWI and HNWI clients contributed 48% and 41%, respectively, of assets under management in Wealth Management Clients at the end of 2014. For entrepreneurs, we offer solutions for a range of private and corporate wealth management needs, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s corporate finance advisors, access to a network of international investors and professional support in financial transactions. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions to our UHNWI clients.
– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the guidelines of the Investment Strategy & Research Group and the Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research teams, which provide a wide range of global research including macroeconomic, equity, bond and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our Asset Management business and Investment Banking, we offer innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.
– Multi-shore platform: With global operations comprising 20 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than is available to them locally. In 2014, CHF 26.4 billion of net new assets in Wealth Management Clients were booked outside of Switzerland, and we expect that international clients will continue to drive our growth in assets under management.
Corporate & Institutional Clients
In accordance with our ambition to position ourselves as the “Bank for Entrepreneurs”, we provide corporate and institutional clients with a comprehensive range of financial solutions. To meet our clients’ evolving needs, we deliver our offering through an integrated franchise and growing international presence. Based on this model, we are able to assist our clients in virtually every stage of their business life cycle to cover their banking needs in Switzerland and abroad. For corporate clients, we provide a broad spectrum of core banking products such as traditional and structured lending, payment services, foreign exchange, capital goods leasing and investment solutions. In addition, we work closely with the Investment Banking division to supply customized services in the areas of mergers and acquisitions, syndications and structured finance. For corporations with specific needs for global finance and transaction banking, we provide services in commodity trade finance, export finance as well as trade finance and factoring. For our institutional clients, including pension funds, public sector and UHNWI clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offering also includes ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.
Asset Management
In Asset Management, we offer institutional and individual clients a range of products, including alternative and core traditional products. We reach our clients through our own distribution teams in Private Banking & Wealth Management, the Investment Banking division and through third-party distribution channels.
Our alternative investment offerings include hedge fund strategies, alternative beta, commodities and credit investments. We offer access to various asset classes and markets through strategic alliances and key joint ventures with external managers and have a strong footprint in emerging markets.
Our core investment products include multi-asset class solutions, which provide clients with innovative strategies and comprehensive management across asset classes to optimize client portfolios with services that range from funds to fully customized solutions. Other core investment strategies include a suite of fixed income, equity and real estate funds, and our indexed solutions business which provides institutions and individual clients access to a wide variety of asset classes in a cost-effective manner. Stressing investment principles such as risk management and asset allocation, we take an active and disciplined approach to investing.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, focusing on businesses that are client-driven, >>>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services as well as comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.
Key data – Investment Banking
	in / end of
	2014	2013	2012
Key data
Net revenues (CHF million)	12,515	12,565	12,558
Income before taxes (CHF million)	1,830	1,719	2,002
Number of employees	19,400	19,700	19,800
Industry trends and competition
Operating conditions were generally favorable in 2014, despite a challenging start to the year for some of our businesses. In fixed income sales and trading, we experienced continued momentum in securitized products given investor demand for yield products amid a low interest rate environment. Emerging markets client activity rebounded following difficult trading conditions early in the year due to the US Federal Reserve’s actions to end its bond-buying program. Our macro businesses were negatively impacted by structural and regulatory industry changes, specifically the migration of markets towards cleared and electronic trading, though client activity improved from low levels in the second half of the year. Equities sales and trading results were subdued in light of a low volume, low volatility environment and as 2013 benefited from quantitative easing in Japan and strong Brazil performance. Equity underwriting activity was robust, reflecting low levels of volatility, though debt underwriting activity declined, reflecting weak high yield market issuance, due to increased fourth quarter volatility. M&A activity also increased reflecting higher completed M&A volumes and increased chief executive officer (CEO) confidence in the Americas. In addition, from a regulatory perspective, financial institutions across the globe continued to face significant pressure to adapt to the changing market requirements. To this end, we are focused on building a capital efficient Investment Banking business. We have significantly evolved our business model and were one of the first global banks to be >>>Basel III compliant, beginning in January 2013. With heightened regulatory emphasis on leverage exposure, we are focused on optimizing our balance sheet in an effort to achieve the Group’s targets. As a result, we expect increased capital and liquidity requirements and >>>derivatives regulation to result in reduced risk-taking and enhanced transparency.
Strategy
We continue to proactively pursue a client-focused, cost- and capital-efficient business model. Specifically, our key priorities include: allocating resources to our market-leading and capital-efficient businesses where we expect to generate strong returns on regulatory capital; increasing profitability and reducing capital usage in our repositioned macro business; optimizing delivery and product set across Investment Banking to drive growth in Private Banking & Wealth Management; offsetting higher regulatory costs with continued cost efficiencies; and winding down our non-strategic unit’s Basel III risk-weighted assets and leverage exposure to reduce the negative impact on both pre-tax income and return on regulatory capital.
Over the past two years, we have made considerable progress in improving capital efficiency. We reduced Basel III risk-weighted assets usage for Investment Banking by USD 13 billion or 7% from USD 175 billion in 2013 to USD 161 billion in 2014. Additionally, we reduced Swiss leverage exposure by USD 42 billion from USD 836 billion in 2013 to USD 794 billion in 2014. We expect to further optimize leverage exposure through the continued wind-down of our non-strategic unit, structural optimization of our balance sheet and selected business reductions in our strategic businesses.
As part of the continuing efforts to advance our business model, we created a non-strategic unit within Investment Banking in 2013, with the goal of reducing costs, capital and leverage exposure in the non-strategic portfolio and redeploying resources to growth initiatives in high returning businesses. Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, commodities trading business, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions. In 2014, we made significant progress in winding down our non-strategic Basel III risk-weighted assets and leverage exposure. Specifically, we reduced Basel III risk-weighted assets by USD 11 billion or 51% and leverage exposure by USD 23 billion or 27% from year-end 2013. In connection with these actions, we are targeting non-strategic Basel III risk-weighted asset reductions of USD 4 billion from year-end 2014 to USD 6 billion by the end of 2015 and non-strategic Swiss leverage exposure reductions of USD 40 billion from year-end 2014 to USD 24 billion by the end of 2015.
Over the past few years, our macro businesses have been impacted by a combination of adverse market conditions and changes in the structural and regulatory landscape. In 2014, we exited and transferred our commodities trading business into our non-strategic unit to further maximize franchise profitability. With regard to our ongoing businesses, we re-focused our foreign exchange business towards electronic trading, while selectively maintaining voice offerings for key clients and trades. We also further simplified the rates product offering, focusing primarily on satisfying client liquidity needs in cash products and derivatives.
Another component of our evolved strategy is our focus on cost initiatives, which have been ongoing since the second quarter of 2011. We remain focused on improving operating efficiency and are targeting the delivery of CHF 1.85 billion of direct cost savings by end 2015 compared to the annualized six-month 2011 run rate. These savings are measured at constant foreign exchange rates and adjusted to exclude significant non-operating expenses and variable compensation expenses. Through these initiatives, we are creating significant flexibility in our Investment Banking cost structure, which allows us to adapt to the challenging market environment while taking advantage of favorable market opportunities when they arise.
Looking ahead, we believe our client-focused and cost- and capital-efficient strategy will allow us to deliver strong returns. We continue to refocus resources on opportunities in high-returning businesses such as securitized products, global credit products, cash equities, prime services, and emerging markets, and to reduce the negative impact on both pre-tax income and return on regulatory capital from the non-strategic unit.
> Refer to “Regulation and supervision” for further information on regulatory developments.
Significant transactions
We executed a number of noteworthy transactions in 2014, reflecting the breadth and diversity of our Investment Banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients including Zimmer Holdings (medical devices), Sharjah Electricity and Water Authority (energy), AT&T (telecom), Verizon Communications (telecom) and Credit Agricole (financial services).
– Equity capital markets: We executed the initial public offering (IPO) for Alibaba (online retailer), IPO of Parsley Energy (oil and natural gas company), IPO of Jumei International Holdings (consumer), follow-on offering for Piraeus Bank Group (financial and banking services), follow-on offering for Diamondback Energy (oil and natural gas company), follow-on offering for Enel SPA (electricity and natural gas) and follow-on offering for Fibra Uno de Mexico (operates as a real estate investment trust).
– Mergers and acquisitions: We advised on a number of key transactions throughout the year, including Beam’s acquisition of Suntory Holdings Limited (alcoholic beverages), Lenovo Group’s acquisition of the mobile handset division of Google (technology), sale of Paladin Labs to Endo Health Solutions (health care), Analog Devices’ acquisition of Hittite Microwave Corp (defense), Merck’s acquisition of Idenix Pharmaceuticals (pharmaceuticals) and GlencoreXstrata’s sale of its entire interest in the Las Bambas copper mine project (mining).
Market share momentum
– We remained the top-ranked European prime broker for the fifth consecutive year according to EuroHedge Magazine.
– We maintained our position as the second-ranked prime broker in Asia for the second consecutive year, according to the 2014 AsiaHedge Survey.
– We maintained our top-three ranking in Americas prime brokerage for the second consecutive year, according to The Absolute Return 2014 Prime Brokerage Survey.
Products and services
Our comprehensive portfolio of products and services is aimed at the needs of the most sophisticated clients, and we increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate, and technology. The product groups include M&A and financing products. The country groups include Europe, Latin America, North America, Japan, Non-Japan Asia, and Emerging Europe. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities, derivatives and cash equities markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, with a focus on client-based and flow-based businesses, in line with growing client demand for less complex and more liquid products and structures.
Investment banking
The investment banking industry, product and country groups provide the following services.
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
Global securities
Global securities provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the areas outlined below.

Fixed income
– Credit products offers a full range of fixed income products and instruments to clients across investment grade and high yield credits, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured solutions that address specific client needs. We are a leading dealer in flow trading of single-name >>>credit default swap (CDS) on individual credits, credit-linked notes and index swaps. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and >>>commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.
– Securitized products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily >>>residential mortgage-backed securities (RMBS) and asset-backed securities (ABS). Both RMBS and ABS are based on underlying pools of assets, and include both government- and agency-backed, as well as private label loans.
– Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.
– Global macro products includes our restructured rates and foreign exchange businesses. Our rates business is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions including the US, Europe and Japan. This business covers a spectrum of government bonds, interest rate swaps and options, and provides liability and liquidity management solutions. Foreign exchange provides market making in products such as spot and options for currencies in developed markets. The foreign exchange product suite also includes proprietary market leading technology to provide clients with electronic trading solutions.
Equity
– Cash equities provides a comprehensive suite of offerings; such as (i) research, analytics and other content-driven products and services, to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions; (ii) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective execution; (iii) trading, which executes client orders and makes markets in listed and >>>over-the-counter (OTC) cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management; and (iv) Credit Suisse’s >>>advanced execution services (AES), a sophisticated suite of algorithmic trading strategies, tools and analytics to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. AES is a recognized leader in its field and provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations.
– Convertibles involves both secondary trading and market making and the trading of credit default and asset swaps and distributing market information and research. The global convertibles business is a leading originator of new issues throughout the world.
– Prime services offers hedge funds and institutional clients execution, financing, clearing and reporting capabilities across various asset classes through prime brokerage, synthetic financing and listed and OTC derivatives. In addition, prime services is a leading provider of advisory services across capital services and consulting for both start-ups and existing clients.
Systematic market-making group
The systematic market-making group operates a range of liquidity-providing and market-making strategies in liquid markets.
Other
Other products and activities include lending, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
Research and HOLT
Our equity and fixed income businesses are enhanced by the research and HOLT functions. HOLT offers a framework for objectively assessing the performance of 20,000 companies in over 60 countries, with interactive tools and consulting services that clients use to make informed investment decisions.
Equity and fixed income research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provide macroeconomic insights into this constantly changing environment.

Organizational and regional structure
Organizational structure
We operate in two global divisions and reporting segments – Private Banking & Wealth Management and Investment Banking. Consistent with our client-focused, capital-efficient business strategy, we coordinate activities in four market regions: Switzerland, EMEA, Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent control procedures in the following areas:
– The Chief Financial Officer (CFO) area covers many diverse functions, including Corporate Development, Information Technology, Corporate Real Estate & Services, Group Insurance, Efficiency Management, New Business, Global Operations, Product Control, Tax and Treasury and Group Finance, including Financial Accounting and Investor Relations.
– The Legal and Compliance area provides legal and compliance support to help protect the reputation of Credit Suisse. It does so by giving legal and regulatory advice and providing employees with the tools and expertise to comply with applicable internal policies and external laws, rules and regulations.
– The Chief Risk Officer (CRO) area comprises market, credit, operational and fiduciary risk management, enterprise risk management and risk & finance data analytics and reporting, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.
– The Talent, Branding and Centers of Excellence area comprises human resources, corporate branding and advertising and our CoE. Human Resources strives to attract, retain and develop staff, while also creating a stimulating working environment for all employees. Branding works closely with the businesses to manage our brand as a common touchstone, a differentiator in a competitive market and a motivator of behavior and our promise to clients. Our CoE support our global operations in process optimization by providing services and best practices away from the on-shore locations and are an essential component in the implementation of our strategy.
Other functions providing corporate services include Corporate Communications, One Bank Collaboration and Public Policy. Corporate Communications provides support in media relations, crisis management, executive and employee communications. One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Public Policy promotes and protects the interests of Credit Suisse and its reputation.
The divisional CEOs report directly to the Group CEO, and, together with the CFO, CRO, General Counsel and Chief Marketing and Talent Officer, they formed the Executive Board of Credit Suisse in 2014.
Our Internal Audit function reports directly to the Audit Committee of the Board of Directors.
Our structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within our four regions. The regions perform a number of essential functions to coordinate and support the global operations of the two divisions. On a strategic level, regions are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.
Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We have 17,100 employees in Switzerland. Reflecting our ambition to position Credit Suisse as the “Bank for Entrepreneurs”, we help to consolidate the success of the Swiss economy and to promote entrepreneurship. The Private Banking & Wealth Management division comprises our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients, we offer our clients a distinct value proposition by combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services tailored to different client groups, from private clients to >>>UHNWI. We serve clients in 204 branches. Additionally, we are dedicated experts for our external asset manager business. In Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, foreign exchange, investment solutions, ship and aviation finance, global custody and asset and liability management. Clients taking advantage of these solutions include SME, global corporations and commodity traders, banks and Swiss pension funds. Asset Management offers an array of highly specialized investment boutiques, for example, traditional investments, alternatives and discretionary mandates. The Investment Banking division offers a full range of financial services to its Swiss client base, holding market-leading positions in the Swiss debt and capital markets as well as in M&A advisory.

EMEA
We are active in 28 countries across the EMEA region with 9,900 employees working in 51 offices. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses both developed markets, such as France, Germany, Italy, Spain and the UK, and emerging markets, including the Middle East, Poland, Russia, South Africa and Turkey. We implemented our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. Both divisions are strongly represented in the EMEA region, with the Investment Banking division providing a spectrum of financial advisory services with strong market shares across many key products and markets. The Private Banking & Wealth Management division continues to further develop its integrated UHNWI offerings and to focus on the distribution of a variety of investment products, including alternative investments and core investments such as equities, fixed income, real estate, multi-asset class solutions and index solutions.
Americas
We have operations in the US, Canada, the Caribbean and Latin America with 10,900 employees working in 42 offices spanning 14 countries. In the US, our emphasis is on our core client-focused and market-leading businesses in Investment Banking, and on building on market share gains we have achieved in a capital-efficient manner. In Private Banking & Wealth Management, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil, Canada and Mexico. In Latin America, particularly in our key markets of Brazil and Mexico, we continue to focus on providing clients with a full range of cross-divisional services.
Asia Pacific
We are present in 12 Asia Pacific countries with 7,900 employees working in 25 offices, giving us one of the broadest footprints among international banks in the region. Singapore and Hong Kong are key hubs for our Private Banking & Wealth Management business, while Australia and Japan are home to our expanding domestic private banking franchises. We serve UHNWI and >>>HNWI, combining global reach with a structured advisory process, offering distinct client segment specific value propositions, as well as access to a broad range of comprehensive and sophisticated products and services. We also deliver innovative and integrated solutions in close collaboration with our Investment Banking division. Our market-leading Investment Banking business operates principally in Hong Kong and Singapore. The strong equity and research platform helps underpin a robust capital markets and Investment Banking franchise. The Investment Banking division is recognized as a leader in the industry, contributing thought leadership through research, conferences and industry commentary.

Regulation and supervision
Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries.
Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. There is coordination among many of our regulators, in particular among our primary regulators in Switzerland, the US, the EU and the UK as well as in the Asia Pacific region.
The supervisory and regulatory regimes of the countries in which we operate determine to some degree our ability to expand into new markets, the services and products that we are able to offer in those markets and how we structure specific operations. We are in compliance with our regulatory requirements in all material respects and in compliance with regulatory capital requirements.
Governments and regulatory authorities around the world have responded to the challenging market conditions beginning in 2007 by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by regulators, including our primary regulators, which could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to continue to be high, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.
> Refer to “Risk factors” for further information on risks that may arise relating to regulation.
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2014 and early 2015 are discussed below.
Switzerland
As of January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in through year-end 2018.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Supervision
On April 30, 2014, the Swiss Federal Council enacted an encompassing revision of the Swiss Federal Ordinance on Banks and Savings Banks (Banking Ordinance). The revision includes the implementation of the new Swiss accounting legislation of the Swiss Code of Obligations, in force since January 1, 2013, for Swiss banks as well as of the regulations in the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), in force since January 1, 2015, regarding dormant assets. The revision entered into force on January 1, 2015, but certain regulations, such as the individual valuation of participations, are subject to transitional provisions until full implementation on January 1, 2020. In December 2014, the Swiss Bankers Association issued new guidelines on the treatment of assets without contact and dormant assets held at Swiss banks. The guidelines entered into effect on January 1, 2015 and have been accepted by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) as a minimum standard. The guidelines implement the related provisions in the revised Banking Ordinance and Bank Law in force since January 1, 2015, allowing information on dormant accounts to be published and allowing the transfer of the dormant assets to another bank, in each case without the client’s consent.
On June 3, 2014, FINMA published Circular 2015/1 “Accounting – Banks” which, in conjunction with the revised Banking Ordinance, contains the new accounting guidelines and reporting duties for Swiss financial groups and conglomerates, banks and securities dealers, including us. Circular 2015/1 entered into effect on January 1, 2015.
On June 27, 2014, the Swiss Federal Council published the draft Federal Financial Services Act (FFSA) and draft Financial Institutions Act (FinIA) for consultation. The FFSA governs the prerequisites for offering financial instruments and providing financial services, including the resolution of related disputes and the provision of financial services to Swiss clients on a cross-border basis. The draft FinIA provides for a differentiated supervisory regime for financial institutions and a special due diligence obligation to prevent the acceptance of untaxed assets. The consultation period ended on October 17, 2014. It is expected that dispatches on the FFSA and the FinIA are adopted by the Swiss Federal Council and draft legislation submitted to the Swiss Parliament during the second half of 2015.
On December 12, 2014, the Swiss Parliament revised the Bank Law, the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA) and the Collective Investment Schemes Act to improve the protection of non-public information against violations of professional secrecy obligations. Pursuant to the revisions, receivers of the disclosed information are now penalized if they further disclose or utilize such information. The revisions also increased the maximum prison penalty to five years when there is a pecuniary advantage involved. The revisions are subject to a referendum until April 2, 2015.

On December 12, 2014, the Swiss Parliament adopted the Federal Act on Implementing the Revised Recommendations of 2012 of the Financial Action Task Force. The act revises a number of Swiss federal acts, including the Swiss Federal Act on Combating Money Laundering and Terrorist Financing in the Financial Sector and the Swiss Code of Obligations. Among others, the act intends to improve transparency with respect to legal entities and bearer shares, provide for more stringent obligations for financial intermediaries in connection with the identification of legal entities’ beneficial owners, expand the term “politically exposed person” and introduce new predicate offenses for money laundering. This revision is subject to a referendum until April 2, 2015.
Derivative regulation
On September 3, 2014, the Swiss Federal Council adopted the dispatch on the Financial Market Infrastructure Act (FMIA) and submitted it to the Swiss Parliament. The core purpose of the FMIA is to adjust Swiss regulation of financial market infrastructure and >>>derivatives trading to market developments and international requirements, in particular the EU regulation on >>>OTC Derivatives, Central Counterparties and Trade Repositories (also known as the European Market Infrastructure Regulation, or EMIR).
On November 12, 2014, the International Swaps and Derivatives Association, Inc. (ISDA) published the ISDA 2014 Resolution Stay Protocol (Protocol), which the Chairman of the Financial Stability Board recognized as a crucial element of regulators’ global efforts to end “Too Big to Fail.” The Protocol provides a contractual approach to cross-border recognition of resolution regimes to supplement and extend the powers available to resolution authorities under national statutory resolution regimes, including the Swiss regime administered by FINMA. Credit Suisse, together with 17 other banking groups identified as global systemically important banks by the Financial Stability Board, voluntarily adhered to the Protocol, which amends the terms of ISDA Master Agreements and related credit-support arrangements between the adhering parties to make such agreements subject to certain designated “Special Resolution Regimes”, regardless of the governing law of the agreement. As a result, were one of the parties to the Protocol to enter resolution under a regime covered by the Protocol, the swaps and derivatives documented under ISDA Master Agreements between the party in resolution and the other parties to the Protocol would be subject to the provisions of the resolution regime for the party being resolved, including the provisions that stay or override termination rights. The Protocol also introduces similar stays and overrides in the event that an affiliate of an adhering party becomes subject to proceedings under certain ordinary US insolvency regimes, under which no such stays or overrides currently exist. However, such stays and overrides applicable under ordinary US insolvency regimes will not be effective under this portion of the Protocol until US regulators enact regulations requiring banks and their counterparties generally to trade on terms similar to those provided under the Protocol. As a result of the Protocol, it is anticipated that, upon the resolution of a party to the Protocol, under certain circumstances, derivatives counterparties that have adhered to the Protocol will be prevented from immediately terminating outstanding derivatives contracts, giving regulators time to resolve a troubled institution in an orderly manner. The Protocol was developed by a working group of ISDA member institutions, including Credit Suisse, other dealer banks and buyside representatives, in coordination with the Financial Stability Board. Regulations resulting in adherence to the Protocol by other of Credit Suisse’s counterparties, including other dealer banks that have not yet adhered to the Protocol and end user and buyside counterparties, are expected in 2015, with effectiveness in 2016 or 2017.
Cross-border cooperation
On January 1, 2014, two implementation agreements, which supplement the agreement between Switzerland and Germany to increase cross-border cooperation, entered into effect. The implementation agreements were finalized by FINMA and Germany’s Federal Financial Supervisory Authority and define the scope of cooperation. The cross-border cooperation agreement aims to facilitate the ability of financial institutions in both countries to provide banking services and mutual funds to customers in the other country. The agreement is expected to remain effective under the revised Markets in Financial Instruments Directive (MiFID II), subject to the assessment of the Swiss and German authorities on the compatibility of the agreement with MiFID II.
Executive compensation
On March 3, 2013, Swiss citizens approved the so-called “Minder Initiative” intended to strengthen shareholder rights. The initiative requires legislation to be passed to impose board and executive compensation-related requirements on Swiss public companies, including requiring a binding (rather than advisory) shareholder vote on total board and total executive management compensation and prohibiting severance payments, salary prepayments and payments related to the acquisition or disposal of companies. The initiative also provides that the board members, the board chairperson and the compensation committee members be directly elected by shareholders annually, which happened for the first time at Credit Suisse’s annual general meeting in 2014. Further, the initiative calls for criminal sanctions in case of noncompliance. The Swiss Federal Council issued the transitional ordinance on November 20, 2013, which entered into force on January 1, 2014. The Ordinance against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) implements the initiative until the final legal implementation is approved by the parliament and enters into force.
On November 28, 2014, the Swiss Federal Council published a white paper and a consultation draft for the reform of Swiss corporation law. The proposal covers a variety of different matters, such as capital structure and shares, capital increases and reductions, rights of shareholders at and before shareholders’ meetings and shareholder lawsuits, and also implements compensation matters currently regulated in the Compensation Ordinance. The consultation period ended on March 15, 2015.

Reimbursement of commissions
The Swiss Federal Supreme Court issued a decision in the fourth quarter of 2012 in a case brought by a client of another bank seeking reimbursement of commissions paid to the client’s bank by providers of investment products. The court ruled that such payments (“retrocessions”) received in the context of a discretionary asset management mandate from issuers of investment products are owed to the client (including payments from intra-group companies) unless a client waiver is in place. Based on our current evaluation, we expect no material exposure from this decision. In line with industry trends, we have introduced several inducement-free offerings.
Tax
On February 1, 2013, the Swiss Tax Administrative Assistance Act entered into force. The act governs administrative assistance in double taxation and other international agreements that Switzerland has entered into which provide for the exchange of information relating to tax matters consistent with Article 26 of the Organization for Economic Cooperation and Development (OECD) Model Tax Convention. Under the act, administrative assistance is no longer prohibited for group requests based on a behavioral pattern, but so-called “fishing expeditions” are expressly prohibited. In August 2013, the Swiss Federal Council announced that it would seek to amend the act to comply with international standards. In March 2014, the Swiss Parliament approved amendments relating to the deferred notification of parties concerned, which will allow in certain cases that the affected taxpayer be informed after the information has been communicated to the authorities of the requesting country, and the establishment of a special procedure for informing parties affected by a group request. Such amendments entered into force on August 1, 2014.
On December 18, 2013, the Swiss Federal Council adopted the mandate for negotiations regarding a revision of the taxation of savings agreement between the EU and Switzerland. The envisaged revision should bring the agreement in line with the planned revision of the EU Savings Directive and close current perceived gaps. Switzerland and the EU have officially started negotiations on January 17, 2014. In October 2014, the European Union Economic and Financial Affairs Council (ECOFIN) published a revised Directive on Administrative Cooperation in the field of taxation between EU member states, intending to extend the scope for mandatory automatic exchange of information between tax administrations. In December 2014, the ECOFIN agreed on the extended scope and this decision implements the OECD automatic exchange of information standard within the EU. The EU is trying to reach an agreement with third countries such as Switzerland regarding amendments to saving taxation agreements implementing the EU Savings Directive.
On May 6, 2014, Switzerland, along with other 46 countries and the EU, endorsed the Declaration on Automatic Exchange of Information in Tax Matters at the Ministerial Council Meeting of the OECD. The Declaration commits countries to implement a new single global standard on automatic exchange of information. The standard, which was developed at the OECD and endorsed by G20 finance ministers in February 2014, obliges countries and jurisdictions to obtain all financial information from their financial institutions and exchange that information automatically with other jurisdictions on an annual basis.
On June 2, 2014, the agreement on cooperation to simplify the implementation of the Foreign Account Tax Compliance Act (FATCA) between Switzerland and the US entered into force. The corresponding implementing act entered into force on June 30, 2014. FATCA implementation in Switzerland is based on Model 2, which means that Swiss financial institutions disclose account details directly to the US tax authority with the consent of the US clients concerned, and that the US has to request data on recalcitrant clients through normal administrative assistance channels. The agreement is expected to reduce the administrative burden for Swiss financial institutions associated with the implementation of FATCA. FATCA requirements entered into force on July 1, 2014.
On September 22, 2014, the Swiss Federal Council launched a consultation on its draft Corporate Tax Reform III, consisting largely of three elements: (i) the introduction of new measures to tax mobile income in line with international standards, (ii) a proposed general reduction of cantonal income tax rates, which would also require approval at the cantonal level, and (iii) specific adjustments to enhance the corporate income tax system. The consultation period ended on January 31, 2015.
On October 8, 2014, as a consequence of Switzerland’s endorsement of the Declaration on Automatic Exchange of Information in Tax Matters at the Ministerial Council Meeting of the OECD, the Swiss Federal Council approved negotiation mandates to introduce the new global standard with partner states, including switching to Model 1 under FATCA, which would provide for the automatic exchange of information with the US tax authority. The results of the negotiations and the proposed legislation would then need to be submitted to the Swiss Parliament.
On November 19, 2014, the Swiss Federal Council approved a declaration on Switzerland joining the multilateral agreement on the automatic exchange of information in tax matters (Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information). This international agreement, which was developed within the OECD framework, forms a basis for the future introduction of the cross-border automatic exchange of information. The Swiss Parliament is expected to separately decide the countries with which Switzerland should introduce this exchange of information. Subject to the approvals by the Swiss Parliament and, if necessary, the Swiss voters, the Federal Council intends to begin the data collection in 2017 and to start the exchange of information in 2018.
On December 17, 2014, the Swiss Federal Council published draft legislation for consultation refining the Swiss federal withholding tax system, in particular to facilitate the raising of capital within Switzerland. The proposal includes the partial introduction of a paying agent-based regime instead of the existing debtor-based regime for withholding tax. Under the current system, withholding tax is imposed and collected irrespective of the beneficiary of the taxable payment. Under the new system, withholding tax generally would be imposed only on payments beneficially owned by Swiss tax residents. As a consequence, the paying agent would have to decide whether withholding tax is to be collected on a case by case basis. Certain exceptions from the paying agent-based regime are proposed, in particular with respect to income from Swiss participation rights (e.g. dividend income). In order to avoid evasion by individuals resident in Switzerland through the interposing of a custodian bank abroad, the enactment of the new system depends upon the automatic exchange of information with a sufficient number of other states. In light of this, the Swiss Federal Council mentions 2019 as a potential year for entry into force. The consultations are scheduled to run until March 31, 2015.
On January 14, 2015, the Swiss Federal Council launched two consultations on the international exchange of information in tax matters. The purpose of both consultations is to enable the automatic exchange of information. One consultation relates to Switzerland’s participation in the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information and the related Swiss implementing act. The other consultation concerns the OECD’s and Council of Europe’s administrative assistance convention. The consultation is scheduled to run until April 21, 2015.
On January 16, 2015, Switzerland and Italy reached an agreement in principle on future cooperation in tax matters. Subsequently, they signed a protocol of amendment to the double taxation agreement and a roadmap with parameters. The agreement is expected to improve relations between Switzerland and Italy with regard to financial and tax matters and simplify the regularization of untaxed assets before the automatic exchange of information is introduced. The protocol of amendment provides for an exchange of information upon request according to the OECD Standard on Exchange of Information, applicable from the date of signing of the protocol. In addition, Switzerland and Italy have reached consensus about a roadmap on bilateral topics, including the introduction of automatic exchange of information.
Resolution regime
On January 1, 2014, revisions of the Federal Act of 11 April 1889 on Debt Enforcement and Bankruptcy entered into effect. The revisions seek to facilitate the restructuring of companies and to strengthen creditors’ rights in provisional or definitive stays. In addition, it introduced certain procedural changes and a special treatment of continuing obligations (i.e., contracts such as leases, rentals or loans that contain a continuing and repeated exchange of money, goods or services), which in case of a provisional or definitive stay, may in the future be terminated at will by the debtor at any time with the permission of the receiver against payment of a compensation if a restructuring would otherwise be defeated.
The draft FMIA submitted by the Swiss Federal Council to the Swiss Parliament on September 3, 2014 also proposes to amend the Bank Law, seeking to subject parent companies of financial groups or conglomerates and certain unregulated companies of groups domiciled in Switzerland to the Swiss resolution regime that applies to banks. If enacted, Credit Suisse Group would, and certain of its unregulated Swiss-domiciled subsidiaries could, become subject to the Swiss bank resolution regime and the resolution authority of FINMA.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further detailed rulemaking over several years by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC).
Supervision
In July 2013, the Fed, the FDIC and the OCC released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Act. The final rules are largely consistent with the Basel III framework published by the >>>Basel Committee on Banking Supervision (BCBS), although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. On September 3, 2014, the Fed, the OCC and the FDIC issued a final rule to introduce the Basel III >>>liquidity coverage ratio (LCR) in the US, applicable to certain large US banking organizations. The final US LCR rule is generally consistent with the LCR published by the BCBS in January 2013, but it is stricter in certain respects and would be phased in between January 1, 2015 and January 1, 2017. In future separate rulemakings, the Fed may apply the US LCR requirement to the US operations of certain large foreign banking organizations.
The Dodd-Frank Act also provides regulators with tools to adopt more stringent risk-based capital, leverage and liquidity requirements and other prudential standards, particularly for larger, relatively complex financial institutions. In February 2014, the Fed adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule generally requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries with limited exceptions; this requirement will not apply to Credit Suisse AG’s New York branch (New York Branch), but it will apply to other Credit Suisse US entities. The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) will be subjected to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and the New York Branch, stress testing, and other prudential standards. The new framework’s prudential requirements generally become effective in July 2016. Under proposals that remain under consideration, the IHC and the combined US operations of Credit Suisse would become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse would also become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators. On January 1, 2015, Credit Suisse filed an IHC implementation plan with the Fed that sets forth Credit Suisse’s approach to come into compliance with the IHC requirements by the July 2016 deadline.
On August 5, 2014, the Fed and the FDIC announced the completion of their review of our 2013 US resolution plan and the 2013 plans of the 10 other “first wave” filers. The Fed and FDIC released a joint statement indicating that the Fed and FDIC had identified shortcomings in the plans and that the Fed and FDIC expect “first wave” filers, including us, to demonstrate that they are making significant progress to address those shortcomings in their 2015 resolutions plans, due July 1, 2015. We are reviewing the specific comments the Fed and FDIC have provided on our 2013 plan, and we intend to work with the Fed and FDIC to identify appropriate actions to address them.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
On December 10, 2013, US regulators released the final version of the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds and to engage in certain types of proprietary trading. Compliance with the Volcker Rule is currently required by July 21, 2015, although the Fed has extended the compliance deadline to July 21, 2016 for investments in and relationships with private equity and hedge funds that were in place prior to December 31, 2013 and has indicated its intention to further extend the conformance deadline for such legacy investments and relationships until July 21, 2017. We continue to analyze the final rule and the Fed’s extension order and assess how they affect our businesses, and are conducting an implementation program to come into compliance.
On March 22, 2013, the OCC, the Fed, and the FDIC jointly issued supervisory guidance on leveraged lending (Guidance). The goals of the Guidance include helping financial institutions properly evaluate and monitor underwritten credit risks in leveraged loans, understand the effect of changes in borrowers’ enterprise values on credit portfolio quality, assess the sensitivity of future credit losses to changes in enterprise values, and to strengthen their risk management frameworks so that leveraged lending activities do not heighten risk in the banking system or the broader financial system. The Guidance generally applies to all banking organizations supervised by the OCC, FDIC and Fed, including national and state-chartered banks, savings associations, bank holding companies, and the US branches and agencies of foreign banks, including Credit Suisse. On November 7, 2014, the same agencies issued a frequently asked questions document regarding the applicability and implementation of the Guidance indicating that the standards for underwriting and arranging loan transactions that can be classified as leveraged lending may receive increased scrutiny. This heightened standard of scrutiny is negatively impacting Credit Suisse’s ability to underwrite and originate leveraged lending transactions.
Derivative regulation
On January 16, 22 and 27, 2014, specified types of interest rate swaps and index >>>CDS were deemed “made available to trade” by CFTC-registered swap execution facilities (SEFs). As a result, since February 15, 21 and 26, 2014, those types of swaps have been required to be executed on a SEF or designated contract market, unless an exception or exemption applies.
On June 25, 2014, the SEC adopted final rules addressing the cross-border application of the Dodd-Frank Act’s “security-based swap dealer” and “major security-based swap participant” definitions. While the rules do not impose any affirmative compliance requirements, they include the “US person” definition and certain other key elements of the SEC’s framework for when the Dodd-Frank Act’s security-based swap reforms apply to non-US dealers, such as Credit Suisse. In many respects, the SEC’s rules are similar to parallel guidance issued by the CFTC in July 2013. However, the SEC did not address the treatment of swaps between a non-US dealer and non-US counterparty that involve US personnel, an issue of particular importance to Credit Suisse. As a result, the overall impact of the SEC’s security-based swap reforms on Credit Suisse continues to depend on future SEC rulemakings. In addition, the SEC’s implementation of the derivatives provisions of the Dodd-Frank Act is expected to continue during 2015. On February 11, 2015, the SEC published the texts of two final rules and one proposed rule relating to the reporting and public dissemination of security-based swap (SBS) transaction data. These rules create a reporting regime for SBS that is generally similar to the reporting regime that the CFTC has already created for swaps pursuant to requirements in the Dodd-Frank Act. In certain areas, however, differences between the SEC’s and CFTC’s reporting rules could result in additional implementation costs. Also, the SEC has not yet finalized key aspects of its SBS reporting regime, such as the treatment of block trades, cleared transactions and certain cross-border issues. Compliance with the SBS reporting rules by Credit Suisse will not be required until after the SEC adopts final compliance dates and the first SBS data repositories are registered with the SEC, which may not occur until 2016.
On September 3, 2014, US banking regulators re-proposed margin rules for non-cleared swaps and security-based swaps entered into by swap dealers, security-based swap dealers, major swap participants and major security-based swap participants that are banks. On September 18, 2014, the CFTC likewise re-proposed margin rules for non-cleared swaps entered into by swap dealers and major swap participants that are not banks. Under the re-proposals, Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), which have registered with the CFTC as swap dealers, would be required to collect and post initial and variation margin for non-cleared swaps and security-based swaps with US counterparties and prohibited from re-using initial margin. These margin requirements would be significantly higher than current market practice, which could adversely affect CSI’s and CSSEL’s derivatives sales and trading businesses by increasing the cost of and reducing demand for non-cleared swaps and security-based swaps. While the two re-proposals are intended to align with a framework recently established by the BCBS and the International Organization of Securities Commissions and a recent proposal by European supervisory agencies, differences in the scope of products and entities covered by the various proposals could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities. The re-proposals also would apply margin requirements to many inter-affiliate transactions, which could prevent CSI and CSSEL from engaging in certain risk management activities. The two re-proposals would follow a phased implementation schedule, with (i) variation margin requirements coming into effect on December 1, 2015, and (ii) initial margin requirements phasing in annually for different counterparties from December 1, 2015 until December 1, 2019, depending on the transactional volume of the counterparty and its affiliates during the preceding June, July and August.
On September 16, 2014, the US District Court for the District of Columbia ruled against a lawsuit brought by several US financial trade associations challenging July 2013 guidance by the CFTC regarding the cross-border application of its rules to swap dealers, such as CSI and CSSEL. Under the court’s ruling, the CFTC’s rules and guidance remain in effect, but the court directed the CFTC to conduct a cost-benefit analysis of some of the rules covered by the guidance. The court indicated that it did not expect this cost-benefit analysis to alter how the CFTC applies its rules. Therefore, significant changes to the CFTC’s cross-border framework are not anticipated to result from the lawsuit. Nevertheless, the CFTC has received and is considering industry comments on certain aspects of the cross-border guidance that was the subject of the lawsuit and may yet modify the guidance.
On November 14, 2014, CFTC issued a no-action letter that extends from December 31, 2014 until September 30, 2015 the expiration date for relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as CSI or CSSEL, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer.
On November 24, 2014, the CFTC issued a no-action letter that extends from December 1, 2014 until December 1, 2015 the expiration date for relief from a requirement that certain non-US swap dealers, including CSI and CSSEL, report information about their swaps with non-US counterparties to a US data repository. Expiration of this relief without modifications to the CFTC’s guidance and without permitting substituted compliance with the EMIR reporting rules could reduce the willingness of non-US counterparties to trade with CSI and CSSEL, which could negatively affect our swap trading revenue or necessitate changes to how we organize our swap business. We continue to monitor these developments and prepare contingency plans to comply with the final guidance once effective.
Securitization
On October 21 and 22, 2014, US federal regulators adopted a joint final rule requiring sponsors of asset-backed securitization transactions to retain 5% of the credit risk of the assets subject of the securitization. The final rule will take effect (i) for >>>RMBS transactions, on December 24, 2015 and (ii) for other securitization transactions, on December 24, 2016. The specific impact of the final rule on different ABS markets is uncertain and will vary, and certain ABS markets may result in fewer issuances or reduced liquidity, or both, and there may in certain markets be an impact on the assets acquired by securitizations.
EU
The EU, the UK and other national European jurisdictions have also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative and rule making processes, and their final form and cumulative impact remain uncertain.
Supervision
With effect from January 1, 2014, the Capital Requirement Directive IV and Capital Requirements Regulation (CRD IV) has replaced the previous CRD with new measures implementing Basel III and other requirements. Compliance with these requirements will include receiving approval by the UK’s Prudential Regulation Authority (PRA) of certain models with respect to regulatory capital requirements of our UK subsidiaries.
On January 29, 2014, the European Commission (EC) published a draft Regulation on Structural Measures Improving the Resilience of EU Banks and Transparency of the Financial Sector which, if enacted, would introduce certain structural measures designed to reduce the risk and complexity of large banks in the EU. It is proposed that the measures would apply to EU banks which qualify as global systemically important institutions, or which have for a period of three consecutive years (i) total assets of at least EUR 30 billion, and (ii) trading activities amounting to at least EUR 70 billion or 10% of their total assets. These banks would be prohibited from engaging in proprietary trading in financial instruments and commodities and would become subject to anti-avoidance rules prohibiting certain transactions with the shadow banking sector. In addition, they may be required by their regulator to separate certain trading activities involving increased risks from their deposit-taking, lending and other business activities. The final text of the draft regulation is not expected to be adopted before June 2015.

On July 22, 2013, the Alternative Investment Fund Managers Directive (AIFMD) entered into effect. The AIFMD establishes a comprehensive regulatory and supervisory framework for alternative investment fund managers (AIFMs) managing and/or marketing alternative investment funds (AIFs) in the EU. The AIFMD imposes various substantive requirements to authorized AIFMs, including increased transparency towards investors and regulators, and allows authorized AIFMs to market AIFs to professional investors throughout the EU under an “EU passport”. The EU passport has been made available to authorized EU AIFMs since July 2013 and, subject to European Securities and Markets Authority’s (ESMA) and EC’s positive opinion, is expected to be made available to authorized non-EU AIFMs from late 2015. In the meantime (and until at least 2018), non-EU AIFMs may continue to market within the EU under the private placement regimes of the individual member states subject to complying with certain minimum requirements imposed by the AIFMD and any additional requirements that individual member states may impose. The AIFMD also imposes a new, strict depositary regime affecting the manner in which prime brokers may provide custody services to fund managers. Although many member states have now implemented the AIFMD, a number of member states did not meet the transposition deadline of July 22, 2013. As clarified by ESMA, for EU AIFMs authorized under the AIFMD in a member state that has transposed the AIFMD, the passport system should be available even in a member state that has not transposed the AIFMD into national law. EU AIFMs established in EU member states that have not yet transposed the AIFMD cannot rely on the marketing and management passport in other member states. In December 2014, ESMA launched a consultation seeking views on the functioning of the AIFMD passporting regime applicable to EU AIFMs and on the functioning of the national private placement regimes applicable to non-EU AIFMs and non-EU AIFs. This consultation will enable ESMA to determine whether or not to extend the AIFMD passporting regime to non-EU AIFMs and non-EU AIFs.
Derivative regulation
In March 2013, certain of the requirements of EMIR came into effect while others will be phased in. EMIR requires that certain standardized OTC derivatives contracts be centrally cleared and, where OTC transactions are not subject to central clearing, specified techniques are employed to monitor, measure and mitigate the operational and counterparty risks presented by those transactions. These risk mitigation techniques include trade confirmation, robust portfolio reconciliation and portfolio compression processes, exchange of initial and variation margins, and the daily mark-to-market valuation of trades. From February 12, 2014, EU counterparties subject to EMIR are required to report any derivative contract to a trade repository that is authorized or recognized under EMIR. ESMA submitted final draft regulatory technical standards for central clearing of interest rate swaps to the EC in October 2014 and the EC indicated that it will endorse those regulatory technical standards subject to certain amendments which are not supported by ESMA. It is expected that the first clearing obligations will take effect during the course of 2015.
A central counterparty (CCP) established in a third country may apply to ESMA for recognition to provide clearing services in the EU. In order for the CCP to be recognized by ESMA, the EC must have determined the third country’s regulatory and supervisory arrangements for CCPs, and the third country’s recognition regime of CCPs authorized out of its jurisdiction, to be equivalent to the requirements laid down in EMIR. The effect of being deemed “equivalent” is that the third country CCPs will be deemed to have fulfilled the requirements of EMIR by applying the provisions of the equivalent third country regime. The EC adopted first positive equivalence decisions for the regulatory regimes for CCPs in Australia, Hong Kong, Japan and Singapore on October 30, 2014.
Market abuse
On April 14, 2014, the Market Abuse Directive II legislative package was formally adopted by the Council of the EU. This legislative package includes the Market Abuse Regulation (MAR) and the Directive on Criminal Sanctions for Insider Dealing and Market Manipulation (CSMAD). MAR will replace the existing Market Abuse Directive, and will be complemented by CSMAD, which introduces minimum rules on criminal offenses and criminal sanctions for market abuse. MAR proposals include measures to extend the market abuse regime to new markets such as multilateral trading facilities, organized trading facilities and over-the-counter (OTC) financial instruments. It also extends the market abuse regime to spot commodity contracts related to derivative transactions. The legislative package applies from July 3, 2016.
Tax
In January 2013, a group of eleven EU member states (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia) proposed to adopt a financial transaction tax (FTT) applicable only for those countries under an enhanced cooperation scheme, as a proposed EU wide FTT was unsuccessful. If approved in the proposed form, the tax would apply to a wide range of financial transactions, including minimum rates of 0.01% for derivative products and 0.1% for other financial instruments. The tax would apply to certain financial transactions where at least one party is a financial institution, and at least one party is established in a participating member state. A financial institution may be, or be deemed to be, “established” in a participating member state in a broad range of circumstances, including (a) by transacting with a person established in a participating member state or (b) where the relevant financial instrument is issued in a participating member state. To become effective, the proposed FTT directive will require unanimous agreement of at least nine participating member states. In May 2014, a joint statement by ministers of the participating member states (excluding Slovenia) proposed “progressive implementation” of the FTT, with the initial form applying the tax only to transactions in shares and some derivatives. The

FTT proposal remains subject to negotiation among the participating member states and has been the subject of legal challenge. It may therefore be altered significantly prior to any implementation, the timing of which remains unclear. Where a participating member state already has a financial transaction tax in place, such as France and Italy, the FTT would be expected to replace those existing national FTT regimes. January 1, 2016 is the target deadline for implementation, with further rollout in 2017, although it may be operationally difficult for the first taxes to be collected prior to 2019. If the FTT is implemented as proposed, certain transactions carried out by Credit Suisse institutions in participating member states, or by Credit Suisse entities with a party established in a participating member state, will be subject to the tax.
Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Switzerland
Banking regulation and supervision
Although Credit Suisse Group is not a bank according to the Bank Law and the Banking Ordinance, the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks. Such requirements include capital adequacy, solvency and risk concentration on a consolidated basis, and certain reporting obligations. Our banks in Switzerland are regulated by >>>FINMA on a legal entity basis and, if applicable, on a consolidated basis.
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Banking Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the SESTA.
FINMA is the sole bank supervisory authority in Switzerland and is independent from the Swiss National Bank (SNB). Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. Under the >>>“Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically relevant banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group as a systemically relevant bank.
Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by FINMA. Under the Bank Law, our banks are subject to inspection and supervision by an independent auditing firm recognized by FINMA, which is appointed by the bank’s shareholder meeting and required to perform annual audits of the bank’s financial statements and to assess whether the bank is in compliance with laws and regulations, including the Bank Law, the Banking Ordinance and FINMA regulations.
Swiss banks are subject to the >>>Basel III framework and the Swiss ”Too Big to Fail” legislation and regulations thereunder, which include capital, liquidity, leverage and large exposure requirements, and rule for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
Swiss banks are also required to maintain a specified liquidity standard pursuant to the Liquidity Ordinance (Liquidity Ordinance), which was adopted by the Swiss Federal Council in November 2012 and implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making. The Liquidity Ordinance entered into force on January 1, 2013. It requires appropriate management and monitoring of liquidity risks, and applies to all banks, but is tiered according to the type, complexity and degree of risk of a bank’s activities. It also contains supplementary quantitative and qualitative requirements for systemically relevant banks, including us, which are generally consistent with existing FINMA liquidity requirements. In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance to reflect the final Basel III >>>LCR rules. These revisions have been adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. Under the revised Liquidity Ordinance, systemically relevant banks like us are subject to an initial minimum LCR requirement of 100% beginning in 2015.
Our regulatory capital is calculated on the basis of accounting principles generally accepted in the US, with certain adjustments required by, or agreed with, FINMA.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s adjusted eligible capital (for systemically relevant banks like us, to their core tier 1 capital) taking into account counterparty risks and >>>risk mitigation instruments.
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
Since January 1, 2010, compensation design and its implementation and disclosure must comply with standards promulgated by FINMA under its Circular on Remuneration Schemes.

Securities dealer and asset management regulation and supervision
Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by FINMA.
Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA.
Resolution regime
The Banking Insolvency Ordinance-FINMA (the Banking Insolvency Ordinance) governs resolution (i.e., restructuring or liquidation) procedures of Swiss banks and securities dealers, such as Credit Suisse AG. Instead of prescribing a particular resolution concept, the Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
FINMA may open resolution proceedings if there is justified concern that the relevant Swiss bank is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. Resolution proceedings may only take the form of restructuring (rather than liquidation) proceedings if (i) the recovery of, or the continued provision of individual banking services by, the relevant bank appears likely and (ii) the creditors of the relevant bank are likely better off in restructuring proceedings than in liquidation proceedings. All realizable assets in the relevant bank’s possession will be subject to such proceedings, regardless of where they are located.
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG, it would have discretion to take decisive actions, including (i) transferring the bank’s assets or a portion thereof, together with its debt and other liabilities, or a portion thereof, and contracts, to another entity, (ii) staying (for a maximum of 48 hours) the termination of, and the exercise of rights to terminate relating to, financial contracts to which the bank is a party, (iii) converting the bank’s debt into equity (a “debt-to-equity swap”), and/or (iv) partially or fully writing off the bank’s obligations (a “haircut”).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG that are part of its regulatory capital (including the bank’s outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written-off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut to the extent amounts are due and payable thereunder at any time during restructuring proceedings. For systemically relevant banks such as Credit Suisse AG, creditors have no right to reject the restructuring plan approved by FINMA.
US
Banking regulation and supervision
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of our New York Branch and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the New York State Department of Financial Services, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if our New York Branch is no longer designated well rated by the Superintendent.
The New York Banking Law authorizes the Superintendent to seize our New York Branch and all of Credit Suisse AG’s business and property in New York State (which includes property of our New York Branch, wherever it may be located, and all of Credit Suisse AG’s property situated in New York State) under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with our New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of depositors and other creditors (unaffiliated with us) that arose out of transactions with our New York Branch. After the claims of those creditors were paid out of the business and property of the Bank in New York, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.
Under New York Banking Law and US federal banking laws, our New York Branch is generally subject to single borrower lending limits expressed as a percentage of the worldwide capital of the Bank. Under the Dodd-Frank Act, lending limits take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties.
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Fed in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the Fed and is subject to Fed requirements and limitations on the acceptance and maintenance of deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the FDIC.
US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. In addition, regulations which the FSOC and the Fed may adopt could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.
The Fed may terminate the activities of a US branch or agency of a foreign bank if it finds that the foreign bank: (i) is not subject to comprehensive supervision in its home country; (ii) has violated the law or engaged in an unsafe or unsound banking practice in the US; or (iii) for a foreign bank that presents a risk to the stability of the US financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.
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
Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law in 2000 and, as a result, may engage in a broad range of non-banking activities in the US, including insurance, securities, private equity and other financial activities, in each case subject to regulatory requirements and limitations. Credit Suisse Group is still required to obtain the prior approval of the Fed (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of (or otherwise controlling) any US bank, bank holding company or many other US depositary institutions and their holding companies, and as a result of the Dodd-Frank Act, before making certain acquisitions involving large non-bank companies. The New York Branch is also restricted from engaging in certain tying arrangements involving products and services, and in certain transactions with certain of its affiliates. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable Fed rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.
The Dodd-Frank Act requires issuers with listed securities to establish a claw-back policy to recoup erroneously awarded compensation in the event of an accounting restatement, although it is currently unclear if this requirement will apply to foreign private issuers, like the Group.
Broker-dealer and asset management regulation and supervision
Our US broker-dealers are subject to extensive regulation by US regulatory authorities. The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies. In addition, the US Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the Financial Industry Regulatory Authority (FINRA), and by state securities authorities.
Our US broker-dealers are registered with the SEC and our primary US broker-dealer is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands. Our US registered entities are subject to extensive regulatory requirements that apply to all aspects of their business activity, including where applicable: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.
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
Our securities and asset management businesses include legal entities registered and regulated as a broker-dealer and investment adviser by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974 and similar state statutes.
The Dodd-Frank Act grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the antifraud provisions in the Securities

Act of 1933, Securities Exchange Act of 1934 and Investment Advisers Act of 1940. It also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies.
Derivative regulation and supervision
The CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. With the effectiveness of the Dodd-Frank Act, these CFTC registration categories have been expanded to include persons engaging in a relevant activity with respect to swaps, and new registration categories have been added for swap dealers and major swap participants. For futures and swap activities, these CFTC registrants are subject to futures industry self-regulatory organizations such as the National Futures Association (NFA).
Each of CSI and CSSEL is registered with the CFTC as a swap dealer as a result of its swap activities with US persons and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory exchange-trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports and internal controls. It is anticipated that the CFTC will in 2015 finalize rules related to capital and margin requirements and position limits, as well as potentially expand the scope of its mandatory clearing and exchange-trading requirements to cover certain types of foreign exchange transactions.
One of our US broker-dealers, Credit Suisse Securities (USA) LLC, is also registered as a futures commission merchant and subject to the capital, segregation and other requirements of the CFTC and the NFA.
Our asset management businesses include legal entities registered and regulated as commodity pool operators and commodity trading advisors by the CFTC and the NFA.
In addition, we expect the SEC to finalize some of its rules implementing the derivatives provisions of the Dodd-Frank Act during 2015. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. In particular, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects.
FATCA
FATCA became law in the US on March 18, 2010. The legislation requires Foreign Financial Institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. Switzerland and the US entered into a “Model 2” intergovernmental agreement to implement the reporting and withholding tax provisions of FATCA that became effective on June 2, 2014. FATCA requirements entered into force on July 1, 2014. The intergovernmental agreement enables FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement, and that would instead require FFIs in Switzerland to report US accounts to the Swiss authorities, with an automatic exchange of information between Swiss and US authorities. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
Resolution regime
The Dodd-Frank Act also establishes an “Orderly Liquidation Authority”, a new regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. To finance a resolution under this new regime, the FDIC may borrow funds from the US Treasury, which must be repaid from the proceeds of the resolution. If such proceeds are insufficient to repay the US Treasury in full, the FDIC is required to assess other large financial institutions, including those that have USD 50 billion or more in total consolidated assets, such as us, in an amount sufficient to repay all of the funds borrowed from the US Treasury in connection with the liquidation under the Orderly Liquidation Authority. In addition, in 2011 the Fed and the FDIC approved final rules to implement the resolution plan requirement in the Dodd-Frank Act, which require bank holding companies with total consolidated assets of USD 50 billion or more, such as us, and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority.
EU
Financial services regulation and supervision
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: the European Banking Authority, the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority.
The CRD IV came into force on January 1, 2014. The CRD IV implemented in various EU countries, including the UK, the Basel III capital framework for banking groups operating in the EU. The CRD IV wholly replaced the current Capital Requirements Directive, which implemented the Basel II capital framework. The CRD IV creates a single harmonized prudential rule book for banks, introduces new corporate governance and certain new remuneration requirements, including a cap on variable remuneration, and enhances the powers of regulators.
The existing Markets in Financial Instruments Directive (MiFID I) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, enhanced investor protection, including client classification, and the requirement to assess suitability and appropriateness in providing investment services to clients. MiFID I sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities, and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID I also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID I introduced a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator. MiFID I will be significantly reformed by MiFID II and the Markets in Financial Instruments Regulation (MIFIR), which entered into force on July 2, 2014 and will apply as from January 3, 2017, with a few exceptions. Such changes include the creation of a new category of trading venue, that is, the organized trading facility; measures to direct more trading onto regulated trading venues such as regulated markets, multilateral trading facilities and organized trading facilities; and an extension of pre and post-trade reporting requirements to a wide range of equity, fixed income and derivative financial instruments. There will also be new safeguards introduced for high frequency and algorithmic trading activities, requiring the authorization of firms engaging in such trading activities and the proper supervision of high frequency and algorithmic traders. These safeguards are intended to guard against the significant market distortion that high frequency and algorithmic trading could bring about. ESMA provided technical advice to the EC on MiFID II and MIFIR in December 2014 and is expected to publish final regulatory technical standards by mid-2015.
The Single Supervisory Mechanism Framework Regulation has entered into force and it empowers the European Central Bank (ECB) to act as a single supervisor for banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism. The ECB assumed its prudential supervisory duties on November 4, 2014.
Resolution regime
The BRRD, which entered into force on July 2, 2014, establishes a framework for the recovery and resolution of credit institutions and investment firms. The Directive introduces requirements for recovery and resolution plans, sets out a new suite of bank resolution tools, including bail-in, and establishes country specific bank resolution financing arrangements. The BRRD also requires banks to hold a certain amount of bail-inable debt at both individual and consolidated levels from 2016. The deadline for transposing the directive into member states’ law and regulation was December 31, 2014 and national authorities were obligated to apply the provisions of the BRRD (with the exception of the bail-in tool) by January 1, 2015.
The BRRD applies to all Credit Suisse EU entities, including branches of the Bank. The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, establishes a board to assess the likelihood of bank failure and prepare for bank resolution. It will apply from January 1, 2016, although certain provisions are already applicable.
UK
Banking regulation and supervision
The Financial Services Authority (FSA) was the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). In April 2013, the FSA was replaced by: the PRA, a subsidiary of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms and the Financial Conduct Authority (FCA), which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England was established as responsible for macro-prudential regulation.
As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate.
CSI, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the PRA must first determine whether a firm satisfies the threshold conditions for authorization, which includes suitability and the requirement for the firm to be fit and proper. In addition to regulation by the PRA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary code of conduct published by the Bank of England which PRA-regulated firms are expected to follow when conducting wholesale money market business.
Our London Branch will be required to continue to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the PRA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, such that CSI, CSSEL and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the PRA requires CSI, CSSEL and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the CRD.
The PRA has implemented the requirements of CRD IV, which replaced the current CRD as a whole, and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.
The UK Financial Services Act 2013 (Banking Reform Act), enacted in December 2013, provides for the creation of a “retail ring-fence” that will prohibit large retail deposit banks from carrying out a broad range of investment and other banking activities in the same entity. Secondary legislation to fully implement the Banking Reform Act is expected to be completed by May 2015. Banks are expected to be required to comply with the ring-fencing requirements by 2019. However, it is expected that our Private Banking & Wealth Management business in the UK may benefit from the de minimis exemption from the retail ring-fence requirements which is anticipated to exclude certain banks that hold core deposits of below GBP 25 billion. The Banking Reform Act also introduces certain other reforms, including requirements for primary loss absorbing capacity in order to facilitate the use of the new bail-in tool, which is itself introduced by the Banking Reform Act. The Banking Reform Act will also establish a more stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm, as well as create a new criminal offense for reckless mismanagement leading to the failure of a firm. The governance rules and the bail-in tool will impact our UK entities, such as CSI and CSSEL.
Broker-dealer and asset management regulation and supervision
Our London bank and broker-dealer subsidiaries are authorized under the FSMA and are subject to regulation by the PRA and FCA. In addition, our asset management companies are authorized under the FSMA and are subject to regulation by the FCA. In deciding whether to authorize an investment firm in the UK, the PRA and FCA will consider the threshold conditions, which includes suitability and the general requirement for a firm to be fit and proper. The PRA and FCA are responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.
Tax
Since January 1, 2011, there has been a UK bank levy attributable to the UK operations of large banks, with applicable rates varying over time. In 2014, the UK government considered introducing changes to how the UK bank levy would be charged from January 1, 2015. However, after various discussions, the UK government decided not to proceed with the proposed changes to the charging mechanism.
In the Autumn Statement, the UK Chancellor of the Exchequer announced on December 3, 2014 that the UK government is considering introducing a bank loss-relief restriction which may restrict the extent to which certain Credit Suisse UK entities can use historic losses to offset profits for tax purposes from April 1, 2015.
Resolution regime
The PRA published a consultation paper on the BRRD’s implementation in the UK in July 2014. This consultation was followed by a policy statement with a summary of feedback, final rules and updated supervisory statements issued by the PRA on January 16, 2015. In order to implement the BRRD in the UK, amendments were made to UK primary legislation including the Banking Act 2009, the Financial Services and Markets Act 2000 and the Insolvency Act 1986. The majority of these final rules have come into force. The PRA/FCA’s rules on contractual recognition of bail-in will come into force on January 1, 2016, although for unsecured debt instruments the requirements were implemented on February 19, 2015.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations and financial condition, including, among others, those described below.
Liquidity risk
Liquidity, or ready access to funds, is essential to our businesses, particularly our Investment Banking business. We maintain available liquidity to meet our obligations in a stressed liquidity environment.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our liquidity management.
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the continued challenging economic environment in Europe, the US and elsewhere.
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
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. For example, in February 2015, Standard & Poor’s lowered its long-term credit ratings of several European banks, including Credit Suisse Group AG, by one notch. Any downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and >>>derivatives transactions – and retain our clients.
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to strive to reduce our balance sheet and made significant progress in executing our client-focused, capital-efficient strategy in 2014, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.
Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. Additionally, the European sovereign debt crisis, as well as concerns over US debt levels and the federal budget process that led to the downgrade of US sovereign debt in 2011 and the temporary shutdown of many federal governmental operations in 2013, have not been permanently resolved. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. Concerns about weaknesses in the economic and fiscal condition of certain European countries continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries. For example, sanctions have been imposed on certain individuals and companies in Russia due to the conflict in the Ukraine. In addition, recent events in Greece have led to renewed concerns about its economic and financial stability and the effects that it could have on the eurozone. Continued concern about European economies could cause disruptions in market conditions in Europe and around the world. Economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could adversely affect our businesses and results.
Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices, particularly the recent significant decrease in energy prices, European stagnation and renewed concern over Greece’s position in the eurozone have affected financial markets and the economy. In recent years, the low interest rate environment, including current negative short-term interest rates in our home market, has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income.
Such adverse market or economic conditions may reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, may adversely affect our financial advisory and underwriting fees. Such conditions may adversely affect the types and volumes of securities trades that we execute for customers and may adversely affect the net revenues we receive from commissions and spreads. In addition, several of our businesses engage in transactions with, or trade in obligations of, governmental entities, including super-national, national, state, provincial, municipal and local authorities. These activities can expose us to enhanced sovereign, credit-related, operational and reputational risks, including the risks that a governmental entity may default on or restructure its obligations or may claim that actions taken by government officials were beyond the legal authority of those officials, which could adversely affect our financial condition and results of operations.
Unfavorable market or economic conditions have affected our businesses over the last years, including the low interest rate environment, continued cautious investor behavior and changes in market structure, particularly in our macro businesses. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. There has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Private Banking & Wealth Management division’s results of operations have been and could continue to be adversely affected as long as this continues.
Adverse market or economic conditions have also negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit.
In addition to the macroeconomic factors discussed above, other events beyond our control, including terrorist attacks, military conflicts, economic or political sanctions, disease pandemics, political unrest or natural disasters could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2014, our real estate loans (as reported to the SNB) totaled approximately CHF 146 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>commercial mortgage-backed securities and >>>RMBS. Our real estate-related businesses and risk exposures could continue to be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses, given that we have sizeable loans to, and securities holdings in, certain customers, industries or countries. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues.
We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty. We, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous new regulations and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our industry, operations, practices and regulation will be effective in managing this risk.
> Refer to “Regulation and supervision” for further information.
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
Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as >>>derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of >>>risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for information on management of credit risk.
Our regular review of the creditworthiness of clients and counterparties for credit losses does not depend on the accounting treatment of the asset or commitment. Changes in creditworthiness of loans and loan commitments that are >>>fair valued are reflected in trading revenues.
Management’s determination of the provision for loan losses is subject to significant judgment. Our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate, which could have a material adverse effect on our results of operations.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 1 – Summary of significant accounting policies”, “Note 10 – Provision for credit losses” and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.
We have experienced in the past, and may in the future experience, competitive pressure to assume longer-term credit risk, extend credit against less liquid collateral and price derivative instruments more aggressively based on the credit risks that we take. We expect our capital and liquidity requirements, and those of the financial services industry, to increase as a result of these risks.
Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2014 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.
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
Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the >>>fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards, modeling our risk exposure and calculating expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates.
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for information on these estimates and valuations.
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
Risks relating to off-balance sheet entities
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact business are not consolidated and their assets and liabilities are off-balance sheet. We may have to exercise significant management judgment in applying relevant accounting consolidation standards, either initially or after the occurrence of certain events that may require us to reassess whether consolidation is required. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios.
> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations for information on our transactions with and commitments to SPEs.
Cross-border and CURRENCY exchange risk
Cross-border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may in the future be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.
We may face significant losses in emerging markets
As a global financial services company doing business in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries have experienced and may continue to experience severe economic and financial disruptions. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Despite some weakening, the Swiss franc remained strong against the US dollar and euro in 2014. The appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may have such an effect in the future.
In addition, on January 15, 2015, the SNB decided to discontinue the minimum exchange rate of CHF 1.20 per euro. As we incur a significant part of our expenses in Swiss francs while we generate a large proportion of our revenues in other currencies, our earnings are sensitive to changes in the exchange rates between the Swiss franc and other major currencies. Had the SNB taken this action at the beginning of 2014, our 2014 results would have been adversely effected. Although we are implementing a number of measures designed to offset the impact of recent exchange rate fluctuations on our results of operations, the continuing strength and further appreciation of the Swiss franc could have a material adverse impact on our results.

Operational risk
We are exposed to a wide variety of operational risks, including information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including >>>derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Regulatory requirements in this area have increased and are expected to increase further.
Information security, data confidentiality and integrity are of critical importance to our businesses. Despite our wide array of security measures to protect the confidentiality, integrity and availability of our systems and information, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. We could also be affected by risks to the systems and information of clients, vendors, service providers, counterparties and other third parties. In addition, we may introduce new products or services or change processes, resulting in new operational risk that we may not fully appreciate or identify.
These threats may derive from human error, fraud or malice, or may result from accidental technological failure. There may also be attempts to fraudulently induce employees, clients, third parties or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients.
Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, and the increasing sophistication of cyber-attacks, a cyber-attack could occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber-attack will be inherently unpredictable and it may take time before any investigation is complete. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber-attack.
If any of our systems do not operate properly or are compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures.
We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.
Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. We continue to adapt our risk management techniques, in particular >>>value-at-risk and economic capital, which rely on historical data, to reflect changes in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our risk management.
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
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses.
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
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for more information.

Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly and may increase further. These regulations often serve to limit our activities, including through the application of increased capital, leverage and liquidity requirements, customer protection and market conduct regulations and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including potentially ring-fencing certain activities and operations within specific legal entities. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. These various regulations and requirements could require us to reduce assets held in certain subsidiaries, inject capital into or otherwise change our operations or the structure of our subsidiaries and Group. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affecting our ability to conduct certain businesses, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent requirements imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances and related actions by our regulators, have contributed to our decision to reduce >>>risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, >>>derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. New CFTC and SEC rules could materially increase the operating costs, including compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in February 2014, the Fed adopted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final impact of the new rule cannot be fully predicted at this time, it is expected to result in our incurring additional costs and to affect the way we conduct our business in the US, including by requiring us to create a single US intermediate holding company. Similarly, recently enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, bilateral tax treaties, such as Switzerland’s treaties with the UK and Austria, and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Additionally, implementation of EMIR, CRD IV and the proposed revisions to MiFID II may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to EMIR and MiFID II in a timely manner, Swiss banks, including us, may be limited from participating in businesses regulated by such laws. Finally, new total loss-absorbing capacity requirements may increase our funding costs or limit the availability of funding.
We expect the financial services industry, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2015 and beyond. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or inconsistent among jurisdictions or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.
> Refer to “Regulation and supervision” for a description of our regulatory regime and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry as well as to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

Swiss resolution proceedings may affect our shareholders and creditors
Pursuant to Swiss banking laws, >>>FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG. These broad powers include the power to cancel Credit Suisse AG’s outstanding equity (which currently is Credit Suisse Group AG’s primary asset), convert debt instruments and other liabilities of Credit Suisse AG into equity and cancel such liabilities in whole or in part. As of the date hereof, FINMA’s broad resolution powers apply only to duly licensed banks in Switzerland such as Credit Suisse AG, and not to a parent company of a financial group such as Credit Suisse Group AG. However, a proposed amendment to the Swiss banking laws would extend the scope of the Swiss bank resolution regime to Swiss parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to a financial group. It is not possible to predict whether or when such amendment will be enacted, what final form it would take and what effect it could have on shareholders or creditors of Credit Suisse Group AG or Credit Suisse Group AG generally. However, if the Swiss banking laws were amended so that the same resolution regime that currently applies to Credit Suisse AG were to apply to Credit Suisse Group AG, FINMA would be able to exercise its resolution powers thereunder to, among other things, cancel Credit Suisse Group AG’s outstanding equity, convert debt instruments and other liabilities of Credit Suisse Group AG into equity and cancel such liabilities in whole or in part in restructuring proceedings.
> Refer to “Recent regulatory developments and proposals – Switzerland” and “Regulatory framework – Switzerland – Resolution regime” in Regulation and supervision for a description of the current resolution regime under Swiss banking laws as it applies to Credit Suisse AG.
Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks have implemented significant changes to their monetary policy. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.
Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to further asset outflows from our Wealth Management Clients business.
Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which will convert into common equity upon the occurrence of specified triggering events, including our CET1 ratio falling below prescribed thresholds, or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent. We have already issued in the aggregate an equivalent of CHF 8.6 billion in principal amount of such convertible contingent capital, and we may issue more such convertible contingent capital in the future. The conversion of some or all of our convertible contingent capital due to the occurrence of a triggering event will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Banking relationships and related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance for more information on the triggering events related to our convertible contingent capital instruments.
Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Although we expect the increasing consolidation and changes in our industry to offer opportunities, we can give no assurance that our results of operations will not be adversely affected.
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
> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for more information.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, new limits on the amount and form of executive compensation imposed by recent regulatory initiatives, including the Compensation Ordinance in Switzerland and the implementation of CRD IV in the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses.
We face competition from new trading technologies
Our businesses face competitive challenges from new trading technologies, which may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.
Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, to optimize our use of capital and improve our cost structure we have continued to adapt our client-focused, capital-efficient strategy and have implemented new cost-savings measures while decreasing the size of our balance sheet and reducing our >>>risk-weighted assets. In the fourth quarter of 2013, we created non-strategic units within our Investment Banking and Private Banking & Wealth Management divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in this report, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In addition, acquisitions and other similar transactions we undertake as part of our strategy subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.
We may also seek to engage in new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.
We have announced a program to evolve our legal entity structure and cannot predict its final form or potential effects
In 2013, we announced key components of our program to evolve our legal entity structure. The program is designed to meet developing and future regulatory requirements. Subject to further analysis and approval by >>>FINMA and other regulators, implementation of the program is underway, with a number of key components expected to be implemented throughout 2015 and 2016. This program remains subject to a number of uncertainties that may affect its feasibility, scope and timing. In addition, significant legal and regulatory changes affecting us and our operations may require us to make further changes in our legal structure. The implementation of these changes will require significant time and resources and may potentially increase operational, capital, funding and tax costs as well as our counterparties’ credit risk.
> Refer to “Evolution of legal entity structure” in II – Operating and financial review – Credit Suisse – Information and developments for further information on our legal entity structure.

Operating and financial review
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
While in 2014 economic conditions improved in the US, growth remained weak in the eurozone. Equity markets ended the year higher. Interest rates remained low. Commodity prices decreased significantly, driven by lower energy prices. The US dollar appreciated against all major currencies in 2014.
Economic environment
The year was marked by solid US economic growth following signs of softening in the first quarter. Unemployment continued its declining trend and inflationary pressure remained largely absent. The steep decline in energy prices late in the year caused headline inflation metrics to recede markedly. Economic growth in the eurozone remained weak, impacted by rising uncertainty and geopolitical tensions weighing on the economies. While a recession was avoided in Europe, the risk of deflation in certain eurozone countries increased sharply. Japan’s economy fell into recession following the consumption tax increase in April. Among major emerging markets, economic growth in Brazil, China and Russia slowed down to varying degrees while India’s economy reported higher growth rates.
Throughout 2014, the US Federal Reserve (Fed) steadily reduced its asset purchase program, fully ending it by the end of October. In contrast, the European Central Bank (ECB) cut its policy rate to 0.05%, introduced a negative deposit rate and a purchase program for private sector assets, and injected new liquidity into the banking system. In December 2014, the Swiss National Bank (SNB) announced a negative interest rate in order to make Swiss franc deposits less attractive. The Bank of Japan (BoJ) continued its asset purchase program and announced a significant increase in October. In emerging markets, China’s central bank lowered its policy rate towards the end of the year, while India’s central bank kept its stable throughout 2014. Brazil’s central bank tightened monetary policy following elevated inflation pressure and Russia’s central bank increased interest rates significantly in the second half following a period of intense selling pressure on the ruble.
Equity markets increased more than 9% in 2014, despite the uncertainties arising from the sell-off in oil markets in the fourth quarter. US equities benefited from strong macroeconomic momentum throughout the year, ending with a double-digit increase. European equities faced a less favorable economic environment and uncertainties surrounding the anticipated ECB actions also weighed on them. Japanese equities benefited from the BoJ’s expansionary monetary policy and ended 2014 among the best performing regions. Emerging markets, which were mainly impacted by geopolitical tensions, had a weaker performance. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), increased in the second half of the year (refer to the charts “Equity markets”). The Credit Suisse Hedge Fund Index increased 4.1% in 2014.

Most fixed income assets delivered a strong performance in 2014. This was led by long-dated benchmark government bonds, which particularly benefited from the decline in inflation expectations and continued central bank easing measures in the eurozone and Japan. While eurozone government bonds, particularly those of the periphery (with the exception of Greece), outperformed, Japanese government bonds lagged the rest of the government bonds in developed markets. With the long-end declining more than the short-end, yield curves flattened in all major currencies (refer to the chart “Yield curves”). In light of deflationary pressures, inflation-linked bonds underperformed nominal government bonds. Credit spreads widened since the end of June within a narrow band (refer to the chart “Credit spreads”). Weakness in the energy sector particularly weighed on the US high yield market and also negatively impacted the performance of emerging market hard currency bonds. Sovereign bonds from net oil exporting countries experienced strong credit spread widening.
The US dollar appreciated against all major currencies in 2014, supported by the solid economic growth in the US and market expectations of higher US interest rates. Easing of monetary policy in the eurozone helped to weaken the euro against the US dollar. The Japanese yen also weakened against the US dollar as the BoJ pursued its expansionary monetary policy. The SNB maintained its minimum exchange rate for the euro against the Swiss franc at 1.20 in 2014. On January 15, 2015, the SNB decided to discontinue the minimum exchange rate of CHF 1.20 per euro and continued to lower short-term interest rates. These actions dramatically altered the market environment for a number of Swiss companies, which typically incur the majority of their expenses in Swiss francs, while they generate a large proportion of their revenues in other currencies. Commodity currencies, such as the Australian and Canadian dollars and the Russian ruble, depreciated as prices of commodities, particularly oil, declined sharply in the second half of 2014.
Commodities had a challenging 2014, with benchmark indices losing significant ground towards year-end. Initial weather-related advances in agricultural markets were followed by gains in metals and energy segments through the second quarter of 2014. The trend turned during the second half of the year when global demand began to decrease while supplies continued to grow firmly. Energy markets in particular witnessed the sharpest decrease since the global financial crisis as energy prices lost more than 40% in 2014. The Credit Suisse Commodities Benchmark decreased 26% for the year, mainly due to energy prices. Gold markets had a less turbulent year, but prices ended 1% lower due to lack of investor demand.

Market volumes (growth in % year on year)
2014	Global	Europe
Equity trading volume [1]	17	19
Announced mergers and acquisitions [2]	27	21
Completed mergers and acquisitions [2]	7	(11)
Equity underwriting [2]	18	62
Debt underwriting [2]	(1)	3
Syndicated lending - investment-grade [2]	20	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
The banking sector was influenced by central bank measures while it continued to transition to new regulatory requirements. Global banks took significant steps to restructure businesses and decrease costs while also taking measures to increase capital and liquidity ratios. North American bank stocks outperformed global equity indices and ended the year 13.3% higher. European bank stocks finished the year 0.4% lower (refer to the charts “Equity markets”).
In private banking, clients maintained a cautious investment stance, with cash deposits remaining high despite ongoing low or falling interest rates. Global net new asset trends in wealth management remained positive. In Switzerland, concerns about a real estate market correction and its impact on Swiss banking remained pronounced, with the SNB reiterating concerns about the imbalances in mortgage and real estate markets. Overall, the wealth management sector continued to adapt to further industry-specific regulatory changes.
In investment banking, US and European equity trading volumes increased compared to 2013, particularly in the fourth quarter of 2014. US fixed income volumes decreased compared to 2013, driven by weaker mortgage-backed and government volumes. Compared to 2013, global completed mergers and acquisitions (M&A) volumes increased 7%, but were negatively impacted by lower volumes in Europe which decreased 11%. Global announced M&A volumes rose 27%. Global equity underwriting volumes increased 18%, driven by a 62% increase in Europe, while global debt underwriting volumes decreased slightly compared to 2013.

Credit Suisse
In 2014, we recorded net income attributable to shareholders of CHF 1,875 million. Diluted earnings per share from continuing operations were CHF 1.01 and return on equity attributable to shareholders was 4.4%.
As of the end of 2014, our Basel III CET1 ratio was 14.9% and 10.1% on a look-through basis. Our risk-weighted assets increased 6% compared to 2013 to CHF 291.4 billion.
Results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net interest income	9,034	8,115	7,143	11	14
Commissions and fees	13,051	13,226	12,724	(1)	4
Trading revenues	2,026	2,739	1,196	(26)	129
Other revenues	2,131	1,776	2,548	20	(30)
Net revenues	26,242	25,856	23,611	1	10
Provision for credit losses	186	167	170	11	(2)
Compensation and benefits	11,334	11,256	12,303	1	(9)
General and administrative expenses	9,534	8,599	7,246	11	19
Commission expenses	1,561	1,738	1,702	(10)	2
Total other operating expenses	11,095	10,337	8,948	7	16
Total operating expenses	22,429	21,593	21,251	4	2
Income from continuing operations before taxes	3,627	4,096	2,190	(11)	87
Income tax expense	1,405	1,276	465	10	174
Income from continuing operations	2,222	2,820	1,725	(21)	63
Income/(loss) from discontinued operations	102	145	(40)	(30)	–
Net income	2,324	2,965	1,685	(22)	76
Net income attributable to noncontrolling interests	449	639	336	(30)	90
Net income/(loss) attributable to shareholders	1,875	2,326	1,349	(19)	72
of which from continuing operations	1,773	2,181	1,389	(19)	57
of which from discontinued operations	102	145	(40)	(30)	–
Earnings per share (CHF)
Basic earnings per share from continuing operations	1.02	1.14	0.82	(11)	39
Basic earnings per share	1.08	1.22	0.79	(11)	54
Diluted earnings per share from continuing operations	1.01	1.14	0.82	(11)	39
Diluted earnings per share	1.07	1.22	0.79	(12)	54
Return on equity (%)
Return on equity attributable to shareholders	4.4	5.7	3.9	–	–
Return on tangible equity attributable to shareholders [1]	5.4	7.2	5.2	–	–
Number of employees (full-time equivalents)
Number of employees	45,800	46,000	47,400	0	(3)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2014	2013	2012	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	25,815	25,217	23,251	427	639	360	26,242	25,856	23,611
Provision for credit losses	186	167	170	0	0	0	186	167	170
Compensation and benefits	11,310	11,221	12,267	24	35	36	11,334	11,256	12,303
General and administrative expenses	9,526	8,587	7,224	8	12	22	9,534	8,599	7,246
Commission expenses	1,561	1,738	1,702	0	0	0	1,561	1,738	1,702
Total other operating expenses	11,087	10,325	8,926	8	12	22	11,095	10,337	8,948
Total operating expenses	22,397	21,546	21,193	32	47	58	22,429	21,593	21,251
Income from continuing operations before taxes	3,232	3,504	1,888	395	592	302	3,627	4,096	2,190
Income tax expense	1,405	1,276	465	0	0	0	1,405	1,276	465
Income from continuing operations	1,827	2,228	1,423	395	592	302	2,222	2,820	1,725
Income/(loss) from discontinued operations	102	145	(40)	0	0	0	102	145	(40)
Net income	1,929	2,373	1,383	395	592	302	2,324	2,965	1,685
Net income attributable to noncontrolling interests	54	47	34	395	592	302	449	639	336
Net income attributable to shareholders	1,875	2,326	1,349	0	0	0	1,875	2,326	1,349
Statement of operations metrics (%)
Cost/income ratio	86.8	85.4	91.1	–	–	–	85.5	83.5	90.0
Pre-tax income margin	12.5	13.9	8.1	–	–	–	13.8	15.8	9.3
Effective tax rate	43.5	36.4	24.6	–	–	–	38.7	31.2	21.2
Net income margin [1]	7.3	9.2	5.8	–	–	–	7.1	9.0	5.7
1 Based on amounts attributable to shareholders.
Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management, financing vehicles of the Group and hedging activities relating to share-based compensation awards. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
> Refer to “Note 40 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Differences between Group and Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital

Comparison of consolidated statements of operations
	Group			Bank
in	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	26,242	25,856	23,611	25,589	25,314	22,976
Total operating expenses	22,429	21,593	21,251	22,503	21,567	21,109
Income from continuing operations before taxes	3,627	4,096	2,190	2,961	3,654	1,779
Income tax expense	1,405	1,276	465	1,299	1,170	365
Income from continuing operations	2,222	2,820	1,725	1,662	2,484	1,414
Income/(loss) from discontinued operations	102	145	(40)	102	145	(40)
Net income	2,324	2,965	1,685	1,764	2,629	1,374
Net income attributable to noncontrolling interests	449	639	336	445	669	333
Net income attributable to shareholders	1,875	2,326	1,349	1,319	1,960	1,041
Comparison of consolidated balance sheets
	Group		Bank
end of	2014	2013	2014	2013
Balance sheet statistics (CHF million)
Total assets	921,462	872,806	904,849	854,429
Total liabilities	876,461	825,640	860,208	810,797
Capitalization and indebtedness
	Group		Bank
end of	2014	2013	2014	2013
Capitalization and indebtedness (CHF million)
Due to banks	26,009	23,108	26,506	23,147
Customer deposits	369,058	333,089	357,569	321,678
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	94,032	70,119	94,032
Long-term debt	177,898	130,042	172,947	126,741
Other liabilities	233,377	245,369	233,067	245,199
Total liabilities	876,461	825,640	860,208	810,797
Total equity	45,001	47,166	44,641	43,632
Total capitalization and indebtedness	921,462	872,806	904,849	854,429
Capital adequacy – Basel III
	Group		Bank
end of	2014	2013	2014	2013
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	43,322	42,989	40,853	37,700
Total tier 1 capital	49,804	46,061	47,114	40,769
Total eligible capital	60,751	56,288	58,111	52,346
Capital ratios (%)
CET1 ratio	14.9	15.7	14.4	14.3
Tier 1 ratio	17.1	16.8	16.6	15.4
Total capital ratio	20.8	20.6	20.5	19.8

Dividends of the Bank to the Group
end of	2014		2013
Per share issued (CHF)
Dividend [1,2]	0.00	[3]	0.00
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 and 4,399,665,200 registered shares as of December 31, 2014 and 2013, respectively.
1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation.
2 In each of 2012, 2011 and 2010, dividends per share issued were CHF 0.23.
3 Proposal of the Board of Directors to the annual general meeting of the Bank for a dividend of CHF 10 million.
Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the >>>Basel Committee on Banking Supervision >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and >>>derivative add-ons.
> Refer to “Swiss leverage ratio” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Swiss capital metrics for further information.
Beginning in the second quarter of 2014, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets previously recorded in the Corporate Center has been allocated to the business divisions. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.
> Refer to “Swiss liquidity requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Regulatory framework for further information.

Non-strategic units
In the fourth quarter of 2013, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. The results are disclosed separately within the divisional results and we have implemented a governance structure to accelerate position and expense reductions. We believe this reporting structure, which clearly delineates between strategic and non-strategic results, enhances the transparency of our financial disclosures while providing increased focus on our strategic businesses within the business divisions and on the Group level.
We decided to retain these non-strategic units within the divisions, rather than establishing a single non-strategic unit, so as to benefit from senior management’s expertise and focus. The non-strategic units have separate management within each division and a clear governance structure through the establishment of a Non-Strategic Oversight Board. As a result, we expect that the establishment of these non-strategic units will drive further reductions in Swiss leverage exposure and >>>risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management, accelerating a move towards a more balanced capital allocation between Investment Banking and Private Banking & Wealth Management, and to allow us to return capital to our shareholders.
Non-strategic activities and positions are defined as:
– activities with significant capital absorption under new regulations and returns below expectations;
– activities with significant leverage exposures identified for de-risking;
– activities no longer feasible or economically attractive under emerging regulatory frameworks;
– assets and liabilities of business activities we are winding down;
– infrastructure associated with activities deemed non-strategic or redundant; and
– other items reported in the Corporate Center, which we do not consider representative of our core performance.
> Refer to “Non-strategic results” in Private Banking & Wealth Management and Investment Banking and “Results overview” in Corporate Center for further information on non-strategic items.
Discontinued operations
The Private Banking & Wealth Management division completed the sale of Customized Fund Investment Group (CFIG) in January 2014 and the sale of the domestic private banking business booked in Germany to ABN AMRO in the third quarter 2014. These transactions qualify for discontinued operations treatment under US generally accepted accounting principles (US GAAP), and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center. Prior periods for the Group’s results have been restated to conform to the current presentation.
Significant litigation matters in 2014
In May 2014, we entered into a comprehensive and final settlement regarding all outstanding US cross-border matters, including agreements with the United States Department of Justice, the New York State Department of Financial Services, the Board of Governors of the Fed and, as announced in the first quarter 2014, the US Securities and Exchange Commission (SEC). The final settlement amount was USD 2,815 million (CHF 2,510 million). In prior periods, we had taken litigation provisions totaling CHF 892 million related to this matter. As a result, a pre-tax litigation settlement charge of CHF 1,618 million was recognized in the second quarter of 2014 in the non-strategic results of the Private Banking & Wealth Management division. The settlement included a guilty plea entered into by our Swiss banking entity, Credit Suisse AG.
In March 2014, we entered into an agreement with the Federal Housing Finance Agency (FHFA) to settle litigation claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, we paid USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against us. This settlement had no impact on our 2014 results as it was covered by provisions recorded in prior periods.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on litigation.
Board of Directors and management changes
At our Annual General Meeting (AGM) in May 2014, shareholders elected Severin Schwan and Sebastian Thrun as new members of the Board of Directors. Walter B. Kielholz and Peter Brabeck-Letmathe, having reached the internal term limits, retired from the Board of Directors at the 2014 AGM. The Chairman, Urs Rohner, and the other existing members of the Board of Directors proposed for re-election were all elected for a further term of one year.
Effective October 17, 2014, Eric Varvel was appointed as Chairman Asia Pacific and Middle East and stepped down from the Executive Board and his position as joint head of the Investment Banking division. James L. Amine and Timothy P. O’Hara were appointed to the Executive Board to jointly lead the Investment Banking division with Gaël de Boissard. James L. Amine will continue to have responsibility for the investment banking department, while Timothy P. O’Hara will continue to head the equities business and his role as President and Chief Executive Officer (CEO) of Credit Suisse Securities USA remains unchanged. Gaël de Boissard will continue to head the fixed income business and his role as CEO of Europe, Middle East and Africa (EMEA) remains unchanged.

Effective October 17, 2014,  Helman Sitohang assumed the role of CEO of Asia Pacific reporting directly to the Group CEO. He will continue to retain his role as head of Investment Banking for Asia Pacific.
On March 10, 2015, we announced that the Board of Directors has appointed Tidjane Thiam as the new CEO of the Group. He will take over this position from Brady W. Dougan, who will step down at the end of June 2015 after eight years as CEO of the Group. Tidjane Thiam currently is Group Chief Executive of Prudential plc, a London-based international financial services group with operations in the US, Asia, Europe and Latin America.
At the AGM on April 24, 2015, Jean-Daniel Gerber, Board member since 2012, and Anton van Rossum, Board member since 2005, will be stepping down from the Board, and the Board will propose Seraina Maag, President and CEO of EMEA for American International Group (AIG), for election as a new member to the Board.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the AGM on April 24, 2015 a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2014. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
Share issuances
We issued 11.0 million new Group shares in connection with share-based compensation awards in 2014.
> Refer to “Additional share information” in V – Consolidated financial statements – Credit Suisse Group – Note 25 – Accumulated other comprehensive income and additional share information for further information on share issuances.
Evolution of legal entity structure
It has been more than a year since we announced the program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements. The program has been prepared in discussion with the Swiss Financial Market Supervisory Authority FINMA (FINMA), our primary regulator, and will address regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks such as Credit Suisse that will facilitate resolution of an institution in the event of a failure. We expect these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. Furthermore, Swiss banking law provides for the possibility of a limited reduction in capital requirements in the event of an improvement in resolvability which this program intends to deliver.
The key components of the program are:
– In Switzerland we continue the process of establishing a subsidiary for our Swiss-booked business, which is planned to become operational in 2016 pending regulatory approval. During 2015, we plan to apply for a Swiss banking license and to incorporate the new legal entity and register it with the Commercial Register of the Canton of Zurich. We expect that the new legal entity structure in Switzerland will not significantly impact either our current business proposition or our client servicing model;
– Our UK operations will remain the hub of our European investment banking business and we are progressing with our plan to consolidate our UK business into a single subsidiary. In 2014, we began to implement the infrastructure changes required to effectuate the consolidation;
– Our US-based businesses will be subject to the Fed rules for Enhanced Prudential Standards for Foreign Banking Organizations. On January 1, 2015, we filed a US Intermediate Holding Company (IHC) implementation plan with the Fed that sets forth our approach to come into compliance with the IHC requirements by the July 2016 deadline. It is anticipated that our US derivatives business will be transferred from Credit Suisse International to Credit Suisse Securities USA LLC;
– In Asia, we are enhancing the infrastructure in our Singapore branch to enable migration of the Asia Pacific derivatives businesses from Credit Suisse International. The transfer of these positions to the Singapore branch has begun and we plan to continue these migrations over the next two years;
– We intend to create a separately capitalized global infrastructure legal entity in Switzerland and a US subsidiary of the IHC, which will contain the Shared Services functions; and
– We expect to issue senior unsecured debt that may qualify for future capital treatment under >>>total loss-absorbing capacity (TLAC) rules from entities linked to (and guaranteed by) the Group holding company to facilitate a Single Point of Entry bail-in resolution strategy in 2015, subject to market conditions.
The program has been approved by the Board of Directors of the Group. It remains subject to final approval by FINMA and other regulators. Implementation of the program is underway, with a number of key components expected to be implemented throughout 2015 and 2016.
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
> Refer to “Funding” in V – Consolidated financial statements – Credit Suisse Group – Note 5 – Segment information for further information.
Fair valuations
>>>Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain >>>commercial paper, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>over-the-counter (OTC) derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>collateralized debt obligation securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2014, 47% and 30% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets recorded as level 3 increased by CHF 4.4 billion during 2014, primarily reflecting the foreign exchange translation impact, mainly in trading assets and loans, and realized and unrealized gains, primarily in trading assets, partially offset by net sales, primarily in other investments.
Our level 3 assets, excluding noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 35.5 billion, compared to CHF 29.8 billion as of the end of 2013. As of the end of 2014, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, unchanged from 2013.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Adoption of funding valuation adjustments
Credit Suisse adopted the application of >>>funding valuation adjustments (FVA) on uncollateralized derivatives in the fourth quarter of 2014 in its Investment Banking division. FVA also apply to collateralized derivatives where the collateral received cannot be used for funding purposes. The banking industry has increasingly moved towards this valuation methodology, which accounts for the funding costs of uncollateralized derivatives at their present value rather than accruing for these costs over the life of the derivatives. The one-time transitional charge at adoption recognized in the Investment Banking division was CHF 279 million in the fourth quarter of 2014.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices and measures designed to reduce systemic risk.
> Refer to “Regulation and supervision” in I – Information on the company for further information.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital, a non-GAAP financial measure, is calculated as the average of 10% of average risk-weighted assets and 2.4% of the average leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for >>>Basel III CET1 capital and leverage ratio.

Core Results
For 2014, net income attributable to shareholders was CHF 1,875 million. Net revenues were CHF 25,815 million and total operating expenses were CHF 22,397 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 6,790 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 3,558 million in 2014.
Results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net interest income	9,055	8,100	7,126	12	14
Commissions and fees	13,058	13,249	12,751	(1)	4
Trading revenues	2,007	2,750	1,162	(27)	137
Other revenues	1,695	1,118	2,212	52	(49)
Net revenues	25,815	25,217	23,251	2	8
of which strategic results	25,126	25,475	25,385	(1)	0
of which non-strategic results	689	(258)	(2,134)	–	(88)
Provision for credit losses	186	167	170	11	(2)
Compensation and benefits	11,310	11,221	12,267	1	(9)
General and administrative expenses	9,526	8,587	7,224	11	19
Commission expenses	1,561	1,738	1,702	(10)	2
Total other operating expenses	11,087	10,325	8,926	7	16
Total operating expenses	22,397	21,546	21,193	4	2
of which strategic results	18,184	18,211	18,962	0	(4)
of which non-strategic results	4,213	3,335	2,231	26	49
Income/(loss) from continuing operations before taxes	3,232	3,504	1,888	(8)	86
of which strategic results	6,790	7,173	6,295	(5)	14
of which non-strategic results	(3,558)	(3,669)	(4,407)	(3)	(17)
Income tax expense	1,405	1,276	465	10	174
Income from continuing operations	1,827	2,228	1,423	(18)	57
Income/(loss) from discontinued operations	102	145	(40)	(30)	–
Net income	1,929	2,373	1,383	(19)	72
Net income attributable to noncontrolling interests	54	47	34	15	38
Net income/(loss) attributable to shareholders	1,875	2,326	1,349	(19)	72
of which strategic results	4,962	5,095	4,803	(3)	6
of which non-strategic results	(3,087)	(2,769)	(3,454)	11	(20)
Statement of operations metrics (%)
Return on regulatory capital [1]	8.1	8.9	–	–	–
Cost/income ratio	86.8	85.4	91.1	–	–
Pre-tax income margin	12.5	13.9	8.1	–	–
Effective tax rate	43.5	36.4	24.6	–	–
Net income margin [2]	7.3	9.2	5.8	–	–
Return on equity (%, annualized)
Return on equity – strategic results	12.2	13.4	–	–	–
Number of employees (full-time equivalents)
Number of employees	45,800	46,000	47,400	0	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 27% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	2014	2013	2012	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	25,126	25,475	25,385	689	(258)	(2,134)	25,815	25,217	23,251
Provision for credit losses	152	91	128	34	76	42	186	167	170
Compensation and benefits	10,550	10,447	11,142	760	774	1,125	11,310	11,221	12,267
Total other operating expenses	7,634	7,764	7,820	3,453	2,561	1,106	11,087	10,325	8,926
Total operating expenses	18,184	18,211	18,962	4,213	3,335	2,231	22,397	21,546	21,193
Income/(loss) from continuing operations before taxes	6,790	7,173	6,295	(3,558)	(3,669)	(4,407)	3,232	3,504	1,888
Income tax expense/(benefit)	1,774	2,031	1,458	(369)	(755)	(993)	1,405	1,276	465
Income/(loss) from continuing operations	5,016	5,142	4,837	(3,189)	(2,914)	(3,414)	1,827	2,228	1,423
Income/(loss) from discontinued operations	0	0	0	102	145	(40)	102	145	(40)
Net income/(loss)	5,016	5,142	4,837	(3,087)	(2,769)	(3,454)	1,929	2,373	1,383
Net income attributable to noncontrolling interests	54	47	34	0	0	0	54	47	34
Net income/(loss) attributable to shareholders	4,962	5,095	4,803	(3,087)	(2,769)	(3,454)	1,875	2,326	1,349
Balance sheet statistics (CHF billion)
Risk-weighted assets – Basel III [1]	268,428	241,680	252,662	15,820	24,423	31,448	284,248	266,103	284,110
Total assets	887,450	821,607	860,136	32,791	47,575	60,038	920,241	869,182	920,174
Swiss leverage exposure	1,138,450	1,030,749	–	75,046	99,856	–	1,213,496	1,130,605	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Results overview
Core Results include the results of our two segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interest (SEI).
Certain reclassifications have been made to prior periods to conform to the current presentation.
> Refer to “Format of presentation and changes in reporting” in Credit Suisse – Information and developments for further information.
Full-year 2014 results
In 2014, Core Results net income attributable to shareholders was CHF 1,875 million, down 19% compared to 2013, and net revenues of CHF 25,815 million increased 2% compared to 2013.
Strategic net revenues were stable at CHF 25,126 million compared to 2013, with slightly lower net revenues for Private Banking & Wealth Management and stable net revenues for Investment Banking. Strategic net revenues for Private Banking & Wealth Management mainly reflected lower net interest income and lower transaction- and performance-based revenues, partially offset by higher other revenues. Strategic net revenues for Investment Banking were stable, as higher results in our fixed income sales and trading and underwriting and advisory franchises were offset by lower results in equity sales and trading.
In our non-strategic businesses, net revenues of CHF 689 million in 2014 improved from negative net revenues of CHF 258 million in 2013. An improvement in Corporate Center mainly reflected fair value gains of CHF 545 million from movements in own credit spreads in 2014 compared to fair value losses from movements in own credit spreads of CHF 315 million in 2013 and gains on sales of real estate of CHF 414 million in 2014 compared to CHF 68 million in 2013. The improvement in Corporate Center was partially offset by a decrease in Private Banking & Wealth Management, primarily reflecting the winding-down of non-strategic operations during 2014, as well as lower gains from sales of businesses, and higher negative net revenues in Investment Banking, reflecting the recognition of >>>FVA of CHF 171 million, which was partially offset by better results and lower funding costs from proactive management of both our legacy debt instruments and trading assets.
Provision for credit losses of CHF 186 million reflected net provisions of CHF 123 million in Private Banking & Wealth Management and CHF 61 million in Investment Banking.
Total operating expenses of CHF 22,397 million increased 4% compared to 2013, primarily reflecting 11% higher general and administrative expenses. In our strategic businesses, total operating expenses were stable at CHF 18,184 million. In our non-strategic businesses, total operating expenses of CHF 4,213 million increased 26% compared to 2013, reflecting a 37% increase in general and administrative expenses, primarily driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on litigation.

Strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	25,126	25,475	25,385	(1)	0
Provision for credit losses	152	91	128	67	(29)
Compensation and benefits	10,550	10,447	11,142	1	(6)
General and administrative expenses	6,128	6,098	6,199	0	(2)
Commission expenses	1,506	1,666	1,621	(10)	3
Total other operating expenses	7,634	7,764	7,820	(2)	(1)
Total operating expenses	18,184	18,211	18,962	0	(4)
Income from continuing operations before taxes	6,790	7,173	6,295	(5)	14
Income tax expense	1,774	2,031	1,458	(13)	39
Net income	5,016	5,142	4,837	(2)	6
Net income attributable to noncontrolling interests	54	47	34	15	38
Net income attributable to shareholders	4,962	5,095	4,803	(3)	6
Statement of operations metrics (%)
Return on regulatory capital [1]	18.3	19.9	–	–	–
Cost/income ratio	72.4	71.5	74.7	–	–
Pre-tax income margin	27.0	28.2	24.8	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [2]	268,428	241,680	252,662	11	(4)
Total assets	887,450	821,607	860,136	8	(4)
Swiss leverage exposure	1,138,450	1,030,749	–	10	–
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Core Results reporting by region
	in			% change
	2014	2013	2012	14 / 13	13 / 12
Net revenues (CHF million)
Switzerland	6,750	7,224	7,400	(7)	(2)
EMEA	5,687	6,180	6,737	(8)	(8)
Americas	9,471	9,567	9,507	(1)	1
Asia Pacific	3,244	3,036	2,388	7	27
Corporate Center	663	(790)	(2,781)	–	(72)
Net revenues	25,815	25,217	23,251	2	8
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	2,326	2,463	2,544	(6)	(3)
EMEA	364	641	872	(43)	(26)
Americas	360	1,085	2,512	(67)	(57)
Asia Pacific	868	770	(151)	13	–
Corporate Center	(686)	(1,455)	(3,889)	(53)	(63)
Income from continuing operations before taxes	3,232	3,504	1,888	(8)	86
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

The Core Results effective tax rate was 43.5% in 2014, compared to 36.4% in 2013. The effective tax rate for full-year 2014 was mainly impacted by the geographical mix of results, the tax benefits for audit closures and tax settlements, the recognition of additional deferred tax assets relating to timing differences following certain changes in Swiss GAAP as well as the reassessment of deferred tax balances in Switzerland following the annual business plan process. It also reflected changes in valuation allowances against deferred tax assets mainly in the UK. In addition, the tax rate was negatively affected by the impact of a change in New York state tax law and reflected the impact relating to the non-deductible portion for litigation provisions and litigation settlements. Overall, net deferred tax assets increased CHF 239 million to CHF 6,030 million during 2014.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Full-year 2013 results
In 2013, Core Results net income attributable to shareholders was CHF 2,326 million, up 72% compared to 2012, and net revenues of CHF 25,217 million increased 8% compared to 2012.
Strategic net revenues were stable at CHF 25,475 million compared to 2012, with stable net revenues for Private Banking & Wealth Management, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and other revenues. Strategic net revenues for Investment Banking were stable, reflecting decreased revenues in fixed income sales and trading and advisory revenues, offset by increased revenues in equity sales and trading and debt and equity underwriting.
In our non-strategic businesses, negative net revenues of CHF 258 million in 2013 improved from negative net revenues of CHF 2,134 million in 2012. An improvement in Corporate Center mainly reflected fair value losses of CHF 315 million from movements in own credit spreads in 2013 compared to fair value losses from movements in own credit spreads of CHF 2,939 million in 2012. Improved results in Investment Banking were driven by portfolio valuation gains and lower funding costs, while a decrease in Private Banking & Wealth Management reflected lower gains on sales of businesses and lower fee-based revenues resulting from those sales.
Provision for credit losses of CHF 167 million reflected net provisions of CHF 152 million in Private Banking & Wealth Management and CHF 13 million in Investment Banking.
Total operating expenses of CHF 21,546 million increased 2% compared to 2012, primarily reflecting 19% higher general and administrative expenses, partially offset by 9% lower compensation and benefits. In our strategic businesses, total operating expenses of CHF 18,211 million decreased 4% from 2012, mainly reflecting lower compensation and benefits, driven by lower deferred compensation expense from prior-year awards and lower salary expenses, reflecting lower headcount. In our non-strategic businesses, total operating expenses of CHF 3,335 million increased 49% from 2012, primarily reflecting higher general and administrative expenses, partially offset by a decrease in compensation and benefits. The increase in general and administrative expenses was primarily due to substantially higher litigation provisions in Investment Banking and Private Banking & Wealth Management. In 2013, we recorded provisions of CHF 1,223 million in connection with mortgage-related matters, including in connection with the agreement with the FHFA on March 21, 2014 to settle certain litigation relating to mortgage-backed securities, and CHF 600 million in connection with the US cross-border matters, including CHF 175 million in connection with the settlement with the SEC in February 2014.
The Core Results effective tax rate was 36.4% in 2013, compared to 24.6% in 2012. The effective tax rate for full-year 2013 was mainly impacted by the geographical mix of results, an increase and a reassessment in deferred tax balances in Switzerland and also reflected changes in valuation allowances against deferred tax assets mainly in the UK. In addition, the tax charge was negatively affected by the impact of the change in UK corporation tax from 23% to 20%. Overall, net deferred tax assets decreased CHF 1,181 million to CHF 5,791 million during 2013.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

Non-strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	689	(258)	(2,134)	–	(88)
Provision for credit losses	34	76	42	(55)	81
Compensation and benefits	760	774	1,125	(2)	(31)
Total other operating expenses	3,453	2,561	1,106	35	132
Total operating expenses	4,213	3,335	2,231	26	49
Loss from continuing operations before taxes	(3,558)	(3,669)	(4,407)	(3)	(17)
Income tax benefit	(369)	(755)	(993)	(51)	(24)
Loss from continuing operations	(3,189)	(2,914)	(3,414)	9	(15)
Income/(loss) from discontinued operations	102	145	(40)	(30)	–
Loss attributable to shareholders	(3,087)	(2,769)	(3,454)	11	(20)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,820	24,423	31,448	(35)	(22)
Total assets	32,791	47,575	60,038	(31)	(21)
Swiss leverage exposure	75,046	99,856	–	(25)	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Information and developments
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and from the settlement of these awards through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards.
> Refer to “Compensation” in IV – Corporate Governance and Compensation for further information.
> Refer to “Consolidated statements of changes in equity” and “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 27 – Tax in V – Consolidated financial statements – Credit Suisse Group for further information.
Personnel
Headcount at the end of 2014 was 45,800, down 200 from the end of 2013. This reflected headcount reductions in connection with our cost efficiency initiatives in Investment Banking and Private Banking & Wealth Management, partially offset by graduate hiring and contractor employee conversion.
> Refer to “Overview” in IV – Corporate Governance and Compensation – Corporate Governance for additional information on personnel.

Overview of Core Results

	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results					[1]	of which strategic results					of which non-strategic results
in / end of	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014		2013		2012		2014		2013		2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	12,637	13,442	13,474	12,515	12,565	12,558	663	(790)	(2,781)	25,815		25,217		23,251		25,126		25,475		25,385	689	(258)	(2,134)
Provision for credit losses	123	152	182	61	13	(12)	2	2	0	186		167		170		152		91		128	34	76	42
Compensation and benefits	4,984	5,331	5,561	5,649	5,435	6,070	677	455	636	11,310		11,221		12,267		10,550		10,447		11,142	760	774	1,125
General and administrative expenses	4,768	3,914	3,209	4,090	4,477	3,551	668	196	464	9,526		8,587		7,224		6,128		6,098		6,199	3,398	2,489	1,025
Commission expenses	674	805	747	885	921	947	2	12	8	1,561		1,738		1,702		1,506		1,666		1,621	55	72	81
Total other operating expenses	5,442	4,719	3,956	4,975	5,398	4,498	670	208	472	11,087		10,325		8,926		7,634		7,764		7,820	3,453	2,561	1,106
Total operating expenses	10,426	10,050	9,517	10,624	10,833	10,568	1,347	663	1,108	22,397		21,546		21,193		18,184		18,211		18,962	4,213	3,335	2,231
Income/(loss) from continuing operations before taxes	2,088	3,240	3,775	1,830	1,719	2,002	(686)	(1,455)	(3,889)	3,232		3,504		1,888		6,790		7,173		6,295	(3,558)	(3,669)	(4,407)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	1,405		1,276		465		1,774		2,031		1,458	(369)	(755)	(993)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	1,827		2,228		1,423		5,016		5,142		4,837	(3,189)	(2,914)	(3,414)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	102		145		(40)		0		0		0	102	145	(40)
Net income/(loss)	–	–	–	–	–	–	–	–	–	1,929		2,373		1,383		5,016		5,142		4,837	(3,087)	(2,769)	(3,454)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	54		47		34		54		47		34	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	1,875		2,326		1,349		4,962		5,095		4,803	(3,087)	(2,769)	(3,454)
Statement of operations metrics (%)
Return on regulatory capital	15.4	25.6	–	7.7	6.7	–	–	–	–	8.1	[2]	8.9	[2]	–		18.3	[3]	19.9	[3]	–	–	–	–
Cost/income ratio	82.5	74.8	70.6	84.9	86.2	84.2	–	–	–	86.8		85.4		91.1		72.4		71.5		74.7	–	–	–
Pre-tax income margin	16.5	24.1	28.0	14.6	13.7	15.9	–	–	–	12.5		13.9		8.1		27.0		28.2		24.8	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	43.5		36.4		24.6		26.1		28.3		23.2	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	7.3		9.2		5.8		19.7		20.0		18.9	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [4]	108,261	95,507	96,665	159,815	155,290	170,855	16,172	15,306	16,590	284,248		266,103		284,110		268,428		241,680		252,662	15,820	24,423	31,448
Total assets	345,949	316,491	308,230	529,044	519,712	578,495	45,248	32,979	33,449	920,241		869,182		920,174		887,450		821,607		860,136	32,791	47,575	60,038
Swiss leverage exposure	380,602	347,784	–	785,836	744,220	–	47,058	38,601	–	1,213,496		1,130,605		–		1,138,450		1,030,749		–	75,046	99,856	–
Net loans	238,124	215,713	207,702	34,402	31,319	34,501	25	22	20	272,551		247,054		242,223		–		–		–	–	–	–
Goodwill	2,314	2,164	2,409	6,330	5,835	5,980	–	–	–	8,644		7,999		8,389		–		–		–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 27% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

3
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

4 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of more than CHF 4.5 billion by the end of 2015, of which about CHF 3.5 billion of adjusted annualized savings were delivered as of the end of 2014. This target is measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the targeted future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the rationalization of internal and external services with front-to-back and regional optimization and more effective demand management.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits mainly from the wind-down of non-strategic operations, the rationalization and further offshoring of support functions, increasing automation and platform consolidation.
Within Investment Banking, we expect to deliver cost benefits from infrastructure initiatives, continued progress on the restructuring of our macro businesses and the exit of certain businesses.
We expect to incur approximately CHF 0.3 billion of costs associated with these measures during the course of 2015. We incurred CHF 608 million of business realignment costs and CHF 293 million of IT architecture simplification expenses associated with these measures in 2014, compared to CHF 484 million and CHF 128 million, respectively, in 2013.
In addition to the above cost saving targets for 2015, we are targeting a further CHF 200 million of annualized cost savings to be achieved by the end of 2017. We expect to incur CHF 200 million of costs associated with these measures during the course of 2015 to 2017.
As of the end of 2014, total assets for the Group were CHF 921.4 billion, up CHF 48.6 billion, or 6%, from 2013. Excluding the foreign exchange translation impact, total assets decreased CHF 13.8 billion, reflecting measures taken in connection with our announced balance sheet reduction initiative.
> Refer to “Strategy” in I – Information on the company for further information.
64 / 65

Key performance indicators
Our historical key performance indicators (KPIs) are provided in the table below. Our stated KPIs are measured on the basis of reported results. We believe the execution of our strategic initiatives, including the run-off of non-strategic operations, will enable us to achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.
Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction.
Additionally, within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. >>>Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues.
Key performance indicators
Our KPIs are targets to be achieved over a three- to five-year period across market cycles. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.
in / end of	Target	2014	2013	2012
Growth (%)
Collaboration revenues	18–20% of net revenues	16.7	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs peer group	(5.6)	26.0	4.8
Total shareholder return of peer group [1,2]	–	(0.7)	34.3	52.8
Return on equity attributable to shareholders	Above 15%	4.4	5.7	3.9
Core Results cost/income ratio	Below 70%	86.8	85.4	91.1
Capital (%)
Look-through CET1 ratio [3]	11%	10.1	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value as of the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Updated in the second quarter of 2014 from a previous target of a look-through Swiss Core Capital ratio above 10%.

Private Banking & Wealth Management
For 2014, we reported income before taxes of CHF 2,088 million and net revenues of CHF 12,637 million.
In our strategic businesses, we reported income before taxes of CHF 3,726 million and net revenues of CHF 12,108 million. Compared to 2013, income before taxes increased 3% with lower operating expenses partially offset by lower net revenues. The decrease in net revenues mainly reflected lower net interest income and significantly lower performance fees, partially offset by higher other revenues driven by a lower impairment related to an equity investment, a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear. Operating expenses were 5% lower, reflecting lower compensation and benefits and slightly lower general and administrative expenses from our ongoing efficiency measures.
In our non-strategic businesses, we reported a loss before taxes of CHF 1,638 million, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. In 2013, we reported a loss before taxes of CHF 387 million, including litigation provisions in connection with the US cross-border matters, partially offset by gains from the sale of former Asset Management businesses.
In 2014, assets under management for the division were CHF 1,377.3 billion and we attracted net new assets of CHF 28.2 billion.
Divisional results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	12,637	13,442	13,474	(6)	0
of which strategic results	12,108	12,434	12,343	(3)	1
of which non-strategic results	529	1,008	1,131	(48)	(11)
Provision for credit losses	123	152	182	(19)	(16)
Compensation and benefits	4,984	5,331	5,561	(7)	(4)
General and administrative expenses	4,768	3,914	3,209	22	22
Commission expenses	674	805	747	(16)	8
Total other operating expenses	5,442	4,719	3,956	15	19
Total operating expenses	10,426	10,050	9,517	4	6
of which strategic results	8,270	8,725	8,830	(5)	(1)
of which non-strategic results	2,156	1,325	687	63	93
Income/(loss) before taxes	2,088	3,240	3,775	(36)	(14)
of which strategic results	3,726	3,627	3,374	3	7
of which non-strategic results	(1,638)	(387)	401	323	–
Statement of operations metrics (%)
Return on regulatory capital [1]	15.4	25.6	–	–	–
Cost/income ratio	82.5	74.8	70.6	–	–
Pre-tax income margin	16.5	24.1	28.0	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,551	9,792	10,209	(2)	(4)
Pre-tax return on average economic risk capital (%) [2]	22.4	33.7	37.6	–	–
Assets under management (CHF billion)
Assets under management	1,377.3	1,282.4	1,250.8	7.4	2.5
Net new assets	28.2	32.1	10.8	(12.1)	197.2
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,100	26,000	27,300	0	(5)
Number of relationship managers	4,260	4,330	4,550	(2)	(5)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Net revenue detail (CHF million)
Net interest income	3,924	4,252	4,551	(8)	(7)
Recurring commissions and fees	4,772	4,956	4,797	(4)	3
Transaction- and performance-based revenues	3,657	3,967	3,678	(8)	8
Other revenues [1]	284	267	448	6	(40)
Net revenues	12,637	13,442	13,474	(6)	0
Provision for credit losses (CHF million)
New provisions	216	281	316	(23)	(11)
Releases of provisions	(93)	(129)	(134)	(28)	(4)
Provision for credit losses	123	152	182	(19)	(16)
Balance sheet statistics (CHF million)
Net loans	238,124	215,713	207,702	10	4
of which Wealth Management Clients	167,516	149,728	144,856	12	3
of which Corporate & Institutional Clients	68,590	62,446	58,877	10	6
Deposits	303,576	288,770	276,571	5	4
of which Wealth Management Clients	219,490	208,210	203,376	5	2
of which Corporate & Institutional Clients	80,291	74,459	65,849	8	13
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 2014, the cost/income ratio was 82.5%, up eight percentage points compared to 2013 and up twelve percentage points compared to 2012. The cost/income ratio for our strategic results was 68.3% in 2014, down two percentage points compared to 2013 and down three percentage points compared to 2012.
We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 2014, the growth rates in Wealth Management Clients and Asset Management were 3.5% and 1.1%, respectively.
> Refer to “Key performance indicators” in Core Results – Information and developments for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	2014	2013	2012	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	12,108	12,434	12,343	529	1,008	1,131	12,637	13,442	13,474
Provision for credit losses	112	82	139	11	70	43	123	152	182
Compensation and benefits	4,775	5,027	5,186	209	304	375	4,984	5,331	5,561
Total other operating expenses	3,495	3,698	3,644	1,947	1,021	312	5,442	4,719	3,956
Total operating expenses	8,270	8,725	8,830	2,156	1,325	687	10,426	10,050	9,517
Income/(loss) before taxes	3,726	3,627	3,374	(1,638)	(387)	401	2,088	3,240	3,775
Balance sheet statistics (CHF billion)
Risk-weighted assets – Basel III	102,407	89,428	88,937	5,854	6,079	7,728	108,261	95,507	96,665
Total assets	335,382	295,799	284,263	10,567	20,692	23,967	345,949	316,491	308,230
Swiss leverage exposure	369,355	326,195	–	11,247	21,589	–	380,602	347,784	–
Strategic results
Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
Full-year 2014 results
In 2014, our strategic businesses reported income before taxes of CHF 3,726 million and net revenues of CHF 12,108 million. Net revenues were slightly lower compared to 2013, with lower net interest income and lower transaction- and performance-based revenues partially offset by higher other revenues. Recurring commissions and fees were stable. Provision for credit losses was CHF 112 million in 2014, compared to CHF 82 million in 2013, on a net loan portfolio of CHF 236 billion. Total operating expenses were lower compared to 2013, reflecting lower compensation and benefits, lower commission expenses and slightly lower general and administrative expenses.
Full-year 2013 results
In 2013, our strategic businesses reported income before taxes of CHF 3,627 million and net revenues of CHF 12,434 million. Net revenues were stable compared to 2012, with higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and lower other revenues. Provision for credit losses was CHF 82 million in 2013, compared to CHF 139 million in 2012, on a net loan portfolio of CHF 212 billion. Total operating expenses were stable compared to 2012, reflecting slightly lower compensation and benefits offset by higher commission expenses.
Capital metrics
At the end of 2014, our strategic businesses reported >>>risk-weighted assets under >>>Basel III of CHF 102 billion, an increase of CHF 13 billion compared to the end of 2013. This increase was driven by methodology changes, increases in risk levels due to business growth and foreign exchange movements. Swiss leverage exposure was CHF 369 billion, reflecting an increase of 13% compared to the end of 2013.

Strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net interest income	3,870	4,155	4,438	(7)	(6)
Recurring commissions and fees	4,601	4,554	4,329	1	5
Transaction- and performance-based revenues	3,587	3,818	3,482	(6)	10
Other revenues	50	(93)	94	–	–
Net revenues	12,108	12,434	12,343	(3)	1
New provisions	186	210	274	(11)	(23)
Releases of provisions	(74)	(128)	(135)	(42)	(5)
Provision for credit losses	112	82	139	37	(41)
Compensation and benefits	4,775	5,027	5,186	(5)	(3)
General and administrative expenses	2,847	2,938	2,963	(3)	(1)
Commission expenses	648	760	681	(15)	12
Total other operating expenses	3,495	3,698	3,644	(5)	1
Total operating expenses	8,270	8,725	8,830	(5)	(1)
Income before taxes	3,726	3,627	3,374	3	7
of which Wealth Management Clients	2,260	2,050	1,971	10	4
of which Corporate & Institutional Clients	917	965	941	(5)	3
of which Asset Management	549	612	462	(10)	32
Statement of operations metrics (%)
Return on regulatory capital [1]	29.0	30.7	–	–	–
Cost/income ratio	68.3	70.2	71.5	–	–
Pre-tax income margin	30.8	29.2	27.3	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	102,407	89,428	88,937	15	1
Total assets	335,382	295,799	284,263	13	4
Swiss leverage exposure	369,355	326,195	–	13	–
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Results detail
The following provides a comparison of our 2014 strategic results versus 2013 and 2013 results versus 2012.
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.
2014 vs 2013: Down 3% from CHF 12,434 million to CHF 12,108 million
Net revenues were slightly lower with lower net interest income and lower transaction- and performance-based revenues partially offset by higher other revenues. In a low interest rate environment, lower net interest income primarily reflected significantly lower deposit margins on slightly higher average deposit volumes, partially offset by stable loan margins on higher average loan volumes. Lower transaction- and performance-based revenues reflected significantly lower performance fees and lower foreign exchange client business, partially offset by higher corporate advisory fees arising from integrated solutions revenues. Other revenues increased, mainly reflecting a lower impairment related to Asset Management Finance LLC (AMF) in 2014, the gain on the sale of the local affluent and upper affluent business in Italy and the gain related to the partial sale of our investment in Euroclear, mostly recorded in Wealth Management Clients with the remainder in Corporate & Institutional Clients. Recurring commissions and fees were stable with higher discretionary mandate management fees and higher investment account and services fees offset by lower investment product management fees.

2013 vs 2012: Stable at CHF 12,434 million
Net revenues were stable, with higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and lower other revenues. Higher transaction- and performance-based revenues reflected higher revenues across all major revenue categories, primarily higher performance fees and carried interest as well as higher brokerage and product issuing fees. Higher recurring commissions and fees mainly reflected higher investment account and service fees as well as higher asset management fees. Lower net interest income reflected significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes. Other revenues decreased mainly due to a decrease in investment-related gains and equity participations gains, mainly due to a gain of CHF 45 million in 2012 from the sale of Wincasa.
Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
2014 vs 2013: Up 37% from CHF 82 million to CHF 112 million
Wealth Management Clients recorded net provisions of CHF 60 million and Corporate & Institutional Clients recorded net provisions of CHF 52 million. The increase in provision for credit losses compared to 2013 is mainly due to higher releases of provisions in 2013 in Corporate & Institutional Clients. The net loan portfolio increased from CHF 212.2 billion to CHF 236.1 billion.
2013 vs 2012: Down 41% from CHF 139 million to CHF 82 million
Provision for credit losses of CHF 82 million was down CHF 57 million compared to 2012. Provision for credit losses reflected net provisions of CHF 78 million in Wealth Management Clients and CHF 4 million in Corporate & Institutional Clients.
Operating expenses
Compensation and benefits
2014 vs 2013: Down 5% from CHF 5,027 million to CHF 4,775 million
Lower compensation and benefits mainly reflected lower salary expenses as a result of the ongoing cost efficiency measures.
2013 vs 2012: Down 3% from CHF 5,186 million to CHF 5,027 million
Compensation and benefits decreased slightly, driven by lower salary expenses, reflecting lower headcount.
General and administrative expenses
2014 vs 2013: Down 3% from CHF 2,938 million to CHF 2,847 million
Slightly lower general and administrative expenses mainly reflected lower infrastructure and occupancy expenses and slightly lower travel and entertainment expenses, partially offset by higher professional services fees and higher litigation provisions.
2013 vs 2012: Stable at CHF 2,938 million
General and administrative expenses were stable and included higher expense provisions, higher professional services and lower travel and entertainment expenses.
Wealth Management Clients
Net revenues
Net interest income
2014 vs 2013: Down 9% from CHF 3,050 million to CHF 2,784 million
The decrease in net interest income reflected significantly lower deposit margins on stable average deposit volumes, slightly lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding.
2013 vs 2012: Down 7% from CHF 3,268 million to CHF 3,050 million
The decrease in net interest income reflected significantly lower deposit margins on slightly higher average deposit volumes and slightly lower loan margins on higher average loan volumes.
Recurring commissions and fees
2014 vs 2013: Stable at CHF 2,967 million
Recurring commissions and fees were stable with higher discretionary mandate management fees and higher investment account and services fees offset by lower investment product management fees.
2013 vs 2012: Up 5% from CHF 2,811 million to CHF 2,956 million
The increase reflected higher revenues across all major revenue categories, primarily higher investment account and services fees, driven by higher investment advisory fees and higher security account fees.
Transaction- and performance-based revenues
2014 vs 2013: Stable at CHF 2,442 million
Transaction- and performance-based revenues were stable with significantly higher corporate advisory fees, higher placement and transaction fees and higher brokerage and product issuing fees, offset by lower foreign exchange client business and significantly lower performance fees from Hedging-Griffo.
2013 vs 2012: Up 4% from CHF 2,355 million to CHF 2,438 million
Higher transaction- and performance-based revenues reflected higher brokerage and product issuing fees, primarily in equities and funds, higher equity participations income and higher foreign exchange client business.

Results – Wealth Management Clients
	in					% change
	2014		2013	2012		14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	8,286		8,444	8,475		(2)	0
Provision for credit losses	60		78	110		(23)	(29)
Total operating expenses	5,966		6,316	6,394		(6)	(1)
Income before taxes	2,260		2,050	1,971		10	4
Statement of operations metrics (%)
Cost/income ratio	72.0		74.8	75.4		–	–
Pre-tax income margin	27.3		24.3	23.3		–	–
Net revenue detail (CHF million)
Net interest income	2,784		3,050	3,268		(9)	(7)
Recurring commissions and fees	2,967		2,956	2,811		0	5
Transaction- and performance-based revenues	2,442		2,438	2,355		0	4
Other revenues	93	[1]	0	41	[2]	–	(100)
Net revenues	8,286		8,444	8,475		(2)	0
Gross and net margin on assets under management (bp)
Net interest income	33		38	44		–	–
Recurring commissions and fees	36		38	38		–	–
Transaction- and performance-based revenues	29		31	32		–	–
Other revenues	1		0	0		–	–
Gross margin [3]	99		107	114		–	–
Net margin [4]	27		26	27		–	–
Number of relationship managers
Switzerland	1,670		1,590	1,630		5	(2)
EMEA	1,030		1,180	1,300		(13)	(9)
Americas	540		560	620		(4)	(10)
Asia Pacific	490		440	440		11	0
Number of relationship managers	3,730		3,770	3,990		(1)	(6)
1 Reflects a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear.
2 Reflects gains related to the sale of a business from the integration of Clariden Leu in 2012.
3 Net revenues divided by average assets under management.
4 Income before taxes divided by average assets under management.
Gross margin
Our gross margin was 99 basis points in 2014, eight basis points lower compared to 2013, mainly reflecting a 5.7% increase in average assets under management and the continued adverse interest rate environment.
Net margin
Our net margin was 27 basis points in 2014, one basis point higher compared to 2013, reflecting lower operating expenses and the gains from the sales, partially offset by the 5.7% increase in average assets under management and lower net interest income.

Assets under management – Wealth Management Clients
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Assets under management by region (CHF billion)
Switzerland	290.0	270.9	243.5	7.1	11.3
EMEA	244.5	231.3	243.2	5.7	(4.9)
Americas	196.5	172.9	164.5	13.6	5.1
Asia Pacific	143.5	115.6	106.8	24.1	8.2
Assets under management	874.5	790.7	758.0	10.6	4.3
Average assets under management (CHF billion)
Average assets under management	833.0	788.2	741.2	5.7	6.3
Assets under management by currency (CHF billion)
USD	361.4	306.1	286.4	18.1	6.9
EUR	153.6	152.6	149.0	0.7	2.4
CHF	194.9	187.1	184.6	4.2	1.4
Other	164.6	144.9	138.0	13.6	5.0
Assets under management	874.5	790.7	758.0	10.6	4.3
Net new assets by region (CHF billion)
Switzerland	5.7	0.9	2.3	–	(60.9)
EMEA	1.9	1.8	(2.0)	5.6	–
Americas	2.6	4.7	10.2	(44.7)	(53.9)
Asia Pacific	17.3	11.5	10.1	50.4	13.9
Net new assets	27.5	18.9	20.6	45.5	(8.3)
Growth in assets under management (CHF billion)
Net new assets	27.5	18.9	20.6	–	–
Other effects	56.3	13.8	27.9	–	–
of which market movements	22.9	40.2	47.4	–	–
of which currency	39.0	(17.6)	(12.4)	–	–
of which other	(5.6)	(8.8)	(7.1)	–	–
Growth in assets under management	83.8	32.7	48.5	–	–
Growth in assets under management (%)
Net new assets	3.5	2.5	2.9	–	–
Other effects	7.1	1.8	3.9	–	–
Growth in assets under management	10.6	4.3	6.8	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
2014 vs 2013: Down 2% from CHF 1,105 million to CHF 1,086 million
The decrease reflected significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes.
2013 vs 2012: Down 6% from CHF 1,170 million to CHF 1,105 million
The decrease reflected significantly lower deposit margins and higher loan margins on higher average deposit and loan volumes.
Recurring commissions and fees
2014 vs 2013: Up 2% from CHF 451 million to CHF 460 million
The increase reflected slightly higher banking services and higher discretionary mandate management fees, partially offset by lower investment product management fees, mainly from lower funds management fees.
2013 vs 2012: Stable at CHF 451 million
Recurring commissions and fees were stable. Higher investment account and services fees, primarily from custody services, were offset by lower investment product management fees, mainly from lower funds management fees.
Transaction- and performance-based revenues
2014 vs 2013: Stable at CHF 453 million
Transaction- and performance-based revenues were stable with higher corporate advisory fees offset by lower sales and trading income.
2013 vs 2012: Stable at CHF 455 million
Stable transaction- and performance-based revenues reflected higher foreign exchange client business, offset by lower revenues from integrated solutions and lower sales and trading income.
Results – Corporate & Institutional Clients
	in					% change
	2014		2013	2012		14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	1,973		1,996	2,064		(1)	(3)
Provision for credit losses	52		4	29		–	(86)
Total operating expenses	1,004		1,027	1,094		(2)	(6)
Income before taxes	917		965	941		(5)	3
Statement of operations metrics (%)
Cost/income ratio	50.9		51.5	53.0		–	–
Pre-tax income margin	46.5		48.3	45.6		–	–
Net revenue detail (CHF million)
Net interest income	1,086		1,105	1,170		(2)	(6)
Recurring commissions and fees	460		451	448		2	1
Transaction- and performance-based revenues	453		455	457		0	0
Other revenues [1]	(26)	[2]	(15)	(11)	[3]	73	36
Net revenues	1,973		1,996	2,064		(1)	(3)
Number of relationship managers
Number of relationship managers (Switzerland)	530		560	560		(5)	0
1 Includes fair value losses of CHF 35 million, CHF 15 million and CHF 35 million on the Clock Finance transaction in 2014, 2013 and 2012, respectively.
2 Includes a gain of CHF 9 million related to the partial sale of an investment in Euroclear.
3 Includes gains of CHF 25 million related to a recovery case.

Asset Management
Net revenues
Fee-based revenues
2014 vs 2013: Down 10% from CHF 2,017 million to CHF 1,818 million
The decrease reflected significantly lower performance fees from Hedging-Griffo and lower performance fees from single manager hedge funds, partially offset by higher equity participations income and slightly higher asset management fees driven by higher fees from our alternatives business.
2013 vs 2012: Up 20% from CHF 1,675 million to CHF 2,017 million
The increase primarily reflected higher performance fees, asset management fees and private equity placement fees. Higher performance fees were recognized primarily from single manager hedge funds and Hedging-Griffo. The higher asset management fees, primarily in our alternatives business, reflected higher average assets under management driven in part by net new assets of CHF 15.0 billion for 2013.
Results – Asset Management
	in			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	1,849	1,994	1,804	(7)	11
Provision for credit losses	0	0	0	–	–
Total operating expenses	1,300	1,382	1,342	(6)	3
Income before taxes	549	612	462	(10)	32
Statement of operations metrics (%)
Cost/income ratio	70.3	69.3	74.4	–	–
Pre-tax income margin	29.7	30.7	25.6	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	1,174	1,147	1,070	2	7
Transaction- and performance-based revenues	692	925	670	(25)	38
Other revenues	(17)	(78)	64	(78)	–
Net revenues	1,849	1,994	1,804	(7)	11
Net revenue detail by type (CHF million)
Asset management fees	1,174	1,147	1,070	2	7
Placement, transaction and other fees	262	284	223	(8)	27
Performance fees and carried interest	309	542	346	(43)	57
Equity participations income	73	44	36	66	22
Fee-based revenues	1,818	2,017	1,675	(10)	20
Investment-related gains/(losses)	21	52	139	(60)	(63)
Equity participations and other gains/(losses)	(1)	(86)	(7)	(99)	–
Other revenues [1]	11	11	(3)	0	–
Net revenues	1,849	1,994	1,804	(7)	11
Fee-based margin on assets under management (bp)
Fee-based margin [2]	48	58	52	–	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Investment-related gains/(losses)
2014 vs 2013: Down 60% from CHF 52 million to CHF 21 million
The gains of CHF 21 million reflected gains in hedge fund investments and the real estate sector.
2013 vs 2012: Down 63% from CHF 139 million to CHF 52 million
The gains of CHF 52 million in 2013 and CHF 139 million in 2012 primarily reflected gains in hedge fund investments and the real estate sector.
Equity participations and other gains/(losses)
2014 vs 2013: Up from CHF (86) million to CHF (1) million
In 2014, we recognized impairments of CHF 4 million related to AMF, partially offset by a gain from the sale of an equity stake in a joint venture. In 2013 we recognized impairments of CHF 86 million related to AMF.
2013 vs 2012: Down from CHF (7) million to CHF (86) million
In 2013, we recognized impairments of CHF 86 million related to AMF. The loss of CHF 7 million in 2012 primarily reflected impairment charges of CHF 61 million related to AMF, partially offset by a gain of CHF 45 million from the sale of Wincasa.
Assets under management – Asset Management
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Assets under management (CHF billion)
Hedge funds	27.8	29.8	24.8	(6.7)	20.2
Private equity	1.2	0.6	0.4	100.0	50.0
Real estate & commodities	51.5	50.5	48.6	2.0	3.9
Credit	38.0	30.0	23.8	26.7	26.1
Index strategies	88.7	75.1	64.0	18.1	17.3
Multi-asset class solutions	108.8	104.0	103.1	4.6	0.9
Fixed income & equities	53.0	54.4	55.2	(2.6)	(1.4)
Other	19.5	7.9	5.4	146.8	46.3
Assets under management [1]	388.5	352.3	325.3	10.3	8.3
Average assets under management (CHF billion)
Average assets under management	375.4	346.3	320.1	8.4	8.2
Assets under management by currency (CHF billion)
USD	91.9	74.9	63.0	22.7	18.9
EUR	50.0	50.5	42.2	(1.0)	19.7
CHF	213.0	196.4	192.9	8.5	1.8
Other	33.6	30.5	27.2	10.2	12.1
Assets under management	388.5	352.3	325.3	10.3	8.3
Growth in assets under management (CHF billion)
Net new assets [2]	3.7	15.0	(8.3)	–	–
Other effects	32.5	12.0	14.6	–	–
of which market movements	19.1	17.7	24.2	–	–
of which currency	9.5	(5.5)	(4.6)	–	–
of which other	3.9	(0.2)	(5.0)	–	–
Growth in assets under management	36.2	27.0	6.3	–	–
Growth in assets under management (%)
Net new assets	1.1	4.6	(2.6)	–	–
Other effects	9.2	3.7	4.6	–	–
Growth in assets under management	10.3	8.3	2.0	–	–
Principal investments (CHF billion)
Principal investments	1.3	0.9	1.1	44.4	(18.2)
1 Excludes our portion of assets under management from our equity participation in Aberdeen.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results
Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the final settlement of all outstanding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014.
Full-year 2014 results
For 2014, our non-strategic businesses reported a loss before taxes of CHF 1,638 million compared to a loss before taxes of CHF 387 million in 2013. Net revenues of CHF 529 million were significantly lower than the CHF 1,008 million reported in 2013, reflecting the winding-down of non-strategic operations during the course of the year. Provision for credit losses was CHF 11 million in 2014, compared to CHF 70 million in 2013, on a net loan portfolio of CHF 2 billion. Total operating expenses in 2014 were higher than in 2013, mainly driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters in May 2014.
Full-year 2013 results
For 2013, our non-strategic businesses reported a loss before taxes of CHF 387 million compared to income before taxes of CHF 401 million in 2012. Net revenues of CHF 1,008 million were 11% lower than the CHF 1,131 million reported in 2012, reflecting lower gains on sale of businesses and lower fee-based revenues resulting from those sales. Provision for credit losses was CHF 70 million in 2013, compared to CHF 43 million in 2012, on a net loan portfolio of CHF 4 billion. Total operating expenses in 2013 were higher than in 2012, mainly reflecting substantially higher litigation provisions of CHF 600 million in connection with the US cross-border matters, including CHF 175 million in connection with the settlement with the SEC in February 2014.
Capital metrics
At the end of 2014, our non-strategic businesses reported >>>risk-weighted assets under >>>Basel III of CHF 6 billion, a slight decrease compared to the end of 2013, reflecting a decrease of CHF 2 billion due to the continued progress in winding down the non-strategic portfolio offset by an external methodology impact of CHF 2 billion in the first quarter of 2014. Swiss leverage exposure was CHF 11 billion, reflecting a decrease of 50% compared to the end of 2013.
Non-strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	529	1,008	1,131	(48)	(11)
Provision for credit losses	11	70	43	(84)	63
Compensation and benefits	209	304	375	(31)	(19)
Total other operating expenses	1,947	1,021	312	91	227
Total operating expenses	2,156	1,325	687	63	93
Income/(loss) before taxes	(1,638)	(387)	401	323	–
Revenue details (CHF million)
Restructuring of select onshore businesses	169	164	148	3	11
Legacy cross-border business and small markets	158	203	209	(22)	(3)
Restructuring of former Asset Management division	155	534	659	(71)	(19)
Other	47	107	115	(56)	(7)
Net revenues	529	1,008	1,131	(48)	(11)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	5,854	6,079	7,728	(4)	(21)
Total assets	10,567	20,692	23,967	(49)	(14)
Swiss leverage exposure	11,247	21,589	–	(48)	–

Results detail
The following provides a comparison of our 2014 non-strategic results versus 2013 and 2013 results versus 2012.
Net revenues
2014 vs 2013: Down 48% from CHF 1,008 million to CHF 529 million
The significant decrease primarily reflected the winding-down of non-strategic operations during 2014, as well as lower gains from sales of businesses. In 2014, we recognized a gain of CHF 109 million on the sale of our domestic private banking business booked in Germany and a gain of CHF 91 million on the sale of CFIG, our private equity fund of funds and co-investment business, compared with gains in 2013 of CHF 146 million on the sale of our exchange-traded funds (ETF) business, CHF 91 million on the sale of Strategic Partners, our secondary private equity business, and CHF 28 million from the sale of JO Hambro.
2013 vs 2012: Down 11% from CHF 1,131 million to CHF 1,008 million
The decrease primarily reflected lower recurring commissions and fees and lower transaction- and performance-based revenues, reflecting the impact of sales of non-strategic businesses during 2013 and lower gains from sales of businesses, partially offset by significantly higher investment-related gains. We recognized gains of CHF 146 million on the sale of our ETF business, CHF 91 million on the sale of Strategic Partners, our secondary private equity business, and CHF 28 million from the sale of JO Hambro during the year, compared with a gain of CHF 384 million in 2012 from the sale of our remaining ownership interest in Aberdeen. Investment-related gains of CHF 128 million were significantly higher than the CHF 16 million recorded in 2012, which included losses of CHF 82 million in connection with the planned sale of certain private equity investments.
Operating expenses
2014 vs 2013: Up 63% from CHF 1,325 million to CHF 2,156 million
Higher operating expenses were driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. We also had lower compensation and benefits, lower professional services fees and lower commission expenses resulting from the winding-down of non-strategic operations in 2014.
2013 vs 2012: Up 93% from CHF 687 million to CHF 1,325 million
Higher operating expenses reflected substantially higher litigation provisions of CHF 600 million in connection with the US cross-border matters, including CHF 175 million in connection with the settlement with the SEC in February 2014. We also had higher professional services fees resulting from the sale of former Asset Management businesses, partially offset by lower commission and compensation and benefits relating to the sales. We also recognized a goodwill impairment of CHF 12 million resulting from the creation of the non-strategic reporting unit in the fourth quarter of 2013.

Assets under management
2014
In 2014, assets under management of CHF 1,377.3 billion increased 7.4% compared to the end of 2013, primarily reflecting favorable exchange-related movements, positive market movements and net new assets of CHF 28.2 billion, partially offset by structural effects, primarily from the sales of businesses.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 27.5 billion, primarily with inflows from emerging markets and our >>>ultra-high-net-worth individual (UHNWI) client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 5.5 billion. Asset Management reported net new assets of CHF 3.7 billion, with inflows from a joint venture in emerging markets and in index and credit products partially offset by outflows of CHF 9.2 billion of assets that resulted from the change of management of funds from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, and outflows in traditional products. Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
In our non-strategic portfolio, assets under management declined 75.7% to CHF 10.8 billion mainly reflecting the sale of CFIG and of our domestic private banking business booked in Germany.
2013
In 2013, assets under management of CHF 1,282.4 billion increased 2.5% compared to the end of 2012, reflecting net new assets of CHF 32.1 billion and positive market movements, partially offset by adverse foreign exchange-related movements and structural effects, primarily from the sales of businesses.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 18.9 billion, particularly from inflows from emerging markets and our UHNWI client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 8.8 billion. Asset Management reported significant net new assets of CHF 15.0 billion, mainly from credit, index strategies and hedge fund products, partially offset by outflows from fixed income. Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
In our non-strategic portfolio, assets under management declined 47.6% to CHF 44.4 billion, mainly reflecting the sale of our ETF and secondary private equity businesses.
Assets under management – Private Banking & Wealth Management
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Assets under management by business (CHF billion)
Wealth Management Clients	874.5	790.7	758.0	10.6	4.3
Corporate & Institutional Clients	275.9	250.0	223.8	10.4	11.7
Asset Management	388.5	352.3	325.3	10.3	8.3
Non-strategic	10.8	44.4	84.7	(75.7)	(47.6)
Assets managed across businesses [1]	(172.4)	(155.0)	(141.0)	11.2	9.9
Assets under management	1,377.3	1,282.4	1,250.8	7.4	2.5
Average assets under management (CHF billion)
Average assets under management	1,328.5	1,291.2	1,224.7	2.9	5.4
Net new assets by business (CHF billion)
Wealth Management Clients	27.5	18.9	20.6	45.5	(8.3)
Corporate & Institutional Clients	5.5	8.8	1.5	(37.5)	486.7
Asset Management	3.7	15.0	(8.3)	(75.3)	–
Non-strategic	(8.2)	(5.9)	(2.1)	39.0	181.0
Assets managed across businesses [1]	(0.3)	(4.7)	(0.9)	(93.6)	422.2
Net new assets	28.2	32.1	10.8	(12.1)	197.2
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
For 2014, total Investment Banking income before taxes was CHF 1,830 million on net revenues of CHF 12,515 million. We improved the profitability of Investment Banking on stable revenues and increased capital efficiency, reflecting the consistency and stability of our diversified franchise. Our strategic businesses reported income before taxes of CHF 3,744 million and net revenues of CHF 13,087 million. Our non-strategic businesses reported a loss before taxes of CHF 1,914 million, and negative net revenues of CHF 572 million.
We made continued progress in improving capital efficiency in 2014, reducing Swiss leverage exposure by USD 42 billion to USD 794 billion. We also reduced Basel III risk-weighted assets by USD 13 billion to USD 161 billion compared to year-end 2013.
Divisional results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	12,515	12,565	12,558	0	0
of which strategic results	13,087	13,096	13,277	0	(1)
of which non-strategic results	(572)	(531)	(719)	8	(26)
Provision for credit losses	61	13	(12)	369	–
Compensation and benefits	5,649	5,435	6,070	4	(10)
General and administrative expenses	4,090	4,477	3,551	(9)	26
Commission expenses	885	921	947	(4)	(3)
Total other operating expenses	4,975	5,398	4,498	(8)	20
Total operating expenses	10,624	10,833	10,568	(2)	3
of which strategic results	9,305	9,195	9,833	1	(6)
of which non-strategic results	1,319	1,638	735	(19)	123
Income/(loss) before taxes	1,830	1,719	2,002	6	(14)
of which strategic results	3,744	3,894	3,455	(4)	13
of which non-strategic results	(1,914)	(2,175)	(1,453)	(12)	50
Statement of operations metrics (%)
Return on regulatory capital [1]	7.7	6.7	–
Cost/income ratio	84.9	86.2	84.2	–	–
Pre-tax income margin	14.6	13.7	15.9	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	20,605	19,298	19,357	7	–
Pre-tax return on average economic risk capital (%) [2]	9.4	9.4	11.0	–	–
Number of employees (full-time equivalents)
Number of employees	19,400	19,700	19,800	(2)	(1)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2014 and 26% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2014	2013	2012	14 / 13	13 / 12
Net revenue detail (CHF million)
Debt underwriting	1,777	1,902	1,617	(7)	18
Equity underwriting	870	766	552	14	39
Total underwriting	2,647	2,668	2,169	(1)	23
Advisory and other fees	748	658	1,042	14	(37)
Total underwriting and advisory	3,395	3,326	3,211	2	4
Fixed income sales and trading	4,967	4,823	5,349	3	(10)
Equity sales and trading	4,591	4,750	4,330	(3)	10
Total sales and trading	9,558	9,573	9,679	0	(1)
Other	(438)	(334)	(332)	31	1
Net revenues	12,515	12,565	12,558	0	0
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	12	18	27	(33)	(33)
Credit spread	32	35	46	(9)	(24)
Foreign exchange	10	9	15	11	(40)
Commodity	2	2	3	0	(33)
Equity	19	16	23	19	(30)
Diversification benefit	(32)	(39)	(59)	(18)	(34)
Average one-day, 98% risk management Value-at-Risk	43	41	55	5	(25)
Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 84.9% in 2014, compared to 86.2% in 2013 and 84.2% in 2012. The cost/income ratio for our strategic results was 71.1% in 2014, compared to 70.2% in 2013 and 74.1% in 2012.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	2014	2013	2012	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	13,087	13,096	13,277	(572)	(531)	(719)	12,515	12,565	12,558
Provision for credit losses	38	7	(11)	23	6	(1)	61	13	(12)
Compensation and benefits	5,494	5,267	5,808	155	168	262	5,649	5,435	6,070
Total other operating expenses	3,811	3,928	4,025	1,164	1,470	473	4,975	5,398	4,498
Total operating expenses	9,305	9,195	9,833	1,319	1,638	735	10,624	10,833	10,568
Income/(loss) before taxes	3,744	3,894	3,455	(1,914)	(2,175)	(1,453)	1,830	1,719	2,002
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	149,849	136,946	147,135	9,966	18,344	23,720	159,815	155,290	170,855
Risk-weighted assets – Basel III (USD)	151,420	153,898	160,785	10,070	20,615	25,921	161,490	174,513	186,706
Total assets	506,820	492,829	542,424	22,224	26,883	36,071	529,044	519,712	578,495
Swiss leverage exposure	722,037	665,953	–	63,799	78,267	–	785,836	744,220	–
Swiss leverage exposure (USD)	729,607	748,388	–	64,468	87,955	–	794,075	836,343	–
Strategic results
OVERVIEW
The Investment Banking division delivered consistent results in 2014 on stable revenues and lower capital usage, reflecting the strength of our diversified franchise. For 2014, our strategic businesses reported income before taxes of CHF 3,744 million compared to income before taxes of CHF 3,894 million in 2013. Net revenues were CHF 13,087 million compared to CHF 13,096 million in 2013.
Full-year 2014 results
In 2014, strategic revenues reflected the recognition of >>>FVA of CHF 108 million. Revenues were stable as higher results in our fixed income sales and trading and underwriting and advisory franchises were offset by lower results in equity sales and trading. Fixed income sales and trading revenues increased 4% compared to 2013, driven by continued momentum in our securitized products franchise and a rebound in emerging markets revenues. Equity sales and trading revenues declined 5%, reflecting less favorable trading conditions, such as low volumes and low levels of volatility in the year and following strong 2013 performance. The declines were partially offset by higher revenues in prime services, reflecting a strong market share, continued portfolio optimization and increased trading and clearing activity. >>>Derivatives revenues were also robust, reflecting strong client activity and our strategy to diversify the business across products and regions. Underwriting and advisory results increased slightly, reflecting strong equity underwriting issuance, particularly initial public offerings (IPO), and higher mergers and acquisitions (M&A) activity, mostly offset by lower debt underwriting results.
Total operating expenses of CHF 9,305 million were stable compared to 2013. Compensation and benefits increased 4% to CHF 5,494 million, reflecting higher deferred compensation expense from prior-year awards and higher discretionary compensation expenses. Total other operating expenses of CHF 3,811 million were down 3% compared to 2013.
Full-year 2013 results
For 2013, our strategic business reported income before taxes of CHF 3,894 million compared to CHF 3,455 million in 2012. Results were stronger compared to 2012, reflecting higher revenues in equity sales and trading and underwriting and advisory franchises. Revenues in our strategic businesses were slightly lower as strong performance in our equities, credit and underwriting franchises were offset by lower rates and advisory results. Fixed income sales and trading revenues declined 14% compared to 2012, reflecting difficult trading conditions across most fixed income businesses.
Equity sales and trading revenues increased 13%, reflecting continued market leadership and increased client activity notwithstanding reduced capital usage. Underwriting and advisory results increased, reflecting significantly higher debt and equity underwriting results. These increases were partially offset by significantly lower advisory revenues, reflecting a decline in the total industry M&A fee pool.
Total operating expenses were CHF 9,195 million, down 6% from 2012. Compensation and benefits of CHF 5,267 million decreased by 9%, from 2012. Total other operating expenses of CHF 3,928 million were down 2% compared to 2012.

Strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Debt underwriting	1,777	1,902	1,617	(7)	18
Equity underwriting	870	765	552	14	39
Total underwriting	2,647	2,667	2,169	(1)	23
Advisory and other fees	749	658	1,042	14	(37)
Total underwriting and advisory	3,396	3,325	3,211	2	4
Fixed income sales and trading	5,457	5,232	6,113	4	(14)
Equity sales and trading	4,625	4,847	4,285	(5)	13
Total sales and trading	10,082	10,079	10,398	0	(3)
Other	(391)	(308)	(332)	27	(7)
Net revenues	13,087	13,096	13,277	0	(1)
Provision for credit losses	38	7	(11)	443	–
Compensation and benefits	5,494	5,267	5,808	4	(9)
General and administrative expenses	2,957	3,048	3,109	(3)	(2)
Commission expenses	854	880	916	(3)	(4)
Total other operating expenses	3,811	3,928	4,025	(3)	(2)
Total operating expenses	9,305	9,195	9,833	1	(6)
Income before taxes	3,744	3,894	3,455	(4)	13
Statement of operations metrics (%)
Return on regulatory capital [1]	16.8	17.3	–	–	–
Cost/income ratio	71.1	70.2	74.1	–	–
Pre-tax income margin	28.6	29.7	26.0	–	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	149,849	136,946	147,135	9	(7)
Risk-weighted assets – Basel III (USD)	151,420	153,898	160,785	(2)	(4)
Total assets	506,820	492,829	542,424	3	(9)
Swiss leverage exposure	722,037	665,953	–	8	–
Swiss leverage exposure (USD)	729,607	748,388	–	(3)	–
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2014 and 28% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Capital metrics
Investment Banking made continued progress in improving capital efficiency. As of the end of 2014, our strategic businesses reported >>>risk-weighted assets under >>>Basel III of USD 151 billion and Swiss leverage exposure of USD 730 billion. As of the end of 2013, we reported risk-weighted assets under Basel III of USD 154 billion and Swiss leverage exposure of USD 748 billion.

The following provides a comparison of our strategic 2014 results versus 2013 and 2013 results versus 2012. Share of wallet refers to our share of the overall fee pool for the respective products.
Net revenues
Debt underwriting
2014 vs 2013: Down 7% from CHF 1,902 million to CHF 1,777 million
The decrease was primarily driven by weakness in structured lending in emerging markets and lower revenues from our investment grade business. Leveraged finance revenues were stable.
2013 vs 2012: Up 18% from CHF 1,617 million to CHF 1,902 million
The increase was driven by higher revenues in emerging markets, particularly in structured lending. We also had higher investment grade revenues, driven by market share gains and strong leveraged finance results, as robust high yield industry-wide issuance volumes offset lower market share.
Equity underwriting
2014 vs 2013: Up 14% from CHF 765 million to CHF 870 million
The increase was driven by higher revenues from IPOs, reflecting higher global industry-wide issuance activity. We also had higher revenues from follow-on offerings as an increase in the related fee pool, partially offset by a decrease in our share of wallet. Convertible revenues also increased, reflecting an increase both in the related fee pool and our share of wallet.
2013 vs 2012: Up 39% from CHF 552 million to CHF 765 million
The improvement was driven by strong performance across most major equity markets. We had significantly higher revenues from IPOs and follow-on offerings, as higher industry-wide issuance activity more than offset lower market share for both products.
Advisory and other fees
2014 vs 2013: Up 14% from CHF 658 million to CHF 749 million
We had higher revenues, reflecting an increase in the overall M&A fee pool and more favorable market conditions.
2013 vs 2012: Down 37% from CHF 1,042 million to CHF 658 million
The decrease was primarily due to significantly lower M&A fees reflecting a decline in the total industry fee pool, which more than offset higher completed M&A market share and higher completed M&A volumes.
Fixed income sales and trading
2014 vs 2013: Up 4% from CHF 5,232 million to CHF 5,457 million
We had higher revenues primarily driven by strong performance in securitized products, reflecting growth across trading and origination from our efforts to diversify the franchise. Emerging markets revenues rebounded, reflecting higher financing client activity across regions. This increase was partially offset by lower revenues in global macro products as subdued client activity and low volatility in the first half of the year offset improved trading conditions in the second half of the year. We also had lower revenues in our credit franchise as lower leveraged finance origination activity, due to increased market volatility, resulted in weaker trading performance. Our results also include the adverse impact of the recognition of FVA of CHF 95 million in the fourth quarter of 2014.
2013 vs 2012: Down 14% from CHF 6,113 million to CHF 5,232 million
Fixed income sales and trading revenues declined significantly, reflecting difficult trading conditions across many businesses. Global macro products revenues declined substantially, primarily driven by significantly weaker results from our rates franchise, reflecting reduced client activity and low trading volumes. Emerging markets revenues decreased, driven by lower trading and financing activity, reflecting less favorable market conditions. Securitized products revenues decreased as higher asset finance origination was more than offset by lower agency security trading activities. Corporate lending revenues also declined. These declines were partially offset by increased global credit products revenues, reflecting strong leveraged finance revenues. At the end of 2013, fixed income risk-weighted assets under Basel III totaled USD 88 billion, a reduction of USD 9 billion, or 9%, from the prior year.
Equity sales and trading
2014 vs 2013: Down 5% from CHF 4,847 million to CHF 4,625 million
We had lower revenues results, reflecting less favorable trading conditions, such as low volumes and low levels of volatility in the year. Additionally, 2013 results benefited from quantitative easing in Japan. We had significantly weaker results in systematic market making following a strong performance in 2013. We also had lower cash equities results, reflecting difficult market conditions and subdued activity in Brazil. Our results also include the adverse impact of the recognition of the FVA of CHF 13 million in the fourth quarter of 2014. The decline was partially offset by increased revenues in prime services, reflecting a strong market share, continued portfolio optimization and increased trading and clearing activity. We also had higher derivatives revenues, reflecting strong client activity and our strategy to diversify the business across products and regions, particularly in Asia Pacific.
2013 vs 2012: Up 13% from CHF 4,285 million to CHF 4,847 million
The increased results reflected continued market leadership, higher equity values and increased client activity during the year. The increases were driven by substantially higher derivatives revenues due to robust client activity and strong performance in Asia. We also had higher results from systematic market making driven by improved global coverage and significant market events, including quantitative easing in Japan and strong US equity markets that resulted in higher global equity volumes. Cash equities revenues increased, driven by market share gains in the US and Europe and more favorable trading conditions. Prime services revenues were resilient, albeit lower, reflecting sustained market leadership and increased client balances.

Operating expenses
Compensation and benefits
2014 vs 2013: Up 4% from CHF 5,267 million to CHF 5,494 million
Compensation and benefits increased, reflecting higher deferred compensation expense from prior-year awards and higher discretionary compensation expenses.
2013 vs 2012: Down 9% from CHF 5,808 million to CHF 5,267 million
The decrease was primarily driven by lower deferred compensation expense from prior-year awards, as 2012 included 2011 Partner Asset Facility (PAF2) expenses of CHF 411 million, and lower salaries and other employee benefits, reflecting lower headcount.
General and administrative expenses
2014 vs 2013: Down 3% from CHF 3,048 million to CHF 2,957 million
The decrease was driven by lower infrastructure costs and lower UK Bank levy expenses, partially offset by higher litigation costs.
2013 vs 2012: Down 2% from CHF 3,109 million to CHF 3,048 million
The decrease was primarily driven by lower litigation provisions and lower technology costs.
Non-strategic results
Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, commodities trading business, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
Full-year 2014 results
In 2014, we transferred our commodities trading business into our non-strategic unit and exited it through a sale to further maximize franchise profitability. We made progress in winding-down our non-strategic unit, including reducing >>>Basel III risk-weighted assets, Swiss leverage exposure and costs in light of our goal to redeploy resources to growth initiatives in high-returning businesses. Results reflected negative net revenues of CHF 572  million in 2014, including >>>FVA of CHF 171 million, compared to negative net revenues of CHF 531 million in 2013. Total operating expenses decreased, primarily driven by higher litigation provisions in 2013 in connection with mortgage-related matters, including the FHFA settlement.
Full-year 2013 results
In 2013, results reflected negative net revenues of CHF 531 million compared to negative net revenues of CHF 719 million in 2012, driven by portfolio valuation gains and lower funding costs. Total operating expenses increased, primarily driven by significantly higher litigation provisions, primarily in connection with mortgage-related matters.
Capital metrics
In 2014, we reduced >>>risk-weighted assets under Basel III by USD 11 billion to USD 10 billion from the end of 2013. This compares to our target of USD 6 billion by year-end 2015. Additionally, we reported Swiss leverage exposure of USD 64 billion reflecting a decrease of USD 23 billion from the end of 2013. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	(572)	(531)	(719)	8	(26)
Provision for credit losses	23	6	(1)	283	–
Compensation and benefits	155	168	262	(8)	(36)
Total other operating expenses	1,164	1,470	473	(21)	211
of which litigation	860	1,223	192	(30)	–
Total operating expenses	1,319	1,638	735	(19)	123
Income/(loss) before taxes	(1,914)	(2,175)	(1,453)	(12)	50
Revenue details (CHF million)
Fixed income wind-down	(320)	(32)	(597)	–	(95)
Legacy rates business	(79)	12	40	–	(70)
Legacy funding costs	(148)	(381)	(395)	(61)	(4)
Other	(25)	(130)	233	(81)	–
Net revenues	(572)	(531)	(719)	8	(26)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	9,966	18,344	23,720	(46)	(23)
Risk-weighted assets – Basel III (USD)	10,070	20,615	25,921	(51)	(20)
Total assets	22,224	26,883	36,071	(17)	(25)
Swiss leverage exposure	63,799	78,267	–	(18)	–
Swiss leverage exposure (USD)	64,468	87,955	–	(27)	–
The following provides a comparison of our non-strategic 2014 results versus 2013 and 2013 results versus 2012.
Net revenues
2014 vs 2013: From CHF 531 million to CHF 572 million
The increased negative net revenues reflected the recognition of FVA of CHF 171 million, which was partially offset by better results and lower funding costs from proactive management of both our legacy debt instruments and trading assets.
2013 vs 2012: From CHF 719 million to CHF 531 million
We had reduced negative net revenues reflecting significant valuation gains in our fixed income wind-down portfolio driven by various portfolio management measures and lower funding costs. At the end of 2013, risk-weighted assets under Basel III totaled USD 21 billion, a reduction of USD 5 billion from 2012.
Total operating expenses
2014 vs 2013: Down 19% from CHF 1,638 million to CHF 1,319 million
The decrease was driven by lower litigation provisions, primarily in connection with mortgage-related matters.
2013 vs 2012: Up 123% from CHF 735 million to CHF 1,638 million
The increase was driven by significantly higher litigation provisions, primarily CHF 1,223 million in connection with mortgage-related matters in 2013, including in connection with the March 2014 FHFA settlement.

Corporate Center
In 2014, we recorded a loss before taxes of CHF 686 million compared to a loss before taxes of CHF 1,455 million in 2013, primarily reflecting business realignment costs, IT architecture simplification expenses and reclassifications to discontinued operations, partially offset by fair value gains from movements in own credit spreads and gains on sales of real estate.
Corporate Center results
	in / end of			% change
	2014	2013	2012	14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	663	(790)	(2,781)	–	(72)
Provision for credit losses	2	2	0	–	–
Compensation and benefits	677	455	636	49	(28)
General and administrative expenses	668	196	464	241	(58)
Commission expenses	2	12	8	(83)	50
Total other operating expenses	670	208	472	222	(56)
Total operating expenses	1,347	663	1,108	103	(40)
Loss before taxes	(686)	(1,455)	(3,889)	(53)	(63)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	16,172	15,306	16,590	6	(8)
Total assets	45,248	32,979	33,449	37	(1)
Swiss leverage exposure	47,058	38,601	–	22	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	2014	2013	2012	2014	2013	2012	2014	2013	2012
Statements of operations (CHF million)
Net revenues	(69)	(55)	(235)	732	(735)	(2,546)	663	(790)	(2,781)
Provision for credit losses	2	2	0	0	0	0	2	2	0
Compensation and benefits	281	153	148	396	302	488	677	455	636
Total other operating expenses	328	138	151	342	70	321	670	208	472
Total operating expenses	609	291	299	738	372	809	1,347	663	1,108
Income/(loss) before taxes	(680)	(348)	(534)	(6)	(1,107)	(3,355)	(686)	(1,455)	(3,889)
Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at >>>fair value, certain business realignment costs and IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Strategic business division realignment costs are reported in the Corporate Center, while non-strategic business division realignment costs are reported directly in the relevant divisional non-strategic unit.
The following provides a comparison of our 2014 results versus 2013 and 2013 results versus 2012.
Income/(loss) before taxes
2014 vs 2013: From CHF (1,455) million to CHF (686) million
Improved results mainly reflected fair value gains on own credit spreads of CHF 545 million, compared to fair value losses on own credit spreads of CHF 315 million in 2013. The fair value gains on own long-term vanilla debt reflected the widening of credit spreads on senior and subordinated debt across most currencies. 2014 results also included higher gains on sales of real estate of CHF 414 million in 2014, compared to CHF 68 million in 2013, and losses of CHF 143 million comprising reclassifications to discontinued operations of revenues and expenses relating to the sales of CFIG and our domestic private banking business booked in Germany, which were completed in 2014. 2013 results included losses from reclassifications to discontinued operations of CHF 220 million. These positive impacts on 2014 results were partly offset by higher IT architecture simplification costs of CHF 293 million, compared to CHF 128 million in 2013, and higher business realignment costs of CHF 473 million, compared to CHF 394 million in 2013.
2013 vs 2012: From CHF (3,889) million to CHF (1,455) million
Improved results mainly reflected lower fair value losses on own credit spreads of CHF 315 million, compared to CHF 2,939 million in 2012. The fair value losses on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 2013 results also included lower business realignment costs of CHF 394 million, compared to CHF 680 million in 2012. Business realignment costs in 2013 primarily consisted of severance and other compensation expenses relating to Group-wide cost efficiency initiatives. 2012 results included litigation provisions related to National Century Financial Enterprises, Inc. (NCFE), with no litigation provisions in Corporate Center in 2013. These positive impacts on 2013 results were partly offset by lower gains on sale of real estate of CHF 68 million in 2013, compared to CHF 533 million in 2012, and IT architecture simplification costs of CHF 128 million in 2013. Additionally, Corporate Center’s 2013 results included losses of CHF 220 million comprising reclassifications to discontinued operations of revenues and expenses relating to the 2013 sales of our ETF business, Strategic Partners, our secondary private equity business, CFIG and our domestic private banking business booked in Germany.

Non-strategic results
	in / end of				% change
	2014	2013	2012		14 / 13	13 / 12
Statements of operations (CHF million)
Net revenues	732	(735)	(2,546)		–	(71)
Provision for credit losses	0	0	0		–	–
Total operating expenses	738	372	809		98	(54)
Income/(loss) before taxes	(6)	(1,107)	(3,355)		(99)	(67)
of which fair value impact from movements in own credit spreads	545	(315)	(2,939)		–	(89)
of which realignment costs [1]	(473)	(394)	(680)		20	(42)
of which IT architecture simplification expenses	(293)	(128)	0		129	–
of which real estate sales	414	68	533		–	(87)
of which litigation provisions	21	0	(227)	[2]	–	100
of which legacy funding costs [3]	(71)	(57)	(85)		25	(33)
of which reclassifications to discontinued operations [4]	(143)	(220)	9		(35)	–
of which other non-strategic items	(6)	(61)	34		(90)	–
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in the fourth quarter of 2013.
2 Represents litigation provisions related to NCFE.
3 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
4
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our ETF, secondary private equity and CFIG businesses and our domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and >>>debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at >>>fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone >>>derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	2014	2013	2012
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	545	(315)	(2,939)
of which fair value gains/(losses) on own long-term vanilla debt	336	(268)	(1,663)
of which fair value gains/(losses) from DVA on structured notes	261	(130)	(958)
of which fair value gains/(losses) on stand-alone derivatives	(52)	83	(318)

Assets under management
As of December 31, 2014, assets under management from continuing operations were CHF 1,377.3 billion, up 9.9% compared to December 31, 2013, primarily reflecting favorable foreign exchange-related movements, positive market movements and net new assets of CHF 30.2 billion, partially offset by structural effects, primarily from the sales of businesses.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
> Refer to “Private Banking & Wealth Management” and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information on assets under management.
Assets under management and client assets
	end of			% change
	2014	2013	2012	14 / 13	13 / 12
Assets under management (CHF billion)
Wealth Management Clients	874.5	790.7	758.0	10.6	4.3
Corporate & Institutional Clients	275.9	250.0	223.8	10.4	11.7
Asset Management [1]	388.5	352.3	325.3	10.3	8.3
Non-strategic	10.8	44.4	84.7	(75.7)	(47.6)
Assets managed across businesses [2]	(172.4)	(155.0)	(141.0)	11.2	9.9
Assets under management	1,377.3	1,282.4	1,250.8	7.4	2.5
of which continuing operations	1,377.3	1,253.4	1,197.8	9.9	4.6
of which discontinued operations	0.0	29.0	53.0	(100.0)	(45.3)
Assets under management from continuing operations	1,377.3	1,253.4	1,197.8	9.9	4.6
of which discretionary assets	429.0	397.6	365.5	7.9	8.8
of which advisory assets	948.3	855.8	832.3	10.8	2.8
Client assets (CHF billion) [3]
Wealth Management Clients	1,002.1	904.5	870.1	10.8	4.0
Corporate & Institutional Clients	376.2	353.3	323.0	6.5	9.4
Asset Management [1]	388.5	352.3	325.3	10.3	8.3
Non-strategic	18.1	51.8	88.0	(65.1)	(41.1)
Assets managed across businesses [2]	(172.4)	(155.0)	(141.0)	11.2	9.9
Client assets [3]	1,612.5	1,506.9	1,465.4	7.0	2.8
of which continuing operations	1,612.5	1,477.5	1,411.8	9.1	4.7
of which discontinued operations	0.0	29.4	53.6	(100.0)	(45.1)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.
3
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2014	2013	2012
Growth in assets under management (CHF billion)
Net new assets from continuing operations	30.2	36.1	11.4
Net new assets from discontinued operations	(2.0)	(4.0)	(0.6)
Net new assets	28.2	32.1	10.8
of which Wealth Management Clients	27.5	18.9	20.6
of which Corporate & Institutional Clients	5.5	8.8	1.5
of which Asset Management [1]	3.7	15.0	(8.3)
of which non-strategic	(8.2)	(5.9)	(2.1)
of which assets managed across businesses [2]	(0.3)	(4.7)	(0.9)
Other effects from continuing operations	93.7	19.5	52.9
Other effects from discontinued operations	(27.0)	(20.0)	1.9
Other effects	66.7	(0.5)	54.8
of which Wealth Management Clients	56.3	13.8	27.8
of which Corporate & Institutional Clients	20.4	17.4	19.3
of which Asset Management	32.5	12.0	14.6
of which non-strategic	(25.4)	(34.4)	2.2
of which assets managed across businesses [2]	(17.1)	(9.3)	(9.1)
Growth in assets under management from continuing operations	123.9	55.6	64.3
Growth in assets under management from discontinued operations	(29.0)	(24.0)	1.3
Growth in assets under management	94.9	31.6	65.6
of which Wealth Management Clients	83.8	32.7	48.4
of which Corporate & Institutional Clients	25.9	26.2	20.8
of which Asset Management [1]	36.2	27.0	6.3
of which non-strategic	(33.6)	(40.3)	0.1
of which assets managed across businesses [2]	(17.4)	(14.0)	(10.0)
Growth in assets under management (%)
Net new assets from continuing operations	2.4	3.0	1.0
Net new assets from discontinued operations	(6.9)	(7.5)	(1.2)
Net new assets	2.2	2.5	0.9
of which Wealth Management Clients	3.5	2.5	2.9
of which Corporate & Institutional Clients	2.2	3.9	0.7
of which Asset Management [1]	1.1	4.6	(2.6)
of which non-strategic	(18.5)	(7.0)	(2.5)
of which assets managed across businesses [2]	0.2	3.3	0.7
Other effects from continuing operations	7.5	1.6	4.7
Other effects from discontinued operations	(93.1)	(37.8)	3.6
Other effects	5.4	0.0	4.6
of which Wealth Management Clients	7.1	1.8	3.9
of which Corporate & Institutional Clients	8.2	7.8	9.5
of which Asset Management	9.2	3.7	4.6
of which non-strategic	(57.2)	(40.6)	2.6
of which assets managed across businesses [2]	11.0	6.6	6.9
Growth in assets under management from continuing operations	9.9	4.6	5.7
Growth in assets under management from discontinued operations	(100.0)	(45.3)	2.4
Growth in assets under management	7.6	2.5	5.5
of which Wealth Management Clients	10.6	4.3	6.8
of which Corporate & Institutional Clients	10.4	11.7	10.2
of which Asset Management [1]	10.3	8.3	2.0
of which non-strategic	(75.7)	(47.6)	0.1
of which assets managed across businesses [2]	11.2	9.9	7.6
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

In 2014, assets under management from continuing operations of CHF 1,377.3 billion increased by CHF 123.9 billion, or 9.9%, compared to the end of 2013, primarily reflecting favorable foreign exchange-related movements, positive market movements and net new assets of CHF 30.2 billion, partially offset by structural effects, primarily from the sales of businesses.
In our strategic portfolio, Wealth Management Clients contributed assets under management of CHF 874.5 billion, which increased 10.6% compared to the end of 2013, reflecting favorable exchange-related movements, primarily resulting from the appreciation of the US dollar, net new assets of CHF 27.5 billion and positive market movements. In Corporate & Institutional Clients in Switzerland, assets under management of CHF 275.9 billion increased CHF 25.9 billion, or 10.4%, compared to the end of 2013, mainly driven by positive market movements and CHF 5.5 billion of net new assets. In Asset Management, assets under management were CHF 388.5 billion, an increase of CHF 36.2 billion, or 10.3%, compared to the end of 2013, reflecting positive market movements, favorable exchange-related movements and net new assets of CHF 3.7 billion, partially offset by outflows of CHF 9.2 billion of assets that resulted from the change of management of funds from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, and outflows in traditional products.
In our non-strategic portfolio, assets under management declined 75.7% to CHF 10.8 billion mainly reflecting the sale of CFIG and of our domestic private banking business booked in Germany.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
In 2014, we recorded net new assets from continuing operations of CHF 30.2 billion.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 27.5 billion, primarily with inflows from emerging markets and our >>>UHNWI client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 5.5 billion. Asset Management reported net new assets of CHF 3.7 billion, with inflows from a joint venture in emerging markets and in index and credit products partially offset by outflows relating to Verde Asset Management and outflows in traditional products.
In our non-strategic portfolio, net asset outflows of CHF 8.2 billion reflected the exit of certain businesses, of which CHF 2.0 billion were classified as discontinued operations.
Net new assets
in	2014	2013	2012
Net new assets (CHF billion)
Wealth Management Clients	27.5	18.9	20.6
Corporate & Institutional Clients	5.5	8.8	1.5
Asset Management	3.7	15.0	(8.3)
Non-strategic	(8.2)	(5.9)	(2.1)
Assets managed across businesses [1]	(0.3)	(4.7)	(0.9)
Net new assets	28.2	32.1	10.8
of which continuing operations	30.2	36.1	11.4
of which discontinued operations	(2.0)	(4.0)	(0.6)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group for further information on significant accounting policies and new accounting pronouncements. For financial information relating to the Bank, refer to the corresponding notes in the consolidated financial statements of the Bank.
Fair value
A significant portion of our assets and liabilities are carried at >>>fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.
In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain >>>OTC derivatives including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high yield bonds) and life finance instruments.
We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in Investment Banking and in Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.
Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information on fair value and related control processes of the Group.
Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered variable interest entities (VIEs). VIEs are special purpose entities that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information on VIEs.
Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We accrue loss contingency litigation provisions and take a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. We also accrue litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which we have not accrued a loss contingency provision. We accrue these fee and expense litigation provisions and take a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. We review our legal proceedings each quarter to determine the adequacy of our litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of our legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, our defenses and our experience in similar matters, as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding. We do not believe that we can estimate an aggregate range of reasonably possible losses for certain of our proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. Most matters pending against us seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent our reasonably possible losses.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
Allowance and provision for credit losses
As a normal part of our business, we are exposed to credit risk through our lending relationships, commitments and letters of credit as well as counterparty risk on >>>derivatives, foreign exchange and other transactions. Credit risk is the possibility of a loss being incurred as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a default, we generally incur a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company. The allowance for loan losses is considered a reasonable estimate of credit losses existing at the dates of the consolidated balance sheets. This allowance is for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information on allowance for loan losses.
Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities, historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate & institutional loans portfolio, the Group segregates loans by risk, industry or country rating. The methodology for Investment Banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data but also those implied from current quoted credit spreads.
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
Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when it should be used also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable loan losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.
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
The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credit. Extensive judgment is required in order to properly evaluate the various indicators of the financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the allowance. Whenever possible, independent, verifiable data or our own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loan policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for potential impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable.
For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking & Wealth Management, Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management’s non-strategic unit are considered to be reporting units. Investment Banking is considered to be one reporting unit.
With the adoption of Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), on January 1, 2012 a qualitative assessment is permitted to evaluate whether a reporting unit’s >>>fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, the first step of the quantitative goodwill impairment test must be performed, by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, the second step of the quantitative goodwill impairment test, measuring the amount of an impairment loss, if any, has to be performed.
The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the first step of the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period as per the current practice of the Group, the preparation of a qualitative assessment can be resumed in any subsequent period.
Circumstances that could trigger an initial qualitative assessment or the first step of the goodwill impairment test include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, cumulative translation adjustments, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2014, such residual equity was equal to CHF 9,215 million.
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
An estimated balance sheet for each reporting unit is prepared on a quarterly basis. If the second step of the goodwill impairment test is required, the implied fair value of the relevant reporting unit’s goodwill is compared with the carrying value of that goodwill. If the carrying value exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized as a goodwill impairment cannot exceed the carrying value of that goodwill. The implied fair value of goodwill is calculated in the same manner as the amount of goodwill recognized in a business combination and, as such, the current fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets, but excluding goodwill) as if the reporting unit had been acquired in a business combination. An independent valuation expert would likely be engaged to assist in the valuation of the reporting unit’s unrecognized intangible assets.
Based on our goodwill impairment analysis performed as of December 31, 2014, we concluded that the estimated fair value for the reporting units in the Private Banking & Wealth Management division with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2014.
There was no impairment necessary for our Investment Banking reporting unit as the estimated fair value substantially exceeded its carrying value. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2014 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from our best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future.
> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information on goodwill.
Taxes
Uncertainty of income tax positions
We follow the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying values of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.
The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities which can be scheduled and tax planning strategies.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as the US, the UK and Switzerland. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
Pension plans
The Group
The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.
Our funding policy with respect to these pension plans is consistent with local government and tax requirements.
The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases. Management determines these assumptions based upon currently available market and industry data and historical experience of the plans. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions and specific experience of the plans (such as investment management over- or underperformance, higher or lower withdrawal rates and longer or shorter life spans of the participants). Any such differences could have a significant impact on the amount of pension expense recorded in future years.
The funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The impacts from re-measuring the funded status (reflected in actuarial gains or losses) and from amending the plan (reflected in prior service cost or credits) are recognized in equity as a component of accumulated other comprehensive income/(loss) (AOCI).
The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2014 included an amount related to our assumption for future salary increases of CHF 621 million, compared to CHF 488 million as of December 31, 2013. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 932 million for 2014, compared to an overfunding of CHF 2,091 million for 2013.
We are required to estimate the expected long-term rate of return on plan assets, which is then used to compute benefit costs recorded in the consolidated statements of operations. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix. In calculating pension expense and in determining the expected long-term rate of return, we use the market-related value of assets. The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date.
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2014 and 2013 was 3.75% and 4.00%, respectively, for the Swiss plans and 6.16% and 6.18%, respectively, for the international plans. In 2014, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 146 million and net pension expense for the international plans would have decreased/increased CHF 29 million.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The discount rate used for Swiss plans decreased 1.35 percentage points from 2.60% as of December 31, 2013, to 1.25% as of December 31, 2014, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.89 percentage points from 4.71% as of December 31, 2013, to 3.82% as of December 31, 2014, mainly due to a decrease in bond market rates in the eurozone, the US and the UK. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2014, a one percentage point decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 2,108 million and an increase in pension expense of CHF 147 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,841 million and a decrease in the pension expense of CHF 114 million. A one percentage point decline in the discount rate for the international plans as of December 31, 2014 would have resulted in an increase in the PBO of CHF 755 million and an increase in pension expense of CHF 57 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 608 million and a decrease in the pension expense of CHF 50 million.
Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2014, was approximately nine years for the Swiss plans and 3 to 24 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2014, 2013 and 2012 was CHF 102 million, CHF 245 million and CHF 165 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2015, which is assessed at the beginning of the year, is expected to be CHF 267 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2015.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on pension benefits.

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
In 2014, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs would have been 3.82%. In 2014, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 6.16%.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2014, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic benefit costs would have been 1.25% and 2.60%, respectively. For the year ended December 31, 2014, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for the international single-employer defined benefit pension plans were 3.82% and 4.71%, respectively. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 755 million and an increase in pension expense of CHF 57 million, and a one percentage point increase in the discount rate would have resulted in a decrease in PBO of CHF 608 million and a decrease in pension expense by CHF 50 million.
The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2014, 2013 and 2012 was CHF 52 million, CHF 79 million and CHF 73 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2015, which is assessed at the beginning of the year, is expected to be CHF 58 million, net of tax.

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management
During 2014, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our liquidity and funding strategy is approved by the Capital Allocation and Risk Management Committee (CARMC) and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board of Directors is responsible for defining our overall tolerance for risk in the form of a risk appetite statement.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
Regulatory framework
Our current liquidity principles as agreed with >>>FINMA, following its consultation with the Swiss National Bank (SNB), were implemented in April 2010 and March 2011. These principles are designed to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time.
Basel III liquidity framework
In December 2010, the >>>Basel Committee on Banking Supervision (BCBS) issued the >>>Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a >>>liquidity coverage ratio (LCR) and a >>>net stable funding ratio (NSFR).
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for each of the next four years, reaching 100% by January 1, 2019.
In October 2014, the BCBS issued final NSFR rules, requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The rules retain the structure of the January 2014 BCBS consultative proposal with key changes related to short-term exposures to banks and other financial institutions, >>>derivative exposures and assets posted as initial margin for derivative contracts. In addition, the final standard recognizes that, under strict conditions, certain asset and liability items are interdependent and can therefore be viewed as neutral in terms of the NSFR. The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018.
Swiss liquidity requirements
In November 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making. The Liquidity Ordinance entered into force on January 1, 2013. It requires appropriate management and monitoring of liquidity risks, and applies to all banks, but is tiered according to the type, complexity and degree of risk of a bank’s activities. It also contains supplementary quantitative and qualitative requirements for systemically relevant banks, including us, which are generally consistent with existing FINMA liquidity requirements.

In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance to reflect the final Basel III LCR rules. These revisions have been adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like us became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks are subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Based on the new disclosure requirements we will be reporting the LCR publicly on a quarterly basis in 2015. Following the June 2014 revisions to the Liquidity Ordinance, beginning in the second quarter of 2014 we allocated the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function and previously recorded in the Corporate Center to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.
In October 2014, FINMA issued a revised circular related to disclosure requirements for banks which included requirements for banks to disclose quantitative and qualitative information related to the LCR beginning in the first quarter of 2015.
In November 2014, FINMA published new reporting instructions for the NSFR that will require us to report to FINMA our NSFR on a quarterly basis for the fourth quarter of 2014, first quarter of 2015 and second quarter of 2015 and then monthly thereafter. The reporting instructions are generally aligned with the final BCBS NSFR requirements.
In January 2015, FINMA’s revised circular on qualitative requirements for liquidity risk management and quantitative requirements for liquidity maintenance, which was issued in July 2014, entered into effect.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Recent regulatory developments and proposals” in I – Information on the company – Regulation and supervision for further information.
Liquidity risk management framework
Our approach to liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit.
Although the >>>NSFR is not effective until 2018, we began using the NSFR in 2012 as one of our primary tools, in parallel with the liquidity barometer discussed below, to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework was approximately 100% as of the end of 2014.
Our estimate is based on the definitions and methodologies outlined in the aforementioned >>>BCBS Basel III international framework for liquidity risk measurement, standards and monitoring issued in December 2010, the Liquidity Ordinance discussed above implementing the Basel III liquidity requirements into Swiss law, and other guidance and requirements of FINMA. Where requirements are unclear or left to be determined by FINMA, we have made our own interpretation and assumptions which may not be consistent with those of other financial institutions or what may ultimately be required FINMA. The NSFR is based on regulatory metrics, the disclosure of which is not yet required, and, as such, it represents a non-GAAP financial measure.
In parallel with the NSFR, we continue to use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and systemic market stress scenarios and their impact on funding and liquidity. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This barometer framework allows us to manage liquidity to a desired profile under stress in order to be able to continue to pursue activities for a period of time (also known as a liquidity horizon) without changing business plans during times of Credit Suisse-specific or market-specific stress. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames.
Our liquidity management framework allows us to run stress analyses on our balance sheet and off-balance sheet positions, which include, but are not limited to, the following:
– A multiple-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations;
– Significant withdrawals from private banking client deposits;
– Potential cash outflows associated with the prime brokerage business;
– Availability of secured funding becomes subject to significant over-collateralization;
– Capital markets, certificates of deposit and >>>commercial paper markets will not be available;
– Other money market access will be significantly reduced;
– A loss in funding value of unencumbered assets;

– The inaccessibility of assets held by subsidiaries due to regulatory, operational and other constraints;
– The possibility of providing non-contractual liquidity support in times of market stress, including purchasing our unsecured debt;
– Monitoring the concentration in sources of wholesale funding and thus encourage funding diversification;
– Monitoring the composition and analysis of the unencumbered assets;
– Restricted availability of foreign currency swap markets; and
– Other scenarios as deemed necessary from time to time.
Governance
Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer (CRO) and the Treasurer.
It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding, interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits. CARMC regularly reviews the methodology and assumptions of our liquidity risk management framework and determines the liquidity horizon to be maintained.
All liquidity stress tests are coordinated and overseen by the CRO to ensure a consistent and coordinated approach across all risk disciplines.
Contingency planning
In the event of a liquidity crisis, our liquidity contingency plan provides for specific actions to be taken depending on the nature of the crisis. Our Treasurer activates the contingency plan upon receipt of various reports that pre-established trigger levels have been breached. Pre-defined further escalation ensures the involvement of senior management and CARMC, the delivery of information to regulators and the meeting of the funding execution committee, which establishes a specific action plan and coordinates business and funding activities. In all cases, the plan’s priorities are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of cash and high-grade securities issued by governments and government agencies, which include sovereigns, central banks, public sector enterprises and multilateral development banks. A portion of the liquidity pool is generated through >>>reverse repurchase agreements with top-rated counterparties. Most of these liquid assets qualify as eligible assets under the BCBS liquidity standards. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds, also from short-term reverse repurchase agreements. These bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. These securities may also serve to meet liquidity requirements in major operating subsidiaries.
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level >>>haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of December 31, 2014, our liquidity pool managed by Treasury had a market value of CHF 162.5 billion. The liquidity pool consisted of CHF 63.7 billion of cash held at major central banks, primarily the Fed, the SNB and the ECB, and CHF 98.8 billion of securities issued by governments and government agencies, primarily from the US, Britain, Germany, France and Switzerland. As of December 31, 2014, based on our internal model, the non-cash assets in our liquidity pool were subject to an average stress level haircut equal to approximately 7% of the market value of such assets. This average haircut represents our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. Compared to the haircut as of December 31, 2013, the 7% haircut is lower because the liquidity pool now excludes illiquid assets and the related impact of a 100% haircut previously applied to such assets.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in Investment Banking. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity, if required. As of December 31, 2014, the portfolio that is not managed by Treasury had a market value of CHF 29.1 billion, consisting of CHF 7.9 billion of high-grade bonds and CHF 21.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 18% is applied to these assets.

Liquidity pool managed by Treasury
December 31, 2014	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	31.5	29.6	1.3	1.3	63.7
Securities issued by governments and government agencies	4.6	66.6	17.1	10.5	98.8
Total liquidity pool managed by Treasury	36.1	96.2	18.4	11.8	162.5

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is >>>match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and >>>reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 2014, compared to 22% as of the end of 2013, reflecting an increase in loans and in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the >>>haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 317 billion as of the end of 2014, an increase of 7% compared to CHF 297 billion as of the end of 2013 and an increase of 11% compared to CHF 285 billion as of the end of 2012, reflecting growth in the customer deposit base in Private Banking & Wealth Management in 2014 and 2013. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions.
Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the >>>London Interbank Offered Rate (LIBOR), that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged compared to the end of 2013.
We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.
We diversify our long-term funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets, as well as covered bonds. We generally hedge structured notes with positions in the underlying assets or >>>derivatives.
We also use other collateralized financings, including >>>repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and >>>risk-weighted asset (RWA) limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk free and are generally related to client activity.
Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities (SPEs) and asset securitization activity is immaterial.
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2014. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as >>>derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.

Contractual maturity of assets and liabilities
end of 2014	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	72,820	1,993	1,480	114	0	2,942	79,349
Interest-bearing deposits with banks	0	408	415	321	51	49	1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	63,227	67,224	19,953	11,727	872	205	163,208
Securities received as collateral, at fair value	25,973	881	0	0	0	0	26,854
Trading assets, at fair value	241,131	0	0	0	0	0	241,131
Investment securities	5	103	0	874	1,579	230	2,791
Other investments	947	0	0	51	428	7,187	8,613
Net loans	12,985	58,934	26,806	48,452	87,456	37,918	272,551
Premises and equipment	0	0	0	0	0	4,641	4,641
Goodwill	0	0	0	0	0	8,644	8,644
Other intangible assets	0	0	0	0	0	249	249
Brokerage receivables	41,629	0	0	0	0	0	41,629
Other assets	32,407	9,121	647	3,685	12,125	12,573	70,558
Total assets	491,124	138,664	49,301	65,224	102,511	74,638	921,462
Liabilities (CHF million)
Due to banks	12,543	4,451	3,136	4,194	1,330	355	26,009
Customer deposits	248,038	29,457	46,025	41,638	3,311	589	369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,363	22,563	14,662	11,625	834	72	70,119
Obligation to return securities received as collateral, at fair value	25,973	881	0	0	0	0	26,854
Trading liabilities, at fair value	72,655	0	0	0	0	0	72,655
Short-term borrowings	0	4,851	11,778	9,292	0	0	25,921
Long-term debt	0	3,972	7,866	17,797	88,288	59,975	177,898
Brokerage payables	56,977	0	0	0	0	0	56,977
Other liabilities	32,008	12,220	456	856	3,778	1,652	50,970
Total liabilities	468,557	78,395	83,923	85,402	97,541	62,643	876,461
> Refer to “Contractual obligations and other commercial commitments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations and “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.

Debt issuances and redemptions
Our long term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 2014, excluding structured notes.
Debt issuances and redemptions
in 2014	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	37.3	2.5	39.8
of which unsecured	31.5	2.5	34.0
of which secured [1]	5.8	–	5.8
Maturities / Redemptions	10.1	1.6	11.7
of which unsecured	9.0	1.6	10.6
of which secured [1]	1.1	–	1.1
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2014, we had outstanding long-term debt of CHF 178 billion, which included senior and subordinated instruments. We had CHF 50.5 billion and CHF 19.2 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2014 compared to CHF 34.8 billion and CHF 14.3 billion, respectively, as of the end of 2013. The weighted average maturity of long-term debt was 6.1 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
Short-term borrowings increased 28% to CHF 25.9 billion as of the end of 2014 compared to CHF 20.2 billion in 2013.
> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including buffer and progressive capital notes.
Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is even of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, our businesses are also credited to the extent they provide long-term stable funding.
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
For the year ended December 31, 2014, net cash used in operating activities of continuing operations was CHF 17.6 billion, primarily reflecting a decrease in other liabilities and an increase in trading assets and liabilities, partially offset by a decrease in other assets. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2014, net cash of CHF 10.3 billion was used in investing activities from continuing operations, primarily due to an increase in loans, partially offset by a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2014, net cash provided by financing activities of continuing operations was CHF 33.3 billion, mainly reflecting the issuances of long-term debt and the increase in due to banks and customer deposits, partly offset by repayments of long-term debt and a decrease in central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions.

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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.3 billion, CHF 3.2 billion and CHF 4.4 billion, respectively, as of December 31, 2014, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. On February 3, 2015, Standard & Poor’s downgraded a number of European bank groups, including Credit Suisse’s holding company, Credit Suisse Group AG, which was downgraded one notch. The ratings of Credit Suisse’s operating entities where most business activities are conducted, including Credit Suisse AG, remain unchanged at this time.
As of the end of 2014, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Investor information” in the Appendix for further information on Group and Bank credit ratings.

Capital management
As of the end of 2014, our CET1 ratio was 14.9% under Basel III and 10.1% on a look-through basis. Our RWA under Basel III increased CHF 17.6 billion to CHF 291.4 billion compared to the end of 2013 and our tier 1 capital increased CHF 3.7 billion to CHF 49.8 billion. Our Swiss leverage ratio was 4.9%.
Capital strategy and framework
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, we continue to strengthen our capital position and optimize the use of >>>RWA, particularly in light of emerging regulatory capital requirements.
The overall capital needs of Credit Suisse reflect management’s regulatory and credit rating objectives as well as our underlying risks. Our framework considers the capital needed to absorb losses, both realized and unrealized, while remaining a strongly capitalized institution. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries and reviewed throughout the year with its regulators. These plans are subjected to various stress tests, reflecting both macroeconomic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that possible mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.
Our capital management framework relies on economic capital, which is a comprehensive tool that is also used for risk management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength as reflected in our long-term credit rating.
> Refer to “Economic risk capital” in Risk Management for further information.
Regulatory capital framework
Overview
Effective January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
The Basel framework describes a range of options for determining capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity.
For measuring credit risk, we received approval from >>>FINMA to use the >>>advanced internal ratings-based approach (A-IRB). Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for >>>probability of default (PD), >>>loss given default (LGD) and effective maturity. The exposure at default (EAD) is either derived from balance sheet values or by using models.
For calculating the capital requirements for market risk, the internal models approach, the standardized measurement method and the standardized approach are used.
Non-counterparty risk arises from holdings of premises and equipment, real estate and investments in real estate entities.
Under the Basel framework, operational risk is included in RWA and we received approval from FINMA to use the >>>advanced measurement approach (AMA). Under the AMA for measuring operational risk, we identified key scenarios that describe our major operational risks using an event model.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
BIS Requirements
The >>>BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and will be fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of RWA. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital are phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2014		2015		2016		2017		2018		2019
Capital ratios
CET1	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer					0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB					0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets, certain deferred tax assets and participations in financial institutions.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2014, FINMA set our progressive component requirement at 3.66% for 2019. In July 2014, FINMA notified us that, effective in 2015, the progressive component requirement for 2019 will be increased from 3.66% to 4.05% due to the latest assessment of our relevant market share. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 30, 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased this countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 2014, our countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 297 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
Beginning in the first quarter of 2014, we adjusted the presentation of our Swiss capital metrics and terminology and we now refer to Swiss Core Capital as Swiss CET1 capital and Swiss Total Capital as Swiss total eligible capital. Swiss Total Capital previously reflected the tier 1 participation securities, which were fully redeemed in the first quarter of 2014. Swiss CET1 capital consists of BIS CET1 capital and certain other Swiss adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an >>>incremental risk charge (IRC), >>>stressed Value-at-Risk (VaR), >>>risks not in VaR (RNIV) and advanced >>>credit valuation adjustment (CVA). In 2014, the comprehensive risk measure model was discontinued due to the small size of the relevant trading portfolio to which it was applied.
The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including >>>stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. RNIV are risks that are not currently implemented within the Group’s VaR model, such as certain basis risks, higher order risks and cross risks. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues. The subset of actual daily trading revenues is defined on a consistent basis as the gains and losses for the regulatory VaR model but excludes non-market elements such as fees, commissions, non-market-related provisions, gains and losses from intra-day trading, cancellations and terminations. In 2014, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.

Regulatory developments and proposals
In December 2014, the group of experts appointed by the Swiss Federal Council on the further development of the financial market strategy (Brunetti Commission) issued its final report. The report consisted of recommendations with respect to, among other things, safeguarding systemic stability and strengthening of the Swiss >>>“Too Big to Fail” regime through measures such as a review of the >>>RWA calculation method, a recalibration of capital requirements, adjustments to capital quality and supplementing the “Too Big to Fail” regime with >>>total loss-absorbing capacity (TLAC) requirements so that sufficient regulatory capital and other loss-absorbing instruments are available to make recovery or orderly resolution possible. In February 2015, the report was adopted by the Swiss Federal Council.
In December 2014, the >>>BCBS published its final securitization framework standard, which will come into effect in January 2018. The standard promotes internal ratings-based approaches over the use of external ratings for determining risk weights of securitization exposures.
In December 2014, the BCBS issued its third consultative paper on the fundamental review of the trading book. The paper, which comprises a detailed set of proposals for a comprehensive revision of the market risk framework, is expected to be finalized by the end of 2015. It is expected to be effective January 1, 2018, at the earliest.
In November 2014, following the January 2014 publication by the BCBS, the standard setting committee within the >>>BIS, of the BIS leverage ratio framework, and its related disclosure requirements, >>>FINMA released its circular regarding the implementation of the leverage ratio requirements in Switzerland. While the calculation of the exposure is aligned with BCBS requirements, the FINMA leverage ratio continues to have to be at least 24% of each of the respective minimum, buffer and progressive component requirements applicable to Swiss systemically relevant banks. While FINMA allows banks to choose a one-year transition period, the Group has implemented the new leverage framework as of January 1, 2015. In January 2014, the BCBS issued the framework and disclosure requirements for the >>>Basel III leverage ratio. Under the BIS framework, the leverage ratio, which measures tier 1 capital against exposure, must be at least 3%. Although this leverage ratio will not become effective until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators.
In November 2014, the FSB, in consultation with the BCBS, published a consultative document proposing a global framework on TLAC requirements applicable to G-SIBs, such as Credit Suisse. The purpose of the proposed requirements is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments would include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement will be at least 16% to 20% of a G-SIB’s RWA. In addition, the minimum TLAC requirement must also be at least twice the capital required to meet the relevant tier 1 leverage ratio requirement. The TLAC framework is expected to be finalized in the second half of 2015 and become effective no sooner than January 2019.
In November 2014, FINMA confirmed that the implementation timeline in Switzerland for the previously issued BCBS final standards on equity investments in funds, counterparty credit risk, central counterparties and large exposures will be in line with the international timelines.
In April 2014, the BCBS finalized its large exposures framework standard, with implementation required by January 1, 2019. The standard calls for a limit on all of a bank’s exposures to a single counterparty. In the case of G-SIBs like us, the limit is 15% of tier 1 capital.
In April 2014, the BCBS published its final standard for the capital treatment of bank exposures to central counterparties. The standard introduces a cap on capital charges applied to bank exposures to qualifying central counterparties. Disclosure requirements will be effective January 1, 2017.
In March 2014, the BCBS published a final standard on the treatment of counterparty credit risk associated with >>>derivative transactions. The new requirement will replace the current exposure method and the existing standardized method and will become effective January 1, 2017.
From January 1, 2014, the Capital Requirement Directive (CRD) IV package of legislation (comprising a directive and a regulation) will replace the current CRD directive with new measures implementing Basel III and other requirements. As part of the transition to CRD IV, the UK’s Prudential Regulation Authority has reviewed the permissions of UK financial institutions, including those of our subsidiaries, to use their current internal modeling for capital calculation purposes as well as new models required for CRD IV compliance. The majority of the models for our subsidiaries were approved and certain models will require updates in line with the latest BCBS guidance and regulatory feedback on modeling techniques.
In accordance with BCBS’s G-SIB loss absorbency requirements and FINMA’s capital adequacy disclosure requirements, banks with a balance sheet exceeding EUR 200 billion must publish annually 12 financial indicators, such as size and complexity. Depending on these financial indicators, the FSB will set the progressive buffer for G-SIBs. The reporting requirement became effective December 31, 2013 and we included the required disclosures as of such date on our website as required before April 30, 2014.
In December 2013, the BCBS published its final standard on the treatment of banks’ equity investments in funds held in the banking book, which requires banks to look through to the fund’s underlying assets in order to determine the risk weight of the bank’s investment in the fund. Implementation of the standard is required by January 1, 2017.
In July 2013, the Fed, the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC) released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The final rules are largely consistent with the Basel III framework published by the BCBS, although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. In February 2014, the Fed adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule generally requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries with limited exceptions; this requirement will not apply to Credit Suisse AG’s New York branch (New York Branch), but will apply to other Credit Suisse US entities. The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) will be subject to other new prudential requirements. The new framework’s prudential requirements generally become effective in July 2016.
FINMA Decree
The SNB has previously designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, in December 2013 the FINMA Decree was issued. In addition to the capital adequacy requirements described above, it also specified liquidity, risk diversification and disclosure requirements for the Bank parent company.
The FINMA Decree became effective February 2, 2014 and requires the Group to fully comply with the special requirements for systemically important banks set out in the Capital Adequacy Ordinance. To facilitate the application of these requirements within the Group and to allow Credit Suisse to continue its central treasury policy, the FINMA Decree also references forms of relief granted by FINMA within its stated authority that is designed to prevent the application of requirements at the Bank parent company level from effectively increasing the regulatory capital requirements applicable to the Group, notwithstanding all reasonable efforts by the Group to avoid such a situation. FINMA also requires certain capital disclosures at the Bank parent company level as of the end of March 31, 2014, which can be found on our website. In addition, the FINMA Decree requires the disclosure of the following forms of relief:
– New approach to standalone capital requirements: Withdrawal of the previously granted form of relief for funding that the Bank parent company provides to Group subsidiaries. The new approach results in an increase in RWA at the Bank parent company level.
– Reduction of regulatory capital requirement: Risk-weighted capital requirement reduced to 14% from a current 16.66%, of which at least 10% must be held in the form of CET1 capital. This measure is a form of relief at the Bank parent company level in comparison with the minimum requirements set out by FINMA at the Group level.
– Equal treatment of direct and indirect investments: Direct and indirect investments in Group subsidiaries that are active in the financial sector and are held by the Bank parent company are treated equally. Directly and indirectly held investments in Group subsidiaries up to a bank-specific threshold set by FINMA are risk-weighted at 200%. Amounts above the threshold are deducted 50% from CET1 capital and 50% from total eligible capital. The deduction approach is similar to the treatment of capital instruments under Basel III and continues the previously applicable treatment under Swiss regulations. This measure may have the effect of changing RWA and/or total eligible capital. Depending on the calibration of the threshold, investments in Group subsidiaries require total eligible capital in a range between 28% (if all investments are risk-weighted) and 100% (if all investments are deducted from total eligible capital).
Overall, withdrawal of previous forms of relief, the introduction of stricter requirements and the provision of new forms of relief avoids a situation in which requirements at the Bank parent company would effectively dictate requirements at the Group level and, as such, effectively lead to higher capital ratios at the Bank parent company level.
Capital issuances and redemptions
Issuances
In March 2014, employees holding 2011 Partner Asset Facility (PAF2) awards, which were restructured, reallocated a portion of their PAF2 holdings to Contingent Capital Awards (CCA). The PAF2 reallocation, together with CCA granted in January 2014 as part of 2013 deferred variable compensation, added CHF 0.5 billion to regulatory capital in the first quarter of 2014. CCA qualify as additional tier 1 and high-trigger capital instruments for regulatory capital purposes.
In June 2014, we issued USD 2.5 billion 6.25% tier 1 capital notes.
Redemptions
In March 2014, pursuant to a tender offer, we repurchased USD 1.4 billion of outstanding 7.875% perpetual series B subordinated tier 1 participation securities. We subsequently exercised a regulatory call of the USD 99 million of such securities that had not been tendered, with the result that no such securities remain outstanding. Prior to the announcement of the tender offer and as advised by >>>FINMA, these tier 1 participation securities formed part of Swiss CET1 capital under Swiss Requirements, whereas under >>>Basel III, these instruments were included in additional tier 1 instruments subject to phase out.

> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information on CCA.
The issuances and tier 1 instrument redemptions effected in 2014 were approved by FINMA.
Contingent convertible capital instruments
We have issued high-trigger and low-trigger capital instruments to meet our capital requirements. Our high-trigger instruments (with the exception of CCA) mandatorily convert into our ordinary shares upon the occurrence of certain specified triggering events. These events include our CET1 ratio falling below 7% (or any lower applicable minimum threshold), or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. Conversion can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and conversion is not required. High-trigger instruments are designed to absorb losses before our other capital instruments, including the low-trigger capital instruments. The features of low-trigger capital instruments are described below. CCA would not convert into common equity, but would be written down to zero upon a trigger event.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write-down is referred to as the Higher Trigger Capital Amount.
In 2013, we issued CHF 290 million 6.0% tier 1 capital notes and USD 2.25 billion 7.5% tier 1 capital notes, and in 2014 we issued USD 2.5 billion 6.25% tier 1 capital notes (collectively, Tier 1 Capital Notes). In 2013, we also issued USD 2.5 billion 6.5% tier 2 capital notes and EUR 1.25 billion 5.75% tier 2 capital notes (collectively, Tier 2 Capital Notes).
Each of the series of Tier 1 Capital Notes and Tier 2 Capital Notes qualify as low-trigger capital instruments and have a write-down feature, which means that the full principal amount of the notes will be permanently written down to zero upon the occurrence of specified triggering events. These events occur when the amount of our CET1 ratio, together with an additional ratio described below that takes into account other outstanding capital instruments, falls below 5.125% for the Tier 1 Capital Notes and 5% for the Tier 2 Capital Notes. The write-down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and determines a write-down is not required. The capital notes will also be written down upon a non-viability event, which occurs when FINMA determines that a write-down is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.9 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all >>>RWA of the Group) was 3.1%, both as of the end of 2014.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.0 billion and the Higher Trigger Capital Ratio was 4.8%, both as of the end of 2014.
> Refer to the table “BIS statistics – Basel III – Group” for further information on the BIS statistics used to calculate such measures.
bis Capital metrics
Regulatory capital and ratios – Group
Our CET1 ratio was 14.9% as of the end of 2014 compared to 15.7% as of the end of 2013, reflecting higher >>>RWA, partially offset by slightly higher CET1 capital. Our tier 1 ratio was 17.1% as of the end of 2014 compared to 16.8% as of the end of 2013. Our total capital ratio was 20.8% as of the end of 2014 compared to 20.6% as of the end of 2013.
CET1 capital was CHF 43.3 billion as of the end of 2014 compared to CHF 43.0 billion as of the end of 2013, reflecting a positive foreign exchange impact and net income. CET1 capital was negatively impacted by the 20% phase-in of regulatory deductions from CET1, including goodwill, other intangible assets and certain deferred tax assets, a 20% decrease in the adjustment for the accounting treatment of pension plans, pursuant to phase-in requirements, and the cash component of a dividend accrual.
Additional tier 1 capital increased to CHF 6.5 billion as of the end of 2014 compared to CHF 3.1 billion as of the end of 2013, mainly due to the issuance of the tier 1 capital notes and CCA, a 20% decrease in phase-in deductions, including goodwill, other intangible assets and other capital deductions, and the positive foreign exchange impact, partially offset by the redemption of the tier 1 participation securities.
Tier 2 capital was CHF 10.9 billion as of the end of 2014 compared to CHF 10.2 billion as of the end of 2013, mainly due to the positive foreign exchange impact.
Total eligible capital as of the end of 2014 was CHF 60.8 billion compared to CHF 56.3 billion as of the end of 2013.
We reported a look-through CET1 ratio of 10.1% as of the end of 2014, compared to a year-end target of 10.0% and a long-term target of 11.0%. As of the end of 2014, the look-through total capital ratio was 16.5%, compared to 15.1% as of the end of 2013.

BIS statistics – Basel III – Group
	Phase-in					Look-through
end of	2014		2013		% change	2014	2013	% change
Eligible capital (CHF million)
Total shareholders' equity	43,959		42,164		4	43,959	42,164	4
Regulatory adjustments [1]	(375)		(1,069)		(65)	(375)	(1,069)	(65)
Adjustments subject to phase-in	(262)	[2]	1,894	[3]	–	(15,008)	(14,615)	3
CET1 capital	43,322		42,989		1	28,576	26,480	8
Additional tier 1 instruments	11,316	[4]	7,484		51	11,316	7,484	51
Additional tier 1 instruments subject to phase-out [5]	2,473		3,652		(32)	–	–	–
Deductions from additional tier 1 capital	(7,307)	[6]	(8,064)		(9)	–	–	–
Additional tier 1 capital	6,482		3,072		111	11,316	7,484	51
Total tier 1 capital	49,804		46,061		8	39,892	33,964	17
Tier 2 instruments	6,984	[7]	6,263		12	6,984	6,263	12
Tier 2 instruments subject to phase-out	4,190		4,321		(3)	–	–	–
Deductions from tier 2 capital	(227)		(357)		(36)	–	(18)	100
Tier 2 capital	10,947		10,227		7	6,984	6,245	12
Total eligible capital	60,751		56,288		8	46,876	40,209	17
Risk-weighted assets (CHF million)
Credit risk	192,663		175,631		10	185,501	167,888	10
Market risk	34,468		39,133		(12)	34,468	39,133	(12)
Operational risk	58,413		53,075		10	58,413	53,075	10
Non-counterparty risk	5,866		6,007		(2)	5,866	6,007	(2)
Risk-weighted assets	291,410		273,846		6	284,248	266,103	7
Capital ratios (%)
CET1 ratio	14.9		15.7		–	10.1	10.0	–
Tier 1 ratio	17.1		16.8		–	14.0	12.8	–
Total capital ratio	20.8		20.6		–	16.5	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 7.1 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Basel III
2014
CET1 capital (CHF million)
Balance at beginning of period	42,989
Net income	1,875
Foreign exchange impact	1,967
Impact of deductions relating to phase-in requirements	(3,015)
Other [1]	(494)
Balance at end of period	43,322
Additional tier 1 capital (CHF million)
Balance at beginning of period	3,072
Foreign exchange impact	554
Impact of deductions relating to phase-in requirements	1,607
Issuances	2,721
Redemptions	(1,590)
Other [2]	118
Balance at end of period	6,482
Tier 2 capital (CHF million)
Balance at beginning of period	10,227
Foreign exchange impact	699
Impact of deductions relating to phase-in requirements	62
Other	(41)
Balance at end of period	10,947
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which includes the assumption that 50% of the proposed dividend is distributed in shares, the net impact of pension-related adjustments and a change in other regulatory adjustments.

2
Reflects a change in regulatory adjustments, primarily gains and losses due to changes in own credit risk on fair valued financial liabilities that will be deducted from CET1 once Basel III is fully implemented, and other movements on additional tier 1 capital instruments.

Other regulatory disclosures
In connection with the implementation of >>>Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures and additional capital disclosures for the Bank parent company can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty-risk RWA. When assessing RWA, it is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Market risk RWA reflect the capital requirements of potential changes in the >>>fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment.
Risk-weighted assets by division – Basel III
end of	2014	2013	% change
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	108,261	95,507	13
Investment Banking	159,815	155,290	3
Corporate Center	23,334	23,049	1
Risk-weighted assets	291,410	273,846	6

Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
2014 (CHF million)
Balance at beginning of period	164,924	10,707	39,133	53,075	6,007	273,846
Foreign exchange impact	11,976	669	1,742	0	0	14,387
Acquisitions and disposals	(143)	0	0	0	0	(143)
Movements in risk levels	(9,383)	1,279	(7,209)	0	(141)	(15,454)
of which credit risk – book size [1]	(6,920)	2,033	–	–	–	–
of which credit risk – book quality [2]	(2,463)	(754)	–	–	–	–
Model and parameter updates [3]	1,048	(1,637)	(1,785)	2,700	0	326
Methodology and policy – internal [4]	4,512	4,112	(995)	(2,062)	0	5,567
Methodology and policy – external [5]	4,599	0	3,582	4,700	0	12,881
Balance at end of period	177,533	15,130	34,468	58,413	5,866	291,410
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
RWA increased 6% from CHF 273.8 billion as of the end of 2013 to CHF 291.4 billion as of the end of 2014, primarily reflecting a significant increase resulting from the foreign exchange impact. Increases in credit risk and operational risk were partially offset by a decrease in market risk.
> Refer to “Risk-weighted assets movement by risk type – Basel III” for further information.
Excluding the foreign exchange impact, the increase in credit risk (excluding >>>CVA) was primarily driven by increases in methodology changes and model and parameter updates, partially offset by decreases in credit risk levels within Investment Banking. External methodology changes resulted from an increase in the risk weighting of private equity positions in Private Banking & Wealth Management, particularly within Asset Management, and in Investment Banking as well as an increase resulting from the mortgage multiplier relating to the financing of certain residential properties in Switzerland. Internal methodology changes were mainly due to the removal of initial margin benefits to the >>>derivatives model within Investment Banking. These increases were mostly offset by decreases in credit risk levels. The decrease in credit risk levels attributed to book size was mainly driven by decreases in derivatives and commercial loans as well as the securitization of >>>OTC derivatives portfolios in Investment Banking. The decrease in credit risk levels attributed to book quality was mainly driven by Investment Banking as a result of decreases in average risk weighting for lending across emerging markets and leveraged financing.
Excluding the foreign exchange impact, the increase in credit risk related to CVA was primarily driven by increases in internal methodology changes and increases in credit risk levels, partially offset by model and parameter updates. Increases in internal methodology changes were due to changes in the hedging of CVA risk and the modeling of derivatives exposures, partially offset by decreases resulting from the improvement of the systems and processes with respect to OTC derivatives within Investment Banking. The increase in credit risk levels attributable to book size was mainly due to increased exposures and hedged positions across both Investment Banking and Private Banking & Wealth Management. The increase was partially offset by decreases in model and parameter updates related to a time series update of the data sets across Investment Banking and Private Banking & Wealth Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by decreases in risk levels and model and parameter updates, partially offset by increases in external methodology changes. The movements in risk levels were driven by a decrease in trading book securitization exposures following increased protection on low rated tranched portfolios, including protection provided by the Capital Opportunity Facility, a component of our employee deferred compensation plan. Decreases in model and parameter updates were due to market data updates for stressed spreads within Investment Banking. These decreases were partially offset by increases in external methodology changes resulting from the regulatory requirement to hold capital against short trading book securitization positions starting on January 1, 2014.
The increase in operational risk was primarily driven by external methodology changes and model and parameter updates, partially offset by internal methodology changes. The increase in external methodology changes resulted from the implementation of a revised >>>AMA model, a >>>FINMA imposed cap applied to benefits derived from insurance protection and an update to the litigation add-on component following an increase in the aggregate range of reasonably possible litigation losses not covered by existing provisions. The increase in model and parameter updates resulted from revised scenarios reflecting settlements of the previously outstanding Federal Housing Finance Agency and US cross-border matters, partially offset by the annual model recalibration with updated loss data. These increases were partially offset by internal methodology changes resulting from an agreement with FINMA to remove the limitation it had previously set on the capital benefit for insurance-based risk transfer.
Regulatory capital and ratios – Bank
The Bank’s CET1 ratio was 14.4% as of the end of 2014 compared to 14.3% as of the end of 2013, reflecting higher CET1 capital, mostly offset by higher RWA. The Bank’s tier 1 ratio was 16.6% as of the end of 2014 compared to 15.4% as of the end of 2013. The Bank’s total capital ratio was 20.5% as of the end of 2014 compared to 19.8% as of the end of 2013.
CET1 capital was CHF 40.9 billion as of the end of 2014 compared to CHF 37.7 billion as of the end of 2013, reflecting a positive foreign exchange impact, the conversion of ineligible participation securities into eligible share capital, net income and an adjusted dividend accrual. CET1 capital was negatively impacted by the 20% phase-in of regulatory deductions from CET1, including goodwill, other intangible assets and certain deferred tax assets.
Additional tier 1 capital increased to CHF 6.3 billion as of the end of 2014 compared to CHF 3.1 billion as of the end of 2013, mainly due to the issuance of the tier 1 capital notes and CCA, the 20% decrease in phase-in deductions, including goodwill, other intangible assets and other capital deductions, and the positive foreign exchange impact, partially offset by the redemption of the tier 1 participation securities.
Tier 2 capital was CHF 11.0 billion as of the end of 2014 compared to CHF 11.6 billion as of the end of 2013, mainly due to the redemption of certain intercompany tier 2 capital notes, partially offset by the positive foreign exchange impact.
The Bank’s total eligible capital increased to CHF 58.1 billion as of the end of 2014 compared to CHF 52.3 billion as of the end of 2013.
RWA increased CHF 18.8 billion to CHF 283.0 billion as of the end of 2014 compared to CHF 264.2 billion as of the end of 2013.
The business of the Bank is substantially the same as the business of the Group. The trends for the Bank are consistent with those for the Group.
> Refer to “Market risk”, “Credit risk” and “Operational risk” in Risk management for further information.

BIS statistics – Basel III – Bank
	Phase-in
end of	2014		2013		% change
Eligible capital (CHF million)
Total shareholders' equity	42,895		39,467		9
Regulatory adjustments [1]	(66)		(2,797)		(98)
Adjustments subject to phase-in	(1,976)	[2]	1,030	[3]	–
CET1 capital	40,853		37,700		8
Additional tier 1 instruments	10,410	[4]	6,643		57
Additional tier 1 instruments subject to phase-out [5]	2,473		3,652		(32)
Deductions from additional tier 1 capital	(6,622)	[6]	(7,226)		(8)
Additional tier 1 capital	6,261		3,069		104
Total tier 1 capital	47,114		40,769		16
Tier 2 instruments	7,014	[7]	6,263		12
Tier 2 instruments subject to phase-out	4,196		5,633		(26)
Deductions from tier 2 capital	(213)		(319)		(33)
Tier 2 capital	10,997		11,577		(5)
Total eligible capital	58,111		52,346		11
Risk-weighted assets (CHF million)
Credit risk	184,531		166,245		11
Market risk	34,439		39,111		(12)
Operational risk	58,413		53,075		10
Non-counterparty risk	5,611		5,758		(3)
Risk-weighted assets	282,994		264,189		7
Capital ratios (%)
CET1 ratio	14.4		14.3		–
Tier 1 ratio	16.6		15.4		–
Total capital ratio	20.5		19.8		–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.4 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

BIS leverage ratio – Group
Beginning in the first quarter of 2015, Credit Suisse adopted the >>>BIS leverage ratio framework, as issued by the >>>BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented by FINMA that are effective for the first quarter of 2015 and the application of those requirements on our 2014 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here.
As of December 31, 2014 the estimated look-through BIS leverage ratio measured against tier 1 capital was 3.4% and the estimated BIS leverage exposure was CHF 1,167 billion.
Credit Suisse is targeting a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%. Credit Suisse has revised its BIS leverage exposure target to CHF 930–950 billion by end 2015 from the previously reported Swiss leverage exposure target of approximately CHF 1,050 billion, on a foreign exchange adjusted basis. The BIS leverage exposure target assumes foreign exchange rates of the US dollar and the euro against the Swiss franc as of January 30, 2015.

SWISS Capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2014, our Swiss CET1 capital and Swiss total capital ratios were 14.8% and 20.7%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 28.4 billion and our Swiss CET1 ratio was 10.0% as of the end of 2014. Our Swiss total eligible capital was CHF 46.7 billion and our Swiss total capital ratio was 16.4% as of the end of 2014, each on a look-through basis.
Swiss statistics – Basel III – Group
	Phase-in				Look-through
end of	2014		2013	% change	2014	2013	% change
Capital development (CHF million)
CET1 capital	43,322		42,989	1	28,576	26,480	8
Swiss regulatory adjustments [1]	(133)		1,658	–	(143)	1,824	–
Swiss CET1 capital [2]	43,189		44,647	(3)	28,433	28,304	0
High-trigger capital instruments	8,893	[3]	7,743	15	8,893	7,743	15
Low-trigger capital instruments	9,406	[4]	6,005	57	9,406	6,005	57
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,663		–	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(7,533)		–	–	–	–	–
Swiss total eligible capital [2]	60,618		58,395	4	46,732	42,052	11
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	291,410		273,846	6	284,248	266,103	7
Swiss regulatory adjustments [6]	1,058		1,015	4	1,057	1,031	3
Swiss risk-weighted assets	292,468		274,861	6	285,305	267,134	7
Swiss capital ratios (%)
Swiss CET1 ratio	14.8		16.2	–	10.0	10.6	–
Swiss total capital ratio	20.7		21.2	–	16.4	15.7	–
1
Includes adjustments for certain unrealized gains outside the trading book and, in the fourth quarter of 2013, also included tier 1 participation securities, which were redeemed in the first quarter of 2014.

2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in the first quarter of 2014.
6 Primarily includes differences in the credit risk multiplier.

Swiss statistics – Basel III – Bank
	Phase-in
end of	2014		2013	% change
Capital development (CHF million)
CET1 capital	40,853		37,700	8
Swiss regulatory adjustments [1]	(111)		1,711	–
Swiss CET1 capital [2]	40,742		39,411	3
High-trigger capital instruments	8,944	[3]	7,743	16
Low-trigger capital instruments	8,480	[4]	5,163	64
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,669		–	–
Deductions from additional tier 1 and tier 2 capital [5]	(6,835)		–	–
Swiss total eligible capital [2]	58,000		52,317	11
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	282,994		264,189	7
Swiss regulatory adjustments [6]	1,048		1,021	3
Swiss risk-weighted assets	284,042		265,210	7
Swiss capital ratios (%)
Swiss CET1 ratio	14.3		14.9	–
Swiss total capital ratio	20.4		19.7	–
1
Includes adjustments for certain unrealized gains outside the trading book and, in the fourth quarter of 2013, also included tier 1 participation securities, which were redeemed in the first quarter of 2014.

2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in the first quarter of 2014.
6 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2014	Minimum component	Buffer component		Progressive component	Excess	2014
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	292.5	–	–		–	–	284.0
2014 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.0%	4.5%	[2]	1.68%	–	10.18%	4.0%	4.5%	[2]	1.68%	–	10.18%
Minimum Swiss total eligible capital (CHF billion)	11.7	13.2		4.9	–	29.8	11.4	12.8		4.8	–	28.9
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.7	8.0		–	23.4	43.2	11.4	7.8		–	21.6	40.7
High-trigger capital instruments	–	5.1		–	3.8	8.9	–	5.0		–	4.0	8.9
Low-trigger capital instruments	–	–		4.9	4.5	9.4	–	–		4.8	3.7	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	6.7	6.7	–	–		–	6.7	6.7
Deductions from additional tier 1 and tier 2 capital	–	–		–	(7.5)	(7.5)	–	–		–	(6.8)	(6.8)
Swiss total eligible capital	11.7	13.2		4.9	30.9	60.6	11.4	12.8		4.8	29.1	58.0
Swiss capital ratios (%)
Swiss total capital ratio	4.0%	4.5%		1.68%	10.5%	20.7%	4.0%	4.5%		1.68%	10.2%	20.4%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and >>>derivative add-ons. As of the end of 2014, our Swiss leverage ratio was 4.9% and our total average exposure was CHF 1,227.5 billion. As of the end of 2014, our total exposure was CHF 1,213 billion.
The Group’s look-through Swiss leverage ratio was 3.9% as of the end of 2014, compared to the current 4% requirement effective 2019, reflecting our progressive component requirement for 2014. For 2015, the Swiss leverage ratio requirement effective 2019 will be 4.09%.
Credit Suisse is targeting a look-through Swiss leverage ratio of approximately 4.5% by the end of 2015. Beginning in the first quarter of 2015, the leverage exposure is measured on the same period-end basis as the leverage exposure for the >>>BIS leverage ratio.
Swiss leverage ratio – Group
	Phase-in			Look-through
end of	2014	2013	% change	2014	2013	% change
Swiss total eligible capital (CHF million)
Swiss total eligible capital	60,618	58,395	4	46,732	42,052	11
Exposure (CHF million) [1]
Balance sheet assets	938,280	890,242	5	938,280	890,242	5
Off-balance sheet exposures	153,713	133,426	15	153,713	133,426	15
Regulatory adjustments	135,544	130,150	4	120,742	113,596	6
Total average exposure	1,227,537	1,153,818	6	1,212,735	1,137,264	7
Swiss leverage ratio (%)
Swiss leverage ratio	4.9	5.1	–	3.9	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

Swiss leverage ratio – Bank
	Phase-in
end of	2014	2013	% change
Swiss total eligible capital (CHF million)
Swiss total eligible capital	58,000	52,317	11
Exposure (CHF million) [1]
Balance sheet assets	920,316	871,814	6
Off-balance sheet exposures	152,775	132,567	15
Regulatory adjustments	134,299	127,927	5
Total average exposure	1,207,390	1,132,308	7
Swiss leverage ratio (%)
Swiss leverage ratio	4.8	4.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.
The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2014	Minimum component	Buffer component	Progressive component	Excess	2014
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,227.5	–	–	–	–	1,207.4
2014 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.96%	1.08%	0.40%	–	2.44%	0.96%	1.08%	0.40%	–	2.44%
Minimum Swiss leverage (CHF billion)	11.8	13.3	4.9	–	30.0	11.6	13.0	4.9	–	29.5
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.8	8.1	–	23.3	43.2	11.6	8.0	–	21.2	40.7
High-trigger capital instruments	–	5.2	–	3.7	8.9	–	5.1	–	3.9	8.9
Low-trigger capital instruments	–	–	4.9	4.5	9.4	–	–	4.9	3.6	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	6.7	6.7	–	–	–	6.7	6.7
Deductions from additional tier 1 and tier 2 capital	–	–	–	(7.5)	(7.5)	–	–	–	(6.8)	(6.8)
Swiss total eligible capital	11.8	13.3	4.9	30.6	60.6	11.6	13.0	4.9	28.5	58.0
Swiss leverage ratio (%)
Swiss leverage ratio	0.96%	1.08%	0.40%	2.50%	4.94%	0.96%	1.08%	0.40%	2.36%	4.80%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Shareholders’ equity and share metrics
Total shareholders’ equity
Group
Our total shareholders’ equity was CHF 44.0 billion as of the end of 2014 compared to CHF 42.2 billion as of the end of 2013. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income and an increase in the share-based compensation obligation. These increases were partially offset by transactions relating to the settlement of share-based compensation awards, an actuarial pension adjustment and dividends paid.
> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholder’s equity was CHF 42.9 billion as of the end of 2014 compared to CHF 39.5 billion as of the end of 2013. Total shareholder’s equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, an increase in the share-based compensation obligation and net income. These increases were partially offset by transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholder’s equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2014	2013	% change	2014	2013	% change
Shareholders' equity (CHF million)
Common shares	64	64	0	4,400	4,400	0
Additional paid-in capital	27,007	27,853	(3)	34,842	34,851	0
Retained earnings	32,083	30,261	6	15,877	14,621	9
Treasury shares, at cost	(192)	(139)	38	–	–	–
Accumulated other comprehensive income/(loss)	(15,003)	(15,875)	(5)	(12,224)	(14,405)	(15)
Total shareholders' equity	43,959	42,164	4	42,895	39,467	9
Goodwill	(8,644)	(7,999)	8	(7,766)	(7,121)	9
Other intangible assets	(249)	(210)	19	(249)	(210)	19
Tangible shareholders' equity [1]	35,066	33,955	3	34,880	32,136	9
Shares outstanding (million)
Common shares issued	1,607.2	1,596.1	1	4,399.7	4,399.7	0
Treasury shares	(7.7)	(5.2)	48	–	–	–
Shares outstanding	1,599.5	1,590.9	1	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	27.48	26.50	4	9.75	8.97	9
Goodwill per share	(5.40)	(5.03)	7	(1.76)	(1.62)	9
Other intangible assets per share	(0.16)	(0.13)	23	(0.06)	(0.05)	20
Tangible book value per share [1]	21.92	21.34	3	7.93	7.30	9
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Share repurchases
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
We purchased 386.3 million treasury shares and sold or re-issued 357.7 million treasury shares in 2014, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2014, the Group held 7.7 million treasury shares.
> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation for further information.

Purchases and sales of treasury shares
In million, except where indicated	Number of shares	Average price per share in CHF
2014
January	24.8	28.72
February	25.5	27.59
March	22.0	27.67
April	32.3	28.41
May	47.7	26.91
June	21.3	26.58
July	39.8	25.62
August	42.0	25.16
September	40.1	25.85
October	37.0	25.28
November	34.9	25.18
December	18.9	25.35
Total purchase of treasury shares	386.3	–

Total sale of treasury shares	357.7	–
Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the annual general meeting (AGM). The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors have to confirm whether the appropriation of retained earnings is in accordance with Swiss law and articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.
Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. Dividend payments made in 2014, for 2013, were comprised of a cash distribution of CHF 0.70 per share paid out of reserves from capital contributions. Our Board of Directors will propose to the shareholders at the AGM on April 24, 2015 a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2014. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new Group shares at the option of the shareholder. The ex-dividend date has been set to May 4, 2015.
Reflecting our holding company structure, the Group is not an operating company and holds investments in subsidiaries. It is therefore reliant on the dividends of its subsidiaries to pay shareholder dividends and service its long-term debt. The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.
> Refer to “Proposed distribution against reserves from capital contributions” in VI – Parent company financial statements – Credit Suisse Group – Proposed appropriation of retained earnings and capital distributions for further information on dividends.
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2013	0.79		0.70
2012 [2]	0.83		0.75
2011	0.78		0.75
2010	1.48		1.30
2009	1.78		2.00
1 Represents the distribution on each American Depositary Share. For further information, refer to www.credit-suisse.com/dividend.
2
Distribution consisted of CHF 0.10 (USD 0.11) per share in cash and a stock dividend with a theoretical value of approximately CHF 0.65 (USD 0.69) per subscription right as approved at the AGM on April 26, 2013 for the financial year 2012.

Foreign exchange exposure and interest rate management
Foreign exchange risk associated with investments in branches, subsidiaries and affiliates is managed within defined parameters that create a balance between the interests of stability of capital adequacy ratios and the preservation of Swiss franc shareholders’ equity. The decisions regarding these parameters are made by CARMC and are regularly reviewed. Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward looking and concurrent backward looking hedging activity, which is aimed at reducing the foreign exchange rate induced volatility of reported earnings.
Interest rate risk inherent in banking book activities, such as lending and deposit taking, is managed through the use of replication portfolios. Treasury develops and maintains the models needed to determine the interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize the stability and sustainability of spread revenues at the divisions. Further, Treasury manages the interest exposure of the Bank’s equity to targets agreed with senior management.

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and continued to be a key focus area in 2014. During the year, we took additional steps to adapt our business and risk management practices to reflect changes in our operating environment. In addition, we restructured our risk organization to further strengthen the holistic risk coverage, effectiveness of risk governance and oversight.
Key Risk developments
2014 was a year marked by slowing global economic growth, rising geopolitical risks, diverging policies of major central banks and a significant decrease in energy prices. The combination of low interest rates, low market volatility through most of the year, rising prospects of deflation, exacerbated by falling commodity prices, and investors’ search for yield resulted in a further decrease in yields and, mainly in the first half of 2014, tightening credit spreads.
Cross-border matters
In May 2014, we entered into a comprehensive and final settlement regarding all outstanding US cross-border matters. Over the last several years, we have been enhancing our operational risk framework and legal and compliance oversight programs to generally address cross-border risks.
Ukraine crisis
During 2014, the macroeconomic effects of increasing tension in the Ukraine were mostly confined to the nearby regions, but the risk of a more widespread disruption increased. Since June 2014, the Russian ruble has significantly devalued against major currencies, yields on Russian bonds have increased significantly and Russia’s financial markets reached high volatility. We closely monitor and manage our exposures to Russian counterparties and have lowered our exposures and reduced our country exposure limits.
Leveraged finance
In March 2013, the OCC, the Fed, and the FDIC jointly issued supervisory guidance on leveraged lending (Guidance). The goals of the Guidance include helping financial institutions properly evaluate and monitor underwritten credit risks in leveraged loans, understand the effect of changes in borrowers’ enterprise values on credit portfolio quality, assess the sensitivity of future credit losses to changes in enterprise values, and to strengthen their risk management frameworks so that leveraged lending activities do not heighten risk in the banking system or the broader financial system. In November 2014, the same agencies indicated that the standards for underwriting and arranging loan transactions that can be classified as leveraged lending may receive increased scrutiny. This heightened standard of scrutiny is negatively impacting Credit Suisse’s ability to underwrite and originate leveraged lending transactions.
Energy prices
The reduction in energy prices gathered momentum in the fourth quarter 2014 and led to a sharp decline in the high yield credit market of the energy sector. This decline impacted the overall high yield market and led to an increase in volatility across credit markets. Due to the oil price decline, oil-producing emerging market countries saw significant declines in hard currency revenues, which resulted in increased volatility across some of the major emerging market indices. In 2014, we were not materially impacted by this increase in volatility. We closely monitor and manage our lending exposure to the highest impacted areas, such as the North American exploration and production and the oilfield services sectors. Any potential losses due to defaults would be mitigated because a majority of the loans are highly collateralized. Historically, such loans have experienced high recovery rates.
Cyber-attacks
Cyber threats are continuously evolving, becoming more sophisticated, targeted and sustained. The speed and scale offered by the internet have been increasingly harnessed in cyber-attacks to target multiple systems or processes in parallel, causing widespread harm. Defending and countering cyber-attacks while addressing evolving regulations and policies is a complex challenge. The economic effects of cyber-attacks can extend beyond the loss of financial assets or intellectual property. There are costs associated with loss of client confidence and reputational risk, the opportunity costs of service disruptions, the cost of repairs and remediation after cyber incidents and the increasing cost of cyber security. We are focused on continually strengthening our cyber security defense capabilities along with promoting a strong risk culture and good governance.
SNB decision to discontinue the minimum exchange rate
On January 15, 2015, the SNB decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. It also decreased the target range for the three-month Swiss franc LIBOR. The immediate market impact was significant, with the Swiss franc significantly strengthening against the euro and other major currencies, the Swiss equity markets falling and interest rates further decreasing. We managed the market volatility and client flow at the time of the SNB decision without incurring material trading losses and without an immediate impact to our capital ratios.

Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong involvement of senior management and the Board of Directors (Board).
To meet the challenges of a volatile market environment and changing regulatory frameworks, we are working to continuously strengthen risk management throughout the Group. We have comprehensive risk management processes and sophisticated control systems. We are working to limit the impact of negative developments that may arise by carefully managing risk concentrations.
Risk governance
Effective risk management begins with effective risk governance. Our risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role and defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group, including primary responsibility for compliance with relevant legal and regulatory requirements and internal controls.
The second line of defense includes functions such as risk management, legal and compliance and product control. It articulates standards and expectations for the management of risk and effectiveness of controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors compliance with the same. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing and challenging front office activities and producing independent management information and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Our operations are regulated by authorities in each of the jurisdictions in which we conduct business. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. The Swiss Financial Market Supervisory Authority FINMA (FINMA) is our primary regulator providing global supervision.
> Refer to “Regulation and supervision” in I – Information on the company for further information.

Our governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees and the Group Chief Risk Officer (CRO) in accordance with their respective authority.
> Refer to “Board of Directors” and “Board Committees” in IV – Corporate Governance and Compensation – Corporate Governance for further information.
Board of Directors
The Board is responsible for our strategic direction, supervision and control, and for defining our overall tolerance for risk in the form of a risk appetite statement and overall risk limits. Overall risk limits are set by the Board in consultation with its Risk Committee.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of our risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and performance of internal and external auditors.
Executive Board
The Executive Board is responsible for developing and implementing our strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Group-wide risk policies. The Group CRO is a member of the Executive Board and represents the risk management function.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for supervising and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk limits among the various businesses, and for developing measures, methodologies and tools to monitor and manage the risk portfolio. CARMC operates in three cycles with monthly meetings on a rotating basis. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The market & credit risks cycle reviews risk exposures and concentrations, defines and implements risk management strategies for the Group businesses and sets and approves risk limits within approved Board limits and other appropriate measures to monitor and manage the risk portfolio within the various Group businesses. In the market & credit risk cycle, the credit portfolio & provisions review committee, a sub-committee of CARMC, reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The internal control systems cycle monitors and analyzes significant legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems, particularly with regards to valuation risks and the new business approval process.
The Valuation Risk Management Committee (VARMC) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process.
The Risk Processes & Standards Committee (RPSC) reviews major risk management processes, issues general instructions, standards and processes concerning risk management, approves material changes in market, credit and operational risk management standards, policies and related methodologies, and approves the standards of our internal models used for calculating regulatory capital requirements.
The Reputational Risk & Sustainability Committee (RRSC) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also ensures compliance with our reputational and sustainability policies and oversees their implementation.
Divisional and legal entity risk management committees
Divisional and legal entity risk management committees review risk, legal and compliance and internal control matters specific to the divisions and individual legal entities, respectively.
Risk organization
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage risk matters.
Our risk organization has been restructured in light of the increasing complexity of the regulatory environment and the strong emphasis on legal entity considerations. A core mandate of the risk management function is to contribute to an effective and independent second line of defense.

The restructured risk management organization was developed in the second half of 2014, it became effective in January 2015 and its implementation continues during 2015. The key elements of the risk organization include:
Matrix structure
Our matrix structure reflects the Group’s business strategy and emphasizes the Group’s legal entity considerations.
The global functions comprise market, credit, operational and fiduciary risk management, and they are accountable for functional risk oversight and the limit framework both at global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change.
The regional legal entity chief risk officers comprise our four regions and provide risk oversight for legal entities. They define the local risk management and risk appetite frameworks and are responsible for meeting the legal-entity-specific regulatory requirements. The global functions and the regional legal entity chief risk officers jointly manage the functional teams in each location.
Enterprise Risk Management
The Enterprise Risk Management central function, with its head directly reporting to the Group CRO, strengthens holistic risk coverage. By consolidating our cross-functional and cross-business risk initiatives in Enterprise Risk Management, we enhance effectiveness and harmonize our overarching risk framework and concepts. The Enterprise Risk Management mandate is focused on the overarching risk framework including risk appetite and stress testing, Group risk reporting, model risk management, risk-related regulatory management and coordination of our reputational risk-related activities.
Divisional chief risk officers
The two divisional chief risk officer roles for Investment Banking and Private Banking & Wealth Management ensure alignment of the risk management function within our businesses.
Other central functions
Risk & Finance Data Analytics and Reporting provides consistent reporting production, analytics and data management shared with finance functions. CRO Change Management is responsible for the portfolio of strategic change programs across the risk management function. The CRO’s chief operating officer facilitates business management within the risk management function.

Risk culture
We base our business operations on conscious and disciplined risk-taking. We believe that independent risk management, compliance and audit processes with proper management accountability are critical to the interests and concerns of our stakeholders. Our risk culture is supported by the following principles:
– Our risk management policies set out authorities and responsibilities for taking and managing risks;
– We establish a clear risk appetite that sets out the types and levels of risk we are prepared to take;
– We actively monitor risks and take mitigating actions where they fall outside accepted levels;
– Breaches of risk limits are identified, analyzed and escalated, and large, repeated or unauthorized exceptions may result in disciplinary action; and
– We seek to establish resilient risk controls that promote multiple perspectives on risk and reduce the reliance on single risk measures.
We actively promote a strong risk culture where employees are encouraged to take accountability for identifying and escalating risks and for challenging inappropriate actions. The businesses are held accountable for managing all of the risks they generate, including those relating to employee behavior and conduct, in line with our risk appetite. Expectations on risk culture are regularly communicated by senior management, reinforced through policies and training, and considered in the performance assessment and compensation processes and, with respect to employee conduct, assessed by formal disciplinary review committees. In 2014, we introduced across the Group a set of business conduct behaviors that support our desired risk culture. They are designed to encourage employees to act in ways that reduce operational risk incidents, address the root causes of past operational risk incidents in the financial services sector and other relevant industries, and touch on our ability to learn from past events.
> Refer to “Conduct risk” for further information.
Risk appetite Framework
Overview
We maintain a comprehensive Group-wide risk appetite framework, providing a robust foundation for risk appetite setting and management across the Group. A key element of the framework is a detailed statement of the Board-approved risk appetite which is aligned to our financial and capital plans. The framework also encompasses the processes and systems for assessing the appropriate level of risk appetite required to constrain our overall risk profile.
Risk capacity is the maximum level of risk that we can assume before breaching any constraints determined by capital needs, liquidity requirements, shareholder expectations, or conduct and fiduciary responsibilities to clients and other stakeholders. Risk appetite expresses the aggregate risk we are willing to accept within our risk capacity to achieve our strategic objectives and business plan. Risk profile is a point-in-time assessment of our net risk exposures aggregated within and across each relevant risk category. The size of our risk profile is restricted to the planned level of our risk appetite through the use of risk controls, such as limits, guidelines, tolerances and targets.

Risk appetite framework
The Group risk appetite framework encompasses the suite of policies, processes, controls and systems with which the risk controls are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
– maintaining Group-wide capital adequacy on both a regulatory basis and under stressed conditions;
– promoting stability of earnings;
– ensuring sound management of liquidity and funding risk;
– minimizing reputational risk; and
– managing and controlling business conduct risk.
Group-wide risk appetite is determined in conjunction with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk-usage by the businesses, and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process and is the means through which our strategic risk objectives, financial resources and business plans are aligned.
The risk appetite statement is the formal plan, approved by the Board, for our Group-wide risk appetite. Key divisional allocations are cascaded from the Group and approved in divisional risk management committees. Legal entity risk appetites are allocated from the Group and are approved by the local legal entity board of directors.
The top-down and bottom-up risk appetite calibration process includes the following key steps:
Top-down:
– Group-level strategic risk objectives are agreed by the Board in line with our financial and capital objectives.
– Top-down risk capacities and risk appetites are determined with reference to available resources and key thresholds, such as minimum regulatory requirements.
– A risk appetite statement is determined and approved annually by the Board, and is based on both the strategic risk objectives and comprehensive scenario stress testing of our forecasted financial results and capital requirements. A semi-annual review of the risk appetite and capacity levels is performed. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization.
– Separate legal entity risk appetite frameworks aligned to local regulatory requirements are in place for material subsidiaries. An integrated year-end planning process ensures that individual legal entity risk appetites are consistent with Group levels.
– Divisional risk committees are responsible for allocating risk appetite within their area based on individual business line reviews and requirements.
Bottom-up:
– Risk forecasts are established by front office business experts in conjunction with financial plans in order to ensure they are consistent with the business strategy. These plans are reviewed by the relevant risk management committees.
– Bottom-up risk forecasts are aggregated across businesses to assess divisional and Group-wide risk plans and to support management decisions on variations to existing risk appetite levels or the possible need for new risk appetite measures.
The following chart provides an overview of key Group-wide quantitative and qualitative aspects covered in our risk appetite statement for the Group and their connection to the division-specific risk appetite statements.

Risk controls
A core aspect of our risk appetite framework is a sound system of integrated risk controls to maintain our risk profile within our overall risk appetite. Controls are classified according to type and authority, with the principal control types comprising limits, guidelines and tolerances. The risk controls restrict our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.
Limits are binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs. Guidelines are thresholds which, if breached, require an action plan to reduce risk below the guideline or to propose, justify and agree to adjust the guideline. Tolerances are designed as management thresholds to initiate discussion, and breach of a tolerance level triggers review by the relevant control authority. Authority is determined by the approving body and controls are currently in effect from all key risk governance bodies and committees including the Board, its Risk Committee and the Executive Board through CARMC.
We have established a control structure which manages the Group’s risk profile using multiple metrics, including economic risk capital, value-at-risk (VaR), scenario analysis and various exposure limits at Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstances where a breach of these limits would occur, it would result in an immediate notification to the Chairman of the Board’s Risk Committee and the Group CEO, and written notification to the full Board at its next meeting. Following notification, the Group CRO may approve positions that exceed the Board limits up to a predefined level and any such approval is reported to the full Board. Positions that exceed the Board limits by more than the predefined level may only be approved by the Group CRO and the full Board acting jointly. In 2014 and 2013, no Board limits were exceeded.
Dedicated controls are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for allocating divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. Divisional management is responsible for allocating risk appetite further into the organization. For this purpose, it uses a detailed framework of more than 100 individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk controls are intended to:
– limit overall risk-taking to the Group’s risk appetite;
– trigger senior management discussions with the businesses involved, risk management and governance committees in case of substantial change in the overall risk profile;
– ensure consistent risk measurement across businesses;
– provide a common framework for the allocation of resources to businesses; and
– provide a basis for protecting the Group’s capital base and meet strategic risk objectives.
The limit framework encompasses specific limits on a large number of different products and risk type concentrations. For example, there are controls over consolidated trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed capital. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set close to the planned risk profile to ensure that any meaningful increase in risk exposures is promptly escalated. The divisional chief risk officers and certain other members of senior management have the authority to temporarily increase the divisional risk committee limits by an approved percentage for a period not to exceed 90 days. Any divisional risk committee limit excess is subject to a formal escalation procedure and must be remediated or expressly approved by senior management. Senior management approval is valid for a standard period of ten days (or fewer than ten days for certain limit types) and approval has to be renewed for additional standard periods if an excess is not remediated within the initial standard period. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer are monitored on a weekly basis. A smaller subset of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2014, 98% of all limit excesses were resolved within the approved standard period.
While the primary purpose is risk management, risk limits are also useful tools in the identification of trading misconduct and unauthorized trading activities. The limit owners are responsible for reviewing warning triggers for risk limits. They may set warning triggers for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business. Strict escalation procedures apply to any limit breaches and depending on the severity of the excess, the Group CRO’s or divisional chief executive officer’s approval may be required. Serious excesses are highlighted in periodic Risk Committee meeting management summaries. An assessment by the disciplinary review committee and any disciplinary actions that may be taken are considered in the regular performance assessment and compensation processes.

Risk Coverage and Management
Overview
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, limits, guidelines, processes, standards, risk assessment and measurement methodologies, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to ensure consistency with our business activities and relevance to our business and financial strategies. Risk management practices have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful.
The key risk types, their definitions and key risk evaluation methods are summarized in the following table.

Key risk types overview

<table>
<tr><th>Key risk types and definition</th><th>Key risk evaluation methods</th></tr>
<tr><td>Liquidity and funding risks: The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations.</td><td>Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing</td></tr>
<tr><td>Market risk: The risk of financial loss from adverse changes in market prices, including interest rates, credit spreads, foreign exchange, equity and commodity prices, and other factors such as market volatility and the correlation of market prices.</td><td>Value-at-risk, sensitivities, economic risk capital, stress testing</td></tr>
<tr><td>Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.</td><td>Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing</td></tr>
<tr><td>Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.</td><td rowspan="4">Risk and control self-assessments, risk and control indicators, internal and external incident data, economic risk capital, stress testing</td></tr>
<tr><td>Conduct risk: The risk that poor conduct by the Group, employees or representatives could result in clients not receiving a fair transaction, damage to the integrity of the financial markets or the wider financial system, or ineffective competition in the markets in which we operate that disadvantages clients.</td></tr>
<tr><td>Technology risk: The risk of financial loss from failure, exploitation of vulnerabilities or other deficiencies in the platforms that support our daily operations and the system applications and infrastructure on which they reside.</td></tr>
<tr><td>Legal, compliance and regulatory risks: Legal and compliance risks are the risk of loss arising from the failure to comply with legal obligations, applicable regulations and other related circumstances. Regulatory risk is the risk that changes in laws may affect our activities.</td></tr>
<tr><td>Reputational risk: The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.</td><td rowspan="3">■ A comprehensive assessment for these risk types is performed both periodically and event-driven.
■ The results of the analysis impact management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.
■ The risk management actions include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments.</td></tr>
<tr><td>Fiduciary risk: The risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective.</td></tr>
<tr><td>Strategy risk: The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.</td></tr>
</table>

It is important to both evaluate each risk type separately and assess their combined impact on the Group, which helps ensure that our overall risk profile remains within the Group-wide risk appetite.
The primary evaluation methods used to assess Group-wide quantifiable risks include economic risk capital and stress testing. Economic risk capital captures market, credit, operational and certain other risks and is a key component in our risk appetite framework with limits determined to control aggregate risk. Stress testing captures market, credit and operational risks and provides an evaluation method capable of capturing both historic and forward-looking scenarios to ensure that aggregate risks are managed within the Group-wide risk appetite also under stressed conditions.
The description of our economic risk capital methodology and our stress testing framework below is followed by a more detailed description of our key risk types.
> Refer to “Liquidity and funding management” for further information on liquidity and funding risks-related evaluation methods used in our liquidity risk management framework and for funding management.

Economic risk capital
Overview
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Under the Basel framework, we are required to maintain a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with our overall risk profile and the current operating environment. Our economic risk capital model represents our internal view of the amount of capital required to support our business activities.
> Refer to “Capital strategy and framework” and “Regulatory capital framework” in Capital management for further information on our capital management framework.
Methodology and scope
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks. Within each of these risk categories, risks are further divided into subcategories, for which economic risk capital is calculated using the appropriate specific methodology. Some of these methodologies are common to a number of risk subcategories, while others are tailored to the particular features of single, specific risk types included in position risk, operational risk and other risks. Economic risk capital is calculated as the sum of position risk, operational risk and other risks.
Position risk and diversification benefit
Position risk is the level of unexpected loss from our portfolio of balance sheet and off-balance sheet positions over a one-year holding period and includes market and credit risks. Position risk is calculated at a 99% confidence level for risk management purposes and converted to a 99.97% confidence level for capital management purposes. Our position risks categories are described in the following table.
Position risk categories
Position risk categories	Risks captured
Fixed income trading	– Foreign exchange rates and volatilities
– Interest rate levels and volatilities
– Commodity prices and volatilities
– Credit spreads and the risk of corporate bond defaults
– Life finance and litigation business activities
Equity trading & investments	– Equity prices and volatilities
– Non-recourse share-backed financing transactions
– Liquid hedge funds exposures and fund-linked products
– Equity risk arbitrage activities, in particular the risk that an announced merger may not be completed
– Private equity, illiquid hedge funds and other illiquid equity investment exposures
Private banking corporate & retail lending	– Potential changes in the creditworthiness of counterparty exposures in the Private Banking & Wealth Management division and the risk of counterparty defaults
International lending & counterparty exposures	– Potential changes in the creditworthiness of counterparty exposures, mainly in the Investment Banking division, and the risk of counterparty defaults
Emerging markets country event risk	– Country events in emerging markets
Real estate & structured assets	– Commercial real estate activities and structured assets
– Residential real estate activities and positions in asset-backed securities
To determine our overall position risk, we consider the diversification benefit across risk types. Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of position risk for the individual risk types and the position risk calculated for the combined portfolio. Hence, position risk for the combined portfolio is non-additive across risk types and is lower than the sum of position risk of its individual risk types due to risk reduction (or benefit) caused by portfolio diversification. When analyzing position risk for risk management purposes, we look at individual risk types before and after diversification benefit.
Operational risk
Operational risk is the level of loss resulting from inadequate or failed internal processes, people and systems or from external events calculated at a 99.97% confidence level and a one-year holding period. A scenario-based approach is used to derive exposures, with event risk modeling utilized to calculate the operational risk. The primary focus is on major events, such as unauthorized trading, business interruption or fraud. Estimating operational risk is inherently more subjective and reflects quantitative tools and senior management judgment.
Other risks
The other risks category includes the following:
– Our expense risk measures the potential difference between expenses and revenues in a severe market event, excluding the elements captured by position risk and operational risk, using conservative assumptions regarding the earnings capacity and the ability to reduce the cost base in a crisis situation.
– Pension risk is the risk that we, as a plan sponsor, are required to fund a deficit in employee pension schemes in an extreme event. It covers fluctuations in our pension plan assets and liabilities which can lead to potential funding shortfalls. Funding shortfalls can arise from a decline in asset values and/or an increase in the present value of liabilities. The shortfall would need to be funded using available resources. In order to recognize the potential for a funding shortfall, we apply an economic risk capital charge.
– Owned real estate risk is defined as the capital at risk which arises from fluctuations in the value of buildings owned by the Group.
– Foreign exchange risk is the risk arising from a currency mismatch between available economic capital and economic risk capital required.
– Corporate interest rate risk is the interest rate risk on our treasury positions.
– The impact from deferred share-based compensation awards captures the economic benefit that may result from covering our structural short obligations to deliver own shares through market purchases in the case of falling market prices.
– Model uncertainty add-on is an estimate for the impacts of certain planned methodology changes.
Available economic capital
Available economic capital is an internal view of capital available to absorb losses based on the reported BIS look-through CET1 capital under Basel III, with economic adjustments applied to provide consistency with economic risk capital. It enables a comparison between capital needs (economic risk capital) and capital resources (available economic capital).
Economic risk capital coverage ratio
Economic risk capital coverage ratio is defined as the ratio between capital available to absorb losses (available economic capital) and capital needs (economic risk capital). The economic risk capital coverage ratio is primarily meant to provide a reference point for an assessment of our solvency and reflects our best internal assessment of risk and loss absorbing capacity.
Governance
Our economic risk capital framework is governed and maintained by a dedicated steering committee, which regularly reviews, assesses and updates the economic risk capital methodology in light of market and regulatory developments, risk management practice and organizational changes. In addition, the steering committee approves new methodologies and prioritizes the implementation for its three components (position risk, operational risk and other risks).
Stress testing framework
Overview
Stress testing or scenario analysis provides an additional approach to risk management and formulates hypothetical questions, including what would happen to our portfolio if, for example, historic or adverse forward-looking events were to occur. A well-developed stress testing framework provides a powerful tool for senior management to identify these risks and also take corrective actions to protect the earnings and capital from undesired impacts.
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, used in risk appetite discussions and strategic business planning, and to support our internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Group-wide stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of BIS CET1 capital ratios on a phase-in and look-through basis. Stress tests also form an integral part of the Group’s recovery and resolution plan (RRP). Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
Stress testing provides key inputs for managing the following objectives of the risk appetite framework:
– Ensuring Group-wide capital adequacy on both a regulatory basis and under stressed conditions: We run a suite of scenarios on forecasted financial metrics such as revenues, expenses, pre-tax income and >>>risk-weighted assets. The post-stress capital ratios are assessed against the risk appetite of the Group.
– Maintaining stable earnings: We mainly use stress testing to quantitatively assess earnings stability risk. Earnings-loss-triggers are established and monitored to contain excessive risk-taking which could compromise our earnings stability.
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analysis, FINMA requires a semi-annual loss potential analysis that includes an extreme scenario that sees European countries experience a severe recession resulting from the worsening of the European debt crisis.

Methodology and scope of Group-wide stress testing
Stress tests are carried out to determine stressed position losses, earnings volatility and stressed capital ratios using historical, forward-looking and reverse stress testing scenarios. The scope of stress testing includes market, credit default, operational, business and pension risk. Stress tests also include the scenario impact on risk-weighted assets through changes to market, credit and operational components.
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. Standardized severity levels allow comparability of severity across differing risk types. The calibration of bad day, bad week, severe event and extreme event scenarios involves the identification of the worst moves that have occurred in recent history. Severe flight to quality is our main scenario used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the Lehman collapse during the fourth quarter of 2008. The severe flight to quality scenario assumes a severe market crash in equity and commodity markets, along with a widening of credit spreads and stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. A risk council comprised of internal economists, front office and representatives of the risk management function discusses the backdrop to several forward-looking scenarios. The risk council reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, Middle East conflict and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire firm, such as the credit concentration scenario. During 2014, the Group focused on the following forward-looking scenarios:
– Ending of credit cycle: there is a tightening in credit markets and the US economy slides into a deep and prolonged recession with a substantial increase in default rates.
– Sovereign and banking crisis in a eurozone country: after several of its banks failed the asset quality stress results in October 2014, a significant eurozone country enters into a deep recession that leads to a spike in its sovereign yields and to a confidence crisis in its domestic banking sector, with contagion to selected other eurozone countries. The eurozone is pushed into a deep recession with a severe drop in corporate earnings leading to defaults.
– Euro deflation scenario: the eurozone heads into deflation, the credit default cycle gradually worsens, and banks are stressed and forced to reduce lending, leading to a tightening of the money supply.
– Emerging markets hard landing scenario: a slowdown in a major Asian economy, driven by defaults in the non-regulated part of its finance industry, exacerbates falling investor confidence. Massive capital flight from emerging markets causes overall emerging markets gross domestic product growth to decline significantly, impacting growth in the eurozone and US economies.
– Escalation of the Ukraine crisis: escalation of the Ukraine crisis triggers sanctions impacting Russia’s financial sector. Russia enters into a severe recession impacting the global economy, and flight to safety drives capital away from emerging markets.
The scenarios are reviewed and updated regularly as markets and business strategies evolve.
We use reverse stress testing scenarios to complement traditional stress testing and enhance our understanding of business model vulnerabilities. Reverse stress testing scenarios define a range of severe adverse outcomes and identify what could lead to these outcomes. The more severe scenarios include large counterparty failures, sudden shifts in market conditions, operational risk events, credit rating downgrades and the shutdown of wholesale funding markets.
Governance
Our stress testing framework is comprehensive and governed through a dedicated steering committee. The scenario steering committee reviews the scenario methodology and approves changes to the scenario framework. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management, the business divisions and regulators.
Market risk
Definition
Market risk is the risk of financial loss arising from movements in market prices. The movements in market prices that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices. A typical transaction or position in financial instruments may be exposed to a number of different market risks. Our trading portfolios (trading book) and non-trading portfolios (banking book) have different sources of market risk.
Sources of market risk
Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. This classification reflects the business and risk management perspective and may be different from the classification of these assets for financial reporting purposes.
Trading book
Market risks from our trading book primarily relate to our trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. Our trading book, as determined for risk management purposes, typically includes fair-valued positions only, primarily of the following balance sheet items: trading assets and trading liabilities, investment securities, other investments, other assets (mainly derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
The market risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading book and are reflected in our >>>VaR measures.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices. Our banking book, as determined for risk management purposes, includes a majority of the following balance sheet items: loans, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, cash and due from banks, brokerage receivables, due to banks, customer deposits, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, brokerage payables, selected positions of short-term borrowings and long-term debt, and other assets and liabilities not included in the trading portfolio.
We assume interest rate risks in our banking book through interest rate-sensitive positions originated by Private Banking & Wealth Management, money market and funding activities by Treasury, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily in Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and, since October 2014, have been risk-managed within Private Banking & Wealth Management on a pooled basis using replication portfolios. The replication portfolios approximate the interest rate characteristics of the underlying products. This particular source of market risk is monitored on a daily basis. Following the transfer of the interest rate risk management of these portfolios from Treasury to Private Banking & Wealth Management in October 2014, Treasury continues to be responsible for the modeling and monitoring of the replication portfolios.
Evaluation and management of market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measurement is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. Each evaluation method aims to estimate the potential loss that we can incur due to an adverse market movement over a defined holding period with a specified confidence level. VaR, scenario analysis, position risk and sensitivity analysis complement each other in our market risk assessment and are used to measure market risk at the Group level. Our risk management practices are regularly reviewed to ensure they remain appropriate.
Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
Value-at-Risk
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR can be applied for all financial instruments with sufficient price histories. Positions are aggregated by risk category rather than by product. For example, interest rate risk VaR includes the risk of fluctuations in interest rates arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations between different assets, applying the concept of portfolio diversification benefit described above for position risk. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
Our VaR model is predominantly based on historical simulation which derives plausible future trading losses from the analysis of historic market prices. The model is responsive to changes in volatility through the use of exponential weighting, which applies a greater weight to more recent events, and the use of expected shortfall equivalent measures to ensure all significant events are included in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, except for the confidence level and holding period used and the scope of financial instruments considered.

For our risk management VaR, we use a two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice in 100 trading days over a multi-year observation period. This measure captures risks in trading books only and includes securitization positions. It is more closely aligned to the way we consider the risks associated with our trading activities. Our VaR used for limit monitoring purposes also uses a two-year historical dataset, a one-day holding period and a 98% confidence level. This measure includes positions from both the trading book and the banking book and also includes securitization positions.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes the following components for the calculation of regulatory capital: >>>regulatory VaR, regulatory VaR for backtesting purposes, >>>stressed VaR, >>>IRC and the impact of changes in a counterparty’s credit spreads (also known as >>>CVA). The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level. This measure captures risks in the trading book only and excludes securitization positions as these are treated under the securitization approach for regulatory purposes. The regulatory VaR for backtesting purposes uses a two-year historical dataset, a one-day holding period and a 99% confidence level. This measure captures risks in the trading book and includes securitization positions. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that results in the highest VaR. The continuous one-year observation period on a historical dataset starting in 2006 avoids the smoothing effect of the two-year dataset used for our risk management and regulatory VaR, allows for a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR.
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other related international standards for market risk management. We have approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our regulatory VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
VaR limitations
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on the behavior of historical market conditions. The main assumptions and limitations of VaR as a risk measure are:
– VaR relies on historical data to estimate future changes in market conditions, which may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities;
– Although VaR captures the relationships between risk factors, these relationships may be affected by stressed market conditions;
– VaR provides an estimate of losses at a specified confidence level, which means that it does not provide any information on the size of losses that could occur beyond that confidence level;
– VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; and
– VaR is calculated using positions held at the end of each business day and does not include intra-day exposures.
To mitigate some of the VaR limitations and estimate losses associated with unusually severe market movements, we use other metrics designed for risk management purposes and described above, including stressed VaR, position risk and scenario analysis.
For some risk types there can be insufficient historical data for a calculation within the Group’s VaR model. This often happens because underlying instruments may have traded only for a limited time. Where we do not have sufficient market data, either market data proxies or extreme parameter moves for these risk types are used. Market data proxies are selected to be as close to the underlying instrument as possible. Where neither a suitable market dataset nor a close proxy is available, extreme parameter moves are used which are aggregated assuming a zero correlation.
Risks that are not currently implemented within the Group’s VaR model such as certain basis risks, higher order risks and cross risks between asset classes are captured through >>>risk not in VaR (RNIV) calculations. RNIV is also used if accurate sensitivity analysis cannot be performed for the respective risks.
We use a risk factor identification process to ensure that risks are identified and measured correctly. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Group’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. Through this process, risks that are not yet captured in the VaR model or the RNIV framework are identified. A plan for including these risks in one or the other framework can then be devised. RNIV is captured in our economic risk capital framework.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenue. Actual daily trading revenues for the purpose of this backtesting are defined as gains and losses arising from our trading activities, including mark-to-market gains and losses, the net cost of funding, and fees and commissions. Actual daily trading revenues do not include gains and losses resulting from valuation adjustments associated with counterparty and own credit exposures. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. Statistically, at the overall Group level, given the 99% confidence level and the one-day holding period used in the regulatory VaR model for backtesting purposes, we would expect daily trading losses to exceed the calculated daily VaR not more than once in 100 trading days over a multi-year observation period.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues. The subset of actual daily trading revenues is defined on a consistent basis as the gains and losses for the regulatory VaR model but excludes non-market elements such as fees, commissions, non-market-related provisions, gains and losses from intra-day trading, cancellations and terminations.
VaR governance
Like other sophisticated models, our VaR model is subject to internal governance including validation by a team of modeling experts independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended. We employ a range of different control processes to help ensure that the models used for market risk remain appropriate over time. As part of these control processes, a dedicated VaR governance steering committee meets regularly to review model performance and approve any new or amended models.
Sensitivity analysis
Market risks associated with our banking book positions are measured, monitored and limited using several tools, including economic risk capital, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with our banking book positions are measured using sensitivity analysis. Sensitivity analysis is a technique used to determine how different values of an independent variable will impact a particular dependent variable under a given set of assumptions. The sensitivity analysis for the banking book positions measures the potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure of the potential impact on reported earnings in the current period, since the banking book positions generally are not marked to market through earnings.
Credit and debit valuation adjustments
Credit valuation adjustments (CVA) are modifications to the measurement of derivative assets used to reflect the credit risk of counterparties. Debit valuation adjustments (DVA) are modifications to the measurement of derivative liabilities used to reflect an entity’s own credit risk. VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products.
Credit risk
Definition
Credit risk is the risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a counterparty default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets measured at >>>fair value, with valuation changes recorded in the consolidated statements of operations.
Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk arises from lending products, irrevocable loan commitments, credit guarantees and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.
Evaluation and management of credit risk
Effective credit risk management is a structured process to assess, measure, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Our credit risk management framework covers virtually all of the Group’s credit exposure and includes the following core components:
– individual counterparty rating systems;
– transaction rating systems;

– a counterparty credit limit system;
– country concentration limits;
– industry concentration limits;
– product limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
Counterparty and transaction rating systems
We employ a set of credit ratings for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or OTC derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and risk-weighted assets, a >>>PD, >>>LGD and >>>EAD is assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by our main regulators for application in the regulatory capital calculation in the >>>A-IRB approach under the Basel framework.
For corporates managed on the Swiss platform, consumer loans, and since 2015 the majority of all other corporate and institutional counterparties, an internal rating or a PD is calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative (primarily balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes.
For the remaining corporate and institutional facilities not yet using a statistical rating model, a PD is determined through an internal rating assigned on the basis of a structured expert approach. Internal credit ratings are based on an analysis and evaluation of both quantitative and qualitative factors concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research as well as the judgment of credit experts for the purpose of their analysis. The PD for each internal rating is calibrated to historical default experience using internal data and external data from Standard & Poor’s.
LGD represents the expected loss on a transaction should a default occur, and our LGD models consider the structure, collateral, seniority of the claim, counterparty industry, recovery costs and downturn conditions.
EAD represents the expected exposure in the event of a default. Off-balance sheet exposures are converted into expected EADs through the application of a credit conversion factor which is modeled using internal data.
In the third quarter of 2014, we enhanced our internal credit rating methodology for >>>lombard loans on the Swiss platform across all loan classes by considering the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes.
We use internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates.
Credit risk and country concentration limits overview
Credit limits are used to manage individual counterparty credit risk. A system of limits is also established to address concentration risk in the portfolio, including a comprehensive set of country limits and limits for certain products and industries. In addition, credit risk concentration is regularly supervised by credit and risk management committees, taking current market conditions and trend analysis into consideration. A rigorous credit quality review process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Regularly updated watch lists and review meetings are used for the identification of counterparties that could be subject to adverse changes in creditworthiness.
Active credit portfolio management
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at >>>fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance. Impaired transactions are further classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure, and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances.

Credit risk provisioning methodology
We maintain specific valuation allowances on loans valued at amortized cost, which we consider a reasonable estimate of losses identified in the existing credit portfolio. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events.
In accordance with accounting principles generally accepted in the US (US GAAP), an inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Private Banking & Wealth Management lending portfolio are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, inherent losses on loans are estimated based on a model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
Risk mitigation
We actively manage our credit exposure utilizing credit hedges, collateral and guarantees. Collateral is security in the form of an asset, such as cash and marketable securities, which serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default.
Collateral valuation and management
The policies and processes for collateral valuation and management are driven by legal documentation that is agreed with our counterparties and an internally independent collateral management function.
For portfolios collateralized by marketable securities, collateral is valued daily, except as agreed otherwise in contracts or other legal documentation. The mark-to-market prices used for valuing collateral are a combination of Group-internal and market prices sourced from trading platforms and service providers, as appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the Private Banking & Wealth Management mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically thereafter, according to our internal policies and controls, depending on the type of loan (e.g., residential or commercial loan) and loan-to-value ratio.
Primary types of collateral
The primary types of collateral typically depend on the type of credit transaction.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments, >>>G10 government securities and corporate bonds.
Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of Private Banking & Wealth Management clients (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
Credit risk governance
Credit risk is managed and controlled by Group credit risk management, an independent function within the risk management area and governed by a framework of policies and procedures. Key processes are reviewed through supervisory checks on a regular basis by management, including the functional area head.
Operational risk
Definition
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.
Sources of operational risk
Operational risk is inherent in most aspects of our business, including the systems and processes that support our activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Particularly relevant examples of operational risk include the risk of fraudulent transactions, trade processing errors, business disruptions, failures in regulatory compliance, defective transactions, and unauthorized trading events. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, or natural and man-made disasters.
Evaluation and management of operational risk
Operational risk framework
The diverse nature and wide extent of operational risk makes it inherently difficult to measure. We believe that effective management of operational risk requires a common Group-wide operational risk framework that focuses on the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. We started to introduce our current operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent approach to managing all aspects of the operational risk landscape. Over the past two years, we have redesigned the framework, introducing new components and upgrading existing components with a particular focus on ensuring that the components work well together. The following diagram provides a representation of the main components of our operational risk framework.

The operational risk framework provides a structured approach to managing operational risk. It seeks to apply consistent standards and techniques for evaluating risks across the Group while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Group-wide minimum standards. The main components of the operational risk framework are described below:
– Governance and policies: The operational risk framework relies on an effective governance process that establishes clear roles and responsibilities for managing operational risk and defines appropriate escalation processes for outcomes that are outside expected levels. We utilize a comprehensive set of policies and procedures that set out how employees are expected to conduct their activities.
– Operational risk appetite: This determines our approach to risk-taking and articulates the motivations for taking, accepting or avoiding certain types of risks or exposures. Senior management expresses their risk appetite in terms of quantitative tolerance levels that apply to operational risk incidents and qualitative statements covering outcomes that should be avoided. They define their risk appetite with the relevant risk management committees in agreement with the operational risk management function.
– Operational risk register: The register comprises a catalog of inherent operational risks arising as a consequence of our business activities. It provides a consistent approach for classifying operational risks across the Group which ensures that they are treated by other operational risk framework components using the appropriate processes and tools.
– Internal control assessment: We utilize a comprehensive set of internal controls that are designed to ensure that our activities follow agreed policies and that processes operate as intended. Certain key controls are subject to independent testing to evaluate their effectiveness. The results of these tests are considered by other operational risk framework components, such as in the risk and control self-assessment (RCSA) process.
– Risk and control indicators: These are metrics that are used to monitor particular operational risks and controls over time. They may be associated with thresholds that define acceptable performance and provide early warning signals about potential impending issues.
– Incident data: We systematically collect, analyze and report data on operational risk incidents to ensure that we understand the reasons why they occurred and how controls can be improved to reduce the risk of future incidents. We focus on both incidents that result in economic losses and events that provide information on potential control gaps, even if no losses occurred. We also collect and utilize available data on incidents at relevant peer firms to identify potential risks that may be relevant in the future, even if they have not impacted the Group.
– Risk and control self-assessments: RCSAs are comprehensive, bottom-up assessments of the key operational risks in each business and control function. They comprise a self-assessment that covers the inherent risks of each business and control function, an evaluation of the effectiveness of the controls in place to mitigate these risks and a decision to either accept or remediate any residual risks. The self-assessments are subject to quality assurance by the operational risk management function to ensure that they have been conducted appropriately. RCSAs utilize other components of the operational risk framework, such as risk and control indicators and incident data, and they generate outputs that are used to manage and monitor risks.
– Top operational risks and remediation plans: A set of top operational risks are used to highlight the most significant risks to senior management, along with associated risk remediation efforts. Top operational risks are generated using both a top-down assessment by senior management and a bottom-up process that collates the main themes arising from the RCSA process.
– Reporting: We produce a wide range of regular management information reports covering the key inputs and outputs of the operational risk framework. These reports are used by senior management to monitor outcomes against agreed targets and tolerance levels.
– Responses framework: This provides a structured approach to responding to operational risk incidents and breaches of operational risk appetite. The incident management component includes a defined process for identifying, categorizing, investigating, escalating and remediating incidents. We conduct detailed investigations for significant operational risk incidents. These investigations seek to assess the causes of control failings, establish appropriate remediation actions and ascertain whether events have implications for other businesses. They can result in recommendations to impose restrictions on businesses while risk management processes and controls are improved. The breach component provides a methodology for evaluating breaches of quantitative and qualitative operational risk appetite statements. Its goal is to provide senior management with the information needed to make decisions on how best to remediate issues that fall outside agreed risk appetite levels.
– Scenarios and capital modelling: Scenarios are used to identify and measure exposure to a range of adverse events, such as unauthorized trading. These scenarios help businesses assess the suitability of controls in the light of potential losses, and they are also an input to the internal model used by the Group to calculate economic and regulatory capital. These capital charges are allocated to individual businesses for performance measurement purposes and to incentivize appropriate management actions.
– Conduct and behavior: Recognizing that effective operational risk management relies on employees conducting themselves appropriately, several operational risk framework components include assessments of behavior. For example, investigations of incidents typically consider whether employees escalated issues at an appropriately early stage. Risks that have implications for conduct risk can be identified and assessed via the operational risk register and the RCSA process.
We are continuously enhancing our operational risk management practices and have an ongoing program to roll out improvements to each of the components of the operational risk framework and to ensure that the links between individual components work effectively. Potential enhancements are typically tested in one area to check that they deliver the intended benefits before being rolled out across the Group. In 2014, key enhancements included the introduction of the set of business conduct behaviors, refinements to the way in which operational risk appetite is set and measured across the Group, the introduction of the new responses framework, improvements in risk reporting and further improvements to the RCSA process to ensure that risks are assessed on a consistent basis across the Group. We plan to roll out certain of these enhanced processes across the Group in stages.
In addition to managing and mitigating operational risks under the operational risk framework through business- and risk-related processes and organization, we also transfer the risk of potential loss from certain operational risks to third-party insurance companies, where appropriate.
Operational risk regulatory capital measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the >>>AMA approach since 2008. In 2014, we introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model for calculating the regulatory capital requirement for operational risk was approved by FINMA with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative than the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as RCSA results and risk and control indicators, to provide a forward-looking assessment of each scenario. The AMA capital calculation approved by FINMA includes all litigation-related provisions and also an add-on component relating to the aggregate range of reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution. In 2014, we introduced a more risk-sensitive approach to allocating the AMA capital requirement to businesses that is designed to be more forward-looking and incentivize appropriate risk management behaviors.
Operational risk governance
Each individual business area takes responsibility for its operational risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated operational risk teams who are responsible for the implementation of the operational risk management framework, methodologies, tools and reporting within their areas as well as working with management on any operational risk issues that arise. Businesses and relevant control functions meet regularly to discuss operational risk issues and identify required actions to mitigate risks.
The operational risk management function is responsible for the overall design of the operational risk management framework, for operational risk capital modeling and for providing assistance and challenge to business line operational risk teams. It ensures the cohesiveness of policies, tools and practices throughout the Group for operational risk management, specifically with regard to the identification, evaluation, mitigation, monitoring and reporting of relevant operational risks.
Operational risk exposures, metrics, issues and remediation efforts are discussed at the quarterly CARMC meetings covering operational risk and at divisional risk management committees, which have senior staff representatives from all the relevant functions.
Conduct risk
Conduct risk is the risk that poor conduct by the Group, employees or representatives could result in clients not receiving a fair transaction, damage to the integrity of the financial markets or the wider financial system, or ineffective competition in the markets in which we operate that disadvantages clients.
Conduct risk may arise from a variety of sources, including unauthorized trading, the potential unsuitability of products sold or advice provided to clients, inadequate disclosure, trade processing errors, inaccurate benchmark submissions, failure to safeguard client data or assets, and breaches of regulatory rules or laws by individual employees or the Group’s market conduct.
Conduct risk is being further embedded into the RCSA process within the operational risk framework, which considers the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing past incidents within the Group and at other firms in the financial services sector.
Conduct risk is primarily addressed through specific supervisory controls implemented across the Group and targeted training activities. We seek to promote good behavior and conduct through the Group’s Code of Conduct, which provides a clear statement of the ethical values and professional standards as a basis for maintaining and strengthening our reputation for integrity, fair dealing and measured risk-taking, and the set of business conduct behaviors. The Code of Conduct and the set of business conduct behaviors are linked to our employee performance assessment and compensation processes.
Technology risk
Technology risk is the risk of financial loss arising from failure, exploitation of vulnerabilities or other deficiencies in the electronic platforms that support our daily operations and the system applications and infrastructure on which they reside. As a component of operational risk, technology risk is inherent not only in our information technology assets, but also in the people and processes that interact with them.
Cyber risk, which is part of technology risk, is the risk that our systems will not operate properly or will be compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact. Any such event could subject us to litigation or cause us to suffer a financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. We could also be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures.
Service and infrastructure disruption risks are managed through our business continuity management plan, our technology risk management program and other contingency and resiliency plans. Although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk arising from dependencies on information technology, third-party suppliers and the worldwide telecommunications infrastructure. As a global financial services company, we operate in a complex technological landscape covering our diverse business model. Ensuring that the confidentiality, integrity and availability of information assets are protected is critical to our operations.
Legal, compliance and regulatory risks
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, whether contractual, statutory or otherwise, changes in enforcement practices, the making of a legal challenge or claim against us, our inability to enforce legal rights or the failure to take measures to protect our rights.
Compliance risk is the risk of legal or regulatory sanctions or financial loss that may result from the failure to comply with laws, regulations, rules or market standards.
Regulatory risk is the risk that changes in laws, regulations, rules or market standards may limit our activities and have a negative effect on our business or our ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients.
As part of our risk framework, legal, compliance and regulatory risks fall within the definition of operational risk. Management of these risks is the responsibility of all our employees.
Reputational risk
Reputational risk is the risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself.
Our policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to our reputation. We have a number of measures to mitigate potential reputational risk.
Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The policy requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), endorsement by a business area head or designee, and its subsequent referral to one of the regional reputational risk approvers, each of whom is an experienced and high-ranking senior manager, independent of the business divisions, who has authority to approve, reject or impose conditions on our participation in the transaction or service.
The RRSC, on a global level, and the regional reputational risk committees, on a regional level, are the governing bodies responsible for the oversight and active discussion of reputational risk and sustainability issues. At the Board level, the Risk Committee and Audit Committee jointly assist the Board in fulfilling its reputational risk oversight responsibilities by reviewing and assessing the adequacy of the management of reputational risks.
In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Responsibility Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.
Fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client’s assets including from a product-related market, credit, liquidity and operational risk perspective.
Monitoring investment performance and measuring risks across discretionary client portfolios is central to our oversight program. Areas of focus include:
– Monitoring client investment guidelines or breaches of investment fund obligations to investors. In certain cases, internal limits or guidelines are also established and monitored.
– Ensuring discretionary portfolio managers’ investment approach is in line with client expectations and in accordance with written sales and marketing materials.
– Measuring investment performance of client investments and comparing the returns against benchmarks to understand sources and drivers of the returns and to assess risk measures such as sensitivities, stress scenarios, expected volatility and liquidity across our portfolios to ensure that we are managing the assets in line with the clients’ expectations and risk tolerance.
– Treating clients with a prudent standard of care, which includes information disclosure, subscriptions and redemptions processes, trade execution and the highest ethical conduct.
Sound governance is essential for all discretionary management activities including trade execution and investment process. Our program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place to ensure that investment performance and risks are in line with expectations and adequately supervised.
Strategy risk
Strategy risk is the risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. Strategy risk may arise from a variety of sources, including:
– inadequate or inaccurate understanding of our existing capabilities and competitive positioning;
– inadequate or inaccurate analysis of current and prospective operating conditions in our markets including macroeconomic environment, client and competitor behaviors and actions, regulatory developments and technological impacts;
– inappropriate strategic decisions, such as those pertaining to which activities we will undertake, which markets and client segments we will serve, and how we will position ourselves relative to competitors;
– ineffective implementation of chosen business strategies;
– inability to properly identify and analyze key changes in our operating environment, and to adapt strategies accordingly; and
– inability to properly monitor progress against strategic objectives.
A wide variety of financial, risk, client and market analyses are used to monitor the effectiveness of our strategies and the performance of our businesses against their strategic objectives. These include analysis of current and expected operating conditions, analysis of current and target market positioning, and detailed scenario planning.
Strategic plans are developed by each division annually and aggregated into a Group plan, which is reviewed by the CRO, CFO and CEO before presentation to the Executive Board. Following approval by the Executive Board, the Group plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Group’s performance against strategic objectives and sets the overall strategic direction for the Group.
To complement the annual cycle, each division presents a more detailed individual analysis to review key dimensions of its strategy at various points during the year. Additionally, the CEO, the

Executive Board and individual business heads regularly assess the performance of each business against strategic objectives through a series of business reviews conducted throughout the year. The reviews include assessments of business strategy, overall operating environment, including competitive position, financial performance and key business risks.
Risk review and results
Economic risk capital review
Development of economic risk capital methodology
In 2014, we made the following enhancements to the position risk methodology for risk management purposes: For fixed income trading, we improved the aggregation of trading risks by aligning the time series’ lengths among developed and emerging markets trading risks, and by using implicit correlations instead of an assumed fixed correlation. We also made an enhancement to the position risk dataset for risk management purposes: For real estate & structured assets, the dataset now includes funding risk for off-balance sheet residential mortgage-backed securities (RMBS) conduit positions and for fixed income trading, we have enhanced the scope for default risk for the traded credit spread portfolio to include credit default swaps (CDS).
Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total net impact of 2014 methodology changes on position risk for the Group as of December 31, 2013 was a decrease of CHF 679 million, or 5.6%.
For economic risk capital used for capital management purposes, in addition to adopting the above position risk methodology changes, we made the following enhancements:
– for operational risk, we implemented a revised internal >>>AMA model to calculate the regulatory capital requirement for operational risk, and we updated insurance policy parameters in our operational risk model; and
– for other risks, we increased our other risks charge to reflect a recalibration of our economic risk capital model reserve component to account for planned methodology changes. This increase was marginally offset in the fourth quarter of 2014 when we removed minor risk types that were previously captured in the model reserve component. These risk types are now captured in the position risk model and did not have an impact on the overall position risk.
Prior-period balances have been restated for 2014 methodology changes in order to show meaningful trends. The net impact of all methodology changes on economic risk capital for the Group as of December 31, 2013 was a net decrease of CHF 547 million, or 1.7%.
Economic risk capital
	Group			Bank			[1]
end of	2014	2013	% change	2014	2013	% change
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	28,576	26,480	8	28,720	23,623	22
Economic adjustments [2]	10,447	11,464	(9)	10,156	12,566	(19)
Available economic capital	39,023	37,944	3	38,876	36,189	7
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	21,652	19,988	8	21,499	19,841	8
Operational risk	5,277	4,731	12	5,277	4,731	12
Other risks [3]	6,266	7,012	(11)	4,428	4,922	(10)
Economic risk capital	33,195	31,731	5	31,204	29,494	6
Economic risk capital coverage ratio (%)
Economic risk capital coverage ratio [4]	118	120	–	125	123	–
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
The major difference between economic risk capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position risk, operational risk and other risks.

2
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

4 Ratio between available economic capital and economic risk capital.

Available economic capital trends
As of the end of 2014, our available economic capital for the Group was CHF 39.0 billion, up CHF 1.0 billion from the end of 2013. BIS look-through CET1 capital increased CHF 2.1 billion, primarily from net income of CHF 1.9 billion for the year and the foreign exchange translation impact, partially offset by the expected cash portion of the dividends for the year and the impact from movements in own credit spreads. Economic adjustments decreased CHF 1.1 billion, mainly due to the repurchase of the outstanding 7.875% perpetual series B subordinated tier 1 participation securities in the first quarter of 2014 and lower dividend accruals reflecting the expected cash portion of the dividends.
Economic risk capital by division
in / end of	2014	2013	% change
Economic risk capital by division (CHF million)
Private Banking & Wealth Management	9,853	9,445	4
Investment Banking	21,350	20,050	6
Corporate Center [1]	2,012	2,256	(11)
Economic risk capital – Group [2]	33,195	31,731	5
Economic risk capital – Bank [3]	31,204	29,494	6
Average economic risk capital by division (CHF million)
Private Banking & Wealth Management	9,551	9,792	(2)
Investment Banking	20,605	19,298	7
Corporate Center [1]	2,135	2,260	(6)
Average economic risk capital – Group [4]	32,272	31,330	3
Average economic risk capital – Bank [3]	30,156	29,089	4
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
2 Includes a diversification benefit of CHF 20 million and CHF 20 million as of December 31, 2014 and 2013, respectively.
3
The major difference between economic risk capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position risk, operational risk and other risks.

4 Includes a diversification benefit of CHF 19 million and CHF 20 million as of December 31, 2014 and 2013, respectively.
Economic risk capital trends
Over the course of 2014, our economic risk capital increased 5%. Excluding the US dollar translation impact, economic risk capital decreased 2%, mainly due to increased benefit from deferred share-based compensation awards in other risks from both business divisions, partially offset by higher operational risk.
For Private Banking & Wealth Management, economic risk capital increased 4%, mainly due to increased position risk in equity trading & investments and private banking corporate & retail lending, and higher operational risk. These increases were partially offset by a reduction in other risks, primarily related to increased benefit from deferred share-based compensation awards.
For Investment Banking, economic risk capital increased 6%. Excluding the US dollar translation impact, economic risk capital decreased 3%, largely due to decreased position risk in fixed income trading and emerging markets country event risk, and a reduction in other risks, primarily related to increased benefit from deferred share-based compensation awards. These decreases were partially offset by increased position risk in international lending & counterparty exposures and higher operational risk.
For Corporate Center, economic risk capital decreased 11%, mainly due to a decrease in foreign exchange risk between available economic capital and economic risk capital.

Group position risk
end of	2014	2013	% change
Position risk (CHF million)
Fixed income trading [1]	1,120	1,776	(37)
Equity trading & investments	1,680	1,614	4
Private banking corporate & retail lending	2,505	2,350	7
International lending & counterparty exposures	5,979	4,957	21
Emerging markets country event risk	1,141	1,412	(19)
Real estate & structured assets [2]	2,551	2,037	25
Simple sum across risk categories	14,976	14,146	6
Diversification benefit [3]	(2,558)	(2,782)	(8)
Position risk (99% confidence level for risk management purposes)	12,418	11,364	9

Position risk (99.97% confidence level for capital management purposes)	21,652	19,988	8
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
Key position risk trends
Compared to the end of 2013, position risk for risk management purposes increased 9%. Excluding the US dollar translation impact, position risk was stable. Position risk increased mainly due to new loan commitments and increased counterparty risk in Investment Banking for international lending & counterparty exposures and higher exposures in real estate & structured assets, mainly related to an increase in commercial mortgage-backed securities (CMBS). These increases were offset mainly by reduced credit spread and interest rate exposures in fixed income trading and lower exposures in Eastern Europe in emerging markets country event risk.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Trading book
Development of trading book risks
The tables entitled “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management >>>VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2014, we updated our VaR model to capture certain higher order risks in equity, interest rate and inflation-linked derivatives. These higher order risks, which included volatility skew, were previously captured in our RNIV framework. In addition, we increased the granularity of how we capture the risk between recently issued government bonds (on-the-run) and government bonds with similar maturities that were issued earlier (off-the-run) to cover risk by country rather than by region. The cumulative impact of these updates on our VaR measures was immaterial and prior periods have not been restated.

One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2014 (CHF million)
Average	12	32	9	2	18	(31)		42
Minimum	7	28	5	0	13	–	[1]	35
Maximum	17	39	17	4	25	–	[1]	56
End of period	9	39	7	1	20	(29)		47
2013 (CHF million)
Average	18	35	9	2	16	(40)		40
Minimum	8	30	3	1	11	–	[1]	33
Maximum	45	41	24	4	36	–	[1]	55
End of period	10	32	6	3	24	(30)		45
2012 (CHF million)
Average	29	47	13	3	22	(47)		67
Minimum	15	36	3	1	14	–	[1]	34
Maximum	43	67	34	7	35	–	[1]	104
End of period	27	36	12	2	17	(54)		40
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
One-day, 98% risk management VaR (USD)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2014 (USD million)
Average	13	35	10	2	20	(34)		46
Minimum	7	31	6	0	15	–	[1]	39
Maximum	19	41	19	5	27	–	[1]	59
End of period	9	40	7	1	20	(30)		47
2013 (USD million)
Average	19	38	10	2	17	(43)		43
Minimum	9	32	3	1	12	–	[1]	34
Maximum	49	44	25	4	38	–	[1]	58
End of period	11	36	7	3	27	(33)		51
2012 (USD million)
Average	31	51	14	3	23	(63)		59
Minimum	16	39	3	1	15	–	[1]	36
Maximum	47	73	38	8	37	–	[1]	88
End of period	29	39	13	2	18	(57)		44
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR in 2014 increased 7% from 2013 to USD 46 million. The increase was primarily driven by increased equity exposures, mainly in US and Asian equity derivatives and reduced diversification benefit, partially offset by reduced credit spread and interest rate exposures.
Period-end risk management VaR as of December 31, 2014 decreased 8% to USD 47 million compared to December 31, 2013, mainly reflecting decreased equity exposures.
In the 12-month periods ending December 31, 2014, 2013 and 2012, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2014, 2013 and 2012, in line with >>>BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Regulatory capital framework” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2014 with those for 2013 and 2012. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2014, we had four trading loss days, each of them with a trading loss not exceeding CHF 25 million, compared to one trading loss day in 2013 with a trading loss not exceeding CHF 25 million.

Banking book
Development of banking book interest rate risks
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 4.6 million as of December 31, 2014, compared to an increase of CHF 8.5 million as of December 31, 2013. The decrease from 2013 was mainly due to activities related to the management of capital instruments. The decrease reflected new hedges that more than offset the impact of the related issuance of a new tier 1 capital instrument, and the repurchase of the outstanding 7.875% perpetual series B subordinated tier 1 participation securities following a tender offer as well as the impact of market movements on the valuation of these instruments. The decrease also reflected an overall risk reduction in Treasury.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2014 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(2.4)	4.6	1.9	(0.1)	0.6	4.6
2013 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(1.1)	7.0	2.2	0.0	0.4	8.5
Interest rate risk on banking book positions is also assessed using other measures including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves (as interest rates are currently very low, the downward changes are capped to ensure that the resulting interest rates remain non-negative).
Interest rate sensitivity – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2014 (CHF million)
Increase(+)/decrease(–) in interest rates
+200 basis points	(431)	906	380	(181)	112	786
+100 basis points	(229)	458	192	(49)	56	428
–100 basis points	275	(439)	(187)	(30)	(38)	(419)
–200 basis points	373	(821)	(235)	(143)	(69)	(895)
2013 (CHF million)
Increase(+)/decrease(–) in interest rates
+200 basis points	(169)	1,350	428	(100)	80	1,589
+100 basis points	(100)	687	215	(24)	40	818
–100 basis points	225	(690)	(155)	(22)	(32)	(674)
–200 basis points	289	(1,150)	(160)	(88)	(63)	(1,172)
As of December 31, 2014, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 0.9 billion compared to a loss of CHF 1.2 billion as of December 31, 2013. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2014 and 2013, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a one-year holding period at a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of interest rate risk in the banking book.
Development of banking book equity risks
Our equity portfolios of the banking book include positions in private equity, hedge funds, strategic investments and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 498 million in the value of the banking book portfolio as of December 31, 2014, compared to a decrease of CHF 474 million as of December 31, 2013.

Development of banking book commodity risks
Our commodity portfolios of the banking book include mainly precious metals such as gold, platinum and silver. Commodity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would have been a decrease of CHF 0.2 million in the value of the banking book portfolio as of December 31, 2014 and 2013.
Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2014, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 0.2 million gain on the overall derivatives position in Investment Banking. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 8.9 million gain as of December 31, 2014.
Credit risk review
Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.
Credit risk
end of	2014	2013		% change
Credit risk (CHF million)
Balance sheet
Gross loans	273,421	248,014		10
of which reported at fair value	22,913	19,457		18
Loans held-for-sale	25,911	18,914		37
Traded loans	10,415	6,397		63
Derivative instruments [1]	39,551	33,665		17
Total balance sheet	349,298	306,990		14
Off-balance sheet
Irrevocable loan commitments [2]	120,290	96,990		24
Credit guarantees and similar instruments	4,086	4,214	[3]	(3)
Irrevocable commitments under documentary credits	4,734	5,512		(14)
Total off-balance sheet	129,110	106,716		21
Total credit risk	478,408	413,706		16
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client.
3 Prior period has been corrected.
As of December 31, 2014 and 2013, loans held-for-sale included CHF 343 million and CHF 308 million, respectively, of US subprime residential mortgages from consolidated variable interest entities (VIE) and CHF 1,282 million and CHF 1,240 million, respectively, of low grade European residential mortgages from consolidated VIEs. Traded loans included US subprime residential mortgages of CHF 1,299 million and CHF 769 million as of December 31, 2014 and 2013, respectively.
Loans and irrevocable loan commitments
The following table provides an overview of loans and irrevocable loan commitments by division.

Loans and irrevocable loan commitments
end of	2014	2013	% change
Loans and irrevocable loan commitments (CHF million)
Gross loans	273,421	248,014	10
of which Private Banking & Wealth Management	238,843	216,499	10
of which Investment Banking	34,548	31,490	10
Irrevocable loan commitments	120,290	96,990	24
Total loans and irrevocable loan commitments	393,711	345,004	14
of which Private Banking & Wealth Management	250,630	226,615	11
of which Investment Banking	143,051	118,365	21
The Private Banking & Wealth Management portfolio consists primarily of mortgages and loans collateralized by marketable securities that can be readily liquidated. In Investment Banking, we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of CDS and credit insurance contracts.
The following tables illustrate the effects of risk mitigation through cash collateral, marketable securities and credit hedges on a combined exposure of loans and irrevocable loan commitments.
Loans and irrevocable loan commitments – Private Banking & Wealth Management
end of	2014					2013
Internal ratings	Gross exposure	Cash and securities	[1]	Net exposure		Gross exposure	Cash and securities	[1]	Net exposure
Risk mitigation (CHF million)
Investment grade
Ratings AAA to BBB	187,034	(54,595)		132,439		165,711	(42,984)		122,727
Non-investment grade
Ratings BB to C	62,537	(6,326)		56,211		59,750	(4,775)		54,975
Rating D	1,059	(73)		986		1,154	(137)		1,017
Total loans and irrevocable loan commitments	250,630	(60,994)		189,636	[2]	226,615	(47,896)		178,719	[2]
Includes undrawn irrevocable credit facilities. Does not include unused credit limits which are revocable at our sole discretion upon notice to the client. Prior period has been adjusted to the current presentation.

1 Cash collateral and marketable securities.
2
In addition, we had a synthetic collateralized loan portfolio, the Clock Finance 2013 transaction, which effectively transferred the mezzanine tranche credit risk in excess of 1% up to a maximum of 6% on a portfolio of originated loans of CHF 5.0 billion at closing within Corporate & Institutional Clients to capital market investors.

Loans and irrevocable loan commitments – Investment Banking
end of	2014				2013
Internal ratings	Gross exposure	Risk mitigation	[1]	Net exposure	Gross exposure	Risk mitigation	[1]	Net exposure
Risk mitigation (CHF million)
Investment grade
Ratings AAA to BBB	87,397	(15,527)		71,870	81,761	(14,948)		66,813
Non-investment grade
Ratings BB to C	54,926	(12,509)		42,417	35,993	(6,516)		29,477
Rating D	728	(166)		562	611	(79)		532
Total loans and irrevocable loan commitments	143,051	(28,202)		114,849	118,365	(21,543)		96,822
Includes undrawn irrevocable credit facilities. Prior period has been adjusted to the current presentation.
1 Credit hedges, cash collateral and marketable securities.

Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division.
Loans
	Private Banking & Wealth Management				Investment Banking		Credit Suisse		[1]
end of	2014		2013		2014	2013	2014	2013
Loans (CHF million)
Mortgages	98,802		94,978		0	0	98,802	94,978
Loans collateralized by securities	39,818		31,565		0	0	39,818	31,565
Consumer finance	4,094		5,672		229	266	4,323	5,938
Consumer	142,714		132,215		229	266	142,943	132,481
Real estate	27,261		26,557		1,937	755	29,198	27,312
Commercial and industrial loans	60,435		48,953		14,581	14,356	75,046	63,334
Financial institutions	7,271		7,538		15,072	14,302	22,343	21,840
Governments and public institutions	1,162		1,236		2,729	1,811	3,891	3,047
Corporate & institutional	96,129	[2]	84,284	[2]	34,319	31,224	130,478	115,533
Gross loans	238,843		216,499		34,548	31,490	273,421	248,014
of which reported at fair value	243		226		22,670	19,231	22,913	19,457
Net (unearned income) / deferred expenses	(93)		(71)		(19)	(20)	(112)	(91)
Allowance for loan losses [3]	(626)		(715)		(127)	(151)	(758)	(869)
Net loans	238,124		215,713		34,402	31,319	272,551	247,054
Impaired loans (CHF million)
Non-performing loans	568		608		180	251	753	862
Non-interest-earning loans	279		280		0	1	279	281
Total non-performing and non-interest-earning loans	847		888		180	252	1,032	1,143
Restructured loans	168		6		3	0	171	6
Potential problem loans	152		340		35	0	187	340
Total other impaired loans	320		346		38	0	358	346
Gross impaired loans [3]	1,167		1,234		218	252	1,390	1,489
of which loans with a specific allowance	1,080		1,165		212	244	1,297	1,412
of which loans without a specific allowance	87		69		6	8	93	77
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	715		785		151	137	869	922
Changes in scope of consolidation	0		(1)		0	0	0	(1)
Net movements recognized in statements of operations	123		152		20	11	145	166
Gross write-offs	(268)		(278)		(81)	(8)	(349)	(286)
Recoveries	33		47		8	7	41	54
Net write-offs	(235)		(231)		(73)	(1)	(308)	(232)
Provisions for interest	5		13		15	13	20	26
Foreign currency translation impact and other adjustments, net	18		(3)		14	(9)	32	(12)
Balance at end of period [3]	626		715		127	151	758	869
of which individually evaluated for impairment	454		537		81	114	540	654
of which collectively evaluated for impairment	172		178		46	37	218	215
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.4		1.5	2.1	0.4	0.5
Gross impaired loans / Gross loans [4]	0.5		0.6		1.8	2.1	0.6	0.7
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	73.9		80.5		70.6	59.9	73.4	76.0
Allowance for loan losses / Gross impaired loans [3]	53.6		57.9		58.3	59.9	54.5	58.4
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 78,962 million and CHF 67,522 million as of December 31, 2014 and 2013, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Compared to the end of 2013, gross loans increased 10% to CHF 273.4 billion. An increase in Private Banking & Wealth Management of 10% to CHF 238.8 billion was primarily due to an increase in commercial and industrial loans, higher loans collateralized by securities, higher residential mortgages and the US dollar translation impact, partially offset by a decrease in consumer finance. In Investment Banking, an increase of 10% to CHF 34.5 billion was related to the US dollar translation impact, higher loans to the real estate sector and higher loans to governments and public institutions, partially offset by a decrease in commercial and industrial loans and lower loans to financial institutions.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.
Loss given default
The Private Banking & Wealth Management LGD measurement takes into account collateral pledged against the exposure and guarantees received, with the exposure adjusted for risk mitigation. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received.
The following tables present our loans, net of risk mitigation, across LGD buckets for Private Banking & Wealth Management and Investment Banking.
Loans – Private Banking & Wealth Management
end of 2014			Loss given default buckets
Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%
Loss given default (CHF million)
Investment grade
Ratings AAA to BBB	180,402	126,673	19,093	66,039	32,334	7,518	1,452	237
Non-investment grade
Ratings BB to C	57,385	51,162	10,677	16,531	15,945	6,084	1,270	655
Rating D	1,056	984	56	207	324	240	29	128
Total loans	238,843	178,819	29,826	82,777	48,603	13,842	2,751	1,020
As of December 31, 2014, 96% of the aggregate Swiss residential mortgage loan portfolio of CHF 99.6 billion had an LTV ratio equal or lower than 80%. As of December 31, 2013, 97% of the corresponding loan portfolio of CHF 96.6 billion had an LTV ratio equal or lower than 80%. For the Swiss residential mortgage loans originated in 2014 and 2013, the average LTV ratio was equal or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.
Loans – Investment Banking
end of 2014			Loss given default buckets
Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%
Loss given default (CHF million)
Investment grade
Ratings AAA to BBB	12,511	8,730	1,516	189	2,182	4,240	241	362
Non-investment grade
Ratings BB to C	21,324	12,355	1,079	694	5,383	5,023	97	79
Rating D	713	547	67	0	233	204	43	0
Total loans	34,548	21,632	2,662	883	7,798	9,467	381	441
Impaired loans and allowance for loan losses
Gross impaired loans decreased 7% to CHF 1.4 billion as of the end of 2014. In Private Banking & Wealth Management, gross impaired loans decreased CHF 67 million to CHF 1,167 million driven by write-offs and repayments. Higher restructured loans reflected the restructuring and subsequent reclassification of potential problem and non-performing loans. In Investment Banking, gross impaired loans decreased CHF 34 million, mainly related to write-offs and repayments of non-performing loans, partially offset by new potential problem loans.
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.

The following tables provide an overview of changes in impaired loans and related allowance for loan losses by loan portfolio segment for 2014.
Gross impaired loans by loan portfolio segment
2014	Consumer	Corporate & institutional	Total
Gross impaired loans (CHF million)
Balance at beginning of period	569	920	1,489
New impaired loans	359	331	690
Increase in existing impaired loans	32	69	101
Reclassifications to performing loans	(93)	(4)	(97)
Repayments [1]	(170)	(224)	(394)
Liquidation of collateral, insurance or guarantee payments	(37)	(85)	(122)
Sales [2]	(11)	(3)	(14)
Write-offs	(81)	(238)	(319)
Foreign currency translation impact and other adjustments, net	14	42	56
Balance at end of period	582	808	1,390
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.
Allowance for loan losses by loan portfolio segment
2014	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	267	602	869
Net movements recognized in statements of operations	66	79	145
Gross write-offs	(108)	(241)	(349)
Recoveries	17	24	41
Net write-offs	(91)	(217)	(308)
Provisions for interest	1	19	20
Foreign currency translation impact and other adjustments, net	8	24	32
Balance at end of period	251	507	758
of which individually evaluated for impairment	202	338	540
of which collectively evaluated for impairment	49	169	218
Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2014 was CHF 186 million, compared to a net provision of CHF 167 million in 2013. In Private Banking & Wealth Management, the net provision for credit losses in 2014 was CHF 123 million, compared to CHF 152 million in 2013, and in Investment Banking, the net provision for credit losses in 2014 was CHF 61 million, compared to a net provision of CHF 13 million in 2013.
Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.
Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and CDS, interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.
The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. Positive replacement values constitute an asset, while >>>negative replacement values constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
The following table illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us.
Derivative instruments by maturity
end of	2014				2013
due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
Derivative instruments (CHF billion)
Interest rate products	30.1	132.0	310.6	472.7	28.2	162.2	258.8	449.2
Foreign exchange products	52.6	24.8	12.0	89.4	32.2	18.9	10.4	61.5
Equity/index-related products	9.2	6.7	1.8	17.7	8.1	8.0	2.2	18.3
Credit derivatives	2.3	21.3	3.4	27.0	1.6	21.1	4.1	26.8
Other products [1]	4.0	3.6	1.7	9.3	1.9	1.8	1.0	4.7
OTC derivative instruments	98.2	188.4	329.5	616.1	72.0	212.0	276.5	560.5
Exchange-traded derivative instruments				13.4				18.1
Netting agreements [2]				(590.0)				(544.9)
Total derivative instruments				39.5				33.7
of which recorded in trading assets				38.0				31.6
of which recorded in other assets				1.5				2.1
1 Primarily precious metals, commodity, energy and emission products.
2 Taking into account legally enforceable netting agreements.
Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.
Derivative instruments by counterparty credit rating
end of	2014	2013
Derivative instruments (CHF billion)
AAA	2.5	1.1
AA	9.1	8.5
A	9.2	6.6
BBB	11.8	9.9
BB or lower	5.1	4.6
OTC derivative instruments	37.7	30.7
Exchange-traded derivative instruments [1]	1.8	3.0
Total derivative instruments [1]	39.5	33.7
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
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.
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
Swaps
Our swap agreements consist primarily of interest rate swaps, CDS, currency and equity swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. CDS are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Currency swaps are contractual agreements to exchange payments in different currencies based on agreed notional amounts and currency pairs. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements.
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
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our >>>OTC derivative and >>>reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from >>>G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
As part of our global scenario framework, the counterparty credit risk stress testing framework measures counterparty exposure under scenarios calibrated to the 99th percentile for the worst one month and one year moves observed in the available history, as well as the absolutely worst weekly move observed in the same dataset. The scenario results are aggregated at the counterparty level for all our counterparties, including all European countries to which we have exposure. Furthermore, counterparty default scenarios are run where specific entities are set to default. In one of these scenarios, a European sovereign default is investigated. This scenario determines the maximum exposure we have against this country in case of its default and serves to identify those counterparties where exposure will rise substantially as a result of the modeled country defaulting.
The scenario framework also considers a range of other severe scenarios, including a specific eurozone crisis scenario which assumes the default of selected European countries, currently modeled to include Greece, Ireland, Italy, Portugal and Spain. It is assumed that the sovereigns, financial institutions and corporates within these countries default, with a 100% loss of sovereign and financial institutions exposures and a 0% to 100% loss of corporates depending on their credit ratings. As part of this scenario, we additionally assume a severe market sell-off involving an equity market crash, widening credit spreads, a rally in the price of gold and a devaluation of the euro. In addition, the eurozone crisis scenario assumes the default of a small number of our market counterparties that we believe would be severely affected by a default across the selected European countries. These counterparties are assumed to default as we believe that they would be the most affected institutions because of their direct presence in the relevant countries and their direct exposures. Through these processes, revaluation and redenomination risks on our exposures are considered on a regular basis by our risk management function.
Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country even if its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related >>>risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the >>>positive replacement value (PRV) of derivative instruments after consideration of legally enforceable >>>netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes >>>credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and >>>total return swaps).
CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Portugal and Spain as of December 31, 2014 was EUR 4.7 billion, up from EUR 4.3 billion as of December 31, 2013. Our net exposure to these sovereigns was EUR 0.5 billion, down from EUR 0.8 billion as of December 31, 2013. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2014 included net exposure to financial institutions of EUR 2.9 billion and to corporates and other counterparties of EUR 1.2 billion, compared to EUR 2.3 billion and EUR 1.9 billion, respectively, as of December 31, 2013. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2013 through February 28, 2015, the sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s lowered Croatia’s rating from BB+ to BB, increased Cyprus’ rating from B– to B+, increased Ireland’s rating from BBB+ to A, lowered Italy’s rating from BBB to BBB–, and increased Spain’s rating from BBB– to BBB. Fitch lowered Croatia’s rating from BB+ to BB, increased Greece’s rating from B– to B, increased Ireland’s rating from BBB+ to A–, and increased Spain’s rating from BBB to BBB+. Moody’s increased Cyprus’ rating from Caa3 to B3, increased Greece’s rating from Caa3 to Caa1, increased Ireland’s rating from Ba1 to Baa1, increased Portugal’s rating from Ba3 to Ba1, and increased Spain’s rating from Baa3 to Baa2. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2014		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereign	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Total	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Cyprus (EUR billion)
Corporates & other	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0
Total	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0
Greece (EUR billion)
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0
Ireland (EUR billion)
Financial institutions	1.5	0.0	0.5		1.0	0.2		0.0		1.7	1.2
Corporates & other	1.0	0.1	0.8		0.1	0.0		(0.1)		1.0	0.1
Total	2.5	0.1	1.3		1.1	0.2		(0.1)		2.7	1.3
Italy (EUR billion)
Sovereign	4.1	3.1	0.6		0.4	0.0		0.3		4.1	0.4
Financial institutions	1.6	0.0	1.0		0.6	0.2		0.0		1.8	0.8
Corporates & other	2.7	0.2	2.0		0.5	0.1		(0.2)		2.8	0.6
Total	8.4	3.3	3.6		1.5	0.3		0.1		8.7	1.8
Portugal (EUR billion)
Sovereign	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.2		0.0		0.3	0.2
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.3		0.0		0.6	0.3
Spain (EUR billion)
Financial institutions	0.9	0.0	0.6		0.3	0.4		0.1		1.3	0.7
Corporates & other	1.8	0.1	1.3		0.4	0.0		(0.1)		1.8	0.4
Total	2.7	0.1	1.9		0.7	0.4		0.0		3.1	1.1
Total (EUR billion)
Sovereign	4.7	3.1	1.1		0.5	0.0		0.2		4.7	0.5
Financial institutions	4.2	0.0	2.3		1.9	1.0		0.1		5.2	2.9
Corporates & other	7.1	0.4	5.7		1.0	0.2		(0.4)		7.3	1.2
Total	16.0	3.5	9.1		3.4	1.2		(0.1)		17.2	4.6
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet, off-balance sheet and other contractual obligations
During 2014, we increased total assets and total liabilities by 6%, reflecting the foreign exchange translation impact, partially offset by lower operating activities. As of the end of 2014, total assets were CHF 921.5 billion, total liabilities were CHF 876.5 billion and total equity was CHF 45.0 billion.
Balance sheet summary
	end of			% change
	2014	2013	2012	14 / 13	13 / 12
Assets (CHF million)
Cash and due from banks	79,349	68,692	61,763	16	11
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	160,022	183,455	2	(13)
Trading assets	241,131	229,413	256,399	5	(11)
Net loans	272,551	247,054	242,223	10	2
Brokerage receivables	41,629	52,045	45,768	(20)	14
All other assets	123,594	115,580	134,672	7	(14)
Total assets	921,462	872,806	924,280	6	(6)
Liabilities and equity (CHF million)
Due to banks	26,009	23,108	31,014	13	(25)
Customer deposits	369,058	333,089	308,312	11	8
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	94,032	132,721	(25)	(29)
Trading liabilities	72,655	76,635	90,816	(5)	(16)
Long-term debt	177,898	130,042	148,134	37	(12)
Brokerage payables	56,977	73,154	64,676	(22)	13
All other liabilities	103,745	95,580	106,323	9	(10)
Total liabilities	876,461	825,640	881,996	6	(6)
Total shareholders' equity	43,959	42,164	35,498	4	19
Noncontrolling interests	1,042	5,002	6,786	(79)	(26)
Total equity	45,001	47,166	42,284	(5)	12
Total liabilities and equity	921,462	872,806	924,280	6	(6)

The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 921.5 billion as of the end of 2014, up CHF 48.7 billion, or 6%, from the end of 2013. Excluding the foreign exchange translation impact, total assets decreased CHF 13.8 billion.
In Swiss francs, net loans increased CHF 25.5 billion, or 10%, primarily due to an increase in commercial and industrial loans, loans collateralized by securities and residential mortgages in Private Banking & Wealth Management and the foreign exchange translation impact. Trading assets increased CHF 11.7 billion, or 5%, reflecting the foreign exchange translation impact and increases in equity securities and derivative instruments, partially offset by a decrease in debt securities. Cash and due from banks increased CHF 10.7 billion, or 16%, driven by higher central bank holdings and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 3.2 billion, or 2%, as the foreign exchange translation impact was largely offset by decreases in reverse repurchase transactions, cash collateral to banks and other customers and lower repurchase balances at banks. A decrease of CHF 10.4 billion, or 20%, in brokerage receivables was mainly due to lower futures balances as a result of a new booking policy on margin netting in the US and lower margin lending balances, partially offset by the foreign exchange translation impact. All other assets increased CHF 8.0 billion, or 7%, including increases of CHF 7.5 billion, or 12%, in other assets, CHF 4.1 billion, or 18%, in securities received as collateral and CHF 0.6 billion, or 8%, in goodwill, partially offset by a decrease of CHF 1.7 billion, or 17%, in other investments.
Total liabilities were CHF 876.5 billion as of the end of 2014, up CHF 50.8 billion, or 6%, from the end of 2013. Excluding the foreign exchange translation impact, total liabilities decreased CHF 9.2 billion.
In Swiss francs, long-term debt increased CHF 47.9 billion, or 37%, primarily reflecting issuances of senior debt and the foreign exchange translation impact, partially offset by maturities. Customer deposits increased CHF 36.0 billion, or 11%, primarily due to an increase in demand and time customer deposits, investment accounts and certificates of deposits and the foreign exchange translation impact. Due to banks increased CHF 2.9 billion, or 13%, primarily due to new bank deposits, an increase in deposits at central banks, higher bank balances, and the foreign exchange translation impact. A decrease of CHF 23.9 billion, or 25%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected decreases in >>>repurchase transactions, repurchase balances with customers and cash collateral received from customers, partially offset by the foreign exchange translation impact. Brokerage payables decreased CHF 16.2 billion, or 22%, mainly due to lower futures balances as a result of a new booking policy on margin netting in the US and lower margin lending balances, partially offset by the foreign exchange translation impact. Trading liabilities decreased CHF 4.0 billion, or 5%, reflecting a decrease in short trading positions, partially offset by the foreign exchange translation impact. All other liabilities increased CHF 8.2 billion, or 9%, including increases of CHF 5.7 billion, or 28%, in short-term borrowings and CHF 4.1 billion, or 18%, in obligation to return securities received as collateral, partially offset by decreases of CHF 1.1 billion in liabilities of discontinued operations reclassified as held-for-sale.
> Refer to “Liquidity and funding management” and “Capital management” for more information, including our funding of the balance sheet and the leverage ratio.
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
>>>Derivatives are either privately negotiated >>>OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and >>>CDS, interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.
The replacement values of derivative instruments correspond to their >>>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>PRV constitute an asset, while >>>NRV constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
> Refer to “Derivative instruments” in Risk management – Risk review and results – Credit risk review for further information.
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Guarantees and similar arrangements
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate us to make payments to a guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include, but are not limited to, customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of their employees to return amounts previously paid as carried interest; to investors in our securities and other arrangements to provide gross-up payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.
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
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether we can successfully claim against parties that sold loans to us and made representations and warranties to us; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 32 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group for further information.
Involvement with special purpose entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist us and our clients in securitizing financial assets and creating investment products. We also use SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
As a normal part of our business, we engage in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>CDO, >>>CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs.
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
We issue subordinated and senior securities through SPEs that lend the proceeds to the Group.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations increased CHF 73.3 billion in 2014 to CHF 741.2 billion, primarily reflecting the increase in long-term debt of CHF 47.9 billion to CHF 177.9 billion, the increase in customer deposits of CHF 36.0 billion to CHF 369.1 billion, the increase in short-term borrowings of CHF 5.7 billion to CHF 25.9 billion, the increase in due to banks of CHF 2.9 billion to CHF 26.0 billion and the increase in operating lease obligations CHF 1.1 billion to CHF 6.5 billion, partially offset by the decrease in brokerage payables of CHF 16.2 billion to CHF 57.0 billion and the decrease in trading liabilities of CHF 4.0 billion to CHF 72.7 billion.
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Contractual obligations and other commercial commitments
	2014						2013
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	24,324	1,218	112	355	26,009		23,108
Customer deposits	365,158	3,064	247	589	369,058		333,089
Short-term borrowings	25,921	0	0	0	25,921		20,193
Long-term debt [1]	29,635	42,695	45,593	59,975	177,898	[2]	130,042	[2]
Contractual interest payments [3]	1,258	1,858	1,320	910	5,346	[4]	5,615
Trading liabilities	72,655	0	0	0	72,655		76,635
Brokerage payables	56,977	0	0	0	56,977		73,154
Capital lease obligations	0	0	0	0	0		1
Operating lease obligations	572	1,031	932	3,941	6,476		5,421
Purchase obligations	388	290	159	3	840		585
Total obligations [5]	576,888	50,156	48,363	65,773	741,180		667,843
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 24 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 13,452 million and CHF 12,992 million as of December 31, 2014 and 2013, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 90,075 million, variable rate short-term borrowings of CHF 16,391 million, variable rate interest-bearing deposits and demand deposits of CHF 259,119 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 75,049 million and CHF 1,617 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 689 million and CHF 524 million as of December 31, 2014 and 2013, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 30 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

Corporate Governance and Compensation
Corporate Governance
Compensation
Report of the Independent Registered Public Accounting Firm

Corporate Governance
Overview
The Group’s corporate governance complies with internationally accepted standards. We are committed to safeguarding the interests of our stakeholders and recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group and our management and assists investors in their investment decisions.
Developments in 2014
In November 2013, the Swiss Federal Council enacted the Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance). The Compensation Ordinance came into effect on January 1, 2014 and implements key elements of the so-called “Minder Initiative”. It imposes restrictions and requirements on board and executive compensation for Swiss public companies, implements criminal sanctions in certain cases of intentional noncompliance and is generally intended to strengthen shareholder rights. To conform to the new requirements resulting from the Compensation Ordinance, we implemented changes to the Articles of Association (AoA) at the 2014 Annual General Meeting (AGM) and the Organizational Guidelines and Regulations (OGR) in June 2014. Pursuant to the Compensation Ordinance, board members, the board chairperson and compensation committee members must now be directly elected by shareholders annually, which we did for the first time at the 2014 AGM. In addition, in accordance with the Compensation Ordinance and the Group’s AoA, beginning with the 2015 AGM, the compensation of the Board of Directors (Board) and the Executive Board is subject to a binding vote at the AGM.
> Refer to “Board compensation proposed for approval at the 2015 AGM” and “Executive Board compensation proposed for approval at the 2015 AGM” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for further information on the binding vote.
On January 1, 2014, the Capital Requirements Directive (CRD) IV became effective in various EU countries, including the UK. CRD IV implements the >>>Basel III framework and also makes changes to rules on corporate governance, including compensation. The compensation rules are applicable to employees at Group subsidiaries that are regulated locally in our EU locations.
In August 2014, the Swiss Code of Best Practice for Corporate Governance and, in September 2014, the SIX Swiss Exchange (SIX) Directive on Information relating to Corporate Governance were revised. The revisions reflect the requirements of the Compensation Ordinance, as well as other international corporate governance developments. Various new and enhanced disclosure requirements stated in the SIX Directive pertain primarily to the implementation of the Compensation Ordinance.
> Refer to “Executive compensation” in I – Information on the company – Regulation and supervision – Recent regulatory developments and proposals for further information on the Compensation Ordinance.
Complying with rules and regulations
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board. We also continuously monitor and adapt our practices to reflect developments in corporate governance principles and practices in jurisdictions outside Switzerland. As in the past few years, regulators focused their attention on compensation practices at financial institutions in 2014.
In connection with our primary listing on the SIX, we are subject to the SIX Directive on Information Relating to Corporate Governance, dated September 1, 2014. Our shares are also listed on the New York Stock Exchange (NYSE) in the form of >>>American Depositary Shares (ADS) and certain of the Group’s exchange traded notes are listed on the Nasdaq Stock Market (Nasdaq). As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and the Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE and Nasdaq:
– Approval of employee benefit plans: NYSE and Nasdaq standards require shareholder approval of the establishment of, and material revisions to, certain equity compensation plans. We comply with Swiss law, which requires that shareholders approve the creation of conditional capital used to set aside shares for employee benefit plans and other equity compensation plans, but does not require shareholders to approve the terms of those plans.
– Risk assessment and risk management: NYSE standards allocate to the Audit Committee responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken, while at the Group these duties are assumed by the Risk Committee. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include non-independent members.
– Independence of nominating and corporate governance committee: NYSE and Nasdaq standards require that all members of the nominating and corporate governance committee be independent. The Group’s Chairman’s and Governance Committee is currently comprised entirely of independent members, but according to its charter, may include non-independent members.

– Reporting: NYSE standards require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board reports directly to the shareholders and the committees submit their reports to the full Board.
– Appointment of the external auditor: NYSE and Nasdaq standards require that an Audit Committee of a listed company comply with and has the authority necessary to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Rule 10A-3 requires the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the AGM based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.
– Audit Committee charter: Nasdaq standards require the Audit Committee to review and assess the adequacy of its charter on an annual basis, while our Audit Committee’s charter only requires review and assessment from time to time.
– Executive sessions: NYSE and Nasdaq standards require that the board of directors meet regularly in executive sessions comprised solely of independent directors. Our Board meets regularly in executive sessions comprised of all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making.
– Quorums: Nasdaq standards require that the company’s by-laws provide for a quorum of at least 331⁄3% of the outstanding shares of the company’s common stock for any meeting of the holders of common stock. The Group’s AoA call for a quorum in certain instances, but do not require a quorum of 331⁄3% or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.
– Independence: NYSE and Nasdaq independence standards specify thresholds for the maximum permissible amount of (i) direct compensation that can be paid by the company to a director or an immediate family member thereof, outside of such director’s directorship fees and other permitted payments; and (ii) payments between the company and another company at which such director or an immediate family member thereof is an executive officer, controlling shareholder, partner or employee. Our independence standards do not specify thresholds for direct compensation or cross-company revenues, but consider these facts in the overall materiality of the business relationship determination for independence purposes.
Corporate governance framework
The Board has adopted corporate governance policies and procedures, which are defined in a series of documents and form the basis of a sound corporate governance framework. Our corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance, include:
– AoA: define the purpose of the business, the capital structure and the basic organizational framework. The AoA of the Group is dated December 2, 2014, and the AoA of the Bank is dated September 4, 2014.
– Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our Chief Executive Officer (CEO) and our principal financial and accounting officers and other persons performing similar functions. No waivers or exceptions are permissible under our Code of Conduct. Our Code of Conduct is available on our website at www.credit-suisse.com/code in ten languages.
– Organizational Guidelines and Regulations: define the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.
– Corporate Governance Guidelines: summarize corporate governance principles promoting the function of the Board and its committees and the effective governance of the Group.
– Board of Directors charter: outlines the organization and responsibilities of the Board.
– Board committee charters: define the organization and responsibilities of the committees.
– Compensation policy: provides a foundation for the development of sound compensation plans and practices.
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the Swiss Code of Obligations and the AoA. The Group’s and Bank’s AoA are available on our website at www.credit-suisse.com/articles.
> Refer to “Shareholders” and “Additional information” for a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares.

Company
Credit Suisse Group AG (Group) and Credit Suisse AG (Bank) are registered as Swiss corporations in the Commercial Register of the Canton of Zurich as of March 3, 1982 and April 27, 1883 under the registration numbers CHE-105.884.494 and CHE-106.831.974, respectively, and have their registered and main offices at Paradeplatz 8, 8001 Zurich, Switzerland. The Group and the Bank were incorporated on March 3, 1982 and July 5, 1856, respectively, with unlimited duration. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad.
Our business consists of two operating divisions: Private Banking & Wealth Management and Investment Banking. The two divisions are complemented by Shared Services and a regional management structure.
In 2013, the Group announced a program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements. The program has been approved by the Board. It remains subject to final approval by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) and other regulators. Implementation of the program is underway, with a number of key components expected to be implemented throughout 2015 and 2016.
> Refer to “Evolution of legal entity structure” in II – Operating and financial review – Credit Suisse – Information and developments for further information on our legal entity structure.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.
The Group is listed on the SIX (Swiss Security Number 1213853), with a market capitalization of CHF 40,308 million as of December 31, 2014. Our shares are also listed in the form of >>>ADS on the NYSE. No Group subsidiaries have shares listed on the SIX or any other stock exchange.
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
Number of employees
end of	2014	2013	% change
Number of employees (full-time equivalents)
Private Banking & Wealth Management	26,100	26,000	0
Investment Banking	19,400	19,700	(2)
Corporate Center	300	300	0
Number of employees	45,800	46,000	0
of which Switzerland	17,100	17,900	(4)
of which EMEA	9,900	9,600	3
of which Americas	10,900	11,100	(2)
of which Asia Pacific	7,900	7,400	7
Employees
As of December 31, 2014, we had 45,800 employees worldwide, of which 17,100 were in Switzerland and 28,700 were abroad.
The number of employees decreased slightly by 200, compared to the end of 2013. This reflected headcount reductions in connection with our cost efficiency initiatives in Investment Banking and Private Banking & Wealth Management, partially offset by graduate hiring and contractor employee conversion. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.
All Credit Suisse Group AG shareholders registered in our share register receive an invitation to our AGM including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter and may elect to receive the quarterly reports on our financial performance.
All of these reports and other information can be accessed on our website at www.credit-suisse.com/investors.

Indemnification
The Group’s AoA and the Bank’s AoA do not contain provisions regarding the indemnification of directors and officers. According to Swiss statutory law, an employee has a right to be indemnified by the employer against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is our policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as a director or employee of the Group, one of the Group’s affiliates or another entity that we have approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.
Shareholders
Capital structure
Our total issued share capital as of December 31, 2014 was CHF 64,286,758 divided into 1,607,168,947 registered shares, with a nominal value of CHF 0.04 per share.
> Refer to “Note 8 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27) for information on changes to our capital structure during the year.
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2014 was comprised of 8% private investors, 83% institutional investors and 9% other investors. The geographical break down of our institutional investors is as follows: 16% Switzerland, 11% other continental Europe, 15% UK and Ireland, 48% North America and 10% the rest of the world.
As of December 31, 2014, 118,759 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2014, 43.3 million, or 2.69%, of the issued shares were in the form of >>>ADS. Another 19.7 million, or 1.29%, of the issued shares were registered in the name of US-domiciled shareholders (excluding nominees) as of December 31, 2014.
The information provided in the following tables reflects the distribution of Group shares as registered in our share register.
Distribution of Group shares in the share register
end of	2014				2013
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Swiss	104,750	88	103,656,285	6	115,185	88	110,678,408	7
Foreign	10,184	9	13,024,837	1	11,165	9	14,322,072	1
Private investors	114,934	97	116,681,122	7	126,350	97	125,000,480	8
Swiss	3,332	3	156,025,204	10	3,755	3	168,732,633	11
Foreign	493	0	709,185,750	44	631	0	774,995,489	49
Institutional investors	3,825	3	865,210,954	54	4,386	3	943,728,122	59
Shares registered in share register	118,759	100	981,892,076	61	130,736	100	1,068,728,602	67
of which Switzerland	108,082	91	259,681,489	16	118,941	91	279,411,046	18
of which Europe	9,664	8	494,318,812	31	10,590	8	534,716,557	34
of which US	151	0	205,229,688	13	184	0	222,433,937	14
of which Other	862	1	22,662,087	1	1,021	1	32,167,062	2
Shares not registered in share register	–	–	625,276,871	39	–	–	527,390,747	33
Total shares issued	–	–	1,607,168,947	100	–	–	1,596,119,349	100

Distribution of institutional investors in share register by industry
end of	2014				2013
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	123	0	1,560,911	0	36	0	2,672,727	0
Insurance companies	100	0	7,475,049	0	103	0	9,336,874	1
Pension funds	602	1	39,265,226	2	723	1	43,645,198	3
Investment trusts	353	0	119,401,124	7	392	0	118,122,666	7
Other trusts	671	1	5,920,253	0	746	1	5,473,606	0
Governmental institutions	32	0	7,176,248	0	33	0	7,934,377	0
Other [1]	1,785	2	103,333,438	6	2,164	2	104,905,938	7
Direct entries	3,666	3	284,132,249	18	4,197	3	292,091,386	18
Fiduciary holdings	159	0	581,078,705	36	189	0	651,636,736	41
Total institutional investors	3,825	3	865,210,954	54	4,386	3	943,728,122	59
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.
Significant shareholders
Under the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has an obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of shares of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders. Each share entitles the holder to one vote.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2014, our holdings amounted to 3.96% purchase positions (1.49% registered shares and 2.47% share acquisition rights) and 32.60% sales positions (disposal rights).
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	Purchase rights %
December 31, 2014 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013		88.5	6.7	8.0	[1]
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013		82.0	5.2	16.5	[2]
Harris Associates L.P.	November 9, 2013	[3]	81.5	5.2	–
Norges Bank	June 19, 2014		80.0	5.0	–
Dodge & Cox	December 19, 2012	[4]	63.5	5.0	–
Franklin Resources, Inc.	February 25, 2015		67.5	4.2	–
Capital Group Companies, Inc.	January 14, 2015		47.8	3.0	–
BlackRock Inc.	January 25, 2013		38.6	3.0	–
December 31, 2013 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013		88.5	6.7	7.9
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013		82.0	5.2	16.5
Harris Associates L.P.	November 9, 2013		81.5	5.2	–
Dodge & Cox	December 19, 2012		63.5	5.0	–
Franklin Resources, Inc.	March 12, 2014		57.6	3.6	–
Norges Bank	April 5, 2013		39.8	3.0	1.6
Capital Group Companies, Inc.	January 22, 2013		39.4	3.1	1.0
BlackRock Inc.	January 25, 2013		38.6	3.0	–
December 31, 2012 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	July 24, 2012		78.4	6.1	10.9
Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011		76.1	6.2	–
Dodge & Cox	December 19, 2012		63.5	5.0	–
Franklin Resources, Inc.	September 14, 2012		57.3	4.5	–
Capital Group Companies, Inc.	January 22, 2013		39.4	3.1	1.0
BlackRock Inc.	January 25, 2013		38.6	3.0	–
Harris Associates L.P.	May 17, 2012		36.9	3.0	–
Norges Bank	August 3, 2012		28.0	2.2	1.7
1
Consists of 8.0% purchase rights relating to The Olayan Group's holdings of USD 1.725 billion 9.5% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements.

2
Consists of 16.3% purchase rights relating to Qatar Holding LLC's holdings of USD 1.72 billion 9.5% tier 1 capital instruments and CHF 2.5 billion 9.0% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.2% purchase rights relating to options.

3
Harris Associates L.P.’s position includes the reportable position (4.21% shareholding) of Harris Associates Investment Trust, which is managed by Harris Associates L.P., as published by the SIX on November 26, 2014.

4 Dodge & Cox’s position includes the reportable position (3.03% shareholding) of Dodge & Cox International Stock Fund, which is managed by Dodge & Cox, as published by the SIX on June 11, 2014.
Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders and encourage shareholders to participate at our AGM. The following is a summary of certain shareholder rights at the Group. Refer to our AoA, which is available on our website at www.credit-suisse.com/articles.
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
– the exercise of voting rights by the independent proxy as elected by the AGM;
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

In order to execute voting rights, shares need to be registered in the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form. The registration of shares in the share register may be requested at any time. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. However, each shareholder, whether registered in the share register or not, receives dividends or other distributions approved at the AGM. The transfer restrictions apply regardless of the way and the form in which the registered shares are kept in the accounts and regardless of the provisions applicable to transfers. The transfer of intermediated securities based on Group shares, and the pledging of these intermediated securities as collateral, is based on the provisions of the Swiss Federal Intermediated Securities Act. Transfer or pledging as collateral by means of written assignment are not permitted.
Annual General Meeting
Under Swiss law, the AGM must be held within six months of the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Gazette of Commerce at least 20 days prior to the AGM.
Shares only qualify for voting at an AGM if they are entered into the share register with voting rights no later than three days prior to the AGM.
Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ prior notice. The Board is further required to convene an extraordinary shareholders’ meeting (EGM) if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an EGM must be submitted in writing to the Board, and, at the same time, Group shares representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the EGM.
Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 40,000 have the right to request that a specific item be placed on the agenda and voted upon at the AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board no later than 45 days before the meeting and, at the same time, Group shares with an aggregate nominal value of at least CHF 40,000 must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.
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
– election of members of the Board, the Chairman of the Board (Chairman), the members of the Compensation Committee, the independent proxy and statutory auditors;
– approval of the compensation of the members of the Board and the Executive Board;
– approval of the annual report and the statutory and consolidated accounts;
– discharging of the acts of the members of the Board and Executive Board; and
– determination of the appropriation of retained earnings.
A quorum of at least two-thirds of the votes represented is required for resolutions on:
– change of the purpose of the company;
– creation of shares with increased voting powers;
– implementation of transfer restrictions on shares;
– increase in conditional and authorized capital;
– increase of capital by way of conversion of capital surplus or by contribution in kind;
– restriction or suspension of pre-emptive rights;
– change of location of the principal office; and
– dissolution of the company without liquidation.
A quorum of at least half of the total share capital and approval by at least three-quarters of the votes represented is required for resolutions on:
– the conversion of registered shares into bearer shares;
– amendments to the AoA relating to registration and voting rights of nominee holders; and
– the dissolution of the company.
A quorum of at least half of the total share capital and the approval of at least seven-eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submitted the compensation report (contained in the Corporate Governance and Compensation section of the Annual Report) for a consultative vote by shareholders at the 2014 AGM. In accordance with the Compensation Ordinance, the Group will submit Board and Executive Board compensation recommendations for binding votes by shareholders for the first time at the 2015 AGM. For the Board, an aggregate amount of compensation to be paid to members of the Board for the period from the 2015 to the 2016 AGM will be proposed for approval at the 2015 AGM. For the Executive Board, an aggregate amount of variable compensation to be awarded to Executive Board members for the financial year 2014 and an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2015 to the 2016 AGM will be proposed for approval at the 2015 AGM. In line with current practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to “Board compensation proposed for approval at the 2015 AGM” and “Executive Board compensation proposed for approval at the 2015 AGM” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for further information on the binding vote.
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
Notices
Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The Board may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SIX will either be published in two Swiss newspapers in German and French and sent to the SIX or otherwise communicated to the SIX in accordance with applicable listing rules. The SIX may disseminate the relevant information.
Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected at the AGM by our shareholders individually for a period of one year and are eligible for re-election. Shareholders will also elect a member of the Board as the Chairman and each of the members of the Compensation Committee for a period of one year. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Our OGR specify that the members of the Board shall generally retire after having served on the Board for 15 years.
The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. Except for the Compensation Committee members, the committee members are appointed by the Board for a term of one year. An overview of the Board and committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.
Members of the Board and Board committees
	Board member since	Current term end	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
December 31, 2014
Urs Rohner, Chairman	2009	2015	Independent	Chairman	–	–	–
Jassim Bin Hamad J.J. Al Thani	2010	2015	Not independent	–	–	–	–
Iris Bohnet	2012	2015	Independent	–	–	Member	–
Noreen Doyle, Vice-Chair, Lead Independent Director	2004	2015	Independent	Member	Member	–	–
Jean-Daniel Gerber	2012	2015	Independent	–	Member	–	–
Andreas N. Koopmann	2009	2015	Independent	–	–	Member	Member
Jean Lanier	2005	2015	Independent	Member	Member	Chairman	–
Kai S. Nargolwala	2013	2015	Independent	–	–	Member	Member
Anton van Rossum	2005	2015	Independent	–	–	–	Member
Severin Schwan	2014	2015	Independent	–	–	–	Member
Richard E. Thornburgh, Vice-Chair	2006	2015	Independent	Member	Member	–	Chairman
Sebastian Thrun	2014	2015	Independent	–	–	–	Member
John Tiner	2009	2015	Independent	Member	Chairman	–	Member

Board changes
Peter Brabeck-Letmathe and Walter B. Kielholz stepped down from the Board at the 2014 AGM and Severin Schwan and Sebastian Thrun were elected as new members of the Board. At the 2015 AGM on April 24, 2015, Jean-Daniel Gerber and Anton van Rossum will be stepping down from the Board. The Board proposes that all other current members of the Board be re-elected to the Board at the 2015 AGM, proposes the re-election of Urs Rohner as Chairman and proposes Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala as members of the Compensation Committee. The Board also proposes the election of Seraina Maag, President and CEO of Europe, Middle East and Africa (EMEA) for American International Group (AIG), to the Board.
Board composition
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the Corporate Governance Guidelines and the OGR. The Chairman’s and Governance Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Chairman’s and Governance Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Chairman’s and Governance Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad or having held leading positions in government, academia and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure.
To maintain a high degree of diversity and independence in the future, we have a succession planning process in place to identify potential candidates for the Board at an early stage. With this, we are well prepared when Board members rotate off the Board. Besides more formal criteria consistent with legal and regulatory requirements and following the newly revised Swiss Code of Best Practice for Corporate Governance, we believe that other aspects including team dynamics and personal reputation of Board members play a critical role in ensuring the effective functioning of the Board. This is why we place the utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.
New members
Any newly appointed member participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask a specialist within the Group to speak about a specific topic to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.
Meetings
In 2014, the Board held six meetings in person and nine additional meetings. In addition, the Board held a two-day strategy session. From time to time, the Board may also take certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.
All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management present. Minutes are kept of the proceedings and resolutions of the Board.
Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
Meeting attendance
	Board of Directors	[1]	Chairman's and Governance Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Risk Committee	[5]
in 2014
Total number of meetings held	15		10		18		10		7
Number of members who missed no meetings	4		3		3		2		5
Number of members who missed one meeting	7		1		2		0		1
Number of members who missed two or more meetings	4		3		0		2		2
Meeting attendance, in %	90		85		98		83		89
1 The Board consisted of 13 members at the beginning of the year and at the end of the year, with 2 members joining the Board and 2 members leaving the Board as of the 2014 AGM.
2 The Chairman's and Governance Committee consisted of six members at the beginning of the year and five members at the end of the year.
3 The Audit Committee consisted of four members at the beginning of the year and five members at the end of the year.
4 The Compensation Committee consisted of four members at the beginning and the end of the year.
5 The Risk Committee consisted of six members at the beginning of the year and seven members at the end of the year.
Mandates
Our Board members and Executive Board members may assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. The Compensation Ordinance sets out that companies must include provisions in their articles of association, to define the activities that fall within the scope of a mandate and set limits on the number of mandates that board members and executive management may hold. According to the Group’s AoA, mandates include activities in the most senior executive and management bodies of listed companies and all other legal entities that are obliged to obtain an entry in the Swiss commercial register or a corresponding foreign register. Each member of the Board may assume no more than four other mandates in listed companies and no more than five mandates in other legal entities, including private non-listed companies. Each member of the Executive Board may assume no more than one other mandate in a listed company and no more than two other mandates in other legal entities. The following mandates are exempt from this restriction: mandates in legal entities controlled by the Group, such as subsidiary boards; mandates in legal entities that are exercised on behalf of the Group, such as business and industry associations; and honorary mandates in charitable legal entities. Board and Executive Board members are each permitted to exercise a maximum of ten mandates on behalf of the Group and a maximum of ten honorary mandates in charitable legal entities.
No Board or Executive Board member holds mandates in excess of the restrictions described above.
Independence
The Board consists solely of non-executive directors within the Group, of which at least the majority must be determined to be independent. In its independence determination, the Board takes into account the factors set forth in the Corporate Governance Guidelines, the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.
The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance and the >>>FINMA and the rules of the NYSE and Nasdaq in determining the definition of independence. In general, a director is considered independent if the director:
– is not, and has not been for the prior three years, employed as an executive officer of the Group or any of its subsidiaries;
– is not, and has not been for the prior three years, an employee or affiliate of our external auditor; and
– does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries.
Whether or not a relationship between the Group or any of its subsidiaries and a member of the Board is considered material depends in particular on the following factors:
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
For Board members serving on the Compensation Committee, the independence determination considers all factors relevant to determining whether a director has a relationship with the Group that is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:
– the source of any compensation of the Compensation Committee member, including any consulting, advisory or other compensatory fees paid by the Group to such director; and
– whether the Compensation Committee member is affiliated with the Group, any of its subsidiaries or any affiliates of any of its subsidiaries.
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
While the Group is not subject to such standards, the Board acknowledges that some proxy advisors apply different standards for assessing the independence of our Board members, including the length of tenure a Board member has served, annual compensation levels of Board members within a comparable range to executive pay or a Board member’s former executive status further back than three years.
Independence determination
As of December 31, 2014, 12 members of the Board were determined by the Board to be independent.
At the time of his election to the Board in 2010, Mr. Bin Hamad J.J. Al Thani was determined not to be independent due to the scope of various business relationships between the Group and Qatar Investment Authority (QIA), a state-owned company that has close ties to the Al Thani family, and between the Group and the Al Thani family. The Group has determined that these various business relationships could constitute a material business relationship.
Chairman of the Board
The Chairman is a non-executive member of the Board, in accordance with Swiss banking law, and performs his role on a full-time basis, in line with the practice expected by our main regulator, FINMA. The Chairman coordinates the work within the Board, works with the committee chairmen to coordinate the tasks of the committees and ensures that the Board members are provided with the information relevant for performing their duties. In particular, the Chairman drives the Board agenda and key Board topics, especially regarding the strategic development of the Group, succession planning, the structure and organization of the Group, corporate governance, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the Shareholder Meetings and takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other stakeholders. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or parts of selected committee meetings as a guest without voting power.
Segregation of duties
In accordance with Swiss banking law, the Group operates under a dual board structure, which strictly segregates the duties of supervision, which are the responsibility of the Board, from the duties of management, which are the responsibility of the Executive Board. The roles of the Chairman (non-executive) and the CEO (executive) are separate and carried out by two different people.
Vice-Chair
The Vice-Chair is a member of the Board and a designated deputy to the Chairman. The Vice-Chair assists the Chairman by providing support and advice to the Chairman, assuming the Chairman’s role in the event of the Chairman’s absence or indisposition and leading the Board accordingly. There may be one or more Vice-Chairs. As of the date of the 2014 AGM, Noreen Doyle and Richard E. Thornburgh were appointed as Vice-Chairs.
Lead Independent Director
According to the Group’s OGR, the Board may appoint a Lead Independent Director. If the Chairman is determined not to be independent by the Board, the Board must appoint a Lead Independent Director. The Lead Independent Director may convene meetings without the Chairman being present. The Lead Independent Director takes a leading role among the Board members, particularly when issues between a non-independent Chairman and the independent Board members arise (for example, when the non-independent Chairman has a conflict of interest). In such role, the Lead Independent Director ensures that the work of the Board and Board-related processes continue to run smoothly. As of the date of the 2014 AGM, Noreen Doyle was appointed as the Lead Independent Director.
Board responsibilities
In accordance with the OGR, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular Article 716a and 716b of the Swiss Code of Obligations, and the AoA.
With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each ordinary meeting, the Board receives a status report on our financial results, capital, funding and liquidity situation. In addition, the Board receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as deemed appropriate or requested. In order to appropriately discharge their responsibilities, the members of the Board have access to all information concerning the Group.
The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as they deem appropriate, with respect to any matters within their authority.
Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. In accordance with the OGR, the Board appoints or dismisses the chairperson and the members of the boards of the most important subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process shall be reviewed by the Board on an annual basis.
Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives, and a work plan for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process.
Board committees
At each Board meeting, the committee chairmen report to the Board about the activities of the respective committees. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the Vice-Chairs and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent Board members. Our Chairman’s and Governance Committee consists of five members, all of whom are independent.
The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets on a monthly basis and the meetings are also attended by the CEO. It is at the Chairman’s discretion to ask other members of management or specialists to attend a meeting.
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
The Chairman’s and Governance Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Audit Committee
The Audit Committee consists of at least three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee consists of five members, all of whom are independent.
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to independence requirements in addition to those required of other Board members. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee.
In addition, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that John Tiner is an audit committee financial expert.
Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and workshops throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. A private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the Audit Committee chairman.
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
– monitoring and assessing the integrity of the consolidated financial statements as well as disclosures of the financial condition, results of operations and cash flows;
– monitoring the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls over financial reporting;
– monitoring processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements, including disclosure controls and procedures;
– monitoring the adequacy of the management of operational risks, jointly with the Risk Committee, including assessing the effectiveness of internal controls that go beyond the area of financial reporting;
– monitoring the adequacy of the management of reputational risks, jointly with the Risk Committee; and
– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit.
The Audit Committee is regularly informed about significant projects aimed at further improving processes and receives regular updates on major litigation matters as well as significant regulatory and compliance matters. The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including a whistleblower hotline to provide the option to report complaints on a confidential, anonymous basis.
The Audit Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.
Compensation Committee
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. Our Compensation Committee consists of four members, all of whom are independent.
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The Compensation Committee’s duties and responsibilities include reviewing the Group’s compensation policy, establishing new compensation plans or amending existing plans and recommending them to the Board for approval, as well as reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools. The Compensation Committee proposes individual compensation for the Board members to the Board; discusses and recommends to the Board a proposal for the CEO’s compensation; based on proposals by the CEO, discusses and recommends to the Board the Executive Board members’ compensation; and reviews and recommends to the Board the compensation for individuals being considered for an Executive Board position. In accordance with the Compensation Ordinance, all such decisions are subject to AGM approval. The meetings are attended by management representatives, as appropriate.

The Compensation Committee is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and the Nasdaq.
The Compensation Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.
> Refer to “Compensation Committee” in Compensation – Group compensation for information on our compensation approach, principles and objectives and outside advisors.
Risk Committee
The Risk Committee consists of at least three members. It may include non-independent members. The chairman of the Audit Committee is generally appointed as one of the members of the Risk Committee. Our Risk Committee consists of seven members, all of whom are independent.
The Risk Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Risk Committee holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives, as appropriate.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits. The main duties and responsibilities of the Risk Committee include:
– reviewing and assessing the integrity and adequacy of the risk management function of the Group, in particular as it relates to market, credit and liquidity and funding risks;
– reviewing the adequacy of the Group’s capital and its allocation to the Group’s businesses;
– reviewing certain risk limits and regular risk reports and making recommendations to the Board;
– reviewing and assessing the Group’s risk appetite framework;
– reviewing and assessing the adequacy of the management of reputational risks, jointly with the Audit Committee;
– reviewing and assessing the adequacy of the management of operational risks, including the adequacy of the internal control system, jointly with the Audit Committee; and
– reviewing the Group’s policy in respect of corporate responsibility and sustainable development.
The Risk Committee is regularly informed about major initiatives aimed at responding to regulatory change and further improving risk management across the Group, including organizational changes, changes to risk measurement methods and upgrades to risk systems infrastructure.
The Risk Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.
Banking relationships and related party transactions
Banking relationships
The Group is a global financial services provider. Many of the members of the Board and the Executive Board or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2014, 2013 and 2012, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board shareholdings and loans” and “Executive Board shareholdings and loans” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for a list of the outstanding loans to members of the Board and the Executive Board.
Related party transactions
Exchange of tier 1 capital instruments
In February 2011, we entered into definitive agreements with entities affiliated with QIA and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 high-trigger capital instruments (new Tier 1 Capital Notes). Under the agreements, QIA and The Olayan Group agreed to purchase USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (together, the Tier 1 Capital Notes) or, in the event that the Tier 1 Capital Notes had been redeemed in full, for cash.
In July 2012, we entered into an amendment agreement with the entity affiliated with The Olayan Group to accelerate the exchange of USD 1.725 billion of the 11% tier 1 capital notes for an equivalent principal amount of new Tier 1 Capital Notes. In October 2013, based on the prior agreement with an entity affiliated with QIA, we exchanged such entity’s holding of USD 1.72 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes into equivalent principal amounts of new Tier 1 Capital Notes. These transactions were approved by FINMA.
Under their terms, the new Tier 1 Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under >>>Basel Committee on Banking Supervision regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, our reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of our ordinary shares over a five-day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the new Tier 1 Capital Notes delivered in the exchange as well as the remaining new Tier 1 Capital Notes that were exchanged in October 2013 was adjusted to match the conversion price of the mandatory and contingent convertible securities (MACCS) described below. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by us no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of our current Board member Mr. Bin Hamad J.J. Al Thani and our then Board member Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board and no other person affiliated with The Olayan Group has been elected as a Board member.
Settlement of mandatory and contingent convertible securities
In July 2012, we issued CHF 3.8 billion MACCS that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price corresponded to 95% of the volume weighted-average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with QIA and The Olayan Group, which also have been deemed by the Group to be related parties of our current Board member Mr. Bin Hamad J.J. Al Thani and our then Board member Mr. Syriani. In addition to QIA and The Olayan Group, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which like QIA and The Olayan Group, have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS were equally applicable to all purchasers.
Plus Bonds
In 2013, we awarded Plus Bonds to certain employees as deferred variable compensation in respect of their 2012 compensation. We provided members of the Executive Board who did not participate in the structuring of the Plus Bonds the opportunity to invest their own funds in instruments with substantially the same terms as the Plus Bond awards granted to employees. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.
> Refer to “Plus Bond awards” in Compensation – Discontinued compensation plans for further information.
> Refer to “Note 29 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.

Biographies of the Board members
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Chairman's and Governance Committee (2011–present)
Vice-Chair of the Board and member of the Chairman's and Governance Committee (2009–2011)
Member of the Risk Committee (2009–2011)
COO of the Bank (2006–2009)
General Counsel of the Bank (2005–2009)
General Counsel of the Group (2004–2009)
Member of the Bank Executive Board (2005–2009)
Member of the Group Executive Board (2004–2009)
2000–2004	ProSiebenSat.1 Media AG, Chairman of the Executive Board and CEO
1983–1999	Lenz & Staehelin
Partner (1992–1999)
Attorney (1983–1988; 1990–1992)
1988–1989	Sullivan & Cromwell LLP, New York, attorney
Education
1990	Admission to the bar of the State of New York
1986	Admission to the bar of the Canton of Zurich
1983	Degree in Law, University of Zurich, Switzerland
Other activities and functions
GlaxoSmithKline plc, board member
University of Zurich Department of Economics, chairman of the advisory board
International Institute for Management Development (IMD) foundation, board of trustees member
Swiss University Sports Foundation, board of trustees member
Mr. Rohner serves as a board, advisory board or board of trustees member in the following organizations in his capacity as Chairman of the Group: Swiss Bankers Association, Swiss Finance Council, Economiesuisse, Avenir Suisse, Alfred Escher Foundation, Lucerne Festival, European Banking Group, European Financial Services Round Table, Institute International d’Etudes Bancaires, Institute of International Finance (IIF) and International Business Leaders Advisory Council of the Mayor of Beijing.
Jassim Bin Hamad J.J. Al Thani
Born 1982
Qatari Citizen
Board member since 2010

Professional history
2010–present	Credit Suisse
Member of the Board
2004–present	Qatar Islamic Bank
Chairman of the board (2005–present)
Member of the board (2004–present)
1998–present	Al Mirqab Capital LLC
CEO (2007–present)
Member of senior management (1998–2007)
Education
1998	Graduated as an Officer Cadet from the Royal Military Academy in England
Other activities and functions
Q-RE LLC, chairman
Damaan Islamic Insurance Co. (BEEMA), chairman
QInvest, chairman
Qatar Insurance Company, board member
Qatar Navigation Company, board member

Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Member of the Compensation Committee (2012–present)
1998–present	Harvard Kennedy School
Director of the Women and Public Policy Program (2008–present)
Professor of public policy (2006–present)
Academic dean (2011–2014)
Associate professor of public policy (2003–2006)
Assistant professor of public policy (1998–2003)
1997–1998	Haas School of Business, University of California at Berkeley, visiting scholar
Education
1997	Doctorate in Economics, University of Zurich, Switzerland
1992	Master’s degree in Economic History, Economics and Political Science, University of Zurich, Switzerland
Other activities and functions
University of Lucerne, board member
Vienna University of Economics and Business Administration, advisory board member
Decision Making and Negotiations Journal, advisory board member
Negotiations Center, University of Texas at Dallas, board member
Global Agenda Council on Behavior, member
Economic Dividends for Gender Equality (EDGE), advisory board member
Noreen Doyle
Born 1949
Irish and US Citizen
Board member since 2004
Vice-Chair of the Board
Lead Independent Director

Professional history
2004–present	Credit Suisse
Vice-Chair and Lead Independent Director of the Board (2014–present)
Member of the Chairman’s and Governance Committee (2014–present)
Member of the Audit Committee (2014–present)
Non-executive director of Credit Suisse International and Credit Suisse Securities (Europe) Limited (two of the Group’s UK subsidiaries) (2011–present); chair of the boards (2013–present); and chair of the audit committees (2011–2012)
Member of the Risk Committee (2009–2014; 2004–2007)
Member of the Audit Committee (2007–2009)
1992–2005	European Bank for Reconstruction and Development (EBRD)
First vice president and head of banking (2001–2005)
Deputy vice president finance and director of risk management (1997–2001)
Chief credit officer and director of syndications (1994–1997)
Head of syndications (1992–1994)
1974–1992	Bankers Trust Company, Houston, New York and London
Managing director, European Structured Sales (1990–1992)
Managing director, Structured Sales group (1986–1990)
Division manager, Energy Finance group (1983–1986)
Various positions in New York and Houston (1974–1983)
Education
1974	MBA in Finance, Tuck at Dartmouth College, New Hampshire
1971	BA in Mathematics, The College of Mount Saint Vincent, New York
Other activities and functions
Newmont Mining Corporation, board member
Macquarie Infrastructure Funds, advisory panel member
Sapphire Partners, advisory board member
Marymount International School, London, chair of the board of governors
Women in Banking and Finance in London, patron
Tuck European Advisory Board, member

Jean-Daniel Gerber
Born 1946
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Member of the Audit Committee (2012–present)
2004–2011	Swiss Federal Council, Director of the State Secretariat for Economic Affairs (SECO)
1998–2004	Swiss Federal Office of Migration, director
1993–1997	World Bank Group, Washington D.C., executive director and dean (1997)
1991–1992	Swiss Federal Office for Foreign Economic Affairs, vice director and minister, head of the Development Policy Service
1987–1990	Swiss Embassy in Washington D.C., minister and head of the Economic, Financial and Commercial division
1973–1986	Various positions at the Swiss Federal Office for Foreign Economic Affairs (1973–1975; 1981–1986) and Member of the Swiss delegation to International Economics Organizations (1976–1980)
Education
2007	Honorary doctorate, Economics and Social Sciences, University of Bern, Switzerland
1972	Degree in Economics, University of Bern, Switzerland
Other activities and functions
Lonza Group AG, board member
Swiss Investment Fund for Emerging Markets, chairman of the board and investment committee
Swiss Society for Public Good, president
Japan Tobacco International (JTI) Foundation, board member
AO Alliance Foundation, member
Andreas N. Koopmann
Born 1951
Swiss and French Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Member of the Compensation Committee (2013–present)
Member of the Risk Committee (2009–present)
1982–2009	Bobst Group S.A., Lausanne
Group CEO (1995–2009)
Member of the board (1998–2002)
Executive Vice President (1994–1995)
Member of the Group Executive Committee, head of manufacturing (1991–1994)
Management positions in engineering and manufacturing (1982–1991)
1979–1982	Bruno Piatti AG and Motor Columbus AG, various positions
Education
1978	MBA, International Institute for Management Development, Switzerland
1976	Master’s degree in Mechanical Engineering, Swiss Federal Institute of Technology, Switzerland
Other activities and functions
Nestlé SA, board member and vice-chairman
Georg Fischer AG, chairman of the board
CSD Group, board member
Sonceboz SA, board member
Spencer Stuart, Switzerland, advisory board member
Economiesuisse, board member
EPFL, Lausanne, Switzerland, strategic advisory board member
EPFL+ Foundation, member of the board of trustees

Jean Lanier
Born 1946
French Citizen
Board member since 2005

Professional history
2005–present	Credit Suisse
Chairman of the Compensation Committee (2013–present)
Member of the Chairman’s and Governance Committee (2013–present)
Member of the Compensation Committee (2011–present)
Member of the Audit Committee (2005–present)
1990–2004	Euler Hermes Group, Paris
Chairman of the managing board and group CEO (1998–2004)
Chairman of the boards of principal subsidiaries (1998–2004)
Managing director of Euler Group (1997–1998)
COO and managing director of SFAC (subsequently Euler Hermes SFAC) (1990–1997)
1988–1990	Pargesa Group, Paris and Geneva, managing director
1983–1989	Lambert Brussells Capital Corporation, New York, president
1970–1983	Paribas Group, various positions, among others: senior vice president of the finance division and senior executive for North America
Education
1970	Master of Science in Operations Research and Finance, Cornell University, New York
1969	Master’s degree, Engineering, Ecole Centrale des Arts et Manufactures, Paris
Other activities and functions
Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA (subsidiaries of Swiss Re AG), chairman of the board
La Fondation Internationale de l’Arche, chairman of the board
Friends of l’Arche Long Island, chairman of the board
Association Jean Vanier, board member
Kai S. Nargolwala
Born 1950
Singapore Citizen
Board member since 2013

Professional history
2008–present	Credit Suisse
Member of the Compensation Committee (2014–present)
Member of the Risk Committee (2013–present)
Non-executive chairman of Credit Suisse’s Asia-Pacific region (2010–2011)
Member of the Executive Board (2008–2010)
CEO of Credit Suisse Asia Pacific region (2008–2010)
1998–2007	Standard Chartered plc, main board executive director
1976–1995	Bank of America
Group executive vice president and head of Asia Wholesale Banking group in Hong Kong (1990–1995)
Head of High Technology Industry group in San Francisco and New York (1984–1990)
Various management and other positions in the UK, the US and Asia (1976–1984)
1970–1976	Peat Marwick Mitchell & Co., London, accountant
Education
1974	Fellow of the Institute of Chartered Accountants (FCA), England and Wales
1969	BA in Economics, University of Delhi
Other activities and functions
Prudential plc, member of the board
Singapore Telecommunications Ltd., board member and lead independent director
PSA International Pte. Ltd. Singapore, board member
Clifford Capital Pte. Ltd., director and non-executive chairman
Monetary Authority of Singapore, Singapore Capital Markets Committee member
Casino Regulatory Authority in Singapore, board member
Duke-NUS Graduate Medical School, Singapore, chairman of the governing board

Anton van Rossum
Born 1945
Dutch Citizen
Board member since 2005

Professional history
2005–present	Credit Suisse
Member of the Risk Committee (2008–present)
Member of the Compensation Committee (2005–2008)
2000–2004	Fortis Inc.
Chairman of the board, Fortis Inc. (New York)
CEO and board member, Fortis (Belgium)
Chairman of the boards of principal subsidiaries (Belgium)
1972–2000	McKinsey and Company
Director of McKinsey Belgium (1986–2000)
Principal at McKinsey, Netherlands and Belgium (1979–1986)
Various positions in the Netherlands and Scandinavia (1972–1979)
Education
1969	Master’s degree, Economics and Business Administration, Erasmus University, Rotterdam
1965	Bachelor’s degree, Economics and Business Administration, Erasmus University, Rotterdam
Other activities and functions
Munich Re AG, member of the supervisory board
Royal Vopak NV, Rotterdam, chairman of the supervisory board
Netherlands Economics Institute, Rotterdam, chairman of the board of trustees
Rotterdam School of Management, chairman of the supervisory board
Severin Schwan
Born 1967
Austrian and German Citizen
Board member since 2014

Professional history
2014–present	Credit Suisse
Member of the Risk Committee (2014–present)
1993–present	Roche Group
CEO (2008–present)
CEO, Division Roche Diagnostics (2006–2008)
Head Asia Pacific Region, Roche Diagnostics Singapore (2004–2006)
Head Global Finance & Services, Roche Diagnostics Basel (2000–2004)
Various management and other positions with Roche Germany, Belgium and Switzerland (1993–2000)
Education
1993	Doctor of Law, University of Innsbruck, Austria
1991	Master’s degrees in Economics and Law, University of Innsbruck, Austria
Other activities and functions
Roche Holding Ltd., board member
European Round Table for Industrialists, member
International Business Leaders Advisory Council for the Mayor of Shanghai, member

Richard E. Thornburgh
Born 1952
US Citizen
Board member since 2006
Vice-Chair of the Board

Professional history
1995–present	Credit Suisse
Vice-Chair (2014–present)
Non-executive director of Credit Suisse International and Credit Suisse Securities (Europe) Limited – two of the Group’s UK subsidiaries (2013–present)
Member of the Audit Committee (2011–present)
Chairman of the Risk Committee (2009–present)
Member of the Chairman’s and Governance Committee (2009–present)
Member of the Risk Committee (2006–present)
Member of the Group Executive Board in various executive roles including Group CRO, Group CFO and CFO Investment Banking (1997–2005)
Chief financial and administrative officer and member of the executive board of Credit Suisse First Boston (1995–1996)
Began investment banking career in New York with The First Boston Corporation (predecessor firm of Credit Suisse First Boston)
2006–present	Corsair Capital LLC, New York, vice-chairman
Education
2009	Honorary Doctorate, Commercial Sciences, University of Cincinnati, Ohio
1976	MBA Finance, Harvard University, Cambridge, Massachusetts
1974	BBA Finance, University of Cincinnati, Ohio
Other activities and functions
McGraw Hill Financial, board member
Reynolds American Inc., board member
New Star Financial Inc., board member and lead director
CapStar Bank, board member
University of Cincinnati, investment committee member
University of Cincinnati Foundation, executive committee member
Convent of the Sacred Heart, trustee and investment committee member
St. Xavier Hight School, trustee and finance committee member
Sebastian Thrun
Born 1967
German and US Citizen
Board member since 2014

Professional history
2014–present	Credit Suisse
Member of the Risk Committee (2014–present)
2012–present	Udacity, co-founder and CEO
2007–2014	Google Corporation, Google Fellow and vice president
2003–present	Stanford University
Research Professor (2011–present)
Professor (2003–2011)
1995–2003	Carnegie Mellon University, Associate Professor
Education
1995	Doctorate in Computer Science and Statistics, University of Bonn, Germany
1993	Masters in Computer Science, University of Bonn, Germany
1988	Degree in Computer Science, University of Hildesheim, Germany
Other activities and functions
Robotics Science and Systems Foundation, member and treasurer

John Tiner
Born 1957
British Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Chairman of the Audit Committee (2011–present)
Member of the Chairman’s and Governance Committee (2011–present)
Member of the Risk Committee (2011–present)
Member of the Audit Committee (2009–present)
2008–2013	Resolution Operations LLP, CEO
2001–2007	Financial Services Authority (FSA)
CEO (2003–2007)
Managing director of the investment, insurance and consumer directorate (2001–2003)
1976–2001	Arthur Andersen, UK
Managing partner, UK Business Consulting (1997–2001)
Managing partner, Worldwide Financial Services practice (1997–2001)
Head of UK Financial Services practice (1993–1997)
Partner in banking and capital markets (1988–1997)
Auditor and consultant, Tansley Witt (later Arthur Anderson UK) (1976–1988)
Education
2010	Honorary Doctor of Letters, Kingston University, London
1980	UK Chartered Accountant, Institute of Chartered Accountants in England and Wales
Other activities and functions
Corsair Capital LLC, advisory board member
The Urology Foundation, chairman
Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932 Swiss Citizen
Rainer E. Gut was appointed Honorary Chairman of the Group in 2000 after he retired as Chairman, a position he had held since 1986. Mr. Gut was a member of the board of Nestlé SA, Vevey, from 1981 to 2005, where he was vice-chairman from 1991 to 2000 and chairman from 2000 to 2005.
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
Effective October 17, 2014, Eric Varvel was appointed as Chairman Asia Pacific and Middle East and stepped down from the Executive Board and his position as joint head of the Investment Banking division. James L. Amine and Timothy P. O’Hara were appointed to the Executive Board to jointly lead the Investment Banking division with Gaël de Boissard. James L. Amine will continue to have responsibility for the investment banking department, while Timothy P. O’Hara will continue to head the equities business and his role as President and CEO of Credit Suisse Securities USA remains unchanged. Gaël de Boissard will continue to head the fixed income business, and his role as regional CEO of EMEA remains unchanged.
On March 10, 2015, we announced that the Board has appointed Tidjane Thiam as the new CEO of the Group. He will take over this position from Brady W. Dougan, who will step down at the end of June 2015, after eight years as the CEO of the Group. Tidjane Thiam currently is Group Chief Executive of Prudential plc, a London-based international financial services group with operations in the US, Asia, Europe and Latin America.
The size of the Executive Board increased from nine to ten members during 2014.
Members of the Executive Board
	Executive Board member since	Role
December 31, 2014
Brady W. Dougan, Chief Executive Officer	2003	Group CEO
James L. Amine, Joint Head of Investment Banking [1]	2014	Divisional Head
Gaël de Boissard, Joint Head of Investment Banking and Regional CEO EMEA	2013	Divisional & Regional Head
Romeo Cerutti, General Counsel	2009	Shared Services Head
David R. Mathers, Chief Financial Officer and Head of IT and Operations	2010	Shared Services Head
Hans-Ulrich Meister, Joint Head of Private Banking & Wealth Management and Regional CEO Switzerland	2008	Divisional & Regional Head
Joachim Oechslin, Chief Risk Officer	2014	Shared Services Head
Timothy P. O'Hara, Joint Head of Investment Banking [1]	2014	Divisional Head
Robert S. Shafir, Joint Head of Private Banking & Wealth Management and Regional CEO Americas	2007	Divisional & Regional Head
Pamela A. Thomas-Graham, Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets	2010	Shared Services Head
1 Appointed on October 17, 2014 as a new Executive Board member with immediate effect.
Executive Board mandates
Our Executive Board members may, similar to our Board members, assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. According to the Group’s AoA, the number of mandates Executive Board members may hold in listed companies and other organizations outside of the Group is subject to certain restrictions, in order to comply with the Compensation Ordinance and to ensure that our Executive Board members dedicate sufficient time to fulfil their executive roles.
No Executive Board member holds mandates in excess of the restrictions as set forth in our AoA.
> Refer to “Mandates” for further information.

Biographies of the Executive Board members
Brady W. Dougan
Born 1959
US Citizen
Member since 2003
Chief Executive Officer

Professional history
1990–present	Credit Suisse
Chief Executive Officer of the Group (2007–present)
CEO of Investment Banking and Americas (2006–2007)
Member of the Committee of the Group Executive Board (2004–2005)
CEO of Credit Suisse First Boston (2004–2005)
Co-president of Institutional Securities of Credit Suisse First Boston (2002–2004)
Member of the Executive Board of Credit Suisse First Boston (2001–2005)
Global head of the Securities Division of Credit Suisse First Boston (2001–2002)
Head of Equities of Credit Suisse First Boston (1996–2001)
Various functions within Credit Suisse First Boston (1990–1996)
Prior to 1990	Bankers Trust, derivatives group
Education
1982	MBA in Finance, University of Chicago, Illinois
1981	BA in Economics, University of Chicago, Illinois
Other activities and functions
Humacyte Inc., board member
University of Chicago, board of trustees member
Barbara Dougan Foundation, director
James L. Amine
Born 1959
US Citizen
Member since 2014
Joint Head of Investment Banking

Professional history
1997–present	Credit Suisse
Joint Head of Investment Banking, responsible for the Investment Banking Department (2014–present)
Head of Investment Banking Department (2012–present)
Co-Head of Investment Banking Department, responsible for the Americas and Asia Pacific (2010–2012)
Co-Head of Investment Banking Department, responsible for EMEA and Asia Pacific and Head of Global Market Solutions Group (2008–2010)
Head of European Global Markets Solutions Group and Co-Head of Global Leveraged Finance (2005–2008)
Head of European Leveraged Finance (1999–2000; 2003–2005), Co-Head (2000–2003)
Various functions within High-Yield Capital Markets of Credit Suisse First Boston (1997–1999)
Prior to 1997	Cravath, Swaine & Moore, attorney
Education
1984	JD, Harvard Law School
1981	BA, Brown University
Other activities and functions
Harvard Law School, dean’s advisory board member
Caramoor Center for Music and the Arts, board member
Leadership Committee of Lincoln Center Corporate Fund, member

Gaël de Boissard
Born 1967
French Citizen
Member since 2013
Joint Head of Investment Banking
Regional CEO EMEA

Professional history
2001–present	Credit Suisse
Joint Head of Investment Banking, responsible for the Fixed Income business (2013–present)
Regional CEO EMEA (2013–present)
Co-Head of Global Securities, Investment Banking (2008–2012)
Head of Interest Rate Products, Europe and Asia, Investment Banking (2001–2007)
1990–2001	JPMorgan Chase
Member of European Management Committee (1998–2001)
Head of European Rates (1997–1998)
Head of European Government Bond Trading (1994–1997)
Various positions in fixed income (1990–1994)
Education
1990	Degree in Mathematics and Civil Engineering, Ecole Polytechnique, Palaiseau, France
1989	Degree in Russian, University of Volgograd
Romeo Cerutti
Born 1962
Swiss and Italian Citizen
Member since 2009
General Counsel

Professional history
2006–present	Credit Suisse
General Counsel (2009–present)
Global Co-Head of Compliance, Bank (2008–2009)
General Counsel, Private Banking division (2006–2009)
1999–2006	Lombard Odier Darier Hentsch & Cie
Partner of the Group Holding (2004–2006)
Head of Corporate Finance (1999–2004)
1995–1999	Homburger Rechtsanwälte, Zurich, attorney-at-law
1993–1995	Latham and Watkins, Los Angeles, attorney-at-law
Education
1998	Post-doctorate degree in Law (Habilitation), University of Fribourg
1992	Admission to the bar of the State of California
1992	Master of Law (LLM), University of California, Los Angeles
1990	Doctorate in Law, University of Fribourg
1989	Admission to the bar of the Canton of Zurich
1986	Master in Law (lic.iur.), University of Fribourg
Other activities and functions
University of Fribourg, board of trustees member
Association Friends of the Zurich Art Museum, board member

David R. Mathers
Born 1965
British Citizen
Member since 2010
Chief Financial Officer

Professional history
1998–present	Credit Suisse
Head of IT and Operations (2012–present)
Chief Financial Officer (2010–present)
Head of Finance and COO of Investment Banking (2007–2010)
Senior positions within Credit Suisse’s Equity business, including Director of European Research and Co-Head of European Equities (1998–2007)
1987–1998	HSBC
Global head of equity research (1997–1998)
Research analyst, HSBC James Capel (1987–1997)
Education
1991	MA in Natural Sciences, University of Cambridge, England
1987	BA in Natural Sciences, University of Cambridge, England
Other activities and functions
Member of the Council of the British-Swiss Chamber of Commerce
Member of the European CFO Network
Sponsor of academic awards and research grants at Robinson College, Cambridge
Hans-Ulrich Meister
Born 1959
Swiss Citizen
Member since 2008
Joint Head of Private Banking & Wealth Management
Regional CEO Switzerland

Professional history
2008–present	Credit Suisse
Joint Head of Private Banking & Wealth Management (2012–present)
Regional CEO Switzerland (2008–present)
CEO of Private Banking (2011–2012)
Chairman of Clariden Leu AG (2011–2012)
Board member of Clariden Leu AG (2008–2012)
Head of Private & Business Banking Switzerland (2008–2011)
1983–2007	UBS
Member of the group management board (2004–2007)
Head of private and business banking (2005–2007)
Head of large corporates and multinationals (2003–2005)
Wealth management USA, New York (2002–2003)
Head of corporate banking region Zurich (1999–2002)
Various functions (1983–1999)
Education
2000/2002	Advanced Management programs at Wharton School, University of Pennsylvania, and Harvard Business School, Massachusetts
1987	Economics and Business Administration, University of Applied Sciences, Zurich
Other activities and functions
Swiss Finance Institute, foundation board member
Zurich Chamber of Commerce, board member and board committee member
International Center for Monetary and Banking Studies (ICMB), foundation board member
Ulrico Hoepli Foundation, foundation board member
Stiftung Zurich Zoo, foundation board member

Joachim Oechslin
Born 1970
Swiss Citizen
Member since 2014
Chief Risk Officer

Professional history
2014–present	Credit Suisse
Chief Risk Officer (2014–present)
2007–2013	Munich Re Group, Chief Risk Officer
2007	AXA Group, deputy Chief Risk Officer
2001–2006	Winterthur Swiss Insurance Company
Member of the executive board (2006)
Chief Risk Officer (2003–2006)
Head of risk management (2001–2003)
1998–2001	McKinsey & Company, consultant
Education
1998	Licentiate/Master of Science in Mathematics, Swiss Federal Institute of Technology (ETH), Zurich
1994	Engineering degree, Higher Technical Institute (HTL), Winterthur
Other activities and functions
Member of the International Financial Risk Institute
Timothy P. O’Hara
Born 1964
US Citizen
Member since 2014
Joint Head of Investment Banking

Professional history
1986–present	Credit Suisse
Joint Head of Investment Banking, responsible for the Equities business (2014–present)
President and CEO of Credit Suisse Securities (USA) LLC (2012–present)
Global Head of Equities (2012–2014)
Co-Head of Global Securities (2011–2012)
Head of Fixed Income, North America (2009–2011)
Head of Global Credit Products (2008–2011)
Global Head of Leveraged Finance (2005–2008)
Global Head of High Yield Capital Markets and Head of US High Yield Capital Markets (2000–2005)
Head of Origination/Banking, High Yield (1998–2000)
Various senior management and other positions in Investment Banking (1986–1998)
Education
1990	MBA in Finance, Wharton School, University of Pennsylvania
1986	BA in Economics, University of Virginia
Other activities and functions
Securities Industry and Financial Markets Association, board member (Credit Suisse representative) and executive committee member
University of Virginia College Foundation, board of trustees member
Project Morry, board member

Robert S. Shafir
Born 1958
US Citizen
Member since 2007
Joint Head of Private Banking & Wealth Management
Regional CEO Americas

Professional history
2007–present	Credit Suisse
Joint Head of Private Banking & Wealth Management (2012–present)
Regional CEO Americas (2012–present)
CEO of Asset Management (2008–2012)
CEO of the Americas region (2007–2010)
1990–2006	Lehman Brothers
Senior Relationship Manager (2005-2006)
Head of global equity division (2000–2005)
Head of global equity trading (1998–2000)
Head of European equity (1996–1998)
COO European equity (1995–1996)
Head of Lehman Commercial Paper (1994–1995)
Senior positions in Preferred Stock Sales (1990–1994)
1984–1990	Morgan Stanley, vice president, preferred stock business within the fixed income division
Education
1984	MBA, Columbia University, Graduate School of Business, New York
1980	BA in Economics, Lafayette College, Pennsylvania
Other activities and functions
Cystic Fibrosis Foundation, board member
Pamela A. Thomas-Graham
Born 1963
US Citizen
Member since 2010
Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets

Professional history
2010–present	Credit Suisse
Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets (2013–present)
Chief Talent, Branding and Communications Officer (2010–2013)
2008–2010	Angelo, Gordon & Co., managing director in the private equity group
2005–2008	Liz Claiborne Inc., several senior management positions, including senior vice president of Global Brand Development
1999–2005	NBC
NBC Universal/CNBC, president, CEO and chair (2001–2005)
NBC Universal/CNBC, president and COO (2001)
CNBC.com, president and CEO (1999–2001)
1989–1999	McKinsey & Company
Partner (1995–1999)
Associate (1989–1995)
Education
1989	JD, Harvard Law School, Massachusetts
1989	MBA, Harvard Business School, Massachusetts
1985	BA in Economics, Harvard University, Massachusetts
Other activities and functions
The Clorox Company, board member
Parsons School of Design, board of governors member
Museum of Modern Art, Trustee Education Committee, member
Council on Foreign Relations, member
Economic Club of New York, member
Eaglebrook School, board member
Metropolitan Museum of Art, member of the Business Committee
New York Philharmonic, board member

Additional information
Changes in control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 331⁄3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or >>>FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.
Clauses on changes in control
Subject to certain provisions in the Group’s employee compensation plans, which allow for the Compensation Committee or Board to determine the treatment of outstanding awards for all employees in the case of a change in control, there are no provisions that require the payment of extraordinary benefits in the case of a change in control in the agreements and plans benefiting members of the Board and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change in control of the Group.
In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Compensation Committee or the Board. In the case of a change in control, there are no provisions in the employment contracts of Executive Board members that require the payment of any type of extraordinary benefits, including special severance awards.
Internal and external auditors
Auditing forms an integral part of corporate governance at the Group. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.
Internal Audit
Our Internal Audit function comprises a team of around 250 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit, Martyn Scrivens, reports directly to the Audit Committee chairman.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of our risk management, control and governance processes.
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
As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman and the Audit Committee chairman. The Head of Internal Audit reports to the Audit Committee at least quarterly and more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.
External auditors
Our statutory auditor is KPMG AG (KPMG), Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are Anthony Anzevino, Global Lead Partner (since 2012) and Simon Ryder, Group Engagement Partner (since 2010).
In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.
The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2014	2013	% change
Fees paid to external auditors (CHF million)
Audit services [1]	39.8	36.7	8
Audit-related services [2]	6.7	6.4	5
Tax services [3]	2.4	4.9	(51)
1
Audit fees include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally they include all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries.

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

KPMG attends all meetings of the Audit Committee and reports on the findings of its audit and/or interim review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. In accordance with this policy and as in prior years, all KPMG non-audit services provided in 2014 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.
American Depositary Share fees
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the >>>ADS (Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.
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
The Depositary collects its fees for the delivery and surrender of ADS directly from investors depositing shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee services until its fees for those services are paid.
Amounts paid by the Depositary to the Group
In accordance with the Group’s engagement letter, in 2014 the Depositary made payments to the Group of USD 1.2 million, including for the reimbursement of expenses relating to its American Depositary Receipt (ADR) program. The Depositary has also contractually agreed to provide certain ADR program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADR program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.
Liquidation
Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by:
– a supermajority of at least three-quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation; and
– a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events.
Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Compensation
Dear shareholders
In 2014, the environment for compensation regulation and practices was characterized by continued regional fragmentation in compensation related regulatory developments and significant divergence in compensation levels for comparable financial services functions between the US and Europe. In addition, unusual market conditions as reflected in unprecedented low interest rates and volatility, as well as further evolution in the capital rules, caused banking sector participants to reexamine their strategies. Against this backdrop, the Compensation Committee of the Board (Compensation Committee) and senior management continued to review and refine our compensation practices in pursuit of the right balance between meeting shareholders’ expectations in terms of performance-based compensation, paying our employees competitively in line with the market, and responding appropriately to the regulatory environment.
Key developments in 2014
The Group strives for competitiveness by paying market-informed, competitive compensation levels for comparable roles and experience. The Compensation Committee uses the services of external compensation consultants to benchmark compensation levels against relevant peers. Taking into account geographical variations of pay levels for similar roles and responsibilities has become increasingly important in the last few years. More pronounced regulatory interventions within the EU have resulted in significant differences between Europe and the US, both in terms of structure (fixed versus variable pay) and absolute levels of compensation. Following a review of leading providers with particular emphasis on the ability to provide comprehensive access to performance and reward data within the financial services industry, the Compensation Committee appointed McLagan as new independent compensation adviser effective May 2014.
The Compensation Committee assessed the compensation-related implications of the Capital Requirements Directive IV (CRD IV) for our employees in EU locations. After obtaining the required approvals, the Compensation Committee supported a cap on variable compensation of two times fixed compensation for affected employees. In line with market practice, it also approved the introduction of fixed allowances based on the role and organizational responsibility of the employees, which are treated as fixed compensation for the purpose of calculating the referenced cap.
As indicated in last year’s Compensation Report, there is emerging regulatory demand to extend the period of time during which variable compensation awards may be recovered beyond the respective dates of vesting and distribution to the employee. In line with this, the Prudential Regulation Authority (PRA) in the UK mandated in 2014 that all variable compensation awards granted to employees defined as “PRA Code Staff” after January 1, 2015, contain provisions enabling the Group to “claw back” compensation for seven years from the grant date. 2014 variable compensation granted to “PRA Code Staff” includes terms to comply with these extended clawback provisions.
In addition to these mandatory changes, the compensation structure for the Board of Directors (Board) was reviewed and modified. In the interest of transparency a more granular fee structure was introduced reflecting the respective roles and responsibilities of the Board members. Moreover, 2014 variable compensation for the Executive Board is based on the revised structure as outlined in the 2013 Compensation Report. Apart from this, the Compensation Committee decided to leave the compensation structure and applicable deferred compensation instruments for the broader employee population largely unchanged from 2013.
Compensation decisions in 2014
In 2014, the Group’s revenues were in line with prior periods despite the challenging market conditions. Private Banking & Wealth Management achieved net new assets growth in line with our expectations and improved strategic results in terms of pre-tax income and cost/income ratio. Improved Investment Banking results for 2014 reflect the strength of our diversified franchise with stable revenues and increased capital efficiency. Investment Banking continued to make progress reducing risk-weighted assets and Swiss leverage exposure when denominated in US dollars, in the strategic and non-strategic units. Shared services functions provided a robust control environment, while supporting the business in the transition to new regulatory requirements, making significant progress on a number of major infrastructure projects.
Despite these notable achievements, the economic value of variable incentive compensation awarded for 2014 for the Group was 9% lower than in 2013, reflecting continued compensation discipline and stable reported pre-tax income, including the impact of the final settlement regarding all outstanding US cross-border matters.
Due to the substantial impact of the US cross-border settlement – the most significant and longstanding regulatory and litigation issue for Credit Suisse – both the Board and Executive Board agreed to a voluntary reduction to their compensation that would otherwise have been awarded to them for 2014. The total compensation for the Board was reduced by approximately 25% and the variable compensation for the Executive Board was reduced by the equivalent of 20% of the amount that would have otherwise been granted. This agreement reflected the view that the event should have consequences for the compensation of the Group’s top supervisory and management bodies, in order to accept the collective responsibility these bodies bear in safeguarding the long-term reputation and professional integrity of the Group’s businesses globally, regardless of which individuals serve as directors or officers within these bodies at any given time.

Consequently, the Board approved a 50% reduction in their share-based compensation for 2014, which is approximately 25% of their total compensation. For those members who were part of the Executive Board at the time of the settlement, a downward adjustment was applied equivalent to 20% of the amount that would have otherwise been granted as variable compensation for 2014. Of this amount, half was deducted from the amount that would have been awarded as long-term incentive (LTI) awards for 2014 and half was deducted from existing unvested LTI incentive awards granted for 2013. Including the voluntary adjustment, which was applied to LTI awards granted for 2014, the proposed Executive Board variable compensation for 2014 is 17% lower than the amount awarded for 2013.
Annual General Meeting of Shareholders 2015
In line with the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and the Group’s Articles of Association (AoA), compensation of the Board and the Executive Board will be subject to binding shareholder votes for the first time at the 2015 Annual General Meeting of Shareholders (AGM). Accordingly, shareholders will be asked to approve:
– Executive Board aggregate variable compensation for the 2014 financial year (retrospective vote)
– Maximum aggregate fixed compensation for the Executive Board for the period 2015 AGM to 2016 AGM (prospective vote)
– Maximum aggregate compensation for the Board for the period 2015 AGM to 2016 AGM (prospective vote)
In reviewing various options to obtain shareholder approval, we concluded that a prospective vote is warranted for the compensation of the Board and all fixed compensation elements of the Executive Board. However, in the interest of “pay for performance” alignment, we decided to propose a retrospective vote on variable compensation for the Executive Board in the context of actual performance figures for the preceding financial years. Irrespective of these binding votes, we will continue to submit the entire Compensation Report for a consultative vote as was our practice in the past.
Focus areas in 2015
The Group is committed to responsible compensation practices with particular emphasis on ethics, risk, control and compliance as a basis for disciplined execution and the discouragement of excessive risk taking. In this context, the Compensation Committee will continue to closely monitor how risk and internal control considerations are captured in performance reviews and how the respective assessments affect compensation recommendations.
Furthermore, the effectiveness of malus and clawback provisions in our compensation plans will remain in the focus of the Compensation Committee in 2015. The recovery of compensation awards after vesting and distribution to the employee is unchartered territory in some jurisdictions. However, whenever necessary we will pursue the application of clawback to the full extent permitted under applicable law.
For 2015, the performance evaluation and the structure of Executive Board compensation will remain essentially similar to the approach for 2014.
The Compensation Committee will ensure full compliance with regulatory developments and will closely monitor market trends to maintain our competitive compensation structure in line with best practice.
Finally, the Compensation Committee is satisfied that this Compensation Report reflects the review process and determination of compensation for 2014. This Compensation Report is in line with the specific remuneration disclosure requirements issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). In the context of compensation for the Board and the Executive Board, the Compensation Report is in compliance with the respective provisions of the Compensation Ordinance. The activities of the Compensation Committee were executed in accordance with its mandate under the Credit Suisse Organizational Guidelines and Regulations and the Compensation Committee charter.
Jean Lanier
Chairman of the Compensation Committee
Member of the Board of Directors
March 2015

Report of the Independent Registered Public Accounting Firm
Report of the Statutory Auditor to the General Meeting of Shareholders of Credit Suisse Group AG, Zurich
We have audited the accompanying Compensation report dated March 20, 2015 of Credit Suisse Group AG (the “Group”) for the year ended December 31, 2014. The audit was limited to the information according to articles 14-16 of the Ordinance against Excessive compensation in Stock Exchange Listed Companies (the “Ordinance”) contained in the sections marked with (Audited) on pages 214 to 226 of the Compensation report.
Responsibility of the Board of Directors
The Board of Directors is responsible for the preparation and overall fair presentation of the Compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.
Auditor's Responsibility
Our responsibility is to express an opinion on the accompanying Compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Compensation report complies with Swiss law and articles 14-16 of the Ordinance.
An audit involves performing procedures to obtain audit evidence on the disclosures made in the Compensation report with regard to compensation, loans and credits in accordance with articles 14-16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the Compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the Compensation report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, the Compensation report for the year ended December 31, 2014 of the Group complies with Swiss law and articles 14-16 of the Ordinance.
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge
Zurich, Switzerland
March 20, 2015

Group compensation
Compensation policy and objectives
The objectives of the Group’s compensation policy include attracting and retaining employees, and motivating employees to achieve results with integrity and fairness. The compensation policy is designed to support a performance culture which fosters teamwork and collaboration. Furthermore, it aims to promote effective risk management practices consistent with the Group’s compliance and control framework. The compensation policy takes into account the capital position and long-term performance of the Group and balances the fixed and variable compensation components to reflect the value and responsibility of the roles that employees perform. The objectives of the compensation policy are framed to achieve an appropriate balance between the interests of employees and shareholders in order to create sustainable value for the Group.
The compensation policy applies to all employees and compensation plans of the Group. It contains a detailed description of the Group’s compensation principles and objectives as well as the compensation programs. It also sets out the standards and processes relating to the development, management, implementation and governance of compensation. The compensation policy adheres to the compensation principles set out by the Group’s regulator in Switzerland, the >>>FINMA, and the Group’s other main regulators.
The compensation policy is reviewed regularly and endorsed by the independent Compensation Committee. The compensation policy, as well as periodic updates and revisions, is approved by the Board. The compensation policy is accessible to all employees and is published at www.credit-suisse.com/compensation.
Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policy, practices and plans. It is responsible for determining, reviewing and proposing compensation for the Group and Executive Board for approval by the Board. In November 2013, the Swiss Federal Council approved the Compensation Ordinance, which came into effect on January 1, 2014. In accordance with the Compensation Ordinance and the modified AoA, beginning with the 2015 AGM, the shareholders will vote to approve the compensation of the Board and the Executive Board based on the proposals set forth by the Board. The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The current members are Jean Lanier (chairman), Iris Bohnet, Andreas N. Koopmann and Kai S. Nargolwala. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance and the FINMA, and the rules of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq) in determining that all of these individuals are independent.
> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
Advisers to the Compensation Committee
The Compensation Committee is authorized to retain outside advisers, at the Group’s expense, for the purposes of providing guidance to the Compensation Committee as it carries out its responsibilities. Effective as of May 2014, McLagan, a management consulting firm specializing in the benchmarking of performance and reward data for the financial services industry, assists the Compensation Committee in ensuring that the Group’s compensation program remains competitive, responsive to regulatory developments and in line with the compensation policy. Johnson Associates provided these advisory services until May 2014. McLagan has appointed a senior consultant to advise the Compensation Committee. This individual does not provide other services to the Group other than assisting the Compensation Committee. The law firm Nobel & Hug acts as external legal counsel to the Compensation Committee. Prior to their appointment, the Compensation Committee conducted an independence assessment of these advisers pursuant to the rules of the US Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
Compensation Committee meetings and annual performance review
The Chairman of the Board (Chairman) and the Chief Executive Officer (CEO) may attend the Compensation Committee meetings, and the Compensation Committee chairman determines the attendance of other Board members, Executive Board members, senior management, compensation advisers and external legal counsel, as appropriate.
In January of each year, the Compensation Committee meets, with the Chairman and the CEO present, for the primary purpose of reviewing the performance of the Group, businesses and the respective management teams for the previous year. This provides the basis for a recommendation of the overall compensation pools for the business divisions and Shared Services functions for approval by the Board. During its annual performance review, the Compensation Committee considers input from the chairmen of the Risk and Audit Committees, who may also attend the Compensation Committee meeting in January. The Risk Committee provides input to the Compensation Committee with respect to risk considerations and the Audit Committee provides input with respect to internal control considerations. The Compensation Committee approves the compensation for the Head of Internal Audit after consulting with the Audit Committee chairman.
The Compensation Committee also considers input from the Group’s internal control functions. Specifically this includes contributions from Risk Management, Legal and Compliance and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct. The Compensation Committee reviews the impact on the recommended amount of variable compensation of individuals who have been subject to the Group’s disciplinary processes.

To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as >>>Material Risk Takers and Controllers (MRTC). The Risk Committee is involved in the review process for MRTC.
> Refer to “Material Risk Takers and Controllers” for further information.
During 2014, the Compensation Committee held 10 meetings, with the following focus areas:
– assessing the performance of the Group and determining the divisional compensation pools for recommendation to the Board;
– reviewing the level and composition of compensation for Executive Board members and members of the Board, taking into account the key issues raised by shareholders, the impact of the US cross-border settlement in May 2014 and emerging best practice among peer companies;
– monitoring global regulatory and market trends with respect to compensation at financial institutions and assessing the obligations imposed by the Compensation Ordinance;
– reviewing the approach for compensating employees subject to the CRD IV regulations;
– further enhancing the compensation process for Covered Employees (which include MRTC as well as certain other employees, as defined below) in line with regulatory guidance; and
– monitoring the link between employee behavior and compensation levels, including any impact of employee misconduct on compensation.
The Compensation Committee chairman maintains an active dialogue with the Group’s principal regulators about compensation governance and plans. In addition, he engages with shareholders and their representatives regarding the compensation policy and plans.
Approval authority
The approval authorities for setting compensation policy and compensation for different groups of employees are defined in the Group’s Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter (available at www.credit-suisse.com/governance).
Board approval, based on the recommendation of the Compensation Committee, is required to:
– establish or amend the Group’s compensation policy;
– establish or amend the compensation plans;
– determine the variable compensation pools for the Group and divisions;
– determine compensation for the Executive Board members, including the CEO, subject to the shareholder approval requirement pursuant to the Compensation Ordinance; and
– determine compensation of the Board, including the Chairman, subject to the shareholder approval requirement pursuant to the Compensation Ordinance.
Compensation Committee approval is required for compensation decisions with respect to:
– the Head of Internal Audit (in consultation with the Audit Committee chairman);
– MRTC; and
– other selected members of management.
Impact of regulation on compensation
Many of the Group’s regulators, including FINMA, focus on compensation. The requirements of FINMA are set out in FINMA’s Circular on Remuneration Schemes (Circular). Additionally, several regulators, including those in the US, the EU and the UK, impose requirements that differ from, or supplement, the FINMA requirements. Therefore, the Group’s plans comply globally with the Circular and, to the extent local requirements differ from or supplement those standards, plans are adapted locally in the relevant jurisdiction. This generally results in additional terms, conditions and processes being implemented in the relevant locations. The Group continuously monitors regulatory and legislative developments in all applicable jurisdictions, as well as industry best practices in compensation and guidance issued by various regulatory bodies.
Pursuant to the Compensation Ordinance, compensation of the Board and the Executive Board is approved annually by the AGM either as a maximum aggregate amount or as maximum partial amounts for the respective compensation components.
The Compensation Committee assessed the implications of the CRD IV regulations. In accordance with these regulations, a cap on variable compensation of two times fixed compensation was implemented for applicable employees after obtaining the required approvals. We also introduced fixed allowances as a compensation component for applicable employees subject to the CRD IV regulations, in line with market practice. These fixed allowances are determined based on the role and organizational responsibility of the employees.
In July 2014, the PRA in the UK mandated that all variable compensation awards granted to employees that meet the definition of “PRA Code Staff” on or after January 1, 2015 contain provisions enabling the Group to clawback variable compensation for seven years from the grant date. These provisions were included in awards granted to “PRA Code Staff” in January 2015.

Determination of variable compensation pools
In determining the variable compensation pools (pools), the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The primary measure of performance for determining the pools of the Group and business divisions is economic contribution. The methodology to determine the Group and divisional pools also takes into account key performance indicators (KPIs) and certain non-financial criteria, including risk and control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment.
Economic contribution is measured at both the Group and divisional levels as income before taxes and variable compensation expense, after deducting a capital usage charge that is calculated based on regulatory capital. Such regulatory capital is defined for the Investment Banking and Private Banking & Wealth Management divisions as the average of 10% of average divisional >>>Basel III >>>risk-weighted assets and 2.4% of average divisional leverage exposure, and regulatory capital is defined for the Group as the sum of both divisions. For this measure, the Group and divisional results exclude the funding valuation adjustments (FVA), significant litigation provisions and settlements as approved by the Compensation Committee, and the Group results also exclude fair value gains and losses from movements in own credit spreads. This measure of economic contribution considers the profitability of the divisions and the Group and the capital utilized to achieve this profitability. The Compensation Committee intends to achieve a more balanced distribution of economic contribution between employees and shareholders over the longer-term, subject to Group performance and market conditions.
The performance-based pools are determined on an annual basis, and accruals for the divisional and Group-wide pools are made throughout the year. The Compensation Committee regularly reviews the accruals and related financial information and applies adjustments in exceptional circumstances to ensure that the overall size of the pools is consistent with the Group’s compensation objectives.
The total amount of the Shared Services pool is determined based on Group-wide financial performance, measured in the form of Group economic contribution and qualitative measures and is not linked to the performance of the particular divisions that the Shared Services employees support. Therefore, Shared Services employees, including those performing control functions, are remunerated independently from the performance of the businesses they oversee and support. As with the business divisions, risk, control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment, are taken into account. After the pool has been determined for the Shared Services functions, a deduction is applied to the pool of each business division, following a consistent allocation approach, to fund the pool for the employees of the Shared Services functions.
Once the pools have been set at the Group and divisional levels, each business division allocates its pool to its business areas, based on the same or similar factors as used to determine the divisional pool. Capital usage and risk are factored into the pools as they are allocated within business areas. Through this process, business area managers recognize that capital usage is a significant factor in determining the pool for the business area under their responsibility. The pools are allocated to line managers who award variable compensation to employees based on individual and business area performance, subject to the constraints of the pool size. The Shared Services pool is allocated to the various functions within Shared Services based on factors such as the achievement of performance objectives, compliance with policies and regulations, and market conditions.
Competitive benchmarking
The assessment of the economic and competitive environment is another important element of the compensation process as the Group strives for market-informed, competitive compensation levels. Internal expertise and the services of compensation consulting firms are used to benchmark compensation levels against relevant peers, taking into account geographical variations. The peer groups and relevant metrics used are reviewed annually by the Compensation Committee and tracked throughout the year.
The peer groups used in 2014 for the Group and the divisions are shown in the following table, along with the specific performance criteria used for assessing relative performance. Most of these peer companies mention Credit Suisse as one of their peers for the purposes of compensation benchmarking.

2014 peer groups and performance criteria1
Credit Suisse Group
Peer group	Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS
Performance criteria
Profitability and efficiency	Return on equity, pre-tax income margin and compensation/revenue ratio
Growth	Earnings per share growth, net revenue growth, net new assets growth and total assets under management growth
Capital and risk	Tier 1 ratio, look-through CET1 ratio, leverage ratio, Value-at-Risk and risk-weighted assets development
Shareholder satisfaction	Total shareholder return over one year, total shareholder return over two years and book value per share growth
Private Banking & Wealth Management
Peer group	Allianz, BlackRock, Deutsche Bank, Goldman Sachs, HSBC, Julius Bär Group, JPMorgan Chase, Morgan Stanley and UBS
Performance criteria
Profitability and efficiency	Pre-tax income margin, pre-tax income on assets under management and gross margin
Growth	Net revenue growth, pre-tax income growth and net new assets growth
Investment Banking
Peer group	Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS
Performance criteria
Profitability and efficiency	Pre-tax return on economic risk capital, pre-tax income margin and compensation/revenue ratio
Growth	Net revenue growth and pre-tax income growth
Capital and risk	Net revenue/Value-at-Risk
1
The Credit Suisse Group and Investment Banking peer groups for 2014 remain unchanged compared to the peer groups used in the Annual Report 2013. Barclays was removed from the Private Banking & Wealth Management peer group for 2014 due to insufficient disclosure.

Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking.
Role of control functions
In addition to the annual performance assessment conducted by their line managers, employees who have breached Group policies or procedures are subject to a review process by the Group’s control functions, which impacts decisions about individual variable compensation awards. The control functions are independent from the businesses and include Legal and Compliance, Risk Management, Finance, Human Resources and Internal Audit. Regional disciplinary review committees include the input of the Group’s control functions and make recommendations on disciplinary measures, as necessary. Such measures can include the reduction or elimination of the employee’s variable compensation award for the current year and deferred compensation awards from prior years, in line with the applicable malus provisions. The Board’s Audit and Risk Committees are periodically provided with information on the disciplinary cases and may give directional input regarding the appropriateness of disciplinary outcomes. The results of the disciplinary review committees’ assessment and any disciplinary measures are communicated to the Compensation Committee, together with details of any impact on variable compensation.
Material Risk Takers and Controllers
MRTC include employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group’s risk profile. The criteria for classifying individuals as MRTC for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees.

Employees meeting one or more of the following criteria are identified as MRTC:
– members of the Executive Board;
– employees who report directly to a member of the Executive Board: i) in the business divisions, these include employees responsible for managing significant lines of business of the Group and members of divisional management committees; and ii) in the Shared Services functions of Internal Audit, Finance, Risk Management, Legal and Compliance and Talent, Branding and Centers of Excellence, these include senior control personnel who are responsible for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;
– employees, either individually or as part of a group, with the ability to put material amounts of the Group’s capital at risk (these include traders, and others who are authorized to manage, supervise or approve risk exposure that could have a material or significant effect on the Group’s financial results);
– the top 150 paid employees across the Group (based on total compensation), regardless of seniority or function;
– all UK managing directors and other employees, who based on the significance of their functions in the UK and the potential impact of their risk-taking activities on the UK entities meet the “PRA Code Staff” definition of the Group’s UK regulator, the PRA; and
– other individuals, whose roles, individually or as part of a group, have been identified as having a potential impact on the market, reputational or operational risk of the Group.
Compensation process for MRTC
MRTC are subject to heightened levels of scrutiny over the alignment of their performance and compensation. MRTC and their managers are required to incorporate risk considerations in their performance evaluations. This includes specifying the types of risk applicable to the individual employee when reviewing performance and subsequently setting risk-adjusted variable compensation. The types of risk considered vary by role and include reputational, credit, market, operational, liquidity, and legal and compliance risks. Risk is assessed in the context of both realized and potential risk outcomes.
Covered Employees
In response to requirements of the US Federal Reserve, the Group has identified two additional groups of US-based employees, who are also subject to the compensation processes that apply for MRTC. The broader group is collectively known as Covered Employees, and is comprised of:
– MRTC;
– all US-based revenue producers in Investment Banking; and
– all branch managers of the US Wealth Management Clients business within the Private Banking & Wealth Management division.
Malus provisions
All deferred compensation awards contain provisions that enable the Group to reduce or cancel the awards of employees whose individual behavior has had a materially detrimental impact on the Group.
Additional malus provisions apply that can be triggered in cases where the behavior or performance of the individual causes, or could cause:
– a material downturn in the financial performance or regulatory capital base of the Group, or any of its divisions or regions;
– a material failure of risk management, reputational harm, or other similar events; or
– a combination of the above, as determined by the Board at its sole discretion.
Performance share awards contain further provisions that can result in a downward adjustment or cancellation of the full balance of deferred awards, in the event of future negative business performance.
> Refer to “Compensation design” for further information on deferred compensation.
> Refer to “Performance share awards” for details of these awards and the performance-based malus provisions and to the table “Potential downward adjustments of performance share and STI awards” for specific downward adjustments that may be applied.
Clawback provisions
While malus provisions referenced above only affect deferred awards, recently enacted regulations require the introduction of additional provisions enabling the Group, subject to conditions, to claim back variable compensation even after vesting and distribution to the employee (clawback). The PRA in the UK was the first regulator to mandate that variable compensation granted to “PRA Code Staff” in 2015 is subject to clawback for seven years after the grant date.
Compensation design
The Group’s total compensation approach comprises fixed and variable compensation. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice, and fixed allowances for certain employees. Variable compensation is awarded annually and is dependent on Group, divisional and individual performance. The percentage mix between fixed and variable compensation varies according to the employee’s seniority, business and location.
Variable compensation for 2014 was awarded primarily in the form of unrestricted cash, share-based awards and Contingent Capital Awards (CCA). Share-based awards and CCA are deferred variable compensation instruments that vest and settle in the future as described further below.

Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.
Fixed Allowances
Fixed allowances were introduced in 2014 as a new component of compensation for “PRA Code Staff” and other employees identified as risk-takers under EU regulatory requirements. These fixed allowances were determined based on the role and organizational responsibility of the individuals. Subject to certain conditions, fixed allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable compensation as required by the CRD IV. For 2014, fixed allowances were comprised of a cash component paid during 2014 and a share component subject to vesting over a period of three years and on-going employment.
Variable compensation and deferral rates
For 2014, variable compensation was paid in unrestricted cash unless the total compensation awarded to an employee for 2014 was greater than or equal to CHF 250,000 or the local currency equivalent (or USD 250,000 for employees whose total compensation is denominated in USD), in which case a portion was paid in unrestricted cash and the balance was deferred, vesting at a later date. The deferred portion was defined by a deferral table whereby the portion of deferred compensation increased with higher levels of total compensation. The deferred portion for 2014 ranged from 17.5% to 90% of variable compensation, unchanged from 2013, and the amount of variable compensation paid as unrestricted cash for 2014 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in USD) per employee. For 2014, 41,809 employees received variable compensation, representing 91% of total employees, of which 801 were classified as MRTC.
> Refer to “Number of employees awarded variable and other compensation” for further information.
Unrestricted cash
Generally, employees receive the cash portion of their variable compensation as unrestricted cash at a regular payroll settlement date close to the grant date.
Blocked share awards
To comply with CRD IV requirements, employees who hold key roles in respect of certain Group subsidiaries in the EU receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them as unrestricted cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to three years from the date of grant, depending on location.
Deferred variable compensation instruments
Share awards
Each share award entitles the holder of the award to receive one Group share at the delivery date. Share awards are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable compensation should be granted in this form.
Share awards vest over three years with one third of the award vesting on each of the three anniversaries of the grant date (ratable vesting). The number of share awards granted was determined by dividing the value of the deferred component of the variable compensation to be granted as share awards by the applicable share price of CHF 20.21, as approved by the Board of Directors in January 2015. The final value of the share awards is solely dependent on the share price at the time of delivery. Share awards granted since January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. A total of 7,583 employees were granted share awards for 2014.
Performance share awards
Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to explicit performance-based malus provisions. For employees in the business divisions, the malus provision applies in the event of a divisional loss or a negative strategic return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in Shared Services, the negative adjustment only applies in the event of a negative strategic ROE of the Group, and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted. Performance share awards for 2013 were based on underlying ROE, while performance share awards for 2014 were based on strategic ROE, in line with the change in the Group’s reporting structure.
> Refer to “Core results” in the II – Operating and financial review for a summary of strategic results.
The amount of the potential negative adjustment for a loss at the divisional level, which is applicable to all outstanding performance share awards (including the short term incentive, STI) awards of Executive Board members who lead business divisions), is shown in the following table.
Potential downward adjustments of performance share and STI awards
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15%)
(2.00)	(30%)
(3.00)	(45%)
(4.00)	(60%)
(5.00)	(75%)
(6.00)	(90%)
(6.67)	(100%)
As in the case of share awards, performance share awards granted since January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. A total of 1,752 employees were granted performance share awards for 2014. Managing directors and almost all employees classified as MRTC received at least 50% of their deferred variable compensation in the form of performance share awards.
Contingent Capital Awards (CCA)
CCA are a form of deferred award that have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market, such as the high-trigger contingent capital instruments referred to as contingent convertible instruments. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents; for CCAs granted in January 2015 interest rate equivalents are paid until settlement at a rate of 4.85% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) for Swiss franc-denominated awards or 5.75% per annum over the six-month US dollar LIBOR for US dollar-denominated awards. This rate was set in line with market conditions at the time of grant and with existing high-trigger and low-trigger contingent capital instruments that the Group has issued. CCA are not traded in the debt markets. Employees who were awarded compensation in Swiss francs could elect to receive CCA denominated in Swiss francs or US dollars, and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from grant. However, because CCA qualify as additional tier 1 capital of the Group, the timing and form of distribution upon settlement is subject to approval by FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the >>>fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee.
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written-down to zero and canceled if any of the following trigger events were to occur:
– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
These terms are similar to those of the outstanding tier 1 high-trigger capital instruments that the Group has issued since 2011. However, unlike the Group’s outstanding tier 1 high-trigger instruments, the CCA would not convert into common equity, but would be written down to zero upon a trigger event.
The Group intends in future years to continue to grant CCA as one of its annual deferred variable compensation awards. CCA will be utilized to align compensation with the maintenance of strong capital ratios, provide additional tier 1 capital, and reduce dilution to existing share capital that would otherwise be incurred with the issuance of share-based deferred compensation awards.
The total CCA awarded had a fair value of CHF 360 million and a total of 5,891 employees received CCA for 2014.

Other awards
The Group may employ other compensation plans or programs to facilitate competitive hiring practices and to support the retention of talent. These variations from the standard approach apply to a small population of employees where specific circumstances justify special compensation arrangements. For 2014, this applied to approximately 295 employees. These variations from the standard approach must be approved by the Compensation Committee.
The Group also pays commissions to employees operating in specific areas of the business, in line with market practice. These commissions are calculated based on formulas, and are reviewed regularly to ensure that they remain at competitive levels.
Limitations on share-based awards
The Group prohibits employees from entering into transactions to hedge the value of outstanding share-based awards. Employee pledging of unvested share-based awards is also prohibited, except with the express approval of the Compensation Committee. The Group applies minimum share ownership requirements, inclusive of unvested awards, for members of the divisional and regional management committees, as follows:
– Executives responsible for Private Banking & Wealth Management and Investment Banking: 50,000 shares; and
– Executives responsible for Shared Services functions: 20,000 shares.
> Refer to “Minimum share ownership requirements” in Executive Board Compensation for further information on minimum share ownership requirements for Executive Board members.
Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2014 and 2013.
Total compensation awarded
For	2014				2013
	Unrestricted		Deferred	Total	Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,417		89	5,506	5,525		–	5,525
Social security	793		–	793	778		–	778
Other	657	[1]	–	657	800	[1]	–	800
Total fixed compensation	6,867		89	6,956	7,103		–	7,103
Variable incentive compensation (CHF million)
Unrestricted cash	1,653		–	1,653	1,570		–	1,570
Share awards	36		642	678	18		827	845
Performance share awards	–		529	529	–		663	663
Contingent Capital Awards	–		360	360	–		391	391
Other cash awards	–		54	54	–		142	142
Total variable incentive compensation	1,689		1,585	3,274	1,588		2,023	3,611
Other variable compensation (CHF million)
Cash severance awards	176		–	176	150		–	150
Sign-on awards	13		58	71	18		62	80
Cash-based commissions	220		–	220	198		–	198
Total other variable compensation	409		58	467	366		62	428
Total compensation awarded (CHF million)
Total compensation awarded	8,965		1,732	10,697	9,057		2,085	11,142
of which guaranteed bonuses [2]	–		–	51	–		–	55
1 Includes pension and other post-retirement expense of CHF 361 million and CHF 490 million in 2014 and 2013, respectively.
2 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.
Total compensation awarded for 2014 was CHF 10.7 billion, down 4% compared to 2013, with reductions in fixed compensation and share awards. Total variable incentive compensation awarded for 2014 was CHF 3.3 billion, down 9% compared to 2013. Of the total variable incentive compensation awarded across the Group for 2014, 48% was deferred and subject to certain conditions including future service, performance, market and malus criteria.
Cash severance awards relating to terminations of employment of CHF 189 million and CHF 263 million were paid in 2014 and 2013 to 1,552 and 2,189 employees, respectively. Sign-on awards of CHF 13 million and CHF 18 million were paid to 102 and 83 employees in 2014 and 2013, respectively.

Number of employees awarded variable and other compensation
	MRTC	[1]	Other employees	2014 Total		MRTC	[1]	Other employees	2013 Total
Number of employees awarded variable compensation
Variable compensation	801		41,008	41,809		503		41,220	41,723
of which unrestricted cash	801		41,008	41,809		503		41,220	41,723
of which share awards	789		6,794	7,583		486		7,077	7,563
of which performance share awards	764		988	1,752		461		1,230	1,691
of which Contingent Capital Awards	767		5,124	5,891		470		5,209	5,679
or which other cash awards	63		230	293		62		283	345
Number of employees awarded other variable compensation
Cash severance awards	6		1,546	1,552	[2]	3		2,186	2,189	[2]
Sign-on awards	13		203	216		6		166	172
Cash-based commissions	–		357	357		0		369	369
Guaranteed bonuses	9		129	138		9		132	141
1
Excludes individuals who may have been classified as MRTC according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in Investment Banking and branch managers of the US Wealth Management Clients business within the Private Banking & Wealth Management division, who were classified as Covered Employees by the US Federal Reserve, and PRA Code Staff.

2 Includes employees who received cash severance awards for termination of employment as of December 31, 2014 and 2013.
Compensation awarded to Material Risk Takers and Controllers
The 801 employees classified as MRTC were awarded total compensation of CHF 1,644 million for 2014 and total variable compensation of CHF 1,134 million for 2014, of which CHF 943 million, or 83%, was deferred. MRTC received 50% of their deferred compensation for 2014 in the form of performance share awards or other awards which are subject to performance-based malus provisions. The number of employees classified as MRTC in 2014 increased compared to 2013, primarily as a result of all UK managing directors being classified as “PRA Code Staff”.
Compensation awarded to Material Risk Takers and Controllers
For	Unrestricted	Deferred	2014 Total	Unrestricted	Deferred	2013 Total
Fixed compensation (CHF million)
Total fixed compensation	492	–	492	247	–	247
Variable incentive compensation (CHF million)
Unrestricted cash	191	–	191	138	–	138
Share awards	–	278	278	–	255	255
Performance share awards	–	426	426	–	407	407
Contingent Capital Awards	–	191	191	–	177	177
Other cash awards	–	48	48	–	125	125
Total variable incentive compensation	191	943	1,134	138	964	1,102
Other variable compensation (CHF million)
Cash severance awards	5	–	5	1	–	1
Sign-on awards	–	13	13	0	5	5
Cash-based commissions	–	–	–	0	–	0
Total other variable compensation	5	13	18	1	5	6
Total compensation (CHF million)
Total compensation	688	956	1,644	386	969	1,355
of which guaranteed bonuses [1]	2	5	7	3	11	14
1 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, fixed allowances, variable compensation, benefits and employer taxes on compensation. Variable compensation expense mainly reflects the unrestricted cash compensation for the current year, amortization of deferred compensation awards granted in prior years, and severance, sign-on and commission payments. Deferred variable compensation granted for the current year is expensed in future periods during which it is subject to future service, performance, malus criteria and other restrictive covenants.
In 2014, total compensation and benefits expenses were stable compared to 2013, as higher variable compensation expense, related to higher amortization expense from deferred compensation awards granted in prior years, was largely offset by lower salary expense, reflecting our cost efficiency initiatives.
Group compensation and benefits expense
in	2014						2013
December 31	Current compen- sation		Deferred compen- sation		Total		Current compen- sation		Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,417		18		5,435		5,525		–		5,525
Social security [1]	793		–		793		778		–		778
Other	657	[2]	–		657		800	[2]	–		800
Total fixed compensation expense	6,867		18		6,885		7,103		–		7,103
Variable incentive compensation expense (CHF million)
Unrestricted cash	1,653		–		1,653		1,570		–		1,570
Share awards	36		921	[3]	957		18		814	[3]	832
Performance share awards	–		611		611		–		590		590
Contigent Capital Awards	–		214		214		–		–		–
Capital Opportunity Facility Awards	–		13		13		–		–		–
Plus Bond awards	–		36		36		–		37		37
2011 Partner Asset Facility awards [4]	–		7		7		–		77		77
Adjustable Performance Plan share awards	–		–		–		–		31		31
Adjustable Performance Plan cash awards	–		–		–		–		4		4
Restricted Cash Awards	–		92		92		–		145		145
Scaled Incentive Share Units [5]	–		(3)		(3)		–		41		41
Incentive Share Units [5]	–		–		–		–		(3)		(3)
2008 Partner Asset Facility awards [4]	–		87		87		–		93		93
Other cash awards	–		404		404		–		434		434
Discontinued operations	–		(8)		(8)		(6)		(21)		(27)
Total variable incentive compensation expense	1,689		2,374		4,063		1,582		2,242		3,824
Other variable compensation expense (CHF million)
Severance payments	152		–		152		113		–		113
Sign-on payments	13		–		13		18		–		18
Commissions	221		–		221		198		–		198
Total other variable compensation expense	386		–		386		329		–		329
Total compensation expense (CHF million)
Total compensation expense	8,942		2,392		11,334	[6]	9,014		2,242		11,256	[6]
1 Represents the Group's portion of employees' mandatory social security.
2 Includes pension and other post-retirement expense of CHF 361 million and CHF 490 million in 2014 and 2013, respectively.
3 Includes CHF 19 million and CHF 23 million of compensation expense associated with other share awards granted in 2014 and 2013, respectively.
4 Includes the change in the underlying fair value of the indexed assets during the period.
5 Includes forfeitures.
6 Includes severance and other compensation expense relating to headcount reductions of CHF 275 million and CHF 216 million in 2014 and 2013, respectively.

Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2014 and prior years that were outstanding as of December 31, 2014, with comparative information for 2013. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
in	Deferred compensation			2014	Deferred compensation			2013
	For 2014	For prior-year awards		Total	For 2013	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	643	762	[1]	1,405	823	804	[1]	1,627
Performance share awards	533	231		764	660	221		881
Contingent Capital Awards	418	210		628	433	–		433
Capital Opportunity Facility awards	–	5		5	–	–		–
Plus Bond awards [2]	–	4		4	–	18		18
Adjustable Performance Plan share awards	–	–		–	–	11		11
Adjustable Performance Plan cash awards	–	–		–	–	13		13
Restricted Cash Awards	–	41		41	–	136		136
Other cash awards	55	166		221	136	111		247
Estimated unrecognized compensation expense	1,649	1,419		3,068	2,052	1,314		3,366
1
Includes CHF 39 million and CHF 39 million of estimated unrecognized compensation expense associated with other share awards granted to new employees in 2014 and 2013, respectively, not related to prior years.

2 Represents share awards reallocated to Plus Bond awards through the employee voluntary reallocation offer, with vesting in 2016, after consideration of estimated future forfeitures.
> Refer to “Discontinued compensation plans” for descriptions of the awards granted in years prior to 2014.
Impact of share-based compensation on shareholders’ equity
In general, the income statement expense recognition of share-based awards on a pre-tax basis has a neutral impact on shareholders’ equity because the reduction to shareholders’ equity from the expense recognition is offset by the obligation to deliver shares, which is recognized as an increase to equity by a corresponding amount. Shareholders’ equity includes, as additional paid-in capital, the tax benefits associated with the expensing and subsequent settlement of share-based awards.
Prior to 2011, the Group covered its share delivery obligations to employees primarily by purchasing shares in the market. When the Group purchases shares from the market to meet its share delivery obligations, these purchased shares reduce equity by the amount of the purchase price.
For the period 2011-2013, share delivery obligations were covered mainly through issuances of shares from conditional capital. In the second half of 2013, the Group resumed purchasing shares in the market to cover a portion of its share delivery obligations. In 2014, the majority of the Group’s share delivery obligations was covered through market purchases. Currently, the Group intends to cover the majority of its future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2014, there were 133.2 million share-based awards outstanding, including 77.1 million share awards, 48.2 million performance share awards, and 7.3 million Adjustable Performance Plan share awards. The remaining balance consisted of other awards relating to prior years that are no longer part of current compensation plans.
The number of shares issued as of the end of 2014 was 1,607 million. Additionally, the Group had 550 million shares available to support contingent capital instruments, including 499 million shares relating to high-trigger capital instruments already issued in the market that must convert into common equity pursuant to certain trigger events under their terms, including if the CET1 ratio falls below 7% or upon a non-viability event.
These instruments increase loss-absorbing regulatory capital without diluting shareholders’ equity at the time of their issuance. The number of outstanding share-based awards represented 6.2% of shares both issued and potentially issuable in respect of contingent capital instruments as of the end of 2014. The Group intends to continue to use CCA in future years as part of its compensation program, partly in lieu of share-based awards. The Group’s intention is to decrease the number of outstanding share-based awards to approximately 5% of shares issued and potentially issuable over the long term.

Subsequent activity
In early 2015, the Group granted approximately 37.2 million new share awards and 30.7 million new performance share awards with respect to performance in 2014. In lieu of granting additional share awards in 2015, the Group awarded CHF 360 million of deferred variable compensation in the form of CCA (equivalent to approximately 17.8 million share-based awards, had they been granted).
In the first half of 2015, the Group plans to settle 65.1 million deferred awards from prior years, including 35.8 million share awards, 22.5 million performance share awards, 6.8 million Adjustable Performance Plan share awards. The Group plans to meet this delivery obligation through market purchases and intends to use available conditional capital only to support the equity position of the Group in the event that the look-through CET1 ratio appears likely to fall short of the Basel III capital requirements as implemented by the “Swiss Too Big to Fail” legislation.
> Refer to “Regulatory capital and ratios – Group” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – BIS Capital Metrics for more information.
Value changes of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price, changes in the value of the Capital Opportunity Facility (COF), CCA and underlying Plus Bond assets or foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by malus provisions related to negative performance in the performance share awards, positive or negative performance for the Adjustable Performance Plan share awards or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Discontinued compensation plans” for further information on COF, CCA, Plus Bond and Adjustable Performance Plan awards.
The following table provides a comparison of the fair values of outstanding deferred compensation awards at the end of 2013 and 2014, respectively, indicating the value of changes due to implicit and explicit adjustments. For 2014, the change in fair value for all outstanding deferred compensation awards was primarily due to implicit adjustments driven by changes in the Group share price, foreign exchange rate movements and changes in the value of the COF and CCA during the period.
Fair value of outstanding deferred compensation awards
		Change in value
in / end	2013	Implicit	Explicit	2014
Share-based awards (CHF per unit)
Share awards granted for 2011 [1]	27.3	(2.2)	0.0	25.1
Share awards granted for 2012 [2]	27.3	(2.2)	0.0	25.1
Share awards granted for 2013 [3]	28.1	(3.0)	0.0	25.1
Performance share awards granted for 2011 [1]	27.3	(2.2)	0.0	25.1
Performance share awards granted for 2012 [2]	27.3	(2.2)	0.0	25.1
Performance share awards granted for 2013 [3]	28.1	(3.0)	0.0	25.1
Adjustable Performance Plan share awards	30.2	(2.2)	0.8	28.8
Cash-based awards (CHF per unit)
2008 Partner Asset Facility awards (PAF)	2.01	0.39	0.00	2.40
Adjustable Performance Plan cash awards granted for 2010	1.05	0.12	0.03	1.20
Plus Bond awards granted for 2012 [2]	1.02	0.40	0.00	1.42
Contingent Capital Award for 2013 [3]	1.00	0.11	0.00	1.11
Contingent Capital Award from converted PAF2 award	1.00	0.13	0.00	1.13
Capital Opportunity Facility from converted PAF2 award	1.00	0.16	0.00	1.16
1 Represents awards granted in January 2012 for 2011.
2 Represents awards granted in January 2013 for 2012.
3 Represents awards granted in January 2014 for 2013.

Executive Board compensation
Governance
Compensation payable to the Executive Board members, including the CEO, is approved by the Board, based on the recommendation of the Compensation Committee. The compensation of the Executive Board is approved annually at the AGM either as a maximum aggregate amount or as maximum partial amounts for the respective compensation components pursuant to the Compensation Ordinance. In determining its recommendation to the Board, the Compensation Committee assesses the performance of the Executive Board members, including the CEO, based on actual performance compared to pre-defined individual objectives and targets.
Basis of determining compensation for Executive Board members
For 2014, the Compensation Committee defined both individual target levels of incentive compensation, and individual caps, both expressed as a multiple of base salary, limiting the total amount of compensation that may be awarded. The Compensation Committee also established financial and non-financial performance criteria for each Executive Board member, including the CEO, which were published in the 2013 Annual Report – Compensation section.
In determining the compensation targets and caps, competitive market levels of compensation for each individual role, with reference to the relevant group of peers were taken into account. The market data on executive compensation levels was provided to the Compensation Committee by Johnson Associates, which was the compensation adviser at the time the 2014 targets and caps were set.
> Refer to “Competitive benchmarking” in Group compensation for a list of peer groups.
The criteria used to assess the individual performance of the Executive Board members consist of pre-defined objective financial measures consistent with the Group’s KPIs, as well as qualitative factors. The Compensation Committee has discretion to recommend to the Board that the incentive awards resulting from this performance assessment be adjusted by a factor of up to plus or minus 20%. The Board is committed to aligning incentive compensation with challenging performance criteria, and this element of flexibility enables the Board to determine the final individual awards after taking into account prevailing market conditions among other factors. This discretion is limited by the individual cap levels described above, and total Executive Board incentive compensation is also subject to the overall cap of 2.5% of Group strategic net income.
Performance evaluation for 2014
In January 2015, the Compensation Committee completed its performance evaluation for the 2014 financial year for the Group and the individual assessments of the Executive Board members. The Compensation Committee compared the outcome of the financial measurements to the pre-defined targets for 2014 as set out in the 2013 Compensation Report, excluding significant litigation provisions and settlements as approved by the Compensation Committee as well as fair value gains and losses from movements in own credit spreads, FVA and adjustments to risk-weighted assets due to methodology changes.
The CEO presented a qualitative assessment of the individual performance of each Executive Board member, which was then reviewed by the Compensation Committee. In the case of the CEO, the qualitative assessment was carried out by the Compensation Committee in consultation with the Chairman of the Board. The financial performance criteria for 2014 shown in the table below encompass the performance against profitability and cost targets, as well as progress towards the wind-down of non-strategic positions. The progress of the wind-down of non-strategic units was measured based on the achievement of reduction targets for risk-weighted assets and Swiss leverage exposure, as well as the attainment of non-strategic pre-tax income targets. The qualitative assessment took into account financial performance in areas that did not specifically form part of the previously defined quantitative financial targets, as well as non-financial elements of performance at the Group and divisional levels.
> Refer to II – Operating and financial review for a description of strategic and non-strategic results.

2014 performance against targets
Financial performance evaluation
At the Group level, the Compensation Committee noted the weakening of the profitability indicators in 2014, while the non-strategic results improved compared to the prior year. Reported core pre-tax income of CHF 3.2 billion in 2014 was down 8% compared to 2013, reflecting higher operating expenses which included the impact of the US cross-border settlement in May, partly offset by higher revenues. Excluding the impact from FVA, the Group’s strategic after-tax return on equity in 2014 was 12.4%, slightly below the target return of 12.5%, reflecting the Group’s focus on a strengthened capital base. Excluding the impact from FVA, the Group’s strategic cost/income ratio in 2014 was 72.1% compared to the target of 71.0%, reflecting lower net revenues. The Group made good progress in winding down its non-strategic positions in 2014, achieving a 35% reduction in risk-weighted assets and a 25% decrease in Swiss leverage exposure compared to the prior year, and slightly below the year-end blended reduction target of 35%. Despite these achievements, non-strategic operating results were also slightly below target, mainly due to additional litigation provisions.
In Private Banking & Wealth Management, the cost/income ratio for 2014, excluding the US cross-border settlement charge of CHF 1,618 million, was 69.7% compared to a target of 69.0%, reflecting lower revenues from lower performance fees and lower net interest income. Strategic pre-tax income improved by 3% compared to 2013, due to a 5% reduction in expenses driven by significant efficiency improvements that was partly offset by lower revenues. The non-strategic unit also made good progress during the year in comparison to the prior year, with risk-weighted assets reduced by 4% and Swiss leverage exposure reduced by 48%, exceeding the year-end blended reduction target of 35%, as well as on target non-strategic operating results.
In Investment Banking, the return on regulatory capital excluding FVA was 8.8% compared to a target of 11.3%, reflecting the continued impact from the non-strategic unit. In addition the Compensation Committee acknowledged the 17% return on regulatory capital delivered by the strategic businesses in 2014, which reflected improved capital efficiency and stable revenues of CHF 13.1 billion. The Investment Banking non-strategic unit made significant progress in winding-down capital positions when compared to the prior year, reducing risk-weighted assets by 51% and Swiss leverage exposure by 27%, exceeding the year-end blended reduction target of 35%. This measure was more than offset by the higher than expected loss in the non-strategic unit.
For the Shared Services functions, the Compensation Committee acknowledged the robust control environment combined with cost discipline and efficiency gains, while transitioning the business to new regulatory requirements, making significant progress on a number of major infrastructure projects. This was reflected in the achievement of lower total operating expenses when compared to the budgeted expenses for 2014, exceeding the target for the year.
> Refer to “Core results”, “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” in II – Operating and financial review for discussions of the individual line items.
Non-financial performance evaluation
In connection with the non-financial performance criteria, the Compensation Committee, in conjunction with evaluations provided by the CEO, assessed the business and infrastructure development in terms of strategy execution, performance of the businesses and regions and delivery of major projects.
In regards to the business and infrastructure related criteria, the Compensation Committee recognized the continued strong efforts to reshape the businesses in response to the evolving environment.
Within the Private Banking & Wealth Management division, special consideration was given to the launch of a number of growth initiatives such as the lending program for the ultra-high-net-worth-individuals client segment, where loan volumes grew 39% in 2014. In addition, the Private Banking & Wealth Management division had several new product initiatives and strategies in place to expand the business into growing regions in order to counter the impact of the negative interest rate environment. 2014 was a critical year for digital innovation for the division. The development of the Digital Private Banking is expected to streamline our existing infrastructure and to deliver a global, unified and cutting-edge digital private banking experience to our clients. The Private Banking & Wealth Management division saw net new assets grow 3.5% in 2014, making good progress towards the long-term target. The Compensation Committee acknowledged these achievements as well as the high return on regulatory capital of 29% achieved by the strategic business in 2014.
In the Investment Banking division, the Compensation Committee recognized the division’s stable revenues despite the challenging and volatile market environment. The division has seen a broad-based increase in client activity across many of the businesses and played key roles in landmark initial public offerings (IPOs), advancing to number four in global IPO rankings. The division has been recognized around the world with a number of additional important rankings and awards. Furthermore, the Compensation Committee assessed the progress achieved in terms of other performance criteria such as capital strength, human capital management, risk management and building a strong compliance culture. The Compensation Committee recognized the progress made towards achieving a more balanced allocation of capital between our Private Banking & Wealth Management and Investment Banking divisions in order to improve operating efficiency and drive returns. Both divisions progressed in the winding-down of the non-strategic operations and reducing their capital consumption. The Private Banking & Wealth Management division completed the sale of the domestic private banking business booked in Germany and the sale of the local affluent and upper affluent business in Italy, both notable milestones for the division. The Investment Banking division sold the commodities trading portfolio which is reducing capital consumption in the division and it is expected to continue to improve our capital efficiency as the sale is completed. On the Group level, strong consideration was given to reaching the Basel III look-through CET1 ratio of 10.1% by year-end 2014 given the increasingly stringent regulatory environment.
For the Shared Services functions, the Compensation Committee recognized the significant progress in the global legal entity restructuring project, substantial rationalization of IT applications which reduced levels of complexity and operational risk while aligning to business and regulatory needs, and the delivery of new platforms and system initiatives. In addition, the Compensation Committee acknowledged the ongoing strong focus on the Group’s human capital strategy, which resulted in considerable progress in the reduction of involuntary attrition and early tenure attrition. During the year, an increase in the female population across all corporate titles was also achieved and continued progress made in internal hiring in line with our ‘grow your own’ strategy, which helped foster internal career development.
With respect to internal control, compliance and risk management considerations, the Compensation Committee was provided with input from the Audit and Risk Committees. The Compensation Committee acknowledged the good efforts made throughout the Group to improve the internal control environment through various measures, including compliance training, raising awareness about business conduct behaviors, improved risk management practices and the implementation of an enhanced operational risk framework.

In terms of operating efficiency, the Group achieved cost savings of CHF 3.5 billion as of year-end 2014, compared to the adjusted run rate cost base for the first half of 2011, measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses as well as variable compensation expenses. This cost efficiency program is expected to achieve the target of over CHF 4.5 billion cost savings by year-end 2015. Furthermore, an additional 3,200 deployments to the Centers of Excellence were completed during 2014 showing a continued strong momentum in building global talent and services.
2014 targets and caps for Executive Board members
	Target levels		Cap levels
	Range for Executive Board members	CEO	Range for Executive Board members	CEO
Multiples of base salaries
Short-term awards
Unrestricted cash	0.3 – 0.8	0.5	0.6 – 1.4	0.8
Short-term incentive award	0.5 – 1.3	0.8	0.9 – 2.1	1.2
Long-term incentive award	0.8 – 2.1	1.4	1.5 – 3.5	2.0
Executive Board compensation for 2014 (audited)
	Variable compensation						Fixed compensation
in	Unrestricted cash	Value of STI awards		Value of LTI awards	[1]	Total variable compen- sation	Salaries and fixed allowances	Dividend equivalents	[2]	Pension and similar benefits and other benefits	[3]	Total fixed compen- sation	Total compen- sation	[4]
2014 (CHF million, except where indicated)
11 members	7.94	13.98	[5]	17.18		39.10	19.45	2.98		2.53		24.96	64.06
% of total compensation	12%	22%		27%			30%
of which CEO: Brady W. Dougan	1.52	2.28		3.05		6.85	2.50	0.32		0.03		2.85	9.70
% of total compensation	16%	24%		31%			26%
1
The LTI awards are net of CHF 4.7 million as part of the voluntary downward adjustment to the Executive Board compensation awards for 2014 resulting from the final settlement of all US cross-border matters. These awards vest over a five-year period, payable on the third, fourth and fifth anniversaries of the grant date. The final value at settlement depends on the achievement of pre-defined performance criteria linked to the average relative total shareholder return and average strategic return on equity.

2
Share awards granted prior to January 1, 2014 carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years and were delivered in cash, consistent with dividends paid on actual shares.

3
Other benefits consist of housing allowances, expense allowances, child allowances and a carried interest award in certain alternative investment funds with a fair value at the time of grant of CHF 1.8 million awarded to Robert S. Shafir. The initial value of this award is determined by making assumptions about the return that will be realized on the funds over their lifetime of up to fifteen years. For the total compensation awarded to members of the Executive Board, the Group made payments of CHF 4.3 million in 2014 and CHF 4.7 million in 2013 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

4 Does not include CHF 8.6 million of charitable contributions made by the Group for the allocation of which the CEO and three other Executive Board members were able to make recommendations.
5
STI awards for 2014 comprise CHF 13.15 million performance shares as well as CHF 0.83 million granted as blocked shares and performance shares to the Executive Board members who were categorized as PRA Code Staff, including the Executive Board member who is no longer on the Executive Board. The applicable Group share price for all share awards was CHF 20.21.

Compensation decisions
Based on the evaluation of the Group, divisional and individual performance, the Board agreed with the Compensation Committee’s conclusion that overall, the Executive Board members had met their financial performance targets and significantly exceeded their non-financial targets for 2014. The Board approved the Compensation Committee’s recommendations on the amount of incentive compensation to be awarded, subject to an adjustment relating to the US cross-border settlement.
Due to the substantial impact of the US cross-border settlement, the Board and Executive Board agreed to a voluntary reduction to the amounts of compensation that would otherwise have been awarded for 2014. The total compensation for the Board was reduced by approximately 25% and the variable compensation for the Executive Board was reduced by the equivalent of 20% of the amount that would have otherwise been granted. This agreement reflects the view that the event should have consequences for the compensation of the Group’s top supervisory and management bodies, in order to accept the collective responsibility these bodies bear in safeguarding the long-term reputation and professional integrity of the Group’s business globally, regardless of which individuals serve as directors or officers within these bodies at any given time.
In line with this voluntary agreement, the Compensation Committee applied a reduction affecting the members that were part of the Executive Board at the time of the settlement. The total value of downward adjustment was CHF 9.0 million, equivalent to 20% of the amount that would have otherwise been granted to such members of the Executive Board as variable compensation for 2014. Of such amount, CHF 4.7 million was deducted from the amount that would have been awarded as LTI awards for 2014 and CHF 4.3 million was deducted from existing unvested LTI awards granted for 2013. The deduction was applied equally to the 2014 and 2013 LTI awards, except for the one Executive Board member who did not hold existing unvested LTI awards granted for 2013, in which case the entire 20% was deducted from the amount that would have otherwise been awarded as LTI awards for 2014.
Including the voluntary adjustment, the aggregate amount of variable incentive compensation proposed by the Board for approval by the shareholders at the AGM totaled CHF 39.1 million for 2014, 17% lower than the CHF 47.4 million awarded in 2013. Including the voluntary adjustment, which was applied to LTI awards granted for 2014, the proposed variable incentive compensation for the individual members of the Executive Board averaged 5.7% above the individual target amounts and 38% below the individual caps. The components of the awards granted are shown in the “Executive Board compensation for 2014” table.
>Refer to “Executive Board Compensation proposed for approval at the 2015 AGM” in Executive Board compensation for more information.
2014 performance against targets for CEO
2014 total compensation of the CEO and highest paid Executive Board member
In its recommendation to the Board regarding incentive compensation for the CEO Mr. Dougan, who was also the highest paid Executive Board member, the Compensation Committee, in consultation with the Chairman, considered the solid financial position of the Group in 2014. Excluding the impact from FVA, the Group achieved a strategic after-tax return on equity of 12.4% in 2014 with continued momentum on strategy execution despite the challenging and volatile market conditions faced by the divisions and increasingly stringent regulatory environment. Excluding the impact from FVA, the Group’s strategic cost/income ratio was 72.1% in 2014 compared to the target of 71.0%, reflecting lower net revenues. The Group made good progress in winding down its non-strategic positions in 2014, achieving a 35% reduction in risk-weighted assets and a 25% decrease in Swiss leverage exposure compared to the prior year, and slightly below the year-end blended reduction target of 35%. Despite these achievements, non-strategic operating results were also slightly below target, mainly due to additional litigation provisions. The Compensation Committee also considered the achievement of capital targets, in particular under Mr. Dougan’s leadership, the achievement of Basel III look-through CET1 ratio of 10.1% at year-end 2014, exceeding the 10.0% year-end target. Furthermore, the Group improved its look-through Swiss leverage ratio to 3.9% at year-end 2014 from 3.7% at year-end 2013, approaching the FINMA requirement of 4.1% applicable in 2019. The Compensation Committee also recognized the progress made towards achieving the Group’s challenging target of over CHF 4.5 billion in cost savings by year-end 2015. In terms of strategy execution, the Compensation Committee noted the growth and improvement of the strategic franchises with both divisions looking to innovative solutions for long-term sustainable business models. They also noted the strong emphasis on the reduction of risk-weighted assets and Swiss leverage exposure especially the divestitures and sales which were notable milestones helping the Group’s progress towards winding these businesses down. As a particular achievement in 2014, the Compensation Committee acknowledged Mr. Dougan’s strong leadership in managing the US cross-border settlement and its consequences. Given the strong performance of Mr. Dougan during 2014, the Board approved the recommendation of the Compensation Committee to award Mr. Dougan unrestricted cash of CHF 1.52 million, a STI award of CHF 2.28 million and a LTI award of CHF 3.05 million after the voluntary downward adjustment, representing, in aggregate, 101% of his target compensation set for 2014.
Executive Board compensation for 2013
	Variable compensation						Fixed compensation
in	Unrestricted cash	Value of STI awards		Value of LTI awards	[1]	Total variable compen- sation	Salaries and fixed allowances	Dividend equivalents	[2]	Pension and similar benefits and other benefits	[3]	Total fixed compen- sation	Total compen- sation	[4]
2013 (CHF million, except where indicated)
9 members	3.93	21.86	[5]	21.58		47.37	14.08	2.74		0.58		17.40	64.77
% of total compensation	6%	34%		33%			22%
of which CEO: Brady W. Dougan	0.69	2.77		3.46		6.92	2.50	0.36		0.01		2.87	9.79
% of total compensation	7%	28%		35%			26%
1
The LTI awards totaling CHF 21.58 million initally awarded does not reflect the voluntary downward adjustment of CHF 4.3 million to the Executive Board compensation resulting from the final settlement of all US cross-border matters, which is applied against LTI awards granted for 2013. These awards vest over a five year period, payable on the third, fourth and fifth anniversaries of the grant date. The final value at vesting depends on the achievement of pre-defined performance criteria linked to the average relative total shareholder return and average strategic return on equity.

2
Share awards granted prior to January 1, 2014 carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years and were delivered in a combination of cash and shares, consistent with dividends paid on actual shares.

3 Other benefits consist of housing allowances, expense allowances and child allowances.
4 Does not include CHF 4.8 million of charitable contributions made by the Group for the allocation of which the CEO and three other Executive Board members were able to make recommendations.
5
STI awards for 2013 comprise CHF 20.56 million performance shares as well as CHF 1.3 million granted as blocked shares and performance shares to the Executive Board members who were categorized as PRA Code Staff, including the Executive Board member who is no longer on the Executive Board. The applicable Group share price for all share awards was CHF 28.78.

Changes to the Executive Board composition in 2014
Joachim Oechslin became a member of the Executive Board effective January 1, 2014. James L. Amine and Timothy P. O’Hara became members of the Executive Board on October 1, 2014 at which time Eric Varvel ceased to be an Executive Board member. For the period of the year during which these four individuals were Executive Board members, compensation was determined and awarded in line with the Executive Board compensation structure described below. The compensation amounts attributable to the period of the year during which they were Executive Board members are included in the Executive Board Compensation for 2014 table above.
2014 compensation structure
The annual 2014 base salary was CHF 2.5 million for the CEO, CHF 1.5 million for Executive Board members based in Switzerland and USD 1.5 million for Executive Board members based in the US and the UK, which remained unchanged from the prior year.
For 2014, the incentive compensation granted to each Executive Board member prior to the LTI awards downward adjustment consisted of:
– 20% as unrestricted cash payment, except for PRA Code Staff, who received 10% in the form of unrestricted cash and 10% in the form of blocked share awards;
– 30% as STI awards in the form of a deferred performance share award with cliff vesting after three years; and
– 50% as LTI awards in the form of both shared-based awards and CCA in equal portions, with vesting on the third, fourth and fifth anniversaries of the grant date, subject to pre-defined performance conditions.
An overview of the vesting timeline for the Executive Board short-term and long-term award plans is shown in the chart “Key features of Executive Board compensation – 2014”. These awards are described in more detail below.
Three of the individuals who served on the Executive Board during part or all of 2014 qualified as PRA Code Staff for 2014. A portion of their compensation was awarded as a fixed allowance, which was taken into consideration when variable compensation was determined.

Types of awards
Unrestricted cash
Unrestricted cash awards are payable in cash after grant. The awards are intended to recognize the Executive Board members’ performance for the most recent prior year.
Short-term incentive (STI) award
STI awards are granted in the form of performance share awards, and are scheduled to cliff vest on the third anniversary of the grant date, subject to the same performance conditions as the performance share awards granted to managing directors and >>>MRTC. Performance share awards related to performance for years prior to 2014 are deferred ratably over three years with one third of the award vesting on each of the three anniversaries of the grant date.
>Refer to “Performance share awards” in Group compensation for performance-based adjustment criteria.
More specifically, for the heads of the divisions reporting a pre-tax loss, the full balance of their unvested STI awards are reduced by 15% per CHF 1 billion of loss and the calculation of the reduction is performed on a pro-rata basis, based on the actual loss amount. If the Group reports a negative strategic ROE, the full balance of their unvested STI awards are reduced by a percentage amount equal to the negative strategic ROE. In the case of both a negative strategic ROE and a divisional pre-tax loss, the negative adjustment applied will be equal to the larger figure of the negative strategic ROE or 15% per CHF 1 billion of pre-tax loss.
For the CEO and Executive Board members who lead a Shared Services function, the malus provision for negative performance will affect outstanding awards only if the Group has a negative strategic ROE.
> Refer to “Potential downward adjustments of performance shares and STI awards” in Group compensation for specific downward adjustments to be applied.
Long-term incentive (LTI) award
LTI awards are deferred over a period of five years and vest in three equal tranches, one on each of the third, fourth and fifth anniversaries of the grant date, subject to satisfying pre-defined performance vesting conditions. The amount due at vesting is determined based on the following performance criteria and conditions, which are measured on a tranche-by-tranche basis over the three calendar years preceding the year in which vesting occurs:
– Average of the Relative Total Shareholder Return (RTSR) achieved during each of the three years prior to vesting, calculated by reference to the average total shareholder return achieved by a group of peer firms, is the primary performance metric; and
– Average strategic ROE achieved during the three years prior to vesting compared to the strategic ROE targets set for the respective years acts as a further adjustment, increasing or decreasing the amount payable by up to 25%.
– The amount payable at vesting of each tranche is subject to an overall cap of 200% of the initial LTI award value for that tranche.

RTSR is the Group’s total shareholder return compared to the average total shareholder return of peers. Total shareholder return is equal to the appreciation or depreciation of a particular share, plus any dividends, over a given three-year period, expressed as a percentage of the share’s value at the beginning of the three-year measurement period. The peer group used for the RTSR calculation is the same group of twelve peer firms shown in the “2014 peer groups and performance criteria” table. The RTSR achievement level can increase or decrease the amount scheduled to vest on a sliding scale basis and is subject to a cap as follows:
– Achievement of average RTSR of 150% (where the Group RTSR is 50% greater than that of the peer group) or greater results in a maximum upward adjustment of 100% (cap) for such a tranche;
– Achievement of average RTSR of 100% (where the Group RTSR is the same as that of the peer group) results in an LTI payout that equals the grant value for such tranche (no upward or downward adjustment);
– Achievement of RTSR of 50% (where the Group RTSR falls 50% below that of the peer group) or below results in the total forfeiture of such tranche (downward adjustment of 100%); and
– Achievement of average RTSR between 50% and 150% of that of the peer group results in an upward or downward adjustment between negative 100% and positive 100%, applied on a sliding scale basis.
Following the RTSR calculation above, the amount payable is subject to a further upward or downward adjustment of up to 25%, depending on the average strategic ROE achieved during the three years prior to vesting compared to the pre-defined strategic ROE targets for the corresponding three-year period. The maximum upward adjustment of 25% applies if the average strategic ROE achieved is 200% of the target. The ROE adjustment, however, cannot increase the amount payable beyond the overall cap equal to 200% of the initial award.
For 2014, 50% of the LTI was structured as a share-based award. The initial number of shares is determined at the time of grant and is adjusted based on the RTSR and ROE over the three year period prior to vesting.
For 2014, 50% of the LTI was delivered as CCA. This element of the LTI has the same terms as CCA awarded to managing directors and directors, except for the vesting and performance metrics, which are the same as those applicable to share-based LTI awards described above. LTI awards granted as CCA entitle recipients to semi-annual cash payments of interest-equivalents until settlement, but would be written down to zero if the CCA trigger events described above occur. At the time of settlement, the Group, at its discretion, may deliver a contingent capital instrument or a cash payment based on the fair value of the CCA.
Malus and clawback provisions
All deferred compensation awards of Executive Board members are subject to the same malus provisions as all employees with deferred compensation as well as the additional malus provisions that apply to Covered Employees. Consistent with the newly issued PRA guidelines, all variable compensation granted to PRA Code Staff as of or after January 1, 2015 is also subject to clawback. In addition, there are performance-based malus provisions for the STI award and specific performance targets for the LTI award.
>Refer to “Malus provisions” and “Clawback provisions” in Group compensation for more information.
Other aspects of Executive Board compensation
Charitable contributions
Consistent with the prior three years, the Compensation Committee approved contributions which will benefit eligible registered charities. The total amount approved for charitable contributions was CHF 8.6 million for 2014. The CEO and three other members of the Executive Board during 2014 were able to make recommendations in respect of the allocation of the 2014 contributions to various specific charities.
Minimum share ownership requirements
The Group applies minimum share ownership requirements for members of the Executive Board as follows:
– CEO: 350,000 shares; and
– Other Executive Board members: 150,000 shares.
The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards. All affected executive employees are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of unvested share-based awards. Pledging of unvested deferred awards by Executive Board members is also not permitted unless expressly approved by the Compensation Committee.

Cash settlement of share awards
The terms of all past and future share-based awards granted to the Executive Board were amended in 2014 to enable election of settlement in cash or shares. The Executive Board members are permitted to elect, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population. This change does not affect deferred share-based awards to non-Executive Board members, which will continue to be settled in the form of Group shares.
Contract lengths, termination and change in control provisions
All members of the Executive Board have employment contracts with the Group which are valid until terminated. The notice period for termination of employment by either the Group or the respective Executive Board member is six months. In the event of termination, there are no contractual provisions that allow for the payment of severance awards to Executive Board members. Pre-defined conditions for all employees apply for the payment of outstanding deferred compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for other types of payments or benefits in connection with termination of employment that are not generally available to other employees of the Group.
In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Board upon recommendation of the Compensation Committee with the aim of maximizing shareholder value, subject to circumstances and prevailing market conditions. There are no provisions in the employment contracts of Executive Board members or any other pre-determined arrangements that require the payment of any type of extraordinary benefits, including special severance awards, in the case of a change in control.
Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees or other forms of compensation were paid to former members of the Executive Board who no longer provided services to the Group during 2014.
Executive Board shareholdings and loans
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest, as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2014.
The value of share-based compensation awards granted to Executive Board members in prior years varies depending on the Group share price and other factors influencing the fair value of the award. The cumulative value of these unvested share-based awards as of December 31, 2014 was on average 1% lower than at the grant date value of the awards.
As of December 31, 2014, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years were the 2008 Partner Asset Facility, the Plus Bond awards, the COF, CCA and the 2012 and 2013 LTI awards. The cumulative value of such cash-based awards at their grant dates was CHF 62 million compared to CHF 70 million as of December 31, 2014.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested SISUs	Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)
December 31, 2014
Brady W. Dougan	641,334		326,139	967,473	–	8,074,202	8,179,566
James L. Amine	79,131		522,755	601,886	–	13,505,094	13,110,695
Gaël de Boissard	249,617		506,289	755,906	–	13,485,853	12,697,728
Romeo Cerutti	96,887		169,842	266,729	–	4,158,932	4,259,637
David R. Mathers	32,146		287,055	319,201	–	7,031,063	7,199,339
Hans-Ulrich Meister	318,484		321,385	639,869	–	7,948,267	8,060,336
Joachim Oechslin	–		64,060	64,060	–	1,595,094	1,606,625
Timothy P. O’Hara	–		664,016	664,016	–	17,154,283	16,653,521
Robert S. Shafir	617,053		386,794	1,003,847	–	9,439,287	9,700,794
Pamela A. Thomas-Graham	–		158,139	158,139	–	3,857,930	3,966,126
Total	2,034,652		3,406,474	5,441,126	–	86,250,005	85,434,367
December 31, 2013
Brady W. Dougan	1,221,334		416,540	1,637,874	38,051	12,176,651	12,396,697
Gaël de Boissard	107,329		536,014	643,343	31,283	16,187,272	15,470,189
Romeo Cerutti	136,344		231,491	367,835	11,636	6,128,891	6,630,073
Tobias Guldimann	–		258,127	258,127	14,545	6,907,523	7,435,765
David R. Mathers	17,469		387,642	405,111	7,565	9,422,493	10,777,295
Hans-Ulrich Meister	189,478		417,112	606,590	23,273	11,248,886	12,009,299
Robert S. Shafir	617,053		532,112	1,149,165	31,160	14,344,561	15,360,428
Pamela A. Thomas-Graham	–		216,875	216,875	7,191	5,461,314	6,110,280
Eric M. Varvel	–		286,098	286,098	27,735	9,597,358	8,558,226
Total	2,289,007		3,282,011	5,571,018	192,439	91,474,949	94,748,252
1 Includes shares that were initially granted as deferred compensation and have vested.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2014, 2013 and 2012, outstanding loans to Executive Board members amounted to CHF 5 million, CHF 10 million and CHF 8 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2014 was four and three, respectively, and the highest loan outstanding was CHF 3  million to Joachim Oechslin.
All mortgage loans to Executive Board members are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to Executive Board members as for other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features.
> Refer to “Banking relationships and related party transactions” in Corporate Governance for further information.
2015 targets, caps and performance criteria
The targets, caps and performance criteria to be applied in 2015 are based on the framework and approach used for the 2014 performance year.
Similar to 2014, the performance criteria for 2015 encompass the achievement of profitability and cost targets, as well as progress towards the wind-down of the non-strategic operations in light of the current operating environment. The progress of the wind-down of the non-strategic operations will be measured based on the achievement of reduction targets for risk-weighted assets and leverage exposure and the attainment of pre-tax income targets. The Compensation Committee will also evaluate measures relating to the execution of the Group’s strategy, development of the businesses, delivery of major infrastructure projects and other specific performance measures for each individual.

The target levels of compensation and the specific levels for each metric at which target levels of compensation are achieved will be determined based on the 2015 financial plan of the Group approved by the Board. The 2015 financial plan specifies performance targets and metrics for floor, target and cap performance levels. These factors will form the basis for the Compensation Committee’s evaluation of 2015 performance against targets and its proposal of 2015 Executive Board variable compensation. The overall cap on total Executive Board incentive compensation for 2015 will be 2.5% of strategic Group net income. The individual variable compensation caps have been either maintained or reduced as multiples of base salaries for 2015, with cash awards ranging from 0.4 to 1.3 times salary, STI awards ranging from 0.6 to 1.9 times base salary and LTI awards ranging from 1.0 to 3.2 times base salary. The variable compensation caps as multiples of base salary for the CEO remain unchanged compared to 2014. For 2013 and 2014, the Compensation Committee had in its recommendations to the Board the explicit discretion to adjust incentive awards resulting from the performance assessment against financial and non-financial targets by a factor of plus or minus 20%. This discretion was not used in the context of the Executive Board compensation for 2014 and the Compensation Committee and the Board decided not to apply this explicit 20% discretion going forward.
Executive Board compensation proposed for approval at the 2015 AGM
Pursuant to the Compensation Ordinance and the AoA, the AGM approves on an annual basis the compensation of the Executive Board, based on a proposal by the Board. The Board may propose that a maximum aggregate amount or maximum partial amounts of compensation components for the Executive Board be approved at the AGM in advance or retroactively for the defined period described in the proposal. Accordingly, the Board will submit the following proposals to the shareholders at the 2015 ordinary AGM:
Approval of the Executive Board aggregate variable compensation for the 2014 financial year
The Board proposes that the shareholders approve an aggregate amount of variable compensation to be awarded to members of the Executive Board for the financial year 2014 of CHF 39.1 million. The total amount is comprised of unrestricted cash and deferred STI and LTI awards and reflects the performance achieved for 2014, as specified in the sections “Performance evaluation for 2014”, “2014 Performance against target”, “Executive Board compensation for 2014”, and “2014 performance against targets for CEO”. The proposed amount excludes any legally required employer contributions to social security systems.
Approval of the Executive Board aggregate fixed compensation for the period from the 2015 AGM to the 2016 AGM
The Board proposes to approve an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2015 AGM to the 2016 AGM of no more than CHF 32 million. The total amount of fixed compensation is comprised of base salaries, fixed allowances for members of the Executive Board qualifying as “PRA Code Staff”, dividend equivalents (payable for unvested deferred share awards granted before 2014 only), and pension and similar benefits. The proposed amount excludes any legally required employer contributions to social security systems.
2015 compensation structure
The proposed annual base salary included in the AGM vote on fixed compensation for the Executive Board will be CHF 3.0 million for the CEO, CHF 2.0 million for the Executive Board members based in Switzerland and USD 2.0 million for Executive Board members based in the US and the UK. As of December 31, 2014, two of the Executive Board members qualified as “PRA Code Staff” for 2015 and will therefore receive a portion of the compensation as a fixed allowance of CHF 5.8 million in total.
For the 2015 compensation structure, a slight amendment will be made in comparison to the structure applicable for 2014 compensation. The STI awards will be delivered in the form of CCA instead of performance share awards, and the LTI awards will be delivered in shares only, rather than a combination of shares and CCA. Accordingly, the variable compensation for each Executive Board member for 2015 will consist of:
– 20% as unrestricted cash payment, except for “PRA Code Staff”, who will receive 10% in the form of unrestricted cash and 10% in the form of blocked share awards;
– 30% as STI awards in the form of CCA with cliff vesting on the third anniversary of the grant date; and
– 50% as LTI awards in the form of share awards with vesting on the third, fourth and fifth anniversaries of the grant date, subject to pre-defined performance vesting conditions.

Board of Directors compensation
Governance
The governance of the compensation to members of the Board is set forth in the AoA and in the OGR. The annual compensation paid to members of the Board, including the Chairman, is approved by the Board, based on the recommendation of the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. For the first time at the AGM 2015, the total aggregate amount of Board compensation is subject to approval by the shareholders pursuant to the Compensation Ordinance. In the case of the Chairman’s compensation and the additional fees for the committee chairmen, the Board member concerned does not participate in the recommendation involving his or her own compensation.
Changes to the Board composition in 2014
At the 2014 AGM, Peter Brabeck-Letmathe and Walter B. Kielholz stepped down from the Board and Severin Schwan and Sebastian Thrun were elected as new members of the Board.
Basis of determining compensation for the Board
Board members are compensated on the basis of fees, which reflect the respective Board member’s role, time commitment and scope of responsibility on the Board. The fee amounts are set at levels to attract and retain highly qualified and experienced individuals and take into consideration levels at comparable leading Swiss companies. During 2014, the Board adopted a revised fee structure for members of the Board. Key changes include the harmonization of the base board fees, a more granular fee structure for committee participation and fixed chair fees for the Chairman and the three committee chairmen, which reflects the greater responsibility and considerable time dedicated to fulfilling these leadership roles. Except for the full-time Chairman, all members of the Board receive an annual base board fee of CHF 250,000. Board members also receive annual committee fees for each committee membership as shown in the table below.
Fees paid to Board members are in the form of cash and Group shares, which are blocked for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders.
Membership fees
Membership	Annual fee (in CHF)
Board of Directors – base fee	250,000
Audit Committee	150,000
Chairman's and Governance Committee	100,000
Compensation Committee	100,000
Risk Committee	100,000
Compensation of the Chairman
The Chairman is paid an annual base board fee in cash (12 monthly payments) plus a chair fee in Group shares. For 2014, the base board fee of the Chairman was CHF 2.5 million and the chair fee was CHF 1.0 million. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging with the CEO and senior management and with stakeholders. The Chairman coordinates the Board’s activities, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the shareholder meetings and takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, and other stakeholders. Moreover, he is a member of several industry associations on behalf of the Group. He is a member of the board of directors of the Institute of International Finance and chairs the Institute’s Special Committee on Effective Regulation. Until the end of 2014, the Chairman was also a member of the group of experts on the further development of the financial market strategy appointed by the Swiss Federal Council.
Compensation of the Lead Independent Director and the Vice-Chairs
Noreen Doyle, as Lead Independent Director and Vice-Chair, and Richard E. Thornburgh as Vice-Chair do not receive additional compensation for these roles. Both individuals are members of the Chairman’s and Governance Committee, however, for which they receive an annual committee fee of CHF 100,000.

Compensation of the committee chairmen
Jean Lanier, Richard E. Thornburgh and John Tiner, each in the role of committee chairman of the Compensation, Risk and Audit Committees, respectively, receive chair fees, reflecting the greater responsibility and time commitment required to perform the role of a committee chairman, which is considered to be a significant part-time role. For 2014, the chair fee was CHF 200,000 for the chairman of the Compensation Committee and CHF 800,000 each for the chairmen of the Risk and Audit Committees. These fees are fixed in advance and are not linked to the Group’s financial performance. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees consider the engagement of the three committee chairmen throughout the year with global regulators, shareholders, the business divisions and Shared Services functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee chairmen, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee chairman and large shareholders and shareholder groups, as well as with regulators. The Audit Committee chair fee also considers the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings (e.g. 18 meetings and calls held during 2014) and the Audit Committee chairman’s supervisory role over the Internal Audit function. The Head of Internal Audit has a direct reporting line to the Audit Committee chairman and is required to deliver regular reports to the Audit Committee. The chairman of the Risk Committee is in regular contact with the Group chief risk officer and the senior management in the risk management function. Moreover, the Risk Committee chair fee also considers the additional role Mr. Thornburgh assumes as board member and Risk Committee chairman of the Group’s UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited. Whereas other non-executive directors of these UK entities receive directors fees for their board and committee roles, Mr. Thornburgh does not receive separate fees for this additional role.
> Refer to “Members of the Board and Board committees” in Corporate Governance – Board of Directors for further information.
2014 adjusted compensation for the Board
In proposing the 2014 compensation for the Board, the Compensation Committee considered the final settlement regarding all outstanding US cross-border matters. The Compensation Committee agreed that this event should have consequences for the compensation of the Board, in order to reflect the responsibility it bears in safeguarding the long term reputation and professional integrity of the Group’s businesses globally, regardless of which individuals serve as directors at any given time. The Compensation Committee therefore recommended reductions to the compensation awarded to the Board. The Board approved a 50% reduction in their share-based compensation for 2014, which is approximately 25% of total Board compensation. For the Chairman, the 50% reduction was applied against the chair fee, which was reduced to CHF 1 million.
>Refer to “Compensation decisions” in Executive Board compensation for more information.
Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2014.

Board compensation for 2014 (audited)
in	Base board fee	Committee fee	Chair fees	Voluntary adjustment	[1]	Total compen- sation	[2]	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]
2014 (CHF)
Urs Rohner, Chairman [4]	2,500,000	–	2,000,000	(1,000,000)		3,629,856		2,629,856	72%	1,000,000	28%	49,481
Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–	(62,500)		187,500		125,000	67%	62,500	33%	2,510
Iris Bohnet [5,6]	250,000	100,000	–	(87,500)		267,500		180,000	67%	87,500	33%	3,513
Noreen Doyle [7]	250,000	250,000	280,000	(195,000)		585,000		460,000	79%	125,000	21%	5,019
Jean-Daniel Gerber [5]	250,000	150,000	–	(100,000)		300,000		200,000	67%	100,000	33%	4,015
Andreas N. Koopmann [5]	250,000	200,000	–	(112,500)		337,500		225,000	67%	112,500	33%	4,517
Jean Lanier, Chairman of the Compensation Committee [8]	250,000	350,000	200,000	(200,000)		600,000		400,000	67%	200,000	33%	7,239
Kai S. Nargolwala [5]	250,000	200,000	–	(112,500)		337,500		225,000	67%	112,500	33%	4,517
Anton van Rossum [5]	250,000	100,000	–	(87,500)		262,500		175,000	67%	87,500	33%	3,513
Severin Schwan [5]	250,000	100,000	–	(87,500)		262,500		175,000	67%	87,500	33%	3,513
Richard E. Thornburgh, Chairman of the Risk Committee [8]	250,000	350,000	800,000	(350,000)		1,050,000		700,000	67%	350,000	33%	14,661
Sebastian Thrun [5]	250,000	100,000	–	(87,500)		262,500		175,000	67%	87,500	33%	3,513
John Tiner, Chairman of the Audit Committee [8]	250,000	350,000	800,000	(350,000)		1,050,000		700,000	67%	350,000	33%	14,534
Total	5,500,000	2,250,000	4,080,000	(2,832,500)		9,132,356		6,369,856	70%	2,762,500	30%	120,545
1
The voluntary adjustment reflects a 50% reduction in the share portion of each Board member's fees, which was decided by the Board on August 22, 2014, following the final settlement of all US cross-border matters in May 2014. Board fees would normally be awarded as 50% cash and 50% shares, with the exception of the Chairman and Noreen Doyle.

2
For the total compensation awarded to members of the Board, the Group made payments of CHF 0.6 million in 2014 and CHF 0.7 million in 2013 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period.
4
The chair fee of the Chairman is set at CHF 2.0 million to be awarded as 100% Group shares. For 2014, after applying the voluntary adjustment, the Chairman was paid a chair fee of CHF 1.0 million in Group shares. The applicable Group share price for the chair fee was CHF 20.21. The total compensation of the Chairman includes benefits received in 2014 of CHF 129,856, which included pension benefits, lump sum expenses and child and health care allowances.

5
Except for the Chairman, members of the Board are awarded an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from May 9, 2014 to April 23, 2015. For 2014, after applying the voluntary adjustment, these total combined fees were paid in cash (67%) and Group shares (33%). The applicable Group share price was CHF 24.91.

6 The total compensation of Iris Bohnet includes a payment of CHF 5,000 in 2014 for a speaking engagement at a Credit Suisse sponsored event.
7
In addition to the base board and committee fees, which were awarded as 50% cash and 50% Group shares, the chair fee of GBP 200,000 (CHF 280,000) was awarded in cash to Noreen Doyle as a non-executive director and chair of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited. For 2014, after applying the voluntary adjustment, there was a 50% reduction of the share portion of her Group board fees and a 25% reduction of her UK board chair fee in cash. Noreen Doyle received a chair fee of GBP 150,000 (CHF 210,000).

8
In addition to the base board and committee fees, the three committee chairmen are each awarded a chair fee. The chair fee is awarded as 50% cash and 50% Group shares. For 2014, after applying the voluntary adjustment, the committee chairmen are paid their respective chair fees in cash (67%) and Group shares (33%). The applicable Group share price for the chair fees was CHF 20.21.

Board compensation for 2013
in	Base board fee	Committee fee	Additional fees	[1]	Other compen- sation categories	[2]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]
2013 (CHF)
Urs Rohner, Chairman [4]	2,500,000	–	2,250,000		153,260		4,903,260	3,778,260	77%	1,125,000	23%	39,090
Peter Brabeck-Letmathe, Vice-Chairman [5]	400,000	–	–		–		400,000	200,000	50%	200,000	50%	7,455
Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	4,659
Iris Bohnet [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Noreen Doyle [5]	250,000	100,000	294,000		–		644,000	469,000	73%	175,000	27%	6,523
Jean-Daniel Gerber [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	7,455
Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Andreas N. Koopmann [5]	250,000	200,000	–		–		450,000	225,000	50%	225,000	50%	8,387
Jean Lanier, Chairman of the Compensation Committee [4]	400,000	–	400,000		–		800,000	600,000	75%	200,000	25%	6,950
Kai S. Nargolwala [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
John Tiner, Chairman of the Audit Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
Total	6,100,000	850,000	4,944,000		153,260		12,047,260	8,097,260	67%	3,950,000	33%	141,359
1
Includes the additional fees for the full-time Chairman and the three committee chairmen as well as the additional fees of CHF 294,000 (GBP 200,000) paid to Noreen Doyle in 2013 as a non-executive director and chair of the boards of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited. The additional fees of CHF 400,000 were awarded to Jean Lanier as Chairman of the Compensation Committee in 2013, a role to which he was appointed as of the 2013 AGM on April 26, 2013.

2 Other compensation for the Chairman included pension benefits, lump sum expenses and child and health care allowances.
3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period.
4
The Chairman and the three committee chairmen received an annual base board fee paid in cash. They also received additional fees paid in cash and/or shares as determined by the Board in the course of the regular compensation process. The additional fees paid to the three committee chairmen covered their regular memberships in other committees that they do not chair. The additional fees awarded to these four individuals for 2013 were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 28.78.

5
Except for the Chairman and the three committee chairmen, members of the Board were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 26, 2013 to May 9, 2014. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for each of the Risk and Compensation Committees. For 2013, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2013 AGM was CHF 26.83.

Board compensation proposed for approval at the 2015 AGM
Pursuant to the Compensation Ordinance and the Group’s Articles of Association, the AGM approves on an annual basis the compensation of the Board in advance as a maximum amount for the period until the next ordinary AGM. Accordingly, the Board will submit the following proposal to the shareholders at the 2015 ordinary AGM:
Approval of the compensation of the Board for the period from 2015 AGM to 2016 AGM
The Board proposes to approve an aggregate amount of compensation to be paid to members of the Board for the 12 month period from the 2015 AGM to the 2016 AGM of no more than CHF 12 million. The total amount is comprised of base board fees, committee fees, chair fees and (if applicable) pension benefits and other benefits as specified in the section “Board of Directors Compensation”. The proposed amount excludes any legally required employer contributions to social security systems.

Board shareholdings and loans
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2014, there were no Board members with outstanding options.
Board shareholdings by individual
in	2014	2013
December 31 (shares) [1]
Urs Rohner	229,492	230,402
Jassim Bin Hamad J.J. Al Thani	19,763	17,918
Iris Bohnet	18,243	15,464
Noreen Doyle	52,984	49,014
Jean-Daniel Gerber	21,550	17,701
Andreas N. Koopmann	46,859	42,569
Jean Lanier	56,665	44,951
Kai S. Nargolwala	176,974	114,666
Anton van Rossum	59,081	56,464
Severin Schwan	25,155	–
Richard E. Thornburgh	184,668	212,530
Sebastian Thrun	2,779	–
John Tiner	70,482	48,471
Total	964,695	850,150	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Excludes 144,186 shares and 316,675 shares held by Peter Brabeck-Letmathe and Walter B. Kielholz, respectively, who stepped down from the Board as of May 9, 2014.
Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2014, 2013 and 2012, outstanding loans to Board members amounted to CHF 16 million, CHF 55 million and CHF 41 million, respectively.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Board members who were previously employees of the Group may still have outstanding loans, which were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2014, 2013 and 2012, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships and related party transactions” in Corporate Governance for further information.
Board loans by individual (audited for 2014)
in	2014	2013
December 31 (CHF)
Urs Rohner	5,097,475	4,968,270
Andreas N. Koopmann	4,885,919	4,933,650
Richard E. Thornburgh	6,223,479	222,756
Total [1]	16,206,873	10,124,676	[2]
1 Includes loans to immediate family members.
2 Excludes loans of CHF 40,631,650 and CHF 4,000,000 held by Peter Brabeck-Letmathe and Walter B. Kielholz, respectively, who stepped down from the Board as of May 9, 2014.

Discontinued compensation plans
The Group has discontinued compensation instruments with leverage components. A summary of the principal forms of awards granted in prior years, which have since been discontinued but are still outstanding, is shown in the following overview. For certain plans, the Group retains the right to settle the instruments in cash or in shares at its discretion.
Principal outstanding deferred variable compensation plans
Restricted Cash Awards
– Basis: cash-based;
– Vesting start: January 2013;
– Vesting end: January 2016;
– Applied to: performance in 2012, which included managing directors in Investment Banking;
– General award conditions: vesting ratably over three years and other restrictive covenants and provisions. Paid in the first quarter of 2013;
– Other award conditions or restrictions: subject to repayment in part or in full if a performance-based malus event occurs, such as voluntary termination or termination for cause during the vesting period;
– Program objective/rationale: promoting retention of senior management.
Plus Bond awards
– Basis: cash-based;
– Vesting start: 2012/January 2013;
– Vesting end: 2012/January 2016;
– Applied to: performance in 2012 for managing directors and directors in Investment Banking. Other managing directors and directors were allowed to reallocate a portion of the share awards into Plus Bond awards. Mandatory Plus Bond awards for managing directors and directors in the Investment Banking division were fully vested on grant, subject to cancellation in the event of a termination with cause or where settlement conditions are violated. Vesting in 2016 for employees who elected to reallocate a portion of their share awards to Plus Bond awards;
– General award conditions: awards are linked to the future performance of a portfolio or unrated and sub-investment grade asset-backed securities that are held in inventory by various trading desks in Investment Banking;
– Other award conditions or restrictions: Plus Bond award holders will receive semi-annual cash payments at the rate of >>>LIBOR plus 7.875% per annum. Holders of Plus Bond awards are subject to a non-compete/non-solicit provision;
– Program objective/rationale: providing employees with a fixed income strategy while transferring risk from the Group to employees thereby contributing to a reduction of >>>risk-weighted assets.
Capital Opportunity Facility (COF)
– Basis: cash-based;
– Vesting start: 94% vested at the time of conversion in February 2014;
– Vesting end: February 2016;
– Applied to: performance in 2011, as this was derived from the conversion of the 2011 Partner Asset Facility (PAF2);
– General award conditions: The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by the COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. COF awards were obtained in exchange for PAF2 awards. PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief up until December 2013. Due to regulatory changes, the capital relief was no longer available after December 31, 2013. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to either COF or CCAs, or a combination thereof;
– Other award conditions or restrictions: COF holders will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021;
– Program objective/rationale: providing employees with semi-annual fixed income distributions and a potential return on the reference assets at maturity while transferring risk from the Group to employees thereby contributing to risk reduction and capital efficiency.
Contingent Capital Awards (CCA) derived from PAF2
– Basis: cash-based;
– Vesting start: 94% vested at the time of conversion in February 2014;
– Vesting end: February 2016;
– Applied to: performance in 2011, as this was derived from the conversion of the 2011 Partner Asset Facility (PAF2);
– General award conditions: PAF2 awards participants electing to receive CCA in substitute receive similar terms to the instruments granted as part of the 2013 and 2014 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates (4.51% per annum over the six-month Swiss franc LIBOR or 5.07% per annum over the six-month US dollar LIBOR).

– Other award conditions or restrictions: Settlement is expected to occur in February 2016, subject to regulatory approvals. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written-down to zero and canceled if any of the following trigger events were to occur: CET1 falls below 7%; or FINMA determine cancellation of the award is necessary;
– Program objective/rationale: Utilized to align compensation with the maintenance of strong capital ratios, provide additional tier 1 capital, and reduce dilution to existing share capital that would otherwise be incurred with the issuance of share-based deferred compensation awards.
> Refer to “Contingent Capital Awards (CCA)” in Group compensation for further information.
Adjustable Performance Plan awards
– Basis: cash and share-based;
– Vesting start: January 2011;
– Vesting end: January 2014;
– Applied to: performance in 2010, which included the Executive Board, managing directors and directors;
– General award conditions: Adjustable Performance Plan awards link awards to future performance through positive and negative adjustments. Vesting ratably over a four-year period;
– Other award conditions or restrictions: for revenue-generating employees in the divisions, Adjustable Performance Plan awards are linked to the financial performance of the specific business areas in which the employees work and the Group reported ROE. For employees in Shared Services and other support functions and all Executive Board members, the awards are linked to the Group’s adjusted profit or loss and the Group reported ROE;
– Program objective/rationale: promoting retention of Executive Board members, managing directors and directors.
2008 Partner Asset Facility (PAF)
– Basis: cash-based;
– Vesting start: 2008, 66.7% vested upon grant;
– Vesting end: 33.3% vested in March 2009;
– Applied to: performance in 2008, which included all managing directors and directors in Investment Banking;
– General award conditions: the contractual term of a PAF award is eight years. PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool as of December 31, 2008, and those assets cannot be substituted throughout the contractual term of the award or until liquidated;
– Other award conditions or restrictions: PAF holders will receive a semi-annual cash interest payment of the LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. They will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool;
– Program objective/rationale: designed to incentivize senior managers in Investment Banking to effectively manage assets which were a direct result of risk taking in Investment Banking during this period. As a result of the PAF program, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for more information.

Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

Consolidated statements of operations
Consolidated statements of comprehensive income
Consolidated balance sheets
Consolidated balance sheets (continued)
Consolidated statements of changes in equity
Consolidated statements of changes in equity (continued)
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
Supplemental cash flow information
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments, significant shareholders and subsequent events
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
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Premises and equipment
20 Goodwill
21 Other intangible assets
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income and additional share information
26 Offsetting of financial assets and financial liabilities
27 Tax
28 Employee deferred compensation
29 Related parties
30 Pension and other post-retirement benefits
31 Derivatives and hedging activities
32 Guarantees and commitments
33 Transfers of financial assets and variable interest entities
34 Financial instruments
35 Assets pledged and collateral
36 Capital adequacy
37 Assets under management
38 Litigation
39 Significant subsidiaries and equity method investments
40 Subsidiary guarantee information
41 Credit Suisse Group parent company
42 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
43 Risk assessment

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2015 expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 20, 2015

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2014	2013	2012
Consolidated statements of operations (CHF million)
Interest and dividend income	6	19,061	19,556	22,090
Interest expense	6	(10,027)	(11,441)	(14,947)
Net interest income	6	9,034	8,115	7,143
Commissions and fees	7	13,051	13,226	12,724
Trading revenues	8	2,026	2,739	1,196
Other revenues	9	2,131	1,776	2,548
Net revenues		26,242	25,856	23,611
Provision for credit losses	10	186	167	170
Compensation and benefits	11	11,334	11,256	12,303
General and administrative expenses	12	9,534	8,599	7,246
Commission expenses		1,561	1,738	1,702
Total other operating expenses		11,095	10,337	8,948
Total operating expenses		22,429	21,593	21,251
Income from continuing operations before taxes		3,627	4,096	2,190
Income tax expense	27	1,405	1,276	465
Income from continuing operations		2,222	2,820	1,725
Income/(loss) from discontinued operations, net of tax	4	102	145	(40)
Net income		2,324	2,965	1,685
Net income attributable to noncontrolling interests		449	639	336
Net income/(loss) attributable to shareholders		1,875	2,326	1,349
of which from continuing operations		1,773	2,181	1,389
of which from discontinued operations		102	145	(40)
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	13	1.02	1.14	0.82
Basic earnings/(loss) per share from discontinued operations	13	0.06	0.08	(0.03)
Basic earnings per share	13	1.08	1.22	0.79
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	13	1.01	1.14	0.82
Diluted earnings/(loss) per share from discontinued operations	13	0.06	0.08	(0.03)
Diluted earnings per share	13	1.07	1.22	0.79
Consolidated statements of comprehensive income
in	2014	2013	2012
Comprehensive income (CHF million)
Net income	2,324	2,965	1,685
Gains/(losses) on cash flow hedges	(20)	18	37
Foreign currency translation	2,287	(1,021)	(1,114)
Unrealized gains/(losses) on securities	12	(32)	(15)
Actuarial gains/(losses)	(1,253)	1,044	(50)
Net prior service credit/(cost)	(63)	(95)	248
Other comprehensive income/(loss), net of tax	963	(86)	(894)
Comprehensive income	3,287	2,879	791
Comprehensive income attributable to noncontrolling interests	540	525	211
Comprehensive income attributable to shareholders	2,747	2,354	580
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2014	2013
Assets (CHF million)
Cash and due from banks		79,349	68,692
of which reported at fair value		304	527
of which reported from consolidated VIEs		1,493	952
Interest-bearing deposits with banks		1,244	1,515
of which reported at fair value		0	311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	163,208	160,022
of which reported at fair value		104,283	96,587
of which reported from consolidated VIEs		660	1,959
Securities received as collateral, at fair value		26,854	22,800
of which encumbered		25,220	17,964
Trading assets, at fair value	15	241,131	229,413
of which encumbered		77,583	72,976
of which reported from consolidated VIEs		4,261	3,610
Investment securities	16	2,791	2,987
of which reported at fair value		2,791	2,987
of which reported from consolidated VIEs		0	100
Other investments	17	8,613	10,329
of which reported at fair value		5,654	7,596
of which reported from consolidated VIEs		2,105	1,983
Net loans	18	272,551	247,054
of which reported at fair value		22,913	19,457
of which encumbered		192	638
of which reported from consolidated VIEs		245	4,207
allowance for loan losses		(758)	(869)
Premises and equipment	19	4,641	5,091
of which reported from consolidated VIEs		452	513
Goodwill	20	8,644	7,999
Other intangible assets	21	249	210
of which reported at fair value		70	42
Brokerage receivables		41,629	52,045
Other assets	22	70,558	63,065
of which reported at fair value		32,320	31,518
of which encumbered		250	722
of which reported from consolidated VIEs		16,134	14,330
Assets of discontinued operations held-for-sale		0	1,584
Total assets		921,462	872,806
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2014	2013
Liabilities and equity (CHF million)
Due to banks	23	26,009	23,108
of which reported at fair value		823	1,450
Customer deposits	23	369,058	333,089
of which reported at fair value		3,261	3,252
of which reported from consolidated VIEs		3	265
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	70,119	94,032
of which reported at fair value		54,732	76,104
Obligation to return securities received as collateral, at fair value		26,854	22,800
Trading liabilities, at fair value	15	72,655	76,635
of which reported from consolidated VIEs		35	93
Short-term borrowings		25,921	20,193
of which reported at fair value		3,861	6,053
of which reported from consolidated VIEs		9,384	4,286
Long-term debt	24	177,898	130,042
of which reported at fair value		81,166	63,369
of which reported from consolidated VIEs		13,452	12,992
Brokerage payables		56,977	73,154
Other liabilities	22	50,970	51,447
of which reported at fair value		16,938	21,973
of which reported from consolidated VIEs		1,728	710
Liabilities of discontinued operations held-for-sale		0	1,140
Total liabilities		876,461	825,640
Common shares		64	64
Additional paid-in capital		27,007	27,853
Retained earnings		32,083	30,261
Treasury shares, at cost		(192)	(139)
Accumulated other comprehensive income/(loss)	25	(15,003)	(15,875)
Total shareholders' equity		43,959	42,164
Noncontrolling interests		1,042	5,002
Total equity		45,001	47,166

Total liabilities and equity		921,462	872,806
	Reference to notes	end of
		2014	2013
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		2,299,616,660	2,269,616,660
Common shares issued	25	1,607,168,947	1,596,119,349
Treasury shares	25	(7,666,658)	(5,183,154)
Shares outstanding	25	1,599,502,289	1,590,936,195
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2014 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(2,143)	(1,905)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	39	39
Net income/(loss)	–	–		1,875	–	–	1,875	449	2,324
Total other comprehensive income/(loss), net of tax	–	–		–	–	872	872	91	963
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(15)		–	9,409	–	9,394	–	9,394
Repurchase of treasury shares	–	–		–	(10,197)	–	(10,197)	–	(10,197)
Share-based compensation, net of tax	–	(105)	[3]	–	735	–	630	–	630
Financial instruments indexed to own shares [4]	–	(80)		–	–	–	(80)	–	(80)
Dividends paid	–	(1,177)	[5]	(53)	–	–	(1,230)	(22)	(1,252)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,378)	(2,378)
Other	–	(6)		–	–	–	(6)	4	(2)
Balance at end of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
2013 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–		–	–	–	–	(22)	(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	216		–	–	–	216	(2,467)	(2,251)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	438	438
Net income/(loss)	–	–		2,326	–	–	2,326	651	2,977
Total other comprehensive income/(loss), net of tax	–	–		–	–	28	28	(114)	(86)
Issuance of common shares	11	4,222		–	–	–	4,233	–	4,233
Sale of treasury shares	–	(50)		–	10,360	–	10,310	–	10,310
Repurchase of treasury shares	–	–		–	(10,202)	–	(10,202)	–	(10,202)
Share-based compensation, net of tax	–	213		–	162	–	375	–	375
Financial instruments indexed to own shares	–	(93)		–	–	–	(93)	–	(93)
Dividends paid	–	(269)		(236)	–	–	(505)	(59)	(564)
Changes in redeemable noncontrolling interests	–	(13)		–	–	–	(13)	–	(13)
Changes in scope of consolidation, net	–	–		–	–	–	–	(211)	(211)
Other	–	(9)		–	–	–	(9)	–	(9)
Balance at end of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (70) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2012 (CHF million)
Balance at beginning of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44	–	–	–	44	(4)	40
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(809)	(809)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	116	116
Net income/(loss)	–	–	1,349	–	–	1,349	347	1,696
Total other comprehensive income/(loss), net of tax	–	–	–	–	(769)	(769)	(125)	(894)
Issuance of common shares	4	1,926	–	–	–	1,930	–	1,930
Sale of treasury shares	–	(3)	–	8,358	–	8,355	–	8,355
Repurchase of treasury shares	–	–	–	(8,859)	–	(8,859)	–	(8,859)
Share-based compensation, net of tax	–	932	–	132	–	1,064	–	1,064
Financial instruments indexed to own shares	–	(9)	–	–	–	(9)	–	(9)
Dividends paid	–	(1,011)	(231)	–	–	(1,242)	(54)	(1,296)
Changes in redeemable noncontrolling interests	–	(7)	–	–	–	(7)	–	(7)
Changes in scope of consolidation	–	–	–	–	–	–	(96)	(96)
Other	–	(32)	–	–	–	(32)	–	(32)
Balance at end of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2014	2013	2012
Operating activities of continuing operations (CHF million)
Net income	2,324	2,965	1,685
(Income)/loss from discontinued operations, net of tax	(102)	(145)	40
Income from continuing operations	2,222	2,820	1,725
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	1,285	1,345	1,294
Provision for credit losses	186	167	170
Deferred tax provision/(benefit)	684	695	(255)
Share of net income/(loss) from equity method investments	134	34	80
Trading assets and liabilities, net	(5,513)	13,961	(14,348)
(Increase)/decrease in other assets	6,062	(6,902)	(1,146)
Increase/(decrease) in other liabilities	(23,876)	9,992	(4,772)
Other, net	1,196	(38)	4,584
Total adjustments	(19,842)	19,254	(14,393)
Net cash provided by/(used in) operating activities of continuing operations	(17,620)	22,074	(12,668)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	275	538	184
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,685	17,120	46,952
Purchase of investment securities	(1,060)	(677)	(480)
Proceeds from sale of investment securities	930	176	936
Maturities of investment securities	340	832	1,626
Investments in subsidiaries and other investments	(1,264)	(1,792)	(2,039)
Proceeds from sale of other investments	1,553	3,737	3,104
(Increase)/decrease in loans	(23,604)	(9,126)	(11,022)
Proceeds from sales of loans	1,255	1,483	1,090
Capital expenditures for premises and equipment and other intangible assets	(1,056)	(903)	(1,242)
Proceeds from sale of premises and equipment and other intangible assets	1	9	26
Other, net	606	122	3,683
Net cash provided by/(used in) investing activities of continuing operations	(10,339)	11,519	42,818
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2014	2013	2012
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	26,040	22,463	(12,567)
Increase/(decrease) in short-term borrowings	3,509	6,002	(7,840)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(31,001)	(36,347)	(39,958)
Issuances of long-term debt	74,159	39,090	38,405
Repayments of long-term debt	(36,471)	(55,135)	(55,936)
Issuances of common shares	297	976	1,930
Sale of treasury shares	9,394	9,764	8,355
Repurchase of treasury shares	(10,197)	(10,202)	(8,859)
Dividends paid	(1,252)	(564)	(1,296)
Other, net	(1,192)	(468)	394
Net cash provided by/(used in) financing activities of continuing operations	33,286	(24,421)	(77,372)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	5,790	(1,216)	(1,242)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(460)	(1,027)	(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	10,657	6,929	(48,810)

Cash and due from banks at beginning of period	68,692	61,763	110,573
Cash and due from banks at end of period	79,349	68,692	61,763
Supplemental cash flow information
in	2014	2013	2012
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	1,502	833	1,073
Cash paid for interest	9,527	11,876	15,004
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	143	4	2,418
Fair value of liabilities assumed	29	0	2,418
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	687	374	0
Liabilities sold	1,084	170	0
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current presentation which had no impact on net income/(loss) or total shareholders’ equity.
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
Group entities that qualify as broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealers’ operations are consolidated regardless of holding intent.
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
For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than Swiss francs are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Group disposes and loses control of a consolidated foreign subsidiary.
Fair value measurement and option
The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.
> Refer to “Fair value option” in Note 34 – Financial instruments for further information.
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
Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to ASC Topic 825 – Financial Instruments, and any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method. The Group has elected the fair value basis of accounting on some of its agreements.
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
Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. In the case where the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
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
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” for further information on the Group’s transfer activities.
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
Derivatives
Freestanding >>>derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host contract, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of operations. If separated for measurement purposes, the derivative is recorded in the same line item in the consolidated balance sheets as the host contract.
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
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of operations when a decision has been made to sell a security.

Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity, hedge funds, and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.
Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.
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
Equity method investments and non-marketable equity securities held by broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues.
Real estate held for investment purposes is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. These assets are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
In connection with the life finance business, the Group invests in single premium immediate annuities (SPIA), which are carried at fair value with the related fair value changes reported in trading revenues. The life finance business also invests in life settlement contracts.
Loans
Loans held-to-maturity
Loans, which the Group intends to hold until maturity, are carried at outstanding principal balances plus accrued interest, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
Lease financing transactions where the Group is the lessor are classified as loans. Unearned income is amortized to interest and dividend income over the lease term using the effective interest method.
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” for further information.
Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of the following components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).
The Group evaluates many factors when estimating the allowance for loan losses, including the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities, historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate & institutional loans portfolio, the Group segregates loans by risk, industry or country rating. Excluded from this estimate process are consumer and corporate & institutional loans that have been specifically identified as impaired or are held at fair value. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience and recorded in other liabilities. Changes in the estimate of losses for lending-related commitments are recorded in the consolidated statements of operations in provision for credit losses.
The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.
A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in an amount equal to any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. Thereafter, the outstanding principal balance is evaluated at least annually for collectibility and a provision is established as necessary.
A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on at least a quarterly basis thereafter depending on various risk factors, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required.
Generally, non-performing loans and non-interest-earning loans may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.
Interest collected on non-performing loans and non-interest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both.
Loans that were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses would have been established prior to the restructuring. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, market interest rates for loans with comparable risk to borrowers of the same credit quality are considered. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both.
Potential problem loans are impaired loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans are evaluated for impairment on an individual basis and an allowance for loan losses is established as necessary. Potential problem loans continue to accrue interest.
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
> Refer to “Impaired loans” in Note 18 – Loans, allowance for loan losses and credit quality for further information on the write-off of a loan and related accounting policies.
Loans held-for-sale
Loans, which the Group intends to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Gains and losses on loans held-for-sale are recorded in other revenues.
Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only if the Group’s estimate of cash to be received decreases below the estimate at the time of acquisition. Increases in the estimated expected recovery are recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.
Loans held at fair value under the fair value option
Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues. The application of the fair value option does not change the loan’s classification. Loan commitments carried at fair value are recorded in other assets or other liabilities, respectively.
Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which is not to exceed ten years. Other tangible fixed assets such as computers, machinery, furnishings, vehicles, other equipment and building improvements are depreciated using the straight-line method over their estimated useful lives, generally three to ten years.
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
Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries and equity method investments. It is measured as the excess of the fair value of the consideration transferred, the fair value of any noncontrolling interest in the acquiree and the fair value of any previously held equity interest in the acquired subsidiary, over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized; instead it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test.
Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized; instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the indefinite intangible asset may be impaired. Mortgage servicing rights are included in non-amortizing other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.
Recognition of an impairment on tangible fixed assets and finite intangible assets
The Group evaluates premises and equipment and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment is recorded in general and administrative expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in other assets and other liabilities, respectively. Income tax expense or benefit is recorded in income tax expense/(benefit), except to the extent the tax effect relates to transactions recorded directly in total shareholders’ equity. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.
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
Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value, in which case an impairment allowance is established so that the carrying value does not exceed fair value.
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
The Group actively manages the interest rate risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps. In particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008 and instead applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.
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
The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy.
Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Group’s defined benefit post-retirement and pension plans is recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the average remaining service life of active employees expected to receive benefits.
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
Compensation expense for share-based awards that vest in annual installments (graded vesting), which only contain a service condition that affects vesting, is recognized on a straight-line basis over the service period for the entire award. However, if such awards contain a performance condition, then each installment is expensed as if it were a separate award (“front-loaded” expense recognition). Furthermore, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement. For awards granted to employees eligible for retirement prior to January 1, 2005, the Group’s policy is to record compensation expense over the requisite service period.
Certain share-based awards also contain a performance condition, where the number of shares the employee is to receive is dependent on the performance (e.g., net income or return on equity (ROE)) of the Group or a division of the Group. If the employee is also required to provide the service stipulated in the award terms, the amount of compensation expense attributed to the incremental additional units expected to be received at vesting due to this performance condition is estimated on the grant date and subsequent changes in this estimate are recorded in the consolidated statements of operations over the remaining service period.
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
Any holdings of bonds issued by any Group entity are eliminated in the consolidated financial statements.
Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income.
> Refer to Loans for further information on interest on loans.
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
Revenues from underwriting and fees from mergers and acquisitions (M&A) and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees.
Transaction-related expenses are deferred until the related revenue is recognized, assuming they are deemed direct and incremental; otherwise, they are expensed as incurred. Underwriting fees are reported net of related expenses. Expenses associated with financial advisory services are recorded in operating expenses unless reimbursed by the client.
In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered and if there is a right of return or warranties on delivered items and services, and the probability of delivery of remaining undelivered items or services. This evaluation is made on a transaction-by-transaction basis.
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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 830 – Foreign Currency Matters
In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments in ASU 2013-05 provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08), an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, there will be no impact of the adoption of ASU 2014-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 205 – Presentation of Financial Statements
ASC Topic 360 – Property, Plant, and Equipment
In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), an update to ASC Topic 205 – Presentation of Financial Statements and ASC Topic 360 – Property, Plant, and Equipment. The amendments in ASU 2014-08 change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. ASU 2014-08 is effective for interim and annual reporting periods beginning after December 15, 2014 with early adoption permitted. The Group will evaluate the impact of the adoption of ASU 2014-08 on the Group’s financial position, results of operations and cash flows when any future discontinued operations or disposals are identified.
ASC Topic 225 – Income Statement
In January 2015, the FASB issued ASU 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (ASU 2015-01), an update to ASC Topic

225 – Income Statement. The amendments eliminate from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. ASU 2015-01 is effective for annual periods beginning after December 15, 2015. An entity has the option to adopt the changes earlier provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group is currently evaluating the impact of the adoption of ASU 2015-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 310 – Receivables
In January 2014, the FASB issued ASU 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (ASU 2014-04), an update to ASC Topic 310 – Receivables. The amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The adoption of ASU 2014-04 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure” (ASU 2014-14), an update to ASC Topic 310 – Receivables. ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if certain conditions are met and provides guidance for the measurement of the separate other receivable. The adoption of ASU 2014-14 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 is effective for annual periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-02 on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the variable interest entities guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Group is currently evaluating the impact of the adoption of ASU 2014-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging.

The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. ASU 2014-16 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual or interim period. The Group is currently evaluating the impact of the adoption of ASU 2014-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments, repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. The adoption of ASU 2014-11 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations or cash flows.
3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for 2014 as well as the Group’s significant shareholders are discussed below.
Business developments
Divestitures
> Refer to “Note 4 – Discontinued operations” for information on business divestitures that are disclosed as discontinued operations.
In July 2014, the Group entered into an agreement to sell Private Banking & Wealth Management’s local affluent and upper affluent business in Italy to Banca Generali S.p.A. The transaction included approximately 50 agents of Credit Suisse (Italy) S.p.A., with over EUR 1.9 billion of assets under management. The transaction closed in the fourth quarter of 2014.
In July 2014, the Group announced that it had decided to exit its small commodities trading business with respect to the global macro products business. The Group plans to re-focus its foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and plans to simplify its rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.
In August 2014, the Group announced the sale of Prime Fund Services (PFS), including the existing PFS team, to BNP Paribas. The transaction is expected to close in 2015, subject to customary closing conditions, including antitrust and regulatory clearances. Revenues, expenses and the expected pre-tax gain on the disposal from this sale are immaterial.
Mergers and acquisitions
In the second quarter of 2014, the Group completed the acquisition of Morgan Stanley’s private wealth management businesses in the Europe, Middle East and Africa (EMEA) region, excluding Switzerland. The business is based in the UK, Italy and Dubai, serving predominantly international >>>ultra-high-net-worth individuals (UHNWI) and >>>high-net-worth individual (HNWI) clients across Europe. The transaction was structured as an asset deal with multiple closings, the first of which occurred in December 2013.
In April 2014, the Group entered into an agreement with the then head of Credit Suisse Hedging-Griffo Asset Management pursuant to which he became the controlling shareholder of a new firm, Verde Asset Management, and the Group became a minority shareholder. The transaction closed in the fourth quarter of 2014.
Significant shareholders
In a disclosure notification that the Group published on April 6, 2013, the Group was notified that as of February 25, 2013, The Olayan Group, through its registered entity Crescent Holding GmbH, held 88.5 million shares, or 6.7%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group published on October 31, 2013, the Group was notified that as of October 23, 2013, Qatar Investment Authority, through its registered entity Qatar Holding LLC, held 82.0 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Qatar Investment Authority relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group published on June 19, 2014, the Group was notified that as of June 16, 2014, Norges Bank held 80.0 million shares, or 5.0%, of the registered Group shares issued as of the date of the notified transaction.

No further disclosure notification was received from Norges Bank relating to holdings of registered Group shares in 2014.
Subsequent events
On January 15, 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. It also decreased the target range for the three-month Swiss franc LIBOR. These decisions led to a significant strengthening of the Swiss franc against all major currencies and a decrease in Swiss franc interest rates.
4 Discontinued operations
In January 2014, the Group completed the sale of its Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in the first quarter 2014, net of allocated goodwill of CHF 23 million. As of December 31, 2013, CFIG had total assets of CHF 31 million that were held-for-sale. The Group continued to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In March 2014, the Group completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations in 2014 and prior periods have not been restated. The Group retained certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Group.
In August 2014, the Group completed the sale of its domestic private banking business booked in Germany (German private banking business) to Bethmann Bank AG, a subsidiary of ABN AMRO, and recognized a pre-tax gain on disposal of CHF 109 million in the third quarter 2014. As of June 30, 2014, the German private banking business had total assets and total liabilities of CHF 979 million and CHF 742 million, respectively, that were held-for-sale. Bethmann Bank AG and ABN AMRO are companies unrelated to the Group.
Assets held-for-sale
end of	2013
German private banking business (CHF million)
Cash	960
Loans	575
Other assets	18
Total assets held-for-sale	1,553
CFIG (CHF million)
Fees receivable	8
Goodwill	23
Total assets held-for-sale	31
Group (CHF million)
Total assets held-for-sale	1,584
Liabilities held-for-sale
end of	2013
German private banking business (CHF million)
Deposits	1,118
Other liabilities	22
Total liabilities held-for-sale	1,140
Group (CHF million)
Total liabilities held-for-sale	1,140
For operations discontinued in 2014 and 2013, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2014	2013	2012
Operations-related (CHF million)
Net revenues	31	233	288
of which German private banking business	27	52	54
of which ETF business	–	29	53
of which Strategic Partners	–	33	60
of which CFIG	0	114	116
Operating expenses	35	158	296
of which German private banking business	33	71	108
of which ETF business	–	23	49
of which Strategic Partners	–	8	38
of which CFIG	0	51	88
Income tax expense/(benefit)	1	38	32
of which German private banking business	0	(6)	2
of which ETF business	–	5	2
of which Strategic Partners	–	10	15
of which CFIG	0	29	16
Income/(loss), net of tax	(5)	37	(40)
of which German private banking business	(6)	(13)	(56)
of which ETF business	–	1	2
of which Strategic Partners	–	15	7
of which CFIG	0	34	12
Transaction-related (CHF million)
Gain on disposal	200	237	–
of which German private banking business	109	–	–
of which ETF business	–	146	–
of which Strategic Partners	–	91	–
of which CFIG	91	–	–
Operating expenses	54	93	–
of which German private banking business	48	–	–
of which ETF business	–	11	–
of which Strategic Partners	–	22	–
of which CFIG	0	56	–
Income tax expense/(benefit)	39	36	–
of which ETF business	–	21	–
of which Strategic Partners	–	40	–
of which CFIG	42	(24)	–
Income/(loss), net of tax	107	108	–
of which German private banking business	61	–	–
of which ETF business	–	114	–
of which Strategic Partners	–	29	–
of which CFIG	49	(32)	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102	145	(40)
of which German private banking business	55	(13)	(56)
of which ETF business	–	115	2
of which Strategic Partners	–	44	7
of which CFIG	49	2	12

5 Segment information
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT.
The segment information reflects the Group’s reportable segments as follows:
– Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves >>>UHNWI and >>>HNWI around the globe in addition to >>>affluent and retail clients in Switzerland. Corporate & Institutional Clients serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and for all investment styles, serving governments, institutions, corporations and individuals worldwide.
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest (SEI) in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, the Group’s tax expense is not affected by these revenues and expenses.
Beginning in the second quarter of 2014, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by the Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for more efficient management of their business activities from an overall Group perspective with respect to >>>liquidity coverage ratio and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on total assets.
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
Corporate services and business support in finance, operations, human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
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
Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is of even greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, the Group’s businesses are also credited to the extent they provide long-term stable funding.
Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income/(loss) from continuing operations before taxes
in	2014	2013	2012
Net revenues (CHF million)
Private Banking & Wealth Management	12,637	13,442	13,474
Investment Banking	12,515	12,565	12,558
Corporate Center	663	(790)	(2,781)
Noncontrolling interests without SEI	427	639	360
Net revenues	26,242	25,856	23,611
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	2,088	3,240	3,775
Investment Banking	1,830	1,719	2,002
Corporate Center	(686)	(1,455)	(3,889)
Noncontrolling interests without SEI	395	592	302
Income from continuing operations before taxes	3,627	4,096	2,190
Total assets
end of	2014	2013
Total assets (CHF million)
Private Banking & Wealth Management	345,949	316,491
Investment Banking	529,044	519,712
Corporate Center	45,248	32,979
Noncontrolling interests without SEI	1,221	3,624
Total assets	921,462	872,806
Beginning in the first quarter of 2013, segment assets exclude intra-group balances between the segments.
Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2014	2013	2012
Net revenues (CHF million)
Switzerland	8,247	8,035	8,769
EMEA	4,358	4,744	3,243
Americas	11,097	10,810	9,763
Asia Pacific	2,540	2,267	1,836
Net revenues	26,242	25,856	23,611
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	401	642	1,680
EMEA	(562)	157	(1,581)
Americas	3,739	3,365	2,915
Asia Pacific	49	(68)	(824)
Income from continuing operations before taxes	3,627	4,096	2,190
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2014	2013
Total assets (CHF million)
Switzerland	211,558	200,044
EMEA	188,420	194,675
Americas	428,253	398,198
Asia Pacific	93,231	79,889
Total assets	921,462	872,806
The designation of total assets by region is based upon customer domicile.
6 Net interest income
in	2014	2013	2012
Net interest income (CHF million)
Loans	5,077	4,843	4,861
Investment securities	39	45	64
Trading assets	9,503	10,057	11,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,317	2,517	2,940
Other	2,125	2,094	2,280
Interest and dividend income	19,061	19,556	22,090
Deposits	(1,045)	(978)	(1,345)
Short-term borrowings	(119)	(132)	(184)
Trading liabilities	(3,938)	(5,083)	(6,833)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,042)	(1,156)	(1,677)
Long-term debt	(3,594)	(3,846)	(4,632)
Other	(289)	(246)	(276)
Interest expense	(10,027)	(11,441)	(14,947)
Net interest income	9,034	8,115	7,143
7 Commissions and fees
in	2014	2013	2012
Commissions and fees (CHF million)
Lending business	1,752	1,814	1,513
Investment and portfolio management	3,734	3,944	3,715
Other securities business	94	106	110
Fiduciary business	3,828	4,050	3,825
Underwriting	1,878	1,647	1,561
Brokerage	3,696	3,933	3,686
Underwriting and brokerage	5,574	5,580	5,247
Other services	1,897	1,782	2,139
Commissions and fees	13,051	13,226	12,724

8 Trading revenues
in	2014	2013	2012
Trading revenues (CHF million)
Interest rate products	5,888	1,025	2,707
Foreign exchange products	(4,398)	1,203	559
Equity/index-related products	275	956	140
Credit products	265	(879)	(3,306)
Commodity, emission and energy products	(228)	340	198
Other products	224	94	898
Trading revenues	2,026	2,739	1,196
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

9 Other revenues
in	2014	2013	2012
Other revenues (CHF million)
Noncontrolling interests without SEI	436	658	336
Loans held-for-sale	(4)	(5)	(37)
Long-lived assets held-for-sale	392	30	458
Equity method investments	252	251	150
Other investments	312	315	749
Other	743	527	892
Other revenues	2,131	1,776	2,548
10 Provision for credit losses
in	2014	2013	2012
Provision for credit losses (CHF million)
Provision for loan losses	145	166	159
Provision for lending-related and other exposures	41	1	11
Provision for credit losses	186	167	170
11 Compensation and benefits
in	2014	2013	2012
Compensation and benefits (CHF million)
Salaries and variable compensation	9,884	9,678	10,717
Social security	793	778	769
Other [1]	657	800	817
Compensation and benefits [2]	11,334	11,256	12,303
1 Includes pension and other post-retirement expense of CHF 361 million, CHF 490 million and CHF 532 million in 2014, 2013 and 2012, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 275 million, CHF 216 million and CHF 456 million in 2014, 2013 and 2012, respectively.
12 General and administrative expenses
in	2014	2013	2012
General and administrative expenses (CHF million)
Occupancy expenses	1,177	1,186	1,220
IT, machinery, etc.	1,446	1,517	1,469
Provisions and losses	2,783	2,136	694
Travel and entertainment	353	355	394
Professional services	2,381	1,952	1,919
Goodwill impairment	0	12	0
Amortization and impairment of other intangible assets	24	25	36
Other	1,370	1,416	1,514
General and administrative expenses	9,534	8,599	7,246

13 Earnings per share
in	2014	2013	2012
Basic net income attributable to shareholders (CHF million)
Income from continuing operations	1,773	2,181	1,389
Income/(loss) from discontinued operations, net of tax	102	145	(40)
Net income attributable to shareholders	1,875	2,326	1,349
Preferred securities dividends	(53)	(236)	(231)
Net income attributable to shareholders for basic earnings per share	1,822	2,090	1,118
Available for common shares	1,742	1,868	1,044
Available for unvested share-based payment awards	80	152	66
Available for mandatory convertible securities [1]	–	70	8
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	1,822	2,090	1,118
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–	–
Net income attributable to shareholders for diluted earnings per share	1,822	2,090	1,118
Available for common shares	1,742	1,868	1,044
Available for unvested share-based payment awards	80	152	66
Available for mandatory convertible securities [1]	–	70	8
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,616.4	1,532.9	1,320.4
Dilutive contracts that may be settled in shares or cash [3]	–	–	–
Dilutive share options and warrants	0.8	1.4	4.9
Dilutive share awards	12.2	1.2	1.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,629.4	1,535.5	1,327.1
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	72.7	125.0	97.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	63.0	97.1
Basic earnings per share available for common shares (CHF)
Basic earnings per share from continuing operations	1.02	1.14	0.82
Basic earnings/(loss) per share from discontinued operations	0.06	0.08	(0.03)
Basic earnings per share available for common shares	1.08	1.22	0.79
Diluted earnings per share available for common shares (CHF)
Diluted earnings per share from continuing operations	1.01	1.14	0.82
Diluted earnings/(loss) per share from discontinued operations	0.06	0.08	(0.03)
Diluted earnings per share available for common shares	1.07	1.22	0.79
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. In the first quarter of 2014, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares. Fair value of the PAF2 units which were reflected in the net profit of the Group were not adjusted for 2013 and 2012, respectively, as the effect would be antidilutive.

3
Reflects weighted-average shares outstanding on PAF2 units. In the first quarter of 2014, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares. Weighted-average shares on PAF2 units for 2013 and 2012, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.9 million, 35.9 million and 50.3 million for 2014, 2013 and 2012, respectively.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2014	2013
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	100,169	100,244
Deposits paid for securities borrowed	63,039	59,778
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	160,022
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	60,752	86,828
Deposits received for securities lent	9,367	7,204
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	94,032
>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2014 and 2013.
15 Trading assets and liabilities
end of	2014	2013
Trading assets (CHF million)
Debt securities	94,391	110,116
Equity securities	94,294	76,695
Derivative instruments [1]	38,012	31,603
Other	14,434	10,999
Trading assets	241,131	229,413
Trading liabilities (CHF million)
Short positions	35,784	40,161
Derivative instruments [1]	36,871	36,474
Trading liabilities	72,655	76,635
1 Amounts shown net of cash collateral receivables and payables.
Cash collateral on derivative instruments
end of	2014	2013
Cash collateral – netted (CHF million) [1]
Cash collateral paid	33,404	23,870
Cash collateral received	28,147	20,500
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,905	8,359
Cash collateral received	17,043	11,663
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2014	2013
Investment securities (CHF million)
Securities available-for-sale	2,791	2,987
Total investment securities	2,791	2,987
Investment securities by type
end of	2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	286	18	0	304	389	15	2	402
Debt securities issued by foreign governments	2,020	47	1	2,066	1,350	39	1	1,388
Corporate debt securities	313	0	0	313	590	16	0	606
Collateralized debt obligations	0	0	0	0	480	11	1	490
Debt securities available-for-sale	2,619	65	1	2,683	2,809	81	4	2,886
Banks, trust and insurance companies	73	25	0	98	74	18	0	92
Industry and all other	10	0	0	10	9	0	0	9
Equity securities available-for-sale	83	25	0	108	83	18	0	101
Securities available-for-sale	2,702	90	1	2,791	2,892	99	4	2,987
Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2014 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
2013 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	168	2	0	0	168	2
Debt securities issued by foreign governments	109	1	0	0	109	1
Collateralized debt obligations	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4
Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2014		2013		2012
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	915	15	163	13	294	642
Realized gains	17	1	7	1	14	294
Realized losses	(1)	0	0	0	(2)	0
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2014 (CHF million)
Due within 1 year	874	884	2.23
Due from 1 to 5 years	1,531	1,569	0.87
Due from 5 to 10 years	206	221	1.30
Due after 10 years	8	9	2.00
Total debt securities	2,619	2,683	1.36
17 Other investments
end of	2014	2013
Other investments (CHF million)
Equity method investments [1]	3,453	2,043
Non-marketable equity securities [1,2]	2,717	6,032
Real estate held for investment	547	600
Life finance instruments [3]	1,896	1,654
Total other investments	8,613	10,329
1
As a result of the prospective adoption of ASU 2013-8, CHF 1,033 million of non-marketable equity securities were reclassified to equity method investments for which the fair value option was elected on January 1, 2014.

2
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

3 Includes life settlement contracts at investment method and SPIA contracts.
Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Non-marketable equity securities include investments in entities that regularly calculate net asset value (NAV) per share or its equivalent.
> Refer to “Note 34 – Financial instruments” for further information on such investments.
Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 10 million, CHF 48 million and CHF 13 million were recorded in 2014, 2013 and 2012, respectively.
The accumulated depreciation related to real estate held for investment amounted to CHF 354 million, CHF 340 million and CHF 330 million for 2014, 2013 and 2012, respectively.

18 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
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
Loans
end of	2014	2013
Loans (CHF million)
Mortgages	98,802	94,978
Loans collateralized by securities	39,818	31,565
Consumer finance	4,323	5,938
Consumer	142,943	132,481
Real estate	29,198	27,312
Commercial and industrial loans	75,046	63,334
Financial institutions	22,343	21,840
Governments and public institutions	3,891	3,047
Corporate & institutional	130,478	115,533
Gross loans	273,421	248,014
of which held at amortized cost	250,508	228,557
of which held at fair value	22,913	19,457
Net (unearned income)/deferred expenses	(112)	(91)
Allowance for loan losses	(758)	(869)
Net loans	272,551	247,054
Gross loans by location (CHF million)
Switzerland	155,767	151,992
Foreign	117,654	96,022
Gross loans	273,421	248,014
Impaired loan portfolio (CHF million)
Non-performing loans	753	862
Non-interest-earning loans	279	281
Total non-performing and non-interest-earning loans	1,032	1,143
Restructured loans	171	6
Potential problem loans	187	340
Total other impaired loans	358	346
Gross impaired loans	1,390	1,489

Allowance for loan losses
	2014			2013			2012
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	267	602	869	288	634	922	289	621	910
Changes in scope of consolidation	0	0	0	0	(1)	(1)	(18)	0	(18)
Net movements recognized in statements of operations	66	79	145	76	90	166	95	64	159
Gross write-offs	(108)	(241)	(349)	(123)	(163)	(286)	(105)	(96)	(201)
Recoveries	17	24	41	24	30	54	22	22	44
Net write-offs	(91)	(217)	(308)	(99)	(133)	(232)	(83)	(74)	(157)
Provisions for interest	1	19	20	5	21	26	8	21	29
Foreign currency translation impact and other adjustments, net	8	24	32	(3)	(9)	(12)	(3)	2	(1)
Balance at end of period	251	507	758	267	602	869	288	634	922
of which individually evaluated for impairment	202	338	540	217	437	654	239	457	696
of which collectively evaluated for impairment	49	169	218	50	165	215	49	177	226
Gross loans held at amortized cost (CHF million)
Balance at end of period	142,926	107,582	250,508	132,470	96,087	228,557	126,124	97,080	223,204
of which individually evaluated for impairment [1]	582	808	1,390	569	920	1,489	661	1,068	1,729
of which collectively evaluated for impairment	142,344	106,774	249,118	131,901	95,167	227,068	125,463	96,012	221,475
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2014			2013			2012
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	181	4,127	4,308	0	4,611	4,611	348	4,605	4,953
Reclassifications from loans held-for-sale [2]	0	397	397	0	275	275	0	216	216
Reclassifications to loans held-for-sale [3]	1,055	806	1,861	0	996	996	0	1,323	1,323
Sales [3]	0	272	272	0	698	698	0	1,058	1,058
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses detailed internal risk ratings which are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the obligor. Internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a PD is assigned to each loan. Until the end of 2014, for corporate and institutional loans excluding corporates managed on the Swiss platform, the PD was determined through an internal rating assigned on the basis of a structured expert approach. The PD for each internal rating was calibrated to historic default experience using internal data and external data from Standard & Poor’s. For corporates managed on the Swiss platform and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending, and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes. Effective January 1, 2015, the internal ratings approach for the majority loan facilities will be based on proprietary statistical rating models.
In the third quarter of 2014, Group credit risk management enhanced its internal credit rating methodology for >>>lombard loans on the Swiss platform across all loan classes by considering the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes. The change in the internal rating methodology for lombard loans on the Swiss platform did not have a significant impact on the Group’s total investment grade and non-investment grade loans.
>>>Reverse repurchase agreements are fully collateralized and in the event of counterparty default the reverse repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk-managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. Also, the Group has elected the >>>fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.
The following tables present the Group’s recorded investment in loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
2014 (CHF million)
Mortgages	82,360	16,249	193	98,802
Loans collateralized by securities	37,426	2,306	86	39,818
Consumer finance	1,717	2,348	241	4,306
Consumer	121,503	20,903	520	142,926
Real estate	20,883	7,224	68	28,175
Commercial and industrial loans	31,362	31,473	541	63,376
Financial institutions	11,893	2,624	106	14,623
Governments and public institutions	992	416	0	1,408
Corporate & institutional	65,130	41,737	715	107,582
Gross loans held at amortized cost	186,633	62,640	1,235	250,508
Value of collateral [1]	174,338	50,631	650	225,619
2013 (CHF million)
Mortgages	76,990	17,779	209	94,978
Loans collateralized by securities	29,242	2,229	94	31,565
Consumer finance	2,741	2,938	248	5,927
Consumer	108,973	22,946	551	132,470
Real estate	19,574	7,220	72	26,866
Commercial and industrial loans	24,056	26,996	671	51,723
Financial institutions	12,691	3,231	112	16,034
Governments and public institutions	1,020	444	0	1,464
Corporate & institutional	57,341	37,891	855	96,087
Gross loans held at amortized cost	166,314	60,837	1,406	228,557
Value of collateral [1]	152,756	48,861	616	202,233
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2014 (CHF million)
Mortgages	98,519	99	14	9	161	283	98,802
Loans collateralized by securities	39,648	81	1	1	87	170	39,818
Consumer finance	3,784	231	60	46	185	522	4,306
Consumer	141,951	411	75	56	433	975	142,926
Real estate	28,084	24	1	4	62	91	28,175
Commercial and industrial loans	62,305	719	20	39	293	1,071	63,376
Financial institutions	14,459	41	0	0	123	164	14,623
Governments and public institutions	1,383	25	0	0	0	25	1,408
Corporate & institutional	106,231	809	21	43	478	1,351	107,582
Gross loans held at amortized cost	248,182	1,220	96	99	911	2,326	250,508
2013 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557
Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2014 and 2013, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2014 and 2013, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2014 (CHF million)
Mortgages	189	19	208	4	39	43	251
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	225	17	242	0	1	1	243
Consumer	425	111	536	4	42	46	582
Real estate	50	16	66	0	9	9	75
Commercial and industrial loans	190	116	306	167	133	300	606
Financial institutions	88	36	124	0	3	3	127
Corporate & institutional	328	168	496	167	145	312	808
Gross impaired loans	753	279	1,032	171	187	358	1,390
2013 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489
Write-off and recovery of loans
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. In Investment Banking, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In Private Banking & Wealth Management, write-offs are made, based on an individual counterparty assessment performed by Group credit risk management, if it is certain that parts of a loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group credit risk management evaluates the need for write-offs individually and on an ongoing basis.
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Gross impaired loan details
end of	2014			2013
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	205	194	27	207	197	28
Loans collateralized by securities	63	60	53	67	63	55
Consumer finance	236	217	122	231	211	134
Consumer	504	471	202	505	471	217
Real estate	68	64	7	71	65	15
Commercial and industrial loans	599	570	259	705	656	340
Financial institutions	126	120	72	131	127	82
Corporate & institutional	793	754	338	907	848	437
Gross impaired loans with a specific allowance	1,297	1,225	540	1,412	1,319	654
Mortgages	46	46	–	18	18	–
Loans collateralized by securities	25	25	–	28	28	–
Consumer finance	7	7	–	18	18	–
Consumer	78	78	–	64	64	–
Real estate	7	7	–	2	2	–
Commercial and industrial loans	7	7	–	10	10	–
Financial institutions	1	1	–	1	1	–
Corporate & institutional	15	15	–	13	13	–
Gross impaired loans without specific allowance	93	93	–	77	77	–
Gross impaired loans	1,390	1,318	540	1,489	1,396	654
of which consumer	582	549	202	569	535	217
of which corporate & institutional	808	769	338	920	861	437

Gross impaired loan details (continued)
in	2014			2013			2012
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	205	1	1	204	1	1	217	1	1
Loans collateralized by securities	65	0	0	70	2	2	68	1	0
Consumer finance	237	1	1	256	0	0	277	3	3
Consumer	507	2	2	530	3	3	562	5	4
Real estate	75	0	0	72	1	1	58	0	0
Commercial and industrial loans	667	3	2	748	5	5	620	3	2
Financial institutions	127	0	0	136	0	0	201	2	2
Governments and public institutions	5	0	0	0	0	0	6	0	0
Corporate & institutional	874	3	2	956	6	6	885	5	4
Gross impaired loans with a specific allowance	1,381	5	4	1,486	9	9	1,447	10	8
Mortgages	36	0	0	26	0	0	40	0	0
Loans collateralized by securities	29	0	0	27	0	0	8	0	0
Consumer finance	21	0	0	22	0	0	41	0	0
Consumer	86	0	0	75	0	0	89	0	0
Real estate	9	0	0	11	0	0	13	0	0
Commercial and industrial loans	18	0	0	59	0	0	215	3	3
Financial institutions	0	0	0	2	0	0	8	0	0
Corporate & institutional	27	0	0	72	0	0	236	3	3
Gross impaired loans without specific allowance	113	0	0	147	0	0	325	3	3
Gross impaired loans	1,494	5	4	1,633	9	9	1,772	13	11
of which consumer	593	2	2	605	3	3	651	5	4
of which corporate & institutional	901	3	2	1,028	6	6	1,121	8	7
Allowance for specifically identified credit losses on impaired loans
The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. The Group performs an in-depth review and analysis of impaired loans considering factors such as recovery and exit options as well as collateral and counterparty risk. In general, all impaired loans are individually assessed. For consumer loans, the trigger to detect an impaired loan is non-payment of interest. Corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be moved to Group recovery management, at which point they are reviewed quarterly for impairment. If an individual loan specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of credit losses existing as of the end of the reporting period. Thereafter, the allowance is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. If the present value of estimated future cash flows is used, the impaired loan and related allowance are revalued at least quarterly to reflect passage of time. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

Restructured loans held at amortized cost
in	2014			2013			2012
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	4	4	0	0	0	0	0	0
Consumer finance	0	0	0	1	1	0	0	0	0
Commercial and industrial loans	10	290	238	5	27	25	0	0	0
Total	11	294	242	6	28	25	0	0	0
In 2014, a majority of loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, partially in combination with extended repayment terms and/or amended collateral terms. Certain restructurings included a reduction of the principal loan balance and/or accrued interest.
In 2014, 2013 and 2012, the Group did not experience a default on any loan which had been restructured within the previous 12 months.
19 Premises and equipment
end of	2014	2013
Premises and equipment (CHF million)
Buildings and improvements	2,303	2,415
Land	420	491
Leasehold improvements	2,180	2,043
Software	6,484	5,740
Equipment	2,390	2,370
Premises and equipment	13,777	13,059
Accumulated depreciation	(9,136)	(7,968)
Total premises and equipment, net	4,641	5,091
Depreciation and impairment
in	2014	2013	2012
CHF million
Depreciation	1,232	1,236	1,229
Impairment	23	65	17

20 Goodwill
	2014			2013
	Private Banking & Wealth Management	Investment Banking	Credit Suisse Group	Private Banking & Wealth Management	Investment Banking	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	2,176	5,917	8,093	2,409	6,062	8,471
Goodwill acquired during the year	22	0	22	3	0	3
Discontinued operations	0	0	0	(127)	0	(127)
Foreign currency translation impact	162	499	661	(73)	(141)	(214)
Other	(34)	(4)	(38)	(36)	(4)	(40)
Balance at end of period	2,326	6,412	8,738	2,176	5,917	8,093
Accumulated impairment (CHF million)
Balance at beginning of period	12	82	94	0	82	82
Impairment losses	0	0	0	12	0	12
Balance at end of period	12	82	94	12	82	94
Net book value (CHF million)
Net book value	2,314	6,330	8,644	2,164	5,835	7,999
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2014, the Group’s market capitalization was below book value and as of December 31, 2013, the Group’s market capitalization was above book value.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, cumulative translation adjustments, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the >>>fair value of its reporting units the Group generally applied a market approach where consideration is given to price to projected earning multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries.
In determining the estimated fair value, the Group relied upon its three-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Based on its goodwill impairment analysis performed as of December 31, 2014, the Group concluded that the estimated fair value for those reporting units in the Private Banking & Wealth Management division with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2014. The fair value of Private Banking & Wealth Management’s non-strategic reporting unit at the date of its creation in the fourth quarter of 2013 was lower than the estimated book value and as a result the Group recorded a CHF 12 million goodwill impairment charge.
There was also no impairment necessary for the Group’s Investment Banking reporting unit as the estimated fair value substantially exceeded its carrying value. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2014 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. In 2014, the Group completed the acquisition of Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland, which generated goodwill upon consolidation. In December 2013, a first closing of this transaction also generated goodwill upon consolidation.
Goodwill was also positively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in 2014.
The Group does not expect the SNB decision in January 2015 to discontinue the minimum exchange rate of CHF 1.20 per euro and to increase negative interest rates will lead to a goodwill impairment as the fair value of the reporting units with goodwill will continue to exceed their related carrying values.

21 Other intangible assets
end of	2014			2013
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(24)	3	25	(21)	4
Client relationships	201	(92)	109	222	(106)	116
Other	11	(3)	8	7	(1)	6
Total amortizing other intangible assets	239	(119)	120	254	(128)	126
Non-amortizing other intangible assets	129	–	129	84	–	84
of which mortgage servicing rights, at fair value	70	–	70	42	–	42
Total other intangible assets	368	(119)	249	338	(128)	210
Additional information
in	2014	2013	2012
Aggregate amortization and impairment (CHF million)
Aggregate amortization	22	24	28
Impairment	1	8	7
of which related to discontinued operations	0	7	0
Estimated amortization
Estimated amortization (CHF million)
2015	23
2016	22
2017	22
2018	22
2019	5

22 Other assets and other liabilities
end of	2014	2013
Other assets (CHF million)
Cash collateral on derivative instruments	10,905	8,359
Cash collateral on non-derivative transactions	3,238	1,412
Derivative instruments used for hedging	1,539	2,062
Assets held-for-sale	26,544	19,306
of which loans [1]	25,911	18,914
of which real estate	535	392
of which long-lived assets	98	0
Assets held for separate accounts	5,650	11,236
Interest and fees receivable	6,237	4,859
Deferred tax assets	6,077	6,185
Prepaid expenses	517	552
Failed purchases	3,138	2,365
Other	6,713	6,729
Other assets	70,558	63,065
Other liabilities (CHF million)
Cash collateral on derivative instruments	17,043	11,663
Cash collateral on non-derivative transactions	797	955
Derivative instruments used for hedging	469	384
Provisions	1,358	2,641
of which off-balance sheet risk	103	60
Liabilities held for separate accounts	5,650	11,236
Interest and fees payable	6,531	5,641
Current tax liabilities	821	864
Deferred tax liabilities	47	394
Failed sales	1,313	2,396
Other	16,941	15,273
Other liabilities	50,970	51,447
1
Included as of December 31, 2014 and 2013 were CHF  1,103 million and CHF 1,778 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF  226 million and CHF 769 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

23 Deposits
end of	2014				2013
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	5,943	4,581	10,524		4,738	4,335	9,073
Interest-bearing demand deposits	135,424	31,984	167,408		141,078	26,294	167,372
Savings deposits	77,498	29	77,527		63,583	26	63,609
Time deposits	17,650	121,958	139,608	[1]	15,358	100,785	116,143	[1]
Total deposits	236,515	158,552	395,067	[2]	224,757	131,440	356,197	[2]
of which due to banks	–	–	26,009		–	–	23,108
of which customer deposits	–	–	369,058		–	–	333,089
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 139,493 million and CHF 116,106 million as of December 31, 2014 and 2013, respectively, of the Swiss franc equivalent of individual time deposits greater than USD  100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2014 and 2013 were CHF 11 million and CHF 18 million, respectively, of overdrawn deposits reclassified as loans.
24 Long-term debt
end of	2014	2013
Long-term debt (CHF million)
Senior	139,267	96,048
Subordinated	25,179	21,002
Non-recourse liabilities from consolidated VIEs	13,452	12,992
Long-term debt	177,898	130,042
of which reported at fair value	81,166	63,369
of which structured notes	50,469	34,815
Structured notes by product
end of	2014	2013
Structured notes (CHF million)
Equity	35,309	22,605
Fixed income	8,321	6,455
Credit	5,244	5,016
Other	1,595	739
Total structured notes	50,469	34,815
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
Long-term debt by maturities
end of			2015			2016			2017			2018			2019			Thereafter	Total
Group parent company (CHF million)
Subordinated debt
Fixed rate			31			0			0			290			0			4,609	4,930
Interest rates (range in %) [1]			8.5			–			–			6.0			–	6.3	–	7.5	–
Subtotal – Group parent company			31			0			0			290			0			4,609	4,930
Subsidiaries (CHF million)
Senior debt
Fixed rate			13,774			4,656			13,402			4,298			14,948			19,589	70,667
Variable rate			14,694			15,656			8,405			5,904			9,873			14,068	68,600
Interest rates (range in %) [1]	0.0	–	12.6	0.2	–	12.6	0.1	–	12.4	0.4	–	3.8	0.0	–	7.3	0.0	–	8.2	–
Subordinated debt
Fixed rate			417			0			175			10,055			0			9,297	19,944
Variable rate			76			0			50			0			179			0	305
Interest rates (range in %) [1]	0.6	–	10.3			–	0.9	–	7.0	0.1	–	13.2			0.3	0.1	–	8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			442			84			16			0			0			154	696
Variable rate			201			110			141			0			46			12,258	12,756
Interest rates (range in %) [1]	0.0	–	13.2	0.0	–	5.4			4.0			–	0.0	–	3.0	0.0	–	10.8	–
Subtotal – Subsidiaries			29,604			20,506			22,189			20,257			25,046			55,366	172,968
Total long-term debt			29,635			20,506			22,189			20,547			25,046			59,975	177,898
of which structured notes			10,542			10,240			5,534			5,881			6,048			12,224	50,469
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
The Group and the Bank maintain a shelf registration statement with the US Securities and Exchange Commission (SEC), which allows them to issue, from time to time, senior and subordinated debt securities, warrants and related guarantees. The shelf registration statement also allows certain subsidiaries of the Group to issue exchangeable or convertible debt securities which are guaranteed by the Group and are exchangeable or convertible into ordinary shares of the Group.
> Refer to “Note 40 – Subsidiary guarantee information” for further information on the subsidiary guarantees.
The Group maintains a euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior debt securities notes.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.

25 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2014 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	(11)	2,196	25	(1,440)	20	790
Increase/(decrease) due to equity method investments	4	0	0	0	0	4
Reclassification adjustments, included in net income	(13)	0	(13)	187	(83)	78
Total increase/(decrease)	(20)	2,196	12	(1,253)	(63)	872
Balance at end of period	(31)	(11,478)	64	(4,010)	452	(15,003)
2013 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	6	(991)	(27)	750	0	(262)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income	(1)	84	(5)	294	(95)	277
Total increase/(decrease)	18	(907)	(32)	1,044	(95)	28
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
2012 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	7	(1,040)	227	(291)	319	(778)
Increase/(decrease) due to equity method investments	30	0	0	0	0	30
Reclassification adjustments, included in net income	0	51	(242)	241	(71)	(21)
Total increase/(decrease)	37	(989)	(15)	(50)	248	(769)
Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Refer to "Note 27 - Tax" and "Note 30 - Pension and other post-retirement benefit" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.
Details of significant reclassification adjustments
in	2014	2013
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	84	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	243	390
Tax expense/(benefit)	(56)	(96)
Net of tax	187	294
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(108)	(120)
Tax expense/(benefit)	25	25
Net of tax	(83)	(95)
1
Includes net releases of CHF 84 million on the sale of JO Hambro, which was settled in the third quarter of 2013. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.

Additional share information
	2014		2013		2012
Common shares issued
Balance at beginning of period	1,596,119,349		1,320,829,922		1,224,333,062
Issuance of common shares	11,049,598		275,289,427		96,496,860
of which MACCS settlement	0		199,964,015		0
of which share-based compensation	11,049,598		37,773,125		38,812,660
Balance at end of period	1,607,168,947		1,596,119,349		1,320,829,922
Treasury shares
Balance at beginning of period	(5,183,154)		(27,036,831)		(4,010,074)
Sale of treasury shares	357,696,773		401,126,114		394,686,376
of which MACCS settlement	0		33,488,655		0
Repurchase of treasury shares	(386,266,557)		(385,369,391)		(423,704,092)
Share-based compensation	26,086,280		6,096,954		5,990,959
Balance at end of period	(7,666,658)		(5,183,154)		(27,036,831)
Common shares outstanding
Balance at end of period	1,599,502,289	[1]	1,590,936,195	[2]	1,293,793,091
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

26 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include >>>derivatives, >>>reverse repurchase and >>>repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral >>>OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	2014		2013
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	257.7	250.0	265.4	262.1
OTC	213.6	210.4	183.0	178.1
Exchange-traded	0.1	0.0	0.3	0.0
Interest rate products	471.4	460.4	448.7	440.2
OTC	86.9	99.0	58.5	68.2
Exchange-traded	0.1	0.2	0.1	0.2
Foreign exchange products	87.0	99.2	58.6	68.4
OTC	14.8	15.0	15.5	18.6
Exchange-traded	12.4	14.0	14.8	15.1
Equity/index-related products	27.2	29.0	30.3	33.7
OTC-cleared	6.3	6.1	5.2	5.1
OTC	20.0	19.5	20.8	21.2
Credit derivatives	26.3	25.6	26.0	26.3
OTC-cleared	0.0	0.0	0.0	0.0
OTC	8.6	8.8	4.4	4.0
Exchange-traded	0.4	0.3	0.5	0.8
Other products	9.0	9.1	4.9	4.8
OTC-cleared	264.0	256.1	270.6	267.2
OTC	343.9	352.7	282.2	290.1
Exchange-traded	13.0	14.5	15.7	16.1
Total gross derivatives subject to enforceable master netting agreements	620.9	623.3	568.5	573.4
Offsetting (CHF billion)
OTC-cleared	(261.7)	(255.8)	(269.1)	(267.0)
OTC	(316.4)	(326.1)	(260.7)	(265.7)
Exchange-traded	(11.9)	(13.1)	(15.1)	(15.1)
Offsetting	(590.0)	(595.0)	(544.9)	(547.8)
of which counterparty netting	(561.6)	(561.6)	(523.9)	(523.9)
of which cash collateral netting	(28.4)	(33.4)	(21.0)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.3	0.3	1.5	0.2
OTC	27.5	26.6	21.5	24.4
Exchange-traded	1.1	1.4	0.6	1.0
Total net derivatives subject to enforceable master netting agreements	30.9	28.3	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	8.6	9.1	10.1	11.3
Total net derivatives presented in the consolidated balance sheets	39.5	37.4	33.7	36.9
of which recorded in trading assets and trading liabilities	38.0	36.9	31.6	36.5
of which recorded in other assets and other liabilities	1.5	0.5	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2014 and December 31, 2013. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2014				2013
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	119.3	(28.0)	91.3		112.0	(25.1)	86.9
Securities borrowing transactions	27.8	(6.9)	20.9		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	147.1	(34.9)	112.2		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	51.0	–	51.0		52.1	–	52.1
Total	198.1	(34.9)	163.2	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 104,283 million and CHF 96,587 million of the total net amount as of December 31, 2014 and 2013, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2014				2013
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	69.9	(31.9)	38.0		86.5	(26.8)	59.7
Securities lending transactions	10.8	(3.0)	7.8		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	18.8	0.0	18.8		18.5	0.0	18.5
Total subject to enforceable master netting agreements	99.5	(34.9)	64.6		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	32.4	–	32.4		32.0	–	32.0
Total	131.9	(34.9)	97.0		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	105.0	(34.9)	70.1	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	26.9	0.0	26.9		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 54,732 million and CHF 76,104 million of the total net amount as of December 31, 2014 and 2013, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	2014						2013
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	30.9	6.5		0.1		24.3	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	91.3	91.3		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	20.9	20.3		0.0		0.6	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	143.1	118.1		0.1		24.9	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	28.3	8.5		0.0		19.8	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	38.0	38.0		0.0		0.0	59.7	59.7		0.0		0.0
Securities lending transactions	7.8	7.6		0.0		0.2	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	18.8	18.1		0.0		0.7	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	92.9	72.2		0.0		20.7	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of >>>CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

27 Tax
Details of current and deferred taxes
in	2014	2013	2012
Current and deferred taxes (CHF million)
Switzerland	99	12	140
Foreign	622	569	580
Current income tax expense	721	581	720
Switzerland	(321)	22	(123)
Foreign	1,005	673	(132)
Deferred income tax expense/(benefit)	684	695	(255)
Income tax expense	1,405	1,276	465
Income tax expense on discontinued operations	40	75	31
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	4	1	0
Cumulative translation adjustment	(117)	44	(12)
Unrealized gains/(losses) on securities	5	(12)	6
Actuarial gains/(losses)	(375)	388	1
Net prior service credit/(cost)	(11)	(25)	63
Share-based compensation and treasury shares	71	0	(50)
Reconciliation of taxes computed at the Swiss statutory rate
in	2014	2013	2012
Income from continuing operations before taxes (CHF million)
Switzerland	401	642	1,680
Foreign	3,226	3,454	510
Income from continuing operations before taxes	3,627	4,096	2,190
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	798	901	482
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	314	189	242
Non-deductible amortization of other intangible assets and goodwill impairment	6	25	2
Other non-deductible expenses	666	492	393
Additional taxable income	4	2	11
Lower taxed income	(272)	(381)	(422)
Income taxable to noncontrolling interests	(163)	(252)	(117)
Changes in tax law and rates	151	184	182
Changes in deferred tax valuation allowance	1,064	385	13
Change in recognition of outside basis difference	(450)	0	0
Tax deductible impairments of Swiss subsidiary investments	(555)	(268)	(161)
Other	(158)	(1)	(160)
Income tax expense	1,405	1,276	465

2014
Foreign tax rate differential of CHF 314 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,627 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 666 million included the impact of CHF 390 million relating to the non-deductible portion of the litigation provisions and settlement charges, non-deductible interest expenses of CHF 179 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 59 million, and other various smaller non-deductible expenses of CHF 38 million.
Lower taxed income of CHF 272 million included a tax benefit of CHF 84 million related to non-taxable dividend income, CHF 56 million related to non-taxable life insurance income, CHF 35 million in respect of income taxed at rates lower than the statutory tax rate, CHF 34 million related to exempt offshore income and various smaller items.
Changes in tax law and rates of CHF 151 million reflected a tax expense related to the change in New York state tax law.
Changes in deferred tax valuation allowances of CHF 1,064 million included the net impact of the increase of valuation allowances of CHF 427 million, mainly in respect of six of the Group’s operating entities, three in the UK and one in each of Germany, Italy and Switzerland, relating to current year earnings. Additionally, 2014 included an increase in valuation allowance for previously recognized deferred tax assets in respect of two of the Group’s operating entities in the UK of CHF 662 million. Also included was a tax benefit of CHF 25 million resulting from the release of valuation allowances on deferred tax assets from one of the Group’s operating entities in Spain.
Change in recognition of outside basis difference of CHF 450 million reflected a tax benefit related to the enactment of a Swiss GAAP change impacting the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 158 million included a tax benefit of CHF 189 million following audit closures and tax settlements, together with a benefit of CHF 7 million relating to the decrease of tax contingency accruals, partially offset by CHF 30 million return to accrual adjustments and a tax expense of CHF 27 million relating to non-recoverable foreign and withholding taxes. The remaining balance included various smaller items.
2013
Foreign tax rate differential of CHF 189 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,242 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 492 million included non-deductible interest expenses of CHF 247 million, non-taxable offshore expenses of CHF 9 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 93 million, non-deductible provision accruals of CHF 103 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 381 million included a net tax benefit of CHF 49 million resulting from the reversal of a deferred tax liability previously recorded to cover for a taxable timing difference related to a re-investment relief. In addition, 2013 included a Swiss income tax benefit of CHF 41 million as a result of foreign branch earnings beneficially impacting the earnings mix, a tax benefit of CHF 61 million related to non-taxable life insurance income, CHF 56 million related to exempt offshore income, CHF 45 million in respect of non-taxable dividend income, CHF 18 million related to non-taxable foreign exchange gains, CHF 67 million related to tax credits and CHF 19 million related to permanent tax benefits from tax deductible goodwill amortization. The remaining balance included various smaller items.
Changes in tax law and rates of CHF 184 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 385 million included the impact of the increase of valuation allowances of CHF 249 million, mainly in respect of four of the Group’s operating entities, three in Europe and one in Asia, relating to current year earnings. Additionally, 2013 included an increase in valuation allowance for previously recognized deferred tax assets in respect of one of the Group’s operating entities in the UK of CHF 278 million. Also included was a tax benefit of CHF 143 million resulting from the release of valuation allowances on deferred tax assets, mainly for two of the Group’s operating entities, one in Japan and one in the UK.
Other of CHF 1 million included a tax benefit of CHF 57 million relating to the current year’s earnings mix and the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to deferred tax assets and a CHF 36 million income tax benefit following a change in the tax status of one of the Group’s US entities, offset by a tax expense of CHF 44 million relating to the increase of tax contingency accruals and a tax expense of CHF 56 million relating to non-recoverable foreign and withholding taxes. The remaining balance included various smaller items.

2012
Foreign tax rate differential of CHF 242 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 448 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 393 million included non-deductible interest expenses of CHF 259 million, non-taxable offshore expenses of CHF 8 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 422 million included a Swiss income tax benefit of CHF 114 million as a result of foreign branch earnings beneficially impacting the earnings mix. In addition, 2012 included a tax benefit of CHF 48 million related to non-taxable life insurance income, CHF 29 million related to exempt offshore income, CHF 40 million in respect of non-taxable dividend income, CHF 11 million related to non-taxable foreign exchange gains and CHF 100 million related to tax credits. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 182 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 13 million included an increase to the valuation allowance of CHF 834 million in respect of five of the Group’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. Additionally, 2012 included a tax benefit of CHF 820 million resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US.
Other of CHF 160 million included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. Also included was a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement and CHF 40 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.
As of December 31, 2014, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.8 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Details of the tax effect of temporary differences
end of	2014	2013
Tax effect of temporary differences (CHF million)
Compensation and benefits	2,373	2,113
Loans	231	363
Investment securities	882	1,651
Provisions	1,658	1,874
Derivatives	121	143
Real estate	277	240
Net operating loss carry-forwards	6,232	4,433
Other	99	189
Gross deferred tax assets before valuation allowance	11,873	11,006
Less valuation allowance	(4,107)	(2,705)
Gross deferred tax assets net of valuation allowance	7,766	8,301
Compensation and benefits	(164)	(422)
Loans	(40)	(109)
Investment securities	(619)	(1,099)
Provisions	(448)	(397)
Business combinations	(1)	0
Derivatives	(168)	(193)
Leasing	(23)	(53)
Real estate	(62)	(76)
Other	(211)	(161)
Gross deferred tax liabilities	(1,736)	(2,510)
Net deferred tax assets	6,030	5,791
The increase in net deferred tax assets from 2013 to 2014 of CHF 239 million was primarily due to the impact of total CHF 799 million from the recognition and re-measurement of deferred tax balances in Switzerland and the release of valuation allowances in Spain, the tax impacts directly recorded in equity, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 460 million, and foreign exchange translation gains of CHF 447 million, which are included within the currency translation adjustments recorded in AOCI. These increases were partially offset by taxable income in 2014, reducing deferred tax assets by CHF 654 million and the recognition of a valuation allowance against pre-existing deferred tax assets, mainly in the UK, of CHF 662 million. In addition, the movement also included a decrease of deferred tax assets of CHF 151 million as a result of changes to the corporation tax law in New York.
The most significant net deferred tax assets arise in the US, Switzerland and UK and these decreased from CHF 5,732 million, net of a valuation allowance of CHF 1,713 million as of the end of 2013, to CHF 5,592 million, net of a valuation allowance of CHF 3,184 million as of the end of 2014.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 4.1 billion as of December 31, 2014 compared to CHF 2.7 billion as of December 31, 2013.

Amounts and expiration dates of net operating loss carry-forwards
end of 2014	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	48
Due to expire within 2 to 5 years	12,881
Due to expire within 6 to 10 years	2,431
Due to expire within 11 to 20 years	3,756
Amount due to expire	19,116
Amount not due to expire	15,475
Total net operating loss carry-forwards	34,591
Movements in the valuation allowance
in	2014	2013	2012
Movements in the valuation allowance (CHF million)
Balance at beginning of period	2,705	2,554	2,690
Net changes	1,402	151	(136)
Balance at end of period	4,107	2,705	2,554
As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, the UK and Switzerland. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.
The Group does not expect the SNB decision in January 2015 to discontinue the minimum exchange rate of CHF 1.20 per euro and to increase negative interest rates will lead to a material impact on the evaluation of the carrying value of the Group’s deferred tax asset position.
Tax benefits associated with share-based compensation
in	2014	2013	2012
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	505	483	597
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(70)	(24)	41
Tax benefits in respect of tax on dividend equivalent payments	1	22	12
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 0.9 billion for 2014 and 2013, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 229 million tax benefit will be recorded in additional paid-in capital.
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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2014	2013	2012
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	423	420	373
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	2	4	33
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(47)	(8)	(58)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	39	46	39
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(10)	0	(4)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(24)	(5)	(43)
Other (including foreign currency translation)	6	(34)	80
Balance at end of period	389	423	420
of which, if recognized, would affect the effective tax rate	389	417	414
Interest and penalties
in	2014	2013	2012
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	16	7	(13)
Interest and penalties recognized in the consolidated balance sheets	86	69	69
Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date.
It is reasonably possible that there will be a decrease of between zero and CHF 55 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2009; Japan – 2009; the UK – 2006; the US – 2006; and the Netherlands – 2005.

28 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. Special deferred compensation granted as part of a contractual obligation is typically used to compensate new senior employees in a single year for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees.
Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, two-year moratorium periods on early retirement and certain other terms. All deferred compensation plans are subject to non-compete and non-solicit provisions. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding.
The following tables show the compensation expense for deferred compensation awards granted in 2014 and prior years that was recognized in the consolidated statements of operations during 2014, 2013 and 2012, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2014 and prior years outstanding as of December 31, 2014 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2015 began in 2015 and thus had no impact on the 2014 consolidated financial statements.
Deferred compensation expense
in	2014	2013	2012
Deferred compensation expense (CHF million)
Share awards	939	814	786
Performance share awards	611	590	366
Contingent Capital Awards	214	–	–
Capital Opportunity Facility awards	13	–	–
Plus Bond awards [1]	36	37	–
2011 Partner Asset Facility awards [2]	7	77	677
Adjustable Performance Plan share awards [3]	0	31	74
Adjustable Performance Plan cash awards [3]	0	4	286
Restricted Cash Awards	92	145	165
Scaled Incentive Share Units [3]	(3)	41	97
Incentive Share Units [4]	0	(3)	62
2008 Partner Asset Facility awards [5]	87	93	173
Other cash awards	404	434	362
Discontinued operations	(8)	(21)	(23)
Total deferred compensation expense	2,392	2,242	3,025

Total shares delivered (million)
Total shares delivered	37.1	33.7	31.6
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the CCA conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Includes forfeitures.
5 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2014
Estimated unrecognized compensation expense (CHF million)
Share awards	762
Performance share awards	231
Contingent Capital Awards	210
Capital Opportunity Facility awards	5
Plus Bond awards	4
Restricted Cash Awards	41
Other cash awards	166
Total	1,419

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2015 for 2014.

Deferred compensation awards for 2014
In January 2015, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent.
Share awards
Share awards granted in January 2015 are similar to those granted in January 2014. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Share awards granted in January 2011 vest over a four-year period. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share, are subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On January 16, 2015, the Group granted 37.2 million share awards with a total value of CHF 642 million. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the two business days ended January 16, 2015. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value of each share award was CHF 16.94 on the grant date. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2015, 2016 and 2017 of CHF 0.66, CHF 1.03 and CHF 1.39, respectively. The estimated unrecognized compensation expense of CHF 643 million was determined based on the fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules. On January 16, 2014 and January 17, 2013, the Group granted 30.2 million and 37.9 million share awards with a total value of CHF 827 million and CHF 950 million, and a fair value of each share award granted of CHF 28.13, the Group’s closing share price on the grant date discounted for future expected dividends, and CHF 26.44, the closing share price on the grant date, respectively.
In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of unrestricted cash to senior employees in a number of EU countries. For 2014, 2013 and 2012, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years, depending on the location, after which they are no longer subject to restrictions. On January 16, 2015, the Group granted 1.6 million blocked shares with a total value of CHF 36 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2014. On January 16, 2014 and January 17, 2013, the Group granted 0.6 million and 0.2 million blocked shares with a total value of CHF 18 million and CHF 6 million, respectively.
Share award activities
	2014		2013		2012
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	72.9	30.09	55.8	34.28	48.1	41.91
Granted	37.6	27.60	40.4	26.43	25.1	23.44
Settled	(29.5)	30.43	(20.0)	34.09	(14.9)	40.20
Forfeited	(3.9)	32.20	(3.3)	31.80	(2.5)	37.36
Balance at end of period	77.1	28.64	72.9	30.09	55.8	34.28
of which vested	6.2	–	5.8	–	3.9	–
of which unvested	70.9	–	67.1	–	51.9	–

Performance share awards
Members of the Executive Board, managing directors and all material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards, which are subject to explicit performance-related clawback provisions. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, outstanding performance shares are subject to a negative adjustment in the event of a divisional loss, unless there is a negative ROE that would call for a negative adjustment greater than the divisional adjustment for the year, in which case the negative adjustment is based on a negative ROE. For employees in Shared Services, the negative adjustment only applies in the event of a negative ROE and is not linked to the performance of the divisions.
The performance share awards granted in 2015 are identical to those granted in 2014, 2013 and 2012, with the exception of the performance criteria, which in 2015 and 2014 were based on strategic ROE, compared to the performance criteria in 2013 and 2012, which were based on underlying ROE and reported ROE, respectively.
On January 16, 2015, the Group granted 30.7 million performance share awards with a total value of CHF 529 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the two business days ended January 16, 2015. The fair value of each performance share award was CHF 16.94 on the grant date. Performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2015, 2016 and 2017 of CHF 0.66, CHF 1.03 and CHF 1.39, respectively. The estimated unrecognized compensation expense of CHF 533 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period. On January 16, 2014 and January 17, 2013, the Group granted 24.2 million and 26.4 million performance share awards with a total value of CHF 663 million and CHF 660 million and a fair value of each performance share award granted of CHF 28.13, the Group’s closing share price on the grant date discounted for future expected dividends, and CHF 26.44, the closing share price on the grant date, respectively.
Performance Share award activities
	2014		2013		2012
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	41.4	25.51	23.3	23.90	–	–
Granted	24.3	28.13	26.6	26.44	23.7	23.90
Settled	(16.0)	25.27	(7.6)	23.90	0.0	0.00
Forfeited	(1.5)	26.28	(0.9)	24.92	(0.4)	23.90
Balance at end of period	48.2	26.89	41.4	25.51	23.3	23.90
of which vested	3.3	–	2.7	–	0.9	–
of which unvested	44.9	–	38.7	–	22.4	–
Contingent Capital Awards
CCA were granted in January 2015 and 2014 as part of 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.85% and 4.75% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) or 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2015 and 2014, respectively, until settled. Employees who received compensation in Swiss francs could elect to receive CCA denominated in Swiss francs or US dollars, and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as additional tier 1 capital of the Group, the timing and form of distribution upon settlement is subject to approval by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The Group will determine that fair value at its discretion. The Group intends to grant CCA as one of its annual deferred variable compensation awards in future years.
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero if any of the following trigger events were to occur:
– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
On January 16, 2015, the Group awarded CHF 360 million of CCA that will be expensed over the three-year period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors. The estimated unrecognized compensation expense of CHF 418 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria, estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period. On January 16, 2014, the Group awarded CHF 391 million of CCA.
Plus Bond awards
Managing directors and directors in the Investment Banking division received a portion of their 2012 deferred variable compensation in the form of Plus Bond awards. The Plus Bond award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. Plus Bond award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The Plus Bond will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by the Group of USD 600 million. The value of the Plus Bond awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities that are held in inventory by various trading desks of the Investment Banking division. While the Plus Bond award is a cash-based instrument, the Group reserves the right to settle the award in Group shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, the Group retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes in capital treatment, exchange the award into Group shares. The Plus Bond award plan contributes to a reduction of the Group’s >>>risk-weighted assets and constitutes a risk transfer from the Group to the Plus Bond award holders.
The Plus Bonds provided to Investment Banking employees had a fair value of CHF 187 million and were fully vested and expensed on the grant date of December 31, 2012.
Managing directors and directors outside of the Investment Banking division were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the Plus Bond award. The Plus Bond awards resulting from the voluntary reallocation offer had a notional value of CHF 38 million, will vest on the third anniversary of the grant date in January 17, 2016 and will be expensed over the vesting period.
Restricted Cash Awards
Managing directors and directors in the Investment Banking division received the cash component of their 2012 variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on the grant date, but are subject to a pro-rata repayment by the employee in the event of voluntary resignation or termination for cause within three years of the award grant. The Restricted Cash Award is reported as part of the deferred compensation award for the Group even though the award is fully settled at grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions.
On January 17, 2013, the Group granted Restricted Cash Awards with a total value of CHF 299 million.
2011 Partner Asset Facility
As part of the 2011 annual compensation process, the Group awarded a portion of their deferred variable compensation for senior employees in the form of 2011 Partner Asset Facility (PAF2) units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s >>>derivative activities, including both current and possible future swaps and other derivative transactions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.
Employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. The PAF2 awards vested in the first quarter of 2012.
The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either the Group or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. PAF2 units are denominated in Swiss francs and US dollars. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% (Swiss franc-denominated awards) or 6.5% (US dollar-denominated awards) applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Group can settle the PAF2 units in cash or an equivalent value in shares at its discretion.
In January 2012, the Group awarded PAF2 units with a fair value of CHF 499 million and the associated compensation expenses were fully expensed in the first quarter of 2012, as the awards were fully vested as of March 31, 2012. Compensation expense will continue to be updated at each reporting period date to reflect any change in the underlying fair value of the PAF2 awards until the awards are finally settled.
PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility (COF): participants elect for their award to be referenced to a COF. The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elect to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates. Settlement is expected to occur in February 2016, subject to regulatory approvals.
In March 2014, 5,084 employees converted their PAF2 holdings of CHF 684 million into CCA (CHF 516 million) and COF (CHF 168 million).
Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred compensation plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan cash awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan) and 2010 (2010 Adjustable Performance Plan).
The 2009 Adjustable Performance Plan cash awards were fully vested and expensed as of December 31, 2012 and were delivered in the first half of 2013.
The 2010 Adjustable Performance Plan cash awards vest over a four-year period, with the final payout value subject to an upward or downward adjustment, depending on the financial performance of the specific business areas and the Group ROE. The adjustments are determined on an annual basis, increasing or decreasing the outstanding balances by a percentage equal to the reported ROE, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss, unless a negative ROE applies for that year and is greater than the divisional adjustment. For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding 2010 Adjustable Performance Plan cash awards are linked to the Group’s adjusted profit or loss and the Group ROE, but are not dependent upon the adjusted profit or loss of the business areas that they support.
In July 2012, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards at a conversion price of CHF 16.29. Adjustable Performance Plan holders elected to convert CHF 498 million of their Adjustable Performance Plan cash awards into the new Adjustable Performance Plan share awards during the election period, which represented an approximate conversion rate of 50%. Each Adjustable Performance Plan share award had a grant-date fair value of CHF 16.79 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original Adjustable Performance Plan cash award.
Upon conversion, CHF 453 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards was reclassified to total shareholders’ equity.
Adjustable Performance Plan share award activities
	2014		2013		2012
	Number of APP share awards in million		Number of APP share awards in million		Number of APP share awards in million
Adjustable Performance Plan share awards
Balance at beginning of period	14.5		30.8		–
Granted	0.8	[1]	1.2	[1]	31.0
Settled	(7.6)		(17.2)		0.0
Forfeited	(0.4)		(0.3)		(0.2)
Balance at end of period	7.3		14.5		30.8
of which vested	1.1		1.2		0.3
of which unvested	6.2		13.3		30.5
1
Represents additional units earned in the first quarter of 2014 and 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of the 2009 deferred compensation. SISUs are similar to Incentive Share Units (ISUs) (refer to Incentive Share Unit below) except with a four-year vesting period, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The SISU base unit vests equally on each of the four anniversaries of the grant date, whereas the SISU leverage unit will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to an average of the reported ROE. If the average ROE over the four-year vesting period is higher than a pre-set target established as of the grant date, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year vesting period will be determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the average ROE development (ROE multiplier). Group shares are delivered shortly after the SISU base component and SISU leverage component vest.
The number of additional shares per SISU was capped at a maximum of three times the grant date value, with a delivery of no more than three shares, prior to the application of the scaling factor, which can be as high as up to 2.5.
Scaled Incentive Share Unit activities
	2014	2013	2012
SISU awards (million)
Balance at beginning of period	4.7	9.6	14.7
Settled	(4.6)	(4.8)	(4.9)
Forfeited	(0.1)	(0.1)	(0.2)
Balance at end of period	0.0	4.7	9.6
of which vested	0.0	1.2	1.7
of which unvested	0.0	3.5	7.9
Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price, compared to predefined targets set on the grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price during the contractual term of the award versus the share price on the grant date. The ISU base unit vests equally on each of the three anniversaries of the grant date, whereas the ISU leverage unit will only vest on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and the ISU leverage units vest.
In 2013, the ISU leverage units granted for 2009 were settled but did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 53.71. In 2012, the ISU leverage units granted for 2008 were settled with a value for each outstanding leverage unit equivalent to 0.986 Group shares.
Incentive Share Unit activities
	2014	2013	2012
ISU awards (million)
Balance at beginning of period	1.2	3.6	13.3
Settled	(0.1)	(1.8)	(8.8)
Forfeited	(0.5)	(0.6)	(0.9)
Balance at end of period	0.6	1.2	3.6
of which vested	0.1	0.1	0.4
of which unvested	0.5	1.1	3.2
2008 Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of 2008 Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking.
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
The PAF awards, which have a contractual term of eight years, are fully vested. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.
In June 2012, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets. The new PAF awards are subject to the same contractual term, vesting period, performance criteria, settlement and other terms and conditions as the original PAF awards and constitute an additional risk transfer to employees on the expanded portfolio of assets that was removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage. As of the June 2012 election date, approximately 41% of employees holding PAF awards elected to exchange their existing PAF awards for the new PAF awards. Compensation expense for the new PAF awards will be updated at each reporting period date to reflect any change in the underlying fair value of the expanded portfolio of reference assets in addition to the original portfolio of PAF assets until the awards are finally settled. There was no impact on compensation expense on the exchange dates.
Other cash awards
Other cash awards consist of voluntary deferred compensation plans, systematic market making plans and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.
Delivered shares
In 2014, the majority of the Group’s share delivery obligation was covered by market purchases. During 2013 and 2012, share obligations were covered primarily through the issuances of shares from conditional capital. In the second half of 2013, the Group resumed purchasing shares in the market to cover a portion of its share delivery obligation. The Group intends to cover the majority of its future share delivery obligations through market purchases.
29 Related parties
Executive Board and Board of Directors loans
in	2014		2013	2012
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	10	[1]	8	22
Additions	3		4	3
Reductions	(8)		(2)	(17)
Balance at end of period	5	[1]	10	8
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	55	[2]	41	34
Additions	6		16	12
Reductions	(45)		(2)	(5)
Balance at end of period	16	[2]	55	41
1 The number of individuals with outstanding loans at the beginning and the end of the year was four and three , respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was five and three , respectively.
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities. Such loans are made to Executive Board and Board of Directors members on the same terms available to third-party clients or, in the case of loans to members of the Executive Board, pursuant to widely available employee benefit plans. The highest loan outstanding to an Executive Board member was USD 3 million to Joachim Oechslin as of December 31, 2014.
All mortgage loans to Executive Board members are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to Executive Board members as for other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Board of Directors members who were previously employees of the Group may still have outstanding loans, which were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to Board of Directors members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features.
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. All loans to members of the Executive Board, members of the Board of Directors or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. With the exception of the transactions described below, all other banking relationships with members of the Executive Board and the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. As of December 31, 2014, 2013 and 2012, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.
Related party transactions
Exchange of tier 1 capital instruments
In February 2011, the Group entered into definitive agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 high-trigger capital instruments (new Tier 1 Capital Notes). Under the agreements, QIA and The Olayan Group agreed to purchase USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (together, the Tier 1 Capital Notes), or in the event that the Tier 1 Capital Notes had been redeemed in full, for cash.
In July 2012, the Group entered into an amendment agreement with the entity affiliated with The Olayan Group to accelerate the exchange of USD 1.725 billion of the 11% tier 1 capital notes for an equivalent principal amount of new Tier 1 Capital Notes. In October 2013, based on the prior agreement with an entity affiliated with QIA, the Group exchanged such entity’s holding of USD 1.72 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes into equivalent principal amounts of new Tier 1 Capital Notes. These transactions were approved by FINMA.
Under their terms, the new Tier 1 Capital Notes will be converted into Group ordinary shares if the Group’s reported CET1 ratio, as determined under >>>Basel Committee on Banking Supervision (BCBS) regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at the Group’s request, has agreed on or prior to the publication of the Group’s quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that the Group requires public sector capital support, to prevent the Group from becoming insolvent, bankrupt or unable to pay a material amount of the Group’s debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, the Group’s reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of the Group’s ordinary shares over a five-day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the new Tier 1 Capital Notes delivered in the exchange as well as the remaining new Tier 1 Capital Notes that were exchanged in October 2013 was adjusted to match the conversion price of the MACCS described below. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by the Group no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5. billion new Tier  1 Capital Notes at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of the Group’s current Board of Directors member Mr. Bin Hamad J.J. Al Thani and the Group’s then Board of Directors member Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board of Directors (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board of Directors and no other person affiliated with The Olayan Group has been elected as a Board of Directors member.
Settlement of mandatory and contingent convertible securities
In July 2012, the Group issued CHF 3.8 billion mandatory and contingent convertible securities (MACCS) that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price corresponded to 95% of the volume weighted average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with QIA and The Olayan Group, which also have been deemed by the Group to be related parties of the Group’s current Board of Directors’ member Mr. Bin Hamad J.J. Al Thani and the Group’s then Board of Directors member Mr. Syriani. In addition to QIA and The Olayan Group, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which, like QIA and The Olayan Group, have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS were equally applicable to all purchasers.

Plus Bonds
In 2013, the Group awarded Plus Bonds to certain employees as deferred variable compensation in respect of their 2012 compensation. The Group provided members of the Executive Board who did not participate in the structuring of the Plus Bond the opportunity to invest their own funds in instruments with substantially the same terms as the Plus Bond awards granted to employees. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.
Liabilities due to own pension funds
Liabilities due to the Group’s own defined benefit pension funds as of December 31, 2014 and 2013 of CHF 3,131 million and CHF 3,381 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets. Certain unconsolidated SPEs wholly owned by the Group had liabilities to the pension funds of the Group with notional values of CHF 80 million and CHF 77 million as of December 31, 2014 and 2013, respectively.
Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2014	2013	2012
Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)
Balance at beginning of period	10	12	13
Net borrowings/(repayments)	3	(2)	(1)
Balance at end of period	13	10	12
30 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans such as post-retirement health care.
Defined contribution pension plans
Defined contribution plans provide each participant with an individual account. The benefits to be provided to a participant are solely based on the contributions made to that employee’s account and are affected by income, expenses and gains and losses allocated to the account. As such, there are no stipulations of a defined annuity benefit at retirement and the participants bear the full actuarial as well as investment risk.
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2014, 2013 and 2012, the Group contributed to these plans and recognized as expense CHF 182 million, CHF 179 million and CHF 221 million, respectively.
Defined benefit pension and other Post-Retirement benefit plans
Defined benefit pension plans
Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee’s retirement. These benefits are usually determined by taking into account the employee’s salary, years of service and age of retirement. Retirees bear neither the actuarial risk (for example, the risk that the retirees of the plan live longer than expected), nor the investment risk (that is, that plan assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions). The Group’s funding policy for these plans is in accordance with local laws and tax requirements.
Swiss pension plan
The Group’s most significant defined benefit pension plan is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under Swiss law. Historically, this plan provided traditional defined benefit pensions under the annuity section. In 2010, a new savings section was introduced and as of January 1, 2013, all active employees were transferred to the savings section and the annuity section has ceased accruing new benefits. In the savings section, the benefits are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2014 and 2013, the Group’s pension plan in Switzerland comprised 77% and 79%, respectively, of all the Group’s employees participating in defined benefit plans, 80% and 83%, respectively, of the >>>fair value of plan assets, and 81% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
International pension plans
Various defined benefit pension plans cover the Group’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. The Group’s principal defined benefit pension plans outside Switzerland are located in the US and in the UK. Both plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.
Other post-retirement defined benefit plans
In the US, the Group’s defined benefit plans provide post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health and welfare benefits after the employee retires. The Group’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.
Benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.
Components of total benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2014	2013	2012	2014	2013	2012	2014	2013	2012
Total benefit costs (CHF million)
Service costs on benefit obligation	253	347	347	19	24	30	0	0	1
Interest costs on benefit obligation	338	304	378	134	122	127	7	8	8
Expected return on plan assets	(547)	(575)	(617)	(178)	(161)	(164)	0	0	0
Amortization of recognized prior service cost/(credit)	(88)	(92)	(52)	0	0	(1)	(9)	0	(2)
Amortization of recognized actuarial losses/(gains)	137	258	144	52	79	74	9	13	13
Net periodic benefit costs	93	242	200	27	64	66	7	21	20
Settlement losses/(gains)	44	40	90	(2)	0	0	0	0	0
Curtailment losses/(gains)	(9)	(28)	(35)	0	0	0	0	0	0
Special termination benefits	17	19	19	0	0	0	0	0	0
Total benefit costs	145	273	274	25	64	66	7	21	20
Total benefit costs reflected in compensation and benefits – other for 2014, 2013 and 2012 were CHF 177 million, CHF 358 million and CHF 360 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures including headcount reduction. This resulted in curtailment gains of CHF 9 million, CHF 28 million and CHF 35 million in 2014, 2013 and 2012, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 44 million, CHF 40 million and CHF 90 million in 2014, 2013 and 2012, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 17 million, CHF 19 million and CHF 19 million have been recognized in 2014, 2013 and 2012, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2014	2013	2014	2013	2014	2013
PBO (CHF million) [1]
Beginning of the measurement period	13,473	14,296	2,843	2,773	168	180
Plan participant contributions	200	209	0	0	0	0
Service cost	253	347	19	24	0	0
Interest cost	338	304	134	122	7	8
Plan amendments	0	0	0	0	(32)	0
Settlements	(169)	(208)	(4)	(4)	0	0
Curtailments	(16)	(5)	0	(2)	0	0
Special termination benefits	17	19	1	1	0	0
Actuarial losses/(gains)	2,280	(736)	463	69	25	(8)
Benefit payments	(715)	(753)	(109)	(97)	(8)	(8)
Exchange rate losses/(gains)	0	0	192	(43)	18	(4)
End of the measurement period	15,661	13,473	3,539	2,843	178	168
Fair value of plan assets (CHF million)
Beginning of the measurement period	14,912	14,340	3,007	2,893	0	0
Actual return on plan assets	970	913	637	183	0	0
Employer contributions	437	411	135	67	8	8
Plan participant contributions	200	209	0	0	0	0
Settlements	(169)	(208)	(2)	(4)	0	0
Benefit payments	(715)	(753)	(109)	(97)	(8)	(8)
Exchange rate gains/(losses)	0	0	208	(35)	0	0
End of the measurement period	15,635	14,912	3,876	3,007	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	(26)	1,439	337	164	(178)	(168)
Funded status recognized in the consolidated balance sheet as of December 31	(26)	1,439	337	164	(178)	(168)
Total amount recognized (CHF million)
Noncurrent assets	0	1,439	822	520	0	0
Current liabilities	0	0	(8)	(8)	(10)	(8)
Noncurrent liabilities	(26)	0	(477)	(348)	(168)	(160)
Total amount recognized in the consolidated balance sheet as of December 31	(26)	1,439	337	164	(178)	(168)
ABO (CHF million) [2]
End of the measurement period	15,110	13,043	3,469	2,785	178	168
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2014 and 2013, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures. Due to a plan amendment in the US postretirement medical plan, the PBO of this plan decreased CHF 32 million in 2014. Under the amended plan, the Group will no longer pay for future medical claims for covered retirees older than 65 years and will instead provide a flat subsidy to these retirees to purchase their own medical insurance.
The total net amount recognized in the consolidated balance sheets as of December 31, 2014 and 2013 was a net overfunding of CHF 133 million and CHF 1,435 million, respectively.
In 2015, the Group expects to contribute CHF 398 million to the Swiss and international defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2014 and 2013, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2014	2013	2014	2013		2014	2013	2014	2013
CHF million
PBO	15,661	0	1,671	1,334		0	0	1,655	1,319
ABO	15,110	0	1,637	1,307		0	0	1,627	1,298
Fair value of plan assets	15,635	0	1,187	978		0	0	1,173	964
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2014	2013	2014	2013	2014	2013
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(3,960)	(2,717)	(50)	(40)	(4,010)	(2,757)
Prior service credit/(cost)	435	512	17	3	452	515
Total	(3,525)	(2,205)	(33)	(37)	(3,558)	(2,242)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2014 and 2013, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2015.

Amounts recognized in other comprehensive income
	Defined benefit pension plans				Other post-retirement defined benefit plans
in	Gross	Tax		Net	Gross	Tax	Net	Total net
2014 (CHF million)
Actuarial gains/(losses)	(1,861)	424		(1,437)	(25)	9	(16)	(1,453)
Prior service credit/(cost)	0	0		0	32	(12)	20	20
Amortization of actuarial losses/(gains)	189	(43)		146	9	(3)	6	152
Amortization of prior service cost/(credit)	(88)	18		(70)	(9)	3	(6)	(76)
Immediate recognition due to curtailment/settlement	51	(10)		41	0	0	0	41
Total amounts recognized in other comprehensive income	(1,709)	389		(1,320)	7	(3)	4	(1,316)
2013 (CHF million)
Actuarial gains/(losses)	1,027	(288)	[1]	739	8	(3)	5	744
Amortization of actuarial losses/(gains)	337	(83)		254	13	(5)	8	262
Amortization of prior service cost/(credit)	(92)	20		(72)	0	0	0	(72)
Immediate recognition due to curtailment/settlement	18	(3)		15	0	0	0	15
Total amounts recognized in other comprehensive income	1,290	(354)		936	21	(8)	13	949
1
Includes the impact from the valuation allowance recognized on deferred tax assets on one of the Group's entities in the UK, offsetting the tax benefit of CHF 37 million attributable to the UK pension plan.

Amounts in AOCI, net of tax, expected to be amortized in 2015
in 2015	Defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	335	8
Amortization of prior service cost/(credit)	(68)	(13)
Total	267	(5)
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they are in line with the expected market averages and benchmarks, the expected trend in the market and historical rates, particularly plan experience.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net periodic benefit cost (%)
Discount rate	2.60	2.20	2.80	4.71	4.47	4.78	5.10	4.30	4.70
Salary increases	1.20	1.20	1.40	4.31	4.02	4.03	–	–	–
Expected long-term rate of return on plan assets	3.75	4.00	4.25	6.16	6.18	6.43	–	–	–
Benefit obligation (%)
Discount rate	1.25	2.60	2.20	3.82	4.71	4.47	4.20	5.10	4.30
Salary increases	1.00	1.20	1.20	4.19	4.31	4.02	–	–	–

Net periodic benefit cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due.
As a result of the Swiss National bank announcement in January 2015 to further lower interest rates, the reduction in applicable discount rates in January would have reduced our US GAAP equity and CET1 capital by approximately CHF 600 million as of the end of January 31, 2015.
The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.
The expected long-term rate of return on plan assets, which is used to calculate the expected return on plan assets as a component of the net periodic benefit costs, reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets and the rates of return expected to be available for reinvestment.
The expected long-term rate of return on plan assets is based on total return forecasts, expected volatility and correlation estimates, reflecting interrelationships between and within asset classes held. Where possible, similar, if not related, approaches are followed to forecast returns for the various asset classes.
The expected long-term rate of return on debt securities reflects both accruing interest and price returns. The probable long-term relationship between the total return and certain exogenous variables is used, which links the total return forecasts on debt securities to forecasts of the macroeconomic environment.
The expected long-term rate of return on equity securities is based on a two-stage dividend discount model which considers economic and market forecasts to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.
The expected long-term rate of return on real estate is based on economic models that reflect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.
The expected long-term rate of return on private equity and hedge funds is estimated by determining the key factors in their historical performance using private equity and hedge fund benchmarks and indices. To capture these factors, multiple linear regression models with lagged returns are used.
Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of the health care cost trend rates assumed and the sensitivity of a one percentage point increase or decrease of the rate.
Health care cost trend rates and sensitivity
in / end of	2014	2013	2012
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	8.00	9.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	1.3	1.4
One percentage point decrease in health care cost trend rates	(0.3)	(1.0)	(1.1)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	5	23	27
One percentage point decrease in health care cost trend rates	(4)	(19)	(22)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5 % by 2021.
The annual health care cost trend rate used to determine the defined benefit cost for 2015 is 8.00%.
Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to meet or outperform plan liabilities over the long term. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across different geographic regions as well as across growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. >>>Derivatives may be used to hedge or increase market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. At times of major market uncertainties and stress, these guidelines may be further restricted.
As of December 31, 2014 and 2013, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 134 million and CHF 129 million, respectively, and the total fair value of Group equity securities and options was CHF 131 million and CHF 147 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 34 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2014 and 2013, for the Group’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
end of	2014				2013
	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	2,983	0	0	2,983	3,335		35		0	3,370
Debt securities	421	2,939	0	3,360	415		2,978		0	3,393
of which governments	338	0	0	338	395		0		0	395
of which corporates	83	2,939	0	3,022	20		2,978		0	2,998
Equity securities	2,545	2,222	0	4,767	2,224		2,321		0	4,545
Real estate	0	534	1,146	1,680	0		564		1,125	1,689
of which direct	0	0	1,146	1,146	0		0		1,123	1,123
of which indirect	0	534	0	534	0		564		2	566
Alternative investments	508	87	2,250	2,845	0		1,178		737	1,915
of which private equity	0	0	692	692	0		0		607	607
of which hedge funds	0	0	953	953	0		1,086		0	1,086
of which other	508	87	605	1,200	0		92	[1]	130	222
Switzerland	6,457	5,782	3,396	15,635	5,974		7,076		1,862	14,912
Cash and cash equivalents	191	88	0	279	66		333		0	399
Debt securities	189	1,590	267	2,046	335		1,017		177	1,529
of which governments	8	562	0	570	335		30		0	365
of which corporates	181	1,028	267	1,476	0		987		177	1,164
Equity securities	216	666	0	882	172		441		0	613
Real estate – indirect	0	0	117	117	0		0		94	94
Alternative investments	0	386	58	444	(23)		290		7	274
of which hedge funds	0	111	58	169	0		264		3	267
of which other	0	275	0	275	(23)	[1]	26	[1]	4	7
Other investments	0	108	0	108	0		98		0	98
International	596	2,838	442	3,876	550		2,179		278	3,007
Total plan assets at fair value	7,053	8,620	3,838	19,511	6,524		9,255		2,140	17,919
1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2014 (CHF million)
Debt securities – corporates	177	2	0	(13)	17	65	19	267
Real estate	1,219	0	(2)	32	0	3	11	1,263
of which direct	1,123	0	0	23	0	0	0	1,146
of which indirect	96	0	(2)	9	0	3	11	117
Alternative investments	744	1,378	(5)	79	(1)	112	1	2,308
of which private equity	607	0	(1)	40	0	46	0	692
of which hedge funds	3	953	0	(10)	(1)	65	1	1,011
of which other	134	425	(4)	49	0	1	0	605
Total plan assets at fair value	2,140	1,380	(7)	98	16	180	31	3,838
of which Switzerland	1,862	1,378	(2)	111	0	47	0	3,396
of which International	278	2	(5)	(13)	16	133	31	442
2013 (CHF million)
Debt securities – corporates	71	1	(1)	5	0	103	(2)	177
Real estate	1,169	0	0	52	0	0	(2)	1,219
of which direct	1,078	0	0	45	0	0	0	1,123
of which indirect	91	0	0	7	0	0	(2)	96
Alternative investments	696	149	(147)	37	7	15	(13)	744
of which private equity	666	0	(147)	45	1	47	(5)	607
of which hedge funds	30	2	0	(3)	2	(27)	(1)	3
of which other	0	147	0	(5)	4	(5)	(7)	134
Total plan assets at fair value	1,936	150	(148)	94	7	118	(17)	2,140
of which Switzerland	1,742	147	(147)	87	0	42	(9)	1,862
of which International	194	3	(1)	7	7	76	(8)	278
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
Alternative investments
Private equity includes direct investments, investments in partnerships that make private equity and related investments in various portfolio companies and funds and fund of funds partnerships. Private equity consists of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based on publicly available quotes with appropriate adjustments for liquidity or trading restrictions. Private equity is valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity for which a fair value is not readily determinable is measured at fair value using NAV provided by the general partner.
Hedge funds that are not directly quoted on a public stock exchange, and/or for which a fair value is not readily determinable, are measured at fair value using NAV provided by the fund administrator.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation
	Switzerland		International
December 31	2014	2013	2014	2013
Weighted-average plan asset allocation (%)
Cash and cash equivalents	19.1	22.6	7.2	13.3
Debt securities	21.5	22.8	52.7	50.7
Equity securities	30.5	30.4	22.8	20.4
Real estate	10.7	11.3	3.0	3.1
Alternative investments	18.2	12.9	11.5	9.2
Insurance	0.0	0.0	2.8	3.3
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2015 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2015.
Weighted-average target plan asset allocation for 2015
	Switzerland	International
2015 (%)
Cash and cash equivalents	10.0	0.3
Debt securities	35.0	59.4
Equity securities	30.0	24.3
Real estate	12.0	2.8
Alternative investments	13.0	10.4
Insurance	0.0	2.8
Total	100.0	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	Defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2015	1,206	10
2016	938	10
2017	911	11
2018	897	11
2019	938	12
For five years thereafter	5,037	59

31 Derivatives and hedging activities
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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2014, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
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
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 34 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2014	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,379.0	398.6	391.9	51.1	2.6	1.3
Options bought and sold (OTC)	3,582.9	66.2	63.9	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,019.6	470.3	461.5	51.1	2.6	1.3
Forwards	2,132.9	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,603.4	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	236.8	10.8	9.9	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	947.6	30.4	31.0	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,980.3	626.9	630.7	74.8	2.6	1.7
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.1 billion, CHF 629.5 billion and CHF 632.4 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2013	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Fair value hedges
in	2014	2013	2012
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(231)	437	834
Foreign exchange products	3	(9)	(13)
Total	(228)	428	821
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	227	(435)	(878)
Foreign exchange products	(3)	9	13
Total	224	(426)	(865)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(4)	2	(44)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2014		2013		2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	40		7		8
Foreign exchange products	(43)		13		30
Total	(3)		20		38
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	21		3		0
Foreign exchange products	(8)	[2]	(3)	[3]	0
Total	13		0		0
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion	(1)		1		0
1 Included in trading revenues.
2 Included in other revenues and total other operating expenses.
3 Included in other revenues.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 31 million.
Net investment hedges
in	2014	2013	2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(1,672)	504	(81)
Total	(1,672)	504	(81)
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	2	75
Total	0	2	75
Represents gains/(losses) on effective portion.
1 Included in other revenues.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	2014				2013
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	14.0	0.8	0.3	15.1	11.7	1.1	0.1	12.9
Collateral posted	12.2	0.9	–	13.1	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.7	0.5	0.1	1.3	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.2	0.8	0.2	3.2	2.3	1.1	0.0	3.4
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
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information on netting.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.
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
The Group also considers estimated recoveries that it would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.
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
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 12.6 billion and CHF 7.4 billion as of December 31, 2014 and 2013, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of	2014						2013
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(266.5)	254.0		(12.5)	32.7	4.5	(305.9)	287.9		(18.0)	37.7	5.2
Non-investment grade	(103.9)	99.9		(4.0)	13.5	0.1	(108.7)	104.9		(3.8)	10.5	2.5
Total single-name instruments	(370.4)	353.9		(16.5)	46.2	4.6	(414.6)	392.8		(21.8)	48.2	7.7
of which sovereign	(76.2)	73.0		(3.2)	8.6	(1.1)	(88.1)	85.0		(3.1)	8.9	(0.4)
of which non-sovereign	(294.2)	280.9		(13.3)	37.6	5.7	(326.5)	307.8		(18.7)	39.3	8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(162.2)	159.9		(2.3)	56.2	2.2	(219.1)	212.1		(7.0)	47.3	3.3
Non-investment grade	(53.4)	51.1	[3]	(2.3)	12.1	1.0	(65.0)	59.0	[3]	(6.0)	13.5	1.5
Total multi-name instruments	(215.6)	211.0		(4.6)	68.3	3.2	(284.1)	271.1		(13.0)	60.8	4.8
of which sovereign	(7.3)	7.2		(0.1)	1.1	0.0	(10.8)	10.9		0.1	1.1	0.0
of which non-sovereign	(208.3)	203.8		(4.5)	67.2	3.2	(273.3)	260.2		(13.1)	59.7	4.8
Total instruments (CHF billion)
Investment grade [2]	(428.7)	413.9		(14.8)	88.9	6.7	(525.0)	500.0		(25.0)	85.0	8.5
Non-investment grade	(157.3)	151.0		(6.3)	25.6	1.1	(173.7)	163.9		(9.8)	24.0	4.0
Total instruments	(586.0)	564.9		(21.1)	114.5	7.8	(698.7)	663.9		(34.8)	109.0	12.5
of which sovereign	(83.5)	80.2		(3.3)	9.7	(1.1)	(98.9)	95.9		(3.0)	10.0	(0.4)
of which non-sovereign	(502.5)	484.7		(17.8)	104.8	8.9	(599.8)	568.0		(31.8)	99.0	12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2014	2013
Credit derivatives (CHF billion)
Credit protection sold	586.0	698.7
Credit protection purchased	564.9	663.9
Other protection purchased	114.5	109.0
Other instruments [1]	22.1	11.7
Total credit derivatives	1,287.5	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2014 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0
2013 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

32 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2014 (CHF million)
Credit guarantees and similar instruments	2,495	733	257	601	4,086	3,846		30	1,657
Performance guarantees and similar instruments	4,899	1,284	1,203	106	7,492	6,625		43	3,188
Securities lending indemnifications	12,257	0	0	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	6,157	986	1,816	33,558	33,558		954	–	[3]
Other guarantees	3,592	791	233	397	5,013	5,007		44	2,805
Total guarantees	47,842	8,965	2,679	2,920	62,406	61,293		1,071	19,907
2013 (CHF million)
Credit guarantees and similar instruments [4]	2,688	621	336	569	4,214	4,066		14	2,333
Performance guarantees and similar instruments [4]	4,910	1,985	1,007	144	8,046	7,125		107	3,312
Securities lending indemnifications	11,479	0	0	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	9,544	1,959	1,900	31,650	31,650		715	–	[3]
Other guarantees	4,003	817	197	198	5,215	5,191		3	2,631
Total guarantees	41,327	12,967	3,499	2,811	60,604	59,511		839	19,755
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.
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
Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Fannie Mae and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse Fannie Mae for losses on certain whole loans underlying mortgage-backed securities issued by Fannie Mae, which are triggered by borrowers failing to perform on the underlying mortgages.
The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in the >>>fair value of those assets.
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
Derivatives
>>>Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.
The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the carrying value reflected in the table.
Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by >>>FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2014 and 2013, including realized losses from the repurchase of residential mortgage loans sold.
Residential mortgage loans sold
January 1, 2004 to December 31, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	26.2
Non-agency securitizations	137.3	[2]
Total	171.7
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.3 billion as of December 31, 2014. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2014 was attributable to borrower payments of USD 91.5 billion and losses of USD 19.5 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2014					2013
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations		Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		67	464	1,395		1,926
New claims	11	2	1,607	1,620		69	139	1,039		1,247
Claims settled through repurchases	0	0	0	0		(4)	(1)	(2)		(7)	[1]
Other settlements	(58)	(416)	(5)	(479)	[2]	(31)	(178)	(7)		(216)	[2]
Total claims settled	(58)	(416)	(5)	(479)		(35)	(179)	(9)		(223)
Claims rescinded	(17)	0	0	(17)		(24)	(4)	0		(28)
Transfers to/from arbitration and litigation, net [3]	0	(2)	(1,602)	(1,604)		0	0	(2,342)	[4]	(2,342)
Balance at end of period	13	4	83	100		77	420	83		580
1 Settled at a repurchase price of USD 6 million.
2 Settled at USD 66 million and USD 48 million in 2014 and 2013, respectively.
3 Refer to "Note 38 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 2013 include portfolios of claims of approximately USD 0.3 billion for which formal legal proceedings had commenced in prior periods.
Provisions for outstanding repurchase claims
	2014		2013
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	146		55
Increase/(decrease) in provisions, net	(74)		145
Realized losses [2]	(66)	[3]	(54)	[4]
Balance at end of period	6	[5]	146	[4]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 38 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to government-sponsored enterprises and private investors.
5 Related to non-agency securitizations.
Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 38 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the “Guarantees” table and are discussed below.

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
The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults and available amounts as defined in the relevant exchange’s or clearing house’s default waterfalls are not sufficient to cover losses of another member’s default. The exchange’s or clearing house’s default management procedures may provide for cash calls to non-defaulting members which may be limited to the amount (or a multiple of the amount) of the Group’s contribution to the guarantee fund. However, if these cash calls are not sufficient to cover losses, the default waterfall and default management procedures may foresee further loss allocation. Furthermore, some clearing house arrangements require members to assume a proportionate share of non-default losses, if such losses exceed the specified resources allocated for such purpose by the clearing house. Non-default losses result from the clearing house’s investment of guarantee fund contributions and initial margin or are other losses unrelated to the default of a clearing member. The Group has determined that it is not possible to reasonably estimate the maximum potential amount of future payments due under the membership arrangements. In addition, the Group believes that any potential requirement to make payments under these membership arrangements is remote.
Lease commitments
Lease commitments (CHF million)
2015	572
2016	533
2017	498
2018	478
2019	454
Thereafter	3,941
Future operating lease commitments	6,476
Less minimum non-cancellable sublease rentals	231
Total net future minimum lease commitments	6,245
Rental expense for operating leases
in	2014	2013	2012
Rental expense for operating leases (CHF million)
Minimum rental expense	572	642	631
Sublease rental income	(81)	(85)	(98)
Total net expenses for operating leases	491	557	533
Operating lease commitments
The Group has contractual commitments under operating lease arrangements for certain premises and equipment. Under operating leases, the leased property is not reported on the balance sheet of the lessee. Lease payments required by the contract are generally expensed on a straight-line basis over the term of the lease. The related commitments for future rental expenses under operating leases are included in the table “Lease commitments”.
From time to time, the Group may enter into sale-leaseback transactions, in which an asset is sold and immediately leased back. If specific criteria are met, such asset is derecognized from the balance sheet and an operating lease is recognized. If the present value of the lease payments is equal to or higher than 10% of the fair value of the property sold, any resulting gains up to an amount equal to the present value of the lease payments are deferred and recognized in the statement of operations over the term of the lease as a reduction of rental expense. Gains on sale-leaseback transactions for which the lease payments are lower than 10% of the fair value of the property sold or gains in excess of the present value of the lease payments are recognized in the statements of operations upon completion of the sale.
Sale-leaseback transactions
There were no significant transactions in 2014.
In the first quarter of 2012, the Group sold the office complex of its European headquarters at One Cabot Square in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly owned by the Qatar Investment Authority, which is a minority shareholder of the Group.
In the fourth quarter of 2012, the Group sold the Uetlihof office complex in Zurich, the Group’s principal office building worldwide, to Norges Bank, a minority shareholder of the Group, and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank, through its Investment Management unit, was acting as the buyer on behalf of the Norwegian Government Pension Fund Global.
During 2014 and 2013, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 17 million for the 2014 sale-leaseback transactions and CHF 78 million for the 2013 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2014 (CHF million)
Irrevocable commitments under documentary credits	4,722	11	1	0	4,734	4,575		2,769
Irrevocable loan commitments [2]	30,023	32,781	46,490	10,996	120,290	115,502		56,959
Forward reverse repurchase agreements	8,292	0	0	0	8,292	8,292		8,292
Other commitments	736	768	43	223	1,770	1,770		0
Total other commitments	43,773	33,560	46,534	11,219	135,086	130,139		68,020
2013 (CHF million)
Irrevocable commitments under documentary credits	5,484	27	1	0	5,512	5,452		3,381
Irrevocable loan commitments [2]	27,250	26,877	35,376	7,487	96,990	92,732		47,996
Forward reverse repurchase agreements	26,893	0	0	0	26,893	26,893		26,893
Other commitments	2,481	1,020	104	286	3,891	3,891		350
Total other commitments	62,108	27,924	35,481	7,773	133,286	128,968		78,620
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 100,905 million and CHF 90,254 million of unused credit limits as of December 31, 2014 and 2013, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.
Irrevocable loan commitments
Irrevocable loan commitments are irrevocable credit facilities extended to clients and include fully or partially undrawn commitments that are legally binding and cannot be unconditionally cancelled by the Group. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.
Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the >>>reverse repurchase transactions takes place on specified future dates. The commitment balance for forward reverse repurchase agreements decreased in 2014 primarily as a result of a change in the calculation methodology. The Group enters into forward reverse repurchase agreements with counterparties that may have existing funded reverse repurchase agreements. Depending on the details of the counterparty contract with Credit Suisse, the new methodology considers both a counterparty’s existing funded reverse repurchase agreement and any forward reverse repurchase agreements under contract with the same counterparty.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for call and put options on shares and other equity instruments.

33 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, >>>CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
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
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include >>>CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
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
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative >>>fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2014, 2013 and 2012 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2014	2013	2012
Gains and cash flows (CHF million)
CMBS
Net gain [1]	7	4	56
Proceeds from transfer of assets	5,335	5,574	6,156
Cash received on interests that continue to be held	102	70	57
RMBS
Net gain/(loss) [1]	13	(8)	3
Proceeds from transfer of assets	22,728	24,523	15,143
Purchases of previously transferred financial assets or its underlying collateral	(4)	(10)	(25)
Servicing fees	2	4	3
Cash received on interests that continue to be held	444	486	554
Other asset-backed financings
Net gain [1]	29	15	83
Proceeds from transfer of assets	1,819	915	591
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(213)	(621)
Cash received on interests that continue to be held	17	633	1,350
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.
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
Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2014 and 2013, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2014	2013
CHF million
CMBS
Principal amount outstanding	41,216	37,308
Total assets of SPE	53,354	48,715
RMBS
Principal amount outstanding	49,884	45,571
Total assets of SPE	50,017	48,741
Other asset-backed financings
Principal amount outstanding	26,176	27,854
Total assets of SPE	26,176	27,854
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 34 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2014							2013							2012
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,341				4,023			633				2,993			761				2,219
of which level 2			1,242				3,791			476				2,879			654				2,090
of which level 3			100				232			156				114			107				129
Weighted-average life, in years			4.1				7.7			7.3				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.5	–	23.0			–	[2]	2.0	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.0	–	11.0		1.9	–	17.8	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	1.0	–	2.2		0.4	–	15.3	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2014 and 2013.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2014											2013
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,168				2,394			212				1,132				2,354			284
of which non-investment grade			79				246			146				26				359			204
Weighted-average life, in years			5.6				7.8			3.6				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	36.6			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(29.2)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(56.4)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.6	–	22.3		1.7	–	44.0	0.3	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(14.0)				(43.8)			(1.2)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(27.4)				(85.3)			(2.4)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	1.0	–	22.2		0.0	–	41.7	1.4	–	13.1		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(7.1)				(25.3)			(0.4)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(14.0)				(49.4)			(0.7)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

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
Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2014 and 2013.
> Refer to “Note 35 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2014	2013
CHF million
CMBS
Other assets	26	432
Liability to SPE, included in Other liabilities	(26)	(432)
Other asset-backed financings
Trading assets	138	216
Other assets	252	157
Liability to SPE, included in Other liabilities	(390)	(373)
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
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
As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees is presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.
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
The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant >>>risk mitigation initiatives, are included in the Group’s risk management framework.
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
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 49 days and 19 days as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, equipment loans or leases and aircraft loans. As of December 31, 2014 and 2013, those assets had an average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.8 years and 2.1 years as of December 31, 2014 and 2013, respectively. On February 6, 2015, Dominion Bond Rating Service lowered the short-term rating of Alpine from R-1 (high) (sf) to R-1 (middle) (sf).
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
The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Group determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Group determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from, or the right to receive benefits of, the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Group will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.
In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception is the key power relating to the vehicle. Activities at inception include selecting the assets and determining the capital structure. The power over a re-securitization vehicle is typically shared between the Group and the investor(s) involved in the design and creation of the vehicle. The Group concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.
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
Another model is used to assess funds for consolidation under US GAAP. Rather than the consolidation model which incorporates power and the potential to absorb significant risk and rewards, a previous consolidation model is used which results in the Group being the primary beneficiary and consolidating the funds if it holds more than 50% of their outstanding issuances.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.
The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.
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
Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital-efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2014 and 2013.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2014 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	452	0	452
Other assets	8,726	262	4,741	3	197	2,205	16,134
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,300	3,654	25,350
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	829	1,728
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,221	24,602
2013 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346
Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
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
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2014 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,213	1,651	1,544	8,871
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,434	2,145	2,358	16,592
Maximum exposure to loss	752	12,775	4,589	7,326	2,358	27,800
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	23,360	247,352
2013 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838
34 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about >>>fair value of financial instruments not carried at fair value.
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
Fair value measurement
A significant portion of the Group’s financial instruments are carried at >>>fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain >>>CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as >>>credit valuation adjustments) is considered when measuring the fair value of assets, and the impact of changes in the Group’s own credit spreads (known as >>>debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current >>>CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master >>>netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.
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

Assets and liabilities measured at fair value on a recurring basis
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	0		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	0		104,283
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Securities received as collateral	26,029	825	0	0		26,854
Debt	31,937	57,989	4,465	0		94,391
of which foreign governments	31,708	4,869	454	0		37,031
of which corporates	28	22,493	1,435	0		23,956
of which RMBS	0	22,150	612	0		22,762
of which CMBS	0	5,293	257	0		5,550
of which CDO	0	3,185	1,421	0		4,606
Equity	86,333	6,395	1,566	0		94,294
Derivatives	4,467	615,639	6,823	(588,917)		38,012
of which interest rate products	1,616	466,890	1,803	–		–
of which foreign exchange products	118	89,101	301	–		–
of which equity/index-related products	2,711	26,644	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,986	7,122	4,326	0		14,434
Trading assets	125,723	687,145	17,180	(588,917)		241,131
Debt	2,368	315	0	0		2,683
of which foreign governments	2,066	0	0	0		2,066
of which corporates	0	313	0	0		313
Equity	2	103	3	0		108
Investment securities	2,370	418	3	0		2,791
Private equity	0	0	1,286	0		1,286
of which equity funds	0	0	585	0		585
Hedge funds	0	219	314	0		533
of which debt funds	0	181	302	0		483
Other equity investments	77	75	1,849	0		2,001
of which private	0	70	1,850	0		1,920
Life finance instruments	0	0	1,834	0		1,834
Other investments	77	294	5,283	0		5,654
Loans	0	13,560	9,353	0		22,913
of which commercial and industrial loans	0	5,816	5,853	0		11,669
of which financial institutions	0	6,227	1,494	0		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	0		70
Other assets	2,457	23,489	7,468	(1,094)		32,320
of which loans held-for-sale	0	16,107	6,851	0		22,958
Total assets at fair value	156,656	830,241	39,434	(590,011)		436,320
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	0		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	0		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,581	820,985	35,458	(590,011)		423,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	823	0	0		823
Customer deposits	0	3,161	100	0		3,261
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	0		54,732
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Obligation to return securities received as collateral	26,029	825	0	0		26,854
Debt	11,678	4,914	1	0		16,593
of which foreign governments	11,530	757	0	0		12,287
of which corporates	21	3,917	1	0		3,939
Equity	19,060	122	2	0		19,184
Derivatives	4,594	619,787	6,414	(593,917)		36,878
of which interest rate products	1,585	458,894	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	26,746	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,332	624,823	6,417	(593,917)		72,655
Short-term borrowings	0	3,766	95	0		3,861
Long-term debt	0	66,558	14,608	0		81,166
of which treasury debt over two years	0	8,616	0	0		8,616
of which structured notes over two years	0	31,083	10,267	0		41,350
of which non-recourse liabilities	0	10,126	2,952	0		13,078
Other liabilities	0	14,795	3,363	(1,220)		16,938
of which failed sales	0	652	616	0		1,268
Total liabilities at fair value	61,361	769,483	24,583	(595,137)		260,290
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2014, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in debt and exchanged traded derivatives as pricing inputs became less observable. The transfers from trading liabilities were primarily in debt as pricing inputs became less observable.
Transfers between level 1 and level 2
in	2014		2013
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	1,108	533	499	92
Equity	513	391	437	183
Derivatives	5,785	500	5,090	2
Trading assets	7,406	1,424	6,026	277
Liabilities (CHF million)
Debt	861	658	11	18
Equity	133	90	248	17
Derivatives	6,073	87	4,433	11
Trading liabilities	7,067	835	4,692	46

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2014	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(151)	0	0	0	0	0		0	0		0	24	77
Debt	5,069	1,260	(3,018)	5,554	(5,435)	0	0	(60)		535	0		0	560	4,465
of which corporates	2,128	392	(756)	1,161	(2,004)	0	0	(68)		402	0		0	180	1,435
of which RMBS	436	625	(676)	732	(659)	0	0	11		81	0		0	62	612
of which CMBS	417	105	(392)	415	(282)	0	0	0		(58)	0		0	52	257
of which CDO	1,567	112	(697)	2,593	(2,402)	0	0	(8)		61	0		0	195	1,421
Equity	595	939	(469)	727	(554)	0	0	35		196	0		0	97	1,566
Derivatives	5,217	2,156	(1,168)	0	0	2,330	(3,334)	110		941	0		0	571	6,823
of which interest rate products	1,574	70	(40)	0	0	197	(574)	13		393	0		0	170	1,803
of which equity/index-related products	1,240	132	(534)	0	0	405	(417)	120		(26)	0		0	143	1,063
of which credit derivatives	1,138	1,891	(575)	0	0	536	(899)	(28)		379	0		0	127	2,569
Other	2,829	863	(878)	4,168	(3,288)	0	(201)	17		404	0		0	412	4,326
Trading assets	13,710	5,218	(5,533)	10,449	(9,277)	2,330	(3,535)	102		2,076	0		0	1,640	17,180
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	2	(22)	774	(3,551)	0	0	0		22	0		531	324	3,449
Life finance instruments	1,600	0	0	204	(333)	0	0	0		179	0		0	184	1,834
Other investments	6,969	2	(22)	978	(3,884)	0	0	0		201	0		531	508	5,283
Loans	7,998	500	(601)	1,024	(2,012)	4,878	(3,168)	3		(173)	0		(2)	906	9,353
of which commercial and industrial loans	5,309	253	(349)	368	(1,098)	3,346	(2,428)	1		(118)	0		(4)	573	5,853
of which financial institutions	1,322	156	(163)	16	(422)	943	(482)	0		(33)	0		5	152	1,494
Other intangible assets (mortgage servicing rights)	42	0	0	29	0	0	0	0		(7)	0		0	6	70
Other assets	6,159	3,165	(3,205)	7,852	(6,713)	845	(1,448)	165		(5)	0		0	653	7,468
of which loans held-for-sale [2]	5,615	3,154	(3,174)	7,486	(6,382)	845	(1,448)	169		(2)	0		(1)	589	6,851
Total assets at fair value	35,084	8,885	(9,512)	20,332	(21,886)	8,053	(8,151)	270		2,092	0		529	3,738	39,434
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(19)	0		16	0		0	3	100
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(127)	0	0	0	0	0		0	0		0	13	0
Trading liabilities	5,564	2,471	(1,655)	36	(39)	1,526	(2,778)	251		469	0		0	572	6,417
of which interest rate derivatives	1,129	56	(109)	0	0	72	(499)	1		429	0		0	123	1,202
of which foreign exchange derivatives	938	0	(2)	0	0	5	(239)	(4)		(205)	0		0	67	560
of which equity/index-related derivatives	1,896	478	(941)	0	0	656	(890)	273		(201)	0		0	195	1,466
of which credit derivatives	1,230	1,906	(587)	0	0	473	(885)	(16)		496	0		0	143	2,760
Short-term borrowings	165	67	(74)	0	0	382	(456)	(3)		0	0		0	14	95
Long-term debt	9,780	2,441	(3,475)	0	0	8,432	(3,870)	144		(338)	0		0	1,494	14,608
of which structured notes over two years	6,217	1,468	(1,931)	0	0	5,930	(2,027)	(6)		(406)	0		0	1,022	10,267
of which non-recourse liabilities	2,552	924	(1,007)	0	0	1,170	(1,153)	155		10	0		0	301	2,952
Other liabilities	2,861	121	(133)	530	(1,215)	649	(233)	11		114	3		361	294	3,363
of which failed sales	1,143	76	(50)	292	(949)	0	0	0		29	0		(2)	77	616
Total liabilities at fair value	18,539	5,100	(5,464)	566	(1,254)	11,034	(7,356)	403		261	3		361	2,390	24,583
Net assets/(liabilities) at fair value	16,545	3,785	(4,048)	19,766	(20,632)	(2,981)	(795)	(133)		1,831	(3)		168	1,348	14,851
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (22) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

328 / 329

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2013	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	362	(153)	0		4	0		0	(9)	204
Debt	5,888	1,418	(1,977)	6,363	(7,043)	0	0	165		465	0		0	(210)	5,069
of which corporates	3,192	571	(552)	1,759	(3,022)	0	0	109		157	0		0	(86)	2,128
of which RMBS	724	467	(690)	1,012	(1,162)	0	0	11		91	0		0	(17)	436
of which CMBS	1,023	86	(310)	497	(866)	0	0	(4)		15	0		0	(24)	417
of which CDO	447	55	(357)	3,072	(1,810)	0	0	36		197	0		0	(73)	1,567
Equity	485	303	(237)	405	(431)	0	0	20		68	(1)		0	(17)	595
Derivatives	6,650	1,442	(2,208)	0	0	1,766	(2,446)	230		(53)	0		0	(164)	5,217
of which interest rate products	1,859	244	(363)	0	0	279	(663)	8		249	0		0	(39)	1,574
of which equity/index-related products	1,920	223	(1,020)	0	0	207	(538)	184		330	0		0	(66)	1,240
of which credit derivatives	1,294	923	(633)	0	0	627	(631)	38		(461)	0		0	(19)	1,138
Other	2,486	288	(487)	3,266	(2,656)	0	(65)	8		83	0		0	(94)	2,829
Trading assets	15,509	3,451	(4,909)	10,034	(10,130)	1,766	(2,511)	423		563	(1)		0	(485)	13,710
Investment securities	170	0	(230)	165	(82)	0	0	0		9	0		0	(30)	2
Equity	6,366	106	(63)	1,526	(3,220)	0	0	0		(3)	0		791	(134)	5,369
Life finance instruments	1,818	0	0	189	(365)	0	0	0		1	0		0	(43)	1,600
Other investments	8,184	106	(63)	1,715	(3,585)	0	0	0		(2)	0		791	(177)	6,969
Loans	6,619	320	(1,561)	800	(1,673)	6,767	(2,920)	0		(21)	0		0	(333)	7,998
of which commercial and industrial loans	4,778	305	(315)	727	(1,280)	3,541	(2,171)	1		(85)	0		0	(192)	5,309
of which financial institutions	1,530	15	(6)	71	(207)	651	(650)	0		(48)	0		0	(34)	1,322
Other intangible assets (mortgage servicing rights)	43	0	0	12	0	0	0	0		0	0		(12)	(1)	42
Other assets	5,164	3,552	(2,998)	4,781	(4,213)	1,034	(1,148)	5		199	0		0	(217)	6,159
of which loans held-for-sale	4,463	3,539	(2,918)	4,456	(3,964)	1,034	(1,147)	5		348	0		0	(201)	5,615
Total assets at fair value	35,689	7,429	(9,761)	17,507	(19,683)	9,929	(6,732)	428		752	(1)		779	(1,252)	35,084
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	51	(3)	0		(13)	0		0	(5)	55
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	119	0	0		0	0		0	(5)	114
Trading liabilities	5,356	1,503	(1,537)	66	(197)	1,561	(2,556)	235		1,302	0		0	(169)	5,564
of which interest rate derivatives	1,357	75	(134)	0	0	107	(508)	10		254	0		0	(32)	1,129
of which foreign exchange derivatives	1,648	13	(21)	0	0	15	(662)	(16)		(21)	0		0	(18)	938
of which equity/index-related derivatives	1,003	360	(676)	0	0	632	(380)	210		831	0		0	(84)	1,896
of which credit derivatives	819	1,001	(590)	0	0	655	(856)	39		186	0		0	(24)	1,230
Short-term borrowings	124	43	(99)	0	0	318	(216)	0		3	0		0	(8)	165
Long-term debt	10,098	2,322	(2,375)	0	0	5,006	(5,330)	25		321	0		(1)	(286)	9,780
of which structured notes over two years	6,189	453	(1,226)	0	0	3,602	(2,534)	(18)		(36)	0		(1)	(212)	6,217
of which non-recourse liabilities	2,551	1,836	(670)	0	0	818	(2,128)	24		151	0		0	(30)	2,552
Other liabilities	2,848	227	(149)	213	(393)	10	(86)	(17)		70	26		217	(105)	2,861
of which failed sales	1,160	176	(82)	154	(308)	0	0	0		72	0		0	(29)	1,143
Total liabilities at fair value	18,451	4,095	(4,160)	279	(590)	7,065	(8,191)	243		1,683	26		216	(578)	18,539
Net assets/(liabilities) at fair value	17,238	3,334	(5,601)	17,228	(19,093)	2,864	1,459	185		(931)	(27)		563	(674)	16,545
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
330 / 331

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2014				2013
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	1,698	165	1,863	[1]	(746)	536	(210)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(834)	18	(816)		(2,850)	414	(2,436)
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
Transfers in and out of level 3
Transfers into level 3 assets during 2014 were CHF 8,885 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit and alternative investment businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2014 were CHF 9,512 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, alternative investment, emerging markets, securitized products and prime services businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2013 were CHF 7,429 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit, private equity and prime services businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2013 were CHF 9,761 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily in the Brazil trading, private equity, corporate credit, prime services, rates and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under >>>repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of >>>RMBS, >>>CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.
Derivatives
>>>Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable input may include contingent probability. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include SPIA and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread, recovery rate and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, recovery rate, mean reversion and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread and skew would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2014	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	6,823
of which interest rate products	1,803	Option model		Correlation, in %		9		100		76
				Prepayment rate, in %		0		33		24
				Volatility skew, in %		(9)		3		(1)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		1,218		1,046
of which equity/index-related products	1,063	Option model		Correlation, in %		(88)		97		8
				Volatility, in %		0		276		27
of which credit derivatives	2,569	Discounted cash flow		Credit spread, in bp		1		6,087		614
				Recovery rate, in %		0		75		20
				Discount rate, in %		1		38		18
				Default rate, in %		1		43		7
				Loss severity, in %		10		100		65
				Correlation, in %		46		97		83
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		106		80
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,286	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	314	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,849
of which private	1,850
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,283
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,434
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,363
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,583
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low >>>probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
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
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	2014							2013
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	7		106		113	0		1		18		19	0
Equity funds	102		1,842	[1]	1,944	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(42)		(42)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	109		1,906		2,015	0		29		3,097		3,126	0
Debt funds	296		187		483	1		320		183		503	6
Equity funds	0		0		0	0		0		25		25	0
Others	0		50		50	0		0		153		153	31
Hedge funds	296		237	[3]	533	1		320		361	[4]	681	37
Debt funds	17		0		17	15		53		0		53	2
Equity funds	585		0		585	123		2,236		0		2,236	464
Real estate funds	302		0		302	98		350		0		350	110
Others	382		0		382	158		706		0		706	250
Private equities	1,286		0		1,286	394		3,345		0		3,345	826
Equity method investments	378		43		421	0		349		0		349	0
Total funds held in other investments	1,960		280		2,240	395		4,014		361		4,375	863
Total fair value	2,069	[5]	2,186	[6]	4,255	395	[7]	4,043	[5]	3,458	[6]	7,501	863	[7]
1
42 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 28 % is redeemable on an annual basis with a notice period of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 14 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
87 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 612 million and CHF 1,819 million attributable to noncontrolling interests in 2014 and 2013, respectively.
6 Includes CHF 138 million and CHF 107 million attributable to noncontrolling interests in 2014 and 2013, respectively.
7 Includes CHF 185 million and CHF 405 million attributable to noncontrolling interests in 2014 and 2013, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Nonrecurring fair value changes
end of	2014	2013
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	1.4	0.3
of which level 2	1.2	0.0
of which level 3	0.2	0.3

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a >>>fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
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
Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking & Wealth Management segment at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.
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
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured >>>repurchase agreements and most matched book repurchase agreements at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.
Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of US GAAP. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value. Some hybrid debt instruments do not result in bifurcatable debt instruments. US GAAP permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking & Wealth Management segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.
Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives. In particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed-rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008, and instead applies hedge accounting per the guidance of US GAAP.
Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did elect the fair value option for these types of transactions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2014			2013
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,147	3,816	(2,669)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,283	104,027	256	96,587	96,217	370
Loans	22,913	23,782	(869)	19,457	19,653	(196)
Other assets [1]	26,088	33,091	(7,003)	20,749	25,756	(5,007)
Due to banks and customer deposits	(914)	(873)	(41)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(54,732)	(54,661)	(71)	(76,104)	(76,012)	(92)
Short-term borrowings	(3,861)	(3,918)	57	(6,053)	(5,896)	(157)
Long-term debt	(81,166)	(81,322)	156	(63,369)	(62,991)	(378)
Other liabilities	(1,268)	(2,767)	1,499	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	2014		2013		2012
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		0		(13)	[2]
of which related to credit risk	0		0		(13)
Interest-bearing deposits with banks	8	[1]	10	[1]	12	[1]
of which related to credit risk	(2)		(3)		3
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	913	[1]	1,143	[1]	1,183	[1]
Other trading assets	0		0		10	[2]
Other investments	370	[3]	126	[3]	144	[3]
of which related to credit risk	5		11		34
Loans	10	[2]	1,470	[1]	925	[1]
of which related to credit risk	(151)		26		318
Other assets	1,302	[1]	2,058	[1]	2,641	[1]
of which related to credit risk	387		604		355
Due to banks and customer deposits	(59)	[2]	0		(22)	[1]
of which related to credit risk	(17)		(5)		8
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	205	[2]	(67)	[1]	(114)	[1]
Short-term borrowings	152	[2]	(256)	[2]	(350)	[2]
Long-term debt	858	[2]	(2,759)	[2]	(7,905)	[2]
of which related to credit risk [4]	599		(384)		(2,552)
Other liabilities	(169)	[2]	441	[2]	826	[2]
of which related to credit risk	(156)		112		912
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF 336 million and CHF 261 million in 2014, respectively, CHF (268) million and CHF (111) million in 2013, respectively, and CHF (1,663) million and CHF (931) million in 2012, respectively.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the consolidated statements of operations depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, it is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.
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

Financial instruments not carried at fair value
The following table provides the carrying value and >>>fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2014 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	245,866	0	248,969	3,678	252,647
Other financial assets [1]	148,473	80,520	66,714	1,579	148,813
Financial liabilities
Due to banks and deposits	390,984	217,482	173,501	0	390,983
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	96,732	0	97,105	1,201	98,306
Other financial liabilities [2]	85,066	15	84,336	586	84,937
2013 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

35 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2014	2013
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	153,982	142,952
of which encumbered	103,245	92,300
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2014	2013
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	444,852	359,517
of which sold or repledged	336,228	267,896
Other information
end of	2014	2013
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	26,286	18,130
Swiss National Bank required minimum liquidity reserves	2,202	2,447

36 Capital adequacy
The Group is subject to regulation by FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Group has operated under the international capital adequacy standards known as >>>Basel III, as issued by the BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS). These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34.
According to FINMA and BIS capital requirements, total regulatory capital is comprised of the following categories: CET1, tier 1 capital and tier 2 capital. CET1 capital consists of total shareholders’ equity, regulatory adjustments, including a cumulative dividend accrual, and certain adjustments subject to phase in, including an adjustment for the accounting treatment of pension plans. Tier 1 capital consists of CET1 and additional tier 1 capital, which includes high-trigger and low-trigger capital instruments, certain instruments subject to phase out and deductions from additional tier 1 capital. Deductions from tier 1 capital during the phase-in period include, among other items, goodwill and intangible assets and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of unsecured, subordinated instruments that are senior only to tier 1 instruments. The sum of tier 1 and tier 2 capital equals total eligible capital.
Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents, market positions in the trading portfolio and operational risk from processes, people, systems and external events.
As of December 31, 2014 and 2013, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics – Basel III
end of	2014	2013
Eligible capital (CHF million)
CET1 capital	43,322	42,989
Additional tier 1 capital	6,482	3,072
Total tier 1 capital	49,804	46,061
Tier 2 capital	10,947	10,227
Total eligible capital	60,751	56,288
Risk-weighted assets (CHF million)
Credit risk	192,663	175,631
Market risk	34,468	39,133
Operational risk	58,413	53,075
Non-counterparty risk	5,866	6,007
Risk-weighted assets	291,410	273,846
Capital ratios (%)
CET1 ratio	14.9	15.7
Tier 1 ratio	17.1	16.8
Total capital ratio	20.8	20.6
Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2014 and 2013, the Group and its subsidiaries, with one exception, complied with all applicable regulatory capital adequacy requirements. As of December 31, 2014, due to an operational delay in the return of cash collateral from an affiliate, CS Capital LLC was left with an unsecured receivable that led to a capital charge of the same amount. The capital charge resulted in CS Capital LLC failing to meet the minimum net capital requirement as of December 31, 2014. On January 2, 2015, the cash collateral was returned to CS Capital LLC and the net capital deficiency was cured.
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
As of December 31, 2014 and 2013, the Group was not subject to restrictions on its ability to pay the proposed dividends.

37 Assets under management
The following disclosure provides information regarding assets under management and net new assets as regulated by FINMA.
Assets under management include assets from clients for which the Group provides investment advisory or discretionary asset management services. Assets that are held solely for transaction-related or safekeeping/custody purposes are not considered assets under management. Assets of corporate clients and public institutions that are used primarily for cash management or transaction-related purposes are also not considered assets under management. The classification of assets under management is individually assessed on the basis of each client’s intentions and objectives and the banking services provided to the client. Reclassifications between assets under management and assets held for transaction-related or safekeeping purposes result in corresponding net assets inflows or outflows.
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
Assets under management
in / end of	2014	2013
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	158.6	160.3
Assets with discretionary mandates	270.5	255.4
Other assets under management	948.2	866.7
Assets under management (including double counting) [1]	1,377.3	1,282.4
of which double counting	47.4	47.0
Net new assets (CHF billion)
Total net new assets (including double counting) [2]	28.2	32.1
1 Includes CHF 0.0 billion and CHF 29.0 billion assets under management from discontinued operations as of December 31, 2014 and 2013, respectively.
2 Includes CHF (2.0) billion and CHF (4.0) billion net asset outflows from discontinued operations in 2014 and 2013, respectively.

38 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described below include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters below includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed below the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The following table presents a roll forward of the Group’s aggregate litigation provisions.
Litigation provisions
2014
CHF million
Balance at beginning of period	2,332
Increase in litigation accruals	2,899
Decrease in litigation accruals	(143)
Decrease for settlements and other cash payments	(4,256)
Foreign exchange translation	190
Balance at end of period	1,022
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.8 billion.
After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
Putative class action lawsuits were filed against Credit Suisse Securities (USA) LLC (CSS LLC) in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the remaining outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. The second amended complaint in this action asserted federal securities fraud and control person liability claims against CSS LLC and certain affiliates and former employees of CSS LLC. Plaintiffs estimated damages of approximately USD 3.9 billion. On January 13, 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. The plaintiffs appealed the summary judgment decision and oral argument on the appeal was held on March 6, 2013. On May 14, 2014, the circuit court affirmed the grant of summary judgment. The plaintiffs then moved for rehearing and rehearing en banc. Subsequently, the circuit court denied the motion for rehearing and rehearing en banc, and therefore this case is now concluded.
Enron-related litigation
Two Enron-related actions remain pending against CSS LLC and certain of its affiliates, both in the US District Court for the Southern District of Texas. In these actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. A motion to dismiss is pending.
Mortgage-related matters
Various financial institutions, including CSS LLC and certain of its affiliates, have received requests for information from certain regulators and/or government entities, including several members of the RMBS Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. CSS LLC and its affiliates are cooperating with such requests.
Following an investigation, on November 20, 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey (NJAG), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On September 16, 2014, the Commonwealth of Virginia (Commonwealth), on behalf of the Virginia Retirement System, filed an action against CSS LLC and other financial institutions in Virginia state court relating to an unstated amount of RMBS at issue in connection with losses allegedly incurred by the Virginia Retirement System. On October 16, 2014, the Commonwealth’s claims against CSS LLC and other financial institutions based on offerings issued by affiliates of Countrywide Securities Corporation were removed to the US District Court for the Eastern District of Virginia. The Commonwealth’s other claims against CSS LLC and other financial institutions remain pending in Virginia state court. All actions are at early procedural points.
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include a class action lawsuit, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class action and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances, and CSS LLC and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.
Class action litigations
In class actions and putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has or had contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac). With respect to IndyMac, CSS LLC was named as a defendant in a class action, In re IndyMac Mortgage-Backed Securities Litigation, in the US District Court for the Southern District of New York (SDNY), brought on behalf of purchasers of securities in various IndyMac RMBS offerings. CSS LLC and five other underwriter defendants agreed to a settlement of the IndyMac class action for a total of USD 340 million. In an order dated September 30, 2014, the SDNY granted preliminary approval to the settlement and held a final approval hearing on February 3, 2015. On February 23, 2015, the SDNY entered a final judgment and order of dismissal with prejudice, discontinuing the In re IndyMac Mortgage-Backed Securities Litigation. A further class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relates to two RMBS offerings, totaling approximately USD 1.6 billion, sponsored and underwritten by the Credit Suisse defendants. On March 17, 2014, the SDNY granted plaintiffs’ motion for class certification for the second of the two RMBS offerings, having previously certified the class for purchasers of the first offering.
Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, are defendants in: one action brought by The Charles Schwab Corporation in California state court, in which claims against CSS LLC and its affiliates relate to USD 125 million of the RMBS at issue (approximately 9% of the USD 1.4 billion at issue against all defendants in the operative pleading); one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); four actions brought by the FDIC, as receiver for Colonial Bank: one dismissed action in the SDNY, which is now on appeal, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading), one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 153 million of the RMBS at issue (approximately 49% of the USD 311 million at issue against all defendants in the operative pleading), and one action in the US District Court for the Central District of California, in which claims against CSS LLC relate to approximately USD 34 million of the RMBS at issue (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading), and one dismissed action in the US District Court for the Central District of California, which is now on appeal, in which claims against CSS LLC relate to approximately USD 12 million of the RMBS at issue (approximately 5% of the USD 259 million at issue against all defendants in the operative pleading); one action brought by Commerzbank AG London Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 121 million of the RMBS at issue (approximately 6% of the USD 1.9 billion at issue against all defendants in the operative pleading); four individual actions brought by the Federal Home Loan Banks of Seattle, San Francisco and Boston in various state and federal courts, in which claims against CSS LLC and its affiliates relate to approximately USD 249 million in the Seattle action, approximately USD 1.7 billion in the San Francisco actions (approximately 18% of the USD 9.5 billion at issue against all defendants in the operative pleadings) and USD 373 million in the Boston action (approximately 7% of the USD 5.7 billion at issue against all defendants in the operative pleading); two actions brought by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its employees relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings); one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; and one action brought by the Texas County and District Retirement System in Texas state court, in which claims against CSS LLC relate to an unstated amount of the RMBS at issue. In addition, on February 6, 2015, Tennessee Consolidated Retirement System filed an action against CSS LLC and other financial institutions in Tennessee state court relating to an unstated amount of RMBS at issue.
CSS LLC and certain of its affiliates and/or employees are the only defendants named in: one action brought by CMFG Life Insurance Company and affiliated entities in the US District Court for the Western District of Wisconsin, in which claims against CSS LLC relate to approximately USD 70 million of RMBS; one action brought by Deutsche Zentral-Genossenschaftsbank AG, New

York Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 111 million of RMBS; one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS; two actions brought by the National Credit Union Administration Board: one as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliate relate to approximately USD 311 million of RMBS, and one as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 229 million of RMBS; one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of RMBS; one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against CSS LLC and its affiliate relate to approximately USD 360 million of RMBS; and one dismissed action initially brought by The Union Central Life Insurance Company and affiliated entities (Union Central) in the SDNY, which is now on appeal, in which claims against CSS LLC and its affiliates and employees relate to approximately USD 65 million of RMBS. These actions are at early or intermediate procedural points.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2014, individual investor actions discontinued during the course of 2014 included the following: following a settlement, one action brought by Allstate Insurance Company against CSS LLC and its affiliates; following a settlement, two actions brought by Cambridge Place Investment Management Inc. against CSS LLC and its affiliates; following a settlement, one action by the Federal Home Loan Bank of Chicago against CSS LLC; following a settlement, one action by the Federal Home Loan Bank of Indianapolis against CSS LLC and its affiliates; following settlements by CSS LLC and other financial institutions, one action brought by the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, against CSS LLC and its affiliates and employees and other financial institutions; following a voluntary discontinuance with prejudice, the two consolidated actions brought by Landesbank Baden-Württemberg and affiliated entities against CSS LLC and other financial institutions; following a settlement, one action brought by Minnesota Life Insurance Company and affiliated entities against CSS LLC and its affiliates; following a settlement, one action brought by The Prudential Insurance Company of America and affiliated entities against CSS LLC and its affiliates; following a settlement, the action brought by Sealink Funding Limited against CSS LLC and its affiliates; and following a settlement, one action brought by the Western & Southern Life Insurance Company and affiliated entities against CSS LLC and its affiliates.
In addition, on December 10, 2014, the SDNY presiding in the action brought by Union Central, denied Union Central’s motion to propose a second amended complaint and dismissed in its entirety all claims against CSS LLC and its affiliates and employees with prejudice, relating to approximately USD 65 million of RMBS. On January 8, 2015, Union Central appealed the SDNY’s December 10, 2014 order. On December 17, 2014, following a settlement, the US District Court for the District of Minnesota presiding in the action brought by the John Hancock Life Insurance Co. (U.S.A.) and affiliated entities dismissed with prejudice all claims against CSS LLC, relating to an unstated amount of RMBS at issue against CSS LLC. On January 26, 2015, the California state court presiding in the action brought by the Federal Home Loan Bank of San Francisco dismissed with prejudice claims pertaining to certain RMBS offerings, including certain RMBS offerings on which CSS LLC and its affiliates were sued, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 2.2 billion to approximately USD 1.7 billion. Further, as reported in our 2013 Annual Report, on February 14, 2014, as a result of a settlement, the SDNY dismissed with prejudice one of the actions filed by the FHFA in the SDNY against CSS LLC and its affiliates and employees, and on March 21, 2014, CSS LLC and certain affiliates and employees entered into an agreement with the FHFA to settle all claims in two actions filed by the FHFA in the SDNY.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in two pending monoline insurer actions, one commenced by MBIA Insurance Corp. (MBIA), the other commenced by Financial Guaranty Insurance Company (FGIC), each of which guaranteed payments of principal and interest related to approximately USD 770 million and USD 240 million of RMBS, respectively, issued in offerings sponsored by Credit Suisse. One theory of liability advanced by the monoline insurers is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. In each action, plaintiffs claim that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, the monoline insurers allege claims for fraud, fraudulent inducement, material misrepresentations, and breaches of warranties, repurchase obligations, access rights and servicing obligations, and reimbursement. MBIA and FGIC have submitted repurchase demands for loans with an original principal balance of approximately USD 549 million and USD 37 million, respectively. These actions are pending in the SCNY and are at early or intermediate procedural points.
In addition, CSS LLC and certain of its affiliates were sued by Assured Guaranty Corp. and Assured Guaranty Municipal Corp. (Assured) which guaranteed payments of principal and interest related to approximately USD 570 million of RMBS issued in offerings sponsored by Credit Suisse and submitted repurchase demands for loans with an original principal balance of approximately USD 2.2 billion. On November 20, 2014, U.S. Bank, National Association, as trustee of six trusts, filed a motion to intervene as it was not previously a party in this action. Following a settlement, on November 25, 2014, a stipulation discontinuing the action brought by Assured was filed in the SCNY. On March 5, 2015, the SCNY denied U.S. Bank, National Association’s motion to intervene. Thus, the action is dismissed.
Further, CIFG Assurance North America, Inc. (CIFG) filed an action against CSS LLC in the SCNY, relating to financial guaranty insurance issued by CIFG on a CDS guaranteeing payment on approximately USD 396 million of notes of a collateralized debt obligation. CIFG alleges material misrepresentation in the inducement of an insurance contract and fraud relating to alleged affirmative misrepresentations and material omissions made to induce CIFG to guarantee the CDS. The SCNY granted CSS LLC’s motion to dismiss the action and that ruling is on appeal.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 319 million; one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million; one action brought by Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2, in which no damages amount is alleged; one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at early or intermediate procedural points.
As disclosed in Credit Suisse’s fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals are on appeal.
Refco-related litigation
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York state court (later removed to the SDNY) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 initial public offering. Plaintiffs sought to recover from defendants more than USD 800 million, consisting of USD 263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds, and pre-judgment interest. In November 2008, CSS LLC filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs’ claim for aiding and abetting fraud. In August 2012, CSS LLC filed a motion for summary judgment with respect to the remaining part of plaintiffs’ aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing CSS LLC from the case. The court entered a final judgment dismissing the claims against CSS LLC on August 16, 2014 and, on September 16, 2014, plaintiffs appealed to the US Court of Appeals for the Second Circuit. Briefing of the appeal is ongoing, and oral argument is expected in 2015.
Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs’ motion for leave to file an amended complaint, adding additional individual plaintiffs.
The Bank and other affiliates are also the subject of certain other related litigation regarding these four and other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held on one of the claims in December 2014. A verdict was issued for the plaintiff on that claim; judgment has not yet been entered. In the case in New York state court, the court granted in part and denied in part the Bank’s summary judgment motion. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment which has been appealed.
Tax and securities law matters
Beginning in 2011, Credit Suisse responded to subpoenas and other requests for information from the United States Department of Justice (DOJ), the SEC and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities were investigating possible violations of US tax and securities laws. In particular, the DOJ was investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC investigated whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees were indicted and two former employees pled guilty (in one case, as to conduct while employed at other financial institutions that did not involve Credit Suisse and in the other case as to conduct while employed at a former Credit Suisse subsidiary prior to 2006 and other financial institutions after 2006). Credit Suisse received a grand jury target letter from the DOJ in July 2011.
On February 21, 2014, Credit Suisse AG reached a settlement with the SEC that resolved the SEC’s investigation regarding registration as an investment advisor and broker-dealer. In a settled administrative and cease-and-desist proceeding, the SEC charged Credit Suisse AG with violating Section 15(a) of the US Securities Exchange Act of 1934 (Exchange Act) and Section 203(a) of the US Investment Advisers Act of 1940 (Advisers Act). Specifically, the SEC’s Order found that from at least 2002 through its exit from the US cross-border securities business which Credit Suisse AG began in 2008, Credit Suisse AG, through actions of certain of its relationship managers, violated the federal securities laws by providing certain cross-border brokerage and investment advisory services to US clients at a time when Credit Suisse AG was not registered with the SEC as a broker-dealer or investment advisor. As part of the settlement of the investigation, Credit Suisse AG agreed, among other things, to cease-and-desist from committing or causing any future violations of Section 15(a) of the Exchange Act or Section 203(a) of the Advisers Act and to pay approximately USD 196 million, inclusive of disgorgement of approximately USD 82 million, prejudgment interest of approximately USD 64 million, and a civil money penalty in the amount of USD 50 million. Credit Suisse AG also agreed to the appointment of an independent consultant to review its cross-border compliance policies with respect to the US securities laws and verify that Credit Suisse AG has exited the US cross-border business. The independent consultant has issued its report and Credit Suisse AG is addressing certain additional items.
On May 19, 2014, Credit Suisse AG entered into a settlement regarding all outstanding US cross-border matters, including agreements with the DOJ, the New York State Department of Financial Services (DFS) and the Board of Governors of the US Federal Reserve System (Fed). As part of the settlement, Credit Suisse AG entered a guilty plea to one count of conspiracy to assist US customers in presenting false income tax returns to the US Internal Revenue Service (IRS) in violation of Title 18, US Code section 371, in connection with the former Swiss-based cross border Private Banking business. In total, Credit Suisse AG agreed to pay USD 2,815 million comprised of the following components: (a) USD 2,000 million for the DOJ, including USD 666.5 million in restitution to the IRS and USD 1,333.5 million as a fine (including USD 196 million for the SEC as described in the preceding paragraph); (b) USD 715 million for the DFS; and (c) USD 100 million for the Fed. In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 892 million related to this matter. As a result, the pre-tax impact of the final settlement in the second quarter of 2014 was CHF 1,618 million and the after-tax impact was CHF 1,598 million. The amounts due to the SEC, Fed and DFS were paid in May 2014. The amount due to the DOJ, including the part thereof allocated to the IRS, was paid following the sentencing hearing for Credit Suisse AG, which took place on November 21, 2014. In addition to such payments, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the DFS (a separate position from the independent consultant agreed to in the settlement with the SEC), provides ongoing reports to various agencies and terminated the employment of certain individuals at Credit Suisse AG associated with the improper conduct. Credit Suisse AG is paying for the cost of the monitor.
Rates-related matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions’ financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.
The reference rates investigations have also included information requests from regulators regarding trading activities,

information sharing and the setting of benchmark rates in the foreign exchange and commodities markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations. The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but two of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court dismissed a substantial portion of the case against the panel banks, dismissing the claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008. Plaintiffs appealed part of the decision, and after a federal appeals court dismissed the appeal as premature, the US Supreme Court granted review and reversed the federal appeals court. The federal appeals court has set a briefing schedule for plaintiffs’ appeal of the dismissal of their claims. Subsequently, on August 23, 2013, the trial court rejected plaintiffs’ requests to replead the dismissed causes of action, except for certain of plaintiffs’ state law claims, which were replead by the plaintiffs. The court held a hearing on defendants’ motion to dismiss the remaining claims on February 4, 2014. In June 2014, the court denied most of defendants’ motion to dismiss. Plaintiffs filed amended complaints and briefing on defendants’ motions to dismiss these complaints either is complete or is expected to be complete in the first quarter of 2015. One of the matters not consolidated in the multi-district litigation is also in the SDNY and a motion to dismiss is pending. The other matter is proceeding in state court in New York and a motion to dismiss has been fully briefed.
Additionally, Credit Suisse Group AG and an affiliate as well as other financial institutions have been named in three pending civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the court denied defendants’ motion to dismiss the class action brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the two class actions brought by foreign-based investors.
Furthermore, in February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions.
Credit Suisse AG, New York Branch and other financial institutions have also been named in a pending consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars in the SDNY. On February 12, 2015, the class plaintiffs filed a consolidated amended class action complaint.
Singapore MAS matter
On June 14, 2013, the Monetary Authority of Singapore (MAS) announced it was taking supervisory action against 20 banks for various deficiencies relating to the benchmark processes regarding the Singapore dollar interest rate benchmarks, Singapore Interbank Offered Rates and Swap Offered Rates, and the foreign exchange spot benchmarks commonly used to settle Non-Deliverable Forward foreign exchange contracts. Credit Suisse AG Singapore Branch (CSSB) was one of the named banks. The MAS censured the banks and directed them to adopt measures to address these deficiencies. The MAS has also required 19 of the 20 banks, including CSSB, to set aside additional statutory reserves for a period of one year. CSSB, along with six other panel banks, has been calibrated in the third of five tiers by the MAS and required to set aside additional statutory reserves of SGD 400-600 million, which were deposited with the MAS in a non-interest bearing account. During the second quarter of 2014, having completed remedial actions to strengthen governance, internal controls and surveillance systems for these benchmark submissions and trading operations, the MAS returned these additional statutory reserves to CSSB.
CDS-related matters
In July 2013, the Directorate General for Competition of the European Commission (DG Comp) issued a Statement of Objections (SO) to various entities of thirteen CDS dealer banks, certain Markit entities and ISDA in relation to DG Comp’s investigation into possible violations of competition law by certain CDS market participants. Certain Credit Suisse entities were among the named bank entities. The SO marks the commencement of enforcement proceedings in respect of what DG Comp alleges were unlawful attempts to prevent the development of exchange traded platforms for CDS between 2006 and 2009. DG Comp has sent out requests for information and the named Credit Suisse entities are cooperating with such requests.
In addition, certain Credit Suisse entities, as well as other banks and entities, have been named defendants in a consolidated multi-district civil litigation proceeding in the SDNY alleging violations of antitrust law related to CDS. In September 2014, the court overseeing the civil litigation granted in part and denied in part the defendants’ motion to dismiss, which allowed the case to proceed to discovery. Further, a Credit Suisse entity has received civil investigative demands from the DOJ.
Net new assets-related matters
On February 26, 2014, the United States Senate Permanent Subcommittee on Investigations issued a report that included a discussion of Credit Suisse’s determinations about and disclosures of net new assets and, as previously disclosed, Credit Suisse is conducting a review of this topic. The SEC is also conducting an investigation. The disclosure of net new assets is required by banks operating in Switzerland pursuant to Guidelines on Accounting Standards issued by the FINMA.

Alternative trading systems
Credit Suisse is responding to inquiries from various governmental and regulatory authorities concerning the operation of its alternative trading systems, and is cooperating with those requests. Credit Suisse Group AG was also among more than thirty defendants named in putative class action complaints filed in the SDNY since April 2014, alleging violations of US securities laws related to high-frequency trading. Credit Suisse Group AG was never served with the complaints in which it was named as a defendant and those complaints have been superseded by a consolidated amended complaint filed in September 2014 that is now operative. Since no Credit Suisse entity was named in such consolidated amended complaint, Credit Suisse Group AG is no longer a party to the lawsuit.
Caspian Energy litigation
A lawsuit was brought against Credit Suisse International (CSI) in English court by Rosserlane Consultants Limited and Swinbrook Developments Limited. The litigation relates to the forced sale by CSI in 2008 of Caspian Energy Group LP (CEG), the vehicle through which the plaintiffs held a 51% stake in the Kyurovdag oil and gas field in Azerbaijan. CEG was sold for USD 245 million following two unsuccessful merger and acquisition processes. The plaintiffs allege that CEG should have been sold for at least USD 700 million. The trial took place at the end of 2014 and on February 20, 2015, the case was dismissed and judgment given in favor of CSI.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify, or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On March 16, 2015, Credit Suisse AG and the other defendants filed motions to dismiss.
MPS
In late 2014, the Monte dei Paschi di Siena Foundation (Foundation) filed a lawsuit in the Civil Court of Milan, Italy seeking EUR 3 billion in damages jointly from Credit Suisse Securities (Europe) Limited (CSSEL), Banca Leonardo & Co S.p.A. and former members of the Foundation’s management committee. The lawsuit relates to the fairness opinions CSSEL and Banca Leonardo & Co S.p.A. delivered to the Foundation in connection with the EUR 9 billion acquisition of Banca Antonveneta S.p.A. by Banca Monte dei Paschi di Siena S.p.A. (BMPS) in 2008. BMPS funded the acquisition by a EUR 5 billion rights offer and the issuance of unredeemable securities convertible into BMPS shares, in which the Foundation invested EUR 2.9 billion and EUR 490 million, respectively. The Foundation alleges that the fairness opinions were issued in the absence of key financial information. CSSEL believes that the claim lacks merit and is not supported by the available evidence.
Icelandic banks
CSSEL is defending clawback claims of USD 16 million and EUR 22 million brought by the Winding Up Committees (WUCs) of the Icelandic banks Kaupthing Bank hf and LBI hf (previously Landsbanki Islands hf) in the District Court of Reykjavik, Iceland. The claims concern the buyback by the Icelandic banks of their own bonds from CSSEL in the months prior to the Icelandic banks’ insolvency. The primary basis for the clawback is that the buybacks constituted early repayments of debt to CSSEL. In addition, CSI is defending a EUR 170 million clawback claim brought by the WUC of Kaupthing Bank hf in the District Court of Reykjavik, Iceland. The claim relates to CSI’s issuance of ten credit linked notes in 2008, which the WUC is seeking to challenge under various provisions of Icelandic insolvency law in order to claw back funds paid to CSI. The WUCs are also claiming significant penalty interest under Icelandic law in respect of both the CSSEL and CSI claims. CSSEL argues that the buyback transactions are governed by English or New York law and CSI argues that the purchase of the credit linked notes is governed by English law, neither of which provides a legal basis for such clawback actions. In October 2014, the Court of the European Free Trade Association States issued a non-binding decision supporting CSI’s and CSSEL’s position that the governing law of the transactions is relevant. A trial is currently expected to take place in respect of the CSSEL claims in the second half of 2015 and in respect of the CSI claim in 2017. Separately, CSI is pursuing a claim for USD 226 million in the District Court of Reykjavik, Iceland against Kaupthing Bank hf’s WUC in order to enforce certain security rights arising under a 2007 structured trade. CSI acquired the security rights following Kaupthing Bank hf’s insolvency in 2008. A trial of this claim is currently expected to take place in 2017.
Italian investigation
In Italy, a criminal investigation into allegations of unauthorized exercise of financial activity and related offenses has been initiated against subsidiaries and branches of Credit Suisse. Credit Suisse is cooperating in the investigation.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2014
	Credit Suisse Group AG
100	BANK-now AG	Horgen, Switzerland	CHF	30.0
100	Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100	CS LP Holding AG	Zug, Switzerland	CHF	0.1
100	Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100	Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88	Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (France)	Paris, France	EUR	52.9
100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	24.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6
100	Credit Suisse Energy (Canada) Limited	Toronto, Canada	USD	0.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	53.9
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100	[2]	Credit Suisse International	London, United Kingdom	USD	13,107.7
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,836.1
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ LBO Plans Management, LLC	Wilmington, United States	USD	7.8
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
83		Asset Management Finance LLC	Wilmington, United States	USD	341.8
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
1 43 % of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 80 % of voting rights and 98 % of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2014
Credit Suisse Group AG
100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) I Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) IV Limited	St. Peter Port, Guernsey
50		Swisscard AECS AG	Horgen, Switzerland
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[2]	York Capital Management Global Advisors, LLC	New York, United States
0	[2]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.
40 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In the fourth quarter of 2014, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,392	12,193		18,585	228		248		19,061
Interest expense	(3,894)	(6,014)		(9,908)	(316)		197		(10,027)
Net interest income	2,498	6,179		8,677	(88)		445		9,034
Commissions and fees	4,137	8,750		12,887	7		157		13,051
Trading revenues	73	1,717		1,790	159		77		2,026
Other revenues	1,358	877		2,235	1,750	[2]	(1,854)		2,131
Net revenues	8,066	17,523		25,589	1,828		(1,175)		26,242
Provision for credit losses	(1)	126		125	0		61		186
Compensation and benefits	3,510	7,872		11,382	53		(101)		11,334
General and administrative expenses	2,592	6,981		9,573	(101)		62		9,534
Commission expenses	253	1,295		1,548	0		13		1,561
Total other operating expenses	2,845	8,276		11,121	(101)		75		11,095
Total operating expenses	6,355	16,148		22,503	(48)		(26)		22,429
Income/(loss) from continuing operations before taxes	1,712	1,249		2,961	1,876		(1,210)		3,627
Income tax expense	620	679		1,299	1		105		1,405
Income/(loss) from continuing operations	1,092	570		1,662	1,875		(1,315)		2,222
Income from discontinued operations, net of tax	0	102		102	0		0		102
Net income/(loss)	1,092	672		1,764	1,875		(1,315)		2,324
Net income attributable to noncontrolling interests	406	39		445	0		4		449
Net income/(loss) attributable to shareholders	686	633		1,319	1,875		(1,319)		1,875
of which from continuing operations	686	531		1,217	1,875		(1,319)		1,773
of which from discontinued operations	0	102		102	0		0		102
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,092	672		1,764	1,875	(1,315)		2,324
Gains/(losses) on cash flow hedges	0	(27)		(27)	7	0		(20)
Foreign currency translation	2,238	46		2,284	(1)	4		2,287
Unrealized gains/(losses) on securities	0	21		21	0	(9)		12
Actuarial gains/(losses)	(109)	167		58	0	(1,311)		(1,253)
Net prior service credit/(cost)	14	0		14	0	(77)		(63)
Other comprehensive income/(loss), net of tax	2,143	207		2,350	6	(1,393)		963
Comprehensive income/(loss)	3,235	879		4,114	1,881	(2,708)		3,287
Comprehensive income/(loss) attributable to noncontrolling interests	520	94		614	0	(74)		540
Comprehensive income/(loss) attributable to shareholders	2,715	785		3,500	1,881	(2,634)		2,747
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,579	12,438		19,017	62		477		19,556
Interest expense	(3,930)	(7,377)		(11,307)	(60)		(74)		(11,441)
Net interest income	2,649	5,061		7,710	2		403		8,115
Commissions and fees	3,755	9,302		13,057	4		165		13,226
Trading revenues	(516)	3,271		2,755	(23)		7		2,739
Other revenues	1,529	263		1,792	2,288	[2]	(2,304)		1,776
Net revenues	7,417	17,897		25,314	2,271		(1,729)		25,856
Provision for credit losses	4	89		93	0		74		167
Compensation and benefits	3,380	7,807		11,187	59		10		11,256
General and administrative expenses	2,843	5,811		8,654	(135)		80		8,599
Commission expenses	227	1,499		1,726	1		11		1,738
Total other operating expenses	3,070	7,310		10,380	(134)		91		10,337
Total operating expenses	6,450	15,117		21,567	(75)		101		21,593
Income/(loss) from continuing operations before taxes	963	2,691		3,654	2,346		(1,904)		4,096
Income tax expense	8	1,162		1,170	20		86		1,276
Income/(loss) from continuing operations	955	1,529		2,484	2,326		(1,990)		2,820
Income from discontinued operations, net of tax	66	79		145	0		0		145
Net income/(loss)	1,021	1,608		2,629	2,326		(1,990)		2,965
Net income/(loss) attributable to noncontrolling interests	575	94		669	0		(30)		639
Net income/(loss) attributable to shareholders	446	1,514		1,960	2,326		(1,960)		2,326
of which from continuing operations	380	1,435		1,815	2,326		(1,960)		2,181
of which from discontinued operations	66	79		145	0		0		145
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,021	1,608		2,629	2,326	(1,990)		2,965
Gains/(losses) on cash flow hedges	0	2		2	16	0		18
Foreign currency translation	(668)	(1,566)		(2,234)	0	1,213		(1,021)
Unrealized gains/(losses) on securities	(2)	(16)		(18)	0	(14)		(32)
Actuarial gains/(losses)	138	(181)		(43)	0	1,087		1,044
Net prior service credit/(cost)	0	0		0	0	(95)		(95)
Other comprehensive income/(loss), net of tax	(532)	(1,761)		(2,293)	16	2,191		(86)
Comprehensive income/(loss)	489	(153)		336	2,342	201		2,879
Comprehensive income/(loss) attributable to noncontrolling interests	471	163		634	0	(109)		525
Comprehensive income/(loss) attributable to shareholders	18	(316)		(298)	2,342	310		2,354
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,625	13,914		21,539	81		470		22,090
Interest expense	(4,540)	(10,217)		(14,757)	(79)		(111)		(14,947)
Net interest income	3,085	3,697		6,782	2		359		7,143
Commissions and fees	3,934	8,609		12,543	(12)		193		12,724
Trading revenues	1,470	(307)		1,163	1		32		1,196
Other revenues	(37)	2,525		2,488	1,319	[2]	(1,259)		2,548
Net revenues	8,452	14,524		22,976	1,310		(675)		23,611
Provision for credit losses	(5)	93		88	0		82		170
Compensation and benefits	3,601	8,618		12,219	56		28		12,303
General and administrative expenses	2,132	5,073		7,205	(101)		142		7,246
Commission expenses	252	1,433		1,685	1		16		1,702
Total other operating expenses	2,384	6,506		8,890	(100)		158		8,948
Total operating expenses	5,985	15,124		21,109	(44)		186		21,251
Income/(loss) from continuing operations before taxes	2,472	(693)		1,779	1,354		(943)		2,190
Income tax expense/(benefit)	1,251	(886)		365	5		95		465
Income/(loss) from continuing operations	1,221	193		1,414	1,349		(1,038)		1,725
Income/(loss) from discontinued operations, net of tax	17	(57)		(40)	0		0		(40)
Net income/(loss)	1,238	136		1,374	1,349		(1,038)		1,685
Net income attributable to noncontrolling interests	281	52		333	0		3		336
Net income/(loss) attributable to shareholders	957	84		1,041	1,349		(1,041)		1,349
of which from continuing operations	940	141		1,081	1,349		(1,041)		1,389
of which from discontinued operations	17	(57)		(40)	0		0		(40)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,238	136		1,374	1,349	(1,038)		1,685
Gains/(losses) on cash flow hedges	0	7		7	30	0		37
Foreign currency translation	(567)	(685)		(1,252)	1	137		(1,114)
Unrealized gains/(losses) on securities	2	(45)		(43)	0	28		(15)
Actuarial gains/(losses)	20	39		59	0	(109)		(50)
Net prior service credit/(cost)	(2)	1		(1)	0	249		248
Other comprehensive income/(loss), net of tax	(547)	(683)		(1,230)	31	305		(894)
Comprehensive income/(loss)	691	(547)		144	1,380	(733)		791
Comprehensive income/(loss) attributable to noncontrolling interests	186	(91)		95	0	116		211
Comprehensive income/(loss) attributable to shareholders	505	(456)		49	1,380	(849)		580
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,572	73,428		78,000	917	432		79,349
Interest-bearing deposits with banks	69	4,035		4,104	0	(2,860)		1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	152,647	10,561		163,208	0	0		163,208
Securities received as collateral	26,754	100		26,854	0	0		26,854
Trading assets	74,980	166,333		241,313	0	(182)		241,131
Investment securities	3	2,376		2,379	3,981	(3,569)		2,791
Other investments	2,826	5,641		8,467	46,392	(46,246)		8,613
Net loans	20,664	235,264		255,928	350	16,273		272,551
Premises and equipment	892	3,549		4,441	0	200		4,641
Goodwill	731	7,035		7,766	0	878		8,644
Other intangible assets	115	134		249	0	0		249
Brokerage receivables	25,009	16,620		41,629	0	0		41,629
Other assets	24,738	45,773		70,511	221	(174)		70,558
Total assets	334,000	570,849		904,849	51,861	(35,248)		921,462
Liabilities and equity (CHF million)
Due to banks	97	26,409		26,506	2,627	(3,124)		26,009
Customer deposits	1	357,568		357,569	0	11,489		369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,817	(50,698)		70,119	0	0		70,119
Obligation to return securities received as collateral	26,754	100		26,854	0	0		26,854
Trading liabilities	13,133	59,534		72,667	0	(12)		72,655
Short-term borrowings	27,440	(1,519)		25,921	0	0		25,921
Long-term debt	67,776	105,171		172,947	4,930	21		177,898
Brokerage payables	44,029	12,948		56,977	0	0		56,977
Other liabilities	13,103	37,545		50,648	345	(23)		50,970
Total liabilities	313,150	547,058		860,208	7,902	8,351		876,461
Total shareholders' equity	19,693	23,202		42,895	43,959	(42,895)		43,959
Noncontrolling interests	1,157	589		1,746	0	(704)		1,042
Total equity	20,850	23,791		44,641	43,959	(43,599)		45,001

Total liabilities and equity	334,000	570,849		904,849	51,861	(35,248)		921,462
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,965	63,116		68,081	795	(184)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,582	156,156		229,738	0	(325)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	4,522	5,685		10,207	42,570	(42,448)		10,329
Net loans	20,464	210,693		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,120	43,447		61,567	243	1,255		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,673	554,756		854,429	48,274	(29,897)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,677		321,678	0	11,411		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,909	94,832		126,741	2,784	517		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,310	39,790		51,100	84	263		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	278,464	532,333		810,797	6,110	8,733		825,640
Total shareholders' equity	18,059	21,408		39,467	42,164	(39,467)		42,164
Noncontrolling interests	3,150	1,015		4,165	0	837		5,002
Total equity	21,209	22,423		43,632	42,164	(38,630)		47,166

Total liabilities and equity	299,673	554,756		854,429	48,274	(29,897)		872,806
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(12,175)	(6,025)		(18,200)	609	[2]	(29)		(17,620)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(7,105)	6,378		(727)	0		1,002		275
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(10,390)	22,067		11,677	0		8		11,685
Purchase of investment securities	0	(1,060)		(1,060)	(2,217)		2,217		(1,060)
Proceeds from sale of investment securities	0	118		118	0		812		930
Maturities of investment securities	0	187		187	0		153		340
Investments in subsidiaries and other investments	(643)	(585)		(1,228)	(1,352)		1,316		(1,264)
Proceeds from sale of other investments	1,218	301		1,519	3		31		1,553
(Increase)/decrease in loans	9,061	(32,751)		(23,690)	2,482		(2,396)		(23,604)
Proceeds from sales of loans	0	1,255		1,255	0		0		1,255
Capital expenditures for premises and equipment and other intangible assets	(317)	(726)		(1,043)	0		(13)		(1,056)
Proceeds from sale of premises and equipment and other intangible assets	0	1		1	0		0		1
Other, net	(11)	612		601	(10)		15		606
Net cash provided by/(used in) investing activities of continuing operations	(8,187)	(4,203)		(12,390)	(1,094)		3,145		(10,339)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(168)	27,305		27,137	(669)		(428)		26,040
Increase/(decrease) in short-term borrowings	14,532	(11,023)		3,509	0		0		3,509
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,999	(34,000)		(31,001)	0		0		(31,001)
Issuances of long-term debt	6,607	67,543		74,150	2,217		(2,208)		74,159
Repayments of long-term debt	(2,559)	(35,312)		(37,871)	0		1,400		(36,471)
Issuances of common shares	0	0		0	297		0		297
Sale of treasury shares	0	0		0	0		9,394		9,394
Repurchase of treasury shares	0	0		0	(742)		(9,455)		(10,197)
Dividends paid	(1,128)	1,044		(84)	(1,125)		(43)		(1,252)
Other, net	(791)	303		(488)	609		(1,313)		(1,192)
Net cash provided by/(used in) financing activities of continuing operations	19,492	15,860		35,352	587		(2,653)		33,286
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	485	5,132		5,617	20		153		5,790
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(8)	(452)		(460)	0		0		(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(393)	10,312		9,919	122		616		10,657

Cash and due from banks at beginning of period	4,965	63,116		68,081	795		(184)		68,692
Cash and due from banks at end of period	4,572	73,428		78,000	917		432		79,349
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 113 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,078	15,939		22,017	400	[2]	(343)		22,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	444		443	0		95		538
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(594)	17,714		17,120	0		0		17,120
Purchase of investment securities	0	(676)		(676)	(1,402)		1,401		(677)
Proceeds from sale of investment securities	23	153		176	0		0		176
Maturities of investment securities	0	673		673	0		159		832
Investments in subsidiaries and other investments	232	(1,570)		(1,338)	(2,458)		2,004		(1,792)
Proceeds from sale of other investments	2,139	1,026		3,165	481		91		3,737
(Increase)/decrease in loans	3,562	(12,139)		(8,577)	1,228		(1,777)		(9,126)
Proceeds from sales of loans	0	1,483		1,483	0		0		1,483
Capital expenditures for premises and equipment and other intangible assets	(238)	(657)		(895)	0		(8)		(903)
Proceeds from sale of premises and equipment and other intangible assets	0	9		9	0		0		9
Other, net	(87)	202		115	0		7		122
Net cash provided by/(used in) investing activities of continuing operations	5,036	6,662		11,698	(2,151)		1,972		11,519
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	95	22,535		22,630	(500)		333		22,463
Increase/(decrease) in short-term borrowings	22,124	(16,122)		6,002	0		0		6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29,400)	(6,947)		(36,347)	0		0		(36,347)
Issuances of long-term debt	687	37,227		37,914	2,292		(1,116)		39,090
Repayments of long-term debt	(4,219)	(50,997)		(55,216)	0		81		(55,135)
Issuances of common shares	0	0		0	976		0		976
Sale of treasury shares	0	0		0	58		9,706		9,764
Repurchase of treasury shares	0	0		0	(217)		(9,985)		(10,202)
Dividends paid	(178)	(305)		(483)	(154)		73		(564)
Excess tax benefits related to share-based compensation	0	0		0	1		(1)		0
Other, net	(165)	901		736	75		(1,279)		(468)
Net cash provided by/(used in) financing activities of continuing operations	(11,056)	(13,708)		(24,764)	2,531		(2,188)		(24,421)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(74)	(1,145)		(1,219)	(4)		7		(1,216)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(1,027)		(1,027)	0		0		(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(16)	6,721		6,705	776		(552)		6,929

Cash and due from banks at beginning of period	4,981	56,395		61,376	19		368		61,763
Cash and due from banks at end of period	4,965	63,116		68,081	795		(184)		68,692
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 208 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(4,354)	(7,863)		(12,217)	357	[2]	(808)		(12,668)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(2)	317		315	0		(131)		184
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,780	24,153		46,933	0		19		46,952
Purchase of investment securities	0	(276)		(276)	0		(204)		(480)
Proceeds from sale of investment securities	0	936		936	0		0		936
Maturities of investment securities	0	1,442		1,442	0		184		1,626
Investments in subsidiaries and other investments	(84)	(1,832)		(1,916)	(3,584)		3,461		(2,039)
Proceeds from sale of other investments	1,922	996		2,918	110		76		3,104
(Increase)/decrease in loans	1,994	(11,564)		(9,570)	1,154		(2,606)		(11,022)
Proceeds from sales of loans	0	1,090		1,090	0		0		1,090
Capital expenditures for premises and equipment and other intangible assets	(364)	(863)		(1,227)	0		(15)		(1,242)
Proceeds from sale of premises and equipment and other intangible assets	16	10		26	0		0		26
Other, net	235	3,441		3,676	28		(21)		3,683
Net cash provided by/(used in) investing activities of continuing operations	26,497	17,850		44,347	(2,292)		763		42,818
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	78	(14,083)		(14,005)	(1,015)		2,453		(12,567)
Increase/(decrease) in short-term borrowings	5,508	(17,151)		(11,643)	0		3,803		(7,840)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,167)	(19,791)		(39,958)	0		0		(39,958)
Issuances of long-term debt	1,625	35,610		37,235	10		1,160		38,405
Repayments of long-term debt	(6,996)	(48,405)		(55,401)	(1,149)		614		(55,936)
Issuances of common shares	0	0		0	1,930		0		1,930
Sale of treasury shares	0	0		0	367		7,988		8,355
Repurchase of treasury shares	0	0		0	(495)		(8,364)		(8,859)
Dividends paid	0	(321)		(321)	(944)		(31)		(1,296)
Excess tax benefits related to share-based compensation	0	42		42	0		(42)		0
Other, net	(1,749)	5,352		3,603	3,180		(6,389)		394
Net cash provided by/(used in) financing activities of continuing operations	(21,701)	(58,747)		(80,448)	1,884		1,192		(77,372)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(120)	(1,064)		(1,184)	57		(115)		(1,242)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	6	(352)		(346)	0		0		(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	328	(50,176)		(49,848)	6		1,032		(48,810)

Cash and due from banks at beginning of period	4,653	106,571		111,224	13		(664)		110,573
Cash and due from banks at end of period	4,981	56,395		61,376	19		368		61,763
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

41 Credit Suisse Group parent company
> Refer to “Note 40 – Subsidiary guarantee information” for the condensed Credit Suisse Group parent company financial information.
42 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP.
FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP banking law (true and fair view) and its primary accounting standard.
The principal provisions of the Banking Ordinance and the FINMA Circular 2008/2, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
> Refer to “Note 1 – Summary of significant accounting policies” for a detailed description of the Group’s accounting policies.
Scope of consolidation
Under US GAAP, the Group does not consolidate certain entities that issue redeemable preferred securities. Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.
Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.
Fair value option
Unlike US GAAP, Swiss GAAP generally does not allow the >>>fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of income.
For issued structured products that include own debt and meet certain restrictive conditions, fair value measurement is applied on a case-by-case basis. The related changes in fair value of both the embedded derivative and the host contract are recorded in trading revenues, except for fair value adjustments relating to own credit that cannot be recognized in the consolidated statements of income.
Other issued structured products which are not in the scope of this interpretation or for which fair value accounting is not elected under Swiss GAAP but for which the fair value option is elected under US GAAP continue to be bifurcated for Swiss GAAP purposes. This means that the embedded derivative is carried at fair value and the host contract is accounted for at amortized cost.
Other non-trading assets measured at fair value
Under US GAAP, all of our mortgage servicing rights and most of our life settlement contracts are reported at fair value, with changes in value reported in the consolidated statements of operations.
Under Swiss GAAP, mortgage servicing rights and life settlement contracts are carried at the lower of cost or market.
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment annually or more frequently if an event or change in circumstances indicates that the goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, generally not exceeding five years, except for justified cases where a maximum useful life of up to 20 years is acceptable. In addition, goodwill is tested for impairment.
Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if an event or change in circumstances indicates that the asset may be impaired.
Under Swiss GAAP, intangible assets with indefinite lives are amortized over a useful life, up to a maximum of five years. In addition, these assets are tested for impairment.
Pensions and post-retirement benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation.
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

Loan origination fees
US GAAP requires the deferral of certain fees received upfront in connection with the loan origination for loans not held under the fair value option.
Under Swiss GAAP, only upfront payments or fees that are considered interest-related components are deferred (e.g., premiums and discounts). Fees received from the borrower which are considered service-related fees such as commitment fees, structuring fees and arrangement fees are immediately recognized in commission income.
Sale of financial instruments held at amortized cost
Under US GAAP, the gain or loss on sale or early redemption of a financial instrument is immediately recognized in the consolidated statements of operations.
Under Swiss GAAP, the gain or loss on sale or early redemption of an interest-related financial instrument held at amortized cost is deferred over the remaining original term of the financial instrument.
Extinguishment of own debt
Under US GAAP, repurchased or reacquired own debt instruments are extinguished and gains or losses from extinguishment are immediately recognized in other income.
Under Swiss GAAP, repurchased own debt is only extinguished if the respective securities are legally extinguished. Gains or losses from extinguishment of own debt that was accounted for at amortized cost are deferred and amortized over the original term of the repurchased instruments. For reacquired own debt instruments that are not legally extinguished, the repurchased own debt instruments are either held as financial investments at the lower of cost or market or as trading assets at fair value. The carrying value of the repurchased instruments is offset against the respective liability of own debt instruments issued.
Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairment.
Under Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also valued at cost less accumulated depreciation and any other-than-temporary impairment. If the Group does not intend to hold real estate permanently, it is carried at the lower of cost or market.
Sale and leaseback transactions
Under US GAAP, gains from the sale of property subject to a sale and leaseback agreement are deferred and amortized over the leaseback period.
Under Swiss GAAP, gains from the sale of property subject to a sale and leaseback agreement are only deferred if the provisions of the leaseback contract indicate that the leaseback is a capital lease; if the leaseback contract meets the requirements of an operating lease, such gains are immediately recognized upon sale of the property.
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
Under Swiss GAAP, available-for-sale securities are accounted for at the lower of cost or market with valuation reductions and recoveries due to market fluctuations recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net trading income.
Non-marketable equity securities
Under US GAAP, non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value.
Under Swiss GAAP, non-marketable equity securities are carried at the lower of cost or market.
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
Under Swiss GAAP, all impairments are recognized in the consolidated statements of income. Impairments recognized on held-to-maturity securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. A reversal is recorded in the consolidated statements of income.
Trading positions
Under both US GAAP and Swiss GAAP, positions classified in the trading portfolio are valued at fair value. Under US GAAP, this classification is based on management’s intent concerning the specific instrument, whereas under Swiss GAAP, the prevailing criteria is the active management of the specific instrument in the context of a documented trading strategy.
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
Under Swiss GAAP, security collateral received and the obligation to return collateral of securities lending transactions are not recognized on the balance sheet.
Derecognition of financial instruments
Under US GAAP, financial instruments are only derecognized if the transaction meets certain criteria.
Under Swiss GAAP, a financial instrument is derecognized when the economic control has been transferred from the seller to the buyer.
Discontinued operations
Under US GAAP, the assets and liabilities of an operation held-for-sale are separated from the ordinary captions of the consolidated balance sheets and are reported as discontinued operations measured at the lower of the carrying value or fair value less cost to sell. Accordingly, income and expense from discontinued operations are reported in a separate line item of the consolidated statements of operations.
Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and continue to be valued according to the respective captions.
Extraordinary income and expenses
Unlike US GAAP, Swiss GAAP does report certain expenses or revenues as extraordinary. Extraordinary income and expenses are reported net of tax.
Reserves for general banking risks
US GAAP does not allow general unallocated provisions.
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component between liabilities and shareholders’ equity. Reserves for general banking risks are established or released through extraordinary expense and extraordinary income, respectively, or result from the reallocation of provisions which are no longer economically required.
Loan commitments
Under US GAAP, the Group includes unused credit facilities that can be revoked at its sole discretion upon notice to the client in loan commitments.
Under Swiss GAAP, credit facilities that can be revoked at the Group’s sole discretion are only disclosed if the notice period exceeds six weeks.

43 Risk assessment
In accordance with the Swiss Code of Obligations the following disclosure provides information regarding the risk assessment process, which was in place for the reporting period and followed by the Board of Directors.
The primary objectives of risk management are to protect the financial strength and reputation of the Group, while ensuring that capital is well deployed to support business activities and grow shareholder value. The risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within set limits in a transparent and timely manner.
The Board of Directors is responsible for the strategic direction, supervision and control of the Group and for defining its overall tolerance for risk in the form of a risk appetite statement and overall risk limits. The Board of Directors has delegated certain responsibilities regarding risk management and oversight to the Risk Committee, the Audit Committee and to the Executive Board.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits. In addition to its other responsibilities, such as reviewing the quarterly and annual financial statements and the performance of internal and external auditors, the Audit Committee reviews management’s report on internal control over financial reporting (SOX 404), the annual report on the internal control system and the annual compliance report.
Within the Executive Board of the Group, the Chief Risk Officer (CRO) is responsible for providing risk management oversight and for establishing an organizational basis to manage and report on all risk management matters. The Capital Allocation & Risk Management Committee (CARMC), the Valuation Risk Management Committee, the Risk Processes & Standards Committee and the Reputational Risk & Sustainability Committee have been established at senior management level to further support the risk management function. CARMC is comprised of at least five members of the Executive Board and senior management appointed by the CEO and operates rotating through the following three cycles: (i) asset & liability management including capital, funding and liquidity; (ii) market & credit risks; and (iii) internal control systems including operational risks, legal and compliance issues and internal control matters. CARMC may delegate its authority to set and approve certain limits for position risk, funding, liquidity and capital to the CRO or divisional risk management committees. Divisional and legal entity risk management committees review risk, legal and compliance and internal control matters specific to the divisions and individual legal entities, respectively.
During the reporting period, the Board of Directors received the quarterly risk reports from the CRO and the annual internal control system and compliance reports from the office of the General Counsel, which formed the basis of the Board of Directors’ risk reviews. Additional risk information was provided at each meeting of the Risk Committee and at most Board meetings. The Board of Directors, assisted by its Risk and Audit Committees, performed a systematic risk assessment in accordance with established policies and procedures.

Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group CEO and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.
The CEO and CFO concluded that, as of December 31, 2014, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2014 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2014.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2014, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Group's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2014, and our report dated March 20, 2015 expressed an unqualified opinion on those consolidated financial statements.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 20, 2015

Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
Report on the conditional increase of share capital

Statements of income
Balance sheets
1 Accounting principles
2 Contingent liabilities
3 Principal participations
4 Bonds
5 Shareholdings of members of the Executive Board and the Board of Directors
6 Own shares held by the company and by group companies
7 Significant shareholders
8 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
9 Interest rate swap
10 Risk assessment

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholder of Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the “Group”), which comprise the balance sheet, income statement and notes thereto for the year ended December 31, 2014.
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
Opinion
In our opinion, the financial statements for the year ended December 31, 2014 comply with Swiss law and the Group’s articles of incorporation.

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
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge
Zurich, Switzerland
March 20, 2015

Parent company financial statements
Statements of income
in	2014	2013
Income (CHF million)
Dividend income from investments in group companies	263	381
Other financial income	241	62
Gain on sale of noncurrent assets	23	35
Other income	167	192
Extraordinary income	9	0
Total income	703	670
Expenses (CHF million)
Financial expenses	338	125
Compensation and benefits	46	67
Other expenses	146	37
Valuation adjustments, write-offs and provisions	14	0
Tax expense	14	32
Total expenses	558	261
Net income	145	409

Balance sheets
	Reference to notes	end of
		2014	2013
Assets (CHF million)
Cash with group companies		917	795
Receivables from third parties		3	7
Accrued income and prepaid expenses – third parties		1	0
Accrued income and prepaid expenses – group companies		297	235
Total current assets		1,218	1,037
Investments in group companies	3	41,789	40,440
Long-term loans to group companies		4,351	4,588
Financial investments		267	173
Total noncurrent assets		46,407	45,201
Total assets		47,625	46,238
Liabilities and shareholders' equity (CHF million)
Payables to third parties		1	3
Payables to group companies		2,954	2,876
Accrued expenses and deferred income – third parties		79	87
Accrued expenses and deferred income – group companies		69	35
Total short-term liabilities		3,103	3,001
Bonds	4	4,991	2,292
Long-term loans from group companies		31	761
Provisions		311	312
Total long-term liabilities		5,333	3,365
Total liabilities		8,436	6,366
Share capital	8	64	64
General reserves		1,800	1,800
Reserves from capital contributions		17,676	18,504
General legal reserves		19,476	20,304
Reserves for own shares	6	3,929	3,929
Free reserves		10,500	10,500
Retained earnings brought forward		5,075	4,666
Net income		145	409
Retained earnings		5,220	5,075
Total shareholders' equity		39,189	39,872
Total liabilities and shareholders' equity		47,625	46,238

Notes to the financial statements
1 Accounting principles
The financial statements of Credit Suisse Group AG are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in Swiss francs (CHF). The financial year ends on December 31.
Standards to be adopted in future periods
On December 23, 2011, the Federal Assembly of the Swiss Confederation enacted a new law on commercial accounting and financial reporting. These new provisions are contained in the 32nd title of the Swiss Code of Obligations. The new law was effective as of January 1, 2013. The new accounting law in the 32nd title will be applicable to financial statements as of and for the financial year 2015.
The new legislation will lead to changes in the minimum structure of the balance sheet and the income statement. The new law also adds a number of additional requirements with regard to the minimum content of the notes to the financial statements.
The new law explicitly contains valuation principles. The main difference between the new law and the current law is the principle of individual valuation and the valuation principles for assets with an observable market price in an active market. Under the new law, assets with a quoted market price or another observable market price in an active market may be valued at these prices in subsequent valuations, even if these are above the nominal value or the acquisition price. However, the principle of prudence remains and hidden reserves continue to be acceptable.
Subsequent events
On January 15, 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. It also decreased the target range for the three-month Swiss franc LIBOR. These decisions led to a significant strengthening of the Swiss franc against all major currencies and a decrease in Swiss franc interest rates.
2 Contingent liabilities
end of	2014	2013
CHF million
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	51,612	43,857
of which have been entered into on behalf of subsidiaries	51,612	43,857
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire group.
3 Principal participations
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s principal participations.
4 Bonds
end of	Interest rate	Issue date	First call date	Maturity date	2014	2013
Bonds (CHF million)
Low-trigger tier 1 capital instruments – CHF 290 million	6.00%	September 4, 2013	September 4, 2018	Perpetual	290	290
Low-trigger tier 1 capital instruments – USD 2,250 million	7.50%	December 11, 2013	December 11, 2023	Perpetual	2,227	2,002
Low-trigger tier 1 capital instruments – USD 2,500 million	6.25%	June 18, 2014	December 18, 2024	Perpetual	2,474	–
Total					4,991	2,292

5 Shareholdings of members of the Executive Board and the Board of Directors
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2014.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested SISUs	Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)
December 31, 2014
Brady W. Dougan	641,334		326,139	967,473	–	8,074,202	8,179,566
James L. Amine	79,131		522,755	601,886	–	13,505,094	13,110,695
Gaël de Boissard	249,617		506,289	755,906	–	13,485,853	12,697,728
Romeo Cerutti	96,887		169,842	266,729	–	4,158,932	4,259,637
David R. Mathers	32,146		287,055	319,201	–	7,031,063	7,199,339
Hans-Ulrich Meister	318,484		321,385	639,869	–	7,948,267	8,060,336
Joachim Oechslin	–		64,060	64,060	–	1,595,094	1,606,625
Timothy P. O’Hara	–		664,016	664,016	–	17,154,283	16,653,521
Robert S. Shafir	617,053		386,794	1,003,847	–	9,439,287	9,700,794
Pamela A. Thomas-Graham	–		158,139	158,139	–	3,857,930	3,966,126
Total	2,034,652		3,406,474	5,441,126	–	86,250,005	85,434,367
December 31, 2013
Brady W. Dougan	1,221,334		416,540	1,637,874	38,051	12,176,651	12,396,697
Gaël de Boissard	107,329		536,014	643,343	31,283	16,187,272	15,470,189
Romeo Cerutti	136,344		231,491	367,835	11,636	6,128,891	6,630,073
Tobias Guldimann	–		258,127	258,127	14,545	6,907,523	7,435,765
David R. Mathers	17,469		387,642	405,111	7,565	9,422,493	10,777,295
Hans-Ulrich Meister	189,478		417,112	606,590	23,273	11,248,886	12,009,299
Robert S. Shafir	617,053		532,112	1,149,165	31,160	14,344,561	15,360,428
Pamela A. Thomas-Graham	–		216,875	216,875	7,191	5,461,314	6,110,280
Eric M. Varvel	–		286,098	286,098	27,735	9,597,358	8,558,226
Total	2,289,007		3,282,011	5,571,018	192,439	91,474,949	94,748,252
1 Includes shares that were initially granted as deferred compensation and have vested.

Board of Directors shareholdings
The table below discloses the shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest. As of December 31, 2014, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
in	2014	2013
December 31 (shares) [1]
Urs Rohner	229,492	230,402
Jassim Bin Hamad J.J. Al Thani	19,763	17,918
Iris Bohnet	18,243	15,464
Noreen Doyle	52,984	49,014
Jean-Daniel Gerber	21,550	17,701
Andreas N. Koopmann	46,859	42,569
Jean Lanier	56,665	44,951
Kai S. Nargolwala	176,974	114,666
Anton van Rossum	59,081	56,464
Severin Schwan	25,155	–
Richard E. Thornburgh	184,668	212,530
Sebastian Thrun	2,779	–
John Tiner	70,482	48,471
Total	964,695	850,150	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Excludes 144,186 shares and 316,675 shares held by Peter Brabeck-Letmathe and Walter B. Kielholz, respectively, who stepped down from the Board as of May 9, 2014.
6 Own shares held by the company and by group companies
	2014		2013
	Share equivalents	CHF million	Share equivalents	CHF million
Balance at beginning of financial year
Physical holdings [1]	5,183,154	141	27,036,831	602
Holdings, net of pending obligations	(452,459)	(12)	167,682	4
Balance at end of financial year
Physical holdings [1]	7,666,658	192	5,183,154	141
Holdings, net of pending obligations	(938,896)	(24)	(452,459)	(12)
1 Representing 0.5% and 0.3% of issued shares as of December 31, 2014 and 2013, respectively.
7 Significant shareholders
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.

8 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of shares		Par value in CHF	No. of shares issued	Par value in CHF
Share capital as of December 31, 2013				1,596,119,349	63,844,774

Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2013	400,000,000		16,000,000
Capital as of December 31, 2014	400,000,000	[1]	16,000,000
Staff shares
Capital as of December 31, 2013	11,049,598		441,984
Subscriptions in 2014 - before AGM	(11,049,598)		(441,984)	11,049,598	441,984
AGM of May 9, 2014 - increase	30,000,000		1,200,000
Capital as of December 31, 2014	30,000,000		1,200,000
Conversion capital
Capital as of December 31, 2013	150,000,000		6,000,000
Capital as of December 31, 2014	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2013	112,447,713		4,497,909
Capital as of December 31, 2014	112,447,713		4,497,909

Share capital as of December 31, 2014				1,607,168,947	64,286,758
1 400.0 million shares reserved for high-trigger capital instruments.
2 98.9 million shares reserved for high-trigger capital instruments.
9 Interest rate swap
Credit Suisse Group AG hedges an open interest rate risk exposure from a fixed rate liability with a nominal amount of USD 1.0 billion with a fix receiver interest rate swap with equivalent notional. This hedge is considered to be highly effective over the entire maturity of the hedge relationship and no replacement values and no valuation changes, i.e. change of clean replacement values, are recorded on the balance sheet and in the statement of income of the company. The interest coupons received and paid from the interest rate swap are recorded in the statement of income as an adjustment to the interest expense of the hedged exposure.
10 Risk assessment
> Refer to “Note 43 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2014
Retained earnings (CHF million)
Retained earnings brought forward	5,075
Net income	145
Retained earnings available for appropriation	5,220
To be carried forward	5,220
Total	5,220
Proposed distribution out of reserves from capital contributions
2014
Reserves from capital contributions (CHF million)
Balance at beginning of year	18,504
Capital surplus for issued registered shares	297
Cash distribution for the financial year 2013	(1,125)
Balance at end of year	17,676
Proposed distribution of CHF 0.70 per registered share for the financial year 2014 [1]	(1,125)
Balance after distribution	16,551
1
1,606.9 million registered shares - net of own shares held by the company - at December 31, 2014. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and activities in own shares.

Report on the conditional increase of share capital
Independent Auditor’s Report to the Board of Directors of Credit Suisse Group AG, Zurich
We have audited the issue of new shares by Credit Suisse Group AG during the period from 1 January 2014 to 31 October 2014 pursuant to the resolution of the General Meeting of Shareholders of 9 May 2014 in accordance with article 653f para. 1 Code of Obligations (CO).
Board of Directors' Responsibility
The Board of Directors is responsible for the issue of new shares in accordance with the legal requirements and the company’s articles of incorporation.
Auditor's Responsibility
Our responsibility is to express an opinion based on our audit as to whether the issue of new shares complies with Swiss law and the company's articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the issue of new shares complies with the legal requirements and the company’s articles of incorporation.
An audit involves performing procedures to obtain audit evidence so that material breaches of the legal requirements and the company’s articles of incorporation for the issue of new shares may be identified with reasonable assurance. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material breaches of the requirements concerning the issue of new shares, whether due to fraud or error.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the issue of 11,049,598 registered shares with a nominal value of CHF 0.04 complies with Swiss law and the company's articles of incorporation.
KPMG AG
Simon Ryder                                    Ralph Dicht
Licensed Audit Expert                       Licensed Audit Expert
Zurich, 2 December 2014

Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

Consolidated statements of operations
Consolidated statements of comprehensive income
Consolidated balance sheets
Consolidated balance sheets (continued)
Consolidated statements of changes in equity
Consolidated statements of changes in equity (continued)
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
Supplemental cash flow information
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
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
20 Other intangible assets
21 Other assets and other liabilities
22 Deposits
23 Long-term debt
24 Accumulated other comprehensive income
25 Offsetting of financial assets and financial liabilities
26 Tax
27 Employee deferred compensation
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers of financial assets and variable interest entities
33 Financial instruments
34 Assets pledged and collateral
35 Capital adequacy
36 Litigation
37 Significant subsidiaries and equity method investments
38 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
39 Risk assessment

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Bank's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2015 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 20, 2015

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2014	2013	2012
Consolidated statements of operations (CHF million)
Interest and dividend income	6	18,585	19,017	21,539
Interest expense	6	(9,908)	(11,307)	(14,757)
Net interest income	6	8,677	7,710	6,782
Commissions and fees	7	12,887	13,057	12,543
Trading revenues	8	1,790	2,755	1,163
Other revenues	9	2,235	1,792	2,488
Net revenues		25,589	25,314	22,976
Provision for credit losses	10	125	93	88
Compensation and benefits	11	11,382	11,187	12,219
General and administrative expenses	12	9,573	8,654	7,205
Commission expenses		1,548	1,726	1,685
Total other operating expenses		11,121	10,380	8,890
Total operating expenses		22,503	21,567	21,109
Income from continuing operations before taxes		2,961	3,654	1,779
Income tax expense	26	1,299	1,170	365
Income from continuing operations		1,662	2,484	1,414
Income/(loss) from discontinued operations, net of tax	4	102	145	(40)
Net income		1,764	2,629	1,374
Net income attributable to noncontrolling interests		445	669	333
Net income/(loss) attributable to shareholder		1,319	1,960	1,041
of which from continuing operations		1,217	1,815	1,081
of which from discontinued operations		102	145	(40)
Consolidated statements of comprehensive income
in	2014	2013	2012
Comprehensive income (CHF million)
Net income	1,764	2,629	1,374
Gains/(losses) on cash flow hedges	(27)	2	7
Foreign currency translation	2,284	(2,234)	(1,252)
Unrealized gains/(losses) on securities	21	(18)	(43)
Actuarial gains/(losses)	58	(43)	59
Net prior service credit/(cost)	14	0	(1)
Other comprehensive income/(loss), net of tax	2,350	(2,293)	(1,230)
Comprehensive income	4,114	336	144
Comprehensive income attributable to noncontrolling interests	614	634	95
Comprehensive income/(loss) attributable to shareholder	3,500	(298)	49
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2014	2013
Assets (CHF million)
Cash and due from banks		78,000	68,081
of which reported at fair value		304	527
of which reported from consolidated VIEs		1,493	952
Interest-bearing deposits with banks		4,104	3,385
of which reported at fair value		0	311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	163,208	160,013
of which reported at fair value		104,283	96,587
of which reported from consolidated VIEs		660	1,959
Securities received as collateral, at fair value		26,854	22,800
of which encumbered		25,220	17,964
Trading assets, at fair value	14	241,313	229,738
of which encumbered		77,583	72,976
of which reported from consolidated VIEs		4,261	3,610
Investment securities	15	2,379	1,627
of which reported at fair value		2,379	1,627
of which reported from consolidated VIEs		0	100
Other investments	16	8,467	10,207
of which reported at fair value		5,642	7,590
of which reported from consolidated VIEs		2,105	1,983
Net loans	17	255,928	231,157
of which reported at fair value		22,913	19,457
of which encumbered		192	638
of which reported from consolidated VIEs		245	4,207
allowance for loan losses		(597)	(691)
Premises and equipment	18	4,441	4,895
of which reported from consolidated VIEs		422	481
Goodwill	19	7,766	7,121
Other intangible assets	20	249	210
of which reported at fair value		70	42
Brokerage receivables		41,629	52,044
Other assets	21	70,511	61,567
of which reported at fair value		32,321	31,518
of which encumbered		250	722
of which reported from consolidated VIEs		16,132	14,329
Assets of discontinued operations held-for-sale		0	1,584
Total assets		904,849	854,429
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2014	2013
Liabilities and equity (CHF million)
Due to banks	22	26,506	23,147
of which reported at fair value		832	1,460
Customer deposits	22	357,569	321,678
of which reported at fair value		3,251	3,241
of which reported from consolidated VIEs		3	265
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	70,119	94,032
of which reported at fair value		54,732	76,104
Obligation to return securities received as collateral, at fair value		26,854	22,800
Trading liabilities, at fair value	14	72,667	76,812
of which reported from consolidated VIEs		35	93
Short-term borrowings		25,921	20,193
of which reported at fair value		3,861	6,053
of which reported from consolidated VIEs		9,384	4,286
Long-term debt	23	172,947	126,741
of which reported at fair value		80,260	62,462
of which reported from consolidated VIEs		13,452	12,992
Brokerage payables		56,977	73,154
Other liabilities	21	50,648	51,100
of which reported at fair value		16,933	21,971
of which reported from consolidated VIEs		1,727	710
Liabilities of discontinued operations held-for-sale		0	1,140
Total liabilities		860,208	810,797
Common shares / participation securities		4,400	4,400
Additional paid-in capital		34,842	34,851
Retained earnings		15,877	14,621
Accumulated other comprehensive income/(loss)	24	(12,224)	(14,405)
Total shareholder's equity		42,895	39,467
Noncontrolling interests		1,746	4,165
Total equity		44,641	43,632

Total liabilities and equity		904,849	854,429
end of	2014	2013
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,665,200
Shares outstanding	4,399,680,200	4,399,665,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2014. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
2014 (CHF million)
Balance at beginning of period	4,400	34,851		14,621	0		(14,405)	39,467	4,165	43,632
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	26		–	–		–	26	–	26
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(578)	(578)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	40	40
Net income/(loss)	–	–		1,319	–		–	1,319	445	1,764
Total other comprehensive income/(loss), net of tax	–	–		–	–		2,181	2,181	169	2,350
Share-based compensation, net of tax	–	(61)	[4]	–	–		–	(61)	–	(61)
Dividends on share-based compensation, net of tax	–	(44)		–	–		–	(44)	–	(44)
Dividends paid	–	–		(63)	–		–	(63)	(21)	(84)
Changes in redeemable noncontrolling interests	–	2		–	–		–	2	–	2
Changes in scope of consolidation, net	–	–		–	–		–	–	(2,477)	(2,477)
Other	–	68		–	–		–	68	3	71
Balance at end of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
2013 (CHF million)
Balance at beginning of period	4,400	29,365		13,086	0		(12,147)	34,704	8,179	42,883
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–		–	–		–	–	(22)	(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(5,060)	(5,060)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	693	693
Net income/(loss)	–	–		1,960	–		–	1,960	682	2,642
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,258)	(2,258)	(35)	(2,293)
Cancellation of repurchased shares	–	(445)		–	–		–	(445)	–	(445)
Share-based compensation, net of tax	–	196		–	–		–	196	–	196
Dividends on share-based compensation, net of tax	–	(87)		–	–		–	(87)	–	(87)
Dividends paid	–	–		(424)	–		–	(424)	(59)	(483)
Changes in redeemable noncontrolling interests	–	(13)		–	–		–	(13)	–	(13)
Changes in scope of consolidation, net	–	–		–	–		–	–	(211)	(211)
Other	–	5,835		(1)	–		–	5,834	(2)	5,832
Balance at end of period	4,400	34,851		14,621	0		(14,405)	39,467	4,165	43,632
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (69) million from the excess recognized compensation expense over fair value of shares delivered.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
2012 (CHF million)
Balance at beginning of period	4,400	24,813	12,328	0	(11,155)	30,386	8,948	39,334
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	252	–	–	–	252	(90)	162
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(875)	(875)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	240	240
Net income/(loss)	–	–	1,041	–	–	1,041	344	1,385
Total other comprehensive income/(loss), net of tax	–	–	–	–	(992)	(992)	(238)	(1,230)
Share-based compensation, net of tax	–	889	–	–	–	889	–	889
Dividends on share-based compensation, net of tax	–	(50)	–	–	–	(50)	–	(50)
Dividends paid	–	–	(267)	–	–	(267)	(54)	(321)
Changes in redeemable noncontrolling interests	–	(7)	–	–	–	(7)	–	(7)
Changes in scope of consolidation, net	–	–	–	–	–	–	(96)	(96)
Other	–	3,468	(16)	–	–	3,452	–	3,452
Balance at end of period	4,400	29,365	13,086	0	(12,147)	34,704	8,179	42,883
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2014	2013	2012
Operating activities of continuing operations (CHF million)
Net income	1,764	2,629	1,374
(Income)/loss from discontinued operations, net of tax	(102)	(145)	40
Income from continuing operations	1,662	2,484	1,414
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	1,276	1,337	1,264
Provision for credit losses	125	93	88
Deferred tax provision/(benefit)	619	658	(301)
Share of net income/(loss) from equity method investments	147	48	24
Trading assets and liabilities, net	(5,096)	10,427	(14,175)
(Increase)/decrease in other assets	6,483	(3,248)	(1,141)
Increase/(decrease) in other liabilities	(24,146)	10,134	(4,218)
Other, net	730	84	4,828
Total adjustments	(19,862)	19,533	(13,631)
Net cash provided by/(used in) operating activities of continuing operations	(18,200)	22,017	(12,217)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(727)	443	315
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,677	17,120	46,933
Purchase of investment securities	(1,060)	(676)	(276)
Proceeds from sale of investment securities	118	176	936
Maturities of investment securities	187	673	1,442
Investments in subsidiaries and other investments	(1,228)	(1,338)	(1,916)
Proceeds from sale of other investments	1,519	3,165	2,918
(Increase)/decrease in loans	(23,690)	(8,577)	(9,570)
Proceeds from sales of loans	1,255	1,483	1,090
Capital expenditures for premises and equipment and other intangible assets	(1,043)	(895)	(1,227)
Proceeds from sale of premises and equipment and other intangible assets	1	9	26
Other, net	601	115	3,676
Net cash provided by/(used in) investing activities of continuing operations	(12,390)	11,698	44,347
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2014	2013	2012
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	27,137	22,630	(14,005)
Increase/(decrease) in short-term borrowings	3,509	6,002	(11,643)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(31,001)	(36,347)	(39,958)
Issuances of long-term debt	74,150	37,914	37,235
Repayments of long-term debt	(37,871)	(55,216)	(55,401)
Dividends paid	(84)	(483)	(321)
Excess tax benefits related to share-based compensation	0	0	42
Other, net	(488)	736	3,603
Net cash provided by/(used in) financing activities of continuing operations	35,352	(24,764)	(80,448)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	5,617	(1,219)	(1,184)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(460)	(1,027)	(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	9,919	6,705	(49,848)

Cash and due from banks at beginning of period	68,081	61,376	111,224
Cash and due from banks at end of period	78,000	68,081	61,376
Supplemental cash flow information
in	2014	2013	2012
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	1,455	769	1,010
Cash paid for interest	9,419	11,686	14,920
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	143	4	2,418
Fair value of liabilities assumed	29	0	2,418
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	687	338	0
Liabilities sold	1,084	162	0
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse AG (the Bank), a Swiss bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31.
In the fourth quarter of 2014, as part of an announced program to evolve the Bank’s legal entity structure to meet developing and future regulatory requirements and regulation of the US Federal Reserve on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the consolidated financial statements of the Bank, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.
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
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for a summary of significant accounting policies, with the exception of the following accounting policies.
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
Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Bank management. For example, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.
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
The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy.
Health care cost trend rates are determined by reviewing external data and the Bank’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.
The funded status of the Bank’s defined benefit post-retirement and pension plans is recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the average remaining service life of active employees expected to receive benefits.
The Bank records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Own shares, own bonds and financial instruments on Group shares
The Bank’s shares are wholly-owned by Credit Suisse Group AG and are not subject to trading. The Bank may buy and sell Credit Suisse Group AG shares (Group shares), own bonds and financial instruments on Group shares within its normal trading and market-making activities. In addition, the Bank may hold Group shares to economically hedge commitments arising from employee share-based compensation awards. Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Financial instruments on Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Group shares and unrealized and realized gains and losses on Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group for recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial position, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.
4 Discontinued operations
In January 2014, the Bank completed the sale of its Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in the first quarter 2014, net of allocated goodwill of CHF 23 million. As of December 31, 2013, CFIG had total assets of CHF 31 million that were held-for-sale. The Bank continued to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Bank.
In March 2014, the Bank completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations in 2014 and prior periods have not been restated. The Bank retained certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Bank.
In August 2014, the Bank completed the sale of its domestic private banking business booked in Germany (German private banking business) to Bethmann Bank AG, a subsidiary of ABN AMRO, and recognized a pre-tax gain on disposal of CHF 109 million in the third quarter 2014. As of June 30, 2014, the German private banking business had total assets and total liabilities of CHF 979 million and CHF 742 million, respectively, that were held-for-sale. Bethmann Bank AG and ABN AMRO are companies unrelated to the Bank.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets held-for-sale
end of	2013
German private banking business (CHF million)
Cash	960
Loans	575
Other assets	18
Total assets held-for-sale	1,553
CFIG (CHF million)
Fees receivable	8
Goodwill	23
Total assets held-for-sale	31
Bank (CHF million)
Total assets held-for-sale	1,584
Liabilities held-for-sale
end of	2013
German private banking business (CHF million)
Deposits	1,118
Other liabilities	22
Total liabilities held-for-sale	1,140
Bank (CHF million)
Total liabilities held-for-sale	1,140

Income/(loss) from discontinued operations
in	2014	2013	2012
Operations-related (CHF million)
Net revenues	31	233	288
of which German private banking business	27	52	54
of which ETF business	–	29	53
of which Strategic Partners	–	33	60
of which CFIG	0	114	116
Operating expenses	35	158	296
of which German private banking business	33	71	108
of which ETF business	–	23	49
of which Strategic Partners	–	8	38
of which CFIG	0	51	88
Income tax expense/(benefit)	1	38	32
of which German private banking business	0	(6)	2
of which ETF business	–	5	2
of which Strategic Partners	–	10	15
of which CFIG	0	29	16
Income/(loss), net of tax	(5)	37	(40)
of which German private banking business	(6)	(13)	(56)
of which ETF business	–	1	2
of which Strategic Partners	–	15	7
of which CFIG	0	34	12
Transaction-related (CHF million)
Gain on disposal	200	237	–
of which German private banking business	109	–	–
of which ETF business	–	146	–
of which Strategic Partners	–	91	–
of which CFIG	91	–	–
Operating expenses	54	93	–
of which German private banking business	48	–	–
of which ETF business	–	11	–
of which Strategic Partners	–	22	–
of which CFIG	0	56	–
Income tax expense/(benefit)	39	36	–
of which ETF business	–	21	–
of which Strategic Partners	–	40	–
of which CFIG	42	(24)	–
Income/(loss), net of tax	107	108	–
of which German private banking business	61	–	–
of which ETF business	–	114	–
of which Strategic Partners	–	29	–
of which CFIG	49	(32)	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102	145	(40)
of which German private banking business	55	(13)	(56)
of which ETF business	–	115	2
of which Strategic Partners	–	44	7
of which CFIG	49	2	12

5 Segment information
For the purposes of the presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2014, 2013 and 2012 was CHF 264 million, CHF 243 million and CHF 237 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 656 million, CHF 659 million and CHF 684 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2014 and 2013, were CHF 25.7 billion and CHF 25.4 billion, respectively.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) from continuing operations before taxes
in	2014	2013	2012
Net revenues (CHF million)
Private Banking & Wealth Management	12,637	13,442	13,474
Investment Banking	12,515	12,565	12,558
Adjustments [1,2]	437	(693)	(3,056)
Net revenues	25,589	25,314	22,976
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	2,088	3,240	3,775
Investment Banking	1,830	1,719	2,002
Adjustments [1,3]	(957)	(1,305)	(3,998)
Income before taxes	2,961	3,654	1,779
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

2
Includes noncontrolling interest-related revenues of CHF 446 million, CHF 682 million and CHF 365 million in 2014, 2013 and 2012, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

3
Includes noncontrolling interest income of CHF 413 million, CHF 635 million and CHF 307 million in 2014, 2013 and 2012, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	2014	2013
Total assets (CHF million)
Private Banking & Wealth Management	345,949	316,491
Investment Banking	529,044	519,712
Adjustments [1]	29,856	18,226
Total assets	904,849	854,429
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2014	2013	2012
Net revenues (CHF million)
Switzerland	7,585	7,479	7,968
EMEA	4,301	4,797	3,444
Americas	11,173	10,831	9,740
Asia Pacific	2,530	2,207	1,824
Net revenues	25,589	25,314	22,976
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	(179)	300	1,170
EMEA	(621)	195	(1,374)
Americas	3,723	3,301	2,820
Asia Pacific	38	(142)	(837)
Income from continuing operations before taxes	2,961	3,654	1,779
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2014	2013
Total assets (CHF million)
Switzerland	195,512	181,584
EMEA	187,921	194,825
Americas	428,195	398,144
Asia Pacific	93,221	79,876
Total assets	904,849	854,429
The designation of total assets by region is based upon customer domicile.
6 Net interest income
in	2014	2013	2012
Net interest income (CHF million)
Loans	4,606	4,319	4,314
Investment securities	27	28	52
Trading assets	9,507	10,058	11,949
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,317	2,517	2,940
Other	2,128	2,095	2,284
Interest and dividend income	18,585	19,017	21,539
Deposits	(1,035)	(958)	(1,322)
Short-term borrowings	(119)	(67)	(71)
Trading liabilities	(3,938)	(5,083)	(6,833)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,042)	(1,155)	(1,676)
Long-term debt	(3,484)	(3,796)	(4,579)
Other	(290)	(248)	(276)
Interest expense	(9,908)	(11,307)	(14,757)
Net interest income	8,677	7,710	6,782

7 Commissions and fees
in	2014	2013	2012
Commissions and fees (CHF million)
Lending business	1,711	1,774	1,474
Investment and portfolio management	3,630	3,854	3,624
Other securities business	94	101	136
Fiduciary business	3,724	3,955	3,760
Underwriting	1,911	1,681	1,561
Brokerage	3,669	3,901	3,654
Underwriting and brokerage	5,580	5,582	5,215
Other services	1,872	1,746	2,094
Commissions and fees	12,887	13,057	12,543
8 Trading revenues
in	2014	2013	2012
Trading revenues (CHF million)
Interest rate products	5,661	1,048	2,705
Foreign exchange products	(4,405)	1,201	557
Equity/index-related products	273	952	112
Credit products	265	(879)	(3,306)
Commodity, emission and energy products	(228)	340	198
Other products	224	93	897
Total	1,790	2,755	1,163
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.
9 Other revenues
in	2014	2013	2012
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	451	695	333
Loans held-for-sale	(4)	(5)	(37)
Long-lived assets held-for-sale	391	30	456
Equity method investments	239	240	134
Other investments	276	255	752
Other	882	577	850
Other revenues	2,235	1,792	2,488

10 Provision for credit losses
in	2014	2013	2012
Provision for credit losses (CHF million)
Provision for loan losses	85	91	77
Provision for lending-related and other exposures	40	2	11
Provision for credit losses	125	93	88
11 Compensation and benefits
in	2014	2013	2012
Compensation and benefits (CHF million)
Salaries and variable compensation	9,685	9,455	10,440
Social security	775	763	751
Other [1]	922	969	1,028
Compensation and benefits [2]	11,382	11,187	12,219
1 Includes pension and other post-retirement expense of CHF 624 million, CHF 658 million and CHF 747 million in 2014, 2013 and 2012, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 274 million, CHF 216 million and CHF 427 million in 2014, 2013 and 2012, respectively.
> Refer to “Note 11 – Compensation and benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.
12 General and administrative expenses
in	2014	2013	2012
General and administrative expenses (CHF million)
Occupancy expenses	1,161	1,168	1,191
IT, machinery, etc.	1,436	1,508	1,456
Provisions and losses	2,782	2,136	682
Travel and entertainment	339	342	380
Professional services	2,338	1,912	1,868
Goodwill impairment	0	12	0
Amortization and impairment of other intangible assets	24	25	28
Other	1,493	1,551	1,600
General and administrative expenses	9,573	8,654	7,205

13 Securities borrowed, lent and subject to repurchase agreements
end of	2014	2013
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	100,169	100,235
Deposits paid for securities borrowed	63,039	59,778
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	160,013
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	60,752	86,828
Deposits received for securities lent	9,367	7,204
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	94,032
> Refer to “Note 14 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.
14 Trading assets and liabilities
end of	2014	2013
Trading assets (CHF million)
Debt securities	94,405	110,115
Equity securities	94,493	76,835
Derivative instruments [1]	37,979	31,788
Other	14,436	11,000
Trading assets	241,313	229,738
Trading liabilities (CHF million)
Short positions	35,799	40,162
Derivative instruments [1]	36,868	36,650
Trading liabilities	72,667	76,812
1 Amounts shown net of cash collateral receivables and payables.
Cash collateral on derivative instruments
end of	2014	2013
Cash collateral – netted (CHF million) [1]
Cash collateral paid	33,716	23,870
Cash collateral received	28,505	20,586
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,909	8,359
Cash collateral received	16,776	11,664
1 Recorded as cash collateral netting on derivative instruments in Note 25 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

15 Investment securities
end of	2014	2013
Investment securities (CHF million)
Securities available-for-sale	2,379	1,627
Total investment securities	2,379	1,627
Investment securities by type
	2014				2013
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2014 (CHF million)
Debt securities issued by foreign governments	1,919	43	0	1,962	1,136	29	1	1,164
Corporate debt securities	309	0	0	309	262	0	0	262
Collateralized debt obligations	0	0	0	0	100	0	0	100
Debt securities available-for-sale	2,228	43	0	2,271	1,498	29	1	1,526
Banks, trust and insurance companies	72	25	0	97	74	18	0	92
Industry and all other	11	0	0	11	9	0	0	9
Equity securities available-for-sale	83	25	0	108	83	18	0	101
Securities available-for-sale	2,311	68	0	2,379	1,581	47	1	1,627
Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2013 (CHF million)
Debt securities issued by foreign governments	89	1	0	0	89	1
Debt securities available-for-sale	89	1	0	0	89	1
No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2014		2013		2012
in	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	103	15	163	13	294	642
Realized gains	0	1	7	1	14	294
Realized losses	0	0	0	0	(2)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2014 (CHF million)
Due within 1 year	850	859	2.22
Due from 1 to 5 years	1,378	1,412	0.75
Total debt securities	2,228	2,271	1.31
16 Other investments
end of	2014	2013
Other investments (CHF million)
Equity method investments [1]	3,397	2,008
Non-marketable equity securities [1,2]	2,667	5,988
Real estate held for investment	507	557
Life finance instruments [3]	1,896	1,654
Total other investments	8,467	10,207
1
As a result of the prospective adoption of ASU 2013-8, CHF 1,033 million of non-marketable equity securities were reclassified to equity method investments for which the fair value option was elected on January 1, 2014.

2
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

3 Includes life settlement contracts at investment method and SPIA contracts.
Non-marketable equity securities include investments in entities that regularly calculate net asset value per share or its equivalent.
> Refer to “Note 33 – Financial instruments” for further information on such investments.
Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 10 million, CHF 48 million and CHF 13 million were recorded in 2014, 2013 and 2012, respectively.
Accumulated depreciation related to real estate held for investment amounted to CHF 304 million, CHF 289 million and CHF 280 million for 2014, 2013 and 2012, respectively.
> Refer to “Note 17 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.

17 Loans, allowance for loan losses and credit quality
end of	2014	2013
Loans (CHF million)
Mortgages	84,527	81,115
Loans collateralized by securities	39,712	31,472
Consumer finance	1,582	3,025
Consumer	125,821	115,612
Real estate	26,279	24,673
Commercial and industrial loans	72,191	60,375
Financial institutions	28,654	28,473
Governments and public institutions	3,746	2,864
Corporate & institutional	130,870	116,385
Gross loans	256,691	231,997
of which held at amortized cost	233,778	212,540
of which held at fair value	22,913	19,457
Net (unearned income)/deferred expenses	(166)	(149)
Allowance for loan losses	(597)	(691)
Net loans	255,928	231,157
Gross loans by location (CHF million)
Switzerland	139,211	135,813
Foreign	117,480	96,184
Gross loans	256,691	231,997
Impaired loan portfolio (CHF million)
Non-performing loans	564	659
Non-interest-earning loans	257	255
Total non-performing and non-interest-earning loans	821	914
Restructured loans	171	6
Potential problem loans	140	274
Total other impaired loans	311	280
Gross impaired loans	1,132	1,194

Allowance for loan losses
	2014			2013			2012
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	134	557	691	143	578	721	159	563	722
Changes in scope of consolidation	0	0	0	0	(1)	(1)	(18)	0	(18)
Net movements recognized in statements of operations	7	78	85	7	84	91	26	51	77
Gross write-offs	(35)	(232)	(267)	(38)	(147)	(185)	(42)	(80)	(122)
Recoveries	12	24	36	20	30	50	19	20	39
Net write-offs	(23)	(208)	(231)	(18)	(117)	(135)	(23)	(60)	(83)
Provisions for interest	3	19	22	5	20	25	4	20	24
Foreign currency translation impact and other adjustments, net	10	20	30	(3)	(7)	(10)	(5)	4	(1)
Balance at end of period	131	466	597	134	557	691	143	578	721
of which individually evaluated for impairment	104	309	413	104	407	511	116	416	532
of which collectively evaluated for impairment	27	157	184	30	150	180	27	162	189
Gross loans held at amortized cost (CHF million)
Balance at end of period	125,804	107,974	233,778	115,601	96,939	212,540	109,495	98,118	207,613
of which individually evaluated for impairment [1]	393	739	1,132	354	840	1,194	422	976	1,398
of which collectively evaluated for impairment	125,411	107,235	232,646	115,247	96,099	211,346	109,073	97,142	206,215
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2014			2013			2012
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	181	4,127	4,308	0	4,611	4,611	348	4,605	4,953
Reclassifications from loans held-for-sale [2]	0	397	397	0	275	275	0	216	216
Reclassifications to loans held-for-sale [3]	1,055	806	1,861	0	996	996	0	1,323	1,323
Sales [3]	0	272	272	0	698	698	0	1,058	1,058
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
2014 (CHF million)
Mortgages	72,844	11,527	156	84,527
Loans collateralized by securities	37,338	2,288	86	39,712
Consumer finance	1,235	235	95	1,565
Consumer	111,417	14,050	337	125,804
Real estate	19,169	6,020	67	25,256
Commercial and industrial loans	30,156	29,890	475	60,521
Financial institutions	18,209	2,619	106	20,934
Governments and public institutions	850	413	0	1,263
Corporate & institutional	68,384	38,942	648	107,974
Gross loans held at amortized cost	179,801	52,992	985	233,778
Value of collateral [1]	162,598	43,141	564	206,303
2013 (CHF million)
Mortgages	68,132	12,820	163	81,115
Loans collateralized by securities	29,180	2,198	94	31,472
Consumer finance	2,575	354	85	3,014
Consumer	99,887	15,372	342	115,601
Real estate	18,148	6,010	69	24,227
Commercial and industrial loans	22,863	25,306	596	48,765
Financial institutions	19,327	3,227	112	22,666
Governments and public institutions	839	442	0	1,281
Corporate & institutional	61,177	34,985	777	96,939
Gross loans held at amortized cost	161,064	50,357	1,119	212,540
Value of collateral [1]	141,338	40,850	514	182,702
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
In the third quarter of 2014, Group credit risk management enhanced its internal credit rating methodology for lombard loans on the Swiss platform across all loan classes by considering the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes. The change in the internal rating methodology for lombard loans on the Swiss platform did not have a significant impact on the Bank’s total investment grade and non-investment grade loans.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2014 (CHF million)
Mortgages	84,269	97	13	8	140	258	84,527
Loans collateralized by securities	39,542	81	1	1	87	170	39,712
Consumer finance	1,372	123	7	23	40	193	1,565
Consumer	125,183	301	21	32	267	621	125,804
Real estate	25,167	23	1	4	61	89	25,256
Commercial and industrial loans	59,555	659	15	37	255	966	60,521
Financial institutions	20,771	41	0	0	122	163	20,934
Governments and public institutions	1,238	25	0	0	0	25	1,263
Corporate & institutional	106,731	748	16	41	438	1,243	107,974
Gross loans held at amortized cost	231,914	1,049	37	73	705	1,864	233,778
2013 (CHF million)
Mortgages	80,823	103	25	24	140	292	81,115
Loans collateralized by securities	31,272	95	2	12	91	200	31,472
Consumer finance	2,650	277	38	28	21	364	3,014
Consumer	114,745	475	65	64	252	856	115,601
Real estate	24,139	18	2	1	67	88	24,227
Commercial and industrial loans	48,035	272	73	72	313	730	48,765
Financial institutions	22,477	84	2	1	102	189	22,666
Governments and public institutions	1,276	5	0	0	0	5	1,281
Corporate & institutional	95,927	379	77	74	482	1,012	96,939
Gross loans held at amortized cost	210,672	854	142	138	734	1,868	212,540

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2014 (CHF million)
Mortgages	166	17	183	4	23	27	210
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	78	17	95	0	0	0	95
Consumer	255	109	364	4	25	29	393
Real estate	49	15	64	0	9	9	73
Commercial and industrial loans	172	98	270	167	103	270	540
Financial institutions	88	35	123	0	3	3	126
Corporate & institutional	309	148	457	167	115	282	739
Gross impaired loans	564	257	821	171	140	311	1,132
2013 (CHF million)
Mortgages	144	7	151	0	21	21	172
Loans collateralized by securities	20	71	91	0	5	5	96
Consumer finance	81	5	86	0	0	0	86
Consumer	245	83	328	0	26	26	354
Real estate	52	13	65	0	5	5	70
Commercial and industrial loans	291	126	417	6	215	221	638
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	414	172	586	6	248	254	840
Gross impaired loans	659	255	914	6	274	280	1,194
As of December 31, 2014 and 2013, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2014 and 2013, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

Gross impaired loan details
end of	2014			2013
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	166	154	19	162	153	16
Loans collateralized by securities	63	60	53	67	63	54
Consumer finance	88	87	32	68	67	34
Consumer	317	301	104	297	283	104
Real estate	65	62	7	68	63	13
Commercial and industrial loans	533	507	230	629	584	312
Financial institutions	125	120	72	131	127	82
Corporate & institutional	723	689	309	828	774	407
Gross impaired loans with a specific allowance	1,040	990	413	1,125	1,057	511
Mortgages	44	43	–	10	10	–
Loans collateralized by securities	25	25	–	29	29	–
Consumer finance	7	7	–	18	18	–
Consumer	76	75	–	57	57	–
Real estate	8	7	–	2	2	–
Commercial and industrial loans	7	7	–	9	9	–
Financial institutions	1	1	–	1	1	–
Corporate & institutional	16	15	–	12	12	–
Gross impaired loans without specific allowance	92	90	–	69	69	–
Gross impaired loans	1,132	1,080	413	1,194	1,126	511
of which consumer	393	376	104	354	340	104
of which corporate & institutional	739	704	309	840	786	407

Gross impaired loan details (continued)
in	2014			2013			2012
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	163	1	1	154	1	1	152	1	1
Loans collateralized by securities	65	0	0	70	2	2	68	1	0
Consumer finance	81	1	1	87	0	0	117	3	3
Consumer	309	2	2	311	3	3	337	5	4
Real estate	74	0	0	67	1	1	43	0	0
Commercial and industrial loans	597	3	2	669	5	5	556	3	2
Financial institutions	127	0	0	136	0	0	191	2	2
Governments and public institutions	5	0	0	0	0	0	6	0	0
Corporate & institutional	803	3	2	872	6	6	796	5	4
Gross impaired loans with a specific allowance	1,112	5	4	1,183	9	9	1,133	10	8
Mortgages	30	0	0	19	0	0	27	0	0
Loans collateralized by securities	29	0	0	27	0	0	8	0	0
Consumer finance	21	0	0	22	0	0	41	0	0
Consumer	80	0	0	68	0	0	76	0	0
Real estate	9	0	0	11	0	0	12	0	0
Commercial and industrial loans	17	0	0	58	0	0	199	3	3
Financial institutions	0	0	0	2	0	0	8	0	0
Corporate & institutional	26	0	0	71	0	0	219	3	3
Gross impaired loans without specific allowance	106	0	0	139	0	0	295	3	3
Gross impaired loans	1,218	5	4	1,322	9	9	1,428	13	11
of which consumer	389	2	2	379	3	3	413	5	4
of which corporate & institutional	829	3	2	943	6	6	1,015	8	7
Restructured loans held at amortized cost
in	2014			2013			2012
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	4	4	0	0	0	0	0	0
Consumer finance	0	0	0	1	1	0	0	0	0
Commercial and industrial loans	10	290	238	5	27	25	0	0	0
Total	11	294	242	6	28	25	0	0	0
In 2014, a majority of the loan modifications of the Bank included interest rate reductions to rates lower than the current market rate for new loans with similar risk, partially in combination with extended repayment terms and/or amended collateral terms. Certain restructurings included a reduction of the principal loan balance and/or accrued interest.
In 2014, 2013 and 2012, the Bank did not experience a default on any loan which had been restructured within the previous 12 months.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.

18 Premises and equipment
end of	2014	2013
Premises and equipment (CHF million)
Buildings and improvements	2,087	2,201
Land	396	466
Leasehold improvements	2,162	2,031
Software	6,476	5,734
Equipment	2,304	2,288
Premises and equipment	13,425	12,720
Accumulated depreciation	(8,984)	(7,825)
Total premises and equipment, net	4,441	4,895
Depreciation and impairment
in	2014	2013	2012
CHF million
Depreciation	1,224	1,227	1,218
Impairment	23	65	17
19 Goodwill
end of	2014			2013
	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,978	5,237	7,215	2,210	5,382	7,592
Goodwill acquired during the year	22	0	22	3	0	3
Discontinued operations	0	0	0	(127)	0	(127)
Foreign currency translation impact	162	499	661	(72)	(141)	(213)
Other	(34)	(4)	(38)	(36)	(4)	(40)
Balance at end of period	2,128	5,732	7,860	1,978	5,237	7,215
Accumulated impairment (CHF million)
Balance at beginning of period	12	82	94	0	82	82
Impairment losses	0	0	0	12	0	12
Balance at end of period	12	82	94	12	82	94
Net book value (CHF million)
Net book value	2,116	5,650	7,766	1,966	5,155	7,121
> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information.

20 Other intangible assets
end of	2014			2013
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(24)	3	25	(21)	4
Client relationships	201	(92)	109	222	(106)	116
Other	11	(3)	8	7	(1)	6
Total amortizing other intangible assets	239	(119)	120	254	(128)	126
Non-amortizing other intangible assets	129	–	129	84	–	84
of which mortgage servicing rights, at fair value	70	–	70	42	–	42
Total other intangible assets	368	(119)	249	338	(128)	210
Additional information
in	2014	2013	2012
Aggregate amortization and impairment (CHF million)
Aggregate amortization	22	24	28
Impairment	1	8	0
of which related to discontinued operations	0	7	0
Estimated amortization
Estimated amortization (CHF million)
2015	23
2016	22
2017	22
2018	22
2019	5
> Refer to “Note 21 – Other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information.

21 Other assets and other liabilities
end of	2014	2013
Other assets (CHF million)
Cash collateral on derivative instruments	10,909	8,359
Cash collateral on non-derivative transactions	3,238	1,412
Derivative instruments used for hedging	1,539	2,062
Assets held-for-sale	26,544	19,306
of which loans [1]	25,911	18,914
of which real estate	535	392
of which long-lived assets	98	0
Assets held for separate accounts	5,650	11,236
Interest and fees receivable	6,229	4,838
Deferred tax assets	6,064	6,176
Prepaid expenses	511	568
Failed purchases	3,138	2,365
Other	6,689	5,245
Other assets	70,511	61,567
Other liabilities (CHF million)
Cash collateral on derivative instruments	16,776	11,664
Cash collateral on non-derivative transactions	797	955
Derivative instruments used for hedging	469	384
Provisions [2]	1,347	2,630
of which off-balance sheet risk	102	59
Liabilities held for separate accounts	5,650	11,236
Interest and fees payable	6,465	5,576
Current tax liabilities	782	820
Deferred tax liabilities	33	80
Failed sales	1,313	2,396
Other	17,016	15,359
Other liabilities	50,648	51,100
1
Included as of December 31, 2014 and 2013 were CHF 1,103 million and CHF 1,778 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 226 million and CHF 769 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2 Includes provisions for bridge commitments.
22 Deposits
end of	2014				2013
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	5,941	4,582	10,523		4,735	4,336	9,071
Interest-bearing demand deposits	131,858	32,297	164,155		137,274	26,996	164,270
Savings deposits	69,204	29	69,233		55,637	26	55,663
Time deposits	18,187	121,977	140,164	[1]	14,655	101,166	115,821	[1]
Total deposits	225,190	158,885	384,075	[2]	212,301	132,524	344,825	[2]
of which due to banks	–	–	26,506		–	–	23,147
of which customer deposits	–	–	357,569		–	–	321,678
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 140,057 million and CHF 115,792 million as of December 31, 2014 and 2013, respectively, of the Swiss franc equivalent of individual time deposits greater than USD  100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2014 and 2013 were CHF 10 million and CHF 18 million, respectively, of overdrawn deposits reclassified as loans.

23 Long-term debt
end of	2014	2013
Long-term debt (CHF million)
Senior	135,196	91,384
Subordinated	24,299	22,365
Non-recourse liabilities from consolidated VIEs	13,452	12,992
Long-term debt	172,947	126,741
of which reported at fair value	80,260	62,462
of which structured notes	50,469	34,817
Structured notes by product
end of	2014	2013
Structured notes (CHF million)
Equity	35,309	22,607
Fixed income	8,321	6,455
Credit	5,244	5,016
Other	1,595	739
Total structured notes	50,469	34,817
Long-term debt by maturities
end of			2015			2016			2017			2018			2019			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			13,298			4,130			12,846			3,944			14,600			17,780	66,598
Variable rate			14,694			15,656			8,404			5,904			9,873			14,067	68,598
Interest rates (range in %) [1]	0.0	–	12.6	0.2	–	12.6	0.1	–	12.4	0.4	–	3.8	0.0	–	7.3	0.0	–	8.2	–
Subordinated debt
Fixed rate			447			1			175			10,349			0			12,992	23,964
Variable rate			76			30			50			0			179			0	335
Interest rates (range in %) [1]	0.6	–	10.3			0.3	0.9	–	7.0	0.1	–	13.2			0.3	0.1	–	8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			442			84			16			0			0			154	696
Variable rate			201			110			141			0			46			12,258	12,756
Interest rates (range in %) [1]	0.0	–	13.2	0.0	–	5.4			4.0			–	0.0	–	3.0	0.0	–	10.8	–
Total long-term debt			29,158			20,011			21,632			20,197			24,698			57,251	172,947
of which structured notes			10,542			10,240			5,534			5,881			6,048			12,224	50,469
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2014 (CHF million)
Balance at beginning of period	9	(13,738)	35	(714)	3	(14,405)
Increase/(decrease)	(11)	2,115	21	14	20	2,159
Reclassification adjustments, included in net income	(16)	0	0	44	(6)	22
Total increase/(decrease)	(27)	2,115	21	58	14	2,181
Balance at end of period	(18)	(11,623)	56	(656)	17	(12,224)
2013 (CHF million)
Balance at beginning of period	7	(11,540)	53	(670)	3	(12,147)
Increase/(decrease)	6	(2,281)	(13)	(102)	0	(2,390)
Reclassification adjustments, included in net income	(4)	83	(5)	58	0	132
Total increase/(decrease)	2	(2,198)	(18)	(44)	0	(2,258)
Balance at end of period	9	(13,738)	35	(714)	3	(14,405)
2012 (CHF million)
Balance at beginning of period	0	(10,526)	96	(729)	4	(11,155)
Increase/(decrease)	7	(1,058)	199	3	0	(849)
Reclassification adjustments, included in net income	0	44	(242)	56	(1)	(143)
Total increase/(decrease)	7	(1,014)	(43)	59	(1)	(992)
Balance at end of period	7	(11,540)	53	(670)	3	(12,147)
Details of significant reclassification adjustments
in	2014	2013
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	83	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	62	92
Tax expense/(benefit)	(18)	(34)
Net of tax	44	58
1
Includes net releases of CHF 84 million on the sale of JO Hambro, which was settled in the third quarter of 2013. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 29 – Pension and other post-retirement benefits" for further information.

25 Offsetting of financial assets and financial liabilities
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
end of	2014		2013
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	257.8	250.1	265.3	262.0
OTC	213.6	210.3	183.1	178.0
Exchange-traded	0.1	0.0	0.1	0.2
Interest rate products	471.5	460.4	448.5	440.2
OTC	86.9	99.0	58.5	68.2
Exchange-traded	0.1	0.2	0.1	0.2
Foreign exchange products	87.0	99.2	58.6	68.4
OTC	14.8	15.3	15.5	18.6
Exchange-traded	12.4	14.0	14.8	15.1
Equity/index-related products	27.2	29.3	30.3	33.7
OTC-cleared	6.3	6.1	5.2	5.1
OTC	20.0	19.5	20.8	21.2
Credit derivatives	26.3	25.6	26.0	26.3
OTC	8.6	8.7	4.4	4.1
Exchange-traded	0.4	0.4	0.6	0.5
Other products	9.0	9.1	5.0	4.6
OTC-cleared	264.1	256.2	270.5	267.1
OTC	343.9	352.8	282.3	290.1
Exchange-traded	13.0	14.6	15.6	16.0
Total gross derivatives subject to enforceable master netting agreements	621.0	623.6	568.4	573.2
Offsetting (CHF billion)
OTC-cleared	(261.7)	(255.8)	(269.1)	(267.0)
OTC	(316.7)	(326.4)	(260.6)	(265.5)
Exchange-traded	(11.9)	(13.1)	(15.1)	(15.1)
Offsetting	(590.3)	(595.3)	(544.8)	(547.6)
of which counterparty netting	(561.6)	(561.6)	(523.7)	(523.7)
of which cash collateral netting	(28.7)	(33.7)	(21.1)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.4	0.4	1.4	0.1
OTC	27.2	26.4	21.7	24.6
Exchange-traded	1.1	1.5	0.5	0.9
Total net derivatives subject to enforceable master netting agreements	30.7	28.3	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	8.8	9.1	10.3	11.4
Total net derivatives presented in the consolidated balance sheets	39.5	37.4	33.9	37.0
of which recorded in trading assets and trading liabilities	38.0	36.9	31.8	36.6
of which recorded in other assets and other liabilities	1.5	0.5	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2014				2013
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	119.3	(28.0)	91.3		112.0	(25.1)	86.9
Securities borrowing transactions	27.8	(6.9)	20.9		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	147.1	(34.9)	112.2		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	51.0	–	51.0		52.1	–	52.1
Total	198.1	(34.9)	163.2	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 104,283 million and CHF 96,587 million of the total net amount as of December 31, 2014 and December 31, 2013, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2014				2013
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	69.9	(31.9)	38.0		86.5	(26.8)	59.7
Securities lending transactions	10.8	(3.0)	7.8		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	18.8	0.0	18.8		18.5	0.0	18.5
Total subject to enforceable master netting agreements	99.5	(34.9)	64.6		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	32.4	–	32.4		32.0	–	32.0
Total	131.9	(34.9)	97.0		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	105.0	(34.9)	70.1	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	26.9	0.0	26.9		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 54,732 million and CHF 76,104 million of the total net amount as of December 31, 2014 and December 31, 2013, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	2014						2013
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	30.7	6.5		0.1		24.1	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	91.3	91.3		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	20.9	20.3		0.0		0.6	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	142.9	118.1		0.1		24.7	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	28.3	8.5		0.0		19.8	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	38.0	38.0		0.0		0.0	59.7	59.7		0.0		0.0
Securities lending transactions	7.8	7.6		0.0		0.2	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	18.8	18.1		0.0		0.7	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	92.9	72.2		0.0		20.7	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

26 Tax
Details of current and deferred taxes
in	2014	2013	2012
Current and deferred taxes (CHF million)
Switzerland	56	(52)	85
Foreign	624	564	581
Current income tax expense	680	512	666
Switzerland	(384)	(15)	(121)
Foreign	1,003	673	(180)
Deferred income tax expense/(benefit)	619	658	(301)
Income tax expense	1,299	1,170	365
Income tax expense/(benefit) on discontinued operations	40	75	31
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	4	1	0
Cumulative translation adjustment	(117)	44	(12)
Unrealized gains/(losses) on securities	7	(8)	(1)
Actuarial gains/(losses)	(27)	99	30
Net prior service cost	9	0	(2)
Share-based compensation and treasury shares	68	1	(53)
Reconciliation of taxes computed at the Swiss statutory rate
in	2014	2013	2012
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	(179)	300	1,170
Foreign	3,140	3,354	609
Income from continuing operations before taxes	2,961	3,654	1,779
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	651	804	391
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	347	248	67
Non-deductible amortization of other intangible assets and goodwill impairment	6	25	0
Other non-deductible expenses	666	493	382
Additional taxable income	2	(5)	6
Lower taxed income	(265)	(374)	(413)
Income taxable to noncontrolling interests	(173)	(297)	57
Changes in tax law and rates	151	184	182
Changes in deferred tax valuation allowance	1,071	381	10
Change in recognition of outside basis difference	(450)	0	0
Tax deductible impairments of Swiss subsidiary investments	(555)	(268)	(161)
Other	(152)	(21)	(156)
Income tax expense	1,299	1,170	365

2014
Foreign tax rate differential of CHF 347 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,627 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 666 million included the impact of CHF 390 million relating to the non-deductible portion of the litigation provisions and settlement charges, non-deductible interest expenses of CHF 179 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 59 million, and other various smaller non-deductible expenses of CHF 38 million.
Lower taxed income of CHF 265 million included a net tax benefit of CHF 84 million related to non-taxable dividend income, CHF 56 million related to non-taxable life insurance income, CHF 35 million in respect of income taxed at rates lower than the statutory tax rate, CHF 34 million related to exempt offshore income and various smaller items.
Changes in tax law and rates of CHF 151 million reflected a tax expense related to the change in New York state tax law.
Changes in deferred tax valuation allowances of CHF 1,071 million included the net impact of the increase of valuation allowances of CHF 434 million, mainly in respect of six of the Bank’s operating entities, three in the UK and one in each of Germany, Italy and Switzerland, relating to current year’s earnings. Additionally, 2014 included an increase in valuation allowance for previously recognized deferred tax assets in respect of two of the Bank’s operating entities in the UK of CHF 662 million. Also included was a tax benefit of CHF 25 million resulting from the release of valuation allowances on deferred tax assets from one of the Bank’s operating entities in Spain.
Change in recognition of outside basis difference of CHF 450 million reflected a tax benefit related to the enactment of a Swiss GAAP change impacting the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 152 million included a tax benefit of CHF 189 million following audit closures and tax settlements, together with a benefit of CHF 4 million relating to the decrease of tax contingency accruals, partially offset by CHF 33 million return to accrual adjustments and a tax expense of CHF 26 million relating to non-recoverable foreign and withholding taxes. The remaining balance included various smaller items.
2013
Foreign tax rate differential of CHF 248 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,237 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 493 million included non-deductible interest expenses of CHF 247 million, non-taxable offshore expenses of CHF 9 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 93 million, non-deductible provision accruals of CHF 103 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 374 million included a net tax benefit of CHF 49 million resulting from the reversal of a deferred tax liability previously recorded to cover for a taxable timing difference related to a re-investment relief. In addition, 2013 included a Swiss income tax benefit of CHF 41 million as a result of foreign branch earnings beneficially impacting the earnings mix, a tax benefit of CHF 61 million related to non-taxable life insurance income, CHF 56 million related to exempt offshore income, CHF 45 million in respect of non-taxable dividend income, CHF 18 million related to non-taxable foreign exchange gains, CHF 67 million related to tax credits and CHF 19 million related to permanent tax benefits from tax deductible goodwill amortization. The remaining balance included various smaller items.
Changes in tax law and rates of CHF 184 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 381 million included the impact of the increase of valuation allowances of CHF 246 million mainly in respect of four of the Bank’s operating entities, three in Europe and one in Asia, relating to current year earnings. Additionally, 2013 included an increase in valuation allowance for previously recognized deferred tax assets in respect of one of the Bank’s operating entities in the UK of CHF 278 million. Also included was a tax benefit of CHF 143 million resulting from the release of valuation allowances on deferred tax assets mainly for two of the Bank’s operating entities, one in Japan and one in the UK.
Other of CHF 21 million included a tax benefit of CHF 57 million relating to the current year’s earnings mix and the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to deferred tax assets and a CHF 36 million income tax benefit following a change in the tax status of one of the Bank’s US entities, partially offset by a tax expense of CHF 41 million relating to the increase of tax contingency accruals and a tax expense of CHF 41 million relating to non-recoverable foreign taxes. The remaining balance included various smaller items.

2012
Foreign tax rate differential of CHF 67 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 401 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 382 million included non-deductible interest expenses of CHF 259 million, non-taxable offshore expenses of CHF 8 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 413 million included a Swiss income tax benefit of CHF 114 million as a result of foreign branch earnings beneficially impacting the earnings mix. In addition, 2012 included a tax benefit of CHF 48 million related to non-taxable life insurance income, CHF 29 million related to exempt offshore income, CHF 40 million in respect of non-taxable dividend income, CHF 11 million related to non-taxable foreign exchange gains and CHF 100 million related to tax credits. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 182 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 10 million included an increase to the valuation allowance of CHF 834 million in respect of five of the Bank’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. Additionally, 2012 included a tax benefit of CHF 820 million resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US.
Other of CHF 156 million included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. Also included was a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement and CHF 43 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.
As of December 31, 2014, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 5.4 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Details of the tax effect of temporary differences
end of	2014	2013
Tax effect of temporary differences (CHF million)
Compensation and benefits	2,361	2,106
Loans	231	363
Investment securities	882	1,651
Provisions	1,658	1,874
Derivatives	119	136
Real estate	277	240
Net operating loss carry-forwards	6,232	4,432
Other	95	186
Gross deferred tax assets before valuation allowance	11,855	10,988
Less valuation allowance	(4,107)	(2,704)
Gross deferred tax assets net of valuation allowance	7,748	8,284
Compensation and benefits	(164)	(120)
Loans	(40)	(109)
Investment securities	(611)	(1,089)
Provisions	(447)	(396)
Business combinations	(1)	0
Derivatives	(168)	(193)
Leasing	(23)	(53)
Real estate	(62)	(75)
Other	(201)	(153)
Gross deferred tax liabilities	(1,717)	(2,188)
Net deferred tax assets	6,031	6,096
The decrease in net deferred tax assets from 2013 to 2014 of CHF 65 million was primarily due to the impact of taxable income in 2014, decreasing deferred tax assets by CHF 588 million and the recognition of a valuation allowance against deferred tax assets, mainly in the UK, of CHF 662 million. In addition, the decrease reflected a write-down of deferred tax assets of CHF 151 million as a result of changes to the corporation tax law in New York. These decreases were partially offset by an increase in net deferred tax asset balances of total CHF 799 million following a re-measurement of deferred tax balances in Switzerland and the release of valuation allowances in Spain, the tax impacts directly recorded in equity, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 90 million and foreign exchange translation gains of CHF 447 million, which are included within the currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI).
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 4.1 billion as of December 31, 2014 compared to CHF 2.7 billion as of December 31, 2013.

Amounts and expiration dates of net operating loss carry-forwards
end of 2014	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	48
Due to expire within 2 to 5 years	12,881
Due to expire within 6 to 10 years	2,428
Due to expire within 11 to 20 years	3,756
Amount due to expire	19,113
Amount not due to expire	15,475
Total net operating loss carry-forwards	34,588
Movements in the valuation allowance
in	2014	2013	2012
Movements in the valuation allowance (CHF million)
Balance at beginning of period	2,704	2,550	2,689
Net changes	1,403	154	(139)
Balance at end of period	4,107	2,704	2,550
Tax benefits associated with share-based compensation
in	2014	2013	2012
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	506	481	596
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(69)	(24)	30
Tax benefits in respect of tax on dividend equivalent payments	1	22	12
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 27 – Employee deferred compensation” for further information on share-based compensation.
Windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 0.9 billion for 2014 and 2013, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 229 million tax benefit will be recorded in additional paid-in capital.
Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2014	2013	2012
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	416	416	370
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	2	4	33
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(47)	(8)	(58)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	37	43	38
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(10)	0	(4)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(24)	(5)	(43)
Other (including foreign currency translation)	8	(34)	80
Balance at end of period	382	416	416
of which, if recognized, would affect the effective tax rate	382	410	410
Interest and penalties
in	2014	2013	2012
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	21	6	(13)
Interest and penalties recognized in the consolidated balance sheets	85	64	64
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date.
It is reasonably possible that there will be a decrease of between zero and CHF 57 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2009; Japan – 2009; the UK – 2006; the US – 2006; and the Netherlands – 2005.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

27 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2014 and prior years that was recognized in the consolidated statements of operations during 2014, 2013 and 2012, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2014 and prior years outstanding as of December 31, 2014 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized.
Deferred compensation expense
in	2014	2013	2012
Deferred compensation expense (CHF million)
Share awards	935	806	773
Performance share awards	610	580	362
Contingent Capital Awards	213	–	–
Capital Opportunity Facility awards	13	–	–
Plus Bond awards [1]	36	37	–
2011 Partner Asset Facility awards [2]	7	77	675
Adjustable Performance Plan share awards [3]	0	30	71
Adjustable Performance Plan cash awards [3]	0	4	281
Restricted Cash Awards	92	145	165
Scaled Incentive Share Units [3]	(3)	38	95
Incentive Share Units [4]	0	(3)	62
2008 Partner Asset Facility awards [5]	87	93	173
Other cash awards	394	430	363
Discontinued operations	(8)	(21)	(23)
Total deferred compensation expense	2,376	2,216	2,997

Total shares delivered (million)
Total shares delivered	36.5	32.6	30.9
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the CCA conversion.
3 Including forfeitures and downward adjustments according to the plan terms and conditions.
4 Includes forfeitures.
5 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2014
Estimated unrecognized compensation expense (CHF million)
Share awards	759
Performance share awards	229
Contingent Capital Awards	210
Capital Opportunity Facility awards	5
Plus Bond awards	4
Restricted Cash Awards	41
Other cash awards	158
Total	1,406

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2015 for 2014.
Share awards
On January 16, 2015, the Bank granted 36.9 million share awards with a total value of CHF 636 million. The estimated unrecognized compensation expense of CHF 638 million was determined based on the >>>fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules. On January 16, 2014 and January 17, 2013, the Bank granted 30.1 million and 37.8 million share awards with a total value of CHF 824 million and CHF 947 million, respectively.
On January 16, 2015, the Bank granted 1.5 million blocked shares with a total value of CHF 35 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2014. On January 16, 2014 and January 17, 2013, the Bank granted 0.5 million and 0.1 million blocked shares with a total value of CHF 15 million and CHF 3 million, respectively.

Share award activities
	2014		2013		2012
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	72.2	30.07	55.1	34.27	47.6	41.91
Granted	37.3	27.60	40.0	26.43	24.5	23.39
Settled	(29.1)	30.41	(19.6)	34.12	(14.6)	40.43
Forfeited	(3.9)	32.24	(3.3)	32.04	(2.4)	36.96
Balance at end of period	76.5	28.63	72.2	30.07	55.1	34.27
of which vested	6.1	–	5.8	–	3.9	–
of which unvested	70.4	–	66.4	–	51.2	–
Performance share awards
On January 16, 2015, the Bank granted 30.3 million performance share awards with a total value of CHF 523 million. The estimated unrecognized compensation expense of CHF 527 million was determined based on the fair value of the award at the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period. On January 16, 2014, and January 17, 2013, the Bank granted 23.9 million and 26.0 million performance share awards with a total value of CHF 654 million and CHF 651 million, respectively.
Performance share award activities
	2014		2013		2012
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	40.7	25.51	22.9	23.90	–	–
Granted	24.0	28.13	26.2	26.44	23.3	23.90
Settled	(15.8)	25.27	(7.5)	23.90	0.0	0.00
Forfeited	(1.4)	26.28	(0.9)	24.92	(0.4)	23.90
Balance at end of period	47.5	26.89	40.7	25.51	22.9	23.90
of which vested	3.2	–	2.7		0.9	–
of which unvested	44.3	–	38.0		22.0	–
Contingent Capital Awards
On January 16, 2015, the Bank awarded CHF 355 million of Contingent Capital Awards (CCA) that will be expensed over the three-year period from the grant date. The estimated unrecognized compensation expense of CHF 413 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria, estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period. On January 16, 2014, the Bank awarded CHF 391 million of CCA.
2011 Partner Asset Facility
In January 2012, the Bank awarded 2011 Partner Asset Facility (PAF2) units with a fair value of CHF 497 million and the associated compensation expenses were fully expensed in the first quarter of 2012, as the awards were fully vested as of March 31, 2012.
Adjustable Performance Plan Awards
In July 2012, the Bank executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards. Adjustable Performance Plan holders elected to convert CHF 479 million of their Adjustable Performance Plan cash awards into the new Adjustable Performance Plan share awards during the election period, which represented an approximate conversion rate of 50%.
Upon conversion, CHF 435 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards were reclassified to total shareholder’s equity.
Adjustable Performance Plan share award activities
	Number of APP share awards in million
	2014		2013		2012
Adjustable Performance Plan share awards
Balance at beginning of period	14.0		29.7		–
Granted	0.8	[1]	1.1	[1]	29.9
Settled	(7.3)		(16.5)		0.0
Forfeited	(0.4)		(0.3)		(0.2)
Balance at end of period	7.1		14.0		29.7
of which vested	1.1		1.2		0.3
of which unvested	6.0		12.8		29.4
1
Represents additional units earned in the first quarter of 2014 and 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Scaled Incentive Share Unit
Scaled Incentive Share Unit activities
	2014	2013	2012
SISU awards (million)
Balance at beginning of period	4.6	9.4	14.4
Settled	(4.5)	(4.7)	(4.8)
Forfeited	(0.1)	(0.1)	(0.2)
Balance at end of period	0.0	4.6	9.4
of which vested	0.0	1.2	1.7
of which unvested	0.0	3.4	7.7
Incentive Share Unit
Incentive Share Unit activities
	2014	2013	2012
ISU awards (million)
Balance at beginning of period	1.2	3.6	13.2
Settled	(0.1)	(1.8)	(8.7)
Forfeited	(0.5)	(0.6)	(0.9)
Balance at end of period	0.6	1.2	3.6
of which vested	0.1	0.1	0.4
of which unvested	0.5	1.1	3.2

28 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 29 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2014	2013
Assets (CHF million)
Cash and due from banks	2	0
Interest-bearing deposits with banks	2,862	1,870
Trading assets	220	159
Net loans	6,453	6,770
Other assets	27	28
Total assets	9,564	8,827
Liabilities (CHF million)
Due to banks/customer deposits	1,916	2,329
Trading liabilities	15	12
Long-term debt	4,042	3,791
Other liabilities	224	199
Total liabilities	6,197	6,331
Related party revenues and expenses
in	2014	2013	2012
Revenues (CHF million)
Interest and dividend income	70	45	50
Interest expense	(223)	(55)	(76)
Net interest income	(153)	(10)	(26)
Commissions and fees	(11)	(21)	1
Other revenues	178	172	174
Net revenues	14	141	149
Expenses (CHF million)
Total operating expenses	165	288	271
Related party guarantees
end of	2014	2013
Guarantees (CHF million)
Credit guarantees and similar instruments	1	0
Performance guarantees and similar instruments	1	1
Total guarantees	2	1
Executive Board and Board of Directors loans
	2014		2013	2012
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	10	[1]	8	22
Additions	3		4	3
Reductions	(8)		(2)	(17)
Balance at end of period	5	[1]	10	8
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	55	[2]	41	33
Additions	6		16	13
Reductions	(45)		(2)	(5)
Balance at end of period	16	[2]	55	41
1 The number of individuals with outstanding loans at the beginning and the end of the year was four and two , respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was five and three , respectively.
Liabilities due to own pension funds
Liabilities due to the Bank’s own defined benefit pension funds as of December 31, 2014 and 2013 of CHF 3,131 million and CHF 2,852 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

29 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2014, 2013 and 2012, the Bank contributed to these plans and recognized as expense CHF 181 million, CHF 178 million and CHF 219 million, respectively.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined contribution pension plans.
Defined benefit Pension and other Post-Retirement benefit plans
Defined benefit pension plans
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined benefit pension plans.
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. Historically, this plan provided traditional defined benefit pensions under the annuity section. In 2010, a new savings section was introduced and as of January 1, 2013, all active employees were transferred to the savings section and the annuity section has ceased accruing new benefits. In the savings section, the benefits are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 95% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the savings section of the plan, the Bank’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.
During 2014, 2013 and 2012, the Bank contributed and recognized as expense CHF 415 million, CHF 390 million and CHF 458 million to the Group plan, respectively. The Bank expects to contribute CHF 359 million to the Group plan during 2015. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2014, 2013 and 2012 would have been lower by CHF 277 million, CHF 131 million and CHF 197 million, respectively, and the Bank would have recognized CHF 48 million, CHF 158 million and CHF 88 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.
As of December 31, 2014 and 2013, the ABO of the Group plan was CHF 15.1 billion and CHF 13.0 billion, the PBO was CHF 15.7 billion and CHF 13.5 billion and the >>>fair value of plan assets was CHF 15.6 billion and CHF 14.9 billion, respectively. As of December 31, 2014 and 2013, the Group plan was overfunded on an ABO basis by CHF 525 million and CHF 1,869 million, respectively. On a PBO basis, the Group plan was underfunded by CHF 26 million and overfunded by CHF 1,439 million as of December 31, 2014 and 2013, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the underfunding of the Group plan on a PBO basis of CHF 25 million as a liability as of December 31, 2014 and the overfunding of CHF 1,367 million as an asset as of December 31, 2013 in the consolidated balance sheets.
If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have used the assumptions made by the Group for the calculation of the expense and liability associated with the Group plan.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.

International pension plans
Various defined benefit pension plans cover the Bank’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s principal defined benefit pension plans outside Switzerland are located in the US and in the UK. Both plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.
Other post-retirement defined benefit plans
In the US, the Bank’s defined benefit plans provide post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health and welfare benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.
Benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.
Components of total benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2014	2013	2012	2014	2013	2012
Total benefit costs (CHF million)
Service costs on benefit obligation	19	24	30	0	0	1
Interest costs on benefit obligation	134	122	127	7	8	8
Expected return on plan assets	(178)	(161)	(164)	0	0	0
Amortization of recognized prior service cost/(credit)	0	0	(1)	(9)	0	(2)
Amortization of recognized actuarial losses/(gains)	52	79	74	9	13	13
Net periodic benefit costs	27	64	66	7	21	20
Settlement losses/(gains)	(2)	0	0	0	0	0
Total benefit costs	25	64	66	7	21	20
Total benefit costs reflected in compensation and benefits – other for 2014, 2013 and 2012 were CHF 32 million, CHF 85 million and CHF 86 million, respectively.
Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2014	2013	2014	2013
PBO (CHF million) [1]
Beginning of the measurement period	2,843	2,773	168	180
Service cost	19	24	0	0
Interest cost	134	122	7	8
Plan amendments	0	0	(32)	0
Settlements	(4)	(4)	0	0
Curtailments	0	(2)	0	0
Special termination benefits	1	1	0	0
Actuarial losses/(gains)	463	69	25	(8)
Benefit payments	(109)	(97)	(8)	(8)
Exchange rate losses/(gains)	192	(43)	18	(4)
End of the measurement period	3,539	2,843	178	168
Fair value of plan assets (CHF million)
Beginning of the measurement period	3,007	2,893	0	0
Actual return on plan assets	637	183	0	0
Employer contributions	135	67	8	8
Settlements	(2)	(4)	0	0
Benefit payments	(109)	(97)	(8)	(8)
Exchange rate gains/(losses)	208	(35)	0	0
End of the measurement period	3,876	3,007	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	337	164	(178)	(168)
Funded status recognized in the consolidated balance sheet as of December 31	337	164	(178)	(168)
Total amount recognized (CHF million)
Noncurrent assets	822	520	0	0
Current liabilities	(8)	(8)	(10)	(8)
Noncurrent liabilities	(477)	(348)	(168)	(160)
Total amount recognized in the consolidated balance sheet as of December 31	337	164	(178)	(168)
ABO (CHF million) [2]
End of the measurement period	3,469	2,785	178	168
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
Due to a plan amendment in the US postretirement medical plan, the PBO of this plan decreased CHF 32 million in 2014. Under the amended plan, the Bank will no longer pay for future medical claims for covered retirees older than 65 years and will instead provide a flat subsidy to these retirees to purchase their own medical insurance.
The total net amount recognized in the consolidated balance sheets as of December 31, 2014 and 2013 was an overfunding of CHF 159 million and an underfunding of CHF 4 million, respectively.
In 2014 and 2013, the Bank made contributions of CHF 135 million and CHF 67 million, respectively, to the international single-employer defined benefit pension plans. In 2015, the Bank expects to contribute CHF 20 million to the international single-employer defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2014 and 2013, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2014	2013		2014	2013
CHF million
PBO	1,671	1,334		1,655	1,319
ABO	1,637	1,307		1,627	1,298
Fair value of plan assets	1,187	978		1,173	964
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2014	2013	2014	2013	2014	2013
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(606)	(674)	(50)	(40)	(656)	(714)
Prior service credit/(cost)	0	0	17	3	17	3
Total	(606)	(674)	(33)	(37)	(639)	(711)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2014 and 2013, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2015.
Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans				Other post-retirement defined benefit plans
in	Gross	Tax		Net	Gross	Tax	Net	Total net
2014 (CHF million)
Actuarial gains/(losses)	(5)	35		30	(25)	9	(16)	14
Prior service credit/(cost)	0	0		0	32	(12)	20	20
Amortization of actuarial losses/(gains)	52	(14)		38	9	(3)	6	44
Amortization of prior service cost/(credit)	0	0		0	(9)	3	(6)	(6)
Total amounts recognized in other comprehensive income	47	21		68	7	(3)	4	72
2013 (CHF million)
Actuarial gains/(losses)	(47)	(62)	[1]	(109)	8	(3)	5	(104)
Amortization of actuarial losses/(gains)	79	(29)		50	13	(5)	8	58
Immediate recognition due to curtailment/settlement	2	0		2	0	0	0	2
Total amounts recognized in other comprehensive income	34	(91)		(57)	21	(8)	13	(44)
1
Includes the impact from the valuation allowance recognized on deferred tax assets on one of the Bank's entities in the UK, offsetting the tax benefit of CHF 37 million attributable to the UK pension plan.

Amounts in AOCI, net of tax, expected to be amortized in 2015
in 2015	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	58	8
Amortization of prior service cost/(credit)	0	(13)
Total	58	(5)
Assumptions
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2014	2013	2012	2014	2013	2012
Net periodic benefit cost (%)
Discount rate	4.71	4.47	4.78	5.10	4.30	4.70
Salary increases	4.31	4.02	4.03	–	–	–
Expected long-term rate of return on plan assets	6.16	6.18	6.43	–	–	–
Benefit obligation (%)
Discount rate	3.82	4.71	4.47	4.20	5.10	4.30
Salary increases	4.19	4.31	4.02	–	–	–
Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of health care cost trend rates assumed and the sensitivity of a one percentage point increase or decrease of the rate.
Health care cost trend rates and sensitivity
in / end of	2014	2013	2012
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	8.00	9.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	1.3	1.4
One percentage point decrease in health care cost trend rates	(0.3)	(1.0)	(1.1)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	5	23	27
One percentage point decrease in health care cost trend rates	(4)	(19)	(22)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5 % by 2021.
The annual health care cost trend rate used to determine the defined benefit cost for 2015 is 8.00%.
Plan assets and investment strategy
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2014 and 2013, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2014 and 2013, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
end of	2014				2013
	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	191	88	0	279	66		333		0	399
Debt securities	189	1,590	267	2,046	335		1,017		177	1,529
of which governments	8	562	0	570	335		30		0	365
of which corporates	181	1,028	267	1,476	0		987		177	1,164
Equity securities	216	666	0	882	172		441		0	613
Real estate – indirect	0	0	117	117	0		0		94	94
Alternative investments	0	386	58	444	(23)		290		7	274
of which hedge funds	0	111	58	169	0		264		3	267
of which other	0	275	0	275	(23)	[1]	26	[1]	4	7
Other investments	0	108	0	108	0		98		0	98
Total plan assets at fair value	596	2,838	442	3,876	550		2,179		278	3,007
1 Primarily related to derivative instruments.
Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2014 (CHF million)
Debt securities – corporates	177	2	0	(13)	17	65	19	267
Real estate – indirect	94	0	0	9	0	3	11	117
Alternative investments	7	0	(4)	(10)	(1)	65	1	58
of which hedge funds	3	0	0	(10)	(1)	65	1	58
of which other	4	0	(4)	0	0	0	0	0
Total plan assets at fair value	278	2	(4)	(14)	16	133	31	442
2013 (CHF million)
Debt securities – corporates	71	1	(1)	5	0	103	(2)	177
Real estate – indirect	89	0	0	7	0	0	(2)	94
Alternative investments	34	2	0	(5)	7	(27)	(4)	7
of which private equity	4	0	0	(1)	0	(3)	0	0
of which hedge funds	30	2	0	(4)	3	(28)	0	3
of which other	0	0	0	0	4	4	(4)	4
Total plan assets at fair value	194	3	(1)	7	7	76	(8)	278

Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation
December 31	2014	2013
Weighted-average plan asset allocation (%)
Cash and cash equivalents	7.2	13.3
Debt securities	52.7	50.7
Equity securities	22.8	20.4
Real estate	3.0	3.1
Alternative investments	11.5	9.2
Insurance	2.8	3.3
Total	100.0	100.0
The following table shows the target plan asset allocation for 2015 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2015.
Weighted-average target plan asset allocation for 2015
2015 (%)
Cash and cash equivalents	0.3
Debt securities	59.4
Equity securities	24.3
Real estate	2.8
Alternative investments	10.4
Insurance	2.8
Total	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2015	79	10
2016	80	10
2017	86	11
2018	96	11
2019	109	12
For five years thereafter	700	59

30 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2014, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2014	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,382.0	398.7	392.0	46.5	2.5	1.1
Options bought and sold (OTC)	3,582.9	66.2	63.8	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,022.6	470.4	461.5	46.5	2.5	1.1
Forwards	2,133.5	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,604.0	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	237.7	11.1	10.4	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	948.5	30.7	31.5	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,984.8	627.3	631.2	70.2	2.5	1.5
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.0 billion, CHF 629.8 billion and CHF 632.7 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2013	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,593.6	399.6	393.6	63.7	2.7	0.6
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,386.0	446.7	441.3	63.7	2.7	0.6
Forwards	2,098.6	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.8	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,351.3	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	8.0	0.0	0.0	0.0
Options bought and sold (OTC)	225.7	12.4	12.1	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.6	35.5	37.4	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.5	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.1	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,333.0	575.7	583.9	103.6	3.0	0.7
The notional amount, PRV and NRV (trading and hedging) was CHF 52,436.6 billion, CHF 578.7 billion and CHF 584.6 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value hedges
in	2014	2013	2012
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(142)	378	849
Foreign exchange products	3	(9)	(13)
Total	(139)	369	836
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	136	(375)	(894)
Foreign exchange products	(3)	9	13
Total	133	(366)	(881)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(6)	3	(45)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2014	2013	2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	40	7	8
Foreign exchange products	(47)	0	0
Total	(7)	7	8
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	21	3	0
Foreign exchange products [2]	(5)	0	0
Total	16	3	0
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [1]	(1)	1	0
1 Included in trading revenues.
2 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 28 million.
Net investment hedges
in	2014	2013	2012
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(1,672)	504	(81)
Total	(1,672)	504	(81)
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	2	75
Total	0	2	75
Represents gains/(losses) on effective portion.
1 Included in other revenues.
The Bank includes all >>>derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate >>>fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	2014				2013
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	14.0	0.8	0.3	15.1	11.7	1.1	0.1	12.9
Collateral posted	12.2	0.9	–	13.1	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.7	0.5	0.1	1.3	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.2	0.8	0.2	3.2	2.3	1.1	0.0	3.4
Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 12.6 billion and CHF 7.4 billion as of December 31, 2014 and 2013, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2014						2013
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(266.5)	254.0		(12.5)	32.7	4.5	(305.9)	287.9		(18.0)	37.7	5.2
Non-investment grade	(103.9)	99.9		(4.0)	13.5	0.1	(108.7)	104.9		(3.8)	10.5	2.5
Total single-name instruments	(370.4)	353.9		(16.5)	46.2	4.6	(414.6)	392.8		(21.8)	48.2	7.7
of which sovereign	(76.2)	73.0		(3.2)	8.6	(1.1)	(88.1)	85.0		(3.1)	8.9	(0.4)
of which non-sovereign	(294.2)	280.9		(13.3)	37.6	5.7	(326.5)	307.8		(18.7)	39.3	8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(162.2)	159.9		(2.3)	56.2	2.2	(219.1)	212.1		(7.0)	47.3	3.3
Non-investment grade	(53.4)	51.1	[3]	(2.3)	12.1	1.0	(65.0)	59.0	[3]	(6.0)	13.5	1.5
Total multi-name instruments	(215.6)	211.0		(4.6)	68.3	3.2	(284.1)	271.1		(13.0)	60.8	4.8
of which sovereign	(7.3)	7.2		(0.1)	1.1	0.0	(10.8)	10.9		0.1	1.1	0.0
of which non-sovereign	(208.3)	203.8		(4.5)	67.2	3.2	(273.3)	260.2		(13.1)	59.7	4.8
Total instruments (CHF billion)
Investment grade [2]	(428.7)	413.9		(14.8)	88.9	6.7	(525.0)	500.0		(25.0)	85.0	8.5
Non-investment grade	(157.3)	151.0		(6.3)	25.6	1.1	(173.7)	163.9		(9.8)	24.0	4.0
Total instruments	(586.0)	564.9		(21.1)	114.5	7.8	(698.7)	663.9		(34.8)	109.0	12.5
of which sovereign	(83.5)	80.2		(3.3)	9.7	(1.1)	(98.9)	95.9		(3.0)	10.0	(0.4)
of which non-sovereign	(502.5)	484.7		(17.8)	104.8	8.9	(599.8)	568.0		(31.8)	99.0	12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2014	2013
Credit derivatives (CHF billion)
Credit protection sold	586.0	698.7
Credit protection purchased	564.9	663.9
Other protection purchased	114.5	109.0
Other instruments [1]	22.1	11.7
Total credit derivatives	1,287.5	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2014 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0
2013 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

31 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2014 (CHF million)
Credit guarantees and similar instruments	2,488	733	257	593	4,071	3,832		30	1,654
Performance guarantees and similar instruments	4,798	1,219	1,178	97	7,292	6,425		40	3,155
Securities lending indemnifications	12,257	0	0	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	6,157	981	1,815	33,552	33,552		954	–	[3]
Other guarantees	3,477	776	230	394	4,877	4,870		43	2,773
Total guarantees	47,619	8,885	2,646	2,899	62,049	60,936		1,067	19,839
2013 (CHF million)
Credit guarantees and similar instruments [4]	2,682	621	336	569	4,208	4,060		14	2,330
Performance guarantees and similar instruments	4,819	1,932	982	135	7,868	6,946		103	3,277
Securities lending indemnifications	11,479	0	0	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	9,544	1,959	1,900	31,650	31,650		715	–	[3]
Other guarantees	3,894	811	193	193	5,091	5,068		3	2,606
Total guarantees	41,121	12,908	3,470	2,797	60,296	59,203		835	19,692
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
With respect to its outstanding repurchase claims, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2014 and 2013, including realized losses from the repurchase of residential mortgage loans sold.
Residential mortgage loans sold
January 1, 2004 to December 31, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	26.2
Non-agency securitizations	137.3	[2]
Total	171.7
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.3 billion as of December 31, 2014. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2014 was attributable to borrower payments of USD 91.5 billion and losses of USD 19.5 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2014					2013
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations		Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		67	464	1,395		1,926
New claims	11	2	1,607	1,620		69	139	1,039		1,247
Claims settled through repurchases	0	0	0	0		(4)	(1)	(2)		(7)	[1]
Other settlements	(58)	(416)	(5)	(479)	[2]	(31)	(178)	(7)		(216)	[2]
Total claims settled	(58)	(416)	(5)	(479)		(35)	(179)	(9)		(223)
Claims rescinded	(17)	0	0	(17)		(24)	(4)	0		(28)
Transfers to/from arbitration and litigation, net [3]	0	(2)	(1,602)	(1,604)		0	0	(2,342)	[4]	(2,342)
Balance at end of period	13	4	83	100		77	420	83		580
1 Settled at a repurchase price of USD 6 million.
2 Settled at USD 66 million and USD 48 million in 2014 and 2013, respectively.
3 Refer to "Note 36 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 2013 include portfolios of claims of approximately USD 0.3 billion for which formal legal proceedings had commenced in prior periods.
Provisions for outstanding repurchase claims
	2014		2013
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	146		55
Increase/(decrease) in provisions, net	(74)		145
Realized losses [2]	(66)	[4]	(54)	[3]
Balance at end of period	6	[5]	146	[3]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 36 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and private investors.
4 Primarily related to private investors.
5 Primarily related to non-agency securitizations.
Lease commitments
Lease commitments (CHF million)
2015	571
2016	532
2017	497
2018	478
2019	454
Thereafter	3,940
Future operating lease commitments	6,472
Less minimum non-cancellable sublease rentals	231
Total net future minimum lease commitments	6,241
Rental expense for operating leases
in	2014	2013	2012
Rental expense for operating leases (CHF million)
Minimum rental expense	572	642	629
Sublease rental income	(81)	(85)	(97)
Total net expenses for operating leases	491	557	532

Operating lease commitments
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Sale-leaseback transactions
There were no significant transactions in 2014.
In the first quarter of 2012, the Bank sold the office complex of its European headquarters at One Cabot Square in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly owned by the Qatar Investment Authority, which is a minority shareholder of the Group.
In the fourth quarter of 2012, the Bank sold the Uetlihof office complex in Zurich, the Bank’s principal office building worldwide, to Norges Bank, a minority shareholder of the Group, and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank, through its Investment Management unit, was acting as the buyer on behalf of the Norwegian Government Pension Fund Global.
During 2014 and 2013, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 17 million for the 2014 sale-leaseback transactions and CHF 78 million for the 2013 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2014 (CHF million)
Irrevocable commitments under documentary credits	4,717	11	1	0	4,729		4,570		2,769
Irrevocable loan commitments	29,938	32,751	46,440	10,965	120,094	[2]	115,306		56,958
Forward reverse repurchase agreements	8,292	0	0	0	8,292		8,292		8,292
Other commitments	690	768	43	223	1,724		1,724		0
Total other commitments	43,637	33,530	46,484	11,188	134,839		129,892		68,019
2013 (CHF million)
Irrevocable commitments under documentary credits	5,478	27	1	0	5,506		5,446		3,380
Irrevocable loan commitments	27,154	26,852	35,326	7,483	96,815	[2]	92,557		47,995
Forward reverse repurchase agreements	26,893	0	0	0	26,893		26,893		26,893
Other commitments	2,436	1,020	103	286	3,845		3,845		351
Total other commitments	61,961	27,899	35,430	7,769	133,059		128,741		78,619
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 97,608 million and CHF 87,161 million of unused credit limits as of December 31, 2014 and 2013, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

32 Transfers of financial assets and variable interest entities
Transfers of financial assets
Securitizations
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Credit Suisse Group – Consolidated financial statements for further information.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2014, 2013 and 2012 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2014	2013	2012
Gains and cash flows (CHF million)
CMBS
Net gain [1]	7	4	56
Proceeds from transfer of assets	5,335	5,574	6,156
Cash received on interests that continue to be held	102	70	57
RMBS
Net gain/(loss) [1]	13	(8)	3
Proceeds from transfer of assets	22,728	24,523	15,143
Purchases of previously transferred financial assets or its underlying collateral	(4)	(10)	(25)
Servicing fees	2	4	3
Cash received on interests that continue to be held	444	486	554
Other asset-backed financings
Net gain [1]	29	15	83
Proceeds from transfer of assets	1,819	915	591
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(213)	(621)
Cash received on interests that continue to be held	17	633	1,350
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2014 and 2013, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2014	2013
CHF million
CMBS
Principal amount outstanding	41,216	37,308
Total assets of SPE	53,354	48,715
RMBS
Principal amount outstanding	49,884	45,571
Total assets of SPE	50,017	48,741
Other asset-backed financings
Principal amount outstanding	26,176	27,854
Total assets of SPE	26,176	27,854
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The >>>fair value measurement of beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 33 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2014							2013							2012
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,341				4,023			633				2,993			761				2,219
of which level 2			1,242				3,791			476				2,879			654				2,090
of which level 3			100				232			156				114			107				129
Weighted-average life, in years			4.1				7.7			7.3				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.5	–	23.0			–	[2]	2.0	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.0	–	11.0		1.9	–	17.8	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	1.0	–	2.2		0.4	–	15.3	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2014 and 2013.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2014											2013
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,168				2,394			212				1,132				2,354			284
of which non-investment grade			79				246			146				26				359			204
Weighted-average life, in years			5.6				7.8			3.6				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	36.6			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(29.2)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(56.4)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.6	–	22.3		1.7	–	44.0	0.3	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(14.0)				(43.8)			(1.2)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(27.4)				(85.3)			(2.4)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	1.0	–	22.2		0.0	–	41.7	1.4	–	13.1		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(7.1)				(25.3)			(0.4)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(14.0)				(49.4)			(0.7)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.
Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2014 and 2013.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2014	2013
CHF million
CMBS
Other assets	26	432
Liability to SPE, included in Other liabilities	(26)	(432)
Other asset-backed financings
Trading assets	138	216
Other assets	252	157
Liability to SPE, included in Other liabilities	(390)	(373)

Variable interest entities
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 49 days and 19 days as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, equipment loans or leases and aircraft loans. As of December 31, 2014 and 2013, those assets had an average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.8 years and 2.1 years as of December 31, 2014 and 2013, respectively. On February 6, 2015, Dominion Bond Rating Service lowered the short-term rating of Alpine from R-1 (high) (sf) to R-1 (middle) (sf).
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Bank may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.
The Bank believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Bank’s economic risks associated with the purchased assets of the CP conduit are included in the Bank’s risk management framework including counterparty, economic capital and scenario analysis.

Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2014 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	422	0	422
Other assets	8,726	262	4,741	3	195	2,205	16,132
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,268	3,654	25,318
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	828	1,727
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,220	24,601
2013 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	415	66	481
Other assets	7,516	1,473	3,353	0	307	1,680	14,329
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,744	3,164	27,621
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	152	439	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	253	1,228	18,346

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2014 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,113	1,651	1,544	8,771
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,334	2,145	2,358	16,492
Maximum exposure to loss	752	12,775	4,489	7,326	2,358	27,700
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	12,170	236,162
2013 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,712	2,856	1,282	7,465
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,738	3,581	2,001	15,038
Maximum exposure to loss	186	7,496	3,926	7,433	2,090	21,131
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	8,525	206,913
33 Financial instruments
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	0		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	0		104,283
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Securities received as collateral	26,029	825	0	0		26,854
Debt	31,937	58,003	4,465	0		94,405
of which foreign governments	31,708	4,869	454	0		37,031
of which corporates	28	22,507	1,435	0		23,970
of which RMBS	0	22,150	612	0		22,762
of which CMBS	0	5,293	257	0		5,550
of which CDO	0	3,185	1,421	0		4,606
Equity	86,532	6,395	1,566	0		94,493
Derivatives	4,467	616,012	6,823	(589,323)		37,979
of which interest rate products	1,616	467,002	1,803	–		–
of which foreign exchange products	118	89,102	301	–		–
of which equity/index-related products	2,711	26,904	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,987	7,123	4,326	0		14,436
Trading assets	125,923	687,533	17,180	(589,323)		241,313
Debt	1,962	309	0	0		2,271
of which foreign governments	1,962	0	0	0		1,962
of which corporates	0	309	0	0		309
Equity	2	103	3	0		108
Investment securities	1,964	412	3	0		2,379
Private equity	0	0	1,268	0		1,268
of which equity funds	0	0	567	0		567
Hedge funds	0	219	314	0		533
of which debt funds	0	181	302	0		483
Other equity investments	77	75	1,855	0		2,007
of which private	0	70	1,855	0		1,925
Life finance instruments	0	0	1,834	0		1,834
Other investments	77	294	5,271	0		5,642
Loans	0	13,560	9,353	0		22,913
of which commercial and industrial loans	0	5,816	5,853	0		11,669
of which financial institutions	0	6,227	1,494	0		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	0		70
Other assets	2,457	23,371	7,468	(975)		32,321
of which loans held-for-sale	0	16,107	6,851	0		22,958
Total assets at fair value	156,450	830,505	39,422	(590,298)		436,079
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	0		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	0		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,375	821,249	35,446	(590,298)		422,772
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	832	0	0		832
Customer deposits	0	3,151	100	0		3,251
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	0		54,732
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Obligation to return securities received as collateral	26,029	825	0	0		26,854
Debt	11,678	4,914	1	0		16,593
of which foreign governments	11,530	757	0	0		12,287
of which corporates	21	3,917	1	0		3,939
Equity	19,075	122	2	0		19,199
Derivatives	4,594	620,144	6,414	(594,277)		36,875
of which interest rate products	1,585	458,730	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	27,266	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,347	625,180	6,417	(594,277)		72,667
Short-term borrowings	0	3,766	95	0		3,861
Long-term debt	0	65,652	14,608	0		80,260
of which treasury debt over two years	0	8,616	0	0		8,616
of which structured notes over two years	0	31,083	10,267	0		41,350
of which non-recourse liabilities	0	10,126	2,952	0		13,078
Other liabilities	0	14,601	3,358	(1,026)		16,933
of which failed sales	0	652	616	0		1,268
Total liabilities at fair value	61,376	768,739	24,578	(595,303)		259,390
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,217	5,069	0		110,115
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,267	2,128	0		26,409
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,463	5,777	595	0		76,835
Derivatives	6,610	563,957	5,217	(543,996)		31,788
of which interest rate products	1,065	444,207	1,574	–		–
of which foreign exchange products	8	60,846	484	–		–
of which equity/index-related products	5,278	28,941	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,690	4,481	2,829	0		11,000
Trading assets	122,592	637,432	13,710	(543,996)		229,738
Debt	1,164	362	0	0		1,526
of which foreign governments	1,162	2	0	0		1,164
of which corporates	0	262	0	0		262
of which CDO	0	100	0	0		100
Equity	1	98	2	0		101
Investment securities	1,165	460	2	0		1,627
Private equity	0	0	3,339	0		3,339
of which equity funds	0	0	2,230	0		2,230
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,631	0		1,646
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,963	0		7,590
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,426	6,159	(928)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	149,999	770,044	35,078	(544,924)		410,197
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	149,753	760,899	29,839	(544,924)		395,567
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,460	0	0		1,460
Customer deposits	0	3,186	55	0		3,241
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,312	2	0		24,351
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,134	2	0		4,137
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,658	5,545	(547,423)		36,659
of which interest rate products	896	439,502	1,129	–		–
of which foreign exchange products	14	71,588	938	–		–
of which equity/index-related products	4,691	30,800	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,279	5,564	(547,423)		76,812
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	52,682	9,780	0		62,462
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,680	6,217	0		26,897
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,386	2,859	(274)		21,971
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	738,573	18,537	(547,697)		270,903
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
in	2014		2013
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	1,108	533	499	92
Equity	513	391	437	183
Derivatives	5,785	500	5,090	2
Trading assets	7,406	1,424	6,026	277
Liabilities (CHF million)
Debt	861	658	11	18
Equity	133	90	248	17
Derivatives	6,073	87	4,433	11
Trading liabilities	7,067	835	4,692	46

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2014	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(151)	0	0	0	0	0		0	0		0	24	77
Debt	5,069	1,260	(3,018)	5,554	(5,435)	0	0	(60)		535	0		0	560	4,465
of which corporates	2,128	392	(756)	1,161	(2,004)	0	0	(68)		402	0		0	180	1,435
of which RMBS	436	625	(676)	732	(659)	0	0	11		81	0		0	62	612
of which CMBS	417	105	(392)	415	(282)	0	0	0		(58)	0		0	52	257
of which CDO	1,567	112	(697)	2,593	(2,402)	0	0	(8)		61	0		0	195	1,421
Equity	595	939	(469)	727	(554)	0	0	35		196	0		0	97	1,566
Derivatives	5,217	2,156	(1,168)	0	0	2,330	(3,334)	110		941	0		0	571	6,823
of which interest rate products	1,574	70	(40)	0	0	197	(574)	13		393	0		0	170	1,803
of which equity/index-related products	1,240	132	(534)	0	0	405	(417)	120		(26)	0		0	143	1,063
of which credit derivatives	1,138	1,891	(575)	0	0	536	(899)	(28)		379	0		0	127	2,569
Other	2,829	863	(878)	4,168	(3,288)	0	(201)	17		404	0		0	412	4,326
Trading assets	13,710	5,218	(5,533)	10,449	(9,277)	2,330	(3,535)	102		2,076	0		0	1,640	17,180
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,363	2	(22)	727	(3,512)	0	0	0		22	0		534	323	3,437
Life finance instruments	1,600	0	0	204	(333)	0	0	0		179	0		0	184	1,834
Other investments	6,963	2	(22)	931	(3,845)	0	0	0		201	0		534	507	5,271
Loans	7,998	500	(601)	1,024	(2,012)	4,878	(3,168)	3		(173)	0		(2)	906	9,353
of which commercial and industrial loans	5,309	253	(349)	368	(1,098)	3,346	(2,428)	1		(118)	0		(4)	573	5,853
of which financial institutions	1,322	156	(163)	16	(422)	943	(482)	0		(33)	0		5	152	1,494
Other intangible assets (mortgage servicing rights)	42	0	0	29	0	0	0	0		(7)	0		0	6	70
Other assets	6,159	3,165	(3,205)	7,852	(6,713)	845	(1,448)	165		(5)	0		0	653	7,468
of which loans held-for-sale [2]	5,615	3,154	(3,174)	7,486	(6,382)	845	(1,448)	169		(2)	0		(1)	589	6,851
Total assets at fair value	35,078	8,885	(9,512)	20,285	(21,847)	8,053	(8,151)	270		2,092	0		532	3,737	39,422
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(19)	0		16	0		0	3	100
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(127)	0	0	0	0	0		0	0		0	13	0
Trading liabilities	5,564	2,471	(1,655)	36	(39)	1,526	(2,778)	251		469	0		0	572	6,417
of which interest rate derivatives	1,129	56	(109)	0	0	72	(499)	1		429	0		0	123	1,202
of which foreign exchange derivatives	938	0	(2)	0	0	5	(239)	(4)		(205)	0		0	67	560
of which equity/index-related derivatives	1,896	478	(941)	0	0	656	(890)	273		(201)	0		0	195	1,466
of which credit derivatives	1,230	1,906	(587)	0	0	473	(885)	(16)		496	0		0	143	2,760
Short-term borrowings	165	67	(74)	0	0	382	(456)	(3)		0	0		0	14	95
Long-term debt	9,780	2,441	(3,475)	0	0	8,432	(3,870)	144		(338)	0		0	1,494	14,608
of which structured notes over two years	6,217	1,468	(1,931)	0	0	5,930	(2,027)	(6)		(406)	0		0	1,022	10,267
of which non-recourse liabilities	2,552	924	(1,007)	0	0	1,170	(1,153)	155		10	0		0	301	2,952
Other liabilities	2,859	121	(133)	530	(1,215)	647	(233)	11		114	3		359	295	3,358
of which failed sales	1,143	76	(50)	292	(949)	0	0	0		29	0		(2)	77	616
Total liabilities at fair value	18,537	5,100	(5,464)	566	(1,254)	11,032	(7,356)	403		261	3		359	2,391	24,578
Net assets/(liabilities) at fair value	16,541	3,785	(4,048)	19,719	(20,593)	(2,979)	(795)	(133)		1,831	(3)		173	1,346	14,844
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (22) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

456 / 457

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2013	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	362	(153)	0		4	0		0	(9)	204
Debt	5,830	1,418	(1,977)	6,363	(6,984)	0	0	165		465	0		0	(211)	5,069
of which corporates	3,192	571	(552)	1,759	(3,022)	0	0	109		157	0		0	(86)	2,128
of which RMBS	724	467	(690)	1,012	(1,162)	0	0	11		91	0		0	(17)	436
of which CMBS	1,023	86	(310)	497	(866)	0	0	(4)		15	0		0	(24)	417
of which CDO	447	55	(357)	3,072	(1,810)	0	0	36		197	0		0	(73)	1,567
Equity	485	303	(237)	405	(431)	0	0	20		68	(1)		0	(17)	595
Derivatives	6,650	1,442	(2,208)	0	0	1,766	(2,446)	230		(53)	0		0	(164)	5,217
of which interest rate products	1,859	244	(363)	0	0	279	(663)	8		249	0		0	(39)	1,574
of which equity/index-related products	1,920	223	(1,020)	0	0	207	(538)	184		330	0		0	(66)	1,240
of which credit derivatives	1,294	923	(633)	0	0	627	(631)	38		(461)	0		0	(19)	1,138
Other	2,486	288	(487)	3,266	(2,656)	0	(65)	8		83	0		0	(94)	2,829
Trading assets	15,451	3,451	(4,909)	10,034	(10,071)	1,766	(2,511)	423		563	(1)		0	(486)	13,710
Investment securities	170	0	(230)	165	(82)	0	0	0		9	0		0	(30)	2
Equity	6,264	106	(63)	1,081	(2,649)	0	0	0		(3)	0		776	(149)	5,363
Life finance instruments	1,818	0	0	189	(365)	0	0	0		1	0		0	(43)	1,600
Other investments	8,082	106	(63)	1,270	(3,014)	0	0	0		(2)	0		776	(192)	6,963
Loans	6,619	320	(1,561)	800	(1,673)	6,767	(2,920)	0		(21)	0		0	(333)	7,998
of which commercial and industrial loans	4,778	305	(315)	727	(1,280)	3,541	(2,171)	1		(85)	0		0	(192)	5,309
of which financial institutions	1,530	15	(6)	71	(207)	651	(650)	0		(48)	0		0	(34)	1,322
Other intangible assets (mortgage servicing rights)	43	0	0	12	0	0	0	0		0	0		(12)	(1)	42
Other assets	5,164	3,552	(2,998)	4,781	(4,213)	1,034	(1,148)	5		199	0		0	(217)	6,159
of which loans held-for-sale	4,463	3,539	(2,918)	4,456	(3,964)	1,034	(1,147)	5		348	0		0	(201)	5,615
Total assets at fair value	35,529	7,429	(9,761)	17,062	(19,053)	9,929	(6,732)	428		752	(1)		764	(1,268)	35,078
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	51	(3)	0		(13)	0		0	(5)	55
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	119	0	0		0	0		0	(5)	114
Trading liabilities	5,356	1,503	(1,537)	66	(197)	1,561	(2,556)	235		1,302	0		0	(169)	5,564
of which interest rate derivatives	1,357	75	(134)	0	0	107	(508)	10		254	0		0	(32)	1,129
of which foreign exchange derivatives	1,648	13	(21)	0	0	15	(662)	(16)		(21)	0		0	(18)	938
of which equity/index-related derivatives	1,003	360	(676)	0	0	632	(380)	210		831	0		0	(84)	1,896
of which credit derivatives	819	1,001	(590)	0	0	655	(856)	39		186	0		0	(24)	1,230
Short-term borrowings	124	43	(99)	0	0	318	(216)	0		3	0		0	(8)	165
Long-term debt	10,098	2,322	(2,375)	0	0	5,006	(5,330)	25		321	0		(1)	(286)	9,780
of which structured notes over two years	6,189	453	(1,226)	0	0	3,602	(2,534)	(18)		(36)	0		(1)	(212)	6,217
of which non-recourse liabilities	2,551	1,836	(670)	0	0	818	(2,128)	24		151	0		0	(30)	2,552
Other liabilities	2,847	227	(149)	213	(393)	10	(86)	(17)		70	26		217	(106)	2,859
of which failed sales	1,160	176	(82)	154	(308)	0	0	0		72	0		0	(29)	1,143
Total liabilities at fair value	18,450	4,095	(4,160)	279	(590)	7,065	(8,191)	243		1,683	26		216	(579)	18,537
Net assets/(liabilities) at fair value	17,079	3,334	(5,601)	16,783	(18,463)	2,864	1,459	185		(931)	(27)		548	(689)	16,541
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
458 / 459

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2014				2013
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	1,698	170	1,868	[1]	(746)	521	(225)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(834)	23	(811)		(2,852)	245	(2,607)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	6,823
of which interest rate products	1,803	Option model	Correlation, in %		9	100	76
			Prepayment rate, in %		0	33	24
			Volatility skew, in %		(9)	3	(1)
			Mean reversion, in %	[3]	5	10	10
			Credit spread, in bp		229	1,218	1,046
of which equity/index-related products	1,063	Option model	Correlation, in %		(88)	97	8
			Volatility, in %		0	276	27
of which credit derivatives	2,569	Discounted cash flow	Credit spread, in bp		1	6,087	614
			Recovery rate, in %		0	75	20
			Discount rate, in %		1	38	18
			Default rate, in %		1	43	7
			Loss severity, in %		10	100	65
			Correlation, in %		46	97	83
			Prepayment rate, in %		0	9	4
			Funding spread, in bp		51	106	80
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets at fair value (continued)
end of 2014	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,268	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	314	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,855
of which private	1,855
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,271
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,422
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
Equity	595
of which	270	Market comparable	EBITDA multiple		3	12	7
of which	35	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	5,217
of which interest rate products	1,574	Option model	Correlation, in %		15	100	82
			Prepayment rate, in %		5	31	24
			Volatility, in %		2	31	6
			Volatility skew, in %		(9)	2	(1)
			Credit spread, in bp		95	2,054	218
of which equity/index-related products	1,240	Option model	Correlation, in %		(83)	96	14
			Volatility, in %		2	252	26
of which credit derivatives	1,138	Discounted cash flow	Credit spread, in bp		1	2,054	298
			Recovery rate, in %		0	77	25
			Discount rate, in %		4	29	14
			Default rate, in %		1	16	6
			Loss severity, in %		10	100	59
			Correlation, in %		34	97	83
			Prepayment rate, in %		0	17	5
Other	2,829
of which	2,139	Market comparable	Price, in %		0	146	34
of which	589	Discounted cash flow	Market implied life expectancy, in years		3	19	9
Trading assets	13,710
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	2	–		–		–		–		–
Private equity	3,339	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,631
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,963
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,078
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,358
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,578
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,859
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,537
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
end of	2014							2013
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	7		106		113	0		1		18		19	0
Equity funds	102		1,842	[1]	1,944	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(42)		(42)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	109		1,906		2,015	0		29		3,097		3,126	0
Debt funds	296		187		483	1		320		183		503	6
Equity funds	0		0		0	0		0		25		25	0
Others	0		50		50	0		0		153		153	31
Hedge funds	296		237	[3]	533	1		320		361	[4]	681	37
Debt funds	17		0		17	15		53		0		53	2
Equity funds	567		0		567	122		2,230		0		2,230	464
Real estate funds	302		0		302	98		350		0		350	110
Others	382		0		382	158		706		0		706	250
Private equities	1,268		0		1,268	393		3,339		0		3,339	826
Equity method investments	378		43		421	0		349		0		349	0
Total funds held in other investments	1,942		280		2,222	394		4,008		361		4,369	863
Total fair value	2,051	[5]	2,186	[6]	4,237	394	[7]	4,037	[5]	3,458	[6]	7,495	863	[7]
1
42 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 28 % is redeemable on an annual basis with a notice period of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 14 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
87 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 612 million and CHF 1,819 million attributable to noncontrolling interests in 2014 and 2013, respectively.
6 Includes CHF 138 million and CHF 107 million attributable to noncontrolling interests in 2014 and 2013, respectively.
7 Includes CHF 185 million and CHF 405 million attributable to noncontrolling interests in 2014 and 2013, respectively.
Nonrecurring fair value changes
end of	2014	2013
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	1.4	0.3
of which level 2	1.2	0.0
of which level 3	0.2	0.3

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2014			2013
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,147	3,816	(2,669)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,283	104,027	256	96,587	96,217	370
Loans	22,913	23,782	(869)	19,457	19,653	(196)
Other assets [1]	26,088	33,091	(7,003)	20,749	25,756	(5,007)
Due to banks and customer deposits	(914)	(873)	(41)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(54,732)	(54,661)	(71)	(76,104)	(76,012)	(92)
Short-term borrowings	(3,861)	(3,918)	57	(6,053)	(5,896)	(157)
Long-term debt	(80,260)	(80,344)	84	(62,462)	(62,102)	(360)
Other liabilities	(1,268)	(2,767)	1,499	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	2014		2013		2012
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		0		(13)	[2]
of which related to credit risk	0		0		(13)
Interest-bearing deposits with banks	9	[1]	10	[1]	12	[1]
of which related to credit risk	3		(3)		3
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	913	[1]	1,143	[1]	1,183	[1]
Other trading assets	0		0		10	[2]
Other investments	373	[3]	126	[3]	144	[3]
of which related to credit risk	5		11		34
Loans	10	[2]	1,470	[1]	925	[1]
of which related to credit risk	(151)		26		318
Other assets	1,302	[1]	2,058	[1]	2,641	[1]
of which related to credit risk	387		604		355
Due to banks and customer deposits	(59)	[2]	0		(22)	[1]
of which related to credit risk	(17)		(5)		8
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	205	[2]	(67)	[1]	(114)	[1]
Short-term borrowings	152	[2]	(256)	[2]	(350)	[2]
Long-term debt	678	[2]	(2,738)	[2]	(7,905)	[2]
of which related to credit risk [4]	527		(334)		(2,552)
Other liabilities	(175)	[2]	413	[2]	826	[2]
of which related to credit risk	(162)		112		912
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2014 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	230,340	0	232,271	3,678	235,949
Other financial assets [1]	149,925	79,170	69,554	1,482	150,206
Financial liabilities
Due to banks and deposits	379,992	208,759	171,230	0	379,989
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	92,687	0	92,908	1,201	94,109
Other financial liabilities [2]	84,874	15	84,146	585	84,746
2013 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	63,426	0	62,882	544	63,426
Loans	209,070	0	209,821	3,940	213,761
Other financial assets [1]	143,831	71,522	71,134	1,473	144,129
Financial liabilities
Due to banks and deposits	340,104	203,960	136,064	9	340,033
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	64,279	0	61,518	3,774	65,292
Other financial liabilities [2]	96,655	1,128	94,458	1,085	96,671
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

34 Assets pledged and collateral
Assets pledged
The Bank pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2014	2013
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	148,345	137,207
of which encumbered	103,245	92,300
Collateral
The Bank receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Bank was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2014	2013
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	444,852	359,508
of which sold or repledged	336,301	267,902
Other information
end of	2014	2013
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	26,286	18,130
Swiss National Bank required minimum liquidity reserves	2,051	2,305
> Refer to “Note 35 – Assets pledged and collateral” in V – Consolidated financial statements – Credit Suisse Group for further information.

35 Capital adequacy
The Bank is subject to regulation by >>>FINMA. The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Bank has operated under the international capital adequacy standards known as >>>Basel III, as issued by the >>>Basel Committee on Banking Supervision (BCBS), the standard setting committee within the >>>Bank for International Settlements (BIS). These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets.
As of December 31, 2014 and 2013, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the BIS guidelines.
> Refer to “Note 36 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.
Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2014 and 2013, the Bank and its subsidiaries, with one exception, complied with all applicable regulatory capital adequacy requirements. As of December 31, 2014, due to an operational delay in the return of cash collateral from an affiliate, CS Capital LLC was left with an unsecured receivable that led to a capital charge of the same amount. The capital charge resulted in CS Capital LLC failing to meet the minimum net capital requirement as of December 31, 2014. On January 2, 2015, the cash collateral was returned to CS Capital LLC and the net capital deficiency was cured.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2014 and 2013, the Bank was not subject to restrictions on its ability to pay the proposed dividends.
BIS statistics – Basel III
end of	2014	2013
Eligible capital (CHF million)
CET1 capital	40,853	37,700
Additional tier 1 capital	6,261	3,069
Total tier 1 capital	47,114	40,769
Tier 2 capital	10,997	11,577
Total eligible capital	58,111	52,346
Risk-weighted assets (CHF million)
Credit risk	184,531	166,245
Market risk	34,439	39,111
Operational risk	58,413	53,075
Non-counterparty risk	5,611	5,758
Risk-weighted assets	282,994	264,189
Capital ratios (%)
CET1 ratio	14.4	14.3
Tier 1 ratio	16.6	15.4
Total capital ratio	20.5	19.8
36 Litigation
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

37 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2014
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (France)	Paris, France	EUR	52.9
100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	24.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy (Canada) Limited	Toronto, Canada	USD	0.0
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	53.9
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,836.1
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ LBO Plans Management, LLC	Wilmington, United States	USD	7.8
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
98	[2]	Credit Suisse International	London, United Kingdom	USD	13,107.7
83		Asset Management Finance LLC	Wilmington, United States	USD	341.8
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
1 43 % of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 Remaining 2 % held directly by Credit Suisse Group AG. 80 % of voting rights and 98 % of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2014
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[1]	York Capital Management Global Advisors, LLC	New York, United States
0	[1]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 The Bank holds a significant noncontrolling interest.
38 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
> Refer to “Note 42 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in V – Consolidated financial statements – Credit Suisse Group for further information.
39 Risk assessment
During the reporting period the Board of Directors and its Risk Committee performed risk assessments in accordance with established policies and procedures.
The governance of the Bank and the Group, including risk governance, is fully aligned. Both the Board of Directors and the Executive Board are comprised of the same individuals.
> Refer to “Note 43 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for information in accordance with the Swiss Code of Obligations on the risk assessment process followed by the Board of Directors.

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
The CEO and CFO concluded that, as of December 31, 2014, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2014 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2014.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2014, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Bank's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
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
In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2014, and our report dated March 20, 2015 expressed an unqualified opinion on those consolidated financial statements.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 20, 2015

Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and distribution from general reserves

Statements of income
Balance sheets
Off-balance sheet transactions
1 Description of business activities
2 Accounting and valuation policies
3 Additional information on the parent company statements of income
4 Pledged assets and assets under reservation of ownership
5 Other assets and other liabilities
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
7 Balance sheet items that include issued structured products at fair value
8 Liabilities due to own pension plans
9 Valuation adjustments and provisions
10 Composition of share and participation capital, conversion and reserve capital
11 Major shareholders and groups of shareholders
12 Shareholder’s equity
13 Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
14 Significant transactions with related parties
15 Fire insurance value of tangible fixed assets
16 Liabilities for future payments in connection with operating leases
17 Fiduciary transactions
18 Number of employees
19 Foreign currency translation rates
20 Outsourcing of services
21 Risk assessment

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the “Bank”), which comprise the balance sheet, statements of income and notes thereto for the year ended December 31, 2014.
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
Opinion
In our opinion, the financial statements for the year ended December 31, 2014 comply with Swiss law and the Bank’s articles of incorporation.

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
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge
Zurich, Switzerland
March 20, 2015

Financial review
The Credit Suisse AG (Bank) parent company (Bank parent company) recorded net operating income of CHF 10,742 million in 2014, down 3% compared to CHF 11,117 million in 2013. After deduction of operating expenses totaling CHF 6,725 million, slightly up from CHF 6,641 million in 2013, gross operating profit was CHF 4,017 million, down CHF 459 million, or 10%, compared to 2013.
Depreciation of noncurrent assets of CHF 4,517 million, which included a CHF 3,891 million impairment of participating interests, increased from CHF 2,894 million in 2013. Valuation adjustments, provisions and losses of CHF 1,930 million in 2014 was up CHF 1,157 million, or 150%, compared to 2013 and included CHF 1,618 million in connection with the final settlement of all outstanding US cross-border matters. Valuation adjustments, provisions and losses of 2013 included CHF 600 million in connection with the US cross-border matters, including CHF 175 million in connection with the settlement with the SEC in February 2014. The resulting operating loss in 2014 was CHF 2,430 million, compared to an operating profit of CHF 809 million in 2013. The Bank parent company recorded a net loss of CHF 3,092 million in 2014, compared to a net profit of CHF 1,066 million in 2013.
Net interest income of CHF 4,069 million in 2014 increased CHF 438 million, or 12%, compared to 2013. Net commission and service fee activities of CHF 5,057 million in 2014 decreased CHF 177 million, or 3%, compared to 2013. The Bank parent company reported net trading income of CHF 1,130 million, up CHF 329 million from 2013, mainly due to trading gains in interest-related instruments and credit products included in other trading gains, partially offset by losses from foreign exchange and banknote trading. Net other ordinary income was CHF 486 million compared to CHF 1,451 million in 2013. The decrease of CHF 965 million, or 67%, was mainly related to lower income from participating interests.
Operating expenses of CHF 6,725 million were up CHF 84 million compared to 2013. Personnel expenses decreased CHF 260 million, or 6%. Property, equipment and administrative costs increased CHF 344 million, or 17%. Extraordinary income in 2014 of CHF 497 million included realized gains from the sale of real estate of CHF 424 million and realized gains from the disposal of participating interests of CHF 68 million, mainly related to the partial sale of the Bank parent company’s interest in Euroclear and the liquidation of a subsidiary. The losses realized on the disposal of participating interests of CHF 251 million included realized losses of CHF 236 million from the redemption of the remaining ordinary shares in Credit Suisse Capital (Guernsey) I Limited in the first quarter of 2014, and realized losses of CHF 15 million from the liquidation and sale of three subsidiaries.
Changes in shareholder’s equity in 2014 included a capital contribution in kind by the shareholder of CHF 170 million, which included 100% participating interests in Credit Suisse Group Finance (U.S.) Inc. and 42% participating interests in Credit Suisse (Luxembourg) S.A.
At the Annual General Meeting on April 24, 2015, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a cash dividend of CHF 10 million. In addition, the registered shareholders will be asked to approve the Board of Directors’ proposed dividend in kind with a maximum value of CHF 100 million to be distributed out of the general reserves at the closing of a transaction, but in any event no later than December 31, 2015. The dividend in kind consists primarily of financial assets and financial liabilities.

Parent company financial statements
Statements of income
	Reference to notes	in
		2014	2013
Net interest income (CHF million)
Interest and discount income		8,361	8,192
Interest and dividend income from trading portfolio		818	916
Interest and dividend income from financial investments		20	29
Interest expense		(5,130)	(5,506)
Net interest income	3	4,069	3,631
Net commission and service fee activities (CHF million)
Commission income from lending transactions		696	791
Securities and investment commissions		4,165	4,403
Other commission and fee income		871	723
Commission expense		(675)	(683)
Net commission and service fee activities		5,057	5,234
Net trading income	3	1,130	801
Net other ordinary income (CHF million)
Income from the disposal of financial investments		2	17
Income from participating interests		232	1,139
Income from real estate		37	31
Other ordinary income		580	550
Other ordinary expenses		(365)	(286)
Net other ordinary income		486	1,451
Net operating income		10,742	11,117
Operating expenses (CHF million)
Personnel expenses		4,365	4,625
Property, equipment and administrative costs		2,360	2,016
Total operating expenses		6,725	6,641
Gross operating profit		4,017	4,476
Depreciation of noncurrent assets		4,517	2,894
Valuation adjustments, provisions and losses		1,930	773
Operating profit/(loss)		(2,430)	809
Extraordinary income	3	497	807
Extraordinary expenses	3	(251)	(297)
Taxes		(908)	(253)
Net profit/(loss)		(3,092)	1,066

Balance sheets
	Reference to notes	end of
		2014	2013
Assets (CHF million)
Cash and other liquid assets		61,802	53,508
Money market instruments		5,765	4,480
Due from banks		178,080	168,159
Due from customers		233,422	192,376
Mortgages		116,037	111,041
Securities and precious metals trading portfolio		19,437	19,923
Financial investments		834	800
Participating interests		43,924	36,034
Tangible fixed assets		2,870	3,038
Intangible assets		174	213
Accrued income and prepaid expenses		2,410	2,202
Other assets	5	17,592	14,588
Total assets		682,347	606,362
of which subordinated amounts receivable		2,299	1,264
of which amounts receivable from group companies and qualified shareholders		279,892	250,727
Liabilities and shareholder's equity (CHF million)
Liabilities from money market instruments	7	79,004	54,544
Due to banks		94,425	101,583
Due to customers, savings and investment deposits		69,204	55,637
Due to customers, other deposits		250,676	240,519
Medium-term notes		1,263	1,884
Bonds and mortgage-backed bonds	7	125,697	89,348
Accrued expenses and deferred income		4,490	3,590
Other liabilities	5	15,426	13,374
Valuation adjustments and provisions	9	562	1,351
Total liabilities		640,747	561,830
Share and participation capital	10	4,400	4,400
General reserves		6,715	6,678
Reserves from capital contributions		26,752	26,619
General legal reserves		33,467	33,297
Other reserves		610	610
Retained earnings carried forward		6,215	5,159
Net profit/(loss)		(3,092)	1,066
Total shareholder's equity	12	41,600	44,532
Total liabilities and shareholder's equity		682,347	606,362
of which subordinated amounts payable		24,221	21,879
of which amounts payable to group companies and qualified shareholders		111,153	118,093

Off-balance sheet transactions
end of	2014	2013
Off-balance sheet transactions (CHF million)
Contingent liabilities	207,039	223,448
Irrevocable commitments	114,530	87,108
Liabilities for calls on shares and other equity instruments	42	42
Fiduciary transactions	4,659	5,089
Derivative financial instruments (CHF million)
Gross positive replacement values	72,174	52,735
Gross negative replacement values	71,117	51,018
Contract volume	4,197,956	4,239,043
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss Federal Tax Administration for value-added tax debts of the entire Group.
Contingent liabilities to other Bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the Bank parent company’s exposure is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries or the performance of a service.
Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss bank with total assets of CHF 682.3 billion and shareholder’s equity of CHF 41.6 billion as of December 31, 2014.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG domiciled in Switzerland.
The Bank parent company provides private banking and investment banking services which include comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. Private clients include ultra-high-net-worth and high-net-worth individuals around the globe, in addition to affluent and retail clients in Switzerland. The Bank parent company’s services to corporate and institutional clients focus on the Swiss home market. Its service offering to private, corporate and institutional clients comprise of asset management services, which includes a wide range of investment products and solutions across a diversified range of asset classes, with a focus on alternative, traditional and multi-asset portfolios in many areas with a broad offering for emerging markets-related investment opportunities.
2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the corresponding Implementing Ordinance and the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) Circular 2008/2, “Accounting – banks” (Swiss GAAP statutory).
The Bank’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the US (US GAAP), which differ in certain material respects from Swiss GAAP statutory.
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) for a detailed description of the Bank’s accounting and valuation principles.
> Refer to “Note 38 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view).
Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).
Foreign currency translations
Under US GAAP, foreign currency translation adjustments resulting from the consolidation of branches with functional currencies other than the Swiss franc are included in accumulated other comprehensive income/(loss) (AOCI) in shareholders’ equity. Under Swiss GAAP, foreign currency translation adjustments from the consolidation of foreign branches are recognized in trading income.
Under US GAAP, foreign currency translation adjustments for available-for-sale securities are reported in AOCI, which is part of total shareholder’s equity, whereas for Swiss GAAP statutory purposes they are included in the statements of income.
Share-based compensation
Under US GAAP, share-based compensation plans are treated as equity awards. Under Swiss GAAP, such plans are treated as liability awards with changes in >>>fair value of unsettled awards recognized in the statements of income.
Treasury shares and derivatives on own shares
Under US GAAP, treasury shares are recognized at cost directly in equity. Under Swiss GAAP, own shares and >>>derivatives on own shares are recognized as assets or liabilities. Treasury shares can be classified as trading assets and marked to market through the statements of income or as financial investment carried at lower of cost or market. Derivatives on own shares are reported at fair value in other assets or other liabilities.
Derivatives used for fair value hedging
Under US GAAP, the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on the hedged available-for-sale securities are recognized in income. Under Swiss GAAP, the amount representing the portion exceeding the historical cost of the hedged financial investments is recorded in the compensation account.

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry-forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Investments in equity securities
Under US GAAP, investments in equity securities where the Bank parent company has the ability to significantly influence the operating and financial policies of an investee are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Bank parent company’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under Swiss GAAP, neither the equity method of accounting nor the fair value option is allowed for such investments. Investments in equity securities that are held with the intention of a permanent investment are recorded as participating interests irrespective of the percentage ownership of voting shares held. Equity securities held for trading purposes that meet the criteria for trading positions are recorded in the trading portfolio at fair value. Equity securities that are not held for permanent investment purposes and do not qualify as trading portfolio positions are recorded as financial investments at lower of cost or market.
Participating interests
Participating interests are initially recognized at cost. For the purpose of testing the Bank parent company’s participating interests for impairment, the portfolio method is applied. An impairment is recorded if the carrying value of a portfolio of participating interests exceeds its fair value.
Standards to be adopted in future periods
On April 30, 2014, the Swiss Federal Council approved an encompassing revision of the Swiss Federal Ordinance on Banks and Savings Banks (Banking Ordinance). The revision includes the implementation of the new Swiss accounting legislation of the Swiss Code of Obligations, which was in force since January 1, 2013, for Swiss banks. Although the revision entered into force on January 1, 2015, certain regulations, such as the individual valuation of participations, are subject to transitional provisions until the full implementation of the regulation effective January 1, 2020. On June 3, 2014, FINMA published Circular 2015/1 “Accounting – Banks” which, in conjunction with the revised Banking Ordinance, contains the new accounting guidelines and reporting duties for Swiss financial groups and conglomerates, banks and securities dealers, including the Bank parent company. Circular 2015/1 entered into effect on January 1, 2015. The Bank parent company will present its annual report 2015 under the new guidance.
Under the new accounting legislation for Swiss banks and Circular 2015/1, key changes include the individual valuation of participations and other noncurrent assets, new guidance on the fair value option and enhanced disclosure requirements for annual and semi-annual financial reports.
Notes on risk management
> Refer to “Note 8 – Trading revenues” and “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives.
Subsequent events
On January 15, 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. It also decreased the target range for the three-month Swiss franc LIBOR. These decisions led to a significant strengthening of the Swiss franc against all major currencies and a decrease in Swiss franc interest rates.

3 Additional information on the parent company statements of income
in	2014	2013
Net trading income (CHF million)
Income/(loss) from trading in interest-related instruments	1,094	(323)
Income/(loss) from trading in equity instruments	64	377
Income/(loss) from foreign exchange and banknote trading	(390)	1,061
Income/(loss) from precious metals trading	(63)	51
Other gains/(losses) from trading	425	(365)
Total net trading income	1,130	801
in	2014		2013
Extraordinary income and expenses (CHF million)
Gains realized from the disposal of participating interests	68	[1]	230	[2]
Gains realized from the sale of real estate	424		156
Release of reserves for general banking risks and other provisions	0		320	[3]
Other extraordinary income [4]	5		101
Extraordinary income	497		807
Losses realized from the disposal of participating interests	(251)	[5]	(288)	[6]
Other extraordinary expenses	0		(9)
Extraordinary expenses	(251)		(297)
Total net extraordinary income and expenses	246		510
1 Primarily related to the partial sale of the Bank parent company's participating interests in Euroclear and the liquidation of a subsidiary.
2 Primarily related to the sale of the ETF business to BlackRock and the sale of the equity and debt underwriting and advisory businesses in France to Credit Suisse Securities (Europe) Ltd.
3 Includes the release of replacement reserves.
4 Substantially all related to prior periods.
5
Includes realized losses of CHF 236 million from the redemption of the remaining ordinary shares in Credit Suisse Capital (Guernsey) I Limited in the first quarter of 2014, and realized losses of CHF 15 million from the liquidation and sale of three subsidiaries.

6
Includes realized losses of CHF 218 million from the partial redemption of ordinary shares in Credit Suisse Capital (Guernsey) I Limited in December 2013, and realized losses of CHF 70 million from the repatriation and liquidation of three participating interests.

Net interest income
Negative interest income is debited to interest income and negative interest expense is credited to interest expense. In 2014 and 2013, negative interest income and negative interest expense were immaterial.
4 Pledged assets and assets under reservation of ownership
end of	2014	2013
Pledged assets and assets under reservation of ownership (CHF million)
Assets pledged and assigned as collateral	25,386	25,534
Actual commitments secured	20,851	13,669

5 Other assets and other liabilities
end of	2014	2013
Other assets (CHF million)
Net positive replacement values	16,858	13,608
Other	734	980
Total other assets	17,592	14,588
Other liabilities (CHF million)
Net negative replacement values	14,197	12,156
Other	1,229	1,218
Total other liabilities	15,426	13,374
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2014	2013
Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)
Due from banks	16,544	18,177
Due from customers	10,378	518
Cash collateral paid for securities borrowed and reverse repurchase agreements	26,922	18,695
Due to banks	7,710	12,588
Due to customers	321	339
Cash collateral received for securities lent and repurchase agreements	8,031	12,927
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	4,626	4,747
of which transfers with the right to resell or repledge	4,611	4,747
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	58,751	46,402
of which resold or repledged	24,451	26,150
7 Balance sheet items that include issued structured products at fair value
end of	2014		2013
	Total book value	Of which reported at fair value	Total book value	Of which reported at fair value
Balance sheet items that include issued structured products at fair value (CHF million)
Liabilities from money market instruments	79,004	10,016	54,544	7,061	[1]
Bonds and mortgage-backed bonds	125,697	20,848	89,348	12,990	[1]
Total	204,701	30,864	143,892	20,051	[1]
1 Prior period has been corrected.
8 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2014 and 2013 of CHF 3,131 million and CHF 2,841 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheet.
> Refer to “Note 29 – Pension and other post-retirement benefits” in VII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plan
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group AG (Schweiz)” (the Swiss pension plan). All Swiss subsidiaries of Credit Suisse Group AG participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.
As of January 1, 2013, all covered active employees, which previously were insured in the annuity section of the pension plan, were converted to the savings section. The impact from this conversion was recognized by the Bank parent company upon announcement of this plan amendment in 2011. The annuity section of the plan has ceased accruing new benefits.
The Swiss pension plan’s annual financial statements are prepared in accordance with Swiss GAAP FER 26 based on the full population of covered employees. Individual annual financial statements for each participating company are not prepared. As a multi-employer plan with unrestricted joint liability for all participating companies, the economic interest in the Swiss pension plan’s over- or underfunding is allocated to each participating company based on an allocation key determined by the plan.
Pension plan economic benefit/(obligation), pension contributions accrued and pension expenses
	Bank parent company's share in over/(under) -funding	[1]	Economic benefit/(obligation) recorded by Bank parent company			[2]	Pension contributions	Pension expenses included in personnel expenses
end of / in	2014		2014	2013	Change		2014	2014		2013
CHF million
Pension plan – status overfunded	1,980		–	–	–		428	428	[3]	412	[4]
1 Represents the Bank parent company's share of 93.91% in the total overfunding of the Swiss pension plan of CHF 2,108 million.
2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

3 Includes an increase of employer contribution reserves of CHF 7 million.
4 Includes a release of employer contribution reserves of CHF 51 million, which were established in 2011 in the context of headcount reductions and the plan amendment announced.
As of December 31, 2014 and 2013, the Bank parent company had an employer contribution reserve of CHF 50 million and CHF 43 million, respectively, of which CHF 16 million and CHF 12 million, respectively, were dedicated to specific events, such as early retirements, and subject to a waiver by the Bank parent company. In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company’s statutory balance sheet.
9 Valuation adjustments and provisions
	Total 2013		Utilized for purpose		Recoveries, endangered interest, currency differences	New charges to income statement		Releases to income statement	Total 2014
Valuation adjustments and provisions (CHF million)
Provisions for deferred taxes	60		0		(72)	100		(36)	52
Valuation adjustments and provisions for default risks	976		(261)		135	479		(296)	1,033
Valuation adjustments and provisions for other business risks [1]	137		(12)		5	13		(4)	139
Other provisions	1,154	[2,3]	(2,653)	[4]	142	1,844	[4]	(116)	371	[2,3]
Subtotal	2,267		(2,926)		282	2,336		(416)	1,543
Total valuation adjustments and provisions	2,327		(2,926)		210	2,436		(452)	1,595
Less direct charge-offs against specific assets	(976)								(1,033)
Total valuation adjustments and provisions as shown in the balance sheet	1,351								562
1 Provisions are not discounted due to their short-term nature.
2 Includes provisions in respect of litigation claims of CHF 115 million and CHF 961 million as of December 31, 2014 and 2013, respectively.
3 Includes provisions for pension benefit obligations from international plans of CHF 3 million and CHF 2 million as of December 31, 2014 and 2013, respectively.
4
Includes the final settlement regarding all outstanding US cross-border matters with a final settlement amount of CHF 2,510 million and a related pre-tax litigation settlement charge of CHF 1,618 million, which was recognized in the second quarter of 2014.

10 Composition of share and participation capital, conversion and reserve capital
end of	2014				2013
	Quantity		Total nominal value in CHF million		Quantity		Total nominal value in CHF million
Share and participation capital
Registered shares (at CHF 1.00 par value per share)	4,399,680,200		4,400	[1]	4,399,665,200		4,400	[1]
Participation securities (at CHF 0.01 par value per share)	–	[2]	–		1,500,000	[3]	0	[4]
Total share and participation capital			4,400				4,400
Conversion and reserve capital
Unlimited conversion capital (at CHF 1.00 par value per share) [5]	unlimited		unlimited		unlimited		unlimited
of which used for capital increases	0		0		0		0
of which reserved for capital instruments outstanding [6]	0		0		0		0
Reserve capital (at CHF 1.00 par value per share) [7]	4,399,665,200		4,400		4,399,665,200		4,400
of which used for capital increases	0		0		0		0
of which reserved for planned capital increases	0		0		0		0
1
The dividend eligible capital equals the total nominal value. As of December 31, 2014 and 2013, the total nominal value of registered shares was CHF 4,399,680,200 and CHF 4,399,665,200, respectively. Refer to footnotes 2 and 3 for the conversion of participation securities of Class A and Class B into registered shares.

2
On March 21, 2014, the holders of Class B participation securities irrevocably waived their preference rights and agreed to a conversion of the 750,000 Class B participation securities into 7,500 registered shares of Credit Suisse AG. On the same date, the Articles of Association of Credit Suisse AG were amended accordingly. The conversion into registered shares became effective with the entry in the Commercial Register of the Canton of Zurich on March 24, 2014.

3
On December 27, 2013, the holders of Class A participation securities irrevocably waived their preference rights and agreed to a conversion of the 750,000 Class A participation securities into 7,500 registered shares of Credit Suisse AG. On the same date, the Articles of Association of Credit Suisse AG were amended accordingly. The waiver of preference rights became effective on December 27, 2013, and conversion into registered shares became effective with the entry in the Commercial Register of the Canton of Zurich on January 16, 2014.

4
The dividend eligible capital equals the total nominal value. As of December 31, 2013, the total nominal value of participation securities was CHF 15,000. On December 27, 2013, the shareholder of Credit Suisse AG amended the Articles of Association to convert the Class A participation securities into registered shares of Credit Suisse AG. The conversion into registered shares was effective January 16, 2014 (see footnote 3).

5 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of Credit Suisse AG.
6
In the case of a conversion of the Group-internal contingent convertible instruments outstanding as of December 31, 2014 and 2013, respectively, an issuance of 8,695,000 registered shares (subject to adjustments) would have been required.

7 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of Credit Suisse AG.
11 Major shareholders and groups of shareholders
end of	2014				2013
	Quantity		Total nominal value in CHF million	Share %	Quantity		Total nominal value in CHF million	Share %
Direct shareholder
Credit Suisse Group AG	4,399,680,200	[1]	4,400	100%	4,399,665,200	[1]	4,400	100%
1 All shares with voting rights.
Indirect shareholders
In a disclosure notification that the Group published on April 6, 2013, Credit Suisse Group AG (Group parent company) was notified that as of February 25, 2013, The Olayan Group, through its registered entity Crescent Holding GmbH, held 88.5 million shares, or 6.7%, of the registered Credit Suisse Group AG shares (Group shares) issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group parent company published on October 31, 2013, the Group parent company was notified that as of October 23, 2013, Qatar Investment Authority, through its registered entity Qatar Holding LLC, held 82.0 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Qatar Investment Authority relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group parent company published on November 9, 2013, the Group parent company was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014.
In a disclosure notification that the Group parent company published on June 19, 2014, the Group parent company was notified that as of June 16, 2014, Norges Bank held 80.0 million shares, or 5.0%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Norges Bank relating to holdings of registered Group shares in 2014.

12 Shareholder’s equity
	2014		2013
Shareholder's equity (CHF million)
Share and participation capital	4,400		4,400
General reserves	6,678		6,644
Reserves from capital contributions	26,619		22,185
General legal reserves	33,297		28,829
Other reserves	610		610
Retained earnings	6,225		5,169
of which carried forward from previous year	5,159		4,986
of which net profit/(loss)	1,066		183
Total shareholder's equity as of January 1	44,532		39,008
Capital contribution	170	[1]	4,468	[2]
Dividend	(10)		(10)
Net profit/(loss)	(3,092)		1,066
Total shareholder's equity as of December 31 (before profit allocation)	41,600		44,532
Share and participation capital	4,400		4,400
General reserves	6,715		6,678
Reserves from capital contributions	26,752	[3]	26,619
General legal reserves	33,467		33,297
Other reserves	610		610
Retained earnings	3,123		6,225
of which carried forward from previous year	6,215		5,159
of which net profit	(3,092)		1,066
Total shareholder's equity as of December 31 (before profit allocation)	41,600		44,532
1
Represents a contribution in kind of 100% participating interests in Credit Suisse Group Finance (U.S.) Inc. and 42% participating interests in Credit Suisse (Luxembourg) S.A. from Credit Suisse Group AG to the Bank parent company.

2 Includes a contribution in kind of preferred shares in Credit Suisse Holdings (USA), Inc. from Credit Suisse Group AG to the Bank parent company in the amount of CHF 3,578 million.
3 Of which CHF 171 million subject to approval by the Swiss Federal Tax Administration.
13 Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2014	2013
Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)
Amounts receivable from affiliated companies	6,717	5,547
Amounts payable to affiliated companies	993	1,846
Loans to members of the Bank parent company's governing bodies	22	65
14 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out on an arm’s length basis.

15 Fire insurance value of tangible fixed assets
end of	2014	2013
Fire insurance value of tangible fixed assets (CHF million)
Real estate	2,457	2,537	[1]
Other fixed assets	228	245
1 Prior period has been corrected.
16 Liabilities for future payments in connection with operating leases
end of	2014	2013
Liabilities for future payments in connection with operating leases (CHF million)
Total	1,923	2,113
17 Fiduciary transactions
end of	2014	2013
Fiduciary transactions (CHF million)
Fiduciary placements with third-party institutions	4,659	5,089
Total fiduciary transactions	4,659	5,089
18 Number of employees
end of	2014	2013
Number of employees (full-time equivalents)
Switzerland	16,100	17,100
Abroad	4,300	4,400
Total number of employees	20,400	21,500
19 Foreign currency translation rates
	End of		Average in
	2014	2013	2014	2013
1 USD / 1 CHF	0.99	0.89	0.91	0.93
1 EUR / 1 CHF	1.20	1.23	1.21	1.23
1 GBP / 1 CHF	1.54	1.47	1.51	1.45
100 JPY / 1 CHF	0.83	0.85	0.86	0.95

20 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of >>>FINMA Circular 2008/7 “Outsourcing banks” those agreements comply with all regulatory requirements with respect to business and banking confidentiality, data protection and customer information. At the Bank, outsourcing of services is in compliance with Circular 2008/7.
21 Risk assessment
> Refer to “Note 39 – Risk assessment” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings and distribution from general reserves
Proposed appropriation of retained earnings
end of	2014
Retained earnings (CHF million)
Retained earnings carried forward	6,215
Net profit/(loss)	(3,092)
Retained earnings available for appropriation	3,123
Cash dividend	(10)
Retained earnings to be carried forward	3,113
Proposed distribution from general reserves
end of	2014
General reserves (CHF million)
Balance before distribution	6,715
Distribution in kind	(100)	[1]
Balance after distribution	6,615
1
Maximum value; to be distributed at the closing of a transaction, but in any event no later than December 31, 2015. The dividend in kind consists primarily of financial assets and financial liabilities.

Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. Certain reclassifications have been made to the prior year’s statistical information to conform to the current presentation. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.
Average balances and interest rates
in	2014			2013			2012
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	298	4	1.34%	348	5	1.44%	432	3	0.69%
Foreign	41,965	186	0.44%	37,570	185	0.49%	57,142	241	0.42%
Interest-bearing deposits with banks
Switzerland	21	0	0.00%	9	0	0.00%	18	0	0.00%
Foreign	1,460	9	0.62%	1,608	2	0.12%	2,336	14	0.60%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	1,165	13	1.12%	1,958	20	1.02%	2,382	33	1.39%
Foreign	167,767	2,305	1.37%	173,651	2,496	1.44%	216,504	2,907	1.34%
Trading assets
Switzerland	1,534	67	4.37%	1,759	106	6.03%	2,740	159	5.80%
Foreign	219,345	9,436	4.30%	229,690	9,951	4.33%	258,069	11,786	4.57%
Investment securities
Switzerland	1,298	12	0.92%	1,730	18	1.04%	2,061	20	0.97%
Foreign	1,757	26	1.48%	1,509	27	1.79%	2,435	45	1.85%
Loans
Switzerland	150,794	2,852	1.89%	148,356	2,808	1.89%	145,061	2,866	1.98%
Foreign	108,039	2,225	2.06%	98,723	2,035	2.06%	93,740	2,025	2.16%
Other interest-earning assets
Switzerland	2,583	38	1.47%	2,091	50	2.39%	2,632	25	0.95%
Foreign	93,201	1,888	2.03%	107,748	1,853	1.72%	114,733	1,966	1.71%
Interest-earning assets	791,227	19,061	2.41%	806,750	19,556	2.42%	900,285	22,090	2.45%
Specific allowance for losses	(4,138)			(3,365)			(3,523)
Non-interest-earning assets	179,566			187,943			228,408
Total assets	966,655			991,328			1,125,170
Percentage of assets attributable to foreign activities	81.13%			81.41%			84.08%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
in	2014			2013			2012
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	1,698	3	0.18%	2,081	5	0.24%	2,655	12	0.45%
Foreign	21,913	96	0.44%	22,948	126	0.55%	33,579	244	0.73%
Deposits of non-banks
Switzerland	169,589	351	0.21%	200,659	369	0.18%	188,414	494	0.26%
Foreign	175,317	595	0.34%	115,327	478	0.41%	112,315	611	0.54%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	2,958	50	1.69%	2,893	51	1.76%	3,433	73	2.13%
Foreign	84,630	993	1.17%	109,583	1,104	1.01%	178,325	1,603	0.90%
Trading liabilities
Switzerland	361	36	9.97%	545	94	17.25%	689	73	10.60%
Foreign	49,631	3,902	7.86%	61,401	4,989	8.13%	78,744	6,760	8.58%
Short-term borrowings
Switzerland	549	0	0.00%	476	0	0.00%	1,188	(3)	-0.25%
Foreign	26,446	119	0.45%	21,005	132	0.63%	21,912	188	0.86%
Long-term debt
Switzerland	24,891	698	2.80%	20,051	371	1.85%	20,058	326	1.63%
Foreign	132,122	2,912	2.20%	123,153	3,491	2.83%	142,842	4,320	3.02%
Other interest-bearing liabilities
Switzerland	1,194	3	0.25%	1,424	1	0.07%	1,245	2	0.16%
Foreign	96,083	269	0.28%	111,583	230	0.21%	111,798	244	0.22%
Interest-bearing liabilities	787,382	10,027	1.27%	793,129	11,441	1.44%	897,197	14,947	1.67%
Non-interest-bearing liabilities	136,421			157,445			193,227
Total liabilities	923,803			950,574			1,090,424
Shareholders' equity	42,852			40,754			34,746
Total liabilities and shareholders' equity	966,655			991,328			1,125,170
Percentage of liabilities attributable to foreign activities	77.30%			75.15%			78.70%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
in	2014		2013		2012
	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	1,845	1.30	2,116	1.50	2,129	1.60
Foreign	7,189	1.00	5,999	0.60	5,014	0.40
Total net	9,034	1.10	8,115	1.00	7,143	0.80

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors. The most significant factor is changes in global interest rates. Additional factors include changes in the geographic and product mix of the Group’s business, and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.
Selected margin information
in	2014	2013	2012
Selected margin information (average rate in %)
Switzerland	1.17	1.35	1.37
Foreign	1.13	0.92	0.67
Net interest margin	1.14	1.01	0.79
The US Federal Reserve set the target range of the federal funds rate from 0.00% to 0.25% throughout 2014.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was 0.0% to 0.25% through 2014 and changed to (0.75)% to 0.25% at the end of December 2014.
The European Central Bank set the fixed rate tenders, which stood at 0.05% at the end of 2014.
The Bank of England set the bank rate at 0.50% in early 2009 and it remained at this level throughout 2014.

Analysis of changes in net interest income
in	2014 vs 2013			2013 vs 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	(1)	0	(1)	(1)	3	2
Foreign	22	(21)	1	(82)	26	(56)
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	0	7	7	(4)	(8)	(12)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(8)	1	(7)	(6)	(7)	(13)
Foreign	(85)	(106)	(191)	(574)	163	(411)
Trading assets
Switzerland	(14)	(25)	(39)	(57)	4	(53)
Foreign	(448)	(67)	(515)	(1,297)	(538)	(1,835)
Investment securities
Switzerland	(4)	(2)	(6)	(3)	1	(2)
Foreign	4	(5)	(1)	(17)	(1)	(18)
Loans
Switzerland	46	(2)	44	65	(123)	(58)
Foreign	192	(2)	190	108	(98)	10
Other interest-earning assets
Switzerland	12	(24)	(12)	(5)	30	25
Foreign	(250)	285	35	(119)	6	(113)
Interest-earning assets
Switzerland	31	(52)	(21)	(7)	(92)	(99)
Foreign	(565)	91	(474)	(1,985)	(450)	(2,435)
Change in interest income	(534)	39	(495)	(1,992)	(542)	(2,534)
Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)
in	2014 vs 2013			2013 vs 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	(1)	(1)	(2)	(3)	(4)	(7)
Foreign	(6)	(24)	(30)	(78)	(40)	(118)
Deposits of non-banks
Switzerland	(56)	38	(18)	32	(157)	(125)
Foreign	246	(129)	117	16	(149)	(133)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	1	(2)	(1)	(12)	(10)	(22)
Foreign	(252)	141	(111)	(619)	120	(499)
Trading liabilities
Switzerland	(32)	(26)	(58)	(15)	36	21
Foreign	(957)	(130)	(1,087)	(1,488)	(283)	(1,771)
Short-term borrowings
Switzerland	0	0	0	2	1	3
Foreign	34	(47)	(13)	(8)	(48)	(56)
Long-term debt
Switzerland	90	237	327	0	45	45
Foreign	254	(833)	(579)	(595)	(234)	(829)
Other interest-bearing liabilities
Switzerland	0	2	2	0	(1)	(1)
Foreign	(33)	72	39	0	(14)	(14)
Interest-bearing liabilities
Switzerland	2	248	250	4	(90)	(86)
Foreign	(714)	(950)	(1,664)	(2,772)	(648)	(3,420)
Change in interest expense	(712)	(702)	(1,414)	(2,768)	(738)	(3,506)
Change in interest income
Switzerland	29	(300)	(271)	(11)	(2)	(13)
Foreign	149	1,041	1,190	787	198	985
Total change in net interest income	178	741	919	776	196	972
Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments
end of	2014	2013	2012
Carrying value of financial investments (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	304	402	483
Debt securities issued by foreign governments	2,066	1,388	1,605
Corporate debt securities	313	606	845
Collateralized debt obligations	0	490	470
Total debt securities	2,683	2,886	3,403
As of December 31, 2014, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2014	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	10	2.86	82	2.07	186	1.29	8	2.00	286	1.58
Debt securities issued by foreign governments	551	3.43	1,449	0.80	20	1.47	0	–	2,020	1.53
Corporate debt securities	313	0.10	0	–	0	–	0	–	313	0.10
Total debt securities	874	2.23	1,531	0.87	206	1.30	8	2.00	2,619	1.36
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio
end of	2014	2013	2012	2011	2010
Loan portfolio (CHF million, except where indicated)
Mortgages	95,201	92,418	89,733	86,514	83,228
Loans collateralized by securities	3,899	3,403	3,935	4,205	4,495
Consumer finance	3,241	4,397	4,502	4,598	4,088
Consumer	102,341	100,218	98,170	95,317	91,811
Real estate	25,440	24,715	23,717	21,971	20,071
Commercial and industrial loans	22,928	21,964	24,505	24,032	21,835
Financial institutions	4,041	4,016	3,718	4,306	4,279
Governments and public institutions	1,017	1,079	1,116	1,111	993
Corporate & institutional	53,426	51,774	53,056	51,420	47,178
Switzerland	155,767	151,992	151,226	146,737	138,989
Mortgages	3,601	2,560	2,139	1,741	1,397
Loans collateralized by securities	35,919	28,162	23,428	22,256	20,057
Consumer finance	1,082	1,541	2,399	2,097	1,620
Consumer	40,602	32,263	27,966	26,094	23,074
Real estate	3,758	2,597	2,084	1,951	1,858
Commercial and industrial loans	52,118	41,370	38,523	36,182	32,889
Financial institutions	18,302	17,824	22,184	22,406	22,001
Governments and public institutions	2,874	1,968	1,221	987	1,080
Corporate & institutional	77,052	63,759	64,012	61,526	57,828
Foreign	117,654	96,022	91,978	87,620	80,902
Gross loans	273,421	248,014	243,204	234,357	219,891
of which held at amortized cost	250,508	228,557	223,204	213,663	201,339
of which held at fair value	22,913	19,457	20,000	20,694	18,552
Net (unearned income)/deferred expenses	(112)	(91)	(59)	(34)	(32)
Allowance for loan losses	(758)	(869)	(922)	(910)	(1,017)
Net loans	272,551	247,054	242,223	233,413	218,842
Percentage of allowance for loan losses [1]	0.3%	0.4%	0.4%	0.4%	0.5%
1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry
end of	2014	2013
Loan portfolio by industry (CHF million)
Banks	3,901	4,232
Other financial services	18,442	17,608
Real estate companies	29,198	27,312
Other services	24,765	20,598
Manufacturing	9,226	9,343
Wholesale and retail trade	9,395	7,999
Construction	2,996	3,293
Transportation	17,433	13,608
Health and social services	2,501	1,814
Hotels and restaurants	1,633	1,253
Agriculture and mining	6,137	4,546
Telecommunications	409	319
Governments, public institutions and non-profit organizations	4,442	3,608
Corporate & institutional	130,478	115,533
Consumer	142,943	132,481
Gross loans	273,421	248,014
Net (unearned income)/deferred expenses	(112)	(91)
Allowance for loan losses	(758)	(869)
Net loans	272,551	247,054

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2014	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	28,371	42,071	23,481	1,278		0		95,201
Loans collateralized by securities	3,145	673	81	0		0		3,899
Consumer finance	1,414	1,763	59	5		0		3,241
Consumer	32,930	44,507	23,621	1,283		0		102,341
Real estate	14,350	6,639	4,266	135		50		25,440
Commercial and industrial loans	14,339	4,109	2,139	134		2,207		22,928
Financial institutions	2,512	393	367	4		765		4,041
Governments and public institutions	628	219	144	18		8		1,017
Corporate & institutional	31,829	11,360	6,916	291		3,030		53,426
Switzerland	64,759	55,867	30,537	1,574		3,030		155,767
Mortgages	1,314	1,975	257	12		43		3,601
Loans collateralized by securities	32,647	2,875	397	0		0		35,919
Consumer finance	816	168	96	2		0		1,082
Consumer	34,777	5,018	750	14		43		40,602
Real estate	1,737	1,664	22	0		335		3,758
Commercial and industrial loans	34,098	11,326	2,437	81		4,176		52,118
Financial institutions	8,983	6,634	1,769	0		916		18,302
Governments and public institutions	563	602	273	0		1,436		2,874
Corporate & institutional	45,381	20,226	4,501	81		6,863		77,052
Foreign	80,158	25,244	5,251	95		6,906		117,654
Gross loans	144,917	81,111	35,788	1,669		9,936		273,421
of which fixed rate	120,887	63,148	33,602	0		3,215		220,852
of which variable rate	24,030	17,963	2,186	1,669		6,721		52,569
Net (unearned income)/deferred expenses								(112)
Allowance for loan losses								(758)
Net loans								272,551
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2014	2013	2012	2011	2010	2014	2013	2014	2013
Non-performing and non-interest-earning loans (CHF million)
Switzerland	389	378	409	427	463	16	18	1	4
Foreign	364	484	450	331	498	27	31	2	5
Non-performing loans [1]	753	862	859	758	961	43	49	3	9
Switzerland	87	109	113	100	143	7	8	0	0
Foreign	192	172	200	162	197	10	11	0	0
Non-interest-earning loans [1]	279	281	313	262	340	17	19	0	0
Total non-performing and non-interest-earning loans	1,032	1,143	1,172	1,020	1,301	60	68	3	9
1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for a definition of these terms.
Potential problem loans
end of	2014	2013	2012	2011	2010
Potential problem loans (CHF million)
Switzerland	98	115	181	323	222
Foreign	89	225	346	357	288
Total potential problem loans	187	340	527	680	510
Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2014	2013	2012	2011	2010	2014	2013	2014	2013
Restructured loans (CHF million)
Switzerland	4	6	0	4	4	0	0	0	0
Foreign	167	0	30	14	48	3	0	1	0
Total restructured loans	171	6	30	18	52	3	0	1	0

Movements in the allowance for loan losses
	2014	2013	2012	2011
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	869	922	910	1,017
Allowances acquired/(deconsolidated)	0	(1)	(18)	0
Changes in scope of consolidation	0	(1)	(18)	0
Switzerland	54	50	87	51
Foreign	91	116	72	90
Net movements recognized in the consolidated statements of operations	145	166	159	141
Mortgages	(2)	(6)	(7)	(10)
Loans collateralized by securities	(5)	(6)	(2)	(4)
Consumer finance	(88)	(96)	(75)	(79)
Consumer	(95)	(108)	(84)	(93)
Real estate	(3)	(5)	(1)	(9)
Commercial and industrial loans	(46)	(45)	(63)	(45)
Financial institutions	0	(1)	(1)	0
Corporate & institutional	(49)	(51)	(65)	(54)
Switzerland	(144)	(159)	(149)	(147)
Mortgages	(2)	(2)	(3)	(4)
Loans collateralized by securities	(2)	(2)	(7)	(15)
Consumer finance	(9)	(10)	(11)	(12)
Consumer	(13)	(14)	(21)	(31)
Real estate	0	0	(1)	0
Commercial and industrial loans	(179)	(103)	(14)	(116)
Financial institutions	(13)	(10)	(10)	(5)
Governments and public institutions	0	0	(6)	0
Corporate & institutional	(192)	(113)	(31)	(121)
Foreign	(205)	(127)	(52)	(152)
Gross write-offs	(349)	(286)	(201)	(299)
Consumer finance	16	23	21	33
Consumer	16	23	21	33
Commercial and industrial loans	2	3	12	3
Corporate & institutional	2	3	12	3
Switzerland	18	26	33	36
Consumer finance	1	1	1	5
Consumer	1	1	1	5
Commercial and industrial loans	18	27	10	0
Financial institutions	4	0	0	0
Corporate & institutional	22	27	10	0
Foreign	23	28	11	5
Recoveries	41	54	44	41
Net write-offs	(308)	(232)	(157)	(258)
Provisions for interest	20	26	29	14
Foreign currency translation impact and other adjustments, net	32	(12)	(1)	(4)
Balance at end of period	758	869	922	910
Average loan balance	258,833	247,079	238,801	225,165
Ratio of net write-offs to average loans	0.12%	0.09%	0.07%	0.11%

Movements in the allowance for loan losses (continued)
2010
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	1,395
Allowances acquired/(deconsolidated)	0
Changes in scope of consolidation	0
Switzerland	(3)
Foreign	(90)
Net movements recognized in the consolidated statements of operations	(93)
Commercial	(64)
Consumer	(90)
Lease financings	(8)
Switzerland	(162)
Commercial	(109)
Consumer	(23)
Foreign	(132)
Gross write-offs	(294)
Commercial	28
Consumer	15
Lease financings	1
Switzerland	44
Commercial	17
Consumer	1
Lease financings	1
Foreign	19
Recoveries	63
Net write-offs	(231)
Provisions for interest	2
Foreign currency translation impact and other adjustments, net	(56)
Balance at end of period	1,017
Average loan balance	227,874
Ratio of net write-offs to average loans	0.10%

Analysis of the allowance for loan losses by Switzerland, foreign and category
end of	2014		2013		2012		2011
	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	44	0.0%	47	0.0%	48	0.0%	54	0.0%
Loans collateralized by securities	2	0.0%	2	0.0%	3	0.0%	11	0.0%
Consumer finance	110	0.0%	122	0.0%	131	0.1%	107	0.0%
Consumer	156	0.1%	171	0.1%	182	0.1%	172	0.1%
Real estate	49	0.0%	60	0.0%	69	0.0%	63	0.0%
Commercial and industrial loans	139	0.1%	166	0.1%	200	0.1%	230	0.1%
Financial institutions	0	0.0%	1	0.0%	2	0.0%	2	0.0%
Corporate & institutional	188	0.1%	227	0.1%	271	0.1%	295	0.1%
Switzerland	344	0.1%	398	0.2%	453	0.2%	467	0.2%
Mortgages	10	0.0%	9	0.0%	12	0.0%	14	0.0%
Loans collateralized by securities	51	0.0%	52	0.0%	50	0.0%	38	0.0%
Consumer finance	34	0.0%	35	0.0%	44	0.0%	65	0.0%
Consumer	95	0.0%	96	0.0%	106	0.0%	117	0.1%
Real estate	5	0.0%	5	0.0%	5	0.0%	8	0.0%
Commercial and industrial loans	224	0.1%	277	0.1%	242	0.1%	215	0.1%
Financial institutions	90	0.0%	93	0.0%	116	0.1%	97	0.0%
Governments and public institutions	0	0.0%	0	0.0%	0	0.0%	6	0.0%
Corporate & institutional	319	0.1%	375	0.2%	363	0.2%	326	0.1%
Foreign	414	0.2%	471	0.2%	469	0.2%	443	0.2%
Total allowance for loan losses	758	0.3%	869	0.4%	922	0.4%	910	0.4%
of which on principal	686	0.3%	778	0.3%	842	0.4%	837	0.4%
of which on interest	72	0.0%	91	0.0%	80	0.0%	73	0.0%
Percentages may not add up due to rounding.

Analysis of the allowance for loan losses by Switzerland, foreign and category (continued)
end of	2010
	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Commercial	348	0.2%
Consumer	178	0.1%
Lease financings	23	0.0%
Switzerland	549	0.3%
Banks	41	0.0%
Commercial	320	0.1%
Consumer	90	0.0%
Public authorities	7	0.0%
Lease financings	10	0.0%
Foreign	468	0.2%
Total allowance for loan losses	1,017	0.5%
of which on principal	905	0.4%
of which on interest	112	0.1%

Gross write-offs of loans by industry
in	2014	2013	2012	2011
Gross write-offs of loans (CHF million)
Banks	0	0	0	5
Other financial services	14	11	11	1
Real estate companies	3	5	2	9
Other services	10	18	15	12
Manufacturing	112	17	30	63
Wholesale and retail trade	9	9	13	25
Construction	0	6	4	11
Transportation	62	57	8	4
Health and social services	1	3	1	0
Hotels and restaurants	0	1	4	3
Agriculture and mining	30	35	0	42
Telecommunications	0	1	1	0
Governments, public institutions and non-profit organizations	0	0	7	0
Corporate & institutional	241	163	96	175
Consumer	108	123	105	124
Total gross write-offs	349	286	201	299
Gross write-offs of loans by industry (continued)
in	2010
Gross write-offs of loans by industry (CHF million)
Financial services	21
Real estate companies	24
Other services	3
Manufacturing	85
Wholesale and retail trade	22
Construction	4
Transportation	5
Health and social services	4
Hotels and restaurants	2
Agriculture and mining	0
Telecommunications	3
Non-profit and international organizations	0
Commercial	173
Consumer	113
Lease financings	8
Total gross write-offs	294

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2014 (CHF million)
United States	5,351	31,255	12,710	49,316	97,090	86,041	232,447
Cayman Islands	975	25,911	0	26,886	0	895	27,781
France	3,722	9,276	5,509	18,507	283	4,994	23,784
Luxembourg	4,370	11,999	3,244	19,613	0	3,342	22,955
United Kingdom	4,440	11,526	228	16,194	0	6,580	22,774
Germany	2,339	8,603	6,154	17,096	0	3,617	20,713
Hong Kong	638	3,072	23	3,733	10,174	880	14,787
The Netherlands	2,361	6,697	1,276	10,334	0	2,224	12,558
Japan	1,791	3,671	1,102	6,564	2,056	3,226	11,846
Italy	358	4,135	5,464	9,957	0	1,286	11,243
Canada	2,656	3,983	635	7,274	1,121	1,943	10,338
Ireland	1,942	6,299	4	8,245	2	1,245	9,492
Brazil	614	2,316	1,192	4,122	4,847	309	9,278
Virgin Islands (Br.)	111	8,011	0	8,122	0	709	8,831
Singapore	397	4,222	81	4,700	1,553	1,050	7,303
South Korea	459	3,713	328	4,500	2,515	142	7,157
India	1,269	4,797	213	6,279	512	84	6,875
2013 (CHF million)
United States	5,373	36,815	9,898	52,086	68,444	67,393	187,923
France	4,048	6,331	6,187	16,566	636	13,992	31,194
Germany	4,226	10,870	8,528	23,624	0	6,213	29,837
United Kingdom	7,181	7,777	280	15,238	0	13,238	28,476
Japan	1,703	5,907	829	8,439	6,908	4,178	19,525
Luxembourg	3,659	11,035	3,545	18,239	0	1,280	19,519
Cayman Islands	627	16,078	0	16,705	0	1,267	17,972
The Netherlands	1,721	5,990	1,580	9,291	0	2,902	12,193
Italy	790	2,783	6,811	10,384	0	1,402	11,786
Canada	3,263	3,268	779	7,310	976	1,790	10,076
Brazil	916	3,143	1,630	5,689	4,035	330	10,054
Hong Kong	510	3,330	1	3,841	4,305	592	8,738
Australia	1,314	1,630	62	3,006	3,675	1,382	8,063
Spain	2,449	2,923	1,002	6,374	341	1,250	7,965
Ireland	1,508	4,581	3	6,092	13	1,423	7,528
Mexico	578	2,445	2,287	5,310	1,382	161	6,853
South Korea	468	3,509	889	4,866	1,465	231	6,562
2012 (CHF million)
United States	11,217	49,107	8,667	68,991	41,925	76,115	187,031
United Kingdom	5,166	5,946	81	11,193	14,198	36,600	61,991
Cayman Islands	310	24,097	0	24,407	0	901	25,308
France	3,734	11,426	2,662	17,822	72	6,875	24,769
Germany	6,541	6,576	6,481	19,598	0	4,135	23,733
Brazil	2,163	3,627	2,660	8,450	7,710	1,685	17,845
Luxembourg	2,150	8,779	1,805	12,734	3,552	624	16,910
Japan	5,764	2,816	1,557	10,137	1,151	4,098	15,386
The Netherlands	2,530	6,844	1,745	11,119	51	2,305	13,475
Italy	1,309	3,427	5,700	10,436	0	1,025	11,461
Hong Kong	626	1,628	1	2,255	6,814	196	9,265
Canada	1,519	3,833	852	6,204	0	1,730	7,934
Singapore	268	1,526	124	1,918	0	5,359	7,277
Russian Federation	1,258	1,579	4,177	7,014	158	47	7,219
Ireland	800	5,165	60	6,025	0	992	7,017
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

Deposits in Switzerland and foreign offices
in	2014			2013			2012
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	5,098	–	–	6,441	–	–	9,344	–	–
Interest-bearing demand	136,970	85	0.1%	137,499	117	0.1%	128,172	160	0.1%
Savings deposits	71,845	257	0.4%	62,067	236	0.4%	58,078	296	0.5%
Time deposits	13,536	61	0.5%	12,490	62	0.5%	13,325	76	0.6%
Switzerland	227,449	403	0.2%	218,497	415	0.2%	208,919	532	0.3%
Non-interest-bearing demand	4,562	–	–	4,723	–	–	4,600	–	–
Interest-bearing demand	29,085	27	0.1%	26,231	30	0.1%	21,713	24	0.1%
Savings deposits	30	0	0.0%	32	0	0.0%	41	0	0.0%
Time deposits	117,051	615	0.5%	102,696	533	0.5%	115,634	797	0.7%
Foreign	150,728	642	0.4%	133,682	563	0.4%	141,988	821	0.6%
Total deposits	378,177	1,045	0.3%	352,179	978	0.3%	350,907	1,353	0.4%
Deposits by foreign depositors in Swiss offices amounted to CHF 73.3 billion, CHF 69.5 billion and CHF 68.2 billion as of December 31, 2014, 2013 and 2012, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2014	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	22,259	22,259
Over 3 through 6 months	–	16,485	16,485
Over 6 through 12 months	–	12,946	12,946
Over 12 months	–	763	763
Certificates of deposit	–	52,453	52,453
3 months or less	9,090	56,765	65,855
Over 3 through 6 months	3,006	5,003	8,009
Over 6 through 12 months	4,655	3,731	8,386
Over 12 months	876	3,914	4,790
Other time deposits	17,627	69,413	87,040
Total time deposits	17,627	121,866	139,493
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2014	2013	2012
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	70,119	94,032	132,721
Maximum amount outstanding at any month-end during the year	92,764	150,092	219,447
Approximate average amount outstanding during the year	87,589	112,475	181,758
Interest expense for the year ended December 31	1,042	1,156	1,677
Approximate weighted-average interest rate during the year	1.2%	1.0%	0.9%
Approximate weighted-average interest rate at year-end	0.6%	0.6%	0.7%
Commercial paper (CHF million)
Outstanding as of December 31	15,567	12,095	10,882
Maximum amount outstanding at any month-end during the year	20,862	16,967	18,144
Approximate average amount outstanding during the year	17,551	14,555	13,876
Interest expense for the year ended December 31	68	52	54
Approximate weighted-average interest rate during the year	0.4%	0.4%	0.4%
Approximate weighted-average interest rate at year-end	0.3%	0.3%	0.3%
Other short-term borrowings (CHF million)
Outstanding as of December 31	10,354	8,097	7,759
Maximum amount outstanding at any month-end during the year	11,448	9,861	9,444
Approximate average amount outstanding during the year	9,444	6,926	9,224
Interest expense for the year ended December 31	51	80	130
Approximate weighted-average interest rate during the year	0.5%	1.2%	1.4%
Approximate weighted-average interest rate at year-end	0.3%	1.2%	1.7%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial paper are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 15 – Investment securities, 17 – Loans, allowance for loan losses and credit quality, 22 – Deposits, 23 – Long-term debt, 30 – Derivatives and hedging activities, 31 – Guarantees and commitments and 33 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.
The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2014, 2013 and 2012, the Bank had short-term borrowings of CHF 25.9 billion, CHF 20.2 billion and CHF 14.8 billion compared to short-term borrowings of CHF 25.9 billion, CHF 20.2 billion and CHF 18.6 billion at the Group, respectively. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2012 was related to the mandatory and contingent convertible securities issued by the Group.
In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2014, the carrying value of the Group’s debt securities was CHF 2.7 billion compared to CHF 2.3 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local governmental entities and foreign governments held by Neue Aargauer Bank, principally for liquidity management purposes.
The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2014, 2013 and 2012, the Bank’s total loans were CHF 255.9 billion, CHF 231.2 billion and CHF 226.8 billion or 93.9%, 93.6% and 93.6% of the Group’s total loans of CHF 272.6 billion, CHF 247.1 billion and CHF 242.2 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2014, December 31, 2013 and December 31, 2012 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss consumer segment.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges – Group
in	2014	2013	2012	2011	2010

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,627	4,096	2,190	3,471	7,477
Income from equity method investments	(244)	(251)	(160)	(138)	(164)
Pre-tax earnings/(loss) from continuing operations	3,383	3,845	2,030	3,333	7,313
Fixed charges:
Interest expense	10,027	11,441	14,947	16,550	18,980
Interest portion of rentals [1]	627	642	645	600	595
Preferred dividend requirements	53	236	231	216	162
Total fixed charges	10,707	12,319	15,823	17,366	19,737
Pre-tax earnings before fixed charges	14,090	16,164	17,853	20,699	27,050
Noncontrolling interests	449	639	336	837	822
Earnings before fixed charges and provision for income taxes	13,641	15,525	17,517	19,862	26,228
Ratio of earnings to fixed charges	1.27	1.26	1.11	1.14	1.33
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
Ratio of earnings to fixed charges – Bank
in	2014	2013	2012	2011	2010

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,961	3,654	1,779	2,664	6,621
Income from equity method investments	(231)	(240)	(144)	(134)	(148)
Pre-tax earnings/(loss) from continuing operations	2,730	3,414	1,635	2,530	6,473
Fixed charges:
Interest expense	9,908	11,307	14,757	16,464	18,875
Interest portion of rentals [1]	618	632	629	580	578
Preferred dividend requirements	53	236	231	216	162
Total fixed charges	10,579	12,175	15,617	17,260	19,615
Pre-tax earnings before fixed charges	13,309	15,589	17,252	19,790	26,088
Noncontrolling interests	445	669	333	901	802
Earnings before fixed charges and provision for income taxes	12,864	14,920	16,919	18,889	25,286
Ratio of earnings to fixed charges	1.22	1.23	1.08	1.09	1.29
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

Other information
Exchange controls
There are no restrictions presently in force under our Articles of Association or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote their securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.
American Depositary Shares
Under Swiss law, holders of >>>American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADS. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADS are issued. For further information relating to our ADS, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADS for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADS in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.
Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the acquisition, ownership and disposition of our shares or ADS (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than the Swiss franc or US dollar.
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
This discussion does not generally address any aspects of US taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Prospective investors are urged to consult their tax advisors regarding the US federal, state and local, Swiss and other tax consequences of acquiring, owning and disposing of Shares.
Swiss taxation
Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including scrip or stock dividends) and taxable income resulting from partial liquidation as referred to below under “Capital gains tax realized on Shares” are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration. The repayment of nominal value of the Shares or repayment of recognized capital contribution reserves (Kapitaleinlagen) is not subject to Swiss withholding tax.
There is no Swiss withholding tax on capital gains realized on shares.
Swiss recipients
Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant Swiss income tax return. Swiss resident legal entities are generally entitled to a full refund for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly book it as revenue in their profit and loss statement.
Non-resident recipients
The recipient of a taxable distribution who is an individual or a legal entity without taxable presence in Switzerland may be entitled to a total or partial refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Reduction at source is not possible. Holders of Shares without taxable presence in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund)

may differ from country to country. Holders of Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sales or other dispositions of Shares and the procedures for claiming a refund of the withholding tax.
Residents of the US
A non-Swiss resident holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities; 82R for regulated investment companies), which may be obtained from any Swiss consulate general in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US and three of them have to be sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.
Income and profit tax on dividends and similar distributions
Individuals
An individual who is a Swiss resident for tax purposes, or who is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in her or his relevant Swiss tax returns. An exemption from income tax applies for private investors with regard to distributions out of recognized capital contribution reserves (Kapitaleinlagen). Certain cantons might grant a reduced taxation if the investment stake exceeds certain limits (Teilsatz-/Teilbesteuerungsverfahren).
Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include taxable distributions (including capital repayments or distributions out of capital contribution reserves) received on the Shares in their income subject to Swiss corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to taxable distributions (Beteiligungsabzug).
Non-resident recipients
Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income tax in respect of such distributions.
Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value and the distributed capital contribution, if any, of the shares and their repurchase price qualifies as taxable income to Swiss resident individuals holding Shares as part of their private property. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets (including security trading professionals for income tax purposes), or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.
Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss corporate income tax.
Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income tax on gains realized upon the disposal of the Shares.
Net worth and capital taxes
Individuals
Individuals who are Swiss residents for tax purposes or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal net worth taxes.
Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal capital tax. In some cantons profit tax credits might be available for offsetting with the annual cantonal and communal capital tax. In some cantons benefit from relief from taxation with respect to qualifying share holdings might be available under certain circumstances.
Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.
Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act. Neither newly issued shares distributed by way of a stock or scrip dividend nor shares repurchased for capital reduction are subject to the Swiss securities transfer duty. Other exemptions might apply depending on the nature of the transaction and the tax status of the counterparties involved. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SIX Swiss Exchange (SIX) may be subject to a minor SIX levy on the sale proceeds (this levy also includes the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) surcharge).
Final foreign withholding taxes
On January 1, 2013, bilateral tax agreements between Switzerland and the United Kingdom and between Switzerland and Austria entered into force. The agreements, among other things, require a Swiss paying agent to levy a non-refundable (final) tax or in some cases on account at specified rates in respect of an individual resident in the United Kingdom or in Austria, as applicable, on interest, dividends or capital gain paid, or credited to an account, relating to the Shares. The final withholding tax substitutes the United Kingdom or Austrian income tax, as applicable, on such interest, dividends or capital gain. Such a person may, however, opt for voluntary disclosure of the interest, dividends or capital gain to the tax authority of his or her country of residency rather than be subject to the final withholding tax specified in the agreements.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2013 or 2014 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2015 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.
In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into US dollars at the “spot rate” of exchange on the date of receipt. The tax basis of Swiss francs received by the US Holder generally will equal the US dollar equivalent of such Swiss francs, translated at the spot rate of exchange on the date such Swiss franc dividends are received. Upon a subsequent exchange of such Swiss francs for US dollars, or upon the use of such Swiss francs to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the Swiss francs and the US dollars received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the US dollar value of the refund differs from the US dollar equivalent of the amount on the date of receipt of the underlying dividend.

Non-US Holders
Dividends paid to a Non-US Holder in respect of Shares will generally not be subject to US federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the US by such Non-US Holder.
Capital gains tax upon disposal of shares
US Holders
A gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as a capital gain or loss in an amount equal to the difference between the US Holder’s basis in Shares and the amount realized on the disposition. Such gain or loss will generally be a long-term capital gain or loss if the US Holder holds the Shares for more than one year. A long-term capital gain realized by a US Holder that is an individual generally is subject to taxation at reduced rates.
Non-US Holders
A Non-US Holder will generally not be subject to US federal income tax in respect of gains realized on a sale or other disposition of Shares unless the gain is effectively connected with a trade or business of the Non-US Holder in the US.
Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the IR Code and may be subject to backup withholding unless the holder: (i) establishes that it is a corporation or other exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed US Internal Revenue Service (IRS) Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.
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
Trading in our own shares
The Group buys and sells its own shares and >>>derivatives on its own shares within its normal trading and market-making activities mainly through its Swiss broker-dealer operations. In the Swiss market, the Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.
The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to >>>FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Stock Exchanges and Securities Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
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
> Refer to “Share repurchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ equity and share metrics for further information on trading in the Group’s shares and shares repurchases.

Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]
2015 (through March 13)	8,520,343		25.3		18.8		1,665,704		25.2		21.0
March (through March 13)	7,500,963		25.3		23.0		1,574,258		25.1		23.5
February	7,078,310		23.9		19.7		1,459,659		25.2		21.4
January	10,472,067		24.4		18.8		1,907,169		25.0		21.0
2014	5,018,235		30.1		23.8		973,398		33.2		24.8
Fourth quarter	5,271,484		26.7		23.8		1,195,925		28.1		24.8
December	4,867,118		26.3		24.2		928,211		26.9		24.8
November	4,538,547		26.1		24.8		725,262		27.2		25.7
October	6,242,861		26.7		23.8		1,840,807		28.1		25.2
Third quarter	4,918,853		26.5		24.2		822,820		29.3		26.4
Second quarter	4,923,513		29.5		25.3		948,432		32.8		28.3
First quarter	4,960,842		30.1		26.6		923,695		33.2		29.3
2013	5,532,934		30.3		22.9		1,353,861		33.8		24.6
Fourth quarter	5,186,051		30.3		25.9		984,774		33.8		28.4
Third quarter	4,289,980		29.0		25.0		961,438		31.7		26.6
Second quarter	6,459,594		29.3		23.8		1,537,847		30.3		25.3
First quarter	6,283,303		26.8		22.9		1,969,886		29.5		24.6
2012	6,955,208		27.2		16.0		2,347,395		29.7		16.2
2011	7,145,763		45.0		19.7		2,027,558		47.6		21.2
2010	7,140,826		56.4		37.0		1,251,186		54.6		36.5
1 Closing prices for one share and average daily trading volume (SIX).
2 Closing prices of ADS and average daily trading volume (NYSE).
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2014, we maintained 479 offices and branches worldwide, of which approximately 66% were located in Switzerland.
As of the end of 2014, approximately 29% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 61% of which expire after 2019. The book value of the ten largest owned properties was approximately CHF 1.0 billion as of the end of 2014. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2014, the total amount of indebtedness secured by these facilities was not material to us.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	End of	Average in	[1]	High	Low
Exchange rate information - 5 years
2014	1.0066	1.0942		1.1478	1.0066
2013	1.1231	1.0813		1.1292	1.0190
2012	1.0923	1.0713		1.1174	1.0043
2011	1.0668	1.1398		1.3706	1.0251
2010	1.0673	0.9628		1.0673	0.8610
1 The average of the noon buying rates on the last business day of each month during the relevant period.
Month	High	Low
Exchange rate information - 6 months
March 2015 (through March 13)	1.0468	0.9927
February 2015	1.0837	1.0482
January 2015	1.1781	0.9809
December 2014	1.0412	1.0066
November 2014	1.0447	1.0307
October 2014	1.0610	1.0341
September 2014	1.0886	1.0467

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2014		2013	2012	2011	2010
Condensed consolidated statements of operations (CHF million)
Net revenues	26,242		25,856	23,611	25,891	31,084
Provision for credit losses	186		167	170	187	(79)
Total operating expenses	22,429		21,593	21,251	22,233	23,686
Income from continuing operations before taxes and extraordinary items	3,627		4,096	2,190	3,471	7,477
Income tax expense	1,405		1,276	465	656	1,525
Income from continuing operations before extraordinary items	2,222		2,820	1,725	2,815	5,952
Income/(loss) from discontinued operations, net of tax	102		145	(40)	(25)	(32)
Net income	2,324		2,965	1,685	2,790	5,920
Less net income attributable to noncontrolling interests	449		639	336	837	822
Net income/(loss) attributable to shareholders	1,875		2,326	1,349	1,953	5,098
of which from continuing operations	1,773		2,181	1,389	1,978	5,130
of which from discontinued operations	102		145	(40)	(25)	(32)
Earnings per share (CHF)
Basic earnings per share from continuing operations	1.02		1.14	0.82	1.34	3.80
Basic earnings per share	1.08		1.22	0.79	1.32	3.78
Diluted earnings per share from continuing operations	1.01		1.14	0.82	1.34	3.79
Diluted earnings per share	1.07		1.22	0.79	1.32	3.77
Consolidated balance sheet (CHF million)
Total assets	921,462		872,806	924,280	1,049,165	1,032,005
Share capital	64		64	53	49	47
Shareholders' equity	43,959		42,164	35,498	33,674	33,282
Shares outstanding (million)
Shares outstanding	1,599.5		1,590.9	1,293.8	1,220.3	1,173.9
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	0.75	0.75	1.30
Ratios (%)
Return on assets [2]	0.2		0.3	0.1	0.3	0.6
Return on equity attributable to shareholders	4.4		5.7	3.9	6.0	14.4
Dividend payout ratio	64.8	[1]	57.4	94.9	56.8	34.4
Equity to asset ratio	4.8		4.8	3.8	3.2	3.2
1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2015; to be paid out of reserves from capital contributions.
2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2014	2013	2012	2011	2010
Average economic risk capital (CHF million)
Private Banking & Wealth Management	9,551	9,792	10,209	10,062	10,018
Investment Banking	20,605	19,298	19,357	19,550	19,981
Credit Suisse	32,272	31,330	31,989	31,366	31,247
Pre-tax return on average economic risk capital (%)
Private Banking & Wealth Management	22.4	33.7	37.6	30.1	42.0
Investment Banking	9.4	9.4	11.0	(2.5)	18.6
Credit Suisse	11.7	13.6	7.5	11.6	24.5
Selected information – Bank
in / end of	2014	2013	2012	2011	2010
Condensed consolidated statements of operations (CHF million)
Net revenues	25,589	25,314	22,976	25,006	30,327
Provision for credit losses	125	93	88	123	(121)
Total operating expenses	22,503	21,567	21,109	22,219	23,827
Income from continuing operations before taxes and extraordinary items	2,961	3,654	1,779	2,664	6,621
Income tax expense	1,299	1,170	365	508	1,321
Income from continuing operations before extraordinary items	1,662	2,484	1,414	2,156	5,300
Income/(loss) from discontinued operations, net of tax	102	145	(40)	(25)	(32)
Net income	1,764	2,629	1,374	2,131	5,268
Less net income attributable to noncontrolling interests	445	669	333	901	802
Net income/(loss) attributable to shareholders	1,319	1,960	1,041	1,230	4,466
of which from continuing operations	1,217	1,815	1,081	1,255	4,498
of which from discontinued operations	102	145	(40)	(25)	(32)
Consolidated balance sheet (CHF million)
Total assets	904,849	854,429	907,436	1,034,784	1,019,589
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	42,895	39,467	34,704	30,386	30,649
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	44.0	44.0	44.0

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADR	American Depositary Receipts
ADS	American Depositary Shares
AES®	Advanced execution services
AGM	Annual general meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AMF	Asset Management Finance LLC
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
APP	Adjustable Performance Plan
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBA	Bachelor of Business Administration
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	basis points
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFIG	Customized Fund Investment Group
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CoE	Centers of excellence
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CVA	Credit valuation adjustment
D
DOJ	United States Department of Justice
DVA	Debit valuation adjustment
E
EAD	Exposure at default
EBITDA	Earnings before taxes, depreciation and amortization
EC	European Commission
ECB	European Central Bank
EGM	Extraordinary shareholders' meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FHFA	Federal Housing Finance Agency
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FVA	Funding valuation adjustments
G
GAAP	Generally accepted accounting principles
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
H
HNWI	High-net-worth individuals
I
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit
IT	Information technology
J
JD	Juris Doctor

K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MACCS	Mandatory and contingent convertible securities
MBA	Master of Business Administration
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAV	Net asset value
NCFE	National Century Financial Enterprises, Inc.
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCC	Office of the Comptroller of the Currency
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RMC	Risk Management Committee
RNIV	Risk not in VaR
ROE	Return on equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and Resolution Plan
RRSC	Reputational Risk & Sustainability Committee
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SISU	Scaled Incentive Share Unit
SIX	SIX Swiss Exchange
SME	Small and medium size enterprises
SNB	Swiss National Bank
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-Risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An American depositary receipt is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III is January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment (DVA)	The DVA represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected exposure in the event of a default. Off-balance sheet exposures are converted into expected EADs through the application of a credit conversion factor which is modeled using internal data.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services.
Funding valuation adjustments (FVA)	Funding valuation adjustments are a valuation methodology that accounts for the funding costs of uncollateralized derivatives at their present value rather than accruing for these costs over the life of the transaction.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G10	The G10 is a group of eleven countries that have agreed to make resources available to the International Monetary Fund and includes Belgium, Canada, France, Italy, Japan, the Netherlands, the UK, US, Germany, Sweden and Switzerland.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) plus the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
"Too Big to Fail"	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	Total loss-absorbing capacity (TLAC) ensures that Global Systemically Important Banks (G-SIBs) have the loss absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data
in / end of	2014		2013		2012
Share price (common shares, CHF)
Average	26.52		26.74		21.23
Minimum	23.77		22.90		16.01
Maximum	30.08		30.29		27.20
End of period	25.08		27.27		22.26
Share price (American Depositary Shares, USD)
Average	28.98		28.85		22.70
Minimum	24.84		24.56		16.20
Maximum	33.19		33.84		29.69
End of period	25.08		30.84		24.56
Market capitalization
Market capitalization (CHF million)	40,308		43,526		29,402
Market capitalization (USD million)	40,308		49,224		32,440
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	[2]	0.75	[2,3]
1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2015; to be paid out of reserves from capital contributions.
2 Paid out of reserves from capital contributions.
3 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of March 19, 2015	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	BBB+	A
Outlook	Review for possible downgrade	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Review for possible downgrade	Negative	Stable
Foreign currency translation rates
	End of			Average in
	2014	2013	2012	2014	2013	2012
1 USD / 1 CHF	0.99	0.89	0.92	0.91	0.93	0.93
1 EUR / 1 CHF	1.20	1.23	1.21	1.21	1.23	1.20
1 GBP / 1 CHF	1.54	1.47	1.48	1.51	1.45	1.48
100 JPY / 1 CHF	0.83	0.85	1.06	0.86	0.95	1.17

Financial calendar and contacts
Financial calendar
First quarter results 2015	Tuesday, April 21, 2015
Annual General Meeting	Friday, April 24, 2015
Second quarter results 2015	Tuesday, July 21, 2015
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPA
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-mail	roman.schaerer.2@credit-suisse.com

Main offices
Switzerland
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55
Europe, Middle East and Africa
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 7888 8888
Fax +44 20 7888 1600
Americas
Credit Suisse
Eleven Madison Avenue
New York, NY 10010
United States
Tel. +1 212 325 2000
Fax +1 212 325 6665
Credit Suisse
Rua Leopoldo Couto de Magalhães Jr.
São Paulo 04542-000
Brazil
Tel. +55 11 3701 6000
Fax +55 11 3701 6900
Asia Pacific
Credit Suisse
International Commerce Centre
One Austin Road West
Kowloon
Hong Kong
Tel. +852 2101 6000
Fax +852 2101 7990
Credit Suisse
One Raffles Link
#05-02
Singapore 039393
Singapore
Tel. +65 6212 6000
Fax +65 6212 6200
Credit Suisse
Izumi Garden Tower
6-1, Roppongi 1-Chome
Minato-ku
Tokyo, 106-6024
Japan
Tel. +81 3 4550 9000
Fax +81 3 4550 9800

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
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
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
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
– the adverse resolution of litigation, regulatory proceedings, and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in I – Information on the company – Risk factors.

Photography (cover): Luxwerk
Photography (content): Alberto Venzago
Production: Management Digital Data AG
Printer: Neidhart + Schön AG
Paper (cover): MultiArt Silk, half-matt coated, FSC-Mix, 350g/m2 Paper (content): Superset Snow Offset, matt, FSC-Mix, 100g/m2

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5511254 English