Form 20-F
period 2015-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2016-03-24
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 24, 2016
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.
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
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020	NYSE Arca
Credit Suisse X-Links Cushing® MLP Infrastructure ETNs due April 20, 2020	NYSE Arca
Credit Suisse X-Links Merger Arbitrage ETNs due October 6, 2020	NYSE Arca
VelocityShares™ Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Inverse Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse X-Links Gold Shares Covered Call ETNs due February 2, 2033	The Nasdaq Stock Market
Credit Suisse X-Links Silver Shares Covered Call ETNs due April 21, 2033	The Nasdaq Stock Market
Credit Suisse X-Links Commodity Rotation ETNs due June 15, 2033	NYSE Arca
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due September 10, 2018 Linked to the STOXX Europe 50® USD (Gross Return) Index	NYSE Arca
Credit Suisse FI Enhanced Big Cap Growth Exchange Traded Notes (ETNs) due October 22, 2018 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes (ETNs) due June 13, 2019 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse S&P MLP Index Exchange Traded Notes (ETNs) due December 4, 2034 Linked to the S&P MLP Index	NYSE Arca
Credit Suisse X-Links Multi-Asset High Income Exchange Traded Notes (ETNs) due September 28, 2035	NYSE Arca
Credit Suisse X-Links WTI Crude Oil Index ETNs due February 8, 2036	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2015: 1,951,469,020 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Explanatory note
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2015, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group and, we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2015.
Sources
Throughout this Form 20-F and the attached Annual Report 2015, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2015.
Explanatory note
For the avoidance of doubt, the information appearing on pages 4 to 10 and A-4 to A-12 of the attached Annual Report 2015 is not included in Credit Suisse and the Bank’s Form 20-F for the fiscal year ended December 31, 2015.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on pages A-2 to A-3 and – Bank on page A-3 of the attached Annual Report 2015. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 570 of the attached Annual Report 2015.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 40 to 48 of the attached Annual Report 2015.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12 and –Strategy on pages 13 to 17, IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company details on page 186 and Appendix – Financial calendar and contacts on page A-12 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events, Note 4 – Discontinued operations and Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 270 to 275 of the attached Annual Report 2015 and, for the Bank, please see Note 3 – Business developments and subsequent events, Note 4 – Discontinued operations and Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 429 to 432 of the attached Annual Report 2015.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 18 to 24 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 273 to 275 of the attached Annual Report 2015 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 431 to 432 of the attached Annual Report 2015.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12, – Strategy on pages 13 to 17 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on pages 62 to 63 of the attached Annual Report 2015. For a list of Credit Suisse’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 383 to 385 of the attached Annual Report 2015 and, for a list of the Bank’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 502 to 504 of the attached Annual Report 2015.
20-F/7

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 570 of the attached Annual Report 2015.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 548 to 564 of the attached Annual Report 2015. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results – Credit risk review – Loans and irrevocable loan commitments on page 169 of the attached Annual Report 2015. For Credit Suisse, please see Appendix – Selected five-year information – Group on page A-2 of the attached Annual Report 2015.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
As stated in our Form 20-F for the year ended December 31, 2014, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates. Credit Suisse AG loaned funds under these credit facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism. Our participation in these credit facilities was legal under applicable law. The Iranian parties involved in certain of these credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government-controlled entities). These credit facilities are supported by a guarantee of the Iranian Ministry of Economic Affairs and Finance and export financing insurance provided by European export credit agencies.
Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 1.1 million in interest income in 2015 on these credit facilities and believes that it has not earned any related net profit over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2015, Credit Suisse AG received insurance payments totaling CHF 2.4 million from the Swiss governmental export credit agency and payments totaling CHF 5.4 million from financial institutions acting as agents of lending syndicates, both in partial payment under certain of these credit facilities. As of December 31, 2015, approximately CHF 2.1 million was owed to Credit Suisse AG under these credit facilities which is not covered by the European export credit agency guarantees, out of a total amount of approximately CHF 36.4 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these credit facilities pursuant to its contractual rights and applicable law, and will continue to cooperate with the European export credit agencies.
During 2015, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
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
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 49 to 104 of the attached Annual Report 2015. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 25 to 39 of the attached Annual Report 2015 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ equity and share metrics – Foreign exchange exposure and interest rate management on page 135 of the attached Annual Report 2015.
20-F/8

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 106 to 135 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 25 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 296 to 297 and Note 37 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 372 of the attached Annual Report 2015 and, for the Bank, please see Note 24 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 449 to 450 and Note 36 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 500 of the attached Annual Report 2015.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 18 to 24 of the attached Annual Report 2015.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 179 to 182 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 32 – Derivatives and hedging activities, Note 33 – Guarantees and commitments and Note 34 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 325 to 344 of the attached Annual Report 2015 and, for the Bank, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments, Note 33 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 469 to 481, and Note 13 – Derivative financial instruments in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 533 to 535 of the attached Annual Report 2015.
F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 182 of the attached Annual Report 2015.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 192 to 212 of the attached Annual Report 2015.
B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 217 to 248 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 278, Note 29 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 308 to 313, Note 31 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 316 to 324, Note 6 – Personnel expenses in VI – Parent company financial statements – Credit Suisse Group on page 406 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees in VI – Parent company financial statements – Credit Suisse Group on pages 413 to 414 of the attached Annual Report 2015. For the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 434, Note 28 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 458 to 460, Note 30 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 462 to 468, Note 6 – Personnel expenses in VIII – Parent company financial statements – Credit Suisse (Bank) on page 527, Note 17 – Pension plans in VIII – Parent company financial statements – Credit Suisse (Bank) on page 537 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 541 to 542 of the attached Annual Report 2015.
20-F/9

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 184 to 216 of the attached Annual Report 2015.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Employee relations on page 216 of the attached Annual Report 2015. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees on page 55 of the attached Annual Report 2015.
E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 217 to 248 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 29 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 308 to 313, and Note 23 –Shareholdings of the Board of Directors, Executive Board and employees in VI – Parent company financial statements – Credit Suisse Group on pages 413 to 414 of the attached Annual Report 2015. For the Bank, please see Note 28 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 458 to 460, and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 541 to 542 of the attached Annual Report 2015.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 187 to 191 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 270 to 271, Note 17 – Credit Suisse Group shares held by subsidiaries in VI – Parent company financial statements – Credit Suisse Group on page 410, Note 18 – Purchases and sale of treasury shares held by Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group on page 411 and Note 19 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 411 of the attached Annual Report 2015. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly-owned subsidiary of Credit Suisse. See Note 22 – Significant shareholders and groups of shareholders in VIII – Parent company financial statements – Credit Suisse (Bank) on page 540 of the attached Annual Report 2015.
B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 217 to 248 and – Corporate Governance – Banking relationships with Board and Executive Board Members and related party transactions on page 213 of the attached Annual Report 2015. In addition, for Credit Suisse, please see Note 30 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 314 to 315 and Note 21 – Related parties in VI – Parent company financial statements – Credit Suisse Group on page 412 of the attached Annual Report 2015. For the Bank, please see Note 29 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on page 461 and Note 24 – Amounts receivable from and amounts payable to related parties in VIII – Parent company financial statements – Credit Suisse (Bank) on page 543 of the attached Annual Report 2015.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 375 to 382 of the attached Annual Report 2015. For a description of the Bank’s legal and arbitration proceedings, please see Note 38 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 501 of the attached Annual Report 2015.
20-F/10

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Dividends and dividend policy on page 135 of the attached Annual Report 2015.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on page 569 of the attached Annual Report 2015. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 184 to 196 of the attached Annual Report 2015. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 565 of the attached Annual Report 2015. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 565 of the attached Annual Report 2015.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 565 to 568 of the attached Annual Report 2015. The Bank does not have any public shareholders.
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
20-F/11

In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 399 to 416 of the attached Annual Report 2015 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 507 to 546 of the attached Annual Report 2015 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 40 to 48 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 136 to 178 of the attached Annual Report 2015.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – Fees and charges for holders of ADS on page 216 of the attached Annual Report 2015. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 397 to 398 of the attached Annual Report 2015. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 505 to 506 of the attached Annual Report 2015.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 197 to 198 of the attached Annual Report 2015.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on pages 184 to 186 of the attached Annual Report 2015.
20-F/12

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Audit on page 214 of the attached Annual Report 2015.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Share repurchases on page 134 of the attached Annual Report 2015. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Complying with rules and regulations on page 215 of the attached Annual Report 2015. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 249 to 398 of the attached Annual Report 2015 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 417 to 506 of the attached Annual Report 2015 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of December 2, 2015.
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015).
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of June 19, 2014 (incorporated by reference to Exhibit 1.3 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015).
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
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 564 of the attached Annual Report 2015 and incorporated by reference herein.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 40 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 383 to 385, and significant subsidiaries of the Bank are set forth in Note 39 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 502 to 504 in the attached Annual Report 2015 and incorporated by reference herein.
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
                           CREDIT SUISSE GROUP AG
                           (Registrant)
                           Date: March 24, 2016
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 24, 2016
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
20-F/15

Key metrics
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(2,944)	1,875	2,326	–	(19)
of which from continuing operations	(2,944)	1,773	2,181	–	(19)
Basic earnings/(loss) per share from continuing operations (CHF)	(1.73)	0.99	1.10	–	(10)
Diluted earnings/(loss) per share from continuing operations (CHF)	(1.73)	0.98	1.10	–	(11)
Return on equity attributable to shareholders (%)	(6.8)	4.4	5.7	–	–
Effective tax rate (%)	(21.6)	38.7	31.2	–	–
Core Results (CHF million, except where indicated)
Net revenues	23,384	25,074	24,226	(7)	4
Provision for credit losses	192	153	90	25	70
Total operating expenses	23,104	17,721	17,482	30	1
Income before taxes	88	7,200	6,654	(99)	8
Cost/income ratio (%)	98.8	70.7	72.2	–	–
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,214.1	1,368.7	1,248.6	(11.3)	9.6
Net new assets from continuing operations	46.9	29.9	35.0	56.9	(14.6)
Balance sheet statistics (CHF million)
Total assets	820,805	921,462	872,806	(11)	6
Net loans	272,995	272,551	247,054	0	10
Total shareholders' equity	44,382	43,959	42,164	1	4
Tangible shareholders' equity	39,378	35,066	33,955	12	3
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	294,950	291,410	273,846	1	6
CET1 ratio (%)	14.3	14.9	15.7	–	–
Look-through CET1 ratio (%)	11.4	10.1	10.0	–	–
Look-through CET1 leverage ratio (%)	3.3	2.5	–	–	–
Look-through Tier 1 leverage ratio (%)	4.5	3.5	–	–	–
Share information
Shares outstanding (million)	1,951.5	1,599.5	1,590.9	22	1
of which common shares issued	1,957.4	1,607.2	1,596.1	22	1
of which treasury shares	(5.9)	(7.7)	(5.2)	(23)	48
Book value per share (CHF)	22.74	27.48	26.50	(17)	4
Tangible book value per share (CHF)	20.18	21.92	21.34	(8)	3
Market capitalization (CHF million)	42,456	40,308	43,526	5	(7)
Dividend per share	0.70	0.70	0.70	–	–
Number of employees (full-time equivalents)
Number of employees	48,200	45,800	46,000	5	0
See relevant tables for additional information on these metrics.

Credit Suisse Annual Reporting Suite

## Annual Report

The Annual Report is a detailed presentation of Credit Suisse Group's company structure, corporate governance, compensation practices and treasury and risk management framework, and it includes a review of Credit Suisse Group's operating and financial results accompanied by its annual financial statements.

credit-suisse.com/ar

CREDIT SUISSE
Annual Report 2015
15

## Corporate Responsibility Report

The Corporate Responsibility Report describes how Credit Suisse Group assumes its various responsibilities as a bank towards society and the environment. This publication is complemented by the Responsibility Chronicle, which adds a multimedia dimension to our reporting.

credit-suisse.com/crr

Corporate Responsibility Report 2015
15

Responsibility Chronicle

## Company Profile

The Company Profile contains a summary of Credit Suisse Group's new strategic direction and organization structure.

credit-suisse.com/cp

Company Profile 2015
15

Annual Report 2015
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

Annual Report 2015
Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors
Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
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
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings
Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Interview with the Chairman and the Chief Executive Officer
In relation to the 2015 results, there have been several unfavorable reactions from the markets and analysts. What is your view of the current sentiment towards Credit Suisse and its annual results?
Tidjane Thiam: I believe one should not get sidetracked by immediate market reactions. There is no point denying it: the fourth quarter was a significant disappointment. Some of the losses incurred in our investment bank surprised investors as they came from activities that were not consistent with our new strategy. The losses and the impact on the capital position as well as the goodwill write-down in the fourth quarter made market participants nervous, especially in the context of a decline in the price of oil, worries about growth in China and the asynchronous nature of central bank policies. We have been explained on the difficulties encountered and what we are doing to address them and this is increasingly better understood by the market. Beyond these issues, it is important to measure the progress made by looking at our underlying business performance. Between now and 2018, the bank’s restructuring will make the analysis of our performance more complex. We have therefore introduced a definition of adjusted results, which by correcting for the most visible impacts of the restructuring, will make it easier to monitor our progress on the implementation of our new strategy. Our adjusted results in the last quarter of 2015 contained some encouraging trends despite volatile market conditions. The performance of the Asia Pacific division in particular highlighted the growth potential in the region and our strong market position. In addition, net new asset generation was strong for both Asia Pacific and the Swiss Universal Bank, and we continued to increase our mandates penetration in all three geographical divisions. One of the direct outcomes of the changes we have made is the fact that Credit Suisse as of the end of 2015 has a stronger look-through CET1 capital position than before.
You mention the Group’s capital level, which is deemed insufficient by some observers and thus remains a target for criticism. How strong is Credit Suisse’s capital base?
Thiam: In fact, with 11.4% at the end of 2015, we now have the strongest look-through CET1 ratio that Credit Suisse has ever had. I feel that needs to be said again. We are also strong in terms of liquidity. While internationally we may not be on the absolute top of the rankings, we are without any doubt well capitalized. With a strengthened balance sheet, I am confident that we can deliver on our commitments. Our capital allocation process going forward will ensure that we focus on businesses that offer the best risk-adjusted returns, particularly in our three geographically focused divisions.
Urs Rohner: Moreover, we continue to further strengthen our capital base. We aim to operate the bank at a look-through CET1 capital ratio between 11-12% during 2016, while managing through the changes to our strategy. We are targeting a look-through CET1 capital ratio of approximately 13% and a Tier 1 leverage ratio between 5% and 6% with a look-through CET1 component of 3.5% to 4% by the end of 2018. Building up a strong capital base is the right choice from the business perspective. I also believe that capital will remain a key regulatory topic. Therefore, we will remain very much focused on growing in the right businesses, which are capital accretive and which generate the necessary returns under the ever stricter regulatory capital requirements.
The goodwill impairment of CHF 3.8 billion in the investment banking businesses was subject to significant attention. Notably, the decision was considered long overdue – would you agree?
Rohner: The goodwill impairment charge, mostly related to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000, needed to be taken in the fourth quarter of 2015 as a direct consequence of the implementation of our new strategy and organizational structure. This resulted in changes to the former Investment Banking division, leading to a reassessment of certain assets and consequential goodwill impairment charge. Since the DLJ acquisition, the goodwill impairment test was conducted annually and verified by external experts. The rules are clear: as long as the goodwill is covered under the applicable methodology, no impairment charge is to be booked. Once this is no longer applicable, however, such charge must be booked, as was the case in 2015.
In October of last year, you have introduced the new strategy for the Group. Is the execution on schedule and can the ambitious timeline be met?
Thiam: We have made a good start in implementing the strategy we presented in October 2015. Before year-end, the important milestone of the capital raise was completed. Our capital ratios have been strengthened, allowing us to start implementing important restructuring measures, which consume capital. The new structure, which impacted all of our almost 50,000 staff, was fully in place by end-2015. In parallel, we have been strengthening the Group’s control functions and making substantial investments in our risk management and control capabilities. The process of right-sizing our investment banking activities is well under way and have further been accelerated in Global Markets, reflecting the persistently challenging market environment. We have already exited many activities. Our look-through CET1 capital position as of end-2015 is the strongest it has ever been and we are implementing the announced changes with determination. Once completed, this comprehensive change program will position us well to deliver profitable growth and returns for our shareholders in 2018 and beyond.
In this new strategy, is Credit Suisse predominantly implementing actions that other banks have taken already? How can Credit Suisse differentiate itself from its peers?
Rohner: The strategy is tailored to Credit Suisse and reflects three important elements: the Group’s cultural and historical heritage, its strengths as an integrated bank and current external demands, such as key regulatory and market developments. In terms of regulation and markets, we face similar conditions as our peers but in other regards, our strategy is unique. Accordingly, our Swiss roots as a “Bank for Entrepreneurs” remain at the core of our strategy. That combines with our global presence and ultimately, our unique capability to provide both private banking and investment banking services to our clients. This offering is absolutely crucial for our differentiation in the highly competitive ultra-high-net-worth individual client segment.
In the course of this year, which are the most important steps in the execution of your new strategy?
Thiam: We will continue to restructure the bank to ensure that we can react to the changing market environment. In light of the challenging environment in the first few months of 2016, we have accelerated the right-sizing of our investment banking activities, particularly in the Global Markets

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

division. These efforts aim at improving our ability to serve our clients and generate over time compliant, well controlled, profitable growth. We will continue to focus on growing our wealth management business and on the reduction of our investment banking activities so that they consume less capital, generate more stable earnings and better support the development of our wealth management offering. Our strategy is focused on deploying all of our capabilities and expertise to best service our clients. We will continue to implement it with determination.
You often mention innovation. Which areas does Credit Suisse prioritize in terms of innovation and how will your clients benefit from the innovative process?
Rohner: Credit Suisse was one of the first banks to introduce an innovation-focused think-tank as early as in 2012. We have launched Digital Private Banking in 2013 and now continue to roll out its various offerings to our clients across different markets. As in any innovation process, clients are the ultimate beneficiaries, as service quality improves and prices tend to decline. Particularly in banking, clients today receive a much broader online and mobile offering and a more powerful advisory support which uses intelligent computing and big data. Ultimately, digitization allows banks to deliver more tailored, better accessible and user-friendly service than ever before. In terms of next focus areas, innovation in compliance and risk management areas will be crucial – here as well, we are already actively engaged.
Thiam: Technology-driven innovation has disrupted several areas of banking, although the innovators have so far focused on the retail segment. With the fintech trend slowing down gradually, I think we will see more fintech exits – often as acquisitions by established banks – and we will also see business collaborations. I also believe the back office space offers a much greater disruption potential than has been captured so far. Ultimately, I am convinced that innovation will remain one of the key drivers of competitiveness in banking and our strategy will continue to consider that.
What role does compliance and risk culture play in the new strategy?
Rohner: To ensure the future success of our business, it is important that we place our clients at the center of all that we do. We have to encourage an entrepreneurial mindset and constantly ask ourselves whether we are doing the right thing. Openness, integrity and principled behavior are key in this context. We are committed to promoting a strong risk culture and to providing our businesses with sophisticated and independent risk management, compliance and control processes. The Board of Directors and the Executive Board expect all employees at all levels of our organization to adhere to the very highest compliance standards. We clearly communicate these expectations and have implemented appropriate internal regulations and training courses to support employees in this area. We do not tolerate any breaches of these rules, regulations or laws. To further strengthen our efforts to protect our reputation, we have created the new Compliance & Regulatory Affairs function, which oversees the bank’s activities at all levels. The high level of professionalism and dedication demonstrated by our employees when implementing our strategy inspires me with confidence that we will also be able to meet our ambitious goals in this area.

Message from the Chairman and the Chief Executive Officer
Dear shareholders, clients and colleagues
2015 was a year of transition for Credit Suisse. Following the change in Chief Executive Officer in July 2015, we conducted an in-depth review of our businesses and long-term objectives and subsequently announced a new strategic direction for our Group on October 21, 2015. Our ambition is to be a leading private bank and wealth manager with distinctive investment banking capabilities that is able to grow profitably and generate capital through the economic cycle.
In line with our new strategy, we announced a simplified organizational structure with three geographically focused divisions – the Swiss Universal Bank (Swiss UB), Asia Pacific (APAC) and International Wealth Management (IWM). They are supported by two divisions focusing on our investment banking capabilities – Global Markets (GM) and Investment Banking & Capital Markets (IBCM). With this new structure, we can respond more flexibly to our clients’ needs through enabling our geographical divisions to leverage our combined expertise and resources in wealth management and investment banking. This new organization also gives our business heads clearer accountability both in terms of managing client relationships and the resources they require to maximize value creation. In parallel, we have strengthened the Group’s control and compliance functions with significant investments in our risk management, control and information capabilities. The refocusing of the Group necessitated changes to the leadership structure resulting in a new composition of the executive team to drive the new business units and the central functions forward.
To ensure that Credit Suisse has a strong capital position to deliver on its strategy and capture attractive opportunities for growth, we announced a capital increase by way of a private placement and a rights offering in October 2015. The capital increase was approved by shareholders at our Extraordinary General Meeting in November and was concluded in December 2015. With this capital raise completed, our look-through CET1 capital ratio as of the end of 2015 has never been stronger, allowing us to implement important restructuring measures aimed at delivering profitable growth for our shareholders through the economic cycle. With the strengthened balance sheet, we are confident that we can deliver on our commitments and our capital allocation strategy is focused on businesses that offer returns in excess of their cost of capital. We believe that this will lead to increased investment in our three geographically focused divisions, notably our home market of Switzerland, where we have a strong franchise and capabilities, and to our growth markets in the emerging economies, particularly in the Asia Pacific region, where we also have a strong franchise. Our IWM division unifies the teams serving clients in other parts of the world.
In addition, we continue to reduce the size of our investment bank to ensure that it supports our wealth management activities, consumes less capital and generates less volatile earnings. In particular, we continue to right-size our operations in GM and are exiting or reducing selected activities consistent with the desire for higher return on capital and a lower risk profile. We have already substantially reduced risk-weighted assets and leverage exposure, exceeding our end-2015 targets, and are now targeting further significant reductions within the GM division until end-2016. In particular, we intend to reduce GM’s risk-weighted assets target of USD 83-85 billion to approximately USD 60 billion, and lower the division’s leverage exposure target from USD 380 billion to USD 290 billion by year-end. We are accelerating the right-sizing of our GM division and plan to further invest in our leading equities franchise and reduce our fixed income activities to operate on a substantially lower cost base and generate more stable earnings through the economic cycle. In our IBCM division, we are rebalancing our activities towards advisory and equity underwriting and towards investment grade corporates, which should help us to generate higher-quality earnings.
Cost competitiveness and flexibility are imperatives for our bank in today’s rapidly evolving operating environment. We are therefore applying a rigorous, disciplined approach to cost management across the Group to reduce our cost base and lower the bank’s break-even point, thus enhancing our ability to generate capital through the economic cycle. In February 2016, we announced plans to accelerate our cost savings program and in March we announced further savings and increased our gross cost reduction target for end-2018 from CHF 3.0-3.5 to CHF 4.0 – 4.5 billion and announced an operating cost base target of CHF 19.5 – 20.0 billion by end-2016. The majority of these cost savings will largely be driven by the accelerated reduction of the GM division. Combined with the measures already implemented in 4Q15 (including the transfer of our US Private Banking operations), we have already made considerable progress on reducing our cost base and thanks to the better cross divisional collaboration, we are able to further accelerate the pace of targeted cost savings. We believe that this will provide us with the flexibility we need to successfully navigate periods of market uncertainty and to fund the investments we intend to make to deliver profitable growth through the economic cycle for our shareholders.
Economic and political trends that shaped the market
2015 was a challenging period for the entire industry. Central bank actions remained a prominent topic during the year, with interest rates at historically low levels. On January 15, 2015, the Swiss National Bank announced the discontinuation of the minimum exchange rate of CHF 1.20 per euro – a move that caused a sharp appreciation of the Swiss franc and had a significant impact on the Swiss economy and the domestic banking sector for the remainder of the year. Thanks to the mitigating actions that we implemented, we were able to limit the impact on Credit Suisse.

Also in January 2015, the European Central Bank announced its plans to begin purchasing eurozone government bonds as a means of lowering bond yields and pushing the rate of inflation back towards its medium-term target of 2%. While the conflicts in parts of the Middle East continued to intensify – heightening the global climate of uncertainty – the Greek debt crisis and discussions about a potential UK exit from the EU added to concerns about a destabilization of Europe’s monetary union. With worries about a growth slowdown in China and the emerging markets rising in the second half of 2015, the European Central Bank cut the deposit rate again in December 2015 and decided to extend its bond purchase program until at least the end of March 2017. At its meeting on March 10, 2016, the European Central Bank yet again cut all of its key interest rates in a further attempt to boost inflation and growth rates, given the persisting volatile market environment.
In contrast, the question about when the US Federal Reserve would tighten its own monetary policy remained a subject of intense public speculation during 2015. Following the decision by the People’s Bank of China to devalue the renminbi against the US dollar – partly to offset decelerating growth – the US Federal Reserve postponed its first interest rate increase in almost a decade at its September meeting. The increase that finally occurred in December 2015 was largely motivated by strong US employment data and robust economic growth. While financial markets barely reacted to the actual announcement, which had widely been expected, discussions since the beginning of 2016 have focused on the question of the pace at which the US Federal Reserve is likely to raise interest rates going forward, especially following its decision to hold off on a further rate rise at the March meeting. Moreover, the global effects of the divergent monetary policies of the US Federal Reserve and the European Central Bank remain a prominent topic of discussion.
The divergence in monetary policy, uncertainty about economic growth in China, the decline in oil prices, lower market liquidity, widening credit spreads and the renewed strength of the Swiss franc have all led to a challenging market environment for Credit Suisse, particularly during the fourth quarter of 2015. All of these factors have contributed to lower levels of client activity and issuances, and large fund redemptions by market participants affecting asset prices. Market conditions have also remained challenging during the initial months of 2016, however, it is too early to determine how these challenges will evolve over the remainder of 2016.
Regulatory Issues
Regulatory requirements continued to evolve throughout 2015. In February 2015, the Swiss Federal Council presented its evaluation report on Switzerland’s “Too Big to Fail” (TBTF) regime, which proposed the implementation of the new global standard for Total Loss-Absorbing Capacity (TLAC). The implementation of TLAC is largely seen as the last building block to end TBTF. The new Swiss capital rules are more strict than the TLAC standard issued by the Financial Stability Board. In fact, the Swiss requirements will be stronger than those of other financial centers. Based on the end 2015 balance sheet, Credit Suisse would be subject to a going and gone concern requirement of 28.6% of risk-weighted assets. Throughout 2015, Credit Suisse issued CHF 15 billion of senior bail-in instruments, which we expect to be TLAC eligible, marking an important step towards achieving our total requirement in accordance with the proposed amendments to the Swiss TBTF regime.
In addition to these new TLAC requirements, the new draft Swiss TBTF regime will increase the going concern capital and leverage requirements. Under these new going concern requirements, Credit Suisse would need to fulfill a 14.3% Tier 1 capital ratio with a minimum CET1 component of 10% and a minimum Swiss leverage ratio of 5%, of which the minimum CET1 component is 3.5%, by end-2019. The new requirements are expected to become effective on July 1, 2016, subject to phase-in.
The continued tightening of regulatory requirements for banks is likely to remain a dominant topic. Although the new rules announced by the Swiss Federal Council are yet to be finalized, we believe that the completion of our capital increase in December 2015 and our success in improving our leverage exposure will enable us to meet these requirements on a look-through basis ahead of the 2019 deadline. We also aim to further strengthen our capital base through operating profitably and focusing on maximizing the free capital generation. We aim at maintaining a CET1 capital ratio of between 11-12% during 2016 and are targeting a CET1 capital ratio of approximately 13% and a Tier 1 leverage ratio between 5-6% with a CET1 component of 3.5-4.0% by end-2018. Over the next three years, through a disciplined capital allocation process, we intend to release capital from those parts of the Group that are being wound down in the Strategic Resolution Unit (SRU) and to fund further growth in our APAC and IWM divisions.
2015 Results
Against the challenging backdrop of 2015, we reported a net loss attributable to shareholders of CHF 2.9 billion and a pre-tax loss of CHF 2.4 billion. Our results for the full year 2015 were mainly affected by a significant goodwill impairment charge of CHF 3.8 billion that we recognized primarily in respect of the acquisition of Donaldson, Lufkin & Jenrette in 2000. In addition, restructuring costs of CHF 355 million were taken in 4Q15 across all the divisions in connection with the implementation of our new strategy and our results were further impacted by charges relating to significant litigation items and a pre-tax loss in the SRU as we wind down businesses that no longer fit with our strategic direction. The losses we incurred, especially during the fourth quarter, the impact of the losses on our capital position, as well as the goodwill write-down, in combination with the challenging market conditions, have led to negative reactions by market participants.

Beyond these issues, as we move ahead with the implementation of our strategy and work towards our 2018 targets, we consider it important to measure the progress made in terms of our underlying business performance. Between now and 2018, the bank’s restructuring will make the analysis of our performance more complex. Hence, we are focusing on adjusted Core results, which are measured excluding SRU activities, goodwill impairment, restructuring expenses, real estate transactions, deconsolidation, business sales, significant litigation expenses and the impact from fair value of own debt. Until 2018, we plan to report on this same adjusted basis at Group, Core and business level, as we believe that this will allow investors to most effectively monitor our progress on the implementation of our new strategy, given the material restructuring charges and other one-off items we expect to be borne in the interim period.
Our adjusted results reflect a positive start in the implementation of the new strategy and contained some encouraging trends despite volatile market conditions in 4Q15. The Group delivered adjusted* Core pre-tax income of CHF 4.2 billion for 2015 and the underlying performance of our three newly created geographic divisions – Swiss UB, IWM and APAC – highlights the long-term attractiveness of the opportunities that exist for wealth managers.
The performance of the APAC division in particular highlighted the growth potential in the region and our strong market position: at over CHF 1.1 billion, APAC delivered the highest full-year adjusted* pre-tax income in five years and generated CHF 17.8 billion of net new assets. The Swiss Universal Bank increased its 2015 adjusted* pre-tax income by 4% to CHF 1.6 billion and is on track for a partial IPO (20-30%) planned by year-end 2017, market conditions permitting1. IWM’s Private Banking business grew its 2015 adjusted* pre-tax income by 6% to CHF 0.8 billion.
Net new asset generation was particularly strong in APAC and Swiss UB, which generated CHF 17.8 billion and CHF 13.8 billion of net new assets, respectively, in 2015. Additionally, we increased mandates penetration from 15% to 26% in Swiss UB and from 23% to 30% in IWM.
Our full year performance, particularly in the geographic divisions, was obscured to a degree by poorer results during the fourth quarter, particularly from our investment banking divisions. We have continued to rebalance our investment banking businesses and to rebuild our IBCM division through targeted investments and by shifting activity towards advisory, equity underwriting and investment grade corporates in order to reduce the volatility of our earnings in this attractive, capital-light activity. In the GM division, our full-year performance was additionally adversely impacted by certain legacy inventory positions, which had to be written down as a result of the low liquidity and poor market conditions in the fourth quarter of 2015. While these positions have already been reduced aggressively since we announced the new strategy, we believe that it will be essential for us to continue to restructure our GM activities to lower our risk profile. We will maintain our focus on lowering the fixed-cost base of all our businesses.
Changes to the Executive Board
The refocusing of the Group and its structural reorganization necessitated changes to the leadership structure, resulting in a new composition of the executive team, which was further enriched by six new members in order to drive forward the new business units and the central functions: Pierre-Olivier Bouée, Peter Goerke, Thomas Gottstein, Iqbal Khan, Helman Sitohang and Lara Warner. In October 2015, Gaël de Boissard, Hans-Ulrich Meister, Robert Shafir and Pamela Thomas-Graham stepped down from the Executive Board, and we thank them for their considerable contributions to our bank’s progress over the years.
Positioned for Growth
Given the persisting challenges in the operating environment for banks, we have taken decisive measures to further accelerate the implementation of our strategy by increasing the pace with which our GM division will be right-sized in order to substantially lower our cost base and break-even point and thus decrease the volatility of our earnings going forward. With these changes in place, we are confident that with our strategy, our regionally and client-focused structure and our new management team, we are positioned to deliver over time compliant, well-controlled and profitable growth and returns for our shareholders. Thanks to our clients’ and shareholders’ continued trust in Credit Suisse, as well as our employees’ dedication, we will continue to remain focused on deploying all our capabilities and expertise to best service our clients. We will implement our strategy with determination and are confident to deliver on the targets we have set for end-2018.
Best regards
Urs Rohner                     Tidjane Thiam
Chairman of the              Chief Executive Officer
Board of Directors
March 2016
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the “Reconciliation of adjusted results” part of this letter.
1Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.

Reconciliation of adjusted results
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Core Results
	in
CHF million	2015	2014
Income before taxes reported	88	7,200
Fair value gains on own debt	(298)	(543)
Real estate gains	(95)	(414)
Gains on business sales	(34)	(101)
Adjustments to net revenues	(427)	(1,058)
Goodwill impairment	3,797	–
Restructuring expenses	202	–
Major litigation provisions	530	111
Adjustments to total operating expenses	4,529	111
Total adjustments	4,102	(947)
Adjusted income before taxes	4,190	6,253
Swiss Universal Bank
	in
CHF million	2015	2014
Income before taxes reported	1,659	1,976
Real estate gains	(95)	(414)
Gains on business sales	(23)	(24)
Adjustments to net revenues	(118)	(438)
Restructuring expenses	39	–
Major litigation provisions	25	–
Adjustments to total operating expenses	64	–
Total adjustments	(54)	(438)
Adjusted income before taxes	1,605	1,538
International Wealth Management
	in
CHF million	2015	2014
Income before taxes reported	709	1,212
Gains on business sales	(11)	(77)
Adjustments to net revenues	(11)	(77)
Restructuring expenses	33	–
Major litigation provisions	268	51
Adjustments to total operating expenses	301	51
Total adjustments	290	(26)
Adjusted income before taxes	999	1,186
International Wealth Management – Private Banking
	in
CHF million	2015	2014
Income before taxes reported	526	795
Gains on business sales	(11)	(77)
Adjustments to net revenues	(11)	(77)
Restructuring expenses	30	–
Major litigation provisions	268	51
Adjustments to total operating expenses	298	51
Total adjustments	287	(26)
Adjusted income before taxes	813	769
Asia Pacific
	in
CHF million	2015	2014
Income before taxes reported	377	900
Goodwill impairment	756	–
Restructuring expenses	3	–
Major litigation provisions	6	–
Adjustments to total operating expenses	765	–
Total adjustments	765	–
Adjusted income before taxes	1,142	900
Global Markets
	in
CHF million	2015	2014
Income/(loss) before taxes reported	(1,944)	2,657
Goodwill impairment	2,661	–
Restructuring expenses	105	–
Major litigation provisions	231	60
Adjustments to total operating expenses	2,997	60
Total adjustments	2,997	60
Adjusted income before taxes	1,053	2,717
Investment Banking & Capital Markets
	in
CHF million	2015	2014
Income/(loss) before taxes reported	(353)	508
Goodwill impairment	380	–
Restructuring expenses	22	–
Adjustments to total operating expenses	402	–
Total adjustments	402	–
Adjusted income before taxes	49	508

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business.

Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We take a balanced approach to capture the wealth management opportunities in emerging markets, the largest of which is in the Asia Pacific region, while also serving key developed markets with an emphasis on Switzerland. Founded in 1856, we today have a global reach with operations in over 50 countries and 48,200 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our private banking business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals and retail clients. Our corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
International Wealth Management
The International Wealth Management division offers tailored financial solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America through its private banking business. The division’s footprint spans emerging economies as well as mature European markets and it has access to the broad spectrum of Credit Suisse’s global resources and capabilities. Our asset management business offers investment solutions and services globally to our private banking businesses and a wide range of other clients, including pension funds, governments, foundations and endowment funds, corporations and individuals.
Asia Pacific
The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, drawing on Credit Suisse’s global resources. The division is well positioned to capture market opportunities in Asia Pacific, which is experiencing rapid wealth creation and where the number of ultra-high-net-worth individuals is growing. We offer institutional investors access to broader financial markets and differentiated product offerings.
Global Markets
The Global Markets division offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and on supporting Credit Suisse’s private banking businesses and their clients. Our suite of products and services includes global securities sales, trading and execution services, prime brokerage, underwriting and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors – including pension funds and hedge funds – and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Strategy
A new strategy to reposition Credit Suisse for the future
In 2015, Credit Suisse embarked on a new chapter of its 160 year history. Under the leadership of our new CEO, Tidjane Thiam, and the Board of Directors, we conducted an in-depth strategy review that has resulted in a new strategic direction, structure and organization of the Group.
Credit Suisse strategy
Our new strategy aims to strengthen our position as a leading private bank and wealth manager, with strong and distinctive investment banking capabilities, to achieve our goal of profitable growth while generating significant capital through the cycle. We are accelerating the rebalancing of capital towards our private banking businesses to optimize its allocation and focus on the highest-returning, most scalable opportunities.
We are focused on growing in Asia Pacific and other emerging markets in order to capture the significant wealth management prospects in those markets. We expect that emerging markets will account for approximately 60% of the growth in global wealth in the coming years, with first generation entrepreneurs driving much of the wealth opportunity. We believe that positioning ourselves as the “Bank for Entrepreneurs” by leveraging our strengths in wealth management and investment banking will provide us with key competitive advantages to succeed in these markets as we provide clients with a range of services to protect and grow their wealth.
Despite slower growth, mature markets are still expected to remain important and account for more than half of wealth distribution by 2019. As a result, we plan to take a balanced approach to resource allocation with the goal of capitalizing on opportunities in markets such as Western Europe and Japan. In Western Europe, we also plan to accelerate efficiencies by consolidating booking centers and developing a hub and spoke service model. In the US, we have exited private banking investment advisory but plan to continue to cover the corporate and complex personal wealth needs of >>>ultra-high-net-worth individuals (UHNWI) from our Investment Banking & Capital Markets business.
Switzerland, as our home market, provides compelling opportunities for Credit Suisse. To further expand our position with Swiss private, corporate and institutional clients and take advantage of consolidation opportunities, we have created a dedicated Swiss Universal Bank. Management focus and accountability will be enhanced, simplifying the prior structure and allowing the bank to build on its entrepreneurial heritage and further leveraging its brand. We provide a full range of services to private, corporate and institutional clients with a specific focus on becoming the “Bank for Entrepreneurs.” We intend to pursue an initial public offering (IPO) by the end of 2017, market conditions permitting, of between 20% and 30% of the legal entity Credit Suisse (Schweiz) AG. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
Our intention is to focus on the investment banking businesses that support our wealth management clients, and businesses that deliver returns in excess of their cost of capital and have leading market positions. Within our Global Markets division, we continue to right-size our operations by exiting or downsizing selected businesses consistent with our lower risk profile and higher return on capital objectives. In Global Markets, we have reduced risk-weighted assets and leverage exposures to below the targets we had set for the end of 2015. We plan to further invest in our leading equities franchise and restructure our fixed income activities to generate more stable earnings through the cycle. In our Investment Banking & Capital Markets division, we are rebalancing our activities towards advisory and equity underwriting and towards investment grade corporates, which should help us to generate higher-quality earnings.
We have formed a new Strategic Resolution Unit intended to oversee the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. The Strategic Resolution Unit consolidates the remaining portfolios from our former non-strategic units plus additional activities and businesses from the investment banking and private banking businesses that are no longer considered strategic. We aim to reduce the Strategic Resolution Unit’s risk-weighted assets and leverage exposure by approximately 80% by 2020, excluding operational risk.
We intend to rigorously execute a disciplined approach to cost management across the Group to reduce our fixed cost base and lower our break-even point. In February 2016, we announced plans to further accelerate our cost savings program and have identified and initiated measures, including an accelerated workforce reduction, that are expected to result in cost savings of CHF 500 million per annum on a full-year run-rate basis. Combined with the measures already implemented in the fourth quarter of 2015 (including the transfer of our US Private Banking operations), the cost savings measures identified and initiated by end-January 2016 represent CHF 1.2 billion per annum, or 34%, of the CHF 3.5 billion of gross savings we are targeting by end-2018. Cost savings are expected to be achieved through a combination of simplifying mid- and back-office platforms, right-sizing the bank’s footprint, substantial completion of several Corporate Center programs and making a number of disposals and closures, including in the run-down of the Strategic Resolution Unit. In parallel to these cost reductions, we plan to invest CHF 1.5 billion to support growth initiatives in Asia Pacific, Swiss Universal Bank and International Wealth Management. The cost reduction program is measured on constant foreign exchange rates and is based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in the fourth quarter of 2015, but including other costs to achieve savings.

To ensure that we have a strong capital position to implement our strategy, capture the most promising growth opportunities and be prepared for future regulatory changes, we have completed a capital increase by way of a private placement and a rights offering as approved by the shareholders at the Extraordinary General Meeting of November 19, 2015. The aggregate gross proceeds of the capital increases amounted to a total of CHF 6.0 billion, resulting in a look-through common equity tier 1 (CET1) ratio of 11.4% and look-through CET1 leverage ratio of 3.3% as of year-end 2015.
As our strategy is executed, we intend to generate approximately CHF 23–25 billion of operating free capital by 2020. Operating free capital focuses on those components of shareholders’ equity that are regulatory capital relevant, specifically income before taxes (excluding fair value on own debt) net of cash taxes, as well as deferred tax asset threshold impacts, additional costs relating to share awards and net impact of defined benefit pension funds.
Organizational structure and management changes
To support the execution of the new strategy, we have simplified our organization and created three new, regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific serving Western Europe, Central and Eastern Europe, Latin America and Africa. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our new organization is designed to drive stronger client focus and provide better alignment with regulatory requirements. We believe that decentralization will increase the speed of decision making, accountability and cost competiveness across the Group.
Our operating businesses are supported by focused corporate functions at the Group Executive Board level. Our newly established position of Chief Operating Officer focuses on driving the transformation of Credit Suisse and oversees, among other things, global operations, information technology and our centers of excellence. To further strengthen our focus on compliance and regulatory matters, we have created the position of Chief Compliance and Regulatory Affairs Officer that focuses on monitoring bank activities and coordinating regulatory interactions. The Chief Financial Officer manages the Group’s capital, funding, liquidity and expenses to ensure we are well capitalized and have a strong balance sheet. The Chief Risk Officer governs the Group’s risk management framework and provides independent risk oversight. Our General Counsel provides legal, policy and regulatory advice, especially in the context of potential or actual legal matters and investigations. It drives strategic legal risk management and manages our relationship with policymakers and other political stakeholders. Our Head of Human Resources, Communications & Branding is responsible for attracting, retaining and developing our employees, driving our global communications strategy and developing and strengthening the Credit Suisse brand.
As of October 21, 2015, the Board of Directors appointed six new members of the Executive Board of Credit Suisse – Pierre-Olivier Bouée, Peter Goerke, Thomas Gottstein, Iqbal Khan, Helman Sitohang and Lara Warner. In October 2015, Gaël de Boissard, Hans-Ulrich Meister, Robert Shafir and Pamela Thomas-Graham stepped down from the Executive Board.
The composition of the Executive Board is as follows:
Tidjane Thiam	Chief Executive Officer
Thomas Gottstein	Swiss Universal Bank
Iqbal Khan	International Wealth Management
Helman Sitohang	Asia Pacific
Timothy O’Hara	Global Markets
James L. Amine	Investment Banking & Capital Markets
David Mathers	Chief Financial Officer
Pierre-Olivier Bouée	Chief Operating Officer
Joachim Oechslin	Chief Risk Officer
Lara Warner	Chief Compliance and Regulatory Affairs Officer
Romeo Cerutti	General Counsel
Peter Goerke	Human Resources, Communications & Branding
Financial objectives
On October 21, 2015, we announced the following financial objectives and management actions in order to track progress in implementing our new strategy:
– increase income before taxes for Asia Pacific to CHF 2.1 billion in 2018;
– increase income before taxes in International Wealth Management to CHF 2.1 billion in 2018;
– grow income before taxes for the Swiss Universal Bank to CHF 2.3 billion in 2018;
– reduce our absolute cost base by CHF 2.0 billion to between approximately CHF 18.5–19.0 billion by year-end 2018. These cost savings are expected to be achieved through CHF 3.5 billion in gross cost savings by year-end 2018 through a combination of optimizations to make our business more efficient. In parallel to these cost reductions, CHF 1.5 billion will be invested to support growth initiatives in Asia Pacific, Swiss Universal Bank and International Wealth Management;
– achieve a look-through CET1 ratio of approximately 13% and a look-through CET1 leverage ratio of above 3.5% by year-end 2018 before future regulatory recalibration;
– maintain Global Markets risk-weighted assets stable at approximately USD 83–85 billion between year-end 2015 and year-end 2018;
– reduce Global Markets leverage exposure from approximately USD 380 billion at year-end 2015 to approximately USD 370 billion by year-end 2018;
– wind down the Strategic Resolution Unit risk-weighted assets (excluding operational risk) to CHF 12 billion by year-end 2018 and reduce leverage exposure to CHF 40 billion by year-end 2018 to support growth initiatives, mainly in Asia Pacific, Swiss Universal Bank and International Wealth Management;
– measure our performance by generating approximately CHF 23-25 billion of operating free capital by 2020; and

– plan to continue our existing policy of recommending a dividend of CHF 0.70 per share with a scrip alternative until we reach our 2015–2018 look-through CET1 and leverage ratio targets and have greater clarity on potential regulatory changes and litigation risks. However, our intention would be to end the scrip alternative and recommend a move to a full cash dividend no later than 2017. Furthermore, in the longer term, we would aim to distribute a minimum of 40% of our operating free capital. The Board of Directors will consider setting a higher payout ratio as appropriate in due course.
Acceleration of the announced strategy
On March 23, 2016, we announced a number of additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the reshaping of our Global Markets business and further strengthen our capital position. The additional measures and new financial objectives include:
– increasing our gross savings target of CHF 3.5 billion by year-end 2018 to CHF 4.3 billion. The net cost savings target in the same time period has increased from CHF 2.0 billion to at least CHF 3.0 billion. These measures are expected to lead to an absolute cost base of CHF 18.0 billion or less by year-end 2018;
– setting a gross cost savings target for the Group of CHF 1.7 billion by year-end 2016;
– reducing the risk-weighted assets target in the Global Markets division from approximately USD 83 – 85 billion to USD 60 billion and the leverage exposure target from approximately USD 380 billion to USD 290 billion by year-end 2016;
– exiting the Distressed Credit, European Securitized Products trading and Long-Term Illiquid Financing businesses in Global Markets;
– the assets from businesses we are exiting and other business reductions in Global Markets will predominantly be transferred to the Strategic Resolution Unit over the course of 2016 and we are consolidating foreign exchange trading into our trading operations within Swiss Universal Bank; and
– disposals of real estate and non-core businesses and other actions to increase CET1 capital by at least CHF 1 billion during 2016.
The cost reduction program is based on the 2015 cost base and measured on constant foreign exchange rates and based on an expense run rate excluding major litigation expenses, goodwill impairment charges and estimated restructuring costs of CHF 2.0 billion (previously announced CHF 1.3 billion), but including other costs to achieve the savings, which do not meet the accounting definition of restructuring costs. Implementation of these strategy measures will lead to a recasting of prior period segment results, principally in respect of the Global Markets business and the Strategic Resolution Unit, and an assessment of certain balance sheet items.
Products and services
Private banking offerings and wealth management solutions
We offer a wide range of private banking and wealth management solutions tailored for our clients in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Structured advisory process
We apply a structured approach based on a thorough understanding of our clients’ needs, personal situation, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis we define together with our clients an individual investment strategy. This strategy is implemented ensuring that portfolio quality standards are adhered to and that all investment instruments are compliant with suitability and appropriateness standards. Responsible for the implementation are either the portfolio managers or our relationship managers working together with their advisory clients. Our UHNWI relationship managers are supported by dedicated portfolio managers.
Client segment specific value propositions
We offer a wide range of wealth management solutions tailored to specific client segments. The distinct value proposition of our integrated bank remains a key strength in our client offerings. Close collaboration with our investment banking businesses enables us to offer customized and innovative solutions to our clients, especially in the UHNWI segment, and we have specialized teams offering bespoke and complex solutions predominantly for our sophisticated clients. In addition, we offer solutions for a range of private and corporate wealth management needs, including succession planning, tax advisory and financial planning.
Comprehensive investment services
We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the guidelines of the Investment Solutions & Products Group and the Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research and investment strategy teams, which provide a wide range of investment expertise, including macroeconomic, equity, bond, commodity and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our asset management business and investment banking businesses, we offer innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.
Multi-shore platform
With global operations comprising 14 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than is available to them locally.
Corporate client and institutional client offerings
In accordance with our ambition to position ourselves as the “Bank for Entrepreneurs,” we provide corporate and institutional clients, predominantly in Switzerland, with a broad range of financial solutions. To meet our clients’ evolving needs, we deliver our offering through an integrated franchise and international presence. Based on this model, we are able to assist our clients in virtually every stage of their business life cycle to cover their banking needs. For corporate clients, we provide a wide spectrum of banking products such as traditional and structured lending, payment services, foreign exchange, capital goods leasing and investment solutions. In addition, we apply our investment banking capabilities to supply customized services in the areas of mergers and acquisitions (M&A), syndications and structured finance. For corporations with specific needs for global finance and transaction banking, we provide services in commodity trade finance, trade finance, structured trade finance, export finance and factoring. For our Swiss institutional clients, including pension funds, insurances, public sector and UHNWI clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offering also includes ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.
Asset management offerings
Our traditional investment products include multi-asset class solutions, which provide clients with innovative strategies and comprehensive management across asset classes to optimize client portfolios with services that range from funds to fully customized solutions. Other core investment strategies include a suite of fixed income, equity and real estate funds, and our indexed solutions business which provides institutions and individual clients access to a wide variety of asset classes in a cost-effective manner. Stressing investment principles such as risk management and asset allocation, we take an active and disciplined approach to investing.
We also offer institutional and individual clients a range of alternative investment products, including hedge fund strategies, commodities and credit investments. We offer access to various asset classes and markets through strategic alliances and key joint ventures with external managers and have a strong footprint in emerging markets.
Investment banking financial solutions
Equity underwriting
Equity capital markets originates, syndicates and underwrites equity in IPOs, common and convertible stock issues, acquisition financing and other equity issues.
Debt underwriting
Debt capital markets originates, syndicates and underwrites corporate and sovereign debt.
Advisory services
Advisory services advises clients on all aspects of M&A, corporate sales, restructurings, divestitures, spin-offs and takeover defense strategies.
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
– Securitized products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily >>>residential mortgage-backed securities (RMBS) and asset-backed securities (ABS). Both RMBS and ABS are based on underlying pools of assets, and include both government- and agency-backed, as well as private label loans. Core to the securitized products franchise is its asset financing business, which focuses on providing asset and portfolio advisory services, and financing solutions to clients across asset classes.

– Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products. The business is organized around financing, structured credit, trading, capital markets and strategic transactions, with a focus on supporting emerging markets through its onshore and offshore service models.
– Global macro products includes our restructured rates and foreign exchange businesses. Our rates business includes the full spectrum of cash and derivatives, including select non-cleared and structured solutions. Foreign exchange provides market making in products such as spot and options for currencies in developed markets. The foreign exchange product suite also includes proprietary market leading technology to provide clients with electronic trading solutions.
Equity
– Cash equities provides a comprehensive suite of offerings: (i) research, analytics and other content-driven products and services, to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions; (ii) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective execution; (iii) trading, which executes client orders and makes markets in listed and >>>over-the-counter (OTC) cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management; and (iv) Credit Suisse’s >>>advanced execution services (AES), a sophisticated suite of algorithmic trading strategies, tools and analytics to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. AES is a recognized leader in its field and provides access to hundreds of trading destinations in over 40 countries and six continents.
– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations. Convertibles involves both secondary trading and market making and the trading of credit default and asset swaps and the distribution of market information and research. The global convertibles business is a leading originator of new issues throughout the world.
– Prime services offers hedge funds and institutional clients execution, financing, clearing and reporting capabilities across various asset classes through prime brokerage, synthetic financing and listed and OTC derivatives. In addition, prime services is a leading provider of advisory services across capital services and consulting for both start-ups and existing clients.
– Systematic market-making group operates a range of liquidity-providing and market-making strategies in liquid markets.
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

Divisions
sWISS UNIVERSAL BANK
Business profile
Within Swiss Universal Bank, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients primarily domiciled in Switzerland. The division comprises the Private Banking and Corporate & Institutional Banking businesses.
Our Private Banking business has a leading client franchise in Switzerland, serving over 1.6 million clients, including UHNWI, high-net-worth individual (HNWI), >>>affluent and retail clients. Our service offering is based on our structured advisory process, distinct client segment specific value propositions and coverage models as well as access to a broad range of comprehensive products and services. We also have a specialized consumer finance business branded BANK-now. In addition, we offer best-in-class service, platform and technology support to external asset managers in Switzerland. Our Swiss network includes 1,570 relationship managers in 184 branches, including 33 branches of the bank’s affiliate, Neue Aargauer Bank.
Our Corporate & Institutional Banking business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, including large corporate clients, small and medium-size enterprises, institutional clients, financial institutions and commodity traders. This business also includes our Swiss investment banking business serving corporate clients and financial institutions on financing transactions in the debt and equity capital markets and advising on M&A transactions. Our business includes 490 relationship managers who serve our clients out of 48 locations.
Key data – Swiss Universal Bank
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	5,563	5,721	5,612
Income before taxes (CHF million)	1,659	1,976	1,740
Assets under management (CHF billion)
– Private Banking	241.0	258.6	244.2
– Corporate & Institutional Banking	275.8	275.9	250.0
Number of employees	14,200	13,200	13,200
Business environment
The Swiss private banking and wealth management industry is very attractive and continues to have positive growth prospects. Switzerland has the highest millionaire density worldwide and is expected to continue to have the highest average wealth per adult. Assets of UHNWI and HNWI are projected to grow approximately 4% and 3%, respectively, annually from 2014 through 2018. We are well positioned in the Swiss market with strong market shares across client segments.
The corporate and institutional banking business continues to offer attractive opportunities, supported by the expected steady growth of the Swiss economy. In a continued low interest rate environment, key trends in equity capital markets are expected to include an increase in IPOs, acquisition-related financing and monetization of equity holdings. We believe that the environment in the Swiss M&A market should remain supportive through 2016. We are a leading provider of banking services to corporate and institutional clients in Switzerland, utilizing our market leading investment banking capabilities in Switzerland for local execution while leveraging Investment Banking & Capital Markets’ international reach and Global Markets’ placing power.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. This is expected to drive further consolidation of smaller banks due to higher critical size. We believe that we are well positioned to opportunistically take advantage of the potential market consolidation. We are well advanced in adapting to the new environment as we have and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards.
Business strategy
Switzerland, our home market, has always been and is expected to remain a key pillar of success for our bank and is core to our overall strategy. Within Swiss Universal Bank, we combine all the strengths and critical mass of our retail, wealth management, corporate, institutional and investment banking activities. The division is well positioned to meet the needs of our clients, both individual and corporate, with a broad suite of customized products and services. We announced in October 2015 plans to conduct a partial IPO of up to 30% of Credit Suisse (Schweiz) AG by end of 2017, underscoring its unique identity and value within Switzerland and within the Group. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
We expect to advance our business by focusing on the following four key priorities:
Focus to simplify
The Swiss Universal Bank division continues to serve the entire spectrum of clients from retail to UHNWI and from small to large corporate and institutional clients as well as external asset managers. In order to move closer to our Swiss client base and their needs, we have realigned our organization and have transferred business not originated in Switzerland to where it is originated.

Empower to grow
We are focusing our growth efforts and resources towards the most attractive client segments and we have developed client specific initiatives to realize profitable growth opportunities. The biggest untapped potential for us lies in the HNWI business, which is significantly growing and highly attractive. We expect to grow at a higher rate than the anticipated 3% annual market growth rate until 2018. In the HNWI business, we plan to hire approximately 80 additional relationship managers and further enhance and promote our mandates offering. In 2015, we were successful with our newly launched range of advisory mandates called Credit Suisse Invest. The conversion rate of our clients into this new offering was significantly above our expectations. With Credit Suisse Invest, we offer investment solutions based on client needs and their preferences for frequency and type of advice. It is also our ambition to be recognized as the “Bank for Entrepreneurs”. We are not only aiming to strengthen our businesses serving HNWI, but also those serving small and medium-size enterprises and UHNWI, two client segments for which we have high growth ambitions. A dedicated organizational unit was established to support the development of joint client coverage plans between our HNWI business and small and medium-size enterprises teams and the development of a more focused value proposition catered to entrepreneurs. For the UHNWI business, we aim to double our lending book, increase our relationship manager population by 30% and gain market share in French and Italian speaking Switzerland. In the external asset managers business, we plan to build on our leading market position and are well positioned to exploit the opportunities from the ongoing consolidation of smaller banks by supporting them in becoming external asset managers or providing them external asset manager solutions to address their increased regulatory requirements and pressure on gross margins.
Drive efficiency agenda
We have significantly increased end-to-end accountability over Swiss costs and investments by moving Swiss-specific or Swiss platform-related corporate functions to Swiss Universal Bank. This should allow for a more business-oriented priority setting and faster decision making for investments. We also believe that efficiency can be strengthened by digital initiatives and increased automation. For instance, we launched an innovative new mobile banking application that has received positive client feedback. Going forward, we plan to continue to invest in our digital applications to enhance self-service capabilities for clients, improve productivity of client-facing employees and automate front-to-back processes.
Invest in brand
As part of the commitment to our Swiss businesses, we also strive to strengthen our brand and reputation by investing in targeted marketing activities, deepening our community involvement and contributing to the sustained development of our home market as an employer, lender, sponsor and member of economic, social and cultural society.
Awards and market share momentum
Credit Suisse was highly placed in a number of key industry awards in 2015:
– Best Investment Bank in Switzerland – 2015 Awards for Excellence – Euromoney
– Best Trade Finance Bank in Switzerland – Global Finance
– Best Sub-Custodian Bank in Switzerland – Global Finance
– Best Swiss Global Custodian – R&M Consultants (London)
– Best European Global Custodian – R&M Consultants (London)
international wealth management
Business profile
In International Wealth Management we offer comprehensive advice and a broad range of financial solutions to our private, corporate and institutional clients.
Our Private Banking business offers tailored and comprehensive advice and financial solutions to wealthy private clients and external asset managers in the regions of Europe, Middle East, Africa and Latin America. We serve our clients through 1,190 relationship managers in 46 locations in 28 countries, utilizing comprehensive access to the broad spectrum of our global resources and capabilities as well as access to a wide range of services and products from third-party providers.
Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, along with our private banking businesses. Our capabilities span across a diversified range of asset classes with a focus on traditional and alternative strategies.
Key data – International Wealth Management
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	4,394	4,751	4,929
Income before taxes (CHF million)	709	1,212	1,217
Assets under management (CHF billion)
– Private Banking	289.6	323.7	297.8
– Asset Management	321.3	305.2	270.1
Number of employees	9,100	8,700	8,700
Business environment
We believe that the private banking industry continues to have attractive growth prospects in mature markets and the emerging markets covered by International Wealth Management. Assets of HNWI and UHNWI clients within these markets are expected to grow by approximately 6% annually from 2015 through 2018. Wealth creation continues to be strong in Russia and Central & Eastern Europe (10%), Middle East (10%) and Latin America (7%) as wealth growth in these economies is fueled by an increase in population, entrepreneurial wealth creation and technological development. Although wealth is expected to grow at lower rates in developed economies such as the ones of Europe (3%), these markets continue to be of crucial importance, holding around 20% of the world’s wealth.
The asset management industry continued to experience growth in 2015, despite volatility and weaker performance of financial markets worldwide. Developed markets rebounded as the major drivers of net inflows, while momentum slowed in some emerging markets. Within the asset management industry, investors continued to shift from active traditional strategies to passive, multi-asset class and alternative investment strategies. The alternative investment industry had a continued increase in assets under management in 2015. Within alternative investments, hedge funds recorded inflows for 2015, despite concerns over performance due to volatility, especially in emerging markets. The largest hedge funds continued to attract the majority of new assets. Private equity funds distributed a significant amount of capital and continued to raise additional funds.
Over the past years, European markets have been under significant structural pressure from regulatory changes and tax regularization, a trend that continued into 2015.
Profitability has come under pressure in a prolonged environment of low interest rates and reduced fee-based margins, the need to upgrade information technology platforms, cost of compliance to new regulatory demands and adjustments to the product offerings in response to changes in client behaviors.
Business strategy
Our private banking and asset management businesses are among the leaders by size and reputation in our target markets and regions. International Wealth Management is expected to contribute significantly to the Group’s strategic and financial ambitions. The following three strategic priorities will guide our decisions:
Deliver client value
We are establishing integrated coverage teams across our private banking, investment banking and asset management businesses in order to provide clients with holistic coverage and access to the bank’s wide range of capabilities. We plan to leverage our investment and research capabilities, deploying solutions and products tailored to our clients’ needs in key markets. We also intend to address our clients’ sophisticated financing needs by investing in additional resources and broadening our lending activities.
Enhance client proximity
Our focus on enhancing client proximity intends to capture market share by increasing the number of our relationship managers, targeting a net increase of approximately 300 relationship managers across our regions by the end of 2018. In addition, we are strengthening and adapting our footprint with technology investments at our key hubs, establishing new advisory offices and transforming unprofitable locations towards a sustainable business model. For lower wealth band HNWI, we plan to digitize our service model, combining an ease of use service delivery with our distinctive international investment offering, supported by digitally enabled client to relationship manager interactions with a focus on furnishing comprehensive investment advice.
Increase client time
We are making significant investments in processes and organizational changes to allow faster decision-making and shorter time-to-market of our solutions. We are also increasing the local market management’s accountability to empower decision making. In addition, we plan to make investments in information technology and automation to reduce our relationship managers’ administrative tasks so that they can spend more time with their clients.
ASIA PACIFIC
Business profile
Within the Asia Pacific division we offer a wide range of financial products and services, focusing on our UHNWI, HNWI, entrepreneur, corporate and institutional clients. We deliver integrated client coverage to provide connectivity and access to broader financial markets, differentiated product offerings, and tailored financing solutions.
Our Private Banking business combines its global reach through other divisions with a structured advisory process, offering a broad range of comprehensive and bespoke solutions and services that are tailored to our clients’ complex needs. We offer our clients digital private banking access and serve them through 590 relationship managers in 13 locations across 7 countries.
Our Investment Banking business supports our key clients by advising on all aspects of M&A transactions, corporate sales and restructurings, divestitures and takeover defense strategies and provides equity and debt underwriting capabilities for entrepreneur, corporate and institutional clients. In addition, our investment banking business includes equity and fixed income sales and trading services, and provides access to a range of debt and equity securities, derivative products, and financing opportunities across the capital spectrum for corporate, sovereign and institutional clients.
Key data – Asia Pacific
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	3,839	3,335	3,018
Income before taxes (CHF million)	377	900	752
Assets under management (CHF billion)
– Private Banking	150.4	150.5	121.3
Number of employees	6,700	5,900	5,500
Business environment
While equity markets in Asia Pacific were robust in 2015, particularly in Hong Kong, China and India, capital markets origination in developing Asia was subdued. Markets were driven by pronounced volatility, particularly in China, and expectations of a US interest rate increase, which impacted yield products, local currencies and primary issuance levels and activity.
Financial markets in Asia Pacific continue to undergo structural change. Industry initiatives, such as the Shanghai – Hong Kong Stock Connect, provided increasing investor access to the onshore market and will continue to drive investor flows. The inclusion of China’s equity markets into worldwide indices is more probable as such equity markets become increasingly liberalized.
Wealth management in Asia Pacific continues to offer positive growth prospects compared to other regions. Increased entrepreneurial activity and a faster pace of economic growth and innovation has fueled development, and wealth creation in emerging markets is growing at a higher rate than more mature markets, with approximately 57% of new wealth in the region being driven by first generation entrepreneurs.
Regulatory requirements for investment advisory services in Asia Pacific also continued to increase, including in the areas of suitability and appropriateness of advice and anti-money laundering.
Business strategy
Through a leading franchise in Asia Pacific, we pursue a client-centric, capital efficient business model, allocating resources to those parts of the business that are essential to increasing our activities with existing and new clients. Our strategy to be recognized as the “Trusted Entrepreneurs Bank of Asia Pacific” is rooted in multi-generational client relationships with some of the most significant business owners in the region. Our long-term view on ensuring consistency of coverage and business diversity supports revenue stability and attractive returns. Together with our capacity to withstand fluctuating market conditions, this has been critical to our ability to attract the right talent to our platform and to foster a partnership culture with a long-term ambition. Looking ahead, our strategic focus is on growing revenues and enhancing the delivery of our integrated model to deliver strong returns to our shareholders.
As such, we continue to focus our attention and resources on the following business areas and opportunities:
Focus on Ultra-High-Net-Worth activity
Asia Pacific has a highly dynamic client base. Our integrated platform, which spans industries and geographies, positions us to address the wealth and corporate needs of the growing base of UHNWI and entrepreneurs in the region. We have been recognized as a top private bank in Asia Pacific, and as a leader in advisory and capital markets activity. Our business platform connects wealthy individuals and institutional investors where, for example, investment banking mandates provide a source of attractive investment opportunities for UHNWI clients. We expect favorable long-term trends in wealth creation and the opening up of financial markets which offer associated growth opportunities to accelerate our pace of client acquisition and become an increasingly important provider of capital and liquidity solutions to key clients.
Deliver client critical equities and financing capabilities
We benefit from having leading positions in equities and certain fixed income markets, such as Asian rates trading. We have a top-ranked pan-Asia equities franchise and strong structured financing capabilities. Our competitiveness is supported by our ability to structure complex solutions across wealth and business interests and offer new products to our key clients. Continuous product innovation and a disciplined approach to risk help to form a baseline of profitability through market cycles. We continue to see opportunities to deliver new investment products and services from our investment banking platform. For example, we deliver institutionalized services to the growing family office client segment from our prime brokerage platform. We also expect financing growth to play a positive role in supporting the long-term economic development of Asian businesses and economies. Our financing business benefits from our exposure to UHNWI clients, who generally are high quality borrowers, meet strong collateral standards and are owners of large businesses. One of our financing businesses is our market-leading Emerging Markets Finance Group which services a range of borrowers with structured finance solutions. We expect to prudently build out quality credit and equity strategic financing to our clients, while remaining mindful of market volatility.
Grow broad base of business profitability
We plan to continue to invest and grow our existing business franchises where we have deep client relationships and strong, profitable market positions. Having a diversified business mix of clients, countries and product areas generally provides for a stable performance, especially in a region as dynamic as Asia Pacific, with its variety of economic characteristics. We believe that there is opportunity to grow our recurring fee-income base across the region, leveraging our integrated, advisory-led model. As a number of our peers reassess their Asia Pacific strategy and footprint, and as competition remains fierce, we intend to continue to adjust and innovate our business model and approach for new market entry or business acquisition to drive incremental growth. We believe that it is important to have a targeted client and coverage strategy coupled with comprehensive client-centric capabilities to effectively compete in Asia Pacific.
Significant transactions
We executed a number of noteworthy transactions in 2015, reflecting the diversity of our franchise across countries, sectors and clients.
– We advised on a number of key deals in Southeast Asia; in Malaysia, we executed Malakoff Corporation Berhad’s IPO (water and power producer), which was the third largest IPO in Southeast Asia over the past two years; in Indonesia, we advised on PT Hanjaya Mandala Sampoerna’s (tobacco) follow-on offering and on Taiwan’s Cathay Life Insurance Company’s acquisition of a stake in Bank Mayapada Internasional Tbk (financial services); in the Philippines, we advised on Rizal Commercial Banking Corporation’s sale of shares to Cathay Life Insurance Company (insurance).

– In China, we arranged Tsinghua Unigroup Company’s debut international bond offering (construction and engineering), in which we were sole global coordinator, book runner and lead manager. The transaction was the largest unrated US dollar bond offering issued by a Chinese state-owned enterprise issuer. We also arranged financings for clients including China National Offshore Oil Corporation (oil and gas exploration and development), China Huarong Asset Management (financial services) and Tencent Holdings (media and internet), and we also advised on a private equity placement for Alibaba Pictures Group (film and media).
– In Korea, we advised on Samsung C&T Corporation’s merger with Cheil Industries (textiles). In Australia and New Zealand, we advised GE Capital (financial services) on the sale of its consumer finance business. In Pakistan, we were involved in the government’s sale of shares in Habib Bank.
Awards and market share momentum
We were highly placed in a number of key industry awards in 2015:
– Best Private Bank – Asia for 2015 – Asian Private Banker
– Best Provider of Asia Equity-linked Flow Structured Products for 2015 – Asian Private Banker
– Best Equity Derivatives House – Asia for the second consecutive year from The Asset
– Best Regional Technology, Media and Telecommunications House for the second consecutive year from The Asset
– Ranked #1 in in Overall Penetration in Asian Equity Trading and Equity Research, Sales and Corporate Access according to the 2015 Greenwich Survey
Global markets
Business profile
Global Markets brings together our equity sales and trading and fixed income sales and trading businesses into one division to create a fully integrated franchise for our clients. Global Markets provides a broad range of financial products and services to client-driven businesses and also supports the Group’s private banking businesses and their clients, most notably UHNWI. Our suite of equity and fixed income products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world. We deliver our global markets capabilities through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.
Key data – Global Markets
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	7,391	8,613	8,974
Income/(loss) before taxes (CHF million)	(1,944)	2,657	3,012
Number of employees	13,000	11,900	12,100
Business environment
Operating conditions in 2015 were challenging, particularly for our fixed income businesses, in light of high levels of market volatility, lower client activity, continued uncertainty over interest rates in the major economies, a collapse in energy prices and a subdued global investment climate, particularly in the second half of the year. Uncertainty in the interest rate and credit environment resulted in significantly reduced issuance levels across many asset classes, particularly high yield. In addition, given an evolving regulatory environment, we announced plans to right-size fixed income businesses such as global macro products, with the aim of delivering higher profitability, lower capital usage and lower volatility in earnings across market cycles. Market conditions were more favorable for equity sales and trading businesses as higher volatility resulted in higher trading volumes and strong client activity. Given quantitative easing in many markets and modest increases in gross domestic product in developed economies, we believe equity markets should grow in the medium to long-term, thus benefitting our market-leading franchises.
Business strategy
The Global Markets division combines our equities and fixed income sales and trading platforms in the Americas and EMEA. The division will be focused on three primary strategic goals: prioritizing businesses with connectivity to our private banking clients, optimizing capital usage and increasing profitability by ensuring businesses deliver returns in excess of their cost of capital. We believe that this strategy will enable us to reduce earnings volatility, inherent in our results historically, and deliver consistent pre-tax income from our leading franchises across market cycles.
In line with the Group strategy, Global Markets will primarily refocus its product portfolio to enhance our private banking businesses. To achieve this, we will continue to invest in franchises that are important to private banking clients, such as cash equities, equity derivatives and the emerging markets group. We intend to grow our structured notes, share-backed lending and structured financing products while also shifting to more stable products that generate recurring revenues. Our goal is to optimize prime services, a key franchise for cash equities, by continuing to reduce capital usage and increase returns and to also refocus offerings to support UHNWI clients. We believe the repositioned Global Markets division will provide a differentiated platform to our private banking clients by offering simplified access to markets in different geographies, enhanced execution and clearing services and access to structured solutions products. We will also continue to defend and optimize our market-leading securitized products and credit franchises, despite their limited connectivity to the private banking businesses, given that they are expected to continue to drive profits for the Global Markets division.
We also expect to continue downsizing our macro business, primarily by building a capital-efficient and niche franchise in the Americas comprised of foreign exchange and non-cleared swap products. As a result, we have relinquished our European primary dealership and transferred the European rates options and secondary market making in European government bonds into the Strategic Resolution Unit.
Looking forward, we plan to holistically manage our leverage exposures across products with a focus on allocating capital to clients and businesses that are aligned with our objectives. In 2015, we have met both our year-end 2015 targets for risk-weighted assets and leverage exposure, with reported risk-weighted assets of USD 75 billion, compared to a target of approximately USD 83-85 billion, and leverage exposure of USD 317 billion, compared to a target of approximately USD 380 billion. We remain committed to maintaining our announced year-end 2018 capital targets for risk-weighted assets of approximately USD 83-85 billion and leverage exposure of approximately USD 370 billion.
Lastly, we will focus on building a profitable Global Markets franchise by investing in and optimizing our key businesses, with the goal of reducing earnings volatility. We plan to invest exclusively in businesses that exceed their cost of capital by evaluating them using the lower of return on risk-weighted assets or leverage exposure. Additionally, by combining historically separately run equity and fixed income businesses, we are repositioning the division to systematically create synergies across products, which is expected to further increase profitability and returns.
investment banking & capital markets
Business profile
The Investment Banking & Capital Markets division offers a broad range of investment banking products and services which include advisory services related to M&A, divestitures, takeover defense, restructurings and spin-offs, as well as debt and equity underwriting of public offerings and private placements. We also offer derivative transactions related to these activities. Our clients include leading corporations, financial institutions, financial sponsors, UHNWI and sovereign clients.
We deliver our investment banking capabilities through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Key data – Investment Banking & Capital Markets
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	1,752	2,106	2,014
Income/(loss) before taxes (CHF million)	(353)	508	581
Number of employees	2,800	2,400	2,400
Business environment
2015 was a challenging year, with volatile market conditions, reflecting increased concerns regarding the pace of global growth, falling energy prices, currency pressures in certain markets and uncertainty in the interest rate and credit environment. The impact of increased volatility was felt industry-wide, reducing our clients’ risk appetite and driving declines in debt and equity underwriting activity and fee pools. Our investment banking businesses were affected by the sharp decline in client activity levels in line with the industry.
Despite the slowdown in capital markets activity, M&A remained robust, supported by low financing costs and limited alternatives to drive earnings growth. Large deals were announced across many active sectors as companies sought consolidation and strategic acquisitions, particularly in healthcare, technology, insurance, aerospace & defense, and consumer products. Industry-wide announced M&A activity increased significantly compared to 2014, with volumes outpacing the previous record set in 2007. Credit Suisse advised on USD 795 billion of announced M&A transaction volume in 2015, up from USD 385 billion in 2014.
Business strategy
Our strategy focuses on leveraging our global structuring and execution expertise to develop innovative financing and advisory solutions for our clients. In October 2015, we announced a new strategy to grow the division through a targeted plan that is designed to generate sustainable, profitable growth and continue delivering returns in excess of our cost of capital. Our growth plan is based on the following key strategic priorities: rebalancing the product mix towards M&A advisory and equity underwriting, optimizing the client coverage footprint and launching a new initiative for UHNWI in the US.
In 2015, we observed market activity begin to pivot away from leveraged finance and towards advisory and equity underwriting as the credit cycle turned. Our goal is to rebalance our product mix to be consistent with this shift in the market by increasing our focus on M&A advisory and equity underwriting with our clients. We expect that refocusing our efforts on these solutions will not only allow us to better support our clients’ strategic goals, but will also contribute to a revenue mix that is more diversified and less volatile through the market cycle.
We have tailored our client strategy while optimizing our headcount and capital resources in order to deliver efficient and effective client coverage. Our strategic objective is to expand our coverage in high growth areas where our franchise is well-positioned. We expect to do this with targeted plans for investment grade corporates, non-investment grade corporates and financial sponsors. In addition, to support our clients looking for opportunities in developing economies, we have launched an emerging markets team that will integrate this geographical coverage across all industries and products.
Lastly, as part of the effort to further differentiate and diversify our offerings, we announced a new dedicated coverage group within Investment Banking & Capital Markets to cover UHNWI in the US. We believe this effort targets a meaningful untapped opportunity to cover UHNWI who are decision-makers over an average of USD 1.6 billion in industry-wide investment banking fees each year.
Significant transactions
We executed a number of noteworthy transactions in 2015, reflecting the diversity of our franchise.
– In debt capital markets we arranged key financings for a diverse set of clients including Charter Communications (cable), International Game Technology (gaming), Pharmaceutical Product Development (health care services), Spectrum Brands Holdings (consumer), Chemours Company (chemicals), Altice (cable), Berry Plastics (packaging) and The Coca-Cola Company (beverage).
– In equity capital markets we executed the IPO for Scout 24 Holding (digital marketplace), follow-on and convertible offerings for Teva Pharmaceutical Industries (pharmaceuticals), follow-on offering for Piraeus Bank Group (financial and banking services), equity convertible offering for Anthem (health insurance services), follow-on offering for Columbia Pipeline Group (natural gas pipelines), follow-on offering for Aramark Corporation (food, hospitality and facilities services) and follow-on offering for Newfield Exploration Company (oil and gas exploration and production).
– In M&A we advised on a number of transformational transactions throughout the year, including Dell’s acquisition of EMC Corporation (technology), the sale of Precision Castparts Corp. to Berkshire Hathaway (industrials), NXP Semiconductors’ merger with Freescale Semiconductor (semiconductors), Solvay’s acquisition of Cytec Industries (chemicals), the sale of Cameron International Corporation to Schlumberger (oilfield services), PartnerRe’s sale to EXOR. (reinsurance), Anthem’s acquisition of Cigna Corporation (health insurance services), Lockheed Martin’s acquisition of Sikorsky Aircraft (aerospace) and Canada Pension Plan Investment Board’s acquisition of Antares Capital from GE Capital (financial services).
strategic resolution unit
Business profile
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from the former non-strategic units plus transfers of additional exposures from the business divisions. The primary focus of the Strategic Resolution Unit is to facilitate the rapid wind-down of capital and costs in order to reduce the negative impact on the overall Group performance. From a risk-weighted assets (excluding operational risk) and leverage exposure perspective, the Strategic Resolution Unit is expected to wind-down by approximately 70% by year-end 2018. Repositioned as a separate division of the Group, the Strategic Resolution Unit provides clearer accountability, governance and reporting.
Key data – Strategic Resolution Unit
	in / end of
	2015	2014	2013
Key data
Net revenues (CHF million)	413	1,168	1,630
Loss before taxes (CHF million)	(2,510)	(3,573)	(2,558)
Number of employees	2,100	3,400	3,800
Composition
Our Strategic Resolution Unit contains specific wind-down activities and positions previously reported in the non-strategic units that were part of the former Private Banking & Wealth Management and Investment Banking divisions. These units included activities relating to the repositioning of select onshore private banking businesses, legacy cross-border private banking businesses, activities relating to the restructuring of the former Asset Management division, legacy fixed income portfolios, legacy litigation and legacy funding costs.
Additional transfers from the former Investment Banking division to the Strategic Resolution Unit included certain business exits and selected portfolios to resize our business divisions to our new strategic direction. Specifically, we have effected transfers from our macro, credit, securitized products, emerging markets and equity derivatives businesses to the Strategic Resolution Unit. From the former Private Banking & Wealth Management division, additional transfers include the US private banking business, select Western European branches and legacy asset management positions.
In addition, the Strategic Resolution Unit now includes an allocation of operational risk capital to establish a clear alignment of operational risk with underlying activities.
The Strategic Resolution Unit, for reporting purposes, is split into the following categories: restructuring of select onshore businesses which contains the onshore repositioning in select Western European countries and the US; legacy cross-border businesses and small markets which include the repositioning of cross-border businesses; restructuring of the former Asset Management division which includes portfolio divestitures and discontinued operations; legacy investment banking portfolios; and legacy funding costs relating to non-Basel III compliant debt instruments.
Noncontrolling interests without significant economic interest are reflected in the Strategic Resolution Unit and include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have non-controlling interests without significant economic interest.

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
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2015 and early 2016 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
Total Loss-Absorbing Capacity
On November 9, 2015, the Financial Stability Board (FSB) issued the final total loss-absorbing capacity (TLAC) standard for global systemically important banks (G-SIBs), which will become effective on January 1, 2019, subject to a phase-in until January 1, 2022. In order for this new standard to become effective, it must be implemented under local law in relevant jurisdictions. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments will include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement will be at least 16% of a G-SIB’s RWA as of January 1, 2019, and increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement must be at least 6% of the Basel III leverage ratio denominator as of January 1, 2019, and at least 6.75% as of January 1, 2022.
In Switzerland, on December 22, 2015, the Swiss Federal Council published its proposed revisions to the Capital Adequacy Ordinance and the Swiss Federal Ordinance on Banks and Savings Banks (Banking Ordinance). The proposal includes requirements for the Swiss G-SIB to hold TLAC of 18.0 – 22.3% of their RWA and of 6.75 – 8.0% of their leverage ratio denominator. The newly recalibrated system leads to total loss-absorbing capacity (including bail-in instruments and including all buffers, except the countercyclical buffer) of 10% of total exposure and of 28.6% of risk-weighted assess for Swiss G-SIBs, subject to rebates. It is expected that the new requirements will become effective as of July 1, 2016. The requirements would be phased-in until the end of 2019, with certain grandfathering rules for existing capital instruments (high-trigger tier 2 and low-trigger tier 1 and tier 2 instruments).
In the US, the Board of Governors of the Federal Reserve System published proposed rules on November 30, 2015 that would implement in the US the FSB’s TLAC standard. The proposed rules would require, among other things, the US intermediate holding companies (IHC) of non-US G-SIBs, such as Credit Suisse’s US IHC, to maintain minimum amounts of “internal” TLAC, which would include minimum levels of tier 1 capital and long-term debt satisfying certain eligibility criteria, and a related TLAC buffer commencing January 1, 2019. Credit Suisse’s US IHC would be required to issue all such TLAC instruments to a foreign parent entity (a non-US entity that controls the intermediate holding company). The proposed rules would also impose limitations on the types of financial transactions that Credit Suisse’s US IHC could engage in.
In the UK, on December 11, 2015, the Bank of England published for consultation a draft statement of policy on its approach to establishing the requirement under the EU Bank Recovery and Resolution Directive (BRRD) for certain UK entities, including Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), to maintain a minimum requirement for own funds and eligible liabilities (MREL). Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The draft statement of policy reflects both the TLAC standards and the requirements of the European Banking Authority’s (EBA) Regulatory Technical Standards on MREL. It does not propose to set TLAC requirements in addition to MREL. Also on December 11, 2015, the Prudential Regulation Authority (PRA) published a consultation on its supervisory statement on MREL and its relationship to both capital and leverage ratio buffers. Both consultation periods ended on March 11, 2016.
It is expected that other relevant jurisdictions in which Credit Suisse maintains material operations may also implement the internal TLAC aspect of the FSB‘s TLAC standard.
ISDA Resolution Stay Protocols
On November 12, 2015, the International Swaps and Derivatives Association, Inc. (ISDA) launched a new version of the ISDA Resolution Stay Protocol (Protocol) that expands coverage to certain securities financing transactions (SFT). Twenty-one major global banks, including Credit Suisse, voluntarily adhered to the Protocol at the time of its launch. By adhering to the Protocol, parties agree to be bound by, or “opt in,” to certain existing and forthcoming special resolution regimes to ensure that cross-border derivatives and SFT are subject to statutory stays on cross-default and early termination rights in the event a bank counterparty enters into resolution, regardless of their governing law. These stays are intended to facilitate an orderly resolution of a troubled bank. Statutory resolution regimes have been implemented in several jurisdictions, including Switzerland, the US and the EU. These regimes provide resolution authorities with a broad set of tools and powers to resolve a troubled bank, including the ability to temporarily stay, and under certain circumstances permanently override, the termination rights of counterparties of a bank and its affiliates in the event the bank enters into resolution. The Protocol introduces similar stays and overrides in the event that an affiliate of an adhering party becomes subject to proceedings under the US Bankruptcy Code, under which no such stays or overrides currently exist. However, these provisions are not effective until certain regulations are introduced in the US.
Although other large banking groups may also adhere to the Protocol, it is anticipated that buy-side or end-user counterparties of Credit Suisse will not voluntarily give up early termination rights and will therefore not adhere to the Protocol. In order to expand the scope of parties and transactions covered by the Protocol or similar contractual arrangements, the G-20 committed to introducing regulations requiring large banking groups to include Protocol-like provisions in certain financial contracts when facing counterparties under foreign laws. Certain G-20 member nations introduced such requirements in 2015, and more are expected to do so in the coming years.
In Switzerland, the Swiss Federal Council introduced amendments to the Banking Ordinance that will require banks, including Credit Suisse, to include terms in their contracts (and in contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law) would be enforceable with respect to such contracts. These requirements are set forth in the Banking Ordinance since January 1, 2016. The Swiss Financial Market Supervisory Authority FINMA (FINMA) is responsible for determining the appropriate time for complying with this requirement in line with international standards.
In the UK, the PRA published final rules in November 2015 requiring UK entities, including CSI and CSSEL, to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act of 2009 (UK Banking Act) that would be applicable upon their resolution. UK entities must comply with these rules from June 2016.
Similar requirements are expected to be introduced in the US in 2016.
ISDA is currently in the process of developing another protocol, the ISDA Jurisdictional Modular Protocol that is expected to facilitate market-wide compliance with these newly introduced requirements by both dealers, such as Credit Suisse, and their counterparties.
Supervision
On March 18, 2015, the Basel Committee on Banking Supervision (BCBS) and the International Organization of Securities Commissions (IOSCO) announced a nine-month delay (from December 1, 2015 to September 1, 2016) in the start date for margin requirements for non-centrally cleared derivatives, subject to a specified phase-in schedule. These changes have been reflected in the final margin rules in certain key jurisdictions (such as Switzerland, the US, the EU and Canada), although the timing for the publication of those final rules and the ensuing length of time between final rule publication and the new September 1, 2016 effective date of the margin requirements remain unclear for other jurisdictions. Further delay or a lack of coordination in national rulemaking processes in these other jurisdictions could result in disruption to the derivatives markets and Credit Suisse’s derivatives businesses.
Switzerland
As of January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>”Too Big to Fail” legislation and regulations thereunder. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in through year-end 2018.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

Supervision
On April 29, 2015, the Swiss Federal Council decided to bring the Federal Act on Implementing the Revised Recommendations of 2012 of the Financial Action Task Force into force in two stages. First, the provisions on the transparency of legal entities and bearer shares entered into force on July 1, 2015, introducing new reporting obligations for shareholders of non-listed companies. Second, other provisions, such as expanding the term “politically exposed person”, amending the rules on the freezing of assets and introducing new predicate offenses for money laundering, entered into force on January 1, 2016, as they required further implementation.
On June 19, 2015, the Swiss Parliament passed an amendment to the Swiss Federal Act on the Swiss Financial Market Supervisory Authority of June 22, 2007. The amendment provides for an enhanced direct cooperation between entities supervised by FINMA and foreign supervisors as well as foreign agencies performing supervisory functions, and the participation of FINMA in this process to restrict the transfer of information in certain cases. The amendment entered into effect on January 1, 2016.
On June 19, 2015, the Swiss Parliament passed the Financial Market Infrastructure Act (FMIA), which became effective on January 1, 2016. The FMIA contains supervisory law requirements for the operation of financial market infrastructures and provides rules applicable to trading in securities and derivatives for all financial market participants, in particular new derivatives trading rules. The core purpose of the FMIA is to adjust Swiss regulation of financial market infrastructure and derivatives trading to market developments and international requirements, in particular the EU regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories (also known as the European Market Infrastructure Regulation, or EMIR).
On November 4, 2015, the Swiss Federal Council adopted the dispatch on, and drafts of, the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA) and submitted them to the Swiss Parliament. The FFSA will govern the prerequisites for offering financial instruments and providing financial services, including the provision of financial services to Swiss clients from abroad on a cross-border basis. Moreover, the draft FFSA contains uniform rules on prospectus requirements and introduces the requirement to prepare a basic information document for offerings of financial instruments other than shares to retail customers. The draft FinIA provides for a differentiated supervisory regime for financial institutions and introduces supervision of certain categories of asset managers that have previously not been subject to supervision.
On September 25, 2015, the Swiss Parliament adopted amendments to the anti-corruption laws related to public officials. The scope of offenses of granting or accepting an undue advantage will be expanded to include advantages that are granted to a third party related to public officials instead of only to public officials themselves. Additionally, the Swiss Parliament adopted amendments regarding bribery in the private sector which will become a statutory offense under the Swiss Criminal Code instead of being addressed only under unfair competition law.
On December 18, 2015, the Swiss Parliament adopted a federal act on the freezing and restitution of illicitly acquired assets of foreign politically exposed persons. This act reflects Switzerland’s current practice in this area. It is subject to a referendum until April 9, 2016. If a referendum is not requested, the Swiss Federal Council will determine the date on which the act will enter into effect.
On January 1, 2016, the Swiss Bankers Association’s revised agreement governing the banks’ code of conduct with regard to the exercise of due diligence entered into effect. Among other things, the beneficial owner (controlling owner) of operative legal entities and private companies must be identified, subject to certain exceptions.
On January 1, 2016, the revised Anti-Money Laundering Ordinance entered into effect. Among other things, the revised Anti-Money Laundering Ordinance contains more detailed provisions on the new due diligence obligations and reporting duties for traders set out in the Anti-Money Laundering Act.
Tax
Swiss Tax Administrative Assistance Act
On February 1, 2013, the Swiss Tax Administrative Assistance Act entered into force. The act governs administrative assistance in double taxation and international agreements that Switzerland has entered into, which provide for the exchange of information relating to tax matters consistent with Article 26 of the Organization for Economic Cooperation and Development (OECD) Model Tax Convention. Under the act, administrative assistance is no longer prohibited for group requests based on a behavioral pattern, but so-called “fishing expeditions” are expressly prohibited. However, group requests are only permissible with respect to information relating to tax periods from February 1, 2013. On August 1, 2014 an amendment of the Swiss Tax Administrative Act entered into force. The amendment allows in certain cases that the affected taxpayer be informed after the information has been communicated to the authorities of the requesting country, and the establishment of a special procedure for informing parties affected by a group request. In September 2015, the Swiss Federal Council initiated consultation proceedings on the revision of the Swiss Tax Administrative Assistance Act. The revision provides for an easing of Swiss practices with regard to stolen data. The revised law would allow, under certain circumstances, to respond to requests if a foreign country has obtained the stolen data via normal administrative assistance channels or from public sources. The proposed revision has not yet been approved by the Swiss Parliament.
On January 1, 2016, a new provision of the Swiss Tax Administrative Assistance Ordinance entered into force. The new provision defines the possibility of passing on the costs of international administrative assistance to the person or financial institution concerned.

Swiss-EU savings tax agreement
The European Commission has revoked the EU Savings Directive on the taxation of savings income in the form of interest payments, with effect from January 1, 2017 in the case of Austria, and with effect from January 1, 2016 in the case of all other EU member states. The revocation is subject to on-going requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before those dates. The purpose of the revocation is to prevent overlap between the EU Savings Directive and the new automatic exchange of information (AEOI) regime to be implemented under the Council Directive on Administrative Cooperation in the field of Taxation, as amended by the Amending Cooperation Directive.
Under the Amending Cooperation Directive, member states are required, as of January 1, 2016 (January 1, 2017 in the case of Austria), to provide to the tax authorities of other member states information concerning all relevant financial income including interest, dividends and other similar types of income. Information on account balances, sale proceeds from financial assets and income from certain insurance products is also part of the scope. Member states will start exchanging information automatically for the first time by September 30, 2017 (September 30, 2018 in the case of Austria). The new regime is consistent with the Standard for Automatic Exchange of Financial Account Information in Tax Matters released by the OECD in July 2014 (Global Standard), meaning that tax authorities of member states should be able to use one single format for exchanging information both within and outside the EU.
On May 27, 2015, in connection with the Amending Cooperation Directive, Switzerland and the EU signed an amendment protocol to the 2004 agreement between the EU and Switzerland. If ratified, the amendment protocol would replace the current withholding system implemented by Switzerland and introduce an extended AEOI regime in accordance with the Global Standard beginning in 2018, as well as expand the range of payments covered. The amendment is pending approval by the Swiss Parliament and, subject to approval and an optional referendum, is expected to enter into force on January 1, 2017. Subject to these conditions, the EU and Switzerland intend to collect account data from 2017 and exchange it from 2018 once the necessary Swiss implementing legislation enters into effect.
FATCA
On June 2, 2014, the agreement on cooperation to simplify the implementation of the Foreign Account Tax Compliance Act (FATCA) between Switzerland and the US entered into force. The corresponding implementing act entered into force on June 30, 2014. FATCA implementation in Switzerland is based on Model 2, which means that Swiss financial institutions disclose account details directly to the US tax authority with the consent of the US clients concerned, and that the US has to request data on recalcitrant clients through normal administrative assistance channels. The agreement is expected to reduce the administrative burden for Swiss financial institutions associated with the implementation of FATCA. FATCA requirements entered into force on July 1, 2014. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement, and that would instead require Foreign Financial Institutions (FFIs) in Switzerland to report US accounts to the Swiss authorities, with an AEOI between Swiss and US authorities. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
Amendment protocol to the Swiss/Italian tax treaty
On February 23, 2015, Switzerland and Italy signed a protocol of amendment to the double taxation agreement between Switzerland and Italy providing for an exchange of information upon request according to the Global Standard, applicable from the date of signing of the protocol. The protocol also includes a roadmap to enable Italian taxpayers with untaxed accounts in Switzerland to take part in the Italian voluntary disclosure program under the same conditions as those in Italy or other countries before introduction of AEOI. The Swiss Parliament is expected to approve the amendment in the first half of 2016. The amendment is then subject to an optional referendum.
Automatic exchange of information in tax matters
On December 18, 2015, the Swiss Parliament adopted the Federal Act on the International Automatic Exchange of Information in Tax Matters to enable the AEOI and approved the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information (MCAA). The Federal Act on the International Automatic Exchange of Information in Tax Matters and the MCAA are subject to an optional referendum until April 9, 2016. Provided that no referendum takes place or that the outcome of the referendum is positive, Switzerland will ratify the MCAA and the Federal Act on the International Automatic Exchange of Information in Tax Matters will enter into force. Subject to the laws entering into force on January 1, 2017, first data will be collected from January 1, 2017 and be exchanged from January 1, 2018.
To date, in addition to the May 27, 2015 amendment protocol between Switzerland and the EU, Switzerland signed joint declarations with Australia, Jersey, Guernsey, Isle of Man, Iceland, Norway, Japan, Canada and South Korea on the introduction of the AEOI in tax matters on a reciprocal basis. Switzerland is negotiating the introduction of the AEOI with other countries with which it has close economic contacts.
On December 18, 2015, the Swiss Parliament approved the Convention on the Mutual Administrative Assistance in Tax Matters signed by Switzerland on October 15, 2013, which is subject to an optional referendum until April 9, 2016.

Final foreign withholding taxes with UK and Austria
Since January 1, 2013, bilateral tax agreements between Switzerland and each of the UK and Austria are in force. The agreements, among other things, require a Swiss paying agent to levy a non-refundable (final) tax at specified rates on interest, dividends and capital gains deriving from assets, including shares of Credit Suisse Group AG, held in accounts or deposits with a Swiss paying agent in respect of individuals residing in the UK or Austria who did not opt for voluntary disclosure of the interest, dividends or capital gains to the tax authority of the country of their residence. The final withholding tax substitutes the UK or Austrian income tax and capital gains tax on such interest, dividends or capital gains, unless the individuals elect for the flat-rate tax withheld to be treated as if it were a credit allowable against the income tax or capital gains tax due for the relevant tax year in the UK or Austria. Subject to the new law on AEOI entering into force on January 1, 2017, Swiss paying agents will not have to apply the final withholding tax regimes from January 1, 2017, as they will have to process the AEOI from that time also for UK and Austrian residents.
Withholding tax reforms
On September 11, 2015, the Swiss Federal Council submitted a legislative bill to the Swiss Parliament proposing to extend the current withholding tax exemption of interest paid on contingent convertible bonds and write-down bonds approved by FINMA and issued between January 1, 2013 and December 31, 2016, to issuances through December 31, 2021, and to also exempt interest paid on TLAC-instruments approved by FINMA and issued between January 1, 2017 and December 31, 2021. The proposal has been adopted by the Swiss Parliament. Subject to a subsequent optional referendum, the new law is expected to enter into effect on January 1, 2017.
On November 4, 2015, the Swiss Federal Council announced that it had mandated the Swiss Federal Finance Department to appoint a group of experts to prepare a proposal for a reform of the Swiss withholding tax system. The proposal is expected to, among other things, replace the current debtor-based regime applicable to interest payments with a paying agent-based regime for Swiss withholding tax. This paying agent-based regime is expected to be similar to the one contained in the draft legislation published by the Swiss Federal Council on December 17, 2014, which was withdrawn on June 24, 2015.
Corporate Tax Reform Act III
On June 5, 2015, the Swiss Federal Council submitted the Corporate Tax Reform Act III to the Swiss Parliament. The act aims at strengthening the Swiss tax system in light of the abolition of cantonal tax privileges for holding companies, mixed companies and domicile companies by, among other things, introducing a patent box, increased deductions for research and development expenditures, step-up of assets, reduced capital taxes and abolition of issue stamp tax on equity capital. Additional measures by certain cantons include lowering the corporate income tax rates to 12.5% or a similar range. The act is currently being deliberated by the Swiss Parliament. In the deliberations it was proposed to additionally introduce a notional interest deduction. The new rules are expected to enter into force in 2019.
Resolution regime
On January 1, 2016, the amendment to the Bank Law entered into effect. The amendment extends FINMA’s existing bank resolution powers to Swiss domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups, and extends FINMA’s power to stay termination or termination rights, among others, linked to resolution measures to cover all contracts. The Bank Law is currently subject to proposed amendments by the annex to the FinIA. These amendments would introduce a new notification requirement prior to a Swiss bank’s acquisition of a qualified participation in a foreign entity and revise the bank resolution regime. The proposed revisions to the bank resolution regime include (i) eliminating the requirement for a bail-in to be a means of last resort to avoid insolvency, providing for subordination of TLAC instruments to senior bonds and other unsubordinated claims in restructuring proceedings (including any related bail-in), and (ii) an automatic suspension of voting rights of shares in a Swiss bank or bank holding company acquired in connection with the conversion of debt into shares as a result of a bail-in if those shares exceed 10% of such bank or bank holding company’s total voting rights, with such suspension continuing until FINMA has decided that such a participation is not to the detriment of the bank or bank holding company.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further detailed rulemaking by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC), and uncertainty remains about the final details.
Supervision
On August 5, 2014, the Fed and the FDIC announced the completion of their review of our 2013 US resolution plan and the 2013 plans of the 10 other “first wave” filers. The Fed and FDIC released a joint statement indicating that the Fed and FDIC had identified shortcomings in the plans and that the Fed and FDIC expect “first wave” filers, including us, to demonstrate that they are making significant progress to address those shortcomings in their 2015 resolution plans. We reviewed the specific comments the Fed and FDIC provided and sought to address their comments in our most recent resolution plan, which was submitted by the July 1, 2015 deadline.

On March 4, 2016, the Fed proposed rules that would impose single-counterparty credit limits on large bank holding companies and foreign banking organizations. The proposed rule would limit the credit exposure of our IHC and of our combined US operations (including Credit Suisse AG’s New York Branch (New York Branch)) to any single counterparty, based on eligible capital held at the IHC or the Group, respectively. The proposed rule would apply a more stringent standard for credit exposures to major counterparties, including other G-SIBs.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Derivative regulation
Security-based swap regulation
On February 11, 2015, the SEC published two final rules and one proposed rule relating to the reporting and public dissemination of security-based swap (SBS) transaction data. These rules create a reporting regime for SBS that is generally similar to the reporting regime that the CFTC has already created for swaps pursuant to requirements in the Dodd-Frank Act. In certain areas, however, differences between the SEC’s and CFTC’s reporting rules could result in additional implementation costs. Also, the SEC has not yet finalized key aspects of its SBS reporting regime, such as the treatment of block trades, cleared transactions and certain cross-border issues. Compliance with the SBS reporting rules by Credit Suisse will not be required until after the SEC adopts final compliance dates and the first SBS data repositories are registered with the SEC, which may occur later in 2016.
On April 29, 2015, the SEC proposed rules that would apply certain SEC registration, reporting and business conduct requirements to a SBS between a non-US SBS dealer, such as CSI or CSSEL, and another non-US person if the SBS was arranged, negotiated or executed by US personnel acting on behalf of the non-US SBS dealer. On February 10, 2016, the SEC finalized the aspect of this proposal relating to registration requirements, but it has not yet finalized aspects of the proposal relating to reporting or business conduct. These final rules could expand the scope of non-US Credit Suisse entities potentially subject to registration with the SEC beyond CSI and CSSEL. In addition, if the SEC adopts similar final rules for reporting and business conduct, these rules could deter non-US counterparties from interacting with our US personnel. Mitigating these issues could require us to reorganize our front office functions accordingly, which could impede effective risk management and market making activities in SBS based on US companies. These rules also could cause us to incur significant additional costs in order to modify our compliance infrastructure and controls.
On August 5, 2015, the SEC adopted final rules relating to the process for SBS dealers and major SBS participants to register with the SEC. In addition to addressing the registration process, the final rules contain additional requirements for non-US SBS dealers, such as CSI or CSSEL, and major SBS participants that are intended to promote the ability of the SEC to obtain access to books and records and conduct examinations. We are reviewing these requirements to determine whether they will necessitate any changes in how Credit Suisse conducts its SBS business with US persons or involving US-located Credit Suisse personnel. Compliance with the final rules will not be required until after the SEC completes several other rulemakings relating to SBS dealers and major SBS participants.
Margin requirements
On October 22 and 30, 2015, US banking regulators adopted final margin rules for non-cleared swaps and security-based swaps entered into by swap dealers, SBS dealers, major swap participants and major SBS participants that are banks, which include CSI. Likewise, on December 16, 2015, the CFTC adopted final margin rules for non-cleared swaps (but not security-based swaps) entered into by swap dealers and major swap participants that are not banks, which include CSSEL. Under these rules, CSI and CSSEL will be required to collect and post initial and variation margin for the relevant types of swaps and prohibited from re-using initial margin. These margin requirements will be significantly higher than current market practice, which could adversely affect CSI’s and CSSEL’s derivatives sales and trading businesses by increasing the cost of and reducing demand for non-cleared swaps and SBS. Moreover, calculation of initial margin by use of margin models is available only if the applicable regulators have approved CSI and CSSEL’s margin models. Any delay in receiving margin model approval following the effective date of the margin requirement will mean that CSI and CSSEL will be required to calculate initial margin using the standardized method, which will significantly increase the cost of initial margin on such uncleared swaps and make CSI and CSSEL less competitive in the uncleared swaps market against other swap dealers who have received initial margin model approval. Further, the application of these new margin requirements will apply not only to new swaps executed after the effective date of the rules, but also to amendments and transfers of existing swaps, that would otherwise be grandfathered. The fact that amendments and transfers of existing swaps may subject our counterparties to higher margin requirements may cause such counterparties to not consent to amendments and transfers that we may request, which may have adverse impacts on Credit Suisse.
Although the US margin rules are generally consistent with margin rules proposed in the EU, differences in the scope of products and entities covered by the rules, and limits on the eligibility of CSI and CSSEL to satisfy US rules through “substituted compliance” with EU rules, could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities, especially in the inter-dealer market. Availability of substituted compliance (whether partially or in full) will depend on a further rulemaking by the CFTC to implement a June 29, 2015 proposal addressing cross-border application of the CFTC margin requirements for non-cleared swaps, as well as future comparability determinations by the CFTC and US banking regulators. These determinations may impose limits on the extent to which non-US swap dealers, including CSI and CSSEL, could rely on comparable EU rules in lieu of US rules.
The US rules will follow a phased implementation schedule, with (i) variation margin requirements coming into effect on September 1, 2016 for trading among the most significant market participants and March 1, 2017 for other covered entities, and (ii) initial margin requirements phasing in annually for different counterparties from September 1, 2016 until September 1, 2020, depending on the notional derivatives exposure of the counterparty and its affiliates during the preceding March, April and May and applying first to trading among the most significant market participants. As a result, these rules will begin to apply to CSI and CSSEL on September 1, 2016 for our trading with other large, globally active swap dealers, and then will phase-in over 2016-2020 for our trading with less active counterparties.
CFTC no-action relief
On August 13, 2015, the CFTC issued a no-action letter that extends from September 30, 2015 until September 30, 2016 the expiration date for relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as CSI or CSSEL, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer.
On November 9, 2015, the CFTC issued a no-action letter that extends from December 1, 2015 until December 1, 2016 the expiration date for relief from a requirement that certain non-US swap dealers, including CSI and CSSEL, report information about their swaps with non-US counterparties to a US data repository.
Expiration of either of these letters without modifications to the CFTC’s guidance or permitting substituted compliance with the EU rules could reduce the willingness of non-US counterparties to trade with CSI and CSSEL, which could negatively affect our swap trading revenue or necessitate changes to how we organize our swap business. We continue to monitor these developments and prepare contingency plans to comply with the final guidance once effective.
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
Supervision
On August 30, 2015, the European Securities and Markets Authority (ESMA) concluded that there are no obstacles to extending the passporting regime under the Alternative Investment Fund Managers Directive to jurisdictions such as Guernsey, Jersey or Switzerland provided that, in relation to Switzerland, certain amendments are made to the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA). Such passporting regime allows authorized alternative investment fund managers to market alternative investment funds to professional investors throughout the EU. The ESMA reached no definitive views on extending such passport regime in relation to Hong Kong, Singapore and the US.
On December 9, 2015, the European Commission approved a compromise agreed with the European Parliament on new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments. The new benchmark regulation will govern the activities of benchmark administrators and submitters, including by means of a legally-binding code of conduct for contributors of data. Stricter rules will apply to critical benchmarks, such as those used as a reference for financial instruments or financial contracts or for the determination of the performance of certain investment funds. Certain restrictions and rules introduced by the benchmark regulation will apply to Credit Suisse in its capacity as benchmark user and contributor. It is expected that the benchmark regulation will officially enter into force during the course of 2016 and will become applicable from 2017 onwards.
On December 14, 2015, the EBA published its final guidelines on limits on exposures to shadow banking entities that carry out banking activities outside the regulated framework of the Capital Requirements Regulation. The guidelines will apply from January 1, 2017 and, along with a new definition for shadow banking, they explain the methodology that should be used by institutions, as part of their internal policies and procedures, for managing concentration risk arising from exposure to shadow banking entities.
On December 16, 2015, the Financial Conduct Authority (FCA) and the PRA published policy statements relating to the new accountability regime for UK branches of foreign banks, which consists of the senior managers regime, the certification regime and the conduct rules. Final rules are introduced to create the new accountability framework for individuals working in UK branches of overseas banks that are authorized to accept deposits or deal in investments as principal in the UK. The new regime is aimed at ensuring greater individual accountability in the banking sector.
On January 12, 2016, the revised Payment Services Directive (PSD2) came into force. PSD2 updates the current framework on payment services, extending its scope to payment service providers that were previously unregulated, and improving the transparency and security of payment services. PSD2 will apply to payment services provided in the EU either where (i) both the payer’s and the payee’s payment service provider are located in the EU, or (ii) where only one payment service provider is located in the EU. The PSD2 will also regulate two new payment services relating to the provision of payment initiation and account information services. EU member states must transpose PSD2 into their national legislation by January 13, 2018.

Derivative regulation
On November 13, 2015, the European Commission announced that it had determined five countries to have the equivalent regulatory regimes for central counterparties as the EU, namely Switzerland, Canada, Mexico, South Africa and South Korea. On February 10, 2016, the European Commission published a statement setting out the agreed approach with the CFTC regarding the requirements for transatlantic central counterparties (CCPs). The agreement reached between the European Commission and the CFTC is intended to facilitate the EU CCPs’ ability to operate in the US, as well as the US CCPs’ ability to provide services to EU companies. The European Commission’s equivalence decision under EMIR with respect to CFTC requirements for US CCPs was adopted on March 15, 2016 and published in the EU Official Journal on March 16, 2016. The equivalence decision will enter into force on April 5, 2016 paving the way for the recognition by ESMA of CFTC-registered US CCPs whose internal rules and procedures meet the conditions set out in the decision. The CFTC has adopted on March 16, 2016 a substituted compliance framework for dually-registered EU CCPs, together with a comparability determination with respect to certain EU CCP requirements and a no-action letter providing limited relief from the application of CFTC requirements to certain aspects of a derivatives clearing organization (DCO)/CCP’s non-US clearing activities, which became effective immediately upon the determination’s publication in the Federal Register on March 22, 2016.
On December 21, 2015, the European Commission Delegated Regulation concerning the regulatory technical standards on the clearing obligation for certain classes of interest rate OTC derivatives under EMIR entered into force. The regulation governs certain interest rate swaps such as basis swaps, fixed-to-float interest rate swaps, forward rate agreements and overnight index swaps. It recognizes the fact that different types of counterparties need different periods of time for making arrangements to clear the interest rate OTC derivatives subject to the clearing obligation. Accordingly, the implementation dates for these clearing obligations range from June 21, 2016 to December 21, 2018 with the frontloading obligation coming into effect for the largest market participants in respect of contracts entered into or novated on or after February 21, 2016. EMIR margin requirements for non-cleared OTC derivatives will come into effect on September 1, 2016.
On March 8, 2016 the EBA, the ESMA and the European Insurance and Occupational Pensions Authority (EIOPA) published draft final implementing rules requiring the two-way exchange of initial and variation margin for non-centrally cleared OTC derivatives, which are consistent with the international standards adopted by the BCBS and the IOSCO. Other third country jurisdictions (e.g. U.S, Japan, Hong Kong, Singapore) are also implementing the BCBS/IOSCO international standards, and the extent to which the EU and other third country regulators will recognize each other’s rules remains unclear. The resulting potential for conflicting and/or duplicative rules may increase the cost of trading non-centrally cleared OTC derivative contracts. Once finalized through adoption by the European Commission and referral to the European Parliament and the European Council, the rules will come into effect following a phased implementation schedule that is consistent with the BCBS/IOSCO schedule. Accordingly, the application of the final EU margin rules will become effective on September 1, 2016 for our trading of in-scope non-cleared OTC derivative contracts with other large, globally active swap dealers, and will be phased-in over 2016-2020 for our trading with other affected smaller derivatives market participants.
On January 12, 2016, the regulation on transparency of securities financing transactions entered into force with certain provisions applying from that date and other provisions being phased-in. The regulation requires that counterparties to securities financing transactions report the details of any securities financing transactions to a trade repository and allows them to reuse financial instruments received as collateral subject to certain conditions.
Market abuse
On January 7, 2016, the European Commission Implementing Directive on reporting to competent authorities actual or potential infringements of the EU Market Abuse Regulation (MAR) entered into force and must be transposed by EU member states into national law by July 3, 2016. MAR requires EU member states to ensure that competent authorities establish mechanisms to enable infringements of MAR to be reported to the authorities. Different communication channels will be implemented by the competent authorities and adequate protection will be provided to whistle-blowers against retaliation, discrimination or any other type of unfair treatment from their employers.
Tax
11 EU member states have taken forward a proposal for a common financial transaction tax (FTT) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (participating member states). If approved in the proposed form, the tax would apply to a wide range of financial transactions, including minimum rates of 0.01% for derivative products and 0.1% for other financial instruments. Generally, the proposed tax would apply to certain financial transactions where at least one party is a financial institution, and at least one party is established in a participating member state. The FTT proposal remains subject to negotiation among the participating member states and the legality of the proposal is uncertain (it will require unanimous agreement of at least nine member states to become effective). Additional EU member states may decide to participate and/or certain of the participating member states may decide to withdraw. Where a participating member state already has a financial transaction tax in place, such as France and Italy, the FTT would be expected to replace those existing national FTT regimes. In December 2015, a joint statement was issued by the participating member states (other than Estonia), indicating an intention to make decisions on the remaining open issues by the end of June 2016. If the FTT is implemented as proposed, certain transactions carried out by Credit Suisse institutions in participating member states, or by

Credit Suisse entities with a party established in a participating member state, will be subject to the tax.
UK
Resolution regime
With effect from January 1, 2015, changes have been made primarily to the UK Banking Act, the Financial Services and Markets Act 2000 (FSMA) and the Insolvency Act 1986 in order to reflect the BRRD requirements in relation to the recovery and resolution regime. Extensive changes were made to the special resolution regime (SRR) through the UK Banking Act to cover matters related to the special resolution objectives, the conditions for triggering the SRR, the asset separation tool, the government’s stabilization options and the write down of capital instruments, as well as the implementation of the bail-in tool. Furthermore, as a result of the changes introduced by the BRRD, the Bank of England, the PRA and the FCA have been granted additional powers to manage the recovery and resolution process of the relevant credit institutions subject to this regime.
On November 13, 2015, the PRA set out final rules on contractual stays in financial contracts governed by third-country law. The purpose of the rules is to ensure that resolution action taken in relation to a relevant firm would not immediately lead to the early termination of those of its financial arrangements governed by third-country law, while similar financial arrangements governed by the laws of the UK or another EU jurisdiction are stayed. These rules apply to counterparties of UK firms, PRA-authorized banks, and to credit institutions and financial institutions that are subsidiaries of PRA-authorized banks. The rules will come into effect on June 1, 2016.
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
FINMA is the sole bank supervisory authority in Switzerland and is independent from the Swiss National Bank (SNB). Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. Under the >>>”Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically relevant banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group as a systemically relevant bank.
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
Swiss banks are subject to the >>>Basel III framework and the Swiss “Too Big to Fail” legislation and regulations thereunder, which include capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
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
Resolution regime
The Banking Insolvency Ordinance-FINMA (the Banking Insolvency Ordinance) governs resolution (i.e., restructuring or liquidation) procedures of Swiss banks and securities dealers, such as Credit Suisse AG, and of Swiss domiciled parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to financial groups. Instead of prescribing a particular resolution concept, the Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
FINMA may open resolution proceedings if there is justified concern that the relevant Swiss bank (or Swiss domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups) is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. Resolution proceedings may only take the form of restructuring (rather than liquidation) proceedings if (i) the recovery of, or the continued provision of individual banking services by, the relevant bank appears likely and (ii) the creditors of the relevant bank are likely better off in restructuring proceedings than in liquidation proceedings. All realizable assets in the relevant entity’s possession will be subject to such proceedings, regardless of where they are located.
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG or since January 1, 2016 Credit Suisse Group AG, it would have discretion to take decisive actions, including (i) transferring the assets of the bank or Credit Suisse Group AG, as applicable, or a portion thereof, together with its debt and other liabilities, or a portion thereof, and contracts, to another entity, (ii) staying (for a maximum of two working days) the termination of, and the exercise of rights to terminate netting rights, rights to enforce or dispose of certain types of collateral or rights to transfer claims, liabilities or certain collateral, under contracts to which the bank or Credit Suisse Group AG, as applicable, is a party, (iii) converting the debt of the bank or Credit Suisse Group AG, as applicable, into equity (debt-to-equity swap), and/or (iv) partially or fully writing off the obligations of the bank or Credit Suisse Group AG, as applicable (haircut).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written-off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.
For systemically relevant institutions such as Credit Suisse AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
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

Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Fed in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the Fed and is subject to federal banking law requirements and limitations on the acceptance and maintenance of deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the FDIC.
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
Credit Suisse is also subject to the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the CEO of the top-tier foreign banking organization or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. The Volcker Rule’s implementing regulations became effective in April 2014 and Credit Suisse was generally required to come into compliance with the Volcker Rule by July 2015, with the exception of certain investments and relationships with private equity funds and hedge funds that were in place prior to December 31, 2013, for which the Fed has extended the compliance deadline to July 21, 2016 and indicated its intention to grant a further one-year extension to July 21, 2017. Credit Suisse implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule by the July 21, 2015 deadline. The Volcker Rule’s implementing regulations are highly complex and may be subject to further regulatory interpretation and guidance, and its full impact will not be known with certainty for some time.
Fed regulations implementing the Dodd-Frank Act require Credit Suisse to create a single US IHC to hold substantially all of its US subsidiaries with limited exceptions by July 1, 2016. The IHC requirement does not apply to the New York Branch. The IHC will be subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the BCBS, though they diverge in several important respects due to the requirements of the Dodd-Frank Act. The IHC may become subject to additional requirements under the Fed’s proposed TLAC framework for IHCs, described above. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) are subject to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and the New York Branch, and stress testing. Under proposals that remain under consideration, the IHC and the combined US operations of Credit Suisse may become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse may also become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators. The Fed has also indicated that it is considering future rulemakings that could apply the US rules implementing the Basel III LCR to the US operations of certain large foreign banking organizations.
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
Each of CSI and CSSEL is registered with the CFTC as a swap dealer as a result of its swap activities with US persons and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory exchange-trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports, internal controls, and margin requirements. It is anticipated that the CFTC will in 2016 or 2017 finalize rules related to capital requirements and position limits, as well as potentially expand the scope of its mandatory clearing and exchange-trading requirements to cover certain types of foreign exchange transactions.
One of our US broker-dealers, Credit Suisse Securities (USA) LLC, is also registered as a futures commission merchant and subject to the capital, segregation and other requirements of the CFTC and the NFA.
Our asset management businesses include legal entities registered and regulated as commodity pool operators and commodity trading advisors by the CFTC and the NFA.
In addition, we expect the SEC to finalize some of its rules implementing the derivatives provisions of the Dodd-Frank Act during 2016. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. In particular, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects.

FATCA
FATCA became law in the US on March 18, 2010. The legislation requires FFIs (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. Switzerland and the US entered into a “Model 2” intergovernmental agreement to implement the reporting and withholding tax provisions of FATCA that became effective on June 2, 2014. FATCA requirements entered into force on July 1, 2014. The intergovernmental agreement enables FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement, and that would instead require FFIs in Switzerland to report US accounts to the Swiss authorities, with an AEOI between Swiss and US authorities. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
Resolution regime
The Dodd-Frank Act also establishes an “Orderly Liquidation Authority”, a new regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. The Secretary of the US Treasury may under certain circumstances appoint the FDIC as receiver for a failing financial company in order to prevent risks to US financial stability. The FDIC would then have the authority to charter a “bridge” company to which it can transfer assets and liabilities of the financial company, including swaps and other qualified financial contracts, in order to preserve the continuity of critical functions of the financial company. The FDIC has indicated that it prefers a single-point-of-entry strategy, although it retains the ability to resolve individual financial companies. On February 17, 2016, the FDIC and SEC proposed rules that would clarify the application of the Securities Investor Protection Act in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority. In addition, the Dodd-Frank Act and related rules promulgated by Fed and the FDIC require bank holding companies with total consolidated assets of USD 50 billion or more, such as us, and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority.
EU
Financial services regulation and supervision
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in EU member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: the EBA, the ESMA and the EIOPA.
The Capital Requirements Directive IV and Capital Requirements Regulation (CRD IV) came into force on January 1, 2014. The CRD IV package implemented in various EU countries, including the UK, the Basel III capital framework for banking groups operating in the EU. CRD IV wholly replaced the current Capital Requirements Directive, which implemented the Basel II capital framework. CRD IV creates a single prudential rule book for banks, introduces new corporate governance and certain new remuneration requirements, including a cap on variable remuneration, and enhances the powers of regulators.
The existing Markets in Financial Instruments Directive (MiFID I) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, enhanced investor protection, including client classification, and the requirement to assess suitability and appropriateness in providing investment services to clients. MiFID I sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities, and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID I also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID I introduced a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator. MiFID I will be significantly reformed by the Revised Markets in Financial Instruments Directive (MiFID II) and the Markets in Financial Instruments Regulation (MIFIR), which entered into force on July 2, 2014. The European Commission has recently proposed a one-year extension to the application date of MiFID II and MiFIR from January 3, 2017 to January 3, 2018. Such changes include the creation of a new category of trading venue, that is, the organized trading facility; measures to direct more trading onto regulated trading venues such as regulated markets, multilateral trading facilities and organized trading facilities; and an extension of pre and post-trade transparency requirements to equity-like fixed income and derivative financial instruments. There will also be new safeguards introduced for high frequency and algorithmic trading activities, requiring the authorization of firms engaging in such trading activities and the proper supervision of high frequency and algorithmic traders. These safeguards are intended to guard against the possible market distortion that high frequency and algorithmic trading could bring about. ESMA provided technical advice to the European Commission on the possible content of the delegated acts required by several provisions of MiFID II and MIFIR in December 2014. The final report on the draft implementing technical standards under MiFID II was published on December 11, 2015. The final report on the draft regulatory and implementing technical standards MiFID II/MiFIR was published on September 28, 2015.
The Single Supervisory Mechanism Framework Regulation has entered into force and it empowers the European Central Bank (ECB) to act as a single supervisor for banks in the 17 Eurozone countries and for certain non-Eurozone countries which may choose to participate in the Single Supervisory Mechanism. The ECB assumed its prudential supervisory duties on November 4, 2014.
The Fourth EU Anti-Money Laundering Directive entered into force on June 25, 2015 and must be transposed by member states by June 26, 2017. The forthcoming regime introduces a series of reforms, including updated and refined requirements relating to the information that a financial institution must obtain and hold relating to the beneficial ownership of its customers. The information on beneficial ownership must also be held in a central register, accessible to firms conducting due diligence on their clients, member states’ national competent authorities, financial intelligence units, and other bodies which can demonstrate a “legitimate interest” in relation to money laundering and terrorist financing.
Resolution regime
The BRRD establishes a framework for the recovery and resolution of credit institutions and investment firms. The BRRD introduces requirements for recovery and resolution plans, sets out a new suite of bank resolution tools, including bail-in, and establishes country specific bank resolution financing arrangements. In addition, resolution authorities are empowered to replace a bank’s senior management, transfer a bank’s rights, assets and liabilities to another person, take a bank into public ownership, and close out and terminate a bank’s financial contracts or derivatives contracts. Banks are required to produce recovery plans, describing proposed arrangements to permit it to restore its viability, while resolution authorities are empowered to produce resolution plans which describe how a bank may be resolved in an orderly manner, were it to fail.
Under the BRRD, the resolution authority can increase the capital of a failing or failed bank through bail-in: i.e., the write-down, reduction or cancellation of liabilities held by unsecured creditors, or their conversion to equity or other securities. All of a bank’s liabilities are subject to bail-in, unless explicitly excluded by the BRRD because they are, for example, covered deposits, secured liabilities, or liabilities arising from holding client assets or client money.
The BRRD also requires banks to hold a certain amount of bail-inable loss absorbing capacity at both individual and consolidated levels from 2016, although these requirements will be phased in with fully loaded requirements from 2019/20 onwards This requirement is known as the Minimum Requirement for Own Funds and Eligible Liabilities (MREL), and is conceptually similar to the TLAC framework. The deadline for transposing the directive into member states’ law and regulation was December 31, 2014 and national authorities were obligated to apply the provisions of the BRRD (with the exception of the bail-in tool) by January 1, 2015. The European Commission is considering whether the MREL framework can be used to apply TLAC in the EU, or whether new primary legislation is needed.
The BRRD applies to all Credit Suisse EU entities, including branches of the Bank. The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, establishes the Single Resolution Board as the resolution authority in charge of Banks in the eurozone. Since January 1, 2016, the Single Resolution Board has had full resolution powers, including bail-in.
UK
Banking regulation and supervision
The Financial Services Authority (FSA) was the principal statutory regulator of financial services activity in the UK, deriving its powers from the FSMA. In April 2013, the FSA was replaced by: the PRA, a subsidiary of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms and the FCA, which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England was established as responsible for macro-prudential regulation.
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
With effect from January 1, 2014, CRD IV has replaced the previous CRD with new measures implementing Basel III and other requirements. Compliance with these requirements will include receiving approval by the PRA of certain models with respect to regulatory capital requirements of our UK subsidiaries.
The PRA has implemented the requirements of CRD IV and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.
The UK Financial Services Act 2013 (Banking Reform Act), enacted in December 2013, provides for the creation of a “retail ring-fence” that will prohibit large retail deposit banks from carrying out a broad range of investment and other banking activities in the same entity. The Banking Reform Act has been implemented by secondary legislation. Banks are expected to be required to comply with the ring-fencing requirements by 2019. However, it is expected that our private banking businesses in the UK may benefit from the de minimis exemption from the retail ring-fence requirements which is anticipated to exclude certain banks that hold core deposits of below GBP 25 billion. The Banking Reform Act also introduces certain other reforms, including requirements for primary loss absorbing capacity in order to facilitate the use of the new bail-in tool, which is itself introduced by the Banking Reform Act. The Banking Reform Act will also establish a more stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm, as well as create a new criminal offense for reckless mismanagement leading to the failure of a firm. The governance rules and the bail-in tool will impact our UK entities, such as CSI and CSSEL.
Broker-dealer and asset management regulation and supervision
Our London bank and broker-dealer subsidiaries are authorized under the FSMA and are subject to regulation by the PRA and FCA. In addition, our asset management companies are authorized under the FSMA and are subject to regulation by the FCA. In deciding whether to authorize an investment firm in the UK, the PRA and FCA will consider the threshold conditions, which include suitability and the general requirement for a firm to be fit and proper. The PRA and FCA are responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.
Tax
The UK has recently introduced changes to the taxation regime applicable to companies carrying on banking activities. In the Finance Act 2015, the UK introduced a restriction on the extent to which certain banking companies can use historic losses (meaning losses incurred prior to April 1, 2015) to offset profits for tax purposes. This loss relief restriction may be relevant to certain Credit Suisse UK entities, or to Credit Suisse entities with UK branches.
Pursuant to the Finance (No. 2) Act 2015, a new tax “surcharge” of 8% now applies to the taxable profits of certain banking companies for UK corporation tax purposes, where such profits arise on or after January 1, 2016. For the purposes of the surcharge, no relief is given for historic losses (meaning, in this case, losses incurred prior to January 1, 2016). As part of the same package of legislative measures, the rate of the UK’s existing bank levy attributable to the UK operations of large banks was reduced on January 1, 2016 and will be reduced further in each of the next five years.
The new tax surcharge and changes to the bank levy may be relevant to certain Credit Suisse UK entities, or to Credit Suisse entities with UK branches.
Resolution regime
The UK legislation related to the recovery and resolution of credit institutions such as Credit Suisse consists of the SRR, the PRA recovery and resolution framework and the FCA recovery and resolution requirements. The UK Banking Act and the related secondary legislation govern the application of the SRR, which grants the UK authorities powers to handle systemically important firms, such as banks, in case of highly likely failure. The UK resolution authority is the Bank of England which is empowered, among other things, to direct firms and their parent undertakings to address or remove barriers to resolvability, to enforce resolution actions and to carry out resolvability assessments of credit institutions. Separately, the PRA and the FCA have the power to require parent undertakings of firms subject to this regime to take actions such as the preparation and submission of group recovery plans or the facilitation of the use of resolution powers.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations and financial condition, including, among others, those described below.
Liquidity risk
Liquidity, or ready access to funds, is essential to our business, particularly our investment banking businesses. We seek to maintain available liquidity to meet our obligations in a stressed liquidity environment.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our liquidity management.
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the continued challenging economic environment in Europe, the US and elsewhere.
If we are unable to raise needed funds in the capital markets (including through offerings of equity and regulatory capital securities), we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.
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
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. For example, in February 2015 Standard & Poor’s lowered its long-term credit ratings of several European banks, including Credit Suisse Group AG, by one notch, and in January 2016 Moody’s lowered its long-term credit ratings of Credit Suisse AG by one notch. Any downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and >>>derivatives transactions – and retain our clients.
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to strive to reduce our balance sheet and made significant progress in implementing our new strategy in 2015, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.

Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US, Asia and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. The European sovereign debt crisis as well as US debt levels and the federal budget process have not been permanently resolved. In addition, significantly higher market volatility, low commodity prices, particularly the recent significant decrease in energy prices, and concerns over emerging markets, in particular slower economic growth in China, have recently affected financial markets. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. Concerns about weaknesses in the economic and fiscal condition of certain European countries continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries. For example, sanctions have been imposed on certain individuals and companies in Russia due to the conflict in the Ukraine. In addition, events in Greece have led to concerns about its economic and financial stability and the effects that it could have on the eurozone. Continued concern about European economies, including the refugee crisis and uncertainty related to the upcoming UK referendum on withdrawal from the EU, could cause disruptions in market conditions in Europe and around the world. Economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could adversely affect our businesses and results.
Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices and concerns over European stagnation and Greece’s position in the eurozone have affected financial markets and the economy. In recent years, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios, and future changes in interest rates, including changes in the current negative short-term interest rates in our home market, could adversely affect our businesses and results. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income. Further, diverging monetary policies among the major economies in which we operate, in particular among the Fed, ECB and SNB, may adversely affect our results.
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
Unfavorable market or economic conditions have affected our businesses over the last years, including the low interest rate environment, continued cautious investor behavior and changes in market structure, particularly in our macro businesses. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. There has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our results of operations related to private banking and asset management activities have been and could continue to be adversely affected as long as this continues.
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

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2015, our real estate loans as reported to the SNB totaled approximately CHF 143 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>commercial mortgage-backed securities and >>>RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
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
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management for information on management of credit risk.
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
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 1 – Summary of significant accounting policies”, “Note 10 – Provision for credit losses” and “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2015 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.
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
Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In October 2015, we announced a comprehensive new strategic direction, structure and organization of the Group. Our ability to implement our new strategic direction, structure and organization is based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain targets, anticipated interest rates and central bank action. If any of these assumptions (including but not limited to our ability to meet certain targets) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of this strategy could be limited, including our ability to meet our stated financial objectives, keep related restructuring charges within the limits currently expected and retain key employees. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our new strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. The breadth of the changes that we announced increases the execution risk of our new strategy as we seek to change the strategic direction of the Group while also embarking on a reorganization of the Group’s business divisions. If we are unable to implement this strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
> Refer to “Information on the Company” for further information on our new strategic direction.
Additionally, part of our strategy involves a change in focus within certain areas of our business, which may have unanticipated negative effects in other areas of the business and may result in an adverse effect on our business as a whole.
The implementation of our strategy may increase our exposure to certain risks, including but not limited to, credit risks, market risks, operational risks and regulatory risks. We also seek to achieve certain cost savings, which may or may not be successful. We have announced our intention to conduct an initial public offering by the end of 2017 currently estimated to be between 20% and 30% of the legal entity Credit Suisse (Schweiz) AG. There is no guarantee that we will be able to conduct such an initial public offering by such time, in such form or at all. Finally, changes to the organizational structure of our business, as well as changes in personnel and management, may lead to temporary instability of our operations.
In addition, acquisitions and other similar transactions we undertake as part of our strategy subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. We also face the risk that unsuccessful acquisitions will ultimately result in our having to write down or write off any goodwill associated with such transactions. Our results for the fourth quarter of 2015 included a goodwill impairment charge of CHF 3,797 million, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. We continue to have a significant amount of goodwill relating to this and other transactions recorded on our balance sheet that could result in additional goodwill impairment charges.
We may also seek to engage in new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

We have announced a program to evolve our legal entity structure and cannot predict its final form or potential effects
In 2013, we announced key components of our program to evolve our legal entity structure. The execution of the program evolving the Group’s legal entity structure to meet developing and future regulatory requirements has continued to progress and we have reached a number of significant milestones over the course of the year. This program remains subject to a number of uncertainties that may affect its feasibility, scope and timing. In addition, significant legal and regulatory changes affecting us and our operations may require us to make further changes in our legal structure. The implementation of these changes will require significant time and resources and may potentially increase operational, capital, funding and tax costs as well as our counterparties’ credit risk.
> Refer to “Evolution of legal entity structure” in II – Operating and financial review – Credit Suisse for further information on our legal entity structure.
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
> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations for information on our transactions with and commitments to SPEs.
COuntry and CURRENCY exchange risk
Country risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may in the future be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.
We may face significant losses in emerging markets
A key element of our new strategy is to scale up our private banking businesses in emerging market countries. Our implementation of that strategy will necessarily increase our already existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries, in particular China and Brazil during 2015, have experienced and may continue to experience severe economic and financial disruptions or slower economic growth than in prior years. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Despite some weakening, the Swiss franc remained strong against the US dollar and euro in 2015.
In addition, on January 15, 2015, the SNB decided to discontinue the minimum exchange rate of CHF 1.20 per euro. As we incur a significant part of our expenses in Swiss francs while we generate a large proportion of our revenues in other currencies, our earnings are sensitive to changes in the exchange rates between the Swiss franc and other major currencies. Although we have implemented a number of measures designed to offset the impact of exchange rate fluctuations on our results of operations, the appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may have such an effect in the future.
Operational risk
We are exposed to a wide variety of operational risks, including information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including >>>derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Regulatory requirements in this area have increased and are expected to increase further.
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
We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of traders performing unauthorized trades or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.
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
Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms continue to increase in many of the principal markets in which we operate.
We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period.
> Refer to “Note 39 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses.
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
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent requirements imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances and related actions by our regulators, have contributed to our decision to reduce >>>risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, >>>derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. New CFTC and SEC rules could materially increase the operating costs, including compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final impact of the new rule cannot be fully predicted at this time, it is expected to result in our incurring additional costs and to affect the way we conduct our business in the US, including by requiring us to create a single US intermediate holding company. Similarly, already enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, bilateral tax treaties, such as Switzerland’s treaties with the UK and Austria, and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Additionally, implementation of EMIR and its Swiss equivalent, FMIA, CRD IV and the proposed revisions to MiFID II may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to MiFID II in a timely manner or if Swiss regulation already passed is not deemed equivalent to EMIR, Swiss banks, including us, may be limited from participating in businesses regulated by such laws. Finally, we expect that new or expected TLAC requirements, which are being finalized in many jurisdictions including Switzerland, the UK and the US, may increase our cost of funding and may restrict our ability to deploy capital and liquidity on a global basis as needed.
We expect the financial services industry, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2016 and beyond. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
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
Swiss resolution proceedings and resolution planning requirements may affect our shareholders and creditors
Pursuant to Swiss banking laws, >>>FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG, and, since January 1, 2016, to a Swiss parent company of a financial group, such as Credit Suisse Group AG. These broad powers include the power to cancel Credit Suisse AG’s or Credit Suisse Group AG’s outstanding equity, convert debt instruments and other liabilities of Credit Suisse AG or Credit Suisse Group AG into equity and cancel such liabilities in whole or in part, and stay (for a maximum of two business days) certain rights under contracts, as well as order protective measures, including the deferment of payments, and institute liquidation proceedings. The scope of such powers and discretion and the legal mechanisms that would be utilized are subject to development and interpretation.
We are currently subject to resolution planning requirements in Switzerland, the US and the UK and may face similar requirements in other jurisdictions. If a resolution plan is determined by the relevant authority to be inadequate, relevant regulations may allow the authority to place limitations on the scope or size of our business in that jurisdiction, require us to hold higher amounts of capital or liquidity, require us to divest assets or subsidiaries or to change our legal structure or business to remove the relevant impediments to resolution.
> Refer to “Recent regulatory developments and proposals – Switzerland” and “Regulatory framework – Switzerland – Resolution regime” in Regulation and supervision for a description of the current resolution regime under Swiss banking laws as it applies to Credit Suisse AG and Credit Suisse Group AG.
Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks have implemented significant changes to their monetary policy and may implement further changes. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.
Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to further asset outflows from our private banking businesses.
Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which will convert into common equity upon the occurrence of specified triggering events, including our CET1 ratio falling below prescribed thresholds, or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent. As of December 31, 2015, we had 1,951,469,020 common shares outstanding and we had already issued in the aggregate an equivalent of CHF 8.6 billion in principal amount of such convertible contingent capital, and we may issue more such convertible contingent capital in the future. The conversion of some or all of our convertible contingent capital due to the occurrence of a triggering event will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance for more information on the triggering events related to our convertible contingent capital instruments.
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
> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management for more information.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by regulatory initiatives, including the Compensation Ordinance in Switzerland and the implementation of CRD IV in the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses.
We face competition from new trading technologies
Our businesses face competitive challenges from new trading technologies, including trends towards direct access to automated and electronic markets, and the move to more automated trading platforms. Such technologies and trends may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.

Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Economic activity was generally resilient in developed economies in 2015. There were growth concerns in major emerging economies as some areas saw only marginal growth and others fell into recession. Global equity markets increased slightly in 2015, but with significant divergence across regions. Government bond yields remained at low levels. The US dollar strengthened against all other major currencies.
Economic environment
During 2015, the US economy continued to grow, driven mostly by the services sector and increased private consumption. The recovery of the residential housing and employment markets continued. Inflation remained low, driven by lower energy prices and the US dollar strength. Economic recovery in the eurozone continued in 2015, despite the political and financial uncertainty relating to the Greek debt negotiations. Eurozone inflation rose slightly during the year, but remained at historically low levels. Among emerging markets, China’s economic growth rate stabilized, supported by monetary and fiscal stimulus measures. Indian economic growth accelerated slightly, while the Russian and Brazilian economies experienced recessionary pressures.
In January 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. The SNB also decreased the target range for the three-month Swiss franc >>>London Interbank Offered Rate. These decisions led to a significant strengthening of the Swiss franc against the euro and other major currencies and a decrease in Swiss franc interest rates. It subsequently continued to intervene in foreign exchange markets to stabilize the Swiss franc, while maintaining negative short-term interest rates. In December 2015, the US Federal Reserve (Fed) raised its target range for the federal funds rate by 25 basis points, its first increase since 2006. In contrast, the European Central Bank (ECB) expanded its asset purchase program and extended it until March 2017. Among major emerging markets, the People’s Bank of China as well as the central banks of Russia and India eased monetary policy, whereas Brazil’s central bank raised interest rates several times during the year.
In 2015, global equity markets were impacted by actions taken by major central banks, geopolitical tensions and sharp movements in currency and commodity markets. Among developed markets, Japanese and eurozone equities outperformed, mainly backed by expansionary monetary policies and the resulting currency depreciation. US equities were subdued as strength in macroeconomic data was more than offset by the anticipation of the interest rate increase by the Fed. Commodity-exposed equity markets such as emerging markets, Canada, Australia and the UK underperformed, impacted by a broad-based weakness in commodity prices. Emerging markets were also pressured by continued growth concerns, particularly in China and Brazil (refer to the charts “Equity markets”). Healthcare and consumer staples sectors outperformed, driven by relatively good earnings growth, while the energy and materials sectors were the weakest.

Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), was moderate during the first half of the year, but increased substantially towards the middle of the third quarter when a series of weak economic data led to an increase in global economic growth concerns (refer to the charts “Equity markets”). Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, had a rising trajectory during the first half of the year, but declined towards the middle of the third quarter and remained weak for the rest of the year. The Credit Suisse Hedge Fund Index decreased 0.7% in 2015.
The performance of government bonds was generally positive in 2015 and yields remained at low levels (refer to the charts “Yield curves”). In local currency terms, Canadian, Italian and Swiss sovereign bonds posted the best returns. Inflation-linked government bonds experienced slightly negative total returns in 2015, mainly due to the drop in commodity prices. Corporate bonds also had a challenging year (refer to the charts “Credit spreads”), with credit spreads widening more significantly for high yield issuers. US high yield bonds were most affected by the commodities downturn, with their total returns ending the year in negative territory. While emerging markets hard currency bonds posted positive returns, local currency-denominated bonds had a negative performance, particularly in US dollar terms, as emerging markets currencies sold off significantly in the first three quarters of the year.
The US dollar appreciated against all other major currencies in 2015, mainly due to diverging monetary policies. Expectations that the Fed would begin raising interest rates, while other central banks such as the ECB and SNB eased monetary policy, weighed in favor of the US dollar. The Swiss franc appreciated strongly against the euro after the SNB discontinued the minimum exchange rate in January 2015. Currencies of commodity-exporting countries such as the Australian dollar, and the majority of emerging markets currencies, weakened considerably against the US dollar, mainly due to declining commodity prices in 2015.
The Credit Suisse Commodities Benchmark lost 29% amid sector divergences. Precious metals gained at the beginning of the year before the strengthening of the US dollar weighed on performance. Energy markets were especially weak in the second half of the year and were the weakest commodity segment by year-end. The ongoing slowdown in Chinese industrial activity also drove base metals prices lower. The performance of agricultural markets was mixed and less correlated with other commodities.

Market volumes (growth in % year on year)
2015	Global	Europe
Equity trading volume [1]	13	14
Announced mergers and acquisitions [2]	42	13
Completed mergers and acquisitions [2]	29	5
Equity underwriting [2]	(12)	(22)
Debt underwriting [2]	(8)	(24)
Syndicated lending – investment grade [2]	(5)	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
World bank stocks underperformed global equity markets in 2015 and ended the year 1% lower. European bank stocks underperformed world bank stocks by approximately 3.5% (refer to the charts “Equity markets”).
In private banking, the low interest rate environment continued to provide challenging market conditions. The SNB decision to discontinue the minimum exchange rate of CHF 1.20 per euro and to further lower short-term interest rates impacted corporate businesses. While negative interest rates have not generally been applied to retail deposits in Switzerland, certain institutional client deposits were affected. Clients maintained a cautious investment stance, with cash deposits remaining high despite ongoing low or falling interest rates. Overall, the wealth management sector continued to adapt to further industry-specific regulatory changes.
In investment banking, US and European equity trading volumes increased compared to 2014. Compared to 2014, global announced mergers & acquisitions (M&A) volumes rose strongly by 42%. Global completed M&A volumes also increased, mainly driven by higher volumes in the US. Global equity and debt underwriting volumes decreased 12% and 8% compared to 2014, driven by a 22% and 24% decrease in Europe, respectively. US fixed income volumes increased slightly compared to 2014, driven by stronger mortgage-backed volumes.

Credit Suisse
In 2015, we recorded a net loss attributable to shareholders of CHF 2,944 million. Diluted loss per share from continuing operations was CHF 1.73 and return on equity attributable to shareholders was (6.8)%.
As of the end of 2015, our Basel III CET1 ratio was 14.3% and 11.4% on a look-through basis. Our risk-weighted assets were CHF 295.0 billion.
Results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net interest income	9,299	9,034	8,115	3	11
Commissions and fees	12,044	13,051	13,226	(8)	(1)
Trading revenues	1,340	2,026	2,739	(34)	(26)
Other revenues	1,114	2,131	1,776	(48)	20
Net revenues	23,797	26,242	25,856	(9)	1
Provision for credit losses	324	186	167	74	11
Compensation and benefits	11,546	11,334	11,256	2	1
General and administrative expenses	8,574	9,534	8,587	(10)	11
Commission expenses	1,623	1,561	1,738	4	(10)
Goodwill impairment	3,797	0	12	–	(100)
Restructuring expenses	355	–	–	–	–
Total other operating expenses	14,349	11,095	10,337	29	7
Total operating expenses	25,895	22,429	21,593	15	4
Income/(loss) from continuing operations before taxes	(2,422)	3,627	4,096	–	(11)
Income tax expense	523	1,405	1,276	(63)	10
Income/(loss) from continuing operations	(2,945)	2,222	2,820	–	(21)
Income from discontinued operations	0	102	145	(100)	(30)
Net income/(loss)	(2,945)	2,324	2,965	–	(22)
Net income/(loss) attributable to noncontrolling interests	(1)	449	639	–	(30)
Net income/(loss) attributable to shareholders	(2,944)	1,875	2,326	–	(19)
of which from continuing operations	(2,944)	1,773	2,181	–	(19)
of which from discontinued operations	0	102	145	(100)	(30)
Statement of operations metrics (%)
Return on regulatory capital	(4.5)	6.3	–	–	–
Cost/income ratio	108.8	85.5	83.5	–	–
Effective tax rate	(21.6)	38.7	31.2	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(1.73)	0.99	1.10	–	(10)
Diluted earnings/(loss) per share from continuing operations	(1.73)	0.98	1.10	–	(11)
Return on equity (%)
Return on equity attributable to shareholders	(6.8)	4.4	5.7	–	–
Return on tangible equity attributable to shareholders [1]	(8.4)	5.4	7.2	–	–
Balance sheet statistics (CHF million)
Total assets	820,805	921,462	872,806	(11)	6
Risk-weighted assets [2]	289,946	284,248	266,103	2	7
Leverage exposure [2]	987,628	1,149,656	–	(14)	–
Number of employees (full-time equivalents)
Number of employees	48,200	45,800	46,000	5	0
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

2 Disclosed on a look-through basis.

Strategy update
On October 21, 2015, we announced that the Board of Directors had resolved to introduce a comprehensive package of measures setting the new strategic direction, structure and organization of the Group. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. With the introduction of the Strategic Resolution Unit, the concept of strategic and non-strategic results was retired. A simplified Corporate Center includes overall costs of corporate functions, providing transparency of the pre- and post-allocated view of these costs.
> Refer to “Strategy” in I – Information on the company for further information on the new strategy and the organizational structure.
Results Summary
Full-year 2015 results
In 2015, Credit Suisse reported a net loss attributable to shareholders of CHF 2,944 million, including a goodwill impairment charge of CHF 3,797 million, compared to net income attributable to shareholders of CHF 1,875 million in 2014.
Net revenues of CHF 23,797 million decreased 9% compared to 2014, primarily reflecting lower net revenues in Global Markets, the Strategic Resolution Unit, International Wealth Management, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in Asia Pacific. Net revenues in Global Markets declined due to challenging trading conditions, low levels of client activity and decreased issuance activity. Net revenues in the Strategic Resolution Unit decreased primarily due to lower noncontrolling interests without significant economic interests (SEI) and losses relating to the restructuring of the former Asset Management division in 2015. Net revenues in International Wealth Management decreased with lower asset management fees following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, significantly lower performance fees and carried interest and lower other revenues, partially offset by higher net interest income. Lower net revenues in Investment Banking & Capital Markets reflected lower debt and equity underwriting revenues, partially offset by higher advisory revenues. Net revenues in Swiss Universal Bank decreased slightly, mainly driven by larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the credit and charge cards issuing business following its transfer to Swisscard AECS GmbH, an entity in which we hold a significant equity interest, and lower transaction-based revenues, partially offset by higher net interest income. Net revenues in Asia Pacific were higher, reflecting a strong performance in 2015, particularly in equity sales and trading and from >>>ultra-high-net-worth individual (UHNWI) and >>>high-net-worth individual (HNWI) client business.
Provision for credit losses of CHF 324 million primarily reflected net provisions of CHF 138 million in Swiss Universal Bank and net provisions of CHF 132 million in the Strategic Resolution Unit.
Total operating expenses of CHF 25,895 million were up 15% compared to 2014, primarily reflecting the goodwill impairment charge in the fourth quarter of 2015. In addition, we incurred CHF 355 million of restructuring expenses in the fourth quarter of 2015 in connection with the new strategy, of which CHF 309 million related to severance and other compensation expenses.
Goodwill: The new strategic direction, structure and organization that we announced on October 21, 2015 required an impairment assessment of the carrying value of our goodwill position in the fourth quarter of 2015, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 3,797 million in the fourth quarter of 2015, which was recognized across three business divisions in relation to our investment banking activities: Global Markets (CHF 2,661 million), Asia Pacific (CHF 756 million) and Investment Banking & Capital Markets (CHF 380 million). The goodwill impairment charge did not impact CET1 capital and leverage ratios on a look-through basis.
The Credit Suisse effective tax rate was (21.6)% in 2015, compared to 38.7% in 2014. The effective tax rate for 2015 mainly reflected the non-deductible goodwill impairment and additional tax charges from changes in tax law and rates in the UK and New York City. These impacts were partially offset by tax benefits from the geographical mix of results and reassessment of deferred tax balances, mainly in Hong Kong. It also reflected changes in valuation allowances against deferred tax assets, mainly in the UK and Switzerland. Overall, net deferred tax assets increased CHF 95 million to CHF 6,125 million during 2015.
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Full-year 2014 results
In 2014, Credit Suisse reported net income attributable to shareholders of CHF 1,875 million compared to CHF 2,326 million in 2013.
Net revenues of CHF 26,242 million were stable compared to 2013, primarily reflecting higher net revenues in Asia Pacific, Swiss Universal Bank and Corporate Center, partially offset by lower net revenues in the Strategic Resolution Unit, Global Markets and International Wealth Management. Higher net revenues in Asia Pacific were due to strong performance in 2014 in fixed income and equity sales and trading as well as from UHNWI and HNWI client business. Net revenues in Swiss Universal Bank increased slightly, mainly driven by larger gains from the sale in real estate and a gain related to the partial sale of our investment in Euroclear, partially offset by lower net interest income and lower transaction-based revenues. The improved results in Corporate Center mainly reflected fair value gains from movements in own credit spreads of CHF 543 million in 2014 compared to fair value losses from movements in own credit spreads of CHF 296 million in 2013. Net revenues in the Strategic Resolution Unit decreased, primarily driven by lower net revenues relating to the restructuring of the former Asset Management division and losses from the legacy investment banking portfolio in 2014. Net revenues in Global Markets were down, reflecting lower results in equity sales and trading that offset stable performance in fixed income sales and trading. Net revenues in International Wealth Management decreased with significantly lower performance fees and carried interest and lower net interest income, partially offset by higher other revenues.
Provision for credit losses of CHF 186 million primarily reflected net provisions of CHF 94 million in Swiss Universal Bank, net provisions of CHF 40 million in Asia Pacific and net provisions of CHF 33 million in the Strategic Resolution Unit.
Total operating expenses of CHF 22,429 million were up 4% compared to 2013, mainly reflecting an 11% increase in general and administrative expenses, primarily driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters in 2014.
The Credit Suisse effective tax rate was 38.7% in 2014, compared to 31.2% in 2013. The effective tax rate for 2014 was mainly impacted by the geographical mix of results, the tax benefits for audit closures and tax settlements, the recognition of additional deferred tax assets relating to timing differences following certain changes in Swiss GAAP as well as the reassessment of deferred tax balances in Switzerland following the annual business plan process. It also reflected changes in valuation allowances against deferred tax assets mainly in the UK. In addition, the tax rate was negatively affected by the impact of a change in New York state tax law and reflected the impact relating to the non-deductible portion for litigation provisions and litigation settlements. Overall, net deferred tax assets increased CHF 239 million to CHF 6,030 million during 2014.
Employees
As of December 31, 2015, we had 48,200 employees worldwide, of which 17,400 were in Switzerland and 30,800 were abroad.
The number of employees increased by 2,400 compared to the end of 2014. The increase reflected graduate hiring and contractor employee conversion, partially offset by a decrease in headcount resulting from our cost efficiency initiatives. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
Number of employees
end of	2015	2014	% change
Number of employees (full-time equivalents)
Swiss Universal Bank	14,200	13,200	8
International Wealth Management	9,100	8,700	5
Asia Pacific	6,700	5,900	14
Global Markets	13,000	11,900	9
Investment Banking & Capital Markets	2,800	2,400	17
Strategic Resolution Unit	2,100	3,400	(38)
Corporate Center	300	300	0
Number of employees	48,200	45,800	5
of which Switzerland	17,400	17,100	2
of which all other regions	30,800	28,700	7

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2015 (CHF million)
Net revenues	5,563	4,394	3,839	7,391	1,752	445	23,384	413	23,797
Provision for credit losses	138	3	35	13	3	0	192	132	324
Compensation and benefits	1,915	2,044	1,557	3,418	1,266	329	10,529	1,017	11,546
Total other operating expenses	1,851	1,638	1,870	5,904	836	476	12,575	1,774	14,349
of which goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
of which restructuring expenses	39	33	3	105	22	–	202	153	355
Total operating expenses	3,766	3,682	3,427	9,322	2,102	805	23,104	2,791	25,895
Income/(loss) before taxes	1,659	709	377	(1,944)	(353)	(360)	88	(2,510)	(2,422)
Return on regulatory capital	13.8	15.5	6.7	(10.0)	(15.0)	–	0.2	(28.2)	(4.5)
Cost/income ratio	67.7	83.8	89.3	126.1	120.0	–	98.8	–	108.8
Total assets	218,306	94,033	85,929	262,201	19,800	62,872	743,141	77,664	820,805
Goodwill	567	1,549	1,522	531	639	0	4,808	0	4,808
Risk-weighted assets [1]	59,869	32,407	27,624	73,706	17,824	16,878	228,308	61,638	289,946
Leverage exposure [1]	235,700	99,112	98,698	313,315	42,861	59,723	849,409	138,219	987,628
2014 (CHF million)
Net revenues	5,721	4,751	3,335	8,613	2,106	548	25,074	1,168	26,242
Provision for credit losses	94	12	40	7	(2)	2	153	33	186
Compensation and benefits	1,835	2,138	1,425	3,332	1,188	334	10,252	1,082	11,334
Total other operating expenses	1,816	1,389	970	2,617	412	265	7,469	3,626	11,095
Total operating expenses	3,651	3,527	2,395	5,949	1,600	599	17,721	4,708	22,429
Income/(loss) before taxes	1,976	1,212	900	2,657	508	(53)	7,200	(3,573)	3,627
Return on regulatory capital	16.5	27.0	13.1	14.0	26.2	–	15.5	(32.6)	6.3
Cost/income ratio	63.8	74.2	71.8	69.1	76.0	–	70.7	–	85.5
Total assets	213,888	92,466	105,574	365,580	14,928	21,562	813,998	107,464	921,462
Goodwill	570	1,557	2,290	3,205	1,022	0	8,644	0	8,644
Risk-weighted assets [1]	57,291	31,471	27,139	73,280	13,870	16,125	219,176	65,072	284,248
Leverage exposure [1]	238,856	84,369	137,843	412,316	42,017	15,180	930,581	219,075	1,149,656
2013 (CHF million)
Net revenues	5,612	4,929	3,018	8,974	2,014	(321)	24,226	1,630	25,856
Provision for credit losses	71	8	(7)	17	0	1	90	77	167
Compensation and benefits	2,066	2,149	1,326	3,271	1,056	238	10,106	1,150	11,256
Total other operating expenses	1,735	1,555	947	2,674	377	88	7,376	2,961	10,337
Total operating expenses	3,801	3,704	2,273	5,945	1,433	326	17,482	4,111	21,593
Income/(loss) before taxes	1,740	1,217	752	3,012	581	(648)	6,654	(2,558)	4,096
Cost/income ratio	67.7	75.1	75.3	66.2	71.2	–	72.2	–	83.5
Total assets	186,122	80,336	98,672	359,563	6,662	32,979	764,334	108,472	872,806
Goodwill	541	1,443	2,118	2,953	944	0	7,999	0	7,999
Risk-weighted assets [1]	51,777	26,302	22,349	73,300	11,210	15,298	200,236	65,867	266,103
1 Disclosed on a look-through basis.

Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, >>>Basel III was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the >>>Bank for International Settlements (BIS) leverage ratio framework, as issued by the >>>Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts as of the end of 2014, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average >>>risk-weighted assets and 3.5% of average leverage exposure. For 2014 calculations, end of period risk-weighted assets and leverage exposure were used.
The calculation of divisional economic risk capital metrics and associated ratios under the new organization required certain additional assumptions and allocation methods which may not be required for future periods given the level of information then available.
> Refer to “Leverage metrics” and “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management and Risk management – Risk coverage and management, respectively, for further information on leverage exposure, ratios and economic risk capital.
Capital increase
At an Extraordinary General Meeting on November 19, 2015, the Group’s shareholders approved two capital increases. We completed the first capital increase by way of a private placement of 58,000,000 newly issued shares to a number of qualified investors. We completed the second capital increase by way of a rights offering. By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued shares were subscribed. We sold in the market the 2,538,570 newly issued shares that were not subscribed. The gross proceeds for the Group from these capital increases totaled CHF 6.0 billion.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting (AGM) on April 29, 2016 a distribution of CHF 0.70 per share out of capital contribution reserves for the financial year 2015. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder. The Board proposes to increase the authorized capital to a maximum of CHF 9.2 million (equivalent to 230,000,000 registered shares), of which CHF 5.2 million (equivalent to 130,000,000 registered shares) are exclusively reserved for servicing a stock dividend or a scrip dividend. In case the AGM does not support the increase of authorized capital for stock or scrip dividend, no dividend distribution will take place.
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
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and by the settlement of these awards through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards.
The economic value of variable incentive compensation awarded for 2015 for the Group was 11% lower than in 2014, reflecting compensation discipline and the lower results.
> Refer to “Compensation” in IV – Corporate Governance and Compensation for further information.
> Refer to “Consolidated statements of changes in equity” and “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 28 – Tax in V – Consolidated financial statements – Credit Suisse Group for further information.

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
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions. Such costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank.
> Refer to “Funding” in V – Consolidated financial statements – Credit Suisse Group – Note 5 – Segment information for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.
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
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>collateralized debt obligation (CDO) securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2015, 43% and 27% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in our investment banking businesses, some are recorded in International Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased CHF 3.8 billion to CHF 35.7 billion as of the end of 2015, primarily reflecting net settlements, mainly in trading assets, and the foreign exchange translation impact, mainly in trading assets and loans held-for-sale, partially offset by net transfers into level 3 assets, mainly in trading assets.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 31.5 billion, compared to CHF 35.5 billion as of the end of 2014. As of the end of 2015, these assets comprised 4% of total assets and 9% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8%, respectively, as of the end of 2014.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to meet developing and future regulatory requirements has continued to progress and we have reached a number of significant milestones over the course of the year.
– In April 2015, we incorporated a new Swiss legal entity, Credit Suisse (Schweiz) AG, a wholly-owned subsidiary of Credit Suisse AG and registered it in the Commercial Register of the Canton of Zurich. We have applied for a Swiss banking license and expect that this entity, which will largely include the business of the Swiss Universal Bank division, will become operational in the second half of 2016, pending regulatory approval, including >>>FINMA. The new legal entity structure in Switzerland is not expected to significantly impact either our current business proposition nor our client servicing model. Credit Suisse (Schweiz) AG will provide clients with access to high-quality services, the entire product offering and the comprehensive expertise of our global bank. Both Credit Suisse AG and Credit Suisse (Schweiz) AG are expected to be licensed Swiss banks and subject to the specific Swiss requirements for systemically relevant banks with respect to capital adequacy, liquidity and risk diversification. The same rules on depositor protection and segregation of custody assets will apply to both;
– In 2015, USD 15 billion of senior unsecured bail-in instruments were issued that we expect will be eligible for future capital treatment under >>>total loss-absorbing capacity (TLAC) rules proposed by the Financial Stability Board to facilitate a Single Point of Entry bail-in resolution strategy. To comply with the current Swiss tax withholding regime, this bail-in debt was issued by a wholly-owned subsidiary of the Group and is guaranteed by the Group;
– In December 2015, we received regulatory approval from the Central Bank of Ireland to operate a branch of Credit Suisse AG in Dublin. The newly established branch will become our primary hub for prime services business in Europe.
The legal entity program has been prepared in discussion with FINMA, our primary regulator, and other regulators and will address regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically relevant banks, such as Credit Suisse, that will facilitate resolution of an institution in the event of a failure. We expect these changes will result in a less complex entity structure for the Group. The program has been approved by the Board of Directors of the Group, but it remains subject to final approval by FINMA and other regulators.
Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of >>>risk-weighted assets and 3.5% of the leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for >>>Basel III CET1 capital and leverage ratio.

Core Results
Full-year 2015 results
In 2015, Core Results net revenues of CHF 23,384 million decreased 7% compared to 2014, primarily reflecting lower net revenues in Global Markets, International Wealth Management, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in Asia Pacific. Provision for credit losses was CHF 192 million, primarily reflecting net provisions of CHF 138 million in Swiss Universal Bank and CHF 35 million in Asia Pacific. Total operating expenses of CHF 23,104 million were up 30% compared to 2014, primarily reflecting the goodwill impairment charge of CHF 3,797 million in 2015 and a 17% increase in general and administrative expenses.
Full-year 2014 results
In 2014, Core Results net revenues of CHF 25,074 million increased 4% compared to 2013, primarily reflecting higher net revenues in Asia Pacific and Corporate Center, partially offset by lower net revenues in Global Markets and International Wealth Management. Provision for credit losses was CHF 153 million, mainly reflecting net provisions of CHF 94 million in Swiss Universal Bank and CHF 40 million in Asia Pacific. Total operating expenses of CHF 17,721 million were stable compared to 2013, reflecting a 4% increase in general and administrative expenses, offset by a 9% decrease in commission expenses, and stable compensation and benefits.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	2015	2014	2013	2015	2014	2013	2015	2014	2013
Statements of operations (CHF million)
Net revenues	23,384	25,074	24,226	413	1,168	1,630	23,797	26,242	25,856
Provision for credit losses	192	153	90	132	33	77	324	186	167
Compensation and benefits	10,529	10,252	10,106	1,017	1,082	1,150	11,546	11,334	11,256
General and administrative expenses	7,112	6,086	5,849	1,462	3,448	2,738	8,574	9,534	8,587
Commission expenses	1,464	1,383	1,527	159	178	211	1,623	1,561	1,738
Goodwill impairment	3,797	0	0	0	0	12	3,797	0	12
Restructuring expenses	202	–	–	153	–	–	355	–	–
Total other operating expenses	12,575	7,469	7,376	1,774	3,626	2,961	14,349	11,095	10,337
Total operating expenses	23,104	17,721	17,482	2,791	4,708	4,111	25,895	22,429	21,593
Income/(loss) before taxes	88	7,200	6,654	(2,510)	(3,573)	(2,558)	(2,422)	3,627	4,096
Statement of operations metrics (%)
Return on regulatory capital	0.2	15.5	–	(28.2)	(32.6)	–	(4.5)	6.3	–
Balance sheet statistics (CHF million)
Total assets	743,141	813,998	764,334	77,664	107,464	108,472	820,805	921,462	872,806
Risk-weighted assets [1]	228,308	219,176	200,236	61,638	65,072	65,867	289,946	284,248	266,103
Leverage exposure [1]	849,409	930,581	–	138,219	219,075	–	987,628	1,149,656	–
1 Disclosed on a look-through basis.

Core Results by business activity
in 2015	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results
Related to private banking (CHF million)
Net revenues	3,633	3,066	1,178	–	–	–	7,877
of which net interest income	1,770	1,006	445	–	–	–	3,221
of which recurring	1,102	1,161	260	–	–	–	2,523
of which transaction-based	657	891	456	–	–	–	2,004
Provision for credit losses	49	3	18	–	–	–	70
Total operating expenses	2,715	2,537	816	–	–	–	6,068
Income before taxes	869	526	344	–	–	–	1,739
Related to corporate & institutional banking (CHF million)
Net revenues	1,930	–	–	–	–	–	1,930
of which net interest income	987	–	–	–	–	–	987
of which recurring	467	–	–	–	–	–	467
of which transaction-based	498	–	–	–	–	–	498
Provision for credit losses	89	–	–	–	–	–	89
Total operating expenses	1,051	–	–	–	–	–	1,051
Income before taxes	790	–	–	–	–	–	790
Related to investment banking (CHF million)
Net revenues	–	–	2,661	7,391	1,752	–	11,804
of which fixed income sales and trading	–	–	608	3,815	–	–	4,423
of which equity sales and trading	–	–	1,872	2,787	–	–	4,659
of which underwriting and advisory	–	–	292	994	1,933	–	3,219
Provision for credit losses	–	–	17	13	3	–	33
Total operating expenses	–	–	2,611	9,322	2,102	–	14,035
Income/(loss) before taxes	–	–	33	(1,944)	(353)	–	(2,264)
Related to asset management (CHF million)
Net revenues	–	1,328	–	–	–	–	1,328
Provision for credit losses	–	0	–	–	–	–	0
Total operating expenses	–	1,145	–	–	–	–	1,145
Income before taxes	–	183	–	–	–	–	183
Related to corporate center (CHF million)
Net revenues	–	–	–	–	–	445	445
Provision for credit losses	–	–	–	–	–	0	0
Total operating expenses	–	–	–	–	–	805	805
Loss before taxes	–	–	–	–	–	(360)	(360)
Total (CHF million)
Net revenues	5,563	4,394	3,839	7,391	1,752	445	23,384
Provision for credit losses	138	3	35	13	3	0	192
Total operating expenses	3,766	3,682	3,427	9,322	2,102	805	23,104
Income/(loss) before taxes	1,659	709	377	(1,944)	(353)	(360)	88

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Swiss Universal Bank, financing vehicles of the Group and hedging activities relating to share-based compensation awards. Core Results also include certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
> Refer to “Note 41 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Differences between Group and Bank businesses
Entity	Principal business activity
Neue Aargauer Bank AG	Banking (in the Swiss canton of Aargau)
BANK-now AG	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital
Comparison of consolidated statements of operations
	Group			Bank
in	2015	2014	2013	2015	2014	2013
Statements of operations (CHF million)
Net revenues	23,797	26,242	25,856	23,211	25,589	25,314
Total operating expenses	25,895	22,429	21,593	25,873	22,503	21,567
Income/(loss) from continuing operations before taxes	(2,422)	3,627	4,096	(2,938)	2,961	3,654
Income tax expense	523	1,405	1,276	439	1,299	1,170
Income/(loss) from continuing operations	(2,945)	2,222	2,820	(3,377)	1,662	2,484
Income from discontinued operations	0	102	145	0	102	145
Net income/(loss)	(2,945)	2,324	2,965	(3,377)	1,764	2,629
Net income/(loss) attributable to noncontrolling interests	(1)	449	639	(7)	445	669
Net income/(loss) attributable to shareholders	(2,944)	1,875	2,326	(3,370)	1,319	1,960
Comparison of consolidated balance sheets
	Group		Bank
end of	2015	2014	2015	2014
Balance sheet statistics (CHF million)
Total assets	820,805	921,462	803,931	904,849
Total liabilities	775,787	876,461	759,241	860,208

Capitalization and indebtedness
	Group		Bank
end of	2015	2014	2015	2014
Capitalization and indebtedness (CHF million)
Due to banks	21,054	26,009	21,460	26,506
Customer deposits	342,705	369,058	331,700	357,569
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	70,119	46,598	70,119
Long-term debt	197,608	177,898	192,094	172,947
Other liabilities	167,822	233,377	167,389	233,067
Total liabilities	775,787	876,461	759,241	860,208
Total equity	45,018	45,001	44,690	44,641
Total capitalization and indebtedness	820,805	921,462	803,931	904,849
BIS capital metrics
	Group		Bank
end of	2015	2014	2015	2014
Capital and risk-weighted assets (CHF million)
Common equity tier 1 (CET1) capital	42,072	43,322	40,013	40,853
Tier 1 capital	53,063	49,804	50,570	47,114
Total eligible capital	62,682	60,751	60,242	58,111
Risk-weighted assets	294,950	291,410	286,947	282,994
Capital ratios (%)
CET1 ratio	14.3	14.9	13.9	14.4
Tier 1 ratio	18.0	17.1	17.6	16.6
Total capital ratio	21.3	20.8	21.0	20.5
Dividends of the Bank to the Group
end of	2015		2014
Per share issued (CHF)
Dividend [1,2]	0.00	[3]	0.00
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2015 and 2014, respectively.
1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation.
2 In 2013, 2012 and 2011, dividends per share issued were CHF 0.00, CHF 0.23 and CHF 0.23, respectively.
3 Proposal of the Board of Directors to the annual general meeting of the Bank for a dividend of CHF 10 million.

Swiss Universal Bank
In 2015, we reported income before taxes of CHF 1,659 million and net revenues of CHF 5,563 million.
Income before taxes decreased 16% compared to 2014, reflecting slightly lower net revenues, slightly higher total operating expenses and higher provision for credit losses.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	5,563	5,721	5,612	(3)	2
Provision for credit losses	138	94	71	47	32
Compensation and benefits	1,915	1,835	2,066	4	(11)
General and administrative expenses	1,540	1,526	1,397	1	9
Commission expenses	272	290	338	(6)	(14)
Restructuring expenses	39	–	–	–	–
Total other operating expenses	1,851	1,816	1,735	2	5
Total operating expenses	3,766	3,651	3,801	3	(4)
Income before taxes	1,659	1,976	1,740	(16)	14
Statement of operations metrics (%)
Return on regulatory capital	13.8	16.5	–	–	–
Cost/income ratio	67.7	63.8	67.7	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,791	4,905	5,137	(2)	(5)
Pre-tax return on average economic risk capital (%) [1]	34.8	40.5	34.1	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	14,200	13,200	13,200	8	0
Number of relationship managers	2,060	2,070	2,040	0	1
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenues (CHF million)
Private Banking	3,633	3,914	3,692	(7)	6
Corporate & Institutional Banking	1,930	1,807	1,920	7	(6)
Net revenues	5,563	5,721	5,612	(3)	2
Net revenue detail (CHF million)
Net interest income	2,757	2,377	2,562	16	(7)
Recurring commissions and fees	1,569	1,671	1,660	(6)	1
Transaction-based revenues	1,155	1,271	1,345	(9)	(6)
Other revenues	82	402	45	(80)	–
Net revenues	5,563	5,721	5,612	(3)	2
Provision for credit losses (CHF million)
New provisions	205	163	179	26	(9)
Releases of provisions	(67)	(69)	(108)	(3)	(36)
Provision for credit losses	138	94	71	47	32
Balance sheet statistics (CHF million)
Total assets	218,306	213,888	186,122	2	15
Net loans	163,912	164,755	–	(1)	–
Risk-weighted assets	59,869	57,291	51,777	4	11
Leverage exposure	235,700	238,856	–	(1)	–
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on the Clock Finance transaction and other gains and losses.

Results Summary
Full-year 2015 results
In 2015, Swiss Universal Bank reported income before taxes of CHF 1,659 million and net revenues of CHF 5,563 million. Compared to 2014, net revenues decreased slightly, mainly driven by larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business and lower transaction-based revenues, partially offset by higher net interest income. The decrease in transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by an extraordinary dividend from our ownership interest in SIX Group AG and higher sales and trading revenues. Net interest income increased, reflecting improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Excluding the net impact from the real estate gains of CHF 319 million and the deconsolidation of the cards issuing business of CHF 165 million, net revenues increased 7%. Provision for credit losses was CHF 138 million in 2015 on a net loan portfolio of CHF 163.9 billion. Total operating expenses increased slightly, reflecting higher salary expenses due to a recalibration of Swiss holiday accruals, restructuring expenses in connection with the implementation of the new strategy, higher professional expenses and litigation provisions, partially offset by lower expenses due to the deconsolidation of the cards issuing business in the third quarter of 2015.
Full-year 2014 results
In 2014, Swiss Universal Bank reported income before taxes of CHF 1,976 million and net revenues of CHF 5,721 million. Compared to 2013, net revenues increased slightly, mainly driven by larger gains from the sale of real estate and a gain related to the partial sale of our investment in Euroclear, partially offset by lower net interest income and lower transaction-based revenues. The decrease in net interest income reflected significantly lower deposit margins on higher average deposit volumes, partially offset by stable loan margins on slightly higher average loan volumes. The decrease in transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher corporate advisory fees related to integrated solutions. Provision for credit losses was CHF 94 million in 2014 on a net loan portfolio of CHF 164.8 billion. Total operating expenses decreased with lower compensation expenses reflecting lower salary expenses and pension expenses, partially offset by higher general and administrative expenses reflecting higher professional expenses and contractor services fees.

Capital and leverage metrics
At the end of 2015, Swiss Universal Bank reported risk-weighted assets of CHF 59.9 billion, an increase of CHF 2.6 billion compared to the end of 2014. This increase was driven by the phase-in of the Swiss mortgage multipliers, partially offset by various optimization measures. Leverage exposure was CHF 235.7 billion, reflecting a decrease of 1.3% compared to the end of 2014.
Business developments
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015, including the pre-existing noncontrolling interest in the cards issuing business. Consequently, income/revenues and expenses from the cards issuing business are no longer fully reflected in the Group’s consolidated financial statements, in the Private Banking results within the Swiss Universal Bank segment or in the Swiss Universal Bank segment, but the Group’s share of net income from the equity method investment in Swisscard AECS GmbH is recorded within net revenues in all three presentations. At the same time, the Group’s net income attributable to noncontrolling interests is reduced as a result of the deconsolidation. Given that Swisscard AECS GmbH continues to be an equity method investment of the Group, the aggregate impact of the deconsolidation on the Group’s net income/(loss) attributable to shareholders is not material.
Private Banking
Results – Private Banking
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	3,633	3,914	3,692	(7)	6
Provision for credit losses	49	60	75	(18)	(20)
Compensation and benefits	1,299	1,228	1,428	6	(14)
General and administrative expenses	1,198	1,193	1,080	0	10
Commission expenses	186	205	256	(9)	(20)
Restructuring expenses	32	–	–	–	–
Total other operating expenses	1,416	1,398	1,336	1	5
Total operating expenses	2,715	2,626	2,764	3	(5)
Income before taxes	869	1,228	853	(29)	44
Statement of operations metrics (%)
Cost/income ratio	74.7	67.1	74.9	–	–
Net revenue detail (CHF million)
Net interest income	1,770	1,493	1,561	19	(4)
Recurring commissions and fees	1,102	1,219	1,224	(10)	0
Transaction-based revenues	657	774	846	(15)	(9)
Other revenues	104	428	61	(76)	–
Net revenues	3,633	3,914	3,692	(7)	6
Margins on assets under management (bp)
Gross margin [1]	146	153	153	–	–
Net margin [2]	35	48	35	–	–
Number of relationship managers
Number of relationship managers	1,570	1,590	1,530	(1)	4
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Net interest income
2015 vs 2014: Up 19% from CHF 1,493 million to CHF 1,770 million
The increase in net interest income reflected improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes.
2014 vs 2013: Down 4% from CHF 1,561 million to CHF 1,493 million
The decrease in net interest income reflected significantly lower deposit margins on higher average deposit volumes, partially offset by stable loan margins on slightly higher average loan volumes.
Recurring commissions and fees
2015 vs 2014: Down 10% from CHF 1,219 million to CHF 1,102 million
The decrease primarily reflected the deconsolidation of the cards issuing business. Excluding the related net impact of CHF 113 million, recurring commissions and fees were stable reflecting higher investment advisory fees, offset by lower security account and custody services fees.
2014 vs 2013: Stable at CHF 1,219 million
Recurring commissions and fees were stable with lower investment product management fees and lower asset management fees, offset by higher banking services fees and higher discretionary mandate management fees.
Transaction-based revenues
2015 vs 2014: Down 15% from CHF 774 million to CHF 657 million
Lower transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by the extraordinary dividend from SIX Group.
2014 vs 2013: Down 9% from CHF 846 million to CHF 774 million
Transaction-based revenues decreased with lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher corporate advisory fees related to integrated solutions.
Other revenues
2015 vs 2014: Down 76% from CHF 428 million to CHF 104 million
The decrease in other revenues reflected larger gains from the sale of real estate in 2014.
2014 vs 2013: Up from CHF 61 million to CHF 428 million
The increase in other revenues reflected larger gains from the sale of real estate and a gain related to the partial sale of our investment in Euroclear.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and to a lesser extent of consumer finance loans.
2015 vs 2014: Down 18% from CHF 60 million to CHF 49 million
The decrease in provision for credit losses was primarily related to our consumer finance business.
2014 vs 2013: Down 20% from CHF 75 million to CHF 60 million
The decrease in provision for credit losses was primarily related to our consumer finance business.
Compensation and benefits
2015 vs 2014: Up 6% from CHF 1,228 million to CHF 1,299 million
Compensation and benefits increased, reflecting higher salary expenses due to the holiday accrual recalibration and higher discretionary compensation expenses.
2014 vs 2013: Down 14% from CHF 1,428 million to CHF 1,228 million
Compensation and benefits decreased reflecting lower salary expenses and lower pension expenses.
General and administrative expenses
2015 vs 2014: Stable at CHF 1,198 million
General and administrative expenses were stable with higher litigation provisions and professional services fees, offset by lower expenses due to the deconsolidation of the cards issuing business.
2014 vs 2013: Up 10% from CHF 1,080 million to CHF 1,193 million
General and administrative expenses increased with higher professional services fees and higher contractor services fees, partially offset by lower occupancy expenses.
margins
Gross margin
Our gross margin was 146 basis points in 2015, seven basis points lower compared to 2014, mainly reflecting larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business and lower transaction-based revenues, partially offset by higher net interest income and a 2.5% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 35 basis points in 2015, 13 basis points lower compared to 2014, reflecting larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business, lower transaction-based revenues and higher total operating expenses, partially offset by higher net interest income and a 2.5% decrease in average assets under management.

Assets under management
As of the end of 2015, assets under management of CHF 241.0 billion were CHF 17.6 billion lower compared to the end of 2014, reflecting a reclassification of CHF 15.8 billion of assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in the third quarter of 2015 and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 3.2 billion and favorable market movements. The net new assets reflected inflows primarily from >>>UHNWI, >>>HNWI, >>>affluent and retail clients.
> Refer to “Assets under management” in Assets under management for further information on the updated assets under management policy.
As of the end of 2014, assets under management of CHF 258.6 billion were CHF 14.4 billion higher compared to the end of 2013, reflecting favorable market movements, net new assets of CHF 3.8 billion and favorable foreign exchange-related movements. The net new assets reflected inflows across all client segments.
Assets under management – Private Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets under management (CHF billion)
Assets under management	241.0	258.6	244.2	(6.8)	5.9
Average assets under management (CHF billion)
Average assets under management	249.0	255.4	240.6	(2.5)	6.2
Assets under management by currency (CHF billion)
USD	40.8	41.1	33.3	(0.7)	23.4
EUR	35.8	40.7	40.6	(12.0)	0.2
CHF	153.0	164.1	156.0	(6.8)	5.2
Other	11.4	12.7	14.3	(10.2)	(11.2)
Assets under management	241.0	258.6	244.2	(6.8)	5.9
Growth in assets under management (CHF billion)
Net new assets	3.2	3.8	(2.5)	–	–
Other effects	(20.8)	10.6	23.4	–	–
of which market movements	1.7	6.1	13.4	–	–
of which foreign exchange	(4.9)	3.7	(0.8)	–	–
of which other	(17.6)	0.8	10.8	–	–
Growth in assets under management	(17.6)	14.4	20.9	–	–
Growth in assets under management (%)
Net new assets	1.2	1.6	(1.1)	–	–
Other effects	(8.0)	4.3	10.5	–	–
Growth in assets under management	(6.8)	5.9	9.4	–	–

corporate & institutional Banking
Results – Corporate & Institutional Banking
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	1,930	1,807	1,920	7	(6)
Provision for credit losses	89	34	(4)	162	–
Compensation and benefits	616	607	638	1	(5)
General and administrative expenses	342	333	317	3	5
Commission expenses	86	85	82	1	4
Restructuring expenses	7	–	–	–	–
Total other operating expenses	435	418	399	4	5
Total operating expenses	1,051	1,025	1,037	3	(1)
Income before taxes	790	748	887	6	(16)
Statement of operations metrics (%)
Cost/income ratio	54.5	56.7	54.0	–	–
Net revenue detail (CHF million)
Net interest income	987	884	1,001	12	(12)
Recurring commissions and fees	467	452	436	3	4
Transaction-based revenues	498	497	499	0	0
Other revenues	(22)	(26)	(16)	(15)	63
Net revenues	1,930	1,807	1,920	7	(6)
Number of relationship managers
Number of relationship managers	490	480	510	2	(6)
results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Net interest income
2015 vs 2014: Up 12% from CHF 884 million to CHF 987 million
The increase in net interest income reflected improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes.
2014 vs 2013: Down 12% from CHF 1,001 million to CHF 884 million
The decrease in net interest income reflected significantly lower deposit margins on higher average deposit volumes, partially offset by slightly higher loan margins on higher average loan volumes.
Recurring commissions and fees
2015 vs 2014: Up 3% from CHF 452 million to CHF 467 million
Recurring commissions and fees were slightly higher, reflecting higher investment product management fees and higher security account and custody services fees, partially offset by lower revenues from wealth structuring solutions.
2014 vs 2013: Up 4% from CHF 436 million to CHF 452 million
The increase reflected higher fees from lending activities, higher discretionary mandate management fees and higher asset management fees, partially offset by lower investment product management fees.
Transaction-based revenues
2015 vs 2014: Stable at CHF 498 million
Transaction-based revenues were stable with higher sales and trading revenues offset by lower corporate advisory fees related to integrated solutions and lower brokerage and product issuing fees.
2014 vs 2013: Stable CHF 497 million
Stable transaction-based revenues reflected lower sales and trading revenues, offset by higher corporate advisory fees related to integrated solutions.
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
2015 vs 2014: Up 162% from CHF 34 million to CHF 89 million
The increase in provision for credit losses reflected a small number of individual cases.
2014 vs 2013: Up from CHF (4) million to CHF 34 million
Higher provision for credit losses reflected a small number of individual cases.

Compensation and benefits
2015 vs 2014: Stable at CHF 616 million
Compensation and benefits were stable, with higher salary expenses due to the holiday accrual recalibration offset by lower discretionary compensation expenses.
2014 vs 2013: Down 5% from CHF 638 million to CHF 607 million
Lower compensation and benefits mainly reflected lower salary expenses, partially offset by higher discretionary compensation expenses.
General and administrative expenses
2015 vs 2014: Up 3% from CHF 333 million to CHF 342 million
Slightly higher general and administrative expenses primarily reflected higher professional services fees.
2014 vs 2013: Up 5% from CHF 317 million to CHF 333 million
General and administrative expenses increased with higher infrastructure expenses, partially offset by lower professional services fees and contractor services fees.
Assets under management
As of the end of 2015, assets under management of CHF 275.8 billion remained stable as net new assets primarily from Swiss pension funds of CHF 10.6 billion and favorable market movements were offset by a reclassification of CHF 8.3 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in the third quarter of 2015 and unfavorable foreign exchange-related movements.
> Refer to “Assets under management” in Assets under management for further information on the updated assets under management policy.
As of the end of 2014, assets under management of CHF 275.9 billion were CHF 25.9 billion higher compared to the end of 2013, reflecting favorable market movements, net new assets of CHF 5.5 billion and favorable foreign exchange-related movements. Net new assets reflected inflows from Swiss pension funds and insurance companies, partially offset by outflows from corporate clients.

International Wealth Management
In 2015, we reported income before taxes of CHF 709 million and net revenues of CHF 4,394 million.
Income before taxes decreased 42% compared to 2014, reflecting lower revenues primarily in Asset Management and higher total operating expenses primarily in Private Banking due to higher litigation provisions and restructuring expenses in connection with the implementation of the new strategy.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	4,394	4,751	4,929	(8)	(4)
Provision for credit losses	3	12	8	(75)	50
Compensation and benefits	2,044	2,138	2,149	(4)	(1)
General and administrative expenses	1,373	1,107	1,214	24	(9)
Commission expenses	232	282	341	(18)	(17)
Restructuring expenses	33	–	–	–	–
Total other operating expenses	1,638	1,389	1,555	18	(11)
Total operating expenses	3,682	3,527	3,704	4	(5)
Income before taxes	709	1,212	1,217	(42)	0
Statement of operations metrics (%)
Return on regulatory capital	15.5	27.0	–	–	–
Cost/income ratio	83.8	74.2	75.1	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,076	3,930	4,099	4	(4)
Pre-tax return on average economic risk capital (%) [1]	18.1	31.7	30.6	–	–
Number of employees (full-time equivalents)
Number of employees	9,100	8,700	8,700	5	0
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenues (CHF million)
Private Banking	3,066	3,127	3,129	(2)	0
Asset Management	1,328	1,624	1,800	(18)	(10)
Net revenues	4,394	4,751	4,929	(8)	(4)
Net revenue detail (CHF million)
Net interest income	1,006	904	960	11	(6)
Recurring commissions and fees	1,965	2,232	2,222	(12)	0
Transaction- and performance-based revenues	1,449	1,554	1,764	(7)	(12)
Other revenues	(26)	61	(17)	–	–
Net revenues	4,394	4,751	4,929	(8)	(4)
Provision for credit losses (CHF million)
New provisions	37	18	27	106	(33)
Releases of provisions	(34)	(6)	(19)	467	(68)
Provision for credit losses	3	12	8	(75)	50
Balance sheet statistics (CHF million)
Total assets	94,033	92,466	80,336	2	15
Net loans	39,464	38,702	–	2	–
Risk-weighted assets	32,407	31,471	26,302	3	20
Leverage exposure	99,112	84,369	–	17	–
Results Summary
Full-year 2015 results
In 2015, International Wealth Management reported income before taxes of CHF 709 million and net revenues of CHF 4,394 million. Compared to 2014, net revenues decreased, with lower asset management fees following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, significantly lower performance fees and carried interest and lower other revenues, partially offset by higher net interest income. The decrease in other revenues primarily reflected a gain on the sale of the local affluent and upper affluent business in Italy recognized in the fourth quarter of 2014. Higher net interest income reflected slightly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes. Provision for credit losses was CHF 3 million in 2015 on a net loan portfolio of CHF 39.5 billion. Total operating expenses increased, reflecting higher litigation provisions and restructuring expenses, partially offset by lower discretionary compensation expenses.
Full-year 2014 results
In 2014, International Wealth Management reported income before taxes of CHF 1,212 million and net revenues of CHF 4,751 million. Compared to 2013, net revenues decreased with significantly lower performance fees and carried interest and lower net interest income, partially offset by higher other revenues. Lower net interest income reflected significantly lower deposit margins on stable average deposit volumes, partially offset by slightly lower loan margins on higher average loan volumes. The increase in other revenues reflected the gain on the sale of the local affluent and upper affluent business in Italy, the partial sale of an investment in Euroclear and a lower impairment related to Asset Management Finance LLC (AMF). Provision for credit losses was CHF 12 million on a net loan portfolio of CHF 38.7 billion. Total operating expenses decreased primarily due to lower general and administrative expenses.
Capital and leverage metrics
At the end of 2015, International Wealth Management reported risk-weighted assets of CHF 32.4 billion, an increase of CHF 0.9 billion compared to the end of 2014. Leverage exposure was CHF 99.1 billion, an increase of 17% compared to the end of 2014, mainly due to a change in the regulatory scope of consolidation.

Private Banking
Results – Private Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	3,066	3,127	3,129	(2)	0
Provision for credit losses	3	12	8	(75)	50
Compensation and benefits	1,343	1,373	1,385	(2)	(1)
General and administrative expenses	996	755	857	32	(12)
Commission expenses	168	192	205	(13)	(6)
Restructuring expenses	30	–	–	–	–
Total other operating expenses	1,194	947	1,062	26	(11)
Total operating expenses	2,537	2,320	2,447	9	(5)
Income before taxes	526	795	674	(34)	18
Statement of operations metrics (%)
Cost/income ratio	82.7	74.2	78.2	–	–
Net revenue detail (CHF million)
Net interest income	1,006	904	960	11	(6)
Recurring commissions and fees	1,161	1,276	1,322	(9)	(3)
Transaction- and performance-based revenues	891	871	849	2	3
Other revenues	8	76	(2)	(89)	–
Net revenues	3,066	3,127	3,129	(2)	0
Margins on assets under management (bp)
Gross margin [1]	102	101	103	–	–
Net margin [2]	17	26	22	–	–
Number of relationship managers
Number of relationship managers	1,190	1,200	1,280	(1)	(6)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Net interest income
2015 vs 2014: Up 11% from CHF 904 million to CHF 1,006 million
Higher net interest income reflected slightly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes.
2014 vs 2013: Down 6% from CHF 960 million to CHF 904 million
Lower net interest income reflected significantly lower deposit margins on stable average deposit volumes, partially offset by slightly lower loan margins on higher average loan volumes.
Recurring commissions and fees
2015 vs 2014: Down 9% from CHF 1,276 million to CHF 1,161 million
Recurring commissions and fees decreased, reflecting lower investment product management fees primarily from Hedging-Griffo, lower security account and custody services fees, a decline in banking services fees and included the impact of lower assets under management, partially offset by higher revenues from wealth structuring solutions.
2014 vs 2013: Down 3% from CHF 1,322 million to CHF 1,276 million
Recurring commissions and fees were slightly lower, reflecting lower investment product management fees and lower asset management fees, partially offset by increases in investment advisory fees and discretionary mandate management fees.

Transaction- and performance-based revenues
2015 vs 2014: Up 2% from CHF 871 million to CHF 891 million
Transaction- and performance-based revenues increased slightly due to the extraordinary dividend from SIX Group and higher performance fees and sales and trading revenues, partially offset by lower brokerage and product issuing fees and lower corporate advisory fees related to integrated solutions.
2014 vs 2013: Up 3% from CHF 849 million to CHF 871 million
Transaction- and performance-based revenues increased slightly with higher corporate advisory fees related to integrated solutions and higher brokerage and product issuing fees, partially offset by lower performance fees and lower fees from foreign exchange client business.
Other revenues
2015 vs 2014: Down 89% from CHF 76 million to CHF 8 million
The decrease in other revenues primarily reflected the gain of CHF 55 million on the sale of the local affluent and upper affluent business in Italy and a gain of CHF 22 million related to the partial sale of our investment in Euroclear in 2014. 2015 included a gain of CHF 11 million on the partial sale of our investment in Euroclear.
2014 vs 2013: Up from CHF (2) million to CHF 76 million
Higher other revenues in 2014 reflected the gain on the sale of the local affluent and upper affluent business in Italy and the gain related to the partial sale of our investment in Euroclear.
Compensation and benefits
2015 vs 2014: Down 2% from CHF 1,373 million to CHF 1,343 million
Compensation and benefits were slightly lower, reflecting lower discretionary compensation expenses, partially offset by higher salary expenses due to a recalibration of Swiss holiday accruals.
2014 vs 2013: Stable at CHF 1,373 million
Compensation and benefits were stable, reflecting lower salary expenses, offset by higher deferred compensation expenses from prior-year awards.
General and administrative expenses
2015 vs 2014: Up 32% from CHF 755 million to CHF 996 million
General and administrative expenses increased mainly driven by higher litigation provisions. Excluding significant litigation provisions of CHF 268 million in 2015 compared to CHF 51 million in 2014, general and administrative expenses increased slightly.
2014 vs 2013: Down 12% from CHF 857 million to CHF 755 million
Lower general and administrative expenses included lower travel and entertainment and lower occupancy expenses.
margins
Gross margin
Our gross margin was 102 basis points in 2015, one basis point higher compared to 2014, mainly reflecting higher net interest income and a 2.6% decrease in average assets under management, partially offset by lower recurring commissions and fees and lower other revenues.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 17 basis points in 2015, nine basis points lower compared to 2014, reflecting higher total operating expenses, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income and a 2.6% decrease in average assets under management. Excluding the gain on the sale of the local affluent and upper affluent business in Italy in 2014, the significant litigation provisions and the gains related to the partial sale of our investment in Euroclear in 2015 and 2014, our net margin was 27 basis points in 2015, two basis points higher compared to 2014.
Assets under management
As of the end of 2015, assets under management of CHF 289.6 billion were CHF 34.1 billion lower compared to the end of 2014, reflecting unfavorable foreign exchange-related movements, a reclassification of CHF 11.1 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in the third quarter of 2015 and net asset outflows of CHF 3.0 billion, partially offset by favorable market movements. The net asset outflows mainly reflected the impact of regularization and pricing changes on cash deposits.
> Refer to “Assets under management” in Assets under management for further information on the updated assets under management policy.
As of the end of 2014, assets under management of CHF 323.7 billion were CHF 25.9 billion higher compared to the end of 2013, reflecting favorable foreign exchange-related and market movements and net new assets of CHF 7.3 billion. The net new assets reflected inflows across all our business regions.

Assets under management – Private Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets under management (CHF billion)
Assets under management	289.6	323.7	297.8	(10.5)	8.7
Average assets under management (CHF billion)
Average assets under management	301.3	309.4	303.5	(2.6)	1.9
Assets under management by currency (CHF billion)
USD	137.4	148.8	128.8	(7.7)	15.5
EUR	88.5	99.2	97.6	(10.8)	1.6
CHF	22.4	23.2	22.8	(3.4)	1.8
Other	41.3	52.5	48.6	(21.3)	8.0
Assets under management	289.6	323.7	297.8	(10.5)	8.7
Growth in assets under management (CHF billion)
Net new assets	(3.0)	7.3	10.3	–	–
Other effects	(31.1)	18.6	(16.9)	–	–
of which market movements	2.7	9.2	5.1	–	–
of which foreign exchange	(18.9)	13.5	(6.8)	–	–
of which other	(14.9)	(4.1)	(15.2)	–	–
Growth in assets under management	(34.1)	25.9	(6.6)	–	–
Growth in assets under management (%)
Net new assets	(0.9)	2.5	3.4	–	–
Other effects	(9.6)	6.2	(5.6)	–	–
Growth in assets under management	(10.5)	8.7	(2.2)	–	–

asset management
Results – Asset Management
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	1,328	1,624	1,800	(18)	(10)
Provision for credit losses	0	0	0	–	–
Compensation and benefits	701	765	764	(8)	0
General and administrative expenses	377	352	357	7	(1)
Commission expenses	64	90	136	(29)	(34)
Restructuring expenses	3	–	–	–	–
Total other operating expenses	444	442	493	0	(10)
Total operating expenses	1,145	1,207	1,257	(5)	(4)
Income before taxes	183	417	543	(56)	(23)
Statement of operations metrics (%)
Cost/income ratio	86.2	74.3	69.8	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	804	956	900	(16)	6
Transaction- and performance-based revenues	558	683	915	(18)	(25)
Other revenues	(34)	(15)	(15)	127	0
Net revenues	1,328	1,624	1,800	(18)	(10)
Net revenue detail by type (CHF million)
Traditional investments	537	543	579	(1)	(6)
Alternative investments	791	1,081	1,221	(27)	(11)
Net revenues	1,328	1,624	1,800	(18)	(10)
Recurring commissions and fees includes asset management-related fees. Transaction- and performance-based revenues arise primarily from performance-based fees related to assets under management and custody assets, placement fees, equity participations income, trading and sales income and other transaction- and performance-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Recurring commissions and fees
2015 vs 2014: Down 16% from CHF 956 million to CHF 804 million
Recurring commissions and fees decreased, reflecting the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to Verde Asset Management.
2014 vs 2013: Up 6% from CHF 900 million to CHF 956 million
Recurring commissions and fees increased, reflecting an increase in asset management fees mainly from alternative investments.
Transaction- and performance-based revenues
2015 vs 2014: Down 18% from CHF 683 million to CHF 558 million
Transaction- and performance-based revenues decreased, with significantly lower performance fees and carried interest and lower placement fees, partially offset by a significant increase in equity participations income.
2014 vs 2013: Down 25% from CHF 915 million to CHF 683 million
Transaction- and performance-based revenues decreased, with significantly lower performance fees, partially offset by a significant increase in equity participations income.
Other revenues
2015 vs 2014: Down from CHF (15) million to CHF (34) million
In 2015, we recognized investment-related losses in hedge fund investments, partially offset by an equity participation gain related to AMF.
2014 vs 2013: Stable at CHF (15) million
In 2014, we recognized a lower impairment related to AMF, offset by lower investment-related gains.

Compensation and benefits
2015 vs 2014: Down 8% from CHF 765 million to CHF 701 million
Lower compensation and benefits reflected lower salary expenses, mainly driven by the change in fund management from Hedging-Griffo to Verde Asset Management and lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards.
2014 vs 2013: Stable at CHF 765 million
Compensation and benefits were stable reflecting higher salary expenses, offset by lower deferred compensation expenses from prior-year awards.
General and administrative expenses
2015 vs 2014: Up 7% from CHF 352 million to CHF 377 million
General and administrative expenses increased with higher professional services fees.
2014 vs 2013: Stable at CHF 352 million
General and administrative expenses were stable across most expense categories.
Assets under management
As of the end of 2015, assets under management of CHF 321.3 billion were CHF 16.1 billion higher compared to the end of 2014, reflecting net new assets of CHF 26.5 billion partially offset by unfavorable foreign exchange-related movements. Net new assets reflected inflows primarily from traditional products, including inflows from a joint venture in emerging markets and in index solutions and credit products.
As of the end of 2014, assets under management of CHF 305.2 billion were CHF 35.1 billion higher compared to the end of 2013, reflecting favorable market and foreign exchange-related movements and net new assets of CHF 6.5 billion. The net new assets reflected inflows primarily from traditional products, including inflows from a joint venture in emerging markets and in index solutions and credit products, partially offset by outflows that resulted from the change in fund management from Hedging-Griffo to Verde Asset Management.
Assets under management – Asset Management
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets under management (CHF billion)
Traditional investments	239.9	223.8	193.5	7.2	15.7
Alternative investments	81.4	81.4	76.6	–	6.3
Assets under management	321.3	305.2	270.1	5.3	13.0
Average assets under management (CHF billion)
Average assets under management	312.4	292.8	261.6	6.7	11.9
Assets under management by currency (CHF billion)
USD	88.1	89.0	75.5	(1.0)	17.9
EUR	42.1	42.2	52.4	(0.2)	(19.5)
CHF	148.9	140.7	111.7	5.8	26.0
Other	42.2	33.3	30.5	26.7	9.2
Assets under management	321.3	305.2	270.1	5.3	13.0
Growth in assets under management (CHF billion)
Net new assets [1]	26.5	6.5	15.9	–	–
Other effects	(10.4)	28.6	8.6	–	–
of which market movements	0.7	16.1	13.6	–	–
of which foreign exchange	(8.0)	9.3	(5.5)	–	–
of which other	(3.1)	3.2	0.5	–	–
Growth in assets under management	16.1	35.1	24.5	–	–
Growth in assets under management (%)
Net new assets	8.7	2.4	6.5	–	–
Other effects	(3.4)	10.6	3.5	–	–
Growth in assets under management	5.3	13.0	10.0	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2015, we reported income before taxes of CHF 377 million, including a goodwill impairment charge of CHF 756 million in Investment Banking, and net revenues of CHF 3,839 million.
Income before taxes decreased 58% compared to 2014, mainly reflecting higher total operating expenses, partially offset by higher net revenues reflecting a strong performance in 2015. Excluding the goodwill impairment charge, income before taxes was CHF 1,133 million in 2015.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	3,839	3,335	3,018	15	11
Provision for credit losses	35	40	(7)	(13)	–
Compensation and benefits	1,557	1,425	1,326	9	7
General and administrative expenses	790	721	710	10	2
Commission expenses	321	249	237	29	5
Goodwill impairment	756	–	–	–	–
Restructuring expenses	3	–	–	–	–
Total other operating expenses	1,870	970	947	93	2
Total operating expenses	3,427	2,395	2,273	43	5
Income before taxes	377	900	752	(58)	20
Statement of operations metrics (%)
Return on regulatory capital	6.7	13.1	–	–	–
Cost/income ratio	89.3	71.8	75.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,366	2,974	2,361	13	26
Pre-tax return on average economic risk capital (%) [1]	11.2	30.3	31.9	–	–
Number of employees (full-time equivalents)
Number of employees	6,700	5,900	5,500	14	7
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenues (CHF million)
Private Banking	1,178	1,037	964	14	8
Investment Banking	2,661	2,298	2,054	16	12
Net revenues	3,839	3,335	3,018	15	11
Provision for credit losses (CHF million)
New provisions	74	50	11	48	355
Releases of provisions	(39)	(10)	(18)	290	(44)
Provision for credit losses	35	40	(7)	(13)	–
Balance sheet statistics (CHF million)
Total assets	85,929	105,574	98,672	(19)	7
Net loans	35,913	32,952	–	9	–
Risk-weighted assets	27,624	27,139	22,349	2	21
Leverage exposure	98,698	137,843	–	(28)	–
Results Summary
Full-year 2015 results
In 2015, we reported income before taxes of CHF 377 million and net revenues of CHF 3,839 million. Compared to 2014, income before taxes decreased, reflecting higher total operating expenses, partially offset by higher net revenues reflecting a strong performance in 2015, particularly in equity sales and trading and from the >>>UHNWI and >>>HNWI client business. Higher revenues in equity sales and trading were driven by increased client activity and favorable trading conditions. Private Banking revenues were higher, reflecting increases in net interest income, transaction-based revenues and recurring commissions and fees. Lower fixed income sales and trading revenues were primarily driven by emerging markets, partially offset by an increase in global macro products. Underwriting and advisory revenues declined compared to strong 2014 results, which included a significant client transaction, driven by a slowdown in underwriting activity due to unfavorable market conditions. Compared to 2014, total operating expenses of CHF 3,427 million increased 43% reflecting the goodwill impairment charge in Investment Banking, increased compensation expenses driven by growth-related higher headcount, higher commission expenses and higher general and administrative expenses. Excluding the goodwill impairment charge, income before taxes was CHF 1,133 million in 2015.
Full-year 2014 results
In 2014, we reported income before taxes of CHF 900 million and net revenues of CHF 3,335 million. Compared to 2013, income before taxes increased 20% due to higher net revenues reflecting strong performance in 2014 in fixed income and equity sales and trading as well as from the UHNWI and HNWI client business, partially offset by higher operating expenses. Higher fixed income sales and trading revenues were primarily driven by emerging markets mainly from financing activities. Higher revenues in equity sales and trading were driven by high levels of client activity in derivatives, partially offset by lower revenues from systematic market making. Private Banking revenues were higher reflecting increases in transaction-based revenues and recurring commissions and fees, partially offset by lower net interest income. Compared to 2013, total operating expenses of CHF 2,395 million increased 5%, reflecting increased compensation expenses, partially related to growth-related higher headcount, higher commission expenses and higher general and administrative expenses.
Capital and leverage metrics
At the end of 2015, we reported risk-weighted assets of CHF 27.6 billion, an increase of CHF 0.5 billion compared to the end of 2014. Leverage exposure was CHF 98.7 billion, reflecting a decrease of 28% compared to the end of 2014. This decrease was primarily driven by business optimizations of the balance sheet during 2015, primarily in global macro and prime services products.

Private Banking
Results – Private Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	1,178	1,037	964	14	8
Provision for credit losses	18	4	1	350	300
Compensation and benefits	522	455	420	15	8
General and administrative expenses	244	228	244	7	(7)
Commission expenses	49	40	40	23	–
Restructuring expenses	1	–	–	–	–
Total other operating expenses	294	268	284	10	(6)
Total operating expenses	816	723	704	13	3
Income before taxes	344	310	259	11	20
Statement of operations metrics (%)
Cost/income ratio	69.3	69.7	73.0	–	–
Net revenue detail (CHF million)
Net interest income	445	389	402	14	(3)
Recurring commissions and fees	260	237	199	10	19
Transaction-based revenues	456	411	363	11	13
Other revenues	17	0	0	–	–
Net revenues	1,178	1,037	964	14	8
Margins on assets under management (bp)
Gross margin [1]	79	76	–	–	–
Net margin [2]	23	23	–	–	–
Number of relationship managers
Number of relationship managers	590	520	470	13	11
Net interest income includes a term spread credit on deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management and discretionary mandate fees. Transaction-based revenues arise mainly from brokerage and product issuing fees, foreign exchange fees from client transactions and corporate advisory fees. Other revenues primarily include gains and losses on credit hedges that generally offset corresponding increases or releases of provision for credit losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Net interest income
2015 vs 2014: Up 14% from CHF 389 million to CHF 445 million
The increase in net interest income reflected higher loan and deposit margins on higher average volumes.
2014 vs 2013: Down 3% from CHF 402 million to CHF 389 million
The decrease in net interest income reflected lower loan and deposit margins on higher average volumes.
Recurring commissions and fees
2015 vs 2014: Up 10% from CHF 237 million to CHF 260 million
The increase in recurring commissions and fees reflected higher discretionary mandate management fees, wealth structuring solution fees and investment product management fees.
2014 vs 2013: Up 19% from CHF 199 million to CHF 237 million
The increase in recurring commissions and fees reflected higher investment advisory fees, discretionary mandate management fees and wealth structuring solution fees.
Transaction-based revenues
2015 vs 2014: Up 11% from CHF 411 million to CHF 456 million
Higher transaction-based revenues reflected higher fees from the foreign exchange client business and higher brokerage and product issuing fees, partially offset by lower corporate advisory fees arising from integrated solutions.

2014 vs 2013: Up 13% from CHF 363 million to CHF 411 million
Higher transaction-based revenues reflected higher brokerage and product issuing fees and corporate advisory fees arising from integrated solutions, partially offset by lower fees from the foreign exchange client business.
Provision for credit losses
The Private Banking loan portfolio is primarily comprised of >>>lombard loans, mainly backed by listed securities.
2015 vs 2014: Up 350% from CHF 4 million to CHF 18 million
The increase in provision for credit losses reflected a small number of individual cases and was offset by gains from related credit hedges recorded in other revenues.
2014 vs 2013: Up 300% from CHF 1 million to CHF 4 million
Provision for credit losses in 2014 remained at a low level.
Compensation and benefits
2015 vs 2014: Up 15% from CHF 455 million to CHF 522 million
Compensation and benefits increased driven by higher salaries and discretionary compensation reflecting growth-related higher headcount.
2014 vs 2013: Up 8% from CHF 420 million to CHF 455 million
Compensation and benefits increased driven by higher salaries and discretionary compensation reflecting growth-related higher headcount, and higher deferred compensation expenses from prior-year awards.
General and administrative expenses
2015 vs 2014: Up 7% from CHF 228 million to CHF 244 million
General and administrative expenses increased mainly due to higher litigation provisions and other administrative and infrastructure expenses.
2014 vs 2013: Down 7% from CHF 244 million to CHF 228 million
General and administrative expenses decreased mainly due to lower litigation provisions.
Margins
Gross margin
Our gross margin was 79 basis points in 2015, three basis points higher compared to 2014, mainly reflecting higher net interest income, higher transaction-based revenues and higher recurring commissions and fees, partially offset by a 9.5% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 23 basis points in 2015, stable compared to 2014, mainly reflecting higher net interest income, higher transaction-based revenues and higher recurring commissions and fees, partially offset by higher total operating expenses and the 9.5% increase in average assets under management.
Assets under management
As of the end of 2015, assets under management remained stable at CHF 150.4 billion compared to the end of 2014 as net new assets of CHF 17.8 billion were offset by a reclassification of CHF 9.1 billion assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in the third quarter of 2015 as well as unfavorable market and foreign exchange-related movements. Net new assets reflected inflows primarily from the Greater China and South East Asia markets.
> Refer to “Assets under management” in Assets under management for further information on the updated assets under management policy.
As of the end of 2014, assets under management of CHF 150.5 billion were CHF 29.2 billion higher compared to the end of 2013, reflecting net new assets of CHF 17.5 billion, favorable foreign exchange-related movements and positive market movements. Net new assets reflected inflows primarily from the Greater China and South East Asia markets.

Assets under management – Private Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets under management (CHF billion)
Assets under management	150.4	150.5	121.3	(0.1)	24.1
Average assets under management (CHF billion)
Average assets under management	150.0	137.0	–	9.5	–
Assets under management by currency (CHF billion)
USD	66.5	57.9	44.1	14.9	31.3
EUR	4.7	5.4	4.8	(13.0)	12.5
CHF	2.3	2.0	2.2	15.0	(9.1)
Other	76.9	85.2	70.2	(9.7)	21.4
Assets under management	150.4	150.5	121.3	(0.1)	24.1
Growth in assets under management (CHF billion)
Net new assets	17.8	17.5	11.8	–	–
Other effects	(17.9)	11.7	(2.4)	–	–
of which market movements	(4.9)	2.4	8.9	–	–
of which currency	(3.4)	10.4	(7.0)	–	–
of which other	(9.6)	(1.1)	(4.3)	–	–
Growth in assets under management	(0.1)	29.2	9.4	–	–
Growth in assets under management (%)
Net new assets	11.8	14.4	–	–	–
Other effects	(11.9)	9.7	–	–	–
Growth in assets under management	(0.1)	24.1	–	–	–

Investment Banking
Results – Investment Banking
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	2,661	2,298	2,054	16	12
Provision for credit losses	17	36	(8)	(53)	–
Compensation and benefits	1,035	970	906	7	7
General and administrative expenses	546	493	466	11	6
Commission expenses	272	209	197	30	6
Goodwill impairment	756	–	–	–	–
Restructuring expenses	2	–	–	–	–
Total other operating expenses	1,576	702	663	125	6
Total operating expenses	2,611	1,672	1,569	56	7
Income before taxes	33	590	493	(94)	20
Statement of operations metrics (%)
Cost/income ratio	98.1	72.8	76.4	–	–
Net revenue detail (CHF million)
Fixed income sales and trading	608	653	473	(7)	38
Equity sales and trading	1,872	1,383	1,295	35	7
Underwriting and advisory	292	397	394	(26)	1
Other revenues	(111)	(135)	(108)	(18)	25
Net revenues	2,661	2,298	2,054	16	12
Fixed income sales and trading includes global macro products, emerging markets trading and financing and credit. Equity sales and trading includes cash equities, derivatives, prime services and systematic market making. Underwriting and advisory includes debt and equity underwriting and advisory and other fees. Other revenues primarily include integrated solutions revenues paid to other businesses.

Results
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Fixed income sales and trading
2015 vs 2014: Down 7% from CHF 653 million to CHF 608 million
Lower fixed income sales and trading revenues were primarily driven by emerging markets mainly from financing activities, partially offset by an increase in global macro products driven by increased client activity.
2014 vs 2013: Up 38% from CHF 473 million to CHF 653 million
Higher fixed income sales and trading revenues were primarily driven by emerging markets mainly from financing activities driven by increased client activity.
Equity sales and trading
2015 vs 2014: Up 35% from CHF 1,383 million to CHF 1,872 million
Higher equity sales and trading revenues reflected increased client activity and favorable trading conditions, primarily in derivatives and systematic market making.
2014 vs 2013: Up 7% from CHF 1,295 million to CHF 1,383 million
Higher equity sales and trading revenues reflected high levels of client activity, primarily in derivatives, partially offset by lower revenues from systematic market making.
Underwriting and advisory
2015 vs 2014: Down 26% from CHF 397 million to CHF 292 million
Underwriting and advisory revenues decreased, reflecting declines in IPO and related follow-on activities, M&A transactions and the impact of a significant client transaction in 2014.
2014 vs 2013: Stable at CHF 397 million
Underwriting and advisory revenues were stable as revenues from a significant client transaction in 2014 were offset by lower debt underwriting revenues.
Provision for credit losses
The Investment Banking loan portfolio is primarily comprised of secured and unsecured corporate loans.
2015 vs 2014: Down 53% from CHF 36 million to CHF 17 million
Provision for credit losses decreased mainly reflecting additional provisions on existing impaired loans in 2015 compared to new impaired loans in 2014.
2014 vs 2013: Up from CHF (8) million to CHF 36 million
The increase in provision for credit losses reflected a small number of individual cases.

Compensation and benefits
2015 vs 2014: Up 7% from CHF 970 million to CHF 1,035 million
Compensation and benefits increased driven by higher deferred compensation expenses from prior-year awards and higher salaries and discretionary compensation reflecting growth-related higher headcount.
2014 vs 2013: Up 7% from CHF 906 million to CHF 970 million
Compensation and benefits increased driven by higher discretionary compensation and higher deferred compensation expenses from prior-year awards.
General and administrative expenses
2015 vs 2014: Up 11% from CHF 493 million to CHF 546 million
General and administrative expenses increased, mainly due to higher litigation provisions, higher other administrative expenses and increased training and consulting expenses.
2014 vs 2013: Up 6% from CHF 466 million to CHF 493 million
General and administrative expenses increased, mainly due to higher other administrative expenses, partially offset by lower litigation provisions and lower occupancy expenses.

Global Markets
In 2015, Global Markets reported a loss before taxes of CHF 1,944 million, including a goodwill impairment charge of CHF 2,661 million, and net revenues of CHF 7,391 million. Net revenues declined 14% compared to 2014, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	7,391	8,613	8,974	(14)	(4)
Provision for credit losses	13	7	17	86	(59)
Compensation and benefits	3,418	3,332	3,271	3	2
General and administrative expenses	2,546	2,063	2,090	23	(1)
Commission expenses	592	554	584	7	(5)
Goodwill impairment	2,661	0	0	–	–
Restructuring expenses	105	–	–	–	–
Total other operating expenses	5,904	2,617	2,674	126	(2)
Total operating expenses	9,322	5,949	5,945	57	–
Income/(loss) before taxes	(1,944)	2,657	3,012	–	(12)
Statement of operations metrics (%)
Return on regulatory capital	(10.0)	14.0	–	–	–
Cost/income ratio	126.1	69.1	66.2	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	13,248	12,146	10,705	9	13
Pre-tax return on average economic risk capital (%) [1]	(14.0)	22.7	29.1	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	262,201	365,580	359,563	(28)	2
Risk-weighted assets	73,706	73,280	73,300	1	0
Risk-weighted assets (USD)	74,514	74,048	82,373	1	(10)
Leverage exposure	313,315	412,316	–	(24)	–
Leverage exposure (USD)	316,752	416,639	–	(24)	–
Number of employees (full-time equivalents)
Number of employees	13,000	11,900	12,100	9	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenue detail (CHF million)
Fixed income sales and trading	3,815	4,743	4,692	(20)	1
Equity sales and trading	2,787	2,969	3,288	(6)	(10)
Underwriting	994	1,098	1,108	(9)	(1)
Other	(205)	(197)	(114)	4	73
Net revenues	7,391	8,613	8,974	(14)	(4)
Results Summary
Full-year 2015 results
In 2015, we reported a loss before taxes of CHF 1,944 million, including the goodwill impairment charge of CHF 2,661 million, and net revenues of CHF 7,391 million. Net revenues declined 14% compared to 2014, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity. Fixed income sales and trading revenues declined 20%, driven by mark-to-market losses across our yield businesses. Global credit products revenues declined, primarily due to mark-to-market losses on client inventory reflecting a significant deterioration in US high yield markets, particularly in the second half of the year. In addition, securitized products revenues declined compared to strong performance in 2014 as weakness in non-agency and agency results, in part due to mark-to-market losses on client inventory, offset significant revenue growth in our asset finance franchise. Emerging markets revenues declined, primarily due to lower client financing activity and weaker trading performance across all regions. These declines were partially offset by higher global macro products revenues as increased volatility led to improved client activity. Equity sales and trading revenues declined 6%, primarily due to lower cash equities results that reflected less favorable market conditions, particularly in Latin America where we have a strong market position. In addition, derivatives revenues declined slightly, reflecting lower fund-linked products performance. These declines were partially offset by higher systematic market making revenues, albeit from subdued levels in 2014. Prime services results increased slightly despite significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy. Underwriting revenues declined 9%, primarily due to weak debt underwriting revenues, reflecting lower leveraged finance activity in the US. Equity underwriting results were stable compared to 2014. Total operating expenses were CHF 9,322 million, up 57% compared to 2014, and included the goodwill impairment charge of CHF 2,661 million. Compensation and benefits increased 3% to CHF 3,418 million, reflecting the foreign exchange impact of the strengthening of the US dollar against the Swiss Franc and higher salaries. In US dollars, compensation and benefits declined 3%, reflecting lower deferred compensation from prior year awards and lower discretionary compensation expenses.
Full-year 2014 results
In 2014, revenues reflected the recognition of funding valuation adjustments of CHF 108 million. Net revenues were down 4%, reflecting lower results in equity sales and trading that offset stable performance in fixed income sales and trading. Fixed income sales and trading revenues were stable compared to 2013 as continued momentum in our securitized products franchise offset lower global macro products and global credit products revenues. Equity sales and trading revenues declined 10%, across most products reflecting low volumes and volatility in the year and compared to a strong 2013 performance. Underwriting revenues were stable as strong equity underwriting issuance offset lower debt underwriting results. Total operating expenses of CHF 5,945 million were stable compared to 2013. Compensation and benefits increased 2% to CHF 3,332 million, reflecting higher deferred compensation expense from prior-year awards and higher salary expenses. Total other operating expenses were down 2% compared to 2013 reflecting lower commission expenses.
Capital and leverage metrics
At the end of 2015, Global Markets reported risk-weighted assets of USD 74.5 billion, an increase of USD 0.5 billion compared to the end of 2014. This increase was driven by uplifts from methodology and higher operational risk RWA partially offset by business reductions of USD 2 billion. Leverage exposure was USD 316.8 billion, reflecting a decrease of USD 99.9 billion compared to the end of 2014, due to our balance sheet reduction initiative.

Results detail
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013. Share of wallet refers to our share of the overall fee pool for the respective products.
Fixed income sales and trading
2015 vs 2014: Down 20% from CHF 4,743 million to CHF 3,815 million
Fixed income sales and trading revenues declined significantly, primarily driven by weak performance in our yield businesses, particularly global credit products and securitized products. During the second half of 2015, a significant widening in US high yield spreads, comparable to peak 2011 levels, resulted in reduced client activity and low levels of market liquidity. As a result, global credit products significantly declined primarily due to mark-to-market losses on client inventory, particularly in our US distressed high yield trading portfolio, as fund redemptions resulted in an accelerated market sell-off. In addition, securitized products revenues decreased significantly, driven by mark-to-market losses in non-agency collateralized loan obligations (CLO) and non-agency commercial mortgage-backed securities (CMBS). We also incurred mark-to-market losses in agency CMBS as swaps tightened in a difficult macro environment. Emerging markets revenues declined, reflecting weak performance across all regions, particularly in Latin America, and our financing business. Global macro products results increased, primarily due to improved US rates performance from increased client activity following the US Federal Reserve rate hike.
2014 vs 2013: Stable at CHF 4,743 million
Fixed income sales and trading revenues were stable, primarily driven by strong performance in securitized products, reflecting growth across trading and origination from our efforts to diversify the franchise. This increase was partially offset by lower revenues in global macro products as subdued client activity and low volatility in the first half of the year offset improved trading conditions in the second half of the year. We also had lower revenues in our credit franchise as lower leveraged finance origination activity, due to increased market volatility, resulted in weaker trading performance. Emerging markets revenues declined, reflecting weak performance in Latin America. Our results also include the adverse impact of the recognition of funding valuation adjustments (FVA) of CHF 95 million in the fourth quarter of 2014.
Equity sales and trading
2015 vs 2014: Down 6% from CHF 2,969 million to CHF 2,787 million
Equity sales and trading revenues declined, primarily driven by weak cash equities performance due to difficult trading conditions in Latin America, where we have a strong market position. Derivatives results declined slightly, reflecting lower fund-linked products performance. These declines were partially offset by higher systematic market making revenues reflecting increased market volatility. We also had slightly increased prime services revenues despite significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy.
2014 vs 2013: Down 10% from CHF 3,288 million to CHF 2,969 million
The lower revenues results reflected less favorable trading conditions, such as low volumes and low levels of volatility in the year. We had significantly weaker results in systematic market making following a strong performance in 2013. We also had lower cash equities results, reflecting difficult market conditions and subdued activity in Brazil. Derivatives revenues declined, reflecting weak performance across the Americas and EMEA. The decline was partially offset by increased revenues in prime services, reflecting a strong market share, continued portfolio optimization and increased trading and clearing activity.
Underwriting
2015 vs 2014: Down 9% from CHF 1,098 million to CHF 994 million
Underwriting revenues declined, primarily due to weak debt underwriting revenues, reflecting lower leveraged finance activity in the US, but partially offset by higher investment grade revenues. Equity underwriting results were stable compared to 2014.
2014 vs 2013: Stable at CHF 1,098 million
Underwriting revenues were stable as higher equity underwriting results from higher industry-wide issuance activity across products were offset by lower debt underwriting revenues as a result of a decline in our investment grade business.
Compensation and benefits
2015 vs 2014: Up 3% from CHF 3,332 million to CHF 3,418 million
Compensation and benefits increased, reflecting the foreign exchange impact of the strengthening of the US dollar against the Swiss Franc and higher salaries. In US dollars, compensation and benefits declined 3%, reflecting lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses.
2014 vs 2013: Up 2% from CHF 3,271 million to CHF 3,332 million
The increase was primarily driven by higher deferred compensation expenses from prior-year awards and higher salary expenses.
General and administrative expenses
2015 vs 2014: Up 23% from CHF 2,063 million to CHF 2,546 million
Expenses increased significantly, reflecting increased investments in our risk, regulatory and compliance infrastructure and higher litigation provisions.
2014 vs 2013: Stable at CHF 2,063 million
Expenses were stable as lower infrastructure costs and lower UK bank levy expenses, partially offset by higher litigation provisions.

Investment Banking & Capital Markets
In 2015, Investment Banking & Capital Markets reported a loss before taxes of CHF 353 million, including a goodwill impairment charge of CHF 380 million, and net revenues of CHF 1,752 million. Volatile markets made for a challenging year compared to 2014. Profitability was negatively impacted by lower underwriting revenues and mark-to-market losses in the underwriting and lending portfolio.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	1,752	2,106	2,014	(17)	5
Provision for credit losses	3	(2)	0	–	–
Compensation and benefits	1,266	1,188	1,056	7	13
General and administrative expenses	432	409	376	6	9
Commission expenses	2	3	1	(33)	200
Goodwill impairment	380	0	0	–	–
Restructuring expenses	22	–	–	–	–
Total other operating expenses	836	412	377	103	9
Total operating expenses	2,102	1,600	1,433	31	12
Income/(loss) before taxes	(353)	508	581	–	(13)
Statement of operations metrics (%)
Return on regulatory capital	(15.0)	26.2	–	–	–
Cost/income ratio	120.0	76.0	71.2	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,358	3,893	3,248	12	20
Pre-tax return on average economic risk capital (%) [1]	(8.1)	13.0	17.9	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	19,800	14,928	6,662	33	124
Risk-weighted assets	17,824	13,870	11,210	29	24
Risk-weighted assets (USD)	18,020	14,015	12,598	29	11
Leverage exposure	42,861	42,017	–	2	–
Leverage exposure (USD)	43,331	42,457	–	2	–
Number of employees (full-time equivalents)
Number of employees	2,800	2,400	2,400	17	–
2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenue detail (CHF million)
Debt underwriting	852	1,064	1,055	(20)	1
Equity underwriting	376	494	402	(24)	23
Advisory and other fees	705	584	553	21	6
Other	(181)	(36)	4	403	–
Net revenues	1,752	2,106	2,014	(17)	5
Results Summary
Full-year 2015 results
In 2015, Investment Banking & Capital Markets reported a loss before taxes of CHF 353 million, including the goodwill impairment charge of CHF 380 million, and net revenues of CHF 1,752 million. Net revenues declined 17% compared to 2014. Debt underwriting revenues of CHF 852 million were down 20% on lower leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments and lending portfolio. Equity underwriting revenues of CHF 376 million were down 24%, primarily reflecting a decrease in the overall fee pool for IPOs. Advisory revenues of CHF 705 million were up 21%, driven by an increase in the overall fee pool. Total operating expenses of CHF 2,102 million were up 31%, compared to 2014, primarily reflecting the goodwill impairment charge. Total operating expenses were also impacted by market-based salary increases, investment in strategic hires for the growth plan and restructuring expenses recognized in 4Q15 in connection with the implementation of the new strategy. These increases were partially offset by a decrease in discretionary compensation.
Full-year 2014 results
In 2014, we reported net revenues of CHF 2,106 million, an increase of 5% compared to 2013. The results reflected higher advisory and equity underwriting revenues, driven by increased activity in IPOs and M&A. Total operating expenses of CHF 1,600 million were up 12% compared to 2013, reflecting higher compensation and benefits.
Capital and leverage metrics
At the end of 2015, risk-weighted assets were USD 18.0 billion, an increase of USD 4.0 billion compared to the end of 2014. This increase was driven by higher investment grade and non-investment grade underwriting commitments, as well as methodology changes. We reported leverage exposure of USD 43.3 billion, a reduction of USD 0.9 billion compared to the end of 2014.
Results detail
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013. Share of wallet refers to our share of the overall fee pool for the respective products.
Debt underwriting
2015 vs 2014: Down 20% from CHF 1,064 million to CHF 852 million
The decrease was primarily driven by lower leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments and lending portfolio. Leveraged finance revenues were lower on reduced leveraged loan activity amid significant market volatility.
2014 vs 2013: Stable at CHF 1,064 million
Growth in our investment grade businesses offset lower leveraged finance revenues, which declined versus a strong 2013, consistent with the overall fee pool.
Equity underwriting
2015 vs 2014: Down 24% from CHF 494 million to CHF 376 million
The decrease was driven by lower revenues from IPOs, reflecting declines in industry-wide issuance activity. We had higher revenues from follow-on offerings despite a decrease in industry-wide activity, driven by share of wallet gains.
2014 vs 2013: Up 23% from CHF 402 million to CHF 494 million
The increase was driven by higher revenues from IPOs, in line with higher industry-wide issuance activity. We also had higher revenues from follow-on offerings as an increase in the related fee pool offset a decrease in our share of wallet.
Advisory and other fees
2015 vs 2014: Up 21% from CHF 584 million to CHF 705 million
The increase in revenues was driven by a higher number of completed M&A transactions, reflecting an increase in the overall fee pool.
2014 vs 2013: Up 6% from CHF 553 million to CHF 584 million
The increase in revenues reflected the growth in the overall fee pool and more favorable market conditions.

Compensation and benefits
2015 vs 2014: Up 7% from CHF 1,188 million to CHF 1,266 million
Compensation and benefits increased as a result of market-based salary increases and investment in strategic hires as part of the Investment Banking & Capital Markets growth strategy.
2014 vs 2013: Up 13% from CHF 1,056 million to CHF 1,188 million
The increase was primarily driven by higher deferred compensation expenses from prior-year awards and higher discretionary compensation expenses.
General and administrative expenses
2015 vs 2014: Up 6% from CHF 409 million to CHF 432 million
The increase was primarily driven by investments in our risk and compliance infrastructure.
2014 vs 2013: Up 9% from CHF 376 million to CHF 409 million
The increase was primarily driven by higher litigation provisions.

Strategic Resolution Unit
In 2015, the Strategic Resolution Unit reported a loss before taxes of CHF 2,510 million and net revenues of CHF 413 million. Net revenues declined compared to 2014.
In 2015, we reduced risk-weighted assets and leverage exposure. As of the end of 2015, we had risk-weighted assets of CHF 61.6 billion, a decrease of CHF 3.4 billion compared to the end of 2014. Leverage exposure was CHF 138.2 billion as of the end of 2015, reflecting a decrease of CHF 80.9 billion compared to the end of 2014.
Divisional results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	413	1,168	1,630	(65)	(28)
of which from noncontrolling interests without significant economic interest	11	427	639	(97)	(33)
Provision for credit losses	132	33	77	300	(57)
Compensation and benefits	1,017	1,082	1,150	(6)	(6)
General and administrative expenses	1,462	3,448	2,738	(58)	26
of which litigation expenses	414	2,535	1,938	(84)	31
Commission expenses	159	178	211	(11)	(16)
Goodwill impairment	0	0	12	–	(100)
Restructuring expenses	153	–	–	–	–
Total other operating expenses	1,774	3,626	2,961	(51)	22
Total operating expenses	2,791	4,708	4,111	(41)	15
of which from noncontrolling interests without significant economic interest	22	32	47	(31)	(32)
Loss before taxes	(2,510)	(3,573)	(2,558)	(30)	40
of which from noncontrolling interests without significant economic interest	(11)	395	592	–	(33)
Statement of operations metrics (%)
Return on regulatory capital	(28.2)	(32.6)	–	–	–
Balance sheet statistics (CHF million)
Total assets	77,664	107,464	108,472	(28)	(1)
Risk-weighted assets	61,638	65,072	65,867	(5)	(1)
Leverage exposure	138,219	219,075	–	(37)	–
Number of employees (full-time equivalents)
Number of employees	2,100	3,400	3,800	(38)	(11)

Divisional results (continued)
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenue detail (CHF million)
Restructuring of select onshore businesses	758	910	856	(17)	6
Legacy cross-border business and small markets	292	403	513	(28)	(21)
Restructuring of former Asset Management division	(108)	167	483	–	(65)
Legacy investment banking portfolio	(380)	(388)	(104)	(2)	273
Legacy funding costs	(250)	(219)	(481)	14	(54)
Other	90	(132)	(276)	–	(52)
Noncontrolling interests without significant economic interest	11	427	639	(97)	(33)
Net revenues	413	1,168	1,630	(65)	(28)
results summary
Full-year 2015 results
In 2015, the Strategic Resolution Unit reported a loss before taxes of CHF 2,510 million compared to a loss before taxes of CHF 3,573 million in 2014. Net revenues decreased CHF 755 million compared to 2014, primarily driven by lower revenues from noncontrolling interests without significant economic interest and losses relating to the restructuring of the former Asset Management division in 2015. Provision for credit losses was CHF 132 million in 2015 compared to CHF 33 million in 2014, primarily relating to the restructuring of select onshore businesses. Total operating expenses decreased from CHF 4,708 million in 2014 to CHF 2,791 million in 2015, mainly due to lower litigation expenses.
Full-year 2014 results
In 2014, the Strategic Resolution Unit reported a loss before taxes of CHF 3,573 million compared to a loss before taxes of CHF 2,558 million in 2013. Net revenues decreased CHF 462 million compared to 2013, primarily driven by lower net revenues relating to the restructuring of the former Asset Management division and losses from the legacy investment banking portfolio in 2014. Provision for credit losses decreased from CHF 77 million in 2013 to CHF 33 million in 2014. Total operating expenses increased from CHF 4,111 million in 2013 to CHF 4,708 million in 2014, mainly due to higher litigation expenses.
Capital and leverage metrics
In 2015, we reduced risk-weighted assets and leverage exposure. As of the end of 2015, we had risk-weighted assets of CHF 61.6 billion, a decrease of CHF 3.4 billion compared to the end of 2014. The decrease was mainly driven by various initiatives in the legacy investment banking portfolio. Leverage exposure was CHF 138.2 billion as of the end of 2015, reflecting a decrease of CHF 80.9 billion compared to the end of 2014, driven by various initiatives in the legacy investment banking portfolio including sales, clearing and compression and other mitigating measures.
Results detail
The following provides a comparison of our 2015 results versus 2014 and our 2014 results versus 2013.
Net revenues
2015 vs 2014: Down 65% from CHF 1,168 million to CHF 413 million
The decrease in net revenues was driven by lower revenues from noncontrolling interests without significant economic interest and losses relating to the restructuring of the former Asset Management division.
2014 vs 2013: Down 28% from CHF 1,630 million to CHF 1,168 million
The decrease in net revenues was primarily driven by lower revenues relating to the restructuring of the former Asset Management division, higher losses relating to the legacy investment banking portfolio and lower revenues from noncontrolling interest without significant economic interest, partially offset by lower losses relating to legacy funding costs.
Total operating expenses
2015 vs 2014: Down 41% from CHF 4,708 million to CHF 2,791 million
Total operating expenses decreased mainly due to lower litigation expenses. Litigation expenses decreased from CHF 2,535 million in 2014 to CHF 414 million in 2015. Litigation expenses in 2014 included CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters and CHF 841 million primarily in connection with mortgage-related matters.
2014 vs 2013: Up 15% from CHF 4,111 million to CHF 4,708 million
Total operating expenses increased mainly due to higher litigation expenses. Litigation expenses increased from CHF 1,938 million in 2013 to CHF 2,535 million in 2014. Litigation expenses in 2013 included provisions of CHF 1,117 million in connection with mortgage-related matters, including in connection with the settlement with the Federal Housing Finance Agency in March 2014, and CHF 600 million in connection with US cross-border matters.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center results
	in / end of			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of operations (CHF million)
Net revenues	445	548	(321)	(19)	–
Provision for credit losses	0	2	1	(100)	100
Compensation and benefits	329	334	238	(1)	40
General and administrative expenses	431	260	62	66	319
Commission expenses	45	5	26	–	(81)
Total other operating expenses	476	265	88	80	201
Total operating expenses	805	599	326	34	84
Loss before taxes	(360)	(53)	(648)	–	(92)
Balance sheet statistics (CHF million)
Total assets	62,872	21,562	32,979	192	(35)
Risk-weighted assets [1]	16,878	16,125	15,298	5	5
Leverage exposure [1]	59,723	15,180	–	293	–
1 Disclosed on a look-through basis.

Results summary
Full-year 2015 results
In 2015, Corporate Center recorded a loss before taxes of CHF 360 million compared to a loss before taxes of CHF 53 million in 2014, primarily reflecting lower fair value gains from movements in own credit spreads of CHF 298 million in 2015, compared to fair value gains from movements in own credit spreads of CHF 543 million in 2014, and higher expenses in connection with the legal entity program in 2015.
Full-year 2014 results
In 2014, Corporate Center recorded a loss before taxes of CHF 53 million compared to a loss before taxes of CHF 648 million in 2013, primarily reflecting fair value gains from movements in own credit spreads of CHF 543 million in 2014, compared to fair value losses from movements in own credit spreads of CHF 296 million in 2013. The improved results were partially offset by higher expenses in connection with the legal entity program in 2014.
Corporate Center results (continued)
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Net revenue detail (CHF million)
Treasury results	69	(78)	(40)	–	95
Fair value impact from movements in own credit spreads	298	543	(296)	(45)	–
Other	78	83	15	(6)	453
Net revenues	445	548	(321)	(19)	–
Corporate Center – expenses before and after service allocation to divisions
	in			% change
	2015	2014	2013	15 / 14	14 / 13
Statements of expenses (CHF million)
Compensation and benefits	3,020	3,030	3,095	0	(2)
General and administrative expenses	3,915	3,531	3,312	11	7
Commission expenses	45	5	26	–	(81)
Restructuring expenses	106	–	–	–	–
Total other operating expenses	4,066	3,536	3,338	15	6
Total operating expenses before allocations to divisions	7,086	6,566	6,433	8	2
Net allocation to divisions	6,281	5,967	6,107	5	(2)
of which Swiss Universal Bank	1,531	1,468	1,472	4	0
of which International Wealth Management	967	930	1,055	4	(12)
of which Asia Pacific	756	724	678	4	7
of which Global Markets	2,090	1,946	1,988	7	(2)
of which Investment Banking & Capital Markets	289	252	234	15	8
of which Strategic Resolution Unit	648	647	680	0	(5)
Total operating expenses	805	599	326	34	84

Assets under management
As of December 31, 2015, assets under management were CHF 1,214.1 billion, down 11.3% compared to December 31, 2014, primarily reflecting the transfer of our US domestic private banking business and a reclassification of assets under management to assets under custody within client assets, partially offset by net new assets of CHF 46.9 billion.
Assets under management
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to assets under custody within client assets which has been reflected as a structural effect in the third quarter of 2015.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Assets under management and client assets
	end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets under management (CHF billion)
Swiss Universal Bank – Private Banking	241.0	258.6	244.2	(6.8)	5.9
Swiss Universal Bank – Corporate & Institutional Banking	275.8	275.9	250.0	0.0	10.4
International Wealth Management – Private Banking	289.6	323.7	297.8	(10.5)	8.7
International Wealth Management – Asset Management	321.3	305.2	270.1	5.3	13.0
Asia Pacific – Private Banking	150.4	150.5	121.3	(0.1)	24.1
Strategic Resolution Unit	27.3	144.0	167.0	(81.0)	(13.8)
Assets managed across businesses [1]	(91.3)	(89.2)	(72.8)	2.4	22.5
Assets under management	1,214.1	1,368.7	1,277.6	(11.3)	7.1
of which continuing operations	1,214.1	1,368.7	1,248.6	(11.3)	9.6
of which discontinued operations	0.0	0.0	29.0	–	(100.0)
Assets under management from continuing operations	1,214.1	1,368.7	1,248.6	(11.3)	9.6
of which discretionary assets	410.1	429.1	417.8	(4.4)	2.7
of which advisory assets	804.0	939.6	830.8	(14.4)	13.1
Client assets (CHF billion) [2]
Swiss Universal Bank – Private Banking	266.2	266.5	251.9	(0.1)	5.8
Swiss Universal Bank – Corporate & Institutional Banking	377.1	375.5	352.7	0.4	6.5
International Wealth Management – Private Banking	400.0	429.2	391.8	(6.8)	9.5
International Wealth Management – Asset Management	321.3	305.2	270.1	5.3	13.0
Asia Pacific – Private Banking	169.8	157.1	129.6	8.1	21.2
Strategic Resolution Unit	110.4	159.8	179.1	(30.9)	(10.8)
Assets managed across businesses [1]	(91.3)	(89.2)	(72.8)	2.4	22.5
Client assets [2]	1,553.5	1,604.1	1,502.4	(3.2)	6.8
of which continuing operations	1,553.5	1,604.1	1,473.0	(3.2)	8.9
of which discontinued operations	0.0	0.0	29.4	–	(100.0)
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2015		2014	2013
Growth in assets under management (CHF billion)
Net new assets from continuing operations	46.9		29.9	35.0
Net new assets from discontinued operations	0.0		(2.0)	(4.0)
Net new assets	46.9	[1]	27.9	31.0
of which Swiss Universal Bank – Private Banking	3.2		3.8	(2.5)
of which Swiss Universal Bank – Corporate & Institutional Banking	10.6		5.5	8.8
of which International Wealth Management – Private Banking	(3.0)		7.3	10.3
of which International Wealth Management – Asset Management [2]	26.5		6.5	15.9
of which Asia Pacific – Private Banking	17.8		17.5	11.8
of which Strategic Resolution Unit	(4.0)	[1]	(9.6)	(7.8)
of which assets managed across businesses [3]	(4.2)		(3.1)	(5.5)
Other effects from continuing operations	(201.5)		90.2	18.6
Other effects from discontinued operations	0.0		(27.0)	(20.0)
Other effects	(201.5)	[1]	63.2	(1.4)
of which Swiss Universal Bank – Private Banking	(20.8)		10.6	23.4
of which Swiss Universal Bank – Corporate & Institutional Banking	(10.7)		20.4	17.4
of which International Wealth Management – Private Banking	(31.1)		18.6	(16.9)
of which International Wealth Management – Asset Management	(10.4)		28.6	8.6
of which Asia Pacific – Private Banking	(17.9)		11.7	(2.4)
of which Strategic Resolution Unit	(112.7)	[1]	(13.4)	(25.7)
of which assets managed across businesses [3]	2.1		(13.3)	(5.8)
Growth in assets under management from continuing operations	(154.6)		120.1	53.6
Growth in assets under management from discontinued operations	0.0		(29.0)	(24.0)
Growth in assets under management	(154.6)		91.1	29.6
of which Swiss Universal Bank – Private Banking	(17.6)		14.4	20.9
of which Swiss Universal Bank – Corporate & Institutional Banking	(0.1)		25.9	26.2
of which International Wealth Management – Private Banking	(34.1)		25.9	(6.6)
of which International Wealth Management – Asset Management [2]	16.1		35.1	24.5
of which Asia Pacific – Private Banking	(0.1)		29.2	9.4
of which Strategic Resolution Unit	(116.7)		(23.0)	(33.5)
of which assets managed across businesses [3]	(2.1)		(16.4)	(11.3)
1 Updated since the 4Q15 Earnings Release to reflect a reclassification within the components of the growth in assets under management.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
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
As of December 31, 2015, assets under management of CHF 1,214.1 billion decreased CHF 154.6 billion compared to the end of 2014, reflecting the transfer of our US domestic private banking business, the CHF 46.4 billion reclassification of assets under management to assets under custody due to the introduction of the updated assets under management policy and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 46.9 billion and favorable market movements.
The Private Banking business of Swiss Universal Bank had assets under management of CHF 241.0 billion as of the end of 2015, a decrease of CHF 17.6 billion compared to the end of 2014, primarily reflecting a reclassification of CHF 15.8 billion of assets under management to assets under custody and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 3.2 billion and favorable market movements.
The Corporate & Institutional Banking business of Swiss Universal Bank had assets under management of CHF 275.8 billion as of the end of 2015, stable compared to the end of 2014, reflecting net new assets of CHF 10.6 billion and favorable market movements, offset by a reclassification of CHF 8.3 billion of assets under management to assets under custody and unfavorable foreign exchange-related movements.

Growth in assets under management (continued)
in	2015	2014	2013
Growth in assets under management (%)
Net new assets from continuing operations	3.4	2.4	2.9
Net new assets from discontinued operations	0.0	(6.9)	(7.5)
Net new assets	3.4	2.2	2.5
of which Swiss Universal Bank – Private Banking	1.2	1.6	(1.1)
of which Swiss Universal Bank – Corporate & Institutional Banking	3.8	2.2	3.9
of which International Wealth Management – Private Banking	(0.9)	2.5	3.4
of which International Wealth Management – Asset Management [1]	8.7	2.4	6.5
of which Asia Pacific – Private Banking	11.8	14.4	10.5
of which Strategic Resolution Unit	(2.8)	(5.7)	(3.9)
of which assets managed across businesses [2]	4.7	4.3	8.9
Other effects from continuing operations	(14.7)	7.2	1.6
Other effects from discontinued operations	0.0	(93.1)	(37.8)
Other effects	(14.7)	4.9	(0.1)
of which Swiss Universal Bank – Private Banking	(8.0)	4.3	10.5
of which Swiss Universal Bank – Corporate & Institutional Banking	(3.8)	8.2	7.8
of which International Wealth Management – Private Banking	(9.6)	6.2	(5.6)
of which International Wealth Management – Asset Management	(3.4)	10.6	3.5
of which Asia Pacific – Private Banking	(11.9)	9.7	(2.1)
of which Strategic Resolution Unit	(78.2)	(8.1)	(12.8)
of which assets managed across businesses [2]	(2.3)	18.2	9.5
Growth in assets under management from continuing operations	(11.3)	9.6	4.5
Growth in assets under management from discontinued operations	0.0	(100.0)	(45.3)
Growth in assets under management	(11.3)	7.1	2.4
of which Swiss Universal Bank – Private Banking	(6.8)	5.9	9.4
of which Swiss Universal Bank – Corporate & Institutional Banking	0.0	10.4	11.7
of which International Wealth Management – Private Banking	(10.5)	8.7	(2.2)
of which International Wealth Management – Asset Management [1]	5.3	13.0	10.0
of which Asia Pacific – Private Banking	(0.1)	24.1	8.4
of which Strategic Resolution Unit	(81.0)	(13.8)	(16.7)
of which assets managed across businesses [2]	2.4	22.5	18.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
The Private Banking business of International Wealth Management had assets under management of CHF 289.6 billion as of the end of 2015, a decrease of CHF 34.1 billion compared to the end of 2014, primarily due to unfavorable foreign exchange-related movements, a reclassification of CHF 11.1 billion of assets under management to assets under custody and net asset outflows of CHF 3.0 billion, partially offset by favorable market movements.
The Asset Management business of International Wealth Management had assets under management of CHF 321.3 billion as of the end of 2015, an increase of CHF 16.1 billion compared to the end of 2014, primarily due to net new assets of CHF 26.5 billion, partially offset by unfavorable foreign exchange-related movements.
The Private Banking business of Asia Pacific had assets under management of CHF 150.4 billion as of the end of 2015, stable compared to the end of 2014, reflecting net new assets of CHF 17.8 billion, offset by a reclassification of CHF 9.1 billion of assets under management to assets under custody, unfavorable market movements and unfavorable foreign exchange-related movements.
The Strategic Resolution Unit had CHF 27.3 billion assets under management as of the end of 2015, a decrease of CHF 116.7 billion compared to the end of 2014, primarily reflecting the transfer of our US domestic private banking business to Wells Fargo and net asset outflows of CHF 4.0 billion, partially offset by favorable market movements.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Strategic Resolution Unit” in II – Operating and financial review and “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
We recorded net new assets of CHF 46.9 billion in 2015.
Swiss Universal Bank contributed net new assets of CHF 3.2 billion in its Private Banking business, with solid contributions from >>>UHNWI, >>>HNWI and >>>affluent and retail clients, and CHF 10.6 billion in its Corporate & Institutional Banking business, primarily from Swiss pension funds.
International Wealth Management reported net asset outflows of CHF 3.0 billion in its Private Banking business, mainly reflecting the impact of regularization and pricing changes on cash deposits, and strong net new assets of CHF 26.5 billion in its Asset Management business, with inflows primarily from traditional products, including inflows from a joint venture in emerging markets, index solutions and credit products.
Asia Pacific reported strong net new assets of CHF 17.8 billion, reflecting inflows primarily from the Greater China and South East Asia markets.
The Strategic Resolution Unit had net asset outflows of CHF 4.0 billion due to the wind-down of operations.
Net new assets
in	2015		2014	2013
Net new assets (CHF billion)
Swiss Universal Bank – Private Banking	3.2		3.8	(2.5)
Swiss Universal Bank – Corporate & Institutional Banking	10.6		5.5	8.8
International Wealth Management – Private Banking	(3.0)		7.3	10.3
International Wealth Management – Asset Management	26.5		6.5	15.9
Asia Pacific – Private Banking	17.8		17.5	11.8
Strategic Resolution Unit	(4.0)	[1]	(9.6)	(7.8)
Assets managed across businesses [2]	(4.2)		(3.1)	(5.5)
Net new assets	46.9	[1]	27.9	31.0
of which continuing operations	46.9		29.9	35.0
of which discontinued operations	0.0		(2.0)	(4.0)
1 Updated since the 4Q15 Earnings Release to reflect a reclassification within the components of the growth in assets under management.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

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
In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain >>>OTC derivatives including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>collateralized debt obligation (CDO) securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high yield bonds) and life finance instruments.
We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in the divisions Global Markets, Investment Banking & Capital Markets, International Wealth Management, Asia Pacific and Strategic Resolution Unit. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.
Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information on fair value and related control processes of the Group.
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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information on VIEs.
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
> Refer to “Note 39 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information on allowance for loan losses.
Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities, historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate and institutional loans portfolio, the Group segregates loans by risk, industry or country rating. The methodology for loan portfolios in our investment banking businesses adjusts the rating-specific default probabilities to incorporate not only historic third-party data but also those implied from current quoted credit spreads.
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
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
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
On October 21, 2015, we announced the new strategy and organization, which included the introduction of a new segment structure. Under the prior structure, the reporting units for Private Banking & Wealth Management were Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management’s non-strategic unit, and Investment Banking was considered to be one reporting unit. With an effective date of November 1, 2015, the reporting units under the new structure were redefined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
Under Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), a qualitative assessment is permitted to evaluate whether a reporting unit’s >>>fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, the first step of the quantitative goodwill impairment test must be performed, by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, the second step of the quantitative goodwill impairment test, measuring the amount of an impairment loss, if any, has to be performed.
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
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2015, such residual equity was equal to CHF (4,725) million.
Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of competitors; estimates of our future earnings potential based on our five-year strategic business plan; and the level of interest rates.
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
Under US GAAP, goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. As a result, the goodwill impairment test was performed as of November 1, 2015 under the prior reporting units and then again under the newly defined reporting units. In addition, the remaining goodwill after considering the impairment as of November 1, 2015 was tested for impairment as of December 31, 2015.
The total goodwill impairment for Credit Suisse Group as of November 1, 2015 was CHF 3,797 million. Prior to the reorganization, the goodwill for the Investment Banking reporting unit was impaired by CHF 2,324 million, which was recognized and allocated across the three new reporting units with investment banking activities, Global Markets, Asia Pacific – Investment Banking and Investment Banking & Capital Markets, based on their relative fair values. Immediately after the reorganization, the Global Markets reporting unit was further impaired by CHF 1,473 million. In total, the goodwill impairment of CHF 3,797 million was recognized as follows: CHF 2,661 million in Global Markets, CHF 756 million in Asia Pacific – Investment Banking and CHF 380 million in Investment Banking & Capital Markets.
Based on our goodwill impairment analysis performed as of December 31, 2015, we concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no further impairment was necessary as of December 31, 2015.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets and Investment Banking & Capital Markets reporting units as of November 1, 2015 and December 31, 2015 and in the valuation of the former Investment Banking reporting unit as of November 1, 2015. The valuations were performed using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows which are determined from the Group’s financial plan as approved by the Board of Directors.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from our best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future.
> Refer to “Note 21 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information on goodwill.
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
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as the US and Switzerland. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
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
The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2015 included an amount related to our assumption for future salary increases of CHF 979 million, compared to CHF 621 million as of December 31, 2014. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 839 million for 2015, compared to an overfunding of CHF 932 million for 2014.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2015 and 2014 was 4.00% and 3.75%, respectively, for the Swiss plans and 6.00% and 6.16%, respectively, for the international plans. In 2015, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 148 million and net pension expense for the international plans would have decreased/increased CHF 32 million.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The discount rate used for Swiss plans decreased 0.35 percentage points from 1.25% as of December 31, 2014, to 0.90% as of December 31, 2015, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans increased 0.23 percentage points from 3.82% as of December 31, 2014, to 4.05% as of December 31, 2015, mainly due to an increase in bond market rates in the US and the UK. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2015, a one percentage point decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 2,257 million and an increase in pension expense of CHF 133 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,961 million and a decrease in the pension expense of CHF 149 million. A one percentage point decline in the discount rate for the international plans as of December 31, 2015 would have resulted in an increase in the PBO of CHF 686 million and an increase in pension expense of CHF 59 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 557 million and a decrease in the pension expense of CHF 53 million.
Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2015, was approximately 10 years for the Swiss plans and 3 to 24 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2015, 2014 and 2013 was CHF 350 million, CHF 102 million and CHF 245 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2016, which is assessed at the beginning of the year, is expected to be CHF 231 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2016.
> Refer to “Note 31 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on pension benefits.
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
In 2015, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs would have been 4.00%. In 2015, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 6.00%.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2015, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic benefit costs would have been 0.90% and 1.25%, respectively. For the year ended December 31, 2015, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for the international single-employer defined benefit pension plans were 4.05% and 3.82%, respectively. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 686 million and an increase in pension expense of CHF 59 million, and a one percentage point increase in the discount rate would have resulted in a decrease in PBO of CHF 557 million and a decrease in pension expense by CHF 53 million.
The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2015, 2014 and 2013 was CHF 84 million, CHF 52 million and CHF 79 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2016, which is assessed at the beginning of the year, is expected to be CHF 33 million, net of tax.

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management
During 2015, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track funding strategy with issuances at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.
Our liquidity and funding strategy is approved by the Capital Allocation and Risk Management Committee (CARMC) and overseen by the Board of Directors. The implementation and execution of the liquidity and funding strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board of Directors is responsible for defining our overall tolerance for risk in the form of a risk appetite statement.
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
Regulatory framework
Basel III liquidity framework
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
In January 2014, the BCBS issued final LCR rules and disclosure requirements to be implemented as part of banks’ regular disclosures beginning in January 1, 2015. The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60% as of January 1, 2015, increasing by 10% each year and reaching 100% by January 1, 2019.
In October 2014, the BCBS issued final NSFR rules, requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018. In June 2015, the BCBS finalized the NSFR disclosure standards, which require internationally active banks in all Basel Committee member jurisdictions to publish their NSFR information according to a common template that includes the major categories of sources and uses of stable funding. In parallel with the implementation of the NSFR standard, national regulators must give effect to these disclosure requirements and banks will be required to comply with them from the date of the first reporting period after January 1, 2018.
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
In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance, to reflect the final Basel III LCR rules. These revisions were adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks are subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times. In accordance with the new disclosure requirements, we started to report the LCR publicly on a quarterly basis in 2015.
In October 2014, FINMA issued a revised circular related to the LCR disclosure requirements for banks, which included requirements for banks to disclose quantitative and qualitative information related to the LCR beginning in the first quarter of 2015.
In November 2014, FINMA published new reporting instructions for the NSFR that required us to report to FINMA our NSFR on a quarterly basis for the fourth quarter of 2014, first quarter of 2015 and second quarter of 2015 and then monthly thereafter. The reporting instructions are generally aligned with the final BCBS NSFR requirements.
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
Liquidity risk management framework
Our approach to liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
Although the >>>NSFR is not effective until 2018, we began using the NSFR in 2012 as one of our primary tools, in parallel with the internal liquidity barometer, and in 2014 the LCR, to monitor our structural liquidity position and plan funding. We use the NSFR and the internal liquidity barometer as the basis for our funds transfer pricing policy.
We use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and systemic market stress scenarios and their impact on liquidity and funding. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This internal barometer framework allows us to manage liquidity to a desired profile under stress in order to be able to continue to pursue activities for a period of time (also known as a liquidity horizon) without changing business plans during times of Credit Suisse-specific or market-specific stress. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames.
In the second quarter of 2014, we started to allocate the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets.
Our overall liquidity management framework allows us to run stress analyses on our balance sheet and off-balance sheet positions, which include, but are not limited to, the following:
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

Governance
Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer (CRO), the Chief Compliance and Regulatory Officer and the Treasurer.
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
Contingency planning
In the event of a liquidity crisis, our Contingency Funding Plan provides for specific actions to be taken depending on the nature of the crisis. Our plan is designed to address ever-increasing liquidity and funding stresses and has pre-defined escalation levels aimed at maximizing the likelihood that we can take certain measures to address liquidity or funding shortfalls. In order to identify a deteriorating liquidity situation, we monitor a set of regulatory and economic liquidity metrics while also seeking the views of our subject matter experts as well as senior management, who retain at all times the authority and responsibility to ensure that any required remedial actions are taken promptly. In all cases, the plan’s primary objectives are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of high quality liquid assets (HQLA) as defined by FINMA. A portion of the liquidity pool is generated through >>>reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds, and on short-term reverse repurchase agreements. These bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. These securities may also serve to meet liquidity requirements in major operating subsidiaries.
Liquidity coverage ratio – Group
End of 2015	Swiss franc	US dollar	Euro	Other currencies	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (HQLA) (CHF million)
Cash held at central banks	44,198	27,611	11,887	3,044	–		86,740
Securities	1,462	62,186	6,286	18,632	–		88,566
High quality liquid assets [3]	45,660	89,797	18,173	21,676	–		175,306
Cash outflows (CHF million)
Retail deposits and deposits from small business customers					153,091		19,362
Unsecured wholesale funding					206,113		86,619
Secured wholesale funding					–		86,778
Additional requirements					229,017		60,988
Other contractual funding obligations					49,946		49,946
Other contingent funding obligations					258,478		3,313
Total cash outflows					–		307,006
Cash inflows (CHF million)
Secured lending					149,105		95,418
Inflows from fully performing exposures					59,332		31,104
Other cash inflows					52,011		52,011
Total cash inflows					–		178,533
Liquidity coverage ratio (CHF million), except where indicated
High quality liquid assets					–		175,306
Net cash outflows					–		128,473
Liquidity coverage ratio (%)					–		136
Calculated using a three-month average.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA.

All securities, including those obtained from reverse repurchase agreements, are subject to a stress level >>>haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario. During the course of 2015 we aligned our internal stress level haircut calculation for the Treasury-managed liquidity pool to the HQLA definition used in the LCR framework.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
For the purpose of the LCR disclosure as of December 31, 2015, our liquidity pool managed by Treasury had an HQLA value of CHF 175.3 billion. The liquidity pool consisted of CHF 86.7 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 88.6 billion market value of securities issued by governments and government agencies, primarily from the US, UK, France and Germany. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking and Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of December 31, 2015, the portfolio that is not managed by Treasury had a market value of CHF 23.8 billion, consisting of CHF 2.4 billion of high-grade bonds and CHF 21.4 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 21% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Developments in the Liquidity Coverage Ratio
As of the end of 2015, our LCR was 136.5%, representing high quality liquid assets of CHF 175.3 billion and net cash outflows of CHF 128.5 billion.
The movement in the LCR was primarily driven by the increase in high quality liquid assets, which remained stable in the second half of 2015 after increases in the first half of 2015 in both cash held at central banks and eligible securities under the LCR framework.
The decrease in net cash outflows mainly reflected lower unsecured wholesale deposits with an offsetting increase in retail deposits. However, the weighting under the LCR framework for wholesale deposits is greater than that for retail deposits, resulting in a net decrease of deposit outflows.
Other movements included a parallel increase in overall secured lending and secured borrowing during 2015. A reduction in inflows from fully performing exposures between 2Q15 and 4Q15 reflected a decrease in loans to other banks. The decrease in other contingent funding obligations between 1Q15 and 2Q15 reflected a change in methodology for the treatment of secured funding customer short positions as well as changes in client activity.
Although the LCR has been subject to minimum requirements since January 2015, there continue to be certain refinements in the methodologies applied, which had an impact on certain metrics. In particular, outflows from other contractual funding obligations and other cash inflows increased significantly between 2Q15 and 3Q15 due to the implementation of regulatory guidance with respect to the calculation and disclosure of amounts on a gross basis rather than net basis for certain open and failed trades. However, the impact was minimal due to the symmetrical weighting of these trades for cash inflows and outflows. Other areas have been subject to rule clarification with an overall impact that was not significant. These include additional requirements where the unweighted balance of undrawn credit and liquidity facilities increased in the second half of 2015, but the corresponding weighting factor decreased as a result of the business mix of facilities and clients as well as enhancements to the dataset.
In connection with the implementation of >>>Basel III, certain regulatory LCR disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Further details on our LCR can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
Liquidity coverage ratio – Group
end of	4Q15	3Q15	2Q15	1Q15
CHF billion, except where indicated
High quality liquid assets	175.3	175.5	166.4	152.2
Net cash outflows	128.5	126.1	133.3	147.5
Liquidity coverage ratio (%)	136.5	139.1	124.8	103.2
Calculated using a three-month average.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is >>>match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and >>>reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 13% as of the end of 2015, compared to 18% as of the end of 2014, reflecting stable loans and a small decrease in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the >>>haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 305 billion as of the end of 2015, a decrease of 4% compared to CHF 317 billion as of the end of 2014 and an increase of 3% compared to CHF 297 billion as of the end of 2013, reflecting a small decrease in the customer deposit base in the private banking and corporate & institutional banking businesses in 2015. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, off-balance sheet and other contractual obligations for further information.
Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions.
Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the >>>London Interbank Offered Rate (LIBOR), that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. We expect our funding cost, which is allocated to the divisions, to increase as a result of Swiss “Too Big to Fail” requirements, as well as other banking industry regulatory requirements.

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
We also use other collateralized financings, including >>>repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and >>>risk-weighted asset limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk free and are generally related to client activity.
Our primary source of liquidity is funding through consolidated entities.
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2015. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as >>>derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.
Contractual maturity of assets and liabilities
end of 2015	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	86,437	1,031	1,481	185	0	3,194	92,328
Interest-bearing deposits with banks	0	353	282	199	16	17	867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	42,431	52,823	15,549	5,729	6,232	285	123,049
Securities received as collateral, at fair value	26,193	2,318	0	0	0	0	28,511
Trading assets, at fair value	190,737	0	0	0	0	0	190,737
Investment securities	12	83	20	346	1,450	1,179	3,090
Other investments	901	0	25	0	303	5,792	7,021
Net loans	10,493	50,936	25,842	46,212	89,544	49,968	272,995
Premises and equipment	0	0	0	0	0	4,644	4,644
Goodwill	0	0	0	0	0	4,808	4,808
Other intangible assets	0	0	0	0	0	196	196
Brokerage receivables	34,542	0	0	0	0	0	34,542
Other assets	19,781	4,118	5,472	6,454	12,692	9,500	58,017
Total assets	411,527	111,662	48,671	59,125	110,237	79,583	820,805
Liabilities (CHF million)
Due to banks	10,907	2,833	3,655	1,902	1,482	275	21,054
Customer deposits	235,079	31,405	46,516	27,315	1,604	786	342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,744	14,085	9,655	8,778	113	223	46,598
Obligation to return securities received as collateral, at fair value	26,193	2,318	0	0	0	0	28,511
Trading liabilities, at fair value	48,971	0	0	0	0	0	48,971
Short-term borrowings	0	3,138	2,511	3,008	0	0	8,657
Long-term debt	0	745	5,005	16,588	101,714	73,556	197,608
Brokerage payables	39,452	0	0	0	0	0	39,452
Other liabilities	28,813	7,530	577	1,339	2,915	1,057	42,231
Total liabilities	403,159	62,054	67,919	58,930	107,828	75,897	775,787
> Refer to “Contractual obligations and other commercial commitments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations and “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 2015, excluding structured notes.
Debt issuances and redemptions
in 2015	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	22.5	14.7	0	37.2
of which unsecured	20.2	14.7	0	34.9
of which secured [1]	2.3	0	0	2.3
Maturities / Redemptions	20.1	0	0.4	20.5
of which unsecured	15.7	0	0.4	16.1
of which secured [1]	4.4	0	0	4.4
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2015, we had outstanding long-term debt of CHF 197.6 billion, which included senior and subordinated instruments, as well as CHF 15 billion of senior bail-in instruments, which we expect to be total loss-absorbing capacity (TLAC) eligible. We had CHF 54.8 billion and CHF 19.5 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2015 compared to CHF 50.5 billion and CHF 19.2 billion, respectively, as of the end of 2014. The weighted average maturity of long-term debt was 6.0 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
Short-term borrowings decreased 66% to CHF 8.7 billion as of the end of 2015 compared to CHF 25.9 billion in 2014.
> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including buffer and progressive capital notes.
Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures full funding costs allocation under normal business conditions, but it is even of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, our businesses are also credited to the extent they provide long-term stable funding.
Cash flows from operating, investing and financing activities
As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the liquidity and funding policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends in our business.
For the year ended December 31, 2015, net cash provided by operating activities of continuing operations was CHF 15.1 billion, primarily reflecting a decrease in trading assets and liabilities and a decrease in other assets, partially offset by decrease in other liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2015, net cash provided by investing activities from continuing operations was CHF 34.7 billion, primarily due to a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, partially offset by an increase in loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2015, net cash used in financing activities of continuing operations was CHF 36.2 billion, mainly reflecting the repayments of long-term debt, the decrease in due to banks and customer deposits, a decrease in central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions, and repurchases of treasury shares, partially offset by the sale of treasury shares.

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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.2 billion, CHF 3.1 billion and CHF 4.2 billion, respectively, as of December 31, 2015, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In January 2016, Moody’s Investors Service downgraded the long-term ratings of Credit Suisse AG and its affiliates by one notch.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events, are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivate product types are monitored as part of the LCR scenario paramaters and the internal liquidity barometer reporting.
> Refer to “Investor information” in the Appendix for further information on Group and Bank credit ratings.

Capital management
As of the end of 2015, our CET1 ratio was 14.3% under Basel III and 11.4% on a look-through basis. Our risk-weighted assets were CHF 295.0 billion and our tier 1 capital was CHF 53.1 billion. Our BIS tier 1 leverage ratio was 5.3% and 4.5% on a look-through basis.
Capital strategy and framework
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, our goal is to strengthen our capital position and optimize the use of >>>risk-weighted assets (RWA), particularly in light of emerging regulatory capital requirements.
The overall capital needs of Credit Suisse reflect management’s regulatory and credit rating objectives as well as our underlying risks. Our framework considers the capital needed to absorb losses, both realized and unrealized, while remaining a strongly capitalized institution. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries and reviewed throughout the year with its regulators. These plans are subject to various stress tests, reflecting both macroeconomic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that possible mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.
Our capital management framework also relies on economic capital, which is a comprehensive tool that is also used for risk management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength as reflected in our long-term credit rating.
> Refer to “Economic risk capital” in Risk Management – Risk coverage and management for further information.
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
Under the Basel framework, operational risk is included in >>>RWA and we received approval from FINMA to use the >>>advanced measurement approach (AMA). Under the AMA for measuring operational risk, we identified key scenarios that describe our major operational risks using an event model.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
BIS Requirements
The >>>BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS), issued the Basel III framework with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and will be fully effective January 1, 2019 for those countries that have adopted Basel III.
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
Banks are required to maintain a tier 1 leverage ratio of 3% starting on January 1, 2018.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2015		2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer			0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB			0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%
Tier 1	6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
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
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business. Effective in 2015, FINMA set our progressive component requirement at 4.05% for 2019. In June 2015, FINMA notified us that, effective in 2016, the progressive component requirement for 2019 will be increased from 4.05% to 5.07% due to the latest assessment of relevant market shares. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high- and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
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
The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. RNIV and stressed RNIV are risks that are not currently implemented within the Group’s VaR model, such as certain basis risks, higher order risks and cross risks. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. In 2015, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management – Risk coverage and management for further information.

Regulatory developments and proposals
In February 2015, the Swiss Federal Council adopted the report prepared by a group of experts (Brunetti Commission) regarding the further development of the financial market strategy. The report consisted of recommendations with respect to, among other things, safeguarding systemic stability and strengthening of the Swiss >>>“Too Big to Fail” regime through measures such as a review of the >>>RWA calculation method, a recalibration of capital requirements, adjustments to capital quality and supplementing the “Too Big to Fail” regime with >>>TLAC requirements so that sufficient regulatory capital and other loss-absorbing instruments are available to make recovery or orderly resolution possible.
In March 2015, >>>FINMA announced the introduction of a 1.6 multiplier on B/CCC/CC-rated investment banking corporate exposures. The phase-in of the multiplier was effective in the second quarter of 2015 and will be applied quarterly from the second quarter of 2015 through the first quarter of 2019, with a retroactive adjustment for the first quarter of 2015 in the second quarter of 2015.
In March 2015, FINMA introduced a 2.0 multiplier on residential income producing real estate (IPRE) and commercial IPRE held by retail clients, as well as a 1.5 multiplier on commercial IPRE held by non-retail clients. The phase-in of the IPRE multipliers started in the first quarter of 2015 and will continue through the first quarter of 2019.
In November 2015, the FSB issued the final TLAC standard for G-SIBs, such as Credit Suisse, which will become effective as of January 1, 2019, subject to a phase-in until January 1, 2022. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments will include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement will be at least 16% of a G-SIB’s RWA as of January 1, 2019 and increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement must also be at least 6% of the Basel III leverage ratio denominator as of January 1, 2019, and at least 6.75% as of January 1, 2022.
In December 2015, the Swiss Federal Department of Finance issued its proposal for an amendment to the Swiss “Too Big to Fail” regime, including the new TLAC requirements, for consultation. The new requirements are expected to become effective July 1, 2016, subject to phase-in. The detailed requirements confirm certain proposals in the “Too Big to Fail” legislation review that was announced by the Swiss Federal Council in October 2015 and provide additional clarity on the planned changes to the regime.
There were also changes to the Swiss “Too Big to Fail” regime as discussed in the Brunetti Commission and the formalization of TLAC requirements to implement the FSB’s TLAC standard. According to the proposal, systemically important banks operating internationally, such as Credit Suisse, will be subject to minimum requirements for two differing types of loss-absorbing capital: capital to absorb current operating losses (going concern capital) and capital to fund an orderly resolution (gone concern capital). Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% of high-trigger tier 1 capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. The capital requirement will be set at 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% of high-trigger tier 1 capital instruments. In addition, a gone concern requirement of 5% for the Swiss leverage ratio and a capital requirement of 14.3% of RWA will be introduced, which can be met with bail-in debt instruments.

In January 2016, the BCBS issued its final paper on the fundamental review of the trading book. The paper comprises a detailed set of principles for a comprehensive revision of the market risk framework, which becomes effective January 1, 2019.
FINMA Decree
The SNB has designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, FINMA issued the FINMA Decree, effective since February 2, 2014, which requires the Group to fully comply with the special requirements for systemically important banks set out in the Capital Adequacy Ordinance. In addition to the capital adequacy requirements, it also specifies liquidity, risk diversification and disclosure requirements for the Bank parent company. To facilitate the application of these requirements within the Group and to allow Credit Suisse to continue its central treasury policy, the FINMA Decree also references forms of relief granted by FINMA within its stated authority that are designed to prevent the application of requirements at the Bank parent company level from effectively increasing the regulatory capital requirements applicable to the Group, notwithstanding all reasonable efforts by the Group to avoid such a situation.
FINMA also requires certain capital disclosures at the Bank parent company level, which can be found on our website. In addition, the FINMA Decree requires the disclosure of the following forms of relief:
– New approach to stand-alone capital requirements: Withdrawal of the previously granted form of relief for funding that the Bank parent company provides to Group subsidiaries. The new approach results in an increase in RWA at the Bank parent company level.
– Reduction of regulatory capital requirement: Risk-weighted capital requirement reduced to 14% from the current 17.05%, of which at least 10% must be held in the form of CET1 capital. This measure is a form of relief at the Bank parent company level in comparison with the minimum requirements set out by FINMA at the Group level.
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
Overall, withdrawal of previous forms of relief, the introduction of stricter requirements and the provision of new forms of relief avoid a situation in which requirements at the Bank parent company would effectively dictate requirements at the Group level and, as such, effectively lead to higher capital ratios at the Bank parent company level.
Capital issuances and redemptions
Issuances
On November 19, 2015, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. We completed the first capital increase on November 23, 2015 by way of a private placement of 58,000,000 newly issued shares to a number of qualified investors.
We completed the second capital increase by way of a rights offering. A syndicate of major international banks (Managers), including Citigroup Global Markets Limited, HSBC Bank plc and Société Générale (Joint Lead Managers), committed to firmly underwrite the new shares issued under the rights offering, with the exception of the new shares for which investors committed to exercise preemptive subscription rights in connection with the new shares they acquired in the first capital increase. The Group, the Bank and the Joint Lead Managers also entered into conditional purchase arrangements with a number of qualified investors, including certain shareholders, whereby such parties agreed, in return for a fee, at the Managers’ option, to purchase a specified number of shares in respect of which pre-emptive rights were not validly exercised during the rights exercise period (rump shares). By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued shares were subscribed. The remaining 2,538,570 rump shares were sold in the market.
The two capital increases resulted in 318,983,898 newly issued shares and gross proceeds to the Group of CHF 6.0 billion.
Redemptions
In the second quarter of 2015, we redeemed the remaining outstanding perpetual preferred securities of GBP 20 million of additional tier 1 capital instruments subject to phase-out.
In the third quarter of 2015, we called the remaining outstanding principal balances of tier 2 capital instruments subject to phase-out in the amounts of EUR 293 million and GBP 37 million.
Contingent convertible capital instruments
We have issued high-trigger and low-trigger capital instruments to meet our capital requirements. Our high-trigger instruments (with the exception of Contingent Capital Awards (CCA)) mandatorily convert into our ordinary shares upon the occurrence of certain specified triggering events. These events include our CET1 ratio falling below 7% (or any lower applicable minimum threshold), or a determination by >>>FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. Conversion can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and conversion is not required. High-trigger instruments are designed to absorb losses before our other capital instruments, including the low-trigger capital instruments. The features of low-trigger capital instruments are described below. CCA would not convert into common equity, but would be written down to zero upon a trigger event.
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
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2015:
– USD 2.5 billion 6.25% tier 1 capital notes;
– USD 2.25 billion 7.5% tier 1 capital notes; and
– CHF 290 million 6.0% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2015:
– USD 2.5 billion 6.5% tier 2 capital notes; and
– EUR 1.25 billion 5.75% tier 2 capital notes.
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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 9.2 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all >>>RWA of the Group) was 3.1%, both as of the end of 2015.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.3 billion and the Higher Trigger Capital Ratio was 4.9%, both as of the end of 2015.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
bis Capital metrics
Regulatory capital and ratios
Our CET1 ratio was 14.3% as of the end of 2015 compared to 14.9% as of the end of 2014, reflecting lower CET1 capital and slightly higher >>>RWA. Our tier 1 ratio was 18.0% as of the end of 2015 compared to 17.1% as of the end of 2014. Our total capital ratio was 21.3% as of the end of 2015 compared to 20.8% as of the end of 2014.
CET1 capital was CHF 42.1 billion as of the end of 2015 compared to CHF 43.3 billion as of the end of 2014, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 20% to 40%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 80% to 60%), pursuant to phase-in requirements, a net loss attributable to shareholders, adjusted for a regulatory reversal of the goodwill impairment, a negative foreign exchange impact, the cash component of a dividend accrual and the net effect of share-based compensation. These decreases were partially offset by the capital increase.
BIS capital metrics – Group
	Phase-in			Look-through
end of	2015	2014	% change	2015	2014	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	42,072	43,322	(3)	32,938	28,576	15
Tier 1 capital	53,063	49,804	7	44,601	39,892	12
Total eligible capital	62,682	60,751	3	51,425	46,876	10
Risk-weighted assets	294,950	291,410	1	289,946	284,248	2
Capital ratios (%)
CET1 ratio	14.3	14.9	–	11.4	10.1	–
Tier 1 ratio	18.0	17.1	–	15.4	14.0	–
Total capital ratio	21.3	20.8	–	17.7	16.5	–

Eligible capital – Group
	Phase-in				Look-through
end of	2015		2014	% change	2015	2014	% change
Eligible capital (CHF million)
Total shareholders' equity	44,382		43,959	1	44,382	43,959	1
Regulatory adjustments [1]	(459)		(375)	22	(459)	(375)	22
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	2,132		2,423	(12)	–	–	–
Common share capital issued by subsidiaries and held by third parties	89		52	71	–	–	–
Goodwill [2]	(1,906)		(1,714)	11	(4,765)	(8,571)	(44)
Other intangible assets [2]	(28)		(28)	0	(71)	(138)	(49)
Deferred tax assets that rely on future profitability	(1,262)		(650)	94	(3,155)	(3,250)	(3)
Shortfall of provisions to expected losses	(234)		(114)	105	(584)	(569)	3
Gains/(losses) due to changes in own credit on fair-valued liabilities	(185)		(53)	249	(463)	(266)	74
Defined benefit pension assets [2]	(244)		(131)	86	(611)	(657)	(7)
Investments in own shares	(8)		(1)	–	(21)	(7)	200
Other adjustments [3]	(2)		1	–	(5)	7	–
Deferred tax assets from temporary differences (threshold-based)	(203)		(47)	332	(1,310)	(1,557)	(16)
Adjustments subject to phase-in	(1,851)	[4]	(262)	–	(10,985)	(15,008)	(27)
CET1 capital	42,072		43,322	(3)	32,938	28,576	15
High-trigger capital instruments (7% trigger)	6,562		6,205	6	6,562	6,205	6
Low-trigger capital instruments (5.125% trigger)	5,101		5,111	0	5,101	5,111	0
Additional tier 1 instruments	11,663		11,316	3	11,663	11,316	3
Additional tier 1 instruments subject to phase-out [5]	2,616		2,473	6	–	–	–
Deductions from additional tier 1 capital	(3,288)	[6]	(7,307)	(55)	–	–	–
Additional tier 1 capital	10,991		6,482	70	11,663	11,316	3
Tier 1 capital	53,063		49,804	7	44,601	39,892	12
High-trigger capital instruments (7% trigger)	2,682		2,689	0	2,682	2,689	0
Low-trigger capital instruments (5% trigger)	4,142		4,295	(4)	4,142	4,295	(4)
Tier 2 instruments	6,824		6,984	(2)	6,824	6,984	(2)
Tier 2 instruments subject to phase-out	2,970		4,190	(29)	–	–	–
Deductions from tier 2 capital	(175)		(227)	(23)	–	–	–
Tier 2 capital	9,619		10,947	(12)	6,824	6,984	(2)
Total eligible capital	62,682		60,751	3	51,425	46,876	10
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 60% of goodwill and other intangible assets (CHF 3.0 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Additional tier 1 capital increased to CHF 11.0 billion as of the end of 2015 compared to CHF 6.5 billion as of the end of 2014, mainly due to the regulatory adjustment for the goodwill impairment, an additional annual 20% phase-in of regulatory deductions (from 80% to 60%), including goodwill, other intangible assets and other capital deductions, and the impact of an accrual relating to CCA granted as part of deferred compensation.
Tier 2 capital was CHF 9.6 billion as of the end of 2015 compared to CHF 10.9 billion as of the end of 2014, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date, the redemptions and the negative foreign exchange impact.
Total eligible capital as of the end of 2015 was CHF 62.7 billion compared to CHF 60.8 billion as of the end of 2014, primarily reflecting the increase in additional tier 1 capital, partially offset by decreases in CET1 capital and tier 2 capital.

Capital movement – Group
	Phase-in			Look-through
end of	2015		2014	2015	2014
CET1 capital (CHF million)
Balance at beginning of period	43,322		42,989	28,576	26,480
Net income/(loss) attributable to shareholders	(2,944)		1,875	(2,944)	1,875
Foreign exchange impact	(1,127)	[1]	1,967	(1,111)	989
Impact of deductions relating to phase-in requirements	(3,356)		(3,015)	0	0
Issuances	5,832	[2]	0	5,832	0
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	1,536		14	3,840	71
Regulatory adjustment of own credit on fair-valued financial liabilities	(69)		(108)	(173)	(542)
Other	(1,122)	[3]	(400)	(1,082)	(297)
Balance at end of period	42,072		43,322	32,938	28,576
Additional tier 1 capital (CHF million)
Balance at beginning of period	6,482		3,072	11,316	7,484
Foreign exchange impact	9		554	6	856
Impact of deductions relating to phase-in requirements	1,827		1,607	0	0
Issuances	0		2,721	0	2,721
Redemptions	(29)		(1,590)	0	0
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	2,304		57	0	0
Regulatory adjustment of own credit on fair-valued financial liabilities	(97)		(442)	0	0
Other	495	[4]	503	341	255
Balance at end of period	10,991		6,482	11,663	11,316
Tier 2 capital (CHF million)
Balance at beginning of period	10,947		10,227	6,984	6,245
Foreign exchange impact	(272)		699	(167)	427
Impact of deductions relating to phase-in requirements	57		62	0	0
Redemptions	(338)		0	0	0
Other	(775)	[5]	(41)	7	312
Balance at end of period	9,619		10,947	6,824	6,984
Eligible capital (CHF million)
Balance at end of period	62,682		60,751	51,425	46,876
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Represents the issuance of common shares in the amount of CHF 6.0 billion, net of related fees and taxes, recorded in additional paid-in-capital.
3
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares and a change in other regulatory adjustments (e.g., certain deferred tax assets).

4
Reflects a change in regulatory adjustments and other movements on additional tier 1 instruments, including the positive impact of an accrual relating to Contingent Capital Awards granted as part of deferred compensation.

5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
As of the end of 2015, the look-through CET1 ratio was 11.4% compared to 10.1% as of the end of 2014. As of the end of 2015, the look-through total capital ratio was 17.7%, compared to 16.5% as of the end of 2014.

Risk-weighted assets – Group
	Phase-in
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2015 (CHF million)
Credit risk	47,833	18,496	15,577	41,195	14,559	38,335	17,203	193,198
Market risk	658	725	5,170	19,247	83	3,747	169	29,799
Operational risk	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets	59,869	32,407	27,624	73,706	17,824	61,638	21,882	294,950
2014 (CHF million)
Credit risk	46,789	19,557	14,372	39,728	12,284	41,553	18,380	192,663
Market risk	871	789	6,951	21,280	0	4,406	171	34,468
Operational risk	9,316	10,897	5,740	12,222	1,586	18,652	0	58,413
Non-counterparty risk	315	228	76	50	0	461	4,736	5,866
Risk-weighted assets	57,291	31,471	27,139	73,280	13,870	65,072	23,287	291,410

	Look-through
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2015 (CHF million)
Credit risk	47,833	18,496	15,577	41,195	14,559	38,335	12,199	188,194
Market risk	658	725	5,170	19,247	83	3,747	169	29,799
Operational risk	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets	59,869	32,407	27,624	73,706	17,824	61,638	16,878	289,946
2014 (CHF million)
Credit risk	46,789	19,557	14,372	39,728	12,284	41,553	11,218	185,501
Market risk	871	789	6,951	21,280	0	4,406	171	34,468
Operational risk	9,316	10,897	5,740	12,222	1,586	18,652	0	58,413
Non-counterparty risk	315	228	76	50	0	461	4,736	5,866
Risk-weighted assets	57,291	31,471	27,139	73,280	13,870	65,072	16,125	284,248

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into >>>RWA that are categorized as credit, market, operational and non-counterparty-risk RWA. When assessing RWA, it is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under >>>Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the >>>fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA increased 1% to CHF 295.0 billion as of the end of 2015 from CHF 291.4 billion as of the end of 2014, primarily driven by internal methodology and policy changes in operational risk and credit risk. There were also increases in external methodology and policy changes in credit risk and model and parameter updates, primarily in operational risk. This was partially offset by movements in risk levels, primarily in credit risk, and the foreign exchange impact.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by internal and external methodology and policy changes, partially offset by movements in risk levels. External methodology and policy changes related to the introduction of a multiplier on certain investment banking corporate exposures and the impact of calculating RWA for certain banking book securitizations under the standardized approach, previously calculated under the >>>A-IRB approach. External methodology and policy changes also reflected the phase-in of the multipliers on residential and commercial IPRE and new regulatory requirements relating to collateral eligibility criteria. The increase in internal methodology and policy changes mainly resulted from model adjustments in response to the SNB’s decision to discontinue the minimum exchange rate of the Swiss franc against the euro, an improvement in the calculation of derivative risk and a change in the calculation methodology for lombard lending. Increases in model and parameter updates were primarily driven by a time series update of the data set related to CVA and an annual >>>PD update. Movements in risk levels were attributable to book size and book quality. The decrease attributable to book size primarily resulted from reductions in derivative exposures, the impact of the Basel III phase-in requirements at the beginning of 2015 and a new loan securitization, partially offset by an increase in commercial lending exposures. The decrease attributable to book quality primarily resulted from lower risk weightings of lending exposures.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by decreases in model and parameter updates and internal methodology and policy changes, partially offset by movements in risk levels. The decrease in model and parameter updates related to changes in market data and stressed spreads and the decrease in internal methodology and policy changes was mainly due to refinements of certain risk models. The movements in risk levels relating to market volatility were partially offset by reductions in trading book securitizations.
The movement in operational risk was driven by methodology and policy changes and model and parameter updates. The internal methodology and policy changes primarily included certain >>>AMA model enhancements, including the introduction of an analytical approach to capture the aggregate range of reasonably possible litigation losses that are not covered by existing provisions. These reasonably possible litigation losses were previously captured through an add-on component under external methodology and policy changes. The add-on component was removed with >>>FINMA approval in connection with the introduction of the new analytical approach. The increase in model and parameter updates resulted from revised scenarios relating to litigation matters in 2015.
Risk-weighted asset movement by risk type – Group
2015 (CHF million)	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
Group
Balance at beginning of period	192,663	34,468	58,413	5,866	291,410
Foreign exchange impact	(3,139)	(874)	0	0	(4,013)
Movements in risk levels	(11,036)	2,122	0	(351)	(9,265)
of which credit risk – book size [1]	(6,643)	–	–	–	–
of which credit risk – book quality [2]	(4,393)	–	–	–	–
Model and parameter updates [3]	958	(3,327)	3,600	0	1,231
Methodology and policy – internal [4]	5,314	(2,590)	11,300	0	14,024
Methodology and policy – external [5]	8,438	0	(6,875)	0	1,563
Balance at end of period – phase-in	193,198	29,799	66,438	5,515	294,950
Look-through adjustment [6]	(5,004)	–	–	–	(5,004)
Balance at end of period – look-through	188,194	29,799	66,438	5,515	289,946
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

LEVERAGE METRICS
Beginning in the first quarter of 2015, Credit Suisse adopted the >>>BIS leverage ratio framework, as issued by the >>>BCBS and implemented in Switzerland by >>>FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage amounts as of the end of 2014, which are presented to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been effective in Switzerland at such time.

Leverage exposure components – Group
	Phase-in			Look-through
end of	2015	2014	% change	2015	2014	% change
Leverage exposure (CHF million)
Balance sheet assets	820,805	921,462	(11)	820,805	921,462	(11)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(10,553)	(18,896)	(44)	(16,431)	(26,797)	(39)
Derivative financial instruments	104,353	171,087	(39)	104,353	171,087	(39)
Securities financing transactions	(16,214)	(13,965)	16	(16,214)	(13,965)	16
Off-balance sheet	95,115	97,869	(3)	95,115	97,869	(3)
Total adjustments	172,701	236,095	(27)	166,823	228,194	(27)
Leverage exposure	993,506	1,157,557	(14)	987,628	1,149,656	(14)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
	2015	2014
Look-through leverage exposure (CHF million)
Swiss Universal Bank	235,700	238,856
International Wealth Management	99,112	84,369
Asia Pacific	98,698	137,843
Global Markets	313,315	412,316
Investment Banking & Capital Markets	42,861	42,017
Strategic Resolution Unit	138,219	219,075
Corporate Center	59,723	15,180
Leverage exposure	987,628	1,149,656
BIS leverage metrics – Group
	Phase-in			Look-through
end of	2015	2014	% change	2015	2014	% change
Capital (CHF million)
CET1 capital	42,072	43,322	(3)	32,938	28,576	15
Tier 1 capital	53,063	49,804	7	44,601	39,892	12
Leverage exposure (CHF million)
Leverage exposure	993,506	1,157,557	(14)	987,628	1,149,656	(14)
Leverage ratios (%)
CET1 leverage ratio	4.2	3.7	–	3.3	2.5	–
Tier 1 leverage ratio	5.3	4.3	–	4.5	3.5	–
The leverage exposure was CHF 993.5 billion as of the end of 2015 a decrease of 14% compared to the end of 2014. The decrease is primarily due to a reduction in the Group’s consolidated balance sheet, reflecting a decrease in operating activities and the foreign exchange translation impact. The leverage exposure was also impacted by a decrease in adjustments for derivative financial instruments, reflecting a reduction in derivative transactions.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” for further information on the reduction in the Group’s consolidated balance sheet.

BIS leverage ratios – Group
The tier 1 leverage ratio was 5.3% as of the end of 2015, with a CET1 component of 4.2%. On a look-through basis, the tier 1 leverage ratio was 4.5%, with a CET1 component of 3.3%.
The tier 1 leverage ratio increased from 4.3% as of the end of 2014, reflecting the decrease in leverage exposure and the increase in tier 1 capital. The CET1 leverage ratio increased from 3.7% as of the end of 2014, reflecting the decrease in leverage exposure, partially offset by lower CET1 capital.
> Refer to “BIS capital metrics” for further information on the movements in CET1 and tier 1 capital.
SWISS Capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” in Regulatory capital framework for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of >>>BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 2015, our Swiss CET1 capital and Swiss total capital ratios were 14.2% and 21.1%, respectively, compared to the Swiss capital ratio phase-in requirements of 7.37% and 12.16%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 32.8 billion and our Swiss CET1 ratio was 11.3% as of the end of 2015. Our Swiss total eligible capital was CHF 51.3 billion and our Swiss total capital ratio was 17.6% as of the end of 2015, each on a look-through basis.
Swiss capital metrics – Group
	Phase-in			Look-through
end of	2015	2014	% change	2015	2014	% change
Capital development (CHF million)
CET1 capital	42,072	43,322	(3)	32,938	28,576	15
Swiss regulatory adjustments [1]	(143)	(133)	8	(151)	(143)	6
Swiss CET1 capital	41,929	43,189	(3)	32,787	28,433	15
Additional tier 1 instruments	6,562	6,204	6	6,562	6,204	6
Tier 2 instruments	2,682	2,689	0	2,682	2,689	0
High-trigger capital instruments	9,244	8,893	4	9,244	8,893	4
Additional tier 1 instruments	5,101	5,111	0	5,101	5,111	0
Tier 2 instruments	4,142	4,295	(4)	4,142	4,295	(4)
Low-trigger capital instruments	9,243	9,406	(2)	9,243	9,406	(2)
Additional tier 1 and tier 2 instruments subject to phase-out	5,586	6,663	(16)	–	–	–
Deductions from additional tier 1 and tier 2 capital	(3,463)	(7,533)	(54)	–	–	–
Swiss total eligible capital	62,539	60,618	3	51,274	46,732	10
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	294,950	291,410	1	289,946	284,248	2
Swiss regulatory adjustments [2]	908	1,058	(14)	907	1,057	(14)
Swiss risk-weighted assets	295,858	292,468	1	290,853	285,305	2
Swiss capital ratios (%)
Swiss CET1 ratio	14.2	14.8	–	11.3	10.0	–
Swiss total capital ratio	21.1	20.7	–	17.6	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2015
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	295.9
2015 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss capital (CHF billion)	13.3	15.2		7.5	–	36.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	13.3	8.5		–	20.1	41.9
High-trigger capital instruments	–	6.7		–	2.6	9.2
Low-trigger capital instruments	–	–		7.5	1.8	9.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–		–	(3.5)	(3.5)
Swiss total eligible capital	13.3	15.2		7.5	26.6	62.5
Swiss capital ratios (%)
Swiss total capital ratio	4.50%	5.12%		2.54%	8.98%	21.14%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2015, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 351 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the >>>BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in			Look-through
end of	2015	2014	% change	2015	2014	% change
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	62,539	60,618	3	51,274	46,732	10
Leverage exposure	993,506	1,157,557	(14)	987,628	1,149,656	(14)
Swiss leverage ratio (%)	6.3	5.2	–	5.2	4.1	–
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 2015, our Swiss leverage ratio was 6.3% compared to a requirement of 2.92%.
The Group’s look-through Swiss leverage ratio was 5.2% as of the end of 2015, compared to the current 4.09% requirement effective 2019, reflecting our progressive component requirement for 2015. For 2016, the Swiss leverage ratio requirement effective 2019 will be 4.34%.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2015
Exposure (CHF billion)
Leverage exposure	–	–	–	–	993.5
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss capital (CHF billion)	10.7	12.2	6.0	–	29.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.7	6.9	–	24.3	41.9
High-trigger capital instruments	–	5.4	–	3.9	9.2
Low-trigger capital instruments	–	–	6.0	3.2	9.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–	–	(3.5)	(3.5)
Swiss total eligible capital	10.7	12.2	6.0	33.6	62.5
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	3.38%	6.29%
Rounding differences may occur.
Bank regulatory disclosures
The following capital, >>>RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
Regulatory capital and ratios – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
end of	2015	2014	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	40,013	40,853	(2)
Tier 1 capital	50,570	47,114	7
Total eligible capital	60,242	58,111	4
Risk-weighted assets	286,947	282,994	1
Capital ratios (%)
CET1 ratio	13.9	14.4	–
Tier 1 ratio	17.6	16.6	–
Total capital ratio	21.0	20.5	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2015		2014	% change
Eligible capital (CHF million)
Total shareholder's equity	43,406		42,895	1
Regulatory adjustments [1]	(5)		(66)	(92)
Adjustments subject to phase-in	(3,388)	[2]	(1,976)	71
CET1 capital	40,013		40,853	(2)
Additional tier 1 instruments	10,805	[3]	10,410	4
Additional tier 1 instruments subject to phase-out [4]	2,616		2,473	6
Deductions from additional tier 1 capital	(2,864)	[5]	(6,622)	(57)
Additional tier 1 capital	10,557		6,261	69
Tier 1 capital	50,570		47,114	7
Tier 2 instruments	6,865	[6]	7,014	(2)
Tier 2 instruments subject to phase-out	2,970		4,196	(29)
Deductions from tier 2 capital	(163)		(213)	(23)
Tier 2 capital	9,672		10,997	(12)
Total eligible capital	60,242		58,111	4
Risk-weighted assets by risk type (CHF million)
Credit risk	185,574		184,531	1
Market risk	29,755		34,439	(14)
Operational risk	66,438		58,413	14
Non-counterparty risk	5,180		5,611	(8)
Risk-weighted assets	286,947		282,994	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 2.4 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

The Bank’s CET1 ratio was 13.9% as of the end of 2015 compared to 14.4% as of the end of 2014, reflecting lower CET1 capital and slightly higher RWA. The Bank’s tier 1 ratio was 17.6% as of the end of 2015 compared to 16.6% as of the end of 2014. The Bank’s total capital ratio was 21.0% as of the end of 2015 compared to 20.5% as of the end of 2014.
CET1 capital was CHF 40.0 billion as of the end of 2015 compared to CHF 40.9 billion as of the end of 2014, mainly reflecting a net loss attributable to shareholders, adjusted for the regulatory reversal of the goodwill impairment, an additional annual 20% phase-in of regulatory deductions from CET1 (from 20% to 40%), including goodwill, other intangible assets and certain deferred tax assets, a negative foreign exchange impact and the net effect of share-based compensation. These decreases were partially offset by the capital contribution from the Group following its capital increase.
Additional tier 1 capital was CHF 10.6 billion as of the end of 2015 compared to CHF 6.3 billion as of the end of 2014, mainly due to the regulatory adjustment for the goodwill impairment, an additional annual 20% phase-in of regulatory deductions (from 80% to 60%), including goodwill, other intangible assets and other capital deductions, and the impact of an accrual relating to CCA granted as part of deferred compensation.
Tier 2 capital was CHF 9.7 billion as of the end of 2015 compared to CHF 11.0 billion as of the end of 2014, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date, the redemptions and the negative foreign exchange impact.
The Bank’s total eligible capital was CHF 60.2 billion as of the end of 2015 compared to CHF 58.1 billion as of the end of 2014.
RWA increased CHF 4.0 billion to CHF 286.9 billion as of the end of 2015 compared to CHF 283.0 billion as of the end of 2014.

Leverage exposure components – Bank
	Phase-in
end of	2015	2014	% change
Leverage exposure (CHF million)
Balance sheet assets	803,931	904,849	(11)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,059)	(21,049)	(38)
Derivative financial instruments	104,604	171,711	(39)
Securities financing transactions	(16,215)	(13,955)	16
Off-balance sheet	94,312	97,142	(3)
Total adjustments	169,642	233,849	(27)
Leverage exposure	973,573	1,138,698	(15)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
end of	2015	2014	% change
Capital (CHF million)
CET1 capital	40,013	40,853	(2)
Tier 1 capital	50,570	47,114	7
Leverage exposure (CHF million)
Leverage exposure	973,573	1,138,698	(15)
Leverage ratios (%)
CET1 leverage ratio	4.1	3.6	–
Tier 1 leverage ratio	5.2	4.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital metrics” and “Swiss leverage metrics” for further information.

Swiss capital and leverage metrics – Bank
	Phase-in
end of	2015		2014	% change
Capital development (CHF million)
CET1 capital	40,013		40,853	(2)
Swiss regulatory adjustments [1]	(117)		(111)	5
Swiss CET1 capital	39,896		40,742	(2)
High-trigger capital instruments	9,350	[2]	8,944	5
Low-trigger capital instruments	8,320	[3]	8,480	(2)
Additional tier 1 and tier 2 instruments subject to phase-out	5,586		6,669	(16)
Deductions from additional tier 1 and tier 2 capital	(3,027)		(6,835)	(56)
Swiss total eligible capital	60,125		58,000	4
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	286,947		282,994	1
Swiss regulatory adjustments [4]	909		1,048	(13)
Swiss risk-weighted assets	287,856		284,042	1
Leverage exposure (CHF million)
Leverage exposure	973,573		1,138,698
Swiss capital and leverage ratios (%)
Swiss CET1 ratio	13.9		14.3	–
Swiss total capital ratio	20.9		20.4
Swiss leverage ratio	6.2		5.1	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.6 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.
Swiss capital requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2015
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	287.9
2015 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss capital (CHF billion)	13.0	14.8		7.3	–	35.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	13.0	8.3		–	18.7	39.9
High-trigger capital instruments	–	6.5		–	2.9	9.4
Low-trigger capital instruments	–	–		7.3	1.0	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–		–	(3.0)	(3.0)
Swiss total eligible capital	13.0	14.8		7.3	25.1	60.1
Swiss capital ratio (%)
Swiss total capital ratio	4.50%	5.12%		2.54%	8.73%	20.89%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2015, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 286 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss leverage requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2015
Exposure (CHF billion)
Leverage exposure	–	–	–	–	973.6
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss capital (CHF billion)	10.5	12.0	5.9	–	28.4
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.5	6.7	–	22.7	39.9
High-trigger capital instruments	–	5.3	–	4.1	9.4
Low-trigger capital instruments	–	–	5.9	2.4	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–	–	(3.0)	(3.0)
Swiss total eligible capital	10.5	12.0	5.9	31.7	60.1
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	3.26%	6.18%
Rounding differences may occur.
other regulatory disclosures
In connection with the implementation of >>>Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
Shareholders’ equity and share metrics
Total shareholders’ equity
Group
Our total shareholders’ equity was CHF 44.4 billion as of the end of 2015 compared to CHF 44.0 billion as of the end of 2014. Total shareholders’ equity was positively impacted by the CHF 6.0 billion increase in capital from the issuance of common shares and an increase in the share-based compensation obligation. These increases were mostly offset by a net loss attributable to shareholders, transactions relating to the settlement of share-based compensation awards, foreign exchange-related movements on cumulative translation adjustments, an actuarial loss from the re-measurement of the Group’s defined benefit pension assets and liabilities as of the end of 2015 and dividends paid.
> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholder’s equity was CHF 43.4 billion as of the end of 2015 compared to CHF 42.9 billion as of the end of 2014. Total shareholder’s equity was positively impacted by a capital contribution from the Group. This increase was partially offset by a net loss attributable to shareholder, transactions relating to the settlement of share-based compensation awards and foreign exchange-related movements on cumulative translation adjustments.
> Refer to the “Consolidated statements of changes in equity” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholder’s equity.

Shareholders' equity and share metrics
	Group			Bank
end of	2015	2014	% change	2015	2014	% change
Shareholders' equity (CHF million)
Common shares	78	64	22	4,400	4,400	0
Additional paid-in capital	31,925	27,007	18	39,883	34,842	14
Retained earnings	29,139	32,083	(9)	12,427	15,877	(22)
Treasury shares, at cost	(125)	(192)	(35)	–	–	–
Accumulated other comprehensive income/(loss)	(16,635)	(15,003)	11	(13,304)	(12,224)	9
Total shareholders' equity	44,382	43,959	1	43,406	42,895	1
Goodwill	(4,808)	(8,644)	(44)	(3,929)	(7,766)	(49)
Other intangible assets	(196)	(249)	(21)	(196)	(249)	(21)
Tangible shareholders' equity [1]	39,378	35,066	12	39,281	34,880	13
Shares outstanding (million)
Common shares issued	1,957.4	1,607.2	22	4,399.7	4,399.7	0
Treasury shares	(5.9)	(7.7)	(23)	–	–	–
Shares outstanding	1,951.5	1,599.5	22	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	22.74	27.48	(17)	9.87	9.75	1
Goodwill per share	(2.46)	(5.40)	(54)	(0.90)	(1.76)	(49)
Other intangible assets per share	(0.10)	(0.16)	(38)	(0.04)	(0.06)	(33)
Tangible book value per share [1]	20.18	21.92	(8)	8.93	7.93	13
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
We purchased 808.7 million treasury shares and sold or re-issued 766.1 million treasury shares in 2015, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2015, the Group held 5.9 million treasury shares.
> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation – Group compensation for further information.
Purchases and sales of treasury shares
In million, except where indicated	Number of shares	Average price per share in CHF
2015
January	35.0	20.97
February	52.3	22.57
March	30.0	25.05
April	89.7	25.66
May	56.8	24.63
June	78.3	25.77
July	57.5	27.41
August	59.0	27.10
September	65.1	25.02
October	89.9	23.99
November	121.0	23.22
December	74.1	21.65
Total purchase of treasury shares	808.7	–
Total sale of treasury shares	766.1	–

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
Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. The dividend payment made in 2015 for the financial year 2014 was comprised of a distribution of CHF 0.70 per share payable out of capital contribution reserves in cash or, upon shareholder election and subject to legal restrictions applicable in shareholders’ home jurisdictions, a scrip dividend or a combination thereof. The distribution was free of Swiss withholding tax and was not subject to income tax for Swiss resident individuals holding the shares as a private investment. Our Board of Directors will propose to the shareholders at the AGM on April 29, 2016 a distribution of CHF 0.70 per share out of capital contribution reserves for the financial year 2015. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new Group shares at the option of the shareholder. The Board proposes to increase the authorized capital to a maximum of CHF 9.2 million (equivalent to 230,000,000 registered shares), of which CHF 5.2 million (equivalent to 130,000,000 registered shares) are exclusively reserved for servicing a stock dividend or a scrip dividend. In case the AGM does not support the increase of authorized capital for stock or scrip dividend, no dividend distribution will take place. The ex-dividend date has been set to May 19, 2016.
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
> Refer to “Proposed distribution out of capital contribution reserves” in VI – Parent company financial statements – Credit Suisse Group – Proposed appropriation of retained earnings and capital distribution for further information on dividends.
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2014	0.75		0.70
2013	0.79		0.70
2012 [2]	0.80		0.75
2011	0.78		0.75
2010	1.48		1.30
1 Represents the distribution on each American Depositary Share. For further information, refer to www.credit-suisse.com/dividend.
2
Distribution consisted of CHF 0.10 (USD 0.11) per share in cash and a stock dividend with a theoretical value of approximately CHF 0.65 (USD 0.69) per subscription right as approved at the AGM on April 26, 2013 for the financial year 2012.

Foreign exchange exposure and interest rate management
Foreign exchange risk associated with investments in branches, subsidiaries and affiliates is managed within defined parameters that create a balance between the interests of stability of capital adequacy ratios and the preservation of Swiss franc shareholders’ equity. The decisions regarding these parameters are made by CARMC and are regularly reviewed. Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward-looking and concurrent backward-looking hedging activity, which is aimed at reducing the foreign exchange rate induced volatility of reported earnings.
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

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and continued to be a key focus area in 2015. During the year, we took additional steps to adapt our business and risk management practices to reflect changes in our operating environment. In addition, our risk organization has been further restructured to support our strategic direction and enhance the interconnection of legal entity oversight responsibilities and global risk functions. We continue to adapt our risk management frameworks to the new Group strategy and structure announced on October 21, 2015.
Key Risk developments
2015 was a year marked by continued concerns over slowing global economic growth. While some economies strengthened, others, particularly emerging economies, were pressured by falling commodity prices, depreciating currencies and rising geopolitical tensions.
China slowdown
During 2015, the slowdown in economic growth in China intensified, although it stabilized towards the end of the year supported by monetary and fiscal stimulus measures. A sharp decline in the Chinese stock market coupled with volatility in international equity markets had an impact on foreign exchange and commodity markets. The effects of the slowdown in China spread rapidly to other emerging market economies, with currency depreciation and high inflation in certain countries dampening growth. We closely monitor conditions in China for impacts on our exposures, with particular emphasis on evaluating the effects of an ongoing slowdown in the Chinese economy on global markets.
Falling commodity prices
Global commodity markets declined throughout 2015, led by declining demand from China. The slowing Chinese economy led to reduced imports of key industrial commodities such as iron ore and copper, resulting in lower prices for these commodities globally. Energy prices were weakened by an increase in crude oil supply, accompanied by record high oil storage volumes. Slowing Chinese and emerging market growth also led to decreased demand for oil and gas, with accelerating energy price declines during the fourth quarter of 2015. We continue to closely monitor our commodity exposures, with particular emphasis on lending exposures to oil and gas exploration and production companies. The majority of our loans to these companies are collateralized by oil and gas reserves.
Emerging markets
Emerging market economies worldwide declined during 2015, as depreciating currencies and rapidly declining energy prices drove large-scale oil producers into recession. Russia’s economy contracted markedly, driven by a combination of oil price declines and tight monetary policy. Brazil suffered from rising unemployment and a surge in inflation, with the government response constrained by escalating social unrest. We closely monitor and manage our exposure to emerging markets and remain vigilant in assessing the impact of geopolitical risks on our businesses.
High yield credit (leveraged finance)
High yield credit markets weakened during 2015, against a backdrop of slowing economic growth and volatile equity markets. Credit spreads widened sharply during the second half of the year, with plunging oil prices leading to deteriorating credit profiles for energy firms. With declining investor demand for high yield products, market liquidity for high yield bonds and loans decreased. We continue to closely monitor our leveraged finance exposures amid challenging market conditions.
Cyber-attacks
Cyber threats are continuously evolving, becoming more sophisticated, targeted and sustained. In anticipation of heightened regulatory expectations and scrutiny, we strengthened our governance in 2015 to ensure that top operational and IT risks are timely identified and addressed in alignment with our risk appetite. We regularly assess the effectiveness of our key controls and conduct training and awareness activities to mitigate risk. Incidents with a significant financial or reputational impact or control failure are reported to the Board and examined in depth to identify root causes and propose remediation.
Swiss macroeconomic trends
Swiss corporate defaults merited additional scrutiny in 2015 due to the impact of the SNB’s decision to discontinue the minimum exchange rate of CHF 1.20 per euro and lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. The Swiss economy slowed considerably during 2015, as the strengthening of the Swiss franc led to a reduction in Swiss exports, decreased domestic consumer spending and retail sales, and an increase in unemployment. The leisure and hospitality sector suffered a moderate downturn. The quality of our credit portfolio remains high, with any impact from the economic distress mitigated by a large percentage of collateralized loans. We closely monitor our Swiss loan book in sectors with the highest expected impact, such as the retail and export industries, in light of continuing high market volatility and the negative interest rate environment.

Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities. Our risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong involvement of senior management and the Board of Directors (Board).
To meet the challenges of a volatile market environment and changing regulatory frameworks, we work to continuously strengthen risk management throughout the Group. We have comprehensive risk management processes and sophisticated control systems. We work to limit the impact of negative developments that may arise by carefully managing risk concentrations.
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
The second line of defense includes functions such as risk management, legal, compliance and product control. It articulates standards and expectations for the management of risk and effectiveness of controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors compliance with the same. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing and challenging front office activities and producing independent management information and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Our operations are regulated by authorities in each of the jurisdictions in which we conduct business. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. The >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) is our primary regulator providing global supervision.
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
Divisional and legal entity risk management committees
Divisional and legal entity risk management committees review risk, legal, compliance and internal control matters specific to the divisions and individual legal entities, respectively.
Risk organization
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage risk matters.
Our risk organization has been further restructured to support our new strategic direction and enhance the interconnection of legal entity risk oversight responsibilities and global risk functions. We will continue to review our risk management priorities so that they remain aligned to the Group’s new business priorities.

## Risk organization

Group
Chief Risk Officer
Central functions
Enterprise Risk Management
Risk & Finance Data Analytics and Reporting
CRO Change
CRO Chief Operating Officer
Legal entity chief risk officers[1]
Switzerland[2]
USA[3]
APAC[4]
UK[5]
Global functions[1]
Market & Liquidity Risk Management
Credit Risk Management
Operational Risk Management
Fiduciary Risk Management

[1] The role of a divisional chief risk officer is covered either by a legal entity chief risk officer or the head of a global function.
[2] Represents chief risk officer of Credit Suisse (Schweiz) AG.
[3] Represents chief risk officer of Credit Suisse Holdings (USA) Inc. and other US entities.
[4] Represents chief risk officer of Credit Suisse Singapore Branch.
[5] Represents chief risk officer of Credit Suisse International and Credit Suisse Securities (Europe) Limited.

We have strengthened the legal entity chief risk officers organization taking into account local regulatory requirements and ascertaining that our legal entity oversight approach is accepted by key regulators. In addition, while maintaining the matrix structure from a people and business management perspective, the restructuring is expected to improve the Group’s cost transparency along our legal entities and divisions. The global risk functions continue to drive our risk appetite, ensure globally harmonized models and methodologies, execute global regulatory deliverables, provide global limit frameworks and ensure risk conflict remediation.
The key elements of the risk organization include:
Matrix structure
Our matrix structure reflects the Group’s business strategy and emphasizes the Group’s legal entity considerations.
The global functions comprise market & liquidity, credit, operational and fiduciary risk management, and they are accountable for functional risk oversight and the limit framework at global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change.
The legal entity chief risk officers provide risk oversight for certain significant legal entities in the locations of our main operations. They define the local risk management and risk appetite frameworks and are responsible for meeting the legal-entity-specific regulatory requirements.
The divisional chief risk officer roles for Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolutions Unit are intended to ensure alignment of the risk management function within our divisions and are undertaken by legal entity chief risk officers and heads of global functions.
The global functions and the legal entity chief risk officers jointly manage the functional teams.
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

Other central functions
Risk & Finance Data Analytics and Reporting provides consistent reporting production, analytics and data management shared with finance functions. CRO Change is responsible for the portfolio of strategic change programs across the risk management function. The CRO’s chief operating officer facilitates business management within the risk management function.
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
– Breaches of risk limits are identified, analyzed and escalated, and large, repeated or unauthorized exceptions may lead to terminations, adverse adjustments to compensation or other disciplinary action; and
– We seek to establish resilient risk controls that promote multiple perspectives on risk and reduce the reliance on single risk measures.
We actively promote a strong risk culture where employees are encouraged to take accountability for identifying and escalating risks and for challenging inappropriate actions. The businesses are held accountable for managing all of the risks they generate, including those relating to employee behavior and conduct, in line with our risk appetite. Expectations on risk culture are regularly communicated by senior management, reinforced through policies and training, and considered in the performance assessment and compensation processes and, with respect to employee conduct, assessed by formal disciplinary review committees. We have established across the Group a set of business conduct behaviors that support our desired risk culture. They are designed to encourage employees to act in ways that reduce the frequency and impact of operational risk incidents, address the root causes of past operational risk incidents in the financial services sector and other relevant industries, and touch on our ability to learn from past events. Recent initiatives in this area have provided employees with practical guidance on careful and considered behavior as well as acting ethically and learning from mistakes.
> Refer to “Conduct risk” in Risk coverage and management for further information.
Risk appetite Framework
Overview
We maintain a comprehensive Group-wide risk appetite framework, which is governed by a global policy and provides a robust foundation for risk appetite setting and management across the Group. A key element of the framework is a detailed statement of the Board-approved risk appetite which is aligned to our financial and capital plans. The framework also encompasses the processes and systems for assessing the appropriate level of risk appetite required to constrain our overall risk profile.
Risk capacity is the maximum level of risk that we can assume given our current level of resources before breaching any constraints determined by capital and liquidity needs, the operational environment and our responsibilities to depositors, policyholders, shareholders, investors and other stakeholders. Risk appetite expresses the aggregate level and types of risk we are willing to assume within our risk capacity to achieve our strategic objectives and business plan. Risk profile is a point-in-time assessment of our net risk exposures aggregated within and across each relevant risk category and is expressed in a variety of different quantitative risk metrics and qualitative risk observations. The size of our risk profile is restricted to the planned level of our risk appetite through the use of risk controls, such as limits, guidelines, tolerances and targets.

Risk appetite framework
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk controls are calibrated and the risk profile is managed. The framework was updated in 2015 and is guided by the following strategic risk objectives:
– maintaining Group-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
– promoting stability of earnings to support performance in line with financial objectives;
– ensuring sound management of liquidity and funding risk in normal and stressed conditions;
– proactively controlling concentration risks;
– managing operational risk to ensure sustainable performance;
– minimizing reputational risk; and
– managing and controlling business conduct risk.
Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by both the Group CRO and the CFO, CARMC, the Risk Committee and subsequently by the Board.
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

– A risk appetite statement is determined and approved annually by the Board, and is based on the strategic risk objectives, the comprehensive scenario stress testing of our forecasted financial results and capital requirements, and our economic capital framework. A semi-annual review of the risk appetite and capacity levels is performed. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization. The review of the top-down and bottom-up risk appetite levels and their allocation between divisions and legal entities is performed in the risk appetite review committee, a sub-committee of the CARMC market & credit risks cycle.
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
Bottom-up:
– Planned risk levels and their risk appetite requirements are provided by the front office business experts in conjunction with financial and capital plans in order to ensure they are consistent with the business strategy. Risk plans are reviewed by the relevant risk management committees.
– Bottom-up risk forecasts are aggregated across businesses to assess divisional and Group-wide risk plans and to support management decisions on variations to existing risk appetite levels or the possible need for new risk appetite measures.
– The effectiveness of risk appetite in support of business strategy execution and delivery against financial objectives is assessed via a risk appetite effectiveness framework. This framework assists senior management and the Board in ensuring that appropriate levels of risk appetite are set and that the subsequent risk controls are appropriately calibrated.
– Risk, financial and capital plans are jointly reviewed and approved by the Executive Board and the Board.
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

We have established a control structure which manages the Group’s risk profile using multiple metrics, including economic risk capital, >>>value-at-risk (VaR), scenario analysis and various exposure limits at Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstances where a breach of these limits would occur, it would result in an immediate notification to the Chairman of the Board’s Risk Committee and the Group CEO, and written notification to the full Board at its next meeting. Following notification, the Group CRO may approve positions that exceed the Board limits up to a predefined level and any such approval is reported to the full Board. Positions that exceed the Board limits by more than the predefined level may only be approved by the Group CRO and the full Board acting jointly. In 2015 and 2014, no Board limits were exceeded.
Dedicated controls are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for allocating divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. The divisional risk management committees and the divisional and legal entity chief risk officers are responsible for allocating risk appetite further into the organization. For this purpose, they use a detailed framework of individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk controls are intended to:
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
The limit framework encompasses specific limits on a large number of different products and risk type concentrations. For example, there are controls over consolidated trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed capital. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set close to the planned risk profile to ensure that any meaningful increase in risk exposures is promptly escalated. The divisional chief risk officers and certain other members of senior management have the authority to temporarily increase the divisional risk committee limits by an approved percentage for a period not to exceed 90 days. A divisional risk committee limit excess is subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible senior management. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer are monitored on a weekly basis. A smaller subset of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2015, we strengthened the controls for market risk limit excesses by mandating that the front office remediate limit excesses within three days upon notification and by establishing an out-of-policy remediation process with senior management escalation for exceptions where limit excesses cannot be remediated within this time frame. Over the course of 2015, all limit excesses were resolved within the approved period.
While the primary purpose is risk management, risk limits are also useful tools in the identification of trading misconduct and unauthorized trading activities. The limit owners are responsible for reviewing warning triggers for risk limits. They may set warning triggers for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business. Strict escalation procedures apply to any limit breaches and depending on the severity of the excess, the Group CRO or divisional chief executive officer’s approval may be required. Serious excesses are highlighted in periodic Risk Committee meeting management summaries. An assessment by the disciplinary review committee and any disciplinary actions that may be taken are considered in the regular performance assessment and compensation processes.

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

## Key risk types overview

| Key risk types and definition | Key risk evaluation methods |
|---|---|
| **Liquidity and funding risks:** The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations. | Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing |
| **Market risk:** The risk of financial loss from adverse changes in market prices, including interest rates, credit spreads, foreign exchange, equity and commodity prices, and other factors such as market volatility and the correlation of market prices. | Value-at-risk, sensitivities, economic risk capital, stress testing |
| **Credit risk:** The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. | Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing |
| **Operational risk:** The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. | Risk and control self-assessments, risk and control indicators, internal and external incident data, economic risk capital, stress testing |
| **Conduct risk:** The risk that poor conduct by the Group, its employees or representatives could result in clients not receiving fair treatment or fair outcomes from the transactions, damage to the integrity of the financial markets or the wider financial system, or ineffective competition that disadvantages clients. | |
| **Technology risk:** The risk of financial loss from failure, exploitation of vulnerabilities or other deficiencies in the platforms that support our daily operations and the system applications and infrastructure on which they reside. | |
| **Legal, compliance and regulatory risks:** Legal and compliance risks are the risk of loss arising from the failure to comply with legal obligations, applicable regulations and other related circumstances. Regulatory risk is the risk that changes in laws may affect our activities. | |
| **Reputational risk:** The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources. | ▪ A comprehensive assessment for these risk types is performed both periodically and event-driven.<br>▪ The results of the analysis impact management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.<br>▪ The risk management actions include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments. |
| **Fiduciary risk:** The risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective. | |
| **Strategic risk:** The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. | |

It is important to both evaluate each risk type separately and assess their combined impact on the Group, which helps ensure that our overall risk profile remains within the Group-wide risk appetite.
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
During 2015, as part of our economic risk capital strategic development program to further embed economic risk capital into our risk appetite framework, we introduced a “gone concern” coverage ratio to assess the capital adequacy of our financial plans. Upon completion of the program, we plan to use the economic risk capital coverage ratio in our assessment process under two scenarios: (i) a “going concern” basis, which means that we hold sufficient capital to absorb losses while remaining in business, and (ii) a “gone concern” basis, which means that we hold sufficient capital to fund an orderly resolution.
The gone concern coverage ratio introduced in 2015 strengthened our risk capital assessment process by further integrating it into our risk appetite and risk management frameworks. In order to implement this, we (i) aligned the definition of loss absorbing available economic capital with the gone concern concept, (ii) recalibrated the gone concern economic risk capital coverage ratio bands to require monitoring and potential action according to certain thresholds (refer to chart “Economic risk capital coverage ratio bands”) and (iii) introduced strategic buffers to reflect an estimate of the impact of planned model changes. We updated our economic risk capital model definitions to reflect the changes implemented in 2015, and restated the available economic capital and the economic risk capital coverage ratio for prior periods to show meaningful trends. We further plan to incorporate the going concern economic risk capital coverage ratio into our assessment process and expand its use across our legal entities.
> Refer to “Methodology and model developments” in Risk review and results – Economic risk capital review for further information.
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
Position risk and diversification benefit
Position risk is the level of unexpected loss from our portfolio of balance sheet and off-balance sheet positions over a one-year holding period and includes market and credit risks. Position risk is calculated at a 99% confidence level for risk management purposes and converted to a 99.97% confidence level for capital management purposes. Our position risks categories are described in the table “Position risk categories”.
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
Operational risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people and systems or from external events. We use an internal model to calculate the economic capital requirement for operational risk at a 99.97% confidence level and a one-year holding period. A loss distribution approach based on historical data on internal and relevant external losses of peers is used to generate a loss distribution for a range of potential operational risk loss scenarios, such as unauthorized trading incidents, business interruption, fraud or other material business disruptions. The parameters estimated through the quantitative model are reviewed by business experts and senior management in order to take account of the business environment and internal control factors and to reflect a forward-looking view in the estimate. The capital calculation also includes a component to reflect litigation events and insurance mitigation. The overall approach is based on the same principles and methodology of the >>>AMA model used for regulatory capital requirements.

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
– Non-recourse share-backed financing transactions
– Liquid hedge funds exposures and fund-linked products
– Equity risk arbitrage activities, in particular the risk that an announced merger may not be completed
– Private equity, illiquid hedge funds and other illiquid equity investment exposures
Private banking corporate & retail lending	– Potential changes in the creditworthiness of counterparty exposures, mainly in the Swiss Universal Bank and International Wealth Management divisions and to a lesser extent in the Asia Pacific division and the Strategic Resolution Unit, and the risk of counterparty defaults
International lending & counterparty exposures	– Potential changes in the creditworthiness of counterparty exposures, mainly in the Investment Banking & Capital Markets division and to a lesser extent in the Global Markets division and the Strategic Resolution Unit, and the risk of counterparty defaults
Emerging markets country event risk	– Country events in emerging markets
Real estate & structured assets	– Commercial real estate activities and structured assets
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
– The impact from deferred share-based compensation awards captures the economic benefit that may result from covering our structural short obligations to deliver own shares through market purchases during times of falling market prices.
– Model uncertainty add-on addresses other potential low-probability events with potential high impact for which limited market data exists. It also reflects an estimate of the impacts of certain planned methodology changes.
Available economic capital
Available economic capital is an internal view of the capital available to absorb losses based on the reported BIS look-through CET1 capital under >>>Basel III, with economic adjustments applied to provide consistency with our economic risk capital. It enables a comparison between capital needs (economic risk capital) and capital resources (available economic capital).
Economic risk capital coverage ratio
Economic risk capital coverage ratio is defined as the ratio of capital available to absorb losses in a gone concern scenario (available economic capital) to capital needs (economic risk capital). The economic risk capital coverage ratio is primarily meant to provide an assessment of our solvency and reflects our best internal assessment of risk and loss absorbing capacity in an extreme scenario. Furthermore, the economic risk capital coverage ratio is embedded in our risk appetite framework through our capital adequacy objective.
The economic risk capital coverage ratio operates with a number of distinct bands that serve as key control for monitoring and managing our operational solvency. An economic risk capital coverage ratio lower than 125% requires senior management review, followed by an action plan at a coverage ratio lower than 110%. Immediate actions such as risk reductions or capital measures would be triggered at a coverage ratio lower than 100%. The Board has set the minimum level for this coverage ratio at 80%.
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
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analysis, >>>FINMA requires a semi-annual loss potential analysis that includes an extreme scenario that sees European countries experience a severe recession resulting from the worsening of the European debt crisis.
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
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. A risk council comprised of internal economists, front office and representatives of the risk management function discusses the backdrop to several forward-looking scenarios. The risk council reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, Middle East conflict and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire firm, such as the credit concentration scenario. During 2015, the Group focused on the following forward-looking scenarios:
– Ending of credit cycle: there is a tightening in credit markets originating in the US following abrupt interest rate increases, and the US economy slides into a deep and prolonged recession with a substantial increase in default rates that then spreads globally.
– Greece exit scenarios: two scenarios reflected with differing degrees of severity resulting from an exit from the eurozone by Greece. In the first scenario, the exit by Greece is disorderly resulting from strict disciplinary actions by the authorities within the EU, leading markets to consider the eurozone as a conditionally (rather than irrevocably) fixed exchange rate regime, with credit spreads for selected eurozone countries permanently widening. By contrast, a second scenario of a managed exit of Greece results in efforts to bolster risk sharing and deepen integration among the remaining eurozone countries, leading to narrower credit spreads and lower risk premiums over the medium term after an initial spike.
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
Governance
Our stress testing framework is comprehensive and governed by a dedicated steering committee. The scenario steering committee reviews the scenario methodology and approves changes to the scenario framework. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management, the business divisions and regulators.
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
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets. Our trading book, as determined for risk management purposes, typically includes fair-valued positions only, primarily of the following balance sheet items: trading assets and trading liabilities, investment securities, other investments, other assets (mainly derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
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
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices. Our banking book, as determined for risk management purposes, includes a majority of the following balance sheet items: loans, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, cash and due from banks, brokerage receivables, due to banks, customer deposits, central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions, brokerage payables, selected positions of short-term borrowings and long-term debt, and other assets and liabilities not included in the trading portfolio.
We assume interest rate risks in our banking book through lending and deposit taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of our private banking, corporate and institutional businesses. The replication portfolios approximate the interest rate characteristics of the underlying products. This particular source of market risk is monitored on a daily basis. The treasury function is responsible for the modeling and monitoring of the replication portfolios.
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
For the purpose of this disclosure, market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
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
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory >>>backtesting.
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
For our >>>risk management VaR, we use a two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice in 100 trading days over a multi-year observation period. This measure captures risks in trading books only and includes securitization positions. It is more closely aligned to the way we consider the risks associated with our trading activities. Our VaR used for limit monitoring purposes also uses a two-year historical dataset, a one-day holding period and a 98% confidence level. This measure includes positions from both the trading book and the banking book and also includes securitization positions.
For regulatory capital purposes, we operate under the >>>Basel III market risk framework which includes the following components for the calculation of regulatory capital: >>>regulatory VaR, regulatory VaR for backtesting purposes, >>>stressed VaR, >>>IRC and the impact of changes in a counterparty’s credit spreads (also known as >>>CVA). The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level. This measure captures risks in the trading book only and excludes securitization positions as these are treated under the securitization approach for regulatory purposes. The regulatory VaR for backtesting purposes uses a two-year historical dataset, a one-day holding period and a 99% confidence level. This measure captures risks in the trading book and includes securitization positions. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that results in the highest VaR. The continuous one-year observation period on a historical dataset starting in 2006 avoids the smoothing effect of the two-year dataset used for our risk management and regulatory VaR, allows for a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR.
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other related international standards for market risk management. We have approval from >>>FINMA, as well as from certain other regulators of our subsidiaries, to use our regulatory VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators.
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
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced by the VaR model with the actual daily trading revenue. Actual daily trading revenues for the purpose of this backtesting are defined as gains and losses arising from our trading activities, including mark-to-market gains and losses, the net cost of funding, and fees and commissions. Actual daily trading revenues do not include gains and losses resulting from valuation adjustments associated with counterparty and own credit exposures. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. Statistically, at the overall Group level, given the 99% confidence level and the one-day holding period used in the regulatory VaR model for backtesting purposes, we would expect daily trading losses to exceed the calculated daily VaR not more than once in 100 trading days over a multi-year observation period.
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
Credit and debit valuation adjustments
>>>Credit valuation adjustments are modifications to the measurement of derivative assets used to reflect the credit risk of counterparties. >>>Debit valuation adjustments are modifications to the measurement of derivative liabilities used to reflect an entity’s own credit risk. VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products.
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
Sources of credit risk
The majority of our credit risk is concentrated in our private banking, corporate and institutional as well as investment banking businesses. Credit risk arises from lending products, irrevocable loan commitments, credit guarantees and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.
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
Counterparty and transaction rating systems
We employ a set of credit ratings for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or >>>OTC derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and risk-weighted assets, a >>>probability of default (PD), >>>loss given default (LGD) and >>>exposure at default (EAD) are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by our main regulators for application in the regulatory capital calculation in the >>>A-IRB approach under the Basel framework.
For corporates managed on the Swiss platform, consumer loans, and since 2015 the majority of all other corporate and institutional counterparties, an internal rating or a PD is calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative (primarily balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes.
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
Our internal rating grades are mapped to the Group’s internal masterscale. The PDs assigned to each rating grade are reflected in the following table.
Credit Suisse counterparty ratings
Ratings	PD bands (%)	Definition	S&P	Fitch	Moody's	Details
AAA	0.000–0.021	Substantially risk free	AAA	AAA	Aaa	Extremely low risk, very high long-term stability, still solvent under extreme conditions
AA+ AA AA-	0.021–0.027 0.027–0.034 0.034–0.044	Minimal risk	AA+ AA AA-	AA+ AA AA-	Aa1 Aa2 Aa3	Very low risk, long-term stability, repayment sources sufficient under lasting adverse conditions, extremely high medium-term stability
A+ A A-	0.044–0.056 0.056–0.068 0.068–0.097	Modest risk	A+ A A-	A+ A A-	A1 A2 A3	Low risk, short- and medium-term stability, small adverse developments can be absorbed long term, short- and medium-term solvency preserved in the event of serious difficulties
BBB+ BBB BBB-	0.097–0.167 0.167–0.285 0.285–0.487	Average risk	BBB+ BBB BBB-	BBB+ BBB BBB-	Baa1 Baa2 Baa3	Medium to low risk, high short-term stability, adequate substance for medium-term survival, very stable short term
BB+ BB BB-	0.487–0.839 0.839–1.442 1.442–2.478	Acceptable risk	BB+ BB BB-	BB+ BB BB-	Ba1 Ba2 Ba3	Medium risk, only short-term stability, only capable of absorbing minor adverse developments in the medium term, stable in the short term, no increased credit risks expected within the year
B+ B B-	2.478–4.259 4.259–7.311 7.311–12.550	High risk	B+ B B-	B+ B B-	B1 B2 B3	Increasing risk, limited capability to absorb further unexpected negative developments
CCC+ CCC CCC- CC	12.550–21.543 21.543–100.00 21.543–100.00 21.543–100.00	Very high risk	CCC+ CCC CCC- CC	CCC+ CCC CCC- CC	Caa1 Caa2 Caa3 Ca	High risk, very limited capability to absorb further unexpected negative developments
C D1 D2	100 Risk of default has materialized	Imminent or actual loss	C D	C D	C	Substantial credit risk has materialized, i.e., counterparty is distressed and/or non-performing. Adequate specific
provisions must be made as further adverse developments
will result directly in credit losses.
Transactions rated C are potential problem loans; those rated D1 are non-performing assets and those rated D2 are non-interest earning.
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
Active credit portfolio management
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance. Impaired transactions are further classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure, and the exposures are generally managed within credit recovery units. The credit portfolio & provisions review committee regularly determines the adequacy of allowances.
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
In accordance with accounting principles generally accepted in the US (US GAAP), an inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the lending portfolio of the private banking, corporate and institutional businesses are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In the investment banking businesses, inherent losses on loans are estimated based on a model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
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
For the mortgage lending portfolios in our private banking, corporate and institutional businesses, real estate property is valued at the time of credit approval and periodically thereafter, according to our internal policies and controls, depending on the type of loan (e.g., residential or commercial loan) and LTV ratio.
Primary types of collateral
The primary types of collateral typically depend on the type of credit transaction.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments, >>>G10 government securities and corporate bonds.
Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of clients in our private banking, corporate and institutional businesses (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
Credit risk governance
Credit risk is managed and controlled by Group credit risk management, an independent function within the risk management area and governed by a framework of policies and procedures. Key processes are reviewed through supervisory checks on a regular basis by management, including the functional area head.
In 2015, we strengthened the Credit Risk Review (CCR) function and established a direct reporting line to the Board’s Risk Committee. CCR is a control function independent from credit risk management and provides regular assessments of the Group’s credit exposures and credit risk management practices. CCR is responsible for performing cycled and continuous credit monitoring activities, including (i) identifying credit exposures with potential weaknesses, (ii) assessing the accuracy and consistency of Group counterparty and transaction ratings, (iii) assessing compliance with internal and regulatory requirements for credit risk management, (iv) ensuring compliance with regulatory and supervisory statements where CRR is designated as a control function, and (v) reporting trends and material review recommendations to the Risk Committee and senior management.

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
The diverse nature and wide extent of operational risk makes it inherently difficult to measure. We believe that effective management of operational risk requires a common Group-wide operational risk framework that focuses on the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. We started to introduce our current operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent approach to managing all aspects of the operational risk landscape. Over the past three years, we have redesigned the framework, introducing new components and upgrading existing components with a particular focus on ensuring that the components work well together. The following diagram provides a representation of the main components of our operational risk framework.
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
– Operational risk register: The register comprises a catalog of inherent operational risks arising as a consequence of our business activities. It provides a consistent approach for classifying operational risks across the Group which ensures that they are treated consistently by other operational risk framework components using the appropriate processes and tools.
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
In 2015, we introduced a more structured approach to managing the operational risks in connection with major change initiatives, such as the implementation of significant new regulatory requirements and IT projects. This approach is designed to ensure that the operational risks of these initiatives are identified, assessed and managed throughout the life of each program using the relevant components of the operational risk framework. It also considers the fact that even initiatives that are expected to deliver operational risk benefits upon completion may result in increased risks during the implementation phase. We have also established a dedicated function to analyze the risks associated with the deployment of roles and functions to our centers of excellence and the use of third-party vendors and suppliers. This function provides an independent review and challenge over these activities. Furthermore, we have made enhancements to the risk and control indicators that we use to monitor operational risks and assess compliance with the Group’s risk appetite. This provides more consistent and comprehensive risk reporting and clearer triggers for management action.
Maintaining the effectiveness of the Group’s control environment is critical to ensuring that operational risks remain within acceptable levels. In 2015, we made improvements to our approaches to cataloging, documenting and evaluating key controls, which should provide more robust and supportable control assessments for use in the RCSA process. This remains an important area of management focus and we plan to make further enhancements in 2016 by introducing a systematic control activities framework that applies consistent standards and approaches to relevant control activities across the Group. This will be a multi-year initiative that starts with the most significant controls and rolls out new processes using a phased approach.
We have continued to make progress in embedding assessments of employee behavior in the risk assessment framework. In 2015, the set of business conduct behaviors were incorporated into a number of human capital management processes, including recruitment, induction, performance assessment, promotion and compensation. We have also introduced enhanced risk indicators covering behavior- and conduct-related matters.
Operational risk regulatory capital measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the >>>AMA approach since 2008. In 2014, we introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model for calculating the regulatory capital requirement for operational risk was approved by >>>FINMA with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative than the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as RCSA results and risk and control indicators, to provide a forward-looking assessment of each scenario. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating >>>haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution. We use a risk-sensitive approach to allocating the AMA capital requirement to businesses that is designed to be forward-looking and incentivize appropriate risk management behaviors.
In 2015, we made improvements to the model’s treatment of litigation-related losses. Although past litigation losses and litigation-related provisions were incorporated in the model, for FINMA regulatory capital purposes an add-on was previously used to capture the aggregate range of reasonably possible litigation-related losses that are disclosed in our financial statements but are not covered by existing provisions. These reasonably possible losses are now fully captured within the model using an analytical approach and the add-on has therefore been removed with FINMA approval. We also made enhancements to further align the operational risk scenarios with other key components of the operational risk framework and to ensure consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
Operational risk governance
Each individual business area takes responsibility for its operational risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated operational risk teams that are responsible for the implementation of the operational risk management framework, methodologies, tools and reporting within their areas as well as working with management on any operational risk issues that arise. Businesses and relevant control functions meet regularly to discuss operational risk issues and identify required actions to mitigate risks.
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
Conduct risk
Conduct risk is the risk that poor conduct by the Group, its employees or representatives could result in clients not receiving fair treatment or fair outcomes from the transactions they undertake, damage to the integrity of the financial markets or the wider financial system, or ineffective competition in the markets in which we operate that disadvantages clients.
Conduct risk may arise from a variety of sources, including unauthorized trading, the potential unsuitability of products sold or advice provided to clients, inadequate disclosure, failure to manage conflicts of interest, trade processing errors, inaccurate benchmark submissions, failure to provide best execution where required, acting in an anti-competitive manner, failure to safeguard client data or assets and breaches of regulatory rules or laws by individual employees or the Group’s market conduct.
Conduct risk is being further embedded into the RCSA process within the operational risk framework, which considers the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Group and at other firms in the financial services sector.
Conduct risk is primarily addressed through specific supervisory controls implemented across the Group and targeted training activities. We seek to promote good behavior and conduct through the Group’s Code of Conduct, which provides a clear statement of the ethical values and professional standards as a basis for maintaining and strengthening our reputation for integrity, fair dealing and measured risk-taking, and the set of business conduct behaviors. Our employee performance assessment and compensation processes are linked to the Code of Conduct and the set of business conduct behaviors.
Technology risk
Technology risk is the risk of financial loss arising from failure, exploitation of vulnerabilities or other deficiencies in the electronic platforms that support our daily operations and the system applications and infrastructure on which they reside. As a component of operational risk, technology risk is inherent not only in our IT assets, but also in the people and processes that interact with them.
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
Service and infrastructure disruption risks are managed through our business continuity management plan, our technology risk management program and other contingency and resiliency plans. Although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk arising from dependencies on IT, third-party suppliers and the worldwide telecommunications infrastructure. As a global financial services company, we operate in a complex technological landscape covering our diverse business model. Ensuring that the confidentiality, integrity and availability of information assets are protected is critical to our operations.
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
– Measuring investment performance of client investments and comparing the returns against benchmarks to understand sources and drivers of the returns.
– Assessing risk measures such as exposure, sensitivities, stress scenarios, expected volatility and liquidity across our portfolios to ensure that we are managing the assets in line with the clients’ expectations and risk tolerance.
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
Strategic risk
Strategic risk is the risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. Strategic risk may arise from a variety of sources, including:
– inadequate or inaccurate understanding of our existing capabilities and competitive positioning;
– inadequate or inaccurate analysis of current and prospective operating conditions in our markets including macroeconomic environment, client and competitor behaviors and actions, regulatory developments and technological impacts;
– inappropriate strategic decisions, such as those pertaining to which activities we will undertake, which markets and client segments we will serve, which organizational structure we will adopt and how we will position ourselves relative to competitors;
– ineffective implementation and execution of chosen business strategies and related organizational changes;
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
Strategic plans are developed by each division annually and aggregated into a Group plan, which is reviewed by the CRO, CFO and CEO before presentation to the Executive Board. Following approval by the Executive Board, the Group plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Group’s performance against strategic objectives and sets the overall strategic direction for the Group. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy. This type of review was undertaken following the appointment of the new CEO in 2015 and leading to the announcement of our new strategy on October 21, 2015.
> Refer to “Strategy” in I – Information on the company for further information.
To complement the annual cycle, each division presents a more detailed individual analysis to review key dimensions of its strategy at various points during the year. Additionally, the CEO, the Executive Board and individual business heads regularly assess the performance of each business against strategic objectives through a series of strategic business reviews conducted throughout the year. The reviews include assessments of business strategy, overall operating environment, including competitive position, financial performance and key business risks.
Risk review and results
Economic risk capital review
Methodology and model developments
We regularly review and update our economic risk capital methodology to ensure consistency with our business activities and relevance to our business and financial strategies. In 2015, we have enhanced our position risk, economic risk capital and available economic capital methodology, datasets and model parameters and have restated the respective prior-period balances for these updates in order to show meaningful trends.

Position risk
In 2015, we made the following enhancements to the position risk methodology for risk management purposes: for private banking corporate & retail lending exposures, we enhanced the capturing of credit rating change risk, credit spread risk and exposure concentration risk. For real estate & structured assets, we recalibrated the correlation between >>>residential mortgage-backed securities (RMBS) and >>>commercial mortgage-backed securities (CMBS). For international lending and counterparty exposures, we enhanced the capturing of counterparty risk by improving the relationship between rating and >>>loss given default. We also made an enhancement to the position risk dataset for risk management purposes: for fixed income trading, the dataset now includes higher order risks in certain credit derivatives used to hedge traded credit spread risk. The enhancement also helps to standardize the risk capture of these products across the businesses.
The net impact of the 2015 changes and updates on position risk for the Group as of December 31, 2014 was a decrease of CHF 203 million, or 1.7%.
Economic risk capital
For economic risk capital used for capital management purposes, in addition to adopting the above position risk changes and updates, we made the following enhancements:
– for operational risk, we enhanced the connection between the economic risk capital model and our internal approach for the regulatory capital calculation under the >>>AMA approach following the annual recalibration of the operational risk model. Furthermore, we recalibrated the correlation between operational risk and position risk; and
– for other risks, we further increased our other risks charge to reflect a recalibration of our economic risk capital model reserve component to account for planned methodology changes. In addition, we amended our deferred share-based compensation awards model to implement a more dynamic assessment of the economic benefit that may result from covering our structural short obligations to deliver own shares through market purchases during times of falling market prices.
The net impact of the 2015 changes and updates on economic risk capital for the Group as of December 31, 2014 was an increase of CHF 638 million, or 1.9%.
Available economic capital
For available economic capital, we made the following enhancements to reflect the adoption of the gone concern approach:
– including low-trigger capital instruments in addition to high-trigger capital instruments, which were already included;
– excluding deferred tax assets, as they do not absorb losses in a gone concern scenario;
– excluding any dividend accruals to reflect that in the event of an orderly wind-down, no dividend will be paid; and
– taking an economic view of the funded status of our pension plans, such that any unfunded pension obligations in accordance with US GAAP are excluded from CET1 capital to align with the economic funding view captured in the economic risk capital model.
The net impact of this methodology change on available economic capital for the Group as of December 31, 2014 was an increase of CHF 6.7 billion, or 17.1%.
Economic risk capital
	Group			Bank			[1]
end of	2015	2014	% change	2015	2014	% change
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	32,938	28,576	15	33,275	28,720	16
Economic adjustments [2]	16,577	17,135	(3)	15,164	16,211	(6)
Available economic capital	49,515	45,711	8	48,439	44,931	8
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	22,695	21,038	8	22,538	20,883	8
Operational risk	7,501	7,084	6	7,501	7,084	6
Other risks [3]	6,018	6,746	(11)	5,814	6,534	(11)
Economic risk capital	36,214	34,868	4	35,853	34,501	4
Economic risk capital coverage ratio (%)
Economic risk capital coverage ratio [4]	137	131	–	135	130	–
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
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

4 Ratio of available economic capital to economic risk capital.

Available economic capital trends
As of the end of 2015, our available economic capital for the Group was CHF 49.5 billion, up CHF 3.8 billion from the end of 2014. BIS look-through CET1 capital increased CHF 4.4 billion, primarily due to the capital increases in the fourth quarter of 2015. Economic adjustments decreased CHF 0.6 billion, mainly due to reduced recognition of deferred tax assets and lower adjustments to unrealized gains on owned real estate.
Economic risk capital by division
in / end of	2015	2014	% change
Economic risk capital by division (CHF million)
Swiss Universal Bank	4,924	4,971	(1)
International Wealth Management	4,207	4,224	0
Asia Pacific	3,744	3,208	17
Global Markets	13,333	13,024	2
Investment Banking & Capital Markets	4,732	4,376	8
Strategic Resolution Unit	4,913	4,698	5
Corporate Center [1]	383	388	(1)
Economic risk capital – Group [2]	36,214	34,868	4
Economic risk capital – Bank [3]	35,853	34,501	4
Average economic risk capital by division (CHF million)
Swiss Universal Bank	4,791	4,905	(2)
International Wealth Management	4,076	3,930	4
Asia Pacific	3,366	2,974	13
Global Markets	13,248	12,146	9
Investment Banking & Capital Markets	4,358	3,893	12
Strategic Resolution Unit	4,833	4,573	6
Corporate Center [1]	387	379	2
Average economic risk capital – Group [4]	35,038	32,778	7
Average economic risk capital – Bank [3]	34,673	32,421	7
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends. The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
2 Includes a diversification benefit of CHF 22 million and CHF 21 million as of December 31, 2015 and 2014, respectively.
3
The major difference between economic risk capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position risk, operational risk and other risks.

4 Includes a diversification benefit of CHF 21 million and CHF 22 million as of December 31, 2015 and 2014, respectively.
Economic risk capital trends
Over the course of 2015, our economic risk capital increased 4% to CHF 36.2 billion, mainly due to increased position risk and higher operational risk, partially offset by a net decrease in other risks. The increase in position risk primarily reflected higher private banking corporate & retail lending exposures, higher emerging markets country event risk, higher international lending & counterparty exposures, higher risk in fixed income trading and increased risk in equity trading & investments, partially offset by lower risk in real estate & structured assets. The decrease in other risks was mainly due to a reduction in credit concentration and expense risk model reserves and a decrease in risks not included in the position risk framework, partially offset by lower benefit from deferred share-based compensation awards.
For Swiss Universal Bank, economic risk capital decreased 1% to CHF 4.9 billion, mainly due to lower owned real estate risk and lower pension risk driven by the change in discount rates in the Swiss pension plan, partially offset by higher operational risk.
For International Wealth Management, economic risk capital was stable at CHF 4.2 billion, mainly reflecting lower risk in equity trading & investments and the reduction in pension risk driven by the change in discount rates in the Swiss pension plan, offset by higher private banking corporate & retail lending exposures and higher operational risk.
For Asia Pacific, economic risk capital increased 17% to CHF 3.7 billion, mainly due to higher private banking corporate & retail lending exposures and higher risk in fixed income trading, partially offset by a decrease in risks not included in the position risk framework.
For Global Markets, economic risk capital increased 2% to CHF 13.3 billion, primarily reflecting higher international lending & counterparty exposures, higher risk in fixed income trading, increased risk in equity trading & investments, decreased benefit from deferred share-based compensation awards, higher pension risk related to revised market data used for measuring US pension plan liabilities and higher operational risk. These increases were partially offset by lower risk in real estate & structured assets, a decrease in risks not included in the position risk framework and a reduction in expense risk model reserves.

For Investment Banking & Capital Markets, economic risk capital increased 8% to CHF 4.7 billion, mainly due to higher international lending & counterparty exposures, higher pension risk related to revised market data used for measuring US pension plan liabilities and decreased benefit from deferred share-based compensation awards, partially offset by a reduction in credit concentration risk model reserves.
For the Strategic Resolution Unit, economic risk capital increased 5% to CHF 4.9 billion, mainly due to increases in international lending & counterparty exposures and emerging markets country event risk that occurred prior to the announcement of our new strategy and the related formation of the Strategic Resolution Unit. These increases were partially offset by a decrease in risks not included in the position risk framework.
Group position risk
end of	2015	2014	% change
Position risk (CHF million)
Fixed income trading [1]	1,230	958	28
Equity trading & investments	1,872	1,680	11
Private banking corporate & retail lending	2,751	2,268	21
International lending & counterparty exposures	6,306	5,979	5
Emerging markets country event risk	1,544	1,141	35
Real estate & structured assets [2]	1,917	2,487	(23)
Simple sum across risk categories	15,620	14,513	8
Diversification benefit [3]	(2,776)	(2,459)	13
Position risk (99% confidence level for risk management purposes)	12,844	12,054	7

Position risk (99.97% confidence level for capital management purposes)	22,695	21,038	8
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Key position risk trends
Compared to the end of 2014, position risk for risk management purposes increased 7% to CHF 12.8 billion, mainly due to higher private banking corporate & retail lending exposures in Asia, increased exposures in Latin America in emerging markets country event risk, new loan commitments in international lending & counterparty exposures, higher credit spread risk from loan-backed financing in the US and higher interest rate risk from >>>derivatives in Europe in fixed income trading, and higher traded equity risk in equity trading & investments, primarily from US equity derivatives. These increases were partially offset by decreased risk in real estate & structured assets, mainly related to reduced CMBS and RMBS exposures.
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
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2015, we updated our VaR model to capture certain higher order risks in foreign exchange derivatives and we improved how we capture risk between government bonds and government bond futures. These risks were previously included in our >>>risk not in VaR. We also enhanced our VaR model so that the dataset used to calculate VaR is updated on a weekly rather than a monthly basis. The more frequent updates to the VaR dataset make VaR more responsive to recent market events. Furthermore, we enhanced the capturing of interest rate movements under a negative interest rate environment.

One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2015 (CHF million)
Average	20	36	11	2	23	(43)		49
Minimum	6	31	5	1	16	–	[1]	34
Maximum	35	42	22	4	35	–	[1]	63
End of period	17	40	9	1	31	(42)		56
2014 (CHF million)
Average	12	32	9	2	18	(31)		42
Minimum	7	28	5	0	13	–	[1]	35
Maximum	17	39	17	4	25	–	[1]	56
End of period	9	39	7	1	20	(29)		47
2013 (CHF million)
Average	18	35	9	2	16	(40)		40
Minimum	8	30	3	1	11	–	[1]	33
Maximum	45	41	24	4	36	–	[1]	55
End of period	10	32	6	3	24	(30)		45
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% risk management VaR by division (CHF)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
2015 (CHF million)
Total average VaR	6	1	17	53	17	(45)		49
2014 (CHF million)
Total average VaR	2	0	11	45	13	(29)		42
2013 (CHF million)
Total average VaR	2	0	11	41	16	(30)		40
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions. The calculation of divisional average risk management VaR under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as a majority of our trading activities are conducted in US dollars.
Average >>>risk management VaR in 2015 increased 11% from 2014 to USD 51 million. The increase was primarily driven by increased interest rate exposures related to a change in the Swiss franc interest rate risk profile and increased equity exposures driven by US and Asian derivatives exposures and higher market volatility. These increases were partially offset by increased diversification benefit.
For Global Markets, average risk management VaR in 2015 increased mainly driven by higher market volatility. For Asia Pacific, the increase in average risk management VaR was primarily driven by increased equity derivatives exposures and higher market volatility. For Swiss Universal Bank, the increase in average risk management VaR was mainly driven by increased interest rate exposures related to a change in the Swiss franc interest rate risk profile. For the Strategic Resolution Unit, higher average risk management VaR was primarily driven by higher exposures from foreign exchange options across currencies.
Period-end risk management VaR as of December 31, 2015 increased 21% to USD 57 million compared to December 31, 2014, mainly reflecting the increased interest rate and equity exposures, partially offset by increased diversification benefit.

One-day, 98% risk management VaR (USD)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
2015 (USD million)
Average	20	37	11	2	24	(43)		51
Minimum	6	32	5	1	17	–	[1]	40
Maximum	35	42	23	4	35	–	[1]	64
End of period	17	40	9	1	32	(42)		57
2014 (USD million)
Average	13	35	10	2	20	(34)		46
Minimum	7	31	6	0	15	–	[1]	39
Maximum	19	41	19	5	27	–	[1]	59
End of period	9	40	7	1	20	(30)		47
2013 (USD million)
Average	19	38	10	2	17	(43)		43
Minimum	9	32	3	1	12	–	[1]	34
Maximum	49	44	25	4	38	–	[1]	58
End of period	11	36	7	3	27	(33)		51
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% risk management VaR by division (USD)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
2015 (CHF million)
Total average VaR	6	1	17	55	17	(45)		51
2014 (CHF million)
Total average VaR	2	0	13	50	14	(33)		46
2013 (CHF million)
Total average VaR	3	0	12	44	17	(33)		43
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions. The calculation of divisional average risk management VaR under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
In the 12-month period ending December 31, 2015, we had one >>>backtesting exception in our >>>regulatory VaR model. In the 12-month periods ending December 31, 2014 and 2013, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2015, 2014 and 2013, in line with >>>BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, >>>FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Regulatory capital framework” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2015 with those for 2014 and 2013. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2015, we had nine trading loss days, seven of them with a trading loss not exceeding CHF 25 million, compared to four trading loss days in 2014, each of them with a trading loss not exceeding CHF 25 million.

Banking book
Development of banking book interest rate risks
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the >>>fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 3.3 million as of December 31, 2015, compared to an increase of CHF 4.6 million as of December 31, 2014. The decrease from 2014 was primarily due to an overall risk reduction in the portfolio of the treasury function, mainly reflecting new money market hedges and the ageing of capital instruments. The decrease in the portfolio of the treasury function was partially offset by increased interest rate sensitivity from changes in securitized loans and the retail banking portfolio across the divisions.

One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2015 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(1.3)	3.2	0.7	0.0	0.7	3.3
2014 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(2.4)	4.6	1.9	(0.1)	0.6	4.6
Interest rate risk on banking book positions is also assessed using other measures including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves. In 2015, we revised the calculation method by removing the cap on downward changes and now apply the full -100 basis point and -200 basis point moves in the yield curves. We have restated prior-period balances for this change in the calculation method. The net impact of this change on the -200 basis point move in total sensitivity was an increase of CHF 175 million as of December 31, 2014.
Interest rate sensitivity – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2015 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 basis points	(241)	599	110	18	128	614
+100 basis points	(124)	309	58	5	65	313
–100 basis points	130	(327)	(64)	3	(69)	(327)
–200 basis points	266	(674)	(133)	13	(138)	(666)
2014 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 basis points	(431)	906	380	(181)	112	786
+100 basis points	(239)	457	189	(49)	57	415
–100 basis points	264	(466)	(193)	(35)	(60)	(490)
–200 basis points	542	(943)	(396)	(152)	(121)	(1,070)
Prior-period balances have been restated for a change in the calculation method in order to show meaningful trends.
As of December 31, 2015, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 0.7 billion compared to a loss of CHF 1.1 billion as of December 31, 2014. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2015 and 2014, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a one-year holding period at a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of interest rate risk in the banking book.
Development of banking book equity risks
Our equity portfolios of the banking book include positions in private equity, hedge funds, strategic investments and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 464 million in the value of the banking book portfolio as of December 31, 2015, compared to a decrease of CHF 498 million as of December 31, 2014.
Development of banking book commodity risks
Our commodity portfolios of the banking book include mainly precious metals such as gold, platinum and silver. Commodity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would have been a decrease of CHF 0.1 million and CHF 0.2 million in the value of the banking book portfolio as of December 31, 2015 and 2014, respectively.
Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2015, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 1.1 million gain on the overall derivatives position in the investment banking businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 16.9 million gain as of December 31, 2015.
Credit risk review
Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. For regulatory capital purposes, credit risk comprises several regulatory categories where credit risk measurement and related regulatory capital requirements are subject to different measurement approaches under the Basel framework. The majority of our credit risk exposure is included in the regulatory category “credit risk by asset class”. Other regulatory credit risk categories include credit valuation adjustment risk, securitization risk in the banking book and equity type securities in the banking book. Further details on these regulatory credit risk categories are available in our disclosures required under Pillar 3 of the Basel framework related to risk, which is available on our website at www.credit-suisse.com/pillar3.
Credit risk by asset class – gross credit exposure
For regulatory purposes, we categorize our exposures into asset classes with different underlying risk characteristics such as type of counterparty, size of exposure and type of collateral. This asset class categorization is driven by the Basel framework.
The following table presents the description of credit risk by asset class under the Basel framework (grouped as either institutional or retail) and the related regulatory measurement approaches applied.
Credit risk – asset classes
Asset class	Description	Regulatory measurement approaches

Institutional credit risk
Sovereigns	Exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Other institutions	Exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Banks	Exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.	PD/LGD for most portfolios Supervisory risk weights for unsettled trades Standardized for banking book treasury liquidity positions and other assets
Corporates	Exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income-producing real estate or commodities finance).	PD/LGD for most portfolios Supervisory risk weights for investment banking specialized lending exposures Standardized for banking book treasury liquidity positions and other assets

Retail credit risk
Residential mortgages	Includes exposures secured by residential real estate collateral occupied or let by the borrower.	PD/LGD
Qualifying revolving retail	Includes credit card receivables and overdrafts.	PD/LGD
Other retail	Includes loans collateralized by securities, consumer loans, leasing and small business exposures.	PD/LGD Standardized for other assets

Other credit risk
Other exposures	Includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the standardized approach into any other asset class.	Standardized

The following table presents our gross credit exposure for “credit risk by asset class”, our most significant regulatory credit risk category under the Basel framework, broken down by major types of exposure.
Gross credit exposures by type
end of	2015	2014
Gross credit exposure (CHF million)
Loans, deposits with banks and other assets [1]	376,594	361,177
Guarantees and commitments	69,432	61,297
Securities financing transactions	31,046	35,131
Derivatives	53,735	63,968
Total gross credit exposure	530,807	521,573
of which measured under the PD/LGD approach	503,065	502,228
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
For the regulatory credit risk category “credit risk by asset class” under the Basel framework, the following table presents gross credit exposure for portfolios that are measured under the regulatory >>>PD/>>>LGD approach.
Gross credit exposure by asset class – portfolios measured under the PD/LGD approach
end of	2015	2014
Gross credit exposure (CHF million) [1]
Sovereigns	88,206	77,037
Other institutions	1,752	2,381
Banks	35,579	38,062
Corporates	195,117	204,277
Total institutional	320,654	321,757
Residential mortgage	102,020	101,350
Qualifying revolving retail	876	672
Other retail	79,515	78,449
Total retail	182,411	180,471
Total gross credit exposure	503,065	502,228
1
Gross credit exposures are shown post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

The following tables presents the credit quality of institutional and retail credit portfolios that are measured under the PD/LGD approach.
Institutional credit exposure by counterparty rating under the PD/LGD approach
end of	2015			2014
	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Undrawn commit- ments (CHF million)	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Undrawn commit- ments (CHF million)
Sovereigns
AAA	46,768	3.22	22	33,353	5.56	21
AA	33,718	6.33	221	36,154	6.36	137
A	3,063	10.84	–	1,185	38.52	–
BBB	3,065	41.51	–	5,349	44.82	2
BB	1,257	48.79	–	711	26.91	–
B or lower	335	41.40	2	281	42.48	–
Default (net of specific provisions)	–	–	–	4	–	–
Total credit exposure	88,206	–	245	77,037	–	160
Other institutions
AAA	–	–	–	–	–	–
AA	973	44.02	204	1,538	45.21	227
A	259	42.50	44	174	40.42	39
BBB	482	44.86	96	536	43.41	101
BB	5	42.28	–	47	43.73	6
B or lower	33	12.19	4	86	27.37	4
Default (net of specific provisions)	0	–	–	–	–	–
Total credit exposure	1,752	–	348	2,381	–	377
Banks
AAA	–	–	–	–	–	–
AA	7,543	51.68	761	7,577	51.00	930
A	19,850	53.16	2,578	20,779	51.76	2,599
BBB	5,079	46.30	312	6,603	45.39	278
BB	2,641	51.47	50	2,364	49.70	74
B or lower	397	50.94	19	587	40.17	46
Default (net of specific provisions)	69	–	11	152	–	–
Total credit exposure	35,579	–	3,731	38,062	–	3,927
Corporates
AAA	–	–	–	–	–	–
AA	39,447	46.01	7,993	46,771	48.29	8,522
A	38,437	46.28	11,804	46,692	38.79	10,783
BBB	49,490	37.12	12,196	49,069	35.93	10,280
BB	48,931	32.73	10,620	43,584	33.60	6,515
B or lower	17,015	27.17	5,625	17,312	30.47	6,181
Default (net of specific provisions)	1,797	–	81	849	–	20
Total credit exposure	195,117	–	48,319	204,277	–	42,301
Total institutional credit exposure	320,654	–	52,643	321,757	–	46,765

Retail credit exposure by expected loss band under the PD/LGD approach
end of	2015			2014
	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Undrawn commit- ments (CHF million)	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Undrawn commit- ments (CHF million)
Residential mortgages
0.00%–0.15%	96,708	15.30	1,222	95,468	15.74	1,298
0.15%–0.30%	3,232	23.28	77	3,695	28.75	102
0.30%–1.00%	1,728	23.56	15	1,820	28.97	26
1.00% and above	129	22.45	–	148	24.98	–
Defaulted (net of specific provisions)	223	–	3	219	–	1
Total credit exposure	102,020	–	1,317	101,350	–	1,427
Qualifying revolving retail
0.00%–0.15%	–	–	–	–	–	–
0.15%–0.30%	–	–	–	–	–	–
0.30%–1.00%	769	50.00	–	491	50.00	–
1.00% and above	106	20.00	–	180	20.00	–
Defaulted (net of specific provisions)	1	–	–	1	–	–
Total credit exposure	876	–	–	672	–	–
Other retail
0.00%–0.15%	68,647	55.15	1,239	72,559	53.58	1,192
0.15%–0.30%	2,271	62.87	45	924	60.79	73
0.30%–1.00%	3,786	46.27	90	2,406	44.30	73
1.00% and above	4,444	57.99	45	2,407	46.39	48
Defaulted (net of specific provisions)	367	–	2	153	–	3
Total credit exposure	79,515	–	1,421	78,449	–	1,389
Total retail credit exposure	182,411	–	2,738	180,471	–	2,816
Loans and irrevocable loan commitments
The following table provides an overview of loans and irrevocable loan commitments by division in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented in the tables above.
Loans and irrevocable loan commitments
end of	2015	2014	% change
Loans and irrevocable loan commitments (CHF million)
Gross loans	274,006	273,421	0
Irrevocable loan commitments	137,653	120,290	14
Total loans and irrevocable loan commitments	411,659	393,711	5
of which Swiss Universal Bank	173,317	173,798	0
of which International Wealth Management	43,592	42,291	3
of which Asia Pacific	39,101	35,558	10
of which Global Markets	66,721	51,722	29
of which Investment Banking & Capital Markets	72,529	71,852	1
of which Strategic Resolution Unit	16,399	18,490	(11)
Loans held-for-sale and traded loans
As of December 31, 2015 and 2014, loans held-for-sale included CHF 258 million and CHF 343 million, respectively, of US subprime residential mortgages from consolidated variable interest entities (VIE) and CHF 91 million and CHF 1,282 million, respectively, of low-grade European residential mortgages from consolidated VIEs. Traded loans included US subprime residential mortgages of CHF 1,118 million and CHF 1,299 million as of December 31, 2015 and 2014, respectively.

Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division. The carrying values of loans and related allowance for loan losses are presented in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented above.
Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
2015 (CHF million)
Mortgages	97,529		3,994		1,039	0	0	602	103,164
Loans collateralized by securities	7,775		16,762		11,167	0	554	1,688	37,946
Consumer finance	2,971		433		29	28	1	304	3,766
Consumer	108,275		21,189		12,235	28	555	2,594	144,876
Real estate	23,510		858		329	385	779	590	26,451
Commercial and industrial loans	27,670		16,262		21,189	2,597	6,979	3,070	77,767
Financial institutions	4,097		1,279		1,654	9,743	1,835	2,726	21,334
Governments and public institutions	842		63		593	694	0	1,386	3,578
Corporate & institutional	56,119	[1]	18,462	[2]	23,765	13,419	9,593	7,772	129,130
Gross loans	164,394		39,651		36,000	13,447	10,148	10,366	274,006
of which held at fair value	81		202		4,724	5,237	4,832	5,744	20,820
Net (unearned income) / deferred expenses	0		(78)		(26)	(29)	(12)	0	(145)
Allowance for loan losses [3]	(482)		(109)		(61)	(33)	(29)	(152)	(866)
Net loans	163,912		39,464		35,913	13,385	10,107	10,214	272,995
2014 (CHF million)
Mortgages	93,499		3,571		849	0	0	883	98,802
Loans collateralized by securities	7,842		17,654		10,485	0	701	3,136	39,818
Consumer finance	3,406		433		20	39	0	425	4,323
Consumer	104,747		21,658		11,354	39	701	4,444	142,943
Real estate	25,497		803		423	677	685	1,113	29,198
Commercial and industrial loans	27,928		14,747		18,861	2,106	6,708	4,696	75,046
Financial institutions	6,053		1,546		2,050	8,437	1,415	2,842	22,343
Governments and public institutions	1,031		100		312	581	247	1,620	3,891
Corporate & institutional	60,509	[1]	17,196	[2]	21,646	11,801	9,055	10,271	130,478
Gross loans	165,256		38,854		33,000	11,840	9,756	14,715	273,421
of which held at fair value	202		206		4,609	7,010	4,859	6,027	22,913
Net (unearned income) / deferred expenses	22		(91)		(27)	(7)	(8)	(1)	(112)
Allowance for loan losses [3]	(523)		(61)		(21)	(34)	(25)	(94)	(758)
Net loans	164,755		38,702		32,952	11,799	9,723	14,620	272,551
1
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 44,007 million and CHF 45,358 million as of December 31, 2015 and 2014, respectively.

2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 15,763 million and CHF 14,766 million as of December 31, 2015 and 2014, respectively.

3 Allowance for loan losses are only based on loans which are not carried at fair value.

Compared to December 31, 2014, gross loans were stable at CHF 274.0 billion, as higher residential mortgages and commercial and industrial loans were offset by lower loans to the real estate sector, loans collateralized by securities and loans to financial institutions. The net increase of CHF 4.4 billion in residential mortgages was largely driven by higher lending in Swiss Universal Bank. Commercial and industrial loans increased CHF 2.7 billion primarily in Asia Pacific and International Wealth Management, partially offset by a decrease in the Strategic Resolution Unit. Loans to the real estate sector decreased CHF 2.7 billion, driven by decreases in Swiss Universal Bank and the Strategic Resolution Unit. A net decrease of CHF 1.9 billion in loans collateralized by securities was mainly driven by decreases in the Strategic Resolution Unit and International Wealth Management, partially offset by increased lending in Asia Pacific. Loans to financial institutions decreased CHF 1.0 billion, primarily reflecting a decrease in Swiss Universal Bank, partially offset by an increase in Global Markets. The euro translation impact on gross loans was slightly negative, mainly in our private banking, corporate and institutional businesses based in Switzerland and Europe. On a divisional level, increases in gross loans of CHF 3.0 billion and CHF 1.6 billion in Asia Pacific and Global Markets, respectively, were largely offset by a decrease of CHF 4.3 billion in the Strategic Resolution Unit. All other divisions were stable compared to December 31, 2014.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.
As of December 31, 2015, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 102.3 billion had an LTV ratio equal or lower than 80%. As of December 31, 2014, 96% of the corresponding loan portfolio of CHF 99.6 billion had an LTV ratio equal or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2015 and 2014, the average LTV ratio was equal or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
2015 (CHF million)
Non-performing loans	414	92	207	55	87	128	983
Non-interest-earning loans	201	33	3	0	0	35	272
Total non-performing and non-interest-earning loans	615	125	210	55	87	163	1,255
Restructured loans	50	59	10	0	11	152	282
Potential problem loans	155	125	23	9	30	94	436
Total other impaired loans	205	184	33	9	41	246	718
Gross impaired loans [1]	820	309	243	64	128	409	1,973
of which loans with a specific allowance	753	206	241	64	21	325	1,610
of which loans without a specific allowance	67	103	2	0	107	84	363
2014 (CHF million)
Non-performing loans	446	83	11	66	0	147	753
Non-interest-earning loans	227	27	1	0	0	24	279
Total non-performing and non-interest-earning loans	673	110	12	66	0	171	1,032
Restructured loans	33	1	1	0	3	133	171
Potential problem loans	104	29	7	9	0	38	187
Total other impaired loans	137	30	8	9	3	171	358
Gross impaired loans [1]	810	140	20	75	3	342	1,390
of which loans with a specific allowance	762	102	20	69	3	341	1,297
of which loans without a specific allowance	48	38	0	6	0	1	93
1 Impaired loans are only based on loans which are not carried at fair value.
Impaired loans and allowance for loan losses
Compared to December 31, 2014, gross impaired loans increased CHF 0.6 billion to CHF 2.0 billion as of December 31, 2015, mainly driven by new potential problem loans, primarily in International Wealth Management, Swiss Universal Bank and the Strategic Resolution Unit and higher non-performing loans in Asia Pacific and Investment Banking & Capital Markets. These increases were partially offset by repayments, upgrades to performing loans, write-offs and the restructuring of non-performing and non-interest earning loans.
On a divisional level, the increase in gross impaired loans compared to December 31, 2014 was primarily driven by Asia Pacific, International Wealth Management and Investment Banking & Capital Markets. The increase in Asia Pacific reflected the weakness in Asian economies with share-backed loans adversely impacted as equity market volatility increased and stock prices dropped. In International Wealth Management, higher impaired loans were mainly related to new individual cases in ship finance and financial services. In Investment Banking & Capital Markets, higher impaired loans reflected the continuing decline of oil and natural gas prices during 2015, which caused borrowers in these industries to experience declines in revenue, hindering their ability to repay loans.
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.
Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
2015 (CHF million)
Allowance for loan losses at beginning of period [1]	523	61	21	34	25	94	758
Net movements recognized in statements of operations	111	51	34	(3)	2	100	295
Gross write-offs	(169)	(5)	(1)	(1)	(2)	(51)	(229)
Recoveries	16	2	1	3	3	3	28
Net write-offs	(153)	(3)	0	2	1	(48)	(201)
Provisions for interest	3	1	5	0	1	8	18
Foreign currency translation impact and other adjustments, net	(2)	(1)	1	0	0	(2)	(4)
Allowance for loan losses at end of period [1]	482	109	61	33	29	152	866
of which individually evaluated for impairment	349	77	49	21	7	147	650
of which collectively evaluated for impairment	133	32	12	12	22	5	216
2014 (CHF million)
Allowance for loan losses at beginning of period [1]	551	54	64	50	18	132	869
Net movements recognized in statements of operations	100	12	9	(5)	1	28	145
Gross write-offs	(152)	(8)	(64)	(19)	(1)	(105)	(349)
Recoveries	15	1	0	3	2	20	41
Net write-offs	(137)	(7)	(64)	(16)	1	(85)	(308)
Provisions for interest	(3)	1	10	0	1	11	20
Foreign currency translation impact and other adjustments, net	12	1	2	5	4	8	32
Allowance for loan losses at end of period [1]	523	61	21	34	25	94	758
of which individually evaluated for impairment	388	32	7	20	1	92	540
of which collectively evaluated for impairment	135	29	14	14	24	2	218
1 Allowance for loan losses are only based on loans which are not carried at fair value.

The following tables provide an overview of changes in impaired loans and related allowance for loan losses by loan portfolio segment for 2015 and 2014.
Gross impaired loans by loan portfolio segment
	2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Gross impaired loans (CHF million)
Balance at beginning of period	582	808	1,390	569	920	1,489
New impaired loans	493	1,093	1,586	359	331	690
Increase in existing impaired loans	21	41	62	32	69	101
Reclassifications to performing loans	(167)	(127)	(294)	(93)	(4)	(97)
Repayments [1]	(79)	(317)	(396)	(170)	(224)	(394)
Liquidation of collateral, insurance or guarantee payments	(86)	(46)	(132)	(37)	(85)	(122)
Sales [2]	0	(4)	(4)	(11)	(3)	(14)
Write-offs	(113)	(111)	(224)	(81)	(238)	(319)
Foreign currency translation impact and other adjustments, net	(4)	(11)	(15)	14	42	56
Balance at end of period	647	1,326	1,973	582	808	1,390
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.
Allowance for loan losses by loan portfolio segment
	2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	251	507	758	267	602	869
Net movements recognized in statements of operations	66	229	295	66	79	145
Gross write-offs	(118)	(111)	(229)	(108)	(241)	(349)
Recoveries	12	16	28	17	24	41
Net write-offs	(106)	(95)	(201)	(91)	(217)	(308)
Provisions for interest	6	12	18	1	19	20
Foreign currency translation impact and other adjustments, net	(1)	(3)	(4)	8	24	32
Balance at end of period	216	650	866	251	507	758
of which individually evaluated for impairment	170	480	650	202	338	540
of which collectively evaluated for impairment	46	170	216	49	169	218

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
2015 (%)
Total non-performing and non-interest-earning loans / Gross loans [1]	0.4	0.3	0.7	0.7	1.6	3.5	0.5
Gross impaired loans / Gross loans [1]	0.5	0.8	0.8	0.8	2.4	8.8	0.8
Allowance for loan losses / Gross loans [1,2]	0.3	0.3	0.2	0.4	0.5	3.3	0.3
Specific allowance for loan losses / Gross impaired loans [1,2]	42.6	24.9	20.2	32.8	5.5	35.9	32.9
2014 (%)
Total non-performing and non-interest-earning loans / Gross loans [1]	0.4	0.3	0.0	1.4	0.0	2.0	0.4
Gross impaired loans / Gross loans [1]	0.5	0.4	0.1	1.6	0.1	3.9	0.6
Allowance for loan losses / Gross loans [1,2]	0.3	0.2	0.1	0.7	0.5	1.1	0.3
Specific allowance for loan losses / Gross impaired loans [1,2]	47.9	22.9	35.0	26.7	33.3	26.9	38.8
1 Excludes loans carried at fair value.
2 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2015 was CHF 324 million, of which CHF 138 million was reported by Swiss Universal Bank, CHF 132 million by the Strategic Resolution Unit and CHF 35 million by Asia Pacific. The overall net increase in provision for credit losses of CHF 138 million from CHF 186 million in 2014 was mainly related to increases of CHF 99 million in the Strategic Resolution Unit and CHF 44 million in Swiss Universal Bank.
Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.
>>>Derivatives are either privately negotiated >>>OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and >>>credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.
The replacement values of derivative instruments correspond to their >>>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>Positive replacement values (PRV) constitute an asset, while >>>negative replacement values (NRV) constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
The following table illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable >>>netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us. The carrying values of derivatives are presented in accordance with generally accepted accounting standards in the US and are not comparable with the derivatives metrics presented in the regulatory credit risk exposure table “Credit risk by asset class – gross credit exposures by type”.

Derivative instruments by maturity
end of	2015				2014
due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
Derivative instruments (CHF billion)
Interest rate products	15.0	60.7	94.1	169.8	30.1	132.0	310.6	472.7
Foreign exchange products	30.6	18.9	10.4	59.9	52.6	24.8	12.0	89.4
Equity/index-related products	6.6	5.6	1.3	13.5	9.2	6.7	1.8	17.7
Credit derivatives	2.7	12.4	2.7	17.8	2.3	21.3	3.4	27.0
Other products [1]	0.8	0.9	1.4	3.1	4.0	3.6	1.7	9.3
OTC derivative instruments	55.7	98.5	109.9	264.1	98.2	188.4	329.5	616.1
Exchange-traded derivative instruments				9.6				13.4
Netting agreements [2]				(245.1)				(590.0)
Total derivative instruments				28.6				39.5
of which recorded in trading assets				28.4				38.0
of which recorded in other assets				0.2				1.5
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
Derivative instruments by counterparty credit rating
end of	2015	2014
Derivative instruments (CHF billion)
AAA	1.7	2.5
AA	6.4	9.1
A	7.5	9.2
BBB	8.8	11.8
BB or lower	3.6	5.1
OTC derivative instruments	28.0	37.7
Exchange-traded derivative instruments [1]	0.6	1.8
Total derivative instruments [1]	28.6	39.5
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
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.
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
As part of our global scenario framework, the counterparty credit risk stress testing framework measures counterparty exposure under scenarios calibrated to the 99th percentile for the worst one month and one year moves observed in the available history, as well as the absolutely worst weekly move observed in the same dataset. The scenario results are aggregated at the counterparty level for all our counterparties, including all European countries to which we have exposure. Furthermore, counterparty default scenarios are run where specific entities are set to default. In one of these scenarios, a European sovereign default is investigated. This scenario determines the maximum exposure that we have to this country in the event of its default and serves to identify those counterparties where exposure will rise substantially as a result of the modeled country defaulting.
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
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related >>>risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the >>>PRV of derivative instruments after consideration of legally enforceable >>>netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes >>>CDS and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for exposures of our private banking, corporate and institutional businesses to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
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
CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market >>>fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
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
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Portugal and Spain as of December 31, 2015 was EUR 3.7 billion, down from EUR 4.7 billion as of December 31, 2014. Our net exposure to these sovereigns was EUR 0.8 billion, up from EUR 0.5 billion as of December 31, 2014. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2015 included net exposure to financial institutions of EUR 3.7 billion and to corporates and other counterparties of EUR 1.3 billion, compared to EUR 2.9 billion and EUR 1.2 billion, respectively, as of December 31, 2014. In the second quarter of 2015, our gross credit risk exposure to Malta exceeded our quantitative reporting threshold of EUR 0.5 billion. On a gross basis, our risk-based credit risk exposure to Malta as of December 31, 2015 was EUR 0.5 billion, mostly related to corporates and other counterparties. On a net basis, our credit risk exposure to this country was EUR 4 million.
A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2014 through February 29, 2016, the sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased Cyprus’ rating from B+ to BB-, lowered Greece’s rating from B to B-, increased Ireland’s rating from A to A+, increased Portugal’s rating from BB to BB+ and increased Spain’s rating from BBB to BBB+. Fitch increased Cyprus’ rating from B- to B+, lowered Greece’s rating from B to CCC and increased Ireland’s rating from A- to A. Moody’s increased Cyprus’ rating from B3 to B1 and lowered Greece’s rating from CAA1 to CAA3. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2015		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	304	1	271		32	0		(102)		304	32
Corporates & other	102	0	2		100	0		0		102	100
Total	406	1	273		132	0		(102)		406	132
Cyprus (EUR million)
Sovereign	0	0	0		0	4		0		4	4
Financial institutions	8	0	8		0	0		0		8	0
Corporates & other	1,013	0	1,004		9	0		0		1,013	9
Total	1,021	0	1,012		9	4		0		1,025	13
Greece (EUR million)
Sovereign	0	0	0		0	19		18		19	19
Financial institutions	128	0	118		10	9		0		137	19
Corporates & other	1,375	0	1,355		20	26		(50)		1,401	46
Total	1,503	0	1,473		30	54		(32)		1,557	84
Ireland (EUR million)
Sovereign	0	0	0		0	8		11		8	8
Financial institutions	1,769	19	376		1,374	327		(76)		2,096	1,701
Corporates & other	1,111	112	852		147	11		(69)		1,122	158
Total	2,880	131	1,228		1,521	346		(134)		3,226	1,867
Italy (EUR million)
Sovereign	3,249	2,442	138		669	48		45		3,297	717
Financial institutions	1,458	0	836		622	73		(45)		1,531	695
Corporates & other	2,939	71	2,417		451	71		(166)		3,010	522
Total	7,646	2,513	3,391		1,742	192		(166)		7,838	1,934
Malta (EUR million)
Financial institutions	3	0	0		3	0		0		3	3
Corporates & other	542	0	541		1	0		0		542	1
Total	545	0	541		4	0		0		545	4
Portugal (EUR million)
Sovereign	0	0	0		0	19		25		19	19
Financial institutions	123	0	117		6	108		(7)		231	114
Corporates & other	192	0	108		84	16		(30)		208	100
Total	315	0	225		90	143		(12)		458	233
Spain (EUR million)
Sovereign	16	0	0		16	7		(38)		23	23
Financial institutions	1,629	3	750		876	246		(218)		1,875	1,122
Corporates & other	1,677	20	1,348		309	37		(173)		1,714	346
Total	3,322	23	2,098		1,201	290		(429)		3,612	1,491
Total (EUR million)
Sovereign	3,569	2,443	409		717	105		(41)		3,674	822
Financial institutions	5,118	22	2,205		2,891	763		(346)		5,881	3,654
Corporates & other	8,951	203	7,627		1,121	161		(488)		9,112	1,282
Total	17,638	2,668	10,241		4,729	1,029		(875)		18,667	5,758
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet, off-balance sheet and other contractual obligations
During 2015, we decreased total assets and total liabilities by 11%, reflecting a decrease in operating activities and the foreign exchange translation impact. As of the end of 2015, total assets were CHF 820.8 billion, total liabilities were CHF 775.8 billion and total equity was CHF 45.0 billion.
Balance sheet summary
	end of			% change
	2015	2014	2013	15 / 14	14 / 13
Assets (CHF million)
Cash and due from banks	92,328	79,349	68,692	16	16
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,049	163,208	160,022	(25)	2
Trading assets	190,737	241,131	229,413	(21)	5
Net loans	272,995	272,551	247,054	0	10
Brokerage receivables	34,542	41,629	52,045	(17)	(20)
All other assets	107,154	123,594	115,580	(13)	7
Total assets	820,805	921,462	872,806	(11)	6
Liabilities and equity (CHF million)
Due to banks	21,054	26,009	23,108	(19)	13
Customer deposits	342,705	369,058	333,089	(7)	11
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	70,119	94,032	(34)	(25)
Trading liabilities	48,971	72,655	76,635	(33)	(5)
Long-term debt	197,608	177,898	130,042	11	37
Brokerage payables	39,452	56,977	73,154	(31)	(22)
All other liabilities	79,399	103,745	95,580	(23)	9
Total liabilities	775,787	876,461	825,640	(11)	6
Total shareholders' equity	44,382	43,959	42,164	1	4
Noncontrolling interests	636	1,042	5,002	(39)	(79)
Total equity	45,018	45,001	47,166	0	(5)
Total liabilities and equity	820,805	921,462	872,806	(11)	6

The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 820.8 billion as of the end of 2015, down CHF 100.7 billion, or 11%, from the end of 2014. Excluding the foreign exchange translation impact, total assets decreased CHF 93.8 billion.
In Swiss francs, trading assets decreased CHF 50.4 billion, or 21%, reflecting decreases in equity securities, debt securities, derivative instruments and foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 40.2 billion, or 25%, mainly driven by a decrease in reverse repurchase balances with customers, a decrease in cash collateral to customers and banks as well as the foreign exchange translation impact. A decrease of CHF 7.1 billion, or 17%, in brokerage receivables was mainly due to lower margin lending balances, decrease in open trade receivables balances with bank and customer counterparties and a decrease in futures margin receivables balances. Cash and due from banks increased CHF 13.0 billion, or 16%, driven mainly by higher cash balances with the Fed and the SNB. Net loans were stable. All other assets decreased CHF 16.4 billion, or 13%, including decreases of CHF 12.5 billion, or 18%, in other assets, decreases of CHF 3.8 billion, or 44%, in goodwill and decreases of CHF 1.6 billion, or 18%, in other investments, partially offset by an increase of CHF 1.7 billion, or 6%, in securities received as collateral.
Total liabilities were CHF 775.8 billion as of the end of 2015, down CHF 100.7 billion, or 11%, from the end of 2014. Excluding the foreign exchange translation impact, total liabilities decreased CHF 96.2 billion.
In Swiss francs, customer deposits decreased CHF 26.4 billion, or 7%, primarily due to a decrease in certificates of deposits, lower current and corporate accounts with international institutional, corporate and private clients, lower custody accounts and cash deposits related to Swiss institutional and public clients as well as the foreign exchange translation impact. Trading liabilities decreased CHF 23.7 billion, or 33%, reflecting a decrease in derivative instruments, short trading positions and the foreign exchange translation impact. A decrease of CHF 23.5 billion, or 34%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected decreases in >>>repurchase transactions with customers and banks. Brokerage payables decreased CHF 17.5 billion, or 31%, mainly due to lower margin lending customer counterparty balances, lower open cash trades and a decrease in futures margin lending payables. Due to banks decreased CHF 5.0 billion, or 19%, primarily due to a decrease in time and demand deposits. Long-term debt increased CHF 19.7 billion, or 11%, primarily reflecting issuances of senior debt, partially offset by maturities of senior debt and the foreign exchange translation impact. All other liabilities decreased CHF 24.3 billion, or 23%, including decreases of CHF 17.3 billion, or 67%, in short-term borrowings and CHF 8.7 billion, or 17%, in other liabilities, partially offset by an increase of CHF 1.7 billion, or 6%, in obligation to return securities received as collateral.
> Refer to “Liquidity and funding management” and “Capital management” for more information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
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
The replacement values of derivative instruments correspond to their >>>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>PRV constitute an asset, while >>>negative replacement values constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
> Refer to “Derivative instruments” in Risk management – Risk review and results – Credit risk review for further information.
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.
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
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 33 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group for further information.
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
As a normal part of our business, we engage in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>collateralized debt obligations, >>>CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs.
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
We issue subordinated and senior securities through SPEs that lend the proceeds to the Group.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 71.4 billion in 2015 to CHF 669.8 billion, primarily reflecting the decrease in customer deposits of CHF 26.4 billion to CHF 342.7 billion, the decrease in trading liabilities of CHF 23.7 billion to CHF 49.0 billion, the decrease in brokerage payables of CHF 17.5 billion to CHF 39.5 billion, the decrease in short-term borrowings of CHF 17.3 billion to CHF 8.7 billion, the decrease in due to banks of CHF 5.0 billion to CHF 21.1 billion, the decrease in contractual interest payments of CHF 0.8 billion to CHF 4.6 billion and the decrease in operating lease obligations CHF 0.4 billion to CHF 6.0 billion, partially offset by the increase in long-term debt of CHF 19.7 billion to CHF 197.6 billion.
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Contractual obligations and other commercial commitments
	2015						2014
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	19,297	1,455	27	275	21,054		26,009
Customer deposits	340,315	1,484	120	786	342,705		369,058
Short-term borrowings	8,657	0	0	0	8,657		25,921
Long-term debt [1]	22,338	60,557	41,157	73,556	197,608	[2]	177,898	[2]
Contractual interest payments [3]	1,345	2,027	262	925	4,559	[4]	5,346
Trading liabilities	48,971	0	0	0	48,971		72,655
Brokerage payables	39,452	0	0	0	39,452		56,977
Capital lease obligations	0	0	0	0	0		0
Operating lease obligations	564	1,065	941	3,461	6,031		6,476
Purchase obligations	422	300	62	4	788		840
Total obligations [5]	481,361	66,888	42,569	79,007	669,825		741,180
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 25 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 14,826 million and CHF 13,452 million as of December 31, 2015 and 2014, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 99,125 million, variable rate short-term borrowings of CHF 7,135 million, variable rate interest-bearing deposits and demand deposits of CHF 259,109 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 84,903 million and CHF 398 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 1,145 million and CHF 689 million as of December 31, 2015 and 2014, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 31 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

Corporate Governance and Compensation
Corporate Governance
Compensation
Report of the Independent Registered Public Accounting Firm

Corporate Governance
The Group’s corporate governance complies with internationally accepted standards. We are committed to safeguarding the interests of our stakeholders and recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group’s corporate governance and assists investors in their investment decisions.
Corporate Governance developments
The Group’s corporate governance underwent a number of important changes during 2015, the most significant being the appointment of new management and the restructuring of the Group’s businesses to align with the new strategy announced in October 2015. The key corporate governance developments for the Group in 2015 include:
– The appointment of new Chief Executive Officer (CEO) Tidjane Thiam effective July 1, 2015, followed by senior leadership changes within the Executive Board effective October 21, 2015;
– The establishment of five new business divisions (Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets) and the Strategic Resolution Unit to align with the new strategy announced in October 2015;
– The establishment of two new Executive Board roles: the role of Chief Operating Officer (responsibilities to include some of which were formerly within the Chief Financial Officer function) and the role of Chief Compliance and Regulatory Affairs Officer (responsibilities to include some of which were formerly integrated within the General Counsel function);
– The Extraordinary General Meeting (EGM) held on November 19, 2015, at which shareholders approved two capital raises resulting in combined gross proceeds of CHF 6 billion;
– The implementation of binding votes on compensation for the Board of Directors (Board) and the Executive Board at the 2015 Annual General Meeting (AGM) held on April 24, 2015, in compliance with the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance); shareholders approved the compensation of the Board and Executive Board at the AGM;
– The election of new Board member Seraina Maag at the 2015 AGM; with the election of Ms. Maag, three of the Group’s twelve Board members are female;
– The launch of a new Board advisory committee, the Innovation & Technology Committee, to advise on and further the Group’s ambitions to promote innovation and successfully leverage technological change;
– A change to the tenure limits for members of the Board to 12 years of service, from the previous tenure limit of 15 years; and
– Further progress on the implementation of the Group’s legal entity governance structure, including the formal incorporation of Credit Suisse (Schweiz) AG and the appointment of a newly constituted board for Credit Suisse Holdings (USA), Inc., the company which will serve as the Group’s intermediate holding company in the US, in line with regulatory requirements; the board now includes several non-executive board members and is chaired by Group Board member Richard E. Thornburgh.
> Refer to “Evolution of legal entity structure” in II – Operating and financial review – Credit Suisse for further information on our legal entity structure.
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. A key development during 2015 was the revised guidance of the >>>Basel Committee on Banking Supervision (BCBS) on the corporate governance principles for banks. The revised guidance emphasizes the importance of sound corporate governance and reinforces the collective oversight and risk governance responsibilities of the board of directors.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on risk governance.
Corporate Governance framework
The Group’s corporate governance framework consists of its governing bodies and its corporate governance policies and procedures, which define the competencies of the governing bodies and other corporate governance rules, as well as the practices to be followed throughout the Group, in line with Swiss corporate law and international best practice standards for corporate governance. The governing bodies of the Group are:
– The General Meeting of Shareholders;
– The Board of Directors;
– The Executive Board; and
– The independent auditors.
The shareholders elect the members of the Board and the independent auditors on an annual basis and approve required resolutions at the AGM, such as the consolidated financial statements, capital increases and Board and Executive Board compensation. The Board is responsible for the overall strategic direction, supervision and control of the Group and appoints the Executive Board. The Executive Board is responsible for the day-to-day operational management of the Group’s business and for developing and implementing business plans. The Group is engaged in the banking business and is structured into five business divisions – Swiss Universal Bank; International Wealth Management; Asia Pacific; Global Markets; and Investment Banking & Capital Markets – as well as the Strategic Resolution Unit. The divisions are supported by corporate functions that provide infrastructure and services and have internal control responsibilities.
The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions.
The corporate governance framework is depicted in the chart below. The duties and responsibilities of the governing bodies are described in further detail in the sections below.

## Corporate Governance Framework

Shareholders
Board of Directors
Chairman's & Governance Committee
Innovation & Technology Committee (advisory)[1]
Compensation Committee
Risk Committee
Audit Committee
Executive Board
Capital Allocation & Risk Committee (CARMC)
Valuation Risk Management Committee (VARMC)
Risk Processes & Standards Committee (RPSC)
Reputational Risk & Sustainability Committee (RRSC)
Divisions
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Functions
Finance
Operations, Technology & Services[2]
Risk
Compliance and Regulatory Affairs
General Counsel
Human Resources, Communications & Branding
Subsidiaries
Internal Audit
External Audit

[1] The Innovation & Technology Committee is a new advisory committee currently being established to advise the Board on matters of technology and innovation.

[2] The Chief Operating Officer (COO) oversees, among others, global operations, information technology and our centers of excellence.

The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, all of which are available on our website at www.credit-suisse.com/governance, and include:
– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of Credit Suisse Group AG (Group) are dated December 2, 2015, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014.
– Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our CEO and our principal financial and accounting officers and other persons performing similar functions. No waivers or exceptions are permissible under our Code of Conduct. Our Code of Conduct is available on our website at www.credit-suisse.com/code in ten languages.
– Organizational Guidelines and Regulations (OGR): define the organizational structure of the Group and the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.
– Board charter: outlines the organization and responsibilities of the Board. The Board charter is available on our website at: www.credit-suisse.com/boardcharter.
– Board committee charters: define the organization and responsibilities of the committees.
– Compensation policy: provides a foundation for the development of sound compensation plans and practices.

The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the Swiss Code of Obligations and the AoA. The Group’s and the Bank’s AoAs are available on our website at www.credit-suisse.com/articles.
Credit Suisse Group AG and Credit Suisse AG are registered companies in Switzerland. The Group’s shares are listed on the Swiss Exchange (SIX) stock exchange and – in the form of >>>American Depositary Shares (ADS) – on the New York Stock Exchange (NYSE). The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad. These and other company details are shown in the table below.
Company details
	Group	Bank
Legal name	Credit Suisse Group AG	Credit Suisse AG
Business purpose	Operate as a holding company	Operate as a bank
Registration details	Commercial register of the Canton of Zurich as of March 3, 1982; No. CHE-105.884.494	Commercial register of the Canton of Zurich as of April 27, 1883; No. CHE-106.831.974
Date incorporated, with unlimited duration	March 3, 1982	July 5, 1856
Registered office	Paradeplatz 8 8001 Zurich Switzerland	Paradeplatz 8 8001 Zurich Switzerland
Equity listing	Swiss Exchange (SIX) SIX number 1213853 NYSE in the form of ADS	–
Authorized representative in the US	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.
Code of Conduct
At Credit Suisse, we are convinced that our responsible approach to business is a decisive factor determining our long-term success. We therefore expect all of our employees and members of the Board to observe the professional standards and ethical values set out in our Code of Conduct, including our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking.
> Refer to “www.credit-suisse.com/code” for our Code of Conduct.
Corporate Responsibility
A responsible approach to business is a key factor determining our long-term success. For Credit Suisse, corporate responsibility is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to assume these responsibilities and to comply with the ethical values and professional standards set out in our Code of Conduct in every aspect of our work, including in our relationship with stakeholders. Our approach is based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy and society. This approach also reflects our commitment to protecting the environment. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report each year.
> Refer to “www.credit-suisse.com/responsibility” for our Corporate Responsibly Report.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2015 was CHF 78,295,170 divided into 1,957,379,244 shares, with a nominal value of CHF 0.04 per share. On November 19, 2015, the Group held an EGM, at which shareholders approved two capital increases: a first capital increase by way of a private placement of newly issued shares to a number of qualified investors; and a second capital increase by way of a rights offering. The capital increases together resulted in 318,983,898 newly issued shares and gross proceeds of CHF 6.0 billion.
> Refer to “Note 16 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27) for information on changes to our capital structure during the year.
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2015, 112,938 shareholders were registered in our share register with 1,145,776,989 shares, representing 59% of the total shares issued. The remaining 41% of shares are not registered in our share register. As of December 31, 2015, 47.8 million or 2.44%, of the issued shares were in the form of >>>ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2015.
Distribution of Group shares
end of	2015					2014
	Number of shareholders	%	Number of shares	%		Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	109,269	97	130,897,618	7		114,934	97	116,681,122	7
of which Switzerland	99,598	88	115,974,393	6		104,750	88	103,656,285	6
of which foreign	9,671	9	14,923,225	1		10,184	9	13,024,837	1
Institutional investors	3,669	3	1,014,879,371	52		3,825	3	865,210,954	54
of which Switzerland	3,160	3	208,903,959	11		3,332	3	156,025,204	10
of which foreign [1]	509	0	805,975,412	41		493	0	709,185,750	44
Shares registered in share register	112,938	100	1,145,776,989	59		118,759	100	981,892,076	61
of which Switzerland	102,758	91	324,878,352	17		108,082	91	259,681,489	16
of which Europe	9,169	8	552,781,065	28		9,664	8	494,318,812	31
of which US 1	173	0	244,415,078	12	[1]	151	0	205,229,688	13
of which other	838	1	23,702,494	1		862	1	22,662,087	1
Shares not registered in share register	–	–	811,602,255	41		–	–	625,276,871	39
Total shares issued	–	–	1,957,379,244	100		–	–	1,607,168,947	100
1 Includes shares issued in the form of ADS.
Distribution of institutional investors in share register by industry
end of	2015				2014
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	25	0	1,547,448	0	28	0	1,560,911	0
Insurance companies	93	0	10,273,200	1	100	0	7,475,049	0
Pension funds	568	1	46,680,254	2	602	1	39,265,226	2
Investment trusts	399	0	161,850,174	8	353	0	119,401,124	7
Other trusts	646	1	6,883,152	0	671	1	5,920,253	0
Governmental institutions	34	0	636,040	0	32	0	7,176,248	0
Other [1]	1,755	2	121,339,051	6	1,880	2	103,333,438	6
Direct entries	3,520	3	349,209,319	18	3,666	3	284,132,249	18
Fiduciary holdings	149	0	665,670,052	34	159	0	581,078,705	36
Total institutional investors	3,669	3	1,014,879,371	52	3,825	3	865,210,954	54
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.

Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2015 was comprised of over 80% institutional investors, with almost half in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
Shareholder engagement
The Group engages regularly with its shareholders and proxy advisors. The purpose of such engagements is to understand the perspectives of its shareholders, exchange views about the Group’s strategy, financial performance, corporate governance and compensation and other matters of importance to the Group or its shareholders. Shareholder engagement meetings may be attended by the Chairman, the Compensation Committee Chairman, the CEO, CFO and other members of the Board or senior management. The responsibility for shareholder engagement is with our Investor Relations department. The Group aims to ensure that all shareholders receive the relevant information they need to keep abreast of current Group developments and make informed decisions.
Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries. All Group shareholders registered in our share register receive an invitation to our AGM, including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter and may elect to receive the quarterly reports on our financial performance. All of these reports and other information can be accessed on our website at www.credit-suisse.com/investors.
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
The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2015, our holdings amounted to 3.06% purchase positions (0.71% registered shares and 2.35% share acquisition rights) and 26.19% sales positions (disposal rights).

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %
December 31, 2015 or the most recent notification date
Norges Bank	February 12, 2016		98.5	5.03		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	December 10, 2015		97.5	4.98		13.59	[2]
The Olayan Group (registered entity – Crescent Holding GmbH)	December 2, 2015		84.0	4.95		6.40	[3]
Harris Associates L.P.	November 9, 2013	[4]	81.5	5.17		–
Franklin Resources, Inc.	February 25, 2016		69.0	3.52		–
Dodge & Cox	December 19, 2012	[5]	63.5	4.96		–
Capital Group Companies, Inc.	April 21, 2015		48.4	3.01		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
December 31, 2014 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013		88.5	6.70		7.99
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013		82.0	5.20		16.53
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Norges Bank	June 19, 2014		80.0	5.01		–
Franklin Resources, Inc.	February 25, 2015		67.5	4.20		–
Dodge & Cox	December 19, 2012		63.5	4.96		–
Capital Group Companies, Inc.	January 14, 2015		47.8	2.98		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
December 31, 2013 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013		88.5	6.70		7.99
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013		82.0	5.20		16.53
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Dodge & Cox	December 19, 2012		63.5	4.96		–
Franklin Resources, Inc.	March 12, 2014		57.6	3.61		–
Norges Bank	April 5, 2013		39.8	3.01		1.64
Capital Group Companies, Inc.	January 22, 2013		39.4	3.07		0.96
BlackRock Inc.	January 25, 2013		38.6	3.01		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares following the date of the disclosure notification, such as the issuance of 318,983,898 new shares in connection with the 2015 capital increases.

2
Consists of 13.59% purchase rights relating to Qatar Holding LLC's holdings of USD 1.72 billion 9.5% tier 1 capital instruments and CHF 2.5 billion 9.0% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements.

3
Consists of 6.34% purchase rights relating to The Olayan Group's holdings of USD 1.725 billion 9.5% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.06% from short put options.

4
Harris Associates L.P.’s position includes the reportable position (4.21% shareholding) of Harris Associates Investment Trust, which is managed by Harris Associates L.P., as published by the SIX on November 26, 2014.

5 Dodge & Cox’s position includes the reportable position (3.03% shareholding) of Dodge & Cox International Stock Fund, which is managed by Dodge & Cox, as published by the SIX on June 11, 2014.
Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders. The following information summarizes certain shareholder rights at the Group.
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
To execute voting rights, shares need to be registered in the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form with the depository bank. The registration of shares in the share register may be requested at any time. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. However, each shareholder, whether registered in the share register or not, receives dividends or other distributions approved at the AGM. Transfer restrictions apply regardless of the way and the form in which the registered shares are kept in the accounts and regardless of the provisions applicable to transfers. The transfer of intermediated securities based on Group shares, and the pledging of these intermediated securities as collateral, is based on the provisions of the Swiss Federal Intermediated Securities Act. Transfer or pledging as collateral by means of written assignment are not permitted.
Annual General Meeting
We encourage shareholders to participate at our AGM. Under Swiss law, the AGM must be held within six months of the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Gazette of Commerce at least 20 days prior to the AGM.
Shares only qualify for voting at an AGM if they are registered in the share register with voting rights no later than three days prior to the AGM.
Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ prior notice. The Board is further required to convene an EGM if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an EGM must be submitted in writing to the Board, and, at the same time, Group shares representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the EGM.
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
Quorum requirements
The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy, except as discussed below. Resolutions and elections generally require the approval of a majority of the votes represented at the meeting, except as otherwise provided by mandatory provisions of law or by the AoA.
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
– discharge of the acts of the members of the Board and Executive Board; and
– determination of the appropriation of retained earnings.
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

Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submitted the compensation report (contained in the Corporate Governance and Compensation section of the Annual Report) for a consultative vote by shareholders at the 2015 AGM. In accordance with the Compensation Ordinance, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2016 AGM:
– For the Board: a maximum aggregate amount of compensation to be paid to members of the Board for the period from the 2016 to the 2017 AGM;
– For the Executive Board: an aggregate amount of variable compensation in the form of short-term incentive awards to be awarded to Executive Board members for the 2015 financial year;
– For the Executive Board: a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2016 to the 2017 AGM; and
– For the Executive Board: a maximum aggregate amount of variable compensation in the form of long-term incentive awards to be granted to Executive Board members for the 2016 financial year.
In line with current practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to “Board compensation proposed for approval at the 2016 AGM” and “Executive Board compensation proposed for approval at the 2016 AGM” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for further information on the binding vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2015 AGM granted discharge to the members of the Board and the Executive Board for the 2014 financial year.
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
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 331⁄3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA). If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.
Clauses on changes in control
To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. Subject to certain provisions in the Group’s employee compensation plans, which allow for the Compensation Committee or Board to determine the treatment of outstanding awards for all employees, including the Executive Board members, in the case of a change in control, there are no provisions that require the payment of extraordinary benefits in the agreements and plans benefiting members of the Board and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change in control of the Group.
> Refer to “Contract lengths, termination and change in control provision” in Compensation – Executive Board compensation for further information on the clauses on changes in control.
Borrowing and raising funds
Neither Swiss law nor our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of our Board, with no shareholders’ resolution required.
Liquidation
Under Swiss law and our AoA, the Group may be dissolved at any time by a shareholders’ resolution which must be passed by:
– a supermajority of at least three-quarters of the votes cast at the meeting in the event the Group were to be dissolved by way of liquidation; and
– a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other cases.
Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 12 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. Board members are elected at the AGM by our shareholders individually for a period of one year and are eligible for re-election. Shareholders will also elect a member of the Board as the Chairman and each of the members of the Compensation Committee for a period of one year. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Members of the Board shall generally retire after having served on the Board for 12 years (previously 15 years).
An overview of the Board and the committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.
Members of the Board and Board committees
	Board member since	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
December 31, 2015
Urs Rohner, Chairman	2009	Independent	Chairman	–	–	–
Jassim Bin Hamad J.J. Al Thani	2010	Not independent	–	–	–	–
Iris Bohnet	2012	Independent	–	–	Member	–
Noreen Doyle, Vice-Chair, Lead Independent Director	2004	Independent	Member	Member	–	–
Andreas N. Koopmann	2009	Independent	–	–	Member	Member
Jean Lanier	2005	Independent	Member		Chairman	–
Seraina Maag	2015	Independent	–	Member	–	–
Kai S. Nargolwala	2013	Independent	–	–	Member	Member
Severin Schwan	2014	Independent	–	–	–	Member
Richard E. Thornburgh, Vice-Chair	2006	Independent	Member	Member	–	Chairman
Sebastian Thrun	2014	Independent	–	–	–	Member
John Tiner	2009	Independent	Member	Chairman	–	Member
Board changes
Jean-Daniel Gerber and Anton van Rossum stepped down from the Board at the 2015 AGM and Seraina Maag was elected as a new member of the Board. At the 2016 AGM on April 29, 2016, Sebastian Thrun will not stand for re-election to the Board. Mr. Thrun has been appointed as a senior advisor to the newly established fintech innovation factory “Credit Suisse Labs” and will continue to chair the new Innovation & Technology Committee. The Board proposes that all other current members of the Board be re-elected to the Board at the 2016 AGM, proposes the re-election of Urs Rohner as Chairman and proposes Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala as members of the Compensation Committee. The Board also proposes the election of Alexander Gut and Joaquin J. Ribeiro to the Board. Mr. Gut is the managing partner at his own corporate finance advisory firm and a director at several Swiss companies. Mr. Ribeiro is currently the vice-chairman of Deloitte LLP (USA) and chairman of Deloitte’s Global Financial Services Industry practice.
Board composition and succession planning
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the OGR. The Chairman’s and Governance Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Chairman’s and Governance Committee takes into account independence, diversity, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Chairman’s and Governance Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group.
> Refer to “Mandates” for further information.
The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad or having held leading positions in government, academia and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure.

To maintain a high degree of diversity and independence in the future, we have a succession planning process in place to identify potential candidates for the Board at an early stage. With this, we are well prepared when Board members rotate off the Board. Besides more formal criteria consistent with legal and regulatory requirements and the Swiss Code of Best Practice for Corporate Governance, we believe that other aspects including team dynamics and personal reputation of Board members play a critical role in ensuring the effective functioning of the Board. This is why we place the utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.
New members
Any newly appointed member is required to participate in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters relating to the governance of the Group. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask a specialist within the Group to speak about a specific topic to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.
Meetings
In 2015, the Board held six meetings in person and four additional meetings. In addition, the Board held a two-day strategy session.
All members of the Board are expected to spend the necessary time outside of these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management present. Minutes are kept of the proceedings and resolutions of the Board.
From time to time, the Board may take certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
Meeting attendance
	Board of Directors	[1]	Chairman's and Governance Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Risk Committee	[5]
in 2015
Total number of meetings held	10		22		18		14		6
Number of members who missed no meetings	10		4		3		2		6
Number of members who missed one meeting	2		1		2		1		1
Number of members who missed two or more meetings	1		0		1		1		0
Meeting attendance, in %	93		98		92		95		97
1 The Board consisted of 13 and 12 members as of the beginning of the year and the end of the year, respectively, with 1 member joining the Board and 2 members leaving the Board as of the 2015 AGM.
2
The Chairman's and Governance Committee consisted of five members as of the beginning and the end of the year. Meeting attendance was approximated in this case, due to some meetings of the Chairman's and Governance Committee being called on an ad hoc basis, for which no attendance was taken.

3 The Audit Committee consisted of five members as of the beginning of the year and four members at the end of the year.
4 The Compensation Committee consisted of four members as of the beginning and the end of the year.
5 The Risk Committee consisted of seven members as of the beginning of the year and six members at the end of the year.
Mandates
Our Board members and Executive Board members may assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. The Compensation Ordinance sets out that companies must include provisions in their articles of association to define the activities that fall within the scope of a mandate and set limits on the number of mandates that board members and executive management may hold. According to the Group’s AoA, mandates include activities in the most senior executive and management bodies of listed companies and all other legal entities that are obliged to obtain an entry in the Swiss commercial register or a corresponding foreign register.
Board mandates are limited as follows:
– Each member of the Board may assume no more than four other mandates in listed companies; and
– Each member of the Board may assume no more than five mandates in other legal entities, including private non-listed companies.
Executive Board mandates are limited as follows:
– Each member of the Executive Board may assume no more than one other mandate in a listed company; and
– Each member of the Executive Board may assume no more than two other mandates in other legal entities.
The following mandates are exempt from this restriction:
– mandates in legal entities controlled by the Group, such as subsidiary boards;
– mandates in legal entities that are exercised on behalf of the Group, such as business and industry associations; and
– honorary mandates in charitable legal entities.
Board and Executive Board members are each permitted to exercise a maximum of ten mandates on behalf of the Group and a maximum of ten honorary mandates in charitable legal entities.
No Board or Executive Board member holds mandates in excess of the restrictions described above.
> Refer to “Audit Committee” in Board committees for further information on limits on Audit Committee service.
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
The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance, >>>FINMA and the rules of the NYSE and Nasdaq in determining the definition of independence. In general, a director is considered independent if the director:
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
Board members serving on the Audit Committee are subject to independence requirements in addition to those required of other Board members. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees.
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
Independence determination
As of December 31, 2015, 11 members of the Board were determined by the Board to be independent.
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
Board leadership
Chairman of the Board
The Chairman is a non-executive member of the Board, in accordance with Swiss banking law, and performs his role on a full-time basis, in line with the practice expected by FINMA, our main regulator. The Chairman:
– coordinates the work within the Board;
– works with the committee chairmen to coordinate the tasks of the committees;
– ensures that the Board members are provided with the information relevant for performing their duties;
– drives the Board agenda;
– drives key Board topics, especially regarding the strategic development of the Group, succession planning, the structure and organization of the Group, corporate governance, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board;
– chairs the Board, the Chairman’s and Governance Committee and the Shareholder Meetings;
– takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other stakeholders;
– has no executive function within the Group;
– with the exception of the Chairman’s and Governance Committee, is not a member of any of the Board’s standing committees; and
– may attend all or parts of selected committee meetings as a guest without voting power.

Vice-Chair
The Vice-Chair:
– is a member of the Board;
– is a designated deputy to the Chairman;
– assists the Chairman by providing support and advice to the Chairman, assuming the Chairman’s role in the event of the Chairman’s absence or indisposition and leading the Board accordingly; and
– there may be one or more Vice-Chairs.
As of the date of the 2014 AGM, Noreen Doyle and Richard E. Thornburgh were appointed as Vice-Chairs.
Lead Independent Director
According to the Group’s OGR, the Board may appoint a Lead Independent Director. If the Chairman is determined not to be independent by the Board, the Board must appoint a Lead Independent Director. The Lead Independent Director:
– may convene meetings without the Chairman being present;
– takes a leading role among the Board members, particularly when issues between a non-independent Chairman and the independent Board members arise (for example, when the non-independent Chairman has a conflict of interest);
– leads the Board’s annual assessment of the Chairman; and
– ensures that the work of the Board and Board-related processes continue to run smoothly.
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
With responsibility for the overall direction, supervision and control of the company, the Board:
– regularly assesses our competitive position and approves our strategic and financial plans;
– receives a status report at each ordinary meeting on our financial results, capital, funding and liquidity situation;
– receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios;
– is provided by management with regular updates on key issues and significant events, as deemed appropriate or requested;
– has access to all information concerning the Group in order to appropriately discharge its responsibilities;
– reviews and approves significant changes in our structure and organization;
– is actively involved in significant projects including acquisitions, divestitures, investments and other major projects; and
– along with its committees, is entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as they deem appropriate, with respect to any matters within its authority.
Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. The governance of the Group is based on the principles of an integrated oversight and management structure with global scope. The Group sets corporate governance standards to allow for an efficient and harmonized steering of the Group. In accordance with the OGR, the Board appoints or dismisses the chairperson and the members of the board of directors of the major subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process is reviewed by the Board on an annual basis. The governance of the major subsidiaries, subject to compliance with all applicable local laws and regulations, should be consistent with the corporate governance principles of the Group, as reflected in the OGR and other corporate governance documents. Directors and officers of the Group and its major subsidiaries are committed to ensuring transparency and collaboration throughout the Group.
Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process.

Board committees
The Board has four standing committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee as well as one advisory committee, the Innovation & Technology Committee, which is currently being established. Except for the Compensation Committee members who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
At each Board meeting, the committee chairmen report to the Board about the activities of the respective committees. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.
Each committee has its own charter, which has been approved by the Board. Each standing committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the committee’s objectives and determines any special focus objectives for the coming year.
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the Vice-Chairs and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent Board members. Our Chairman’s and Governance Committee currently consists of five members, all of whom are independent.
The Chairman’s and Governance Committee generally meets on a monthly basis and the meetings are also attended by the CEO. It is at the Chairman’s discretion to ask other members of management or specialists to attend a meeting.
The Chairman’s and Governance Committee:
– acts as an advisor to the Chairman and supports him in the preparation of the Board meetings;
– is responsible for the development and review of corporate governance guidelines, which are then recommended to the Board for approval;
– at least once annually, evaluates the independence of the Board members and reports its findings to the Board for final determination;
– is responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the Group’s internal criteria, subject to applicable laws and regulations;
– guides the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board;
– proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Board; and
– reviews succession plans for senior executive positions in the Group with the Chairman and the CEO.
2015 activities
During 2015, the activities of the Chairman’s and Governance Committee were particularly focused on the CEO succession process and facilitating a smooth transition from former CEO Brady Dougan to the new CEO Tidjane Thiam. The Chairman’s and Governance Committee provided guidance to and supported the Chairman in setting the priorities for the Board’s annual strategy session in 2015. Furthermore, the Chairman’s and Governance Committee initiated some changes with respect to the corporate governance for the Group’s main subsidiaries, including recommending that Board member Richard E. Thornburgh serve as the non-executive chair of Credit Suisse Holdings (USA) Inc. The Chairman’s and Governance Committee also assessed potential new Board Member candidates during 2015 and recommended that Alexander Gut and Joaquin J. Ribeiro be proposed as new Board Members for election at the 2016 AGM.
Audit Committee
The Audit Committee consists of at least three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee currently consists of four members, all of whom are independent.
The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee.
Furthermore, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that John Tiner is an audit committee financial expert.
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
– monitoring the adequacy of the management of operational risks jointly with the Risk Committee, including assessing the effectiveness of internal controls that go beyond the area of financial reporting;
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
2015 activities
In addition to its regular review of the quarterly and annual financial results and related accounting and reporting matters, the Audit Committee focused on a number of other topics during 2015. These included monitoring progress on key compliance and internal control topics, such as our US compliance program, global client tax compliance programs, control measures implemented to reduce unauthorized trading risk and the processes in place for addressing disciplinary issues. The Audit Committee also received a detailed briefing by management on the litigation provisioning process. Two key areas that the Audit Committee reviewed jointly with the Risk Committee in 2015 were the implementation of the Group’s Operational Risk framework and the effectiveness of the programs in place to address IT security threats, including cyber security readiness. The Audit Committee was updated regularly by the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team in order to engage with Internal Audit in a more in-depth manner about their risk assessments for the organization and emerging risk and control themes. In the fourth quarter of 2015, the Audit Committee particularly focused on changes to the Group’s financial reporting structure and consequences resulting from the new strategy, as well as the set-up and priorities for the newly established Compliance and Regulatory Affairs function.
Compensation Committee
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. Our Compensation Committee currently consists of four members, all of whom are independent.
Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The meetings are attended by management representatives, as appropriate.
The Compensation Committee’s duties and responsibilities include:
– reviewing the Group’s compensation policy;
– establishing new compensation plans or amending existing plans and recommending them to the Board for approval;
– reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools;
– proposing individual compensation for the Board members to the Board;
– recommending to the Board a proposal for the CEO’s compensation;
– based on proposals by the CEO, discussing and recommending to the Board the Executive Board members’ compensation; and
– reviewing and recommending to the Board the compensation for individuals being considered for an Executive Board position.
In accordance with the Compensation Ordinance, all compensation proposals for members of the Board and the Executive Board are subject to AGM approval.
The Compensation Committee is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and the Nasdaq.
2015 activities
In light of the changes in the Group’s organizational and leadership structure, one of the main focus areas for the Compensation Committee during 2015 was reviewing the level and form of compensation for the Executive Board and recommending appropriate amendments to ensure alignment with the Group’s new strategic direction. Another important topic for the Compensation Committee was the preparation for the binding shareholder votes on Board and Executive Board compensation, which were conducted for the first time at the 2015 AGM. The Compensation Committee also reviewed the involvement of the risk management function in the compensation process, in line with regulatory guidance. Other focus areas for the Compensation Committee in 2015 included regularly monitoring global regulatory and market trends with respect to compensation at financial institutions and reviewing the approach for compensating employees subject to specific regulations, such as Capital Requirements Directive (CRD) IV. Furthermore, the Compensation Committee monitored the link between employee behavior and compensation levels, including any impact of employee misconduct on compensation and the application of clawback and malus provisions.
> Refer to “Compensation Committee” in Compensation – Group compensation for information on our compensation approach, principles and objectives and outside advisors.
Risk Committee
The Risk Committee consists of at least three members. It may include non-independent members. The chairman of the Audit Committee is generally appointed as one of the members of the Risk Committee. Our Risk Committee currently consists of six members, all of whom are independent.
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
– reviewing and assessing the adequacy of the management of operational risks, including the adequacy of the internal control system jointly with the Audit Committee; and
– reviewing the Group’s policy in respect of corporate responsibility and sustainable development.
The Risk Committee is regularly informed about major initiatives aimed at responding to regulatory change and further improving risk management across the Group, including organizational changes, changes to risk measurement methods and upgrades to risk systems infrastructure.
2015 activities
In addition to its regular review of the Group’s risk framework and risk appetite, the Risk Committee conducted risk reviews during 2015 in a number of different business and risk management areas, including capital and liquidity risk management, model risk management and selected business reviews. The Risk Committee also reviewed changes being implemented in the Group’s legal entity structure, including funding plans for subsidiaries and, jointly with the Audit Committee, the status of the supporting technology and operations infrastructure. Throughout 2015, the Risk Committee was regularly updated on the bank’s risk infrastructure program and monitored progress towards complying with the Basel Committee on Banking Supervision 239 – Principles for effective risk data aggregation and risk reporting. Furthermore, the Risk Committee oversaw various regulatory change programs being implemented in line with regulatory expectations.
Innovation & Technology Committee
The Innovation & Technology Committee is a new Board advisory committee that is currently being established. In its advisory capacity, the Innovation & Technology Committee is to assist the Board in monitoring and promoting innovation. It further advises the Board with respect to leveraging technological change and innovative digital technologies as key drivers of business growth. The Innovation & Technology Committee may engage with management and external experts, as appropriate, about major innovation and technology-related initiatives. The Innovation & Technology Committee is chaired by Sebastian Thrun.

Biographies of the Board members
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Chairman's and Governance Committee (2011–present)
Vice-Chair of the Board and member of the Chairman's and Governance Committee (2009–2011)
Member of the Risk Committee (2009–2011)
Chief Operating Officer (2006–2009)
General Counsel (2004–2009)
Member of the Executive Board (2004–2009)
2000–2004	ProSiebenSat.1 Media AG, Chairman of the Executive Board and CEO
1983–1999	Lenz & Staehelin
Partner (1992–1999)
Attorney (1983–1988; 1990–1992)
1988–1989	Sullivan & Cromwell LLP, New York, attorney
Education
1990	Admission to the bar of the State of New York
1986	Admission to the bar of the Canton of Zurich
1983	Master in Law (lic.iur.), University of Zurich, Switzerland
Other activities and functions
GlaxoSmithKline plc, board member
Swiss Bankers Association, governing board member
Swiss Finance Council, board member
Institute of International Finance, board member
European Banking Group, member
European Financial Services Roundtable, member
University of Zurich Department of Economics, chairman of the advisory board
Lucerne Festival, board of trustees member
Mr. Rohner also serves as a board, advisory board or board of trustees member in other Swiss and international organizations, including: Economiesuisse, Avenir Suisse, Alfred Escher Foundation, International Institute for Management Development (IMD), Swiss University Sports Foundation, Institute International d’Etudes Bancaire and the International Business Leaders Advisory Council of the Mayor of Beijing.
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
Qatar Insurance Company, board member
Qatar Navigation (Milaha), board member

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
Other activities and functions
Economic Dividends for Gender Equality (EDGE), advisory board member
Global Agenda Council on Behavior, member
University of Lucerne, board member
Negotiations Center, University of Texas at Dallas, board member
Decision Making and Negotiations Journal, advisory board member
Vienna University of Economics and Business Administration, advisory board member
Noreen Doyle
Born 1949
Irish and US Citizen
Board member since 2004
Vice-Chair of the Board
Lead Independent Director

Professional history
2004–present	Credit Suisse
Vice-Chair and Lead Independent Director of the Board (2014–present)
Member of the Chairman’s and Governance Committee (2014–present)
Member of the Audit Committee (2014–present; 2007–2009)
Non-executive director of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries, 2011–present); chair of the boards (2013–present); and chair of the audit committees (2011–2012)
Member of the Risk Committee (2009–2014; 2004–2007)
1992–2005	European Bank for Reconstruction and Development (EBRD)
First vice president and head of banking (2001–2005)
Deputy vice president finance and director of risk management (1997–2001)
Chief credit officer and director of syndications (1994–1997)
Head of syndications (1992–1994)
Prior to 1992	Bankers Trust Company, Houston, New York and London
Managing director, European Structured Sales (1990–1992)
Various positions at management level
Education
1974	MBA in Finance, Tuck at Dartmouth College, New Hampshire
1971	BA in Mathematics, The College of Mount Saint Vincent, New York
Other activities and functions
Newmont Mining Corporation, vice-chair
British Bankers’ Association (BBA), chair
UK Panel on Takeovers and Mergers, member
Tuck European Advisory Board, member
Women in Banking and Finance in London, patron
Marymount International School, London, chair of the board of governors
Sarita Kenedy East Foundation, trustee

Andreas N. Koopmann
Born 1951
Swiss and French Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Member of the Compensation Committee (2013–present)
Member of the Risk Committee (2009–present)
1982–2009	Bobst Group S.A., Lausanne
Group CEO (1995–2009)
Member of the board (1998–2002)
Executive Vice President (1994–1995)
Member of the Group Executive Committee, head of manufacturing (1991–1994)
Management positions in engineering and manufacturing (1982–1991)
Prior to 1982	Bruno Piatti AG and Motor Columbus AG, various positions
Education
1978	MBA, International Institute for Management Development, Switzerland
1976	Master’s degree in Mechanical Engineering, Swiss Federal Institute of Technology, Switzerland
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
Member of the Audit Committee (2005–2015)
1990–2004	Euler Hermes Group, Paris
Chairman of the managing board and group CEO (1998–2004)
Chairman of the boards of principal subsidiaries (1998–2004)
Managing director of Euler Group (1997–1998)
COO and managing director of SFAC (subsequently Euler Hermes SFAC) (1990–1997)
Prior to 1990	Pargesa Group, Paris and Geneva, managing director
Lambert Brussells Capital Corporation, New York, president
Paribas Group, various positions, among others: senior vice president of the finance division and senior executive for North America
Education
1970	Master of Science in Operations Research and Finance, Cornell University, New York
1969	Master’s degree in Engineering, Ecole Centrale des Arts et Manufactures, Paris
Other activities and functions
Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA (subsidiaries of Swiss Re AG), chairman of the board
La Fondation Internationale de l’Arche, chairman of the board
Friends of l’Arche Long Island, chairman of the board
Association Jean Vanier, board member

Seraina Maag
Born 1968
Australian and Swiss Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Audit Committee (2015–present)
2013–2016	AIG Corporation
CEO and President of AIG EMEA (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
CFO Specialties Unit (2007–2010);
Various positions, among others: head of the joint investor relations and rating agencies management departments; head of rating agencies management; senior investor relations officer (2002–2008)
2000–2002	NZB Neue Zuercher Bank, founding partner and financial analyst
1990–2000	Swiss Re
Rating agency coordinator, Swiss Re Group (2000)
Senior underwriter and deputy head of financial products (1996–1999)
Various senior positions in Zurich and Melbourne (1990–1996)
Education
2001	Chartered Financial Analyst (CFA), CFA Institute, US
1999	MBA, Monash Mt Eliza Business School, Australia
1997	Post-graduate certificate in Management, Deakin University, Australia
Other activities and functions
Association of Professional Insurance Women, member
Food Bank for New York City, board member
Kai S. Nargolwala
Born 1950
Singapore Citizen
Board member since 2013

Professional history
2008–present	Credit Suisse
Member of the Compensation Committee (2014–present)
Member of the Risk Committee (2013–present)
Non-executive chairman of Credit Suisse’s Asia-Pacific region (2010–2011)
Member of the Executive Board (2008–2010)
CEO of Credit Suisse Asia Pacific region (2008–2010)
1998–2007	Standard Chartered plc, main board executive director
Prior to 1998	Bank of America
Group executive vice president and head of Asia Wholesale Banking group in Hong Kong (1990–1995)
Head of High Technology Industry group in San Francisco and New York (1984–1990)
Various management and other positions in the UK, the US and Asia (1976–1984)
Peat Marwick Mitchell & Co., London, accountant (1970–1976)
Education
1974	Fellow of the Institute of Chartered Accountants (FCA), England and Wales
1969	BA in Economics, University of Delhi
Other activities and functions
Prudential plc, member of the board
Prudential Corporation Asia Limited, director and non-executive chairman
PSA International Pte. Ltd. Singapore, board member
Clifford Capital Pte. Ltd., director and non-executive chairman
Monetary Authority of Singapore, Singapore Capital Markets Committee member
Casino Regulatory Authority in Singapore, board member
Duke-NUS Graduate Medical School, Singapore, chairman of the governing board

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
Born 1952
US Citizen
Board member since 2006
Vice-Chair of the Board

Professional history
2006–present	Credit Suisse
Vice-Chair (2014–present)
Member of the Audit Committee (2011–present)
Chairman of the Risk Committee (2009–present)
Member of the Chairman’s and Governance Committee (2009–present)
Member of the Risk Committee (2006–present)
Non-executive director and chair of Credit Suisse Holdings (USA), Inc. (US subsidiary) (2015–present)
Non-executive director of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2013–present)
2006–2015	Corsair Capital LLC, New York, vice-chairman
Prior to 2006	Credit Suisse
Member of the Group Executive Board in various executive roles including Group CRO, Group CFO and CFO Investment Banking (1997–2005)
Chief financial and administrative officer and member of the executive board of Credit Suisse First Boston (1995–1996)
Began investment banking career in New York with The First Boston Corporation (predecessor firm of Credit Suisse First Boston)
Education
2009	Honorary Doctorate, Commercial Sciences, University of Cincinnati, Ohio
1976	MBA in Finance, Harvard University, Cambridge, Massachusetts
1974	BBA in Finance, University of Cincinnati, Ohio
Other activities and functions
Corsair Capital LLC, investment committee member
McGraw Hill Financial Inc., board member
CapStar Bank, board member
New Star Financial Inc., board member and lead director
St. Xavier High School, trustee and finance committee chair
University of Cincinnati, investment committee member

Sebastian Thrun
Born 1967
German and US Citizen
Board member since 2014

Professional history
2014–present	Credit Suisse
Member of the Risk Committee (2014–present)
2012–present	Udacity, co-founder and CEO
2007–2014	Google Corporation, Google Fellow and vice president
2003–present	Stanford University
Research Professor (2011–present)
Professor (2003–2011)
1995–2003	Carnegie Mellon University, Associate Professor
Education
2015	Honorary Doctorate, Delft University of Technology, Netherlands
1995	Doctorate in Computer Science and Statistics, University of Bonn, Germany
1993	Masters in Computer Science, University of Bonn, Germany
1988	Degree in Computer Science, University of Hildesheim, Germany
Other activities and functions
Veritas Technologies LLC, director
Snitch, Inc., director
Robotics Science and Systems Foundation, member and treasurer
John Tiner
Born 1957
British Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Chairman of the Audit Committee (2011–present)
Member of the Chairman’s and Governance Committee (2011–present)
Member of the Risk Committee (2011–present)
Member of the Audit Committee (2009–present)
Non-executive director of Credit Suisse Holdings (USA), Inc. (US subsidiary) (2015–present)
2008–2013	Resolution Operations LLP, CEO
2001–2007	Financial Services Authority (FSA)
CEO (2003–2007)
Managing director of the investment, insurance and consumer directorate (2001–2003)
Prior to 2001	Arthur Andersen, UK
Managing partner, UK Business Consulting (1997–2001)
Managing partner, Worldwide Financial Services practice (1997–2001)
Head of UK Financial Services practice (1993–1997)
Partner in banking and capital markets (1988–1997)
Auditor and consultant, Tansley Witt (later Arthur Andersen UK) (1976–1988)
Education
2010	Honorary Doctor of Letters, Kingston University, London
1980	UK Chartered Accountant, Institute of Chartered Accountants in England and Wales
Other activities and functions
Towergate Insurance, chairman
Tilney Bestinvest, board member
Corsair Capital LLC, advisory board member
The Urology Foundation, chairman

Honorary Chairman of Credit Suisse Group AG
Rainer E. Gut Born 1932, Swiss Citizen
Rainer E. Gut was appointed Honorary Chairman of the Group in 2000 after he retired as Chairman, a position he had held from 1986 to 2000. Mr. Gut was a member of the board of Nestlé SA, Vevey, from 1981 to 2005, where he was vice-chairman from 1991 to 2000 and chairman from 2000 to 2005.
As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer
Executive Board
The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board. It further reviews and coordinates significant initiatives, projects and business developments in the divisions and the corporate functions and establishes Group-wide policies.
The composition of the Executive Board of the Group and the Bank is identical.
Recent developments
On March 10, 2015, we announced the Board’s appointment of Tidjane Thiam as the new CEO of the Group. He took over this position from Brady W. Dougan, who stepped down at the end of June 2015, after eight years as the CEO of the Group.
Effective October 21, 2015, the Board appointed six new members of the Executive Board: Pierre-Olivier Bouée as Chief Operating Officer; Peter Goerke as Head of Human Resources, Communications & Branding; Thomas P. Gottstein as CEO Swiss Universal Bank; Iqbal Khan as CEO International Wealth Management; Helman Sitohang as CEO Asia Pacific; and Lara J. Warner as Chief Compliance and Regulatory Affairs Officer. Also effective October 21, 2015, the following individuals stepped down from the Executive Board: Gaël de Boissard, Hans-Ulrich Meister, Robert S. Shafir and Pamela A. Thomas-Graham.
The size of the Executive Board increased from ten to twelve members during 2015.
Members of the Executive Board
	Executive Board member since	Role
December 31, 2015
Tidjane Thiam, Chief Executive Officer [1]	2015	Group CEO
James L. Amine, CEO Investment Banking & Capital Markets	2014	Divisional Head
Pierre-Olivier Bouée, COO [2]	2015	Corporate Function Head
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Peter Goerke, Head of Human Resources, Communications & Branding [2]	2015	Corporate Function Head
Thomas P. Gottstein, CEO Swiss Universal Bank [2]	2015	Divisional Head
Iqbal Khan, CEO International Wealth Management [2]	2015	Divisional Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Joachim Oechslin, Chief Risk Officer	2014	Corporate Function Head
Timothy P. O'Hara, CEO Global Markets	2014	Divisional Head
Helman Sitohang, CEO Asia Pacific [2]	2015	Divisional Head
Lara J. Warner, Chief Compliance and Regulatory Affairs Officer [2]	2015	Corporate Function Head
1 New CEO appointment announced on March 10, 2015, effective on July 1, 2015.
2 Appointed on October 21, 2015 as a new Executive Board member with immediate effect.
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
> Refer to “Mandates” in Board of Directors for further information.

Biographies of the Executive Board members
Tidjane Thiam
Born 1962
French and Ivorian Citizen
Member since 2015
Chief Executive Officer

Professional history
2015–present	Credit Suisse
Chief Executive Officer of the Group (2015–present)
2008–2015	Prudential plc
Group Chief Executive (2009–2015)
Chief Financial Officer (2008–2009)
2002–2008	Aviva
Chief Executive (2006–2008)
Managing director, International (2004–2006)
Group strategy & development director (2002–2004)
2000–2002	McKinsey & Co, partner, Paris
1998–1999	Minister of planning and development, Côte d’Ivoire
1994–1998	National Bureau for Technical Studies & Development, Côte d’Ivoire, Chairman and Chief Executive
Prior to 1994	McKinsey & Co, partner, consultant, Paris, London and New York
Education
1988	MBA, INSEAD
1986	Advanced Mathematics and Physics, Ecole Nationale Supérieure des Mines de Paris
1984	Ecole Polytechnique, Paris
Other activities and functions
World Economic Forum 2016 in Davos, co-chair
Group of Thirty (G30), member
21st Century Fox, board member
James L. Amine
Born 1959
US Citizen
Member since 2014
CEO Investment Banking & Capital Markets

Professional history
1997–present	Credit Suisse
CEO Investment Banking & Capital Markets (2015–present)
Joint Head of Investment Banking, responsible for the Investment Banking Department (2014–2015)
Head of Investment Banking Department (2012–present)
Co-Head of Investment Banking Department, responsible for the Americas and Asia Pacific (2010–2012)
Co-Head of Investment Banking Department, responsible for EMEA and Asia Pacific and Head of Global Market Solutions Group (2008–2010)
Head of European Global Markets Solutions Group and Co-Head of Global Leveraged Finance (2005–2008)
Head of European Leveraged Finance (1999–2000; 2003–2005), Co-Head (2000–2003)
Various functions within High-Yield Capital Markets of Credit Suisse First Boston (1997–1999)
Prior to 1997	Cravath, Swaine & Moore, attorney
Education
1984	JD, Harvard Law School
1981	BA, Brown University
Other activities and functions
New York Cares, board member
Americas Diversity Council, member
Leadership Committee of Lincoln Center Corporate Fund, member
Caramoor Center for Music and the Arts, board member
Harvard Law School, dean’s advisory board member
Credit Suisse Americas Foundation, board member

Pierre-Olivier Bouée
Born 1971
French Citizen
Member since 2015
Chief Operating Officer

Professional history
2015–present	Credit Suisse
Chief Operating Officer (2015–present)
Chief of Staff (2015)
2008–2015	Prudential plc
Group Risk Officer (2013–2015)
Managing director, CEO office (2009–2013)
Business representative Asia (2008–2013)
2004–2008	Aviva
Director, Central & Eastern Europe (2006–2008)
Director, Group strategy (2004–2006)
2000–2004	McKinsey & Co
Associate principal (2004)
Engagement manager (2002–2004)
Associate (2000–2002)
1997–2000	French Government Ministry of Economy and Finance, Treasury Department
Deputy General Secretary of the Paris Club
Deputy Head, International Debt office (F1)
Education
1997	Master in Public Administration, Ecole Nationale d’Administration (ENA)
1991	Master in Business and Finance, Hautes Etudes Commerciales (HEC)
1991	Master in Corporate Law, Faculté de Droit Paris XI, Jean Monnet
Romeo Cerutti
Born 1962
Swiss and Italian Citizen
Member since 2009
General Counsel

Professional history
2006–present	Credit Suisse
General Counsel (2009–present)
Global Co-Head of Compliance (2008–2009)
General Counsel, Private Banking (2006–2009)
1999–2006	Lombard Odier Darier Hentsch & Cie
Partner of the Group Holding (2004–2006)
Head of Corporate Finance (1999–2004)
1995–1999	Homburger Rechtsanwälte, Zurich, attorney-at-law
Prior to 1995	Latham and Watkins, Los Angeles, attorney-at-law
Education
1998	Post-doctorate degree in Law (Habilitation), University of Fribourg
1992	Admission to the bar of the State of California
1992	Master of Law (LLM), University of California, Los Angeles
1990	Doctorate in Law, University of Fribourg
1989	Admission to the bar of the Canton of Zurich
1986	Master in Law (lic.iur.), University of Fribourg
Other activities and functions
Galenica Ltd, board member
American-Swiss Chamber of Commerce, legal group member
Association Friends of the Zurich Art Museum, board member
University of Fribourg, board of trustees member

Peter Goerke
Born 1962
Swiss Citizen
Member since 2015
Head of Human Resources, Communications & Branding

Professional history
2015–present	Credit Suisse
Head of Human Resources, Communications & Branding
2011–2015	Prudential Plc, Group Human Resources director
2005–2011	Zurich Financial Services, Group Head of Human Resources
2000–2005	Egon Zehnder, consultant
1997–2000	McKinsey & Company, Zurich and Chicago, consultant
Education
2002	Advanced Management Program (AMP), University of Pennsylvania – The Wharton School
1998	lic. oec., University of St. Gallen
Thomas P. Gottstein
Born 1964
Swiss Citizen
Member since 2015
CEO Swiss Universal Bank

Professional history
1999–present	Credit Suisse
CEO Swiss Universal Bank (2015–present)
Head of Premium Clients Switzerland & Global External Asset Managers, Private Banking & Wealth Management (2013–2015)
Head of Investment Banking Coverage Switzerland (2009–2013)
Co-Head of Equity Capital Markets EMEA (2007–2009)
Head Equity Capital Markets Switzerland, Austria and Scandinavia, London (2005–2007)
Head Equity Capital Markets Switzerland, Zurich (2002–2005)
Investment Banking Department Switzerland (1999–2002)
Prior to 1999	UBS, Telecoms Investment Banking and Equity Capital Markets
Education
1996	PhD in Finance and Accounting, University of Zurich
1989	Degree in Business Administration and Economics, University of Zurich
Other activities and functions
Pension Fund CS Group (Schweiz), member of the foundation board
Private Banking STC of the Swiss Banking Association, member
FINMA Private Banking Panel, member

Iqbal Khan
Born 1976
Swiss Citizen
Member since 2015
CEO International Wealth Management

Professional history
2013–present	Credit Suisse
CEO International Wealth Management (2015–present)
CFO Private Banking & Wealth Management (2013–2015)
2001–2013	Ernst & Young, Switzerland
Managing Partner Assurance and Advisory Services – Financial Services (2011-2013)
Member of Swiss Management Committee (2011–2013)
Industry Lead Partner Banking and Capital Markets, Switzerland and EMEA Private Banking (2009-2011)
Education
2012	Advanced Master of International Business Law (LLM), University of Zurich
2004	Certified Financial Analyst
2002	Swiss Certified Public Accountant
1999	Swiss Certified Trustee
David R. Mathers
Born 1965
British Citizen
Member since 2010
Chief Financial Officer

Professional history
1998–present	Credit Suisse
Chief Financial Officer (2010–present)
CEO of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2016–present)
Head of Strategic Resolution Unit (2015–present)
Head of IT and Operations (2012–2015)
Head of Finance and COO of Investment Banking (2007–2010)
Senior positions in Credit Suisse’s Equity business, including Director of European Research and Co-Head of European Equities (1998–2007)
Prior to 1998	HSBC
Global head of equity research (1997–1998)
Research analyst, HSBC James Capel (1987–1997)
Education
1991	MA in Natural Sciences, University of Cambridge, England
1987	BA in Natural Sciences, University of Cambridge, England
Other activities and functions
European CFO Network, member
Women in Science & Engineering (WISE) program and academic awards and grants at Robinson College, Cambridge, sponsor

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
Other activities and functions
International Financial Risk Institute, member
Timothy P. O’Hara
Born 1964
US Citizen
Member since 2014
CEO Global Markets

Professional history
1986–present	Credit Suisse
CEO Global Markets (2015–present)
Joint Head of Investment Banking, responsible for the Equities business (2014–2015)
President and CEO of Credit Suisse Securities (USA) LLC (2012–present)
Head of Global Equities (2012–2014)
Co-Head of Global Securities (2011–2012)
Head of Fixed Income, North America (2009–2011)
Head of Global Credit Products (2008–2011)
Co-Head of Global Leveraged Finance (2005–2008)
Head of Global High Yield Capital Markets and Head of US High Yield Capital Markets (2000–2005)
Managing Director, Head of Global High Yield Capital Markets and Co-Head of Global Debt Capital Markets (1998–2000)
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

Helman Sitohang
Born 1965
Indonesian Citizen
Member since 2015
CEO Asia Pacific

Professional history
1999–present	Credit Suisse
CEO Asia Pacific (2015–present)
Regional CEO APAC (2014–2015)
Head of Investment Banking Asia Pacific (2012–2015)
Co-Head of the Emerging Markets Council (2012–2015)
CEO of South East Asia (2010–2015)
Co-Head of the Investment Banking Department - Asia Pacific (2009–2012)
Co-Head of the Global Markets Solutions Group - Asia Pacific (2009–2012)
Country CEO, Indonesia (1999–2010)
Prior to 1999	Bankers Trust, derivatives group
Education
1989	BS in Engineering, Bandung Institute of Technology
Lara J. Warner
Born 1967
Australian and US Citizen
Member since 2015
Chief Compliance and Regulatory Affairs Officer

Professional history
2002–present	Credit Suisse
Chief Compliance and Regulatory Affairs Officer (2015–present)
Chief Operating Officer, Investment Banking (2013–2015)
Chief Financial Officer, Investment Banking (2010–2015)
Head of Global Fixed Income Research (2009–2010)
Head of US Equity Research (2004–2009)
Senior Equity Research Analyst (2002–2004)
1999–2001	Lehman Brothers, equity research analyst
Prior to 1999	AT&T
Director of Investor Relations (1997–1999)
Chief Financial Officer, Competitive Local Exchange Business (1995-1997)
Various finance and operating roles (1988-1995)
Education
1988	BS, Pennsylvania State University
Other activities and functions
Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government, executive committee chair
Aspen Institute’s Business and Society Program, board member

Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2015, 2014 and 2013, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board shareholdings and loans” and “Executive Board shareholdings and loans” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for a list of the outstanding loans to members of the Board and the Executive Board.
Related party transactions
Tier 1 capital instruments
Beginning in February 2011, the Group entered into agreements with entities affiliated with QIA and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products. The agreements were amended in 2012 and 2013 and, as a result, QIA and The Olayan Group agreed to purchase new tier 1 high-trigger capital instruments (new Tier 1 Capital Notes) in exchange for their holdings of previously issued notes.
The following new Tier 1 Capital Notes were outstanding as of December 31, 2015:
– USD 1.725 billion, 9.5%, held by an affiliate of The Olayan Group;
– USD 1.72 billion, 9.5%, held by an affiliate of QIA; and
– CHF 2.5 billion, 9.0%, held by an affiliate of QIA.
Under their terms, the new Tier 1 Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under >>>BCBS regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless >>>FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, our reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of our ordinary shares over a five-day period preceding the notice of conversion. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by us no earlier than 2018 and in certain other circumstances with FINMA approval. Interest, which is payable on the USD 1.725 billion and the USD 1.72 billion new Tier 1 Capital Notes at a fixed rate of 9.5% and on the CHF 2.5 billion new Tier 1 Capital Notes at a fixed rate of 9.0%, will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of our current Board member Jassim Bin Hamad J.J. Al Thani and our then Board member Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the notes issued and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board and no other person affiliated with The Olayan Group has been elected as a Board member.
> Refer to “Note 30 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.

Audit
> Refer to “Audit Committee” in Board committees for further information on the responsibilities of the audit committee.
Auditing forms an integral part of corporate governance at the Group. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.
Internal Audit
Our Internal Audit function comprises a team of around 300 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit, Martyn Scrivens, reports directly to the Audit Committee chairman.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of our risk management, control and governance processes.
Internal Audit is responsible for carrying out periodic audits in line with the Charter for Internal Audit approved by the Audit Committee. It regularly and independently assesses the risk exposure of our various business activities, taking into account industry trends, strategic and organizational decisions, best practice and regulatory matters. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining key risk themes and specifying resource requirements for approval by the Audit Committee.
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
Audit committee pre-approval policy
The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
in	2015	2014	% change
Fees paid to external auditors (CHF million)
Audit services [1]	45.3	39.8	14
Audit-related services [2]	10.0	6.7	49
Tax services [3]	2.2	2.4	(8)
1
Audit services include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally they include all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries. Audit fees exclude value-added taxes.

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
KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. In accordance with this policy and as in prior years, all KPMG non-audit services provided in 2015 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

Additional information
Complying with rules and regulations
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board.
In connection with our primary listing on the SIX, we are subject to the SIX Directive on Information Relating to Corporate Governance, dated September 1, 2014. Our shares are also listed on the NYSE in the form of >>>American Depositary Shares (ADS) and certain of the Group’s exchange traded notes are listed on the Nasdaq Stock Market (Nasdaq). As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and the Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
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
– Appointment of the external auditor: NYSE and Nasdaq standards require that an Audit Committee of a listed company comply with and have the authority necessary to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Rule 10A-3 requires the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the AGM based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.
– Audit Committee charter: Nasdaq standards require the Audit Committee to review and assess the adequacy of its charter on an annual basis, while our Audit Committee’s charter only requires review and assessment from time to time.
– Executive sessions: NYSE and Nasdaq standards require the board of directors to meet regularly in executive sessions comprised solely of independent directors. Our Board meets regularly in executive sessions comprised of all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making. The Board does not include any directors who are also members of management.
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
Fiduciary duties and indemnification
The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes the duties of care and loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions.
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
Employee relations
As of December 31, 2015, we had 48,200 employees worldwide, of which 17,400 were in Switzerland and 30,800 were abroad. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review and the 2015 Corporate Responsibility Report for further information on our responsibility as an employer,
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the ADS (Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.
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
Amounts paid by the Depositary to the Group
In accordance with the Group’s engagement letter, in 2015 the Depositary made payments to the Group of USD 0.2 million, including for the reimbursement of expenses relating to its American Depositary Receipt (ADR) program. The Depositary has also contractually agreed to provide certain ADR program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADR program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

Compensation
Dear shareholders
As the Chairman of the Compensation Committee of the Board (Compensation Committee), I am pleased to present to you the 2015 Compensation Report. Let me briefly highlight some of the focus areas of the Compensation Committee in 2015, the main compensation decisions related to variable incentive compensation awarded for the 2015 financial year, as well as the resolutions which we will submit for binding shareholder votes at this year’s AGM.
Key developments
Following the appointment of Tidjane Thiam as the new Chief Executive Officier (CEO), we communicated in October our new strategic direction, including a changed organizational structure and composition of the Executive Board. The organizational structure, which is client-focused and designed to improve the alignment with market and regulatory differences in the various regions, included a right-sizing and re-organization of the former Investment Banking division. This triggered the reassessment of certain assets and resulted in a goodwill impairment charge of CHF 3.8 billion in the fourth quarter of 2015, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000.
In line with the management and organizational changes, and in response to shareholder feedback that compensation arrangements for the Executive Board fully reflect the Group’s new strategy and communicated financial goals, the Compensation Committee initiated a review of the compensation structure and recommended various amendments for approval by the Board of Directors (Board). These amendments are outlined below. In addition, the Compensation Committee carefully monitored the Group’s continued progress in considering risk in connection with performance reviews and the compensation process. This included achieving greater consistency across divisions and regions in setting compensation, as well as in pursuing the application of malus and clawback provisions to the extent permitted under local laws, in the event of disciplinary infractions.
Another significant factor affecting compensation in 2015 was the challenging market environment, which negatively impacted the Group’s performance, especially in the fourth quarter of the year. Given that these volatile market conditions are expected to continue, it is timely that we have placed the utmost priority on the repositioning of Credit Suisse’s strategy and the redesign of our Executive Board compensation structure.
Compensation decisions
Group compensation
For 2015, the Board approved the Compensation Committee’s proposal to award total Group variable incentive compensation of CHF 2,920 million, which was 11% lower compared to 2014, and 19% lower compared to 2013. The divisional pools for Global Markets and Investment Banking & Capital Markets decreased by more than 30%, a substantial reduction compared to 2014 levels, reflecting the weak performance of those divisions in 2015, particularly in the fourth quarter. As a result, 31% of employees in those divisions had their variable incentive compensation reduced by more than 50% for 2015, compared to the previous year.
Of the total variable incentive compensation awarded across the Group for 2015, 43% was deferred, compared to 48% in 2014. This reduction in deferral rates is part of an initiative to gradually reduce the amortization impact of deferred compensation on future financial years.
Executive Board compensation
To align our Executive Board compensation with the new strategic direction and to achieve a stronger link between pay and performance, upon the recommendation of the Compensation Committee the Board has approved a revised compensation structure with the following key features to be fully implemented in 2016:
– Variable incentive compensation will be awarded as Short-Term Incentive (STI) and Long-Term Incentive (LTI) opportunities. Each component will be expressed as a percentage of base salary taking into account the role, market experience and geography, and actual payout levels will be limited to 100% of the opportunity. Payout levels for STI awards will be based on the achievement of performance targets for the prior financial year, whereas the payout of LTI awards will be linked to future performance pursuant to the long-term strategic plan, with no link to prior year Group or divisional performance;
– The Board will approve targets for STI and LTI awards with defined “Threshold”, “Target” and “Maximum” performance levels, corresponding to payouts of 25%, 80% and 100% respectively. There will be no payout for actual performance achievements below the “Threshold”, and any payout of 100% of the opportunity would require outperformance above the pre-determined goals; and
– In addition to internal key performance metrics, LTI awards will be based on Total Shareholder Return (TSR) as a market-determined metric. TSR will be measured against a newly defined group of 18 peers on a ranked basis. A 100% payout of the LTI opportunity requires a Credit Suisse TSR ranking within the top four of the peer group over a three-year performance period.
For 2015, the Board proposes to award variable incentive compensation to members of the Executive Board as STI awards in a combination of cash and Contingent Capital Awards (CCA) in line with the structure envisaged in the 2014 Annual Report. Subject to shareholder approval, we intend to grant LTI awards under the new structure, i.e., unrelated to the performance in 2015 and contingent upon performance targets pre-determined for the three-year period from the beginning of 2016 until the end of 2018.

Given the significant changes in the composition of the Executive Board and the new organizational structure, modifications to the basis for determining variable incentive compensation were required, and different approaches were applied depending on the length of service of each Executive Board member during 2015. The overall Group financial results were taken into account under each approach:
– For the five individuals who were members of the Executive Board during the entire year of 2015, variable incentive compensation awarded in the form of STI awards (including cash and deferred STI awards) was on average 40% below the value of STI awards granted with respect to the prior year;
– For the three individuals who joined Credit Suisse during 2015 and were appointed to the Executive Board during 2015, including the CEO, variable incentive compensation was determined by taking into account individual contributions to the implementation of the changed organizational structure and strategy, the weaker financial performance in the fourth quarter of 2015, and the CEO’s voluntary request for a 40% reduction in the amount of variable incentive compensation that would have been otherwise awarded to him;
– For the four existing employees who were promoted to the Executive Board during 2015, variable incentive compensation awarded was based on an assessment against pre-existing performance objectives for the first nine months of the year, and an assessment of performance in the fourth quarter of 2015, taking into account individual contributions and the business performance during that period, as applicable; and
– For the five individuals who ceased to be Executive Board members during 2015, variable incentive compensation awarded was negotiated on a case by case basis through separation agreements.
Board of Directors compensation
The fee structure for members of the Board remained unchanged compared to the previous year. In consideration of the Group’s weaker financial performance in 2015 and the reported full year loss, the Chairman proposed to voluntarily waive his chair fee of CHF 1.5 million for the period from the 2015 AGM to the 2016 AGM, and this proposal was approved by the Board in the context of determining compensation.
Annual General Meeting of Shareholders 2016
In line with the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and the Group’s Articles of Association (AoA), the compensation of the Board and the Executive Board will be submitted for binding shareholder votes at the 2016 Annual General Meeting of Shareholders (AGM). Accordingly, shareholders will be asked to approve the following:
– maximum aggregate compensation for the Board for the period 2016 AGM to 2017 AGM (prospective vote);
– Executive Board aggregate variable incentive compensation for the 2015 financial year (retrospective vote);
– maximum aggregate fixed compensation for the Executive Board for the period 2016 AGM to 2017 AGM (prospective vote); and
– maximum aggregate amount of LTI compensation to be awarded to members of the Executive Board for the financial year 2016, subject to performance measurement over the three-year period from 2016 to 2018, followed by vesting and delivery in three installments over two years on the third, fourth, and fifth anniversaries of the grant date (prospective vote).
The actual fixed compensation paid to the Board and the Executive Board for the period 2015 AGM to 2016 AGM was in line with the amounts approved by the shareholders at last year’s AGM.
We will continue to submit the entire Compensation Report for a consultative vote as was our practice in the past.
The Compensation Committee is satisfied that this Compensation Report reflects the review process and determination of compensation for 2015. This Compensation Report is in line with the specific remuneration disclosure requirements issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). In the context of compensation for the Board and the Executive Board, the Compensation Report is in compliance with the respective provisions of the Compensation Ordinance, as confirmed by our auditors KPMG. The activities of the Compensation Committee were executed in accordance with its mandate under the Credit Suisse Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter.
On behalf of the Compensation Committee, I would like to thank you for your support and feedback, which we will continue to solicit in the context of reviewing and refining our compensation practices to ensure both full compliance with all regulatory requirements as well as alignment with the interests of our shareholders.
Jean Lanier
Chairman of the Compensation Committee
Member of the Board of Directors
March 2016

Report of the Independent Registered Public Accounting Firm
Report of the Statutory Auditor to the General Meeting of Shareholders of Credit Suisse Group AG, Zurich
We have audited the accompanying Compensation report dated March 24, 2016 of Credit Suisse Group AG (the “Group”) for the year ended December 31, 2015. The audit was limited to the information according to articles 14-16 of the Ordinance against Excessive compensation in Stock Exchange Listed Companies (the “Ordinance”) contained in the sections marked with (Audited) on pages 235 to 247 of the Compensation report.
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
Opinion
In our opinion, the Compensation report for the year ended December 31, 2015 of the Group complies with Swiss law and articles 14-16 of the Ordinance.
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge
Zurich, Switzerland
March 24, 2016

Group compensation
Compensation policy and objectives
The objectives of the Group’s compensation policy include attracting and retaining employees, and motivating employees to achieve results with integrity and fairness. The compensation policy is designed to support a performance culture which fosters teamwork and collaboration. Furthermore, it aims to promote effective risk management practices consistent with the Group’s compliance and control framework. The compensation policy takes into account the capital position and long-term performance of the Group and balances the fixed and variable incentive compensation components to reflect the value and responsibility of the roles that employees perform. The objectives of the compensation policy are framed to achieve an appropriate balance between the interests of employees and shareholders in order to create sustainable value for the Group.
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
Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policy, practices and plans. It is responsible for determining, reviewing and proposing compensation for the Group and Executive Board for approval by the Board. In accordance with the Compensation Ordinance and the AoA, the shareholders vote annually to approve the compensation of the Board and the Executive Board based on the proposals set forth by the Board. The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The current members are Jean Lanier (chairman), Iris Bohnet, Andreas N. Koopmann and Kai S. Nargolwala. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance and the FINMA, and the rules of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq) in determining that all of these individuals are independent.
> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
Advisers to the Compensation Committee
The Compensation Committee is authorized to retain outside advisers, at the Group’s expense, for the purposes of providing guidance to the Compensation Committee as it carries out its responsibilities. McLagan, a management consulting firm specializing in the benchmarking of performance and reward data for the financial services industry, assists the Compensation Committee in ensuring that the Group’s compensation program remains competitive, responsive to regulatory developments and in line with the compensation policy. McLagan has appointed a senior consultant to advise the Compensation Committee. This individual does not provide other services to the Group other than assisting the Compensation Committee. The law firm Nobel & Hug acts as external legal counsel to the Compensation Committee. Prior to their appointments, the Compensation Committee conducted an independence assessment of these advisers pursuant to the rules of the US Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
Compensation Committee meetings and annual performance review
The Chairman of the Board (Chairman) and the CEO may attend the Compensation Committee meetings, and the Compensation Committee chairman determines the attendance of other Board members, Executive Board members, senior management, compensation advisers and external legal counsel, as appropriate.
In January of each year, the Compensation Committee meets, with the Chairman and the CEO present, for the primary purpose of reviewing the performance of the Group, businesses and their respective management teams for the previous year. This provides the basis for a recommendation of the overall variable incentive compensation pools (pools) for the business divisions and corporate functions for approval by the Board. During its annual performance review, the Compensation Committee considers input from the chairmen of the Risk and Audit Committees, who may also attend the Compensation Committee meeting in January. The Risk Committee provides input to the Compensation Committee with respect to risk considerations and the Audit Committee provides input with respect to internal control considerations. The Compensation Committee approves the compensation for the Head of Internal Audit after consulting with the Audit Committee chairman.
The Compensation Committee also considers input from the Group’s internal control functions. Specifically this includes contributions from Risk Management, General Counsel, Compliance and Regulatory Affairs, and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct. The Compensation Committee reviews the impact on the recommended amount of variable incentive compensation of individuals who have been subject to the Group’s disciplinary processes.
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as >>>Material Risk Takers and Controllers (MRTC). The Risk Committee is involved in the review process for MRTC.
> Refer to “Material Risk Takers and Controllers” in Focus on risk and control – Covered employees (including Material Risk Takers and Controllers) for further information.

During 2015, the Compensation Committee held 14 meetings (including telephone conferences), with the following focus areas:
– reviewing the level and form of compensation for Executive Board members in light of the changes in the Group’s organizational and leadership structure;
– reviewing the level of compensation and timing of payment for members of the Board, taking into account the key issues raised by shareholders in 2014 and 2015;
– assessing the performance of the Group and determining the pools under the former and revised divisional structures;
– monitoring global regulatory and market trends with respect to compensation at financial institutions and assessing the obligations imposed by the Compensation Ordinance;
– reviewing the approach for compensating employees subject to the ongoing developments in regulations, such as CRD IV regulations;
– overseeing management’s actions relating to the involvement of the risk management function within the performance assessment and compensation process, in particular regarding Covered Employees and MRTC, in line with regulatory guidance; and
– monitoring the link between employee behavior and compensation levels, including any impact of employee misconduct on compensation and the application of malus provisions.
The Compensation Committee chairman maintains an active dialogue with the Group’s principal regulators about compensation governance and plans. In addition, he engages with shareholders and their representatives regarding the compensation policy and plans.
Approval authority
The approval authorities for setting compensation policy and compensation for different groups of employees are defined in the Group’s OGR and the Compensation Committee charter available at www.credit-suisse.com/governance.
Board approval, based on the recommendation of the Compensation Committee, is required to:
– establish or amend the Group’s compensation policy;
– establish or amend the compensation plans;
– determine the pools for the Group and divisions;
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
Determination of variable incentive compensation pools
In determining the pools, the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The primary measure of performance for determining the pools of the Group and business divisions is economic contribution. The methodology to determine the Group and divisional pools also takes into account key performance metrics and certain non-financial criteria, including risk and control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment.
Economic contribution is measured at both the Group and divisional levels as income before taxes and variable incentive compensation expense, after deducting a capital usage charge that is calculated based on regulatory capital. For 2015, regulatory capital was defined for each division as the average of 10% of average divisional >>>Basel III >>>risk-weighted assets and 2.7% of average divisional leverage exposure, reflecting assumptions of increased regulatory requirements. At the beginning of 2015, the leverage exposure requirement stood at 2.4% and was then expected to increase to a minimum of 3.0% by year-end, resulting in the transitional assumption of 2.7% for the full year 2015. Regulatory capital is defined for the Group as the sum of its divisional components. For economic contribution, the Group and divisional results exclude significant litigation provisions and settlements, restructuring expenses, funding valuation adjustments and other significant items as approved by the Compensation Committee. For 2015, the goodwill impairment charge of CHF 3.8 billion, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000, was excluded from the economic contribution calculation on the basis that this impairment charge was not relevant to operating performance for the purposes of determining the pools. The economic contribution calculation for the Group also excludes fair value gains and losses from movements in own credit spreads. This measure of economic contribution considers the profitability of the divisions and the Group and the capital utilized to achieve this profitability. The Compensation Committee intends to achieve a more balanced distribution of economic contribution between employees and shareholders over the long term, subject to Group performance and market conditions.

The pools are determined on an annual basis, and accruals for the divisional and Group-wide pools are made throughout the year. The Compensation Committee regularly reviews the accruals and related financial information and applies adjustments in exceptional circumstances to ensure that the overall size of the pools is consistent with the Group’s compensation objectives. Divisional pools for 2015 were determined based on the revised divisional structure announced on October 21, 2015.
The total amount of the pool for the corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support, but takes into account the Group-wide financial performance, measured in the form of Group economic contribution and qualitative measures. Therefore, employees working in the corporate functions, including those performing control functions, are remunerated independently from the performance of the businesses they oversee and support. As with the business divisions, risk, control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment, are taken into account. After the pool has been determined for the corporate functions, a deduction is applied to the pool of each business division, following a consistent allocation approach, to fund the pool for the employees of the corporate functions.
Once the pools have been set at the Group and divisional levels, each business division allocates its pool to its business areas, based on the same or similar factors as used to determine the divisional pool. Capital usage and risk are factored into the pools as they are allocated within business areas. Through this process, business area managers recognize that capital usage is a significant factor in determining the pool for the business area under their responsibility. The pools are allocated to line managers who award variable incentive compensation to employees based on individual and business area performance, subject to the constraints of the pool size. The corporate functions pool is allocated to the various functions within the corporate functions based on factors such as the achievement of performance objectives, compliance with policies and regulations, and market conditions.
Competitive benchmarking
The assessment of the economic and competitive environment is another important element of the compensation process as the Group strives for market-informed, competitive compensation levels. Internal expertise and the services of compensation consulting firms are used to benchmark compensation levels against relevant peers, taking into account geographical variations. The Compensation Committee is provided with regular reports from the compensation adviser, McLagan, on industry and market trends, including competitor performance and pay trends, throughout the year.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking.
Role of control functions
In order to align profitability and risk when determining annual performance objectives and results, all employees are assessed on a set of business conduct behaviors that include adherence to the Code of Conduct, challenge and escalation, incident reporting, quality assurance and work prioritization. In addition to the annual performance assessment conducted by their line managers, employees who have breached Group policies or procedures are subject to a review process by the Group’s control functions, which impacts decisions regarding individual variable incentive compensation awards. The control functions are independent from the businesses and include General Counsel, Compliance and Regulatory Affairs, Risk Management, Finance, Internal Audit, and Human Resources, Communications & Branding. Disciplinary review committees include the input of the Group’s control functions and make recommendations on disciplinary measures, as necessary. Such measures can include dismissal, as well as the reduction or elimination of the employee’s variable incentive compensation award for the current year and deferred compensation awards from prior years, in line with the applicable malus provisions. The Board’s Audit and Risk Committees are periodically provided with information on the disciplinary cases and may give directional input regarding the appropriateness of disciplinary outcomes. The results of the disciplinary review committees’ assessment and any disciplinary measures are communicated to the Compensation Committee, together with details of any impact on variable incentive compensation.
Covered Employees (including Material Risk Takers and Controllers)
Material Risk Takers and Controllers
MRTC include employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group’s risk profile. The criteria for classifying individuals as MRTC for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees.
Employees meeting one or more of the following criteria are identified as MRTC:
– members of the Executive Board;
– employees who report directly to a member of the Executive Board: i) in the business divisions, these include employees responsible for managing significant lines of business of the Group and members of divisional management committees; and ii) in the corporate functions of Internal Audit, Finance, Risk Management, General Counsel, Compliance and Regulatory Affairs, and Human Resources, Communications & Branding, these include senior control personnel who are responsible for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;
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
– all UK managing directors and other employees, who based on the significance of their functions in the UK and the potential impact of their risk-taking activities on the UK entities meet the “PRA Code Staff” definition of the Group’s UK regulator, the Prudential Regulation Authority (PRA); and
– other individuals, whose roles, individually or as part of a group, have been identified as having a potential impact on the market, reputational or operational risk of the Group.
Compensation process for Covered Employees
A broader group of employees collectively known as Covered Employees are also subject to the compensation processes that apply to MRTC. This population includes all MRTC and all US-based revenue producers in the Global Markets and Investment Banking & Capital Markets divisions. In addition, all branch managers of the US domestic private banking business were included in this population, but they were not eligible for variable incentive compensation for 2015 following the exclusive recruiting agreement with Wells Fargo announced in October 2015.
Covered Employees are subject to heightened levels of scrutiny over the alignment of their performance and compensation. Covered Employees and their managers are required to incorporate risk considerations in their performance objectives and evaluations. This includes specifying the types of risk applicable to the individual employee when setting annual risk objectives, assessing risk performance and subsequently setting risk-adjusted variable incentive compensation. The types of risk considered vary by role and include reputational, credit, market, operational, liquidity, and legal and compliance risks. Risk is assessed in the context of both realized and potential risk outcomes.
Malus provisions
All deferred compensation awards contain provisions that enable the Group to reduce or cancel the awards prior to settlement if the conduct of the individual has a materially detrimental impact on the Group, evidences serious misbehavior or error or is reviewed by the Group’s relevant disciplinary committee.
Additional malus provisions are triggered where the behavior or performance of the individual causes, or could cause:
– a material downturn in the financial performance or regulatory capital base of the Group, or any of its divisions or regions;
– a material failure of risk management, reputational harm, or other similar events; or
– a combination of the above, as determined by the Board at its sole discretion.
Performance share awards contain further provisions that can result in a downward adjustment or cancellation of the full balance of deferred awards, in the event of future negative business performance. These additional provisions can apply regardless of whether the individual employee in question contributed to that performance.
> Refer to “Compensation design” for further information on deferred compensation.
> Refer to “Performance share awards” in Compensation design – Deferred variable incentive compensation instruments for details of these awards and the performance-based malus provisions and to the table “Potential downward adjustments of performance share and STI awards” for specific downward adjustments that may be applied.
Clawback provisions
While malus provisions referenced above only affect deferred awards prior to settlement, regulations enacted by the PRA require additional “clawback” provisions enabling the Group, subject to conditions, to claim back variable incentive compensation even after vesting and distribution to PRA Code Staff.
The clawback provision applies to all variable incentive compensation (including deferred and non-deferred items such as the cash component of variable incentive compensation) granted to PRA Code Staff. The clawback may be enforced by the Group at any time up to seven years from the grant date of the variable incentive compensation in the event that:
– the individual participated in or was responsible for conduct which resulted in significant losses to the Group;
– the individual failed to meet appropriate standards of fitness and propriety, assessed by reference to factors including i) honesty, integrity and reputation; ii) competence and capability and iii) financial soundness;
– there is reasonable evidence of misbehavior by the individual or material error made by the individual; or
– the Group or the relevant business unit suffers a material failure of risk management.
For PRA Code Staff in jurisdictions other than the UK, the Group will, as circumstances deem necessary, pursue the application of the above clawback provisions to the extent permitted under local laws.
Compensation design
The Group’s total compensation approach is comprised of fixed and variable incentive compensation. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice, and fixed allowances for certain employees. Variable incentive compensation is awarded annually and is dependent on Group, divisional and individual performance. The percentage mix between fixed and variable incentive compensation varies according to the employee’s seniority, business and location.
Variable incentive compensation for 2015 was awarded primarily in the form of cash, share-based awards and CCA. Share-based awards and CCA are deferred variable incentive compensation instruments that vest and settle in the future as described further below.

Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.
Fixed Allowances
Fixed allowances are a component of fixed compensation awarded to certain PRA Code Staff and other employees identified as risk-takers under EU regulatory requirements. These fixed allowances are determined based on the role and organizational responsibility of the individuals. Subject to certain conditions, fixed allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the CRD IV. Fixed allowances for 2015 were paid entirely in cash on a non-deferred basis.
Variable incentive compensation and deferral rates
For 2015, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2015 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars, in which case a portion was paid in cash and the balance was deferred, vesting at a later date. The deferred portion was defined by a deferral table whereby the portion of deferred compensation increased with higher levels of total compensation. To enable closer alignment with market practice and local variations, in 2015 two deferral tables were applied: one for the Americas and another for the rest of the world. The deferral rates for 2015 (other than for employees with fixed allowances) ranged from 17.5% to 60% of variable incentive compensation for employees located in the Americas, and 17.5% to 85% of variable incentive compensation for employees located elsewhere. Consequently, the overall level of variable incentive compensation deferred was lower than in 2014, which reduces the financial deferral of expenses for future years and facilitates a more flexible cost base. Consistent with 2014, the amount of variable incentive compensation paid in cash for 2015 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee. For 2015, 43,225 employees received variable incentive compensation, representing 89.7% of total employees, of which 835 were classified as MRTC.
> Refer to the table “Number of employees awarded variable incentive and other compensation” for further information.
Cash
Generally, employees receive the cash portion of their variable incentive compensation at a regular payroll settlement date close to the grant date.
Blocked share awards
To comply with CRD IV requirements, employees who hold key roles in respect of certain Group subsidiaries in the EU receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them as cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to three years from the date of grant, depending on location.

Deferred variable incentive compensation instruments
Share awards
Each share award entitles the holder of the award to receive one Group share at the delivery date. Share awards are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable incentive compensation should be granted in this form.
Share awards vest over three years with one third of the award vesting on each of the three anniversaries of the grant date (ratable vesting). The number of share awards granted was determined by dividing the value of the deferred component of the variable incentive compensation to be granted as share awards by the applicable share price of CHF 19.93, as approved by the Compensation Committee in January 2016. The final value of the share awards is solely dependent on the share price at the time of delivery. While share awards granted between January 1, 2014 and December 31, 2015 do not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents upon vesting. This change in approach is aligned with market practice and ensures that deferred share awards granted to employees carry the same rights and are priced in the same manner as actual Credit Suisse Group AG registered shares. A total of 7,125 employees were granted share awards for 2015.
Performance share awards
Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to explicit performance-based malus provisions. Performance share awards granted for 2015 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2015, or a negative return on equity attributable to shareholders (ROE) of the Group, whichever results in a larger adjustment. For employees in the corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted. Outstanding performance share awards granted in previous years are subject to a negative adjustment in the event of a negative strategic ROE of the Group, which is calculated based on Credit Suisse Core Results, adjusted for the goodwill impairment charge related to the re-organization of the former Investment Banking division. For 2015, the strategic ROE was positive and all divisions achieved positive pre-tax income results. Therefore, there was no negative adjustment applied to the performance share awards in 2015.
The amount of the potential negative adjustment for a loss at the divisional level, which is applicable to all outstanding performance share awards (including the STI awards of Executive Board members who lead business divisions), is shown in the following table.
Potential downward adjustments of performance share and STI awards
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15%)
(2.00)	(30%)
(3.00)	(45%)
(4.00)	(60%)
(5.00)	(75%)
(6.00)	(90%)
(6.67)	(100%)
As in the case of share awards, performance share awards granted between January 1, 2014 and December 31, 2015 do not include the right to receive dividend equivalents, while performance share awards granted after January 1, 2016 include the right to receive dividend equivalents upon vesting. A total of 1,760 employees were granted performance share awards for 2015. Managing directors and almost all employees classified as MRTC received at least 50% of their deferred variable incentive compensation in the form of performance share awards.
Contingent Capital Awards (CCA)
CCA are a form of deferred award that have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market, such as the high-trigger contingent convertible capital instruments. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents; for CCA granted in January 2016, interest rate equivalents are paid until settlement at a rate of 4.23% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) for Swiss franc-denominated awards or 5.41% per annum over the six-month US dollar LIBOR for US dollar-denominated awards. This rate was set in line with market conditions at the time of grant and with existing high-trigger and low-trigger contingent capital instruments that the Group has issued. CCA are not traded in the debt markets. Employees who were awarded compensation in Swiss francs received CCA denominated in Swiss francs, while employees who were awarded compensation in currencies other than Swiss francs received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from grant. However, because CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the >>>fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee.

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and canceled if any of the following trigger events were to occur:
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
The total CCA awarded for 2015 was CHF 226 million and a total of 5,789 employees received CCA for 2015.
Other awards
The Group may employ other compensation plans or programs to facilitate competitive hiring practices and to support the retention of talent. These variations from the standard approach apply to a small population of employees where specific circumstances justify special compensation arrangements. For 2015, this applied to approximately 236 employees. These variations from the standard approach must be approved by the Compensation Committee.
The Group also pays commissions to employees operating in specific areas of the business, in line with market practice. These commissions are calculated based on formulas, and are reviewed regularly to ensure that they remain at competitive levels.
Limitations on share-based awards
The Group prohibits employees from entering into transactions to hedge the value of outstanding share-based awards but allows employees to hedge awards that have already vested. Employee pledging of vested and unvested share-based awards is also prohibited, except with the express approval of the Compensation Committee. The Group generally applies minimum share ownership requirements, inclusive of unvested awards, as follows:
– Employees in divisional management committees: 50,000 shares; and
– Employees in functional management committees: 20,000 shares.
> Refer to “Minimum share ownership requirements” in Executive Board Compensation – Other aspects of Executive Board compensation for further information on minimum share ownership requirements for Executive Board members.
Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2015 and 2014.
Total compensation awarded
For	2015				2014
	Unrestricted		Deferred	Total	Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,714			5,714	5,417		89	5,506
Social security	788		–	788	793		–	793
Other	707	[1]	–	707	657	[1]	–	657
Total fixed compensation	7,209		–	7,209	6,867		89	6,956
Variable incentive compensation (CHF million)
Cash	1,662			1,662	1,653			1,653
Share awards	12		549	561	36		642	678
Performance share awards	–		429	429	–		529	529
Contingent Capital Awards	–		226	226	–		360	360
Other cash awards	–		42	42	–		54	54
Total variable incentive compensation	1,674		1,246	2,920	1,689		1,585	3,274
Other variable compensation (CHF million)
Cash severance awards	35		–	35	176		–	176
Cash-based commissions	222		–	222	220		–	220
Other [2]	27		195	222	13		58	71
Total other variable compensation	284		195	479	409		58	467
Total compensation awarded (CHF million)
Total compensation awarded	9,167		1,441	10,608	8,965		1,732	10,697
of which guaranteed bonuses [3]	–		–	83	–		–	51
1 Includes pension and other post-retirement expense of CHF 359 million and CHF 361 million in 2015 and 2014, respectively.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
3 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Total compensation awarded for 2015 was CHF 10,608 million, down 1% compared to 2014, with lower variable incentive and other compensation partially offset by higher fixed compensation. Total variable incentive compensation awarded for 2015 was CHF 2,920 million, down 11% compared to 2014. The divisional pools for Global Markets and Investment Banking & Capital Markets decreased by more than 30%, a substantial reduction compared to 2014 levels, reflecting the weaker financial performance of these divisions for 2015 compared to 2014. Of the total variable incentive compensation awarded across the Group for 2015, 43% was deferred, compared to 48% in 2014, and subject to certain conditions including future service, performance, market and malus criteria. This reduction in deferral rates is part of an initiative to gradually reduce the amortization impact of deferred compensation on future financial years.
Cash severance awards relating to terminations of employment of CHF 106 million and CHF 189 million were paid in 2015 and 2014 to 760 and 1,552 employees, respectively. Other awards, including replacement awards, sign-on payments and retention awards, of CHF 222 million and CHF 71 million were paid to 925 and 216 employees in 2015 and 2014, respectively.
Number of employees awarded variable incentive and other compensation
	MRTC	[1]	Other employees	2015 Total	MRTC	[1]	Other employees	2014 Total
Number of employees awarded variable compensation
Variable compensation	835		42,390	43,225	801		41,008	41,809
of which cash	602		42,346	42,948	801		41,008	41,809
of which share awards	802		6,323	7,125	789		6,794	7,583
of which performance share awards	783		977	1,760	764		988	1,752
of which Contingent Capital Awards	782		5,007	5,789	767		5,124	5,891
of which other cash awards	61		175	236	63		230	293
Number of employees awarded other variable compensation
Cash severance awards	10		750	760	6		1,546	1,552	[2]
Cash-based commissions	–		396	396	–		357	357
Guaranteed bonuses	7		177	184	9		129	138
Other [3]	50		875	925	13		203	216
1
Excludes individuals who may have been classified as MRTC according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in Global Markets and Investment Banking & Capital Markets, who were classified as Covered Employees by the US Federal Reserve, and PRA Code Staff.

2 Includes employees who received cash severance awards for termination of employment as of December 31, 2014.
3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.

Compensation awarded to Material Risk Takers and Controllers
The 835 employees classified as MRTC were awarded total compensation of CHF 1,396 million for 2015 and total variable incentive compensation of CHF 835 million for 2015, of which CHF 587 million, or 70%, was deferred. MRTC received 50% of their deferred compensation for 2015 in the form of performance share awards or other awards which are subject to performance-based malus provisions.
Compensation awarded to Material Risk Takers and Controllers
For	Unrestricted	Deferred	2015 Total	Unrestricted	Deferred	2014 Total
Fixed compensation (CHF million)
Total fixed compensation	470	–	470	492	–	492
Variable incentive compensation (CHF million)
Cash	248	–	248	191	–	191
Share awards	–	176	176	–	278	278
Performance share awards	–	254	254	–	426	426
Contingent Capital Awards	–	104	104	–	191	191
Other cash awards	–	53	53	–	48	48
Total variable incentive compensation	248	587	835	191	943	1,134
Other variable compensation (CHF million)
Cash severance awards	8	–	8	5	–	5
Cash-based commissions	–	–	–	–	–	–
Other [1]	2	81	83	–	13	13
Total other variable compensation	10	81	91	5	13	18
Total compensation (CHF million)
Total compensation	728	668	1,396	688	956	1,644
of which guaranteed bonuses [2]	2	9	11	2	5	7
1 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
2 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, fixed allowances, variable incentive compensation, benefits and employer taxes on compensation. Variable incentive compensation expense mainly reflects the cash compensation for the current year, amortization of deferred compensation awards granted in prior years, and severance, sign-on and commission payments. Deferred variable incentive compensation granted for the current year is expensed in future periods during which it is subject to future service, performance, malus criteria and other restrictive covenants.
In 2015, total compensation and benefits expenses were 2% higher compared to 2014, mainly driven by higher fixed compensation expenses. Although variable incentive compensation awarded in 2015 decreased 11% compared to 2014, variable incentive compensation expense decreased by 1% compared to 2014 due to the impact of lower deferral rates in 2015.
Group compensation and benefits expense
in	2015						2014
December 31	Current compen- sation		Deferred compen- sation		Total		Current compen- sation		Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,714		37		5,751		5,417		18		5,435
Social security [1]	788		–		788		793		–		793
Other	707	[2]	–		707		657	[2]	–		657
Total fixed compensation expense	7,209		37		7,246		6,867		18		6,885
Variable incentive compensation expense (CHF million)
Cash	1,662				1,662		1,653		–		1,653
Share awards	12		819	[3]	831		36		921	[3]	957
Performance share awards	–		563		563		–		611		611
Contigent Capital Awards	–		430		430		–		214		214
Capital Opportunity Facility Awards	–		16		16		–		13		13
Plus Bond awards	–		22		22		–		36		36
2011 Partner Asset Facility awards [4]	–		2		2		–		7		7
Restricted Cash Awards	–		39		39		–		92		92
Scaled Incentive Share Units [5]	–		–		–		–		(3)		(3)
2008 Partner Asset Facility awards [4]	–		34		34		–		87		87
Other cash awards	6		410		416		–		404		404
Discontinued operations	–		–		–		–		(8)		(8)
Total variable incentive compensation expense	1,680		2,335		4,015		1,689		2,374		4,063
Other variable compensation expense (CHF million)
Severance payments	35		–		35		152		–		152
Commissions	222		–		222		221		–		221
Other	28		–		28		13		–		13
Total other variable compensation expense	285		–		285		386		–		386
Total compensation expense (CHF million)
Total compensation expense	9,174		2,372		11,546	[6]	8,942		2,392		11,334	[6]
1 Represents the Group's portion of employees' mandatory social security.
2 Includes pension and other post-retirement expense of CHF 359 million and CHF 361 million in 2015 and 2014, respectively.
3 Includes CHF 25 million and CHF 19 million of compensation expense associated with replacement share awards granted in 2015 and 2014, respectively.
4 Includes the change in the underlying fair value of the indexed assets during the period.
5 Includes forfeitures.
6 Includes severance and other compensation expense relating to headcount reductions of CHF 89 million and CHF 275 million in 2015 and 2014, respectively.

Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2015 and prior years that were outstanding as of December 31, 2015, with comparative information for 2014. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
in	Deferred compensation			2015	Deferred compensation			2014
	For 2015	For prior-year awards		Total	For 2014	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	521	573	[1]	1,094	643	762	[1]	1,405
Performance share awards	386	165		551	533	231		764
Contingent Capital Awards	259	230		489	418	210		628
Capital Opportunity Facility awards	–	–		–	–	5		5
Plus Bond awards [2]	–	–		–	–	4		4
Adjustable Performance Plan share awards	–	–		–	–	–		–
Adjustable Performance Plan cash awards	–	–		–	–	–		–
Restricted Cash Awards	–	–		–	–	41		41
Other cash awards	42	176		218	55	166		221
Estimated unrecognized compensation expense	1,208	1,144		2,352	1,649	1,419		3,068
1
Includes CHF 59 million and CHF 39 million of estimated unrecognized compensation expense associated with replacement share awards granted to new employees in 2015 and 2014, respectively, not related to prior years.

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
For the period 2011-2013, share delivery obligations were covered mainly through issuances of shares from conditional capital. In the second half of 2013, the Group resumed purchasing shares in the market to cover a portion of its share delivery obligations. In 2014 the majority of the Group’s share delivery obligations was covered through market purchases and in 2015 share delivery obligations were fully covered through market purchases. Currently, the Group intends to cover its future share delivery obligations through market purchases or through the utilization of available conditional capital.
Share-based awards outstanding
At the end of 2015, there were 136.2 million share-based awards outstanding, including 80.3 million share awards and 55.9 million performance share awards.
Holders of all forms of outstanding and unsettled share-based awards were not eligible to participate in the rights offering approved on November 19, 2015, since the rights were only issued in connection with Credit Suisse Group AG registered shares. Consistent with the terms of the Credit Suisse Group AG Master Share Plan, the number of outstanding deferred share-based awards held by each individual was increased by 2.89% to compensate for the proportionate dilution of Credit Suisse Group AG registered shares resulting from the rights offering. The terms and conditions of the adjusted shares were the same as the existing share-based awards.

Subsequent activity
In early 2016, the Group granted approximately 28.8 million new share awards and 21.3 million new performance share awards with respect to performance in 2015. Further, the Group awarded CHF 226 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2016, the Group plans to settle 62.2 million deferred awards from prior years, including 35.3 million share awards and 25.6 million performance share awards. The Group plans to meet this delivery obligation through market purchases or through the utilization of available conditional capital.
> Refer to “Regulatory capital and ratios” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – BIS Capital Metrics for more information.
Value changes of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price, changes in the value of the Capital Opportunity Facility (COF), the 2008 Partner Asset Facility (PAF), CCA and underlying Plus Bond assets or foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by malus provisions related to negative performance in the performance share awards or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Discontinued compensation plans” for further information on COF, CCA, Plus Bond and PAF.
The following table provides a comparison of the fair values of outstanding deferred compensation awards at the end of 2014 and 2015, indicating the value of changes due to implicit and explicit adjustments. For 2015, the change in fair value for the outstanding deferred compensation awards was due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA and Plus Bond assets.
Fair value of outstanding deferred compensation awards
		Change in value
in / end	2014	Implicit	Explicit	2015
Share-based awards (CHF per unit)
Share awards granted for 2012 [1]	25.1	(3.4)	0.0	21.7
Share awards granted for 2013 [2]	25.1	(3.4)	0.0	21.7
Share awards granted for 2014 [3]	16.9	4.8	0.0	21.7
Performance share awards granted for 2012 [1]	25.1	(3.4)	0.0	21.7
Performance share awards granted for 2013 [2]	25.1	(3.4)	0.0	21.7
Performance share awards granted for 2014 [3]	16.9	4.8	0.0	21.7
Cash-based awards (CHF per unit)
2008 Partner Asset Facility awards (PAF)	2.40	0.06	0.00	2.46
Plus Bond awards granted for 2012 [1]	1.42	0.18	0.00	1.60
Contingent Capital Award for 2013 [2]	1.11	0.08	0.00	1.19
Contingent Capital Award for 2014 [3]	1.00	0.26	0.00	1.26
Contingent Capital Award from converted PAF2 award	1.13	0.05	0.00	1.18
Capital Opportunity Facility from converted PAF2 award	1.16	0.07	0.00	1.23
1 Represents awards granted in January 2013 for 2012.
2 Represents awards granted in January 2014 for 2013.
3 Represents awards granted in January 2015 for 2014.

Executive Board compensation
During 2015 there were significant changes to the composition of the Executive Board, with five individuals stepping down and seven individuals becoming Executive Board members. Moreover, in pursuit of a rebalanced business strategy, Credit Suisse announced on October 21, 2015 a substantially revised management and financial reporting structure. Consequently, the previous basis for determining Executive Board compensation, which was based largely on Group and divisional performance against pre-determined targets, could not be applied for the full year. Modifications to the basis for determining variable incentive compensation for 2015 were required, and different approaches were applied to different Executive Board members depending on the amount of time they served on the Executive Board during 2015. This resulted in four categories of Executive Board members and the approaches to determining their respective variable incentive compensation levels are summarized in the table below “Overview of approaches to variable incentive compensation determination in 2015”.
In response to shareholder requests that the Group’s new strategic direction and communicated financial goals be fully reflected in compensation arrangements for the Executive Board, the Compensation Committee initiated a review of the existing compensation design and agreed upon appropriate amendments. Consequently, 2015 also represents a transition period between the compensation structure envisaged in the 2014 Annual Report and the new compensation structure that will be fully implemented for the 2016 performance year. The awards granted for 2015 will include the previous form of STI awards based on the performance during 2015. No LTI awards will be granted for the 2015 transition year. LTI awards are being granted in 2016 in a new form that is not determined by past performance, rather, the amounts ultimately payable will be based on future performance outcomes measured against pre-determined targets over a period of three years from the date of grant, followed by vesting and delivery in three installments over two years on the third, fourth and fifth anniversaries of the grant date. This is to ensure that long-term incentive opportunities of the Executive Board are closely tied to the realization of the new strategic plan and the achievement of the communicated financial goals. The new LTI award is described in more detail in a later section.
>Refer to the chart “Overview of Long-Term Incentive Awards” and “Types of awards” for more details on LTI awards.
All variable incentive compensation recommendations are subject to approval of the Board and are submitted to shareholders as aggregate numbers per proposal for their binding votes at the AGM in April 2016.

| Category | | Approach to determination of variable incentive compensation in 2015 |
|---|---|---|
| **Full year Executive Board members** | ■ James L. Amine<br>■ Romeo Cerutti<br>■ David R. Mathers<br>■ Joachim Oechslin<br>■ Timothy P. O'Hara | ■ Financial and quantitative targets for the first nine months of 2015 as envisaged in the 2014 Annual Report (under the former organizational structure)<br>■ Financial performance in the fourth quarter of 2015<br>■ Qualitative assessment by the Compensation Committee based on input provided by the CEO, taking into account the performance of the business and individual contributions |
| **New joiners appointed to the Executive Board during 2015** | ■ Tidjane Thiam (CEO)[1]<br>■ Pierre-Olivier Bouée[2]<br>■ Peter Goerke[2] | ■ Case by case assessment by the Compensation Committee, based on input provided by the CEO and taking into account the financial performance in the fourth quarter of 2015 and individual contributions<br>■ In the case of the CEO, assessment by the Chairman of the Board (Chairman) and the Compensation Committee taking into account the financial performance in the second half of 2015 as well as individual contribution |
| **Existing employees promoted to the Executive Board during 2015** | ■ Thomas P. Gottstein[2]<br>■ Iqbal Khan[2]<br>■ Helman Sitohang[2]<br>■ Lara J. Warner[2] | ■ Pre-existing performance objectives for the first nine months of 2015, assessment of financial performance for the fourth quarter of 2015 and/or individual contributions, as applicable |
| **Individuals who ceased to be Executive Board members during 2015** | ■ Brady W. Dougan[3]<br>■ Gaël de Boissard[4]<br>■ Hans-Ulrich Meister[4]<br>■ Robert S. Shafir[4]<br>■ Pamela A. Thomas-Graham[4] | ■ Level of awards subject to individually negotiated separation agreements, taking into consideration performance of the firm and contributions by the individuals |

[1] Effective from July 1, 2015.
[2] Appointed on October 21, 2015 with immediate effect.
[3] Ceased to be a member on June 30, 2015.
[4] Ceased to be a member on October 21, 2015.

Performance evaluation and compensation decisions for 2015
In January 2016, the Compensation Committee completed its performance evaluation for 2015 for the Group, and the individual assessments of the Executive Board members. Depending on the Executive Board member’s length of service on the Executive Board, the overall Group financial results were taken into account either by means of the financial performance evaluation against pre-determined targets, or a qualitative assessment in light of business performance, or both.
Individuals who were Executive Board members during the entire year of 2015
Financial performance evaluation under the previous divisional structure for the first nine months of 2015
For the five individuals who were Executive Board members during the entire year of 2015, variable incentive compensation was determined based on pre-determined financial targets under the previous organizational structure until the end of the third quarter of 2015, as well as a qualitative assessment of performance. At the Group level, ROE for the strategic businesses was 10.8%, above the target of 10.5%, while the Group’s strategic cost/income ratio for the nine-month period was 75.7% compared to the target of 73.3%. Excluding the impact of revenue gains from movements in the fair value on own debt of CHF 995 million, the non-strategic businesses recorded a pre-tax loss of CHF 1.9 billion on an annualized basis, compared to the target pre-tax loss of CHF 2.2 billion. In terms of capital reduction targets for the non-strategic businesses, the Group achieved a 28% reduction in risk-weighted assets and a 47% reduction in leverage exposure on an annualized basis, compared to the average year-on-year reduction target of 50%.
In the former Private Banking & Wealth Management division, the cost/income ratio for the nine-month period was 71.6% compared to a target of 69.2%. The non-strategic unit within the Private Banking & Wealth Management division recorded a pre-tax loss of CHF 0.4 billion on an annualized basis, compared to the breakeven pre-tax income target. In terms of capital, the non-strategic unit within Private Banking & Wealth Management reduced risk-weighted assets by 33% and leverage exposure by 27% on an annualized basis, compared to the average year-on-year reduction target of 50%.
The former Investment Banking division achieved a return on regulatory capital of 7.7% for the nine-month period compared to a target of 9.1%, reflecting lower fixed income and underwriting revenues and the challenging market conditions. The non-strategic unit within Investment Banking recorded a pre-tax loss for the period of USD 1.2 billion on an annualized basis, which was a better result than the pre-tax loss target of USD 1.3 billion. In terms of capital reduction targets, the Investment Banking’s non-strategic unit ended the third quarter with a 23% reduction in risk-weighted assets and a 48% reduction in leverage exposure on an annualized basis, compared to the average year-on-year reduction target of 50%.
Overall, the corporate functions were in line with their expense targets for the period.
Overall financial performance and qualitative assessment
The fourth quarter results were impacted by extremely challenging market conditions, as well as significant items such as the goodwill impairment charge triggered by the organizational changes affecting the former Investment Banking division, restructuring costs and litigation provisions. As a result, the financial performance for the full year 2015 was below expectations. Notwithstanding the foregoing, the new Asia Pacific division achieved strong underlying performance as well as net new assets of CHF 17.8 billion. In the Private Banking business within the International Wealth Management division, mandates penetration (i.e., advisory and discretionary mandates as a percentage of assets under management, excluding assets under management from the external asset manager business), increased to 30% for 2015, up from 23% in 2014, driven by the successful execution of key strategic initiatives. The Swiss Universal Bank delivered solid results for 2015, with strong net new assets of CHF 13.8 billion and mandates penetration of 26%, up from 15% in 2014. In terms of the qualitative assessment, the Compensation Committee acknowledged, in particular, the significant individual contributions during the strategic review process and subsequently during the implementation of the new strategic direction. This included the timely alignment of financial reporting to the new management structure as the basis for the fourth quarter of 2015 earnings release and the 2015 Annual Report, as well as preventing undue staff attrition by diligently handling employee relations issues which typically arise during transition periods that involve considerable organizational and management change.
Taking into account the financial performance and qualitative assessment for the full year, the Compensation Committee recommended for this group of Executive Board members, variable incentive compensation for 2015 granted in the form of STI awards (including cash and deferred awards) that was on average 40% below the value of STI awards granted with respect to the prior year. This reflected the weaker profitability indicators for 2015 overall, which were substantially impacted by underperformance in the fourth quarter of 2015.

9M15 performance against targets (applicable to full year members)

| Targets under the previous divisional structure | | Divisional head | | Shared Services head | | 9M15 Performance against targets | | |
|---|---|---|---|---|---|---|---|---|
| | | PB&WM | IB | CFO | Other | Below | Target | Above |
| **Financial performance criteria** | | Weightings [1] | | | | | | |
| **Group** | | | | | | | | |
| ROE (after tax) – strategic results [2] | 10.5% | 30% | 30% | 25% | 25% | | | ● |
| Cost/income ratio – strategic results [2] | 73.3% | – | – | 15% | 20% | ● | | |
| Wind-down of non-strategic units | 50.0% year-on-year reduction of risk-weighted assets and leverage exposure (2.5% weighting for each metric) and achievement of budgeted non-strategic pre-tax income (5% weighting) [3] | – | – | 10% | – | ● | | |
| **Divisional** | | | | | | | | |
| Wind-down of non-strategic units (IB) [4] | 50.0% year-on-year reduction of risk-weighted assets and leverage exposure (2.5% weighting for each metric) and achievement of budgeted non-strategic pre-tax income (5% weighting) | – | 30% | – | – | ● | | |
| Return on regulatory capital (IB) [5] | 9.1% | – | 20% | – | – | ● | | |
| Wind-down of non-strategic units (PB&WM) | 50.0% year-on-year reduction of risk-weighted assets and leverage exposure (2.5% weighting for each metric) and achievement of budgeted non-strategic pre-tax income (5% weighting) | 10% | – | – | – | ● | | |
| Cost/income ratio (PB&WM) | 69.2% | 20% | – | – | – | ● | | |
| Divisional total operating expenses | 2015 budget expenses on a foreign exchange neutral basis | – | – | 10% | 15% | | ● | |

PB&WM – Private Banking & Wealth Management; IB – Investment Banking

[1] The remaining 40% weighting for the 9M15 performance assessment was based on non-financial criteria.

[2] Refer to "Core Results" in II – Operating and financial review in the Credit Suisse Financial Report 3Q15 for further information on strategic results.

[3] Non-strategic pre-tax income is based on reported results, excluding the net revenue gains from the fair value on own debt of CHF 995 million.

[4] Based on reported results in US dollars.

[5] Calculated using income after tax denominated in US dollars; assumes tax rate of 30% and capital allocated based on average of 10% of average risk-weighted assets and 3.0% of average leverage exposure.

Individuals who joined Credit Suisse during 2015 and were appointed to the Executive Board during 2015
For the three individuals who joined Credit Suisse as new employees and were appointed to the Executive Board in 2015, variable incentive compensation was determined by the Compensation Committee, based on performance assessments provided by the CEO which took into account individual contributions and the performance of the overall Group during 2015. The variable incentive compensation recommendation for the CEO with respect to his period in office during 2015 was determined by the Compensation Committee, based on an assessment of his performance conducted by the Chairman of the Board. Notwithstanding the successful implementation of the new management structure that was announced on October 21, 2015, the variable incentive compensation awarded to the Executive Board members who joined Credit Suisse during 2015 was, in aggregate, below target levels, in consideration of the weaker performance of the Group overall in the fourth quarter of 2015.
In addition, Mr. Thiam and Mr. Goerke were granted replacement awards with an aggregate value of CHF 16.2 million as of the date of grant, in the form of deferred share awards to compensate them for the fair value of their deferred awards that were cancelled by their previous employer as a consequence of them joining Credit Suisse during 2015. Deferral periods for the replacement awards mirror the respective terms at the previous employer. In the case of Mr. Thiam, the vesting will take place in 2016, 2017 and 2018.
Individuals who were already employees prior to 2015 and were promoted to the Executive Board during 2015
For existing employees who were promoted to the Executive Board during 2015, the performance assessment of the individual members and determination of variable incentive compensation for the first nine months of the year was based on pre-existing objectives, pursuant to the annual performance appraisal process for employees who do not hold Executive Board positions. For the fourth quarter period, the CEO proposed a level of variable incentive compensation based on a qualitative assessment of each individual’s performance, with due consideration to the financial performance of the business for the fourth quarter of 2015 and individual contributions as applicable. The variable incentive compensation awarded to these Executive Board members for 2015 was lower than their own prior year awards, reflecting the lower performance of all divisions and the Group during 2015 compared to 2014.
Individuals who ceased to be Executive Board members during 2015
The variable incentive compensation paid to the individuals who left the Executive Board during 2015 was negotiated on a case by case basis in separation agreements, taking into account the performance of the business and individual contributions. The variable incentive compensation paid to the five departing members, including the former CEO, was determined at the time the individuals ceased to be members of the Executive Board, and totaled CHF 21.0 million, awarded in the form of deferred cash, CCA and deferred share awards. In addition to the amounts disclosed in the table below, individuals who stepped down from the Executive Board during 2015 and subsequently assumed a new role within the Group received in 2015 aggregate compensation of CHF 4.5 million for the period from the time they ceased to be Executive Board members until December 31, 2015. The Group plans to continue to disclose subsequent payments to former Executive Board members, including those related to non-compete arrangements pursuant to the Group’s AoA.
2015 total compensation of the CEO and highest paid Executive Board member
In its recommendation to the Board regarding variable incentive compensation for the CEO Mr. Thiam, the Compensation Committee, in consultation with the Chairman, considered his excellent contribution since joining the firm, including the design and implementation of a new management structure, strengthening of the capital base of the Group and the design of a new strategy with the goals of further increasing the capital base, rebalancing the businesses and returning capital to shareholders. Notwithstanding these achievements, Mr. Thiam requested that his target level of compensation discussed at the time he joined Credit Suisse be reduced by 40%, given the weaker financial performance of the Group during 2015. The Board approved the recommendation of the Compensation Committee to reduce the variable incentive compensation award to Mr. Thiam per his request and despite his excellent performance. A total STI award of CHF 2.86 million, composed of 40% cash and 60% CCA vesting on the third anniversary of the grant date, was awarded to Mr. Thiam for his time of employment from June 22, 2015 to December 31, 2015.
The highest paid Executive Board member in 2015 was Robert Shafir, who was a member of the Executive Board from January 1, 2015 to October 21, 2015. For 2015, Mr. Shafir was awarded a total STI award of CHF 6.3 million, composed of 50% cash and 50% CCA vesting on the third anniversary of the grant date. In determining this level of award, the Compensation Committee took into account the contribution made by Mr. Shafir to the Group during his roles as both Co-Head of the former Private Banking & Wealth Management division and CEO for the Americas region. The Compensation Committee also recognized the support that he provided to establish the new strategy for the Group and the execution of an agreement to transfer the US domestic private banking business to Wells Fargo.
Executive Board compensation for 2015 (audited)
	Variable compensation				Fixed compensation
in	STI awards (Cash)	STI awards (Deferred)	[1]	Total variable compen- sation	Salaries and fixed allowances	Dividend equivalents	[2]	Pension and similar benefits and other benefits	[3]	Total fixed compen- sation	Total compen- sation	[4,5]
2015 (CHF million, except where indicated; does not include replacement awards)
17 members	13.93	20.65		34.58	27.87	0.51		1.23		29.62	64.20
% of total compensation	22%	32%			43%
of which joiners and leavers during 2015 (12 individuals)	11.41	16.42		27.83	15.27	0.28		0.64		16.19	44.02
% of total compensation	26%	37%			35%
of which highest paid: Rob Shafir	3.15	3.15		6.30	1.54	0.03		0.01		1.58	7.88
% of total compensation	40%	40%			20%
of which CEO: Tidjane Thiam	1.14	1.71		2.86	1.58	–		0.13		1.71	4.57
% of total compensation	25%	38%			35%
1
STI awards for 2015 comprise CHF 11.4 million Contingent Capital Awards, CHF 8.7 million performance shares as well as CHF 0.55 million granted as blocked shares and performance shares to the Executive Board members who were categorized as PRA Code Staff, including an Executive Board member who is no longer on the Executive Board. The applicable Group share price for all share awards was CHF 19.93.

2
Share awards granted prior to January 1, 2014 carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years and were delivered in cash, consistent with dividends paid on actual shares.

3
Other benefits consist of housing allowances, expense allowances and relocation allowances. For the total compensation awarded to members of the Executive Board, the Group made payments of CHF 5.8 million in 2015 and CHF 4.3 million in 2014 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

4
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2015, compensation relating to the period during which they were members of the Executive Board is included in the table above. Compensation for Mr. Thiam includes compensation relating to the period from June 22, 2015 to December 31, 2015; compensation for Mr. Shafir relates to the period from January 1, 2015 to October 21, 2015.

5
Replacement awards in the form of share awards were granted to Mr. Thiam and Mr. Goerke with the value at grant of CHF 14.3 million and CHF 1.9 million, respectively, to compensate them for the cancellation of deferred awards by their previous employer. Valued at the closing share price of CHF 14.21 on March 17, 2016, the replacement awards amount to CHF 9.6 million and CHF 1.1 million, respectively. These one-time replacement awards do not form part of the compensation in the table above. Considering these payments with their value at grant, the total compensation of the Executive Board and the CEO in 2015 amounted to CHF 80.4 million and CHF 18.9 million, respectively.

Executive Board compensation for 2014 (audited)
	Variable compensation						Fixed compensation
in	Cash	Value of STI awards		Value of LTI awards	[1]	Total variable compen- sation	Salaries and fixed allowances	Dividend equivalents	[2]	Pension and similar benefits and other benefits	[3]	Total fixed compen- sation	Total compen- sation	[4]
2014 (CHF million, except where indicated)
11 members	7.94	13.98	[5]	17.18		39.10	19.45	2.98		2.53		24.96	64.06
% of total compensation	12%	22%		27%			30%
of which CEO: Brady W. Dougan	1.52	2.28		3.05		6.85	2.50	0.32		0.03		2.85	9.70
% of total compensation	16%	24%		31%			26%
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
5
STI awards for 2014 comprise CHF 13.15 million performance shares as well as CHF 0.83 million granted as blocked shares and performance shares to the Executive Board members who were categorized as PRA Code Staff, including an Executive Board member who is no longer on the Executive Board. The applicable Group share price for all share awards was CHF 20.21.

Compensation structure in 2015
The annual 2015 base salary was CHF 3.0 million for the CEO, CHF 2.0 million or the equivalent amount in local currency for Executive Board members based in Switzerland and Singapore, and USD 2.0 million for Executive Board members based in the US and the UK. Individuals who were appointed to the Executive Board during 2015 received a base salary at these levels on a pro-rata basis with effect from the time of appointment to the Executive Board. Base salaries and fixed allowances paid in 2015 are fully in line with the overall amount of fixed compensation approved by the shareholders for members of the Executive Board at the 2015 AGM.
Three of the individuals who served on the Executive Board during part or all of 2015 were PRA Code Staff for 2015. A portion of their compensation was awarded as a fixed allowance, which was taken into consideration when variable incentive compensation was determined.
Under the compensation structure envisaged in the 2014 Annual Report, variable incentive compensation for Executive Board members was to be awarded in the following components:
– 50% as STI awards in the form of immediate cash as well as CCA vesting on the third anniversary of the grant date;
– 50% as LTI awards in the form of share awards, vesting on the third, fourth and fifth anniversaries of the grant date, subject to pre-determined performance vesting conditions.
However, under the redesigned compensation structure as outlined below, only the STI award will be linked to the performance of the preceding financial year. Accordingly, 50% of variable incentive compensation that would have been otherwise awarded based on the financial and non-financial performance assessment for 2015 was granted as STI awards for the Executive Board members serving in 2015. The components of the STI awards are 40% immediate cash awards and 60% CCA awards vesting on the third anniversary of the grant date. For PRA Code Staff and individuals who ceased to be members of the Executive Board during 2015, a portion of their STI awards was granted in the form of deferred performance share awards. Unrelated to the financial performance in 2015, it is proposed to grant members of the Executive Board serving in 2016 LTI awards in the new form aligned with the Group’s new strategic direction and subject to future performance metrics as defined for the three full year period from 2016 to 2018, followed by phased vesting and delivery in three installments over two years on the third, fourth, and fifth anniversaries of the grant date.
> Refer to the chart “Overview of Long-Term Incentive Awards” and “Types of awards” for more details.
Although the overall cap on total Executive Board incentive compensation of 2.5% of strategic Group net income envisaged in the 2014 Annual Report was not a constraint in 2015, this cap was not applied given the changes to the Group’s organizational structure. Under the redesigned compensation structure, the overall cap will no longer be applicable.

Redesigned compensation structure and new awards in 2016
As indicated above, material amendments have been made to the Executive Board compensation design in order to reflect the new organizational structure of Credit Suisse, the revised objectives set by the new management and shareholders’ feedback. For 2016, base salaries will be kept at the same levels as set in the previous year, however the method of determining variable incentive compensation levels and the form of the awards to be granted have been redesigned to provide a more direct link between pay and performance, with compensation awarded based on the achievement of strategic targets. Previously, the total level of variable incentive compensation was first determined by the preceding year’s performance assessment, subject to caps expressed as a multiple of base salary, and the amount determined would then be divided and granted in the form of various awards. Under the new structure, the variable incentive compensation opportunity with respect to each individual Executive Board member will be clearly pre-defined and communicated based on market competitive compensation for the role. The variable incentive compensation will be awarded in the form of a short-term incentive opportunity (STI Opportunity) and a long-term incentive opportunity (LTI Opportunity). Each component is expressed as a percentage of base salary, and the maximum payout in each case may not exceed 100% of the opportunity. Due to the importance of achieving the firm’s long-term business objectives, approximately two-thirds of total variable incentive compensation will be granted as LTI awards in the form of deferred share awards as described further below.
The combined maximum opportunity of the STI and LTI will be below the maximum payout levels that were achievable under the previous structure. Under the 2016 structure, the combined STI Opportunity and LTI Opportunity for the CEO is a multiple of four times base salary, and the maximum variable incentive compensation plus base salary is CHF 15.0 million, as shown in the table “2016 Executive Board compensation structure”. Under the previous structure, the maximum aggregate cap on variable incentive compensation for the CEO was a multiple of six times base salary, equivalent to a maximum variable incentive compensation plus base salary of CHF 17.5 million, as shown in the table “Executive Board compensation under the previous organizational structure (as envisaged in the 2014 Annual Report)”. Similarly for Executive Board members, the combined STI and LTI opportunity levels range from two to five and a half times base salary depending on the member’s role and function, and the maximum variable incentive compensation plus base salary is CHF 13.0 million, compared to CHF 15.9 million under the previous structure.
2016 Executive Board compensation structure
	Executive Board members				CEO
	Range of opportunity levels (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)	Max opportunity (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)
Short-term incentive award (includes cash salary)	0.75 – 2.25	2.00	4.50	6.50	1.50	3.00	4.50	7.50
Long-term incentive award	1.25 – 3.25	–	6.50	6.50	2.50	–	7.50	7.50
Total	2.00 – 5.50	2.00	11.00	13.00	4.00	3.00	12.00	15.00
Executive Board compensation under the previous organizational structure (as envisaged in the 2014 Annual Report)
	Executive Board members				CEO
	Range of cap levels (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)	Cap level (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)
Cash	0.40 – 1.30	1.50	1.95	3.45	0.80	2.50	2.00	4.50
Short-term incentive award	0.60 – 1.90	–	2.85	2.85	1.20	–	3.00	3.00
Long-term incentive award [1]	2.00 – 6.40	–	9.60	9.60	4.00	–	10.00	10.00
Total	3.00 – 9.60	1.50	14.40	15.90	6.00	2.50	15.00	17.50
1 For the previous LTI awards, the amount payable at vesting of each installment was subject to an overall cap of 200% of the initial LTI award value.

Target and maximum opportunity levels are determined based on benchmark market levels of compensation for each role provided by the external compensation adviser, McLagan, in December 2015. The actual payout levels for each component will be determined by threshold, target and maximum pay levels which are directly linked to performance criteria and targets, further emphasizing the principle of “pay for performance”. Whereas the STI award is based on past year performance and designed to reward the achievement of annual objectives, the LTI award is structured to reward the achievement of the long-term business plan, providing closer alignment with the long-term target returns of shareholders. Accordingly, the LTI award is subject to performance vesting over three financial years (performance cycle) followed by delivery in three installments over two years on the third, fourth and fifth anniversaries of the grant date. The final payout levels of the STI award are determined by a combination of quantitative and qualitative criteria as approved by the Board at the beginning of the financial year, whereas the final payout amount of the LTI award is based on a combination of Total Shareholder Return (TSR) as a market-determined metric and internal key performance metrics, measured over a three-year period. In the interest of transparency and in order to allow shareholders to assess the relationship between performance and pay, the pre-determined targets for the STI and LTI awards and the actual achievements against such targets will be disclosed in the Compensation Report at the end of the respective performance cycles. Further details on the elements of the STI and LTI awards are provided in the tables “Overview of 2016 Short-Term Incentive Awards” and “Overview of Long-Term Incentive Awards” below, and in the section “Types of awards”. These elements apply to all Executive Board members, except to one member, who is considered PRA Code Staff and subject to the regulations of the PRA and the European Banking Authority (EBA). Accordingly, adjustments will be made to the compensation structure with respect to this Executive Board member in order to comply with the rules and requirements of the PRA and EBA.

# Overview of 2016 Short-Term Incentive Awards

## Key features

- Rewards achievement of annual objectives of the Group and the divisions
- Maximum opportunity is expressed as a percentage of base salary and may not exceed this level
  – For 2016, the maximum opportunity range is between 75% and 225% of base salary
- Payout levels determined by quantitative and qualitative performance objectives, and defined as % of total opportunity:
  – Maximum performance: 100%
  – Target performance: 80%
  – Threshold performance: 25%
  – Below threshold: 0%
- Delivery as 50% immediate cash payment and 50% deferred cash vesting on third anniversary of grant date
- For PRA Code Staff, delivery is as follows:
  – 20% immediate cash payment
  – 20% immediate Credit Suisse Group AG registered shares, subject to blocked period of six months
  – 60% deferred cash vesting on third anniversary (of which 50% in the form of shares)

## Performance Criteria

| Performance criteria and weighting (%) | CEO | Divisional Head | Functional Head |
|---|---|---|---|
| **Quantitative criteria: Group level** (adjusted[1] pre-tax income, CET1 capital ratio, CET1 leverage ratio) | 70% | 21% | 70% |
| **Quantitative criteria: Divisional level** (adjusted[1] pre-tax income, net new assets, risk-weighted assets, leverage exposure, adjusted[1] return on capital) | – | 49% | – |
| **Qualitative criteria** (delivery of strategic initiatives, leadership/culture, compliance) | 30% | 30% | 30% |

## Delivery and Vesting Timeline (Example of 2016 award granted in January 2017)

2016
2017
2018
2019
2020
STI measurement period
STI Cash: 50% payable in the first quarter of 2017
STI Deferred Cash: 50% payable in the first quarter of 2020
STI Award

# Overview of Long-Term Incentive Awards

## Key features

- Rewards achievement of long-term business plan and long-term returns for shareholders
- Maximum opportunity is expressed as a percentage of base salary taking into account role, market experience and geography
  - For 2016, the maximum opportunity range is between 125% and 325% of base salary
- Payout levels subject to threshold, target and maximum performance outcomes measured against predetermined Group and divisional targets over three years:
  - Maximum performance: 100%
  - Target performance: 80%
  - Threshold performance: 25%
  - Below threshold: 0%
- Payout levels with respect to Total Shareholder Return ranking are shown in the chart "Payout levels (TSR)"
- Delivery in the form of shares with performance vesting three years from grant date and delivery in three equal tranches on the third, fourth and fifth anniversaries of the grant date

## Performance Criteria

| Performance criteria and weighting (%) | CEO | Divisional Head | Functional Head |
|---|---|---|---|
| **Group level metrics** | **100%** | **80%** | **100%** |
| Total Shareholder Return (TSR) | 40% | 40% | 40% |
| CET1 ratio | 13.3% | 13.3% | 13.3% |
| CET1 leverage ratio | 13.3% | 13.3% | 13.3% |
| Cost target (CHF bn) | 13.3% | 13.3% | 13.3% |
| Operating free capital generated | 20% | – | 20% |
| **Divisional level metrics** | **–** | **20%** | **–** |
| Adjusted[1] pre-tax income, risk-weighted assets, leverage exposure, adjusted[1] return on capital | | | |

## Payout levels (TSR)

**(CSG TSR ranked vs peers[2])**

100
75
50
25
0
Payout Level (%)
0%
10%
25%
50%
75%
100%
#17–19
#14–16
#11–13
#8–10
#5–7
#1–4
Achievement Level – Ranking vs Peers

## Example of 2016 LTI Award

2016
2017
2018
2019
2020
2021
LTI measurement period
LTI shares: 1/3 vest in Jan 2019
LTI shares: 1/3 vest in Jan 2020
LTI shares: 1/3 vest in Jan 2021
LTI Award

[2] See "Types of awards" for complete list of peer group.

Utilization of Executive Board compensation approved at the 2015 AGM
At the 2015 AGM, shareholders approved an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2015 AGM to the 2016 AGM of no more than CHF 32 million. Fixed compensation includes base salaries, fixed allowances, dividend equivalents, pension and similar benefits, as well as any replacement awards granted to new Executive Board members during this period. In line with the Compensation Ordinance and as specified in the AoA, a further 30% of this approved amount, or CHF 9.6 million, may be paid as fixed compensation to new Executive Board members. Of this additional amount, CHF 2.2 million was used to fund a portion of the replacement award granted to Peter Goerke and salary paid to Tidjane Thiam. By the time of the 2016 AGM, a total of CHF 34.2 million will have been paid to Executive Board members, of which CHF 22.5 million relates to the individuals who were members of the Executive Board at the time of the 2015 AGM, and CHF 11.7 million relates to individuals who became members of the Executive Board during 2015.
Executive Board compensation proposed for approval at the 2016 AGM
Pursuant to the Compensation Ordinance and the AoA, the AGM approves on an annual basis the compensation of the Executive Board, based on a proposal by the Board. The Board may propose that a maximum aggregate amount or maximum partial amounts of compensation components for the Executive Board be approved at the AGM in advance or retroactively for the defined period described in the proposal. Accordingly, the Board will submit the following proposals to the shareholders at the 2016 ordinary AGM:
Approval of the Executive Board aggregate short-term incentive compensation for the 2015 financial year
The Board proposes that the shareholders approve an aggregate amount of STI compensation to be awarded to members of the Executive Board for the financial year 2015 of CHF 34.58 million. The total amount is comprised of cash, CCA and deferred share awards and reflects the performance achieved for 2015, as specified in the sections “Performance evaluation and compensation decisions for 2015”. The proposed amount excludes any legally required employer contributions to social security systems.

Approval of the Executive Board aggregate fixed compensation for the period from the 2016 AGM to the 2017 AGM
The Board proposes to approve an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2016 AGM to the 2017 AGM of no more than CHF 33.0 million. The total amount of fixed compensation is comprised of base salaries, fixed allowances for members of the Executive Board qualifying as PRA Code Staff, dividend equivalents (payable for unvested deferred share awards granted before 2014 only), and pension and similar benefits. The proposed amount excludes any legally required employer contributions to social security systems.
Approval of the Executive Board aggregate long-term incentive compensation for 2016
The Board proposes that the shareholders approve an aggregate amount of LTI compensation to be granted to members of the Executive Board for the 2016 financial year of no more than CHF 49.0 million. The total amount is comprised of deferred LTI awards subject to performance measurement over the financial years 2016, 2017 and 2018, followed by two years of phased vesting and delivery in three installments on the third, fourth and fifth anniversaries of the grant date, as specified in the section “Redesigned compensation structure and new awards in 2016” and the chart “
Overview of Long-Term Incentive Awards”.
Types of awards
2015 Short-Term Incentive (STI) Cash Awards
STI cash awards are payable in cash after grant. The awards are intended to recognize the Executive Board members’ performance for the most recent prior year.
2015 Short-Term Incentive (STI) Deferred Awards
The deferred component of STI awards granted with respect to performance for 2015 was in the form of CCA and performance share awards.
> Refer to “Contingent Capital Awards (CCA)” and “Performance share awards” in Group compensation – Compensation design – Deferred variable incentive compensation instruments for a detailed description of CCA and performance share awards.
2016 Short-Term Incentive (STI) Awards
From 2016 onwards, the STI Opportunity represents the maximum amount payable, and the final amount paid out is based on quantitative and qualitative performance compared to pre-determined objectives. The quantitative criteria will be based on Group targets for the CEO and functional heads, and a combination of Group and divisional targets for divisional heads. Quantitative criteria will account for 70% of the performance assessment, while the remaining 30% weighting will be based on qualitative criteria. For each of the quantitative and qualitative criteria, the Board has approved “Threshold”, “Target” and “Maximum” achievement levels for the 2016 financial year, corresponding with payouts of 25%, 80% and 100% of the maximum opportunity amount, respectively. The STI award will be granted in the form of a full cash award, with 50% immediate payment and 50% deferred cash vesting on the third anniversary of the grant date. Further details are shown in the chart “Overview of 2016 Short-Term Incentive Awards” above.
For Executive Board members who are regarded as PRA Code staff, a portion of the STI Cash Awards payable at grant are awarded in the form of Credit Suisse Group AG registered shares, subject to a blocked period of six months, and a portion of the deferred STI Awards may be granted as share awards to ensure that the compensation granted is compliant with the regulatory requirements.
2016 Long-Term Incentive (LTI) Awards
The new form of the LTI Opportunity is structured to reward the achievement of the long-term business plan and the long-term target returns for shareholders. The initial size of the LTI Opportunity is determined at a level that, when combined with the base salary and STI Opportunity for the same calendar year, represents a competitive level of total compensation for the role of the particular Executive Board member in line with market levels. The initial LTI Opportunity will be defined as a number of Credit Suisse Group shares calculated on the basis of the Credit Suisse Group share price at the time of grant. The subsequent payout of the LTI award will be based on performance outcomes over a period of three years from the year of grant. The distribution of the award takes place on the third, fourth and fifth anniversaries of the grant date.
The performance metrics and payout at various levels of performance are detailed in the chart “Overview of Long-Term Incentive Awards” above. For all Executive Board members, vesting and payout of LTI awards is subject to performance against four Group level metrics, i.e., TSR, CET1 ratio, CET1 leverage ratio, and a cost target. These four metrics represent an 80% weighting. For the CEO and functional heads, the remaining 20% weighting is based on operating free capital generated. For divisional heads, the operating free capital generated metric is replaced by metrics specific to their division, i.e., adjusted pre-tax income, risk-weighted assets, leverage exposure, and adjusted return on capital, which form the remaining 20% weighting. Adjusted results are non-GAAP financial measures that exclude Strategic Resolution Unit activities, goodwill impairment, restructuring expenses, real estate transactions, deconsolidation, business sales, significant litigation expenses and the impact from fair value on own debt. For the purposes of evaluating the Executive Board’s contribution to the achievement of satisfactory financial results for the Group, the Compensation Committee considers the adjusted results to be a more accurate reflection of operating results and therefore a more appropriate basis for the purposes of establishing compensation.
In terms of the TSR metric, a group of 18 peers have been chosen based on size, geographic scope and business mix, to provide the benchmark for comparison of performance. This group consists of Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, Royal Bank of Scotland, Société Générale, Standard Chartered, and UBS. Relative TSR will be measured based on a ranked approach and a payout level of 100% requires a Credit Suisse Group TSR ranking within the top four of the peer group, whereas a ranking of eight to ten would result in a payout level of 50%.
> Refer to the “Payout levels (TSR)” in the chart “Overview of Long-Term Incentive Awards” for more details on payout levels with respect to rankings.
For each of the internal financial targets at Group and divisional level, the Board has approved “Threshold”, “Target” and Maximum” achievement levels over the 2016-2018 performance cycle, which would result in payouts of 25%, 80%, and 100% of the maximum opportunity amount, respectively.
Malus and clawback provisions
All deferred compensation awards of Executive Board members are subject to the same malus provisions as other employees. All variable incentive compensation granted to PRA Code Staff is also subject to clawback.
>Refer to “Malus provisions” and “Clawback provisions” in Group compensation for more information.
Other aspects of Executive Board compensation
Minimum share ownership requirements
The Group applies minimum share ownership requirements for members of the Executive Board as follows:
– CEO: 350,000 shares; and
– Other Executive Board members: 150,000 shares.
The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards. All affected executive employees are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of vested and unvested share-based awards. Pledging of unvested deferred awards by Executive Board members is also not permitted unless expressly approved by the Compensation Committee.
Cash settlement of share awards
The terms of all past and future share-based awards granted to the Executive Board were amended in 2014 to enable election of settlement in cash or shares. The Executive Board members are permitted to elect, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population. This change does not affect deferred share-based awards granted to non-Executive Board members as of December 31, 2015, which will continue to be settled in the form of Group shares.
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
Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees or other forms of compensation were paid to former members of the Executive Board who no longer provided services to the Group during 2015.

Executive Board shareholdings and loans
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest, as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2015.
The value of share-based compensation awards granted to Executive Board members in prior years varies depending on the Group share price and other factors influencing the fair value of the award. The cumulative value of these unvested share-based awards as of December 31, 2015 was on average 3.0% lower than at the grant date value of the awards.
As of December 31, 2015, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years were the 2008 PAF, the Plus Bond awards, the COF, CCA and the 2012 and 2013 LTI awards. The cumulative value of such cash-based awards at their grant dates was CHF 37.6 million compared to CHF 41.0 million as of December 31, 2015.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Value of unvested awards at grant (CHF)	Value of unvested awards as of December 31 (CHF)
2015
Tidjane Thiam	–		677,368	677,368	14,322,470	14,692,112
James L. Amine	118,982		601,098	720,080	13,448,466	13,037,816
Pierre -Olivier Bouée	–		73,307	73,307	1,885,249	1,590,029
Romeo Cerutti	219,539		122,417	341,956	2,727,390	2,655,225
Peter Goerke	–		79,034	79,034	1,843,536	1,714,247
Thomas Gottstein	–		98,344	98,344	2,174,771	2,133,081
Iqbal Khan	13,358		99,516	112,874	2,098,706	2,158,502
David R. Mathers	35,063		215,170	250,233	4,793,822	4,667,037
Joachim Oechslin	17,099		97,982	115,081	2,124,889	2,125,230
Timothy P. O’Hara	29,079		579,567	608,646	13,521,795	12,570,808
Helman Sitohang	5,992		406,124	412,116	9,145,242	8,808,830
Lara Warner	29,313		158,244	187,557	3,658,283	3,432,312
Total	468,425		3,208,171	3,676,596	71,744,619	69,585,229
2014
Brady W. Dougan	641,334		326,139	967,473	8,074,202	8,179,566
James L. Amine	79,131		522,755	601,886	13,505,094	13,110,695
Gaël de Boissard	249,617		506,289	755,906	13,485,853	12,697,728
Romeo Cerutti	96,887		169,842	266,729	4,158,932	4,259,637
David R. Mathers	32,146		287,055	319,201	7,031,063	7,199,339
Hans-Ulrich Meister	318,484		321,385	639,869	7,948,267	8,060,336
Joachim Oechslin	–		64,060	64,060	1,595,094	1,606,625
Timothy P. O’Hara	–		664,016	664,016	17,154,283	16,653,521
Robert S. Shafir	617,053		386,794	1,003,847	9,439,287	9,700,794
Pamela A. Thomas-Graham	–		158,139	158,139	3,857,930	3,966,126
Total	2,034,652		3,406,474	5,441,126	86,250,005	85,434,367
1 Includes shares that were initially granted as deferred compensation and have vested.

Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2015, 2014 and 2013, outstanding loans to Executive Board members amounted to CHF 26 million, CHF 5 million and CHF 10 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2015 was three and seven, respectively, and the highest loan outstanding was CHF 8 million to Thomas Gottstein.
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
> Refer to “Banking relationships with Board and Executive Board Members and related party transactions” in Corporate Governance for further information.
Board of Directors compensation
Governance
The governance of the compensation to members of the Board is set forth in the AoA and in the OGR. The annual compensation paid to members of the Board, including the Chairman, is approved by the Board, based on the recommendation of the Compensation Committee for the period from the current AGM to the following year’s AGM. The total aggregate amount of Board compensation is subject to approval by the shareholders pursuant to the Compensation Ordinance. In the case of the Chairman’s compensation and the additional fees for the committee chairmen, the Board member concerned does not participate in the recommendation involving his or her own compensation.
Changes to the Board composition in 2015
At the 2015 AGM, Anton van Rossum and Jean-Daniel Gerber stepped down from the Board and Seraina Maag was elected as a new member of the Board.
Basis of determining compensation for the Board
Board members are compensated on the basis of fees, which reflect the respective Board member’s role, time commitment and scope of responsibility on the Board. The fee amounts are set at levels to attract and retain highly qualified and experienced individuals, taking into consideration levels at comparable leading Swiss companies. Except for the full-time Chairman, all members of the Board receive an annual base board fee of CHF 250,000.
As shown in the table below, Board members also receive annual committee fees for each committee membership.
Fees paid to Board members are in the form of cash and Group shares, which are blocked and non-transferable for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders. These fees are paid in arrears in two equal installments.
Membership fees
Membership	Annual fee (in CHF)
Board of Directors – base fee	250,000
Audit Committee	150,000
Chairman's and Governance Committee	100,000
Compensation Committee	100,000
Risk Committee	100,000
Compensation of the Chairman
The Chairman’s role is a full time appointment, for which he is paid an annual base board fee of CHF 3.0 million in cash (12 monthly payments) plus a chair fee of CHF 1.5 million in Group shares and contributions to the Group pension fund. For the period from the 2015 AGM to the 2016 AGM, the Chairman proposed to voluntarily waive his chair fees of CHF 1.5 million, in consideration of the Group’s weaker financial performance in 2015, and this proposal was approved by the Board in the context of determining compensation. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging with the CEO and senior management, as well as with external stakeholders. The Chairman coordinates the Board’s activities, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the shareholder meetings and takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, and other stakeholders. Moreover, he is a member of several Swiss and international industry associations on behalf of the Group, including the Swiss Bankers Association, the Swiss Finance Council, the Institute of International Finance and the European Banking Group.

Compensation of the Lead Independent Director and the Vice-Chairs
Noreen Doyle, as Lead Independent Director and Vice-Chair, and Richard E. Thornburgh as Vice-Chair do not receive additional compensation for these roles. Both individuals are members of the Chairman’s and Governance Committee, however, for which they receive an annual committee fee of CHF 100,000.
Compensation of the committee chairmen
Jean Lanier, Richard E. Thornburgh and John Tiner, each in the role of committee chairman of the Compensation, Risk and Audit Committees, respectively, receive chair fees, reflecting the greater responsibility and time commitment required to perform the role of a committee chairman, which is considered to be a significant part-time role. For 2015, the chair fee was CHF 200,000 for the chairman of the Compensation Committee, CHF 641,667 for the chairman of the Audit Committee and CHF 583,333 for the chairman of the Risk Committee. These fees are fixed in advance and are not linked to the Group’s financial performance. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees consider the engagement of the three committee chairmen throughout the year with global regulators, shareholders, the business divisions and Corporate Functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee chairmen, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee chairman and large shareholders and shareholder groups, as well as with regulators. The Audit Committee chair fee also considers the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings (e.g. 18 meetings and calls held during 2015) and the Audit Committee chairman’s supervisory role over the Internal Audit function. The Head of Internal Audit has a direct reporting line to the Audit Committee chairman and is required to deliver regular reports to the Audit Committee. The Risk Committee chair fee considers the regular interaction required between the Risk Committee chairman and the Group chief risk officer and other senior managers in the risk management function, as well as his oversight role over the strengthened Credit Risk Review function, which reports directly to him since 2015.
> Refer to the table “Members of the Board and Board committees” in Corporate Governance – Board of Directors for further information.
> Refer to “Credit Risk Governance” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.
Compensation of Board members serving on subsidiary boards
Several Board members also serve as members on the boards of Group subsidiary companies. This practice is consistent with the Group’s legal entity governance principles, which aim to foster a close alignment of the Group’s governance practices and those of its significant subsidiary companies. These board members are Noreen Doyle, chair of the UK subsidiaries Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), Richard E. Thornburgh, chair of Credit Suisse Holdings (USA) Inc. and board member and risk committee chair of CSI and CSSEL, and John Tiner, board member of Credit Suisse Holdings (USA) Inc. Board members receive separate fees for serving on subsidiary boards, in addition to their Board fees, which are paid in cash. These fees are approved by the respective subsidiary boards and are subject to ratification by the Board and included in the total amount of compensation to members of the Board proposed for approval by shareholders at the AGM.
Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2015.

Board compensation for 2015 (audited)
in	Base board fee	Committee fee	Chair fees	Subsidiary board fees	Total compen- sation	[1]	Awarded in cash	% of total compen- sation	Awarded in Group shares	[2]	% of total compen- sation
2015 (CHF)
Urs Rohner, Chairman [3]	3,000,000	–	–	–	3,225,956		3,225,956	100%	–		0%
Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–	250,000		125,000	50%	125,000		50%
Iris Bohnet [4,5]	250,000	100,000	–	–	369,783		194,783	53%	175,000		47%
Noreen Doyle [4,6]	250,000	250,000	–	280,000	780,000		530,000	68%	250,000		32%
Andreas N. Koopmann [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Jean Lanier, Chairman of the Compensation Committee [4,7]	250,000	200,000	200,000	–	650,000		325,000	50%	325,000		50%
Sereina Maag [4]	250,000	150,000	–	–	400,000		200,000	50%	200,000		50%
Kai S. Nargolwala [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Severin Schwan [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
Richard E. Thornburgh, Chairman of the Risk Committee [4,8]	250,000	350,000	583,333	116,667	1,300,000		708,333	54%	591,667		46%
Sebastian Thrun [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
John Tiner, Chairman of the Audit Committee [4,8]	250,000	350,000	641,667	58,333	1,300,000		679,167	52%	620,833		48%
Total	5,750,000	2,000,000	1,425,000	455,000	9,875,739		6,788,239	69%	3,087,500		31%
1
At the 2015 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2016 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group made payments of CHF 0.5 million in 2015 and CHF 0.6 million in 2014 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

2
As per December 31, 2015, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 21.49. The remaining shares will be delivered to Board members at or around the date of the 2016 AGM and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

3
The chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. For the period from the 2015 AGM to the 2016 AGM, the Chairman proposed to voluntarily waive his Chair fee and this proposal was approved by the Board in the context of determining compensation. The total compensation of the Chairman includes benefits received in 2015 of CHF 225,956, which included pension and health insurance benefits and lump sum expenses.

4
All members of the Board are awarded an annual base board fee and a committee fee for their respective committee membership for the period from one AGM to the next, i.e., from April 23, 2015 to April 29, 2016. Except for the Chairman, who receives his base board fee in 12 monthly installments throughout this period, Board member fees are paid in two installments of cash and Group shares, which are made approximately six and twelve months after the AGM respectively. As of the date of the 2016 AGM, these total combined fees will have been paid in cash (69%) and Group shares (31%).

5 The total compensation of Iris Bohnet includes a payment of USD 20,000 (CHF 19,783) for a speaking engagement at a Credit Suisse sponsored event.
6
In addition to the base board and committee fees, which were awarded as 50% cash and 50% Group shares, a subsidiary board fee of GBP 200,000 (CHF 280,000) was awarded in cash to Noreen Doyle as a non-executive director and chair of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited.

7 In addition to his base board and committee fees, Jean Lanier is awarded a chair fee of CHF 200,000 as Compensation Commitee Chairman; the chair fee is awarded as 50% cash and 50% Group shares.
8
In addition to their base board and committee fees, Richard E. Thornburgh and John Tiner are each awarded a chair fee and a subsidiary board fee for a combined amount of CHF 700,000. Richard E. Thornburgh is awarded a chair fee of CHF 583,333 as Risk Committee Chairman (50% in cash, 50% in Group shares), and a subsidiary board fee of CHF 116,667 awarded in cash as a non-executive director and chair of the Group’s US subsidiary, Credit Suisse Holdings (USA) Inc., to which Mr. Thornburgh was appointed in December 2015. Mr. Thornburgh did not receive separate fees during 2015 as non-executive director of the Group’s UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited. Similarly, the fees of Mr. Tiner are also split between his fee as Audit Committee Chairman (50% cash, 50% Group shares) and a subsidiary board fee awarded in cash as non-executive director of the US subsidiary, Credit Suisse Holdings (USA) Inc., to which Mr. Tiner was appointed in December 2015. The subsidiary fee amounts disclosed above are pro-rated from December 2015 until the 2016 AGM; a full-year subsidiary fee of CHF 280,000 is foreseen for the role of Mr. Thornburgh as a non-executive director and chair and CHF 140,000 for Mr. Tiner as a non-executive director of the US subsidiary board respectively.

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

Utilization of Board compensation approved at the 2015 AGM
At the 2015 AGM, shareholders approved an aggregate amount of compensation to be paid to members of the Board for the period from the 2015 AGM to the 2016 AGM of CHF 12 million. From this amount, a total of CHF 9.9 million will have been paid to Board members by the time of the 2016 AGM.
Board compensation proposed for approval at the 2016 AGM
Pursuant to the Compensation Ordinance and the Group’s AoA, the AGM approves on an annual basis the compensation of the Board in advance as a maximum amount for the period until the next ordinary AGM. Accordingly, the Board will submit the following proposal to the shareholders at the 2016 ordinary AGM:
Approval of the compensation of the Board for the period from 2016 AGM to 2017 AGM
The Board proposes to approve an aggregate amount of compensation to be paid to members of the Board for the period from the 2016 AGM to the 2017 AGM of no more than CHF 12.0 million. The total amount is comprised of base board fees, committee fees, chair fees, subsidiary board fees and (if applicable) pension benefits and other benefits as specified in the section “Board of Directors Compensation”. The proposed amount excludes any legally required employer contributions to social security systems.
Board shareholdings and loans
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2015, there were no Board members with outstanding options.
Board shareholdings by individual
in	2015	2014
December 31 (shares) [1]
Urs Rohner	244,868	229,492
Jassim Bin Hamad J.J. Al Thani	26,404	19,763
Iris Bohnet	25,120	18,243
Noreen Doyle	52,998	52,984
Andreas N. Koopmann	60,944	46,859
Jean Lanier	75,799	56,665
Sereina Maag	4,653	–
Kai S. Nargolwala	209,434	176,974
Severin Schwan	65,601	25,155
Richard E. Thornburgh	194,089	184,668
Sebastian Thrun	6,850	2,779
John Tiner	107,866	70,482
Total	1,074,626	884,064
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2015, 2014 and 2013, outstanding loans to Board members amounted to CHF 8 million, CHF 16 million and CHF 55 million, respectively.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2015, 2014 and 2013, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board Members and related party transactions” in Corporate Governance for further information.
Board loans by individual (audited)
in	2015	2014
December 31 (CHF)
Urs Rohner	4,915,000	5,097,475
Andreas N. Koopmann	1,775,000	4,885,919
Seraina Maag	984,000	–
Richard E. Thornburgh	–	6,223,479
Total [1]	7,674,000	16,206,873
1 Includes loans to immediate family members.
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
– Basis: cash-based;
– Vesting start: January 2013;
– Vesting end: January 2016;
– Applied to: performance in 2012, which included managing directors in the former Investment Banking division;
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
Plus Bond Awards
– Basis: cash-based;
– Vesting start: January 2013;
– Vesting end: January 2016;
– Applied to: performance in 2012 for managing directors and directors in the former Investment Banking division. Other managing directors and directors were allowed to reallocate a portion of the share awards into Plus Bond awards. Mandatory Plus Bond awards for managing directors and directors in the former Investment Banking division were fully vested on grant, subject to cancellation in the event of a termination with cause or where settlement conditions are violated. Vesting in 2016 for employees who elected to reallocate a portion of their share awards to Plus Bond awards;
– General award conditions: awards are linked to the future performance of a portfolio or unrated and sub-investment grade asset-backed securities that are held in inventory by various trading desks in the former Investment Banking division;

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
– General award conditions: The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by the COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. COF awards were obtained in exchange for PAF2 awards. PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief up until December 2013. Due to regulatory changes, the capital relief was no longer available after December 31, 2013. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to either COF or CCA, or a combination thereof;
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
– Vesting end: February 2016;
– Applied to: performance in 2011, as this was derived from the conversion of the 2011 PAF2;
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
– Other award conditions or restrictions: Settlement is expected to occur in 2016, subject to regulatory approvals. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written-down to zero and canceled if any of the following trigger events were to occur: CET1 falls below 7%; or FINMA determine cancellation of the award is necessary;
– Program objective/rationale: Utilized to align compensation with the maintenance of strong capital ratios, provide additional tier 1 capital, and reduce dilution to existing share capital that would otherwise be incurred with the issuance of share-based deferred compensation awards.
> Refer to “Contingent Capital Awards (CCA)” in Group compensation – Compensation design – Deferred variable incentive compensation instruments for further information.
2008 Partner Asset Facility (PAF)
– Basis: cash-based;
– Vesting start: 2008, 66.7% vested upon grant;
– Vesting end: 33.3% vested in March 2009;
– Applied to: performance in 2008, which included all managing directors and directors in the former Investment Banking division;
– General award conditions: the contractual term of a PAF award is eight years, with the final distribution in 2017. PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in the former Investment Banking division. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool as of December 31, 2008, and those assets cannot be substituted throughout the contractual term of the award or until liquidated;
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
– Program objective/rationale: designed to incentivize senior managers in the former Investment Banking division to effectively manage assets which were a direct result of risk taking in the former Investment Banking division during this period. As a result of the PAF program, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for more information.

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
Supplemental cash flow information
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments, significant shareholders and subsequent events
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Restructuring expenses
14 Earnings per share
15 Securities borrowed, lent and subject to repurchase agreements
16 Trading assets and liabilities
17 Investment securities
18 Other investments
19 Loans, allowance for loan losses and credit quality
20 Premises and equipment
21 Goodwill
22 Other intangible assets
23 Other assets and other liabilities
24 Deposits
25 Long-term debt
26 Accumulated other comprehensive income and additional share information
27 Offsetting of financial assets and financial liabilities
28 Tax
29 Employee deferred compensation
30 Related parties
31 Pension and other post-retirement benefits
32 Derivatives and hedging activities
33 Guarantees and commitments
34 Transfers of financial assets and variable interest entities
35 Financial instruments
36 Assets pledged and collateral
37 Capital adequacy
38 Assets under management
39 Litigation
40 Significant subsidiaries and equity method investments
41 Subsidiary guarantee information
42 Credit Suisse Group parent company
43 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 24, 2016 expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 24, 2016

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2015	2014	2013
Consolidated statements of operations (CHF million)
Interest and dividend income	6	19,341	19,061	19,556
Interest expense	6	(10,042)	(10,027)	(11,441)
Net interest income	6	9,299	9,034	8,115
Commissions and fees	7	12,044	13,051	13,226
Trading revenues	8	1,340	2,026	2,739
Other revenues	9	1,114	2,131	1,776
Net revenues		23,797	26,242	25,856
Provision for credit losses	10	324	186	167
Compensation and benefits	11	11,546	11,334	11,256
General and administrative expenses	12	8,574	9,534	8,587
Commission expenses		1,623	1,561	1,738
Goodwill impairment	21	3,797	0	12
Restructuring expenses	13	355	–	–
Total other operating expenses		14,349	11,095	10,337
Total operating expenses		25,895	22,429	21,593
Income/(loss) from continuing operations before taxes		(2,422)	3,627	4,096
Income tax expense	28	523	1,405	1,276
Income/(loss) from continuing operations		(2,945)	2,222	2,820
Income from discontinued operations, net of tax	4	0	102	145
Net income/(loss)		(2,945)	2,324	2,965
Net income/(loss) attributable to noncontrolling interests		(1)	449	639
Net income/(loss) attributable to shareholders		(2,944)	1,875	2,326
of which from continuing operations		(2,944)	1,773	2,181
of which from discontinued operations		0	102	145
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	14	(1.73)	0.99	1.10
Basic earnings per share from discontinued operations	14	0.00	0.06	0.08
Basic earnings/(loss) per share	14	(1.73)	1.05	1.18
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	14	(1.73)	0.98	1.10
Diluted earnings per share from discontinued operations	14	0.00	0.06	0.08
Diluted earnings/(loss) per share	14	(1.73)	1.04	1.18
Consolidated statements of comprehensive income
in	2015	2014	2013
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(2,945)	2,324	2,965
Gains/(losses) on cash flow hedges	16	(20)	18
Foreign currency translation	(1,156)	2,287	(1,021)
Unrealized gains/(losses) on securities	(4)	12	(32)
Actuarial gains/(losses)	(661)	(1,253)	1,044
Net prior service credit/(cost)	155	(63)	(95)
Other comprehensive income/(loss), net of tax	(1,650)	963	(86)
Comprehensive income/(loss)	(4,595)	3,287	2,879
Comprehensive income/(loss) attributable to noncontrolling interests	(19)	540	525
Comprehensive income/(loss) attributable to shareholders	(4,576)	2,747	2,354
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2015	2014
Assets (CHF million)
Cash and due from banks		92,328	79,349
of which reported at fair value		89	304
of which reported from consolidated VIEs		1,693	1,493
Interest-bearing deposits with banks		867	1,244
of which reported at fair value		2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	123,049	163,208
of which reported at fair value		83,565	104,283
of which reported from consolidated VIEs		53	660
Securities received as collateral, at fair value		28,511	26,854
of which encumbered		27,940	25,220
Trading assets, at fair value	16	190,737	241,131
of which encumbered		62,559	77,583
of which reported from consolidated VIEs		2,372	4,261
Investment securities	17	3,090	2,791
of which reported at fair value		3,090	2,791
of which reported from consolidated VIEs		1,009	0
Other investments	18	7,021	8,613
of which reported at fair value		4,237	5,654
of which reported from consolidated VIEs		1,986	2,105
Net loans	19	272,995	272,551
of which reported at fair value		20,820	22,913
of which encumbered		108	192
of which reported from consolidated VIEs		1,312	245
allowance for loan losses		(866)	(758)
Premises and equipment	20	4,644	4,641
of which reported from consolidated VIEs		327	452
Goodwill	21	4,808	8,644
Other intangible assets	22	196	249
of which reported at fair value		112	70
Brokerage receivables		34,542	41,629
Other assets	23	58,017	70,558
of which reported at fair value		25,627	32,320
of which encumbered		671	250
of which reported from consolidated VIEs		14,451	16,134
Total assets		820,805	921,462
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2015	2014
Liabilities and equity (CHF million)
Due to banks	24	21,054	26,009
of which reported at fair value		482	823
Customer deposits	24	342,705	369,058
of which reported at fair value		3,663	3,261
of which reported from consolidated VIEs		0	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	46,598	70,119
of which reported at fair value		32,398	54,732
Obligation to return securities received as collateral, at fair value		28,511	26,854
Trading liabilities, at fair value	16	48,971	72,655
of which reported from consolidated VIEs		27	35
Short-term borrowings		8,657	25,921
of which reported at fair value		3,112	3,861
of which reported from consolidated VIEs		81	9,384
Long-term debt	25	197,608	177,898
of which reported at fair value		80,931	81,166
of which reported from consolidated VIEs		14,826	13,452
Brokerage payables		39,452	56,977
Other liabilities	23	42,231	50,970
of which reported at fair value		11,754	16,938
of which reported from consolidated VIEs		836	1,728
Total liabilities		775,787	876,461
Common shares		78	64
Additional paid-in capital		31,925	27,007
Retained earnings		29,139	32,083
Treasury shares, at cost		(125)	(192)
Accumulated other comprehensive income/(loss)	26	(16,635)	(15,003)
Total shareholders' equity		44,382	43,959
Noncontrolling interests		636	1,042
Total equity		45,018	45,001

Total liabilities and equity		820,805	921,462
	Reference to notes	end of
		2015	2014
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		2,666,152,845	2,299,616,660
Common shares issued	26	1,957,379,244	1,607,168,947
Treasury shares	26	(5,910,224)	(7,666,658)
Shares outstanding	26	1,951,469,020	1,599,502,289
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2015 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(381)	(381)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	55	55
Net income/(loss)	–	–		(2,944)	–	–	(2,944)	(1)	(2,945)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,632)	(1,632)	(18)	(1,650)
Issuance of common shares	14	6,731		–	–	–	6,745	–	6,745
Sale of treasury shares	–	(37)		–	18,789	–	18,752	–	18,752
Repurchase of treasury shares	–	–		–	(19,761)	–	(19,761)	–	(19,761)
Share-based compensation, net of tax	–	(321)	[3]	–	1,039	–	718	–	718
Financial instruments indexed to own shares [4]	–	(106)		–	–	–	(106)	–	(106)
Dividends paid	–	(1,137)	[5]	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	(212)		–	–	–	(212)	(3)	(215)
Balance at end of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
2014 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238		–	–	–	238	(2,143)	(1,905)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	39	39
Net income/(loss)	–	–		1,875	–	–	1,875	449	2,324
Total other comprehensive income/(loss), net of tax	–	–		–	–	872	872	91	963
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(15)		–	9,409	–	9,394	–	9,394
Repurchase of treasury shares	–	–		–	(10,197)	–	(10,197)	–	(10,197)
Share-based compensation, net of tax	–	(105)		–	735	–	630	–	630
Financial instruments indexed to own shares	–	(80)		–	–	–	(80)	–	(80)
Dividends paid	–	(1,177)		(53)	–	–	(1,230)	(22)	(1,252)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,378)	(2,378)
Other	–	(6)		–	–	–	(6)	4	(2)
Balance at end of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (28) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2013 (CHF million)
Balance at beginning of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(22)	(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	216	–	–	–	216	(2,467)	(2,251)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	438	438
Net income/(loss)	–	–	2,326	–	–	2,326	651	2,977
Total other comprehensive income/(loss), net of tax	–	–	–	–	28	28	(114)	(86)
Issuance of common shares	11	4,222	–	–	–	4,233	–	4,233
Sale of treasury shares	–	(50)	–	10,360	–	10,310	–	10,310
Repurchase of treasury shares	–	–	–	(10,202)	–	(10,202)	–	(10,202)
Share-based compensation, net of tax	–	213	–	162	–	375	–	375
Financial instruments indexed to own shares	–	(93)	–	–	–	(93)	–	(93)
Dividends paid	–	(269)	(236)	–	–	(505)	(59)	(564)
Changes in redeemable noncontrolling interests	–	(13)	–	–	–	(13)	–	(13)
Changes in scope of consolidation	–	–	–	–	–	–	(211)	(211)
Other	–	(9)	–	–	–	(9)	–	(9)
Balance at end of period	64	27,853	30,261	(139)	(15,875)	42,164	5,002	47,166
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2015	2014	2013
Operating activities of continuing operations (CHF million)
Net income/(loss)	(2,945)	2,324	2,965
(Income)/loss from discontinued operations, net of tax	0	(102)	(145)
Income/(loss) from continuing operations	(2,945)	2,222	2,820
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	4,889	1,285	1,345
Provision for credit losses	324	186	167
Deferred tax provision/(benefit)	32	684	695
Share of net income/(loss) from equity method investments	(134)	134	34
Trading assets and liabilities, net	26,245	(5,513)	13,961
(Increase)/decrease in other assets	11,395	6,062	(6,902)
Increase/(decrease) in other liabilities	(22,805)	(23,876)	9,992
Other, net	(1,933)	1,196	(38)
Total adjustments	18,013	(19,842)	19,254
Net cash provided by/(used in) operating activities of continuing operations	15,068	(17,620)	22,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	349	275	538
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,964	11,685	17,120
Purchase of investment securities	(376)	(1,060)	(677)
Proceeds from sale of investment securities	19	930	176
Maturities of investment securities	908	340	832
Investments in subsidiaries and other investments	(594)	(1,264)	(1,792)
Proceeds from sale of other investments	1,938	1,553	3,737
(Increase)/decrease in loans	(5,446)	(23,604)	(9,126)
Proceeds from sales of loans	1,579	1,255	1,483
Capital expenditures for premises and equipment and other intangible assets	(1,102)	(1,056)	(903)
Proceeds from sale of premises and equipment and other intangible assets	13	1	9
Other, net	409	606	122
Net cash provided by/(used in) investing activities of continuing operations	34,661	(10,339)	11,519
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2015	2014	2013
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(29,149)	26,040	22,463
Increase/(decrease) in short-term borrowings	(18,148)	3,509	6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(22,149)	(31,001)	(36,347)
Issuances of long-term debt	77,858	74,159	39,090
Repayments of long-term debt	(49,365)	(36,471)	(55,135)
Issuances of common shares	6,035	297	976
Sale of treasury shares	18,752	9,394	9,764
Repurchase of treasury shares	(19,761)	(10,197)	(10,202)
Dividends paid	(427)	(1,252)	(564)
Other, net	186	(1,192)	(468)
Net cash provided by/(used in) financing activities of continuing operations	(36,168)	33,286	(24,421)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(582)	5,790	(1,216)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(460)	(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	12,979	10,657	6,929

Cash and due from banks at beginning of period	79,349	68,692	61,763
Cash and due from banks at end of period	92,328	79,349	68,692
Supplemental cash flow information
in	2015	2014	2013
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	1,010	1,502	833
Cash paid for interest	10,208	9,527	11,876
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	3	143	4
Fair value of liabilities assumed	0	29	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	35	687	374
Liabilities sold	7	1,084	170
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
On October 21, 2015, the Group announced its new strategy and organization, which included the introduction of a new segment structure as presented in Note 5 – Segment information. Restructuring expenses related to the implementation of the new Group strategy are presented in Note 13 – Restructuring expenses. Reclassifications have been made to the prior year’s consolidated financial statements to conform to the current presentation. The reclassifications had no impact on net income/(loss) or total shareholders’ equity.
In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the >>>fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities and various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.
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
Group entities that qualify as broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealer’s operations are consolidated regardless of holding intent.
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
> Refer to “Fair value option” in Note 35 – Financial instruments for further information.
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
Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. If the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
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
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” for further information on the Group’s transfer activities.
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
Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, and any impairment on the investee, if applicable, is reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.
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
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” for further information.
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
A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in an amount equal to any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loan’s balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. Thereafter, the outstanding principal balance is evaluated at least annually for collectibility and a provision is established as necessary.
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
> Refer to “Impaired loans” in Note 19 – Loans, allowance for loan losses and credit quality for further information on the write-off of a loan and related accounting policies.
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
The Group capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding seven years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.
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
Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Group management. This includes making assumptions with regard to discount rates, expected return on plan assets and salary increases.
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
> Refer to “Loans” for further information on interest on loans.
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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 310 – Receivables
In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (ASU 2014-04), an update to ASC Topic 310 – Receivables. The amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The adoption of ASU 2014-04 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions are reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify additional disclosures that entities must include. The adoption of ASU 2014-11 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, the adoption of ASU 2014-15 will have no impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (ASU 2015-14). ASU 2015-14 defers the effective date of ASU 2014-09 from interim and annual periods beginning after December 15, 2016 to December 15, 2017. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. The adoption of ASU 2015-02 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIE guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. The adoption of ASU 2014-13 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. The adoption of ASU 2014-16 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. The adoption of ASU 2015-07 on January 1, 2016 resulted in modified disclosures but did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 825 – Financial Instruments - Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to accumulated other comprehensive income of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.

ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. ASU 2015-03 is required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2015-03 on January 1, 2016 resulted in a reduction to both total assets and total liabilities of CHF 541 million.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for 2015 as well as the Group’s significant shareholders are discussed below.
Business developments
Divestitures
> Refer to “Note 4 – Discontinued operations” for information on business divestitures that are disclosed as discontinued operations.
In August 2014, the Group announced the sale of Prime Fund Services (PFS), including the existing PFS team, to BNP Paribas. The transaction closed in the second quarter of 2015. Revenues, expenses and the pre-tax gain on the disposal from this sale were immaterial.
Mergers and acquisitions
There were no significant mergers and acquisitions in 2015.
Organizational structure
To support the execution of the strategy announced on October 21, 2015, the Group simplified its organization, which had been a matrix of two business divisions, each with co-heads, and four regions. The Group restructured and created three new, regionally focused divisions: Swiss Universal Bank, Asia Pacific and International Wealth Management serving Western Europe, Central and Eastern Europe, Latin America and Africa.
Two other divisions – Global Markets and Investment Banking & Capital Markets – sit alongside these regional businesses. These operating businesses are supported by a number of focused functions at the Group Executive Board level, including a newly established position of Chief Operating Officer, tasked with driving the transformation of the Group into a more decentralized organization, and a new position of Chief Compliance and Regulatory Affairs Officer, who coordinates the Group’s strategic and increasingly important relationships with regulators across the world.
In addition, the Group has formed a Strategic Resolution Unit that oversees the effective wind-down of the bank’s portfolios that do not fit its strategic direction, including those in the former non-strategic units.
Reflecting the new management structure, the Group’s financial reporting is presented as six reporting segments, including the new Strategic Resolution Unit. Corporate Center is presented inclusive of overall costs of shared services, providing the pre- and post-allocated view of these costs.
Transfer of US private banking business
In October 2015, the Group announced that it had entered into an exclusive recruiting arrangement to transfer its US domestic private banking relationship managers, their clients and certain other staff to Wells Fargo’s brokerage business, Wells Fargo Advisors, by early 2016.
Capital increase
On November 19, 2015, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase by way of a private placement of 58,000,000 newly issued shares to a number of qualified investors. Credit Suisse completed the second capital increase by way of a rights offering. By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued shares were subscribed. The Group sold in the market the remaining 2,538,570 newly issued shares that were not subscribed. The capital increases resulted in 318,983,898 newly issued shares and gross proceeds for the Group of CHF 6.0 billion.

Significant shareholders registered in the share register
end of	2015				2014
	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)		Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	313	13	15.99		276	11	17.17
Crescent Holding GmbH	–	–	–	[3]	88	4	5.51
1 As registered in the share register of the Group on December 31 of the reporting period; includes shareholders registered as nominees or ADS depositary bank.
2
Nominee holdings exceeding 2% are registered with a right to vote only if the nominee confirms that no individual shareholder holds more than 0.5% of the outstanding share capital or if the nominee discloses the identity of any beneficial owner holding more than 0.5% of the outstanding capital.

3 Participation was lower than the disclosure threshold of 5%.
Information received from shareholders not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange the following information directly from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA). These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014 and 2015.
In 2015, the Group received disclosure notifications from Norges Bank, The Olayan Group and Qatar Holding LLC that their holdings of registered Group shares have fallen below the 5% threshold.
In a disclosure notification that the Group published on February 12, 2016, the Group was notified that as of February 8, 2016, Norges Bank held 98.5 million shares or 5.03% of the registered Group shares issued as of the date of the notified transaction.
Subsequent events
On March 23, 2016, the Group announced a number of additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower its cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the reshaping of the Global Markets business and further strengthen its capital position. The additional measures and new financial objectives include:
– increasing the gross savings target of CHF 3.5 billion by year-end 2018 to CHF 4.3 billion. The net cost savings target in the same time period has increased from CHF 2.0 billion to at least CHF 3.0 billion. These measures are expected to lead to an absolute cost base of CHF 18.0 billion or less by year-end 2018;
– setting a gross cost savings target for the Group of CHF 1.7 billion by year-end 2016;
– reducing the risk-weighted assets target in the Global Markets division from approximately USD 83 – 85 billion to USD 60 billion and the leverage exposure target from approximately USD 380 billion to USD 290 billion by year-end 2016;
– exiting the Distressed Credit, European Securitized Products trading and Long-Term Illiquid Financing businesses in Global Markets;
– the assets from businesses the Group is exiting and other business reductions in Global Markets will predominantly be transferred to the Strategic Resolution Unit over the course of 2016 and the Group is consolidating foreign exchange trading into its trading operations within Swiss Universal Bank; and
– disposals of real estate and non-core businesses and other actions to increase CET1 capital by at least CHF 1 billion during 2016.
The cost reduction program is based on the 2015 cost base and measured on constant foreign exchange rates and based on an expense run rate excluding major litigation expenses, goodwill impairment charges and estimated restructuring costs of CHF 2.0 billion (previously announced CHF 1.3 billion), but including other costs to achieve the savings, which do not meet the accounting definition of restructuring costs. Implementation of these strategy measures will lead to a recasting of prior period segment results, principally in respect of the Global Markets business and the Strategic Resolution Unit, and an assessment of certain balance sheet items.
4 Discontinued operations
There were no operations that were discontinued in 2015.
For operations discontinued in 2014 and 2013, the revenues, expenses and gains from disposals were included in the results of the relevant segments. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
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
Income/(loss) from discontinued operations
in	2014	2013
Operations-related (CHF million)
Net revenues	31	233
of which German private banking business	27	52
of which ETF business	–	29
of which Strategic Partners	–	33
of which CFIG	0	114
Operating expenses	35	158
of which German private banking business	33	71
of which ETF business	–	23
of which Strategic Partners	–	8
of which CFIG	0	51
Income tax expense/(benefit)	1	38
of which German private banking business	0	(6)
of which ETF business	–	5
of which Strategic Partners	–	10
of which CFIG	0	29
Income/(loss), net of tax	(5)	37
of which German private banking business	(6)	(13)
of which ETF business	–	1
of which Strategic Partners	–	15
of which CFIG	0	34
Transaction-related (CHF million)
Gain on disposal	200	237
of which German private banking business	109	–
of which ETF business	–	146
of which Strategic Partners	–	91
of which CFIG	91	–
Operating expenses	54	93
of which German private banking business	48	–
of which ETF business	–	11
of which Strategic Partners	–	22
of which CFIG	–	56
Income tax expense/(benefit)	39	36
of which ETF business	–	21
of which Strategic Partners	–	40
of which CFIG	42	(24)
Income/(loss), net of tax	107	108
of which German private banking business	61	–
of which ETF business	–	114
of which Strategic Partners	–	29
of which CFIG	49	(32)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102	145
of which German private banking business	55	(13)
of which ETF business	–	115
of which Strategic Partners	–	44
of which CFIG	49	2

5 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction.
The segment information reflects the Group’s six reportable segments, which are managed and reported on a pre-tax basis, as follows:
– The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in the Group’s home market Switzerland. The private banking business serves >>>ultra-high-net-worth individuals (UHNWI), >>>high-net-worth individuals and retail clients and the corporate & institutional banking business serves large corporate clients, small and medium size enterprises, institutional clients and financial institutions.
– The International Wealth Management division offers tailored private banking financial solutions to wealthy private clients and external asset managers in Europe, Middle East and Africa (EMEA) and Latin America. The asset management business offers investment solutions and services globally to the private banking businesses and a wide range of other clients, including pension funds, governments, foundations and endowments, corporations and individuals.
– The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, empowered with the tools of the Group’s global resources. The division offers institutional investors access to broader financial markets and differentiated product offerings.
– The Global Markets division offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and supporting the Group’s private banking and wealth management businesses and its clients. The clients include financial institutions, corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world.
– The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and UHNWI and sovereign clients. The suite of products and services includes advisory services related to M&A, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
– The Strategic Resolution Unit was created to facilitate the immediate right-sizing of the business divisions from a capital perspective and includes remaining portfolios from the former non-strategic units plus transfers of additional exposures from the business divisions. The Strategic Resolution Unit also includes noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued in prior years, the revenues, expenses and gains from disposals were included in the results of the segments. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
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
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
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

Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate funding costs to its businesses in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is of even greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, the Group’s businesses are also credited to the extent they provide long-term stable funding.
Net revenues and income/(loss) from continuing operations before taxes
in	2015	2014	2013
Net revenues (CHF million)
Swiss Universal Bank	5,563	5,721	5,612
International Wealth Management	4,394	4,751	4,929
Asia Pacific	3,839	3,335	3,018
Global Markets	7,391	8,613	8,974
Investment Banking & Capital Markets	1,752	2,106	2,014
Strategic Resolution Unit	413	1,168	1,630
Corporate Center	445	548	(321)
Net revenues	23,797	26,242	25,856
Income/(loss) from continuing operations before taxes (CHF million)
Swiss Universal Bank	1,659	1,976	1,740
International Wealth Management	709	1,212	1,217
Asia Pacific	377	900	752
Global Markets	(1,944)	2,657	3,012
Investment Banking & Capital Markets	(353)	508	581
Strategic Resolution Unit	(2,510)	(3,573)	(2,558)
Corporate Center	(360)	(53)	(648)
Income/(loss) from continuing operations before taxes	(2,422)	3,627	4,096
Total assets
end of	2015	2014
Total assets (CHF million)
Swiss Universal Bank	218,306	213,888
International Wealth Management	94,033	92,466
Asia Pacific	85,929	105,574
Global Markets	262,201	365,580
Investment Banking & Capital Markets	19,800	14,928
Strategic Resolution Unit	77,664	107,464
Corporate Center	62,872	21,562
Total assets	820,805	921,462

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2015	2014	2013
Net revenues (CHF million)
Switzerland	8,548	8,247	8,035
EMEA	3,846	4,358	4,744
Americas	8,470	11,097	10,810
Asia Pacific	2,933	2,540	2,267
Net revenues	23,797	26,242	25,856
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,746	401	642
EMEA	(1,464)	(562)	157
Americas	(2,877)	3,739	3,365
Asia Pacific	173	49	(68)
Income/(loss) from continuing operations before taxes	(2,422)	3,627	4,096
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2015	2014
Total assets (CHF million)
Switzerland	221,372	211,558
EMEA	162,232	188,420
Americas	355,542	428,253
Asia Pacific	81,659	93,231
Total assets	820,805	921,462
The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2015	2014	2013
Net interest income (CHF million)
Loans	5,413	5,077	4,843
Investment securities	65	39	45
Trading assets	9,046	9,503	10,057
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,625	2,317	2,517
Other	2,192	2,125	2,094
Interest and dividend income	19,341	19,061	19,556
Deposits	(884)	(1,045)	(978)
Short-term borrowings	(105)	(119)	(132)
Trading liabilities	(3,854)	(3,938)	(5,083)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,264)	(1,042)	(1,156)
Long-term debt	(3,728)	(3,594)	(3,846)
Other	(207)	(289)	(246)
Interest expense	(10,042)	(10,027)	(11,441)
Net interest income	9,299	9,034	8,115
7 Commissions and fees
in	2015	2014	2013
Commissions and fees (CHF million)
Lending business	1,578	1,752	1,814
Investment and portfolio management	3,436	3,734	3,944
Other securities business	65	94	106
Fiduciary business	3,501	3,828	4,050
Underwriting	1,644	1,878	1,647
Brokerage	3,648	3,696	3,933
Underwriting and brokerage	5,292	5,574	5,580
Other services	1,673	1,897	1,782
Commissions and fees	12,044	13,051	13,226

8 Trading revenues
in	2015	2014	2013
Trading revenues (CHF million)
Interest rate products	2,965	5,888	1,025
Foreign exchange products	(1,121)	(4,398)	1,203
Equity/index-related products	(259)	275	956
Credit products	1	265	(879)
Commodity, emission and energy products	(46)	(228)	340
Other products	(200)	224	94
Trading revenues	1,340	2,026	2,739
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

9 Other revenues
in	2015	2014	2013
Other revenues (CHF million)
Noncontrolling interests without SEI	9	436	658
Loans held-for-sale	(19)	(4)	(5)
Long-lived assets held-for-sale	36	392	30
Equity method investments	243	252	251
Other investments	144	312	315
Other	701	743	527
Other revenues	1,114	2,131	1,776
10 Provision for credit losses
in	2015	2014	2013
Provision for credit losses (CHF million)
Provision for loan losses	295	145	166
Provision for lending-related and other exposures	29	41	1
Provision for credit losses	324	186	167
11 Compensation and benefits
in	2015	2014	2013
Compensation and benefits (CHF million)
Salaries and variable compensation	10,051	9,884	9,678
Social security	788	793	778
Other [1]	707	657	800
Compensation and benefits [2]	11,546	11,334	11,256
1 Includes pension and other post-retirement expense of CHF 359 million, CHF 361 million and CHF 490 million in 2015, 2014 and 2013, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 89 million, CHF 275 million and CHF 216 million in 2015, 2014 and 2013, respectively.
12 General and administrative expenses
in	2015	2014	2013
General and administrative expenses (CHF million)
Occupancy expenses	1,022	1,177	1,186
IT, machinery, etc.	1,268	1,446	1,517
Provisions and losses	1,158	2,783	2,136
Travel and entertainment	381	353	355
Professional services	3,241	2,381	1,952
Amortization and impairment of other intangible assets	19	24	25
Other	1,485	1,370	1,416
General and administrative expenses	8,574	9,534	8,587

13 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 355 million were recognized in 2015. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	39
International Wealth Management	33
Asia Pacific	3
Global Markets	105
Investment Banking & Capital Markets	22
Strategic Resolution Unit	153
Total restructuring expenses	355
Restructuring expenses by type
in	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	309
of which severance expenses	191
of which accelerated deferred compensation	87
of which pension expenses	31
General and administrative-related expenses	46
Total restructuring expenses	355
Restructuring provision
	2015
	Severance expenses	General and administrative- related expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	0	0	0
Net additional charges	191	46	237	[1]
Utilization	(4)	(34)	(38)
Balance at end of period	187	12	199
1
The following items for which expense accretion was accelerated in 2015 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 23 million and unsettled pension obligations of CHF 31 million, which remain classified as a component of total shareholders’ equity; and unsettled cash-based deferred compensation of CHF 64 million, which remains classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Earnings per share
in	2015		2014	2013
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(2,944)		1,773	2,181
Income from discontinued operations, net of tax	0		102	145
Net income/(loss) attributable to shareholders	(2,944)		1,875	2,326
Preferred securities dividends	–		(53)	(236)
Net income/(loss) attributable to shareholders for basic earnings per share	(2,944)		1,822	2,090
Available for common shares	(2,958)		1,743	1,873
Available for unvested share-based payment awards	14		79	148
Available for mandatory convertible securities [1]	–		–	69
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(2,944)		1,822	2,090
Available for common shares	(2,958)		1,743	1,874
Available for unvested share-based payment awards	14		79	148
Available for mandatory convertible securities [1]	–		–	68
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,706.3		1,665.1	1,581.6
Dilutive share options and warrants	0.0		0.8	1.4
Dilutive share awards	0.0		12.2	1.2
Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,706.3	[3]	1,678.1	1,584.2
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	25.7		72.7	125.0
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–		–	63.0
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(1.73)		0.99	1.10
Basic earnings per share from discontinued operations	0.00		0.06	0.08
Basic earnings/(loss) per share available for common shares	(1.73)		1.05	1.18
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(1.73)		0.98	1.10
Diluted earnings per share from continuing operations	0.00		0.06	0.08
Diluted earnings/(loss) per share available for common shares	(1.73)		1.04	1.18
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2015 rights issue, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.6 million, 8.9 million and 35.9 million for 2015, 2014 and 2013, respectively.

3
Due to the net loss in 2015, 0.9 million weighted-average share options and warrants outstanding and 47.8 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

15 Securities borrowed, lent and subject to repurchase agreements
end of	2015	2014
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	78,474	100,169
Deposits paid for securities borrowed	44,575	63,039
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,049	163,208
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	36,754	60,752
Deposits received for securities lent	9,844	9,367
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	70,119
>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2015 and 2014.
16 Trading assets and liabilities
end of	2015	2014
Trading assets (CHF million)
Debt securities	80,542	94,391
Equity securities	70,961	94,294
Derivative instruments [1]	28,365	38,012
Other	10,869	14,434
Trading assets	190,737	241,131
Trading liabilities (CHF million)
Short positions	25,485	35,784
Derivative instruments [1]	23,486	36,871
Trading liabilities	48,971	72,655
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2015	2014
Cash collateral – netted (CHF million) [1]
Cash collateral paid	31,887	33,404
Cash collateral received	21,942	28,147
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,921	10,905
Cash collateral received	13,989	17,043
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.

17 Investment securities
end of	2015	2014
Investment securities (CHF million)
Securities available-for-sale	3,090	2,791
Total investment securities	3,090	2,791
Investment securities by type
end of	2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	273	21	0	294	286	18	0	304
Debt securities issued by foreign governments	1,382	34	0	1,416	2,020	47	1	2,066
Corporate debt securities	285	0	0	285	313	0	0	313
Residential mortgage-backed securities	750	0	0	750	0	0	0	0
Commercial mortgage-backed securities	259	0	0	259	0	0	0	0
Debt securities available-for-sale	2,949	55	0	3,004	2,619	65	1	2,683
Banks, trust and insurance companies	65	20	0	85	73	25	0	98
Industry and all other	1	0	0	1	10	0	0	10
Equity securities available-for-sale	66	20	0	86	83	25	0	108
Securities available-for-sale	3,015	75	0	3,090	2,702	90	1	2,791
Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2014 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
There were no unrealized losses on investment securities as of the end of 2015. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2015		2014		2013
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	1	17	915	15	163	13
Realized gains	0	2	17	1	7	1
Realized losses	0	0	(1)	0	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2015 (CHF million)
Due within 1 year	366	366	0.43
Due from 1 to 5 years	1,420	1,459	0.91
Due from 5 to 10 years	147	161	1.12
Due after 10 years	1,016	1,018	2.97
Total debt securities	2,949	3,004	1.57
18 Other investments
end of	2015	2014
Other investments (CHF million)
Equity method investments	2,876	3,453
Non-marketable equity securities [1]	2,000	2,717
Real estate held for investment [2]	412	547
Life finance instruments [3]	1,733	1,896
Total other investments	7,021	8,613
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of December 31, 2015 and 2014, real estate held for investment included foreclosed or repossessed real estate of CHF 38 million and CHF 42 million, respectively, of which CHF 36 million and CHF 42 million, respectively were related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Non-marketable equity securities include investments in entities that regularly calculate NAV per share or its equivalent.
> Refer to “Note 35 – Financial instruments” for further information on such investments.
Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 21 million, CHF 10 million and CHF 48 million were recorded in 2015, 2014 and 2013, respectively.
The accumulated depreciation related to real estate held for investment amounted to CHF 365 million, CHF 354 million and CHF 340 million for 2015, 2014 and 2013, respectively.

19 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the private banking, corporate and institutional as well as investment banking businesses across the Group’s core business divisions, all of which are engaged in lending activities.
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
Loans
end of	2015	2014
Loans (CHF million)
Mortgages	103,164	98,802
Loans collateralized by securities	37,946	39,818
Consumer finance	3,766	4,323
Consumer	144,876	142,943
Real estate	26,451	29,198
Commercial and industrial loans	77,767	75,046
Financial institutions	21,334	22,343
Governments and public institutions	3,578	3,891
Corporate & institutional	129,130	130,478
Gross loans	274,006	273,421
of which held at amortized cost	253,186	250,508
of which held at fair value	20,820	22,913
Net (unearned income)/deferred expenses	(145)	(112)
Allowance for loan losses	(866)	(758)
Net loans	272,995	272,551
Gross loans by location (CHF million)
Switzerland	155,771	155,767
Foreign	118,235	117,654
Gross loans	274,006	273,421
Impaired loan portfolio (CHF million)
Non-performing loans	983	753
Non-interest-earning loans	272	279
Total non-performing and non-interest-earning loans	1,255	1,032
Restructured loans	282	171
Potential problem loans	436	187
Total other impaired loans	718	358
Gross impaired loans	1,973	1,390

Allowance for loan losses
	2015			2014			2013
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	251	507	758	267	602	869	288	634	922
Changes in scope of consolidation	0	0	0	0	0	0	0	(1)	(1)
Net movements recognized in statements of operations	66	229	295	66	79	145	76	90	166
Gross write-offs	(118)	(111)	(229)	(108)	(241)	(349)	(123)	(163)	(286)
Recoveries	12	16	28	17	24	41	24	30	54
Net write-offs	(106)	(95)	(201)	(91)	(217)	(308)	(99)	(133)	(232)
Provisions for interest	6	12	18	1	19	20	5	21	26
Foreign currency translation impact and other adjustments, net	(1)	(3)	(4)	8	24	32	(3)	(9)	(12)
Balance at end of period	216	650	866	251	507	758	267	602	869
of which individually evaluated for impairment	170	480	650	202	338	540	217	437	654
of which collectively evaluated for impairment	46	170	216	49	169	218	50	165	215
Gross loans held at amortized cost (CHF million)
Balance at end of period	144,855	108,331	253,186	142,926	107,582	250,508	132,470	96,087	228,557
of which individually evaluated for impairment [1]	647	1,326	1,973	582	808	1,390	569	920	1,489
of which collectively evaluated for impairment	144,208	107,005	251,213	142,344	106,774	249,118	131,901	95,167	227,068
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2015			2014			2013
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	389	4,294	4,683	181	4,127	4,308	0	4,611	4,611
Reclassifications from loans held-for-sale [2]	0	355	355	0	397	397	0	275	275
Reclassifications to loans held-for-sale [3]	1,641	735	2,376	1,055	806	1,861	0	996	996
Sales [3]	0	373	373	0	272	272	0	698	698
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
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the counterparty. Internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a PD is assigned to each loan. For consumer loans, corporates managed on the Swiss platform and since 2015 the majority of all other corporate and institutional counterparties, an internal rating or a PD is calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative factors (primarily balance sheet information for corporates and loan-to-value ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes. For the remaining corporate and institutional facilities, which until the end of 2014 included all corporate and institutional loans excluding corporates managed on the Swiss platform, the PD is determined through an internal rating assigned on the basis of a structured expert approach. The PD for each internal rating is calibrated to historic default experience using internal data and external data from Standard & Poor’s.
Since the fourth quarter of 2015, the Group’s internal credit rating methodology for >>>lombard loans in the Group’s main locations in the Asia Pacific region across all loan classes considers the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes. The change in the internal rating methodology for lombard loans in these locations did not have a significant impact on the Group’s total investment grade and non-investment grade loans.
>>>Reverse repurchase agreements are fully collateralized and in the event of counterparty default the reverse repurchase agreement provides the Group the right to liquidate the collateral held. Group risk management manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk-managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. In addition, the Group has elected the >>>fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.
The following tables present the Group’s recorded investment in loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
2015 (CHF million)
Mortgages	89,966	12,950	248	103,164
Loans collateralized by securities	36,129	1,679	138	37,946
Consumer finance	1,247	2,272	226	3,745
Consumer	127,342	16,901	612	144,855
Real estate	19,454	6,126	98	25,678
Commercial and industrial loans	32,995	32,365	859	66,219
Financial institutions	12,391	2,965	149	15,505
Governments and public institutions	824	105	0	929
Corporate & institutional	65,664	41,561	1,106	108,331
Gross loans held at amortized cost	193,006	58,462	1,718	253,186
Value of collateral [1]	178,649	48,422	1,063	228,134
2014 (CHF million)
Mortgages	82,360	16,249	193	98,802
Loans collateralized by securities	37,426	2,306	86	39,818
Consumer finance	1,717	2,348	241	4,306
Consumer	121,503	20,903	520	142,926
Real estate	20,883	7,224	68	28,175
Commercial and industrial loans	31,362	31,473	541	63,376
Financial institutions	11,893	2,624	106	14,623
Governments and public institutions	992	416	0	1,408
Corporate & institutional	65,130	41,737	715	107,582
Gross loans held at amortized cost	186,633	62,640	1,235	250,508
Value of collateral [1]	174,338	50,631	650	225,619
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2015 (CHF million)
Mortgages	102,895	80	17	10	162	269	103,164
Loans collateralized by securities	37,589	214	7	1	135	357	37,946
Consumer finance	3,321	176	36	33	179	424	3,745
Consumer	143,805	470	60	44	476	1,050	144,855
Real estate	25,595	24	3	1	55	83	25,678
Commercial and industrial loans	65,129	507	109	69	405	1,090	66,219
Financial institutions	15,259	90	45	2	109	246	15,505
Governments and public institutions	928	1	0	0	0	1	929
Corporate & institutional	106,911	622	157	72	569	1,420	108,331
Gross loans held at amortized cost	250,716	1,092	217	116	1,045	2,470	253,186
2014 (CHF million)
Mortgages	98,519	99	14	9	161	283	98,802
Loans collateralized by securities	39,648	81	1	1	87	170	39,818
Consumer finance	3,784	231	60	46	185	522	4,306
Consumer	141,951	411	75	56	433	975	142,926
Real estate	28,084	24	1	4	62	91	28,175
Commercial and industrial loans	62,305	719	20	39	293	1,071	63,376
Financial institutions	14,459	41	0	0	123	164	14,623
Governments and public institutions	1,383	25	0	0	0	25	1,408
Corporate & institutional	106,231	809	21	43	478	1,351	107,582
Gross loans held at amortized cost	248,182	1,220	96	99	911	2,326	250,508
Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2015 and 2014, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2015 and 2014, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2015 (CHF million)
Mortgages	197	17	214	18	49	67	281	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	204	23	227	0	1	1	228
Consumer	509	67	576	18	53	71	647
Real estate	53	19	72	0	29	29	101
Commercial and industrial loans	333	136	469	263	319	582	1,051
Financial institutions	88	50	138	1	35	36	174
Corporate & institutional	474	205	679	264	383	647	1,326
Gross impaired loans	983	272	1,255	282	436	718	1,973
2014 (CHF million)
Mortgages	189	19	208	4	39	43	251	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	225	17	242	0	1	1	243
Consumer	425	111	536	4	42	46	582
Real estate	50	16	66	0	9	9	75
Commercial and industrial loans	190	116	306	167	133	300	606
Financial institutions	88	36	124	0	3	3	127
Corporate & institutional	328	168	496	167	145	312	808
Gross impaired loans	753	279	1,032	171	187	358	1,390
1
As of December 31, 2015 and 2014, CHF 68 million and CHF 80 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Write-off and recovery of loans
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. In the Group’s investment banking businesses, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In the Group’s private banking, corporate and institutional businesses, write-offs are made, based on an individual counterparty assessment performed by Group credit risk management, if it is certain that parts of a loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group credit risk management evaluates the need for write-offs individually and on an ongoing basis.
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Gross impaired loan details
end of	2015			2014
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	209	196	26	205	194	27
Loans collateralized by securities	117	112	15	63	60	53
Consumer finance	221	201	129	236	217	122
Consumer	547	509	170	504	471	202
Real estate	76	72	10	68	64	7
Commercial and industrial loans	815	796	387	599	570	259
Financial institutions	172	166	83	126	120	72
Corporate & institutional	1,063	1,034	480	793	754	338
Gross impaired loans with a specific allowance	1,610	1,543	650	1,297	1,225	540
Mortgages	72	71	–	46	46	–
Loans collateralized by securities	21	22	–	25	25	–
Consumer finance	7	7	–	7	7	–
Consumer	100	100	–	78	78	–
Real estate	25	25	–	7	7	–
Commercial and industrial loans	236	236	–	7	7	–
Financial institutions	2	2	–	1	1	–
Corporate & institutional	263	263	–	15	15	–
Gross impaired loans without specific allowance	363	363	–	93	93	–
Gross impaired loans	1,973	1,906	650	1,390	1,318	540
of which consumer	647	609	170	582	549	202
of which corporate & institutional	1,326	1,297	480	808	769	338

Gross impaired loan details (continued)
in	2015			2014					2013
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized		Interest income recognized on a cash basis		Average recorded investment	Interest income recognized		Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	190	2	2	205	2	[1]	2	[1]	204	3	[1]	2	[1]
Loans collateralized by securities	82	0	0	65	1	[1]	1	[1]	70	2		2
Consumer finance	228	1	1	237	1		1		256	0		0
Consumer	500	3	3	507	4		4		530	5		4
Real estate	74	0	0	75	0		0		72	1		1
Commercial and industrial loans	626	7	3	667	10	[1]	4	[1]	748	12	[1]	6	[1]
Financial institutions	149	1	1	127	0		0		136	1	[1]	1	[1]
Governments and public institutions	0	0	0	5	0		0		0	0		0
Corporate & institutional	849	8	4	874	10		4		956	14		8
Gross impaired loans with a specific allowance	1,349	11	7	1,381	14		8		1,486	19		12
Mortgages	51	4	0	36	5	[1]	0		26	3	[1]	0
Loans collateralized by securities	33	0	0	29	1	[1]	1	[1]	27	0		0
Consumer finance	7	0	0	21	0		0		22	0		0
Consumer	91	4	0	86	6		1		75	3		0
Real estate	12	1	0	9	4	[1]	0		11	0		0
Commercial and industrial loans	98	3	1	18	3	[1]	0		59	5	[1]	0
Financial institutions	4	0	0	0	0		0		2	0		0
Corporate & institutional	114	4	1	27	7		0		72	5		0
Gross impaired loans without specific allowance	205	8	1	113	13		1		147	8		0
Gross impaired loans	1,554	19	8	1,494	27		9		1,633	27		12
of which consumer	591	7	3	593	10		5		605	8		4
of which corporate & institutional	963	12	5	901	17		4		1,028	19		8
1 Prior period has been corrected.
Allowance for specifically identified credit losses on impaired loans
The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. The Group performs an in-depth review and analysis of impaired loans considering factors such as recovery and exit options as well as collateral and counterparty risk. In general, all impaired loans are individually assessed. For consumer loans, the trigger to detect an impaired loan is non-payment of interest. Non-payment of interest is also a trigger to detect impaired corporate and institutional loans. In addition, loans to corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. All other corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be moved to Group recovery management, at which point they are reviewed quarterly for impairment. If an individual loan specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of credit losses existing as of the end of the reporting period. Thereafter, the allowance is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. If the present value of estimated future cash flows is used, the impaired loan and related allowance are revalued at least quarterly to reflect the passage of time. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

Restructured loans held at amortized cost
in	2015			2014			2013
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	13	13	1	4	4	0	0	0
Loans collateralized by securities	1	0	0	0	0	0	0	0	0
Consumer finance	0	0	0	0	0	0	1	1	0
Commercial and industrial loans	13	207	210	10	290	238	5	27	25
Financial institutions	1	2	2	0	0	0	0	0	0
Total	16	222	225	11	294	242	6	28	25
In 2015, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2014 and 2013, the Group did not experience a default of such loans.
In 2015, the loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms, waivers of loan covenants, partial loan waivers, reductions of accrued interest and added penalty interest.
20 Premises and equipment
end of	2015	2014
Premises and equipment (CHF million)
Buildings and improvements	2,326	2,303
Land	417	420
Leasehold improvements	2,064	2,180
Software	5,908	6,484
Equipment	2,035	2,390
Premises and equipment	12,750	13,777
Accumulated depreciation	(8,106)	(9,136)
Total premises and equipment, net	4,644	4,641
Depreciation and impairment
in	2015	2014	2013
CHF million
Depreciation	1,012	1,232	1,236
Impairment	24	23	65

21 Goodwill
Goodwill
2015	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	570	1,557	2,306	3,263	1,030	12	8,738
Foreign currency translation impact	(2)	(7)	(4)	(3)	0	0	(16)
Other	(1)	(1)	(8)	(10)	(3)	0	(23)
Balance at end of period	567	1,549	2,294	3,250	1,027	12	8,699
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Impairment losses	0	0	756	2,661	380	0	3,797
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	567	1,549	1,522	531	639	0	4,808
Goodwill (continued)
2014	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	541	1,443	2,134	3,011	952	12	8,093
Goodwill acquired during the year	0	22	0	0	0	0	22
Foreign currency translation impact	29	126	172	254	80	0	661
Other	0	(34)	0	(2)	(2)	0	(38)
Balance at end of period	570	1,557	2,306	3,263	1,030	12	8,738
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Balance at end of period	0	0	16	58	8	12	94
Net book value (CHF million)
Net book value	570	1,557	2,290	3,205	1,022	0	8,644
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of December 31, 2015 and 2014, the Group’s market capitalization was below book value.
On October 21, 2015, the Group announced the new strategy and organization, which included the introduction of a new segment structure. Under the prior structure, the reporting units for Private Banking & Wealth Management were Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management’s non-strategic unit, and Investment Banking was considered to be one reporting unit. With an effective date of November 1, 2015, the reporting units under the new structure were redefined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the >>>fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan as approved by the Board of Directors.
In determining the estimated fair value, the Group relied upon its five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Under US GAAP, goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. As a result, the goodwill impairment test was performed as of November 1, 2015 under the old reporting units and then again under the newly defined reporting units. In addition, the remaining goodwill after considering the impairment as of November 1, 2015 was tested for impairment as of December 31, 2015.
The total goodwill impairment for Credit Suisse Group as of November 1, 2015 was CHF 3,797 million. Prior to the reorganization, the goodwill for the Investment Banking reporting unit was impaired by CHF 2,324 million, which was recognized and allocated across the three new reporting units with investment banking activities, Global Markets, Asia Pacific – Investment Banking and Investment Banking & Capital Markets, based on their relative fair values. Immediately after the reorganization, the Global Markets reporting unit was further impaired by CHF 1,473 million. In total, the goodwill impairment of CHF 3,797 million was recognized as follows: CHF 2,661 million in Global Markets, CHF 756 million in Asia Pacific – Investment Banking and CHF 380 million in Investment Banking & Capital Markets.
Based on its goodwill impairment analysis performed as of December 31, 2015, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no further impairment was necessary as of December 31, 2015.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets and Investment Banking & Capital Markets reporting units as of November 1, 2015 and December 31, 2015 and in the valuation of the former Investment Banking reporting unit as of November 1, 2015. The valuations were also performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
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
22 Other intangible assets
end of	2015			2014
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(25)	2	27	(24)	3
Client relationships	113	(70)	43	201	(92)	109
Other	5	(2)	3	11	(3)	8
Total amortizing other intangible assets	145	(97)	48	239	(119)	120
Non-amortizing other intangible assets	148	–	148	129	–	129
of which mortgage servicing rights, at fair value	112	–	112	70	–	70
Total other intangible assets	293	(97)	196	368	(119)	249
Additional information
in	2015	2014	2013
Aggregate amortization and impairment (CHF million)
Aggregate amortization	18	22	24
Impairment	16	1	8
of which related to restructuring expenses	15	–	–
of which related to discontinued operations	0	0	7

Estimated amortization
Estimated amortization (CHF million)
2016	8
2017	8
2018	8
2019	5
2020	3
23 Other assets and other liabilities
end of	2015	2014
Other assets (CHF million)
Cash collateral on derivative instruments	7,921	10,905
Cash collateral on non-derivative transactions	327	3,238
Derivative instruments used for hedging	186	1,539
Assets held-for-sale	26,061	26,544
of which loans [1]	25,839	25,911
of which real estate [2]	182	535
of which long-lived assets	40	98
Assets held for separate accounts	1,307	5,650
Interest and fees receivable	5,658	6,237
Deferred tax assets	6,179	6,077
Prepaid expenses	448	517
Failed purchases	2,770	3,138
Other	7,160	6,713
Other assets	58,017	70,558
Other liabilities (CHF million)
Cash collateral on derivative instruments	13,989	17,043
Cash collateral on non-derivative transactions	518	797
Derivative instruments used for hedging	110	469
Provisions	1,851	1,358
of which off-balance sheet risk	88	103
Restructuring liabilities	199	0
Liabilities held for separate accounts	1,307	5,650
Interest and fees payable	6,011	6,531
Current tax liabilities	608	821
Deferred tax liabilities	54	47
Failed sales	1,551	1,313
Other	16,033	16,941
Other liabilities	42,231	50,970
1
Included as of December 31, 2015 and 2014 were CHF 1,135 million and CHF 1,103 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 60 million and CHF 226 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of December 31, 2015 and 2014, real estate held-for-sale included foreclosed or repossessed real estate of CHF 31 million and CHF 169 million, respectively, of which CHF 3 million and CHF 2 million, respectively were related to residential real estate.

24 Deposits
end of	2015				2014
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	3,170	3,779	6,949		5,943	4,581	10,524
Interest-bearing demand deposits	126,735	33,627	160,362		135,424	31,984	167,408
Savings deposits	62,908	5	62,913		77,498	29	77,527
Time deposits	32,267	101,268	133,535	[1]	17,650	121,958	139,608	[1]
Total deposits	225,080	138,679	363,759	[2]	236,515	158,552	395,067	[2]
of which due to banks	–	–	21,054		–	–	26,009
of which customer deposits	–	–	342,705		–	–	369,058
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 133,223 million and CHF 139,493 million as of December 31, 2015 and 2014, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2015 and 2014 were CHF 2 million and CHF 11 million, respectively, of overdrawn deposits reclassified as loans.
25 Long-term debt
end of	2015	2014
Long-term debt (CHF million)
Senior	157,986	139,267
Subordinated	24,796	25,179
Non-recourse liabilities from consolidated VIEs	14,826	13,452
Long-term debt	197,608	177,898
of which reported at fair value	80,931	81,166
of which structured notes	54,848	50,469
Structured notes by product
end of	2015	2014
Structured notes (CHF million)
Equity	35,594	35,309
Fixed income	11,534	8,321
Credit	5,261	5,244
Other	2,459	1,595
Total structured notes	54,848	50,469
Total long-term debt is comprised of debt issuances managed by Treasury that do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded >>>derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign exchange denominated fixed and variable rate bonds.

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
Long-term debt by maturities
end of			2016			2017			2018			2019			2020			Thereafter	Total
Group parent company (CHF million)
Subordinated debt
Fixed rate			0			0			290			0			0			4,735	5,025
Interest rates (range in %) [1]			–			–			6.0			–			–	6.3	–	7.5	–
Subtotal – Group parent company			0			0			290			0			0			4,735	5,025
Subsidiaries (CHF million)
Senior debt
Fixed rate			4,752			12,430			11,194			14,241			9,187			29,475	81,279
Variable rate			17,428			15,496			9,668			7,009			6,163			20,943	76,707
Interest rates (range in %) [1]	0.0	–	15.5	0.0	–	15.2	0.1	–	14.8	0.1	–	14.1	0.1	–	4.4	0.0	–	9.3	–
Subordinated debt
Fixed rate			0			171			10,199			0			3,423			5,683	19,476
Variable rate			0			50			0			187			58			0	295
Interest rates (range in %) [1]			–	1.1	–	7.0	4.9	–	13.3			0.5	0.9	–	7.0	5.7	–	8.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			85			998			0			0			3			563	1,649
Variable rate			73			61			0			2			884			12,157	13,177
Interest rates (range in %) [1]	0.0	–	5.4	2.8	–	4.0			–			0.0	0.0	–	4.1	0.0	–	10.5	–
Subtotal – Subsidiaries			22,338			29,206			31,061			21,439			19,718			68,821	192,583
Total long-term debt			22,338			29,206			31,351			21,439			19,718			73,556	197,608
of which structured notes			10,428			7,343			7,987			4,404			5,528			19,158	54,848
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
The Group and the Bank maintain a shelf registration statement with the US Securities and Exchange Commission (SEC), which allows them to issue, from time to time, senior and subordinated debt securities, warrants and guarantees.
> Refer to “Note 41 – Subsidiary guarantee information” for further information on subsidiary guarantees.
The Group maintains a euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior debt securities notes.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.

26 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
2015 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	(15,003)
Increase/(decrease)	0	(1,142)	(3)	(1,031)	238	(1,938)
Increase/(decrease) due to equity method investments	(15)	(1)	0	0	0	(16)
Reclassification adjustments, included in net income/(loss)	31	6	(1)	369	(83)	322
Total increase/(decrease)	16	(1,137)	(4)	(662)	155	(1,632)
Balance at end of period	(15)	(12,615)	60	(4,672)	607	(16,635)
2014 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	(11)	2,196	25	(1,440)	20	790
Increase/(decrease) due to equity method investments	4	0	0	0	0	4
Reclassification adjustments, included in net income/(loss)	(13)	0	(13)	187	(83)	78
Total increase/(decrease)	(20)	2,196	12	(1,253)	(63)	872
Balance at end of period	(31)	(11,478)	64	(4,010)	452	(15,003)
2013 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	6	(991)	(27)	750	0	(262)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income/(loss)	(1)	84	(5)	294	(95)	277
Total increase/(decrease)	18	(907)	(32)	1,044	(95)	28
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Refer to "Note 28 – Tax" and "Note 31 – Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2015	2014	2013
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	0	84	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	472	243	390
Tax expense/(benefit)	(103)	(56)	(96)
Net of tax	369	187	294
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(110)	(108)	(120)
Tax expense/(benefit)	27	25	25
Net of tax	(83)	(83)	(95)
1
Includes net releases of CHF 84 million on the sale of JO Hambro, which was settled in the third quarter of 2013. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.

Additional share information
	2015		2014		2013
Common shares issued
Balance at beginning of period	1,607,168,947		1,596,119,349		1,320,829,922
Issuance of common shares	350,210,297		11,049,598		275,289,427
of which MACCS settlement	0		0		199,964,015
of which share-based compensation	0		11,049,598		37,773,125
Balance at end of period	1,957,379,244		1,607,168,947		1,596,119,349
Treasury shares
Balance at beginning of period	(7,666,658)		(5,183,154)		(27,036,831)
Sale of treasury shares	766,096,105		357,696,773		401,126,114
of which MACCS settlement	0		0		33,488,655
Repurchase of treasury shares	(808,768,832)		(386,266,557)		(385,369,391)
Share-based compensation	44,429,161		26,086,280		6,096,954
Balance at end of period	(5,910,224)		(7,666,658)		(5,183,154)
Common shares outstanding
Balance at end of period	1,951,469,020	[1]	1,599,502,289	[2]	1,590,936,195
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 515,145,579 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

27 Offsetting of financial assets and financial liabilities
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
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 32 – Derivatives and hedging activities”.
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
Offsetting of derivatives
end of	2015		2014
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	15.7	14.5	257.7	250.0
OTC	153.0	146.5	213.6	210.4
Exchange-traded	0.0	0.0	0.1	0.0
Interest rate products	168.7	161.0	471.4	460.4
OTC	58.1	68.2	86.9	99.0
Exchange-traded	0.3	0.3	0.1	0.2
Foreign exchange products	58.4	68.5	87.0	99.2
OTC	12.0	13.3	14.8	15.0
Exchange-traded	8.9	11.2	12.4	14.0
Equity/index-related products	20.9	24.5	27.2	29.0
OTC-cleared	3.8	4.0	6.3	6.1
OTC	13.5	12.4	20.0	19.5
Credit derivatives	17.3	16.4	26.3	25.6
OTC	2.6	1.5	8.6	8.8
Exchange-traded	0.1	0.1	0.4	0.3
Other products	2.7	1.6	9.0	9.1
OTC-cleared	19.5	18.5	264.0	256.1
OTC	239.2	241.9	343.9	352.7
Exchange-traded	9.3	11.6	13.0	14.5
Total gross derivatives subject to enforceable master netting agreements	268.0	272.0	620.9	623.3
Offsetting (CHF billion)
OTC-cleared	(19.0)	(18.5)	(261.7)	(255.8)
OTC	(217.1)	(226.5)	(316.4)	(326.1)
Exchange-traded	(9.0)	(9.9)	(11.9)	(13.1)
Offsetting	(245.1)	(254.9)	(590.0)	(595.0)
of which counterparty netting	(223.0)	(223.0)	(561.6)	(561.6)
of which cash collateral netting	(22.1)	(31.9)	(28.4)	(33.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.5	0.0	2.3	0.3
OTC	22.1	15.4	27.5	26.6
Exchange-traded	0.3	1.7	1.1	1.4
Total net derivatives subject to enforceable master netting agreements	22.9	17.1	30.9	28.3
Total derivatives not subject to enforceable master netting agreements [1]	5.7	6.5	8.6	9.1
Total net derivatives presented in the consolidated balance sheets	28.6	23.6	39.5	37.4
of which recorded in trading assets and trading liabilities	28.4	23.5	38.0	36.9
of which recorded in other assets and other liabilities	0.2	0.1	1.5	0.5
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
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2015 and December 31, 2014. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2015				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	92.0	(19.6)	72.4		119.3	(28.0)	91.3
Securities borrowing transactions	21.4	(3.9)	17.5		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	113.4	(23.5)	89.9		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	33.1	–	33.1		51.0	–	51.0
Total	146.5	(23.5)	123.0	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 83,565 million and CHF 104,283 million of the total net amount as of December 31, 2015 and 2014, respectively, are reported at fair value.
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

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2015				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	43.2	(21.4)	21.8		69.9	(31.9)	38.0
Securities lending transactions	9.8	(2.1)	7.7		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	19.4	0.0	19.4		18.8	0.0	18.8
Total subject to enforceable master netting agreements	72.4	(23.5)	48.9		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	26.2	–	26.2		32.4	–	32.4
Total	98.6	(23.5)	75.1		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	70.1	(23.5)	46.6	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	28.5	0.0	28.5		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 32,398 million and CHF 54,732 million of the total net amount as of December 31, 2015 and 2014, respectively, are reported at fair value.
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
Amounts not offset in the consolidated balance sheets
end of	2015						2014
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	22.9	6.2		0.8		15.9	30.9	6.5		0.1		24.3
Securities purchased under resale agreements	72.4	72.4		0.0		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	17.5	17.1		0.0		0.4	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	112.8	95.7		0.8		16.3	143.1	118.1		0.1		24.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	17.1	3.4		0.0		13.7	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	21.8	21.8		0.0		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	7.7	7.4		0.0		0.3	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	19.4	18.5		0.0		0.9	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	66.0	51.1		0.0		14.9	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of >>>CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

28 Tax
Details of current and deferred taxes
in	2015	2014	2013
Current and deferred taxes (CHF million)
Switzerland	28	99	12
Foreign	463	622	569
Current income tax expense	491	721	581
Switzerland	196	(321)	22
Foreign	(164)	1,005	673
Deferred income tax expense	32	684	695
Income tax expense	523	1,405	1,276
Income tax expense on discontinued operations	0	40	75
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(4)	4	1
Cumulative translation adjustment	(14)	(117)	44
Unrealized gains/(losses) on securities	(2)	5	(12)
Actuarial gains/(losses)	(174)	(375)	388
Net prior service credit/(cost)	37	(11)	(25)
Share-based compensation and treasury shares	25	71	0
Reconciliation of taxes computed at the Swiss statutory rate
in	2015	2014	2013
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,746	401	642
Foreign	(4,168)	3,226	3,454
Income/(loss) from continuing operations before taxes	(2,422)	3,627	4,096
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(533)	798	901
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(715)	314	189
Non-deductible amortization of other intangible assets and goodwill impairment	1,432	6	25
Other non-deductible expenses	391	666	492
Additional taxable income	16	4	2
Lower taxed income	(276)	(272)	(381)
(Income)/loss taxable to noncontrolling interests	6	(163)	(252)
Changes in tax law and rates	347	151	184
Changes in deferred tax valuation allowance	(103)	1,064	385
Change in recognition of outside basis difference	262	(450)	0
Tax deductible impairments of Swiss subsidiary investments	(258)	(555)	(268)
Other	(46)	(158)	(1)
Income tax expense	523	1,405	1,276

2015
Foreign tax rate differential of CHF 715 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The foreign tax rate benefit in relation to total foreign tax expense of CHF 299 million was more than offset by tax impacts related to additional reconciling items as explained below.
Non-deductible amortization of other intangible assets and goodwill impairment of CHF 1,432 million reflected the non-deductible nature of the goodwill impairment.
Other non-deductible expenses of CHF 391 million included the impact of CHF 219 million relating to non-deductible interest expenses, CHF 69 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 50 million related to the non-deductible portion of the litigation provisions and settlement charges, and other various smaller non-deductible expenses of CHF 53 million.
Lower taxed income of CHF 276 million included a tax benefit of CHF 59 million related to non-taxable dividend income, CHF 58 million related to non-taxable life insurance income, CHF 50 million related to exempt income, CHF 49 million related to non-taxable foreign exchange gains, CHF 16 million in respect of income taxed at rates lower than the statutory tax rate, and various smaller items.
Changes in tax law and rates of CHF 347 million reflected a tax expense of CHF 189 million related to the change in New York City tax law, CHF 175 million caused by the reduction of deferred tax assets from the enactment of UK corporation tax rate changes and introduction of the bank corporation tax surcharge, and CHF 10 million related to changes in other countries, partially offset by a tax benefit of CHF 16 million from a change in the Brazil tax rate and CHF 11 million related to a change in New York state tax law.
Changes in deferred tax valuation allowances of CHF 103 million included the net impact of the release of valuation allowances of CHF 109 million, mainly in respect of two of the Group’s operating entities, one in the UK and one in Hong Kong, relating to current year earnings. Additionally, 2015 included a release of valuation allowances of CHF 88 million for previously recognized deferred tax assets in respect of one of the Group’s operating entities in Hong Kong. The change in UK corporation tax rates and introduction of the bank corporation tax surcharge in 2015 caused a release of valuation allowances of CHF 162 million in respect of four of the Group’s operating entities in the UK. Also included was a tax expense of CHF 256 million resulting from the increase in valuation allowances on deferred tax assets mainly from three of the Group’s operating entities, two in the UK and one in Switzerland.
Change in recognition of outside basis difference of CHF 262 million reflected a tax expense related to the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 46 million included a tax benefit of CHF 155 million relating to the re-assessment of deferred tax balances in Switzerland reflecting changes in forecasted future profitability, partially offset by a tax expense of CHF 48 million relating to the increase of tax contingency accruals and a tax expense of CHF 28 million from prior year adjustments. The remaining balance included various smaller items.
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
As of December 31, 2015, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 4.5 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2015	2014
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	2,425	2,373
Loans	326	231
Investment securities	548	882
Provisions	1,718	1,658
Derivatives	117	121
Real estate	340	277
Net operating loss carry-forwards	5,838	6,232
Other	116	99
Gross deferred tax assets before valuation allowance	11,428	11,873
Less valuation allowance	(3,905)	(4,107)
Gross deferred tax assets net of valuation allowance	7,523	7,766
Compensation and benefits	(211)	(164)
Loans	(31)	(40)
Investment securities	(282)	(619)
Provisions	(449)	(448)
Business combinations	(1)	(1)
Derivatives	(187)	(168)
Leasing	(18)	(23)
Real estate	(66)	(62)
Other	(153)	(211)
Gross deferred tax liabilities	(1,398)	(1,736)
Net deferred tax assets	6,125	6,030
of which deferred tax assets	6,179	6,077
of which net operating losses	1,754	1,814
of which deductible temporary differences	4,425	4,263
of which deferred tax liabilities	(54)	(47)
The increase in net deferred tax assets from 2014 to 2015 of CHF 95 million was primarily due to the impact of total CHF 162 million from the re-measurement of deferred tax balances in Switzerland and Brazil and the release of valuation allowances in Hong Kong, the tax impacts directly recorded in equity, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 164 million, and CHF 207 million related to current year earnings. These increases were partially offset by a decrease of deferred tax assets of CHF 217 million as a result of changes to the corporation tax rates in New York, the UK and Japan, prior year adjustments of CHF 127 million, and foreign exchange translation losses of CHF 94 million, which are included within the currency translation adjustments recorded in AOCI.

The most significant net deferred tax assets arise in the US, Switzerland and UK and these decreased from CHF 5,592 million, net of a valuation allowance of CHF 3,184 million as of the end of 2014, to CHF 5,515 million, net of a valuation allowance of CHF 3,196 million as of the end of 2015.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 3.9 billion as of December 31, 2015 compared to CHF 4.1 billion as of December 31, 2014.
Amounts and expiration dates of net operating loss carry-forwards
end of 2015	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	5,304
Due to expire within 2 to 5 years	7,662
Due to expire within 6 to 10 years	7,135
Due to expire within 11 to 20 years	2,981
Amount due to expire	23,082
Amount not due to expire	15,694
Total net operating loss carry-forwards	38,776
Movements in the valuation allowance
in	2015	2014	2013
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,107	2,705	2,554
Net changes	(202)	1,402	151
Balance at end of period	3,905	4,107	2,705
As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US and Switzerland. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.
Tax benefits associated with share-based compensation
in	2015	2014	2013
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	448	505	483
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(28)	(70)	(24)
Tax benefits in respect of tax on dividend equivalent payments	0	1	22
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 29 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement, the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.1 billion for 2015 and 2014, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 239 million tax benefit will be recorded in additional paid-in capital.
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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2015	2014	2013
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	389	423	420
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	44	2	4
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(3)	(47)	(8)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	15	39	46
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(10)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(22)	(24)	(5)
Other (including foreign currency translation)	(54)	6	(34)
Balance at end of period	369	389	423
of which, if recognized, would affect the effective tax rate	369	389	417
Interest and penalties
in	2015	2014	2013
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	13	16	7
Interest and penalties recognized in the consolidated balance sheets	86	86	69
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
It is reasonably possible that there will be a decrease of between zero and CHF 41 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the UK – 2009; the US – 2006; and the Netherlands – 2005.

29 Employee deferred compensation
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
The following tables show the compensation expense for deferred compensation awards granted in 2015 and prior years that was recognized in the consolidated statements of operations during 2015, 2014 and 2013, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2015 and prior years outstanding as of December 31, 2015 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2016 began in 2016 and thus had no impact on the 2015 consolidated financial statements.
Deferred compensation expense
in	2015	2014	2013
Deferred compensation expense (CHF million)
Share awards	852	939	814
Performance share awards	563	611	590
Contingent Capital Awards	430	214	–
Capital Opportunity Facility awards	16	13	–
Plus Bond awards [1]	22	36	37
2011 Partner Asset Facility awards [2]	2	7	77
Adjustable Performance Plan share awards [3]	0	0	31
Adjustable Performance Plan cash awards [3]	0	0	4
Restricted Cash Awards	39	92	145
Scaled Incentive Share Units [3]	0	(3)	41
Incentive Share Units [4]	0	0	(3)
2008 Partner Asset Facility awards [5]	34	87	93
Other cash awards	414	404	434
Discontinued operations	0	(8)	(21)
Total deferred compensation expense	2,372	2,392	2,242

Total shares delivered (million)
Total shares delivered	44.4	37.1	33.7
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
4 Includes forfeitures.
5 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2015
Estimated unrecognized compensation expense (CHF million)
Share awards	573
Performance share awards	165
Contingent Capital Awards	230
Other cash awards	176
Total	1,144

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2016 for 2015.

Deferred compensation awards for 2015
In January 2016, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent.
Share awards
Share awards granted in January 2016 are similar to those granted in January 2015. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share, are subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On January 19, 2016, the Group granted 28.8 million share awards with a total value of CHF 549 million. The number of share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the twelve business days ended January 18, 2016. The fair value of each share award was CHF 18.62, the Group share price on the grant date. While share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting. The estimated unrecognized compensation expense of CHF 521 million was determined based on the fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules.
Share awards granted in January for previous years
For compensation year	2015		2014		2013
Share awards granted in January
Shares awarded (million)	28.8		37.2		30.2
Value of shares awarded (CHF million)	549		642		827
Fair value of each share awarded (CHF)	18.62	[1]	16.94	[2]	28.13	[2]
1 Based on the Group’s share price on the grant date.
2 Based on the Group’s share price on the grant date discounted for future expected dividends.
In order to comply with Capital Requirements Directive IV requirements, employees who hold key roles in respect of certain Group subsidiaries receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to three years from the date of grant, depending on the location.
On January 19, 2016, the Group granted 0.6 million blocked shares with a total value of CHF 12 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2015.
Blocked share awards granted in January for previous years
For compensation year	2015	2014	2013
Blocked share awards granted in January
Shares awarded (million)	0.6	1.6	0.6
Value of shares awarded (CHF million)	12	36	18
Share award activities
	2015			2014		2013
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	77.1		28.64	72.9	30.09	55.8	34.28
Granted	47.5	[1]	16.67	37.6	27.60	40.4	26.43
Settled	(40.3)		29.00	(29.5)	30.43	(20.0)	34.09
Forfeited	(4.0)		24.29	(3.9)	32.20	(3.3)	31.80
Balance at end of period	80.3		21.58	77.1	28.64	72.9	30.09
of which vested	4.7		–	6.2	–	5.8	–
of which unvested	75.6		–	70.9	–	67.1	–
1
Includes an adjustment for share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
Members of the Executive Board, managing directors and all >>>material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to explicit performance-related malus provisions. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Performance share awards granted for 2015 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2015, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
Outstanding performance share awards granted in previous years are subject to a negative adjustment in the event of a negative strategic ROE of the Group, which is calculated based on Core Results, adjusted for the goodwill impairment charge related to the re-organization of the former Investment Banking division.
On January 19, 2016, the Group granted 21.3 million performance share awards with a total value of CHF 429 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the twelve business days ended January 18, 2016. The fair value of each performance share award was CHF 18.62, the Group share price on the grant date. While performance share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, performance share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting. The estimated unrecognized compensation expense of CHF 386 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period.
Performance share awards granted in January for previous years
For compensation year	2015		2014		2013
Performance share awards granted in January
Shares awarded (million)	21.3		30.7		24.2
Value of shares awarded (CHF million)	429		529		663
Fair value of each performance share awarded (CHF)	18.62	[1]	16.94	[2]	28.13	[2]
1 Based on the Group’s share price on the grant date.
2 Based on the Group’s share price on the grant date discounted for future expected dividends.
Performance share award activities
	2015			2014		2013
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	48.2		26.89	41.4	25.51	23.3	23.90
Granted	32.5	[1]	16.11	24.3	28.13	26.6	26.44
Settled	(23.4)		26.24	(16.0)	25.27	(7.6)	23.90
Forfeited	(1.4)		21.75	(1.5)	26.28	(0.9)	24.92
Balance at end of period	55.9		21.01	48.2	26.89	41.4	25.51
of which vested	3.3		–	3.3	–	2.7	–
of which unvested	52.6		–	44.9	–	38.7	–
1
Includes an adjustment for performance share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted performance shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

Contingent Capital Awards
CCA were granted in January 2016, 2015 and 2014 as part of 2015, 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.23%, 4.85% and 4.75% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) or 5.41%, 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2016, 2015 and 2014, respectively, until settled. The rate was set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in January 2016, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee. The Group intends to grant CCA as one of its annual deferred variable compensation awards in future years.
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
On January 19, 2016, the Group awarded CHF 226 million of CCA that will be expensed over the three-year period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors. The estimated unrecognized compensation expense of CHF 259 million was determined based on the fair value of the award on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period.
CCA granted in January for previous years
For compensation year	2015	2014	2013
CCA granted in January
CCA awarded (CHF million)	226	360	391
Plus Bond awards
Managing directors and directors in the former Investment Banking division received a portion of 2012 deferred variable compensation in the form of Plus Bond awards. The Plus Bond award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. Plus Bond award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The Plus Bond will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by the Group of USD 600 million. The value of the Plus Bond awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities (ABS) that are held in inventory by various trading desks. While the Plus Bond award is a cash-based instrument, the Group reserves the right to settle the award in Group shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, the Group retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes in capital treatment, exchange the award into Group shares. The Plus Bond award plan contributes to a reduction of the Group’s >>>risk-weighted assets and constitutes a risk transfer from the Group to the Plus Bond award holders.
Managing directors and directors outside of the former Investment Banking division were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the Plus Bond award. The Plus Bond awards resulting from the voluntary reallocation offer had a notional value of CHF 38 million, vested on the third anniversary of the grant date on January 17, 2016 and were expensed over the vesting period.
Restricted Cash Awards
Managing directors and directors in the former Investment Banking division received the cash component of their 2012 variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on the grant date, but are subject to a pro-rata repayment by the employee in the event of voluntary resignation or termination for cause within three years of the award grant. The Restricted Cash Award is reported as part of the deferred compensation award for the Group even though the award is fully settled at grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions.
On January 17, 2013, the Group granted Restricted Cash Awards with a total value of CHF 299 million.
2011 Partner Asset Facility
As part of the 2011 annual compensation process, the Group awarded a portion of deferred variable compensation for senior employees in the form of 2011 Partner Asset Facility (PAF2) units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s >>>derivative activities, including both current and possible future swaps and other derivative transactions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.
Employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. The PAF2 awards vested in the first quarter of 2012.
PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility (COF): participants elect for their award to be referenced to a COF. The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elect to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates. Settlement is expected to occur in the first half of 2016, subject to regulatory approvals.
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
The 2010 Adjustable Performance Plan cash awards vested over a four-year period, with the final payout value subject to an upward or downward adjustment, depending on the financial performance of the specific business areas and the Group ROE. The adjustments were determined on an annual basis, increasing or decreasing the outstanding balances by a percentage equal to the reported ROE, unless the division that granted the awards incurred a pre-tax loss. In this case, outstanding awards in that division were subject to a negative adjustment of 15% for every CHF 1 billion of loss, unless a negative ROE applied for that year and was greater than the divisional adjustment. For employees in corporate functions, as well as for all Executive Board members, all outstanding 2010 Adjustable Performance Plan cash awards were linked to the Group’s adjusted profit or loss and the Group ROE, but were not dependent upon the adjusted profit or loss of the business areas that they supported.
In July 2012, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards. Each Adjustable Performance Plan share award contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original Adjustable Performance Plan cash award.
Adjustable Performance Plan share award activities
	2015	2014	2013
	Number of APP share awards in million	Number of APP share awards in million	Number of APP share awards in million
Adjustable Performance Plan share awards
Balance at beginning of period	7.3	14.5	30.8
Granted [1]	0.3	0.8	1.2
Settled	(7.6)	(7.6)	(17.2)
Forfeited	0.0	(0.4)	(0.3)
Balance at end of period	0.0	7.3	14.5
of which vested	0.0	1.1	1.2
of which unvested	0.0	6.2	13.3
1
Represents additional units earned in the first quarter of 2015, 2014 and 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Incentive Share Unit
Incentive Share Units (ISU) were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price, compared to predefined targets set on the grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period.
In 2013, the ISU leverage units granted for 2009 were settled but did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 53.71.
Incentive Share Unit activities
	2015	2014	2013
ISU awards (million)
Balance at beginning of period	0.6	1.2	3.6
Settled	(0.2)	(0.1)	(1.8)
Forfeited	(0.2)	(0.5)	(0.6)
Balance at end of period	0.2	0.6	1.2
of which vested	0.1	0.1	0.1
of which unvested	0.1	0.5	1.1
2008 Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in the former Investment Banking division with the corporate title of managing director or director the majority of the deferred compensation in the form of 2008 Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in the former Investment Banking division.
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
Delivered shares
In the first half of 2013, share obligations were covered mainly through the issuances of shares from conditional capital. In the second half of 2013, the Group resumed purchasing shares in the market to cover a portion of its share delivery obligations. In 2014, the majority of the Group’s share delivery obligations was covered through market purchases and in 2015, the Group delivered all of its shares through market purchases. The Group intends to continue to cover its future share delivery obligations through market purchases.

30 Related parties
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or if another party controls both. The Group’s related parties include key management personnel, close family members of key management personnel and entities that are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members. Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Group, that is, members of the Executive Board and the Board of Directors.
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2015, 2014 and 2013, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. Unless otherwise noted, all loans to members of the Executive Board were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features. The highest loan outstanding to an Executive Board member was CHF 8 million to Thomas Gottstein as of December 31, 2015.
Members of the Board of Directors with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans that were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to members of the Board of Directors are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features.
Executive Board and Board of Directors loans
in	2015		2014	2013
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	5	[1]	10	8
Additions	21		3	4
Reductions	0		(8)	(2)
Balance at end of period	26	[1]	5	10
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	16	[2]	55	41
Additions	1		6	16
Reductions	(9)		(45)	(2)
Balance at end of period	8	[2]	16	55
1 The number of individuals with outstanding loans at the beginning and the end of the year was three and seven, respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was three.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of equity method investments.

Loans made by the Group or any subsidiaries to equity method investees
in	2015	2014	2013
Loans to equity method investees (CHF million)
Balance at beginning of period	13	10	12
Net borrowings/(repayments)	122	3	(2)
Balance at end of period	135	13	10
Other related party transactions
Tier 1 capital instruments
Beginning in February 2011, the Group entered into agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products. The agreements were amended in 2012 and 2013 and, as a result, QIA and The Olayan Group agreed to purchase new tier 1 high-trigger capital instruments (new Tier 1 Capital Notes) in exchange for their holdings of previously issued notes.
The following new Tier 1 Capital Notes were outstanding as of December 31, 2015:
– USD 1.725 billion 9.5%, held by an affiliate of The Olayan Group;
– USD 1.72 billion 9.5%, held by an affiliate of QIA; and
– CHF 2.5 billion 9.0%, held by an affiliate of QIA.
Under their terms, the new Tier 1 Capital Notes will be converted into Group ordinary shares if the Group’s reported CET1 ratio, as determined under >>>Basel Committee on Banking Supervision (BCBS) regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless >>>FINMA, at the Group’s request, has agreed on or prior to the publication of the Group’s quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that the Group requires public sector capital support, to prevent the Group from becoming insolvent, bankrupt or unable to pay a material amount of the Group’s debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, the Group’s reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of the Group’s ordinary shares over a five-day period preceding the notice of conversion. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by the Group no earlier than 2018 and in certain other circumstances with FINMA approval. Interest, which is payable on the USD 1.725 billion and the USD 1.72 billion new Tier 1 Capital Notes at a fixed rate of 9.5% and on the CHF 2.5 billion new Tier 1 Capital Notes at a fixed rate of 9.0%, will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of the Group’s current Board of Directors member Jassim Bin Hamad J.J. Al Thani and the Group’s then Board of Directors member Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board of Directors (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the notes issued and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board and no other person affiliated with The Olayan Group has been elected as a member of the Board of Directors.
Liabilities due to own pension funds
Liabilities due to the Group’s own defined benefit pension funds as of December 31, 2015 and 2014 of CHF 1,580 million and CHF 3,131 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets. Certain unconsolidated SPEs wholly owned by the Group had liabilities to the pension funds of the Group with notional values of CHF 80 million as of December 31, 2015 and 2014.

31 Pension and other post-retirement benefits
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
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2015, 2014 and 2013, the Group contributed to these plans and recognized as expense CHF 157 million, CHF 182 million and CHF 179 million, respectively.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under Swiss law. Historically, this plan provided traditional defined benefit pensions under the annuity section. In 2010, a new savings section was introduced and as of January 1, 2013, all active employees were transferred to the savings section and the annuity section has ceased accruing new benefits. In the savings section, the benefits are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2015 and 2014, the Group’s pension plan in Switzerland comprised 75% and 77%, respectively, of all the Group’s employees participating in defined benefit plans, 81% and 80%, respectively, of the >>>fair value of plan assets, and 82% and 81%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
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

Components of total benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2015	2014	2013	2015	2014	2013	2015	2014	2013
Total benefit costs (CHF million)
Service costs on benefit obligation	298	253	347	21	19	24	0	0	0
Interest costs on benefit obligation	189	338	304	129	134	122	7	7	8
Expected return on plan assets	(592)	(547)	(575)	(195)	(178)	(161)	0	0	0
Amortization of recognized prior service cost/(credit)	(85)	(88)	(92)	0	0	0	(23)	(9)	0
Amortization of recognized actuarial losses/(gains)	351	137	258	84	52	79	14	9	13
Net periodic benefit costs/(credits)	161	93	242	39	27	64	(2)	7	21
Settlement losses/(gains)	24	44	40	(1)	(2)	0	0	0	0
Curtailment losses/(gains)	(2)	(9)	(28)	0	0	0	0	0	0
Special termination benefits	9	17	19	0	0	0	0	0	0
Total benefit costs/(credits)	192	145	273	38	25	64	(2)	7	21
Total benefit costs reflected in compensation and benefits – other for 2015, 2014 and 2013 were CHF 228 million, CHF 177 million and CHF 358 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures including headcount reduction. This resulted in curtailment gains of CHF 2 million, CHF 9 million and CHF 28 million in 2015, 2014 and 2013, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 24 million, CHF 44 million and CHF 40 million in 2015, 2014 and 2013, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 9 million, CHF 17 million and CHF 19 million have been recognized in 2015, 2014 and 2013, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
Benefit obligation
The benefit obligation is expressed as either accumulated benefit obligation (ABO) or PBO. While the ABO refers to the actuarial present value based on employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.
The table “Obligations and funded status of the plans” shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2015 and 2014, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures. In 2015, the Board of Trustees of the Swiss pension plan changed a number of retirement benefits, reflecting the pension plan’s ability to finance benefits on an ongoing long-term basis. These changes reflect the prospective higher costs of providing retirement benefits due to lower expected asset returns, lower interest rates and increased life expectancy. These considerations have resulted in incremental reductions of conversion rates, the introduction of the reference age 65 for all insured persons, changes to the bridging pension related to the Swiss Old-Age and Survivors Insurance, enhanced lump-sum withdrawal options on retirement and the reduction of the maximum retirement pension. Furthermore, the Board of Trustees also agreed to improve death and disability benefits and to introduce a cohabiting partner’s pension. These changes resulted in a CHF 302 million reduction in the projected benefit obligation for the Swiss pension plan in December 2015. Due to a plan amendment in the US post-retirement medical plan, the PBO of this plan decreased CHF 32 million in 2014. Under the amended plan, the Group will no longer pay for future medical claims for covered retirees older than 65 years and will instead provide a flat subsidy to these retirees to purchase their own medical insurance.
The total net amount recognized in the consolidated balance sheets as of December 31, 2015 and 2014 was a net underfunding of CHF 320 million and a net overfunding of CHF 133 million, respectively.
In 2016, the Group expects to contribute CHF 396 million to the Swiss and international defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2015	2014	2015	2014	2015	2014
PBO (CHF million) [1]
Beginning of the measurement period	15,661	13,473	3,539	2,843	178	168
Plan participant contributions	198	200	0	0	0	0
Service cost	298	253	21	19	0	0
Interest cost	189	338	129	134	7	7
Plan amendments	(302)	0	0	0	0	(32)
Settlements	(77)	(169)	0	(4)	0	0
Curtailments	(9)	(16)	0	0	0	0
Special termination benefits	9	17	2	1	0	0
Actuarial losses/(gains)	818	2,280	(97)	463	4	25
Benefit payments	(697)	(715)	(113)	(109)	(10)	(8)
Exchange rate losses/(gains)	0	0	(115)	192	1	18
End of the measurement period	16,088	15,661	3,366	3,539	180	178
Fair value of plan assets (CHF million)
Beginning of the measurement period	15,635	14,912	3,876	3,007	0	0
Actual return on plan assets	134	970	62	637	0	0
Employer contributions	409	437	19	135	10	8
Plan participant contributions	198	200	0	0	0	0
Settlements	(77)	(169)	0	(2)	0	0
Benefit payments	(697)	(715)	(113)	(109)	(10)	(8)
Exchange rate gains/(losses)	0	0	(132)	208	0	0
End of the measurement period	15,602	15,635	3,712	3,876	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	(486)	(26)	346	337	(180)	(178)
Funded status recognized in the consolidated balance sheet as of December 31	(486)	(26)	346	337	(180)	(178)
Total amount recognized (CHF million)
Noncurrent assets	0	0	825	822	0	0
Current liabilities	0	0	(9)	(8)	(11)	(10)
Noncurrent liabilities	(486)	(26)	(470)	(477)	(169)	(168)
Total amount recognized in the consolidated balance sheet as of December 31	(486)	(26)	346	337	(180)	(178)
ABO (CHF million) [2]
End of the measurement period	15,160	15,110	3,315	3,469	180	178
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.

PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2015 and 2014, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2015	2014	2015	2014		2015	2014	2015	2014
CHF million
PBO	16,088	15,661	1,630	1,671		0	0	1,613	1,655
ABO	15,160	15,110	1,600	1,637		0	0	1,589	1,627
Fair value of plan assets	15,602	15,635	1,152	1,187		0	0	1,137	1,173
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2015	2014	2015	2014	2015	2014
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(4,629)	(3,960)	(43)	(50)	(4,672)	(4,010)
Prior service credit/(cost)	604	435	3	17	607	452
Total	(4,025)	(3,525)	(40)	(33)	(4,065)	(3,558)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2015 and 2014, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2016.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2015 (CHF million)
Actuarial gains/(losses)	(1,312)	276	(1,036)	(4)	2	(2)	(1,038)
Prior service credit/(cost)	302	(64)	238	0	0	0	238
Amortization of actuarial losses/(gains)	435	(93)	342	14	(5)	9	351
Amortization of prior service cost/(credit)	(85)	18	(67)	(23)	9	(14)	(81)
Immediate recognition due to curtailment/settlement	30	(6)	24	0	0	0	24
Total	(630)	131	(499)	(13)	6	(7)	(506)
2014 (CHF million)
Actuarial gains/(losses)	(1,861)	424	(1,437)	(25)	9	(16)	(1,453)
Prior service credit/(cost)	0	0	0	32	(12)	20	20
Amortization of actuarial losses/(gains)	189	(43)	146	9	(3)	6	152
Amortization of prior service cost/(credit)	(88)	18	(70)	(9)	3	(6)	(76)
Immediate recognition due to curtailment/settlement	51	(10)	41	0	0	0	41
Total	(1,709)	389	(1,320)	7	(3)	4	(1,316)
Amounts in AOCI, net of tax, expected to be amortized in 2016
in 2016	Defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	322	6
Amortization of prior service cost/(credit)	(91)	0
Total	231	6
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they are in line with the expected market averages and benchmarks, the expected trend in the market and historical rates, particularly plan experience.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net periodic benefit cost (%)
Discount rate	1.25	2.60	2.20	3.82	4.71	4.47	4.20	5.10	4.30
Salary increases	1.00	1.20	1.20	4.19	4.31	4.02	–	–	–
Expected long-term rate of return on plan assets	4.00	3.75	4.00	6.00	6.16	6.18	–	–	–
Benefit obligation (%)
Discount rate	0.90	1.25	2.60	4.05	3.82	4.71	4.50	4.20	5.10
Salary increases	1.00	1.00	1.20	3.56	4.19	4.31	–	–	–

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
The following table provides an overview of the assumed health care cost trend rates and the sensitivity of a one percentage point increase or decrease of the rate.
Health care cost trend rates and sensitivity
in / end of	2015	2014	2013
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	8.00	8.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	0.2	1.3
One percentage point decrease in health care cost trend rates	(0.2)	(0.3)	(1.0)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	4	5	23
One percentage point decrease in health care cost trend rates	(4)	(4)	(19)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2022.
The annual health care cost trend rate used to determine the defined benefit cost for 2016 is 8.30%.
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
As of December 31, 2015 and 2014, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 83 million and CHF 134 million, respectively, and the total fair value of Group equity securities and options was CHF 131 million and CHF 131 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 35 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2015 and 2014, for the Group’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
end of	2015					2014
	Level 1		Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	982		171	0	1,153	2,983	0	0	2,983
Debt securities	725		3,399	2	4,126	421	2,939	0	3,360
of which governments	3		11	0	14	338	0	0	338
of which corporates	722		3,388	2	4,112	83	2,939	0	3,022
Equity securities	1,351		4,246	0	5,597	2,545	2,222	0	4,767
Real estate	0		647	1,156	1,803	0	534	1,146	1,680
of which direct	0		0	1,156	1,156	0	0	1,146	1,146
of which indirect	0		647	0	647	0	534	0	534
Alternative investments	255		0	2,668	2,923	508	87	2,250	2,845
of which private equity	0		0	739	739	0	0	692	692
of which hedge funds	0		0	1,135	1,135	0	0	953	953
of which other	255		0	794	1,049	508	87	605	1,200
Switzerland	3,313		8,463	3,826	15,602	6,457	5,782	3,396	15,635
Cash and cash equivalents	32		210	0	242	191	88	0	279
Debt securities	890		744	292	1,926	189	1,590	267	2,046
of which governments	368		7	0	375	8	562	0	570
of which corporates	522		737	292	1,551	181	1,028	267	1,476
Equity securities	339		520	77	936	216	666	0	882
Real estate – indirect	0		87	48	135	0	0	117	117
Alternative investments	(15)		308	79	372	0	386	58	444
of which hedge funds	0		78	79	157	0	111	58	169
of which other	(15)	[1]	230	0	215	0	275	0	275
Other investments	0		101	0	101	0	108	0	108
International	1,246		1,970	496	3,712	596	2,838	442	3,876
Total plan assets at fair value	4,559		10,433	4,322	19,314	7,053	8,620	3,838	19,511
1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2015 (CHF million)
Debt securities – corporates	267	2	(12)	2	0	35	0	294
Equity securities	0	77	0	0	0	0	0	77
Real estate	1,263	0	(87)	39	0	(12)	1	1,204
of which direct	1,146	0	0	26	0	(16)	0	1,156
of which indirect	117	0	(87)	13	0	4	1	48
Alternative investments	2,308	6	0	101	(35)	367	0	2,747
of which private equity	692	0	0	11	(26)	62	0	739
of which hedge funds	1,011	6	0	37	9	151	0	1,214
of which other	605	0	0	53	(18)	154	0	794
Total plan assets at fair value	3,838	85	(99)	142	(35)	390	1	4,322
of which Switzerland	3,396	2	0	126	(34)	336	0	3,826
of which International	442	83	(99)	16	(1)	54	1	496
2014 (CHF million)
Debt securities – corporates	177	2	0	(13)	17	65	19	267
Real estate	1,219	0	(2)	32	0	3	11	1,263
of which direct	1,123	0	0	23	0	0	0	1,146
of which indirect	96	0	(2)	9	0	3	11	117
Alternative investments	744	1,378	(5)	79	(1)	112	1	2,308
of which private equity	607	0	(1)	40	0	46	0	692
of which hedge funds	3	953	0	(10)	(1)	65	1	1,011
of which other	134	425	(4)	49	0	1	0	605
Total plan assets at fair value	2,140	1,380	(7)	98	16	180	31	3,838
of which Switzerland	1,862	1,378	(2)	111	0	47	0	3,396
of which International	278	2	(5)	(13)	16	133	31	442
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
Weighted-average plan asset allocation
	Switzerland		International
December 31	2015	2014	2015	2014
Weighted-average plan asset allocation (%)
Cash and cash equivalents	7.4	19.1	6.5	7.2
Debt securities	26.4	21.5	51.9	52.7
Equity securities	35.9	30.5	25.2	22.8
Real estate	11.6	10.7	3.6	3.0
Alternative investments	18.7	18.2	10.0	11.5
Insurance	0.0	0.0	2.8	2.8
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2016 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2016.
Weighted-average target plan asset allocation for 2016
	Switzerland	International
2016 (%)
Cash and cash equivalents	10.0	0.3
Debt securities	32.0	56.6
Equity securities	30.0	23.0
Real estate	10.0	4.2
Alternative investments	18.0	13.1
Insurance	0.0	2.8
Total	100.0	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	Defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2016	1,122	11
2017	943	12
2018	932	12
2019	927	13
2020	938	13
For five years thereafter	4,870	62

32 Derivatives and hedging activities
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
Trading activities
The Group is active in most of the principal trading markets and transacts in many trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.
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
– futures to manage risk on equity positions including convertible bonds; and
– equity derivatives to manage equity/index risks on certain structured products.
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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2015, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
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
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 35 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2015	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,737.7	118.3	112.8	54.3	1.3	1.0
Options bought and sold (OTC)	2,856.0	49.2	47.4	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,811.5	168.6	161.4	54.3	1.3	1.0
Forwards	1,498.4	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.7	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,119.4	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.8	5.1	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.1	8.4	7.5	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	722.5	22.6	25.7	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,533.0	272.4	277.4	73.2	1.3	1.1
The notional amount, PRV and NRV (trading and hedging) was CHF 33,606.2 billion, CHF 273.7 billion and CHF 278.5 billion, respectively, as of December 31, 2015.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Fair value hedges
in	2015	2014	2013
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(117)	(231)	437
Foreign exchange products	0	3	(9)
Total	(117)	(228)	428
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	101	227	(435)
Foreign exchange products	0	(3)	9
Total	101	224	(426)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(16)	(4)	2
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2015		2014		2013
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	21		40		7
Foreign exchange products	(32)		(43)		13
Total	(11)		(3)		20
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	37	[1]	21	[2]	3	[2]
Foreign exchange products	(61)	[2,3,4]	(8)	[3,4]	(3)	[3]
Total	(24)		13		0
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(12)		(1)		1
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 1 million.
Net investment hedges
in	2015	2014	2013
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	440	(1,672)	504
Total	440	(1,672)	504
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	0	2
Total	0	0	2
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
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	2015				2014
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	[1]	Total
Contingent credit risk (CHF billion)
Current net exposure	13.2	0.5	1.4	15.1	14.0	0.8	1.6		16.4
Collateral posted	12.3	0.5	–	12.8	12.2	0.9	–		13.1
Additional collateral required in a one-notch downgrade event	0.7	0.4	0.1	1.2	0.7	0.5	0.1		1.3
Additional collateral required in a two-notch downgrade event	1.8	0.7	0.6	3.1	2.2	0.8	0.7		3.7
Additional collateral required in a three-notch downgrade event	2.1	1.3	0.8	4.2	2.7	1.4	1.0		5.1
1 Additional collateral required for accelerated terminations event has been corrected.
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

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, ABS and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.
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
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” for further information on netting.
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

Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 7.8 billion and CHF 12.6 billion as of December 31, 2015 and 2014, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2015						2014
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection (sold)/ purchased	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection (sold)/ purchased
Single-name instruments (CHF billion)
Investment grade [2]	(199.6)	188.6		(11.0)	26.9	1.0	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(65.2)	61.1		(4.1)	15.7	(3.2)	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(264.8)	249.7		(15.1)	42.6	(2.2)	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(47.5)	43.9		(3.6)	6.1	(1.1)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(217.3)	205.8		(11.5)	36.5	(1.1)	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(89.1)	88.3		(0.8)	31.6	(0.5)	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(24.4)	18.0	[3]	(6.4)	6.2	0.2	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(113.5)	106.3		(7.2)	37.8	(0.3)	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(1.0)	1.0		0.0	1.0	0.0	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(112.5)	105.3		(7.2)	36.8	(0.3)	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(288.7)	276.9		(11.8)	58.5	0.5	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(89.6)	79.1		(10.5)	21.9	(3.0)	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(378.3)	356.0		(22.3)	80.4	(2.5)	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(48.5)	44.9		(3.6)	7.1	(1.1)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(329.8)	311.1		(18.7)	73.3	(1.4)	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2015	2014
Credit derivatives (CHF billion)
Credit protection sold	378.3	586.0
Credit protection purchased	356.0	564.9
Other protection purchased	80.4	114.5
Other instruments [1]	17.2	22.1
Total credit derivatives	831.9	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2015 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3
2014 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

33 Guarantees and commitments
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
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2015 (CHF million)
Credit guarantees and similar instruments	2,916	744	284	458	4,402	4,193		25	1,729
Performance guarantees and similar instruments	4,295	1,992	627	85	6,999	6,100		78	3,144
Securities lending indemnifications	0	0	0	0	0	0		0	0
Derivatives [2]	23,529	10,061	3,149	1,450	38,189	38,189		755	–	[3]
Other guarantees	3,958	552	447	522	5,479	5,474		52	3,533
Total guarantees	34,698	13,349	4,507	2,515	55,069	53,956		910	8,406
2014 (CHF million)
Credit guarantees and similar instruments	2,495	733	257	601	4,086	3,846		30	1,657
Performance guarantees and similar instruments	4,899	1,284	1,203	106	7,492	6,625		43	3,188
Securities lending indemnifications	12,257	0	0	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	6,157	986	1,816	33,558	33,558		954	–	[3]
Other guarantees	3,592	791	233	397	5,013	5,007		44	2,805
Total guarantees	47,842	8,965	2,679	2,920	62,406	61,293		1,071	19,907
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by >>>FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises, Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During 2015, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 2015 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 39 – Litigation” for further information.
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
Lease commitments
Lease commitments (CHF million)
2016	564
2017	547
2018	518
2019	483
2020	458
Thereafter	3,461
Future operating lease commitments	6,031
Less minimum non-cancellable sublease rentals	202
Total net future minimum lease commitments	5,829
Rental expense for operating leases
in	2015	2014	2013
Rental expense for operating leases (CHF million)
Minimum rental expense	558	572	642
Sublease rental income	(92)	(81)	(85)
Total net expenses for operating leases	466	491	557
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
Sale-leaseback transactions
There were no significant transactions in 2015.
During 2015, 2014 and 2013, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and eighteen years, between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 80 million for the 2015 sale-leaseback transactions, CHF 17 million for the 2014 sale-leaseback transactions and CHF 78 million for the 2013 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2015 (CHF million)
Irrevocable commitments under documentary credits	4,022	4	3	0	4,029	3,935		2,468
Irrevocable loan commitments [2]	33,890	45,365	44,759	13,639	137,653	133,833		63,276
Forward reverse repurchase agreements	48	0	0	0	48	48		48
Other commitments	450	124	29	169	772	771		6
Total other commitments	38,410	45,493	44,791	13,808	142,502	138,587		65,798
2014 (CHF million)
Irrevocable commitments under documentary credits	4,722	11	1	0	4,734	4,575		2,769
Irrevocable loan commitments [2]	30,023	32,781	46,490	10,996	120,290	115,502		56,959
Forward reverse repurchase agreements	8,292	0	0	0	8,292	8,292		8,292
Other commitments	736	768	43	223	1,770	1,770		0
Total other commitments	43,773	33,560	46,534	11,219	135,086	130,139		68,020
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 98,495 million and CHF 100,905 million of unused credit limits as of December 31, 2015 and 2014, respectively, which were revocable at the Group's sole discretion upon notice to the client.

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
Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the >>>reverse repurchase transactions takes place on specified future dates. The commitment balance for forward reverse repurchase agreements decreased in 2015 primarily as a result of a change in the calculation methodology. The Group enters into forward reverse repurchase agreements with counterparties that may have existing funded reverse repurchase agreements. Depending on the details of the counterparty contract with Credit Suisse, the new methodology considers both a counterparty’s existing funded reverse repurchase agreement and any forward reverse repurchase agreements under contract with the same counterparty.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for call and put options on shares and other equity instruments.

34 Transfers of financial assets and variable interest entities
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
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include >>>CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2015, 2014 and 2013 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2015	2014	2013
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	7	4
Proceeds from transfer of assets	9,813	5,335	5,574
Cash received on interests that continue to be held	148	102	70
RMBS
Net gain/(loss) [1]	5	13	(8)
Proceeds from transfer of assets	20,062	22,728	24,523
Purchases of previously transferred financial assets or its underlying collateral	(1)	(4)	(10)
Servicing fees	3	2	4
Cash received on interests that continue to be held	457	444	486
Other asset-backed financings
Net gain [1]	24	29	15
Proceeds from transfer of assets	1,740	1,819	915
Purchases of previously transferred financial assets or its underlying collateral [2]	0	0	(213)
Cash received on interests that continue to be held	3	17	633
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2015 and 2014, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2015	2014
CHF million
CMBS
Principal amount outstanding	40,625	41,216
Total assets of SPE	56,118	53,354
RMBS
Principal amount outstanding	54,164	49,884
Total assets of SPE	55,833	50,017
Other asset-backed financings
Principal amount outstanding	21,653	26,176
Total assets of SPE	22,787	26,176
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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 35 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2015							2014							2013
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,512				2,110			1,341				4,023			633				2,993
of which level 2			1,442				1,695			1,242				3,791			476				2,879
of which level 3			70				415			100				232			156				114
Weighted-average life, in years			8.2				9.0			4.1				7.7			7.3				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.1	–	30.1			–	[2]	1.5	–	23.0			–	[2]	2.0	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.7	–	7.2		1.7	–	33.7	1.0	–	11.0		1.9	–	17.8	1.6	–	11.6		0.0	–	45.9
Expected credit losses (rate per annum), in %	0.7	–	5.9		0.5	–	15.9	1.0	–	2.2		0.4	–	15.3	0.0	–	7.5		0.0	–	45.8
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2015 and 2014.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2015											2014
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,007				2,274			56				1,168				2,394			212
of which non-investment grade			73				581			55				79				246			146
Weighted-average life, in years			6.7				9.7			2.5				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	37.1			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(30.5)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(57.6)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	2.1	–	13.3		1.5	–	35.5	5.7	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(18.1)				(63.1)			(0.7)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(35.6)				(122.5)			(1.5)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	0.9	–	12.7		1.3	–	34.3	0.2	–	14.2		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(8.0)				(32.3)			(0.7)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(15.9)				(63.2)			(1.5)				(14.0)				(49.4)			(0.7)
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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2015 and 2014.
> Refer to “Note 36 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2015	2014
CHF million
CMBS
Other assets	0	26
Liability to SPE, included in Other liabilities	0	(26)
RMBS
Other assets	266	0
Liability to SPE, included in Other liabilities	(266)	0
Other asset-backed financings
Trading assets	155	138
Other assets	122	252
Liability to SPE, included in Other liabilities	(277)	(390)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of December 31, 2015, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of December 31, 2015, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of December 31, 2015.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2015 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[2]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 Gross derivative assets of CHF 7 million and CHF 546 million included in equity/index-related products and other products, respectively, as disclosed in Note 32 – Derivatives and hedging activities.
3 Gross derivative liabilities of CHF 7 million included in equity/index-related products, as disclosed in Note 32 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2015.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2015
CHF billion
Government debt securities	21.1
Corporate debt securities	15.2
Asset-backed securities	21.6
Equity securities	0.1
Other	0.1
Securities sold under repurchase agreements	58.1
Government debt securities	3.1
Corporate debt securities	0.4
Equity securities	8.2
Other	0.3
Securities lending transactions	12.0
Government debt securities	0.5
Corporate debt securities	0.1
Equity securities	27.9
Obligation to return securities received as collateral, at fair value	28.5
Total	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2015 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
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
Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related >>>derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.
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
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity. The Group has decided not to issue any CP from Alpine and all outstanding CP was fully repaid as of December 31, 2015.
The overall average maturity of the conduit’s outstanding CP was approximately 49 days as of December 31, 2014. As of December 31, 2014, Alpine had the highest short-term rating from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. Alpine’s purchased assets were advance financing receivables, student loans and CDOs. As of December 31, 2015 and 2014, those assets had a weighted average rating of A- and AA, respectively, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 3.3 years and 1.8 years, respectively.
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
The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
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
In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception are the key power relating to the vehicle. Activities at inception include selecting the assets and determining the capital structure. The power over a re-securitization vehicle is typically shared between the Group and the investor(s) involved in the design and creation of the vehicle. The Group concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.
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
The third-party sponsor of the VIE will typically have control over the assets during the life of the structure and have the potential to absorb significant gains and losses; the Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.
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
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2015 and 2014.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2015 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	327	0	327
Other assets	10,839	123	1,671	0	83	1,735	14,451
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,084	3,770	23,203
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	135	643	836
Total liabilities of consolidated VIEs	12,487	3	2,212	126	289	653	15,770
2014 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	452	0	452
Other assets	8,726	262	4,741	3	197	2,205	16,134
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,300	3,654	25,350
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	829	1,728
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,221	24,602
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
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations		Funds	Loans		Other	Total
2015 (CHF million)
Trading assets	90	6,021		871	425		8	7,415
Net loans	36	1,508		2,734	5,053		1,723	11,054
Other assets	0	11		13	0		161	185
Total variable interest assets	126	7,540		3,618	5,478		1,892	18,654
Maximum exposure to loss	126	12,986		3,618	11,866		2,570	31,166
Non-consolidated VIE assets	6,590	113,530		54,112	41,824		36,865	252,921
2014 (CHF million)
Trading assets	179	5,009		1,201	494		625	7,508
Net loans	211	2,307	[1]	3,213	5,482	[1]	1,544	12,757	[1]
Other assets	0	4		20	0		189	213
Total variable interest assets	390	7,320	[1]	4,434	5,976	[1]	2,358	20,478	[1]
Maximum exposure to loss	752	12,830	[1]	4,589	11,157	[1]	2,358	31,686	[1]
Non-consolidated VIE assets	8,604	120,243	[1]	56,413	45,268	[1]	23,360	253,888	[1]
1 Prior period has been corrected.
35 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
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

For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments. The fair value measurement disclosures exclude derivative transactions that are daily settled.
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

Assets and liabilities measured at fair value on a recurring basis
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		89
Interest-bearing deposits with banks	0	2	0	–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		83,565
Debt	811	493	0	–		1,304
of which corporates	0	261	0	–		261
Equity	27,141	66	0	–		27,207
Securities received as collateral	27,952	559	0	–		28,511
Debt	27,932	48,046	4,564	–		80,542
of which foreign governments	27,710	3,737	285	–		31,732
of which corporates	13	15,761	1,746	–		17,520
of which RMBS	0	22,302	814	–		23,116
of which CMBS	0	3,924	215	–		4,139
of which CDO	0	2,317	1,298	–		3,615
Equity	64,252	5,222	1,487	–		70,961
Derivatives	2,625	265,014	4,831	(244,105)		28,365
of which interest rate products	657	167,173	791	–		–
of which foreign exchange products	104	59,740	383	–		–
of which equity/index-related products	1,857	19,803	936	–		–
of which credit derivatives	0	16,267	1,568	–		–
Other	2,034	4,569	4,266	–		10,869
Trading assets	96,843	322,851	15,148	(244,105)		190,737
Debt	1,538	1,318	148	–		3,004
of which foreign governments	1,322	94	0	–		1,416
of which corporates	0	285	0	–		285
of which RMBS	0	602	148	–		750
of which CMBS	0	259	0	–		259
Equity	2	84	0	–		86
Investment securities	1,540	1,402	148	–		3,090
Private equity	0	0	1,042	–		1,042
of which equity funds	0	0	437	–		437
Hedge funds	0	98	197	–		295
of which debt funds	0	68	192	–		260
Other equity investments	0	79	1,150	–		1,229
of which private	0	70	1,149	–		1,219
Life finance instruments	0	2	1,669	–		1,671
Other investments	0	179	4,058	–		4,237
Loans	0	11,870	8,950	–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		11,546
of which financial institutions	0	4,102	1,729	–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		112
Other assets	687	19,002	7,087	(1,149)		25,627
of which loans held-for-sale	0	14,378	6,768	–		21,146
Total assets at fair value	127,022	439,361	35,661	(245,254)		356,790
Less other investments - equity at fair value attributable to noncontrolling interests	0	(18)	(583)	–		(601)
Less assets consolidated under ASU 2009-17 [2]	0	(9,212)	(3,558)	–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	127,022	430,131	31,520	(245,254)		343,419
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	482	0	–		482
Customer deposits	0	3,409	254	–		3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		32,398
Debt	811	493	0	–		1,304
of which corporates	0	261	0	–		261
Equity	27,141	66	0	–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		28,511
Debt	4,100	4,289	16	–		8,405
of which foreign governments	4,050	491	0	–		4,541
of which corporates	30	3,597	16	–		3,643
Equity	16,875	160	45	–		17,080
Derivatives	3,062	269,788	4,554	(253,918)		23,486
of which interest rate products	671	160,181	578	–		–
of which foreign exchange products	82	70,381	329	–		–
of which equity/index-related products	2,299	22,015	1,347	–		–
of which credit derivatives	0	15,522	1,757	–		–
Trading liabilities	24,037	274,237	4,615	(253,918)		48,971
Short-term borrowings	0	3,040	72	–		3,112
Long-term debt	0	66,808	14,123	–		80,931
of which treasury debt over two years	0	4,590	0	–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		6,760
of which structured notes over two years	0	38,066	9,924	–		47,990
of which other debt instruments over two years	0	1,435	638	–		2,073
of which other subordinated bonds	0	5,476	0	–		5,476
of which non-recourse liabilities	0	10,642	3,197	–		13,839
Other liabilities	0	10,224	2,491	(961)		11,754
of which failed sales	0	530	454	–		984
Total liabilities at fair value	51,989	391,157	21,555	(254,879)		209,822
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	–		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	–		104,283
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Securities received as collateral	26,029	825	0	–		26,854
Debt	31,937	57,989	4,465	–		94,391
of which foreign governments	31,708	4,869	454	–		37,031
of which corporates	28	22,493	1,435	–		23,956
of which RMBS	0	22,150	612	–		22,762
of which CMBS	0	5,293	257	–		5,550
of which CDO	0	3,185	1,421	–		4,606
Equity	86,333	6,395	1,566	–		94,294
Derivatives	4,467	615,639	6,823	(588,917)		38,012
of which interest rate products	1,616	466,890	1,803	–		–
of which foreign exchange products	118	89,101	301	–		–
of which equity/index-related products	2,711	26,644	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,986	7,122	4,326	–		14,434
Trading assets	125,723	687,145	17,180	(588,917)		241,131
Debt	2,368	315	0	–		2,683
of which foreign governments	2,066	0	0	–		2,066
of which corporates	0	313	0	–		313
Equity	2	103	3	–		108
Investment securities	2,370	418	3	–		2,791
Private equity	0	0	1,286	–		1,286
of which equity funds	0	0	585	–		585
Hedge funds	0	219	314	–		533
of which debt funds	0	181	302	–		483
Other equity investments	77	75	1,849	–		2,001
of which private	0	70	1,850	–		1,920
Life finance instruments	0	0	1,834	–		1,834
Other investments	77	294	5,283	–		5,654
Loans	0	13,560	9,353	–		22,913
of which commercial and industrial loans	0	5,816	5,853	–		11,669
of which financial institutions	0	6,227	1,494	–		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	–		70
Other assets	2,457	23,489	7,468	(1,094)		32,320
of which loans held-for-sale	0	16,107	6,851	–		22,958
Total assets at fair value	156,656	830,241	39,434	(590,011)		436,320
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	–		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	–		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,581	820,985	35,458	(590,011)		423,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	823	0	–		823
Customer deposits	0	3,161	100	–		3,261
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	–		54,732
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Obligation to return securities received as collateral	26,029	825	0	–		26,854
Debt	11,678	4,914	1	–		16,593
of which foreign governments	11,530	757	0	–		12,287
of which corporates	21	3,917	1	–		3,939
Equity	19,060	122	2	–		19,184
Derivatives	4,594	619,787	6,414	(593,917)		36,878
of which interest rate products	1,585	458,894	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	26,746	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,332	624,823	6,417	(593,917)		72,655
Short-term borrowings	0	3,766	95	–		3,861
Long-term debt	0	66,558	14,608	–		81,166
of which treasury debt over two years	0	8,616	0	–		8,616
of which structured notes over two years	0	31,083	10,267	–		41,350
of which non-recourse liabilities	0	10,126	2,952	–		13,078
Other liabilities	0	14,795	3,363	(1,220)		16,938
of which failed sales	0	652	616	–		1,268
Total liabilities at fair value	61,361	769,483	24,583	(595,137)		260,290
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2015, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and equity as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 2015, transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity for which suitable closing prices were unobtainable as of the end of 2015.
Transfers between level 1 and level 2
in	2015		2014
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	85	187	1,108	533
Equity	566	1,257	513	391
Derivatives	4,328	24	5,785	500
Trading assets	4,979	1,468	7,406	1,424
Liabilities (CHF million)
Debt	108	79	861	658
Equity	85	139	133	90
Derivatives	4,552	114	6,073	87
Trading liabilities	4,745	332	7,067	835

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2015	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	(41)	0	0	259	(141)	0		0	0		0	4	158
Securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Debt	4,465	1,591	(1,463)	2,950	(2,974)	0	0	(30)		221	0		0	(196)	4,564
of which corporates	1,435	823	(467)	1,281	(1,388)	0	0	(17)		189	0		0	(110)	1,746
of which RMBS	612	492	(615)	1,064	(772)	0	0	(6)		29	0		0	10	814
of which CMBS	257	127	(83)	207	(265)	0	0	(2)		(24)	0		0	(2)	215
of which CDO	1,421	72	(252)	379	(364)	0	0	(6)		51	0		0	(3)	1,298
Equity	1,566	749	(702)	1,228	(1,087)	0	0	(34)		(228)	0		0	(5)	1,487
Derivatives	6,823	2,310	(1,243)	0	0	1,493	(3,875)	11		(545)	0		0	(143)	4,831
of which interest rate products	1,803	53	(282)	0	0	304	(719)	6		(341)	0		0	(33)	791
of which equity/index-related products	1,063	530	(362)	0	0	366	(680)	10		32	0		0	(23)	936
of which credit derivatives	2,569	1,574	(599)	0	0	405	(1,776)	(5)		(547)	0		0	(53)	1,568
Other	4,326	1,157	(896)	4,085	(4,276)	0	(292)	(7)		182	0		0	(13)	4,266
Trading assets	17,180	5,807	(4,304)	8,263	(8,337)	1,493	(4,167)	(60)		(370)	0		0	(357)	15,148
Investment securities	3	8	(97)	320	(102)	0	(36)	6		39	0		0	7	148
Equity	3,449	1	(424)	240	(829)	0	0	0		(18)	70		59	(159)	2,389
Life finance instruments	1,834	0	0	201	(361)	0	0	0		(1)	0		0	(4)	1,669
Other investments	5,283	1	(424)	441	(1,190)	0	0	0		(19)	70		59	(163)	4,058
Loans	9,353	1,347	(1,153)	686	(1,055)	3,519	(3,371)	1		(207)	(4)		(14)	(152)	8,950
of which commercial and industrial loans	5,853	985	(365)	69	(687)	2,205	(2,072)	1		(85)	(4)		(14)	(151)	5,735
of which financial institutions	1,494	329	(266)	296	(213)	811	(639)	0		(85)	0		0	2	1,729
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		14	1	112
Other assets	7,468	4,025	(3,937)	4,244	(3,691)	784	(1,309)	(8)		(208)	0		(5)	(276)	7,087
of which loans held-for-sale [2]	6,851	4,016	(3,841)	4,137	(3,410)	784	(1,309)	(13)		(178)	0		(3)	(266)	6,768
Total assets at fair value	39,434	11,188	(9,956)	13,976	(14,379)	6,055	(9,024)	(61)		(756)	66		54	(936)	35,661
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	213	(28)	0		(18)	0		0	(9)	254
Obligation to return securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Trading liabilities	6,417	2,515	(1,891)	63	(57)	1,460	(3,098)	20		(697)	0		(18)	(99)	4,615
of which interest rate derivatives	1,202	109	(400)	0	0	140	(343)	13		(127)	0		0	(16)	578
of which foreign exchange derivatives	560	19	(36)	0	0	20	(76)	1		(151)	0		0	(8)	329
of which equity/index-related derivatives	1,466	297	(796)	0	0	689	(349)	48		3	0		0	(11)	1,347
of which credit derivatives	2,760	1,860	(628)	0	0	330	(2,098)	(43)		(362)	0		0	(62)	1,757
Short-term borrowings	95	98	(37)	0	0	371	(442)	(1)		(10)	0		0	(2)	72
Long-term debt	14,608	2,603	(4,819)	0	0	7,386	(4,874)	(16)		(801)	0		(5)	41	14,123
of which structured notes over two years	10,267	1,117	(3,293)	0	0	5,464	(3,104)	(7)		(566)	0		0	46	9,924
of which non-recourse liabilities	2,952	1,197	(902)	0	0	912	(807)	(3)		(148)	0		0	(4)	3,197
Other liabilities	3,363	249	(1,240)	184	(218)	10	(245)	11		18	8		408	(57)	2,491
of which failed sales	616	14	(18)	132	(127)	0	0	2		(160)	0		0	(5)	454
Total liabilities at fair value	24,583	5,477	(8,003)	251	(279)	9,440	(8,687)	14		(1,508)	8		385	(126)	21,555
Net assets/(liabilities) at fair value	14,851	5,711	(1,953)	13,725	(14,100)	(3,385)	(337)	(75)		752	58		(331)	(810)	14,106
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (308) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

350 / 351

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2014	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(151)	0	0	0	0	0		0	0		0	24	77
Debt	5,069	1,260	(3,018)	5,554	(5,435)	0	0	(60)		535	0		0	560	4,465
of which corporates	2,128	392	(756)	1,161	(2,004)	0	0	(68)		402	0		0	180	1,435
of which RMBS	436	625	(676)	732	(659)	0	0	11		81	0		0	62	612
of which CMBS	417	105	(392)	415	(282)	0	0	0		(58)	0		0	52	257
of which CDO	1,567	112	(697)	2,593	(2,402)	0	0	(8)		61	0		0	195	1,421
Equity	595	939	(469)	727	(554)	0	0	35		196	0		0	97	1,566
Derivatives	5,217	2,156	(1,168)	0	0	2,330	(3,334)	110		941	0		0	571	6,823
of which interest rate products	1,574	70	(40)	0	0	197	(574)	13		393	0		0	170	1,803
of which equity/index-related products	1,240	132	(534)	0	0	405	(417)	120		(26)	0		0	143	1,063
of which credit derivatives	1,138	1,891	(575)	0	0	536	(899)	(28)		379	0		0	127	2,569
Other	2,829	863	(878)	4,168	(3,288)	0	(201)	17		404	0		0	412	4,326
Trading assets	13,710	5,218	(5,533)	10,449	(9,277)	2,330	(3,535)	102		2,076	0		0	1,640	17,180
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	2	(22)	774	(3,551)	0	0	0		22	0		531	324	3,449
Life finance instruments	1,600	0	0	204	(333)	0	0	0		179	0		0	184	1,834
Other investments	6,969	2	(22)	978	(3,884)	0	0	0		201	0		531	508	5,283
Loans	7,998	500	(601)	1,024	(2,012)	4,878	(3,168)	3		(173)	0		(2)	906	9,353
of which commercial and industrial loans	5,309	253	(349)	368	(1,098)	3,346	(2,428)	1		(118)	0		(4)	573	5,853
of which financial institutions	1,322	156	(163)	16	(422)	943	(482)	0		(33)	0		5	152	1,494
Other intangible assets (mortgage servicing rights)	42	0	0	29	0	0	0	0		(7)	0		0	6	70
Other assets	6,159	3,165	(3,205)	7,852	(6,713)	845	(1,448)	165		(5)	0		0	653	7,468
of which loans held-for-sale	5,615	3,154	(3,174)	7,486	(6,382)	845	(1,448)	169		(2)	0		(1)	589	6,851
Total assets at fair value	35,084	8,885	(9,512)	20,332	(21,886)	8,053	(8,151)	270		2,092	0		529	3,738	39,434
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(19)	0		16	0		0	3	100
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(127)	0	0	0	0	0		0	0		0	13	0
Trading liabilities	5,564	2,471	(1,655)	36	(39)	1,526	(2,778)	251		469	0		0	572	6,417
of which interest rate derivatives	1,129	56	(109)	0	0	72	(499)	1		429	0		0	123	1,202
of which foreign exchange derivatives	938	0	(2)	0	0	5	(239)	(4)		(205)	0		0	67	560
of which equity/index-related derivatives	1,896	478	(941)	0	0	656	(890)	273		(201)	0		0	195	1,466
of which credit derivatives	1,230	1,906	(587)	0	0	473	(885)	(16)		496	0		0	143	2,760
Short-term borrowings	165	67	(74)	0	0	382	(456)	(3)		0	0		0	14	95
Long-term debt	9,780	2,441	(3,475)	0	0	8,432	(3,870)	144		(338)	0		0	1,494	14,608
of which structured notes over two years	6,217	1,468	(1,931)	0	0	5,930	(2,027)	(6)		(406)	0		0	1,022	10,267
of which non-recourse liabilities	2,552	924	(1,007)	0	0	1,170	(1,153)	155		10	0		0	301	2,952
Other liabilities	2,861	121	(133)	530	(1,215)	649	(233)	11		114	3		361	294	3,363
of which failed sales	1,143	76	(50)	292	(949)	0	0	0		29	0		(2)	77	616
Total liabilities at fair value	18,539	5,100	(5,464)	566	(1,254)	11,034	(7,356)	403		261	3		361	2,390	24,583
Net assets/(liabilities) at fair value	16,545	3,785	(4,048)	19,766	(20,632)	(2,981)	(795)	(133)		1,831	(3)		168	1,348	14,851
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
352 / 353

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2015				2014
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	677	(273)	404	[1]	1,698	165	1,863	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	80	13	93		(834)	18	(816)
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
Transfers in and out of level 3
Transfers into level 3 assets during 2015 were CHF 11,188 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit, equity derivatives and emerging market businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2015 were CHF 9,956 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, equity derivatives and alternative investment businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
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
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under >>>repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
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
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of >>>RMBS, >>>CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
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
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple and volatility.
Derivatives
>>>Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
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
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion, funding spread and gap risk.
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
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include price, volatility, EBITDA multiple, buyback probability and correlation.
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
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
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
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
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
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
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
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread and recovery rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, mean reversion and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable input basis spread and buyback probability would decrease the fair value.
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
Quantitative information about level 3 assets at fair value
end of 2015	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,564
of which corporates	1,746
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	1,487
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model		Correlation, in %		17		100		63
				Prepayment rate, in %		1		36		16
				Volatility skew, in %		(8)		0		(2)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		130		1,687		330
of which equity/index-related products	936
of which	778	Option model		Correlation, in %		(87)		99		23
				Volatility, in %		0		253		26
of which	109	Market comparable		EBITDA multiple		4		10		7
				Price, in %		97		97		97
of which credit derivatives	1,568	Discounted cash flow		Credit spread, in bp		1		2,349		331
				Recovery rate, in %		0		60		23
				Discount rate, in %		2		50		19
				Default rate, in %		1		35		6
				Loss severity, in %		15		100		64
				Correlation, in %		43		97		85
				Prepayment rate, in %		0		12		4
				Funding spread, in bp		61		68		67
Other	4,266
of which	2,859	Market comparable		Price, in %		0		106		45
of which	865	Discounted cash flow		Market implied life expectancy, in years		3		18		8
Trading assets	15,148
Investment securities	148	–		–		–		–		–
Private equity	1,042	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	197	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,150	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,669	Discounted cash flow		Market implied life expectancy, in years		2		20		8
Other investments	4,058
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow		Credit spread, in bp		70		2,528		474
of which	1,146	Market comparable		Price, in %		0		106		65
of which financial institutions	1,729
of which	1,451	Discounted cash flow		Credit spread, in bp		84		826		359
of which	109	Market comparable		Price, in %		0		100		98
Other intangible assets (mortgage servicing rights)	112	–		–		–		–		–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price		Price, in %		0		101		97
of which	722	Discounted cash flow		Credit spread, in bp		99		3,220		515
				Recovery rate, in %		1		1		1
of which	2,251	Market comparable		Price, in %		0		104		76
Total level 3 assets at fair value	35,661
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

Quantitative information about level 3 liabilities at fair value
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,491
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,555
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
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
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
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low >>>PD or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
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
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
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
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	2015							2014
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	2		0		2	0		7		106		113	0
Equity funds	79		1,606	[1]	1,685	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(6)		(6)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	81		1,600		1,681	0		109		1,906		2,015	0
Debt funds	184		76		260	1		296		187		483	1
Equity funds	0		0		0	0		0		0		0	0
Others	0		35		35	0		0		50		50	0
Hedge funds	184		111	[3]	295	1		296		237	[4]	533	1
Debt funds	11		0		11	17		17		0		17	15
Equity funds	437		0		437	115		585		0		585	123
Real estate funds	282		0		282	76		302		0		302	98
Others	312		0		312	141		382		0		382	158
Private equities	1,042		0		1,042	349		1,286		0		1,286	394
Equity method investments [5]	660		196		856	100		1,196		157		1,353	220
Total funds held in other investments [5]	1,886		307		2,193	450		2,778		394		3,172	615
Total fair value [5]	1,967	[6]	1,907	[7]	3,874	450	[8]	2,887	[6]	2,300	[7]	5,187	615	[8]
1
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
42% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 28% is redeemable on an annual basis with a notice period of more than 60 days, 16% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 14% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, and 11% is redeemable on an annual basis with a notice period of more than 60 days.

5 Prior period has been corrected.
6 Includes CHF 464 million and CHF 612 million attributable to noncontrolling interests in 2015 and 2014, respectively.
7 Includes CHF 9 million and CHF 138 million attributable to noncontrolling interests in 2015 and 2014, respectively.
8 Includes CHF 176 million and CHF 185 million attributable to noncontrolling interests in 2015 and 2014, respectively.

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
Nonrecurring fair value changes
end of	2015	2014
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	1.4
of which level 2	0.1	1.2
of which level 3	0.0	0.2
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a >>>fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
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
Loans
The Group has elected to account for substantially all commercial loans and loan commitments from the investment banking businesses and certain emerging market loans from the investment banking businesses at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its private, corporate and institutional banking businesses at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.
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

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of US GAAP. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value. Some hybrid debt instruments do not result in bifurcatable debt instruments. US GAAP permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s private, corporate and institutional banking businesses, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.
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
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2015			2014
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,628	5,019	(3,391)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	83,565	83,397	168	104,283	104,027	256
Loans	20,820	22,289	(1,469)	22,913	23,782	(869)
Other assets [1]	23,906	30,308	(6,402)	26,088	33,091	(7,003)
Due to banks and customer deposits	(913)	(826)	(87)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(32,398)	(32,381)	(17)	(54,732)	(54,661)	(71)
Short-term borrowings	(3,112)	(3,263)	151	(3,861)	(3,918)	57
Long-term debt	(80,931)	(85,335)	4,404	(81,166)	(81,322)	156
Other liabilities	(984)	(2,619)	1,635	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	2015		2014		2013
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	8	[1]	10	[1]
of which related to credit risk	(1)		(2)		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,279	[1]	913	[1]	1,143	[1]
Other investments	242	[3]	370	[3]	126	[3]
of which related to credit risk	0		5		11
Loans	439	[1]	10	[2]	1,470	[1]
of which related to credit risk	(236)		(151)		26
Other assets	111	[1]	1,302	[1]	2,058	[1]
of which related to credit risk	(511)		387		604
Due to banks and customer deposits	4	[2]	(59)	[2]	0
of which related to credit risk	19		(17)		(5)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	55	[2]	205	[2]	(67)	[1]
Short-term borrowings	439	[2]	152	[2]	(256)	[2]
Long-term debt	5,317	[2]	858	[2]	(2,759)	[2]
of which related to credit risk [4]	207		599		(384)
Other liabilities	316	[3]	(169)	[2]	441	[2]
of which related to credit risk	(93)		(156)		112
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (108) million and CHF 261 million in 2015, respectively, CHF 336 million and CHF 261 million in 2014, respectively, and CHF (268) million and CHF (111) million in 2013, respectively.

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
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2015 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	39,485	0	39,485	0	39,485
Loans	248,326	0	250,639	6,150	256,789
Other financial assets [1]	148,491	92,547	54,359	1,893	148,799
Financial liabilities
Due to banks and deposits	359,614	206,475	153,545	0	360,020
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	116,676	0	117,321	778	118,099
Other financial liabilities [2]	63,921	32	63,440	578	64,050
2014 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	245,866	0	248,969	3,678	252,647
Other financial assets [1]	148,473	80,520	66,714	1,579	148,813
Financial liabilities
Due to banks and deposits	390,984	217,482	173,501	0	390,983
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	96,732	0	97,105	1,201	98,306
Other financial liabilities [2]	85,066	15	84,336	586	84,937
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

36 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2015	2014
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	137,330	153,982
of which encumbered	91,278	103,245
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
Collateral
end of	2015	2014
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	422,269	444,852
of which sold or repledged	186,132	218,752	[1]
1 Prior period has been corrected.
Other information
end of	2015	2014
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	24,592	26,286
Swiss National Bank required minimum liquidity reserves	2,014	2,202

37 Capital adequacy
The Group is subject to regulation by >>>FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Group has operated under the international capital adequacy standards known as >>>Basel III, as issued by the >>>BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS). These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34.
According to FINMA and BIS capital requirements, total regulatory capital is comprised of the following categories: CET1 capital, tier 1 capital and tier 2 capital. CET1 capital consists of total shareholders’ equity, regulatory adjustments, including a cumulative dividend accrual, and certain adjustments subject to phase in, including an adjustment for the accounting treatment of pension plans. Tier 1 capital consists of CET1 capital and additional tier 1 capital, which includes high-trigger and low-trigger capital instruments, certain instruments subject to phase out and deductions from additional tier 1 capital. Deductions from tier 1 capital during the phase-in period include, among other items, goodwill and intangible assets and gains/(losses) due to changes in own credit risks on >>>fair valued financial liabilities that will be deducted from CET1 capital once Basel III is fully implemented. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of unsecured, subordinated instruments that are senior only to tier 1 instruments. The sum of tier 1 capital and tier 2 capital equals total eligible capital.
Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents, market positions in the trading portfolio and operational risk from processes, people, systems and external events.
As of December 31, 2015 and 2014, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics – Basel III
end of	2015	2014
Eligible capital (CHF million)
CET1 capital	42,072	43,322
Additional tier 1 capital	10,991	6,482
Tier 1 capital	53,063	49,804
Tier 2 capital	9,619	10,947
Total eligible capital	62,682	60,751
Risk-weighted assets (CHF million)
Credit risk	193,198	192,663
Market risk	29,799	34,468
Operational risk	66,438	58,413
Non-counterparty risk	5,515	5,866
Risk-weighted assets	294,950	291,410
Capital ratios (%)
CET1 ratio	14.3	14.9
Tier 1 ratio	18.0	17.1
Total capital ratio	21.3	20.8
Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2015 and 2014, the Group and its subsidiaries, with one exception in 2014, complied with all applicable regulatory capital adequacy requirements. As of December 31, 2014, due to an operational delay in the return of cash collateral from an affiliate, CS Capital LLC was left with an unsecured receivable that led to a capital charge of the same amount. The capital charge resulted in CS Capital LLC failing to meet the minimum net capital requirement as of December 31, 2014. On January 2, 2015, the cash collateral was returned to CS Capital LLC and the net capital deficiency was cured.
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
As of December 31, 2015 and 2014, the Group was not subject to restrictions on its ability to pay the proposed dividends.

38 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by >>>FINMA.
Assets under management
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to assets under custody within client assets which has been reflected as a structural effect in the third quarter of 2015.
Assets under management include assets for which the Group provides investment advisory or discretionary asset management services, investment fund assets and assets invested in other investment fund-like pooled investment vehicles managed by the Group. The classification of assets under management is conditional upon the nature of the services provided by the Group and the clients’ intentions. Assets are individually assessed on the basis of each client’s intentions and objectives and the nature of the banking services provided to that client. In order to be classified as assets under management, the Group must currently or in the foreseeable future expect to provide a service where the involvement of the Group’s banking or investment expertise (e.g. as asset manager or investment advisor) is not purely executional or custodial in nature.
Assets under custody are client assets held mainly for execution-related or safekeeping/custody purposes only and therefore are not considered assets under management since the Group does not generally provide asset allocation or financial advice.
Assets of corporate clients and public institutions that are used primarily for cash management or transaction executional purposes for which no investment advice is provided are classified as commercial assets or assets under custody and therefore do not qualify as assets under management.
For the purpose of classifying assets under management, clients with multiple accounts are assessed from a holistic client perspective. Accounts that are clearly separate from the remainder of the client relationship and represent assets held for custody purposes only are not included as assets under management.
The initial classification of the assets may not be permanent as the nature of the client relationship is reassessed on an on-going basis. If changes in client intent or activity warrant reclassification between client asset categories, the required reclassification adjustments are made immediately when the change in intent or activity occurs.
Reclassifications between assets under management and assets held for transaction-related or custodial purposes result in corresponding net asset inflows or outflows.
A portion of the Group’s assets under management results from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by the Group. The extent of double counting is disclosed in the following table.
Assets under management
end of	2015	2014
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	186.9	157.2
Assets with discretionary mandates	223.1	271.8
Other assets under management	804.1	939.7
Assets under management (including double counting)	1,214.1	1,368.7
of which double counting	48.0	47.4

Changes in assets under management
	2015		2014
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,368.7		1,277.6
Net new assets/(net asset outflows)	46.9	[2]	27.9	[3]
Market movements, interest, dividends and foreign exchange	(26.9)		92.5
of which market movements, interest and dividends [4]	9.8		43.6
of which foreign exchange	(36.7)		48.9
Other effects	(174.6)	[2,5]	(29.3)
Assets under management at end of period	1,214.1		1,368.7
1 Including double counting.
2 Updated since the 4Q15 Earnings Release to reflect a reclassification within the components of the growth in assets under management.
3 Includes CHF (2.0) billion net asset outflows from discontinued operations.
4 Net of commissions and other expenses and net of interest expenses charged.
5
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to assets under custody within client assets, which was reflected as a structural effect in the third quarter of 2015.

Net new assets
Net new assets measure the degree of success in acquiring assets under management or increasing assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Group’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Divisional allocation
Assets under management and net new assets for private banking businesses (within Swiss Universal Bank, International Wealth Management and Asia Pacific divisions), the Corporate & Institutional Banking business (within Swiss Universal Bank) and the Strategic Resolution Unit are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
The allocation of assets under management and net new assets for Asset Management (within Internal Wealth Management) reflects the location where the investment vehicles are managed and where the costs of managing the funds are incurred.

39 Litigation
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
Litigation provisions
2015
CHF million
Balance at beginning of period	1,022
Increase in litigation accruals	1,255
Decrease in litigation accruals	(134)
Decrease for settlements and other cash payments	(541)
Foreign exchange translation	3
Balance at end of period	1,605
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 2.2 billion.
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

Enron-related litigation
Two Enron-related actions remain pending against CSS LLC and certain of its affiliates, both in the US District Court for the Southern District of Texas. In these actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. A motion to dismiss is pending. On November 9, 2015, the plaintiff moved for the court to suggest to the Judicial Panel on Multidistrict Litigation (JPML) that the JPML remand the case to the US District Court for Southern District of New York (SDNY). That motion is also pending.
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
Following an investigation, on November 20, 2012, the New York Attorney General (NYAG), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey (NJAG), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. All actions are at early procedural points.
On September 16, 2014, the Commonwealth of Virginia (Commonwealth), on behalf of the Virginia Retirement System, filed an action against CSS LLC and other financial institutions in Virginia state court relating to an unstated amount of RMBS at issue in connection with losses allegedly incurred by the Virginia Retirement System. On October 16, 2014, the Commonwealth’s claims against CSS LLC and other financial institutions based on offerings issued by affiliates of Countrywide Securities Corporation were removed to the US District Court for the Eastern District of Virginia. The Commonwealth’s other claims against CSS LLC and other financial institutions were pending in Virginia state court. On January 21, 2016, following a settlement, a notice of dismissal with prejudice was filed with the US District Court for the Eastern District of Virginia, which was entered by the court on January 26, 2016, discontinuing the action brought by the Commonwealth pending in the federal court relating to an unstated amount of RMBS. In addition, on January 21, 2016, following the same settlement, an agreed order of dismissal with prejudice was filed in the Virginia state court presiding in the action brought by the Commonwealth, and on January 28, 2016, the Virginia state court dismissed with prejudice all claims against CSS LLC relating to an unstated amount of RMBS. Thus, both actions are dismissed.
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions have generally alleged that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances, and CSS LLC and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.
Class action litigations
In class actions and putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has or had contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac). With respect to IndyMac, CSS LLC was named as a defendant in a class action, In re IndyMac Mortgage-Backed Securities Litigation, in the SDNY, brought on behalf of purchasers of securities in various IndyMac RMBS offerings. CSS LLC and five other underwriter defendants agreed to a settlement of the IndyMac class action for a total of USD 340 million. In an order dated September 30, 2014, the SDNY granted preliminary approval to the settlement and held a final approval hearing on February 3, 2015. On February 23, 2015, the SDNY entered a final judgment and order of dismissal with prejudice, discontinuing the In re IndyMac Mortgage-Backed Securities Litigation. A further class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relates to two RMBS offerings, totaling approximately USD 1.6 billion, sponsored and underwritten by the Credit Suisse defendants. On March 17, 2014, the SDNY granted plaintiffs’ motion for class certification for the second of the two RMBS offerings, having previously certified the class for purchasers of the first offering. The parties have agreed to a settlement of USD 110 million. In an order dated January 6, 2016, the SDNY granted preliminary approval of the settlement, which is still subject to final approval.
Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, are defendants in: one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); such claims were dismissed in their entirety on March 24, 2015 by an SDNY order, which was appealed on April 7, 2015 by the FDIC; four actions brought by the FDIC, as receiver for Colonial Bank: one dismissed action in the SDNY, which is now on appeal, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading), one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 153 million of the RMBS at issue (approximately 49% of the USD 311 million at issue against all defendants in the operative pleading), and one action previously pending in the US District Court for the Central District of California that was subsequently transferred to the US District Court for the Middle District of Alabama, in which claims against CSS LLC relate to approximately USD 34 million of the RMBS at issue (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading) and which has a trial scheduled to begin in October 2016, and one dismissed action in the US District Court for the Central District of California, which is now on appeal, in which claims against CSS LLC relate to approximately USD 12 million of the RMBS at issue (approximately 5% of the USD 259 million at issue against all defendants in the operative pleading); four individual actions brought by the Federal Home Loan Banks of Seattle, San Francisco and Boston in various state and federal courts, in which claims against CSS LLC and its affiliates relate to approximately USD 249 million in the Seattle action, which has a trial scheduled to begin in July 2016, approximately USD 1.7 billion in the San Francisco actions (approximately 18% of the USD 9.5 billion at issue against all defendants in the operative pleadings, reduced to reflect the dismissal of certain certificates) which has a trial scheduled to begin in August 2016, and USD 333 million, reduced from USD 373 million following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to certain RMBS offerings, including RMBS offerings on which CSS LLC and its affiliates were sued, in the Boston action (approximately 6% of the USD 5.7 billion at issue against all defendants in the operative pleading); two actions brought by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its employees relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings); one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; and one action brought by the Texas County and District Retirement System in Texas state court, in which claims against CSS LLC relate to an unstated amount of the RMBS at issue. In addition, on February 6, 2015, Tennessee Consolidated Retirement System filed an action against CSS LLC and other financial institutions in Tennessee state court relating to an unstated amount of RMBS at issue. On June 22, 2015, Tennessee Consolidated Retirement System filed an amended complaint relating to approximately USD 24 million of RMBS at issue against CSS LLC (approximately 4% of the USD 644 million at issue against all defendants in the operative pleading).
CSS LLC and certain of its affiliates and/or employees are the only defendants named in: one action brought by CMFG Life Insurance Company and affiliated entities in the US District Court for the Western District of Wisconsin, in which claims against CSS

LLC relate to approximately USD 70 million of RMBS; one action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 111 million of RMBS; one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS; two actions brought by the National Credit Union Administration Board: one as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliate relate to approximately USD 311 million of RMBS, for which the US District Court for the District of Kansas issued an order vacating its prior partial dismissal of the action, increasing the RMBS at issue for CSS LLC and its affiliates from approximately USD 311 million to USD 715 million on May 27, 2015, and one as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 229 million of RMBS and which has a trial scheduled to begin in June 2016; one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of RMBS, which was dismissed in its entirety on April 16, 2015 and is now on appeal; and one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against CSS LLC and its affiliate relate to approximately USD 360 million of RMBS. These actions are at early or intermediate procedural points.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2015, individual investor actions discontinued during the course of 2015 included the following: on August 17, 2015, a stipulation of discontinuance with prejudice was filed with the SCNY, discontinuing the action brought by Commerzbank AG London Branch against CSS LLC and its affiliates, in which claims against CSS LLC and its affiliates relate to approximately USD 121 million of the RMBS at issue (approximately 6% of the USD 1.9 billion at issue against all defendants in the operative pleading); on October 9 and 15, 2015, following a settlement, the California state court presiding in an action brought by the Charles Schwab Corporation dismissed with prejudice all claims against CSS LLC and its affiliates relating to USD 100 million of the RMBS at issue against CSS LLC and its affiliates, and dismissed without prejudice the remaining claim against CSS LLC relating to USD 25 million of the RMBS at issue against CSS LLC.
In addition, on December 15, 2015, following a settlement, the US Court of Appeals for the Second Circuit, presiding in the appeal of the action brought by The Union Central Life Insurance Company and affiliated entities (Union Central) in the SDNY, granted the stipulation withdrawing Union Central's appeal of the SDNY's dismissal with prejudice of all claims against CSS LLC and its affiliates and employees, relating to approximately USD 65 million of RMBS. Thus, the entire action is dismissed with prejudice.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY commenced by MBIA Insurance Corp. (MBIA) which guaranteed payments of principal and interest related to approximately USD 770 million of RMBS issued in offerings sponsored by Credit Suisse. One theory of liability advanced by MBIA is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA alleges claims for fraud, fraudulent inducement, material misrepresentations, and breaches of warranties, repurchase obligations, access rights and servicing obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD 549 million.
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
In addition, CIFG Assurance North America, Inc. (CIFG) filed an action against CSS LLC in the SCNY, relating to financial guaranty insurance issued by CIFG on a CDS guaranteeing payment on approximately USD 396 million of notes of a collateralized debt obligation. CIFG alleges material misrepresentation in the inducement of an insurance contract and fraud relating to alleged affirmative misrepresentations and material omissions made to induce CIFG to guarantee the CDS. The SCNY granted CSS LLC’s motion to dismiss the action and on May 28, 2015, the Supreme Court of New York, Appellate Division, First Department, issued an order affirming the dismissal.
Further, on November 16, 2015, a stipulation of discontinuance with prejudice was filed with the SCNY, discontinuing the action brought by Financial Guaranty Insurance Company (FGIC) against CSS LLC and one of its affiliates. FGIC guaranteed payments of principal and interest related to approximately USD 240 million of RMBS issued in offerings sponsored by Credit Suisse and had submitted repurchase demands for loans with an original principal balance of approximately USD 37 million.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 341 million which was dismissed without prejudice by order of the SCNY on March 24, 2015, which order was appealed, and which action was re-filed on September 17, 2015; one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million, which was dismissed without prejudice by order of the SCNY on December 21, 2015, and the plaintiff has one year to refile; one action brought by Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2, in which no damages amount is alleged, which was dismissed without prejudice by order of the SCNY on April 8, 2015, which order was appealed on May 13, 2015, which appeal was withdrawn on September 18, 2015; one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at early or intermediate procedural points.
As disclosed in Credit Suisse’s fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals are on appeal.
Refco-related litigation
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York state court (later removed to the SDNY) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 initial public offering. Plaintiffs sought to recover from defendants more than USD 800 million, consisting of USD 263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds, and pre-judgment interest. In November 2008, CSS LLC filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs’ claim for aiding and abetting fraud. In August 2012, CSS LLC filed a motion for summary judgment with respect to the remaining part of plaintiffs’ aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing CSS LLC from the case. The court entered a final judgment dismissing the claims against CSS LLC on August 16, 2014 and, on September 16, 2014, plaintiffs appealed to the US Court of Appeals for the Second Circuit. Briefing of the appeal is complete, and oral argument took place on January 7, 2016, with a decision expected later in the year.
Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs’ motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs’ motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment, which are scheduled to be argued in April 2016. The trial is scheduled to begin in August 2016.
The Bank and other affiliates are also the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Bank’s affiliates had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties have filed notices of appeal from that judgment. In the case in New York state court, the court granted in part and denied in part the Bank’s summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties have subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters, including the New York State Department of Financial Services (DFS). As part of the settlement, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the DFS (a separate position from the independent consultant agreed to in the settlement with the SEC) and provides ongoing reports to various agencies. Credit Suisse AG is paying for the cost of the monitor.
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
The reference rates investigations have also included information requests from regulators regarding trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading), sovereign and agency bonds, and commodities (including precious metals) markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations. The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but two of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court dismissed a substantial portion of the case against the panel banks, dismissing the claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008 (extended to after April 14, 2009 in a subsequent order). Plaintiffs appealed part of the decision, and the federal appeals court heard oral argument on the appeal on November 13, 2015 but has not yet issued a decision. Between April 2013 and November 2015, the SDNY has issued a number of decisions narrowing and defining the scope of the permissible claimants and claims: On August 23, 2013, the SDNY rejected plaintiffs’ requests to replead the dismissed causes of action, except for certain of plaintiffs’ state law claims, which plaintiffs asserted in amended complaints. In June 2014, the SDNY denied most of defendants’ motion to dismiss. On August 4, 2015, the SDNY ruled on certain of defendants’ additional motions to dismiss claims brought by plaintiffs not subject to the March 29, 2013 order, and dismissed some of these plaintiffs' claims, including claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, while allowing certain Commodity Exchange Act claims, fraud, breach of contract, and unjust enrichment claims to survive. On November 3, 2015, the SDNY further dismissed purported classes brought by student loan borrowers and lending institutions and allowed certain over-the-counter plaintiffs to amend their complaints to add new plaintiffs to certain claims.
One of the matters not consolidated in the multi district litigation is also in the SDNY, and the SDNY granted the defendants’ motion to dismiss on March 31, 2015, but gave plaintiff leave to file a new pleading. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants’ opposition brief was filed on July 15, 2015. The other matter has been proceeding in New York state court and plaintiffs agreed to dismiss all claims and the matter has been concluded.
Furthermore, in February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. On June 19, 2015, the plaintiffs filed an amended complaint. On August 18, 2015, the defendants filed motions to dismiss.
Additionally, Credit Suisse Group AG and affiliates as well as other financial institutions are named in two pending civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the two class actions brought by foreign based investors. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. In August 2015, the court consolidated all foreign exchange-related actions pending in the SDNY, except one putative class action alleging violations of the US Employee Retirement Income Security Act of 1974 based on the same alleged conduct. In November 2015, the Group and affiliates, with other financial institutions, filed a motion to dismiss the second consolidated amended complaint. The Group and several affiliates, with other financial institutions, have also been named in two Canadian putative class actions, which make similar allegations.
Credit Suisse AG, New York Branch and other financial institutions have also been named in a pending consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars in the SDNY. On February 12, 2015, the class plaintiffs filed a consolidated amended class action complaint. On April 13, 2015, the defendants filed a motion to dismiss.
CSS LLC, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. Plaintiffs have not yet filed a consolidated amended complaint.
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in putative civil class action complaints relating to interest rate swaps. The complaints generally allege that defendants colluded to prevent the development of exchange trading for interest rate swaps.
CDS-related matters
In July 2013, the Directorate General for Competition of the European Commission (DG Comp) issued a Statement of Objections to various entities of thirteen CDS dealer banks, certain Markit entities and ISDA in relation to DG Comp’s investigation into possible violations of competition law by certain CDS market participants. Certain Credit Suisse entities were among the named bank entities. In December 2015, DG Comp announced that it was closing the proceedings against the Credit Suisse entities and the other dealer banks without a finding of any wrongdoing, although the proceedings would continue against the Markit entities and ISDA.
In addition, certain Credit Suisse entities, as well as other banks and entities, have been named defendants in a consolidated multi-district civil litigation proceeding in the SDNY alleging violations of antitrust law related to CDS. In September 2014, the court overseeing the litigation granted in part and denied in part the defendants’ motion to dismiss, which allowed the case to proceed to discovery. On September 30, 2015, Credit Suisse and the other defendants executed agreements with the putative class action plaintiffs to settle this litigation. The court has granted preliminary approval to the settlement agreements and they remain subject to final court approval.
Further, a Credit Suisse entity has received civil investigative demands from the United States Department of Justice.
Net new assets-related matters
On February 26, 2014, the United States Senate Permanent Subcommittee on Investigations issued a report that included a discussion of Credit Suisse’s determinations about and disclosures of net new assets and, as previously disclosed, Credit Suisse has conducted a review of this topic. The SEC is also conducting an investigation. The disclosure of net new assets is required by banks operating in Switzerland pursuant to Guidelines on Accounting Standards issued by the FINMA.
Alternative trading systems
Credit Suisse has been responding to inquiries from various governmental and regulatory authorities concerning the operation of its alternative trading systems, and has been cooperating with those requests. On January 31, 2016 and February 1, 2016, the SEC and NYAG, respectively, announced settlements with Credit Suisse in three such inquiries. Credit Suisse has paid, on a without admitting-or-denying basis, a total of USD 84.3 million as part of a settlement of various matters related to the operation of its US based alternative trading systems and order handling practices, and related disclosures.
Caspian Energy litigation
A lawsuit was brought against Credit Suisse International (CSI) in English court by Rosserlane Consultants Limited and Swinbrook Developments Limited. The litigation relates to the forced sale by CSI in 2008 of Caspian Energy Group LP (CEG), the vehicle through which the plaintiffs held a 51% stake in the Kyurovdag oil and gas field in Azerbaijan. CEG was sold for USD 245 million following two unsuccessful merger and acquisition processes. The plaintiffs allege that CEG should have been sold for at least USD 700 million. The trial took place at the end of 2014 and on February 20, 2015, the case was dismissed and judgment given in favor of CSI. The plaintiffs are appealing the judgment.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify, or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On March 16, 2015, Credit Suisse AG and the other defendants filed motions to dismiss. On April 2, 2015, the plaintiffs filed an amended complaint. On May 29, 2015, Credit Suisse AG and all other defendants filed motions to dismiss.
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
Icelandic banks
CSSEL is defending clawback claims of USD 16 million and EUR 22 million brought by the Winding Up Committees (WUCs) of the Icelandic banks Kaupthing Bank hf and LBI hf (previously Landsbanki Islands hf) in the District Court of Reykjavik, Iceland. The claims concern the buyback by the Icelandic banks of their own bonds from CSSEL in the months prior to the Icelandic banks’ insolvency. The primary basis for the clawback is that the buybacks constituted early repayments of debt to CSSEL. In addition, CSI is defending a EUR 170 million clawback claim brought by the WUC of Kaupthing Bank hf in the District Court of Reykjavik, Iceland. The claim relates to CSI’s issuance of ten credit linked notes in 2008, which the WUC is seeking to challenge under various provisions of Icelandic insolvency law in order to claw back funds paid to CSI. The WUCs are also claiming significant penalty interest under Icelandic law in respect of both the CSSEL and CSI claims. CSSEL argues that the buyback transactions are governed by English or New York law and CSI argues that the purchase of the credit linked notes is governed by English law, neither of which provides a legal basis for such clawback actions. In October 2014, the Court of the European Free Trade Association States issued a non-binding decision supporting CSI’s and CSSEL’s position that the governing law of the transactions is relevant. A trial is currently expected to take place in respect of the CSSEL claims in the second half of 2016 and in respect of the CSI claim in 2017. Separately, CSI is pursuing a claim for USD 226 million in the District Court of Reykjavik, Iceland against Kaupthing Bank hf’s WUC in order to enforce certain security rights arising under a 2007 structured trade. CSI acquired the security rights following Kaupthing Bank hf’s insolvency in 2008. A trial of this claim is currently expected to take place in 2017.
Italian investigation
In Italy, a criminal investigation into allegations of money laundering activities has been initiated against Credit Suisse AG.
Customer account matters
Several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. Credit Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the prosecutor initiated a criminal investigation. Several clients of the former relationship manager also filed criminal complaints with the Geneva Prosecutor’s Office.
FIFA-related matters
In connection with investigations by US and Swiss government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse has received inquiries from these authorities regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment and the November 25, 2015 superseding indictment filed by the Eastern District of New York US Attorney’s Office. The US and Swiss authorities are investigating whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse is cooperating with the authorities on this matter.

40 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2015
	Credit Suisse Group AG
100	BANK-now AG	Horgen, Switzerland	CHF	30.0
100	Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100	CS LP Holding AG	Zug, Switzerland	CHF	0.1
100	Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100	Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100	Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88	Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Cayman) Management Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,881.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, Inc	Wilmington, United States	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 80% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2015
Credit Suisse Group AG
100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) I Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) IV Limited	St. Peter Port, Guernsey
100		Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey
50		Swisscard AECS GmbH	Horgen, Switzerland
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[2]	York Capital Management Global Advisors, LLC	New York, United States
0	[2]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.
41 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
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
In the fourth quarter of 2015, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and US Federal Reserve regulation on establishing Intermediate Holding Companies in the US for non-US banks, a legal entity was re-parented as a subsidiary of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of this transaction.

Condensed consolidating statements of operations
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,010	11,847		18,857	277		207		19,341
Interest expense	(4,285)	(5,705)		(9,990)	(330)		278		(10,042)
Net interest income	2,725	6,142		8,867	(53)		485		9,299
Commissions and fees	3,919	7,927		11,846	18		180		12,044
Trading revenues	(968)	2,266		1,298	28		14		1,340
Other revenues	476	724		1,200	(2,969)	[2]	2,883		1,114
Net revenues	6,152	17,059		23,211	(2,976)		3,562		23,797
Provision for credit losses	5	271		276	0		48		324
Compensation and benefits	3,805	7,718		11,523	76		(53)		11,546
General and administrative expenses	2,242	6,372		8,614	(110)		70		8,574
Commission expenses	276	1,338		1,614	1		8		1,623
Goodwill impairment	0	3,797		3,797	0		0		3,797
Restructuring expenses	193	132		325	0		30		355
Total other operating expenses	2,711	11,639		14,350	(109)		108		14,349
Total operating expenses	6,516	19,357		25,873	(33)		55		25,895
Income/(loss) from continuing operations before taxes	(369)	(2,569)		(2,938)	(2,943)		3,459		(2,422)
Income tax expense/(benefit)	(4)	443		439	1		83		523
Net income/(loss)	(365)	(3,012)		(3,377)	(2,944)		3,376		(2,945)
Net income/(loss) attributable to noncontrolling interests	(17)	10		(7)	0		6		(1)
Net income/(loss) attributable to shareholders	(348)	(3,022)		(3,370)	(2,944)		3,370		(2,944)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(365)	(3,012)		(3,377)	(2,944)	3,376		(2,945)
Gains/(losses) on cash flow hedges	0	24		24	(8)	0		16
Foreign currency translation	56	(1,203)		(1,147)	(3)	(6)		(1,156)
Unrealized gains/(losses) on securities	(2)	(4)		(6)	0	2		(4)
Actuarial gains/(losses)	24	20		44	0	(705)		(661)
Net prior service credit/(cost)	(14)	0		(14)	0	169		155
Other comprehensive income/(loss), net of tax	64	(1,163)		(1,099)	(11)	(540)		(1,650)
Comprehensive income/(loss)	(301)	(4,175)		(4,476)	(2,955)	2,836		(4,595)
Comprehensive income/(loss) attributable to noncontrolling interests	(26)	0		(26)	0	7		(19)
Comprehensive income/(loss) attributable to shareholders	(275)	(4,175)		(4,450)	(2,955)	2,829		(4,576)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,379	12,206		18,585	228		248		19,061
Interest expense	(3,885)	(6,023)		(9,908)	(316)		197		(10,027)
Net interest income	2,494	6,183		8,677	(88)		445		9,034
Commissions and fees	4,142	8,745		12,887	7		157		13,051
Trading revenues	137	1,653		1,790	159		77		2,026
Other revenues	1,386	849		2,235	1,750	[2]	(1,854)		2,131
Net revenues	8,159	17,430		25,589	1,828		(1,175)		26,242
Provision for credit losses	0	125		125	0		61		186
Compensation and benefits	3,510	7,872		11,382	53		(101)		11,334
General and administrative expenses	2,594	6,979		9,573	(101)		62		9,534
Commission expenses	253	1,295		1,548	0		13		1,561
Total other operating expenses	2,847	8,274		11,121	(101)		75		11,095
Total operating expenses	6,357	16,146		22,503	(48)		(26)		22,429
Income/(loss) from continuing operations before taxes	1,802	1,159		2,961	1,876		(1,210)		3,627
Income tax expense	710	589		1,299	1		105		1,405
Income/(loss) from continuing operations	1,092	570		1,662	1,875		(1,315)		2,222
Income from discontinued operations, net of tax	0	102		102	0		0		102
Net income/(loss)	1,092	672		1,764	1,875		(1,315)		2,324
Net income attributable to noncontrolling interests	406	39		445	0		4		449
Net income/(loss) attributable to shareholders	686	633		1,319	1,875		(1,319)		1,875
of which from continuing operations	686	531		1,217	1,875		(1,319)		1,773
of which from discontinued operations	0	102		102	0		0		102
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,092	672		1,764	1,875	(1,315)		2,324
Gains/(losses) on cash flow hedges	0	(27)		(27)	7	0		(20)
Foreign currency translation	2,078	206		2,284	(1)	4		2,287
Unrealized gains/(losses) on securities	0	21		21	0	(9)		12
Actuarial gains/(losses)	(109)	167		58	0	(1,311)		(1,253)
Net prior service credit/(cost)	14	0		14	0	(77)		(63)
Other comprehensive income/(loss), net of tax	1,983	367		2,350	6	(1,393)		963
Comprehensive income/(loss)	3,075	1,039		4,114	1,881	(2,708)		3,287
Comprehensive income/(loss) attributable to noncontrolling interests	520	94		614	0	(74)		540
Comprehensive income/(loss) attributable to shareholders	2,555	945		3,500	1,881	(2,634)		2,747
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,574	12,443		19,017	62		477		19,556
Interest expense	(3,946)	(7,361)		(11,307)	(60)		(74)		(11,441)
Net interest income	2,628	5,082		7,710	2		403		8,115
Commissions and fees	3,767	9,290		13,057	4		165		13,226
Trading revenues	(222)	2,977		2,755	(23)		7		2,739
Other revenues	1,361	431		1,792	2,288	[2]	(2,304)		1,776
Net revenues	7,534	17,780		25,314	2,271		(1,729)		25,856
Provision for credit losses	4	89		93	0		74		167
Compensation and benefits	3,380	7,807		11,187	59		10		11,256
General and administrative expenses	2,854	5,788		8,642	(135)		80		8,587
Commission expenses	227	1,499		1,726	1		11		1,738
Goodwill impairment	(9)	21		12	0		0		12
Total other operating expenses	3,072	7,308		10,380	(134)		91		10,337
Total operating expenses	6,452	15,115		21,567	(75)		101		21,593
Income/(loss) from continuing operations before taxes	1,078	2,576		3,654	2,346		(1,904)		4,096
Income tax expense	123	1,047		1,170	20		86		1,276
Income/(loss) from continuing operations	955	1,529		2,484	2,326		(1,990)		2,820
Income from discontinued operations, net of tax	66	79		145	0		0		145
Net income/(loss)	1,021	1,608		2,629	2,326		(1,990)		2,965
Net income/(loss) attributable to noncontrolling interests	575	94		669	0		(30)		639
Net income/(loss) attributable to shareholders	446	1,514		1,960	2,326		(1,960)		2,326
of which from continuing operations	380	1,435		1,815	2,326		(1,960)		2,181
of which from discontinued operations	66	79		145	0		0		145
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,021	1,608		2,629	2,326	(1,990)		2,965
Gains/(losses) on cash flow hedges	0	2		2	16	0		18
Foreign currency translation	(627)	(1,607)		(2,234)	0	1,213		(1,021)
Unrealized gains/(losses) on securities	(3)	(15)		(18)	0	(14)		(32)
Actuarial gains/(losses)	138	(181)		(43)	0	1,087		1,044
Net prior service credit/(cost)	0	0		0	0	(95)		(95)
Other comprehensive income/(loss), net of tax	(492)	(1,801)		(2,293)	16	2,191		(86)
Comprehensive income/(loss)	529	(193)		336	2,342	201		2,879
Comprehensive income/(loss) attributable to noncontrolling interests	471	163		634	0	(109)		525
Comprehensive income/(loss) attributable to shareholders	58	(356)		(298)	2,342	310		2,354
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,496	85,025		90,521	942	865		92,328
Interest-bearing deposits with banks	70	4,883		4,953	5	(4,091)		867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	105,469	17,967		123,436	0	(387)		123,049
Securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading assets	59,297	131,799		191,096	0	(359)		190,737
Investment securities	1,009	1,689		2,698	4,092	(3,700)		3,090
Other investments	2,693	4,094		6,787	46,795	(46,561)		7,021
Net loans	13,000	241,915		254,915	139	17,941		272,995
Premises and equipment	899	3,540		4,439	0	205		4,644
Goodwill	731	3,198		3,929	0	879		4,808
Other intangible assets	152	44		196	0	0		196
Brokerage receivables	17,630	16,910		34,540	0	2		34,542
Other assets	24,382	33,528		57,910	228	(121)		58,017
Total assets	258,102	545,829		803,931	52,201	(35,327)		820,805
Liabilities and equity (CHF million)
Due to banks	62	21,398		21,460	2,152	(2,558)		21,054
Customer deposits	1	331,699		331,700	0	11,005		342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	77,028	(30,430)		46,598	0	0		46,598
Obligation to return securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading liabilities	11,062	37,992		49,054	0	(83)		48,971
Short-term borrowings	43,518	(34,861)		8,657	300	(300)		8,657
Long-term debt	39,127	152,967		192,094	5,025	489		197,608
Brokerage payables	28,399	11,053		39,452	0	0		39,452
Other liabilities	13,209	28,506		41,715	342	174		42,231
Total liabilities	239,680	519,561		759,241	7,819	8,727		775,787
Total shareholders' equity	17,684	25,722		43,406	44,382	(43,406)		44,382
Noncontrolling interests	738	546		1,284	0	(648)		636
Total equity	18,422	26,268		44,690	44,382	(44,054)		45,018

Total liabilities and equity	258,102	545,829		803,931	52,201	(35,327)		820,805
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,617	73,383		78,000	917	432		79,349
Interest-bearing deposits with banks	69	4,035		4,104	0	(2,860)		1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,308	9,900		163,208	0	0		163,208
Securities received as collateral	26,754	100		26,854	0	0		26,854
Trading assets	75,038	166,275		241,313	0	(182)		241,131
Investment securities	3	2,376		2,379	3,981	(3,569)		2,791
Other investments	3,517	4,950		8,467	46,392	(46,246)		8,613
Net loans	17,823	238,105		255,928	350	16,273		272,551
Premises and equipment	892	3,549		4,441	0	200		4,641
Goodwill	731	7,035		7,766	0	878		8,644
Other intangible assets	115	134		249	0	0		249
Brokerage receivables	25,009	16,620		41,629	0	0		41,629
Other assets	24,998	45,513		70,511	221	(174)		70,558
Total assets	332,874	571,975		904,849	51,861	(35,248)		921,462
Liabilities and equity (CHF million)
Due to banks	97	26,409		26,506	2,627	(3,124)		26,009
Customer deposits	1	357,568		357,569	0	11,489		369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	113,361	(43,242)		70,119	0	0		70,119
Obligation to return securities received as collateral	26,754	100		26,854	0	0		26,854
Trading liabilities	13,133	59,534		72,667	0	(12)		72,655
Short-term borrowings	35,636	(9,715)		25,921	0	0		25,921
Long-term debt	68,762	104,185		172,947	4,930	21		177,898
Brokerage payables	44,025	12,952		56,977	0	0		56,977
Other liabilities	11,837	38,811		50,648	345	(23)		50,970
Total liabilities	313,606	546,602		860,208	7,902	8,351		876,461
Total shareholders' equity	18,111	24,784		42,895	43,959	(42,895)		43,959
Noncontrolling interests	1,157	589		1,746	0	(704)		1,042
Total equity	19,268	25,373		44,641	43,959	(43,599)		45,001

Total liabilities and equity	332,874	571,975		904,849	51,861	(35,248)		921,462
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	9,846	5,079		14,925	129	[2]	14		15,068
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	(928)		(929)	(5)		1,283		349
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,481	(9,903)		36,578	0		386		36,964
Purchase of investment securities	0	(376)		(376)	0		0		(376)
Proceeds from sale of investment securities	1	18		19	0		0		19
Maturities of investment securities	68	819		887	0		21		908
Investments in subsidiaries and other investments	(375)	(180)		(555)	(5,310)		5,271		(594)
Proceeds from sale of other investments	1,243	652		1,895	18		25		1,938
(Increase)/decrease in loans	4,112	(8,053)		(3,941)	210		(1,715)		(5,446)
Proceeds from sales of loans	0	1,579		1,579	0		0		1,579
Capital expenditures for premises and equipment and other intangible assets	(322)	(765)		(1,087)	0		(15)		(1,102)
Proceeds from sale of premises and equipment and other intangible assets	3	10		13	0		0		13
Other, net	33	369		402	0		7		409
Net cash provided by/(used in) investing activities of continuing operations	51,243	(16,758)		34,485	(5,087)		5,263		34,661
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(34)	(28,723)		(28,757)	(475)		83		(29,149)
Increase/(decrease) in short-term borrowings	8,649	(26,797)		(18,148)	300		(300)		(18,148)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,303)	13,154		(22,149)	0		0		(22,149)
Issuances of long-term debt	8,511	68,372		76,883	0		975		77,858
Repayments of long-term debt	(41,555)	(7,364)		(48,919)	(30)		(416)		(49,365)
Issuances of common shares	0	0		0	6,035		0		6,035
Sale of treasury shares	0	0		0	3		18,749		18,752
Repurchase of treasury shares	0	0		0	(1,044)		(18,717)		(19,761)
Dividends paid	0	(10)		(10)	(415)		(2)		(427)
Other, net	(497)	5,286		4,789	608		(5,211)		186
Net cash provided by/(used in) financing activities of continuing operations	(60,229)	23,918		(36,311)	4,982		(4,839)		(36,168)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	19	(597)		(578)	1		(5)		(582)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	879	11,642		12,521	25		433		12,979

Cash and due from banks at beginning of period	4,617	73,383		78,000	917		432		79,349
Cash and due from banks at end of period	5,496	85,025		90,521	942		865		92,328
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 35 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(12,139)	(6,061)		(18,200)	609	[2]	(29)		(17,620)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1,221	(1,948)		(727)	0		1,002		275
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(8,986)	20,663		11,677	0		8		11,685
Purchase of investment securities	0	(1,060)		(1,060)	(2,217)		2,217		(1,060)
Proceeds from sale of investment securities	103	15		118	0		812		930
Maturities of investment securities	0	187		187	0		153		340
Investments in subsidiaries and other investments	(643)	(585)		(1,228)	(1,352)		1,316		(1,264)
Proceeds from sale of other investments	1,218	301		1,519	3		31		1,553
(Increase)/decrease in loans	2,746	(26,436)		(23,690)	2,482		(2,396)		(23,604)
Proceeds from sales of loans	0	1,255		1,255	0		0		1,255
Capital expenditures for premises and equipment and other intangible assets	(317)	(726)		(1,043)	0		(13)		(1,056)
Proceeds from sale of premises and equipment and other intangible assets	0	1		1	0		0		1
Other, net	(11)	612		601	(10)		15		606
Net cash provided by/(used in) investing activities of continuing operations	(4,669)	(7,721)		(12,390)	(1,094)		3,145		(10,339)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(168)	27,305		27,137	(669)		(428)		26,040
Increase/(decrease) in short-term borrowings	17,914	(14,405)		3,509	0		0		3,509
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,894)	(27,107)		(31,001)	0		0		(31,001)
Issuances of long-term debt	6,607	67,543		74,150	2,217		(2,208)		74,159
Repayments of long-term debt	(2,559)	(35,312)		(37,871)	0		1,400		(36,471)
Issuances of common shares	0	0		0	297		0		297
Sale of treasury shares	0	0		0	0		9,394		9,394
Repurchase of treasury shares	0	0		0	(742)		(9,455)		(10,197)
Dividends paid	(1,128)	1,044		(84)	(1,125)		(43)		(1,252)
Other, net	(791)	303		(488)	609		(1,313)		(1,192)
Net cash provided by/(used in) financing activities of continuing operations	15,981	19,371		35,352	587		(2,653)		33,286
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	486	5,131		5,617	20		153		5,790
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(8)	(452)		(460)	0		0		(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(349)	10,268		9,919	122		616		10,657

Cash and due from banks at beginning of period	4,966	63,115		68,081	795		(184)		68,692
Cash and due from banks at end of period	4,617	73,383		78,000	917		432		79,349
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 113 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,565	15,452		22,017	400	[2]	(343)		22,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	444		443	0		95		538
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,517)	19,637		17,120	0		0		17,120
Purchase of investment securities	(165)	(511)		(676)	(1,402)		1,401		(677)
Proceeds from sale of investment securities	107	69		176	0		0		176
Maturities of investment securities	0	673		673	0		159		832
Investments in subsidiaries and other investments	232	(1,570)		(1,338)	(2,458)		2,004		(1,792)
Proceeds from sale of other investments	2,139	1,026		3,165	481		91		3,737
(Increase)/decrease in loans	5,589	(14,166)		(8,577)	1,228		(1,777)		(9,126)
Proceeds from sales of loans	0	1,483		1,483	0		0		1,483
Capital expenditures for premises and equipment and other intangible assets	(238)	(657)		(895)	0		(8)		(903)
Proceeds from sale of premises and equipment and other intangible assets	0	9		9	0		0		9
Other, net	(87)	202		115	0		7		122
Net cash provided by/(used in) investing activities of continuing operations	5,059	6,639		11,698	(2,151)		1,972		11,519
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	95	22,535		22,630	(500)		333		22,463
Increase/(decrease) in short-term borrowings	20,660	(14,658)		6,002	0		0		6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(28,474)	(7,873)		(36,347)	0		0		(36,347)
Issuances of long-term debt	687	37,227		37,914	2,292		(1,116)		39,090
Repayments of long-term debt	(4,219)	(50,997)		(55,216)	0		81		(55,135)
Issuances of common shares	0	0		0	976		0		976
Sale of treasury shares	0	0		0	58		9,706		9,764
Repurchase of treasury shares	0	0		0	(217)		(9,985)		(10,202)
Dividends paid	(178)	(305)		(483)	(154)		73		(564)
Excess tax benefits related to share-based compensation	0	0		0	1		(1)		0
Other, net	(163)	899		736	75		(1,279)		(468)
Net cash provided by/(used in) financing activities of continuing operations	(11,592)	(13,172)		(24,764)	2,531		(2,188)		(24,421)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(73)	(1,146)		(1,219)	(4)		7		(1,216)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(1,027)		(1,027)	0		0		(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(41)	6,746		6,705	776		(552)		6,929

Cash and due from banks at beginning of period	5,007	56,369		61,376	19		368		61,763
Cash and due from banks at end of period	4,966	63,115		68,081	795		(184)		68,692
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 208 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

42 Credit Suisse Group parent company
> Refer to “Note 41 – Subsidiary guarantee information” for the condensed Credit Suisse Group parent company financial information.
43 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP.
>>>FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP banking law (true and fair view) and its primary accounting standard.
The principal provisions of the Banking Ordinance and the FINMA Circular 2015/1, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
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
Foreign currency translations
Under US GAAP, foreign currency translation adjustments resulting from the consolidation of branches with functional currencies other than the Swiss franc are included in accumulated other comprehensive income/(loss) (AOCI) in shareholders’ equity. Under Swiss GAAP, foreign currency translation adjustments from the consolidation of foreign branches are recognized in net income/(loss) from trading activities and fair value option.
Under US GAAP, foreign currency measurement adjustments for available-for-sale securities are reported in AOCI, which is part of total shareholder’s equity, whereas for Swiss GAAP statutory purposes they are included in the statements of income.
Investments in securities
Under Swiss GAAP, classification and measurement of investments in securities depends on the nature of the investment.
Non-consolidated participations
Under US GAAP, investments in equity securities where the Bank parent company has the ability to significantly influence the operating and financial policies of an investee are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Bank parent company’s share of the profit or loss as well as any impairment on the participation are reported in other revenues.
Under Swiss GAAP, investments in equity securities which are held with the intention of a permanent investment or which are investments in financial industry infrastructure are included in participations irrespective of the percentage ownership of voting shares held. If the Bank has the ability to significantly influence the investee the equity method of accounting is applied. Other participating interests are initially recognized at historical cost and tested for impairment at least annually. The fair value option is not allowed for participations.
For the purpose of testing the Bank parent company’s participating interests for impairment, the portfolio method is applied. Impairment is recorded if the carrying value of a portfolio of participating interests exceeds its fair value. Should the fair value of the portfolio recover subsequently after an impairment and such recovery is considered sustainable, the impairment from prior periods can be reversed up to fair value but not exceeding the historical cost basis. A reversal of the impairment is recorded as extraordinary income in the statements of income.
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
Under Swiss GAAP, available-for-sale securities are accounted for at the lower of cost or market with valuation reductions and recoveries due to market fluctuations recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net income/(loss) from trading activities and fair value option.
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
For issued structured products that meet certain conditions, fair value measurement can be applied. The related changes in fair value of both the embedded derivative and the host contract are recorded in trading income, except for fair value adjustments relating to own credit that cannot be recognized in the consolidated statements of income. Impacts of changes in own credit spreads are recognized in the compensation accounts which are either recorded in other assets or other liabilities.
Derivative financial instruments used for fair value hedging
Under US GAAP, the full amount of unrealized gains or losses on >>>derivatives classified as hedging instruments and the corresponding losses or gains on the hedged items are recognized in income. Hedging ineffectiveness is recorded in trading income.
Under Swiss GAAP, the carrying value of hedged items is not adjusted. The amount representing the change in fair value of the hedged item due to the risk being hedged is recorded in the compensation account included in other assets or other liabilities. Hedging ineffectiveness is recorded in net income/(loss) from trading activities and fair value option.
Derivatives used for cash flow hedges
Under US GAAP, the effective portion of a cash flow hedge is reported in AOCI.
Under Swiss GAAP, the effective portion of a cash flow hedge is recorded in the compensation account included in other assets or other liabilities.
Derecognition of financial instruments
Under US GAAP, financial instruments are only derecognized if the transaction meets the following criteria: (i) the financial asset has been legally isolated from the transferor, (ii) the transferee has the right to repledge or resell the transferred asset, and (iii) the transferor does not maintain effective control over the transferred asset.
Under Swiss GAAP, a financial instrument is derecognized when the economic control has been transferred from the seller to the buyer. Economic control over a financial instrument has the party which has the controlling ability to receive the future returns from the financial instrument and the obligation to absorb the risk of the financial instrument.
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment annually or more frequently if an event or change in circumstances indicates that the goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, generally not exceeding five years, except for justified cases where a maximum useful life of up to ten years is acceptable. In addition, goodwill is tested at least annually for impairment.
Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if an event or change in circumstances indicates that the asset may be impaired.
Under Swiss GAAP, intangible assets with indefinite lives are amortized over a useful life, up to a maximum of five years, in justified cases up to a maximum of ten years. In addition, these assets are tested at least annually for impairment.
Guarantees
US GAAP requires all guarantees to be initially recognized at fair value. Upon issuance of a guarantee, the guarantor is required to recognize a liability that reflects the initial fair value; simultaneously, a receivable is recorded to reflect the future guarantee fee income over the entire life of the guarantee.
Under Swiss GAAP, only accrued or prepaid guarantee fees are recorded on the balance sheet. No guarantee liability and receivable for future guarantee fees are recorded upon issuance of a guarantee.
Loan origination fees
US GAAP requires the deferral of fees received upfront in connection with the origination of loans not held under the fair value option.
Under Swiss GAAP, only upfront payments or fees that are considered interest-related components are deferred (e.g., premiums and discounts). Fees received from the borrower which are considered service-related fees such as commitment fees, structuring fees and arrangement fees are immediately recognized in commission income.
Sale and leaseback transactions
Under US GAAP, gains from the sale of property subject to a sale and leaseback arrangement are deferred and amortized over the leaseback period.

Under Swiss GAAP, gains from the sale of property subject to a sale and leaseback arrangement are only deferred if the provisions of the leaseback contract indicate that the leaseback is a capital lease; if the leaseback contract meets the requirements of an operating lease, such gains are immediately recognized upon sale of the property.
Extraordinary income and expenses
Unlike US GAAP, Swiss GAAP does report certain expenses or revenues as extraordinary if the recorded income or expense is non-operating and non-recurring.
Pensions and post-retirement benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation.
Under Swiss GAAP, the liability and related pension expense is primarily determined based on the pension plan valuation in accordance with Swiss GAAP FER 26. A pension asset is recorded if a statutory overfunding of a pension plan leads to a future economic benefit, and a pension liability is recorded if a statutory underfunding of a pension plan leads to a future economic obligation. Employer contribution reserves must be capitalized if they represent a future economic benefit. A future economic benefit exists if the employer can reduce its future statutory annual contribution to the pension plan by releasing employer contribution reserves. Pension expenses include the required contributions defined by Swiss law, any additional contribution mandated by the pension fund trustees and any change in value of the pension asset or liability between two measurement dates as determined on the basis of the annual year-end pension plan valuation.
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
The CEO and CFO concluded that, as of December 31, 2015, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2015 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2015.
The Group’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2015, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Group's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows and notes thereto, for each of the years in the three-year period ended December 31, 2015, and our report dated March 24, 2016 expressed an unqualified opinion on those consolidated financial statements.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 24, 2016

Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution

Statements of income
Balance sheets
1 General information and subsequent events
2 Accounting and valuation principles
3 Other financial income
4 Other operating income
5 Financial expenses
6 Personnel expenses
7 Other operating expenses
8 Extraordinary, non-recurring or prior period income
9 Other short-term receivables
10 Accrued income and prepaid expenses
11 Financial investments
12 Participations
13 Short-term interest-bearing liabilities
14 Accrued expenses and deferred income
15 Long-term interest-bearing liabilities
16 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
17 Credit Suisse Group shares held by subsidiaries
18 Purchases and sales of treasury shares held by Credit Suisse Group
19 Significant shareholders
20 Contingent liabilities
21 Assets and liabilities with related parties
22 Subordinated assets and liabilities
23 Shareholdings of the Board of Directors, Executive Board and employees

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholder of Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the “Group”), which comprise the balance sheet, income statement and notes for the year ended December 31, 2015.
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
Opinion
In our opinion, the financial statements for the year ended December 31, 2015 comply with Swiss law and the Group’s articles of incorporation.

Report on Other Legal and Regulatory Requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.
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
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge
Zurich, Switzerland
March 24, 2016

Parent company financial statements
Statements of income
	Reference to notes	in
		2015	2014
Statement of income (CHF million)
Dividend income from participations		185	263
Other financial income	3	444	265
Other operating income	4	197	167
Total operating income		826	695
Financial expenses	5	461	352
Personnel expenses	6	75	46
Other operating expenses	7	154	147
Amortization, depreciation and impairment losses on noncurrent assets		3	1
Total operating expenses		693	546
Operating profit		133	149
Extraordinary, non-recurring or prior period income	8	7	9
Net profit before taxes		140	158
Direct tax expenses		16	13
Net profit		124	145

Balance sheets
	Reference to notes	end of
		2015	2014
Assets (CHF million)
Cash and cash equivalents		894	917
Other short-term receivables	9	204	196
Derivative financial instruments		249	260
Accrued income and prepaid expenses	10	95	106
Total current assets		1,442	1,479
Financial investments	11	4,140	4,352
Participations	12	47,327	41,788
Total noncurrent assets		51,467	46,140
Total assets		52,909	47,619
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	13	2,721	2,955
Other short-term liabilities		4	5
Accrued expenses and deferred income	14	137	144
Total short-term liabilities		2,862	3,104
Long-term interest-bearing liabilities	15	4,988	5,022
Provisions		311	311
Total long-term liabilities		5,299	5,333
Total liabilities		8,161	8,437
Share capital	16	78	64
Capital contribution reserves		23,108	17,676
Other capital reserves		1,800	1,800
Legal capital reserves		24,908	19,476
Reserves for treasury shares	17	3,929	3,929
Legal income reserves		3,929	3,929
Statutory and discretionary reserves		10,500	10,500
Retained earnings brought forward		5,220	5,075
Net profit		124	145
Voluntary retained earnings		15,844	15,720
Treasury shares against other capital reserves		(11)	(7)
Treasury shares	18	(11)	(7)
Total shareholders' equity		44,748	39,182
Total liabilities and shareholders' equity		52,909	47,619

Notes to the financial statements
1 General information and subsequent events
Company
Credit Suisse Group AG is a Swiss holding company incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland. The financial statements of Credit Suisse Group AG are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in Swiss francs (CHF). The financial year ends on December 31.
Number of employees
The average number of employees (full-time equivalents) for the current year, as well as for the previous year, did not exceed 50.
Capital increase
On November 19, 2015, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase by way of a private placement of 58,000,000 newly issued shares to a number of qualified investors. The Group completed the second capital increase by way of a rights offering. By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued shares were subscribed. The Group sold in the market the remaining 2,538,570 newly issued shares that were not subscribed. The capital increases resulted in 318,983,898 newly issued shares and gross proceeds for the Group of CHF 6.0 billion. Credit Suisse Group AG made a capital contribution of CHF 5.3 billion to its wholly owned subsidiary Credit Suisse AG.
2 Accounting and valuation principles
These financial statements were prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). The new law came into force effective January 1, 2013 and is applicable to financial statements as of and for the financial year 2015. The new legislation has led to changes in the minimum structure of the balance sheet and the income statement and adds a number of additional requirements with regard to the minimum content of the notes to the financial statements. The adoption of the new law did not result in changes in the valuation of assets and liabilities of this company.
Cash and cash equivalents
Cash and cash equivalents are carried at nominal value.
Derivative financial instruments
Derivative financial instruments reported in this balance sheet line item are carried at the lower of cost or market.
Financial investments
Financial investments include securities issued by and loans granted to group companies with a long-term maturity. Debt and equity securities are carried at cost. Long-term loans are carried at nominal value. No valuation adjustments or impairment losses were required.
Participations
Participations are valued at historical cost less impairment. For the purpose of impairment testing, with a clearly defined sub-portfolio of economically closely related participations, the portfolio valuation method is applied. The amount of impairment is assessed on the level of this sub-portfolio and not individually for each participation. All other participations are valued individually. An impairment is recorded if the carrying value exceeds the fair value of the participation sub-portfolio. If the fair value of participations recovers significantly and is considered sustainable, a prior period impairment can be reversed up to the historical cost value of the participations.
Interest-bearing liabilities
Short-term and long-term interest-bearing liabilities are valued at nominal value.
Treasury shares
Own shares are recorded at cost and reported as treasury shares, resulting in a reduction of total shareholders’ equity. Realized gains and losses on the sale of own shares are recognized through the statements of income as other financial income or financial expenses.
Revenue recognition
Revenues are recognized when they are realized or realizable, and are earned. Dividend income is recorded in the reporting period in which the dividend is declared.
Foreign currency translations
Assets and liabilities of foreign branches are translated into Swiss francs at the exchange rates prevailing at year-end. Income and expense items are translated at weighted average exchange rates for the period. All currency translation effects are recognized in Other financial income or Financial expense.
Foreign currency translation rates
	End of		Average in
	2015	2014	2015	2014
1 USD / 1 CHF	0.99	0.99	0.96	0.91

3 Other financial income
in	2015	2014
CHF million
Interest income	283	240
Gains on sale of treasury shares	120	1
Realized and unrealized gains on derivative financial instruments	31	24
Other	10	0
Total	444	265
4 Other operating income
in	2015	2014
CHF million
Trademark fees	104	110
Management fees	74	45
Guarantee fees	19	11
Other	0	1
Total	197	167
5 Financial expenses
in	2015	2014
CHF million
Interest expenses	314	296
Realized and unrealized losses on derivative financial instruments	145	14
Losses on sale of treasury shares	1	30
Foreign exchange losses	0	9
Other	1	3
Total	461	352
6 Personnel expenses
in	2015	2014
CHF million
Salaries	41	24
Variable compensation expenses	28	17
Other	6	5
Total	75	46

7 Other operating expenses
in	2015	2014
CHF million
Branding expenses	101	106
Other general and administrative expenses	53	41
Total	154	147
8 Extraordinary, non-recurring or prior period income
in	2015	2014
CHF million
Gain on sale of previously not recognized intangible assets	7	9
Total	7	9
9 Other short-term receivables
end of	2015	2014
CHF million
Receivables for trademark fees	199	193
Other	5	3
Total	204	196
10 Accrued income and prepaid expenses
end of	2015	2014
CHF million
Deferred debt issuance costs	70	79
Accrued interest income	18	19
Other	7	8
Total	95	106
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

11 Financial investments
end of	2015	2014
CHF million
Debt securities	3,999	4,032
Equity securities	1	1
Long-term loans	140	319
Total	4,140	4,352
12 Participations
Direct participations
Voting interest in %		Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2015
100		100		BANK-now AG	Horgen, Switzerland	CHF	30.0
26		26		Capital Union Bank BSC (c) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0
100		100		Clariden Leu (Conosur) SA en liquidación	Montevideo, Uruguay	UYU	2.0
100		100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100		100		Credit Suisse Insurance Linked Strategies Ltd.	Zurich, Switzerland	CHF	0.2
100		100		Credit Suisse Group (Guernsey) I Ltd.	St. Peter Port, Guernsey	USD	0.2
100		100		Credit Suisse Group (Guernsey) II Ltd.	St. Peter Port, Guernsey	USD	0.1
100		100		Credit Suisse Group (Guernsey) IV Ltd.	St. Peter Port, Guernsey	CHF	0.1
100		100		Credit Suisse Group Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.0
100		100		Credit Suisse Group Funding (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.1
43	[1]	-		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
2	[2]	2	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		100		Credit Suisse Services AG	Zurich, Switzerland	CHF	0.1
100		100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		100		Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
100		100		CS LP Holding AG	Zug, Switzerland	CHF	0.1
100		100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100		100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100		100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88		88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
25		25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	30.0
67	[3]	50		Swisscard AECS GmbH	Horgen, Switzerland	CHF	0.1
1 57% of voting interest and 100% of equity interest held by Credit Suisse AG.
2 98% held by other group companies.
3 Does not represent a controlling financial interest due to contractual arrangements.
Indirect participations
The company’s principal indirect participations are shown in Note 40 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group.

13 Short-term interest-bearing liabilities
end of	2015	2014
CHF million
Due to banks	2,399	2,626
Cash collateral received	322	329
Total	2,721	2,955
14 Accrued expenses and deferred income
end of	2015	2014
CHF million
Deferred fees on acquired debt securities	56	63
Accrual for personnel and other operating expenses	60	50
Accrual for interest expenses	21	22
Accrual for income taxes	0	8
Other	0	1
Total	137	144
15 Long-term interest-bearing liabilities
The notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or on any interest payment date thereafter. Upon the occurrence of a contingency event or a viability event, also called write-down event, the interest on the notes shall cease to accrue and the full principal amount of each note will automatically and permanently be written-down to zero. A write-down event will occur if the sum of Credit Suisse Group’s consolidated common equity tier 1 ratio (CET1 ratio) and the Higher Trigger Capital Ratio as of any quarterly balance sheet date or interim capital report date is below 5.125%, unless the Swiss Financial Market Supervisory Authority FINMA (FINMA), at the request of Credit Suisse Group, has agreed on or prior to the publication of the quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. A write-down event will also occur if FINMA determines that a write-down of the notes is necessary, or that Credit Suisse Group AG requires public sector capital support to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material part of its debts, or other similar circumstances.
Long-term interest-bearing liabilities
end of	Currency	Notional	Interest rate	Issue date	First call date	Maturity date	Carrying value 2015	Carrying value 2014
Bonds (CHF million)
Low-trigger tier 1 capital notes	CHF	290	6.0%	September 4, 2013	September 4, 2018	Perpetual	290	290
Low-trigger tier 1 capital notes	USD	2,250	7.5%	December 11, 2013	December 11, 2023	Perpetual	2,225	2,227
Low-trigger tier 1 capital notes	USD	2,500	6.3%	June 18, 2014	December 18, 2024	Perpetual	2,473	2,474
Hybrid tier 2 capital notes [1]	GBP	–	8.5%	June 15, 2000	June 15, 2015	Perpetual	0	31
Total							4,988	5,022
1 Issued to Credit Suisse Group Capital (Guernsey) III, Ltd.; GBP 19.9 million redeemed on June 15, 2015.

16 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of registered shares		Par value in CHF	No. of registered shares	Par value in CHF
Share capital as of December 31, 2014				1,607,168,947	64,286,758
Ordinary share capital increase
Extraordinary General Meeting of November 19, 2015
Private placement on November 23, 2015 – increase				58,000,000	2,320,000
Rights offering on December 4, 2015 – increase				260,983,898	10,439,356
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2014	400,000,000		16,000,000
Capital as of December 31, 2015	400,000,000	[1]	16,000,000
Staff shares
Capital as of December 31, 2014	30,000,000		1,200,000
Capital as of December 31, 2015	30,000,000		1,200,000
Conversion capital
Capital as of December 31, 2014	150,000,000		6,000,000
Capital as of December 31, 2015	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2014	112,447,713		4,497,909
Annual General Meeting of April 24, 2015 – increase	47,552,287		1,902,091
Scrip dividend in May 2015	(31,226,399)		(1,249,056)	31,226,399	1,249,056
Capital as of December 31, 2015	128,773,601		5,150,944

Share capital as of December 31, 2015				1,957,379,244	78,295,170
1 400.0 million registered shares reserved for high-trigger capital instruments.
2 115.1 million registered shares reserved for high-trigger capital instruments.
17 Credit Suisse Group shares held by subsidiaries
	2015		2014
	Share equivalents	Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at beginning of financial year
Physical holdings	7,383,491	185	5,160,707	141
Holdings, net of pending obligations	(938,896)	(24)	(452,459)	(12)
Balance at end of financial year
Physical holdings [1]	5,408,246	117	7,383,491	185
Holdings, net of pending obligations	(624,043)	(13)	(938,896)	(24)
1 Representing 0.3% and 0.5% of issued shares as of December 31, 2015 and 2014, respectively.

18 Purchases and sales of treasury shares held by Credit Suisse Group
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share CHF
2015
Balance as of December 31, 2014		7	283,167	25.08
Sale of treasury shares [1]	119	(1,039)	(44,429,161)	26.06
Purchase of treasury shares		1,043	44,647,972	23.37
Change in 2015	119	4	218,811
Balance as of December 31, 2015		11	501,978	21.93
Highest price, paid on August 3, 2015: CHF 28.68.
Lowest price, paid on January 19, 2015: CHF 18.85.

2014
Balance as of December 31, 2013		1	22,447	26.50
Sale of treasury shares [1]	(29)	(735)	(26,086,280)	27.09
Purchase of treasury shares		741	26,347,000	28.14
Change in 2014	(29)	6	260,720
Balance as of December 31, 2014		7	283,167	25.08
Highest price, paid on January 15, 2014: CHF 30.05.
Lowest price, paid on October 23, 2014: CHF 24.66.
1 Representing share award settlements with Group employees.
19 Significant shareholders
end of	2015						2014
	Number of shares (million)		Total nominal value (CHF million)		Share- holding (%)		Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	313		13		15.99%		276	11	17.17%
Crescent Holding GmbH	–	[3]	–	[3]	–	[3]	88	4	5.51%
1 As registered in the share register of the Group on December 31 of the reporting period; includes shareholders registered as nominees or ADS depositary bank.
2
Nominee holdings exceeding 2% are registered with a right to vote only if the nominee confirms that no individual shareholder holds more than 0.5% of the outstanding share capital or if the nominee discloses the identity of any beneficial owner holding more than 0.5% of the outstanding capital.

3 Participation was lower than the disclosure threshold of 5%.
>Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for information received from shareholders not registered in the share register of Credit Suisse Group AG.

20 Contingent liabilities
end of	2015		2014
Contingent liabilities (CHF million)
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	66,595		51,612
of which have been entered into on behalf of subsidiaries	66,595	[1]	51,612
1 Includes senior unsecured debt issued by subsidiaries of CHF 15,121 million, which qualifies as total loss-absorbing capacity (TLAC).
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.
21 Assets and liabilities with related parties
end of	2015	2014
Assets (CHF million)
Cash and cash equivalents	889	917
Other short-term receivables	201	193
Derivative financial instruments	249	260
Accrued income and prepaid expenses	95	105
Total current assets – related parties	1,434	1,475
Financial investments	4,139	4,351
Participations	47,327	41,788
Total noncurrent assets – related parties	51,466	46,139
Total assets – related parties	52,900	47,614
Liabilities (CHF million)
Short-term interest-bearing liabilities	2,721	2,955
Other short-term liabilities	2	4
Accrued expenses and deferred income	57	65
Total short-term liabilities – related parties	2,780	3,024
Long-term interest-bearing liabilities	0	31
Total long-term liabilities – related parties	0	31
Total liabilities – related parties	2,780	3,055
The assets and liabilities represents the amounts due from and due to group companies. The amounts due to management bodies are below CHF 1 million.
22 Subordinated assets and liabilities
end of	2015	2014
CHF million
Subordinated assets	4,106	4,320
Total subordinated assets	4,106	4,320
Subordinated liabilities	5,009	5,043
Total subordinated liabilities	5,009	5,043

23 Shareholdings of the Board of Directors, Executive Board and employees
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2015.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Value of unvested awards at grant (CHF)	Value of unvested awards as of December 31 (CHF)
2015
Tidjane Thiam	–		677,368	677,368	14,322,470	14,692,112
James L. Amine	118,982		601,098	720,080	13,448,466	13,037,816
Pierre -Olivier Bouée	–		73,307	73,307	1,885,249	1,590,029
Romeo Cerutti	219,539		122,417	341,956	2,727,390	2,655,225
Peter Goerke	–		79,034	79,034	1,843,536	1,714,247
Thomas Gottstein	–		98,344	98,344	2,174,771	2,133,081
Iqbal Khan	13,358		99,516	112,874	2,098,706	2,158,502
David R. Mathers	35,063		215,170	250,233	4,793,822	4,667,037
Joachim Oechslin	17,099		97,982	115,081	2,124,889	2,125,230
Timothy P. O’Hara	29,079		579,567	608,646	13,521,795	12,570,808
Helman Sitohang	5,992		406,124	412,116	9,145,242	8,808,830
Lara Warner	29,313		158,244	187,557	3,658,283	3,432,312
Total	468,425		3,208,171	3,676,596	71,744,619	69,585,229
2014
Brady W. Dougan	641,334		326,139	967,473	8,074,202	8,179,566
James L. Amine	79,131		522,755	601,886	13,505,094	13,110,695
Gaël de Boissard	249,617		506,289	755,906	13,485,853	12,697,728
Romeo Cerutti	96,887		169,842	266,729	4,158,932	4,259,637
David R. Mathers	32,146		287,055	319,201	7,031,063	7,199,339
Hans-Ulrich Meister	318,484		321,385	639,869	7,948,267	8,060,336
Joachim Oechslin	–		64,060	64,060	1,595,094	1,606,625
Timothy P. O’Hara	–		664,016	664,016	17,154,283	16,653,521
Robert S. Shafir	617,053		386,794	1,003,847	9,439,287	9,700,794
Pamela A. Thomas-Graham	–		158,139	158,139	3,857,930	3,966,126
Total	2,034,652		3,406,474	5,441,126	86,250,005	85,434,367
1 Includes shares that were initially granted as deferred compensation and have vested.

Board of Directors shareholdings
The table below discloses the shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest. As of December 31, 2015, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
in	2015	2014
December 31 (shares) [1]
Urs Rohner	244,868	229,492
Jassim Bin Hamad J.J. Al Thani	26,404	19,763
Iris Bohnet	25,120	18,243
Noreen Doyle	52,998	52,984
Andreas N. Koopmann	60,944	46,859
Jean Lanier	75,799	56,665
Sereina Maag	4,653	–
Kai S. Nargolwala	209,434	176,974
Severin Schwan	65,601	25,155
Richard E. Thornburgh	194,089	184,668
Sebastian Thrun	6,850	2,779
John Tiner	107,866	70,482
Total	1,074,626	884,064
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
Share awards outstanding
end of	2015		2014
	Number of share- awards outstanding in million	Fair value in CHF million	Number of share- awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	136	2,957	126	3,153
Total share awards	136	2,957	126	3,153
1 In the interests of transparency also share awards granted to employees of subsidiaries of Credit Suisse Group AG are considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2015
Retained earnings (CHF million)
Retained earnings brought forward	5,220
Net profit	124
Retained earnings available for appropriation	5,344
To be carried forward	5,344
Total	5,344
Proposed distribution out of capital contribution reserves
2015
Capital contribution reserves (CHF million)
Balance at beginning of year	17,676
Capital distribution for the financial year 2014	(1,125)
Capital surplus for issued shares	6,557
Balance at end of year	23,108
Proposed distribution of CHF 0.70 per registered share for the financial year 2015 [1]	(1,370)
Balance after distribution	21,738
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
1,956.9 million registered shares - net of own shares held by the company - at December 31, 2015. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and activities in own shares.

[this page intentionally left blank]

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
13 Restructuring expenses
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
36 Capital adequacy
37 Assets under management
38 Litigation
39 Significant subsidiaries and equity method investments
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Bank's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 24, 2016 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 24, 2016

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2015	2014	2013
Consolidated statements of operations (CHF million)
Interest and dividend income	6	18,857	18,585	19,017
Interest expense	6	(9,990)	(9,908)	(11,307)
Net interest income	6	8,867	8,677	7,710
Commissions and fees	7	11,846	12,887	13,057
Trading revenues	8	1,298	1,790	2,755
Other revenues	9	1,200	2,235	1,792
Net revenues		23,211	25,589	25,314
Provision for credit losses	10	276	125	93
Compensation and benefits	11	11,523	11,382	11,187
General and administrative expenses	12	8,614	9,573	8,642
Commission expenses		1,614	1,548	1,726
Goodwill impairment	20	3,797	0	12
Restructuring expenses	13	325	–	–
Total other operating expenses		14,350	11,121	10,380
Total operating expenses		25,873	22,503	21,567
Income/(loss) from continuing operations before taxes		(2,938)	2,961	3,654
Income tax expense	27	439	1,299	1,170
Income/(loss) from continuing operations		(3,377)	1,662	2,484
Income from discontinued operations, net of tax	4	0	102	145
Net income/(loss)		(3,377)	1,764	2,629
Net income/(loss) attributable to noncontrolling interests		(7)	445	669
Net income/(loss) attributable to shareholder		(3,370)	1,319	1,960
of which from continuing operations		(3,370)	1,217	1,815
of which from discontinued operations		0	102	145
Consolidated statements of comprehensive income
in	2015	2014	2013
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(3,377)	1,764	2,629
Gains/(losses) on cash flow hedges	24	(27)	2
Foreign currency translation	(1,147)	2,284	(2,234)
Unrealized gains/(losses) on securities	(6)	21	(18)
Actuarial gains/(losses)	44	58	(43)
Net prior service credit/(cost)	(14)	14	0
Other comprehensive income/(loss), net of tax	(1,099)	2,350	(2,293)
Comprehensive income/(loss)	(4,476)	4,114	336
Comprehensive income/(loss) attributable to noncontrolling interests	(26)	614	634
Comprehensive income/(loss) attributable to shareholder	(4,450)	3,500	(298)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2015	2014
Assets (CHF million)
Cash and due from banks		90,521	78,000
of which reported at fair value		89	304
of which reported from consolidated VIEs		1,693	1,493
Interest-bearing deposits with banks		4,953	4,104
of which reported at fair value		2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	123,436	163,208
of which reported at fair value		83,565	104,283
of which reported from consolidated VIEs		53	660
Securities received as collateral, at fair value		28,511	26,854
of which encumbered		27,940	25,220
Trading assets, at fair value	15	191,096	241,313
of which encumbered		62,559	77,583
of which reported from consolidated VIEs		2,372	4,261
Investment securities	16	2,698	2,379
of which reported at fair value		2,698	2,379
of which reported from consolidated VIEs		1,009	0
Other investments	17	6,787	8,467
of which reported at fair value		4,227	5,642
of which reported from consolidated VIEs		1,986	2,105
Net loans	18	254,915	255,928
of which reported at fair value		20,820	22,913
of which encumbered		108	192
of which reported from consolidated VIEs		1,312	245
allowance for loan losses		(724)	(597)
Premises and equipment	19	4,439	4,441
of which reported from consolidated VIEs		299	422
Goodwill	20	3,929	7,766
Other intangible assets	21	196	249
of which reported at fair value		112	70
Brokerage receivables		34,540	41,629
Other assets	22	57,910	70,511
of which reported at fair value		25,626	32,321
of which encumbered		671	250
of which reported from consolidated VIEs		14,450	16,132
Total assets		803,931	904,849
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2015	2014
Liabilities and equity (CHF million)
Due to banks	23	21,460	26,506
of which reported at fair value		490	832
Customer deposits	23	331,700	357,569
of which reported at fair value		3,656	3,251
of which reported from consolidated VIEs		0	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	46,598	70,119
of which reported at fair value		32,398	54,732
Obligation to return securities received as collateral, at fair value		28,511	26,854
Trading liabilities, at fair value	15	49,054	72,667
of which reported from consolidated VIEs		27	35
Short-term borrowings		8,657	25,921
of which reported at fair value		3,112	3,861
of which reported from consolidated VIEs		81	9,384
Long-term debt	24	192,094	172,947
of which reported at fair value		80,002	80,260
of which reported from consolidated VIEs		14,826	13,452
Brokerage payables		39,452	56,977
Other liabilities	22	41,715	50,648
of which reported at fair value		11,745	16,933
of which reported from consolidated VIEs		835	1,727
Total liabilities		759,241	860,208
Common shares		4,400	4,400
Additional paid-in capital		39,883	34,842
Retained earnings		12,427	15,877
Accumulated other comprehensive income/(loss)	25	(13,304)	(12,224)
Total shareholder's equity		43,406	42,895
Noncontrolling interests		1,284	1,746
Total equity		44,690	44,641

Total liabilities and equity		803,931	904,849
end of	2015	2014
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2015. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholder
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Non- controlling interests	Total equity
2015 (CHF million)
Balance at beginning of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(434)	(434)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	57	57
Net income/(loss)	–	–		(3,370)	–		–	(3,370)	(7)	(3,377)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,080)	(1,080)	(19)	(1,099)
Share-based compensation, net of tax	–	(436)	[4]	–	–		–	(436)	–	(436)
Dividends on share-based compensation, net of tax	–	(12)		–	–		–	(12)	–	(12)
Dividends paid	–	–		(80)	–		–	(80)	–	(80)
Changes in scope of consolidation, net	–	–		–	–		–	–	(57)	(57)
Other	–	5,489	[5]	–	–		–	5,489	(2)	5,487
Balance at end of period	4,400	39,883		12,427	0		(13,304)	43,406	1,284	44,690
2014 (CHF million)
Balance at beginning of period	4,400	34,851		14,621	0		(14,405)	39,467	4,165	43,632
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	26		–	–		–	26	–	26
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(578)	(578)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	40	40
Net income/(loss)	–	–		1,319	–		–	1,319	445	1,764
Total other comprehensive income/(loss), net of tax	–	–		–	–		2,181	2,181	169	2,350
Share-based compensation, net of tax	–	(61)		–	–		–	(61)	–	(61)
Dividends on share-based compensation, net of tax	–	(44)		–	–		–	(44)	–	(44)
Dividends paid	–	–		(63)	–		–	(63)	(21)	(84)
Changes in redeemable noncontrolling interests	–	2		–	–		–	2	–	2
Changes in scope of consolidation, net	–	–		–	–		–	–	(2,477)	(2,477)
Other	–	68		–	–		–	68	3	71
Balance at end of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (28) million from the excess recognized compensation expense over fair value of shares delivered.
5 Includes a capital contribution of CHF 5,300 million from Credit Suisse Group AG to Credit Suisse AG following the capital increase in December 2015 by the Group.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Non- controlling interests	Total equity
2013 (CHF million)
Balance at beginning of period	4,400	29,365	13,086	0	(12,147)	34,704	8,179	42,883
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(22)	(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(5,060)	(5,060)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	693	693
Net income/(loss)	–	–	1,960	–	–	1,960	682	2,642
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,258)	(2,258)	(35)	(2,293)
Cancellation of repurchased shares	–	(445)	–	–	–	(445)	–	(445)
Share-based compensation, net of tax	–	196	–	–	–	196	–	196
Dividends on share-based compensation, net of tax	–	(87)	–	–	–	(87)	–	(87)
Dividends paid	–	–	(424)	–	–	(424)	(59)	(483)
Changes in redeemable noncontrolling interests	–	(13)	–	–	–	(13)	–	(13)
Changes in scope of consolidation, net	–	–	–	–	–	–	(211)	(211)
Other	–	5,835	(1)	–	–	5,834	(2)	5,832
Balance at end of period	4,400	34,851	14,621	0	(14,405)	39,467	4,165	43,632
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2015	2014	2013
Operating activities of continuing operations (CHF million)
Net income/(loss)	(3,377)	1,764	2,629
(Income)/loss from discontinued operations, net of tax	0	(102)	(145)
Income/(loss) from continuing operations	(3,377)	1,662	2,484
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	4,879	1,276	1,337
Provision for credit losses	276	125	93
Deferred tax provision/(benefit)	2	619	658
Share of net income/(loss) from equity method investments	(101)	147	48
Trading assets and liabilities, net	26,141	(5,096)	10,427
(Increase)/decrease in other assets	11,367	6,483	(3,248)
Increase/(decrease) in other liabilities	(22,312)	(24,146)	10,134
Other, net	(1,950)	730	84
Total adjustments	18,302	(19,862)	19,533
Net cash provided by/(used in) operating activities of continuing operations	14,925	(18,200)	22,017
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(929)	(727)	443
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,578	11,677	17,120
Purchase of investment securities	(376)	(1,060)	(676)
Proceeds from sale of investment securities	19	118	176
Maturities of investment securities	887	187	673
Investments in subsidiaries and other investments	(555)	(1,228)	(1,338)
Proceeds from sale of other investments	1,895	1,519	3,165
(Increase)/decrease in loans	(3,941)	(23,690)	(8,577)
Proceeds from sales of loans	1,579	1,255	1,483
Capital expenditures for premises and equipment and other intangible assets	(1,087)	(1,043)	(895)
Proceeds from sale of premises and equipment and other intangible assets	13	1	9
Other, net	402	601	115
Net cash provided by/(used in) investing activities of continuing operations	34,485	(12,390)	11,698
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2015	2014	2013
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(28,757)	27,137	22,630
Increase/(decrease) in short-term borrowings	(18,148)	3,509	6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(22,149)	(31,001)	(36,347)
Issuances of long-term debt	76,883	74,150	37,914
Repayments of long-term debt	(48,919)	(37,871)	(55,216)
Dividends paid	(10)	(84)	(483)
Other, net	4,789	(488)	736
Net cash provided by/(used in) financing activities of continuing operations	(36,311)	35,352	(24,764)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(578)	5,617	(1,219)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(460)	(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	12,521	9,919	6,705

Cash and due from banks at beginning of period	78,000	68,081	61,376
Cash and due from banks at end of period	90,521	78,000	68,081
Supplemental cash flow information
in	2015	2014	2013
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	946	1,455	769
Cash paid for interest	10,158	9,419	11,686
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	3	143	4
Fair value of liabilities assumed	0	29	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	35	687	338
Liabilities sold	7	1,084	162
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
On October 21, 2015, the Group announced its new strategy and organization, which included the introduction of a new segment structure as presented in Note 5 – Segment information. Restructuring expenses of the Bank related to the implementation of the new Group strategy are presented in Note 13 – Restructuring expenses. Reclassifications have been made to the prior year’s consolidated financial statements to conform to the current presentation. The reclassifications had no impact on net income/(loss) or total shareholders’ equity.
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
4 Discontinued operations
There were no operations that were discontinued in 2015.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.

Income/(loss) from discontinued operations
in	2014	2013
Operations-related (CHF million)
Net revenues	31	233
of which German private banking business	27	52
of which ETF business	–	29
of which Strategic Partners	–	33
of which CFIG	0	114
Operating expenses	35	158
of which German private banking business	33	71
of which ETF business	–	23
of which Strategic Partners	–	8
of which CFIG	0	51
Income tax expense/(benefit)	1	38
of which German private banking business	0	(6)
of which ETF business	–	5
of which Strategic Partners	–	10
of which CFIG	0	29
Income/(loss), net of tax	(5)	37
of which German private banking business	(6)	(13)
of which ETF business	–	1
of which Strategic Partners	–	15
of which CFIG	0	34
Transaction-related (CHF million)
Gain on disposal	200	237
of which German private banking business	109	–
of which ETF business	–	146
of which Strategic Partners	–	91
of which CFIG	91	–
Operating expenses	54	93
of which German private banking business	48	–
of which ETF business	–	11
of which Strategic Partners	–	22
of which CFIG	0	56
Income tax expense/(benefit)	39	36
of which ETF business	–	21
of which Strategic Partners	–	40
of which CFIG	42	(24)
Income/(loss), net of tax	107	108
of which German private banking business	61	–
of which ETF business	–	114
of which Strategic Partners	–	29
of which CFIG	49	(32)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102	145
of which German private banking business	55	(13)
of which ETF business	–	115
of which Strategic Partners	–	44
of which CFIG	49	2

5 Segment information
For the purposes of the presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Swiss Universal Bank. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2015, 2014 and 2013 was CHF 279 million, CHF 264 million and CHF 243 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 644 million, CHF 656 million and CHF 659 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2015 and 2014, were CHF 27.6 billion and CHF 25.7 billion, respectively.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) from continuing operations before taxes
in	2015	2014	2013
Net revenues (CHF million)
Swiss Universal Bank	5,563	5,721	5,612
International Wealth Management	4,394	4,751	4,929
Asia Pacific	3,839	3,335	3,018
Global Markets	7,391	8,613	8,974
Investment Banking & Capital Markets	1,752	2,106	2,014
Strategic Resolution Unit	413	1,168	1,630
Adjustments [1]	(141)	(105)	(863)
Net revenues	23,211	25,589	25,314
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,659	1,976	1,740
International Wealth Management	709	1,212	1,217
Asia Pacific	377	900	752
Global Markets	(1,944)	2,657	3,012
Investment Banking & Capital Markets	(353)	508	581
Strategic Resolution Unit	(2,510)	(3,573)	(2,558)
Adjustments [1]	(876)	(719)	(1,090)
Income/(loss) from continuing operations before taxes	(2,938)	2,961	3,654
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	2015	2014
Total assets (CHF million)
Swiss Universal Bank	218,306	213,888
International Wealth Management	94,033	92,466
Asia Pacific	85,929	105,574
Global Markets	262,201	365,580
Investment Banking & Capital Markets	19,800	14,928
Strategic Resolution Unit	77,664	107,464
Adjustments [1]	45,998	4,949
Total assets	803,931	904,849
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2015	2014	2013
Net revenues (CHF million)
Switzerland	7,967	7,585	7,479
EMEA	3,819	4,301	4,797
Americas	8,514	11,173	10,831
Asia Pacific	2,911	2,530	2,207
Net revenues	23,211	25,589	25,314
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,315	(179)	300
EMEA	(1,493)	(621)	195
Americas	(2,909)	3,723	3,301
Asia Pacific	149	38	(142)
Income/(loss) from continuing operations before taxes	(2,938)	2,961	3,654
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2015	2014
Total assets (CHF million)
Switzerland	204,715	195,512
EMEA	162,093	187,921
Americas	355,481	428,195
Asia Pacific	81,642	93,221
Total assets	803,931	904,849
The designation of total assets by region is based upon customer domicile.
6 Net interest income
in	2015	2014	2013
Net interest income (CHF million)
Loans	4,957	4,606	4,319
Investment securities	63	27	28
Trading assets	9,045	9,507	10,058
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,622	2,317	2,517
Other	2,170	2,128	2,095
Interest and dividend income	18,857	18,585	19,017
Deposits	(864)	(1,035)	(958)
Short-term borrowings	(105)	(119)	(67)
Trading liabilities	(3,855)	(3,938)	(5,083)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,264)	(1,042)	(1,155)
Long-term debt	(3,696)	(3,484)	(3,796)
Other	(206)	(290)	(248)
Interest expense	(9,990)	(9,908)	(11,307)
Net interest income	8,867	8,677	7,710

7 Commissions and fees
in	2015	2014	2013
Commissions and fees (CHF million)
Lending business	1,532	1,711	1,774
Investment and portfolio management	3,319	3,630	3,854
Other securities business	66	94	101
Fiduciary business	3,385	3,724	3,955
Underwriting	1,659	1,911	1,681
Brokerage	3,616	3,669	3,901
Underwriting and brokerage	5,275	5,580	5,582
Other services	1,654	1,872	1,746
Commissions and fees	11,846	12,887	13,057
8 Trading revenues
in	2015	2014	2013
Trading revenues (CHF million)
Interest rate products	2,947	5,661	1,048
Foreign exchange products	(1,127)	(4,405)	1,201
Equity/index-related products	(276)	273	952
Credit products	1	265	(879)
Commodity, emission and energy products	(46)	(228)	340
Other products	(201)	224	93
Total	1,298	1,790	2,755
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.
9 Other revenues
in	2015	2014	2013
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	3	451	695
Loans held-for-sale	(19)	(4)	(5)
Long-lived assets held-for-sale	34	391	30
Equity method investments	210	239	240
Other investments	147	276	255
Other	825	882	577
Other revenues	1,200	2,235	1,792

10 Provision for credit losses
in	2015	2014	2013
Provision for credit losses (CHF million)
Provision for loan losses	248	85	91
Provision for lending-related and other exposures	28	40	2
Provision for credit losses	276	125	93
11 Compensation and benefits
in	2015	2014	2013
Compensation and benefits (CHF million)
Salaries and variable compensation	9,826	9,685	9,455
Social security	771	775	763
Other [1]	926	922	969
Compensation and benefits [2]	11,523	11,382	11,187
1 Includes pension and other post-retirement expense of CHF 579 million, CHF 624 million and CHF 658 million in 2015, 2014 and 2013, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 89 million, CHF 274 million and CHF 216 million in 2015, 2014 and 2013, respectively.
12 General and administrative expenses
in	2015	2014	2013
General and administrative expenses (CHF million)
Occupancy expenses	1,004	1,161	1,168
IT, machinery, etc.	1,254	1,436	1,508
Provisions and losses	1,157	2,782	2,136
Travel and entertainment	366	339	342
Professional services	3,188	2,338	1,912
Amortization and impairment of other intangible assets	19	24	25
Other	1,626	1,493	1,551
General and administrative expenses	8,614	9,573	8,642

13 Restructuring expenses
> Refer to “Note 13 – Restructuring expenses” in V – Consolidated financial statements – Credit Suisse Group for further information.
In connection with the strategic review of the Bank, restructuring expenses of CHF 325 million were recognized in 2015.
Restructuring expenses by segment
in	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	39
International Wealth Management	33
Asia Pacific	3
Global Markets	105
Investment Banking & Capital Markets	22
Strategic Resolution Unit	153
Adjustments	(30)	[1]
Total restructuring expenses	325
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	279
of which severance expenses	191
of which accelerated deferred compensation	87
of which pension expenses	1
General and administrative-related expenses	46
Total restructuring expenses	325
Restructuring provision
	2015
	Severance expense	General and administrative- related expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	0	0	0
Net additional charges	191	46	237	[1]
Utilization	(4)	(34)	(38)
Balance at end of period	187	12	199
1
The following items for which expense accretion was accelerated in 2015 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 23 million and unsettled pension obligations of CHF 1 million, which remain classified as a component of total shareholder’s equity; and unsettled cash-based deferred compensation of CHF 64 million, which remains classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2015	2014
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	78,861	100,169
Deposits paid for securities borrowed	44,575	63,039
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,436	163,208
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	36,754	60,752
Deposits received for securities lent	9,844	9,367
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	70,119
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2015	2014
Trading assets (CHF million)
Debt securities	80,546	94,405
Equity securities	71,102	94,493
Derivative instruments [1]	28,579	37,979
Other	10,869	14,436
Trading assets	191,096	241,313
Trading liabilities (CHF million)
Short positions	25,509	35,799
Derivative instruments [1]	23,545	36,868
Trading liabilities	49,054	72,667
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2015	2014
Cash collateral – netted (CHF million) [1]
Cash collateral paid	32,127	33,716
Cash collateral received	22,027	28,505
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,987	10,909
Cash collateral received	13,991	16,776
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2015	2014
Investment securities (CHF million)
Securities available-for-sale	2,698	2,379
Total investment securities	2,698	2,379
Investment securities by type
end of	2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2015 (CHF million)
Debt securities issued by foreign governments	1,292	30	0	1,322	1,919	43	0	1,962
Corporate debt securities	281	0	0	281	309	0	0	309
Residential mortgage-backed securities	750	0	0	750	0	0	0	0
Commercial mortgage-backed securities	259	0	0	259	0	0	0	0
Debt securities available-for-sale	2,582	30	0	2,612	2,228	43	0	2,271
Banks, trust and insurance companies	65	20	0	85	72	25	0	97
Industry and all other	1	0	0	1	11	0	0	11
Equity securities available-for-sale	66	20	0	86	83	25	0	108
Securities available-for-sale	2,648	50	0	2,698	2,311	68	0	2,379
There were no unrealized losses on investment securities in 2015 and 2014. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2015		2014		2013
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	1	17	103	15	163	13
Realized gains	0	2	0	1	7	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2015 (CHF million)
Due within 1 year	271	271	0.15
Due from 1 to 5 years	1,302	1,333	0.78
Due from 5 to 10 years	1	0	14.74
Due after 10 years	1,008	1,008	2.98
Total debt securities	2,582	2,612	1.57

17 Other investments
end of	2015	2014
Other investments (CHF million)
Equity method investments	2,728	3,397
Non-marketable equity securities [1]	1,951	2,667
Real estate held for investment [2]	375	507
Life finance instruments [3]	1,733	1,896
Total other investments	6,787	8,467
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of December 31, 2015 and 2014, real estate held for investment included foreclosed or repossessed real estate of CHF 37 million and CHF 39 million, respectively, of which CHF 36 million and CHF 39 million, respectively were related to residential real estate.

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
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 21 million, CHF 10 million and CHF 48 million were recorded in 2015, 2014 and 2013, respectively.
Accumulated depreciation related to real estate held for investment amounted to CHF 319 million, CHF 304 million and CHF 289 million for 2015, 2014 and 2013, respectively.
> Refer to “Note 18 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans, allowance for loan losses and credit quality
end of	2015	2014
Loans (CHF million)
Mortgages	88,566	84,527
Loans collateralized by securities	37,833	39,712
Consumer finance	1,092	1,582
Consumer	127,491	125,821
Real estate	23,561	26,279
Commercial and industrial loans	74,967	72,191
Financial institutions	26,375	28,654
Governments and public institutions	3,445	3,746
Corporate & institutional	128,348	130,870
Gross loans	255,839	256,691
of which held at amortized cost	235,019	233,778
of which held at fair value	20,820	22,913
Net (unearned income)/deferred expenses	(200)	(166)
Allowance for loan losses	(724)	(597)
Net loans	254,915	255,928
Gross loans by location (CHF million)
Switzerland	137,729	139,211
Foreign	118,110	117,480
Gross loans	255,839	256,691
Impaired loan portfolio (CHF million)
Non-performing loans	810	564
Non-interest-earning loans	251	257
Total non-performing and non-interest-earning loans	1,061	821
Restructured loans	282	171
Potential problem loans	373	140
Total other impaired loans	655	311
Gross impaired loans	1,716	1,132

Allowance for loan losses
	2015			2014			2013
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	131	466	597	134	557	691	143	578	721
Changes in scope of consolidation	0	0	0	0	0	0	0	(1)	(1)
Net movements recognized in statements of operations	21	227	248	7	78	85	7	84	91
Gross write-offs	(51)	(107)	(158)	(35)	(232)	(267)	(38)	(147)	(185)
Recoveries	6	16	22	12	24	36	20	30	50
Net write-offs	(45)	(91)	(136)	(23)	(208)	(231)	(18)	(117)	(135)
Provisions for interest	7	12	19	3	19	22	5	20	25
Foreign currency translation impact and other adjustments, net	(1)	(3)	(4)	10	20	30	(3)	(7)	(10)
Balance at end of period	113	611	724	131	466	597	134	557	691
of which individually evaluated for impairment	84	455	539	104	309	413	104	407	511
of which collectively evaluated for impairment	29	156	185	27	157	184	30	150	180
Gross loans held at amortized cost (CHF million)
Balance at end of period	127,471	107,548	235,019	125,804	107,974	233,778	115,601	96,939	212,540
of which individually evaluated for impairment [1]	468	1,248	1,716	393	739	1,132	354	840	1,194
of which collectively evaluated for impairment	127,003	106,300	233,303	125,411	107,235	232,646	115,247	96,099	211,346
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2015			2014			2013
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	389	4,294	4,683	181	4,127	4,308	0	4,611	4,611
Reclassifications from loans held-for-sale [2]	0	355	355	0	397	397	0	275	275
Reclassifications to loans held-for-sale [3]	1,641	735	2,376	1,055	806	1,861	0	996	996
Sales [3]	0	373	373	0	272	272	0	698	698
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
2015 (CHF million)
Mortgages	79,664	8,697	205	88,566
Loans collateralized by securities	36,028	1,667	138	37,833
Consumer finance	743	231	98	1,072
Consumer	116,435	10,595	441	127,471
Real estate	17,717	4,995	77	22,789
Commercial and industrial loans	31,720	30,898	802	63,420
Financial institutions	17,445	2,951	149	20,545
Governments and public institutions	691	103	0	794
Corporate & institutional	67,573	38,947	1,028	107,548
Gross loans held at amortized cost	184,008	49,542	1,469	235,019
Value of collateral [1]	166,086	41,583	957	208,626
2014 (CHF million)
Mortgages	72,844	11,527	156	84,527
Loans collateralized by securities	37,338	2,288	86	39,712
Consumer finance	1,235	235	95	1,565
Consumer	111,417	14,050	337	125,804
Real estate	19,169	6,020	67	25,256
Commercial and industrial loans	30,156	29,890	475	60,521
Financial institutions	18,209	2,619	106	20,934
Governments and public institutions	850	413	0	1,263
Corporate & institutional	68,384	38,942	648	107,974
Gross loans held at amortized cost	179,801	52,992	985	233,778
Value of collateral [1]	162,598	43,141	564	206,303
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Since the fourth quarter of 2015, the Bank’s internal credit rating methodology for >>>lombard loans in the Bank’s main locations in the Asia Pacific region across all loan classes considers the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes. The change in the internal rating methodology for lombard loans in these locations did not have a significant impact on the Bank’s total investment grade and non-investment grade loans.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2015 (CHF million)
Mortgages	88,326	78	16	8	138	240	88,566
Loans collateralized by securities	37,476	214	7	1	135	357	37,833
Consumer finance	875	120	7	19	51	197	1,072
Consumer	126,677	412	30	28	324	794	127,471
Real estate	22,708	24	3	0	54	81	22,789
Commercial and industrial loans	62,379	498	105	68	370	1,041	63,420
Financial institutions	20,299	90	45	2	109	246	20,545
Governments and public institutions	793	1	0	0	0	1	794
Corporate & institutional	106,179	613	153	70	533	1,369	107,548
Gross loans held at amortized cost	232,856	1,025	183	98	857	2,163	235,019
2014 (CHF million)
Mortgages	84,269	97	13	8	140	258	84,527
Loans collateralized by securities	39,542	81	1	1	87	170	39,712
Consumer finance	1,372	123	7	23	40	193	1,565
Consumer	125,183	301	21	32	267	621	125,804
Real estate	25,167	23	1	4	61	89	25,256
Commercial and industrial loans	59,555	659	15	37	255	966	60,521
Financial institutions	20,771	41	0	0	122	163	20,934
Governments and public institutions	1,238	25	0	0	0	25	1,263
Corporate & institutional	106,731	748	16	41	438	1,243	107,974
Gross loans held at amortized cost	231,914	1,049	37	73	705	1,864	233,778

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2015 (CHF million)
Mortgages	173	13	186	18	25	43	229	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	77	23	100	0	1	1	101
Consumer	358	63	421	18	29	47	468
Real estate	51	19	70	0	11	11	81
Commercial and industrial loans	314	119	433	263	298	561	994
Financial institutions	87	50	137	1	35	36	173
Corporate & institutional	452	188	640	264	344	608	1,248
Gross impaired loans	810	251	1,061	282	373	655	1,716
2014 (CHF million)
Mortgages	166	17	183	4	23	27	210	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	78	17	95	0	0	0	95
Consumer	255	109	364	4	25	29	393
Real estate	49	15	64	0	9	9	73
Commercial and industrial loans	172	98	270	167	103	270	540
Financial institutions	88	35	123	0	3	3	126
Corporate & institutional	309	148	457	167	115	282	739
Gross impaired loans	564	257	821	171	140	311	1,132
1
As of December 31, 2015 and 2014, CHF 57 million and CHF 66 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

As of December 31, 2015 and 2014, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2015 and 2014, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

Gross impaired loan details
end of	2015			2014
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	163	153	19	166	154	19
Loans collateralized by securities	117	112	14	63	60	53
Consumer finance	94	88	51	88	87	32
Consumer	374	353	84	317	301	104
Real estate	57	52	7	65	62	7
Commercial and industrial loans	760	745	365	533	507	230
Financial institutions	171	166	83	125	120	72
Corporate & institutional	988	963	455	723	689	309
Gross impaired loans with a specific allowance	1,362	1,316	539	1,040	990	413
Mortgages	66	65	–	44	43	–
Loans collateralized by securities	21	22	–	25	25	–
Consumer finance	7	7	–	7	7	–
Consumer	94	94	–	76	75	–
Real estate	24	24	–	8	7	–
Commercial and industrial loans	234	234	–	7	7	–
Financial institutions	2	2	–	1	1	–
Corporate & institutional	260	260	–	16	15	–
Gross impaired loans without specific allowance	354	354	–	92	90	–
Gross impaired loans	1,716	1,670	539	1,132	1,080	413
of which consumer	468	447	84	393	376	104
of which corporate & institutional	1,248	1,223	455	739	704	309

Gross impaired loan details (continued)
in	2015			2014					2013
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized		Interest income recognized on a cash basis		Average recorded investment	Interest income recognized		Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	152	1	1	163	2	[1]	2	[1]	154	3	[1]	2	[1]
Loans collateralized by securities	82	0	0	65	1	[1]	1	[1]	70	2		2
Consumer finance	92	1	1	81	1		1		87	0		0
Consumer	326	2	2	309	4		4		311	5		4
Real estate	67	0	0	74	0		0		67	1		1
Commercial and industrial loans	566	7	1	597	10	[1]	4	[1]	669	12	[1]	6	[1]
Financial institutions	149	1	1	127	0		0		136	1	[1]	1	[1]
Governments and public institutions	0	0	0	5	0		0		0	0		0
Corporate & institutional	782	8	2	803	10		4		872	14		8
Gross impaired loans with a specific allowance	1,108	10	4	1,112	14		8		1,183	19		12
Mortgages	46	3	0	30	5	[1]	0		19	3	[1]	0
Loans collateralized by securities	33	0	0	29	1	[1]	1	[1]	27	0		0
Consumer finance	7	0	0	21	0		0		22	0		0
Consumer	86	3	0	80	6		1		68	3		0
Real estate	9	1	0	9	4	[1]	0		11	0		0
Commercial and industrial loans	97	3	0	17	3	[1]	0		58	5	[1]	0
Financial institutions	4	0	0	0	0		0		2	0		0
Corporate & institutional	110	4	0	26	7		0		71	5		0
Gross impaired loans without specific allowance	196	7	0	106	13		1		139	8		0
Gross impaired loans	1,304	17	4	1,218	27		9		1,322	27		12
of which consumer	412	5	2	389	10		5		379	8		4
of which corporate & institutional	892	12	2	829	17		4		943	19		8
1 Prior period has been corrected.
Restructured loans held at amortized cost
in	2015			2014			2013
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	13	13	1	4	4	0	0	0
Loans collateralized by securities	1	0	0	0	0	0	0	0	0
Consumer finance	0	0	0	0	0	0	1	1	0
Commercial and industrial loans	13	207	210	10	290	238	5	27	25
Financial institutions	1	2	2	0	0	0	0	0	0
Total	16	222	225	11	294	242	6	28	25
In 2015, the Bank reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2014 and 2013, the Bank did not experience a default of such loans.
In 2015, the loan modifications of the Bank included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms, waivers of loan covenants, partial loan waivers, reductions of accrued interest and added penalty interest.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.

19 Premises and equipment
end of	2015	2014
Premises and equipment (CHF million)
Buildings and improvements	2,110	2,087
Land	394	396
Leasehold improvements	2,045	2,162
Software	5,889	6,476
Equipment	1,946	2,304
Premises and equipment	12,384	13,425
Accumulated depreciation	(7,945)	(8,984)
Total premises and equipment, net	4,439	4,441
Depreciation and impairment
in	2015	2014	2013
CHF million
Depreciation	1,002	1,224	1,227
Impairment	24	23	65
20 Goodwill
Goodwill
2015	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse (Bank)
Gross amount of goodwill (CHF million)
Balance at beginning of period	456	1,495	2,058	2,919	920	12	7,860
Foreign currency translation impact	(2)	(7)	(4)	(4)	0	0	(17)
Other	(1)	(1)	(8)	(10)	(3)	0	(23)
Balance at end of period	453	1,487	2,046	2,905	917	12	7,820
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Impairment losses	0	0	756	2,661	380	0	3,797
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	453	1,487	1,274	186	529	0	3,929

Goodwill (continued)
2014	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse (Bank)
Gross amount of goodwill (CHF million)
Balance at beginning of period	427	1,381	1,886	2,667	842	12	7,215
Goodwill acquired during the year	0	22	0	0	0	0	22
Foreign currency translation impact	29	126	172	254	80	0	661
Other	0	(34)	0	(2)	(2)	0	(38)
Balance at end of period	456	1,495	2,058	2,919	920	12	7,860
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Balance at end of period	0	0	16	58	8	12	94
Net book value (CHF million)
Net book value	456	1,495	2,042	2,861	912	0	7,766
> Refer to “Note 21 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information.
21 Other intangible assets
end of	2015			2014
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(25)	2	27	(24)	3
Client relationships	113	(70)	43	201	(92)	109
Other	5	(3)	2	11	(3)	8
Total amortizing other intangible assets	145	(98)	47	239	(119)	120
Non-amortizing other intangible assets	149	–	149	129	–	129
of which mortgage servicing rights, at fair value	112	–	112	70	–	70
Total other intangible assets	294	(98)	196	368	(119)	249
Additional information
in	2015	2014	2013
Aggregate amortization and impairment (CHF million)
Aggregate amortization	18	22	24
Impairment	16	1	8
of which related to restructuring expenses	15	–	–
of which related to discontinued operations	0	0	7

Estimated amortization
Estimated amortization (CHF million)
2016	8
2017	8
2018	8
2019	5
2020	3
22 Other assets and other liabilities
end of	2015	2014
Other assets (CHF million)
Cash collateral on derivative instruments	7,987	10,909
Cash collateral on non-derivative transactions	327	3,238
Derivative instruments used for hedging	186	1,539
Assets held-for-sale	26,061	26,544
of which loans [1]	25,839	25,911
of which real estate [2]	182	535
of which long-lived assets	40	98
Assets held for separate accounts	1,307	5,650
Interest and fees receivable	5,643	6,229
Deferred tax assets	6,068	6,064
Prepaid expenses	442	511
Failed purchases	2,770	3,138
Other	7,119	6,689
Other assets	57,910	70,511
Other liabilities (CHF million)
Cash collateral on derivative instruments	13,991	16,776
Cash collateral on non-derivative transactions	518	797
Derivative instruments used for hedging	110	469
Provisions	1,841	1,347
of which off-balance sheet risk	87	102
Restructuring liabilities	199	0
Liabilities held for separate accounts	1,307	5,650
Interest and fees payable	5,926	6,465
Current tax liabilities	577	782
Deferred tax liabilities	41	33
Failed sales	1,551	1,313
Other	15,654	17,016
Other liabilities	41,715	50,648
1
Included as of December 31, 2015 and December 31, 2014 were CHF 1,135 million and CHF 1,103 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 60 million and CHF 226 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2
As of the end of December 31, 2015 and December 31, 2014, real estate held-for-sale included foreclosed or repossessed real estate of CHF 31 million and CHF 169 million, respectively, of which CHF 3 million and CHF 2 million, respectively, were related to residential real estate.

23 Deposits
end of	2015				2014
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	3,157	3,780	6,937		5,941	4,582	10,523
Interest-bearing demand deposits	123,336	33,975	157,311		131,858	32,297	164,155
Savings deposits	54,615	5	54,620		69,204	29	69,233
Time deposits	33,012	101,280	134,292	[1]	18,187	121,977	140,164	[1]
Total deposits	214,120	139,040	353,160	[2]	225,190	158,885	384,075	[2]
of which due to banks	–	–	21,460		–	–	26,506
of which customer deposits	–	–	331,700		–	–	357,569
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 133,988 million and CHF 140,057 million as of December 31, 2015 and 2014, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2015 and 2014 were CHF 2 million and CHF 10 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2015	2014
Long-term debt (CHF million)
Senior	153,372	135,196
Subordinated	23,896	24,299
Non-recourse liabilities from consolidated VIEs	14,826	13,452
Long-term debt	192,094	172,947
of which reported at fair value	80,002	80,260
of which structured notes	54,848	50,469
Structured notes by product
end of	2015	2014
Structured notes (CHF million)
Equity	35,594	35,309
Fixed income	11,534	8,321
Credit	5,261	5,244
Other	2,459	1,595
Total structured notes	54,848	50,469
Long-term debt by maturities
end of			2016			2017			2018			2019			2020			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			4,233			11,874			10,779			13,813			8,648			27,318	76,665
Variable rate			17,428			15,496			9,668			7,009			6,163			20,943	76,707
Interest rates (range in %) [1]	0.0	–	15.5	0.0	–	15.2	0.1	–	14.8	0.1	–	14.1	0.1	–	4.4	0.0	–	9.3	–
Subordinated debt
Fixed rate			0			171			10,489			0			3,422			9,519	23,601
Variable rate			0			50			0			187			58			0	295
Interest rates (range in %) [1]			–	1.1	–	7.0	4.9	–	13.3			0.5	0.9	–	7.0	5.70	–	8.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			85			998			0			0			3			563	1,649
Variable rate			73			61			0			2			884			12,157	13,177
Interest rates (range in %) [1]	0.0	–	5.4	2.8	–	4.0			–			0.0	0.0	–	4.1	0.0	–	10.5	–
Total long-term debt			21,819			28,650			30,936			21,011			19,178			70,500	192,094
of which structured notes			10,428			7,343			7,987			4,404			5,528			19,158	54,848
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
2015 (CHF million)
Balance at beginning of period	(18)	(11,623)	56	(656)	17	(12,224)
Increase/(decrease)	0	(1,133)	(5)	(30)	(1)	(1,169)
Decrease due to equity method investments	0	(1)	0	0	0	(1)
Reclassification adjustments, included in net income/(loss)	24	6	(1)	74	(13)	90
Total increase/(decrease)	24	(1,128)	(6)	44	(14)	(1,080)
Balance at end of period	6	(12,751)	50	(612)	3	(13,304)
2014 (CHF million)
Balance at beginning of period	9	(13,738)	35	(714)	3	(14,405)
Increase/(decrease)	(11)	2,115	21	14	20	2,159
Reclassification adjustments, included in net income/(loss)	(16)	0	0	44	(6)	22
Total increase/(decrease)	(27)	2,115	21	58	14	2,181
Balance at end of period	(18)	(11,623)	56	(656)	17	(12,224)
2013 (CHF million)
Balance at beginning of period	7	(11,540)	53	(670)	3	(12,147)
Increase/(decrease)	6	(2,281)	(13)	(102)	0	(2,390)
Reclassification adjustments, included in net income/(loss)	(4)	83	(5)	58	0	132
Total increase/(decrease)	2	(2,198)	(18)	(44)	0	(2,258)
Balance at end of period	9	(13,738)	35	(714)	3	(14,405)
Refer to "Note 27 - Tax" and "Note 30 - Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2015	2014	2013
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	0	83	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	98	62	92
Tax expense/(benefit)	(24)	(18)	(34)
Net of tax	74	44	58
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

26 Offsetting of financial assets and financial liabilities
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
end of	2015		2014
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	15.7	14.5	257.8	250.1
OTC	152.9	146.3	213.6	210.3
Exchange-traded	0.0	0.0	0.1	0.0
Interest rate products	168.6	160.8	471.5	460.4
OTC	58.1	68.2	86.9	99.0
Exchange-traded	0.3	0.3	0.1	0.2
Foreign exchange products	58.4	68.5	87.0	99.2
OTC	12.0	13.5	14.8	15.3
Exchange-traded	8.9	11.2	12.4	14.0
Equity/index-related products	20.9	24.7	27.2	29.3
OTC-cleared	3.8	4.0	6.3	6.1
OTC	13.5	12.4	20.0	19.5
Credit derivatives	17.3	16.4	26.3	25.6
OTC-cleared	0.0	0.1	0.0	0.0
OTC	2.7	1.5	8.6	8.7
Exchange-traded	0.0	0.2	0.4	0.4
Other products	2.7	1.8	9.0	9.1
OTC-cleared	19.5	18.6	264.1	256.2
OTC	239.2	241.9	343.9	352.8
Exchange-traded	9.2	11.7	13.0	14.6
Total gross derivatives subject to enforceable master netting agreements	267.9	272.2	621.0	623.6
Offsetting (CHF billion)
OTC-cleared	(19.0)	(18.6)	(261.7)	(255.8)
OTC	(217.1)	(226.7)	(316.7)	(326.4)
Exchange-traded	(9.0)	(9.8)	(11.9)	(13.1)
Offsetting	(245.1)	(255.1)	(590.3)	(595.3)
of which counterparty netting	(223.0)	(223.0)	(561.6)	(561.6)
of which cash collateral netting	(22.1)	(32.1)	(28.7)	(33.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.5	0.0	2.4	0.4
OTC	22.1	15.2	27.2	26.4
Exchange-traded	0.2	1.9	1.1	1.5
Total net derivatives subject to enforceable master netting agreements	22.8	17.1	30.7	28.3
Total derivatives not subject to enforceable master netting agreements [1]	6.0	6.5	8.8	9.1
Total net derivatives presented in the consolidated balance sheets	28.8	23.6	39.5	37.4
of which recorded in trading assets and trading liabilities	28.6	23.5	38.0	36.9
of which recorded in other assets and other liabilities	0.2	0.1	1.5	0.5
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2015				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	92.4	(19.6)	72.8		119.3	(28.0)	91.3
Securities borrowing transactions	21.4	(3.9)	17.5		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	113.8	(23.5)	90.3		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	33.1	–	33.1		51.0	–	51.0
Total	146.9	(23.5)	123.4	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 83,565 million and CHF 104,283 million of the total net amount as of December 31, 2015 and December 31, 2014, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2015				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	43.2	(21.4)	21.8		69.9	(31.9)	38.0
Securities lending transactions	9.8	(2.1)	7.7		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	19.4	0.0	19.4		18.8	0.0	18.8
Total subject to enforceable master netting agreements	72.4	(23.5)	48.9		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	26.2	–	26.2		32.4	–	32.4
Total	98.6	(23.5)	75.1		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	70.1	(23.5)	46.6	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	28.5	0.0	28.5		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 32,398 million and CHF 54,732 million of the total net amount as of December 31, 2015 and December 31, 2014, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	2015						2014
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	22.8	6.2		0.8		15.8	30.7	6.5		0.1		24.1
Securities purchased under resale agreements	72.8	72.8		0.0		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	17.5	17.1		0.0		0.4	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	113.1	96.1		0.8		16.2	142.9	118.1		0.1		24.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	17.1	3.4		0.0		13.7	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	21.8	21.8		0.0		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	7.7	7.4		0.0		0.3	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	19.4	18.5		0.0		0.9	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	66.0	51.1		0.0		14.9	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

27 Tax
Details of current and deferred taxes
in	2015	2014	2013
Current and deferred taxes (CHF million)
Switzerland	(25)	56	(52)
Foreign	462	624	564
Current income tax expense	437	680	512
Switzerland	166	(384)	(15)
Foreign	(164)	1,003	673
Deferred income tax expense	2	619	658
Income tax expense	439	1,299	1,170
Income tax expense on discontinued operations	0	40	75
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	(4)	4	1
Cumulative translation adjustment	(14)	(117)	44
Unrealized gains/(losses) on securities	(3)	7	(8)
Actuarial gains/(losses)	14	(27)	99
Net prior service cost	(9)	9	0
Share-based compensation and treasury shares	28	68	1
Reconciliation of taxes computed at the Swiss statutory rate
in	2015	2014	2013
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,315	(179)	300
Foreign	(4,253)	3,140	3,354
Income/(loss) from continuing operations before taxes	(2,938)	2,961	3,654
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(646)	651	804
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(731)	347	248
Non-deductible amortization of other intangible assets and goodwill impairment	1,432	6	25
Other non-deductible expenses	389	666	493
Additional taxable income	15	2	(5)
Lower taxed income	(272)	(265)	(374)
(Income)/loss taxable to noncontrolling interests	7	(173)	(297)
Changes in tax law and rates	347	151	184
Changes in deferred tax valuation allowance	(108)	1,071	381
Change in recognition of outside basis difference	262	(450)	0
Tax deductible impairments of Swiss subsidiary investments	(258)	(555)	(268)
Other	2	(152)	(21)
Income tax expense	439	1,299	1,170
2015
Foreign tax rate differential of CHF 731 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The foreign tax rate benefit in relation to total foreign tax expense of CHF 298 million was more than offset by tax impacts related to additional reconciling items as explained below.
Non-deductible amortization of other intangible assets and goodwill impairment of CHF 1,432 million reflected the non-deductible nature of the goodwill impairment.
Other non-deductible expenses of CHF 389 million included the impact of CHF 219 million relating to non-deductible interest expenses, CHF 69 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 50 million related to the non-deductible portion of the litigation provisions and settlement charges, and other various smaller non-deductible expenses of CHF 51 million.
Lower taxed income of CHF 272 million included a tax benefit of CHF 59 million related to non-taxable dividend income, CHF 58 million related to non-taxable life insurance income, CHF 50 million related to exempt income, CHF 49 million related to non-taxable foreign exchange gains, CHF 16 million in respect of income taxed at rates lower than the statutory tax rate, and various smaller items.
Changes in tax law and rates of CHF 347 million reflected a tax expense of CHF 189 million related to the change in New York City tax law, CHF 175 million caused by the reduction of deferred tax assets from the enactment of UK corporation tax rate changes and introduction of the bank corporation tax surcharge, and CHF 10 million related to changes in other countries, partially offset by a tax benefit of CHF 16 million from a change in the Brazil tax rate and CHF 11 million related to a change in New York state tax law.
Changes in deferred tax valuation allowances of CHF 108 million included the net impact of the release of valuation allowances of CHF 109 million, mainly in respect of two of the Bank’s operating entities, one in the UK and one in Hong Kong, relating to current year earnings. Additionally, 2015 included a release of valuation allowances of CHF 88 million for previously recognized deferred tax assets in respect of one of the Bank’s operating entities in Hong Kong. The change in UK corporation tax rates and introduction of the bank corporation tax surcharge in 2015 caused a release of valuation allowances of CHF 162 million in respect of four of the Bank’s operating entities in the UK. Also included was a tax expense of CHF 251 million resulting from the increase in valuation allowances on deferred tax assets mainly from three of the Bank’s operating entities, two in the UK and one in Switzerland.
Change in recognition of outside basis difference of CHF 262 million reflected a tax expense related to the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 2 million included a tax expense of CHF 48 million relating to the increase of tax contingency accruals, a tax expense of CHF 28 million from prior year adjustments and various smaller items, partially offset by a tax benefit of CHF 109 million relating to the re-assessment of deferred tax balances in Switzerland reflecting changes in forecasted future profitability.
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
As of December 31, 2015, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.0 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2015	2014
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	2,316	2,361
Loans	326	231
Investment securities	547	882
Provisions	1,718	1,658
Derivatives	117	119
Real estate	340	277
Net operating loss carry-forwards	5,831	6,232
Other	113	95
Gross deferred tax assets before valuation allowance	11,308	11,855
Less valuation allowance	(3,898)	(4,107)
Gross deferred tax assets net of valuation allowance	7,410	7,748
Compensation and benefits	(211)	(164)
Loans	(31)	(40)
Investment securities	(273)	(611)
Provisions	(449)	(447)
Business combinations	(1)	(1)
Derivatives	(187)	(168)
Leasing	(18)	(23)
Real estate	(66)	(62)
Other	(147)	(201)
Gross deferred tax liabilities	(1,383)	(1,717)
Net deferred tax assets	6,027	6,031
of which deferred tax assets	6,068	6,064
of which net operating losses	1,753	1,816
of which deductible temporary differences	4,315	4,248
of which deferred tax liabilities	(41)	(33)
The decrease in net deferred tax assets from 2014 to 2015 of CHF 4 million was primarily driven by a decrease of deferred tax assets of CHF 217 million as a result of changes to the corporation tax rates in New York, the UK and Japan, prior year adjustments of CHF 127 million, and foreign exchange translation losses of CHF 94 million, which are included within the currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI). These decreases were partially offset by the impact of CHF 207 million related to current year earnings, CHF 162 million from the re-measurement of deferred tax balances in Switzerland and Brazil and the release of valuation allowances in Hong Kong, and the tax impacts directly recorded in equity, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 65 million.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 3.9 billion as of December 31, 2015 compared to CHF 4.1 billion as of December 31, 2014.

Amounts and expiration dates of net operating loss carry-forwards
end of 2015	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	5,304
Due to expire within 2 to 5 years	7,662
Due to expire within 6 to 10 years	7,055
Due to expire within 11 to 20 years	2,981
Amount due to expire	23,002
Amount not due to expire	15,694
Total net operating loss carry-forwards	38,696
Movements in the valuation allowance
in	2015	2014	2013
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,107	2,704	2,550
Net changes	(209)	1,403	154
Balance at end of period	3,898	4,107	2,704
Tax benefits associated with share-based compensation
in	2015	2014	2013
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	447	506	481
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(28)	(69)	(24)
Tax benefits in respect of tax on dividend equivalent payments	0	1	22
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
Windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.1 billion for 2015 and 2014, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 239 million tax benefit will be recorded in additional paid-in capital.
Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2015	2014	2013
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	382	416	416
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	44	2	4
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(3)	(47)	(8)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	15	37	43
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(10)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(22)	(24)	(5)
Other (including foreign currency translation)	(56)	8	(34)
Balance at end of period	360	382	416
of which, if recognized, would affect the effective tax rate	360	382	410
Interest and penalties
in	2015	2014	2013
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	13	21	6
Interest and penalties recognized in the consolidated balance sheets	85	85	64
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
It is reasonably possible that there will be a decrease of between zero and CHF 41 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the UK – 2009; the US – 2006; and the Netherlands – 2005.
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

28 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2015 and prior years that was recognized in the consolidated statements of operations during 2015, 2014 and 2013, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2015 and prior years outstanding as of December 31, 2015 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expenses for the deferred compensation awards granted in January 2016 began in 2016 and thus had no impact on the 2015 consolidated financial statements.
Deferred compensation expense
in	2015	2014	2013
Deferred compensation expense (CHF million)
Share awards	849	935	806
Performance share awards	562	610	580
Contingent Capital Awards	429	213	–
Capital Opportunity Facility awards	16	13	–
Plus Bond awards [1]	22	36	37
2011 Partner Asset Facility awards [2]	2	7	77
Adjustable Performance Plan share awards [3]	0	0	30
Adjustable Performance Plan cash awards [3]	0	0	4
Restricted Cash Awards	39	92	145
Scaled Incentive Share Units [3]	0	(3)	38
Incentive Share Units [4]	0	0	(3)
2008 Partner Asset Facility awards [5]	34	87	93
Other cash awards	398	394	430
Discontinued operations	0	(8)	(21)
Total deferred compensation expense	2,351	2,376	2,216

Total shares delivered (million)
Total shares delivered	43.8	36.5	32.6
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
4 Includes forfeitures.
5 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2015
Estimated unrecognized compensation expense (CHF million)
Share awards	569
Performance share awards	164
Contingent Capital Awards	230
Other cash awards	155
Total	1,118

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
Does not include the estimated unrecognized compensation expense relating to grants made in 2016 for 2015.
Share awards
On January 19, 2016, the Bank granted 28.7 million share awards with a total value of CHF 547 million. The estimated unrecognized compensation expense of CHF 518 million was determined based on the >>>fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules.
Share awards granted in January for previous years
For compensation year	2015	2014	2013
Share awards granted in January
Shares awarded (million)	28.7	36.9	30.1
Value of shares awarded (CHF million)	547	636	824
On January 19, 2016, the Bank granted 0.6 million blocked shares with a total value of CHF 12 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2015.
Blocked share awards granted in January for previous years
For compensation year	2015	2014	2013
Blocked share awards granted in January
Shares awarded (million)	0.6	1.5	0.5
Value of shares awarded (CHF million)	12	35	15

Share award activities
	2015			2014		2013
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	76.5		28.63	72.2	30.07	55.1	34.27
Granted	46.1	[1]	16.49	37.3	27.60	40.0	26.43
Settled	(39.8)		29.02	(29.1)	30.41	(19.6)	34.12
Forfeited	(3.9)		24.03	(3.9)	32.24	(3.3)	32.04
Balance at end of period	78.9		21.56	76.5	28.63	72.2	30.07
of which vested	4.7		–	6.1	–	5.8	–
of which unvested	74.2		–	70.4	–	66.4	–
1
Includes an adjustment for share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
On January 19, 2016, the Bank granted 21.2 million performance share awards with a total value of CHF 427 million. The estimated unrecognized compensation expense of CHF 384 million was determined based on the fair value of the award at the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period.
Performance share awards granted in January for previous years
For compensation year	2015	2014	2013
Performance share awards granted in January
Shares awarded (million)	21.2	30.3	23.9
Value of shares awarded (CHF million)	427	523	654
Performance share award activities
	2015			2014		2013
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	47.5		26.89	40.7	25.51	22.9	23.90
Granted	32.1	[1]	16.11	24.0	28.13	26.2	26.44
Settled	(23.0)		26.25	(15.8)	25.27	(7.5)	23.90
Forfeited	(1.3)		21.78	(1.4)	26.28	(0.9)	24.92
Balance at end of period	55.3		21.01	47.5	26.89	40.7	25.51
of which vested	3.3		–	3.2		2.7	–
of which unvested	52.0		–	44.3		38.0	–
1
Includes an adjustment for performance share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted performance shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

Contingent Capital Awards
On January 19, 2016, the Bank awarded CHF 217 million of Contingent Capital Awards (CCA) that will be expensed over the three-year period from the grant date. The estimated unrecognized compensation expense of CHF 249 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria, estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period.
CCA granted in January for previous years
For compensation year	2015	2014	2013
CCA granted in January
CCA awarded (CHF million)	217	355	391
Adjustable Performance Plan awards
Adjustable Performance Plan share award activities
	Number of APP share awards in million
	2015	2014	2013
Adjustable Performance Plan share awards
Balance at beginning of period	7.1	14.0	29.7
Granted [1]	0.3	0.8	1.1
Settled	(7.4)	(7.3)	(16.5)
Forfeited	0.0	(0.4)	(0.3)
Balance at end of period	0.0	7.1	14.0
of which vested	0.0	1.1	1.2
of which unvested	0.0	6.0	12.8
1
Represents additional units earned in the first quarter of 2015, 2014 and 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Incentive Share Unit
Incentive Share Unit activities
	2015	2014	2013
ISU awards (million)
Balance at beginning of period	0.6	1.2	3.6
Settled	(0.2)	(0.1)	(1.8)
Forfeited	(0.2)	(0.5)	(0.6)
Balance at end of period	0.2	0.6	1.2
of which vested	0.1	0.1	0.1
of which unvested	0.1	0.5	1.1

29 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 30 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2015	2014
Assets (CHF million)
Cash and due from banks	1,345	2
Interest-bearing deposits with banks	4,091	2,862
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	387	0
Trading assets	143	220
Net loans	5,154	6,453
Other assets	89	27
Total assets	11,209	9,564
Liabilities (CHF million)
Due to banks/customer deposits	1,838	1,916
Trading liabilities	87	15
Long-term debt	4,092	4,042
Other liabilities	232	224
Total liabilities	6,249	6,197
Related party revenues and expenses
in	2015	2014	2013
Revenues (CHF million)
Interest and dividend income	5	70	45
Interest expense	(269)	(223)	(55)
Net interest income	(264)	(153)	(10)
Commissions and fees	4	(11)	(21)
Other revenues	169	178	172
Net revenues	(91)	14	141
Expenses (CHF million)
Total operating expenses	193	165	288
Related party guarantees
end of	2015	2014
Guarantees (CHF million)
Credit guarantees and similar instruments	0	1
Performance guarantees and similar instruments	0	1
Other guarantees	65	0
Total guarantees	65	2
Executive Board and Board of Directors loans
	2015		2014	2013
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	5	[1]	10	8
Additions	21		3	4
Reductions	0		(8)	(2)
Balance at end of period	26	[1]	5	10
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	16	[2]	55	41
Additions	1		6	16
Reductions	(9)		(45)	(2)
Balance at end of period	8	[2]	16	55
1 The number of individuals with outstanding loans at the beginning and the end of the year was two and six, respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was three.
Liabilities due to own pension funds
Liabilities due to the Bank’s own defined benefit pension funds as of December 31, 2015 and 2014 of CHF 1,580 million and CHF 3,131 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

30 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2015, 2014 and 2013, the Bank contributed to these plans and recognized as expense CHF 156 million, CHF 181 million and CHF 178 million, respectively.
> Refer to “Note 31 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined contribution pension plans.
Defined benefit Pension and other Post-Retirement benefit plans
Defined benefit pension plans
> Refer to “Note 31 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined benefit pension plans.
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
During 2015, 2014 and 2013, the Bank contributed and recognized as expense CHF 389 million, CHF 415 million and CHF 390 million to the Group plan, respectively. The Bank expects to contribute CHF 356 million to the Group plan during 2016. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2015, 2014 and 2013 would have been lower by CHF 206 million, CHF 277 million and CHF 131 million, respectively, and the Bank would have recognized CHF 252 million, CHF 48 million and CHF 158 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.
As of December 31, 2015 and 2014, the ABO of the Group plan was CHF 15.2 billion and CHF 15.1 billion, the PBO was CHF 16.1 billion and CHF 15.7 billion and the >>>fair value of plan assets was CHF 15.6 billion and CHF 15.6 billion, respectively. As of December 31, 2015 and 2014, the Group plan was overfunded on an ABO basis by CHF 442 million and CHF 525 million, respectively. On a PBO basis, the Group plan was underfunded by CHF 486 million and underfunded by CHF 26 million as of December 31, 2015 and 2014, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the underfunding of the Group plan on a PBO basis of CHF 462 million as a liability as of December 31, 2015 and the underfunding of CHF 25 million as a liability as of December 31, 2014 in the consolidated balance sheets.
If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have used the assumptions made by the Group for the calculation of the expense and liability associated with the Group plan.
> Refer to “Note 31 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.

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
Components of total benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2015	2014	2013	2015	2014	2013
Total benefit costs (CHF million)
Service costs on benefit obligation	21	19	24	0	0	0
Interest costs on benefit obligation	129	134	122	7	7	8
Expected return on plan assets	(195)	(178)	(161)	0	0	0
Amortization of recognized prior service cost/(credit)	0	0	0	(23)	(9)	0
Amortization of recognized actuarial losses/(gains)	84	52	79	14	9	13
Net periodic benefit costs/(credits)	39	27	64	(2)	7	21
Settlement losses/(gains)	(1)	(2)	0	0	0	0
Total benefit costs/(credits)	38	25	64	(2)	7	21
Total benefit costs reflected in compensation and benefits – other for 2015, 2014 and 2013 were CHF 36 million, CHF 32 million and CHF 85 million, respectively.
Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2015	2014	2015	2014
PBO (CHF million) [1]
Beginning of the measurement period	3,539	2,843	178	168
Service cost	21	19	0	0
Interest cost	129	134	7	7
Plan amendments	0	0	0	(32)
Settlements	0	(4)	0	0
Special termination benefits	2	1	0	0
Actuarial losses/(gains)	(97)	463	4	25
Benefit payments	(113)	(109)	(10)	(8)
Exchange rate losses/(gains)	(115)	192	1	18
End of the measurement period	3,366	3,539	180	178
Fair value of plan assets (CHF million)
Beginning of the measurement period	3,876	3,007	0	0
Actual return on plan assets	62	637	0	0
Employer contributions	19	135	10	8
Settlements	0	(2)	0	0
Benefit payments	(113)	(109)	(10)	(8)
Exchange rate gains/(losses)	(132)	208	0	0
End of the measurement period	3,712	3,876	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	346	337	(180)	(178)
Funded status recognized in the consolidated balance sheet as of December 31	346	337	(180)	(178)
Total amount recognized (CHF million)
Noncurrent assets	825	822	0	0
Current liabilities	(9)	(8)	(11)	(10)
Noncurrent liabilities	(470)	(477)	(169)	(168)
Total amount recognized in the consolidated balance sheet as of December 31	346	337	(180)	(178)
ABO (CHF million) [2]
End of the measurement period	3,315	3,469	180	178
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
The total net amount recognized in the consolidated balance sheets as of December 31, 2015 and 2014 was an overfunding of CHF 166 million and an overfunding of CHF 159 million, respectively.
In 2015 and 2014, the Bank made contributions of CHF 19 million and CHF 135 million, respectively, to the international single-employer defined benefit pension plans and CHF 10 million and CHF 8 million to the other post-retirement defined benefit plans. In 2016, the Bank expects to contribute CHF 21 million to the international single-employer defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2015 and 2014, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2015	2014		2015	2014
CHF million
PBO	1,630	1,671		1,613	1,655
ABO	1,600	1,637		1,589	1,627
Fair value of plan assets	1,152	1,187		1,137	1,173
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2015	2014	2015	2014	2015	2014
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(569)	(606)	(43)	(50)	(612)	(656)
Prior service credit/(cost)	0	0	3	17	3	17
Total	(569)	(606)	(40)	(33)	(609)	(639)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2015 and 2014, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2016.
Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2015 (CHF million)
Actuarial gains/(losses)	(36)	8	(28)	(4)	2	(2)	(30)
Amortization of actuarial losses/(gains)	84	(19)	65	14	(5)	9	74
Amortization of prior service cost/(credit)	0	0	0	(23)	9	(14)	(14)
Immediate recognition due to curtailment/settlement	(1)	0	(1)	0	0	0	(1)
Total	47	(11)	36	(13)	6	(7)	29
2014 (CHF million)
Actuarial gains/(losses)	(5)	35	30	(25)	9	(16)	14
Prior service credit/(cost)	0	0	0	32	(12)	20	20
Amortization of actuarial losses/(gains)	52	(14)	38	9	(3)	6	44
Amortization of prior service cost/(credit)	0	0	0	(9)	3	(6)	(6)
Total	47	21	68	7	(3)	4	72

Amounts in AOCI, net of tax, expected to be amortized in 2016
in 2016	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	33	6
Total	33	6
Assumptions
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2015	2014	2013	2015	2014	2013
Net periodic benefit cost (%)
Discount rate	3.82	4.71	4.47	4.20	5.10	4.30
Salary increases	4.19	4.31	4.02	–	–	–
Expected long-term rate of return on plan assets	6.00	6.16	6.18	–	–	–
Benefit obligation (%)
Discount rate	4.05	3.82	4.71	4.50	4.20	5.10
Salary increases	3.56	4.19	4.31	–	–	–
Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of assumed health care cost trend rates and the sensitivity of a one percentage point increase or decrease of the rate.
Health care cost trend rates and sensitivity
in / end of	2015	2014	2013
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	8.00	8.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	0.2	1.3
One percentage point decrease in health care cost trend rates	(0.2)	(0.3)	(1.0)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	4	5	23
One percentage point decrease in health care cost trend rates	(4)	(4)	(19)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2022.
The annual health care cost trend rate used to determine the defined benefit cost for 2016 is 8.30%.
Plan assets and investment strategy
> Refer to “Note 31 – Pension and other post-retirement benefits” in V –Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2015 and 2014, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2015 and 2014, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
end of	2015					2014
	Level 1		Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	32		210	0	242	191	88	0	279
Debt securities	890		744	292	1,926	189	1,590	267	2,046
of which governments	368		7	0	375	8	562	0	570
of which corporates	522		737	292	1,551	181	1,028	267	1,476
Equity securities	339		520	77	936	216	666	0	882
Real estate – indirect	0		87	48	135	0	0	117	117
Alternative investments	(15)		308	79	372	0	386	58	444
of which hedge funds	0		78	79	157	0	111	58	169
of which other	(15)	[1]	230	0	215	0	275	0	275
Other investments	0		101	0	101	0	108	0	108
Total plan assets at fair value	1,246		1,970	496	3,712	596	2,838	442	3,876
1 Primarily related to derivative instruments.
Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2015 (CHF million)
Debt securities – corporates	267	0	(12)	2	0	35	0	292
Equity securities	0	77	0	0	0	0	0	77
Real estate – indirect	117	0	(87)	12	0	4	2	48
Alternative investments	58	6	0	1	(1)	15	0	79
of which hedge funds	58	6	0	1	(1)	15	0	79
Total plan assets at fair value	442	83	(99)	15	(1)	54	2	496
2014 (CHF million)
Debt securities – corporates	177	2	0	(13)	17	65	19	267
Real estate – indirect	94	0	0	9	0	3	11	117
Alternative investments	7	0	(4)	(10)	(1)	65	1	58
of which hedge funds	3	0	0	(10)	(1)	65	1	58
of which other	4	0	(4)	0	0	0	0	0
Total plan assets at fair value	278	2	(4)	(14)	16	133	31	442

Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation
December 31	2015	2014
Weighted-average plan asset allocation (%)
Cash and cash equivalents	6.5	7.2
Debt securities	51.9	52.7
Equity securities	25.2	22.8
Real estate	3.6	3.0
Alternative investments	10.0	11.5
Insurance	2.8	2.8
Total	100.0	100.0
The following table shows the target plan asset allocation for 2016 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2016.
Weighted-average target plan asset allocation for 2016
2016 (%)
Cash and cash equivalents	0.3
Debt securities	56.6
Equity securities	23.0
Real estate	4.2
Alternative investments	13.1
Insurance	2.8
Total	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2016	82	11
2017	92	12
2018	98	12
2019	106	13
2020	122	13
For five years thereafter	722	62

31 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2015, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2015	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,740.0	118.4	112.8	49.3	1.2	0.8
Options bought and sold (OTC)	2,856.0	49.2	47.3	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,813.8	168.7	161.3	49.3	1.2	0.8
Forwards	1,499.1	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.8	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,120.2	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.9	5.0	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.9	8.7	8.0	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	723.4	22.8	26.2	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,537.0	272.7	277.8	68.2	1.2	0.9
The notional amount, PRV and NRV (trading and hedging) was CHF 33,605.2 billion, CHF 273.9 billion and CHF 278.7 billion, respectively, as of December 31, 2015.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value hedges
in	2015	2014	2013
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(94)	(142)	378
Foreign exchange products	0	3	(9)
Total	(94)	(139)	369
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	76	136	(375)
Foreign exchange products	0	(3)	9
Total	76	133	(366)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(18)	(6)	3
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2015		2014		2013
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	21		40		7
Foreign exchange products	(17)		(47)		0
Total	4		(7)		7
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	37	[1]	21	[2]	3	[2]
Foreign exchange products	(53)	[2,3]	(5)	[3]	0	[2]
Total	(16)		16		3
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [2]	(12)		(1)		1
Represents gains/(losses) on effective portion.
1 Included in interest and other dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 4 million.
Net investment hedges
in	2015	2014	2013
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	443	(1,672)	504
Total	443	(1,672)	504
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	0	2
Total	0	0	2
Represents gains/(losses) on effective portion.
1 Included in other revenues.
The Bank includes all >>>derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate >>>fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the negative replacement value and a percentage of the notional value of the derivative.
Contingent credit risk
end of	2015				2014
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	[1]	Total
Contingent credit risk (CHF billion)
Current net exposure	13.2	0.5	1.4	15.1	14.0	0.8	1.6		16.4
Collateral posted	12.3	0.5	–	12.8	12.2	0.9	–		13.1
Additional collateral required in a one-notch downgrade event	0.7	0.4	0.1	1.2	0.7	0.5	0.1		1.3
Additional collateral required in a two-notch downgrade event	1.8	0.7	0.6	3.1	2.2	0.8	0.7		3.7
Additional collateral required in a three-notch downgrade event	2.1	1.3	0.8	4.2	2.7	1.4	1.0		5.1
1 Additional collateral required for accelerated terminations event has been corrected.
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
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
Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 7.8 billion and CHF 12.6 billion as of December 31, 2015 and 2014, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2015						2014
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(199.6)	188.6		(11.0)	26.9	1.0	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(65.2)	61.1		(4.1)	15.7	(3.2)	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(264.8)	249.7		(15.1)	42.6	(2.2)	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(47.5)	43.9		(3.6)	6.1	(1.1)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(217.3)	205.8		(11.5)	36.5	(1.1)	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(89.1)	88.3		(0.8)	31.6	(0.5)	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(24.4)	18.0	[3]	(6.4)	6.2	0.2	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(113.5)	106.3		(7.2)	37.8	(0.3)	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(1.0)	1.0		0.0	1.0	0.0	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(112.5)	105.3		(7.2)	36.8	(0.3)	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(288.7)	276.9		(11.8)	58.5	0.5	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(89.6)	79.1		(10.5)	21.9	(3.0)	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(378.3)	356.0		(22.3)	80.4	(2.5)	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(48.5)	44.9		(3.6)	7.1	(1.1)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(329.8)	311.1		(18.7)	73.3	(1.4)	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2015	2014
Credit derivatives (CHF billion)
Credit protection sold	378.3	586.0
Credit protection purchased	356.0	564.9
Other protection purchased	80.4	114.5
Other instruments [1]	17.2	22.1
Total credit derivatives	831.9	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2015 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3
2014 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

32 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2015 (CHF million)
Credit guarantees and similar instruments	2,908	743	285	451	4,387	4,178		24	1,727
Performance guarantees and similar instruments	4,201	1,929	603	81	6,814	5,915		75	3,104
Securities lending indemnifications	0	0	0	0	0	0		0	0
Derivatives [2]	23,528	10,061	3,149	1,451	38,189	38,189		755	–	[3]
Other guarantees	3,901	517	445	516	5,379	5,374		51	3,492
Total guarantees	34,538	13,250	4,482	2,499	54,769	53,656		905	8,323
2014 (CHF million)
Credit guarantees and similar instruments	2,488	733	257	593	4,071	3,832		30	1,654
Performance guarantees and similar instruments	4,798	1,219	1,178	97	7,292	6,425		40	3,155
Securities lending indemnifications	12,257	0	0	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	6,157	981	1,815	33,552	33,552		954	–	[3]
Other guarantees	3,477	776	230	394	4,877	4,870		43	2,773
Total guarantees	47,619	8,885	2,646	2,899	62,049	60,936		1,067	19,839
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Lease commitments
Lease commitments (CHF million)
2016	563
2017	546
2018	517
2019	483
2020	458
Thereafter	3,460
Future operating lease commitments	6,027
Less minimum non-cancellable sublease rentals	200
Total net future minimum lease commitments	5,827
Rental expense for operating leases
in	2015	2014	2013
Rental expense for operating leases (CHF million)
Minimum rental expense	558	572	642
Sublease rental income	(92)	(81)	(85)
Total net expenses for operating leases	466	491	557

Operating lease commitments
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Sale-leaseback transactions
There were no significant transactions in 2015.
During 2015, 2014 and 2013, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and eighteen years, between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 67 million for the 2015 sale-leaseback transactions, CHF 17 million for the 2014 sale-leaseback transactions and CHF 78 million for the 2013 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2015 (CHF million)
Irrevocable commitments under documentary credits	4,020	4	3	0	4,027		3,932		2,468
Irrevocable loan commitments	33,776	45,286	44,755	13,586	137,403	[2]	133,583		63,275
Forward reverse repurchase agreements	48	0	0	0	48		48		48
Other commitments	404	124	29	168	725		726		6
Total other commitments	38,248	45,414	44,787	13,754	142,203		138,289		65,797
2014 (CHF million)
Irrevocable commitments under documentary credits	4,717	11	1	0	4,729		4,570		2,769
Irrevocable loan commitments	29,938	32,751	46,440	10,965	120,094	[2]	115,306		56,958
Forward reverse repurchase agreements	8,292	0	0	0	8,292		8,292		8,292
Other commitments	690	768	43	223	1,724		1,724		0
Total other commitments	43,637	33,530	46,484	11,188	134,839		129,892		68,019
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 95,025 million and CHF 97,608 million of unused credit limits as of December 31, 2015 and 2014, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

33 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in V – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2015, 2014 and 2013 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2015	2014	2013
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	7	4
Proceeds from transfer of assets	9,813	5,335	5,574
Cash received on interests that continue to be held	148	102	70
RMBS
Net gain/(loss) [1]	5	13	(8)
Proceeds from transfer of assets	20,062	22,728	24,523
Purchases of previously transferred financial assets or its underlying collateral	(1)	(4)	(10)
Servicing fees	3	2	4
Cash received on interests that continue to be held	457	444	486
Other asset-backed financings
Net gain [1]	24	29	15
Proceeds from transfer of assets	1,740	1,819	915
Purchases of previously transferred financial assets or its underlying collateral [2]	0	0	(213)
Cash received on interests that continue to be held	3	17	633
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
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2015 and 2014, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2015	2014
CHF million
CMBS
Principal amount outstanding	40,625	41,216
Total assets of SPE	56,118	53,354
RMBS
Principal amount outstanding	54,164	49,884
Total assets of SPE	55,833	50,017
Other asset-backed financings
Principal amount outstanding	21,653	26,176
Total assets of SPE	22,787	26,176
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
Key economic assumptions at the time of transfer
> Refer to “Note 34 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2015							2014							2013
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,512				2,110			1,341				4,023			633				2,993
of which level 2			1,442				1,695			1,242				3,791			476				2,879
of which level 3			70				415			100				232			156				114
Weighted-average life, in years			8.2				9.0			4.1				7.7			7.3				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.1	–	30.1			–	[2]	1.5	–	23.0			–	[2]	2.0	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.7	–	7.2		1.7	–	33.7	1.0	–	11.0		1.9	–	17.8	1.6	–	11.6		0.0	–	45.9
Expected credit losses (rate per annum), in %	0.7	–	5.9		0.5	–	15.9	1.0	–	2.2		0.4	–	15.3	0.0	–	7.5		0.0	–	45.8
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2015 and 2014.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2015											2014
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,007				2,274			56				1,168				2,394			212
of which non-investment grade			73				581			55				79				246			146
Weighted-average life, in years			6.7				9.7			2.5				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	37.1			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(30.5)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(57.6)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	2.1	–	13.3		1.5	–	35.5	5.7	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(18.1)				(63.1)			(0.7)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(35.6)				(122.5)			(1.5)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	0.9	–	12.7		1.3	–	34.3	0.2	–	14.2		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(8.0)				(32.3)			(0.7)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(15.9)				(63.2)			(1.5)				(14.0)				(49.4)			(0.7)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2015 and 2014.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2015	2014
CHF million
CMBS
Other assets	0	26
Liability to SPE, included in Other liabilities	0	(26)
RMBS
Other assets	266	0
Liability to SPE, included in Other liabilities	(266)	0
Other asset-backed financings
Trading assets	155	138
Other assets	122	252
Liability to SPE, included in Other liabilities	(277)	(390)
Transfers of financial assets accounted for as a sale
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of December 31, 2015, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the types of agreements as of December 31, 2015.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2015 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[2]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 Gross derivative assets of CHF 7 million and CHF 546 million included in equity/index-related products and other products, respectively, as disclosed in Note 31 – Derivatives and hedging activities.
3 Gross derivative liabilities of CHF 7 million in equity/index-related products, as disclosed in Note 31 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2015.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2015
CHF billion
Government debt securities	21.1
Corporate debt securities	15.2
Asset-backed securities	21.6
Equity securities	0.1
Other	0.1
Securities sold under repurchase agreements	58.1
Government debt securities	3.1
Corporate debt securities	0.4
Equity securities	8.2
Other	0.3
Securities lending transactions	12.0
Government debt securities	0.5
Corporate debt securities	0.1
Equity securities	27.9
Obligation to return securities received as collateral, at fair value	28.5
Total	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2015 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity. The Bank has decided not to issue any CP from Alpine and all outstanding CP was fully repaid as of December 31, 2015.
The overall average maturity of the conduit’s outstanding CP was approximately 49 days as of December 31, 2014. As of December 31, 2014, Alpine had the highest short-term rating from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. Alpine’s purchased assets were advance financing receivables, student loans and CDOs. As of December 31, 2015 and 2014, those assets had a weighted average rating of A- and AA, respectively, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 3.3 years and 1.8 years, respectively.
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
The Bank believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Bank’s economic risks associated with the purchased assets of the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.

Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2015 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	299	0	299
Other assets	10,839	123	1,671	0	82	1,735	14,450
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,055	3,770	23,174
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	134	643	835
Total liabilities of consolidated VIEs	12,487	3	2,212	126	288	653	15,769
2014 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	422	0	422
Other assets	8,726	262	4,741	3	195	2,205	16,132
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,268	3,654	25,318
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	828	1,727
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,220	24,601

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations		Funds	Loans		Other	Total
2015 (CHF million)
Trading assets	90	6,021		871	425		8	7,415
Net loans	36	1,508		2,634	5,053		1,723	10,954
Other assets	0	11		13	0		161	185
Total variable interest assets	126	7,540		3,518	5,478		1,892	18,554
Maximum exposure to loss	126	12,986		3,518	11,866		2,570	31,066
Non-consolidated VIE assets	6,590	113,530		54,112	41,824		11,463	227,519
2014 (CHF million)
Trading assets	179	5,009		1,201	494		625	7,508
Net loans	211	2,307	[1]	3,113	5,482	[1]	1,544	12,657	[1]
Other assets	0	4		20	0		189	213
Total variable interest assets	390	7,320	[1]	4,334	5,976	[1]	2,358	20,378	[1]
Maximum exposure to loss	752	12,830	[1]	4,489	11,157	[1]	2,358	31,586	[1]
Non-consolidated VIE assets	8,604	120,243	[1]	56,413	45,268	[1]	12,170	242,698	[1]
1 Prior period has been corrected.
34 Financial instruments
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		89
Interest-bearing deposits with banks	0	2	0	–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		83,565
Debt	811	493	0	–		1,304
of which corporates	0	261	0	–		261
Equity	27,141	66	0	–		27,207
Securities received as collateral	27,952	559	0	–		28,511
Debt	27,932	48,050	4,564	–		80,546
of which foreign governments	27,710	3,737	285	–		31,732
of which corporates	13	15,765	1,746	–		17,524
of which RMBS	0	22,302	814	–		23,116
of which CMBS	0	3,924	215	–		4,139
of which CDO	0	2,317	1,298	–		3,615
Equity	64,393	5,222	1,487	–		71,102
Derivatives	2,625	265,362	4,831	(244,239)		28,579
of which interest rate products	657	167,269	791	–		–
of which foreign exchange products	104	59,742	383	–		–
of which equity/index-related products	1,857	20,053	936	–		–
of which credit derivatives	0	16,267	1,568	–		–
Other	2,034	4,569	4,266	–		10,869
Trading assets	96,984	323,203	15,148	(244,239)		191,096
Debt	1,322	1,142	148	–		2,612
of which foreign governments	1,322	0	0	–		1,322
of which corporates	0	281	0	–		281
of which RMBS	0	602	148	–		750
of which CMBS	0	259	0	–		259
Equity	2	84	0	–		86
Investment securities	1,324	1,226	148	–		2,698
Private equity	0	0	1,033	–		1,033
of which equity funds	0	0	428	–		428
Hedge funds	0	98	197	–		295
of which debt funds	0	68	192	–		260
Other equity investments	0	79	1,149	–		1,228
of which private	0	70	1,149	–		1,219
Life finance instruments	0	2	1,669	–		1,671
Other investments	0	179	4,048	–		4,227
Loans	0	11,870	8,950	–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		11,546
of which financial institutions	0	4,102	1,729	–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		112
Other assets	687	18,863	7,087	(1,011)		25,626
of which loans held-for-sale	0	14,378	6,768	–		21,146
Total assets at fair value	126,947	439,398	35,651	(245,250)		356,746
Less other investments - equity at fair value attributable to noncontrolling interests	0	(18)	(583)	–		(601)
Less assets consolidated under ASU 2009-17 [2]	0	(9,212)	(3,558)	–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,947	430,168	31,510	(245,250)		343,375
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		490
Customer deposits	0	3,402	254	–		3,656
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		32,398
Debt	811	493	0	–		1,304
of which corporates	0	261	0	–		261
Equity	27,141	66	0	–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		28,511
Debt	4,100	4,289	16	–		8,405
of which foreign governments	4,050	491	0	–		4,541
of which corporates	30	3,597	16	–		3,643
Equity	16,899	160	45	–		17,104
Derivatives	3,062	270,135	4,554	(254,206)		23,545
of which interest rate products	671	160,026	578	–		–
of which foreign exchange products	82	70,382	329	–		–
of which equity/index-related products	2,299	22,515	1,347	–		–
of which credit derivatives	0	15,522	1,757	–		–
Trading liabilities	24,061	274,584	4,615	(254,206)		49,054
Short-term borrowings	0	3,040	72	–		3,112
Long-term debt	0	65,879	14,123	–		80,002
of which treasury debt over two years	0	4,590	0	–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		6,760
of which structured notes over two years	0	38,066	9,924	–		47,990
of which other debt instruments over two years	0	1,435	638	–		2,073
of which other subordinated bonds	0	4,547	0	–		4,547
of which non-recourse liabilities	0	10,642	3,197	–		13,839
Other liabilities	0	9,999	2,483	(737)		11,745
of which failed sales	0	530	454	–		984
Total liabilities at fair value	52,013	390,351	21,547	(254,943)		208,968
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	–		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	–		104,283
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Securities received as collateral	26,029	825	0	–		26,854
Debt	31,937	58,003	4,465	–		94,405
of which foreign governments	31,708	4,869	454	–		37,031
of which corporates	28	22,507	1,435	–		23,970
of which RMBS	0	22,150	612	–		22,762
of which CMBS	0	5,293	257	–		5,550
of which CDO	0	3,185	1,421	–		4,606
Equity	86,532	6,395	1,566	–		94,493
Derivatives	4,467	616,012	6,823	(589,323)		37,979
of which interest rate products	1,616	467,002	1,803	–		–
of which foreign exchange products	118	89,102	301	–		–
of which equity/index-related products	2,711	26,904	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,987	7,123	4,326	–		14,436
Trading assets	125,923	687,533	17,180	(589,323)		241,313
Debt	1,962	309	0	–		2,271
of which foreign governments	1,962	0	0	–		1,962
of which corporates	0	309	0	–		309
Equity	2	103	3	–		108
Investment securities	1,964	412	3	–		2,379
Private equity	0	0	1,268	–		1,268
of which equity funds	0	0	567	–		567
Hedge funds	0	219	314	–		533
of which debt funds	0	181	302	–		483
Other equity investments	77	75	1,855	–		2,007
of which private	0	70	1,855	–		1,925
Life finance instruments	0	0	1,834	–		1,834
Other investments	77	294	5,271	–		5,642
Loans	0	13,560	9,353	–		22,913
of which commercial and industrial loans	0	5,816	5,853	–		11,669
of which financial institutions	0	6,227	1,494	–		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	–		70
Other assets	2,457	23,371	7,468	(975)		32,321
of which loans held-for-sale	0	16,107	6,851	–		22,958
Total assets at fair value	156,450	830,505	39,422	(590,298)		436,079
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	–		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	–		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,375	821,249	35,446	(590,298)		422,772
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	832	0	–		832
Customer deposits	0	3,151	100	–		3,251
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	–		54,732
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Obligation to return securities received as collateral	26,029	825	0	–		26,854
Debt	11,678	4,914	1	–		16,593
of which foreign governments	11,530	757	0	–		12,287
of which corporates	21	3,917	1	–		3,939
Equity	19,075	122	2	–		19,199
Derivatives	4,594	620,144	6,414	(594,277)		36,875
of which interest rate products	1,585	458,730	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	27,266	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,347	625,180	6,417	(594,277)		72,667
Short-term borrowings	0	3,766	95	–		3,861
Long-term debt	0	65,652	14,608	–		80,260
of which treasury debt over two years	0	8,616	0	–		8,616
of which structured notes over two years	0	31,083	10,267	–		41,350
of which non-recourse liabilities	0	10,126	2,952	–		13,078
Other liabilities	0	14,601	3,358	(1,026)		16,933
of which failed sales	0	652	616	–		1,268
Total liabilities at fair value	61,376	768,739	24,578	(595,303)		259,390
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
in	2015		2014
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	85	187	1,108	533
Equity	566	1,257	513	391
Derivatives	4,328	24	5,785	500
Trading assets	4,979	1,468	7,406	1,424
Liabilities (CHF million)
Debt	108	79	861	658
Equity	85	139	133	90
Derivatives	4,552	114	6,073	87
Trading liabilities	4,745	332	7,067	835

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2015	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	(41)	0	0	259	(141)	0		0	0		0	4	158
Securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Debt	4,465	1,591	(1,463)	2,950	(2,974)	0	0	(30)		221	0		0	(196)	4,564
of which corporates	1,435	823	(467)	1,281	(1,388)	0	0	(17)		189	0		0	(110)	1,746
of which RMBS	612	492	(615)	1,064	(772)	0	0	(6)		29	0		0	10	814
of which CMBS	257	127	(83)	207	(265)	0	0	(2)		(24)	0		0	(2)	215
of which CDO	1,421	72	(252)	379	(364)	0	0	(6)		51	0		0	(3)	1,298
Equity	1,566	749	(702)	1,228	(1,087)	0	0	(34)		(228)	0		0	(5)	1,487
Derivatives	6,823	2,310	(1,243)	0	0	1,493	(3,875)	11		(545)	0		0	(143)	4,831
of which interest rate products	1,803	53	(282)	0	0	304	(719)	6		(341)	0		0	(33)	791
of which equity/index-related products	1,063	530	(362)	0	0	366	(680)	10		32	0		0	(23)	936
of which credit derivatives	2,569	1,574	(599)	0	0	405	(1,776)	(5)		(547)	0		0	(53)	1,568
Other	4,326	1,157	(896)	4,085	(4,276)	0	(292)	(7)		182	0		0	(13)	4,266
Trading assets	17,180	5,807	(4,304)	8,263	(8,337)	1,493	(4,167)	(60)		(370)	0		0	(357)	15,148
Investment securities	3	8	(97)	320	(102)	0	(36)	6		39	0		0	7	148
Equity	3,437	1	(424)	200	(786)	0	0	0		(18)	70		57	(158)	2,379
Life finance instruments	1,834	0	0	201	(361)	0	0	0		(1)	0		0	(4)	1,669
Other investments	5,271	1	(424)	401	(1,147)	0	0	0		(19)	70		57	(162)	4,048
Loans	9,353	1,347	(1,153)	686	(1,055)	3,519	(3,371)	1		(207)	(4)		(14)	(152)	8,950
of which commercial and industrial loans	5,853	985	(365)	69	(687)	2,205	(2,072)	1		(85)	(4)		(14)	(151)	5,735
of which financial institutions	1,494	329	(266)	296	(213)	811	(639)	0		(85)	0		0	2	1,729
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		14	1	112
Other assets	7,468	4,025	(3,937)	4,244	(3,691)	784	(1,309)	(8)		(208)	0		(5)	(276)	7,087
of which loans held-for-sale [2]	6,851	4,016	(3,841)	4,137	(3,410)	784	(1,309)	(13)		(178)	0		(3)	(266)	6,768
Total assets at fair value	39,422	11,188	(9,956)	13,936	(14,336)	6,055	(9,024)	(61)		(756)	66		52	(935)	35,651
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	213	(28)	0		(18)	0		0	(9)	254
Obligation to return securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Trading liabilities	6,417	2,515	(1,891)	63	(57)	1,460	(3,098)	20		(697)	0		(18)	(99)	4,615
of which interest rate derivatives	1,202	109	(400)	0	0	140	(343)	13		(127)	0		0	(16)	578
of which foreign exchange derivatives	560	19	(36)	0	0	20	(76)	1		(151)	0		0	(8)	329
of which equity/index-related derivatives	1,466	297	(796)	0	0	689	(349)	48		3	0		0	(11)	1,347
of which credit derivatives	2,760	1,860	(628)	0	0	330	(2,098)	(43)		(362)	0		0	(62)	1,757
Short-term borrowings	95	98	(37)	0	0	371	(442)	(1)		(10)	0		0	(2)	72
Long-term debt	14,608	2,603	(4,819)	0	0	7,386	(4,874)	(16)		(801)	0		(5)	41	14,123
of which structured notes over two years	10,267	1,117	(3,293)	0	0	5,464	(3,104)	(7)		(566)	0		0	46	9,924
of which non-recourse liabilities	2,952	1,197	(902)	0	0	912	(807)	(3)		(148)	0		0	(4)	3,197
Other liabilities	3,358	249	(1,238)	184	(218)	10	(244)	11		18	8		403	(58)	2,483
of which failed sales	616	14	(18)	132	(127)	0	0	2		(160)	0		0	(5)	454
Total liabilities at fair value	24,578	5,477	(8,001)	251	(279)	9,440	(8,686)	14		(1,508)	8		380	(127)	21,547
Net assets/(liabilities) at fair value	14,844	5,711	(1,955)	13,685	(14,057)	(3,385)	(338)	(75)		752	58		(328)	(808)	14,104
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (308) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

486 / 487

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2014	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(151)	0	0	0	0	0		0	0		0	24	77
Debt	5,069	1,260	(3,018)	5,554	(5,435)	0	0	(60)		535	0		0	560	4,465
of which corporates	2,128	392	(756)	1,161	(2,004)	0	0	(68)		402	0		0	180	1,435
of which RMBS	436	625	(676)	732	(659)	0	0	11		81	0		0	62	612
of which CMBS	417	105	(392)	415	(282)	0	0	0		(58)	0		0	52	257
of which CDO	1,567	112	(697)	2,593	(2,402)	0	0	(8)		61	0		0	195	1,421
Equity	595	939	(469)	727	(554)	0	0	35		196	0		0	97	1,566
Derivatives	5,217	2,156	(1,168)	0	0	2,330	(3,334)	110		941	0		0	571	6,823
of which interest rate products	1,574	70	(40)	0	0	197	(574)	13		393	0		0	170	1,803
of which equity/index-related products	1,240	132	(534)	0	0	405	(417)	120		(26)	0		0	143	1,063
of which credit derivatives	1,138	1,891	(575)	0	0	536	(899)	(28)		379	0		0	127	2,569
Other	2,829	863	(878)	4,168	(3,288)	0	(201)	17		404	0		0	412	4,326
Trading assets	13,710	5,218	(5,533)	10,449	(9,277)	2,330	(3,535)	102		2,076	0		0	1,640	17,180
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,363	2	(22)	727	(3,512)	0	0	0		22	0		534	323	3,437
Life finance instruments	1,600	0	0	204	(333)	0	0	0		179	0		0	184	1,834
Other investments	6,963	2	(22)	931	(3,845)	0	0	0		201	0		534	507	5,271
Loans	7,998	500	(601)	1,024	(2,012)	4,878	(3,168)	3		(173)	0		(2)	906	9,353
of which commercial and industrial loans	5,309	253	(349)	368	(1,098)	3,346	(2,428)	1		(118)	0		(4)	573	5,853
of which financial institutions	1,322	156	(163)	16	(422)	943	(482)	0		(33)	0		5	152	1,494
Other intangible assets (mortgage servicing rights)	42	0	0	29	0	0	0	0		(7)	0		0	6	70
Other assets	6,159	3,165	(3,205)	7,852	(6,713)	845	(1,448)	165		(5)	0		0	653	7,468
of which loans held-for-sale	5,615	3,154	(3,174)	7,486	(6,382)	845	(1,448)	169		(2)	0		(1)	589	6,851
Total assets at fair value	35,078	8,885	(9,512)	20,285	(21,847)	8,053	(8,151)	270		2,092	0		532	3,737	39,422
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(19)	0		16	0		0	3	100
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(127)	0	0	0	0	0		0	0		0	13	0
Trading liabilities	5,564	2,471	(1,655)	36	(39)	1,526	(2,778)	251		469	0		0	572	6,417
of which interest rate derivatives	1,129	56	(109)	0	0	72	(499)	1		429	0		0	123	1,202
of which foreign exchange derivatives	938	0	(2)	0	0	5	(239)	(4)		(205)	0		0	67	560
of which equity/index-related derivatives	1,896	478	(941)	0	0	656	(890)	273		(201)	0		0	195	1,466
of which credit derivatives	1,230	1,906	(587)	0	0	473	(885)	(16)		496	0		0	143	2,760
Short-term borrowings	165	67	(74)	0	0	382	(456)	(3)		0	0		0	14	95
Long-term debt	9,780	2,441	(3,475)	0	0	8,432	(3,870)	144		(338)	0		0	1,494	14,608
of which structured notes over two years	6,217	1,468	(1,931)	0	0	5,930	(2,027)	(6)		(406)	0		0	1,022	10,267
of which non-recourse liabilities	2,552	924	(1,007)	0	0	1,170	(1,153)	155		10	0		0	301	2,952
Other liabilities	2,859	121	(133)	530	(1,215)	647	(233)	11		114	3		359	295	3,358
of which failed sales	1,143	76	(50)	292	(949)	0	0	0		29	0		(2)	77	616
Total liabilities at fair value	18,537	5,100	(5,464)	566	(1,254)	11,032	(7,356)	403		261	3		359	2,391	24,578
Net assets/(liabilities) at fair value	16,541	3,785	(4,048)	19,719	(20,593)	(2,979)	(795)	(133)		1,831	(3)		173	1,346	14,844
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
488 / 489

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2015				2014
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	677	(270)	407	[1]	1,698	170	1,868	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	80	7	87		(834)	23	(811)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 2015	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,564
of which corporates	1,746
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	1,487
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model		Correlation, in %		17		100		63
				Prepayment rate, in %		1		36		16
				Volatility skew, in %		(8)		0		(2)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		130		1,687		330
of which equity/index-related products	936
of which	778	Option model		Correlation, in %		(87)		99		23
				Volatility, in %		0		253		26
of which	109	Market comparable		EBITDA multiple		4		10		7
				Price, in %		97		97		97
of which credit derivatives	1,568	Discounted cash flow		Credit spread, in bp		1		2,349		331
				Recovery rate, in %		0		60		23
				Discount rate, in %		2		50		19
				Default rate, in %		1		35		6
				Loss severity, in %		15		100		64
				Correlation, in %		43		97		85
				Prepayment rate, in %		0		12		4
				Funding spread, in bp		61		68		67
Other	4,266
of which	2,859	Market comparable		Price, in %		0		106		45
of which	865	Discounted cash flow		Market implied life expectancy, in years		3		18		8
Trading assets	15,148
Investment securities	148	–		–		–		–		–
Private equity	1,033	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	197	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,149	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,669	Discounted cash flow		Market implied life expectancy, in years		2		20		8
Other investments	4,048
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow		Credit spread, in bp		70		2,528		474
of which	1,146	Market comparable		Price, in %		0		106		65
of which financial institutions	1,729
of which	1,451	Discounted cash flow		Credit spread, in bp		84		826		359
of which	109	Market comparable		Price, in %		0		100		98
Other intangible assets (mortgage servicing rights)	112	–		–		–		–		–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price		Price, in %		0		101		97
of which	722	Discounted cash flow		Credit spread, in bp		99		3,220		515
				Recovery rate, in %		1		1		1
of which	2,251	Market comparable		Price, in %		0		104		76
Total level 3 assets at fair value	35,651
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

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

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2014	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	6,823
of which interest rate products	1,803	Option model		Correlation, in %		9		100		76
				Prepayment rate, in %		0		33		24
				Volatility skew, in %		(9)		3		(1)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		1,218		1,046
of which equity/index-related products	1,063	Option model		Correlation, in %		(88)		97		8
				Volatility, in %		0		276		27
of which credit derivatives	2,569	Discounted cash flow		Credit spread, in bp		1		6,087		614
				Recovery rate, in %		0		75		20
				Discount rate, in %		1		38		18
				Default rate, in %		1		43		7
				Loss severity, in %		10		100		65
				Correlation, in %		46		97		83
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		106		80
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,268	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	314	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,855
of which private	1,855
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,271
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,422
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,483
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,547
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

Fair value, unfunded commitments and term of redemption conditions
end of	2015							2014
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	2		0		2	0		7		106		113	0
Equity funds	79		1,606	[1]	1,685	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(6)		(6)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	81		1,600		1,681	0		109		1,906		2,015	0
Debt funds	184		76		260	1		296		187		483	1
Equity funds	0		0		0	0		0		0		0	0
Others	0		35		35	0		0		50		50	0
Hedge funds	184		111	[3]	295	1		296		237	[4]	533	1
Debt funds	11		0		11	17		17		0		17	15
Equity funds	428		0		428	114		567		0		567	122
Real estate funds	282		0		282	76		302		0		302	98
Others	312		0		312	141		382		0		382	158
Private equities	1,033		0		1,033	348		1,268		0		1,268	393
Equity method investments [5]	660		196		856	100		1,196		157		1,353	220
Total funds held in other investments [5]	1,877		307		2,184	449		2,760		394		3,154	614
Total fair value [5]	1,958	[6]	1,907	[7]	3,865	449	[8]	2,869	[6]	2,300	[7]	5,169	614	[8]
1
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
42% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 28% is redeemable on an annual basis with a notice period of more than 60 days, 16% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 14% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, and 11% is redeemable on an annual basis with a notice period of more than 60 days.

5 Prior period has been corrected.
6 Includes CHF 464 million and CHF 612 million attributable to noncontrolling interests in 2015 and 2014, respectively.
7 Includes CHF 9 million and CHF 138 million attributable to noncontrolling interests in 2015 and 2014, respectively.
8 Includes CHF 176 million and CHF 185 million attributable to noncontrolling interests in 2015 and 2014, respectively.
Nonrecurring fair value changes
end of	2015	2014
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	1.4
of which level 2	0.1	1.2
of which level 3	0.0	0.2

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2015			2014
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,628	5,019	(3,391)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	83,565	83,397	168	104,283	104,027	256
Loans	20,820	22,289	(1,469)	22,913	23,782	(869)
Other assets [1]	23,906	30,308	(6,402)	26,088	33,091	(7,003)
Due to banks and customer deposits	(913)	(826)	(87)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(32,398)	(32,381)	(17)	(54,732)	(54,661)	(71)
Short-term borrowings	(3,112)	(3,263)	151	(3,861)	(3,918)	57
Long-term debt	(80,002)	(84,351)	4,349	(80,260)	(80,344)	84
Other liabilities	(984)	(2,619)	1,635	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	2015		2014		2013
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	(38)	[2]	9	[1]	10	[1]
of which related to credit risk	1		3		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,279	[1]	913	[1]	1,143	[1]
Other investments	240	[3]	373	[3]	126	[3]
of which related to credit risk	0		5		11
Loans	439	[1]	10	[2]	1,470	[1]
of which related to credit risk	(236)		(151)		26
Other assets	111	[1]	1,302	[1]	2,058	[1]
of which related to credit risk	(511)		387		604
Due to banks and customer deposits	4	[2]	(59)	[2]	0
of which related to credit risk	19		(17)		(5)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	55	[2]	205	[2]	(67)	[1]
Short-term borrowings	439	[2]	152	[2]	(256)	[2]
Long-term debt	5,398	[2]	678	[2]	(2,738)	[2]
of which related to credit risk [4]	224		527		(334)
Other liabilities	314	[3]	(175)	[2]	413	[2]
of which related to credit risk	(95)		(162)		112
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

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2015 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	39,871	0	39,872	0	39,872
Loans	231,395	4	232,391	6,150	238,545
Other financial assets [1]	150,743	90,740	58,456	1,796	150,992
Financial liabilities
Due to banks and deposits	349,015	197,645	151,774	0	349,419
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	112,091	0	112,638	778	113,416
Other financial liabilities [2]	63,970	32	63,496	578	64,106
2014 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	230,340	0	232,271	3,678	235,949
Other financial assets [1]	149,925	79,170	69,554	1,482	150,206
Financial liabilities
Due to banks and deposits	379,992	208,759	171,230	0	379,989
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	92,687	0	92,908	1,201	94,109
Other financial liabilities [2]	84,874	15	84,146	585	84,746
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
Assets pledged
end of	2015	2014
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	130,983	148,345
of which encumbered	91,278	103,245
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
Collateral
end of	2015	2014
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	422,659	444,852
of which sold or repledged	186,298	218,752	[1]
1 Prior period has been corrected.
Other information
end of	2015	2014
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	24,592	26,286
Swiss National Bank required minimum liquidity reserves	1,890	2,051
> Refer to “Note 36 – Assets pledged and collateral” in V – Consolidated financial statements – Credit Suisse Group for further information.

36 Capital adequacy
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
As of December 31, 2015 and 2014, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the BIS guidelines.
> Refer to “Note 37 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.
Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2015 and 2014, the Bank and its subsidiaries, with one exception in 2014, complied with all applicable regulatory capital adequacy requirements. As of December 31, 2014, due to an operational delay in the return of cash collateral from an affiliate, CS Capital LLC was left with an unsecured receivable that led to a capital charge of the same amount. The capital charge resulted in CS Capital LLC failing to meet the minimum net capital requirement as of December 31, 2014. On January 2, 2015, the cash collateral was returned to CS Capital LLC and the net capital deficiency was cured.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2015 and 2014, the Bank was not subject to restrictions on its ability to pay the proposed dividends.
BIS statistics – Basel III
end of	2015	2014
Eligible capital (CHF million)
CET1 capital	40,013	40,853
Additional tier 1 capital	10,557	6,261
Total tier 1 capital	50,570	47,114
Tier 2 capital	9,672	10,997
Total eligible capital	60,242	58,111
Risk-weighted assets (CHF million)
Credit risk	185,574	184,531
Market risk	29,755	34,439
Operational risk	66,438	58,413
Non-counterparty risk	5,180	5,611
Risk-weighted assets	286,947	282,994
Capital ratios (%)
CET1 ratio	13.9	14.4
Tier 1 ratio	17.6	16.6
Total capital ratio	21.0	20.5

37 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by the >>>FINMA.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2015	2014
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	186.9	157.2
Assets with discretionary mandates	220.3	269.1
Other assets under management	789.7	924.8
Assets under management (including double counting)	1,196.9	1,351.1
of which double counting	46.8	46.3
Changes in assets under management
	2015		2014
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,351.1		1,265.1
Net new assets/(net asset outflows)	46.4		27.2	[2]
Market movements, interest, dividends and foreign exchange	(26.6)		87.4
of which market movements, interest and dividends [3]	10.0		38.6
of which foreign exchange	(36.6)		48.8
Other effects	(174.0)	[4]	(28.6)
Assets under management at end of period	1,196.9		1,351.1
1 Including double counting.
2 Includes CHF (2.0) billion net asset outflows from discontinued operations.
3 Net of commissions and other expenses and net of interest expenses charged.
4
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 45.9 billion of assets under management to assets under custody within client assets, which has been reflected as a structural effect in the third quarter of 2015.

38 Litigation
> Refer to “Note 39 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2015
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Cayman) Management Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,881.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, Inc	Wilmington, United States	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
98	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 Remaining 2% held directly by Credit Suisse Group AG. 80% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2015
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[1]	York Capital Management Global Advisors, LLC	New York, United States
0	[1]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 The Bank holds a significant noncontrolling interest.
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
> Refer to “Note 43 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
The CEO and CFO concluded that, as of December 31, 2015, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2015 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2015.
The Bank’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2015, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Bank's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
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
In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2015, and our report dated March 24, 2016 expressed an unqualified opinion on those consolidated financial statements.
KPMG AG
Simon Ryder                                        Anthony Anzevino
Licensed Audit Expert                          Global Lead Partner
Auditor in Charge
Zurich, Switzerland
March 24, 2016

Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings

Statements of income
Balance sheets
Off-balance sheet transactions
Statement of changes in equity
1 Business activities, developments and subsequent events
2 Accounting and valuation principles
3 Risk management, use of derivative financial instruments and hedge accounting
4 Net income from interest activities
5 Net income/(loss) from trading activities and fair value option
6 Personnel expenses
7 General and administrative expenses
8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
9 Taxes
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
11 Collateral and impaired loans
12 Trading assets and liabilities and other financial instruments held at fair value
13 Derivative financial instruments
14 Financial investments
15 Other assets and other liabilities
16 Assets pledged
17 Pension plans
18 Issued structured products
19 Unsecured senior debt and structured notes
20 Provisions and valuation adjustments
21 Composition of share capital, conversion and reserve capital
22 Significant shareholders and groups of shareholders
23 Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans
24 Amounts receivable from and amounts payable to related parties
25 Total assets by country rating
26 Fiduciary transactions
27 Assets under management

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the “Bank”), which comprise the balance sheet, statements of income, statement of changes in equity and notes thereto for the year ended December 31, 2015.
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
Opinion
In our opinion, the financial statements for the year ended December 31, 2015 comply with Swiss law and the Bank’s articles of incorporation.

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
KPMG AG
Simon Ryder                                        Ralph Dicht
Licensed Audit Expert                          Licensed Audit Expert
Auditor in Charge                                 Auditor in Charge
Zurich, Switzerland
March 24, 2016

Parent company financial statements
Statements of income
	Reference to notes	in
		2015	2014
Statements of income (CHF million)
Interest and discount income		8,583	8,347
Interest and dividend income from trading activities		744	856
Interest and dividend income from financial investments		9	27
Interest expense		(4,454)	(5,130)
Gross income from interest activities		4,882	4,100
(Increase)/release of allowance for default risks and losses from interest activities		(463)	(213)
Net income from interest activities	4	4,419	3,887
Commission income from securities trading and investment activities		3,913	4,165
Commission income from lending activities		859	696
Commission income from other services		722	871
Commission expense		(590)	(675)
Net income from commission and service activities		4,904	5,057
Net income/(loss) from trading activities and fair value option	5	346	1,135
Income/(loss) from the disposal of financial investments		15	1
Income from participations		629	232
Income from real estate		31	37
Other ordinary income		425	580
Other ordinary expenses		(309)	(364)
Net income from other ordinary activities		791	486
Personnel expenses	6	4,199	4,187
General and administrative expenses	7	3,098	2,538
Total operating expenses		7,297	6,725
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets		5,401	4,517
Increase/(release) of provisions and other valuation adjustments, and losses	8	461	1,748
Operating loss		(2,699)	(2,425)
Extraordinary income	8	443	492
Extraordinary expenses	8	(24)	(251)
Taxes	9	(597)	(908)
Net loss		(2,877)	(3,092)

Balance sheets
	Reference to notes	end of
		2015	2014
Assets (CHF million)
Cash and other liquid assets		74,949	61,802
Due from banks		109,513	150,870
Securities borrowing and reverse repurchase agreements	10	24,172	24,778
Due from customers	11	241,190	222,956
Mortgage loans	11	115,779	114,421
Trading assets	12	31,710	35,841
Positive replacement values of derivative financial instruments	13	13,934	16,858
Financial investments	14	2,835	3,006
Accrued income and prepaid expenses		2,805	2,410
Participations		40,415	43,924
Tangible fixed assets		2,669	2,870
Intangible assets		11	174
Other assets	15	2,028	1,750
Total assets		662,010	681,660
Total subordinated receivables		1,819	2,308
of which receivables subject to contractual mandatory conversion and/or cancelation		49	49
Liabilities and shareholder's equity (CHF million)
Due to banks		70,875	87,987
Securities lending and repurchase agreements	10	11,239	5,267
Customer deposits		298,965	319,558
Trading liabilities	12	1,273	1,493
Negative replacement values of derivative financial instruments	13	13,271	14,197
Liabilities from other financial instruments held at fair value	12	56,002	42,512
Medium-term notes		759	1,263
Bonds and mortgage-backed bonds		159,134	161,847
Accrued expenses and deferred income		5,068	4,798
Other liabilities	15	685	576
Provisions	20	796	562
Total liabilities		618,067	640,060
Share capital	21	4,400	4,400
Legal capital reserves		32,616	27,316
of which capital contribution reserves		32,052	26,752
Legal income reserves		6,081	6,151
Voluntary income reserves		610	610
Retained earnings		3,113	6,215
Net loss		(2,877)	(3,092)
Total shareholder's equity		43,943	41,600
Total liabilities and shareholder's equity		662,010	681,660
Total subordinated liabilities		23,995	24,410
of which liabilities subject to contractual mandatory conversion and/or cancelation		9,219	9,225

Off-balance sheet transactions
end of	2015	2014
Off-balance sheet transactions (CHF million)
Contingent liabilities	182,050	207,039
Irrevocable commitments	120,654	114,509
Obligations for calls on shares and additional payments	61	63
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
Statement of changes in equity
end of	Share capital	Legal capital reserves		Legal income reserves		Voluntary income reserves	Retained earnings	Net profit/(loss)	Total share- holder's equity
2015 (CHF million)
Balance at beginning of period	4,400	27,316		6,151		610	6,215	(3,092)	41,600
Appropriation of net loss	–	–		–		–	(3,092)	3,092	–
Capital contributions	–	5,300	[1]	–		–	–	–	5,300
Dividends and other distributions	–	–		(70)	[2]	–	(10)	–	(80)
Net loss	–	–		–		–	–	(2,877)	(2,877)
Balance at end of period	4,400	32,616	[3]	6,081		610	3,113	(2,877)	43,943
1 Represents à fonds perdu contributions to capital contribution reserves of CHF 800 million and CHF 4,500 million in November and December 2015, respectively, by Credit Suisse Group AG.
2
Represents a distribution in kind of primarily financial assets and financial liabilities related to the transfer of the credit and charge cards issuing business to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest, which was approved by the Annual General Meeting on April 24, 2015.

3
Includes capital contribution reserves of CHF 32,052 million. Distributions from capital contribution reserves are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.

Notes to the financial statements
1 Business activities, developments and subsequent events
Business activities
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
As of December 31, 2015, the Bank parent company had total assets of CHF 662.0 billion and shareholder’s equity of CHF 43.9 billion.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG (Group) domiciled in Switzerland.
The Bank parent company provides private banking and investment banking services which include comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. Private clients include >>>ultra-high-net-worth and >>>high-net-worth individuals around the globe, in addition to >>>affluent and retail clients in Switzerland. The Bank parent company’s services to corporate and institutional clients focus on the Swiss home market. Its service offering to private, corporate and institutional clients comprise of asset management services, which includes a wide range of investment products and solutions across a diversified range of asset classes, with a focus on alternative, traditional and multi-asset portfolios in many areas with a broad offering for emerging markets-related investment opportunities.
Number of employees
end of	2015	2014
Number of employees (full-time equivalents)
Switzerland	16,100	16,100
Abroad	4,700	4,300
Total	20,800	20,400
Business developments
On November 19, 2015, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase by way of a private placement of 58,000,000 newly issued shares to a number of qualified investors. The Group completed the second capital increase by way of a rights offering. By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued shares were subscribed. The capital increases resulted in 318,983,898 newly issued shares and gross proceeds for the Group of CHF 6.0 billion. Of these proceeds, the Bank parent company received CHF 5.3 billion as a capital contribution from the Group.
Subsequent events
On March 17, 2016, Credit Suisse AG, acting through its Dublin Branch, signed a business transfer agreement to purchase parts of the Prime Services platform from Credit Suisse Securities (Europe) Limited. Credit Suisse Securities (Europe) Limited has agreed to transfer the underlying business to Credit Suisse AG in a phased approach which is expected to be completed within 18 months from the signing of the agreement. The initial purchase price of USD 300 million (CHF 297 million) will be paid when the majority of the associated client relationships have been transferred. The transaction will result in the recognition of an intangible asset in the balance sheet of Credit Suisse AG with a five-year amortization period. The purchase price may be adjusted if the number of transferred client relationships is ultimately lower than expected.
2 Accounting and valuation principles
Summary of significant accounting and valuation principles
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks (Bank Law), the corresponding Implementing Ordinance and the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) circular 2015/1, “Accounting rules for banks, securities dealers, financial groups and conglomerates” (Swiss GAAP statutory) as applicable for the preparation of reliable assessment statutory single-entity financial statements. Supplemental information on unsecured senior debt and structured notes as provided by Note 19 is not a required disclosure under these rules.
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

> Refer to “Note 40 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view).
The financial year for the Bank parent company ends on December 31.
Certain reclassifications were made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net profit/(loss) or total shareholder’s equity.
Recording of transactions
Transactions are generally recognized on a trade date basis at the point in time when they become legally binding unless specific guidance is provided for settlement date accounting, such as for issuances of debt and structured notes.
Foreign currency translations
The Bank parent company’s functional currency is Swiss francs (CHF). Transactions denominated in currencies other than the functional currency are recorded using the foreign exchange rates at the date of the transaction.
Receivables and payables denominated in foreign currency are translated to Swiss francs using spot rates as of the balance sheet date. Gains and losses from foreign exchange rate differences are recorded in the statements of income in net income/(loss) from trading activities and fair value option. Participations, tangible fixed assets and intangible assets denominated in foreign currency are translated to Swiss francs using the historical exchange rates.
Assets and liabilities of foreign branches are translated to Swiss francs using spot rates as of the balance sheet date. Income and expense items of foreign branches are translated at weighted-average exchange rates for the year. All foreign exchange translation effects are recognized in the statements of income in net income/(loss) from trading activities and fair value option.
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s stand-alone financial statements.
Foreign exchange rates
	End of		Average in
	2015	2014	2015	2014
1 USD / 1 CHF	0.99	0.99	0.96	0.91
1 EUR / 1 CHF	1.08	1.20	1.07	1.21
1 GBP / 1 CHF	1.47	1.54	1.47	1.51
100 JPY / 1 CHF	0.82	0.83	0.80	0.86
Cash and other liquid assets
Cash and other liquid assets are recognized at their nominal value.
Due from banks
Amounts due from banks, including interest due but not paid, are recognized at their nominal value less any necessary valuation adjustments.
Due from customers and mortgage loans
Amounts due from customers and mortgage loans, including interest due but not paid, are recognized at their nominal value less any necessary valuation adjustments.
All customer loans are assessed individually for default risks and, where necessary, valuation adjustments are recorded in accordance with internal policies. These valuation adjustments take into account the value of the collateral and the financial standing of the borrower (counterparty risk). The Bank parent company evaluates many factors when determining valuation adjustments, including the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors.
Valuation adjustments are netted with the corresponding assets.
Trading assets and liabilities
In order to qualify as trading activity, positions (assets and liabilities) have to be actively managed with the objective to realize gains from fluctuations in market prices which includes an ongoing willingness to increase, decrease, close or hedge risk positions. Trading positions also include positions held with the intention of generating gains from arbitrage. The designation as trading position has to be made, and documented accordingly, upon conclusion of the transaction.
Trading securities are carried at >>>fair value with changes in fair value recorded in the statements of income in net income/(loss) from trading activities and fair value option. The fair value is determined using either the price set on a price-efficient and liquid market or a price calculated using a valuation model.
Interest and dividend income resulting from trading positions is recorded in gross income from interest activities. Refinancing costs are not charged to net income from trading activities and fair value option.
Reclassifications between trading assets, financial investments and participations are allowed. Such reclassifications are recorded at the fair value valid at the time when the decision to reclassify is made. Resulting gains or losses are recognized applying the same accounting principles as for the recognition of results from the disposal of such assets.
Derivative financial instruments and hedge accounting
Derivative financial instruments consist of trading and hedging instruments.
>>>Positive and >>>negative replacement values of outstanding derivative financial instruments arising from transactions for the Bank parent company’s own account are disclosed as separate line items in the balance sheet, with related fair value changes recorded in net income from trading activities and fair value option.
Replacement values of derivative financial instruments arising from transactions for the account of customers are recognized only if a risk exists that a customer or other counterparty (e.g., exchange, exchange member, issuer of the instrument, broker) of a transaction is no longer able to meet its obligations resulting in an exposure to loss for the Bank parent company during the remaining term of the contract.
Hedge accounting is determined, tested for effectiveness and disclosed in accordance with US GAAP. Derivative financial instruments used as hedging instruments in hedging relationships are always recorded at fair value.
For fair value hedges, to the extent these hedges are effective, the gains and losses resulting from the valuation of the hedging instruments are recorded in the same statements of income line items in which gains and losses from the hedged items are recognized. Gains and losses resulting from fair valuing the risk being hedged of the hedged items are not recorded as an adjustment to the carrying value of the hedged items but are recorded in the compensation account included in other assets or other liabilities. Any changes in fair value representing hedging ineffectiveness are recorded in net income from trading activities and fair value option.
For cash flow hedges, to the extent these hedges are effective, gains and losses resulting from the valuation of the hedging instruments are deferred and recorded in the compensation account included in other assets or other liabilities. The deferred amounts are released and recorded in the statements of income in the same period when the cash flows from the hedged transactions or hedged items are recognized in earnings. Any changes in fair value representing hedging ineffectiveness are recorded in net income from trading activities and fair value option.
Other financial instruments held at fair value and liabilities from other financial instruments held at fair value
Financial instruments which are not part of the trading portfolio may be measured at fair value and classified in other financial instruments held at fair value or liabilities from other financial instruments held at fair value if all of the following conditions are met:
– The financial instruments are valued at fair value and are subject to risk management corresponding to that for trading positions including a documented risk management and investment strategy which ensures appropriate recognition, measurement and limitation of the miscellaneous risks.
– An economic hedging relationship between the financial instruments on the asset side and the financial instruments on the liability side exists and gains and losses from the fair valuation of these financial instruments are largely offset (avoidance of an accounting mismatch).
– Impacts of changes in own credit spreads on the fair value of an issued debt instrument following initial recognition are not reflected in the statements of income. Impacts of changes in own credit spreads are recognized in the compensation account.
Changes in fair value are recorded in net income from trading activities and fair value option.
Participations
Equity securities in a company, which are owned by the Bank parent company, qualify as a participation if these securities are held for the purpose of permanent investment, irrespective of the percentage of voting shares held, or, if these equity securities are in a banking and financial market infrastructure enterprise, in particular participations in joint organizations. Participations can be held by the Bank parent company in Switzerland and its foreign branches.
Participations are measured at acquisition cost less any impairments. Goodwill and intangible assets related to the acquisition of a participation are part of the participation’s historical cost under Swiss GAAP statutory and not separately identified and recorded. For the purpose of impairment testing, the portfolio valuation method is applied. Impairment is assessed at each balance sheet date or at any point in time when facts and circumstances would indicate that an event has occurred which triggers an impairment review. The amount of impairment, if any, is assessed on the level of the entire portfolio of participations and not individually for each participation. An impairment is recorded if the carrying value exceeds the fair value of the participation portfolio. If the fair value of participations recovers significantly and is considered sustainable, a prior period impairment can be reversed up to the historical cost value of the participations.
Other assets and other liabilities
Other assets and other liabilities are generally recorded at cost or nominal value. Other assets and other liabilities include the net balance of the compensation accounts. The compensation accounts are used to record the hedge effectiveness, impacts from changes in own credit spreads and deferred gains or losses from the sale of debt securities held-to-maturity.
Changes in the book values of assets and liabilities that are not recognized in the statements of income of a reporting period are recorded in the compensation account as assets or liabilities. The gross amounts of compensation account assets and liabilities are offset and reported net on the balance sheet either in other assets or in other liabilities.
Due to banks
Amounts due to banks are recognized at their nominal value.

Customer deposits
Amounts due in respect of customer deposits are recognized at their nominal value.
Bonds and mortgage-backed bonds
Bonds and mortgage-backed bonds are carried at amortized cost. Debt issuance costs are recorded in other assets and other liabilities, respectively.
Provisions
Provisions are recorded to cover specific risks related to a past event prior to the balance sheet date. Provisions represent a probable obligation for which amount and/or due date are uncertain but can be reasonably estimated. Where the time factor has a material impact, the amount of the provision is discounted.
Provisions which are no longer economically necessary and which are not used in the same reporting period to cover probable obligations of the same nature are released to income:
– tax provisions through line item taxes;
– provisions for pension benefit obligations and staff-related restructuring provisions through personnel expenses; and
– provision for off-balance sheet related default risks and other provisions including litigation provisions through line item increase/(release) of provisions and other value adjustments, and losses.
Commission income
Commission income is recognized when arrangements exist, services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured. As applicable, commissions and fees are recognized ratably over the service period and either accrued or deferred in the balance sheet in the line items accrued income and prepaid expenses and accrued expenses and deferred income, respectively.
Commission income and commission expense are generally recorded on a gross basis in the statements of income.
Income tax accounting
Income taxes are based on the tax laws of each tax jurisdiction and are expensed in the period in which the taxable profits are made.
Tax provisions are recognized in the statements of income in line item taxes and included in provisions on the balance sheet.
In line with the accounting rules for single-entity statutory financial statements, deferred tax assets on net operating losses are not recognized. Deferred taxation items for temporary differences between the carrying value of an asset or a liability under Swiss GAAP statutory and the respective value for tax reporting, i.e., its tax base, are also not recognized.
Extraordinary income and expense
The recognition of extraordinary income or expense is limited to transactions which are non-recurring and non-operating. Income and expense related to other reporting periods qualify as extraordinary income and expense only if they account for the correction of errors with regards to non-operating transactions of prior periods.
Contingent liabilities and irrevocable commitments
Contingent liabilities are recorded as off-balance sheet transactions at their maximum potential payment amounts. Irrevocable commitments are recorded as off-balance sheet transactions at their nominal values, except for irrevocable commitments with a remaining maturity of less than six weeks which are excluded from the disclosure. As necessary, related provisions are recorded on the balance sheet in line item provisions.
Capital adequacy disclosures
Capital adequacy disclosures for the Group and the Bank parent company are presented in the publications “Basel III Pillar 3 – disclosures” and “Regulatory disclosures”, respectively, available on the Group’s website www.credit-suisse.com/regulatorydisclosures.
Accounting policy changes and other adjustments
Assets under management
Effective as of July 1, 2015, the Bank parent company updated its assets under management policy, primarily to introduce more specific criteria and indicators to be applied in evaluating whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reduction in assets under management of CHF 41.4 billion, which has been reflected as structural effect in the third quarter of 2015.
> Refer to “Note 27 – Assets under management” for further information on assets under management.
Adoption of new accounting guidance for Swiss banks
In 2015, the Bank parent company has adopted the new accounting guidance for Swiss banks under the revised Swiss Federal Ordinance on Banks and Savings Banks (Banking Ordinance) of April 30, 2014 and FINMA circular 2015/1. The main impacts from the application of the new guidance as of January 1, 2015 are described in the following paragraphs.
The overall pre-tax impact from the adoption of the new accounting guidance for Swiss banks was an decrease in operating loss of CHF 127 million. Considering the increase in the income tax expense of CHF 234 million as a result of the release of previously recognized deferred taxation items and a positive tax effect of CHF 23 million from the other transitional adjustments, the post-tax impact was a increase in net loss of CHF 84 million.
The adoption of the new accounting guidance and related changes in accounting and valuation principles did not have an impact on the Bank parent company’s reserves economically not required.
Change in scope of the fair value option
The scope of fair value option eligible instruments has been amended which resulted in a higher number of structured products and related hedging structures being eligible for accounting under the fair value option. The new accounting guidance allows fair value accounting for issued structured products and for financial instruments (assets) entered into as an economic hedge if certain criteria are met. Under the new accounting guidance, the interest component is an integral part of the >>>fair value of the instrument and has to be recorded to the net income/(loss) from trading activities and fair value option in the income statement. As of January 1, 2015, the impact from the additional fair value option election for structured products resulted in an increase in liabilities from other financial instruments held at fair value of CHF 6.6 billion and a corresponding decrease in bonds and mortgage-backed bonds and interest expense accruals. The revaluation impact from financial instruments that changed from bifurcated accounting or accrual accounting to fair value accounting was a pre-tax loss of CHF 27 million, of which CHF 384 million were recognized as a net loss from trading activities and fair value option, CHF 388 million as a decrease in interest expenses and CHF 31 million as an increase in interest and discount income in the statements of income.
Deferred gains and losses from extinguishments of own debt instruments and deferred gains from the sale of loans held-to-maturity
Under the old accounting guidance, when accrual accounted instruments such as bonds issued or loans held-to-maturity had been extinguished early, prepaid or sold, the related gains or losses were deferred. When bonds issued had been reacquired and legally extinguished by the Bank parent company, the related gains or losses were deferred on the balance sheet and subsequently amortized as an adjustment to interest expense through the income statement over the original maturity of the instrument extinguished. Gains or losses were also deferred for loans held-to-maturity that were disposed of or repaid prior to their final maturity. Those deferred gains or losses were amortized as an adjustment to interest income. Under the new accounting guidance, such gains and losses are no longer deferred. Upon adoption of the new accounting guidance the remaining deferred gains and losses as of January 1, 2015 have been released. The release resulted in an increase in gross income from interest activities of CHF 296 million, of which CHF 202 million were recognized as a decrease in interest expense and CHF 94 million as an increase in interest income. This release resulted in corresponding decreases in other assets and other liabilities on the balance sheet.
Gains and losses from the sale of held-to-maturity bonds recorded in financial investments continue to be deferred and amortized over the original maturity of these bonds.
Deferred taxation items
Under the old accounting guidance, deferred taxation items were created for temporary differences between the carrying value of an asset or a liability under Swiss GAAP statutory and the respective value for tax reporting, i.e., its tax base. These temporary differences resulted in the recording of deferred tax assets or deferred tax liabilities. Under the new accounting guidance, such deferred tax assets or liabilities are no longer recorded. As a result, upon adoption of the new accounting guidance any existing deferred tax assets or liabilities were released through the statements of income. The release resulted in an increase in the income tax expense of CHF 234 million, a decrease in other assets of CHF 287 million and a decrease in provisions of CHF 53 million.
Write-off of intangible assets
With the adoption of the new accounting guidance, the maximum useful life of intangible assets was reduced from 20 years to 10 years, which resulted in an additional write-off of CHF 157 million recognized in the statements of income.
In addition to the transitional effects described above, the new accounting guidance also required a new presentation format for the balance sheet and the income statement. As a result, reclassifications have been made to prior-year balances in order to conform to the new presentation. These reclassifications did not have any impact on net profit/(loss) or total shareholder’s equity. Furthermore, the new guidance included enhanced disclosure requirements leading to additional disclosures in the notes to the financial statements.
New accounting policies to be adopted in future periods
Individual valuation of participations
Under the revised Banking Ordinance of April 30, 2014, which entered into force on January 1, 2015, certain regulations, such as the individual valuation of participations, tangible fixed assets and intangible assets are subject to transitional provisions until the full implementation of the regulation effective January 1, 2020. The requirements regarding individual valuation of tangible fixed assets and intangible assets are met by the Bank parent company’s current accounting policies. For participations, the Bank parent company is currently assessing the impact of a change in valuation principle from the portfolio valuation method to the individual valuation method. It has not yet elected the adoption date for this new valuation principle.
As of December 31, 2015, the carrying value of participations included total unrealized losses on certain participations of CHF 7,678 million, which were netted with unrealized gains on other participations of the same amount in accordance with the portfolio method applied under the current accounting policy.

3 Risk management, use of derivative financial instruments and hedge accounting
Risk management
Fundamental to the Credit Suisse AG and its subsidiaries’ (Bank) business is the prudent taking of risk in line with its strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. The Bank’s risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong involvement of senior management and the Board of Directors (Board).
Risk governance
The Bank’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role and defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group, including primary responsibility for compliance with relevant legal and regulatory requirements and internal controls.
The second line of defense includes functions such as risk management, legal, compliance and product control. It articulates standards and expectations for the management of risk and effectiveness of controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors compliance with the same. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing and challenging front office activities and producing independent management information and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. The Board of Directors, the Executive Board and the respective committees are comprised of the same individuals. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees and the Group Chief Risk Officer (CRO) in accordance with their respective authority.
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
Risk appetite framework
The Group maintains a comprehensive Group-wide risk appetite framework, which is governed by a global policy and provides a robust foundation for risk appetite setting and management across the Group. A key element of the framework is a detailed statement of the Board-approved risk appetite which is aligned to our financial and capital plans. The framework also encompasses the processes and systems for assessing the appropriate level of risk appetite required to constrain our overall risk profile.
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk controls are calibrated and the risk profile is managed. The framework was reviewed in 2015 and is guided by the following strategic risk objectives:
– maintaining Group-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
– promoting stability of earnings to support performance in line with financial objectives;
– ensuring sound management of liquidity and funding risk in normal and stressed conditions;
– proactively controlling concentration risks;
– managing operational risk to ensure sustainable performance;
– minimizing reputational risk; and
– managing and controlling business conduct risk.
Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk-usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by both the Group CRO and the Chief Financial Officer (CFO), CARMC, the Risk Committee and subsequently by the Board.
The risk appetite statement is the formal plan, approved by the Board, for our Group-wide risk appetite. Key divisional allocations are cascaded from the Group and approved in divisional risk management committees. Legal entity risk appetites are allocated from the Group and are approved by the local legal entity board of directors.
A core aspect of the Group’s risk appetite framework is a sound system of integrated risk controls to maintain the Group’s and the Bank’s risk profile within their overall risk appetites. Controls are classified according to type and authority, with the principal control types comprising limits, guidelines and tolerances. The risk controls restrict our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.
Risk coverage and management
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
The key risk types, their definitions and key risk evaluation methods are summarized in the table “Key risk types overview”.
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
During 2015, as part of the Group’s economic risk capital strategic development program to further embed economic risk capital into the Group’s risk appetite framework, the Group introduced a “gone concern” coverage ratio to assess the capital adequacy of our financial plans. Upon completion of the program, the Bank plans to use the economic risk capital coverage ratio in its assessment process under two scenarios: (i) a “going concern” basis, which means that the Bank holds sufficient capital to absorb losses while remaining in business, and (ii) a “gone concern” basis, which means that the Bank holds sufficient capital to fund an orderly resolution.

## Key risk types overview

| Key risk types and definition | Key risk evaluation methods |
| --- | --- |
| **Liquidity and funding risks:** The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations. | Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing |
| **Market risk:** The risk of financial loss from adverse changes in market prices, including interest rates, credit spreads, foreign exchange, equity and commodity prices, and other factors such as market volatility and the correlation of market prices. | Value-at-risk, sensitivities, economic risk capital, stress testing |
| **Credit risk:** The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. | Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing |
| **Operational risk:** The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.<br>**Conduct risk:** The risk that poor conduct by the Bank, employees or representatives could result in clients not receiving fair treatment or fair outcomes from the transactions, damage to the integrity of the financial markets or the wider financial system, or ineffective competition that disadvantages clients.<br>**Technology risk:** The risk of financial loss from failure, exploitation of vulnerabilities or other deficiencies in the platforms that support our daily operations and the system applications and infrastructure on which they reside.<br>**Legal, compliance and regulatory risks:** Legal and compliance risks are the risk of loss arising from the failure to comply with legal obligations, applicable regulations and other related circumstances. Regulatory risk is the risk that changes in laws may affect our activities. | Risk and control self-assessments, risk and control indicators, internal and external incident data, economic risk capital, stress testing |
| **Reputational risk:** The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.<br>**Fiduciary risk:** The risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective.<br>**Strategic risk:** The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. | ▪ A comprehensive assessment for these risk types is performed both periodically and event-driven.<br>▪ The results of the analysis impact management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.<br>▪ The risk management actions include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments. |

Under the Basel framework, we are required to maintain a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with our overall risk profile and the current operating environment. Our economic risk capital model represents our internal view of the amount of capital required to support our business activities.
Stress testing
Stress testing or scenario analysis provides an additional approach to risk management and formulates hypothetical questions, including what would happen to our portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, used in risk appetite discussions and strategic business planning, and to support our internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Group- and Bank-wide stressed position loss limits to correspond to minimum post-stress capital ratios.
Liquidity and funding risks
The Bank’s liquidity and funding profile reflects its strategy and risk appetite and is driven by business activity levels and the overall operating environment. The liquidity and funding strategy is approved by CARMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to the funding policy and the efficient coordination of the secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. The Bank’s liquidity and funding profile is regularly reported to CARMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses.
Market risk
A typical transaction or position in financial instruments may be exposed to a number of different market risks. The Bank’s trading (trading book) and non-trading (banking book) business activities have different sources of market risk. The classification of assets into trading book and banking book portfolios determines the approach for analyzing the Bank’s market risk exposure. This classification reflects the business and risk management perspective and may be different from the classification of these assets for financial reporting purposes.
Market risks from the trading book primarily relate to the trading activities in the Bank’s investment banking businesses.
Market risks from the banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. The Bank’s businesses and Treasury have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measurement is >>>value-at-risk (VaR). In addition, the Bank’s market risk exposures are reflected in scenario analysis, as included in the stress testing framework, >>>position risk, as included in economic risk capital, and sensitivity analysis. Each evaluation method aims to estimate the potential loss that the Bank can incur due to an adverse market movement over a defined holding period with a specified confidence level. VaR, scenario analysis, position risk and sensitivity analysis complement each other in the Bank’s market risk assessment and are used to measure market risk at the level of the Bank. For example, interest rate risk for banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the >>>fair value of interest rate-sensitive banking book positions and other measures including the potential value change resulting from a significant change in yield curves.
In the banking book, savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the private banking, corporate and institutional businesses. The replication portfolios approximate the interest rate characteristics of the underlying products. This particular source of market risk is monitored on a daily basis. The treasury function is responsible for the modeling and monitoring of the replication portfolios.
Credit risk
The majority of the Bank’s credit risk is concentrated in the private banking, corporate and institutional as well as investment banking businesses. Credit risk arises from lending products, irrevocable loan commitments, credit guarantees and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.
Effective credit risk management is a structured process to assess, measure, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
The Bank’s credit risk management framework covers virtually all of the Bank’s credit exposure and includes the following core components:
– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– industry concentration limits;
– product limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
The Bank employs a set of credit ratings for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or >>>over-the-counter (OTC) derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures. The Bank’s internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and >>>risk-weighted assets, a >>>probability of default (PD), >>>loss given default (LGD) and >>>exposure at default (EAD) is assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by our main regulators for application in the regulatory capital calculation in the >>>advanced internal ratings-based approach (A-IRB) under the Basel framework.
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

Default risks, impairments and credit risk provisioning methodology
The Bank’s regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. The appropriateness of allowances for credit losses is regularly reviewed. Impaired transactions are further classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure, and the exposures are generally managed within credit recovery units. At the level of the Group and the Bank, the credit portfolio & provisions review committee regularly determines the adequacy of allowances.
The Bank maintains specific valuation allowances on loans valued at amortized cost, which are considered a reasonable estimate of losses identified in the existing credit portfolio. Provisions for loan losses are established based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events.
An inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Bank’s lending portfolios related to the private banking and wealth management businesses are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In the Bank’s investment banking businesses, inherent losses on loans are estimated based on a model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
Risk mitigation
The Bank actively manages its credit exposure utilizing credit hedges, collateral and guarantees. Collateral is security in the form of an asset, which serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default.
The policies and processes for collateral valuation and management are driven by legal documentation that is agreed with the Bank’s counterparties and an internally independent collateral management function.
For credit exposures collateralized by marketable securities, collateral is valued daily, except as agreed otherwise in contracts or other legal documentation. The mark-to-market prices used for valuing collateral are a combination of Group-internal and market prices sourced from trading platforms and service providers, as appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the mortgage lending portfolio in the private banking, corporate and institutional businesses, real estate property is valued at the time of credit approval and periodically thereafter, according to our internal policies and controls, depending on the type of loan (e.g., residential or commercial loan), characteristics of the borrower, current developments in the relevant real estate market, the current level of credit exposure to the borrower (loan-to-value ratio) and appraisal cost. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter annually or more frequently by credit risk management within the impairment review process.
The primary types of collateral typically depend on the type of credit transaction. Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments, >>>G10 government securities and corporate bonds. Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of clients in the private banking, corporate and institutional businesses (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
Operational risk
Operational risk is inherent in most aspects of the Bank’s business, including the systems and processes that support its activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Particularly relevant examples of operational risk include the risk of fraudulent transactions, trade processing errors, business disruptions, failures in regulatory compliance, defective transactions, and unauthorized trading events. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, or natural and man-made disasters.
The diverse nature and wide extent of operational risk makes it inherently difficult to measure. The Bank believes that effective management of operational risk requires a common Bank-wide operational risk framework that focuses on the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. The Bank started to introduce its current operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent approach to managing all aspects of the operational risk landscape. Over the past three years, the Bank has redesigned the framework, introducing new components and upgrading existing components with a particular focus on ensuring that the components work well together. The operational risk framework provides a structured approach to managing operational risk. It seeks to apply consistent standards and techniques for evaluating risks across the Bank while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Bank-wide minimum standards.
In addition to managing and mitigating operational risks under the operational risk framework through business- and risk-related processes and organization, the Bank also transfers the risk of potential loss from certain operational risks to third-party insurance companies, where appropriate.
The Bank has used an internal model to calculate the regulatory capital requirement for operational risk under the >>>advanced measurement approach since 2008. In 2014, it introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model for calculating the regulatory capital requirement for operational risk was approved by >>>FINMA with effect from January 1, 2014. In 2015, the Bank made improvements to the model’s treatment of litigation-related losses. It also made enhancements to further align the operational risk scenarios with other key components of the operational risk framework and to ensure consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
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
Conduct risk
Conduct risk may arise from a variety of sources, including unauthorized trading, the potential unsuitability of products sold or advice provided to clients, inadequate disclosure, failure to manage conflicts of interest, trade processing errors, inaccurate benchmark submissions, failure to provide best execution where required, acting in an anti-competitive manner, failure to safeguard client data or assets and breaches of regulatory rules or laws by individual employees or the Group’s market conduct.
Conduct risk is being further embedded within the operational risk framework, which considers the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Bank and at other firms in the financial services sector.
Technology risk
As a component of operational risk, technology risk is inherent not only in our information technology assets, but also in the people and processes that interact with them. Cyber risk, which is part of technology risk, is the risk that the Bank’s systems will not operate properly or will be compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact.
Service and infrastructure disruption risks are managed through our business continuity management plan, the Bank’s technology risk management program and other contingency and resiliency plans. Although the Bank has business continuity plans, its businesses face a wide variety of operational risks, including technology risk arising from dependencies on information technology, third-party suppliers and the worldwide telecommunications infrastructure. As a global financial services company, the Bank operates in a complex technological landscape covering our diverse business model. Ensuring that the confidentiality, integrity and availability of information assets are protected is critical to its operations.
Legal, compliance and regulatory risks
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, whether contractual, statutory or otherwise, changes in enforcement practices, the making of a legal challenge or claim against the Bank, its inability to enforce legal rights or the failure to take measures to protect its rights.
Compliance risk is the risk of legal or regulatory sanctions or financial loss that may result from the failure to comply with laws, regulations, rules or market standards.
Regulatory risk is the risk that changes in laws, regulations, rules or market standards may limit the Bank’s activities and have a negative effect on its business or its ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make its products and services more expensive for clients.
As part of the Bank’s risk framework, legal, compliance and regulatory risks fall within the definition of operational risk. Management of these risks is the responsibility of all its employees.

Reputational risk
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
The Bank’s policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to its reputation. The Bank has a number of measures to mitigate potential reputational risk.
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
Fiduciary risk
Monitoring investment performance and measuring risks across discretionary client portfolios is central to the Bank’s oversight program. This program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place to ensure that investment performance and risks are in line with expectations and adequately supervised.
Strategic risk
A wide variety of financial, risk, client and market analyses are used by the Bank to monitor the effectiveness of its strategies and the performance of its businesses against their strategic objectives. These include analysis of current and expected operating conditions, analysis of current and target market positioning, and detailed scenario planning.
Strategic plans are developed by each division annually and aggregated into a Group plan, which is reviewed by the CRO, CFO and Chief Executive Officer (CEO) before presentation to the Executive Board. Following approval by the Executive Board, the Group plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Group’s performance against strategic objectives and sets the overall strategic direction for the Group. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy. This type of review was undertaken following the appointment of the new CEO in 2015 and leading to the announcement of our new strategy on October 21, 2015.
> Refer to “Strategy” in I – Information on the company for further information.
Use of derivative financial instruments and hedge accounting
Business policy for use of derivative financial instruments
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Bank parent company’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, >>>credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.
On the date a derivative contract is entered into, the Bank parent company designates it as belonging to one of the following categories: trading activities; a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge); a hedge of the fair value of a recognized asset or liability; or a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction.
Economic hedges
Economic hedges arise when the Bank parent company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting. These economic hedges include the following types:
– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, core banking business assets and liabilities; as well as selected foreign participations against adverse movements in foreign exchange rates;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the balance sheets.
Hedge accounting
Hedge accounting for the Bank parent company is determined, recorded and disclosed in accordance with US GAAP.
> Refer to “Note 13 – Derivative financial instruments” for further information on hedge accounting.

Fair value hedges
The Bank parent company designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, >>>repurchase agreements and long-term debt instruments, the Bank parent company uses:
– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Bank parent company designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Bank parent company also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Bank parent company elects to be exposed. Further, the Bank parent company uses derivatives to hedge its cash flows associated with forecasted transactions.
Hedge effectiveness assessment
The Bank parent company assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Bank parent company to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Bank parent company to determine whether or not the hedging relationship has actually been effective. If the Bank parent company concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.
4 Net income from interest activities
Negative interest
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
Negative interest income and expense
in	2015	2014
Negative interest income and expense (CHF million)
Negative interest income debited to interest income	(93)	0
Negative interest expenses credited to interest expense	119	2

5 Net income/(loss) from trading activities and fair value option
in	2015	2014
Net income/(loss) from trading activities and fair value option by risk of underlying instruments (CHF million)
Interest rate instruments [1]	286	190
Equity instruments [1]	(303)	1,984
Foreign exchange	706	(390)
Precious metals	42	(63)
Commodities [2]	(84)	(600)
Credit instruments	(244)	(29)
Other instruments	(57)	43
Net income/(loss) from trading activities and fair value option	346	1,135
of which net income/(loss) from fair value option	4,820	381
of which net income/(loss) from fair value option on liabilities	4,820	381
1 Includes trading income/(loss) from related fund investments.
2 Includes emission and energy products.
Trading activities at the Bank parent company level are only monitored and managed for entity-specific capital adequacy purposes and are not measured along divisional or individual business lines. The trading activities of the divisions or individual businesses are only monitored and managed at the Group level based on US GAAP metrics.
6 Personnel expenses
in	2015	2014
Personnel expenses (CHF million)
Salaries	3,429	3,381
of which variable compensation expenses	526	520
Social benefit expenses	630	669
of which pension and other post-retirement expenses	396	428
Other personnel expenses	140	137
Personnel expenses	4,199	4,187
7 General and administrative expenses
in	2015	2014
General and administrative expenses (CHF million)
Occupancy expenses	365	390
Information and communication technology expenses	219	214
Furniture and equipment	40	39
Fees to external audit companies	29	24
of which fees for financial and regulatory audits [1]	27	23
of which fees for other services	2	1
Other operating expenses	2,445	1,871
General and administrative expenses	3,098	2,538
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.

8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2015		2014
Increase/(release) of provisions and other valuation adjustments, and losses (CHF million)
Increase/(release) of provisions	447	[1]	1,738	[2]
Other losses	14		10
Increase/(release) of provisions and other valuation adjustments, and losses	461		1,748
1 Primarily related to increases in litigation provisions.
2 Reflects the impact of the final settlement regarding all outstanding US cross-border matters with a pre-tax litigation settlement charge of CHF 1,618 million.
Extraordinary income and expenses
in	2015		2014
Extraordinary income (CHF million)
Gains realized from the disposal of participations	84	[1]	68	[2]
Gains realized from the disposal of tangible fixed assets [3]	108		424
Other extraordinary income	251	[4]	0
Extraordinary income	443		492
Extraordinary expenses (CHF million)
Losses realized from the disposal of participations	(24)	[5]	(251)	[6]
Extraordinary expenses	(24)		(251)
1 Primarily related to the share buy back of Euroclear and the liquidation of a subsidiary and an investment fund.
2 Primarily related to the partial sale of the Bank parent company's participations in Euroclear and the liquidation of a subsidiary.
3 Includes realized gains from the sale of real estate (bank premises).
4 Reflects the impact from the recognition of intangible assets previously not recorded that have been sold subsequently.
5 Primarily related to the liquidation of two participations.
6
Includes realized losses of CHF 236 million from the redemption of the remaining ordinary shares in Credit Suisse Capital (Guernsey) I Limited in the first quarter of 2014, and realized losses of CHF 15 million from the liquidation and sale of three subsidiaries.

9 Taxes
in	2015	2014
Current and deferred income taxes (CHF million, except where indicated) [1]
Current income tax (expense)/benefit	(240)	(389)
Deferred income tax (expense)/benefit [2]	(201)	(388)
Income tax (expense)/benefit	(441)	(777)
Weighted-average tax rate (%) [3]	(18)	(34)
Impact from changes in tax loss carry-forwards on current income taxes (CHF million)
Reduction of current income taxes from utilization of tax loss carry-forwards [4]	14	276
1 Excludes capital taxes and other non-income-based taxes such as UK bank levy expenses and Swiss capital taxes.
2
With the adoption of the new accounting guidance for Swiss banks the Bank parent company has changed its tax accounting policy and does no longer recognize deferred tax assets and deferred tax liabilities on temporary tax differences. All remaining balances of deferred tax assets and deferred tax liabilities as of January 1, 2015 have been released.

3 Calculated based on total income taxes and profit/(loss) before income tax.
4 Calculation based on statutory tax rates applied to the profit before income tax against which tax loss carry-forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2015	2014
Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements (CHF million)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements [1]	26,659	27,545
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements [1]	13,727	8,034
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	5,177	4,639
of which transfers with the right to resell or repledge	4,961	4,624
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	54,302	58,751
of which repledged	27,844	20,966
of which resold	3,398	3,485
1 Before impact of master netting agreements.

11 Collateral and impaired loans
Collateralization of loans
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2015 (CHF million)
Due from customers	690	106,713	107,403		135,013	242,416
Residential property	92,895	0	92,895		0	92,895
Offices and commercial property	13,280	0	13,280		0	13,280
Manufacturing and industrial property	8,535	0	8,535		0	8,535
Other	1,148	0	1,148		0	1,148
Mortgage loans	115,858	0	115,858		0	115,858
Gross loans	116,548	106,713	223,261		135,013	358,274
Allowance for loan losses	(81)	(866)	(947)		(358)	(1,305)
Net loans	116,467	105,847	222,314		134,655	356,969
of which due from customers	688	105,847	106,535		134,655	241,190
of which mortgage loans	115,779	0	115,779		0	115,779
2014 (CHF million)
Due from customers	2,093	96,068	98,161		125,708	223,869
Residential property	90,363	0	90,363		0	90,363
Offices and commercial property	14,434	0	14,434		0	14,434
Manufacturing and industrial property	8,754	0	8,754		0	8,754
Other	947	0	947		0	947
Mortgage loans	114,498	0	114,498		0	114,498
Gross loans	116,591	96,068	212,659		125,708	338,367
Allowance for loan losses	(78)	(516)	(594)		(396)	(990)
Net loans	116,513	95,552	212,065		125,312	337,377
of which due from customers	2,092	95,552	97,644		125,312	222,956
of which mortgage loans	114,421	0	114,421		0	114,421
1
Includes the market value of collateral up to the amount of the outstanding related loans. For mortgage loans, the market value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank parent company's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost. For impaired mortgage loans, the market value of collateral is determined annually or more frequently by credit risk management within the impairment review process.

Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2015 (CHF million)
Contingent liabilities	177	18,332	18,509		163,541	[2]	182,050
Irrevocable commitments	716	55,745	56,461		64,193		120,654
Obligations for calls on shares and additional payments	0	0	0		61		61
Off-balance sheet transactions	893	74,077	74,970		227,795		302,765
2014 (CHF million)
Contingent liabilities	185	30,772	30,957		176,082	[2]	207,039
Irrevocable commitments	503	48,803	49,306		65,203		114,509
Obligations for calls on shares and additional payments	0	0	0		63		63
Off-balance sheet transactions	688	79,575	80,263		241,348		321,611
1
Includes the market value of collateral up to the notional amount of the related off-balance sheet transaction. For mortgage-backed off-balance sheet exposures, the market value of collateral is determined at the time of granting the credit facility and thereafter regularly reviewed according to the Bank parent company's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost. For impaired exposures, the market value of collateral is determined annually or more frequently by credit risk management within the impairment review process.

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.
Impaired loans
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2015 (CHF million)
Impaired loans	2,565	1,126		1,439	922
2014 (CHF million)
Impaired loans	1,556	548		1,008	711
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans
	2015			2014
	Due from customers	Mortgage loans	Total	Due from customers	Mortgage loans	Total
Impaired loans (CHF million)
Balance at beginning of period	1,312	244	1,556	1,243	242	1,485
Change in organization	(6)	0	(6)	0	0	0
New impaired loan balances	1,769	191	1,960	520	160	680
Increase of existing impaired loan balances	57	7	64	162	17	179
Reclassifications to performing loans	(90)	(74)	(164)	(55)	(7)	(62)
Repayments	(500)	(41)	(541)	(304)	(140)	(444)
Liquidation of collateral, insurance and guarantee payments	(32)	(81)	(113)	(78)	(27)	(105)
Write-offs	(155)	(3)	(158)	(279)	(1)	(280)
Sales	(43)	0	(43)	(1)	0	(1)
Foreign exchange translation impact	10	0	10	104	0	104
Balance at end of period	2,322	243	2,565	1,312	244	1,556

12 Trading assets and liabilities and other financial instruments held at fair value
end of	2015	2014
Trading assets and other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	23,155	27,322
of which exchange-traded	2,453	4,311
Equity securities	6,521	5,531
Precious metals and commodities	2,034	2,988
Trading assets	31,710	35,841
of which carrying value determined based on a valuation model	12,060	20,831
of which securities eligible for repurchase transactions in accordance with liquidity regulations	1,654	2,444
end of	2015	2014
Trading liabilities and liabilities from other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	717	1,013
of which exchange-traded	504	759
Equity securities	556	480
Trading liabilities	1,273	1,493
Structured products	56,002	42,512
Liabilities from other financial instruments held at fair value	56,002	42,512
Trading liabilities and liabilities from other financial instruments held at fair value	57,275	44,005
of which carrying value determined based on a valuation model	56,770	43,246

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2015	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative financial instruments (CHF million)
Forwards and forward rate agreements	80,929	39	78	0	0	0
Swaps	2,155,859	19,090	19,661	49,175	2,224	763
Options bought and sold (OTC)	40,456	615	700	0	0	0
Futures	70,085	0	0	0	0	0
Options bought and sold (exchange-traded)	21	4	0	0	0	0
Interest rate products	2,347,350	19,748	20,439	49,175	2,224	763
Forwards and forward rate agreements	1,209,492	15,879	16,029	13	1	1
Swaps [2]	60,559	1,511	2,311	120	11	0
Options bought and sold (OTC)	446,340	10,223	9,596	0	0	0
Futures	214	0	0	0	0	0
Foreign exchange products	1,716,605	27,613	27,936	133	12	1
Forwards and forward rate agreements	5,344	76	75	0	0	0
Options bought and sold (OTC)	6,568	168	137	0	0	0
Futures	2	0	0	0	0	0
Precious metal products	11,914	244	212	0	0	0
Swaps	24,332	888	1,721	0	0	0
Options bought and sold (OTC)	72,555	3,372	3,233	0	0	0
Futures	3,830	0	0	0	0	0
Options bought and sold (exchange-traded)	38,872	856	1,537	0	0	0
Equity/index-related products	139,589	5,116	6,491	0	0	0
Credit default swaps	19,932	1,035	719	0	0	0
Total return swaps	296	7	8	0	0	0
Other credit derivatives	21,553	189	95	0	0	0
Credit derivatives	41,781	1,231	822	0	0	0
Forwards and forward rate agreements	1	0	0	0	0	0
Swaps	8,757	1,378	504	0	0	0
Options bought and sold (OTC)	2,111	131	44	0	0	0
Futures	70	0	0	0	0	0
Options bought and sold (exchange-traded)	207	59	70	0	0	0
Other derivative products [3]	11,146	1,568	618	0	0	0
Derivative financial instruments [4]	4,268,385	55,520	56,518	49,308	2,236	764
of which replacement value determined based on a valuation model	–	54,821	55,729	–	2,236	764
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Primarily commodity, energy and emission products.
4 Before impact of master netting agreements.

Derivative financial instruments (continued)
	Trading			Hedging			[1]
end of 2014	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative financial instruments (CHF million)
Forwards and forward rate agreements	69,053	47	63	0	0	0
Swaps	1,082,323	11,402	11,337	53,136	2,632	1,068
Options bought and sold (OTC)	43,666	392	471	0	0	0
Futures	34,818	0	0	0	0	0
Options bought and sold (exchange-traded)	54	14	6	0	0	0
Interest rate products	1,229,914	11,855	11,877	53,136	2,632	1,068
Forwards and forward rate agreements	1,722,248	29,527	30,970	101	4	4
Swaps [2]	58,062	2,967	3,118	3,143	9	531
Options bought and sold (OTC)	896,407	16,137	14,919	0	0	0
Futures	97	0	0	0	0	0
Foreign exchange products	2,676,814	48,631	49,007	3,244	13	535
Forwards and forward rate agreements	9,946	145	153	0	0	0
Options bought and sold (OTC)	7,378	180	116	0	0	0
Futures	547	0	0	0	0	0
Precious metal products	17,871	325	269	0	0	0
Swaps	20,657	877	570	0	0	0
Options bought and sold (OTC)	97,420	3,944	3,626	0	0	0
Futures	2,598	0	0	0	0	0
Options bought and sold (exchange-traded)	44,841	1,031	2,057	0	0	0
Equity/index-related products	165,516	5,852	6,253	0	0	0
Credit default swaps	19,414	991	682	0	0	0
Total return swaps	156	15	15	0	0	0
Other credit derivatives	20,448	255	247	0	0	0
Credit derivatives	40,018	1,261	944	0	0	0
Forwards and forward rate agreements	6	0	0	0	0	0
Swaps	10,082	1,351	796	0	0	0
Options bought and sold (OTC)	346	31	24	0	0	0
Futures	133	0	0	0	0	0
Options bought and sold (exchange-traded)	930	223	344	0	0	0
Other derivative products [3]	11,497	1,605	1,164	0	0	0
Derivative financial instruments [4]	4,141,630	69,529	69,514	56,380	2,645	1,603
of which replacement value determined based on a valuation model	–	69,086	68,931	–	2,645	1,603
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Primarily commodity, energy and emission products.
4 Before impact of master netting agreements.
Positive and negative replacement values before and after consideration of master netting agreements
end of	2015	2014
Positive and negative replacement values – before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	57,756	72,174
Negative replacement values – trading and hedging	57,282	71,117
Positive and negative replacement values – after consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging [1]	13,934	16,858
Negative replacement values – trading and hedging [1]	13,271	14,197
1 Netting includes counterparty exposure and cash collateral netting.

Positive replacement values by counterparty type
end of	2015	2014
Positive replacement values by counterparty type (CHF million)
Central clearing counterparties	561	353
Banks and securities dealers	6,373	8,393
Other counterparties	7,000	8,112
Positive replacement values	13,934	16,858
Fair value hedges
in	2015	2014
Gains/(losses) on derivative financial instruments recognized in income (CHF million)
Interest rate products	(94)	(143)
Foreign exchange products	0	3
Gains/(losses) on derivative financial instruments recognized in income	(94)	(140)
Gains/(losses) on hedged items recognized in income (CHF million)
Interest rate products	76	136
Foreign exchange products	0	(3)
Gains/(losses) on hedged items recognized in income	76	133
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(18)	(7)
All gains/(losses) are recognized in net income/(loss) from trading activities and fair value option.
Cash flow hedges
in	2015	2014
Deferred unrealized gains/(losses) on derivative financial instruments related to cash flow hedges (CHF million) [1]
Balance at beginning of period	31	11
Interest rate products	21	41
Foreign exchange products	(2)	0
Gains/(losses) on derivative financial instruments deferred during reporting period	19	41
Interest rate products [2]	37	21
Foreign exchange products [2]	(2)	0
Deferred gains/(losses) on derivative financial instruments reclassified into income	35	21
Balance at end of period	15	31
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(12)	(1)
1 Included in the compensation account within other assets or other liabilities.
2 Included in net income/(loss) from trading activities and fair value option.
As of December 31, 2015, the net gain associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 11 million.
As of December 31, 2015, the maximum length of time over which the Bank parent company hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, use of derivative financial instruments and hedge accounting for further information.

14 Financial investments
end of	2015		2014
	Carrying value	Fair value	Carrying value	Fair value
Financial investments (CHF million)
Debt securities	2,661	2,668	2,515	2,522
of which held-to-maturity	124	131	124	124
of which available-for-sale	2,537	2,537	2,391	2,398
Equity securities	99	116	424	494
of which qualified participations [1]	60	65	401	457
Real estate [2]	41	41	45	45
Other [3]	34	36	22	22
Financial investments	2,835	2,861	3,006	3,083
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets) such as commodities, vehicles and other goods.
15 Other assets and other liabilities
end of	2015	2014
Other assets (CHF million)
Compensation account	1,051	1,017
Deferred tax assets	0	259
Other	977	474
of which indirect taxes and duties	615	156
of which other [1]	362	318
Other assets	2,028	1,750
Other liabilities (CHF million)
Other	685	576
of which indirect taxes and duties	166	222
of which other [2]	519	354
Other liabilities	685	576
1 Includes receiveables from settlement accounts, coupons, internal clearing accounts and other miscellanenous assets.
2 Includes payables from settlement accounts, accounts payable for goods and services purchased, internal clearing accounts and other miscellanenous liabilities.
16 Assets pledged
end of	2015		2014
	Carrying value	Actual liabilities	Carrying value	Actual liabilities
Assets pledged (CHF million) [1]
Due from banks	0	0	34	34
Due from customers	301	301	30	30
Mortgage loans	21,463	15,191	23,942	19,191
Trading assets	446	204	1,399	208
Assets pledged	22,210	15,696	25,405	19,463
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse-repurchase agreements.

17 Pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2015 and 2014 of CHF 1,580 million and CHF 3,131 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheet.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VII –Consolidated financial statements – Credit Suisse (Bank) for further information.
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
International pension plans
The Bank parent company's international employees are covered by mandatory and supplementary pension plans in various locations. These are defined benefit and defined contribution plans, which cover benefits such as disability, old age and death, termination and sickness.
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2015	2014	2015	2014	2015	2014		2015	2014
CHF million
Swiss pension plan	36	50	0	16	36	34		(14)	7
Total	36	50	0	16	36	34		(14)	7
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.
Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2015		2014		2015	2014	Change		2015	2014	2015		2014
CHF million
Swiss pension plan – status overfunded	1,050	[1]	1,980	[1]	–	–	–		382	410	382	[3]	410	[4]
International pension plans – underfunded	(3)		(3)		(3)	(3)	0		1	1	1		1
International pension plans – without over-/underfunding	0		0		0	0	0		13	17	13		17
Total	1,047		1,977		(3)	(3)	0		396	428	396		428
1
Represents the Bank parent company's share of 93.98% and 93.91% in the total over/(under)funding of the Swiss pension plan of CHF 1,117 million and CHF 2,108 million as of December 31, 2015 and 2014, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

3 Includes a release of employer contribution reserves of CHF 14 million.
4 Includes an increase of employer contribution reserves of CHF 7 million.

18 Issued structured products
end of	2015						2014
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	11,558		0	0		11,558	1,748		89	0		1,837
Structured products without own debt	447		0	0		447	0		0	0		0
Equity
Structured products with own debt	36,347		102	1		36,450	34,864		684	57		35,605
Foreign exchange
Structured products with own debt	404		0	0		404	565		0	0		565
Structured products without own debt	0		918	(4)		914	0		738	(2)		736
Commodities / precious metals
Structured products with own debt	1,874		0	0		1,874	1,017		0	0		1,017
Structured products without own debt	0		133	(1)		132	0		174	(1)		173
Credit
Structured products with own debt	4,699		0	0		4,699	3,636		0	0		3,636
Other [3]
Structured products with own debt	673		0	0		673	682		0	0		682
Total	56,002		1,153	(4)		57,151	42,512		1,685	54		44,251
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.
In addition to the issued structured products included in the table above, the Bank parent company had CHF 6,432 million of issued structured products as of December 31, 2014, which qualified neither for bifurcation nor for fair valuation under the fair value option. These issued structured products are carried at amortized cost.
19 Unsecured senior debt and structured notes
end of	2015			2014
	Original maturity up to 1 year	Original maturity greater than 1 year	Total	Original maturity up to 1 year	Original maturity greater than 1 year	Total
Unsecured senior debt (CHF million)
Total unsecured senior debt [1,2]	4,890	86,846	91,736	6,721	66,999	73,720
of which recorded in medium-term notes			759			1,263
of which recorded in bonds and mortgage-backed bonds			90,977			72,457
Unsecured structured notes (CHF million)
Total unsecured structured notes	2,184	53,474	55,658	3,416	46,180	49,596
of which recorded in liabilities from other financial instruments held at fair value			55,555			42,512
of which recorded in bonds and mortgage-backed bonds			103			7,084
1 Includes guaranteed debt instruments.
2 Excludes senior unsecured debt included in due to banks and customer deposits as well as certificates of deposits and bankers acceptances.

20 Provisions and valuation adjustments
2015	Balance at beginning of period	Change in orga- nization	Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement		Releases to income statement		Balance at end of period
Provisions (CHF million)
Provisions for deferred taxes	52	0	–	–	0	–	0		(52)		0
Provisions for pension benefit obligations	3	0	0	–	0	–	0		0		3	[1]
Provisions for off-balance sheet default risks	209	0	(38)	(2)	(2)	0	235		(154)		248	[2,3]
Provisions for other business risks	139	0	(112)	0	0	0	15		(4)		38	[2]
Restructuring provisions	0	0	(4)	0	0	0	27		0		23	[4]
Other provisions	159	0	(57)	0	(1)	1	405		(23)		484	[5]
Provisions	562	0	(211)	(2)	(3)	1	682		(233)		796
Valuation adjustments for default and country risks (CHF million)
Valuation adjustments for default and country risks	1,033	(3)	(163)	3	(8)	110	760		(378)		1,354
of which valuation adjustments for default risks from impaired receivables	748	0	(159)	3	(7)	103	445	[6]	(166)	[6]	967
of which valuation adjustments for inherent risks	285	(3)	(4)	0	(1)	7	315	[7]	(212)	[7]	387
1 Discounted at rates of between 2.6% and 8.4%.
2 Provisions are not discounted due to their short-term nature.
3 Provisions are mainly related to irrevocable loan commitments and guarantees.
4 Partially discounted at rates of between 0.01% and 1.34%.
5 Includes provisions in respect of litigation claims of CHF 416 million and CHF 115 million as of December 31, 2015 and 2014, respectively; partially discounted at rates between 2.9% and 17.0%.
6
Mainly reflects increases in specific valuation adjustments on loans included in due to customers and due to banks in Switzerland, New York and Singapore and releases of such valuations adjustments in Switzerland and several foreign branches.

7 Mainly reflects increases and releases in inherent valuation adjustments on loans included in due to customers and due to banks, primarily in New York.
21 Composition of share capital, conversion and reserve capital
end of	2015			2014
	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
of which used for capital increases	0	0		0	0
of which reserved for capital instruments outstanding [4]	0	0		0	0
Reserve capital (at CHF 1 par value per share) [5]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2015 and 2014, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of Credit Suisse AG.
4
In the case of a conversion of the Group-internal contingent convertible instruments outstanding as of December 31, 2015 and 2014, respectively, an issuance of 8,695,000 registered shares, subject to adjustments, would have been required.

5 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of Credit Suisse AG.
Non-distributable reserves
As of December 31, 2015 and 2014, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.

Transactions with shareholders
In 2015, the Bank parent company paid out a dividend in kind of CHF 70 million to Credit Suisse Group AG, consisting primarily of financial assets and liabilities related to the transfer of the credit and charge cards issuing business to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. In 2014, Credit Suisse Group AG provided a contribution in kind of CHF 170 million to the Bank parent company consisting of 100% participating interests in Credit Suisse Group Finance (U.S.) Inc. and 42% participating interests in Credit Suisse (Luxembourg) S.A.
> Refer to “Statement of changes in equity” and “Note 1 – Business activities, developments and subsequent events” for further information on transactions with shareholders.
22 Significant shareholders and groups of shareholders
end of	2015						2014
	Number of shares (million)		Total nominal value (CHF million)		Share- holding (%)		Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400		100.00		4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	704		704		15.99		755		755	17.17
Crescent Holding GmbH	–	[4]	–	[4]	–	[4]	242		242	5.51
1 All shares with voting rights.
2
Pro-forma numbers calculated based on the percentage interest held in Group shares as per the share register of the Group on December 31 of the reporting period. Includes shareholders registered as nominees or ADS depositary bank.

3
Nominee holdings exceeding 2% are registered with a right to vote only if the nominee confirms that no individual shareholder holds more than 0.5% of the outstanding share capital or if the nominee discloses the identity of any beneficial owner holding more than 0.5% of the outstanding capital.

4 Participation was lower than the disclosure threshold of 5%.
Information received from shareholders of Credit Suisse Group AG not registered in the share register
In addition to the shareholdings registered in the share register of Credit Suisse Group AG (Group parent company), the Group parent company has obtained the following information directly from its shareholders and reported it to the SIX Swiss Exchange in accordance with the notification requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA). These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17% of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014 and 2015.
In 2015, the Group received disclosure notifications from Norges Bank, The Olayan Group and Qatar Holding LLC that their holdings of registered Group shares have fallen below the 5% threshold. In a disclosure notification that the Group published on February 12, 2016, the Group was notified that as of February 8, 2016, Norges Bank held 98.5 million shares, or 5.03% of the registered Group shares issued as of the date of the notified transaction.
Shareholders with a qualified participation
As of the date of the most recent notification received by the Group on December 10, 2015, Qatar Investment Authority (through Qatar Holding LLC) held approximately 4.98% of the Group’s common shares and 13.59% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements. As of the date of the most recent notification received by the Group on December 2, 2015, The Olayan Group (through Crescent Holding GmbH) held approximately 4.95% of the Group’s common shares and 6.40% purchase rights consisting of 6.34% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.06% from short put options. In addition to the Group, which is the direct shareholder of the Bank parent company, Qatar Investment Authority and The Olayan Group are shareholders with a qualified participation in accordance with Bank Law.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information on shareholders with a qualified participation.

23 Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans
> Refer to “Compensation” in IV –Corporate Governance and Compensation for a comprehensive disclosure of compensation to the Board of Directors and the Executive Board of Credit Suisse Group AG.
> Refer to “Note 23 – Shareholdings of the Board of Directors, Executive Board and employees” in VI –Parent company financial statements – Credit Suisse Group AG for information on shareholdings of the Board of Directors and the Executive Board of the Bank parent company.
Share-based awards outstanding
end of	2015		2014
	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	18.9	410	18.4	461
Share-based awards	18.9	410	18.4	461
1
All share-based compensation plans of the Bank parent company are plans based on virtual shares and either settled in shares of Credit Suisse Group AG or in cash on the basis of the fair value of the Credit Suisse Group AG shares.

The Board of Directors and the Executive Board of the Bank parent company are comprised of the same individuals as the Board of Directors and the Executive Board of Credit Suisse Group AG. Compensation to members of the Executive Board is determined by Credit Suisse Group AG on the basis of their overall function and responsibilities in the Group and paid by different legal entities of the Group depending on work location, local contracts, laws and regulations. A presentation of deferred share-based compensation awards to members of the Executive Board recorded by the Bank parent company would not appropriately reflect the Executive Board of the Bank parent company, as it would only consider those members for whom compensation is administrated by the Bank parent company.
As of December 31, 2015 and 2014, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
In January 2015, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation is awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent. Compensation plans are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable compensation should be granted in this form.
All share-based compensation plans of the Bank parent company are plans based on virtual shares and either settled in shares of Credit Suisse Group AG or in cash on the basis of the fair value of the Credit Suisse Group AG shares (Group shares).
Share awards
Each share award granted entitles the holder of the award to receive one Group share at the delivery date, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. The value of the share awards is solely dependent on the Group share price at the time of delivery.
On January 16, 2015, the Bank parent company granted 6.4 million share awards with a total value of CHF 129 million. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the two business days ended January 16, 2015. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value of each share award was CHF 16.94 on the grant date. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2015, 2016 and 2017 of CHF 0.66, CHF 1.03 and CHF 1.39, respectively. On January 16, 2014, the Bank parent company granted 4.8 million share awards with a total value of CHF 138 million.
Performance share awards
Members of the Executive Board, managing directors and all >>>material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards, which are subject to explicit performance-related clawback provisions.
Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, outstanding performance shares are subject to a negative adjustment in the event of a divisional loss, unless there is a negative return on equity (ROE) that would call for a negative adjustment greater than the divisional adjustment for the year, in which case the negative adjustment is based on a negative ROE. For employees in Shared Services, the negative adjustment only applies in the event of a negative ROE and is not linked to the performance of the divisions. The performance criteria for 2014 awards were based on strategic ROE.
On January 16, 2015, the Bank parent company granted 4.5 million performance share awards with a total value of CHF 90 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the two business days ended January 16, 2015. The fair value of each performance share award was CHF 16.94 on the grant date. Performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2014, 2015 and 2016 of CHF 0.66, CHF 1.03 and CHF 1.39, respectively. On January 16, 2014, the Bank parent company granted 3.2 million performance share awards with a total value of CHF 92 million.
The amount of the potential negative adjustment for a loss at the divisional level is applicable to all outstanding performance share awards (including the short-term incentive, STI) awards of Executive Board members who lead business divisions and is disclosed in the following table.
Potential downward adjustments of performance share and STI awards
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15%)
(2.00)	(30%)
(3.00)	(45%)
(4.00)	(60%)
(5.00)	(75%)
(6.00)	(90%)
(6.67)	(100%)
Contingent Capital Awards
CCA were granted in January 2015 and 2014 as part of 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.85% and 4.75% per annum over the six-month Swiss franc London Interbank Offered Rate (LIBOR) or 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2015 and 2014, respectively, until settled. Employees who received compensation in Swiss francs could elect to receive CCA denominated in Swiss francs or US dollars, and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as additional tier 1 capital of the Group, the timing and form of distribution upon settlement is subject to approval by >>>FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The Group will determine that fair value at its discretion. The Group intends to grant CCA as one of its annual deferred variable compensation awards in future years.
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
On January 16, 2015 and 2014, the Bank parent company awarded CHF 55 million and CHF 53 million, respectively, of CCA that are expensed over the three-year period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors.
Other cash awards
Other cash awards include several smaller deferred cash compensation plans.
Deferred compensation expenses
in	2015	2014
Deferred compensation expense (CHF million)
Share awards [1]	153	138
Performance share awards	82	58
Contingent Capital Awards (cash awards)	63	32
Other cash awards	32	37
Discontinued plans [2]	(3)	36
Deferred compensation expense	327	301
1 Includes special share awards.
2 Includes all plans that are discontinued but may still incur deferred compensation expense until final vesting of the related awards.

24 Amounts receivable from and amounts payable to related parties
end of	2015		2014
	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
Amounts receivable from and/or payable to related parties (CHF million)
Shareholders with a qualified participation	2,771	11,600	3,197	11,595
Group companies	224,841	90,933	277,256	106,144
Affiliated companies	8,507	846	6,717	993
Members of governing bodies [1]	34	56	21	58
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees, loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2015 and 2014, the Bank parent company had contingent liabilities of CHF 165,125 million and CHF 177,890 million, respectively, and irrevocable loan commitments of CHF 823 million and CHF 16,794 million, respectively, of which substantially all were related to transactions with group companies.
As shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.
Additional information on related party transactions
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out on an arm’s length basis.
25 Total assets by country rating
end of	2015			2014
Internal ratings	CHF million	[2]	%	CHF million	[2]	%
Total assets by internal country rating (CHF million)
AAA	169,719		25.6%	183,684		26.9%
AA	209,978		31.7%	232,179		34.1%
A	23,269		3.5%	16,829		2.5%
BBB	21,556		3.3%	25,846		3.8%
BB	4,129		0.6%	1,588		0.2%
B	3,014		0.5%	1,159		0.2%
CCC	9,308		1.4%	8,565		1.3%
CC	0		0.0%	179		0.0%
D	26		0.0%	113		0.0%
Foreign assets	440,999		66.6%	470,142		69.0%
Domestic assets	221,011		33.4%	211,518		31.0%
Total assets	662,010		100.0%	681,660		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Net balance sheet exposure by country rating of risk domicile.

26 Fiduciary transactions
end of	2015	2014
Fiduciary transactions (CHF million)
Fiduciary placements with third-party institutions	4,464	4,659
Fiduciary transactions	4,464	4,659
27 Assets under management
Assets under management
Assets under management include assets for which the Bank parent company provides investment advisory or discretionary asset management services, investment fund assets and assets invested in other investment-fund-like pooled investment vehicles managed by the Bank parent company. The classification of assets under management is conditional upon the nature of the services provided by the Bank parent company and the clients’ intentions. Assets are individually assessed on the basis of each client’s intentions and objectives and the nature of the banking services provided to that client. In order to be classified as assets under management, the Bank parent company must currently or in the foreseeable future expect to provide a service where the involvement of the Bank parent company’s banking or investment expertise (e.g., as asset manager or investment advisor) is not purely executional or custodial in nature.
Assets under custody are client assets held mainly for execution-related or safekeeping/custody purposes only and therefore are not considered assets under management since the Bank parent company does not generally provide asset allocation or financial advice.
Assets of corporate clients and public institutions that are used primarily for cash management or transaction executional purposes for which no investment advice is provided are classified as commercial assets or assets under custody and therefore do not qualify as assets under management.
For the purpose of classifying assets under management, clients with multiple accounts are assessed from a holistic client perspective. Accounts that are clearly separate from the remainder of the client relationship and represent assets held for custody purposes only are not included as assets under management.
The initial classification of the assets may not be permanent as the nature of the client relationship is reassessed on an on-going basis. If changes in client intent or activity warrant reclassification between client asset categories, the required reclassification adjustments are made immediately when the change in intent or activity occurs.
Reclassifications between assets under management and assets held for transaction-related or custodial purposes result in corresponding net assets inflows or outflows.
A portion of the Bank parent company’s assets under management results from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Bank parent company. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by Credit Suisse. The extent of double counting is disclosed in the following table.
Assets under management
end of	2015	2014
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse AG	106.0	82.8
Assets with discretionary mandates	171.0	195.7
Other assets under management	738.8	774.5
Assets under management (including double counting)	1,015.8	1,053.0
of which double counting	35.3	35.1

Changes in assets under management
in	2015		2014
Changes in assets under management (CHF billion)
Assets under management at beginning of period [1]	1,053.0		956.2
Net new assets/(Net asset outflows)	36.3		29.3
Market movements, interest, dividends and foreign exchange	(25.9)		68.2
of which market movements, interest and dividends [2]	(4.5)		36.8
of which foreign exchange	(21.4)		31.4
Other effects	(47.6)	[3]	(0.7)
Assets under management at end of period [1]	1,015.8		1,053.0
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3
Includes a reduction of CHF 41.4 billion related to the Bank parent company's updated assets under management policy which became effective July 1, 2015. The updated policy primarily introduced more specific criteria and indicators to be applied in evaluating whether client assets qualify as assets under management.

Net new assets
Net new assets measure the degree of success in acquiring assets under management or increasing assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Bank parent company’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Proposed appropriation of retained earnings
Proposed appropriation of retained earnings
end of	2015
Retained earnings (CHF million)
Retained earnings carried forward	3,113
Net loss	(2,877)
Retained earnings available for appropriation	236
Dividend	(10)
Retained earnings to be carried forward	226

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
Average balances and interest rates
in	2015			2014			2013
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	274	2	0.73%	298	4	1.34%	348	5	1.44%
Foreign	41,493	154	0.37%	41,965	186	0.44%	37,570	185	0.49%
Interest-bearing deposits with banks
Switzerland	29	0	0.00%	21	0	0.00%	9	0	0.00%
Foreign	924	12	1.30%	1,460	9	0.62%	1,608	2	0.12%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	1,411	17	1.20%	1,165	13	1.12%	1,958	20	1.02%
Foreign	148,552	2,608	1.76%	167,767	2,305	1.37%	173,651	2,496	1.44%
Trading assets
Switzerland	1,357	57	4.20%	1,534	67	4.37%	1,759	106	6.03%
Foreign	201,124	8,988	4.47%	219,345	9,436	4.30%	229,690	9,951	4.33%
Investment securities
Switzerland	669	3	0.45%	1,298	12	0.92%	1,730	18	1.04%
Foreign	2,310	62	2.68%	1,757	26	1.48%	1,509	27	1.79%
Loans
Switzerland	154,628	2,690	1.74%	150,794	2,852	1.89%	148,356	2,808	1.89%
Foreign	121,033	2,723	2.25%	108,039	2,225	2.06%	98,723	2,035	2.06%
Other interest-earning assets
Switzerland	3,019	114	3.78%	2,583	38	1.47%	2,091	50	2.39%
Foreign	103,321	1,911	1.85%	93,201	1,888	2.03%	107,748	1,853	1.72%
Interest-earning assets	780,144	19,341	2.48%	791,227	19,061	2.41%	806,750	19,556	2.42%
Specific allowance for losses	(4,738)			(4,138)			(3,365)
Non-interest-earning assets	207,181			179,566			187,943
Total assets	982,587			966,655			991,328
Percentage of assets attributable to foreign activities	79.94%			81.13%			81.41%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
in	2015			2014			2013
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	2,760	5	0.18%	1,698	3	0.18%	2,081	5	0.24%
Foreign	23,851	79	0.33%	21,913	96	0.44%	22,948	126	0.55%
Deposits of non-banks
Switzerland	171,176	184	0.11%	169,589	351	0.21%	200,659	369	0.18%
Foreign	179,904	617	0.34%	175,317	595	0.34%	115,327	478	0.41%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	3,142	57	1.81%	2,958	50	1.69%	2,893	51	1.76%
Foreign	71,300	1,206	1.69%	84,630	993	1.17%	109,583	1,104	1.01%
Trading liabilities
Switzerland	302	11	3.64%	361	36	9.97%	545	94	17.25%
Foreign	43,343	3,843	8.87%	49,631	3,902	7.86%	61,401	4,989	8.13%
Short-term borrowings
Switzerland	650	0	0.00%	549	0	0.00%	476	0	0.00%
Foreign	20,346	105	0.52%	26,446	119	0.45%	21,005	132	0.63%
Long-term debt
Switzerland	27,836	707	2.54%	24,891	698	2.80%	20,051	371	1.85%
Foreign	164,049	3,077	1.88%	132,122	2,912	2.20%	123,153	3,491	2.83%
Other interest-bearing liabilities
Switzerland	1,714	18	1.05%	1,194	3	0.25%	1,424	1	0.07%
Foreign	86,240	133	0.15%	96,083	269	0.28%	111,583	230	0.21%
Interest-bearing liabilities	796,613	10,042	1.26%	787,382	10,027	1.27%	793,129	11,441	1.44%
Non-interest-bearing liabilities	140,559			136,421			157,445
Total liabilities	937,172			923,803			950,574
Shareholders' equity	45,415			42,852			40,754
Total liabilities and shareholders' equity	982,587			966,655			991,328
Percentage of liabilities attributable to foreign activities	76.96%			77.30%			75.15%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
in	2015		2014		2013
	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	1,901	1.30	1,845	1.30	2,116	1.50
Foreign	7,398	1.20	7,189	1.00	5,999	0.60
Total net	9,299	1.20	9,034	1.10	8,115	1.00

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
Selected margin information
in	2015	2014	2013
Selected margin information (average rate in %)
Switzerland	1.18	1.17	1.35
Foreign	1.20	1.13	0.92
Net interest margin	1.19	1.14	1.01
The US Federal Reserve set the target range of the federal funds rate to 0.00% to 0.25% through 2015 and changed the target range at the end of December to 0.00% to 0.50%.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of December 2015.
The European Central Bank set the fixed rate tenders, which stood at 0.05% at the end of 2015.
The Bank of England set the bank rate at 0.50% in early 2009 and it remained at this level throughout 2015.

Analysis of changes in net interest income
in	2015 vs 2014			2014 vs 2013
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	0	(2)	(2)	(1)	0	(1)
Foreign	(2)	(30)	(32)	22	(21)	1
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	(3)	6	3	0	7	7
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	3	1	4	(8)	1	(7)
Foreign	(263)	566	303	(85)	(106)	(191)
Trading assets
Switzerland	(8)	(2)	(10)	(14)	(25)	(39)
Foreign	(784)	336	(448)	(448)	(67)	(515)
Investment securities
Switzerland	(6)	(3)	(9)	(4)	(2)	(6)
Foreign	8	28	36	4	(5)	(1)
Loans
Switzerland	72	(234)	(162)	46	(2)	44
Foreign	268	230	498	192	(2)	190
Other interest-earning assets
Switzerland	6	70	76	12	(24)	(12)
Foreign	205	(182)	23	(250)	285	35
Interest-earning assets
Switzerland	67	(170)	(103)	31	(52)	(21)
Foreign	(571)	954	383	(565)	91	(474)
Change in interest income	(504)	784	280	(534)	39	(495)
Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)
in	2015 vs 2014			2014 vs 2013
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	2	0	2	(1)	(1)	(2)
Foreign	9	(26)	(17)	(6)	(24)	(30)
Deposits of non-banks
Switzerland	3	(170)	(167)	(56)	38	(18)
Foreign	16	6	22	246	(129)	117
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	3	4	7	1	(2)	(1)
Foreign	(156)	369	213	(252)	141	(111)
Trading liabilities
Switzerland	(6)	(19)	(25)	(32)	(26)	(58)
Foreign	(494)	435	(59)	(957)	(130)	(1,087)
Short-term borrowings
Switzerland	0	0	0	0	0	0
Foreign	(27)	13	(14)	34	(47)	(13)
Long-term debt
Switzerland	82	(73)	9	90	237	327
Foreign	702	(537)	165	254	(833)	(579)
Other interest-bearing liabilities
Switzerland	1	14	15	0	2	2
Foreign	(28)	(108)	(136)	(33)	72	39
Interest-bearing liabilities
Switzerland	85	(244)	(159)	2	248	250
Foreign	22	152	174	(714)	(950)	(1,664)
Change in interest expense	107	(92)	15	(712)	(702)	(1,414)
Change in interest income
Switzerland	(18)	74	56	29	(300)	(271)
Foreign	(593)	802	209	149	1,041	1,190
Total change in net interest income	(611)	876	265	178	741	919
Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments
end of	2015	2014	2013
Carrying value of financial investments (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	294	304	402
Debt securities issued by foreign governments	1,416	2,066	1,388
Corporate debt securities	285	313	606
Residential mortgage-backed securities	750	0	0
Commercial mortgage-backed securities	259	0	0
Collateralized debt obligations	0	0	490
Total debt securities	3,004	2,683	2,886
As of December 31, 2015, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2015	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	30	0.82	109	2.29	127	1.05	7	2.00	273	1.54
Debt securities issued by foreign governments	61	1.51	1,301	0.74	20	1.47	0	–	1,382	0.79
Corporate debt securities	275	0.15	10	7.95	0	–	0	–	285	0.41
Residential mortgage-backed securities	0	–	0	–	0	–	750	2.88	750	2.88
Commercial mortgage-backed securities	0	–	0	–	0	–	259	3.28	259	3.28
Total debt securities	366	0.43	1,420	0.91	147	1.12	1,016	2.97	2,949	1.57
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio
end of	2015	2014	2013	2012	2011
Loan portfolio (CHF million, except where indicated)
Mortgages	99,216	95,201	92,418	89,733	86,514
Loans collateralized by securities	3,988	3,899	3,403	3,935	4,205
Consumer finance	2,874	3,241	4,397	4,502	4,598
Consumer	106,078	102,341	100,218	98,170	95,317
Real estate	23,418	25,440	24,715	23,717	21,971
Commercial and industrial loans	22,344	22,928	21,964	24,505	24,032
Financial institutions	3,100	4,041	4,016	3,718	4,306
Governments and public institutions	831	1,017	1,079	1,116	1,111
Corporate & institutional	49,693	53,426	51,774	53,056	51,420
Switzerland	155,771	155,767	151,992	151,226	146,737
Mortgages	3,948	3,601	2,560	2,139	1,741
Loans collateralized by securities	33,958	35,919	28,162	23,428	22,256
Consumer finance	892	1,082	1,541	2,399	2,097
Consumer	38,798	40,602	32,263	27,966	26,094
Real estate	3,033	3,758	2,597	2,084	1,951
Commercial and industrial loans	55,423	52,118	41,370	38,523	36,182
Financial institutions	18,234	18,302	17,824	22,184	22,406
Governments and public institutions	2,747	2,874	1,968	1,221	987
Corporate & institutional	79,437	77,052	63,759	64,012	61,526
Foreign	118,235	117,654	96,022	91,978	87,620
Gross loans	274,006	273,421	248,014	243,204	234,357
of which held at amortized cost	253,186	250,508	228,557	223,204	213,663
of which held at fair value	20,820	22,913	19,457	20,000	20,694
Net (unearned income)/deferred expenses	(145)	(112)	(91)	(59)	(34)
Allowance for loan losses	(866)	(758)	(869)	(922)	(910)
Net loans	272,995	272,551	247,054	242,223	233,413
Percentage of allowance for loan losses [1]	0.3%	0.3%	0.4%	0.4%	0.4%
1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry
end of	2015	2014
Loan portfolio by industry (CHF million)
Banks	3,016	3,901
Other financial services	18,318	18,442
Real estate companies	26,451	29,198
Other services	26,565	24,765
Manufacturing	10,052	9,226
Wholesale and retail trade	9,033	9,395
Construction	2,932	2,996
Transportation	18,985	17,433
Health and social services	2,519	2,501
Hotels and restaurants	1,649	1,633
Agriculture and mining	5,063	6,137
Telecommunications	434	409
Governments, public institutions and non-profit organizations	4,113	4,442
Corporate & institutional	129,130	130,478
Consumer	144,876	142,943
Gross loans	274,006	273,421
Net (unearned income)/deferred expenses	(145)	(112)
Allowance for loan losses	(866)	(758)
Net loans	272,995	272,551

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2015	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	28,327	43,643	26,191	1,055		0		99,216
Loans collateralized by securities	3,148	650	190	0		0		3,988
Consumer finance	1,087	1,733	54	0		0		2,874
Consumer	32,562	46,026	26,435	1,055		0		106,078
Real estate	13,288	6,006	3,972	103		49		23,418
Commercial and industrial loans	13,895	4,175	2,159	114		2,001		22,344
Financial institutions	1,688	352	320	4		736		3,100
Governments and public institutions	483	160	175	5		8		831
Corporate & institutional	29,354	10,693	6,626	226		2,794		49,693
Switzerland	61,916	56,719	33,061	1,281		2,794		155,771
Mortgages	1,762	2,070	56	14		46		3,948
Loans collateralized by securities	30,161	2,674	1,123	0		0		33,958
Consumer finance	736	93	63	0		0		892
Consumer	32,659	4,837	1,242	14		46		38,798
Real estate	1,880	1,011	22	0		120		3,033
Commercial and industrial loans	27,110	14,056	9,839	213		4,205		55,423
Financial institutions	7,015	6,388	3,684	0		1,147		18,234
Governments and public institutions	205	759	443	0		1,340		2,747
Corporate & institutional	36,210	22,214	13,988	213		6,812		79,437
Foreign	68,869	27,051	15,230	227		6,858		118,235
Gross loans	130,785	83,770	48,291	1,508		9,652		274,006
of which fixed rate	108,622	67,121	43,698	0		2,673		222,114
of which variable rate	22,163	16,649	4,593	1,508		6,979		51,892
Net (unearned income)/deferred expenses								(145)
Allowance for loan losses								(866)
Net loans								272,995
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized			Interest income which was recognized
in / end of	2015	2014	2013	2012	2011	2015	2014		2015	2014
Non-performing and non-interest-earning loans (CHF million)
Switzerland	374	389	378	409	427	15	16		1	1
Foreign	609	364	484	450	331	17	24	[2]	2	2
Non-performing loans [1]	983	753	862	859	758	32	40		3	3
Switzerland	100	87	109	113	100	7	7		1	2	[2]
Foreign	172	192	172	200	162	14	11	[2]	0	1	[2]
Non-interest-earning loans [1]	272	279	281	313	262	21	18		1	3
Total non-performing and non-interest-earning loans	1,255	1,032	1,143	1,172	1,020	53	58		4	6
1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for a definition of these terms.
2 Prior period has been corrected.
Potential problem loans
end of	2015	2014	2013	2012	2011
Potential problem loans (CHF million)
Switzerland	120	98	115	181	323
Foreign	316	89	225	346	357
Total potential problem loans	436	187	340	527	680
Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2015	2014	2013	2012	2011	2015	2014	2015	2014
Restructured loans (CHF million)
Switzerland	21	4	6	0	4	0	0	0	0
Foreign	261	167	0	30	14	11	3	3	1
Total restructured loans	282	171	6	30	18	11	3	3	1

Movements in the allowance for loan losses
	2015	2014	2013	2012	2011
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	758	869	922	910	1,017
Allowances acquired/(deconsolidated)	0	0	(1)	(18)	0
Changes in scope of consolidation	0	0	(1)	(18)	0
Switzerland	93	54	50	87	51
Foreign	202	91	116	72	90
Net movements recognized in the consolidated statements of operations	295	145	166	159	141
Mortgages	(3)	(2)	(6)	(7)	(10)
Loans collateralized by securities	(3)	(5)	(6)	(2)	(4)
Consumer finance	(67)	(88)	(96)	(75)	(79)
Consumer	(73)	(95)	(108)	(84)	(93)
Real estate	0	(3)	(5)	(1)	(9)
Commercial and industrial loans	(30)	(46)	(45)	(63)	(45)
Financial institutions	(1)	0	(1)	(1)	0
Corporate & institutional	(31)	(49)	(51)	(65)	(54)
Switzerland	(104)	(144)	(159)	(149)	(147)
Mortgages	(3)	(2)	(2)	(3)	(4)
Loans collateralized by securities	(1)	(2)	(2)	(7)	(15)
Consumer finance	(41)	(9)	(10)	(11)	(12)
Consumer	(45)	(13)	(14)	(21)	(31)
Real estate	0	0	0	(1)	0
Commercial and industrial loans	(58)	(179)	(103)	(14)	(116)
Financial institutions	(22)	(13)	(10)	(10)	(5)
Governments and public institutions	0	0	0	(6)	0
Corporate & institutional	(80)	(192)	(113)	(31)	(121)
Foreign	(125)	(205)	(127)	(52)	(152)
Gross write-offs	(229)	(349)	(286)	(201)	(299)
Consumer finance	11	16	23	21	33
Consumer	11	16	23	21	33
Commercial and industrial loans	0	2	3	12	3
Corporate & institutional	0	2	3	12	3
Switzerland	11	18	26	33	36
Consumer finance	1	1	1	1	5
Consumer	1	1	1	1	5
Commercial and industrial loans	16	18	27	10	0
Financial institutions	0	4	0	0	0
Corporate & institutional	16	22	27	10	0
Foreign	17	23	28	11	5
Recoveries	28	41	54	44	41
Net write-offs	(201)	(308)	(232)	(157)	(258)
Provisions for interest	18	20	26	29	14
Foreign currency translation impact and other adjustments, net	(4)	32	(12)	(1)	(4)
Balance at end of period	866	758	869	922	910
Average loan balance	275,661	258,833	247,079	238,801	225,165
Ratio of net write-offs to average loans	0.07%	0.12%	0.09%	0.07%	0.11%

Analysis of the allowance for loan losses by Switzerland, foreign and category
end of	2015		2014		2013		2012		2011
	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	42	0.0%	44	0.0%	47	0.0%	48	0.0%	54	0.0%
Loans collateralized by securities	2	0.0%	2	0.0%	2	0.0%	3	0.0%	11	0.0%
Consumer finance	97	0.0%	110	0.0%	122	0.0%	131	0.1%	107	0.0%
Consumer	141	0.1%	156	0.1%	171	0.1%	182	0.1%	172	0.1%
Real estate	52	0.0%	49	0.0%	60	0.0%	69	0.0%	63	0.0%
Commercial and industrial loans	169	0.1%	139	0.1%	166	0.1%	200	0.1%	230	0.1%
Financial institutions	3	0.0%	0	0.0%	1	0.0%	2	0.0%	2	0.0%
Corporate & institutional	224	0.1%	188	0.1%	227	0.1%	271	0.1%	295	0.1%
Switzerland	365	0.1%	344	0.1%	398	0.2%	453	0.2%	467	0.2%
Mortgages	10	0.0%	10	0.0%	9	0.0%	12	0.0%	14	0.0%
Loans collateralized by securities	12	0.0%	51	0.0%	52	0.0%	50	0.0%	38	0.0%
Consumer finance	52	0.0%	34	0.0%	35	0.0%	44	0.0%	65	0.0%
Consumer	74	0.0%	95	0.0%	96	0.0%	106	0.0%	117	0.1%
Real estate	5	0.0%	5	0.0%	5	0.0%	5	0.0%	8	0.0%
Commercial and industrial loans	326	0.1%	224	0.1%	277	0.1%	242	0.1%	215	0.1%
Financial institutions	96	0.0%	90	0.0%	93	0.0%	116	0.1%	97	0.0%
Governments and public institutions	0	0.0%	0	0.0%	0	0.0%	0	0.0%	6	0.0%
Corporate & institutional	427	0.2%	319	0.1%	375	0.2%	363	0.2%	326	0.1%
Foreign	501	0.2%	414	0.2%	471	0.2%	469	0.2%	443	0.2%
Total allowance for loan losses	866	0.3%	758	0.3%	869	0.4%	922	0.4%	910	0.4%
of which on principal	800	0.3%	686	0.3%	778	0.3%	842	0.4%	837	0.4%
of which on interest	66	0.0%	72	0.0%	91	0.0%	80	0.0%	73	0.0%
Percentages may not add up due to rounding.

Gross write-offs of loans by industry
in	2015	2014	2013	2012	2011
Gross write-offs of loans (CHF million)
Banks	0	0	0	0	5
Other financial services	24	14	11	11	1
Real estate companies	0	3	5	2	9
Other services	2	10	18	15	12
Manufacturing	8	112	17	30	63
Wholesale and retail trade	15	9	9	13	25
Construction	3	0	6	4	11
Transportation	35	62	57	8	4
Health and social services	0	1	3	1	0
Hotels and restaurants	3	0	1	4	3
Agriculture and mining	21	30	35	0	42
Telecommunications	0	0	1	1	0
Governments, public institutions and non-profit organizations	0	0	0	7	0
Corporate & institutional	111	241	163	96	175
Consumer	118	108	123	105	124
Total gross write-offs	229	349	286	201	299

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2015 (CHF million)
United States	3,139	30,769	11,161	45,069	87,418	93,938	226,425
Cayman Islands	272	22,634	1	22,907	0	2,294	25,201
United Kingdom	4,137	12,323	193	16,653	0	7,093	23,746
Luxembourg	4,813	9,585	1,559	15,957	0	5,530	21,487
France	2,709	7,672	6,351	16,732	97	2,101	18,930
Germany	1,922	7,293	3,949	13,164	0	3,419	16,583
Hong Kong	260	3,283	2	3,545	9,200	837	13,582
The Netherlands	876	7,859	470	9,205	0	3,730	12,935
Virgin Islands (Br.)	38	8,875	0	8,913	0	563	9,476
Canada	945	3,498	269	4,712	803	2,823	8,338
Japan	694	5,502	2,090	8,286	0	19	8,305
Italy	881	2,350	3,944	7,175	0	1,050	8,225
Ireland	1,530	5,411	64	7,005	0	1,197	8,202
South Korea	96	4,276	469	4,841	1,768	132	6,741
Brazil	302	1,133	373	1,808	4,582	236	6,626
India	910	3,753	256	4,919	1,341	187	6,447
2014 (CHF million)
United States	5,351	31,255	12,710	49,316	97,090	86,041	232,447
Cayman Islands	975	25,911	0	26,886	0	895	27,781
France	3,722	9,276	5,509	18,507	283	4,994	23,784
Luxembourg	4,370	11,999	3,244	19,613	0	3,342	22,955
United Kingdom	4,440	11,526	228	16,194	0	6,580	22,774
Germany	2,339	8,603	6,154	17,096	0	3,617	20,713
Hong Kong	638	3,072	23	3,733	10,174	880	14,787
The Netherlands	2,361	6,697	1,276	10,334	0	2,224	12,558
Japan	1,791	3,671	1,102	6,564	2,056	3,226	11,846
Italy	358	4,135	5,464	9,957	0	1,286	11,243
Canada	2,656	3,983	635	7,274	1,121	1,943	10,338
Ireland	1,942	6,299	4	8,245	2	1,245	9,492
Brazil	614	2,316	1,192	4,122	4,847	309	9,278
Virgin Islands (Br.)	111	8,011	0	8,122	0	709	8,831
Singapore	397	4,222	81	4,700	1,553	1,050	7,303
South Korea	459	3,713	328	4,500	2,515	142	7,157
India	1,269	4,797	213	6,279	512	84	6,875
2013 (CHF million)
United States	5,373	36,815	9,898	52,086	68,444	67,393	187,923
France	4,048	6,331	6,187	16,566	636	13,992	31,194
Germany	4,226	10,870	8,528	23,624	0	6,213	29,837
United Kingdom	7,181	7,777	280	15,238	0	13,238	28,476
Japan	1,703	5,907	829	8,439	6,908	4,178	19,525
Luxembourg	3,659	11,035	3,545	18,239	0	1,280	19,519
Cayman Islands	627	16,078	0	16,705	0	1,267	17,972
The Netherlands	1,721	5,990	1,580	9,291	0	2,902	12,193
Italy	790	2,783	6,811	10,384	0	1,402	11,786
Canada	3,263	3,268	779	7,310	976	1,790	10,076
Brazil	916	3,143	1,630	5,689	4,035	330	10,054
Hong Kong	510	3,330	1	3,841	4,305	592	8,738
Australia	1,314	1,630	62	3,006	3,675	1,382	8,063
Spain	2,449	2,923	1,002	6,374	341	1,250	7,965
Ireland	1,508	4,581	3	6,092	13	1,423	7,528
Mexico	578	2,445	2,287	5,310	1,382	161	6,853
South Korea	468	3,509	889	4,866	1,465	231	6,562
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

Deposits in Switzerland and foreign offices
in	2015			2014			2013
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	4,009	–	–	5,098	–	–	6,441	–	–
Interest-bearing demand	128,739	(30)	0.0%	136,970	85	0.1%	137,499	117	0.1%
Savings deposits	82,194	161	0.2%	71,845	257	0.4%	62,067	236	0.4%
Time deposits	17,666	53	0.3%	13,536	61	0.5%	12,490	62	0.5%
Switzerland	232,608	184	0.1%	227,449	403	0.2%	218,497	415	0.2%
Non-interest-bearing demand	4,265	–	–	4,562	–	–	4,723	–	–
Interest-bearing demand	33,439	37	0.1%	29,085	27	0.1%	26,231	30	0.1%
Savings deposits	19	0	0.0%	30	0	0.0%	32	0	0.0%
Time deposits	115,634	664	0.6%	117,051	615	0.5%	102,696	533	0.5%
Foreign	153,357	701	0.5%	150,728	642	0.4%	133,682	563	0.4%
Total deposits	385,965	885	0.2%	378,177	1,045	0.3%	352,179	978	0.3%
Deposits by foreign depositors in Swiss offices amounted to CHF 68.6 billion, CHF 73.3 billion and CHF 69.5 billion as of December 31, 2015, 2014 and 2013, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2015	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	18,318	18,318
Over 3 through 6 months	–	9,716	9,716
Over 6 through 12 months	–	8,915	8,915
Over 12 months	–	249	249
Certificates of deposit	–	37,198	37,198
3 months or less	29,924	51,576	81,500
Over 3 through 6 months	847	5,407	6,254
Over 6 through 12 months	951	3,387	4,338
Over 12 months	488	3,445	3,933
Other time deposits	32,210	63,815	96,025
Total time deposits	32,210	101,013	133,223
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2015	2014	2013
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	46,598	70,119	94,032
Maximum amount outstanding at any month-end during the year	98,790	92,764	150,092
Approximate average amount outstanding during the year	74,441	87,589	112,475
Interest expense for the year ended December 31	1,264	1,042	1,156
Approximate weighted-average interest rate during the year	1.7%	1.2%	1.0%
Approximate weighted-average interest rate at year-end	0.5%	0.6%	0.6%
Commercial paper (CHF million)
Outstanding as of December 31	4,667	15,567	12,095
Maximum amount outstanding at any month-end during the year	17,514	20,862	16,967
Approximate average amount outstanding during the year	11,952	17,551	14,555
Interest expense for the year ended December 31	53	68	52
Approximate weighted-average interest rate during the year	0.4%	0.4%	0.4%
Approximate weighted-average interest rate at year-end	0.4%	0.3%	0.3%
Other short-term borrowings (CHF million)
Outstanding as of December 31	3,990	10,354	8,097
Maximum amount outstanding at any month-end during the year	10,993	11,448	9,861
Approximate average amount outstanding during the year	9,044	9,444	6,926
Interest expense for the year ended December 31	52	51	80
Approximate weighted-average interest rate during the year	0.6%	0.5%	1.2%
Approximate weighted-average interest rate at year-end	1.3%	0.3%	1.2%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial paper are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 16 – Investment securities, 18 – Loans, allowance for loan losses and credit quality, 23 – Deposits, 24 – Long-term debt, 31 – Derivatives and hedging activities, 32 – Guarantees and commitments and 34 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.
The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2015, 2014 and 2013, the Bank had short-term borrowings of CHF 8.7 billion, CHF 25.9 billion and CHF 20.2 billion compared to short-term borrowings of CHF 8.7 billion, CHF 25.9 billion and CHF 20.2 billion at the Group, respectively.
In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2015, the carrying value of the Group’s debt securities was CHF 3.0 billion compared to CHF 2.6 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local governmental entities and foreign governments held by Neue Aargauer Bank, principally for liquidity management purposes.
The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2015, 2014 and 2013, the Bank’s total loans were CHF 254.9 billion, CHF 255.9 billion and CHF 231.2 billion or 93.4%, 93.9% and 93.6% of the Group’s total loans of CHF 273.0 billion, CHF 272.6 billion and CHF 247.1 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2015, December 31, 2014 and December 31, 2013 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss consumer segment.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges – Group
in	2015	2014	2013	2012	2011

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	(2,422)	3,627	4,096	2,190	3,471
Income from equity method investments	(243)	(244)	(251)	(160)	(138)
Pre-tax earnings/(loss) from continuing operations	(2,665)	3,383	3,845	2,030	3,333
Fixed charges:
Interest expense	10,042	10,027	11,441	14,947	16,550
Interest portion of rentals [1]	538	627	642	645	600
Preferred dividend requirements	0	53	236	231	216
Total fixed charges	10,580	10,707	12,319	15,823	17,366
Pre-tax earnings before fixed charges	7,915	14,090	16,164	17,853	20,699
Noncontrolling interests	(1)	449	639	336	837
Earnings before fixed charges and provision for income taxes	7,916	13,641	15,525	17,517	19,862
Ratio of earnings to fixed charges	0.75	1.27	1.26	1.11	1.14
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
Ratio of earnings to fixed charges – Bank
in	2015	2014	2013	2012	2011

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	(2,938)	2,961	3,654	1,779	2,664
Income from equity method investments	(210)	(231)	(240)	(144)	(134)
Pre-tax earnings/(loss) from continuing operations	(3,148)	2,730	3,414	1,635	2,530
Fixed charges:
Interest expense	9,990	9,908	11,307	14,757	16,464
Interest portion of rentals [1]	528	618	632	629	580
Preferred dividend requirements	0	53	236	231	216
Total fixed charges	10,518	10,579	12,175	15,617	17,260
Pre-tax earnings before fixed charges	7,370	13,309	15,589	17,252	19,790
Noncontrolling interests	(7)	445	669	333	901
Earnings before fixed charges and provision for income taxes	7,377	12,864	14,920	16,919	18,889
Ratio of earnings to fixed charges	0.70	1.22	1.23	1.08	1.09
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
This discussion does not generally address any aspects of Swiss taxation other than income and capital taxation or any aspects of US taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the Swiss and the US federal, state and local and other tax consequences of acquiring, owning and disposing of Shares.
Swiss taxation
Swiss federal withholding tax on dividends and similar distributions
Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen) and distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung) are exempt from Swiss federal withholding tax. Dividends and other similar cash or in-kind distributions (including scrip or stock dividends) on Shares made or paid by us out of profit reserves or out of reserves other than capital contribution reserves are subject to Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares are not subject to withholding tax.
Swiss-resident recipients
The relevant Swiss tax authority will refund or credit the Swiss federal withholding tax deducted by us on dividends or distributions on Shares in full to holders of Shares who are individuals resident in Switzerland and to holders who hold the Shares as part of a trade or business in Switzerland, and who, in each case, among other things, are the beneficial owners of the Shares and the dividends or the distributions made or paid on the Shares and who duly report the dividend or distribution in their income tax return or their statutory financial statements, as applicable, for the relevant tax period.
Non-resident recipients
A holder who is not resident in Switzerland and who does not hold the Shares as part of a trade or business in Switzerland may be entitled to a full or partial refund of the Swiss federal withholding tax deducted if the country in which the recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the other conditions of such treaty are met. A reduction of the withholding tax at source is not provided for by Switzerland for portfolio holdings and, therefore, is not permissible. Holders of Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a tax refund) may differ from country to country and should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sales or other dispositions of Shares and the procedures for claiming a refund of the withholding tax.
Residents of the US
In case of a Holder who is a resident of the US for purposes of the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation (Convention) without taxable presence in Switzerland to which the Shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the Shares and dividend or distribution and who meets the other conditions of the Convention may apply for a full refund of the withholding tax in the case of qualified US pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the US, the Swiss Federal Tax Administration at the address below or be down-loaded from the Swiss Federal Tax Administration's website. Four copies of the form must be duly completed, signed before a notary public of the US and three of them be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.
Income and profit tax on dividends and similar distributions
Shares held by Swiss resident individuals as private investments
Dividends and other distributions on Shares, made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen) and distributions made or paid by us on Shares based upon a capital reduction (Nennwertrückzahlungen) are exempt from Swiss federal, cantonal and communal income tax for holders of Shares who are individuals resident in Switzerland for tax purposes and who hold the Shares as private investments. Other dividends and distributions on Shares will be includible in Swiss federal, cantonal and communal taxable income for such Holders.
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, dividends and distributions, including capital repayments or distributions out of capital contribution reserves, made or paid by us on Shares are includible in taxable income in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may benefit from relief from taxation of the dividends or other distributions, including capital repayments or distributions out of capital contribution reserves, by way of a participation exemption if the Shares held at the time of the dividend or other distribution have a market value of at least CHF 1 million.
Non-resident recipients
A holder of Shares who is not a resident of Switzerland for tax purposes, and who, during the respective tax year, has not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, is not subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on Shares.
> Refer to “Swiss federal withholding tax on dividends and similar distributions” and “Final foreign withholding taxes with UK and Austria” for further information.
Capital gains tax realized on Shares
Shares held by Swiss resident individuals as private investments
A capital gain realized by a holder of Shares who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments classifies as a tax-exempt private capital gain and a capital loss as a non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax.
> Refer to “Shares held as assets of a Swiss business” for information on the taxation of individuals classified as “professional securities dealers.”
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, capital gain or loss realized on the sale of Shares is includible in, or deductible from, taxable income in the relevant tax period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. This tax treatment also applies to Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reason of, among other things, frequent dealings and leveraged investments in securities.
Non-resident individuals and legal entities
Holders of Shares who are not resident in Switzerland for tax purposes, and who, during the respective tax year, have not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, will not be subject to any Swiss federal, cantonal or communal income tax as a result of gain realized on the sale or other disposition of Shares.
> Refer to “Final foreign withholding taxes with UK and Austria” for information for UK and Austrian holders of Shares.
Net worth and capital taxes
Shares held by Swiss resident individuals as private investments
A holder of Shares who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments is required to include the Shares in taxable assets for purposes of cantonal and communal taxable wealth taxes.
Shares held as assets of a Swiss business
A holder who holds the Shares as part of a trade or business carried on in Switzerland is required to include the Shares in taxable wealth or taxable assets, as applicable, in the relevant tax period for purposes of cantonal and communal individual wealth tax or corporate capital tax, as applicable.
Non-resident individuals and legal entities
Holders of Shares who are not resident in Switzerland for tax purposes, and who, during the respective tax year, have not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, will not be subject to any cantonal or communal wealth tax or capital tax as a result of the holding of Shares.
Stamp duties upon transfer of securities
Secondary market dealings in Shares where no Swiss domestic bank or no Swiss domestic securities dealer (as defined in the Swiss Federal Stamp Duty Act) is a party or an intermediary to the transaction will not be subject to Swiss federal stamp duty on dealings in securities. Where a Swiss domestic bank or a Swiss domestic securities dealer is a party or an intermediary to such a transaction, Swiss federal stamp duty on dealings in securities at a rate of 0.15% of the purchase price of the Shares will be payable if none of the exemptions provided for in the Swiss Federal Stamp Duty Act applies. Subject to applicable statutory exemptions in respect of the one or the other party to a transaction, generally half of the tax is charged to the one party to the transaction and the other half to the other party.
Final foreign withholding taxes with UK and Austria
Since January 1, 2013, bilateral agreements on final withholding taxes by Switzerland with the UK and Austria are in force. The agreements, among other things, require a Swiss paying agent to levy a non-refundable (final) tax at specified rates on interest, dividends and capital gains deriving from assets, including Shares, held in accounts or deposits with a Swiss paying agent in respect of individuals residing in the UK or Austria. The final withholding tax substitutes the UK or Austrian income tax, as applicable, on such interest, dividends or capital gain. Such a person may, however, opt for voluntary disclosure of the interest, dividends or capital gain to the tax authority of his or her country of residency rather than be subject to the final withholding tax specified in the agreements.
The agreements are expected to be replaced by the new law on Automatic Exchange of Information (AEOI) entering into force on January 1, 2017 and to cease to apply from January 1, 2017.
> Refer to “Common Reporting Standard/Automatic Exchange of Information” for further information.
Common Reporting Standard / Automatic Exchange of Information
On February 13, 2014, the Organization for Economic Co-operation and Development released the Common Reporting Standard (CRS) designed to create a global standard for the AEOI, similar to the information to be reported under the US Foreign Account Tax Compliance Act (FATCA). On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information (Multilateral Agreement) that provides for the automatic exchange of FATCA-like information in line with the CRS. The Multilateral Agreement and its translation into the new Swiss AEOI law was approved by the Swiss parliament on December 15, 2015 and is expected to enter into force as of January 1, 2017. From that date, financial account information will have to be collected by Swiss financial institutions in line with the CRS for automatic exchange with countries that have concluded an AEOI agreement with Switzerland.
So far Switzerland has concluded a Multilateral AEOI agreement with the EU (28 countries) and bilateral AEOI agreements with Australia, Jersey, Guernsey, Isle of Man, Iceland, Norway, Japan, Canada and South Korea. These AEOI agreements are still subject to approval by the Swiss parliament and a potential referendum.
Pursuant to the Multilateral Agreement and the AEOI agreements, certain disclosure requirements may be imposed in respect of the holding of the Shares on investors or controlling persons that are residents of any of the signatory jurisdictions. It is expected that, where applicable, information that would need to be disclosed will include certain information about investors in the Shares, their ultimate beneficial owners and/or controllers, and their investment in and returns from the Shares.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2014 or 2015 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2016 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into US dollars at the “spot rate” of exchange on the date of receipt. The tax basis of Swiss francs received by the US Holder generally will equal the US dollar equivalent of such Swiss francs, translated at the spot rate of exchange on the date such Swiss franc dividends are received. Upon a subsequent exchange of such Swiss francs for US dollars, or upon the use of such Swiss francs to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the Swiss francs and the US dollars received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize US-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the US dollar value of the refund differs from the US dollar equivalent of the amount on the date of receipt of the underlying dividend.
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
Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the IR Code and may be subject to backup withholding unless the holder: (i) establishes that it is an exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed US Internal Revenue Service (IRS) Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.
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
The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
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
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]
2016 (through March 18)	10,620,842		21.3		12.3		3,081,532		21.4		12.7
March (through March 18)	11,085,582		15.5		13.9		3,020,016		15.9		14.1
February	13,847,828		17.5		12.3		4,181,861		17.3		12.7
January	6,907,190		21.3		17.5		1,968,618		21.4		17.3
2015	7,091,407		27.9		18.2		1,524,543		29.7		20.5
Fourth quarter	7,390,412		24.2		20.0		1,714,092		26.0		20.5
December	7,800,151		22.5		20.0		1,659,640		22.6		20.5
November	7,989,353		24.2		21.2		1,280,034		25.4		21.5
October	6,446,206		24.2		22.8		2,163,142		26.0		24.1
Third quarter	6,211,097		27.9		22.5		1,448,901		29.7		23.6
Second quarter	6,522,210		26.4		23.3		1,270,364		28.2		25.7
First quarter	8,275,518		25.4		18.2		1,667,546		27.0		21.0
2014	5,018,235		30.1		23.8		973,398		33.2		24.8
Fourth quarter	5,271,484		26.7		23.8		1,195,925		28.1		24.8
Third quarter	4,918,853		26.5		24.2		822,820		29.3		26.4
Second quarter	4,923,513		29.5		25.3		948,432		32.8		28.3
First quarter	4,960,842		30.1		26.6		923,695		33.2		29.3
2013	5,532,934		30.3		22.9		1,353,861		33.8		24.6
2012	6,955,208		27.2		16.0		2,347,395		29.7		16.2
2011	7,145,763		45.0		19.7		2,027,558		47.6		21.2
1 Closing prices for one share and average daily trading volume (SIX).
2 Closing prices of ADS and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2015, we maintained 447 offices and branches worldwide, of which approximately 64% were located in Switzerland.
As of the end of 2015, approximately 26% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 57% of which expire after 2020. The book value of the ten largest owned properties was approximately CHF 0.9 billion as of the end of 2015. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2015, the total amount of indebtedness secured by these facilities was not material to us.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	End of	Average in	[1]	High	Low
Exchange rate information - 5 years
2015	0.9983	1.0397		1.1781	0.9704
2014	1.0066	1.0942		1.1478	1.0066
2013	1.1231	1.0813		1.1292	1.0190
2012	1.0923	1.0713		1.1174	1.0043
2011	1.0668	1.1398		1.3706	1.0251
1 The average of the noon buying rates on the last business day of each month during the relevant period.
Month	High	Low
Exchange rate information - 6 months
March 2016 (through March 18)	1.0331	1.0006
February 2016	1.0303	0.9802
January 2016	1.0028	0.9779
December 2015	1.0180	0.9713
November 2015	1.0149	0.9704
October 2015	1.0539	1.0086
September 2015	1.0401	1.0225

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2015		2014	2013	2012	2011
Condensed consolidated statements of operations (CHF million)
Net revenues	23,797		26,242	25,856	23,611	25,891
Provision for credit losses	324		186	167	170	187
Total operating expenses	25,895		22,429	21,593	21,251	22,233
Income/(loss) from continuing operations before taxes	(2,422)		3,627	4,096	2,190	3,471
Income tax expense	523		1,405	1,276	465	656
Income/(loss) from continuing operations	(2,945)		2,222	2,820	1,725	2,815
Income/(loss) from discontinued operations, net of tax	0		102	145	(40)	(25)
Net income/(loss)	(2,945)		2,324	2,965	1,685	2,790
Net income/(loss) attributable to noncontrolling interests	(1)		449	639	336	837
Net income/(loss) attributable to shareholders	(2,944)		1,875	2,326	1,349	1,953
of which from continuing operations	(2,944)		1,773	2,181	1,389	1,978
of which from discontinued operations	0		102	145	(40)	(25)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(1.73)		0.99	1.10	0.79	1.29
Basic earnings/(loss) per share	(1.73)		1.05	1.18	0.76	1.27
Diluted earnings/(loss) per share from continuing operations	(1.73)		0.98	1.10	0.79	1.29
Diluted earnings/(loss) per share	(1.73)		1.04	1.18	0.76	1.27
Consolidated balance sheet (CHF million)
Total assets	820,805		921,462	872,806	924,280	1,049,165
Share capital	78		64	64	53	49
Shareholders' equity	44,382		43,959	42,164	35,498	33,674
Shares outstanding (million)
Shares outstanding	1,951.5		1,599.5	1,590.9	1,293.8	1,220.3
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	0.70	0.75	0.75
Ratios (%)
Return on assets [2]	(0.3)		0.2	0.3	0.1	0.3
Return on equity attributable to shareholders	(6.8)		4.4	5.7	3.9	6.0
Dividend payout ratio	–		66.7	59.3	98.7	59.1
Equity to asset ratio	5.4		4.8	4.8	3.8	3.2
1 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2016; to be paid out of capital contribution reserves.
2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2015	2014	2013	2012	2011
Average economic risk capital (CHF million)
Swiss Universal Bank	4,791	4,905	5,137	5,244	5,363
International Wealth Management	4,076	3,930	4,099	4,228	4,810
Asia Pacific	3,366	2,974	2,361	2,008	2,539
Global Markets	13,248	12,146	10,705	10,453	11,170
Investment Banking & Capital Markets	4,358	3,893	3,248	2,899	2,559
Credit Suisse	35,038	32,778	30,117	29,798	32,656
Pre-tax return on average economic risk capital (%)
Swiss Universal Bank	34.8	40.5	34.1	42.5	31.5
International Wealth Management	18.1	31.7	30.6	24.5	13.7
Asia Pacific	11.2	30.3	31.9	(8.9)	(1.4)
Global Markets	(14.0)	22.7	29.1	32.2	7.6
Investment Banking & Capital Markets	(8.1)	13.0	17.9	11.8	(8.1)
Credit Suisse	(6.5)	11.5	14.1	8.0	11.2
The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocations methods, which may not be required for future periods given the level of detail of information then available.

Selected information – Bank
in / end of	2015	2014	2013	2012	2011
Condensed consolidated statements of operations (CHF million)
Net revenues	23,211	25,589	25,314	22,976	25,006
Provision for credit losses	276	125	93	88	123
Total operating expenses	25,873	22,503	21,567	21,109	22,219
Income/(loss) from continuing operations before taxes	(2,938)	2,961	3,654	1,779	2,664
Income tax expense	439	1,299	1,170	365	508
Income/(loss) from continuing operations	(3,377)	1,662	2,484	1,414	2,156
Income/(loss) from discontinued operations, net of tax	0	102	145	(40)	(25)
Net income/(loss)	(3,377)	1,764	2,629	1,374	2,131
Net income/(loss) attributable to noncontrolling interests	(7)	445	669	333	901
Net income/(loss) attributable to shareholder	(3,370)	1,319	1,960	1,041	1,230
of which from continuing operations	(3,370)	1,217	1,815	1,081	1,255
of which from discontinued operations	0	102	145	(40)	(25)
Consolidated balance sheet (CHF million)
Total assets	803,931	904,849	854,429	907,436	1,034,784
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	43,406	42,895	39,467	34,704	30,386
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	44.0	44.0

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADR	American Depositary Receipts
ADS	American Depositary Shares
AEOI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AMF	Asset Management Finance LLC
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
APP	Adjustable Performance Plan
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBA	Bachelor of Business Administration
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	basis points
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFIG	Customized Fund Investment Group
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CoE	Centers of excellence
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FVA	Funding valuation adjustments
G
GAAP	Generally accepted accounting principles
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals
I
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit
IT	Information technology
J
JD	Juris Doctor

L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTI	Long-term incentive
LLM	Master of laws
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MACCS	Mandatory and contingent convertible securities
MBA	Master of Business Administration
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCC	Office of the Comptroller of the Currency
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
PhD	Doctorate of Philosophy
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and Resolution Plan
RRSC	Reputational Risk & Sustainability Committee
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SIX	SIX Swiss Exchange
SME	Small- and medium-sized enterprises
SNB	Swiss National Bank
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TBTF	"Too Big to Fail"
TED	Treasury Bill Eurodollar Difference
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-Risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An American depositary receipt is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III is January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment (DVA)	The DVA represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected exposure in the event of a default. Off-balance sheet exposures are converted into expected EADs through the application of a credit conversion factor which is modeled using internal data.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services.
Funding valuation adjustments (FVA)	Funding valuation adjustments are a valuation methodology that accounts for the funding costs of uncollateralized derivatives at their present value rather than accruing for these costs over the life of the transaction.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G10	The G10 is a group of eleven countries that have agreed to make resources available to the International Monetary Fund and includes Belgium, Canada, France, Italy, Japan, the Netherlands, the UK, the US, Germany, Sweden and Switzerland.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) plus the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail” (TBTF)	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	Total loss-absorbing capacity (TLAC) is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data
in / end of	2015		2014		2013
Share price (common shares, CHF)
Average	23.85		26.52		26.74
Minimum	18.22		23.77		22.90
Maximum	27.89		30.08		30.29
End of period	21.69		25.08		27.27
Share price (American Depositary Shares, USD)
Average	25.43		28.98		28.85
Minimum	20.48		24.84		24.56
Maximum	29.69		33.19		33.84
End of period	21.69		25.08		30.84
Market capitalization
Market capitalization (CHF million)	42,456		40,308		43,526
Market capitalization (USD million)	42,456		40,308		49,224
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	[2]	0.70	[2]
1 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2016; to be paid out of capital contribution reserves.
2 Paid out of capital contribution reserves.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of March 18, 2016	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	Baa3	BBB+	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A2	A	A
Outlook	Stable	Stable	Positive
Foreign currency translation rates
	End of			Average in
	2015	2014	2013	2015	2014	2013
1 USD / 1 CHF	0.99	0.99	0.89	0.96	0.91	0.93
1 EUR / 1 CHF	1.08	1.20	1.23	1.07	1.21	1.23
1 GBP / 1 CHF	1.47	1.54	1.47	1.47	1.51	1.45
100 JPY / 1 CHF	0.82	0.83	0.85	0.80	0.86	0.95

Financial calendar and contacts
Financial calendar
Annual General Meeting	Friday, April 29, 2016
First quarter results 2016	Tuesday, May 10, 2016
Second quarter results 2016	Wednesday, Aug 3, 2016
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPD 1
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 866 249 2593
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
Magalhães Jr. 700
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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
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

Production: Management Digital Data AG
Printer: Neidhart + Schön AG
Paper (cover): MultiArt Silk, half-matt coated, FSC-Mix, 350g/m2 Paper (content): Superset Offset, matt, FSC-Mix, 100g/m2

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
**www.credit-suisse.com**

5511194 / 075358E